Form 20-F
period 2002-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2003-04-17
CIK 1001807

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                   FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002       COMMISSION FILE NUMBER 1-13330

                                ----------------
                         PERUSAHAAN PERSEROAN (PERSERO)
                       P.T. TELEKOMUNIKASI INDONESIA TBK.
             (Exact name of Registrant as specified in its charter)
                          TELECOMMUNICATIONS INDONESIA
                (A STATE-OWNED PUBLIC LIMITED LIABILITY COMPANY)
                (Translation of Registrant's name into English)

                                ----------------
                             REPUBLIC OF INDONESIA
         (State or other jurisdiction of incorporation or organization)
                                JALAN JAPATI, 1
                                 BANDUNG 40133
                                   INDONESIA
                              (62) (21) 521-5109*
             (Address of Registrant's principal executive offices)

                                ----------------
    Securities registered or to be registered pursuant to Section 12(b) of the Act.

                          TITLE OF                            NAME OF EACH EXCHANGE ON
                         EACH CLASS                               WHICH REGISTERED
                         ----------                           ------------------------
American Depositary Shares representing Series B Shares, par  New York Stock Exchange value 500 Rupiah per share..................................
Series B Shares, par value 500 Rupiah per share.............  New York Stock Exchange**

    Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Series A Shares, par value 500 Rupiah per share.............                1
Series B Shares, par value 500 Rupiah per share.............   10,079,999,639

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes  X   No  __

    Indicate by check mark which financial statement item the Registrant has elected to follow.

                            Item 17  __   Item 18  X
---------------

 * Investor Relations Unit
** The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
DEFINITIONS...........................................................     1
Introduction..........................................................     6

                                PART I
Item  1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS*......     7
Item  2.  OFFER STATISTICS AND EXPECTED TIMETABLE*....................     7
Item  3.  KEY INFORMATION.............................................     7
Item  4.  INFORMATION ON THE COMPANY..................................    17
Item  5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................    72
Item  6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   119
Item  7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   126
Item  8.  FINANCIAL INFORMATION.......................................   134
Item  9.  THE OFFER AND LISTING.......................................   136
Item 10.  ADDITIONAL INFORMATION......................................   139
Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...   149
Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*.....   158

                               PART II
Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   158
Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.............................................   158
Item 15.  CONTROL AND PROCEDURES......................................   158
Item 16.  RESERVED....................................................   158

                               PART III
Item 17.  FINANCIAL STATEMENTS........................................   158
Item 18.  FINANCIAL STATEMENTS........................................   158
Item 19.  EXHIBITS....................................................   158

---------------

* Omitted because item is not applicable.

                                  DEFINITIONS

"ADSL"........................   (Asymmetric Digital Subscriber Line) is a
                                 technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

"AMPS"........................   (Advanced Mobile Phone System) is an analog
                                 mobile cellular system standard.

"ARPU"........................   (Average Revenue Per User) serves as an
                                 evaluation statistic in connection with a network operator's subscriber base.

"ASR".........................   (Answer to Seizure Ratio). See "Call Completion
                                 Rate".

"ATM".........................   (Asynchronous Transfer Mode) is a transfer mode
                                 in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

"B2B".........................   (Business-to Business Electronic Commerce) is a
                                 technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

"backbone"....................   refers to the main telecommunications network
                                 consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

"bandwidth"...................   refers to the capacity of a communications
                                 link.

"call completion rate"........   is the percentage of calls that are
                                 successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller's local exchange, in the case of call completion rates for local calls, and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or "ASR".

"capacity utilization"........   refers to the ratio of lines in service to
                                 local exchange capacity or installed lines.

"CDMA"........................   (Code Division Multiple Access) is a wide-band
                                 spread-spectrum network technology.

"DCS 1800"....................   (Digital Communication System) is a mobile
                                 cellular system using GSM technology operating in the 1800Mhz frequency band.

"DGPT"........................   Director General Post and Telecommunications.

"distribution point"..........   is the point of interconnection between the
                                 dropwire and the secondary cable running to a cabinet and/or a local exchange.

"DLD".........................   refers to domestic long-distance
                                 telecommunications services such as
                                 long-distance telephone calls and leased lines services.

"downlink"....................   refers to the receiving portion of a satellite
                                 circuit extending from the satellite to the Earth.

"dropwire"....................   is the wire connecting the subscriber's
                                 premises to the distribution point.

"DTR".........................   (Distributable TELKOM Revenues) is the monthly
                                 revenue share payable by each KSO Unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO Unit after deduction of specified KSO operating expenses and MTR.

"dual band"...................   refers to the capability of a mobile cellular
                                 network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

"earth station"...............   is the antenna and associated equipment used to
                                 receive or transmit telecommunication signals via satellite.

"existing installations"......   refer to telecommunications facilities,
                                 including telephone lines, network
                                 infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

"fixed cellular"..............   refers to a form of fixed wireless technology
                                 which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

"fixed wireless"..............   refers to a local wireless transmission link
                                 using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

"fixed wireline"..............   refers to a fixed path (wire or cable) linking
                                 a subscriber at a fixed location to a local exchange, usually with an individual phone number.

"frame relay".................   is a packet-switching protocol (in which
                                 messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

"Government"..................   refers to the Government of the Republic of
                                 Indonesia.

"GPRS"........................   (General Packet Radio Service) is a data packet
                                 switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

"GSM".........................   (Global System for Mobile Telecommunication) is
                                 a European standard for digital cellular telephone.

"IDD".........................   (International Direct Dialing) is a service
                                 that allows a subscriber to make an
                                 international call without the assistance or intervention of an operator from any telephone terminal.

"installed lines".............   refer to complete lines fully built-out to the
                                 distribution point and ready to be connected to subscribers.

"intelligent network" or
"IN"..........................   is a service-independent telecommunications
                                 network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

"ISDN"........................   (Integrated Services Digital Network) is a
                                 network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video.

"Kbps"........................   (Kilobits per second) is a measure of speed for
                                 digital signal transmission expressed in thousands of bits per second.

"KSO".........................   (Kerjasama Operasi) or Joint Operating Scheme,
                                 is a unique type of Build, Operate, and
                                 Transfer arrangement with a consortium of international operator(s) and domestic private company(ies), under which the consortium invests and operates TELKOM facilities in regional divisions.

"KSO Agreements"..............   refer to the agreements, as amended from time
                                 to time, between TELKOM and the KSO Investors, pursuant to which each KSO Unit was established, and providing for a form of contractual joint venture under which the KSO
                                 Investor, through the relevant KSO Unit, is responsible for the operation of the local network for the KSO Period.

"KSO Investor"................   refers to each of the five private joint
                                 venture companies that are currently a party to a KSO Agreement with TELKOM.

"KSO Period"..................   refers to the period commencing as under each
                                 KSO Agreement and ending on 31st December,
                                 2010.

"KSO Unit"....................   refers to a regional division of TELKOM managed
                                 and operated by a KSO Investor in the name of TELKOM, and for and behalf of TELKOM and the KSO Investor, pursuant to the relevant KSO
                                 Agreement between TELKOM and the KSO Investor.

"leased line".................   is a dedicated telecommunications transmissions
                                 line linking one fixed point to another, rented from an operator for exclusive use.

"lines in service"............   refer to revenue-generating lines connected to
                                 subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

"local call"..................   is the call among subscribers in the same
                                 numbering area without any prefix number being required.

"local exchange capacity".....   refers to the aggregate number of lines at a
                                 local exchange connected and available for connection to outside plant.

"MHz".........................   (Megahertz) is a unit of measure of frequency.
                                 1 MHz is equal to one million cycles per second.

"microwave transmission"......   is a transmission consisting of electromagnetic
                                 waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

"MoC".........................   refers to the Ministry of Communications.

"MoF".........................   refers to the Ministry of Finance.

"MTR".........................   (Minimum TELKOM Revenues) is the specified
                                 minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

"NMT-450".....................   (Nordic Mobile Telephone) is a form of analog
                                 mobile cellular service primarily installed in vehicles.

"optical fiber"...............   refers to cables using optical fiber and laser
                                 technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

"outside plant"...............   is the equipment and facilities used to connect
                                 subscriber premises to the local exchange.

"PBH".........................   (Pola Bagi Hasil) is a type of Build, Operate,
                                 and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

"PSDN"........................   (Packet Switched Data Networks) is a network
                                 using a switch device and sending packets of data through the network to some remote location.

"PSTN"........................   (Public Switched Telephone Network) is a
                                 telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

"satellite transponder".......   is the radio relay equipment embedded on a
                                 satellite that receives signals from earth and amplifies and transmits the signal back to earth.

"SIM" or "SIM card"...........   (Subscriber Identity Module) is a "smart" card
                                 designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

"SMS".........................   Short Messaging Service, a technology allowing
                                 the exchange of text messages between mobile cellular phones.

"switch"......................   is a mechanical, electrical or electronic
                                 device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

"trunk exchange"..............   refers to a primary, secondary or tertiary
                                 exchange.

"USO".........................   (Universal Service Obligation) the service
                                 obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

"VoIP"........................   (Voice over Internet Protocol) is a means of
                                 sending voice information using the Internet
                                 Protocol.

"VSAT"........................   (Very Small Aperture Terminal) is a relatively
                                 small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user's premises and used for two-way communications by satellite.

"WAP".........................   (Wireless Application Protocol) is an open and
                                 global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment
                                 (infotainment), games and micro payments.

                           FORWARD LOOKING STATEMENTS

     This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the financial condition, result of operations and business of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia ("TELKOM" or the "Company") and its subsidiaries and certain plans and objectives of the Company or the Company and its subsidiaries, wherever applicable, with respect to these items. In particular, among other statements, certain statements in "Item 5. Operating and Financial Review and Prospects" including, without limitation, those concerning the Company's expectations and plans, strategy, management's objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses, and forward looking statements concerning the Company's operations, performance and financial condition. Such statements can be generally identified by the use of terms such as "believes," "expects," "may," "will," "would," "could," "plans," or "anticipates," and the negatives of such terms or comparable terms. By their nature, forward looking statements involve risk and uncertainty because they are related to events which depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Important information regarding risks and uncertainty is also set forth elsewhere in this annual report, including in "Item 3D. Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

     In this Annual Report, unless otherwise specified or the context otherwise requires, all references to "Indonesia" are references to the Republic of Indonesia and all references to the "U.S." and "United States" are references to the United States of America. All references to the "Government" herein are references to the government of the Republic of Indonesia. References herein to "Rupiah" and "Rp." are to the lawful currency of Indonesia and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into U.S. Dollar amounts, based on the prevailing exchange rate of Rp.8,913 = US$1.00, being the middle market spot rate of exchange for Rupiah against U.S. Dollar quoted by Reuters on March 14, 2003. Such translations should not be construed as representations that the Indonesian Rupiah or U.S. Dollar amounts referred to could have been, or could be, converted into Rupiah or U.S. Dollars, as the case may be, at that or any other rate or at all. The middle market spot rate of exchange for Rupiah against U.S. Dollar quoted by Bank Indonesia on December 31, 2002 was Rp.8,940 to US$1.00. See "Exchange Rates" for further information regarding rates of exchange between Rupiah and U.S. Dollars.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     The Company's Financial Statements for the year 1998, and the Company's Consolidated Financial Statements for the year 1999, were audited by Prasetio, Utomo & Co., the member firm of Arthur Andersen & Co. SC in Indonesia. The Company's Consolidated Financial Statements for the years 2000 and 2001 were audited by Hans Tuanakotta & Mustofa, a member firm of Deloitte Touche Tohmatsu. The Company's Consolidated Financial Statements for the year 2002 have been audited by the Eddy Pianto, registered public accountant, the audit firm constituent of an Indonesian Accounting and Audit Services Practice operated as a federation of PT Grant Thornton Indonesia, a member firm of Grant Thornton International as indicated in their report appearing on page F-1 herein. Such Financial Statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Summary of Material Differences between Indonesian GAAP and U.S. GAAP" and Notes 57, 58 and 59 to the Company's Consolidated Financial Statements, which provide a description of the material differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the approximate amount of U.S. GAAP net income and stockholders' equity of the Company for and as of the end of each of the periods indicated in the Consolidated Financial Statements.

     For the year 2002, six companies were consolidated within the Company's Consolidated Financial Statements, namely: PT Telekomunikasi Selular ("Telkomsel", 65.0%), PT Dayamitra Telekomunikasi ("Dayamitra", 90.32%), PT Indonusa Telemedia ("Indonusa", 57.5%), PT Infomedia Nusantara ("Infomedia", 51%), PT Graha Sarana Duta ("GSD", 99.99%), and PT Pramindo Ikat Nusantara ("Pramindo", 30.0%).

     The following tables set forth a summary of the financial information of TELKOM as at and for the years specified. This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and is qualified in its entirety by reference to, TELKOM's Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report.

                                                                 YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1998       1999       2000       2001       2002
                                                  --------   --------   --------   --------   ---------
                                                  (RP. IN BILLION, EXCEPT FOR DATA RELATING TO SHARES,
                                                                   DIVIDENDS AND ADS)
CONSOLIDATED INCOME STATEMENT DATA
Indonesian GAAP
  Operating revenues(1)
     Telephone
       Fixed phones
          Local and domestic long-distance
            usage...............................     2,903      3,571      4,097      5,225       6,337
          Monthly subscription charges..........       683        799        887        998       1,650
          Installation charges..................       106         68         75         98         167
          Others................................       113         91        119         94         173
                                                  --------   --------   --------   --------   ---------
            Total fixed phones revenues.........     3,805      4,529      5,178      6,415       8,327

                                                                 YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1998       1999       2000       2001       2002
                                                  --------   --------   --------   --------   ---------
                                                  (RP. IN BILLION, EXCEPT FOR DATA RELATING TO SHARES,
                                                                   DIVIDENDS AND ADS)
       Cellular
          Air time charges......................       852      1,458      2,484      3,988       5,454
          Monthly subscription charges..........       212        236        356        582         593
          Features..............................         5          4          7         10           8
          Installation charges..................        20         51         43        128         172
                                                  --------   --------   --------   --------   ---------
            Total cellular revenues.............     1,089      1,749      2,890      4,708       6,227
       Total telephone revenues.................     4,894      6,278      8,068     11,123      14,554
     Joint Operation Scheme
       Minimum TELKOM Revenue (MTR).............     1,433      1,453      1,557      1,474       1,023
       Distributable TELKOM Revenue (DTR).......       143        209        695        733         604
       Amortization of Initial Investor
          Payments..............................        15         15         15         12          11
            Total Revenue under Joint Operating
               Scheme...........................     1,592      1,677      2,267      2,220       1,638
     Interconnection revenues...................       412        706        981      1,387       3,026
     Network....................................       354        343        340        415         326
     Data and Internet..........................        32         54        108        673       1,572
     Revenues under Revenue Sharing
       Arrangement..............................       285        308        308        265         280
     Other telecommunications services..........        21         19         40         47           4
                                                  --------   --------   --------   --------   ---------
       Total Operating Revenues.................     7,590      9,386     12,112     16,131      21,400
                                                  --------   --------   --------   --------   ---------
  Operating expenses
     Personnel..................................       904      1,225      1,610      2,028       4,124
     Depreciation...............................     2,468      2,627      2,419      2,829       3,504
     Operation, maintenance and
       telecommunications services(1)...........       726      1,146      1,386      2,150       2,432
     General and administrative.................       675        571        872      1,288       1,558
     Marketing..................................        51         76        147        220         380
                                                  --------   --------   --------   --------   ---------
       Total Operating Expenses.................     4,824      5,645      6,434      8,515      11,998
                                                  --------   --------   --------   --------   ---------
  Operating Income..............................     2,766      3,741      5,678      7,616       9,402
  Other income (charges)
     Gain on sales of long term investment......         0          0          0          0       3,196
     Interest expense...........................      (981)    (1,492)      (817)    (1,330)     (1,534)
     Interest income............................       744        762        692        572         485
     Gain (loss) on foreign exchange -- net.....    (1,219)       326       (944)      (379)       (517)
     Equity in net income (loss) of associated
       companies................................       (62)       137       (232)       (86)         62
     Others -- net..............................       178        101        412        294         215
  Other Charges -- net..........................    (1,340)      (166)      (889)      (928)      2,941
  Income before Tax.............................     1,426      3,575      4,789      6,687      12,343
  Tax expense...................................       258      1,009      1,466      2,071       2,746
  Income before minority interest in net income
     of subsidiaries and preacquisition loss....     1,168      2,566      3,323      4,617       9,597
  Preacquisition loss...........................         0          0          0        108        (143)
  Minority interest in net income of
     subsidiaries...............................       (15)      (162)      (313)      (475)     (1,109)
  Net Income....................................     1,153      2,404      3,010      4,250       8,345

                                                                 YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1998       1999       2000       2001       2002
                                                  --------   --------   --------   --------   ---------
                                                  (RP. IN BILLION, EXCEPT FOR DATA RELATING TO SHARES,
                                                                   DIVIDENDS AND ADS)
  Weighted average shares outstanding
     (millions).................................     9,333      9,644     10,080     10,080      10,080
     Net income per share.......................    123,47     249.23     298.61     421.64      827.90
     Net income per ADS.........................  2,469.44   4.984.64   5,972.23   8,432.76   16,558.08
     Dividend declared per share................     48.48      50.99     107.76      88.16      210.82
  U.S. GAAP(4)
     Net income.................................       815      2,621      2,952      4,037       9,274
     Net income per share.......................     87.31     271.79     292.87     400.46      920.06
     Net income per ADS.........................  1,746.27   5,435.72   5,857.41   8,009.21   18,401.29

                                                                    AS OF DECEMBER 31,
                                                        ------------------------------------------
                                                         1998     1999     2000     2001     2002
                                                        ------   ------   ------   ------   ------
                                                                     (RP. IN BILLION)
CONSOLIDATED BALANCE SHEET DATA
Indonesian GAAP
  Total assets........................................  26,040   28,574   32,019   32,470   42,322
  Current liabilities(2)..............................   3,940    4,331    4,510   10,075   10,855
  Other liabilities...................................   2,128    2,153    2,240    2,105    1,753
  Long-term debt......................................   8,537    8,541    9,546    9,731   10,371
  Total liabilities...................................  14,605   15,025   16,296   21,911   22,979
  Minority interest...................................     360      534      814    1,235    3,444
  Capital stock(3)....................................   4,667    5,040    5,040    5,040    5,040
  Total stockholders' equity..........................  11,075   13,015   14,909    9,324   15,899
U.S. GAAP(4)
  Total assets........................................  25,273   27,867   31,204   31,574   41,612
  Total stockholders' equity..........................  10,132   12,290   14,146    8,241   15,745

---------------

Notes:
(1) By considering growth of business segment in 2002, TELKOM presented its Operating Revenues in more detail than previous years namely Fixed Lines Revenues, Cellular Revenues, Joint Operation Schemes Revenues, Interconnection Revenues, Network Revenues, Data and Internet Revenues, Revenues under Revenue Sharing Arrangements and Other Telecommunications Services Revenues. For the comparability purpose, TELKOM also presented the previous years figures in the same items as the 2002 presentation.
(2) Includes current maturities of long-term debt.
(3) Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp. 500 and 10,079,999,639 Series B shares having a par value of Rp. 500 from an authorized capital stock comprising of one series A Dwiwarna share and 39,999,999,999 Series B shares.
(4) U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of early retirement benefits, foreign exchange differences on property under construction, interest capitalized on property under construction, revenue sharing arrangements, revaluation of property, plant and equipment, deferred tax on the Company's share of net income of domestic subsidiaries, pension, share of the Company's net income of associated companies, amortization of land rights and stock issuance costs, employee bonuses and depreciation of equipment to be installed. See Notes 57, 58 and 59 to the Company's Consolidated Financial Statements.

EXCHANGE RATE INFORMATION

     Prior to August 14, 1997, Bank Indonesia maintained the value of the Rupiah based on a basket of currencies of Indonesia's main trading partners. In July 1997 the exchange rate band was widened, and on August 14, 1997 Bank Indonesia announced it would no longer intervene in maintaining the exchange rate at any pre-determined level.

     The following table shows the exchange rate of Rupiah to U.S. Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates. No representations are made that the

Rupiah or US Dollar amounts referred to herein could have been or could be converted into U.S. Dollar or Rupiah, as the case may be, at any particular rate or at all.

                                                         AT PERIOD
YEAR                                                        END      AVERAGE(1)   HIGH(2)   LOW(2)
----                                                     ---------   ----------   -------   ------
                                                                     (RP. PER US$1.00)
1998...................................................    8,025        9,875     14,900     7,300
1999...................................................    7,100        7,809      8,950     6,726
2000...................................................    9,595        8,534      9,595     7,425
  First quarter........................................    7,590        7,507      7,590     7,425
  Second quarter.......................................    8,735        8,433      8,620     7,945
  Third quarter........................................    8,780        8,691      9,003     8,290
  Fourth quarter.......................................    9,595        9,507      9,595     9,395
2001...................................................   10,400       10,266     11,675     8,865
  First quarter........................................   10,400        9,895     10,400     9,450
  Second quarter.......................................   11,440       11,391     11,440    11,058
  Third quarter........................................    9,675        9,355      9,675    10,350
  Fourth quarter.......................................   10,400       10,422     10,435    10,400
2002...................................................    8,940        9,316     10,473     8,460
  First quarter........................................    9,655       10,192     10,473     9,542
  Second quarter.......................................    8,730        9,109      9,775     8,460
  Third quarter........................................    9,015        8,949      9,218     8,695
  Fourth quarter.......................................    8,940        9,058      9,326     8,815
  October..............................................    9,233        9,152      9,326     9,007
  November.............................................    8,976        9,075      9,228     8,970
  December.............................................    8,940        8,907      8,815     8,983
2003
  January..............................................    8,876        9,058      9,326     8,815
  February.............................................    8,905        8,895      8,970     8,863
  March................................................    8,908        8,930      9,120     8,863

---------------

Notes:

(1) The average of the middle exchange rate announced by Bank Indonesia on the last day of each month during the period, other than September, October, November and December 2002 and January, February and March 2003, which are daily averages.

(2) The high and low amounts are determined based upon the month end middle exchange rate announced by Bank Indonesia, other than for October, November and December 2002 and January, February and March 2003, which are daily averages.

Source: Bank Indonesia

     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Bridge Telerate and Reuters in 2001, 2002 respectively. The buy and sell rates published by Bridge Telerate were Rp10,400 and Rp10,450 to US$1 as December 31, 2001. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp8,940 and Rp8,960 to US$1 as of December 31, 2002. Telkomsel applied the Bank Indonesia average buy and sell rate for its monetary assets and liabilities which was Rp8,940 to US$1 as of December 31, 2002. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2002.

     The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,913 to US$1 published by Reuters on March 14, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollars at this or any other rate of exchange.

B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.  REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.  RISK FACTORS

INDONESIAN ECONOMIC AND POLITICAL RISK

     All of TELKOM's revenues are derived from its business operations undertaken in Indonesia. Furthermore, all of its assets are located and all of its services are performed in Indonesia. As a result, TELKOM's performance and its ability to maintain or increase its subscriber base are dependent on the health of the overall Indonesian economy. The Asian economic crisis in 1997 and 1998 caused a substantial impact on the Indonesian economy, which has not fully recovered to its pre-crisis levels. Any continuation or worsening of economic conditions in Indonesia could adversely affect TELKOM's business, including TELKOM's ability to maintain or increase its subscriber base and its ability to implement its business strategy.

     Indonesia had experienced political instability as well as general social and civil unrest in the past few years. This may affect TELKOM's operations in the future. There can be no assurance that social and civil disturbances will not recur in the future. If social and civil disturbances occur, it is possible that such disturbances could lead to political or economic instability, causing further damage to TELKOM's infrastructure and its business.

CURRENCY EXCHANGE RISK

     The Government's exchange rate policies and any future changes in the value of the Rupiah against the U.S. Dollar or other currencies could adversely affect TELKOM's financial condition and results of operations. On August 14, 1997, Bank Indonesia permitted the exchange rate for the Rupiah to float without announcing a level at which it would intervene. From August 1997 to mid-1998, the month-end value of the Rupiah relative to the U.S. Dollar declined from approximately Rp.2,600 per U.S. Dollar to as low as approximately Rp.15,000 per U.S. Dollar. There can be no assurance that the Rupiah will not be subject to continued depreciation or volatility, that the current exchange rate policy will remain the same, that the Government will act when necessary to stabilize, maintain or increase the value of the Rupiah, or that any such action, if taken, will be successful.

     Continued depreciation or volatility of the Rupiah against the U.S. Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM's capital expenditure program since most of the equipment to be used in the expansion of TELKOM's network capacity is sourced off-shore and priced in foreign currencies, mainly in U.S. Dollars and Euros, while almost all of TELKOM's revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM's business. As at March 14, 2003, the exchange rate of Rupiah to U.S. Dollar, based on the Reuters averages buy and sell rates, was Rp.8,913 per U.S. Dollar.

EXPANSION RISK

     To remain competitive and position TELKOM in gaining market share, TELKOM has identified its primary business objective as becoming a full service and network provider. To achieve this objective, TELKOM has determined that it should increase its focus on multimedia and other types of services in addition to its present core business concentration on local, domestic long-distance and mobile cellular services. TELKOM is also considering the possibility of providing IDD services when this business is opened to competition in August 2003. The implementation of measures designed to achieve this objective could strain TELKOM's managerial, financial and other resources, which could adversely affect TELKOM's business, financial condition and prospects.

KSO OPERATIONS RISK

     Under the KSO Agreement, part of TELKOM's fixed line network is managed by KSO Investors. As a result of the Indonesian economic crisis that began in 1997, the KSO Investors have experienced substantial difficulties in fulfilling their obligations to TELKOM under the KSO Agreements, leading to disputes between TELKOM and certain KSO Investors. TELKOM has explored various options to resolve the KSO issues and has also sought to negotiate the acquisition of all or a majority of shares of certain KSO Investors. In 2001, TELKOM acquired a 90.32% equity interest in Dayamitra, the KSO Investor for KSO VI. On April 19, 2002, TELKOM entered into a conditional sale and purchase agreement for the purchase of all of the outstanding equity interests in Pramindo, to be completed in three stages. As part of the initial closing, it acquired 30% of the shares of Pramindo in August 2002, and has management control over Pramindo. Under the agreement, TELKOM is expected to acquire a further 15% of the shares of Pramindo on September 30, 2003, and the remaining 55% of the shares of Pramindo on December 31, 2004.

     On May 8, 2002 TELKOM entered into a conditional sale and purchase agreement for all of the outstanding equity interests in PT AriaWest International ("AriaWest"), the KSO Investor for KSO III. However AriaWest was unable to reach agreement with its lenders on the restructuring of its debt obligations on terms acceptable to TELKOM. As a result, a condition of the sales and purchase agreement was not satisfied and the transaction was not closed as contemplated by August 30, 2002. Arbitration between the Company and AriaWest is proceeding. There can be no assurance that TELKOM will prevail in the arbitration or litigation proceedings. See "AriaWest Arbitration Risk".

     In relation to KSO IV, TELKOM is in the process of negotiating with the Shareholders of MGTI for a buy-out option. However as of the date of this annual report, there has been no agreement with regard to such a transaction. There can be no assurance that such an agreement can be reached or that TELKOM will be able to successfully restructure the KSO IV or may require TELKOM to enter into an arrangement on unfavorable terms.

     Because the KSO investors control the network development and operational responsibility in the KSO regions, the failure to amicably resolve the issues in a particular KSO region may result in limited network expansion and impede TELKOM's access to subscribers and ability to compete effectively in that region.

ARIAWEST ARBITRATION RISK

     On May 15, 2001, AriaWest, the KSO investor for KSO III, commenced an arbitration proceeding under the Rules of the International Chamber of Commerce ("ICC") against TELKOM for an allegation of breach of the KSO Agreement between TELKOM and AriaWest. AriaWest has alleged damages in excess of US$1.3 billion, but has not specified the amount of damages associated with most of its claims. TELKOM has denied AriaWest's allegations and claimed that AriaWest has materially breached the KSO Agreement. TELKOM has not quantified all of its damages, but has claimed amounts in excess of Rp.528 billion with respect to non-payment of MTR and Rp.113 billion with respect to non-payment of DTR.

     On May 8, 2002, TELKOM and the shareholders of AriaWest executed a conditional sale and purchase agreement pursuant to which TELKOM agreed to acquire all of the shares of AriaWest from the shareholders and to guarantee certain debt obligations of AriaWest, subject to the restructuring of such debt obligations. Closing of the transaction was subject to various condition precedents, including: (i) the release of tax clearance from the tax authority regarding AriaWest's tax loss carry forward; (ii) approval of the transaction from TELKOM shareholders; and (iii) the restructuring of AriaWest's debt obligations on terms acceptable to TELKOM. Although the tax clearance was released and the Company obtained such approval from its shareholders in the extraordinary general meeting on June 21, 2002, the transaction was not closed as contemplated by August 30, 2002 as a condition precedent requiring the restructuring of certain debt obligations of AriaWest was not satisfied. Certain of AriaWest's creditors have publicly stated that they have not yet agreed to restructure AriaWest's debt obligations. Such creditors have asserted that payments to be made by TELKOM to the AriaWest shareholders to acquire the AriaWest shares would prejudice their interests if such funds are not used to service existing debt obligations of AriaWest, and that as a consequence, the creditors may likely accelerate the loan facility and foreclose on collateral under the terms of the relevant loan agreement. Because AriaWest is currently insolvent and in default under a loan facility with an estimated aggregate outstanding amount of approximately US$291 million as of April 30, 2002, it appears that the creditors have the right to accelerate the loan facility and foreclose on collateral under the terms of the relevant loan agreement. Unless and until TELKOM, AriaWest and the creditors reach agreement on a restructuring of AriaWest's debt, TELKOM may not have the ability to proceed with the purchase of the AriaWest shares and to permanently settle the pending arbitration proceeding on the terms presently contemplated, or at all. Furthermore, TELKOM intends to vigorously pursue its claims and defenses in the arbitration. Currently, the ICC proceedings have been suspended until April 17, 2003 by agreement of the parties. If the closing does not occur, no assurance can be given that TELKOM will be successful in defending AriaWest's claims for breach of the KSO Agreement or in pursuing its own claims against AriaWest in the arbitration. Any adverse ruling in the arbitration proceeding could have a material adverse effect on TELKOM's business, financial condition and results of operations.

     Currently, both parties are still attempting to complete the transaction. However, there can be no assurance that the transaction will be completed.

DIRECT CONTROL BY THE GOVERNMENT OF INDONESIA RISK

     The Government has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM, and so has effective control of TELKOM and the ability to determine the outcome of substantially all actions requiring the approval of TELKOM shareholders. The Government is also the holder of the Dwiwarna share of TELKOM, which has special voting rights and veto rights over certain matters, including the election and removal of the Directors and Commissioners of TELKOM. Through the MoC, the Government also exercises regulatory power over the Indonesian telecommunications industry. There might be situations where the objectives of the Government, as TELKOM's regulator and its controlling shareholder, conflict with TELKOM's business goals. In addition, there can be no assurance that the Government will not direct opportunities to other telecommunication service providers in which it holds an interest.

SYSTEMS FAILURE RISK

     TELKOM's telecommunications services are currently carried through its fixed line and cellular networks, as well as through its transmission networks that consist of copper-wire cable, optical fiber cable, microwave, submarine cable and satellite transmission links. The provision of its services depends on the stability of this integrated network and is managed through TELKOM's national network control system. Although TELKOM has its telecommunication's management network system that minimizes failure through traffic rerouting and standard disaster recovery procedures, TELKOM's network may be vulnerable to damage or interruptions in operation due to earthquake, fire, power loss, telecommunications failures, network software flaws, transmission cable disruption or similar events. TELKOM carries insurance on its fixed assets, but does not carry business interruption insurance.

     Any failure of this integrated network, TELKOM's servers, or any link in the transmission chain that results in an interruption in TELKOM's operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage TELKOM's ability to attract and retain subscribers and adversely affect its results of operations, financial condition and prospects.

LIQUIDITY RISK

     TELKOM believes that its available cash resources (including the ability to draw down further on existing debt facilities) and cash from operations will provide sufficient financial resources to meet its projected capital and other expenditure requirements and to settle or refinance its projected liabilities. However, TELKOM may need to raise significant additional funds in order to support its growth, undertake acquisitions, and develop new or enhanced services and products. It may also respond to competitive pressures, acquire complementary businesses, technologies or take advantage of opportunities. TELKOM cannot be sure that such additional funding, if needed, will be available on acceptable terms. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit TELKOM's operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, TELKOM may be unable to develop or enhance its services. It may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on TELKOM's business, results of operations and financial condition.

CAPITAL EXPENDITURE RISK

     The telecommunications industry is capital intensive in nature. In order to continue to be competitive and provide service and technology compatible with other telecommunications service operators as well as customer demand, TELKOM must continue to expand and modernize its network, which involves substantial capital investment. TELKOM historically has relied heavily on two-step loans obtained through the Government and third party financing, including vendor financing, to support the development of its fixed line network. TELKOM is now exploring the possibility of implementing an innovative form of revenue sharing, which TELKOM has termed the "Pay as You Grow" program. If TELKOM is unable to obtain adequate vendor or other third party financing for its planned capital expenditures or otherwise fund such expenditures through other financing arrangements, including internal cash flows, TELKOM may have to forego, delay or postpone certain of its planned capital expenditures. This may prevent TELKOM from being able to expand sufficiently and upgrade its network.

EMPLOYEE RISK

     As a result of changes in the socio-political environment in Indonesia and the newly enacted Employment Act 2003, the employees through their association may have significant bargaining power. This may cause the modification or delay in implementation of TELKOM policies that the employees determine may adversely impact their interests. There can be no assurance that the activities of employees will not materially and adversely affect TELKOM's business, financial condition and prospects.

TECHNOLOGICAL RISK

     The telecommunications industry is characterized by rapid and significant changes in technology. TELKOM may face increasing competition from technologies currently being developed or that may be developed in the future. New technologies, services or standards could require significant changes to its business model, the development of new products or the provision of additional services. In addition, TELKOM may need to substantially update and expand its billing and credit control systems to accommodate growth in its business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. TELKOM cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, TELKOM cannot provide any assurances that the technologies it adopts will not become obsolete or subject to intense competition from new technologies in the future.

REGULATORY RISK

     There is substantial uncertainty in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecom Law No. 36 of 1999 ("Telecom Law") provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry's competitive structure. The Telecom Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM believes that there has been uncertainty in the Indonesian regulatory environment with regard to, among other things:

     - Interconnection: TELKOM is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. Currently, TELKOM's ability to negotiate such interconnection agreements is limited by the provisions set forth in various Ministerial Decrees governing interconnection rates. Following the enactment of the Telecom Law, a restructuring of the interconnection policy has been proposed based upon a cost-based tariff rather than the revenue sharing scheme as currently implemented. As of the date of this Annual Report, the Government has not finalized regulations regarding the implementation of the new interconnection policy.

     - Licenses: The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM's licenses and business authority at its discretion. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM's business, financial condition, results of operations and prospects.

     - Tariffs: In 1995, the Government, after consulting with the House of Representative (DPR), implemented regulation establishing a price cap tariff formula to determine annual tariff adjustments for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years (2002 -- 2004). For the year 2002, the first tariff increase with an average 15% increase has been implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. There is no assurance as to when or whether the 2003 tariff increase will be implemented by the Government.

     - Independent Regulatory Body (IRB): The Telecom Law contemplates the establishment of a new independent regulatory body to provide input to the MoC in the development of telecommunications policies and regulations. As of the date of this Annual Report, no IRB has been established. Currently, it is anticipated that the MoC will continue to be responsible for setting policy, monitoring and controlling the telecommunications industry. However, there can be no assurance that the independent regulatory body will not influence the MoC to take action that may be detrimental to TELKOM's business or prospects or that the independent regulatory body will not receive regulatory authority in the future. There can be no assurance as to the timing and form of the IRB to be established by the Government.

     - Competition in the Fixed Line Domestic Telecommunications
       Market: Historically, TELKOM has had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the new telecommunication law 36/1999 (the "Telecom Law"), the Government plans to end TELKOM's monopoly position in providing fixed line domestic telecommunications services. It has issued to Indosat, a license to provide local telephone services from August 2002, and announced that Indosat will received a license to provide domestic long-distance telephone services from August 2003, creating a "duopoly system" in Indonesia's fixed line domestic telecommunication market. Competition in the fixed line market could lead to a decline in TELKOM's existing subscriber base as subscribers choose to receive services from other providers, or result in lower revenue from competitive pricing policies, increased selling costs to attract or replace subscribers, or a decrease in the rate at which TELKOM attracts new subscribers for its services, all of which could adversely affect TELKOM's profitability.

     - Compensation Risk: The Telecom Law provides that TELKOM is to be compensated for the loss of TELKOM's rights of exclusivity in relation to the provision of fixed local and domestic long-distance services in Indonesia. The nature and extent of compensation that is payable to TELKOM is subject to approval by the Government. The Government has determined that compensation for the termination of TELKOM's exclusivity right for fixed local and domestic long-distance telecommunication network shall be given in a form of an IDD license and in the approval of the reissuance of TELKOM's DCS 1800 license from TELKOM to Telkomsel, while compensation for the termination of Indosat's exclusivity rights for IDD shall be given in the form of DCS 1800, local and domestic long-distance license. The Government has appointed a reputable Independent Appraiser to resolve any difference of opinion regarding the value of the compensation. At present, the independent appraiser has finalized its work and has submitted the result to the Government. However, as of the date of this Annual Report, TELKOM has not received formal notice from the Government regarding the implementation of the compensation scheme for the early termination of its exclusivity rights.

     - USO Risk: All telecommunications network operators and service providers are bound by a Universal Service Obligation, or USO, which requires provision of certain telecommunications facilities and infrastructure in rural and remote areas. As a local network provider, TELKOM is obligated to build and operate telecommunications networks in the USO areas. Because TELKOM is the local network provider in all parts of Indonesia other than those operated by the KSO Units, the USO obligation likely burden will TELKOM more than other service providers. Historically, TELKOM has been obligated to contribute 5% of its capital expenditures for its USO requirements. TELKOM has typically experienced financial losses in providing such network capacity for rural and remote areas. As of the date of this Annual Report, the Government has not finalized the new USO regulation for telecommunication operators in Indonesia.

     There can be no assurance that the amendment or interpretation of implementation of current laws and regulations, or the introduction of additional laws or regulations will not adversely affect TELKOM's business, financial condition and prospects.

CELLULAR OPERATIONS RISK

     TELKOM provides cellular telecommunications services through its subsidiaries and associated companies including Telkomsel (GSM 900 Mhz and 1800
Mhz), Komselindo (AMPS/CDMA), Telesera (AMPS), Metrosel (AMPS) and Mobisel (NMT-450). Among these associated companies, Telkomsel has experienced a rapid growth in its subscriber-base in recent years, and is currently a market leader in the cellular business in Indonesia with an estimated market share of approximately 52.3% as of December 31, 2002. Telkomsel's future growth depends upon its ability to overcome frequency and physical infrastructure limitations. Telkomsel had capacity and spectrum constraints in the past and may in the future face such constraint, which may result in network congestion and reduced service quality. Unresolved capacity and spectrum constraints may impede Telkomsel's future growth. Telkomsel's ability to continue to increase and retain its subscriber-base also depends on the continued expansion of its cellular network capacity. Telkomsel currently anticipates that over the next three years it will substantially increase the capacity of its cellular network. The spectrum and capacity are subject to regulatory approval and allocation.

     The Indonesian cellular telecommunications market is highly competitive. Currently, Telkomsel competes primarily with Satelindo, Excelcomindo and IM3 in attracting and retaining subscribers for its mobile cellular telecommunications services. There are also several other new competitors including new CDMA cellular operators. Competition between Telkomsel and all of these operators is based on various factors such as the pricing, network quality and coverage, range of services offered and customer service. In addition to the current operators, there is no assurance that the MoC will not issue new licenses for additional mobile cellular telecommunication service operators in the future that may compete with Telkomsel.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company"), a majority state-owned company, is the principal provider of fixed line and cellular services in Indonesia. The Company provides a wide range of telecommunication network and telecommunications services including fixed-line, mobile, interconnection, network, data and Internet services, and other telecommunications services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company's purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.

     In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephone services were first made available in Indonesia in 1882 and, until 1906, were provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company to provide postal and telecommunications services in Indonesia, apart from services in Sumatra, which were transferred in the 1970's. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro, and PN Telekomunikasi. In 1974, PN Telekomunikasi was further divided into two state-owned companies, Perusahaan Umum Telekomunikasi ("Perumtel") to provide domestic and international telecommunications services and PT Inti, to provide telecommunications equipment manufacturing. In 1980, the international telecommunications business was transferred to Indosat.

     In 1991, Perumtel was transformed into a "Persero", or state-owned limited liability corporation with commercial purposes, and renamed Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, known as TELKOM. Prior to 1995, TELKOM's business operation was segregated into 12 regional operating units, known as "Witels," which were centrally controlled from TELKOM's headquarters in Bandung, West Java. Each Witel had a management structure responsible for all aspects of TELKOM's business in their respective regions, from the provision of telephone services to property management and security. The Company has its place of domicile in Indonesia and its registered office at No. 1, Jalan Japati, Bandung, 40133, Indonesia. The name and address of the Company's agent in the United States is CT Corporation System.

     During 1995, TELKOM restructured its operations (the "Restructuring") by converting all twelve Witels into seven Regional Divisions (Division I Sumatra; Division II Jakarta and the surrounding areas; Division III West Java; Division IV Central Java; Division V East Java; Division VI Kalimantan; and

Division VII Eastern part of Indonesia) and one Network Division. The Company also entered into KSO Agreements with five private sector consortia, each of which involved one or more prominent international telecommunication operators, to develop and manage five of TELKOM's seven regional operating divisions (I, III, IV, VI, and VII).

     On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange, and its shares in the form of ADS, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares have also been publicly offered without listing in the Tokyo Stock Exchange. TELKOM is currently one of the largest companies by market capitalization in Indonesia, with a market capitalization of approximately US$3.87 billion as of March 14, 2003.

     For a description of the important events in the development of the Company's business since the beginning of the Company's last three financial years to the date of this Annual Report, see "Item 5. Operating and Financial Review and Prospects -- Overview" and "Item 5 -- Operating and Financial Review and Prospects -- Recent Developments". A description of the Company's principal capital expenditures and divestitures, since the beginning of the Company's last three financial years to the date of this Annual Report is set forth in "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources". Information concerning the principal capital expenditures and divestitures currently in progress is also described in "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources".

B.  BUSINESS OVERVIEW

GENERAL

     TELKOM is the main provider of local and domestic telecommunications services in Indonesia. The Company also provides a wide range of telecommunications services as reflected in its revenues structure which is categorized in Fixed Phone, Cellular, Joint Operating Scheme, Interconnection, Network, Data & Internet, Revenue Sharing Arrangement, and Other Revenues. See Item-3 Key Information -- Selected Financial Data.

     For the year 2002, no single customer, other than interconnection customers, accounted for more than 1% of TELKOM's total operating revenues, and TELKOM's top 100 customers, other than interconnection customers, together accounted for less than 5% of its total operating revenues.

MAIN PRODUCTS AND SERVICES

  FIXED-PHONE SERVICES

     TELKOM provides its fixed-phone telecommunications services in seven regional divisions covering all of Indonesia. See "Item-4 Information on the Company -- History and Development of the Company". Fixed-phone services mainly comprise local and domestic long-distance services. Fixed-phone subscribers pay one time installation charges, ongoing monthly subscription charges, and usage charges for local and domestic long-distance services. Usage charges are generally uniform nationwide and are based on call distance, call duration and time band. In addition, subscribers are provided with a number of value-added features, which are billed on a monthly basis, such as voicemail and information services.

     TELKOM's total number of fixed-lines in service, including those in its KSO regions, has increased from approximately 7.22 million as of December 31, 2001 to approximately 7.75 million as of December 31, 2002, of which 5,965,568 were for residential customers, 1,361,810 were for business customers, 19,788 were for social customers, and the remaining 402,869 were for public telephones, which includes kiosk phones.

     The following table sets forth certain operating statistics relating to the fixed line business for the periods stated.

                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                             1998(5)     1999(5)     2000(5)     2001(6)     2002(7)
                                            ---------   ---------   ---------   ---------   ---------
OPERATING STATISTICS
Exchange capacity
  Non-KSO Divisions.......................  4,324,024   4,449,552   4,515,615   5,135,108   6,643,688
  KSO Divisions...........................  3,827,993   3,909,179   3,946,407   3,669,336   2,459.950
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................  8,152,017   8,358,731   8,462,022   8,804,444   9,103,638
Installed lines
  Non-KSO Divisions.......................  3,907,036   3,957,815   4,086,298   4,725,268   6,165,770
  KSO Divisions...........................  3,290,063   3,471,447   3,581,779   3,316,406   2,234,892
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................  7,197,099   7.429.262   7,668,077   8,041,674   8,400,662
Lines in service(1)
  Non-KSO Divisions.......................  3,014,824   3,256,992   3,610,363   4,270,243   5,710,427
  KSO Divisions...........................  2,556,820   2,823,201   3,052,242   2,948,695   2,039,608
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................  5,571,644   6,080,193   6,662,605   7,218,938   7,750,035
Lines in service per 100 inhabitants
  Non-KSO Divisions.......................       4.95         5.3         5.7         5.6        4.64
  KSO Divisions...........................       1.78         1.9         2.0         2.0        2.00
                                            ---------   ---------   ---------   ---------   ---------
          Combined........................       2.73         2.9         3.1        3.25        3.45
Subscriber lines
  Non-KSO Divisions.......................  2,888,479   3,101,885   3,394,075   4,005,106   5,394,940
  KSO Divisions...........................  2,466,514   2,709,066   2,923,223   2,831,168   1,952,226
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................  5,354,993   5,810,951   6,317,298   6,836,274   7,347,166
Public telephones
  Non-KSO Divisions.......................    126,345     155,107     216,288     265,137     315,487
  KSO Divisions...........................     90,306     114,135     129,019     117,527      87,382
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................    216,651     269,242     345,307     382,664     402,869
Leased lines in service
  Non-KSO Divisions(2)....................      1,371       2,446       3,300       4,973       8,193
  KSO Divisions...........................      1,760       2,143       2,702       2,631       1,879
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................      3,131       4,589       6,002       7,604      10,072
Subscriber Pulse Production(3)(4)
  (millions)
  Non-KSO Divisions.......................     25,095      25,077      28,231      34,342      44,340
  KSO Divisions...........................     20,810      22,182      24,628      24,047      16,788
                                            ---------   ---------   ---------   ---------   ---------
          Total...........................     45,905      47,259      52,859      58,389      61,128
Call completion rate (%)
  Local
     Non-KSO Divisions....................       68.1        72.0        77.0        75.8        75.8
     KSO Divisions........................       68.1        70.1        71.4        72.5        75.5
                                            ---------   ---------   ---------   ---------   ---------
       Combined...........................       68.1        70.6        73.0        73.9        75.6
  Domestic long-distance
     Non-KSO Divisions....................       62.1        64.0        69.3        65.4        65.5
     KSO Divisions........................       62.0        62.4        64.5        85.6        68.1
                                            ---------   ---------   ---------   ---------   ---------
       Combined...........................       62.0        63.0        65.8        65.7        66.6

                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                             1998(5)     1999(5)     2000(5)     2001(6)     2002(7)
                                            ---------   ---------   ---------   ---------   ---------
  Fault rate(4)
     Non-KSO Divisions....................       0.92        0.39        0.42         0.8         4.6
     KSO Divisions........................       2.24        2.02        1.69         3.1         8.9
       Combined...........................       3.81        4.25        4.08        3.94        5.19
  Lines in service per employee
     Non-KSO Divisions....................        157         171         191         209         233
     KSO Divisions........................        135         149         163         174         201
                                            ---------   ---------   ---------   ---------   ---------
       Combined...........................        146         160         177         193         223

---------------

Notes:

(1) Lines in service comprise subscribers and public telephone lines, and includes the following number of lines in service operated by TELKOM pursuant to revenue sharing arrangements as of December 31, 1998: 406,487, 1999: 405,643, 2000: 409,818, 2001: 430,477 and 2002: 443,316
(2) Excludes leased lines operated by the network division and multimedia division.
(3) Consists of pulses generated from local and domestic long-distance calls, excluding calls made from payphones and cellular phones.
(4) Faults per 100 connected lines per month. The calculation formula was changed to include indoor installation and mass fault. The previous measure of fault consists of exchange and outdoor cable.
(5) For 1998, 1999 and 2000, Non-KSO Division refer to Division II and V, while KSO Division refer to Division I, III, IV, VI and VII
(6) For 2001, Non-KSO Division refer to Division-II, V, and VI, while KSO Division refer to Division I, III, IV, and VII
(7) For 2002, Non-KSO Division refer to Division I, II, V, and VI, while KSO Division refer to Division III, IV, and VII

     In 2002, fixed-line telephone revenues contributed Rp.8,327.4 billion (US$934.3 billion), or 38.9% of total operating revenues.

  MOBILE CELLULAR SERVICES

     TELKOM provides its mobile cellular services mainly through its majority-owned subsidiary Telkomsel. As of May 16, 2001, TELKOM acquired all of the shares of Telkomsel previously held by Indosat, comprising 35% of the shares of Telkomsel, for US$945 million, resulting in TELKOM owning 77.72% of the shares of Telkomsel. On July 30, 2002, TELKOM completed the sale of the Company's 12.72% stake in Telkomsel to Singapore Telecom Mobile Pte Ltd ("SingTel Mobile"). As result of this transaction, TELKOM's ownership in Telkomsel was reduced to 65%, while SingTel increased its ownership to 35%. See "Item 4B. Business Overview -- Business Strategy -- Capitalized Wireless & Multimedia Business.

     Telkomsel provides GSM cellular services in Indonesia, through its own network, and internationally, through 167 international roaming partners in 70 countries. It provides its subscribers with the option of a prepaid (SimPATI) service, or a postpaid (KartuHALO) service, as well as a variety of value-added services such as automated telephone information services, cellular banking and SMS. As at December 31, 2002, Telkomsel had approximately 6.01 million cellular subscribers.

     The following table sets forth selected historical information on Telkomsel's subscriber base for the periods indicated:

                                                                 AS OF OR FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                2000        2001        2002
                                                              ---------   ---------   ---------
Cellular subscribers(1)
  KartuHALO (Postpaid)......................................    657,436     865,211     923,005
  SimPATI (Prepaid).........................................  1,029,903   2,386,821   5,087,767
Voluntary deactivations
  KartuHALO (Postpaid)......................................    112,840     177,514     261,648
  SimPATI (Prepaid).........................................    113,763     120,403     470,298
Average monthly churn rate(2)
  KartuHALO (Postpaid)......................................        1.4%        1.7%       2.36%
  SimPATI (Prepaid).........................................        0.9%        0.4%       0.77%
ARPU(3)
  KartuHALO (Postpaid) (Rp.'000)............................        281         287         298
  SimPATI (Prepaid) (Rp.'000)...............................        103         111         103

---------------

Notes:
(1) Total number of registered subscribers for KartuHALO and registered SIM cards for SimPATI at the end of the relevant period.
(2) The average monthly churn rate for a year is computed by dividing (a) the number of subscribers who have deactivated their subscription during the year by (b) 12 and dividing that result by the number of subscribers at the end of the year.
(3) Refers to Average Revenue per User which is the weighted average for the year calculated by taking the sum of the ARPU for each month of the year and dividing by twelve. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnect revenues, international roaming revenues from visitors and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.

     In July 2001, Telkomsel began operating its GSM 1800 Mhz network, providing its subscribers with dual band coverage utilizing the 900 MHz and 1800 MHz bands. Telkomsel's network operates using 7.5 MHz of radio frequency bandwidth in the 900 MHz band and 7.5 MHz of radio frequency bandwidth in the 1800 MHz band. Both networks are compatible and operate as a single integrated dual band network. Telkomsel has roll out GPRS services in six major cities in Sumatra, Java, and Bali since October 2002.

     In 2002, Telkomsel expanded its network capacity by adding, among other equipment, 1,488 base transceiver stations and 13,080 transmitting and receiving exchanges. As of December 31, 2002, Telkomsel's digital network had 3,483 base transceiver stations, 31 cellular switching centers, 130 base station controllers and 28,061 transmitting and receiving exchanges, covering approximately 80% of the population of Indonesia.

     From the date of its incorporation up to December 31, 2002, Telkomsel incurred capital expenditures developing and expanding its cellular network totaling approximately US$545 million. Over the period 2002 -- 2004, Telkomsel intends to invest US$1.5 billion.

     The cellular revenues grew by 32.3% from Rp.4,708 billion for the year ended December 31, 2001 to Rp.6,226.8 billion (US$698.6 million) for the year ended December 31, 2002, represented 29.1% of TELKOM's total operating revenues. Over the same period, the number of Telkomsel's mobile cellular subscribers has increased from approximately 3.25 million as of December 31, 2001 to approximately 6.01 million as of December 31, 2002. Based on industry statistics, this represented an estimated market share in 2002 of approximately 52.3%, making Telkomsel the largest of the four nationwide licensed GSM mobile cellular operators in Indonesia.

  INTERCONNECTION SERVICES

     TELKOM provides interconnection services through its network division. TELKOM receives interconnection revenues from operators of other telecommunications services, such as mobile cellular, local fixed line, and international long-distance that interconnects with TELKOM's network. Interconnection agreements between TELKOM and these other operators set the fee framework applicable for carrying call traffic to and from other operators through the interconnection facilities and stipulate the procedures for routing calls through the operators' respective networks. Under the current interconnection regime, cellular operators may interconnect directly with other networks without interconnecting with TELKOM's network, thus allowing the cellular operator to avoid the interconnection payments usually paid to TELKOM for interconnection with TELKOM's network. See "Item 4L. Tariffs and Interconnection Charges". In 2002, interconnection revenues, excluding revenues from KSO divisions III, IV and VII, amounted to Rp.3,025.9 billion (US$339.5 million), or 14.1% of total operating revenues.

     TELKOM interconnection traffic volumes (unconsolidated) are set forth in the following table for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                   1998      1999      2000      2001      2002
                                                  -------   -------   -------   -------   -------
                                                               (MILLIONS OF MINUTES)
MOBILE CELLULAR INTERCONNECTION(1)
Digital
  Incoming paid minutes.........................    920.8   1,396.8   1,988.6   2,284.9   2,757.9
  Outgoing paid minutes.........................    604.8     873.2   1,687.1   2,645.8   3,807.5
Analog
  Incoming paid minutes.........................    119.7      62.9      71.8      70.5      73.0
  Outgoing paid minutes.........................     62.0      24.7      34.0      43.5      47.0
                                                  -------   -------   -------   -------   -------
     Subtotal...................................  1,707.4   2,357.7   3,781.5   5,044.7   6,685.4
FIXED WIRELESS INTERCONNECTION(2)
  Incoming paid minutes.........................     34.2      41.9      72.5      83.7     100.2
  Outgoing paid minutes.........................     29.5      33.1      39.3      30.5      36.3
                                                  -------   -------   -------   -------   -------
     Subtotal...................................     63.6      75.0     111.8     114.2     136.5
                                                  -------   -------   -------   -------   -------
TOTAL CELLULAR PAID MINUTES.....................  1,771.0   2,432.7   3,893.3   5,158.9   6,821.9
FIXED WIRELINE INTERCONNECTION(3)
  Incoming paid minutes.........................      7.4      26.1      30.1      31.9      28.2
  Outgoing paid minutes.........................      0.4       2.9       3.3      10.6       3.3
                                                  -------   -------   -------   -------   -------
     Total paid minutes.........................      7.8      29.0      33.4      42.5      31.5
SATELLITE PHONE INTERCONNECTION
  Incoming paid minutes.........................       --        --        --       2.4      12.6
  Outgoing paid minutes.........................       --        --        --       0.5       5.6
                                                  -------   -------   -------   -------   -------
     Total paid minutes.........................       --        --        --       2.9      18.2
INTERNATIONAL INTERCONNECTION(4)
  Incoming paid minutes.........................    408.2     403.2     345.8     286.8     303.3
  Outgoing paid minutes.........................    309.7     251.1     250.6     241.9     200.3
                                                  -------   -------   -------   -------   -------
     Total paid minutes.........................    717.9     654.3     596.3     528.8     503.6

---------------

(1) Includes interconnection with Telkomsel, and excludes interconnection between Telkomsel and other operators.

(2) Fixed wireless interconnection minutes are derived from interconnection with the network of PT Radio Telepon Indonesia ("Ratelindo").

(3) For 1998, consists only of four months ended December 31, 1998. Fixed wireline interconnection minutes are derived from interconnection with PT Batam Bintan Telekomunikasi ("BBT").

(4) International interconnection minutes are derived from interconnection with Indosat's and Satelindo's international networks, which does not include minutes from mobile cellular and fixed wireless operators that interconnect directly with international gateways.

 NETWORK SERVICES

     TELKOM network service provides leased lines, satellite transponder leasing and non-switched services. In 2002, the Company's revenue from network service amounted to Rp 326.4 billion or 1.5% from the Company's total operating revenues.

     The Company plans to launch its TELKOM-2 satellite scheduled between November 1st, 2004 and January 31st, 2005. On November 8, 2002 TELKOM signed a US$ 62.9 million contract with Arianespace S.A. ("Ariane") which covers the cost of the launching, financing, and guarantees. The schedule of payments is as follows:

     - 43.7% or US$27.50 million is to be paid at beginning of 2004;

     - 14.3% or US$9.00 million is to be paid in first quarter of 2004;

     - 31.8% or US$20.00 million is to be paid in second quarter 2004; and,

     - 10.2% or US$6.38 million is to be paid in third quarter 2004.

     In addition, TELKOM has signed a contract with Orbital Sciences Corporation ("Orbital") to manufacture the TELKOM-2 satellite based on Orbital's state-of-the-art STAR-2 platform, costing approximately US$ 73 million to replace TELKOM's existing Palapa B-4 satellite due to the expiration its operational lifespan in late 2004.

     The TELKOM-2 satellite has a capacity of 24 standard C-band transponders and with specifications of the transponders similar to the transponder of the TELKOM-1 satellite. TELKOM-2 satellite will be designed for a 15 years in-orbit life and has an increased coverage of the Asian region and Indian subcontinent compared to the PALAPA B4. TELKOM believes that the satellite will support TELKOM's national as well as regional communication network for voice, video and data communications. The satellite will be launched into geo-synchronous orbit at 22,300 miles above the earth, at 118 degrees east longitude.

 DATA AND INTERNET SERVICES

     TELKOM's data and internet services include SMS (Short Messages Services), multimedia dial-up Internet access, dedicated high speed Internet access, virtual private network services, global network services accessible from more than 180 countries, including Voice over Internet Protocol (VoIP), secure online payment gateway services, and web server hosting and co-location services. The Company is also in the process of developing a broadband access network utilizing ADSL, wireless local loop, hybrid fiber coaxial cables and satellites.

     By end of December 2002, total fixed phone customers accessing TELKOMNet Instant were an average 296,963 telephone subscribers' line per month with 60.28% growth compared to the comparable period of last year. Total access usage of minutes for 2002 amounted to 1.72 million minutes.

     TELKOM provides VoIP services for international call services under the brand name "TELKOMSave" and "TELKOMGlobal-017". Its VoIP services currently allow subscribers access to 493 destination points in 230 countries. The Company plans to increase the number of access points from which its customers are able to access its VoIP services, in areas and cities in Indonesia. TELKOM Save and

TELKOMGlobal users were an average 66,058 telephone subscribers per month with 19.92% growth for the last 12 months.

     Certain information about TELKOM VoIP services are set forth in the following table:

ITEM                                          TELKOMGLOBAL             TELKOMSAVE
----                                          ------------             ----------
Tariff......................................  60% of normal IDD rate   40% of normal IDD rate
Dial........................................  One stage                Two stage
Quality/Technology..........................  Premium VoIP             Standard VoIP

     In 2002, revenues from its data and internet service amounted to Rp.1,571.5 billion (US$176.3 million), or 7.3% of total operating revenues.

  OTHER TELECOMMUNICATIONS SERVICES

     The Company also provides a variety of other services such as:

     - cable and pay television and related services, which it provides through its majority-owned subsidiary, Indonusa;

     - telex and telegram services

NETWORK INFRASTRUCTURE

  GENERAL

     TELKOM's fixed line network comprises a hierarchy of exchanges ranging from the local exchange through trunk exchanges, namely the secondary and tertiary exchanges. Each local exchange is connected to the subscriber's premises by equipment and facilities called outside plant. Outside plant includes wireline and wireless local transmission links and the distribution facilities joining them.

     All of TELKOM's switching facilities at the local and trunk exchanges have been digitalized. TELKOM believes that digitalization substantially increases network efficiency, performance, and call routing flexibility.

     The following table sets forth certain information relating to the Company's fixed line network as of December 31, 2002.

                        DIVISION I   DIVISION II   DIVISION III   DIVISION IV    DIVISION V   DIVISION VI    DIVISION VII
                        ----------   -----------   ------------   ------------   ----------   ------------   ------------
                                                    (WEST JAVA
                                                       AND          (CENTRAL       (EAST                        (EAST
                        (SUMATRA)     (JAKARTA)      BANTEN)         JAVA)         JAVA)      (KALIMANTAN)    INDONESIA)
                        ----------   -----------   ------------   ------------   ----------   ------------   ------------
Local Exchange
  Capacity............  1,264,324     3,316,552      879,004        770,289      1,660,456      402,356        810,657
Total Lines in
  Service.............  1,115,875     2,824,556      672,597        646,701      1,427,660      342,336        720,310
Capacity Utilization
  (%).................      88.26         85.17        76.52          83.96          85.98        85.08          88.86
Installed Lines.......  1,193,793     3,079,884      726,219        728,752      1,521,452      370,641        779,921
Installed Lines
  Utilization Rate....      93.47         91.71        92.62          88.74          93.84        92.36          92.36
Employees(1)..........      5,302         8,433        2,773          3,033          4,282        1,299          4,329
Population
  (millions)(2).......      47.36         26.01        25.89          44.16          36.21        13.40          31.85
Line
  Penetration(%)(3)...       2.36         10.86         2.60           1.46           3.94         2.55           2.26


                          TOTAL
                        ---------
Local Exchange
  Capacity............  9,103,638
Total Lines in
  Service.............  7,750,035
Capacity Utilization
  (%).................      85.13
Installed Lines.......  8,400,662
Installed Lines
  Utilization Rate....      92.26
Employees(1)..........     34,678
Population
  (millions)(2).......     224.89
Line
  Penetration(%)(3)...       3.45

---------------

(1) Total TELKOM employees as of December 31, 2002 were 34,678 including 5,227 employees in the Supporting Division and Corporate Office.
(2) Source: Indonesian Central Bureau of Statistics (projected figures).
(3) Based on projected population figures.

     Transmission facilities refer to all kinds of transmission media that link exchanges together. TELKOM and the KSO divisions use copper wire, optical fiber, microwave radio, hybrid fiber coaxial and satellite systems to access and link the network.

     The Company also operates the TELKOM-1 and a Palapa B-4 satellite, and 155 earth stations including one satellite control system. TELKOM-1 has 36 transponders including 12 extended C-band transponders and 24 standard C-band transponders, while Palapa B-4 has 24 standard C-band transponders. TELKOM uses its satellites for (i) providing network backbone transmission, (ii) providing rural telecommunications services, (iii) providing back-up transmission capacity for the national telecommunication network and (iii) satellite up-linking and down-linking, VSAT, and multimedia services. The Company also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking services to domestic and international users.

     The following table sets forth certain information on the transmission capacity of TELKOM's backbone transmission facilities as of December 31, 2002.

                                                               CAPACITY    PERCENTAGE
                                                              (NUMBER OF    OF TOTAL
TRANSMISSION MEDIUM                                           CIRCUITS)     CAPACITY
-------------------                                           ----------   ----------
Optical fiber cable.........................................   221,460         56.2
Microwave...................................................   115,626         29.3
Submarine cable.............................................    45,600         11.6
Satellite...................................................    11,450          2.9
                                                               -------       ------
          Total.............................................   394,136       100.00

  NETWORK DEVELOPMENT

     The Company continues to develop and expand its network infrastructure, including backbone transmission infrastructure, and switching and access infrastructure.

     During 2002, the Company has completed several projects including: (i) the development of a Internet protocol data backbone; (ii) the acquisition of high performance ATM switching equipment to further develop its data communications infrastructure; and (iii) the introduction of Network Integration and Quality Improvement program (NIQI).

     The Company also has several ongoing network developments projects, which include the development of: (i) fiber optic backbone infrastructure in Sumatra to provide additional backbone capacity and extends to Batam, which will facilitate connections in the future from Batam to Singapore; (ii) fiber optic regional junction in Surabaya, East Java. TELKOM has finished detail survey and is currently conducting design review; and (iii) fiber optic regional junction in greater Jakarta. See Notes 52h and 52s to Financial Statements.

     In 2002, the Company plans to deploy 1.6 million lines through fixed wireless CDMA-2000 1x technology nationwide. On December 23, 2002, TELKOM has signed a Master of Procurement Partnership Agreement (MPPA) with Samsung Electronics Consortium and Ericsson Consortium. TELKOM has also procured the TELKOM-2 satellite, a geosynchronous communication satellite, manufactured based on Orbital's state-of-the-art STAR-2 platform. See Item 10 "Additional Information -- Material Contract".

     To further develop its other communications services, TELKOM also plans to
(i) implement soft switch technologies to move towards a next generation network
(NGN); (ii) expand a broadband access network utilizing ADSL, which currently only covers Regional Division II Jakarta and Regional Division V East Java;
(iii) enhance its network through the progressive replacement of its old cooper access network with optical access network; (iv) develop and promote additional advanced telephony services and features; and (v) continuation of the Network Integration and Quality Improvement (NIQI) program.

PARTNERSHIP ARRANGEMENTS AND JOINT VENTURES

     TELKOM has three types of partnerships with private investors namely Revenue Sharing Arrangements ("PBH"), Joint Operation Scheme ("KSO"), and Joint Venture Companies ("JVC").

  REVENUE SHARING ARRANGEMENTS (PBH)

     Under the revenue sharing arrangements, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, TELKOM manages and operates the facilities. The investors retain legal rights to the property, plant and equipment constructed by them during the revenue-sharing periods and transfers the ownership of the facilities to TELKOM at the end of the revenue-sharing period. TELKOM typically bears the cost of repairs and maintenance of the facilities during the revenue-sharing period. The revenue-sharing periods range from one year and seven months to 15 years from the start of commercial operations, and end on various dates until 2009. The revenue-sharing period may be either fixed or extendable to ensure full investment returns to the investors. In the latter, the revenue-sharing period is determined on the basis of the internal rates of return agreed by both parties, and the internal rates of return range from 24% to 30%.

     All revenues earned from the customers in the form of line installation charges are for the account of the investors. The revenues from outgoing telephone pulse and monthly subscription charges are shared between the investors and TELKOM. In the case of revenues earned from analog mobile cellular services, TELKOM is entitled to all of the revenues from international outgoing pulses.

     Historically, TELKOM provided analog cellular services through revenue-sharing arrangements with several private investors. Currently, all but one of the analog cellular revenue-sharing schemes have been restructured into joint venture companies in which TELKOM has a minority shareholding. Telesera, of which TELKOM owns 100%, is currently the only remaining investor engaged in the provision of analog cellular service under such revenue-sharing arrangements.

     In 2002, revenues from revenue-sharing schemes amounted to Rp.280.1 billion (US$31.4 million) or 1.31% of TELKOM's total operating revenues.

  JOINT OPERATION SCHEMES (KSO)

  Overview

     TELKOM provides its fixed line telecommunications services in seven regional divisions covering all of Indonesia. In 1996, TELKOM transferred the management and operation of five of its seven regional divisions to certain KSO Investors. These regional divisions were to be operated and managed by the respective KSO Investor, in the name of TELKOM and for and on behalf of TELKOM and the respective KSO Investor, pursuant to the KSO Agreements. The five regional divisions the management and operations of which were transferred to the KSO Investors were divisions I, III, IV, VI and VII. TELKOM retained divisions II and V, its two largest divisions.

     The KSO Agreements provide for a form of contractual joint venture under which each KSO Investor, through the respective KSO Unit, is responsible for the operation of the local network of the KSO Unit for the duration of the KSO Period, and for the construction of a specified number of installed lines, as further detailed in the construction agreement between TELKOM and each of the KSO Investors (each a "KSO Construction Agreement"), during a construction period specified in the relevant KSO Agreements which ended on March 31, 1999 (the "KSO Construction Period"). The main terms of each KSO Agreement are substantially similar, except for certain financial terms as described below.

     Due to Indonesia's recent economic crisis, the KSO investors had difficulties in fulfilling their obligations under the KSO Agreements. In order to assist the KSO Investors in meeting their obligations and to maintain the continuity of the KSO Agreements, all of the KSO Investors entered into a memorandum of understanding (the "MOU") with TELKOM on June 5, 1998 to provide short-term relief and to amend certain terms of each of the KSO Agreements. These amendments included a reduction in the minimum line construction target of the KSO Investors, a decrease in TELKOM's revenue share in 1998 and 1999, and the cancellation of TELKOM's option to purchase the assets of the KSO Investor after December 31, 2005. Pursuant to an audit by the Directorate General Post and Telecommunications on behalf of the MoC, all KSOs Investors, except the KSO III Investor, were stated to have met their reduced line construction targets during the KSO Construction Period. Beginning January 1, 2000, the parties have reverted to the terms of the original KSO Agreements with respect to MTR and DTR payments.

     Certain difficulties remain in the conduct of the KSO operations and TELKOM has experienced disputes with various KSO Investors. TELKOM has explored various options to resolve the KSO Issues and has also sought to negotiate the acquisition of all or a majority of shares of certain KSO Investors in part as an attempt to resolve certain of the KSO Issues. See "Joint Operation Schemes
(KSOs) -- Issues and Developments Relating to the KSO Investors and KSO Units".

     In 2002, the Company's revenues under the KSO Agreements amounted to Rp.1,637.8 billion (US$183.8 million), or 7.7% of total operating revenues. TELKOM's portion (unconsolidated) on KSO Division revenues for the last three years (2000 -- 2002) are indicated in the following table:

                                                  2000               2001(1)             2002(2)
                                            -----------------   -----------------   -----------------
KSO DIVISION                                  MTR       DTR       MTR       DTR       MTR       DTR
------------                                --------   ------   --------   ------   -------   -------
                                            (RP. IN BILLION)    (RP. IN BILLION)    (RP. IN BILLION)
Division I (Sumatra)......................    488.2    206.5      497.9    259.8      507.9     336.8
Division III (West Java and Banten).......    344.0     79.9      366.3    117.8      390.1     158.1
Division IV (Central Java)................    355.8    107.9      371.3    133.6      387.5     182.8
Division VI (Kalimantan)..................    137.0    101.9      139.1    111.9      141.2     137.7
Division VII (Eastern Indonesia)..........    231.7    198.9      238.7    221.8      245.8     262.7
                                            -------    -----    -------    -----    -------   -------
          Total...........................  1,556.7    695.1    1,613.3    844.8    1,672.6   1,078.2
                                            =======    =====    =======    =====    =======   =======

---------------

Notes:
(1) TELKOM consolidated the KSO VI Unit as of and for the year ended December 31, 2001, following its acquisition of 90.32% equity interest in Dayamitra on May 17, 2001.
(2) TELKOM consolidated the KSO VI and KSO I Units as of and for the year ended December 31, 2002, following its acquisition of 90.32% equity interest in Dayamitra on May 17, 2001 and 30% equity interest in Pramindo on August 15, 2002.

     The following table sets forth certain information concerning the KSOs. Such information has been derived from the KSO Agreements, amendments to the KSO Agreements and other related sources.

                                  DIVISION I     DIVISION III    DIVISION IV     DIVISION VI      DIVISION VII       TOTAL
                                --------------  --------------  --------------  --------------  -----------------  ---------
KSO Investor..................  Pramindo        AriaWest        Mitra Global    Dayamitra       Bukaka             --
                                Ikat            International   Telekomunikasi  Telekomunikasi  SingTel
                                Nusantara                       Indonesia
Participants in the KSO
 Investor
 Foreign Telecommunications
   Operator...................  France Cables   MediaOne        Telstra Global  TM              Singapore          --
                                et Radio SA     International   Ltd. (20.37%)   Communications  Telecommunication
                                (28%)           I BV (35%)      Nippon          (H.K.) Ltd.     International
                                                                Telegraph and   (9.68%)         Pte. Ltd. (40%)
                                                                Telephone
                                                                Corporation
                                                                (15.27%)
                                                                Itochu
                                                                Corporation
                                                                (1.25%)
                                                                Sumitomo
                                                                Corporation
                                                                (1.25%)
 Indonesian and Other
   Participant................  PT.             PT Aria         PT Widya Duta   PT.             PT Bukaka          --
                                Telekomunikasi  Infotek         Informindo      Telekomunikasi  Telekomindo
                                Indonesia, Tbk  (formerly       (31.31%)        Indonesia, Tbk  International
                                (30%)           known as PT     Indosat         (90.32%)        (60%)
                                PT Astratel     Artimas         (30.55%)
                                Nusantara       Kencana)
                                (24.5%)         (52.5%)
                                Indosat (9.1%)  The Asian
                                Marubeni        Infrastructure
                                Corporation     Fund (12.5%)
                                (5.6%)
                                International
                                Finance
                                Corporation
                                (2.1%)
                                NMP Singapore
                                Pte. Ltd.
                                (0.7%)
 Minimum new line
   Installation(1)............  290,000         290,000         350,000         115,000         223,000            1,268,000
 Initial investor payment To
   TELKOM(2) (US$ millions)...  $35             $30             $10             $20             $10                $105
 Minimum TELKOM Revenue
   (2002)(3) (Rp. Millions)...  507.9           390.1           387.5           141.2           245.8              1,672.6
 TELKOM's Revenue Sharing
   (2002)(4)..................  30%             30%             30%             30%             35%                --
 Distributable TELKOM Revenues
   (2002)(5) (Rp Million).....  336.0           157.8           183.2           138.5           262.6              1,078.1

---------------

Notes:
(1) Minimum new line installation by the KSO Investors during the KSO Construction Period.
(2) This is a one time initial compensation payment to TELKOM.

(3) The 2002 MTR amounts shown are the amounts provided for by the KSO Agreements and accrued. All such amounts have been paid except for certain amounts due from the KSO III since amount payable is in dispute between TELKOM and the KSO III Investor.
(4) The 2002 TELKOM Revenue Sharing percentages shown are the percentages provided for by the KSO Agreements or amendments to the KSO Agreements.

  Structure, Operation and Ownership

Overview

     Each KSO Unit is managed and operated by the KSO Investor in the name of TELKOM and for and on behalf of TELKOM and the KSO Investor. Each KSO Unit is managed and operated in accordance with a management and operating plan that is prepared and approved annually by the general manager of the KSO Unit after consultation with TELKOM. Under the KSO Agreements, each KSO Investor, through the respective KSO Unit, must manage, operate, repair and maintain the services and network facilities of the respective KSO Unit during the KSO Period. In addition, the KSO Agreements require each of the KSO Investors to undertake the planning, design, engineering, financing and construction of a specified minimum number of installed lines during the KSO Construction Period.

     At the end of the KSO Period, all rights, titles and interests of each KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects that are uncompleted or do not successfully meet standard requirements, will be sold and transferred to TELKOM without requiring any further action by any party, upon payment by TELKOM to each KSO Investor of Rp.100.

     The KSO Investors are granted permits by the MoC to operate fixed wireline and fixed wireless services in the respective regions under the terms of exclusivity granted to TELKOM, for and on behalf of TELKOM. The KSO Investors are accountable for the achievement of specific operational performance targets during the KSO Period relating to the expansion and quality of telecommunications services.

     Under the KSO Agreements, each KSO Unit is (i) operated as a separate entity for accounting purposes, (ii) responsible for certain payments to TELKOM and the KSO Investor, (iii) entitled to revenues generated from all lines in service within the geographical KSO Unit on a sender-keep-all basis, and (iv) responsible for all costs associated with operation of the KSO Unit. Under the KSO Agreements, TELKOM is entitled to receive (i) a one-time initial compensation payment from the KSO Investor, (ii) guaranteed monthly MTR payments from the KSO Unit and (iii) DTR payments from the KSO Unit.

     The KSO Units provide a broad range of telecommunications services, principally comprising local, domestic long-distance and access to international long-distance services, throughout their respective regions. The KSO Units also receive interconnection revenues from operators of other telecommunications services such as mobile cellular, fixed line, and international long-distance, that interconnect with TELKOM's network. In addition, the KSO Units also provide other telecommunications services, including Internet services, telex and telegram services and circuit leasing. Internet access is provided through cooperation with TELKOM's multimedia division on a revenue sharing basis.

  Other Terms of the KSO Agreements

MTR and DTR

     Under the KSO Agreement, MTR payments refer to guaranteed minimum amounts payable monthly by the KSO Unit to TELKOM. The MTR payments are scheduled to be made by the KSO Unit to TELKOM until December 2010. TELKOM and the KSO Investors agreed in the MOU to limit the maximum growth rate of the MTR payments for the calendar years 1998 and 1999 to 1% and 1.5%, respectively. As of January 1, 2000, MTR payments are scheduled to increase annually at various rates according to the various KSO Agreements.

     Each KSO Unit is also required to pay to TELKOM on a monthly basis, DTR payments, which comprise a revenue share of 30% (35% in the case of the KSO Unit
VII) of the difference of Total KSO Revenues (as defined below) for the month less the MTR payment less the KSO Operating Expenses (as defined below) for the month (such resulting amount is referred to as the "Distributable KSO Revenues"). TELKOM does not expect the amount of the adjustments to be material individually or in the aggregate in any given month or over time.

     "Total KSO Revenues" means the total collected revenues of the KSO unit from the operation of the KSO Unit, which are essentially based on a sender-keep-all structure where the KSO Unit is entitled to collect revenues from the operation of the KSO Unit and all interest earned thereon, including installation charges, monthly subscription charges and charges for other telecommunications services offered to subscribers, pulse charges (except in the case of international calls where only TELKOM's portion of the subscriber revenues collected on pulse charges will be included), TELKOM's portion of any interconnection payments for international calls originating from or terminating in the KSO Unit, all revenues derived from basic (wireline) telecommunications services under revenue sharing arrangements, an agreed portion of interconnection payments from third party telecommunications service providers such as interconnecting wireless telecommunications operators, and payments from public telecommunications kiosks and payphone operators.

     At the end of every month, the Distributable KSO Revenues are shared between TELKOM and each KSO Investor at the rates of 30% and 70%, respectively, except with respect to the KSO VII Unit, which applies the rates of 35% and 65%, respectively. Based on the MOU, the ratio of sharing for the period from January 1, 1998 to December 31, 1999 was changed to 10% and 90% between TELKOM and the KSO Investor, respectively. As of January 1, 2000, the ratio of sharing reverted back to the original rates provided under the KSO Agreements, except with respect to the KSO VII Unit, which applies the rates of 35% and 65% for TELKOM and the KSO Investor, respectively. For financial statement reporting purposes, the net income as reported in the statements of revenues and expenses is allocated between TELKOM and the KSO Investor based on the above ratios of sharing. The KSO Unit is also responsible for all expenses directly incurred by the KSO Unit in its region, except for depreciation, amortization, interest or financing charges in respect of either new installations or existing installations (the "KSO Operating Expenses"), which will be borne by the KSO Investor.

     Set forth below is a chart illustrating the payment flows under the KSO Agreements.

                             KSO UNIT PAYMENT FLOWS

                         (KSO UNIT PAYMENT FLOWS CHART)

  Employees and Management of the KSO

     Each KSO Unit is headed by a General Manager appointed by the relevant KSO Investor, with the consent of TELKOM. The General Manager may not be an employee of TELKOM for so long as he is General Manager. A five-member KSO Committee, consisting of a chairman appointed by the MoC, two members appointed by the KSO Investors and two members appointed by TELKOM, has the responsibility to set management and operational plans, fix the salary and benefits payable to the General Manager, and review audit reports and transfers of TELKOM employees. The KSO Committee is also the forum for consultation and resolution of disputes between the KSO Investors and TELKOM regarding the KSO Units. The KSO Committee is to meet at least quarterly. TELKOM appoints and employs a KSO chairman to act as the non-executive chairman of each KSO Unit to supervise and monitor on behalf of TELKOM the implementation of the KSO Agreements, the performance of the KSO Units and the completion of TELKOM's existing projects.

     Each KSO Unit is staffed by TELKOM employees who are paid by, and under the management and responsibility of, the KSO Unit. Each KSO Unit is supplemented by additional staff hired by the KSO Investor. These additional employees remain the employees of the KSO Investor and are paid in part by the KSO Investor. Compensation and other benefits payable to TELKOM KSO employees are determined by the KSO Unit's management. However, any reduction in compensation or benefits or dismissal of a TELKOM KSO employee is required to be made in accordance with the applicable rules and policies of TELKOM and to be approved by TELKOM.

     During the KSO Period, each KSO Unit is required to devote a minimum of 1.5% of its total collected revenues for educational and training programs for the respective KSO Unit's Indonesian employees and 1% for telecommunications research and development activities in Indonesia (reduced under the MOU for 1998 and 1999). If the actual amount of the expenditures for education and training is less than the commitment for that year, the difference can be deducted from the share of the KSO Investor in the Distributable KSO Revenues and paid to TELKOM to be used to retain a third party to conduct education and training programs. Any amount under-spent based on the commitment for research and development activities for that year will likewise be deducted from the share of the KSO Investor in the Distributable KSO Revenues and will be paid to an institution that will be determined by the MoC.

  Early Termination

     A KSO Agreement may be terminated by either party upon a material breach of the other party's obligations under the KSO Agreement or the KSO Construction Agreement. In addition, TELKOM may terminate a KSO Agreement in certain specific circumstances, including a KSO Investor's failure to (i) make payments when due or (ii) complete construction and successfully pass an interconnection test prior to the end of the KSO Construction Period.

  Additional New Installations

     Under the KSO Agreements, the KSO Investors have the exclusive right until March 31, 2004 to construct additional new installations of public switched telephone facilities (subject to existing installations) in the KSO Units. Thereafter, for the remainder of the KSO Period, the KSO Investors have a first right of negotiation to construct additional new installations in their KSO Units. Construction of additional new installations is subject to agreement by TELKOM and the approval of the MoC. The period in which the KSO Investor is entitled to the Distributable KSO Revenues attributable to such new installations (the "Payback Period") and revenue shares with respect to such additional new installations are to be agreed by TELKOM and the KSO Investors and approved by the MoC.

  Issues and Developments Relating to the KSO Investors and KSO Units

     Stemming in part from Indonesia's economic crises beginning in late 1997 and from changes in the economic and regulatory environment, most of the KSOs have experienced, and continue to experience, operational and financial problems, of which the more significant include:

     - Loss of Exclusivity. Under the KSO Agreements, the KSO Investors have the exclusive right until March 31, 2004 to construct additional new installations of public switched telephone facilities (subject to existing installations) in the KSO Units. Thereafter, for the remainder of the KSO Period, the KSO Investors have a first right of negotiation to construct additional new installations in their KSO Units. However, in connection with the restructuring of the Indonesian telecommunications industry and based on the Telecom Law, the Government has issued a license to Indosat to provide local telephone services since August 2002 and announced its intention to issue a license to Indosat to provide domestic long-distance telephone services from August 2003. TELKOM and the remaining KSO Investors have not reached any agreement or settlement in relation to the loss of the exclusivity rights under the KSO Agreements.

     - Tariffs. Tariffs is the primary factor that provides some guarantee of feasible return for the KSO Investors. The Government has declared a tariff increase for the three consecutive years since 2002. For further discussion please see "Item 4B Business Overview -- Tariffs and Interconnection Charges -- Tariffs for the Provision of Telecommunication Services".

     - Agreements Relating to Additional New Installations. Under the KSO Agreements, additional new installations are new telecommunications facilities, including related supporting facilities, constructed by the KSO Investor following agreement with TELKOM to supplement the KSO Construction Agreement and approval by the MoC. The Payback Periods and revenue shares with respect to such additional new installations are to be agreed by TELKOM and the KSO Investor and approved by the MoC, as these are not provided for in the KSO Agreements.

     TELKOM has explored various options to resolve the KSO issues and has also sought to negotiate the acquisition of all or a majority of shares of certain KSO Investors in part as an attempt to resolve certain of the KSO issues. The key rationale for TELKOM seeking to regain control of certain of the regional divisions from the KSO Investors is that with the advent of anticipated competition, TELKOM believes that the acquisitions will (i) vest development control of the network in relevant regional divisions directly in TELKOM and facilitate in part the continued construction of access lines and infrastructure to meet demand in the relevant regional divisions; and (ii) give TELKOM direct access to a significantly larger base of end-users and potential customers, particularly corporate customers. TELKOM is continuing to seek a resolution of the KSO issues and problems with respect to the remaining KSOs. The following is a summary of the developments relating to the resolution of the KSO issues.

                                                STATUS
                ----------------------------------------------------------------------
    KSO I       TELKOM and the shareholders of Pramindo, the KSO I Investor entered
  (SUMATRA)     into the conditional sale and purchase agreement dated as of April 19,
                2002, pursuant to which TELKOM will acquire all of the shares of
                Pramindo (the "Pramindo Sale Shares") from the shareholders of
                Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara,
                Indosat, Marubeni Corporation, International Finance Corporation
                ("IFC") and NMP Singapore Pte. Ltd. The aggregate purchase price is represented by a payment of approximately US$9.3 million, which was made after the release of certain share pledges, and the issue by
                TELKOM of promissory notes with an aggregate face value of approximately US$372.2 million, plus an amount representing interest on a certain component of the purchase price, paid or to be paid in 10 unequal quarterly instalments beginning September 15, 2002.

                On August 15, 2002, TELKOM completed the initial purchase of 30% of
                Pramindo's share in the initial closing and obtained full control over the operations of Pramindo. The initial closing is part of the agreement to acquire 100% of Pramindo in three stages. Under the agreement, 15% of the shares of Pramindo will be acquired in the second stage, which is expected to be on September 30, 2003, and 55%
                of the shares of Pramindo will be acquired in the third stage, which is expected to be on December 31, 2004.

                In accordance with the agreement, TELKOM has also advanced loans totalling (US$86 million) to Pramindo in August and September 2002 to partially repay loans made by IFC to Pramindo. To fund the repayment of promissory notes, TELKOM is required under the agreement to pay monthly installments to an escrow account of US$12.8 million beginning
                October 1, 2002 through August 1, 2003, and US$15.0 million from
                September 1, 2003 to December 1, 2004.

                The initial closing is part of the agreement to acquire 100% Pramindo in three transactions, which shall be followed by the next transactions on September 2003 (15%) and December 2004 (55%).

KSO III (WEST   TELKOM and the shareholders of AriaWest (the "AriaWest Shareholders"),
   JAVA AND     the KSO III Investor, entered into a conditional sale and purchase
   BANTEN)      agreement dated as of May 8, 2002 (the "AriaWest Purchase Agreement"), pursuant to which TELKOM agreed to (a) acquire all of the shares of
                AriaWest (the "AriaWest Shares"), and (b) guarantee certain debt obligations of AriaWest, subject to the restructuring of such debt obligations. The aggregate purchase price is represented by a payment of US$20 million to be made promptly after the receipt on or before
                May 17, 2002 of certain moneys to be received by TELKOM from the KSO
                III Unit, a further payment of US$24.5 million to be made at closing and the issue by TELKOM of promissory notes with an aggregate face value of US$120 million to be paid in 11 equal semi-annual instalments beginning six months after the closing date. In addition, upon closing, TELKOM will contemporaneously (i) purchase the AriaWest
                Shares and (ii) AriaWest have agreed to enter into a settlement agreement that will permanently settle the pending arbitration proceeding between TELKOM and AriaWest relating to the KSO III Unit.
                See "Item 7 -- Material Litigation". The closing of the transaction is subject to various conditions precedent, including the approval of the transaction from an extraordinary general meeting of shareholders of
                TELKOM on June 4, 2002, the restructuring of AriaWest's loan agreement on terms acceptable to TELKOM and the receipt of certain tax clearance from the tax authority. TELKOM obtained approval from its shareholders on June 21, 2002.

                                                STATUS
                ----------------------------------------------------------------------
                In addition, TELKOM and the AriaWest Shareholders entered into an interim management agreement dated as of May 8, 2002 (the "Interim
                Management Agreement"). Pursuant to the Interim Management Agreement,
                the KSO III Unit, on or before May 17, 2002, paid to TELKOM US$41.75 million. Promptly thereafter, TELKOM paid to each AriaWest Shareholder such AriaWest Shareholder's pro-rata share (in proportion to their respective shareholdings in AriaWest) of US$20 million as an advance payment for the AriaWest Shares. TELKOM also lent US$1.75 million to the AriaWest Shareholders in proportion to their shareholdings in
                AriaWest (the "TELKOM Loan").

                The Interim Management Agreement also provided that upon provision by
                AriaWest to TELKOM of tax clearance letters from relevant Indonesian tax authorities evidencing that as of December 31, 2001, AriaWest had available tax loss carryforwards of at least Rp.1.71 trillion, the KSO
                III Unit would, on that date (the "Effective Date") or as soon as practicable thereafter, pay to TELKOM the Rupiah equivalent
                (determined by reference to a current spot rate) of US$50 million.
                Under the terms of the Interim Management Agreement, from the
                Effective Date until the closing or termination of the AriaWest
                Purchase Agreement, TELKOM has agreed with the AriaWest Shareholders that TELKOM, without risk of incurring liability under the KSO III
                Agreement, will be permitted to take certain actions, including:

                (i)   to cause the KSO Unit to continue implementing the Interim
                Management Measures including the payment of KSO Unit operating expenses;

                (ii)  to receive the Rupiah equivalent of US$50,000,000 from the KSO
                      Unit;

                (iii) at its own cost and expense, to construct, or cause the KSO Unit to construct, new telecommunications facilities in the KSO Territory necessary to connect up to 20,000 lines, and

                (iv) at its own cost and expenses, to transfer employees in and out of the KSO Unit.

                Pursuant to the Interim Management Agreement, the arbitration proceeding was pending between TELKOM and AriaWest before the
                International Chamber of Commerce Court of Arbitration (the
                "Arbitration") was stayed until August 30, 2002. The stay was extended to December 31, 2002, and further extended to April 17, 2003 by agreement of the parties.

                AriaWest is currently insolvent and in default under a loan with an estimated aggregate outstanding amount of approximately US$291 million as of April 30, 2002 (the "AriaWest Loan"). The AriaWest Loan is
                provided to AriaWest International Finance BV, a wholly-owned subsidiary of AriaWest, and guaranteed by AriaWest. It is a condition to TELKOM's obligation to complete the purchase of the AriaWest Shares that the AriaWest Loan shall have been restructured on terms acceptable to TELKOM in its sole and absolute discretion and that all breaches and defaults under the loan shall have been irrevocably waived and forever released by the lenders. TELKOM has agreed that it will guarantee the AriaWest Loan if these conditions are satisfied.

                The closing under the AriaWest Purchase Agreement is scheduled to occur three business days after the conditions to closing have been satisfied, or on such other date as may be agreed by the parties. At the closing:

                (i)   TELKOM will acquire all of the issued and outstanding shares of
                      AriaWest;

                (ii)  TELKOM will pay to each AriaWest Shareholder its pro-rata share of US$24.5 million as part of the purchase price for the AriaWest
                      Shares;

                                                STATUS
                ----------------------------------------------------------------------
                (iii) TELKOM will issue to each AriaWest Shareholder its pro-rata share of promissory notes with an aggregate principal amount of
                      US$120 million in payment of the balance of the purchase price for the AriaWest Shares (the "Promissory Notes"). The Promissory
                      Notes will be payable in 11 equal semi-annual instalments
                      beginning on the date falling six months after the closing date.
                      Except to a limited extent with respect to US$10 million
                      principal amount of Promissory Notes, the Promissory Notes will not be subject to restrictions on transfer and TELKOM will not have any right to set off amounts payable under the Promissory
                      Notes to satisfy obligations of or claims against the AriaWest
                      Shareholders, including claims under the AriaWest Purchase
                      Agreement;

                (iv) TELKOM will guarantee the AriaWest Loan pursuant to the terms of the restructuring to be agreed with AriaWest's lenders; and

                (v)  TELKOM and AriaWest will enter into a settlement agreement pursuant to which TELKOM will pay AriaWest US$20 million to settle the Arbitration and enter into a mutual waiver and release of all claims between TELKOM and AriaWest. In addition (i) TELKOM will enter into a mutual waiver and release agreement with the
                     AriaWest Shareholders and (ii) the AriaWest Shareholders will enter into a mutual waiver and release with AriaWest. The waivers and releases will not discharge or release obligations arising out of TELKOM's purchase of the AriaWest Shares under the
                     AriaWest Purchase Agreement and the related transaction
                     documents.

                The closing is subject to certain conditions precedent, including the approval of the transaction from an extraordinary meeting of shareholders of TELKOM. In addition, TELKOM's obligation to effect the closing is subject to certain condition precedent, including:

                (i)   AriaWest having tax loss carryforwards available to it of not less than Rp.1.71 trillion;

                (ii)  AriaWest and the AriaWest Shareholders, on or prior to June 30,
                     2002, having paid in full all liabilities of AriaWest, the KSO
                      III Unit, TELKOM and their respective affiliates to
                      PriceWaterhouseCoopers in respect of the forensic audit of the
                      KSO III Unit conducted by PriceWaterhouseCoopers;

                (iii) financial statements of AriaWest as of and for the year ended
                     December 31, 2001 and unaudited financial statements of AriaWest as of and for the three months ended March 31, 2002 having been delivered to TELKOM and, subject to certain limited exceptions with respect to disputed items, being satisfactory to TELKOM in its sole and absolute discretion; and

                (iv) the AriaWest Loan having been restructured on terms acceptable to
                     TELKOM in its sole and absolute discretion and all breaches and defaults under the AriaWest Loan shall have been irrevocably waived and forever released by the lenders.

                The AriaWest Purchase Agreement may be terminated in certain circumstances, including by TELKOM or the AriaWest Shareholders, on or after August 30, 2002, if the closing has not occurred by the time of termination (but only if the failure to close is not the result of a breach of a covenant by the terminating party). See "Item 5A.
                Operating Results -- Recent Developments -- Potential Requisition of
                AriaWest and Settlement of AriaWest Arbitration".

                The AriaWest transaction was not closed on the August 30, 2002 deadline set forth in the SPA among TELKOM and AriaWest Shareholders, due to the failure of AriaWest Shareholders to reach an agreement on the restructuring of the AriaWest debt to their lenders.

                                                STATUS
                ----------------------------------------------------------------------
                On September 5, 2002, TELKOM received the tax clearance letter (Surat
                Ketetapan Pajak/"SKP") issued by the tax authority -- from AriaWest.
                By receiving SKP, TELKOM will be entitled to implement the Interim
                Management Agreement.

                Currently, the AriaWest Shareholders and their Lenders are in the process of pursuing an agreement for the debt restructuring, although there can no be assurance that such debt can be restructured on term acceptable to TELKOM.

    KSO IV      The Sale and Purchase Agreements of KSO IV Business and Assets was
(CENTRAL JAVA)  terminated as of January 31, 2002 as certain condition precedents set forth in the Agreement were not satisfied. As a result of the termination of the KSO IV transaction TELKOM became obligated to pay, and paid, to Indosat the remaining balance of the purchase price in certain other related cross-ownership transactions between TELKOM and
                Indosat amounting to US$375 million, as such balance was originally intended to be set off from the proceeds from Indosat to TELKOM of the sale of the KSO IV business and asset.

                TELKOM and the shareholders of PT Mitra Global Telekomunikasi
                Indonesia ("MGTI"), the KSO IV Investor, are presently in the early stages of negotiations for the sale of shares of MGTI to TELKOM.

    KSO VI      As of May 17, 2001, TELKOM had acquired 90.32% of the issued and fully
 (KALIMANTAN)   paid shares of Dayamitra, the KSO VI Investor, for approximately
                US$130.9 million, and also purchased a call option and granted a put option with respect to the remaining shares of Dayamitra. An initial payment of US$18.3 million was paid on the closing date of the transaction on May 17, 2001, US$8.9 million was paid on August 10,
                2001 as an adjustment to the purchase price based on Dayamitra's adjusted working capital, with the balance of US$103.6 million to be paid through an escrow account in eight quarterly instalments of
                US$13.0 million each between August 17, 2001 to May 17, 2003.

   KSO VII      On June 11, 2002, TELKOM and PT Bukaka SingTel International ("Bukaka
   (EASTERN     SingTel"), the KSO VII Investor, have signed an MOU that allows both
  INDONESIA)    parties to build additional new lines in the KSO VII region under certain terms and conditions including certain revenue sharing arrangement. The agreement is intended to solve the issue relating to the development of KSO VII region prior to the termination of the construction period as stated on the KSO agreement, which had ended up to March 31, 1999. Under the agreement, Bukaka Singtel has is entitled to appoint the project investor.

                In 2002, TELKOM and Bukaka SingTel launched the MAM@ project (Manado
                Millennium Area) in Manado for the development of 55,000 lines including the development of fiber optic in the Manado area. In 2003, they plan to develop several new projects, including the FORMA Project
                (Fiber Optic Ring Makasar) in Makasar that will involve the development of 69,345 lines including 1,221,208 km of fiber optic which will connects all of the Makasar city area. TELKOM also plans to deploy fixed wireless CDMA -- based systems for 146,700 lines in Bali,
                Manado, Makasar, Kupang and Mataram.

  JOINT VENTURES

     TELKOM has minority interests in several joint venture companies that provide analog mobile cellular services and other telecommunication related services. The joint venture companies that provide analog mobile cellular services are PT Metro Selular Nusantara ("Metrosel"), PT Mobile Selular Indonesia ("Mobisel") and PT Komunikasi Selular Indonesia ("Komselindo"). TELKOM's revenues from joint venture companies are derived from the use by the joint venture company of TELKOM's infrastructure, including interconnection fees, and from dividends, if any. TELKOM has written down or written off the value of a number of its joint venture investments.

BUSINESS STRATEGY

     The Company's vision is to become a dominant InfoCom player in the region, with a mission to provide one-stop services with excellent quality and competitive price, and to manage its business through best practices, competitive advantages and synergies.

     TELKOM believes that Indonesia's telecommunications market is under-penetrated with below 3.5 lines per 100 inhabitants for both the fixed line telephone and 4.4 lines per 100 inhabitants for mobile cellular markets, based on projected population figures. TELKOM believes that the strong demand for telephone services has largely been responsible for the growth of its fixed line telephone and mobile cellular business in recent years, and will continue to offer favorable growth opportunities in the future. TELKOM expects that fixed line telephone services and mobile cellular services will continue to provide the substantial majority of its operating revenues for the foreseeable future, although it plans to increase the proportion of its revenues derived from its other communications services. It has developed broad strategies to retain its existing customers, to acquire new and lost customers, and to further penetrate the market, through customer relationship management, product leadership and diversification, pricing, and one-gate distribution channels.

     The key elements of TELKOM's strategy are:

  IMPROVING PRODUCTIVITY AND STRENGTHENING FIXED LINES BUSINESS

     Indonesia has one of the lowest fixed line penetration in the region. As of December 31, 2002, the line penetration rate was 4.64% and 2.00% for Non-KSO Division and KSO Division, respectively, and 3.45% nationally. The following table represents the penetration rate for each regional division:

                       DIVISION I   DIVISION II   DIVISION III   DIVISION IV   DIVISION V   DIVISION VI   DIVISION VII      TOTAL
                       ----------   -----------   ------------   -----------   ----------   -----------   ------------   -----------
LIS..................   1,115,875    2,824,556        672,597       646,701    1,427,660       342,336        720,310      7,750,035
Population...........  47,364,639   26,009,810     25,888,678    44,160,324    36,215,344   13,400,801     31,853,965    224,893,561
Density..............        2.36        10.86           2.60          1.46         3.94          2.55           2.26           3.45

     As of December 31, 2002, approximately 44.81% of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan, and Denpasar. The following table represents the average number of line in service among the 6 major metropolitan areas:

                                     JAKARTA    SURABAYA    SEMARANG     BANDUNG      MEDAN     DENPASAR     TOTAL
                                    ---------   ---------   ---------   ---------   ---------   --------   ----------
LIS...............................  1,890,802    763,508     198,558     387,617      271,235   193,830     3,705,550
Population........................  8,948,463   2,600,039   1,548,849   2,159,437   2,312,545   558,073    18,127,406
Density...........................      21.13      29.37       12.82       17.95        11.73     34.73         20.44

     TELKOM aims to increase the penetration rate while achieving lower capital expenditure per line through the rapid roll-out of fixed wireless technology and through Build Operate and Transfer Schemes (BOT) or other revenue sharing arrangement.

     TELKOM has new strategy which it calls "Focus 20". Focus 20 aims to increase productivity by concentrating on surfacing high revenue clients in key areas. Under the Focus 20 strategy, TELKOM will concentrate on its top 20 products in the top 40 cities, targeting the top 20% of clients which has high ARPU more than Rp.150,000 per subscriber. TELKOM plans to increase the quality of service for "blue chip customer" by providing multiservice bundling, broadband access, customer care service center for enterprise, price packaging, and other benefits.

     In addition to strengthening it's fixed line business, TELKOM plans to focus more on its interconnection business along with the significant contribution to Company's revenue year on year and the growth of telecom industry in Indonesia.

     TELKOM is eager to minimize the local tariff deficit through tariff rebalancing methods and to protect its domestic long-distance traffic from VoIP competitors. Additionally the Company will also promote the role of kiosk phone as a point of sale for TELKOM's services.

     TELKOM expects to enter the IDD market by August 2003. TELKOM established its international services project in 2001 to prepare for its entry into the IDD market, when it is expected that TELKOM will receive a license to provide IDD services. See "Item 4B. Business Overview -- Competition -- Fixed Line Services". The international services project unit is in the process of establishing network capacity to link with telecommunication operators in Singapore, Malaysia, Thailand, Hong Kong and the Philippines, and is also collaborating with Singapore Telecommunications Limited on the deployment of a radio link between Singapore and Batam for leased line services.

  STRENGTHENING BACKBONE NETWORK

     TELKOM will continue to increase the capacity and quality of its network in order to provide a better service to its customer by using an optical network for high speed backbone transmission infrastructure and by launching a new satellite called TELKOM 2 to replace the existing Palapa B4 satellite (which ends its operation around 2004). In addition, TELKOM aims to manage synergies among utility providers in Indonesia in order to enhance backbone capacity and access network penetration.

  CAPITALIZED WIRELESS & MULTIMEDIA BUSINESS

  Maintaining Telkomsel's Dominant Position in the Industry

     The Company regards the mobile cellular business as having the greatest opportunity for revenue growth. The Company provides its mobile cellular services primarily through Telkomsel, a market leader in the cellular business in Indonesia. Telkomsel holds over 50% market share. TELKOM has committed to certain strategic decisions that it believes will promote the further development of Telkomsel's business, including product and market bundling and approving Telkomsel's capital expenditure program for the next three years.

     TELKOM has sold a 12.72% stake in Telkomsel to Singapore Telecom Mobile Pte Ltd (SingTel Mobile). TELKOM believes that such a transaction will increase Telkomsel's ability to access SingTel Mobile's technological and commercial expertise as appropriate, as well as increase opportunities for cooperation between Telkomsel and SingTel Mobile in developing new products, and thereby strengthen and better position Telkomsel to meet competition from other mobile cellular operators.

  Divestment of non-GSM Mobile Cellular Business

     In order to increase focus on second wave technology and decrease business risk, TELKOM will divest from it's non-GSM affiliates namely Telesera, Metrosel, Komselindo and Mobisel.

  Scaling up Data and Internet Business

     As part of the Company's restructuring, several business projects such as B2B and VoIP have been merged into the Multimedia Division to increase the opportunities for business synergies among the different businesses. In addition, TELKOM is currently reviewing several of its affiliates such as Napsindo, Metra and Citra Sari Makmur (CSM). The Company aims to acquire a significant portion of the market share for IDD traffic by 2006 through TELKOM Global 017 (VoIP based) service and plans to roll out bundled services on pay TV, high speed internet, and VoIP.

  Creating New Business (Fixed Wireless)

     TELKOM plans to expand its fixed wireless networks in all of its regional divisions by building CDMA digital fixed wireless networks. As CDMA networks are generally more cost-effective and as the deployment time for CDMA networks is significantly faster than that of fixed line networks, TELKOM believes this deployment will be significant in the light of anticipated increased competition in the fixed line market.

     Since December 2002, TELKOM has operated a CDMA (code digital multiple access)-based fixed wireless telephone system called TELKOMFlexi in the three cities, in Surabaya (East Java), Denpasar (Bali) and Balikpapan (East Kalimantan). The development of the fixed wireless CDMA telephone system is part of the T-21 Partnership project packages between TELKOM and world-class foreign telecom companies, namely Samsung and Ericsson. CDMA-based fixed wireless technology enables fast roll-out and development of telephone networks with lower capital expenditure amounting to US$170 per subscriber.

  EFFICIENT USE OF CAPITAL AND LIQUIDITY THROUGH NEW TERM OF PAYMENT ALTERNATIVES WITH LOWER RISK

  Pay as You Grow

     TELKOM recognizes that, in the increasingly competitive Indonesian telecommunications market, internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund its aggressive plans to expand and upgrade its various businesses. As a result, TELKOM has recently begun to explore innovative alternative forms of term of payment in the context of alternative approaches to procurement contracts for network access equipment. TELKOM broadly groups these alternative forms of term of payment under the term "pay as you grow".

     As presently formulated, the "Pay as you Grow" concept would involve a structure under which the timing of payment to vendors for equipment installed would depend on actual revenue streams from the equipment following its integration into TELKOM's network, and procurement volumes will remain flexible within the terms of an umbrella contract. Under this proposal, these vendors would be jointly involved with TELKOM in the planning and design review process, and would participate in network design, capacity demand assessment and the determination of procurement volumes. TELKOM believes that the successful implementation of this proposal would reduce demands placed on its cash flows and, to a certain extent, share the risk of investment with its vendors and thereby reduce its own risk of investment with respect to financing, commercial, operational, technical and capacity risks. TELKOM expects that this approach is likely to involve relationships with a relatively small number of equipment vendors who would be invited to supply a substantial portion of TELKOM's infrastructure and other equipment needs, which TELKOM hopes will reduce network costs per subscriber through economies of scale.

  T-21

     TELKOM implemented the T-21 Project as part of TELKOM's policy to seek new approaches for procurement contracts. The T-21 project is a partnership based procurement program development of the fixed wireless access networks, the PSTN, and back bone transmission infrastructure (2003-2005), with three main objectives:

     -- Capex Efficiency

        Develop a partnership approach to reduce the Capex burden by inviting local investors to participate in the T-21 program and Improve Capex Efficiency per subscriber.

     -- Asset Turnover

        Optimize asset acquisition and consider various alternatives to reduce the asset base, by implementing the "pay as you grow" procurement concepts, and out-sourcing of non-core businesses (i.e. contents, application and CPE); optimize network investment in gaining higher revenue stream; and sourcing unproductive parts of the network to other parties such as regional companies.

     -- Risk Mitigation

        Mitigate risk across 5 key risk areas i.e. Financing, Commercial, Operational, Technical and Capacity. Allocate the 5 key risks to the party best placed to mange by developing a risk sharing mechanism.

     The T-21 program was carried out in an effort to cut down the capital expenditure for the installation of a telephone unit. By applying this technology, the Company is able to reduce investment cost to only about US$200 per telephone unit as compared to cable telephone which reached some US$700 per unit. On a large scale basis in the long run, the installation cost per unit is expected to reach a rate below US$200. The T-21 project -- worth US$1.8 billion -- is divided into different packages whose development is expected to be completed between 2002 and 2005. World class telcom companies such as Samsung, Ericsson consortium, Alcatel, Hyundai Corporation, Siemens consortium, Lucent consortium, NCE, Hua We and Motorola are now taking part in the tender of the project. The tender for the development of two packages of the project, namely public switch telephone network and fibre optics transmission link, is now still under process.

  HUMAN RESOURCES AND ORGANIZATIONAL DEVELOPMENTS

     TELKOM has human resources strategies including competence-based HR management, new organization business structure and right sizing strategy.

     Organizational Development is built on Good Corporate Governance and Quality Management Principles, implementation of a code of conduct, board charter, remuneration and nomination committee, revitalize on corporate communication and to adopt value based management by using the Malcolm Baldridge Quality Management approach. The Malcolm Baldridge is a guidance to achieve excellence company performance consisting of several criteria namely leadership, strategic planning, customer and market focus, information and analysis, human resource focus, process management and business result.

     TELKOM believes that by implementing all the above strategic initiatives, it will create a strong position to tap business opportunities and win market share in the current relatively limited competition era.

PRODUCT DEVELOPMENT

     In 2002, TELKOM has further developed its other communications services, which include VoIP services, fixed wireless services, POT value added services, satellite services and international services.

  VOICE OVER INTERNET PROTOCOL (VOIP)

     TELKOM regards VoIP as an important new product and expects that it will eventually become a significant new business area, as it allows a telecommunications operator to decrease the cost of voice telephony services.

     TELKOM began providing trial VoIP services in October 2001, based on an in-principle license, under the brand name "TELKOMSave" and "TELKOMGlobal-017", and currently provides both VoIP services commercially in several cities in Indonesia. The Company is initially focusing on the provision of VoIP services which allow Indonesian subscribers to make international calls. Its VoIP services currently allow subscribers access to 493 destination points in over 230 countries, through agreements which TELKOM has entered into with Global Communications Inc. and Singapore Telecommunications Limited that allow TELKOM to access their international networks. The Company plans to increase the number of access points from which its customers can access its VoIP services, in areas and cities in Indonesia as well as outside of Indonesia. Currently the Company focuses its VoIP services for international calling service.

  FIXED WIRELESS CDMA

     Beginning December 2002, TELKOM has operated a CDMA (code digital multiple access)-based fixed wireless telephone network in three cities of Surabaya (East
Java), Denpasar (Bali) and Balikpapan (East Kalimantan) using the brand name TELKOMFlexi. CDMA-based fixed wireless technology enabled rapid development of telephone networks.

     The objective of fixed-wireless telephone development by using CDMA technology is to reduce the capital expenditures per line by obviating the need for the installation of underground cables.

     On October 9, 2002 TELKOM signed a contract to develop fixed-wireless telephone systems consisting of 40,000 lines and 16 Base Services Stations ("BSS") with Samsung Electronics Co., for a total amount of US$14.7 million. The project will use CDMA2000-1X technology at frequency 825 -- 830 MHz, covering Base Subscriber Station ("BSS") in the cities of Surabaya for 25,000 lines and 10 BTSs, Denpasar for 10,000 lines and 4 BTSs, and Balikpapan for 5,000 lines and 2 BTSs. Phase-1 of the project involving the installation of 5,000 lines in Surabaya was completed in November 2002, and phase-2 of the project is estimated to complete by end of December 2002 covering Surabaya (20,000 lines), Denpasar (10,000 lines), and Balikpa pan (5,000 lines) was completed in December 2002.

     On December 23, 2002, TELKOM signed Master of Procurement Partnership Agreements (MPPA) with Samsung Electronics Consortium and Ericsson Consortium. Both of Agreements includes system planning, manufacturing, delivery, and total construction of 1.6 million lines as well as service level agreement. The period of the agreement is 42 months until mid 2006. The MPPA between TELKOM and Samsung provide for the construction of 802,000 lines of BSS for Regional Divisions IV, V, VI and VII at US$ 116 per line, while the MPPA with Ericsson provide for the construction of 631,800 lines of BSS at US$ 116 per line.

  VALUE ADDED SERVICES

     In December 24, 2002, TELKOM launched new value added services that enable TELKOM's fixed line customers to send short messages to other fixed line terminals using the brand name TELKOMSms (short messages service). Currently, TELKOM only provides this service in the Surabaya area. The Company plans to expand this services to other major cities, as well as interconnect to cellular subscribers.

  SATELLITE

     In 2002, TELKOM signed a contract with Orbital Sciences Corporation ("Orbital"), a US company that develops and manufactures affordable space systems for commercial, civil government and military customers, to develop TELKOM-2 satellite. TELKOM-2 satellite is a geosynchronous communication satellite, manufactured based on Orbital's state-of-the-art STAR-2 platform, to replace TELKOM's existing Palapa B-4 satellite due to its operational expiration in late 2004.

     TELKOM-2 satellite has a capacity of 24 standard C-band transponders and with specification of the transponders being the same as TELKOM-1 satellite. TELKOM-2 satellite will be designed for a 15-year in-orbit life with an expansion of its coverage area of Asian region and Indian subcontinent in addition to its current Indonesian capacity. The satellite has a high reliability to fulfill voice, video and data communications to support TELKOM's national as well as regional communication network. The Satellite will be launched into geo-synchronous orbit at 22,300 miles above the earth, at 118 degrees east longitude.

  INTERNATIONAL SERVICES

     TELKOM established its international services project in 2001 to prepare for its entry into the IDD market, should it decide to do so after August 2003 when it is expected that TELKOM will receive a license to provide IDD services. See "Item 4B. Business Overview -- Competition -- Fixed Line Services". The international services project unit is in the process of establishing network capacity to link with telecommunication operators in Singapore, Malaysia, Thailand, Hong Kong and the Philippines, and is also collaborating with Singapore Telecommunications Limited on the deployment of a radio link between Singapore and Batam for leased line services.

CUSTOMER SERVICE, SALES AND MARKETING, BILLING AND PAYMENT

  CUSTOMER SERVICE

     TELKOM provides the following means of accessing customer services, excluding mobile cellular services, which Telkomsel provides directly:

     - walk-in customer services points. Customer service points provide convenient and comprehensive access to TELKOM's customer services, and handle product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features, and marketing promotions. TELKOM has more than 100 customer service points in total, including eight large centers in Jakarta and two in Surabaya and customer service points operated by its KSO Units;

     - call centers and Internet. TELKOM operates call centers in many cities in Indonesia, including in the KSO regions. Customers are provided a toll free number to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Billing information may also be obtained through the Internet for customers in Jakarta. Customers are also provided access to directory services for which a charge is levied. TELKOM intends to promote the use of call centers and the Internet over walk-in customer service points for its retail customers; and

     - enterprise center and account management teams. TELKOM regards the top 20% of its customers, particularly corporations with national operations, as its most important customers. To focus on these customers, TELKOM has set up an enterprise center in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer's communications needs. To cater to such customers, the enterprise center works on integrating various product and service offerings to provide total communications solutions, including Internet access and customized data communications related products and services. TELKOM has also set up similar account management teams at a regional level, in regional divisions II and V, to focus on corporations with regional operations within Indonesia. TELKOM currently has over 16 national level account management teams, and over 23 regional level account management teams that cover divisions II and V. It plans to further increase the number of such teams.

     TELKOM has implemented a service level guarantee program for its fixed line customers in regional divisions II and V since May 2001, and plans to implement a service level guarantee program on a national basis from around June 2002. The service level guarantee program provides guarantees of certain minimum levels of services relating to new line installations, restoration of disconnected lines and billing complaints and provides for non-cash compensation, such as free subscription for a certain period to be awarded to customers where such minimum service levels are not met.

  SALES, MARKETING AND DISTRIBUTION

     TELKOM distributes and sells its principal products and services, excluding mobile cellular services, through six primary distribution channels:

     - walk-in customer service points. These offer comprehensive access to information on certain of its products and services as well as its products and services. See "Item 4B. Business Overview -- Customer Service, Sales and Marketing, Billing and Payment";

     - account management teams. See "Item 4B. Business Overview -- Customer Service, Sales and Marketing, Billing and Payment";

     - public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks, or "Wartels" and "Warnets", throughout Indonesia. Customers can access basic telecommunications service and make local, domestic long-distance and international telephone calls, send facsimiles, telex and telegrams, access the Internet and purchase phone-cards, and in a declining number of kiosks, send telex and telegrams. TELKOM generally provides discounts to such kiosks ranging from 20% to 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may provide the products and services of other operators;

     - independent dealers and retail outlets. These are located throughout Indonesia and primarily sell calling cards and phone-cards. Independent dealers and retail outlets pay a discount to face value for all products they receive, operate on a non-exclusive basis, and may also sell the products and services of other operators; and

     - website. Through its website, customers can obtain information on TELKOM's major products and services and access certain of its multimedia products; and

     - public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.

     TELKOM is developing its marketing communications program to promote all of its core businesses as it evolves into a full service and network provider. Its broad strategy is to retain existing customers, acquire new customers and increase penetration of its markets, through customer relationship management, product leadership, pricing and evolution towards single point distribution channels.

     TELKOM's marketing communications program includes the use of print and television advertising and special promotional campaigns to strengthen its brand name, increase its profile and educate the general public about itself and its products and services.

  BILLING, PAYMENT AND COLLECTION

     TELKOM's customers are billed on a monthly basis. Customers are billed according to the regional division in which they are in, although they may request for bills from several regions to be combined. The billing process is computerized within each region. Payment can be made within the respective regions at any of TELKOM's customer service points, through designated automated teller machines, at post offices and banks with whom TELKOM has an arrangement as collecting agents, and in certain areas by direct deposit via telephone transfer in certain areas or by automatic debit through banks. TELKOM issues bills on the fifth day of each month and payment of the bill is due by the twentieth day of that same month. If payment is not received by the due date of the bill, customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after three months from the due date, although TELKOM does not cut off service to its Government subscribers. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including late fees, and by making a completely new application.

     The following is a summary of TELKOM's overdue payment policy:

STAGE      OVERDUE PAYMENT         CHARGE                           PENALTY
-----      ---------------   ------------------   --------------------------------------------
I........  1 -- 10 days      Rp.5,000
II.......  11 -- 40 days     2% of overdue bill   Out-going isolation (only receive)
                             Minimum Rp.10,000
III......  41 -- 70 days     5% of overdue bill   Total isolation
                             Minimum Rp.15,000
IV.......  > 70 days         Terminated           - customer must fulfill overdue payment
                                                  - Reinstallment charge:
                                                   -- 50% of installation fee (< 3 months)
                                                   -- 100% of installation fee (> 3 months)

     TELKOM currently provides billing services for Indosat and Satelindo in connection with their IDD services, for which it charges a flat fee for each bill, although it may start billing directly after Indosat enters the domestic market and if TELKOM enters the IDD market.

  Management of Customer Receivables

     TELKOM does not screen its customers for creditworthiness and does not collect deposits from subscribers, although its call barring procedures for non-payment of bills have contributed towards the reduction of bad debt. TELKOM has also recently implemented a system in regional division II which enables the telephone usage of a customer to be tracked at the customer's request. An integrated system analyzes such data to monitor for unusual usage.

     In the case of retail customers, TELKOM provisions 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of corporate and Government customers, TELKOM provisions 25% of the outstanding debt where the amount has been outstanding between seven and 12 months, 50% where the amount has been outstanding between 13 and 24 months, and 100% where the amount has been outstanding for more than 24 months.

INSURANCE

     As at December 31, 2002, TELKOM's property, plant and equipment, including vehicle insurance but excluding cables, were insured against the risk of fire, theft and other specified risks for a coverage value of Rp.20,270.3 billion (US$2,274.2 million) and US$1,367.6 million. Additional insurance coverage of US$71.8 million exists for the Palapa B-4 and TELKOM-1 satellites. TELKOM does not maintain business interruption insurance.

     TELKOM's subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves.

REGULATIONS

  OVERVIEW

     The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The regulatory reforms of the Indonesian telecommunications sector have their foundation in Law No. 36 of 1999 (the "Telecom Law") which replaced the old telecommunications law as contained in Law No. 3 of 1989 (the "Previous Telecom Law").

     The Government's telecommunications reform policy is formulated in its "Blueprint of the Indonesian Government's Policy on telecommunications" dated September 17, 1999 ("Blueprint"). The policies as stated in this Blueprint are to: (i) increase the sector's performance in the era of globalization; (ii) liberalize the sector with a competitive structure by removing monopolistic practices; (iii) increase transparency and predictability of the regulatory framework; (iv) create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and (v) create business opportunities for small and medium enterprises and to facilitate new job opportunities.

     The overall program of telecommunications sector deregulation is closely linked to the national economic recovery program supported by the International Monetary Fund (the "IMF"). The national plan is documented in the Memorandum of Economic and Financial Policies (the "MEFP"), as further clarified in Letters of Intent to the IMF in January and May 2000, as amended. The main focus of the MEFP is to stabilize the economy through a comprehensive plan based on: (i) deregulation; (ii) promotion of competition; (iii) liberalization; (iv) restructuring; (v) improving market access; and (vi) market oriented regulations. This includes the Government's commitment to transform the telecommunications sector into a fully competitive business environment.

     The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia, in addition to being the controlling shareholder of TELKOM. Prior to March 1998, the Ministry of Tourism, Post and Telecommunications ("MTPT") was responsible for the regulation of telecommunications in Indonesia but with the reorganization of the Government following the general elections, these were re-assigned to the MoC. The MoC is responsible for the overall supervision and regulation of the industry. Within the MoC, various directorates and bureaus carry out specific regulatory duties. The MoC is the governmental body that has been granted the authority to issue implementing decrees, thereby giving the MoC considerable latitude in implementing regulatory policy. Pursuant to such decrees, the MoC defines the scope of exclusivity, formulates and approves tariffs, determines universal service obligations and controls many factors affecting TELKOM's competitive position, operations and financial condition. The MoC as regulator has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

     Through the Directorate General Post and Telecommunications ("DGPT"), a directorate under the MoC, the Government regulates the allocation of Indonesia's radio frequency spectrum. TELKOM and other operators are required to obtain a license from the DGPT for each of their services that utilize radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators, including TELKOM to pay a concession license fee of 1% of its collected operating revenues.

  TELECOM LAW NO. 36 OF 1999

     The Telecom Law No. 36 of 1999, which came into effect on September 8, 2000 (the "Telecom Law"), provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry's competitive structure. Under the Indonesian regulatory framework, a law only outlines the substantive principles of the subject matter. Implementation guidelines will be further made by way of government regulations, ministerial decrees and other forms of decrees. Therefore, the Telecom Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry.

DESCRIPTION                             LAW 3/1989 (REVOKED)                 LAW 36/1999
-----------                            -----------------------   -----------------------------------
OPERATOR.............................  The Government through    State-owned companies, private and
                                       Organizing Body           cooperatives

SERVICE CATEGORY.....................  Basic and Non-Basic       Telecommunications Network,
                                       Services, and Special     Telecommunications Services, and
                                       Telecommunications        Special Telecommunications

COOPERATION FRAMEWORK................  Joint Venture             Business driven
                                       Companies, KSO, and
                                       Management Contract

BUSINESS MODE........................  Through cooperation       Based on business viability
                                       with Organizing Body

EXCLUSIVITY..........................  Monopoly and duopoly      Exclusivity is maintained as
                                       exclusivity               scheduled. Acceleration is possible
                                                                 through compensation

TARIFFS..............................  Determined by the         Determined by the Operators based
                                       Government                on formula determined by the
                                                                 Government

INTERCONNECTION AGREEMENT............  Interconnection tariff    All aspects of interconnection left
                                       structure, determined     to network providers to negotiate
                                       by the Government and     with the Government as arbitrator.
                                       payable to TELKOM, in
                                       the mobile and
                                       international telephone
                                       market

REGULATOR............................  Government                Government assisted by an
                                                                 Independent Regulatory Body (to be
                                                                 established)

TECHNOLOGY...........................  Circuit-switched          Fixed and mobile telecommunications
                                       networks for voice        networks for multimedia
                                       communications and        communications: flexibility to
                                       second-generation         accommodate technological
                                       mobile cellular           innovations
                                       networks.

---------------

Source: Blue Print of the Indonesian Government's Policy on Telecommunications

  ELIMINATION OF ORGANIZING BODY CONCEPT

     The Telecom Law eliminates the concept of state-owned companies as Organizing Bodies, thus ending TELKOM's status as one of the Organizing Bodies for the industry based on the Previous Telecom Law. Upon the full implementation of the Telecom Law, TELKOM will be required to obtain the requisite licences to provide telecommunications services. This is further clarified in the MoC Decree No. KM20/2001 and MoC Decree No. KM21/2001.

  NEW SERVICE CATEGORIES

     The Telecom Law classifies telecommunications operations into three service categories: (i) telecommunication network operations, (ii) telecommunications services operations, and (iii) special telecommunications operations. Under these categories, telecommunications network operation and/or provision of Telecommunications services may be carried out by a legal entity established for the purpose on the basis of the applicable regulation. These legal entities include state-owned enterprises (BUMN), regional business companies (BUMD), privately owned companies, and cooperatives. On the other hand, special telecommunications operations may be conducted by individuals, Government institutions, special agencies, and legal entities. Licenses are required for each category of telecommunications service.

     A telecommunications network provider is licensed to own and/or operate a telecommunications network. Telecommunications service providers are licensed to provide services and are not required to own a network for such purpose. Such providers may therefore choose to either construct their own network or lease those belonging to a network operator. Special telecommunications licenses are for providers of private services or purposes relating to broadcasting and national security interests.

     Currently, TELKOM provides local and domestic long-distance telecommunications services based on Government Regulation No. 25/1991 on the establishment of Perusahaan Perseroan (Persero) TELKOM, which permits TELKOM to provide basic and non-basic telecommunication services. The existing KSO Investors also hold licenses for providing telecommunications services in joint operation with TELKOM and to carry out their activities as a foreign investment company.

     Ministerial Decree No. KM 20/2001 implements the provisions in the Telecom Law with regard to the new category of telecommunication network operations, and Ministerial Decree No. KM 21/2001 implements the Telecom Law with regard to the new category of telecommunication services operations. Under the transitional provisions of such decrees, operators that were already licensed at the effective date of the decrees on May 31, 2001 are required to adjust their licenses under the new licensing regime not later than May 31, 2002. TELKOM has already submitted its application for the new licenses.

  EXCLUSIVITY

     In 1995, TELKOM was granted a monopoly to provide domestic local fixed line telecommunications services until December 31, 2010 and domestic long-distance telecommunications services until December 31, 2005. Indosat and Satelindo also were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.

     The Telecom Law issued in 1999 did not expressly terminate the existing exclusivity rights of TELKOM, Indosat and Satelindo. In order to uphold the undertakings of TELKOM and Indosat during their respective initial public offerings and to maintain Indonesia's credibility among foreign investors, the Government has announced that termination of the exclusivity rights is to be subject to agreement between the relevant incumbent and the Government, whereby the incumbent will be eligible for an amount of compensation to be agreed between the incumbent and the Government.

     However, on August 1, 2001, the Government, through the DGPT, announced the early termination of TELKOM's exclusivity rights for local and domestic long-distance telecommunication services. The announcement stated the Government's intention that Indosat will receive a license to provide local telephone services from August 2002 and a license to provide domestic long-distance telephone services from August 2003, and that TELKOM will receive a license to provide IDD services from August 2003. The Government prematurely terminated the exclusivity rights of TELKOM and Indosat in 2001, through MoC Decree No. KM 21/2001 on Operation of Telecommunications Services.

     Prospective new operators, including TELKOM and Indosat, will be required to satisfy technical requirements following an inspection by the DGPT of their proposed network, in order to secure the requisite operational licenses.

     TELKOM is to be compensated for the loss of it's exclusivity rights. The nature and extent of compensation that is payable to TELKOM is subject to the approval of the Government. The Government fully consider the interest of TELKOM and Indosat shareholders. The Government has determined that compensation for TELKOM's termination of exclusivity right for fixed local and domestic long-distance telecommunication network shall be given in a form of an IDD license and in the approval of the reissuance of TELKOM's DCS1800 license to Telkomsel, while compensation for Indosat's exclusivity rights for IDD shall be given in the form of DCS 1800, local and domestic long-distance license. The Government has appointed a reputable Independent Appraisal to resolve difference of opinion regarding the value of the compensation. At present, the independent appraisal has finalized its work and has submitted the final result to the Government. However, as of the date of this Annual Report, TELKOM have not received any formal notice from the Government regarding the implementation of the compensation scheme due to early termination of exclusivity right for TELKOM and Indosat

  COMPETITION

     As a consequence of the Organizing Body concept under the Previous Telecom Law, TELKOM and Indosat maintained joint ownership in most telecommunications companies in Indonesia. The Blueprint calls for the progressive elimination of these joint shareholdings to promote competition and to avoid any actual or potential conflicts of interest in a more competitive telecommunications environment. Several of these joint shareholdings were unwound in 2001.

  Mobile cellular services

     Following the transactions in 2001 in which (i) TELKOM acquired all of Indosat's shares in Telkomsel, equivalent to 35% of the issued and paid shares of Telkomsel and (ii) TELKOM sold to Indosat all of its shares in Satelindo, equivalent to 22.5% of the issued and paid shares of Satelindo, TELKOM acquired majority control of Telkomsel and Indosat acquired majority control of Satelindo. This has resulted in the GSM mobile cellular market becoming fully competitive as contemplated in the Blueprint. Tariffs on mobile phone services will continue to be determined by a formula set by the Government.

  Fixed line services

     With the enactment of the Telecom Law, it is expected that the market will be open to full competition with interconnection tariffs determined by the network providers based on a formula set by the Government. On August 2002, Indosat was granted an in-principle approval for the development of domestic fixed line telecommunications and obtained an operational license to operated in the Jakarta and Surabaya area. It is expected that Indosat will received a nationwide license for long-distance services after the settlement of compensation for the early termination of its exclusivity right.

     TELKOM also faces direct and indirect competition from mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail, although it also benefits from interconnection charges on mobile cellular and fixed cellular traffic transiting its network. TELKOM expects that the increasing use of SMS, VoIP services, e-mail and mobile cellular services may negatively impact future demand for its domestic long-distance services.

  Domestic Long-distance services

     The cessation of TELKOM's exclusivity over the provision of domestic long-distance services in August 2003 is expected to result in direct competition between TELKOM and Indosat.

  IDD services

     It is expected that the market for provision of IDD services will become more competitive in August 2003 with the termination of Indosat's and Satelindo's exclusivity rights. It is expected that TELKOM will then be allowed to provide IDD services in competition with Indosat and Satelindo.

  TARIFFS

     Tariffs for telecommunications networks and telecommunications services are determined by providers based on the tariff category, structure, formula set by the Government. Tariff for domestic fixed line telecommunication services are determined based on a price cap formula set forth in general terms and is calculated by reference to Indonesia's consumer price index and an efficiency factor that is determined by the MoC, taking into account improvements in costs efficiency, the interests of the telecommunications operator and the level of public affordability. See "Item 4B. Business
Overview -- Tariffs and Interconnection Charges -- Tariffs for the Provision of Telecommunications Services".

  INTERCONNECTION

     The regulation of interconnection is required in creating telecommunication industry structure based on the principle of efficient resource usage, synchronization of the telecommunication equipment and systems, as well as improvement of service quality.

     Interconnection is conducted not only in the physical form of network connection, but also includes interworking in distributing services to customers. Interconnection can be classified into traffic sensitive and non-traffic sensitive interconnection. Traffic sensitive interconnection is generally conducted so that every customer can be connected or connect to another operator's customer worldwide. Non-traffic sensitive interconnection relates primarily to renting of network elements and other facilities. The regulation in Indonesia only provides for voice traffic based interconnection, while data traffic based interconnection is not provided for.

     Telecom Law and Government Regulation no.52/2000 stated that every telecommunications network operator, upon request, is obligated and entitled to interconnect its network with other network operators. The implementation of this obligation is guided by the following principles: (i) efficient source utilization, (ii) telecommunications system and equipment compatibility, (iii) improvement of service quality, and (iv) fair competition.

     TELKOM expects the Government will decide the new interconnection scheme so that TELKOM can maintain a manageable and fair competitive environment. See Item 4B "Business Overview -- Tariffs Interconnection Charges -- Tariffs for Interconnection and Access"

  INDEPENDENT REGULATORY BODY

     The Telecom Law contemplates the establishment of an independent regulatory body. The role of the Government, assumed by MoC, remains in the area of industry policy, regulation, monitoring and control. Under certain circumstances, the above function can be mandated to a regulatory body.

     However, in administering its role, the Government is called upon to invite participation from the public in the form of an independent body consisting of telecommunications users, operators, suppliers and experts. This independent body is expected to provide input in the process of the development of telecommunications policies and regulations. Combined with further privatization of the state-owned public telephone operators, the establishment of such an independent body is intended to reduce the Government's role in the telecommunications industry from that of being the telecommunications industry's financier, operator, regulator and licensor to becoming primarily the industry's licensor and participating regulator. As of the date of this Annual Report, this independent regulatory body has not been established.

  CONSUMER PROTECTION

     Under the Telecom Law, each operator must also provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

  UNIVERSAL SERVICE OBLIGATION

     Under the Telecom Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation ("USO"), which requires provision of certain telecommunications facilities and infrastructure in USO areas. The local network provider will likely be responsible for network installation in the USO areas. TELKOM currently is the local network provider in all parts of Indonesia other than those controlled by the KSO Units.

     Thereafter, cost arising from providing networks in the USO areas will be assumed by other network and service providers that send traffic to the recipient network providers, in the form of USO fees. A specific implementing regulation is expected to be issued shortly in order to implement this USO scheme. No such implementing regulation has been issued to date.

  IMPLEMENTING REGULATIONS

     To date, the Government has issued several implementing regulations relating to the Telecom Law, including Government Regulation No. 52/2000 on the Operation of Telecommunications and Government Regulation No. 53/2000 on Utilization of Radio Frequency Spectrum and Satellite Orbit, as well as a number of ministerial decrees, among others, the Decrees of the Minister of Communications No. KM 20/2001 on Operation of Telecommunications Networks, and No. 21/2001 on Operation of Telecommunications Services, No. KM 12/2002 on Completing MTPT Decree No. KM.79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services. The MoC and DGPT are still in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecom Law, among others, Special Telecommunications Operation and Universal Service Obligation.

     Further, on January 16, 2001 the Government issued the National Fundamental Technical Plan through Ministerial Decree No. 4/2001. The National Fundamental Technical Plan sets numerous technical plans that regulate technical aspects for both telecommunications networks and service providers, comprising plans relating to: (i) numbering, (ii) interconnection, (iii) charging, (iv) routing,
(v) transmission, (vi) signaling, (vii) switching, (viii) synchronization, (ix) subscriber access, (x) network management, (xi) technical availability, and
(xii) service operation.

     On October 31, 2002, the Government issued Ministerial Decree No. 84/2002 on Clearing House which will become effective 18 months after its enactment. The Government will select a Clearing House which will serve as a telecommunication traffic clearing house on behalf of the DGPT.

GOVERNMENT POLICY

     The Government's development policies have historically been set forth in consecutive five-year development plans known as "Repelitas." Each Repelita assesses the current level of economic progress, establishes priorities for the next five-year plan and realigns those previously made for future Repelitas. To date, Indonesia has completed five Repelitas. In Repelita VI, the Government's general goals for the domestic telecommunications sector are to increase the accessibility, affordability and quality of telecommunications services in Indonesia. The Company takes into account the Government's Repelita targets when setting its own development plans, although it is not formally obligated to meet such targets

     Due to Indonesia's continuing economic turmoil, the Government has not announced detailed plans for Repelita VII, which may result in amendments to the long-term plan shown above. Since there are no detailed plans from the Government, TELKOM has arranged its own long-term plans, internally known as Corporate Strategic Scenario (CSS).

     The following table provides certain basic measures of the development of the Indonesian domestic telecommunications network in fixed-phone.

                                                                                        COMPOUND
                                                                                         ANNUAL
                                             YEAR ENDED DECEMBER 31,                     GROWTH
                            ---------------------------------------------------------   RATE (%)
                              1998        1999        2000        2001        2002      1998-2002
                            ---------   ---------   ---------   ---------   ---------   ---------
Lines in service..........  5,571,644   6,080,193   6,662,605   7,218,938   7,750,035      8.60
Population
  (millions)(1)...........      204.4       207.4       216.8       222.0       224.9      2.41
Lines in service per 100
  Inhabitants.............       2.73        2.93        3.07        3.25        3.45      6.03
Call completion rate(%)(2)
  Local...................      68.07       70.63       72.97       73.92       75.64      2.67
  Domestic long-distance
     (DLD)................      62.04       62.98       65.82       65.67       66.61      1.79
Fault rate(3).............       3.81        4.25        4.08        3.94        5.19      8.03
Digitalization (%)(4)
  Switching
     Local exchanges......         99         100         100         100         100      0.25
     Trunk exchanges......        100         100         100         100         100      0.00
  Transmission............       93.8        95.6        96.6        98.3        98.8      1.31
Number of public
  telephones..............    216,651     269,242     345,307     382,664     402,869     16.78
Domestic call volume
  (billions of pulses)....       45.9        47.3        52.9        58.4        61.1      7.42

---------------

Notes:
(1) Source: Indonesian Central Bureau of Statistics.
(2) As measured by ASR.
(3) Faults per 100 connected lines per month.
(4) Expressed as a percentage of switching or transmission capacity, as applicable.

COMPETITION

  FIXED LINE SERVICES

     See "Item 4B. Business Overview -- Regulation -- Competition -- Fixed line Services".

  MOBILE CELLULAR

     Telkomsel is one of the four nationwide licensed GSM mobile cellular operators in Indonesia. The other three are Satelindo, Excelcomindo and IM3. Currently, the market is dominated by Telkomsel, Satelindo and Excelcomindo, which, as of December 31, 2002, had a combined estimated market share of approximately 93.6%, of which Telkomsel had approximately 52.3%. Although IM3 is licensed to provide GSM 1800 services nationwide, and has an allocated 15 Mhz of radio frequency bandwidth in the GSM 1800 band, it currently has relatively limited coverage and presence in Indonesia as it only began operations in late 2001. In addition, there are four licensed analog mobile cellular operators in Indonesia, which generally operate on a regional basis.

     The following sets forth summary information on each of the three dominant nationwide licensed GSM mobile cellular operators as of December 31, 2002:

         NATIONWIDE LICENSED GSM MOBILE CELLULAR OPERATORS IN INDONESIA

OPERATOR                    TELKOMSEL             SATELINDO                 EXCELCOMINDO
--------                   ------------   -------------------------   -------------------------
System...................  GSM            GSM                         GSM
Launch date..............  May 1995       November 1994               October 1996
Licensed frequency
  bandwidth (GSM 900 &
  1800)..................  30 MHz(2)      15 MHz                      15 MHz
Licensed coverage........  Nationwide     Nationwide                  Nationwide
Network coverage.........  Nationwide     Major cities in             Jakarta and primary
                                          significantly populated     business cities in Java,
                                          areas of Java and Bali,     Bali, Lombok, Medan and
                                          as well as major cities     Batam
                                          in Sumatra, Sulawesi and
                                          Kalimantan
Estimated market share
  (as of December 31,
  2002)(1)...............  52.3%          27.0%                       13.8%
Subscribers (as of
  December 31,
  2002)(1)...............  6.01 million   3.07 million                1.57 million

---------------

Notes:
(1) Based on TELKOM's estimates.
(2) TELKOM's DCS 1800 license was reissued to Telkomsel. Upon such transferred, Telkomsel received an additional 15 MHz of radio frequency bandwidth in the 1800 MHz band. See "Item 4B. Business Overview -- Mobile Cellular Business of Telkomsel".

     GSM mobile cellular operators compete principally on the basis of brand, network coverage, distribution, technology and service quality. During the last two years, competition among cellular operators has intensified. TELKOM believes that Telkomsel is able to compete effectively in the Indonesian mobile cellular market due to the quality and coverage of its mobile cellular network and the strength of its brand name.

     See "Item 4B. Business Overview -- Mobile Cellular Business of Telkomsel -- Competition".

  OTHERS

     During the last three years, competition with respect to multimedia, Internet and data communications related services has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. TELKOM expects competition to continue to intensify. Multimedia, Internet and data communications related services providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.

     TELKOM's VoIP competitors include four other operators namely Indosat, Satelindo, Atlasat and Gaharu, as well as other unlicensed VoIP operators. The other competitor are VoIP operators in other countries with services that may be accessed through the Internet as well as from software that allow PC to PC voice communications through the Internet.

LICENCES

     Currently, TELKOM provides local and domestic long-distance telecommunications services based on Government Regulation No. 25/1991, which permits TELKOM to provide basic and non-basic telecommunications. The Telecom Law requires telecommunication network operators and telecommunication service operators, including TELKOM, to be licensed to provide these services. See "Item 4B. Business Overview -- Regulations -- New Service Categories". Under the transitional provisions of Ministerial Decree No. KM 20/2001 and No. KM 21/2001, which implement the relevant provisions of the Telecom Law, operators that were already licensed at the effective date of the decrees on May 31, 2001 are required to be licensed under the new licensing regime not later than May 31, 2002. TELKOM has already submitted its application for the new licenses. TELKOM also currently holds an in-principle license, and will require an operating license to provide international long-distance call operations from August 2003.

     The Government through the Telecommunications Sector Restructuring Team has approved the commencement of the new scheme for the provision of local, domestic long-distance and international telecommunication network in accordance with Telecommunications Law No. 36/1999. As stated under the agreed schedule, as of August 1 2002, TELKOM's exclusivity right for local network provider has been terminated. The exclusivity right was terminated simultaneously with the issuance of operating license for the fixed-local telecommunication network provision to Indosat on August 1, 2002.

     The meeting chaired by Coordinator Minister of Economics, attended by the Minister of Communication and representatives from other institutions which are members of the team, which are: Ministry of Finance, State Ministry for State-owned Enterprise, BAPPENAS (National Planning Agency), the President of TELKOM and the President of Indosat, General Director of Laws of the Ministry of Justice and Human Right, Chairman of KPPU (Competition Oversight Committee), and Chairman of BAPEPAM.

     The objective on the issuance of the operating license for fixed-local network provider to Indosat is to increase the penetration of telecommunication service, particularly fixed line telephone, so as to deliver more services and choice to the people.

     The termination of the exclusivity right for fixed-local network, will be implemented under the following conditions:

     1. Compensation:

       a. The Government will fully consider the interest of TELKOM and Indosat shareholders

       b. Based on TELKOM and Indosat proposal, compensation for the termination of exclusivity right shall be settled between the Government with TELKOM and the Government with Indosat.

       c.  The Government determined that:

         1) Compensation for TELKOM's termination of exclusivity right for fixed local and domestic long-distance telecommunication network shall be given in a form of an IDD and the approval of the reissuance of TELKOM's DCS 1800 license to Telkomsel.

         2) Compensation for Indosat's exclusivity rights for IDD shall be given in a form of DCS 1800, local and domestic long-distance license.

       d. To resolved difference of opinion regarding the value of the compensation, a reputable Independent Appraiser shall be appointed before November 30, 2002.

       e. The Independent Appraiser's final result is binding on TELKOM and Indosat as well as Government.

     2. During the initial stage, the operating license for fixed local network provider given to Indosat shall start from TELKOM's operational region in Jakarta and Surabaya. Subsequent stages shall be implemented in other regions in accordance with the compensation calculation and Indosat roll-out.

     3. With the operating license in the two regions above, Indosat is allowed to finalize technical matters such as system integration, in preparation for commercial operation.

     4. After November 30, 2002, Indosat's operating license for fixed-local network shall be renewed to permit national coverage based upon the result of the compensation calculation.

     5. The Government is committed to promote fair, healthy and continuing competition through a series of regulation which shall guarantee the implementation of equal treatment and equal access.

     6. During the early stage after the termination of the monopoly system, the current regulation will still be representative of the Government policy. Meanwhile, the ideal regulation for a competitive system is currently being prepared in accordance with the readiness of all telecommunications provider in Indonesia.

     7. With the end of the monopoly for local-fixed line services, the Government through the Restructuring Team shall establish a Coordinating Team on Competition Supervision which shall involve TELKOM and Indosat and KPPU (Competition Oversight Committee), in order that any emerging issues may be resolved transparently.

     The existing KSO Investors also hold licenses for providing telecommunications services in joint operation with TELKOM and to carry out their activities as foreign investment companies. See "Item 4B. Business Overview -- Regulations -- Telecom Law".

     On July 22, 2002, the Government has approved the reissuance of TELKOM's Nationwide DCS-1800 Operation License and License for Nationwide DCS-1800 Radio Frequency Spectrum Utilization to Telkomsel. The approval of the license transfer is considered as part of TELKOM's compensation for the early termination of its exclusivity right. Telkomsel shall be liable for the obligations relating to the above mentioned license.

     Telkomsel currently holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band.

     Telkomsel also holds licences from BKPM which relate to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licences from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.

     Previously, Telkomsel's license from BKPM allowed for a capacity of 3.9 million subscribers. With increased subscriber demand, Telkomsel has applied to BKPM for an increased capacity licence. On November 29, 2002, Telkomsel has received BKPM approval which allows for additional capacity within a period of three years, which three-year period may be extended by application to, and approval of, BKPM.

     TELKOM also holds licenses to provide multimedia services, which includes the provision of Internet services, cal centre services and VoIP services.

TARIFFS AND INTERCONNECTION CHARGES

     Based on Government Regulation No 52/2000 on the Operation of Telecommunications, tariffs are divided into two categories:

          - tariffs for the provision of telecommunications services; and

          - tariffs for provision of telecommunications networks.

     The type and structure for each category is as follows:

TELECOMMUNICATION OPERATION             TYPE OF TARIFF               STRUCTURE OF TARIFF
---------------------------     ------------------------------  ------------------------------
1. Telecommunication Network    a. Tariff for network lease     a. Access charge
   Provider                     b. Tariff for interconnection   b. Usage charge
                                                                c. USO charge
2. Telecommunication Service
   provider
   2.1 Fixed-line and Fixed-    a. Tariff for basic             a. Installation charge
wireless service provider        telecommunication service      b. Monthly subscription charge
                                (includes local, DLD, and IDD)  c. Usage charge
                                b. Tariff for value added       d. Additional
                                   telecommunication service    facilities/features charge
                                c. Tariff for multimedia
                                   service
   2.2 Mobile-service provider  a. Tariff for air-time
                                b. Tariff for roaming
                                c. Tariff for multimedia
                                   service

     Under the New Telecom Law, tariffs for the telecommunications networks and telecommunications services are determined by providers based on tariff category, structure and a formula set by the Government. Pursuant to MoC Decree No. 12 of 2002, the MoC determines the parameters relating to increases in tariffs for domestic fixed line telephone service including the percentage of the average tariff increase and the range for any re-balancing of the tariff structure. Telecommunications operators has the flexibility of setting the actual tariff rate structure, provided that it is within the parameters specified by and reported to the MoC.

     In practice, TELKOM differentiates between tariff rates and the actual price that it charges customers for the products and services that it provides. The MoC sets the tariff rates that represents the maximum prices that TELKOM can charge its customers. The prices can therefore be set below the tariff rate for marketing purposes, although it is more common to charge prices according to the applicable tariff rate. In this regard, TELKOM's operating divisions have authority to make adjustments to prices based on guidelines from TELKOM's management. These guidelines allows operating divisions the flexibility of adjusting prices based on among others things, specific market conditions and can result in discounts being given to customers based on volume of usage or the provision of bundled services.

  TARIFFS FOR THE PROVISION OF BASIC TELECOMMUNICATIONS SERVICES

  Domestic Fixed Line Telephone Tariffs

     Current Tariffs Effective February 1, 2002, the tariff rate structure for TELKOM's domestic fixed line telephone services is as follows (based on TELKOM's Board of Directors Decree of January 31, 2002):

             TARIFF RATE STRUCTURE EFFECTIVE FROM FEBRUARY 1, 2002:

ACCESS CHARGES(1)                         BUSINESS          RESIDENTIAL           SOCIAL
-----------------                     -----------------   ----------------   -----------------
                                            (RP.)              (RP.)               (RP.)
INSTALLATION (NO INCREASE)..........  175,000 -- 450,000  75,000 -- 295,000  50,000 -- 205,000
MONTHLY SUBSCRIPTION................   30,700 -- 46,100   16,500 -- 26,100    11,100 -- 16,500

                                                              BEGINNING FEBRUARY 1, 2002
                                                              --------------------------
                                                                PRICE
USAGE CHARGES(2)                                              PER PULSE   PULSE DURATION
----------------                                              ---------   --------------
                                                                (RP.)
LOCAL
up to 20 km.................................................     195          3 min
Over 20 km..................................................     195          2 min

                                                                 PRICE      ROUNDING TIME
                                                              PER MINUTE    BLOCK DURATION
                                                              -----------   --------------
DOMESTIC LONG DISTANCE
0-20 km.....................................................    69 -- 102       1 min
20-30 km....................................................   102 -- 136       1 min
30-200 km...................................................  327 -- 1,627      6 sec
200-500 km..................................................  463 -- 2,271      6 sec
Over 500 km.................................................  570 -- 2,842      6 sec

---------------

Notes:
(1) The range in prices is a function of differentiated prices for certain geographic categories that have different tariff levels based on certain network and socio-economic factors.
(2) Usage tariffs reflect the range of rates differentiated by time of day, Sundays and public holidays.

     Legal Basis for Tariff Structure Ministerial Decree No. 79/1995 (the "Price Cap Decree") governs tariff rates for domestic fixed line telephone service in Indonesia. According to the Price Cap Decree, tariff adjustments are determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The price cap percentage equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the "X-factor"). In determining the X-factor, the Government takes into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of subscribers to the services.

     The price cap applies to monthly subscription and local and domestic long-distance usage charges. In calculating the adjustment to these prices, each service is weighted in proportion to the contribution it made to total operating revenues from all services. The weighted average increase in prices charged for the services for any year must be equal to or less than the price cap percentage. This formula is used for tariff rebalancing on the purpose of cost alignment and forming a subsidy-free-tariff.

     Although the Price Cap Decree provides for an annual tariff review, conditions in Indonesia led to the freezing of tariffs in 2000 and 2001. In addition, in 1999, the MoC reduced the announced tariff increase of 24% to 15%, following a review by the Government and the House of Representatives.

     On January 29, 2002, the Government issued Ministerial Decree No. 12/2002 (the "Amendment to Price Cap Decree") that set an X-factor of 38.15% for year 2000 to 2002 (3 years). The maximum tariff adjustment is based on Price Cap calculation and implemented gradually. Tariff adjustment considers the cost in operating the telephony services. The decree also determined the obligation for basic telephony service provider to compensate for the tariff adjustment by:

     a. Increasing the successful call ratio

     b. Increasing quality and maintenance of damaged telephone facilities, especially public phones

     c. Increasing performance of repair handling of subscriber's phone

     On the same date, the MoC issued a letter to TELKOM (the "MOC Letter") stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002, the increase was an average of 15% with the following re-balanced structure:

     - monthly subscription charges increased by an average of 15%, with the charges for the business sector increasing from 17.62% to 17.90%; residential from 13.79% to 13.97%; and social from 4.72% to 5.10%;

     - local charges increased by 17%;

     - domestic long-distance charges increased by 13%;

     - the rate of tariff increase was calculated based on the prevailing tariff;

     - local calls for distances in excess of 30 kilometers are to be treated as "local 2" calls, i.e. (local calls for distances between 20 km and 30 km);

     - proposed increases in local single zone charges in the 021 area code (Jakarta area) are not to be implemented;

     - pulse as a unit of measure for long-distance calls to be replaced by minute as a unit of measure;

     - domestic long-distance usage tariffs in excess of 30 km are to be calculated in six-second units.

     On December 17, 2002, the Minister of Communication through letter Number.PR.304/2/4-PHB2002, in principle, approved the implementation of a tariff adjustment for Domestic Fixed Line Service for the year 2003 which among other things should: (i) implement rebalancing method; (ii) realize of the development of lines in service. The timing of the tariff adjustment will be decided upon by the MoC after adequate publicity has been given to the public.

     Prior to the Government's approval of the Tariff Adjustment for Domestic Fixed Line Service for the Year 2003, TELKOM announced its tariff adjustment that was effective beginning January 1, 2003. The tariff adjustments include a decrease of long-distance call charges of 3.97%, and an increase in local call charges of 33.33% as well as monthly subscription charge of 31.10%. The MoC has not determined the allocation of the remaining 30.49% tariff increase between 2003 and 2004.

     In response to public protest, the telephone tariff adjustment was suspended by the MoC on January 16, 2003, after consultation with the House of Representative. As a result, on January 17, 2003, the BoD of TELOM suspended the implementation of telephone tariff adjustment and set back all rates to the previous tariff (as of 1 February, 2002). There has been no indication from the regulator as to whether the telephone tariff adjustments will be re-implemented or not.

     The tariff adjustment that was suspended would have changed the tariffs as described below.

                    BREAKDOWN OF TELKOM'S TARIFF ADJUSTMENTS

                             MONTHLY SUBSCRIPTIONS:

CATEGORY                                                   PREVIOUSLY    NEW        INCREASE
--------                                                   ----------   ------   --------------
1                                                              2          3        4        5
-                                                          ----------   ------   ------   -----
                                                             (RP.)       RP.      RP.       %
Business-1...............................................    46,100     60,400   14,300   31.02
Business-2...............................................    38,500     50,500   12,000   31.17
Business-3...............................................    38,500     50,500   12,000   31.17
Business-4...............................................    30,700     40,200    9,500   30.94
Business-5...............................................    30,700     40,200    9,500   30.94
Residential-1............................................    26,100     34,200    8,100   31.03
Residential-2............................................    23,000     30,200    7,200   31.30
Residential-3............................................    23,000     30,200    7,200   31.30
Residential-4............................................    16,500     21,600    5,100   30.91
Residential-5............................................    16,500     21,600    5,100   30.91
Social-1.................................................    16,500     21,600    5,100   30.91
Social-2.................................................    13,750     18,000    4,250   30.91
Social-3.................................................    13,750     18,000    4,250   30.91
Social-4.................................................    11,100     14,600    3,500   31.53
Social-5.................................................    11,100     14,600    3,500   31.53

                                  LOCAL CALLS:
                                   PER PULSE

DISTANCE (KM)                              TIME-BAND     DURATION     PREVIOUSLY   NEW     INCREASE
-------------                             -----------   -----------   ----------   ---   -------------
1                                              2             3            4         5      6       7
-                                         -----------   -----------   ----------   ---   -----   -----
                                                                         RP.       RP.   (RP.)     %
0 -- 20.................................  00:00-09:00     3 minutes      195       260    65     33.33
                                          09:00-15:00     2 minutes      195       260    65     33.33
                                          15:00-24:00     3 minutes      195       260    65     33.33
> 20....................................  00:00-09:00     2 minutes      195       260    65     33.33
                                          09:00-15:00   1,5 minutes      195       260    65     33.33
                                          15:00-24:00     2 minutes      195       260    65     33.33

       CALLS FROM DIFFERENT AREA CODE WITH TARIFF EQUALS TO LOCAL CALLS:

DISTANCE (KM)                              TIME-BAND     DURATION     PREVIOUSLY   NEW     INCREASE
-------------                             -----------   -----------   ----------   ---   -------------
1                                              2             3            4         5      6       7
-                                         -----------   -----------   ----------   ---   -----   -----
                                                                         RP.       RP.   (RP.)     %
0 -- 20.................................  08:00-18:00      1 minute      102       135    33     32.35
                                          18:00-08:00      1 minute       69       90     21     30.43
20 -- 30................................  08:00-18:00      1 minute      136       180    44     32.35
                                          18:00-08:00      1 minute      102       135    33     32.35

                  LONG-DISTANCE CALLS PER ZONE AND TIME-BAND:

                                                 MONDAY TO SATURDAY                             SUNDAY AND PUBLIC HOLIDAY
                               ------------------------------------------------------   -----------------------------------------
DISTANCE (KM)                   TIME-BAND    DURATION   PREV.    NEW      DECREASE       TIME-BAND    PREV.   NEW     DECREASE
-------------                  -----------   --------   -----   -----   -------------   -----------   -----   ---   -------------
1                                   2           3         4       5       6       7          8          9     10     11      12
-                              -----------   --------   -----   -----   -----   -----   -----------   -----   ---   -----   -----
                                                         RP.     RP.    (RP.)     %                    RP.    RP.   (RP.)     %
30 -- 200 Km.................  06:00-07:00   1 minute     649     620    -29    -4.47   06:00-23:00     649   620    -29    -4.47
Zone-1.......................  07:00-08:00   1 minute   1,299   1,250    -49    -3.77   23:00-06:00     327   315    -12    -3.67
                               08:00-18:00   1 minute   1,627   1,560    -67    -4.12
                               18:00-20:00   1 minute   1,299   1,250    -49    -3.77
                               20:00-23:00   1 minute     649     620    -29    -4.47
                               23:00-06:00   1 minute     327     315    -12    -3.67
200 -- 500 Km................  06:00-07:00   1 minute     915     880    -35    -3.83   06:00-23:00     915   880    -35    -3.83
Zone-2.......................  07:00-08:00   1 minute   1,819   1,750    -69    -3.79   23:00-06:00     463   445    -18    -3.89
                               08:00-18:00   1 minute   2,271   2,180    -91    -4.01
                               18:00-20:00   1 minute   1,819   1,750    -69    -3.79
                               20:00-23:00   1 minute     915     880    -35    -3.83
                               23:00-06:00   1 minute     463     445    -18    -3.89
> 500 km.....................  06:00-07:00   1 minute   1,135   1,090    -45    -3.96   06:00-23:00   1,135   1,090  -45    -3.96
Zone-3.......................  07:00-08:00   1 minute   2,271   2,180    -91    -4.01   23:00-06:00     570   550    -20    -3.51
                               08:00-18:00   1 minute   2,842   2,730   -112    -3.94
                               18:00-20:00   1 minute   2,271   2,180    -91    -4.01
                               20:00-23:00   1 minute   1,135   1,090    -45    -3.96
                               23:00-06:00   1 minute     570     550    -20    -3.51

                           DOMESTIC BIROFAX SERVICES:
                             (PER PAGE OF A4 PAPER)

                                                      TEXT                       PICTURE
                                           --------------------------   --------------------------
DISTANCE (KM)                              PREVIOUSLY    NEW            PREVIOUSLY    NEW
-------------                              ----------   -----           ----------   -----
1                                              2          3       4         5          6       7
-                                          ----------   -----   -----   ----------   -----   -----
                                              RP.        RP.      %        RP.        RP.      %
0 s/d 30.................................      925      1,225   32.43     1,850      2,450   32.43
>30 s/d 200..............................    2,475      2,375   -4.04     4,950      4,750   -4.04
>200 s/d 500.............................    3,375      3,225   -4.44     6,750      6,450   -4.44
> 500....................................    4,275      4,100   -4.09     8,600      8,200   -4.65

---------------

Notes:

1. No changes for Installation Charges.
2. Local Calls from Public Phone / Coin Phone Rp.100,- per pulse (No change).
3. Local Calls from Public Phone / Phone Card Rp.200,- per pulse (No change).
4. Birofax submission charge Rp.500,- (No change).
5. Local call charge rounded per duration period refers to duration column on the local calls table.
6. Long-distance call for less than 30 Km is rounded to 60 seconds.
7. Long-distance call for more than 30 Km is rounded to 6 seconds. (Tariff for 6 seconds equals to one tenth of tariff per minute)

     Future Basis for Tariffs. As of the date of this Annual Report, the Government has not announced such amendment for the Price Cap Decree.

  Mobile Cellular Tariff

     The structure of the mobile cellular tariff consists of activation, monthly subscription and usage charges. The following table sets forth the mobile cellular tariff for postpaid services, effective February 25, 1998, as provided for under MoC Decree No. 27 of 1998:

                MOBILE CELLULAR TARIFF (MAXIMUM POSTPAID TARIFF)

Activation..................................................                    Rp.200,000
Monthly Charge (including frequency charge).................               Rp.65,000/month
Usage Charge:
  Air Time..................................................                 Rp.325/minute
  Roaming...................................................                 Rp.1,000/call
  Local Cellular Conversation...............................  50% PSTN local tariff/minute
  DLD Cellular Conversation.................................        PSTN DLD tariff/minute

     Current Government regulations allow cellular telecommunications operators to set their own tariffs, subject to the specified maximum limits set forth above. Monthly subscription charges include the fee related to the frequency usage of the outstation, while the usage charge consists of air time charge and a charge related to the type of service, for example local or direct long-distance. Prior to the amendments in 1998 to implement the current cellular tariff structure, the Government amended the cellular tariff structure in 1997 and 1994.

     Prepaid tariff rates have been set in accordance with MoC Decree No. 79 of 1998, which stipulates that the prepaid activation charge may be freely determined by the cellular operators while usage charges are limited to a maximum of 140% above the peak usage charge for postpaid services.

     The Government has announced that it intends to move towards a formula-based tariff structure for cellular services. As of the date of this Annual Report, the Government has not announced the proposed framework for such formula or details regarding any such amendment to the current cellular tariff structure.

  Leased Line Tariffs

     The following table sets forth the current leased line tariff structure, effective January 1, 1998, as provided for under MoC Decree No.
162/PR.30/MPPT-97:

                                                                     MAXIMUM TARIFF
                                                               ---------------------------
                                                                          (RP.)
INSTALLATION CHARGE
- Customer access...........................................   600,000 -- 700,000(1)
- Other operator access.....................................   900,000
MONTHLY SUBSCRIPTION CHARGE
- Analog line
  -- Local (or < 25 km).....................................   60,000 -- 250,000(2)
  -- Inter-local (> 25 km)..................................   779,400 -- 3,557,750(3)
- Digital line (speed available between 9.6 -- 140000 kbps)
  -- Local (or < 25 km).....................................   380,000 -- 172,268,000(4)
  -- Inter-local (> 25 km)..................................   1,009,850 -- 2,308,628,250(5)

---------------

Notes:
(1) Price differs by completeness in the level of installed component
(2) Price differs by user (private, other licensed operator, or government) and usage of junction
(3) Price differs by user (private, other licensed operator, or government) and distance range
(4) Price differs by user (private, other licensed operator, or government) and used speed
(5) Price differs by user (private, other licensed operator, or government), used speed, and distance range.

     Historically, the Government has determined tariffs for leased lines. The Government has reduced leased line tariffs substantially over the past five years. On January 1, 1997, the Government decreased tariffs for leased lines by an average of 52%. Leased line tariffs for other telecommunications operators and Government bodies were further reduced by up to 30% effective January 1, 1998.

     Under the Telecom Law, while tariffs for the operation of leased line services are to be contractually agreed between operators, such tariffs are required to be calculated based on a formula stipulated by the Government. As of the date of this Annual Report, the Government has not announced the proposed framework for such formula.

  VoIP Tariffs

     Pursuant to Ministerial Decree No. 23 of 2002, there are no fixed tariffs for the provision of VoIP services. Charges for VoIP services are to be set by the VoIP operator and calculated according to a cost-based approach. Subject to the general principle of using a cost-based approach, there are no limitations on the tariffs which may be charged by VoIP operators.

     TELKOM has launched it's VoIP services with a tariff of 60% and 40% of normal IDD rates for TELKOM Global-017 and TELKOM Save, respectively.

  Kiosk-phone Tariffs

     On January 16, 2002, TELKOM implemented a new tariff policy for its kiosk phone business. TELKOM changed the previous commission-based structure to a fee-based system that requires the kiosk-phone owner to pay usage fees to TELKOM. On August 7, 2002, the Government enacted a new regulation on kiosk-phone business through the MoC Decree 46/2002. Accordingly, TELKOM treats kiosk-phones as the Company's reseller for its basic telephone service, with a minimum tariff of 70% of the normal subscriber tariff.

  Tariffs for Other Services

     Currently, the operators sets tariffs for other services such as telex, telegram, value added services and multimedia services based upon cost and market price. Under the Telecom Law, tariffs for the operation of these services are to be determined by the operators, based on a formula stipulated by the Government. As of the date of this Annual Report, the Government has not announced the proposed framework for such formula.

  TARIFF FOR INTERCONNECTION AND ACCESS

     Following the passing of the Telecom Law and issuance of Government Regulation No. 52 of 2000, restructuring of the interconnection policy has been proposed. The new concept used is a "termination charge" which will be developed on a cost-based approach. As of the date of this Annual Report, the Government has not finalized regulations regarding the implementation of the proposed interconnection policy.

  Interconnection with Fixed Line (PSTN)

     The National Fundamental Technical Plan sets out the technical requirements and routing plan for interconnection of the networks of various telecommunications operators among themselves and with the Public Switched Telephone Network (PSTN). Under the National Fundamental Technical Plan, mobile and fixed cellular operators are permitted to interconnect with the PSTN for access to the PSTN and other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the PSTN. For each interconnection with the PSTN, TELKOM or the relevant KSO Unit receives the applicable interconnection charge set out in the Interconnection Decree and Decree No. 37 of 1999.

  Cellular Interconnection

     In respect of local interconnection calls between a mobile cellular network and the PSTN, TELKOM receives a share of a local interconnection call tariff amounting to 50% of the prevailing tariff for local pulse per minute. Cellular operators receive an air time charge of Rp.325 per minute.

     The existing Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for direct long-distance ("DLD") calls which originate on the PSTN, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% in cases where the entire DLD portion is carried by a mobile cellular operator and up to 85% of the tariff, in cases where the entire DLD portion is carried by the PSTN. For domestic long-distance calls that originate from a mobile cellular operator, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% where the call originates from a mobile cellular subscriber to another that transits the PSTN and the entire DLD portion is carried by a mobile cellular operator and up to 85% in cases where the entire DLD portion is carried by the PSTN and terminates at the PSTN.

     Fixed cellular networks may interconnect with the PSTN at the local exchange and the DLD network levels, and may interconnect directly with the international gateways. Currently, Ratelindo is the only fixed cellular service provider in Indonesia, apart from TELKOM and the KSO Units. Local calls between PSTN and Ratelindo's network are operated on a "sender keeps all" basis. For DLD calls that originate on Ratelindo's network and transit the PSTN, TELKOM is to receive 35% of the prevailing DLD tariff from such calls. For DLD calls that originate on the PSTN, TELKOM is to retain 65% of the revenue from such calls.

  Fixed Wireline Interconnection

     Since September 1, 1998, TELKOM has been receiving a share of Batam Bintan Telekomunikasi's ("BBT") revenue for each successful call that interconnects with the PSTN. Under the interconnection agreement, TELKOM is to receive 75% of the prevailing DLD tariff for DLD calls that originate and terminate at the PSTN. For local interconnection calls, revenues are shared on a "sender keeps all" basis. For calls originating from BBT and terminating at a mobile cellular network and vice versa which transit through the PSTN, TELKOM is to receive 50% of the local interconnection call tariff which amounts to 50% of the prevailing tariff for local pulse per minute for local calls and 60% of the prevailing DLD tariff for DLD calls. For DLD calls that originate from BBT terminating at a fixed cellular network which transit through the PSTN, TELKOM is to receive 50% of the prevailing DLD tariff. In addition, BBT is to receive 50% of TELKOM's interconnection revenue (access and usage), for all incoming and outgoing international calls from and to BBT that transit through TELKOM's network.

  International Interconnection

     Interconnection for international calls consists of access charges, usage charges and charges for Universal Service Obligation (USO). The following table sets forth the international interconnection tariff from the PSTN, effective as of December 1, 1998, pursuant to Ministerial Decree No. 37 of 1999:

DESCRIPTION                                                               TARIFF
-----------                                                    -----------------------------
Access Charge...............................................   Rp.850/successful call
Usage Charge................................................   Rp.550/successful paid minute
USO.........................................................   Rp.750/successful call

  Local Fixed Line Interconnection with Indosat

     In line with the new duopoly system, since August 2002, Indosat has been granted the right to provide local fixed line services. As a result, TELKOM must provide interconnection services to Indosat as a new entrant. In September 2002, TELKOM and Indosat signed an agreement for local fixed line interconnection, with the tariff for local interconnection being Rp57 per minute.

  Satellite Phone Interconnection

     Since the fourth quarter of 2001, TELKOM has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection of calls between TELKOM and PSN, TELKOM receives Rp.800/minute for network charges and an additional Rp.300/minute if the call originates from TELKOM, as an originating fee.

  VoIP Interconnection

     Pursuant to Ministerial Decree No. 23 of 2002, access charges and network lease charges for the provision of VoIP services are to be agreed between the network operator and the VoIP provider. TELKOM will receive connection fees for calls that originate and terminate on TELKOM's network. TELKOM and some VoIP providers have signed an agreement on VoIP interconnection using a cost based method as follows:

     - Originating local = Rp.240 per minute

     - Terminating local = Rp.240 per minute

     - Transit divided into 3 zones = Rp.525 per minute (zone-1), Rp.870 per minute (zone 2) and Rp.1170 per minute (zone 3).

     Under Ministerial Decree No. 23 of 2002, a clearing house will be established for the purpose of any kind of interconnection calculation in order to determine any financial rights and obligations among network operators and VoIP providers.

C.  BUSINESS AND ORGANIZATIONAL STRUCTURE

BUSINESS STRUCTURE

     During 2002, TELKOM restructured its business portfolio into 7 (seven) business groups that are classified based upon its significant role, prospects and financial contribution. The 7 (seven) business groups are:

NO.         BUSINESS GROUP                   NATURE OF BUSINESS                   BUSINESS TYPE
---  -----------------------------   -----------------------------------   ----------------------------
1.   Core Businesses..............   -- the largest financial              Fixed-line business
                                        contributor
                                     -- stable potential growth
2.   Growth Businesses............   -- high potential growth              Mobile business (GSM/DCS)
3.   Platform Businesses..........   -- provide support-technology for     Multimedia and other
                                        core and growth business groups.   convergence business
                                                                           technology
                                                                           (telecommunication,
                                                                           information, media and
                                                                           electronic)
4.   Ballast Businesses...........   -- negative financial contributor     Non GSM Mobile Business
                                        due to of obsolescence of          (AMPS-Mobile, NMT-450)
                                        technology
5.   Support Businesses...........   -- provide individual and             Research & Development,
                                        organizational capability          Training, Information
                                        support                            System, Construction,
                                                                           Maintenance Service,
                                                                           Management Consulting,
                                                                           Career Development Support.
6.   Distribution Chanels.........   -- as insource in customer-           Enterprise Service, Carrier
                                        relationship for core business     and Interconnection Service.
                                        group with customer based
                                        organization
7.   New Businesses...............   -- new potential businesses that      Cable TV, Calling Card.
                                        the company enters into
                                     -- Influenced by the changing of
                                        business environment.

     The seven business groups are classified into four types of business units namely: (i) division, which refers to a stand alone business unit responsible for operation of core, growth and platform business; (ii) business project, which refers to a temporary unit business unit (incubator) set up to prepare new businesses that TELKOM is planning to enter. Such temporary business unit have a specific purpose and is set up for a limited time only; (iii) center, which provides operational and business support for other businesses; and (iv) associated companies, which are responsible for the growth of, and provide a platform for other business unit.

     The following diagram illustrates TELKOM's current business structure:

                              (BUSINESS STRUCTURE)
---------------

* Consolidated as of December 31, 2002

     Currently, the Company has seven regional divisions, a network division, which provides domestic long-distance interconnection services through the operations of TELKOM's nationwide backbone network, a multimedia division, which provides multimedia, Internet and data communications related services, and several business support units. Each of the seven regional divisions, the network division, the multimedia division, and the fixed wireless division are operating divisions that function under a separate decentralized management team and as a separate profit center. As part of the Corporate Business Restructuring and Reorganization program, TELKOM also merged it's B2B and VoIP business project unit into Multimedia Divisions, while two other business project, namely, Intelligent Network and International (IDD and international network provider) business project, are merged into the Long-Distance Division. Its business support divisions provide various supporting services to its operating divisions, including information technology, training, property, construction, repair, research and development. TELKOM also primarily provides its mobile cellular services through Telkomsel and its cable television service through Indonusa.

INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES

     As of December 31, 2002, TELKOM had ownership interests in 18 companies. Net income from subsidiaries, net of minority interest, amounted to Rp.2,159.1 billion (US$242.2 million), while associated companies contributed Rp.62.5 billion (US$7.0 million).

     The following table sets forth TELKOM's ownership interest in companies as of December 31, 2002. TELKOM's ownership interests in associated companies may be increased or diluted as a result of TELKOM's planned restructuring of its ownership interests in these companies.

                                         TELKOM'S
COMPANY                                  OWNERSHIP             BUSINESS OPERATIONS
-------                                  ---------   ---------------------------------------
                                            (%)
Percentage of ownership more than 50%:
  PT Dayamitra Telekomunikasi
     ("Dayamitra").....................    90.32     Telecommunications (KSO-VI Kalimantan)
  PT Graha Sarana Duta ("GSD").........    99.99     Real estate, construction and services
  PT Indonusa Telemedia ("Indonusa")...    57.50     Multimedia (Pay TV, internet)
  PT Infomedia Nusantara
     ("Infomedia").....................    51.00     Telecommunications information services
  PT Telekomunikasi Selular
     ("Telkomsel").....................    65.00     Telecommunications (GSM cellular)
  PT Telekomindo Selular Raya
     ("Telesera")......................   100.00     Telecommunications (AMPS cellular)
Percentage of ownership between 20% to
  50%
  PT Napsindo Primatel Internasional
     ("Napsindo")(1)...................    32.00     Network Access Point
  PT Citra Sari Makmur ("CSM").........    25.00     VSAT and consulting services
  PT Komunikasi Selular Indonesia
     ("Komselindo")....................    14.20     Telecommunications (AMPS cellular)
  PT Menara Jakarta....................    20.00     Infrastructure for multimedia services
  PT Metro Selular Nusantara
     ("Metrosel")......................    20.17     Telecommunications (AMPS cellular)
  PT Mobile Selular Indonesia
     ("Mobisel").......................    25.00     Telecommunications (NMT-450 cellular)
  PT Multimedia Nusantara ("Metra")....    31.00     Multimedia
  PT Pasifik Satelit Nusantara
     ("PSN")...........................    22.57     Satellite transponder and
                                                     communications
  PT Patra Telekomunikasi Indonesia
     ("Patrakom")......................    30.00     Petroleum industry satellite
                                                     communications services
  PT Pramindo Ikat Nusantara
     ("Pramindo")......................    30.00     Telecommunications (KSO-I Sumatra)

                                         TELKOM'S
COMPANY                                  OWNERSHIP             BUSINESS OPERATIONS
-------                                  ---------   ---------------------------------------
                                            (%)
Percentage of ownership less than 20%
  PT Batam Bintan Telekomunikasi
     ("BBT")...........................     5.00     Telecommunications (in Batam and Bintan
                                                     islands)
  PT Pembangunan Telekomunikasi
     Indonesia ("Bangtelindo").........     3.18     Construction and consulting of
                                                     telecommunications facilities
  Medianusa Pte. Ltd.(2)...............     9.44     Sales agent of advertiser for telephone
                                                     directory
  PT Radio Telekomunikasi Indonesia
     ("Ratelindo").....................       --     Domestic fixed wireless network
                                                     provider
New associated company
PT Pro Infokom Indonesia ("PII")(3)....    51.00     B2B (e-Government)

---------------

(1) By the end of January 2003, the ownership in Napsindo increase to 60%
(2) Medianusa is an associated company of Infomedia Nusantara
(3) PT Pro Infokom Indonesia ("PII") was established on January 29, 2003, in Jakarta, Indonesia. The shareholders of PII are TELKOM (51%), PT Perusahaan Listrik Negara (25%) and PT Prima Infokom Indonesia (24%).

  CONSOLIDATED COMPANIES

  PT Graha Sarana Duta ("GSD")

     TELKOM acquired 100% ownership of GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta in April 2001. GSD is engaged in construction and real estate services,. In order to comply with Law No. 1 of 1995 regarding Limited Liability Companies which requires a minimum two shareholders to maintain the status of a Limited Liability Company, on November 28, 2001, TELKOM sold 0.01% of its share ownership in GSD to a related party, Bambang Suselo, the Chairman of GSD's Board of Commissioners.

  PT Dayamitra Telekomunikasi ("Dayamitra")

     Dayamitra is TELKOM's KSO partner operating in Regional Division VI Kalimantan. Following the acquisition of ownership interest from Cable & Wireless plc, PT Intidaya Sistelindomitra and PT Mitracipta Sarananusa, TELKOM currently holds 90.32%, while TM Communications (HK) Ltd. holds a 9.68% ownership interest. "See Item 4. Information on the Company -- Business Overview -- Partnership Arrangements and Joint Ventures -- Joint Operating Scheme (KSO) -- Issues and Developments Relating to the KSO Investors and KSO Units".

  PT Telekomunikasi Selular ("Telkomsel")

     Telkomsel was officially incorporated in May 1995 and provides GSM cellular service in Indonesia, with the option of postpaid and prepaid service, as well as a variety of value added services such as automated telephone information service, cellular banking and SMS. "See Item 4. Business Overview -- Main Product and Services".

     On April 3, 2002, TELKOM and Telkomsel entered into an agreement for the sale and purchase of TELKOM's assets relating to TELKOM's DCS 1800 mobile cellular business operated through its TELKOMMobile unit (the "TELKOMMobile Unit"). Under the agreement, TELKOM has agreed to, for a consideration of approximately Rp. 139.7 billion transfer the TELKOMMobile Assets and Contracts to Telkomsel.

     On July 22, 2002, the Government approved the reissuance of TELKOM's Nationwide DCS-1800 Operation License and License for Nationwide DCS-1800 Radio Frequency Spectrum Utilization to Telkomsel. The approval of the license reissuance will be considered as part of TELKOM's compensation for the early termination of its exclusivity right. Telkomsel shall be liable for the obligations relating to the above mentioned license. Upon transfer of the DCS 1800 license, Telkomsel received an additional 15 MHz of Radio frequency bandwidth in the 1800 MHz band to operate a DCS 1800 nationwide mobile cellular network to further strengthen its operation, and in particular, its ability to operate a dual band network and enhance Telkomsel competitive position. See "Item 4. Business Overview -- Business Strategy -- Capitalized Wireless & Multimedia Business".

     On July 30, 2002, TELKOM completed the Sales and Purchase Agreement to sell 12.72% of the Company's share in Telkomsel to SingTel Mobile for US$429 million. As a result of this transaction, currently TELKOM's ownership is 65% while SingTel Mobile's ownership of Telkomsel is 35%.

  PT Indonusa Telemedia ("Indonusa")

     Indonusa was officially incorporated in May 1997. Indonusa is principally engaged in the operation and provision of multimedia broadband services using both Hybrid Fiber Coaxial (HFC) and satellite (DTH = Direct to Home) network. It is currently owned by TELKOM (57.5%), PT Rajawali Citra Televisi Indonesia (32.86%), PT Datakom Asia (5.36%), and PT Megacell Media (4.28%).

     Indonusa has operated Pay TV services in several major cities in Indonesia using the brand name "TELKOM Vision" since 1999. As of December 31, 2002, Indonusa had a total of approximately 10,040 unit subscribers, 71.5% of whom were residential subscribers, 26.7% apartment and hotel subscribers, and 1.8% office subscribers. The average capital expenditure per home pass is approximately US$155.

  PT Infomedia Nusantara ("Infomedia")

     TELKOM's stake in Infomedia (previously known as "Elnusa Yellow Pages") was initially acquired in September 1995 by applying the royalties earned from Infomedia to the subscription price of the shares. TELKOM earns a royalty under a cooperation agreement with Infomedia on publishing telephone directories. Infomedia is engaged in providing telecommunications information and other information services in the form of printed and electronic media. Since October 7, 1999, TELKOM has held a 51% equity interest in Infomedia, while PT Elnusa Tbk has held a 49% interest. Infomedia is incorporated in Indonesia.

  PT Pramindo Ikat Nusantara ("Pramindo")

     Pramindo is TELKOM's KSO partner operating in Regional Division I Sumatra. On August 15, 2002, TELKOM completed the initial closing for acquisition of 30% shares of PIN, TELKOM's KSO partner in Division I Sumatra. The initial closing is.part of the agreement to acquire 100% of Pramindo in three stages. Under the agreement, TELKOM is expected to acquire a further 15% of the shares of Pramindo on September 30, 2003, and the remaining 55% of the shares of Pramindo on December 31, 2004. "See Item 4. Information on the Company -- Business
Overview -- Partnership Arrangements and Joint Ventures -- Joint Operating Scheme (KSO) -- Issues and Developments Relating to the KSO Investors and KSO Units"

  ASSOCIATED COMPANIES

  PT Telekomindo Selular Raya ("Telesera")

     TELKOM increased its ownership interest in Telesera to 100% by acquiring 30.23% of Telesera shares from TELKOM Pension Fund on September 29, 2002. Telesera provides AMPS cellular networks in Bali, Kalimantan and Southern Sumatra and had a total of 9,671 subscribers as of December 31, 2002. Notwithstanding the 100.00% equity interest, Telesera's financial statements is not consolidated due to

TELKOM's control over Telesera is expected to be temporary. The management has completed the valuation process and is currently in the process of negotiating the sale of Telesera.

  PT Komunikasi Selular Indonesia ("Komselindo")

     Komselindo was established in November 1995 by TELKOM (35%) and PT Elektrindo Nusantara ("Elektrindo") (65%) to operate an AMPS mobile cellular network which was previously operated pursuant to a revenue sharing arrangement between TELKOM and Elektrindo.

     In March 2002, Komselindo submitted a request to postpone debt settlement to Commercial Court. Commercial Court in Central Jakarta State Court through its decision No 02/PKPU/2002/ PN.NIAGA/JKT.PST dated May 2, 2002 granted Komselindo to postpone its debt settlement for the period of six months after the date of decision. On June 4, 2002, Komselindo proposed a settlement plan to its creditors for debt restructuring through debt to equity with conversion debt amounted to Rp117.304 million and US$171.323.044. The debt conversion also included Komselindo liabilities to the Company amounted to Rp19.397 million. The plan is approved by the creditors through the Restructuring and Settlement Agreement dated August 30, 2002. On August 30, 2002 Komselindo's shareholders through Extra Ordinary Shareholders Meeting approved equity call for debt restructuring which is included in the Settlement Agreement and the Termination and Release Agreement dated August 30, 2002. The Company released and waived the pre-emptive right to subscribe newly issued shares. It resulted the dilution of Company's ownership in Komselindo to 14.20%.

     Komselindo had a total of 35,637 subscribers in Jakarta, Bandung, Medan, Manado and Ujung Pandang areas as of December 31, 2002. TELKOM has decided to divest its ownership in Komselindo and is in the process negotiating with a certain potential purchaser.

  PT Napsindo Primatel Internasional("Napsindo")

     Napsindo was established on October 30, 1998. Napsindo's primary business is Network Access Point (NAP) for Internet Traffic Consolidation in Indonesia. On January 8, 2003 TELKOM increase the ownership by acquiring 28% interest from other shareholder parties (PT Info Asia Sukses Mandiri) therefor ownership goes to 60%.

  PT Multimedia Nusantara ("Metra")

     Metra established in May 1997, provides pay television and multimedia telecommunications services. Metra is currently owned by TELKOM (31%), Indosat Mega Media (15%), TVRI Foundation (5%), and Indocitra Grahabawana (49%). As Indosat Mega Media is a subsidiary of Indosat, there exists a cross-ownership in Multimedia. TELKOM intend to increase its ownership to become a single majority in Metra through a swap agreement with Indocitra. See "Item 6. Information on Associated Companies -- Menara Jakarta".

  PT Patra Telekomunikasi Indonesia ("Patrakom")

     Patrakom was established in September 1995 and is currently owned by TELKOM (30%), Indosat (10%), Elnusa (40%), and Tanjung Mustika (20%). Patrakom provides satellite communication and related services and facilities to the petroleum industry. Following a continuous process of evaluation and restructuring by TELKOM of the status of its affiliates, as well as the government policy to eliminate cross-ownership between TELKOM and Indosat. Currently, TELKOM is in the process of negotiation with other shareholders regarding a possible decrease or increase of ownership in Patrakom.

  PT Mobile Selular Indonesia("Mobisel")

     Mobisel was established in November 1995 by TELKOM (25%), TELKOM's Pension Fund (5%) and PT Rajasa Hazanah Perkasa ("Rajasa") (70%). As result of the conditional debt equity swap transaction, Mobisel's shares as of December 31, 2002, are held by TELKOM (4.92%), Rajasa (2.84%), Dapentel (0.2%), Deltona SD (3.37%), PT Gelora Bhakti (0.3%), Brighton Corp. (23.82%), and Nissho Iwai Corp. (19.56%), while INQUAM and Astratel are ongoing process of negotiation to acquire 53% of ownership. See "Item 5. Material Contractual and Obligation-Mobisel".

     Mobisel currently provides NMT-450 services formerly provided by TELKOM and Rajasa pursuant to a PBH in Java, Bali, Lombok, Sumatra and Lampung. Mobisel is in the process of negotiating a new strategic partnership with INQUAM to inject capital and CDMA-450 technology. As at December 31, 2002, Mobisel had approximately 6,823 subscribers. TELKOM has decided to divest its ownership in Mobisel and is in the process of identifying purchasers for its existing stake.

  PT Citra Sari Makmur ("CSM")

     CSM was established in February 1996 and is currently owned by TELKOM (25%), Subagio W. (38.29%), and Bell Atlantic Indonesia Inc. (36.71%). CSM is incorporated in Indonesia and provides consultancy services relating to VSAT applications and other telecommunications technology and related facilities. TELKOM intends to divest its ownership in CSM.

  PT Pasifik Satelit Nusantara ("PSN")

     PSN was established in July 1991 and is currently owned by TELKOM (22.57%), Elektrindo Nusantara (21.12%), Skaisnetindo Teknotama (8.66%), Primaupaya Lintasswara (7.71%), Hughes Space and Communications International (7.23%), Telesat Canada (7.23%), and others (25.48%) (including holders of ADSs who own 19.68% of PSN). PSN provides satellite-based communication services to countries within the Asia Pacific region. As at December 31, 2002, PSN had approximately 20,000 mobile satellite subscribers. PSN conducted an initial public offering of its common stock on NASDAQ in June 1996, but was delisted on November 6, 2001 due its failure to meet certain Nasdaq National Market Listing requirement.

     Currently TELKOM is in the process of negotiation with other shareholders regarding a possible increase of ownership in PSN to develop a retail satellite based service. However, if the negotiations fail to reach an agreement, TELKOM will also consider the possibility of selling its 22.5% ownership in the Company.

  PT Metro Selular Nusantatra ("Metrosel")

     Metrosel was established in November 1995 and is currently owned by TELKOM (20.17%), PT Centralindo Panca Sakti ("CPS") (37.03%), Asia Link (35%), TELKOM's Pension Fund (3%) and others (4.8%). Metrosel provides the AMPS services previously provided by TELKOM and CPS pursuant to a revenue sharing arrangement in Central and East Java. TELKOM transferred the switching operations of this PBH to Metrosel in 1996 as payment for the purchase price of its equity interest in the company. As at December 31, 2002, Metrosel had a total of approximately 56,196 subscribers. TELKOM has decided to divest its ownership in Metrosel and is in the process negotiating with a certain potential buyer.

  PT Menara Jakarta ("MJ")

     MJ was established in November 1996 and is currently owned by TELKOM (21.34%), PT Indocitra Grahabawana ("Indocitra") (54.43%), PT Indosat Mega Media (21.34%), and Yayasan Televisi Republik Indonesia (2.88%). MJ planned to construct and operate building towers and related telecommunications facilities. Since 1999, MJ has terminated its construction projects, pending improvement in the economic and social situation in Indonesia.

     TELKOM plans to divest its 21.34% ownership in MJ to Indocitra through a swap-share transaction for exchange of Indocitra's 49% equity interest in Metra.

  PT Batam Bintan Telekomunikasi ("BBT")

     BBT was established in June 1996 and is currently owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides telephony fixed line telecommunications services at Batamindo Industrial Park at Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands. As at December 31, 2002, BBT had approximately 2,635 subscribers.

  PT Bangtelindo("Bangtelindo")

     Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are TELKOM (3.18%), TELKOM's Pension Fund (82%), and others (14.82%). Bangtelindo's primary business is providing consultancy services on the installation and maintenance of telecommunications facilities.

  PT Pro Infokom Indonesia ("PII")

     PII was established on January 29, 2003, in Jakarta, Indonesia. The shareholders of PII are TELKOM (51%), PT Perusahaan Listrik Negara, through its subsidiary, PT ICON+ (25%) and PT Prima Infokom Indonesia (24%). PII was established to develop a national information network system as the backbone for the development of the Indonesian e-Government. PII will act as a service provider that manages the Government Secure Intranet and Government Information Center management where all government institutions, including state-owned companies, will be expected to take advantage of this network. PII will work together with Korea Telecom Consortium ("KTC"), which will provide financial support, while Korea Telecom ("KT") will provide technical support. KT may plan to acquire a portion of PT Prima Infokom Indoneia's equity interest in PII.

  PT Radio Telekomunikasi Indonesia ("Ratelindo")

     On March 28,2002, TELKOM and CMA Fund Management Ltd., have signed a Sale and Purchase Agreement for the sale of TELKOM's 12.86% share ownership in Ratelindo to CMA Fund Management Ltd. for Rp.14 billion including taxes. TELKOM no longer holds any ownership interest in Ratelindo.

  Medianusa Pte. Ltd. ("Medianusa")

     Medianusa is an associated company of Infomedia, a subsidiary of TELKOM. Medianusa is incorporated in Singapore. It's principal business is to act as a sales agent, in promoting to advertisers for telephone directories.

ORGANIZATIONAL STRUCTURE

     In order to anticipate the changes in its business environment such as technology convergence, deregulation, the demand changes on telecommunication network and services, TELKOM has restructured its organization. The objectives of the restructuring are to move towards a customer centric model.

     The following diagram illustrates the organizational structure of the Company management:

                         COMPANY ORGANIZATION STRUCTURE

                       [CHART OF ORGANIZATION STRUCTURE]

D.  PROPERTY, PLANTS AND EQUIPMENT

     TELKOM, excluding its subsidiaries, currently owns approximately 3,000 properties. TELKOM holds certificated titles for the majority of its real property and has submitted or is in the process of submitting the relevant applications for the remainder. Title to real property in Indonesia is generally subject to restrictions in time or purpose of use. TELKOM's title to its real property ranges from 10 years with extensions of up to 20 years. Title to certain pieces of real property is unlimited in time if used solely for the purposes of conducting telecommunications operations.

     In addition, TELKOM also leases certain real property, commonly from state-owned companies under the purview of the Ministry of Forestry. Most of TELKOM's real property is used as sites that host network equipment of various kinds for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. TELKOM holds registered titles for the majority of its real property and has submitted or is in the process of submitting the relevant applications for the remainder. None of TELKOM's properties are mortgaged or otherwise encumbered. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of TELKOM for the three years ended December 31, 2000, 2001 and 2002 included elsewhere in this Annual Report. These financial statements were prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See Notes 57 through 59 to the consolidated financial statements for U.S. GAAP Reconciliation.

A.  OPERATING RESULTS

OVERVIEW

     TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services, through its majority owned subsidiary Telkomsel. TELKOM's objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. At December 31, 2002, TELKOM had approximately 7.75 million fixed lines in service and Telkomsel had approximately 6.01 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, Internet and data communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

     The Company believes that the Indonesian economic and industry factors that have materially affected TELKOM, as well as the environment in which it operates during the three-year period from 2000 to 2002 include (i) economic situation in Indonesia; and (ii) limited increases in tariffs.

  ECONOMIC SITUATION IN INDONESIA

     TELKOM has been significantly affected by a severe economic crisis that Indonesia has experienced since the second half of 1997. As a result of the crisis, the Rupiah has depreciated significantly and has experienced periods of significant volatility. From August 1997 to mid 1998, the month-end value of the Rupiah relative to the U.S. Dollar declined from approximately Rp.2,600 per U.S. Dollar to a low of Rp.15,000 per U.S. Dollar. As of March 14, 2003, the Bank Indonesia's middle exchange rate was Rp.8,910 per US$1.00. Indonesia has also experienced higher rates of inflation and interest rates in recent years. For the years ended December 31, 2000, 2001 and 2002 the annual inflation rate was 9.35%, 12.55% and 10.03%, respectively, while the interest rate on a one-month Bank Indonesia Certificate (SBI) at December 31, 2000, 2001 and 2002 was 14.53%, 17.62% and 12.93%, respectively. At March 14, 2003, the interest rate on a one-month Bank Indonesia Certificate (SBI) was 11.58%. See "Investment Considerations -- Indonesian economic and political risk", "Investment Considerations -- Currency exchange risk" and "Exchange Rates".

  LIMITED INCREASES IN TARIFFS

     Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The price cap percentage equals to the Indonesian Consumer Price Index for the preceding year minus an efficiency factor. Although the regulations provide for an annual tariff review and adjustment, economic conditions in Indonesia led to tariffs being frozen in 2000 and 2001. The MoC has not increased these maximum limits since 1998.

     On January 29, 2002, The Minister of Communication announced a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years from 2002 to 2004. For the year 2002, the first tariff increase with an average 15% increase has been implemented. For 2003 the timing for the implementation of the second tariff increase is being reviewed by the government, although TELKOM has announced the new tariff increase with rebalanced structure. See "Regulation of the Indonesian Telecommunications Industry, Tariffs and Interconnection Charges -- Tariffs and Interconnection Charges".

  CHANGES IN TELKOM'S REVENUE CLASSIFICATIONS

     For the year ended 2002, TELKOM has reclassified its revenue to eight major revenue streams along with the company's business progress, namely fixed phone, mobile phone, revenue under JOS (KSO), interconnection, network, data and Internet, revenue sharing arrangement, and others. For the purpose of comparability, TELKOM has also presented the previous years figures in the same items as the 2002 presentation.

  SALE TRANSACTION OF 12.72% EQUITY INTEREST IN TELKOMSEL TO SINGTEL

     On July 30, 2002, TELKOM completed the sale of 12.72% in Telkomsel to Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") resulting in TELKOM reducing its ownership in Telkomsel to 65%, while SingTel increased its ownership up to 35%. TELKOM received US$429 million in cash for the sale. As of result, TELKOM booked an accounting gain of Rp.3,196,381 million related to the transaction, which was calculated as the difference between transaction value over the book value of equity in Telkomsel. The real pre-tax gain of its transaction was Rp.30,295 million which came from the difference between the selling and the acquisition cost. As a consequence, TELKOM also booked a 30% tax from the real gain.

     As summary, the calculation are as follow:

    -  Tax calculation
       Selling price = US$429 million x Rp.9,205 (exchange rate)    =   Rp.3,948,945 million
       Acquisition cost = 12.72%/35% x US$945 million x
          Rp.11,410                                                 =   Rp.3,918,650 million
                                                                        --------------------
       Real gain for tax purposes                                       Rp.   30,295 million
                                                                        ====================
    -  Net Accounting Gain calculation
       -- Transaction amount = US$429 millions which is
           equivalent to                                            =   Rp.3,948,945 million
       -- Book value of 12.72% equity                               =   Rp.  752,564 million
                                                                        --------------------
       -- Accounting gain                                               Rp.3,196,381 million
       -- Tax (30% X Rp.30,295 million)                             =   Rp.    9,088 million
                                                                        --------------------
       -- Net accounting gain                                           Rp.3,187,292 million
                                                                        ====================

RECENT DEVELOPMENTS

     From December 31, 2002 to the date of this report, a number of developments have occurred or may (occur), in the future that could have a material impact on TELKOM's results of operations and financial condition. These developments include: (i) postponement of domestic fixed line tariff increases for 2003; (ii) the progress of the Company's early retirement program; (iii) establishment of new company of PT Pro Infokom Indonesia (iv) Signed Master of Procurement with Motorola.

  POSTPONEMENT OF DOMESTIC FIXED LINE TARIFF INCREASES IN 2003

     Prior to the Government's approval of the Tariff Adjustment for Domestic Fixed Line Service for the Year 2003, TELKOM's implemented a tariff adjustment that was to be effective beginning January 1, 2003. The tariff adjustments include a decrease in long-distance call charges of 3.97%, and an increase in local call charge of 33.33%, as well as in the monthly subscription charge of 31.10%. However, in light of public protests towards the government policy of tariff increase for several public utilities such as fuel, electricity and telephone, the Minister of Communication through letter No. PR.304/1/1-PHB2003, dated January 16th, 2003, requested TELKOM as a Domestic Fixed Line Service Operator to postpone the implementation of tariff adjustment for Domestic Fixed Line Service.

  THE PROGRESS OF THE COMPANY'S EARLY RETIREMENT PROGRAM

     On March 2002, TELKOM implemented a voluntary early retirement program for 2,288 employees. TELKOM continued a voluntary early retirement program for approximately 2,377 employees on March 31, 2003. TELKOM expects that an aggregate of approximately 7,000 employees will take early retirement over the three-year period from 2002 to 2004. In 2002, TELKOM has accrued Rp.906 billion

(US$101.6 million) for costs associated with its early retirement program in 2003. The following early retirement program will be implemented depending on the Company's cash availability.

BASIS OF PRESENTATION

  CONSOLIDATION OF TELKOM'S FINANCIAL STATEMENTS

     TELKOM consolidates its financial statements and those of subsidiaries in which TELKOM has direct ownership interest of more than 50% or significantly controls the subsidiaries.

     TELKOM consolidates Pramindo's financial statements into its financial statements, even though TELKOM holds only a 30% interest, because TELKOM has full control over the management of Pramindo pursuant to the Conditional Sale and Purchase Agreement with the other shareholders of Pramindo.

     See Note 2b to the consolidated financial statements. Unless otherwise noted, all figures presented in this discussion and analysis are presented on a consolidated basis and have been restated as noted.

  FOREIGN EXCHANGE TRANSLATIONS

     In the consolidated financial statements, the exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buying and selling rates published by Reuters in 2002 and Bridge Telerate in 2001. The buying and selling rates, applied respectively to monetary assets and liabilities, were Rp.10,400 and Rp.10,450 to U.S.$1.00 as of December 31, 2001, and Rp.8,940 and Rp.8,960 to U.S.$1.00 as of December 31, 2002. These
rates differ from the rates used for convenience translations in this Annual Report, including in the tables appearing in the discussion and analysis below. See Note 2d and 3 to the consolidated financial statements and "Presentation of Information".

     The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,913 to US$ 1 published by Reuters on March 14, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollars at this or any other rate of exchange.

TELKOM'S OPERATING REVENUES

     The following table sets out TELKOM's operating revenues, itemized according to main products and services, for the three years 2000 through 2002, with each item also expressed as a percentage of operating revenues:

                                                                  YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------------------------------
                                           2000                    2001                    2002                2002
                                   ---------------------   ---------------------   ---------------------   -------------
                                   RP. (BILLION)     %     RP. (BILLION)     %     RP. (BILLION)     %     US$ (MILLION)
OPERATING REVENUES
Telephone
  Fixed lines....................     5,177.9       42.8      6,415.1       39.8      8,327.4       38.9        934.3
  Cellular.......................     2,890.0       23.9      4,708.0       29.2      6,226.8       29.1        698.6
Revenue under Joint Operation
  Scheme.........................     2,267.2       18.7      2,219.6       13.8      1,637.8        7.7        183.8
Interconnection revenues.........       981.0        8.1      1,387.4        8.6      3,025.9       14.1        339.5
Data and Internet................       107.9        0.9        673.2        4.2      1,571.5        7.3        176.3
Network..........................       340.0        2.8        414.9        2.5        326.4        1.5         36.6
Revenue sharing arrangement......       308.4        2.5        265.2        1.6        280.1        1.3         31.4
Other telecommunications
  services.......................        39.6        0.4         47.4        0.3          3.8        0.1          0.4
                                     --------      -----     --------      -----     --------      -----      -------
         Total Operating
           Revenues..............    12,112.0      100.0     16,130.8      100.0     21,399.7      100.0      2,400.9
                                     ========      =====     ========      =====     ========      =====      =======

     The Company's exclusive right to provide domestic local service was terminated in August 1, 2002, while that for domestic long-distance and long-distance service will be terminated on August 31, 2003. As a result, new competitors will likely enter into the market. The Company expects that revenue from providing interconnection services to these new entrants will increase and its market share of fixed line services will decrease in the future because of the liberalization of the market. The Company expects to receive an operational license to provide IDD business in August 2003.

  FIXED LINE TELEPHONE REVENUES

     The components of fixed line revenues are local and domestic long-distance usage charges, monthly subscription charges, installation charges, phone-kiosks, phone cards and others.

     Local and domestic long-distance usage, and monthly subscription charges are determined by telecommunications operators based on a formula set by the Government that determines maximum tariff levels. The maximum tariff levels apply uniformly throughout Indonesia. TELKOM's monthly subscription charges are based on a uniform schedule of charges that vary according to type of user and the type of services provided. Local and domestic long-distance usage charges vary depending on the distance called, duration, and time band, while installation charges, phone cards and other services charges are set by individual operators. See "-- Overview -- Industry and Economic
Factors -- Limited Increases in Tariffs".

     Most fixed line revenues are recognized as services as provided, except the installation charges are recognized as revenue when a fixed line (referred to as an "installation" into the consolidated financial statements) is placed in service. Revenues from phone cards are recognized as the stored value is used by the purchasers.

     Fixed line telephone revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                        2000                   2001                   2002               2002
                                --------------------   --------------------   --------------------   -------------
                                RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
FIXED LINE TELEPHONE REVENUES
Local and domestic
  long-distance usage.........     4,097.1      33.9      5,225.7      32.4      6,337.4      29.7       711.1
Monthly subscription
  charges.....................       887.4       7.3        997.6       6.2      1,649.6       7.7       185.1
Installation charges..........        75.4       0.6         98.0       0.6        166.7       0.8        18.7
Phone cards...................        34.4       0.3         25.5       0.2         54.7       0.2         6.1
Others........................        83.6       0.7         68.3       0.4        119.0       1.5        13.3
                                   -------      ----      -------      ----      -------      ----       -----
  Total.......................     5,177.9      42.7      6,415.1      39.8      8,327.4      38.9       934.3
                                   =======      ====      =======      ====      =======      ====       =====

  CELLULAR TELEPHONE REVENUES

     The main components of cellular telephone revenues in 2002 were air time charges and monthly subscription charges, which totalled Rp.5,453.6 billion (US$611.9 million) and Rp.593.3 billion (US$66.6 million), respectively. Cellular telephone revenues also include features and connection fee charges.

     Air time charges and monthly subscription charges are determined by telecommunications operators based on maximum tariff levels fixed by the Government. The maximum tariff levels apply uniformly throughout Indonesia. See "-- Overview -- Industry and Economic Factors -- Limited Increases in Tariffs". Connection fee charges are determined by individual operators. Only postpaid subscribers pay connection and monthly subscription fees, while prepaid customers generally pay higher air time usage charges. In TELKOM's consolidated statements of income, a portion of revenues from sales of prepaid starter packs is also recorded as connection fees.

     In the case of postpaid subscribers, monthly subscription charges are recognized when earned (i.e., in the month to which they apply), while connection fee revenue is recognized as income when connections take place. In the case of prepaid subscribers, revenues from SIM cards are recognized upon delivery to distributors, dealers or directly to customers, while revenues from pulse refill vouchers are recognized initially as unearned income and thereafter recognized proportionately as revenue based on successful calls made using the stored value of the voucher or when the unused stored value has expired. Revenues recognized are net of dealer discounts.

     Cellular telephone revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                        2000                   2001                   2002               2002
                                --------------------   --------------------   --------------------   -------------
                                RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
CELLULAR TELEPHONE REVENUES
Air time charges..............     2,484.5      20.5      3,987.7      24.7      5,453.6      25.4       611.9
Monthly subscription
  charges.....................       356.0       2.9        581.6       3.6        593.3       2.8        66.6
Connection fee charges........        42.7       0.4        128.5       0.8        172.3       0.8        19.3
Features......................         6.8       0.1         10.2       2.1          7.6       0.1         0.8
                                   -------      ----      -------      ----      -------      ----       -----
  Total.......................     2,890.0      23.9      4,708.0      29.2      6,226.8      29.1       698.6
                                   =======      ====      =======      ====      =======      ====       =====

  JOINT OPERATION SCHEME ("KSO") REVENUES

     KSO revenues consist of:

     - Initial payment made by the KSO Investors, which is amortized over the life of the KSO Agreement;

     - Minimum TELKOM Revenues (MTR), being a specified minimum payment, which is payable monthly; and

     - Distributable TELKOM Revenues (DTR), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which is payable monthly.

     KSO Revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                        2000                   2001                   2002               2002
                                --------------------   --------------------   --------------------   -------------
                                RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
KSO REVENUES
Minimum TELKOM Revenues.......     1,556.7      12.9      1,474.2       9.1      1,023.5       4.8       114.8
Distributable TELKOM
  Revenues....................       695.1       5.7        733.0       4.6        603.6       2.8        67.7
Amortization of unearned
  initial investor payments
  under Joint Operation
  Scheme......................        15.4       0.1         12.4       0.1         10.8       0.1         1.2
                                   -------      ----      -------      ----      -------      ----       -----
  Total.......................     2,267.2      18.7      2,219.6      13.8      1,637.8       7.7       183.8
                                   =======      ====      =======      ====      =======      ====       =====

  INTERCONNECTION REVENUES

     Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM's fixed line network and Telkomsel's mobile cellular network. Interconnection revenues also include international roaming by overseas operators visit to Telkomsel's mobile cellular network.

     Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by the Government regulation. Revenues from interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented on a net basis. Interconnection revenues are typically accrued initially and settled among operators quarterly, and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement.

     Interconnection revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                          YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------------------------------
                                   2000                    2001                    2002                 2002
                           ---------------------   ---------------------   ---------------------   --------------
                           RP. (BILLION)     %     RP. (BILLION)     %     RP. (BILLION)     %     US$ (MILLION)
INTERCONNECTION REVENUES
Telkom(1)................     1,094.1        9.0      1,521.8        9.4      2,934.9       13.7       329.3
Telkomsel(2).............      (113.1)      (0.9)      (134.4)      (0.8)        91.0        0.4        10.2
                               ------       ----      -------       ----      -------       ----       -----
          Total..........       981.0        8.1      1,387.4        8.6      3,025.9       14.1       339.5
                               ======       ====      =======       ====      =======       ====       =====

---------------

(1) After elimination of unconsolidated net interconnection revenues with Telkomsel.
(2) After elimination of unconsolidated net interconnection revenues (expense) with TELKOM.

  DATA AND INTERNET REVENUES

     Data and Internet revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------
                                      2000                   2001                   2002               2002
                              --------------------   --------------------   --------------------   -------------
                              RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
DATA AND INTERNET REVENUE
SMS.........................       24.5        0.2        344.6       2.1        997.2       4.7       111.9
Multimedia..................       64.5        0.5        218.3       1.4        349.7       1.6        39.2
VoIP........................         --         --         25.6       0.2        160.1       0.7        18.0
ISDN........................       18.9        0.2         84.7       0.5         64.5       0.3         7.2
                                 ------       ----      -------      ----      -------      ----       -----
          Total.............      107.9        0.9        673.2       4.2      1,571.5       7.3       176.3
                                 ======       ====      =======      ====      =======      ====       =====

  NETWORK REVENUES

     Network revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------
                                      2000                   2001                   2002               2002
                              --------------------   --------------------   --------------------   -------------
                              RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
NETWORK REVENUE
Satellite transponder.......      183.3        1.5        203.5       1.1        190.2       0.9        21.3
Leased line.................      156.7        1.3        211.4       1.4        136.2       0.6        15.3
                                 ------       ----      -------      ----      -------      ----       -----
          Total.............      340.0        2.8        414.9       2.5        326.4       1.5        36.6
                                 ======       ====      =======      ====      =======      ====       =====

  REVENUES UNDER REVENUE SHARING ARRANGEMENTS

     Network revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------
                                      2000                   2001                   2002               2002
                              --------------------   --------------------   --------------------   -------------
                              RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
REVENUES UNDER REVENUE
  SHARING ARRANGEMENT
Net share in revenue earned
  under Revenue Sharing
  Arrangement...............      170.2        1.4        191.5       1.2        177.0       0.8        19.9
Amortization of unearned
  income under Revenue
  Sharing Arrangement.......      138.2        1.1         73.7       0.4        103.1       0.5        11.6
                                 ------       ----      -------      ----      -------      ----       -----
          Total.............      308.4        2.5        265.2       1.6        280.1       1.3        31.4
                                 ======       ====      =======      ====      =======      ====       =====

  OTHER TELECOMMUNICATIONS SERVICES REVENUES

     The component of other telecommunications services revenues represents telex and telegram revenues. Due to the fact that technology development in the telecommunication industry is growing rapidly so that telex and telegram revenues are in decline.

TELKOM'S OPERATING EXPENSES

     The following table sets out TELKOM's operating expenses, itemized according to functional type, for the three years 2000 through 2002, with each item also expressed as a percentage of operating revenues:

                                                            YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------
                                       2000                   2001                   2002               2002
                               --------------------   --------------------   --------------------   -------------
                               RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
OPERATING EXPENSES
Depreciation.................     2,419.1      20.0      2,828.6      17.5      3,504.2      16.4        393.1
Operation, maintenance and
  telecommunications
  services...................     1,385.7      11.4      2,149.9      13.3      2,432.2      11.4        272.9
Personnel....................     1,610.2      13.3      2,028.8      12.6      4,124.1      19.3        462.7
General and administrative...       871.7       7.2      1,287.8       8.0      1,557.8       7.3        174.8
Marketing....................       147.1       1.2        220.0       1.4        379.8       1.7         42.6
                                  -------      ----      -------      ----     --------      ----      -------
          Total Operating
            Expenses.........     6,433.8      53.1      8,515.1      52.8     11,998.1      56.1      1,346.1
                                  =======      ====      =======      ====     ========      ====      =======

  DEPRECIATION

     Depreciation expense relates to TELKOM's property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing the month after such assets were placed into service. See notes 2j and 14 to the Consolidated Financial Statements.

     In accordance with Indonesian GAAP, TELKOM capitalizes interest costs and unrealized foreign exchange gains or losses for assets under construction, and depreciates these amounts over the useful lives of the assets to which they relate. In 2000, 2001 and 2002, TELKOM capitalized interest costs for assets under construction of Rp.62.5 billion, Rp.8.1 billion and Rp.21.5 billion (US$2.4 million), respectively. In 2000 and 2001, TELKOM capitalized unrealized foreign exchange losses for assets under construction of Rp.179.2 billion and Rp.1.7 billion, respectively, and in 2002, capitalized an unrealized foreign exchange gain of Rp.27.6 billion (US$3.1 million).

  OPERATION, MAINTENANCE AND TELECOMMUNICATIONS SERVICES EXPENSE

     Operation, maintenance and telecommunications services expense for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                          YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------
                                     2000                   2001                   2002               2002
                             --------------------   --------------------   --------------------   -------------
                             RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
OPERATION, MAINTENANCE AND
  TELECOMMUNICATIONS
  SERVICES EXPENSE
Operation and maintenance..       575.6       4.8        891.4       5.5      1,018.2       4.8       114.3
Radio frequency usage
  charges..................        16.7       0.1        101.3       0.6        298.1       1.4        33.5
Electricity, gas and
  water....................       116.5       1.0        157.1       1.0        241.7       1.1        27.1
Cost of phone cards........        47.1       0.4        173.4       1.1        198.2       0.9        22.2
Concession fees............        78.5       0.6         63.6       0.4        167.8       0.8        18.8
Insurance..................        98.6       0.8         67.8       0.4        156.2       0.7        17.5
Leased line................        34.7       0.3         82.9       0.5        115.8       0.5        13.0
Motor vehicle..............        15.7       0.1         38.2       0.2         88.3       0.4         9.9
Travel.....................        11.0       0.1         15.7       0.1         19.8       0.1         2.2
Distributors and telephone
  kiosks' commissions......       372.3       3.0        521.0       3.2           --        --          --
Others.....................        19.0       0.2         37.5       0.3        128.1       0.7        14.4
                                -------      ----      -------      ----      -------      ----       -----
          Total............     1,385.7      11.4      2,149.9      13.3      2,432.2      11.4       272.9
                                =======      ====      =======      ====      =======      ====       =====

  PERSONNEL EXPENSE

     The main components of personnel expenses in 2002 were salaries and related allowances, and vacation pay, incentives and other allowances, which totalled Rp.1,212.8 billion (US$136.1 million) and Rp.1,086.1 billion (US$121.9 million), respectively.

     Personnel expense for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                          YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------
                                     2000                   2001                   2002               2002
                             --------------------   --------------------   --------------------   -------------
                             RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
PERSONNEL EXPENSE
Salaries and related
  allowances...............       703.6       5.8        882.6       5.5      1,212.8       5.7       136.1
Vacation pay, incentives
  and other allowances.....       297.6       2.5        364.7       2.3      1,086.1       5.1       121.9
Severance for early
  retirement plan..........          --        --        140.8       0.8        906.7       4.2       101.7
Net periodic pension
  cost.....................        72.6       0.6         86.2       0.5        367.3       1.7        41.2
Employee income tax........       196.6       1.6        132.9       0.8        215.3       1.0        24.2
Net periodic
  post-retirement benefit
  cost.....................       165.1       1.4        187.8       1.2        205.1       0.9        23.0
Housing....................        75.4       0.6         95.7       0.6        105.4       0.5        11.8
Medical....................        57.7       0.5         81.7       0.5          7.4       0.1         0.8
Others.....................        41.6       0.3         56.4       0.4         18.0       0.1         2.0
                                -------      ----      -------      ----      -------      ----       -----
          Total............     1,610.2      13.3      2,028.8      12.6      4,124.1      19.3       462.7
                                =======      ====      =======      ====      =======      ====       =====

  GENERAL AND ADMINISTRATIVE EXPENSE

     The main components of general and administrative expenses in 2002 were provision for doubtful accounts and inventory obsolescence and professional fees, which totalled Rp.512.4 billion (US$57.5 million) and Rp.256.1 billion (US$28.7 million), respectively.

     General and administrative expenses for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------
                                     2000                   2001                   2002                2002
                             --------------------   --------------------   --------------------   --------------
                             RP. (BILLION)     %    RP. (BILLION)     %    RP. (BILLION)     %    US$ (MILLION)
GENERAL AND ADMINISTRATIVE
  EXPENSE
Provision for doubtful
  accounts and inventory
  obsolescence.............      348.4        2.9        342.9       2.1        512.4       2.4        57.5
Professional fees..........       43.4        0.4        325.3       2.0        256.1       1.2        28.7
Collection expenses........      131.5        1.1        181.9       1.1        232.2       1.1        26.1
Training, education and
  recruitment..............      114.7        0.9        147.3       0.9        154.0       0.7        17.3
Travel.....................       65.9        0.5         92.8       0.6        119.5       0.6        13.4
Security and screening.....       35.2        0.3         48.8       0.3         85.2       0.4         9.6
Printing and stationery....       32.2        0.3         37.6       0.2         47.4       0.2         5.3
Meetings...................       17.7        0.1         26.5       0.2         33.3       0.2         3.7
Research and development...       33.1        0.3         39.6       0.3          9.0       0.1         1.0
Amortization of deferred
  stock issuance costs.....       22.4        0.2           --        --           --        --          --
Others.....................       27.2        0.2         45.1       0.3        108.7       0.4        12.2
                                 -----        ---      -------       ---      -------       ---       -----
          Total............      871.7        7.2      1,287.8       8.0      1,557.8       7.3       174.8
                                 =====        ===      =======       ===      =======       ===       =====

  MARKETING EXPENSE

     Marketing expenses consist of advertising, customer education, promotions and customer research expenses.

                                                           YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------
                               AS RESTATED 2000             2001                   2002                2002
                             --------------------   --------------------   --------------------   --------------
                             RP. (BILLION)     %    RP. (BILLION)     %    RP. (BILLION)     %    US$ (MILLION)
MARKETING EXPENSE
Advertising................      116.0        1.0       169.8        1.1       312.9        1.4        35.1
Customer education.........       24.5        0.2        40.6        0.3        53.6        0.3         6.0
Others.....................        6.6        0.0         9.6        0.0        13.3        0.0         1.5
                                 -----        ---       -----        ---       -----        ---        ----
          Total............      147.1        1.2       220.0        1.4       379.8        1.7        42.6
                                 =====        ===       =====        ===       =====        ===        ====

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

  Operating Revenues.

     Total operating revenues grew by Rp.5,268.9 billion, or 32.7%, from Rp.16,130.8 billion in 2001 to Rp.21,399.7 billion (US$2,400.9 million) in 2002.
Operating revenues increased for fixed line and cellular interconnection, data and internet, and revenue sharing arrangement revenue items. The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for the KSO I Unit as a result of TELKOM's acquisition of Pramindo in 2002.

Fixed Line Revenues.

     Fixed line revenues grew by Rp.1,912.3 billion, or an increase of 29.8%, from Rp.6,415.1 billion in 2001 to Rp.8,327.4 billion (US$934.3 million) in 2002. Local revenue for 2002 increase by Rp.447.7 billion, or an increase of 24.8%, from Rp.1,801.7 billion in 2001 to Rp.2,249.4 billion (US$252.4 million) in 2002. Domestic long-distance revenue for 2002 increased by Rp.664.0 billion, or an increase of 19.4%, from Rp.3,424.0 billion in 2001 to Rp.4,088.0 billion (US$458.7 million) in 2002. Monthly subscription charges increased by Rp.652 billion, or an increase of 65.4%, from Rp.997.6 billion in 2001 to Rp.1,649.6 billion (US$185.1 million) in 2002. Installation charges increased by Rp.68.7 billion, or an increase of 70.1%, from Rp.98.0 billion in 2001 to Rp.166.7 billion (US$18.7 million) in 2002.

     The increases were primarily attributable to:

     - 7.36% growth in fixed lines in service in the non-KSO and KSO regions, including kiosk phones, from 7,218,938 lines at December 31, 2001 to 7,750,035 lines at December 31, 2002, particularly 8.20% growth in the non-KSO regions.

     - 7.51% growth in average monthly revenue per fixed line in service in the non-KSO regions, from Rp.164,124 per month in 2001 to Rp.176,455 per month in 2002, reflecting higher average usage per line and a 15% tariff increase in February 2002.

     - the consolidation of KSO I Unit revenues, as a result of TELKOM's acquisition of Pramindo, which contributed Rp.789.1 billion (US$88.5 million) to the increase in operating revenues.

     Revenues from phone cards for 2002 increased by Rp.29.2 billion to Rp.54.7 billion (US$6.1 million), an increase of 114.5% compared to 2001. The increase primarily reflected a termination payment to a vendor that previously issued phone cards on behalf of TELKOM on a revenue sharing basis. Revenue from others increased by Rp.50.7 billion to Rp.119.0 billion (US$13.3 million), an increase of 74.2%.

Cellular Telephone Revenues.

     Cellular telephone revenues grew by Rp.1,518.8 billion, or an increase 32.3%, from Rp.4,708.0 billion in 2001 to Rp.6,226.8 billion (US$698.6 million) in 2002. Air time charges for 2002 increased by Rp.1,465.9 billion to Rp.5,453.6 billion (US$611.9 million), an increase of 36.8% compared to 2001. Monthly subscription charges increased by Rp.11.7 billion to Rp.593.3 billion (US$66.6 million), an increase of 2.0%. Connection fee charges increased by Rp.43.8 billion to Rp.172.3 billion (US$19.3 million), an increase of 34.1%.

     The increases were attributable to:

     - 84.8% growth in total cellular subscribers, from 3,252,032 subscribers in 2001 to 6,010,772 subscribers in 2002, which was caused by 76.3% growth in net-addition subscribers from 1,564,693 subscribers in 2001 to 2,758,740 subscribers in 2002. In addition, 6.68% growth in postpaid subscribers to 923,005 subscribers, and 113.16% growth in prepaid subscribers to 5,087,767 subscribers at December 31, 2002; and

     - 3.83% growth in postpaid monthly ARPU to Rp.298 thousand (US$33.4), and 7.21% decline in prepaid monthly ARPU to Rp.103 thousand (US$11.6) in 2002.

     As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers increased from 73.4% in 2001 to 84.6% in 2002. As a result of the change in the subscriber mix, and despite an increase in prepaid monthly ARPU, blended monthly ARPU decreased from approximately Rp.170,000 in 2001 to approximately Rp.145,000 (US$16.3) in 2002.

Interconnection Revenues.

     Interconnection revenues grew by Rp.1,638.5 billion, or an increase of 118.1%, from Rp.1,387.4 billion in 2001 to Rp.3,025.9 billion (US$339.5 million) in 2002.

     The increase in interconnection revenues was attributable to:

     - net interconnection revenues for interconnections to and from TELKOM's fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel's mobile cellular network) for 2002 increased by Rp.1,378.3 billion to Rp.2,934.9 billion (US$329.3 million), an increase of 88.5% compared to 2001; and

     - net interconnection expense from interconnections to and from Telkomsel's mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM's fixed line network) increased by Rp.225.4 billion to Rp.91.0 billion (US$10.2 million), an increase of 167.7%.

     The increase in both TELKOM's net interconnection revenues and Telkomsel's net negative interconnection revenues primarily reflected an increase in traffic. The increase in TELKOM's net interconnection revenues was also partly attributable to the consolidation of KSO I Unit interconnection revenues in 2002, as a result of TELKOM's acquisition of a 30% interest in Pramindo.

     In 2002 as compared to 2001, interconnection revenues involving international direct dialing IDD calls increased 195.3%, from Rp.116.8 billion to Rp.344.9 billion (US$38.7 million), reflecting an increase in international long-distance telephone traffic.

KSO Revenues.

     KSO revenues declined by Rp.581.8 billion, or 26.2%, from Rp.2,219.6 billion in 2001 to Rp.1,637.8 billion (US$183.8 million) in 2002. MTR decreased by Rp.450.7 billion, or 30.6% from Rp.1,474.2 billion in 2001 to Rp.1,023.5 billion (US$114.8 million) in 2002. DTR decreased by Rp.129.4 billion, or 17.7% from Rp.733.0 billion in 2001 to Rp.603.6 billion (US$67.7 million) in 2002. Amortization of unearned initial payments decreased by Rp. 1.6 billion to Rp.10.8 billion (US$1.2 million), a decrease of 12.9%.

     The decrease in KSO revenues was attributable to the acquisition of KSO Units I in 2002 and primarily reflected consolidated KSO revenues from KSO Unit I that were consolidated to TELKOM resulting in an accounting elimination and that would otherwise have been previously treated as KSO revenue.

     Fixed lines in service in the KSO regions increased 7.0%, from 3,269,033 lines at December 31, 2001 to 3,497,819 lines at December 31, 2002, if KSO I Unit and KSO VI Unit are included, or 5.1%, from 1,941,227 lines to 2,039,608 lines, if KSO I Unit and KSO VI are excluded.

Data and Internet Revenues.

     Data and Internet revenues grew by Rp.898.3 billion, or 133.4%, from Rp.673.2 billion in 2001 to Rp.1,571.5 billion (US$176.3 million) in 2002, mainly attributed from the significant growth in SMS and VoIP businesses. SMS revenues for 2002 increased by Rp.652.6 billion to Rp.997.2 billion (US$111.9 million), an increase of 189.4%. Multimedia revenues for 2002 increased by Rp.131.4 billion to Rp.349.7 billion (US$39.2 million), an increase of 60.2% compared to 2001 that was driven by additional subscribers. VoIP revenues for 2002 increased by Rp.134.5 billion to Rp.160.1 billion (US$18 million), an increase of 525.4% compared to 2001. ISDN revenues for 2002 declined by Rp.19.5 billion to Rp.64.5 billion (US$7.2 million), a decline of 23.2%.

Network Revenues.

     Network revenues declined by Rp.88.5 billion, or 21.3%, from Rp.414.9 billion in 2001 to Rp.326.4 billion (US$36.6 million) in 2002. Satellite transponder revenues for 2002 declined by Rp.13.3 billion to Rp.190.2 billion (US$21.3 million), a decline of 6.5% compared to 2001, primarily due to the 7% decline in transponder lease. Leased line revenues for 2002 declined by Rp.75.2 billion to Rp.136.2 billion (US$15.3 million), a decline of 35.6% compared to 2001 as a result of further elimination due to the consolidation of Pramindo and increase of intracompany lease revenue from Telkomsel.

Revenues under Revenue Sharing Arrangement ("PBH").

     Revenues under Revenue Sharing Arrangement grew by Rp.14.9 billion, or 5.7%, from Rp.265.2 billion in 2001 to Rp.280.2 billion (US$31.4 million) in 2002, mainly contributed by the consolidation of KSO I revenue and tariff increase in February 2002. Net share for revenue earned under revenue sharing arrangement for 2002 declined by Rp.14.5 billion to Rp.177.0 billion (US$19.9 million), a decline of 7.5% compared to 2001 due to the termination of Revenue Sharing Arrangement period in 2002. Amortization of unearned income under revenue sharing arrangement for 2002 increased by Rp.29.4 billion to Rp.103.1 billion (US$11.6 million), an increase of 39.9% compared to 2001.

Other Telecommunications Service Revenues.

     Subsequent to the reclassification of revenues, other telecommunications service revenues declined by Rp.43.6 billion, or 92%, from Rp.47.4 billion in 2001 to Rp.3.8 billion (US$0.4 million) in 2002. The Company believes that the decline in other telecommunications service revenues is partly due to the increase usage of facsimile, SMS and e-mail, which substitute telex and telegram usage.

  Operating Expenses

     Total operating expenses grew Rp.3,483 billion, or 40.9%, from Rp.8,515.1 billion in 2001 to Rp.11,998.1 billion (US$1,346.1 million) in 2002, generally in line with the increase in operating revenues. The increase was mainly attributable to the components of personnel, general and administrative, and operation and maintenance expense.

Depreciation.

     Depreciation expenses grew by Rp.675.6 billion, or 23.9%, from Rp.2,828.6 billion in 2001 to Rp.3,504.2 billion (US$393.1 million) in 2002, primarily as a result of the consolidation of Pramindo's depreciation expense that amounted to Rp.219.8 billion, as well as the increase of Telkomsel's depreciation expense that amounted to Rp.467.9 billion.

Operation, Maintenance and Telecommunications Services Expense.

     Operation, maintenance and telecommunications services expenses grew by Rp.282.3 billion, or 13.1%, from Rp.2,149.9 billion in 2001 to Rp.2,432.2 billion (US$272.9 million) in 2002. The increase was mainly attributable to:

     - the consolidation of relevant Pramindo and KSO I Unit expenses in the various components of operation, maintenance and telecommunications services expenses in 2002, which amounted to Rp.252.3 billion;

     - total radio frequency usage charges (consolidated) increased by Rp.196.8 billion, mainly contributed from the increase in Telkomsel by Rp.131 billion (US$14.7 million) or 221%, in line with the 74.6% increase in the number of BTS from 1,995 in 2001 to 3,483 in 2002.

     - total concession fees (consolidated) increased by Rp.104.3 billion or 163.8% compared to 2001;

     - fuel, gas, electricity and water charges increased by 53.9% reflecting primarily higher electricity and gas charges as a result of higher rates charged by the Government for these services in 2002;

     - total insurance expense increased by Rp.88.4. billion, or 130.4%, and

     - cost of phone cards increased by Rp.24.8 billion to Rp.198.2 billion (US$22.2 million), an increase of 14.3%, reflecting higher procurement of phone cards to supply increased sales of SIM cards and refill vouchers for Telkomsel's prepaid mobile cellular services;

     Due to the Company's policy of applying the 70% rate of normal tariff for kiosk-phones instead of expense the commissions, consistently TELKOM no longer recognize kioskphone commission.

     Other components of operation, maintenance and telecommunications service expense did not contribute significantly to operating expenses in 2002.

Personnel Expense.

     Personnel expenses grew by Rp.2,095.3 billion, or 103.3%, from Rp.2,028.8 billion in 2001 to Rp.4,124.1 billion (US$462.7 million) in 2002. The main contributor to the increase are:

     (i) The increase of non-recurring employee expenses:

     - severance for early retirement plan increased by Rp.765.9 billion to Rp.906.7 billion (US$101.7 million), an increase of 544% compared to 2001, primarily reflecting early retirement that accrued in 2002, which include retirement in relation to the outsourcing of call center service in 2003;

     - net periodic pension cost increased Rp.281.1 billion to Rp.367.3 billion (US$41.2 million), an increase of 326.1%, reflecting the increase of pension benefit.

     - first implementation for bonuses, so bonus incurred for the period of 2001 is charged in 2002 which amounted to Rp.138 billion.

     (ii) The increase of recurring employee expenses:

     - vacation pay (mainly long-leave allowances), incentives and other allowances increased by Rp.721.4 billion to Rp.1,086.1 billion (US$121.9 million), an increase of 197.8%, reflecting primarily the consolidation of KSO I Unit vacation pay, incentives and other allowances;

     - net periodic post-retirement benefit cost increased by Rp.17.3 billion to Rp.205.1 billion (US$23.0 million), an increase of 9.2%, reflecting primarily higher imputed interest cost resulting from the benefits being underfunded (see Note 45 to the consolidated financial statements); and

     Meanwhile, employee income tax decreased by Rp.82.4 billion to Rp.215.3 billion (US$24.2 million), a decrease of 62%, reflecting primarily lower applicable rates of individual income taxation, which offset the year-over-year impact of an increase in base salaries effected in August 2000.

     Other components of personnel expenses did not contribute significantly to operating expenses in 2002.

General and Administrative Expense.

     General and administrative expenses grew by Rp.270 billion, or 21%, from Rp.1,287.8 billion in 2001 to Rp.1,557.8 billion (US$174.8 million) in 2002. In 2002:

     - provision for doubtful accounts and inventory obsolescence increased by Rp.169.5 billion to Rp.512.4 billion (US$57.5 million), an increase of 49.4%, reflecting a Rp.186.3 billion (US$18.9 million) increase related to the dispute with KSO III, increase of provision for doubtful account in Telkomsel by Rp.106 billion or 321%; and consolidation of KSO I, which was offset by the decrease of Rp.60 billion in provision of other receivable.

     - collection expenses increased by Rp.50.3 billion to Rp.232.2 billion (US$26.1 million), an increase of 27.7%, generally in line with the growth in TELKOM's fixed line subscriber base and Telkomsel's mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions; and

     - security and screening increased by Rp.36.4 billion to Rp.85.2 billion (US$9.6 million), an increase of 74.6% reflecting human resources in 2002.

     Other components of general and administrative expenses did not contribute significantly to operating expenses in 2002.

Marketing Expense.

     Marketing expenses grew by Rp.159.8 billion, or 72.6%, from Rp.220.0 billion in 2001 to Rp.379.8 billion (US$42.6 million) in 2002. The main contributor to the increase were the TELKOM Group marketing campaign which also include telkomsel and infomedia, the consolidation of Pramindo and KSO I marketing expense that amounted to Rp.10.8 billion and the increase of marketing expense in several associated companies such as Telkomsel, which increase by Rp.50.8 billion or 58%, and in Infomedia from zero in 2001 to Rp.87.4 billion in 2002.

  Operating Income and Operating Margin

     As a result of the foregoing, operating income grew by Rp.1,786 billion, or 23.5%, from Rp.7,615.7 billion in 2001 to Rp.9,401.7 billion (US$1,054.8 million) in 2002. TELKOM's operating margin decreased from 47.2% in 2001 to 43.9% in 2002 due to the higher growth of operating expense (40.9%) compared to the growth of operating revenue (32.7%).

  Other Income and Charges

     Other income (net) grew by Rp.3,869.3 billion, or 416.8%, from a net charge of Rp.928.4 billion in 2001 to a net income of Rp.2,940.9 billion (US$330 million) in 2002. The main components of other income and charges are gain on sale of long-term investment and interest expenses. TELKOM's interest expenses increased significantly in 2002, but this increase was offseted by the gain on sales of long-term investment and the net gain on foreign exchange in 2002. There is no assurance that future interest expenses will be similarly offset.

Gain on Sales of Long Term Investment

     Gain on sale of subsidiary represents gain on sale of 12.72% of TELKOM's shares in Telkomsel, which amounted to Rp.3,196.4 billion (US$358.6 million), for which there was no comparable amount in 2001.

Interest Income.

     Interest income declined by Rp.86.2 billion, or 15.1%, from Rp.571.6 billion in 2001 to Rp.485.4 billion (US$54.5 million) in 2002, reflecting primarily lower average interest rates offered in 2002 compared to 2001.

Interest Expense.

     Interest expenses grew by Rp.205 billion, or 15.4%, from Rp.1,329.6 billion in 2001 to Rp.1,534.6 billion (US$172.2 million) in 2002, reflecting primarily to the: (i) additional interest payable on new indebtedness to selling shareholders of Pramindo in 2002, as a result of TELKOM's purchase of a 30% equity interest in Pramindo; (ii) additional interest expense borne from bonds (TELKOM and Telkomsel) and new credit facilities; and (iii) additional expenses related to liabilities to Indosat for the remaining balance from cross-ownership transaction.

Gain or Loss on Foreign Exchange (Net).

     Net realized and unrealized loss on foreign exchange increased by Rp.895.4 billion, or 236.4%, from a net loss of Rp.378.7 billion in 2001 to a net gain of Rp.516.7 billion (US$58 million) in 2002, reflecting primarily Rupiah appreciation during 2002 compared to 2001.

Equity in Net Income (Loss) of Associated Companies.

     TELKOM's equity in the net income (loss) of associated companies increased by Rp.147.9 billion, or 172.6%, from a net loss of Rp.85.7 billion in 2001 to a net income of Rp.62.2 billion (US$7 million) in 2002, reflecting the recognition of an additional share in the net income of Komselindo of Rp.57.6 billion (US$6.5 million).

     Other components of equity in net income (loss) of associated companies did not contribute significantly to Other Income and Charges in 2002.

Others (Net).

     Others (net) declined by Rp.74.2 billion, or 26.9%, from Rp.294.1 billion in 2001 to Rp.214.9 billion (US$24.1 million) in 2002. In 2002, Others (net) included the following significant income and expense items:

     - Rp.181.1 billion (US$20.3 million) in income from fines from subscribers, a decrease of Rp.48.2 billion, or 36.3% from 2001;

     - Rp.172.2 billion (US$19.3 million) in income from Infomedia, a subsidiary of TELKOM, an increase of Rp.40.4 billion, or 30.7%, from 2001;

     - Rp.190.6 billion (US$21.4 million) in amortization expense, an increase of 108.8 billion, or 133% from 2001, reflecting amortization of intangible asset from the acquisition of a 30% equity interest in Pramindo and 90.32% equity interest in Dayamitra; and

     - Rp.292 billion (US$29.8 million) in income related to the sales and dispose of non-performing assets of Rp.185.8 billion.

     Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2002.

  Income Before Tax and Pre-Tax Margin

     As a result of the foregoing, income before tax grew by Rp.5,655.3 billion, or 84.6%, from Rp.6,687.3 billion in 2001 to Rp.12,342.6 billion (US$1,384.8 million) in 2002. Pre-tax margin increased from 41.5% in 2001 to 57.7% in 2002.

  Income Tax Expense

     Income tax expense grew by Rp.675.2 billion, or 32.6%, from Rp.2,070.7 billion in 2001 to Rp.2,745.9 billion (US$308.1 million) in 2002. The effective tax rate declined from 31% of income before tax in 2001 to 22.2% of income before tax in 2002. The decrease in effective tax rate was partially attributable to low real pre-tax gain on sale of 12.72% TELKOM equity interest in Telkomsel compared to sizable accounting gain.

  Pre-Acquisition Income of Subsidiaries

     Although TELKOM's acquisition of a 30% equity interest in Pramindo occurred on August 15, 2002, revenue and expense items of Pramindo were consolidated into TELKOM's consolidated statements of income for all of 2002. The net income of Pramindo of Rp.142.8 billion (US$16.0 million) arising prior to that date was recorded (net of MTR and DTR payable to TELKOM) as Pre-Acquisition Income of Subsidiaries. See "-- Basis of Presentation -- Consolidation of Pramindo and the KSO I Unit".

  Minority Interest in Net Income of Subsidiaries

     Minority interest in the net income of subsidiaries increased by Rp.634 billion, or 133.6%, from Rp.474.6 billion in 2001 to Rp.1,108.6 billion (US$124.4 million) in 2002. The increase was primarily due to the decrease in ownership after the sale of 12.72% interest in Telkomsel, and additional recognition for the minority related to the acquisition of Pramindo in 2002.

  Net Income

     As a result of the foregoing, net income grew by Rp.4,095.2 billion, or 96.4%, from Rp.4,250.1 billion in 2001 to Rp.8,345.3 billion (US$936.3 million) in 2002. TELKOM's margin increased from 26.3% in 2001 to Rp.39% in 2002. The higher net income resulted in an increase in basic earnings per share from Rp.421.64 in 2001 to Rp.827.9 in 2002.

  Equity

     Total shareholders' equity increased by Rp.6,575.6 billion, or 70.5%, from Rp.9,323.6 billion in 2001 to Rp.15,899.2 billion (US$1,783.8 million) in 2002.
The increase in equity was attributable primarily to net income for the year 2002 of Rp.8,345.3 billion (US$936.3 million) and decrease of difference value under common control amounted to Rp.369.9 billion due to the adjustment from deferred tax liabilities related to the ownership in Telkomsel. TELKOM declared a cash dividend of Rp.2,125.1 billion (US$238.4 million) in 2002.

Retained Earnings.

     Appropriated and unappropriated retained earnings grew by Rp.6,220.2 billion, or 61.6%, from Rp.10,090.7 billion in 2001 to Rp.16,310.9 billion (US$1,830 million) in 2002.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

  Operating Revenues.

     Total operating revenues grew by Rp.4,018.8 billion, or 33.2%, from Rp.12,112.0 billion in 2000 to Rp.16,130.8 billion (US$1,551.0 million) in 2001.
Operating revenues increased for all revenue items, except KSO revenue, which showed a slight decline in operating revenues. The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for the KSO VI Unit as a result of TELKOM's acquisition of a 90.32% equity interest in Dayamitra in 2001.

Fixed Line Revenues.

     Fixed line revenues grew by Rp.1,237.2 billion, or 23.9%, from Rp.5,177.9 billion in 2000 to Rp.6,415.1 billion (US$616.8 million) in 2001. Local and domestic long-distance usage charges for 2001 increased by Rp.1,128.6 billion to Rp.5,225.7 billion (US$502.5 million), an increase of 27.5% compared to 2000. Monthly subscription charges increased by Rp.110.2 billion to Rp.997.6 billion (US$95.9 million), an increase of 12.4%. Installation charges increased by Rp.22.6 billion to Rp.98.0 billion (US$9.4 million), an increase of 30.0%. The increases were primarily attributable to:

          - the consolidation of KSO VI Unit revenues, as a result of TELKOM's acquisition of a 90.32% interest in Dayamitra in 2001;

          - 9.4% growth in fixed lines in service in the non-KSO regions, including kiosk phones, from 3,610,363 lines at December 31, 2000 to 3,949,905 lines at December 31, 2001, if KSO VI Unit is excluded, or 9.1% growth, from 3,913,311 lines to 4,270,243 lines at the same dates, respectively, if KSO VI Unit is included; and

          - 5.0% growth in average monthly revenue per fixed line in service in the non-KSO regions, from Rp.121,000 per month in 2000 to Rp.127,000 per month in 2001, reflecting higher average usage per line.

     Revenues from phone cards for 2001 decreased by Rp.8.9 billion to Rp. 25.5 billion (US$2.4 million), a decrease of 25.9% compared to 2000. The decrease primarily reflected a termination payment to a vendor that previously issued phone cards on behalf of TELKOM on a revenue sharing basis. Revenue from others decreased by Rp.15.3 billion to Rp.68.3 billion (US$6.6 million), a decrease of 18.3%.

Cellular Telephone Revenues.

     Cellular telephone revenues grew by Rp.1,818.0 billion, or 62.9%, from Rp.2,890.0 billion in 2000 to Rp.4,708.0 billion (US$452.7 million) in 2001. Air time charges for 2001 increased by Rp.1,503.2 billion to Rp.3,987.7 billion (US$383.4 million), an increase of 60.5% compared to 2000. Monthly subscription charges increased by Rp.225.6 billion to Rp.581.6 billion (US$55.9 million), an increase of 63.4%. Connection fee charges increased by Rp.85.8 billion to Rp.128.5 billion (US$12.4 million), an increase of 200.9%. The increases were attributable to:

     - 31.6% growth in postpaid subscribers to 865,211 subscribers at December 31, 2001, and 131.8% growth in prepaid subscribers to 2,386,821 subscribers; and

     - 2.1% growth in postpaid monthly ARPU to Rp.287,000 (US$27.6) in 2001, and 7.8% growth in prepaid monthly ARPU to Rp.111,000 (US$10.7).

     As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers increased from 61% in 2000 to 73.4% in 2001. As a result of the change in the subscriber mix, and despite the higher growth rate for prepaid than postpaid monthly ARPU, blended monthly ARPU decreased from approximately Rp.172,000 in 2000 to approximately Rp. 157,000 (US$15.2) in 2001.

     Revenues from Features for 2001 increased by Rp.3.4 billion to Rp.10.2 billion (US$1.0 million), an increase of 50.0%. Previously revenues from Features also included SMS revenues, which were then classified as part of Data and Internet revenues starting in 2002.

KSO Revenues.

     KSO revenues declined by Rp.47.6 billion, or 2.1%, from Rp.2,267.2 billion in 2000 to Rp.2,219.6 billion (US$213.4 million) in 2001. MTR for 2001 decreased by Rp.82.5 billion to Rp.1,474.2 billion (US$141.8 million), a decrease of 5.3% compared to 2000. DTR increased by Rp.37.9 billion to Rp.733.0 billion (US$70.5 million), an increase of 5.5%. Amortization of unearned initial payments decreased by Rp.3.0 billion to Rp.12.4 billion. The decrease in MTR payments partly reflected, as did all of the decrease in amortization of unearned initial payments, TELKOM's acquisition of a 90.32% equity interest in Dayamitra in 2001, and the resulting accounting elimination in 2001 of revenues that would otherwise have been treated as KSO revenues.

     Fixed lines in service in the KSO regions increased 7.1%, from 3,052,242 lines at December 31, 2000 to 3,269,033 lines at December 31, 2001, if KSO VI Unit is included, or 7.3%, from 2,749,294 lines to 2,948,695 lines, if KSO VI Unit is excluded.

Interconnection Revenues.

     Interconnection revenues grew by Rp.406.4 billion, or 41.4%, from Rp.981.0 billion in 2000 to Rp.1,387.4 billion (US$133.4 million) in 2001. In 2001:

     - net interconnection revenues for interconnections to and from TELKOM's fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel's mobile cellular network) for 2001 increased by Rp.427.7 billion to Rp.1,521.8 billion (US$146.3 million), an increase of 39.1% compared to 2000; and

     - net interconnection expense from interconnections to and from Telkomsel's mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM's fixed line network) increased by Rp.21.3 billion to Rp.134.4 billion (US$12.9 million), an increase of 18.8%.

     The increase in both TELKOM's net interconnection revenues and Telkomsel's net negative interconnection revenues primarily reflected increased traffic. The increase in TELKOM's net interconnection revenues was also partly attributable to the consolidation of KSO VI Unit interconnection revenues in 2001, as a result of TELKOM's acquisition of a 90.32% interest in Dayamitra.

     In 2001 as compared to 2000, interconnection revenues involving international direct dialing IDD calls declined 50.5%, from Rp.235.9 billion to Rp.116.8 billion (US$11.2 million), which TELKOM believes is partly due to the increased popularity of VoIP technology in the market for international long-distance services.

Other Telecommunications Services Revenues.

     Other telecommunications services revenues grew by Rp.7.8 billion, or 19.7%, from Rp.39.6 billion in 2000 to Rp.47.4 billion (US$4.6 million) in 2001. Previously other telecommunications services revenues also include the following revenues:

     - revenues under revenue sharing arrangements which decreased by Rp.43.2 billion to Rp.265.2 billion (US$25.5 million) in 2001, a decrease of 14.0% compared to 2000. Revenues under revenue sharing arrangements then classified as a separate classification of operating revenues starting in 2002;

     - multimedia revenues which increased by Rp.153.8 billion to Rp.218.3 billion (US$21.0 million), an increase of 238.4%, reflecting primarily increased numbers of subscribers for various of TELKOM's multimedia services. Multimedia revenues then classified as part of Data and Internet revenues starting in 2002;

     - satellite transponder revenues which increased by Rp.20.2 billion to Rp.203.5 billion (US$19.6 million), an increase of 11.0%, reflecting primarily a 19.8% increase in leased transponder capacity. Satellite transponder revenues then classified as part of Network revenues starting in 2002;

     - leased line revenues which increased by Rp.54.7 billion to Rp.211.4 billion (US$20.3 million), an increase of 34.9%, reflecting primarily increase in circuits leased. Leased line revenues then classified as part of Network revenues starting in 2002; and

     - Revenues from TELKOM ISDN which increased by Rp.65.8 billion, or 348.1%, from Rp.18.9 billion in 2000 to Rp.84.7 billion (US$8.1 million) in 2001. Revenues from TELKOM ISDN then classified as part of Data and Internet revenues starting in 2002.

     Other components of other telecommunications service revenues did not contribute significantly to operating revenues in 2001.

  Operating Expenses

     Total operating expenses grew Rp.2,081.3 billion, or 32.3%, from Rp.6,433.8 billion in 2000 to Rp.8,515.1 billion (US$818.8 million) in 2001, generally in line with the increase in operating revenues. Operating expenses as a proportion of operating revenues decreased to 52.8% in 2001, compared to 53.1% in 2000.

Depreciation.

     Depreciation expenses grew by Rp.409.5 billion, or 16.9%, from Rp.2,419.1 billion in 2000 to Rp.2,828.6 billion (US$272.0 million) in 2001. The increase in depreciation was principally attributable to the consolidation, following TELKOM's acquisition of a 90.32% equity interest in Dayamitra in 2001, of depreciation relating to cable network, switching equipment and other fixed assets used by KSO VI

Unit, as well as higher gross fixed assets. Gross fixed assets increased 15.5% at December 31, 2001 compared to 2000, primarily as a result of the continuing development of Telkomsel's mobile cellular telecommunications network, as well as the consolidation of gross fixed assets of Dayamitra.

Operation, Maintenance and Telecommunications Services Expense.

     Operation, maintenance and telecommunications services expenses grew by Rp.764.2 billion, or 55.1%, from Rp.1,385.7 billion in 2000 to Rp.2,149.9 billion (US$206.7 million) in 2001. The increase was partly attributable to the consolidation of relevant KSO VI Unit expenses in the various components of operation, maintenance and telecommunications services expense in 2001, as a result of TELKOM's acquisition of a 90.32% interest in Dayamitra. In addition, in 2001:

     - operation and maintenance expenses increased by Rp.315.8 billion to Rp.891.4 billion (US$85.7 million) in 2001, an increase of 54.9% compared to 2000, reflecting primarily upward movement in the price of fuel used for power generation, higher wages for contract labor resulting from an increase in the Indonesian minimum wage and the cost of leasing additional cellsites for Telkomsel's continuing network development;

     - distributors' and telephone kiosks' commissions increased by Rp.148.7 billion to Rp.521.0 billion (US$50.1 million), an increase of 40.0%, reflecting primarily an increase in the number of telephone kiosks in service in 2001;

     - cost of phone cards increased by Rp.126.3 billion to Rp.173.4 billion (US$16.7 million), an increase of 268.2%, reflecting higher procurement of phone cards to supply increased sales of SIM cards and refill vouchers for Telkomsel's prepaid mobile cellular services;

     - electricity, gas and water charges increased by Rp.40.6 billion to Rp.157.1 billion (US$15.1 million), an increase of 34.8%, reflecting primarily higher electricity and gas charges as a result of higher rates charged by the Government for these services in 2001; and

     - radio frequency usage charges increased by Rp.84.6 billion to Rp.101.3 billion (US$9.7 million), reflecting an increase in the number of base stations for Telkomsel's continuing network development and a Government-directed change in the basis for calculating the frequency charges, which resulted in higher average frequency charges per base station.

     Other components of operation, maintenance and telecommunications service expenses did not contribute significantly to operating expenses in 2001.

Personnel Expense.

     Personnel expenses grew by Rp.418.6 billion, or 26.0%, from Rp.1,610.2 billion in 2000 to Rp.2,028.8 billion (US$195.1 million) in 2001. In 2001:

     - salaries and related allowances increased by Rp.319.8 billion to Rp.1,023.4 billion (US$98.4 million) in 2001, an increase of 45.5% compared to 2000, reflecting primarily the implementation in 2001 of an early retirement program (at a cost of Rp.140.0 billion (US$13.5 million) in 2001), a 50.0% increase in base salaries implemented in August 2000, which affected 2001 personnel expenses for the entire year, compared to only five months in 2000, and the consolidation of KSO VI Unit employee salaries and related allowances in 2001 as a result of TELKOM's acquisition of a 90.32% interest in Dayamitra;

     - vacation pay, incentives and other allowances increased by Rp.67.1 billion to Rp.364.7 billion (US$35.1 million), an increase of 22.5%, reflecting primarily the consolidation of KSO VI Unit vacation pay, incentives and other allowances;

     - net periodic post-retirement benefit cost increased by Rp.22.7 billion to Rp.187.8 billion (US$18.1 million), an increase of 13.7%, reflecting primarily higher imputed interest cost resulting from the benefits being underfunded (see Note 39 to the consolidated financial statements); and

     - employee income tax decreased by Rp.63.7 billion to Rp.132.9 billion (US$12.8 million), a decrease of 32.4%, reflecting primarily lower applicable rates of individual income taxation, which offset the year-over-year impact of an increase in base salaries effected in August 2000.

     Other components of personnel expenses did not contribute significantly to operating expenses in 2001.

General and Administrative Expense.

     General and administrative expenses grew by Rp.416.1 billion, or 47.7%, from Rp.871.7 billion in 2000 to Rp.1,287.8 billion (US$123.8 million) in 2001. In 2001:

     - provision for doubtful accounts and inventory obsolescence decreased by Rp.5.5 billion to Rp.342.9 billion (US$33.0 million), a decrease of 1.6%, reflecting a 67.0% decrease in provisions for receivables from Mobisel, Komselindo, Metrosel and other associated companies from Rp.200.6 billion in 2000 to Rp.66.1 billion (US$6.4 million) in 2001, which offset a substantial increase in provisions for unpaid MTR and DTR from the KSO III Unit, from Rp.14.3 billion to Rp.155.5 billion (US$15.0 million) (see "Business of TELKOM -- Joint Operation Schemes (KSOs) -- Issues and Developments Relating to the KSO Investors and the KSO Units -- KSO III");

     - professional fees increased by Rp.281.9 billion to Rp.325.3 billion (US$31.3 million), an increase of 649.5%, reflecting primarily higher fees for financial, accounting and legal advisors in connection with the cross-ownership transactions involving Indosat, TELKOM's purchase of a 90.32% equity interest in Dayamitra and the arbitration proceedings with AriaWest;

     - collection expenses increased by Rp.50.4 billion to Rp.181.9 billion (US$17.5 million), an increase of 38.3%, generally in line with the growth in TELKOM's fixed line subscriber base and Telkomsel's mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions; and

     - training, education and recruitment increased by Rp.32.6 billion to Rp.147.3 billion (US$14.2 million), an increase of 28.4%, reflecting primarily the costs of financial information systems software training undertaken in 2001 and programs undertaken by Telkomsel.

     Other components of general and administrative expenses did not contribute significantly to operating expenses in 2001.

  Operating Income and Operating Margin

     As a result of the foregoing, operating income grew by Rp.1,937.5 billion, or 34.1%, from Rp.5,678.2 billion in 2000 to Rp.7,615.7 billion (US$732.3 million) in 2001. TELKOM's operating margin increased from 46.9% in 2000 to 47.2% in 2001.

  Other Income and Charges

     Other charges (net) grew by Rp.39.4 billion, or 4.4%, from a net charge of Rp.889.0 billion in 2000 to a net charge of Rp.928.4 billion (US$89.3 million) in 2001. TELKOM's interest expenses increased significantly in 2001, but this increase was substantially offset by a decrease in the net loss on foreign exchange. There is no assurance that future interest expenses will be similarly offset.

Interest Income.

     Interest income declined by Rp.120.4 billion, or 17.4%, from Rp.692.0 billion in 2000 to Rp.571.6 billion (US$55.0 million) in 2001, reflecting primarily smaller balances on average of cash and cash equivalents and in temporary investments during 2001 compared to 2000. The lower average balance of these current assets in 2001 offset the positive impact on income of higher interest rates generally paid on cash equivalents and on temporary investments as a result of higher interest rates paid on Bank Indonesia Certificates (SBI).

Interest Expense.

     Interest expenses grew by Rp.512.9 billion, or 62.8%, from Rp.816.7 billion in 2000 to Rp.1,329.6 billion (US$127.8 million) in 2001, reflecting primarily:

     - higher interest expenses on long-term liabilities (principally two-step loans) denominated in Rupiah, due to higher interest generally prevailing on loans denominated in Rupiah in 2001 compared to 2000; and

     - additional interest payable on new indebtedness to Indosat and to former shareholders of Dayamitra in 2001 incurred as a result of the cross-ownership transactions and TELKOM's purchase of a 90.32% equity interest in Dayamitra, respectively.

Gain or Loss on Foreign Exchange (Net).

     Net realized and unrealized loss on foreign exchange declined by Rp.565.4 billion, or 59.9%, from a net loss of Rp.944.1 billion in 2000 to a net loss of Rp.378.7 billion (US$36.4 million) in 2001. In both years, the net foreign exchange losses arose principally as a result of the impact of the continued depreciation of the Rupiah on the amount, expressed in Rupiah, of long-term liabilities (principally two-step loans) denominated in foreign currencies (principally the U.S. Dollar). The reduced net foreign exchange loss in 2001 principally reflected the relatively lower depreciation of the Rupiah in 2001 as compared to 2000. See "Exchange Rates".

Equity in Net Income(Loss) of Associated Companies.

     TELKOM's equity in the net loss of associated companies declined by Rp.146.3 billion, or 63.1%, from a net loss of Rp.232.0 billion in 2000 to a net loss of Rp.85.7 billion (US$8.2 million) in 2001. In 2001, TELKOM:

     - recognized an additional share in the net loss of Komselindo of Rp.92.8 billion (US$8.9 million), reflecting TELKOM's share of Komselindo's net loss for 2001, which TELKOM recognized as a result of TELKOM's converting in 2001 that amount of interconnection receivables into equity (leaving unchanged Komselindo's nil carrying value);

     - did not recognize any further share in the net loss of PSN (TELKOM recognized in 2000 a Rp.60.3 billion share in PSN's net loss that year), but instead expensed in 2001 the decline in value of TELKOM's investment in PSN under Others (Net) (see "-- Others (Net)" below); and

     - did not recognize any further share in the net loss of Satelindo (TELKOM recognized in 2000 a Rp.184.4 billion share in Satelindo's net loss that year), as a result of TELKOM's nil carrying value in Satelindo as at December 31, 2000.

     Other components of equity in net income (loss) of associated companies did not contribute significantly to Other Income and Charges in 2001.

Others (Net).

     Others (net) declined by Rp.117.9 billion, or 28.6%, from Rp.412.0 billion in 2000 to Rp.294.1 billion (US$28.3 million) in 2001. In 2001, Others (net) included the following significant income and expense items:

     - Rp.131.8 billion (US$12.7 million) in income from Infomedia, a subsidiary of TELKOM, an increase of Rp.97.0 billion, or 278.7%, from 2000;

     - Rp.132.9 billion (US$12.8 million) in income from fines from subscribers, a decrease of Rp.42.3 billion, or 31.8%;

     - Rp.101.8 billion (US$9.8 million) in income from gain on the swap share transactions (see Note 11 to the consolidated financial statements), for which there was no equivalent amount in 2000;

     - Rp.136.0 billion (US$13.1 million) in income from an accounting adjustment reversing excess accrual of interest expense in 1999;

     - Rp.81.8 billion (US$7.9 million) in expense for the amortization of intangible assets from the acquisition of a 90.32% equity interest in Dayamitra in 2001, for which there was no equivalent amount in 2000;

     - Rp.77.6 billion (US$7.5 million) in expense for the decline in value of TELKOM's investment in PSN, resulting in a nil carrying value in PSN, and for which there was no equivalent amount in 2000; and

     - Rp.55.7 billion (US$5.4 million) in accrued expense for fines potentially payable to the Government because of late payment of cash dividends declared in 2000.

     Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2001.

  Income Before Tax and Pre-Tax Margin

     As a result of the foregoing, income before tax grew by Rp.1,898.1 billion, or 39.6%, from Rp.4,789.2 billion in 2000 to Rp.6,687.3 billion (US$643.0 million) in 2001. Pre-tax margin increased from 39.5% in 2000 to 41.5% in 2001.

  Income Tax Expense

     Income tax expense grew by Rp.604.4 billion, or 41.2%, from Rp.1,466.3 billion in 2000 to Rp.2,070.7 billion (US$199.1 million) in 2001. The effective tax rate increased from 30.6% of income before tax in 2000 to 31.0% of income before tax in 2001. The increase in tax expense was partially attributable to capital gains tax of Rp.747.3 billion (US$71.9 million) payable in relation to gains realized on the disposition of TELKOM's equity interests in Satelindo and Lintasarta.

  Pre-Acquisition Loss of Subsidiaries

     Although TELKOM's acquisition of a 90.32% equity interest in Dayamitra occurred on May 17, 2001, revenue and expense items of Dayamitra were consolidated into TELKOM's consolidated statements of income for all of 2001. The net loss of Dayamitra of Rp.108.1 billion (US$10.4 million) arising prior to that date was recorded (net of MTR and DTR payable to TELKOM) as Pre-Acquisition Loss of Subsidiaries. See "-- Basis of Presentation -- Consolidation of Dayamitra and the KSO VI Unit".

  Minority Interest in Net Income of Subsidiaries

     Minority interest in the net income of subsidiaries increased by Rp.161.7 billion, or 51.7%, from Rp.312.9 billion in 2000 to Rp.474.6 billion (US$45.6 million) in 2001. The increase was primarily attributable to an increase of 51.9% in minority interest in the net income of Telkomsel from Rp.299.8 billion in 2000 to Rp.455.3 billion (US$43.8 million) in 2001.

  Net Income

     As a result of the foregoing, net income grew by Rp. 1,240.1 billion, or 41.2%, from Rp.3,010.0 billion in 2000 to Rp.4,250.1 billion (US$408.7 million) in 2001. TELKOM's margin increased from 24.9% in

2000 to Rp.26.3% in 2001. The higher net income resulted in an increase in basic earnings per share from Rp.298.61 in 2000 to Rp.421.64 in 2001.

  Equity

     Total equity declined by Rp.5,585.6 billion, or 37.5%, from Rp.14,909.2 billion in 2000 to Rp.9,323.6 billion (US$896.5 million) in 2001. The decline in equity was attributable primarily to a reduction in equity arising from the accounting treatment for the cross-ownership transactions, which offset increases in equity from retained earnings, change of equity in associated companies and a translation adjustment. TELKOM declared a cash dividend of Rp.888.7 billion (US$85.5 million) in 2001.

Cross-Ownership Transactions.

     Both TELKOM and Indosat are controlled by the Government. As a result, TELKOM's acquisition of Indosat's 35% equity interest in Telkomsel, and its divestment to Indosat of its 22.5% equity interest in Satelindo and 37.66% equity interest in Lintasarta, were accounted for as a reorganization of entities under common control. Under this accounting treatment, the aggregate difference of Rp.7,402.3 billion (US$711.8 million) (net of tax) between the net consideration paid by TELKOM to Indosat and the net book value of assets acquired or carrying value of assets transferred by TELKOM was recorded on TELKOM's Consolidated Balance Sheets for 2001 as a difference in value of restructuring transactions between entities under common control. This amount was subtracted directly from equity, and did not result in the creation of any goodwill or other amortizing asset. On November 18, 2002, TELKOM paid to Indosat the balance of the purchase price relating to the cross-ownership transactions amounting to Rp.389,167 billion. See "-- Basis of Presentation -- Accounting Treatment of TELKOM's Acquisition of Indosat's 35% Equity Interest in Telkomsel".

Change of Equity in Associated Companies.

     In 2001, as a result of TELKOM's divestment of its equity interest in Satelindo in the cross-ownership transactions, TELKOM reversed increased equity of Rp.203.3 billion (US$19.5 million) (net of deferred tax) recognized in prior years from changes of equity in Satelindo.

     In 2001, TELKOM's share of change of equity in Telkomsel was Rp.119.3 billion (US$11.5 million) (net of deferred tax).

Retained Earnings.

     Appropriated and unappropriated retained earnings grew by Rp.3,119.7 billion, or 44.8%, from Rp.6,971.0 billion in 2000 to Rp.10,090.7 billion (US$970.3 million) in 2001.

RECONCILIATION TO U.S. GAAP

     TELKOM prepares its financial statements in accordance with Indonesian GAAP, and prepares a reconciliation of net income and equity in accordance with the requirements of the U.S. Securities and Exchange Commission. The following table sets out net income for the years ended, and equity as of, December 31, 2000, 2001 and 2002 in accordance with Indonesian GAAP and U.S. GAAP:

                                                              YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                               2000            2001            2002            2002
                                           -------------   -------------   -------------   -------------
                                           RP. (BILLION)   RP. (BILLION)   RP. (BILLION)   US$ (MILLION)
NET INCOME IN ACCORDANCE WITH:
Indonesian GAAP..........................     3,010.0         4,250.1         8,345.3           936.3
U.S. GAAP................................     2,952.1         4,036.6         9,274.2         1,040.5

                                                              YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                               2000            2001            2002            2002
                                           -------------   -------------   -------------   -------------
                                           RP. (BILLION)   RP. (BILLION)   RP. (BILLION)   US$ (MILLION)
EQUITY IN ACCORDANCE WITH:
Indonesian GAAP..........................    14,909.2         9,323.6        15,899.2        1,783.8
U.S. GAAP................................    14,146.2         8,240.6        15,745.2        1,766.5

     Note 57 to the consolidated financial statements summarizes the material differences between Indonesian GAAP and U.S. GAAP as they pertain to TELKOM's financial statements. Note 58 to the consolidated financial statements sets out the reconciliation of net income and equity.

B.  LIQUIDITY AND CAPITAL RESOURCES

     TELKOM expects to have substantial liquidity and capital resources requirements in 2003 and 2004 as it continues to develop and expand its existing businesses, including entering into new businesses and acquiring certain of its KSOs. TELKOM expects that these expenditures will be important factors in preparing to face tight competition as the Indonesian telecommunications market has been deregulated and may engage during the next few years.

     In 2003 and 2004, TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:

     - capital expenditures for existing and new network and backbone infrastructure, including a satellite, a fiber optic transmission backbone from Jakarta to Medan, fiber optic transmission networks in Jakarta and Surabaya, installation and upgrading of fixed lines, and increased capacity in its mobile cellular service conducted through Telkomsel (see "-- Capital Expenditures");

     - debt service requirements relating to existing indebtedness, including two-step loans and indebtedness of subsidiaries;

     - instalment payments of the purchase price for shares in Pramindo, that were acquired in 2002;

     While still uncertain, liquidity and capital resources may be required in 2003 and 2004 to finance:

     - the acquisition of the AriaWest; and

     - the acquisition of all or some of the equity interests held by shareholders of KSO Investors other than those that TELKOM has previously purchased or is in the process of purchasing (see "Business of TELKOM -- Joint Operation Schemes (KSOs) -- Issues and Developments Relating to the KSO Investors and the KSO Units").

     Primary sources of financing available to TELKOM consist of: (i) cash flow from operating activities; (ii) financing from the bond issuance; (iii) financing from banks or export credit agencies (including financing procured by vendors); and (iv) deferred vendor payment terms.

     TELKOM believes that these sources of financing will be sufficient to fund planned capital expenditures, anticipated working capital needs and likely contractual obligations and commitments in 2003 and 2004. Nonetheless, if global or Indonesian economic conditions worsen or do not improve and/or competition or product substitution accelerate beyond current expectations, TELKOM's net cash flow from operating activities may decrease and negatively impact its liquidity.

     TELKOM manages the liquidity for all of its business segments, including KSOs controlled by TELKOM, on a total group basis. Telkomsel manages its own liquidity and accesses capital resources independently of TELKOM. TELKOM is not responsible for managing the liquidity and capital resources of the KSO units, other than the KSO I and KSO VI Unit. See "Business of TELKOM -- Joint Operation Schemes (KSOs) -- Issues and Developments Relating to the KSO Investors and the KSO

Units". Should TELKOM succeed in acquiring Ariawest, TELKOM will become responsible for managing the liquidity and capital resources of the KSO III Unit, which is controlled by AriaWest.

NET CASH FLOWS

     The following table sets forth information concerning TELKOM's consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements, except for foreign exchange convenience translations (see "-- Basis of Presentation -- Foreign Exchange Translations"):

                                                              YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                   2000       2001       2002           2002
                                                 --------   --------   --------   ----------------
                                                        (RP. IN BILLION)          (US$ IN MILLION)
Net cash flows:
  from operating activities....................   6,875.8    7,012.6   10,460.3       1,173.6
  from investing activities....................  (4,801.6)  (6,039.2)  (5,259.5)       (590.1)
  from financing activities....................  (2,110.0)  (1,662.8)  (3,145.9)       (353.0)
Change in cash and cash equivalents............     (35.8)    (689.4)   2,054.9         230.5
Cash and cash equivalents, beginning of
  period.......................................   4,369.5    4,333.7    3,644.2         408.9
Cash and cash equivalents, end of period.......   4,333.7    3,644.2    5,699.1         639.4

  NET CASH FLOWS FROM OPERATING ACTIVITIES

     TELKOM's primary source of liquidity in recent years was cash flows from operating activities as well as from financing activities. Net cash flows from operating activities totalled Rp.6,875.8 billion in 2000, Rp.7,012.6 billion in 2001, and Rp.10,460.3 billion (US$1,173.6 million) in 2002. The growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of the expansion of TELKOM's various telecommunications businesses, and in particular its mobile cellular business conducted through Telkomsel. These higher cash receipts were partially offset by rising cash paid for operating expenses.

  Year ended December 31, 2002 compared to year ended December 31, 2001.

     In 2002 compared to 2001, net cash flows from operating activities increased by Rp.3,447.7 billion, or 49.2%, primarily due to:

     - an increase of Rp.6,367.3 billion, or 55.1%, in cash receipts from telephone services and net interconnection services, which enhanced cash inflows from operating activities;

     - a decrease of Rp.970.5 billion, or 56.5%, in cash receipts from joint operation scheme, which had the countervailing effect of reducing cash inflows from operating activities; and

     - an increase of Rp.2,611.3 billion, or 49.1%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

     - an increase of Rp.830.4 billion in cash receipt from KSO Unit III for advance payment related to the conditional sales and purchase agreement for buy out KSO Unit III.

     On balance, the foregoing movements in cash flows were partially attributable to the consolidation of Dayamitra's cash flows into TELKOM's consolidated financial statements in 2001, Pramindo's in 2002 and the related elimination entries for MTR and DTR paid by Dayamitra and Pramindo. Cash inflows in 2002 were also partly offset by a reduction in interest received of Rp.25.1 billion, or 4.2%, increases in income tax paid of Rp.1,296.7 billion or 61.8%, and reduction in interest paid of Rp.335 billion or 26.7%.

  Year ended December 31, 2001 compared to year ended December 31, 2000.

     In 2001 compared to 2000, net cash flows from operating activities increased by Rp.136.8 billion, or 2.0%, primarily due to the increase of Rp.3,706.1 billion, or 41.3%, in cash receipts from telephone services and net interconnection services, which enhanced cash inflows from operating activities; a decrease of Rp.219.5 billion, or 16.5%, in cash receipts from MTR, which had the countervailing effect of reducing cash inflows from operating activities; a decrease of Rp.14.0 billion, or 2.2%, in cash receipts from DTR, which also had the countervailing effect of reducing cash inflows from operating activities; and an increase of Rp.2,272.1 billion, or 74.7%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

     The movements in cash flows were partially attributable to the consolidation of Dayamitra's cash flows into TELKOM's consolidated financial statements in 2001, and the related elimination entries for MTR and DTR paid by Dayamitra. Cash inflows in 2001 were also partly offset by a reduction in interest received of Rp.134.5 billion, or 18.5%, and increases in income tax paid and interest paid of Rp.455.5 billion and Rp. 399.4 billion, respectively, or 27.7% and 46.6%.

  NET CASH FLOWS FROM INVESTMENT ACTIVITIES

     Net cash flows used in investment activities totalled Rp.4,801.6 billion, Rp.6,039.2 billion and Rp.5,259.5 billion (US$590.1 million) in 2000, 2001 and 2002, respectively. In 2000, the rising trend also reflected increasing investments in marketable securities and time deposits. In 2001, sizeable net cash flows were used for acquisitions of subsidiaries, which were partly financed by reduced investments in marketable securities and time deposits. Liability for cross-ownership transactions is treated as an investment activity for purposes of the consolidated statements of cash flows. In 2002, the reduction trend reflected sizeable cash receipts from the sale of 12.72% TELKOM equity interest in Telkomsel and decrease of the remaining payment for cross-ownership transaction to Indosat.

     Apart from cash on hand and cash in banks, TELKOM invests substantially all of its excess cash from time to time in time deposits. At December 31, 2002, 15.9% of time deposits having a maturity greater than three months and denominated in Rupiah.

  Year ended December 31, 2002 compared to year ended December 31, 2001.

     In the year ended December 31, 2002 compared to the year ended December 31, 2001, net cash flows used in investment activities decreased by Rp.779.7 billion, or 12.9%, primarily due to:

     - a significant cash receipt of Rp.3,948.9 billion (US$443.1 million) from the sale of 12.72% TELKOM equity interest in Telkomsel; and

     - a decrease of Rp.3,634.1 billion, or 58.2%, in cash expenditures for the payment of the purchase price relating to the cross-ownership transaction in 2002 compared to 2001.

     - an increase of 747.8 billion in cashout for the payment related to the acquisition of Dayamitra and Pramindo.

     In 2002, payment of advance for investment in shares of stock reflects the payment for option of Tomen's share in Dayamitra and payment to AriaWest's shareholders related to the CSPA for buy out KSO Unit III.

  Year ended December 31, 2001 compared to year ended December 31, 2000.

     In the year ended December 31, 2001 compared to the year ended December 31, 2000, net cash flows used in investment activities increased by Rp.1,237.6 billion, or 25.8%, primarily due to a significant cash expenditure of Rp.6,243.3 billion (US$600.3 million) for the acquisition of subsidiaries, for which no equivalent cash expenditure occurred in 2000, reflecting primarily net cash outflows for the acquisition in 2001 of Indosat's 35% equity interest in Telkomsel and the acquisition of a 90.32% interest in Dayamitra; an increase of Rp.1,224.9 billion, or 51.8%, in cash expenditures for the acquisition of property, plant and equipment; and an increase of Rp.2,774.5 billion, or 54.2%, in proceeds from investments and maturity of time deposits, and a decrease of Rp.3,312.3 billion, or 43.1%, in purchases of marketable securities and placements in time deposits.

     In 2001, advances and others represented a net cash inflow of Rp.263.9 billion (US$25.4 million), reflecting a increase in advances received from customers and suppliers and a decrease in advances to suppliers.

  NET CASH FLOWS FROM FINANCING ACTIVITIES

     Net cash flows used in financing activities totalled Rp.2,110.0 billion, Rp.1,662.8 billion and Rp.3,145.9 billion (US$353 million) in 2000, 2001 and 2002, respectively. In all three years, net cash flows from financing activities were driven primarily by repayment of long-term liabilities and by cash dividends.

  Repayment of Current Indebtedness.

     At December 31, 2000, 2001 and 2002, approximately 45.8%, 63.2% and 38.5%, respectively, of TELKOM's current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loan, as liability for cross-ownership transactions was treated as an investment activity for cash flow purposes) were denominated in foreign currencies, principally the U.S. Dollar, such that the Rupiah amount of TELKOM's cash flows used for the repayment of long-term liabilities was significantly affected by the depreciation in the value of the Rupiah in 2001 compared to 2000 and in 2002 compared to 2001.

     In 2000, 2001 and 2002, TELKOM made net repayments of current indebtedness for borrowed money of Rp.895.0 billion, Rp.1,233.0 billion and Rp.2,753.5 billion (US$308.9 million), respectively. Cash outflows in 2002 were reflecting payments for two-step loans of Rp.778.6 billion, liability for acquisition of Dayamitra and Pramindo of Rp.465.0 billion and Rp.301.9 billion, respectively, long term bank loan of Rp.19.5 billion, Telkomsel's short-term bank loan from Deutsche Bank of Rp.500.0 billion, repayment of suppliers credit loan and others owed by Dayamitra of Rp.313.4 billion, and related foreign exchange effect for repayment of two-step loans and liability for acquisition of subsidiaries amounted to Rp.375.1 billion.

  Payment of Cash Dividends and General Reserve.

     TELKOM paid cash dividends and set up general reserve, as determined by the company's annual shareholder meeting, as follows:

                                                 DIVIDEND    TOTAL CASH     DIVIDEND       GENERAL
DATE OF AGM                                        YEAR       DIVIDEND      PER SHARE      RESERVE
-----------                                      --------   -------------   ---------   -------------
                                                            (RP. BILLION)     (RP.)     (RP. BILLION)
April 7, 2000..................................    1999       1,086.161      107.76         21,723
May 10, 2001...................................    2000         888.654       88.16        126,950
June 21, 2002..................................    2001       2,125,055      210.82        425,011

     In 2000, 2001 and 2002, the amount of cash dividends paid was effectively determined by the Government, which holds a majority of TELKOM's issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM's board of directors and the Government's own funding needs, in determining the portion of each year's net income to be paid out as cash dividends.

  Escrow Account.

     In 2002, TELKOM recorded a net increase in escrow account of Rp.126.2 billion, which represented the funding of a contractually-required escrow accounts established on May 17, 2001 and August 14, 2002 for the repayment of indebtedness related to the acquisition of Dayamitra and Pramindo, respectively.

WORKING CAPITAL

     Net working capital, calculated as the difference between current assets and current liabilities, was negative Rp.2,766.8 billion (US$266.0 million) at December 31, 2001 and positive Rp.125.6 billion (US$14.1 million) at December 31, 2002. The change in net working capital principally due to fund receipts from issuing bonds, selling of 12.72% Telkomsel and deposit from KSO III in connection with buy out KSO Unit III, while in the other hand, TELKOM has paid the liability for cross ownership transactions with Indosat in 2002. By year end 2002, there was significant accrual for the early retirement program which implemented in 2003.

  CURRENT ASSETS

     Current assets were Rp.7,308.5 billion at December 31, 2001 and Rp.10,980.5 billion (US$1,232 million) at December 31, 2002, reflecting an increase of Rp.3,672 billion, or 50.2%. The increase in current assets was primarily due to:

     - an increase in temporary investments of Rp.724.1 billion, or 207.5%, from Rp.348.9 billion at December 31, 2001 to Rp.1,073 billion (US$120.4 million) at December 31, 2002; and

     - an increase in cash and cash equivalents of Rp.2,054.9 billion, or 56.4%, from Rp.3,644.2 billion at December 31 2001 to Rp.5,699.1 billion (US$639.4 million) at December 31, 2002.

     The increase in cash and cash equivalents and in temporary investments primarily reflected the proceed from the sale by TELKOM of 12.72% of the equity in Telkomsel, the receipt of deposit from KSO Unit III, the issuance of TELKOM's Rupiah bond and Telkomsel's notes payable.

     At December 31, 2000, 2001 and 2002, approximately 10.9%, 13.3% and 32.4%, respectively, of TELKOM's current assets were denominated in foreign currencies, principally the U.S. Dollar, such that the depreciation of the Rupiah across these years did not significantly affect TELKOM's current assets.

  TRADE ACCOUNTS RECEIVABLE.

     Trade accounts receivable from related parties (net of allowance for doubtful accounts) grew by Rp.270.9 billion, or 26.1%, from Rp.1,037.2 billion at December 31, 2001 to Rp. 1,308.1 billion (US$146.8 million) at December 31, 2002. Trade accounts receivable from third parties (net of allowance for doubtful accounts) increased by Rp.475 billion, or 33.6%, from Rp.1,415.7 billion to Rp.1,890.7 billion (US$212.1 million), at the same dates. In the case of trade accounts receivable from related parties, the increase was primarily due to the cessation of monthly payments of MTR and DTR from KSO Unit III since May 2000 and February 2001, respectively. In the case of trade accounts receivable from third parties, the increase was primarily due to increased accounts receivable from fixed line and mobile cellular subscribers, in line with growth in these businesses. The increase in trade accounts receivable from related parties and in trade accounts receivable from third parties had the effect of increasing current assets.

     The allowance for doubtful accounts for trade accounts receivables from related parties increased Rp.250.5 billion, or 76.9%, higher at December 31, 2002 compared to 2001, from Rp.325.9 billion at to Rp.576.4 billion (US$64.7 million), primarily as a result of unpaid MTR and unpaid DTR from KSO Unit III. At December 31, 2002 compared to December 31, 2001, the allowance for doubtful accounts for trade receivables from third parties increased Rp.144.9 billion, or 57.3%, higher, from Rp.252.9 billion to Rp.397.8 billion (US$44.6 million), because the average collection period in 2002 was longer than in 2001.

  Other Current Asset and Escrow Accounts.

     At December 31, 2002, Rp.145.8 billion (US$16.4 million), of TELKOM's deposits were restricted for security interests in favor of other parties, of which US$1.8 million was used to secure Napsindo's borrowings, an associated company. TELKOM also had a credit balance of Rp.55.9 billion

(US$6.3 million) in escrow account to be funded from time to time for payments of the purchase price for the 90.32% equity interest in Dayamitra acquired in 2001 and for the repayment of indebtedness owed by Dayamitra to former shareholders, and a credit balance of Rp.242 billion (US$27.2 million) for payments of the purchase price for a 30% equity interest in Pramindo acquired in 2002. See "-- Long-Term Indebtedness -- Acquisition Indebtedness and Option Purchase Price" and "-- Dayamitra's Indebtedness".

  Current Liabilities

     Current liabilities were Rp.10,075.3 billion at December 31, 2001 and Rp.10,855 billion (US$1,217.9 million) at December 31, 2002, reflecting an increase of Rp.779.7 billion, or 7.7%. The increase in current liabilities primarily arose from the deposits received from the KSO Unit III, increase of current maturities of long term liabilities and accrued expenses.

     At December 31, 2000, 2001 and 2002, approximately 22.8%, 20.5% and 28.2%, respectively, of TELKOM's current liabilities were denominated in foreign currencies, principally the U.S. Dollar, such that the depreciation of the Rupiah across these years significantly affected TELKOM's current liabilities.

     In relation with the process of closing transaction for the buy out of KSO Unit III and the related CSPA, as of December 31, 2002, TELKOM has received payments from KSO Unit III amounting to US$91.8 million of which payment amounting to US$41.8 million was received upon the signing of CSPA and US$50 million upon the receipt of AriaWest's tax clearance. At December 31, 2002, the Rupiah equivalent of the receipts was Rp.830.4 billion and recorded as part of Advance from Customers and Suppliers.

  Current Maturities of Long-term Liabilities.

     Current maturities of long-term liabilities increased by Rp.469,651 billion, or 30.4%, from Rp.1,542.6 billion at December 31, 2001 to Rp.2,012.3 (US$225.8 million) at December 31, 2002. This increase was primarily due to payments aggregating US$74 million (Rp.659.9 billion) owed by TELKOM in 2003 for its acquisition of Pramindo in 2002.

  Accrued Expenses.

     Accrued expenses increased by Rp.1,072.8 billion, or 74.6%, from Rp.1,437.6 billion at December 31, 2001 to Rp.2,510.4 billion (US$281.7 million) at December 31, 2002. This increase was primarily due to an increase of Rp.574.9 billion in accrued expenses for early retirement benefits, which primarily reflected the accrual of expenses of Rp.714.9 billion (US$80.2 million) expected to be incurred in 2003 for TELKOM's continued early retirement program that enacted June 11, 2001. The increase also reflected an increase of Rp.306.1 billion in accrued expenses for salaries and employee bonuses and increase of Rp.142.4 billion (US$14.5 million) in accrued expense for post retirement benefit. The increase of salaries and bonuses primarily due to the accrual of bonuses amounted to Rp.171.2 billion (US$17.4 million) which was no equivalent compared to 2001. The increase in accrued net periodic post-retirement benefit cost was primarily due to an increase in unfunded post-retirement healthcare benefits provided to TELKOM employees.

LONG-TERM INDEBTEDNESS

     Consolidated total long-term indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loan and liability for cross-ownership transactions) and short-term bank loan at December 31, 2000, 2001 and 2002, was as follows:

                                                                    AT DECEMBER 31,
                                                        ----------------------------------------
                                                          2000       2001     2002(1)    2002(1)
                                                        --------   --------   --------   -------
                                                             (RP. IN BILLION)(2)           US$
Indonesian Rupiah.....................................   4,327.7    6,890.6    4,606.5     700.3
U.S. Dollar(2), (3)...................................   4,187.9    5,660.7    6,241.4     516.8
Japanese Yen(4).......................................   1,502.8    1,452.1    1,358.9     152.5
French Franc(5).......................................     264.2      190.9      157.5      17.7
Others(6).............................................      82.2       70.3       58.3       6.5
                                                        --------   --------   --------   -------
          Total.......................................  10,364.8   14,264.6   12,422.6   1,393.8
                                                        ========   ========   ========   =======

---------------

(1) Including imputed interest on liabilities for the acquisition of a 90.32% equity interest in Dayamitra and 30% equity interest in Pramindo.
(2) Amounts at December 31, 2000, 2001 and 2002 translated into Rupiah at Rp.9,675, Rp.10,450 and Rp.8,960 = US$1, respectively, being the prevailing exchange rates for buying U.S. Dollars at each of those dates.
(3) Amount at December 31, 2002 includes imputed interest on liability for acquisition of subsidiary (which relates to Dayamitra and Pramindo) of US$8.4 million (Rp.74.9 billion) and US$1.0 million (Rp.9.2 billion), being imputed interest for installment payments of the liability.
(4) Amounts at December 31, 2000, 2001 and 2002 translated into Rupiah at Rp.84.3, Rp.79.6 and Rp.75.5 = Y1, respectively, being the prevailing exchange rates for buying yen at each of those dates.
(5) Amounts at December 31, 2000, 2001 and 2002 translated into Rupiah at Rp.1,374.2, Rp.1,409.3 and Rp.1,206.1 = FRF 1, respectively, being the prevailing exchange rates to buy French francs at each of those dates.
(6) Comprises amounts expressed in Netherland Guilders and others. Amount at December 31, 2002 translated into Rupiah at Rp.3,590.2 = NLG 1, being the prevailing exchange rates to buy Euro at the date.

     Of total long-term indebtedness and short term borrowings at December 31, 2002, Rp.2,051.5 billion, Rp.1,161.5 billion and Rp.9,209.6 billion was scheduled for repayment in 2003, 2004, 2005-2025, respectively. Of these amounts, Rp.40.1 billion of the indebtedness scheduled to be repaid in 2003, Rp.0.1 billion to be repaid in 2004 and Rp.1,337.5 billion be repaid in 2007 by Telkomsel, while Rp.267.9 billion, Rp.227.8 billion and Rp.1.3 billion was to be repaid by Dayamitra in 2003, 2004 and 2005, respectively. TELKOM expects scheduled repayments of indebtedness, including that of Telkomsel and Dayamitra, to be financed primarily from net cash flows from operating activities of, and re-financing by, TELKOM, Telkomsel and Dayamitra, respectively.

     At December 31, 2002, approximately 62.1% of TELKOM's Rupiah denominated indebtedness, and approximately 21.0% of its U.S. Dollar denominated indebtedness bore interest at variable rates. TELKOM's Rupiah denominated floating rate indebtedness bore interest rates between 17.17% and 19.00%, with rates generally based on a margin over interest rates on three-month Certificates of Bank Indonesia (SBI) plus a margin of between 0.75% and 2.0%. The weighted average interest rate on Rupiah denominated floating rate indebtedness at December 31, 2002 was 17.23%. TELKOM's U.S. Dollar denominated floating rate indebtedness was subject to interest rates between 3.59% and 8.85%, with rates generally based on LIBOR plus a margin of between 0.75% and 4.5%. The weighted average interest rate on U.S. Dollar denominated floating rate indebtedness at December 31, 2002 was 7.52%. TELKOM's Rupiah denominated fixed rate indebtedness at that date bore a weighted average interest rate of 14.96%, while its U.S. Dollar denominated fixed rate indebtedness bore a weighted average interest rate of 7.65%. All of TELKOM's Japanese yen denominated indebtedness was fixed rate and bore a weighted average interest rate at December 31, 2002 of 3.11%.

     At December 31, 2002, TELKOM had the following outstanding significant indebtedness:

     - Rp.8,530.6 billion (US$957.1 million) (including current maturities) in two-step loans through the Government;

     - Rp.1,337.5 billion (US$130.1 million) in guaranteed notes payable which is owed by Telkomsel;

     - Rp.1,000.0 billion (US$112.2 million) IDR bond issued by TELKOM; and

     - US$90.7 million (Rp.808.0 billion) in acquisition indebtedness relating to TELKOM's acquisition of 90.32% equity interest in Dayamitra and acquisition of 30% equity interest in Pramindo.

     In addition, TELKOM, on its own and through Telkomsel and Dayamitra, has entered into several new bank facilities in 2002, and owes amounts under various other facilities through Indonesian Rupiah (IDR) Bond Issuance and other bank facilities. TELKOM has also entered into conditional sale and purchase agreements pursuant to which it may increase its acquisition indebtedness in 2003.

  TWO-STEP LOANS

     Since 1982, TELKOM has entered into a series of two-step loans in which the Government borrows money from supranational lenders and foreign export credit agencies, such as the World Bank and the U.S. Export-Import Bank, for on-lending to TELKOM to fund investment in property, plant and equipment. TELKOM obtained its last two-step loan in 1997, and, as a public company, is no longer eligible to obtain Government-assisted financing of this type. For a table of scheduled repayments of two-step loans, see "-- Liquidity and Capital
Resources -- Contractual Obligations and Commitments".

     At December 31, 2002, TELKOM's outstanding principal indebtedness under the two-step loans totalled Rp.8,530.6 billion (US$957.1 million), of which US$386.3 million (Rp.3,461.1 billion) was denominated in U.S. Dollars, Euro 23,007 million (Rp.215.8 billion) was denominated in Euro and Y17.8 billion (Rp.1,344.1 billion) was denominated in Japanese yen. As of December 31, 2002, TELKOM has used all facilities of two-step loans and the draw period for the two-step loan has expired.

     Two-step loans bear fixed or floating rates. Floating rates are determined by reference to interest rates on Certificates of Bank Indonesia (SBI) plus 1.0% or the interest rate offered by offshore lenders plus 0.5%. Repayments of principal are due on the loans at various dates through 2025. For the years 2003 through 2006, aggregate scheduled repayments of principal range from Rp.764.1 billion to Rp.868.6 billion per year, and average Rp.832.3 billion per year.

     The Company must maintain financial ratios as follows:

     - Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank ("ADB"), respectively.

     - Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originally from the World Bank and ADB, respectively.

     As of December 31, 2002, the Company was in compliance with the above covenants. Also See "Telkomsel's Indebtedness -- Guaranteed Notes Payable".

  GUARANTEED NOTES

     In April 2002, Telekomunikasi Selular Finance Limited ("TSFL"), Telkomsel's wholly-owned subsidiary, issued US$150 million in guaranteed notes ("Notes"). The notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007.

     On April 23, 2002, TSFL entered into subscription agreements with UBS AG ("UBS") whereby UBS agreed to subscribe and pay for the notes at an issue price equal to 99.709% of the principal amount of the notes, less any fees. TSFL has further authorized UBS to have the notes listed in the Singapore Exchange Securities Trading Limited (the "Singapore Exchange").

     Based on the "On-Loan Agreement" dated April 30, 2002, between the Telkomsel and TSFL, the proceeds from the subscription of the notes were loaned to Telkomsel at an interest rate of 9.765% per annum, payable in the same terms as above.

     TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the notes, in whole or in part, at 102.50% of the principal amount of such notes, together with interest accrued to the date fixed for redemption. If only part of the notes are redeemed, the principal amount of the notes outstanding after such redemption must be at least US$100 million.

  IDR BOND ISSUANCE

     On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounted to Rp.1,000 billion (US$112.2 million). The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded in the Surabaya Stock Exchange. The bonds mature on July 15, 2007. Net proceeds after expenses from the bond issued amounted to Rp.980.8 billion (US$110.0 million) while the total bond issuance cost were Rp.26.4 billion (US$3.0 million).

     As of December 2002, the usage of bond proceeds was Rp.137.3 billion (US$15.4 million) or 14% of bond proceed. The planned usage of the bond proceeds were approximately 84% for the CDMA project and approximately 16% for the access network.

     The Company must maintain the following consolidated financial ratios:

     - Debt service coverage ratio must exceed 1.5:1

     - Debt to equity ratio must not exceed (i) 3:1 for the period January 1, 2002 to December 31, 2002; (ii) 2.5:1 for the period January 1, 2003 to December 31, 2003; and (iii) 2:1 for the period January 1, 2004 to the date the bonds are redeemed; and

     - Debt to EBITDA ratio must not exceed 3:1

     As of December 31, 2002, the Company was in compliance with these covenants.

  ACQUISITION INDEBTEDNESS AND OPTION PURCHASE PRICE

  Dayamitra

     At December 31, 2002, TELKOM owed the following amounts to the former shareholders of Dayamitra:

     - US$25.9 million (Rp.232.2 billion), representing the unpaid portion of the purchase price for a 90.32% equity interest in Dayamitra acquired on May 17, 2001, is payable in eight quarterly instalments of US$13.0 million each started on August 17, 2001 through May 17, 2003. This amount includes imputed interest at 14.0% per annum; and

     - US$1.8 million (Rp.16.3 billion), representing the unpaid portion of the option purchase price payable to TM Communications (HK) Ltd, which TELKOM believes to be a unit of Tomen Corporation, for the right to purchase the remaining 9.68% equity interest in Dayamitra held by TM Communications, is payable in six quarterly instalments of US$0.9 million each started on August 17, 2001 through May 17, 2003. Instalments of the option purchase price are recorded as they are paid in TELKOM's Consolidated Balance Sheets as Advances and Other Noncurrent Assets. Future instalments of the purchase price are not recorded as liabilities.

     TELKOM is required to make monthly deposits of US$6.3 million into an escrow account for the purpose of funding the foregoing amounts and certain indebtedness of Dayamitra. See "-- Overview -- Changes in TELKOM's Business -- Acquisition of 90.32% Interest in Dayamitra and Tomen Option" and Note 5 to the Consolidated Financial Statements.

     TELKOM has also unconditionally guaranteed Dayamitra's outstanding indebtedness to its former shareholders and the J-Exim Bank in proportion to TELKOM's shareholding in Dayamitra. See "-- Long-Term
Indebtedness -- Dayamitra's Indebtedness".

     Pursuant to the Option Agreement between TELKOM and Tomen, the Company has a call option upon Tomen's shares valid in the period of March 25, 2003 to five days before March 26, 2006. TELKOM intends to exercise the call option by sending a letter to Tomen regarding the matter.

  Pramindo

     At December 31, 2002, TELKOM owed the following amounts to the former shareholders of Pramindo.

     - US$29.5 million (Rp.264.0 billion), representing the unpaid portion of the purchase price for France Cable et Radio;

     - US$25.8 million (Rp.231.0 billion), representing the unpaid portion of the purchase price for Astratel;

     - US$9.6 million (Rp.85.8 billion), representing the unpaid portion of the purchase price for Indosat;

     - US$5.9 million (Rp.52.8 billion), representing the unpaid portion of the purchase price for Marubeni;

     - US$2.2 million (Rp.19.9 billion), representing the unpaid portion of the purchase price for IFC USA; and

     - US$0.7 million (Rp.6.6 billion), representing the unpaid portion of the purchase price for NMP Singapore.

  RECENTLY INCURRED INDEBTEDNESS

     As of December 31, 2002, TELKOM has entered into agreements that still undisbursed as follows:

  Loan Facility from Citibank N.A. and Citibank International Plc

     On April 10, 2002, TELKOM entered into a "Loan Agreement" with Citibank, N.A ("arranger") and Citibank International Plc ("agent") supported by an export credit guarantee of Instituto per I Servizi Assicurativi del Commercio Estero (SACE-Italy), providing a total facility of US$21 million. The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Italy relating to the design, manufacture, construction, installation and testing of Sub-System VI, part of the high performance backbone network. This facility was secured by TELKOM's assets under construction that related to project pursuant to the "Partnership Agreement". This facility bears a fixed interest rate of 4.14% per annum.

 Junction Regional Division V Project

     On June 21, 2002, TELKOM entered into loan agreement with consortium for financing junction project in Regional V. The repayment is in 14 quarterly installments starting from April 2004.

     TELKOM is processing amendment to reduce the loan facility to Rp.150 billion.

  TELKOMSEL'S INDEBTEDNESS

     On July 12, 2002, Telkomsel entered into an opening LC and Trust Receipt Loan Agreement with Citibank NA providing a total facility of US$ 40 million to finance Telkomsel's capital expenditure in connection with the procurement contracts with three strategic partners and a strategic supplier. Amount drawn bears interest amounted to bank's as cost of fund plus 2.5% per annum. The loan will mature on July 12, 2003. The balance of the loan as of December 31, 2002, was US$ 4.4 million (Rp.39.2 billion).

     On July 19, 2002, Telkomsel entered into an Opening LC Agreement with Standard Chartered Bank, Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC.

     On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank which cover import facilities (US$25 million), local LC facility (Rp.100 billion), Bank Guarantee (US$25 million), and other foreign exchange facilities. The loan drawn from the facility bears interest on the basis of SIBOR plus 2.5% per annum for US Dollar facilities and of the indicative three-month SBI plus 2% per annum for Indonesia Rupiah facilities.

  Hermes Export Facility

     On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as Arranger and Agent) covering a total facility of Euro76.2 million divided into several tranches.

     The interest rate on the facility is the aggregate of the applicable margin, EURIBOR and mandatory cost, if any. Interest will be paid semi-annually starting on the facility is drawn.

  EKN-Backed Facility

     On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel obtained an EKN-Backed Facility with Citibank International plc (as Arranger and Agent) covering a total facility of US$70.48 million divided into several tranches.

     The interest rate on the facility is the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any. Interest will be paid semi-annually, starting on the date the facility is drawn.

  DAYAMITRA'S INDEBTEDNESS

     As of December 31, 2002, Dayamitra had outstanding the following significant indebtedness:

     - US$10.7 million (Rp.95.5 billion), representing a bridging loan payable by Dayamitra to Cable and Wireless Plc. and Bridge Facility;

     - US$37.8 million (Rp.338.7 billion), representing supplier's loan payable by Dayamitra to Cable and Wireless Plc. and Tomen; and

     - US$7.0 million (Rp.62.7 billion), representing a long-term bank loan payable by Dayamitra to the Export-Import Bank of Japan.

  Suppliers' Credit Loans.

     The supplier's credit loans are repayable in semi-annual instalments from 2000 through 2005. Aggregate scheduled annual repayments of principal under the loans in 2003, 2004 and 2005 are US$18.2 million, US$19.5 million and US$0.08 million, respectively. This loan is secured proportionally with collateral for bridging loan facility Cable & Wireless Plc. The loan bears interest at LIBOR plus 4.5% per annum.

  Bridging Facility.

     The bridging facility is repayable in semi-annual instalments from 2000 through 2005. Aggregate scheduled annual repayments of principal under the loans in 2003, 2004 and 2005 are US$4.7 million, US$5.9 million, and US$0.06 million, respectively. This loan is secured by an assignment of KSO revenues and bank accounts, fiduciary transfer of Dayamitra's movable assets, assignment of proceeds of early termination of the KSO license by TELKOM and assignment of insurance proceeds. The loan bears interest at LIBOR plus 4%. See Note 22 to the consolidated financial statements.

  J-Exim Loan.

     The J-Exim loan is repayable in five semi-annual instalments from March 25, 2001. TELKOM has unconditionally guaranteed this loan in proportion to TELKOM's shareholding in Dayamitra. The loan bears interest at LIBOR plus 1%.

MARKET RISK MANAGEMENT

     TELKOM is exposed to market risks primarily from: (i) changes in foreign currency exchange rates; (ii) changes in interest rates; and (iii) equity price risk on the value of its long-term investments.

     TELKOM generally does not enter into forward foreign exchange contracts or foreign currency swap contracts to hedge its foreign currency liabilities, as it believes that the expenses associated with fully hedging such liabilities is not justified. TELKOM hedges its foreign currency exposures through time deposit placement, mainly in U.S. Dollars. As of December 31, 2002, TELKOM's deposits in U.S. Dollars totalled US$364.8 million (Rp.3,261.5 billion), which covered approximately 41.7% of all obligations related to borrowings in foreign currencies from January 1, 2001 to December 31, 2002. TELKOM generally does not enter into interest rate swap agreements or any other type of hedging arrangement to manage its exposure to interest rate fluctuations. TELKOM manages such exposure through maintaining a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets, rates for which are reset periodically.

     TELKOM's exposure to market risks fluctuated significantly during 1999, 2000 and 2001 as the Indonesian economy was affected by a significant fluctuation in the Rupiah exchange rate and interest rates. TELKOM is not able to predict whether similar conditions will continue in 2003 or thereafter.

  EXCHANGE RATE SENSITIVITY

     TELKOM's exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the two-step loans from the Government and are expressed in U.S. Dollars, Japanese Yen, French Franc, Deutsche Mark and Netherlands Guilder. For a description of TELKOM's foreign currency assets and liabilities, see Note 54 to the Consolidated Financial Statements included elsewhere in this Annual Report. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.

  INTEREST RATE SENSITIVITY

     TELKOM's exposure to interest rate fluctuations results primarily from floating rate long-term indebtedness pursuant to two-step loans from the Government used to finance TELKOM's capital expenditures and which bear interest at rates based on the average for the preceding six months for three month certificates issued by Bank Indonesia, and from floating rate long-term indebtedness of TELKOM's consolidated subsidiary, Dayamitra, which bear interest at LIBOR plus a certain percentage ranging from 1.0% to 4.5% per annum. See Notes 24, 25, 26, and 29 to the Consolidated Financial Statements included elsewhere in this Annual Report. To the extent interest rates in Indonesia fluctuate significantly, TELKOM's interest obligations under its long-term indebtedness may decrease.

  EQUITY PRICE RISK

     TELKOM's long-term investments consist primarily of minority investments in the equity of private Indonesian companies. The financial performance of these companies have been and are likely to continue to be affected by difficult macroeconomic and social conditions in Indonesia. See "-- Overview -- Industry and Economic Factors -- Economic situation in Indonesia".

CAPITAL EXPENDITURES

     At December 31, 2002, TELKOM spent on it's capital expenditures of Rp.2.1 trillion (US$233.2 million), which almost absorbed by 100% compared the Capex plan 2002 of Rp.2.2 trillion, and Telkomsel spent Rp.5 trillion for network infrastructure and other investments.

     TELKOM groups its capital expenditures into the following categories for planning purposes:

     - Infrastructure, which consists of transmission network, access network, data backbone and fixed line network backbone infrastructure;

     - Phone, which consists of fixed wireline and fixed wireless telephone services;

     - Mobile, which consists of GSM and analog mobile wireless telephone services, and is presently conducted principally through Telkomsel;

     - Multimedia, which consists of cable and satellite direct to home (DTH) television, Internet access, VoIP services, data services and B2B commerce; and

     - Service-Net, which consists of various commercial services intended to increase traffic on TELKOM's network, including interconnection, I-network and third party call centers.

     At December 31, 2002 the Company had committed but unincurred Capex of Rp.6,574 billion which are expected to be incurred in 2003, 2004 and to be financed mostly by internal cash generation.

     The following table sets out TELKOM's historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM's other consolidated subsidiaries:

                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                  2000(1)   2001(1)   2002(2)   2003(2)   2004(2)
                                                  -------   -------   -------   -------   -------
                                                                 (RP. IN BILLION)
TELKOM:
Infrastructure:
  Transmission Network and Backbone(3)..........    161.2      78.2     337.1   1,360.2   1,200.4
  Access Network................................  1,004.6     661.0     862.9   2,043.9   2,500.8
     Subtotal Infrastructure....................  1,165.8     739.2   1,200.0   3.404.1   3,701.2
Commercial Services:
  Phone(4)......................................    528.0     285.5     523.6     222.1     500.1
  Mobile Cellular(5)............................       --    263.90        --        --        --
  Multimedia(6).................................     99.0     113.7     154.7     103.6     300.1
  Services-Net..................................    107.4     275.6      59.8     153.9     250.1
     Subtotal Commercial Services...............    734.4     938.7     738.1     479.6   1,050.3
  Supporting Services...........................    203.1     196.3     140.2     195.8     250.1
     Subtotal TELKOM............................  2,103.3   1,874.3   2,078.4   4.079.6   5,001.6
TELKOMSEL(7)....................................       --   2,964.0   4,531.0   4.860.0     3,720
DAYAMITRA(8),(9)................................       --      30.2      40.6      32.0      47.0
                                                  -------   -------   -------   -------   -------
INFOMEDIA NUSANTARA.............................                         25.9      35.0      14.3
                                                  -------   -------   -------   -------   -------
PRAMINDO IKAT NUSANTARA.........................                        109.4      21.9      30.0
                                                  -------   -------   -------   -------   -------
INDONUSA TELEMEDIA..............................                          2.6      18.0      28.1
                                                  -------   -------   -------   -------   -------
GRAHA SARANA DUTA...............................                          0.8      32.2      14.5
                                                  =======   =======   =======   =======   =======
Total...........................................  2,103.3   4,868.5   6,788.7   9,078.7   8,855.5
                                                  =======   =======   =======   =======   =======

---------------

(1) Amounts for 2000, 2001 and 2002 are actual expenditures.
(2) Amounts for 2003 and 2004 are planned capital expenditures.
(3) Consists of data backbone and fixed-line network backbone
(4) Consists of capital expenditures by TELKOM and subsidiaries other than Dayamitra and Pramindo.
(5) Consists of capital expenditures by TELKOM and subsidiaries other than Telkomsel. TELKOM's investment in its GSM mobile cellular business has been entirely through Telkomsel since April 3, 2002.
(6) Consists of view and internet services
(7) Consists of capital expenditures by Telkomsel. Amounts not shown for years prior to Telkomsel's becoming a consolidated subsidiary of TELKOM in 2001.
(8) Consists of capital expenditures by Dayamitra. Amounts not shown for years prior to Dayamitra's becoming a consolidated subsidiary of TELKOM in 2001.
(9) Amount for 2003 and 2004 is subject to downward adjustment.

     Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM's ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of an innovative approach to revenue sharing, which TELKOM refers to as "pay as you grow". See "Investment Considerations -- Capital Expenditure Risk", "-- Capital Expenditures -- Financing" and "Business of TELKOM -- Business Strategy -- Seek New Approaches for Procurement Contracts".

  PLANNED INVESTMENTS IN 2003

     In 2003, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.

  Planned Investments in Infrastructure

     TELKOM's planned capital investments in infrastructure in 2003 total Rp.3.404.1 billion, allocated as follows:

     - Rp.1,139.2 billion for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network in the cities of Jakarta and Surabaya, a backbone/long haul transmission network on the island of Sumatra and an additional ground satellite segment in Jakarta;

     - Rp.2,043.9 billion for capital investments in access infrastructure, which are expected to include investments in fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks;

     - Rp.1.2 billion for capital investments in TELKOM's data backbone infrastructure, which are expected to include investments in router backbone infrastructure, frame relay equipment and ATM equipment; and

     - Rp.219.8 billion for capital investments in fixed line network, which are expected to include investments in signaling and trunk networks.

     For a more complete discussion of TELKOM's planned infrastructure investments, see "Business of TELKOM -- Network Development".

  Planned Investments in Commercial Services

     In 2003, TELKOM also plans to spend Rp.479.6 billion for capital investments in commercial services, allocated as follows:

     - Rp.222.1 billion for capital investments in Phone-Net, which include additional capacity, service enhancements and upgrades, including to its value added services and software and mechanical and electrical systems;

     - Rp.8.4 billion for capital investments in View-Net, or cable television, which include for a hybrid fiber/coax (HFC) system and cable television
       (CATV) system;

     - Rp.95.2 billion for capital investments in Inter-net, which include for a remote access server (RAS) system, increase the number of TELKOM's VoIP access points, Internet multiplexing (IMUX) system for Internet and data access, Internet data center (IDC) and Internet value added services such as B2B e-commerce; and

     - Rp.153.9 billion for capital investments in Services-net, including customer care, including call center facilities, billing system and TELKOM's business enterprise project, which caters to the largest 20% by value of TELKOM's corporate clients, as well as better network management and management information systems.

  Planned Investments in Supporting Services

     TELKOM's planned capital investments in supporting services, which include research and development, building facilities and office facilities, totals Rp.195.8 billion in 2003.

  FINANCING

     In common with many Indonesian state-owned enterprises, TELKOM has historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, TELKOM has funded its capital investments largely through internally generated cash flows from operating activities. On July 16, 2002, TELKOM issued a fixed rate IDR Bond in the amount of Rp.1.0 trillion with tenor of five years with fixed interest rate of 17%. TELKOM is presently in the process of exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.

  Two-Step Loans

     Since 1982, TELKOM has entered into a series of two-step loans in which the Government borrows money from supranational lenders and foreign export credit agencies for on-lending to TELKOM to fund investment in property, plant and equipment. TELKOM obtained its last two-step loan in 1997, and, as a public company, is no longer eligible to obtain Government-assisted financing of this type. See "-- Liquidity and Capital Resources -- Long-Term
Indebtedness -- Two-Step Loans".

  Revenue Sharing

     Until recently, TELKOM made use of revenue sharing arrangements to develop fixed line networks in heavily populated urban areas of Indonesia, public card-phone booths and its analog mobile cellular networks. Under revenue sharing arrangements, investors finance the costs incurred in procuring and installing equipment, while TELKOM manages and operates the equipment after installation. Investors legally retain rights to the equipment during the revenue-sharing period but transfer ownership to TELKOM at the end of the revenue-sharing period. Revenue sharing ratios and periods vary and are generally designed to provide investors an agreed rate of return. TELKOM no longer favors the use of revenue sharing arrangements to finance capital investments, because of the difficulty of assuring the achievement of agreed rates of return to investors in the increasingly volatile Indonesian telecommunications industry. TELKOM entered into its last revenue sharing agreement providing for a fixed rate of return in 1994 and does not expect to enter into any new revenue sharing agreements on this basis in the future. See "Business of TELKOM -- Revenue Sharing Arrangements and Joint Ventures".

     TELKOM funded Rp.102.4 billion of capital investments in fixed line telephone services in 1999 through revenue sharing arrangements. It did not fund any other capital investments through revenue sharing arrangements in 1999, 2000 or 2001, and does intend to do so in the future, except in the context of its efforts to promote a "pay as you grow" approach to funding capital investments. See "-- Capital Expenditures -- Financing -- Pay as you Grow".

  Direct Borrowing

     Beginning in 2002, TELKOM intends to fund a significant portion of its capital expenditures through vendor-procured and other direct borrowing from banks and other lenders, including the capital markets. On February 25, 2002, TELKOM borrowed US$4.0 million and Rp.90.0 billion from a consortium of Indonesian banks to finance the development of an Internet protocol backbone. TELKOM had never previously borrowed directly from a commercial bank to finance capital expenditures. On April 10, 2002, TELKOM borrowed US$44.4 million and Rp.173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone on Sumatra. On June 21, 2002, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acting as facility agent with loan facility amounting to Rp.150.0 billion to fund the development of regional junction Regional Division V project. A substantial portion of these loans were supported by export credit agency guarantees procured by the equipment vendors for the project. Prior to this transaction, TELKOM had not previously borrowed with the support of export credit agency guarantees, except in the two-step loans extended through the Government.

  Pay as You Grow

     See: "Item 4 Information on the Company -- Business Strategy -- Maintaining Sustainability of Financial Performance"

  IDR Bond Issuance

     See: "Item 5 B Liquidity and Capital Resources -- Long-term Indebtedness"

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The following summarizes TELKOM's contractual cash obligations at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

                                                   PAYMENT DUE BY PERIOD (IN MILLION RUPIAH)
                                          ------------------------------------------------------------
                                                     LESS THAN
CONTRACTUAL OBLIGATION                     TOTAL      1 YEAR     1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
----------------------                    --------   ---------   ---------   ---------   -------------
Two-step loan(1)........................   8,530.6      836.1     1,728.9     1,434.1       4,531.5
Guaranteed notes(2).....................   1,337.5         --          --     1,337.5            --
Bonds(2)................................   1,000.0         --          --     1,000.0            --
Liability for acquisition of a
  subsidiary(3).........................     808.0      808.0                      --            --
Suppliers' credit loans(4)..............     338.7      163.1       175.6          --            --
Long-term bank loan(2)..................     247.4      162.1        85.3          --            --
Bridging loans(5).......................      95.5       42.1        53.4          --            --
Short-term bank loan....................      39.2       39.2          --          --            --
Project cost payable....................      15.5         --          --          --          15.5
Others..................................      10.2        9.0         1.2          --           9.3
                                          --------    -------     -------     -------       -------
          Total.........................  12,422.6    2,051.5     2,043.2     3,771.6       4,556.3
                                          ========    =======     =======     =======       =======

---------------

(1) Relates to a series of two-step loans from the Government. See "-- Liquidity and Capital Resources -- Long-Term Indebtedness -- Two-Step Loans" and Note 24 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(2) See Note 28 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(3) Includes capitalized interest of liabilities incurred in the acquisition of 90.32% equity interest in Dayamitra and 30% equity interest in Pramindo. See "-- Overview -- Changes in TELKOM's Business -- Acquisition of 90.32% interest in Dayamitra and Tomen Option" and Notes 5 and 27 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(4) Relates to supplier and credit loans of Dayamitra guaranteed by TELKOM. See "-- Liquidity and Capital Resources -- Long-Term Indebtedness -- Dayamitra's Indebtedness" and Note 25 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(5) Relates to a bridging facility of Dayamitra guaranteed by TELKOM. See
    "-- Liquidity and Capital Resources -- Long-Term Indebtedness -- Dayamitra's Indebtedness" and Note 26 to the Consolidated Financial Statements included elsewhere in this Annual Report.

OTHER CONTRACTUAL OBLIGATIONS AND COMMITMENTS

  NAPSINDO

     The Company pledged its time deposits of US$1.8 million as collateral for the loan facility granted to Napsindo. The time deposits will mature on August 28, 2003.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

     TELKOM's consolidated financial statements are prepared in accordance with accounting principles that are generally accepted in Indonesia. The consolidated financial statements include the financial statements of the Company and its subsidiaries if the Company has direct or indirect controlling interest of more than 50% or has significant control, although TELKOM does not consolidate a subsidiary if control is expected to be temporary. Subsidiaries acquired that are accounted for using the purchase method are consolidated from the time the Company obtains control on such subsidiaries. The preparation of these financial statements requires TELKOM's management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. TELKOM's management continually evaluates its estimates and judgments including those related to revenue recognition, allowances for doubtful accounts, allowance for inventory obsolescence, useful lives of property, plant and equipment, useful lives of property, plant and equipment under revenue sharing arrangements, investments, pension and post-retirement benefits and income taxes. TELKOM's management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. TELKOM also provides a summary of significant differences between accounting principles followed by TELKOM and its subsidiaries and U.S. generally accepted accounting principles. TELKOM believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

  REVENUE RECOGNITION

     TELKOM records revenue for fixed line telephone, cellular telephone and other operating revenue transactions. TELKOM recognizes revenue from installations (fixed line telephone) at the time the installations are placed in service while those from usage charges are recognized as customers incur the charges.

     Revenues from service connections (connection fee) are recognized as income at the time the connection takes place, while those from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of sale of starter packs, also known as Subscriber Identification Module (SIM) cards and pulse reload vouchers, are recognized as follows:

     - Sales of starter packs are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers, and

     - Sales of pulse reload vouchers are recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

     Other operating revenues such as revenue from network interconnection with other domestic and international telecommunication carriers are recognized as incurred and are presented on a net basis.

     Revenue earned under revenue-sharing arrangements is recognized on the basis of TELKOM's share as provided in the agreement.

     TELKOM's share of distributable KSO revenue (revenue earned under Joint Operation Schemes) is recognized on the basis of the agreed TELKOM's percentage share of the KSO revenues, net of Minimum TELKOM Revenue (MTR) and operational expenses of the KSO Units, as provided in the KSO agreements.

  ALLOWANCES FOR DOUBTFUL ACCOUNTS

     An allowance for doubtful account is provided based on a review of the status of the individual receivable accounts at end of the year. TELKOM maintains allowances for doubtful accounts for estimated losses that result from the inability of TELKOM's customers to make required payments. TELKOM bases its allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond TELKOM's estimates, TELKOM would increase its allowances for doubtful accounts by recording additional expense.

  ALLOWANCES FOR INVENTORY OBSOLESCENCE

     Inventory is stated at cost or net realizable value, whichever is lower. Cost is determined using the weighted average method, except for PT Graha Sarana Duta (GSD), a subsidiary, which uses the first-in, first-out (FIFO) method. TELKOM maintains allowances for inventory obsolescence for estimated losses that result from net realizable value of the inventory.

  ESTIMATED USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT -- DIRECT ACQUISITIONS

     TELKOM estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. TELKOM reviews these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, TELKOM uses cash flows that take into account management's estimates of future operations.

     The cost of maintenance and repairs is charged to operations as incurred; expenditures which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity and improvement in the quality of output or standard of performance are capitalized. When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the current operations.

     Computer software used for data processing is added to the value of the computer hardware to which it is attributed.

     Property under construction is stated at cost, which includes all borrowing costs during construction on debts incurred to finance the construction. Gain on foreign exchange that can be attributed to the property under construction is adjusted to the foreign exchange differential and capitalized as a borrowing cost. Property under construction is transferred to the respective property, plant and equipment account when completed and ready for use.

  PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE SHARING-ARRANGEMENTS

     Under Indonesian Statement of Financial Accounting Standards ("PSAK") No. 35, "Accounting for Income from Telecommunications Services", assets under revenue-sharing arrangements are to be capitalized by the party (the organizing body) to whom ownership of such assets shall be transferred at the end of the revenue-sharing period, if the following criteria are met:

     - there is a certainty that the organizing body will acquire the assets, the ownership of which will be transferred at the end of the revenue-sharing period;

     - the organizing body will be free from any claims from third parties with respect to the acquisition of such assets; and

     - the agreement covering the revenue-sharing arrangements is irrevocable.

     TELKOM records such assets as "Property, Plant and Equipment under Revenue-Sharing Arrangements" (with a corresponding initial credit to "Unearned Income under Revenue-Sharing Arrangements" presented under liabilities) based on the costs incurred by the investors as agreed upon in the contracts entered into by TELKOM and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

     Property, plant and equipment and unearned income are recorded at the beginning of the revenue-sharing period. The unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

     At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the "Property, Plant and Equipment" account. When property, plant and equipment under revenue-sharing arrangements are acquired by TELKOM before the end of the revenue-sharing period, the net book value of the assets is reclassified to the "Property, Plant and Equipment" account, and the balance of the related unearned income is reflected as gain or loss in current operations.

  INVESTMENTS

     Investments in available for sale securities are stated at fair value. Unrealized gains or losses from the increase or decrease in fair value are recorded as part of equity and recognized as income or expenses of the period when realized.

     Investments in shares of stock with ownership interest of 20% to 50%, directly or indirectly owned, are accounted for using the equity method whereby TELKOM's proportionate share in the income or loss of the associated company after the date of acquisition is added to or deducted from, and the dividends received are deducted from, the acquisition cost of the investments. Equity in net income or losses is adjusted for the straight-line amortization, over five years, of any goodwill recorded upon acquisition of associated companies. The carrying amount of the investments is written down to recognize any permanent decline in the value of individual investments. Any such write down is charged directly to current operations.

     Investments in shares of stock with ownership interest of less than 20% that do not have readily determinable fair values and are intended for long-term investments are stated at cost. The carrying amount of the investments is written down to recognize any more than temporary declines in the value of the individual investments. Any such write down is charged directly to current operations.

     Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized in equity as "Difference Due to Change of Equity in Associated Companies", and recognized as income or expenses in the period in which the investments are disposed.

  PENSION AND POST-RETIREMENT BENEFITS

     TELKOM established a defined benefit pension plan covering all its permanent employees.

     Current service cost is charged to operations in the current period. Past service cost, actuarial adjustments and the effect of changes in assumptions for active participants are amortized using the straight-line method over the estimated average residual employment period that has been determined by the actuary.

     The method used by the actuary for the actuarial calculation is the Projected-Unit-Credit method.

     Early retirement benefits are recognized at the time TELKOM makes a strong commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. TELKOM is demonstrably committed to a termination when, and only when, TELKOM has a detailed formal plan for the early retirement and such plan is without realistic possibility of withdrawal.

     TELKOM also recognizes the cost of providing post-retirement healthcare plan benefits over the working lives of its employees based on actuarial computations. This practice is similar to that provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" ("SFAS 106"), of U.S. GAAP.

     The amounts recognized in TELKOM's consolidated financial statements related to pension and post-retirement benefits are determined on an actuarial basis, which utilizes many assumptions in the calculation of such amounts. A significant assumption used in determining TELKOM's net pension credit (income) and post-retirement expense is the expected long-term rate of return on pension fund assets. In 2002, TELKOM assumed an expected long-term rate of return on pension fund assets of 13% with a salary growth rate of approximately 6.0%.

     Another estimate that affects TELKOM's net pension credit and post-retirement expense is the discount rate used in the annual actuarial valuations of pension and post-retirement benefit plan obligations. At the end of each year, TELKOM determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income investments. At December 31, 2002, TELKOM's discount rate was 13.0%.

  INCOME TAXES

     Current tax expense is determined based on taxable income for the year computed using prevailing tax rates.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

     Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

     Deferred tax assets and liabilities are offset in the balance sheet, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

C.  RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY

     TELKOM makes significant investments to improve its product and service offerings. Such expenditure amounted to approximately Rp.33.1 billion in 2000, Rp.39.5 billion in 2001 and Rp.9.0 billion (US$1 million) in 2002.

     TELKOM does not at present own any registered patents, although it is in the process of registering a patent on a smart phone terminal that it has developed which allows subscribers to enjoy subscription features, including caller line identification, SMS, and message waiting indicator. It has also registered or is in the process of registering its trade and service marks in Indonesia.

     TELKOM also has developed an in-house software application to aid in the development of new telecommunication services and an in-house web-based software application to aid in project management.

D.  TREND INFORMATION

     A number of developments have had an may have in the future a material impact on TELKOM's results of operations, financial condition and capital expenditures. These developments include:

     - increasing relative contribution of Telkomsel to our consolidated revenues;

     - higher domestic fixed line tariffs beginning in 2002;

     - commencement of an early retirement program in 2002;

     - ongoing issues with KSO Investors;

     - acquisition of a 30% equity interest in Pramindo;

     - conditional acquisition of AriaWest and settlement of AriaWest arbitration; and

     See "Item 5A. Operating Results -- Overview and -- Recent Developments".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     In accordance with Indonesian law, the Company adopt a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are conducted by the Board of Directors, whose members are comprised of the top executives of the Company, comparable to the chief executive officer, chief financial officer and other such officers of corporations incorporated under the laws of the States of the United States.

BOARD OF COMMISSIONERS

     TELKOM's Articles of Association (the "Articles"), referring to the Indonesian Company Law, states that the principal statutory duties of the Board of Commissioners is to supervise the policies of the Board of Director in the operation and management of the Company and to give advice to the Board of Director. In carrying out its supervisory activities, the Board of Commissioners is accountable to the general meeting of shareholders.

     The Board of Commissioners, which supervises the management of TELKOM and the implementation of TELKOM business plan by the Board of Director, does not have day-to-day management functions or authority, except in limited circumstances where all members of the Board of Directors have been suspended for any reason.

     The Articles provide that the Board of Commissioners shall consist of at least two (2) members, one of whom shall be the President Commissioner. The current Board of Commissioner of TELKOM consist of five (5) members, two of whom are independent commissioners.

     Pursuant to the Articles, each Commissioner is appointed for a term commencing from the date of the appointment by the general meeting of shareholders until the closing of the third annual general meeting of shareholders following the date of appointment, without prejudice to the right of the general meeting of shareholders to discharge a Commissioner at any time before his or her term of office expires. If the position of a Commissioner becomes vacant for any reason, the Articles further provide that within 60 days as of the occurrence of such vacancy, an announcement that there will be notice for a general meeting of shareholders must be made to nominate a successor.

     Pursuant to the Articles, meetings of the Board of Commissioners shall be presided over by the President Commissioner. To fulfills where the President Commissioner is absent, another member of the Board of Commissioners chosen from the Commissioners present shall preside over the meeting.

     Meetings of the Board of Commissioners must be held at least once every three months and at any other time (i) upon request of the President Commissioner, (ii) upon request of one-third of the members of the Board of Commissioners, (iii) upon written request of the Board of Directors, or (iv) upon request of a shareholder or a group of shareholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The quorum for all Board of Commissioners meetings is more than one-half of the total number of the Commissioners then represented in person or by proxy granted to one of the other Commissioners of TELKOM at such meeting.

     Resolutions of a meeting of the Board of Commissioners shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of

Commissioners present or represented at the meeting. In the event of a tie, the proposed resolution shall be deemed to have been rejected.

     The current members of the Board of Commissioners of the Company are as follows:

                    NAME                      AGE            TITLE                 SINCE
                    ----                      ---   ------------------------   -------------
Bacelius Ruru...............................  53    President Commissioner     April 7, 2000
P. Sartono..................................  58    Independent Commissioner   June 21, 2002
Arif Arryman................................  47    Independent Commissioner   June 21, 2002
Agus Haryanto...............................  49    Commissioner               June 21, 2002
Djamhari Sirat..............................  56    Commissioner               June 21, 2002

  BACELIUS RURU

     Mr. Ruru has been President Commissioner of TELKOM since April 7, 2000. In addition, he has served as Chairman of the Jakarta Initiative Task Force since 2000. Prior to that time, Mr. Ruru served in various positions with the Ministry of Finance from 1973 to 2000. Mr. Ruru graduated with a degree in law from the University of Indonesia and with an LLM degree from Harvard Law School. Mr. Ruru is also the Chairman of Capital Market.

  P SARTONO

     Mr. P Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. He joined TELKOM in 1990 and has held several positions at TELKOM including Head of Sub-directorate of Legal and Overseas Relations Corporate Secretary, as well as President Director of PT Telekomindo Primabhakti. Mr. P Sartono holds a degree in law from Trisakti University and a Master of Management (Marketing) from IPWI Jakarta.

  ARIF ARRYMAN

     Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition he has served as Independent Commissioner of PT Bank BNI since 2001. Previously, he served as an advisor to the Coordinating Minister of Economy and a member of the assistance team to the Ministry of Finance. Mr. Arryman graduated with a degree in Technical Industry from Bandung Institute of Technology, a Master degree in Engineering from Asia Institute of Technology, Bangkok, Diploma d'Etude Approfondie from University Paris-IX Dauphine France, and a Ph.D degree in Economics from University of Paris-IX Dauphine France.

  AGUS HARYANTO

     Mr. Haryanto has been a Commissioner of TELKOM since June 21, 2002. In addition, he has served as the Secretary General of Department of Finance since 2002. Previously, Mr. Sidhi served in various positions in the Department of Finance. Mr. Haryanto graduated with a degree in Law from University of Indonesia, an MA and Phd degree in Economics from University of Colorado, USA.

  DJAMHARI SIRAT

     Mr. Sirat has been a Commissioner of TELKOM since June 21, 2002. In addition, he currently serves as the Director General of Post and Telecommunications. Previously, Mr. Sirat served in various positions in the Department of Tourism, Post and Telecommunications. graduated with a degree in Electrical Engineering from University of Indonesia, an MSc and Phd degree from University of Manchester, England.

BOARD OF COMMISSIONERS' COMMITTEES

     The Board of Commissioners has currently two standing committees: the Audit Committee and the Nomination and Remuneration Committee. An Independent Commissioner chairs both committees, while the committees other members consist entirely of external and non affiliated members.

     The Audit Committee of the Board of Commissioners currently composed of 3 (three) members, Mr. Arif Arryman, an Independent Commissioner is the Chairman; Mr. Ghazali Latief, an independent external member, is the financial and accounting expert; and Mr. Sutardi, an independent external member, is the corporate and legal affairs expert. An Audit Committee Charter (the "Charter") that has been adopted by the Board of Commissioners and Board of Directors governs the committee. The Charter outlines the committee's purpose, function and responsibilities and specify that the committee is responsible for:

     - overseeing the Company's financial reporting process on behalf of the Board of Commissioners. As part of its responsibilities, the committee will recommend to the Board of Commissioners, subject to shareholder approval, the selection of the TELKOM's external auditor;

     - discussing with the internal auditors and the external auditor the overall scope and specific plans for their respective audits. The committee will also discussed the TELKOM's consolidated financial statements and the adequacy of the TELKOM's internal controls;

     - meeting regularly with TELKOM's internal auditors and external auditor, without management present, to discuss the results of their examinations, their evaluation of TELKOM's internal controls, and the overall quality of TELKOM's financial reporting; and

     - carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters.

     The Nomination and Compensation Committee of the Board of Commissioners was established on September 19, 2002. Currently the committee is composed of four
(4) members. Mr Petrus Sartono, an Independent Commissioner is the chairman; Mr. Budi W. Soetjipto, Mr. Ferdinand T Siagaan and Mr. Wustari H. Mangunwidjaya are the other independent members. The independent members are human resource and compensation system experts contracted for a limited period. Based on the Board of Commissioner decree, the Nomination and Compensation Committee's main task and responsibility include the following:

     - formulating selection criteria and nomination procedure for Commission and Directors;

     - selecting and nominating the candidates for Commissioners and Directors;

     - establishing selection criteria and requirements for Senior Managers;

     - establishing criteria and procedure for evaluating Director's performance;

     - evaluating Commissioners performance using peer review;

     - evaluating and overseeing the practice of Good Corporate Governance in the selection and nomination system;

     - formulating a compensation system for Commissioners and Directors; and

     - developing and evaluating a company-wide compensation system.

     The Commissioners' business address is Jalan Gatot Subroto No. 52, Jakarta 12570, Indonesia.

BOARD OF DIRECTORS

     The Board of Directors consists of one President Director and four Directors. Directors are elected and dismissed by shareholders' resolutions at a general meeting of shareholders, which meeting must be attended by the holder of the Dwiwarna Share and which resolution must be approved by the holder of the Dwiwarna Share. Each Director is appointed for a term commencing from the date of appointment by the general meeting of shareholders from candidates nominated by the holder of the Series A Dwiwarna Share until the closing of the fifth annual general meeting of shareholders after the date of appointment, without prejudice to the right of the general meeting of shareholders to discharge a Director at any time before his/her term of office expires.

     The principal functions of the Board of Directors are to lead and manage TELKOM and to control and manage TELKOM's assets. The Board of Directors is responsible for the day-to-day management of TELKOM under the supervision of the Board of Commissioners. The Articles provide that the Board of Directors shall consist of at least two Directors, one of whom shall be the President Director.

     The President Director, or in case of his absence, another Director as provided for in the Articles shall have authority to represent TELKOM and execute documents on behalf of TELKOM, subject to the provisions of the Articles. The President Director shall preside over meetings of the Board of Directors or in his absence, any other member of the Board of Directors appointed from among and by those present may preside over such meetings.

     The Articles provide that meetings of the Board of Directors may be held whenever considered necessary upon the request of (i) the President Director,
(ii) at least one-third of the members of the Board of Directors, (iii) the Board of Commissioners, or (iv) any shareholder or a group of shareholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The Articles further provide that the quorum for all Directors' meetings is more than one-half of the members of the Board of Directors present or represented in person or by proxy granted to another Director of TELKOM in such meeting. At Directors' meetings, each Director shall have one vote and one additional vote for each other Director he represents as proxy.

     Resolutions of a meeting of the Board of Directors shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of Directors present or represented at the meeting. In the event of a tie, the matter shall be determined by the Chairman of the meeting.

     The current members of the Board of Directors are as follows:

NAME                    AGE                        TITLE                             SINCE
----                    ---   ------------------------------------------------   -------------
Kristiono.............  49    President Director                                 June 21, 2002
Agus Utoyo............  50    Director of Human Resources and Support Business   June 21, 2002
Guntur Siregar........  51    Director of Finance                                June 21, 2002
Garuda Sugardo........  53    Director of Telecommunications Service Business    June 21, 2002
Suryatin Setiawan.....  48    Director of Telecommunications Network Business    June 21, 2002

  KRISTIONO

     Mr. Kristiono has been the President Director of TELKOM since June 21, 2002. He joined TELKOM in 1978 and has held several positions in various departments. He previously served as Director of Technology and Planning of TELKOM and Head of Regional Division V Surabaya. Mr. Krisiono graduated with a degree in Electrical Engineering from Surabaya Institute of Technology.

  AGUS UTOYO

     Mr. Utoyo has been the Director of Human Resources and Support Business of TELKOM since June 21, 2002. Since 1975 he has held various positions in TELKOM. Mr. Utoyo holds a degree in Electrical Engineering from Maranatha Christian University. Mr. Utoyo was previously the Head of the Regional Division I Sumatra.

  GUNTUR SIREGAR

     Mr. Siregar has been the Director of Finance of TELKOM since June 21, 2002. Previously, he served in as Director of Commerce of PT Indosat and TELKOM's Head of Regional Division II Jakarta. Mr. Siregar holds a degree in Electrical Engineering from Bandung Institute of Technology.

  GARUDA SUGARDO

     Mr. Sugardo has been the Director of Telecommunications Service Business of TELKOM since June 21, 2002. Previously, he served in as Director of Operation and Technical of PT Indosat well as a number of positions at TELKOM from 1977 to 2000. Mr. Sugardo holds a degree in Electrical Engineering from University of Indonesia.

  SURYATIN SETIAWAN

     Mr. Setiawan has been the Director of Telecommunications Network Business of TELKOM since June 21, 2002. Previously, he served as head of TELKOM's Research and Technology Division from 1995 to 2001. In addition, Mr. Setiawan currently served as the President Commissioner for Telkomsel. Mr. Setiawan graduated with a degree in Electrical Engineering from Bandung Institute of Technology.

     None of the Directors has a service contract with the Company nor are any such contracts proposed. The Directors' business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners is related to one another.

B.  COMPENSATION

     Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial operating targets, the amounts of which are determined by the shareholders at the general meeting of shareholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner's term pursuant to an MOF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the shareholders at the general meeting of the shareholders. Bonuses are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the shareholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2002, the aggregate compensation paid by the Company to all Commissioners and Directors as a group was Rp.10.09 billion (US$1.1 million) (including bonuses and the cost of benefits provided to Directors, such as housing facilities and transportation allowances).

C.  BOARD PRACTICES

     Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the Board of Directors, so long as the position remains vacant, one of the other directors will be nominated by the Board of Commissioners to perform the work of the absent director. If, for any reason, the Company ceases to have any Directors, the Board of Commissioners is to assume the ongoing obligations of the Board of Directors and must convene a general meeting of shareholders to elect a new Board of Directors within at least 60 days.

     The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; participating in or disposing of other capital investments; establishing subsidiaries; entering into licensing agreements, management contracts or similar agreements with other entities for a period of more than one year; selling or otherwise disposing of fixed assets; ceasing to collect or writing off bad debts from the Company's books or inventory in excess of the amount stipulated by the Board of Commissioners; binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and assuming or granting intermediate or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company's work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 5% or more of the Company's revenues or 10% or more of stockholders' equity or such other amount as specified in Indonesian capital market regulations must be authorized by the shareholders at the general meeting of shareholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.

     The Articles provide that members of the Board of Directors are prohibited from assuming the following: (i) a position as director of another state-owned corporation or private companies, (ii) any position within the structural or functional department of the central or district government, or (iii) other positions outside TELKOM which may directly or indirectly raise conflicts of interest with TELKOM and/or which violate the provisions of applicable laws and regulations. The Articles further provide that if members of the Board of Directors wish to assume any other position not prohibited above or wish to obtain an exemption from the foregoing prohibitions, such Director would require permission from the Board of Commissioners. In addition, such appointment shall be reported to the general meeting of shareholders.

     In addition, the Articles prohibit a Director with conflicting interests representing TELKOM in the issues causing such conflict of interest. In such cases, TELKOM shall be represented by another member of the Board of Directors with the consent of the Commissioners. In the event that TELKOM faces a conflict of interest with all members of its Board of Directors, TELKOM shall be represented by the Board of Commissioners or a member of the Board of Commissioners chosen by the Commissioners in the issues causing such conflict.

     None of the Directors or Commissioners has any substantial interest, direct or indirect, in any company carrying on a similar trade as TELKOM.

D.  EMPLOYEES

     As of December 31, 2002, the Company had 34,678 employees, of which 24,543 and 10,135 personnel were employed in TELKOM and KSO Regions respectively. As of December 31, 2001, the Company had 37,422 employees, of which 18,926 and 18,496 personnel were employed in TELKOM and KSO Regions respectively. As of December 31, 2000 the Company had 37,705 employees, of which 18,917 and 18,788 were employed in TELKOM and KSO regions respectively.

     The table below sets forth a breakdown of TELKOM's employees by position as at December 31, 2002:

                                                            TELKOM REGIONS         KSO REGIONS
                                                                 AS AT                AS AT
                                                           DECEMBER 31, 2002   DECEMBER 31, 2002(1)
                                                           -----------------   --------------------
Senior management........................................          178                     2
Middle management........................................        1,808                   305
Supervisors..............................................        5,910                 2,128
Others...................................................       16,647                 7,700
                                                                ------                ------
          Total..........................................       24,543                10,135
                                                                ======                ======

---------------

Note:
(1) This includes employees in KSO I (Pramindo) and KSO III (AriaWest), both of which are subject to conditional sale and purchase agreements.

     TELKOM's KSO Employees remain employees of TELKOM and are subject to all employment rules and policies of TELKOM in force at that time, except to the extent that rules and policies are supplemented, in favor of the employee, by the rules and policies of the KSO Unit. Additional KSO Employees are the employees of the KSO Investor, and TELKOM has no obligation to continue their employment at the end of the KSO Period.

     In general, TELKOM employees receive a base salary and salary-related allowances, a bonus and various benefits, including a pension plan, medical benefits for themselves and certain members of their immediate family, housing allowance, other allowances and certain other benefits, including those related to performance of the employee's working unit.

     Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.134 billion to Rp.197 billion. Bonuses paid by TELKOM are allocated only to Non-KSO Division employees. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances, and uniform bonuses for employees at each staff level for each Division are then determined.

     Pursuant to TELKOM's initial public offering in 1995, 116,667,000 shares of Common Stock were reserved for mandatory sale to employees of the Company. The Company paid for such shares (which were sold at the same per share price as the public offering price of shares of Common Stock sold in Indonesia pursuant to the Initial Public Offering (i.e., Rp.2,050 per share)) on behalf of its employees as follows: 90% of the purchase price was deducted from employee cash bonuses that had been previously allocated but not paid; the Company paid the balance of the purchase price plus taxes payable by its employees on the purchase of such shares (amounting to approximately 15% of the purchase price) and reported those payments as additional vacation pay, employee incentives and other allowances. TELKOM does not otherwise maintain an employee share scheme for any of its employees or senior management.

     TELKOM'S mandatory retirement age for all employees is 56. Upon reaching 56, employees and their dependents are entitled to a pension under a defined benefit plan depending on their length of service to TELKOM. The amount of the pension entitlement is based on the employee's years of service and salary level upon retirement and is transferable to dependents upon the employee's death. The main sources of pension fund are the contributions from the employees and TELKOM. Employees contribute 8.4% of basic salary and TELKOM contributes the remaining amount required to fund the plan. TELKOM's contributions to the pension fund were Rp.228.5 billion, Rp.129.3 billion and Rp.327.8 billion (US$36.8), respectively, for the years ended 2000, 2001 and 2002. See Note 45 to the Consolidated Financial Statements.

     On July 1, 2002, TELKOM has increased the minimum pension benefit for retired employee to approximately Rp.425,000 per month effective as of January 1, 2003. Current employees who effectively retired since July 2002 receive an increase of monthly pension benefit amounting to twice the amount of it's basic monthly salary. This policy applied to employees who retired at normal pension age (56).

     TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 and have 20 years of service, will be funded by TELKOM Healthcare Foundation; (ii) for employees hired after November 1, 1995, will be insuranced by Company through Insurance Company. TELKOM's contributions to the plan were Rp.82.9 billion, Rp.40.3 billion and Rp.55 billion (US$6.2), respectively, for 2000, 2001, and 2002. See Note 46 to the Consolidated Financial Statements.

     In May 2000, TELKOM employees formed a union named "Serikat Karyawan TELKOM" or "SEKAR". The formation of SEKAR is in accordance with the Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. As of December 31, 2002, approximately 90% of

TELKOM's employees were members of SEKAR. Such membership is not compulsory. Although TELKOM believes that its relations with SEKAR are good, SEKAR has held various protests and work stoppages, mainly in relation to the transfer of KSO IV assets to Indosat and operational disputes between AriaWest and TELKOM employees in the KSO III region.

E.  SHARE OWNERSHIP

     All the directors and commissioners individually beneficially own less than one percent of the shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to shareholders or otherwise made public.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

GENERAL

     At March 14, 2003, to the Company's knowledge, apart from the Government, there were no shareholders beneficially owning more than 5% of the Company's Common Stock.

     The following table sets forth certain information as of December 31, 2002 with respect to (1) persons known to the Company to be the owner of more than 5% of the Company's Common Stock (whether directly or beneficially through ADSs); and (2) the total amount of any class of the Company's Common Stock owned by the Commissioners and Directors of the Company as a group.

                         IDENTITY OF
TITLE OF CLASS         PERSON OR GROUP   AMOUNT OWNED    PERCENT OF CLASS
--------------         ---------------   -------------   ----------------
Series A                 Government                 1           100%
Series B                 Government      5,160,235,355        51.19%

     As of December 31, 2002, a total of 36,054,553 American Depositary Shares ("ADSs") and 10,079,999,639 series B shares (including the series B shares represented by these ADSs) were outstanding.

     The Government holds a majority of the outstanding series B shares of TELKOM. In addition, the Government is the holder of the series A Dwiwarna share, which has special voting rights. See "Item 7. Major Shareholders and Related Party Transactions -- Relationship with the Government -- Government as Shareholder".

     The Government holds a majority of the outstanding Common Stock of the Company and so retains control of the Company and has the power to elect all of its Board of Commissioners and all of its Board of Directors and to determine the outcome of substantially all actions requiring the approval of the shareholders. In addition, the Company's Common Stock is also owned by Pension Funds, Insurance Funds and other Institutions, owned or controlled, directly or indirectly, by the Government.

     The Government is also the holder of the Dwiwarna Share, which has special voting rights. The material rights and restrictions which are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and it has a veto with respect to
(i) election and removal of Directors; (ii) election and removal of Commissioners; and (iii) amendments to the Articles of Association, including amendments to merge or dissolve the Company prior to the expiration of its term of existence, increase or decrease its authorized capital, and reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock.

     TELKOM's total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the State of the Republic of Indonesia. On November 14, 1995, the Government sold some of its TELKOM shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the State of the Republic of Indonesia. The Government also conducted a global share offering listed on the New York Stock Exchange and the London Stock Exchange for 700 million series B shares owned by the State of the Republic of Indonesia, which were converted into 35 million ADSs. Each ADS represents 20 series B shares.

     In December 1996, the Government of the Republic of Indonesia completed a block sale of 388 million series B shares. In 1997, the Government distributed 2,670,300 series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering.

     In May 1999, the Government completed another block sale of 898 million series B shares.

     Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of TELKOM's issued share capital has to be at least 25% of the total par value of TELKOM's authorized share capital, or in TELKOM's case, Rp.5 trillion. To comply with the law, it was resolved at the annual general meeting of shareholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid in capital. The bonus shares were distributed to the then existing shareholders in August 1999.

     In December 2001, the Government conducted another block-sale of 1,200 million shares (or 11.90% of the total outstanding series B shares).

     In July 16, 2002, the Government sold 312 million B shares (3.1% of total listed B shares) through an accelerated placement of the Company's shares to institutional investors in Indonesia and globally at Rp.3,635 per share.

RELATIONSHIP WITH THE GOVERNMENT

  GOVERNMENT AS SHAREHOLDER

     As of December 31, 2002, the Government held approximately 51.19% of TELKOM's Common Stock and the Series A share (the "Dwiwarna Share"), which carries special voting rights. As its largest shareholder, the Government is interested in TELKOM's performance both in terms of the benefits it provides to the nation as well as its ability to operate on a commercial basis. The Government is also the holder of the Series A share (the "Dwiwarna Share"), which has special voting rights. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles, including actions to merge or dissolve TELKOM, increase or decrease its authorized capital, or reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government's rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share.

     It is the policy of the Company not to enter into transactions with affiliates unless the terms thereof are no less favorable to the Company than those which could be obtained by the Company on an arm's-length basis from an unaffiliated third party. The State Minister of State-owned Enterprise ("SMSOE") has advised the Company that the MoF, in its capacity as controlling shareholder of the Company, will not cause the Company to enter into transactions with other entities under its control unless the terms thereof are consistent with the Company's policy set forth in the preceding sentence. The Company anticipates that the SMSOE will adopt a similar policy.

     Under regulations of Badan Pengawas Pasar Modal ("BAPEPAM"), Indonesia's capital markets supervisory agency, because the Company is listed on Indonesia's stock exchanges, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the holders of shares of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before the Company was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM regulations to mean the difference between the economic interests of the Company and its shareholders, on the one hand, and the personal economic interests of the members of the board of commissioners, board of directors or principal shareholders (a holder of 20% or more of the issued shares), and their respective affiliates jointly or separately on the other. A conflict of interest also exists when members of the board of commissioners, board of directors or a principal shareholder of the Company or their respective affiliates is involved in a transaction in which their personal interests may be in conflict with the interest of the Company. BAPEPAM has powers to enforce this rule; shareholders of the Company may also be entitled to seek enforcement or bring enforcement action based on this rule.

     Transactions between TELKOM and other state-owned or controlled enterprises could constitute "conflict of interest" transactions under the BAPEPAM regulations, and the approval of disinterested shareholders would have to be obtained if a conflict of interest were to exist. TELKOM believes that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and TELKOM's business are on an arms-length, commercial basis and do not constitute "conflict of interest" transactions for which a disinterested shareholder vote would be required. Such transactions might include the sale by TELKOM of telephone services to state-owned or controlled enterprises or the purchase by TELKOM of electricity from a state-owned enterprise. Moreover, the BAPEPAM regulations do not require TELKOM to obtain disinterested shareholder approval of any transaction, the principal terms of which were disclosed in the Indonesian prospectus for the Initial Public Offering. TELKOM expects, however, in light of the substantial presence enterprises owned or controlled by the Government, through the MOF, SMSOE, or one of its or their affiliates have in Indonesia, it may be desirable, in connection with the development and growth of TELKOM's business, for TELKOM to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, TELKOM may seek to consult BAPEPAM in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM regulations. If BAPEPAM were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its regulations, TELKOM would proceed without seeking disinterested shareholder approval. If, however, BAPEPAM were to take the position that the proposal would require a vote of disinterested shareholders under its rule, TELKOM would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

  GOVERNMENT AS REGULATOR

     The Government regulates the telecommunications sector through the MoC. In particular, the MoC has authority to issue decrees implementing laws, which are typically broad in scope, thereby giving the Ministry considerable latitude in implementing and enforcing regulatory policy. Pursuant to such decrees, the MoC defines the industry structure, determines the tariff formula, determines TELKOM's USO obligations and otherwise controls many factors that may affect TELKOM's competitive position, operations and financial condition. Through the DGPT, the Government regulates frequency and bandwidth allocation, and TELKOM must obtain a license from the DGPT for each of its services as well as the utilization of frequency and bandwidths. The Company and other operators are also required to pay radio frequency usage fees. Telkomsel also holds several licenses issued by the MoC for the provision of its cellular services and from BKPM relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network coverage. The Government through the MoC, as regulator has the power to grant new licences for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector

  GOVERNMENT AS LENDER

     As of December 31, 2002, the Government has sub-loaned borrowings from foreign lenders amounting to Rp. 8,389.04 billion (US$ 936.28 million). TELKOM is obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. At the end of December 2002, foreign currency loans represented 59.33% of the outstanding total of such loans. The remaining 40.67% of such outstanding loans is denominated in Rupiah. In 2002, the annual interest rates charged on loans repayable in Rupiah range from 12.25% to 17.75%, on those repayable in U.S. Dollar range from 4.0% to 8.8% and on those repayable in Japanese Yen range from 3.1% to 3.20%.

  GOVERNMENT AS CUSTOMER

     The Government purchases services from the Company on a commercial basis. Government entities, in the aggregate, constitute the largest user of the Company's services. The Company, however, deals with the various departments and agencies of the Government as separate customers, and the provision of services to any single department or agency does not constitute a material part of TELKOM's revenues. The Government and government agencies are treated for tariff purposes as "residential". which rates are lower than the business service rates.

OTHER

  PROPORTION OF SECURITIES OF TELKOM HELD IN INDONESIA AND OUTSIDE INDONESIA

     As of December 31, 2002, 15,678 persons, including the Government, were registered as holders of 10,079,999,640 shares of TELKOM's Common Stock in Indonesia. There were a total of 36,054,553 ADSs held by 175 registered holders as of December 31, 2002. Such ADSs are traded on the NYSE and the LSE.

  CHANGE IN CONTROL

     There are no arrangements which are known to the Company which may result in a change in control to the Company.

B.  RELATED PARTY TRANSACTIONS

     TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 47 to the Company's Consolidated Financial Statements. The most significant of these transactions include:

  GOVERNMENT OF THE REPUBLIC OF INDONESIA

     The Company obtained "two-step loans" from the Government of the Republic of Indonesia, the Company's majority shareholder.

     The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the Ministry of Communication (formerly, Ministry of Tourism, Post and Telecommunication) of the Republic of Indonesia. Concession fees amounted to Rp78.5 billion, Rp63.6 billion and Rp70.6 billion in 2000, 2001 and 2002, respectively. Concession fees reflected 1.2%, 0.7% and 0.6% of total operating expenses in 2000, 2001, and 2002, respectively. Radio frequency usage charges amounted to Rp16.7 billion, Rp101.3 billion and Rp11.9 billion in 2000, 2001 and 2002, respectively. Radio frequency usage charges reflected 0.3%, 1.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

  COMMISSIONERS AND DIRECTORS REMUNERATION

     The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. Total of such benefits amounted to Rp4.8 billion, Rp7.2 billion, and Rp9 billion in 2000, 2001 and 2002, respectively, which reflected 0.1%, 0.1%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

     The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp22,650 million, Rp30,329 million, and Rp42.7 billion in 2000, 2001 and 2002, respectively, which reflected 0.4%, 0.4%, and 0.4% of total operating expenses in 2000, 2001, and 2002, respectively.

  INDOSAT

     The Company has an agreement with Indosat, a majority state-owned international telecommunication services company, for the provision of international telecommunication services to the public. The principal matters covered by the agreement are as follows:

     - The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunication (AVD), hotline and teleconferencing. The Company receives compensation for the services, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunication of the Republic of Indonesia.

     - The Company has also entered into an interconnection agreement between the Company's PSTN network and Indosat's STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation. Pursuant to the Minister of Communication Decree regarding the transfer of license of Indosat's mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile ("IM3"), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

     - The Company's compensation relating to leased lines/channel services, such as IBS, AVD and printers is calculated at 15% of Indosat's revenues from such services. Indosat also leases circuits from the Company to link Jakarta and Medan.

     - The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

     Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

     - Telkomsel's GSM mobile cellular telecommunication network is connected with Indosat's international gateway exchanges to make outgoing or receive incoming international calls through Indosat's international gateway exchanges.

     - Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat's revenues from the related services made through Indosat's international gateway exchanges.

     - Billings for international calls made by customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat's share of revenue although billings to customers have not been collected.

     - The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expired on February 28, 2003. Telkomsel is still negotiating a new agreement In the interim, interconnection revenue was charged based upon the previous agreement.

     The Company and its subsidiaries earned net interconnection revenues from Indosat of Rp.93.2 billion, Rp.54.0 billion and Rp.158 billion in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0.3%, and 0.7% of total operating revenues in 2000, 2001, 2002, respectively.

     Telkomsel also has an agreement for the usage of Indosat's telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp.11.8 billion, Rp.13.4 billion and Rp.12.7 billion in 2000, 2001 and 2002, respectively, reflecting 0.2%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

     Other agreement between Telkomsel and Indosat are as follows:

  Development and maintenance for Jakarta-Surabaya cable system agreement ("J -- S Cable System").

     Telkomsel, Lintasarta, Satelindo and Indosat ("the parties") entered into the Development and Maintenance for Cable System Agreement. The parties formed a management committee, to direct the development of the cable system that was completed in 1998. Based on the agreement, Telkomsel shares 19.325% of total development cost. Telkomsel shares the total cost of operation and maintenance based on the agreed formula.

     Telkomsel's share of the cost of operation and maintenance amounted to Rp.0.9 billion and Rp.1,359 million for the year 2002 and 2001, respectively.

  Indefeasible Right of Use Agreement

     On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of SEA -- ME -- WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an irrevocable right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2,727,273. Beside the aforementioned prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

  Indosat, on behalf of IM3, on November 1, 2001 entered into an interconnection agreement with Telkomsel.

     Telkomsel's GSM cellular mobile network transferred to IM 3's network, that enable Telkomsel's customer to make or receive a call from or to IM 3's customers.

     - Supply and installation of interconnection tools needed is Telkomsel's responsibility.

     - The agreement is effective upon the signing date and extendable for a period agreed by both parties.

     Based on the amendment upon the above agreement, since December 14, 2001, Telkomsel's customers are able to send and receive short message services from IM3's customers.

     The Company and its subsidiaries incurred net interconnection costs from IM3 of Rp.421 million in 2002 and earned net interconnection revenue from IM3 of Rp.157 million in 2001.

  SATELINDO

     The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

     - Interconnection of the Company's PSTN with Satelindo's international gateway exchange, enabling the Company's customers to make outgoing or receive incoming international calls through Satelindo's international gateway exchange.

     - Billings for the international telecommunication services used by domestic customers through Satelindo's international gateway exchange will be handled by the Company.

     The Company also has an agreement with Satelindo for the interconnection of Satelindo's GSM mobile cellular telecommunication network with the Company's PSTN, enabling the Company's customers to make outgoing calls to or receive incoming calls from Satelindo's customers.

     Interconnection revenues earned from Satelindo were Rp.227.2 billion, Rp.293.7 billion and Rp.459.3 billion in 2000, 2001 and 2002, respectively, reflecting 1.9%, 1.8%, and 1.1% of total operating income for 2000, 2001, and 2002, respectively.

     The Company leases international circuits from Satelindo. Payments made in relation to the lease amounted to Rp.19.6 billion, Rp.28.1 billion and Rp.32.2 billion in 2000, 2001 and 2002, respectively, which was 0.3%, 0.3%, and 0.3% of total operating expenses for 2000, 2001, and 2002, respectively.

     Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo's establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company's satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B2P and B2R Palapa satellite had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

     In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta that had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43.0 billion to the Company for the thirty-year right. Satelindo paid Rp.17.2 billion in 1995 and the remaining Rp.25.8 billion has not been paid because the Utilization Right ("Hak Pengelolaan Lahan") on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024.

  AGREEMENT WITH GOVERNMENT AGENCIES AND ASSOCIATED COMPANIES

     The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company's Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.86.3 billion, Rp.89.5 billion and Rp.44,108 million in 2000, 2001 and 2002, respectively, which was 0.7%, 0.6%, and 0.2% of total operating revenues in 2000, 2001, and 2002, respectively.

     The Company provides leased lines to associated companies and Indosat's subsidiaries -- CSM, Lintasarta, Satelindo, Komselindo, Excelcomindo Pratama, Mobisel, Metrosel and PSN. The leased lines can be used by the associated companies permanently or temporarily for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.17.4 billion, Rp.19.8 billion and Rp.199.7 billion in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.9% of total operating revenues in 2000, 2001, and 2002.

     The Company provides a data communication network system for Lintasarta -- (an Indosat subsidiary) and operates a telemetry tracking and command station for PSN -- (an associated company). Revenues earned by the Company from these transactions amounted to Rp.16,384 million, Rp.28 billion and Rp. nil in 2000, 2001 and 2002, respectively which was, 0.1%, 0.2%, and 0% of total operating revenues in 2000, 2001, and 2002.

     The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia ("PT Inti"), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika which is an associated company of Dana Pensiun Telkom, Telekomindo and PT Bangtelindo which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp.104.7 billion, Rp.100.4 billion and Rp.164.6 billion in 2000, 2001 and 2002, respectively, which was 1.6%, 1.2%, and 1.4% of total operating expenses in 2000, 2001, and 2002, respectively.

     Inti is also a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from Inti in 2000, 2001 and 2002 amounted to Rp.405.3 billion, Rp.663.6 billion and Rp.34.7 billion, respectively, reflecting 6.3%, 7.8%, and 0.3% of total operating expenses in 2000, 2001, and 2002, respectively.

     The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses and on employees' social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp.109.8 billion, Rp.83.9 billion and Rp.110.5 billion in 2000, 2001 and 2002, respectively, reflecting 1.7%, 1%, and 0.9% of total operating expenses in 2000, 2001, and 2002, respectively.

     The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. As of December 31, 2001, the Company also had an investment in mutual funds managed by Danareksa, a state-owned company. Total placements in the form of current accounts and time deposits in state-owned banks amounted to Rp.3,778,099 and Rp.6,097,618 million as of December 31, 2001 and 2002, respectively, which was 11.5% and 14.4% of total assets as of December 31, 2001 and 2002, respectively.

     The Company has revenue-sharing arrangements with Telekomindo. Revenues earned under these arrangements amounted to Rp.5.4 billion, Rp.6 billion and Rp.10.2 billion in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.1% of total operating revenues in 2000, 2001, and 2002, respectively.

     The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom -- a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.35.1 billion, Rp18.7 billion and Rp.15.9 billion in 2000, 2001 and 2002, respectively, which was 0.5%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

     The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp.2.2 billion, Rp.1.8 billion and Rp.1.4 billion in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.1% of total operating expenses for 2000, 2001, and 2002, respectively.

     In 1991, the Company granted loans to Koperasi Telekomunikasi ("Koptel") amounting to Rp.1 billion to support Koptel's activities in providing housing loans to the Company's employees. The balance of the loans amounted to Rp.0.2 billion as of December 31, 2001 and Rp.0.1 billion as of December 2002, which is immaterial to the Company's total assets as of December 31, 2001 and 2002.

     The Company and its subsidiaries earned interconnection revenues from Komselindo, Excelcomindo Pratama, Metrosel, Mobisel, Ratelindo, BBT, PSN and Patrakomindo, which are associated companies, totaling Rp.671.6 billion, Rp.345.3 billion and Rp.213.1 billion in 2000, 2001 and 2002, respectively, which was 5.5%, 2.1%, and 1% of total operating revenues in 2000, 2001, and 2002, respectively.

     In addition to revenues earned under the KSO Agreement (see Note 49), the Company also earned income from building rental, repairs and maintenance services, and training services provided to the KSO Units, amounting to Rp.95.3 billion, Rp.114.2 billion and Rp.47.2 billion in 2000, 2001 and 2002, respectively, which was 0.8%, 0.7%, and 0.2% of total operating revenues in 2000, 2001, and 2002.

     The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and YKPT (see Notes 45 and 46).

     The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provides certain of its related parties with the right to use its buildings free of charge.

C.  INTEREST OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 17. Financial Statements" incorporated herein by reference.

MATERIAL LITIGATION

     On May 15, 2001, AriaWest commenced arbitration proceedings against TELKOM, and each of TELKOM and AriaWest have submitted claims for breach of the KSO III Agreement for resolution by arbitration.

     On May 15, 2001, AriaWest alleged in its Request for Arbitration (the "Request") that TELKOM materially breached the KSO III Agreement by, among other things, (i) terminating certain exclusive rights allegedly granted to AriaWest;
(ii) failing to transfer control of the KSO III Unit's finances, employees and management to AriaWest and interfering with AriaWest's efforts to exercise management control over the KSO III Unit; (iii) preventing the Government from implementing certain tariff increases in 1999 and 2000; and (iv) failing to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO III Agreement requested by AriaWest. AriaWest has alleged damages in excess of US$1.3 billion, but has not specified the amount of damages associated with most of its claims.

     On August 20, 2001, TELKOM submitted its Answer and Counterclaims to AriaWest's Request for Arbitration (the "Answer"). In the Answer, TELKOM denied the claims and allegations in the Request. It also asserted counterclaims against AriaWest, including claims that AriaWest breached the KSO Agreement and related agreements by (i) failing to timely pay MTR, DTR and late payment charges; (ii) wrongfully rejecting TELKOM's termination of the KSO III Agreement and related agreements and abandoning its obligations under the KSO Agreement;
(iii) mismanaging the KSO III Unit; (iv) failing to construct the minimum number of new and non-defective telecommunication facilities required under the KSO III Agreement; and (v) failing to refund to TELKOM certain overpayments of operating capital expenditures AriaWest received from TELKOM. In an Amended Supplemental Counterclaim dated November 6, 2001, TELKOM also alleged that AriaWest breached its duty of confidentiality under the KSO Agreement and committed defamation by disclosing to the press the results of a "forensic audit" conducted by PriceWaterhouseCoopers. TELKOM has not quantified all of its damages, but has claimed amounts in excess of Rp.528 billion with respect to non-payment of MTR and

Rp.113 billion with respect to non-payment of DTR. TELKOM has not received from the KSO III Unit MTR payments from May 2000 and DTR payments from at least as early as January 2001.

     On July 9, 2001, TELKOM notified AriaWest that it was terminating the KSO III Agreement, including AriaWest's rights to manage and control the KSO III Unit. AriaWest refused to accept TELKOM's termination, and claimed that TELKOM had wrongfully claimed control of the KSO III Unit and interfered with its right to manage the KSO III operations. TELKOM claimed that AriaWest's failure to properly manage and operate the KSO III Unit prior to termination, as well as its conduct subsequent to termination, resulted in a severe operational crisis in the KSO III Unit, including, among other things, service disruptions, employee unrest and customer complaints. TELKOM claimed that AriaWest's failure to properly manage and operate the KSO III Unit prior to termination, as well as its conduct subsequent to termination, resulted in a severe operational crisis in the KSO III Unit, including, among other things, service disruptions, employee unrest and customer complaints.

     By a letter dated October 8, 2001, TELKOM informed AriaWest that it intended to immediately implement certain interim management measures as a conservatory measure to address the severe operational crisis faced by the KSO III Unit. The interim management measures were intended, among other things, to prevent further disruption to telecommunications services both inside and outside the KSO III region, ensure the prompt restoration of service within the KSO III region, prevent further harm to the telecommunications infrastructure in the KSO III region, protect the financial value of the KSO system and its assets and infrastructure, avoid further employee unrest arising from non-payment of salaries, and mitigate damages to the KSO III Unit from potential third-party lawsuits.

     The interim management measures were implemented through the Deputy General Managers of the KSO III Unit, based on guidelines issued by TELKOM on October 9, 2001, and authorized the Deputy General Managers to, among other things, (i) ensure that customer repairs and complaints were processed and addressed as soon as possible; and (ii) direct the employees in the KSO III Unit who were signatories on the KSO III Unit accounts to access such accounts for the following limited purposes:

     - to access up to Rp.30 billion per month for the payment of specified operating expenses of the KSO III Unit;

     - to pay past due taxes to the local government; and

     - to pay past due amounts to suppliers and vendors.

     The guidelines did not authorize the KSO III Unit employees to access the KSO III Unit's revenues to pay MTR to TELKOM or Distributable KSO Revenues to TELKOM and AriaWest, or to reimburse either TELKOM or AriaWest for any claimed expenses.

     In a December 14, 2001 amendment to the Request, AriaWest asserted several additional claims against TELKOM, including, among other things, that TELKOM breached the KSO III Agreement and related agreements by allegedly (i) wrongfully terminating the KSO III Agreement without proper cause; (ii) wrongfully implementing the interim management measures; and (iii) failing to pay amounts allegedly due and owing under the "forensic audit" conducted by PriceWaterhouseCoopers. The parties jointly requested a stay of the arbitration prior to the date that TELKOM was required to answer AriaWest's new claims or assert any new counterclaims.

     Pursuant to the conditional sale and purchase agreement relating to the AriaWest shares and related agreements, the arbitration proceedings will be stayed from the date of the AriaWest Purchase Agreement until August 30, 2002, and the parties have agreed that, from the date of receipt of certain tax letters until the closing or termination of the AriaWest Purchase Agreement, TELKOM may implement the interim management measures in its sole and absolute discretion and without being subjected to any liability or obligation to the KSO III Unit or AriaWest and its shareholders and affiliates. Subject to the parties proceeding to closing, on the closing date, TELKOM and AriaWest will submit a joint notice to the arbitration tribunal that the claims and counterclaims in the arbitration have been settled.

     Apart from the above, TELKOM is not a party to any other litigation or legal proceedings which it believes would, individually or taken as a whole, have a material adverse effect on its business, financial condition and results of operations.

B.  SIGNIFICANT CHANGES

     See Note 56 to the Company's Consolidated Financial Statements in relation to material subsequent events occurring after December 31, 2002.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

     The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.

                            SHARE PRICE INFORMATION

                                                              PRICE PER SHARE
                                                              ---------------
CALENDAR YEAR                                                  HIGH     LOW
-------------                                                 ------   ------
                                                                (IN RUPIAH)
1998........................................................  4,629    1,204
1999........................................................  4,629    2,407
2000........................................................  4,350    2,025
First Quarter...............................................  4,350    3,325
Second Quarter..............................................  3,775    2,675
Third Quarter...............................................  3,325    2,600
Fourth Quarter..............................................  2,890    2,025
2001........................................................  3,400    1,825
First Quarter...............................................  3,150    1,775
Second Quarter..............................................  3,200    2,175
Third Quarter...............................................  3,525    2,650
Fourth Quarter..............................................  3,250    2,425
2002
First Quarter...............................................  4,300    2,825
Second Quarter..............................................  4,725    3,700
Third Quarter...............................................  3,900    3,125
Fourth Quarter..............................................  4,000    2,350
  October...................................................  3,450    2,350
  November..................................................  3,550    3,000
  December..................................................  4,000    3,450
2003
First Quarter
  January...................................................  3,800    3,225
  February..................................................  3,700    3,300
  March.....................................................  3,750    3,150

     On December 27, 2002 (at last trading in JSX), the closing price for a share of Common Stock was Rp.3,850.

     The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.

                             ADS PRICE INFORMATION

                                                               PRICE PER ADS      PRICE PER ADS
                                                                  (NYSE)              (LSE)
                                                              ---------------    ---------------
CALENDAR YEAR                                                  HIGH      LOW      HIGH      LOW
-------------                                                 ------    -----    ------    -----
                                                              (IN US DOLLAR)     (IN US DOLLAR)
1998........................................................   9.78     2.49      9.77     2.38
1999........................................................  13.63     5.27     13.17     5.37
2000........................................................  12.00     4.13     12.15     4.27
First Quarter...............................................     12      9.1      12.1      9.2
Second Quarter..............................................    9.7      6.4       9.6      6.4
Third Quarter...............................................    8.0      5.9       7.9      6.1
Fourth Quarter..............................................    6.3      4.1       6.4      4.3
2001........................................................   7.06     3.65      7.05     3.80
First Quarter...............................................    6.7      4.0       6.5      3.9
Second Quarter..............................................    5.6      3.7       5.6      3.8
Third Quarter...............................................    7.1      5.5       7.1      5.5
Fourth Quarter..............................................    5.8      4.7       6.1      4.8
2002........................................................   9.77     5.56      9.82     5.27
First Quarter...............................................    8.6      5.5       8.6      5.5
Second Quarter..............................................    9.8      8.4       9.8      8.4
Third Quarter...............................................    8.7      7.0       8.7      7.1
Fourth Quarter..............................................    8.9      5.6       8.9      5.3
  October...................................................    7.8      5.3       7.4      5.3
  November..................................................    7.9      6.4       7.8      6.6
  December..................................................    8.5      7.6       8.8      7.8
2003........................................................   8.44     7.30      8.53     7.27
First Quarter
  January...................................................   8.41     7.71      8.37     7.52
  February..................................................   8.15     7.50      8.17     7.52
  March.....................................................   8.44     7.30      8.53     7.27

     On December 31, 2002, the closing price for an ADS was US$8.49 on the NYSE and US$ 8.6 on the LSE.

B.  PLAN OF DISTRIBUTION

     Not applicable.

C.  MARKETS

     TELKOM's Common Stock is listed on the Jakarta Stock Exchange ("JSX") and the Surabaya Stock Exchange ("SSX"). The JSX is the principal non-U.S. trading market for the Company's Common Stock. In addition, American Depositary Shares ("ADSs"), each representing twenty shares of

Common Stock, are listed on the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE").

THE INDONESIAN SECURITIES MARKET

     Currently there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.268.4 trillion at year end 2002 as compared to Rp.229.2 million for the SSX. Total trading value on the JSX during 2002 was Rp.120.7 trillion, compared with Rp.11,1 trillion on the SSX.

 OVERVIEW OF THE JSX

     There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.

     Trading is divided into three market segments: regular market, negotiation market, and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, the round lots consist of 500 shares for non banking and of 5000 shares for banking sectors. The price movements should be in multiples of Rp.5,- and each price movement should be no more than Rp.200,-. Auctioning takes place according to price priority and time priority. Price priority gives priority to buying orders at a lower price or selling orders at a higher price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

     The negotiation market trading consists of (i) block trading, i.e. lots of 200,000 shares or more; (ii) odd lot trading with round lots of less than 500 shares or less than 5000 shares for banking companies; (iii) crossing by an exchange member receiving buying and selling orders for the same number of shares at the same price; and (iv) foreign board trading in stocks where foreign ownership has reached 49% of listed shares. Odd lots may not be traded more than 5% above or below the latest price on the regular market. Odd lot dealers may set prices within a range of not more than 7% above or below the regular market price, and must buy or sell stock directly to and from customers in crossing without charging commission. In the case of newly listed or newly traded shares which have yet to establish a market price, the price referred to is the initial public offering price.

     Transactions on the JSX regular market and negotiation market are required to be settled no later than the fourth trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, the Indonesian Clearing and Guarantee Corporation, PT Kliring Penjaminan Efek Indonesia ("KPEI") may perform the obligations or rights of such a defaulting exchange member, by, for example, buying and/or selling shares in the cash market in order to settle the defaulted transaction. Any such action by KPEI does not eliminate the liabilities of the defaulting party which effected the transaction. All cash market transactions must be reported to the JSX. An exchange member defaulting in settlement is liable to a fine of 0.25% for the first day and thereafter a fine of 0.5% of the transaction value payable to his counterpart in the transaction, and shall also be issued with a warning. Delay in payment of the fine is also liable to a penalty equal to 1% of the fine for each calendar day of delay.

     The JSX board of directors may cancel a transaction if proof exists of fraud, manipulation or the use of insider information. The JSX board of directors may also suspend trading if there are indications of bogus transactions or jacking up of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, upon the occurrence of other important events that may affect investment decisions.

     Exchange members may charge a fee for their services based on an agreement with the clients up to a maximum of 1% of the transaction value. When conducting stock transactions on the JSX, exchange members are required to pay a transaction fee equal to the cumulative transaction value for each month based on 0.04% (subject to a minimum fee of Rp. 250,000) of transaction for stocks and other registered securities.

     Shareholders or their appointees may request the issuer or a Securities Administration Bureau appointed by the issuer at any time during working hours to register their shares in the issuer's Registry of Shareholders.

  TRADING ON THE NYSE AND LSE

     The Bank of New York serves as depositary (the "Depositary") with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents twenty shares of Common Stock. As of December 31, 2002, 36,054,553 ADSs were outstanding in the United States and there were 175 registered voters of ADSs.

D.  SELLING SHAREHOLDERS

     Not applicable.

E.  DILUTION

     Not applicable.

F.  EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

     Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company's articles of association ("Articles") have been registered with the Ministry of Justice in accordance with the Limited Liability Company Law No. 1 Year 1995 and was announced by Ministerial Decree number C2-7468.HT.01.04.TH.97 year 1997. According to article 3, the objects and purposes of the Company are to operate telecommunications networks and provide telecommunications and information services.

     In accordance with Indonesian company law, TELKOM has a Board of Commissioners and a Board of Directors. The two Boards are separate and no individual may be a member of both Boards. See "Item 6. Directors, Senior Management and Employees -- Directors and Senior Management". The articles of association among others states that any transaction involving a conflict of interest between the Company and directors, commissioners and shareholders should be approved by a shareholders meeting, in which approval is required from a majority of independent shareholders.

     Each director also receives an annual bonus and other incentives if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the shareholders at the general meeting of shareholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the shareholders. Each commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial operating targets, the amounts of which are determined by the shareholders at the general meeting of shareholders. Each commissioner also receives a lump sum bonus paid at the end of the commissioner's term pursuant to a letter of the Ministry of Finance which applies to all state-owned companies. No fees are paid to the Commissioners or Directors for attendance at their respective board meetings.

     The directors are tasked with the responsibility of leading and managing the Company in accordance with its objects and purposes and to control, preserve and manage the assets of the Company. Within such broad scope of responsibility, the directors are authorized to cause the Company to borrow such sums as it may require from time to time subject to obtaining the approval of the Board of Commissioners for (i) long or medium term loans, or (ii) short terms loans which exceed an amount specified in the Company's business plan as approved by the Board of Commissioners. The borrowing powers of the directors may only be varied through an amendment to the Articles.

     The Articles do not contain any requirement for (i) the directors to retire by a specified age, or (ii) the directors to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:

     - dividend rights. Dividends are to be paid based upon the financial condition of TELKOM and in accordance with the resolution of the shareholders in general meeting, which will also determine the form of and time for payment of the dividend;

     - voting rights. The holder of each voting share is entitled to one vote at a general meeting of shareholders;

     - rights to share in the Company's profits.  See dividend rights;

     - rights to share in any surplus in the event of liquidation. Shareholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

     - redemption provisions. There are no stock redemption provisions in the Articles;

     - sinking fund provisions. Retained earnings up to a maximum of 20% of the issued capital of the Company is to be set aside to cover potential losses suffered by the Company. If the amount in the sinking fund exceeds 20% of the issued capital of the Company, the shareholders in general meeting may authorize the Company to utilize such excess funds.

     - liability to further capital calls. Shareholders of the Company may be asked to subscribe for new shares in the Company from time to time. Such right is to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. The Directors of the Company are authorized to offer the new shares to third parties in the event that the existing shareholder is unable or unwilling to subscribe for such new shares.

     - provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.

     In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the approval of the holder of the Series A Dwiwarna share and two thirds of the holders of the Series B shares present at a general meeting. Such meeting must also be attended by the holder of the Series A Dwiwarna share.

     General meetings of shareholders may only be convened upon the issue of the requisite notice by the Company. The notice is to be published in at least 2 newspapers having general circulation within Indonesia, one of which must be in Indonesian and the other in English. The notice period for convening annual general meetings and extraordinary general meetings is 21 days (not including the date the meeting was called and the date of the meeting) and 14 days (not including the date the meeting was called and the date of the meeting) respectively. The quorum for general meetings is shareholders representing at least 50% of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which meeting does not require the issue of a notice. At the second meeting, the quorum for the meeting is shareholders representing one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, the quorum for which shall be determined by a district head of justice ("Ketua Pengadilan Negeri"). Shareholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles.

     The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on an Indonesian stock exchange.

     Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna share and a majority constituting 75% of the holders of the Series B shares at a general meeting of shareholders that must be attended by the holder of the Series A Dwiwarna share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the company.

     There are no ownership thresholds above which shareholder ownership is required to be disclosed. TELKOM believes that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on an Indonesian stock exchange. TELKOM also believes that the provisions in the Articles relating to changes in the capital of TELKOM are not more stringent than that required by Indonesian law.

C.  MATERIAL CONTRACTS

INTEGRATION OF DCS 1800 TO TELKOMSEL

     Prior to 2002, TELKOM had been working on the construction of a DCS 1800 network and the setting up of a DCS 1800 mobile cellular business through its TELKOMMobile Unit and had been granted 15 MHz of radio frequency bandwidth in the 1800 MHz band. On April 3, 2002, TELKOM and Telkomsel entered into an agreement for the sale and purchase of TELKOM's assets relating to the TELKOMMobile Unit. Under the agreement, TELKOM will, for a consideration of approximately Rp.139.7 billion (i) transfer to Telkomsel specified assets of TELKOM relating to the business of the TELKOMMobile Unit; (ii) transfer its employees under its TELKOMMobile Unit to Telkomsel; and (iii) transfer to Telkomsel or novate TELKOM's rights and obligations under the TELKOMMobile Assets and Contracts. In connection with such transaction and pursuant to the Cooperation Agreement, TELKOM has agreed to apply to the MoC to have its DCS 1800 license cancelled and reissued to Telkomsel in order that Telkomsel would have an additional 15 MHz of radio frequency in the 1800 MHz band.

ARIAWEST TRANSACTION

     TELKOM entered into a Conditional Sale and Purchase Agreement dated as of May 8, 2002, pursuant to which TELKOM has agreed to (a) acquire 100% of the issued and fully paid shares of AriaWest owned by PT Aria Infotek (formerly known as PT Artimas Kencana Mumi), MediaOne International I BV, and The Asian Infrastructure Fund, and (b) guarantee certain debt obligations under a loan with an estimated aggregate outstanding amount of approximately US$291 million as of April 30, 2002 provided to AriaWest International Finance BV, a wholly-owned subsidiary of AriaWest, and guaranteed by AriaWest, subject to the restructuring of such loan. The aggregate purchase price is represented by a payment of US$20 million to be made promptly after the receipt on or before May 17, 2002 of certain moneys to be received by TELKOM from the KSO III Unit, a further payment of US$24.5 million to be made at closing and the issue by TELKOM of promissory notes with an aggregate face value of US$120 million to be paid in 11 equal semi-annual instalments beginning six months after the closing date. In addition, upon closing, TELKOM and AriaWest have agreed to enter into a settlement agreement pursuant to which TELKOM will pay AriaWest US$20 million to settle the pending arbitration proceedings between the parties.

     The AriaWest transaction was not closed on the August 30, 2002 deadline set forth in the SPA among TELKOM and AriaWest shareholders, due to the failure of AriaWest shareholders to reach an agreement on the restructuring of the AriaWest debt to their lenders.

SALE OF SHARES IN TELKOMSEL

     On July 30, 2002, TELKOM completed the sale of the Company's stake in Telkomsel to Singapore Telecom Mobile Pte, Ltd ("SingTel Mobile"), a wholly-owned subsidiary of SingTel based on a Sales and Purchase Agreement dated April 3, 2002. As a result of this transaction, TELKOM maintained 65% ownership in Telkomsel, while SingTel Mobile increased its ownership up to 35%. TELKOM received a full cash of US$429 million.

PRAMINDO TRANSACTION

     On August 15, 2002, TELKOM completed the initial closing for acquisition of 30% shares of PT Pramindo Ikat Nusantara (Pramindo), TELKOM's KSO partner in Division I Sumatra. The initial closing is part of the agreement to acquire 100% Pramindo in three transactions, which shall be followed by the next transactions on September 2003 (15%) and December 2004 (55%). The present value of the transaction will be US$425 million, consisting of loan payment to IFC for the amount of US$86.2 million and equity to Pramindo shareholders of US$372.23 million including interest of US$33.43 million (interest rate of 8.85% per year).

     Loan payment to IFC consists of TELKOM payment amounting US$53.9 million and Pramindo payment paid on August 15, 2002. The balance of will be paid by TELKOM to IFC on September 15, 2002. Meanwhile equity shall be paid by promissory notes beginning October 1, 2002 through August 1, 2003, in the amount of US$12.8 million per month, and from September 2003 up to December 15, 2004 in the amount of US$15 million per month. As of this day, TELKOM management holds control over the operation and service in PRAMINDO. See "Item 4B. Business Overview -- Revenue Sharing Arrangements, Joint Operation Schemes and Joint Ventures -- Joint Operating Schemes (KSO) -- Issues and Developments relating to the KSO Investors and KSO Units".

INTERCONNECTION AGREEMENT WITH INDOSAT

     On September 4, 2002, TELKOM signed an Interconnection Agreement with Indosat. This Agreement shall provide Customer Base Growth which allow Indosat customers to integrate with TELKOM's network. TELKOM expects that interconnection between TELKOM and Indosat will generate an increase in interconnection traffic which in turn shall increase TELKOM's Interconnection Revenue. The Agreement was made through a mutual business deal. Rate for Interconnection Tariff is set in accordance to regulation using cost based system. The Interconnection Agreement only regulates local fixed wireline in Jakarta and Surabaya area. TELKOM still holds exclusive rights for domestic long-distance fixed wire line until August 2003. This Agreement signals a positive step toward achieving a fair competition in the Indonesian telecommunication Industry.

CONTRACT WITH ORBITAL SCIENCES CORPORATION

     On October 24, 2002, TELKOM signed a contract with Orbital Sciences Corporation ("Orbital"), a US company which develops and manufactures affordable space systems for commercial, civil government and military customer, to develop the TELKOM-2 satellite. The TELKOM-2 satellite is a geosynchronous communication satellite, manufactured based on Orbital's state-of-the-art STAR-2 platform, costing approximately US$73 million to replace TELKOM's existing Palapa B-4 satellite due to its operational expiration in late 2004. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders and with specifications of the transponders similar to the transponder of the TELKOM-1 satellite. TELKOM-2 satellite will be designed for a 15 years in-orbit life with an expansion of its coverage area of Asian region and Indian subcontinent in addition to its current Indonesian capacity. TELKOM intends that the satellite will support TELKOM's national as well as regional communication network for voice, video and data communications. The satellite will be launched into geo-synchronous orbit at 22,300 miles above the earth, at 118 degrees east longitude.

CONTRACT WITH ARIANESPACE

     On November 8, 2002 TELKOM signed a US$62.9 million contract with Arianespace S.A. ("Ariane") which covers the cost of the launching, financing, and guarantees. The schedule of payments is as follows:

     - US$27.50 million will be paid on January 13, 2004;

     - US$9.00 million will be paid on March 1, 2004;

     - US$20.00 million will be paid on April 1, 2004; and,

     - US$6.38 million will be paid on September 1, 2004.

MASTER OF PROCUREMENT PARTNERSHIP AGREEMENT (MPPA) WITH SAMSUNG ELECTRONICS CONSORTIUM AND ERICSSON CONSORTIUM

     On December 23, 2002, TELKOM has signed Master of Procurement Partnership Agreement (MPPA) with Samsung Electronics Consortium and Ericsson Consortium. Both of Agreement includes system planning, manufacturing, delivery, and total construction of 1.6 million lines as well as service level agreement. Period of the agreement is 42 months until mid of 2006. MPPA between TELKOM and Samsung consist of construction of 1,652,300 lines of NSS for nationwide and 802,000 lines of BSS for Division Regional IV, V, VI and VII for US$ 116 per line for BSS and US$ 34 perline for NSS, while MPPA with Ericsson consist of construction of 631,800 lines of BSS for US$ 116 per line.

PSTN EXCELLENCE REGIONAL JUNCTION IN JAKARTA AREA

     On February 8, 2002, TELKOM signed an agreement with Olex-Lucent-Brimbun, a contract value of US$28.8 million and Rp.102.8 billion, for the procurement of SDH Transmission, fiber optic, MMS, and others.

MASTER OF PROCUREMENT PARTNERSHIP AGREEMENT (MPPA) WITH MOTOROLA

     On March 24, 2003, TELKOM has signed a Master of Procurement Partnership Agreement (MPPA) with Motorola, Inc. By this agreement, Motorola shall be obligated to undertake and be jointly responsible for the demand for cash and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, integration and commissioning of the network, including all project management, training and other related services of BSS CDMA 2000-1X system as a service level agreement that covers operation and management support, spare part support and software update support.

     MPPA between TELKOM and Motorola consist of 225,500 lines of BSS (radio system) for regional division I Sumatra for US$116 per line (conversion rate US$1 = Rp.10,173). The agreed unit price does not include service level agreement, training for technical staff and documentation. The NSS system will use nationwide Samsung's NSS as already contracted on December 23, 2002. The period of Agreement is 42 months until approximately mid of 2006, as well as Samsung and Ericsson period.

D.  EXCHANGE CONTROLS

FOREIGN EQUITY OWNERSHIP RESTRICTIONS

     Prior to September 1997, foreign investors were only permitted to purchase up to 49% of shares offered in a public offering and up to 49% of the publicly listed shares of any Indonesian listed company regardless of the nature of their activities. On September 4, 1997, such restrictions were removed for most Indonesian companies, including TELKOM.

FOREIGN EXCHANGE

     Foreign exchange controls were abolished in 1971 and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. Only banks authorized to deal in foreign exchange, for example, can execute exchange transactions related to the import and export of goods. Prior approval by the Government is also required for foreign loans with maturities of one year or longer made to any public enterprise or public entity.

     Bank Indonesia holds the authority to issue Rupiah currency and has responsibility for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997 Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies.

     During the past 20 years, the value of the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from 415 to 623 Rupiah to the U.S. Dollar; in March 1983, when the rate went from 703 to 970 Rupiah to the U.S. Dollar; and in September 1986, when the rate fell from 1,134 to 1,644 Rupiah to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward in value against the U.S. Dollar by about 4% annually. Since the free floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2002, the average rate of Rupiah to the U.S. Dollar was Rp.9,316 the highest and lowest rates being Rp.10,473 and Rp.8,460 respectively.

E.  TAXATION

     The following summary of Indonesian, and United States federal income tax matters contains a description of the principal Indonesian and U.S. federal tax consequences of the purchase, ownership and disposition of ADSs or shares of Common Stock. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

INDONESIAN TAXATION

     The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a "Non-Indonesian Holder"). As used in the preceding sentence, a "non-resident individual" is a foreign national individual who is not physically present in Indonesia for 183 days or more during any twelve month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs, and a "non-resident entity" is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

  DIVIDENDS

     Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders' proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to the Company (with a copy to the Indonesian Office of Tax Services where the Company is registered) a Certificate of Tax Residence issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled (the "Certificate of Residence"). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

  CAPITAL GAINS

     The sale or transfer of Common Stock through an Indonesian stock exchange is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.

     Subject to the promulgation of implementing regulations (which have not yet been issued to date), the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a Decision that stipulates the estimated net income for the sale of shares in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide the Certificate of Tax Residence to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).

     In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser's or Indonesian broker's obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a Certificate of Residence issued by the competent tax authority, or its designee; of the jurisdiction in which the Non-Indonesian Holder is domiciled.

  STAMP DUTY

     Any documents that are prepared in the transactions in common stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp.6,000. Generally, the stamp duty is due at the time the document is executed.

UNITED STATES FEDERAL INCOME TAXATION

     The following is a general description of the principal United States federal income tax consequences to a U.S. Holder, as defined below, of the purchase, ownership and disposition of the ADSs or shares of Common Stock. This description is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of Common Stock may vary depending upon his particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a "functional currency" other than the U.S. Dollar and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. Except as indicated, the following summary is limited to U.S. Holders, as defined below, who will hold the ADSs or shares of Common Stock as "capital assets" within the meaning of Section 1221 of the Code and not as part of a "hedge," "straddle" or "conversion transaction" within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder. The discussion below does not address the effect of any state or local tax law on a holder of the ADSs or shares of Common Stock.

     As used herein, the term "U.S. Holder" means a holder of ADSs or shares of Common Stock who is, or which is, a United States Person. As used herein, the term "United States Person" means (i) a citizen or resident (as defined below) of the United States for United States federal income tax purposes, (ii) a corporation, a partnership or other entity created or organized under the laws of the United States or any State thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     A "resident" of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, (ii) is present in the United States for 183 days or more during a calendar year, or (iii)(a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over the 3-year period ending in such calendar year, and (c) does not have a closer connection to a "tax home" that is located outside the United States.

     Holders of ADSs evidencing Common Stock will be treated as the owners of the Common Stock represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder's proportionate interest in the shares of Common Stock, a holder's tax basis in the withdrawn shares of Common Stock will be the same as his tax basis in the ADSs surrendered therefore, and the holding period in the withdrawn shares of Common Stock will include the period during which the holder held the surrendered ADSs.

  TAXATION OF DIVIDENDS

     The gross amount of a distribution with respect to ADSs or shares of Common Stock, without reduction for Indonesian taxes withheld, will be treated as a dividend taxable as ordinary income on the date of receipt by the Depositary or the holder of such shares, respectively, to the extent of the Company's current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce such holder's tax basis in such ADSs or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction otherwise allowed under Section 243 of the Code for distributions to domestic corporations in respect of distributions on ADSs or shares of Common Stock.

     A pro rata stock dividend by the Company will not be considered a taxable dividend.

     If a distribution is paid with respect to ADSs or shares of Common Stock in Rupiah, the amount of the distribution will generally equal the U.S. Dollar value of the Rupiah distribution, including the amount of any Indonesian tax withheld, calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the Depositary or the holder of such shares of Common Stock, respectively, regardless of whether the payment is in fact converted into U.S. Dollars on that date. Any subsequent gain or loss in respect of such Rupiah arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. If the Depositary converts the Rupiah to U.S. Dollar on the date it receives such Rupiah, United States persons will not recognize any such gain or loss.

     Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their United States federal income tax liability for Indonesian tax withheld from dividends received in respect of the ADSs or shares of Common Stock. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends will generally constitute non-U.S. source "passive income" or "financial services income." In certain circumstances, a U.S. Holder may be denied foreign tax credits for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held the ADSs or shares of Common Stock for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) is obligated to make related payments with respect to positions in substantially similar or related property. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for Indonesian tax withheld.

  TAXATION OF CAPITAL GAINS

     The sale or other disposition of ADSs or shares of Common Stock (or preemptive rights with respect to such ADSs or shares) by a U.S. Holder will generally result in the recognition of U.S. source gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the holder's adjusted basis in such ADSs or shares. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. Long-term capital gain of a non-corporate holder is currently subject to a maximum tax rate of 20% in respect of property with a holding period of more than one year. The deductibility of a capital loss is subject to limitations. Any gain will be U.S. source for foreign tax credit purposes. Any loss will generally be allocated against U.S. source income.

  PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     Special adverse United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company ("PFIC") under the Code. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year consists of passive income (generally, interest, dividends, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50% or more of its average assets held during a taxable year consists of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income.

     Based on the Company's existing and anticipated future operations, the Company believes that it is not, and anticipates that it will not become in the foreseeable future, a PFIC. If the Company is not operated in the manner currently anticipated, however, the Company may be considered a PFIC for the current or for a subsequent year depending upon the composition of the Company's income or assets.

     If the Company is or becomes a PFIC, any "excess distribution" realized by a U.S. Holder with respect to its ADSs or shares of Common Stock would be allocated over the entire period during which the U.S. Holder held such ADSs or shares of Common Stock and would be subject to a "deferred tax amount" to the extent not allocated to the current year. Any "excess distribution" allocated to the current year would be treated as ordinary income. The "deferred tax amount" consists of a tax imposed at the highest rate applicable to the year or years to which an "excess distribution" is allocated plus interest on such tax computed from the due date of the U.S. Holder's tax return for the year or years to which such "excess distribution" is allocated.

     In general, an "excess distribution" is any distribution with respect to the Company's ADSs or shares of Common Stock to the extent it exceeds 125% of the average annual distributions with respect to such ADSs or shares of Common Stock received by the U.S. Holder over the prior three years or, if shorter, the U.S. Holder's holding period for the ADSs or shares of Common Stock. An "excess distribution" also includes any gain recognized by the U.S. Holder with respect to its ADSs or shares of Common Stock.

     If the Company is classified as a PFIC, it may be possible to avoid the adverse tax consequences associated therewith but only if (i) the U.S. Holder elects to annually mark-to-market the ADSs or shares of Common Stock and recognize ordinary gain or loss therefrom, or (ii) assuming certain conditions are met (which is not likely to be the case with respect to the Company), the U.S. Holder elects to include in income annually its share of the ordinary earnings and capital gain of the Company. Should the Company ever be classified as a PFIC, U.S. Holders are advised to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or shares of Common Stock and of making the mark-to-market election. A U.S. Holder who owns ADSs or shares of Common Stock during any year that the Company is a PFIC must file with the IRS Form 8621.

  UNITED STATES FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

     Except for the possible imposition of United States backup withholding tax (see "United States Backup Withholding and Information Reporting" below), payments of any dividend on an ADS or share of Common Stock to a holder who is not a United States Person (a "non-U.S. Holder") will not be subject to United States federal income tax, and gain from the sale, redemption or other disposition of an ADS or share of Common Stock will not be subject to United States federal income tax, provided that:

     (a) such income items are not effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (or, if a treaty applies, such non-U.S. Holder has no permanent establishment in the United States to which such income items are attributable);

     (b) there is no present or former connection between such non-U.S. Holder and the United States, including, without limitation, such non-U.S. Holder's status as a citizen or former citizen thereof or resident or former resident thereof; and

     (c) in the case of a gain from the sale, redemption or other disposition of an ADS or share of Common Stock by an individual, the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

     If a non-U.S. Holder is engaged in a trade or business in the United States and dividend or gain with respect to an ADS or share of Common Stock of such non-U.S. Holder is effectively connected with the conduct of such trade or business (and, where a treaty applies, the non-U.S. Holder has a United States permanent establishment to which such dividend, gain or income is attributable), the non-U.S. Holder may be subject to United States income taxes on such dividend, gain or income at the statutory rates provided for United States Persons after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-U.S. Holder's country of residence. For this purpose, dividends, gain or income in respect of an ADS or share of Common Stock will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

  UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments made by a United States paying agent or other United States intermediary in respect of the ADSs or shares of Common Stock may be subject to information reporting to the IRS and a backup withholding tax. The backup withholding rate is 30% for payments made in 2002 and 2003, 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification, or
(ii) to a holder who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-U.S. Holder will provide such certification on Form W-8 (Certificate of Foreign Status).

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the holder has complied with applicable reporting obligations.

F.  DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.  STATEMENT BY EXPERTS

     Not applicable.

H.  DOCUMENTS ON DISPLAY

     You may read and copy the registration statement, including the attached exhibits, the reports, statements or other information that we file at the Commission's public reference room in Washington D.C., which is located at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. These documents are also available at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, you may also obtain the reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

I.  SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.  DISCLOSURE ABOUT MARKET RISK

GENERAL

     The Company is exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of its long-term investments. The Company does not generally hedge its monetary assets and liabilities against its foreign currency liabilities, which have a maturity of between 15 to 20 years, as it believes that the expenses associated with fully hedging such liabilities is not justified. Instead the Company hedged its obligations for the current year. As of December 31, 2002 foreign currency time deposits provided 200% coverage against current maturities of foreign currency denominated long term liabilities. The Company's exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short term fixed rate assets, rates for which are reset periodically. The Company's exposure to such market risks fluctuated significantly during 2000, 2001 and 2002 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. The Company is not able to predict whether such conditions will continue during the remainder of 2003 or thereafter.

  INTEREST RATE SENSITIVITY

     The Company's exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program which have been used to finance the Company's capital expenditures which bears interest at rates based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1%, and from floating rate long-term debts of the Company's consolidated subsidiary, Dayamitra, which bear interests at LIBOR plus a certain margin of 4% and 4.5% per annum. See Notes 24, 25 and 26 to the Company's Consolidated Financial Statements. To the extent interest rates in Indonesia fluctuate significantly, as they did from 13.95% in early 2002 to approximately 10.95% in early 2003, the Company's interest obligations under its long-term debt could increase.

     The table below provides information about the Company's material financial instruments that are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company's reporting currency. The instrument's actual cash flows are denominated in Rupiah, U.S. Dollar, Netherlands Guilder, French Franc, Deutsche Mark, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered in effect as of March 14, 2003 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2002 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia; (iii) variable interest rates on U.S. Dollar and French Franc are based on interest rates offered by the various lending institutions to the Republic of Indonesia as of December 31, 2002; and
(iv) the value of marketable securities is based on the value of such securities at December 31, 2002. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the Company's Consolidated Financial Statements, and accordingly amounts shown in the table may vary from amounts shown in the Company's Consolidated Financial Statements.

                                OUTSTANDING BALANCE AS AT
                                    DECEMBER 31, 2002
                             --------------------------------               EXPECTED MATURITY DATE
                                FOREIGN                                  -----------------------------
                               CURRENCY       RP. EQUIVALENT     RATE      2003       2004      2005
                             -------------   ----------------   ------   ---------   -------   -------
                             (IN THOUSAND)   (RP. IN MILLION)    (%)            (RP IN MILLION)
ASSETS
FIXED RATE
Cash and Cash equivalents
  Time deposit
  Rupiah
    Principal..............                     2,137,419                2,137,419
    Interest...............                                     11.875
  U.S. Dollar
    Principal..............      364,826        3,261,550                3,261,550
    Interest...............                                      1.625
Temporary Investments
  Time deposits
  Rupiah
    Principal..............                     1,023,000                1,023,000
    Interest...............                                       11.0
  Available for Sale
    Securities
    Rupiah.................                        50,000                   50,000
LIABILITIES
SHORT TERM BANK LOAN(1)
  U.S. Dollar
    Principal..............        4,385           39,205                   39,205
    Interest...............                                       7.03       1,449
LONG-TERM DEBT(2)
VARIABLE RATE
  Rupiah
    Principal..............                     2,556,658                  320,134   308,165   277,336
    Interest...............                                      17.23     422,011   373,835   323,816
  French Franc
    Principal..............       36,539           44,071                    6,760     6,760     6,760
    Interest...............                                       8.45       2,988     2,425     1,850
  U.S. Dollar
    Principal..............      377,577        3,383,090                1,225,286   467,980   230,789
    Interest...............                                       7.52     193,324   159,439   131,264


                                 EXPECTED MATURITY DATE
                             -------------------------------
                              2006       2007      2008-2025
                             -------   ---------   ---------
                                     (RP IN MILLION)
ASSETS
FIXED RATE
Cash and Cash equivalents
  Time deposit
  Rupiah
    Principal..............
    Interest...............
  U.S. Dollar
    Principal..............
    Interest...............
Temporary Investments
  Time deposits
  Rupiah
    Principal..............
    Interest...............
  Available for Sale
    Securities
    Rupiah.................
LIABILITIES
SHORT TERM BANK LOAN(1)
  U.S. Dollar
    Principal..............
    Interest...............
LONG-TERM DEBT(2)
VARIABLE RATE
  Rupiah
    Principal..............  213,758     192,385   1,244,881
    Interest...............  281,055     248,473   1,240,431
  French Franc
    Principal..............    6,760       6,760      17,158
    Interest...............    1,281         712         143
  U.S. Dollar
    Principal..............  178,416     131,549   1,149,069
    Interest...............  113,114     100,008     388,529

                                OUTSTANDING BALANCE AS AT
                                    DECEMBER 31, 2002
                             --------------------------------               EXPECTED MATURITY DATE
                                FOREIGN                                  -----------------------------
                               CURRENCY       RP. EQUIVALENT     RATE      2003       2004      2005
                             -------------   ----------------   ------   ---------   -------   -------
                             (IN THOUSAND)   (RP. IN MILLION)    (%)            (RP IN MILLION)
FIXED RATE
  Rupiah
    Principal..............                     2,049,853                  117,368    93,111    72,609
    Interest...............                                      14.96     281,258   269,197   259,359
  French Franc
    Principal..............       94,011          113,389                   15.944    15.944    15.944
    Interest...............                                       7.33       8,023     6,862     5,718
  U.S. Dollar
    Principal..............      314,967        2,819,114                  384,034   171,705   180,647
    Interest...............                                       7.65     234,768   204,851   193,134
  Japanese Yen
    Principal..............   18,001,129        1,358,920                   28,306    57,290    86,275
    Interest...............                                       3.11      39,589    38,832    36,576
  Netherland Guilder
    Principal..............       16,237           58,293                   12,751    12,751    12,751
    Interest...............                                       7.65       3.482     2.670     1.843


                                 EXPECTED MATURITY DATE
                             -------------------------------
                              2006       2007      2008-2025
                             -------   ---------   ---------
                                     (RP IN MILLION)
FIXED RATE
  Rupiah
    Principal..............   68,934      68,934   1,628,896
    Interest...............  251,175     200,677     346,819
  French Franc
    Principal..............   15.944      15.944      51,393
    Interest...............    4,541       3,380       2,894
  U.S. Dollar
    Principal..............  180,647   1,264,323     637,757
    Interest...............  181,435     102,576     163,039
  Japanese Yen
    Principal..............   86,275      86,275   1,014,499
    Interest...............   34,003      31,429     254,744
  Netherland Guilder
    Principal..............   12,751       7,288
    Interest...............    1.023         203

---------------

Note:
(1) Long-term debt consists of loans which are subject to interest; namely two-step loans, suppliers' credit loans, bridging loans, and long-term bank loans, in each case including their current maturities. Long-term debt, for the purpose of this table, excludes liability for acquisition of a subsidiary which is subject to capitalized interest.

  EXCHANGE RATE SENSITIVITY

     The Company's exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in U.S. Dollar, Japanese Yen, French Franc, Deutsche Mark and Netherlands Guilder. For a description of the Company's foreign currency assets and liabilities, see Note 47 to the Company's Consolidated Financial Statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.

     The table below provides information about the Company's financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company's reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Netherlands Guilder, French Franc, Deutsche Mark, and Yen debt obligations and term deposits and the Company's accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on the assumptions the exchange rates for U.S. Dollar as well as other currencies are based on the selling and buying rates quoted by Reuters on December 31, 2002, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2002 were Rp.8,940 and Rp.8,960 to US$1, respectively. Telkomsel applied the Bank Indonesia average buy and sell rate for its monetary asset and liabilities which was Rp.8,940 to US$1.00 as of December 31, 2002. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

                                    OUTSTANDING BALANCE
                                           AS AT
                                     DECEMBER 31, 2002
                                  -----------------------                       EXPECTED MATURITY DATE
                                   FOREIGN        RP.       ---------------------------------------------------------------
                                   CURRENCY    EQUIVALENT     2003       2004      2005      2006       2007      2008-2025
                                  ----------   ----------   ---------   -------   -------   -------   ---------   ---------
                                     (IN        (RP. IN                            (RP. IN MILLION)
                                  THOUSAND)     MILLION)
ASSETS
Cash and Cash Equivalents
  U.S. Dollar...................    342,017    3,060,076    3,060,076
  Japanese Yen..................         36            3            3
  Euro..........................     25,305      237,148      237,148
Trade Accounts Receivable
  U.S. Dollar...................     17,400      155,717      155,717
Other Account Receivable
  U.S. Dollar...................      9,972       89,149       89,149
Other Current Asset
  U.S. Dollar...................      1,800       16,092       16,092
Advances and Other Noncurrent
  Assets U.S. Dollar............      7,041       62,950       62,950
Unearned revenue
  U.S. Dollar...................        220        1,972        1,972
  Euro..........................          3           25           25
Escrow Account
  U.S. Dollar...................     33,235      297,118      297,118
LIABILITIES
Trade Accounts Payable
  U.S. Dollar...................     94,699      848,069      848,069
  Japanese Yen..................     35,332        2,667        2,667
  Great Britain Pound
    Sterling....................        319        4,494        4,494
  Euro..........................     28,256      264,762      264,762
  Singapore Dollar..............          1            3            3
Other account payable
  U.S. Dollar...................          8           77           77
Accrued expenses
  U.S. Dollar...................     18,055      161,620      161,620
  Japanese Yen..................    252,601       19,069       19,069
  French Franc..................      3,514        4,238        4,238
  Netherland Guilder............        407        1,461        1,461
  Euro..........................      9,033       84,636       84,636
Long Term Debt(1)
  U.S. Dollar...................    692,544    6,202,204    1,609,302   639,685   411,436   359,063   1,395,872   1,786,826
  Japanese Yen..................  18,001,129   1,358,420       28,306    57,290    86,275    86,275      86,275   1,014,499
  Netherland Gulden.............     16,237       58,293       12,751    12,751    12,751    12,751       7,288          --
  Third Parties(2)
    French Franc................    130,550      157,406       22,704    22,704    22,704    22,704      22,704      68,551

---------------

Notes:
(1) Long-term debt for the purpose of this table consists of loans denominated in foreign currencies namely, two-step loans, suppliers' credit loan, bridging loan, liability for acquisition of a subsidiary, long-term bank loan and project cost payable, in each case including their current maturities.
(2) Include in long-term debt are Liabilities to third parties in 2002 amounting to US$696.9 million, Y18,001.1 million, FRF130.6 million and NLG16.2 million, of project cost payable, the expected maturity date of which depend on the withdrawal authorization to be issued pursuant to the two-step loan program with the Government. For the purpose of classifying into expected maturity date, the balance of project cost payable is included in 2003 maturity.

  EQUITY PRICE RISK

     The Company's long-term investments consist primarily of minority investments in the equity of private Indonesian companies. With respect to the Indonesian companies in which the Company has investments, the financial performance of such companies may be affected by the fluctuation of macro economic and social conditions such as the level of economic activity, Rupiah exchange rates against other currencies, inflation, and interest rates.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

     The Company's consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain respects from U.S. GAAP. The material differences are described in the approximations in Notes 57 to the Company's Consolidated Financial Statements.

     The material differences between Indonesian and U.S. GAAP as applied to the Company's consolidated income statements are in the treatment of termination benefits, foreign exchange differences on property under construction, interest capitalized on property under construction, revenue sharing arrangements, revaluation of property, plant and equipment, deferred tax on excess of financial reporting basis over tax basis of subsidiaries, pension, share in net income of associated companies, land rights, stock issuance costs, employee bonuses, equipment to be installed, revenue recognition, goodwill and capital lease. The cause of the differences are as discussed below:

  TERMINATION BENEFITS

     Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

     The Company has elected to adopt early the provisions of Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities". Under SFAS No. 146, benefits offered for voluntary termination of employment are recognized upon the employees' acceptance of the offer.

     As a result, on a U.S. GAAP basis, the Company's consolidated income before tax would have been Rp.140.0 billion and Rp.574.9 billion higher for 2001 and 2002, respectively.

  FOREIGN EXCHANGE DIFFERENCES ON PROPERTY UNDER CONSTRUCTION

     Under Indonesian GAAP, the foreign exchange difference resulting from loans used to finance property under construction is capitalized. Capitalization of foreign exchange differences cease when the construction is substantially completed and the constructed property is ready for its intended use.

     Under U.S. GAAP, foreign exchange differences are charged to current operations. Consequently, on a U.S. GAAP basis, the Company's consolidated income before tax would have been Rp.122.9 billion lower in 2000, Rp.80.3 billion higher in 2001 and Rp.107.6 billion higher in 2002.

  INTEREST CAPITALIZED ON PROPERTY UNDER CONSTRUCTION

     Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset (i.e. property under construction) is that the interest should be attributable to the qualifying asset.

     Under U.S. GAAP, the borrowing need not be directly linked to the construction of a qualifying asset. Interest cost is capitalized on qualifying assets (i.e. property under construction) based upon the Company's overall effective interest rate and the average balance of qualifying assets for the period.

     As a result, on a U.S. GAAP basis, the Company's consolidated income before tax would have been Rp.15.3 billion higher in 2001 and Rp.44.4 billion higher in 2002, respectively.

  REVENUE-SHARING ARRANGEMENTS

     Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties shall be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

     Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investors, the accounting treatment is similar to that under Indonesian GAAP. The property is depreciated, unearned income is amortized and the Company records its contractual share of the earnings for the period. When there is a guaranteed minimum return to the investors, the transaction is accounted for as the acquisition of property by the Company under a capital lease. In lieu of unearned income, the Company records a capital lease obligation equal to the fair value of the property. The capital lease obligation is increased by the guaranteed return and decreased by the investor's share of earnings. The revenue is recorded gross.

     In connection with the different treatment of revenue sharing arrangements under U.S. GAAP and Indonesian GAAP, the Company's consolidated income before tax would have been Rp.23.3 billion lower in 2000 and Rp.5.4 billion higher in 2001, respectively.

  REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

     Under U.S. GAAP, property, plant and equipment may not be stated at more than their historical acquisition cost. The effect of the previous revaluations fully reversed in 2002 such that there is no remaining difference in equity at December 31, 2002.

     Consequently, on a U.S. GAAP basis, the Company's consolidated income before tax would have been Rp.4.1 billion, Rp.4.1 billion, and Rp.3.9 billion higher for each respective year 2000, 2001 and 2002.

  DEFERRED TAX ON EXCESS OF FINANCIAL REPORTING BASIS OVER TAX BASIS OF SUBSIDIARIES

     Under Indonesian GAAP, deferred tax liabilities are not recognized for the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis if the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

     Under U.S. GAAP, the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis is a temporary difference. However, if the tax law provides a means by which the investment can be recovered tax-free and the parent ultimately plans to utilize such means to recover its investment, the temporary difference is non-taxable and no deferred taxes are recorded. Generally, no benefit is recorded for the excess of a parent's tax basis in its subsidiary over its carrying amount for financial reporting purposes. At December 31, 2002, the Company intends to recover tax-free its investment in its Indonesian subsidiaries and such actions will not require the Company to incur a significant cost. Accordingly, no deferred taxes have been provided for the basis difference.

     As a result, on a U.S. GAAP basis, the Company's consolidated net income would have been Rp.362.7 billion lower in 2001 and Rp.362.7 billion (US$40.7 million) higher in 2002, respectively.

  PENSION

     The Company and a subsidiary, for purposes of Indonesian GAAP, use a method of accounting for pensions that is substantially consistent with the requirements of U.S. GAAP.

     As stated in its pension plan regulations, the Company does not provide regular pension increases. However, in 1994, 1998 and 2002 the Company provided for increases in pension benefits for pensioners, which were considered prior service costs. Based on PSAK No. 24, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under SFAS 87, such prior service costs should be deferred and amortized systematically over the estimated average future working periods of active employees.

     The subsidiary is amortizing past service cost using the double-declining method for Indonesian GAAP, while under U.S. GAAP, past service cost is amortized using the straight-line method.

     The Company's consolidated income before tax would have been Rp.95.1 billion higher in 2000, Rp.19.7 billion lower in 2001, and Rp.132.2 billion higher in 2002 under U.S. GAAP reporting.

  SHARE IN NET INCOME OF ASSOCIATED COMPANIES

     The Company records its equity in net income of associated companies based on the associates' financial statements that have been prepared under Indonesian GAAP.

     For U.S. GAAP reporting purposes, the Company conforms the associates' earnings to U.S. GAAP prior to recording their share of earnings or loss. The primary difference has historically related to land rights held by associates.

     As a result, on a U.S. GAAP basis, the Company's consolidated income before tax would have been Rp.2.4 billion higher in 2000, Rp.3.8 billion lower in 2001 and Rp.0.2 billion higher in 2002.

  LAND RIGHTS

     In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain extension or renewal of rights is remote.

     Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

     The Company's consolidated income before tax would have been Rp.218 million lower in 2000, Rp.939 million lower in 2001, and Rp.1,801 million lower in 2002 under U.S. GAAP reporting.

  STOCK ISSUANCE COSTS

     Under Indonesian GAAP, stock issuance costs are deferred and amortized over a certain period of time. The Company amortized deferred stock issuance costs over five years using the straight-line method.

     Effective 2000, the Capital Market Supervisory Agency (Bapepam) requires that stock issuance costs be recorded as part of additional paid-in capital.

     Under U.S. GAAP, stock issuance costs are offset against the proceeds from the stock issuance.

     As a result of this difference, the Company's consolidated income before tax under U.S. GAAP would have been Rp.22.4 billion higher in 2000. Deferred stock issuance costs was fully amortized in 2000.

  EMPLOYEE BONUSES

     In 2000, a subsidiary (Telkomsel) has charged to retained earnings employee bonuses of Rp.26,714 million.

     Under U.S. GAAP, personnel and related costs, including bonuses are charged to income. Consequently the Company's consolidated income before tax under U.S. GAAP would have been Rp.20.8 billion lower in 2000.

  EQUIPMENT TO BE INSTALLED

     Under Indonesian GAAP, equipment is depreciated beginning when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

     Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Equipment that is part of a network is depreciated when the network or the applicable component of the network is ready for its intended use. Temporarily idle equipment continues to be depreciated. When the equipment is expected to be idle for protracted periods, the equipment is written down to its estimated realizable value. If the equipment is held for sale, depreciation ceases. However, if the equipment is held for future use, depreciation continues.

     Consequently the Company's consolidated income before tax under U.S. GAAP would have been Rp.4.3 billion lower in 2000 and Rp.6.3 billion higher in 2002, respectively.

  REVENUE RECOGNITION

     Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation.

     Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the longer of the expected term of the customer relationship or the contractual term. Costs incurred related to the installation or connection activities are deferred, but only to the extent of deferred revenues. The cost of provisioning wire line services far exceeds the fee charged by the Company thus the reconciling item relates solely to the Company's cellular operations.

     Consequently the Company's consolidated income before tax under U.S. GAAP would have been Rp.66.4 billion lower in 2002.

  GOODWILL

     Under Indonesian GAAP, goodwill is amortized over the period expected to be benefited by the acquisition.

     Under U.S. GAAP, goodwill is not amortized but rather subjected to a test for impairment. The Company has an immaterial amount of goodwill on its balance sheet (Rp.72,672 million or approximately US$8 million).

  CAPITAL LEASE

     The criteria for a capital lease under Indonesian GAAP differ from U.S. GAAP. Under Indonesian GAAP, a lease is capitalized if the lessee has a fixed price purchase option, the lease provides for a return of the cost of the asset with profit-thereon to the lessor, and the lease term exceeds two years.

     Under U.S. GAAP, a lease is capitalized if there is an automatic transfer of ownership, a bargain purchase option, the lease terms is for 75% of the economic life of the asset or the lease payments are at least 90% of the fair value of the asset measured on a present value basis.

     Consequently the Company's consolidated income before tax under U.S. GAAP would have been Rp.9.3 billion higher in 2002.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROL AND PROCEDURES

     Pursuant to rules adopted by the Securities and Exchange Commission as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company is providing the following information:

     As of a date within 90 days of the date of the filing of this Form 20-F Annual Report (the "Evaluation Date") the Company conducted an evaluation (under the supervision and with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     Since the last evaluation by the Company of the Company's internal controls there have not been any significant changes in the internal controls, or in factors that could significantly affect the internal controls.

ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     See pages F-1 through F-120 incorporated herein by reference.

ITEM 18.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.  EXHIBITS

SUMMARY OF MATERIAL CONTRACTS:

10.1.   Procurement of Telkom -- 2 Satellite, No:K.TEL.
        191/HK.810/UTA-00/2002 dated: October 24th 2002
10.2. Launch Service Agreement, No. K.TEL.198/HK.910/UTA-00/2002 dated 8th November 2002 between TELKOM and ARIANESPACE S.A.
        General.
10.3.   Cooperation Agreement on PSTN Development, No. TELKOM:
        PKS.14 /HK.810/UTA-00/2002 dated FEBRUARY 8, 2003 between
        TELKOM and Consortium Olex -- Lucent -- Brimbun

        PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Report of Independent Auditors..............................    F-2
Financial Statements
  1. Consolidated Balance Sheets............................    F-7
  2. Consolidated Statements of Income......................   F-10
  3. Consolidated Statements of Changes in Equity...........   F-11
  4. Consolidated Statements of Cash Flows..................   F-14
  5. Notes to Consolidated Financial Statements.............   F-16

                          (GRANT THORNTON LETTERHEAD)

                         REPORT OF INDEPENDENT AUDITORS

REPORT NO. 008/2003

THE STOCKHOLDERS, BOARD OF COMMISSIONERS AND DIRECTORS
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

     We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ("The Company") as of December 31, 2002, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the balance sheets of PT Telekomunikasi Selular (Telkomsel), PT Dayamitra Telekomunikasi (Dayamitra), PT Indonusa Telemedia (Indonusa) and PT Graha Sarana Duta (GSD) as of December 31, 2002, or the related statements of income, changes in equity, and cash flows for the year then ended, which statements reflect total assets constituting 29% of consolidated total assets as of December 31, 2002, and total revenues constituting 38% of consolidated total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, Dayamitra, Indonusa, and GSD, is based solely on the reports of such other auditors. The consolidated financial statements of the company and its subsidiaries for the year ended December 31, 2001, were audited by other auditors whose reports, dated February 28, 2002, expressed an unqualified opinion on those statements and included explanatory paragraphs concerning a dispute between the Company and an investor in a Joint Operation Scheme and the effects of the economic conditions in Indonesia on the Company and its subsidiaries.

     We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other independent auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the reports of other independent auditors, the 2002 consolidated financial statements present fairly, in all material respects, the financial positions of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2002, and the results of their operations, changes in their equity, and their cash flows for the year then ended in conformity with accounting principles generally accepted in Indonesia.

     As described in Notes 49 and 53 to the consolidated financial statements, the Company and an investor in a Joint Operation Scheme (AriaWest) have submitted various claims against each other for resolution in arbitration proceedings under the Rules of the International Chamber of Commerce. On May 8, 2002, the Company and the shareholders of AriaWest entered into a Conditional Sales and Purchase Agreement (CSPA) in connection with the buyout of 100% AriaWest shares. According to the CSPA, both parties have agreed to resolve all disputes with AriaWest on the date the CSPA becomes effective. So far up to the date of this report, the CSPA is not effective yet because some closing conditions have not yet been fulfilled by the shareholders of AriaWest. During the process of the dispute resolution, ICC has agreed to postpone the arbitration process until April 17, 2003.

     Note 55 to the consolidated financial statements includes a summary of the effects the economic conditions in Indonesia have had on the Company and its subsidiaries, as well as measures the Company and its subsidiaries have implemented or plan to implement in response to the economic conditions. The accompanying consolidated financial statements include the effects of the economic conditions to the extent they can be determined and estimated.

     Accounting principles generally accepted in Indonesia vary in certain respects with those in the United States of America. A description of the significant differences between the U.S. and Indonesian generally accepted accounting principles and the approximate effects of those differences on the net income for the year ended December 31, 2002 and equity as of December 31, 2002 are set forth in Notes 57 and 58, respectively, to the consolidated financial statements.

     Our audit procedures also included the translation of Rupiah amounts into the U.S. Dollar currency and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. Dollar amounts are presented solely for the convenience of the readers.

EDDY PIANTO
License No. 98.2.0136

/s/ E.PIANTO

DRS. EDDY PIANTO SIMON
License No. 98.1.0166

March 25, 2003

                         (PricewaterhouseCoopers Logo)

  KANTOR AKUNTAN PUBLIK
  DRS. HADI SUTANTO & REKAN
  Gedung PricewaterhouseCoopers
  Jl. H.R. Rasuna Said, Kav C-3
  Jakarta 12920 - INDONESIA
  P.O. Box 2473 JKP 10001
  Telephone: +62 21 5212901-06
  Facsimile: +62 21 5212911/12

                          INDEPENDENT AUDITORS' REPORT
                             TO THE STOCKHOLDERS OF

                    PT TELEKOMUNIKASI SELULAR AND SUBSIDIARY

     We have audited the accompanying consolidated balance sheet of PT Telekomunikasi Selular (the "Company") and its subsidiary (collectively the "Group") as at December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other independent auditors whose report dated February 28, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that referred to the economic conditions prevailing in Indonesia.

     We conducted our audit in accordance with auditing standards by the Indonesian Institute of Accountants and generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2002 and the consolidated results of their operations, and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Indonesia.

     Generally accepted accounting principles in Indonesia vary in certain respects with those in the United States of America. A description of the differences between those two generally accepted accounting principles and the effects of those differences on net income and stockholders' equity are set forth in Notes 34 and 35, respectively to the consolidated financial statements.

JAKARTA
18 February 2003

/s/ IRHOAN TANUDRIREDJA
DRS. IRHOAN TANUDIREDJA BAP
License of Public Accountant No. 99.1.0683
--------------------------------------------------------------------------------

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operation and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. Accordingly the accompanying consolidated balance sheets, related consolidated statements of income, changes in stockholders' equity and cash flows and their utilisation are not designed for those who are not informed about Indonesian accounting principles, procedures and practices.

The standards, procedures and practices utilised in Indonesia to audit such financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia.

                             [DELOITTE LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

NO. 280202 TI LSW SAR

THE STOCKHOLDERS, BOARD OF COMMISSIONERS AND DIRECTORS
PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA TBK

     We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in equity, and cash flows for the years ended December 31, 2000 and 2001, all expressed in Rupiah. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the Company's acquisition of a controlling interest in PT Telekomunikasi Selular (Telkomsel), in a transaction between entities under common control that has been accounted for as a pooling of interests as described in Notes 4 and 49 to the consolidated financial statements. We did not audit the balance sheet of Telkomsel as of December 31, 2001, or the related statements of income, changes in equity, and cash flows for the years ended December 31, 2000 and 2001, which statements reflect total assets constituting 23% of consolidated total assets at December 31, 2001, and total revenues constituting 27% and 35%, respectively, of consolidated total revenues for the years ended December 31, 2000 and 2001. We also did not audit the financial statements of PT Dayamitra Telekomunikasi (Dayamitra), a subsidiary acquired in 2001, which statements reflect total assets constituting 3% of consolidated total assets at December 31, 2001. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel and Dayamitra is based solely on the reports of such other auditors.

     We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     Previously, we have issued our report No. 280202 TI LSW SA, dated February 28, 2002, with an unqualified opinion. In relation to the filing of the annual report on Form 20-F required by the U.S. Securities and Exchange Commission, the Company has reissued its financial statements. There is no change in account in principles or material matters between the previous and reissued financial statements, except as described in Note 54 concerning subsequent events after reporting date.

HANS TUANAKOTTA & MUSTOFA

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2001, and the results of their operations, changes in their equity, and their cash flows for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in Indonesia.

     As described in Note 46 to the consolidated financial statements, the Company and an investor in a Joint Operation Scheme have submitted various claims against each other for resolution in arbitration proceedings under the Rules of the International Chamber of Commerce.

     Note 48 to the consolidated financial statements includes a summary of the effects the economic conditions in Indonesia have had on the Company and its subsidiaries, as well as measures the Company and its subsidiaries have implemented or plan to implement in response to the economic conditions. The accompanying consolidated financial statements include the effects of the economic conditions to the extent they can be determined and estimated.

     Generally accepted accounting principles in Indonesia vary in certain respects with those in the United States of America. A description of the significant differences between those two generally accepted accounting principles and approximate effects of those differences on the net income for the years ended December 31, 2000 and 2001 and equity as of December 31, 2001 are set forth in Notes 51 and 52, respectively, to the consolidated financial statements.

     Our audits also comprehended the translation of Rupiah amounts into United States Dollar and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such United States Dollar amounts are presented solely for the convenience of the readers.

HANS TUANAKOTTA & MUSTOFA

/s/ LUDOVICUS SENSI
Ludovicus Sensi W, SE, MM, BAP
License No. 99.1.0705

February 28, 2002, except for Note 54 as to which the date is May 8, 2002

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002
 (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH AND THOUSANDS OF UNITED
                                 STATES DOLLAR)

                                     ASSETS

                                                     NOTES         2001                 2002
                                                   ----------   ----------   --------------------------
                                                                    RP           RP       US$ (NOTES 3)
CURRENT ASSETS
  Cash and cash equivalents......................   2e,6,47      3,644,213    5,699,070       639,411
  Temporary investments..........................   2f,7,47        348,915    1,073,000       120,386
  Trade accounts receivable......................  2g,8,9,47
     Related parties -- net of allowance for
       doubtful accounts of Rp325,930 million in
       2001 and Rp576,374 million in 2002........                1,037,154    1,308,102       146,763
     Third parties -- net of allowance for
       doubtful accounts of Rp252,855 million in
       2001 and Rp397,810 million in 2002........                1,415,686    1,890,679       212,126
  Other accounts receivable -- net of allowance
     for doubtful accounts of Rp26,964 million in
     2001 and Rp20,326 million in 2002...........    2g,47         196,664      285,920        32,079
  Inventories -- net of allowance for
     obsolescence of Rp48,997 million in 2001 and
     Rp53,795 million in 2002....................    2h,10         191,092      139,682        15,672
  Prepaid expenses...............................      2i          335,720      353,656        39,680
  Prepaid taxes..................................      11               --       84,674         9,500
  Other current assets...........................      12          139,075      145,761        16,353
                                                                ----------   ----------     ---------
          Total Current Assets...................                7,308,519   10,980,544     1,231,970
                                                                ----------   ----------     ---------
NONCURRENT ASSETS
  Long-term investments -- net...................    2f,13         191,382      183,147        20,548
  Property, plant and equipment -- net of
     accumulated depreciation of Rp15,929,614
     million in 2001 and Rp19,718,913 million in
     2002........................................   2j,2k,14    22,288,766   27,645,780     3,101,737
  Property, plant and equipment under revenue-
     sharing arrangements -- net of accumulated
     depreciation of Rp840,918 million in 2001
     and Rp840,949 million in 2002...............   2l,15,50       452,733      379,637        42,594
  Advances and other noncurrent assets...........   2n,7,47        694,879      528,568        59,303
  Intangible assets..............................  1b,2c,5,16    1,356,144    2,052,126       230,240
  Advance payment for investment in shares of
     stock.......................................     5,49              --      247,548        27,773
  Escrow accounts................................   5,17,49        171,080      297,928        33,426
  Property not used in operations................                    6,777        6,889           772
                                                                ----------   ----------     ---------
          Total Noncurrent Assets................               25,161,761   31,341,623     3,516,393
                                                                ----------   ----------     ---------
TOTAL ASSETS.....................................               32,470,280   42,322,167     4,748,363
                                                                ==========   ==========     =========

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                           DECEMBER 31, 2001 AND 2002
 (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH AND THOUSANDS OF UNITED
                                 STATES DOLLAR)

                             LIABILITIES AND EQUITY

                                                    NOTES           2001                 2002
                                                --------------   ----------   --------------------------
                                                                                           US$ (NOTES 3)
                                                                     RP           RP       -------------
CURRENT LIABILITIES
  Trade accounts payable......................      18,47
     Related parties..........................                      721,009    1,032,942       115,892
     Third parties............................                    1,056,644    2,356,284       264,365
  Other accounts payable......................        47             49,392       58,708         6,588
  Taxes payable...............................      2r,19         1,875,023    1,212,575       136,046
  Dividends payable...........................                        1,411        1,494           168
  Accrued expenses............................     4,20,47        1,437,575    2,510,402       281,656
  Unearned income.............................        2o            271,928      498,801        55,963
  Advances from customers and suppliers.......      21,49           213,432    1,132,319       127,041
  Short-term bank loan........................        22            500,000       39,205         4,399
  Current maturities of long-term
     liabilities..............................    2k,5,23,24
                                                25,26,27,29,47    1,542,600    2,012,251       225,765
  Liability for cross-ownership
     transactions.............................        4           2,406,309           --            --
                                                                 ----------   ----------     ---------
          Total Current Liabilities...........                   10,075,323   10,854,981     1,217,883
                                                                 ----------   ----------     ---------
NONCURRENT LIABILITIES
  Deferred tax liabilities -- net.............      2r,42         1,767,759    1,521,209       170,673
  Unearned income on revenue-sharing
     arrangements.............................   2l,15,38,50        225,714      165,978        18,622
  Unearned initial investor payments under
     joint operation scheme...................     2m,35,47         111,834       66,117         7,418
  Long-term liabilities -- net of current
     maturities
     Two-step loans -- related party..........      24,47         8,637,340    7,694,445       863,284
     Suppliers' credit loans..................     5,17,25          395,020      175,625        19,704
     Bridging loan............................     5,17,26          111,401       53,405         5,992
     Project cost payable.....................                      242,809       15,513         1,740
     Bond payable and guaranteed notes........        28                 --    2,337,518       262,259
     Bank loan................................        29             73,150       85,355         9,576
     Other long-term debt.....................        2k             10,181        9,275         1,041
     Liability for acquisition of a
       subsidiary.............................     5,17,27          260,840           --            --
                                                                 ----------   ----------     ---------
          Total Noncurrent Liabilities........                   11,836,048   12,124,440     1,360,309
                                                                 ----------   ----------     ---------
MINORITY INTEREST IN NET ASSETS OF
  SUBSIDIARIES................................        30          1,235,334    3,443,563       386,353
                                                                 ----------   ----------     ---------

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                           DECEMBER 31, 2001 AND 2002
 (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH AND THOUSANDS OF UNITED
                                 STATES DOLLAR)

                             LIABILITIES AND EQUITY

                                                    NOTES           2001                 2002
                                                --------------   ----------   --------------------------
                                                                                           US$ (NOTES 3)
                                                                     RP           RP       -------------
EQUITY
  Capital stock -- Rp500 par value per Series
     A Dwiwarna share and Series B share
     Authorized -- one Series A Dwiwarna share
       and 39,999,999,999 Series B shares
     Issued and fully paid -- one Series A
       Dwiwarna share and 10,079,999,639
       Series B shares........................        31          5,040,000    5,040,000       565,466
  Additional paid-in capital..................        32          1,073,333    1,073,333       120,423
  Difference in value of restructuring
     transactions between entities under
     common control...........................       2c,4        (7,402,343)  (7,032,455)     (789,011)
  Difference due to change of equity in
     associated companies.....................      2f,13           342,425      342,425        38,419
  Translation adjustment......................      2d,13           179,672      164,966        18,508
  Unrealized loss on decline in value of
     securities...............................       2f,7              (207)          --            --
  Retained earnings
     Appropriated.............................        44            320,392      745,403        83,630
     Unappropriated...........................                    9,770,303   15,565,511     1,746,383
                                                                 ----------   ----------     ---------
          Total Equity........................                    9,323,575   15,899,183     1,783,818
                                                                 ----------   ----------     ---------
TOTAL LIABILITIES AND EQUITY..................                   32,470,280   42,322,167     4,748,363
                                                                 ==========   ==========     =========

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
 (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH AND THOUSANDS OF UNITED
                                 STATES DOLLAR,
                           EXCEPT SHARE AND ADS DATA)

                                                NOTES        2000         2001                 2002
                                             -----------  ----------   ----------   ---------------------------
                                                              RP           RP           RP       US$ (NOTES 3)
OPERATING REVENUES
  Telephone................................     2o,33
    Fixed lines............................                5,177,864    6,415,156    8,327,378       934,296
    Cellular...............................                2,890,002    4,707,998    6,226,801       698,620
  Interconnection..........................   2o,34,47       980,985    1,387,363    3,025,906       339,494
  Joint operation scheme...................  2m,2o,35,49   2,267,154    2,219,586    1,637,809       183,755
  Data and internet........................      36          107,934      673,184    1,571,470       176,312
  Network..................................      37          340,034      414,929      326,412        36,622
  Revenue-sharing arrangements.............      38          308,365      265,173      280,158        31,433
  Other telecommunications services........     2l,2o         39,658       47,400        3,803           427
                                                          ----------   ----------   ----------     ---------
         Total Operating Revenues..........               12,111,996   16,130,789   21,399,737     2,400,959
                                                          ----------   ----------   ----------     ---------
OPERATING EXPENSES
  Personnel................................      39        1,610,196    2,028,812    4,124,064       462,702
  Depreciation.............................  2j,2k,2l,14   2,419,069    2,828,603    3,504,201       393,156
  Operation, maintenance and
    telecommunication services.............      40        1,385,735    2,149,921    2,432,176       272,880
  General and administrative...............      41          871,683    1,287,747    1,557,789       174,777
  Marketing................................                  147,160      220,006      379,823        42,614
                                                          ----------   ----------   ----------     ---------
         Total Operating Expenses..........                6,433,843    8,515,089   11,998,053     1,346,129
                                                          ----------   ----------   ----------     ---------
OPERATING INCOME...........................                5,678,153    7,615,700    9,401,684     1,054,830
                                                          ----------   ----------   ----------     ---------
OTHER INCOME (CHARGES)
  Gain on sales of long term investment....      2f               --           --    3,196,380       358,620
  Interest income..........................   2e,2f,47       691,962      571,587      485,356        54,455
  Interest expense.........................      47         (816,749)  (1,329,642)  (1,534,568)     (172,172)
  Gain (loss) on exchange rate
    differences -- net.....................     2d,54       (944,077)    (378,720)     516,699        57,971
  Equity in net income (loss) of associated
    companies..............................     2f,47       (232,044)     (85,686)      62,167         6,975
  Others -- net............................                  411,955      294,050      214,856        24,106
                                                          ----------   ----------   ----------     ---------
  Other income (charges) -- net............                 (888,953)    (928,411)   2,940,890       329,955
                                                          ----------   ----------   ----------     ---------
INCOME BEFORE TAX..........................                4,789,200    6,687,289   12,342,574     1,384,785
TAX EXPENSE
  Current tax..............................     2r,42     (1,228,199)  (2,174,401)  (2,838,573)     (318,476)
  Deferred tax.............................     2r,42       (238,068)     103,747       92,716        10,402
                                                          ----------   ----------   ----------     ---------
                                                          (1,466,267)  (2,070,654)  (2,745,857)     (308,074)
INCOME BEFORE MINORITY INTEREST IN NET
  INCOME OF SUBSIDIARIES AND PRE
  ACQUISITION (INCOME) LOSS................                3,322,933    4,616,635    9,596,717     1,076,711
PRE ACQUISITION (INCOME) LOSS OF
  SUBSIDIARIES.............................                       --      108,080     (142,817)      (16,023)
MINORITY INTEREST IN NET INCOME OF
  SUBSIDIARIES.............................      30         (312,930)    (474,605)  (1,108,626)     (124,383)
                                                          ----------   ----------   ----------     ---------
NET INCOME.................................                3,010,003    4,250,110    8,345,274       936,305
                                                          ==========   ==========   ==========     =========
BASIC EARNINGS PER SHARES..................   2s,43,44
  Net income per share.....................                   298.61       421.64       827.90          0.09
                                                          ==========   ==========   ==========     =========
  Net income per ADS
  (20 Series B shares per ADS).............                 5,972.23     8,432.76    16,558.08          1.86
                                                          ==========   ==========   ==========     =========

    See accompanying notes to consolidated financial statements which are an integral part of the
                       consolidated financial statements.

                         PERUSAHAAN PERSEROAN (PERSERO)
                PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
            (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH)

                                                                   DIFFERENCE DUE TO     UNREALIZED LOSS
                                                                   CHANGE OF EQUITY       ON DECLINE IN
                                      CAPITAL      ADDITIONAL        IN ASSOCIATED          VALUE OF         TRANSLATION
DESCRIPTION                            STOCK     PAID-IN CAPITAL       COMPANIES           SECURITIES        ADJUSTMENT
-----------                          ---------   ---------------   -----------------   -------------------   -----------
                                        RP             RP                 RP                   RP                RP
Balance as of January 1, 2000......  5,040,000      1,073,333           430,722               (159)            162,299
Equity resulting from
 restatement.......................         --             --                --                 --                  --
Difference due to change of equity
 in Telkomsel and PSN -- net of
 deferred tax effect of Rp1,853
 million...........................         --             --            (4,325)                --                  --
Unrealized loss on decline in value
 of securities.....................         --             --                --                 (6)                 --
Increase in investment in CSM and
 PSN resulted from currency
 translation adjustment from US
 Dollar to Rupiah -- net of
 deferred tax effect of Rp6,349
 million...........................         --             --                --                 --              14,815
Resolved during the Annual General
 Meeting of the Stockholders on
 April 7, 2000:
 Declaration of cash dividend......         --             --                --                 --                  --
 Appropriation for general
   reserve.........................         --             --                --                 --                  --
Net income for the year -- as
 restated..........................         --             --                --                 --                  --
                                     ---------      ---------           -------               ----             -------
Balance as of December 31, 2000....  5,040,000      1,073,333           426,397               (165)            177,114
                                     =========      =========           =======               ====             =======

                                       EQUITY
                                      RESULTING          RETAINED EARNINGS
                                        FROM       -----------------------------     TOTAL
DESCRIPTION                          RESTATEMENT   APPROPRIATED   UNAPPROPRIATED     EQUITY
-----------                          -----------   ------------   --------------   ----------
                                         RP             RP              RP             RP
Balance as of January 1, 2000......     791,302      171,719         5,346,395     13,015,611
Equity resulting from
 restatement.......................     430,231           --          (470,992)       (40,761)
Difference due to change of equity
 in Telkomsel and PSN -- net of
 deferred tax effect of Rp1,853
 million...........................          --           --                --         (4,325)
Unrealized loss on decline in value
 of securities.....................          --           --                --             (6)
Increase in investment in CSM and
 PSN resulted from currency
 translation adjustment from US
 Dollar to Rupiah -- net of
 deferred tax effect of Rp6,349
 million...........................          --           --                --         14,815
Resolved during the Annual General
 Meeting of the Stockholders on
 April 7, 2000:
 Declaration of cash dividend......          --           --        (1,086,161)    (1,086,161)
 Appropriation for general
   reserve.........................          --       21,723           (21,723)            --
Net income for the year -- as
 restated..........................          --           --         3,010,003      3,010,003
                                      ---------      -------        ----------     ----------
Balance as of December 31, 2000....   1,221,533      193,442         6,777,522     14,909,176
                                      =========      =======        ==========     ==========

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

                         PERUSAHAAN PERSEROAN (PERSERO)
                PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
            (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH)

                                                             DIFFERENCE IN
                                                                VALUE OF
                                                             RESTRUCTURING
                                                              TRANSACTIONS    DIFFERENCE DUE TO     UNREALIZED LOSS
                                                                BETWEEN       CHANGE OF EQUITY       ON DECLINE IN
                                CAPITAL      ADDITIONAL      ENTITIES UNDER     IN ASSOCIATED          VALUE OF         TRANSLATION
DESCRIPTION                      STOCK     PAID-IN CAPITAL   COMMON CONTROL       COMPANIES           SECURITIES        ADJUSTMENT
-----------                    ---------   ---------------   --------------   -----------------   -------------------   -----------
                                  RP             RP                RP                RP                   RP                RP
Balance as of January 1,
 2001........................  5,040,000      1,073,333                --          426,397               (165)            177,114
Difference in value of
 restructuring transactions
 between entities under
 common control..............         --             --        (7,402,343)              --                 --                  --
Reversal of difference due to
 change of equity in
 Satelindo -- net of deferred
 tax effect of Rp87,133
 million.....................         --             --                --         (203,309)                --                  --
Difference due to change of
 equity in Telkomsel -- net
 of deferred tax effect of
 Rp51,144 million............         --             --                --          119,337                 --                  --
Unrealized loss on decline in
 value of securities.........         --             --                --               --                (42)                 --
Foreign currency translation
 of CSM -- net of deferred
 tax effect of Rp1,096
 million.....................         --             --                --               --                 --               2,558
Resolved during the Annual
 General Meeting of the
 Stockholders on May 10, 2001
 Declaration of cash
   dividend..................         --             --                --               --                 --                  --
 Appropriation for general
   reserve...................         --             --                --               --                 --                  --
Net Income for the year......         --             --                --               --                 --                  --
                               ---------      ---------        ----------         --------               ----             -------
Balance as of December 31,
 2001........................  5,040,000      1,073,333        (7,402,343)         342,425               (207)            179,672
                               =========      =========        ==========         ========               ====             =======


                                 EQUITY
                                RESULTING          RETAINED EARNINGS
                                  FROM       -----------------------------     TOTAL
DESCRIPTION                    RESTATEMENT   APPROPRIATED   UNAPPROPRIATED     EQUITY
-----------                    -----------   ------------   --------------   ----------
                                   RP             RP              RP             RP
Balance as of January 1,
 2001........................   1,221,533      193,442         6,777,522     14,909,176
Difference in value of
 restructuring transactions
 between entities under
 common control..............  (1,221,533)          --          (241,725)    (8,865,601)
Reversal of difference due to
 change of equity in
 Satelindo -- net of deferred
 tax effect of Rp87,133
 million.....................          --           --                --       (203,309)
Difference due to change of
 equity in Telkomsel -- net
 of deferred tax effect of
 Rp51,144 million............          --           --                --        119,337
Unrealized loss on decline in
 value of securities.........          --           --                --            (42)
Foreign currency translation
 of CSM -- net of deferred
 tax effect of Rp1,096
 million.....................          --           --                --          2,558
Resolved during the Annual
 General Meeting of the
 Stockholders on May 10, 2001
 Declaration of cash
   dividend..................          --           --          (888,654)      (888,654)
 Appropriation for general
   reserve...................          --      126,950          (126,950)            --
Net Income for the year......          --           --         4,250,110      4,250,110
                               ----------      -------        ----------     ----------
Balance as of December 31,
 2001........................          --      320,392         9,770,303      9,323,575
                               ==========      =======        ==========     ==========

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

                         PERUSAHAAN PERSEROAN (PERSERO)
                PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
            (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH)

                                                                        DIFFERENCE IN
                                                                           VALUE OF
                                                                        RESTRUCTURING                            UNREALIZED
                                                                         TRANSACTIONS    DIFFERENCE DUE TO         LOSS ON
                                                                           BETWEEN       CHANGE OF EQUITY        DECLINE IN
                                           CAPITAL      ADDITIONAL      ENTITIES UNDER     IN ASSOCIATED          VALUE OF
DESCRIPTION                       NOTES     STOCK     PAID-IN CAPITAL   COMMON CONTROL       COMPANIES           SECURITIES
-----------                       -----   ---------   ---------------   --------------   -----------------   -------------------
                                             RP             RP                RP                RP                   RP
Balance as of January 1, 2002...          5,040,000      1,073,333        (7,402,343)         342,425               (207)
Decline of investment in CSM as
 a result of foreign currency
 translation of CSM -- net of
 deferred tax effect of Rp6,303
 million........................  2d,13          --             --                --               --                 --
Sales of mutual
 fund -- Seruni.................     7           --             --                --               --                207
Reversal of deferred tax
 liability on restructuring
 transactions between entities
 under common control...........     4           --             --           369,888               --                 --
Resolved during the Annual
 General Meeting of the
 Stockholders on June 21, 2002:
 Declaration of cash dividend...    44           --             --                --               --                 --
 Appropriation for general
   reserve......................    44           --             --                --               --                 --
Net Income for the year.........                 --             --                --               --                 --
                                          ---------      ---------        ----------         --------               ----
Balance as of December 31,
 2002...........................          5,040,000      1,073,333        (7,032,455)         342,425                 --
                                          =========      =========        ==========         ========               ====


                                                      RETAINED EARNINGS
                                  TRANSLATION   -----------------------------     TOTAL
DESCRIPTION                       ADJUSTMENT    APPROPRIATED   UNAPPROPRIATED     EQUITY
-----------                       -----------   ------------   --------------   ----------
                                      RP             RP              RP             RP
Balance as of January 1, 2002...    179,672       320,392         9,770,303      9,323,575
Decline of investment in CSM as
 a result of foreign currency
 translation of CSM -- net of
 deferred tax effect of Rp6,303
 million........................    (14,706)           --                --        (14,706)
Sales of mutual
 fund -- Seruni.................         --            --                --            207
Reversal of deferred tax
 liability on restructuring
 transactions between entities
 under common control...........         --            --                --        369,888
Resolved during the Annual
 General Meeting of the
 Stockholders on June 21, 2002:
 Declaration of cash dividend...         --            --        (2,125,055)    (2,125,055)
 Appropriation for general
   reserve......................         --       425,011          (425,011)            --
Net Income for the year.........         --            --         8,345,274      8,345,274
                                    -------       -------        ----------     ----------
Balance as of December 31,
 2002...........................    164,966       745,403        15,565,511     15,899,183
                                    =======       =======        ==========     ==========

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
 (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH AND THOUSANDS OF UNITED
                                 STATES DOLLAR)

                                                    2000         2001                 2002
                                                 ----------   ----------   --------------------------
                                                     RP           RP           RP       US$ (NOTES 3)
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash receipt from operating revenues
     Telephone and interconnection -- net
     Fixed line................................   4,883,551    6,310,052    9,784,115     1,097,735
     Cellular..................................   2,832,332    5,237,087    8,130,370       912,192
     Joint Operation Scheme....................   1,950,693    1,717,154      746,748        83,782
     Interconnection -- net....................   1,252,742    1,127,545    1,753,270       196,709
     Other services............................     771,480      697,348      620,416        69,608
                                                 ----------   ----------   ----------     ---------
          Total cash receipt from operating
            revenues...........................  11,690,798   15,089,186   21,034,919     2,360,026
  Cash payments for operating expenses.........  (3,149,770   (5,321,836)  (7,933,104)     (890,060)
                                                 ----------   ----------   ----------     ---------
  Cash generated from operations...............   8,541,028    9,767,350   13,101,815     1,469,966
                                                 ----------   ----------   ----------     ---------
  Interest received............................     725,489      590,966      565,876        63,489
  Income tax payments..........................  (1,642,818)  (2,098,272)  (3,394,955)     (380,899)
  Interest paid................................    (856,961)  (1,256,404)    (921,448)     (103,382)
Cash receipt of advance from KSO III...........          --           --      830,431        93,171
Cash receipt from customer and advances........     109,021        8,949      278,587        31,256
                                                 ----------   ----------   ----------     ---------
Net Cash Provided by Operating Activities......   6,875,759    7,012,589   10,460,306     1,173,601
                                                 ----------   ----------   ----------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from investments and maturity of
     time deposits.............................   5,118,034    7,892,554    1,497,883       168,056
  Proceeds from sale of property, plant and
     equipment.................................       5,950       10,944      204,008        22,889
  Payment for cross ownership transactions.....          --   (6,243,279)  (2,609,145)     (292,735)
  Purchases of marketable securities and
     placements in time deposits...............  (7,682,827)  (4,370,479)  (2,279,362)     (255,735)
  Sale of ownership in Telkomsel...............          --           --    3,948,945       443,055
  Acquisitions of property, plant and
     equipment.................................  (2,366,450)  (3,591,449)  (5,057,610)     (567,442)
  Decrease in advances and others..............     137,721      263,881       57,485         6,450
  Payment of advance for investment in shares
     of stock..................................          --           --     (272,548)      (30,579)
  Acquisitions of long-term investment.........     (14,000)      (1,400)    (749,184)      (84,055)
                                                 ----------   ----------   ----------     ---------
Net Cash Used in Investing Activities..........  (4,801,572)  (6,039,228)  (5,259,528)     (590,096)
                                                 ----------   ----------   ----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Security deposit.............................          --           --      (16,092)       (1,806)
  Proceeds from bonds..........................          --           --    2,365,314       265,378
  Repayment of long term liabilities...........    (894,998)  (1,231,322)  (2,753,533)     (308,934)
  Cash dividends paid..........................  (1,218,009)  (1,023,355)  (2,443,749)     (274,178)
  Net distributed to social institution........          --       (1,721)        (615)          (69)
  Decrease (increase) in escrow account........       3,034     (171,077)    (297,246)      (33,350)
  Decrease in other non current assets.........          --      264,664           --            --
  Receipts from Bank Loan......................          --      500,000           --            --
                                                 ----------   ----------   ----------     ---------
Net Cash Used in Financing Activities..........  (2,109,973)  (1,662,811)  (3,145,921)     (352,959)
                                                 ----------   ----------   ----------     ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................     (35,786)    (689,450)   2,054,857       230,546
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR.........................................   4,369,449    4,333,663    3,644,213       408,865
                                                 ----------   ----------   ----------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR.......   4,333,663    3,644,213    5,699,070       639,411
                                                 ==========   ==========   ==========     =========

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
 (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH AND THOUSANDS OF UNITED
                                 STATES DOLLAR)

                                                    2000         2001                 2002
                                                 ----------   ----------   --------------------------
                                                     RP           RP           RP       US$ (NOTES 3)
SUPPLEMENTAL CASH FLOWS INFORMATION
Acquisition of subsidiaries:
  Acquisition cost.............................          --   12,430,716    1,075,295       120,643
  Cash payment.................................          --    6,425,057      288,799        32,402
  Bank balance and cash acquired...............          --     (181,778)          --            --
                                                 ----------   ----------   ----------     ---------
  Cash outflow for acquisition of
     subsidiaries..............................          --    6,243,279      288,799        32,402
                                                 ----------   ----------   ----------     ---------
Noncash investing and financing activities:
  Increase in property under construction
     through the incurrence of long-term
     debt......................................     580,584       60,341      190,080        21,326
  Increase in property and equipment through
     lease liabilities.........................          --        2,483           --            --
  Capitalization of borrowing costs during
     construction:
     Gain (loss) on foreign exchange net.......     179,207        1,746      (27,568)       (3,093)
     Interest..................................      62,534        8,089        9,528         1,069
  Conversion of receivable to long-term
     investment................................          --       92,750           --            --
  Changes from equity transactions of
     associated companies affecting the
     following accounts:
     Long-term investments.....................      14,986      174,135           --            --
     Foreign currency translation adjustment of
       CSM's financial statements..............      14,815        2,558       14,706         1,650
     Deferred tax liability....................       4,496       52,240           --            --
     Difference due to change of equity in
       associated companies....................      (4,325)     119,337           --            --
     Decrease in property, plant and equipment
       and unearned income under
       revenue-sharing arrangement.............          --           --      (73,065)       (8,198)

    See accompanying notes to consolidated financial statements which are an integral part of the
                       consolidated financial statements

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

1. GENERAL

  a. Establishment and General Information

     Perusahaan (Persero) P.T. Telekomunikasi Indonesia Tbk (the "Company") was originally a part of "Post en Telegraafdienst", which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette of the Dutch Indies No. 52 dated April 3, 1884.

     In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation ("Persero"). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The Articles of Association have been amended several times, the most recent amendment was made through Deed No. 4 dated January 10, 2002, of Notary
A. Partomuan Pohan, S.H., LL.M., concerning the change in the Company's objective, scope of activities, directors' scope of authorities and the composition of the Company's board of commissioners. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-00682HT.01.04.Th.2002 dated January 15, 2002.

     The Company's principal business is the provision of domestic telecommunication services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunication facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, the Company has entered into agreements with investors to develop, manage and operate telecommunication facilities under Joint Operation Schemes (known as "Kerja Sama Operasi" or "KSO") (see Note 49).

     Under Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or "badan penyelenggara"). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunications services. In providing telecommunications services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunications sector from the now defunct Ministry of Tourism, Post and Telecommunication in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunications services, further provides that cooperation which provides basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body's telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

     The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia ("MTPT"), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services. Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company's right to provide other domestic telecommunications services.

     On September 8, 1999, the Government issued Law No. 36/1999 on Telecommunications to replace Law No. 3/1989. Under the new Law, which took effect from September 2000, telecommunications activities cover:

          i. Telecommunications networks

          ii. Telecommunications services

          iii. Special telecommunications

     National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunication networks and services. Special telecommunications services can be provided by individuals, government agencies and legal entities other than telecommunication networks and service providers.

     Under Law No. 5/1999, activities that result in monopolistic practices and unhealthy competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

     Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2002 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local wireline and fixed wireless services was shortened to expire on August 2002 and August 2003 for domestic long-distance telecommunications services. In return, new operators are required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser. It is expected that as part of the compensation given to the Company, they will be granted a permit to provide international telecommunications services effective from August 2003.

     Based on the press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate Telkom's exclusive rights as the network provider for local and long-distance service effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk ("Indosat") was granted a license to provide local and long-distance telecommunications services.

     The Company's head office is located in Jalan Japati No. 1, Bandung, West Java. In 1996, five of the Company's seven regional divisions started to operate as separate units (known as "KSO Units") under Joint Operation Schemes.

     According to Article 3 of its Articles of Association, the scope of the Company's activities is as follows:

     1. The Company's objective is to provide telecommunication and information facilities and services, in accordance with prevailing regulations.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     2. To achieve the above objective, the Company is involved in the following activities:

          i. Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunication and information networks in accordance with prevailing regulations.

          ii. Planning, developing, providing, marketing or selling and improving telecommunication and information services in accordance with prevailing regulations.

          iii. Performing activities and other undertakings in connection with the utilization and development of the Company's resources and optimizing the utilization of the Company's property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

     As of December 31, 2001 and 2002, the Company had 37.422 employees and
34.678 employees, respectively, including those in the KSO Units.

     Based on the resolution of Annual Stockholders' General Meeting, the minutes of which have been notarized by Deed No. 17 dated May 10, 2001 of A. Partomuan Pohan, S.H., LL.M., the composition of the Company's Board of Commissioners from 2001 to 2004 is as follows:

President Commissioner   :     Bacelius Ruru
Commissioners            :     Noor Fuad
                         :     Purnomo Sidhi
                         :     Andi Siswaka Faisal
                         :     Rahardjo Tjakraningrat

     Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by deed No. 6 dated April 7, 2000 of the same notary, the composition of the Board of Directors from 2000 to 2005 is as follows:

President Director       :     Muhammad Nazif
Directors                :     Mursyid Amal
                         :     Taufik Akbar
                         :     Komaruddin Sastrakoesoemah
                         :     Kristiono

     Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by Deed No. 37 dated June 21, 2002 of
A. Partomuan Pohan, S.H., LL.M., the composition of the Company's board of commissioners from 2002 to 2004 is as follows:

President Commissioner     :     Bacelius Ruru
Commissioner               :     Agus Haryanto
Commissioner               :     Djamhari Sirat
Independent Commissioner   :     Arif Arryman
Independent Commissioner   :     Petrus Sartono

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by Deed No. 37 dated June 21, 2002 of the same notary, the composition of the Board of Directors from 2002 to 2005 is as follows:

Chief Executive Officer                  :     Kristiono
Chief Financial Officer                  :     Guntur Siregar
Director for Telecommunication
  Services                               :     Garuda Sugardo
Chief Information Officer                :     Agus Utoyo
Director for Telecommunication Network   :     Suryatin Setiawan

  b. Consolidated Subsidiaries

     The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

                                                                           PERCENTAGE OF                   TOTAL
                                                                             OWNERSHIP      START OF     ASSETS AT
                                                                           -------------   COMMERCIAL   DECEMBER 31
SUBSIDIARIES                         DOMICILE      NATURE OF BUSINESS      2001    2002    OPERATIONS      2002
------------                        ----------   -----------------------   -----   -----   ----------   -----------
                                                                             %       %                      RP
PT Infomedia Nusantara............   Jakarta     Data and information      51.00   51.00      1995         260,437
                                                 services
PT Indonusa Telemedia.............   Jakarta     Multimedia                57.50   57.50      1995          49,787
PT Telekomunikasi Selular.........   Jakarta     Telecommunications        77.72   65.00      1995      10,939,421
PT Dayamitra Telekomunikasi.......  Balikpapan   Telecommunications        90.32   90.32      1995         854,007
PT Graha Sarana Duta..............   Jakarta     Real estate,              99.99   99.99      1982          47,368
                                                 construction and
                                                 services
PT Pramindo Ikat Nusantara........    Medan      Telecommunications           --   30.00      1995       1,911,183
                                                 construction & services

     The Company has an indirect investment through its subsidiary in the following company:

                                                                                         PERCENTAGE OF
                                                                                           OWNERSHIP      START OF
                                                                           NATURE OF     -------------   COMMERCIAL
NAME OF COMPANY                                 OWNER         DOMICILE      BUSINESS     2001    2002    OPERATIONS
---------------                           -----------------   ---------   ------------   -----   -----   ----------
                                                                                           %       %
Telekomunikasi Selular Finance
  Limited...............................  PT Telekomunikasi   Mauritius   Fund Raising     --     100       2002
                                            Selular

  PT Infomedia Nusantara ("Infomedia")

     Infomedia is engaged in providing telecommunication information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

  PT Indonusa Telemedia ("Indonusa")

     Indonusa is engaged in providing multimedia telecommunication services.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Company has increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 new shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million.

  PT Telekomunikasi Selular ("Telkomsel")

     Telkomsel is engaged in providing telecommunication facilities and mobile cellular services using Global System for Mobile Communication ("GSM") technology on a nationwide basis.

     Until December 31, 2000, the investment in Telkomsel was accounted for using the equity method. The Company's cross-ownership transaction with Indosat in 2001 has increased the Company's ownership interest in Telkomsel to 77.72%. The accounting treatment of the cross-ownership transaction is discussed further in Notes 4.

     On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement ("CSPA") with Singapore Telkom Mobile Pte. Ltd. ("Singtel"). The CSPA covers the sale of a portion of the Company's shares in Telkomsel.

     The Company sold 23,223 ordinary registered shares Telkomsel, numbered from 107,278 to 130,500 with a par value of Rp1,000,000. These shares represent 12.72% of Telkomsel. This transaction diluted the Company's ownership in Telkomsel from 77.72% to 65%.

     The sale of the shares closed on July 30, 2002 and resulted in a gain of Rp3,196,380 million for book purposes and Rp30,295 million for tax purposes. The difference resulted from the accounting for the acquisition of Telkomsel at its carryover basis because of the common control transaction.

  PT Dayamitra Telekomunikasi ("Dayamitra")

     Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunication services in Kalimantan. The Company's acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed.

     Details of this acquisition are discussed further in Note 5.

  PT Graha Sarana Duta ("GSD")

     GSD is engaged in providing construction, sales and leasing of offices, housing and hotels together with their related facilities.

     The Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta (Dalam Penyelesaian) and Dana Pensiun Bank Duta (Dalam Penyelesaian), for purchase consideration of Rp119,000 million, based on the Sale and Purchase Agreement Deed No. 7 dated April 6, 2001 of Notary Imas Fatimah, S.H. This acquisition resulted in goodwill of Rp106,348 million.

     Based on the Share Sale and Purchase Agreement dated November 28, 2001, the Company sold one share to a related party for Rp9.5 million thereby reducing the Company's ownership interest to 99.99%.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  PT Pramindo Ikat Nusantara ("Pramindo")

     Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunication services in Sumatra.

     On August 15, 2002, the Company entered into a CSPA to acquire Pramindo through a series of three installment purchases as follows:

DATE                                                          PERCENTAGE
----                                                          ----------
August 15, 2002.............................................     30%
September 30, 2003..........................................     15%
December 31, 2004...........................................     55%

     Effective with the closing of the first installment, the Company was granted unilateral control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of January 1, 2002, with pre-acquisition net income deducted from consolidated income in the accompanying financial statements.

     Details of this acquisition are discussed further in Note 5.

  Telekomunikasi Selular Finance Limited ("TSFL")

     Telkomsel has a 100% direct ownership interest in TSFL, a company that was established in Mauritius on April 22, 2002. TSFL's objective is to raise funds for the development of Telkomsel's business through the issuance of debentures stocks, bonds, mortgages or any other securities.

  c. Public Offering of Shares of the Company

     The Company's total number of shares immediately prior to its initial public offering was 8,400,000,000, comprised of 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia. On November 14, 1995, the Government sold the Company's shares through an initial public offering in the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the Government of the Republic of Indonesia. A share offering was also conducted in the New York Stock Exchange and London Stock Exchange for 700,000,000 series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represents 20 series B shares.

     In December 1996, the Government of the Republic of Indonesia sold 388,000,000 series B shares, and later in 1997, the Government distributed 2,670,300 series B shares as an incentive for the stockholders not to sell their shares within one year from the date of the initial public offering.

     In May 1999, the Government sold 898,000,000 series B shares.

     Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company's issued shares of capital stock should be 25% of the total par value of the Company's authorized capital stock, or in the Company's case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual Stockholders' General Meeting on April 16, 1999 to increase the issued shares of capital stock. The share dividend was distributed to existing shareholders in August 1999.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     In December 2001, the Government of the Republic of Indonesia sold 1,200,000,000 shares or 11.9% of the series B shares.

     In July 2002, the Government of the Republic of Indonesia sold of 312,000,000 shares or 3.1% of the series B shares.

     As of December 31, 2002, all of the Company's series B shares have been listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 39,717,017 ADS shares have been listed on the New York Stock Exchange and London Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Consolidated Financial Statement Presentation

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP"), which differ in certain respects with generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of significant differences and their approximate effects on net income and equity are set forth in Note 57 and 58.

     The consolidated financial statements also include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "U.S. SEC" see Note 59).

     The consolidated financial statements, except for the statements of cash flows, are prepared using the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

     The consolidated statements of cash flows are prepared using the direct method with classifications of cash flows into operating, investing and financing activities.

     The reporting currency used in the preparation of the consolidated financial statements is the Indonesian Rupiah ("Rp").

  b. Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company consolidates subsidiaries over which it has control. The usual criterion for control is an ownership interest of more than 50%. The Company does not consolidate a subsidiary if control is expected to be temporary. Subsidiaries acquired that are accounted for using the purchase method are consolidated from the time the Company obtains control of such subsidiaries.

     Intercompany balances and transactions, including unrealized gains or losses on intercompany transactions, are eliminated to reflect the financial position and the results of operations of the Company and its subsidiaries as one business entity.

  c. Acquisitions and Business Divestitures

     The cross-ownership transactions with Indosat have been accounted for as a reorganization of entities under common control, because the Company and Indosat are both controlled by the

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

Government of the Republic of Indonesia. These transactions have been recorded at historical cost, in a manner similar to that in pooling of interests accounting.

     The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, has been charged to equity as "Difference in Value of Restructuring Transactions Between Entities Under Common Control".

     The acquisition of a subsidiary from third parties is accounted for using the purchase method. The excess of acquisition cost over the Company's interest in the fair value of identifiable assets and liabilities acquired is recorded as goodwill, which is amortized using the straight-line method over a period not to exceed five years.

     The acquisition of a KSO investor is accounted for using the purchase method. The excess of acquisition cost over the Company's interest in the fair value of identifiable assets and liabilities acquired is recorded as an intangible asset, which is amortized using the straight-line method over the remaining KSO period.

  d. Foreign Currency Transactions and Translation

     The books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions during the year involving foreign currencies are recorded at the rates of exchange prevailing at the time of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated to reflect the rates of exchange prevailing at that date. The resulting gains or losses are credited or charged to current operations, except for foreign exchange differences that can be attributed to qualifying assets, which are capitalized.

     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in Bridge Telerate in 2001 and 2002. The buy and sell rates published by Bridge Telerate were RP10,400 and RP10,450 to US$1 as December 31, 2001. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were RP8,940 and RP8,960 to US$1 as of December 31, 2002. Telkomsel applied the Bank Indonesia average buy and sell rate for its monetary assets and liabilities which was RP8,940 to US$1 as of December 31, 2002. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2002.

     The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated at the average rates of exchange for the year. The resulting translation adjustments are shown as part of equity as "Currency Translation Adjustment".

  e. Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of three months or less from the date of placement.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  f. Investments

  i. Time deposits

     Time deposits with maturities of more than three months are presented as temporary investments.

  ii. Investments in securities

     Investments in available for sale securities are stated at fair value. Unrealized gains or losses from the increase or decrease in fair value are recorded as part of equity. Realized gains and losses are included in operations when sold. Other than temporary declines in value are charged to income when conditions giving rise to the impairment occur.

     Investments in securities that will be held to maturity are stated at cost, less amortization of premium or discount.

     Investment in trading securities are recorded at fair value with realized and unrealized gains or losses included in income.

  iii. Investments in associated companies

     Investments in shares of stock of companies in which the Company's ownership is 20% to 50%, are accounted for using the equity method whereby the Company's proportionate share in the income or loss of the associated company after the date of acquisition is added to or deducted from, and the dividends received are deducted from the acquisition cost of the investments. The carrying amount of the investments are written down to recognize any other than temporary decline in the value of individual investments. Any such write down is charged directly to current operations.

  iv. Other investments

     Investments in shares of stock of companies in which the Company's ownership is less than 20%, which do not have readily determinable fair values and which are intended for long-term investment are stated at cost. The carrying amount of the investment is written down to recognize any other than temporary decline in the value of the individual investments. Any such write down is charged directly to current operations.

  v. Change of equity in associated companies

     Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized in equity as "Difference Due to Change of Equity in Associated Companies".

  g. Allowance for Doubtful Accounts

     An allowance for doubtful accounts is provided based upon a review of the status of the individual receivable accounts at the end of the year.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  h. Inventories

     Inventories are stated at cost which is determined using the weighted-average method, except for GSD, which uses the first-in, first-out
(FIFO) method. Provisions are made to reduce the carrying value of inventories to the lower of cost or net realizable value.

  i. Prepaid Expenses

     Prepaid expenses are amortized over their beneficial periods using the straight-line method.

  j. Property, Plant and Equipment -- Direct Acquisitions

     Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

     Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

                                                              YEARS
                                                              -----
Buildings...................................................   20
Switching equipment.........................................  5-15
Telegraph, telex and data communication equipment...........  5-15
Transmission installation and equipment.....................  5-20
Satellite, earth station and equipment......................  3-15
Cable network...............................................  5-15
Power supply................................................  3-10
Data processing equipment...................................  3-10
Other telecommunication peripherals.........................   5
Office equipment............................................  3-5
Vehicles....................................................  5-8
Other equipment.............................................   5

     Land is stated at cost and is not depreciated. Property, plant and equipment not used in operations are stated at the lower of its carrying value or net realizable value.

     When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

     The cost of maintenance and repairs is charged to operations as incurred. Expenditures, that extend the useful life of the asset or result in increased future economic benefits such as increases in capacity or improvement in the quality of output or standard of performance, are capitalized.

     Property, plant and equipment that is no longer used due to technological change, obsolescence or malfunction, is reclassified into property not used in operations, thereby accelerating the depreciation of such property, plant and equipment.

     Any resulting gain or loss from the disposal or sale of property, plant and equipment is reflected in current operations.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Computer software used for data processing is included with the value of the associated hardware.

     Property under construction is stated at cost, which includes all borrowing costs during construction on debts incurred to finance the construction. Gain or loss on foreign exchange that can be attributed to the property under construction is capitalized as a borrowing cost. Property under construction is transferred to the respective property, plant and equipment account when completed and ready for use.

  k. Leases

     Lease transactions are recorded as capital leases when all the following criteria are met:

          i. The lessee has the option to purchase the leased asset at the end of the lease term at a price mutually agreed upon at the inception of the lease agreement.

          ii. Periodic lease payments made by the lessee provide for a return of the cost of the leased asset and interest thereon to the lessor.

          iii. The minimum lease period is two years.

     Lease transactions that do not meet the above criteria are recorded as operating leases.

     Leased assets and obligations under capital leases are recorded at the present value of the total installments plus residual value (option price). Leased assets are depreciated using the same method and estimated useful lives used for directly acquired property and equipment.

  l. Revenue-Sharing Arrangements

     Under Indonesian Statement of Financial Accounting Standards ("PSAK") No. 35, "Accounting for Income from Telecommunication Services", assets under revenue-sharing arrangements are to be capitalized by the party to whom ownership of such assets shall be transferred at the end of the revenue-sharing period (the organizing body), if the following criteria are met:

          i. There is a certainty that the organizing body will acquire the assets, the ownership of which will be transferred at the end of the revenue-sharing period.

          ii. The organizing body will be free from any claims from third parties with respect to the acquisition of such assets.

          iii. The agreement covering the revenue-sharing arrangements is irrevocable.

     The Company records such assets as "Property, Plant and Equipment under Revenue-Sharing Arrangements" (with a corresponding initial credit to "Unearned Income under Revenue-Sharing Arrangements" presented under Liabilities) based on the costs incurred by the investors as agreed upon in the contracts entered into by the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

     The unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified into the "Property, Plant and Equipment" account.

     When property, plant and equipment under revenue-sharing arrangements are acquired by the Company before the end of the revenue-sharing period, the net book value of the assets are reclassified into the "Property, Plant and Equipment" account, and the balance of the related unearned income is included as a gain or loss in the current operations.

     Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company's share as provided in the agreement.

  m. Joint Operation Schemes

     Revenues from the operations of telecommunication facilities and the provision of telecommunication services which have been transferred by the Company to KSO investors includes amortization of the investor's initial payments, Minimum Telkom Revenues ("MTR") and the Company's share of Distributable KSO Revenues ("DKSOR").

     The unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and is amortized using the straight-line method over the KSO period of 15 years starting January 1, 1996.

     MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

     The Company's share of distributable KSO revenues is recognized on the basis of the Company's percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

     Under PSAK No. 39, "Accounting for Joint Operation Schemes", which supersedes paragraph 14 of PSAK No. 35, "Accounting for Telecommunication Services Revenue", the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO scheme.

  n. Deferred Charges for Land rights

     Expenses related to the legal processing of land rights are deferred and amortized using the straight-line method over the legal term of the land right, which is normally shorter than its economic life.

  o. Revenue Recognition

  i. Fixed Line Telephone Revenues

     Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  ii. Cellular Telephone Revenues

     Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module ("SIM") cards and pulse reload vouchers, are recognized as follows:

     1. Sale of starter packs are recognized as revenue upon delivery of the starter packs to distributors, dealer or directly to customers.

     2. Sale of pulse reload vouchers are recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

  iii. Interconnection revenues

     Revenues from network interconnection with other domestic and international telecommunication carriers are recognized as incurred and are presented on a net basis.

  p. Pension Plan

  i. Defined Benefit Pension Plan

     The Company and certain subsidiaries established a defined benefit pension plan covering all their permanent employees.

     Current service cost is charged to operations in the current period. Past service cost, actuarial adjustments and the effect of changes in assumptions for active participants are amortized using the straight-line method over the estimated average residual employment period that has been determined by the actuary.

     The method used by the actuary for actuarial calculations is the projected-unit-credit method.

  ii. Early Retirement

     Early retirement benefits are accrued at the time the Company makes a strong commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

  q. Post-retirement Health Care Plan

     The Company recognizes the cost of providing postretirement health care plan benefits over the working lives of its employees based on actuarial computations. This practice is similar to that provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" ("SFAS 106"), in U.S. GAAP.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  r. Income Tax

     Current tax expense is determined based on the taxable income for the year computed using prevailing tax rates.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

     Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

     Deferred tax assets and liabilities are offset in the balance sheet, except those for different legal entities.

  s. Earnings per Share and Earnings per American Depositary Share ("ADS")

     Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 20, the number of shares represented by each ADS. There are no potentially dilutive securities outstanding.

  t. Segment Information

     The Company and its subsidiaries' segment information is presented based upon identified business segments.

     A business segment is a distinguishable component that is engaged in providing an individual product or service or a group of related products or services that are different from those of other business segments, primarily to customers outside the Company or its subsidiaries.

     Business segment information is consistent with operating information routinely reported to the Company's chief operating decision maker.

     Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

  u. Reclassification of Accounts

     Certain accounts in the 2001 financial statements have been reclassified to conform to the presentation of those accounts in the 2002 financial statements.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

3. TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

     The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,913 to US$1 published by Reuters on March 14, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollar at this or any other rate of exchange.

4. CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

     On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

          i. Acquisition by the Company of Indosat's 35% equity interest in Telkomsel for US$945 million ("Telkomsel Transaction");

          ii. Acquisition by Indosat of the Company's 22.5% equity interest in PT Satelit Palapa Indonesia ("Satelindo") for US$186 million ("Satelindo Transaction");

          iii. Acquisition by Indosat of the Company's 37.66% equity interest in PT Aplikanusa Lintasarta ("Lintasarta") for US$38 million and convertible bonds of Rp4,051 million issued by Lintasarta ("Lintasarta Transaction"); and

          iv. The acquisition by Indosat of all of the Company's rights, and novation of all of the Company's obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia ("MGTI"), together with all of the Company's assets being used as KSO IV assets, for US$375 million, ("KSO IV Transaction").

     Lintasarta's convertible bonds were subsequently converted into shares, thereby reducing the Company's 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

     The Telkomsel and Lintasarta transactions, were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

     The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo's shareholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo's shares, respectively.

     On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction as certain conditions precedent to the transaction's closing provided in the Conditional Sale and Purchase Agreement dated April 3, 2001 were not fulfilled.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Telkomsel, Satelindo and Lintasarta transactions have been accounted for as a restructuring of entities under common control. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, is included within equity as "Difference in Value of Restructuring Transactions Between Entities Under Common Control", as follows:

                                       HISTORICAL
                       CONSIDERATION    AMOUNT OF                           DIFFERENCE IN VALUE
                           PAID/       NET ASSETS/     CHANGE IN     ----------------------------------
                        (RECEIVED)     INVESTMENT    EQUITY -- NET     TOTAL        TAX         NET
                       -------------   -----------   -------------   ----------   --------   ----------
                            RP             RP             RP             RP          RP          RP
Telkomsel............   10,782,450      1,466,658            --       9,315,792         --    9,315,792
Satelindo............   (2,122,260)            --      (203,309)     (2,325,569)  (636,678)  (1,688,891)
Lintasarta...........     (437,631)       116,834            --        (320,797)   (96,239)    (224,558)
                        ----------      ---------      --------      ----------   --------   ----------
Total................    8,222,559      1,583,492      (203,309)      6,669,426   (732,917)   7,402,343
                        ==========      =========      ========      ==========   ========   ==========

     As of December 31, 2001, the Company's net obligation to Indosat for the cross-ownership transactions was Rp2,406,309 million. The Company has settled this obligation in 2002.

     In 2002, the Company sold a 12.72% share in Telkomsel. As of December 31, 2002, management had no intention to sell the Company's remaining equity interest in Telkomsel. In accordance with Indonesia Financial Accounting Standard No. 46. and Statement of Financial Accounting Standards No. 109 regarding Accounting for Income Taxes, the Company no longer needed to recognize deferred taxes on the difference between the book and tax basis of its investment and accordingly adjusted the difference in value of restructuring transactions between entities under common controls and deferred tax liabilities by Rp369,888 million.

5. ACQUISITION OF KSO INVESTOR

  a. Dayamitra

     The Conditional Sale and Purchase Agreement pertaining to the transaction was signed on April 3, 2001. Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 on May 17, 2001, the closing date of the transaction, and US$8,937,041 on August 10, 2001 as payment for Dayamitra's adjusted working capital.

     The remaining amount of US$103,642,200 will be paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003.

     This acquisition resulted in an intangible asset of Rp1,344,012 million which will be amortized over the remaining term of the KSO agreement.

     In connection with the Dayamitra transaction, the Company also entered into the following agreements:

     1. Option Agreement

     The Company entered into an Option Agreement with TM Communications (HK) Ltd ("TMC"), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling shareholder, shall grant the

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

Company an exclusive option to purchase full and legal title to the Option Share (the "Call Option"), and the Company shall grant the selling shareholder an exclusive option to sell to the Company full legal title to those shares (the "Put Option").

     In consideration for the grant of the options, the Company will pay to the selling shareholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra's adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly instalments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003. Payments will be made through the escrow account established under the Escrow Agreement discussed below.

     The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the J-Exim loan, beginning May 17, 2003 and ending five business days prior to March 26, 2006. The share price payable by the Company to the selling shareholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement.

     As of December 31, 2002, the option purchase price that has been paid by the Company amounted to US$5,512,500 (equivalent to Rp49.898 million), which was presented as part of "Advance Payment for Investment in Shares of Stock".

     2. Escrow Agreement

     An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, Intidaya, C&W plc, Mitracipta, TMC, Tomen Corporation ("Tomen"), Citibank Singapore Branch (the Singapore Escrow Agent) and Citibank Jakarta Branch (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment of the following:

          i. Purchase price for the Company's acquisition of 41,267,208 ordinary shares of Dayamitra from Intidaya, C&W plc and Mitracipta, and certain amounts in respect of Dayamitra's indebtedness to C&W plc;

          ii. Option purchase price, share price for the Option Shares, and certain amounts in respect of Dayamitra's indebtedness to Tomen.

     The Company is required to fund the escrow account in amounts and on scheduled dates stipulated in the agreement. The funds will then be used by the Escrow Agent to make payments on behalf of the Company for the share purchase, the indebtedness of Dayamitra to C&W plc and Tomen and the option purchase price, as they fall due.

  b. Pramindo Ikat Nusantara ("Pramindo")

     The acquisition of Pramindo is part of the Company's initiative to restructure its KSO joint operations schemes.

     The Class A and Class B shares are being acquired from French Cable et Radio, PT Astratel Nusantara, Indosat, Marubeni Corp Japan, NMP Singapore Pte Ltd Singapore and International Finance Corp USA ("IFC").

     The aggregate purchase price for the Pramindo shares will be US$384,363,026 (including interest of US$2,864,154). Payment will be made in 27 monthly installments of US$12,800,000 for the first 11 months and US$15,000,000 for each of the remaining 16 months. The installments began on

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

October 1, 2002 and the final payment is due on December 1, 2004. As a result of the acquisition of Pramindo, the Company has recognized an intangible asset of Rp895,138 millions which will be amortized over the remaining term of the KSO agreement.

     Consultancy fees incurred in connection with the Pramindo acquisition amounting to Rp52,818 million were capitalized as part of the acquisition cost.

     An Escrow Agreement dated August 14, 2002 was entered into by and among the Company, Pramindo, Astratel, France Cabels et Radio, Indosat, Marubeni Corp, IFC USA, NMP Singapore and JPMorgan Chase Bank Jakarta Branch (the Escrow Agent), to establish an Escrow Account and facilitate the payment of the acquisition of Pramindo by the company.

     The proforma results for 2000 and 2001 assuming the Pramindo acquisition had occurred on January 1, 2000, would not be significantly different than the reported amounts.

     The Company has consolidated Pramindo notwithstanding its current lack of majority ownership because it has been granted unilateral control over Pramindo and KSO I pursuant to a Conditional Sales and Purchase Agreement entered into between the Company and the shareholders of Pramindo (see Note 27).

6. CASH AND CASH EQUIVALENTS

                                                               2001      2002
                                                              -------   -------
                                                                RP        RP
Cash on hand................................................    9,359    12,696
                                                              -------   -------
Cash in banks
  Related parties
     Rupiah
       Bank Negara Indonesia................................   82,255   152,778
       Bank Mandiri.........................................   41,172    64,540
       Bank Rakyat Indonesia................................    6,609     8,281
       Bank Pos Nusantara...................................    2,008     2,582
                                                              -------   -------
Total.......................................................  132,044   228,181
                                                              -------   -------
     Foreign currencies
       Bank Mandiri.........................................    8,918    29,015
       Bank Negara Indonesia................................    7,615     4,560
       Bank Rakyat Indonesia................................      361       479
                                                              -------   -------
Total.......................................................   16,894    34,054
                                                              -------   -------
Total -- related parties....................................  148,938   262,235
                                                              -------   -------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                               2001      2002
                                                              -------   -------
                                                                RP        RP
  Third parties
     Rupiah
       Citibank.............................................      546    10,426
       Bank Bukopin.........................................    4,788     6,428
       Bank Central Asia....................................    9,881     5,630
       Bank Niaga...........................................      169       540
       Daichi Bank..........................................       --       142
       ABN Amro Bank........................................      115       140
       Bank Danamon.........................................       30       103
       Lippo Bank...........................................       84        97
       The Chase Manhattan Bank.............................       --        39
       Bank Buana...........................................       --         2
       Bank Internasional Indonesia.........................      116        --
       Mizuho Indonesia Bank (formerly Bank Dai-Ichi Kangyo
        Indonesia)..........................................       80        --
       Standard Chartered Bank..............................       23        --
       American Express Bank................................        6        --
Total.......................................................   15,838    23,547
                                                              -------   -------
     Foreign currencies
       Citibank.............................................      470       940
       Deutsche Bank........................................      384       453
       ABN Amro Bank........................................      111       230
       American Express Bank................................      114        --
       Mizuho Indonesia Bank (formerly Bank Dai-Ichi Kangyo
        Indonesia)..........................................       15        --
       Bank Niaga...........................................       13        --
Total.......................................................    1,107     1,623
                                                              -------   -------
Total -- third parties......................................   16,945    25,170
                                                              -------   -------
Total cash in banks.........................................  165,883   287,405
                                                              -------   -------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Time deposits
  Related parties
     Rupiah
       Bank Mandiri.........................................  1,447,918     772,833
       Bank Rakyat Indonesia................................    504,836     607,420
       Bank Negara Indonesia................................    587,632     298,565
       Bank Tabungan Negara.................................    122,497     108,480
                                                              ---------   ---------
Total.......................................................  2,662,883   1,787,298
                                                              ---------   ---------
     Foreign currencies
       Bank Mandiri.........................................    619,033   3,022,639
       Bank Negara Indonesia................................        125       2,446
Total.......................................................    619,158   3,025,085
                                                              ---------   ---------
Total -- related parties....................................  3,282,041   4,812,383
                                                              ---------   ---------
  Third parties
     Rupiah
       Standard Chartered Bank..............................         --     142,000
       Bank Mega............................................     23,000     129,757
       Bank Bukopin.........................................     64,630      65,364
       Bank Yudha Bhakti....................................      1,000       6,000
       Bank Niaga...........................................      2,000       5,000
       Bank Internasional Indonesia.........................         --       2,000
       Deutsche Bank........................................     70,500          --
       Bank Umum Tugu.......................................     20,000          --
       Citibank.............................................      3,800          --
       ABN Amro Bank........................................      1,000          --
       Mizuho Indonesia Bank................................      1,000
Total.......................................................    186,930     350,121
                                                              ---------   ---------
     Foreign currencies
       Deutsche Bank........................................         --     236,465
Total.......................................................         --     236,465
                                                              ---------   ---------
Total -- third parties......................................    186,930     586,586
                                                              ---------   ---------
Total time deposits.........................................  3,468,971   5,398,969
                                                              ---------   ---------
Total Cash and Cash Equivalents.............................  3,644,213   5,699,070
                                                              =========   =========

     Range of interest rates per annum for time deposits is as follows:

                                                           2001              2002
                                                      --------------    --------------
Rupiah............................................     11.00%-18.04%     11.59%-18.45%
Foreign currency..................................       1.75%-6.95%       1.15%-5.03%

     As of December 31, 2001, a portion of the Rupiah time deposits amounting to Rp48.340 million in Bank Mandiri and Bank Negara Indonesia were pledged by Telkomsel, as collateral for bank guarantees

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

covering the payment of additional customs duties, if any. These time deposits and the related bank guarantees matured in January 2002.

7. TEMPORARY INVESTMENTS

                                                               2001        2002
                                                              -------    ---------
                                                                RP          RP
Time deposits
  Related parties
     Rupiah
       Bank Mandiri.........................................  171,150      600,000
       Bank Rakyat Indonesia................................       --      423,000
       Bank Negara Indonesia................................  167,650           --
     U.S. Dollar
       Bank Mandiri.........................................    8,320           --
                                                              -------    ---------
Total -- related parties....................................  347,120    1,023,000
                                                              -------    ---------
  Third party...............................................       --           --
                                                              -------    ---------
Total time deposit..........................................  347,120    1,023,000
                                                              -------    ---------
Available for sale securities
  Medium Term Notes -- PSSI.................................       --       50,000
  Investment in mutual fund (Reksa Dana Seruni)
     At cost................................................    2,002           --
     Unrealized loss on decline in value....................     (207)          --
                                                              -------    ---------
     Net....................................................    1,795           --
                                                              -------    ---------
Total available for sale securities.........................    1,795           --
                                                              -------    ---------
Total temporary investments.................................  348,915    1,073,000
                                                              =======    =========

     Range of interest rates per annum for time deposits is as follows:

                                                                 2001              2002
                                                            --------------    --------------
Rupiah....................................................   12.00%-18.04%     11.14%-14.33%
US Dollars................................................     5.53%-6.13%       6.04%-6.84%

     The terms of time deposits range from 3 (three) months to 1 (one) year.

     Medium Term Notes -- PSSI represents medium term notes issued by Persatuan Sepakbola Seluruh Indonesia (PSSI) amounting to RP 50,000 million for the period from May 7, 2001 to February 22, 2003. The medium term notes were settled on the maturity date.

     A time deposit in Citibank of US$6,948,394 was pledged as collateral for a IP Backbone loan facility given by Citibank for the two-year period ending April 10, 2004. This deposit is presented as "Advance Payments and Other Non-Current Assets".

     As of December 31, 2001, Infomedia's time deposit of US$800,000 in Bank Mandiri was used as a guarantee for the Letter of Credit facility granted by the bank for the payment of Infomedia's foreign suppliers.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Included with Bank Bukopin are time deposits of Rp7,150 million which are pledged as collateral for the working capital loan facility of Koperasi Infomedia Nusantara (KOPIN) received from the bank. The facility is used to provide loans to its subsidiaries' employees. The maximum loan facility was Rp7,000 million for a term of 3 years ending on April 6, 2003. As of December 31, 2002, this time deposit was recorded as part of "Advance Payments and Other Non Current Assets".

     The mutual fund investment represents an investment in a mutual fund certificate of Seruni, which is issued by PT (Persero) Danareksa -- a related party. The Company earned dividend income on a monthly basis from this investment. The Company sold this investment in April 2002.

     Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties.

8. TRADE ACCOUNTS RECEIVABLE -- RELATED PARTIES

  a. By Debtor

                                                                2001         2002
                                                              ---------    ---------
                                                                 RP           RP
KSO Units...................................................  1,052,349    1,606,318
Governments agencies........................................    146,787      181,995
PT Mobile Selular Indonesia.................................     36,388       34,337
PT Radio Telepon Indonesia..................................      4,160       18,747
PT Citra Sari Makmur........................................     76,442       16,261
PT Komunikasi Selular Indonesia.............................      8,602        8,612
PT Batam Bintan Telekomunikasi..............................         --        7,136
PT Metro Selular Indonesia..................................     23,072        5,607
PT Aplikanusa Lintasarta....................................     12,206        3,578
PT Multisaka................................................         --        1,179
PT Gratika..................................................        511          406
PT Pasifik Satelit Nusantara................................        267           --
Others......................................................      2,300          300
                                                              ---------    ---------
Total.......................................................  1,363,084    1,884,476
Allowance for doubtful accounts.............................   (325,930)    (576,374)
                                                              ---------    ---------
Net.........................................................  1,037,154    1,308,102
                                                              =========    =========

     Trade accounts receivable from certain related parties are presented net of the Company's liabilities to such parties.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  b. By Age Category

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Up to 6 months..............................................    685,716     795,929
7 to 12 months..............................................    274,461     454,559
13 to 24 months.............................................    291,415     342,507
More than 24 months.........................................    111,492     291,481
                                                              ---------   ---------
Total.......................................................  1,363,084   1,884,476
Allowance for doubtful accounts.............................   (325,930)   (576,374)
                                                              ---------   ---------
Net.........................................................  1,037,154   1,308,102
                                                              =========   =========

  c. By Currency

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Rupiah......................................................  1,313,043   1,814,258
U.S. Dollar.................................................     50,041      70,218
                                                              ---------   ---------
Total.......................................................  1,363,084   1,884,476
Allowance for doubtful accounts.............................   (325,930)   (576,374)
                                                              ---------   ---------
Net.........................................................  1,037,154   1,308,102
                                                              =========   =========

     Movements in the allowance for doubtful accounts are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Beginning balance...........................................    167,669     325,930
Net additions during the year...............................    158,261     250,444
                                                              ---------   ---------
Ending balance..............................................    325,930     576,374
                                                              =========   =========

     An allowance for doubtful accounts is provided for amounts that are overdue, and a full provision is made for receivables from related parties with significant capital deficiencies.

     Management believes that the allowance for doubtful receivables from related parties is adequate to cover possible losses on uncollectible accounts.

     The allowance for doubtful accounts included a provision for the MTR and share in distributable KSO revenue receivable from KSO Unit III. The allowance was Rp169,830 million in 2001 and Rp511,676 million in 2002.

     Management believes that there are no significant concentrations of credit risk on these receivables, except the accounts receivable from KSO Unit III.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

9. TRADE ACCOUNTS RECEIVABLE -- THIRD PARTIES

  a. By Debtor

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Residential and business subscribers........................  1,554,298   2,106,514
Overseas international carriers.............................     94,029     181,975
Others......................................................     20,214          --
                                                              ---------   ---------
Total.......................................................  1,668,541   2,288,489
Allowance for doubtful accounts.............................   (252,855)   (397,810)
                                                              ---------   ---------
Net.........................................................  1,415,686   1,890,679
                                                              =========   =========

  b. By Age Category

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Up to 3 months..............................................  1,436,468   1,890,679
More than 3 months..........................................    232,073     397,810
                                                              ---------   ---------
Total.......................................................  1,668,541   2,288,489
Allowance for doubtful accounts.............................   (252,855)   (397,810)
                                                              ---------   ---------
Net.........................................................  1,415,686   1,890,679
                                                              =========   =========

  c. By Currency

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Rupiah......................................................  1,543,492   2,202,990
U.S. Dollar.................................................    125,049      85,499
                                                              ---------   ---------
Total.......................................................  1,668,541   2,288,489
Allowance for doubtful accounts.............................   (252,855)   (397,810)
                                                              ---------   ---------
Net.........................................................  1,415,686   1,890,679
                                                              =========   =========

     Movements in the allowance for doubtful accounts are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Beginning balance...........................................    261,910     252,855
Net movements during the year...............................     (9,055)    144,955
                                                              ---------   ---------
Ending balance..............................................    252,855     397,810
                                                              =========   =========

     Management believes that the allowance for doubtful receivables from third parties is adequate to cover possible losses on uncollectible accounts.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Management also believes that there are no significant concentrations of credit risk from third party receivables.

10. INVENTORIES

                                                               2001      2002
                                                              -------   -------
                                                                RP        RP
Component:
  Telephone terminals, cards and spare parts................   96,167    69,322
  Cable and transmission installation spare parts...........   34,154    15,226
  Other spare parts.........................................   29,977    11,020
                                                              -------   -------
  Total.....................................................  160,298    95,568
  Allowance for obsolescence................................  (33,168)  (30,331)
                                                              -------   -------
  Net.......................................................  127,130    65,237
                                                              -------   -------
Modules:
  Cable and transmission installation spare parts...........   48,975    54,912
  Telephone terminals, cards and spare parts................   30,629    42,563
  Other spare parts.........................................      187       434
                                                              -------   -------
  Total.....................................................   79,791    97,909
  Allowance for obsolescence................................  (15,829)  (23,464)
                                                              -------   -------
  Net.......................................................   63,962    74,445
                                                              -------   -------
Total.......................................................  191,092   139,682
                                                              =======   =======

     Changes in the allowance for obsolescence of inventories are as follows:

                                                               2001      2002
                                                              -------   -------
                                                                RP        RP
Beginning balance...........................................   31,723    48,997
Net additions during the year...............................   17,274     4,798
                                                              -------   -------
Ending balance..............................................   48,997    53,795
                                                              =======   =======

     Management believes that the established allowance is sufficient to cover possible losses from declines in inventory value due to obsolescence.

     At December 31, 2002, modules in inventory were insured against fire, theft and other possible risks for US$750,000 and Rp23,690 million.

11. PREPAID TAXES

                                                               2001      2002
                                                              -------   -------
                                                                RP        RP
Income Tax (Article 23).....................................       --       266
Value Added Tax ("VAT").....................................       --    84,408
                                                              -------   -------
Total.......................................................       --    84,674
                                                              =======   =======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

12. OTHER CURRENT ASSETS

     As of December 31, 2002, this account included time deposits and restricted funds with details as follows:

     a. Telkomsel's time deposits of US$9,971,936 or equivalent to Rp89,149 million in Deutsche Bank and Citibank are used as security for a letter of credit facility for procurement contracts (see Note 52.b).

     b. Telkomsel's time deposits of Rp40,520 million in Bank Mandiri is used as security covering the payment of customs duties for procurements.

     c. The Company's time deposits of US$1,800,000 in Bank Mandiri are used as security for Napsindo's borrowings to finance infrastructure development (see Note 13.e). The term of this security deposit is up to August 28, 2003.

13. LONG-TERM INVESTMENTS -- NET

                                                                     2001                                 2002
                                                      ----------------------------------   ----------------------------------
                                                      PERCENTAGE    SHARE IN               PERCENTAGE    SHARE IN
                                                          OF       NET INCOME   CARRYING       OF       NET INCOME   CARRYING
                                          DOMICILE    OWNERSHIP      (LOSS)      AMOUNT    OWNERSHIP      (LOSS)      AMOUNT
                                          ---------   ----------   ----------   --------   ----------   ----------   --------
                                                         %            RP          RP          %            RP          RP
Equity method:
  PT Citra Sari Makmur..................   Jakarta      25.00         4,793      74,833       25.00        8,445      62,270
  PT Telekomindo Selular Raya...........  Denpasar      69.77            --      87,907      100.00        1,642      26,642
  PT Metro Selular Nusantara............  Surabaya      20.17        (8,120)      1,657       20.17        1,137      16,308
  PT Patra Telekomunikasi Indonesia.....   Jakarta      30.00         5,272      12,133       30.00          710      12,842
  PT Napsindo Primatel Internasional....   Jakarta      32.00        (4,200)     12,030       32.00       (7,337)      4,693
  PT Multimedia Nusantara...............   Jakarta      31.00          (647)      1,928       31.00           --       1,928
  PT Pasifik Satelit Nusantara..........   Bekasi       22.57            --          --       22.57           --          --
  PT Menara Jakarta.....................   Jakarta      20.00            --          --       20.00           --          --
  PT Mobile Selular Indonesia...........   Jakarta      25.00            --          --       25.00           --          --
  PT Komunikasi Selular Indonesia.......   Jakarta      35.00       (92,750)         --       14.20       57,570      57,570(*)
  PT Aplikanusa Lintasarta..............   Jakarta         --         9,966          --          --           --          --
                                                                    -------     -------                   ------     -------
Total...................................                            (85,686)    190,488                   62,167     182,253
                                                                    =======     =======                   ======     =======
Cost method:
  PT Batam Bintan Telekomunikasi........    Batam        5.00                       587        5.00                      587
  PT Bangtelindo........................   Bandung       3.18                       199        3.18                      199
  Medianusa Pte. Ltd....................  Singapura      9.44                       108        9.44                      108
  PT Radio Telepon Indonesia............   Jakarta      12.86                    11,695          --                       --
Decline in value of investments.........                                        (11,695)                                  --
                                                                                -------                              -------
Net.....................................                                            894                                  894
                                                                                -------                              -------
Total...................................                                        191,382                              183,147
                                                                                =======                              =======

---------------

(*) As of December 31, 2002, the accounting treatment for Investment in Komselindo was changed to the cost method because of dilution in the Company's ownership percentage.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  a. PT Citra Sari Makmur ("CSM")

     CSM is engaged in providing Very Small Aperture Terminal ("VSAT") net application services and consulting services on telecommunication technology and related facilities.

                                                                 2001      2002
                                                                ------    -------
                                                                  RP        RP
Beginning balance...........................................    66,386     74,833
Equity in net income of associated company..................     4,793      8,445
Translation adjustment......................................     3,654    (21,008)
                                                                ------    -------
Ending balance..............................................    74,833     62,270
                                                                ======    =======

  b. PT Telekomindo Selular Raya ("Telesera")

     In 2001, the Minister of Justice and Human Rights approved the corporate restructuring of PT Telekomindo Primabhakti ("Telekomindo"), an associated company engaged in the construction and development of telecommunication facilities. Pursuant to the restructuring, Telekomindo's authorized and paid-in capital was reduced and the capital reduction became the paid-in capital of two new companies: PT Telekomindo Media Informatika ("TMI") and PT Griya Insani Primabhakti ("GIP").

     Based on a swap share agreement dated December 5, 2001 among the Company, PT Rajawali Corporation ("RC"), Telekomindo, and TMI, the parties agreed on the following:

     - The Company sold its investments (inclusive of shares owned by Dana Pensiun Telkom) in Telekomindo, TMI, and GIP to RC for Rp145,968 million.

     - TMI sold its investments (inclusive of shares owned by RC and Koptelindo) in PT Telekomindo Selular Raya ("Telesera") and PT Multisaka Mitra ("MSM") to the Company for Rp126,000 million and Rp25,000 million, respectively.

     The sale transactions of the Company's shares in Telekomindo, TMI and GIP and the purchase of MSM and Telesera were consummated on December 28, 2001 based on the Deed of Sale and Purchase of Shares No. 8, 9, 10, 11, and 12, respectively of Notary Emmy Salim, S.H. In 2001, the Company recognized a gain of Rp101,838 million from the swap transaction as a result of a nil basis in Telekomindo, TMI, and GIP before the transaction.

     The acquisition cost of MSM's assets is recorded in "Advance Payments and Other Non-Current Assets" because the transfer of those assets has not been finalized. As of December 31, 2002, those advances amounted to Rp25,000 million.

     As of December 31, 2002, the Company's investment in Telesera is accounted for using the equity method because management intends to sell its interest in Telesera. As of December 31, 2002, the carrying amount of this investment was Rp26,642 million. Management has completed the valuation process and is currently in the process of negotiating the sale of Telesera. In 2002, the Company recognized a loss of Rp.101,000 million from the excess of acquisition cost over Telesera's net assets value due to the investment was intended to be temporary.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                               2001       2002
                                                              ------    --------
                                                                RP         RP
Beginning balance...........................................      --      87,907
Capital contribution........................................  87,907      38,093
Equity in net income of associated company..................      --       1,642
Acquisition loss............................................      --    (101,000)
                                                              ------    --------
Ending balance..............................................  87,907      26,642
                                                              ======    ========

  c. PT Metro Selular Nusantara ("Metrosel")

     Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya. These services were previously provided by the Company under a revenue-sharing arrangement with PT Centralindo Panca Sakti Cellular (a company which has taken over the rights and obligations of PT Centralindo Panca Sakti or "CPS"). The Company's initial capital contribution of Rp10,087 million represents a 20.17% ownership interest in Metrosel and was made in the form of property, plant and equipment under the revenue-sharing arrangement between the Company and CPS. The property, plant and equipment will be transferred to the Company at the end of revenue-sharing arrangement.

     In February 1997, Metrosel issued 1,250,000 new shares with a par value of Rp10,000 per share to Asia Link B.V. for US$84,375 thousand. The issuance of the new shares has no impact on the Company's ownership interest because the Company was granted 251,940 shares by the Company's Pension Fund (formerly Yayasan Dana Pensiun Pegawai PT Telekomunikasi Indonesia or "YDPP Telkom"), a shareholder of Metrosel.

     On May 30, 2002 Metrosel initiated a capital call. The Company made additional capital contributions of Rp13,514 million to maintain its ownership interest in Metrosel.

                                                               2001      2002
                                                              ------    ------
                                                                RP        RP
Beginning balance...........................................   9,777     1,657
Capital contribution........................................      --    13,514
Equity in net profit (loss) of associated company...........  (8,120)    1,137
                                                              ------    ------
Ending balance..............................................   1,657    16,308
                                                              ======    ======

  d. PT Patra Telekomunikasi Indonesia ("Patrakomindo")

     Patrakomindo is engaged in providing satellite communication system services and related facilities to companies in the petroleum industry.

                                                               2001      2002
                                                              ------    ------
                                                                RP        RP
Beginning balance...........................................   6,976    12,133
Equity in net income of associated company..................   5,272       709
Translation adjustment......................................    (115)       --
                                                              ------    ------
Ending balance..............................................  12,133    12,842
                                                              ======    ======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  e. PT Napsindo Primatel Internasional ("Napsindo")

     Napsindo is engaged in providing "Network Access Point" (NAP), "Voice Over Data" (VOD) and other related services.

                                                               2001      2002
                                                              ------    ------
                                                                RP        RP
Beginning balance...........................................   2,390    12,030
Capital contribution........................................  13,840        --
Equity in net loss of associated company....................  (4,200)   (7,337)
                                                              ------    ------
Ending balance..............................................  12,030     4,693
                                                              ======    ======

     In connection with an increase in Napsindo's paid-in capital, the Company has increased its investment in Napsindo to Rp14,876 million, based on Deed of Napsindo's Resolution No. 104 dated October 31, 2000 which was notarized by Elliza Asmawel, S.H. The increase in investment, which was made to maintain the Company's ownership interest of 32%, was effective on March 29, 2001, the date the increase in Napsindo's authorized and issued capital was approved by the Minister of Justice and Human Rights of the Republic of Indonesia. Payment for the additional investment was made through conversion of the Company's receivable from Napsindo into equity (see Note 56.a).

     In December 31, 2002, Napsindo received a credit facility from Bank Mandiri for their infrastructure development. This facility was secured by the Company's time deposit that will mature on August 28, 2003.

  f. PT Multimedia Nusantara ("Multimedia")

     Multimedia is engaged in providing pay television and multimedia telecommunication services.

                                                              2001     2002
                                                              -----    -----
                                                               RP       RP
Beginning balance...........................................  2,575    1,928
Equity in net loss of associated company....................   (647)      --
                                                              -----    -----
Ending balance..............................................  1,928    1,928
                                                              =====    =====

  g. PT Pasifik Satelit Nusantara ("PSN")

     PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

                                                               2001      2002
                                                              -------    ----
                                                                RP        RP
Beginning balance...........................................   77,625     --
Decline in value of investment..............................  (77,625)    --
                                                              -------    ---
Ending balance..............................................       --     --
                                                              =======    ===

     In 2001, management decided to recognize an other than temporary decline in value of this investment due to the financial condition of PSN.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  h. PT Menara Jakarta ("MJ")

     MJ is engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ's construction projects at the end of 1997.

  i. PT Mobile Selular Indonesia ("Mobisel")

     Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa ("RHP"). The capital contribution of the Company amounting to Rp10,398 million, which represents a 25% equity ownership in Mobisel, was made in the form of property, plant and equipment under a revenue-sharing arrangement.

     On November 12, 2002, Mobisel's shareholders agreed to an equity call and a debt to equity swap through a Unanimous Written Resolution. Based on the resolution, all Mobisel debts to the Company were converted to 20,523,079 Series A shares and promissory notes amounting to Rp4,206 million. The Company released and waived its pre-emptive right to subscribe to the newly issued shares resulting in dilution of the Company's ownership interest in Mobisel to 4.92%. Approval from the Minister of Justice and Human Rights on the Amendment of Mobisel's Article of Association is still in process, therefore as of December 31, 2002, the dilution of the Company's ownership interest in Mobilsel was not effective.

  j. PT Komunikasi Selular Indonesia ("Komselindo")

     Komselindo is a joint venture between the Company and PT Elektrindo Nusantara ("Elektrindo"), and is engaged in providing analog mobile cellular services. These services were previously provided by the Company under a revenue-sharing arrangement with Elektrindo.

     Elektrindo transferred its property, plant and equipment acquired under the revenue-sharing arrangements to Komselindo for Rp188,195 million based on the appraised value of the assets and the agreement among the Company, Elektrindo and Komselindo. This transaction is considered as a transaction between entities under common control since Elektrindo owns 65% of Komselindo.

     Based on the Deed of Komselindo's Extraordinary General Shareholders Meeting No. 110 dated October 10, 2000, which was notarized by Ny. R. Arie Soetardjo, S.H., the Company agreed to the conversion of Rp92,750 million of receivables from Komselindo into equity in order to maintain a 35% ownership interest.

     In 2001, the Company recorded the conversion of the receivables into equity and recognized a loss for the new carrying amount of the investment amounting to Rp92,750 million.

     In March 2002, Komselindo submitted a request to postpone debt settlement to a Commercial Court. The Commercial Court in Central Jakarta State Court, through its decision No 02/PKPU/2002/PN.NIAGA/JKT.PST dated May 2, 2002, permitted Komselindo to postpone its debt settlement for a period of six months after the date of the decision.

     On June 4, 2002, Komselindo proposed a settlement plan to its creditors for a debt restructuring through a debt to equity conversion amounting to Rp117.304 million and US$171.323.044. The debt

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

conversion included Komselindo liabilities to the Company of Rp19.397 million. The plan was approved by the creditors in the Restructuring and Settlement Agreement dated August 30, 2002.

     On August 30, 2002 Komselindo's shareholders in its Shareholders Extraordinary Meeting approved an equity for debt restructuring which is included in the Settlement Agreement and the Settlement, Termination and Release Agreement dated August 30, 2002.

     The Company released and waived its pre-emptive right to subscribe to newly issued shares. This resulted in the dilution of the Company's ownership interest in Komselindo to 14.20%.

  k. PT Batam Bintan Telekomunikasi ("BBT")

     BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

     In June 1996, based on a cooperation agreement between the Company and PT Batamindo Investment Corporation ("BIC"), the Company's investment in BBT was fully paid by BIC as a donation to the Company.

  l. PT Bangtelindo

     PT Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunication facilities.

  m. Medianusa Pte. Ltd.

     Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories.

  n. PT Radio Telepon Indonesia ("Ratelindo")

     Ratelindo is engaged in providing facilities and telecommunication services using a domestic fixed wireless network.

     As of December 31, 2001, the Company recognized a loss due to an other than temporary decline in value of this investment because Ratelindo had a capital deficiency.

     The Company sold its equity interest in Ratelindo for Rp14.000 million on March 28, 2002, recognizing a gain for this amount because the carrying amount of the investment in Ratelindo was nil.

  o. Lintasarta

     Lintasarta provides Packet Switch Data Network ("PSDN"), VSAT data, e-mail and Digital Data Network ("DDN") services. Lintasarta was sold to Indosat in 2001 as part of the cross-ownership transaction (see Note 4).

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

14. PROPERTY, PLANT AND EQUIPMENT

                              JANUARY 1,                                                   DECEMBER 31,
                                 2001      ADDITIONS(*)   DEDUCTIONS   RECLASSIFICATIONS       2001
                              ----------   ------------   ----------   -----------------   ------------
                                  RP            RP            RP              RP                RP
At cost or revalued amounts:
  Land......................     124,341       70,899           --               (87)          195,153
  Buildings.................   1,474,238       34,825           14            88,211         1,597,260
  Switching equipment.......   8,193,862      104,070       59,462           604,473         8,842,943
  Telegraph, telex and data
     communication
     equipment..............     206,592           --           --                --           206,592
  Transmission installation
     and equipment..........   4,422,912       19,637        6,585           464,000         4,899,964
  Satellite, earth station
     and equipment..........   3,958,626        5,491        2,240         1,810,457         5,772,334
  Cable network.............   9,621,278    1,222,285       22,682           463,589        11,284,470
  Power supply..............     858,329       19,218          133           121,047           998,461
  Data processing
     equipment..............   1,153,861      293,761        2,299           449,133         1,894,456
  Other telecommunications
     peripherals............     496,937       11,093           --              (378)          507,652
  Office equipment..........     481,289      123,832          296            11,204           616,029
  Vehicles..................     163,681       29,904        5,360              (158)          188,067
  Other equipment...........      61,522        6,402          184               308            68,048
  Property under
     construction:
     Buildings..............      71,796       50,602           --          (104,842)           17,556
     Switching equipment....     398,102      350,736           --          (561,713)          187,125
     Transmission
       installation and
       equipment............     302,384      445,845           --          (456,368)          291,861
     Satellite, earth
       station and
       equipment............     531,428    1,589,051        1,167        (1,812,947)          306,365
     Cable network..........     342,822      421,913           --          (567,788)          196,947
     Power supply...........      32,858      100,321           --          (126,921)            6,258
     Data processing
       equipment............     192,169      438,151           --          (496,777)          133,543
     Other
       telecommunications
       peripherals..........       5,483        3,632           --            (5,623)            3,492
  Leased assets
     Vehicle................          --        3,804           --                --             3,804
                              ----------    ---------      -------        ----------        ----------
  Total.....................  33,094,510    5,345,472      100,422          (121,180)       38,218,380
                              ----------    =========      =======        ==========        ----------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                              JANUARY 1,                                                   DECEMBER 31,
                                 2001      ADDITIONS(*)   DEDUCTIONS   RECLASSIFICATIONS       2001
                              ----------   ------------   ----------   -----------------   ------------
                                  RP            RP            RP              RP                RP
Accumulated depreciation:
  Buildings.................     566,436       90,625           14            (2,451)          654,596
  Switching equipment.......   3,399,503      586,153        3,562             3,396         3,985,490
  Telegraph, telex and data
     communication
     equipment..............     195,845        5,903           --                --           201,748
  Transmission installation
     and equipment..........   1,725,696      350,114           65               (92)        2,075,653
  Satellite, earth station
     and equipment..........   1,507,377      371,925          540            (3,746)        1,875,016
  Cable network.............   3,728,608    1,096,163        2,364          (150,632)        4,671,775
  Power supply..............     581,935       84,498          133             1,315           667,615
  Data processing
     equipment..............     440,115      285,877          447              (123)          725,422
  Other telecommunications
     peripherals............     398,369       41,325           --            (2,084)          437,610
  Office equipment..........     363,576       61,974          110               627           426,067
  Vehicles..................     131,842       20,901        4,922            11,317           159,138
  Other equipment...........      35,744       12,095           --               976            48,815
  Leased assets
     Vehicle................          --          669           --                --               669
                              ----------    ---------      -------        ----------        ----------
  Total.....................  13,075,046    3,008,222       12,157          (141,497)       15,929,614
                              ----------    =========      =======        ==========        ----------
Net Book Value..............  20,019,464                                                    22,288,766
                              ==========                                                    ==========

---------------

(*) Including property, plant and equipment of subsidiaries acquired and consolidated in 2001: Dayamitra, GSD, Infomedia and Indonusa.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                              JANUARY 1,                                                   DECEMBER 31,
                                 2002      ADDITIONS(*)   DEDUCTIONS   RECLASSIFICATIONS       2002
                              ----------   ------------   ----------   -----------------   ------------
                                  RP            RP            RP              RP                RP
At cost or revalued amounts:
  Land......................     195,153       52,791           --            13,346           261,290
  Buildings.................   1,597,260       10,868           49           127,028         1,735,107
  Switching equipment.......   8,842,943      592,014       15,606          (947,965)        8,471,386
  Telegraph, telex and data
     communication
     equipment..............     206,592        5,170        3,028             8,646           217,380
  Transmission installation
     and equipment..........   4,899,964      441,932        9,239         9,291,873        14,624,530
  Satellite, earth station
     and equipment..........   5,772,334        5,541           --        (3,228,327)        2,549,548
  Cable network.............  11,284,470    1,241,547        9,037            25,274        12,542,254
  Power supply..............     998,461      157,551          748          (111,071)        1,044,193
  Data processing
     equipment..............   1,894,456      326,428       79,830           666,320         2,807,374
  Other telecommunications
     peripherals............     507,652       49,846          306           153,042           710,234
  Office equipment..........     616,029       71,493       28,968           (47,264)          611,290
  Vehicles..................     188,067        7,685        3,900            (3,066)          188,786
  Other equipment...........      68,048        8,419          365             7,136            83,238
  Property under
     construction:
     Buildings..............      17,556       90,550           --           (44,804)           63,302
     Switching equipment....     187,125      516,684           --          (307,648)          396,161
     Transmission
       installation and
       equipment............     291,861    4,147,745           --        (4,116,454)          323,152
     Satellite, earth
       station and
       equipment............     306,365       58,103           --          (316,374)           48,094
     Cable network..........     196,947      779,471       17,185          (328,181)          631,052
     Power supply...........       6,258        3,932           --            (4,295)            5,895
     Data processing
       equipment............     133,543      558,962           --          (648,387)           44,118
     Other
       telecommunications
       peripherals..........       3,492       34,370           --           (35,476)            2,386
  Leased assets
     Vehicles...............       3,804          215          379               283             3,923
                              ----------    ---------      -------        ----------        ----------
Total.......................  38,218,380    9,161,317      168,640           153,636        47,364,693
                              ----------    =========      =======        ==========        ----------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                              JANUARY 1,                                                   DECEMBER 31,
                                 2002      ADDITIONS(*)   DEDUCTIONS   RECLASSIFICATIONS       2002
                              ----------   ------------   ----------   -----------------   ------------
                                  RP            RP            RP              RP                RP
Accumulated depreciation:
  Buildings.................     654,596      101,513           16            17,848           773,941
  Switching equipment.......   3,985,490      675,541          568          (392,642)        4,267,821
  Telegraph, telex and data
     communication
     equipment..............     201,748        5,151        2,703             2,236           206,432
  Transmission installation
     and equipment..........   2,075,653    1,198,453        1,653         1,013,452         4,285,905
  Satellite, earth station
     and equipment..........   1,875,016      126,658           --          (650,789)        1,350,885
  Cable network.............   4,671,775    1,154,770        1,102          (114,926)        5,710,517
  Power supply..............     667,615       86,428          654            (4,784)          748,605
  Data processing
     equipment..............     725,422      441,203       58,618           (31,071)        1,076,936
  Other telecommunications
     peripherals............     437,610       87,916          327            58,867           584,066
  Office equipment..........     426,067       74,934       16,244            (9,061)          475,696
  Vehicles..................     159,138       17,250        3,363            (3,000)          170,025
  Other equipment...........      48,815       16,770          296             1,063            66,352
  Leased assets
     Vehicles...............         669          837           --               226             1,732
                              ----------    ---------      -------        ----------        ----------
Total.......................  15,929,614    3,987,424       85,544          (112,581)       19,718,913
                              ----------    =========      =======        ==========        ----------
Net Book Value..............  22,288,766                                                    27,645,780
                              ==========                                                    ==========

---------------

(*) including property, plant and equipment of Pramindo which was acquired and consolidated in 2002.

     Most of the Company's property, plant and equipment acquired up to January 1, 1979 and January 1, 1987 have been revalued in accordance with Decree No. 109/KMK.04/1979 dated March 27, 1979 of the Minister of Finance of the Republic of Indonesia and Government Regulation No. 45 of 1986, respectively. The revaluation increments of Rp86,787 million resulting from the 1979 revaluation and Rp381,908 million resulting from the 1987 revaluation were included in equity in 1984 and 1988, respectively.

     Depreciation charged to operations amounted to Rp2,321,688 million, Rp2,747,765 million and Rp3,431,831 million in 2000, 2001 and 2002, respectively.

     Interest capitalized into property under construction amounted to Rp62,534 million, Rp8,089 million and Rp21,482 million in 2000, 2001 and 2002, respectively. Capitalization rates are the borrowing rates on debts incurred related to property under construction.

     Foreign exchange (gains) losses capitalized as part of property under construction amounted to, Rp179,207 million, Rp1,746 million and (Rp27,568 million) in 2000, 2001 and 2002, respectively.

     Management believes that no impairment in the carrying amount of its assets has occurred.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Company and its subsidiaries own several parcels of land located throughout Indonesia with land rights (Hak Guna Bangunan or HGB) for a period of 20 and 30 years, which will expire between 2003-2032. Management believes that there will be no difficulty in the extension of the land rights since all the parcels of land are supported by sufficient evidence of ownership.

     Some of the Company's land measuring 1,801,424 m(2) are still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunication and the Ministry of Communication of the Republic of Indonesia. As of March 14, 2003, the transfer of the legal title of ownership on those parcels of land to the Company is still in progress.

     The percentage of completion of construction-in-progress as of December 31, 2002 is between 17% and 95% and the estimated date of completion is between of January 2003 and June 2003. Management believes that there is no impediment to the completion of the construction-in-progress.

     All of the Company's property, plant and equipment, except land, were insured with various insurance companies against fire, theft and other possible risks for Rp17,877,571 million as of December 31, 2001 and Rp20,270,283 million and US$1,367,601,558 as of December 31, 2002. In addition, the Palapa B4 and Telkom-1 Satellite are insured for US$75,640,000 as of December 31, 2001 and US$71,837,020 as of December 31, 2002, respectively. Management believes that the insurance coverage is adequate to cover possible losses on the assets insured.

     All of the subsidiaries' property, plant and equipment, except land, were insured against fire, theft and other possible risks. The management of the subsidiaries believes the insurance coverage is adequate to cover possible losses on those assets.

15. PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

                             JANUARY 1,                                                DECEMBER 31,
                                2001      ADDITIONS   DEDUCTIONS   RECLASSIFICATIONS       2001
                             ----------   ---------   ----------   -----------------   ------------
                                 RP          RP           RP              RP                RP
At cost:...................                    --
  Land.....................      3,160         --           --              --              3,160
  Buildings................     23,952         --           --              --             23,952
  Switching equipment......    626,516         --           --          (1,722)           624,794
  Transmission installation
     and equipment.........    107,558         --           --              --            107,558
  Cable network............    334,792         --           --            (447)           334,345
  Other telecommunication
     peripherals...........    201,296         --           --          (1,454)           199,842
                             ---------     ------       ------          ------          ---------
Total......................  1,297,274         --           --          (3,623)         1,293,651
                             ---------     ======       ======          ======          ---------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                             JANUARY 1,                                                DECEMBER 31,
                                2001      ADDITIONS   DEDUCTIONS   RECLASSIFICATIONS       2001
                             ----------   ---------   ----------   -----------------   ------------
                                 RP          RP           RP              RP                RP
Accumulated depreciation:
  Land.....................        988        158           --              --              1,146
  Buildings................      8,198      1,198           --             (62)             9,334
  Switching equipment......    284,485     39,692           --          (1,722)           322,455
  Transmission installation
     and equipment.........     76,387     10,756           --              --             87,143
  Cable network............    192,481     29,000           --            (447)           221,034
  Other
     telecommunication.....                                                                     0
     peripherals...........    201,226         34           --          (1,454)           199,806
                             ---------     ------       ------          ------          ---------
Total......................    763,765     80,838           --          (3,685)           840,918
                             ---------     ======       ======          ======          ---------
Net Book Value.............    533,509                                                    452,733
                             =========                                                  =========
                             JANUARY 1,                                                DECEMBER 31,
                                2002      ADDITIONS   DEDUCTIONS   RECLASSIFICATION        2002
                             ----------   ---------   ----------   -----------------   ------------
                                 RP          RP           RP              RP                RP
At cost:
  Land.....................      3,160         --           --              --              3,160
  Buildings................     23,952         --           --            (225)            23,727
  Switching equipment......    624,794         --           --          (1,037)           623,757
  Transmission installation
     and equipment.........    107,558         --           --              --            107,558
  Cable network............    334,345         --           --          (1,157)           333,188
  Other telecommunication
     peripherals...........    199,842         --       69,267          (1,379)           129,196
                             ---------     ------       ------          ------          ---------
  Total....................  1,293,651         --       69,267          (3,798)         1,220,586
                             ---------     ======       ======          ======          ---------
Accumulated depreciation:
  Land.....................      1,146        119           --              --              1,265
  Buildings................      9,334      1,184           --            (106)            10,412
  Switching equipment......    322,455     40,348           --            (594)           362,209
  Transmission installation
     and equipment.........     87,143      8,253           --              --             95,396
  Cable network............    221,034     22,430           --            (993)           242,471
  Other telecommunication
     peripherals...........    199,806         36       69,267          (1,379)           129,196
                             ---------     ------       ------          ------          ---------
Total......................    840,918     72,370       69,267          (3,072)           840,949
                             ---------     ======       ======          ======          ---------
Net Book Value.............    452,733                                                    379,637
                             =========                                                  =========

     Depreciation charged to operations amounted to Rp97,381 million, Rp80,838 million and Rp72,370 million in 2000, 2001 and 2002, respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

     The unearned income under revenue-sharing arrangements is as follows:

                                                                 2001         2002
                                                              ----------   ----------
                                                                  RP           RP
Gross amount................................................   1,297,274    1,293,651
Accumulated amortization....................................  (1,071,560)  (1,127,673)
                                                              ----------   ----------
Net.........................................................     225,714      165,978
                                                              ==========   ==========

16. INTANGIBLE ASSETS

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Intangible assets...........................................  1,356,144   2,045,454
License -- net..............................................         --       6,672
                                                              ---------   ---------
Net.........................................................  1,356,144   2,052,126
                                                              =========   =========

     Movements of intangible assets during 2002 and 2001 are as follows:

                                                                2001
                                        ----------------------------------------------------
                                         INTANGIBLE ASSETS         GOODWILL
                                        -------------------   ------------------
                                           DMT        PIN       GSD     INDONUSA     TOTAL
                                        ---------   -------   -------   --------   ---------
                                           RP         RP        RP         RP         RP
Beginning balance.....................         --        --        --       --            --
Additions.............................  1,344,012        --   106,348      654     1,451,014
Impairment............................         --        --        --       --            --
Amortization..........................    (81,804)       --   (12,412)    (654)      (94,870)
                                        ---------   -------   -------     ----     ---------
Ending balance........................  1,262,208        --    93,936       --     1,356,144
                                        =========   =======   =======     ====     =========
                                                                2002
                                        ----------------------------------------------------
                                         INTANGIBLE ASSETS         GOODWILL
                                        -------------------   ------------------
                                           DMT        PIN       GSD     INDONUSA     TOTAL
                                        ---------   -------   -------   --------   ---------
                                           RP         RP        RP         RP         RP
Beginning balance.....................  1,262,208        --    93,936       --     1,356,144
Additions.............................         --   895,138        --       --       895,138
Amortization..........................   (140,250)  (44,314)  (21,264)      --      (205,828)
Impairment............................         --        --        --       --            --
                                        ---------   -------   -------     ----     ---------
Ending balance........................  1,121,958   850,824    72,672       --     2,045,454
                                        =========   =======   =======     ====     =========

     The intangible assets resulting from the acquisition of Dayamitra and Pramindo represents the presents value of Dayamitra's and Pramindo's share of projected Distributable KSO Revenue over the remaining KSO period. Goodwill resulted from the acquisition of GSD and Indonusa (see Note 2.c).

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Total amortization of Rp205.828 million for the year ended December 31, 2002 was reported as other expense under "Other Income (Charges)" in the consolidated statements of income.

     The license represents the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel. Amortization expense for this license during 2002 amounted to Rp541 million.

17. ESCROW ACCOUNT

     Escrow accounts consist of the following:

  a. Dayamitra Escrow

     This account with Citibank N.A., Singapore ("Dayamitra Escrow Agent"), was established to facilitate the payment of the Company's obligations under the Conditional Purchase Agreement and Option Agreement entered into with the selling shareholders of Dayamitra.

     In accordance with the Escrow Agreement, the Company made the first installment payment of US$14,343,750 on May 17, 2001. Future monthly installments of US$6,250,000 for twenty four months are required by the agreement. The Company is also obliged to make additional installment payments necessary to settle the obligation on the due dates and to maintain a minimum balance of US$14,343,750.

     The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed daily. The interest income earned is included as part of the escrow fund.

     The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied

  b. PIN Escrow

     This escrow account with JPMorgan Chase Bank ("PIN Escrow Agent") was established to facilitate the settlement of the Company's obligations under its Conditional Sale and Purchase Agreement for the acquisition of PIN.

     In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

     Escrowed funds earn interest at LIBOR minus 0.4% per annum, which is computed daily. The interest income earned will be included as part of the escrow fund.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

18. TRADE ACCOUNTS PAYABLE

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Related parties
  Payable to other telecommunications carriers..............    335,602     610,251
  Concession fees...........................................    150,142     351,059
  Purchases of equipment, materials and services............    234,900      71,632
  Other.....................................................        365          --
                                                              ---------   ---------
Total.......................................................    721,009   1,032,942
                                                              ---------   ---------
Third parties
  Purchases of equipment, materials and services............    913,992   2,141,153
  Payable related to revenue-sharing arrangements...........    119,754     112,949
  Payable to other telecommunication providers..............     22,898     102,182
                                                              ---------   ---------
Total.......................................................  1,056,644   2,356,284
                                                              ---------   ---------
Total.......................................................  1,777,653   3,389,226
                                                              =========   =========

     Trade accounts payable by currency are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Rupiah......................................................  1,184,463   2,722,416
U.S. Dollar.................................................    195,164     396,496
Euro........................................................    197,544     264,974
Japanese Yen................................................      2,064       4,410
Great Britain Pound Sterling................................      3,218         927
Singapore Dollar............................................         --           3
German Mark.................................................    179,401
Swedish Krona...............................................     10,217
French Franc................................................      5,582          --
                                                              ---------   ---------
Total.......................................................  1,777,653   3,389,226
                                                              =========   =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

19. TAXES PAYABLE

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Current tax (see Note 36)...................................  1,452,466     888,737
Income tax
  Article 4.................................................        839          --
  Article 21................................................     29,176      20,366
  Article 22................................................      2,771       2,377
  Article 23................................................     55,569      53,327
  Article 25................................................    139,329      81,280
  Article 26................................................      5,556       6,823
VAT.........................................................    189,317     159,665
                                                              ---------   ---------
Total.......................................................  1,875,023   1,212,575
                                                              =========   =========

     The amount of VAT Output that has not been remitted to the State Treasury is reported in the taxes payable account. Based on a circular letter No. SE-48/PJ.3/1988 dated December 31, 1988, by the Director General of Taxation, the Company was not allowed to credit the VAT Input against the VAT Output. However, based on the letter from Director General of Taxation No. KEP-539/PJ/2000 dated December 29, 2000, the Company was able to credit the VAT Input against the VAT Output on taxable materials and or services acquired that are directly related to the Company's operations, starting from January 1, 2001.

     Pursuant to Decision Letter No. KEP-01/WPJ.07/KP.0105/2002 dated March 22, 2002, the Director General of Taxation permitted the Company to pay taxes due on the cross-ownership transaction in nine monthly installments ending on December 25, 2002.

20. ACCRUED EXPENSES

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Early retirement benefits...................................    140,000     714,884
Post-retirement benefits....................................    517,661     660,066
Salaries and employee bonuses...............................    136,481     442,615
Interest and bank charges...................................    276,953     282,632
General, administrative and marketing.......................    265,987     220,476
Operation, maintenance and telecommunication services.......     79,126     180,740
Other.......................................................     21,367       8,989
                                                              ---------   ---------
Total.......................................................  1,437,575   2,510,402
                                                              =========   =========

     Based on the Board of Directors' Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees' rights under the early retirement program, method of calculation and payments for compensation and other benefits are provided in the Board of Directors' Resolution No. KD.35/PS900/SDM-10/01 dated November 30, 2001 entitled Employees' Rights under Early Retirement Program Year 2002. Accrued early retirement benefits as of December 31, 2001 have been

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

fully paid in the first semester of 2002. Accrued early retirement benefits as of December 31, 2002 represents the continued early retirement program.

     Included in accrued early retirement benefits is a charge of Rp357,100 million in 2002 related to the transfer of call center services to Infomedia in 2002 in connection with the First Amendment of Cooperation Agreement on Business Synergy in Inter (I) Net and service (S) Net dated February 25, 2002. The implementation of the transfer needs approval from other Infomedia shareholders.

21. ADVANCES FROM CUSTOMERS AND SUPPLIERS

     As of December 31, 2002, the Company received deposit payments from KSO Unit III amounting to Rp830,431 million or equivalent to US$91,750,000 related to the Company's plan to purchase AriaWest. The deposit of US$41,750,000 was received on May 17, 2002, upon signing the Conditional Sale and Purchase Agreement and US$50,000,000 upon receipt of AriaWest's Tax Assessment Letter (see Note 49).

22. SHORT-TERM BANK LOAN

     a. On October 5, 2001, Telkomsel entered into a Transferable Term Loan Agreement with Deutsche Bank AG, Jakarta Branch (as "Arranger" and "Facility Agent") covering a loan facility amounting to Rp500,000 million obtained from banks (collectively as "Lenders"), as follows:

                                                              % OF LOAN
NAME OF BANK                                                  ASSIGNED    AMOUNT
------------                                                  ---------   -------
                                                                            RP
PT Bank Central Asia, Tbk...................................     38       190,000
PT Bank Lippo, Tbk..........................................     19        95,000
PT Bank Niaga, Tbk..........................................     19        95,000
PT Bank Bali, Tbk...........................................     10        50,000
Deutsche Bank AG, Jakarta...................................     10        50,000
PT Bank Ekonomi Raharja.....................................      4        20,000
                                                                          -------
                                                                          500,000
                                                                          =======

     The loan was obtained to finance Telkomsel's working capital requirements. The loan bore interest at 3-months Certificates of Bank Indonesia plus 2%. The loan was settled on October 22, 2002.

     b. On July 12, 2002, Telkomsel entered into an Opening Letter of Credit and Trust Receipt Loan Agreement with Citibank, N.A. providing for a total facility of US$40,000,000.

     The facility was obtained to finance Telkomsel's capital expenditures in connection with procurement contracts with three strategic partners and a strategic supplier. Amounts drawn from the facility bear interest at the bank's cost of funds plus 2.5%, and will mature on July 12, 2003. The facility is not collateralized.

     Total loans drawn from the facility amounted to US$5,280,031. As of December 31, 2002 the outstanding balance of the loan amounted to US$4,385,295 (equivalent to Rp39,205 million).

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

23. CURRENT MATURITY OF LONG-TERM LIABILITIES

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Two-step loan...............................................    845,366     836,109
Liabilities for acquisition of subsidiaries.................    466,508     807,980
Suppliers' credit loan......................................     66,880     163,072
Bank loan...................................................    146,300     162,077
Bridging loan...............................................     16,720      42,112
Obligation under capital lease..............................         --         901
Others......................................................        826          --
                                                              ---------   ---------
                                                              1,542,600   2,012,251
                                                              =========   =========

24. TWO-STEP LOANS

     Two-step loans are loans obtained by the Government of the Republic of Indonesia from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of withdrawal. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

     The details of the two-step loans are as follows:

CREDITORS                                             INTEREST RATE     2001        2002
---------                                             -------------   ---------   ---------
                                                           (%)           RP          RP
Overseas banks......................................   2.95-18.41     9,118,911   8,231,508
Consortium of contractors...........................   3.20-18.41       363,795     299,046
                                                                      ---------   ---------
Total...............................................                  9,482,706   8,530,554
Current maturities..................................                   (845,366)   (836,109)
                                                                      ---------   ---------
Long-term portion...................................                  8,637,340   7,694,445
                                                                      =========   =========

     Details of two-step loans obtained from overseas bank as of December 31, 2002 are as follows:

CURRENCIES                                                    INTEREST RATE    AMOUNT
----------                                                    -------------   ---------
                                                                   (%)           RP
US Dollar...................................................   3.85-8.70      3,461,090
Rupiah......................................................  12.00-18.41     3,366,297
Yen.........................................................      2.95        1,188,369
Euro........................................................   7.18-8.30        215,752
                                                                              ---------
Total.......................................................                  8,231,508
                                                                              =========

     The acquired loans are intended for the development of telecommunication infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates until 2025.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Detail of two-step loans obtained from consortium contractors as of December 31, 2002 is as follows:

CURRENCIES                                               INTEREST RATE    2001      2002
----------                                               -------------   -------   -------
                                                              (%)          RP        RP
Yen....................................................      3.20        193,639   155,681
Rupiah.................................................   13.25-18.41    170,156   143,365
                                                                         -------   -------
Long-term portion......................................                  363,795   299,046
                                                                         =======   =======

     The consortium of contractors consists of: Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The acquired loans were intended for the financing of a second digital telephone exchange project. The loans are payable in semi-annual installments and are due on various dates until March 15, 2015.

     Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based on the average interest rate of 3-month Certificates of Bank Indonesia during the six-month period preceding the installment due date, plus 1%. Two-step loans which are payable in foreign currencies bear either a fixed rate of interest or the floating interest rate offered by the lenders-plus 0.5%.

     As of December 31, 2002, the Company has used all facilities of two-step loans and the draw period for two-step loan has expired.

     The schedule of the principal payments on the Company's two-step loans as of December 31, 2002, is as follows:

YEAR                                                              TOTAL
----                                                            ---------
                                                                   RP
2003........................................................      836,109
2004........................................................      860,262
2005........................................................      868,587
2006........................................................      764,148
2007........................................................      669,967
2008 - 2025.................................................    4,531,481
                                                                ---------
Total.......................................................    8,530,554
                                                                =========

     The Company must maintain financial ratios as follows:

          a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-steps loans originating from World Bank and Asian Development Bank ("ADB"), respectively.

          b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% of compared to capital expenditures for loans originally from the World Bank and ADB, respectively.

     As of December 31, 2002, the Company was in compliance with the above covenants.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

25. SUPPLIERS' CREDIT LOANS

     The detail of suppliers' credits loans is as follows:

                                                                 2001        2002
                                                                -------    --------
                                                                  RP          RP
Tomen.......................................................    397,326     290,498
Cable & Wireless plc........................................     64,574      48,199
                                                                -------    --------
Total.......................................................    461,900     338,697
Current maturities..........................................    (66,880)   (163,072)
                                                                -------    --------
Long-term portion...........................................    395,020     175,625
                                                                =======    ========

  a. Tomen

     Dayamitra has entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, which is a shareholder of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

     In connection with the above agreement, Dayamitra entered into a Supplier's Credit Agreement ("SCA") with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

     Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semi-annually in arrears.

     Annual interest rates in 2002 ranged from 5.92% to 6.48%.

     The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule. However, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

     The SCA loan is secured on a pro-rata basis by the security rights provided under the C&W plc bridging facility loan.

  b. Cable and Wireless plc ("C&W plc")

     Dayamitra entered into a Supplier's Credit Agreement ("SCA") with C&W plc on May 19, 1999.

     The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule. However, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

     Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2002 ranged from 5.92% to 6.48%.

     The SCA loan is secured on a pro-rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to shareholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The schedule of the required principal payments on the above loans as of December 31, 2002 is as follows:

YEAR                                                           TOTAL
----                                                          -------
                                                                RP
2003........................................................  163,072
2004........................................................  174,914
2005........................................................      711
                                                              -------
Total.......................................................  338,697
                                                              =======

26. BRIDGING LOAN

                                                                 2001       2002
                                                                -------    -------
                                                                  RP         RP
Total outstanding amount....................................    128,121     95,517
Current maturities..........................................    (16,720)   (42,112)
                                                                -------    -------
Long-term portion...........................................    111,401     53,405
                                                                =======    =======

     This loan is owed by Dayamitra to C&W plc under a bridging loan facility which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2002 ranged from 5.42% to 5.98%.

     C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier's Credit Loan. The security provided against the bridging loan facility consists of an assignment of KSO revenues; an assignment of bank accounts; a security interest in Dayamitra's movable assets; an assignment of the Tomen construction contract; an assignment of proceeds from early termination of the KSO license by the Company; and an assignment of insurance proceeds.

     Distributions to shareholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

     The schedule of the required principal payments on this bridging loan as of December 31, 2002 is as follows:

YEAR                                                          TOTAL
----                                                          ------
                                                                RP
2003........................................................  42,112
2004........................................................  52,864
2005........................................................     541
                                                              ------
Total.......................................................  95,517
                                                              ======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

27. LIABILITY FOR ACQUISITION OF A SUBSIDIARY

     This amount represents the Company's non-interest bearing obligation to the selling stockholders of Dayamitra in respect to the Company's acquisition of 90.32% of Dayamitra and to the selling stockholders of Pramindo in respect to the Company's acquisition of 30% of Pramindo.

                                                                2001       2002
                                                              --------   --------
                                                                 RP         RP
Dayamitra transaction
     PT Intidaya Sistelindomitra............................   348,140     99,500
     PT Mitracipta Sarananusa...............................   239,318     68,398
     Cable and Wireless plc.................................   224,838     64,260
     Unamortized deferred interest..........................   (84,948)   (74,915)
                                                              --------   --------
                                                               727,348    157,243
                                                              --------   --------
Pramindo transaction
     France Cable et Radio..................................        --    263,973
     Astratel...............................................        --    230,977
     Indosat................................................        --     85,791
     Marubeni...............................................        --     52,795
     IFC -- USA.............................................        --     19,798
     NMP Singapore..........................................        --      6,599
     Unamortized deferred interest..........................        --     (9,196)
                                                              --------   --------
                                                                    --    650,737
                                                              --------   --------
Total.......................................................   727,348    807,980
Current maturity -- net of unamortized deferred interest....  (466,508)  (807,980)
                                                              --------   --------
Long -- term portion -- net of unamortized deferred
  interest..................................................   260,840         --
                                                              ========   ========

     Under the Conditional Sale and Purchase Agreement of Dayamitra, the amount due to Mitracipta will be paid to Intidaya and C&W plc proportionately based on their ownership interest in Mitracipta.

28. GUARANTEED NOTES AND BONDS

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Guaranteed Notes............................................         --   1,337,518
Bonds.......................................................         --   1,000,000
                                                              ---------   ---------
                                                                     --   2,337,518
                                                              =========   =========

  a. Guaranteed Notes

     In April 2002, (TSFL), Telkomsel's wholly-owned subsidiary, issued US$150 million in guaranteed notes ("Notes"). The notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     On April 23, 2002, TSFL entered into subscription agreements with UBS AG ("UBS") whereby UBS agreed to subscribe and pay for the notes at an issue price equal to 99.709% of the principal amount of the notes, less any fees. TSFL has further authorized UBS to have the notes listed in the Singapore Exchange Securities Trading Limited (the "Singapore Exchange").

     Based on the "On-Loan Agreement" dated April 30, 2002, between the Telkomsel and TSFL, the proceeds from the subscription of the notes were loaned to Telkomsel at an interest rate of 9.765% per annum, payable in the same terms as above.

     TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the notes, in whole or in part, at 102.50% of the principal amount of such notes, together with interest accrued to the date fixed for redemption. If only part of the notes are redeemed, the principal amount of the notes outstanding after such redemption must be at least US$100 million.

     As of December 31, 2002, the outstanding balance of the notes and the unamortized portion of the discount are as follows:

                                                     FOREIGN CURRENCY   RUPIAH EQUIVALENT
                                                     ----------------   -----------------
                                                           US$               RP JUTA
Principal..........................................    150,000,000          1,341,000
Discount...........................................       (389,468)            (3,482)
                                                       -----------          ---------
Net................................................    149,610,532          1,337,518
                                                       ===========          =========

  b. Bonds

     On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded in the Surabaya Stock Exchange. The bonds mature on July 15, 2007.

     The Company must maintain the following consolidated financial ratios:

     1. Debt service coverage ratio must exceed 1.5:1

     2. Debt to equity ratio must not exceed:

          a. 3:1 for the period January 1, 2002 to December 31, 2002

          b. 2.5:1 for the period January 1, 2003 to December 31, 2003

          c. 2:1 for the period January 1, 2004 to the date the bonds are redeemed

     3. Debt to EBITDA ratio must not exceed 3:1

     As of December 31, 2002, the Company was in compliance with these covenants.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

29. LONG-TERM BANK LOANS

     The detail of bank loans as of December 31, 2002 is as follows:

                                             TOTAL            OUTSTANDING        OUTSTANDING
LENDER                       CURRENCY      FACILITY       IN ORIGINAL CURRENCY   (RPMILLION)
------                       --------   ---------------   --------------------   ------------
Citibank N.A...............    USD            6,950,000        6,950,000            62,272
Hermes Kreditversicherungs
  AG.......................    USD           23,400,000          740,914             6,639
Bank Consortium............    USD            4,000,000        3,288,000            29,460
Bank Consortium............    IDR       90,000,000,000                             60,438
Bank Central Asia..........    IDR      173,000,000,000                             25,903
Tomen......................    USD           35,000,000        7,000,000            62,720
                                                                                   -------
Total......................                                                        247,432
Current maturities of long-
  term bank loans..........                                                        162,077
                                                                                   -------
Long term portion..........                                                         85,355
                                                                                   =======

  a. High Performance Backbone ("HP Backbone") Loan

     a. 1 On April 10, 2002, the Company entered into the "Term Loan Agreement HP Backbone Sumatra Project and Pledge of Right To Deposit" with Citibank, N.A. providing a total facility of US$6,950,000.

     The facility was obtained to finance the construction of the Sumatra High Performance Backbone, in connection with the "Partnership Agreements" dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

     Amounts drawn from the facility bear interest of 1% above the interest rate provided by the Bank on the relevant deposit being pledged to the bank. The loans are payable in eight monthly installments beginning April 2003. The loans will mature in January 2004.

     The Company has drawn down the entire facility of US$6,950,000. As of December 31, 2002, the outstanding balance of the loan amounted to US$6,950,000 (equivalent to Rp62,272 million).

     The loan facility from Citibank NA is secured by a time deposit of US$6,950,000.

     The schedule of the required principal payments on this HP Backbone loan as of December 31, 2002 is as follows:

YEAR                                                            TOTAL
----                                                            ------
                                                                  RP
2003........................................................    60,424
2004........................................................     1,848
                                                                ------
Total.......................................................    62,272
                                                                ======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     a. 2 On April 10, 2002, the Company entered into a "Loan Agreement" with Citibank, N.A ("arranger") and Citibank International plc ("agent"), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG ("lender" and "guarantor"), providing a total facility of US$23,400,000.

     The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the "Partnership Agreement".

     Hermes required a guarantee fee of 8.4% of the total facility. This fee is payable twice during the agreement period 15% of the guarantee fee is required to be paid in cash and 85% is included in the loan balance. The outstanding loan as of December 31, 2002 representing the first installment of the fee was US$740,914 (equivalent to Rp6,639 million).

     As of December 31, 2002, the Company has drawn US$740,914 from the total facility. The loans are payable in ten semi-annually installments beginning in July 2004.

     Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

     a. 3 On April 10, 2002, the Company entered into a "Term Loan Agreement HP Backbone Sumatra Project" with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to fund the Rupiah portion of the high performance backbone network in Sumatra pursuant to the "Partnership Agreement".

     Amounts drawn from the facility bear interest of 4.35% plus the 3-month time deposit rate. The loans are payable in twelve quarterly installments beginning January 2004. The loans will mature in October 2006.

     Total principal outstanding as of December 31, 2002 is Rp25,903 million. Total available under the facility as of December 31, 2002 is Rp147,097 million.

     The loan facility from Bank Central Asia was unsecured.

  b. Internet Protocol Backbone ("IP Backbone") Loan

     On February 25, 2002, the Company entered into a ("Facility Funding Agreement") with Bank DBS Indonesia (syndicated agent), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions and 6 (six) KSOs.

     Amounts drawn in US Dollar bear interest of 2% plus the highest of 1-,2-or 3-month SIBOR divided by 0.87% for the first year and 2% plus the 3-month SIBOR divided by 0.87% thereafter. Amounts drawn in Rupiah bear interest of 19% fixed for the first year and 5% plus the average of BCA and Bukopin interest rates (the highest of 1,3,6 or 12 month time deposit rate) thereafter.

     The loans are payable in eleven quarterly installments beginning September 2002. The loans will mature on March 15, 2005.

     Total outstanding IP Backbone loans for Rupiah and US Dollar as of December 31, 2002 are Rp60,437 million and US$3,288,000 (equivalent Rp29,460 million), respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The total unused credit facility for the Rupiah and US Dollar facility as of December 31, 2002 is Rp16,475 million and US$nil, respectively.

     The Company pledged the assets under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No. 17 dated February 25, 2002 of Notary Siti Amiretno Diah Wasisti Bagiono, SH on "Fiduciary Collateral". The pledge has a maximum amount of US$14,587,525.20 and Rp401 million.

     The schedule of the required principal payments on this IP Backbone loan as of December 31, 2002 is as follows:

YEAR                                                          TOTAL
----                                                          ------
                                                                RP
2003........................................................  38,934
2004........................................................  38,934
2005........................................................  12,029
                                                              ------
Total.......................................................  89,897
                                                              ======

     Average interest rates for the HP Backbone and IP Backbone loans during 2002 were as follows:

                                                                   2002
                                                              --------------
Rupiah......................................................    17.14% - 19%
U.S. Dollar.................................................    3.5% - 4.38%

     Under the Loan Agreements for HP Backbone and IP Backbone, the Company must maintain quarterly financial ratios as follows:

     1. Debt to equity ratio should not exceed 3:1

     2. EBITDA to interest expense should exceed 5:1

     3. EBITDA to loan installment and interest payment should exceed 1.5:1

     As of December 31, 2002, the Company complied with the above mentioned ratios.

  c. J-Exim Loan

                                                                    2001      2002
                                                                  --------   -------
Total outstanding amount....................................       219,450    62,720
Current maturities..........................................      (146,300)  (62,720)
                                                                  --------   -------
Long-term portion...........................................        73,150        --
                                                                  ========   =======

     This represents Dayamitra's obligation under a loan facility agreement it entered into with Tomen on April 27, 1998. The facility has been fully drawn for US$35 million, which is repayable in five semi-annual installments of US$7 million commencing on March 25, 2001.

     Interest accrues on the outstanding principal at the rate of LIBOR plus 1% and is repayable semi-annually, commencing on September 25, 1998. Annual interest rates in 2002 ranged from 2.75% to 3.58%.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     On June 21, 1999, an agreement was entered into between Tomen and The Export-Import Bank of Japan ("J-Exim") under which the loan and related security rights were assigned from Tomen to J-Exim.

30. MINORITY INTEREST IN SUBSIDIARIES

                                                                  2001         2002
                                                                ---------    ---------
                                                                   RP           RP
Minority interest in net assets of subsidiaries
  Telkomsel.................................................    1,162,720    2,516,181
  Pramindo..................................................           --      847,764
  Infomedia.................................................       45,060       43,744
  Dayamitra.................................................        7,022       22,172
  Indonusa..................................................       20,531       13,700
  GSD.......................................................            1            2
                                                                ---------    ---------
Total.......................................................    1,235,334    3,443,563
                                                                =========    =========
Minority interest in net income (loss) of subsidiaries
  Telkomsel.................................................      455,331      975,511
  Pramindo..................................................           --      104,758
  Infomedia.................................................       15,067       19,031
  Dayamitra.................................................        6,241       15,151
  Indonusa..................................................           --            1
  GSD.......................................................       (2,034)      (5,826)
                                                                ---------    ---------
Total.......................................................      474,605    1,108,626
                                                                =========    =========

31. CAPITAL STOCK

                                                                2001
                                          -------------------------------------------------
                                                              PERCENTAGE         TOTAL
DESCRIPTION                               NUMBER OF SHARES   OF OWNERSHIP   PAID-UP CAPITAL
-----------                               ----------------   ------------   ---------------
                                                                  %               RP
Series A Dwiwarna share
  State of the Republic of Indonesia....                1           --                --
Series B shares
  State of the Republic of Indonesia....    5,472,235,355        54.29         2,736,118
  Public (below 5% each)................    4,607,764,284        45.71         2,303,882
                                           --------------       ------         ---------
Total...................................   10,079,999,640       100.00         5,040,000
                                           ==============       ======         =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                                2002
                                          -------------------------------------------------
                                                              PERCENTAGE         TOTAL
DESCRIPTION                               NUMBER OF SHARES   OF OWNERSHIP   PAID-UP CAPITAL
-----------                               ----------------   ------------   ---------------
                                                                  %               RP
Series A Dwiwarna share
  State of the Republic of Indonesia....                1           --                --
Series B shares
  State of the Republic of Indonesia....    5,160,235,355        51.19         2,580,118
     JPMCB..............................      879,723,798         8.73           439,862
     The Bank of New York...............      610,489,548         6.06           305,245
     Public (below 5% each).............    3,429,550,938        34.02         1,714,775
                                           --------------       ------         ---------
Total...................................   10,079,999,640       100.00         5,040,000
                                           ==============       ======         =========

     As of December 31, 2001 and 2002, the Company's commissioners, directors, and employees owned a total of 23,039,919 and 18,132,681 Company's shares, respectively.

32. ADDITIONAL PAID-IN CAPITAL

                                                                2001        2002
                                                              ---------   ---------
                                                                 RP          RP
Proceeds from sale of 933,333,000 shares with par value of
  Rp2,050 per share through initial public offering in
  1995......................................................  1,446,666   1,446,666
Capitalization into 746,666,640 series B shares in 1999.....   (373,333)   (373,333)
                                                              ---------   ---------
Total.......................................................  1,073,333   1,073,333
                                                              =========   =========

33. TELEPHONE REVENUES

                                                        2000         2001         2002
                                                      ---------   ----------   ----------
                                                         RP           RP           RP
Fixed lines
  Local and domestic long-distance usage............  4,097,093    5,225,705    6,337,365
  Monthly subscription charges......................    887,355      997,651    1,649,590
  Installation charges..............................     75,382       98,017      166,722
  Phone cards.......................................     34,426       25,455       54,689
  Others............................................     83,608       68,328      119,012
                                                      ---------   ----------   ----------
Total...............................................  5,177,864    6,415,156    8,327,378
                                                      ---------   ----------   ----------
Cellular
  Air time charges..................................  2,484,518    3,987,738    5,453,597
  Monthly subscription charges......................    356,034      581,566      593,348
  Connection fee charges............................     42,644      128,543      172,302
  Features..........................................      6,806       10,151        7,554
                                                      ---------   ----------   ----------
Total...............................................  2,890,002    4,707,998    6,226,801
                                                      ---------   ----------   ----------
Total Telephone Revenues............................  8,067,866   11,123,154   14,554,179
                                                      =========   ==========   ==========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

34. INTERCONNECTION REVENUES

                                                          2000       2001        2002
                                                         -------   ---------   ---------
                                                           RP         RP          RP
Cellular...............................................  704,160   1,205,280   2,577,263
International..........................................  235,936     116,770     344,912
Other..................................................   40,889      65,313     103,731
                                                         -------   ---------   ---------
Total..................................................  980,985   1,387,363   3,025,906
                                                         =======   =========   =========

35. REVENUE UNDER JOINT OPERATION SCHEMES

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Minimum Telkom Revenues...............................  1,556,699   1,474,200   1,023,453
Share in Distributable KSO Revenues...................    695,106     732,960     603,572
Amortization of unearned initial investor payments
  under Joint Operation Schemes.......................     15,349      12,426      10,784
                                                        ---------   ---------   ---------
Total.................................................  2,267,154   2,219,586   1,637,809
                                                        =========   =========   =========

     Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based on agreed percentages. The agreed percentages for revenue distribution between the Company and KSO Investors was 35%:65% for KSO Unit VII and 30%:70% for KSO Unit III and IV, respectively.

36. DATA AND INTERNET REVENUES

                                                            2000      2001       2002
                                                           -------   -------   ---------
                                                             RP        RP         RP
SMS......................................................   24,512   344,600     997,249
Multimedia...............................................   64,527   218,300     349,678
VoIP.....................................................       --    25,589     160,051
ISDN.....................................................   18,895    84,695      64,492
                                                           -------   -------   ---------
TOTAL....................................................  107,934   673,184   1,571,470
                                                           =======   =======   =========

37. NETWORK REVENUE

                                                             2000      2001      2002
                                                            -------   -------   -------
                                                              RP        RP        RP
Satellite transponder lease...............................  183,255   203,558   190,220
Leased lines..............................................  156,779   211,371   136,192
                                                            -------   -------   -------
Total.....................................................  340,034   414,929   326,412
                                                            =======   =======   =======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

38. REVENUE-SHARING ARRANGEMENT REVENUES

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Revenue-Sharing Arrangement Revenue-Net...............    170,133     191,478     177,054
Amortization of Unearned Revenue......................    138,232      73,695     103,104
                                                        ---------   ---------   ---------
Total.................................................    308,365     265,173     280,158
                                                        =========   =========   =========

39. OPERATING EXPENSES -- PERSONNEL

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Salaries and related benefit..........................    703,568     882,620   1,212,720
Vacation pay, incentives and other benefits...........    297,606     364,707   1,086,106
Bonuses...............................................         --     140,789     906,684
Net periodic pension cost.............................     72,643      86,233     367,302
Employee income tax...................................    196,565     132,855     215,251
Net periodic postretirement benefit cost..............    165,103     187,752     205,124
Housing...............................................     75,387      95,733     105,446
Medical...............................................     57,727      81,698       7,447
Others................................................     41,597      56,425      17,984
                                                        ---------   ---------   ---------
Total.................................................  1,610,196   2,028,812   4,124,064
                                                        =========   =========   =========

40. OPERATING EXPENSES -- OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICES

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Operation and maintenance.............................    575,647     891,435   1,018,174
Radio frequency usage charges.........................     16,711     101,305     298,076
Electricity, gas and water............................    116,484     157,068     241,740
Cost of phone cards...................................     47,076     173,412     198,192
Concession fees.......................................     78,482      63,561     167,816
Insurance.............................................     98,604      67,783     156,184
Leased lines..........................................     34,656      82,880     115,805
Motor vehicles........................................     15,694      38,235      88,332
Travel................................................     11,029      15,700      19,768
Telephone kiosks' commissions.........................    372,258     520,947          --
Others................................................     19,094      37,595     128,089
                                                        ---------   ---------   ---------
Total.................................................  1,385,735   2,149,921   2,432,176
                                                        =========   =========   =========

     Based on the Director's Decree No KD.01/HK.220/OPSAR -- 33/2002 dated January 16, 2002, the rates for phone kiosks 70% of the normal tariff rate effective January 1, 2002. Telephone kiosk commissions were no longer collected in 2002.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

41. OPERATING EXPENSES -- GENERAL AND ADMINISTRATIVE

                                                          2000       2001        2002
                                                         -------   ---------   ---------
                                                           RP         RP          RP
Provision for doubtful accounts and inventory
  obsolescence.........................................  348,421     342,900     512,399
Professional fees......................................   43,409     325,268     256,109
Collection expenses....................................  131,449     181,925     232,206
Training, education and recruitment....................  114,723     147,312     153,984
Travel.................................................   65,913      92,828     119,530
Security and screening.................................   35,154      48,792      85,209
Printing and stationery................................   32,150      37,589      47,396
Social contribution....................................       --          --      33,867
Meetings...............................................   17,711      26,498      33,346
General expense........................................       --          --      28,871
Research and development...............................   33,110      39,523       8,995
Deferred stock issuance amortization...................   22,402          --          --
Others.................................................   27,241      45,112      45,877
                                                         -------   ---------   ---------
Total..................................................  871,683   1,287,747   1,557,789
                                                         =======   =========   =========

     The provision for doubtful accounts included the provision for the MTR and share in distributable KSO revenues receivable from the KSO Unit III amounting to Rp14,322 million, Rp155,508 million, and Rp341,846 million in 2000, 2001, and 2002, respectively.

42. INCOME TAX

     Tax expense of the Company and its subsidiaries consists of the following:

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Current tax...........................................  1,228,199   2,174,401   2,838,573
Deferred tax expense/(benefit)........................    238,068    (103,747)    (92,716)
                                                        ---------   ---------   ---------
Total.................................................  1,466,267   2,070,654   2,745,857
                                                        =========   =========   =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  a. Current Tax

     A reconciliation between income before tax from the consolidated statements of income and taxable income is as follows:

                                                        2000         2001         2002
                                                      ---------   ----------   ----------
                                                         RP           RP           RP
Pre-tax income......................................  4,789,200    6,687,289   12,342,574
Minority interest...................................   (880,919)  (1,359,109)  (2,586,468)
Preacquisition loss of subsidiaries.................         --      108,080     (142,817)
                                                      ---------   ----------   ----------
                                                      3,908,281    5,436,260    9,613,289
                                                      ---------   ----------   ----------
Temporary differences:
  Provision for doubtful accounts...................    217,294      226,514      303,495
  Depreciation of property, plant, and equipments...   (349,114)     165,239      214,782
  Provision for early retirement benefits...........         --      140,000      574,884
  Provision for inventory obsolescence..............     61,666       74,059       33,477
  Timing difference of KSO Units....................     14,605       10,694       13,936
  Amortization of land rights.......................       (894)       5,839       (1,524)
  Equity in net income of associate companies.......   (356,575)    (147,633)     432,191
  Net periodic pension costs........................   (155,839)     (46,852)      24,673
  Accounts receivable written off...................         --      (44,423)     (94,234)
  Gain on sale of property, plant, and equipments...   (218,708)     (21,759)      (9,846)
  Gain on sale of Ratelindo shares..................         --           --      (11,695)
  Decline in value of investments...................     18,856      (12,376)          --
  Amortization of deferred stock issuance costs.....     14,428       (5,981)      (4,486)
  Inventory written off.............................     (3,992)      (3,013)     (11,545)
                                                      ---------   ----------   ----------
Total...............................................   (758,273)     340,308    1,464,108
                                                      ---------   ----------   ----------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                        2000         2001         2002
                                                      ---------   ----------   ----------
                                                         RP           RP           RP
Non-deductible expenses (nontaxable income):
  Net periodic post-retirement benefit costs........    165,103      186,316      197,428
  Amortization of intangible assets and deferred
     interests......................................         --       94,870      292,162
  Depreciation of property, plant, and equipments
     under revenue-sharing arrangements.............     97,381       80,838       72,322
  Reversal of unrealized share in Telkomsel's net
     income.........................................         --       79,899           --
  Repairs and maintenance on leased
     land/buildings.................................     28,426       60,092       23,587
  Employee benefit..................................     32,048       42,781       48,643
  Non-deductible expenses of KSO Units..............     17,256       27,428         (738)
  Share in net income of subsidiaries...............         --   (1,159,771)  (2,510,905)
  Interest income...................................   (631,646)    (494,332)    (359,049)
  Income from land/buildings rental.................    (58,211)    (116,831)     (78,686)
  Amortization of unearned income on revenue-sharing
     arrangements...................................   (138,232)     (73,695)    (102,823)
  Tax penalty.......................................     16,703           --      143,629
  Adjustment of share in net income of Telkomsel as
     a result of restatement........................   (470,992)    (241,725)          --
  Gain on sale of Telkomsel's shares................         --           --   (3,166,086)
  Others............................................     28,139       31,765       54,004
                                                      ---------   ----------   ----------
Total...............................................   (913,989)  (1,482,365)  (5,386,512)
                                                      ---------   ----------   ----------
Total taxable income of the Company.................  2,236,019    4,294,203    5,690,885
                                                      =========   ==========   ==========

     The details of current taxes payable are as follows:

                                                      2000         2001         2002
                                                    ---------   ----------   ----------
                                                       RP           RP           RP
Current tax expense of the Company................    670,796    1,288,243    1,707,248
                                                    ---------   ----------   ----------
Tax payable on cross ownership transactions
  Sale of Satelindo...............................         --      627,678           --
  Sale of Lintasarta..............................         --      119,586           --
                                                    ---------   ----------   ----------
Total.............................................         --      747,264           --
                                                    ---------   ----------   ----------
Total.............................................    670,796    2,035,507    1,707,248
                                                    ---------   ----------   ----------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                      2000         2001         2002
                                                    ---------   ----------   ----------
                                                       RP           RP           RP
Less prepaid taxes
Income tax
  Article 22......................................         25           45           --
  Article 23......................................     14,283       40,245      122,736
  Article 25......................................    541,074      900,148      917,983
                                                    ---------   ----------   ----------
Total.............................................    555,382      940,438    1,040,719
                                                    ---------   ----------   ----------
Current tax payable of the Company................    115,414    1,095,069      666,529
Subsidiaries......................................    358,776      357,397      222,208
                                                    ---------   ----------   ----------
Total.............................................    474,190    1,452,466      888,737
                                                    =========   ==========   ==========

     Current tax expense in the consolidated statements of income is as follows:

                                                      2000         2001         2002
                                                    ---------   ----------   ----------
                                                       RP           RP           RP
Company...........................................    670,796    1,288,243    1,707,248
Subsidiaries......................................    557,403      886,158    1,131,325
                                                    ---------   ----------   ----------
Total.............................................  1,228,199    2,174,401    2,838,573
                                                    =========   ==========   ==========

     The taxable income and current tax payable of the Company for 2001 and 2002 are in accordance with the corporate tax returns filed with the Tax Service Office.

     In 2002, the Company received a Tax Underpayment Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 and 19,568, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/prepayments and the amount assessed by the Tax Service Office was charged to current operations.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  b. Deferred Tax

     The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

                                         DECEMBER 31,    MOVEMENTS     DECEMBER 31,    MOVEMENTS     DECEMBER 31,
                                             2000       FOR THE YEAR       2001       FOR THE YEAR       2002
                                         ------------   ------------   ------------   ------------   ------------
                                              RP             RP             RP             RP             RP
The Company
Deferred tax assets:
  Allowance for doubtful accounts......      167,539       56,726          224,265       47,092          271,357
  Allowance for inventory
     obsolescence......................       33,173       22,423           55,596      (43,901)          11,695
  Provision for early retirement
     benefits..........................           --       42,000           42,000      172,465          214,465
  Decline in value of investments......       32,657       (3,713)          28,944      (28,944)              --
  Deferred stock issuance costs........        7,176       (1,794)           5,382       (1,345)           4,037
  Land rights..........................       (1,133)       1,752              619       28,368           28,987
                                          ----------      -------       ----------      -------       ----------
Total deferred tax assets..............      239,412      117,394          356,806      173,735          530,541
                                          ----------      -------       ----------      -------       ----------
Deferred tax liabilities:
  Depreciation of property, plant and
     equipment.........................   (1,562,173)      43,044       (1,519,129)      68,345       (1,450,784)
  Long-term investments................     (414,204)     (82,183)        (496,387)     529,036           32,650
  Net periodic pension costs...........      (30,250)     (14,056)         (44,306)      44,306               --
                                          ----------      -------       ----------      -------       ----------
Total deferred tax liabilities.........   (2,006,627)     (53,195)      (2,059,822)     641,687       (1,418,134)
                                          ----------      -------       ----------      -------       ----------
Net deferred tax
  liabilities -- Company...............   (1,767,215)      64,199       (1,703,016)     815,422         (887,593)
                                          ==========      =======       ==========      =======       ==========
Subsidiaries
Deferred tax assets:
  Loss carryovers......................                                     96,812                        16,254
  Allowance for doubtful accounts and
     inventory obsolescence............                                     25,199                        54,673
  Provision for early retirement
     benefit...........................                                         --                         2,292
  Interest on obligations under capital
     lease.............................                                        106                          (308)
                                                                        ----------                    ----------
Total deferred tax assets..............                                    122,117                        72,911
                                                                        ----------                    ----------
Deferred tax liabilities:
  Depreciation of property, plant and
     equipment.........................                                   (175,241)                     (675,803)
  Amortization of prepaid expenses.....                                     (7,315)                      (21,618)
  Amortization of unearned initial
     investor payments.................                                     (3,778)                       (2,833)
  Rental expense.......................                                       (274)                           --
  Net periodic pension costs...........                                       (232)                       (2,194)
  Capital leases.......................                                        (20)                       (4,079)
                                                                        ----------                    ----------
Total deferred tax liabilities.........                                   (186,860)                     (706,527)
                                                                        ----------                    ----------
Net deferred tax
  liabilities -- subsidiaries..........                                    (64,743)                     (633,616)
                                                                        ----------                    ----------
Total..................................                                 (1,767,759)                   (1,521,209)
                                                                        ==========                    ==========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     A reconciliation between the total tax expense and the amounts computed by applying the effective tax rates to income before tax is as follows:

                                                      2000         2001         2002
                                                    ---------   ----------   ----------
                                                       RP           RP           RP
Income before tax per consolidated statements of
  income..........................................  4,789,200    6,687,289   12,342,574
Minority interest in subsidiaries' income before
  tax.............................................   (880,919)  (1,359,109)  (2,586,468)
Preacquisition loss of subsidiaries...............         --      108,080     (142,817)
                                                    ---------   ----------   ----------
Income before tax of the Company..................  3,908,281    5,436,260    9,613,289
                                                    ---------   ----------   ----------
Tax expense at effective tax rates:
  10% X Rp25 million in 2000 and 2001, and Rp50
     million in 2002..............................          3            5            5
  15% X Rp25 million in 2000 and 2001, and Rp50
     million in 2002..............................          4            8            8
  30% X Rp3,175,374 million in 2000, Rp3,908,231
     million in 2001 and Rp9,613,189 million in
     2002.........................................  1,172,469    1,630,848    2,883,957
                                                    ---------   ----------   ----------
Total.............................................  1,172,476    1,630,861    2,883,970
                                                    ---------   ----------   ----------
Tax effect of non-taxable income (nondeductible
  expenses):
  Net periodic post-retirement benefit cost.......     49,531       55,895       59,228
  Amortization of intangible assets...............         --       28,461       87,649
  Depreciation of property, plan and equipment
     under Revenue-Sharing Arrangements...........     29,215       24,251       21,697
  Amortization of deferred interest...............         --       23,970       22,474
  Repairs and maintenance on leased
     land/buildings...............................      8,539       18,028        7,076
  Employee benefits...............................      9,614       12,834       14,593
  Nondeductible expenses of KSO Units.............      5,177        8,228         (222)
  Share in net income of subsidiaries.............         --     (347,931)    (753,272)
  Interest income.................................   (189,494)    (148,300)    (107,715)
  Income from land/building rental................    (17,463)     (35,049)     (23,606)
  Amortization of unearned income under Revenue-
     Sharing Arrangements.........................    (41,470)     (22,109)     (30,847)
  Tax penalty.....................................      5,011           --       43,089
  Reversal of unrealized Telkomsel's net income...         --           --      (57,792)
  Adjustment of share in net income of Telkomsel
     as a result of restatement...................   (141,298)     (72,518)          --
  Gain on sale of Telkomsel's share...............         --           --     (949,826)
  Others..........................................      8,441        9,529       51,519
                                                    ---------   ----------   ----------
Total.............................................   (274,197)    (444,711)  (1,615,955)
                                                    ---------   ----------   ----------
Tax expense of the Company........................    898,279    1,186,150    1,268,015
Tax expense of the Subsidiaries...................    567,988      884,504    1,477,842
                                                    ---------   ----------   ----------
Total Tax Expense.................................  1,466,267    2,070,654    2,745,857
                                                    =========   ==========   ==========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

43. BASIC EARNINGS PER SHARE

     Net income per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2000, 2001 and 2002.

     The Company does not have potentially dilutive ordinary shares.

44. CASH DIVIDENDS AND GENERAL RESERVE

     - Pursuant to the Annual Shareholders' General Meeting as stated in Notarial Deed No. 6 dated April 7, 2000 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 1999 amounting to Rp1,086,161 million or Rp107.76 per share, and appropriated Rp21,723 million for general reserves.

     - Pursuant to the Annual Shareholders' General Meeting as stated in Notarial Deed No. 17 dated May 10, 2001 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126,950 million for general reserves.

     - Pursuant to the Annual Shareholders' General Meeting as stated in Notarial Deed No. 16 dated June 21, 2002 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriated Rp425,011 million for general reserves.

45. PENSION PLAN

  a. The Company

     The Company provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee's latest basic salary and number of years of service. The plan is managed by Dana Pensiun Telkom, whose deed of establishment was approved by the Minister of Finance of the Republic of Indonesia in his decision letter No. S.199/MK.11/1984 dated April 23, 1984.

     The Pension Fund's main sources of funds are the contributions from the employees and the Company. The employees' contribution is 8.4% of basic salary. Any remaining amount required to fund the plan is contributed by the Company.

     To increase the pension benefits, the Company has increased the basic salaries of active employees by 50% effective August 1, 2000.

     The Company doubled pension benefits for employees above 56 years of age, deceased employees or employees with physical defects. The increase applies to employees still in active service on July 1, 2002. The Company also increased pension benefit of employees who retired prior to August 1, 2000 by 50% effective January 1, 2003

     Pursuant to the Annual Shareholders' General Meeting and the Board of Commissioners meeting, the stockholders and Board of Commissioners approved a 15% increase in the pension benefit for pensioners and an increase in the basic salary of active employees effective January 1, 1999.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Company's contributions to the pension fund amounted to Rp228,482 million, Rp129,252 million and Rp327,786 million for the years ended 2000, 2001 and 2002, respectively. The pension contribution of KSO Units during 2002 amounted to Rp30,434 million.

     The composition of the net periodic pension cost charged to income for the Company's plan (excluding those of KSO Units) is as follows:

                                                      2000         2001         2002
                                                   ----------   ----------   ----------
                                                       RP           RP           RP
Return on plan assets............................    (279,302)    (266,324)    (343,121)
Interest cost....................................     216,869      277,077      418,044
Amortization and deferral -- net.................      90,068       17,624      132,928
Increase in amortization of prior service cost...      23,806       23,806       88,786
Service cost (benefits earned during the year)...      21,202       30,216       58,941
                                                   ----------   ----------   ----------
Net periodic pension cost........................      72,643       82,399      355,578
                                                   ==========   ==========   ==========

     The pension cost attributable to the KSO Units amounted to Rp18,241 million, Rp29,413 million and Rp31,927 million in 2000, 2001 and 2002, respectively.

     The funded status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

                                                      2000         2001         2002
                                                   ----------   ----------   ----------
                                                       RP           RP           RP
Projected benefit obligation.....................  (2,209,592)  (2,289,134)  (4,248,110)
Plan assets at fair value........................   2,091,721    2,571,714    3,099,648
                                                   ----------   ----------   ----------
Projected benefit obligation (in excess of) less
  than plan assets...............................    (117,871)     282,580   (1,148,462)
Unamortized net amount resulting from changes in
  plan experience and actuarial assumptions......    (363,314)    (632,536)    (820,394)
Unamortized prior service cost...................     284,838      224,383    1,812,198
Unrecognized net obligation at the date of
  initial application of PSAK No. 24.............     234,792      206,158      177,525
                                                   ----------   ----------   ----------
Prepaid (accrued) pension cost...................      38,445       80,585       20,867
                                                   ==========   ==========   ==========

     Plan assets consist mainly of Rupiah time deposits.

     The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the remaining average future working lives of active employees. This was 17.2 years, starting from January 1, 1992.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The actuarial valuations for the pension plan as of December 31, 2000, 2001 and 2002 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method with the following assumptions:

                                                              2000   2001   2002
                                                              ----   ----   ----
                                                               %      %      %
Discount rate...............................................   13     13     13
Expected long-term rate of return on Pension Fund assets....   13     13     13
Salary growth rate..........................................    6      6      6
Defined benefits growth rate................................   --     --     --

  b. Telkomsel

     Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee's latest basic salary and number of years of service. The plan is managed by PT Asuransi Jiwasraya, a state-owned life insurance company. The employees contribute 5% of their basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

     Telkomsel's contributions to the pension fund amounted to Rp2,189 million, Rp3,080 million, and Rp5,163 million for the years ended 2000, 2001, and 2002, respectively.

     The composition of the net periodic pension cost is as follows:

                                                               2000    2001     2002
                                                              ------   -----   ------
                                                                RP      RP       RP
Service cost................................................   1,418   2,247    4,188
Net amortization and deferral...............................  (1,410)   (943)  (2,070)
                                                              ------   -----   ------
Net periodic pension cost...................................       8   1,304    2,118
                                                              ======   =====   ======

     PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, prepared the actuarial valuations for 2000, 2001 and 2002, using the "Projected-Unit-Credit" method with the following assumptions:

Discount rate...............................................  12%
Salary growth rate..........................................  10%
Expected long term return on assets.........................  12%

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The funding status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

                                                             2000      2001      2002
                                                            -------   -------   -------
                                                              RP        RP        RP
Vested benefits...........................................      976     1,651     3,226
                                                            =======   =======   =======
Accumulated benefit obligation............................    4,798     6,153     8,072
                                                            =======   =======   =======
Projected benefit obligation..............................   11,008    15,001    20,927
Plan assets at fair value.................................   18,526    19,546    27,919
                                                            -------   -------   -------
Excess of plan assets over projected benefit obligation...    7,518     4,545     6,992
Unrecognized past service cost............................    3,272     3,207     3,135
Unrecognized experience adjustment........................   (8,296)   (3,482)   (2,813)
                                                            -------   -------   -------
Prepaid pension cost......................................    2,494     4,270     7,314
                                                            =======   =======   =======

     The unrecognized net obligation at the date of initial application of PSAK No. 24 is being amortized over the estimated average remaining service period of active employees of 18.87 years as of June 1, 1999.

  c. Infomedia

     Infomedia provides a defined benefit pension plan to its employees. The Company's contributions to the pension fund amounted to Rp246 million, and Rp274 million for the years ended 2001, and 2002, respectively.

     Pension benefit cost is calculated based on the actuarial valuations from PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide dated September 5, 2002 using the "Projected-Unit-Credit" method with the following assumptions:

Discount rate...........................................                10%
Salary growth rate......................................                5%
Mortality rate..........................................    Mortality rate in Indonesia
Retirement age..........................................             55 years

     Plan assets of the pension fund were maintained by Dana Pensiun Infomedia Nusantara. As of December 31, 2002, the funded status of the plan was as follows:

Fair Value of plan assets...................................     3,212
Projected benefit obligations...............................    (2,364)
                                                                ------
Projected benefit obligation less than plan assets..........       848
                                                                ======

  d. Pramindo

     Before acquisition, Pramindo participated in a defined benefit multi-employers pension scheme ("the scheme") that covers substantially all Indonesian employees of Pramindo. The scheme provides for benefits to be paid to eligible employees at retirement based primarily upon the number of years with Pramindo and average remuneration during the last three years before retirement. The scheme is

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

funded through contributions made by the related employees (3.2% of basic salary) and Pramindo to Dana Pensiun Astra ("the Fund").

     The establishment of the fund was approved by the Ministry of Finance No. KEP-038/KM.17/1996 of February 6, 1996 and published in Supplement No. 19 to State Gazette No. 26 of March 5, 1996.

     Contributions charged to operating expenses in 2002 amounted to Rp232 million.

     After the closing date of acquisition, all Pramindo's employees were terminated and replaced by the Company's employees seconded to Pramindo before August 15,2002. All the Company's seconded employees are participants in the Company's Pension Fund Program.

     Pramindo did not apply the accounting policy regarding provision for settlement of employee termination and severance payment, gratuity, and indemnity in accordance with the Ministry of Manpower Decree No.
Kep-150/Men/2000 dated June 20, 2000, due to Pramindo's employees being registered in the Company's Pension Fund Program. Management believes that the effect of not applying this accounting policy is not significant.

46. POST-RETIREMENT BENEFITS

     The Company provides a post-retirement health care plan for all of its pensioners who have worked for over 20 years and to their eligible dependents. The requirement of working for over 20 years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom ("YKPT").

     The Company accounts for the cost of the benefits over the working lives of its employees based on actuarial computations similar to those provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" ("SFAS 106"), of U.S. GAAP. The transition obligation at the date of initial application was Rp524,250 million and is being amortized over 20 years beginning on January 1, 1995.

     The Company's contributions to YKPT amounted to Rp82,853 million, Rp40,257 million and Rp55,000 million in 2000, 2001 and 2002, respectively.

     The composition of the net periodic post-retirement benefit cost (excluding those of KSO Units) is as follows:

                                                           2000       2001       2002
                                                         --------   --------   --------
                                                            RP         RP         RP
Return on plan assets..................................   (39,773)   (49,087)   (54,645)
Service cost...........................................    16,082     17,130     18,810
Interest cost..........................................   149,765    176,460    193,734
Amortization of unrecognized transition obligation.....    26,213     26,213     26,213
Amortization of prior service cost.....................    12,816     15,600     13,316
                                                         --------   --------   --------
Net periodic postretirement benefit cost...............   165,103    186,316    197,428
                                                         ========   ========   ========

     Cost of post-retirement benefits attributable to the KSO Units amounted to Rp16,704 million, Rp17,647 million and Rp19,131 million in 2000, 2001 and 2002, respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The actuarial valuations for the post-retirement benefit plan as of December 31, 2000, 2001 and 2002 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the "projected-unit-credit" method and the following assumptions:

                                                              2000   2001   2002
                                                              ----   ----   ----
                                                               %      %      %
Discount rate...............................................   13     13     13
Expected long-term rate of return of YKPT assets............   13     13     13
Cost trend rate.............................................   10     10     10

     The funded status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Accumulated postretirement benefit obligation
  Retirees............................................    713,646     728,264     790,331
  Other fully eligible plan participants..............    116,807     179,534     194,835
  Other active plan participants......................    551,411     607,262     659,016
                                                        ---------   ---------   ---------
Total.................................................  1,381,864   1,515,060   1,644,182
Plan assets at fair value.............................   (317,694)   (345,148)   (371,395)
                                                        ---------   ---------   ---------
Unfunded postretirement benefit obligation............  1,064,170   1,169,912   1,272,787
Unrecognized prior service cost.......................     48,180      43,258      38,336
Unrecognized transition obligation....................   (366,972)   (340,759)   (314,546)
Unrecognized net loss.................................   (373,775)   (354,750)   (336,511)
                                                        ---------   ---------   ---------
Accrued postretirement benefit cost...................    371,603     517,661     660,066
                                                        =========   =========   =========

     A 1% increase in the cost trend rate would increase service cost and interest cost, and accumulated postretirement benefit obligation as of December 31, 2000, 2001 and 2002 as follows:

                                                          2000        2001        2002
                                                        ---------   ---------   ---------
                                                           RP          RP          RP
Service cost and interest cost........................    222,659     278,646     308,512
Accumulated post-retirement benefit obligation........  1,619,262   1,792,929   1,960,811

     YKPT did not prepare an actuarial calculation of post-retirement benefit for the year ended December 31, 2002.

47. TRANSACTIONS WITH RELATED PARTIES

     In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. The following transactions with related parties have been conducted under terms and conditions, which the Company believes are the same as if these were conducted with third parties:

  a. Government of the Republic of Indonesia

          i. The Company obtained "two-step loans" from the Government of the Republic of Indonesia, the Company's majority shareholder.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

          ii. The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the Ministry of Communication (formerly, Ministry of Tourism, Post and Telecommunication) of the Republic of Indonesia. Concession fees amounted to Rp78,482 million, Rp63,561 million and Rp70,596 million in 2000, 2001 and 2002, respectively. Concession fees reflected 1.2%, 0.7% and 0.6% of total operating expenses in 2000, 2001, and 2002, respectively. Radio frequency usage charges amounted to Rp16,711 million, Rp101,305 million and Rp11,928 million in 2000, 2001 and 2002, respectively. Radio frequency usage charges reflected 0.3%, 1.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

  b. Commissioners and Directors Remuneration

          i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. Total of such benefits amounted to Rp4,851 million, Rp7,189 million, and Rp8,972 million in 2000, 2001 and 2002, respectively, which reflected 0.1%, 0.1%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

          ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp22,650 million, Rp30,329 million, and Rp42,693 million in 2000, 2001 and 2002, respectively, which reflected 0.4%, 0.4%, and 0.4% of total operating expenses in 2000, 2001, and 2002, respectively.

  c. Indosat

     The Company has an agreement with Indosat, a majority state-owned international telecommunication services company, for the provision of international telecommunication services to the public.

     The principal matters covered by the agreement are as follows:

          i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunication (AVD), hotline and teleconferencing.

          ii. The Company and Indosat are responsible for their respective telecommunication facilities.

          iii. Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

          iv. The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunication of the Republic of Indonesia.

     The Company has also entered into an interconnection agreement between the Company's PSTN network and Indosat's STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation.

     Pursuant to the Minister of Communication Decree regarding the transfer of license of Indosat's mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile ("IM3"), the

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

     The Company's compensation relating to leased lines/channel services, such as IBS, AVD and printers is calculated at 15% of Indosat's revenues from such services.

     Indosat also leases circuits from the Company to link Jakarta and Medan.

     The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

     Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

          i. Telkomsel's GSM mobile cellular telecommunication network is connected with Indosat's international gateway exchanges to make outgoing or receive incoming international calls through Indosat's international gateway exchanges.

          ii. Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat's revenues from the related services made through Indosat's international gateway exchanges.

          iii. Billings for international calls made by customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat's share of revenue although billings to customers have not been collected.

          iv. The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expired on February 28, 2003. Telkomsel is still negotiating.a new agreement In the interim, interconnection revenue was charged based upon the previous agreement.

     The Company and its subsidiaries earned net interconnection revenues from Indosat of Rp93,175 million, Rp54,024 million and Rp158,100 million in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0,3%, and 0.7% of total operating revenues in 2000, 2001, 2002, respectively.

     Telkomsel also has an agreement for the usage of Indosat's telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp11,821 million, Rp13,372 million and Rp12,703 million in 2000, 2001 and 2002, respectively, reflecting 0.2%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

     Other agreement between Telkomsel and Indosat are as follows:

          i. Development and maintenance for Jakarta-Surabaya cable system agreement ("J-S Cable System").

     Telkomsel, Lintasarta, Satelindo and Indosat ("the parties") entered into the Development and Maintenance for Cable System Agreement. The parties formed a management committee, to direct the

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

development of the cable system that was completed in 1998. Based on the agreement, Telkomsel shares 19.325% of total development cost. Telkomsel shares the total cost of operation and maintenance based on the agreed formula.

     Telkomsel's share of the cost of operation and maintenance amounted to Rp956 millions and Rp1,359 millions for the year 2002 and 2001, respectively.

          ii. Indefeasible Right of Use Agreement

     On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of SEA -- ME -- WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an irrevocable right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2,727,273. Beside the aforementioned prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

          iii. Indosat, on behalf of IM3, on November 1, 2001 entered into an interconnection agreement with Telkomsel.

        - Telkomsel's GSM cellular mobile network transferred to IM 3's network, that enable Telkomsel's customer to make or receive a call from or to IM 3's customers.

        - Supply and installation of interconnection tools needed is Telkomsel's responsibility.

        - The agreement is effective upon the signing date and extendable for a period agreed by both parties.

     Based on the amendment upon the above agreement, since December 14, 2001, Telkomsel's customers are able to send and receive short message services from IM3's customers.

     The Company and its subsidiaries incurred net interconnection costs from IM3 of Rp421 million in 2002 and earned net interconnection revenue from IM3 of Rp157 million in 2001.

  d. Satelindo

     The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

          i. Interconnection of the Company's PSTN with Satelindo's international gateway exchange, enabling the Company's customers to make outgoing or receive incoming international calls through Satelindo's international gateway exchange.

          ii. Billings for the international telecommunication services used by domestic customers through Satelindo's international gateway exchange will be handled by the Company.

     The Company also has an agreement with Satelindo for the interconnection of Satelindo's GSM mobile cellular telecommunication network with the Company's PSTN, enabling the Company's customers to make outgoing calls to or receive incoming calls from Satelindo's customers.

     Interconnection revenues earned from Satelindo were Rp227,253 million, Rp293,726 million and Rp459,306 million in 2000, 2001 and 2002, respectively, reflecting 1.9%, 1.8%, and 1.1% of total operating income for 2000, 2001, and 2002, respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Company leases international circuits from Satelindo. Payments made in relation to the lease amounted to Rp19,611 million, Rp28,111 million and Rp32,222 million in 2000, 2001 and 2002, respectively, which was 0.3%, 0.3%, and 0.3% of total operating expenses for 2000, 2001, and 2002, respectively.

     Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo's establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company's satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B2P and B2R Palapa satellite had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

     In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta that had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,214 million in 1995 and the remaining Rp25,809 million has not been paid because the Utilization Right ("Hak Pengelolaan Lahan") on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024.

  e. The Company provides telecommunication services to Government agencies.

  f. The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company's Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp86,305 million, Rp89,469 million and Rp44,108 million in 2000, 2001 and 2002, respectively, which was 0.7%, 0.6%, and 0.2% of total operating revenues in 2000, 2001, and 2002, respectively.

  g. The Company provides leased lines to associated companies and Indosat's subsidiaries -- CSM, Lintasarta, Satelindo, Komselindo, Excelcomindo Pratama, Mobisel, Metrosel and PSN. The leased lines can be used by the associated companies permanently or temporarily for telephone, telegraph, data, telex, facsimile or other telecommunication services.

     Revenue earned from these transactions amounted to Rp17,454 million, Rp19,764 million and Rp199,674 million in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.9% of total operating revenues in 2000, 2001, and 2002.

  h. The Company provides a data communication network system for Lintasarta -- (an Indosat subsidiary) and operates a telemetry tracking and command station for PSN -- (an associated company). Revenues earned by the Company from these transactions amounted to Rp16,384 million, Rp27,963 million and Rpnil in 2000, 2001 and 2002, respectively which was, 0.1%, 0.2%, and 0% of total operating revenues in 2000, 2001, and 2002.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  i. The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia ("PT Inti"), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika which is an associated company of Dana Pensiun Telkom, Telekomindo and PT Bangtelindo which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp104,669 million, Rp100,459 million and Rp164,651 million in 2000, 2001 and 2002, respectively, which was 1.6%, 1.2%, and 1.4% of total operating expenses in 2000, 2001, and 2002, respectively.

  j. Inti is also a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from Inti in 2000, 2001 and 2002 amounted to Rp405,351 million, Rp663,587 million and Rp34,717 million, respectively, reflecting 6.3%, 7.8%, and 0.3% of total operating expenses in 2000, 2001, and 2002, respectively.

  k. The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses and on employees' social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp109,821 million, Rp83,945 million and Rp110,477 million in 2000, 2001 and 2002, respectively, reflecting 1.7%, 1%, and 0.9% of total operating expenses in 2000, 2001, and 2002, respectively.

  l. The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. As of December 31, 2001, the Company also had an investment in mutual funds managed by Danareksa, a state-owned company. Total placements in the form of current accounts and time deposits in state-owned banks amounted to Rp3,778,099 and Rp6,097,618 million as of December 31, 2001 and 2002, respectively, which was 11.5% and 14.4% of total assets as of December 31, 2001 and 2002, respectively.

  m. The Company has revenue-sharing arrangements with Telekomindo, an associated company. Revenues earned under these arrangements amounted to Rp5,382 million, Rp6,007 million and Rp10,157 million in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.1% of total operating revenues in 2000, 2001, and 2002, respectively.

  n. The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom -- a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp35,103 million, Rp18,680 million and Rp15,938 million in 2000, 2001 and 2002, respectively, which was 0.5%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

  o. The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp2,195 million, Rp1,781 million and Rp1,377 million in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.1% of total operating expenses for 2000, 2001, and 2002, respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  p. In 1991, the Company granted loans to Koperasi Telekomunikasi ("Koptel") amounting to Rp1,000 million to support Koptel's activities in providing housing loans to the Company's employees. The balance of the loans amounted to Rp200 million as of December 31, 2001 and Rp100 million as of December 2002, which is immaterial to the Company's total assets as of December 31, 2001 and 2002.

  q. The Company and its subsidiaries earned interconnection revenues from Komselindo, Excelcomindo Pratama, Metrosel, Mobisel, Ratelindo, BBT, PSN and Patrakomindo, which are associated companies, totaling Rp671,612 million, Rp345,284 million and Rp213,092 million in 2000, 2001 and 2002, respectively, which was 5.5%, 2.1%, and 1% of total operating revenues in 2000, 2001, and 2002, respectively.

  r. In addition to revenues earned under the KSO Agreement (see Note 49), the Company also earned income from building rental, repairs and maintenance services, and training services provided to the KSO Units, amounting to Rp95,227 million, Rp114,200 million and Rp47,235 million in 2000, 2001 and 2002, respectively, which was 0.8%, 0.7%, and 0.2% of total operating revenues in 2000, 2001, and 2002.

  s. The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and YKPT (see Notes 45 and 46).

     The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provides certain of its related parties with the right to use its buildings free of charge.

     Presented below are balances of accounts with related parties:

          a. Cash and cash equivalents (see Note 6).

          b. Temporary investments (see Note 7).

          c. Trade receivables (see Note 8).

                                                             2001        2002
                                                           ---------   ---------
                                                              RP          RP

d.   Other accounts receivable
     KSO Units..........................................     108,128      63,356
     State-owned banks (interest).......................       9,860      12,523
     Employees..........................................      21,186       4,463
     Government agencies................................          --       4,122
     Others.............................................       3,331      58,411
                                                           ---------   ---------
     Total..............................................     142,505     142,875
                                                           =========   =========
e.   Advances and other non-current assets
     PT Multisaka Mitra.................................      17,442      25,000
     PT Industri Telekomunikasi Indonesia...............       6,325          --
     PT Bangtelindo.....................................         231          --
                                                           ---------   ---------
     Total..............................................      23,998      25,000
                                                           =========   =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                             2001        2002
                                                           ---------   ---------
                                                              RP          RP
f.   Trade accounts payable
     Government agencies................................     150,142     350,605
     KSO Units..........................................      73,572     251,644
     Indosat............................................      37,817     147,259
     Excelcomindo.......................................     104,599     103,428
     Satelindo..........................................     118,173      73,378
     Koperasi Pegawai Telkom............................       1,353      14,977
     PT Quantum.........................................          --       8,715
     Mitra PBH..........................................          --       6,531
     PSN................................................          --       5,183
     STB Garuda.........................................          --       4,675
     Inti...............................................     208,629       1,420
     Perusahaan Listrik Negara..........................          --         847
     PT Sandhy Putra Makmur.............................         441         498
     Telekomindo........................................         288          --
     Bangtelindo........................................       6,953          --
     Others.............................................      19,042      63,782
                                                           ---------   ---------
     Total..............................................     721,009   1,032,942
                                                           =========   =========

g.   Other accounts payable
     Employees..........................................       7,804      56,167
     Others.............................................          --       2,542
                                                           ---------   ---------
     Total..............................................       7,804      58,709
                                                           =========   =========

h.   Liability for cross-ownership transactions (see
     Note 4).

i.   Accrued expenses
     Employees..........................................     276,481   1,157,499
     Yayasan Kesehatan Pegawai Telkom...................     517,661     661,390
     Government agencies................................     276,953     219,023
     Dana Pensiun Elnusa Yellow Pages...................          --      18,233
     PT Asuransi Jasa Indonesia.........................         643       7,213
     Singtel............................................          --       4,270
     Others.............................................       2,832       1,771
                                                           ---------   ---------
     Total..............................................   1,074,570   2,069,399
                                                           =========   =========

j.   Deposits
     KSO Unit III.......................................          --     830,431
                                                           =========   =========

48. SEGMENT INFORMATION

     The Company and its subsidiaries have two reportable segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunica-

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

tion services (including among others, leased lines, telex, transponder, satellite, and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services.

     In relation with Telkomsel acquisition as described in Note 4, management has presented segment information based on fixed line and cellular.

                                                                     TOTAL                       TOTAL
                                FIXED                               BEFORE                       AFTER
                                 LINE       CELLULAR     OTHER    ELIMINATION   ELIMINATION   ELIMINATION
                              ----------   ----------   -------   -----------   -----------   -----------
                                  RP           RP         RP          RP            RP            RP
2000
Revenue from external
  customers.................   8,888,909    3,223,087        --   12,111,996             --   12,111,996
Intersegment revenue........     486,796     (421,630)       --       65,166        (65,166)          --
Interest income.............     631,650       60,312        --      691,962             --      691,962
Interest expense............     816,749           --        --      816,749             --      816,749
Depreciation and
  amortization expense......   2,110,226      331,245        --    2,441,471             --    2,441,471
Equity in net income (loss)
  of associated companies...     356,575           --        --      356,575       (588,619)    (232,044)
Segment result before tax...   3,437,289    1,905,745    34,785    5,377,819       (588,619)   4,789,200
Segment assets..............  28,731,740    4,670,571   186,548   33,588,859     (1,569,919)  32,018,940
Long-term
  investments -- net........   1,806,166           --       108    1,806,274     (1,529,139)     277,135
Capital expenditures for
  property, plant and
  equipment.................   1,769,009    1,365,191    22,424    3,156,624             --    3,156,624
2001
Revenue from external
  customers.................  10,540,681    5,590,108        --   16,130,789             --   16,130,789
Intersegment revenue........   1,174,993     (671,884)       --      503,109       (503,109)          --
Interest income.............     505,077       57,220     9,290      571,587             --      571,587
Interest expense............   1,302,452       27,190        --    1,329,642             --    1,329,642
Depreciation and
  amortization expense......   2,399,112      513,065    11,302    2,923,479             --    2,923,479
Equity in net income (loss)
  of associated companies...   1,334,083           --        --    1,334,083     (1,419,769)     (85,686)
Segment result before tax...   5,384,444    2,925,875    38,464    8,348,783     (1,661,494)   6,687,289
Segment assets..............  29,250,373    7,363,322   305,835   36,919,530     (4,449,250)  32,470,280
Long-term
  investments -- net........   4,403,322           --       108    4,403,430     (4,212,048)     191,382
Capital expenditures for
  property, plant and
  equipment.................   1,417,299    2,780,366    14,416    4,212,081             --    4,212,081

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                                     TOTAL                       TOTAL
                                FIXED                               BEFORE                       AFTER
                                 LINE       CELLULAR     OTHER    ELIMINATION   ELIMINATION   ELIMINATION
                              ----------   ----------   -------   -----------   -----------   -----------
                                  RP           RP         RP          RP            RP            RP
2002
Revenue from external
  customers.................  14,059,958    7,315,028    24,751   21,399,737             --   21,399,737
Intersegment revenue........   1,065,909      918,565        --    1,984,474     (1,984,474)          --
Interest income.............     373,405      102,176     9,775      485,356             --      485,356
Interest expense............   1,357,226      177,341        --    1,534,567             --    1,534,567
Depreciation and
  amortization expense......   2,703,818      980,994    10,005    3,694,817             --    3,694,817
Equity in net income (loss)
  of associated companies...   2,078,714           --        --    2,078,714     (2,016,231)      62,483
Segment result before tax...  10,300,508    4,014,132    44,164   14,358,804     (2,016,230)  12,342,574
Segment assets..............  39,931,151   12,456,379   362,987   52,750,517    (10,428,350)  42,322,167
Long-term
  investments -- net........   5,513,017           --       108    5,513,125     (5,329,978)     183,147
Capital expenditures for
  property, plant and
  equipment.................      57,147    1,173,006     7,122    1,237,275             --    1,237,275

49. JOINT OPERATION SCHEME ("KSO")

     In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT MGTI, PT Dayamitra Telekomunikasi, and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes ("KSO") and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan ("Repelita VI") of the Republic of Indonesia. The five investors have conducted the development and have taken over the operation of the basic fixed telecommunication facilities and services in five of the Company's seven regional divisions.

     The agreements contain, among other things the following provisions:

          i. The Company's existing assets in the five regional divisions, together with the assets to be built under the KSO construction agreements, will be managed, operated and maintained by each KSO Unit, in the name of the Company and for and on behalf of the Company and the KSO Investors, commencing from January 1, 1996 to December 31, 2010 ("KSO period").

          ii. In the aggregate, a minimum of two million lines are to be planned, designed, engineered, financed and constructed by the KSO Investors during a 3-year period beginning from January 1, 1996, except for Regional Division VI -- Kalimantan which started on April 1, 1996.

          iii. The Company will receive two principal types of payments from each KSO Unit during the term of the KSO, namely Minimum Telkom Revenues ("MTR") and share in distributable KSO revenues, and a one-time initial investor payment from each of the KSO Investors.

     The initial investor payments totaling US$105 million or equivalent to Rp230,239 million were made by the KSO Investors to the Company as compensation for their rights to participate in developing and operating telecommunication facilities in the KSO regional divisions.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     MTR represents an annual amount guaranteed by the KSO Investors and is required to be supported by bank guarantees. The MTR is payable on a monthly basis in fixed amounts which may increase every year during the KSO period. A further monthly adjustment for the MTR is possible depending upon KSO Investor's performance under its commitment to install additional lines.

     Distributable KSO revenues are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed percentages. The Company receives 35% of the distributable KSO revenues from Regional Division VII, and 30% from the other KSO Regional Divisions.

     At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations work-in-progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects and project for which Interconnection Tests have not yet been successfully completed, will be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

          i. the net present value, if any, of the KSO Investor's projected share in distributable KSO revenues, from the additional new installations forming part of the KSO system on the termination date, over the balance of the applicable payback periods.

          ii. an amount to be agreed upon between the Company and the KSO Investor as fair compensation in respect of any uncompleted or untested additional new installations transferred.

     The depreciation of the Rupiah against the U.S. Dollar, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company have signed a Memorandum of Understanding ("MoU") to amend certain provisions of the KSO agreements. Among the amendments are as follows:

          i. The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

          ii. The minimum number of access lines to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

          iii. The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

          iv. "Operating Capital Expenditures" in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year's share in the annual net income of the KSO Units, starting from 1999.

          v. The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

     In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MOU. Among other things, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Company is seeking a fair resolution to the KSO problems. The Company believes that the long-term solution for all five KSO's requires Government intervention and must be considered in the context of restructuring the entire Indonesian telecommunication sector.

  KSO I

     The Company and the shareholders of Pramindo have reached an agreement in which the Company will acquire the KSO I assets (see Note 5).

     On April 19, 2002, the Company entered into the Conditional Sale and Purchase Agreement with PT Astratel Nusantara, France Cabel et Radio, Indosat, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte Limited ("Selling Shareholders") regarding the acquisition of 100% of Pramindo.

     Pursuant to the CSPA, the Company at the same time will buy out all Pramindo's ordinary subscribed and fully paid-in capital from respective stockholders in pro-rata basis as follows:

          i. 30% on August 15, 2002 (pursuant to the amendment) other than for IFC's shares, which will be transferred upon release of those pledged shares,under the IFC Investment Agreement and Common Term Agreement.

          ii. 15% at the interim closing which will be occur upon the earlier of the first drawdown date or September 30, 2003.

          iii. 55% at the subsequent closing which will occur upon the earlier of (a) the drawdown date, (b) December 31, 2004 or (c), 30 days after Pramindo retires all of its promissory notes.

     The total purchase price for Pramindo's shares is US$384,363,026 including interest on the promissory notes.US$9,263,953 is payable on the date the shares are pledged to the company and US$372,234,919 is payable through the issuance of promissory notes designated series I and II.

     Pursuant to the agreement, the Company will provide a loan to Pramindo in the amount of US$86,176,000 to settle its loan IFC, its shareholder.

     All of the promissory notes will be paid on an installment basis. The last payment will be on December 15, 2004.

  KSO III

     On May 8, 2002, the Company entered into a Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund ("Selling Shareholders") regarding the acquisition of 100% AriaWest's shares.

     Based on the CSPA, the Company is to purchase 2,704,444 subscribed and fully paid shares of AriaWest, with a par value of Rp114,000. The acquisition price is US$184,500,000, US$44,500,000 of the amount will be paid in the first installment, US$20,000,000 will be paid on the closing date, and US$120,000,000 will be paid o through the issuance of promissory notes.

     The CSPA was intended to resolve all disputes between the Company and AriaWest. As of March 25, 2003, the agreement has not been closed because AriaWest's debt restructuring, a condition, has not been approved by its creditors.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The International Chamber of Commerce ("ICC") has given AriaWest and the Company an extension until April 17, 2003, to resolve the dispute outside of the ICC arbitration process.

     As of December 31, 2002, the Company has advanced to AriaWest's shareholders US$21,750,000 which is included with "Advance Payment for Investment in Shares of Stock." and The Company has received payment from KSO Unit III, of US$91,750,000 which was recorded as "Advance Payments from Customers and Suppliers".

  KSO IV

     The sale of KSO IV to Indosat was terminated due to some conditions precedent to closing not being fulfilled.

     The Company plans to acquire MGTI, the KSO IV investor in Central Java and Yogyakarta. Currently, the Company is in the process of negotiating with MGTI.

  KSO VI

     The Company has acquired 90.32% of the issued and paid-in capital of Dayamitra, the KSO VI Investor.

  KSO VII

     The Company and PT Bukaka Singtel International intend to continue the KSO scheme in accordance with the original agreements, after some modifications.

50. REVENUE-SHARING AGREEMENTS WITH SEVERAL INVESTORS

     The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements ("RSA") to develop fixed lines, analog mobile cellular lines, public card-phone booths (including their maintenance), and related supporting telecommunication facilities.

     Under the RSA, the investors finance the costs incurred in developing telecommunication facilities. Upon completion of the construction, the Company manages and operates the facilities. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

     The Company bears the cost of repairs and maintenance of the facilities during the revenue-sharing period. The revenue-sharing period is determined on the basis of the internal rates of return agreed by both parties. The internal rates of return range from 24% to 30%, and the revenue-sharing periods vary from one year and seven months to fifteen years from the start of commercial operations. The revenue-sharing period can be either fixed regardless of full investment returns to the investors, or extended to ensure full investment returns to the investors. The revenue-sharing periods end on various dates through 2009.

     The revenues earned from the customers in the form of line installation charges are fully for the account of the investors. The revenues from outgoing telephone pulse and monthly subscription charges are shared between the investors and the Company 60:40 or 70:30 (in favor of the investors) depending on the agreements. Certain additional arrangements are made for revenues earned from

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

analog mobile cellular, whereby revenues from international outgoing pulses are fully owned by the Company. Revenues earned from pay phone cards during the revenue-sharing period are shared 60:40 (in favor of the investors) based on the recorded usage of pulses.

     On August 1, 2002, the RSA period with Telesera expired. The legal title on property, plant and equipment under the RSA was not transferred to the Company because RSA did not achieve the investment rate of return in accordance with the RSA Agreement. The Company accelerated the depreciation of those assets amounting to the book value of Rp3,300 million.

     The RSA investors' share of revenues amounted to Rp508,355 million, Rp546,701 million and Rp636,985 million in 2000, 2001 and 2002, respectively.

51. TELECOMMUNICATIONS SERVICES TARIFFS

     Under law No. 36 1999 and Government Regulation No. 52 year 2000, Tariffs for the use of telecommunication networks and telecommunication services are determined by providers based on the tariff category, structure and with respect to fixed line telecommunication service, a price cap formula set by the Government.

  Fixed line telephone Tariffs

     Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

     Tariffs for fixed line telephones are regulated under the Minister of Communication Decree No. KM.12 year 2002 dated January 29, 2002, concerning the addendum of the decree of Minister of Tourism, Post and Telecommunications ("MTPT") No. 79 year 1995, concerning The Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communication issued Letter No. PK 302/1/3 PHB-2002 dated January 29, 2002, regarding the price cap on basic tariff increases of fixed line telephone services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002.

     The Ministry of Communication issued Letter No. PR.304/2/4/PHB-2002, dated December 17, 2002 regarding tariff adjustments for domestic fixed line services effective on January 1, 2003. By considering that the Independent Regulatory Body, as the precondition for the tariff adjustment, has not been established, The Minister of Communication postponed the implementation of rate adjustments by issuing Ministerial Letter No. PR. 304/1/1/PHB/-203 dated January 16, 2003.

  Mobile Cellular Telephone Tariffs.

     Tariffs for cellular providers are set on the basis of the MTPT decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular rates consist of activation fees, monthly charges and usage charges.

     The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charge is Rp65,000. Usage charges consist of the following:

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     a. Airtime

     The basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. The details are as follows:

1. Cellular to cellular: ................  2 x airtime rate
2. Cellular to PSTN: ....................  1 x airtime rate
3. PSTN to cellular: ....................  1 x airtime rate
4. Card Phone to cellular: ..............  1 x airtime rate plus 41% surcharges

     b. Usage Tariff

          1. Usage tariff charged for a cellular subscriber who makes a call to another subscriber using the PSTN network is similar to the usage tariffs for PSTN subscribers. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

          2. The long-distance usage tariff between two different service areas is similar to the prevailing tariff for a domestic long-distance call ("SLJJ") for a PSTN subscriber.

     Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post paid subscribers.

  Interconnection Tariffs

     Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

     The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 ("KM. 46 year 1998") dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communication Decree No. KM.37 year 1999 dated June 11, 1999 ("KM. 37 year 1999").

        a. International interconnection with PSTN and cellular telecommunication network

             Based on KM.37 year 1999, effective December 1, 1998, the international interconnection tariff is calculated by applying the following charges to successful incoming and outgoing calls to the Company's network:

                                                      TARIFF
                                              ----------------------
Access charge...............................          Rp850 per call
Usage charge................................   Rp550 per paid minute
Universal Service Obligation (USO)..........          Rp750 per call

             Indosat is exempted from paying the USO until December 31, 2004, while the USO charges payable by Satelindo are paid directly to the MTPT or Minister of Communications. (see Note 47).

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

        b. Mobile and fixed cellular interconnection with the PSTN

             Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

           1. Local Calls

                For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariff for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an air time charge, and pays the cellular operator the air time charge.

           2. Domestic Long-distance Calls

                KM. 46 year 1998 provides tariffs that vary among long-distance carriers depending upon the routes and the long distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 40% of the tariff, in cases where the entire long-distance portion is carried by one cellular operator and delivered to another, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN.

     For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariff that ranges from 25% of the tariff, in cases where the entire long-distance portion is carried by a cellular operator and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN and the call is delivered to a PSTN subscriber.

     Interconnection tariffs with mobile satellite networks ("STBSAT") are established based on Joint Operation Agreements between the Company and STBSAT providers pursuant to The Minister of Communication Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those Companies.

     Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunication traffic interconnection with telecommunication networks of more than one domestic carrier are to be shared proportionately with each carrier involved, such proportion being determined by the MTPT.

     Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTNs, are regulated under MTPT letter No. KU.506/1/1/MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company, BBT is the only operator of a PTSN.

     For fixed wireless interconnection with the PSTN and BBT with the PSTN, the "sender-keeps-all" basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo's network and transit to the PSTN, the Company receives 35% of Ratelindo's revenue for such calls. For domestic long-distance calls that originate from PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

        c. Mobile cellular interconnection with other mobile cellular providers

             Based on KM. 46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

           1. Local Calls

                For local calls from one cellular telecommunication network to another, the originating cellular operator pays the airtime charge to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

           2. Domestic Long-distance Calls

                For long-distance calls that originate from a cellular telecommunication network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

     In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunication Network and KM 21 year 2001 concerning Operations of Telecommunication Services, effective from the date of the decree. Subsequently, the Minister of Communications issued Decree No. KM.84 year 2002 regarding Telecommunication Traffic Clearing Process.

  Public Phone Kiosk ("Wartel") Tariff

     The Company is entitled to retain 70% of the telephone tariff based on Director Decree No. 01/H220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 1, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing arrangement into an agreed usage charge (per pulse).

     On August 7, 2002, the Minister of Communication issued Deree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariff from domestic calls and up to 92% of telephone kiosk basic tariffs from International Calls.

52. COMMITMENTS

  a. Letters of Comfort

     The Company issued letters of comfort to certain lenders of Komselindo with respect to a US$100,000,000 loan in 1997 and to lenders of Mobisel, with respect to a US$60,000,000 loan in 1996, which were due in 2002 and 2001, respectively. On August 30, 2002 Komselindo's shareholders agreed to contribute additional capital for a loan restructuring (see Note 13.j).

     The Company pledged its deposits of Rp500,000 million as collateral for the credit facility from Bank Mandiri. The time deposits matured on February 18, 2003.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     The Company also pledged its time deposits of US$1,800,000 as collateral for the loan facility granted to Napsindo from Bank Mandiri. The time deposits will mature on August 28, 2003.

  b. Credit Facilities

     Telkomsel has credit facilities related to a procurement contract with Motorola Inc., Ericsson radio A.B., Nokia OYJ and Siemens Aktiengesellschaft
(AG). The details are as follows:

        1. Letter of Credit ("LC") Facilities

             On June 7, 2002, Telkomsel entered into an Opening LC Agreement with Deutsche Bank A.G., Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC. Upon the maturity date which is 180 days from the date of Bill of Lading, the outstanding LC will be settled by applying the deposit. Through December 31, 2002, Telkomsel has entered into LC transactions totaling US$8,200,435.

             On July 12, 2002, Telkomsel entered into an Opening LC and Trust Receipt Loan Facility Agreement with Citibank N.A., Jakarta covering an LC amount of US$40,000,000 with two credit structures as follows:

           i. Structure 1 Credit

                Prior to issuance of the Credit, Telkomsel must deposit 20% of the face value of the Credit. Upon maturity, the Usance Draft will be settled by applying the initial 20% deposit together with Telkomsel's loan drawn from the facility for the remaining 80% of the face value of the Usance Draft.

                The Credit shall be available for one drawing by the beneficiary made against presentation of a Usance Draft with a maturity date of 120 days. The drawing will only be available for six (6) months from the issuance date of the Credit.

                The repayment of the loan will be made in three equal monthly installments, commencing upon the maturity date of the Usance Draft, with an interest rate of 2.5% above the bank's cost of funds. Telkomsel may, however, upon at least fourteen days prior written notice to the bank, prepay the loan in whole, provided that Telkomsel shall first pay to the Bank any interest, fees and or other amounts due.

           ii. Structure 2 Credit

                Prior to issuance of the Credit, Telkomsel must deposit 25% of the face value of the Credit to be available upon the acceptance of the Sight Draft. The Credit will be available for two partial drawings by the beneficiary as follows:

                The first drawing shall be for a Sight Draft available in an amount up to 25% of the face value of the Credit and such drawing shall only be available for two (2) months from the issuance date of the Credit.

                The second drawing shall be for a Usance Draft in an amount up to 75% of the face value of the Credit with a maturity date of 180 days after the acceptance of the Sight Draft. Such drawing will only be available for four (4) months from the issuance date of the Credit.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                Upon maturity date of the Usance Draft, the outstanding balance payable by Telkomsel shall be converted into a loan. The repayment of the loan will be made in nine (9) equal monthly installments, commencing on the acceptance of the Usance Draft, with an interest rate of 2.5% above the Bank's cost of funds. Telkomsel may, however, upon at least fourteen (14) days prior written notice to the Bank, prepay the loan in whole, provided that Telkomsel shall first pay to the Bank any interest, fees, and or other amounts due.

             As of December 31, 2002, the unused portion of the facility amounted to US$8,857,725.

             On July 19, 2002, Telkomsel entered into an Opening LC Agreement with Standard Chartered Bank, Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC. Upon maturity date which is 180 days from the date of the Bill of Lading, the payment of the LC shall be made by applying the deposit.

             On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank with details are as follows:

           i. Import Facilities (I) -- US$25,000,000

                Sight or usance documentary letters of credit, secured and unsecured by the underlying goods and covering the procurement of materials or equipment in relation to Telkomsel's operation with a corresponding acceptance against the trust receipt facility.

           ii. Local LC Facility (II) -- Rp100,000,000,000

                Documentary local letter of credit available up to 12 months for the procurement of materials or equipment from local suppliers, together with corresponding loans against the trust receipt facility.

           iii. Bank Guarantee -- US$25,000,000

                For issuance of various bank guarantees in relation to Telkomsel's operations against a letter of indemnity from Telkomsel, available for a period up to 12 months.

           iv. Foreign Exchange Facility (I)

                The Bank will quote rates for spot, forwards, and swap foreign exchange transaction up to three (3) years

           v. Foreign Exchange Facility (II)

                The Bank will quote rates for foreign exchange spot transactions up to two (2) days.

             The facility was obtained to finance Telkomsel's funding requirements for transactions with vendors and will expire on July 31, 2003. A loan drawn from the facility bears interest on the basis of SIBOR plus 2.5% per annum for the US Dollar facility and of the three-month SBI plus 2% per annum for the Indonesian Rupiah facility. Telkomsel is allowed to make a prepayment of the loan on ten (10) days notice without penalty. A prepayment fee of 3.5% per annum of the prepaid amount will be applied if written notice is given less than the above notice period.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

        2. EKN-Backed Facility

             On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel obtained an EKN-Backed Facility ("Facility") with Citibank International plc (as "Arranger" and "Agent") covering a total facility of US$70,483,426.49 divided into several tranches.

             The interest rate on the facility is the aggregate of the applicable margin, CIRR (Commercial Interest Reference rate) and mandatory cost, if any. Interest will be paid semi-annually, starting on the date the facility is drawn.

        3. Hermes Export Facility

             On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement ("Facility") with Citibank International plc (as "Arranger" and "Agent")covering a total facility of Euro76,195,313 divided into several tranches.

             The interest rate on the facility is the aggregate of the applicable margin, EURIBOR and mandatory cost, if any. Interest will be paid semi-annually starting on the facility is drawn.

             As of December 31, 2002, none of the credit facilities have been used, except for the facilities from Citibank N.A. of US$40,000,000 and Standard Chartered Bank of US$25,000,000 for which the unused portion amounted to US$8,857,725 and US$21,400,457, respectively.

  c. Procurement Agreements

     In September 2001, Telkomsel entered into partnership agreements with Motorola, Inc., Ericsson Radio A.B., and Siemens Aktiengesellschafts ("Strategic Partners") and Nokia Oyj ("Strategic Supplier") for the procurement of equipment and related services.

     The partnership agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of the parties for a maximum of two additional years.

     Telkomsel uses the LC facility from Citibank to pay for goods and services procured under the Partnership Agreements.

  d. Capital Expenditures

     As of December 31, 2002, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

                                                               AMOUNTS IN
                                                           FOREIGN CURRENCIES   EQUIVALENT
CURRENCIES                                                   (IN THOUSANDS)     IN RUPIAH
----------                                                 ------------------   ----------
Rupiah...................................................             --        3,831,703
U.S. Dollar..............................................        203,171        1,818,380
EURO Europe..............................................         98,650          923,889
                                                                                ---------
Total....................................................                       6,573,972
                                                                                =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  e. Agreement on Derivative Transaction

     In 2002, the Company entered into two derivative facilities with Bank Mandiri and HSBC to hedge the Company's liabilities in foreign currency and for the Company's assets swap or cross ownership transaction. The facilities US$120,000,000 and US$1,000,000, respectively. These two agreements mature on April 5, 2003 and August 31, 2003 respectively. As of December 31, 2002, the Company has not used these derivative facilities.

  f. Procurement of TELKOM-2 Satellite

     In accordance with Agreement No. K.TEL.191/HK.810/UTA-00/2002 dated October 24, 2002, the Company and Orbital Science Corporation ("Contractor") agreed on the procurement of satellite TELKOM-2. The Company is obliged to pay the Contractor US$73,000,000, including a refund provision in the amount of US$4,338,292 for any transponder that has reduced communication capabilities below 3dB as agreed and which cannot be corrected by switching to a redundant transponders.

     Payment to Contractor is made within thirty days after the date of the original invoice received by the Company.

     All Indonesian taxes, duties, assessment of fees, including VAT resulting from performance of this contract that are required by present of future laws or regulation in Indonesia shall be paid by the Company, except for any temporary imported goods that will not be owned by the Company and any taxes and or duties of Contractor's expatriates working in Indonesia, which will be the responsibility of the Contractor.

     The Contractor shall be responsible for taxes, duties, assessment or fees, including value added taxes resulting from the performance or this contract that are required by present of future laws or regulation in the USA including any interest or penalties related to such U.S. taxes and U.S. duties.

     The Contractor shall submit warranty bond to the Company for Augmented Master Control Station ("AMCS") in the amount of 10% of AMCS fixed firm price in the form of an unconditional bank guarantee/ Letter of Credit from U.S. affiliated bank in Indonesia, as selected by the Contractor the warranty bond shall be submitted to the Company at least five business days before the start of the Warranty Period.

     This Warranty will be effective until the earlier of:

          i. 365 days commencing from the time the satellite is placed in storage;

          ii. 365 days commencing from final acceptance of the Satellite or from the time of launch failure.

     The Contractor will use reasonable efforts to obtain all Government approvals and licenses necessary for export of the Satellite. If after six months from the time the Contractor submits its application for a U.S. Government license and authorization, the Company may, in writing, notify the Contractor of its intention to terminate this Contract.

     The Contract price shall include in transit insurance for the satellite, AMCS and the other deliverable items that are transported from the Contractor's facility to the launch site or the Company's operation site the price also include insurance for the satellite during manufacturing, shipping and up

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

to the launch site until such time as risk of loss passes to the Company under the Contract. The Contractor will provide the Company with certificate of insurance for such coverage

  g. Launching of TELKOM-2 Satellite

     On November 8, 2002, the Company and ARIANESPACE S.A. reached agreement for the launching of Satellite TELKOM-2.The total amount to be paid by the Company for launch services is US$62,880,000, with the payment schedule as follows:

PAYMENT                                                     DATE            PAYMENT
-------                                               -----------------    ----------
                                                                              US$
First Payment.......................................   January 13, 2004    27,500,000
Payment.............................................      March 1, 2004     9,000,000
Third Payment.......................................      April 1, 2004    20,000,000
Fourth Payment......................................  September 1, 2004     6,380,000

     The cost will be increased by 7% of the total if the Company exercises the Re-flight Option in the contract, The cost will also be increased, if there is an increase or decrease in the satellite's mass from the agreed mass, The increase or decrease above 25 kg shall be subject to an additional cost of US$25,000 per kg.

     The Launch Period of Satellite TELKOM-2 is from period November 1, 2004 until January 31, 2005. The Launch Slot will be determined by mutual agreement of the parties not later than eight months prior to the first day of the Launch Period. The Launch Day shall be determined, no later than three months prior to the first day of the Launch Slot.

     ARIANESPACE S.A. will obtain an insurance policy at no cost to the Company. The Insurance policy will be in the amount of Euros 60,980,000.

  h. PSTN Excellence Regional Junction DIVRE II Project

     On February 8, 2002, the Company entered into an agreement with Consortium Olex-Lucent-Brimbun ("Consortium") for the procurement of an SDH Transmission System, Optical Fiber, NMS and other services. The cost of the services and equipment US$28,807,460 and Rp102,828,788,753, respectively.

     The Agreement comes into effect within eighteen months from the contract date.

     The consortium will submit a performance guarantee issued by an Indonesian state-owned bank or other international reputable bank for 5% of the contract value within 3 days after the contract date.

     The Consortium must cover all risks of delivery, storage and development of goods and services until the issuance of a provisional acceptance certificate for and on behalf of the Consortium (as beneficiary) to the insurance company appointed by the Company. The insurance premium will be paid by the Consortium and in the event of a claim, the insurance proceed received will be used to continue the project and/or replace the damaged equipment.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  i. Network Facility for Multimedia Services and Pay TV Program

     In 2002, Indonusa entered into several agreements for the procurement of a network facility for multimedia services and a pay TV program.

     The agreements set forth the rights and obligations of both parties in connection with the pay TV programs, including its network, determination of monthly subscription fees and revenue sharing arrangements.

  j. Universal Service Obligation ("USO") and Public Payphone

     Under its USO agreement, Pramindo must allocate at least 20% of its total yearly investment plan to develop telecommunication facilities in remote areas and for public interests in its KSO Unit area, which have not been covered by such facilities as of the effective date of the KSO Agreement. Pramindo must meet those targets for at least 50% of all villages and 100% of all districts in The KSO Unit area at the end of Repelita VI, up to a limit of its 20% of total investment expenditures.

     Pramindo must submit a detailed annual report to the Directorate General of Post and Telecommunication (DGPT) regarding the total investment (including special investments) and the progress of the USO project within 60 days after the end of each year. If Pramindo has not fully allocated 20% of its total investments to fulfill its obligation, DGPT will require Pramindo to complete other USO projects within a certain schedule up to the costs required to meet the 20% limitation.

     Pramindo must also provide at least 3% of its access lines for public payphones (including Wartel). The capacity will be used for providing public payphones, either by the KSO unit or by another party, with permission from the Minister of Communication.

     USO obligation is considered accomplished if either of the following conditions are met:

     -  5% of total investments has been spent for the USO obligation; or

     - 50% of all remote villages have been covered by telecommunication facilities

  k. Collateral for Credit Facility

     On January 24, 2000, Infomedia executed an agreement with Koperasi Pegawai Infomedia Nusantara ("KOPIN"), a cooperative whose members are also employees of Infomedia, for the usage of Infomedia's time deposit as collateral for a credit facility from PT Bank Umum Koperasi Indonesia to KOPIN. The loan is for a maximum amount of Rp7,500 million and has a term of three years expiring in 2003. The deposit bears no interest.

  l. Building Rent Agreement

     Infomedia entered into a building rent agreement with Dana Pensiun Elnusa ("Dapenusa") effective on April 1, 1996. Dapenusa is the entity that manages the pension fund of employees of PT Elnusa (the shareholder of Infomedia). Pursuant to the agreement, the rental is Rp1,157 million per annum. The agreement will expire on August 30, 2003.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  m. Call Center Development and Operation Services

     On July 24, 2000, Infomedia executed an agreement for call center development and operation services with PT Bank Niaga Tbk. ("Bank Niaga"). Infomedia provides call center services, which includes receiving and responding to the requests, claims and complaints of customers regarding the products of Bank Niaga and providing information about Bank Niaga's products. Infomedia receives a monthly fee of Rp400 million for incoming calls up to 180,000 calls per month and outgoing calls up to 7,500 calls per month.

     The agreement is valid for three years from the date of the agreement. The revenue received from Bank Niaga was Rp2,914 million and Rp6,179 million, for the years 2001 and 2002, respectively.

     In 2002, Infomedia entered into a call center operation services agreement with other third parties. Pursuant to the agreement, Infomedia will provide call center personnel to receive, patch and respond to customers' complaints, give information about the third parties' products, and provide technical assistance. Pursuant to the agreement, Infomedia receives a service fee that is computed monthly. Total revenue received by Infomedia from those parties for the year 2002 amounted to Rp1,285 million.

  n. Management Services and Phone Banking Center Development

     On November 17, 2000, Infomedia entered into a Management Services and Phone Banking Center Development Agreement with ABN-AMRO Bank N.V. (ABN-AMRO bank) Infomedia provides Phone Banking Center, Telemarketing Services. Infomedia will provide assistance to and receive, claims from customers, provide information about ABN-AMRO Bank products and also provide technical assistances. Pursuant to the agreement, Infomedia receives a monthly fee that is computed based on a formula in the agreement. The agreement was valid from December 2000 until February 2002. The agreement was amended and extended until February 28, 2003. The revenue received from ABN-AMRO bank was Rp296 million and Rp139 million, for the years 2001 and 2002, respectively.

  o. Call Center Provision Service Agreement

     In 2002, Infomedia entered into a call center provision service agreement with other parties ("the parties"). Based on the agreements, Infomedia provides personnel assigned to receive, gather and respond to complaints from the customers, share information regarding product and provide technical assistance. In returns Infomedia earns monthly fees set forth in the agreement. Total income received during 2002 amounted to Rp1,285 million.

  p. Software License and Support Agreement

     On October 13, 1997 Dayamitra executed a Software License and Support Agreement with Cable and Wireless Plc. Pursuant to the agreement, Cable and Wireless Plc provides software, conversion services, training, implementation, maintenance and support for the Customer Care Billing System project. The Company, also receives rights in the intellectual property. The cost of the license and support agreement are charged to KSO Unit VI.

  q. Turnkey Project Agreement

     Dayamitra entered into the Turnkey Project Agreement of Sekura Tower Project and Addition Work on Sampit Central Location with PT Dutamitra Telekomunikasi on May 3, 2001 and October 21,

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

2002, respectively. The contract value was Rp72.186 million and US$72.503, respectively. On December 31, 2002, those projects were still not complete. Management estimates those projects will be completed by the end of the first quarter of 2003.

  r. CDMA Procurement Agreement with Samsung Consortium

     On October 9, 2002, the Company entered into an Initial Purchase Order Contract CDMA 2000-IX with Samsung Consortium for BSS procurement in Divisional Region II On December 23, 2002, the Company signed a Master Procurement Partnership Agreement for CDMA Package-2 for a nationwide package of NSS procurement for Telkom's Regional Divisions (excluding KSO III) and a regional package of BSS procurement for KSO IV, KSO VI, KSO VII and Divisional Region V. This procurement is part of the T-21 Program.

  s. Loan Agreement Junction Regional Division V Project

     On June 21, 2002, the Company entered into a loan agreement with a consortium of banks amounting to Rp150,000 million for financing the Regional Division V Junction Project. Bank Bukopin acted as facility agent. The first year interest rate, calculated from the signing date, is 19.5%. Thereafter the interests is the average 3 month deposit rate plus 4%. The disbursement period is 19 months from the signing of the loan agreement. The repayment is in 14 quarterly installments starting from April 2004. The loan facility is secured by the project equipment.

     The Company is processing an amendment to the Loan Agreement to reduce the loan facility to Rp150,000 million.

     As of December 31, 2002, the Company has not used this facility.

  t. Cooperation Agreement with Labor Union (SEKAR TELKOM)

     On June 3, 2002, the Company entered into a Cooperation Agreement with the Company's labor union -- namely Serikat Karyawan Telkom (SEKAR TELKOM), an organization within the Company open to all Non KSO and KSO unit employees. The agreement, provides for the bonuses and leave allowances.

  u. Loan Agreement with Citibank N.A. and Citibank International Plc

     On April 10, 2002, the Company entered into a "Loan Agreement" with Citibank, N.A. ("arranger") and Citibank International Plc ("agent") supported by an export credit guarantee of Instituto per I Servizi Assicurativi del Commercio Estero (SACE-Italy), providing a total facility of US$21,000,000. The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Italy relating to the design, manufacture, construction, installation and testing of Sub-System VI, part of the high performance backbone network. This facility was secured by Company assets under construction that related to project pursuant to the "Partnership Agreement". On December 31, 2002, the facility has not been drawn down. This facility bears a fixed interest rate of 4.14% per annum.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

53. CONTINGENCIES

  a. Claims from AriaWest

     On May 15, 2001, AriaWest (KSO Investor in Region III, West Java and Banten) commenced an arbitration proceeding under the Rules of the International Chamber of Commerce against the Company for breach of the KSO Agreement between the Company and AriaWest. The Company and AriaWest have submitted various claims for resolution in the arbitration proceedings.

     AriaWest has alleged that the Company materially breached the KSO Agreement by, among other things, (i) terminating certain exclusive rights granted to AriaWest; (ii) failing to transfer control of the KSO's finances, employees and management to AriaWest and interfering with AriaWest's efforts to exercise management control over the KSO; (iii) failing to pay amounts identified in a "forensic audit" conducted by PriceWaterhouse Coopers on behalf of AriaWest as being unaccounted for, lost or otherwise unreasonably disbursed; (iv) causing the Government to reduce telecommunication tariffs in 1999 and to impose a zero tariff increase in 2000; (v) wrongfully terminating the KSO Agreement and wrongfully taking control of the KSO; (vi) failing to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO Agreements requested by AriaWest; and (vii) failing to cause the KSO to pay AriaWest certain disputed sums as reimbursement for cash outlays by AriaWest or other funds claimed by AriaWest. AriaWest alleges damages in excess of US$1.3 billion, but has not specified the amount of damages associated with most of its claims.

     The Company has denied AriaWest's allegations and claims that AriaWest has materially breached the KSO Agreement by, among other things, (i) causing the KSO not to pay "Minimum Telkom Revenue" or "MTR"; (ii) wrongfully rejecting the Company's termination of the KSO Agreement; (iii) failing to pay the Company "Distributable Telkom Revenue" or "DTR"; (iv) mismanaging the KSO Unit; (v) failing to construct Minimum New Installation; and (vi) failing to reimburse Operating Capital Expenditures. The Company is still in the process of quantifying its damages; however, among the Company's damages are claims for more than Rp412 billion in MTR and more than Rp98 billion in DTR due to the Company as of July 9, 2001 (the date the Company delivered its notice of termination of the KSO Agreement).

     On May 8, 2002, the Company entered into the Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund ("selling shareholders") regarding the acquisition of 100% of AriaWest's shares.

     The CSPA was intended to settle all disputes with AriaWest. As of March 25, 2003, the agreement has not been finalized because AriaWest's has not been able to restructure its outstanding debt.

     The International Chamber of Commerce ("ICC") gives time extension up to April 17, 2003 to the Company and selling stockholders to settle the CSPA.

     Management cannot assess the ultimate result of this claim.

  b. Other Claims

     In the ordinary course of business, the Company has been named as a defendant in various litigations. Management believes that the litigation will be settled within Rp49,540 million accrued for these cases in the accompanying financial statements.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

54. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

                                               2001                           2002
                                   ----------------------------   ----------------------------
                                      FOREIGN                        FOREIGN
                                     CURRENCIES     EQUIVALENT      CURRENCIES     EQUIVALENT
                                   (IN THOUSANDS)    IN RUPIAH    (IN THOUSANDS)    IN RUPIAH
                                   --------------   -----------   --------------   -----------
Assets
Cash and cash equivalents
Related parties
  U.S. Dollar....................        61,250         637,005        341,912       3,059,136
  Yen............................           454              36             36               3
  Euro...........................            13             118             --              --
Third parties
  U.S. Dollar....................            --              --            105             940
  Euro...........................            --              --         25,305         237,148
Temporary investments
Related parties
  U.S. Dollar....................           800           8,320             --              --
Third parties
  U.S. Dollar....................            --              --             --              --
Trade accounts receivable
Related parties
  U.S. Dollar....................         4,812          50,041          7,837          70,218
Third parties
  U.S. Dollar....................        12,024         125,049          9,563          85,499
Other accounts receivable
  U.S. Dollar....................         1,147          11,927          9,972          89,149
  Singapore Dollar...............             5              31             --              --
  Malaysian Ringgit..............             2               6             --              --
Other current asset
  U.S. Dollar....................            --              --          1,800          16,092
Sinking fund
  U.S. Dollar....................        13,373         139,075             --              --
Advances and other non-current
  assets
Third parties
  U.S. Dollar....................            64             665          7,041          62,950
Unearned revenue
Related Parties
  U.S. Dollar....................            --              --            204           1,824
Third Parties
  U.S. Dollar....................            --              --             16             148
  Euro...........................            --              --              3              25
Escrow account
  U.S. Dollar....................        16,450         171,080         33,235         297,118
                                                    -----------                    -----------
Total Assets.....................                     1,143,353                      3,920,250
                                                    ===========                    ===========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                               2001                           2002
                                   ----------------------------   ----------------------------
                                      FOREIGN                        FOREIGN
                                     CURRENCIES     EQUIVALENT      CURRENCIES     EQUIVALENT
                                   (IN THOUSANDS)    IN RUPIAH    (IN THOUSANDS)    IN RUPIAH
                                   --------------   -----------   --------------   -----------
Liabilities
Trade accounts payable
Related parties
  Deutsche Mark..................        30,196         141,868             --              --
  U.S. Dollar....................         1,091          11,345         54,141         485,094
  Euro...........................            --              --          2,028          19,007
Third parties
  U.S. Dollar....................        17,661         183,819         40,558         362,975
  Euro...........................        21,499         197,544         26,228         245,755
  Deutsche Mark..................         7,989          37,533             --              --
  Swedish Krona..................        10,355          10,217             --              --
  Great Britain Pound sterling...           213           3,218            319           4,494
  French Franc...................         3,985           5,582             --              --
  Yen............................        25,934           2,064         35,332           2,667
  Dollar Singapore...............            --              --              1               3
Other accounts payable
Third Parties
  U.S. Dollar....................           354           3,693              8              77
Accrued expenses
Related parties
  U.S. Dollar....................        14,109         147,360         11,610         103,985
  Euro...........................           392           3,599             --              --
  Yen............................        56,555           4,500        252,601          19,069
  French Franc...................         2,133           3,007          3,514           4,238
  Netherlands Guilder............           428           1,796            407           1,461
  Hongkong Dollar................            --              --             --              --
  Deutsche Mark..................         1,723           8,093             --              --
Third Parties
  Euro...........................            --              --          9,033          84,636
  U.S. Dollar....................            --              --          6,445          57,635
Short-term bank loans
Third Parties
  U.S. Dollar....................            --              --          4,385          39,204
Advances from customers and
  suppliers
  U.S. Dollar....................         1,057          11,046             --              --

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                               2001                           2002
                                   ----------------------------   ----------------------------
                                      FOREIGN                        FOREIGN
                                     CURRENCIES     EQUIVALENT      CURRENCIES     EQUIVALENT
                                   (IN THOUSANDS)    IN RUPIAH    (IN THOUSANDS)    IN RUPIAH
                                   --------------   -----------   --------------   -----------
Current portion of long-term
  liabilities
Related parties
  U.S. Dollar....................       116,003       1,212,234         41,712         373,738
  French Franc...................        25,119          35,401         22,312          26,911
  Japanese Yen...................       374,364          29,790        374,955          28,306
  Netherlands Guilder............         3,044          12,774          3,608          12,954
Third Parties
  U.S. Dollar....................            --              --        128,244       1,149,067
Long-term liabilities
Related parties
  U.S. Dollar....................       425,693       4,448,491        344,605       3,087,663
  French Franc...................       110,358         155,530        108,238         130,549
  Japanese Yen...................    17,874,011       1,422,353     17,626,174       1,330,614
  Netherlands Guilder............        13,699          57,483         12,628          45,338
Third Parties
  U.S. Dollar....................            --              --        177,983       1,591,736
Total Liabilities................                     8,150,340                      9,207,176
                                                    -----------                    -----------
Net Liabilities..................                    (7,006,987)                    (5,286,926)
                                                    ===========                    ===========

55. ECONOMIC CONDITIONS

     Since the middle of 1997, many Asia Pacific countries, including Indonesia, have been experiencing adverse economic conditions mainly resulting from currency depreciation in the region, the principal consequences of which have been an extreme lack of liquidity and high interest and foreign exchange rates. The crisis has also involved declining prices in shares of stock, tightening of available credit, and stoppage or postponement of certain construction projects. The adverse economic conditions continue to this date as evidenced by the weak exchange rate, sluggish economic growth, and pressures on inflation. High volatility of exchange and interest rates have increased the cost of funds, as well as the amount of debt to be serviced by the Company, its subsidiaries, and the associated companies.

     Management has adopted measures to maintain adequate liquidity by, among other things, evaluating priorities and rescheduling construction projects, initiating cost-cutting and managing funds to service current maturities of foreign currency denominated liabilities. In its investment activities, management has adopted more-stringent criteria and-pursued-project developments using a "turnkey" system, hence not all risk is borne by the Company.

     Management has also strived to resolve the KSO issues and managed investments in associated companies effectively and selectively by utilizing the services of international legal and financial consultants.

     Recovery of the economy to a sound and stable condition is dependent on the fiscal, monetary and other measures being taken by the Government, actions which are beyond the Company and its subsidiaries' control. It is not possible to determine the future effect these economic conditions may

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

have on the Company and its subsidiaries' liquidity and earnings, including the effect flowing through from their investors, customers and suppliers.

56. SUBSEQUENT EVENTS

  a. Additional equity ownership in Napsindo

     Pursuant to Statements of Shareholders Resolution of Napsindo dated November 30, 2002 and Notarial Deed No. 47, by H. Yunardi S.H., notary in Jakarta, dated December 30, 2002, the Company agreed to purchase 13,615 shares of 316,115 shares owned by PT Infoasia Sukses Mandiri ("InfoAsia", one of Napsindo's shareholders) in Napsindo. The agreed price was US$4,900,000 and was paid on January 8, 2003.

     The Company's equity ownership in Napsindo was increased to 60%.

  b. Establishment of PT Pro Infokom Indonesia

     On January 9, 2003, the Company together with PT Indonesia Comnet Plus, a subsidiary of PT Perusahaan Listrik Negara ("PLN"), and PT Prima Infokom Indonesia, has established PT Pro Infokom Indonesia ("PII"), domiciled in Jakarta, and it has been notarized by Deed of Amrul Partomuan Pohan S.H., notary in Jakarta, under Articles of Association No.24, dated January 9, 2003. Subsequent to the financial statement date, the Articles of Association are still in the process of being approved by the Minister of Justice and Human Rights of the Republic of Indonesia.

     The authorized capital is Rp36,000 million divided into 90,000 Series A shares and 270,000 Series B shares, with a par value of Rp100,000 per share. The composition of the stockholders is as follows:

                                 NUMBER OF SHARES                  SHARE CAPITAL
                                -------------------   NOMINAL   -------------------    PERCENTAGE
SHAREHOLDERS                    SERIES A   SERIES B    VALUE    SERIES A   SERIES B   OF OWNERSHIP
------------                    --------   --------   -------   --------   --------   ------------
                                                                   RP         RP
PT Telekomunikasi Indonesia
  Tbk. .......................   45,900       --      100,000    4,590        --           51%
PT Indonesia Comnet Plus......   22,500       --      100,000    2,250        --           25%
PT Prima Infokom Indonesia....   21,600       --      100,000    2,160        --           24%
                                 ------      ---      -------    -----       ---          ----
                                 90,000       --                 9,000        --          100%
                                 ======      ===      =======    =====       ===          ====

     PII is established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII will work together with Korea Telecom ("KT") KT will provide technical and financial support. Furthermore, KT's involvement will increase to become a shareholder of PII. The cooperation between the Company and PLN with this new company is intended to maximize the utilization of both company's existing infrastructure.

     PII will act as a service provider that manages the Government Secure Intranet and Government Information Center. All government institutions, including state-owned companies, are expected to take advantage of this network.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  c. Non-Cash Credit Facility Agreement

     On January 20, 2003, Infomedia entered into a Non-Cash Credit Facility Agreement with PT Bank Mandiri (Persero). Pursuant to the agreement, Infomedia obtained a Letter of Credit (L/C) facility for US$517,750. As collateral, Infomedia subscribed and pledged its time deposits of US$900,000 dated January 3, 2003 and held in PT Bank Mandiri (Persero). This facility is valid until April 21, 2003.

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain respects from U.S. GAAP.

     The significant differences are reflected in the approximation provided in
Note 60 and arise due to the items discussed in the following paragraphs:

  a. Termination Benefits

     Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

     The Company has elected to adopt early the provisions of Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities". Under SFAS No. 146, benefits offered for voluntary termination of employment are recognized upon the employees' acceptance of the offer.

  b. Foreign Exchange Differences on Property under Construction

     Under Indonesian GAAP, the foreign exchange difference resulting from loans used to finance property under construction is capitalized. Capitalization of foreign exchange differences cease when the construction is substantially completed and the constructed property is ready for its intended use.

     Under U.S. GAAP, foreign exchange differences are charged to current operations.

  c. Interest Capitalized on Property under Construction

     Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset (i.e. property under construction) is that the interest should be attributable to the qualifying asset.

     Under U.S. GAAP, the borrowing need not be directly linked to the construction of a qualifying asset. Interest cost is capitalized on qualifying assets (i.e. property under construction) based upon the Company's overall effective interest rate and the average balance of qualifying assets for the period.

  d. Revenue-Sharing Arrangements

     Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties shall be transferred at the end of

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

     Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investors, the accounting treatment is similar to that under Indonesian GAAP. The property is depreciated, unearned income is amortized and the Company records its contractual share of the earnings for the period. When there is a guaranteed minimum return to the investors, the transaction is accounted for as the acquisition of property by the Company under a capital lease. In lieu of unearned income, the Company records a capital lease obligation equal to the fair value of the property. The capital lease obligation is increased by the guaranteed return and decreased by the investor's share of earnings. The revenue is recorded gross.

  e. Revaluation of Property, Plant and Equipment

     While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

     Under U.S. GAAP, property, plant and equipment may not be stated at more than their historical acquisition cost. The effect of the previous revaluations fully reversed in 2002 such that there is no remaining difference in equity at December 31, 2002.

  f. Deferred Tax on Excess of Financial Reporting Basis Over Tax Basis of Subsidiaries

     Under Indonesian GAAP, deferred tax liabilities are not recognized for the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis if the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

     Under U.S. GAAP, the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis is a temporary difference. However, if the tax law provides a means by which the investment can be recovered tax-free and the parent ultimately plans to utilize such means to recover its investment, the temporary difference is non-taxable and no deferred taxes are recorded. Generally, no benefit is recorded for the excess of a parent's tax basis in its subsidiary over its carrying amount for financial reporting purposes. At December 31, 2002, the Company intends to recover tax-free its investment in its Indonesian subsidiaries and such actions will not require the Company to incur a significant cost. Accordingly, no deferred taxes have been provided for the basis difference.

  g. Pension

     The Company and a subsidiary, for purposes of Indonesian GAAP, use a method of accounting for pensions that is substantially consistent with the requirements of U.S. GAAP.

     As stated in its pension plan regulations, the Company does not provide regular pension increases. However, in 1994, 1998 and 2002 the Company provided for increases in pension benefits for

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

pensioners, which were considered prior service costs. Based on PSAK No. 24, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under SFAS 87, such prior service costs should be deferred and amortized systematically over the estimated average future working periods of active employees.

     The subsidiary is amortizing past service cost using the double-declining method for Indonesian GAAP, while under U.S. GAAP, past service cost is amortized using the straight-line method.

  h. Share in Net Income of Associated Companies

     The Company records its equity in net income of associated companies based on the associates' financial statements that have been prepared under Indonesian GAAP.

     For U.S. GAAP reporting purposes, the Company conforms the associates' earnings to U.S. GAAP prior to recording their share of earnings or loss. The primary difference has historically related to land rights held by associates.

  i. Land rights

     In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain extension or renewal of rights is remote.

     Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

  j. Stock Issuance Costs

     Under Indonesian GAAP, stock issuance costs are deferred and amortized over a certain period of time. The Company amortized deferred stock issuance costs over five years using the straight-line method.

     Effective 2000, the Capital Market Supervisory Agency (Bapepam) requires that stock issuance costs be recorded as part of additional paid-in capital.

     Under U.S. GAAP, stock issuance costs are offset against the proceeds from the stock issuance.

  k. Employee Bonuses

     In 2000, a subsidiary (Telkomsel) has charged to retained earnings employee bonuses of Rp26,714 million.

     Under U.S. GAAP, personnel and related costs, including bonuses are charged to income.

  l. Equipment to be Installed

     Under Indonesian GAAP, equipment is depreciated beginning when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Equipment that is part of a network is depreciated when the network or the applicable component of the network is ready for its intended use. Temporarily idle equipment continues to be depreciated. When the equipment is expected to be idle for protracted periods, the equipment is written down to its estimated realizable value. If the equipment is held for sale, depreciation ceases. However, if the equipment is held for future use, depreciation continues.

  m. Revenue Recognition

     Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation.

     Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the longer of the expected term of the customer relationship or the contractual term. Costs incurred related to the installation or connection activities are deferred, but only to the extent of deferred revenues. The cost of provisioning wire line services far exceeds the fee charged by the Company thus the reconciling item relates solely to the Company's cellular operations.

  n. Goodwill

     Under Indonesian GAAP, goodwill is amortized over the period expected to be benefited by the acquisition.

     Under U.S. GAAP, goodwill is not amortized but rather subjected to a test for impairment. The Company has an immaterial amount of goodwill on its balance sheet (Rp72,672 million or approximately US$8 million).

  o. Capital Leases

     The criteria for a capital lease under Indonesian GAAP differ from U.S. GAAP. Under Indonesian GAAP, a lease is capitalized if the lessee has a fixed price purchase option, the lease provides for a return of the cost of the asset with profit-thereon to the lessor, and the lease term exceeds two years.

     Under U.S. GAAP, a lease is capitalized if there is an automatic transfer of ownership, a bargain purchase option, the lease terms is for 75% of the economic life of the asset or the lease payments are at least 90% of the fair value of the asset measured on a present value basis.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

58. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

     A summary of the significant adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to equity as of December 31, 2001 and 2002 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, are set forth below:

                                                      2000         2001         2002
                                                    ---------    ---------    ---------
                                                       RP           RP           RP
Net income according to the consolidated
  statements of income prepared under Indonesian
  GAAP..........................................    3,010,003    4,250,110    8,345,274
                                                    ---------    ---------    ---------
U.S. GAAP adjustments -- increase (decrease) due
  to:
  Pension.......................................       95,053      (19,703)     132,167
  Capitalization of foreign exchange
     differences, net of related depreciation...     (122,887)      80,296      107,598
  Interest capitalized on property under
     construction...............................           --       15,304       44,415
  Revenue-sharing arrangements..................      (23,347)       5,429           --
  Revaluation of property, plant and
     equipment..................................        4,095        4,095        3,929
  Equity in net income (loss) of associated
     companies..................................        2,389       (3,786)         183
  Income tax effect on U.S. GAAP adjustments....      (10,273)     (71,479)    (244,248)
  Deferral of fees..............................           --           --      (66,404)
  Amortization of land rights...................         (218)        (939)      (1,801)
  Deferred tax on share in net income of
     subsidiaries...............................           --     (362,686)     362,686
  Early retirement benefits.....................           --      140,000      574,884
  Amortization of deferred stock issuance
     costs......................................       22,402           --           --
  Employee bonuses..............................      (20,762)          --           --
  Others........................................       (4,322)          --       15,566
                                                    ---------    ---------    ---------
  Net adjustments...............................      (57,870)    (213,469)     928,975
                                                    ---------    ---------    ---------
Approximate net income in accordance with U.S.
  GAAP..........................................    2,952,133    4,036,641    9,274,249
                                                    =========    =========    =========
Net income per share -- in full Rupiah amount...       292.87       400.46       920.06
Net income per ADS (20 Series B shares per
  ADS) -- in full Rupiah amount.................     5,857.41     8,009.21    18,401.29

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                                 2001         2002
                                                              ----------   ----------
                                                                  RP           RP
Equity according to the consolidated balance sheets prepared
  under Indonesian GAAP.....................................   9,323,575   15,899,183
                                                              ----------   ----------
U.S. GAAP adjustments -- increase (decrease) due to:
  Pension...................................................     119,891      252,058
  Capitalization of foreign exchange differences -- net of
     related depreciation...................................    (850,844)    (743,246)
  Interest capitalized on property under construction-net...      15,304       59,719
  Revenue-sharing arrangements..............................    (379,243)    (379,243)
  Revaluation of property, plant and equipment:
     Increment..............................................    (664,974)    (664,974)
     Accumulated depreciation...............................     661,045      664,974
  Equity in net loss of associated companies................     (17,900)     (17,717)
  Deferral of fees..........................................          --      (66,404)
  Amortization of land rights...............................      (1,606)      (3,407)
  Deferred tax on share in net income of subsidiaries.......    (362,686)          --
  Early retirement benefits.................................     140,000      714,884
  Deferred tax liabilities on U.S. GAAP adjustments.........     265,580       21,332
  Others....................................................      (7,544)       8,022
                                                              ----------   ----------
  Net adjustments...........................................  (1,082,977)    (154,002)
                                                              ----------   ----------
Approximate equity in accordance with U.S. GAAP.............   8,240,598   15,745,181
                                                              ==========   ==========

     With regard to the consolidated balance sheets and consolidated statements of income, the following significant captions determined under U.S. GAAP would have been:

                                                                 2001         2002
                                                              ----------   ----------
                                                                  RP           RP
Consolidated balance sheets
  Current assets............................................   7,308,519   10,994,786
  Non-current assets........................................  24,265,242   30,616,949
  Total assets..............................................  31,573,761   41,611,735
  Current liabilities.......................................   9,815,248    9,989,926
  Non-current liabilities...................................  12,316,260   12,391,846
  Total liabilities.........................................  22,131,508   22,381,772
  Minority interest in net assets of subsidiaries...........   1,201,655    3,484,784
Consolidated statements of income
  Operating income..........................................   7,965,753   10,119,982

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

59. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC

     The following information is presented on the basis of U.S. GAAP:

  a. Income Tax

     The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

                                                               2000        2001         2002
                                                             ---------   ---------   ----------
                                                                RP          RP           RP
Approximate income before tax in accordance with U.S.
  GAAP.....................................................  4,737,560   6,917,892   13,005,081
                                                             =========   =========   ==========
Expected income tax in accordance with U.S. GAAP at
  statutory tax rates......................................  1,421,259   2,075,351    3,901,507
                                                             ---------   ---------   ----------
Effect of permanent differences at the enacted maximum tax
  rate (30%):
  Net periodic postretirement benefits cost................     49,531      55,895       59,228
  Amortization of deferred interest........................         --      23,970       22,475
  Employee benefits........................................     11,233      18,707       14,593
  Permanent differences of the KSO Units...................      5,177      12,209         (221)
  Revenue-sharing arrangements.............................    (10,330)      8,426       (9,150)
  Amortization of land rights..............................         84         362          831
  Interest income which was already subjected to final
     tax...................................................   (210,142)   (169,447)    (107,715)
  Revaluation of property, plant and equipment(*)..........     (1,229)     (1,229)      (1,179)
  Net periodic pension cost................................       (161)        (85)          --
  Deferred stock issuance costs(*).........................     (6,721)         --           --
  Employee bonus...........................................      8,014          --           --
  Gain on sale of Telkomsel shares.........................         --          --     (949,826)
  Share on net income from associates......................         --          --     (753,272)
  Others...................................................     33,793      51,017      107,103
                                                             ---------   ---------   ----------
Total......................................................   (120,751)       (175)  (1,617,133)
                                                             ---------   ---------   ----------
  Deferred tax recognized on equity in net income of
     subsidiaries..........................................    176,586     432,678      342,065
                                                             ---------   ---------   ----------
  Provision for income tax in accordance with U.S. GAAP....  1,477,094   2,507,854    2,626,439
                                                             =========   =========   ==========

---------------
(*) The tax effects of the stock issuance costs and revaluation of property, plant and equipment are offset against stockholders' equity for U.S. GAAP purposes

     Benefits enjoyed by pensioners fall under the category of benefits in kind which are non-deductible expenses under Indonesian tax laws.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  b. Fair Value of Financial Instruments

     The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

     -  Cash and cash equivalents and temporary investments

        The carrying amount approximates fair value because of the short-term nature of the instruments.

     -  Short-term and long-term borrowings

        The fair value of the Company's borrowings are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

        As of December 31, 2001 and December 31, 2002, the fair value of the Company's long-term borrowings are Rp7,782,443 million and Rp13,498,456 million, respectively, and as of December 31, 2002 the fair value of the Company's short-term borrowings was Rp39,889 million.

        For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 16.57% and 14.10%, the average U.S. Dollar borrowing rate of 7.37% and 7.31% and the respective average borrowing rates for 2001 and 2002 for the debt in other currencies, respectively. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company's debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company's long-term two-step loans at December 31, 2002 would decrease by Rp359,730 million.

     The estimated fair values of the Company and its subsidiaries' financial instruments are as follows:

                                                          CARRYING AMOUNT    FAIR VALUE
                                                          ---------------    ----------
                                                                RP               RP
2001:
Cash and cash equivalents...............................     3,644,213       3,644,213
Temporary investments...................................       348,915         348,915
Long-term liabilities -- net of current maturities
  Two-step loans........................................     8,637,340       7,033,919
  Suppliers' credit loans...............................       395,020         351,658
  Bridging loan.........................................       111,401          98,837
  Liability for acquisition of a subsidiary.............       260,840         230,298
  Long-term bank loan...................................        73,150          67,731

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                          CARRYING AMOUNT    FAIR VALUE
                                                          ---------------    ----------
                                                                RP               RP
2002:
Cash and cash equivalents...............................     5,699,070       5,699,070
Temporary investments...................................     1,073,000       1,073,000
Short term bank loan....................................        39,205          39,889
Long-term liabilities:
  Two-step loans........................................     8,530,554       9,120,204
  Suppliers' credit loans...............................       338,697         338,697
  Bridging loan.........................................        95,517          95,517
  Bond..................................................     1,000,000       1,328,159
  Guaranteed notes payable..............................     1,337,518       1,534,778
  Liability for acquisition of a subsidiary.............       807,980         807,980
  Bank loan.............................................       247,432         247,432
  Project cost payable..................................        15,513          15,513
  Obligation under capital lease........................         1,026           1,026
  Other.................................................         9,150           9,150

     The methods and assumptions followed to disclose the fair value are inherently judgmental and involve various limitations, including the following:

          i. Fair values presented do not take into consideration the effect of future currency fluctuations.

          ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

  c. Research and Development

     Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp33,110 million, Rp39,523 million and Rp8,995 million in 2000, 2001 and 2002, respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  d. Valuation and Qualifying Accounts

     The following summarizes the activities in the valuation and qualifying accounts:

                                      BEGINNING    CHARGED TO COST    UNREALIZED                BALANCE AT
                                       OF YEAR       AND EXPENSES        LOSS      DEDUCTIONS   END OF YEAR
                                      ----------   ----------------   ----------   ----------   -----------
                                          RP              RP              RP           RP           RP
2001:
Unrealized loss on decline in market
  value of marketable securities....       165              --            42              --          207
Allowance for doubtful accounts
  Trade accounts receivable
     Related parties................   167,669         158,261            --              --      325,930
     Third parties..................   261,910         119,414            --         128,469      252,855
Allowance for inventory
  obsolescence......................    31,723          17,279            --               5       48,997
2002:
Unrealized loss on decline in market
  value of marketable securities....       207              --            --             207            0
Allowance for doubtful accounts
  Trade accounts receivable
     Related parties................   325,930         250,444            --              --      576,374
     Third parties..................   252,855         273,711            --         128,755      397,811
Allowance for inventory
  obsolescence......................    48,997         158,602            --         153,804       53,795

  e. Risks and Uncertainties

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from these estimates.

  f. Derivative Financial Transactions

     Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended by SFAS 138, Accounting for Certain Instruments and Certain Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative.

     The Company and its subsidiaries had no derivative contracts or contracts that require accounting under SFAS 133 and SFAS 138.

  g. Comprehensive Income

     Comprehensive income -- net of tax, as determined under U.S. GAAP in 2000, 2001 and 2002 amounted to Rp2,962,617 million, Rp3,955,185 million and Rp9,259,750 million, respectively.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Adjustments to net income to arrive at comprehensive income include the increase in investments as a result of foreign currency translation of associated companies and unrealized losses on decline in value of securities.

  h. Recent Accounting Pronouncements

     SFAS No. 145, "Revision of FSAB Statements No. 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections"

     Among other technical corrections, SFAS No. 145 eliminates the absolute requirement to classify gains or losses from the early extinguishment of debt as extraordinary. SFAS No. 145 will be effective in fiscal 2003 and should have no impact on the Company's U.S. GAAP reconciliation.

  SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal
Activities"

     This statement now requires that a liability be recognized when the liability is incurred. Previously, a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146, which is effective in fiscal 2003, could have an impact on the U.S. GAAP reconciliation depending upon the level of exit activities.

  SFAS No. 148 "Accounting for Stock-Based Compensation Transition And
Disclosure"

     SFAS No. 148 provides alternative methods for transitioning for voluntary charges to the fair value method and enhances disclosures for stock options. The Company does not utilize stock based compensation and thus SFAS No. 148 will have no effect on the U.S. GAAP reconciliation.

  FASB Interpretation No. 46, "Consolidation of Variable Interest Entities"

     FIN 46 provides guidance for consolidating entities not with standing the lack of majority voting control. FIN 46 is effective for fiscal 2003; however, the Company has no current interest in variable interest entities. As such, there should be no impact on the U.S. GAAP reconciliation.

60. CHANGE OF ACCOUNTING SYSTEM APPLICATION

     Effective January 1, 2002, the Company implemented System Application and Product ("SAP"), a software package for processing the financial transactions, replacing Computer Associate General Ledger ("CAGL") with still maintain the consistency of financial presentation with previous years.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 15th day of April, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.


/s/ KRISTIONO

KRISTIONO
President Director
Date: April 15, 2003

                                 CERTIFICATION
                            PURSUANT TO SECTION 302
                         THE SARBANES-OXLEY ACT OF 2002

     I, Kristiono, President Director (Chief Executive Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Registrant"), certify that:

     1. I have reviewed this Annual Report on Form 20-F of the Registrant;

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

     3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

        a. designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Annual Report is being prepared;

        b. evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

        c. presented in this Annual Report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

     5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

        a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

        b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

     6. I have indicated in this Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ KRISTIONO

KRISTIONO
President Director/CEO
Date: April 15, 2003

                                 CERTIFICATION
                            PURSUANT TO SECTION 302
                         THE SARBANES-OXLEY ACT OF 2002

     I, Guntur Siregar, Director of Finance (Chief Financial Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Registrant"), certify that:

     1. I have reviewed this Annual Report on Form 20-F of the Registrant;

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

     3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

        a. designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Annual Report is being prepared;

        b. evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

        c. presented in this Annual Report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

     5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

        a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

        b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

     6. I have indicated in this Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ GUNTUR SIREGAR
GUNTUR SIREGAR
Director of Finance/CFO

Date: April 15, 2003

                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Company") on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kristiono, President Director (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

     This certification accompanies this Report pursuant to 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed with the Securities and Exchange Commission by the Company as part of the Report or as a separate disclosure document.

/s/ KRISTIONO

KRISTIONO
President Director/CEO

April 15, 2003

                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Company") on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Guntur Siregar, Director of Finance (Chief Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

     This certification accompanies this Report pursuant to 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed with the Securities and Exchange Commission by the Company as part of the Report or as a separate disclosure document.

/s/ GUNTUR SIREGAR
GUNTUR SIREGAR
Director of Finance/CFO

Date: April 15, 2003