Form 20-F/A
period 2002-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2003-06-11
CIK 1001807

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  FORM 20-F/A
                               (AMENDMENT NO. 1)
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002       COMMISSION FILE NUMBER 1-14406

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE
UNAUDITED.............................................................     1
DEFINITIONS...........................................................     4
FORWARD LOOKING STATEMENTS............................................     9

                                PART I
Item  1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS*......    10
Item  2.  OFFER STATISTICS AND EXPECTED TIMETABLE*....................    10
Item  3.  KEY INFORMATION.............................................    10
Item  4.  INFORMATION ON THE COMPANY..................................    22
Item  5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................    78
Item  6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   127
Item  7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   134
Item  8.  FINANCIAL INFORMATION.......................................   142
Item  9.  THE OFFER AND LISTING.......................................   144
Item 10.  ADDITIONAL INFORMATION......................................   147
Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...   158
Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*.....   166

                               PART II
Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   166
Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.............................................   166
Item 15.  CONTROL AND PROCEDURES......................................   166
Item 16.  RESERVED....................................................   166

                               PART III
Item 17.  UNAUDITED FINANCIAL STATEMENTS..............................   167
Item 18.  UNAUDITED FINANCIAL STATEMENTS..............................   167
Item 19.  EXHIBITS....................................................   167

---------------

* Omitted because item is not applicable.

   THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE UNAUDITED

     TELKOM is filing this amended annual report to:

     - remove the 2002 reports of TELKOM's auditors and the auditors of TELKOM's subsidiary, P.T. Telekomunikasi Selular, or Telkomsel;

     - identify the consolidated financial statements in this annual report as "unaudited" and indicate that TELKOM's consolidated financial statements have not been audited by an independent accounting firm qualified in accordance with SEC requirements;

     -  furnish you with an explanation of the foregoing;

     - describe the review by the SEC's Division of Corporation Finance of TELKOM's annual report and of TELKOM's public statements regarding its annual report, and the referral of these matters to the SEC's Division of Enforcement;

     - discuss the material consequences of the deficiencies in this annual report, of TELKOM's public statements regarding this annual report and of an SEC enforcement action regarding the same; and

     - describe TELKOM's plan to bring this annual report into full compliance with applicable SEC regulations.

     Explanation of TELKOM's removal of the 2002 audit reports and the identification of TELKOM's consolidated financial statements as "unaudited." The firm TELKOM engaged to perform its audit for the year ended December 31, 2002, Grant Thornton Eddy Pianto (recently renamed KAP Jimmy Budhi), did not:

     - subject its audit work on TELKOM's consolidated financial statements to the quality control procedures of an associated firm that is a member of the AICPA's SEC Practice Section; or

     - undergo and complete the credentialing process of the SEC's Office of Chief Accountant, which requires that an independent accounting firm demonstrate to the SEC's staff its competence and expertise in applying U.S. generally accepted accounting principles, U.S. generally accepted auditing standards, SEC financial reporting rules and regulations and SEC independence requirements.

     As a result, the independent accounting firm that TELKOM engaged to perform the audit work for 2002 does not meet the SEC's qualification standards for audit firms, and accordingly, TELKOM's consolidated financial statements are not audited for the purposes of this annual report, which must comply with SEC standards. To reflect this, TELKOM has removed the 2002 audit reports from this annual report and identified the consolidated financial statements throughout this annual report as "unaudited."

     TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. See "-- Compliance with Indonesian auditing standards" below.

     In addition, the independent accounting firm retained to audit the 2002 financial statements of TELKOM's subsidiary Telkomsel, Kantor Akuntan Publik Drs. Hadi Sutanto & Rekan, has not authorized the inclusion of its 2002 audit report in this annual report, and TELKOM is therefore removing that audit report from this annual report. In a letter addressed to TELKOM's auditor, Telkomsel's auditor explained that it had not been able to authorize the inclusion of its 2002 audit report on Telkomsel principally because TELKOM's auditor did not meet the SEC's qualification standards for audit firms. Furthermore, failure by TELKOM's auditor to obtain proper authorization from Telkomsel's auditor before issuing TELKOM's audit report is another reason for the removal of TELKOM's 2002 audit report from this annual report. U.S. generally accepted auditing standards require a principal auditor to qualify or disclaim an opinion on the financial statements taken as a whole if the principal auditor is unable to rely on the work of another auditor involved in the audit.

     SEC review of this annual report and possible enforcement action. The staff of the SEC has informed TELKOM that:

     - In its view, because of the deficiencies in the 2002 audit reports described above, this annual report does not comply with U.S. securities laws and SEC rules;

     - In its view, TELKOM's May 27, 2003 press release (filed with the SEC on Form 6-K on May 28, 2003) describing this annual report and TELKOM's correspondence with the SEC regarding the deficiencies in this annual report grossly understates the nature and severity of the staff's concerns regarding these matters; and

     -  These matters have been referred to the SEC's Division of Enforcement;

     Material consequences. As a result of the deficiencies in this annual report described above and the SEC review and possible enforcement action relating to this annual report and to TELKOM's May 27, 2003 press release:

     - may be subject to liability for failure to comply with U.S. securities laws and SEC rules in an enforcement action by the SEC; TELKOM cannot at this time predict what if any action the SEC might take against TELKOM, but any such actions could result in monetary penalties, actions taken against TELKOM's commissioners and directors and suspension of trading or de-listing of TELKOM's American Depositary Shares, or ADSs, on the New York Stock Exchange; any of the foregoing could have a material adverse impact on TELKOM and on the market price and liquidity of TELKOM's ADSs;

     - TELKOM is required to file another amended annual report that fully complies with SEC rules; because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible;

     - The other exchanges on which TELKOM's equity securities are listed -- the London Stock Exchange and the Jakarta and Surabaya stock exchanges -- or the securities regulators in those exchanges' jurisdictions could decide to suspend trading or de-list TELKOM's securities or otherwise initiate their own reviews, investigations or enforcement actions;

     - Until TELKOM is able to file an amended annual report that contains SEC-compliant audited consolidated financial statements and that otherwise fully complies with SEC rules, TELKOM's chief executive officer and chief financial officer will not be able to make the certifications required in this annual report under sections 302 and 906 of the Sarbanes-Oxley Act of 2002; and

     - Until this annual report complies with SEC requirements and until matters with the SEC are resolved, TELKOM expects that its ability to access international capital markets will be materially hampered.

     In addition, an SEC enforcement action, a de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended annual report that complies with SEC requirements by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

     TELKOM's management is currently investigating other possible ramifications of the deficiencies in this annual report and its May 27, 2003 press release.

     Compliance plan. TELKOM's board of commissioners, board of directors and audit committee have decided to take the following steps to bring this annual report into full compliance with SEC rules:

     - TELKOM will seek to have its consolidated financial statements audited by an audit firm qualified to perform an audit under U.S. securities laws and SEC rules and to have this audit firm issue an audit report; although TELKOM will endeavor to do this as expeditiously as possible, the number of firms currently qualified to do this in Indonesia is limited and several of them may not be able to perform the TELKOM audit due to conflicts of interest;

     - TELKOM intends to confirm that its auditor will obtain necessary authorization to use in this annual report the separate reports of the auditors of its subsidiaries whose audit reports are referred to in TELKOM's audit report included in its SEC-compliant annual report; and

     - TELKOM intends to make its annual report fully compliant with SEC rules and promptly thereafter file another amendment to this annual report with the SEC; however, because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible.

     In addition, TELKOM intends to undertake all necessary action to comply with any requirements of the stock exchanges on which TELKOM's equity securities are listed and of BAPEPAM and the other securities regulators having jurisdiction over TELKOM regarding the matters discussed in this section.

     Although TELKOM intends to follow through on each aspect of the foregoing compliance plan, TELKOM cannot assure you that it will succeed in meeting its ultimate goals of filing an amended annual report that fully complies with SEC requirements and of otherwise achieving full compliance. Failure to achieve full compliance could have a material adverse impact on TELKOM and the market price and liquidity of TELKOM's ADSs.

     Compliance with Indonesian auditing standards. TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. The shareholders ratified TELKOM's consolidated financial statements at its annual general meeting on May 9, 2003.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     The Company's Financial Statements for the year 1998, and the Company's Consolidated Financial Statements for the year 1999, were audited by Prasetio, Utomo & Co., the member firm of Arthur Andersen & Co. SC in Indonesia. The Company's Consolidated Financial Statements for the years 2000 and 2001 were audited by Hans Tuanakotta & Mustofa, a member firm of Deloitte Touche Tohmatsu. Such Financial Statements and the Company's Unaudited Consolidated Financial Statements for the year 2002 were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Summary of Material Differences between Indonesian GAAP and U.S. GAAP" and Notes 57, 58 and 59 to the Company's Unaudited Consolidated Financial Statements, which provide a description of the material differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the approximate amount of U.S. GAAP net income and stockholders' equity of the Company for and as of the end of each of the periods indicated in the Unaudited Consolidated Financial Statements.

     For the year 2002, six companies were consolidated within the Company's Unaudited Consolidated Financial Statements, namely: PT Telekomunikasi Selular ("Telkomsel", 65.0%), PT Dayamitra Telekomunikasi ("Dayamitra", 90.32%), PT Indonusa Telemedia ("Indonusa", 57.5%), PT Infomedia Nusantara ("Infomedia", 51%), PT Graha Sarana Duta ("GSD", 99.99%), and PT Pramindo Ikat Nusantara ("Pramindo", 30.0%).

     The following tables set forth a summary of the unaudited financial information of TELKOM as at and for the years specified. This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and is qualified in its entirety by reference to, TELKOM's Unaudited Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report.

                                                                 YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1998       1999       2000       2001       2002
                                                  --------   --------   --------   --------   ---------
                                                  (RP. IN BILLION, EXCEPT FOR DATA RELATING TO SHARES,
                                                                   DIVIDENDS AND ADS)
UNAUDITED CONSOLIDATED INCOME STATEMENT DATA
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
                                                                     (RP. IN BILLION)
UNAUDITED CONSOLIDATED BALANCE SHEET DATA
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

---------------

Notes:
(1) By considering growth of business segment in 2002, TELKOM presented its Operating Revenues in more detail than previous years namely Fixed Lines Revenues, Cellular Revenues, Joint Operation Schemes Revenues, Interconnection Revenues, Network Revenues, Data and Internet Revenues, Revenues under Revenue Sharing Arrangements and Other Telecommunications Services Revenues. For the comparability purpose, TELKOM also presented the previous years figures in the same items as the 2002 presentation.
(2) Includes current maturities of long-term debt.
(3) Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp. 500 and 10,079,999,639 Series B shares having a par value of Rp. 500 from an authorized capital stock comprising of one series A Dwiwarna share and 39,999,999,999 Series B shares.
(4) U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of early retirement benefits, foreign exchange differences on property under construction, interest capitalized on property under construction, revenue sharing arrangements, revaluation of property, plant and equipment, deferred tax on the Company's share of net income of domestic subsidiaries, pension, share of the Company's net income of associated companies, amortization of land rights and stock issuance costs, employee bonuses and depreciation of equipment to be installed. See Notes 57, 58 and 59 to the Company's Unaudited Consolidated Financial Statements.

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

C.  REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.  RISK FACTORS

THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE UNAUDITED

     The firm TELKOM engaged to perform its audit for the year ended December 31, 2002, Grant Thornton Eddy Pianto (recently renamed KAP Jimmy Budhi), did not:

     - subject its audit work on TELKOM's consolidated financial statements to the quality control procedures of an associated firm that is a member of the AICPA's SEC Practice Section; or

     - undergo and complete the credentialing process of the SEC's Office of Chief Accountant, which requires that an independent accounting firm demonstrate to the SEC's staff its competence and expertise in applying U.S. generally accepted accounting principles, U.S. generally accepted auditing standards, SEC financial reporting rules and regulations and SEC independence requirements.

As a result, the independent accounting firm that TELKOM engaged to perform the audit work for 2002 does not meet the SEC's qualification standards for audit firms, and accordingly, TELKOM's consolidated financial statements are not audited for the purposes of this annual report, which must comply with SEC standards. To reflect this, TELKOM has removed the 2002 audit reports from this annual report and identified the consolidated financial statements throughout this annual report as "unaudited".

     In addition, the independent accounting firm retained to audit the 2002 financial statements of TELKOM's subsidiary Telkomsel, Kantor Akuntan Publik Drs. Hadi Sutanto & Rekan, has not authorized the inclusion of its 2002 audit report in this annual report, and TELKOM is therefore removing that audit report from this annual report. In a letter addressed to TELKOM's auditor, Telkomsel's auditor explained that it had not been able to authorize the inclusion of its 2002 audit report on Telkomsel principally because TELKOM's auditor did not meet the SEC's qualification standards for audit firms. Furthermore, failure by TELKOM'S auditor to obtain proper authorization from Telkomsel's auditor before issuing TELKOM's audit report is another reason for the removal of TELKOM's 2002 audit report from this annual report. U.S. generally accepted auditing standards require a principal auditor to qualify or disclaim an opinion on the financial statements taken as a whole if the principal auditor is unable to rely on the work of another auditor involved in the audit.

     The staff of the SEC has informed TELKOM that:

     - In its view, because of the deficiencies in the 2002 audit reports described above, this annual report does not comply with U.S. securities laws and SEC rules;

     - In its view, TELKOM's May 27, 2003 press release (filed with the SEC on Form 6-K on May 28, 2003) describing this annual report and TELKOM's correspondence with the SEC regarding the deficiencies in this annual report grossly understates the nature and severity of the staff's concerns regarding these matters; and

     -  These matters have been referred to the SEC's Division of Enforcement;

     As a result of the deficiencies in this annual report described above and the SEC review and possible enforcement action relating to this annual report and to TELKOM's May 27, 2003 press release:

     - TELKOM may be subject to liability for failure to comply with U.S. securities laws and SEC rules in an enforcement action by the SEC; TELKOM cannot at this time predict what if any action the SEC might take against TELKOM, but any such actions could result in monetary penalties, actions taken against TELKOM's commissioners and directors and suspension of trading or de-listing of TELKOM's American Depositary Shares, or ADSs, on the New York Stock Exchange; any of the foregoing could have a material adverse impact on TELKOM and on the market price and liquidity of TELKOM's ADSs;

     - TELKOM is required to file another amended annual report that fully complies with SEC rules; because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act;

     - The other exchanges on which TELKOM's equity securities are listed -- the London Stock Exchange and the Jakarta and Surabaya stock exchanges -- or the securities regulators in those exchanges' jurisdictions could decide to suspend trading or de-list TELKOM's securities or otherwise initiate their own reviews, investigations or enforcement actions;

     - Until TELKOM is able to file an amended annual report that contains SEC-compliant audited consolidated financial statements and that otherwise fully complies with SEC rules, TELKOM's chief executive officer and chief financial officer will not be able to make the certifications required in this annual report under sections 302 and 906 of the Sarbanes-Oxley Act of 2002; and

     - Until this annual report complies with SEC requirements and until matters with the SEC are resolved, TELKOM expects that its ability to access international capital markets will be materially hampered.

     In addition, an SEC enforcement action, a de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended annual report that complies with SEC regulations by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

     TELKOM's management is currently investigating other possible ramifications of the deficiencies in this annual report and its May 27, 2003 press release.

     Failure by TELKOM in meeting its ultimate goals of filing an amended annual report that fully complies with SEC requirements and of otherwise achieving full compliance could have a material adverse impact on TELKOM and the market price and liquidity of TELKOM's ADSs.

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

     The Company also has several ongoing network developments projects, which include the development of: (i) fiber optic backbone infrastructure in Sumatra to provide additional backbone capacity and extends to Batam, which will facilitate connections in the future from Batam to Singapore; (ii) fiber optic regional junction in Surabaya, East Java. TELKOM has finished detail survey and is currently conducting design review; and (iii) fiber optic regional junction in greater Jakarta. See Notes 52h and 52s to Unaudited Financial Statements.

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

                                                       STATUS
                       ----------------------------------------------------------------------
   KSO I (SUMATRA)     TELKOM and the shareholders of Pramindo, the KSO I Investor entered into the conditional sale and purchase agreement dated as of April 19,
                       2002, pursuant to which TELKOM will acquire all of the shares of
                       Pramindo (the "Pramindo Sale Shares") from the shareholders of
                       Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara,
                       Indosat, Marubeni Corporation, International Finance Corporation
                       ("IFC") and NMP Singapore Pte. Ltd. The aggregate purchase price is represented by a payment of approximately US$9.3 million, which was made after the release of certain share pledges, and the issue by
                       TELKOM of promissory notes with an aggregate face value of approximately US$372.2 million, plus an amount representing interest on a certain component of the purchase price, paid or to be paid in 10 unequal quarterly instalments beginning September 15, 2002.

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

 KSO III (WEST JAVA    TELKOM and the shareholders of AriaWest (the "AriaWest Shareholders"),
     AND BANTEN)       the KSO III Investor, entered into a conditional sale and purchase agreement dated as of May 8, 2002 (the "AriaWest Purchase Agreement"), pursuant to which TELKOM agreed to (a) acquire all of the shares of
                       AriaWest (the "AriaWest Shares"), and (b) guarantee certain debt obligations of AriaWest, subject to the restructuring of such debt obligations. The aggregate purchase price is represented by a payment of US$20 million to be made promptly after the receipt on or before
                       May 17, 2002 of certain moneys to be received by TELKOM from the KSO
                       III Unit, a further payment of US$24.5 million to be made at closing and the issue by TELKOM of promissory notes with an aggregate face value of US$120 million to be paid in 11 equal semi-annual instalments beginning six months after the closing date. In addition, upon closing, TELKOM will contemporaneously (i) purchase the AriaWest
                       Shares and (ii) AriaWest have agreed to enter into a settlement agreement that will permanently settle the pending arbitration proceeding between TELKOM and AriaWest relating to the KSO III Unit.
                       See "Item 7 -- Material Litigation". The closing of the transaction is subject to various conditions precedent, including the approval of the transaction from an extraordinary general meeting of shareholders of
                       TELKOM on June 4, 2002, the restructuring of AriaWest's loan agreement on terms acceptable to TELKOM and the receipt of certain tax clearance from the tax authority. TELKOM obtained approval from its shareholders on June 21, 2002.

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

KSO IV (CENTRAL JAVA)  The Sale and Purchase Agreements of KSO IV Business and Assets was
                       terminated as of January 31, 2002 as certain condition precedents set forth in the Agreement were not satisfied. As a result of the termination of the KSO IV transaction TELKOM became obligated to pay, and paid, to Indosat the remaining balance of the purchase price in certain other related cross-ownership transactions between TELKOM and
                       Indosat amounting to US$375 million, as such balance was originally intended to be set off from the proceeds from Indosat to TELKOM of the sale of the KSO IV business and asset.

                       TELKOM and the shareholders of PT Mitra Global Telekomunikasi
                       Indonesia ("MGTI"), the KSO IV Investor, are presently in the early stages of negotiations for the sale of shares of MGTI to TELKOM.

 KSO VI (KALIMANTAN)   As of May 17, 2001, TELKOM had acquired 90.32% of the issued and fully paid shares of Dayamitra, the KSO VI Investor, for approximately
                       US$130.9 million, and also purchased a call option and granted a put option with respect to the remaining shares of Dayamitra. An initial payment of US$18.3 million was paid on the closing date of the transaction on May 17, 2001, US$8.9 million was paid on August 10,
                       2001 as an adjustment to the purchase price based on Dayamitra's adjusted working capital, with the balance of US$103.6 million to be paid through an escrow account in eight quarterly instalments of
                       US$13.0 million each between August 17, 2001 to May 17, 2003.

  KSO VII (EASTERN     On June 11, 2002, TELKOM and PT Bukaka SingTel International ("Bukaka
     INDONESIA)        SingTel"), the KSO VII Investor, have signed an MOU that allows both parties to build additional new lines in the KSO VII region under certain terms and conditions including certain revenue sharing arrangement. The agreement is intended to solve the issue relating to the development of KSO VII region prior to the termination of the construction period as stated on the KSO agreement, which had ended up to March 31, 1999. Under the agreement, Bukaka Singtel has is entitled to appoint the project investor.

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

     TELKOM is to be compensated for the loss of it's exclusivity rights. The nature and extent of compensation that is payable to TELKOM is subject to the approval of the Government. The Government fully consider the interest of TELKOM and Indosat shareholders. The Government has determined that compensation for TELKOM's termination of exclusivity right for fixed local and domestic long-distance telecommunication network shall be given in a form of an IDD license and in the approval of the reissuance of TELKOM's DCS1800 license to Telkomsel, while compensation for Indosat's exclusivity rights for IDD shall be given in the form of DCS 1800, local and domestic long-distance license. The Government has appointed a reputable Independent Appraisal to resolve difference of opinion regarding the value of the compensation. At present, the independent appraisal has finalized its work and has submitted the final result to the Government. However, as of the date of this Annual Report, TELKOM have not received any formal notice from the Government regarding the implementation of the compensation scheme due to early termination of exclusivity right for TELKOM and Indosat.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE UNAUDITED

     TELKOM is filing this amended annual report to:

     - remove the 2002 reports of TELKOM's auditors and the auditors of TELKOM's subsidiary, P.T. Telekomunikasi Selular, or Telkomsel;

     - identify the consolidated financial statements in this annual report as "unaudited" and indicate that TELKOM's consolidated financial statements have not been audited by an independent accounting firm qualified in accordance with SEC requirements;

     -  furnish you with an explanation of the foregoing;

     - describe the review by the SEC's Division of Corporation Finance of TELKOM's annual report and of TELKOM's public statements regarding its annual report, and the referral of these matters to the SEC's Division of Enforcement;

     - discuss the material consequences of the deficiencies in this annual report, of TELKOM's public statements regarding this annual report and of an SEC enforcement action regarding the same; and

     - describe TELKOM's plan to bring this annual report into full compliance with applicable SEC regulations.

     Explanation of TELKOM's removal of the 2002 audit reports and the identification of TELKOM's consolidated financial statements as "unaudited." The firm TELKOM engaged to perform its audit for the year ended December 31, 2002, Grant Thornton Eddy Pianto (recently renamed KAP Jimmy Budhi), did not:

     - subject its audit work on TELKOM's consolidated financial statements to the quality control procedures of an associated firm that is a member of the AICPA's SEC Practice Section; or

     - undergo and complete the credentialing process of the SEC's Office of Chief Accountant, which requires that an independent accounting firm demonstrate to the SEC's staff its competence and expertise in applying U.S. generally accepted accounting principles, U.S. generally accepted auditing standards, SEC financial reporting rules and regulations and SEC independence requirements.

     As a result, the independent accounting firm that TELKOM engaged to perform the audit work for 2002 does not meet the SEC's qualification standards for audit firms, and accordingly, TELKOM's consolidated financial statements are not audited for the purposes of this annual report, which must comply with SEC standards. To reflect this, TELKOM has removed the 2002 audit reports from this annual report and identified the consolidated financial statements throughout this annual report as "unaudited."

     TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. See "-- Compliance with Indonesian auditing standards" below.

     In addition, the independent accounting firm retained to audit the 2002 financial statements of TELKOM's subsidiary Telkomsel, Kantor Akuntan Publik Drs. Hadi Sutanto & Rekan, has not authorized the inclusion of its 2002 audit report in this annual report, and TELKOM is therefore removing that audit report from this annual report. In a letter addressed to TELKOM's auditor, Telkomsel's auditor explained that it had not been able to authorize the inclusion of its 2002 audit report on Telkomsel principally because TELKOM's auditor did not meet the SEC's qualification standards for audit firms. Furthermore, failure by TELKOM's auditor to obtain proper authorization from Telkomsel's auditor before issuing TELKOM's audit report is another reason for the removal of TELKOM's 2002 audit report from this annual report. U.S. generally accepted auditing standards require a principal auditor to qualify or disclaim an opinion on the financial statements taken as a whole if the principal auditor is unable to rely on the work of another auditor involved in the audit.

     SEC review of this annual report and possible enforcement action. The staff of the SEC has informed TELKOM that:

     - In its view, because of the deficiencies in the 2002 audit reports described above, this annual report does not comply with U.S. securities laws and SEC rules;

     - In its view, TELKOM's May 27, 2003 press release (filed with the SEC on Form 6-K on May 28, 2003) describing this annual report and TELKOM's correspondence with the SEC regarding the deficiencies in this annual report grossly understates the nature and severity of the staff's concerns regarding these matters; and

     -  These matters have been referred to the SEC's Division of Enforcement;

     Material consequences. As a result of the deficiencies in this annual report described above and the SEC review and possible enforcement action relating to this annual report and to TELKOM's May 27, 2003 press release:

     - may be subject to liability for failure to comply with U.S. securities laws and SEC rules in an enforcement action by the SEC; TELKOM cannot at this time predict what if any action the SEC might take against TELKOM, but any such actions could result in monetary penalties, actions taken against TELKOM's commissioners and directors and suspension of trading or de-listing of TELKOM's American Depositary Shares, or ADSs, on the New York Stock Exchange; any of the foregoing could have a material adverse impact on TELKOM and on the market price and liquidity of TELKOM's ADSs;

     - TELKOM is required to file another amended annual report that fully complies with SEC rules; because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible;

     - The other exchanges on which TELKOM's equity securities are listed -- the London Stock Exchange and the Jakarta and Surabaya stock exchanges -- or the securities regulators in those exchanges' jurisdictions could decide to suspend trading or de-list TELKOM's securities or otherwise initiate their own reviews, investigations or enforcement actions;

     - Until TELKOM is able to file an amended annual report that contains SEC-compliant audited consolidated financial statements and that otherwise fully complies with SEC rules, TELKOM's chief executive officer and chief financial officer will not be able to make the certifications required in this annual report under sections 302 and 906 of the Sarbanes-Oxley Act of 2002; and

     - Until this annual report complies with SEC requirements and until matters with the SEC are resolved, TELKOM expects that its ability to access international capital markets will be materially hampered.

     In addition, an SEC enforcement action, a de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended annual report that complies with SEC requirements by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of

TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

     TELKOM's management is currently investigating other possible ramifications of the deficiencies in this annual report and its May 27, 2003 press release.

     Compliance plan. TELKOM's board of commissioners, board of directors and audit committee have decided to take the following steps to bring this annual report into full compliance with SEC rules:

     - TELKOM will seek to have its consolidated financial statements audited by an audit firm qualified to perform an audit under U.S. securities laws and SEC rules and to have this audit firm issue an audit report; although TELKOM will endeavor to do this as expeditiously as possible, the number of firms currently qualified to do this in Indonesia is limited and several of them may not be able to perform the TELKOM audit due to conflicts of interest;

     - TELKOM intends to confirm that its auditor will obtain necessary authorization to use in this annual report the separate reports of the auditors of its subsidiaries whose audit reports are referred to in TELKOM's audit report included in its SEC-compliant annual report; and

     - TELKOM intends to make its annual report fully compliant with SEC rules and promptly thereafter file another amendment to this annual report with the SEC; however, because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible.

     In addition, TELKOM intends to undertake all necessary action to comply with any requirements of the stock exchanges on which TELKOM's equity securities are listed and of BAPEPAM and the other securities regulators having jurisdiction over TELKOM regarding the matters discussed in this section.

     Although TELKOM intends to follow through on each aspect of the foregoing compliance plan, TELKOM cannot assure you that it will succeed in meeting its ultimate goals of filing an amended annual report that fully complies with SEC requirements and of otherwise achieving full compliance. Failure to achieve full compliance could have a material adverse impact on TELKOM and the market price and liquidity of TELKOM's ADSs.

     Compliance with Indonesian auditing standards. TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. The shareholders ratified TELKOM's consolidated financial statements at its annual general meeting on May 9, 2003.

     The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of TELKOM for the three years ended December 31, 2000, 2001 and 2002 included elsewhere in this Annual Report. These unaudited financial statements were prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See Notes 57 through 59 to the unaudited consolidated financial statements for U.S. GAAP Reconciliation.

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

     See Note 2b to the unaudited consolidated financial statements. Unless otherwise noted, all figures presented in this discussion and analysis are presented on a consolidated basis and have been restated as noted.

  FOREIGN EXCHANGE TRANSLATIONS

     In the unaudited consolidated financial statements, the exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buying and selling rates published by Reuters in 2002 and Bridge Telerate in 2001. The buying and selling rates, applied respectively to monetary assets and liabilities, were Rp.10,400 and Rp.10,450 to U.S.$1.00 as of December 31, 2001, and Rp.8,940 and Rp.8,960 to U.S.$1.00 as of December 31, 2002. These rates differ from the rates used for convenience translations in this Annual Report, including in the tables appearing in the discussion and analysis below. See Note 2d and 3 to the unaudited consolidated financial statements and "Presentation of Information".

     The unaudited financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,913 to US$ 1 published by Reuters on March 14, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollars at this or any other rate of exchange.

TELKOM'S OPERATING REVENUES

     The following table sets out TELKOM's operating revenues, itemized according to main products and services, for the three years 2000 through 2002, with each item also expressed as a percentage of operating revenues:

                                                                  YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------------------------------
                                           2000                    2001                    2002                2002
                                   ---------------------   ---------------------   ---------------------   -------------
                                   RP. (BILLION)     %     RP. (BILLION)     %     RP. (BILLION)     %     US$ (MILLION)
UNAUDITED OPERATING REVENUES
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

     Fixed line telephone revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                        2000                   2001                   2002               2002
                                --------------------   --------------------   --------------------   -------------
                                RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED FIXED LINE TELEPHONE
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

     Cellular telephone revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                        2000                   2001                   2002               2002
                                --------------------   --------------------   --------------------   -------------
                                RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED CELLULAR TELEPHONE
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

     KSO Revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                        2000                   2001                   2002               2002
                                --------------------   --------------------   --------------------   -------------
                                RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED KSO REVENUES
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

  DATA AND INTERNET REVENUES

     Data and Internet revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------
                                      2000                   2001                   2002               2002
                              --------------------   --------------------   --------------------   -------------
                              RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED DATA AND INTERNET
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
                                 ======       ====      =======      ====      =======      ====       =====

  NETWORK REVENUES

     Network revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------
                                      2000                   2001                   2002               2002
                              --------------------   --------------------   --------------------   -------------
                              RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED NETWORK REVENUE
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

TELKOM'S OPERATING EXPENSES

     The following table sets out TELKOM's operating expenses, itemized according to functional type, for the three years 2000 through 2002, with each item also expressed as a percentage of operating revenues:

                                                            YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------
                                       2000                   2001                   2002               2002
                               --------------------   --------------------   --------------------   -------------
                               RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED OPERATING EXPENSES
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
                                  =======      ====      =======      ====     ========      ====      =======

  DEPRECIATION

     Depreciation expense relates to TELKOM's property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing the month after such assets were placed into service. See notes 2j and 14 to the Unaudited Consolidated Financial Statements.

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

  OPERATION, MAINTENANCE AND TELECOMMUNICATIONS SERVICES EXPENSE

     Operation, maintenance and telecommunications services expense for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                          YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------
                                     2000                   2001                   2002               2002
                             --------------------   --------------------   --------------------   -------------
                             RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED OPERATION,
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

     Personnel expense for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                          YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------
                                     2000                   2001                   2002               2002
                             --------------------   --------------------   --------------------   -------------
                             RP. (BILLION)    %     RP. (BILLION)    %     RP. (BILLION)    %     US$ (MILLION)
UNAUDITED PERSONNEL EXPENSE
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

     General and administrative expenses for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

                                                           YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------
                                     2000                   2001                   2002                2002
                             --------------------   --------------------   --------------------   --------------
                             RP. (BILLION)     %    RP. (BILLION)     %    RP. (BILLION)     %    US$ (MILLION)
UNAUDITED GENERAL AND
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
                                 =====        ===      =======       ===      =======       ===       =====

  MARKETING EXPENSE

     Marketing expenses consist of advertising, customer education, promotions and customer research expenses.

                                                           YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------
                               AS RESTATED 2000             2001                   2002                2002
                             --------------------   --------------------   --------------------   --------------
                             RP. (BILLION)     %    RP. (BILLION)     %    RP. (BILLION)     %    US$ (MILLION)
UNAUDITED MARKETING EXPENSE
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

     - total radio frequency usage charges (consolidated) increased by Rp.196.8 billion, mainly contributed from the increase in Telkomsel by Rp.131 billion (US$14.7 million) or 221%, in line with the 74.6% increase in the number of BTS from 1,995 in 2001 to 3,483 in 2002;

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

     - Rp.101.8 billion (US$9.8 million) in income from gain on the swap share transactions (see Note 11 to the unaudited consolidated financial statements), for which there was no equivalent amount in 2000;

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

RECONCILIATION TO U.S. GAAP

     TELKOM prepares its financial statements in accordance with Indonesian GAAP, and prepares a reconciliation of net income and equity in accordance with the requirements of the U.S. Securities and Exchange Commission. The following table sets out net income for the years ended, and equity as of, December 31, 2000, 2001 and 2002 in accordance with Indonesian GAAP and U.S. GAAP:

                                                              YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                               2000            2001            2002            2002
                                           -------------   -------------   -------------   -------------
                                           RP. (BILLION)   RP. (BILLION)   RP. (BILLION)   US$ (MILLION)
UNAUDITED NET INCOME IN ACCORDANCE WITH:
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
                                           RP. (BILLION)   RP. (BILLION)   RP. (BILLION)   US$ (MILLION)
UNAUDITED EQUITY IN ACCORDANCE WITH:
Indonesian GAAP..........................    14,909.2         9,323.6        15,899.2        1,783.8
U.S. GAAP................................    14,146.2         8,240.6        15,745.2        1,766.5

     Note 57 to the unaudited consolidated financial statements summarizes the material differences between Indonesian GAAP and U.S. GAAP as they pertain to TELKOM's unaudited financial statements. Note 58 to the unaudited consolidated financial statements sets out the reconciliation of net income and equity.

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

     As discussed under the heading "The Consolidated Financial Statements in this Annual Report are Unaudited" at the beginning of this amended annual report and in Item 3.D. -- Risk Factors, an SEC enforcement action with respect to the deficiencies in this annual report or with respect to TELKOM's May 27, 2003 press release discussing this annual report, a related de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended annual report that complies with SEC requirements by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

NET CASH FLOWS

     The following table sets forth information concerning TELKOM's consolidated cash flows, as set out in (and prepared on the same basis as) the unaudited consolidated financial statements, except for foreign exchange convenience translations (see "-- Basis of Presentation -- Foreign Exchange Translations"):

                                                              YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                   2000       2001       2002           2002
                                                 --------   --------   --------   ----------------
                                                        (RP. IN BILLION)          (US$ IN MILLION)
Unaudited Net cash flows:
  from operating activities....................   6,875.8    7,012.6   10,460.3       1,173.6
  from investing activities....................  (4,801.6)  (6,039.2)  (5,259.5)       (590.1)
  from financing activities....................  (2,110.0)  (1,662.8)  (3,145.9)       (353.0)
Unaudited Change in cash and cash
  equivalents..................................     (35.8)    (689.4)   2,054.9         230.5
Unaudited Cash and cash equivalents, beginning
  of period....................................   4,369.5    4,333.7    3,644.2         408.9
Unaudited Cash and cash equivalents, end of
  period.......................................   4,333.7    3,644.2    5,699.1         639.4

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

LONG-TERM INDEBTEDNESS

     Consolidated total long-term indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loan and liability for cross-ownership transactions) and short-term bank loan at December 31, 2000, 2001 and 2002, was as follows:

                                                                    AT DECEMBER 31,
                                                        ----------------------------------------
                                                          2000       2001     2002(1)    2002(1)
                                                        --------   --------   --------   -------
(UNAUDITED)                                                  (RP. IN BILLION)(2)           US$
Indonesian Rupiah.....................................   4,327.7    6,890.6    4,606.5     700.3
U.S. Dollar(2), (3)...................................   4,187.9    5,660.7    6,241.4     516.8
Japanese Yen(4).......................................   1,502.8    1,452.1    1,358.9     152.5
French Franc(5).......................................     264.2      190.9      157.5      17.7
Others(6).............................................      82.2       70.3       58.3       6.5
                                                        --------   --------   --------   -------
          Total.......................................  10,364.8   14,264.6   12,422.6   1,393.8
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

     TELKOM is required to make monthly deposits of US$6.3 million into an escrow account for the purpose of funding the foregoing amounts and certain indebtedness of Dayamitra. See "-- Overview -- Changes in TELKOM's Business -- Acquisition of 90.32% Interest in Dayamitra and Tomen Option" and Note 5 to the Unaudited Consolidated Financial Statements.

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

  Bridging Facility.

     The bridging facility is repayable in semi-annual instalments from 2000 through 2005. Aggregate scheduled annual repayments of principal under the loans in 2003, 2004 and 2005 are US$4.7 million, US$5.9 million, and US$0.06 million, respectively. This loan is secured by an assignment of KSO revenues and bank accounts, fiduciary transfer of Dayamitra's movable assets, assignment of proceeds of early termination of the KSO license by TELKOM and assignment of insurance proceeds. The loan bears interest at LIBOR plus 4%. See Note 22 to the unaudited consolidated financial statements.

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

  EXCHANGE RATE SENSITIVITY

     TELKOM's exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the two-step loans from the Government and are expressed in U.S. Dollars, Japanese Yen, French Franc, Deutsche Mark and Netherlands Guilder. For a description of TELKOM's foreign currency assets and liabilities, see Note 54 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.

  INTEREST RATE SENSITIVITY

     TELKOM's exposure to interest rate fluctuations results primarily from floating rate long-term indebtedness pursuant to two-step loans from the Government used to finance TELKOM's capital expenditures and which bear interest at rates based on the average for the preceding six months for three month certificates issued by Bank Indonesia, and from floating rate long-term indebtedness of TELKOM's consolidated subsidiary, Dayamitra, which bear interest at LIBOR plus a certain percentage ranging from 1.0% to 4.5% per annum. See Notes 24, 25, 26, and 29 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report. To the extent interest rates in Indonesia fluctuate significantly, TELKOM's interest obligations under its long-term indebtedness may decrease.

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

  IDR Bond Issuance

     See: "Item 5 B Liquidity and Capital Resources -- Long-term Indebtedness"

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The following summarizes TELKOM's contractual cash obligations at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

                                                   PAYMENT DUE BY PERIOD (IN MILLION RUPIAH)
                                          ------------------------------------------------------------
                                                     LESS THAN
CONTRACTUAL OBLIGATION (UNAUDITED)         TOTAL      1 YEAR     1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
----------------------------------        --------   ---------   ---------   ---------   -------------
Two-step loan(1)........................   8,530.6      836.1     1,728.9     1,434.1       4,531.5
Guaranteed notes(2).....................   1,337.5         --          --     1,337.5            --
Bonds(2)................................   1,000.0         --          --     1,000.0            --
Liability for acquisition of a
  subsidiary(3).........................     808.0      808.0                      --            --
Suppliers' credit loans(4)..............     338.7      163.1       175.6          --            --
Long-term bank loan(2)..................     247.4      162.1        85.3          --            --
Bridging loans(5).......................      95.5       42.1        53.4          --            --
Short-term bank loan....................      39.2       39.2          --          --            --
Project cost payable....................      15.5         --          --          --          15.5
Others..................................      10.2        9.0         1.2          --           9.3
                                          --------    -------     -------     -------       -------
          Total.........................  12,422.6    2,051.5     2,043.2     3,771.6       4,556.3
                                          ========    =======     =======     =======       =======

---------------

(1) Relates to a series of two-step loans from the Government. See "-- Liquidity and Capital Resources -- Long-Term Indebtedness -- Two-Step Loans" and Note 24 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report.
(2) See Note 28 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report.
(3) Includes capitalized interest of liabilities incurred in the acquisition of 90.32% equity interest in Dayamitra and 30% equity interest in Pramindo. See "-- Overview -- Changes in TELKOM's Business -- Acquisition of 90.32% interest in Dayamitra and Tomen Option" and Notes 5 and 27 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report.
(4) Relates to supplier and credit loans of Dayamitra guaranteed by TELKOM. See "-- Liquidity and Capital Resources -- Long-Term Indebtedness -- Dayamitra's Indebtedness" and Note 25 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report.
(5) Relates to a bridging facility of Dayamitra guaranteed by TELKOM. See
    "-- Liquidity and Capital Resources -- Long-Term Indebtedness -- Dayamitra's Indebtedness" and Note 26 to the Unaudited Consolidated Financial Statements included elsewhere in this Annual Report.

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

     The amounts recognized in TELKOM's unaudited consolidated financial statements related to pension and post-retirement benefits are determined on an actuarial basis, which utilizes many assumptions in the calculation of such amounts. A significant assumption used in determining TELKOM's net pension credit (income) and post-retirement expense is the expected long-term rate of return on pension fund assets. In 2002, TELKOM assumed an expected long-term rate of return on pension fund assets of 13% with a salary growth rate of approximately 6.0%.

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

  P SARTONO

     Mr. P Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. He joined TELKOM in 1990 and has held several positions at TELKOM including Head of Sub-directorate of Legal and Overseas Relations Corporate Secretary, as well as President Director of PT Telekomindo Primabhakti. Mr. P Sartono holds a degree in law from University of Indonesia and a Master of Management (Marketing) from IPWI Jakarta, and Master of Law from Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.

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

  AGUS HARYANTO

     Mr. Haryanto has been a Commissioner of TELKOM since June 21, 2002. In addition, he has served as the Secretary General of Department of Finance since 2002. Previously, Mr. Haryanto served in various positions in the Department of Finance. Mr. Haryanto graduated with a degree in Law from University of Indonesia, an MA and Phd degree in Economics from University of Colorado, USA.

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

  SURYATIN SETIAWAN

     Mr. Setiawan has been the Director of Telecommunications Network Business of TELKOM since June 21, 2002. Previously, he served as head of TELKOM's Research and Technology Division from 1995 to 2001. In addition, Mr. Setiawan previously served as the President Commissioner for Telkomsel. Mr. Setiawan graduated with a degree in Electrical Engineering from Bandung Institute of Technology.

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

     The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; participating in or disposing of other capital investments; establishing subsidiaries; entering into licensing agreements, management contracts or similar agree-ments with other entities for a period of more than one year; selling or otherwise disposing of fixed assets; ceasing to collect or writing off bad debts from the Company's books or inventory in excess of the amount stipulated by the Board of Commissioners; binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and assuming or granting intermediate or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company's work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 5% or more of the Company's revenues or 10% or more of stockholders' equity or such other amount as specified in Indonesian capital market regulations must be authorized by the shareholders at the general meeting of shareholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.

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

     TELKOM'S mandatory retirement age for all employees is 56. Upon reaching 56, employees and their dependents are entitled to a pension under a defined benefit plan depending on their length of service to TELKOM. The amount of the pension entitlement is based on the employee's years of service and salary level upon retirement and is transferable to dependents upon the employee's death. The main sources of pension fund are the contributions from the employees and TELKOM. Employees contribute 8.4% of basic salary and TELKOM contributes the remaining amount required to fund the plan. TELKOM's contributions to the pension fund were Rp.228.5 billion, Rp.129.3 billion and Rp.327.8 billion (US$36.8), respectively, for the years ended 2000, 2001 and 2002. See Note 45 to the Unaudited Consolidated Financial Statements.

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

     TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 and have 20 years of service, will be funded by TELKOM Healthcare Foundation; (ii) for employees hired after November 1, 1995, will be insuranced by Company through Insurance Company. TELKOM's contributions to the plan were Rp.82.9 billion, Rp.40.3 billion and Rp.55 billion (US$6.2), respectively, for 2000, 2001, and 2002. See Note 46 to the Unaudited Consolidated Financial Statements.

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

B.  RELATED PARTY TRANSACTIONS

     TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 47 to the Company's Unaudited Consolidated Financial Statements. The most significant of these transactions include:

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

C.  INTEREST OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  UNAUDITED CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 17. Unaudited Financial Statements" incorporated herein by reference.

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

B.  SIGNIFICANT CHANGES

     See the important disclosures made at the beginning of this amended annual report under the heading "The Consolidated Financial Statements in this Annual Report are Unaudited" and at the beginning of Item 3.D. -- Risk Factors for information regarding the deficiencies in this annual report and the possible consequences of those deficiencies and TELKOM's recent public statements regarding the same.

     At TELKOM's May 9, 2003 annual general meeting of shareholders, a dividend of approximately Rp. 3,338,110 million, or Rp. 331.16 per share, was declared for 2002 and is to be paid on June 12, 2003.

     Also, see Note 56 to the Company's Unaudited Consolidated Financial Statements for information relating to material subsequent events occurring after December 31, 2002.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

     The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.

                            SHARE PRICE INFORMATION

                                                              PRICE PER SHARE
                                                              ---------------
CALENDAR YEAR                                                  HIGH     LOW
-------------                                                 ------   ------
                                                                (IN RUPIAH)
1998........................................................  4,629    1,204
1999........................................................  4,629    2,407
2000........................................................  4,350    2,025
First Quarter...............................................  4,350    3,325
Second Quarter..............................................  3,775    2,675
Third Quarter...............................................  3,325    2,600
Fourth Quarter..............................................  2,890    2,025
2001........................................................  3,400    1,825
First Quarter...............................................  3,150    1,775
Second Quarter..............................................  3,200    2,175
Third Quarter...............................................  3,525    2,650
Fourth Quarter..............................................  3,250    2,425

                                                              PRICE PER SHARE
                                                              ---------------
CALENDAR YEAR                                                  HIGH     LOW
-------------                                                 ------   ------
                                                                (IN RUPIAH)
2002
First Quarter...............................................  4,300    2,825
Second Quarter..............................................  4,725    3,700
Third Quarter...............................................  3,900    3,125
Fourth Quarter..............................................  4,000    2,350
  October...................................................  3,450    2,350
  November..................................................  3,550    3,000
  December..................................................  4,000    3,450
2003
First Quarter
  January...................................................  3,800    3,225
  February..................................................  3,700    3,300
  March.....................................................  3,750    3,150

     On December 27, 2002 (at last trading in JSX), the closing price for a share of Common Stock was Rp.3,850.

     The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.

                             ADS PRICE INFORMATION

                                                               PRICE PER ADS      PRICE PER ADS
                                                                  (NYSE)              (LSE)
                                                              ---------------    ---------------
CALENDAR YEAR                                                  HIGH      LOW      HIGH      LOW
-------------                                                 ------    -----    ------    -----
                                                              (IN US DOLLAR)     (IN US DOLLAR)
1998........................................................   9.78     2.49      9.77     2.38
1999........................................................  13.63     5.27     13.17     5.37
2000........................................................  12.00     4.13     12.15     4.27
First Quarter...............................................     12      9.1      12.1      9.2
Second Quarter..............................................    9.7      6.4       9.6      6.4
Third Quarter...............................................    8.0      5.9       7.9      6.1
Fourth Quarter..............................................    6.3      4.1       6.4      4.3
2001........................................................   7.06     3.65      7.05     3.80
First Quarter...............................................    6.7      4.0       6.5      3.9
Second Quarter..............................................    5.6      3.7       5.6      3.8
Third Quarter...............................................    7.1      5.5       7.1      5.5
Fourth Quarter..............................................    5.8      4.7       6.1      4.8
2002........................................................   9.77     5.56      9.82     5.27
First Quarter...............................................    8.6      5.5       8.6      5.5
Second Quarter..............................................    9.8      8.4       9.8      8.4
Third Quarter...............................................    8.7      7.0       8.7      7.1
Fourth Quarter..............................................    8.9      5.6       8.9      5.3
  October...................................................    7.8      5.3       7.4      5.3
  November..................................................    7.9      6.4       7.8      6.6
  December..................................................    8.5      7.6       8.8      7.8

                                                               PRICE PER ADS      PRICE PER ADS
                                                                  (NYSE)              (LSE)
                                                              ---------------    ---------------
CALENDAR YEAR                                                  HIGH      LOW      HIGH      LOW
-------------                                                 ------    -----    ------    -----
                                                              (IN US DOLLAR)     (IN US DOLLAR)
2003........................................................   8.44     7.30      8.53     7.27
First Quarter
  January...................................................   8.41     7.71      8.37     7.52
  February..................................................   8.15     7.50      8.17     7.52
  March.....................................................   8.44     7.30      8.53     7.27

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

  INTEREST RATE SENSITIVITY

     The Company's exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program which have been used to finance the Company's capital expenditures which bears interest at rates based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1%, and from floating rate long-term debts of the Company's consolidated subsidiary, Dayamitra, which bear interests at LIBOR plus a certain margin of 4% and 4.5% per annum. See Notes 24, 25 and 26 to the Company's Unaudited Consolidated Financial Statements. To the extent interest rates in Indonesia fluctuate significantly, as they did from 13.95% in early 2002 to approximately 10.95% in early 2003, the Company's interest obligations under its long-term debt could increase.

     The table below provides information about the Company's material financial instruments that are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company's reporting currency. The instrument's actual cash flows are denominated in Rupiah, U.S. Dollar, Netherlands Guilder, French Franc, Deutsche Mark, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions:
(i) fixed interest rates on Rupiah time deposits are based on average interest rates offered in effect as of March 14, 2003 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2002 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia; (iii) variable interest rates on U.S. Dollar and French Franc are based on interest rates offered by the various lending institutions to the Republic of Indonesia as of December 31, 2002; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2002. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the Company's Unaudited Consolidated Financial Statements, and accordingly amounts shown in the table may vary from amounts shown in the Company's Unaudited Consolidated Financial Statements.

                                OUTSTANDING BALANCE AS AT
                                    DECEMBER 31, 2002
                             --------------------------------               EXPECTED MATURITY DATE
                                FOREIGN                                  -----------------------------
                               CURRENCY       RP. EQUIVALENT     RATE      2003       2004      2005
                             -------------   ----------------   ------   ---------   -------   -------
                             (IN THOUSAND)   (RP. IN MILLION)    (%)            (RP IN MILLION)
ASSETS (UNAUDITED)
FIXED RATE
Cash and Cash equivalents
  Time deposit
  Rupiah
    Principal..............                     2,137,419                2,137,419
    Interest...............                                     11.875
  U.S. Dollar
    Principal..............      364,826        3,261,550                3,261,550
    Interest...............                                      1.625
Temporary Investments
  Time deposits
  Rupiah
    Principal..............                     1,023,000                1,023,000
    Interest...............                                       11.0
  Available for Sale
    Securities
    Rupiah.................                        50,000                   50,000
LIABILITIES (UNAUDITED)
SHORT TERM BANK LOAN(1)
  U.S. Dollar
    Principal..............        4,385           39,205                   39,205
    Interest...............                                       7.03       1,449


                                 EXPECTED MATURITY DATE
                             -------------------------------
                              2006       2007      2008-2025
                             -------   ---------   ---------
                                     (RP IN MILLION)
ASSETS (UNAUDITED)
FIXED RATE
Cash and Cash equivalents
  Time deposit
  Rupiah
    Principal..............
    Interest...............
  U.S. Dollar
    Principal..............
    Interest...............
Temporary Investments
  Time deposits
  Rupiah
    Principal..............
    Interest...............
  Available for Sale
    Securities
    Rupiah.................
LIABILITIES (UNAUDITED)
SHORT TERM BANK LOAN(1)
  U.S. Dollar
    Principal..............
    Interest...............

                                OUTSTANDING BALANCE AS AT
                                    DECEMBER 31, 2002
                             --------------------------------               EXPECTED MATURITY DATE
                                FOREIGN                                  -----------------------------
                               CURRENCY       RP. EQUIVALENT     RATE      2003       2004      2005
                             -------------   ----------------   ------   ---------   -------   -------
                             (IN THOUSAND)   (RP. IN MILLION)    (%)            (RP IN MILLION)
LONG-TERM DEBT(2)
VARIABLE RATE
  Rupiah
    Principal..............                     2,556,658                  320,134   308,165   277,336
    Interest...............                                      17.23     422,011   373,835   323,816
  French Franc
    Principal..............       36,539           44,071                    6,760     6,760     6,760
    Interest...............                                       8.45       2,988     2,425     1,850
  U.S. Dollar
    Principal..............      377,577        3,383,090                1,225,286   467,980   230,789
    Interest...............                                       7.52     193,324   159,439   131,264
FIXED RATE
  Rupiah
    Principal..............                     2,049,853                  117,368    93,111    72,609
    Interest...............                                      14.96     281,258   269,197   259,359
  French Franc
    Principal..............       94,011          113,389                   15.944    15.944    15.944
    Interest...............                                       7.33       8,023     6,862     5,718
  U.S. Dollar
    Principal..............      314,967        2,819,114                  384,034   171,705   180,647
    Interest...............                                       7.65     234,768   204,851   193,134
  Japanese Yen
    Principal..............   18,001,129        1,358,920                   28,306    57,290    86,275
    Interest...............                                       3.11      39,589    38,832    36,576
  Netherland Guilder
    Principal..............       16,237           58,293                   12,751    12,751    12,751
    Interest...............                                       7.65       3.482     2.670     1.843


                                 EXPECTED MATURITY DATE
                             -------------------------------
                              2006       2007      2008-2025
                             -------   ---------   ---------
                                     (RP IN MILLION)
LONG-TERM DEBT(2)
VARIABLE RATE
  Rupiah
    Principal..............  213,758     192,385   1,244,881
    Interest...............  281,055     248,473   1,240,431
  French Franc
    Principal..............    6,760       6,760      17,158
    Interest...............    1,281         712         143
  U.S. Dollar
    Principal..............  178,416     131,549   1,149,069
    Interest...............  113,114     100,008     388,529
FIXED RATE
  Rupiah
    Principal..............   68,934      68,934   1,628,896
    Interest...............  251,175     200,677     346,819
  French Franc
    Principal..............   15.944      15.944      51,393
    Interest...............    4,541       3,380       2,894
  U.S. Dollar
    Principal..............  180,647   1,264,323     637,757
    Interest...............  181,435     102,576     163,039
  Japanese Yen
    Principal..............   86,275      86,275   1,014,499
    Interest...............   34,003      31,429     254,744
  Netherland Guilder
    Principal..............   12,751       7,288
    Interest...............    1.023         203

---------------

Note:
(1) Long-term debt consists of loans which are subject to interest; namely two-step loans, suppliers' credit loans, bridging loans, and long-term bank loans, in each case including their current maturities. Long-term debt, for the purpose of this table, excludes liability for acquisition of a subsidiary which is subject to capitalized interest.

  EXCHANGE RATE SENSITIVITY

     The Company's exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in U.S. Dollar, Japanese Yen, French Franc, Deutsche Mark and Netherlands Guilder. For a description of the Company's foreign currency assets and liabilities, see Note 47 to the Company's Unaudited Consolidated Financial Statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.

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

                                    OUTSTANDING BALANCE
                                           AS AT
                                     DECEMBER 31, 2002
                                  -----------------------                       EXPECTED MATURITY DATE
                                   FOREIGN        RP.       ---------------------------------------------------------------
                                   CURRENCY    EQUIVALENT     2003       2004      2005      2006       2007      2008-2025
                                  ----------   ----------   ---------   -------   -------   -------   ---------   ---------
                                     (IN        (RP. IN                            (RP. IN MILLION)
                                  THOUSAND)     MILLION)
ASSETS (UNAUDITED)
Cash and Cash Equivalents
  U.S. Dollar...................    342,017    3,060,076    3,060,076
  Japanese Yen..................         36            3            3
  Euro..........................     25,305      237,148      237,148
Trade Accounts Receivable
  U.S. Dollar...................     17,400      155,717      155,717
Other Account Receivable
  U.S. Dollar...................      9,972       89,149       89,149
Other Current Asset
  U.S. Dollar...................      1,800       16,092       16,092
Advances and Other Noncurrent
  Assets U.S. Dollar............      7,041       62,950       62,950
Unearned revenue
  U.S. Dollar...................        220        1,972        1,972
  Euro..........................          3           25           25
Escrow Account
  U.S. Dollar...................     33,235      297,118      297,118
LIABILITIES (UNAUDITED)
Trade Accounts Payable
  U.S. Dollar...................     94,699      848,069      848,069
  Japanese Yen..................     35,332        2,667        2,667
  Great Britain Pound
    Sterling....................        319        4,494        4,494
  Euro..........................     28,256      264,762      264,762
  Singapore Dollar..............          1            3            3
Other account payable
  U.S. Dollar...................          8           77           77
Accrued expenses
  U.S. Dollar...................     18,055      161,620      161,620
  Japanese Yen..................    252,601       19,069       19,069
  French Franc..................      3,514        4,238        4,238
  Netherland Guilder............        407        1,461        1,461
  Euro..........................      9,033       84,636       84,636
Long Term Debt(1)
  U.S. Dollar...................    692,544    6,202,204    1,609,302   639,685   411,436   359,063   1,395,872   1,786,826
  Japanese Yen..................  18,001,129   1,358,420       28,306    57,290    86,275    86,275      86,275   1,014,499
  Netherland Gulden.............     16,237       58,293       12,751    12,751    12,751    12,751       7,288          --
  Third Parties(2)
    French Franc................    130,550      157,406       22,704    22,704    22,704    22,704      22,704      68,551

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

SUMMARY OF MATERIAL DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

     The Company's unaudited consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain respects from U.S. GAAP. The material differences are described in the approximations in Notes 57 to the Company's Unaudited Consolidated Financial Statements.

     The material differences between Indonesian and U.S. GAAP as applied to the Company's unaudited consolidated income statements are in the treatment of termination benefits, foreign exchange differences on property under construction, interest capitalized on property under construction, revenue sharing arrangements, revaluation of property, plant and equipment, deferred tax on excess of financial reporting basis over tax basis of subsidiaries, pension, share in net income of associated companies, land rights, stock issuance costs, employee bonuses, equipment to be installed, revenue recognition, goodwill and capital lease. The cause of the differences are as discussed below:

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

ITEM 17.  UNAUDITED FINANCIAL STATEMENTS

     See pages F-1 through F-120 incorporated herein by reference.

ITEM 18.  UNAUDITED FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.  EXHIBITS

SUMMARY OF MATERIAL CONTRACTS:

10.1.   Procurement of Telkom -- 2 Satellite, No:K.TEL.
        191/HK.810/UTA-00/2002 dated: October 24th 2002*
10.2. Launch Service Agreement, No. K.TEL.198/HK.910/UTA-00/2002 dated 8th November 2002 between TELKOM and ARIANESPACE S.A.
        General.*
10.3.   Cooperation Agreement on PSTN Development, No. TELKOM:
        PKS.14 /HK.810/UTA-00/2002 dated FEBRUARY 8, 2003 between
        TELKOM and Consortium Olex -- Lucent -- Brimbun*

---------------

* Filed with original Annual Report on Form 20-F filed April 17, 2003.

        PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
The Consolidated Financial Statements in this Annual Report
  Are Unaudited.............................................    F-2
Unaudited Financial Statements
  1. Unaudited Consolidated Balance Sheets..................    F-7
  2. Unaudited Consolidated Statements of Income............   F-10
  3. Unaudited Consolidated Statements of Changes in
     Equity.................................................   F-11
  4. Unaudited Consolidated Statements of Cash Flows........   F-14
  5. Notes to Unaudited Consolidated Financial Statements...   F-16

   THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE UNAUDITED

     TELKOM is filing this amended annual report to:

     - remove the 2002 reports of TELKOM's auditors and the auditors of TELKOM's subsidiary, P.T. Telekomunikasi Selular, or Telkomsel;

     - identify the consolidated financial statements in this annual report as "unaudited" and indicate that TELKOM's consolidated financial statements have not been audited by an independent accounting firm qualified in accordance with SEC requirements;

     -  furnish you with an explanation of the foregoing;

     - describe the review by the SEC's Division of Corporation Finance of TELKOM's annual report and of TELKOM's public statements regarding its annual report, and the referral of these matters to the SEC's Division of Enforcement;

     - discuss the material consequences of the deficiencies in this annual report, of TELKOM's public statements regarding this annual report and of an SEC enforcement action regarding the same; and

     - describe TELKOM's plan to bring this annual report into full compliance with applicable SEC regulations.

     Explanation of TELKOM's removal of the 2002 audit reports and the identification of TELKOM's consolidated financial statements as "unaudited." The firm TELKOM engaged to perform its audit for the year ended December 31, 2002, Grant Thornton Eddy Pianto (recently renamed KAP Jimmy Budhi), did not:

     - subject its audit work on TELKOM's consolidated financial statements to the quality control procedures of an associated firm that is a member of the AICPA's SEC Practice Section; or

     - undergo and complete the credentialing process of the SEC's Office of Chief Accountant, which requires that an independent accounting firm demonstrate to the SEC's staff its competence and expertise in applying U.S. generally accepted accounting principles, U.S. generally accepted auditing standards, SEC financial reporting rules and regulations and SEC independence requirements.

     As a result, the independent accounting firm that TELKOM engaged to perform the audit work for 2002 does not meet the SEC's qualification standards for audit firms, and accordingly, TELKOM's consolidated financial statements are not audited for the purposes of this annual report, which must comply with SEC standards. To reflect this, TELKOM has removed the 2002 audit reports from this annual report and identified the consolidated financial statements throughout this annual report as "unaudited."

     TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. See "-- Compliance with Indonesian auditing standards" below.

     In addition, the independent accounting firm retained to audit the 2002 financial statements of TELKOM's subsidiary Telkomsel, Kantor Akuntan Publik Drs. Hadi Sutanto & Rekan, has not authorized the inclusion of its 2002 audit report in this annual report, and TELKOM is therefore removing that audit report from this annual report. In a letter addressed to TELKOM's auditor, Telkomsel's auditor explained that it had not been able to authorize the inclusion of its 2002 audit report on Telkomsel principally because TELKOM's auditor did not meet the SEC's qualification standards for audit firms. Furthermore, failure by TELKOM's auditor to obtain proper authorization from Telkomsel's auditor before issuing TELKOM's audit report is another reason for the removal of the 2002 audit report from TELKOM's annual report. U.S. generally accepted auditing standards require a principal auditor to qualify or disclaim an opinion on the financial statements taken as a whole if the principal auditor is unable to rely on the work of another auditor involved in the audit.

     SEC review of this annual report and possible enforcement action. The staff of the SEC has informed TELKOM that:

     - In its view, because of the deficiencies in the 2002 audit reports described above, this annual report does not comply with U.S. securities laws and SEC rules;

     - In its view, TELKOM's May 27, 2003 press release (filed with the SEC on Form 6-K on May 28, 2003) describing this annual report and TELKOM's correspondence with the SEC regarding the deficiencies in this annual report grossly understates the nature and severity of the staff's concerns regarding these matters; and

     -  These matters have been referred to the SEC's Division of Enforcement;

     Material consequences. As a result of the deficiencies in this annual report described above and the SEC review and possible enforcement action relating to this annual report and to TELKOM's May 27, 2003 press release:

     - may be subject to liability for failure to comply with U.S. securities laws and SEC rules in an enforcement action by the SEC; TELKOM cannot at this time predict what if any action the SEC might take against TELKOM, but any such actions could result in monetary penalties, actions taken against TELKOM's commissioners and directors and suspension of trading or de-listing of TELKOM's American Depositary Shares, or ADSs, on the New York Stock Exchange; any of the foregoing could have a material adverse impact on TELKOM and on the market price and liquidity of TELKOM's ADSs;

     - TELKOM is required to file another amended annual report that fully complies with SEC rules; because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible;

     - The other exchanges on which TELKOM's equity securities are listed -- the London Stock Exchange and the Jakarta and Surabaya stock exchanges -- or the securities regulators in those exchanges' jurisdictions could decide to suspend trading or de-list TELKOM's securities or otherwise initiate their own reviews, investigations or enforcement actions;

     - Until TELKOM is able to file an amended annual report that contains SEC-compliant audited consolidated financial statements and that otherwise fully complies with SEC rules, TELKOM's chief executive officer and chief financial officer will not be able to make the certifications required in this annual report under sections 302 and 906 of the Sarbanes-Oxley Act of 2002; and

     - Until this annual report complies with SEC requirements and until matters with the SEC are resolved, TELKOM expects that its ability to access international capital markets will be materially hampered.

     In addition, an SEC enforcement action, a de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended annual report that complies with SEC requirements by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

     TELKOM's management is currently investigating other possible ramifications of the deficiencies in this annual report and its May 27, 2003 press release.

     Compliance plan. TELKOM's board of commissioners, board of directors and audit committee have decided to take the following steps to bring this annual report into full compliance with SEC rules:

     - TELKOM will seek to have its consolidated financial statements audited by an audit firm qualified to perform an audit under U.S. securities laws and SEC rules and to have this audit firm issue an audit report; although TELKOM will endeavor to do this as expeditiously as possible, the number of firms currently qualified to do this in Indonesia is limited and several of them may not be able to perform the TELKOM audit due to conflicts of interest;

     - TELKOM intends to confirm that its auditor will obtain necessary authorization to use in this annual report the separate reports of the auditors of its subsidiaries whose audit reports are referred to in TELKOM's audit report included in its SEC-compliant annual report; and

     - TELKOM intends to make its annual report fully compliant with SEC rules and promptly thereafter file another amendment to this annual report with the SEC; however, because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible.

     In addition, TELKOM intends to undertake all necessary action to comply with any requirements of the stock exchanges on which TELKOM's equity securities are listed and of BAPEPAM and the other securities regulators having jurisdiction over TELKOM regarding the matters discussed in this section.

     Although TELKOM intends to follow through on each aspect of the foregoing compliance plan, TELKOM cannot assure you that it will succeed in meeting its ultimate goals of filing an amended annual report that fully complies with SEC requirements and of otherwise achieving full compliance. Failure to achieve full compliance could have a material adverse impact on TELKOM and the market price and liquidity of TELKOM's ADSs.

     Compliance with Indonesian auditing standards. TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. The shareholders ratified TELKOM's consolidated financial statements at its annual general meeting on May 9, 2003.

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

HANS TUANAKOTTA & MUSTOFA

(LUDOVICUS SIGNATURE)
Ludovicus Sensi W, SE, MM, BAP
License No. 99.1.0705

February 28, 2002, except for Note 54 as to which the date is May 8, 2002

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002
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
                                                                ==========   ==========     =========

See accompanying notes to unaudited consolidated financial statements which are an integral part of the unaudited consolidated financial statements.

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

              UNAUDITED CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                           DECEMBER 31, 2001 AND 2002
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

See accompanying notes to unaudited consolidated financial statements which are an integral part of the unaudited consolidated financial statements.

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

              UNAUDITED CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                           DECEMBER 31, 2001 AND 2002
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
                                                                 ==========   ==========     =========

See accompanying notes to unaudited consolidated financial statements which are an integral part of the unaudited consolidated financial statements.

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
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
                                                          ==========   ==========   ==========     =========

See accompanying notes to unaudited consolidated financial statements which are an integral part
              of the unaudited consolidated financial statements.

                         PERUSAHAAN PERSEROAN (PERSERO)
                PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

             UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
            (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH)

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
                                      =========      =======        ==========     ==========

See accompanying notes to unaudited consolidated financial statements which are an integral part of the
                  unaudited consolidated financial statements

                         PERUSAHAAN PERSEROAN (PERSERO)
                PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

     UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
            (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH)

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
                               ==========      =======        ==========     ==========

See accompanying notes to unaudited consolidated financial statements which are an integral part of the
                  unaudited consolidated financial statements

                         PERUSAHAAN PERSEROAN (PERSERO)
                PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

     UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY -- (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
            (FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH)

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
                                    =======       =======        ==========     ==========

See accompanying notes to unaudited consolidated financial statements which are an integral part of the
                  unaudited consolidated financial statements

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
                                AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
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

         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
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

See accompanying notes to unaudited consolidated financial statements which are an integral part of the unaudited consolidated financial statements

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Unaudited Consolidated Financial Statement Presentation

     The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP"), which differ in certain respects with generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of significant differences and their approximate effects on net income and equity are set forth in Note 57 and 58.

     The unaudited consolidated financial statements also include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "U.S. SEC" see Note 59).

     The unaudited consolidated financial statements, except for the statements of cash flows, are prepared using the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

     The unaudited consolidated statements of cash flows are prepared using the direct method with classifications of cash flows into operating, investing and financing activities.

     The reporting currency used in the preparation of the unaudited consolidated financial statements is the Indonesian Rupiah ("Rp").

  b. Principles of Consolidation

     The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company consolidates subsidiaries over which it has control. The usual criterion for control is an ownership interest of more than 50%. The Company does not consolidate a subsidiary if control is expected to be temporary. Subsidiaries acquired that are accounted for using the purchase method are consolidated from the time the Company obtains control of such subsidiaries.

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

  u. Reclassification of Accounts

     Certain accounts in the 2001 financial statements have been reclassified to conform to the presentation of those accounts in the 2002 unaudited financial statements.

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

3. TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

     The unaudited financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,913 to US$1 published by Reuters on March 14, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollar at this or any other rate of exchange.

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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
                                                              =======   =======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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
                                                              ======    ======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                              ----------    =========      =======        ==========        ----------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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
                              ----------    =========      =======        ==========        ----------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                             ---------     ======       ======          ======          ---------

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     Total amortization of Rp205.828 million for the year ended December 31, 2002 was reported as other expense under "Other Income (Charges)" in the unaudited consolidated statements of income.

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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
                                                              =========   =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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
                                                              ======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                                                                ======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                                           ==============       ======         =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                                                      =========   ==========   ==========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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
                                                            =======   =======   =======

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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
                                                        =========   =========   =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

  a. Current Tax

     A reconciliation between income before tax from the unaudited consolidated statements of income and taxable income is as follows:

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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

     Current tax expense in the unaudited consolidated statements of income is as follows:

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                                                                        ==========                    ==========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

     A reconciliation between the total tax expense and the amounts computed by applying the effective tax rates to income before tax is as follows:

                                                      2000         2001         2002
                                                    ---------   ----------   ----------
                                                       RP           RP           RP
Income before tax per unaudited consolidated
  statements of income............................  4,789,200    6,687,289   12,342,574
Minority interest in subsidiaries' income before
  tax.............................................   (880,919)  (1,359,109)  (2,586,468)
Preacquisition loss of subsidiaries...............         --      108,080     (142,817)
                                                    ---------   ----------   ----------
Income before tax of the Company..................  3,908,281    5,436,260    9,613,289
                                                    ---------   ----------   ----------
Tax expense at effective tax rates:
  10% X Rp25 million in 2000 and 2001, and Rp50
     million in 2002..............................          3            5            5
  15% X Rp25 million in 2000 and 2001, and Rp50
     million in 2002..............................          4            8            8
  30% X Rp3,175,374 million in 2000, Rp3,908,231
     million in 2001 and Rp9,613,189 million in
     2002.........................................  1,172,469    1,630,848    2,883,957
                                                    ---------   ----------   ----------
Total.............................................  1,172,476    1,630,861    2,883,970
                                                    ---------   ----------   ----------
Tax effect of non-taxable income (nondeductible
  expenses):
  Net periodic post-retirement benefit cost.......     49,531       55,895       59,228
  Amortization of intangible assets...............         --       28,461       87,649
  Depreciation of property, plan and equipment
     under Revenue-Sharing Arrangements...........     29,215       24,251       21,697
  Amortization of deferred interest...............         --       23,970       22,474
  Repairs and maintenance on leased
     land/buildings...............................      8,539       18,028        7,076
  Employee benefits...............................      9,614       12,834       14,593
  Nondeductible expenses of KSO Units.............      5,177        8,228         (222)
  Share in net income of subsidiaries.............         --     (347,931)    (753,272)
  Interest income.................................   (189,494)    (148,300)    (107,715)
  Income from land/building rental................    (17,463)     (35,049)     (23,606)
  Amortization of unearned income under Revenue-
     Sharing Arrangements.........................    (41,470)     (22,109)     (30,847)
  Tax penalty.....................................      5,011           --       43,089
  Reversal of unrealized Telkomsel's net income...         --           --      (57,792)
  Adjustment of share in net income of Telkomsel
     as a result of restatement...................   (141,298)     (72,518)          --
  Gain on sale of Telkomsel's share...............         --           --     (949,826)
  Others..........................................      8,441        9,529       51,519
                                                    ---------   ----------   ----------
Total.............................................   (274,197)    (444,711)  (1,615,955)
                                                    ---------   ----------   ----------
Tax expense of the Company........................    898,279    1,186,150    1,268,015
Tax expense of the Subsidiaries...................    567,988      884,504    1,477,842
                                                    ---------   ----------   ----------
Total Tax Expense.................................  1,466,267    2,070,654    2,745,857
                                                    =========   ==========   ==========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

     The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charge is Rp65,000. Usage charges consist of the following:

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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
                                                                                =========

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

     The unaudited consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain respects from U.S. GAAP.

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

58. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

     A summary of the significant adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to equity as of December 31, 2001 and 2002 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, are set forth below:

                                                      2000         2001         2002
                                                    ---------    ---------    ---------
                                                       RP           RP           RP
Net income according to the unaudited
  consolidated statements of income prepared
  under Indonesian GAAP.........................    3,010,003    4,250,110    8,345,274
                                                    ---------    ---------    ---------
U.S. GAAP adjustments -- increase (decrease) due
  to:
  Pension.......................................       95,053      (19,703)     132,167
  Capitalization of foreign exchange
     differences, net of related depreciation...     (122,887)      80,296      107,598
  Interest capitalized on property under
     construction...............................           --       15,304       44,415
  Revenue-sharing arrangements..................      (23,347)       5,429           --
  Revaluation of property, plant and
     equipment..................................        4,095        4,095        3,929
  Equity in net income (loss) of associated
     companies..................................        2,389       (3,786)         183
  Income tax effect on U.S. GAAP adjustments....      (10,273)     (71,479)    (244,248)
  Deferral of fees..............................           --           --      (66,404)
  Amortization of land rights...................         (218)        (939)      (1,801)
  Deferred tax on share in net income of
     subsidiaries...............................           --     (362,686)     362,686
  Early retirement benefits.....................           --      140,000      574,884
  Amortization of deferred stock issuance
     costs......................................       22,402           --           --
  Employee bonuses..............................      (20,762)          --           --
  Others........................................       (4,322)          --       15,566
                                                    ---------    ---------    ---------
  Net adjustments...............................      (57,870)    (213,469)     928,975
                                                    ---------    ---------    ---------
Approximate net income in accordance with U.S.
  GAAP..........................................    2,952,133    4,036,641    9,274,249
                                                    =========    =========    =========
Net income per share -- in full Rupiah amount...       292.87       400.46       920.06
Net income per ADS (20 Series B shares per
  ADS) -- in full Rupiah amount.................     5,857.41     8,009.21    18,401.29

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

                                                                 2001         2002
                                                              ----------   ----------
                                                                  RP           RP
Equity according to the unaudited consolidated balance
  sheets prepared under Indonesian GAAP.....................   9,323,575   15,899,183
                                                              ----------   ----------
U.S. GAAP adjustments -- increase (decrease) due to:
  Pension...................................................     119,891      252,058
  Capitalization of foreign exchange differences -- net of
     related depreciation...................................    (850,844)    (743,246)
  Interest capitalized on property under construction-net...      15,304       59,719
  Revenue-sharing arrangements..............................    (379,243)    (379,243)
  Revaluation of property, plant and equipment:
     Increment..............................................    (664,974)    (664,974)
     Accumulated depreciation...............................     661,045      664,974
  Equity in net loss of associated companies................     (17,900)     (17,717)
  Deferral of fees..........................................          --      (66,404)
  Amortization of land rights...............................      (1,606)      (3,407)
  Deferred tax on share in net income of subsidiaries.......    (362,686)          --
  Early retirement benefits.................................     140,000      714,884
  Deferred tax liabilities on U.S. GAAP adjustments.........     265,580       21,332
  Others....................................................      (7,544)       8,022
                                                              ----------   ----------
  Net adjustments...........................................  (1,082,977)    (154,002)
                                                              ----------   ----------
Approximate equity in accordance with U.S. GAAP.............   8,240,598   15,745,181
                                                              ==========   ==========

     With regard to the unaudited consolidated balance sheets and unaudited consolidated statements of income, the following significant captions determined under U.S. GAAP would have been:

                                                                 2001         2002
                                                              ----------   ----------
                                                                  RP           RP
Unaudited Consolidated balance sheets
  Current assets............................................   7,308,519   10,994,786
  Non-current assets........................................  24,265,242   30,616,949
  Total assets..............................................  31,573,761   41,611,735
  Current liabilities.......................................   9,815,248    9,989,926
  Non-current liabilities...................................  12,316,260   12,391,846
  Total liabilities.........................................  22,131,508   22,381,772
  Minority interest in net assets of subsidiaries...........   1,201,655    3,484,784
Unaudited Consolidated statements of income
  Operating income..........................................   7,965,753   10,119,982

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

59. ADDITIONAL UNAUDITED FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                         PERUSAHAAN PERSEROAN (PERSERO)
               P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

      NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
(FIGURES IN TABLES ARE PRESENTED IN MILLIONS OF RUPIAH, UNLESS OTHERWISE STATED)

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

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 11th day of June, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:

(KRISTIONO SIGNATURE)

KRISTIONO
President Director
Date: June 11, 2003

                          CERTIFICATION OF CEO AND CFO
                            PURSUANT TO SECTION 302
                       OF THE SARBANES-OXLEY ACT OF 2002

     FOR THE REASONS DISCLOSED AT THE BEGINNING OF THIS AMENDED ANNUAL REPORT UNDER THE HEADING "THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE UNAUDITED" AND AT THE BEGINNING OF ITEM 3.A. -- RISK FACTORS, THIS CERTIFICATION CANNOT BE FURNISHED IN THIS AMENDED ANNUAL REPORT.

                          CERTIFICATION OF CEO AND CFO
                      PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     FOR THE REASONS DISCLOSED AT THE BEGINNING OF THIS AMENDED ANNUAL REPORT UNDER THE HEADING "THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT ARE UNAUDITED" AND AT THE BEGINNING OF ITEM 3.A. -- RISK FACTORS, THIS CERTIFICATION CANNOT BE FURNISHED IN THIS AMENDED ANNUAL REPORT.