Form 20-F/A
period 2002-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2004-02-09
CIK 1001807

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(AMENDMENT NO. 2)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission file number 1-14406

Perusahaan Perseroan (Persero)

P.T. Telekomunikasi Indonesia Tbk.
(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)
(Translation of Registrant’s name into English)

Republic of Indonesia

(State or other jurisdiction of incorporation or organization)

Jalan Japati, 1

Bandung 40133
Indonesia
(62) (21) 521-5109*
(Address of Registrant’s principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of	Name of each exchange on
Each class	which registered

American Depositary Shares representing Series B Shares, par value 500 Rupiah per share	New York Stock Exchange
Series B Shares, par value 500 Rupiah per share	New York Stock Exchange**

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series A Shares, par value 500 Rupiah per share	1
Series B Shares, par value 500 Rupiah per share	10,079,999,639

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    No  X

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17    Item 18  X

*	Investor Relations Unit, Graha Citra Caraka, Jl. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.

**	The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

DEFINITIONS
FORWARD LOOKING STATEMENTS
CONVENTIONS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROL AND PROCEDURES
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
PART III
ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS
ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY --(Continued)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY --(Continued)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ex-4.1 Agreement Sale & Purchase dated Apr 3,2002
Settlement Agreement, dated July 31, 2003
Credit Agreement, dated July 31, 2003
Ex-4.4 1st Amendment Conditional Sale and Purchase
EX-4.5 Conditional Sale & Purchase Agreement
EX-4.6 Conditional Sale & Purchase Agreement
Ex-4.7 Conditional Sale & Purchase Agreement
Ex-4.8 Cooperation Agreement,dated Sept.3, 2002
Ex-4.11 Master Procurement Partnership Agreement
Ex-4.12 Am#1 to the Master Procurement Partnership
Ex-4.13 Service Level Agreement,dated Dec.23, 2002
Ex-4.14 Loan Agreement, dated Aug.27, 2003
Ex-4.15 Master Procurement Partnership Agreement
Ex-4.16 Service Level Agreement, dated Dec.23,2002
Ex-4.17 Master Procurement Partnership Agreement
Ex-4.18 Service Level Agreement, Aug.26,2003
Ex-4.19 Partnership Agreement, dated Sept.24,2003
Ex-4.21 Am#1 to the Development Contract,Aug.22/02
Ex-4.22 Am#2 to the Development Contract,Oct.25/02
Ex-4.23 Am#3 to the Development Contract,Dec.20/02
Ex-4.24 Am#4 to the Development Contract,Mar.20/03
Ex-4.25 Am#5 to the Development Contract,June26/03
Ex-4.26 Master Procurement Partnership Agreement
Ex-4.27 Partnership Agreement, November 12, 2003
Ex-4.28 Contract Agreement, dated Dec.18, 2003
Ex-4.29 Side Letter to Partnership Agreement
Ex-4.30 Am#1 to Partnership Agreement, Sept.27/02
Ex-4.31 Am#2 to Partnership Agreement, Dec.30/02
Ex-4.32 Supply Contract, dated Nov.27,2002
Ex-4.33 Cable Network Construction & Main. Agmt
Ex-4.34 Amended & Restated KSO Agreement,Jan.20/04
Ex-4.35 Service Level Agreement, March 24,2003
Ex-4.36 Indemnity Agreement, dated Feb.9,2004
Ex-12.1 Certification Pursuant to Section 302
Ex-12.2 Certification Pursuant to Section 302
Ex-13.1 Certification Pursuant to Section 906
Ex-13.2 Certification Pursuant to Section 906

*	Omitted because the item is not applicable.

i

EXPLANATORY NOTE

      TELKOM was unable to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F for 2002 because the audit firm it had originally appointed to perform its 2002 audit was not qualified for SEC purposes, and TELKOM’s SEC-qualified 2002 auditors, KAP Drs. Hadi Sutanto & Rekan, the member firm of PricewaterhouseCoopers in Indonesia (“PwC”), did not begin their audit work until their appointment in July 2003. TELKOM filed a non-compliant Annual Report on April 17, 2003 and then filed Amendment No. 1 to the Annual Report on June 11, 2003 to:

•	remove the 2002 reports of TELKOM’s prior auditors, KAP Eddy Pianto, and the auditors of TELKOM’s subsidiary, Telkomsel;

•	identify the consolidated financial statements therein for 2002 as “unaudited” and indicate that TELKOM’s consolidated financial statements therein for 2002 had not been audited by an independent accounting firm qualified in accordance with SEC requirements;

•	furnish an explanation of the foregoing;

•	describe the review by the SEC’s Division of Corporation Finance of TELKOM’s Annual Report on Form 20-F for 2002 and of TELKOM’s public statements regarding its annual report, and the referral of those matters to the SEC’s Division of Enforcement;

•	discuss the material consequences of the deficiencies in its Annual Report on Form 20-F for 2002, of TELKOM’s public statements regarding such Annual Report and of an SEC enforcement action regarding the same; and

•	describe TELKOM’s plan to bring its Annual Report into full compliance with applicable SEC regulations.

      The purpose of this Amendment No. 2 to the Annual Report for 2002 is to file a compliant Form 20-F with audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 and to modify certain disclosures. This Amendment No. 2 to the Annual Report contains restated consolidated financial statements for the three years ended December 31, 2002, together with the reports of Telkom’s independent auditors with respect thereto, and restated selected financial information as of and for the years ended December 31, 1998 and 1999. Such restated consolidated financial statements and selected financial information reflect certain adjustments and modify certain disclosure to the notes from the previously filed unaudited consolidated financial statements as of and for the year ended December 31, 2002, and the previously filed audited consolidated financial statements as of and for the years ended December 31, 2000 and 2001 and selected financial information as of and for the years ended December 31, 1998 and 1999. These adjustments, which are described in detail in Notes 4 and 57(3)to the consolidated financial statements and Item 5. Operating and Financial Review and Prospects — Restatement of Information Previously Reported, give effect to the following key items:

•	corrections to the Indonesian GAAP consolidated financial statements primarily relating to the accounting for long service awards, deferred taxes, and business acquisitions, as well as the assumptions underlying TELKOM’s post-retirement healthcare plan; and

•	additional corrections for U.S. GAAP purposes primarily relating to accounting for installation revenue, deferred taxes, revenue sharing arrangements and business acquisitions.

      Under TELKOM’s restated audited consolidated financial statements, TELKOM’s consolidated net income under Indonesian GAAP decreased by 3.7% for 2002, 4.3% for 2001 and 7.8% for 2000 from consolidated net income previously reported and TELKOM’s consolidated stockholders’ equity under Indonesian GAAP decreased by 8.1% as of December 31, 2002, 2.6% as of December 31, 2001 and 2.9% as of December 31, 2000 from consolidated stockholders’ equity previously reported. See Item 5. Operating and Financial Review and Prospects.

      Because of the foregoing and because this Annual Report was filed after the June 30, 2003 deadline, TELKOM may face an SEC enforcement action under U.S. securities law and incur other legal liability and adverse consequences such as a delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that TELKOM issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to TELKOM’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. TELKOM cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

      Except as required to reflect the effects of the restatements of our consolidated financial statements or as otherwise expressly stated herein, this Amendment No.2 to Annual Report is not intended to, and does not, update, in any material respect, the disclosure contained in TELKOM’s original Form 20-F filed on April 17, 2003. The disclosure contained in such original Form 20-F is restated herein for the convenience of the reader. Furthermore, in order to preserve the nature and character of such disclosure and except as required to reflect the effects of the restatements of our consolidated financial statements or as otherwise expressly stated herein, such disclosure relates primarily to events occurring on or prior to December 31, 2002 and not as of a later date. Accordingly, events may have taken place since such date that would have been required to be reflected in this filing had they taken place prior to such date.

DEFINITIONS

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents twenty of TELKOM’s Series B shares. The ratio of shares to ADS is 20:1.

“ADSL”	(Asymmetric Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“AMPS”	(Advanced Mobile Phone System) is an analog mobile cellular system standard.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base.

“ASR”	(Answer to Seizure Ratio). See “Call Completion Rate”.

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communications link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“call completion rate”	is the percentage of calls that are successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller’s local exchange, in the case of call completion rates for local calls, and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or “ASR”.

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread- spectrum network technology.

“DCS 1800”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800Mhz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DTR”	(Distributable TELKOM Revenues) is the monthly revenue share payable by each KSO Unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO Unit after deduction of specified KSO operating expenses and MTR.

“dual band”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are Telkom and Indosat, to provide fixed-line telecommunication services.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“ISDN”	(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed internet connectivity.

“Kbps”	(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period.

“KSO Period”	refers to period covered by the KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated — pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

“MHz”	(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	refers to the Ministry of Communications.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“NMT-450”	(Nordic Mobile Telephone) is a form of analog mobile cellular service primarily installed in vehicles.

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH”	(Pola Bagi Hasil) is a type of Build, Transfer and Operate arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PSDN”	(Packet Switched Data Networks) is a network using a switch device and sending packets of data through the network to some remote location.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIM card”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	Short Messaging Service, a technology allowing the exchange of text messages between mobile cellular phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

FORWARD LOOKING STATEMENTS

      This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia (“TELKOM” or the “Company”) and its subsidiaries and certain plans and objectives of the Company or the Company and its subsidiaries, wherever applicable, with respect to these items — in particular, among other statements, certain statements in “Item 5. Operating and Financial Review and Prospects” including, without limitation, those concerning the Company’s expectations and plans, strategy, management’s objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses, and forward looking statements concerning the Company’s operations, performance and financial condition. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” or “anticipates,” and the negatives of such terms or comparable terms. By their nature, forward looking statements involve risk and uncertainty because they are related to events which depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Important information regarding risks and uncertainty is set forth elsewhere in this annual report, including in “Item 3.D. Risk Factors”, “Item 5.E. Off-Balance Sheet Arrangements”, “Item 5.F. Tabular Disclosure of Contractual Obligations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

CONVENTIONS

      In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “Indonesia” are references to the Republic of Indonesia and all references to the “U.S.” and “United States” are references to the United States of America. All references to the “Government” herein are references to the government of the Republic of Indonesia. References herein to “Rupiah” and “Rp.” are to the lawful currency of Indonesia and all references to “US Dollars” or “US$” are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into US Dollar amounts, based on the prevailing exchange rate of Rp.8,950 = US$1.00, being the middle market spot rate of exchange for Rupiah against US Dollar quoted by Reuters on December 31, 2002. Such translations should not be construed as representations that the Rupiah or US Dollar amounts referred to could have been, or could be, converted into Rupiah or US Dollars, as the case may be, at that or any other rate or at all. The middle market spot rate of exchange for Rupiah against US Dollar quoted by Bank Indonesia on December 31, 2002 was Rp.8,940 to US$1.00. See “Exchange Rate Information” for further information regarding rates of exchange between Rupiah and US Dollars.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.     KEY INFORMATION

A.     Selected financial data

      TELKOM’s consolidated financial statements for the year 1998, and the Company’s consolidated financial statements for the year 1999, were audited by KAP Prasetio, Utomo & Co., the member firm of Arthur Andersen & Co. SC in Indonesia. The Company’s consolidated financial statements for the years 2000 and 2001 were audited by KAP Hans Tuanakotta & Mustofa, the member firm of Deloitte Touche Tohmatsu in Indonesia. The Company’s consolidated financial statements for the year 2002 have been audited by KAP Drs. Hadi Sutanto & Rekan, the member firm of PricewaterhouseCoopers in Indonesia. All such consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects — Summary of Material Differences between Indonesian GAAP and U.S. GAAP” and Note 57 to the Company’s consolidated financial statements, which provide a description of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the amount of U.S. GAAP net income and stockholders’ equity of Telkom for and as of the end of each of the periods indicated in the consolidated financial statements.

      In addition, subsequent to the disclosure of our consolidated financial statements in the Annual Report on Form 20-F for 2002 and Amendment No. 1 to the Annual Report that was filed with the SEC on June 11, 2003, TELKOM restated its Indonesian GAAP consolidated financial statements and the related reconciliation with U.S. GAAP for 1998, 1999, 2000, 2001 and 2002. These restatements, reflected in this Amendment No. 2 to the Annual Report, impacted our net income, earnings per share and stockholders’ equity as discussed in footnotes 4 and 5 to the table below. See also “Item 5. Operating and Financial Review and Prospects — Restatement of Information Previously Reported” and Notes 4 and 57 to our consolidated financial statements in Item 18 for a further discussion of these adjustments.

      Following the dissolution of Andersen Worldwide in 2002, KAP Prasetio, Utomo & Co. ceased business operations in Indonesia in August 2002. As a consequence, KAP Prasetio, Utomo & Co. has not reissued an audit opinion in respect of the 1998 and 1999 consolidated financial statements and, therefore, the information included in the relevant selected financial information for 1998 and 1999 is derived from unaudited consolidated financial statements.

      For the year 2002, six companies were consolidated within the Company’s consolidated financial statements, namely: PT Telekomunikasi Selular (“Telkomsel”, 65.0%), PT Dayamitra Telekomunikasi (“Dayamitra”, 90.32%), PT Indonusa Telemedia (“Indonusa”, 57.5%), PT Infomedia Nusantara (“Infomedia”, 51.0%), PT Graha Sarana Duta (“GSD”, 99.99%), and PT Pramindo Ikat Nusantara (“Pramindo”, 100.0%).

      The following tables set forth a summary of the financial information of TELKOM as of and for the years specified. This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and is qualified in its entirety by reference to TELKOM’s consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(unaudited)	(unaudited)	(as restated)	(as restated)	(as restated)	(as restated)
						US$
	(Rp. in billion, except for data relating to shares, Dividends and ADS)
Consolidated Income Statement Data
Indonesian GAAP(4)
Operating revenues(1)
Telephone
Fixed lines
Local and domestic long-distance usage	2,903	3,571	4,097	5,226	5,448	609
Monthly subscription charges	683	799	887	998	1,475	165
Installation charges	106	68	75	98	130	14
Others	113	91	119	93	211	24

Total fixed lines revenues	3,805	4,529	5,178	6,415	7,264	812
Cellular
Air time charges	852	1,458	2,484	3,988	5,454	610
Monthly subscription charges	212	236	356	581	593	66
Features	5	4	7	10	8	1
Connection fee charges	20	51	43	129	172	19

Total cellular revenues	1,089	1,749	2,890	4,708	6,227	696
Total telephone revenues	4,894	6,278	8,068	11,123	13,491	1,508
Joint Operation Scheme
Minimum TELKOM Revenue (MTR)	1,434	1,453	1,557	1,474	1,320	147
Share in distributable TELKOM Revenue (DTR)	143	209	695	733	801	89
Amortization of unearned initial investor payments	15	15	15	13	7	1
Total revenue under Joint Operation Scheme	1,592	1,677	2,267	2,220	2,128	237
Interconnection	412	706	981	1,424	2,831	316
Network	354	343	340	415	316	35
Data and Internet	32	54	108	673	1,552	173
Revenue-Sharing Arrangement	285	360	288	264	264	30
Other telecommunications-related services	21	19	138	165	221	25

Total Operating Revenues	7,590	9,437	12,190	16,284	20,803	2,324

Operating expenses
Personnel	1,171	1,349	1,770	2,281	4,388	490
Depreciation	2,468	2,627	2,419	2,870	3,474	388
Operation, maintenance and telecommunication services	726	1,146	1,386	2,150	2,290	256
General and administrative	675	571	872	1,343	1,146	128
Marketing	51	76	147	220	375	42

Total Operating Expenses	5,091	5,769	6,594	8,864	11,673	1,304

	Year Ended December 31,

	1998	1999	2000	2001	2002	2002

	(unaudited)	(unaudited)	(as restated)	(as restated)	(as restated)	(as restated)
						US$
	(Rp. in billion, except for data relating to shares, Dividends and ADS)
Operating Income	2,499	3,668	5,596	7,420	9,130	1,020
Other income (charges)
Gain on sale of long term investment in Telkomsel	—	—	—	—	3,196	357
Interest expense	(981)	(1,492)	(817)	(1,330)	(1,583)	(177)
Interest income	744	762	692	572	480	54
Gain (loss) on foreign exchange — net	(1,219)	326	(944)	(379)	557	62
Equity in net income (loss) of associated companies	(62)	137	(232)	(86)	5	1
Other — net	178	101	313	353	(36)	(4)
Other Income (Charges) — net	(1,340)	(166)	(988)	(870)	2,619	293
Income Before Tax	1,159	3,502	4,608	6,550	11,749	1,313
Tax expense	(386)	(1,004)	(1,520)	(2,007)	(2,899)	(324)
Income before minority interest in net income of subsidiaries	773	2,498	3,088	4,543	8,850	989
Minority interest in net income of subsidiaries	(15)	(162)	(313)	(475)	(810)	(91)
Net Income	758	2,336	2,775	4,068	8,040	898
Weighted average shares outstanding (millions)	9,333	9,644	10,080	10,080	10,080
Net income per share	81.17	242.26	275.30	403.61	797.59
Net income per ADS	1,623.49	4,845.29	5,505.96	8,072.20	15,951.80
Dividend declared per share	48.48	50.99	107.76	88.16	210.82
U.S. GAAP(4)(5)
Net income	844	2,679	2,216	4,298	8,587
Net income per share	90.44	277.80	219.87	426.41	851.91
Net income per ADS	1,808.76	5,555.90	4,397.47	8,528.17	17,038.21

	As of December 31,

	1998	1999	2000	2001	2002	2002

	(unaudited)	(unaudited)	(as	(as	(as	(as
			restated)	restated)	restated)	restated)
						US$
			(Rp. in billion)
Consolidated Balance Sheet Data
Indonesian GAAP(4)
Total assets	26,040	28,574	32,019	33,036	44,307	4,951
Current liabilities(2)	3,650	4,058	4,138	9,543	9,708	1,085
Other liabilities	2,567	2,630	3,048	3,447	5,383	602
Long-term debt	8,537	8,541	9,546	9,730	12,006	1,341
Total liabilities	14,754	15,229	16,732	22,720	27,097	3,028
Minority interest	360	534	814	1,235	2,596	290
Capital stock(3)	4,667	5,040	5,040	5,040	5,040	563
Total stockholders’ equity	10,927	12,810	14,473	9,081	14,614	1,633
U.S. GAAP(4)
Total assets	24,434	27,236	30,900	32,449	44,623	4,986
Total stockholders’ equity	9,153	11,419	12,928	7,766	13,911	1,554

Notes:

(1)	For the year ended 2002, TELKOM has reclassified its revenue into eight major revenue categories: fixed-line, cellular, joint operation scheme (“KSO”), interconnection, network, data and internet, revenue-sharing arrangements and other telecommunications services. For the purpose of comparability, TELKOM has also reclassified its revenues for prior periods.
(2)	Includes current maturities of long-term debt.
(3)	Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp.500 and 10,079,999,639 Series B shares having a par value of Rp.500 from an authorized capital stock comprising one series A Dwiwarna share and 39,999,999,999 Series B shares.

(4)	Indonesian GAAP amounts for 2000, 2001, 2002 and prior years reflect adjustments related to long service awards, post-retirement healthcare benefits, deferred taxes, acquisition accounting, operating revenues, trade accounts payable, correction of loan balance, correction of taxes payable and certain other items, including the settlement of our dispute with AriaWest. See “Item 5. Operating and Financial Review and Prospects — Restatement of Information Previously Reported” and Note 4 to the Company’s consolidated financial statements.
(5)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of termination benefits, foreign exchange differences on property under construction, interest capitalized on property under construction, revenue sharing arrangements, revaluation of property, plant and equipment, pension, equity in net income/ (loss) of associated companies, amortization of land rights, stock issuance costs, employee bonuses, depreciation of equipment to be installed, revenue recognition, goodwill, capital leases, acquisition of a subsidiary, changes in equity of associates and deferred income taxes. See “Item 5. Operating and Financial Review and Prospects — Summary of Material Differences between Indonesian GAAP and U.S. GAAP” and Note 57(1) to the Company’s consolidated financial statements.

Exchange Rate Information

      Prior to August 14, 1997, Bank Indonesia maintained the value of the Rupiah based on a basket of currencies of Indonesia’s main trading partners. In July 1997, the exchange rate band was widened, and on August 14, 1997, Bank Indonesia announced it would no longer intervene in maintaining the exchange rate at any pre-determined level.

      The following table shows the exchange rate of Rupiah to US Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates. No representations are made that the Rupiah or US Dollar amounts referred to herein could have been or could be converted into US Dollar or Rupiah, as the case may be, at any particular rate or at all.

	At period
Year	end	Average(1)	High(2)	Low(2)

	(Rp. per US$1.00)
1998	8,025	9,875	14,900	7,300
1999	7,100	7,809	8,950	6,726
2000	9,595	8,534	9,595	7,425
First Quarter	7,590	7,507	7,590	7,425
Second Quarter	8,735	8,433	8,620	7,945
Third quarter	8,780	8,691	9,003	8,290
Fourth quarter	9,595	9,507	9,595	9,395
2001	10,400	10,266	11,675	8,865
First Quarter	10,400	9,895	10,400	9,450
Second Quarter	11,440	11,391	11,440	11,058
Third quarter	9,675	9,355	9,675	10,350
Fourth quarter	10,400	10,422	10,435	10,400
2002	8,940	9,316	10,473	8,460
First Quarter	9,655	10,192	10,473	9,542
Second Quarter	8,730	9,109	9,775	8,460
Third quarter	9,015	8,949	9,218	8,695
Fourth quarter	8,940	9,058	9,326	8,815
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,430	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365
July	8,505	8,336	8,665	8,166
August	8,535	8,503	8,618	8,380
September	8,389	8,462	8,503	8,389
October	8,495	8,441	8,583	8,365
November	8,537	8,496	8,537	8,474
December	8,465	8,488	8,509	8,447
January 16, 2004(3)	8,363	—	—	—

Notes:

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.
(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.
(3)	There are no average, high and low rates applicable for the exchange rate as of January 16, 2004 as this is a daily rate.

Source: Bank Indonesia

     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Bridge Telerate and Reuters in 2001 and 2002 respectively. The buy and sell rates published by Bridge Telerate were Rp.10,400 and Rp.10,450 to US$1 as at December 31, 2001. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,940 and Rp.8,960 to US$1 as of December 31, 2002. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2002.

      The financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,950 to US$1 published by Reuters on December 31, 2002. The translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.

B.     Capitalization and Indebtedness

      Not applicable.

C.     Reason for the Offer and Use of Proceeds

      Not applicable.

D.     Risk Factors

      TELKOM is filing this amended annual report late and may face an SEC enforcement action, or other legal liability or adverse consequences.

      TELKOM was unable to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F for 2002 because the audit firm it had originally appointed to perform its 2002 audit was not qualified for SEC purposes, and TELKOM’s SEC-qualified 2002 auditors, KAP Drs. Hadi Sutanto & Rekan, the member firm of PricewaterhouseCoopers in Indonesia, did not begin their audit work until their appointment in July 2003. TELKOM filed a non-compliant Annual Report on April 17, 2003 and then filed an amended Annual Report on June 11, 2003 to:

•	remove the 2002 reports of TELKOM’s prior auditors, KAP Eddy Pianto, and the auditors of TELKOM’s subsidiary, Telkomsel;

•	identify the consolidated financial statements therein for 2002 as “unaudited” and indicate that TELKOM’s consolidated financial statements therein for 2002 had not been audited by an independent accounting firm qualified in accordance with SEC requirements;

•	furnish an explanation of the foregoing;

•	describe the review by the SEC’s Division of Corporation Finance of TELKOM’s Annual Report on Form 20-F for 2002 and of TELKOM’s public statements regarding its annual report, and the referral of those matters to the SEC’s Division of Enforcement;

•	discuss the material consequences of the deficiencies in its Annual Report, of TELKOM’s public statements regarding such Annual Report and of an SEC enforcement action regarding the same; and

•	describe TELKOM’s plan to bring its Annual Report into full compliance with applicable SEC regulations.

      Because of the foregoing and because this Annual Report was filed after the June 30, 2002 deadline, TELKOM may face an SEC enforcement action under U.S. securities law and incur other legal liability and adverse consequences such as a delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that TELKOM issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to TELKOM’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. TELKOM cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

      As a result of TELKOM’s failure to timely file a fully compliant Annual Report on Form 20-F for 2002 with the SEC and our May 2003 press release relating thereto, TELKOM may have been in breach of certain covenants in its Citibank and Bank Central Asia (BCA) debt facilities that require TELKOM, among other things, to comply with all laws and regulations applicable to it and deliver financial statements to the lenders. TELKOM obtained written waivers from both Citibank, acting as agent for the lenders under the relevant facility agreements, and BCA with respect to such breaches. However, any of the adverse consequences referred to in the foregoing paragraph could give rise to defaults under one or more of TELKOM’s debt facilities and cross defaults under other debt facilities with respect to such defaults. If TELKOM were unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on TELKOM’s financial condition and results of operations.

Risks Relating to Indonesia

Current political and social events in Indonesia may adversely impact business activity in Indonesia.

      Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years. For example, in June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity and telephone charges. In both instances, the Government was forced to drop or substantially reduce such proposed increases.

      Recently, hostilities in the province of Aceh have reached new heights. A prior peace pact, known as the Cessation of Hostilities Agreement, has failed to maintain peace between the Free Aceh Movement (GAM) militia and the Government, and the Joint Security Committee formed by the two sides has been disbanded. Increasing tension in Aceh has led to a recent military build-up in the province and continued outbreaks of violence, arson and social unrest. Human rights violators, including those from high-ranking military positions, have recently begun to be more actively prosecuted in Indonesia. However, the success of these prosecutions has been mixed.

      During the years 2002 and 2003, several bombing incidents took place in Indonesia, including in Bali, at the JW Marriott hotel in Jakarta and at the airport, shopping centers and places of worship. Terrorist acts may be directed at foreigners in Indonesia or in relation to political matters such as the national general elections scheduled for 2004.

      In the lead-up to the national general election scheduled for 2004, in which Indonesians will for the first time directly elect the President, Vice-President and representatives in the Indonesian parliament via a proportional open voting system, increased political activity can be expected in Indonesia. Based on prior experience in recent general elections in Indonesia, it can be expected that this campaigning may bring a degree of political and social uncertainty to Indonesia during the period leading up to the general election. As a result, the business community may also be adversely affected, as foreign and domestic investors may exercise caution and scale down or postpone business activity during this period.

      Political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us or on an investment in the ADSs or Common Stock and could continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and in turn our business.

Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia.

      The Government’s exchange rate policies and any future changes in the value of the Rupiah against the US Dollar or other currencies could adversely affect TELKOM’s financial condition and results of operations. On August 14, 1997, Bank Indonesia permitted the exchange rate for the Rupiah to float without announcing a level at which it would intervene. From August 1997 to mid-1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to as low as approximately Rp.15,000 per US Dollar. There can be no assurance that the Rupiah will not be subject to continued depreciation or volatility, that the current exchange rate policy will remain the same, that the Government will act when necessary to stabilize, maintain or increase the value of the Rupiah, or that any such action, if taken, will be successful.

      Continued depreciation or volatility of the Rupiah against the US Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM’s capital expenditure program since most of the equipment to be used in the expansion of TELKOM’s network capacity is sourced off-shore and priced in foreign currencies, mainly in US Dollars and Euros, while almost all of TELKOM’s revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM’s business. As at December 31, 2002, the exchange rate of Rupiah to US Dollar, based on the Reuters average buy and sell rates, was Rp.8,950 per US Dollar.

      Fluctuations in the exchange rate between the Rupiah and the US Dollar could affect, among other things, the dollar value of any amounts a holder or beneficial owner of ADSs will receive in the event we issue dividends, the US Dollar value of the proceeds a holder or beneficial owner would receive upon the sale in Indonesia of shares of the Common Stock and the secondary market price of the ADSs.

Indonesia relies heavily on aid from the International Monetary Fund and loans from the World Bank and the consequences of the withdrawal of such aid are unpredictable.

      In 1997, having substantially depleted its foreign currency reserves, the Government turned to the International Monetary Fund (“IMF”) for financial assistance to confront the economic crisis in Indonesia, and in October 1997, the IMF agreed to provide financial assistance to Indonesia contingent upon the implementation of numerous economic reforms. The IMF has disbursed funds to the Government since late 1997, although some disbursements have been delayed. When the IMF has withheld disbursement of funds, it has done so on the basis that the Government has not adequately complied with the terms of its then-current letter of intent, such as requirements to complete certain asset sales and implementation of various reforms.

      The Government announced in 2002 that it intends to discontinue its reliance on financial assistance from the IMF. Given the Government’s fiscal deficit and modest foreign exchange reserves, the discontinuance by the IMF of the disbursement of funds to the Government could cause the Government to be unable to fund subsidies for staples such as food and fuel, which, in turn, could have extremely serious political and social consequences. Other consequences of any such discontinuance are not known at this stage. There can be no assurance that the Government would be able to obtain alternative funding in the event the IMF ends its disbursements of funds.

      The members of the Paris Club are another important source of funding for the Government. The Paris Club is an informal voluntary group of 19 creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. As of December 31, 2002, lending from the Paris Club members to the Government accounted for approximately one-third of the Government’s total debt. In April 2002, the Paris Club decided to reschedule the Government’s approximately US$5.4 billion of principal and interest that is due to certain creditors between April 2002 and December 2003 by extending the Government’s payment period.

      In addition to the IMF and the Paris Club, the World Bank has been an important source of funds for Indonesia. As of February 2003, the World Bank had provided a net amount of financed projects amounting to US$3.5 billion, with disbursed projects totaling US$2 billion. The World Bank has cited the slow pace of institutional reforms in Indonesia, as well as concern that the Government’s decentralization plan, particularly the empowerment of provincial governments to borrow, could lead to the central Government’s inability to service its debts. The World Bank’s lending program is subject to regular compliance reviews and can be reduced or withdrawn at any time. The impact of any reduction or elimination of lending from the World Bank to Indonesia cannot be assessed, but is likely to be materially adverse.

Indonesia’s high level of sovereign debts may result in it being unable to service its debt obligations when they become due.

      Indonesia’s high level of sovereign debts has forced it to negotiate with its major creditors several times since the 1997 financial crisis. For example, the Government held a round of talks with the Paris Club donor countries and the IMF in April 2002 to discuss the rescheduling of Indonesia’s debt due in 2002. In such talks, the Government sought to restructure not just debt principal, but interest payments as well, totaling US$2.6 billion. Although the meeting resulted in the restructuring of debt principal payments, no assurance can be given as to Indonesia’s capacity to meet its rescheduled debt payments. No further meetings have been held since that time. Further decisions to renegotiate existing indebtedness may affect Indonesia’s sovereign credit rating and could have a material adverse impact on investor confidence in Indonesia.

Indonesia’s sovereign debt rating continues to be reviewed and revised by international rating agencies.

      Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of September 30, 2003, the Government’s long-term foreign currency debt and its short-term foreign currency debt were rated “B2” and “NP”, respectively, by Moody’s. As of October 8, 2003, the Government’s long-term foreign currency debt and its short-term foreign currency debt were rated “B” and “B”, respectively, by S&P. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody’s, S&P or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including TELKOM, to raise additional financing and the interest rates at which such additional financing is available.

Risks relating to TELKOM and its subsidiaries

TELKOM’s expansion plans may strain key resources and thereby adversely affect its business, financial condition and prospects.

      To remain competitive and position TELKOM in gaining market share, TELKOM has identified its primary business objective as becoming a full service and network provider. To achieve this objective, TELKOM has determined that it should increase its focus on multimedia and other types of services in addition to its present core business concentration on local, domestic long-distance and mobile cellular services. TELKOM also expects to commence providing IDD services upon receipt of a license from the Government. Although TELKOM has prepared the system to implement IDD, there is no certainty regarding when Telkom will receive such license. The implementation of measures designed to achieve this objective could strain TELKOM’s managerial, financial and other resources, which could adversely affect TELKOM’s business, financial condition and prospects.

Failure to amicably resolve KSO disputes may in some areas result in limited network expansion in some regions and impede TELKOM’s access to subscribers and ability to compete effectively.

      Under certain KSO Agreements, part of TELKOM’s fixed line network is managed by TELKOM’s KSO partner. As a result of the Indonesian economic crisis that began in 1997, certain KSO partners have experienced substantial difficulties in fulfilling their obligations to TELKOM under the KSO Agreements, leading to disputes between TELKOM and certain KSO partners. TELKOM has explored various options to resolve the KSO issues and has also sought to negotiate the acquisition of all or a majority of shares of certain KSO partners. In 2001, TELKOM acquired a 90.32% equity interest in PT Dayamitra Telekomunikasi Indonesia (“Dayamitra”), the KSO partner for KSO VI. On April 19, 2002, TELKOM entered into a conditional sale and purchase agreement for the purchase of all of the outstanding equity interests in PT Pramindo Ikat Nusantara (“Pramindo”), the KSO partner for KSO I, to be completed in three stages. As part of the initial closing, it acquired legal ownership of 30% of the shares of Pramindo in August 2002, and obtained control over Pramindo, subject to certain conditions, including that Telkom continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and the protective rights retained by the selling stockholders. Under the agreement, the legal ownership of a further 15% of the shares of Pramindo was transferred on September 30, 2003, and the legal ownership to the remaining 55% of the shares is expected to be transferred on December 15, 2004. On July 31, 2003, TELKOM purchased all of the outstanding equity interests in PT AriaWest International (“AriaWest”), the KSO partner for KSO III.

      On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations.

      Because the KSO partners are responsible for the network development and have operational responsibility in the KSO regions, the failure to amicably resolve the issues in a particular KSO region may result in limited network expansion and impede TELKOM’s access to subscribers and its ability to compete effectively in that region.

TELKOM’s controlling stockholder’s interests may differ from those of TELKOM’s other stockholders.

      The Government has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM and has control of TELKOM and the ability to determine the outcome of substantially all actions requiring the approval of TELKOM shareholders. The Government is also the holder of the Dwiwarna share of TELKOM, which has special voting rights and veto rights over certain matters, including the election and removal of the Directors and Commissioners of TELKOM. Through the MoC, the Government also exercises regulatory power over the Indonesian telecommunications industry. There might be situations where the objectives of the Government, as TELKOM’s regulator and its controlling shareholder, conflict with TELKOM’s business goals. In addition, there can be no assurance that the Government will not direct opportunities to other telecommunications service providers in which it holds an interest.

Certain systems failures could, if they occur, adversely affect TELKOM’s results of operations.

      TELKOM’s telecommunications services are currently carried through its fixed-line, cellular and data networks. All types of networks use last mile access, regional metro junction, and long haul transmission networks as a common network resource. For last mile access, TELKOM operates Copper Access Network, Optical Access Network and Wireless Access Network. The regional metro junction and long haul transmission network operated by TELKOM consists of optical fiber cable, microwave, submarine cable and satellite transmission links.

      Any failure of this integrated network, TELKOM’s servers, or any link in the transmission chain that results in an interruption in TELKOM’s operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage TELKOM’s ability to attract and retain subscribers and adversely affect its results of operations, financial condition and prospects.

TELKOM’s regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.

      In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi. This service is currently offered in 38 cities, 25 of which are financed entirely by TELKOM (in non-BOT areas) and the remaining 13 are financed through the Build, Operate and Transfer (BOT) scheme (in BOT areas). CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within a local code area). Customers have all features offered by cellular services except roaming to other local area codes. Customers are charged PSTN tariff rates for this service, which are substantially lower than tariffs for cellular services. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on TELKOM’s ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, TELKOM could lose part or all of the benefit of its investment in the network that supports the TELKOMFlexi service. TELKOM may also be subject to disputes with its regulators or competitors.

TELKOM may need to raise funds required for certain future expenditure requirements and the terms of any debt financing may subject TELKOM to restrictive covenants.

      TELKOM may need to raise significant additional funds in order to support its growth, undertake acquisitions, meet unexpected contingencies and develop new or enhanced services and products. It may also need to respond to competitive pressures, acquire complementary businesses or technologies or take advantage of opportunities. TELKOM cannot be certain that such additional funding, if needed, will be available on acceptable terms. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit TELKOM’s operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, TELKOM may be unable to develop or enhance its services. It may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on TELKOM’s business, results of operations and financial condition.

TELKOM’s ability to develop adequate financing arrangements is critical to support its capital expenditures.

      The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to, and compatible with, other telecommunications service providers, TELKOM must continue to expand and modernize its network, which involves substantial capital investment. TELKOM historically has relied heavily on two-step loans obtained through the Government and third-party financing, including vendor financing, to support the development of its fixed line network. If TELKOM is unable to obtain adequate vendor or other third-party financing for its planned capital expenditures or otherwise fund such expenditures through other financing arrangements, including internal cash flows, TELKOM may have to forego, delay or postpone certain of its planned capital expenditures. This may prevent TELKOM from being able to expand sufficiently and upgrade its network.

Employee unions may negatively affect TELKOM’s business.

      Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted, and may continue to result, in labor unrest and activism in Indonesia. On February 25, 2003, the Indonesian Parliament passed a new employment law, Law No. 13 of 2003 (the “Employment Law”), which took effect on March 25, 2003. The Employment Law covered the increment of severance amount, service and compensation payment payable to terminated employees as well as to allow employees to unionize without intervention from employers. The Employment Law and new implementation regulations that may be issued thereunder may substantially affect labor relations in Indonesia. In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. Membership with SEKAR is not compulsory. TELKOM believes that its relations with SEKAR are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.

New technologies may adversely affect TELKOM’s ability to remain competitive.

      The telecommunications industry is characterized by rapid and significant changes in technology. TELKOM may face increasing competition from technologies currently being developed or that may be developed in the future. New technologies, services or standards could require significant changes to its business model, the development of new products or the provision of additional services. In addition, TELKOM may need to substantially upgrade its network to implement convergent technologies and update and expand its billing and credit control systems to accommodate growth in its business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. TELKOM cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, TELKOM cannot provide any assurances that the technologies it adopts will not soon thereafter become obsolete or subject to intense competition from new technologies in the future.

TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.

      There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competitive structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM believes that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. Currently, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various Ministerial Decrees governing interconnection rates. Following the enactment of the Telecommunications Law, a restructuring of the interconnection policy has been proposed based upon a cost-based tariff as mutually determined by the operators rather than the revenue sharing scheme as currently implemented. As of the date of this Annual Report, the Government has not finalized regulations regarding the implementation of the new interconnection policy.

•	Licenses: The Government is in the process of amending certain TELKOM licenses to comply with the Telecommunications Law and to establish the so-called Modern License. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years (2002 — 2004). For the year 2002, the first tariff increase, with an average 15% increase, has been implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. There is no assurance as to when or whether the 2004 tariff increase will be implemented by the Government. The 2003 tariff increment has been suspended by the Government.

•	Indonesian Telecommunications Regulatory Body (ITRB): The Telecommunications Law contemplates the establishment of a new independent regulatory body to regulate, monitor, and control the telecommunications industry. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations and was officially established on July 11, 2003. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM has had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government plans to terminate TELKOM’s monopoly in providing fixed line domestic telecommunications services. It has issued Indosat a principal license to provide local telephone services from August 2002, an operational license for local telephone services, and announced that Indosat is expected to receive a license to provide domestic long-distance telephone services creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. Competition in the fixed line market could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers.

•	Compensation Risk: The Telecommunications Law provides that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia. TELKOM’s exclusive right to provide fixed local telecommunications services has been terminated by the Government as of August 2002 and currently TELKOM’s exclusive right is limited to domestic long-distance services. TELKOM’s exclusive right to provide domestic long-distance services was expected to be terminated by the end of 2003. However, to date, the exclusive right has not been terminated. The Government has determined the scheme of compensation for the termination of TELKOM’s exclusive rights, which will consist of (i) expedited issuance of an IDD license to TELKOM; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a cash payment to be determined by the Government according to the valuation of an independent appraiser. TELKOM’s KSO partners may be entitled in certain circumstances to a portion of the cash compensation component payable to TELKOM for the termination of its exclusive rights. The Government has appointed a reputable independent appraiser to resolve any difference of opinion regarding the value of the compensation, and the independent appraiser has finalized its work and submitted the result to the Government. However, to date, TELKOM has not received formal notice from the Government as to the final amount of compensation to be received by it.

•	USO Risk: All telecommunications network operators and service providers are bound by a Universal Service Obligation, or USO, which requires provision of certain telecommunications facilities and infrastructure in rural and remote areas. As a local network provider, TELKOM is obligated to build and operate telecommunications networks in the USO areas. Historically, TELKOM has been obligated to contribute 5% of its capital expenditures to its USO requirements. TELKOM has typically experienced financial losses in providing such network capacity in rural and remote areas. To date, the Government has not finalized the new USO regulation for telecommunications operators in Indonesia.

      There can be no assurance that the amendment or interpretation or implementation of current laws and regulations, or the introduction of additional laws or regulations, will not adversely affect TELKOM’s business, financial condition and prospects.

TELKOM’s increasingly important cellular operations face significant constraints and competitive pressures.

      TELKOM provides cellular telecommunications services primarily through its subsidiary Telkomsel (GSM 900 Mhz and 1800 Mhz). Telkomsel has experienced rapid growth in its subscriber-base in recent years, and its revenue has become an increasingly large component of TELKOM’s consolidated revenue. Telkomsel’s future growth depends upon its ability to manage capacity and spectrum constraints. Telkomsel has experienced such constraints in the past and may face such constraints in the future, which may result in network congestion, reduced service quality and an inability to increase and retain its subscriber-base and as a result may impede future growth. Telkomsel is seeking to substantially increase the capacity of its cellular network over the next three years. However, spectrum and capacity are subject to regulatory approval and allocation.

      The Indonesian cellular telecommunications market is highly competitive. Currently, Telkomsel competes primarily with Indosat and Excelcomindo in attracting and retaining subscribers for its mobile cellular telecommunications services. There are also several other new competitors, including new CDMA cellular operators. Competition between Telkomsel and all of these operators is based on various factors such as pricing, network quality and coverage, range of services offered and customer service.

TELKOM’s satellites have a limited life and substantial risk exists for TELKOM-1 and Palapa B-4 to be damaged or interrupted during operation, and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.

      TELKOM’s TELKOM-1 and Palapa B-4 satellites have a limited operational life. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives, and repairing these satellites while in orbit is not feasible. TELKOM currently maintains in-orbit insurance covering the loss of the TELKOM-1 and Palapa B4 satellites, providing for payments of US$64.7 million for TELKOM-1 and US$6.0 million for Palapa B-4 in the event of a total loss of the satellite. TELKOM plans to launch a new TELKOM-2 satellite in November 2004 to replace the existing Palapa B4 satellite (which is expected to be taken out of service around the end of 2004). The loss of existing satellites and the failure to launch the new satellite may have a material adverse effect on our financial condition, results of operations and ability to provide certain services.

TELKOM is subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.

      There may be less publicly-available information about Indonesian public companies, including TELKOM, than is regularly disclosed by public companies in countries with more mature securities markets. TELKOM’s audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects — Summary of Material Differences between Indonesian GAAP and U.S. GAAP” and Note 57 to the Company’s consolidated financial statements.

You are unable to pursue claims against Prasetio, Utomo & Co., a member firm of Arthur Andersen, which was the former auditor for Telkomsel.

      Prasetio, Utomo & Co., formerly a member firm of Arthur Andersen, no longer exists as a legal entity in Indonesia following its dissolution in 2002. Accordingly, you will not be able to seek or recover damages from Prasetio, Utomo & Co. or Arthur Andersen in connection with its audit report for Telkomsel included in this Annual Report.

TELKOM is incorporated in Indonesia, and it may not be possible for investors to effect service of process or to enforce judgments obtained in the United States against Telkom.

      TELKOM is a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to public companies, and all of TELKOM’s significant assets are physically located in Indonesia. In addition, the majority of TELKOM’s Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may not be possible for investors to effect service of process, including judgments, on TELKOM or such persons within the United States, or to enforce against TELKOM or such persons in the United States judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the Untied States federal securities laws or the securities laws of any state within the United States, or upon other bases.

      TELKOM has been advised by its Indonesian legal advisor that judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the United States federal securities laws. As a result, holders of ADSs or Common Stock would be required to pursue claims against TELKOM or its Commissioners and Directors in an Indonesian court.

Forward-looking statements reflect current expectations and may not be correct.

      This document contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements reflect TELKOM’s current expectations. Although TELKOM believes that the expectations reflected in the forward-looking statements are reasonable, TELKOM can give no assurance that such expectations will prove to be correct. They are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. In light of the many risks and uncertainties surrounding Indonesia, investors in the ADSs or the common shares should bear in mind that TELKOM cannot guarantee that the forward-looking statements described herein will transpire. All subsequent written and oral forward-looking statements attributable to TELKOM or persons acting on our behalf are expressly qualified in their entirety by reference to these risks.

ITEM 4.     INFORMATION ON THE COMPANY

A.  History and development of the Company

      Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”), a majority state-owned company, is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company’s purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.

      In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephone services were first made available in Indonesia in 1882 and, until 1906, were provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company to provide postal and telecommunications services in Indonesia, apart from services in Sumatera, which were transferred in the 1970’s. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro, and PN Telekomunikasi. In 1974, PN Telekomunikasi was further divided into two state-owned companies, Perusahaan Umum Telekomunikasi (“Perumtel”) to provide domestic and international telecommunications services and PT Inti, to provide telecommunications equipment manufacturing. In 1980, the international telecommunications business was transferred to Indosat.

      In 1991, Perumtel was transformed into a “Persero”, or state-owned limited liability corporation with commercial purposes, and renamed Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, known as TELKOM. Prior to 1995, TELKOM’s business operations were segregated into twelve regional operating units, known as “Witels,” which were centrally controlled from TELKOM’s headquarters in Bandung, West Java. Each Witel had a management structure responsible for all aspects of TELKOM’s business in their respective regions, from the provision of telephone services to property management and security. The Company has its place of domicile in Indonesia and its registered office at No. 1, Jalan Japati, Bandung, 40133, Indonesia, Tel. No. (62) (22) 452-1510.

      During 1995, TELKOM restructured its operations by converting all twelve Witels into seven regional divisions (Division I Sumatera; Division II Jakarta and the surrounding areas; Division III West Java; Division IV Central Java; Division V East Java; Division VI Kalimantan; and Division VII Eastern part of Indonesia) and one Network Division. The Company also entered into KSO Agreements pursuant to which it transferred the right to operate of five of its seven regional divisions (regional divisions I, III, IV, VI, and VII) to private sector consortia, each of which involved one or more prominent international telecommunications operators. The KSO Agreements provided for the relevant KSO partner to manage and operate the regional division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for an agreed amount of compensation. The KSO Agreements also provided for TELKOM and the KSO partner to share revenues generated during the term of the agreement.

      On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange, and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares have also been publicly offered without listing on the Tokyo Stock Exchange. TELKOM is currently one of the largest companies by market capitalization in Indonesia, with a market capitalization of approximately Rp.514,800 billion as of January 20, 2004. The Government currently has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM.

The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.

      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM leading to certain disputes. As a result, TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI. In 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, PT Dayamitra Telekomunikasi (“Dayamitra”), and purchased a call option and granted a put option with respect to the remaining shares of Dayamitra. In 2002, TELKOM entered into an agreement to acquire 100% of the shares of its KSO partner in Regional Division I, PT Pramindo Ikat Nusantara (“Pramindo”). Under the terms of its agreement with Pramindo, TELKOM agreed to acquire the shares of Pramindo in three tranches, August 2002 (30%), September 2003 (15%) and December 2004 (55%). TELKOM obtained management control of Pramindo in August 2002. In 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”). For a more complete description of the foregoing transactions and TELKOM’s KSO arrangements, see “Item 10C. Additional Information — Material Contracts” and “Item 4B. Information on the Company — Business Overview — Joint Operation Scheme (KSO)”.

      In 1999, the Government passed Telecommunications Law No. 36 which became effective in September of 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the prior telecommunications law, TELKOM and PT Indonesian Satellite Corporation (“Indosat”) maintained joint ownership in most telecommunications companies in Indonesia. The Governments reforms called for the progressive elimination of these joint shareholdings to promote competition. As a result, in 2001, TELKOM acquired Indosat’s 35% interest in Telkomsel, resulting in TELKOM owning 77.72% of the shares of Telkomsel, and Indosat acquired TELKOM’s 22.5% interest in Satelindo and 37.2% interest in Lintasarta. In 2002, TELKOM sold 12.72% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), resulting in TELKOM’s ownership being reduced to 65% of the shares of Telkomsel. For a more complete description of the foregoing transactions, see “Item 10.C. Additional Information — Material Contracts”.

      Pursuant to the Telecommunications Law, the Government as of August 1, 2001 terminated the exclusive rights of TELKOM to provide fixed-line services in Indonesia and Indosat to provide international direct dial services. The termination of these exclusive rights once fully implemented is expected to result in TELKOM and Indosat providing new telecommunications services in competition with each other.

      For a description of the important events in the development of the Company’s business since the beginning of the Company’s last three financial years to the date of this Annual Report, see “Item 5A. Operating and Financial Review and Prospects — Operating Results — Overview”. A description of the Company’s principal capital expenditures and divestitures, since the beginning of the Company’s last three financial years to the date of this Annual Report is set forth in “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. Information concerning the principal capital expenditures and divestitures currently in progress is also described in “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

B.     Business Overview

General

      TELKOM is the main provider of fixed-line telecommunications services in Indonesia and is the majority owner of Telkomsel, which is the largest Indonesian mobile cellular operator, as measured by subscribers and revenue. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM reports revenues in the following categories:

•	Fixed-line (which consists of fixed wireline and fixed wireless);

•	Cellular;

•	Joint Operation Scheme (KSO);

•	Interconnection;

•	Network;

•	Data and Internet;

•	Revenue Sharing Arrangements; and

•	Other Telecommunications-related Services (including revenues from telephone directory services).

      These revenue categories are all reported as part of the “Fixed Line” segment in the consolidated financial statements with the exception of the cellular business which is reported as a separate segment.

      For 2002, no single customer, other than interconnection customers, accounted for more than 1% of TELKOM’s total operating revenues, and TELKOM’s top 100 customers, other than interconnection customers, together accounted for more than 5% of its total operating revenues. For the purpose of calculating operating revenues, TELKOM treats each state-owned enterprise owned by the Government as a single customer.

      TELKOM’s business does not experience significant seasonality.

Fixed-Line Services

      Fixed-line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed-line services in Indonesia. In 2002, TELKOM provided fixed-line services in Divisions I, II, V and VI. In 2002, revenues from fixed-line services in these divisions contributed Rp.7,264.1 billion (US$811.6 million), or 34.9% of total operating revenues. Beginning July 31, 2003, when TELKOM acquired KSO investor, PT AriaWest International (“AriaWest”), TELKOM began providing fixed-line services in Division III. Fixed-line services in Divisions IV and VII continue to be provided through KSO joint venture arrangements and revenue to TELKOM from these KSOs are reported under Joint Operation Scheme. See “— Joint Operation Scheme” below.

      Fixed-line subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local and domestic long-distance services. Usage charges are generally uniform nationwide and are based on call distance, call duration and the time of day at which calls are made. In addition, subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance, which are billed on a monthly basis.

      TELKOM has historically been the principal provider of fixed-line services and Indosat has historically been the principal provider of international direct dial services in Indonesia. However, the Government as of August 1, 2002 has terminated TELKOM’s exclusive rights to provide local fixed-line services and Indosat’s exclusive rights to provide international direct dial services. This may result in Telkom and Indosat engaging in competition with each other.

     CDMA Fixed Wireless

      TELKOM began offering a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and is now also available in 35 other cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrently with its use of CDMA fixed wireless technology for the development of its fixed-line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network and expand its TELKOMFlexi service to other cities and regions in Indonesia. As of December 31, 2002, TELKOM had 396 BTSs and 829,547 line units deployed, of which 380 BTSs and 775,647 line units were financed by TELKOM itself and 16 BTSs and 53,900 line units were established under the BOT scheme. As of December 31, 2003, TELKOM has achieved sales of 452,185 TELKOMFlexi Line Units (consisting of 443,977 Line Units in non-BOT areas and 8,208 Line Units in BOT areas).

      TELKOMFlexi revenues are reported under fixed-line services. These revenues are being reported as fixed-line revenues because this business is being conducted pursuant to TELKOM’s fixed-line license. See “— Regulation” below.

      TELKOMFlexi subscribers have the option of postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local domestic-long distance and international services, which charges are generally the same as those paid by fixed-line subscribers. Prepaid subscribers purchase SIM-cards and refill vouchers in amounts of Rp.50,000, Rp.100,000 and Rp.150,000 and pay only usage charges, which are higher than those paid by postpaid subscribers. For prepaid services, a customer purchasing a Rp.80,000 SIM card or a Rp.50,000 refill voucher is counted as a subscriber for two months, a Rp.100,000 voucher or refill is counted as a subscriber for three months and a Rp.150,000 voucher or refill is counted as a subscriber for four months. Each time a customer purchases a refill such two, three and four month period is recalculated.

      TELKOMFlexi subscribers are also provided with a number of value-added features, such as SMS, voicemail and information services, such as billing and directory assistance. The revenues from these services are reported in the Data and Internet category. See “— Data and Internet Services” below.

     IDD Services

      TELKOM is preparing to offer IDD services. TELKOM expects to receive its formal “Modern License” from the Government to provide these services as compensation for loss of exclusivity for local and DLD services. IDD revenues will be reported under fixed-line services. Through its VoIP services, TELKOM already provides international long-distance services. Revenues from VoIP services are, however, recorded under “Data and Internet Services,” because this service relies on data transmission over the internet. See “— Data and Internet Services” below.

Cellular Services

      TELKOM provides its mobile cellular services mainly through its 65%-owned subsidiary Telkomsel. Cellular revenues grew by 32.3% from Rp.4,708.0 billion, or 28.9% of TELKOM’s total operating revenues, for the year ended December 31, 2001 to Rp.6,226.8 billion (US$695.7 million), or 29.9% of TELKOM’s total operating revenues, for the year ended December 31, 2002. Over the same period, the number of Telkomsel’s mobile cellular subscribers has increased from approximately 3.3 million at the end of 2001 to approximately 6.0 million at the end of 2002. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 52.8% share of the GSM cellular market in Indonesia at the end of 2002.

      Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through 167 international roaming partners in 70 countries as of the end of 2002. Telkomsel currently has the largest network of any of the cellular operators in Indonesia, providing coverage to over 85% of Indonesia’s population and more than 600 cities.

      Telkomsel provides its subscribers with the option of a prepaid service under the brand name “SimPATI Nusantara,” or a postpaid service under the brand name “KartuHALO.” Telkomsel also offers tailor-made postpaid services for corporate customers and a post-paid family service under the brand name “HALOkeluarga”. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, domestic-long distance and international services.

      Prepaid customers purchase a starter package, the price of which starts at Rp.75,000, depending on the value of the pre-paid voucher included in the package. The Rp.75,000 starter package contains a SimPATI SIM card worth Rp.50,000. The Rp.100,000 and Rp.150,000 starter packages contain SimPATI SIM cards worth Rp.50,000 and Rp.100,000, respectively. Customers can buy pre-paid vouchers ranging in value from Rp.50,000 to Rp.1,000,000 to increase the value of their SIM cards. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14-digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. The prepaid customer credits have a predetermined expiry date and irrespective of usage will expire on such date. SimPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centres and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, via telephone banking or over the Internet. Provided that they meet certain credit-related eligibility requirements, SimPATI customers may sign up for Telkomsel’s post-paid KartuHALO services at any time without having to change their telephone numbers. While SimPATI customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers.

      Telkomsel also offers cellular users value added services such as SMS, international roaming, GPRS, MMS, multi-party calling, call forwarding, call waiting, caller number display and non-display, mobile banking, SMS to e-mail services and other personal mobile data services, the revenues from which are reported in the Data and Internet category. See “— Data and Internet Services” below.

      The following table sets forth selected historical information on Telkomsel’s subscriber base for the periods indicated:

	As of or for the year ended
	December 31,

	2000	2001	2002

Cellular subscribers(1)
KartuHALO (Postpaid)	657,436	865,211	923,005
SimPATI (Prepaid)	1,029,903	2,386,821	5,087,767
Deactivations(2)
KartuHALO (Postpaid)	112,840	177,514	279,648
SimPATI (Prepaid)	113,763	120,403	470,298
Average monthly churn rate(3)
KartuHALO (Postpaid)	1.8%	2.0%	2.5%
SimPATI (Prepaid)	1.3%	0.7%	1.1%
ARPU(4)
KartuHALO (Postpaid) (Rp.’000)	281	287	298
SimPATI (Prepaid) (Rp.’000)	103	111	103

(1)	Prepaid subscribers may purchase SIM-cards and refill vouchers with values ranging from Rp.50,000 to as much as Rp.1,000,000. The following table shows the respective active periods for Telkomsel’s prepaid packages:

Value of Voucher or SIM Card	Period during which subscribers will have access to services

Rp.50,000	60 days
Rp.100,000	90 days
Rp.150,000	150 days
Rp.200,000	180 days
Rp.300,000	210 days
Rp.500,000	240 days
Rp.1,000,000	270 days

(2)	Includes voluntary and involuntary deactivations.

(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.
(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and dividing by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnect revenues, international roaming revenues from visitors and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.

Joint Operation Scheme

      TELKOM and its KSO partner, PT Mitra Global Telekomunikasi Indonesia, provide fixed-line and other services in Regional Division IV, and TELKOM and its KSO partner, PT Bukaka SingTel International, provide fixed-line and other services in Regional Division VII. Until July 31, 2003, when TELKOM acquired AriaWest, TELKOM and AriaWest provided fixed-line and other services in Regional Division III. In 2002, TELKOM’s revenues from KSO divisions in Regional Divisions III, IV and VII contributed Rp.2,128.1 billion (US$237.8 million), or 10.2% of total operating revenues.

      TELKOM’s portion of KSO revenues for the last three years (2000 — 2002) are indicated in the following table:

	2000		2001		2002

KSO Division	MTR	DTR	MTR	DTR	MTR	DTR

	(Rp. in billion)		(Rp. in billion)		(Rp. in billion)
Division I (Sumatera)(2)	488.2	206.5	497.9	259.8	296.3	197.3
Division III (West Java and Banten)	344.0	79.9	366.3	117.8	390.1	157.8
Division IV (Central Java)	355.8	107.9	371.3	133.6	387.5	183.2
Division VI (Kalimantan)(1)	137.0	101.9	—	—	—	—
Division VII (Eastern Indonesia)	231.7	198.9	238.7	221.8	245.8	262.7

Total	1,556.7	695.1	1,474.2	733.0	1,319.7	801.0

Notes:

(1)	TELKOM consolidated Regional Division VI (Kalimantan) as of and for the year ended December 31, 2001, following the acquisition of a 90.32% equity interest in Dayamitra on May 17, 2001. TELKOM consolidated Rp.260.3 billion and Rp.323.4 billion of operating revenues from Regional Division VI (Kalimantan) in 2001 and 2002, respectively.
(2)	TELKOM consolidated Regional Division I (Sumatera) from August 2002, following an agreement to acquire 100% of the equity interest in, and control of, Pramindo on August 15, 2002. The numbers included in this table for Regional Division I (Sumatera) represent the revenues generated by Regional Division I from January 1, 2002 to July 31, 2002. TELKOM consolidated Rp.364.4 billion of operating revenues from Regional Division I (Sumatera) from August 1, 2002 through December 31, 2002.

     TELKOM entered into agreements to establish the KSOs in 1995 and pursuant to such agreements transferred the right to operate Regional Divisions I, III, IV, VI, and VII to private sector consortia, each of which involved one or more prominent international telecommunications operators. TELKOM retained the right to operate divisions II and V, its two largest divisions. The KSO Agreements provided for the relevant KSO partner to manage and operate the Regional Division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for a pre-determined agreed amount of compensation. The KSO Agreements also provided for TELKOM and the KSO partner to share revenues generated during the term of the agreement.

      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM. In order to assist the KSO partners in meeting their obligations and to maintain the continuity of the KSO Agreements, all of the KSO partners entered into a memorandum of understanding (the “MOU”) with TELKOM on June 5, 1998 which reduced the minimum line construction obligations of the KSO partners, decreased TELKOM’s share of KSO revenues for 1998 and 1999, and cancelled TELKOM’s option to purchase the assets of the

KSO before the end of the KSO period. Beginning January 1, 2000, the parties have reverted to the terms of the original KSO agreements with respect to MTR and DTR payments. Due to the severity of the crisis, these measures did not solve the significant difficulties faced by the KSO partners and TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI.

      On May 17, 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, PT Dayamitra Telekomunikasi (“Dayamitra”), and purchased a call option and granted a put option with respect to the remaining shares of Dayamitra, for an aggregate consideration of approximately US$130.8 million. An initial payment of US$18.3 million was made on May 17, 2001, US$8.9 million was paid on August 10, 2001 as a post-closing, working capital adjustment to the purchase price and the balance of US$103.6 million was agreed to be paid in eight quarterly installments of approximately US$13.0 million between August 17, 2001 and May 17, 2003.

      On April 19, 2002, TELKOM entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid up share capital of its KSO partner in Regional Division I, PT Pramindo Ikat Nusantara (“Pramindo”). Under the terms of the agreement, TELKOM agreed to acquire the shares of Pramindo in three tranches: in August 2002 (30%), September 2003 (15%) and December 2004 (55%). TELKOM has provided US$384.4 million in its accounts as the aggregate consideration for this transaction. Of the US$384.4 million, TELKOM made an initial payment of US$9.3 million (Rp.82 billion) in August 2002 and issued promissory notes (series I and II) dated August 2002 for the remaining amount. The agreement grants the selling shareholders a number of protective rights and is conditional upon TELKOM meeting its payment obligations under the promissory notes. The series I promissory notes have a face value of approximately US$372.2 million, while the aggregate amount of the series II promissory notes is estimated to be approximately US$2.9 million. The promissory notes are payable in ten unequal quarterly installments through December 2004 which are funded by monthly amounts transferred by TELKOM to an escrow account. Under the agreement, TELKOM also provided a loan of US$86 million (Rp.765 billion) to Pramindo which was used to repay loans from the IFC, one of the selling shareholders. TELKOM also made an additional payment of Rp.250 billion in respect of a working capital reimbursement to the selling shareholders. TELKOM obtained control of Pramindo as of the closing in August 2002. On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank NV Jakarta in the amount of approximately US$130 million. TELKOM intends to use the loan to repurchase the series I promissory notes that are due on June 15, 2004, September 15, 2004 and December 15, 2004 as the interest rate applicable to the loan is less than the interest rate of the promissory notes.

      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”), and entered into a settlement agreement pursuant to which Telkom and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding for an aggregate consideration of US$58.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$38.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. As a result of the acquisition of AriaWest and the settlement of the ICC arbitration, TELKOM has reversed the provision of Rp.511.9 billion which was previously made with respect to certain receivables from KSO Unit III and accrued the settlement amount of Rp.179.0 billion in its consolidated financial statements.

      The ICC arbitration proceeding, which was settled as of July 31, 2003, involved claims by AriaWest that TELKOM was in material breach of provisions of the KSO Agreement with AriaWest based on, among other things, (i) the alleged loss of certain exclusive rights granted to AriaWest by the Government with respect to the provision of certain telecommunication services in West Java; (ii) the alleged failure of TELKOM to transfer control of the KSO Unit’s finances, employees and management to AriaWest, and TELKOM’s alleged interference with AriaWest’s efforts to exercise management control over the KSO Unit; (iii) the alleged failure of TELKOM to pay amounts identified in a forensic audit for AriaWest as being unaccounted for, lost or otherwise unreasonably disbursed by the KSO Unit during the period December 1, 1995 through September 11, 2000; (iv) TELKOM’s acts and omissions which allegedly caused the Government to reduce telecommunications tariffs in 1999 and to impose a zero tariff increase in 2000; (v) the alleged wrongful termination by TELKOM of the KSO Agreement with AriaWest and, subsequent to termination, alleged wrongful imposition of interim management measures; (vi) TELKOM’s alleged failure to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO Agreement requested by AriaWest; and (vii) TELKOM’s alleged failure to cause the KSO Unit to pay AriaWest certain disputed sums as reimbursement for cash outlays by AriaWest or other funds claimed by AriaWest. AriaWest sought at least US$1.3 billion in damages in the arbitration, although it did not specify the amount of damages associated with most of its claims. TELKOM objected to the ICC’s jurisdiction over AriaWest’s claims relating to the alleged loss of AriaWest’s exclusive rights and tariff adjustment and, wholly apart from its jurisdictional objections, TELKOM denied all of AriaWest’s claims. TELKOM also asserted claims against AriaWest for material breaches of the KSO Agreement. Although TELKOM had not completed estimating the amount of its losses, damages and costs, TELKOM was seeking damages in connection with two of its counterclaims of at least Rp.412 billion in Minimum Telkom Revenue and more than Rp.98 billion in Distributable KSO Revenue due to TELKOM as of July 9, 2001, the date TELKOM terminated the KSO Agreement, exclusive of late payment fees and interest.

      In 2001, TELKOM entered into an agreement with Indosat pursuant to which Indosat agreed, subject to the satisfaction of certain conditions precedent, to acquire TELKOM’s assets in Regional Division IV for US$375 million. This agreement was part of the cross-ownership transaction in 2001. In February of 2001, TELKOM and Indosat announced the cancellation of the acquisition as certain conditions precedent had not been satisfied. As a result of the cancellation of the acquisition, TELKOM paid US$198 million to Indosat. On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations.

      On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, PT Bukaka SingTel International (“Bukaka SingTel”), entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 IX in KSO VII region. To date, the terms of such Memorandum of Understanding have not yet been implemented in a definitive agreement.

      The following table sets forth certain information regarding the KSOs as of December 31, 2002, which has been derived from the KSO Agreements, amendments to the KSO Agreements and other related sources.

	Division I*	Division III	Division IV	Division VI	Division VII

KSO Partner	Pramindo Ikat Nusantara	AriaWest International	Mitra Global Telekomunikasi Indonesia	Dayamitra Telekomunikasi	Bukaka SingTel

Shareholders in the KSO:
Foreign telecommunications operator	France Cables et Radio SA (28.00%)	MediaOne International BV (35.00%)	Telstra Global Ltd. (20.37%) and Nippon Telegraph and Telephone Corporation (15.27%)	TM Communications (H.K.) Ltd. (9.68%)	Singapore Telecommunication International Pte. Ltd. (40.00%)
Indonesian and Other Shareholders	PT Telekomunikasi Indonesia, Tbk (30.00%); PT Astratel Nusantara (24.50%); Indosat (9.10%); Marubeni Corporation (5.60%); International Finance Corporation (2.10%); NMP Singapore Pte. Ltd. (0.70%)	PT Aria Infotek (52.50%); The Asian Infrastructure Fund (12.50%)	PT Widya Duta Informindo (31.31%); Indosat (30.55%); Itochu Corporation (1.25%); Sumitomo Corporation (1.25%)	PT Telekomunikasi Indonesia, Tbk (90.32%)	PT Bukaka Telekomindo International (60.00%)
MTR (in Rp. billions) #	507.9	390.1	387.5	141.3	245.8
Revenue Sharing (TELKOM : KSO Partners)	30 : 70	30 : 70	30 : 70	30 : 70	35 : 65
End of KSO Period	2010	2010	2010	2010	2010

* Note:	Under Indonesian GAAP, TELKOM is required to consolidate Pramindo Ikat Nusantara due to TELKOM’s control of the company.

# Note:	The numbers included here are gross MTR revenues before elimination for consolidation purposes of MTR revenues from Pramindo (Regional Division I) and Dayamitra (Regional Division VI).

     The KSO Agreements provide for the relevant KSO partner to manage and operate the Division until the end of the KSO period, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the new telecommunications facilities in the Regional Division to TELKOM for an agreed amount of compensation. The KSO Agreements also provide for TELKOM to receive a one-time initial payment from the KSO partners and guaranteed minimum monthly payments, or Minimum Telkom Revenues or MTR, and additional monthly revenue sharing payments, or Distributable Telkom Revenues or DTR, from the revenues of the KSO Unit after payment of MTR and certain operating expenses. The KSO partners were granted licenses to enter into KSO arrangements with TELKOM to provide fixed-line services in the respective regions.

Interconnection Services

      TELKOM receives revenues from other telecommunications operators providing fixed-line, cellular, international long-distance and other services that interconnect with TELKOM’s network. In 2002, revenues from interconnection services contributed Rp.2,831.3 billion (US$316.3 million), or 13.6% of total operating revenues.

      TELKOM enters into interconnection agreements with one to three year terms with other telecommunications network operators, including Indosat and Satelindo, Indonesia’s IDD service providers and the cellular operators, establishing the fees payable by the respective operators and the procedures for routing calls through the networks of the respective operators. Most of the short term (one-year) interconnection agreements are entered into with telecommunications network operators.

      TELKOM’s interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year ended December 31,

	1998	1999	2000	2001	2002

	(millions of minutes)
Mobile Cellular Interconnection(1)
Digital
Incoming paid minutes	920.8	1,396.8	1,968.6	2,284.9	2,757.9
Outgoing paid minutes	604.8	873.2	1,687.1	2,645.8	3,807.5
Analog
Incoming paid minutes	119.7	62.9	71.8	70.5	73.0
Outgoing paid minutes	62.0	24.7	34.0	43.5	47.0

Subtotal	1,707.3	2,357.6	3,761.5	5,044.7	6,685.4
Fixed Wireless Interconnection(2)
Incoming paid minutes	34.2	41.9	72.5	83.7	100.2
Outgoing paid minutes	29.5	33.1	39.3	30.5	36.3

Subtotal	63.7	75.0	111.8	114.2	136.5

Total wireless paid minutes	1,771.0	2,432.6	3,873.3	5,158.9	6,821.9
Fixed Wireline Interconnection(3)
Incoming paid minutes	7.4	26.1	30.1	31.9	28.2
Outgoing paid minutes	0.4	2.9	3.3	4.2	3.3

Total paid minutes	7.8	29.0	33.4	36.1	31.5
Satellite Phone Interconnection
Incoming paid minutes	—	—	—	2.4	12.6
Outgoing paid minutes	—	—	—	0.5	5.6

Total paid minutes	—	—	—	2.9	18.2
International Interconnection(4)
Incoming paid minutes	408.2	403.2	345.8	286.8	303.3
Outgoing paid minutes	309.7	251.1	250.6	241.9	200.3

Total paid minutes	717.9	654.3	596.4	528.7	503.6
Total
Incoming paid minutes	1,490.3	1,930.9	2,488.8	2,760.2	3,275.2
Outgoing paid minutes	1,006.4	1,185.0	2,014.3	2,966.4	4,100.0
Total paid minutes	2,496.7	3,115.9	4,503.1	5,726.6	7,375.2

(1)	Includes interconnection with Telkomsel. TELKOM’s paid minutes from Telkomsel for 1998-2002 are set forth in the following table.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(millions of minutes)
Incoming paid minutes	479.4	706.0	1,025.0	1,289.9	1,672.6
Outgoing paid minutes	325.1	430.0	771.0	1,266.0	2,001.6

(2)	Fixed wireless interconnection minutes are derived from interconnection with the network of PT Radio Telepon Indonesia (“Ratelindo”).
(3)	For 1998, consists only of four months ended December 31, 1998. Fixed wireline interconnection minutes are derived from interconnection with PT Batam Bintan Telekomunikasi (“BBT”).

(4)	International interconnection minutes are derived from interconnection with Indosat’s and Satelindo’s international networks, which does not include minutes from mobile cellular and fixed wireless operators that interconnect directly with international gateways.

     Network Services

      TELKOM provides satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines as network services. In 2002, revenues from network services contributed Rp.316.1 billion (US$35.3 million), or 1.5% of total operating revenues. TELKOM’s customers for network services include businesses and other telecommunications operators. Customers may enter into agreements which can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.

     Data and Internet Services

      TELKOM provides SMS for fixed line, fixed wireless and cellular phones, multimedia dial-up Internet access and other multimedia services, VoIP services for international calls and ISDN lines. In 2002, revenues from data and internet services contributed Rp.1,551.6 billion (US$173.4 million), or 7.5% of total operating revenues. The Company is also in the process of developing a broadband access network utilizing ADSL, hybrid fiber coaxial cables and satellites.

      In 2002, an average of 296,963 telephone subscribers accessed our TELKOMNet Instant dial-up Internet service per month, representing an increase of 60.3% over the prior year. Subscribers utilized a total of 1.72 billion minutes of dial-up service in 2002.

      In September 2002, TELKOM commenced premium VoIP international calling service under the name “TELKOMGlobal-017” and standard VoIP international calling service under the name “TELKOMSave” and TELKOM is currently providing both services in several cities in Indonesia. Its VoIP services currently allow subscribers access to 493 destination points in 253 countries through agreements which TELKOM has entered into with Global Communications Inc. and Singapore Telecommunications Limited that allow TELKOM to access their international networks. VoIP is a low-cost phone service that is accessed by dialing a special international long-distance prefix (in TELKOM’s case, 017). The Company plans to increase the number of access points in Indonesia and abroad from which its customers are able to access its VoIP services. In 2002, an average of 66,058 telephone subscribers used either TELKOM Save or TELKOMGlobal each month, representing an increase of 19.9% over the prior year.

      Certain information about TELKOM VoIP services is set forth in the following table:

Item	TELKOMGlobal 017	TELKOMSave

Tariff	60% of normal IDD rate	Up to 40% of normal IDD rate
Dial	One stage	Two stage
Quality/ Technology	Premium VoIP	Standard VoIP

     Revenue-Sharing Arrangements (PBHs)

      In 2002, revenues from revenue-sharing arrangements amounted to Rp.263.8 billion (US$29.5 million), or 1.3% of TELKOM’s total operating revenues. TELKOM currently has approximately 17 revenue sharing arrangements. Under such arrangements, investors finance the costs of developing and constructing telecommunications facilities, and TELKOM and the investors share the revenues from such facilities for a fixed period of time. Generally, during the revenue sharing period TELKOM manages and operates the facilities and bears the cost of repairs and maintenance, though the investors retain legal ownership to the property, plant and equipment constructed during this period. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to TELKOM. The revenue-sharing arrangements generally provide for investors to receive all revenues from installation charges and for the investors and TELKOM to share revenues from usage and subscription charges. However, TELKOM is no longer interested in entering into revenue sharing arrangements on the terms outlined above, as TELKOM is seeking to improve the terms of such revenue sharing arrangements.

     Other Telecommunications-related Services

      TELKOM also provides a variety of other services, such as:

•	telephone directory, which TELKOM provides through its majority-owned subsidiary, Infomedia;

•	cable and pay television and related services, which it provides through its majority-owned subsidiary, Indonusa; and

•	telex and telegram services.

      In 2002, revenues from other telecommunications-related services amounted to Rp.221.0 billion (US$24.7 million), or 1.1% of TELKOM’s total operating revenues.

Network Infrastructure

     Fixed-line Network and Backbone

      Fixed-Line Network. TELKOM’s fixed-line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. All of TELKOM’s switching facilities at the local and trunk exchanges are now digital. TELKOM believes that this substantially increases network efficiency, performance, and call routing flexibility.

      TELKOM’s total number of fixed-lines in service in all divisions, including those lines in KSO divisions which are owned by the KSO partners and will be transferred to TELKOM at the end of the KSO period, has increased from approximately 7.22 million as of December 31, 2001 to approximately 7.75 million as of December 31, 2002, of which approximately 5.97 million were for residential customers, approximately 1.36 million were for business customers, approximately 19,800 were for social customers, which include churches, hospitals, schools and government offices, and approximately 400,000 were for public telephones, including kiosk phones, or public phones.

      The following table sets forth statistics relating to TELKOM’s fixed-line network since 1998:

	As of or for the Year Ended December 31,

	1998(5)	1999(5)	2000(5)	2001(6)	2002(7)

Operating Statistics
Exchange capacity
Non-KSO Divisions	4,324,024	4,449,552	4,515,615	5,135,108	6,643,688
KSO Divisions(8)	3,827,993	3,909,179	3,946,407	3,669,336	2,459,950

Total	8,152,017	8,358,731	8,462,022	8,804,444	9,103,638
Installed lines
Non-KSO Divisions	3,907,036	3,957,815	4,086,298	4,725,268	6,165,770
KSO Divisions(8)	3,290,063	3,471,447	3,581,779	3,316,406	2,234,892

Total	7,197,099	7,429,262	7,668,077	8,041,674	8,400,662
Lines in service(1)
Non-KSO Divisions	3,014,824	3,256,992	3,610,363	4,270,243	5,710,427
KSO Divisions	2,556,820	2,823,201	3,052,242	2,948,695	2,039,608

Total	5,571,644	6,080,193	6,662,605	7,218,938	7,750,035

	As of or for the Year Ended December 31,

	1998(5)	1999(5)	2000(5)	2001(6)	2002(7)

Lines in service per 100 inhabitants
Non-KSO Divisions	4.95	5.3	5.7	5.6	4.64
KSO Divisions(8)	1.78	1.9	2.0	2.0	2.00

Combined	2.73	2.9	3.1	3.25	3.45
Subscriber lines
Non-KSO Divisions	2,888,479	3,101,885	3,394,075	4,005,106	5,394,940
KSO Divisions(8)	2,466,514	2,709,066	2,923,223	2,831,168	1,952,226

Total	5,354,993	5,810,951	6,317,298	6,836,274	7,347,166
Public telephones
Non-KSO Divisions	126,345	155,107	216,288	265,137	315,487
KSO Divisions(8)	90,306	114,135	129,019	117,527	87,382

Total	216,651	269,242	345,307	382,664	402,869
Leased lines in service
Non-KSO Divisions(2)	1,371	2,446	3,300	4,973	8,193
KSO Divisions(8)	1,760	2,143	2,702	2,631	1,879

Total	3,131	4,589	6,002	7,604	10,072
Subscriber Pulse Production(3)(4) (millions)
Non-KSO Divisions	25,095	25,077	28,231	34,342	44,340
KSO Divisions(8)	20,810	22,182	24,628	24,047	16,788

Total	45,905	47,259	52,859	58,389	61,128
Call completion rate (%)
Local
Non-KSO Divisions	68.1	72.0	77.0	75.8	75.8
KSO Divisions	68.1	70.1	71.4	72.5	75.5

Combined	68.1	70.6	73.0	73.9	75.6
Domestic long-distance
Non-KSO Divisions	62.1	64.0	69.3	65.4	65.5
KSO Divisions	62.0	62.4	64.5	85.6	68.1

Combined	62.0	63.0	65.8	65.7	66.6
Fault rate(4)
Non-KSO Divisions	0.92	0.39	0.42	0.8	4.6
KSO Divisions	2.24	2.02	1.69	3.1	8.9

Combined	3.81	4.25	4.08	3.94	5.19
Lines in service per employee
Non-KSO Divisions	157	171	191	209	233
KSO Divisions(8)	135	149	163	174	201

Combined	146	160	177	193	223

(1)	Lines in service comprise subscriber lines and public telephone lines, and include the following number of lines in service operated by TELKOM pursuant to revenue sharing arrangements as of December 31, 1998: 406,487, 1999: 405,643, 2000: 409,818, 2001: 430,477 and 2002: 443,316.
(2)	Excludes leased lines for TELKOM’s network and multimedia businesses.

(3)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and cellular phones.
(4)	Faults per 100 connected lines per month. The calculation formula was changed in January 2002 to include indoor installation and mass fault. The previous measure of fault consisted of exchange and outdoor cable fault.
(5)	For 1998, 1999 and 2000, Non-KSO Divisions refer to Divisions II and V, while KSO Divisions refer to Divisions I, III, IV, VI and VII.
(6)	For 2001, Non-KSO Divisions refer to Divisions II, V, and VI, while KSO Divisions refer to Divisions I, III, IV, and VII.
(7)	For 2002, Non-KSO Divisions refer to Divisions I, II, V, and VI, while KSO Divisions refer to Divisions III, IV, and VII.
(8)	Includes lines in KSO Divisions I, III, IV, VI and VII which are owned by the KSO partners and will be transferred to TELKOM at the end of the KSO period.

     The following table sets forth certain information relating to the Company’s (including KSOs) fixed-line network in each of its operating divisions as of December 31, 2002:

	Division I	Division II	Division III	Division IV	Division V	Division VI	Division VII

			(West Java
			and	(Central	(East		(East
	(Sumatera)	(Jakarta)	Banten)	Java)	Java)	(Kalimantan)	Indonesia)	Total

Local Exchange Capacity	1,264,324	3,316,552	879,004	770,289	1,660,456	402,356	810,657	9,103,638
Total Lines in Service	1,115,875	2,824,556	672,597	646,701	1,427,660	342,336	720,310	7,750,035
Capacity Utilization (%)	88.26	85.17	76.52	83.96	85.98	85.08	88.86	85.13
Installed Lines	1,193,793	3,079,884	726,219	728,752	1,521,452	370,641	779,921	8,400,662
Installed Lines Utilization Rate	93.47	91.71	92.62	88.74	93.84	92.36	92.36	92.26
Employees(1)	5,302	8,433	2,773	3,033	4,282	1,299	4,329	34,678
Population (millions)(2)	47.36	26.01	25.89	44.16	36.22	13.40	31.85	224.89
Line Penetration(%)(3)	2.36	10.86	2.60	1.46	3.94	2.55	2.26	3.45

(1)	Includes employees seconded to KSOs in Divisions III, IV and VII.
(2)	Source: Indonesian Central Bureau of Statistics (estimated figures).
(3)	Based on the estimated population figures.

     Backbone. TELKOM’s telecommunications network consists of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology. The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2002.

	Capacity	Percentage
	(number of	of total
Transmission medium	circuits)	capacity

Optical fiber cable	221,460	56.2
Microwave	115,626	29.3
Submarine cable	45,600	11.6
Satellite	11,450	2.9

Total	394,136	100.00

      For more information on TELKOM’s satellites, see “Other Network Infrastructure” below.

     Wireless Network

      Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to more than 85% of Indonesia’s population and more than 600 cities. Telkomsel currently operates a nationwide GSM/DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and

22.5 MHz in the 1800 MHz band, including the additional 15 MHz that was transferred from TELKOM to Telkomsel. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services in several major cities in Sumatera, Java, Bali, Kalimanta and Sulawesi since October 2002.

      The Telkomsel network is an integrated network of (i) base transceiver stations containing transmitters, receivers and other equipment that communicate by radio signals with cellular telephone handsets within the range of the base transceiver station, (ii) digital switch centres that route calls to the proper destinations and (iii) transmission facilities that link the digital switch centres to other cell sites. The various components of the network are connected primarily by microwave transmission, trunk lines owned by Telkomsel and other fixed lines. In addition, through agreements with TELKOM, Telkomsel leases certain of TELKOM’s facilities, including leased lines, integrated management system and information system facilities, land, sites and towers.

      In 2002, Telkomsel expanded its network capacity by adding, among other equipment, 1,488 BTSs and 13,080 transmitting and receiving exchanges. As of December 31, 2002, Telkomsel’s digital network had 3,483 BTSs, 37 cellular switching centers, 130 base station controllers and 28,061 transmitting and receiving exchanges. In the first three quarters of 2003, Telkomsel added an additional 1,111 BTSs, 8,984 transmitting and receiving exchanges and switching capacity for an additional 5,390,000 subscribers.

      For each of the years ended December 31, 2000, 2001, and 2002, Telkomsel made capital expenditures for the development and expansion of its cellular network of US$90 million, US$233 million and US$494 million, respectively. During 2003, Telkomsel budgeted capital expenditures for the development and expansion of its cellular network totaling approximately Rp.5,903.0 billion (US$621.0 million), against actual capital expenditures of approximately US$559 million.

      Prior to 2002, TELKOM (through its business division, Telkom Mobile) and Telkomsel, had been independently working on the construction of separate DCS 1800 networks. TELKOM had been granted 15 MHz of radio frequency bandwith in the 1800 MHz band. In January 2002, Telkomsel entered into a co-operation agreement with TELKOM (the “Co-operation Agreement”), the purpose of which was to set the framework for the transfer of TELKOM’s mobile telecommunications business and its DCS 1800 licence to Telkomsel, and for Telkomsel to assume certain obligations and assets of TELKOM connected with the DCS 1800 network, including the assumption of TELKOM’s rights and obligations under a supply contract with Siemens. Pursuant to the Co-operation Agreement, on April 3, 2002, Telkomsel purchased TELKOM’s assets relating to Telkom Mobile and TELKOM transferred its Telkom Mobile employees to Telkomsel. Telkomsel also assumed all of TELKOM’s rights and obligations under various contracts connected with its Telkom Mobile business.

      Under the terms of the Co-operation Agreement, TELKOM procured to have its DCS 1800 licence cancelled and re-issued to Telkomsel so that Telkomsel would have 15 MHz of radio frequency in addition to its own 7.5 MHz of radio frequency in the 1800 MHz band. The MoC re-issued the license to Telkomsel on July 12, 2002.

      In addition, in order to operate a cellular service using its own allocated frequency in the 1800 MHz band, Telkomsel’s network is required by the relevant regulations to undergo feasibility testing by the MoC, following which, if successful, a certificate will be issued to Telkomsel permitting it to operate the network. At present, Telkomsel has constructed DCS 1800 networks in Jakarta and several other Indonesian cities. The Jakarta network underwent feasibility testing in 2001. Telkomsel, which commenced operation of its Jakarta DCS 1800 network in order for the feasibility test to be conducted, is currently continuing to operate the network while awaiting the issue of the requisite feasibility certificate.

      Telkomsel has also applied for feasibility testing in the nineteen other cities in which it has constructed DCS 1800 networks. It is currently awaiting a response from the MoC. In the meantime, in anticipation of the feasibility tests, Telkomsel has commenced operation of the DCS 1800 service in each of these cities.

      CDMA Fixed Wireless. TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. TELKOM currently offers its TELKOMFlexi service in 38 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrent with its use of CDMA fixed wireless technology for the development of its fixed-line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network.

      As of December 31, 2002, TELKOM had 396 BTSs and 829,547 line units deployed, of which 380 BTSs and 775,647 line units were financed by TELKOM itself and 16 BTSs and 53,900 line units were established under the BOT scheme. As of December 31, 2002, TELKOMFlexi has 8,529 line units deployed. As of December 31, 2003, TELKOM has achieved sales of 452,185 TELKOMFlexi Line Units (consisting of 443,977 Line Units in non-BOT areas and 8,208 Line Units in BOT areas).

     Data Networks

      TELKOM began operating data network services in 1997 and has since continued to develop and expand its network progressively. As of December 31, 2002, TELKOM’s IP-based network covered most of the metropolitan areas of Indonesia, with points of presence (POP) in 132 locations. The IP-based network served as the backbone network for high quality virtual private network (VPN) and for internet service providers. TELKOM has installed remote access servers in 59 locations in Indonesia and offers dial-up internet services under the name of “TELKOMNet Instan”. For corporate customers remaining high performance and secured virtual private network, TELKOM provides a premium service known as VPN Gold.

     Other Network Infrastructure

      The Company also operates the TELKOM-1 and a Palapa B-4 satellites and 155 earth stations including one satellite control system. TELKOM-1 has 36 transponders including 12 extended C-band transponders and 24 standard C-band transponders, while Palapa B-4 has 24 standard C-band transponders. TELKOM uses its satellites for the following purposes:

•	Network backbone transmission;

•	Rural telecommunications services;

•	Back-up transmission capacity for the national telecommunications network;

•	Satellite broadcasting, VSAT, and multimedia services;

•	Satellite transponder capacity leasing;

•	Satellite-based lease line; and

•	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).

Network and Satellite Development.

     Fixed-line Network Development

      TELKOM continues to develop and expand its network infrastructure. In December 2002, TELKOM signed agreements with a consortium led by Samsung Electronics and a consortium led by Ericsson, and in March 2003, TELKOM signed an agreement with Motorola, Inc. for the development of a total of 1.6 million lines based on CDMA fixed wireless technology. These projects are expected to be completed by the middle of 2006. See “Item 10C. Additional Information — Material Contracts.”

      TELKOM also has several ongoing network developments projects, which include the development of:

•	fiber optic backbone infrastructure in Sumatera to provide additional backbone capacity and to extend the backbone to the island of Batam, which will facilitate connections in the future from Batam to nearby Singapore;

•	fiber optic regional junction in Surabaya, East Java; TELKOM has finished a detailed survey and is currently conducting a design review; and

•	fiber optic regional junction in greater Jakarta.

      To further develop its other communications services, TELKOM also plans to:

•	Implement soft switch technologies to move towards a next generation network;

•	Expand the broadband access network utilizing ADSL, which currently only covers Division II (Jakarta) and Division V (East Java);

•	Enhance its network through the progressive replacement of its old copper access network with optical access network;

•	Develop and promote additional advanced telephony services and features; and

•	Continue network integration and quality improvement.

     IDD Network Development

      TELKOM has been making preparations to provide IDD and its derivative services. It expects to receive its “Modern License” by the beginning of 2004. TELKOM has also upgraded switches in Batam, Jakarta and Surabaya to have international gateway capabilities. Since 2002, TELKOM operates microwave links to connect Batam Island (Indonesia) and Sentosa Island (Singapore) and Batam island (Indonesia) and Johor (Malaysia). Due to the high demand for international bandwidth in the Asean region, TELKOM, Singapore Telecom and CAT Telecom agreed to build a submarine fiber optic cable to connect Indonesia (Batam), Singapore (Changi) and Thailand (Songkhla), which is known as TIS Cable System, and the cable was ready for service in November 2003. TELKOM also extended its international cable by purchasing bandwidth capacity to connect Hong Kong and expects to enter into a similar agreement to purchase bandwidth capacity to connect the US by the beginning of 2004. TELKOM is developing the ground segment to connect the Intelsat Satellite. These steps will provide more flexibility for TELKOM to interconnect with foreign operators. In order to make interconnection with foreign operators, TELKOM is entering into agreements with dominant operators in some potential countries.

     TELKOM-2 Satellite

      TELKOM has signed a US$73 million contract with Orbital Sciences Corporation to build the TELKOM-2 satellite based on Orbital’s STAR-2 platform, to replace TELKOM’s existing Palapa B-4 satellite, whose operational lifespan expires in late 2004. The TELKOM-2 satellite is to have a capacity of 24 standard C-band transponders, with transponder specifications similar to those of the TELKOM-1 satellite. TELKOM-2 is to be designed for a 15 years in-orbit life and is expected to provide increased coverage of the Asian region and the Indian subcontinent when compared to Palapa B-4. TELKOM believes that the satellite will support TELKOM’s network for voice, video and data communications.

      The Company plans to launch TELKOM-2 between November 1, 2004 and January 31, 2005. On November 8, 2002, TELKOM signed a US$62.9 million agreement with Arianespace S.A., which covers the cost of the launch of TELKOM-2.

     Capital Expenditures

      For more information on TELKOM’s principal capital expenditures, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

Business Strategy

      The Company’s vision is to become a leading InfoCom player in the region, with a mission to provide one-stop services with excellent quality and competitive price to customers and to manage its business using best practices, utilizing competitive advantages, and maximizing synergies.

      TELKOM believes that Indonesia’s telecommunications market remains underdeveloped with a penetration rate below 3.45 lines per 100 inhabitants for fixed-lines and around 5 lines per 100 inhabitants for cellular as of December 31, 2002 based on projected population figures from the Central Bureau of Statistics. TELKOM believes that the strong demand for telecommunications services has largely been responsible for the growth of its fixed-line and wireless business in recent years and will continue to offer favorable growth opportunities in the future. TELKOM expects that fixed-line and wireless services will continue to provide the substantial majority of its operating revenues in the near term, although it plans to increase the proportion of its revenues derived from its other communications services. It has developed broad strategies to retain its existing customers, to acquire new and lost customers, and to further penetrate the market, through customer relationship management, product leadership and diversification, pricing, and one-gate distribution channels.

      The key elements of TELKOM’s strategy are:

     Strengthening the Fixed-line Business

      Indonesia has one of the lowest fixed-line penetrations in Southeast Asia. The following table sets forth the penetration rate for each Division as of December 31, 2002:

	Division I	Division II	Division III	Division IV	Division V	Division VI	Division VII	Total

LIS	1,115,875	2,824,556	672,597	646,701	1,427,660	342,336	720,310	7,750,035
Population	47,364,639	26,009,810	25,888,678	44,160,324	36,215,344	13,400,801	31,853,965	224,893,561
Penetration	2.36	10.86	2.60	1.46	3.94	2.55	2.26	3.45

      As of December 31, 2002, approximately 47.81% of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan, and Denpasar.

      TELKOM aims to strengthen its fixed-line business by:

•	increasing its fixed-line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, revenue sharing arrangements, and pay as you grow schemes;

•	increasing ARPU through the use of TELKOMFlexi and value added services;

•	concentrating on its top 20 products in the top 40 cities and targeting the top 20% of its customers with ARPUs of more than Rp.150,000 by providing multiservice bundling, broadband access, a customer care service center for business customers, price packaging, and other benefits;

•	strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing, and providing enhanced billing services;

•	protecting its DLD traffic from competing VoIP operators by, among other things, seeking a rebalancing of tariffs in which local tariffs are increased;

•	promoting kiosk phones as a point of sale for TELKOM’s services; and

•	preparing to provide IDD services upon receiving a license to do so, which is expected by the first half of 2004.

     Strengthening its Backbone Network

      In order to provide a better quality of service to its customers, TELKOM intends to continue to increase the capacity, reach and quality of its network by, among other things, using an optical network for high speed backbone transmission infrastructure such as HPBT Sumatera (2002-2003), Trans Borneo and Trans Sulawesi (2004-2005) and by launching the new TELKOM 2 satellite to replace the existing Palapa B4 satellite (which ends its operation around the end of 2004). In addition, TELKOM aims to manage synergies among utility providers in order to enhance backbone capacity and access network penetration, expanding its optical network, upgrading to a next generation network with the installation of advanced switching systems, constructing international microwave and submarine links, and upgrading its systems to provide integrated billing for new services.

Maintaining Telkomsel’s Dominant Position in the Industry

      The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services primarily through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share in 2002 of approximately 52.8%, making it the largest nationwide licensed GSM mobile cellular operators in Indonesia. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of, and one-stop shopping for, TELKOM’s and Telkomsel’s products and services and approving Telkomsel’s capital expenditure program which will provide for expansion of network capacity and enable Telkomsel to meet the needs of its growing customer base through 2005. In order to focus on Telkomsel and GSM technology, TELKOM has sold its interests in cellular operators Telesera, Metrosel and Komselindo which utilize analog and other first generation non-GSM technologies.

      Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”) has a 35% interest in Telkomsel. TELKOM believes that SingTel Mobile’s equity interest in Telkomsel increases Telkomsel’s ability to access SingTel Mobile’s technological and commercial expertise in the cellular business and increases opportunities for cooperation between Telkomsel and SingTel Mobile in the development of new products, thereby strengthening and better positioning Telkomsel to face competition from other mobile cellular operators.

      The key elements of Telkomsel’s strategy for its business include:

•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	ensuring that Telkomsel has the necessary network capacity at predefined quality levels to handle subscriber growth;

•	maintaining or improving market share, ARPU and churn rates by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.

Developing its Fixed Wireless Business

      TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and is now available in 38 cities throughout Indonesia, including Jakarta, Malang, Batam, Makasar, Banjarmasin, Medan and Palangkaraya. TELKOM plans to continue to expand its CDMA-based fixed wireless networks in all of its regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. TELKOM believes the deployment of a CDMA-based fixed wireless network and its TELKOMFlexi business will provide TELKOM with a competitive advantage in the face of liberalization and increased competition in the fixed-line market.

Reducing Cost of Capital

      TELKOM recognizes that in the increasingly competitive Indonesian telecommunications market, internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund aggressive plans to grow its business. As a result, TELKOM has sought to implement innovative financing techniques for its additional network capacity in order to:

•	reduce capital expenditures per subscriber, its cost of capital and the demands placed on its cash flows;

•	share investment risks with its suppliers;

•	reduce its asset base and outsource non-core businesses; and

•	mitigate financing, commercial, operational, technical and capacity risks.

      TELKOM calls such financing techniques “pay as you grow”. As currently formulated, “pay as you grow” involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. TELKOM expects that only a relatively small number of equipment vendors will be invited to participate in pay as you grow programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

Customer Service

TELKOM

      TELKOM provides the following means of accessing customer services:

•	Walk-in customer services points. Customer service points provide convenient and comprehensive access to TELKOM’s customer services, and handle product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features, and marketing promotions. TELKOM has more than 100 customer service points in total, including eight large centers in Jakarta and two in Surabaya and customer service points operated by its KSO Units.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, including in the KSO regions. Customers are provided a toll free number to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Billing information may also be obtained through the Internet for customers in Jakarta. Customers are also provided access to directory services for which a charge is levied. TELKOM intends to promote the use of call centers and the Internet over walk-in customer service points for its retail customers.

•	Enterprise center and account management teams. TELKOM regards the top 20% of its customers, particularly corporations with national operations, as its most important customers. To focus on these customers, TELKOM has set up an enterprise center in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs. To cater to such customers, the enterprise center works on integrating various product and service offerings to provide total communications solutions, including Internet access and customized data communications-related products and services. TELKOM has also set up similar account management teams at a regional level, in Divisions II and V, to focus on corporations with regional operations within Indonesia. TELKOM currently has over 16 national-level account management teams, and over 23 regional-level account management teams that cover Divisions II and V. It plans to further increase the number of such teams.

•	TELKOM has had a service level guarantee program for its fixed-line customers in Divisions II and V since May 2001, and has been implementing a service level guarantee program on a national basis since June 2002. The service level guarantee program provides guarantees of certain minimum levels of service relating to new line installations, restoration of disconnected lines and billing complaints and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.

Telkomsel

      Telkomsel provides the following means of accessing customer services:

•	GraPARI Customer Services Centres: Telkomsel’s GraPARI customer service centres (“GraPARI centres”) provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centres handle product and service information requests and complaints, and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Caroline: “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita: “Anita”, or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s KartuHALO subscribers. Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.

Sales, Marketing and Distribution

TELKOM

      TELKOM distributes and sells its principal products and services, excluding mobile cellular services, through six primary distribution channels:

•	Walk-in customer service points. Customers have access to certain products and services in these walk-in customer service points. See “— Customer Service” above.

•	Account management teams. Account management teams promote TELKOM’s products and services in an integrated manner to TELKOM’s larger business customers. See “— Customer Service” above.

•	Public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks, or “Wartels” and “Warnets,” throughout Indonesia. Customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, telex and telegrams, access the Internet and purchase phone-cards. TELKOM generally provides discounts to such kiosks ranging from 20% to 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may provide products and services of other operators.

•	Independent dealers and retail outlets. These are located throughout Indonesia and primarily sell calling cards and phone-cards. Independent dealers and retail outlets pay a discount to face value for all products they receive, operate on a non-exclusive basis, and may also sell products and services of other operators.

•	Website. Through its website, customers can obtain information on TELKOM’s major products and services and access to certain of its multimedia products.

•	Public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.

      TELKOM’s marketing communications program includes the use of print and television advertising, customer service and distribution personnel and infrastructure and special promotional campaigns to strengthen its brand name, increase its profile and educate the general public about itself and its products and services. TELKOM is developing its marketing communications program to promote all of its core businesses as it seeks to evolve into a full service telecommunications provider.

Telkomsel

      Telkomsel sells its cellular services through three primary distribution channels: (i) its 61 GraPARI centres, (ii) a network of authorized dealers (operating over 4,000 retail outlets throughout Indonesia) selling primarily SimPATI Sim-cards and pre-paid vouchers and (iii) other outlets such as banks, post offices and photo shops. Independent dealers and other outlets pay a discount to face value for all products they receive, such as starter packs and pre-paid vouchers. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.

      Telkomsel markets its KartuHALO product and services to specific target groups, focusing on corporate end-users, HALO keluarga and professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and to manage on-going client relationships. Its SimPATI products and services are targeted at a much broader customer base.

      Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programmes, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.

Billing, Payment and Collection

      TELKOM’s customers are billed on a monthly basis. Customers are billed according to the regional division in which they are located, although they may request bills from several regions to be combined. The billing process is computerized within each region. Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents, and in certain areas by direct deposit via telephone transfer or by automatic debit through banks and internet banking. However, for overdue payments, customers are required to make such payments only at TELKOM’s customer service points. TELKOM issues bills on the fifth day of each month and payment of the bill is due by the 20th day of that same month. If payment is not received by the due date of the bill, customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after three months from the due date, although TELKOM does not cut off service to its Government subscribers. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including late fees, and by making a completely new application.

      The following is a summary of TELKOM’s overdue payment policy:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables, subject to the minimum charge of Rp.5,000	Not isolated
II	11-40 days	10% of overdue bill subject to minimum charge of Rp.10,000	Out-going isolation (i.e. restricted to receiving incoming calls only)
III	41-70 days	5% of overdue bill subject to minimum charge of Rp.15,000	Out-going isolation (i.e. restricted to receiving incoming calls only)
IV	71 days – 3 months	Late fees 50% of new installation fees	Total isolation
V	More than 3 months	Customer must fulfill overdue payment 100% of installation fee	Terminated

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

      In the case of private retail customers, TELKOM generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of Government and military customers, TELKOM generally provides for 25% of the outstanding debt where the amount has been outstanding between seven and 12 months, 50% where the amount has been outstanding between 13 and 24 months, and 100% where the amount has been outstanding for more than 24 months.

Telkomsel

      Telkomsel bills its KartuHALO post-paid subscribers on a monthly basis, in arrears based on (i) the minutes of use for cellular services, (ii) any additional, chargeable value-added services utilised during the period, and (iii) subscription charges for basic and other services included in their subscription plan.

      Telkomsel offers its KartuHALO post-paid subscribers a variety of payment options, including payment by cash, cheque, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centres, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).

      Telkomsel issues bills on the fifth day of each month and payment of the bill is due by the twentieth day of that same month. If payment is not received by the due date of the bill, subscribers are given a reminder by way of a telephone call or SMS and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by making a completely new application. Telkomsel does not charge any late fees or interest on its overdue accounts.

Insurance

      As of December 31, 2002, TELKOM’s property, plant and equipment, including optical fibers but excluding multi-pair cables, were insured against the risk of fire, theft and other specified risks for an aggregate coverage value of Rp.20.3 trillion and US$1.4 billion. Additional insurance coverage of US$6.0 million and US$64.7 million exists, respectively, for the Palapa B-4 and TELKOM-1 satellites. TELKOM does not maintain business interruption insurance.

      TELKOM’s subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves.

Telkomsel

      Telkomsel has an electronic equipment and industrial all risks insurance policy underwritten by PT Asuransi Ramayana Tbk. The policy provides cover for Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel also has general insurance for motor vehicle liabilities and comprehensive general liabilities. Telkomsel does not maintain business interruption insurance.

Indonesian Telecommunications Industry

     Overview

      Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommunications infrastructure play an important role in Indonesia’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant unmet demand for telecommunications services.

      The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoC. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in new regulations, which came into effect on September 8, 2000, are intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. The deregulation of the telecommunications sector is closely linked to the national economic recovery program supported by the IMF.

      Fixed-line and cellular penetration are low in Indonesia by international standards. As of December 31, 2002, Indonesia had an estimated fixed-line penetration of 3.45% and an estimated cellular penetration of 5.0%, based on projected population figures for 2002.

      TELKOM believes that there are a number of trends in the telecommunications industry in Indonesia which include:

•	Continued growth. TELKOM believes the telecommunications industry will continue to grow, as continued development of Indonesia’s economy is expected to increase demand for telecommunications services.

•	Migration to wireless networks. TELKOM anticipates that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.

•	Increasing competition. TELKOM anticipates an increasingly competitive Indonesian telecommunications market as a result of the Government’s regulatory reforms.

Regulations

     Overview

      The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The Government currently regulates the telecommunications sector through the MoC. The MoC is responsible for the overall supervision and regulation of the industry. Within the MoC, various directorates and bureaus carry out specific regulatory duties. The MoC has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoC considerable latitude. Pursuant to such decrees, the MoC defines the scope of exclusivity, formulates and approves tariffs, determines USOs and controls many factors affecting TELKOM’s competitive position, operations and financial condition. The MoC, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

      Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (the “MTPT”) was responsible for the regulation of telecommunications in Indonesia, but, with reorganization of the Government following the 2001 General Elections, the MoC was given the regulatory responsibilities. Through the DGPT, a directorate under the MoC, the Government regulates the radio frequency spectrum allocation for all operators, including TELKOM, which are required to obtain a license from the MoC for each of their services utilizing radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of its collected operating revenues.

      The overall program of telecommunications sector deregulation is closely linked to the national economic recovery program supported by the IMF. The national plan is documented in the Memorandum of Economic and Financial Policies (the “MEFP”), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP is to stabilize the economy and regain trust through a comprehensive plan based on:

•	Deregulation;

•	Promoting competition;

•	Liberalization;

•	Restructuring;

•	Improving market access;

•	Introducing market-oriented regulations;

      The Government’s telecommunications reform policy is formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications”, as contained in the MoC’s Decree No. KM 72 of 1999 dated July 20, 1999 (the “Blueprint”). The policies stated in the Blueprint are intended to:

•	Increase the sector’s performance in the era of globalization;

•	Liberalize the sector with a competitive structure by removing monopolistic controls;

•	Increase transparency and predictability of the regulatory framework;

•	Create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and

•	Create business opportunities for small and medium enterprises and to facilitate new job opportunities.

      The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in Telecommunications Law No. 36 of 1999, which came into effect on September 8, 2000 (the “Telecommunications Law”).

      On September 15, 2003 the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15 dated September 15, 2003. The Government intends to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas.

     Telecommunications Law

      The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. Under the Indonesian regulatory framework, the Telecommunication Law only outlines the substantive principles of the subject matter. Detailed provisions implementing the Telecommunications Law will be provided in the implementation regulations consisting of Government regulations, ministerial decrees, and decrees of the Director General of Post and Telecommunication.

      The new Telecommunications Law eliminates the concept of “organizing entities”, thus ending TELKOM’s and Indosat’s status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law specifically prohibits monopolistic practices and unfair competition among telecommunications operators.

      The role of the Government is to become that of an impartial policy maker and supervisor of telecommunications sector. As stipulated in the Telecommunications Law and to ensure transparency in the regulatory process, an independent regulatory body was established on July 11, 2003 to regulate, monitor, and control the telecommunication industry. The Indonesian Telecommunications Regulatory Body (“ITRB”) is comprised of officials from the DGPT and the Committee of Telecommunication Regulations. Members of the Committee of Telecommunication Regulations were appointed on December 19, 2003.

     New Service Categories

      The Telecommunications Law classifies telecommunications providers into three categories: (i) telecommunications network providers, (ii) telecommunications services providers and (iii) special telecommunications providers. Under these categories, telecommunications network operations and/or provision of telecommunications services may be carried out by any legal entity established for that purpose. The Telecommunications Law is expected to eliminate artificial barriers to service bundling and pave the way for market liberalization.

      Under the Telecommunications Law, licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. A telecommunications service provider is licensed to provide services by leasing network capacity from other network providers. Special telecommunications licenses are required for providers of private telecommunications services or purposes relating to broadcasting and national security interests. MoC Decree No. KM20/2001 and MoC Decree No. KM21/2001 implement the provisions in the Telecommunications Law regarding these new categories of telecommunications network and services operations.

     Modern License

      Under the Telecommunications Law the existing licenses for telecommunication services will be replaced with the so-called “Modern License”. In addition to granting the license holder the right to provide telecommunication services, the Modern License also imposes certain mandatory obligations on the license holder. These obligations include, among others, construction obligations, service obligations and Universal Service Obligations (“USO”). The license holder is required to fulfill the mandatory obligations set forth in its Modern License, and the failure to comply with such obligations may result in the revocation of its Modern License. The draft implementation regulations relating to the Modern License have been proposed but not yet enacted. TELKOM has received its Modern License for fixed-line services and DLD Services. However, to date TELKOM has not received its “Modern License” for IDD services.

     Exclusivity

      Under the previous regulatory regime that precedes the Telecommunications Law, TELKOM was granted a monopoly to provide domestic local fixed-line telecommunications services until December 31, 2010 and domestic long-distance telecommunications services until December 31, 2005. Indosat and Satelindo were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.

      The Telecommunications Law did not expressly terminate the existing exclusivity rights of TELKOM, Indosat and Satelindo. In an effort to support the undertakings of TELKOM and Indosat during their respective initial public offerings and to maintain the Government’s credibility among foreign investors, the Government announced that termination of the exclusivity rights will be subject to agreement between the relevant incumbents and the Government, whereby incumbents will be eligible for compensation in exchange for early termination of these exclusivity rights.

      On August 1, 2001, the Government through the DGPT, announced the early termination of TELKOM’s and Indosat’s exclusivity rights for local and domestic-long distance telecommunications services (in the case of TELKOM) and IDD (in the case of Indosat), through MoC Decree No. KM21/2001 (“Operation of Telecommunications Services”). The announcement stated that it is the Government’s intention that Indosat would receive a license to provide local telephone services and a license to provide domestic long-distance and that TELKOM would receive a license to provide IDD services at the end of 2003. The Government appointed an appraiser to try to resolve differences of opinion regarding the amount of compensation to be provided to TELKOM and Indosat for early termination of their exclusivity rights. To date, the Government has not declared the amount of such compensation.

      As affirmed by the Government, TELKOM would receive a license to provide IDD services, and Indosat would receive a license to provide domestic long-distance services by the end of 2003. However, to date, TELKOM has not received the IDD license as yet.

     Interconnection

      Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. Generally, interconnection costs paid for interconnection with TELKOM’s fixed-line network are based on termination and origination charging, which is determined in accordance with MoC Decree No. 37/1999, while interconnection costs paid by mobile cellular operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with MoC Decree No. 46/1998. However this interconnection scheme is due to be reassessed in an anticipated MoC decree on interconnection.

     Indonesian Telecommunications Regulatory Body

      On July 11, 2003, the Indonesian Telecommunications Regulatory Body as the implementation of the Telecommunications Law was established. The Indonesian Telecommunications Regulatory Body, under Decree of MoC No. KM 31 of 2003, is authorized to regulate, monitor, and control the operations of the telecommunications sector. The Indonesian Telecommunications Regulatory Body comprises officials from the Directorate General Postal and Telecommunication and the Committee of Telecommunication Regulations. Combined with further privatization of TELKOM and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.

     Consumer Protection

      Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

     Universal Service Obligations

      Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation (“USO”), which requires provision of telecommunications facilities and infrastructure or other compensation to all operators. A draft regulation with respect to USO issues has been prepared to implement these objectives. Under the draft, the local network provider will be responsible for network installation in the USO areas. TELKOM currently is the local network provider in all parts of Indonesia. Thereafter, costs arising from providing networks in the USO areas will be passed onto other network and service providers that send traffic to the recipient network providers in the form of USO fees. This draft regulation has not yet been finalized and is, therefore, subject to change.

     Implementing Regulations

      To date, the Government has issued several implementing regulations relating to the Telecommunications Law, including Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including Ministerial Decree No. KM20/2001 (“Operation of Telecommunications Networks”), No. 21/2001 (“Operation of Telecommunications Services”), No. 12/2002 (“Completing MTPT Decree No. KM. 79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services”), Ministerial Decree No. KM40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), Ministerial Decree No. KM23/2002 (“Internet Telephony Service for Public”), and Ministerial Decree No. KM.31/2003 (“Indonesian Telecommunication Regulatory Body”). The MoC and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including with respect to special telecommunications operations, USO and interconnection.

     Satellite regulation

      The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia, the placement and operation of TELKOM’s satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

     Fixed Wireless Access regulation

      As of January 29, 2004, the Ministry of Communications (the “MoC”) has not issued any regulation concerning fixed wireless access. However, the DGPT issued a press release on November 3, 2003 stating that it has prepared a new decree with respect to fixed wireless access service, which decree is expected to provide that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access service. In addition, the press release provides that each fixed wireless access provider may only provide fixed wireless access service within its designated area code, and that fixed wireless access service may not incorporate roaming and auto mutation features. Accordingly, customers cannot use their fixed wireless access phones to make or receive calls when they are located outside their respective “home” areas. Fixed wireless access providers are also required to charge rates that are less than cellular operators.

Competition

     Fixed-line

      TELKOM is the main provider of fixed-line services in Indonesia. Generally, all customers must obtain fixed-line services from TELKOM and telecommunications operators must interconnect with TELKOM’s fixed-line network in order to provide access to fixed-line and cellular subscribers. With the enactment of the Telecommunications Law and the announced intention of the Government to terminate TELKOM’s exclusive right to provide fixed-line services, it is expected that the market will be open to full competition.

      On August 1, 2001, the Government through the MoC, announced the early termination of TELKOM’s exclusivity rights for local and domestic-long distance telecommunications services. The announcement stated that the Government’s intention was for Indosat to receive a license to provide local telephone services from August 2002 and a license to provide domestic long-distance services from August 2003. At this present time, Indosat has been granted an in-principle and an operating license for the development of local fixed-line telecommunications.

      The end of TELKOM’s exclusive right to provide fixed-line services is expected to result in direct competition between TELKOM and Indosat for fixed-line customers and over time reduce the need for other telecommunications operators to interconnect with TELKOM’s fixed-line network.

      TELKOM also faces direct and indirect competition from mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail. TELKOM expects that the increasing uses of these services may adversely affect future demand for its fixed-line services.

     Cellular

      The cellular market in Indonesia is currently dominated by Telkomsel, Excelcomindo and Indosat. As of December 31, 2002, these nationwide GSM operators collectively had over 95% of the Indonesian cellular market. The number of cellular subscribers in Indonesia totaled approximately 6.5 million at the end of 2001 and 11.4 million at the end of 2002, representing an annual growth rate of 74.0% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 5% at the end of 2002, has remained relatively low compared to many other countries. During the last two years, competition among cellular operators has intensified.

      As part of the elimination of TELKOM’s and Indosat’s cross-shareholdings in several telecommunications companies in 2001, TELKOM sold its 22.5% interest in Satelindo to Indosat and Indosat sold its 35% interest in Telkomsel to TELKOM. This has resulted in the cellular market becoming more competitive as contemplated by the Blueprint and the Telecommunications Law.

      GSM mobile cellular operators compete principally on the basis of pricing, brand, network coverage, distribution, technology, value-added services and service quality. TELKOM believes that

Telkomsel is able to compete effectively in the Indonesian cellular market due to the quality and coverage of its mobile cellular network and the strength of its brand name.

      TELKOM’s new CDMA-based fixed wireless phone service, TELKOMFlexi, which offers limited mobility and charges customers at PSTN tariff rates that are substantially lower than tariffs for cellular services, may over time offer a competitive alternative to GSM services and attract Telkomsel customers that prefer lower tariff rates in exchange for limited mobility.

      As of December 31, 2002, Telkomsel was the largest national licensed provider of GSM services in Indonesia, with approximately 6.01 million cellular subscribers and a market share of approximately 52.8%. Satelindo was the second largest provider with approximately 3.07 million cellular subscribers and a market share of approximately 27.0% as of December 31, 2002. Excelcomindo had approximately 1.57 million subscribers and a market share of approximately 13.8% as of December 31, 2002. IM3, Indosat’s cellular subsidiary, was a new entrant to the GSM cellular market in 2001, and, as of December 31, 2002, IM3 had approximately 511,000 subscribers and a market share of approximately 4.5%. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.

      The following table sets forth summary information as of December 31, 2002 on each of the three dominant nationwide licensed GSM mobile cellular operators:

Nationwide Licensed GSM Mobile Cellular Operators In Indonesia

Operator	Telkomsel	Satelindo	Excelcomindo

Launch date	May 1995	November 1994	October 1996
Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	15 MHz	15 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Major cities in significantly populated areas of Java and Bali, as well as major cities in Sumatera, Sulawesi and Kalimantan	Jakarta and primary business cities in Java, Bali, Lombok, Medan and Batam
Market share (as of December 31, 2002)(1)	52.8%	27.0%	13.8%
Subscribers (as of December 31, 2002)(1)	6.01 million	3.07 million	1.57 million

Notes:

(1)	Based on statistics compiled by TELKOM.

IDD

      On August 1, 2001, the Government through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that TELKOM would receive a license to provide IDD services by the end of 2003. Although TELKOM has not yet received its license, it has made preparations to start offering IDD services pending receipt of the license. TELKOM has upgraded some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificate of operation (sertifikat ULO) from the DGPT. In order to have connection with overseas operator, TELKOM already built two microwave links to connect Batam — Singapore and Batam — Pangerang (Malaysia). Also, Telkom, SingTel and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. As a new player in IDD, TELKOM cooperates with some global operators to get direct or indirect connection to reach all offshore destinations. All these preparations will make TELKOM ready to start its international services including IDD.

VoIP

      TELKOM formally launched its VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the Internet, which usually provides substantial cost savings to subscribers. In addition to TELKOM, Indosat, Satelindo, Atlasat, Gaharu provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the Internet as well as from software that allows PC to PC voice communications through the Internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and Satelindo and, in the future, TELKOM.

      VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards which is expected to result in greater competition among VoIP operators.

Satellite

      In recent years, competition in the Asia-Pacific satellite business has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated, and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.

Other

      During the last three years, competition with respect to multimedia, Internet and data communications-related services has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. TELKOM expects competition to continue to intensify. Multimedia, Internet and data communications-related service providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.

Licences

      The Telecommunications Law requires telecommunication network operators and telecommunication service operators, including TELKOM, to obtain licenses to operate telecommunications networks and provide telecommunications services.

      Fixed-line. Currently, TELKOM provides local and domestic long-distance fixed-line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993, which permits TELKOM to provide basic and non-basic fixed-line telecommunications. Based on KM No. 39 of 1993 concerning basic telecommunication operation, TELKOM was permitted to enter into joint operation schemes (KSO) with its existing KSO partners for the provision of fixed-line services in their respective regions. The Government has amended certain fixed-line licenses of TELKOM to comply with the new Telecommunication Law and TELKOM has received its Modern License. In accordance with the terms of the Modern License, TELKOM has taken certain preparatory actions, such as building telecommunication networks in remote areas. TELKOM also provides its TelkomFlexi fixed wireless services pursuant to its authorization to provide fixed-line services and applies PSTN tariffs for this service, which are substantially lower than those for cellular services. TELKOM’s ability to provide fixed wireless services at PSTN tariff rates may be challenged by TELKOM’s regulators, other cellular operators and cellular trade associations. See “Item 3.D. Risk Factors — TELKOM’s regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi”.

      Cellular. Telkomsel currently holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licences from BKPM which permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licences from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.

      IDD. TELKOM has received an in-principle license to provide IDD services from the Government and will require an operating license to actually commence providing such services. The Government announced its intention to grant an IDD license to TELKOM by the end of 2003. However, to date TELKOM has not received a permanent operating license.

      VoIP. TELKOM also holds a comprehensive license to provide VoIP services, which it received in May 2002.

Tariffs and Interconnection Charges

      The Government divides tariffs into two categories:

•	Tariffs for the provision of telecommunications services; and

•	Tariffs for provision of telecommunications networks.

Tariffs for the Provision of Telecommunications Services

      Generally, the MoC sets the maximum tariffs that can be charged for telecommunications services in Indonesia. Telecommunications operators may charge customers at rates below the maximum tariff, although most operators tend to charge at the maximum rate. In this regard, TELKOM’s operating divisions have authority to make adjustments to prices based on specific guidelines. These guidelines allow operating divisions the flexibility to adjust prices based on, among other things, specific market conditions, volume of usage and the provision of bundled services.

Fixed-line Tariffs

      Fixed-line tariffs consist of installation, monthly subscription and usage charges. Notwithstanding the Government’s intention to increase fixed-line tariffs in recent years, public opposition has led to TELKOM maintaining its fixed-line tariffs at the levels established on February 1, 2002. Fixed-line tariffs were also not changed in 2000 and 2001 but were reduced from the announced tariff of 24% to 15% in 1999 due to public opposition. See “Item 3.D. Risk Factors — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

      The Government establishes fixed-line tariffs by reference to a price cap formula that calculates the maximum average percentage increase in fixed-line tariffs for a particular year. The maximum increase equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers.

      In calculating the maximum total percentage increase in tariffs for a particular year, the tariff components for installation, monthly charges and usage charges are weighted in proportion to the contribution made to total revenue of those services (basket revenues) in the prior year. The weighted average increase in prices charged for the services for any year must be equal to or less than the price cap percentage. In addition to tariff increases, the tariff components can also be “rebalanced” from time to time such that the tariffs for installation, monthly and usage charges increase at different rates or certain tariffs decrease while others increase.

      The current maximum tariffs chargeable by TELKOM, which became effective on February 1, 2002, are set forth below:

Tariff Rate Structure Effective From February 1, 2002:

Installation and Monthly Charges:

Access charges	Business	Residential	Social

	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 – 450,000	75,000 – 295,000	50,000 – 205,000
Monthly Subscription	30,700 – 46,100	16,500 – 26,100	11,100 – 16,500

Usage charges:

	Beginning February 1, 2002

	Price
	Per Pulse	Pulse Duration

	(Rp.)
Local
Up to 20 km	195	3 min (off peak) and 2 min (peak)
Over 20 km	195	2 min (off peak) and 1.5 min (peak)

Rounding
	Price	Time
	Per Minute	Block Duration

(Rp.)
Domestic Long-distance
0-20 km	69 – 102	1 min
20-30 km	102 – 136	1 min
30-200 km	327 – 1,627	6 sec
200-500 km	463 – 2,271	6 sec
Over 500 km	570 – 2,842	6 sec

      On January 29, 2002, the MoC announced that fixed-line tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed-line tariffs by an average of 15%. Although fixed-line tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases. There has been no indication by the MoC whether fixed-line tariffs will be increased in 2004 or thereafter or whether the Government intends to carry out its plan to increase fixed-line tariffs by 45.49% within three years of January 2002, which would require an increase of 30.49% from current levels by January 2005.

Cellular Tariffs

      The Indonesian cellular telecommunications market generally operates on a “calling party pays” system, which requires that the originators of telephone calls pay for calls. Cellular operators in Indonesia set their own tariffs, subject to specified maximum limits established by the Government. The Government has announced that it intends to move towards a formula-based tariff structure for cellular services, however, it has not announced a proposed framework for such a formula.

      Postpaid Tariffs. The cellular tariffs for postpaid subscription services consist of activation, monthly subscription and usage charges. The following table sets forth the maximum cellular tariffs for postpaid services, effective February 25, 1998:

Mobile Cellular Tariff (maximum postpaid tariff)

Activation	Rp.200,000
Monthly Charge (including frequency charge)	Rp.65,000/month
Usage Charge:
Air Time	Rp.325 - 406/minute
Roaming	Rp.1,000/call
Local Cellular Conversation	50% PSTN local tariff/ minute
DLD Cellular Conversation	PSTN DLD tariff/ minute

      Prior to the amendments in 1998 to implement the current cellular tariff structure, the Government amended the cellular tariff structure in 1997 and 1994.

      Telkomsel charges new postpaid subscribers a maximum one-time connection fee of Rp.200,000 for service activation, although discounts may be granted. After initial connection, Telkomsel charges a monthly subscription fee of Rp.65,000 per month and airtime charges ranging from Rp.325 per minute during low usage hours to Rp.406 per minute during peak hours.

      Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charge for postpaid services. Telkomsel charges its prepaid customers airtime charges ranging from Rp.700 per minute during low usage hours to Rp.910 per minute during peak hours.

     Leased Line Tariffs

      The Government determines the maximum tariffs for leased lines. The Government reduced leased line tariffs substantially in 1997 and 1998. On January 1, 1997, the Government decreased tariffs for leased lines by an average of 52%. Leased line tariffs for other telecommunications operators and Government bodies were further reduced by up to 30% effective January 1, 1998. The Government has announced that it intends to move towards a formula-based tariff structure for leased line services, however, it has not announced a proposed framework for such a formula.

      The following table sets forth the maximum leased line tariffs, effective January 1, 1998 and still valid as of the date hereof:

Maximum tariff

(Rp.)
Installation charge
Customer access	600,000 – 700,000(1)
Other operator access	900,000
Monthly subscription charge
Analog line
Local (or up to 25 km)	60,000 – 250,000(2)
Inter-local (over 25 km)	779,400 – 3,557,750(3)
Digital line
Local (or up to 25 km)	380,000 – 172,268,000(4)
Inter-local (over 25 km)	1,009,850 – 2,308,628,250 (5)

Notes:

(1)	Price differs by equipment provided by TELKOM.
(2)	Price differs by user (private, other licensed operator, or government) and equipment provided by TELKOM.
(3)	Price differs by user (private, other licensed operator, or government) and distance.
(4)	Price differs by user (private, other licensed operator, or government) and speed.
(5)	Price differs by user (private, other licensed operator, or government), speed, and distance.

     VoIP Tariffs

      Charges for VoIP services may be freely determined by VoIP operators. TELKOM has launched its VoIP services, which currently consists of TELKOM Global-017 and its cheaper alternative, TELKOM Save. TELKOM believes that the tariff for TELKOM Global-017 service and the TELKOM Save service are approximately 60% and 40%, respectively, of the tariff charged by IDD operators in Indonesia.

     Kiosk phone Tariffs

      Charges for kiosk phones may be freely determined by operators. Kiosk phones are public phones that are operated by third-parties. TELKOM gains 70% of basic tariff charged by operators to its customers on calls placed from kiosk phones.

      On August 7, 2002, the Government enacted a new regulation, MoC Decree 46/2002, relating to the kiosk-phone business. The Decree provides that (i) local and long distance domestic phone calls shall generate at a minimum 30% of the kiosk phones’ revenue; (ii) international phone calls shall generate at a minimum 8% of the kiosk phones’ revenue; and (iii) airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

     Tariffs for Other Services

      The amount of the tariffs for telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services, while there is no stipulation for the tariff of other services.

     Tariffs for Interconnection and Access

      The Government currently establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. While the Government has announced that it intends to move towards such a cost-based approach, it has not yet established the formula or otherwise implemented this approach.

     Interconnection with Fixed-line Network

      The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2000 sets out the technical requirements and routing plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed-line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with TELKOM’s fixed-line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to TELKOM’s fixed-line network. The fees for interconnection within Telkom’s fixed-line network are set forth in Decree 506 of 1997, 46 of 1998, 37 of 1999 and 30 of 2000.

     Cellular Interconnection

      In respect of local interconnection calls between a cellular network and TELKOM’s fixed-line network, TELKOM receives a share of the local interconnection call tariff equal to the local fixed-line usage tariff (50% of the prevailing tariff for local pulse per minute).

      The existing Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for domestic long-distance (“DLD”) calls which originate on TELKOM’s fixed-line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed-line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits TELKOM’s fixed-line network and terminates with another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed-line network and terminates on TELKOM’s fixed-line network.

     Fixed Wireless Interconnection

      Fixed wireless networks may interconnect to TELKOM’s fixed-line network at TELKOM’s gateway. Currently, Ratelindo and Indosat are the only other fixed wireless operators in Indonesia. Local calls between TELKOM’s fixed-line network and Ratelindo’s network are operated on a “sender keeps all” basis. For DLD calls that originate on Ratelindo’s network and transit TELKOM’s fixed-line network, TELKOM receives 35% of the prevailing DLD tariff from such calls. For DLD calls that originate on TELKOM’s fixed-line network, TELKOM retains 65% of the revenue from such calls.

     Fixed Wireline Interconnection

      Since September 1, 1998, TELKOM has been receiving a share in Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on TELKOM’s fixed-line network. Under the interconnection agreement, TELKOM receives 75% of the prevailing DLD tariff for DLD calls that originate and terminate on TELKOM’s fixed-line network. For local interconnection calls, revenues are shared on a “sender keeps all” basis. For calls originating from BBT and terminating at a cellular network and vice versa which transit through TELKOM’s fixed-line network, TELKOM receives 50% of the local interconnection call tariff which amounts to 50% of the prevailing tariff for local pulse per minute for local calls and 60% of the prevailing DLD tariff for DLD calls. For DLD calls that originate from BBT terminating at a fixed cellular network which transit through TELKOM’s fixed-line network, TELKOM receives 50% of the prevailing DLD tariff. In addition, BBT is to receive 50% of TELKOM’s interconnection revenue (access and usage), for all incoming and outgoing international calls from and to BBT that transit through TELKOM’s fixed-line network.

     International Interconnection

      Interconnection for international calls consists of access charges, usage charges and charges for Universal Service Obligations. The following table sets forth the international interconnection tariff, effective as of December 1, 1998, for calls which originate, transit or terminate on TELKOM’s fixed-line network pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff

Access Charge	Rp.850/successful call
Usage Charge	Rp.550/successful paid minute
USO	Rp.750/successful call

     Local Fixed-line Interconnection with Indosat

      In September 2002, TELKOM and INDOSAT signed an agreement for local fixed-line interconnection. Pursuant to the Agreement, for interconnection local calls, the operator of the network on which the calls terminate receives Rp.57 per minute. In addition, with respect to interconnection long distance calls from or to Indosat, pending the implementation of the duopoly system for long distance calls, the retail revenue is kept by TELKOM and Indosat will receive for the local originating or local terminating calls, Rp.240 per minute.

     Satellite Phone Interconnection

      Since the fourth quarter of 2001, TELKOM has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection of calls between TELKOM and PSN, TELKOM receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from TELKOM’s fixed-line network.

     VoIP Interconnection

      Pursuant to Ministerial Decree No. 23 of 2002, access charges and network lease charges for the provision of VoIP services are to be agreed between network operators and VoIP operators. TELKOM receives connection fees for calls that originate or terminate on TELKOM’s fixed-line network. TELKOM’s interconnection agreements with VoIP operators provide for TELKOM to receive the following fees:

•	For calls originating on TELKOM’s network: Rp.240 per minute

•	For calls terminating on TELKOM’s network: Rp.240 per minute

•	For calls transiting on TELKOM’s network: Rp.525 per minute (zone 1), Rp.870 per minute (zone 2) and Rp.1170 per minute (zone 3).

      Pursuant to Ministerial Decree No. 23 of 2002, a clearing house may be established for the purpose of calculating interconnection charges among network operators and VoIP operators.

Trademarks, Copyrights, and Patent

      TELKOM has a number of registered intellectual property rights consisting of trademarks and copyrights. TELKOM has registered with the Ministry of Justice of Indonesia (i) trademarks for its corporate name, logo and certain services including the names of TELKOM’s products, and (ii) copyrights of books and artworks. TELKOM is also in the process of registering a number of patents for technologies relating to, among others, cellular phones and network, PSTN, switching systems and related administration systems. These intellectual property rights are important to TELKOM’s business.

C.     Business and Organizational Structure

Information on Subsidiaries and Associated Companies

     Subsidiaries

      As of December 31, 2002, TELKOM had ownership interests in 18 companies, six of which are consolidated subsidiaries and the remaining 12 are unconsolidated associated companies. The business activities of the six consolidated subsidiaries (as further described below) are described as part of TELKOM’s business in this Form 20-F. For a description of the activities of TELKOM’s unconsolidated associated companies, please see “Unconsolidated Associated Companies” below.

      The following table sets forth TELKOM’s direct ownership interest in companies as of December 31, 2002. TELKOM’s ownership interests in associated companies may be increased or diluted as a result of TELKOM’s planned restructuring of its legal ownership interests in these companies to focus on phone, mobile and multimedia businesses.

	Legal Ownership (%)	Notes
	As of	(Subsequent
Company	December 31, 2002	Events)	Business Operations

Where TELKOM owns more than 50% or fully controls the company:
PT Dayamitra Telekomunikasi (“Dayamitra”)	90.32		Fixed-phone (KSO-VI Kalimantan)
PT Graha Sarana Duta (“GSD”)	99.99		Real estate, construction and services
PT Indonusa Telemedia (“Indonusa”)	57.50	(1)	Interactive multimedia, special pay TV
PT Infomedia Nusantara (“Infomedia”)	51.00		Telephone directory and other information services (electronic based business, call center and data segment)
PT Telekomunikasi Selular (“Telkomsel”)	65.00		GSM cellular phone services
PT Pro Infokom Indonesia (“PII”)	0	(3)	Telecommunication & information services, especially e-Government, e-Indonesia programs and B2B
PT Pramindo Ikat Nusantara (“Pramindo”)	30.00	(4)	Fixed-phone (KSO-I Sumatera)
PT AriaWest International (“AriaWest”)	0	(6)	Fixed-phone (KSO-III W. Java & Banten)
PT Telekomindo Selular Raya (“Telesera”)	100.00	(7)	AMPS cellular phone services
Where TELKOM owns between 20% to 50%:
PT Citra Sari Makmur (“CSM”)	25.00		VSAT and other telecommunications services
PT Menara Jakarta	20.00	(9)	Infrastructure for multimedia services
PT Metro Selular Nusantara (“Metrosel”)	20.17	(10)	AMPS cellular services
PT Mobile Selular Indonesia (“Mobisel”)	25.00		NMT-450 cellular services
PT Multimedia Nusantara (“Metra”)	31.00	(5)	Multimedia, special pay TV
PT Napsindo Primatel International (“Napsindo”)	32.00	(2)	Network Access Point

	Legal Ownership (%)	Notes
	As of	(Subsequent
Company	December 31, 2002	Events)	Business Operations

PT Pasifik Satelit Nusantara (“PSN”)	22.57	(11)	Satellite transponder & communications
PT Patra Telekomunikasi Indonesia (“Patrakom”)	30.00		VSAT services
Where TELKOM owns less than 20%
PT Batam Bintan Telekomunikasi (“Babintel”)	5.00		Fixed-phone (in Batam & Bintan islands)
PT Komunikasi Selular Indonesia (“Komselindo”)	14.20	(8)	AMPS cellular services
PT Pembangunan Telekomunikasi Ind. (“Bangtelindo”)	3.18		Construction and consulting

Notes:

1)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share swap agreement pursuant to which TELKOM received an additional 30.58% (1,712,370) of the shares of PT Indonusa Telemedia (“Indonusa”) from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased to 80.08%. Pursuant to an EGM of the shareholders of Indonusa on October 29, 2003, all of the shareholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88.08% to 90.39%.
2)	TELKOM increased its ownership in PT Napsindo Primatel International (“Napsindo”) from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Makmur Mandiri (“InfoAsia”). The agreement between TELKOM and InfoAsia was signed on December 30, 2002. The agreement states that the interest will be transferred to TELKOM if the payment has been finalized. The agreed price was paid on 28 January 2003, on which date TELKOM acquired control of Napsindo. TELKOM currently owns 60% of Napsindo.
3)	In January 2003, TELKOM, PT Indonesia Comnets Plus (“ICON+”), a subsidiary of Perusahaan Perseroan (Persero) Listrik Negara (“PLN”), and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”) to provide B2B, e-Government and e-Indonesia services. TELKOM currently holds 51%, while ICON+ 25% and Prima Infokom Indonesia holds 24%. Pursuant to an Executive General Meeting of the shareholders of PII on October 9, 2003, ICON+ and PT Prima Infokom Indonesia stated their intention to dispose of their shareholding in PII to TELKOM. Following that date, TELKOM has been negotiating with the other two shareholders for a fair price of the shares.
4)	On April 19, 2002, TELKOM and the shareholders of PT Pramindo Ikat Nusantara (“Pramindo”) signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares. TELKOM received 30% of the shares of Pramindo in August 2002, and in September 2003 received an additional 15%, while the remaining 55% will be received on December 15, 2004, subject to certain conditions, including that TELKOM continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and protective rights granted to the selling shareholders. TELKOM obtained control of Pramindo at the closing on August 15, 2002 and consequently has consolidated 100% of Pramindo from that date even though its ownership in Pramindo was only 30% as of December 31, 2002. On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank NV Jakarta in the amount of approximately US$130 million. TELKOM intends to use the loan to repurchase series I of the promissory notes that are due on June 15, 2004, September 15, 2004 and December 15, 2004 as the interest rate applicable to the loan is less than the interest rate of the promissory notes, thereby allowing TELKOM to accelerate the acquisition of the remaining 55% shareholding in Pramindo to as early as March 2004.
5)	TELKOM increased its ownership to 100% in PT Multimedia Nusantara (“Metra”) by acquiring 69% (1,725,000) of the shares of Metra from PT Indocitra Grahabawana under a share swap transaction. The transaction was closed on April 8, 2003. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services.
6)	On July 31, 2003, TELKOM and the shareholders of PT AriaWest International (“AriaWest”) consummated the sale and purchase of AriaWest, pursuant to which TELKOM acquired 100% of AriaWest from PT Aria Infotek (52.50%), MediaOne International I B.V. (35%), and The Asian Infrastructure Fund (12.50%). TELKOM currently owns 100% of AriaWest.
7)	TELKOM delivered 100% (25,000) of its shares in PT Telekomindo Selular Raya to PT Centralindo Pancasakti Cellular (“CPSC”) pursuant to an agreement signed on August 8, 2003 between TELKOM and CPSC. TELKOM no longer owns any shares in this company.

8)	Pursuant to the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM sold 14.20% (29,069,250 shares) of PT Komunikasi Selular Indonesia (“Komselindo”) to CPSC. TELKOM no longer owns any shares in this company.
9)	On April 8, 2003, TELKOM sold all of its shareholding (10,000 shares) in PT Menara Jakarta to PT Indocitra Grahabawana as part of the share swap transaction with PT Indocitra Grahabawana. As of the date of the transaction, TELKOM owned 21.34% of PT Menara Jakarta. TELKOM no longer owns any shares in this company.

10)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM sold 20.17% (2,612,015 shares) of PT Metro Selular Nusantara (“Metrosel”) to CPSC. TELKOM no longer owns any shares in this company.
11)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, CPSC issued an option to TELKOM to buy its 16.85% (16,641,367) shares of PT Pasifik Satelit Nusantara (“PSN”) within a period of one year starting from the date of the signing of share-swap agreement. The call option is guaranteed by Rp.169 billion of promissory notes which become payable on August 8, 2004. During the call option period, all of CPSC’s rights in relation to the shares are granted to TELKOM. In addition, PSN and its creditors; PT Bank Mandiri, PT Bank Merincorp, PT Danareksa, PT Bank Rakyat Indonesia, and Credit Suisse First Boston International (CSFBI), have agreed to a debt to equity conversion, pursuant to which PSN is required to issue approximately 20 million new shares to the creditors. The conversion will in effect dilute the shareholding percentage of the existing shareholders of PSN, including TELKOM. Following the debt to equity conversion, TELKOM’s share in PSN has been diluted to 18%.

     Unconsolidated Associated Companies

     PT Multimedia Nusantara (“Metra”)

      Metra was established on May 28,1997 as a company that provides pay television and multimedia telecommunications service. On establishment, Metra was owned by TELKOM (31%), Indosat Mega Media (15%), TVRI Foundation (5%), and Indocitra Grahabawana (49%). Pursuant to a share swap agreement dated April 8, 2003, TELKOM increased its ownership in Metra to 100% by acquiring the remaining 69% shareholding from Indocitra Grahabawana, who acquired those shares from the other shareholders of Metra. See “PT Menara Jakarta” below.

     PT Napsindo Primatel Internasional (“Napsindo”)

      Napsindo was established on December 29, 1998. Napsindo’s primary business is Network Access Point (NAP) for Internet Traffic Consolidation in Indonesia. In January 2003, TELKOM increased its ownership by acquiring a 28% shareholding from another shareholder (PT Info Asia Sukses Makmur Mandiri). TELKOM’s ownership interest is currently 60%. Napsindo is currently in the business of providing capacity for international telecommunication links and is taking steps to convert its core business to the provision of network access protocol.

     PT Patra Telekomunikasi Indonesia (“Patrakom”)

      Patrakom was established in September 1995 and is currently owned by TELKOM (30%), Indosat (10%), Elnusa (40%), and Tanjung Mustika (20%). Patrakom provides satellite communication and related services and facilities to companies engaged in the petroleum industry. As part of a continuous process of evaluation and restructuring by TELKOM of the status of its affiliates, as well as the Government’s policy to eliminate cross-ownership between TELKOM and Indosat, TELKOM is in the process of negotiation with other shareholders regarding a possible decrease or increase of ownership in Patrakom.

     PT Citra Sari Makmur (“CSM”)

      CSM was established in February 1996 and is currently owned by TELKOM (25%), PT Tigatra (38.29%), and Bell Atlantic Indonesia Inc. (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities. Pursuant to an Executive General Meeting of the shareholders of CSM on April 25, 2003, the shareholders resolved that TELKOM may transfer its shares in CSM to PT Tigatra pursuant to a sale and purchase agreement with terms to be agreed upon between TELKOM and PT Tigatra. TELKOM is currently negotiating with PT Tigatra for a fair price for the shares.

     PT Pasifik Satelit Nusantara (“PSN”)

      PSN was established in July 1991 and as of December 31, 2002, TELKOM owned 22.57%. PSN is currently owned by TELKOM (18.00%), Elektrindo Nusantara (16.85%), Skaisnetindo Teknotama (8.71%), Primaupaya Lintasswara (6.15%), Hughes Space and Communications International (5.77%), Telesat Canada (5.77%), and others (38.75%) (including holders of American Depositary Shares of PSN who own 19.68% of PSN). PSN provides satellite-based communication services to countries within the Asia Pacific region. As of December 31, 2002, PSN had approximately 20,000 mobile satellite subscribers. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due its failure to meet certain Nasdaq National Market Listing requirements.

      On August 8, 2003, TELKOM entered into a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) in which the Company agreed to receive a call option to buy 16.85% shares in PSN within the period of 1 year starting from the signing of the share-swap agreement.

      Currently TELKOM is investigating the benefits associated with an increase of its ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.

PT Batam Bintan Telekomunikasi (“BBT”)

      BBT was established in June 1996 and is currently owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides telephony fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands. As at December 31, 2002, BBT had approximately 2,635 subscribers.

PT Mobile Selular Indonesia (“Mobisel”)

      Mobisel was established on November 30, 1995 by TELKOM (25%), TELKOM’s Pension Fund (5%) and PT Rajasa Hazanah Perkasa (“Rajasa”) (70%). See “Item 5. Operating and Financial Review and Prospects”.

      Mobisel currently provides NMT-450 services formerly provided by TELKOM and Rajasa pursuant to a PBH in Java, Bali, Lombok, Sumatera and Lampung. Mobisel is also preparing to launch a CDMA-based network in Lampung, which is expected to take place during the first quarter of 2004. As of December 31, 2002, Mobisel had approximately 6,823 subscribers. TELKOM has decided to divest its ownership in Mobisel and is in the process of identifying purchasers for its existing stake.

      Pursuant to an Extraordinary General Meeting held on July 28, 2003, the shareholders of Mobisel agreed to restructure Mobisel. The restructuring program includes (i) a debt to equity conversion involving accrued interconnection expenses owed by Mobisel to TELKOM; (ii) a share split with a new class of series B shares being issued to the new shareholders while shares held by the existing shareholders are reclassified as series A shares; and (iii) the equity investment of approximately US$2 million by PT Multi Investama. Following the completion of this restructuring program, TELKOM’s ownership in Mobisel is diluted from 25% to 7.44%.

PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

      Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are TELKOM (3.18%), TELKOM’s Pension Fund (82%), and others (14.82%). Bangtelindo’s primary business is providing consultancy services on the installation and maintenance of telecommunications facilities.

PT Komunikasi Selular Indonesia (“Komselindo”)

      Komselindo was established on January 25, 1995 by TELKOM (35%) and PT Elektrindo Nusantara (“Elektrindo”) (65%) to operate an AMPS mobile cellular network which was previously operated pursuant to a revenue sharing arrangement between TELKOM and Elektrindo.

      On June 14, 2002, Komselindo proposed a settlement plan to its creditors for debt restructuring through a debt to equity conversion. The debt to equity conversion included Komselindo liabilities to TELKOM amounting to Rp19.4 billion. Pursuant to an Extraordinary General Meeting held on August 30, 2002, the shareholders of Komselindo agreed to a rights issue. TELKOM did not exercise its right to subscribe for additional shares pursuant to the rights issue, and as such, its ownership in Komselindo has been reduced to 14.20%.

      Komselindo had a total of 35,637 subscribers in Jakarta, Bandung, Medan, Manado and Ujung Pandang areas as of December 31, 2002. Following a share swap agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM transferred its 14.20% shareholding in Komselindo to CPSC. Following such transfer, TELKOM no longer owns any shares in Komselindo.

PT Metro Selular Nusantatra (“Metrosel”)

      Metrosel was established in November 1995. As of December 31, 2002, Metrosel was owned by TELKOM (20.17%), PT Centralindo Pancasakti Cellular (“CPSC”) (37.03%), Asia Link BV (35.00%), TELKOM’s Pension Fund (3.00%) and PT Dwimarga Dwi Utama (4.80%). Metrosel provides the AMPS services previously provided by TELKOM and CPSC pursuant to a revenue sharing arrangement in Central and East Java.

      TELKOM transferred its switching operations to Metrosel in 1996 as payment for the purchase price of its equity interest in the company. Prior to 1996, TELKOM and Metrosel had a revenue sharing arrangement. Following the transfer in 1996, the revenue sharing arrangement is terminated. As of December 31, 2002, Metrosel had a total of approximately 56,196 subscribers. Pursuant to an Extraordinary General Meeting held on May 14, 2003, the shareholders of Metrosel approved the transfer by CPSC, PT Dwimarga Dwi Utama and Asia Link BV of their combined 76.83% equity interest in Metrosel to Mobile-8 Telecom. Following this transaction, the shareholders of Metrosel were as follows: Mobile-8 Telecom (76.83%), TELKOM (20.17%) and the TELKOM pension fund (3%). Under an agreement dated August 8, 2003 between TELKOM and CPSC, TELKOM transferred its 20.17% stake in Metrosel to CPSC. Following such transfer, TELKOM no longer owns any shares in Metrosel.

PT Menara Jakarta (“MJ”)

      MJ was established on November 29, 1996. As of December 31, 2002, MJ was owned by TELKOM (21.34%), PT Indocitra Grahabawana (“Indocitra”) (54.44%), PT Indosat Mega Media (21.34%), and Yayasan Televisi Republik Indonesia (2.88%). MJ planned to construct and operate building towers and related telecommunications facilities. Since 1999, MJ has terminated its construction projects, pending improvement in the economic and social situation in Indonesia.

      TELKOM divested its 21.34% ownership in MJ to Indocitra through a share swap transaction in exchange for Indocitra’s 69.0% equity interest in Metra, which it acquired from the other shareholders of Metra. The process was completed in April 8, 2003. Following the completion of such process, TELKOM no longer owns any shares in MJ.

PT Radio Telekomunikasi Indonesia (“Ratelindo”)

      On December 28, 2001, TELKOM and CMA Fund Management Ltd. signed a Sale and Purchase Agreement for the sale of TELKOM’s 12.86% share ownership in Ratelindo to CMA Fund Management Ltd. Following the closing of this sale in March 2002, TELKOM no longer holds any ownership interest in Ratelindo.

PT Telekomindo Selular Raya (“Telesera”)

      TELKOM increased its ownership interest in Telesera to 100% by acquiring 30.23% of Telesera shares from TELKOM Pension Fund on September 29, 2002. Telesera provides AMPS cellular networks in Bali, Kalimantan and Southern Sumatera and had a total of 9,671 subscribers as of December 31, 2002. Notwithstanding the 100.00% equity interest, Telesera’s financial statements are not consolidated and are accounted for using the equity method as TELKOM’s control over Telesera was expected to be temporary. On August 8, 2003, TELKOM and CPSC signed a share swap agreement pursuant of which TELKOM delivered 100% (25,000) of its shares in Telesera to CPSC. Following the completion of this share swap, TELKOM no longer owns any shares in Telesera.

D.	Property, Plant and Equipment

      Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through landrights, notably rights to build (Hak Guna Bangunan) and rights to use (Hak Pakai), whereby the holder of the landright enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the landrights are freely tradeable and may be pledged as security under loan agreements.

      TELKOM, excluding its subsidiaries, currently owns approximately 3,000 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2000, 2001 and 2002 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See Note 57 to the consolidated financial statements in Item 18 for our U.S. GAAP Reconciliation.

      Subsequent to the filing of our consolidated financial statements in our Annual Report on Form 20-F for 2002 and Amendment No. 1 to the Annual Report that was filed on June 11, 2003, we made certain adjustments to the Indonesian GAAP and U.S. GAAP amounts previously disclosed for 2000, 2001, 2002 and prior years which we believe are required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments made in this amended Annual Report on Form 20-F impacted our net income, earnings per share and stockholders’ equity as discussed in “— Restatement of Information Previously Reported” below and Notes 4 and 57 to the consolidated financial statements in Item 18. See “Explanatory Note.”

Restatement of Information Previously Reported

      Subsequent to the filing of our consolidated financial statements in our Annual Report on Form 20-F for year ended December 31, 2002 and Amendment No. 1 to the Annual Report that was filed with the SEC on June 11, 2003, we made certain adjustments to the Indonesian GAAP and the related reconciliation with U.S. GAAP amounts previously disclosed for 2000, 2001, 2002 and prior years which we believe are required to be made pursuant to Indonesian GAAP and U.S. GAAP.

      Set forth below are the effects of the restatements on the previously reported consolidated net income and stockholders’ equity for the years ended December 31, 2000, 2001 and 2002 respectively. The corrections of the Indonesian GAAP consolidated financial statements primarily relate to the accounting for long service awards, deferred income taxes, and business acquisitions, as well as the assumptions underlying TELKOM’s post-retirement healthcare plan. Certain additional corrections were required for U.S. GAAP purposes primarily relating to our accounting for revenue recognition, deferred income taxes, revenue sharing arrangements and business acquisitions.

(a)     Changes in Indonesian GAAP Information Previously Reported

      The effect of the restatements on net income for the years ended December 31, 2000, 2001 and 2002 is set forth in the table below. Restatements of Rp.205,610 million relating to periods prior to 2000 were recorded as a reduction of the respective equity accounts as of January 1, 2000.

		2000	2001	2002

		Rp. million	Rp. million	Rp. million
Net income under Indonesian GAAP as previously reported		3,010,003	4,250,110	8,345,274

Adjustments:
Long service awards	(i)	(19,116)	(65,675)	(151,773)
Post-retirement healthcare benefits	(ii)	(141,160)	(186,758)	(414,564)
Deferred income taxes	(iii)	(54,027)	66,723	(286,213)
Acquisition accounting	(iv)	—	(2,008)	(55,763)
Operating revenue	(v)	(20,695)	(27,359)	18,975
Trade accounts payable	(vi)	—	36,323	22,167
Correction of loan balance	(vii)	—	—	117,078
Correction of taxes payable	(viii)	—	—	75,796
Telkomsel equity transactions	(ix)	—	—	65,158
Other items	(x)	—	—	(65,503)
Corporate tax	(xi)	—	(2,965)	36,144
Subsequent event:
AriaWest	(xii)	—	—	332,933

Net adjustments		(234,998)	(181,719)	(305,565)

Net income under Indonesian GAAP as restated		2,775,005	4,068,391	8,039,709

Basic earnings per share (full amount)
As previously reported		298.61	421.64	827.90
As restated		275.30	403.61	797.59
Basic earnings per ADS (full amount)
As previously reported		5,972.23	8,432.76	16,558.08
As restated		5,505.96	8,072.20	15,951.80

      The effect of the restatements on stockholders’ equity as of December 31, 2000, 2001 and 2002 is set forth in the table below:

		2000	2001	2002

		Rp. million	Rp. million	Rp. million
Stockholders’ equity under Indonesian GAAP as previously reported		14,909,176	9,323,575	15,899,183

Adjustments:
Long service awards	(i)	(210,159)	(275,834)	(427,607)
Post-retirement healthcare benefits	(ii)	(341,106)	(527,864)	(942,428)
Deferred income taxes	(iii)	83,588	525,528	(136,875)
Acquisition accounting	(iv)	—	(2,008)	(353,810)
Operating revenues	(v)	31,565	4,206	23,181
Trade accounts payable	(vi)	—	36,323	58,490
Correction of loan balance	(vii)	—	—	117,078
Correction of taxes payable	(viii)	—	—	75,796
Telkomsel equity transactions	(ix)	—	—	—
Other items	(x)	—	—	(65,503)
Corporate tax	(xi)	—	(2,965)	33,179
Subsequent event:
AriaWest	(xii)	—	—	332,933

Net adjustments		(436,112)	(242,614)	(1,285,566)

Stockholders’ equity under Indonesian GAAP as restated		14,473,064	9,080,961	14,613,617

      These adjustments have been reflected in the restated audited consolidated financial statements included in Item 18 and are summarized as follows:

(i)	Long service awards. TELKOM’s employees are entitled to receive certain cash awards, such as long service, housing, transport and other allowances, based on length of service. Depending on the type of award, they are either paid at the time an employee reaches a certain anniversary date or upon termination or retirement if the employee has met the requisite number of years of service. TELKOM had not previously made provision for these liabilities and was only accounting for the awards at the time payments were made to the employees. TELKOM has determined that these awards should have been accounted for under the accrual method.

(ii)	Post-retirement healthcare benefits. TELKOM provides a post-retirement healthcare plan for pensioners who were employed by TELKOM for over 20 years. As described in Notes 2r and 47 to the consolidated financial statements in Item 18, these costs are accounted for in accordance with U.S. GAAP applying SFAS 106. TELKOM has been recognizing the benefit obligations and the related benefit costs based on actuarial calculations.

TELKOM has requested the Company’s actuary to review the actuarial calculations in respect of disclosures for the post-retirement healthcare plan for the years 2000 and 2001. As a consequence of this review, the Company’s actuary in consultation with the Company’s management has deemed it necessary to withdraw its original reports and substitute revised reports.

The Company has determined that the change in actuarial calculations represents the correction of an error and therefore requires retroactive restatement of its 2000 and 2001 financial statements. The Company did not previously engage an actuary for 2002 but has done so for the purposes of these restated financial statements.

(iii)	Deferred income taxes. TELKOM has identified the need to make adjustments to correct errors to prior calculations of deferred income taxes to reflect certain temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. TELKOM also has concluded it should remove the deferred tax liability previously recorded in relation to the undistributed earnings of its subsidiaries and associates, principally those relating to Telkomsel, because the Company did not correctly determine the amount of the temporary difference. (See “Adjustments related to Stockholders’ Equity” below).

(iv)	Acquisition accounting. In respect of the acquisition of Pramindo in August 2002, the Company previously consolidated a 30% interest in Pramindo in accordance with the 30% legal ownership interest in the shares held by the Company. The Company did not, however, consider other factors affecting its ability to exercise control over Pramindo and its right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company has now considered include, among others, the fact that the selling price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders, the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid. (See Note 6b to the consolidated financial statements). As a consequence, the Company has determined that consolidation of a 100% interest in Pramindo from the date of acquisition is appropriate.

In addition, in connection with the acquisition of Pramindo in August 2002 and Dayamitra in May 2001, TELKOM did not properly allocate the purchase consideration to certain acquired assets. The restated consolidated financial statements for 2001 and 2002 reflect adjustments to record such assets at their fair values as of the date of acquisition and subsequent depreciation thereof.

TELKOM previously presented the consolidation of newly acquired subsidiaries from the beginning of the year of acquisition, consistent with the principles of U.S. GAAP set out in “Accounting Research Bulletin 51: Consolidated Financial Statements”. In 2002, the Company has changed the manner in which it presents acquisitions to a presentation starting from the date of acquisition in accordance with PSAK 4. This change does not affect the reported net income in any of the years presented.

The Company also should have reflected an element of this transaction as a transaction between entities under common control (see “Adjustments Related to Stockholders’ Equity” below).

(v)	Operating revenues. As a result of a review of certain terms of the revenue sharing agreements and other telecommunication service agreements, TELKOM has determined that there were certain errors in previous calculations relating to the amortization of unearned revenue which resulted in a net overstatement of revenues recorded in the consolidated financial statements for 2001 and an understatement of such revenue in 2002.

(vi)	Trade accounts payable. As a result of the reconciliation of balances with other telephone operators in 2002, TELKOM determined that there were some errors in trade accounts payable balances that resulted in an overstatement of the payables recorded in the consolidated financial statements for 2001 and 2002.

(vii)	Correction of loan balance. As a result of reconciliation of outstanding loans at the end of 2002, TELKOM determined that there was a double recording of a loan balance which had a corresponding effect of overstating the foreign exchange loss in the consolidated financial statements for 2002.

(viii)	Correction of taxes payable. As a result of reconciliation of taxes payable at the end of 2002, TELKOM determined that there was an over-accrual of value-added tax payable.

(ix)	Telkomsel equity transactions. As a result of the sale of a 12.72% interest in Telkomsel (see Note 1b to the consolidated financial statements) in 2002, an adjustment should have been made to stockholders’ equity to reflect the realisation of a gain in the 2002 statement of income attributable to past equity transactions in Telkomsel.

(x)	Other items. Other adjustments represent individually insignificant adjustments to correct errors as a result of understatement of depreciation expenses, understatement of allowance for doubtful accounts and amortization of deferred interest and other issues.

(xi)	Corporate tax. Certain of the above adjustments have also impacted the corporate tax calculation for the 2001 and 2002 tax years. As a result, TELKOM has reflected the related adjustments to the corporate tax charge in the restated consolidated financial statements for the respective years.

Subsequent event

(xii)	AriaWest. Subsequent to the date on which TELKOM issued the 2002 consolidated financial statements, TELKOM settled its dispute with AriaWest. In the previously issued consolidated financial statements for 2002, TELKOM had made provisions against its trade receivables relating to the dispute with AriaWest and recorded Rp.830 billion received from KSO III as “Advances from customers and suppliers” in the balance sheet pending settlement of the dispute. As a result of the settlement, the Company has reversed these provisions (see Notes 9 and 56d to the consolidated financial statements), applied the advance received against the outstanding trade receivable and accrued the settlement amount (see Note 56d to the consolidated financial statements).

Adjustments Related to Stockholders’ Equity

a.	TELKOM incorrectly recorded an adjustment directly to stockholders’ equity in the previously issued 2002 consolidated financial statements to reverse the deferred tax liability TELKOM had previously recorded in relation to the undistributed earnings of Telkomsel. This balance should have been reversed as part of the accounting for the cross ownership transactions in 2001 (see Note 5 to the consolidated financial statements) and has been adjusted as part of the corrections to the Company’s deferred tax accounting referred to in (iii) above.

b.	At the time TELKOM acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by the Government, the Company’s major stockholder. In the previously issued consolidated financial statements for 2002, the Company did not account for the acquisition of Pramindo recognizing that a portion of the transaction was between entities under common control. As a result, TELKOM has made an adjustment as a result of accounting for the acquisition of 13% of Pramindo as a transaction between entities under common control by debiting the “Difference in value from restructuring transactions of entities under common control” in stockholders’ equity to reflect the excess of the purchase price over the proportional historical book value of the net assets of Pramindo that were acquired from Indosat.

Reclassifications

      Certain accounts were reclassified to conform with Indonesian GAAP and U.S. GAAP presentation requirements. These reclassifications did not affect the net income in the years presented. The following items discuss the significant reclassifications that have been made:

a.	Reclassification of completed constructions in progress of Rp.765,753 million and advances and other non-current assets of Rp.83,608 million to fixed assets in 2002.

b.	Reclassification in 2002 of intangible assets amortization of Rp.166,721 million (2001: Rp.42,643 million) and amortization of goodwill of Rp.21,269 million (2001: Rp.13,066 million) from other charges to operating expenses.

c.	Reclassification of other accounts receivable to trade accounts receivable of Rp.82,174 million in 2002.

d.	Reclassification of related party trade accounts receivable to third party trade accounts receivable of total Rp.27,677 million in 2002.

e.	Reclassification of restricted time deposits from non-current assets to current assets of Rp.46,027 million in 2002.

f.	Reclassification of billing processing fees revenue of Rp.30,359 million from other income to other operating revenue in 2002.

g.	Reclassification of restricted time deposits from temporary investments to other current assets of Rp.500,000 million in 2002.

h.	Reclassification of provision for post-retirement benefits from accrued expenses of Rp.1,602,494 million in 2002 (2001: Rp.1,045,525 million).

i.	Reclassification in 2002 of revenue of certain subsidiaries from other income (charges) to operating revenues amounting to Rp.98,877 million, Rp.144,055 million and Rp.217,567 million in 2000, 2001 and 2002.

      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated balance sheet is set forth in the table below:

	2000		2001		2002

	As previously		As previously		As previously
	reported	As restated	reported	As restated	reported	As restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Temporary investments	3,870,990	3,870,990	348,915	348,915	1,073,000	573,000
Trade accounts receivable
Related parties	694,074	694,074	1,037,154	1,055,387	1,308,102	886,763
Third parties	919,569	919,569	1,415,686	1,389,246	1,890,679	1,919,904
Other current assets	—	—	139,075	139,075	145,761	691,788
Total current assets	10,299,704	10,299,704	7,308,519	7,300,312	10,980,544	10,547,030
Property, plant and equipment — net	20,019,464	20,019,464	22,288,766	22,891,039	27,645,780	28,448,606
Advances and other non-current assets	867,653	867,653	694,879	677,519	528,568	299,474
Intangible assets — net	—	—	1,356,144	1,327,868	2,052,126	3,898,817
Total non-current assets	21,719,236	21,719,236	25,161,761	25,735,758	31,341,623	33,760,066
Total assets	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096

	2000		2001		2002

	As previously		As previously		As previously
	reported	As restated	reported	As restated	reported	As restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Trade accounts payable
Related parties	685,891	685,891	721,009	719,626	1,032,942	790,227
Third parties	939,435	939,435	1,056,644	1,039,937	2,356,284	2,272,624
Other accounts payable	26,357	26,357	49,392	49,392	58,708	215,775
Taxes payable	732,218	732,218	1,875,023	1,877,988	1,212,575	1,109,632
Accrued expenses	993,109	621,506	1,437,575	919,914	2,510,402	1,949,914
Advances from customers and suppliers	123,832	123,832	213,432	213,432	1,132,319	293,522
Current maturities of long-term liabilities	818,516	818,516	1,542,600	1,542,600	2,012,251	2,590,227
Total current liabilities	4,509,355	4,137,752	10,075,323	9,542,537	10,854,981	9,708,181
Deferred tax liabilities — net	1,787,214	1,703,627	1,767,759	1,818,236	1,521,209	3,083,166
Unearned income on revenue- sharing arrangement	299,409	267,843	225,714	195,068	165,978	142,797
Provision for long service award	—	210,159	—	275,834	—	489,231
Provision for post-retirement benefits	—	712,709	—	1,045,525	—	1,602,494
Liabilities for acquisition of subsidiaries	—	—	260,840	260,840	—	1,618,979
Total non-current liabilities	11,786,375	11,881,381	11,836,048	13,177,238	12,124,440	17,389,499
Difference in value of restructuring transactions between entities under common control	—	—	(7,402,343)	(6,992,233)	(7,032,455)	(7,288,271)
Difference due to change of equity in associated companies	426,397	609,139	342,425	489,178	342,425	424,020
Translation adjustment	177,114	253,020	179,672	256,674	164,966	235,665
Unappropriated retained earnings	6,777,522	6,082,762	9,770,303	8,893,824	15,565,511	14,383,466
Total stockholders’ equity	14,909,176	14,473,064	9,323,575	9,080,961	15,899,183	14,613,617
Total liabilities and stockholders’ equity	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096

     A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated statements of income is set forth on the table below:

	2000		2001		2002

	As previously		As previously		As previously
	reported	As restated	reported	As restated	reported	As restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Operating revenues	12,111,996	12,190,178	16,130,789	16,283,807	21,399,737	20,802,818
Operating expenses	(6,433,843)	(6,594,119)	(8,515,089)	(8,864,400)	(11,998,053)	(11,672,603)
Other income/(charges)	(888,953)	(987,830)	(928,411)	(869,516)	2,940,890	2,618,687

Income before tax	4,789,200	4,608,229	6,687,289	6,549,891	12,342,574	11,748,902
Tax expense	(1,466,267)	(1,520,294)	(2,070,654)	(2,006,895)	(2,745,857)	(2,898,971)
Pre-acquisition loss (income)	—	—	108,080	—	(142,817)	—
Minority interest	(312,930)	(312,930)	(474,605)	(474,605)	(1,108,626)	(810,222)

Net income	3,010,003	2,775,005	4,250,110	4,068,391	8,345,274	8,039,709

Basic and diluted earnings per share (full amount)	298.61	275.30	421.64	403.61	827.90	797.59
Earnings per ADS (full amount)	5,972.23	5,505.96	8,432.76	8,072.20	16,558.08	15,951.80

(b)	Changes in U.S. GAAP Information Previously Disclosed

      In addition to the restatements to TELKOM’s Indonesian GAAP financial statements described above, TELKOM has also made certain adjustments to the previously reported consolidated stockholders’ equity as of December 31, 2000, 2001 and 2002 and consolidated net income for the years then ended, that only had an impact on previously reported U.S. GAAP amounts. The total impact of these adjustments on consolidated stockholders’ equity as of December 31, 2000, 2001 and 2002 and consolidated net income for the years then ended are presented below. Restatements of Rp.264,192 million relating to periods prior to 2000 were recorded as a reduction to opening retained earnings as of January 1, 2000.

			2000	2001	2002

			Rp. million	Rp. million	Rp. million
Net income under U.S. GAAP as previously reported			2,952,133	4,036,641	9,274,249

Impact of Indonesian GAAP restatements on U.S. GAAP net income:
Aggregate Indonesian GAAP restatements			(234,998)	(181,719)	(305,565)
Amount which are not restatements for U.S. GAAP	(i	)	16,663	(10,632)	(66,456)

			(218,335)	(192,351)	(372,021)

			2000	2001	2002

			Rp. million	Rp. million	Rp. million
Effect of restatements on previously reported U.S. GAAP net income:
Installation revenue:	(ii	)
Cumulative effect of accounting change			(814,799)	—	—
Current year amortization			107,322	81,429	(22,870)
Revenue-sharing arrangements	(iii	)	(27,041)	37,650	67,959
Deferred taxes	(iv	)	214,108	347,333	(337,864)
Acquisition of Dayamitra	(v	)	—	(12,809)	(9,374)
Others	(vi	)	2,937	307	(12,820)

Net adjustments			(517,473)	453,910	(314,969)

Net income under U.S. GAAP as restated			2,216,325	4,298,200	8,587,259

Basic earnings per share (full amount)
As previously reported			292.87	400.46	920.06
As restated			219.87	426.41	851.91
Basic earnings per ADS (full amount)
As previously reported			5,857.41	8,009.21	18,401.29
As restated			4,397.47	8,528.17	17,038.21

			2000	2001	2002

			Rp. million	Rp. million	Rp. million
Stockholders’ equity under U.S. GAAP as previously reported			14,146,168	8,240,598	15,745,181

Impact of Indonesian GAAP restatements on U.S. GAAP stockholders’ equity:
Aggregate Indonesian GAAP restatements			(436,112)	(242,614)	(1,285,566)
Amounts which are not restatements for U.S. GAAP	(i	)	(598)	(11,229)	(12,527)

			(436,710)	(253,843)	(1,298,093)

Effect of restatements on previously reported U.S. GAAP equity:
Installation revenue	(ii	)	(707,477)	(626,048)	(648,918)
Revenue-sharing arrangements	(iii	)	(166,575)	(128,925)	(60,966)
Deferred taxes	(iv	)	119,561	421,243	93,284
Acquisition of Dayamitra	(v	)	—	139,342	129,968
Others	(vi	)	(27,174)	(26,867)	(49,592)

Net adjustments			(781,665)	(221,255)	(536,224)

Stockholders’ equity under U.S. GAAP as restated			12,927,793	7,765,500	13,910,864

      These adjustments have been reflected in Note 57(3) to the consolidated financial statements in Item 18 to this Annual Report and are summarized as follows:

      i)    Impact of Indonesian GAAP Restatements

The restatements to the financial position and results of operations under Indonesian GAAP as described above, have the same impact on consolidated stockholders’ equity and net income presented under U.S. GAAP, except for restatements with respect to revenue sharing arrangements and related deferred taxes. Accordingly, no restatement of stockholders’ equity or net income under U.S. GAAP is required with respect to these items.

      ii)   Installation Revenue

TELKOM was required to adopt the provisions of the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” in 2001, and retroactively apply its provisions as of January 1, 2000. TELKOM did not initially record the full impact of SAB No. 101 on its results. SAB 101 requires TELKOM to defer certain non-recurring fees, such as service activation and installation fees, and recognize those revenues over the expected term of the customer relationship. For 2000, the adjustment presented includes an amount which represents the initial impact of adopting SAB 101. For U.S. GAAP purposes this should be recorded as a cumulative effect of an accounting change.

      iii)  Revenue Sharing Arrangements

Based on further review, TELKOM has concluded that the accounting provided for the revenue sharing arrangements under Indonesian GAAP requires an adjustment to conform to U.S. GAAP. A discussion of the differences in accounting for the revenue sharing arrangements under the respective GAAPs may be found in Note 57(1)d to the consolidated financial statements.

      iv)  Deferred Taxes

As discussed above, the deferred tax liability related to investments in consolidated subsidiaries has been adjusted in the restated Indonesian GAAP financial statements to conform to SFAS 109. Accordingly, an adjustment was made to eliminate the U.S. GAAP and Indonesian GAAP difference related to the deferred tax liability on the undistributed earnings of subsidiaries and associates.

TELKOM has also made adjustments in relation to other restated amounts.

      v)   Acquisition of Dayamitra

The adjustment reflects the U.S. GAAP requirement, as described in Note 57(1) to the Company’s consolidated financial statements, to record the Dayamitra acquisition as an acquisition of 100% of the outstanding interest during the year ended December 31, 2001, and the effect of the reversal of foreign exchange capitalized by Dayamitra as the related assets were carried at fair value upon application of purchase accounting.

	Effect on

	Net income	Equity

	Rp. million	Rp. million
Option	2,050	2,050
Foreign exchange capitalized	(14,859)	137,292

	(12,809)	139,342

      vi)  Others

Other adjustments represent individually insignificant adjustments consisting of land rights amortization and certain capitalized foreign exchange gains and losses.

A.     Operating Results

Overview

      TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services, through its majority owned subsidiary

Telkomsel. TELKOM’s objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. At December 31, 2002, TELKOM had approximately 7.75 million fixed lines in service and Telkomsel had approximately 6.01 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication- related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

      TELKOM believes that the Indonesian economic and industry factors that have materially affected TELKOM, as well as the environment in which it operates, during the two-year period from 2000 through 2001, are (i) the general economic situation in Indonesia and (ii) the limited increases in tariffs. TELKOM believes that its operating results in 2002 were significantly affected by (i) the limitation increases in tariffs, (ii) the increase in Telkomsel’s revenues, (iii) the sale of a 12.72% equity interest in Telkomsel to SingTel, and (iv) the implementation of an early retirement program.

      TELKOM’s operating results, discussed below under “Results of Operations”, for the three year period from 2000 through 2002 reflected significant growth in revenues, particularly in the fixed line business and cellular business. The growth in revenues in the fixed line business reflects both increased fixed lines in service in the non-KSO and KSO regions and, to some extent, the acquisition and subsequent consolidation of Pramindo in 2002 and Dayamitra in 2001. The growth of revenues in the cellular business primarily reflects growth in the number of cellular subscribers. The growth in operating expense was primarily driven by increases in personnel expense and, to a lesser degree, by an increase in depreciation and operation, maintenance and telecommunications services expense. The increase in personnel expense was driven principally by the implementation of an early retirement program in 2001. In 2002, Telkom also recorded a gain on long term investment of Rp.3,196.4 billion arising from the sale of a 12.72% shareholding in Telkomsel to SingTel Mobile.

     Economic Situation in Indonesia

      TELKOM has been significantly affected by a severe economic crisis that Indonesia has experienced since the second half of 1997. As a result of the crisis, the Rupiah has depreciated significantly and has experienced periods of significant volatility. From August 1997 to mid 1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to a low of Rp.15,000 per US Dollar. As of December 31, 2002 and January 16, 2004, Bank Indonesia’s middle exchange rate was Rp.8,940 and Rp.8,363, respectively, per US$1.00. Indonesia has also experienced higher rates of inflation and interest rates in recent years. For the years ended December 31, 2000, 2001 and 2002 the annual inflation rate was 9.35%, 12.55% and 10.03%, respectively, while the interest rate on a one-month Bank Indonesia Certificate (SBI) at December 31, 2000, 2001 and 2002 was 14.5%, 17.6% and 12.9%, respectively. At December 31, 2003, the interest rate on a one-month Bank Indonesia Certificate (SBI) was 8.3%. See Item 3D. Risk Factors — “Risk relating to Indonesia — Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia” and “Item 3A. Selected Financial Data — Exchange Rates Information”.

     Limited Increases in Tariffs

      Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The maximum increase equals the Indonesian Consumer Price Index (“CPI”) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers. Although the regulations provide for an annual tariff review and adjustment, economic conditions in Indonesia led to tariffs being frozen in 2000 and 2001. See “Item 3D. Risk Factors — Risk Relating to

TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reform may adversely effect TELKOM’s business”.

      On January 29, 2002, the MoC announced that fixed-line tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed-line tariffs by an average of 15%. Although fixed-line tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases. There has been no indication by the MoC whether fixed-line tariffs will be increased in 2003 or thereafter or whether the Government intends to carry out its plan to increase fixed-line tariffs by 45.49% within three years of January 2002, which would require an increase of 30.49% in fixed line tariffs from current levels by January 2005.

Increase in Telkomsel’s revenues

      Telkomsel, a subsidiary of TELKOM engaged in the cellular telephone business, experienced a 84.8% growth in its total number of cellular subscribers from 2001 to 2002, due to the increased usage of mobile phones in Indonesia. In addition, both air time charges and monthly subscription charges increased in 2002, which contributed to Telkomsel’s increase in cellular telephone revenues. Telkomsel’s revenues accounted for approximately 30.0% of TELKOM’s consolidated total operating revenues as of December 31, 2002.

Sale of 12.72% equity interest in Telkomsel to SingTel

      On July 30, 2002, TELKOM completed the sale of a 12.72% shareholding in Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”). Following the sale, TELKOM’s ownership in Telkomsel reduced from 77.72% to 65%, while SingTel Mobile’s ownership interest increased from 22.28% to 35%. TELKOM received US$429 million in cash for the sale. As a result, TELKOM booked an accounting gain of Rp.3,196.4 billion related to the transaction, representing the difference between transaction value over the book value of the shares in Telkomsel. The taxable gain from this transaction was much lower than the accounting gain as the shares sold to SingTel Mobile had a tax basis equal to their market value at the time such shares were acquired from Indosat in 2001 as part of the cross-ownership transaction.

Early Retirement Program

      In 2001, TELKOM implemented a voluntary early retirement program for certain eligible employees. TELKOM continued its voluntary early retirement program for 2002. TELKOM expects that an aggregate of approximately 7,000 employees will take early retirement over the three-year period from 2002 to 2004, depending on the availability of excess cash to pay early retirement. In 2002, TELKOM accrued Rp.671.0 billion (US$75.0 million) for costs associated with its early retirement program.

Basis of Presentation

Consolidation of TELKOM’s Financial Statements

      TELKOM consolidates its financial statements and those of subsidiaries in which TELKOM has direct ownership interest of more than 50% or where TELKOM controls the subsidiaries.

      TELKOM consolidated Pramindo’s financial statements into its 2002 financial statements from August 2002 when it acquired a controlling interest in Pramindo. TELKOM initially acquired 30% of Pramindo in 2002 and now holds 45%. TELKOM expects to obtain the legal title to the remaining balance of the shares in Pramindo in 2004. TELKOM consolidates 100% of Pramindo because it has full control over the management and operations of Pramindo and the right to obtain all of the future economic benefits of ownership of Pramindo as though it owned 100% of the shares, in each case pursuant to the Conditional Sale and Purchase Agreement with the other shareholders of Pramindo.

Foreign Exchange Translations

      In the consolidated financial statements, the exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buying and selling rates published by Reuters in 2002 and Bridge Telerate in 2001. The buying and selling rates, applied respectively to monetary assets and liabilities, were Rp.10,400 and Rp.10,450 to U.S.$1.00 as of December 31, 2001, and Rp.8,940 and Rp.8,960 to U.S.$1.00 as of December 31, 2002. These rates differ from the rates used for convenience translations in this Annual Report, including in the tables appearing in the discussion and analysis below. See Note 2e and 3 to the consolidated financial statements.

      The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,950 to US$1.00 published by Reuters on December 31, 2002. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollars at this or any other rate of exchange.

TELKOM’s Operating Revenues

      The following table sets out TELKOM’s operating revenues, itemized according to main products and services, for the three years 2000 through 2002, with each item also expressed as a percentage of total operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Operating Revenues
Telephone
Fixed lines	5,177.9	42.4	6,415.1	39.4	7,264.1	34.9	811.6
Cellular	2,890.0	23.7	4,708.0	28.9	6,226.8	29.9	695.7
Revenue under Joint Operation Scheme	2,267.2	18.6	2,219.5	13.6	2,128.1	10.2	237.8
Interconnection revenues	981.0	8.1	1,423.7	8.7	2,831.3	13.6	316.3
Data and Internet	107.9	0.9	673.2	4.1	1,551.6	7.5	173.4
Network	340.0	2.8	415.0	2.6	316.1	1.5	35.3
Revenue sharing arrangement	287.7	2.4	264.3	1.6	263.8	1.3	29.5
Other telecommunications-related services	138.5	1.1	165.0	1.1	221.0	1.1	24.7

Total Operating Revenues	12,190.2	100.0	16,283.8	100.0	20,802.8	100.0	2,324.3

      TELKOM’s exclusive right to provide domestic local service was terminated in August 2002 while its exclusive right to provide domestic long-distance service is expected to be terminated upon TELKOM’s receipt of an operational “Modern License” to provide IDD business. As a result of the termination of TELKOM’s exclusive right to provide domestic long-distance service, Indosat, a competitor of TELKOM, will likely enter into the market. TELKOM expects that revenue from providing interconnection services to these new entrants will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of the market.

Fixed Line Telephone Revenues

      The components of fixed line revenues are local and domestic long-distance usage charges, monthly subscription charges, installation charges, phone-kiosks, phone cards and others.

      Local and domestic long-distance usage, and monthly subscription charges are determined by telecommunications operators based on a formula set by the Government that determines maximum tariff levels. The maximum tariff levels apply uniformly throughout Indonesia. TELKOM’s monthly subscription charges are based on a uniform schedule of charges that vary according to type of user and the type of services provided. Local and domestic long-distance usage charges vary depending on the distance called, duration, and time band, while installation charges, phone cards and other services charges are set by individual operators. See Item 5A. Operating Results — Overview — Limited Increases in Tariffs.

      Most fixed line revenues are recognized as services as provided, except the installation charges are recognized as revenue when a fixed line (referred to as an “installation” in the consolidated financial statements) is placed in service. Revenues from phone cards are recognized as deferred income when the phone card sales occur) and transferred to revenue upon usage of the units and stored on the card or when the card expires, whichever is the earlier.

      Fixed line telephone revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	4,097.1	33.5	5,225.7	32.1	5,447.9	26.2	608.7
Monthly subscription charges	887.4	7.3	997.7	6.2	1,474.8	7.1	164.8
Installation charges	75.4	0.6	98.0	0.6	130.2	0.6	14.5
Phone cards	34.4	0.3	25.4	0.1	29.3	0.1	3.3
Others	83.6	0.7	68.3	0.4	181.9	0.9	20.3

Total	5,177.9	42.4	6,415.1	39.4	7,264.1	34.9	811.6

Cellular Telephone Revenues

      The main components of cellular telephone revenues in 2002 were air time charges and monthly subscription charges, which totalled Rp.5,453.6 billion (US$609.3 million) and Rp.593.3 billion (US$66.3 million), respectively. Cellular telephone revenues also include features and connection fee charges.

      Air time charges and monthly subscription charges are determined by telecommunications operators based on maximum tariff levels fixed by the Government. The maximum tariff levels apply uniformly throughout Indonesia. See “Item 5A. Operating Results — Overview — Limited Increases in Tariffs”. Connection fee charges are determined by individual operators. Only postpaid subscribers pay connection and monthly subscription fees, while prepaid customers generally pay higher air time usage charges. In TELKOM’s consolidated statements of income, a portion of revenues from sales of prepaid starter packs is also recorded as connection fees.

      In the case of postpaid subscribers, monthly subscription charges are recognized when earned (i.e., in the month to which they apply), while connection fee revenue is recognized as income when connections take place. In the case of prepaid subscribers, revenues from “starter packs” are recognized upon delivery to distributors, dealers or directly to customers, while revenues from pulse refill vouchers are recognized initially as unearned income and thereafter recognized proportionately as revenue based on successful calls made using the stored value of the voucher or when the unused stored value has expired. Revenues recognized are net of dealer discounts.

      Cellular telephone revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Cellular Telephone Revenues
Air time charges	2,484.5	20.3	3,987.8	24.4	5,453.6	26.1	609.3
Monthly subscription charges	356.0	2.9	581.6	3.6	593.3	2.9	66.3
Connection fee charges	42.7	0.4	128.5	0.8	172.3	0.8	19.3
Features	6.8	0.1	10.1	0.1	7.6	0.1	0.8

Total	2,890.0	23.7	4,708.0	28.9	6,226.8	29.9	695.7

     Joint Operation Scheme (“KSO”) Revenues

      KSO revenues consist of:

•	Initial payment made by the KSO partners, which is amortized over the life of the KSO Agreement;

•	Minimum TELKOM Revenues (“MTR”), being a specified minimum payment, which is payable monthly; and

•	Distributable TELKOM Revenues (“DTR”), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which is payable monthly.

      KSO Revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
KSO Revenues
Minimum TELKOM Revenues	1,556.7	12.8	1,474.2	9.0	1,319.7	6.3	147.5
Share in distributable TELKOM Revenues	695.1	5.7	732.9	4.5	801.0	3.9	89.5
Amortization of unearned initial investor payments under Joint Operation Scheme	15.4	0.1	12.4	0.1	7.4	0.0	0.8

Total	2,267.2	18.6	2,219.5	13.6	2,128.1	10.2	237.8

Interconnection Revenues

      Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM’s fixed line network and Telkomsel’s mobile cellular network. Interconnection revenues also include international roaming by overseas operators to Telkomsel’s mobile cellular network.

      Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by Government regulation. Revenues from interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented on a net basis. Interconnection revenues are typically accrued initially and settled among operators quarterly, and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement.

      Interconnection revenues for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Interconnection Revenues
Telkom(1)	810.6	7.0	1,212.3	7.4	2,740.7	13.3	306.2
Telkomsel(2)	170.4	1.1	211.4	1.3	90.6	0.3	10.1

Total	981.0	8.1	1,423.7	8.7	2,831.3	13.6	316.3

(1)	After elimination of unconsolidated net interconnection revenues with Telkomsel.
(2)	After elimination of unconsolidated net interconnection revenues (expense) with TELKOM.

Data and Internet Revenues

      Data and Internet revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Data and Internet Revenue
SMS	24.5	0.2	344.6	2.1	997.2	4.9	111.4
Multimedia	64.5	0.5	218.3	1.3	337.8	1.6	37.8
VoIP	—	—	25.6	0.2	152.2	0.7	17.0
ISDN	18.9	0.2	84.7	0.5	64.4	0.3	7.2

Total	107.9	0.9	673.2	4.1	1,551.6	7.5	173.4

Network Revenues

      Network revenue for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Network Revenue
Satellite transponder	183.2	1.5	203.6	1.3	190.2	0.9	21.2
Leased line	156.8	1.3	211.4	1.3	125.9	0.6	14.1

Total	340.0	2.8	415.0	2.6	316.1	1.5	35.3

Revenues Under Revenue Sharing Arrangements

      Revenue under Revenue Sharing Arrangements for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Revenues Under Revenue Sharing Arrangement
Net share in revenue earned under Revenue Sharing Arrangement	170.1	1.4	191.5	1.2	211.5	1.0	23.6
Amortization of unearned income under Revenue Sharing Arrangement	117.6	1.0	72.8	0.4	52.3	0.3	5.9

Total	287.7	2.4	264.3	1.6	263.8	1.3	29.5

Other Telecommunications-related Services Revenues

      Other telecommunications-related services revenues represents telex and telegram revenues and revenues from the telephone directory business. Due to the fact that technology development in the telecommunications industry is growing rapidly, telex and telegram revenues are in decline.

TELKOM’s Operating Expenses

      The following table sets out TELKOM’s operating expenses, itemized according to functional type, for the three years 2000 through 2002, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Operating Expenses
Depreciation	2,419.1	19.8	2,869.8	17.6	3,473.4	16.7	388.1
Operations, maintenance and telecommunications services	1,385.7	11.4	2,149.9	13.2	2,290.2	11.0	255.9
Personnel	1,770.4	14.5	2,281.2	14.0	4,387.6	21.1	490.2
General and administrative	871.7	7.2	1,343.5	8.3	1,146.3	5.5	128.1
Marketing	147.2	1.2	220.0	1.3	375.1	1.8	41.9

Total Operating Expenses	6,594.1	54.1	8,864.4	54.4	11,672.6	56.1	1,304.2

Depreciation Expense

      Depreciation expense relates to TELKOM’s property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing in the month such assets were placed into service. See notes 2k, 2l, 2m, 14 and 16 to the consolidated financial statements.

      In accordance with Indonesian GAAP, TELKOM capitalizes interest costs and foreign exchange gains or losses for assets under construction, and depreciates these amounts over the useful lives of the assets to which they relate. In 2000, 2001 and 2002, TELKOM capitalized interest costs for assets under construction of Rp.62.5 billion, Rp.8.1 billion and Rp.20.1 billion (US$2.2 million), respectively. In 2000 and 2001, TELKOM capitalized foreign exchange losses for assets under construction of Rp.179.2 billion and Rp.1.7 billion, respectively, and in 2002, capitalized foreign exchange gain of Rp.27.6 billion (US$3.1 million).

Operation, Maintenance and Telecommunications Services Expense

      Operation, maintenance and telecommunications services expense for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Operations, Maintenance and Telecommunications Services Expense
Operations and maintenance	575.6	4.7	891.4	5.5	1,042.6	5.0	107.6
Radio frequency usage charges	16.7	0.1	101.3	0.6	292.7	1.4	32.7
Electricity, gas and water	116.5	1.0	157.1	1.0	219.9	1.1	24.6
Cost of phone cards	47.1	0.4	173.4	1.1	197.7	1.0	22.1
Concession fees	78.5	0.6	63.6	0.4	163.9	0.8	18.3
Insurance	98.6	0.8	67.8	0.4	142.9	0.7	16.0
Leased line	34.7	0.3	82.9	0.5	103.6	0.5	11.6
Motor vehicles	15.7	0.1	38.2	0.2	80.0	0.3	17.8
Travel	11.0	0.1	15.7	0.1	16.5	0.1	1.8
Telephone kiosks’ commissions	372.2	3.1	520.9	3.2	—	—	—
Others	19.1	0.2	37.6	0.2	30.4	0.1	3.4

Total	1,385.7	11.4	2,149.9	13.2	2,290.2	11.0	255.9

Personnel Expense

      The main components of personnel expenses in 2002 were salaries and related allowances, which were Rp.1,410.7 billion (US$157.6 million), and vacation pay, incentives and other allowances, which were Rp.655.5 billion (US$73.2 million).

      Personnel expense for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Personnel Expense
Salaries and related allowances	703.5	5.8	883.4	5.4	1,410.7	6.8	157.6
Vacation pay, incentives and other allowances	297.6	2.4	364.7	2.2	655.5	3.2	73.2
Severance for early retirement plan	—	—	140.0	0.9	717.3	3.4	80.1
Long service awards	36.0	0.3	94.5	0.6	289.9	1.4	32.4
Net periodic pension cost	72.6	0.6	86.2	0.5	362.3	1.7	40.5
Employee income tax	196.6	1.6	132.9	0.8	201.5	1.0	22.5
Net periodic post-retirement benefit cost	306.3	2.5	374.5	2.3	616.5	3.0	68.9
Housing	72.5	0.6	93.3	0.6	89.5	0.4	10.0
Medical	57.7	0.5	81.7	0.5	28.2	0.1	3.2
Others	27.6	0.2	30.0	0.2	16.2	0.1	1.8

Total	1,770.4	14.5	2,281.2	14.0	4,387.6	21.1	490.2

General and Administrative Expense

      The main components of general and administrative expenses in 2002 were professional fees and collection costs, which totalled Rp.219.0 billion (US$24.5 million) and Rp.224.8 billion (US$25.2 million), respectively.

      General and administrative expenses for the three years 2000 through 2002 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
General and Administrative Expense
Allowance for doubtful accounts and inventory obsolescence	348.4	2.9	342.9	2.1	31.1	0.1	3.5
Professional fees	43.4	0.3	325.3	2.0	219.0	1.1	24.5
Collection costs	131.4	1.1	181.9	1.1	224.8	1.1	25.2
Training, education and recruitment	114.7	1.0	147.3	0.9	122.1	0.6	13.6
Travel	65.9	0.5	92.8	0.6	111.4	0.5	12.4
Amortization of intangible assets	—	—	55.7	0.4	188.0	0.9	21.0
Security and screening	35.2	0.3	48.8	0.3	77.1	0.4	8.6
Printing and stationery	32.2	0.3	37.6	0.2	43.5	0.2	4.9
Meetings	17.7	0.1	26.5	0.2	31.7	0.2	3.5
Research and development	33.1	0.3	39.5	0.2	10.5	0.1	1.2
Amortization of deferred stock issuance costs	22.4	0.2	—	—	—	—	—
Others	27.3	0.2	45.2	0.3	87.1	0.3	9.7

Total	871.7	7.2	1,343.5	8.3	1,146.3	5.5	128.1

Marketing Expense

      Marketing expenses consist of advertising, customer education, promotions and customer research expenses.

	Year ended December 31,

	2000 as restated		2001 as restated		2002 as restated		2002 as restated

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Marketing Expense
Advertising	116.0	0.9	169.8	1.0	310.3	1.5	34.7
Customer education	24.5	0.2	40.6	0.2	52.3	0.2	5.8
Others	6.7	0.1	9.6	0.1	12.5	0.1	1.4

Total	147.2	1.2	220.0	1.3	375.1	1.8	41.9

Results of Operations

Year ended December 31, 2002 compared to year ended December 31, 2001

Operating Revenues.

      Total operating revenues grew by Rp.4,519.0 billion, or 27.8%, from Rp.16,283.8 billion in 2001 to Rp.20,802.8 billion (US$2,324.3 million) in 2002. Operating revenues increased for fixed line, cellular, interconnection and data and Internet. The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for the KSO I Unit as a result of TELKOM’s acquisition and consequent consolidation of Pramindo in 2002.

Fixed Line Telephone Revenues.

      Fixed line revenues grew by Rp.848.9 billion, or an increase of 13.2%, from Rp.6,415.1 billion in 2001 to Rp.7,264.1 billion (US$811.6 million) in 2002. Local and domestic long distance revenue for 2002 increased by Rp.222.2 billion, or an increase of 4.3%, from Rp.5,225.7 billion in 2001 to Rp.5,447.9 billion (US$608.7 million) in 2002. Monthly subscription charges increased by Rp.477.2 billion, or an increase of 47.8%, from Rp.997.7 billion in 2001 to Rp.1,474.8 billion (US$164.8 million) in 2002. Installation charges increased by Rp.32.2 billion, or an increase of 32.9%, from Rp.98.0 billion in 2001 to Rp.130.2 billion (US$14.5 million) in 2002.

      The increases were primarily attributable to:

•	7.4% growth in the number of fixed lines in service in the non-KSO and KSO regions, including kiosk phones, from 7,218,938 lines at December 31, 2001 to 7,750,035 lines at December 31, 2002, particularly 33.7% growth in the non-KSO regions.

•	the consolidation of KSO I Unit revenues, as a result of TELKOM’s acquisition of Pramindo on August 15, 2002, which contributed Rp.364.4 billion (US$40.7 million) to the increase in operating revenues.

      Revenues from phone cards for 2002 increased by Rp.3.8 billion to Rp.29.3 billion (US$3.3 million), an increase of 15.0% compared to 2001. The increase in phone card revenues was primarily due to a one-time expense incurred by TELKOM in 2001 for the termination of a revenue sharing arrangement with a vendor that previously issued phone cards on behalf of TELKOM, as well as the consolidation of the revenues of Regional Division I in 2002. Revenue from others increased by Rp.113.5 billion to Rp.181.9 billion (US$20.3 million), an increase of 166.1% compared to 2001. Revenue from others increased significantly due to an increase in revenue from premium-paid calls.

Cellular Telephone Revenues.

      Cellular telephone revenues grew by Rp.1,518.8 billion, or an increase of 32.3%, from Rp.4,708.0 billion in 2001 to Rp.6,226.8 billion (US$695.7 million) in 2002. Air time charges for 2002 increased by Rp.1,465.8 billion to Rp.5,453.6 billion (US$609.3 million), an increase of 36.8% compared to 2001. Monthly subscription charges increased by Rp.11.8 billion to Rp.593.3 billion (US$66.3 million), an increase of 2.0%. Connection fee charges increased by Rp.43.8 billion to Rp.172.3 billion (US$19.3 million), an increase of 34.0%.

      The increases were primarily attributable to:

•	84.8% growth in Telkomsel’s total cellular subscribers, from 3,252,032 subscribers in 2001 to 6,010,772 subscribers in 2002, which was caused by 76.3% growth in net-additional subscribers from 1,564,693 subscribers in 2001 to 2,758,740 subscribers in 2002. In addition, 6.7% growth in postpaid subscribers to 923,005 subscribers, and 113.2% growth in prepaid subscribers to 5,087,767 subscribers at December 31, 2002; and

•	3.8% growth in postpaid monthly ARPU to Rp.298,000 (US$33.3), offset by a 7.2% decline in prepaid monthly ARPU to Rp.103,000 (US$11.5) in 2002 due in part to Telkomsel’s attraction of additional low-usage customers and the upgrading of the high-usage prepaid customers to postpaid.

      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers increased from 73.4% in 2001 to 84.6% in 2002. As a result of the change in the subscriber mix, and despite an increase in postpaid monthly ARPU, blended monthly ARPU decreased from approximately Rp.171,000 in 2001 to approximately Rp.145,000 (US$16.2) in 2002.

Interconnection Revenues.

      Net interconnection revenues grew by Rp.1,407.6 billion, or an increase of 98.9%, from Rp.1,423.7 billion in 2001 to Rp.2,831.3 billion (US$316.3 million) in 2002. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network).

      Net interconnection revenues from TELKOM’s fixed line network increased by Rp.1,528.4 billion to Rp.2,740.7 billion (US$306.2 million), an increase of 126.1% compared to 2001. This increase primarily results from an increase in cellular phone traffic and the consolidation of Pramindo. Net interconnection revenue from Telkomsel’s mobile cellular network decreased by Rp.120.8 billion to Rp.90.6 billion (US$10.1 million), a decrease of 57.1%, due to the additional elimination of revenues related to consolidation of KSO I.

      In 2002 as compared to 2001, interconnection revenues involving international direct dialing IDD calls increased by 195.0%, from Rp.116.8 billion to Rp.344.5 billion (US$38.5 million) primarily due to an increase in incoming IDD traffic.

KSO Revenues.

      KSO revenues declined by Rp.91.5 billion, or 4.1%, from Rp.2,219.5 billion in 2001 to Rp.2,128.1 billion (US$237.8 million) in 2002. MTR decreased by Rp.154.5 billion, or 10.5%, from Rp.1,474.2 billion in 2001 to Rp.1,319.7 billion (US$147.5 million) in 2002. DTR increased by Rp.68.0 billion, or 9.3%, from Rp.732.9 billion in 2001 to Rp.801.0 billion (US$89.5 million) in 2002. Amortization of unearned initial payments decreased by Rp.5.0 billion to Rp.7.4 billion (US$0.8 million), a decrease of 40.3%.

      The decrease in KSO revenues was attributable to the acquisition of Pramindo (KSO Unit I) in 2002 as well as the acquisition of Dayamitra (KSO Unit VI) in May 2001 and primarily reflected consolidated KSO revenues from these KSO units that were consolidated to TELKOM under fixed line revenues rather than under KSO revenues.

      Fixed lines in service in the KSO regions increased 7.0%, from 3,269,033 lines at December 31, 2001 to 3,497,819 lines at December 31, 2002, if KSO I Unit and KSO VI Unit are included, or 5.1%, from 1,941,227 lines to 2,039,608 lines, if KSO I Unit and KSO VI are excluded.

Data and Internet Revenues.

      Data and Internet revenues grew by Rp.878.4 billion, or 130.5%, from Rp.673.2 billion in 2001 to Rp.1,551.6 billion (US$173.4 million) in 2002, mainly attributed from the significant growth in SMS and VoIP services. SMS revenues for 2002 increased by Rp.652.6 billion to Rp.997.2 billion (US$111.4 million), an increase of 189.4%. Multimedia revenues for 2002 increased by Rp.119.5 billion to Rp.337.8 billion (US$37.8 million), an increase of 54.7% compared to 2001 that was driven by additional subscribers. VoIP revenues for 2002 increased by Rp.126.6 billion to Rp.152.2 billion (US$17.0 million), an increase of 494.8% compared to 2001 as TELKOM only introduced its VoIP services at the end of 2001.

Network Revenues.

      Network revenues declined by Rp.98.8 billion, or 23.8%, from Rp.415.0 billion in 2001 to Rp.316.1 billion (US$35.3 million) in 2002. Satellite transponder revenues for 2002 declined by Rp.13.3 billion to Rp.190.2 billion (US$21.2 million), a decline of 6.6% compared to 2001, primarily due to a reduction in the number of subscribers resulting from an over-supply of satellite transponders, as well as the impact of Rupiah appreciation against the U.S. Dollar in the U.S. Dollar-denominated tariff. Leased line revenues for 2002 declined by Rp.85.5 billion to Rp.125.9 billion (US$14.1 million), a decline of 40.5% compared to 2001, as a result of further elimination due to the consolidation of Pramindo and, to a lesser degree, from a decrease in demand from some major customers who chose to develop their own network in certain high traffic areas.

Revenues under Revenue Sharing Arrangements (“PBH”).

      Revenues under Revenue Sharing Arrangements decreased by Rp.0.5 billion, or 0.2%, from Rp.264.3 billion in 2001 to Rp.263.8 billion (US$29.5 million) in 2002, mainly due to the termination of certain revenue sharing arrangements. Net share for revenue earned under revenue sharing arrangement for 2002 increased by Rp.20.0 billion to Rp.211.5 billion (US$23.6 million), an increase of 10.5% compared to 2001 due to an increase in the number of lines in service and the applicable tariffs during 2002. Amortization of unearned income under revenue sharing arrangements for 2002 decreased by Rp.20.5 billion to Rp.52.3 billion (US$5.9 million), a decline of 28.2% compared to 2001, due to the termination of certain revenue sharing arrangements.

Other Telecommunications-related Services Revenues.

      Other telecommunications-related service revenues increased by Rp.56.0 billion, or 33.9%, from Rp.165.0 billion in 2001 to Rp.221.0 billion (US$24.7 million) in 2002 mainly due to an increase in revenue from call centers, as well as an increase in revenue from telephone directory services. In addition, there was also a decrease in telex and telegram usage due to the increase usage of facsimile.

Operating Expenses.

      Total operating expenses grew by Rp.2,808.2 billion, or 31.7%, from Rp.8,864.4 billion in 2001 to Rp.11,672.6 billion (US$1,304.2 million) in 2002. The increase was mainly attributable to a substantial increase in personnel expense, as well as increases in marketing, depreciation and operation, maintenance, and telecommunications services expense, slightly offset by a decline in general and administrative expense.

Personnel Expenses.

      Personnel expenses grew by Rp.2,106.3 billion, or 92.3%, from Rp.2,281.2 billion in 2001 to Rp.4,387.6 billion (US$490.2 million) in 2002. The main contributor to the increase are:

(i)	The increase of non-recurring employee expenses:

•	severance for early retirement plan increased by Rp.577.3 billion to Rp.717.3 billion (US$80.1 million), an increase of 412.4% compared to 2001, primarily reflecting early retirement that was accrued in 2002.

•	net periodic pension cost increased by Rp.276.1 billion to Rp.362.3 billion (US$40.5 million), an increase of 320.1%, reflecting the increase of pension benefit.

(ii)	The increase of recurring employee expenses:

•	vacation pay (mainly long-leave allowances), incentives and other allowances increased by Rp.290.8 billion to Rp.655.5 billion (US$73.2 million), an increase of 79.7%, reflecting primarily new bonus scheme introduced in 2002 which amounted to Rp.171.0 billion and the consolidation of KSO I Unit and Pramindo vacation pay, incentives and other allowances;

•	long service awards increased by Rp.195.4 billion to Rp.289.9 billion (US$32.4 million), an increase of 206.7%, due to the introduction of long leave allowance payable by TELKOM to eligible employees; and

•	net periodic post-retirement benefit cost increased by Rp.242.0 billion to Rp.616.5 billion (US$68.9 million), an increase of 64.6%, primarily due to an increased number of pensioners from the early-retirement program.

      Meanwhile, employee income tax increased by Rp.68.6 billion to Rp.201.5 billion (US$22.5 million), an increase of 51.7%, reflecting primarily increase in salary and the benefits paid under the early-retirement program.

      Other components of personnel expenses did not contribute significantly to operating expenses in 2002.

Depreciation Expense.

      Depreciation expenses grew by Rp.603.6 billion, or 21.0%, from Rp.2,869.8 billion in 2001 to Rp.3,473.4 billion (US$388.1 million) in 2002, primarily as a result of the consolidation of Pramindo’s depreciation expense amounting to Rp.93.2 billion, as well as the increase of Telkomsel’s depreciation expense amounting to Rp.467.9 billion reflecting continued capital expenditures.

Operations, Maintenance and Telecommunications Services Expense.

      Operation, maintenance and telecommunications services expenses grew by Rp.140.3 billion, or 6.5%, from Rp.2,149.9 billion in 2001 to Rp.2,290.2 billion (US$255.9 million) in 2002. The increase was mainly attributable to:

•	the consolidation of relevant Pramindo expenses in the various components of operation, maintenance and telecommunications services expenses in 2002, which amounted to Rp.57.4 billion;

•	total radio frequency usage charges increased by Rp.191.4 billion, mainly contributed from the increase in usage charges from Telkomsel by Rp.191.8 billion from Rp.88.6 billion in 2001 to Rp.280.4 billion (US$31.3 million) in 2002, or 216.5%, in line with the 74.6% increase in the number of BTS from 1,995 in 2001 to 3,483 in 2002;

•	total concession fees increased by Rp.100.3 billion or 157.8% compared to 2001 due to an increase in the applicable tariff payable by Telkomsel to the Government and an increase in the number of Telkomsel’s BTSs;

•	gas, electricity and water charges increased by 40.0% reflecting primarily higher electricity and gas charges as a result of higher rates charged by the Government for these services in 2002;

•	total insurance expense increased by Rp.75.1 billion, or 110.9% reflecting higher insurance coverage due to the consolidation of Pramindo and an increase in the number of insurable fixed assets; and

•	cost of phone cards increased by Rp.24.3 billion to Rp.197.7 billion (US$22.1 million), an increase of 14.0%, reflecting higher procurement of phone cards to supply increased sales of SIM cards and refill vouchers for Telkomsel’s prepaid mobile cellular services.

      Distributors and telephone kiosk’ commissions decreased by Rp.520.9 billion due to the change in the Company’s policy for sales through distributors and telephone kiosks. Previously, the Company compensated through the payment of commissions which were proportional to the revenues earned through the kiosk phones. In 2002, the Company changed its policy and implemented the MOC decree No. KM46 year 2002 that provides a maximum of 70% of the phone kiosk basic tariff for domestic calls and up to 92% for international calls.

      Other components of operation, maintenance and telecommunications service expense did not contribute significantly to operating expenses in 2002.

General and Administrative Expense.

      General and administrative expense declined by Rp.197.2 billion, or 14.7%, from Rp.1,343.5 billion in 2001 to Rp.1,146.3 billion (US$128.1 million) in 2002. In particular, the following events took place in 2002:

•	allowance for doubtful accounts and inventory obsolesce decreased by Rp.311.8 billion to Rp.31.1 billion (US$3.5 million), a decrease of 90.9%, as TELKOM reversed a provision applicable to doubtful accounts in the name of KSO III following the execution of a closing agreement with AriaWest on July 31, 2003.

•	amortization of intangible assets from investment in Pramindo, Dayamitra and GSD amounted to Rp.188.0 billion in 2002.

•	professional fees declined by Rp.106.3 billion, or 32.7%, from Rp.325.3 billion in 2001 to Rp.219.0 billion in 2002, principally due to higher professional consultant fees in 2001 in relation to the cross-ownership transaction involving the sale of our interest in Satelindo and the acquisition of additional equity in Telkomsel.

•	collection costs increased by Rp.42.9 billion to Rp.224.8 billion (US$25.2 million), an increase of 23.6%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	general and social contribution (which is included in “others”) increased by Rp.32.7 billion to Rp.69.4 billion (US$7.7 million), an increase of 88.8%, reflecting TELKOM’s implementation of the good corporate citizenship program in 2002; and

•	security and screening increased by Rp.28.3 billion to Rp.77.1 billion (US$8.6 million), an increase of 58.0%, reflecting the consolidation of KSO I Unit in 2002.

      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2002.

Marketing Expense.

      Marketing expense grew by Rp.155.1 billion, or 70.5%, from Rp.220.0 billion in 2001 to Rp.375.1 billion (US$41.9 million) in 2002. The main contributors to the increase were the TELKOM Group marketing campaign which also included Telkomsel and Infomedia, the consolidation of Pramindo marketing expense that amounted to Rp.6.1 billion and the increase of marketing expense in several subsidiaries such as Telkomsel, which increased by Rp.59.1 billion, or 70.0%, and in Infomedia from zero in 2001 to Rp.87.4 billion in 2002.

Operating Income and Operating Margin

      As a result of the foregoing, operating income grew by Rp.1,710.8 billion, or 23.1%, from Rp.7,419.4 billion in 2001 to Rp.9,130.2 billion (US$1,020.1 million) in 2002. TELKOM’s operating margin decreased from 45.6% in 2001 to 43.9% in 2002 due to the higher growth of operating expense (31.7%) compared to the growth of operating revenue (27.8%).

Other Income and Charges

      Other income (net) grew by Rp.3,488.2 billion from a net charge of Rp.869.5 billion in 2001 to a net income of Rp.2,618.7 billion (US$292.6 million) in 2002. The main components of other income and charges are gain on sale of long-term investment in Telkomsel and interest expense. TELKOM’s interest expense increased in 2002 from Rp.1,329.6 billion to Rp.1,582.7 billion, an increase of Rp.253.1 billion, or 19.0%, but this increase was offset by a gain on sales of long-term investment in Telkomsel of Rp.3,196.4 billion in 2002 compared to nil in 2001 and a gain on foreign exchange-net of Rp.556.6 billion in 2002 compared to a loss on foreign exchange-net of Rp.378.7 billion in 2001 primarily due to the impact of Rupiah appreciation to TELKOM’s net liability position in foreign currency. There is no assurance that future interest expense will be similarly offset by these gains.

Gain on Sale of Long Term Investment in Telkomsel.

      Gain on sale of long term investment represents the gain by TELKOM on the sale of a 12.72% shareholding in Telkomsel, which amounted to Rp.3,196.4 billion (US$357.1 million), for which there was no comparable amount in 2001.

Interest Income.

      Interest income declined by Rp.91.8 billion, or 16.1%, from Rp.571.6 billion in 2001 to Rp.479.8 billion (US$53.6 million) in 2002, reflecting primarily lower average interest rates offered in 2002 compared to 2001.

Interest Expense.

      Interest expenses grew by Rp.253.1 billion, or 19.0%, from Rp.1,329.6 billion in 2001 to Rp.1,582.7 billion (US$176.8 million) in 2002, reflecting primarily: (i) additional interest payable on promissory notes issued to the selling stockholders of Pramindo; (ii) additional interest expense from issuance of IDR bonds, guaranteed notes and other credit facilities obtained, in each case by TELKOM and Telkomsel in 2002; and (iii) interest expense related to the outstanding purchase price owed to Indosat in connection with the cross-ownership transaction.

Gain (Loss) on Foreign Exchange-net.

      Gain (loss) on foreign exchange-net increased by Rp.935.3 billion from a net loss of Rp.378.7 billion in 2001 to a net gain of Rp.556.6 billion (US$62.2 million) in 2002, reflecting primarily Rupiah appreciation during 2002 compared to 2001.

Equity in Net Income (Loss) of Associated Companies.

      TELKOM’s equity in net income (loss) of associated companies increased by Rp.90.3 billion from a net loss of Rp.85.7 billion in 2001 to a net gain of Rp.4.6 billion (US$0.5 million) in 2002. In 2001, TELKOM recognized a loss reflecting the reduction in the value of TELKOM’s investment in Komselindo.

      Other components of equity in net income (loss) of associated companies did not contribute significantly to Other Income and Charges in 2002.

Others (Net).

      Others (net) decreased by Rp.388.9 billion, or 110.2%, from other income (net) of Rp.352.9 billion in 2001 to other expense (net) of Rp.36.0 billion (US$4.0 million) in 2002. In 2002, Others (net) included the following significant income and expense items:

•	Rp.171.2 billion (US$19.1 million) in income from fines from subscribers;

•	gain on sale of fixed assets net amounting to Rp.130.4 billion (US$14.6 million); and

•	Rp.101.5 billion (US$11.3 million) impairment loss from investment in Telesera.

•	Rp.179 billion (US$20 million) provision for settlement of AriaWest.

      Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2002.

     Income Before Tax and Pre-Tax Margin

      As a result of the foregoing, income before tax grew by Rp.5,199.0 billion, or 79.4%, from Rp.6,549.9 billion in 2001 to Rp.11,748.9 billion (US$1,312.7 million) in 2002. Pre-tax margin increased from 40.2% in 2001 to 56.5% in 2002.

     Income Tax Expense

      Income tax expense grew by Rp.892.1 billion, or 44.5%, from Rp.2,006.9 billion in 2001 to Rp.2,899.0 billion (US$323.9 million) in 2002. The effective tax rate declined from 30.6% of income before tax in 2001 to 24.7% of income before tax in 2002. The decrease in effective tax rate was mainly attributable to a low pre-tax gain on the sale of a 12.72% sharing in Telkomsel compared to a substantially higher accounting gain.

     Minority Interest in Net Income of Subsidiaries

      Minority interest in the net income of subsidiaries increased by Rp.335.6 billion, or 70.7%, from Rp.474.6 billion in 2001 to Rp.810.2 billion (US$90.5 million) in 2002. The increase was primarily due to the decrease in ownership of Telkomsel as a result of the sale by TELKOM of a 12.72% shareholding in Telkomsel, increasing the minority interest in Telkomsel.

     Net Income

      As a result of the foregoing, net income grew by Rp.3,971.3 billion, or 97.6%, from Rp.4,068.4 billion in 2001 to Rp.8,039.7 billion (US$898.3 million) in 2002 principally due to the gain of Rp.3,196.4 billion through the sale of a 12.72% shareholding in Telkomsel. TELKOM’s margin increased from 25.0% in 2001 to 38.7% in 2002. The higher net income resulted in an increase in basic earnings per share from Rp.403.6 in 2001 to Rp.797.6 in 2002.

     Equity

      Total shareholders’ equity increased by Rp.5,532.6 billion, or 60.9%, from Rp.9,081.0 billion in 2001 to Rp.14,613.6 billion (US$1,632.8 million) in 2002. The increase in total shareholders’ equity was attributable primarily to net income for the year 2002 of Rp.8,039.7 billion (US$898.3 million) and decrease in the difference in value of restructuring transactions between entities under common control of Rp.296.0 billion related to the agreement by TELKOM to acquire 100% of Pramindo. In June 2002, TELKOM declared a cash dividend of Rp.2,125.1 billion (US$237.4 million).

Retained Earnings.

      Appropriated and unappropriated retained earnings grew by Rp.5,944.6 billion, or 64.5%, from Rp.9,214.2 billion in 2001 to Rp.15,128.9 billion (US$1,690.4 million) in 2002.

     Year ended December 31, 2001 compared to year ended December 31, 2000

     Operating Revenues.

      Total operating revenues grew by Rp.4,093.6 billion, or 33.6%, from Rp.12,190.2 billion in 2000 to Rp.16,283.8 billion in 2001. Operating revenues increased for all revenue items, except revenue from KSO and revenue sharing arrangement and other telecommunications services, which showed a slight decline in operating revenues. The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for the KSO VI Unit as a result of TELKOM’s acquisition of a 90.32% equity interest in Dayamitra in 2001.

Fixed Line Telephone Revenues.

      Fixed line revenues grew by Rp.1,237.3 billion, or 23.9%, from Rp.5,177.9 billion in 2000 to Rp.6,415.1 billion in 2001. Local and domestic long-distance usage charges for 2001 increased by Rp.1,128.6 billion to Rp.5,225.7 billion, an increase of 27.5% compared to 2000. Monthly subscription charges increased by Rp.110.3 billion to Rp.997.7 billion, an increase of 12.4%. Installation charges increased by Rp.22.6 billion to Rp.98.0 billion, an increase of 30.0%. The increases were primarily attributable to:

•	the consolidation of KSO VI Unit revenues, as a result of TELKOM’s acquisition of a 90.32% interest in Dayamitra in 2001;

•	9.4% growth in fixed lines in service in the non-KSO regions, including kiosk phones, from 3,610,363 lines at December 31, 2000 to 3,949,905 lines at December 31, 2001, if KSO VI Unit is excluded, or 9.1% growth, from 3,913,311 lines to 4,270,243 lines at the same dates, respectively, if KSO VI Unit is included; and

•	5.0% growth in average monthly revenue per fixed line in service in the non-KSO regions, from Rp.121,000 per month in 2000 to Rp.127,000 per month in 2001, reflecting higher average usage per line.

      Revenues from phone cards for 2001 decreased by Rp.8.9 billion to Rp.25.4 billion, a decrease of 26.1% compared to 2000. The decrease in 2001 primarily reflected a termination payment to a vendor that previously issued phone cards on behalf of TELKOM on a revenue sharing basis. Revenue from others decreased by Rp.15.3 billion to Rp.68.3 billion, a decrease of 18.3%.

Cellular Telephone Revenues.

      Cellular telephone revenues grew by Rp.1,818.0 billion, or 62.9%, from Rp.2,890.0 billion in 2000 to Rp.4,708.0 billion in 2001. Air time charges for 2001 increased by Rp.1,503.3 billion to Rp.3,987.8 billion, an increase of 60.5% compared to 2000. Monthly subscription charges increased by Rp.225.5 billion to Rp.581.6 billion, an increase of 63.4%. Connection fee charges increased by Rp.85.9 billion to Rp.128.5 billion, an increase of 201.4%. The increases were attributable to:

•	31.6% growth in postpaid subscribers to 865,211 subscribers at December 31, 2001, and 131.8% growth in prepaid subscribers to 2,386,821 subscribers; and

•	2.1% growth in postpaid monthly ARPU to Rp.287,000 (US$27.6) in 2001, and 7.8% growth in prepaid monthly ARPU to Rp.111,000 (US$10.7).

      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers increased from 61% in 2000 to 73.4% in 2001. As a result of the change in the subscriber mix, and despite the higher growth rate for prepaid than postpaid monthly ARPU, blended monthly ARPU decreased from approximately Rp.179,000 in 2000 to approximately Rp.171,000 in 2001.

      Revenues from Features for 2001 increased by Rp.3.3 billion to Rp.10.1 billion, an increase of 48.5%. Previously revenues from Features also included SMS revenues, which were then classified as part of Data and Internet revenues starting in 2002.

KSO Revenues.

      KSO revenues declined by Rp.47.6 billion, or 2.1%, from Rp.2,267.2 billion in 2000 to Rp.2,219.5 billion in 2001. MTR for 2001 decreased by Rp.82.5 billion to Rp.1,474.2 billion, a decrease of 5.3% compared to 2000. DTR increased by Rp.37.9 billion to Rp.732.9 billion, an increase of 5.5%. Amortization of unearned initial payments decreased by Rp.2.9 billion to Rp.12.4 billion, a decrease of 19.0%. The decrease in MTR payments partly reflected, as did all of the decrease in amortization of unearned initial payments, TELKOM’s acquisition of a 90.32% equity interest in Dayamitra in 2001, and the resulting accounting elimination in 2001 of revenues that would otherwise have been treated as KSO revenues.

      Fixed lines in service in the KSO regions increased 7.1%, from 3,052,242 lines at December 31, 2000 to 3,269,033 lines at December 31, 2001, if KSO VI Unit is included, or 7.3%, from 2,749,294 lines to 2,948,695 lines, if KSO VI Unit is excluded.

Interconnection Revenues.

      Interconnection revenues grew by Rp.442.7 billion, or 45.1%, from Rp.981.0 billion in 2000 to Rp.1,423.7 billion in 2001. In 2001:

•	net interconnection revenues for interconnections to and from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) for 2001 increased by Rp.401.7 billion to Rp.1,212.3 billion, an increase of 49.6% compared to 2000; and

•	net interconnection revenue from interconnections to and from Telkomsel’s mobile cellular network (after eliminating net interconnection revenue from interconnections with TELKOM’s fixed line network) increased by Rp.41.0 billion to Rp.211.4 billion, an increase of 24.1%.

      The increase in both TELKOM’s net interconnection revenues and Telkomsel’s net negative interconnection revenues primarily reflected increased traffic. The increase in TELKOM’s net interconnection revenues was also partly attributable to the consolidation of KSO VI Unit interconnection revenues in 2001, as a result of TELKOM’s acquisition of a 90.32% interest in Dayamitra.

      In 2001 as compared to 2000, interconnection revenues involving international direct dialing IDD calls declined 50.5%, from Rp.235.9 billion to Rp.116.8 billion, which TELKOM believes is partly due to the increased popularity of VoIP technology in the market for international long-distance services.

Data and Internet Revenues.

      Data and Internet revenues grew by Rp.565.3 billion, or 523.7%, from Rp.107.9 billion in 2000 to Rp.673.2 billion in 2001, mainly attributed to the significant growth in the number of cellular customers for our SMS and multimedia businesses, as well as the introduction of our VoIP services. SMS revenues for 2001 increased by Rp.320.1 billion to Rp.344.6 billion, an increase of 1,306.5%. Multimedia revenues increased by Rp.153.8 billion to Rp.218.3 billion, an increase of 238.3%, reflecting primarily increased numbers of subscribers for various of TELKOM’s multimedia services. VoIP revenues for 2001 were Rp.25.6 billion. We introduced our VoIP service in 2001.

Network Revenues.

      Network revenues increased by Rp.74.9 billion, or 22.0%, from Rp.340.0 billion in 2000 to Rp.415.0 billion in 2001. Satellite transponder revenues increased by Rp.20.3 billion to Rp.203.6 billion, an increase of 11.1%, reflecting primarily a 19.8% increase in leased transponder capacity, offset by a reduction in the number of customers due to competitive pricing. Leased line revenues increased by Rp.54.6 billion to Rp.211.4 billion, an increase of 34.9%, reflecting primarily increase in circuits leased.

Revenues under Revenue Sharing Arrangement (“PBH”).

      Revenues under Revenue Sharing Arrangement decreased by Rp.23.4 billion, or 8.1%, to Rp.264.3 billion in 2001, mainly due to the expiration of revenue sharing arrangements with certain operators. Net share for revenue earned under revenue sharing arrangement for 2001 increased by Rp.21.3 billion to Rp.191.5 billion, an increase of 12.6% compared to 2000, due to the higher use of services provided under these arrangements by fixed line subscribers. Amortization of unearned income under revenue sharing arrangement for 2001 declined by Rp.44.8 billion to Rp.72.8 billion, a decrease of 38.1% compared to 2000, principally due to the expiry and termination of some of our revenue sharing arrangements in 2001.

Other Telecommunications-related Service Revenues.

      Other telecommunications-related service revenues increased by Rp.26.5 billion, or 19.1%, from Rp.138.5 billion in 2000 to Rp.165.0 billion in 2001 mainly due to an increase in revenues from telephone directory services of Rp.40.1 billion and a reduction in the usage of telex and telegram.

      Other components of other telecommunications service revenues did not contribute significantly to operating revenues in 2001.

Operating Expenses

      Total operating expenses grew by Rp.2,270.3 billion, or 34.4%, from Rp.6,594.1 billion in 2000 to Rp.8,864.4 billion in 2001, generally in line with the increase in operating revenues. Operating expenses as a proportion of operating revenues increased to 54.1% in 2001, compared to 54.4% in 2000.

Depreciation.

      Depreciation expenses grew by Rp.450.7 billion, or 18.6%, from Rp.2,419.1 billion in 2000 to Rp.2,869.8 billion in 2001. The increase in depreciation was principally attributable to the consolidation, following TELKOM’s acquisition of a 90.32% equity interest in Dayamitra in 2001, of depreciation relating to cable network, switching equipment and other fixed assets used by KSO VI Unit, as well as higher gross fixed assets. Property, plant and equipment (net) increased 14.3% at December 31, 2001 compared to 2000, primarily as a result of the continuing development of Telkomsel’s mobile cellular telecommunications network, as well as the consolidation of property, plant and equipment (net) of Dayamitra.

Operation, Maintenance and Telecommunications Services Expense.

      Operation, maintenance and telecommunications services expenses grew by Rp.764.2 billion, or 55.1%, from Rp.1,385.7 billion in 2000 to Rp.2,149.9 billion in 2001. The increase was partly attributable to the consolidation of relevant KSO VI Unit expenses in the various components of operation, maintenance and telecommunications services expense in 2001, as a result of TELKOM’s acquisition of a 90.32% interest in Dayamitra. In addition, in 2001:

•	operation and maintenance expenses increased by Rp.315.8 billion to Rp.891.4 billion in 2001, an increase of 54.9% compared to 2000, reflecting primarily upward movement in the price of fuel used for power generation, higher wages for contract labor resulting from an increase in the Indonesian minimum wage and the cost of leasing additional cellsites for Telkomsel’s continuing network development;

•	telephone kiosks’ commissions increased by Rp.148.7 billion to Rp.520.9 billion, an increase of 40.0%, reflecting primarily an increase in the number of telephone kiosks in service in 2001;

•	cost of phone cards increased by Rp.126.3 billion to Rp.173.4 billion, an increase of 268.4%, reflecting higher procurement of phone cards to supply increased sales of SIM cards and refill vouchers for Telkomsel’s prepaid mobile cellular services;

•	electricity, gas and water charges increased by Rp.40.6 billion to Rp.157.1 billion, an increase of 34.8%, reflecting primarily higher electricity and gas charges as a result of higher rates charged by the Government for these services in 2001; and

•	radio frequency usage charges increased by Rp.84.6 billion to Rp.101.3 billion, reflecting an increase in the number of base stations for Telkomsel’s continuing network development and a Government-directed change in the basis for calculating the frequency charges, which resulted in higher average frequency charges per base station.

      Other components of operation, maintenance and telecommunications service expenses did not contribute significantly to operating expenses in 2001.

Personnel Expense.

      Personnel expense grew by Rp.510.8 billion, or 28.9%, from Rp.1,770.4 billion in 2000 to Rp.2,281.2 billion in 2001. In 2001:

•	salaries and related allowances increased by Rp.179.8 billion to Rp.883.4 billion in 2001, an increase of 25.6% compared to 2000, reflecting primarily, a 50.0% increase in base salaries implemented in August 2000, which affected 2001 personnel expenses for the entire year, compared to only five months in 2000, and the consolidation of KSO VI Unit employee salaries and related allowances in 2001 as a result of TELKOM’s acquisition of a 90.32% interest in Dayamitra;

•	vacation pay, incentives and other allowances increased by Rp.67.1 billion to Rp.364.7 billion, an increase of 22.5%, reflecting primarily the consolidation of KSO VI Unit vacation pay, incentives and other allowances;

•	net periodic post-retirement benefit cost increased by Rp.13.6 billion to Rp.86.2 billion, an increase of 18.7%, reflecting primarily higher imputed interest cost resulting from the benefits being underfunded (see Note 47 to the consolidated financial statements); and

•	employee income tax decreased by Rp.63.7 billion to Rp.132.9 billion, a decrease of 32.4%, reflecting primarily lower applicable rates of individual income taxation, which offset the year-over-year impact of an increase in base salaries effected in August 2000.

      Other components of personnel expenses did not contribute significantly to operating expenses in 2001.

General and Administrative Expense.

      General and administrative expenses grew by Rp.471.8 billion, or 54.1%, from Rp.871.7 billion in 2000 to Rp.1,343.5 billion in 2001. In 2001:

•	professional fees increased by Rp.281.9 billion to Rp.325.3 billion, an increase of 649.3%, reflecting primarily higher fees for financial, accounting and legal advisors in connection with the cross-ownership transactions involving Indosat, TELKOM’s purchase of a 90.32% equity interest in Dayamitra and the arbitration proceedings with AriaWest;

•	collection costs increased by Rp.50.4 billion to Rp.181.9 billion, an increase of 38.3%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	training, education and recruitment increased by Rp.32.6 billion to Rp.147.3 billion, an increase of 28.4%, reflecting primarily the costs of financial information systems software training undertaken in 2001 and programs undertaken by Telkomsel; and

•	TELKOM incurred Rp.55.7 billion through amortization of intangible assets from acquisition of Dayamitra.

      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2001.

Marketing Expense.

      Marketing expense grew by Rp.72.8 billion, or 49.5%, from Rp.147.2 billion in 2000 to Rp.220.0 billion in 2001. This is principally due to an increase in advertising expense for fixed and wireless businesses which increased from Rp.116.0 billion in 2000 to Rp.169.8 billion in 2001.

Operating Income and Operating Margin

      As a result of the foregoing, operating income grew by Rp.1,823.3 billion, or 32.6%, from Rp.5,596.1 billion in 2000 to Rp.7,419.4 billion in 2001. TELKOM’s operating margin decreased from 45.9% in 2000 to 45.6% in 2001.

Other Income and Charges

      Other charges (net) declined by Rp.118.3 billion, or 12.0%, from a net charge of Rp.987.8 billion in 2000 to a net charge of Rp.869.5 billion in 2001. TELKOM’s interest expenses increased significantly in 2001, but this increase was substantially offset by a decrease in the net loss on foreign exchange, due in part to a strengthening rupiah. There is no assurance that future interest expenses will be similarly offset.

Interest Income.

      Interest income declined by Rp.120.4 billion, or 17.4%, from Rp.692.0 billion in 2000 to Rp.571.6 billion in 2001, reflecting primarily smaller balances on average of cash and cash equivalents and in temporary investments during 2001 compared to 2000. The lower average balance of these current assets in 2001 offset the positive impact on income of higher interest rates generally paid on cash equivalents and on temporary investments as a result of higher interest rates paid on Bank Indonesia Certificates (SBI).

Interest Expense.

      Interest expense grew by Rp.512.9 billion, or 62.8%, from Rp.816.7 billion in 2000 to Rp.1,329.6 billion in 2001, reflecting primarily:

•	higher interest expenses on long-term liabilities (principally two-step loans) denominated in Rupiah and U.S. Dollar, due to higher interest rates generally prevailing on loans denominated in Rupiah and U.S. Dollar in 2001 compared to 2000; and

•	additional interest payable on new indebtedness to Indosat and to former shareholders of Dayamitra in 2001 incurred as a result of the cross-ownership transactions and TELKOM’s purchase of a 90.32% equity interest in Dayamitra, respectively.

Gain or Loss on Foreign Exchange (Net).

      Net realized and unrealized loss on foreign exchange declined by Rp.565.4 billion, or 59.9%, from a net loss of Rp.944.1 billion in 2000 to a net loss of Rp.378.7 billion in 2001. In both years, the net foreign exchange losses arose principally as a result of the impact of the continued depreciation of the Rupiah on the amount, expressed in Rupiah, of long-term liabilities (principally two-step loans) denominated in foreign currencies (principally the U.S. Dollar). The reduced net foreign exchange loss in 2001 principally reflected the relatively lower depreciation of the Rupiah in 2001 as compared to 2000. See “Exchange Rates Information”.

Equity in Net Income(Loss) of Associated Companies.

      TELKOM’s equity in the net loss of associated companies declined by Rp.146.3 billion, or 63.1%, from a net loss of Rp.232.0 billion in 2000 to a net loss of Rp.85.7 billion in 2001. In 2001, TELKOM:

•	recognized an additional share in the net loss of Komselindo of Rp.92.8 billion, reflecting TELKOM’s share of Komselindo’s net loss for 2001, which TELKOM recognized as a result of conversion of TELKOM’s interconnection receivables into equity (leaving unchanged Komselindo’s nil carrying value);

•	did not recognize any further share in the net loss of PSN (TELKOM recognized in 2000 a Rp.60.3 billion share in PSN’s net loss that year), but instead expensed in 2001 the decline in value of TELKOM’s investment in PSN under Others (Net) (see “— Others (Net)” below); and

•	did not recognize any further share in the net loss of Satelindo (TELKOM recognized in 2000 a Rp.184.4 billion share in Satelindo’s net loss that year), as a result of TELKOM’s nil carrying value in Satelindo as at December 31, 2000.

      Other components of equity in net income (loss) of associated companies did not contribute significantly to Other Income and Charges in 2001.

Others (Net).

      Others (net) increased by Rp.39.9 billion, or 12.7%, from Rp.313.1 billion in 2000 to Rp.352.9 billion in 2001. In 2001, Others (net) included the following significant income and expense items:

•	Rp.131.8 billion in income from Infomedia, a subsidiary of TELKOM, an increase of Rp.97.0 billion, or 278.7%, from 2000;

•	Rp.132.9 billion in income from fines from subscribers, a decrease of Rp.42.3 billion, or 31.8%;

•	Rp.101.8 billion in income from gain on the share swap transactions, for which there was no equivalent amount in 2000;

•	Rp.136.0 billion in income from an accounting adjustment reversing excess accrual of interest expense in 1999;

•	Rp.77.6 billion in expense for the decline in value of TELKOM’s investment in PSN, resulting in a nil carrying value in PSN, and for which there was no equivalent amount in 2000; and

•	Rp.55.7 billion in accrued expense for fines potentially payable to the Government because of late payment of cash dividends declared in 2000.

      Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2001.

     Income Before Tax and Pre-Tax Margin

      As a result of the foregoing, income before tax grew by Rp.1,941.7 billion, or 42.1%, from Rp.4,608.2 billion in 2000 to Rp.6,549.9 billion in 2001. Pre-tax margin increased from 37.8% in 2000 to 40.2% in 2001.

     Income Tax Expense

      Income tax expense grew by Rp.486.6 billion, or 32.0%, from Rp.1,520.3 billion in 2000 to Rp.2,006.9 billion in 2001. The increase in income tax expense was partially attributable to capital gains tax of Rp.747.3 billion payable in relation to gains realized on the disposition of TELKOM’s equity interests in Satelindo and Lintasarta.

     Minority Interest in Net Income of Subsidiaries

      Minority interest in the net income of subsidiaries increased by Rp.161.7 billion, or 51.7%, from Rp.312.9 billion in 2000 to Rp.474.6 billion in 2001. The increase was primarily attributable to an increase of 51.9% in minority interest in the net income of Telkomsel from Rp.299.8 billion in 2000 to Rp.455.3 billion in 2001.

Net Income.

      As a result of the foregoing, net income grew by Rp.1,293.3 billion, or 46.6%, from Rp.2,775.0 billion in 2000 to Rp.4,068.4 billion in 2001. TELKOM’s margin increased from 22.8% in 2000 to Rp.25.0% in 2001. The higher net income resulted in an increase in basic earnings per share from Rp.275.30 in 2000 to Rp.403.61 in 2001.

Equity.

      Total equity declined by Rp.5,392.1 billion, or 37.3%, from Rp.14,473.1 billion in 2000 to Rp.9,081.0 billion in 2001. The decline in equity was attributable primarily to a reduction in equity arising from the accounting treatment for the cross-ownership transactions of minus Rp.8,745.9 billion, which offset increases in equity from net income for year 2001 of Rp.4,068.4 billion. TELKOM declared a cash dividend of Rp.888.7 billion in 2001.

Cross-Ownership Transactions.

      Both TELKOM and Indosat are controlled by the Government. As a result, TELKOM’s acquisition of Indosat’s 35% equity interest in Telkomsel, and its divestment to Indosat of its 22.5% equity interest in Satelindo and 37.66% equity interest in Lintasarta, were accounted for as a reorganization of entities under common control. Under this accounting treatment, the aggregate difference of Rp.6,992.2 billion (net of tax) between the net consideration paid by TELKOM to Indosat and the net book value of assets acquired or carrying value of assets transferred by TELKOM was recorded on TELKOM’s Consolidated Balance Sheets for 2001 as a difference in value of restructuring transactions between entities under common control. This amount was subtracted directly from equity, and did not result in the creation of any goodwill or other amortizing asset. During 2002, TELKOM paid to Indosat the balance of the purchase price relating to the cross-ownership transactions amounting to Rp.2,406.3 billion. See “— Summary of Significant Accounting Policies — Acquisition and Business Divestitures”.

Change of Equity in Associated Companies.

      In 2001, as a result of TELKOM’s divestment of its equity interest in Satelindo in the cross-ownership transactions, TELKOM reversed increased equity of Rp.290.4 billion recognized in prior years from changes of equity in Satelindo.

      In 2001, TELKOM’s share of change of equity in Telkomsel was Rp.170.5 billion.

Retained Earnings.

      Appropriated and unappropriated retained earnings grew by Rp.2,938.0 billion, or 46.8%, from Rp.6,276.2 billion in 2000 to Rp.9,214.2 billion in 2001.

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

	Year Ended December 31,

	2000 as restated	2001 as restated	2002 as restated	2002 as restated

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net income in accordance with
Indonesian GAAP	2,775.0	4,068.4	8,039.7	898.3
U.S. GAAP	2,216.3	4,298.2	8,587.3	959.5

	Year Ended December 31,

	2000 as restated	2001 as restated	2002 as restated	2002 as restated

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Equity in accordance with
Indonesian GAAP	14,473.1	9,081.0	14,613.6	1,632.8
U.S. GAAP	12,927.8	7,765.5	13,910.9	1,554.3

Summary of Material Differences Between Indonesian GAAP and U.S. GAAP

      The Company’s consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain respects from U.S. GAAP. The material differences are described in Note 57 to the Company’s consolidated financial statements.

     Termination Benefits

      Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

      Under U.S. GAAP, termination benefits were recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.140.0 billion and Rp.531.0 billion higher for 2001 and 2002, respectively.

     Foreign Exchange Differences on Property under Construction

      Under Indonesian GAAP, the foreign exchange differences resulting from loans used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying assets is substantially completed and the constructed property is ready for its intended use.

      Under U.S. GAAP, foreign exchange differences are charged to current operations.

      Consequently, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.111.0 billion lower in 2000, Rp.75.0 billion higher in 2001 and Rp.107.4 billion higher in 2002.

     Interest Capitalized on Property under Construction

      Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset is that the interest should be attributable to the qualifying asset (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months). The interest income arising from any unused borrowings should be offset against any capitalised interest expense.

      Under U.S. GAAP, there is no limit on the length of construction period in which the interest expense could be capitalised and interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The interest income arising from any unused borrowings was recognized directly to current operations.

      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.19.7 billion higher in 2001 and Rp.43.0 billion higher in 2002, respectively.

     Revenue-Sharing Arrangements

      Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

      Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investor, the accounting treatment is not materially different from that under Indonesian GAAP. When there is a guaranteed investment return, the assets under revenue-sharing arrangements are recorded and, correspondingly, an obligation under revenue-sharing arrangements is recorded. A portion of the investor’s share in revenue is recorded as interest expense based on the implicit rate of return and the balance is treated as a reduction of the obligation. Revenues are recorded on a gross basis.

      In connection with the different treatment of revenue sharing arrangements under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax would have been Rp.29.7 billion lower in 2000, Rp.44.0 billion higher in 2001, and Rp.68.0 billion higher in 2002, respectively.

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

      Under U.S. GAAP, assets revaluations are not permitted. The effects of the previous revaluations have been fully reversed in 2002, such that there is no difference in equity as of December 31, 2002.

      In connection with the different treatment of revaluation of property, plant and equipment under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax would have been Rp.4.1 billion higher in 2000 and 2001 and Rp.3.9 billion higher in 2002.

     Pension

      In 1994 and 1998, the Company provided for increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under SFAS 87, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the remaining service period for active employees.

      Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

      The Company’s consolidated income before tax would have been Rp.95.2 billion higher in 2000, Rp.19.6 billion lower in 2001, and Rp.111.4 billion higher in 2002 under U.S. GAAP reporting.

     Equity in Net Income/(Loss) of Associated Companies

      The Company records its equity in net income of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

      For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of earnings or losses of those associates.

      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.2.4 billion higher in 2000, Rp.3.8 billion lower in 2001 and Rp.0.2 billion lower in 2002.

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

      The Company’s consolidated income before tax would have been Rp.6.1 billion lower in 2000, Rp.6.4 billion lower in 2001, and Rp.11.8 billion lower in 2002 under U.S. GAAP reporting.

     Stock Issuance Costs

      Under Indonesian GAAP, stock issuance costs are deferred and amortized. The Company amortized deferred stock issuance costs over five years using the straight-line method.

      Effective 2000, the Capital Market Supervisory Agency (“BAPEPAM”) requires that stock issuance costs should be recorded as part of additional paid-in capital.

      Under U.S. GAAP, stock issuance costs are offset against the proceeds. The deferred stock issuance cost was fully amortized in 2000.

      As a result of this difference, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.22.4 billion higher in 2000.

     Employee Bonuses

      In 2000, a subsidiary (Telkomsel) charged employee bonuses amounting to Rp.26.7 billion to retained earnings.

      Under U.S. GAAP, personnel and related costs, including bonuses are charged to current operations.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.26.7 billion lower in 2000.

     Equipment to be Installed

      Under Indonesian GAAP, equipment is depreciated starting when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

      Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Temporarily idle equipment continues to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.5.6 billion lower in 2000 and Rp.9.7 billion higher in 2002, respectively.

     Revenue Recognition

      Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is also recognized when the Company sells the card.

      Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the expected term of the customer relationship or the contractual term. Directly incremental costs up are deferred up to the extent of deferred revenues. Revenues from calling cards are recognized upon usage or expiration.

      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.707.5 billion lower in 2000, Rp.81.4 billion higher in 2001 and Rp.89.3 billion lower in 2002.

     Goodwill

      Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

      Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.21.3 billion higher in 2002.

     Capital Leases

      Under Indonesian GAAP, a lease is capitalized if (a) the lessee has the option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments made by the lessee, plus the residual value, will cover the acquisition price of the leased assets and related interest and (c) there is a minimum lease period of 2 years.

      Under U.S. GAAP, a leased asset is capitalized if (a) there is an automatic transfer of ownership at the end of the lease term or (b), a bargain purchase option or (c), the lease terms is for 75% or more of the economic life of the asset, or (d) the lease payments are at least 90% of the fair value of the asset.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.14.2 billion higher in 2002.

     Acquisition of Dayamitra

      TELKOM acquired 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% percent to TELKOM under those same terms meaning that the fixed price of the call is equal to the fixed price of the put option.

      Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense.

      There is no such requirement under Indonesian GAAP.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.4.2 billion lower in 2001 and Rp.9.3 billion lower in 2002.

     Reversal of Difference Due to Change of Equity in Associated Companies

      Under Indonesian GAAP, differences previously charged directly to equity as a result of equity transactions in associated companies are released to the income statement upon the sale of an interest in the associate in proportion to the percentage of the interest sold. Under U.S. GAAP, such amounts cannot be released to the income statement and consequently remain in equity indefinitely. Consequently, TELKOM’s consolidated income before tax under U.S. GAAP would have been Rp.65.2 billion lower in 2002.

     Deferred income taxes

      There are no differences between Indonesian GAAP and U.S. GAAP with respect to deferred income taxes that affect the Company. The amounts included in the reconciliation below show the income tax effects of the differences between Indonesian GAAP and U.S. GAAP as described above.

      A summary of the significant adjustments to consolidated net income for the years ended December 31, 2000, 2001 and 2002 and to consolidated stockholders’ equity as of December 31, 2001 and 2002 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	2000	2001	2002

	Rp. million	Rp. million	Rp. million
Net income according to the consolidated statements of income prepared under Indonesian GAAP	2,775,005	4,068,391	8,039,709

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement benefits	—	140,000	530,981
Capitalization of foreign exchange differences, net of related depreciation of Rp.47,188 million, Rp.76,732 million and Rp.79,797 million, respectively	(111,022)	74,987	107,365
Interest capitalized on property under construction, net of related depreciation of nil, nil and Rp.3,061 million, respectively	—	19,690	43,045
Revenue-sharing arrangements	(29,692)	43,999	67,959
Revaluation of property, plant and equipment	4,095	4,095	3,929
Pension	95,172	(19,640)	111,415
Equity in net income/(loss) of associated companies	2,389	(3,786)	(182)
Amortization of landrights	(6,119)	(6,409)	(11,781)
Amortization of deferred stock issuance costs	22,402	—	—
Employee bonuses	(26,713)	—	—
Depreciation of equipment to be installed	(5,561)	—	9,706
Revenue recognition:
Cummulative effect of accounting change	(814,799)	—	—
Current year amortization	107,322	81,429	(89,274)
Goodwill	—	—	21,269
Capital lease	—	—	14,241
Adjustment for Dayamitra accounted at 100%	—	(4,191)	(9,270)

	2000	2001	2002

	Rp. million	Rp. million	Rp. million
Reversal of difference due to a change of equity in associated companies	—	—	(65,158)
Deferred income tax effect on U.S. GAAP adjustments	199,247	(100,942)	(220,724)

	(563,279)	229,232	513,521
Minority interest	4,599	577	34,029

Net adjustments	(558,680)	229,809	547,550

Net income in accordance with U.S. GAAP	2,216,325	4,298,200	8,587,259

Net income per share — in full Rupiah amount	219.87	426.41	851.91

Net income per ADS (20 Series B shares per ADS) — in full Rupiah amount	4,397.47	8,528.17	17,038.21

      The changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2001 and 2002 are shown below:

	2001	2002

	Rp. million	Rp. million
Equity according to the consolidated balance sheets prepared under Indonesian GAAP	9,080,961	14,613,617

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement benefits	140,000	670,981
Capitalization of foreign exchange differences — net of related depreciation	(734,594)	(627,229)
Interest capitalized on property under construction — net of related depreciation	19,690	62,735
Revenue-sharing arrangements	(538,814)	(470,855)
Revaluation of property, plant and equipment:
Increment	(664,974)	(664,974)
Accumulated depreciation	661,045	664,974
Pension	120,075	231,490
Equity in net loss of associated companies	(17,900)	(18,082)
Amortization of landrights	(43,218)	(54,999)
Depreciation of equipment to be installed	(9,706)	—
Deferral of revenues	(626,048)	(715,322)
Goodwill	—	21,269
Capital lease	—	14,241
Adjustment for Dayamitra accounted at 100%	(4,972)	(14,242)
Deferred income tax effect on U.S. GAAP adjustments	353,460	132,736

	(1,345,956)	(767,277)
Minority interest	30,495	64,524

Net adjustments	(1,315,461)	(702,753)

Equity in accordance with U.S. GAAP	7,765,500	13,910,864

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

      In 2003 and 2004, TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:

•	capital expenditures for existing and new network and backbone infrastructure, including a satellite, a fiber optic transmission backbone from Jakarta to Medan, fiber optic transmission networks in Jakarta and Surabaya, installation and upgrading of fixed lines, and increased capacity in its mobile cellular service conducted through Telkomsel (see “— Capital Expenditures”);

•	debt service requirements relating to existing indebtedness, including two-step loans and indebtedness of subsidiaries;

•	instalment payments of the purchase price for shares in Pramindo, that were acquired in 2002 and for the purchase of AriaWest in 2003.

      While still uncertain, liquidity and capital resources may be required in 2003 and 2004 to finance the acquisition of all or some of the equity interests held by shareholders of KSO Investors other than those that TELKOM has previously purchased or is in the process of purchasing (see “Business Overview — Joint Operation Schemes (KSO)”).

      Primary sources of financing available to TELKOM consist of: (i) cash flow from operating activities; (ii) financing from the bond issuance; (iii) financing from banks or export credit agencies (including financing procured by vendors); and (iv) deferred vendor payment terms.

      TELKOM believes that these sources of financing will be sufficient to fund planned capital expenditures, anticipated working capital needs and likely contractual obligations and commitments in 2003 and 2004. Nonetheless, if global or Indonesian economic conditions worsen or do not improve and/or competition or product substitution accelerate beyond current expectations, TELKOM’s net cash flow from operating activities may decrease and negatively impact its liquidity.

      TELKOM manages the liquidity for all of its businesses, including KSOs controlled by TELKOM, on a total group basis. Telkomsel manages its own liquidity and accesses capital resources independently of TELKOM. TELKOM is not responsible for managing the liquidity and capital resources of the KSO units, other than the KSO I and KSO VI Unit. See “Business Overview — Joint Operation Scheme (KSO)”.

     Defaults and Waivers of Defaults under our Debt Facilities

      As a result of our failure to file a fully compliant Annual Report on Form 20-F for 2002 with the SEC by the June 30, 2003 filing deadline and our May 2003 press release relating thereto, we may have been in breach of certain covenants in our Citibank and Bank Central Asia (BCA) debt facilities that require us, among other things, to comply with all laws and regulations applicable to us and deliver financial statements to the lenders. We have obtained written waivers from both Citibank, acting as agent for the lenders under the relevant facility agreements, and BCA with respect to such breaches.

      As discussed under the heading “Explanatory Note” at the beginning of this amended annual report and in Item 3.D. — Risk Factors, our failure to file a fully compliant Annual Report on Form 20-F for 2002 with the SEC by the June 30, 2003 filing deadline, could give rise to an SEC enforcement action or other legal liability and other adverse consequences such as a related de-listing of TELKOM’s ADSs from the New York Stock Exchange. Any of the foregoing could give rise to defaults under one or more of our debt facilities and cross defaults under other debt facilities with respect to such defaults. If we were unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on our financial condition and results of operations.

Net Cash Flows

      The following table sets forth information concerning TELKOM’s consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements, except for foreign exchange convenience translations (see “— Basis of Presentation — Foreign Exchange Translations”):

	Year Ended December 31,

	2000 as restated	2001 as restated	2002 as restated	2002 as restated

	Rp. (billion)			US$ (million)
Net cash flows:
from operating activities	6,875.8	7,012.6	10,864.5	1,213.9
from investing activities	(4,922.6)	(6,115.8)	(6,050.0)	(676.0)
from financing activities	(2,110.0)	(1,662.8)	(2,670.2)	(298.3)

Change in cash and cash equivalents	(156.8)	(766.0)	2,144.3	239.6
Effect of foreign exchange changes	121.0	76.6	(89.5)	(10.0)
Cash and cash equivalents, beginning of period	4,369.5	4,333.7	3,644.3	407.2
Cash and cash equivalents, end of
Period	4,333.7	3,644.3	5,699.1	636.8

     Net Cash Flows from Operating Activities

      TELKOM’s primary source of liquidity in recent years was cash flows from operating activities and from financing activities. Net cash flows from operating activities totalled Rp.6,875.8 billion in 2000, Rp.7,012.6 billion in 2001, and Rp.10,864.5 billion (US$1,213.9 million) in 2002. The growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of the expansion of TELKOM’s various telecommunications businesses, in particular its mobile cellular business conducted through Telkomsel, as well as the acquisitions of Dayamitra in 2001 and Pramindo in 2002. These higher cash receipts were partially offset by rising cash payments for operating expenses.

     Year ended December 31, 2002 compared to year ended December 31, 2001.

      In 2002 compared to 2001, net cash flows from operating activities increased by Rp.3,929.1 billion, or 56.0%, primarily due to:

•	an increase of Rp.2,781.8 billion, or 24.1%, in cash receipts from telephone services primarily cellular services resulting from an increased number of subscribers as well as an increase in cash receipts from fixed line due to the consolidation of Pramindo in 2002, which enhanced cash inflows from operating activities;

•	an increase of Rp.569.5 billion or 50.5% in cash receipts from interconnection primarily resulting from the acquisition of Pramindo;

•	a decrease of Rp.139.2 billion or 8.1%, in cash receipts from Joint Operation Schemes, primarily due to a reclassification of cash receipts from KSO I from Joint Operation Schemes to Fixed Lines following the acquisition of Pramindo;

•	an increase of Rp.478.6 billion, or 9.0%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

      On balance, the foregoing movements in cash flows were partially attributable to the consolidation of Dayamitra’s cash flows into TELKOM’s consolidated financial statements in 2001 and Pramindo’s in 2002. Cash inflows in 2002 were also partly offset by a reduction in interest received of Rp.110.7 billion, or 18.7%.

Year ended December 31, 2001 compared to year ended December 31, 2000.

      In 2001 compared to 2000, net cash flows from operating activities slightly increased by Rp.136.8 billion, or 2.0%, primarily due to the increase of Rp.3,831.3 billion, or 49.7%, in cash receipts from telephone services, which enhanced cash inflows from operating activities; offset with an increase of Rp.2,172.0 billion, or 69.0%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

      The movements in cash flows were partially attributable to the consolidation of Dayamitra’s cash flows into TELKOM’s consolidated financial statements in 2001 as well as increase in income tax paid of Rp.455.4 billion, or 27.7% and interest paid of Rp.399.4 billion, or 46.6%.

Net Cash Flows from Investing Activities

      Net cash flows used in investing activities totalled Rp.4,922.6 billion, Rp.6,115.8 billion and Rp.6,050.0 billion (US$676.0 million) in 2000, 2001 and 2002, respectively. In 2000, the rising trend also reflected increasing investments in marketable securities and time deposits. In 2001, sizeable net cash flows were used for capital expenditures and acquisition of subsidiaries for cross-ownership transaction with Indosat, which were partly financed by reduced investments in marketable securities and time deposits. In 2002, the increase reflected cashflow for capital expenditure and amounts due on the cross-ownership transactions closed in 2001 netted against sizeable cash receipts from the sale of a 12.72% shareholding in Telkomsel.

      Apart from cash on hand and cash in banks, TELKOM invests substantially all of its excess cash from time to time in time deposits. At December 31, 2002, 9.6% of time deposits having a maturity greater than three months and denominated in Rupiah.

Year ended December 31, 2002 compared to year ended December 31, 2001.

      In the year ended December 31, 2002 compared to the year ended December 31, 2001, net cash flows used in investment activities slightly decreased by Rp.65.8 billion, or 1.1%, primarily due to:

•	an increase of Rp.3,033.8 (US$339.0 million) of cash out for capital expenditure;

•	a cash receipt of Rp.3,948.9 billion (US$441.2 million) from the sale of a 12.72% shareholding in Telkomsel;

•	an increase in net cash out of Rp.4,246.4 billion (US$474.5 million) from a net cash in of Rp.3,522.1 billion in 2001 to a net cash out of Rp.724.3 billion in 2002 for the investment in time deposits and medium term notes; and

•	a decrease in cash out for cross-ownership transactions of Rp.3,561.1 billion (US$397.9 million) as the liability for cross-ownership transactions have been fully paid in 2002.

      In 2002, payment of advance for investment in shares of stock of Rp.230.2 billion (US$25.7 million) reflects the payment for option of Tomen’s share in Dayamitra (Rp.33.7 billion) and payment to AriaWest’s shareholders related to the CSPA (Rp.196.5 billion) for the acquisition of AriaWest.

Year ended December 31, 2001 compared to year ended December 31, 2000.

      In the year ended December 31, 2001 compared to the year ended December 31, 2000, net cash flows used in investment activities increased by Rp.1,193.2 billion, or 24.2%, primarily due to a sizeable amount of net cash inflow from termination of time deposits and reduced amount of new placements in such investments resulting in an increase of cash receipts of Rp.6,086.8 billion. Cash inflows in 2002 were also partly offset by an increase of Rp.1,225.0 billion, or 51.8% in cash expenditures for the acquisition of property, plant and equipment and payment for cross-ownership transactions of Rp.5,967.4 billion.

      In 2001, advances and others represented a net cash inflow of Rp.187.3 billion, reflecting an increase in advances received from customers and suppliers and a decrease in advances to suppliers.

Net Cash Flows from Financing Activities

      Net cash flows used in financing activities totalled Rp.2,110.0 billion, Rp.1,662.8 billion and Rp.2,670.2 billion (US$298.3 million) in 2000, 2001 and 2002, respectively. In all three years, net cash flows from financing activities were driven primarily by repayment of current indebtedness and by cash dividends. In 2002, cash flow used in financing activities increased by Rp.1,007.4 billion, or 60.0% primarily resulting from proceeds from issuance of TELKOM and Telkomsel’s bonds for Rp.2,365.3 billion netted against increase in payment for long-term liabilities of Rp.2,031.8 billion and increase in cash payment for cash dividend of Rp.1,304.1 billion.

Repayment of Current Indebtedness.

      At December 31, 2000, 2001 and 2002, approximately 45.8%, 63.2% and 68.5%, respectively, of TELKOM’s current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loan) were denominated in foreign currencies, principally the US Dollar, such that the Rupiah amount of TELKOM’s cash flows used for the repayment of long-term liabilities was significantly affected by the depreciation in the value of the Rupiah in 2001 compared to 2000 and the appreciation of the Rupiah in 2002 compared to 2001.

      In 2000, 2001 and 2002, TELKOM made net repayments of current indebtedness for borrowed money of Rp.895.0 billion, Rp.1,233.0 billion and Rp.3,342.0 billion (US$373.4 million), respectively. Cash outflows in 2002 were reflecting payments for two-step loans of Rp.818.8 billion, liability for acquisition of Dayamitra and Pramindo of Rp.848.3 billion, Pramindo’s loan to the IFC of Rp.704.8 billion, long term bank loan of Rp.166.0 billion, Telkomsel’s short-term bank loan from Deutsche Bank and others of Rp.508.3 billion, repayment of suppliers credit loan and others owed by Dayamitra of Rp.66.9 billion, and project cost payable of Rp.227.3 billion.

Payment of Cash Dividends and General Reserve.

      TELKOM paid cash dividends and set up general reserve, as determined by the company’s annual shareholder meeting, as follows:

	Dividend	Total Cash	Dividend	General
Date of AGM	Year	Dividend	per Share	Reserve

		(Rp. Billion)	(Rp.)	(Rp. Billion)
April 7, 2000	1999	1,086.161	107.76	21.723
May 10, 2001	2000	888.654	88.16	126.950
June 21, 2002	2001	2,125.055	210.82	425.011

      In 2000, 2001 and 2002, the amount of cash dividends paid was effectively determined by the Government, which holds a majority of TELKOM’s issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM’s board of directors and the Government’s own funding needs, in determining the portion of each year’s net income to be paid out as cash dividends.

Escrow Account.

      In 2002, TELKOM recorded a net increase in escrow account of Rp.126.8 billion, which represented the funding of a contractually-required escrow accounts established on May 17, 2001 and August 14, 2002 for the repayment of indebtedness related to the acquisition of Dayamitra and Pramindo, respectively.

Working Capital

      Net working capital, calculated as the difference between current assets and current liabilities, was negative Rp.2,242.2 billion at December 31, 2001 and positive Rp.838.9 billion (US$93.7 million) at December 31, 2002. The increase in net working capital was principally due to the receipt of proceeds from prior issuance of bonds, selling of a 12.72% shareholding in Telkomsel and the settlement of outstanding accounts receivable from KSO III, offset by TELKOM’s payment to Indosat for cross ownership transactions in 2002.

Current Assets

      Current assets were Rp.7,300.3 billion at December 31, 2001 and Rp.10,547.0 billion (US$1,178.4 million) at December 31, 2002, reflecting an increase of Rp.3,246.7 billion, or 44.5%. The increase in current assets was primarily due to:

•	an increase in cash and cash equivalents of Rp.2,054.9 billion, or 56.4%, from Rp.3,644.2 billion at December 31, 2001 to Rp.5,699.1 billion (US$636.8 million) at December 31, 2002;

•	an increase in temporary investments of Rp.224.1 billion, or 64.2%, from Rp.348.9 billion at December 31, 2001 to Rp.573.0 billion (US$64.0 million) at December 31, 2002; and

•	an increase in other current assets, which primarily consisted of restricted time deposits, of Rp.552.7 billion, or 397.4% from Rp.139.1 billion at December 31, 2001 to Rp.691.8 billion (US$77.3 million) at December 31, 2002.

      The increase in cash and cash equivalents, temporary investments and other current assets primarily reflected the proceeds from the sale by TELKOM of a 12.72% shareholding in Telkomsel, the settlement of outstanding accounts receivable from KSO Unit III, the issuance by TELKOM of IDR bonds and Telkomsel of guaranteed notes.

      At December 31, 2000, 2001 and 2002, approximately 10.8%, 13.3% and 34.0%, respectively, of TELKOM’s current assets were denominated in foreign currencies, principally the U.S. Dollar, such that the movements of Rupiah exchange rate against U.S. dollar across these years would affect TELKOM’s current assets.

Trade Accounts Receivable.

      Trade accounts receivable from related parties (net of allowance for doubtful accounts) decreased by Rp.168.6 billion, or 16.0%, from Rp.1,055.4 billion at December 31, 2001 to Rp.886.8 billion (US$99.1 million) at December 31, 2002. Trade accounts receivable from third parties (net of allowance for doubtful accounts) increased by Rp.530.7 billion, or 38.2%, from Rp.1,389.2 billion to Rp.1,919.9 billion (US$214.5 million), at the same dates. In the case of trade accounts receivable from related parties, the decrease was primarily due to payment received from KSO Unit III from the amount due for MTR and DTR which had been outstanding since May 2000. In the case of trade accounts receivable from third parties, the increase was primarily due to increased accounts receivable from fixed line resulting from our acquisition of Pramindo.

      The allowance for doubtful accounts for trade accounts receivable from related parties decreased Rp.230.2 billion, or 70.6%, higher at December 31, 2002 compared to 2001, from Rp.325.9 billion at to Rp.95.7 billion (US$10.7 million), primarily as a result of reversed provision for amount due on MTR and unpaid DTR from KSO Unit III. At December 31, 2002 compared to December 31, 2001, the allowance for doubtful accounts for trade receivables from third parties increased Rp.154.4 billion, or 61.1%, higher, from Rp.252.9 billion to Rp.407.3 billion (US$45.5 million), in line with the increase in trade receivables.

Other Current Assets and Escrow Accounts.

      At December 31, 2002, Rp.707.9 billion (US$79.1 million), of TELKOM’s deposits were restricted for security interests in favor of other parties, of which US$1.8 million was used to secure Napsindo’s borrowings, an associated company, and recorded as other non-current assets. TELKOM also had a credit balance of Rp.129.2 billion (US$14.4 million) in escrow account to be funded from time to time for payments of the purchase price for the 90.32% equity interest in Dayamitra acquired in 2001 and for the repayment of indebtedness owed by Dayamitra to former shareholders, and a credit balance of Rp.168.7 billion (US$18.8 million) for payments of the purchase price for a 100% equity interest in Pramindo acquired in 2002. See “— Long-Term Indebtedness — Acquisition Indebtedness and Option Purchase Price Dayamitra”.

     Current Liabilities

      Current liabilities were Rp.9,542.5.1 billion at December 31, 2001 and Rp.9,708.2 billion (US$1,084.7 million) at December 31, 2002, reflecting a slight increase of Rp.165.6 billion, or 1.7%. The increase in current liabilities primarily arose from increase in payable to suppliers partly due to the consolidation of KSO I, increase of current maturities of long term liabilities of Rp.1,047.6 billion and accrued expenses for employees’ early termination benefits and for settlement of dispute with AriaWest of a total amount of Rp.1,030.0 billion offset against decrease in payable for cross ownership transaction of Rp.2,406.3 billion.

      At December 31, 2000, 2001 and 2002, approximately 21.2%, 19.5% and 17.2%, respectively, of TELKOM’s current liabilities were denominated in foreign currencies, principally the U.S. Dollar, such that the movement of Rupiah exchange rate against U.S. dollar across these years significantly affected TELKOM’s current liabilities.

     Current Maturities of Long-term Liabilities.

      Current maturities of long-term liabilities increased by Rp.1,047.6 billion, or 67.9%, from Rp.1,542.6 billion at December 31, 2001 to Rp.2,590.2 (US$289.4 million) at December 31, 2002. This increase was primarily due to current maturity of amounts due on acquisition of Pramindo in 2002.

     Accrued Expenses.

      Accrued expenses increased by Rp.1,030.0 billion, or 112.0%, from Rp.919.9 billion at December 31, 2001 to Rp.1,949.9 billion (US$217.9 million) at December 31, 2002. This increase was primarily due to an increase of Rp.531.0 billion in accrued expenses for early retirement benefits and accrued litigation settlement fee for dispute with AriaWest of Rp.179.0 billion. The increase also reflected an increase of Rp.275.3 billion in accrued expenses for salaries and employee bonuses. The increase of salaries and bonuses primarily due to the accrual of bonuses amounted to Rp.171.2 billion (US$19.1 million) which was no equivalent compared to 2001.

Indebtedness

      Consolidated total long-term indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, and liability for cross-ownership transactions and short-term bank loan) at December 31, 2000, 2001 and 2002, was as follows:

	At December 31,

	2000 as	2001(1)as	2002(1)as	2002(1)as
	restated	restated	restated	restated

				US$
	(Rp. in billion)(2)
Indonesian Rupiah	4,328.7	6,805.7	4,294.1	479.8
U.S. Dollar(2),(3)	4,187.9	5,660.7	8,766.4	979.5
Japanese Yen(4)	1,502.8	1,452.1	1,358.9	151.8
French Franc(5)	264.3	190.9	—	—
NLG(6)	81.1	70.3	—	—
EURO(7)	—	—	215.7	24.1

Total	10,364.8	14,179.7	14,635.1	1,635.2

(1)	Including imputed interest on liabilities for the acquisition of a 90.32% equity interest in Dayamitra and 100% equity interest in Pramindo.
(2)	Amounts at December 31, 2000, 2001 and 2002 translated into Rupiah at Rp.9,675, Rp.10,450 and Rp.8,950 = US$1, respectively, being the prevailing exchange rates for buying U.S. Dollars at each of those dates.
(3)	Amount at December 31, 2002 includes imputed interest on liability for acquisition of subsidiary (which relates to Dayamitra and Pramindo) of US$1.1 million (Rp.10.0 billion) and US$31.1 million (Rp.278.1 billion), being imputed interest for installment payments of the liability.
(4)	Amounts at December 31, 2000, 2001 and 2002 translated into Rupiah at Rp.84.3, Rp.79.6 and Rp.75.5 = Yen 1, respectively, being the prevailing exchange rates for buying yen at each of those dates.
(5)	Amounts at December 31, 2000 and 2001 translated into Rupiah at Rp.1,374.2 and Rp.1,409.3 = FRF 1, respectively, being the prevailing exchange rates to buy French francs at each of those dates.
(6)	Comprises amounts expressed in Netherland Guilders.
(7)	Amounts at December 31, 2002 translated into Rupiah at Rp.9,377.5 = EUR 1, being the prevailing exchange rate at the date.

     Of total long-term indebtedness and short term borrowings at December 31, 2002, Rp.2,629.4 billion, Rp.2,780.9 billion and Rp.9,224.8 billion was scheduled for repayment in 2003, 2004, 2005-2025, respectively. Of these amounts, Rp.40.1 billion of the indebtedness were scheduled to be repaid in 2003, Rp.0.1 billion to be repaid in 2004 and Rp.1,337.5 billion to be repaid in 2007 by Telkomsel, while Rp.267.9 billion, Rp.227.8 billion and Rp.1.3 billion was to be repaid by Dayamitra in 2003, 2004 and 2005, respectively. TELKOM expects scheduled repayments of indebtedness, including that of Telkomsel and Dayamitra, to be financed primarily from net cash flows from operating activities of, and re-financing by, TELKOM, Telkomsel and Dayamitra, respectively.

      At December 31, 2002, approximately 31.7% of TELKOM’s Rupiah denominated indebtedness, and approximately 68.3% of its U.S. Dollar denominated indebtedness bore interest at variable rates. TELKOM’s Rupiah denominated floating rate indebtedness bore interest rates between 17.2% and 19.0%, with rates generally based on interest rates on three-month Certificates of Bank Indonesia (SBI) plus a margin of between 0.8% and 2.0%. The weighted average interest rate on Rupiah denominated floating rate indebtedness at December 31, 2002 was 17.2%. TELKOM’s U.S. Dollar denominated floating rate indebtedness was subject to interest rates between 3.5% and 8.8%, with rates generally based on LIBOR plus a margin of between 0.8% and 4.5%. The weighted average interest rate on U.S. Dollar denominated floating rate indebtedness at December 31, 2002 was 8.1%. TELKOM’s Rupiah denominated fixed rate indebtedness at that date bore a weighted average interest rate of 15.0%, while its U.S. Dollar denominated fixed rate indebtedness bore a weighted average interest rate of 7.6%. All of TELKOM’s Japanese yen denominated indebtedness was fixed rate and bore a weighted average interest rate at December 31, 2002 of 3.1%.

      At December 31, 2002, TELKOM had the following outstanding significant indebtedness:

•	Rp.8,570.1 billion (US$957.6 million) (including current maturities) in two-step loans through the Government;

•	Rp.1,337.5 billion (US$150.0 million) in guaranteed notes which is owed by Telkomsel;

•	Rp.976.0 billion (US$109.0 million) IDR bonds issued by TELKOM; and

•	US$335.4 million (Rp.3,004.9 billion) in acquisition indebtedness relating to TELKOM’s acquisition of 90.32% equity interest in Dayamitra and acquisition of 100% equity interest in Pramindo.

      In addition, TELKOM, on its own and through Telkomsel and Dayamitra, has entered into several new bank facilities in 2002, and owes amounts under various other facilities through Indonesian Rupiah (IDR) Bond Issuance and other bank facilities. In particular, TELKOM entered into a credit facility with Bank Mandiri on February 11, 2002 for an amount of Rp.500 billion. This loan has never been utilized and have since been cancelled.

     Two-Step Loans

      Since 1982, TELKOM has entered into a series of two-step loans in which the Government borrows money from supranational lenders and foreign export credit agencies, such as the World Bank and the U.S. Export-Import Bank, for on-lending to TELKOM to fund investment in property, plant and equipment. TELKOM obtained its last two-step loan in 1994, and, as a public company, is no longer eligible to obtain Government-assisted financing of this type. For a table of scheduled repayments of two-step loans, see “— Liquidity and Capital Resources — Contractual Obligations and Commitments” in Item 5.

      At December 31, 2002, TELKOM’s outstanding principal indebtedness under the two-step loans totaled Rp.8,570.1 billion (US$957.6 million), of which US$390.7 million (Rp.3,500.7 billion) was denominated in U.S. Dollars, Euro 23,007 million (Rp.215.8 billion) was denominated in Euro and Japanese Yen 17.8 billion (Rp.1,344.1 billion) was denominated in Japanese Yen. As of December 31, 2002, TELKOM has used all facilities of two-step loans and the draw period for the two-step loan has expired.

      Two-step loans bear fixed or floating rates. Floating rates are determined by reference to interest rates on the average of 3 month Certificates of Bank Indonesia (SBI) during the six months preceding the installment due date plus 1.0% per annum for two-step loan which are payable in Rupiah and the interest rate offered by offshore lenders plus 0.5% for two-step loan which are payable on foreign currencies. Repayments of principal are due on the loans at various dates through 2025. For the years 2003 through 2006, aggregate scheduled repayments of principal range from Rp.652.1 billion to Rp.865.4 billion per year, and average Rp.785.2 billion per year.

      The Company must maintain financial ratios as follows:

•	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

•	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originally from the World Bank and ADB, respectively.

      As of December 31, 2002, the Company was in compliance with the above covenants. Also see “— Guaranteed Notes”.

     Guaranteed Notes

      In April 2002, Telekomunikasi Selular Finance Limited (“TSFL”), Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (“Notes”). The notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007.

      On April 23, 2002, TSFL entered into subscription agreements with UBS AG (“UBS”) whereby UBS agreed to subscribe and pay for the notes at an issue price equal to 99.709% of the principal amount of the notes, less any fees. TSFL has further authorized UBS to have the notes listed in the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”).

      Based on the “On-Loan Agreement” dated April 30, 2002, between the Telkomsel and TSFL, the proceeds from the subscription of the notes were lent to Telkomsel at an interest rate of 9.765% per annum, payable in the same terms as above.

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

     IDR Bond Issuance

      On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounted to Rp.1,000 billion (US$111.7 million). The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded in the Surabaya Stock Exchange. The bonds mature on July 15, 2007. Net proceeds after expenses from the bond issued amounted to Rp.980.8 billion (US$109.6 million) while the total bond issuance cost were Rp.26.4 billion (US$3.0 million).

      As of December 2002, the usage of bond proceeds was Rp.137.3 billion (US$15.3 million) or 14% of bond proceeds. The planned usage of the bond proceeds were approximately 84% for the CDMA project and approximately 16% for the access network.

      The Company must maintain the following consolidated financial ratios:

•	Debt service coverage ratio must exceed 1.5:1

•	Debt to equity ratio must not exceed (i) 3:1 for the period January 1, 2002 to December 31, 2002; (ii) 2.5:1 for the period January 1, 2003 to December 31, 2003; and (iii) 2:1 for the period January 1, 2004 to the date the bonds are redeemed; and

•	Debt to EBITDA ratio must not exceed 3:1

      As of December 31, 2002, the Company was in compliance with these covenants.

     Acquisition Indebtedness and Option Purchase Price

     Dayamitra

      At December 31, 2002, TELKOM owed the following amounts to the former shareholders of Dayamitra:

•	US$24.9 million (Rp.222.1 billion), representing the unpaid portion of the purchase price for a 90.32% equity interest in Dayamitra acquired on May 17, 2001, is payable in eight quarterly instalments of US$13.0 million each started on August 17, 2001 through May 17, 2003. This amount includes imputed interest at 14.0% per annum; and

•	US$1.8 million (Rp.16.1 billion), representing the unpaid portion of the option purchase price payable to TM Communications (HK) Ltd, which TELKOM believes to be a unit of Tomen Corporation, for the right to purchase the remaining 9.68% equity interest in Dayamitra held by

TM Communications, is payable in eight quarterly installments of US$0.9 million each starting on August 17, 2001 through May 17, 2003. Installments of the option purchase price are recorded as they are paid in TELKOM’s Consolidated Balance Sheets as Advance Payment for Investment in Shares of Stock. Future installments of the purchase price are not recorded as liabilities.

      TELKOM is required to make monthly deposits of US$6.3 million into an escrow account for the purpose of funding the foregoing amounts and certain indebtedness of Dayamitra. See “— Overview — Changes in TELKOM’s Business — Acquisition of 90.32% Interest in Dayamitra and Tomen Option” and Note 6 to the consolidated financial statements.

      TELKOM has also unconditionally guaranteed Dayamitra’s outstanding indebtedness to its former shareholders and the J-Exim Bank in proportion to TELKOM’s shareholding in Dayamitra. See “— Recently Incurred Indebtedness — Dayamitra’s Indebtedness”.

     Pramindo

      At December 31, 2002, TELKOM owed the following amounts to the former shareholders of Pramindo.

•	US$136.6 million (Rp.1,224.3 billion), representing the unpaid portion of the purchase price for France Cable et Radio;

•	US$119.6 million (Rp.1,071.3 billion), representing the unpaid portion of the purchase price for Astratel;

•	US$44.4 million (Rp.397.9 billion), representing the unpaid portion of the purchase price for Indosat;

•	US$27.3 million (Rp.244.9 billion), representing the unpaid portion of the purchase price for Marubeni;

•	US$10.2 million (Rp.91.8 billion), representing the unpaid portion of the purchase price for IFC USA; and

•	US$3.4 million (Rp.30.6 billion), representing the unpaid portion of the purchase price for NMP Singapore.

     AriaWest

      Subsequent to December 31, 2002, TELKOM acquired all the shares of AriaWest. As a result of the acquisition, TELKOM owes the former shareholders of AriaWest US$109.1 million, which will be repaid in ten semi-annual instalments from July 31, 2004 through January 31, 2009. In addition, TELKOM owes AriaWest’s former lenders US$196.97 million, which is being repaid in installments starting December 31, 2003 through June 30, 2007, with interest payable at six month LIBOR plus 3.5%.

     Sumatera backbone network

      On April 10, 2002, TELKOM entered into four term loan facilities to finance the construction of the Sumatera high performance backbone network. These four facilities are entered into with (i) Bank Central Asia, for Rp.173 billion; (ii) Citibank, N.A., for US$6,950,000; (iii) Citibank International plc as agent for certain lenders to a syndicated loan, for US$23,400,000 (supported by an export credit guarantee of Hermes Kreditversicherungs AG); and (iv) Citibank International plc as agent for certain lenders to a syndicated loan, for US$21,000,000 (supported by an export credit guarantee of Instituto per I Servizi Assicurativi del Commercio Estero). As of December 31, 2002, all of these facilities (with the exception of the US$21,000,000 Citibank facility) have been fully or partially utilized.

     Junction Regional Division V Project

      On June 21, 2002, TELKOM entered into a loan agreement with a consortium of banks providing up to Rp.400 billion in financing for the junction project in Regional Division V. The original loan was to be repaid in 14 quarterly installments starting from April 2004. The loan agreement was amended on April 4, 2003 to reduce the facility amount to Rp.150 billion and provide for repayments to be made in 14 quarterly installments starting on May 21, 2004. As of December 31, 2002, the facility has not been drawn down.

     Telkomsel’s Indebtedness

      In April 2002, Telekomunikasi Selular Finance Limited (“TSFL”), Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (“Notes”). The notes are guaranteed by Telkomsel and bear interest at 9.75% per annum, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007.

      On July 12, 2002, Telkomsel entered into a Letter of Credit and Trust Receipt Loan Agreement with Citibank NA providing a total facility of US$40 million to issue letters of credit in connection with the procurement contracts with three strategic partners and a strategic supplier. The outstanding amounts (once the letters of credit are drawn upon the bank) bear interest at a rate equal to the bank’s cost of funds plus 2.5% per annum. The facility matured on July 12, 2003. As of December 31, 2002, Telkomsel has utilized US$31.1 million from the letter of credit facility. Up to December 31, 2002, total loans drawn from the facility amounted to US$5.3 million. The balance of the loan as of December 31, 2002 was US$4.4 million (Rp.39.2 billion).

      On July 19, 2002, Telkomsel entered into a Letter of Credit Agreement with Standard Chartered Bank, Jakarta. The agreement required Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC.

      On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank which includes import facilities (US$25 million), local LC facility (Rp.100 billion), Bank Guarantee (US$25 million), and other foreign exchange facilities. Outstanding amounts (once the letters of credit are drawn upon the bank) bear interest at a rate equal to SIBOR plus 2.5% per annum for US Dollar amounts and of the indicative three-month SBI plus 2.0% per annum for Indonesia Rupiah amounts. As of December 31, 2002, Telkomsel has utilized US$3.6 million from the letter of credit facility.

     Hermes Export Facility

      On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as Arranger and Agent) providing a total facility of Euro76.2 million divided into several tranches. The interest rate on the facility is the aggregate of 3 months EURIBOR plus 0.75%. Interest is paid semi-annually starting on the date amounts are drawn. As of December 31, 2002, the facility has not been drawn down.

     EKN-Backed Facility

      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into an EKN-Backed Facility Agreement with Citibank International plc (as Arranger and Agent) providing a total facility of US$70.5 million divided into several tranches. The interest rate on the facility is fixed at 4.27% per annum. Interest is paid semi-annually starting on the date amounts is drawn. As of December 31, 2002, the facility has not been drawn down.

Dayamitra’s Indebtedness

      As of December 31, 2002, Dayamitra had the following significant indebtedness outstanding:

•	US$10.7 million (Rp.95.5 billion), representing a bridging loan payable by Dayamitra to Cable and Wireless Plc. The bridging facility is repayable in ten semi-annual instalments from 2000 through 2005. Aggregate scheduled annual repayments of principal under the loans in 2003, 2004 and 2005 are US$4.7 million, US$5.9 million, and US$0.06 million, respectively. This loan is secured by an assignment of KSO revenues and bank accounts, fiduciary transfer of Dayamitra’s movable assets, assignment of Tomen construction contract, assignment of proceeds of early termination of the KSO license by TELKOM and assignment of insurance proceeds. The loan bears interest at LIBOR plus 4% per annum.

•	US$37.8 million (Rp.338.7 billion), representing supplier’s loan payable by Dayamitra to Cable and Wireless Plc. and Tomen. The supplier’s credit loans are repayable in ten semi-annual installments commencing December 15, 2000. Aggregate scheduled annual repayments of principal under the loans in 2003, 2004 and 2005 are US$18.2 million, US$19.5 million and US$0.08 million, respectively. This loan is secured proportionally with collateral for bridging loan facility Cable & Wireless Plc. The loan bears interest at LIBOR plus 4.5% per annum.

•	US$7.0 million (Rp.62.7 billion), representing a long-term bank loan payable by Dayamitra to the Export-Import Bank of Japan. The J-Exim loan is repayable in five semi-annual instalments from March 25, 2001. TELKOM has unconditionally guaranteed this loan in proportion to TELKOM’s shareholding in Dayamitra. The loan bears interest at LIBOR plus 1% per annum.

Capital Expenditures

      At December 31, 2002, TELKOM (unconsolidated) incurred capital expenditures of Rp.2,078.3 billion (US$232.2 million), which was slightly less than the Rp.2,190.6 billion originally budgeted in its capital expenditure plan. In addition, Telkomsel incurred capital expenditures of Rp.4,531.0 billion (US$506.3 million) for network infrastructure and other investments and TELKOM’s other subsidiaries incurred capital expenditures of Rp.179.3 billion (US$20.0 million).

      TELKOM groups its capital expenditures into the following categories for planning purposes:

•	Infrastructure, which consists of the transmission network, access network (including fixed wireless networks), data backbone and fixed line network backbone infrastructure;

•	Phone, which is essentially fixed line;

•	Mobile, which consists of GSM and analog mobile wireless telephone services, and is presently conducted principally through Telkomsel;

•	Multimedia, which consists of cable and satellite direct to home (DTH) television, Internet access, VoIP services, data services and B2B commerce; and

•	Service-Net, which consists of various commercial services intended to increase traffic on TELKOM’s network, including interconnection, internet network and third party call centers.

      The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Year ended December 31,

	2000(1)	2001(1)	2002(1)	2003(2)	2004(2)

	(Rp. in billion)
TELKOM:
Infrastructure:
Transmission Network and Backbone(3)	161.2	78.2	337.1	1,360.1	1,653.4
Access Network	1,004.6	661.0	862.9	2,044.0	2,517.4
Subtotal Infrastructure	1,165.8	739.2	1,200.0	3,404.1	4,170.8
Commercial Services:
Phone(4)	528.0	285.5	523.6	222.1	305.6
Mobile Cellular(5)	—	263.90	—	—	—
Multimedia(6)	99.0	113.7	154.7	103.6	197.4
Services-Net	107.4	275.6	59.8	153.9	32.2
Subtotal Commercial Services	734.4	938.7	738.1	479.6	535.2
Supporting Services	203.1	196.3	140.2	195.9	313.8
Subtotal TELKOM	2,103.3	1,874.2	2,078.3	4,079.6	5,019.8
Long Term Investment	—	12,614.6	3,752.1	5,175.0	3,906.0
Subtotal for TELKOM (unconsolidated)	2,103.3	14,488.8	5,830.4	9,254.6	8,925.8

TELKOM’s Subsidiaries:
Telkomsel(7)	—	2,964.0	4,531.0	4,860.0	5,000.0
Dayamitra(8)(9)	—	30.2	40.6	32.0	72.5

Infomedia Nusantara			25.9	35.0	—

Pramindo Ikat Nusantara			109.4	21.9	19.3

Indonusa Telemedia			2.6	18.0	—

Graha Sarana Duta			0.8	6.5	24.0

PT Pro Infokom Indonesia					9.0

PT Metra (Holding)					53.2

Subtotal for subsidiaries	2,103.3	2,994.2	4,710.3	4,973.4	5,178.0
Total for Telkom (consolidated)	2,103.3	17,483.0	10,540.7	14,228.0	14,103.8

(1)	Amounts for 2000, 2001 and 2002 are actual capital expenditures.
(2)	Amounts for 2003 and 2004 are planned capital expenditures included in TELKOM’s budgets for the years 2003 and 2004, respectively. Amounts for 2003 exclude an amount of Rp.313.7 billion required for TELKOM-2 Satellite.
(3)	Consists of data backbone and fixed-line network backbone
(4)	Consists of capital expenditures by TELKOM and subsidiaries other than Dayamitra and Pramindo.
(5)	Consists of capital expenditures by TELKOM and subsidiaries other than Telkomsel. TELKOM’s investment in its GSM mobile cellular business has been entirely through Telkomsel since April 3, 2002.
(6)	Consists of VoIP and internet services.
(7)	Consists of capital expenditures by Telkomsel. Amounts not shown for years prior to Telkomsel becoming a consolidated subsidiary of TELKOM in 2001.
(8)	Consists of capital expenditures by Dayamitra. Amounts not shown for years prior to Dayamitra becoming a consolidated subsidiary of TELKOM in 2001.
(9)	Amount for 2003 and 2004 is subject to upward or downward adjustment.

     Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM’s ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of an innovative approach to revenue sharing, which TELKOM refers to as “pay as you grow”. See “Item 3D. Risk Factors — Capital Expenditure Risk, “Capital Expenditures — Financing” and Business Overview — Business Strategy — Efficient Use of Capital and Liquidity through New Term of Payment Alternatives with Lower Risk”.

     Planned Investments in 2003

      In 2003, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.

     Planned Investments in Infrastructure

      TELKOM’s planned capital investments in infrastructure in 2003 total Rp.3,404.1 billion, allocated as follows:

•	Rp.1,360.1 billion for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network in the cities of Jakarta and Surabaya, a backbone/long haul transmission network on the island of Sumatera and an additional ground satellite segment in Jakarta; and

•	Rp.2,044.0 billion for capital investments in access infrastructure, which are expected to include investments in fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks.

      For a more complete discussion of TELKOM’s planned infrastructure investments, see “Item 4D. Business Overview — Network Development”.

     Planned Investments in Commercial Services

      In 2003, TELKOM also plans to spend Rp.479.6 billion for capital investments in commercial services, allocated as follows:

•	Rp.222.1 billion for capital investments in Phone-Net, which include additional capacity, service enhancements and upgrades, including to its value added services and software and mechanical and electrical systems;

•	Rp.8.4 billion for capital investments in View-Net, or cable television, which include a hybrid fiber/ coax (HFC) system and cable television (CATV) system;

•	Rp.95.2 billion for capital investments in Internet, which include increases in the number of VoIP access points, Internet multiplexing (IMUX) systems for Internet and data access and Internet value added services such as B2B e-commerce; and

•	Rp.153.9 billion for capital investments in Services-net and customer care, including the establishment of call center facilities, billing systems, and TELKOM’s business enterprise project, which are catered for TELKOM’s largest corporate clients, as well as better network management and management information systems.

     Planned Investments in Supporting Services

      TELKOM plans to spend Rp.195.9 billion in 2003 for capital investments in supporting services, including research and development, building facilities and office facilities.

     Financing

      In common with many Indonesian state-owned enterprises, TELKOM has historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, TELKOM has funded its capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. On July 16, 2002, TELKOM issued a fixed rate IDR Bond in the amount of Rp.1,000 billion with tenor of five years with fixed interest rate of 17% per annum. TELKOM is presently in the process of exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.

     Two-Step Loans

      Since 1982, TELKOM has entered into a series of two-step loans in which the Government borrows money from supranational lenders and foreign export credit agencies for on-lending to TELKOM to fund investment in property, plant and equipment. TELKOM obtained its last two-step loan in 1994, and, as a public company, is no longer eligible to obtain Government-assisted financing of this type. See “— Liquidity and Capital Resources — Long-Term Indebtedness — Two-Step Loans”.

     Revenue Sharing

      Until recently, TELKOM made use of revenue sharing arrangements to develop fixed line networks in heavily populated urban areas of Indonesia, public card-phone booths and its analog mobile cellular networks. Under revenue sharing arrangements, investors finance the costs incurred in procuring and installing equipment, while TELKOM manages and operates the equipment after installation. Investors legally retain rights to the equipment during the revenue-sharing period but transfer ownership to TELKOM at the end of the revenue-sharing period. See “Item 4B. Business Overview — Revenue Sharing Arrangements and Joint Ventures”.

      TELKOM did not fund any capital investments (other than capital investments in fixed line telephone services) through revenue sharing arrangements in 1999, 2000 or 2001, and does not intend to do so in the future, except in the context of its efforts to promote the “pay as you grow” program to fund capital investments. See “Pay as You Grow” below. TELKOM intends to replace the revenue sharing arrangements with new partnership schemes on more favorable terms.

     Direct Borrowing

      Beginning in 2002, TELKOM intends to fund a significant portion of its capital expenditures through vendor-procured and other direct borrowing from banks and other lenders, including the capital markets. On February 25, 2002, TELKOM borrowed US$4.0 million and Rp.90.0 billion from a consortium of Indonesian banks to finance the development of an Internet protocol backbone. TELKOM had never previously borrowed directly from a commercial bank to finance capital expenditures. As of December 31, 2002, the outstanding amount under these facilities are US$3.3 million and Rp.60.4 billion. On April 10, 2002, TELKOM borrowed US$30.4 million and Rp.173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone in Sumatera. As of December 31, 2002, the outstanding amount under these facilities are US$7.7 million and Rp.25.9 billion. On June 21, 2002, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acting as facility agent with loan facility amounting to Rp.150 billion to fund the development of regional junction Regional Division V project. A substantial portion of these loans were supported by export credit agency guarantees procured by the equipment vendors for the project. Prior to this transaction, TELKOM had not previously borrowed with the support of export credit agency guarantees, except in the two-step loans extended through the Government.

     Pay as You Grow

      The Pay as You Grow program involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid upfront (typically 25%) and the balance will be paid once the lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetable for procurement. TELKOM expects that only a relatively small number of equipment suppliers will be invited to participate in pay as you grow programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs. See: “Item 4B. Business Overview — Business Strategy — Efficient Use of Capital Liquidity through New Term of Payment Alternatives with Lower Risk”.

     IDR Bond Issuance

      See: “Item 5 B Liquidity and Capital Resources — Long-term Indebtedness‘

Critical Accounting Policies, Estimates and Judgments

      The preparation of TELKOM’s consolidated financial statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires TELKOM to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the years reported. Management continually evaluates its estimates and judgments including those related to useful lives of plant and equipment, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to the consolidated financial statements. Actual results could differ from those estimates under different assumptions and conditions. TELKOM believes that of our significant accounting policies, the following may involve a higher degree of judgement or complexity or are areas where assumptions and estimates are particularly critical to the financial statements:

     Consolidation/ Equity method

      The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. Subsidiaries acquired are consolidated from the time the Company obtains control of such subsidiaries.

      In the case of Pramindo, we have evaluated the scope and terms of this investment and have concluded that we have the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though we owned 100% of the shares. The factors that we considered include, among others, the fact that the purchase price is fixed, our ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, our ability to appoint all of the board members and management and our consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, our issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the remaining 70 percent of shares not yet transferred to the Company’s escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid.

      In addition to its operating subsidiaries, TELKOM has a number of investments in other associated companies. Such investments were intended to give TELKOM the ability to influence the business activities, such as the choices of technologies, of these associated companies. TELKOM’s general policy is to invest in companies that are associated with the following business sectors: fixed line telecommunications, cellular, television, internet and shared services. In the majority of cases, our investments are in the range between 20 and 50 per cent of the equity interest of the investees such that they provide us with the ability to significantly influence the operating and financial policies of such investees.

      We reflect our influence with these investee affiliates by accounting for our interests in them using the equity method of accounting which prescribes that TELKOM record its share of the earnings and losses of such investees. The carrying amount of the investments is written down to recognize any permanent decline in the value of individual investments. Any such write down is charged directly to current operations.

      Investments in shares of stock with ownership interest of less than 20% that do not have readily determinable fair values and are not intended for long-term investments are stated at cost. The carrying amount of the investments is written down to recognize any more than temporary declines in the value of the individual investments. Any such write down is charged directly to current operations.

      TELKOM periodically reviews each of its affiliate investee relationships to determine its amount of share ownership in its associated companies. TELKOM’s policy is to make its investment decision based on the performance and business prospects of the relevant associated company.

     Revenue Recognition

      Revenues arising from fixed line voice transmission services, data communications facility services, leased circuit services, and other transmission services are recognized at the time we provide these services to customers.

      We recognize revenue from fixed line installation services at the time the installations are placed in service.

      Revenues from cellular service connections (connection fee) are recognized as income at the time the connection takes place, while those from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, which include a Subscriber Identification Module (“SIM”) card and pulse reload voucher, are recognized as follows:

•	Sales of starter packs are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers, and

•	Sales of pulse reload vouchers are recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

      Other operating revenues such as revenue from network interconnection with other domestic and international telecommunication carriers are recognized as incurred and are presented on a net basis.

      We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are regulated and may be subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.

      Revenue earned under revenue-sharing arrangements is recognized on the basis of TELKOM’s share as provided in the agreement.

      TELKOM’s share of distributable KSO revenue (revenue earned under Joint Operation Schemes) includes amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”). The unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period. MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement. The Company’s share of distributable KSO revenues is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

     Allowances for Doubtful Accounts

      TELKOM provides services to certain of its customers on credit terms. We maintain allowances for doubtful accounts for estimated losses based on our expected level of recoverability of accounts receivable, the aging of the accounts receivable balances and a review of status of individual receivables account.

     Estimated Useful Lives of Property, Plant and Equipment — Direct Acquisitions

      TELKOM estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. When the book value of long-lived assets exceeds the recoverable value of the asset due to technological changes, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. TELKOM reviews these types of assets for impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgement. In assessing impairments, TELKOM uses discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation and may be subject to retrospective adjustment. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.

     Acquisitions and Business Divestitures

      The cross-ownership transactions with Indosat, and a portion of the Pramindo acquisition representing Indosat’s interest in Pramindo, have been accounted for as a reorganization of entities under common control because TELKOM and Indosat (at the dates of the relevant transactions) were both controlled by the Government. These transactions have been recorded at historical cost in a manner similar to that in pooling of interests accounting.

      The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, has been charged to equity as “Difference in value of restructuring transactions between entities under common control”.

      The acquisition of a subsidiary from a third party is accounted for using the purchase method. The excess of the acquisition cost over TELKOM’s interest in the fair value of identifiable assets and liabilities acquired is recorded as goodwill and amortized using the straight-line method over a period generally not expected to be more than five years.

     Pension and Post-retirement Benefits

      We have a commitment, mainly through TELKOM’s pension fund, to pay pension and other post-retirement benefits to our employees and former employees who are generally more than 55 years of age. The cost of these benefits and the present value of our pension and other post-retirement liabilities depend on a number of factors which we determine on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plans assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic cost (income) recorded for pension and post-retirement benefits.

      TELKOM uses long-term historical actual return information and estimated future long-term investment return information by reference to external sources to develop its expected rate of return on plan assets.

      At the end of each year, TELKOM determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. In determining the appropriate discount rate we considered the current yields on high quality corporate fixed-income investments. We were not able to identify suitable investments in Indonesia with a corresponding maturity to the expected duration of the benefit obligations so we have used a number of sources to extrapolate to match the timing of maturity. These sources include current and historical relationships between government bond yields and inflation and the current yields available on high quality Indonesian debt securities. At December 31, 2002, TELKOM’s discount rate was 13.0 percent.

      The expected rate of medical cost has been determined by comparing the historical relationship of our actual medical cost increases with the rate of general inflation in the Indonesian economy. Past experience has shown that our actual medical costs have on average increased by a factor of 1.5 times the general rate of inflation. We have decreased our projected medical cost inflation from 16 percent at December 31, 2001 to 14 percent at December 31, 2002 to reflect the decrease in our medical cost trend experience which is in line with reducing general inflationary trends in Indonesia.

      Other assumptions include life expectancy of the members, the rate of increase in compensation levels and the average remaining years of service.

      Early retirement benefits are recognized at the time TELKOM makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. TELKOM is demonstrably committed to a termination when, and only when, TELKOM has a detailed formal plan for the early retirement and such plan is without realistic possibility of withdrawal.

     Income Taxes

      The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized or the tax asset will crystallize in future periods.

      Under Indonesian tax regulations, a dividend distributed by a company to a corporate shareholder is currently subject to a zero percent tax rate whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold our investments in our affiliated companies and the tax rate applicable to dividend distributions continues to be zero per cent, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.

      A change in our intention to hold an investment or other facts and circumstances may lead TELKOM to determine that we no longer expect to realise our interest in the undistributed earnings of the particular affiliated company in a manner which enables us to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require us to recognise a deferred tax liability with a commensurate charge to our income statement.

      Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. If enacted tax rates changed, TELKOM would adjust its deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted (or substantively enacted) tax rate expected to be in effect when the deferred tax items reverse.

     Legal Contingencies

      We are currently involved in certain legal proceedings and have accrued amounts that represent our estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. Whilst we believe that our current accruals are adequate, a future event or change in the facts and circumstances may require us to make additional accruals which would be charged to our income statement in the future.

      In addition, we may face SEC enforcement action and other legal liability in connection with our failure to timely file a compliant Annual Report on Form 20-F for 2002 by the June 30, 2003 filing deadline. See “Item 3-Risk Factors — TELKOM is filing this amended annual report late and may face an SEC enforcement action, or other legal liability or adverse consequences.”

C.     Research and Development and Intellectual Property

      TELKOM makes investments to improve its product and service offerings. Such expenditure amounted to approximately Rp.17.9 billion in 2000, Rp.3.1 billion in 2001 and Rp.11.2 billion (US$1.3 million) in 2002.

      TELKOM is in the process of registering a number of patents for technologies relating to, among others, cellular phones and network, PSTN, switching systems and related administration systems. It has also registered or is in the process of registering its trade and service marks in Indonesia.

D.     Trend information

      A number of developments have had and may have in the future a material impact on TELKOM’s results of operations, financial condition and capital expenditures. These developments include:

•	ongoing consequences related to TELKOM’s failure to file a compliant Form 20-F for 2002 by June 30, 2003, as described under “Explanatory Note” and Item 3-Risk Factors;”

•	upgrading of the network with soft switching technology;

•	increasing relative contribution of Telkomsel to our consolidated revenues;

•	higher domestic fixed line tariffs beginning in 2002 and ability of Government to implement additional planned tariff increases;

•	implementation of TELKOM’s early retirement program;

•	ongoing issues with KSO Investors;

•	acquisition of control in Pramindo; and

•	acquisition of AriaWest and settlement of AriaWest arbitration; and

      See “Item 5A. Operating Results”.

E.     Off-Balance Sheet Arrangements

      During 2002, TELKOM entered into two derivative facility agreements with the intention to hedge its foreign currency liabilities. These agreements were made with Bank Mandiri and HSBC to cover TELKOM’s foreign exchange liabilities for US$120 million and US$1 million, respectively. The Bank Mandiri agreement will expire on April 4, 2004 while the HSBC agreement will expire on August 31, 2004.

      TELKOM is party to a number of operating leases, all of which are cancelable on less than one month’s notice at the option of TELKOM. These operating leases relate principally to vehicles and computers. TELKOM does not believe these operating leases are material to its business.

      TELKOM has entered into a partnership agreement with Motorola, Inc., Ericsson Radio A.B., Siemens Aktiengesellschaft (AG) and Nokia Oyj whereby TELKOM is obligated to purchase certain cellular equipment and services. In addition, TELKOM has entered into agreements pursuant to which TELKOM is committed to pay for services relating to the launch of the TELKOM-2 Satellite and the construction of a PSTN network for each of Regional Division II and V. For more details relating to these agreements, please see Item 10. Additional Information — C. Material Contracts”.

      Except as disclosed above, TELKOM does not have off-balance sheet arrangements that are material.

F.     Tabular Disclosure of On-balance Sheet Obligations

      The following summarizes TELKOM’s on-balance sheet obligations at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payment Due by Period (Rp. in billion)

		Less than			After
On-balance Sheet Obligation	Total	1 Year	1-3 years	3-5 years	5 years

Two-step loan(1)	8,570.1	836.1	1,727.8	1,413.1	4,593.1
Guaranteed notes(2)	1,337.5	—	—	1,337.5	—
Bonds(2)	976.0	—	—	976.0	—
Liability for acquisition of a subsidiary(3)	3,004.9	1,385.9	1,619.0	—	—
Suppliers’ credit loans(4)	338.7	163.1	174.9	0.7	—
Long-term bank loan(2)	247.5	162.1	71.6	13.8	—
Bridging loans(5)	95.5	42.1	52.9	0.5	—
Short-term bank loan	39.2	39.2	—	—	—
Project cost payable	15.5	—	—	—	15.5
Others	10.2	0.9	0.1	—	9.2

Total	14,635.1	2,629.4	3,646.3	3,741.6	4,617.8

(1)	Relates to a series of two-step loans from the Government. See “— Liquidity and Capital Resources — Long-Term Indebtedness — Two-Step Loans” and Note 24 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(2)	See Note 28 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(3)	Includes capitalized interest of liabilities incurred in the acquisition of 90.32% equity interest in Dayamitra and 30% equity interest in Pramindo. See “— Overview — Changes in TELKOM’s Business — Acquisition Indebtedness and Option Purchase Price — Dayamitra “ and Notes 6 and 27 to the consolidated financial statements included elsewhere in this Annual Report.
(4)	Relates to supplier and credit loans of Dayamitra guaranteed by TELKOM. See “— Liquidity and Capital Resources — Long-Term Indebtedness — Dayamitra’s Indebtedness” and Note 25 to the Consolidated Financial Statements included elsewhere in this Annual Report.
(5)	Relates to a bridging facility of Dayamitra guaranteed by TELKOM. See “— Liquidity and Capital Resources — Long-Term Indebtedness — Dayamitra’s Indebtedness” and Note 26 to the Consolidated Financial Statements included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

      In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by the Board of Directors, whose members are comprised of the top executives of the Company, comparable to the chief executive officer, chief financial officer and other such officers of corporations incorporated under the laws of the States of the United States.

Board of Commissioners

      TELKOM’s Articles of Association (the “Articles”), referring to the Indonesian Company Law, states that the principal statutory duties of the Board of Commissioners are to supervise the policies of the Board of Directors in the operation and management of the Company and to give advice to the Board of Directors. In carrying out its supervisory activities, the Board of Commissioners is accountable to the stockholders of the Company.

      The Board of Commissioners, which supervises the management of TELKOM and the implementation of TELKOM business plan by the Board of Directors, does not have day-to-day management functions or authority, except in limited circumstances where all members of the Board of Directors have been suspended for any reason.

      The current Board of Commissioners of TELKOM consists of five members, two of whom are independent commissioners.

      Pursuant to the Articles, each Commissioner is appointed for a term commencing from the date of the appointment by the general meeting of stockholders until the closing of the third annual general meeting of stockholders following the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Commissioner at any time before his or her term of office expires. If the position of a Commissioner becomes vacant for any reason, the Articles further provide that within 60 days of the occurrence of such vacancy, an announcement that there will be notice for a general meeting of stockholders must be made to nominate a successor.

      Pursuant to the Articles, meetings of the Board of Commissioners are presided over by the President Commissioner. If the President Commissioner is absent, another member of the Board of Commissioners chosen from the Commissioners present presides over the meeting.

      Meetings of the Board of Commissioners must be held at least once every three months and at any other time (i) upon request of the President Commissioner, (ii) upon request of one-third of the members of the Board of Commissioners, (iii) upon written request of the Board of Directors, or (iv) upon request of a shareholder or a group of stockholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The quorum for all Board of Commissioners meetings is more than one-half of the total number of the Commissioners then represented in person or by proxy granted to one of the other Commissioners of TELKOM at such meeting.

      Resolutions of a meeting of the Board of Commissioners shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of Commissioners present or represented at the meeting. In the event of a tie, the proposed resolution shall be deemed to have been rejected.

      The current members of the Board of Commissioners of the Company are as follows:

	Age as of
Name	January 1, 2004	Title	Since

Bacelius Ruru	56	President Commissioner	April 7, 2000
P. Sartono	59	Independent Commissioner	June 21, 2002
Arif Arryman	48	Independent Commissioner	June 21, 2002
Agus Haryanto	52	Commissioner	June 21, 2002
Djamhari Sirat	58	Commissioner	June 21, 2002

     Bacelius Ruru

      Mr. Ruru has been President Commissioner of TELKOM since April 7, 2000. In addition, he has served as Chairman of the Jakarta Initiative Task Force since 2000. Prior to that time, Mr. Ruru served in various positions with the Ministry of Finance from 1973 to 2000. Mr. Ruru graduated with a degree in law from the University of Indonesia and with an LLM degree from Harvard Law School. Mr. Ruru is the Secretary to the Minister for State Owned Enterprise and was previously, the President Commissioner of the Jakarta Stock Exchange and the Head of the Jakarta Initiative Task Force.

     P. Sartono

      Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, he currently serves as the Senior Adviser of the Board of Commissioners of PT Telekomindo Primabhakti and as a Commissioner of PT Excelcomindo. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including as Corporate Secretary from 1991 to 1995, until his retirement in 2000. During his tenure at TELKOM, he also held various positions at Directorate General of Post and Communications from 1972 to 1985 and served as President Director of PT Telekomindo Primabhakti. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) from IPWI Jakarta, and Master of Law from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.

     Arif Arryman

      Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition he served as Independent Commissioner of PT Bank BNI since 2001. Previously, he served as an advisor to the Coordinating Minister for Economy and a member of the assistance team to the Ministry of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology, a Master degree in Engineering from Asia Institute of Technology, Bangkok, Diploma d’Etude Approfondie from University Paris-IX Dauphine France, and a Ph.D degree in Economics from University of Paris-IX Dauphine France.

     Agus Haryanto

      Mr. Haryanto has been a Commissioner of TELKOM since June 21, 2002. In addition, he has served as the Secretary General of the Ministry of Finance since 2002. Previously, Mr. Haryanto served in various positions in the Department of Finance. Mr. Haryanto graduated with a degree in Law from University of Indonesia, an MA and Phd degree in Economics from University of Colorado, USA.

     Djamhari Sirat

      Mr. Sirat has been a Commissioner of TELKOM since June 21, 2002. In addition, he currently serves as the Director General of Post and Telecommunications. Previously, Mr. Sirat served in various positions in the Department of Tourism, Post and Telecommunications. Mr. Sirat graduated with a degree in Electrical Engineering from University of Indonesia, an MSc and Phd degree from University of Manchester, England.

Board of Commissioners’ Committees

      The Board of Commissioners has currently four standing committees: the Audit Committee; the Nomination and Remuneration Committee; the Review and Planning Committee; and the Oversight Committee. An Independent Commissioner chairs all of the committees, while the committees’ other members consist entirely of external and persons not affiliated with TELKOM and its Board of Commissioners and Board of Directors.

      The Audit Committee of the Board of Commissioners is currently composed of four members, Mr. Arif Arryman, an Independent Commissioner and the Chairman; Mr. Mohammad Ghazali Latief; Mr. Salam and Mr. Dodi Syaripudin. All of the members of the Audit Committee (except for Mr. Arif Arryman) are independent external members. Mr. Latief is an accounting and finance expert. An Audit Committee Charter (the “Charter”) that has been adopted by the Board of Commissioners and Board of Directors governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specify that the committee is responsible for:

•	overseeing the Company’s financial reporting process on behalf of the Board of Commissioners. As part of its responsibilities, the committee will recommend to the Board of Commissioners, subject to shareholder approval, the selection of the TELKOM’s external auditor;

•	discussing with the internal auditors and the external auditor the overall scope and specific plans for their respective audits. The committee will also discuss TELKOM’s consolidated financial statements and the adequacy of TELKOM’s internal controls;

•	meeting regularly with TELKOM’s internal auditors and external auditor, without management present, to discuss the results of their examinations, their evaluation of TELKOM’s internal controls, and the overall quality of TELKOM’s financial reporting; and

•	carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters.

      The Nomination and Compensation Committee of the Board of Commissioners was established on September 19, 2002. Currently the committee is composed of four (4) members. Mr P. Sartono, an Independent Commissioner is the chairman; Mr. Budi W. Soetjipto, Mr. Ferdinand T Siagian and Mrs. Wustari H. Mangunwidjaja are the other independent members. The independent members are human resource and compensation system experts contracted for a limited period. Based on the Board of Commissioner decree, the Nomination and Compensation Committee’s main task and responsibility include the following:

•	formulating selection criteria and nomination procedure for Commissioners and Directors; and

•	formulating a compensation system for Commissioners and Directors.

      The Commissioners’ business address is 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.

      The Oversight Committee was established on July 25, 2003. Currently, the committee is composed of four members, who are Mr. Bacelius Ruru; Mr. P. Sartono; Mr. Salam and Mr. Dodi Syaripudin. Mr. Ruru is the Chairman of this committee and the Board of Commissioners. Mr. P. Sartono is an independent Commissioner, while Mr. Salam and Mr. Syaripudin are both independent external members. The Oversight Committee was formed at the request of TELKOM’s independent auditor, PwC, to monitor and oversee the audit of TELKOM’s consolidated financial statements for 2002 following PwC’s appointment. The Oversight Committee’s responsibilities are additional to, and not in substitution for, those of the Audit Committee. The Oversight Committee is expected to be dissolved when the 2002 consolidated financial statements are finalized.

      The Review and Planning Committee was established on August 1, 2003. There are six members on this committee, consisting of Mr. Arif Arryman (the Chairman), Mr. P. Sartono, Mr. Wisnu Marantika, Mr. Kindy Syahrir, Mr. Adam Wirahadi and Mr. Arman Soeriasoemantri. The objective of this committee is to review the company’s long-term plans, as well as business budget plans, following which recommendations would be made by this committee to the Board of Directors. The committee is also responsible for supervising the implementation of the business plans of the company.

Board of Directors

      The Board of Directors consists of one President Director and four Directors. Directors are elected and dismissed by stockholders’ resolutions at a general meeting of stockholders, which meeting must be attended by the holder of the Dwiwarna Share and which resolution must be approved by the holder of the Dwiwarna Share. Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders from candidates nominated by the holder of the Series A Dwiwarna Share until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires.

      The principal functions of the Board of Directors are to lead and manage TELKOM and to control and manage TELKOM’s assets. The Board of Directors is responsible for the day-to-day management of TELKOM under the supervision of the Board of Commissioners. The Articles provide that the Board of Directors shall consist of at least two Directors, one of whom shall be the President Director.

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

      The Articles provide that meetings of the Board of Directors may be held whenever considered necessary upon the request of (i) the President Director, (ii) at least one-third of the members of the Board of Directors, (iii) the Board of Commissioners, or (iv) any shareholder or a group of stockholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The Articles further provide that the quorum for all Directors’ meetings is more than one-half of the members of the Board of Directors present or represented in person or by proxy granted to another Director of TELKOM in such meeting. At Directors’ meetings, each Director shall have one vote and one additional vote for each other Director he represents as proxy.

      Resolutions of a meeting of the Board of Directors shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of Directors present or represented at the meeting. In the event of a tie, the matter shall be determined by the Chairman of the meeting.

      The current members of the Board of Directors are as follows:

	Age as of
Name	January 1, 2004	Title	Since

Kristiono	50	President Director	June 21, 2002
Agus Utoyo	51	Director of Human Resources and Support Business	June 21, 2002
Guntur Siregar	53	Director of Finance	June 21, 2002
Garuda Sugardo	54	Director of Telecommunications Service Business	June 21, 2002
Suryatin Setiawan	49	Director of Telecommunications Network Business	June 21, 2002

     Kristiono

      Mr. Kristiono has been the President Director of TELKOM since June 21, 2002. He joined TELKOM in 1978 and has held several positions in various departments. He previously served as Director of Technology and Planning of TELKOM and Head of Regional Division V Surabaya. Mr. Kristiono graduated with a degree in Electrical Engineering from Surabaya Institute of Technology.

     Agus Utoyo

      Mr. Utoyo has been the Director of Human Resources and Support Business of TELKOM since June 21, 2002. Since 1975 he has held various positions in TELKOM. Mr. Utoyo holds a degree in Electrical Engineering from the University of Indonesia. Mr. Utoyo was previously the General Manager of Regional Division I (Sumatera) and the Head of TELKOM’s organizational restructuring project.

     Guntur Siregar

      Mr. Siregar has been the Director of Finance of TELKOM since June 21, 2002. From 2000-2002, he served in as Director of Commerce of PT Indosat and from 1996-2000 as TELKOM’s General Manager of Regional Division II (Jakarta). Mr. Siregar holds a degree in Electrical Engineering from Bandung Institute of Technology.

     Garuda Sugardo

      Mr. Sugardo has been the Director of Telecommunications Service Business of TELKOM since June 21, 2002. Previously, he served in as Director of Operation and Technical of PT Indosat as well as a number of positions at TELKOM from 1977 to 2000. Mr. Sugardo holds a degree in Electrical Engineering from University of Indonesia.

     Suryatin Setiawan

      Mr. Setiawan has been the Director of Telecommunications Network Business of TELKOM since June 21, 2002. Previously, he served as head of TELKOM’s Research and Technology Division from 1995 to 2000. In addition, Mr. Setiawan previously served as the President Commissioner for Telkomsel. Mr. Setiawan graduated with a degree in Electrical Engineering from Bandung Institute of Technology.

      None of the Directors has a service contract with the Company nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners is related to one another.

B.     Compensation

      Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an MoF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2002, the aggregate compensation paid by TELKOM and its consolidated subsidiaries to all of their Commissioners and Directors was Rp.43.8 billion (US$4.9 million), while the amount paid by TELKOM (unconsolidated) to all its Commissioners and Directors was approximately Rp.16.4 billion (US$1.8 million), in each case including bonuses and the cost of benefits provided to Directors, such as housing facilities.

C.     Board practices

      Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the Board of Directors, so long as the position remains vacant, one of the other directors will be nominated by the Board of Commissioners to perform the work of the absent director. If, for any reason, the Company ceases to have any Directors, the Board of Commissioners is to assume the ongoing obligations of the Board of Directors and must convene a general meeting of stockholders to elect a new Board of Directors within at least 60 days.

      The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; participating in or disposing of other capital investments; establishing subsidiaries; entering into licensing agreements, management contracts or similar agreements with other entities for a period of more than one year; selling or otherwise disposing of fixed assets; ceasing to collect or writing off bad debts from the Company’s books or inventory in excess of the amount stipulated by the Board of Commissioners; binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and assuming or granting intermediate or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company’s work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 5% or more of the Company’s revenues or 10% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the stockholders at the general meeting of stockholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.

      The Articles provide that members of the Board of Directors are prohibited from assuming the following: (i) a position as director of another state-owned corporation or private companies, (ii) any position within the structural or functional department of the central or district government, or (iii) other positions outside TELKOM which may directly or indirectly raise conflicts of interest with TELKOM and/or which violate the provisions of applicable laws and regulations. The Articles further provide that if members of the Board of Directors wish to assume any other position not prohibited above or wish to obtain an exemption from the foregoing prohibitions, such Director would require permission from the Board of Commissioners. In addition, such appointment shall be reported to the general meeting of stockholders.

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

      The table below sets forth a breakdown of TELKOM’s employees by position as at December 31, 2002:

	TELKOM regions	KSO regions
	as at	as at
	December 31,	December 31,
	2002	2002(1)

Senior management	178	2
Middle management	1,808	305
Supervisors	5,910	2,128
Others	16,647	7,700

Total	24,543	10,135

Note:

(1)	This includes employees in KSO III (AriaWest), which was acquired by TELKOM in July 31, 2003.

     TELKOM’s KSO Employees remain employees of TELKOM and are subject to all employment rules and policies of TELKOM in force at that time, except to the extent that rules and policies are supplemented, in favor of the employee, by the rules and policies of the KSO Unit. Additional KSO Employees are the employees of the KSO partner, and TELKOM has no obligation to continue their employment at the end of the KSO period.

      In general, TELKOM employees receive a base salary and salary-related allowances, a bonus and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and certain members of their immediate family, housing allowance, other allowances and certain other benefits, including those related to performance of the employee’s working unit.

      Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.134 billion to Rp.197 billion. In 2002, bonuses were paid by TELKOM to all employees including TELKOM’s employees in KSO and Non-KSO divisions. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances, and uniform bonuses for employees at each staff level for each Division are then determined.

      Pursuant to TELKOM’s Initial Public Offering in 1995, 116,667,000 shares of Common Stock were reserved for mandatory sale to employees of the Company. The Company paid for such shares (which were sold at the same per share price as the public offering price of shares of Common Stock sold in Indonesia pursuant to the Initial Public Offering (i.e., Rp.2,050 per share)) on behalf of its employees as follows: 90% of the purchase price was deducted from employee cash bonuses that had been previously allocated but not paid; the Company paid the balance of the purchase price plus taxes payable by its employees on the purchase of such shares (amounting to approximately 15% of the purchase price) and reported those payments as additional vacation pay, employee incentives and other allowances. TELKOM does not otherwise maintain an employee share scheme for any of its employees or senior management.

      TELKOM’S mandatory retirement age for all employees is 55. Upon reaching 55, employees and their dependents are entitled to a pension under a defined benefit plan depending on their length of service to TELKOM. The amount of the pension entitlement is based on the employee’s years of service and salary level upon retirement and is transferable to dependents upon the employee’s death. The main sources of pension fund are the contributions from the employees and TELKOM. Employees contribute 8.4% of basic salary and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.228.5 billion, Rp.129.3 billion and Rp.297.4 billion (US$33.2 million), respectively, for the years ended 2000, 2001 and 2002. See Note 45 to the consolidated financial statements.

      On July 1, 2002, TELKOM increased the minimum pension benefit for retired employee to approximately Rp.425,000 per month effective as of January 1, 2003. Current employees who effectively retired after July 2002 receive an increase of monthly pension benefit amounting to twice the amount of its basic monthly salary. This policy applied to employees who retired at the normal pension age of 55.

      The Company’s employees are entitled to receive certain cash awards based on length of services and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the required number of years of service.

      TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; (ii) for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions (including contributions paid by all KSO units) to the plan for employees hired before November 1, 1995 and who have had 20 years of service were Rp.82.9 billion, Rp.56.4 billion and Rp.75.4 billion (US$8.4 million), respectively, for 2000, 2001, and 2002.

      The post-retirement health care plan for employees hired after November 1, 1995 is accounted for in accordance with U.S. GAAP (SAS 106). TELKOM’s actuary, in consultation with management, re-evaluated the key assumptions used in previous calculations, principally the medical cost trend projections, and has determined that it is necessary to make adjustments to original reports because the previous calculations contained certain errors and the assumptions used did not provide for all of the assumptions required to calculate TELKOM’s obligation. TELKOM has, therefore, determined that adjustments are required to be made to its 2000, 2001 and 2002 and prior years consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects — Restatement of Information Previously Reported”.

      In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. The formation of SEKAR is in accordance with the Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. Membership with SEKAR is not compulsory. TELKOM believes that its relations with SEKAR are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.

E.     Commissioners and Directors Remuneration

      The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. Total of such benefits amounted to Rp4.8 billion, Rp7.2 billion, and Rp8.7 billion in 2000, 2001 and 2002, respectively, which reflected 0.1%, 0.1%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

      The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp.22.6 billion, Rp30.3 billion, and Rp35.1 billion in 2000, 2001 and 2002, respectively, which reflected 0.3%, 0.3%, and 0.3% of total operating expenses in 2000, 2001, and 2002, respectively.

F.     Share ownership

      All the directors and commissioners individually beneficially own less than one percent of the shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to stockholders or otherwise made public.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major stockholders

General

      At January 1, 2004, to the Company’s knowledge, apart from the Government, there were no stockholders beneficially owning more than 5% of the Company’s Common Stock.

      The following table sets forth certain information as of December 31, 2002 with respect to (1) persons known to the Company to be the owner of more than 5% of the Company’s Common Stock (whether directly or beneficially through ADSs); and (2) the total amount of any class of the Company’s Common Stock owned by the Commissioners and Directors of the Company as a group.

	Identity of
Title of Class	Person or Group	Amount Owned	Percent of Class

Series A	Government	1	100%
Series B	Government	5,160,235,355	51.19%
Series B	JPMCB US Resident	879,723,798	8.73%
	(Norbax Inc.)
Series B	The Bank of New	610,489,548	6.06%
	York (BoNY)
Series B	Board of Directors	61,884	0.0006%
	and Commissioners

      As of December 31, 2002, a total of 39,717,017 American Depositary Shares (“ADSs”) and 10,079,999,639 series B shares (including the series B shares represented by these ADSs) and 1 Series A share were outstanding.

      The Government holds a majority of the outstanding series B shares of TELKOM. In addition, the Government is the holder of the series A Dwiwarna share, which has special voting rights. See “Item 7. Major Stockholders and Related Party Transactions — Relationship with the Government — Government as Shareholder”.

      The Government holds a majority of the outstanding Common Stock of the Company and so retains control of the Company and has the power to elect all of its Board of Commissioners and all of its Board of Directors and to determine the outcome of substantially all actions requiring the approval of the stockholders. In addition, the Company’s Common Stock is also owned by Pension Funds, Insurance Funds and other institutions, owned or controlled, directly or indirectly, by the Government.

      The Government is also the holder of the Series A Dwiwarna Share, which has special voting rights. The material rights and restrictions which are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and it has a veto with respect to (i) election and removal of Directors; (ii) election and removal of Commissioners; and (iii) amendments to the Articles of Association, including amendments to merge or dissolve the Company prior to the expiration of its term of existence, increase or decrease its authorized capital, and reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock.

      TELKOM’s total number of shares immediately prior to its Initial Public Offering was 8,400,000,000, which consisted of 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the Government. On November 14, 1995, the Government sold some of its TELKOM shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the Government. The Government also conducted a global share offering listed on the New York Stock Exchange and the London Stock Exchange for 700 million series B shares owned by the State of the Republic of Indonesia, which were converted into 35 million ADSs. Each ADS represents 20 series B shares.

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

      Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of TELKOM’s issued share capital has to be at least 25% of the total par value of TELKOM’s authorized share capital, or in TELKOM’s case, Rp.5 trillion. To comply with the law, it was resolved at the annual general meeting of stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

      In December 2001, the Government conducted another block-sale of 1,200 million shares (or 11.90% of the total outstanding series B shares).

      In July 16, 2002, the Government sold 312 million series B shares (3.1% of the Series B shares) through an accelerated placement of TELKOM’s shares to institutional investors in Indonesia and globally at Rp.3,635 per share.

Relationship with the Government

     Government as Shareholder

      As of December 31, 2002, the Government held approximately 51.19% of TELKOM’s Common Stock and the Series A share (the “Dwiwarna Share”), which carries special voting rights. As its largest shareholder, the Government is interested in TELKOM’s performance both in terms of the benefits it provides to the nation as well as its ability to operate on a commercial basis. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles, including actions to merge or dissolve TELKOM, increase or decrease its authorized capital, or reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share.

      It is the policy of the Company not to enter into transactions with affiliates unless the terms thereof are no less favorable to the Company than those which could be obtained by the Company on an arm’s-length basis from an unaffiliated third party. The State Minister of State-owned Enterprise (“SMSOE”) has advised the Company that the MoF, in its capacity as controlling shareholder of the Company, will not cause the Company to enter into transactions with other entities under its control unless the terms thereof are consistent with the Company’s policy set forth in the preceding sentence. The Company anticipates that the SMSOE will adopt a similar policy.

      Under regulations of Badan Pengawas Pasar Modal (“BAPEPAM”), Indonesia’s capital markets supervisory agency, because the Company is listed on Indonesia’s stock exchanges, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the holders of shares of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before the Company was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM regulations to mean the difference between the economic interests of the Company and its stockholders, on the one hand, and the personal economic interests of the members of the board of commissioners, board of directors or principal stockholders (a holder of 20% or more of the issued shares), and their respective affiliates jointly or separately on the other. A conflict of interest also exists when members of the board of commissioners, board of directors or a principal shareholder of the Company or their respective affiliates is involved in a transaction in which their personal interests may be in conflict with the interest of the Company. BAPEPAM has powers to enforce this rule; stockholders of the Company may also be entitled to seek enforcement or bring enforcement action based on this rule.

      Transactions between TELKOM and other state-owned or controlled enterprises could constitute “conflict of interest” transactions under the BAPEPAM regulations, and the approval of disinterested stockholders would have to be obtained if a conflict of interest were to exist. TELKOM believes that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and TELKOM’s business are on an arms-length, commercial basis and do not constitute “conflict of interest” transactions for which a disinterested stockholder vote would be required. Such transactions might include the sale by TELKOM of telephone services to state-owned or controlled enterprises or the purchase by TELKOM of electricity from a state-owned enterprise. Moreover, the BAPEPAM regulations do not require TELKOM to obtain disinterested shareholder approval of any transaction, the principal terms of which were disclosed in the Indonesian prospectus for the Initial Public Offering. TELKOM expects, however, in light of the substantial presence enterprises owned or controlled by the Government, through the MoF, SMSOE, or one of its or their affiliates have in Indonesia, it may be desirable, in connection with the development and growth of TELKOM’s business, for TELKOM to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, TELKOM may seek to consult BAPEPAM in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested stockholders under the terms of the BAPEPAM regulations. If BAPEPAM were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested stockholders under its regulations, TELKOM would proceed without seeking disinterested stockholders approval. If, however, BAPEPAM were to take the position that the proposal would require a vote of disinterested stockholders under its rule, TELKOM would either seek to obtain the requisite disinterested stockholder approval or abandon the proposal.

     Government as Regulator

      The Government regulates the telecommunications sector through the MoC. In particular, the MoC has authority to issue decrees implementing laws, which are typically broad in scope, thereby giving the Ministry considerable latitude in implementing and enforcing regulatory policy. Pursuant to such decrees, the MoC defines the industry structure, determines the tariff formula, determines TELKOM’s USO obligations and otherwise controls many factors that may affect TELKOM’s competitive position, operations and financial condition. Through the DGPT, the Government regulates frequency and bandwidth allocation, and TELKOM must obtain a license from the DGPT for each of its services as well as the utilization of frequency and bandwidths. The Company and other operators are also required to pay radio frequency usage fees. Telkomsel also holds several licenses issued by the MoC for the provision of its cellular services and from BKPM relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network coverage. The Government through the MoC, as regulator has the power to grant new licences for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

     Government as Lender

      As of December 31, 2002, the Government has sub-loaned borrowings from foreign lenders to TELKOM amounting to Rp.8,570.1 billion (US$957.6 million). TELKOM is obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. At the end of December 2002, foreign currency loans represented 59.1% of the outstanding total of such loans. The remaining 40.9% of such outstanding loans is denominated in Rupiah. In 2002, the annual interest rates charged on loans repayable in Rupiah range from 12.0% to 18.4%, on those repayable in U.S. Dollar range from 3.8% to 8.7% and on those repayable in Japanese Yen range from 2.9% to 3.2%.

     Government as Customer

      The Government purchases services from the Company on a commercial basis. Government entities, in the aggregate, constitute the largest user of the Company’s services. The Company, however, deals with the various departments and agencies of the Government as separate customers, and the provision of services to any single department or agency does not constitute a material part of TELKOM’s revenues. The Government and government agencies are treated for tariff purposes as “residential”. which rates are lower than the business service rates.

Other

     Proportion of securities of TELKOM held in Indonesia and outside Indonesia

      As of December 31, 2002, 15,678 people, including the Government, were registered as holders of 10,079,999,640 shares of TELKOM’s Common Stock in Indonesia. There were a total of 36,054,553 ADSs held by 175 registered holders as of December 31, 2002. Such ADSs are traded on the NYSE and the LSE.

     Change in Control

      There are no arrangements which are known to the Company which may result in a change in control to the Company.

B.     Related party transactions

      TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 48 to the Company’s consolidated financial statements. The most significant of these transactions include:

     Government of the Republic of Indonesia

      The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

      The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the Ministry of Communication (formerly, Ministry of Tourism, Post and Telecommunication) of the Republic of Indonesia. Concession fees amounted to Rp.78.5 billion, Rp.63.6 billion and Rp.163.9 billion in 2000, 2001 and 2002, respectively. Concession fees reflected 1.2%, 0.7% and 1.4% of total operating expenses in 2000, 2001, and 2002, respectively. Radio frequency usage charges amounted to Rp 16.7 billion, Rp 101.3 billion and Rp 292.7 billion in 2000, 2001 and 2002, respectively. Radio frequency usage charges reflected 0.3%, 1.1%, and 2.5% of total operating expenses in 2000, 2001, and 2002, respectively.

     Indosat

      At the time TELKOM acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by our major shareholder, the Government of Indonesia. As such, Indosat is considered as a related party.

      The Company has an agreement with Indosat for the provision of international telecommunication services to the public. The principal matters covered by the agreement are as follows:

•	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/ Data Telecommunication (AVD), hotline and teleconferencing. The Company receives compensation for the services, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunication of the Republic of Indonesia.

•	The Company has also entered into an interconnection agreement between the Company’s PSTN network and Indosat’s STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation. Pursuant to the Minister of Communication Decree regarding the transfer of license of Indosat’s mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile (“IM3”), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

•	The Company’s compensation relating to leased lines/ channel services, such as IBS, AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Indosat also leases circuits from the Company to link Jakarta, Medan and Surabaya.

•	The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

•	Telkomsel’s GSM mobile cellular telecommunication network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

•	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges.

•	Billings for international calls made by customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue although billings to customers have not been collected.

•	The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expired on February 28, 2003. Telkomsel is still negotiating a new agreement. In the interim, interconnection revenue was charged based upon the previous agreement.

      The Company and its subsidiaries earned net interconnection revenues from Indosat of Rp.93.2 billion, Rp.54.0 billion and Rp.274.7 billion in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0.3%, and 1.3% of total operating revenues in 2000, 2001, 2002, respectively.

      Telkomsel also has an agreement for the usage of Indosat’s telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to

Rp.11.8 billion, Rp.13.4 billion and Rp.12.7 billion in 2000, 2001 and 2002, respectively, reflecting 0.2%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

      Other agreement between Telkomsel and Indosat are as follows:

Agreement on Construction and Maintenance for the Jakarta-Surabaya Cable System (“J-S Cable System”)

      Telkomsel, Lintasarta, Satelindo and Indosat entered into the Construction and Maintenance for J-S Cable System Agreement. The parties formed a management committee consisting of a chief and a representative of the respective parties, to direct the development and operation of the cable system that was completed in 1998. Based on the agreement, Telkomsel shared 19.325% of total construction cost. Telkomsel shares the total cost of operation and maintenance based on the agreed formula.

      Telkomsel’s share of the cost of operation and maintenance amounted to Rp.0.9 billion, Rp.1.4 billion and Rp.0.9 billion in 2000, 2001 and 2002, respectively.

     Indefeasible Right of Use Agreement

      On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an irrevocable right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2,727,273. Beside the aforementioned prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

Interconnection Agreement

      On November 1, 2001, Telkomsel entered into an interconnection agreement with Indosat (on behalf of IM3, a subsidiary of Indosat). Based on this agreement, Telkomsel’s GSM cellular mobile network is connected to IM3’s network, and through this arrangement, Telkomsel’s customers can make or receive calls from or to IM3’s customers.

•	Supply and installation of interconnection tools needed is Telkomsel’s responsibility.

•	The agreement is effective upon the signing date and extendable for a period agreed by both parties.

      Based on the amendment upon the above agreement, since December 14, 2001, Telkomsel’s customers are able to send and receive short message services from IM3’s customers.

      The Company and its subsidiaries earned net interconnection revenue from IM3 of Rp.50.9 billion in 2002 and Rp.156.9 million in 2001.

     Satelindo

      The Company has an agreement with Satelindo, a subsidiary of Indosat, whereby both parties agreed, among other matters, on the following:

•	Interconnection of the Company’s PSTN with Satelindo’s international gateway exchange, enabling the Company’s customers to make outgoing or receive incoming international calls through Satelindo’s international gateway exchange.

•	Billings for the international telecommunication services used by domestic customers through Satelindo’s international gateway exchange will be handled by the Company.

      The Company also has an agreement with Satelindo for the interconnection of Satelindo’s GSM mobile cellular telecommunication network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Satelindo’s customers.

      Telkomsel also has an agreement with Satelindo for interconnection on substantially the same terms as TELKOM.

      Interconnection revenues earned from Satelindo were Rp.227.2 billion, Rp.293.7 billion and Rp.625.1 billion in 2000, 2001 and 2002, respectively, reflecting 1.9%, 1.8%, and 3.0% of total operating revenue for 2000, 2001, and 2002, respectively.

      The Company leases international circuits from Satelindo. Payments made in relation to the lease amounted to Rp.19.6 billion, Rp.28.1 billion and Rp.32.9 billion in 2000, 2001 and 2002, respectively, which was 0.3%, 0.3%, and 0.3% of total operating expenses for 2000, 2001, and 2002, respectively.

      Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo’s establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company’s satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B2P and B2R Palapa satellite had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

      In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta that had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43.0 billion to the Company for the thirty-year right. Satelindo paid Rp.17.2 billion in 1995 and the remaining Rp.25.8 billion has not been paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024.

     Agreement with Government agencies and associated companies

      The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakom, for utilization of the Company’s Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.86.3 billion, Rp.89.5 billion and Rp.44.1 billion in 2000, 2001 and 2002, respectively, which was 0.7%, 0.5%, and 0.2% of total operating revenues in 2000, 2001, and 2002, respectively.

      The Company provides leased lines to CSM, Lintasarta, Satelindo, Komselindo, Mobisel, Metrosel and PSN. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.17.5 billion, Rp.19.8 billion and Rp.75.7 billion in 2000, 2001 and 2002, respectively, which was 0.1%, 0.1%, and 0.4% of total operating revenues in 2000, 2001, and 2002.

      The Company provides a data communication network system for Lintasarta, an Indosat subsidiary, and operates a telemetry tracking and command station for PSN. Revenues earned by the Company from these transactions amounted to Rp.16.4 billion and Rp.28.0 billion in 2000 and 2001, respectively which was, 0.1% and 0.2% of total operating revenues in 2000 and 2001. There was no revenue earned from these transactions in 2002.

      The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT Inti”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika, Telekomindo, Bangtelindo, Telesera which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp.104.7 billion, Rp.100.5 billion and Rp.154.8 billion in 2000, 2001 and 2002, respectively, reflecting 3.3%, 2.4% and 2.1% of total fixed assets purchases in 2000, 2001, and 2002, respectively.

      PT Inti was a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from PT Inti in 2000, 2001 and 2002 amounted to Rp.405.3 billion, Rp.663.6 billion and Rp.34.7 billion, respectively, reflecting 12.8%, 15.7%, and 0.5% of total fixed assets purchases in 2000, 2001, and 2002, respectively.

      The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp.109.8 billion, Rp.83.9 billion and Rp.131.4 billion in 2000, 2001 and 2002, respectively, reflecting 1.7%, 0.9%, and 1.1% of total operating expenses in 2000, 2001, and 2002, respectively.

      The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. As of December 31, 2001, the Company also had an investment in mutual funds managed by Danareksa, a state-owned company. Total placements in the form of current accounts and time deposits in state-owned banks and mutual funds amounted to Rp.3,779.9 billion and Rp.6,161.2 billion as of December 31, 2001 and 2002, respectively, which was 11.4% and 13.9% of total assets as of December 31, 2001 and 2002, respectively.

      The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom (a foundation managed by Dharma Wanita Telkom). Total charges from these transactions amounted to Rp.35.1 billion, Rp18.7 billion and Rp.14.6 billion in 2000, 2001 and 2002, respectively, which was 0.5%, 0.2%, and 0.1% of total operating expenses in 2000, 2001, and 2002, respectively.

      The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp.2.2 billion, Rp.1.8 billion and Rp.1.4 billion in 2000, 2001 and 2002, respectively, which was 0.03%, 0.02%, and 0.01% of total operating expenses for 2000, 2001, and 2002, respectively.

      In 1991, the Company granted loans to Koperasi Telekomunikasi (“Koptel”) amounting to Rp.1 billion to support Koptel’s activities in providing housing loans to the Company’s employees. The balance of the loans amounted to Rp.0.3 billion, as of December 31, 2000, Rp.0.2 billion as of December 31, 2001 and Rp.0.1 billion as of December 2002, which is immaterial to the Company’s total assets as of December 31, 2001 and 2002.

      The Company and its subsidiaries earned interconnection revenues from Komselindo, Metrosel, Mobisel, BBT, PSN and Patrakom, which are associated companies, totaling Rp.671.6 billion, Rp.345.3 billion and Rp.78.0 billion in 2000, 2001 and 2002, respectively, which was 5.5%, 2.1%, and 0.4% of total operating revenues in 2000, 2001, and 2002, respectively.

      In addition to revenues earned under the KSO Agreement, the Company also earned income from building rental, repairs and maintenance services, and training services provided to the KSO Units, amounting to Rp.95.2 billion, Rp.114.2 billion and Rp.73.7 billion in 2000, 2001 and 2002, respectively, which was 0.8%, 0.7%, and 0.4% of total operating revenues in 2000, 2001, and 2002.

      The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and Yayasan Kesehatan Pegawai Telkom. See Notes 45 and 47 to the consolidated financial statements in item 18.

      The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provides certain of its related parties with the right to use its buildings free of charge.

C.	Interest of experts and counsel

      Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

      See Consolidated to “Item 18. Consolidated Financial Statements” incorporated herein by reference.

Material Litigation

      On July 31, 2003, TELKOM entered into a settlement agreement with AriaWest pursuant to which Telkom and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding for an aggregate consideration of the payment by TELKOM of US$58.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$38.67 million was paid at the closing date on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 equal semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99.07 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$196.97 million with AriaWest’s lenders.

      The ICC arbitration proceeding which was settled as of July 31, 2003 involved claims by AriaWest that TELKOM was in material breach of provisions of the KSO Agreement. AriaWest sought at least US$ 1.3 billion in damages in the arbitration, although it did not specify the amount of damages associated with most of its claims. TELKOM objected to the ICC’s jurisdiction over AriaWest’s claims relating to the alleged loss of AriaWest’s exclusive rights and tariff adjustment and, wholly apart from its jurisdictional objections, TELKOM denied all of AriaWest’s claims. TELKOM also asserted claims against AriaWest for material breaches of the KSO Agreement.

      Apart from the above, TELKOM is not a party to any other litigation or legal proceedings which it believes would, individually or taken as a whole, have a material adverse effect on its business, financial condition and results of operations.

B.     Significant changes

      See the important disclosures made at the beginning of this amended annual report under the heading “Explanatory Note” and at the beginning of Item 3.D. — Risk Factors for information regarding TELKOM’s failure to file this Annual Report on Form 20-F with the SEC by the June 30, 2003 deadline and the possible consequences of such failure to file and TELKOM’s public statements regarding such failure.

      At TELKOM’s May 9, 2003 annual general meeting of stockholders, a dividend of approximately Rp.3,338,110 million, or Rp.331.16 per share, was declared for 2002 and was paid on June 12, 2003.

      Also, see Note 56 to the Company’s consolidated financial statements in Item 18 for information relating to material subsequent events occurring after December 31, 2002.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

      The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.

SHARE PRICE INFORMATION

	Price per Share

Calendar Year	High	Low

	(in Rupiah)
1998	4,629	1,204
1999	4,629	2,407
2000	4,350	2,025
First Quarter	4,350	3,325
Second Quarter	3,775	2,675
Third Quarter	3,325	2,600
Fourth Quarter	2,890	2,025
2001	3,400	1,825
First Quarter	3,150	1,775
Second Quarter	3,200	2,175
Third Quarter	3,525	2,650
Fourth Quarter	3,250	2,425
2002
First Quarter	4,300	2,825
Second Quarter	4,725	3,700
Third Quarter	3,900	3,125
Fourth Quarter	4,000	2,350
2003
First Quarter	3,725	3,225
Second Quarter	4,950	3,650
Third Quarter	6,000	4,125
Fourth Quarter	6,750	5,650
July	4,725	4,375
August	4,650	4,125
September	6,000	4,600
October	6,450	6,000
November	6,150	5,650
December	6,900	5,850

      On December 27, 2002 (at last trading in JSX), the closing price for a share of Common Stock was Rp.3,850. On December 30, 2003, (at last trading in JSX), the closing price for a share of Common Stock was Rp.6,750.

      The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.

ADS PRICE INFORMATION

	Price per ADS		Price per ADS
	(NYSE)		(LSE)

Calendar Year	High	Low	High	Low

	(in US Dollar)		(in US Dollar)
1998	9.78	2.49	9.77	2.38
1999	13.63	5.27	13.17	5.37
2000	12.00	4.13	12.15	4.27
First Quarter	12	9.1	12.1	9.2
Second Quarter	9.7	6.4	9.6	6.4
Third Quarter	8.0	5.9	7.9	6.1
Fourth Quarter	6.3	4.1	6.4	4.3
2001	7.06	3.65	7.05	3.80
First Quarter	6.7	4.0	6.5	3.9
Second Quarter	5.6	3.7	5.6	3.8
Third Quarter	7.1	5.5	7.1	5.5
Fourth Quarter	5.8	4.7	6.1	4.8
2002	9.77	5.56	9.82	5.27
First Quarter	8.6	5.5	8.6	5.5
Second Quarter	9.8	8.4	9.8	8.4
Third Quarter	8.7	7.0	8.7	7.1
Fourth Quarter	8.9	5.6	8.9	5.3
October	7.8	5.3	7.4	5.3
November	7.9	6.4	7.8	6.6
December	8.5	7.6	8.8	7.8
2003	8.44	7.30	8.53	7.27
First Quarter	8.44	7.30	8.53	7.27
Second Quarter	12.09	8.19	11.78	8.33
Third Quarter	13.73	9.85	13.90	9.60
Fourth Quarter	16.42	13.13	16.05	13.40
July	11.65	10.37	11.35	10.25
August	11.20	9.85	10.95	9.60
September	13.73	11.37	13.90	10.90
October	15.33	14.20	15.30	14.05
November	14.52	13.13	14.50	13.40
December	16.42	13.64	16.05	14.35

      On December 31, 2002, the closing price for an ADS was US$8.49 on the NYSE and US$ 8.6 on the LSE. On December 31, 2003, the closing price for an ADS was US$ 16.14 on the NYSE and US$ 16.05 on the LSE.

B.     Plan of distribution

      Not applicable.

C.     Markets

      TELKOM’s Common Stock is listed on the Jakarta Stock Exchange (“JSX”) and the Surabaya Stock Exchange (“SSX”). The JSX is the principal non-U.S. trading market for the Company’s Common Stock. In addition, American Depositary Shares (“ADSs”), each representing twenty shares of Common Stock, are listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”). TELKOM’s Common Stock has also been publicly offered without listing in Japan.

The Indonesian Securities Market

      Currently there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.268.4 trillion at year end 2002 as compared to Rp.229.2 million for the SSX. Total trading value on the JSX during 2002 was Rp.120.7 trillion, compared with Rp.11.1 trillion on the SSX.

Overview of the JSX

      There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.

      Trading is divided into three market segments: regular market, negotiation market, and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, the round lots consist of 500 shares for non banking and of 5000 shares for banking sectors. The price movements and the limits for such movements in one trading session are determined in accordance with the market price of the respective traded shares. For shares with the market price of less than Rp.500 the movement is in the multiple of Rp.5 and each price movement is limited to Rp.50. For shares with market prices ranging from Rp.500 to Rp.5,000 movements are in multiples of Rp.25 and each price movement is limited to Rp.250. For shares with a market price of Rp.5,000 or more movements are in multiples of Rp.50 with a maximum of Rp.500 for each price movement. Auctioning takes place according to price priority and time priority. Price priority gives priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

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

      Transactions on the JSX regular market and negotiation market are required to be settled no later than the fourth trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, the Indonesian Clearing and Guarantee Corporation, PT Kliring Penjaminan Efek Indonesia (“KPEI”) may perform the obligations or rights of such a defaulting exchange member, by, for example, buying and/or selling shares in the cash market in order to settle the defaulted transaction. Any such action by KPEI does not eliminate the liabilities of the defaulting party which effected the transaction. All cash market transactions must be reported to the JSX. An exchange member defaulting in settlement is liable to a fine of 0.25% for the first day and thereafter a fine of 0.5% of the transaction value payable to his counterpart in the transaction, and shall also be issued with a warning. Delay in payment of the fine is also liable to a penalty equal to 1% of the fine for each calendar day of delay.

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

      Exchange members may charge a fee for their services based on an agreement with the clients up to a maximum of 1% of the transaction value. When conducting stock transactions on the JSX, exchange members are required to pay a transaction fee equal to the cumulative transaction value for each month based on 0.04% (subject to a minimum fee of Rp.250,000) of transaction for stocks and other registered securities.

      Stockholders or their appointees may request the issuer or a Securities Administration Bureau appointed by the issuer at any time during working hours to register their shares in the issuer’s Registry of Stockholders.

Trading on the NYSE and LSE

      The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents twenty shares of Common Stock. As of December 31, 2002, 36,054,553 ADSs were outstanding in the United States and there were 175 registered voters of ADSs.

D.	Selling Stockholders

      Not applicable.

E.	Dilution

      Not applicable.

F.	Expenses of the issue

      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital

      Not applicable.

B.	Memorandum and Articles of Association

      The Company’s articles of association (“Articles”) have been registered with the Ministry of Justice in accordance with the Limited Liability Company Law No. 1 Year 1995 (“Indonesian Company Law”) and was announced by Ministerial Decree number C2-7468.HT.01.04.TH.97 year 1997. According to article 3, the objectives and purposes of the Company are to operate telecommunications networks and provide telecommunications and information services.

      In accordance with Indonesian company law, TELKOM has a Board of Commissioners and a Board of Directors. The two Boards are separate and no individual may be a member of both Boards. See “Item 6A. Directors, Senior Management and Employees — Directors and Senior Management”. The Articles states that any transaction involving a conflict of interest between the Company and its directors, commissioners and stockholders should be approved by a stockholders meeting, in which approval is required from a majority of independent stockholders.

      Each director also receives an annual bonus and other incentives if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. Each commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each commissioner also receives a lump sum bonus paid at the end of the commissioner’s term pursuant to a letter of the Ministry of Finance which applies to all state-owned companies. No fees are paid to the Commissioners or Directors for attendance at their respective board meetings.

      The Board of Directors are tasked with the responsibility of leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company. Within such broad scope of responsibility, the Board of Directors are authorized to cause the Company to borrow such sums as it may require from time to time subject to the limitations set forth in the Articles. The borrowing powers of the Board of Directors may only be varied through an amendment to the Articles.

      The Articles do not contain any requirement for (i) the directors to retire by a specified age, or (ii) the directors to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:

•	dividend rights. Dividends are to be paid based upon the financial condition of TELKOM and in accordance with the resolution of the stockholders in general meeting, which will also determine the form of and time for payment of the dividend;

•	voting rights. The holder of each voting share is entitled to one vote at a general meeting of stockholders;

•	rights to share in the Company’s profits. See dividend rights;

•	rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

•	redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 30 of Indonesian Company Law, TELKOM may buy back at the maximum 10% of its issued shares.

•	reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company is to be set aside to cover potential losses suffered by the Company. If the amount in the reserved fund exceeds 20% of the issued capital of the Company, general meeting of stockholders may authorize the Company to utilize such excess funds as dividends.

•	liability to further capital calls. Stockholders of the Company may be asked to subscribe for new shares in the Company from time to time. Such right is to be offered to stockholders prior to being offered to third parties and may be transferred at the option of the shareholder. The Board of Directors of the Company is authorized to offer the new shares to third parties in the event that the existing shareholder is unable or unwilling to subscribe for such new shares.

•	provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.

      In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the approval of the holder of the

Series A Dwiwarna share and two thirds of the holders of the Series B shares present at a general meeting. Such meeting must also be attended by the holder of the Series A Dwiwarna share.

      General meetings of stockholders may only be convened upon the issue of the requisite notice by the Company. The notice is to be published in at least 2 newspapers having general circulation within Indonesia, one of which must be in Indonesian and the other in English. The notice period for convening annual general meetings and extraordinary general meetings is 21 days (not including the date the meeting was called and the date of the meeting) and 14 days (not including the date the meeting was called and the date of the meeting) respectively. The quorum for general meetings is stockholders representing at least 50% of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which meeting does not require the issue of a notice. At the second meeting, the quorum for the meeting is stockholders representing one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, the quorum for which shall be determined by the Head of the District Court that has a judicial jurisdiction over TELKOM. Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles.

      The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on an Indonesian stock exchange.

      Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna share and a majority constituting 75% of the holders of the Series B shares at a general meeting of stockholders that must be attended by the holder of the Series A Dwiwarna share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company.

      Each director and commissioner has an obligation to report to BAPEPAM with regard to their ownership and the changes of their ownership in the Company and this obligation also applies to the stockholders which have an ownership of 5% or more in the paid up capital of the Company. TELKOM believes that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on an Indonesian stock exchange. TELKOM also believes that the provisions in the Articles relating to changes in the capital of TELKOM are not more stringent than that required by Indonesian law.

C.     Material contracts

Transfer of DCS 1800 License to Telkomsel

      Prior to 2002, TELKOM had been working on the construction of a DCS 1800 network and the setting up of a DCS 1800 mobile cellular business through its TELKOMMobile Unit and had been granted 15 MHz of radio frequency bandwidth in the 1800 MHz band. On April 3, 2002, TELKOM and Telkomsel entered into an agreement for the sale and purchase of TELKOM’s assets relating to the TELKOMMobile Unit. Under the agreement, TELKOM, for a consideration of approximately Rp.135.5 billion (i) transfer to Telkomsel specified assets of TELKOM relating to the business of the TELKOMMobile Unit; (ii) transfers its TELKOMMobile Unit employees to Telkomsel; and (iii) transfers or novates to Telkomsel TELKOM’s rights and obligations under certain TELKOMMobile Assets and Contracts. In connection with such transaction the MoC has approved the reissuance and transfer of DCS 1800 license from TELKOM to Telkomsel on July 12, 2002.

Acquisition of AriaWest

      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”) and entered into a settlement agreement pursuant to which Telkom and AriaWest irrevocably settled, discharged and released claims and counterclaims in their

ICC arbitration proceeding for an aggregate consideration of US$58.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$38.67 million was paid at the closing date on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 equal semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99.07 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$196.97 million with AriaWest’s lenders.

Sale of Shares in Telkomsel

      On July 30, 2002, TELKOM sold a 12.72% shareholding in Telkomsel to Singapore Telecom Mobile Pte, Ltd (“SingTel Mobile”), a wholly-owned subsidiary of SingTel, for US$429 million in cash pursuant to a Sale and Purchase Agreement dated April 3, 2002. As a result of this transaction, TELKOM reduced its ownership in Telkomsel to 65%, while SingTel Mobile increased its ownership to 35%.

Acquisition of Pramindo

      Pursuant to a Conditional Sale and Purchase Agreement dated August 15, 2002, TELKOM acquired 100% of its KSO partner in Regional Division I, PT Pramindo Ikat Nusantara (“Pramindo”), and obtained management control over Pramindo. Concurrently with the execution of the agreement, TELKOM acquired a 30% interest in Pramindo. In September 2003, TELKOM acquired a further 15% of the shares of Pramindo. TELKOM is expected to acquire the remaining 55% of the shares of Pramindo by December 2004. The total purchase price for 100% of Pramindo was US$384.4 million. Of this amount, US$95.4 million was paid in August and September 2002, while the remaining is payable in ten unequal quarterly instalments from September 2002 through December 2004. Under the agreement, TELKOM also agreed to repay loans to the International Finance Corporation amounting to US$86.176 million. Under Indonesian GAAP, TELKOM is required to consolidate Pramindo as TELKOM has full control over Pramindo.

Interconnection Agreement with Indosat

      On September 3, 2002, TELKOM signed an Interconnection Agreement with Indosat. This agreement provides for the interconnection of TELKOM’s fixed-line network with the local fixed-line network to be established by Indosat. The Interconnection Agreement only regulates local fixed wireline in Jakarta and Surabaya area.

Contract with Orbital Sciences Corporation

      On October 24, 2002, TELKOM signed a contract with Orbital Sciences Corporation, a U.S. company which develops and manufactures affordable space systems for commercial, civil government and military customers, to develop the TELKOM-2 satellite at a fixed cost of US$73 million which is expected to be fully paid by TELKOM in January 2005. The TELKOM-2 satellite is a geosynchronous communication satellite which will be manufactured based on Orbital’s state-of-the-art STAR-2 platform. TELKOM-2 will replace TELKOM’s existing Palapa B-4 satellite, the operational life of which expires in late 2004. The TELKOM-2 satellite will have a capacity of 24 standard C-band transponders with transponder specifications similar to those of the TELKOM-1 satellite. The TELKOM-2 satellite will be designed for 15 years of in-orbit life. TELKOM expects that the satellite will support its national as well as regional communications network for voice, video and data communications. The satellite will be launched into geo-synchronous orbit 22,300 miles above the earth, and it will be operated in geostationary orbit position located at 118 degrees east longitude.

Contract with Arianespace

      On November 8, 2002 TELKOM signed a US$62.9 million fixed price contract with Arianespace S.A. for the launch of the TELKOM-2 satellite using an Ariane-5 launch vehicle with double launch. The schedule of payments is as follows:

•	US$ 27.5 million will be paid on January 13, 2004;

•	US$ 9 million will be paid on March 1, 2004;

•	US$ 20 million will be paid on April 1, 2004; and

•	US$ 6.38 million will be paid on September 1, 2004.

Master of Procurement Partnership Agreement (MPPA) with Consortium led by Samsung

      On December 23, 2002, TELKOM signed a Master of Procurement Partnership Agreement (“MPPA”) with a consortium led by Samsung Corporation. PT Samsung Telecommunication Indonesia became a member of the consortium pursuant to an amendment dated December 31, 2002 to this agreement. The MPPA provides planning, manufacturing, delivery, and construction of 1.6 million lines, as well as service level agreement. Under the MPPA, work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). The MPPA between TELKOM and Samsung consists of construction of 1,652,300 lines of NSS for nationwide and 802,000 lines of BSS for Regional Division IV, V, VI and VII for US$ 116 per line for BSS and US$ 34 per line for NSS. This project has been financed in part by The Export-Import Bank of Korea pursuant to a Loan Agreement dated August 27, 2003 for approximately US$124 million. This loan is repayable in ten semi-annual instalments.

Master of Procurement Partnership Agreement (MPPA) with Ericsson CDMA Consortium

      TELKOM and Ericsson CDMA Consortium have entered into a Master of Procurement Partnership Agreement (“MPPA”) on December 23, 2002. This MPPA is also intended to provide planning, manufacturing, delivery, and construction of 1.6 million lines as well as service level agreement. Under the MPPA, the work related to network deployment should be carried out and completed within 42 months (six months after end of fiscal year 2005). MPPA between TELKOM and Ericsson consists of construction of 631,800 lines of BSS for US$116 per line.

Master of Procurement Partnership Agreement (MPPA) with PT INTI

      TELKOM and PT INTI signed a Master of Procurement Partnership Agreement on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with TELKOM’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, PT INTI must deliver the CDMA 2000 IX system within thirty-four months of August 26, 2003 and will be paid a total of US$22.9 million and Rp.61.5 billion. PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2,305,866.

Partnership Agreement with Siemens Consortium

      TELKOM entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a backbone transmission network in Kalimantan and Sulawesi, a related network management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT LEN Industri and Corning Cable System Gmbh & Co. The consideration payable by TELKOM for the fiber optic networks are US$3,776,269 plus Rp.74,020,633,646 (for the network located within Kalimantan) and US$3,815,295 plus Rp.70,732,644,265 (for the network located within Sulawesi).

PSTN Regional Junction in Jakarta Area

      On February 8, 2002, TELKOM signed an agreement with Olex-Lucent-Brimbun, a contract value of US$28.8 million and Rp.102.8 billion, for the award of the PSTN Regional Junction Regional Division II Work, which encompasses of SDH Transmission System, Optical Fibre, NMS and other services. Subsequently, the agreement was amended several times. The latest amendment was on June 26, 2003 with the total cost of services and equipment becoming US$26.0 million and Rp.11.0 billion, respectively.

Master of Procurement Partnership Agreement (MPPA) with Motorola

      On March 24, 2003, TELKOM has signed a Master of Procurement Partnership Agreement (“MPPA”) with Motorola, Inc. Under the MPPA, Motorola shall be obligated to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, integration and commissioning of the network, including all project management, training and other related services.

      MPPA between TELKOM and Motorola consists of 225,500 lines of BSS (radio system) for Regional Division I Sumatera for US$116 per line (conversion rate US$1: Rp.10,173) for a total of approximately US$3.6 million. The agreed unit price does not include service level agreement, training for technical staff and documentation. The NSS system will use nationwide Samsung’s NSS as already contracted on December 23, 2002. The period of agreement is 42 months until approximately mid of 2006, as well as Samsung and Ericsson period.

Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

      On November 12, 2003, TELKOM entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, TELKOM is obligated to pay PT INTI a total consideration of US$6.48 million and Rp.112.4 billion.

Agreement for the Procurement of Softswitch System Class 4 with a consortium led by Santera-Olex

      On December 18, 2003, TELKOM entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, TELKOM will pay US$4,050,500 and Rp.2,457.2 billion.

Partnership Agreement for the Construction and Provision of High Performance Backbone in Sumatera

      On November 30, 2001, TELKOM signed a partnership agreement with a consortium consisting of PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone network in Sumatera. The agreement became effective as of June 10, 2002. The scope of work includes the provision of an optical fiber cable, together with transmission equipment and network management systems. TELKOM is obligated to pay US$46.3 million and Rp.172.7 billion (together with value-added tax thereon) as consideration. On June 12, 2003, the parties agreed to amend this agreement to reflect additional work being carried out by the consortium in consideration for an additional US$2.8 million and Rp.1,699.1 million payable by TELKOM to the consortium.

Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java)

      On December 5, 2001, TELKOM entered into a partnership agreement with a consortium consisting of NEC Corporation and PT Nasio Karya Pratama for the development of a high quality PSTN

Regional Junction for Regional Division V (East Java). The scope of work includes the development of a SDH transmission system, as well as the provision of ancillary fiber optic and other related equipment. TELKOM is obligated to pay Japanese Yen 3,670.9 million and Rp.125.5 billion (which is inclusive of value-added tax). The parties agreed to add another partner to the consortium, PT Communication Cable System Indonesia, on September 22, 2002. In addition, the parties agreed to increase the consideration payable by TELKOM by an additional Japanese Yen 1,384.7 billion and Rp.207.9 billion (inclusive of value-added tax) pursuant to an amendment in December 2002.

Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

      On November 11, 2002, TELKOM entered into a supply contract with NEC Corporation, the Communication Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, TELKOM, SingTel and the CAT will contribute equally to a payment of US$32.68 million (inclusive of value-added tax).

Cross-ownership Transactions with Indosat

      On April 3, 2001, TELKOM and Indosat signed Conditional Sale and Purchase Agreements providing for TELKOM’s acquisition of Indosat’s 35% interest in Telkomsel for US$945 million (“Telkomsel Transaction”) and Indosat’s acquisition of (i) TELKOM’s 22.5% interest in Satelindo for US$186 million (“Satelindo Transaction”), (ii) TELKOM’s 37.66% interest in Lintasarta for US$38 million (“Lintasarta Transaction”), convertible bonds of Rp.4,051 million issued by Lintasarta, and (iii) the KSO IV Assets for US$375 million (“KSO IV Transaction”). The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 while the Satelindo Transaction was consummated on July 23, 2001. On February 1, 2002, TELKOM and Indosat announced the cancellation of the KSO IV Transaction as certain conditions precedent to the transaction’s closing were not satisfied.

      As at December 31, 2002, TELKOM’s obligations to Indosat for the Telkomsel, Satelindo and Lintasarta Transactions amounted to Rp.2,406 billion has been settled.

Acquisition of Dayamitra

      On May 17, 2001, TELKOM acquired 90.32% of the issued and fully paid shares of Dayamitra, the KSO VI Investor, for US$134.2 million (including consultant’s fee of US$3.3 million), and also purchased a call option and granted a put option with respect to the remaining 9.68% partner shares of Dayamitra. An initial payment of US$18.3 million was paid on the closing date of the transaction on May 17, 2001, US$8.9 million was paid on August 10, 2001 as an adjustment to the purchase price based on Dayamitra’s adjusted working capital, and the balance of US$103.6 million was and is to be paid through an escrow account in eight quarterly installments of US$13.0 million each between August 17, 2001 to May 17, 2003.

PT Mitra Global Telekomunikasi Indonesia

      On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations.

Indemnity given to KAP Hans Tuanakotta & Mustofa

      TELKOM has entered into an indemnity agreement with KAP Hans Tuanakotta & Mustofa, the member firm of Deloitte Touche Tohmatsu in Indonesia (“Deloitte”), whereby TELKOM has agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceed-

ings brought against Deloitte on the basis of the inclusion of the audited 2000 and 2001 financial statements in this restated Form 20-F, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.

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

Foreign Exchange

      Foreign exchange controls were abolished in 1971 and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. Only banks are authorized to deal in foreign exchange, for example, can execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia (the Indonesian Central Bank) any fund transfers exceeding US$ 10,000. As a state-owned company, TELKOM, based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), is required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

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

      During the past 25 years, the value of the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the U.S. Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the U.S. Dollar; and in September 1986, when the rate fell from Rp.1,134 to Rp.1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward in value against the U.S. Dollar by about 4% annually. Since the free floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2002, the average rate of Rupiah to the U.S. Dollar was Rp.9,316 the highest and lowest rates being Rp.10,473 and Rp.8,460 respectively.

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

Indonesian Taxation

      The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia for 183 days or more during any twelve month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs, and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends

      Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the stockholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to the Company (with a copy to the Indonesian Office of Tax Services where the Company is registered) a Certificate of Tax Residence issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

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

      In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a Certificate of Residence issued by the competent tax authority, or its designee; of the jurisdiction in which the Non-Indonesian Holder is domiciled.

Stamp Duty

      Any documents that are prepared in the transactions in common stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp.6,000. Generally, the stamp duty is due at the time the document is executed.

United States Federal Income Taxation

      The following is a general description of the principal United States federal income tax consequences to a U.S. Holder, as defined below, of the purchase, ownership and disposition of the ADSs or shares of Common Stock. This description is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of Common Stock may vary depending upon his particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, partnerships, persons that have a “functional currency” other than the U.S. Dollar and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. Except as indicated, the following summary is limited to U.S. Holders, as defined below, who will hold the ADSs or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code and not as part of a “hedge,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder. The discussion below does not address the effect of any state or local tax law on a holder of the ADSs or shares of Common Stock.

      As used herein, the term “U.S. Holder” means a holder of ADSs or shares of Common Stock who is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, a partnership or other entity created or organized under the laws of the United States or any Political Subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

      If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds ADSs or shares of Common Stock, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular United States federal income tax consequences applicable to them.

      Holders of ADSs evidencing Common Stock will be treated as the owners of the Common Stock represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the shares of Common Stock, a holder’s tax basis in the withdrawn shares of Common Stock will be the same as his tax basis in the ADSs surrendered therefore, and the holding period in the withdrawn shares of Common Stock will include the period during which the holder held the surrendered ADSs.

Taxation of Dividends

      The gross amount of a distribution with respect to ADSs or shares of Common Stock, without reduction for Indonesian taxes withheld, will be treated as a dividend subject to tax as ordinary income on the date of receipt by the Depositary or the holder of such shares, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce such holder’s tax basis in such ADSs or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction otherwise allowed under Section 243 of the Code for distributions to domestic corporations in respect of distributions on ADSs or shares of Common Stock.

      A pro rata stock dividend by the Company will not be considered a taxable dividend.

      If a distribution is paid with respect to ADSs or shares of Common Stock in Rupiah, the amount of the distribution will generally equal the U.S. Dollar value of the Rupiah distribution, including the amount of any Indonesian tax withheld, calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the Depositary or the holder of such shares of Common Stock, respectively, regardless of whether the payment is in fact converted into U.S. Dollars on that date. Any subsequent gain or loss in respect of such Rupiah arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. If the Depositary converts the Rupiah to U.S. Dollar on the date it receives such Rupiah, United States Holders will not recognize any such gain or loss.

      Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their United States federal income tax liability for Indonesian tax withheld from dividends received in respect of the ADSs or shares of Common Stock. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends will generally constitute non-U.S. source “passive income” or “financial services income.” In certain circumstances, a U.S. Holder may be denied foreign tax credits for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held the ADSs or shares of Common Stock for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) is obligated to make related payments with respect to positions in substantially similar or related property. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for Indonesian tax withheld.

Taxation of Capital Gains

      The sale or other disposition of ADSs or shares of Common Stock (or preemptive rights with respect to such ADSs or shares) by a U.S. Holder will generally result in the recognition of U.S. source gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the holder’s adjusted basis in such ADSs or shares. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. Long-term capital gain of a non-corporate holder is currently subject to a maximum tax rate of 15% in respect of property with a holding period of more than one year. The deductibility of a capital loss is subject to limitations. Any gain will be U.S. source for foreign tax credit purposes. Any loss will generally be allocated against U.S. source income.

     Passive Foreign Investment Company Status

      Special adverse United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company (“PFIC”) under the Code. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year consists of passive income (generally, interest, dividends, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50% or more of its average assets held during a taxable year consists of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income.

      Based on the Company’s existing and anticipated future operations, the Company believes that it is not, and anticipates that it will not become in the foreseeable future, a PFIC. If the Company is not operated in the manner currently anticipated, however, the Company may be considered a PFIC for the current or for a subsequent year depending upon the composition of the Company’s income or assets.

      If the Company is or becomes a PFIC, any gain upon sale or other disposition or any “excess distribution” realized by a U.S. Holder with respect to its ADSs or shares of Common Stock would be allocated ratably over the entire period during which the U.S. Holder held such ADSs or shares of Common Stock and would be subject to the highest ordinary income tax rate for each taxable year (other than the current year of the U.S. Holder) in which the items were treated as having been earned, regardless of the rate otherwise applicable to the U.S. Holder. Such U.S. Holder would also be liable for an additional tax equal to an interest charge on the tax liability attributable to income that is treated as allocated to prior years as if such liability had actually been due in each such prior year.

      In general, an “excess distribution” is any distribution with respect to the Company’s ADSs or shares of Common Stock to the extent it exceeds 125% of the average annual distributions with respect to such ADSs or shares of Common Stock received by the U.S. Holder over the prior three years or, if shorter, the U.S. Holder’s holding period for the ADSs or shares of Common Stock.

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

     United States Federal Income Taxation of Non-U.S. Holders

      Except for the possible imposition of United States backup withholding tax (see “United States Backup Withholding and Information Reporting” below), payments of any dividend on an ADS or share of Common Stock to a holder who is not a U.S. Holder (a “non-U.S. Holder”) will not be subject to United States federal income tax, and gain from the sale, redemption or other disposition of an ADS or share of Common Stock will not be subject to United States federal income tax, provided that:

(a)	such income items are not effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (or, if a treaty applies, such non-U.S. Holder has no permanent establishment in the United States to which such income items are attributable);

(b)	there is no present or former connection between such non-U.S. Holder and the United States, including, without limitation, such non-U.S. Holder’s status as a citizen or former citizen thereof or resident or former resident thereof; and

(c)	in the case of a gain from the sale, redemption or other disposition of an ADS or share of Common Stock by an individual, the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

      If a non-U.S. Holder is engaged in a trade or business in the United States and dividend or gain with respect to an ADS or share of Common Stock of such non-U.S. Holder is effectively connected with the conduct of such trade or business (and, where a treaty applies, the non-U.S. Holder has a United States permanent establishment to which such dividend, gain or income is attributable), the non-U.S. Holder may be subject to United States income taxes on such dividend, gain or income at the statutory rates provided for United States Holders after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-U.S. Holder’s country of residence. For this purpose, dividends, gain or income in respect of an ADS or share of Common Stock will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

United States Backup Withholding and Information Reporting

      Payments made by a United States paying agent or other United States intermediary in respect of the ADSs or shares of Common Stock may be subject to information reporting to the IRS and a backup withholding tax. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification, or (ii) to a holder who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-U.S. Holder will provide such certification on IRS Form W-8 BEN(Certificate of Foreign Status) or IRS Form W-8ECI (if applicable).

      Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax, provided that the holder has complied with applicable reporting obligations.

F.	Dividends and paying agents

      Not applicable.

G.	Statement by experts

      Not applicable.

H.	Documents on display

      TELKOM files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Subject to some exceptions, TELKOM is required to file its periodic reports electronically through the SEC’s EDGAR system. Any filings TELKOM makes electronically will be available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

I.	Subsidiary Information

      Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.     Disclosure About Market Risk

General

      The Company is exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of its long-term investments. The Company does not generally hedge its long-term foreign currency liabilities as it believes that the expenses associated with fully hedging such liabilities are not justified. Instead the Company hedged its obligations for the current year. As of December 31, 2002 foreign currency time deposits provided approximately 88% coverage against foreign currency denominated current liabilities. The Company’s exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short term fixed rate assets, rates for which are reset periodically. The Company’s exposure to such market risks fluctuated significantly during 2000, 2001 and 2002 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. The Company is not able to predict whether such conditions will continue during the remainder of 2003 or thereafter.

     Interest Rate Risk

      The Company’s exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program which have been used to finance the Company’s capital expenditures which bears interest at rates based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1%, and from floating rate long-term debts of the Company’s consolidated subsidiary, Dayamitra, which bear interests at LIBOR plus a certain margin of 4% per annum. See Notes 24 and 26 to the Company’s consolidated financial statements. To the extent interest rates in Indonesia fluctuate significantly, as they did from 13.95% in early 2002 to approximately 10.95% in early 2003, the Company’s interest obligations under its long-term debt could increase.

      The table below provides information about the Company’s material financial instruments, some of which are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in Rupiah, U.S. Dollar, Netherlands Guilder, French Franc, Deutsche Mark, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered in effect as of March 14, 2003 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2002 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia; (iii) variable interest rates on U.S. Dollar and French Franc are based on interest rates offered by the various lending institutions to the Republic of Indonesia as of December 31, 2002; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2002. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the Company’s consolidated financial statements, and accordingly amounts shown in the table may vary from amounts shown in the Company’s consolidated financial statements.

	Outstanding Balance as at
	December 31, 2002
				Expected Maturity Date
	Foreign	Rp.
	Currency	Equivalent	Rate	2003	2004	2005	2006	2007	2008-2025

	(In thousand)	(Rp. in million)	(%)	(Rp. in million)
ASSETS
Fixed Rate
Cash and Cash equivalents
Time deposit
Rupiah
Principal		2,137,419		2,137,419	—	—	—	—	—
Interest			11.875		—	—	—	—	—
U.S. Dollar
Principal	345,806	3,091,510		3,091,510	—	—	—	—	—
Interest			1.625		—	—	—	—	—
Euro
Principal	18,148	170,040		170,040	—	—	—	—	—
Interest			2.25		—	—	—	—	—
Temporary Investments
Time deposits
Rupiah
Principal		523,000		523,000	—	—	—	—	—
Interest			11.0		—	—	—	—	—
Available for Sale
Securities
Rupiah		50,000		50,000	—	—	—	—	—
LIABILITIES
Short Term Bank
Loan
U.S. Dollar
Principal	4,385	39,205		39,205	—	—	—	—	—
Interest			7.03	1,449	—	—	—	—	—
Long-term debt(1)
Variable Rate
Rupiah
Principal		2,234,391		248,357	275,488	218,762	153,489	137,640	1,200,655
Interest			17.23	422,011	373,835	323,816	281,055	248,473	1,240,431
U.S. Dollar
Principal	659,311	5,907,428		2,082,843	2,282,341	226,417	174,043	126,865	1,014,920
Interest			7.52	193,324	159,439	131,264	113,114	100,008	388,529
Fixed Rate
Rupiah
Principal		2,347,780		169,930	145,391	126,519	124,748	1,100,740	680,452
Interest			14.96	281,258	269,197	259,359	251,175	200,677	346,819
U.S. Dollar
Principal	314,705	2,819,756		155,578	166,466	184,350	184,351	1,478,678	650,334
Interest			7.65	234,768	204,851	193,134	181,435	102,576	163,039
Japanese Yen
Principal	18,001,129	1,358,920		28,306	28,306	86,275	86,275	86,275	1,043,483
Interest			3.11	39,589	38,832	36,576	34,003	31,429	254,744
Euro
Principal	23,007	215,752		38,098	38,098	38,098	38,098	35,448	27,912
Interest			7.49	11,505	9,532	7,561	5,564	3,583	2,894

Note:

(1)	Long-term debt consists of loans which are subject to interest; namely two-step loans, suppliers’ credit loans, bridging loans, and long-term bank loans, in each case including their current maturities. Long-term debt, for the purpose of this table, includes liability for acquisition of a subsidiary and incorporated deferred interest.

     Exchange Rate Risk

      The Company’s exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in U.S. Dollar, Japanese Yen, French Franc, Deutsche Mark and Netherlands Guilder. For a description of the Company’s foreign currency assets and liabilities, see Note 55 to the Company’s consolidated financial statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.

      The table below provides information about the Company’s financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company’s reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Netherlands Guilder, French Franc, Deutsche Mark, and Yen debt obligations and term deposits and the Company’s accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on the assumptions the exchange rates for U.S. Dollar as well as other currencies are based on the selling and buying rates quoted by Reuters on December 31, 2002, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2002 were Rp.8,940 and Rp.8,960 to US$1, respectively. Telkomsel applied the Bank Indonesia average buy and sell rate for its monetary asset and liabilities which was Rp.8,940 to US$1.00 as of December 31, 2002. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

	Outstanding Balance as at
	December 31, 2002
			Expected Maturity Date
	Foreign
	Currency	Rp. Equivalent	2003	2004	2005	2006	2007	2008-2025

	(in thousand)	(Rp. in million)
			(Rp. in million)
ASSETS
Cash and cash equivalents
U.S. Dollar	349,800	3,127,211	3,127,211	—	—	—	—	—
Japanese Yen	36	3	3	—	—	—	—	—
Euro	18,148	170,040	170,040	—	—	—	—	—
Trade accounts receivable
U.S. Dollar	16,487	147,392	147,392	—	—	—	—	—
Other accounts receivable
U.S. Dollar	202	1,808	1,808	—	—	—	—	—
Other current assets
U.S. Dollar	16,922	151,282	151,282	—	—	—	—	—
Advances and other noncurrent assets
U.S. Dollar	2,429	21,711	21,711	—	—	—	—	—
Escrow account
U.S. Dollar	33,325	297,928	297,928	—	—	—	—	—

LIABILITIES
Trade accounts payable
U.S. Dollar	92,775	831,258	831,258	—	—	—	—	—
Japanese Yen	3,039	229	229	—	—	—	—	—
Great Britain Pound Sterling	319	4,598	4,598	—	—	—	—	—
Euro	28,255	264,959	264,959	—	—	—	—	—
Singapore Dollar	1	3	3	—	—	—	—	—
Other accounts payable
U.S. Dollar	9	77	77	—	—	—	—	—

	Outstanding Balance as at
	December 31, 2002
			Expected Maturity Date
	Foreign
	Currency	Rp. Equivalent	2003	2004	2005	2006	2007	2008-2025

	(in thousand)	(Rp. in million)
			(Rp. in million)
Accrued expenses
U.S. Dollar	17,981	161,116	161,116	—	—	—	—	—
Japanese Yen	252,604	19,069	19,069	—	—	—	—	—
Euro	9,633	90,336	90,336	—	—	—	—	—
Advance from customers and suppliers U.S. Dollar	1,555	13,935	13,935	—	—	—	—	—
Short term bank loans
U.S. Dollar	4,385	39,205	39,205	—	—	—	—	—
Long term debt(1)(2)
U.S. Dollar	974,016	8,727,185	2,238,421	2,448,807	410,766	358,394	1,605,543	1,665,254
Japanese Yen	18,001,129	1,358,920	28,306	28,306	86,275	86,275	86,275	1,043,483
Euro	23,007	215,752	38,098	38,098	38,098	38,098	35,448	27,912

Notes:

(1)	Long-term debt for the purpose of this table consists of loans denominated in foreign currencies namely, two-step loans, suppliers’ credit loan, bridging loan, liability for acquisition of a subsidiary, long-term bank loan and project cost payable, in each case including their current maturities.
(2)	Included in long-term debt are liabilities to third parties in 2002 amounting to US$696.9 million, ¥18,001.1 million, FRF130.6 million and NLG16.2 million, of project cost payable, the expected maturity date of which depend on the withdrawal authorization to be issued pursuant to the two-step loan program with the Government. For the purpose of classifying into expected maturity date, the balance of project cost payable is included in 2003 maturity.

Equity Price Risk

      The Company’s long-term investments consist primarily of minority investments in the equity of private Indonesian companies. With respect to the Indonesian companies in which the Company has investments, the financial performance of such companies may be affected by the fluctuation of macro economic and social conditions such as the level of economic activity, Rupiah exchange rates against other currencies, inflation, and interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.	CONTROL AND PROCEDURES

      In the course of the audit of TELKOM’s consolidated financial statements as of and for the year ended December 31, 2002 by KAP Drs. Hadi Sutanto & Rekan, the member firm of PricewaterhouseCoopers in Indonesia, TELKOM identified certain errors in, and made certain adjustments to, its consolidated financial statements as of and for the year ended December 31, 2002 that had been previously filed with the SEC. Following discussions between TELKOM and KAP Hans Tuanakotta &

Mustofa, the member firm of Deloitte Touche Tohmatsu (“Deloitte”) in Indonesia, the auditor of TELKOM’s consolidated financial statements as of and for the years ended December 31, 2000 and 2001, TELKOM also identified certain errors in, and made certain adjustments to, its previously issued consolidated financial statements as of and for the years ended December 31, 2000 and 2001. For a description of the adjustments, see Note 4 to the consolidated financial statements in Item 18 and Item 5 “Operating and Financial Review and Prospects — Restatement of Information Previously Reported”.

      Our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) as of December 31, 2002.

      In making this evaluation, our principal executive officer and principal financial officer considered matters relating to the restatement of our previously issued consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, including the substantial process that was undertaken during the period from July 2003 through the date hereof to ensure that all material adjustments necessary to restate such previously issued consolidated financial statements were recorded. TELKOM believes that certain of the adjustments necessary to correct such previously issued consolidated financial statements occurred because TELKOM’s control processes and procedures related to the matters underlying such adjustments were not sufficiently effective. TELKOM has also considered the reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to our internal control over financial reporting as identified and communicated to us and our Audit Committee by PwC in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002. As part of this communication, PwC informed the Audit Committee that they had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal controls with respect to (1) inadequate personnel resources with sufficient knowledge and experience in the application of Indonesian GAAP and US GAAP accounting principles; (2) deficiencies in the organizational structure of the accounting department, including the oversight function for accounting and financial reporting; (3) inadequate internal processes for the assessment of critical, significant and judgmental accounting areas; and (4) insufficient written policies and procedures for the accounting and financial reporting function, insufficient knowledge of, and compliance with, existing policies and procedures among relevant personnel, and insufficient emphasis by the internal audit function on the foregoing.

      Based on the evaluation described above and PwC’s communication to our Audit Committee, our principal executive officer and principal financial officer concluded that these material weaknesses, if not addressed, could result in accounting errors and inadequate disclosures such as those underlying the restatements of TELKOM’s consolidated financial statements for the three years ended December 31, 2002, which related to (1) our accounting for liabilities for post-employment medical benefits, (2) our accounting for liabilities for long service awards, (3) our calculation of deferred income taxes, (4) our accounting for business acquisitions, (5) our accounting for installation revenues, (6) our accounting for revenue sharing arrangements; and (7) a substantial number of other individually less significant items.

      In response to the matters identified by PwC, under the supervision of the Audit Committee, our senior management has directed that we dedicate resources and take steps to strengthen control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate such consolidated financial statements. These steps include, among others, (1) an assessment of the organizational structure of the finance department, including to determine additional resources which need to be dedicated to it; (2) the enhancement of all finance-related policies and procedures covering accounting and financial reporting; (3) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas; (4) the improvement of understanding of relevant Indonesian GAAP and US GAAP accounting principles and financial reporting responsibilities across all our business units through intensive and continuing training and proactive consultations with advisors on technical matters as they relate to our business; and

(5) modification of the mandate of TELKOM’s internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal control over financial reporting.

      Other than as described above, there have been no significant changes in our internal control over financial reporting that occurred during the last fiscal quarter period covered by this report, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

      Our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within TELKOM have been detected.

      Our principal executive officer and principal financial officer concluded, based on their most recent evaluation of internal control over financial reporting, that the “material weaknesses” in TELKOM’s internal controls materially and adversely impacted the effectiveness of TELKOM’s disclosure controls and procedures relating to the disclosure of financial information, financial performance and management’s analysis of such information and performance, and that the remedial actions referred to in the prior paragraph to address such “material weaknesses” are necessary to ensure the effectiveness of TELKOM’s disclosure controls and procedures as they relate to such information. However, our principal executive officer and principal financial officer further concluded, based on such evaluation, that in all other material respects the design and operation of TELKOM’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

      Not applicable

ITEM 16B.	CODE OF ETHICS

      Not applicable

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Not applicable

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS

      Not applicable

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS

      See pages F-1 through F-120.

ITEM 19.	EXHIBITS

      Exhibit 1 — The Articles of incorporation of TELKOM, amended as of January 10, 2002, together with an English translation thereof, are filed with TELKOM’s 2001 Form 20-F on May 30, 2002 and hereby incorporated by reference.

Exhibit 2 — Not applicable.

Exhibit 3 — Not applicable.

Exhibit 4 — Material Contracts Exhibits:

4.1		Agreement for the Sale and Purchase of the Assets Relating to TELKOM Mobile between TELKOM and Telkomsel, dated April 3, 2002.
4.2		Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.3		Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.4		First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.5		Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.6		Conditional Sale and Purchase Agreement between TELKOM and Singapore Telecom Mobile Pte. Ltd., dated April 3, 2002.
4.7		Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.8		Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.9*		Kontrak Pengadaan Satelit Telkom-2 (Contract on Procurement of Telkom-2 Satellite) between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.10	*	Kontrak Jasa Peluncur Satelit Telkom-2 (Agreement on Launch Services of Telkom-2 Satellite) between TELKOM and Arianespace S.A., dated November 8, 2002.
4.11		Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.12		Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2002.
4.13		Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.14		Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.
4.15		Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.

4.16		Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.17		Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.18		Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.19		Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.20	*	Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.21		Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.22		Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.23		Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.24		Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.25		Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.26		Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.27		Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.28		Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.29		Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatera, dated June 12, 2003.
4.30		Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.31		Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.32		Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.33		Thailand-Indonesia-Singapore Cable Network Construction and Maintenance Agreement among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.34		Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.35		Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.36		Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim dated February 9, 2004.

*	Filed with original Annual Report on Form 20-F filed April 17, 2003 and incorporated herein by reference.

Exhibit 5 — Not applicable.

Exhibit 6 — Earnings per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2000, 2001 and 2002. TELKOM does not have potentially dilutive ordinary shares.

Exhibit 7 — Not applicable.

Exhibit 8 — List of subsidiaries as of December 31, 2002:

Name Under Which
	Jurisdiction of	Subsidiary Conducts
Name of Subsidiary	Incorporation	its Business

PT Infomedia Nusantara	Indonesia	Infomedia
PT Indonusa Telemedia	Indonesia	Indonusa
PT Telekomunikasi Selular	Indonesia	Telkomsel
PT Dayamitra Telekomunikasi	Indonesia	Mitratel
PT Graha Sarana Duta	Indonesia	GSD
PT Pramindo Ikat Nusantara	Indonesia	PIN

Exhibit 9 — Not applicable.

Exhibit 10 — Not applicable.

Exhibit 11 — Not applicable.

Exhibit 12 — See Exhibits 12.1 and 12.2 attached hereto.

Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.

Exhibit 14 — Not applicable.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 9 day of February, 2004.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Kristiono

KRISTIONO
President Director
Date: February 9, 2004

PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA Tbk

AND SUBSIDIARIES

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS, BOARD OF COMMISSIONERS AND DIRECTORS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK.

      We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2000 and 2001, after the restatements referred to in Notes 4 and 57, were audited by other independent auditors whose report dated February 28, 2002, except for Notes 4 and 57(3) of those consolidated financial statements, as to which the date is January 29, 2004, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the Indonesia.

      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, after the restatements referred to in Note 57(3), is presented in Note 57 to the consolidated financial statements.

      As discussed in Notes 4 and 57, the Company has made adjustments to the previously reported consolidated financial statements for the years ended December 31, 2000, 2001, and 2002.

      Also, as discussed in Notes 4 and 54, the consolidated financial statements as at and for the year ended December 31, 2002 were previously audited by another auditor whose report was dated March 25, 2003.

Jakarta, January 29, 2004

DRS. IRHOAN TANUDIREDJA BAP

License of Public Accountant No. 99.1.0683

INDEPENDENT AUDITORS’ REPORT

No. 280202 TI LSW SAR3 — 20F

The Stockholders, Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk

      We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the Company’s acquisition of a controlling interest in PT Telekomunikasi Selular (Telkomsel), in a transaction between entities under common control that has been accounted for in a manner similar to a pooling of interests as described in Note 5 to the consolidated financial statements. We did not audit the financial statements of Telkomsel as of December 31, 2000 and 2001, which statements reflect total assets constituting 23% of consolidated total assets at December 31, 2001, and total revenues constituting 27% and 35%, respectively, of consolidated total revenues for each of the years in the two-year period ended December 31, 2001. Those statements were audited by other auditors, who have ceased operations, and whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, is based solely on the report of such other auditors who have ceased operations.

      We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors who have ceased operations, the 2000 and 2001 consolidated financial statements present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2001, and the results of their operations, changes in their equity, and their cash flows for each of the years in the two-year period ended December 31, 2001 in conformity with accounting principles generally accepted in Indonesia

(DELOITTE LETTERHEAD FOOTER)

      Generally accepted accounting principles in Indonesia vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). A description of the significant differences between those two generally accepted accounting principles and approximate effects of those differences on the net income for the years end December 31, 2000 and 2001 and equity as of December 31, 2001 are set forth in Note 57 to the consolidated financial statements.

      As discussed in Note 4 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2000 and 2001 have been restated under Indonesian GAAP. As discussed in Note 57(3), the reconciliation to U.S. GAAP have also been restated.

HANS TUANAKOTTA MUSTOFA & HALIM

Ludovicus Sensi W, SE, MM, BAP
License No. 99.1.0705

February 28, 2002, except for Notes 4 and 57(3) as to which the date is January 29, 2004.

Independent Auditors’ Report

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY PRASETIO, UTOMO & CO., A MEMBER FIRM OF ARTHUR ANDERSEN, AND HAS NOT BEEN REISSUED BY PRASETIO, UTOMO & CO.

Report No. 36859S

The Board of Directors and Stockholders

PT Telekomunikasi Selular

      We have audited the balance sheets of PT Telekomunikasi Selular as of December 31, 1999, 2000 and 2001, and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 1999, 2000 and 2001 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Indonesia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Telekomunikasi Selular as of December 31, 1999, 2000 and 2001, and the results of its operations, the changes in its stockholders’ equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

      Note 28 to the financial statements of PT Telekomunikasi Selular includes a summary of the effects the economic conditions in Indonesia have had on the Company, as well as measures the Company has implemented or plans to implement in response to the economic conditions. The accompanying financial statements include the effects of the economic conditions to the extent they can be determined and estimated.

      Generally accepted accounting principles in Indonesia vary in certain respects with those in the United States of America. A description of the difference between those two generally accepted accounting principles and the effects of those differences on net income and stockholders’ equity are set forth in Notes 30 and 31, respectively, to the financial statements of PT Telekomunikasi Selular.

PRASETIO, UTOMO & CO.

License No. 98.2.0024
Drs. Rusdy Daryono
License No. 98.1.0061

February 28, 2002

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

ASSETS

	Notes	2001	2002

		Rp	Rp	US$ (Note 3)
CURRENT ASSETS
Cash and cash equivalents	2f,7,48	3,644,213	5,699,070	636,768
Temporary investments	2g,8,48	348,915	573,000	64,022
Trade accounts receivable	2h,9,10,48
Related parties — net of allowance for doubtful accounts of Rp325,930 million in 2001 and Rp95,676 million in 2002		1,055,387	886,763	99,080
Third parties — net of allowance for doubtful accounts of Rp252,855 million in 2001 and Rp407,313 million in 2002		1,389,246	1,919,904	214,514
Other accounts receivable — net of allowance for doubtful accounts of Rp26,964 million in 2001 and Rp24,253 million in 2002	2h,48	196,664	198,493	22,178
Inventories — net of allowance for obsolescence of Rp48,997 million in 2001 and Rp53,795 million in 2002	2i,11	191,092	139,682	15,607
Prepaid expenses	2j	335,720	353,656	39,515
Prepaid taxes	42	—	84,674	9,461
Other current assets	12	139,075	691,788	77,295

Total Current Assets		7,300,312	10,547,030	1,178,440

NON-CURRENT ASSETS
Long-term investments — net	2g,13	191,382	183,147	20,463
Property, plant and equipment — net of accumulated depreciation of Rp15,692,875 million in 2001 and Rp18,886,345 million in 2002	2k,2l,14	22,891,039	28,448,606	3,178,615
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp840,918 million in 2001 and Rp842,964 million in 2002	2m,16,51	452,733	377,622	42,192
Advances and other non-current assets	48	677,519	299,474	33,461
Intangible assets — net of accumulated amortisation of Rp55,709 million in 2001 and Rp187,990 million in 2002	1b,2d,17	1,327,868	3,898,817	435,622
Advance payment for investment in shares of stock	6c,56d	17,360	247,583	27,663
Escrow account	6,18	171,080	297,928	33,288
Property not used in operations		6,777	6,889	770

Total Non-current Assets		25,735,758	33,760,066	3,772,074

TOTAL ASSETS		33,036,070	44,307,096	4,950,514

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

DECEMBER 31, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2001	2002

		Rp	Rp	US$ (Note 3)
CURRENT LIABILITIES
Trade accounts payable	19,48
Related parties		719,626	790,227	88,294
Third parties		1,039,937	2,272,624	253,925
Other accounts payable	48	49,392	215,775	24,109
Taxes payable	2s,42	1,877,988	1,109,632	123,981
Dividends payable		1,411	1,494	167
Accrued expenses	20	919,914	1,949,914	217,867
Unearned income	2m	271,928	445,561	49,783
Advances from customers and suppliers	21	213,432	293,522	32,796
Short-term bank loans	22	500,000	39,205	4,380
Current maturities of long-term liabilities	23	1,542,600	2,590,227	289,411
Liability for cross-ownership transactions	5	2,406,309	—	—

Total current liabilities		9,542,537	9,708,181	1,084,713

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,42	1,818,236	3,083,166	344,488
Unearned income on revenue-sharing arrangements	2m,16,38,51	195,068	142,797	15,955
Unearned initial investor payments under joint operation scheme	2n,35,50	111,834	66,117	7,387
Provision for long service award	2r,46	275,834	489,231	54,663
Provision for post-retirement benefits	2r,47	1,045,525	1,602,494	179,050
Long-term liabilities — net of current maturities
Two-step loans — related party	24,48	8,637,340	7,734,033	864,138
Guaranteed notes and bonds	28	—	2,313,510	258,493
Suppliers’ credit loans	25	395,020	175,625	19,623
Bank loan	29	73,150	85,355	9,537
Bridging loan	26	111,401	53,405	5,967
Project cost payable		242,809	15,512	1,733
Other long-term debt		10,181	9,275	1,036
Liabilities for acquisition of subsidiaries	6,27	260,840	1,618,979	180,892

Total non-current liabilities		13,177,238	17,389,499	1,942,962

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	30	1,235,334	2,595,799	290,033

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

DECEMBER 31, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

STOCKHOLDERS’ EQUITY

	Notes	2001	2002

		Rp	Rp	US$ (Notes 3)

Capital stock — Rp500 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 39,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 10,079,999,639 Series B shares	31	5,040,000	5,040,000	563,129
Additional paid-in capital	32	1,073,333	1,073,333	119,925
Difference in value of restructuring transactions between entities under common control	2d,5,6b	(6,992,233)	(7,288,271)	(814,332)
Difference due to change of equity in associated companies	2g	489,178	424,020	47,377
Translation adjustment	2g,3	256,674	235,665	26,331
Unrealized loss on decline in value of securities	2g,8	(207)	—	—
Retained earnings
Appropriated	44	320,392	745,404	83,285
Unappropriated	44	8,893,824	14,383,466	1,607,091

Total Stockholders’ Equity		9,080,961	14,613,617	1,632,806

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		33,036,070	44,307,096	4,950,514

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of
United States Dollars, except per share and per ADS data)

	Notes	2000	2001	2002

		Rp	Rp	Rp	US$ (Notes 3)
OPERATING REVENUES
Telephone	2p,33
Fixed lines		5,177,864	6,415,156	7,264,099	811,631
Cellular		2,890,002	4,707,998	6,226,801	695,732
Interconnection	2p,34,48	980,985	1,423,686	2,831,334	316,350
Joint operation schemes	2n,35,50	2,267,154	2,219,586	2,128,145	237,782
Data and Internet	36	107,934	673,184	1,551,626	173,366
Network	37	340,034	414,929	316,098	35,318
Revenue-sharing arrangements	2m,38,51	287,670	264,253	263,754	29,470
Other telecommunications related services		138,535	165,015	220,961	24,688

Total Operating Revenues		12,190,178	16,283,807	20,802,818	2,324,337

OPERATING EXPENSES
Personnel	39	1,770,472	2,281,245	4,387,568	490,231
Depreciation	2k,2l,2m,14,16	2,419,069	2,869,772	3,473,370	388,086
Operations, maintenance and telecommunication services	40	1,385,735	2,149,921	2,290,219	255,890
General and administrative	41	871,683	1,343,456	1,146,294	128,078
Marketing		147,160	220,006	375,152	41,916

Total Operating Expenses		6,594,119	8,864,400	11,672,603	1,304,201

OPERATING INCOME		5,596,059	7,419,407	9,130,215	1,020,136

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel	1b	—	—	3,196,380	357,137
Interest income	48	691,962	571,586	479,802	53,609
Interest expense	48	(816,749)	(1,329,642)	(1,582,750)	(176,843)
Gain (loss) on foreign exchange — net	2e	(944,077)	(378,720)	556,613	62,191
Equity in net (loss) income of associated companies	2g,13	(232,044)	(85,686)	4,598	514
Other — net		313,078	352,946	(35,956)	(4,016)

Other income (charges) — net		(987,830)	(869,516)	2,618,687	292,592

INCOME BEFORE TAX		4,608,229	6,549,891	11,748,902	1,312,728

TAX EXPENSE
Current tax	2s,42	(1,228,199)	(2,177,366)	(2,747,762)	(307,013)
Deferred tax	2s,42	(292,095)	170,471	(151,209)	(16,895)

		(1,520,294)	(2,006,895)	(2,898,971)	(323,908)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		3,087,935	4,542,996	8,849,931	988,820

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	30	(312,930)	(474,605)	(810,222)	(90,527)

NET INCOME		2,775,005	4,068,391	8,039,709	898,293

BASIC EARNINGS PER SHARE	2t,43
Net income per ADS
(20 Series B shares per ADS)		5,505.96	8,072.20	15,951.80	1.78
Net income per share		275.30	403.61	797.59	0.09

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference due to
				change of equity
			Additional	in associated	Translation
Description	Notes	Capital stock	paid-in capital	companies	adjustment

		Rp	Rp	Rp	Rp
Balance as of January 1, 2000 — as previously presented		5,040,000	1,073,333	430,722	162,299
Prior period adjustment	4	—	—	184,595	69,557

Balance as of January 1, 2000 — as restated		5,040,000	1,073,333	615,317	231,856
Equity in subsidiary resulting from the recast of financial statements due to common control transaction		—	—	—	—
Difference due to change of equity in Telkomsel and PSN		—	—	(6,178)	—
Unrealized loss on decline in value of securities		—	—	—	—
Foreign currency translation of CSM and PSN		—	—	—	21,164
Resolved during the Annual General Meeting of the Stockholders on April 7, 2000:
Declaration of cash dividend	44	—	—	—	—
Appropriation for general reserve	44	—	—	—	—
Net income for the year — as restated		—	—	—	—

Balance as of December 31, 2000 — as restated		5,040,000	1,073,333	609,139	253,020

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Equity in
		subsidiary
	Unrealized loss	resulting from
	on decline in	the recast of	Retained earnings		Total
	value of	financial			stockholders’
Description	securities	statements	Appropriated	Unappropriated	equity

	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2000 — as previously presented	(159)	791,302	171,719	5,346,395	13,015,611
Prior period adjustment	—	—	—	(459,762)	(205,610)

Balance as of January 1, 2000 — as restated	(159)	791,302	171,719	4,886,633	12,810,001
Equity in subsidiary resulting from the recast of financial statements due to common control transaction	—	430,231	—	(470,992)	(40,761)
Difference due to change of equity in Telkomsel and PSN	—	—	—	—	(6,178)
Unrealized loss on decline in value of securities	(6)	—	—	—	(6)
Foreign currency translation of CSM and PSN	—	—	—	—	21,164
Resolved during the Annual General Meeting of the Stockholders on April 7, 2000:
Declaration of cash dividend	—	—	—	(1,086,161)	(1,086,161)
Appropriation for general reserve	—	—	21,723	(21,723)	—
Net income for the year — as restated	—	—	—	2,775,005	2,775,005

Balance as of December 31, 2000 — as restated	(165)	1,221,533	193,442	6,082,762	14,473,064

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring
				transactions	Difference due to
				between	change of equity
			Additional	entities under	in associated	Translation
Description	Notes	Capital stock	paid-in capital	common control	companies	adjustment

		Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2001 — as restated		5,040,000	1,073,333	—	609,139	253,020
Restructuring transactions between entities under common control	5	—	—	(6,992,233)	—	—
Reversal of difference due to change of equity in Satelindo		—	—	—	(290,442)	—
Difference due to change of equity in Telkomsel		—	—	—	170,481	—
Unrealized loss on decline in value of securities		—	—	—	—	—
Foreign currency translation of CSM	13	—	—	—	—	3,654
Resolved during the Annual General Meeting of the Stockholders on May 10, 2001:
Declaration of cash dividend	44	—	—	—	—	—
Appropriation for general reserve	44	—	—	—	—	—
Net income for the year — as restated		—	—	—	—	—

Balance as of December 31, 2001 — as restated		5,040,000	1,073,333	(6,992,233)	489,178	256,674

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Equity in
		subsidiary
	Unrealized	resulting from
	loss on decline	the recast of	Retained earnings		Total
	in value of	financial			stockholders’
Description	securities	statements	Appropriated	Unappropriated	equity

	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2001 — as restated	(165)	1,221,533	193,442	6,082,762	14,473,064
Restructuring transactions between entities under common control	—	(1,221,533)	—	(241,725)	(8,455,491)
Reversal of difference due to change of equity in Satelindo	—	—	—	—	(290,442)
Difference due to change of equity in Telkomsel	—	—	—	—	170,481
Unrealized loss on decline in value of securities	(42)	—	—	—	(42)
Foreign currency translation of CSM	—	—	—	—	3,654
Resolved during the Annual General Meeting of the Stockholders on May 10, 2001:
Declaration of cash dividend	—	—	—	(888,654)	(888,654)
Appropriation for general reserve	—	—	126,950	(126,950)	—
Net income for the year — as restated	—	—	—	4,068,391	4,068,391

Balance as of December 31, 2001 — as restated	(207)	—	320,392	8,893,824	9,080,961

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change
			Additional	between	of equity in
		Capital	paid-in	entities under	associated	Translation
Description	Notes	stock	capital	common control	companies	adjustment

		Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2002 — as restated		5,040,000	1,073,333	(6,992,233)	489,178	256,674
Foreign currency translation of CSM	13	—	—	—	—	(21,009)
Sale of investment in mutual fund Reksa Dana Seruni		—	—	—	—	—
Acquisition of Pramindo	6b	—	—	(296,038)	—	—
Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	1b	—	—	—	(65,158)	—
Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividend	44	—	—	—	—	—
Appropriation for general reserve	44	—	—	—	—	—
Net income for the year — as restated		—	—	—	—	—

Balance as of December 31, 2002 — as restated		5,040,000	1,073,333	(7,288,271)	424,020	235,665

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Unrealized
	loss on
	decline in	Retained earnings		Total
	value of			stockholders’
Description	securities	Appropriated	Unappropriated	equity

	Rp	Rp	Rp	Rp
Balance as of January 1, 2002 — as restated	(207)	320,392	8,893,824	9,080,961
Foreign currency translation of CSM	—	—	—	(21,009)
Sale of investment in mutual fund Reksa Dana Seruni	207	—	—	207
Acquisition of Pramindo	—	—	—	(296,038)
Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	—	—	—	(65,158)
Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividend	—	—	(2,125,055)	(2,125,055)
Appropriation for general reserve	—	425,012	(425,012)	—
Net income for the year — as restated	—	—	8,039,709	8,039,709

Balance as of December 31, 2002 — as restated	—	745,404	14,383,466	14,613,617

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2000	2001	2002

	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone and interconnection — net
Fixed lines	4,883,551	6,310,052	7,230,394	807,865
Cellular	2,832,332	5,237,087	7,098,585	793,138
Joint operation scheme	1,950,693	1,717,154	1,577,976	176,310
Interconnection — net	1,252,742	1,127,545	1,697,073	189,617
Other services	771,480	697,348	1,132,077	126,489

Total cash receipts from operating revenues	11,690,798	15,089,186	18,736,105	2,093,419
Cash payments for operating expenses	(3,149,770)	(5,321,836)	(5,800,470)	(648,097)

Cash generated from operations	8,541,028	9,767,350	12,935,635	1,445,322
Interest received	725,489	590,966	480,288	53,664
Income tax payments	(1,642,818)	(2,098,272)	(1,914,895)	(213,955)
Interest paid	(856,961)	(1,256,404)	(900,660)	(100,632)
Cash receipts from customers and advances	109,021	8,949	264,105	29,509

Net cash provided from operating activities	6,875,759	7,012,589	10,864,473	1,213,908

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	5,118,034	7,892,554	1,497,883	167,361
Proceeds from sale of property, plant and equipment	5,950	10,944	204,008	22,794
Purchase of marketable securities and placements in time deposits	(7,682,827)	(4,370,479)	(2,222,175)	(248,288)
Sale of 12.72% of Telkomsel	—	—	3,948,945	441,223
Payment for cross ownership transactions	—	(5,967,430)	(2,406,309)	(268,861)
Acquisition of subsidiaries	—	(275,849)	(243,561)	(27,214)
Acquisition of property, plant and equipment	(2,366,450)	(3,591,449)	(6,625,292)	(740,256)
Decrease in advances and others	16,722	187,313	71,569	7,996
Payment of advance for investment in shares of stock	—	—	(230,223)	(25,723)
Acquisition of long-term investments	(14,000)	(1,400)	(37,607)	(4,202)
Acquisition of intangible assets	—	—	(7,213)	(806)

Net cash used in investing activities	(4,922,571)	(6,115,796)	(6,049,975)	(675,976)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment for debt issuance cost	—	—	(53,915)	(6,024)
Proceeds from bonds	—	—	2,365,314	264,281
Repayment of long-term liabilities	(894,998)	(985,403)	(2,493,738)	(278,630)
Repayment of promissory notes issued for acquisition of subsidiaries	—	(247,640)	(771,066)	(86,153)
Cash dividends paid	(1,218,009)	(1,023,355)	(2,327,458)	(260,051)
Decrease (increase) in escrow account	3,034	(171,077)	(126,848)	(14,173)
Decrease in other non-current assets	—	264,664	—	—
Receipts from loan	—	500,000	737,495	82,402

Net cash used in financing activities	(2,109,973)	(1,662,811)	(2,670,216)	(298,348)

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2000	2001	2002

	Rp	Rp	Rp	US$ (Note 3)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(156,785)	(766,018)	2,144,282	239,584
EXCHANGE RATE CHANGES	120,999	76,568	(89,425)	(9,991)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,369,449	4,333,663	3,644,213	407,175

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,333,663	3,644,213	5,699,070	636,768

SUPPLEMENTAL CASH FLOW INFORMATION
Non cash investing and financing activities:
Increase in property under construction through the incurrence of long-term debt	580,584	60,341	480,756	53,716
Increase in property and equipment through lease liabilities	—	2,483	—	—
Capitalization of borrowing costs during construction:
Losses (gains) on foreign exchange — net	179,207	1,746	(27,568)	(3,080)
Interest	62,534	8,089	20,108	2,247
Conversion of receivable to long-term investment	—	92,750	—	—
Changes from equity transactions of associated companies affecting the following accounts:
Long-term investment	14,986	174,135	—	—
Foreign currency translation of CSM’s and PSN’s financial statements	21,164	3,654	21,009	2,347
Difference due to change of equity in associated companies	(6,178)	170,481	—	—
Acquisition of subsidiary through the issuance of promissory notes	—	1,171,157	3,329,004	371,956

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1. GENERAL

     a. Establishment and General Information

      Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally a part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

      In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 4 dated January 10, 2002, of Notary A. Partomuan Pohan, S.H., LLM., concerning the change in the Company’s objective, scope of activities, directors’ scope of authorities and the composition of the Company’s board of commissioners. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-00682HT.01.04.Th.2002 dated January 15, 2002.

      The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, the Company has entered into agreements with investors to develop, manage and operate telecommunications facilities under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Note 50).

      Under Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunications services. In providing telecommunications services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunications sector from the previous Ministry of Tourism, Post and Telecommunications in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunications services, further regulates that cooperation which provides basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

      The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

      On September 8, 1999, the Government issued Law No. 36/1999 on Telecommunications to replace Law No. 3/1989. Under the new Law, which took effect from September 2000, telecommunications activities cover:

i. Telecommunications networks

ii. Telecommunications services

iii. Special telecommunications

      National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

      Under Law No. 36/1999, activities that result in monopolistic practices and unhealthy competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

      Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local wireline and fixed wireless services was shortened to expire in August 2002 and August 2003 for domestic long-distance telecommunication services. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government. It is expected that as part of the compensation arrangement with the Company, the new operators will be granted a permit to provide international telecommunications services effective from August 2003. On September 30, 2003 the Company submitted an application for international service provision license to the Minister of Communications as regulator. In response, the Minister through his letter dated December 1, 2003, has not granted such license to the Company awaiting determination of compensation settlement. The Company expects such settlement will be finalized in the first half 2004.

      Based on a press release from the Co-ordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

      The Company’s head office is located in Jalan Japati No. 1, Bandung, West Java. In 1996, five of the Company’s seven regional divisions started to operate as separate units (known as “KSO Units”) under Joint Operation Schemes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      According to article 3 of its articles of association, the scope of the Company’s activities is as follows:

1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:

i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

      As of December 31, 2001 and 2002, the Company had 37,422 employees and 34,678 employees, respectively, including those in the KSO Units, while the subsidiaries have an additional 3,183 employees and 3,722 employees, respectively.

      Based on the resolution of Stockholders’ Annual General Meeting, the minutes of which have been notarized by deed No. 17 dated May 10, 2001 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners from 2001 to 2004 is as follows:

President Commissioner	:	Bacelius Ruru
Commissioner	:	Noor Fuad
Commissioner	:	Purnomo Sidhi
Commissioner	:	Andi Siswaka Faisal
Commissioner	:	Rahardjo Tjakraningrat

      Based on the resolution of the Stockholders’ Extraordinary General Meeting, the minutes of which have been notarized by deed No. 6 dated April 7, 2000 of the same notary, the composition of the Board of Directors from 2000 to 2005 is as follows:

President Director	:	Muhammad Nazif
Director of Finance	:	Mursyid Amal
Director for Human Resources Development	:	Taufik Akbar
Director for Operational and Marketing	:	Komarudin Sastrakoesoemah
Director for Planning and Technology	:	Kristiono

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Based on the resolution of the Stockholders’ Extraordinary General Meeting, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners from 2002 to 2004 is as follows:

President Commissioner	:	Bacelius Ruru
Commissioner	:	Agus Haryanto
Commissioner	:	Djamhari Sirat
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

      Based on the resolution of the Stockholders’ Extraordinary General Meeting, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of the same notary, the composition of the Board of Directors from 2002 to 2005 is as follows:

President Director	:	Kristiono
Director of Finance	:	Guntur Siregar
Director of Telecommunications Service Business	:	Garuda Sugardo
Director of Human Resources and Support Business	:	Agus Utoyo
Director of Telecommunications Network Business	:	Suryatin Setiawan

  b. Subsidiaries

      The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total assets
			ownership		Start of	before eliminations
					commercial
Subsidiaries	Domicile	Nature of business	2001	2002	operations	2001	2002

			%	%		Rp	Rp
PT Infomedia Nusantara	Jakarta	Data and information service	51.00	51.00	1995	215,867	265,830
PT Indonusa Telemedia	Jakarta	Multimedia	57.50	57.50	1995	52,683	49,787
PT Telekomunikasi Selular	Jakarta	Telecommunications	77.72	65.00	1995	7,363,322	11,255,500
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90.32	90.32	1995	944,574	854,007
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	37,286	44,998
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	—	100.00	1995	—	1,911,183

      The Company owns an indirect investment through its subsidiary in the following company:

				Percentage of
				Ownership		Start of
			Nature of			Commercial
Subsidiary	Stockholder	Domicile	Business	2001	2002	Operations

				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Financing	—	100	2002

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

  PT Infomedia Nusantara (“Infomedia”)

      Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

  PT Indonusa Telemedia (“Indonusa”)

      Indonusa is engaged in providing multimedia telecommunications services.

      The Company increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 new shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million (Note 17).

      On August 8, 2003, the Company increased its investment in Indonusa to 88.08% through a share swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) in which the Company agreed to sell all of its shares in PT Komunikasi Selular Indonesia, PT Metro Selular Nusantara and PT Telekomunikasi Selular Raya, and in return acquired additional shares in Indonusa and received a call option to purchase additional shares in PT Pasifik Satelit Nusantara (Note 56b).

      On October 29, 2003, following a conversion of Indonusa’s debt to the Company into shares, the Company’s ownership increased to 90.39% (Note 56b).

  PT Telekomunikasi Selular (“Telkomsel”)

      Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

      The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%. The accounting treatment of the cross-ownership transaction is discussed further in Note 5.

      On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telkom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of the capital of Telkomsel, representing 12.72% of the issued and paid up capital of Telkomsel for a total consideration of US$429,000,000 (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

      The sale of the shares closed on July 30, 2002 and the Company recognized a gain of Rp3,196,380 million which was specifically identified in the Statement of Income as “Gain on sale of long-term investment in Telkomsel” and includes an amount of Rp65,158 million reflecting the realisation of a portion of gains attributable to past equity transactions in Telkomsel. For tax purposes, the gain was Rp30,294 million reflecting the higher tax base cost of the shares sold.

  PT Dayamitra Telekomunikasi (“Dayamitra”)

      Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders.

      Details of this acquisition are discussed further in Note 6a.

  PT Graha Sarana Duta (“GSD”)

      GSD is engaged in construction, sales and lease of offices, housing and hotels.

      On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million (Note 17).

      On November 28, 2001, the Company sold one share to a related party for Rp9.5 million thereby reducing the Company’s ownership interest to 99.99%.

  PT Pramindo Ikat Nusantara (“Pramindo”)

      Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid up share capital of Pramindo.

      Details of this acquisition are discussed further in Note 6b.

      Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% interest in Pramindo (Notes 2b and 4).

  Telekomunikasi Selular Finance Limited (“TSFL”)

      Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

     c. Public offering of shares of the Company

      The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, comprising 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represents 20 series B shares.

      In December 1996, the Government sold 388,000,000 series B shares, and later in 1997, the Government distributed 2,670,300 series B shares as an incentive for the stockholders not to sell their

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 series B shares.

      Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued shares of capital stock. The share dividend was distributed to existing stockholders in August 1999.

      In December 2001, the Government sold 1,200,000,000 shares or 11.9% of the series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the series B shares.

      As of December 31, 2002, all of the Company’s series B shares have been listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 39,717,017 ADS shares have been listed on the New York Stock Exchange and London Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Presented below are the significant accounting policies adopted in preparing the consolidated financial statements of the Company and subsidiaries, which are in conformity with generally accepted accounting principles in Indonesia.

     a. Consolidated financial statement presentation

      The consolidated financial statements, except for statements of cash flows, are prepared under the accruals basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

      The consolidated statements of cash flows are prepared using the direct method by classifying cash flows on the basis of operating, investing and financing activities.

      Figures in the consolidated financial statements are rounded to and stated in millions of Indonesian Rupiah (“Rp”) unless otherwise stated.

     b. Principles of consolidation

      The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal. The Company does not consolidate a subsidiary if control is expected to be temporary.

      In the case of PT Pramindo Ikat Nusantara (“Pramindo”), the Company has evaluated the scope and terms of this investment and concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid.

     c. Transactions with related parties

      The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Statement of Financial Accounting Standards (“PSAK”) No.7 “Related Party Disclosures”.

     d. Acquisitions and business divestitures

      The cross-ownership transactions with Indosat, and a portion of the Pramindo acquisition, have been accounted for as a reorganization of entities under common control because the Company and Indosat (at the dates of the relevant transactions) were both controlled by the Government. These relevant transactions have been recorded at historical cost, in a manner similar to that in pooling of interests accounting.

      The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, has been charged to equity as “Difference in value of restructuring transactions between entities under common control”.

      The acquisition of a subsidiary from a third party is accounted for using the purchase method. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets and liabilities acquired is recorded as goodwill and amortized using the straight-line method over a period generally not expected to be more than five years.

     e. Foreign currency transactions and translation

      The books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions during the year denominated in foreign currencies are recorded at the rates of exchange prevailing at the time of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated to reflect the rates of exchange prevailing at that date. The resulting gains or losses are credited or charged to current operations, except for foreign exchange differences that can be attributed to qualifying assets, which are capitalized.

      The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Bridge Telerate in 2001 and Reuters in 2002. The buy and sell rates published by Bridge Telerate were Rp10,400 and Rp10,450 to US$1 as of December 31, 2001. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp8,940 and Rp8,960 to US$1 as of December 31, 2002.

     f. Cash and cash equivalents

      Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of three months or less from the date of placement, net of overdraft, if any.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     g. Investments

     i. Time deposits

      Time deposits with maturities of more than three months are presented as temporary investments.

     ii. Investments in securities

      Investments in available-for-sale securities are stated at fair value. Unrealized gains or losses from the increase or decrease in fair value are recorded as part of equity. Realized gains and losses are included in operations when securities are sold, and calculated based on the specific identification method. Other than temporary declines in value are charged to income when conditions giving rise to the impairment occurs. Investments held to maturity are stated at cost, less amortization of premium or discount.

     iii. Investments in associated companies

      Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but which it does not control, are accounted for using the equity method. Based on this method, the cost of investment is increased/(decreased) by the Company’s proportionate share in the income or loss of the associated company from the date of acquisition and dividends received. The carrying amount of the investments is written down to recognize any other than temporary decline in the value of individual investments. Any such write down is charged directly to current operations.

      Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized in equity as “Difference Due to Change of Equity in Associated Companies”.

      The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollars. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated at the average rates of exchange for the year. The resulting translation adjustments are shown as part of equity as “Translation Adjustment” under the equity section in the consolidated balance sheets.

     iv. Other investments

      Investments in shares of stock with ownership of less than 20% that do not have readily determinable fair values and are intended for long-term investments are stated at cost. The carrying amount of the investment is written down to recognize any other than temporary decline in the value of the individual investments. Any such write down is charged directly to current operations.

     h. Trade and other accounts receivable

      Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off as bad debt during the period in which they are determined to be not collectible.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     i. Inventories

      Inventories are stated at cost. For component inventories, costs are determined using the weighted average method, for module inventories costs are determined using the specific identification method. Provisions are made to reduce the carrying value of inventories to the lower of cost or net realizable value.

      A provision for obsolete inventory is determined on the basis of the estimated future usage of individual items.

     j. Prepaid expenses

      Prepaid expenses are amortized over their beneficial periods using the straight-line method.

     k. Property, plant and equipment — direct acquisitions

      Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

      Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Switching equipment	5–15
Telegraph, telex and data communication equipment	5–15
Transmission installation and equipment	5–20
Satellite, earth station and equipment	3–15
Cable network	5–15
Power supply	3–10
Data processing equipment	3–10
Other telecommunications peripherals	5
Office equipment	3–5
Vehicles	5–8
Other equipment	5

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

      The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increases in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

      Computer software used for data processing is included with the value of the associated hardware.

      Property under construction is stated at cost, which includes borrowing costs incurred to finance the construction which is proportionally attributed either directly or indirectly to the qualifying assets.

     l. Property, plant and equipment under capital leases

      Property, plant and equipment acquired by means of capital leases are presented at the present value of the minimum lease payments plus any a purchase option. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

      Leased assets are depreciated using the same method and estimated useful lives used for directly acquired property and equipment.

     m. Revenue-sharing arrangements

      The Company records assets under revenue sharing agreements as “Property, Plant and Equipment under Revenue-Sharing Arrangements” (with a corresponding initial credit to “Unearned Income under Revenue-Sharing Arrangements” presented under Liabilities) based on the costs incurred by the investors as agreed upon in the contracts entered into by the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

      The unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method. At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified into the “Property, Plant and Equipment” account.

      Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

     n. Joint operation schemes

      Revenues from the operations of telecommunication facilities and the provision of telecommunication services which have been transferred by the Company to KSO investors include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

      The unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting January 1, 1996.

      MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

      The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO scheme.

     o. Deferred charges for landrights

      Expenses related to the legal processing of landrights are deferred and amortized using the straight-line method over the legal term of the landright.

     p. Revenue and expenses recognition

     i. Fixed Line Telephone Revenues

      Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

     ii. Cellular Telephone Revenues

      Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module (“SIM”) cards and pulse reload vouchers, are recognized as follows:

1. Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2. Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

     iii. Interconnection Revenues

      Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented on a net basis.

      Expenses are recognized on an accruals basis.

     q. Pension plan

     i. Defined Benefit Pension Plan

      The Company and certain subsidiaries established a defined benefit pension plan covering all their permanent employees.

      Current service cost is charged to operations in the current period. Past service cost, actuarial adjustments and the effect of changes in assumptions for active participants are amortized using the straight-line method over the estimated average residual employment period in accordance with the advice of an independent qualified actuary.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The method used by the actuary for actuarial calculations is the Projected Unit Credit Method.

     ii. Early Retirement

      Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

     r. Employee benefits other than pension plan

     i. Long service awards (“LSA”)

      The Company’s employees are entitled to receive certain cash awards based on length of service and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the requisite number years of service.

      The Company recognizes the cost of providing these benefits based on actuarial computations applying Statement of Financial Accounting Standards No. 112, “Employer’s accounting for Post Employment Benefits” (“SFAS No. 112”) in U.S. GAAP for post employment types of LSA and in accordance with the standard on “Other Long-Term Employee Benefits” as stated in the International Financial Reporting Standard (“IFRS”) No. 19 “Employee Benefits” for the other types of LSA.

     ii. Post-retirement healthcare plan

      The Company also provides a post-retirement healthcare plan for all of its pensioners who had worked for over 20 years and their eligible dependants. The cost of providing those benefits are recognised based on actuarial computations applying Statement of Financial Accounting Standards No. 106 “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”), in U.S. GAAP.

     s. Income tax

      Current tax expense is determined based on the taxable income for the year computed using prevailing tax rates.

      Deferred tax is provided using the liability method, for all temporary differences between tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

      Deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the temporary differences can be utilised.

      Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

      Amendments to taxation obligations are recorded when an assessment is received, or if appealed against, when the result of the appeal is determined.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     t. Earnings per share and earnings per American Depositary Share (“ADS”)

      Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 20, the number of shares represented by each ADS.

     u. Segment information

      The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

      Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

     v. Use of estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

      The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,950 to US$1 published by Reuters on December 31, 2002. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	RESTATEMENT OF FINANCIAL STATEMENTS PREVIOUSLY REPORTED

      As further explained in Note 54a, the Company was informed by the United States Securities and Exchange Commission (“SEC”) that its Annual Report on Form 20-F for 2002 submitted on April 17, 2003 was not in compliance with the SEC’s rules and regulations. The Company was required to amend that report, which it did on June 11, 2003, to identify the deficiencies in its originally submitted Annual Report. The Company is also required to make a further amendment to its Annual Report on Form 20-F to bring it into compliance with the relevant rules and regulations. Furthermore, the Indonesian Capital Markets Supervisory Agency (“BAPEPAM”) confirmed that the Company should comply with the requirements of the SEC and at the same time ensure that the same information is made available to all shareholders.

      Subsequent to the issuance of the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2002 and the amendment thereto that was filed with the SEC on June 11, 2003 referred to above, the Company made certain adjustments to the Indonesian GAAP amounts previously disclosed for 2000, 2001, 2002 and prior years which the Company believes

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

are required to be made pursuant to Indonesian GAAP. Adjustments affecting the U.S. GAAP amounts and disclosures are set out in Note 57.

      Set forth below are the effects of the restatements on the previously reported consolidated net income and stockholders’ equity for the years ended December 31, 2000, 2001 and 2002, respectively. The corrections of the Indonesian GAAP consolidated financial statements primarily relate to the accounting for long service awards, deferred income taxes and business acquisitions, as well as the assumptions underlying the Company’s post-retirement healthcare plan.

      The effect of the restatements on net income for the years ended December 31, 2000, 2001 and 2002 is set forth in the table below. Restatements of Rp205,610 million relating to periods prior to 2000 were recorded as a reduction of the respective equity accounts as of January 1, 2000.

			2000	2001	2002

Net income under Indonesian GAAP as previously reported			3,010,003	4,250,110	8,345,274

Adjustments:
Long service awards	(i	)	(19,116)	(65,675)	(151,773)
Post-retirement healthcare benefits	(ii	)	(141,160)	(186,758)	(414,564)
Deferred income taxes	(iii	)	(54,027)	66,723	(286,213)
Acquisition accounting	(iv	)	—	(2,008)	(55,763)
Operating revenues	(v	)	(20,695)	(27,359)	18,975
Trade accounts payable	(vi	)	—	36,323	22,167
Correction of loan balance	(vii	)	—	—	117,078
Correction of taxes payable	(viii	)	—	—	75,796
Telkomsel equity transactions	(ix	)	—	—	65,158
Other items	(x	)	—	—	(65,503)
Corporate tax	(xi	)	—	(2,965)	36,144
Subsequent event:
AriaWest	(xii	)	—	—	332,933

Net adjustments			(234,998)	(181,719)	(305,565)

Net income under Indonesian GAAP as restated			2,775,005	4,068,391	8,039,709

Basic earnings per share (full amount)
As previously reported			298.61	421.64	827.90
As restated			275.30	403.61	797.59
Basic earnings per ADS (full amount)
As previously reported			5,972.23	8,432.76	16,558.08
As restated			5,505.96	8,072.20	15,951.80

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The effect of the restatements on stockholder’s equity as of December 31, 2000, 2001 and 2002 is set forth in the table below:

		2000	2001	2002

Stockholders’ equity under Indonesian GAAP as previously reported		14,909,176	9,323,575	15,899,183

Adjustments:
Long service awards	(i)	(210,159)	(275,834)	(427,607)
Post-retirement healthcare benefits	(ii)	(341,106)	(527,864)	(942,428)
Deferred income taxes	(iii)	83,588	525,528	(136,875)
Acquisition accounting	(iv)	—	(2,008)	(353,810)
Operating revenues	(v)	31,565	4,206	23,181
Trade accounts payable	(vi)	—	36,323	58,490
Correction of loan balance	(vii)	—	—	117,078
Correction of taxes payable	(viii)	—	—	75,796
Telkomsel equity transactions	(ix)	—	—	—
Other items	(x)	—	—	(65,503)
Corporate tax	(xi)	—	(2,965)	33,179
Subsequent event:
AriaWest	(xii)	—	—	332,933

Net adjustments		(436,112)	(242,614)	(1,285,566)

Stockholders’ equity under Indonesian GAAP as restated		14,473,064	9,080,961	14,613,617

      These adjustments have been reflected in the accompanying restated consolidated financial statements and are summarized as follows:

Adjustments

     (i) Long service awards

      The Company’s employees are entitled to receive certain cash awards, such as long service, housing, transport and other allowances, based on length of service. Depending on the type of award, they are either paid at the time an employee reaches a certain anniversary date or upon termination or retirement if the employee has met the requisite number of years of service. The Company had not previously made provision for these liabilities and was only accounting for the awards at the time payments were made to employees.

      The Company has determined that these awards should have been accounted for under the accrual method.

     (ii) Post-retirement healthcare benefits

      The Company provides a post-retirement healthcare plan for pensioners who were employed by the Company for over 20 years. As described in Notes 2r and 47 of the consolidated financial statements these costs are accounted for in accordance with U.S. GAAP applying SFAS 106. The

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Company has been recognizing the benefit obligations and the related benefit costs based on actuarial calculations.

      The Company has requested the Company’s actuary to review the actuarial calculations in respect of disclosures for the post-retirement healthcare plan for the years 2000 and 2001. As a consequence of this review, the Company’s actuary in consultation with the Company’s management has deemed it necessary to withdraw its original reports and substitute revised reports.

      The Company has determined that the change in actuarial calculations represents the correction of an error and therefore requires retroactive restatement of its 2000 and 2001 financial statements. The Company did not previously engage an actuary for 2002, however, has done so for the purpose of these restated financial statements.

     (iii) Deferred income taxes

      The Company has identified the need to make adjustments to correct errors in prior calculations of deferred income taxes to reflect certain temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The Company also has concluded it should remove the deferred tax liability previously recorded in relation to the undistributed earnings of its subsidiaries and associates, principally those relating to Telkomsel (see “Adjustments Related to Stockholders’ Equity” item (a) below), because the Company did not correctly determine the amount of the temporary difference.

     (iv) Acquisition accounting

      In respect of the acquisition of Pramindo in August 2002, the Company previously consolidated a 30% interest in Pramindo in accordance with the 30% legal ownership interest in the shares held by the Company. The Company did not, however, consider other factors affecting its ability to exercise control over Pramindo and its right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company has now considered include, among others, the fact that the selling price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders, the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid (Note 6b).

      As a consequence, the Company has determined that consolidation of a 100% interest in Pramindo from the date of acquisition is appropriate.

      In addition, in connection with the acquisition of Pramindo in August 2002 and Dayamitra in May 2001, the Company did not properly allocate the purchase consideration to certain acquired assets. The restated consolidated financial statements for 2001 and 2002 reflect adjustments to record such assets at their fair values as of the date of acquisition and subsequent depreciation thereof.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The Company previously presented the consolidation of newly acquired subsidiaries from the beginning of the year of acquisition, consistent with the principles of U.S. GAAP set out in Accounting Research Bulletin 51: Consolidated Financial Statements. In 2002, the Company has changed the manner in which it presents acquisitions to a presentation starting from the date of acquisition in accordance with PSAK 4. This change does not affect the reported net income in any of the years presented.

      The Company also should have reflected an element of this transaction as a transaction between entities under common control (see “Adjustments Related to Stockholders’ Equity” below).

     (v) Operating revenues

      As a result of a review of certain terms of the revenue sharing agreements and other telecommunication services agreements, the Company has determined that there were certain errors in previous calculations relating to the amortization of unearned revenue which resulted in a net overstatement of revenues recorded in the consolidated financial statements for 2001 and an understatement of such revenues in 2002.

     (vi) Trade accounts payable

      As a result of the reconciliation of balances with other telephone operators in 2002, the Company determined that there were some errors in trade accounts payable balances that resulted in an overstatement of the payables recorded in the consolidated financial statements for 2001 and 2002.

     (vii) Correction of loan balance

      As a result of reconciliation of outstanding loans at the end of 2002, the Company determined that there was a double recording of a loan balance which had a corresponding effect of overstating the foreign exchange loss in the consolidated financial statements for 2002.

     (viii) Correction of taxes payable

      As a result of reconciliation of taxes payable at the end of 2002, the Company determined that there was an over accrual of value added tax payable.

     (ix) Telkomsel equity transactions

      As a result of the sale of a 12.72% interest in Telkomsel in 2002, an adjustment should have been made to stockholders’ equity to reflect the realisation of a gain in the 2002 statement of income attributable to past equity transactions in Telkomsel (Note 1b).

     (x) Other items

      Other adjustments represent individually insignificant adjustments to correct errors as a result of understatement of depreciation expenses, understatement of allowance for doubtful accounts and amortisation of deferred interest and other issues.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     (xi) Corporate tax

      Certain of the above adjustment have also impacted the corporate tax calculation for the 2001 and 2002 tax years. As a result, the Company has reflected the related adjustments to the corporate tax charge in the restated consolidated financial statements for the respective years.

Subsequent event

     (xii) AriaWest

      Subsequent to the date on which the Company issued the 2002 consolidated financial statements, the Company settled its dispute with AriaWest. In the previously issued consolidated financial statements for 2002, the Company had made provisions against its trade receivables relating to the dispute with AriaWest and recorded Rp830 billion received from KSO III as “Advances from customers and suppliers” in the balance sheet pending settlement of the dispute. As a result of the settlement, the Company has reversed these provisions (Notes 9 and 56d), applied the advance received against the outstanding trade receivable, and accrued the settlement amount (Note 56d).

Adjustments Related to Stockholders’ Equity

a.	The Company incorrectly recorded an adjustment directly to stockholders’ equity in the previously issued 2002 consolidated financial statements to reverse the deferred tax liability the Company had previously recorded in relation to the undistributed earnings of Telkomsel. This balance should have been reversed as part of the accounting for the cross ownership transactions in 2001 (Note 5) and has been adjusted as part of the corrections to the Company’s deferred tax accounting referred to in (iii) above.

b.	At the time the Company acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by the Government, the Company’s major stockholder. In the previously issued consolidated financial statements for 2002, the Company did not account for the acquisition of Pramindo recognising that a portion of the transaction was between entities under common control. As a result, the Company has made an adjustment as a result of accounting for the acquisition of 13% of Pramindo as a transaction between entities under common control by debiting the “Difference in value from restructuring transactions of entities under common control” in stockholders’ equity to reflect the excess of the purchase price over the proportional historical book value of the net assets of Pramindo that were acquired from Indosat.

Reclassifications

      Certain accounts were reclassified to conform with Indonesian GAAP and U.S. GAAP presentation requirements. These reclassifications did not affect the net income in the years presented. The following items discuss the significant reclassifications that have been made.

a.	Reclassification of completed construction in progress of Rp765,753 million and advances and other non current assets of Rp83,608 million to fixed assets in 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b.	Reclassification in 2002 of intangible assets amortization of Rp166,721 million (2001: Rp42,643 million) and amortization of goodwill of Rp21,269 million (2001: Rp13,066 million) from other charges to operating expenses.

c.	Reclassification of other accounts receivable to trade accounts receivable of Rp82,174 million in 2002.

d.	Reclassification of related party trade accounts receivable to third party trade accounts receivable of total Rp27,677 million in 2002.

e.	Reclassification of restricted time deposits from other non current assets to other current assets of Rp46,027 million in 2002.

f.	Reclassification of billing processing fees revenue of Rp30,359 million from other income to other operating revenue in 2002.

g.	Reclassification of restricted time deposits from temporary investments to other current assets of Rp500,000 million in 2002.

h.	Reclassification of provision for post-retirement benefits from accrued expenses of Rp1,602,494 million in 2002 (2001: Rp1,045,525 million).

i.	Reclassification in 2002 of revenue of certain subsidiaries from other income (charges) to operating revenues amounting to Rp98,877 million, Rp144,055 million and Rp217,567 million in 2000, 2001 and 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated balance sheet is set forth in the table below:

	2000		2001		2002

	As previously		As previously		As previously
	reported	As restated	reported	As restated	reported	As restated

Temporary investments	3,870,990	3,870,990	348,915	348,915	1,073,000	573,000
Trade accounts receivable
Related parties	694,074	694,074	1,037,154	1,055,387	1,308,102	886,763
Third parties	919,569	919,569	1,415,686	1,389,246	1,890,679	1,919,904
Other current assets	—	—	139,075	139,075	145,761	691,788
Total current assets	10,299,704	10,299,704	7,308,519	7,300,312	10,980,544	10,547,030
Property, plant and equipment — net	20,019,464	20,019,464	22,288,766	22,891,039	27,645,780	28,448,606
Advances and other non-current assets	867,653	867,653	694,879	677,519	528,568	299,474
Intangible assets — net	—	—	1,356,144	1,327,868	2,052,126	3,898,817
Total non-current assets	21,719,236	21,719,236	25,161,761	25,735,758	31,341,623	33,760,066
Total assets	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096
Trade accounts payable
Related parties	685,891	685,891	721,009	719,626	1,032,942	790,227
Third parties	939,435	939,435	1,056,644	1,039,937	2,356,284	2,272,624
Other accounts payable	26,357	26,357	49,392	49,392	58,708	215,775
Taxes payable	732,218	732,218	1,875,023	1,877,988	1,212,575	1,109,632
Accrued expenses	993,109	621,506	1,437,575	919,914	2,510,402	1,949,914
Advances from customers and suppliers	123,832	123,832	213,432	213,432	1,132,319	293,522
Current maturities of long-term liabilities	818,516	818,516	1,542,600	1,542,600	2,012,251	2,590,227
Total current liabilities	4,509,355	4,137,752	10,075,323	9,542,537	10,854,981	9,708,181
Deferred tax liabilities — net	1,787,214	1,703,627	1,767,759	1,818,236	1,521,209	3,083,166
Unearned income on revenue — sharing arrangement	299,409	267,843	225,714	195,068	165,978	142,797
Provision for long service award	—	210,159	—	275,834	—	489,231
Provision for post-retirement benefits	—	712,709	—	1,045,525	—	1,602,494
Liabilities for acquisition of subsidiaries	—	—	260,840	260,840	—	1,618,979
Total non-current liabilities	11,786,375	12,594,090	11,836,048	13,177,238	12,124,440	17,389,499
Difference in value of restructuring transactions between entities under common control	—	—	(7,402,343)	(6,992,233)	(7,032,455)	(7,288,271)
Difference due to change of equity in associated companies	426,397	609,139	342,425	489,178	342,425	424,020

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2000		2001		2002

	As previously		As previously		As previously
	reported	As restated	reported	As restated	reported	As restated

Translation adjustment	177,114	253,020	179,672	256,674	164,966	235,665
Unappropriated retained earnings	6,777,522	6,082,762	9,770,303	8,893,824	15,565,511	14,383,466
Total stockholders’ equity	14,909,176	14,473,064	9,323,575	9,080,961	15,899,183	14,613,617
Total liabilities and stockholders’ equity	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096

      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated statements of income is set forth in the table below:

	2000		2001		2002

	As previously		As previously		As previously
	reported	As restated	reported	As restated	reported	As restated

Operating revenues	12,111,996	12,190,178	16,130,789	16,283,807	21,399,737	20,802,818
Operating expenses	(6,433,843)	(6,594,119)	(8,515,089)	(8,864,400)	(11,998,053)	(11,672,603)
Other income (charges)	(888,953)	(987,830)	(928,411)	(869,516)	2,940,890	2,618,687

Income before tax	4,789,200	4,608,229	6,687,289	6,549,891	12,342,574	11,748,902
Tax expense	(1,466,267)	(1,520,294)	(2,070,654)	(2,006,895)	(2,745,857)	(2,898,971)
Pre-acquisition loss (income) of subsidiaries	—	—	108,080	—	(142,817)	—
Minority interest	(312,930)	(312,930)	(474,605)	(474,605)	(1,108,626)	(810,222)

Net income	3,010,003	2,775,005	4,250,110	4,068,391	8,345,274	8,039,709

Basic and diluted earnings per share (full amount)	298.61	275.30	421.64	403.61	827.90	797.59
Earnings per ADS (full amount)	5,972.23	5,505.96	8,432.76	8,072.20	16,558.08	15,951.80

5. CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

      On April 3, 2001, the Company signed a CSPA with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i. Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945 million (“Telkomsel Transaction”);

ii. Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186 million (“Satelindo Transaction”);

iii. Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38 million plus convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

iv. The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375 million (“KSO IV Transaction”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

      The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

      The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.

      On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross ownership transaction in cash.

      The Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting. Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, is included within equity as “Difference in value of restructuring transactions between entities under common control”, as follows:

		Historical
	Consideration	amount of
	paid/	net assets/	Deferred	Change
	(received)	investment	income tax	in equity	Total	Tax	Net

Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

      As of December 31, 2001, the Company’s net obligation to Indosat for the cross-ownership transactions was Rp2,406,309 million. The Company settled this obligation in 2002 in cash.

6. ACQUISITION OF KSO INVESTORS

     a. Dayamitra

      On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134,172,232 (including consultants fees of approximately US$3,303,191). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 on May 17, 2001, the closing date of the transaction, and US$8,937,041 on August 10, 2001 as a post closing working capital adjustment to the purchase price. The remaining amount of US$103,642,200 was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount will be amortized over the remaining term of the KSO agreement (Note 17).

      The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date. Dayamitra’s net loss for the year 2001 and the net income portion that was consolidated amounted to Rp40,525 million and Rp64,473 million, respectively.

      Details of the net assets acquired and goodwill on the acquisition of 90.32% are as follows:

Rp

Purchase consideration
— Initial payment (US$18,289,800)	206,675
— Working capital reimbursement (US$8,937,041)	100,989
— Promissory notes (US$103,642,200)	1,171,157
— Consulting fees (US$3,303,191)	37,325

Total purchase consideration	1,516,146
Less: deferred interest	(164,847)

Purchase consideration — net	1,351,299

Fair value of net assets acquired
— Cash and cash equivalents	93,652
— Distributable KSO revenue receivable	62,398
— Other current assets	9,450
— Property, plant and equipment	1,401,479
— Intangible assets	1,276,575
— Other non-current assets	19,510
— Current liabilities	(236,265)
— Deferred tax liabilities	(581,816)
— Non-current liabilities	(693,684)

Fair value of net assets	1,351,299
Deferred interest	164,847
Goodwill	—

Total purchase consideration	1,516,146
Less:
— Cash and cash equivalents in subsidiary acquired	(103,689)
— Promissory notes issued	(1,171,157)

Cash outflow on acquisition	241,300

      In connection with the Dayamitra transaction, the Company also entered into the following agreements:

      1. Option Agreement

      The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

      In consideration for the grant of the options, the Company will pay to the selling stockholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra’s adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly instalments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003. Payments will be made through an escrow account established under the Escrow Agreement discussed below.

      The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the J-Exim loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement.

      As of December 31, 2002, the option purchase price that has been paid by the Company amounted to US$5,443,367 or equivalent to Rp51,120 million (2001: US$1,814,456 or equivalent to Rp17,360 million), and is presented as part of “Advance payment for investment in shares of stock” (Note 6c).

      2. Escrow Agreement

      An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 18).

     b. Pramindo

      On April 19, 2002 the Company and the stockholders of Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement (“CSPA”) pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

      Legal title to the escrow shares will be transferred to Telkom in 3 (three) specific tranches on 15 September 2002 — 30%, 30 September 2003 — 15% and on 31 December 2004 — 55% upon payment of the promissory notes issued to the selling stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the selling stockholders only upon default on payment of the promissory notes by the Company and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.

      The Company and the Selling Stockholders also entered into a Stockholders Voting Agreement (“SVA”) on August 15, 2002, pursuant to which each stockholder of Pramindo delivered to the Company a Power of Attorney (“PoA”) whereby the Company obtained the right to vote the escrow shares. The Company, thereby acquired the right to nominate all of the members of the Board of Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The aggregate purchase price amounted to US$390,308,972 plus Rp250,000 million, represented by an initial payment of approximately US$9,300,000, consultants fees of approximately US$5,900,000, working capital reimbursement of Rp250 billion, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of approximately US$375,000,000. The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.

      The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate the business in the KSO Area. The amount will be amortized over the remaining term of the KSO agreement (Note 17). There was no goodwill arising from this acquisition.

      In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as “Difference in value of restructuring transactions between entities under common control” under the equity section is calculated as follows:

Rp

Purchase consideration — net	3,338,653
Historical amount of net assets	1,061,437

Difference in value for 100% ownership	2,277,216

Difference adjusted to equity for Indosat’s 13% ownership in Pramindo	296,038

      The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date. Pramindo’s net income for the year 2002 and the portion that was consolidated amounted to Rp292,471 million and Rp149,654 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Details of net assets acquired and goodwill on acquisition are as follows:

Rp

Purchase consideration
— Initial payment (US$9,263,953)	82,218
— Working capital reimbursement	250,000
— Promissory notes (US$375,099,073)	3,329,004
— Consulting fees (US$5,945,946)	52,818

Total purchase consideration	3,714,040
Less: deferred interest	(375,387)

Purchase consideration — net	3,338,653

Fair value of net assets acquired
— Cash and cash equivalents	141,475
— Distributable KSO revenue receivable	187,468
— Other current assets	13,839
— Property, plant and equipment	1,807,338
— Intangible assets	2,752,267
— Other non-current assets	160,139
— Current liabilities	(284,120)
— Deferred tax liabilities	(1,115,645)
— Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Deferred interest	375,387
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038
Goodwill	—

Total purchase consideration	3,714,040
Less:
— Cash and cash equivalents in subsidiary acquired	(141,475)
— Promissory notes issued	(3,329,004)

Cash outflow on acquisition	243,561

      The outstanding promissory notes issued for the acquisition of Pramindo are presented as “Liabilities for acquisition of subsidiaries” in the consolidated balance sheets as of December 31, 2002 (Note 27). As of December 31, 2002, the outstanding promissory notes of US$342 million (Rp3,061 billion — Note 27) represent the unpaid portion (not yet due) of the purchase price (before unearned interest) to the Selling Stockholders.

      Subsequent to the year end, the Company obtained a loan which it intends to use to finance the re-purchase of these promissory notes (Note 56k).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     c. Advance payment for investment in shares of stock

	2001	2002

Dayamitra (Note 6a)	17,360	51,120
AriaWest (Note 56d)	—	196,463

	17,360	247,583

7. CASH AND CASH EQUIVALENTS

	2001	2002

Cash on hand	9,359	12,696

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	82,255	152,774
Bank Mandiri	41,172	64,603
Bank Rakyat Indonesia	6,609	8,059
Bank Pos Nusantara	2,008	2,582

Total	132,044	228,018

Foreign currencies
Bank Mandiri	8,918	29,019
Bank Negara Indonesia	7,615	4,560
Bank Rakyat Indonesia	361	479

Total	16,894	34,058

Total — related parties	148,938	262,076

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002

Third parties
Rupiah
Citibank	546	10,426
Bank Bukopin	4,788	6,428
Bank Central Asia	9,881	5,630
Bank Niaga	169	540
Mizuho Indonesia Bank (formerly Bank Dai-Ichi Kangyo Indonesia)	80	142
ABN Amro Bank	115	140
Bank Danamon	30	103
Lippo Bank	84	97
Chase Manhattan	—	39
Bank Internasional Indonesia	116	136
Bank Buana	—	2
Standard Chartered Bank	23	—
American Express Bank	6	—

Total	15,838	23,683

Foreign currencies
Citibank	470	940
Deutsche Bank	384	456
Standard Chartered Bank	—	194
ABN Amro Bank	111	33
American Express Bank	114	—
Mizuho Indonesia Bank (formerly Bank Dai-Ichi Kangyo Indonesia)	15	—
Bank Niaga	13	—

Total	1,107	1,623

Total — third parties	16,945	25,306

Total cash in banks	165,883	287,382

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002

Time deposits
Related parties
Rupiah
Bank Mandiri	1,447,918	779,983
Bank Rakyat Indonesia	504,836	607,420
Bank Negara Indonesia	587,632	298,565
Bank Tabungan Negara	122,497	108,480

Total	2,662,883	1,794,448

Foreign currencies
Bank Mandiri	619,033	3,022,661
Bank Negara Indonesia	125	2,447

Total	619,158	3,025,108

Total — related parties	3,282,041	4,819,556

Third parties
Rupiah
Standard Chartered Bank	—	142,000
Bank Mega	23,000	129,757
Bank Bukopin	64,630	58,214
Bank Yudha Bhakti	1,000	6,000
Bank Niaga	2,000	5,000
Bank Internasional Indonesia	—	2,000
Deutsche Bank	70,500	—
Bank Umum Tugu	20,000	—
Citibank	3,800	—
ABN Amro Bank	1,000	—
Mizuho Indonesia Bank (formerly Bank Dai-Ichi Kangyo Indonesia)	1,000	—

Total	186,930	342,971

Foreign currencies
Deutsche Bank	—	236,465

Total	—	236,465

Total — third parties	186,930	579,436

Total time deposits	3,468,971	5,398,992

Total cash and cash equivalents	3,644,213	5,699,070

      Range of interest rates per annum for time deposits is as follows:

	2001	2002

Rupiah	11.00%-18.04%	11.59%-18.45%
Foreign currencies	1.75%-6.95%	1.15%-5.03%

      Refer to Note 48 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8. TEMPORARY INVESTMENTS

	2001	2002

Time deposits
Related parties
Rupiah
Bank Mandiri	171,150	100,000
Bank Rakyat Indonesia	—	423,000
Bank Negara Indonesia	167,650	—
U.S. Dollars
Bank Mandiri	8,320	—

Total time deposits	347,120	523,000

Available for sale securities
Medium Term Notes — PSSI	—	50,000

Investment in mutual fund (Reksa Dana Seruni)
At cost	2,002	—
Unrealized loss on decline in value	(207)	—

Net	1,795	—

Total available for sale securities	1,795	50,000

Total temporary investments	348,915	573,000

      Range of interest rates per annum for time deposits is as follows:

	2001	2002

Rupiah	12.00%-18.04%	11.14%-14.33%
U.S. Dollars	5.53%-6.13%	—

      The terms of time deposits range from 3 (three) months to 1 (one) year.

      Medium Term Notes — PSSI represent medium term notes issued by Persatuan Sepakbola Seluruh Indonesia (PSSI) amounting to Rp50,000 million maturing February 22, 2003. On the maturity date, the medium term notes were settled in cash.

      The mutual fund investment represents an investment in a mutual fund certificate of Seruni, which is issued by PT (Persero) Danareksa — a related party. The Company earns a dividend income on a monthly basis. The Company sold this investment in April 2002.

      Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties. Refer to Note 48 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9. TRADE ACCOUNTS RECEIVABLE — RELATED PARTIES

     a. By Debtor

	2001	2002

KSO Units	1,052,349	633,327
Government agencies	146,787	253,845
PT Mobile Selular Indonesia	36,388	33,560
PT Radio Telepon Indonesia	4,160	18,233
PT Citra Sari Makmur	76,442	16,262
PT Komunikasi Selular Indonesia	8,602	7,500
PT Metro Selular Nusantara	23,072	5,607
PT Aplikanusa Lintasarta	12,206	3,578
Other	21,311	10,527

Total	1,381,317	982,439
Allowance for doubtful accounts	(325,930)	(95,676)

Net	1,055,387	886,763

      Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties.

     b. By Age

	2001	2002

Up to 6 months	703,949	763,820
7 to 12 months	274,461	143,773
13 to 24 months	291,415	30,227
More than 24 months	111,492	44,619

Total	1,381,317	982,439
Allowance for doubtful accounts	(325,930)	(95,676)

Net	1,055,387	886,763

     c. By Currency

	2001	2002

Rupiah	1,331,276	911,065
U.S. Dollars	50,041	71,374

Total	1,381,317	982,439
Allowance for doubtful accounts	(325,930)	(95,676)

Net	1,055,387	886,763

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Movements in the allowance for doubtful accounts are as follows:

	2001	2002

Beginning balance	167,669	325,930
Allowance additions	207,143	318,328
Reversal of allowance for trade accounts receivable from AriaWest (Notes 4 and 56d)	—	(511,933)
Bad debts write off	(48,882)	(36,649)

Ending balance	325,930	95,676

      An allowance for doubtful accounts is provided for amounts that are overdue, and a full provision is made for receivables from related parties with significant capital deficiencies.

      Management believes that the allowance for doubtful receivables from related parties is adequate to cover possible losses on uncollectible accounts.

      Except for the amounts receivable from Government and Government Agencies, Management believes that there are no significant concentrations of credit risk on these receivables.

      Refer to Note 48 for details of related party transactions.

10. TRADE ACCOUNTS RECEIVABLE — THIRD PARTIES

     a. By Debtor

	2001	2002

Residential and business subscribers	1,527,858	2,140,894
Overseas international carriers	94,029	167,853
Others	20,214	18,470

Total	1,642,101	2,327,217
Allowance for doubtful accounts	(252,855)	(407,313)

Net	1,389,246	1,919,904

     b. By Age

	2001	2002

Up to 3 months	1,410,028	1,919,904
More than 3 months	232,073	407,313

Total	1,642,101	2,327,217
Allowance for doubtful accounts	(252,855)	(407,313)

Net	1,389,246	1,919,904

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     c. By Currency

	2001	2002

Rupiah	1,517,052	2,251,199
U.S. Dollars	125,049	76,018

Total	1,642,101	2,327,217
Allowance for doubtful accounts	(252,855)	(407,313)

Net	1,389,246	1,919,904

      Movements in the allowance for doubtful accounts are as follows:

	2001	2002

Beginning balance	261,910	252,855
Allowance additions	59,290	204,696
Bad debts write off	(68,345)	(50,238)

Ending balance	252,855	407,313

      Management believes that the allowance for doubtful receivables from third parties is adequate to cover possible losses on uncollectible accounts.

      Management also believes that there are no significant concentrations of credit risk from third party receivables.

11. INVENTORIES

	2001	2002

Component:
Telephone terminals, cards and spare parts	96,167	69,322
Cable and transmission installation spare parts	34,154	15,226
Other spare parts	29,977	11,020

Total	160,298	95,568
Allowance for obsolescence	(33,168)	(30,331)

Net	127,130	65,237

Modules:
Cable and transmission installation spare parts	48,975	54,912
Telephone terminals, cards and spare parts	30,629	42,563
Other spare parts	187	434

Total	79,791	97,909
Allowance for obsolescence	(15,829)	(23,464)

Net	63,962	74,445

Total	191,092	139,682

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Changes in the allowance for obsolescence of inventories are as follows:

	2001	2002

Beginning balance	31,723	48,997
Additional allowance	76,467	20,012
Inventory write off	(59,193)	(15,214)

Ending balance	48,997	53,795

      Management believes that the established allowance is sufficient to cover possible losses from decline in inventory value due to obsolescence.

      At December 31, 2002, modules inventory were insured against fire, theft and other specified risks for US$750,000 and Rp23,690 million. Management believes that the insurance amount is adequate to cover such risks.

12. OTHER CURRENT ASSETS

      As of December 31, 2002, this account comprises time deposits and restricted funds as follows:

a.	Telkomsel’s time deposits in Deutsche Bank and Citibank amounting to US$9,971,936 or equivalent to Rp89,149 million (2001: US$13,372,642 or equivalent to Rp139,075 million) which are used as collateral for letter of credit facilities related to procurement contracts (Note 53c).

b.	Telkomsel’s time deposits in Bank Mandiri amounting to Rp40,520 million (2001: RpNil) used as security covering the payment of customs duties for procurement.

c.	The Company’s deposits of Rp500,000 million pledged as collateral for the credit facility from Bank Mandiri (Note 53c). The credit facility was closed on February 18, 2003. The time deposit matured on the same date.

d.	The Company’s time deposit in Citibank of US$6,950,000 (Rp62,119 million) was pledged as collateral for a loan facility for the High Performance Backbone Project from Citibank for the two year period ending April 10, 2004. In May 2003, the time deposit was settled for accelerated repayment of the Citibank loans (Note 29).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13. LONG-TERM INVESTMENTS — NET

	2001

	Percentage			Share in
	of	Opening	Addition	profit	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance

Equity method
PT Citra Sari Makmur	25.00	66,386	—	4,793	3,654	74,833
PT Telekomindo Selular Raya	69.77	—	87,907	—	—	87,907
PT Metro Selular Nusantara	20.17	9,777	—	(8,120)	—	1,657
PT Patra Telekomunikasi Indonesia	30.00	6,976	(115)	5,272	—	12,133
PT Napsindo Primatel Internasional	32.00	2,390	13,840	(4,200)	—	12,030
PT Multimedia Nusantara	31.00	2,575	—	(647)	—	1,928
PT Pasifik Satelit Nusantara	22.57	77,625	(77,625)	—	—	—
PT Indonusa Telemedia	57.50	3,412	(3,412)	—	—	—
PT Menara Jakarta	20.00	—	—	—	—	—
PT Mobile Selular Indonesia	25.00	—	—	—	—	—
PT Komunikasi Selular Indonesia	35.00	—	92,750	(92,750)	—	—
PT Tangara Mitrakom	—	232	(232)	—	—	—
PT Aplikanusa Lintasarta	—	102,817	(112,783)	9,966	—	—

		272,190	330	(85,686)	3,654	190,488

Cost method
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108
PT Radio Telepon Indonesia	12.86	—	—	—	—	—
Penyertaan obligasi konversi —
PT Aplikanusa Lintasarta	—	4,051	(4,051)	—	—	—

		4,945	(4,051)	—	—	894

		277,135	(3,721)	(85,686)	3,654	191,382

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002

	Percentage			Share in
	of	Opening	Addition	profit	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance

Equity method
PT Citra Sari Makmur	25.00	74,833	—	8,446	(21,009)	62,270
PT Telekomindo Selular Raya	100.00	87,907	(62,907)	1,642	—	26,642
PT Metro Selular Nusantara	20.17	1,657	13,513	1,137	—	16,307
PT Patra Telekomunikasi Indonesia	30.00	12,133	—	710	—	12,843
PT Napsindo Primatel Internasional	32.00	12,030	—	(7,337)	—	4,693
PT Multimedia Nusantara	31.00	1,928	—	—	—	1,928
PT Mobile Selular Indonesia	25.00	—	—	—	—	—
PT Pasifik Satelit Nusantara	22.57	—	—	—	—	—
PT Menara Jakarta	20.00	—	—	—	—	—

		190,488	(49,394)	4,598	(21,009)	124,683

Cost method
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Komunikasi Selular Indonesia	14.20	—	57,570	—	—	57,570
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108

		894	57,570	—	—	58,464

		191,382	8,176	4,598	(21,009)	183,147

     a. PT Citra Sari Makmur (“CSM”)

      CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

     b. PT Telekomindo Selular Raya (“Telesera”)

      In 2001, the Minister of Justice and Human Rights approved the corporate restructuring of PT Telekomindo Primabhakti (“Telekomindo”), an associated company engaged in the construction and development of telecommunications facilities. Pursuant to the restructuring, Telekomindo’s authorized and paid-up capital was reduced and the capital reduction became the paid-up capital of two new companies: PT Telekomindo Media Informatika (“TMI”) and PT Griya Insani Primabhakti (“GIP”).

      Based on a share-swap agreement dated December 5, 2001 among the Company, PT Rajawali Corporation (“RC”), Telekomindo and TMI, the parties agreed on the following:

•	The Company sold its investments in Telekomindo, TMI and GIP to RC for Rp101,838 million and recognized a gain of Rp101,838 million.

•	TMI sold its investments in PT Telekomindo Selular Raya (“Telesera”) and the fixed assets of PT Multisaka Mitra (“MSM”) to the Company for Rp87,907 million and Rp17,442 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      This transaction resulted in the Company owning 69.77% shares of Telesera as of December 31, 2001. In 2002, the Company acquired the remaining 30.23% interest in Telesera from Dana Pensiun Telkom for Rp38,093 million. In 2002, the Company also recognized a loss of Rp101,000 million to write down the carrying amount of this investment to net asset value. As of December 31, 2002, the carrying amount of this investment was Rp26,642 million.

      Subsequently on August 8, 2003, the Company delivered 100% (25,000) of its shares in Telesera to PT Centralindo Pancasakti Cellular (“CPSC”) (Note 56b).

     c. PT Metro Selular Nusantara (“Metrosel”)

      Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya. The Company’s initial capital contribution of Rp10,087 million represents a 20.17% ownership interest in Metrosel and was made in the form of property, plant and equipment under a revenue-sharing arrangement between the Company and CPSC.

      On May 30, 2002 Metrosel made an equity call. The Company made additional capital contributions amounting to Rp13,513 million to maintain its ownership in Metrosel.

      Subsequently on August 8, 2003, the Company sold its investment in Metrosel to CPSC (Note 56b).

     d. PT Patra Telekomunikasi Indonesia (“Patrakom”)

      Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.

     e. PT Napsindo Primatel Internasional (“Napsindo”)

      Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

      In connection with an increase in Napsindo’s paid-in capital, the Company has increased its investment in Napsindo by Rp13,840 million on October 31, 2000. The increase in investment was made to maintain the Company’s ownership interest at 32% and was effective on March 29, 2001. Payment for the additional investment was made through conversion into equity of the Company’s receivable from Napsindo. Subsequent to the year end, the Company increased its investment in Napsindo (Note 56b).

     f. PT Multimedia Nusantara (“Metra”)

      Metra is engaged in providing pay television and multimedia telecommunications services.

      Subsequently on April 8, 2003, the Company increased its ownership in Metra to 100% by acquiring the remaining 69% share holding from PT Indocitra Grahabawana (“Indocitra”) (Note 56b).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     g. PT Pasifik Satelit Nusantara (“PSN”)

      PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

      In 2001, Management decided to recognize the decline in value of this investment due to the financial condition of PSN.

      Subsequently in 2003, the Company entered into a share-swap agreement with CPSC in which the Company agreed to receive a call option to buy 16.85% shares in PSN within the period of one year starting from the signing of the share-swap agreement (Note 56b).

      In 2003, PSN also entered into a negotiation with its current creditors to restructure its debts. Up to the date of this report, the process is still in progress.

     h. PT Menara Jakarta (“MJ”)

      MJ was engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ’s construction projects at the end of 1997. The value of this investment has been reduced to nil.

      Subsequently on April 8, 2003, the Company sold all its shares in MJ to PT Indocitra Grahabawana (Note 56b).

     i. PT Mobile Selular Indonesia (“Mobisel”)

      Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution of the Company amounting to Rp10,398 million, which represents a 25% equity ownership in Mobisel, was made in the form of property, plant and equipment under a revenue-sharing arrangement.

      Subsequently on July 28, 2003, Mobisel’s stockholders agreed to a restructuring program which include a debt to equity conversion of Mobisel’s interconnection payables to the Company; and an equity investment by a new stockholder. The debt conversion was completed on August 2003 which resulted in dilution of the Company’s interest to 7.44%.

      As of December 31, 2002, the value of investment had been reduced to nil.

     j. PT Komunikasi Selular Indonesia (“Komselindo”)

      Komselindo is a joint venture between the Company and PT Elektrindo Nusantara (“Elektrindo”), and is engaged in providing analog mobile cellular services. These services were previously provided by the Company under a revenue-sharing arrangement with Elektrindo.

      Based on the Deed of Komselindo’s Stockholders Extraordinary General Meeting No. 110 dated October 10, 2000, which was notarized by Ny. R. Arie Soetardjo, S.H., the Company agreed to the conversion of Rp92,750 million of receivables from Komselindo into equity in order to maintain a 35% ownership interest.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      In 2001, the Company recorded the conversion of the receivables into equity and recognized a loss upon the write-down of the new carrying amount of the investment amounting to Rp92,750 million.

      On August 30, 2002 Komselindo’s stockholders through an Extraordinary Stockholders Meeting approved the equity call for debt restructuring which was included in the Settlement Agreement and the Settlement, Termination and Release Agreement dated August 30, 2002. The Company released and waived its pre-emptive right to subscribe newly issued shares resulting in the dilution of the Company’s ownership in Komselindo to 14.20%.

      This debt restructuring transaction resulted in a net equity of Komselindo amounting to Rp405,421 million. As of December 31, 2002, the Company recorded its 14.20% interest in Komselindo at its net equity value of Rp57,570 million.

      Subsequently on August 8, 2003, the Company sold its investment in Komselindo to CPSC (Note 56b).

     k. PT Batam Bintan Telekomunikasi (“BBT”)

      BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

      In June 1996, based on a cooperation agreement between the Company and PT Batamindo Investment Corporation (“BIC”), the Company’s investment in BBT was fully paid by BIC as a donation to the Company.

     l. PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

      Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

     m. Medianusa Pte. Ltd.

      Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories.

     n. PT Radio Telepon Indonesia (“Ratelindo”)

      Ratelindo is engaged in providing facilities and telecommunication services using a domestic fixed wireless network.

      As of December 31, 2001, the Company had recognized a loss due to an other than temporary decline in value of this investment because Ratelindo had a capital deficiency.

      The Company sold its equity interest in Ratelindo on March 28, 2002 for Rp14,000 million and recognized a gain for this amount because the carrying amount of the investment in Ratelindo was nil.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     o. PT Aplikanusa Lintasarta (“Lintasarta”)

      Lintasarta provides Packet Switch Data Network (“PSDN”), VSAT data, e-mail and Digital Data Network (“DDN”) services. Lintasarta was sold to Indosat in 2001 as part of the cross-ownership transaction (Note 5).

     p. PT Tangara Mitrakom (“Mitrakom”)

      In 2001, the Company sold all of its ownership interest in Mitrakom.

14. PROPERTY, PLANT AND EQUIPMENT

	January 1,	Dayamitra				December 31,
	2001	acquisition	Additions	Deduction	Reclassifications	2001

At cost or revalued amounts:
Direct ownership
Land	124,341	1,461	69,438	—	(87)	195,153
Buildings	1,474,238	59	34,312	(14)	88,211	1,596,806
Switching equipment	8,193,862	—	104,070	(59,462)	604,473	8,842,943
Telegraph, telex and data communication equipment	206,592	—	—	—	—	206,592
Transmission installation and equipment	4,422,912	—	19,637	(6,585)	464,000	4,899,964
Satellite, earth station and equipment	3,958,626	—	5,491	(2,240)	1,810,457	5,772,334
Cable network	9,621,278	1,392,639	222,205	(9,944)	463,589	11,689,767
Power supply	858,329	—	19,218	(133)	121,047	998,461
Data processing equipment	1,153,861	64,385	198,307	(2,299)	449,133	1,863,387
Other telecommunications peripherals	496,937	—	11,093	—	(378)	507,652
Office equipment	481,289	500	122,349	(296)	11,204	615,046
Vehicles	163,681	90	29,621	(5,360)	(158)	187,874
Other equipment	61,522	—	6,402	(184)	308	68,048
Property under construction:
Buildings	71,796	—	50,602	—	(104,842)	17,556
Switching equipment	398,102	—	350,736	—	(561,713)	187,125
Transmission installation and equipment	302,384	—	445,845	—	(456,368)	291,861
Satellite, earth station and equipment	531,428	—	1,589,051	(1,167)	(1,812,947)	306,365
Cable network	342,822	23,588	391,261	—	(567,788)	189,883
Power supply	32,858	—	100,321	—	(126,921)	6,258
Data processing equipment	192,169	—	438,151	—	(496,777)	133,543

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Dayamitra				December 31,
	2001	acquisition	Additions	Deduction	Reclassifications	2001

Other telecommunications peripherals	5,483	—	3,632	—	(5,623)	3,492
Leased assets
Vehicle	—	—	3,804	—	—	3,804

Total	33,094,510	1,482,722	4,215,546	(87,684)	(121,180)	38,583,914

Accumulated depreciation:
Direct ownership
Buildings	566,436	—	90,171	(14)	(2,451)	654,142
Switching equipment	3,399,503	—	586,153	(3,562)	3,396	3,985,490
Telegraph, telex and data communication equipment	195,845	—	5,903	—	—	201,748
Transmission installation and equipment	1,725,696	—	350,114	(65)	(92)	2,075,653
Satellite, earth station and equipment	1,507,377	—	371,925	(540)	(3,746)	1,875,016
Cable network	3,728,608	—	905,194	(437)	(150,632)	4,482,733
Power supply	581,935	—	84,498	(133)	1,315	667,615
Data processing equipment	440,115	—	239,837	(447)	(123)	679,382
Other telecommunications peripherals	398,369	—	41,325	—	(2,084)	437,610
Office equipment	363,576	—	60,964	(110)	627	425,057
Vehicles	131,842	—	20,708	(4,922)	11,317	158,945
Other equipment	35,744	—	12,095	—	976	48,815
Leased assets
Vehicles	—	—	669	—	—	669

Total	13,075,046	—	2,769,556	(10,230)	(141,497)	15,692,875

Net Book Value	20,019,464					22,891,039

	January 1,	Pramindo				December 31,
	2002	acquisition	Additions	Deduction	Reclassifications	2002

At cost or revalued amounts:
Direct ownership
Land	195,153	8,881	60,553	(54)	3,400	267,933
Buildings	1,596,806	—	42,130	(18,888)	38,342	1,658,390
Switching equipment	8,842,943	456,062	53,341	(15,606)	292,463	9,629,203
Telegraph, telex and data communication equipment	206,592	—	4,141	(3,001)	(1,065)	206,667
Transmission installation and equipment	4,899,964	776,597	2,349,624	(8,942)	2,323,071	10,340,314
Satellite, earth station and equipment	5,772,334	—	5,892	—	19,785	5,798,011

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Pramindo				December 31,
	2002	acquisition	Additions	Deduction	Reclassifications	2002

Cable network	11,689,767	333,111	267,993	(7,602)	839,067	13,122,336
Power supply	998,461	—	30,037	(538)	4,574	1,032,534
Data processing equipment	1,863,387	104,895	442,409	(79,550)	408,696	2,739,837
Other telecommunications peripherals	507,652	97,316	55,511	(6,704)	27,588	681,363
Office equipment	615,046	9,492	40,429	(26,589)	1,304	639,682
Vehicles	187,874	—	3,968	(1,717)	(2,772)	187,353
Other equipment	68,048	4,736	14,951	(365)	—	87,370
Property under construction:
Buildings	17,556	—	67,666	—	(42,309)	42,913
Switching equipment	187,125	—	519,066	—	(357,905)	348,286
Transmission installation and equipment	291,861	16,248	2,157,089	—	(2,325,699)	139,499
Satellite, earth station and equipment	306,365	—	—	—	(42,336)	264,029
Cable network	189,883	—	806,897	—	(881,360)	115,420
Power supply	6,258	—	5,095	—	(5,638)	5,715
Data processing equipment	133,543	—	287,916	—	(410,652)	10,807
Other telecommunications peripherals	3,492	—	10,157	—	—	13,649
Leased assets
Vehicles	3,804	—	215	—	(379)	3,640

Total	38,583,914	1,807,338	7,225,080	(169,556)	(111,825)	47,334,951

Accumulated depreciation:
Direct ownership
Buildings	654,142	—	93,210	(10,471)	116	736,997
Switching equipment	3,985,490	—	650,215	(568)	(65,850)	4,569,287
Telegraph, telex and data communication equipment	201,748	—	4,186	(2,703)	(1,188)	202,043
Transmission installation and equipment	2,075,653	—	1,120,179	(1,653)	(10,443)	3,183,736
Satellite, earth station and equipment	1,875,016	—	126,658	—	(3)	2,001,671
Cable network	4,482,733	—	829,627	(1,102)	(25,049)	5,286,209
Power supply	667,615	—	42,673	(654)	15,351	724,985
Data processing equipment	679,382	—	388,453	(58,618)	(19,163)	990,054
Other telecommunications peripherals	437,610	—	65,036	(326)	(3,227)	499,093
Office equipment	425,057	—	49,706	(16,244)	1,999	460,518
Vehicles	158,945	—	14,385	(3,361)	(2,743)	167,226
Other equipment	48,815	—	13,820	(298)	683	63,020

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Pramindo				December 31,
	2002	acquisition	Additions	Deduction	Reclassifications	2002

Leased assets
Vehicles	669	—	837	—	—	1,506

Total	15,692,875	—	3,398,985	(95,998)	(109,517)	18,886,345

Net Book Value	22,891,039					28,448,606

2002

Proceeds from the sale of property, plant and equipment	204,008
Net book value	73,558

Gains	130,450

      Interest capitalized into property under construction amounted to Rp62,534 million, Rp8,089 million and Rp20,108 million in 2000, 2001 and 2002, respectively. Capitalization rates are the borrowing rates on debts incurred related to property under construction.

      Foreign exchange losses (gains) capitalized as part of property under construction amounted to Rp179,207 million, Rp1,746 million and (Rp27,568) million in 2000, 2001 and 2002, respectively.

      The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2003-2032. Management believes that there will be no difficulty in the extension of the landrights.

      Some of the Company’s land measuring 1,801,424 m2 is still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunications and the Ministry of Communication of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

      The estimated date of completion of assets under construction is between January 2003 up to June 2004 and management believes that there is no impediment to the completion of the construction in progress.

      All of the Company’s property, plant and equipment, except land, were insured with various insurance companies against fire, theft and other specified risks for Rp17,877,571 million at December 31, 2001 and Rp20,270,283 million and US$1,367,601,558 at December 31, 2002. In addition, the Palapa B4 and Telkom-1 Satellite are insured for US$75,640,000 at December 31, 2001 and US$70,662,326 at December 31, 2002, respectively. Management believes that the insurance coverage is adequate.

      All of the subsidiaries’ property, plant and equipment, except land, were insured against fire, theft and other possible risks. Management believes that the insurance coverage is adequate to cover possible losses on those assets.

      Certain of the Company’s property, plant and equipment has been pledged as collateral under lending agreements (Notes 29b and 53e).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15. PROPERTY, PLANT AND EQUIPMENT UNDER JOINT OPERATION SCHEME

      Set forth below are the Company’s property, plant and equipment (included in Note 14 above) that are being managed, operated and maintained by the KSOs:

	2001	2002

Land	7,788	3,783
Buildings	363,121	203,660
Switching equipment	2,276,794	1,346,764
Telegraph, telex and data communication equipment	89,625	62,501
Transmission installation and equipment	908,092	513,601
Satellite, earth station and equipment	86,009	51,878
Cable network	2,432,999	1,638,469
Power supply	245,756	146,045
Data processing equipment	107,179	87,745
Other telecommunications peripherals	164,970	93,045
Office equipment	65,315	42,133
Vehicles	36,313	22,391
Other equipment	666	463
Property under construction	24,689	60,106

Total cost	6,809,316	4,272,584
Accumulated depreciation	(4,498,465)	(3,073,555)

Net book value	2,310,851	1,199,029

      The fixed assets under joint operation schemes decreased in 2002 due to the acquisition and consolidation of Pramindo (Note 6b).

16. PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				December 31,
	2001	Additions	Deductions	Reclassifications	2001

At cost
Land	3,160	—	—	—	3,160
Buildings	23,952	—	—	—	23,952
Switching equipment	626,516	—	—	(1,722)	624,794
Transmission installation and equipment	107,558	—	—	—	107,558
Cable network	334,792	—	—	(447)	334,345
Other telecommunications peripherals	201,296	—	—	(1,454)	199,842

Total	1,297,274	—	—	(3,623)	1,293,651

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,				December 31,
	2001	Additions	Deductions	Reclassifications	2001

Accumulated depreciation
Land	988	158	—	—	1,146
Buildings	8,198	1,198	—	(62)	9,334
Switching equipment	284,485	39,692	—	(1,722)	322,455
Transmission installation and equipment	76,387	10,756	—	—	87,143
Cable network	192,481	29,000	—	(447)	221,034
Other telecommunication peripherals	201,226	34	—	(1,454)	199,806

Total	763,765	80,838	—	(3,685)	840,918

Net Book Value	533,509				452,733

	January 1,				December 31,
	2002	Additions	Deductions	Reclassifications	2002

At cost
Land	3,160	—	—	—	3,160
Buildings	23,952	—	—	(225)	23,727
Switching equipment	624,794	—	—	(1,037)	623,757
Transmission installation and equipment	107,558	—	—	—	107,558
Cable network	334,345	—	—	(1,157)	333,188
Other telecommunications peripherals	199,842	—	(69,267)	(1,379)	129,196

Total	1,293,651	—	(69,267)	(3,798)	1,220,586

Accumulated depreciation
Land	1,146	132	—	—	1,278
Buildings	9,334	1,183	—	(106)	10,411
Switching equipment	322,455	38,776	—	(594)	360,637
Transmission installation and equipment	87,143	8,055	—	—	95,198
Cable network	221,034	26,203	—	(993)	246,244
Other telecommunications peripherals	199,806	36	(69,267)	(1,379)	129,196

Total	840,918	74,385	(69,267)	(3,072)	842,964

Net Book Value	452,733				377,622

      Ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The unearned income on revenue-sharing arrangements is as follows:

	2001	2002

Gross amount	1,293,651	1,220,586

Accumulated amortization:
Beginning balance	(1,029,431)	(1,098,583)
Addition (Note 38)	(72,775)	(52,271)
Deduction	3,623	73,065

Ending balance	(1,098,583)	(1,077,789)

Net	195,068	142,797

17. INTANGIBLE ASSETS

	2001	2002

Intangible assets	1,327,868	3,892,145
License — net	—	6,672

Net	1,327,868	3,898,817

      Movement of intangible assets during 2001 and 2002 is as follows:

	2001

	Intangible assets		Goodwill

	Dayamitra	Pramindo	GSD	Indonusa	Total

Beginning balance	—	—	—	—	—
Additions	1,276,575	—	106,348	654	1,383,577
Amortization (Note 41)	(42,643)	—	(12,412)	(654)	(55,709)

Ending balance	1,233,932	—	93,936	—	1,327,868

	2002

	Intangible assets		Goodwill

	Dayamitra	Pramindo	GSD	Indonusa	Total

Beginning balance	1,233,932	—	93,936	—	1,327,868
Additions	—	2,752,267	—	—	2,752,267
Amortization (Note 41)	(72,504)	(94,217)	(21,269)	—	(187,990)

Ending balance	1,161,428	2,658,050	72,667	—	3,892,145

      The intangible asset resulted from the acquisition of Dayamitra (Note 6a) and Pramindo (Note 6b) and represents the right to operate the business in the KSO area. Goodwill resulted from the acquisition of GSD and Indonusa (Note 1b).

      The license represents the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18. ESCROW ACCOUNT

      Escrow accounts consist of the following:

	2001	2002

Dayamitra (Note 6a)	171,080	129,188
Pramindo (Note 6b)	—	168,740

	171,080	297,928

     a. Dayamitra Escrow

      This account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 6a).

      In accordance with the Escrow Agreement, the Company made the first installment payment of US$14,343,750 on May 17, 2001. Further monthly installments of US$6,250,000 for twenty four months are required by the agreement. The Company is also obliged to make additional installment payments necessary to settle the obligation on the due dates and to maintain a minimum balance of US$14,343,750.

      The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed daily. The interest income earned is included as part of the escrow fund.

      The remaining funds available will be transferred to the Company after all of the obligations to the Dayamitra transaction are satisfied.

     b. Pramindo Escrow

      This escrow account with JP Morgan Chase Bank (“Pramindo Escrow Agent”) was established to facilitate the settlement of the Company’s obligations under its Conditional Sale and Purchase Agreement for the acquisition of Pramindo (Note 6b).

      In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

      The escrow account earns interest at LIBOR minus 0.4% per annum, which is computed daily. The interest income earned will be included as part of the escrow fund.

      The remaining funds available will be transferred to the Company after all of the obligations to the Pramindo transaction are satisfied.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19. TRADE ACCOUNTS PAYABLE

	2001	2002

Related parties
Payable to other telecommunications carriers	334,219	365,786
Concession fees	150,142	359,665
Purchases of equipment, materials and services	234,900	64,776
Others	365	—

Total	719,626	790,227

Third parties
Purchases of equipment, materials and services	913,992	2,015,145
Payable related to revenue-sharing arrangements	103,047	81,710
Payable to other telecommunication providers	22,898	175,769

Total	1,039,937	2,272,624

Total	1,759,563	3,062,851

      Trade accounts payable by currency are as follows:

	2001	2002

Rupiah	1,166,373	1,961,804
U.S. Dollars	195,164	831,258
Euro	197,544	264,959
Japanese Yen	2,064	229
Great Britain Pounds Sterling	3,218	4,598
Singapore Dollars	—	3
Deutsche Mark	179,401	—
Swedish Krona	10,217	—
French Franc	5,582	—

Total	1,759,563	3,062,851

      Refer to Note 48 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

20. ACCRUED EXPENSES

	2001	2002

Early retirement benefits	140,000	670,981
Salaries and employee bonuses	136,481	411,739
Interest and bank charges	276,953	298,840
General, administrative and marketing	265,987	199,625
Operation, maintenance and telecommunications services	79,126	180,740
AriaWest settlement (Note 56d)	—	179,000
Others	21,367	8,989

Total	919,914	1,949,914

      Based on the Board of Directors’ Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees’ rights under the early retirement program, method of calculation and payments for compensation and other benefits are provided in the Board of Directors’ Resolution No. KD.35/PS900/SDM-10/01 dated November 30, 2001 entitled Employees’ Rights under Early Retirement Program Year 2002. Accrued early retirement benefits as of December 31, 2001 were fully paid in the first quarter of 2002. Accrued early retirement benefits as of December 31, 2002 represents the continued early retirement program which was implemented in 2003.

21. ADVANCES FROM CUSTOMERS AND SUPPLIERS

      Represent advances and deposits received from customers for services.

22. SHORT-TERM BANK LOANS

      a. On October 5, 2001, Telkomsel entered into a Transferable Term Loan Agreement with Deutsche Bank AG, Jakarta Branch (as “Arranger” and “Facility Agent”) covering a loan facility amounting to Rp500,000 million obtained from banks (collectively “Lenders”), as follows:

	% of Loan
Name of bank	assigned	Amount

PT Bank Central Asia, Tbk	38	190,000
PT Bank Lippo, Tbk	19	95,000
PT Bank Niaga, Tbk	19	95,000
PT Bank Bali, Tbk	10	50,000
Deutsche Bank AG, Jakarta	10	50,000
PT Bank Ekonomi Raharja	4	20,000

		500,000

      The loan was obtained to finance Telkomsel’s working capital requirements. The loan bore interest at 3-months Certificates of Bank Indonesia plus 2%. The loan was settled on October 22, 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      b. On July 12, 2002, Telkomsel entered into an Opening Letter of Credit and Trust Receipt Loan Agreement with Citibank, N.A. providing for a total facility of US$40,000,000.

      The facility was obtained to finance Telkomsel’s capital expenditures in connection with procurement contracts with three strategic partners and a strategic supplier. Amounts drawn from the facility bear interest at the bank’s cost of funds plus 2.5%. The facility is available until July 31, 2004 and is not collateralized.

      Total loans drawn from the facility amounted to US$5,280,031. As of December 31, 2002 the outstanding balance of the loan amounted to US$4,385,295 (equivalent to Rp39,205 million).

23. MATURITIES OF LONG-TERM LIABILITIES

     a. Current maturities

	Notes	2001	2002

Two-step loans	24	845,366	836,109
Liabilities for acquisition of subsidiaries	27	466,508	1,385,956
Suppliers’ credit loans	25	66,880	163,072
Bank loans	29	146,300	162,077
Bridging loan	26	16,720	42,112
Others		826	901

Total		1,542,600	2,590,227

     b. Long-term portion

	Total	2004	2005	2006	2007	Later

	(In billions of Rupiah)
Two-step loans	7,734.0	862.4	865.4	761.0	652.1	4,593.1
Guaranteed notes	1,337.5	—	—	—	1,337.5	—
Bonds	976.0	—	—	—	976.0	—
Liabilities for acquisition of subsidiaries	1,619.0	1,619.0	—	—	—	—
Suppliers’ credit loans	175.6	174.9	0.7	—	—	—
Bridging loan	53.4	52.9	0.5	—	—	—
Bank loans	85.4	71.6	13.8	—	—	—
Project cost payable	15.5	—	—	—	—	15.5
Other long-term debt	9.3	0.1	—	—	—	9.2

Total	12,005.7	2,780.9	880.4	761.0	2,965.6	4,617.8

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24. TWO-STEP LOANS

      Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of draw-down. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

      The details of the two-step loans are as follows:

Creditor	Interest rate	2001	2002

	(%)
Overseas banks	2.95-18.41	9,118,911	8,271,096
Consortium of contractors	3.20-18.41	363,795	299,046

Total		9,482,706	8,570,142
Current maturities		(845,366)	(836,109)

Long-term portion		8,637,340	7,734,033

      Details of two-step loans obtained from overseas banks as of December 31, 2002 are as follows:

Currencies	Interest rate	2001	2002

	(%)
U.S. Dollars	3.85-8.70	3,907,627	3,500,678
Rupiah	12.00-18.41	3,745,731	3,366,297
Japanese Yen	2.95	1,217,489	1,188,369
Euro	7.18-8.30	—	215,752
French Franc	7.33-8.45	177,806	—
Netherlands Guilder	7.65	70,258	—

Total		9,118,911	8,271,096

      The acquired loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and they are due on various dates until 2025.

      Details of two-step loans obtained from the consortium of contractors as of December 31, 2002 are as follows:

Currencies	Interest rate	2001	2002

	(%)
Japanese Yen	3.20	193,639	155,681
Rupiah	13.25-18.41	170,156	143,365

Long-term portion		363,795	299,046

      The consortium of contractors consists of: Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

second digital telephone exchange project. The loans are payable in semi-annual installments and they are due on various dates until March 15, 2015.

      Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date, plus 1%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

      As of December 31, 2002, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

      The Company should maintain financial ratios as follows:

a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-steps loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditure for loans originally from World Bank and ADB, respectively.

      As of December 31, 2002 the Company complied with the above mentioned ratios.

25. SUPPLIERS’ CREDIT LOANS

      The detail of suppliers’ credit loans are as follows:

	2001	2002

Tomen Corporation	397,326	290,498
Cable & Wireless plc (C&W plc)	64,574	48,199

Total	461,900	338,697
Current maturities	(66,880)	(163,072)

Long-term portion	395,020	175,625

     a. Tomen Corporation (“Tomen”)

      Dayamitra has entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, one of the former stockholders of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

      In connection with the above agreement, Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

      Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears. Annual interest rates in 2002 ranged from 5.92% to 6.48%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan.

     b. Cable and Wireless plc (“C&W plc”)

      Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with C&W plc on May 19, 1999.

      The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2002 ranged from 5.92% to 6.48%.

      The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to stockholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc.

26. BRIDGING LOAN

	2001	2002

Total outstanding amount	128,121	95,517
Current maturities	(16,720)	(42,112)

Long-term portion	111,401	53,405

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

      C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier’s Credit Loan. The security provided against the bridging loan facility consists of an assignment of KSO revenues; an assignment of bank accounts; a security interest in Dayamitra’s movable assets; an assignment of the Tomen construction contract; an assignment of proceeds from early termination of the KSO license by the Company; and an assignment of insurance proceeds.

      Distributions to stockholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

27. LIABILITIES FOR ACQUISITION OF SUBSIDIARIES

      This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of Dayamitra in respect of the Company’s acquisition of 90.32% of Dayamitra and to the Selling Stockholders of Pramindo in respect of the Company’s acquisition of 100% of Pramindo.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002

Dayamitra transaction (Note 6a)
PT Intidaya Sistelindomitra	348,140	99,500
PT Mitracipta Sarananusa	239,318	68,398
Cable and Wireless plc	224,838	64,260
Unamortized deferred interest	(84,948)	(10,033)

	727,348	222,125

Pramindo transaction (Note 6b and 56k)
France Cables et Radio S.A.	—	1,224,296
PT Astratel Nusantara	—	1,071,343
Indosat	—	397,928
Marubeni Corporation	—	244,878
IFC — USA	—	91,829
NMP Singapore Pte. Ltd.	—	30,610
Unamortized deferred interest	—	(278,074)

	—	2,782,810

Total	727,348	3,004,935
Current maturity — net of unamortized deferred interest	(466,508)	(1,385,956)

Long-term portion — net of unamortized deferred interest	260,840	1,618,979

28. GUARANTEED NOTES AND BONDS

	2001	2002

Guaranteed Notes	—	1,337,518
Bonds	—	975,992

	—	2,313,510

     a. Guaranteed Notes

      In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150 million in notes (“Notes”) guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will be due on April 30, 2007. The trustee of the notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

      On April 23, 2002, TSFL entered into subscription agreements with UBS AG (“UBS”) whereby UBS agreed to subscribe and pay for the Notes at an issue price equal to 99.709% of the principal amount of the Notes, less any fees. TSFL has further authorized UBS to have the Notes listed on the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”).

      Based on the “On-Loan Agreement” dated April 30, 2002, between Telkomsel and TSFL, the proceeds from the subscription of the Notes were lent to Telkomsel at an interest rate of 9.765% per annum, payable on the same terms as above.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

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

      The current notes rating issued by Moodys is BB, by Standard and Poors is B+ and by Fitch is B+.

      As of December 31, 2002, the outstanding balance of the Notes and the unamortized portion of the discount are as follows:

	Foreign currency	Rupiah equivalent

Principal	150,000,000	1,341,000
Discount	(389,468)	(3,482)

Net	149,610,532	1,337,518

     b. Bonds

      On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange. The bonds mature on July 15, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas.

      The current bonds rating issued by Pefindo is AAA and by Standard and Poors is B+.

      As of December 31, 2002, the outstanding balance of the bonds and the unamortized portion of the discount are as follows:

Rp million

Principal	1,000,000
Discount	(24,008)

Net	975,992

      Before the date of redemption on outstanding amount of bonds which should be paid by the Company, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:

      1. Debt service coverage ratio should exceed 1.5:1

      2. Debt to equity ratio should not exceed:

a. 3:1, for the period of January 1, 2002 to December 31, 2002

b. 2.5:1, for the period of January 1, 2003 to December 31, 2003

c. 2:1, for the period of January 1, 2004 to the date of bonds redemption

      3. Debt to EBITDA ratio should not exceed 3:1

      As of December 31, 2002, the Company has complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29. LONG-TERM BANK LOANS

      The detail of bank loan as of December 31, 2002 is as follows:

			Outstanding
			in original	Outstanding
Lender	Currency	Total facility	currency	(Rp million)

Citibank N.A.	US$	6,950,000	6,950,000	62,119
Hermes Kreditversicherungs AG	US$	23,400,000	740,914	6,792
Bank Central Asia	Rp	173,000,000,000		25,903
Bank Consortium	US$	4,000,000	3,288,000	29,460
Bank Consortium	Rp	90,000,000,000		60,438
J-Exim (formerly Tomen)	US$	35,000,000	7,000,000	62,720

Total				247,432
Current maturities of long-term bank loans				(162,077)

Long-term portion				85,355

     a. High Performance Backbone (“HP Backbone”) Loan

      1. On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project and Pledge of Right To Deposit” with Citibank, N.A. providing a total facility of US$6,950,000.

      The facility was obtained to finance the construction of the Sumatra High Performance Backbone, in connection with the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

      The Company has drawn down the entire facility of US$6,950,000. As of December 31, 2002 the outstanding balance of the loan amounted to US$6,950,000 (equivalent to Rp62,119 million). The loan facility from Citibank NA is collateralized by a time deposit of US$6,950,000 (Note 12).

      Amounts drawn from the facility bear interest 1% above the interest rate provided by the Bank on the relevant deposit being pledged to the bank. The loans are payable in eight monthly installments beginning April 2003. The loans were paid by the Company in May 2003.

      2. On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank, N.A (“arranger”) and Citibank International plc (“agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“lender” and “guarantor”), providing a total facility of US$23,400,000.

      The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” referred to above.

      Hermes required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance. The

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

outstanding loan as of December 31, 2002 representing the first installment of the fee was US$740,914 (equivalent to Rp6,792 million).

      As of December 31, 2002, the Company has drawdown US$740,914 from the total facility. The loans are payable in ten semi-annually installments beginning in July 2004.

      Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

      3. On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to fund the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

      Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate. The loans are payable in twelve quarterly installments beginning January 2004. The loans will mature in October 2006.

      Total principal outstanding as of December 31, 2002 is Rp25,903 million. Total available under the facility as of December 31, 2002 is Rp147,097 million.

      The loan facility from Bank Central Asia is not collateralized.

     b. Internet Protocol Backbone (“IP Backbone”) Loan

      On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.

      Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter. Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12 month time deposit rate) thereafter.

      The loans are payable in eleven quarterly installments beginning in September 2002. The loans will mature on March 15, 2005.

      Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of December 31, 2002 are Rp60,438 million and US$3,288,000 (equivalent Rp29,460 million), respectively.

      The total unused credit facility for the Rupiah and U.S. Dollars facility as of December 31, 2002 is Rp16,475 million and US$ nil, respectively.

      The Company pledged the assets under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No.17 dated February 25, 2002 of Notary Titi Sri Amiretno Diah Wasisti Bagiono, S.H. on “Fiduciary Collateral”. The pledge has a maximum amount of US$14,587,525 and Rp401 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Average interest rates for the HP Backbone and IP Backbone loans during 2002 were as follows:

2002

Rupiah	17.14% – 19%
U.S. Dollars	3.5% – 4.38%

      Under the Loan Agreements for HP Backbone and IP Backbone, the Company should maintain quarterly financial ratios as follows:

      1. Debt to equity ratio should not exceed 3:1

      2. EBITDA to interest expense should exceed 5:1

      3. EBITDA to loan installment and interest payment should exceed 1.5:1

      As of December 31, 2002, the Company complied with the above mentioned ratios.

     c. J-Exim (formerly Tomen) Loan

	2001	2002

Total outstanding amount	219,450	62,720
Current maturities	(146,300)	(62,720)

Long-term portion	73,150	—

      This represents Dayamitra’s obligation under a loan facility agreement it entered into with Tomen on April 27, 1998. The facility has been fully drawn for US$35 million, which is repayable in five semi-annual installments of US$7 million commencing on March 25, 2001. The Company has unconditionally guaranteed this loan.

      Interest accrues on the outstanding principal at the rate of LIBOR plus 1% and is repayable semi-annually, commencing on September 25, 1998. Annual interest rates in 2002 ranged from 2.75% to 3.58%.

      On June 21, 1999, an agreement was entered into between Tomen and The Export-Import Bank of Japan (“J-Exim”) under which the loan and related security rights were assigned from Tomen to J-Exim.

30. MINORITY INTEREST IN SUBSIDIARIES

	2001	2002

Minority interest in net assets of subsidiaries:
Telkomsel	1,162,720	2,516,180
Infomedia	45,060	43,744
Dayamitra	7,022	22,173
Indonusa	20,531	13,700
GSD	1	2

Total	1,235,334	2,595,799

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2000	2001	2002

Minority interest in net income(loss) of subsidiaries:
Telkomsel	299,769	455,331	782,870
Infomedia	13,161	15,067	19,031
Dayamitra	—	6,241	15,151
Indonusa	—	(2,034)	(6,831)
GSD	—	—	1

Total	312,930	474,605	810,222

31. CAPITAL STOCK

	2001

		Percentage	Total
Description	Number of shares	of ownership	Paid-up capital

		%
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,472,235,355	54.29	2,736,118
Board of Commissioners:
Andi Siswaka Faisal	8,262	—	4
Board of Directors:
Kristiono	12,690	—	6
Komarudin Sastrakoesoemah	9,342	—	5
Taufik Akbar	8,910	—	4
Mursyid Amal	8,262	—	4
Public (below 5% each)	4,607,716,818	45.71	2,303,859

Total	10,079,999,640	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002

		Percentage	Total
Description	Number of shares	of ownership	Paid-up capital

		%
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB	879,723,798	8.73	439,862
The Bank of New York	610,489,548	6.06	305,245
Board of Commissioners:
Petrus Sartono	8,262	—	4
Board of Directors:
Kristiono	12,690	—	6
Garuda Sugardo	8,262	—	4
Guntur Siregar	9,990	—	5
Agus Utoyo	11,826	—	6
Suryatin Setiawan	10,854	—	5
Public (below 5% each)	3,429,489,054	34.02	1,714,745

Total	10,079,999,640	100.00	5,040,000

32. ADDITIONAL PAID-IN CAPITAL

	2001	2002

Proceeds from sale of 933,333,000 shares with par value of Rp2,050 per share through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

33. TELEPHONE REVENUES

	2000	2001	2002

Fixed lines
Local and domestic long-distance usage	4,097,093	5,225,705	5,447,925
Monthly subscription charges	887,355	997,651	1,474,823
Installation charges	75,382	98,017	130,234
Phone cards	34,426	25,455	29,265
Others	83,608	68,328	181,852

Total	5,177,864	6,415,156	7,264,099

Cellular
Air time charges	2,484,518	3,987,738	5,453,597
Monthly subscription charges	356,034	581,566	593,347
Connection fee charges	42,644	128,543	172,302
Features	6,806	10,151	7,555

Total	2,890,002	4,707,998	6,226,801

Total Telephone Revenues	8,067,866	11,123,154	13,490,900

34. INTERCONNECTION REVENUES — NET

	2000	2001	2002

Cellular	704,160	1,241,603	2,383,667
International	235,936	116,770	344,500
Other	40,889	65,313	103,167

Total	980,985	1,423,686	2,831,334

35. REVENUE UNDER JOINT OPERATION SCHEMES

	2000	2001	2002

Minimum Telkom Revenues	1,556,699	1,474,200	1,319,715
Share in Distributable KSO Revenues	695,106	732,960	801,010
Amortization of unearned initial investor payments under Joint Operation Schemes	15,349	12,426	7,420

Total	2,267,154	2,219,586	2,128,145

      Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages. The agreed percentages for revenue distribution between the Company and KSO Investors was 35%:65% for KSO Unit VII and 30%:70% for KSO Unit III and IV, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

36. DATA AND INTERNET REVENUES

	2000	2001	2002

SMS	24,500	344,600	997,249
Multimedia	64,539	218,300	337,796
VoIP	—	25,589	152,195
ISDN	18,895	84,695	64,386

Total	107,934	673,184	1,551,626

37. NETWORK REVENUE

	2000	2001	2002

Satellite transponder lease	183,255	203,558	190,220
Leased lines	156,779	211,371	125,878

Total	340,034	414,929	316,098

38. REVENUE-SHARING ARRANGEMENT REVENUES

	2000	2001	2002

Revenue-Sharing Arrangement revenues — net	170,133	191,478	211,483
Amortization of unearned income (Note 16)	117,537	72,775	52,271

Total	287,670	264,253	263,754

39. OPERATING EXPENSES — PERSONNEL

	2000	2001	2002

Salaries and related benefits	703,568	883,409	1,410,670
Vacation pay, incentives and other benefits	297,606	364,707	655,518
Early retirements	—	140,000	717,289
Net periodic post-retirement benefit cost (Note 47)	306,263	374,510	616,512
Net periodic pension cost (Note 45)	72,643	86,233	362,298
Employee income tax	196,565	132,855	201,468
Long service awards (Note 46)	36,044	94,540	289,922
Housing	72,525	93,315	89,495
Medical	57,727	81,698	28,209
Others	27,531	29,978	16,187

Total	1,770,472	2,281,245	4,387,568

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

40.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND
TELECOMMUNICATION SERVICES

	2000	2001	2002

Operations and maintenance	575,647	891,435	1,042,588
Radio frequency usage charges	16,711	101,305	292,703
Electricity, gas and water	116,484	157,068	219,913
Cost of phone cards	47,076	173,412	197,683
Concession fees	78,482	63,561	163,891
Insurance	98,604	67,783	142,932
Leased lines	34,656	82,880	103,643
Motor vehicles	15,694	38,235	79,961
Travel	11,029	15,700	16,523
Telephone kiosks’ commissions	372,258	520,947	—
Others	19,094	37,595	30,382

Total	1,385,735	2,149,921	2,290,219

      Effective January 1, 2002, telephone kiosks are charged 70% of the general tariff. Consequently, telephone kiosk is no longer paid commissions and accordingly there were no commissions in 2002.

41. OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2000	2001	2002

Professional fees	43,409	325,268	218,949
Collection costs	131,449	181,925	224,782
Amortization of intangible assets (Note 17)	—	55,709	187,990
Training, education and recruitment	114,723	147,312	122,045
Travel	65,913	92,828	111,427
Security and screening	35,154	48,792	77,103
General and social contribution	6,604	36,762	69,419
Printing and stationery	32,150	37,589	43,513
Meetings	17,711	26,498	31,719
Allowance for doubtful accounts and inventory obsolescence	348,421	342,900	31,103
Research and development	33,110	39,523	10,483
Deferred stock issuance amortization	22,402	—	—
Others	20,637	8,350	17,761

Total	871,683	1,343,456	1,146,294

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The allowance for doubtful accounts includes an allowance for the MTR and share in distributable KSO revenues receivable from KSO III amounting to Rp14,332 million, Rp155,756 million and RpNil in 2000, 2001 and 2002, respectively. This provision was reversed in 2002 following the settlement of the AriaWest dispute (Notes 9 and 56d).

42. INCOME TAX

	2001	2002

a. Prepaid taxes
Subsidiaries
Corporate income tax	—	265
Value added tax	—	84,409

	—	84,674

b. Taxes payable
The Company
Income tax
Article 21	17,794	10,959
Article 22	2,739	2,189
Article 23	6,506	25,325
Article 25	77,556	3,450
Article 26	27	1,892
Article 29	1,098,034	631,124
Value added tax	105,608	34,487

	1,308,264	709,426

Subsidiaries
Article 4	839	—
Article 21	11,382	16,613
Article 22	32	187
Article 23	49,063	26,408
Article 25	61,773	77,881
Article 26	5,529	4,931
Article 29	357,397	220,377
Value added tax	83,709	53,809

	569,724	400,206

	1,877,988	1,109,632

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

          c. Income tax expense

	2000	2001	2002

The Company
Current	670,797	1,291,206	1,671,104
Deferred	281,509	(168,815)	(153,019)

	952,306	1,122,391	1,518,085

Subsidiaries
Current	557,402	886,160	1,076,658
Deferred	10,586	(1,656)	304,228

	567,988	884,504	1,380,886

	1,520,294	2,006,895	2,898,971

      The reconciliation between income tax expense and the theoretical tax amount on income before tax is as follows:

	2000	2001	2002

Consolidated income before tax	4,608,229	6,549,891	11,748,902
Add back consolidation eliminations	1,059,611	1,926,439	2,554,407

Consolidated income before tax and eliminations	5,667,840	8,476,330	14,303,309
Deduct income before tax of subsidiaries	(1,940,530)	(3,285,548)	(4,745,515)

Income before tax attributable to the Company	3,727,310	5,190,782	9,557,794

Tax calculated at progressive rates	1,118,184	1,557,218	2,867,321
Income not subject to tax	(182,073)	(516,707)	(1,677,493)
Interest income subject to final tax	(189,494)	(148,300)	(107,715)
Non-deductible expenses	205,689	230,180	469,464
Deferred tax asset originating from previously unrecognized temporary difference	—	—	(40,252)
Deferred tax assets that cannot be utilized	—	—	6,760

Total income tax expense of the Company	952,306	1,122,391	1,518,085
Total income tax expense of the subsidiaries	567,988	884,504	1,380,886

Total consolidated income tax expense	1,520,294	2,006,895	2,898,971

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The reconciliation between income before tax and the estimated taxable income for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002

Income before tax attributable to the Company	3,727,310	5,190,782	9,557,794

Temporary differences:
Depreciation of property, plant and equipment	(349,114)	165,239	(170,134)
Gains on sale of property, plant and equipment	(218,708)	(21,759)	14,774
Allowance/(write back) for doubtful accounts	217,294	226,514	(156,223)
Accounts receivable written off	—	(44,423)	(82,474)
Allowance for inventory obsolescence	61,666	74,059	10,099
Inventory written off	(3,992)	(3,013)	(15,223)
Provision for early retirement benefits	—	140,000	670,981
Payment of early retirement benefits	—	—	(140,000)
Net periodic pension cost	(155,839)	(46,852)	58,226
Long service awards	19,116	65,675	213,397
Amortization of deferred stock issuance cost	14,428	(5,981)	(17,942)
Amortization of landrights	(894)	5,839	(1,524)
Provision for impairment of property, plant and equipment	—	—	6,401
Decline in value of investments	18,856	(90,000)	—
Timing difference of KSO units	14,605	10,694	6,317
Depreciation of property, plant and equipment under revenue sharing arrangements	53,271	53,884	11,576
Amortization of unearned income under revenue sharing arrangements	(39,832)	(15,380)	(7,998)
Revenue from transfer of property, plant and equipment under revenue sharing arrangements	—	—	765
Share in net loss of associated companies	(531,858)	—	41,178

Total	(901,001)	514,496	442,196

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2000	2001	2002

Permanent differences:
Net periodic post-retirement benefit cost	306,263	373,074	611,992
Amortization of goodwill and intangible assets	—	55,709	187,990
Amortization of deferred interest	—	79,899	173,794
Tax penalties	16,703	—	216,198
Share in net loss/(income) of associates and subsidiaries	175,283	(1,307,404)	(2,238,300)
Gain on sale of long-term investment in Telkomsel	—	—	(3,166,086)
Interest income	(631,646)	(494,332)	(359,049)
Amortization of unearned income under revenue sharing arrangements	(77,705)	(57,395)	(44,273)
Adjustment of share in net income of Telkomsel as a result of the recast of financial statements	(470,992)	(241,725)	—
Income from land/building rental	(58,211)	(116,831)	(65,175)
Others	150,015	307,813	253,322

Total	(590,290)	(1,401,192)	(4,429,587)

Total taxable income of the Company	2,236,019	4,304,086	5,570,403

Current income tax expense of the Company	670,797	1,291,206	1,671,104
Current income tax expense of the subsidiaries	557,402	886,160	1,076,658

Total	1,228,199	2,177,366	2,747,762

      The above taxable income and current tax payable of the Company for 2000 are in accordance with the corporate tax returns filed with the Tax Service Office and for 2001 and 2002 will be treated in accordance with the prevailing tax regulations.

      Pursuant to Decision Letter No. KEP-01/WPJ.07/KP.0105/2002 dated March 22, 2002, the Director General of Taxation has permitted the Company to pay taxes due on the cross-ownership transaction in nine monthly installments ending on December 25, 2002. Interest of Rp1,500 million per month is charged on the outstanding balance.

      In 2002, the Company received an Underpayment Tax Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 million and Rp19,568 million, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/ prepayments and the amount assessed by the Tax Service Office was charged to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     d. Deferred tax assets and liabilities

      The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

			Difference in
			value of
			restructuring
			transaction
		(Charged)/credit	between
	December 31,	to statements of	entities under	December 31,
	2000	income	common control	2001

The Company
Deferred tax assets:
Allowance for doubtful accounts	123,670	46,749	—	170,419
Allowance for inventory obsolescence	33,021	(21,110)	—	11,911
Provision for early retirement benefits	—	42,000	—	42,000
Decline in value of investments	32,657	(27,001)	—	5,656
Deferred stock issuance costs	7,176	(1,794)	—	5,382
Landrights	(1,133)	1,751	—	618
Provision for long service awards	63,048	19,703	—	82,751

Total deferred tax assets	258,439	60,298	—	318,737

Deferred tax liabilities:
Difference between book and tax property,plant and equipment’s net book value	(1,562,174)	110,519	—	(1,451,655)
Revenue sharing arrangements	(30,968)	11,551	—	(19,417)
Long-term investments	(337,325)	—	337,325	—
Net periodic pension cost	(11,600)	(13,553)	—	(25,153)

Total deferred tax liabilities	(1,942,067)	108,517	337,325	(1,496,225)

Deferred tax liabilities of the Company, net	(1,683,628)			(1,177,488)

Deferred tax liabilities of subsidiaries, net	(19,999)			(640,748)

Total deferred tax liabilities, net	(1,703,627)			(1,818,236)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		(Charged)/credit
	December 31,	to statements	Pramindo	December 31,
	2001	of income	acquisition	2002

The Company
Deferred tax assets:
Allowance for doubtful accounts	170,419	(69,030)	—	101,389
Allowance for inventory obsolescence	11,911	(1,404)	—	10,507
Provision for early retirement benefits	42,000	159,294	—	201,294
Decline in value of investments	5,656	(5,656)	—	—
Deferred stock issuance costs	5,382	(5,382)	—	—
Landrights	618	(457)	—	161
Long-term investments	—	52,605	—	52,605
Provision for long service awards	82,751	64,018	—	146,769
Provision for impairment of property, plant and equipment	—	1,920	—	1,920

Total deferred tax assets	318,737	195,908	—	514,645

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,451,655)	(61,352)	—	(1,513,007)
Revenue sharing arrangements	(19,417)	1,298	—	(18,119)
Net periodic pension cost	(25,153)	17,165	—	(7,988)

Total deferred tax liabilities	(1,496,225)	(42,889)	—	(1,539,114)

Deferred tax liabilities of the Company, net	(1,177,488)	153,019	—	(1,024,469)

Deferred tax liabilities of the subsidiaries, net	(638,824)*)	(304,228)	(1,115,645)	(2,058,697)

Total deferred tax liabilities, net	(1,816,312)			(3,083,166)

*)	Including deferred tax asset of PT Infomedia Nusantara, a subsidiary, of Rp1,924 million presented separately in the “Advances and other non-current assets” as at 31 December 2001.

     e. Administration

      Under taxation laws of Indonesia, the Company submits tax returns on the basis of self assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became due.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements, however, Management believes that the outcome of these tax audits will not be significant.

43. BASIC EARNINGS PER SHARE

      Net income per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2000, 2001 and 2002.

      The Company does not have potentially dilutive ordinary shares.

44. CASH DIVIDENDS AND GENERAL RESERVE

      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 6 dated April 7, 2000 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 1999 amounting to Rp1,086,161 million or Rp107.75 per share, and appropriated Rp21,723 million for general reserves.

      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 17 dated May 10, 2001 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126,950 million for general reserves.

      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 16 dated June 21, 2002 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriated Rp425,012 million for general reserves.

45. PENSION PLAN

     a. The Company

      The Company provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. The plan is managed by Dana Pensiun Telkom, whose deed of establishment was approved by the Minister of Finance of the Republic of Indonesia in his decision letter No. S.199/MK.11/1984 dated April 23, 1984.

      The Pension Fund’s main sources of funds are the contributions from the employees and the Company. Pension contributions are determined by annual actuarial calculations. The employees contribute 8.4% of their basic salaries to the plan and any remaining amount required to fund the plan is contributed by the Company.

      Pursuant to the Annual General Meeting of Stockholders and the Board of Commissioners meeting in 1999, the stockholders and Board of Commissioners approved a 15% increase in the pension benefit for pensioners and an increase in the basic salary of active employees effective January 1, 1999.

      To increase the pension benefits, the Company increased the basic salaries of active employees by 50% effective August 1, 2000.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The Company added double pension benefits for employees above 56 years of age, deceased employees or employees with physical disabilities. The increase applies to employees still in active service on July 1, 2002. The Company also increased pension benefits of employees who retired prior to August 1, 2000 by 50% effective January 1, 2003.

      The Company’s contributions to the pension fund amounted to Rp228,482 million, Rp129,252 million and Rp297,352 million for the years ended 2000, 2001 and 2002, respectively. In addition, the pension contribution of KSO Units during 2002 amounted to Rp30,434 million.

      The funded status of the plan as of December 31, 2001 and 2002 are as follows:

	2001	2002

Change in benefit obligation
Benefit obligation at beginning of year	2,209,592	2,289,134
Service cost	59,629	90,869
Interest cost	277,077	418,044
Expected employee contributions	19,831	31,939
Expected benefits payment	(156,468)	(186,805)
Plan amendments	(36,649)	1,676,601
Actuarial loss (gain)	(83,878)	(71,672)

Benefit obligation at end of year	2,289,134	4,248,110

Change in plan assets
Fair value of plan assets at beginning of year	2,091,721	2,571,714
Expected employer contributions	173,783	359,725
Expected return on plan assets	266,324	343,121
Expected benefit payment	(156,468)	(186,805)
Actuarial (loss) gain	196,354	11,893

Fair value of plan assets at end of year	2,571,714	3,099,648

Funded status	282,580	(1,148,462)
Unamortized net amount resulting from changes in plan experience and actuarial assumptions	(632,536)	(820,394)
Unamortized prior service cost	224,383	1,812,198
Unrecognized net obligation at the date of initial application of PSAK No. 24	206,158	177,525

Prepaid pension cost	80,585	20,867

      Plan assets consist mainly of Rupiah time deposits.

      The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the remaining average future working lives of active employees. This was 17.2 years, starting from January 1, 1992.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The actuarial valuations for the pension plan as of December 31, 2000, 2001 and 2002 were prepared February 1, 2001, February 4, 2002 and February 28, 2003 by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method with the following assumptions:

	2000	2001	2002

	%	%	%
Discount rate	13	13	13
Expected long-term rate of return on assets	13	13	13
Salary growth rate	6	6	6

      The composition of the net periodic pension cost charged to income for the Company’s plan is as follows:

	2000	2001	2002

Return on plan assets	(279,302)	(266,324)	(343,121)
Interest cost	216,869	277,077	418,044
Amortization and deferral — net	90,068	17,624	132,928
Increase in amortization of prior service cost	23,806	23,806	88,786
Service cost	21,202	32,441	65,661

Net periodic pension cost (Note 39)	72,643	84,624	362,298

      In addition, the pension cost charged to the KSO Units amounted to Rp18,241 million, Rp27,188 million and Rp25,207 million in 2000, 2001 and 2002, respectively.

     b. Telkomsel

      Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. The plan is managed by PT Asuransi Jiwasraya, a state-owned life insurance company. The employees contribute 5% of their basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

      Telkomsel’s contributions to the pension fund amounted to Rp2,189 million, Rp3,080 million and Rp5,163 million for the years ended 2000, 2001 and 2002, respectively.

      The composition of the net periodic pension cost is as follows:

	2000	2001	2002

Service cost	1,418	2,247	4,188
Net amortization and deferral	(1,410)	(943)	(2,070)

Net periodic pension cost	8	1,304	2,118

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, prepared the actuarial valuations for 2000, 2001 and 2002, using the “Projected-Unit-Credit” method with the following assumptions:

Discount rate	12%
Salary growth rate	10%
Expected long term return on assets	12%

      The funding status of the plan as of December 31, 2000, 2001 and 2002 is as follows:

	2001	2002

Vested benefits	1,651	3,226

Accumulated benefit obligation	6,153	8,072

Projected benefit obligation	15,001	20,927
Plan assets at fair value	19,546	27,919

Excess of plan assets over projected benefit obligation	4,545	6,992
Unrecognized past service cost	3,207	3,135
Unrecognized experience adjustment	(3,482)	(2,813)

Prepaid pension cost	4,270	7,314

      The unrecognized net obligation at the date of initial application of PSAK No. 24 is being amortized over the estimated average remaining service period of active employees of 18.87 years as of June 1, 1999.

     c. Other Subsidiaries

      Certain of the Company’s subsidiaries provide defined benefit pension plans to their employees. The employees contribute 3-5% of their basic salaries to the plan and the subsidiary contributes any remaining amount required to fund the plan. Pension benefit costs are calculated based on the actuarial valuations from an independent actuary using the Projected Unit Credit method.

      As of December 31, 2002, there are no significant differences between the fair values of the plan assets of the relevant pension fund and the projected benefit obligations.

46. LONG SERVICE AWARDS

      The Company’s employees are entitled to receive certain cash awards based on length of service, which are either paid during active employment or upon resignation, retirement or termination.

      Awards paid during active employment are:

      i. Karya Bhakti — long term award

      ii. Long leave allowance

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Awards payable upon resignation, retirement or termination are:

      i. Purnabhakti award and Pengabdian award

      ii. Last housing allowance

      iii. Last transportation allowance

      The actuarial valuations for the long service awards as of December 31, 2000, 2001 and 2002 were prepared on January 15, 2004 by Dayamandiri Dharmakonsilindo, an independent actuary, using the Projected Unit Credit Method with the following assumptions:

	2000	2001	2002

	%	%	%
Discount rate	13	13	13
Salary growth rate	8	8	8

      The composition of the long service award charged to income for the Company’s plan is as follows:

	2000	2001	2002

Liability at beginning of year	191,043	210,159	275,834

Net periodic benefit cost (Note 39)	36,044	94,540	289,922
Benefit payment	(16,928)	(28,865)	(76,525)

Liability at end of year	210,159	275,834	489,231

47. POST-RETIREMENT BENEFITS

      The Company provides a post-retirement health care plan for all of its pensioners who have worked for over 20 years and to their eligible dependents. The requirement of working for over 20 years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

      The Company accounts for the cost of the benefits over the working lives of its employees based on actuarial computations in accordance with Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”), of U.S. GAAP. The transition obligation at the date of initial application was Rp524,250 million and is being amortized over 20 years beginning on January 1, 1995.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The composition of the net periodic post-retirement benefit cost is as follows:

	2000	2001	2002

Expected return on plan assets	(41,334)	(49,011)	(33,744)
Service cost	37,023	46,689	69,345
Interest cost	243,386	298,541	424,834
Amortization of unrecognized transition obligation	26,213	26,213	26,213
Amortization of prior service cost	(395)	(395)	(395)
Amortization of gain/losses	41,370	52,473	80,683
Net curtailment loss/gain	—	—	49,576

Net periodic post-retirement benefit cost (Note 39)	306,263	374,510	616,512

      In addition, the cost of post-retirement benefits charged to the KSO Units amounted to Rp16,703 million, Rp16,212 million and Rp14,611 million in 2000, 2001 and 2002, respectively.

      The actuarial valuations dated January 15, 2004 for the post-retirement benefit plan as of December 31, 2000 and 2001 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. For the year 2002 the evaluation was prepared by PT Dayamandiri Dharmakonsilindo, its actuarial valuation dated January 15, 2004, used the Projected Unit Credit method with the following assumptions:

Discount rate:	13%
Expected return on plan assets:	13%
Cost Trend Rate:
2000:	16% in 2001 reducing to ultimate rate of 10% in 2004
2001:	16% in 2002 reducing to ultimate rate of 10% in 2005
2002:	14% in 2003 reducing to ultimate rate of 10% in 2005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The funded status of the plan as of December 31, 2001 and 2002 is as follows:

	2001	2002

Change in benefit obligation
Benefit obligation at beginning of year	2,321,531	3,286,991
Service cost	46,689	69,345
Interest cost	298,541	424,834
Expected benefits payment	(50,130)	(70,491)
Actuarial loss (gain)	670,360	102,102

Benefit obligation at end of year	3,286,991	3,812,781

Change in plan assets
Fair value of plan assets at beginning of year	317,694	330,461
Employer contributions	41,693	59,543
Expected return on plan assets	49,011	53,287
Actual benefit payment	(60,454)	(79,851)
Actuarial (loss) gain	(17,483)	(19,544)

Fair value of plan assets at end of year	330,461	343,896

Funded status	(2,956,530)	(3,468,885)
Unrecognized net transition obligation	340,759	291,899
Unrecognized prior service gain	(2,874)	(2,301)
Unrecognized net losses	1,573,120	1,576,793

Accrued post-retirement benefit cost	(1,045,525)	(1,602,494)

      A 1% increase in the cost trend rate would result in service cost and interest cost, and accumulated post-retirement benefit obligation as of December 31, 2000, 2001 and 2002 as follows:

	2000	2001	2002*)

Service cost and interest cost	444,662	623,715	664,741
Accumulated post-retirement benefit obligation	2,804,878	3,981,842	4,473,675

*)	Before curtailment

48. RELATED PARTY INFORMATION

      In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s, policy that, the pricing of these transactions be the same as those of arms-length transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The following are significant agreements/ transactions with related parties:

     a. Government of the Republic of Indonesia

i. The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

ii. The Company and its subsidiary pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

      Concession fees amounted to Rp78,482 million, Rp63,561 million and Rp163,891 million in 2000, 2001 and 2002, respectively. Concession fees reflected 1.2%, 0.7% and 1.4% of total operating expenses in 2000, 2001 and 2002, respectively. Radio frequency usage charges amounted to Rp16,711 million, Rp101,305 million and Rp292,703 million in 2000, 2001 and 2002, respectively. Radio frequency usage charges reflected 0.3%, 1.1% and 2.5% of total operating expenses in 2000, 2001 and 2002, respectively.

     b. Commissioners and Directors Remuneration

i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp4,851 million, Rp7,189 million and Rp8,706 million in 2000, 2001 and 2002, respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2000, 2001 and 2002, respectively.

ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp22,650 million, Rp30,329 million, and Rp35,106 million in 2000, 2001 and 2002, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses in 2000, 2001 and 2002, respectively.

     c. Indosat

      The Company has an agreement with Indosat, a telecommunications services company, in which the Government, the majority owner of the Company has significant voting rights, for the provision of international telecommunication services to the public.

      The principal matters covered by the agreement are as follows:

i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii. The Company and Indosat are responsible for their respective telecommunications facilities.

iii. Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iv. The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunications of the Republic of Indonesia.

      The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

      Pursuant to the Ministry of Communication Decree regarding the transfer of the license for Indosat’s mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile (“IM3”), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

      The Company’s compensation relating to leased lines/ channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services.

      Indosat also leases circuits from the Company to link Jakarta, Medan and Surabaya.

      The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i. Telkomsel’s GSM mobile cellular telecommunications network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii. Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges.

iii. Billings for international calls made by customers of GSM mobile cellular telecommunications are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue although billings to customers have not been collected.

iv. The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year period as agreed by both parties. The latest extension expired on February 28, 2003 and is still under negotiation. In the meantime, interconnection revenue is charged based upon the previous agreement.

      The Company and its subsidiary earned net interconnection revenues from Indosat of Rp93,175 million, Rp54,024 million and Rp274,706 million in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0.3% and 1.3% of total operating revenues in 2000, 2001 and 2002, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Telkomsel also has an agreement for the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp11,821 million, Rp13,372 million and Rp12,703 million in 2000, 2001 and 2002, respectively, reflecting 0.2%, 0.2% and 0.1% of total operating expenses in 2000, 2001 and 2002, respectively. Other agreements between Telkomsel and Indosat are as follows:

i. Development and maintenance for Jakarta-Surabaya cable system agreement (“J — S Cable System”).

      Telkomsel, Lintasarta, Satelindo and Indosat (“the parties”) entered into Development and Maintenance for Cable System Agreement. The parties formed a management committee consisting of a chief and a representative of the respective parties, to direct the development of the cable system which was completed in 1998. Based on the agreement, Telkomsel shared 19.325% of the total development cost. Telkomsel also shares the total cost of operation and maintenance based on the agreed formula.

      The cost of operation and maintenance shared amounted to Rp955 million, Rp1,359 million and Rp956 million for the years 2000, 2001 and 2002, respectively.

ii. Indefeasible Right of Use Agreement

      On September 21, 2000, Telkomsel entered into agreement with Indosat with respect to the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an irrevocable right to use certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying a compensation amounting to US$2,727,273. Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

iii. Indosat, on behalf of IM3, on November 1, 2001 entered into interconnection agreement with Telkomsel agreeing the following:

•	Telkomsel’s GSM cellular mobile network connects with IM3’s network enabling Telkomsel’s customers to make or receive a call from or to IM3’s customers.

•	Supply and installation of interconnection tools needed is Telkomsel’s responsibility.

•	The agreement is effective since the signing date and extendable as long as agreed by both parties.

      Based on the amendment to the above agreement, on December 14, 2001, Telkomsel’s customers are able to send and receive short message services from IM3’s customers.

      The Company and its subsidiary earned net interconnection revenue from IM3 of Rp157 million in 2001 and Rp50,880 million in 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     d. Satelindo

      The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

i. Interconnection of the Company’s fixed-line network (“PSTN”) with Satelindo’s international gateway exchange, enabling the Company’s customers to make outgoing or receive incoming international calls through Satelindo’s international gateway exchange.

ii. Billings for the international telecommunications services used by domestic customers through Satelindo’s international gateway exchange will be handled by the Company.

      The Company also has an agreement with Satelindo for the interconnection of Satelindo’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Satelindo’s customers.

      Interconnection revenues earned from Satelindo were Rp227,253 million, Rp293,726 million and Rp625,101 million in 2000, 2001 and 2002, respectively, which reflected 1.9%, 1.8% and 3.0% of total operating revenues for 2000, 2001 and 2002, respectively.

      The Company leases international circuits from Satelindo. Payments made in relation to the lease expense amounted to Rp19,611 million, Rp28,111 million and Rp32,885 million in 2000, 2001 and 2002, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses for 2000, 2001 and 2002, respectively.

      Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo’s establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company’s satellite control station located in Jakarta. These transfers were to be covered in a separate agreement between Satelindo and the Company which was never made. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

      In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,214 million in 1995 and the remaining Rp25,809 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the above payment being treated as a lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024. As of December 31, 2002, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

e.	The Company provides telecommunication services to Government agencies.

f.	The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company’s Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

to Rp86,305 million, Rp89,469 million and Rp44,109 million in 2000, 2001 and 2002, respectively, which reflected 0.7%, 0.5% and 0.2% of total operating revenues in 2000, 2001 and 2002, respectively.

g.	The Company provides leased lines to associated companies and Indosat’s subsidiaries — CSM, Lintasarta, Satelindo, Komselindo, Mobisel, Metrosel and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp17,454 million, Rp19,764 million and Rp75,704 million in 2000, 2001 and 2002, respectively, reflecting 0.1%, 0.1%, and 0.4% of total operating revenues in 2000, 2001, and 2002.

h.	The Company provides a data communication network system for Lintasarta — an Indosat subsidiary and operates a telemetry tracking and command station for PSN — an associated company. Revenues earned by the Company from these transactions amounted to Rp16,384 million and Rp27,963 million in 2000 and 2001 respectively, reflecting 0.1% and 0.2% of total operating revenues in 2000 and 2001. There was no revenue earned from these transactions in 2002.

i.	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika, Telekomindo, Bangtelindo, Telesera and Koperasi Pegawai Telekomunikasi. Purchases made from these related parties amounted to Rp104,669 million, Rp100,459 million and Rp154,808 million in 2000, 2001 and 2002, respectively, reflecting 3.3%, 2.4%, and 2.1% of total fixed assets purchases in 2000, 2001, and 2002, respectively.

j.	PT INTI is also a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2000, 2001 and 2002 amounted to Rp405,351 million, Rp663,587 million and Rp34,717 million, respectively, reflecting 12.8%, 15.7% and 0.5% of total fixed assets purchases in 2000, 2001 and 2002, respectively.

k.	The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp109,821 million, Rp83,945 million and Rp131,445 million in 2000, 2001 and 2002, respectively, reflecting 1.7%, 0.9% and 1.1% of total operating expenses in 2000, 2001 and 2002, respectively.

l.	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. As of December 31, 2001, the Company also has an investment in mutual funds managed by Danareksa, a state-owned company. Total placements in form of current accounts and time deposits in state-owned banks and mutual funds amounted to Rp3,779,894 million and Rp6,161,244 million as of December 31, 2001 and 2002, respectively, reflecting 11.4% and 13.9% of total assets as of December 31, 2001 and 2002, respectively.

m.	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp35,103 million, Rp18,680 million and Rp14,570 million in 2000, 2001 and 2002, respectively, reflecting 0.5%, 0.2% and 0.1% of total operating expenses in 2000, 2001 and 2002, respectively.

n.	The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. The cost of the phone cards amounted to Rp2,195 million, Rp1,781 million and Rp1,377 million in 2000, 2001 and 2002, respectively, reflecting 0.03%, 0.02% and 0.01% of total operating expenses for 2000, 2001 and 2002, respectively.

o.	In 1991, the Company granted loans to Koperasi Telekomunikasi (“Koptel”) amounting to Rp1,000 million to support Koptel’s activities in providing housing loans to the Company’s employees. The balance of the loans amounted to Rp300 million, Rp200 million and Rp100 million in 2000, 2001 and 2002, respectively.

p.	The Company and its subsidiary earned interconnection revenues from Komselindo, Metrosel, Mobisel, BBT, PSN and Patrakomindo, which are associated companies, totaling Rp671,612 million, Rp345,284 million and Rp77,984 million in 2000, 2001 and 2002, respectively, reflecting 5.5%, 2.1% and 0.4% of total operating revenues in 2000, 2001 and 2002, respectively.

q.	In addition to revenues earned under the KSO Agreement (Note 50), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp95,227 million, Rp114,200 million and Rp73,679 million in 2000, 2001 and 2002, respectively, reflecting 0.8%, 0.7% and 0.4% of total operating revenues in 2000, 2001 and 2002.

r.	The Company provides a defined benefit pension plan and a post-retirement healthcare plan for its pensioners through Dana Pensiun Telkom and YKPT (Notes 45 and 47).

s.	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

      Presented below are balances of accounts with related parties:

		2001		2002

			% of		% of
		Rp	total assets	Rp	total assets

a.	Cash and cash equivalents (Note 7)	3,430,979	10.39	5,081,632	11.47

b.	Temporary investments (Note 8)	348,915	1.05	523,000	1.18

c.	Trade accounts receivable (Note 9)	1,055,387	3.19	886,763	2.00

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		2001		2002

			% of		% of
		Rp	total assets	Rp	total assets

d.	Other accounts receivable
	KSO Units	108,128	0.33	48,221	0.11
	State-owned banks (interest)	9,860	0.03	12,523	0.03
	Government Agencies	—	—	4,122	0.01
	Employees	21,186	0.06	4,463	0.01
	Others	3,331	0.01	58,411	0.13

	Total	142,505	0.43	127,740	0.29

e.	Prepaid expenses	80,585	0.24	20,867	0.05

f.	Other current assets (Note 12)	—	—	540,520	1.22

g.	Advances and other non-current assets
	Bank Mandiri	—	—	16,128	0.04
	PT Multisaka Mitra	17,442	0.05	—	—
	PT INTI	6,325	0.02	—	—
	Bangtelindo	231	0.00	—	—

	Total	23,998	0.07	16,128	0.04

		2001		2002

			% of		% of
		Rp	total liabilities	Rp	total liabilities

h.	Trade accounts payable
	Government agencies	150,142	0.66	359,211	1.33
	KSO Units	73,572	0.32	114,717	0.42
	Indosat	37,817	0.17	147,259	0.54
	Satelindo	118,173	0.52	73,378	0.27
	Koperasi Pegawai Telkom	1,353	0.01	14,279	0.05
	Perusahaan Listrik Negara	—	—	847	0.00
	PSN	—	—	5,183	0.02
	PT INTI	208,629	0.92	1,420	0.01
	PT Sandhy Putra Makmur	441	0.00	297	0.00
	Excelcomindo Pratama	104,599	0.46	—	—
	Telekomindo	288	0.00	—	—
	Bangtelindo	6,953	0.03	—	—
	Others	17,659	0.08	73,636	0.28

	Total	719,626	3.17	790,227	2.92

i.	Other accounts payable
	Employees	7,804	0.03	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		2001		2002

			% of		% of
		Rp	total liabilities	Rp	total liabilities

j.	Cross-ownership transactions (Note 5)	2,406,309	10.59	—	—

k.	Accrued expenses (Note 20)
	Government Agencies and State-owned banks	276,953	1.22	298,840	1.10
	Employees	276,481	1.22	1,082,720	4.00
	PT Asuransi Jasa Indonesia	643	0.00	7,665	0.03
	Others	2,832	0.01	—	—

	Total	556,909	2.45	1,389,225	5.13

l.	Provision for long service award	275,834	1.21	489,231	1.81

m.	Provision for post-retirement benefits	1,045,525	4.61	1,602,494	5.91

n.	Two step loans	9,482,706	41.74	8,570,142	31.63

49. SEGMENT INFORMATION

      The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s operations are presented as “Other” comprising the telephone directories and building management businesses.

      Segment revenues and expenses include transactions between business segments and are accounted for at their stated prices, that represent market prices.

	2000

				Total before		Total
	Fixed line	Cellular	Other	Elimination	Elimination	Consolidated

Operating revenues
External operating revenues	8,868,214	3,223,087	98,877	12,190,178	—	12,190,178
Intersegment operating revenues	486,796	(421,630)	—	65,166	(65,166)	—

Total operating revenues	9,355,010	2,801,457	98,877	12,255,344	(65,166)	12,190,178

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2000

				Total before		Total
	Fixed line	Cellular	Other	Elimination	Elimination	Consolidated

Segment result
Operating income	3,931,124	1,632,004	24,105	5,587,233	8,826	5,596,059
Interest	(816,749)	—	—	(816,749)	—	(816,749)
Interest income	631,650	60,312	—	691,962	—	691,962
Gain (loss) on foreign exchange — net	(1,064,184)	120,107	—	(944,077)	—	(944,077)
Other income (charges) — net	292,675	93,322	(64,093)	321,904	(8,826)	313,078
Share of associates’ net income (loss)	356,575	—	—	356,575	(588,619)	(232,044)
Income tax	(952,306)	(560,063)	(7,925)	(1,520,294)	—	(1,520,294)

Income before minority interest	2,378,785	1,345,682	(47,913)	3,676,554	(588,619)	3,087,935
Unallocated minority interest	—	—	—	—	—	(312,930)

Net income	2,378,785	1,345,682	(47,913)	3,676,554	(588,619)	2,775,005

Other information
Segment assets	28,459,551	4,670,571	186,547	33,316,669	(1,569,919)	31,746,750
Investments in associates	272,190	—	—	272,190	—	272,190

Total consolidated assets	28,731,741	4,670,571	186,547	33,588,859	(1,569,919)	32,018,940

Total consolidated liabilities	(15,480,210)	(1,180,506)	(111,906)	(16,772,622)	40,780	(16,731,842)

Capital expenditure	(1,769,009)	(1,365,191)	(22,424)	(3,156,624)	—	(3,156,624)

Depreciation and amortization	(2,087,824)	(331,245)	—	(2,419,069)	—	(2,419,069)

Other non-cash expenses	(278,960)	(69,461)	—	(348,421)	—	(348,421)

Net cash flows provided from operating activities	4,927,885	1,918,662	29,212	6,875,759	—	6,875,759

Net cash flows used in investing activities	(3,308,976)	(1,574,572)	(39,023)	(4,922,571)	—	(4,922,571)

Net cash flows used in financing activities	(1,772,496)	(324,513)	(12,964)	(2,109,973)	—	(2,109,973)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001

				Total before		Total
	Fixed line	Cellular	Other	elimination	Elimination	consolidated

Operating revenues
External operating revenues	10,549,644	5,590,108	144,055	16,283,807	—	16,283,807
Intersegment operating revenues	1,174,993	(671,884)	—	503,109	(503,109)	—

Total operating revenues	11,724,637	4,918,224	144,055	16,786,916	(503,109)	16,283,807

Segment result
Operating income	4,758,031	2,985,305	22,275	7,765,611	(346,204)	7,419,407
Interest	(1,302,452)	(27,190)	—	(1,329,642)	—	(1,329,642)
Interest income	506,464	57,220	7,902	571,586	—	571,586
Loss on foreign exchange — net	(322,511)	(53,946)	(2,263)	(378,720)	—	(378,720)
Other income (charges) — net	644,492	(35,513)	12,514	621,493	(268,547)	352,946
Share of associates’ net income (loss)	1,334,083	—	—	1,334,083	(1,419,769)	(85,686)
Income tax	(1,114,574)	(881,867)	(10,454)	(2,006,895)	—	(2,006,895)

Income before minority interest	4,503,533	2,044,009	29,974	6,577,516	(2,034,520)	4,542,996
Unallocated minority interest	—	—	—	—	—	(474,605)

Net income	4,503,533	2,044,009	29,974	6,577,516	(2,034,520)	4,068,391

Other information
Segment assets	29,678,357	7,363,322	253,153	37,294,832	(4,449,250)	32,845,582
Investments in associates	190,488	—	—	190,488	—	190,488

Total consolidated assets	29,868,845	7,363,322	253,153	37,485,320	(4,449,250)	33,036,070

Total consolidated liabilities	(20,583,335)	(2,143,805)	(146,137)	(22,873,277)	153,502	(22,719,775)

Capital expenditure	(2,903,486)	(2,780,366)	(14,416)	(5,698,268)	—	(5,698,268)

Depreciation	(2,346,535)	(513,065)	(10,172)	(2,869,772)	—	(2,869,772)

Amortization of intangible assets	(55,709)	—	—	(55,709)	—	(55,709)

Other non-cash expenses	(305,698)	(35,307)	(1,895)	(342,900)	—	(342,900)

Net cash flows provided from operating activities	4,215,969	2,759,528	37,092	7,012,589	—	7,012,589

Net cash flows used in investing activities	(3,064,442)	(2,629,620)	(18,539)	(5,712,601)	(403,195)	(6,115,796)

Net cash flows (used in)/ provided from financing activities	(2,291,844)	218,808	7,030	(2,066,006)	403,195	(1,662,811)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002

				Total before		Total
	Fixed line	Cellular	Other	elimination	Elimination	consolidated

Operating revenues
External operating revenues	13,245,303	7,315,028	242,487	20,802,818	—	20,802,818
Intersegment operating revenues	155,105	245,970	8,624	409,699	(409,699)	—

Total operating revenues	13,400,408	7,560,998	251,111	21,212,517	(409,699)	20,802,818

Segment result
Operating income	4,875,176	4,114,243	45,276	9,034,695	95,520	9,130,215
Interest	(1,405,409)	(177,341)	—	(1,582,750)	—	(1,582,750)
Interest income	367,725	102,176	9,901	479,802	—	479,802
Gain (loss) on foreign exchange — net	554,741	2,311	(439)	556,613	—	556,613
Other income (charges) — net	82,327	(27,257)	4,494	59,564	(95,520)	(35,956)
Income tax	(1,659,363)	(1,226,958)	(12,650)	(2,898,971)	—	(2,898,971)
Share of associates’ net income	2,066,277	—	—	2,066,277	(2,061,679)	4,598
Gain on sale of long-term investment in Telkomsel	3,196,380	—	—	3,196,380	—	3,196,380

Income before minority interest	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,849,931
Unallocated minority interest	—	—	—	—	—	(810,222)

Net income	8,077,854	2,787,174	46,582	10,911,610	—	8,039,709

Other Information
Segment assets	34,177,425	11,255,500	310,828	45,743,753	(1,561,340)	44,182,413
Investments in associates	124,683	—	—	124,683	—	124,683

Total consolidated assets	34,302,108	11,255,500	310,828	45,868,436	(1,561,340)	44,307,096

Total consolidated liabilities	(24,348,322)	(4,066,412)	(198,756)	(28,613,490)	1,515,810	(27,097,680)

Capital expenditure	(6,266,859)	(2,730,028)	(35,531)	(9,032,418)	—	(9,032,418)

Depreciation and amortization	(2,576,073)	(984,039)	(7,256)	(3,567,368)	4,675	(3,562,693)

Amortization of intangible assets	(187,990)	—	—	(187,990)	—	(187,990)

Other non-cash expenses	106,329	(139,214)	(3,047)	(35,932)	—	(35,932)

Net cash flows provided from operating activities	6,237,405	4,557,442	69,626	10,864,473	—	10,864,473

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002

				Total before		Total
	Fixed line	Cellular	Other	elimination	Elimination	consolidated

Net cash flows used in investing activities	(1,492,286)	(4,531,036)	(26,653)	(6,049,975)	—	(6,049,975)

Net cash flows used in financing activities	(2,482,408)	(146,819)	(40,989)	(2,670,216)	—	(2,670,216)

50. JOINT OPERATION SCHEME (“KSO”)

      In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

      Distributable KSO revenues are the entire KSO revenues, less the Minimum Telkom Revenues (“MTR”) and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages.

      The Company receives 35% of the distributable KSO revenues from Regional Division VII and 30% from the other KSO Regional Divisions.

      At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which Interconnection Tests have not then been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

i. the net present value, if any, of the KSO Investor’s projected share in distributable KSO revenues, from the additional new installations forming part of the KSO system on the termination date, over the balance of the applicable payback periods.

ii. an amount to be agreed upon between the Company and the KSO Investor as fair compensation in respect of any uncompleted or untested additional new installations transferred.

      The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company have signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:

i. The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

ii. The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

iv. “Operating Capital Expenditures” in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year’s share in the annual net income of the KSO Units, starting from 1999.

v. The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

      In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MoU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

      The Company is seeking a fair resolution to the KSO problems. The Company believes that the long-term solution for all five KSOs requires Government intervention and must be considered in the context of restructuring the entire Indonesian telecommunication sector.

     KSO I

      The Company and the stockholders of Pramindo reached an agreement in which the Company has acquired 100% of Pramindo (Note 6b).

     KSO III

      On May 8, 2002, the Company entered into a Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund (“selling stockholders”) regarding the acquisition of 100% of AriaWest’s shares (Note 56d).

     KSO IV

      The sale of KSO IV to Indosat which was placed under the cross-ownership transactions (Note 5) was cancelled. The Company has, however, entered into an amendment to the KSO agreement (Note 56e).

     KSO VI

      The Company acquired 90.32% and entered into a put and call option arrangement for the remaining 9.68% of the issued and paid up capital of Dayamitra, the KSO VI Investor (Note 6a).

     KSO VII

      The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some modifications.

      The gross MTR and distributable KSO revenues of the unconsolidated KSO’s for the years ended December 31, 2000, 2001 and 2002 were Rp3,771 billion, Rp3,771 billion and Rp3,586 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51. REVENUE-SHARING ARRANGEMENTS

      The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, analog mobile cellular lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

RSA Partner	Location	Start date	Concession period

PT Aneka Usaha Sembhada	Surabaya	October 1994	129 months
PT Bakrie Electronics Company	Jakarta	January 1994	130 months
PT Centralindo Pancasakti Cellular	Surabaya	October 1994	147 months
PT Citra Sarana Komunikatama	Batam	July 1994	120 months
PT Erakomindo Puranusa	Jakarta	April 1994	176 months
PT Elektrindo Nusantara	Jakarta	April 1994	140 months
Sarana Telwijaya	Jakarta	December 1994	167 months
PT Sritex Delta	Solo	September 1994	104 months
PT Telekomindo Primabhakti	Surabaya	October 1994	108 months
PT Telekomindo Primabhakti	Palembang	December 1992	124 months
PT Telekomindo Primabhakti	Balikpapan	January 1993	123 months
PT Telekomindo Primabhakti	Denpasar	January 1993	123 months
PT Telekomindo Primabhakti	Jakarta	August 1993	132 months
PT Telekomindo Primabhakti	Jakarta	January 1995	172 months
PT Telekomindo Primabhakti	Bandung	October 1994	97 months
PT Wahana Komunikatama	Jakarta	April 1994	146 months
PT Wahana Esa Sembhada	Jakarta	April 1994	120 months

      Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

      The revenues earned from the customers in the form of line installation charges are fully for the account of the investors. The revenues from outgoing telephone pulse and monthly subscription charges are shared between the investors and the Company 55:45 or 70:30 (in favor of the investors) depending on the agreements. Certain additional arrangements are made for revenues earned from analog mobile cellular, whereby revenues from international outgoing pulses are fully owned by the Company. Revenues earned from pay phone cards during the revenue-sharing period are shared 60:40 (in favor of the investors) based on the recorded usage of pulses.

      The net book value of property, plant and equipment under RSA which have been transferred to owned assets amounted to RpNil and Rp726 million in 2001 and 2002, respectively (Note 16).

      The investors’ share of revenues amounted to Rp508,355 million, Rp546,701 million and Rp636,985 million in 2000, 2001 and 2002, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52. TELECOMMUNICATIONS SERVICES TARIFFS

      Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone tariffs

      Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

      Tariffs for fixed line telephone are regulated under Minister of Communication Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communication issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning the price cap in basic the tariff increase of fixed line telephone services. According to the letter, tariff for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 is 15%. This increase was effective on February 1, 2002.

      To follow up the previous Letter, the Ministry of Communications issued Letter No. PR.304/2/4/PHB-2002 dated December 17, 2002 regarding tariff adjustment for domestic fixed line services effective on January 1, 2003. Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, The Minister of Communications postponed the implementation of tariff adjustment by issuing Ministerial Letter No. PR.304/1/1/PHB/-2003, dated January 16, 2003.

Mobile Cellular Telephone Tariffs

      Tariff for cellular providers are set on the basis of the MTPT decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

      The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:

a. Airtime

      The basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. The details are as follows:

1. Cellular to cellular:	2 times airtime rate
2. Cellular to PSTN:	1 times airtime rate
3. PSTN to cellular:	1 times airtime rate
4. Card Phone to cellular:	1 times airtime rate plus 41% surcharges

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b. Usage Tariff

1. Usage tariff charged for a cellular subscriber who makes a call to another subscriber using the PSTN network is similar to the usage tariffs for PSTN subscribers. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

2. The long-distance usage tariff between two different service areas is similar to the prevailing tariff for a domestic long-distance call (“SLJJ”) for a PSTN subscriber.

      Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

     Interconnection Tariffs

      Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

      The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communication’s Decree No. KM.37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).

          i. International interconnection with PSTN and cellular telecommunications network

Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariff is calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tarif

Access change	Rp850 per call
Usage change	Rp550 per paid minute
Universal Service Obligation (USO)	Rp750 per call

Indosat is exempted from paying the USO until December 31, 2004, while the USO charges payable by Satelindo are paid directly to the MTPT or Minister of Communications.

          ii. Mobile and fixed cellular interconnection with the PSTN

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

          2.   Domestic Long-distance Calls

KM. 46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 40% of the tariff, in cases where the entire long-distance portion is carried by one cellular operator and delivered to another, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN.

For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 25% of the tariff, in cases where the entire long-distance portion is carried by a cellular operator and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN and the call is delivered to a PSTN subscriber.

      Interconnection tariffs with mobile satellite networks (“STBSAT”) are established based on a Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communication Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those Companies.

      Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunications traffic interconnection with telecommunications networks of more than one domestic carrier are to be shared proportionately with each carrier involved, which proportion is determined by the MTPT.

      Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTN, are regulated under MTPT letter No. KU.506/1/1/MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company, PT Batam Bintan Telekomunikasi (“BBT”) is the only operator of PSTN. For fixed wireless interconnection with the PSTN and BBT with the PSTN, the “sender-keeps-all” basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo’s network and transit to the PSTN, the Company receives 35% of Ratelindo’s revenue for such calls. For domestic long-distance calls that originate from the PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

          iii. Mobile cellular interconnection with other mobile cellular providers

Based on KM. 46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

          1.   Local Calls

For local calls from one cellular telecommunications network to another, the originating cellular operator pays the airtime to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

          2.   Domestic Long-distance Calls

For long-distance calls which originate from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

      In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunications Network and KM. 21 year 2001 concerning Operations of Telecommunications Services, which came to effective from at the date of the decree. Subsequently, the Minister of Communication issued Decree No. KM. 84 year 2002 concerning Telecommunication Traffic Clearing Process.

     Public Phone Kiosk (“Wartel”) Tariff

      The Company is entitled to retain 70% of the telephone tariff based on Director for Operational and Marketing Decree No. KD 01/HK220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

      On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariff from domestic calls and up to 92% of telephone kiosk basic tariffs from international calls.

53. COMMITMENTS

     a. Letters of Comfort

      The Company issued letters of comfort to certain lenders of Komselindo with respect to a US$100,000,000 loan in 1997 and to lenders of Mobisel, with respect to a US$60,000,000 loan in 1996, which were due in 2002 and 2001, respectively. On August 30, 2002 Komselindo’s stockholders agreed to issue additional paid up capital for loan restructuring (Note 13j). The letter of comfort was terminated following the debt to equity swap on October 29, 2002. The Mobisel letter of comfort was waived in September 2003 following the equity call and debt for equity swap in November 2002 (Note 13i).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     b. Capital Expenditures

      As of December 31, 2002, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in thousands)	in Rupiah

Rupiah	—	4,322,981
U.S. Dollars	257,706	2,309,049
Euro	98,650	925,094
Japanese Yen	5,055,656	381,655

Total		7,938,779

      Included above are the following significant agreements:

     (i) Procurement Agreements

      In September 2001, Telkomsel entered into partnership agreements with Motorola, Inc., Ericsson Radio A.B. and Siemens Aktiengesellschaft (AG) (“Strategic Partners”) and Nokia Oyj (“Strategic Supplier”) for the procurement of equipment and related services.

      The partnership agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of the parties for a maximum of two additional years.

      Telkomsel uses the LC facility from Citibank (Note 53c) to pay for goods and services procured under the Partnership Agreements.

     (ii) Procurement of TELKOM-2 Satellite

      In accordance with Agreement No.K.TEL.191/HK.810/UTA-00/2002 dated October 24, 2002, the Company and Orbital Sciences Corporation (“Contractor”) agreed on the procurement of the TELKOM-2 satellite. The total price of US$73,000,000 is expected to be fully paid in January 2005. The agreement also includes a refund provision of US$4,338,292 for any transponder that has its communication capabilities reduced below 3dB and which cannot be corrected by switching to a redundant transponder.

     (iii) Launching of TELKOM-2 Satellite

      On November 8, 2002, the Company and ARIANESPACE S.A. agreed on the launching of TELKOM-2 between November 1, 2004 and January 31, 2005. Payments totalling US$62,880,000 will be made between January 2004 and September 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     (iv) PSTN Excellence Regional Junction DIVRE II Project

      On February 8, 2002, the Company entered into agreement with Consortium Olex-Lucent-Brimbun (“Consortium”) for the procurement of in SDH Transmission System, Optical Fiber, Network Management System (“NMS”) and other services with a value of US$28,800,000 and Rp102.8 billion. Subsequently, the agreement was amended several times with the latest amendment on June 26, 2003 whereby the total cost of services and equipment became US$26,054,093 and Rp11,038 million, respectively. The amount will be settled in March 2004.

     (v) CDMA Procurement Agreement with Samsung Consortium

      On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Division II, and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). The MPPA provides for planning manufacturing, delivery, and construction of 1.6 million lines as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,652,300 lines of Network and Switching Subsystem (“NSS”) for nationwide and 802,000 lines of BSS for Regional Division IV, V, VI and VII for US$116 per line for BSS and US$34 per line for NSS. This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003. The total facility amounts to US$123,965,000 and will be available from the execution of the agreement until April 2006.

     (vi) CDMA Procurement Agreement with Ericsson CDMA Consortium

      The Company and Ericsson CDMA Consortium have also entered into a Master of Procurement Partnership Agreement (“MPPA”) on December 23, 2002. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction of total 1.6 million CDMA lines as well as service level agreement.

      Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005).

(vii)	Partnership Agreement for the Construction and Provision of High Performance Backbone in Sumatera

      On November 30, 2001, the Company signed a partnership agreement with a consortium consisting of PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone network in Sumatera. The agreement became effective as of June 10, 2002. The scope of work includes the provision of an optical fiber cable, together with transmission equipment and network management systems. The Company is obligated to pay approximately US$46,300,000 and Rp172,700 million (together with value-added tax thereon) as consideration. On June 12, 2003, the parties agreed to amend this agreement to reflect additional work being carried out by the consortium in consideration for an additional US$2,800,000 and Rp1,699.1 million. The amount will be fully settled in February 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(viii)	Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java)

      On December 5, 2001, the Company entered into a partnership agreement with a consortium consisting of NEC Corporation and PT Nasio Karya Pratama for the development of a high quality PSTN Regional Junction for Regional Division V (East Java). The scope of work includes the development of a SDH transmission system, as well as the provision of ancillary fiber optic and other related equipment. The Company is obligated to pay approximately Japanese Yen 3,670.9 million and Rp125,500 million (which is inclusive of value-added tax). The parties agreed to add another partner to the consortium, PT Communication Cable System Indonesia, on September 22, 2002. In addition, the parties agreed to increase the consideration payable by the Company by an additional Japanese Yen 1,384.7 million and Rp207,900 million (inclusive of value-added tax) pursuant to an amendment in December 2002. The amounts will be paid in the first quarter of 2004.

     (ix) Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

      On November 11, 2002, the Company entered into a supply contract with NEC Corporation, the Communication Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, the Company, SingTel and the CAT will contribute equally to a payment of US$32,680,000 (inclusive of value-added tax). The amount will be fully settled in November 2004.

     c. Credit Facilities

      Telkomsel has credit facilities related to a procurement contract with Motorola Inc., Ericsson Radio A.B., Nokia Oyj and Siemens Aktiengesellschaft (AG). The details are as follows:

1. Letter of Credit (“LC”) Facilities

(a) On June 7, 2002, Telkomsel entered into an Opening LC Agreement with Deutsche Bank A.G., Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC. Upon the maturity date which is 180 days from the date of Bill of Lading, the outstanding LC shall be settled by applying the deposit. Through December 31, 2002, Telkomsel has entered into LC transactions totaling to US$8,200,435.

(b) On July 12, 2002, Telkomsel entered into an Opening LC and Trust Receipt Loan Facility Agreement with Citibank N.A., Jakarta covering an LC amount of US$40,000,000 with two credit structures as follows:

i. Structure 1 Credit

Prior to issuance of the Credit, Telkomsel must deposit 20% of the face value of the Credit. Upon maturity, the Usance Draft will be settled by applying the initial 20% deposit together with Telkomsel’s loan drawn from the facility for the remaining 80% of the face value of the Usance Draft.

The Credit will be available for one drawing by the beneficiary made against presentation of a Usance Draft with a maturity date of 120 days. The drawing will only be available for six (6) months from the issuance date of the Credit.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The repayment of the loan will be made in three equal monthly installments, commencing upon the maturity date of the Usance Draft, with an interest rate of 2.5% above the bank’s cost of funds. Telkomsel may, however, upon at least fourteen days prior written notice to the bank, prepay the loan in whole, provided that Telkomsel first pays to the Bank any interest, fees and or other amounts due.

ii. Structure 2 Credit

Prior to issuance of the Credit, Telkomsel must deposit 25% of the face value of the Credit to be available upon the acceptance of the Sight Draft.

The first drawing is for a Sight Draft available in an amount up to 25% of the face value of the Credit and such drawing is only be available for 2 (two) months from the issuance date of the Credit.

The second drawing will be for a Usance Draft in an amount up to 75% of the face value of the Credit with a maturity date of 180 days after the acceptance of the Sight Draft. Such drawing will only be available for 4 (four) months from the issuance date of the Credit.

Upon maturity date of the Usance Draft, the outstanding balance payable by Telkomsel will be converted into a loan. The repayment of the loan will be made in 9 (nine) equal monthly installments, commencing on the acceptance of the Usance Draft, with an interest rate of 2.5% above the Bank’s cost of funds. Telkomsel may, however, upon at least 14 (fourteen) days prior written notice to the Bank, prepay the loan in whole, provided that Telkomsel first pays to the Bank any interest, fees, and or other amounts due.

As of December 31, 2002, the unused portion of the facility amounted to US$8,857,725.

(c) On July 19, 2002, Telkomsel entered into an Opening LC Agreement with Standard Chartered Bank, Jakarta. The agreement requires Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC. Upon maturity date which is 180 days from the date of the Bill of Lading, the payment of the LC will be made by applying the deposit.

(d) On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank with details are as follows:

i. Import Facilities (I) — US$25,000,000

Sight or usance documentary letters of credit, secured and unsecured by the underlying goods and covering the procurement of materials or equipment in relation to Telkomsel’s operation with a corresponding acceptance against the trust receipt facility.

ii. Local LC Facility (II) — Rp100,000,000,000

Documentary local letter of credit up to 12 months for the procurement of materials or equipment from local suppliers with corresponding loans against the trust receipt facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. Bank Guarantee — US$25,000,000

For issuance of various bank guarantees in relation to Telkomsel’s operations against a letter of indemnity from Telkomsel for a period up to 12 months.

iv. Foreign Exchange Facility (I)

The Bank will quote rates for spot, forwards and swap foreign exchange transactions up to 3 (three) years.

v. Foreign Exchange Facility (II)

The Bank will quote rates for foreign exchange spot transactions up to 2 (two) days.

The facility was obtained to finance Telkomsel’s funding requirements for transactions with vendors and expired on July 31, 2003 without extension. A loan drawn from the facility bears interest on the basis of SIBOR plus 2.5% per annum for the U.S. Dollars facility and of the three-month SBI plus 2% per annum for Indonesian Rupiah. Telkomsel is allowed to make a prepayment of the loan on 10 (ten) days notice without penalty. A prepayment fee of 3.5% per annum of the prepaid amount will be applied if written notice is given less than the above notice period.

As of December 31, 2002, Telkomsel has utilised US$3,600,000 of the LC facility.

2. EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel obtained an EKN-Backed Facility (“Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility of US$70,483,426.49 which was divided into several tranches.

The interest rate on the facility is the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any. Interest will be paid semi-annually, starting on the date the facility is drawn. As of December 31, 2002, the facility has not been used.

As of December 31, 2002, the Company has not used this facility.

3. Hermes Export Facility

On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility of EUR76,195,313 which is divided into several tranches.

The interest rate on the facility is aggregate of the applicable margin, EURIBOR and mandatory cost, if any. Interest will be paid semi-annually, starting on the facility is drawn.

As of December 31, 2002, the Company has not used this facility.

4. Bank Mandiri Facility

On February 11, 2002, the Company entered into a credit facility with Bank Mandiri, a related party, amounting to Rp 500,000 million. The Company’s time deposits of

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Rp500,000 million were pledged as collateral for this facility. Interest is calculated from the pledged deposits rate plus 2%. The credit facility was never used and was closed on February 18, 2003. The time deposits have been released from the pledge.

     d. Agreement on Derivative Transaction

      In 2002, the Company entered into two derivative facility agreements with Bank Mandiri and HSBC with the intention of hedging the Company’s liabilities in foreign currency and for the Company’s liability under the cross ownership transaction amounting to US$120,000,000 and US$1,000,000, respectively. The facility agreement with Bank Mandiri was extended until April 4, 2004, whilst the facility agreement with HSBC was extended until August 31, 2004. The Company has not used these derivative facilities.

     e. Loan Agreements

          (1) Loan Agreement Regional Division V Junction Project

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks amounting to Rp400,000 million for financing the Regional Division V Junction Project. Bukopin acting as facility agent, charged the interest for the first year on the signing date, of 19.5% and then the average 3 month deposit rate plus 4% for the remaining year. The disbursement period is 19 months from the signing of the loan agreement with the repayment period 14 times quarterly starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million. The disbursement period changed to 18 months from the signing of the Addendum. The repayment schedule in 14 quarterly instalments starting from May 21, 2004 and ending on June 21, 2007.

As of December 31, 2002, the Company has not used this facility.

          (2) Loan Agreement with Citibank N.A. and Citibank International plc

On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank, N.A (“arranger”) and Citibank International plc (“agent”) supported by an export credit guarantee of Instituto per I Servizi Assicurativi del Commercio Estero (SACE-Italy), providing a total syndicated facility from lenders of US$21,000,000. The facility was obtained to fund up to 85% of the cost of supplies and services sourced in Italy relating to the design, manufacture, construction, installation and testing of Sub-System VI, part of the high performance backbone network. This facility was secured by the Company’s assets under construction pursuant to the “Partnership Agreement”. The repayment of the loan will be made in ten equal semi-annual instalments. This facility bears interest at LIBOR plus 0.75% per annum.

As of December 31, 2002, the Company has not used this facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54. CONTINGENCIES

     a. Completion of 2002 Annual Report for SEC purposes

      The SEC requires that the Company’s Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and, as outlined in Note 4, submitted the Annual Report on Form 20F to the SEC on April 17, 2003.

      In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Hadi Sutanto & Rekan, the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

      Because of the foregoing and the fact that Annual Report will be filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange.

      In addition, the staff of the SEC described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to the Company’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

b.	In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp49,540 million at December 31, 2002.

     c. Default and waiver of defaults under debt facilities

      As a result of the Company’s failure to file a fully compliant Annual Report on Form 20-F for 2002 with the SEC as outlined above, the Company may have been in breach of certain covenants in its Citibank and Bank Central Asia (“BCA”) debt facilities that require the Company, among other things, to comply with all laws and regulations applicable to the Company and deliver financial statements to the lenders. The Company has obtained written waivers from both Citibank, acting as agent for the lenders under the relevant facility agreements, and BCA with respect to such breaches.

      Any of the foregoing could give rise to defaults under one or more of our debt facilities and cross defaults under other debt facilities with respect to such defaults. If the Company was unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on the financial condition and results of operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2001		2002

	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent

Assets
Cash and cash equivalents
U.S. Dollars	61,250	637,005	349,800	3,127,211
Euro	13	118	18,148	170,040
Japanese Yen	454	36	36	3
Temporary investments
U.S. Dollars	800	8,320	—	—
Trade accounts receivable
Related parties
U.S. Dollars	4,812	50,041	7,984	71,374
Third parties
U.S. Dollars	12,024	125,049	8,503	76,018
Other accounts receivable
U.S. Dollars	1,147	11,927	202	1,808
Singapore Dollars	5	31	—	—
Malaysian Ringgit	2	6	—	—
Other current assets
U.S. Dollars	13,373	139,075	16,922	151,282
Advances and other non-current assets
U.S. Dollars	64	665	2,429	21,711
Escrow account
U.S. Dollars	16,450	171,080	33,325	297,928

Total Assets		1,143,353		3,917,375

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001		2002

	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent

Liabilities
Trade accounts payable
Related parties
Deutsche Mark	30,196	141,868	—	—
U.S. Dollars	1,091	11,345	54,433	487,715
Euro	—	—	2,027	19,007
Third Parties
U.S. Dollars	17,661	183,819	38,342	343,543
Euro	21,499	197,544	26,228	245,952
Deutsche Mark	7,989	37,533	—	—
Swedish Krona	10,355	10,217	—	—
Great Britain Pounds sterling	213	3,218	319	4,598
French Franc	3,985	5,582	—	—
Japanese Yen	25,934	2,064	3,039	229
Singapore Dollars	—	—	1	3
Other accounts payable
U.S. Dollars	354	3,693	9	77
Accrued expenses
U.S. Dollars	14,109	147,360	17,981	161,116
Euro	392	3,599	9,633	90,336
Japanese Yen	56,555	4,500	252,604	19,069
French Franc	2,133	3,007	—	—
Netherlands Guilder	428	1,796	—	—
Deutsche Mark	1,723	8,093	—	—
Short-term bank loans
Third Parties
U.S. Dollars	—	—	4,385	39,205
Advances from customers and suppliers
U.S. Dollars	1,057	11,046	1,555	13,935
Current maturities of long-term liabilities
Related parties
U.S. Dollars	116,003	1,212,234	249,823	2,238,421
Euro	—	—	3,781	35,455
French Franc	25,119	35,401	—	—
Japanese Yen	374,364	29,790	374,909	28,306
Netherlands Guilder	3,044	12,774	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001		2002

	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent

Long-term liabilities
Related parties
U.S. Dollars	425,693	4,448,491	724,193	6,488,764
Euro	—	—	19,226	180,297
French Franc	110,358	155,530	—	—
Japanese Yen	17,874,011	1,422,353	17,626,220	1,330,614
Netherlands Guilder	13,699	57,483	—	—

Total Liabilities		8,150,340		11,726,642

Net Liabilities		(7,006,987)		(7,809,267)

56. SUBSEQUENT EVENTS

     a. Earnings distribution

      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 173/V/2003 dated May 9, 2003 of Notary A. Partomuan Pohan, S.H., LLM., the stockholders approved cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, investment of Rp4,172,637 million, social contribution fund (“Dana Bina Lingkungan”) of Rp20,863 million and appropriated Rp813,664 million for general reserves.

     b. Changes in ownership in associated companies

          Napsindo Primatel Internasional (“Napsindo”)

      Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased a further 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4,900,000 (equivalent of Rp43,620 million), thereby increasing the Company’s ownership to 60% which was effective after the settlement of payment on January 28, 2003.

          Share-swap “KMT — IP” transaction package

      On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement for their associated companies shares.

      With the transaction, the Company delivered all of its 14.20% shares in PT Komunikasi Selular Indonesia (“Komselindo”), all of its 20.17% shares in PT Metro Selular Nusantara (“Metrosel”), and all of its 100% shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC.

      At the same time, CPSC delivered its 30.58% shares in PT Indonusa Telemedia (“Indonusa”) and issued an option to the Company to buy its 16.85% shares in PT Pasifik Satelit Nusantara (“PSN”) within the period of 1 (one) year starting from the signing of share-swap agreement to the Company. The call option is guaranteed with Rp169 billion promissory notes which will fall due on August 8,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2004. In addition to the Indonusa and PSN shares, the Company received a cash payment of Rp5,400 million.

          Debt to equity swap for Indonusa

      Pursuant to an extraordinary meeting of shareholders of CPSC on October 29, 2003, CPSC agreed to convert an additional Rp13,500 million of debt owed to the Company into shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39% (Note 1b).

          Share-swap agreement with Indocitra

      On April 8, 2003, the Company and PT Indocitra Grahabawana (“Indocitra”) entered into a share swap agreement. Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra’s 69% equity interest in Metra.

     c. Establishment of PT Pro Infokom Indonesia

      On January 29, 2003, the Company together with PT Indonesia Comnet Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”), and PT Prima Infokom Indonesia, has established PT Pro Infokom Indonesia (“PII”), domiciled in Jakarta. The establishment has been notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No.24, dated January 29, 2003. The Company holds 51% of PII.

      PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. The co-operation between the Company and PLN on this new company is intended to maximize the utilization of both company’s existing infrastructure.

      PII will act as a service provider that manages the Government Secure Intranet and Government Information Center Management where all government institution, including state-owned companies, are expected to take advantage of this network.

     d. Closing settlement for buy-out of KSO III with PT AriaWest International (“AWI”)

      On July 31, 2003 (the “closing date”), the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed on the Company’s 100% acquisition of AWI.

      In accordance with the agreement, the Company acquired 100% of AWI shares and KSO III management. In accordance with AWI acquisition:

i. The Company paid in cash US$58,670,000 (US$20,000,000 (equivalent to Rp196,463 million) of which was paid upon the signing of CSPA on May 8, 2002 and the remaining US$38,670,000 was paid at the closing date) and in the form of non-interest bearing promissory notes of US$109,100,000 which will be paid in ten semi-annual installments.

ii. AWI loans to its creditors were restructured. The Company repaid AWI’s loans of US$99,070,000, including accrued interest, and entered into a new loan agreement with AWI’s lenders for the balance of US$196,970,000 which is to be repaid within four years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding and the Company agreed to pay a settlement amount of US$20 million.

      Based on the above settlements and subsequent receipt of KSO III MTR, the Company decided to reverse the provision for bad debts that had previously been recognized and has accrued the costs related to the settlement at December 31, 2002 (Notes 4, 9 and 20).

     e. Amendment of KSO IV Agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

      On January 20, 2004, the Company and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended KSO Agreement, for the remaining KSO period, the Company will be entitled at its sole discretion and expense to construct new telecommunication facilities in Divre IV. MGTI will receive a fixed monthly payment drawn from revenues generated by Divre IV operations.

     f. Master Procurement Partnership Agreement (“MPPA”) with PT INTI

      The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, PT INTI must deliver the CDMA 2000 IX system within thirty-four months of August 26, 2003 and will be paid a total of approximately US$23,000,000 and Rp61,500 million. PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2,305,000.

     g. Master Procurement Partnership Agreement (“MPPA”) with Motorola

      On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obligated to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the “T-21 Program”.

      The MPPA consists of 225,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$3,600,000. The agreed price does not include the service level agreement, training for technical staff and documentation. The NSS system will use Samsung’s NSS as already contracted on December 23, 2002 (Note 53b(v)). The agreement extends until approximately the middle of 2006.

     h. Partnership Agreement with Siemens Consortium

      The Company entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a backbone transmission network in Kalimantan and Sulawesi, a related work management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT LEN Industri and Corning Cable System Gmbh & Co. The consideration payable by the Company for the fiber optic networks is approximately US$3,800,000 plus

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Rp74,000 million for the network located within Kalimantan and approximately US$3,800,000 plus Rp70,700 million for the network located within Sulawesi.

     i. Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

      On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, the Company is obligated to pay PT INTI a total consideration of approximately US$6,500,000 and Rp112,400 million.

     j. Agreement for the Procurement of Softswitch System Class 4 with a consortium led by Santera-Olex

      On December 18, 2003, the Company entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, the Company will pay approximately US$4,000,000 and Rp2,500 million.

     k. Loan Agreement with ABN-AMRO

      On January 29, 2004, the Company signed a short-term loan agreement with ABN-AMRO Bank NV Jakarta (“ABN-AMRO”) in the amount of approximately US$130,000,000. The loan will be used to re-purchase the promissory notes outstanding on March 15, 2004 which were issued in the Pramindo transaction (Notes 6b and 27).

      The loan and interest is payable to ABN-AMRO in 10 monthly installments commencing March 2004.

     l. Loan agreement with The Export-Import Bank of Korea

      On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea in the amount of US$123,965,000. The loan will be used to finance the CDMA procurement with Samsung Consortium (Note 53b.v) up to US$123,965,000 and will be available until April 2005.

      The loan and interest is payable in 10 semi-annual installments on June 30 and December 30 in each year.

57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which differ in certain respects with generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below, followed by a summary of the effect of restatements made to net income for fiscal 2000, 2001 and 2002 and stockholders’ equity as of December 31, 2001 and 2002 under U.S. GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(1) Description of differences between Indonesian GAAP and U.S. GAAP

     a. Termination benefits

      Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

      Under U.S. GAAP, termination benefits were recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

     b. Foreign exchange differences on property under construction

      Under Indonesian GAAP, foreign exchange differences resulting from loans used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

      Under U.S. GAAP, foreign exchange differences are charged to current operations.

     c. Interest capitalized on property under construction

      Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset is that the interest should be attributable to the qualifying asset (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months). The interest income arising from any unused borrowings should offset against any capitalized interest expense.

      Under U.S. GAAP, there is no limit on the length of the construction period in which the interest expense could be capitalized and interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The interest income arising from any unused borrowings is recognized directly to current operations.

     d. Revenue-sharing arrangements

      Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

      Under US GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investor, the accounting treatment is not materially different from that under Indonesian GAAP. When there is a guaranteed investment return, the assets under revenue-sharing arrangements are recorded and, correspondingly, an obligation under revenue-sharing arrangements is recorded. A portion of the investor’s share in revenue is recorded as interest expense based on the implicit rate of return and the balance is treated as a reduction of the obligation. Revenues are recorded on a gross basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
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

      Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully reversed in 2002, such that there is no difference in equity as of December 31, 2002.

     f. Pension

      In 1994 and 1998, the Company provided increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under SFAS 87, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the remaining service period for active employees.

      Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

     g. Equity in net income/(loss) of associated companies

      The Company records its equity in net income of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

      For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of the earnings or losses of those associates.

     h. Land rights

      In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

      Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

     i. Stock issuance costs

      Under Indonesian GAAP, stock issuance costs are deferred and amortized. The Company amortized deferred stock issuance costs over five years using the straight-line method. Effective 2000, the Capital Market Supervisory Agency (BAPEPAM) requires that stock issuance costs should be recorded as part of additional paid-in capital.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Under U.S. GAAP, stock issuance costs are offset against the proceeds. The deferred stock issuance cost was fully amortized in 2000.

     j. Employee bonuses

      In 2000, Telkomsel charged employee bonuses amounting to Rp26,714 million to retained earnings.

      Under U.S. GAAP personnel and related costs, including bonuses, are charged to current operations.

     k. Equipment to be installed

      Under Indonesian GAAP, equipment is depreciated starting when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

      Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Temporarily idle equipment continues to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

     l. Revenue recognition

      Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is also recognized when the Company sells the card.

      Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the expected term of the customer relationship or the contractual term. Directly incremental costs are deferred up to the extent of deferred revenues. Revenues from calling cards are recognized upon usage or expiration.

     m. Goodwill

      Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

      Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

     n. Capital leases

      Under Indonesian GAAP, a lease is capitalized if (a) the lessee has the option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments made by the lessee, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

      Under U.S. GAAP, a leased asset is capitalized if (a) there is an automatic transfer of ownership at the end of the lease term or (b) a bargain purchase option or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     o. Acquisition of Dayamitra

      The Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% percent to the Company under those same terms meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense.

      There is no such requirement under Indonesian GAAP.

     p. Reversal of difference due to change of equity in associated companies

      Under Indonesian GAAP, differences previously charged directly to equity as a result of equity transactions in associated companies are released to the income statement upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

      Under U.S. GAAP, such amounts can not be released to the income statement and consequently remain in equity indefinitely.

     q. Deferred income taxes

      There are no differences between Indonesian GAAP and U.S. GAAP with respect to deferred income taxes that affect the Company. The amounts included in the reconciliation below show the income tax effects of the differences between Indonesian GAAP and U.S. GAAP as described above.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(2) A summary of the significant adjustments to consolidated net income for the years ended December 31, 2000, 2001 and 2002 and to consolidated stockholders’ equity as of December 31, 2001 and 2002 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2000	2001	2002

Net income according to the consolidated statements of income prepared under Indonesian GAAP			2,775,005	4,068,391	8,039,709

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement benefits	(a	)	—	140,000	530,981
Capitalization of foreign exchange differences, net of related depreciation of (47,188), (76,732) and (79,797), respectively	(b	)	(111,022)	74,987	107,365
Interest capitalized on property under, construction net of related depreciation of (nil), (nil) and (3,061) respectively	(c	)	—	19,690	43,045
Revenue-sharing arrangements	(d	)	(29,692)	43,999	67,959
Revaluation of property, plant and equipment	(e	)	4,095	4,095	3,929
Pension	(f	)	95,172	(19,640)	111,415
Equity in net income/(loss) of associated companies	(g	)	2,389	(3,786)	(182)
Amortization of landrights	(h	)	(6,119)	(6,409)	(11,781)
Amortization of deferred stock issuance costs	(i	)	22,402	—	—
Employee bonuses	(j	)	(26,713)	—	—
Depreciation of equipment to be installed	(k	)	(5,561)	—	9,706
Revenue recognition:
Cumulative effect of accounting change	(l	)	(814,799)	—	—
Current year amortization	(l	)	107,322	81,429	(89,274)
Goodwill	(m	)	—	—	21,269
Capital leases	(n	)	—	—	14,241
Adjustment for Dayamitra accounted at 100%	(o	)	—	(4,191)	(9,270)
Reversal of difference due to change of equity in associated companies	(p	)	—	—	(65,158)
Deferred income tax effect on U.S. GAAP adjustments	(q	)	199,247	(100,942)	(220,724)

			(563,279)	229,232	513,521
Minority interest			4,599	577	34,029

Net adjustments			(558,680)	229,809	547,550

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note	2000	2001	2002

Net income in accordance with U.S. GAAP		2,216,325	4,298,200	8,587,259

Net income per share — in full Rupiah amount		219.87	426.41	851.91

Net income per ADS (20 Series B shares per ADS) — in full Rupiah amount		4,397.47	8,528.17	17,038.21

	Note		2001	2002

Equity according to the consolidated balance sheets prepared under Indonesian GAAP			9,080,961	14,613,617

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement benefits	(a	)	140,000	670,981
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(734,594)	(627,229)
Interest capitalized on property under construction — net of related depreciation	(c	)	19,690	62,735
Revenue-sharing arrangements	(d	)	(538,814)	(470,855)
Revaluation of property, plant and equipment:
Increment	(e	)	(664,974)	(664,974)
Accumulated depreciation	(e	)	661,045	664,974
Pension	(f	)	120,075	231,490
Equity in net loss of associated companies	(g	)	(17,900)	(18,082)
Amortization of landrights	(h	)	(43,218)	(54,999)
Depreciation of equipment to be installed	(k	)	(9,706)	—
Revenue recognition	(l	)	(626,048)	(715,322)
Goodwill	(m	)	—	21,269
Capital leases	(n	)	—	14,241
Adjustment for Dayamitra accounted at 100%	(o	)	(4,972)	(14,242)
Deferred income tax effect on U.S. GAAP adjustments	(q	)	353,460	132,736

			(1,345,956)	(767,277)
Minority interest			30,495	64,524

Net adjustments			(1,315,461)	(702,753)

Equity in accordance with U.S. GAAP			7,765,500	13,910,864

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The changes in stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000	2001	2002

Equity at beginning of year	11,802,649	12,927,793	7,765,500
Changes during the year:
Net income under U.S. GAAP	2,216,325	4,298,200	8,587,259
Dividends	(1,086,161)	(888,654)	(2,125,055)
Difference due to change in equity of investees	(6,178)	(119,961)	—
Other comprehensive income	21,158	3,612	(20,802)
Common control transaction	(40,761)	(8,455,490)	(296,038)
Other	20,761	—	—

Equity at end of year	12,927,793	7,765,500	13,910,864

      With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2001	2002

Consolidated balance sheets
Current assets	7,522,986	10,628,933
Non-current assets	24,925,899	33,994,014

Total assets	32,448,885	44,622,947

Current liabilities	9,282,462	9,037,200
Non-current liabilities	14,196,084	19,143,607

Total liabilities	23,478,546	28,180,807
Minority interest in net assets of subsidiaries	1,204,839	2,531,276
Equity	7,765,500	13,910,864

Total liabilities and equity	32,448,885	44,622,947

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(3) Changes in U.S. GAAP Information Previously Disclosed

      In addition to the restatements to the Indonesian GAAP financial statements described in Note 4, the Company has also made certain adjustments to the previously reported consolidated stockholders’ equity as of December 31, 2000, 2001 and 2002 and consolidated net income for the years then ended, that only had an impact on the previously reported U.S. GAAP amounts. The total impact of these adjustments on consolidated stockholders’ equity as of December 31, 2000, 2001 and 2002 and consolidated net income for the years then ended are presented below. Restatements of Rp264,192 million relating to periods prior to 2000 were recorded as a reduction of opening retained earnings as of January 1, 2000.

		2000	2001	2002

Net income under U.S. GAAP as previously reported		2,952,133	4,036,641	9,274,249

Impact of Indonesian GAAP restatements on U.S GAAP net income:
Aggregate Indonesian GAAP restatements		(234,998)	(181,719)	(305,565)
Amount which are not restatements for U.S.GAAP	a	16,663	(10,632)	(66,456)

		(218,335)	(192,351)	(372,021)

Effect of restatements on previously reported U.S GAAP net income:
Installation revenue:	b
Cumulative effect of accounting change		(814,799)	—	—
Current year amortization		107,322	81,429	(22,870)
Revenue-sharing arrangements	c	(27,041)	37,650	67,959
Deferred taxes	d	214,108	347,333	(337,864)
Acquisition of Dayamitra	e	—	(12,809)	(9,374)
Others	f	2,937	307	(12,820)

Net adjustments		(517,473)	453,910	(314,969)

Net income under U.S. GAAP as restated		2,216,325	4,298,200	8,587,259

Basic earnings per share (full amount)
As previously reported		292.87	400.46	920.06
As restated		219.87	426.41	851.91
Basic earnings per ADS (full amount)
As previously reported		5,857.41	8,009.21	18,401.29
As restated		4,397.47	8,528.17	17,038.21
Stockholders’ equity under U.S. GAAP as previously reported		14,146,168	8,240,598	15,745,181

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		2000	2001	2002

Impact of Indonesian GAAP restatements on U.S GAAP stockholders’ equity:
Aggregate Indonesian GAAP restatements		(436,112)	(242,614)	(1,285,566)
Amounts which are not restatements for U.S. GAAP	a	(598)	(11,229)	(12,527)

		(436,710)	(253,843)	(1,298,093)

Effect of restatements on previously reported U.S GAAP equity:
Installation revenue	b	(707,477)	(626,048)	(648,918)
Revenue-sharing arrangements	c	(166,575)	(128,925)	(60,966)
Deferred taxes	d	119,561	421,243	93,284
Acquisition of Dayamitra	e	—	139,342	129,968
Others	f	(27,174)	(26,867)	(49,592)

Net adjustments		(781,665)	(221,255)	(536,224)

Stockholders’ equity under U.S. GAAP		12,927,793	7,765,500	13,910,864

     a) Impact of Indonesian GAAP Restatements

      The restatements to the financial position and results of operations under Indonesian GAAP as described in Note 4, have the same impact on consolidated stockholders’ equity and net income presented under U.S. GAAP, except for restatements with respect to revenue sharing arrangements and related deferred taxes. Accordingly, no restatement of stockholders’ equity or net income under U.S. GAAP is required with respect to these items.

     b) Installation Revenue

      The Company was required to adopt the provisions of the SEC Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” in 2001, and retroactively apply its provisions as of January 1, 2000. The Company did not initially record the full impact of SAB No. 101 on its results. SAB 101 requires the Company to defer certain non-recurring fees, such as service activation and installation fees, and recognize those revenues over the expected term of the customer relationship. For 2000, the adjustment presented includes an amount, which represents the initial impact of adopting SAB101. For U.S. GAAP purposes this should be recorded as a cumulative effect of an accounting change.

     c) Revenue Sharing Arrangements

      Based on further review, the Company has concluded that the accounting provided for the revenue sharing arrangements under Indonesian GAAP requires an adjustment to conform to U.S. GAAP. A discussion of the differences in accounting for the revenue sharing arrangements under the respective GAAPs may be found in (1) d. above.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     d) Deferred Taxes

      As discussed above the deferred tax liability related to investments in consolidated subsidiaries has been adjusted in the restated Indonesian GAAP financial statements to conform to SFAS 109. Accordingly, an adjustment was made to eliminate the U.S. GAAP difference related to the deferred tax liability on the undistributed earnings of subsidiaries and associates.

      The Company also made adjustments in relation to other restated amounts.

     e) Acquisition of Dayamitra

      The adjustment reflects the U.S. GAAP requirement, as described under (1) o. above, to record the Dayamitra acquisition as an acquisition of 100% of the outstanding interest during the year ended December 31, 2001, and the effect of the reversal of foreign exchange capitalized by Dayamitra as the related assets were carried at fair value upon application of purchase accounting.

	Effect on

	Net income	Equity

Option	2,050	2,050
Foreign exchange capitalized	(14,859)	137,292

	(12,809)	139,342

     f) Others

      Other adjustments represent individually insignificant adjustments consisting of land rights amortization and certain capitalized foreign exchange gains and losses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(4)	Additional Financial Statement disclosures required by U.S. GAAP and U.S. SEC

     a. Income Tax

      The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2000	2001	2002

Consolidated income before tax in accordance with U.S. GAAP	4,660,501	6,880,064	12,483,147

Income tax in accordance with U.S. GAAP at statutory tax rates	1,398,142	2,064,002	3,744,927

Effect of permanent differences at the enacted maximum tax rate (30%):
Net periodic post-retirement benefits cost	91,879	111,922	183,597
Amortization of deferred interest	—	28,515	58,298
Amortization of intangible assets	—	16,713	55,616
Tax penalty	—	—	72,471
Employee benefits	11,233	18,707	24,714
Permanent differences of the KSO Units	5,177	12,209	(8,767)
Amortization of landrights	1,836	1,922	3,534
Interest income which was already subject to final tax	(210,142)	(169,447)	(140,982)
Decline in value of investment	—	23,288	—
Gain on sale of Telkomsel’s shares	—	—	(949,826)
Equity in net loss of associates	68,897	26,842	22,465
Others	38,908	(26,837)	53,648

Total	7,788	43,834	(625,232)

Deferred tax recognized on equity in net income of subsidiaries	159,557	—	—

Provision for income tax in accordance with U.S. GAAP	1,565,487	2,107,836	3,119,695

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002

Deferred tax asset/(liability) — current:
Allowance for doubtful accounts	197,909	151,955
Allowance for inventory obsolescence	12,869	14,614
Tax loss carryforward	80,558	16,254
Pension costs	(61,159)	(79,303)
Prepaid expenses	(7,315)	(21,618)

sub total	222,862	81,902

Deferred tax asset/(liability) — non current:
Difference between book and tax — non-current assets	(2,279,705)	(3,690,548)
Provision for long service awards	82,751	146,769
Deferral of revenue	187,814	214,597
Long term investments	—	52,605
Foreign exchange capitalized	220,378	188,169
Others	26,393	(20,580)

sub total	(1,762,369)	(3,108,988)

Total deferred tax liabilities — net	(1,539,507)	(3,027,086)

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

          Long-term liabilities

(i) The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 16.57% and 14.92%, the average U.S. Dollars borrowing rate of 7.37% and 1.65% and the respective average borrowing rates for 2001 and 2002 for the debt in other currencies. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company’s debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company’s long-term two-step loans at December 31, 2002 would decrease by Rp359,730 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(ii) The fair value of suppliers’ credit loans, bridging loan and long-term bank loan is estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet date.

(iii) The fair value of the liability for the acquisition of subsidiaries is estimated on the basis of the discounted future cash flows expected to be paid.

(iv) The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.

      The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying
	amount	Fair value

2001
Cash and cash equivalents	3,644,213	3,644,213
Temporary investments	348,915	348,915
Long-term liabilities
Two-step loans	9,482,706	7,879,285
Suppliers’ credit loans	461,900	418,538
Bridging loans	128,121	115,557
Liability for acquisition of subsidiaries	727,348	696,806
Bank loans	219,450	214,031

2002
Cash and cash equivalents	5,699,070	5,699,070
Temporary investments	573,000	573,000
Long-term liabilities:
Two-step loans	8,570,142	9,866,256
Suppliers’ credit loans	338,697	361,388
Bridging loans	95,517	101,213
Bonds	975,992	1,050,000
Guaranteed notes	1,337,518	1,441,575
Liability for acquisition of subsidiaries	3,004,935	3,235,312
Bank loans	247,432	268,309

      The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

i. Fair values presented do not take into consideration the effect of future currency fluctuations.

ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/ termination of the financial instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     c. Research and Development

      Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp33,110 million, Rp39,523 million and Rp8,995 million in 2000, 2001 and 2002, respectively.

     d. Comprehensive Income

	2000	2001	2002

Net income under U.S. GAAP	2,216,325	4,298,200	8,587,259
Unrealized gain (loss) in value of securities	(6)	(42)	207
Foreign exchange translation of associates	21,164	3,654	(21,009)

	2,237,483	4,301,812	8,566,457

      Adjustments to net income to arrive at comprehensive income include foreign currency translation adjustments and unrealized gains (losses) in the value of securities.

     e. Pension plan

      Additional disclosures required under U.S. GAAP are as follows:

	2000	2001	2002

Net periodic pension cost under FAS 87:
Service cost	21,202	30,216	70,656
Interest cost	216,869	277,077	418,044
Expected return on assets	(279,302)	(266,325)	(343,122)
Net amortization and deferral:
— Amortization of transition amount	28,634	28,634	28,634
— Amortization of prior service cost	35,110	35,111	115,495
— Amortization of loss	(44,506)	(2,391)	(33,572)

Net periodic pension cost/(income)	(21,993)	102,322	256,135

Total net periodic pension cost attributable to KSO units	18,241	29,413	20,213

Accumulated benefit obligation (ABO)	1,790,885	1,851,620	3,436,184
Fair value of plan asset	(2,091,721)	(2,571,714)	(3,099,648)

	(300,836)	(720,094)	336,536

Excess of ABO over fair value of plan assets			336,536
Prepaid pension expense			349,582

Additional minimum liability under U.S. GAAP			686,118

Unrecognized prior service cost — intangible asset			686,118

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2001 AND 2002, AND FOR YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002 — AS RESTATED
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     f. Recent Accounting Pronouncements

      SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. Under SFAS 146, the FASB determined that an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. Management believes that the adoption of this standard will not have a material effect on the Company’s results of operations or financial position.

      FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company has not yet evaluated the impact on its financial position or results of operations.

      FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” includes requirements for financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB approved a partial deferral of FIN 46. Under the new guidance, application of FIN 46R (or Interpretation 46) is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The Company does not expect the provisions of this standard to have a material impact on its financial position or results of operations.

      EITF Issue 00-21 (EITF 00-21) “Accounting for Revenue Arrangements with Multiple Deliverables”. The Issue addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company does not expect the provisions of this standard will have a material impact on its financial position or results of operations.