Form 20-F
period 2003-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2004-06-30
CIK 1001807

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission file number 1-14406

Perusahaan Perseroan (Persero)

P.T. Telekomunikasi Indonesia Tbk.
(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)
(Translation of Registrant’s name into English)

Republic of Indonesia

(State or other jurisdiction of incorporation or organization)

Jalan Japati, 1

Bandung 40133
Indonesia
(62) (22) 452-1510
(62) (21) 521-5109*
(Address of Registrant’s principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on
Title of Each class	which registered

American Depositary Shares representing Series B Shares, par value 500 Rupiah per share	New York Stock Exchange
Series B Shares, par value 500 Rupiah per share	New York Stock Exchange**

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

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  X     No

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17      Item 18  X

*	Investor Relations Unit, Graha Citra Caraka, Jl. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.

**	The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

*	Omitted because the item is not applicable.

i

DEFINITIONS

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents twenty of TELKOM’s Series B shares. The ratio of shares to ADS is 20:1.

“ADSL”	(Asymmetric Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“AMPS”	(Advanced Mobile Phone System) is an analog mobile cellular system standard.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base.

“ASR”	(Answer to Seizure Ratio). See “Call Completion Rate”.

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communications link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“call completion rate”	is the percentage of calls that are successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller’s local exchange, in the case of call completion rates for local calls and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or “ASR”.

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

“DCS 1800”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800Mhz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DTR”	(Distributable TELKOM Revenues) is the monthly revenue share payable by each KSO Unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO Unit after deduction of specified KSO operating expenses and MTR.

“dual band”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed-line telecommunication services.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“ISDN”	(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed Internet connectivity.

“Kbps”	(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period.

“KSO Period”	refers to period covered by the KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated — pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

“MHz”	(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	refers to the Ministry of Communications.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“NMT-450”	(Nordic Mobile Telephone) is a form of analog mobile cellular service primarily installed in vehicles.

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH” or “Revenue Sharing Arrangement”	(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PSDN”	(Packet Switched Data Networks) is a network using a switch device and sending packets of data through the network to some remote location.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

“RUIM” or “RUIM card”	(Removable Unit Identity Card) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIM card”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	Short Messaging Service, a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VPN”	(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

FORWARD LOOKING STATEMENTS

      This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) and its subsidiaries and certain plans and objectives of the Company or the Company and its subsidiaries, wherever applicable, with respect to these items — in particular, among other statements, certain statements in Item 5. “Operating and Financial Review and Prospects” including, without limitation, those concerning the Company’s expectations and plans, strategy, management’s objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses and forward looking statements concerning the Company’s operations, performance and financial condition. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” or “anticipates,” and the negatives of such terms or comparable terms. By their nature, forward looking statements involve risk and uncertainty because they are related to events which depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Important information regarding risks and uncertainty is set forth elsewhere in this annual report, including in Item 3. “Key Information — D. Risk Factors,” Item 5. “Operating and Financial Review and Prospects — E. Off-Balance Sheet Arrangements,” Item 5. “Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

CONVENTIONS

      In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “Indonesia” are references to the Republic of Indonesia and all references to the “U.S.” and “United States” are references to the United States of America. All references to the “Government” herein are references to the government of the Republic of Indonesia. References herein to “Rupiah” and “Rp.” are to the lawful currency of Indonesia and all references to “US Dollars” or “US$” are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into US Dollar amounts, based on the prevailing exchange rate of Rp.8,440 = US$1.00, being the middle market spot rate of exchange for Rupiah against US Dollar quoted by Reuters on December 31, 2003. Such translations should not be construed as representations that the Rupiah or US Dollar amounts referred to could have been, or could be, converted into Rupiah or US Dollars, as the case may be, at that or any other rate or at all. The average middle market spot rate of exchange for Rupiah against US Dollar quoted by Bank Indonesia on December 31, 2003 was Rp.8,465 to US$1.00. See Item 3. “Key Information — A. Selected financial data — Exchange Rate Information” for further information regarding rates of exchange between Rupiah and US Dollars.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.     KEY INFORMATION

A.     Selected financial data

      TELKOM’s consolidated financial statements for the year 1999 were audited by KAP Prasetio, Utomo & Co., the member firm of Arthur Andersen & Co. SC in Indonesia. The Company’s consolidated financial statements for the years 2000 and 2001 were audited by KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), the member firm of Deloitte Touche Tohmatsu in Indonesia. The Company’s consolidated financial statements for the year 2002 have been audited by KAP Drs. Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia. The Company’s consolidated financial statements for the year 2003 have been audited by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia. All such consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 58 to the Company’s consolidated financial statements, which provide a description of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the amount of U.S. GAAP net income and stockholders’ equity of TELKOM for and as of the end of each of the periods indicated in the consolidated financial statements.

      Following the dissolution of Andersen Worldwide in 2002, KAP Prasetio, Utomo & Co. ceased business operations in Indonesia in August 2002. As a consequence, KAP Prasetio, Utomo & Co. has not reissued an audit opinion in respect of the 1999 consolidated financial statements and, therefore, the information included in the relevant selected financial information for 1999 is derived from unaudited consolidated financial statements.

      For the year 2003, ten companies were consolidated into the Company’s consolidated financial statements, namely: PT AriaWest International (“AriaWest”, 100.00%), PT Multimedia Nusantara (“Metra”, 100.00%), PT Graha Sarana Duta (“GSD”, 99.99%), PT Pramindo Ikat Nusantara (“Pramindo”, 100.00%), PT Indonusa Telemedia (“Indonusa”, 90.39%), PT Dayamitra Telekomunikasi (“Dayamitra”, 90.32%), PT Telekomunikasi Selular (“Telkomsel”, 65.00%), PT Napsindo Primatel Internasional (“Napsindo”, 60.00%), PT Infomedia Nusantara (“Infomedia”, 51.00%) and PT Pro Infokom Indonesia (“PII”, 51.00%).

      The following tables set forth a summary of the financial information of TELKOM as of and for the years specified. This information should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and is qualified in its entirety by reference to TELKOM’s consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,

	1999	2000	2001	2002	2003	2003

	(unaudited)	(audited)	(audited)	(audited)	(audited)

	(Rp. in billion, except for data relating to shares,					(US$ million)

	Dividends and ADS)
Consolidated Income Statement Data
Indonesian GAAP
Operating revenues(1)
Telephone
Fixed lines
Local and domestic long-distance usage	3,571	4,097	5,226	5,448	6,562	777
Monthly subscription charges	799	887	998	1,475	1,949	231
Installation charges	68	75	98	130	223	27
Others	91	119	93	211	163	19

Total fixed lines revenues	4,529	5,178	6,415	7,264	8,897	1,054
Cellular
Air time charges	1,458	2,484	3,988	5,454	7,678	910
Monthly subscription charges	236	356	581	593	581	68
Features	4	7	10	8	6	1
Connection fee charges	51	43	129	172	194	23

Total cellular revenues	1,749	2,890	4,708	6,227	8,459	1,002
Total telephone revenues	6,278	8,068	11,123	13,491	17,356	2,056
Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	1,453	1,557	1,474	1,320	900	107
Share in Distributable KSO Revenues (DKSOR)	209	695	733	801	583	69
Amortization of unearned initial investor payments	15	15	13	7	3	0

Total revenue under Joint Operation Schemes	1,677	2,267	2,220	2,128	1,486	176
Interconnection — Net	706	981	1,424	2,831	4,162	493
Network	343	340	415	316	518	62
Data and Internet	54	108	673	1,552	3,109	368
Revenue-Sharing Arrangement	360	288	264	264	258	31
Other telecommunications-related services	19	138	165	221	227	27

Total Operating Revenues	9,437	12,190	16,284	20,803	27,116	3,213

Operating expenses
Personnel	1,349	1,770	2,281	4,388	4,440	526
Depreciation	2,627	2,419	2,870	3,474	4,779	566
Operations, maintenance and telecommunication services	1,146	1,386	2,150	2,290	3,339	396
General and administrative	571	872	1,343	1,146	2,079	246
Marketing	76	147	220	375	503	60

Total Operating Expenses	5,769	6,594	8,864	11,673	15,140	1,794

	Year Ended December 31,

	1999	2000	2001	2002	2003	2003

	(unaudited)	(audited)	(audited)	(audited)	(audited)

	(Rp. in billion, except for data relating to shares,					(US$ million)

	Dividends and ADS)
Operating Income	3,668	5,596	7,420	9,130	11,976	1,419
Other income (expense)
Gain on sale of long-term investment in Telkomsel	—	—	—	3,196	—	—
Interest expense	(1,492)	(817)	(1,330)	(1,583)	(1,383)	(164)
Interest income	762	692	572	480	366	44
Gain (loss) on foreign exchange — net	326	(944)	(379)	557	126	15
Equity in net income (loss) of associated companies	137	(232)	(86)	5	3	0
Other — net	101	313	353	(36)	364	43
Other Income (Expense) — net	(166)	(988)	(870)	2,619	(524)	(62)
Income Before Tax	3,502	4,608	6,550	11,749	11,452	1,357
Tax expense	(1,004)	(1,520)	(2,007)	(2,899)	(3,861)	(458)
Income before minority interest in net income of subsidiaries	2,498	3,088	4,543	8,850	7,591	899
Minority interest in net income of Subsidiaries	(162)	(313)	(475)	(810)	(1,503)	(178)
Net Income	2,336	2,775	4,068	8,040	6,087	721
Weighted average shares outstanding (millions)	9,644	10,080	10,080	10,080	10,080
Net income per share	242.26	275.30	403.61	797.59	603.89
Net income per ADS	4,845.29	5,505.96	8,072.20	15,951.80	12,077.83
Dividend declared per share	50.99	107.76	88.16	210.82	331.16
U.S. GAAP(2)
Net income	2,679	2,216	4,298	8,587	5,791
Net income per share	277.80	219.87	426.41	851.91	574.47
Net income per ADS	5,555.90	4,397.47	8,528.17	17,038.21	11,489.40

	As of December 31,

	1999	2000	2001	2002	2003	2003

	(unaudited)	(audited)	(audited)	(audited)	(audited)

	(Rp. in billion)					(US$ million)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	28,574	32,019	33,036	44,307	50,283	5,957
Current liabilities(3)	4,058	4,138	9,543	9,708	11,201	1,327
Other liabilities	2,630	3,048	3,447	5,383	6,227	738
Long-term debt	8,541	9,546	9,730	12,006	11,834	1,402
Total liabilities	15,229	16,732	22,720	27,097	29,262	3,467
Minority interest	534	814	1,235	2,596	3,708	439
Capital stock(4)	5,040	5,040	5,040	5,040	5,040	597
Total stockholders’ equity	12,810	14,473	9,081	14,614	17,313	2,051
U.S. GAAP(2)
Total assets	27,236	30,900	32,449	44,623	51,347	6,084
Total stockholders’ equity	11,419	12,928	7,766	13,911	16,285	1,929

(1)	Beginning 2002, TELKOM reclassified its revenue into eight major revenue categories: fixed-line, cellular, joint operation scheme (“KSO”), interconnection, network, data and Internet, revenue-sharing arrangements and other telecommunications services. For purposes of comparability, TELKOM has also reclassified its revenues for prior periods.
(2)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of termination benefits, foreign exchange differences capitalized to property under construction, interest capitalized on property under construction, revenue-sharing arrangements, revaluation of property, plant and equipment, pension, equity in net income or loss of associated companies, land rights, equipment to be installed, revenue recognition, goodwill, capital leases, acquisition of Dayamitra, reversal of difference due to change of equity in associated companies, asset retirement obligations, and deferred income taxes. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 58(1) to the Company’s consolidated financial statements.

(3)	Includes current maturities of long-term debt.
(4)	Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp.500 and 10,079,999,639 Series B shares having a par value of Rp.500 from an authorized capital stock comprising one Series A Dwiwarna share and 39,999,999,999 Series B shares.

Exchange Rate Information

      Prior to August 14, 1997, Bank Indonesia maintained the value of the Rupiah based on a basket of currencies of Indonesia’s main trading partners. In July 1997, the exchange rate band was widened and on August 14, 1997, Bank Indonesia announced it would no longer intervene in maintaining the exchange rate at any pre-determined level.

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

	At period
Year	end	Average(1)	High(2)	Low(2)

	(Rp. per US$1.00)
1999	7,100	7,809	8,950	6,726
2000	9,595	8,534	9,595	7,425
First Quarter	7,590	7,507	7,590	7,425
Second Quarter	8,735	8,433	8,620	7,945
Third quarter	8,780	8,691	9,003	8,290
Fourth quarter	9,595	9,507	9,595	9,395
2001	10,400	10,266	11,675	8,865
First Quarter	10,400	9,895	10,400	9,450
Second Quarter	11,440	11,391	11,440	11,058
Third quarter	9,675	9,355	9,675	10,350
Fourth quarter	10,400	10,422	10,435	10,400
2002	8,940	9,316	10,473	8,460
First Quarter	9,655	10,192	10,473	9,542
Second Quarter	8,730	9,109	9,775	8,460
Third quarter	9,015	8,949	9,218	8,695
Fourth quarter	8,940	9,058	9,326	8,815
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,427	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365

	At period
Year	end	Average(1)	High(2)	Low(2)

	(Rp. per US$1.00)
2004
First Quarter	8,587	8,460	8,645	8,323
January	8,441	8,386	8,574	8,323
February	8,447	8,425	8,452	8,390
March	8,587	8,569	8,645	8,442
April	8,661	8,608	8,661	8,574
May	9,210	8,965	9,225	8,679
June 24, 2004	9,410	—	—	—

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.
(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Source:	Bank Indonesia

     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Bridge Telerate in 2001 and Reuters in 2002 and 2003. The buy and sell rates published by Bridge Telerate were Rp.10,400 and Rp.10,450 to US$1 as at December 31, 2001. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,940 and Rp.8,960 to US$1 as of December 31, 2002, and Rp.8,430 and Rp.8,450 to US$1 as of December 31, 2003. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2003.

      The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,440 to US$1 published by Reuters on December 31, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.

B.     Capitalization and Indebtedness

      Not applicable.

C.     Reason for the Offer and Use of Proceeds

      Not applicable.

D.     Risk Factors

TELKOM did not file a fully compliant 2002 Annual Report on Form 20-F until February 9, 2004 and may face an SEC enforcement action, or other legal liability or adverse consequences.

      TELKOM was unable to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F for 2002 because the audit firm it had originally appointed to perform its 2002 audit was not qualified for SEC purposes, and TELKOM’s SEC-qualified 2002 auditors, KAP Drs. Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia, did not begin their audit work until their appointment in July 2003. TELKOM filed a non-compliant Annual Report on April 17, 2003 and then filed an amended non-compliant Annual Report on June 11, 2003 to:

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

      TELKOM did not file Amendment No. 2 to its 2002 Annual Report until February 9, 2004, which was over 7 months past the June 30, 2003 filing deadline. Amendment No. 2 to TELKOM’s 2002 Annual Report contained audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 which restated previously filed audited consolidated financial statements as of and for the years ended December 31, 2000 and 2001 and previously filed unaudited consolidated financial statements as of and for the year ended December 31, 2002, and revised or updated various disclosures. Such restated consolidated financial statements (and the related selected financial information) reflected certain adjustments and modified certain disclosures for several items under Indonesian GAAP and with respect to the reconciliation of those items to US GAAP.

      Because of the foregoing and because TELKOM did not file a compliant Annual Report on Form 20-F until after the June 30, 2002 deadline, TELKOM may face an SEC enforcement action under U.S. securities law and incur other legal liability and adverse consequences such as a delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC described a press release that TELKOM issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to TELKOM’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. TELKOM cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

      As a result of TELKOM’s failure to timely file a compliant Annual Report on Form 20-F for 2002 with the SEC by the June 30, 2003 deadline and the May 2003 press release relating thereto, TELKOM may have been in breach of certain covenants in its Citibank and Bank Central Asia (BCA) debt facilities that require TELKOM, among other things, to comply with all laws and regulations applicable to it and deliver financial statements to the lenders. TELKOM has obtained written waivers from both Citibank, acting as agent for the lenders under the relevant facility agreements, and BCA with respect to such breaches. Nevertheless, any of the adverse consequences referred to in the immediately preceding paragraph (such as, but not limited to, an SEC enforcement action) could give rise to defaults under one or more of TELKOM’s debt facilities and cross defaults under other debt facilities with respect to such defaults. If TELKOM were unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on TELKOM’s financial condition and results of operations.

Risks Relating to Indonesia

Current political and social events in Indonesia may adversely impact business activity in Indonesia.

      Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political land-

scape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years. For example, in June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity and telephone charges. In both instances, the Government was forced to drop or substantially reduce such proposed increases.

      Recently, hostilities in the province of Aceh have reached new heights. A prior peace pact, known as the Cessation of Hostilities Agreement, has failed to maintain peace between the Free Aceh Movement (GAM) militia and the Government and the Joint Security Committee formed by the two sides has been disbanded. Increasing tension in Aceh has led to a recent military build-up in the province and continued outbreaks of violence, arson and social unrest. Human rights violators, including those from high-ranking military positions, have recently begun to be more actively prosecuted in Indonesia. However, the success of these prosecutions has been mixed.

      During the years 2002 and 2003, several bombing incidents took place in Indonesia, including in Bali, at the JW Marriott hotel in Jakarta and at the airport, shopping centers and places of worship. Terrorist acts may be directed at foreigners in Indonesia or in relation to political matters such as the July 2004 Presidential and Vice-Presidential elections.

      In April 5, 2004, Indonesians for the first time directly elected representatives to the Indonesian parliament via proportional voting with an open list of candidates. As of the date hereof, the tallying of votes and the overall results of the parliamentary election have been generally peaceful, and business and investment activity in Indonesia do not appear to have been adversely affected. We expect, however, that in the lead-up to the July 2004 Presidential and Vice-Presidential elections, increased political activity and campaigning may result in a degree of political and social uncertainty with regard to Indonesia and economic activity may be adversely affected, as both foreign and domestic investors may become cautious and scale down or postpone business activity during this period.

      Political and related social developments in Indonesia have been unpredictable in the past and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us or on an investment in the ADSs or Common Stock. Further, these social and civil disturbances could continue to have a material adverse effect on investment and confidence in and the performance of, the Indonesian economy and in turn our business.

Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia.

      The Government’s exchange rate policies and any future changes in the value of the Rupiah against the US Dollar or other currencies could adversely affect TELKOM’s financial condition and results of operations. On August 14, 1997, Bank Indonesia permitted the exchange rate for the Rupiah to float without announcing a level at which it would intervene. From August 1997 to mid-1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to as low as approximately Rp.15,000 per US Dollar. There can be no assurance that: (a) the Rupiah will not be subject to continued depreciation or volatility; (b) the current exchange rate policy will remain the same; (c) the Government will act when necessary to stabilize, maintain or increase the value of the Rupiah, or that any such action, if taken, will be successful.

      Continued depreciation or volatility of the Rupiah against the US Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM’s capital expenditure program since most of the equipment to be used in the expansion of TELKOM’s network capacity is sourced off-shore and priced in foreign currencies, mainly in US Dollars and Euros, while almost all of TELKOM’s revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM’s business. As of December 31, 2003, the average exchange rate of Rupiah to US Dollar, based on the Reuters middle buy and sell rates, was Rp.8,440 per US Dollar.

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

Indonesia ended its Extended Financing Facility with the International Monetary Fund and the consequences thereof are unpredictable.

      In December 2003, the Government ended its Extended Financing Facility (“EFF”) program with the International Monetary Fund (“IMF”) and began to drawdown on its gross foreign reserves, as well as on its outstanding balances at the IMF. Considering the Government’s current fiscal deficit and modest foreign exchange reserves, the end of the EFF has raised concerns about the ability of the Government to fund subsidies for staples such as food and fuel, which, in turn, could have extremely serious political and social consequences. The end of the EFF also brings with it the end of the Government’s ability to reschedule Indonesia’s Paris Club bilateral foreign loans. Other consequences of ending the EFF are not known at this stage. While the Government has sought to address these concerns by issuing a White Paper setting forth its fiscal strategy and policy objectives for 2004, there can be no assurance that the Government’s strategy will be successful or that its objectives will be met in full or in part.

Indonesia no longer has access to the Paris Club but continues to rely on loans from official creditors.

      Since the financial crisis of 1997, the members of the Paris Club have been an important source of funding for the Government. The Paris Club is an informal voluntary group of 19 creditor countries that coordinates solutions for payment difficulties experienced by debtor nations. As of December 31, 2003, lending from the Paris Club members to the Government accounted for approximately 36% of the Government’s total foreign debt. The last debt rescheduling took place in April 2002 when the Paris Club rescheduled approximately US$5.4 billion of principal and interest due from the Government between April 2002 and December 2003. This was done by extending the period within which the amounts could be repaid.

      In addition to the Paris Club, the World Bank and the Asian Development Bank have been major sources of financing. As of December 2003, these Banks had outstanding loans to the Indonesian government of approximately US$18.3 billion. Disbursements from these sources have been slower than expected in recent years due to the slow pace of institutional reforms in Indonesia and concerns regarding the Government’s decentralization plan. Currently, regional governments in Indonesia are not allowed to borrow in foreign currency and any change to Indonesian law allowing them to borrow in foreign currency could be a source of potential debt service problems. The World Bank and Asian Development Bank lending programs are subject to regular compliance reviews and can be reduced or withdrawn at any time. The impact of any elimination of lending cannot be assessed but is likely to be materially adverse.

Indonesia’s high level of sovereign debts may result in it being unable to service its debt obligations when they become due.

      Indonesia’s high level of sovereign debts has forced it to negotiate with its major creditors several times since the 1997 financial crisis. For example, the Government held a round of talks with the Paris Club donor countries and the IMF in April 2002 to discuss the rescheduling of Indonesia’s debt due in 2002. In these talks, the Government sought to restructure not just debt principal, but interest payments as well, totaling US$2.6 billion. The meeting resulted in the rescheduling of debt principal payments only, but no assurance can be given as to Indonesia’s capacity to meet these rescheduled debt payments. While no further rescheduling has taken place, future decisions to renegotiate Indonesia’s existing sovereign indebtedness cannot be ruled out. Such decisions may affect Indonesia’s sovereign credit rating and could have a material adverse impact on investor confidence in Indonesia.

Indonesia’s sovereign debt rating continues to be reviewed and revised by international rating agencies.

      Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of April 2, 2004, the Government’s long-term foreign currency debt and its short-term foreign currency debt were rated “B2” and “B2”, respectively, by Moody’s and rated “B” and “B”, respectively, by S&P. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody’s, S&P or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including TELKOM, to raise additional financing and the interest rates at which such additional financing is available.

Risks relating to TELKOM and its subsidiaries

TELKOM’s expansion plans may strain key resources and thereby adversely affect its business, financial condition and prospects.

      To remain competitive and position TELKOM in gaining market share, TELKOM has identified its primary business objective as becoming a full service and network provider. To achieve this objective, TELKOM has determined that it should increase its focus on multimedia and other types of services in addition to its present core business concentration on local, domestic long-distance and mobile cellular services. TELKOM has also received its commercial license to provide IDD services and has begun offering IDD services beginning June 7, 2004. The implementation of measures designed to achieve these objectives could strain TELKOM’s managerial, financial and other resources, which could adversely affect TELKOM’s business, financial condition and prospects.

Failure to amicably resolve KSO disputes may in some areas result in limited network expansion in some regions and impede TELKOM’s access to subscribers and ability to compete effectively.

      As a result of the Indonesian economic crisis that began in 1997, certain KSO partners experienced substantial difficulties in fulfilling their obligations to TELKOM under the KSO Agreements, leading to disputes between TELKOM and certain KSO partners. TELKOM has explored various options to resolve the KSO issues and has negotiated the acquisition of all or a majority of shares of certain KSO partners. In 2001, TELKOM acquired a 90.32% equity interest in PT Dayamitra Telekomunikasi Indonesia (“Dayamitra”), the KSO partner for KSO VI. On April 19, 2002, TELKOM entered into a conditional sale and purchase agreement for the purchase of all of the outstanding equity interests in PT Pramindo Ikat Nusantara (“Pramindo”), the KSO partner for KSO I, to be completed in three stages. As part of the initial closing, it acquired legal ownership of 30% of the shares of Pramindo in August 2002 and obtained control over Pramindo, subject to certain conditions, including that TELKOM continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and the protective rights retained by the selling stockholders. Under the agreement, the legal ownership of TELKOM in Pramindo increased by a further 15% (from 30% to 45%) on September 30, 2003 and the legal ownership to the remaining 55% was transferred to TELKOM on March 15, 2004. On July 31, 2003, TELKOM purchased all of the outstanding equity interests in PT AriaWest International (“AriaWest”), the KSO partner for KSO III. As a result of these acquisitions, TELKOM resolved its disputes with its former KSO partners for KSO I, KSO III and KSO VI. TELKOM now has full operational and management control over these KSO regions.

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

      TELKOM continues to have a KSO partner for KSO VII, PT Bukaka SingTel International (“Bukaka SingTel”). As of the date of this Annual Report, there are no disputes between TELKOM and Bukaka SingTel. However, because Bukaka SingTel continues to be responsible for network development in KSO VII and has operational responsibility, should any issues or disputes arise that are not amicably resolved network expansion may be limited and this would impede TELKOM’s access to subscribers and its ability to compete effectively in KSO VII.

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

      TELKOM’s telecommunications services are currently carried through its fixed-line, cellular and data networks. All types of networks use last mile access, regional metro junction and long haul transmission networks as a common network resource. For last mile access, TELKOM operates Copper Access Network, Optical Access Network and Wireless Access Network. The regional metro junction and long haul transmission network operated by TELKOM consists of optical fiber cable, microwave, submarine cable and satellite transmission links.

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

      In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi. As of December 31, 2003, this service was offered in 38 cities, 25 of which are financed entirely by TELKOM (in non-BOT areas) and the remaining 13 are financed through the Build, Operate and Transfer (BOT) scheme (in BOT areas). CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within a local code area).

Customers have all features offered by cellular services except roaming to other local area codes. Postpaid TELKOMFlexi customers are charged PSTN tariff rates for this service while prepaid customers are charged tariffs slightly higher than PSTN tariff rates, and in each case the tariffs are substantially lower than tariffs for cellular services. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on TELKOM’s ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, TELKOM could lose part or all of the benefit of its investment in the network that supports the TELKOMFlexi service. TELKOM may also be subject to disputes with its regulators or competitors.

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

      The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with, other telecommunications service providers, TELKOM must continue to expand and modernize its network, which involves substantial capital investment. TELKOM historically has relied heavily on two-step loans obtained through the Government and third-party financing, including vendor financing, to support the development of its fixed line network. If TELKOM is unable to obtain adequate vendor or other third-party financing for its planned capital expenditures or otherwise fund such expenditures through other financing arrangements, including free cash flows, TELKOM may have to forego, delay or postpone certain of its planned capital expenditures. This may prevent TELKOM from being able to expand sufficiently and upgrade its network.

Employee unions may negatively affect TELKOM’s business.

      Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted and may continue to result, in labor unrest and activism in Indonesia. On February 25, 2003, the Indonesian Parliament passed a new employment law, Law No. 13 of 2003 (the “Employment Law”), which took effect on March 25, 2003. The Employment Law covered the increment of severance amount, service and compensation payment payable to terminated employees as well as to allow employees to unionize without intervention from employers. The Employment Law and new implementation regulations that may be issued thereunder may substantially affect labor relations in Indonesia. In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. Membership with SEKAR is not compulsory. TELKOM believes that its relations with SEKAR are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.

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

      There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competitive structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM believes that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. Currently, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various Ministerial Decrees governing interconnection rates. Following the enactment of the Telecommunications Law, a restructuring of the interconnection policy was proposed based upon a cost-based tariff as mutually determined by the operators rather than the revenue sharing scheme as currently implemented. As of the date of this Annual Report, the MoC has issued a decree stating that cost-based interconnection will commence beginning January 1, 2005 and the MoC is in the process of appointing an independent consultant that will assist in determining the basis for the new cost-based tariffs. The MoC is also drafting detailed regulations that will implement this new policy. TELKOM expects that the current interconnection fees may be adjusted as a result of the new cost-based interconnection scheme but TELKOM can give no assurance regarding the impact, if any, of such adjustment on TELKOM’s business, financial condition, results of operations and prospects.

•	Licenses: The Government is in the process of amending certain TELKOM licenses to comply with the Telecommunications Law and to establish the so-called Modern License. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning

January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002 a tariff increase, with a weighted average 15% increase, was implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. However, on March 30, 2004, the Government, through the ITRB, announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. There is no assurance as to when or whether the remaining tariff increases will be implemented by the Government.

•	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law contemplates the establishment of a new independent regulatory body to regulate, monitor and control the telecommunications industry. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations and was officially established on July 11, 2003. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM has had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government plans to terminate TELKOM’s monopoly in providing fixed line domestic telecommunications services. It has issued Indosat a principal license to provide local telephone services from August 2002, an operational license for local telephone services. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. As of the date of this Annual Report, TELKOM cannot provide any assurance as to when Indosat will commence offering domestic long-distance services to customers, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. In June 2004, Indosat launched its own CDMA fixed wireless service, called “StarOne.” As of the date of this Annual Report, Indosat only offers this service in Surabaya but is expected to expand service coverage to other cities in Indonesia. This greater competition in the fixed line market, including fixed wireless, could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers.

•	DLD and IDD Services: On March 11, 2004, the MoC issued Decree No. 28/2004, Decree No. 29/2004 and Decree No. 30/2004 regarding DLD and IDD services. These Decrees further implement the Government’s policy of encouraging competition in the markets for DLD and IDD services. Among other matters, the Decrees state that consumers will be able to choose their DLD and IDD providers among various competitors, including TELKOM and Indosat, and require operators to create separate 3-digit access codes for DLD and IDD services. TELKOM expects to incur costs in connection with these new DLD and IDD requirements (including establishing DLD and IDD access codes), such as expenditures required to create a new routing database, costs relating to customer education and other marketing costs. In addition, competition in the market for DLD services could lead to a decline in TELKOM’s DLD revenues as subscribers choose to receive DLD services from other providers, such as Indosat. With regard to IDD services, on May 13, 2004 TELKOM received its commercial license from the Government to provide IDD services and began offering such services to customers on June 7, 2004. Nevertheless, competition among IDD service providers may limit TELKOM’s ability to generate significant IDD revenues.

•	Compensation Risk: The Telecommunications Law provides that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia. TELKOM’s exclusive right to provide fixed local telecommunications services was terminated by the Government in August 2002 and TELKOM’s exclusive right to provide domestic long-distance services was terminated on March 30, 2004. The Government has determined the scheme of compensation for the termination of TELKOM’s exclusive rights, which will consist of

(i) expedited issuance of an IDD license to TELKOM, which was issued on May 13, 2004; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a net cash payment to TELKOM and its KSO partners of Rp.478 billion (after taxes). While the amount of the compensation payable to TELKOM and its KSO partners has been determined, payment is contingent on appropriations to the State Budget for the MoC, which requires approval by Parliament. As of the date of this Annual Report, TELKOM can provide no assurance with regard to when Parliament will approve the necessary appropriations or as to the effects the net cash payment will have on TELKOM’s financial condition, results of operations and prospects.

•	USO Risk: All telecommunications network operators and service providers are bound by a Universal Service Obligation, or USO, which requires provision of certain telecommunications facilities and infrastructure in rural and remote areas. As a local network provider, TELKOM is obligated to build and operate telecommunications networks in the USO areas. Historically, TELKOM has been obligated to contribute 5% of its capital expenditures to its USO requirements. TELKOM has typically experienced financial losses in providing such network capacity in rural and remote areas. On March 30, 2004, the Government issued a new regulation which requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. The Government is also in the process of drafting detailed regulations that will fully implement the USO program for telecommunications operators in Indonesia.

      There can be no assurance that the amendment or interpretation or implementation of current laws and regulations, or the introduction of additional laws or regulations, will not adversely affect TELKOM’s business, financial condition and prospects.

TELKOM’s increasingly important cellular operations face significant constraints and competitive pressures.

      TELKOM provides cellular telecommunications services primarily through its subsidiary Telkomsel (GSM 900 Mhz and 1800 Mhz). Telkomsel has experienced rapid growth in its subscriber-base in recent years and its revenue has become an increasingly large component of TELKOM’s consolidated revenue. Telkomsel’s future growth depends upon its ability to manage capacity and spectrum constraints. Telkomsel has experienced such constraints in the past and may face such constraints in the future, which may result in network congestion, reduced service quality and an inability to increase and retain its subscriber-base and as a result may impede future growth. Telkomsel is seeking to substantially increase the capacity of its cellular network over the next three years. However, spectrum and capacity are subject to regulatory approval and allocation.

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

TELKOM’s satellites have a limited life and substantial risk exists for TELKOM-1 and Palapa B-4 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.

      TELKOM’s TELKOM-1 and Palapa B-4 satellites have a limited operational life. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. TELKOM currently maintains in-orbit insurance covering the loss of the TELKOM-1 and Palapa B-4 satellites, providing for payments of US$57.2 million for TELKOM-1 and US$2.3 million for Palapa B-4 in the event of a total loss of the satellite. TELKOM plans to launch its new TELKOM-2 satellite between November 30, 2004 and December 30, 2004. TELKOM-2 will replace the existing Palapa B-4 satellite (which is expected to be taken out of service around the end of 2004). The loss of existing satellites and the failure to launch the new satellite may have a material adverse effect on our financial condition, results of operations and ability to provide certain services.

TELKOM is subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.

      There may be less publicly-available information about Indonesian public companies, including TELKOM, than is regularly disclosed by public companies in countries with more mature securities markets. TELKOM’s audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 58(1) to TELKOM’s consolidated financial statements.

You are unable to pursue claims against Prasetio, Utomo & Co., a member firm of Arthur Andersen, which was the former auditor for Telkomsel.

      Prasetio, Utomo & Co., formerly a member firm of Arthur Andersen, no longer exists as a legal entity in Indonesia following its dissolution in 2002. Accordingly, you will not be able to seek or recover damages from Prasetio, Utomo & Co. or Arthur Andersen in connection with its audit report for Telkomsel.

TELKOM is incorporated in Indonesia and it may not be possible for investors to effect service of process or to enforce judgments obtained in the United States against TELKOM.

      TELKOM is a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to public companies and all of TELKOM’s significant assets are physically located in Indonesia. In addition, the majority of TELKOM’s Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may not be possible for investors to effect service of process, including judgments, on TELKOM or such persons within the United States, or to enforce against TELKOM or such persons in the United States judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws or the securities laws of any state within the United States, or upon other bases.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.  History and development of the Company

      Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”), a majority state-owned company, is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company’s purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.

      In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephone services were first made available in Indonesia in 1882 and, until 1906, were provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company to provide postal and telecommunications services in Indonesia, apart from services in Sumatera, which were transferred in the 1970’s. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro and PN Telekomunikasi. In 1974, PN Telekomunikasi was further divided into two state-owned companies, Perusahaan Umum Telekomunikasi (“Perumtel”) to provide domestic and international telecommunications services and PT INTI, to provide telecommunications equipment manufacturing. In 1980, the international telecommunications business was transferred to Indosat.

      In 1991, Perumtel was transformed into a “Persero”, or state-owned limited liability corporation with commercial purposes and renamed Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, known as TELKOM. Prior to 1995, TELKOM’s business operations were segregated into twelve regional operating units, known as “Witels,” which were centrally controlled from TELKOM’s headquarters in Bandung, West Java. Each Witel had a management structure responsible for all aspects of TELKOM’s business in their respective regions, from the provision of telephone services to property management and security. The Company has its place of domicile in Indonesia and its registered office at No. 1, Jalan Japati, Bandung, 40133, Indonesia, Tel. No. (62) (22) 452-1510.

      During 1995, TELKOM restructured its operations by converting all twelve Witels into seven regional divisions (Division I Sumatera; Division II Jakarta and the surrounding areas; Division III West Java; Division IV Central Java; Division V East Java; Division VI Kalimantan; and Division VII Eastern part of Indonesia) and one Network Division. The Company also entered into KSO Agreements pursuant to which it transferred the right to operate five of its seven regional divisions (regional divisions I, III, IV, VI and VII) to private sector consortia, each of which involved one or more prominent international telecommunications operators. The KSO Agreements provided for the relevant KSO partner to manage and operate the regional division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for an agreed amount of compensation. The KSO Agreements also provided for TELKOM and the KSO partner to share revenues generated during the term of the agreement.

      On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares have also been publicly offered without listing on the Tokyo Stock Exchange. TELKOM is currently one of the largest companies by market capitalization in Indonesia, with a market capitalization of approximately Rp.68,040 billion as of December 31, 2003 and of approximately Rp.72,576.0 billion as of June 24, 2004. The Government currently has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM. The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.

      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM leading to certain disputes. As a result, TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI. In 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, PT Dayamitra Telekomunikasi (“Dayamitra”) and purchased a call option and granted a put option with respect to the remaining shares of Dayamitra. In 2002, TELKOM entered into an agreement to acquire 100% of the shares of its KSO partner in Regional Division I, PT Pramindo Ikat Nusantara (“Pramindo”). Under the terms of its agreement with Pramindo, TELKOM agreed to acquire the shares of Pramindo in three tranches, beginning August 2002 (30%), with TELKOM also obtaining management control of Pramindo in August 2002. TELKOM acquired a further 15% in September 2003 and the remaining 55% was acquired on March 15, 2004. As of the date of this Annual Report, TELKOM legally owns 100% of Pramindo. In 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”) and settled its arbitration proceeding with AriaWest. On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations. For a more complete description of the foregoing transactions and TELKOM’s KSO arrangements, see Item 10. “Additional Information — C. Material Contracts” and Item 4. “Information on the Company — B. Business Overview — Joint Operation Scheme (KSO).”

      In 1999, the Government passed Telecommunications Law No. 36 which became effective in September of 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the prior telecommunications law, TELKOM and PT Indonesian Satellite Corporation (“Indosat”) maintained joint ownership in most telecommunications companies in Indonesia. The Governments reforms called for the progressive elimination of these joint shareholdings to promote competition. As a result, in 2001, TELKOM acquired Indosat’s 35% interest in Telkomsel, resulting in TELKOM owning 77.72% of the shares of Telkomsel and Indosat acquired TELKOM’s 22.5% interest in Satelindo and 37.7% interest in Lintasarta. In 2002, TELKOM sold 12.72% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), resulting in TELKOM’s ownership being reduced to 65% of the shares of Telkomsel. For a more complete description of the foregoing transactions, see Item 10. “Additional Information — C. Material Contracts.”

      Pursuant to the Telecommunications Law, the Government as of August 1, 2001 terminated the exclusive rights of TELKOM to provide fixed-line services in Indonesia and Indosat to provide international direct dial services. TELKOM’s exclusive right to provide domestic local service was terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. The full implementation of the termination of these exclusive rights is expected to result in TELKOM and Indosat providing new telecommunications services in competition with each other. On May 13, 2004, TELKOM received its commercial license to provide IDD fixed-line services and began offering such services on June 7, 2004. Indosat is expected to enter the domestic long-distance market and on May 13, 2004, Indosat received its commercial license to provide domestic long-distance services.

      For a description of the important events in the development of the Company’s business since the beginning of the Company’s last three financial years to the date of this Annual Report, see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview”. A description of the Company’s principal capital expenditures and divestitures, since the beginning of the Company’s last three financial years to the date of this Annual Report is set forth in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Information concerning the principal capital expenditures and divestitures currently in progress is also described in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

B.  Business Overview

General

      TELKOM is the main provider of fixed-line telecommunications services in Indonesia and is the majority owner of Telkomsel, which is the largest Indonesian mobile cellular operator, as measured by subscribers and revenue. The Company also provides a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. TELKOM reports revenues in the following categories:

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

      For 2003, no single customer, other than interconnection customers, accounted for more than 1% of TELKOM’s total operating revenues and TELKOM’s top 100 customers, other than interconnection customers, together accounted for more than 5% of its total operating revenues. For the purpose of calculating operating revenues, TELKOM treats each state-owned enterprise owned by the Government as a single customer.

      TELKOM’s business does not experience significant seasonality.

Fixed-Line Services

      Fixed-line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed-line services in Indonesia. In 2003, TELKOM provided fixed-line services in Divisions I, II, III, V and VI. In 2003, revenues from fixed-line services in these divisions contributed Rp.8,896.9 billion (US$1,054.1 million), or 32.8% of total operating revenues. Beginning July 31, 2003, when TELKOM acquired KSO investor, PT AriaWest International (“AriaWest”), TELKOM began providing fixed-line services in Division III. Fixed-line services in Divisions IV and VII continue to be provided through KSO joint venture arrangements and revenue to TELKOM from these KSOs are reported under Joint Operation Scheme. See “— Joint Operation Scheme” below.

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

      TELKOM has historically been the principal provider of fixed-line services and Indosat has historically been the principal provider of international direct dial services in Indonesia. However, the Government as of August 1, 2002 has terminated TELKOM’s exclusive rights to provide local fixed-line services and Indosat’s exclusive rights to provide international direct dial services. On May 13, 2004, the Government issued TELKOM’s commercial license to provide IDD fixed-line services and Indosat’s commercial license to provide DLD fixed-line services. As a result, TELKOM and Indosat are or are expected to be engaged in competition with each other in the markets for these two services.

     CDMA Fixed Wireless

      In December 2002, TELKOM began offering a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2003, was available in 38 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrently with its use of CDMA fixed wireless technology for the development of its fixed-line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network and expand its TELKOMFlexi service to other cities and regions in Indonesia. As of December 31, 2003, TELKOM had 396 BTSs and 815,647 line units deployed, of which 380 BTSs and 775,647 line units were financed by TELKOM and 16 BTSs and 40,000 line units were established under the BOT scheme (instead of the 53,900 that were originally planned). As of December 31, 2003, TELKOM had achieved sales of 467,933 TELKOMFlexi Line Units (consisting of 459,725 Line Units in non-BOT areas and 8,208 Line Units in BOT areas).

      TELKOMFlexi revenues are reported under fixed-line services. These revenues are being reported as fixed-line revenues because this business is being conducted pursuant to TELKOM’s fixed-line license. See “— Regulation” below.

      TELKOMFlexi subscribers have the option of postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local domestic-long distance and international services, which charges are generally the same as those paid by fixed-line subscribers. Prepaid subscribers purchase RUIM cards and refill vouchers in amounts of Rp.50,000, Rp.100,000 and Rp.150,000 and pay only usage charges, which are higher than those paid by postpaid subscribers. For prepaid services, a customer purchasing a Rp.80,000 RUIM card or a Rp.50,000 refill voucher is counted as a subscriber for two months, a Rp.100,000 voucher or refill is counted as a subscriber for three months and a Rp.150,000 voucher or refill is counted as a subscriber for four months. Each time a customer purchases a refill the aforementioned two, three and four month periods are recalculated as of the date the refill is activated.

      TELKOMFlexi subscribers are also provided with a number of value-added features, such as SMS, voicemail and information services, such as billing and directory assistance. The revenues from these services are reported in the Data and Internet category. See “— Data and Internet Services” below.

     IDD Services

      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004. TELKOM began offering IDD fixed-line services, under the brand name “TIC 007,” on June 7, 2004. IDD revenues will be reported as international interconnection revenues because this service relies on interconnection between TELKOM and network operators in other countries. See ‘— Interconnection Services” below. Through its VoIP service TELKOM already provides international call services, although revenues from the VoIP service are recorded under “Data and Internet Services,” because this service relies on data transmission over the Internet. See “— Data and Internet Services” below.

     Cellular Services

      TELKOM provides its mobile cellular services mainly through its 65%-owned subsidiary Telkomsel. Cellular revenues grew by 35.9% from Rp.6,226.8 billion (US$695.7 million), or 29.9% of TELKOM’s total operating revenues, for the year ended December 31, 2002 to Rp.8,458.8 billion (US$1,002.2 million), or 31.2% of TELKOM’s total operating revenues, for the year ended December 31, 2003. Over the same period, the total number of Telkomsel’s mobile cellular subscribers (pre-paid and post-paid) increased by 60% from approximately 6.0 million at the end of 2002 to approximately 9.6 million as of December 31, 2003. Of the total subscribers as of December 31, 2003, approximately 8.6 million were pre-paid and approximately 1 million were post-paid. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 51% share of the GSM cellular market in Indonesia as of December 31, 2003, compared to an estimated 52.8% market share as of December 31, 2002.

      Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through 217 international roaming partners in 135 countries as of the end of 2003. Telkomsel currently has the largest network of any of the cellular operators in Indonesia, providing coverage to over 85% of Indonesia’s population and more than 600 cities.

      Telkomsel provides its subscribers with the option of a prepaid service under the brand name “SimPATI Nusantara,” or a postpaid service under the brand name “KartuHALO.” In May 2004, Telkomsel launched a new prepaid brand “Kartu As,” which will target customers who travel frequently within Indonesia by offering free domestic roaming and lower tariffs on local and domestic long-distance calls, with no difference between tariffs for calls during peak and off-peak hours. Telkomsel also offers tailor-made postpaid services for corporate customers and a postpaid family service under the brand name “HALOkeluarga.”

      Generally, postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for roaming, SMS, local, domestic-long distance and international services. Beginning April 2004, postpaid subscribers can also choose among the following options: (a) free national roaming; (b) 150 free SMS per month; or (c) waiver of the monthly subscription charge.

      Prepaid customers purchase a starter package, the price of which starts at Rp.25,000 for Kartu As customers and Rp.50,000 for SimPATI customers, depending on the value of the pre-paid voucher included in the package. For Kartu As customers, the Rp.25,000 starter package contains a SIM card and a voucher worth Rp.25,000. For SimPATI customers, the Rp.50,000 starter package contains a SimPATI SIM card and a voucher worth Rp.35,000. SimPATI subscribers can buy pre-paid vouchers ranging in value from Rp.50,000 to Rp.1,000,000 to increase the value of their SIM cards, while Kartu As subscribers can buy prepaid vouchers of either Rp.20,000 or Rp.50,000. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14-digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. The prepaid customer credits have a predetermined expiry date and irrespective of usage will expire on such date. Kartu As and SimPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centers and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, via telephone banking or over the Internet.

      Provided that they meet certain credit-related eligibility requirements, SimPATI customers may sign up for Telkomsel’s post-paid KartuHALO services at any time without having to change their telephone numbers. While Kartu As and SimPATI customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers.

      Telkomsel also offers cellular users value added services such as SMS, international roaming, GPRS, MMS, multi-party calling, call forwarding, call waiting, caller number display and non-display, mobile banking, SMS to e-mail services and other personal mobile data services, the revenues from which are reported in the Data and Internet category. See “— Data and Internet Services” below.

      The following table sets forth selected historical information on Telkomsel’s subscriber base for the periods indicated:

	As of or for the year ended
	December 31,

	2001	2002	2003

Cellular subscribers(1)
KartuHALO (Postpaid)	865,211	923,005	1,007,034
SimPATI (Prepaid)	2,386,821	5,087,767	8,581,773
Deactivations(2)
KartuHALO (Postpaid)	177,514	279,648	265,355
SimPATI (Prepaid)	120,403	470,298	2,823,025
Average monthly churn rate(3)
KartuHALO (Postpaid)	2.0%	2.5%	2.3%
SimPATI (Prepaid)	0.7%	1.1%	4.0%
ARPU(4)
KartuHALO (Postpaid) (Rp.’000)	287	298	314
SimPATI (Prepaid) (Rp.’000)	111	103	95

(1)	Prepaid subscribers may purchase SIM-cards and refill vouchers with values ranging from Rp.50,000 to as much as Rp.1,000,000. The following table shows the respective active periods for Telkomsel’s SimPATI prepaid packages:

Period during which
subscribers will have
Value of Voucher or SIM Card	access to services

Rp.50,000	60 days
Rp.100,000	90 days
Rp.150,000	150 days
Rp.200,000	180 days
Rp.300,000	210 days
Rp.500,000	240 days
Rp.1,000,000	270 days

(2)	Includes voluntary and involuntary deactivations.
(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.
(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and dividing by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from visitors and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.

     In February 2004, Telkomsel began technical testing in Jakarta of a new service called “EDGE,” for Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speed. As of the date of this Annual Report, Telkomsel expects to commercially launch EDGE in a limited number of cities sometime during the second half of 2004.

Joint Operation Scheme

      TELKOM and its KSO partner, PT Mitra Global Telekomunikasi Indonesia, provide fixed-line and other services in Regional Division IV and TELKOM and its KSO partner, PT Bukaka SingTel International, provide fixed-line and other services in Regional Division VII. Until July 31, 2003, when TELKOM acquired AriaWest, TELKOM and AriaWest provided fixed-line and other services in Regional Division III. In 2003, TELKOM’s revenues from KSO divisions in Regional Divisions III, IV and VII (including amortization of unearned initial investor payments) contributed Rp.1,486.3 billion (US$176.1 million), or 5.5%, of total operating revenues.

      TELKOM’s portion of KSO revenues for the last three years (2001 — 2003) are indicated in the following table:

	2001		2002		2003

KSO Division	MTR	DTR	MTR	DTR	MTR	DTR

	(Rp. in billion)		(Rp. in billion)		(Rp. in billion)
Division I (Sumatera)(1)	497.9	259.8	296.3	197.3	—	—
Division III (West Java and Banten)(2)	366.3	117.8	390.1	157.8	242.4	90.0
Division IV (Central Java)	371.3	133.6	387.5	183.2	404.3	184.6
Division VI (Kalimantan)(3)	—	—	—	—	—	—
Division VII (Eastern Indonesia)	238.7	221.8	245.8	262.7	253.2	308.4

Total	1,474.2	733.0	1,319.7	801.0	899.9	583.0

(1)	TELKOM consolidated Regional Division I (Sumatera) from August 2002, following an agreement to acquire 100% of the equity interest in and control of Pramindo on August 15, 2002. For 2002, the numbers included in this table for Regional Division I (Sumatera) represent the revenues generated by Regional Division I from January 1, 2002 to July 31, 2002. TELKOM consolidated Rp.364.4 billion and Rp.1,252.7 billion of operating revenues from Regional Division I (Sumatera) in 2002 and 2003, respectively.
(2)	For 2003, MTR and DTR are from January 1 to July 31, 2003. TELKOM consolidated Regional Division III (West Java and Banten) as of and for the year ended December 31, 2003 following the acquisition of a 100% equity interest in AriaWest on July 31, 2003. TELKOM consolidated Rp.482.3 billion of operating revenues from Regional Division III (West Java and Banten) from July 31, 2003 through December 31, 2003.
(3)	TELKOM consolidated Regional Division VI (Kalimantan) as of and for the year ended December 31, 2001, following the acquisition of a 90.32% equity interest in Dayamitra on May 17, 2001. TELKOM consolidated Rp. 260.3 billion, Rp. 323.4 billion and Rp.449.2 billion of operating revenues from Regional Division VI (Kalimantan) in 2001, 2002 and 2003, respectively.

     TELKOM entered into agreements to establish the KSOs in 1995 and pursuant to such agreements transferred the right to operate Regional Divisions  I, III, IV, VI and VII to private sector consortia, each of which involved one or more prominent international telecommunications operators. TELKOM retained the right to operate divisions II and V, its two largest divisions. The KSO Agreements provided for the relevant KSO partner to manage and operate the Regional Division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for a pre-determined agreed amount of compensation. The KSO Agreements also provided for TELKOM and the KSO partner to share revenues generated during the term of the agreement.

      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM. In order to assist the KSO partners in meeting their obligations and to maintain the continuity of the KSO Agreements, all of the KSO partners entered into a Memorandum of Understanding with TELKOM on June 5, 1998 which reduced the minimum line construction obligations of the KSO partners, decreased TELKOM’s share of KSO revenues for 1998 and 1999 and cancelled TELKOM’s option to purchase the assets of the KSO before the end of the KSO period. Beginning January 1, 2000, the parties reverted to the terms of the original KSO agreements with respect to MTR and DTR payments. Due to the severity of the crisis, these measures did not solve the significant difficulties faced by the KSO partners and TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI.

      On May 17, 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, PT Dayamitra Telekomunikasi (“Dayamitra”) and purchased a call option and granted a put option with respect to the remaining shares of Dayamitra, for an aggregate consideration of approximately US$130.8 million (excluding consultants’ fees of approximately US$3.3 million, which was capitalized as part of the acquisition cost). An initial payment of US$18.3 million was made on May 17, 2001, US$8.9 million was paid on August 10, 2001 as a post-closing, working capital adjustment to the purchase price and the balance of US$103.6 million was paid in eight quarterly installments of approximately US$13.0 million between August 17, 2001 and May 17, 2003.

      On April 19, 2002, TELKOM entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid up share capital of its KSO partner in Regional Division I, PT Pramindo Ikat Nusantara (“Pramindo”). Under the terms of the agreement, TELKOM agreed to acquire the shares of Pramindo in three tranches: in August 2002 (30%), September 2003 (15%) and December 2004 (55%). TELKOM has provided US$384.4 million in its accounts as the aggregate consideration for this transaction. Of the US$384.4 million, TELKOM made an initial payment of US$9.3 million (Rp.82 billion) in August 2002 and issued promissory notes (series I and II) dated August 2002 for the remaining amount. The agreement grants the selling shareholders a number of protective rights and is conditional upon TELKOM meeting its payment obligations under the promissory notes. The series I promissory notes had a face value of approximately US$372.2 million, while the aggregate amount of the series II promissory notes is estimated to be approximately US$2.9 million. The promissory notes were payable in ten unequal quarterly installments through December 2004 which were funded by monthly amounts transferred by TELKOM to an escrow account. Under the agreement, TELKOM also provided a loan of US$86 million (Rp.765 billion) to Pramindo which was used to repay loans from the IFC, one of the selling shareholders. TELKOM also made an additional payment of Rp.250 billion in respect of a working capital reimbursement to the selling shareholders. TELKOM obtained control of Pramindo as of the closing in August 2002. On January 28, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004 TELKOM used the loan proceeds to repurchase the outstanding promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own. As of the date of this Annual Report, TELKOM owns 100% of Pramindo.

      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”) for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (including interest of US$25.0 million) on behalf of AriaWest and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million. As a result of the acquisition of AriaWest and the settlement of the ICC arbitration in 2002, for the year ended December 31, 2002 TELKOM reversed the provision of Rp.511.9 billion which was previously made with respect to certain receivables from KSO Unit III and accrued the settlement amount of Rp.179.0 billion in its consolidated financial statements for the year ended December 31, 2002.

      The ICC arbitration proceeding, which was settled as of July 31, 2003, involved claims by AriaWest that TELKOM was in material breach of provisions of the KSO Agreement with AriaWest based on, among other things, (i) the alleged loss of certain exclusive rights granted to AriaWest by the Government with respect to the provision of certain telecommunication services in West Java; (ii) the alleged failure of TELKOM to transfer control of the KSO Unit’s finances, employees and management to AriaWest and TELKOM’s alleged interference with AriaWest’s efforts to exercise management control over the KSO Unit; (iii) the alleged failure of TELKOM to pay amounts identified in a forensic audit for AriaWest as being unaccounted for, lost or otherwise unreasonably disbursed by the KSO Unit during the period December 1, 1995 through September 11, 2000; (iv) TELKOM’s acts and omissions which allegedly caused the Government to reduce telecommunications tariffs in 1999 and to impose a zero tariff increase in 2000; (v) the alleged wrongful termination by TELKOM of the KSO Agreement with AriaWest and, subsequent to termination, alleged wrongful imposition of interim management measures; (vi) TELKOM’s alleged failure to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO Agreement requested by AriaWest; and (vii) TELKOM’s alleged failure to cause the KSO Unit to pay AriaWest certain disputed sums as reimbursement for cash outlays by AriaWest or other funds claimed by AriaWest. AriaWest sought at least US$1.3 billion in damages in the arbitration, although it did not specify the amount of damages associated with most of its claims. TELKOM objected to the ICC’s jurisdiction over AriaWest’s claims relating to the alleged loss of AriaWest’s exclusive rights and tariff adjustment and, wholly apart from its jurisdictional objections, TELKOM denied all of AriaWest’s claims. TELKOM also asserted claims against AriaWest for material breaches of the KSO Agreement. Although TELKOM had not completed estimating the amount of its losses, damages and costs, TELKOM was seeking damages in connection with two of its counterclaims of at least Rp.412 billion in Minimum TELKOM Revenue and more than Rp.98 billion in Distributable KSO Revenue due to TELKOM as of July 9, 2001, the date TELKOM terminated the KSO Agreement, exclusive of late payment fees and interest.

      In 2001, TELKOM entered into an agreement with Indosat pursuant to which Indosat agreed, subject to the satisfaction of certain conditions precedent, to acquire TELKOM’s assets in Regional Division IV for US$375 million. This agreement was part of the cross-ownership transaction in 2001. In February of 2002, TELKOM and Indosat announced the cancellation of the acquisition as certain conditions precedent had not been satisfied. As a result of the cancellation of the acquisition, TELKOM paid US$198 million to Indosat.

      On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations.

      On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, PT Bukaka SingTel International (“Bukaka SingTel”), entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 IX in KSO VII region. On January 14, 2003, TELKOM and Bukaka SingTel entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Regional Division VII (the “Co-Operation Agreement”) that implemented the terms of the Memorandum of Understanding. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.2 million and Rp. 28.4 billion for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka SingTel. The new facilities are expected to be completed by 2006, with TELKOM and Bukaka SingTel sharing the revenues generated by these new facilities. See Item 10 “Additional Information — C. Material Contracts.”

      The following table sets forth certain information regarding the KSOs as of December 31, 2003, which has been derived from the KSO Agreements, amendments to the KSO Agreements and other related sources.

	Division I(1)	Division III	Division IV	Division VI	Division VII(3)

KSO Partner	Pramindo Ikat Nusantara	AriaWest International	Mitra Global Telekomunikasi Indonesia	Dayamitra Telekomunikasi	Bukaka SingTel International

Shareholders in the KSO:
Foreign
telecommunications
operator	France Cables et Radio SA (22%)	N/A	Telstra Global Ltd. (20.37%); Nippon Telegraph and Telephone Corporation (15.27%)	TM Communications (H.K.) Ltd. (9.68%)	Singapore Telecom International Pte. Ltd. (40.00%)
Indonesian and Other
Shareholders	PT Telekomunikasi Indonesia, Tbk (45.00%); PT Astratel Nusantara (19.25%); Indosat (7.15%); Marubeni Corporation (4.40%); International Finance Corporation (1.65%); NMP Singapore Pte. Ltd. (0.55%)	PT Telekomunikasi Indonesia, Tbk (100.00%)	PT Widya Duta Informindo (31.31%); Indosat (30.55%); Itochu Corporation (1.25%); Sumitomo Corporation (1.25%)	PT Telekomunikasi Indonesia, Tbk (90.32%)	PT Bukaka Telekomindo International (60.00%)
MTR (in Rp. billions)(2)	518.0	415.5	404.3	143.4	253.2
Revenue Sharing
(TELKOM: KSO
Partners)	30 : 70	95 : 5	30 : 70	30 : 70	35 : 65
End of KSO Period	2010	2010	2010	2010	2010

(1)	Under Indonesian GAAP, TELKOM was required to consolidate Pramindo Ikat Nusantara from August 2002 due to TELKOM’s control of the company, even though TELKOM’s legal ownership in Pramindo was only 45% as of December 31, 2003. On March 15, 2004, TELKOM purchased the remaining 55% of Pramindo that it did not own as of December 31, 2003. Following this transaction, TELKOM owned 100% of Pramindo. Subsequent to December 21, 2003, one share in Pramindo has been transferred to TELKOM’s corporate secretary in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder and TELKOM currently owns 99.99% of Pramindo.
(2)	The numbers included here are gross MTR revenues before elimination for consolidation purposes of MTR revenues from Pramindo (Regional Division I), AriaWest (Regional Division III) and Dayamitra (Regional Division VI).
(3)	On January 27, 2004, Transpac Capital acquired an 8.5% ownership interest in Bukaka SingTel International. As of the date of this Annual Report, the ownership of Bukaka SingTel is as follows: Singapore Telecom International Pte Ltd., 40%; PT Bukaka Telekomindo International, 51.5%; and Transpac Capital, 8.5%.

     The KSO Agreements provide for the relevant KSO partner to manage and operate the Division until the end of the KSO period, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the new telecommunications facilities in the Regional Division to TELKOM for an agreed amount of compensation. The KSO Agreements also provide for TELKOM to receive the following: (a) a one-time initial payment from the KSO partners; (b) guaranteed minimum monthly payments or Minimum TELKOM Revenues (“MTR”); and (c) additional monthly revenue sharing payments or Distributable TELKOM Revenues (“DTR”) from the revenues of the KSO Unit after payment of MTR and certain operating expenses. The KSO partners were granted licenses to enter into KSO arrangements with TELKOM to provide fixed-line services in the respective regions.

Interconnection Services

      TELKOM receives revenues from other telecommunications operators providing fixed-line, cellular, international long-distance and other services that interconnect with TELKOM’s network. In 2003,

revenues from interconnection services contributed Rp.4,162.1 billion (US$493.1 million), or 15.3% of total operating revenues.

      TELKOM enters into interconnection agreements with one- to three-year terms with other telecommunications network operators, including Indosat and Satelindo, Indonesia’s IDD service providers and cellular operators, establishing the fees payable by the respective operators and the procedures for routing calls through the networks of the respective operators. Most of the short term (one-year) interconnection agreements are entered into with telecommunications network operators. Beginning in 2004, following the merger of Indosat, Indosat Multi Media Mobile (“IM3”) and Satelindo in 2003, Indosat assumed the obligations of Satelindo and IM3 under their respective interconnection agreements with TELKOM.

      In 2004, as a result of new regulations regarding DLD and IDD services, and the expected implementation of the cost-based interconnection scheme on January 1, 2005, TELKOM expects to enter into new interconnection agreements with other network operators to adjust, among other provisions, routing procedures, network configuration and interconnection fees.

      TELKOM’s interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year ended December 31,

	1999	2000	2001	2002	2003

	(millions of minutes)
Mobile Cellular Interconnection(1)
Digital
Incoming paid minutes	1,396.8	1,968.6	2,284.9	2,757.9	3,357.7
Outgoing paid minutes	873.2	1,687.1	2,645.8	3,807.5	4,848.7
Analog
Incoming paid minutes	62.9	71.8	70.5	73.0	106.0
Outgoing paid minutes	24.7	34.0	43.5	47.0	23.4

Subtotal	2,357.6	3,761.5	5,044.7	6,685.4	8,335.8
Fixed Wireless Interconnection(2)
Incoming paid minutes	41.9	72.5	83.7	100.2	107.3
Outgoing paid minutes	33.1	39.3	30.5	36.3	29.6

Subtotal	75.0	111.8	114.2	136.5	136.9
Fixed Wireline Interconnection
Incoming paid minutes	26.1	30.1	31.9	28.2	22.8
Outgoing paid minutes	2.9	3.3	4.2	3.3	1.3

Total paid minutes	29.0	33.4	36.1	31.5	24.1
Satellite Phone Interconnection
Incoming paid minutes	—	—	2.4	12.6	16.1
Outgoing paid minutes	—	—	0.5	5.6	7.5

Total paid minutes	—	—	2.9	18.2	23.6
International Interconnection(3)
Incoming paid minutes	403.2	345.8	286.8	303.3	444.1
Outgoing paid minutes	251.1	250.6	241.9	200.3	149.7

Total paid minutes	654.3	596.4	528.7	503.6	593.8
Total
Incoming paid minutes	1,930.9	2,488.8	2,760.2	3,275.2	4,054.0
Outgoing paid minutes	1,185.0	2,014.3	2,966.4	4,100.0	5,060.2

Total paid minutes	3,115.9	4,503.1	5,726.6	7,375.2	9,114.2

(1)	Includes interconnection with Telkomsel. TELKOM’s paid minutes from Telkomsel for 1999-2003 are set forth in the following table.

	Year ended December 31,

	1999	2000	2001	2002	2003

	(millions of minutes)
Incoming paid minutes	706.0	1,025.0	1,289.9	1,672.6	2,011.8
Outgoing paid minutes	430.0	771.0	1,266.0	2,001.6	2,610.3

(2)	Fixed wireless interconnection minutes are derived from interconnection with the network of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo).
(3)	International interconnection minutes are derived from interconnection with Indosat’s and Satelindo’s international networks, which does not include minutes from mobile cellular and fixed wireless operators that interconnect directly with international gateways.

     On June 7, 2004, TELKOM began offering IDD fixed-line services under the brand name “TIC 007.” Revenues from IDD services will be reported as international interconnection revenues.

Network Services

      TELKOM provides satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines, terrestrial-based leased lines, VPN Frame Relay Networks and VPN IPs as network services. In 2003, revenues from network services contributed Rp.517.9 billion (US$61.4 million), or 2.0% of total operating revenues. TELKOM’s customers for network services include businesses and other telecommunications operators. Customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.

Data and Internet Services

      TELKOM provides SMS for fixed line, fixed wireless and cellular phones, multimedia dial-up Internet access and other multimedia services, VoIP services for international calls and ISDN lines. In 2003, revenues from data and Internet services contributed Rp.3,108.6 billion (US$368.3 million), or 11.5% of total operating revenues. TELKOM is also developing a broadband access network utilizing ADSL, hybrid fiber coaxial cables and satellites.

      In 2003, an average of 366,130 telephone subscribers accessed our TELKOMNet Instant dial-up Internet service per month, representing an increase of 23% over the prior year, with the number of subscribers accessing this service reaching 408,026 during December 2003. Subscribers utilized a total of 1.95 billion minutes of dial-up service in 2003.

      In September 2002, TELKOM began offering a premium VoIP international calling service under the name “TELKOMGlobal-017” and a standard VoIP international calling service under the name “TELKOMSave” and TELKOM is currently providing both services in several cities in Indonesia. Its VoIP services currently allow subscribers access to 633 destination points in 235 countries through agreements which TELKOM has entered into with six global carriers and wholesalers that allow TELKOM to access their international networks. VoIP is a low-cost phone service that is accessed by dialing a special international long-distance prefix. Currently, the access code for TELKOM’s VoIP service is “017.” On March 11, 2004, the MoC issued Decree No. 28/2004 and Decree No. 31/2004, which stated that VoIP access codes must be changed from three digits to five digits (“010XY”), although the MoC has given operators, such as TELKOM, up to 2005 to comply with this requirement.

      The Company plans to increase the number of access points in Indonesia and abroad from which its customers are able to access its VoIP services. In 2003, an average of 214,600 telephone subscribers used either TELKOMSave or TELKOMGlobal each month, representing an increase of 225% over the prior year.

      Certain information about TELKOM VoIP services is set forth in the following table:

Item	TELKOMGlobal 017	TELKOMSave

Tariff	40% of normal IDD rate	Up to 60% of normal IDD rate
Dial	One stage	Two stage
Quality/ Technology	Premium VoIP	Standard VoIP

Revenue Sharing Arrangements (PBHs)

      In 2003, revenues from revenue sharing arrangements amounted to Rp.258.5 billion (US$30.6 million), or 1% of TELKOM’s total operating revenues. As of December 31, 2003, TELKOM had 27 revenue sharing arrangements. Under such arrangements, investors finance the costs of developing and constructing telecommunications facilities and TELKOM and the investors share the revenues from such facilities for a fixed period of time. Generally, during the revenue sharing period

TELKOM manages and operates the facilities and bears the cost of repairs and maintenance, though the investors retain legal ownership to the property, plant and equipment constructed during this period. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to TELKOM. The revenue-sharing arrangements generally provide for investors to receive all revenues from installation charges and for the investors and TELKOM to share revenues from usage and subscription charges, with TELKOM guaranteeing a specific internal rate of return (“IRR”) for the investors. However, TELKOM has decided not to enter into additional revenue sharing arrangements on the terms outlined above because of their high cost. In October 2002, TELKOM began entering into new Build, Operate and Transfer (“BOT”) schemes whereby TELKOM no longer guarantees an IRR for the investors but sets forth the revenue percentage to which they are entitled and the period during which such investors are entitled to receive such percentage. TELKOM has also started implementing its Penyediaan Pengembangan Layanan Telekomunikasi (“PPLT”) program in Divisions II, III and V. Pursuant to the PPLT program, division heads are allowed to enter into agreements for the development of telecommunications facilities with partners within each division on terms that are more favorable to TELKOM, with priority being given to the development of CDMA facilities.

Other Telecommunications-related Services

      TELKOM also provides a variety of other services, such as:

•	telephone directory, which TELKOM provides through its majority-owned subsidiary, Infomedia;

•	cable and pay television and related services, which it provides through its majority-owned subsidiary, Indonusa; and

•	telex and telegram services.

      In 2003, revenues from other telecommunications-related services amounted to Rp.226.9 billion (US$26.9 million), or 0.8% of TELKOM’s total operating revenues.

Network Infrastructure

Fixed-line Network and Backbone

      Fixed-Line Network. TELKOM’s fixed-line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. All of TELKOM’s switching facilities at the local and trunk exchanges are now digital. TELKOM believes that this substantially increases network efficiency, performance and call routing flexibility.

      TELKOM’s total number of fixed-lines in service in all divisions, including for fixed wireless access, and those lines in KSO divisions which are owned by the KSO partners and will be transferred to TELKOM at the end of the KSO period, has increased from approximately 7.75 million as of December 31, 2002 to approximately 8.48 million as of December 31, 2003, of which approximately 6.31 million were for residential customers, approximately 1.74 million were for business customers, approximately 14,559 were for social customers (which include churches, hospitals, schools and government offices), approximately 407,790 were for public telephones, including kiosk phones, or public phones.

      The following table sets forth statistics relating to TELKOM’s fixed-line network since 1999:

	As of or for the Year Ended December 31,

	1999(1)	2000(1)	2001(2)	2002(3)	2003(4)

Operating Statistics
Exchange capacity
Non-KSO Divisions	4,449,552	4,515,615	5,135,108	6,643,688	8,476,816
KSO Divisions(9)	3,909,179	3,946,407	3,669,336	2,459,950	1,670,005

Total	8,358,731	8,462,022	8,804,444	9,103,638	10,146,821
Installed lines
Non-KSO Divisions	3,957,815	4,086,298	4,725,268	6,165,770	7,894,532
KSO Divisions(9)	3,471,447	3,581,779	3,316,406	2,234,892	1,664,220

Total	7,429,262	7,668,077	8,041,674	8,400,662	9,558,752
Lines in service(5)
Non-KSO Divisions	3,256,992	3,610,363	4,270,243	5,710,427	7,030,049
KSO Divisions	2,823,201	3,052,242	2,948,695	2,039,608	1,449,066

Total	6,080,193	6,662,605	7,218,938	7,750,035	8,479,115
Lines in service per 100 inhabitants
Non-KSO Divisions	5.3	5.7	5.6	4.64	4.36
KSO Divisions(9)	1.9	2.0	2.0	2.00	1.85

Combined	2.9	3.1	3.25	3.45	3.54
Subscriber lines
Non-KSO Divisions	3,101,885	3,394,075	4,005,106	5,394,940	6,679,173
KSO Divisions(9)	2,709,066	2,923,223	2,831,168	1,952,226	1,392,152

Total	5,810,951	6,317,298	6,836,274	7,347,166	8,071,325
Public telephones
Non-KSO Divisions	155,107	216,288	265,137	315,487	350,876
KSO Divisions(9)	114,135	129,019	117,527	87,382	56,914

Total	269,242	345,307	382,664	402,869	407,790
Leased lines in service
Non-KSO Divisions(6)	2,446	3,300	4,973	8,193	8,213
KSO Divisions(9)	2,143	2,702	2,631	1,879	1,162

Total	4,589	6,002	7,604	10,072	9,375
Subscriber Pulse
Production(7)(8)(millions)
Non-KSO Divisions	25,077	28,231	34,342	44,340	51,062
KSO Divisions(9)	22,182	24,628	24,047	16,788	11,417

Total	47,259	52,859	58,389	61,128	62,479
Call completion rate (%)
Local
Non-KSO Divisions	72.0	77.0	75.8	75.8	76.8
KSO Divisions	70.1	71.4	72.5	75.5	78.4

Combined	70.6	73.0	73.9	75.6	77.3

	As of or for the Year Ended December 31,

	1999(1)	2000(1)	2001(2)	2002(3)	2003(4)

Domestic long-distance
Non-KSO Divisions	64.0	69.3	65.4	65.5	67.5
KSO Divisions	62.4	64.5	85.6	68.1	74.7

Combined	63.0	65.8	65.7	66.6	69.5
Fault rate(8)
Non-KSO Divisions	0.39	0.42	0.8	4.6	4.4
KSO Divisions	2.02	1.69	3.1	8.9	3.5

Combined	4.25	4.08	3.94	5.19	4.11
Lines in service per employee
Non-KSO Divisions	171	191	209	233	290
KSO Divisions(9)	149	163	174	201	220

Combined	160	177	193	223	275

(1)	For 1999 and 2000, Non-KSO Divisions refer to Divisions II and V, while KSO Divisions refer to Divisions I, III, IV, VI and VII.
(2)	For 2001, Non-KSO Divisions refer to Divisions II, V and VI, while KSO Divisions refer to Divisions I, III, IV and VII.
(3)	For 2002, Non-KSO Divisions refer to Divisions I, II, V and VI, while KSO Divisions refer to Divisions III, IV and VII.
(4)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to IV and VII.
(5)	Lines in service comprise subscriber lines (including fixed wireless) and public telephone lines and include the following number of lines in service operated by TELKOM pursuant to revenue sharing arrangements as of December 31, 1999: 405,643, 2000: 409,818, 2001: 430,477, 2002: 443,316 and 2003: 519,316.
(6)	Excludes leased lines for TELKOM’s network and multimedia businesses.
(7)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and cellular phones.
(8)	Faults per 100 connected lines per month. The calculation formula was changed in January 2002 to include indoor installation and mass fault. The previous measure of fault consisted of exchange and outdoor cable fault.
(9)	Includes lines in KSO Divisions I, III, IV, VI and VII which are owned by the KSO partners and will be transferred to TELKOM at the end of the KSO period. Total for 2003 excludes 40,000 CDMA fixed wireless line units established under BOT scheme.

     The following table sets forth certain information relating to the Company’s (including KSOs) fixed-line network in each of its operating divisions as of December 31, 2003:

	Division I	Division II	Division III	Division IV	Division V	Division VI	Division VII

			(West Java
			and	(Central	(East		(East
	(Sumatera)	(Jakarta)	Banten)	Java)	Java)	(Kalimantan)	Indonesia)	Total

Local Exchange Capacity	1,467,674	3,697,273	976,854	770,289	1,875,112	459,903	899,716	10,146,821
Total Lines in Service	1,239,409	3,036,372	733,462	668,261	1,594,827	425,979	780,805	8,479,115
Capacity Utilization (%)	84.45	82.12	75.08	86.75	85.05	92.62	86.78	83.56
Installed Lines(1)	1,428,831	3,429,529	867,912	792,527 (5)	1,714,351	453,909	871,693	9,558,752
Utilization Rate	86.74	88.54	84.51	84.32	93.16	97.50	89.70	88.90
Employees(2)	4,689	7,527	2,308	2,802	3,470	1,218	3,812	25,826
Population (millions)(3)	53.53	29.83	26.15	45.53	37.75	14.11	32.74	239.66
Line Penetration(%)(4)	2.32	10.18	2.80	1.47	4.22	3.02	2.38	3.54

(1)	Total for 2003 excludes 40,000 CDMA fixed wireless line units established under BOT scheme.
(2)	Includes employees seconded to KSOs in Divisions IV and VII. Does not include employees for support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.
(3)	Source: Indonesian Central Bureau of Statistics (estimated figures).
(4)	Based on the estimated population figures.
(5)	Includes installed lines that utilize exchange capacity from Division V.

     Backbone. TELKOM’s telecommunications network consists of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology. The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2003.

	Capacity	Percentage
	(number of	of total
Transmission medium	circuits)	capacity

Optical fiber cable	253,050	50.5
Microwave	194,100	38.8
Submarine cable	24,180	4.8
Satellite	29,590	5.9

Total	500,920	100.0

      For more information on TELKOM’s satellites, see “Other Network Infrastructure” below.

Wireless Network

      Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to more than 85% of Indonesia’s population and more than 600 cities. Telkomsel currently operates a nationwide GSM/DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band, including the additional 15 MHz that was transferred from TELKOM to Telkomsel. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services in several major cities in Sumatera, Java, Bali, Kalimantan and Sulawesi since October 2002. In February 2004, Telkomsel commenced technical testing in Jakarta of its enhanced data transmission service called “EDGE,” for Enhanced Data rates for GSM Evolution, and Telkomsel expects to commercially launch EDGE in a limited number of cities sometime during the second half of 2004.

      The Telkomsel network is an integrated network of (i) base transceiver stations containing transmitters, receivers and other equipment that communicate by radio signals with cellular telephone handsets within the range of the base transceiver station, (ii) digital switch centers that route calls to the proper destinations and (iii) transmission facilities that link the digital switch centers to other cell sites. The various components of the network are connected primarily by microwave transmission, trunk lines owned by Telkomsel and other fixed lines. In addition, through agreements with TELKOM, Telkomsel leases certain of TELKOM’s facilities, including leased lines, integrated management system and information system facilities, land, sites and towers.

      In 2003, Telkomsel expanded its network capacity by adding, among other equipment, 1,337 BTSs and 10,563 transmitting and receiving exchanges. As of December 31, 2003, Telkomsel’s digital network had 4,820 BTSs, 51 cellular switching centers (with the capacity to handle 14.5 million subscribers), 166 base station controllers and 38,624 transmitting and receiving exchanges.

      For each of the years ended December 31, 2001, 2002 and 2003 Telkomsel made capital expenditures for the development and expansion of its cellular network of approximately US$351.2 million, US$536.8 million and US$633.7 million, respectively, based on the middle market spot rate for the Rupiah against the U.S. Dollar on December 31, 2003 of Rp.8,440= US$1.00. During 2003, Telkomsel budgeted capital expenditures for the development and expansion of its cellular network totaling approximately Rp.6,338.0 billion (US$704.2 million), against actual capital expenditures of approximately US$633.7 million.

      Prior to 2002, TELKOM (through its business division, TELKOM Mobile) and Telkomsel, had been independently working on the construction of separate DCS 1800 networks. TELKOM had been granted 15 MHz of radio frequency bandwidth in the 1800 MHz band. In January 2002, Telkomsel entered into a co-operation agreement with TELKOM (the “Telkomsel Co-operation Agreement”), the purpose of which was to set the framework for the transfer of TELKOM’s mobile telecommunications business and its DCS 1800 license to Telkomsel and for Telkomsel to assume certain obligations and assets of TELKOM connected with the DCS 1800 network, including the assumption of TELKOM’s rights and obligations under a supply contract with Siemens. On April 3, 2002, pursuant to the Telkomsel Co-operation Agreement, Telkomsel purchased TELKOM’s assets relating to TELKOM Mobile and TELKOM transferred its TELKOM Mobile employees to Telkomsel. Telkomsel also assumed all of TELKOM’s rights and obligations under various contracts connected with its TELKOM Mobile business.

      Under the terms of the Telkomsel Co-operation Agreement, TELKOM procured to have its DCS 1800 license cancelled and re-issued to Telkomsel so that Telkomsel would have 15 MHz of radio frequency in addition to its own 7.5 MHz of radio frequency in the 1800 MHz band. The MoC re-issued the license to Telkomsel on July 12, 2002.

      CDMA Fixed Wireless. TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. As of December 31, 2003, TELKOMFlexi service was available in 38 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrent with its use of CDMA fixed wireless technology for the development of its fixed-line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network.

      As of December 31, 2003, TELKOM had 396 BTSs and 815,647 line units deployed, of which 380 BTSs and 775,647 line units were financed by TELKOM and 16 BTSs and 40,000 line units were established under the BOT scheme (instead of the 53,900 that were originally planned). As of December 31, 2003, TELKOM had achieved sales of 467,933 TELKOMFlexi Line Units (consisting of 459,725 Line Units in non-BOT areas and 8,208 Line Units in BOT areas).

     Data Networks

      TELKOM began operating data network services in 1997 and has since continued to develop and expand its network progressively. As of December 31, 2003, TELKOM’s IP-based network covered most of the metropolitan areas of Indonesia, with points of presence (POP) in 132 locations. The IP-based network serves as the backbone network for high quality VPNs and for Internet service providers. TELKOM has installed remote access servers in 88 locations in Indonesia and offers dial-up Internet services under the name of “TELKOMNet Instant”. For corporate customers requiring high performance and secured virtual private network, TELKOM provides a premium service known as VPN Gold.

     Other Network Infrastructure

      The Company also operates the TELKOM-1 and the Palapa B-4 satellites and 173 earth stations, including one satellite control system. TELKOM-1 has 36 transponders including 12 extended C-band transponders and 24 standard C-band transponders, while Palapa B-4 has 24 standard C-band transponders. TELKOM uses its satellites for the following purposes:

•	Network backbone transmission;

•	Rural telecommunications services;

•	Back-up transmission capacity for the national telecommunications network;

•	Satellite broadcasting, VSAT and multimedia services;

•	Satellite transponder capacity leasing;

•	Satellite-based lease line; and

•	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).

Network Development.

     Fixed-line Network Development

      TELKOM continues to develop and expand its network infrastructure. In December 2002, TELKOM signed agreements with a consortium led by Samsung Electronics and a consortium led by Ericsson and in March 2003, TELKOM signed an agreement with Motorola, Inc. for the development of a total of 1.6 million lines based on CDMA fixed wireless technology. These projects are expected to be completed by the middle of 2006. See Item 10. “Additional Information — C. Material Contracts.”

      TELKOM also has several network developments projects, which include the development of:

•	fiber optic backbone infrastructure in Sumatera to provide additional backbone capacity and to extend the backbone to the island of Batam, which will facilitate connections in the future from Batam to nearby Singapore;

•	fiber optic backbone infrastructure in Kalimantan (Borneo) and Sulawesi; and

•	fiber optic regional junction in greater Jakarta, Surabaya (East Java) and Bandung — Cirebon (West Java).

      To further develop its communications services, TELKOM also plans to:

•	Implement soft switch technologies to move towards a next generation network;

•	Expand its broadband access network utilizing ADSL, which currently covers Division II (Jakarta) and Division V (East Java);

•	Enhance its network through the progressive replacement of its old copper access network with optical access network;

•	Develop and promote additional advanced telephony services and features; and

•	Continue network integration and quality improvement.

     Data Network Development

      In 2003, TELKOM continued to improve the quality of its data network by adding capacity and coverage, increasing the capacity and coverage area of its Network Management System, as well as improving its billing system and access to its data network. TELKOM also expanded the coverage of its high performance IP backbone and Remote Access Server with a view to expanding the coverage of its IP VPN dial-up services. On August 20, 2003 TELKOM introduced wireless hotspot technology in business districts in Jakarta and Batam, giving customers a high-speed Internet access option in addition to TELKOM’s ADSL and Optical Fiber Access Network.

     IDD Network Development

      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004. TELKOM began offering IDD fixed-line services under the brand name “TIC 007” on June 7, 2004. TELKOM has also upgraded switches in Batam, Jakarta and Surabaya to have international gateway capabilities. Since 2002, TELKOM has operated microwave links to connect Batam Island (Indonesia), Sentosa Island (Singapore) and Johor (Malaysia). Due to the high demand for international bandwidth in the ASEAN region, TELKOM, Singapore Telecom (“SingTel”) and CAT Telecom agreed to build a submarine fiber optic cable to connect Indonesia (Batam), Singapore (Changi) and Thailand (Songkhla), which is known as TIS Cable System and the cable was ready for service in November 2003. TELKOM has also signed an agreement with Telekom Malaysia Berhad (“Telekom Malaysia”) for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which is expected to be completed by the end of 2004. TELKOM also extended its international cable by purchasing bandwidth capacity to connect with Hong Kong and utilizes this capacity to connect to other countries from Hong Kong, such as the United States. TELKOM is developing the ground segment to connect the Intelsat Satellite. These steps will provide more flexibility for TELKOM to interconnect with foreign operators. In order to allow interconnection with foreign operators, TELKOM has entered into international telecommunications service agreements with dominant operators in several countries, such as SingTel, Telekom Malaysia, MCI and SK Telink.

     TELKOM-2 Satellite

      TELKOM has signed a US$73.14 million contract with Orbital Sciences Corporation to build the TELKOM-2 satellite based on Orbital’s STAR-2 platform, to replace TELKOM’s existing Palapa B-4 satellite, whose operational lifespan expires in late 2004. The TELKOM-2 satellite is to have a capacity of 24 standard C-band transponders, with transponder specifications similar to those of the TELKOM-1 satellite. TELKOM-2 is to be designed for a 15 years in-orbit life and is expected to provide increased coverage of the Asian region and the Indian subcontinent compared to Palapa B-4. TELKOM believes that the satellite will support TELKOM’s network for voice, video and data communications.

      The Company plans to launch TELKOM-2 between November 30, 2004 and December 30, 2004. On November 8, 2002, TELKOM signed a US$62.9 million agreement with Arianespace S.A., which covers the cost of launching TELKOM-2.

Capital Expenditures

      For more information on TELKOM’s principal capital expenditures, see Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures”.

Business Strategy

      The Company’s vision is to become a leading InfoCom player in the region, with a mission to provide one-stop services with excellent quality and competitive price to customers and to manage its business using best practices, utilizing competitive advantages and maximizing synergies.

      TELKOM believes that Indonesia’s telecommunications market remains underdeveloped with a penetration rate of approximately 3.54 lines per 100 inhabitants for fixed-lines and approximately 9 lines per 100 inhabitants for cellular as of December 31, 2003 based on projected population figures from the Central Bureau of Statistics. TELKOM believes that the strong demand for telecommunications services has largely been responsible for the growth of its fixed-line and wireless business in recent years and will continue to offer favorable growth opportunities in the future. TELKOM expects that fixed-line and wireless services will continue to provide the substantial majority of its operating revenues in the near term, although it plans to increase the proportion of its revenues derived from its other communications services. It has developed broad strategies to retain its existing customers, to acquire new and lost customers and to further penetrate the market, through customer relationship management, product leadership and diversification, pricing and one-gate distribution channels.

      The key elements of TELKOM’s strategy are:

Strengthening the Fixed-line Business

      Indonesia has one of the lowest fixed-line penetrations in Southeast Asia. The following table sets forth the penetration rate for each Division as of December 31, 2003:

	Division I	Division II	Division III	Division IV	Division V	Division VI	Division VII	Total

LIS	1,239,409	3,036,372	733,462	668,261	1,594,827	425,979	780,805	8,479,115
Population (millions)	53.53	29.83	26.15	45.53	37.75	14.11	32.74	239.66
Penetration (per 100)	2.32	10.18	2.80	1.47	4.22	3.02	2.38	3.54

      As of December 31, 2003, approximately 51% of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar.

      TELKOM aims to strengthen its fixed-line business by:

•	increasing its fixed-line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, revenue sharing arrangements, new partnership agreements and pay as you grow schemes;

•	increasing ARPU through the use of TELKOMFlexi and value added services;

•	concentrating on its top 20 products in the top 40 cities and targeting the top 20% of its customers with ARPUs of more than Rp.150,000 by providing multiservice bundling, broadband access, a customer care service center for business customers, price packaging and other benefits;

•	strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening PlasaTELKOM as a point of sale for TELKOM’s services; and

•	developing and expanding its IDD fixed-line business, which TELKOM began offering to customers on June 7, 2004.

Strengthening its Backbone Network

      In order to provide a better quality of service to its customers, TELKOM intends to continue to increase the capacity, reach and quality of its network by, among other things, using an optical network for high speed backbone transmission infrastructure such as HPBT Sumatera (2002-2003), Trans Borneo and Trans Sulawesi (2004-2005) and by launching the new TELKOM-2 satellite to replace the existing Palapa B-4 satellite (which ends its operational life around the end of 2004). In addition, TELKOM aims to manage synergies among utility providers in order to enhance backbone capacity and access network penetration, expanding its optical network, upgrading to a next generation network with the installation of advanced switching systems, constructing international microwave and submarine links and upgrading its systems to provide integrated billing for new services.

Maintaining Telkomsel’s Dominant Position in the Industry

      The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services primarily through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2003 of approximately 51%, maintaining its position as the largest nationwide licensed GSM mobile cellular operator in Indonesia despite a slight decline from its estimated market share of 52.8% as of December 31, 2002. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of and one-stop shopping for, TELKOM’s and

Telkomsel’s products and services and approving Telkomsel’s capital expenditure program which will provide for expansion of network capacity and enable Telkomsel to meet the needs of its growing customer base through 2005. In order to focus on Telkomsel and GSM technology, TELKOM has sold its interests in cellular operators Telesera, Metrosel and Komselindo which utilize analog and other first generation non-GSM technologies. In February 2004, Telkomsel began technical testing in Jakarta of a new enhanced data transmission service called “EDGE,” for Enhanced Data rates for GSM Evolution. Telkomsel expects to commercially launch EDGE sometime during the second half of 2004.

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

      The key elements of Telkomsel’s strategy for its business include:

•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	ensuring that Telkomsel has the necessary network capacity at predefined quality levels to handle subscriber growth;

•	maintaining or improving market share, ARPU and churn rates by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its EDGE and GPRS services), expanding network capacity and improving service quality;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.

Developing its Fixed Wireless Business

      TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2003, was available in 38 cities throughout Indonesia, including Jakarta, Malang, Batam, Makasar, Banjarmasin, Medan and Palangkaraya. TELKOM plans to continue to expand its CDMA-based fixed wireless networks in all of its regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. TELKOM believes the deployment of a CDMA-based fixed wireless network and its TELKOMFlexi business will provide TELKOM with a competitive advantage in the face of liberalization and increased competition in the fixed-line market.

Developing its Data and Internet Business

      TELKOM intends to grow its data and Internet business by, among other things:

•	increased investment in TELKOM’s broadband infrastructure (such as ADSL, Hybrid Fiber/ Coax and satellite);

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and Internet services (including value-added services) and full VPN IPs, and by expanding TELKOM’s backbone and network access technology;

•	giving customers greater Internet access options, such as through wireless hotspot technology and the bundling of Internet access services with TELKOMFlexi and Telkomsel products;

•	developing and offering new value-added services and products, such as e-payment services for banks and other financial institutions and wireless data content for GPRS and MMS users; and

•	expanding the international coverage of TELKOM’s data and Internet services by entering into agreements with additional global carriers and wholesalers.

Reducing Cost of Capital

      TELKOM recognizes that the increasingly competitive Indonesian telecommunications market requires TELKOM to develop additional network capacity, improve operational efficiency and diversify its sources of financing. TELKOM’s internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund aggressive plans to grow its business. As a result, TELKOM has sought to implement innovative financing techniques for its additional network capacity in order to:

•	reduce capital expenditures per subscriber, its cost of capital and the demands placed on its cash flows;

•	share investment risks with its suppliers;

•	reduce its asset base and outsource non-core businesses; and

•	mitigate financing, commercial, operational, technical and capacity risks.

      TELKOM calls such financing techniques “pay as you grow.” As currently formulated, “pay as you grow” involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. TELKOM expects that only a relatively small number of equipment vendors will be invited to participate in “pay as you grow” programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

Customer Service

TELKOM

      TELKOM provides the following means of accessing customer services:

•	Walk-in customer services points. Customer service points provide convenient and comprehensive access to TELKOM’s customer services and handle product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. TELKOM has more than 100 customer service points in total, including eight large centers in Jakarta, two in Surabaya and customer service points operated by its KSO Units.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, including in the KSO regions. Customers are provided a toll free number to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Billing information may also be obtained through the Internet for customers in Jakarta. Customers are also provided access to directory services for which a charge is levied. TELKOM intends to promote the use of call centers and the Internet over walk-in customer service points for its retail customers.

•	Enterprise center and account management teams. TELKOM regards the top 20% of its corporate customers, particularly corporations with national operations, as its most important customers.

To focus on these customers, TELKOM has set up an enterprise center in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs. To cater to such customers, the enterprise center works on integrating various product and service offerings to provide total communications solutions, including Internet access and customized data communications-related products and services. TELKOM has also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. TELKOM currently has over 74 national-level account management teams and over 101 regional-level account management teams that cover Divisions II and V. It plans to further increase the number of such teams.

•	TELKOM has had a service level guarantee program for its fixed-line customers in Divisions II and V since May 2001 and has been implementing a service level guarantee program on a national basis since June 2002. The service level guarantee program provides guarantees of certain minimum levels of service relating to new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.

Telkomsel

      Telkomsel provides the following means of accessing customer services:

•	GraPARI Customer Services Centers: Telkomsel’s GraPARI customer service centers (“GraPARI centers”) provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Caroline: “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita: “Anita”, or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s KartuHALO subscribers. Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.

Sales, Marketing and Distribution

TELKOM

      TELKOM distributes and sells its principal products and services, including fixed wireless services but excluding mobile cellular services, through six primary distribution channels:

•	Walk-in customer service points. Customers have access to certain products and services in these walk-in customer service points. See “— Customer Service” above.

•	Account management teams. Account management teams promote TELKOM’s products and services in an integrated manner to TELKOM’s larger business customers. See “— Customer Service” above.

•	Public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks throughout Indonesia. Customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, telex and telegrams, access the Internet and purchase phone-cards. TELKOM generally provides discounts to such kiosks ranging from 20% to 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may provide products and services of other operators.

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFLexi subscriptions. Independent dealers and retail outlets pay a discount to face value for all products they receive, operate on a non-exclusive basis and may also sell products and services of other operators.

•	Website. Through its website, customers can obtain information on TELKOM’s major products and services and gain access to certain of its multimedia products.

•	Public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.

      TELKOM’s marketing communications program includes the use of print and television advertising, customer service and distribution personnel, infrastructure and special promotional campaigns to strengthen its brand name, increase its profile and educate the general public about itself and its products and services. TELKOM is developing its marketing communications program to promote all of its core businesses as it seeks to evolve into a full service telecommunications provider.

Telkomsel

      Telkomsel sells its cellular services through three primary distribution channels: (i) its 61 GraPARI centers, (ii) a network of authorized dealers (operating over 6,000 retail outlets throughout Indonesia) selling primarily SimPATI SIM cards and pre-paid vouchers and (iii) other outlets such as banks and photo shops. Independent dealers and other outlets pay a discount to face value for all products they receive, such as starter packs and pre-paid vouchers. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.

      Telkomsel markets its KartuHALO product and services to specific target groups, focusing on corporate end-users, HALOkeluarga, and professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and to manage on-going client relationships. Its SimPATI products and services are targeted at a much broader customer base.

      Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programs, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.

Billing, Payment and Collection

      TELKOM’s customers are billed on a monthly basis. Customers are billed according to the regional division in which they are located, although they may request bills from several regions to be combined. The billing process is computerized within each region. Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents and in certain areas by direct deposit via telephone transfer or by automatic debit through banks and Internet banking. However, for overdue payments, customers are required to make such payments only at TELKOM’s customer service points. TELKOM issues bills on the fifth day of each month and payment of the bill is due by the 20th day of that same month. If payment is not received by the due date of the bill, customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after three months from the due date, although TELKOM does not cut off service to its Government subscribers. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including payment of late fees, and by completing a new application.

      The following is a summary of TELKOM’s overdue payment policy:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables, subject to the minimum charge of Rp.5,000	Not isolated
II	11-40 days	10% of overdue bill subject to minimum charge of Rp.10,000	Out-going isolation (i.e., restricted to receiving incoming calls only)
III	41-70 days	15% of overdue bill subject to minimum charge of Rp.15,000	Out-going isolation (i.e., restricted to receiving incoming calls only)
IV	More than 70 days	Customer must fulfill overdue payment, 100% of installation fee	Terminated

      TELKOM currently provides billing services for Indosat in connection with their IDD services, for which it charges a flat fee for each bill, although it may start billing directly after Indosat enters the domestic market and when TELKOM enters the IDD market.

Management of Customer Receivables

      TELKOM does not screen its customers for creditworthiness and does not collect deposits from subscribers, although its call barring procedures for non-payment of bills have contributed towards the reduction of bad debt.

      In the case of private retail customers, TELKOM generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of Government and military customers, TELKOM generally provides for 25% of the outstanding debt where the amount has been outstanding between 7 and 12 months, 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months.

Telkomsel

      Telkomsel bills its KartuHALO post-paid subscribers on a monthly basis, in arrears based on (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Beginning March 2004, postpaid subscribers can choose among three options: (a) free national roaming; (b) 150 free SMS per month; or (c) waiver of the monthly subscription charge.

      Telkomsel offers its KartuHALO post-paid subscribers a variety of payment options, including payment by cash, cheque, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centers, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).

      Telkomsel issues bills on the fifth day of each month and payment of the bill is due by the 20th day of that same month. If payment is not received by the due date of the bill, subscribers are provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.

Insurance

      As of December 31, 2003, TELKOM’s property, plant and equipment, including optical fibers but excluding multi-pair cables, were insured against the risk of fire, theft and other specified risks for an aggregate coverage value of Rp.19.6 trillion (US$2.3 billion). Additional insurance coverage of US$2.3 million and US$57.2 million exists, respectively, for the Palapa B-4 and TELKOM-1 satellites. TELKOM also maintains general insurance coverage for motor vehicles of Rp.121 billion (US$14.3 million). TELKOM does not maintain business interruption insurance.

      TELKOM’s subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves.

Telkomsel

      Telkomsel has an electronic equipment and industrial all-risk insurance policy underwritten by PT Asuransi Ramayana Tbk. The policy provides cover for Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel also has general insurance for motor vehicle liabilities and comprehensive general liabilities. Telkomsel does not maintain business interruption insurance.

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

      Fixed-line and cellular penetration are low in Indonesia by international standards. As of December 31, 2003, Indonesia had an estimated fixed-line penetration of 3.54% and an estimated cellular penetration of 9%, based on estimated population figures for 2003.

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

      Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (the “MTPT”) was responsible for the regulation of telecommunications in Indonesia, but, with reorganization of the Government following the 1999 General Elections, the MoC was given the regulatory responsibilities. Through the DGPT, a directorate under the MoC, the Government regulates the radio frequency spectrum allocation for all operators, including TELKOM, which are required to obtain a license from the MoC for each of their services utilizing radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of its collected operating revenues.

      The overall program of telecommunications sector deregulation is closely linked to the national economic recovery program supported by the IMF. The national plan is documented in the Memorandum of Economic and Financial Policies (the “MEFP”), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP is to stabilize the economy and regain trust through a comprehensive plan based on:

•	Deregulation;

•	Promoting competition;

•	Liberalization;

•	Restructuring;

•	Improving market access; and

•	Introducing market-oriented regulations.

      The Government’s telecommunications reform policy is formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications”, as contained in the MoC’s Decree

No. KM 72 of 1999 dated July 20, 1999 (the “Blueprint”). The policies stated in the Blueprint are intended to:

•	Increase the sector’s performance in the era of globalization;

•	Liberalize the sector with a competitive structure by removing monopolistic controls;

•	Increase transparency and predictability of the regulatory framework;

•	Create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and

•	Create business opportunities for small and medium enterprises; and

•	Facilitate new job opportunities.

      The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in Telecommunications Law No. 36 of 1999, which came into effect on September 8, 2000 (the “Telecommunications Law”).

      On September 15, 2003 the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15 dated September 15, 2003. The Government intends to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas. Further, on March 30, 2004, the MoC issued Announcement No.PM.2 2004 regarding the Implementation of the Telecommunication Sector Restructuring, which stated, among other matters, that the Government will require operators to install a minimum of 1.4 million lines in 2004 and 10.7 million lines by 2008.

Telecommunications Law

      The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. Under the Indonesian regulatory framework, the Telecommunication Law only outlines the substantive principles of the subject matter. Detailed provisions implementing the Telecommunications Law will be provided in the implementation regulations consisting of Government regulations, ministerial decrees and decrees of the Director General of Post and Telecommunication.

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

      The role of the Government is to become that of an impartial policy maker and supervisor of the telecommunications sector. As stipulated in the Telecommunications Law and in order to ensure transparency in the regulatory process, an independent regulatory body was established on July 11, 2003 to regulate, monitor and control the telecommunication industry. The Indonesian Telecommunications Regulatory Body (“ITRB”) is comprised of officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Port and Telecommunication Services. Members of the Committee of Telecommunication Regulations were appointed on December 19, 2003.

New Service Categories

      The Telecommunications Law classifies telecommunications providers into three categories: (i) telecommunications network providers; (ii) telecommunications services providers; and (iii) special telecommunications providers. Under these categories, telecommunications network operations and/or provision of telecommunications services may be carried out by any legal entity established for that purpose.

      Under the Telecommunications Law, licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. A telecommunications service provider is licensed to provide services by leasing network capacity from other network providers. Special telecommunications licenses are required for providers of private telecommunications services for purposes relating to broadcasting and national security interests. MoC Decree No. KM 20/2001 (as amended by Decree No. KM 29/2004) and MoC Decree No. KM 21/2001 (as amended by Decree No. KM 30/2004) implement the provisions of the Telecommunications Law regarding these new categories of telecommunications network and services operations.

Modern License

      Under the Telecommunications Law the existing licenses for telecommunication services will be replaced with the so-called “Modern License.” In addition to granting the license holder the right to provide telecommunication services, the Modern License also imposes certain mandatory obligations on the license holder. These obligations include, among others, construction obligations, service obligations and Universal Service Obligations (“USO”). The license holder is required to fulfill the mandatory obligations set forth in its Modern License and the failure to comply with such obligations may result in the revocation of its Modern License. The draft implementation regulations relating to the Modern License have been proposed but not yet enacted. Once the regulations have been enacted, TELKOM’s separate licenses to provide fixed-line services, DLD services and IDD services will be combined into a single license.

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

      On August 1, 2001, the Government through the DGPT, announced the early termination of TELKOM’s and Indosat’s exclusivity rights for local and domestic-long distance telecommunications services (in the case of TELKOM) and IDD (in the case of Indosat), through MoC Decree No. 21/2001 (“Operation of Telecommunications Services”). The announcement stated that it is the Government’s intention that Indosat would receive a license to provide local telephone services and a license to provide domestic long-distance and that TELKOM would receive a license to provide IDD services at the end of 2003. The Government appointed an appraiser to resolve differences of opinion regarding the amount of compensation to be provided to TELKOM and Indosat for early termination of their exclusivity rights. On March 30, 2004, the MoC announced that the Government shall pay to TELKOM (including its KSO Partners) Rp.478 billion (net of taxes) as compensation, which amount shall be paid gradually from funds allocated in the State Budget for the MoC subject to approval by Parliament.

      As affirmed by the Government, TELKOM would receive a commercial license to provide IDD services, which was issued on May 13, 2004. Indosat would receive a license to provide local telephone service commercial license, which was issued in August 2002, and a commercial license to provide domestic long-distance services by the end of 2003, which was issued on May 13, 2004.

Competition

      Despite the termination of exclusivity rights, the Government does not prohibit or discourage operators from attaining a dominant position with regard to telecommunications services. The Government, however, does prohibit operators from abusing a dominant position. On March 11, 2004, the MoC issued Decree No. 33/2004, which sets forth measures to prohibit the abuse of their dominant position by network and service providers. Dominant providers are determined by the MoC based on factors such as their scope of business, coverage area of services and whether they control a particular market. Specifically, the Decree prohibits a dominant provider from engaging in practices such as dumping, cross-subsidies, compelling consumers to use such provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discriminating against specific providers).

Interconnection

      Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. Currently, interconnection costs paid for interconnection with TELKOM’s fixed-line network vary, depending on the type of interconnection operator (e.g., IDD, cellular, fixed wireline, fixed wireless or satellite), and are determined in accordance with MoC Decree No. 37/1999 (IDD), MoC Decree No. 46/1998 (Cellular), MoC Decree No. KU506/1997 (Fixed Wireline and Fixed Wireless) and MoC Decree No. 30/2000. For IDD and satellite operators, interconnection costs are based on termination and origination charges. Interconnection costs for fixed wireline and fixed wireless operators are based on revenue sharing fixed under Decree No. KU506/1997. Interconnection costs paid by mobile cellular operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with MoC Decree No. 46/1998.

      On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The MoC is in the process of preparing regulations for the adjustment of interconnection arrangements with the assistance of independent consultants. These preparations include: determining the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and the procedure for resolving interconnection disputes.

DLD and IDD Services

      Historically, DLD and IDD services could only be offered by TELKOM and Indosat, respectively (See — “Exclusivity”). After the Government terminated the exclusivity rights of TELKOM and Indosat, it stated its intention to allow TELKOM to offer IDD services and Indosat to offer DLD services, as well as allowing greater competition in the market for DLD and IDD services. On March 11, 2004, the MoC issued Decree No. KM 28/2004, Decree No. KM 29/2004 and Decree No. KM 30/2004, which implement the new policy regarding IDD and DLD services. Under these Decrees:

•	DLD and IDD network operators may offer DLD and IDD service as part of basic telephony service;

•	Each DLD and IDD operator must use a distinct 3-digit access code for its DLD and IDD service;

•	Customers may freely select their DLD and IDD providers;

•	DLD and IDD fixed telecommunication network operators (currently only TELKOM and Indosat) may now provide DLD and IDD basic telephony services; and

•	DLD and IDD service providers are entitled to determine retail rates for customers and provide such services to their customers.

      TELKOM has been granted authority to use “007” as its IDD access code and is in the process of determining the 3-digit access code for its DLD services.

Indonesian Telecommunications Regulatory Body

      On July 11, 2003, the Indonesian Telecommunications Regulatory Body (“ITRB”) was established as the implementing agency of the Telecommunications Law. Under MoC Decree No. KM 31/2003, the ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB is composed of officials from the Directorate General Postal and Telecommunication and the Committee of Telecommunication Regulations. Combined with further privatization of TELKOM and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.

      In 2003 the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“SKTT”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the SKTT, the ITRB will obtain accurate data about the profile of interconnection traffic among operators and calculate interconnection traffic so as to ensure transparency in the charging of interconnection fees. The actual operation of the SKTT will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. The terms and conditions regarding the operations and activities of the SKTT are currently being negotiated among the MoC, the ITRB and the operators.

Consumer Protection

      Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

Universal Service Obligations

      Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation (“USO”), which requires such network operators and telecommunication service providers to make contribution towards providing universal telecommunication facilities and infrastructure or other forms of compensation. On March 11, 2004, the MoC issued Decree No. 34/2004, which sets forth the basic policies underlying the USO program. The decree stated that USO facilities must meet the following minimum requirements: (a) the facilities should meet the standards of basic telephony services, including facsimile and dial-up Internet services; (b) the facilities should provide basic public telephony services, with domestic long distance, international and mobile access; (c) the facilities should provide telecommunication services that are capable to transmit and receive data; (d) the facilities should be accessible for emergency services; and (e) the facilities should utilize equipment that has been certified by the Director General of Post and Telecommunication. Tariffs for services provided under the USO program must be the same as those for similar services provided outside of the USO program. Further, telecommunications operators in Indonesia are now required to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. The MoC is in the process of drafting detailed regulations to further implement the USO program.

Implementing Regulations

      To date, the Government has issued several implementing regulations relating to the Telecommunications Law, including Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including No. KM 20/2001 (“Operation of Telecommunications Networks”), No. KM 21/2001 (“Operation of Telecommunications Services”), No. KM 12/2002 (“Completing MPPT Decree No. KM. 79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services”), No. KM 40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), No. KM 23/2002 (“Internet Telephony Service for Public”), No. KM 31/2003 (“Indonesian Telecommunication Regulatory Body”), No. KM 29/2004 (“Amendments to the Decree of the Minister of Communication No. 20 of 2001 on the Provision of Telecommunication Network”), No. KM 30/2004 (“Amendments to the Decree of the Minister of Communication No. 21 of 2001 on the provision of Telecommunication Services”), No. KM 31/2004 (“Amendment to the Decree of the Minister of Communication No. 23/2002 on the Provisions of Internet Telephony Services for Public Needs”), No. KM 32/2004 (“Interconnection Charges for Telecommunication”), No. KM 33/2004 (“Supervision of Fair Competition in the Provision of Fixed Network and Basic Telephony Services”), No. KM 34/2004 (“Universal Service Obligation”) and No. KM 35/2004 (“Provision of Wireless Local Fixed Network with Limited Mobility”). The MoC and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including decrees relating to special telecommunications operations and implementation of the cost-based interconnection system.

Satellite regulation

      The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia, the placement and operation of TELKOM’s satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

Fixed Wireless Access regulation

      On March 11, 2004, the MoC issued Decree No. 35/2004, which provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access service. In addition, the decree states that each fixed wireless access provider must provide basic telephony services. However, a fixed wireless access provider can only provide fixed wireless access service within its designated area code. Further, fixed wireless access service may not incorporate roaming and auto mutation features. Accordingly, customers cannot use their fixed wireless access phones to make or receive calls when they are located outside their respective area codes. Fixed wireless access providers are also required to charge rates that are the same as the rates for fixed line operators.

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

      On August 1, 2001, the Government through the MoC, announced the early termination of TELKOM’s exclusivity rights for local and domestic-long distance telecommunications services. The announcement stated that the Government’s intention was for Indosat to receive a license to provide local telephone services from August 2002 and a license to provide domestic long-distance services from August 2003. As of the date of this Annual Report, Indosat has already been granted both an in-principle and a commercial license for the development of local fixed-line telecommunications.

      In June 2004, Indosat launched its own CDMA fixed wireless service, under the brand name “StarOne.” As of the date of this Annual Report, Indosat was only offering this new service in Surabaya but was expected to expand service coverage to other Indonesian cities.

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

Cellular

      The cellular market in Indonesia is currently dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2003, these nationwide GSM operators collectively had over 98% of the Indonesian cellular market. The number of cellular subscribers in Indonesia totaled approximately 11.4 million at the end of 2002 and 18.8 million at the end of 2003, representing an annual growth rate of 65% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 9% at the end of 2003, has remained relatively low compared to many other countries. During the last two years, competition among cellular operators has intensified.

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

      As of December 31, 2003, Telkomsel remained the largest national licensed provider of GSM services in Indonesia, with approximately 9.6 million cellular subscribers and a market share of approximately 51.0%, which was slightly less than its approximately 52.8% market share as of December 31, 2002. Indosat, as a result of its merger with Satelindo, was the second largest provider with approximately 5.99 million cellular subscribers and a market share of approximately 31.9% as of December 31, 2003. Excelcomindo had approximately 2.95 million subscribers and a market share of approximately 15.7% as of December 31, 2003. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.

      The following table sets forth summary information as of December 31, 2003 on each of the three dominant nationwide licensed GSM mobile cellular operators:

Nationwide Licensed GSM Mobile Cellular Operators In Indonesia

Operator

	Telkomsel	Indosat	Excelcomindo

Launch date	May 1995	November 1994(2)	October 1996
Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	15 MHz	15 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Major cities in Significantly populated areas of Java and Bali, as well as major cities in Sumatera, Sulawesi and Kalimantan	Jakarta and primary business cities in Java, Bali, Lombok, Medan and Batam
Market share (as of December 31, 2003)(1)	51.0%	31.9%	15.7%
Subscribers (as of December 31, 2003)(1)	9.6 million	5.99 million	2.95 million

(1)	Based on statistics compiled by TELKOM.
(2)	In November 2003, Indosat and Satelindo merged, and Indosat has taken over Satelindo’s cellular operations.

IDD

      On August 1, 2001, the Government through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that TELKOM would receive a commercial license to provide IDD services by the end of 2003. Although TELKOM only received its commercial license on May 13, 2004, it had already made necessary preparations to provide IDD services even prior to the receipt of such license and on June 7, 2004 TELKOM began offering IDD fixed-line services to customers. TELKOM has upgraded some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (sertifikat ULO) from the DGPT. In order to connect with overseas operators, TELKOM has built two microwave links to connect Batam-Singapore and Batam-Pangerang (Malaysia). In addition, TELKOM, SingTel and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. TELKOM has also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which is expected to be completed by the end of 2004. TELKOM also extended its international cable by purchasing bandwidth capacity to connect with Hong Kong and TELKOM utilizes this capacity to connect to other countries, such as the United States. TELKOM is developing the ground segment to connect to the Intelsat Satellite. As a new player in IDD, TELKOM cooperates with some global operators to get direct or indirect connection to reach all offshore destinations. All these preparations have allowed TELKOM to begin offering customers IDD fixed-line services on June 7, 2004.

VoIP

      TELKOM formally launched its VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the Internet, which usually provides substantial cost savings to subscribers. In addition to TELKOM, Excelcomindo, Indosat, Atlasat, Gaharu and PT Swaguna Widya Pratama provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the Internet as well as from software that allows PC-to-PC voice communications through the Internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and, beginning on June 7, 2004, TELKOM.

      VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards, which is expected to result in greater competition among VoIP operators.

Satellite

      In recent years, competition in the Asia-Pacific satellite business has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.

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

Licenses

      The Telecommunications Law requires telecommunication network operators and telecommunication service operators, including TELKOM, to obtain licenses to operate telecommunications networks and provide telecommunications services.

      Fixed-line. Currently, TELKOM provides local and domestic long-distance fixed-line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993, which permits TELKOM to provide basic and non-basic fixed-line telecommunications. Based on MoC Decree No. KM 39/1993 concerning basic telecommunication operation, TELKOM was permitted to enter into joint operation schemes (KSO) with its existing KSO partners for the provision of fixed-line services in their respective regions. The Government has amended certain of TELKOM’s fixed-line licenses to comply with the new Telecommunication Law and TELKOM has also received its Modern License. TELKOM also provides its fixed wireless services pursuant to its authorization to provide fixed-line services and applies PSTN tariffs for this service, which are substantially lower than those for cellular services. TELKOM’s ability to provide fixed wireless services at PSTN tariff rates may be challenged by regulators, other cellular operators and cellular trade associations. See Item 3. “Key Information — D. Risk Factors — TELKOM’s regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.”

      Cellular. Telkomsel currently holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.

      IDD. TELKOM received its commercial license to provide IDD services on May 13, 2004 pursuant to the terms of MoC Decree No. KP 162/2004.

      VoIP. TELKOM also holds a comprehensive license to provide VoIP services, which it received in May 2002.

Tariffs and Interconnection Charges

      The Government divides tariffs into two categories:

•	Tariffs for the provision of telecommunications services; and

•	Tariffs for provision of telecommunications networks.

Tariffs for the Provision of Telecommunications Services

      Generally, the MoC sets the maximum tariffs that can be charged for telecommunications services in Indonesia. Telecommunications operators may charge customers at rates below the maximum tariff, although most operators tend to charge at the maximum rate. In this regard, TELKOM’s operating divisions have authority to make adjustments to prices based on specific guidelines fixed by the MoC.

Fixed-line Tariffs

      Fixed-line tariffs consist of installation, monthly subscription and usage charges. Notwithstanding the Government’s intention to increase fixed-line tariffs in recent years, public opposition has led to TELKOM maintaining its fixed-line tariffs at the levels established on February 1, 2002. Fixed-line tariffs were also not changed in 2000 and 2001 but were reduced from the announced tariff increase of 24% to 15% in 1999 due to public opposition. See Item 3. “Key Information — D. Risk Factors — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”

      The Government establishes fixed-line tariffs by reference to a price cap formula that calculates the maximum average percentage increase in fixed-line tariffs for a particular year. The maximum increase equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, management efficiency, changes in the Rupiah-U.S. Dollar exchange rate, the interests of affected telecommunications operators and the purchasing power of customers.

      In calculating the maximum total percentage increase in tariffs for a particular year, the tariff components for installation, monthly charges and usage charges are weighted in proportion to the contribution made to total revenue of those services (basket revenues) in the prior year. The weighted average increase in prices charged for the services for any year must be equal to or less than the price cap percentage. In addition to tariff increases, the tariff components can also be “rebalanced” from time to time such that the tariffs for monthly and usage charges increase at different rates or certain tariffs decrease while others increase.

      On January 29, 2002, the MoC announced that fixed-line tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed-line tariffs by a weighted average of 15%. Although fixed-line tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases.

      The actual tariffs chargeable by TELKOM from February 1, 2002 to March 31, 2004, were:

Tariff Rate Structure (February 1, 2002 to March 31, 2004):

Installation and Monthly Charges:

Access charges	Business	Residential	Social

	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 – 450,000	75,000 – 295,000	50,000 – 205,000
Monthly Subscription	30,700 – 46,100	16,500 – 26,100	11,100 – 16,500

Usage charges:

	Beginning February 1, 2002

	Price per Pulse	Pulse Duration

	(Rp.)
Local
Up to 20 km	195	3 min (off peak)
		and 2 min (peak)
Over 20 km	195	2 min (off peak)
		and 1.5 min (peak)

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Domestic Long-distance
0-20 km	69 – 102	1 min
20-30 km	102 – 136	1 min
30-200 km	327 – 1,627	6 sec
200-500 km	463 – 2,271	6 sec
Over 500 km	570 – 2,842	6 sec

      On March 30, 2004, the Government, through the ITRB, announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. As a result, TELKOM has adjusted its fixed-line and fixed wireless tariffs, with local charges increasing by 28.2%, DLD tariffs decreasing by an average of 10% and monthly subscription charges increasing from 12% to 25%.

      The current tariffs chargeable by TELKOM, which became effective on April 1, 2004, are as follows:

Tariff Rate Structure (effective April 1, 2004):

Installation and Monthly Charges:

Access charges	Business	Residential	Social

	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 – 450,000	75,000 – 295,000	50,000 – 205,000
Monthly Subscription	38,400 – 57,600	20,600 – 32,600	12,500 – 18,500

Usage charges:

	Beginning April 1, 2004

	Price per Pulse	Pulse Duration

	(Rp.)
Local
Up to 20 km	250	3 min (off peak)
		and 2 min (peak)
Over 20 km	250	2 min (off peak)
		and 1.5 min (peak)

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Domestic Long-distance
0-20 km	83 – 122	1 minute
20-30 km	122 – 163	1 minute
30-200 km	325 – 1,290	6 sec
200-500 km	460 – 1,815	6 sec
Over 500 km	570 – 2,270	6 sec

      There has been no indication by the MoC whether fixed-line tariffs will be increased after 2004 or whether the Government intends to carry out its plan to increase fixed-line tariffs by 45.49% within three years of January 2002.

CDMA Fixed Wireless Tariffs

      Tariffs charged to CDMA fixed wireless subscribers are reported as fixed-line revenues. TELKOM offers both postpaid and prepaid fixed wireless services.

      Postpaid. Postpaid subscribers pay a one-time activation charge of Rp.25,000 and a monthly charge of Rp.30,000. Usage charges for postpaid subscribers beginning April 1, 2004 are as follows:

Usage charges:

	Price Per Pulse	Pulse Duration

	(Rp.)
Local	250	2 min (off peak) and 1.5 min (peak)

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Domestic Long Distance
0-200 km	325 – 1,290	6 sec
200-500 km	460 – 1,815	6 sec
Over 500 km	570 – 2,270	6 sec

      For SMS, postpaid subscribers are charged Rp.250 per message. Postpaid subscribers who use TELKOM Internet access are charged Rp.165 per minute.

      Prepaid. Effective February 10, 2004, prepaid subscribers are charged as follows:

Usage charges:

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Flexi to Flexi/Fixed Wireline:
Local	260	30 sec
Domestic Long-distance
0-200 km	700 – 1,100	30 sec
Over 200 km	1,600 – 2,500	30 sec
Flexi to mobile cellular:
Local	650 – 810	30 sec
Domestic Long-distance
0-200 km	1,100 – 1,540	30 sec
Over 200 km	2,250 – 3,150	30 sec

      For SMS, prepaid subscribers are charged Rp.350 per message. Prepaid subscribers who use TELKOM Internet access are charged Rp.350 per minute.

IDD Tariffs

      TELKOM commenced offering IDD fixed line services on June 7, 2004. Tariffs for IDD calls are set by service providers, subject to specified maximum limits established by the Government. As of the date of this Annual Report, TELKOM’s IDD tariffs are as follows:

Rounding Time
Region	Price Per Minute	Block Duration

(Rp.)
Africa	5,090 – 6,440	6 sec
Americas and Caribbean	5,090 – 7,470	6 sec
Asia and Oceania	4,410 – 9,630	6 sec
Europe	5,090 – 9,630	6 sec
Middle East	5,090 – 8,460	6 sec

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

      Postpaid Tariffs. The cellular tariffs for postpaid subscription services consist of activation, monthly subscription and usage charges. The following table sets forth the maximum cellular tariffs for postpaid services, effective February 25, 1998:

Mobile Cellular Tariff (maximum postpaid tariff):

Activation	Rp.200,000
Monthly Charge (including frequency charge)	Rp.65,000/month
Usage Charge:
Air Time	Rp.325/minute
Roaming	Rp.1,000/call plus incoming charge/ minute
Local Cellular Conversation	PSTN local tariff
DLD Cellular Conversation	PSTN DLD tariff

      Prior to the amendments in 1998 to implement the current cellular tariff structure, the Government amended the cellular tariff structure in 1997 and 1994.

      Telkomsel charges new postpaid subscribers a maximum one-time connection fee of Rp.150,000 for service activation, although discounts may be granted. After initial connection, Telkomsel charges a monthly subscription fee ranging from Rp.0 (provided minimum monthly usage reaches Rp.25,000) to Rp.65,000 per month (depending on the chosen tariff plan). Usage charges are as follows:

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Mobile cellular to mobile cellular:
Local	650 – 938	1 min
Domestic Long-distance
30-200 km	1,110 – 2,628	1 min
Over 200 km	1,220 – 3,083	1 min
Mobile cellular to fixed line:
Local	450 – 531	1 min
Domestic Long-distance
30-200 km	650 – 1,696	1 min
200-500 km	785 – 2,221	1 min
Over 500 km	895 – 2,676	1 min
International Long-distance:
Group I	7,500 – 8,000	1 min
Group II	11,000 – 12,000	1 min

      Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charge for postpaid services. Telkomsel charges its prepaid customers (both SimPATI and KARTU As) usage charges as follows:

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Calls to mobile cellular:
Local	1,000 – 1,900	1 min
Domestic Long-distance
30-200 km	1,000 – 4,000	1 min
Over 200 km	1,000 – 4,500	1 min
Calls to fixed line:
Local	700 – 990	1 min
Domestic Long-distance
30-200 km	2,000 – 2,300	1 min
200-500 km	3,200 – 3,720	1 min
Over 500 km	3,200 – 4,150	1 min
International Long-distance:
Group I	7,500 – 8,000	1 min
Group II	11,000 – 12,000	1 min

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

      The following table sets forth the maximum leased line tariffs, effective January 1, 1998 and still valid as of the date hereof

Maximum tariff

(Rp.)
Installation charge
Customer access	600,000 – 700,000(1)
Other operator access	900,000
Monthly subscription charge
Analog line
Local (or up to 25 km)	60,000 – 250,000(2)
Inter-local (over 25 km)	779,400 – 3,557,750(3)
Digital line
Local (or up to 25 km)	380,000 – 172,268,000(4)
Inter-local (over 25 km)	1,009,850 – 2,308,628,250 (5)

(1)	Price differs by equipment provided by TELKOM.
(2)	Price differs by user (private, other licensed operator, or government) and equipment provided by TELKOM.
(3)	Price differs by user (private, other licensed operator, or government) and distance.
(4)	Price differs by user (private, other licensed operator, or government) and speed.
(5)	Price differs by user (private, other licensed operator, or government), speed and distance.

VoIP Tariffs

      Charges for VoIP services may be freely determined by VoIP operators. TELKOM has launched its VoIP services, which currently consists of TELKOM Global-017 and its cheaper alternative, TELKOMSave. TELKOM believes that the tariff for TELKOM Global-017 service and the TELKOMSave service are approximately 40% and 60%, respectively, of the tariff charged by IDD operators in Indonesia.

Kiosk phone Tariffs

      Charges for kiosk phones may be freely determined by operators. Kiosk phones are public phones that are operated by third-parties. TELKOM gains 70% of basic tariff charged by operators to its customers on calls placed from kiosk phones.

      On August 7, 2002, the Government enacted a new regulation, MoC Decree No. 46/2002, relating to the kiosk-phone business. The Decree provides that (i) local and long distance domestic phone calls shall generate at a minimum 30% of the kiosk phones’ revenue; (ii) international phone calls shall generate at a minimum 8% of the kiosk phones’ revenue; and (iii) airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

Satellite Tariffs

      TELKOM generally charges an annual tariff of US$1.25 million to US$1.5 million per transponder, although in some instances TELKOM may offer a discounted tariff.

Broadband Access

      The following table sets for the tariffs for TELKOM’s broadband access services:

TELKOMLink ADSL(1)	Activation Fee	Monthly Fee	Free Usage

	(Rp.)	(Rp.)
Limited 384 kbps	250,000	250,000	500 MB
Limited 512 kbps	250,000	300,000	1.0 GB
Unlimited 512 kbps	500,000	1,200,000	Unlimited

AstiNet MMA(2)	Activation Fee	Monthly Fee	Free Usage

	(Rp.)	(Rp.)
Limited 384 kbps	500,000	350,000	500 MB
Limited 512 kbps	600,000	1,100,000	1.0 GB
Unlimited Silver	2,500,000	3,800,000	Unlimited
Unlimited Gold	4,000,000	11,500,000	Unlimited

(1)	Does not include Internet access. The subscriber is responsible for obtaining Internet access with an Internet service provider.
(2)	Includes Internet access.

Tariffs for Other Services

      The amount of the tariffs for telephony and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services, while there is no stipulation for the tariff of other services.

Tariffs for Interconnection and Access

      The Government currently establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The MoC is in the process of preparing regulations for the adjustment of interconnection arrangements, which preparations include: determining the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and interconnection dispute resolutions.

Interconnection with Fixed-line Network

      Currently, the Government’s National Fundamental Technical Plan set forth in Decree 4 of 2000 sets out the technical requirements and routing plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed-line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with TELKOM’s fixed-line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to TELKOM’s fixed-line network. The fees for interconnection within TELKOM’s fixed-line network are currently set forth in Decree No. 506/ 1997, Decree No. 46/ 1998, Decree No. 37/1999 and Decree No. 30/2000, although cost-based interconnection fees are to be charged beginning January 1, 2005 and TELKOM expects that the current fees may be adjusted.

Cellular Interconnection

      In respect of local interconnection calls between a cellular network and TELKOM’s fixed-line network, TELKOM receives a share of the local interconnection call tariff equal to the local fixed-line usage tariff (50% of the prevailing tariff for local pulse per minute).

      The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for domestic long-distance (“DLD”) calls which originate on TELKOM’s fixed-line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed-line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits TELKOM’s fixed-line network and terminates with another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed-line network and terminates on TELKOM’s fixed-line network. As discussed above, however, cost-based interconnection fees will be charged beginning on January 1, 2005 and TELKOM expects that the current fees may be adjusted. At present, the manner in which such cost-based charges will be computed is being determined by the MoC.

Fixed Wireless Interconnection

      Fixed wireless networks may interconnect to TELKOM’s fixed-line network at TELKOM’s gateway. Currently, PT Bakrie Telecom (formerly Ratelindo) is the only other fixed wireless operators in Indonesia. Local calls between TELKOM’s fixed-line network and Ratelindo’s network are operated on a “sender keeps all” basis. For DLD calls that originate on Ratelindo’s network and transit TELKOM’s fixed-line network, TELKOM receives 35% of the prevailing DLD tariff from such calls. For DLD calls that originate on TELKOM’s fixed-line network, TELKOM retains 65% of the revenue from such calls. However, cost-based interconnection fees will be charged beginning on January 1, 2005 and TELKOM expects that the current fees may be adjusted.

Fixed Wireline Interconnection

      Since September 1, 1998, TELKOM has been receiving a share in Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on TELKOM’s fixed-line network. Under the interconnection agreement, TELKOM receives 75% of the prevailing DLD tariff for DLD calls that originate and terminate on TELKOM’s fixed-line network. For local interconnection calls, revenues are shared on a “sender keeps all” basis. For calls originating from BBT and terminating at a cellular network and vice versa which transit through TELKOM’s fixed-line network, TELKOM receives 50% of the local interconnection call tariff which amounts to 50% of the prevailing tariff for local pulse per minute for local calls and 60% of the prevailing DLD tariff for DLD calls. For DLD calls that originate from BBT terminating at a fixed cellular network which transit through TELKOM’s fixed-line network, TELKOM receives 50% of the prevailing DLD tariff. In addition, BBT is to receive 50% of TELKOM’s interconnection revenue (access and usage), for all incoming and outgoing international calls from and to BBT that transit through TELKOM’s fixed-line network. As discussed above, however, cost-based interconnection fees will be charged beginning on January 1, 2005 and TELKOM expects that the current fees may be adjusted.

International Interconnection

      Interconnection for international calls consists of access charges, usage charges and charges for Universal Service Obligations. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for calls which originate, transit or terminate on TELKOM’s fixed-line network pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff

Access Charge	Rp.850/successful call
Usage Charge	Rp.550/successful paid minute
USO	Rp.750/successful call

      Pursuant to MoC Decree No. 32/2004, beginning on January 1, 2005 cost-based interconnection charges will go into effect and TELKOM expects that the current fees may be adjusted. At present, TELKOM is awaiting the detailed regulations from the MoC regarding the manner in which the new cost-based charges will be computed.

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

Satellite Phone Interconnection

      Since the fourth quarter of 2001, TELKOM has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection of calls between TELKOM and PSN, TELKOM receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from TELKOM’s fixed-line network. However, cost-based interconnection charges will be imposed beginning on January 1, 2005 and TELKOM expects that the current fees may be adjusted.

VoIP Interconnection

      Previously, MoC Decree No. 23 of 2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On

March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. As of the date of this Annual Report, the MoC has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, TELKOM will continue to receive connection fees for calls that originate or terminate on TELKOM’s fixed-line network as follows:

•	For calls originating on TELKOM’s network: Rp.240 per minute;

•	For calls terminating on TELKOM’s network: Rp.240 per minute; and

•	For calls transiting on TELKOM’s network: Rp.525 per minute (zone 1), Rp.870 per minute (zone 2) and Rp.1,170 per minute (zone 3).

Trademarks, Copyrights and Patents

      TELKOM has a number of registered intellectual property rights consisting of trademarks and copyrights. TELKOM has registered with the Ministry of Justice of Indonesia (i) trademarks for its corporate name, logo and certain services including the names of TELKOM’s products and (ii) copyrights of books and artworks. TELKOM is also in the process of registering a number of patents for technologies relating to, among others, cellular phones and network, PSTN, switching systems and related administration systems. These intellectual property rights are important to TELKOM’s business.

C.     Business and Organizational Structure

Information on Subsidiaries and Associated Companies

Subsidiaries

      As of December 31, 2003, TELKOM had ownership interests in 16 companies, ten of which are consolidated subsidiaries and the remaining 6 are unconsolidated associated companies. The business activities of the ten consolidated subsidiaries (as further described below) are described as part of TELKOM’s business in this Form 20-F. For a description of the activities of TELKOM’s unconsolidated associated companies, please see “Unconsolidated Associated Companies” below.

      The following table sets forth TELKOM’s direct ownership interest in companies as of December 31, 2003. TELKOM’s ownership interests in associated companies may be increased or diluted as a result of TELKOM’s planned restructuring of its legal ownership interests in these companies to focus on phone, mobile and multimedia businesses.

	Legal Ownership (%)
	As of
Company	December 31, 2003	Notes	Business Operations

Where TELKOM owns more than 50% or fully controls the company:
PT AriaWest International (“AriaWest”)	100.00	(1)	Fixed-phone (KSO-III W. Java & Banten)
PT Multimedia Nusantara (“Metra”)	100.00	(2)	Multimedia, special pay TV
PT Graha Sarana Duta (“GSD”)	99.99		Real estate, construction and services
PT Indonusa Telemedia (“Indonusa”)	90.39	(3)	Interactive multimedia, special pay TV
PT Dayamitra Telekomunikasi (“Dayamitra”)	90.32		Fixed-phone (KSO-VI Kalimantan)
PT Telekomunikasi Selular (“Telkomsel”)	65.00		GSM cellular phone services
PT Napsindo Primatel Internasional (“Napsindo”)	60.00	(4)	Network Access Point
PT Infomedia Nusantara (“Infomedia”)	51.00		Telephone directory and other information services (electronic based business, call center and data segment)
PT Pro Infokom Indonesia (“PII”)	51.00	(5)	Telecommunication & information services, especially e-Government, e-Indonesia programs and B2B
PT Pramindo Ikat Nusantara (“Pramindo”)	45.00	(6)	Fixed-phone (KSO-I Sumatera)
Where TELKOM owns between 20% to 50%:
PT Patra Telekomunikasi Indonesia (“Patrakom”)	30.00		VSAT services
PT Citra Sari Makmur (“CSM”)	25.00		VSAT and other telecommunications services
PT Pasifik Satelit Nusantara (“PSN”)	22.57	(7)	Satellite transponder & communications
Where TELKOM owns less than 20%:
PT Mobile Selular Indonesia (“Mobisel”)	7.44	(8)	NMT-450 cellular and CDMA services
PT Batam Bintan Telekomunikasi (“Babintel”)	5.00		Fixed-phone (in Batam & Bintan islands)
PT Pembangunan Telekomunikasi Ind. (“Bangtelindo”)	3.18		Construction and consulting

	Legal Ownership (%)
	As of
Company	December 31, 2003	Notes	Business Operations

PT Telekomindo Selular Raya (“Telesera”)	0.00	(9)	AMPS cellular phone services
PT Komunikasi Selular Indonesia (“Komselindo”)	0.00	(10)	AMPS cellular services
PT Menara Jakarta (“MJ”)	0.00	(11)	Infrastructure for multimedia services
PT Metro Selular Nusantara (“Metrosel”)	0.00	(12)	AMPS cellular services

(1)	On July 31, 2003, TELKOM and the shareholders of PT AriaWest International (“AriaWest”) consummated the sale and purchase of AriaWest, pursuant to which TELKOM acquired 100% of AriaWest from PT Aria Infotek (52.50%), MediaOne International I B.V. (35%) and The Asian Infrastructure Fund (12.50%). One share in AriaWest was transferred to Mr. Woeryanto Soeradji in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(2)	On April 8, 2003, TELKOM increased its ownership in PT Multimedia Nusantara (“Metra”) to 100% by acquiring 69% (1,725,000) of the shares of Metra from PT Indocitra Grahabawana under a share swap transaction. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services. One share in Metra was transferred to Mr. Woeryanto Soeradji in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(3)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share swap agreement pursuant to which TELKOM received an additional 30.58% (1,712,370) of the shares of PT Indonusa Telemedia (“Indonusa”) from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased to 88.08%. Pursuant to an EGM of the shareholders of Indonusa on October 29, 2003, all of the shareholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88.08% to 90.39%.
(4)	TELKOM increased its ownership in PT Napsindo Primatel Internasional (“Napsindo”) from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Makmur Mandiri (“InfoAsia”). The agreement between TELKOM and InfoAsia was signed on December 30, 2002. The purchase price was paid on 28 January 2003, on which date TELKOM acquired control of Napsindo.
(5)	In January 2003, TELKOM, PT Indonesia Comnets Plus (“ICON+”), a subsidiary of Perusahaan Perseroan (Persero) Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”) to provide B2B, e-Government and e-Indonesia services. TELKOM currently holds 51%, while ICON+ holds 25% and Prima Infokom Indonesia holds 24%. Pursuant to an Executive General Meeting of the shareholders of PII on October 9, 2003, ICON+ and PT Prima Infokom Indonesia stated their intention to dispose of their shareholding in PII to TELKOM. Following that date, TELKOM has been negotiating with the other two shareholders for a fair price of the shares.
(6)	On April 19, 2002, TELKOM and the shareholders of PT Pramindo Ikat Nusantara (“Pramindo”) signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares. TELKOM received 30% of the shares of Pramindo in August 2002 and in September 2003 received an additional 15%, while the remaining 55% was to be transferred to TELKOM on December 15, 2004, subject to certain conditions, including that TELKOM continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and protective rights granted to the selling shareholders. TELKOM obtained control of Pramindo at the closing on August 15, 2002 and consequently has consolidated 100% of Pramindo from that date even though its ownership in Pramindo was only 30% as of December 31, 2002. On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004, TELKOM used the loan proceeds to repurchase the promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004, and so accelerated the acquisition of the remaining 55%. Following this transaction, TELKOM owned 100% of Pramindo. One share in Pramindo has been transferred to TELKOM’s corporate secretary in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(7)	As part of the agreement signed on August 8, 2003 between TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”), TELKOM was entitled to receive CPSC’s 21.12% (16,641,637 shares) interest in PT Pasifik Satelit Nusantara (“PSN”) within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in relation to the shares are granted to TELKOM. When TELKOM receives the shares of CPSC in PSN, its legal ownership interest in PSN will increase to 43.69%. PSN and its creditors; PT Bank Mandiri, PT Bank Merincorp, PT Danareksa, PT Bank Rakyat Indonesia and Credit Suisse First Boston International (CSFBI), have agreed to a debt-to-equity conversion, pursuant to which PSN is required to issue approximately 20 million new shares to the creditors. The conversion will in effect dilute the shareholding percentage of the existing shareholders of PSN, including TELKOM. As of the date of this Annual Report, the debt-to-equity conversion has not been effected. Once the conversion is effected, TELKOM’s ownership interest in PSN will be reduced to 18%.

(8)	Pursuant to an Extraordinary General Meeting held on July 28, 2003, the shareholders of Mobisel agreed to restructure Mobisel. The restructuring program includes: (i) a debt to equity conversion involving accrued interconnection expenses owed by Mobisel to TELKOM; (ii) a new class of Series B shares being issued to the new shareholders while shares held by the existing shareholders are reclassified as Series A shares; and (iii) an equity investment of approximately US$2 million by PT Multi Investama. Following the completion of this restructuring program, TELKOM’s ownership in Mobisel was diluted from 25% to 7.44%. In January 2004, Mobisel’s shareholders enacted resolutions approving the conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company to Series B shares. As a result, TELKOM’s ownership in Mobisel has been diluted to 6.40%. Effective on December 22, 2003, PT Mobile Selular Indonesia changed its corporate name to PT Mandara Selular Indonesia (“MSI”).
(9)	TELKOM delivered 100% (25,000) of its shares in PT Telekomindo Selular Raya to CPSC pursuant to an agreement signed on August 8, 2003 between TELKOM and CPSC. TELKOM no longer owns any shares in this company.

(10)	Pursuant to the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM sold and delivered 14.20% (29,069,250 shares) of PT Komunikasi Selular Indonesia (“Komselindo”) to CPSC. TELKOM no longer owns any shares in this company.
(11)	On April 8, 2003, TELKOM sold its 21.34% interest in PT Menara Jakarta (10,000 shares) to PT Indocitra Grahabawana as part of the share swap transaction with PT Indocitra Grahabawana. TELKOM no longer owns any shares in this company.
(12)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM sold and delivered 20.17% (2,612,015 shares) of PT Metro Selular Nusantara (“Metrosel”) to CPSC. TELKOM no longer owns any shares in this company.

Unconsolidated Associated Companies

PT Patra Telekomunikasi Indonesia (“Patrakom”)

      Patrakom was established in September 1995 and is currently owned by TELKOM (30%), Indosat (10%), Elnusa (40%) and Tanjung Mustika (20%). Patrakom provides satellite communication and related services and facilities to companies in various industries. As part of a continuous process of evaluation and restructuring by TELKOM of the status of its affiliates, as well as the Government’s policy to eliminate cross-ownership between TELKOM and Indosat, TELKOM is in the process of negotiation with other shareholders regarding a possible decrease or increase of ownership in Patrakom.

PT Citra Sari Makmur (“CSM”)

      CSM was established in February 1996 and is currently owned by TELKOM (25%), PT Tigatra (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.

PT Pasifik Satelit Nusantara (“PSN”)

      PSN was established in July 1991 and as of December 31, 2003, PSN was legally owned by TELKOM (22.57%), Centralindo Pancasakti Cellular (“CPSC”) (21.12%), Skaisnetindo Teknotama (10.92%), Primaupaya Lintasswara (7.71%), Hughes Space and Communications International (7.23%), Telesat Canada (7.23%) and others (23.20%) (including holders of American Depositary Shares of PSN who own 19.68% of PSN). PSN provides satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.

      As part of the agreement signed on August 8, 2003 between TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”), TELKOM was entitled to receive CPSC’s 21.12% (16,641,637 shares) interest in PT Pasifik Satelit Nusantara (“PSN”) within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in relation to the shares are granted to TELKOM. When TELKOM receives the shares of CPSC in PSN, its legal ownership interest in PSN will increase to 43.69%.

      Currently TELKOM is evaluating the benefits associated with an increase of its ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.

PT Mobile Selular Indonesia (“Mobisel”)

      Mobisel was established on November 30, 1995 by TELKOM, TELKOM’s Pension Fund and PT Rajasa Hazanah Perkasa (“Rajasa”).

      Mobisel currently provides NMT-450 services formerly provided by TELKOM and Rajasa pursuant to a PBH in Java, Bali, Lombok, Sumatera and Lampung. Mobisel also launched a CDMA-based network in Lampung in mid-February 2004. As of December 31, 2003, Mobisel had approximately 4,587 subscribers.

      Pursuant to an Extraordinary General Meeting held on July 28, 2003, the shareholders of Mobisel agreed to restructure Mobisel. The restructuring program includes (i) a debt to equity conversion involving accrued interconnection expenses owed by Mobisel to TELKOM; (ii) a share split with a new class of Series B shares being issued to the new shareholders while shares held by the existing shareholders are reclassified as Series A shares; and (iii) the equity investment of approximately US$2 million by PT Multi Investama. Following the completion of this restructuring program, TELKOM’s ownership in Mobisel was diluted from 25% to 7.44%.

      In January 2004, Mobisel’s shareholders enacted resolutions approving the conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company into equity. As a result, TELKOM’s ownership in Mobisel has been diluted to 6.40%. TELKOM has decided to divest its ownership in Mobisel and is in the process of identifying purchasers for its existing stake.

      Effective December 22, 2003, Mobisel’s corporate name was changed to PT Mandara Selular Indonesia (“MSI”).

PT Batam Bintan Telekomunikasi (“Babintel”)

      Babintel was established in June 1996 and is currently owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides telephony fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands. As at December 31, 2003, Babintel had approximately 2,575 subscribers.

PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

      Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are TELKOM (3.18%), TELKOM’s Pension Fund (82%) and others (14.82%). Bangtelindo’s primary business is providing consultancy services on the installation and maintenance of telecommunications facilities.

PT Komunikasi Selular Indonesia (“Komselindo”)

      Komselindo was established on January 25, 1995 by TELKOM (35%) and PT Elektrindo Nusantara (“Elektrindo”) (65%) to operate an AMPS mobile cellular network which was previously operated pursuant to a revenue sharing arrangement between TELKOM and Elektrindo.

      On June 14, 2002, Komselindo proposed a settlement plan to its creditors for debt restructuring through a debt to equity conversion. The debt to equity conversion included Komselindo liabilities to TELKOM amounting to Rp19.4 billion. Pursuant to an Extraordinary General Meeting held on August 30, 2002, the shareholders of Komselindo agreed to a rights issue. TELKOM did not exercise its right to subscribe for additional shares pursuant to the rights issue and as such, its ownership in Komselindo has been reduced to 14.20%.

      Following a share swap agreement signed on August 8, 2003 between TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”), TELKOM transferred its 14.20% shareholding in Komselindo to CPSC. As a result of such transfer, TELKOM no longer owns any shares in Komselindo.

PT Metro Selular Nusantara (“Metrosel”)

      Metrosel was established in November 1995. As of December 31, 2002, Metrosel was owned by TELKOM (20.17%), CPSC (37.03%), Asia Link BV (35.00%), TELKOM’s Pension Fund (3.00%) and PT Dwimarga Dwi Utama (4.80%). Metrosel provides the AMPS services previously provided by TELKOM and CPSC pursuant to a revenue sharing arrangement in Central and East Java.

      TELKOM transferred its switching operations to Metrosel in 1996 as payment for the purchase price of its equity interest in the company. Prior to 1996, TELKOM and Metrosel had a revenue sharing arrangement. Following the transfer in 1996, the revenue sharing arrangement was terminated. Under an agreement dated August 8, 2003 between TELKOM and CPSC, TELKOM transferred its 20.17% stake in Metrosel to CPSC. As a result of such transaction, TELKOM no longer owns any shares in Metrosel.

PT Menara Jakarta (“MJ”)

      MJ was established on November 29, 1996. As of December 31, 2002, MJ was owned by TELKOM (21.34%), PT Indocitra Grahabawana (“Indocitra”) (54.44%), PT Indosat Mega Media (21.34%) and Yayasan Televisi Republik Indonesia (2.88%). MJ planned to construct and operate building towers and related telecommunications facilities. Since 1999, MJ has terminated its construction projects, pending improvement in the economic and social situation in Indonesia.

      TELKOM sold its 21.34% ownership in MJ to Indocitra through a share-swap transaction in exchange for Indocitra’s 69.0% equity interest in Metra. The process was completed on April 8, 2003. As a result, TELKOM no longer owns any shares in MJ.

PT Telekomindo Selular Raya (“Telesera”)

      TELKOM increased its ownership interest in Telesera to 100% by acquiring 30.23% of Telesera shares from TELKOM Pension Fund on September 29, 2002. On August 8, 2003, TELKOM and CPSC signed a share-swap agreement pursuant to which TELKOM delivered 100% (25,000) of its shares in Telesera to CPSC. As a result of this share swap, TELKOM no longer owns any shares in Telesera.

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

      TELKOM, excluding its subsidiaries, currently owns approximately 2,000 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2001, 2002 and 2003 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 58 to the consolidated financial statements for our reconciliation to U.S. GAAP.

A.     Operating Results

Overview

      TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through its majority owned subsidiary Telkomsel. TELKOM’s objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. On December 31, 2003, TELKOM had approximately 8.5 million fixed lines in service and Telkomsel had approximately 9.6 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, data and Internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

      TELKOM believes that the Indonesian economic and industry factors that have materially affected TELKOM, as well as the environment in which it operates, during the two-year period from 2001 through 2002, are (i) the general economic situation in Indonesia, (ii) the limited increases in tariffs, (iii) the growth in the Indonesian mobile cellular market and the corresponding increase in Telkomsel’s revenues, (iv) the sale of a 12.72% equity interest in Telkomsel to SingTel and (v) the implementation of an early retirement program. TELKOM believes that its operating results in 2003 were significantly affected by (i) limited increases in tariffs, (ii) the increase in TELKOM’s interconnection revenues, (iii) the continued growth of the Indonesian mobile cellular market and the corresponding increase in Telkomsel’s revenues, (iv) the increase in TELKOM’s revenues from data and Internet services and (v) increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity.

      TELKOM’s operating results, discussed below under “Results of Operations”, for the three-year period from 2001 through 2003 reflected significant growth in revenues, particularly in the fixed line business and cellular business. The growth in revenues in the fixed line business reflects both increased fixed lines in service in the non-KSO and KSO regions and, to some extent, the acquisition and subsequent consolidation of AriaWest in 2003, Pramindo in 2002 and Dayamitra in 2001. The growth of revenues in the cellular business primarily reflects growth in the number of cellular subscribers. The growth of revenues in data and Internet services primarily reflects the increase in SMS traffic from Telkomsel subscribers and increased usage of TELKOM’s international VOIP service. Interconnection revenues have also increased as a result of greater interconnection charges received from mobile cellular operators. The growth in operating expense was primarily driven by increases in personnel expense in 2002 and by an increase in depreciation expense, general and administrative expenses and operations, maintenance and telecommunications services expense in 2003. The increase in personnel expense in 2002 was driven principally by the implementation of an early retirement program in 2001. In 2002, TELKOM also recorded a gain on long-term investment of Rp.3,196.4 billion arising from the sale of a 12.72% shareholding in Telkomsel to SingTel Mobile. The increase in depreciation expense and operations, maintenance and telecommunications services expense in 2003 was principally due to expenses arising from Telkomsel’s expansion of its network capacity. General and administrative expenses grew in 2003 primarily due to amortization of intangible assets from the acquisition of AriaWest and the increase in TELKOM’s provisions for doubtful accounts in 2003.

Economic Situation in Indonesia

      TELKOM has been significantly affected by a severe economic crisis that Indonesia has experienced since the second half of 1997. As a result of the crisis, the Rupiah has depreciated significantly and has experienced periods of significant volatility. From August 1997 to mid 1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to a low of Rp.15,000 per US Dollar. As of December 31, 2003 and June 24, 2004, Bank Indonesia’s middle exchange rate was Rp.8,465 and Rp.9,430, respectively, per US$1.00. Indonesia has also experienced higher rates of inflation and interest rates in recent years. For the years ended December 31, 2001, 2002 and 2003 the annual inflation rate was 12.55%, 10.03% and 5.1%, respectively, while the interest rate on a one-month Bank Indonesia Certificate (SBI) at December 31, 2001, 2002 and 2003 was 17.6%, 12.9% and 8.3%, respectively. See Item 3. “Key Information — D. Risk Factors — Risks relating to Indonesia — Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia” and Item 3. “Key Information — A. Selected Financial Data — Exchange Rate Information.”

Limited Increases in Tariffs

      Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The maximum increase equals the Indonesian Consumer Price Index (“CPI”) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers. Although the regulations provide for an annual tariff review and adjustment, economic conditions in Indonesia led to tariffs being frozen in 2000 and 2001. See Item 3D. “Risk Factors — Risk Relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reform may adversely affect TELKOM’s business.”

      On January 29, 2002, the MoC announced that fixed-line tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed-line tariffs by an average of 15%. Although fixed-line tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases. On March 30, 2004, the Government, through the ITRB, announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. As a result, TELKOM has adjusted its fixed-line and fixed wireless tariffs, with local charges increasing by 28.2%, DLD tariffs decreasing by an average of 10% and monthly subscription charges increasing by varying amounts from 12% to 25%, depending on the type of subscription. There has been no indication by the MoC whether fixed-line tariffs will be further increased in 2004 or whether the Government intends to carry out its plan to increase fixed-line tariffs by 45.49% by January 2005.

Increase in TELKOM’s interconnection revenues

      TELKOM’s interconnection revenues accounted for approximately 15.3% of TELKOM’s consolidated operating revenues for the year ended December 31, 2003, compared to 13.6% for the year ended December 31, 2002. The increase in interconnection revenues was primarily due to a 64.0% increase in interconnection charges paid to TELKOM by mobile cellular operators to Rp.3,908.3 billion. This more than offset a 46.6% decline in interconnection revenue from international calls to Rp.184.1 billion.

Increase in Telkomsel’s revenues

      Telkomsel, a subsidiary of TELKOM engaged in the cellular telephone business, experienced a 60% growth in its total number of cellular subscribers from 2002 to 2003, due to the increased usage of mobile cellular phones in Indonesia and a corresponding increase in revenues from air time charges. Telkomsel’s revenues accounted for approximately 31.2% of TELKOM’s consolidated total operating revenues for the year ended December 31, 2003, compared to 29.9% for the year ended December 31, 2002.

Increase in TELKOM’s data and Internet revenues

      TELKOM’s revenues from its data and Internet services for the year ended December 31, 2003 were Rp.3,108.6 billion, an increase of approximately 100.3% over data and Internet services revenues for the year ended December 31, 2002. This was primarily due to a 121.1% increase in revenues generated from SMS services and a 115.7% increase in revenues from TELKOM’s international VoIP services. Data and Internet revenues accounted for approximately 11.5% of TELKOM’s consolidated operating revenues for the year ended December 31, 2003, compared to 7.5% for the year ended December 31, 2002.

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

Early Retirement Program

      In 2001, TELKOM implemented a voluntary early retirement program for certain eligible employees. TELKOM continued its voluntary early retirement program for 2002 and 2003. TELKOM expects that an aggregate of approximately 7,000 employees will take early retirement over the three-year period from 2002 to 2004, depending on the availability of excess cash to pay early retirement. In 2002, TELKOM accrued Rp.717.3 billion for costs associated with its early retirement program. In 2003 TELKOM accrued Rp.355.7 billion (US$42.1 million) for such costs.

Restatement of Information Previously Reported

      Subsequent to the filing of our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2002 and Amendment No. 1 to the Annual Report that was filed with the SEC on June 11, 2003, we made certain adjustments to the Indonesian GAAP and the related reconciliation with U.S. GAAP amounts previously disclosed for 2001 and 2002 and prior years which were required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments were set forth in Amendment No. 2 to the Annual Report that was filed with the SEC on February 9, 2004 under the heading “Item 5. Restatement of Information Previously Reported.”

Changes in Indonesian GAAP Information Previously Reported

      The adjustments to our Indonesian GAAP consolidated financial statements for the years ended December 31, 2001 and 2002 set forth in Amendment No. 2 to our 2002 Annual Report on Form 20-F primarily related to the accounting for long service awards, deferred income taxes, and business acquisitions, as well as the assumptions underlying TELKOM’s post-retirement healthcare plan. As a result of the adjustments to our Indonesian GAAP financial statements, as set forth in Amendment No. 2 to our 2002 Annual Report on Form 20-F, our consolidated net income for the year ended December 31, 2001 was adjusted downward from Rp.4,250.1 billion to Rp.4,068.4 billion, while consolidated net income for the year ended December 31, 2002 was adjusted downwards from Rp.8,345.3 billion to Rp.8,039.7 billion. We also restated the amount of our stockholders’ equity as of December 31, 2001 from Rp.9,323.6 billion to Rp.9,081.0 billion, and as of December 31, 2002 from Rp.15,899.2 billion to Rp.14,613.6 billion.

Changes in U.S. GAAP Information Previously Disclosed

      In addition to the restatements to TELKOM’s Indonesian GAAP financial statements described above, certain additional adjustments were required for U.S. GAAP purposes primarily relating to our accounting for revenue recognition, deferred income taxes, revenue sharing arrangements and business acquisitions, these adjustments are set forth in Amendment No. 2 to our 2002 Annual Report on Form 20-F. As a result of such adjustments, our consolidated net income under U.S. GAAP for the year ended December 31, 2001 was adjusted from Rp.4,036.6 billion to Rp.4,298.2 billion, while consolidated net income for the year ended December 31, 2002 was adjusted from Rp.9,274.2 billion to Rp.8,587.3 billion. Our stockholders’ equity under U.S. GAAP as of December 31, 2001 was adjusted from Rp.8,240.6 billion to Rp.7,765.5 billion, and as of December 31, 2002 from Rp.15,745.2 billion to Rp.13,910.9 billion.

Reclassifications

      We also described in Amendment No. 2 to our 2002 Annual Report on Form 20-F the reclassification of certain accounts to conform with Indonesian GAAP and U.S. GAAP presentation requirements, but these reclassifications did not affect our consolidated net income for the years ended 2001 and 2002. Please refer to Amendment No. 2 to our 2002 Annual Report on Form 20-F for further information.

Basis of Presentation

Consolidation of TELKOM’s Financial Statements

      TELKOM consolidates its financial statements and those of subsidiaries in which TELKOM has direct ownership interest of more than 50% or where TELKOM controls the subsidiaries.

      TELKOM consolidated Pramindo’s financial statements into its 2002 financial statements from August 2002 when it acquired a controlling interest in Pramindo. TELKOM initially acquired 30% of Pramindo in 2002 and held 45% as of December 31, 2003. TELKOM obtained the legal title to the remaining balance of the shares in Pramindo on March 15, 2004. TELKOM consolidated 100% of Pramindo from the time it acquired 30% of Pramindo in 2002 because it had full control over the management and operations of Pramindo (including the right to vote 100% of Pramindo’s shares and the right to nominate all of Pramindo’s board members) and the right to obtain all of the future economic benefits of ownership of Pramindo as though it owned 100% of the shares, in each case pursuant to the Conditional Sale and Purchase Agreement with the selling shareholders of Pramindo.

Foreign Exchange Translations

      The functional currency of TELKOM and its subsidiaries is the Indonesian Rupiah and the books of accounts of TELKOM and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange rate prevailing at the transaction date. At the balance sheet date, the exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buying and selling rates quoted by Reuters. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,940 and Rp.8,960 to U.S.$1.00 as of December 31, 2002 and Rp.8,430 and Rp.8,450 to U.S.$1.00 as of December 31, 2003. These rates differ from the rates used for convenience translations in this Annual Report, including in the tables appearing in the discussion and analysis below. See Note 2(e) to the consolidated financial statements.

      The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts for 2003 into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,440 to US$1.00 published by Reuters on December 31, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into United States Dollars at this or any other rate of exchange. See Note 3 to the consolidated financial statements.

TELKOM’s Operating Revenues

      The following table sets out TELKOM’s operating revenues, itemized according to TELKOM’s main products and services, for the three years 2001 through 2003, with each item also expressed as a percentage of total operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	6,415.1	39.4	7,264.1	34.9	8,896.9	32.8	1,054.1
Cellular	4,708.0	28.9	6,226.8	29.9	8,458.8	31.2	1,002.2
Revenue under Joint Operation Schemes	2,219.5	13.6	2,128.1	10.2	1,486.3	5.5	176.1
Interconnection revenues	1,423.7	8.7	2,831.3	13.6	4,162.1	15.3	493.1
Data and Internet	673.2	4.1	1,551.6	7.5	3,108.6	11.5	368.3
Network	415.0	2.6	316.1	1.5	517.9	1.9	61.4
Revenue sharing arrangement	264.3	1.6	263.8	1.3	258.5	1.0	30.6
Other telecommunications-related services	165.0	1.1	221.0	1.1	226.9	0.8	26.9

Total Operating Revenues	16,283.8	100.0	20,802.8	100.0	27,116.0	100.0	3,212.7

      Subsequent to an announcement by the DGPT in August 2001 that the Government intended to terminate TELKOM’s exclusive right to provide local and domestic long-distance services, TELKOM’s exclusive right to provide domestic local service was finally terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. TELKOM, however, received its commercial license to provide IDD fixed-line services on May 13, 2004. As a result of the termination of TELKOM’s exclusive right to provide domestic long-distance service, Indosat, a competitor of TELKOM, will be entering the domestic long-distance market and on May 13, 2004 Indosat received its commercial license to provide domestic long-distance services. TELKOM expects that revenues from providing interconnection services to new entrants in the domestic local and domestic long-distance markets will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of these market. With regard to IDD fixed-line services, TELKOM began offering these services to its customers on June 7, 2004 under the “TIC 007” brand. Although TELKOM expects its IDD fixed-line service to be competitive, as of the date of this Annual Report TELKOM can give no assurance as to how these services or the liberalization of the local call and domestic long-distance markets will affect TELKOM’s financial condition and result of operations.

Fixed Line Telephone Revenues

      The components of fixed line revenues are local and domestic long-distance usage charges, monthly subscription charges, installation charges, phone cards and others. Local and domestic long-distance usage charges, monthly subscription charges and installation charges relate to both fixed wireline and fixed wireless telephones.

      Local and domestic long-distance usage and monthly subscription charges are determined by telecommunications operators based on a formula set by the Government that determines maximum tariff levels. The maximum tariff levels apply uniformly throughout Indonesia. TELKOM’s monthly subscription charges are based on a uniform schedule of charges that vary according to the type of user and the type of services provided. Local and domestic long-distance usage charges vary depending on the distance called, duration and time band, while installation charges, phone cards and other services charges are set by individual operators. See Item 5. “Operating Results — A. Overview — Limited Increases in Tariffs.”

      Most fixed line revenues are recognized as services as provided, except the installation charges are recognized as revenue when a fixed line (referred to as an “installation” in the consolidated financial statements) is placed in service. Revenues from phone cards are recognized as deferred income when the phone card sales occur and transferred to revenue upon usage of the units stored on the card or when the card expires, whichever is the earlier.

      Fixed line telephone revenues for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	5,225.7	32.1	5,447.9	26.2	6,561.8	24.2	777.5
Monthly subscription charges	997.7	6.2	1,474.8	7.1	1,948.8	7.2	230.9
Installation charges	98.0	0.6	130.2	0.6	223.1	0.8	26.4
Phone cards	25.4	0.1	29.3	0.1	34.4	0.1	4.1
Others	68.3	0.4	181.9	0.9	128.8	0.5	15.2

Total	6,415.1	39.4	7,264.1	34.9	8,896.9	32.8	1,054.1

Cellular Telephone Revenues

      The main components of cellular telephone revenues are air time charges and monthly subscription charges, which totaled Rp.7,677.9 billion (US$909.7 million) and Rp. 580.6 billion (US$68.8 million), respectively, in 2003. Cellular telephone revenues also include features and connection fee charges.

      Air time charges and monthly subscription charges are determined by telecommunications operators based on maximum tariff levels fixed by the Government. The maximum tariff levels apply uniformly throughout Indonesia. See Item 5. “Operating Results — A. Overview — Limited Increases in Tariffs”. Connection fee charges are determined by individual operators. Only postpaid subscribers pay connection and monthly subscription fees, while prepaid customers generally pay higher air time usage charges. In TELKOM’s consolidated statements of income, a portion of revenues from sales of prepaid starter packs is also recorded as connection fees.

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

      Cellular telephone revenues for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Cellular Telephone Revenues
Air time charges	3,987.8	24.4	5,453.6	26.1	7,677.9	28.3	909.7
Monthly subscription charges	581.6	3.6	593.3	2.9	580.5	2.2	68.8
Connection fee charges	128.5	0.8	172.3	0.8	194.1	0.7	23.0
Features	10.1	0.1	7.6	0.1	6.3	0.0	0.7

Total	4,708.0	28.9	6,226.8	29.9	8,458.8	31.2	1,002.2

Joint Operation Scheme (“KSO”) Revenues

      KSO revenues consist of:

•	Initial payment made by the KSO partners, which is amortized over the life of the KSO Agreement;

•	Minimum TELKOM Revenues (“MTR”), being a specified minimum payment, which is payable monthly; and

•	Distributable TELKOM Revenues (“DTR”), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which is payable monthly.

      KSO Revenues for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
KSO Revenues
Minimum TELKOM Revenues	1,474.2	9.0	1,319.7	6.3	899.9	3.3	106.6
Share in distributable KSO Revenues	732.9	4.5	801.0	3.9	583.0	2.2	69.1
Amortization of unearned initial investor payments under Joint Operation Schemes	12.4	0.1	7.4	0.0	3.4	0.0	0.4

Total	2,219.5	13.6	2,128.1	10.2	1,486.3	5.5	176.1

Interconnection Revenues

      Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM’s fixed line network and Telkomsel’s mobile cellular network. Interconnection revenues also include international roaming by overseas operators to Telkomsel’s mobile cellular network.

      Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by Government regulation. Revenues from interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses. Interconnection revenues are typically accrued initially and settled among operators quarterly and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement. Beginning January 1, 2005, however, interconnection fees will be cost-based, in accordance with MoC regulations, and TELKOM expects that the current interconnection fees will be adjusted.

      Interconnection revenues for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Interconnection Revenues
TELKOM(1)	1,212.3	7.4	2,740.7	13.3	4,069.1	15.0	482.1
Telkomsel(2)	211.4	1.3	90.6	0.3	93.0	0.3	11.0

Total	1,423.7	8.7	2,831.3	13.6	4,162.1	15.3	493.1

(1)	After elimination of unconsolidated net interconnection revenues with Telkomsel.
(2)	After elimination of unconsolidated net interconnection revenues (expense) with TELKOM.

Data and Internet Revenues

      Data and Internet revenue for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Data and Internet Revenue
SMS	344.6	2.1	997.2	4.9	2,205.1	8.2	261.3
Multimedia	218.3	1.3	337.8	1.6	494.7	1.8	58.6
VoIP	25.6	0.2	152.2	0.7	328.3	1.2	38.9
ISDN	84.7	0.5	64.4	0.3	80.5	0.3	9.5

Total	673.2	4.1	1,551.6	7.5	3,108.6	11.5	368.3

Network Revenues

      Network revenue for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Network Revenue
Satellite transponder lease	203.6	1.3	190.2	0.9	270.9	1.0	32.1
Leased line	211.4	1.3	125.9	0.6	247.0	0.9	29.3

Total	415.0	2.6	316.1	1.5	517.9	1.9	61.4

Revenues under Revenue Sharing Arrangements

      Revenue under Revenue Sharing Arrangements for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Revenues Under Revenue Sharing Arrangements
Net share in revenue earned under Revenue Sharing Arrangement	191.5	1.2	211.5	1.0	200.1	0.8	23.7
Amortization of unearned income under Revenue Sharing Arrangement	72.8	0.4	52.3	0.3	58.4	0.2	6.9

Total	264.3	1.6	263.8	1.3	258.5	1.0	30.6

Other Telecommunications-related Services Revenues

      Other telecommunications-related services revenues represent telex and telegram revenues, revenues from the telephone directory business and revenues from cable television service. TELKOM’s revenues from cable television services and telephone directory services have been increasing. However, due to the rapid growth of technology development, telex and telegram revenues are in decline.

TELKOM’s Operating Expenses

      The following table sets out TELKOM’s operating expenses for the three years 2001 through 2003, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$ (million)
	(billion)		(billion)		(billion)
Operating Expenses
Depreciation	2,869.8	17.6	3,473.4	16.7	4,779.5	17.6	566.3
Operations, maintenance and telecommunications services	2,149.9	13.2	2,290.2	11.0	3,338.7	12.3	395.6
Personnel	2,281.2	14.0	4,387.6	21.1	4,440.1	16.4	526.1
General and administrative	1,343.5	8.3	1,146.3	5.5	2,078.8	7.7	246.3
Marketing	220.0	1.3	375.1	1.8	502.9	1.9	59.6

Total Operating Expenses	8,864.4	54.4	11,672.6	56.1	15,140.0	55.8	1,793.9

Depreciation Expense

      Depreciation expense relates to TELKOM’s property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing in the month such assets were placed into service. See notes 2k, 2l, 2m, 13 and 15 to the consolidated financial statements.

      In accordance with Indonesian GAAP, TELKOM capitalizes interest costs and foreign exchange gains or losses for assets under construction and depreciates these amounts over the useful lives of the assets to which they relate. In 2001, 2002 and 2003, TELKOM capitalized interest costs for assets under construction of Rp.8.1 billion, Rp.20.1 billion and Rp.22.9 billion (US$2.7 million), respectively. TELKOM capitalized foreign exchange losses (gain) for assets under construction of Rp.1.7 billion, (Rp.27.6 billion) and nil in 2001, 2002 and 2003, respectively.

Operations, Maintenance and Telecommunications Services Expense

      Operations, maintenance and telecommunications services expense for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$
	(billion)		(billion)		(billion)		(million)
Operations, Maintenance and Telecommunications Services Expense
Operations and maintenance	891.4	5.5	1,042.6	5.0	1,744.8	6.4	206.7
Radio frequency usage charges	101.3	0.6	292.7	1.4	371.7	1.4	44.1
Electricity, gas and water	157.1	1.0	219.9	1.1	300.4	1.1	35.6
Cost of phone cards	173.4	1.1	197.7	1.0	181.3	0.7	21.5
Concession fees	63.6	0.4	163.9	0.8	239.0	0.9	28.3
Insurance	67.8	0.4	142.9	0.7	157.1	0.6	18.6
Leased line	82.9	0.5	103.6	0.5	127.0	0.5	15.1
Motor vehicles	38.2	0.2	80.0	0.3	115.7	0.4	13.7
Travel	15.7	0.1	16.5	0.1	29.8	0.1	3.5
Telephone kiosks’ commissions	520.9	3.2	—	—	—	—	—
Others	37.6	0.2	30.4	0.1	71.9	0.2	8.5

Total	2,149.9	13.2	2,290.2	11.0	3,338.7	12.3	395.6

Personnel Expense

      The main components of personnel expenses in 2003 were salaries and related allowances, which were Rp.1,574.2 billion (US$186.5 million) and vacation pay, incentives and other allowances, which were Rp.816.1 billion (US$96.7 million).

      Personnel expense for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$
	(billion)		(billion)		(billion)		(million)
Personnel Expense
Salaries and related allowances	883.4	5.4	1,410.7	6.8	1,574.2	5.8	186.5
Vacation pay, incentives and other allowances	364.7	2.2	655.5	3.2	816.1	3.0	96.7
Severance for early retirement plan	140.0	0.9	717.3	3.4	355.7	1.3	42.1
Long service awards	94.5	0.6	289.9	1.4	207.1	0.8	24.5
Net periodic pension cost	86.2	0.5	362.3	1.7	190.9	0.7	22.6
Employee income tax	132.9	0.8	201.5	1.0	468.8	1.7	55.5
Net periodic post-retirement benefit cost	374.5	2.3	616.5	3.0	641.4	2.4	76.0
Housing	93.3	0.6	89.5	0.4	116.9	0.4	13.9
Medical	81.7	0.5	28.2	0.1	9.7	0.0	1.2
Others	30.0	0.2	16.2	0.1	59.3	0.2	7.0

Total	2,281.2	14.0	4,387.6	21.1	4,440.1	16.3	526.1

General and Administrative Expense

      The main components of general and administrative expenses in 2003 were amortization of intangible assets, which totaled Rp.730.7 billion (US$86.6 million), arising from the acquisitions of Dayamitra, Pramindo and AriaWest, and provisions for doubtful accounts and inventory obsolescence, which totaled Rp.326.4 billion (US$38.7 million).

      General and administrative expense for the three years 2001 through 2003 are set out below, with each item also expressed as a percentage of operating revenues:

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$
	(billion)		(billion)		(billion)		(million)
General and Administrative Expense
Provision for doubtful accounts and inventory obsolescence	342.9	2.1	31.1	0.1	326.4	1.2	38.7
Professional fees	325.3	2.0	219.0	1.0	115.6	0.4	13.7
Collection expenses	181.9	1.1	224.8	1.1	273.8	1.0	32.4
Training, education and recruitment	147.3	0.9	122.1	0.6	126.9	0.5	15.0
Travel	92.8	0.6	111.4	0.5	144.7	0.5	17.1
Amortization of intangible assets	55.7	0.4	188.0	0.9	730.7	2.7	86.5
Security and screening	48.8	0.3	77.1	0.4	110.3	0.4	13.1
Printing and stationery	37.6	0.2	43.5	0.2	50.5	0.2	6.0
Meetings	26.5	0.2	31.7	0.2	42.8	0.2	5.1
Research and development	39.5	0.2	10.5	0.1	9.1	0.0	1.1
General and social contribution	36.8	0.2	69.4	0.3	113.8	0.4	13.5
Others	8.4	0.3	17.7	0.1	34.2	0.1	4.1

Total	1,343.5	8.3	1,146.3	5.5	2,078.8	7.6	246.3

Marketing Expense

      Marketing expense consists of advertising, customer education, promotions and customer research expenses.

	Year ended December 31,

	2001		2002		2003		2003

	Rp.	%	Rp.	%	Rp.	%	US$
	(billion)		(billion)		(billion)		(million)
Marketing Expense
Advertising	169.8	1.0	310.3	1.5	381.7	1.4	45.2
Customer education	40.6	0.2	52.3	0.2	102.2	0.4	12.1
Others	9.6	0.1	12.5	0.1	19.0	0.1	2.3

Total	220.0	1.3	375.1	1.8	502.9	1.9	59.6

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2002

Operating Revenues.

      Total operating revenues grew by Rp.6,313.2 billion, or 30.3%, from Rp.20,802.8 billion in 2002 to Rp.27,116.0 billion (US$3,212.7 million) in 2003. Operating revenues increased for fixed line, cellular, interconnection, data and Internet and network.

      The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for KSO III Unit as a result of TELKOM’s acquisition and subsequent consolidation of AriaWest in July 2003.

Fixed Line Telephone Revenues.

      Fixed line revenues grew by Rp.1,632.8 billion, or an increase of 22.5%, from Rp.7,264.1 billion in 2002 to Rp.8,896.9 billion (US$1,054.1 million) in 2003. Local and domestic long distance revenue for 2003 increased by Rp.1,113.9 billion, or an increase of 20.4%, from Rp.5,447.9 billion in 2002 to Rp.6,561.8 billion (US$777.5 million) in 2003. Monthly subscription charges increased by Rp.474.0 billion, or an increase of 32.1%, from Rp.1,474.8 billion in 2002 to Rp.1,948.8 billion (US$230.9 million) in 2003. Installation charges increased by Rp.92.9 billion, or an increase of 71.3%, from Rp.130.2 billion in 2002 to Rp.223.1 billion (US$26.4 million) in 2003.

      The increases were primarily attributable to:

•	increases of 18.0% and 13.0% in usage for DLD and local call services, respectively, which generate revenue based on number of pulses.

•	9.4% growth in the number of fixed lines in service in the non-KSO and KSO regions, including kiosk phones, from 7,750,035 lines as of December 31, 2002 to 8,479,115 lines as of December 31, 2003, particularly 23.1% growth in the number of fixed lines in service in the non-KSO regions, which led to a 71.3% increase in installation fees, to Rp.223.1 billion.

•	the consolidation of KSO III Unit revenues, as a result of TELKOM’s acquisition of AriaWest on July 31, 2003, which contributed Rp.482.3 billion (US$47.3 million) to the increase in operating revenues.

      Revenues from phone cards for 2003 increased by Rp.5.1 billion to Rp.34.4 billion (US$4.1 million), an increase of 17.4% compared to 2002, due to increased usage.

      Revenue from others decreased by Rp.53.1 billion to Rp.128.8 billion (US$15.3 million), a decline of 29.2% compared to 2002, primarily due to a decline in revenues from coin-operated public telephones.

Cellular Telephone Revenues.

      Cellular telephone revenues grew by Rp.2,232.0 billion, or an increase of 35.8%, from Rp.6,226.8 billion in 2002 to Rp.8,458.8 billion (US$1,002.2 million) in 2003. Air time charges for 2003 increased by Rp.2,224.3 billion to Rp.7,677.9 billion (US$909.7 million), an increase of 40.8% compared to 2002. Monthly subscription charges decreased by Rp.12.8 billion to Rp.580.6 billion (US$68.8 million), a decline of 2.2%. Connection fee charges increased by Rp.21.8 billion to Rp.194.1 billion (US$23.0 million), an increase of 12.6%.

      The increase was primarily attributable to 60% growth in Telkomsel’s total cellular subscribers, from 6,010,772 subscribers as of December 31, 2002 to 9,588,807 subscribers as of December 31, 2003. This increase was caused by a 38.7% growth in net-additional subscribers from 2,578,740 subscribers as of December 31, 2002 to 3,578,035 subscribers as of December 31, 2003. Postpaid subscribers grew by 9.1% to 1,007,034 subscribers and prepaid subscribers grew by 68.7% to 8,581,773 subscribers, in each case as of December 31, 2003.

      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 84.6% as of December 31, 2002 to 89.5% as of December 31, 2003. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, and despite an increase in postpaid monthly ARPU, blended monthly ARPU decreased from approximately Rp.145,000 in 2002 to approximately Rp.123,000 (US$14.6) in 2003. Increased SMS traffic also contributed to the decline in ARPU.

Interconnection Revenues.

      Net interconnection revenues grew by Rp.1,330.8 billion, or an increase of 47.0%, from Rp.2,831.3 billion in 2002 to Rp.4,162.1 billion (US$493.1 million) in 2003. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network).

      Net interconnection revenues from TELKOM’s fixed line network increased by Rp.1,328.7 billion to Rp.4,069.1 billion (US$482.1 million) in 2003, an increase of 48.5% compared to 2002. This increase primarily resulted from an increase in cellular phone traffic. Net interconnection revenue from Telkomsel’s mobile cellular network increased slightly by Rp.2.4 billion to Rp.93.0 billion (US$11.0 million) in 2003, an increase of 2.7%.

      Interconnection revenues involving international direct dialing IDD calls decreased by 46.6%, from Rp.344.5 billion in 2002 to Rp.184.1 billion (US$21.8 million) in 2003, primarily due to a decrease in incoming IDD traffic. IDD traffic has decreased significantly primarily due to competition from VoIP providers.

KSO Revenues.

      KSO revenues declined by Rp.641.8 billion, or 30.2%, from Rp.2,128.1 billion in 2002 to Rp.1,486.3 billion (US$176.1 million) in 2003. MTR decreased by Rp.419.8 billion, or 31.8%, from Rp.1,319.7 billion in 2002 to Rp.899.9 billion (US$106.6 million) in 2003. DTR decreased by Rp.218.0 billion, or 27.2%, from Rp.801.0 billion in 2002 to Rp.583.0 billion (US$69.1 million) in 2003. Amortization of unearned initial payments decreased by Rp.4.0 billion to Rp.3.4 billion (US$0.4 million) in 2003, a decrease of 53.7%.

      The decrease in KSO revenues was attributable to the acquisition of AriaWest (KSO Unit III) in 2003 and primarily reflected a portion of KSO revenues from AriaWest that were consolidated to TELKOM under fixed line revenues rather than under KSO revenues.

      Fixed lines in service in the KSO regions decreased 28.5%, from 2,039,608 lines as of December 31, 2002 to 1,449,066 lines as of December 31, 2003 due to the exclusion of AriaWest following its acquisition by TELKOM.

Data and Internet Revenues.

      Data and Internet revenues grew by Rp.1,557.0 billion, or 100.3%, from Rp.1,551.6 billion in 2002 to Rp.3,108.6 billion (US$368.3 million) in 2003, mainly attributed to the significant growth in SMS traffic from Telkomsel subscribers, increased usage of TELKOMNet Instant and the increased usage of TELKOM’s VoIP service. SMS revenues for 2003 increased by Rp.1,207.9 billion to Rp.2,205.1 billion (US$261.3 million), an increase of 121.1%. Multimedia revenues for 2003 increased by Rp.156.9 billion to Rp.494.7 billion (US$58.6 million), an increase of 46.5% compared to 2002. VoIP revenues for 2003 increased by Rp.176.1 billion to Rp.328.3 billion (US$38.9 million), an increase of 115.7% compared to 2002. ISDN revenues for 2003 increased by Rp.16.1 billion to Rp.80.5 billion (US$9.5 million), an increase of 25.0% compared to 2002.

Network Revenues.

      Network revenues increased by Rp.201.8 billion, or 63.8%, from Rp.316.1 billion in 2002 to Rp.517.9 billion (US$61.4 million) in 2003. Satellite transponder revenues for 2003 increased by Rp.80.7 billion to Rp.270.9 billion (US$32.1 million), an increase of 42.4% compared to 2002, primarily due to an increase in the number of transponder leases. Leased line revenues for 2003 increased by Rp.121.1 billion to Rp.247.0 billion (US$29.3 million), an increase of 96.2% compared to 2002, as a result of an increase in the number of customers who took advantage of the absence of any increase in TELKOM’s leased line tariffs.

Revenues under Revenue Sharing Arrangements (“PBHs”).

      Revenues under Revenue Sharing Arrangements decreased by Rp.5.3 billion, or 2.0%, from Rp.263.8 billion in 2002 to Rp.258.5 billion (US$30.6 million) in 2003, mainly due to the termination of certain revenue sharing arrangements. Net share for revenue earned under revenue sharing arrangements for 2003 decreased by Rp.11.4 billion to Rp.200.1 billion (US$23.7 million). Amortization of unearned income under revenue sharing arrangements for 2003 increased by Rp.6.1 billion to Rp.58.4 billion (US$6.9 million), an increase of 11.7% compared to 2002.

Other Telecommunications-related Services Revenues.

      Other telecommunications-related service revenues increased by Rp.5.9 billion, or 2.7%, from Rp.221.0 billion in 2002 to Rp.226.9 billion (US$26.9 million) in 2003 mainly due to the consolidation of Metra in 2003 and an increase in revenue from cable television services, as well as an increase in revenue from telephone directory services, offset in part by the continued decline in telex and telegram usage.

Operating Expenses.

      Total operating expenses grew by Rp.3,467.4 billion, or 29.7%, from Rp.11,672.6 billion in 2002 to Rp.15,140.0 billion (US$1,793.9 million) in 2003. The increase was mainly attributable to substantial increases in depreciation and operation, maintenance and telecommunications services expense, as well in general and administrative expense.

Personnel Expenses.

      Personnel expenses grew by Rp.52.5 billion, or 1.2%, from Rp.4,387.6 billion in 2002 to Rp.4,440.1 billion (US$526.1 million) in 2003. The main contributor to the increase was the acquisition of AriaWest, as well as the consolidation of subsidiaries, such as Metra, Napsindo and PII. This led to an increase in recurring employee expenses, as follows:

•	salaries and related benefits increased by Rp.163.5 billion to Rp.1,574.2 billion (US$186.5 million), an increase of 11.6%;

•	vacation pay, incentives and other allowances increased by Rp.160.6 billion to Rp.816.1 billion (US$96.7 million), an increase of 24.5%; and

•	employee income tax increased by Rp.267.3 billion to Rp.468.8 billion (US$55.5 million), an increase of 132.7%, primarily due to the payment of significant withholding tax on payments under TELKOM’s early retirement program.

      These increases offset significant declines in early retirement costs, net periodic pension costs and medical expenses. Early retirement costs decreased by Rp.361.6 billion to Rp.355.7 billion (US$42.1 million), a decline of 50.4% compared to 2002, due to a decline in the number of employees retiring under TELKOM’s early retirement program. Net periodic pension costs declined by Rp.171.4 billion to Rp.190.9 billion (US$22.6 million), a decline of 47.3%, reflecting a decline in the number of employees eligible for TELKOM’s pension plan.

      Other components of personnel expenses did not contribute significantly to operating expenses in 2003.

Depreciation Expense.

      Depreciation expense grew by Rp.1,306.1 billion, or 37.6%, from Rp.3,473.4 billion in 2002 to Rp.4,779.5 billion (US$566.3 million) in 2003, primarily as a result of TELKOM’s and Telkomsel’s depreciation expense increasing significantly, reflecting continued capital expenditures in TELKOM’s transmission network and backbone, as well as its access network, and Telkomsel’s BTSs and transmitting and receiving exchanges.

Operations, Maintenance and Telecommunications Services Expense.

      Operations, maintenance and telecommunications services expenses grew by Rp.1,048.5 billion, or 45.8%, from Rp.2,290.2 billion in 2002 to Rp.3,338.7 billion (US$395.6 million) in 2003. The increase was mainly attributable to:

•	an increase in operations and maintenance expenses by Rp.702.2 billion to Rp.1,744.8 (US$206.7 million), an increase of 67.4%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in the number of Telkomsel’s BTSs, which grew by 38.4% to 4,820 in 2003, and the increase in the number of Telkomsel’s transmitting and receiving exchanges;

•	total radio frequency usage charges increased by Rp.79.0 billion to Rp.371.7 billion (US$44.0 million) in 2003, an increase of 27.0%, primarily due to a 26.1% increase in usage charges by Telkomsel of Rp.73.2 billion from Rp.280.4 billion in 2002 to Rp.353.6 billion (US$41.9 million) in 2003, in line with the 38.4% increase in the number of BTSs from 3,483 in 2002 to 4,820 in 2003;

•	total concession fees increased by Rp.75.1 billion to Rp.239.0 billion (US$28.4 million) in 2003, an increase of 45.8% due to an increase in the revenues of TELKOM and Telkomsel; and

•	gas, electricity and water charges increased by 36.6%, from Rp.219.9 billion in 2002 to Rp.300.4 billion (US$35.6 million) in 2003, reflecting primarily the consolidation of the gas electricity and water charges of AriaWest and other subsidiaries, as well as an increase in electricity and gas rates in 2003 compared to 2002.

      Other components of operations, maintenance and telecommunications service expense did not contribute significantly to operating expenses in 2003.

General and Administrative Expense.

      General and administrative expense increased by Rp.932.5 billion, or 81.3%, from Rp.1,146.3 billion in 2002 to Rp.2,078.8 billion (US$246.3 million) in 2003. In particular, in 2003:

•	amortization of intangible assets increased by Rp.542.7 billion to Rp.730.7 billion (US$86.6 million), or 288.7%, mainly due to additional amortization of intangible assets arising from the acquisitions of AriaWest;

•	provision for doubtful accounts and inventory obsolescence increased by Rp.295.3 billion to Rp.326.4 billion (US$38.7 million) in 2003, primarily due to an increase in TELKOM and Telkomsel customer defaults and, in addition, the amount for 2003 represented TELKOM’s provisions for doubtful accounts following the reversal in 2002 of certain provisions for doubtful accounts as a result of the settlement of TELKOM’s dispute with AriaWest.

•	collection costs increased by Rp.49.0 billion to Rp.273.8 billion (US$32.4 million), an increase of 21.8%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	general and social contribution increased by Rp.44.4 billion to Rp.113.8 billion (US$13.5 million), an increase of 63.9%, reflecting TELKOM’s various charitable donations and community services;

•	security and screening increased by Rp.33.2 billion to Rp.110.3 billion (US$13.1 million), an increase of 43.1%, primarily due to the consolidation of the KSO III Unit; and

•	professional fees decreased by Rp.103.4 billion, or 47.2%, to Rp.115.6 billion (US$13.7 million) in 2003, principally due to a decline in financial advisory and legal fees in 2003.

      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2003.

Marketing Expense.

      Marketing expense grew by Rp.127.8 billion, or 34.1%, from Rp.375.1 billion in 2002 to Rp.502.9 billion (US$59.6 million) in 2003. The increase was primarily due to TELKOM’s marketing campaign for its new services, primarily for TELKOMFLexi, as well as an increase in Telkomsel’s marketing expense, primarily for sales support and customer loyalty programs.

Operating Income and Operating Margin

      As a result of the foregoing, operating income grew by Rp.2,845.7 billion, or 31.2%, from Rp.9,130.2 billion in 2002 to Rp.11,975.9 billion (US$1,419.0 million) in 2003. TELKOM’s operating margin increased from 43.9% in 2002 to 44.2% in 2003 due to the higher growth of operating revenues (30.4%) compared to the growth of operating expense (29.7%).

Other Income (Expense)

      Other income (net) declined by Rp.3,142.8 billion from a net income of Rp.2,618.7 billion in 2002 to a net expense of Rp.524.1 billion (US$62.1 million) in 2003, primarily due to absence of the one-time gain of Rp.3,196.4 billion on sale of 12.72% of Telkomsel to SingTel. TELKOM’s interest income decreased by 23.7% to Rp.366.0 billion (US$43.4 million). Gain on foreign exchange-net also declined from Rp.556.6 billion in 2002 to Rp.126.1 billion (US$14.9 million) in 2003.

      These decreases offset a 12.6% decline in TELKOM’s interest expense from Rp.1,582.7 billion in 2002 to Rp.1,383.4 billion (US$163.9 million) in 2003, as well as an increase in Others-net to Rp.364.3 billion (US$43.2 million).

Interest Income.

      Interest income declined by Rp.113.8 billion, or 23.7%, from Rp.479.8 billion in 2002 to Rp.366.0 billion (US$43.4 million) in 2003, primarily due to the decline in floating interest rates for both Rupiah- and U.S. Dollar-denominated deposits in 2003, as well as a 64.2% decline in TELKOM’s short-term investments in 2003.

Interest Expense.

      Interest expenses declined by Rp.199.3 billion, or 12.6%, from Rp.1,582.7 billion in 2002 to Rp.1,383.4 billion (US$163.9 million) in 2003, reflecting primarily the decline in floating interest rates for TELKOM’s Rupiah-and U.S. Dollar-denominated debt in 2003.

Gain (Loss) on Foreign Exchange-net.

      Gain (loss) on foreign exchange-net decreased by Rp.430.5 billion from a net gain of Rp.556.6 billion in 2002 to a net gain of Rp.126.1 billion (US$14.9 million) in 2003, primarily due to the decline in the aggregate amount of TELKOM’s assets that were denominated in foreign currencies, as well as to the greater stability of the Rupiah against such foreign currencies in 2003.

Equity in Net Income (Loss) of Associated Companies.

      TELKOM’s equity in net income (loss) of associated companies decreased by Rp.1.8 billion from a net gain of Rp.4.6 billion in 2002 to a net gain of Rp.2.8 billion (US$0.3 million) in 2003, primarily due to the decrease in equity in the net income of CSM and the decline in TELKOM’s ownership interest in Telesera and Metrosel.

Others (Net).

      Others (net) increased by Rp.400.3 billion, from other expense (net) of Rp.36.0 billion in 2002 to other income (net) of Rp.364.3 billion (US$43.2 million) in 2003. In 2003, Others (net) included the following significant income and expense items:

•	Rp.248.6 billion (US$29.5 million) in income from fines from late-paying subscribers;

•	gain on sale of fixed assets (net), primarily property, plant and equipment, amounting to Rp.182.9 billion (US$21.7 million).

      Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2003.

Income Before Tax and Pre-Tax Margin

      As a result of the foregoing, income before tax declined by Rp.297.1 billion, or 2.5%, from Rp.11,748.9 billion in 2002 to Rp.11,451.8 billion (US$1,356.9 million) in 2003. Pre-tax margin decreased from 56.5% in 2002 to 42.2% in 2003.

Income Tax Expense

      Income tax expense grew by Rp.962.1 billion, or 33.2%, from Rp.2,899.0 billion in 2002 to Rp.3,861.1 billion (US$457.5 million) in 2003. The effective tax rate increased from 24.7% of income before tax in 2002 to 33.7% of income before tax in 2003. The increase in the effective tax rate was mainly attributable to the absence in 2003 of the one-time adjustment to TELKOM’s taxable income arising from the sale by TELKOM to SingTel in 2002 of a 12.72% interest in Telkomsel. Without the adjustment, TELKOM’s effective tax rate for 2002 would have been 32.9%.

Minority Interest in Net Income of Subsidiaries

      Minority interest in the net income of subsidiaries increased by Rp.693.3 billion, or 85.6%, from Rp.810.2 billion in 2002 to Rp.1,503.5 billion (US$178.1 million) in 2003. The increase was primarily due to the significant increase in the net income of Telkomsel for 2003.

Net Income

      As a result of the foregoing, net income declined by Rp.1,952.5 billion, or 24.3%, from Rp.8,039.7 billion in 2002 to Rp.6,087.2 billion (US$721.2 million) in 2003. TELKOM’s margin decreased from 38.7% in 2002 to 22.5% in 2003. The lower net income resulted in a decrease in basic earnings per share from Rp.797.6 in 2002 to Rp.603.9 in 2003.

Equity

      Total shareholders’ equity increased by Rp.2,699.3 billion, or 18.5%, from Rp.14,613.6 billion in 2002 to Rp.17,312.9 billion (US$2,051.3 million) in 2003. The increase in total shareholders’ equity was attributable primarily to the increase in retained earnings due to net income for the year 2003 of Rp.6,087.2 billion (US$721.2 million). In May 2003, TELKOM declared a cash dividend of Rp.3,338.1 billion (US$395.5 million).

Retained Earnings.

      Appropriated and unappropriated retained earnings grew by Rp. 2,749.1 billion, or 18.2%, from Rp.15,128.9 billion in 2002 to Rp.17,878.0 billion (US$2,118.2 million) in 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001

Operating Revenues.

      Total operating revenues grew by Rp.4,519.0 billion, or 27.8%, from Rp.16,283.8 billion in 2001 to Rp.20,802.8 billion in 2002. Operating revenues increased for fixed line, cellular, interconnection and data and Internet. The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for the KSO I Unit as a result of TELKOM’s acquisition and consequent consolidation of Pramindo in 2002.

Fixed Line Telephone Revenues.

      Fixed line revenues grew by Rp.848.9 billion, or an increase of 13.2%, from Rp.6,415.1 billion in 2001 to Rp.7,264.1 billion in 2002. Local and domestic long distance revenue for 2002 increased by Rp.222.2 billion, or an increase of 4.3%, from Rp.5,225.7 billion in 2001 to Rp.5,447.9 billion in 2002. Monthly subscription charges increased by Rp.477.2 billion, or an increase of 47.8%, from Rp.997.7 billion in 2001 to Rp.1,474.8 billion in 2002. Installation charges increased by Rp.32.2 billion, or an increase of 32.9%, from Rp.98.0 billion in 2001 to Rp.130.2 billion in 2002.

      The increases were primarily attributable to:

•	7.4% growth in the number of fixed lines in service in the non-KSO and KSO regions, including kiosk phones, from 7,218,938 lines at December 31, 2001 to 7,750,035 lines at December 31, 2002, particularly 33.7% growth in the non-KSO regions; and

•	the consolidation of KSO I Unit revenues, as a result of TELKOM’s acquisition of Pramindo on August 15, 2002, which contributed Rp.364.4 billion to the increase in operating revenues.

      Revenues from phone cards for 2002 increased by Rp.3.8 billion to Rp.29.3 billion, an increase of 15.0% compared to 2001. The increase in phone card revenues was primarily due to a one-time expense incurred by TELKOM in 2001 for the termination of a revenue sharing arrangement with a vendor that previously issued phone cards on behalf of TELKOM, as well as the consolidation of the revenues of Regional Division I in 2002. Revenue from others increased by Rp.113.5 billion to Rp.181.9 billion, an increase of 166.1% compared to 2001. Revenue from others increased significantly due to an increase in revenue from premium-paid calls.

Cellular Telephone Revenues.

      Cellular telephone revenues grew by Rp.1,518.8 billion, or an increase of 32.3%, from Rp.4,708.0 billion in 2001 to Rp.6,226.8 billion in 2002. Air time charges for 2002 increased by Rp.1,465.8 billion to Rp.5,453.6 billion, an increase of 36.8% compared to 2001. Monthly subscription charges increased by Rp.11.8 billion to Rp.593.3 billion, an increase of 2.0%. Connection fee charges increased by Rp.43.8 billion to Rp.172.3 billion, an increase of 34.0%.

      The increases were primarily attributable to:

•	84.8% growth in Telkomsel’s total cellular subscribers, from 3,252,032 subscribers in 2001 to 6,010,772 subscribers in 2002, which was caused by 76.3% growth in net-additional subscribers from 1,564,693 subscribers in 2001 to 2,758,740 subscribers in 2002. In addition, 6.7% growth in postpaid subscribers to 923,005 subscribers and 113.2% growth in prepaid subscribers to 5,087,767 at December 31, 2002; and

•	3.8% growth in postpaid monthly ARPU to Rp.298,000, offset by a 7.2% decline in prepaid monthly ARPU to Rp.103,000 in 2002 due in part to Telkomsel’s attraction of additional low-usage customers and the upgrading of the high-usage prepaid customers to postpaid.

      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers increased from 73.4% in 2001 to 84.6% in 2002. As a result of the change in the subscriber mix and despite an increase in postpaid monthly ARPU, blended monthly ARPU decreased from approximately Rp.171,000 in 2001 to approximately Rp.145,000 in 2002.

Interconnection Revenues.

      Net interconnection revenues grew by Rp.1,407.6 billion, or an increase of 98.9%, from Rp.1,423.7 billion in 2001 to Rp.2,831.3 billion in 2002. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network).

      Net interconnection revenues from TELKOM’s fixed line network increased by Rp.1,528.4 billion to Rp.2,740.7 billion, an increase of 126.1% compared to 2001. This increase primarily resulted from an increase in cellular phone traffic and the consolidation of Pramindo. Net interconnection revenue from Telkomsel’s mobile cellular network decreased by Rp.120.8 billion to Rp.90.6 billion, a decrease of 57.1%, due to the additional elimination of revenues related to consolidation of KSO I.

      In 2002 as compared to 2001, interconnection revenues involving international direct dialing IDD calls increased by 195.0%, from Rp.116.8 billion to Rp.344.5 billion primarily due to an increase in incoming IDD traffic.

KSO Revenues.

      KSO revenues declined by Rp.91.5 billion, or 4.1%, from Rp.2,219.5 billion in 2001 to Rp.2,128.1 billion in 2002. MTR decreased by Rp.154.5 billion, or 10.5%, from Rp.1,474.2 billion in 2001 to Rp.1,319.7 billion in 2002. DTR increased by Rp.68.0 billion, or 9.3%, from Rp.732.9 billion in 2001 to Rp.801.0 billion in 2002. Amortization of unearned initial payments decreased by Rp.5.0 billion to Rp.7.4 billion, a decrease of 40.3%.

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

Data and Internet Revenues.

      Data and Internet revenues grew by Rp.878.4 billion, or 130.5%, from Rp.673.2 billion in 2001 to Rp.1,551.6 billion in 2002, mainly attributed from the significant growth in SMS and VoIP services. SMS revenues for 2002 increased by Rp.652.6 billion to Rp.997.2 billion, an increase of 189.4%. Multimedia revenues for 2002 increased by Rp.119.5 billion to Rp.337.8 billion, an increase of 54.7% compared to 2001 that was driven by additional subscribers. VoIP revenues for 2002 increased by Rp.126.6 billion to Rp.152.2 billion, an increase of 494.8% compared to 2001 as TELKOM only introduced its VoIP services at the end of 2001.

Network Revenues.

      Network revenues declined by Rp.98.8 billion, or 23.8%, from Rp.415.0 billion in 2001 to Rp.316.1 billion in 2002. Satellite transponder revenues for 2002 declined by Rp.13.3 billion to Rp.190.2 billion, a decline of 6.6% compared to 2001, primarily due to a reduction in the number of subscribers resulting from an over-supply of satellite transponders, as well as the impact of Rupiah appreciation against the U.S. Dollar in the U.S. Dollar-denominated tariff. Leased line revenues for 2002 declined by Rp.85.5 billion to Rp.125.9 billion, a decline of 40.5% compared to 2001, as a result of further elimination due to the consolidation of Pramindo and, to a lesser degree, from a decrease in demand from some major customers who chose to develop their own network in certain high traffic areas.

Revenues under Revenue Sharing Arrangements (“PBH”).

      Revenues under Revenue Sharing Arrangements decreased by Rp.0.5 billion, or 0.2%, from Rp.264.3 billion in 2001 to Rp.263.8 billion in 2002, mainly due to the termination of certain revenue sharing arrangements. Net share for revenue earned under revenue sharing arrangement for 2002 increased by Rp.20.0 billion to Rp.211.5 billion, an increase of 10.5% compared to 2001 due to an increase in the number of lines in service and the applicable tariffs during 2002. Amortization of unearned income under revenue sharing arrangements for 2002 decreased by Rp.20.5 billion to Rp.52.3 billion, a decline of 28.2% compared to 2001, due to the termination of certain revenue sharing arrangements.

Other Telecommunications-related Services Revenues.

      Other telecommunications-related service revenues increased by Rp.56.0 billion, or 33.9%, from Rp.165.0 billion in 2001 to Rp.221.0 billion in 2002 mainly due to an increase in revenue from call centers, as well as an increase in revenue from telephone directory services. In addition, there was also a decrease in telex and telegram usage due to the increase usage of facsimile.

     Operating Expenses.

      Total operating expenses grew by Rp.2,808.2 billion, or 31.7%, from Rp.8,864.4 billion in 2001 to Rp.11,672.6 billion in 2002. The increase was mainly attributable to a substantial increase in personnel expense, as well as increases in marketing, depreciation and operation, maintenance and telecommunications services expense, slightly offset by a decline in general and administrative expense.

Personnel Expenses.

      Personnel expenses grew by Rp.2,106.3 billion, or 92.3%, from Rp.2,281.2 billion in 2001 to Rp.4,387.6 billion in 2002. The main contributor to the increase are:

      (i) The increase of non-recurring employee expenses:

•	severance for early retirement plan increased by Rp.577.3 billion to Rp.717.3 billion, an increase of 412.4% compared to 2001, primarily reflecting early retirement that was accrued in 2002; and

•	net periodic pension cost increased by Rp.276.1 billion to Rp.362.3 billion, an increase of 320.1%, reflecting the increase of pension benefit.

      (ii) The increase of recurring employee expenses:

•	vacation pay (mainly long-leave allowances), incentives and other allowances increased by Rp.290.8 billion to Rp.655.5 billion, an increase of 79.7%, reflecting primarily new bonus scheme introduced in 2002 which amounted to Rp.171.0 billion and the consolidation of KSO I Unit and Pramindo vacation pay, incentives and other allowances;

•	long service awards increased by Rp.195.4 billion to Rp.289.9 billion, an increase of 206.7%, due to the introduction of long leave allowance payable by TELKOM to eligible employees; and

•	net periodic post-retirement benefit cost increased by Rp.242.0 billion to Rp.616.5 billion, an increase of 64.6%, primarily due to an increased number of pensioners from the early-retirement program.

      Meanwhile, employee income tax increased by Rp.68.6 billion to Rp.201.5 billion, an increase of 51.7%, reflecting primarily increase in salary and the benefits paid under the early-retirement program.

      Other components of personnel expenses did not contribute significantly to operating expenses in 2002.

Depreciation Expense.

      Depreciation expenses grew by Rp.603.6 billion, or 21.0%, from Rp.2,869.8 billion in 2001 to Rp.3,473.4 billion in 2002, primarily as a result of the consolidation of Pramindo’s depreciation expense amounting to Rp.93.2 billion, as well as the increase of Telkomsel’s depreciation expense amounting to Rp.467.9 billion reflecting continued capital expenditures.

Operations, Maintenance and Telecommunications Services Expense.

      Operation, maintenance and telecommunications services expenses grew by Rp.140.3 billion, or 6.5%, from Rp.2,149.9 billion in 2001 to Rp.2,290.2 billion in 2002. The increase was mainly attributable to:

•	the consolidation of relevant Pramindo expenses in the various components of operation, maintenance and telecommunications services expenses in 2002, which amounted to Rp.57.4 billion;

•	total radio frequency usage charges increased by Rp.191.4 billion, mainly contributed from the increase in usage charges from Telkomsel by Rp.191.8 billion from Rp.88.6 billion in 2001 to Rp.280.4 billion in 2002, or 216.5%, in line with the 74.6% increase in the number of BTS from 1,995 in 2001 to 3,483 in 2002;

•	total concession fees increased by Rp.100.3 billion or 157.8% compared to 2001 due to an increase in the applicable tariff payable by Telkomsel to the Government and an increase in the number of Telkomsel’s BTSs;

•	gas, electricity and water charges increased by 40.0% reflecting primarily higher electricity and gas charges as a result of higher rates charged by the Government for these services in 2002;

•	total insurance expense increased by Rp.75.1 billion, or 110.9% reflecting higher insurance coverage due to the consolidation of Pramindo and an increase in the number of insurable fixed assets; and

•	cost of phone cards increased by Rp.24.3 billion to Rp.197.7 billion, an increase of 14.0%, reflecting higher procurement of phone cards to supply increased sales of SIM cards and refill vouchers for Telkomsel’s prepaid mobile cellular services.

      Distributors and telephone kiosk’ commissions decreased by Rp.520.9 billion due to the change in the Company’s policy for sales through distributors and telephone kiosks. Previously, the Company compensated through the payment of commissions which were proportional to the revenues earned through the kiosk phones. In 2002, the Company changed its policy and implemented the MoC Decree No. KM 46/2002 that provides a maximum of 70% of the phone kiosk basic tariff for domestic calls and up to 92% for international calls.

      Other components of operation, maintenance and telecommunications service expense did not contribute significantly to operating expenses in 2002.

General and Administrative Expense.

      General and administrative expense declined by Rp.197.2 billion, or 14.7%, from Rp.1,343.5 billion in 2001 to Rp.1,146.3 billion in 2002. In particular, the following events took place in 2002:

•	allowance for doubtful accounts and inventory obsolescence decreased by Rp.311.8 billion to Rp.31.1 billion, a decrease of 90.9%, as TELKOM reversed a provision applicable to doubtful accounts in the name of KSO III following the execution of a closing agreement with AriaWest on July 31, 2003;

•	amortization of intangible assets from investment in Pramindo, Dayamitra and GSD amounted to Rp.188.0 billion in 2002;

•	professional fees declined by Rp.106.3 billion, or 32.7%, from Rp.325.3 billion in 2001 to Rp.219.0 billion in 2002, principally due to higher professional consultant fees in 2001 in relation to the cross-ownership transaction involving the sale of our interest in Satelindo and the acquisition of additional equity in Telkomsel;

•	collection costs increased by Rp.42.9 billion to Rp.224.8 billion, an increase of 23.6%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	general and social contribution increased by Rp.32.7 billion to Rp.69.4 billion, an increase of 88.8%, reflecting TELKOM’s implementation of the good corporate citizenship program in 2002; and

•	security and screening increased by Rp.28.3 billion to Rp.77.1 billion, an increase of 58.0%, reflecting the consolidation of KSO I Unit in 2002.

      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2002.

Marketing Expense.

      Marketing expense grew by Rp.155.1 billion, or 70.5%, from Rp.220.0 billion in 2001 to Rp.375.1 billion in 2002. The main contributors to the increase were the TELKOM Group marketing campaign which also included Telkomsel and Infomedia, the consolidation of Pramindo marketing expense that amounted to Rp.6.1 billion and the increase of marketing expense in several subsidiaries such as Telkomsel, which increased by Rp.59.1 billion, or 70.0% and in Infomedia from zero in 2001 to Rp.87.4 billion in 2002.

Operating Income and Operating Margin

      As a result of the foregoing, operating income grew by Rp.1,710.8 billion, or 23.1%, from Rp.7,419.4 billion in 2001 to Rp.9,130.2 billion in 2002. TELKOM’s operating margin decreased from 45.6% in 2001 to 43.9% in 2002 due to the higher growth of operating expense (31.7%) compared to the growth of operating revenue (27.8%).

Other Income (Expense)

      Other income (net) grew by Rp.3,488.2 billion from a net charge of Rp.869.5 billion in 2001 to a net income of Rp.2,618.7 billion in 2002. The main components of other income and charges are gain on sale of long-term investment in Telkomsel and interest expense. TELKOM’s interest expense increased in 2002 from Rp.1,329.6 billion to Rp.1,582.7 billion, an increase of Rp.253.1 billion, or 19.0%, but this increase was offset by a gain on sales of long-term investment in Telkomsel of Rp.3,196.4 billion in 2002 compared to nil in 2001 and a gain on foreign exchange-net of Rp.556.6 billion in 2002 compared to a loss on foreign exchange-net of Rp.378.7 billion in 2001 primarily due to the impact of Rupiah appreciation to TELKOM’s net liability position in foreign currency. There is no assurance that future interest expense will be similarly offset by these gains.

Gain on Sale of Long Term Investment in Telkomsel.

      Gain on sale of long term investment represents the gain by TELKOM on the sale of a 12.72% shareholding in Telkomsel, which amounted to Rp.3,196.4 billion, for which there was no comparable amount in 2001.

Interest Income.

      Interest income declined by Rp.91.8 billion, or 16.1%, from Rp.571.6 billion in 2001 to Rp.479.8 billion in 2002, reflecting primarily lower average interest rates offered in 2002 compared to 2001.

Interest Expense.

      Interest expenses grew by Rp.253.1 billion, or 19.0%, from Rp.1,329.6 billion in 2001 to Rp.1,582.7 billion in 2002, reflecting primarily: (i) additional interest payable on promissory notes issued to the selling stockholders of Pramindo; (ii) additional interest expense from issuance of IDR bonds, guaranteed notes and other credit facilities obtained, in each case by TELKOM and Telkomsel in 2002; and (iii) interest expense related to the outstanding purchase price owed to Indosat in connection with the cross-ownership transaction.

Gain (Loss) on Foreign Exchange-net.

      Gain (loss) on foreign exchange-net increased by Rp.935.3 billion from a net loss of Rp.378.7 billion in 2001 to a net gain of Rp.556.6 billion in 2002, reflecting primarily Rupiah appreciation during 2002 compared to 2001.

Equity in Net Income (Loss) of Associated Companies.

      TELKOM’s equity in net income (loss) of associated companies increased by Rp.90.3 billion from a net loss of Rp.85.7 billion in 2001 to a net gain of Rp.4.6 billion in 2002. In 2001, TELKOM recognized a loss reflecting the reduction in the value of TELKOM’s investment in Komselindo.

      Other components of equity in net income (loss) of associated companies did not contribute significantly to Other Income and Charges in 2002.

Others (Net).

      Others (net) decreased by Rp.388.9 billion, or 110.2%, from other income (net) of Rp.352.9 billion in 2001 to other expense (net) of Rp.36.0 billion in 2002. In 2002, Others (net) included the following significant income and expense items:

•	Rp.171.2 billion in income from fines from subscribers;

•	gain on sale of fixed assets net amounting to Rp.130.4 billion;

•	Rp.101.5 billion impairment loss from investment in Telesera; and

•	Rp.179 billion provision for settlement of AriaWest.

      Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2002.

Income Before Tax and Pre-Tax Margin

      As a result of the foregoing, income before tax grew by Rp.5,199.0 billion, or 79.4%, from Rp.6,549.9 billion in 2001 to Rp.11,748.9 billion in 2002. Pre-tax margin increased from 40.2% in 2001 to 56.5% in 2002.

Income Tax Expense

      Income tax expense grew by Rp.892.1 billion, or 44.5%, from Rp.2,006.9 billion in 2001 to Rp.2,899.0 billion in 2002. The effective tax rate declined from 30.6% of income before tax in 2001 to 24.7% of income before tax in 2002. The decrease in effective tax rate was mainly attributable to a low pre-tax gain on the sale of a 12.72% sharing in Telkomsel compared to a substantially higher accounting gain.

Minority Interest in Net Income of Subsidiaries

      Minority interest in the net income of subsidiaries increased by Rp.335.6 billion, or 70.7%, from Rp.474.6 billion in 2001 to Rp.810.2 billion in 2002. The increase was primarily due to the decrease in ownership of Telkomsel as a result of the sale by TELKOM of a 12.72% shareholding in Telkomsel, increasing the minority interest in Telkomsel.

Net Income.

      As a result of the foregoing, net income grew by Rp.3,971.3 billion, or 97.6%, from Rp.4,068.4 billion in 2001 to Rp.8,039.7 billion in 2002 principally due to the gain of Rp.3,196.4 billion through the sale of a 12.72% shareholding in Telkomsel. TELKOM’s margin increased from 25.0% in 2001 to 38.7% in 2002. The higher net income resulted in an increase in basic earnings per share from Rp.403.6 in 2001 to Rp.797.6 in 2002.

Equity.

      Total shareholders’ equity increased by Rp.5,532.6 billion, or 60.9%, from Rp.9,081.0 billion in 2001 to Rp.14,613.6 billion in 2002. The increase in total shareholders’ equity was attributable primarily to net income for the year 2002 of Rp.8,039.7 billion and a decrease in the difference in value of restructuring transactions between entities under common control of Rp.296.0 billion related to the agreement by TELKOM to acquire 100% of Pramindo. In June 2002, TELKOM declared a cash dividend of Rp.2,125.1 billion.

Retained Earnings.

      Appropriated and unappropriated retained earnings grew by Rp.5,944.6 billion, or 64.5%, from Rp.9,214.2 billion in 2001 to Rp.15,128.9 billion in 2002.

Reconciliation to U.S. GAAP

      TELKOM prepares its financial statements in accordance with Indonesian GAAP and prepares a reconciliation of net income and equity in accordance with U.S. GAAP pursuant to the requirements of the U.S. Securities and Exchange Commission. The following table sets out net income for the years ended and consolidated stockholders’ equity as of, December 31, 2001, 2002 and 2003 in accordance with Indonesian GAAP and U.S. GAAP:

	Year Ended December 31,

	2001	2002	2003	2003

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net income in accordance with
Indonesian GAAP	4,068.4	8,039.7	6,087.2	721.2
U.S. GAAP	4,298.2	8,587.3	5,790.6	686.1

	Year Ended December 31,

	2001	2002	2003	2003

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Equity in accordance with
Indonesian GAAP	9,081.0	14,613.6	17,312.9	2,051.3
U.S. GAAP	7,765.5	13,910.9	16,284.7	1,929.5

Summary of Significant Differences Between Indonesian GAAP and U.S. GAAP

      The Company’s consolidated financial statements have been prepared in accordance with Indonesian GAAP which differs in certain significant respects from U.S. GAAP. The significant differences are summarized below and are described in Note 58(1) to the Company’s consolidated financial statements.

Termination Benefits

      Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

      Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.140.0 billion higher in 2001, Rp.531.0 billion higher in 2002 and Rp.671.0 billion lower in 2003.

Foreign Exchange Differences Capitalized to Property under Construction

      Under Indonesian GAAP, the foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying assets is substantially completed and the constructed property is ready for its intended use.

      Under U.S. GAAP, foreign exchange differences are charged to current operations.

      Consequently, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.75.0 billion higher in 2001, Rp.107.4 billion higher in 2002 and Rp.76.8 billion higher in 2003.

Interest Capitalized on Property under Construction

      Under Indonesian GAAP, interest cost can be capitalized for qualifying assets. Qualifying assets are those that take a substantial period of time to construct for their intended use or sale (i.e., minimum of 12 months). To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset must be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

      Under U.S. GAAP, there is no limit on the length of construction period in which the interest cost can be capitalized to an asset. The interest income arising from any unused borrowings is recognized directly to current operations.

      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.19.7 billion higher in 2001, Rp.43.0 billion higher in 2002 and Rp.39.1 billion higher in 2003.

Revenue-Sharing Arrangements

      Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

      Under U.S. GAAP, the assets under revenue-sharing arrangements are recorded and, correspondingly, an obligation under revenue-sharing arrangements is recorded. A portion of the investor’s share in revenue is recorded as interest expense based on the implicit rate of return and the balance is treated as a reduction of the obligation. Revenues are recorded on a gross basis.

      In connection with the different treatment of revenue sharing arrangements under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.44.0 billion higher in 2001, Rp.68.0 billion higher in 2002 and Rp.23.2 billion higher in 2003, respectively.

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

      Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there is no difference in equity as of December 31, 2002.

      In connection with the different treatment of revaluation of property, plant and equipment under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.4.1 billion higher in 2001, Rp.3.9 billion higher in 2002 and no change in 2003.

Pension

      In 1994 and 1998, the Company provided increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the estimated remaining service period for active employees.

      Under Indonesian GAAP, the Company amortizes the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the income statement on a straight-line basis over the expected average remaining service period.

      Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

      The Company’s consolidated income before tax would have been Rp.19.6 billion lower in 2001, Rp.111.4 billion higher in 2002 and Rp.109.3 billion lower in 2003 under U.S. GAAP reporting.

Equity in Net Income (Loss) of Associated Companies

      The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

      For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of the net income or loss of those associates.

      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.3.8 billion lower in 2001, Rp.0.2 billion lower in 2002 and Rp.0.2 billion lower in 2003.

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

      The Company’s consolidated income before tax would have been Rp.6.4 billion lower in 2001, Rp.11.8 billion lower in 2002 and Rp.10.2 billion lower in 2003 under U.S. GAAP reporting.

Equipment to be Installed

      Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.

      Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.9.7 billion higher in 2002, with no change in both 2001 and 2003.

Revenue Recognition

      Under Indonesian GAAP, revenue from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is also recognized when the Company sells the card.

      Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the expected term of the customer relationship. Direct incremental cost was not significant. Revenues from calling cards are recognized upon usage or expiration.

      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.81.4 billion higher in 2001, Rp.89.3 billion lower in 2002 and Rp.53.2 billion lower in 2003.

Goodwill

      Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

      Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.21.3 billion higher in 2002 and Rp.21.3 billion higher in 2003, with no change in 2001.

Capital Leases

      Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

      Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset. Certain leased assets that are accounted for as operating leases under Indonesian GAAP are accounted for as capital leases under U.S. GAAP.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.14.2 billion higher in 2002 and Rp.6.9 billion higher in 2003.

Acquisition of Dayamitra

      The Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option.

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

      Under Indonesian GAAP, the Company accounts for the remaining 9.68% of Dayamitra as a minority interest. In addition, the option price that has been paid by the Company is presented as “Advance payments for investments in shares of stock.”

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.4.2 billion lower in 2001, Rp.9.3 billion lower in 2002 and Rp.24.5 billion lower in 2003.

Reversal of Difference Due to Change of Equity in Associated Companies

      Under Indonesian GAAP, differences previously charged directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

      Under U.S. GAAP, it is the Company’s policy to include differences resulting from equity transactions in associated companies in equity. Such amounts cannot be released to the statement of income and consequently remain in equity indefinitely.

      Consequently, TELKOM’s consolidated income before tax under U.S. GAAP would have been Rp.65.2 billion lower in 2002 and Rp.38.4 billion lower in 2003.

Asset Retirement Obligations

      Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to current operations as incurred.

      Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets.

      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.0.9 billion lower in 2003.

Deferred Income Taxes

      Under Indonesian GAAP, the Company does not recognize deferred taxes on differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will be reversed in the foreseeable future.

      Under U.S. GAAP, deferred taxes are recognized in full on differences between the financial statement carrying amounts and tax bases of equity method investments.

      Consequently, the Company’s consolidated income before tax would have been Rp.119.5 billion higher in 2003.

Impairment of Assets

      Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed assets is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

      Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. Reversal of previously recognized impairment losses is prohibited.

      There were no impairment charges recognized by the Company and therefore, there are no differences between Indonesian GAAP and U.S. GAAP for impairment of assets.

Gain (Loss) on Sale of Property, Plant and Equipment

      Under Indonesian GAAP, the Company classifies gain (loss) on sale of property, plant and equipment as a component of other income (expenses) that is excluded from the determination of operating income.

      Under U.S. GAAP, gain (loss) on sale of property, plant and equipment is classified as a component of operating expenses and is therefore included in the determination of operating income.

      Consequently, the Company’s operating income would have been Rp.10.9 billion higher in 2001, Rp.130.5 billion higher in 2002 and Rp.182.9 billion higher in 2003 and other income (expenses) would have been lower by the same amounts in each of 2001, 2002 and 2003, respectively.

      The amounts included in the reconciliation below show the income tax effects of the differences between Indonesian GAAP and U.S. GAAP as described above.

      A summary of the significant adjustments to consolidated net income for the years ended December 31, 2001, 2002 and 2003 and to consolidated stockholders’ equity as of December 31, 2002 and 2003 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	2001	2002	2003

	Rp. million	Rp. million	Rp. million
Net income according to the consolidated statements of income prepared under Indonesian GAAP	4,068,391	8,039,709	6,087,227

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	140,000	530,981	(670,981)
Capitalization of foreign exchange differences, net of related depreciation of (76,732) million, (79,797) million and (76,756) million, respectively	74,987	107,365	76,756

	2001	2002	2003

	Rp. million	Rp. million	Rp. million
Interest capitalized on property under construction, net of related depreciation of (nil), (3,061) million and (8,787) million, respectively	19,690	43,045	39,077
Revenue-sharing arrangements	43,999	67,959	23,159
Revaluation of property, plant and equipment	4,095	3,929	—
Pension	(19,640)	111,415	(109,334)
Equity in net income/(loss) of associated companies	(3,786)	(182)	(170)
Amortization of landrights	(6,409)	(11,781)	(10,212)
Depreciation of equipment to be installed	—	9,706	—
Revenue recognition	81,429	(89,274)	(53,226)
Goodwill	—	21,269	21,270
Capital leases	—	14,241	6,882
Adjustment for Dayamitra accounted at 100%	(4,191)	(9,270)	(24,476)
Reversal of difference due to change of equity in associated companies	—	(65,158)	(38,425)
Asset retirement obligations	—	—	(848)
Deferred income tax:
Deferred income tax on equity method investments	—	—	119,456
Deferred income tax effect on U.S. GAAP adjustments	(100,942)	(220,724)	323,089

	229,232	513,521	(297,983)
Minority interest	577	34,029	1,396

Net adjustments	229,809	547,550	(296,587)

Net income in accordance with U.S. GAAP	4,298,200	8,587,259	5,790,640

Net income per share — in full Rupiah amount	426.41	851.91	574.47

Net income per ADS (20 Series B shares per ADS) — in full Rupiah amount	8,528.17	17,038.21	11,489.40

      The changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2002 and 2003 are shown below:

	2002	2003

	Rp. million	Rp. million
Equity according to the consolidated balance sheets prepared under Indonesian GAAP	14,613,617	17,312,877

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement benefits	670,981	—
Capitalization of foreign exchange differences — net of related depreciation	(627,229)	(550,473)
Interest capitalized on property under construction — net of related depreciation	62,735	101,812
Revenue-sharing arrangements	(470,855)	(447,696)
Revaluation of property, plant and equipment:
Increment	(664,974)	(664,974)
Accumulated depreciation	664,974	664,974
Pension	231,490	122,156
Equity in net loss of associated companies	(18,082)	(18,252)

	2002	2003

	Rp. million	Rp. million
Amortization of land rights	(54,999)	(65,211)
Revenue recognition	(715,322)	(768,548)
Goodwill	21,269	42,539
Capital leases	14,241	21,123
Adjustment for Dayamitra accounted at 100%	(14,242)	(38,718)
Asset retirement obligations	—	(848)
Deferred income tax:
Deferred income tax on equity method investments	—	52,186
Deferred income tax effect on U.S. GAAP adjustments	132,736	455,825

	(767,277)	(1,094,105)
Minority interest	64,524	65,920

Net adjustments	(702,753)	(1,028,185)

Equity in accordance with U.S. GAAP	13,910,864	16,284,692

B. Liquidity and Capital Resources

      TELKOM expects to have substantial liquidity and capital resources requirements in 2004 and 2005 as it continues to develop and expand its existing businesses, including entering into new businesses. TELKOM expects that these expenditures will be important factors in preparing to face tight competition as the Indonesian telecommunications market has been deregulated and maintaining its current position as the leading Indonesian telecommunications and full-service network provider.

      In 2004 and 2005, TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:

•	capital expenditures for existing and new network and backbone infrastructure, including the expansion of TELKOM’s CDMA network, a satellite, fiber optic transmission network from Kalimantan and Sulawesi, fiber optic transmission networks in Jakarta, Surabaya and Bandung-Cirebon, a submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), installation and upgrading of fixed lines and increased capacity in its mobile cellular service conducted through Telkomsel (see “— Capital Expenditures”);

•	debt service requirements relating to existing indebtedness, including two-step loans and indebtedness of subsidiaries;

•	installment payments of the purchase price for shares of AriaWest in 2003;

•	payments under the Short-Term Loan Agreement with ABN AMRO Bank N.V. Jakarta which financed the payment of the outstanding installments of the purchase price for shares in Pramindo;

•	payment of post-retirement benefits and long-service awards in 2004; and

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, commencing March 2004 and terminating in 2010.

      While still uncertain, liquidity and capital resources may be required in 2004 and 2005 to finance the acquisition of all or some of the equity interests held by shareholders of KSO Investors other than those that TELKOM has previously purchased or is in the process of purchasing (see “Business Overview — Joint Operation Schemes (KSO)”). Further, liquidity and capital resources may also be required in the event TELKOM is mandated to change its current DLD access code resulting from the end of TELKOM’s exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and costs for customer education and marketing. As of the date of this Annual Report, it is still uncertain whether or when the Government will require TELKOM to implement this change in its DLD access code.

      Primary sources of financing available to TELKOM consist of: (i) cash flow from operating activities; (ii) financing from the bond issuance; (iii) financing from banks or export credit agencies (including financing procured by vendors); and (iv) deferred vendor payment terms.

      TELKOM believes that these sources of financing will be sufficient to fund planned capital expenditures, anticipated working capital needs and likely contractual obligations and commitments in 2004 and 2005. Nonetheless, if global or Indonesian economic conditions worsen or do not improve, competition or product substitution accelerates beyond current expectations or the value of the Rupiah depreciates significantly against the U.S. Dollar, TELKOM’s net cash flow from operating activities may decrease and negatively impact its liquidity.

      TELKOM manages the liquidity for all of its businesses, including KSOs controlled by TELKOM, on a total group basis. TELKOM is also responsible for managing the liquidity and capital resources of the KSO units, other than the KSO VII. See “Business Overview — Joint Operation Scheme (KSO).” However, Telkomsel manages its own liquidity and accesses capital resources independently of TELKOM.

      With regard to Telkomsel, in 2004 and 2005 its management expects to continue focusing on enhancing and expanding Telkomsel’s network capacity and infrastructure. It is expected that these expenditures will allow Telkomsel to maintain its position as the leading provider of mobile cellular services in Indonesia in an increasingly competitive market for such services. In recent years, Telkomsel’s primary source of financing has been cash flow from operating activities and Telkomsel’s management believes that Telkomsel will continue to generate sufficient cash flow from operating activities to fund planned capital expenditures in 2004 and 2005.

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

      As discussed in Item 3.D. “— Risk Factors”, our failure to file a fully compliant Annual Report on Form 20-F for 2002 with the SEC by the June 30, 2003 filing deadline, could give rise to an SEC enforcement action or other legal liability and other adverse consequences such as a related de-listing of TELKOM’s ADSs from the New York Stock Exchange. Any of the foregoing could give rise to defaults under one or more of our debt facilities and cross defaults under other debt facilities with respect to such defaults. If we were unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on our financial condition and results of operations.

Net Cash Flows

      The following table sets forth information concerning TELKOM’s consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements, except for foreign exchange convenience translations (see “— Basis of Presentation — Foreign Exchange Translations”):

	Year Ended December 31,

	2001	2002	2003	2003

	Rp.	Rp.	Rp.	US$
	(billion)	(billion)	(billion)	(million)
Net cash flows:
from operating activities	7,012.6	10,864.5	12,852.5	1,522.8
from investing activities	(6,115.8)	(6,050.0)	(7,305.9)	(865.6)
from financing activities	(1,662.8)	(2,670.2)	(6,177.4)	(731.9)

Change in cash and cash equivalents	(766.0)	2,144.3	(630.8)	(74.7)
Effect of foreign exchange changes	76.6	(89.5)	26.2	3.1
Cash and cash equivalents, beginning of period	4,333.7	3,644.3	5,699.1	675.2
Cash and cash equivalents, end of Period	3,644.3	5,699.1	5,094.5	603.6

Net Cash Flows from Operating Activities

      TELKOM’s primary source of liquidity in recent years was cash flows from operating activities and from financing activities. Net cash flows from operating activities totaled Rp.7,012.6 billion in 2001, Rp.10,864.5 billion in 2002 and Rp.12,852.5 billion (US$1,522.8 million) in 2003. The growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of the expansion of TELKOM’s fixed wireline business, growth in its mobile cellular business conducted through Telkomsel, higher interconnection revenues from mobile cellular operators and greater data and Internet revenues due to increased SMS usage, as well as the acquisitions of Dayamitra in 2001, Pramindo in 2002 and AriaWest in 2003. These higher cash receipts were partially offset by rising cash payments for operating expenses.

Year ended December 31, 2003 compared to year ended December 31, 2002.

      In 2003 compared to 2002, net cash flows from operating activities increased by Rp.1,988.0 billion, or 18.3%, primarily due to:

•	an increase of Rp.2,798.5 billion, or 19.5%, in cash receipts from telephone services, primarily from the increase in the number of subscribers for cellular and fixed wireless services, as well as from the acquisition of AriaWest;

•	an increase of Rp.2,506.7 billion, or 147.7%, in cash receipts from interconnection, primarily due to an increase in interconnection fees collected from mobile cellular operators;

•	an increase of Rp.2,800.0 billion, or 247.3%, in cash receipts from other services, primarily due to an increase in cash receipts from data and Internet services, particularly from greater SMS usage among Telkomsel subscribers; and

•	an increase of Rp.3,061.3 billion, or 52.8%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

Year ended December 31, 2002 compared to year ended December 31, 2001.

      In 2002 compared to 2001, net cash flows from operating activities increased by Rp.3,929.1 billion, or 56.0%, primarily due to:

•	an increase of Rp.2,781.8 billion, or 24.1%, in cash receipts from telephone services primarily cellular services resulting from an increased number of subscribers as well as an increase in cash receipts from fixed line due to the consolidation of Pramindo in 2002, which enhanced cash inflows from operating activities;

•	an increase of Rp.569.5 billion or 50.5% in cash receipts from interconnection primarily resulting from the acquisition of Pramindo;

•	a decrease of Rp.139.2 billion or 8.1%, in cash receipts from Joint Operation Schemes, primarily due to a reclassification of cash receipts from KSO I from Joint Operation Schemes to Fixed Lines following the acquisition of Pramindo; and

•	an increase of Rp.478.6 billion, or 9.0%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

      On balance, the foregoing movements in cash flows were partially attributable to the consolidation of Dayamitra’s cash flows into TELKOM’s consolidated financial statements in 2001 and Pramindo’s in 2002. Cash inflows in 2002 were also partly offset by a reduction in interest received of Rp.110.7 billion, or 18.7%.

Net Cash Flows from Investing Activities

      Net cash flows used in investing activities totaled Rp.6,115.8 billion, Rp.6,050.0 billion and Rp.7,305.9 billion (US$865.6 million) in 2001, 2002 and 2003, respectively. In 2001, sizeable net cash flows were used for capital expenditures and acquisition of subsidiaries for cross-ownership transaction with Indosat, which were partly financed by reduced investments in marketable securities and time deposits. In 2002, the increase reflected cash flow for capital expenditure and amounts due on the cross-ownership transactions closed in 2001 netted against sizeable cash receipts from the sale of a 12.72% shareholding in Telkomsel. In 2003, the net cash flows were primarily used for capital expenditures.

      Apart from cash on hand and cash in banks, TELKOM invests substantially all of its excess cash from time to time in time deposits. At December 31, 2003, only Rp.4.0 billion of time deposits had a maturity greater than three months and these were denominated in Rupiah.

Year ended December 31, 2003 compared to year ended December 31, 2002.

      In the year ended December 31, 2003 compared to the year ended December 31, 2002, net cash flows used in investment activities increased by Rp.1,255.9 billion, or 20.8%, primarily due to:

•	an increase of Rp.2,381.9, or 36.0%, in cash used for capital expenditures;

•	an increase of Rp.397.3 billion, or 26.5%, in the cash proceeds from investments and the maturity of time deposits; and

•	a decrease of Rp.1,542.7 billion, or 69.4%, in cash used for the purchase of marketable securities and placements in time deposits.

Year ended December 31, 2002 compared to year ended December 31, 2001.

      In the year ended December 31, 2002 compared to the year ended December 31, 2001, net cash flows used in investment activities slightly decreased by Rp.65.8 billion, or 1.1%, primarily due to:

•	an increase of Rp.3,033.8 billion of cash out for capital expenditure;

•	a cash receipt of Rp.3,948.9 billion from the sale of a 12.72% shareholding in Telkomsel;

•	an increase in net cash out of Rp.4,246.4 billion from a net cash in of Rp.3,522.1 billion in 2001 to a net cash out of Rp.724.3 billion in 2002 for the investment in time deposits and medium term notes; and

•	a decrease in cash out for cross-ownership transactions of Rp.3,561.1 billion as the liability for cross-ownership transactions have been fully paid in 2002.

      In 2002, payment of advance for investment in shares of stock of Rp.230.2 billion reflects the payment for option of Tomen’s share in Dayamitra (Rp.33.7 billion) and payment to AriaWest’s shareholders related to the CSPA (Rp.196.5 billion) for the acquisition of AriaWest.

Net Cash Flows from Financing Activities

      Net cash flows used in financing activities totaled Rp.1,662.8 billion, Rp.2,670.2 billion and Rp.6,177.4 billion (US$731.9 million) in 2001, 2002 and 2003, respectively. In all three years, net cash flows from financing activities were driven primarily by repayment of current indebtedness and by cash dividends. In 2003, cash flow used in financing activities increased by Rp.3,507.2 billion, or 131.4%, primarily resulting from a 96.2% increase in the payment for promissory notes to Rp.1,513.1 billion and a 60.6% increase in payment of cash dividends to Rp.3,738.6 billion. These increases offset a Rp.956.8 billion decrease in payment for long-term indebtedness to Rp.1,536.9 billion.

Repayment of Current Indebtedness.

      At December 31, 2001, 2002 and 2003, approximately 63.2%, 68.5% and 89.2%, respectively, of TELKOM’s current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the US Dollar, such that the Rupiah amount of TELKOM’s cash flows used for the repayment of long-term liabilities was significantly affected by the appreciation of the Rupiah in 2002 compared to 2001 and in 2003 compared to 2002.

      In 2001, 2002 and 2003, TELKOM made net repayments of current indebtedness for borrowed money of Rp.1,233.0 billion, Rp.3,342.0 billion and Rp.3,210.5 billion (US$380.4 million), respectively. Cash outflows in 2003 reflected payments for: (a) two-step loans of Rp.813.9 billion; (b) liability for the acquisition of AriaWest, Pramindo and Dayamitra of Rp.1,513.1 billion; (c) Rp.843.3 billion for payment of bank loans; (d) Rp. 160.5 billion for payments of guaranteed notes and bonds; and (e) Rp.152.6 billion for payment of Dayamitra’s suppliers’ credit loans.

Payment of Cash Dividends and General Reserve.

      TELKOM paid cash dividends and set up general reserve, as determined by the company’s annual shareholder meeting, as follows:

	Dividend	Total Cash	Dividend	General
Date of AGM	Year	Dividend	per Share	Reserve

		(Rp. Billion)	(Rp.)	(Rp. Billion)
May 10, 2001	2000	888.654	88.16	127.0
June 21, 2002	2001	2,125.055	210.81	425.0
May 9, 2003	2002	3,338.109	331.16	813.7

      In 2001, 2002 and 2003, the amount of cash dividends paid was effectively determined by the Government, which holds a majority of TELKOM’s issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM’s board of directors and the Government’s own funding needs, in determining the portion of each year’s net income to be paid out as cash dividends.

Escrow Account.

      In 2003, TELKOM recorded a net increase in escrow account of Rp.224.2 billion (US$26.6 billion), which represented the funding of a contractually-required escrow accounts established on May 17, 2001 and August 14, 2002 for the repayment of indebtedness related to the acquisition of Dayamitra and Pramindo, respectively.

Working Capital

      Net working capital, calculated as the difference between current assets and current liabilities, was positive Rp.838.9 billion at December 31, 2002 and negative Rp.1,969.8 billion (US$233.4 million) at December 31, 2003. The decrease in net working capital was principally due to the use of proceeds received from a prior issuance of bonds and the sale of a 12.72% interest in Telkomsel, for payment of cash dividends to TELKOM shareholders, capital expenditures and payments arising from TELKOM’s early retirement program. In addition, TELKOM also had higher current liabilities related to capital expenditures and current maturities of long-term liabilities.

Current Assets

      Current assets were Rp.10,547.0 billion at December 31, 2002 and Rp.9,230.8 billion (US$1,093.7 million) at December 31, 2003, reflecting a decrease of Rp.1,316.2 billion, or 12.5%. The decrease in current assets was primarily due to:

•	a decrease in cash and cash equivalents of Rp.604.6 billion, or 10.6%, from Rp.5,699.1 billion at December 31, 2002 to Rp.5,094.5 billion (US$603.6 million) at December 31, 2003;

•	a decrease in trade receivables from related parties of Rp.475.9 billion, or 53.7%, from Rp.886.8 billion at December 31, 2002 to Rp.410.9 billion (US$48.7 million) at December 31, 2003;

•	a decrease in temporary investments of Rp.569.0 billion, or 99.3%, from Rp.573.0 billion at December 31, 2002 to Rp.4.0 billion (US$0.5 million) at December 31, 2003; and

•	a decrease in other current assets, which primarily consisted of restricted time deposits, of Rp. 646.7 billion, or 93.5% from Rp.691.8 billion at December 31, 2002 to Rp. 45.1 billion (US$5.3 million) at December 31, 2003.

      The decrease in cash and cash equivalents, temporary investments and other current assets primarily reflected use of the proceeds from the sale by TELKOM of a 12.72% shareholding in Telkomsel and the issuance by TELKOM of IDR bonds for the payment of a cash dividend to TELKOM shareholders, capital expenditures and disbursements related to TELKOM’s early retirement program.

      At December 31, 2001, 2002 and 2003, approximately 13.3%, 34.0% and 18.8%, respectively, of TELKOM’s current assets were denominated in foreign currencies, principally the U.S. Dollar, such that the movements of Rupiah exchange rate against U.S. dollar across these years would affect TELKOM’s current assets.

Trade Accounts Receivable.

      Trade accounts receivable from related parties (net of allowance for doubtful accounts) decreased by Rp.475.9 billion, or 53.7%, from Rp.886.8 billion at December 31, 2002 to Rp.410.9 billion (US$48.7 million) at December 31, 2003. Trade accounts receivable from third parties (net of allowance for doubtful accounts) increased by Rp.502.1 billion, or 26.2% from Rp.1,919.9 billion at December 31, 2002 to Rp.2,422.0 billion (US$287.0 million) at December 31, 2003, primarily due to an increase in customer defaults. In the case of trade accounts receivable from related parties, the decrease was primarily due to the consolidation of KSO Unit III and the consequent decline in DTR and MTR receivable in 2003, as well as the sale by TELKOM of its ownership interest in associated companies, such as Komselindo and Metrosel.

      The allowance for doubtful accounts for trade accounts receivable from related parties increased Rp.15.2 billion, or 15.9%, at December 31, 2002 compared to December 31, 2003, from Rp.95.7 billion at to Rp.110.9 billion (US$13.1 million), primarily due to an increase in the number of delinquent accounts of related parties.

      At December 31, 2003 compared to December 31, 2002, the allowance for doubtful accounts for trade receivables from third parties decreased Rp.74.3 billion, or 18.2%, from Rp.407.3 billion to Rp.333.0 billion (US$39.5 million), primarily due to the effect of a significant write-off in 2003 of receivables from defaulted customers.

Other Current Assets and Escrow Accounts.

      At December 31, 2003, Rp.45.1 billion (US$5.3 million) of TELKOM’s deposits were restricted for security interests in favor of other parties, of which US$4.6 million was used to secure Napsindo’s borrowings, an associated company and recorded as other current assets. TELKOM also had a balance of Rp.239.7 billion (US$28.4 million) in escrow account to be funded from time to time for payments of the purchase price for the 90.32% equity interest in Dayamitra acquired in 2001 and for the repayment of indebtedness owed by Dayamitra to former shareholders and a balance of Rp.276.4 billion (US$32.8 million) for payments of the purchase price for a 100% equity interest in Pramindo acquired in 2002. See “— Indebtedness — Acquisition Indebtedness and Option Purchase Price — Dayamitra”.

Current Liabilities

      Current liabilities were Rp.9,708.2 billion at December 31, 2002 and Rp.11,200.7 billion (US$1,327.1 billion) at December 31, 2003, reflecting an increase of Rp.1,492.5 billion, or 15.4%. The increase in current liabilities primarily arose from increase in the following: (a) amounts payable to suppliers primarily due to capital expenditures; and (b) current maturities of long term liabilities.

      At December 31, 2001, 2002 and 2003, approximately 19.5%, 17.2% and 42.5%, respectively, of TELKOM’s current liabilities were denominated in foreign currencies, principally the U.S. Dollar, such that the movement of Rupiah exchange rate against U.S. dollar across these years significantly affected TELKOM’s current liabilities.

Current Maturities of Long-term Liabilities.

      Current maturities of long-term liabilities increased by Rp.853.3 billion, or 32.9%, from Rp.2,590.2 billion at December 31, 2002 to Rp.3,443.5 billion (US$408.0 million) at December 31, 2003. This increase was primarily due to current maturity of bank loans and amounts due on the acquisition of Pramindo and AriaWest.

Accrued Expenses.

      Accrued expenses decreased by Rp.734.0 billion, or 37.6%, from Rp.1,949.9 billion at December 31, 2002 to Rp.1,215.9 billion (US$144.1 million) at December 31, 2003. The decline was primarily due to realization of early retirement benefits of Rp.671.0 billion and the absence of an accrued expense relating to the litigation settlement fee for the dispute with AriaWest, which totaled Rp.179.0 billion in 2002 and which was paid in 2003.

Indebtedness

      Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities and liability for cross-ownership transactions and short-term bank loan) at December 31, 2001, 2002 and 2003, was as follows:

	At December 31,

	2001(1)	2002(1)	2003(1)	2003(1)

	(Rp. in billion)			(US$ in million)
Indonesian Rupiah	6,805.7	4,294.1	4,485.1	531.4
U.S. Dollar(2),(3)	5,660.7	8,766.4	8,764.7	1,038.5
Japanese Yen(4)	1,452.1	1,358.9	1,377.7	163.2
French Franc(5)	190.9	—	—	—
NLG(6)	70.3	—	—	—
EURO(7)	—	215.7	890.7	105.5

Total	14,179.7	14,635.1	15,518.2	1,838.6

(1)	Including imputed interest on liabilities for the acquisition of a 90.32% equity interest in Dayamitra, a 100% equity interest in Pramindo and a 100% equity interest in AriaWest.
(2)	Amounts at December 31, 2001, 2002 and 2003 translated into Rupiah at Rp.10,450, Rp.8,950 and Rp.8,440 = US$1, respectively, being the prevailing exchange rates for buying and selling U.S. Dollars at each of those dates.
(3)	Amounts at December 31, 2002 includes imputed interest on liability for acquisition of subsidiary (which relates to Dayamitra and Pramindo) of US$1.1 million (Rp.10.0 billion) and US$31.1 million (Rp.278.1 billion), respectively, being imputed interest for installment payments of the liability. Amounts at December 31, 2003 includes imputed interest on liability for the acquisition of subsidiary (which relates to Pramindo and AriaWest) of US$9.5 million (Rp.80.2 billion) and US$14.5 million (Rp.122.4 billion), respectively, being imputed interest for installment payments of the liability.
(4)	Amounts at December 31, 2001, 2002 and 2003 translated into Rupiah at Rp.79.6, Rp.75.5 and Rp.79.05 = Yen 1, respectively, being the prevailing exchange rates for buying yen at each of those dates.
(5)	Amount at December 31, 2001 translated into Rupiah at Rp.1,409.3 = FRF 1, respectively, being the prevailing exchange rates to buy French francs at such date.
(6)	Comprises amounts expressed in Netherland Guilders translated into Rupiah.
(7)	Amounts at December 31, 2002 and 2003 translated into Rupiah at Rp.9,377.5 and Rp.10,663.9 = EURO 1, respectively, being the prevailing exchange rate for buying Euros at each of these dates.

     Of total indebtedness at December 31, 2003, Rp.3,601.0 billion, Rp.1,846.2 billion and Rp.10,071.0 billion was scheduled for repayment in 2004, 2005, 2006-2025, respectively. Of these amounts, Rp.190.2 billion of the indebtedness were scheduled to be repaid in 2004, Rp.190.2 billion to be repaid in 2005, Rp.190.2 billion to be repaid in 2006, Rp.1,311.5 billion to be repaid in 2007 and Rp.95.1 billion in 2008 by Telkomsel. Further, Rp.226.9 billion was to be repaid by Dayamitra in 2004.

      TELKOM expects scheduled repayments of indebtedness to be financed primarily from net cash flows from operating activities of and re-financing by TELKOM, Telkomsel and Dayamitra, respectively.

      At December 31, 2003, approximately 56.5% of TELKOM’s Rupiah-denominated indebtedness and approximately 37.7% of its U.S. Dollar-denominated indebtedness bore interest at floating rates. TELKOM’s Rupiah-denominated floating rate indebtedness bore interest rates between 11.6% and 15.0%, with rates generally based on interest rates on three-month Certificates of Bank Indonesia (SBI) plus a margin of 1.0%. The weighted average interest rate on Rupiah-denominated floating rate indebtedness at December 31, 2003 was 11.9%. TELKOM’s U.S. Dollar-denominated floating rate indebtedness was subject to interest rates between 1.9% and 7.1%, with rates generally based on LIBOR plus a margin of between 0.8% and 4.5%. The weighted average interest rate on U.S. Dollar denominated floating rate indebtedness at December 31, 2003 was 5.7%. TELKOM’s Rupiah-denominated fixed rate indebtedness at that date bore a weighted average interest rate of 15.4%, while its U.S. Dollar denominated fixed rate indebtedness bore a weighted average interest rate of 7.3%. All of

TELKOM’s Japanese yen denominated indebtedness was fixed rate and bore a weighted average interest rate at December 31, 2003 of 3.1%.

      At December 31, 2003, TELKOM had the following outstanding significant indebtedness:

•	Rp.7,691.0 billion (US$911.3 million) (including current maturities) in two-step loans through the Government;

•	Rp.1,121.2 billion (US$132.5 million) (after discount) in guaranteed notes which is owed by Telkomsel;

•	Rp.981.3 billion (US$116.3.0 million) (after discount) IDR bonds issued by TELKOM;

•	US$172.3 million (Rp.1,456.1 billion) representing a loan of AriaWest that was assumed by TELKOM; and

•	Rp.2,334.7 billion (US$276.6 million) (including current maturities) in acquisition indebtedness relating to TELKOM’s acquisition of 100% equity interest in each of Pramindo and AriaWest.

      In addition, TELKOM, on its own and through its subsidiaries, entered into several new bank facilities in 2002 and 2003 and owes amounts under various other facilities. These amounts were approximately Rp.1,732.4 billion (US$205.3 million) in aggregate as of December 31, 2003. These included:

•	Rp.857.0 billion (US$101.5 million) (including current maturities) from Telkomsel’s loan facilities;

•	Rp.255.9 billion (US$30.3 million) (including current maturities) from Dayamitra’s supplier credit loans and bridge facility (see “Dayamitra’s Indebtedness” below);

•	Rp.458.6 billion (US$54.3 million) (including current maturities) from loan facilities relating to TELKOM’s Sumatera backbone network and Regional Division V junction project;

•	Rp.160.8 billion (US$19.1 million) (including current maturities) from other loan facilities for other subsidiaries, including GSD, Infomedia and Napsindo.

Two-Step Loans

      Since 1982, TELKOM has entered into a series of two-step loans in which the Government borrows money from supranational lenders and foreign export credit agencies, such as the World Bank and the U.S. Export-Import Bank, for on-lending to TELKOM to fund investment in property, plant and equipment. TELKOM obtained its last two-step loan in 1994 and, as a public company, is no longer eligible to obtain Government-assisted financing of this type. For a table of scheduled repayments of two-step loans, see “— Liquidity and Capital Resources — Contractual Obligations and Commitments” in Item 5.

      At December 31, 2003, TELKOM’s outstanding principal indebtedness under the two-step loans totaled Rp.7,691.0 billion (US$911.3 million), of which US$348.7 million (Rp.2,946.7 billion) was denominated in U.S. Dollars, EURO18.8 million (Rp.200.0 billion) was denominated in Euro and Japanese Yen 17.4 billion (Rp.1,377.7 billion) was denominated in Japanese Yen. As of December 31, 2003, TELKOM has used all facilities of two-step loans and the draw period for the two-step loan has expired.

      Two-step loans bear fixed or floating rates. Floating rates are determined by reference to interest rates on the average of 3 month Certificates of Bank Indonesia (SBI) during the six months preceding the installment due date plus 1.0% per annum for two-step loan which are payable in Rupiah and the interest rate offered by offshore lenders plus 0.5% for two-step loan which are payable on foreign currencies. Repayments of principal are due on the loans at various dates through 2025. For the years 2004 through 2008, aggregate scheduled repayments of principal range from Rp.578.3 billion to Rp.843.3 billion per year and average Rp.707.7 billion per year.

      The Company must maintain financial ratios as follows:

•	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively; and

•	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originally from the World Bank and ADB, respectively.

      As of December 31, 2003, the Company was in compliance with the above covenants. Also see “— Guaranteed Notes”.

Guaranteed Notes

      In April 2002, Telekomunikasi Selular Finance Limited (“TSFL”), Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (“Notes”). The notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007.

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

      TSFL may, on the interest payment date falling on or about the third anniversary of the issue date, redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued up to the date fixed for redemption. If only part of the Notes are redeemed, the principal amount of the Notes outstanding after such redemption must be at least US$100 million.

      On September 8, 2003, the agreement was amended such that if any Notes are cancelled, the outstanding principal amount of the remaining Notes will be reduced by the principal amount represented by the cancelled Notes.

      In 2003, Telkomsel purchased US$17.3 million (Rp.145.4 billion) of the Notes from Deutsche Bank. Subsequent to December 31, 2003, Telkomsel purchased US$52.0 million (Rp.438.5 billion) of the Notes from Deutsche Bank.

IDR Bond Issuance

      On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounting to Rp.1,000 billion (US$118.5 million). The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. Net proceeds after expenses from the bond issued amounted to Rp.980.8 billion (US$116.2 million) while the total bond issuance cost was Rp.19.2 billion (US$2.3 million).

      As of December 31, 2003, the usage of bond proceeds was Rp.504.7 billion (US$59.8 million) or 51.5% of bond proceeds. The planned usage of the bond proceeds were approximately 84% for the CDMA project and approximately 16% for the access network.

      The Company must maintain the following consolidated financial ratios:

•	Debt service coverage ratio must exceed 1.5:1;

•	Debt to equity ratio must not exceed (i) 3:1 for the period January 1, 2002 to December 31, 2002; (ii) 2.5:1 for the period January 1, 2003 to December 31, 2003; and (iii) 2:1 for the period January 1, 2004 to the date the bonds are redeemed; and

•	Debt to EBITDA ratio must not exceed 3:1.

      As of December 31, 2003, the Company was in compliance with these covenants.

Acquisition Indebtedness and Option Purchase Price

Dayamitra

      On May 17, 2003, TELKOM paid in full the unpaid portion of the purchase price for its 90.32% equity interest in Dayamitra and the unpaid portion of the option purchase price payable to TM Communications (HK) Ltd for the right to purchase the remaining 9.68% equity interest in Dayamitra held by TM Communications. As of December 31, 2003, TELKOM no longer had any obligations relating to the acquisition of its 90.32% equity interest in Dayamitra.

Pramindo

      At December 31, 2003, TELKOM owed the following amounts to the former shareholders of Pramindo.

•	US$76.5 million (Rp.646.1 billion), representing the unpaid portion of the purchase price for France Cable et Radio;

•	US$66.9 million (Rp.565.5 billion), representing the unpaid portion of the purchase price for Astratel;

•	US$24.9 million (Rp.210.0 billion), representing the unpaid portion of the purchase price for Indosat;

•	US$15.3 million (Rp.129.2 billion), representing the unpaid portion of the purchase price for Marubeni;

•	US$5.7 million (Rp.48.5 billion), representing the unpaid portion of the purchase price for IFC USA; and

•	US$1.9 million (Rp.16.2 billion), representing the unpaid portion of the purchase price for NMP Singapore.

      On January 29, 2004, TELKOM signed a short-term loan agreement with ABN-AMRO Bank N.V. Jakarta (“ABN AMRO”) in the amount of approximately US$130 million. The loan proceeds were thereafter placed in escrow and were subsequently released to TELKOM on March 15, 2004, when TELKOM exercised its option to repurchase the remaining outstanding promissory notes TELKOM issued to Pramindo’s shareholders as payment for their shares in Pramindo. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not own. Following this transaction, TELKOM owned 100% of Pramindo. Subsequently, one share in Pramindo was transferred to TELKOM’s corporate secretary in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder and TELKOM now owns 99.99% of Pramindo.

      Principal and interest on the ABN AMRO loan will be repaid in 10 monthly payments starting March 31, 2004 through December 31, 2004, with interest payable at one month LIBOR plus 2.75%.

AriaWest

      On July 31, 2003, TELKOM acquired all the shares of AriaWest. As a result of the acquisition, TELKOM owes the former shareholders of AriaWest US$109.1 million, which will be repaid in ten semi-annual installments from July 31, 2004 through January 31, 2009. In addition, TELKOM owes AriaWest’s former lenders US$196.97 million, which is being repaid in installments starting December 31, 2003 through June 30, 2007, with interest payable at six month LIBOR plus 3.5%. After the payment of the first installment on December 31, 2003, the amount payable to AriaWest’s former lenders totaled US$172.3 million.

Sumatera backbone network

      On April 10, 2002, TELKOM entered into four term loan facilities to finance the construction of the Sumatera high performance backbone network. These four facilities are entered into with (i) Bank Central Asia, for Rp.173 billion; (ii) Citibank, N.A., for US$6,950,000; (iii) Citibank International plc as agent for certain lenders to a syndicated loan, for US$23,400,000 (supported by an export credit guarantee of Hermes Kreditversicherungs AG); and (iv) Citibank International plc as agent for certain lenders to a syndicated loan, for US$21,000,000 (supported by an export credit guarantee of Istituto per I Servizi Assicurativi del Commercio Estero). As of December 31, 2003, all of these facilities have been fully or partially utilized, with the US$6,950,000 loan to Citibank, N.A. being fully repaid in May 2003.

Regional Division V Junction Project

      On June 21, 2002, TELKOM entered into a loan agreement with a consortium of banks for a Rp.400 billion facility in order to finance the Regional Division V junction project. The original loan was to be repaid in 14 quarterly installments starting from April 2004. The loan agreement was amended on April 4, 2003 to reduce the facility amount to Rp.150 billion and provide for repayments to be made in 14 quarterly installments starting on May 21, 2004. As of December 31, 2003, the facility had not been drawn down. As of May 31, 2004, TELKOM had drawn down a total of Rp.114.6 billion and Japanese Yen 428.9 million (Rp.34.3 billion) of this loan.

Telkomsel’s Indebtedness (including facilities)

      In April 2002, Telekomunikasi Selular Finance Limited (“TSFL”), Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (“Notes”) which are guaranteed by Telkomsel. The Notes bear interest at 9.75% per annum, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007. In 2003, Telkomsel purchased US$17.3 million worth of Notes from Deutsche Bank.

      On July 12, 2002, Telkomsel entered into an Opening L/C and Trust Receipt Loan Facility Agreement with Citibank NA providing a total facility of US$40 million to issue letters of credit in connection with the procurement contracts with strategic partners. Telkomsel has the option of deferring settlement of any letter of credit once it has been drawn upon, in which case the outstanding amounts bear interest at a rate equal to the bank’s cost of funds plus 2.5% per annum. The facility was originally scheduled to mature on July 12, 2003 but the maturity date has been extended to July 31, 2004 pursuant to an amendment to the agreement. As of December 31, 2003, open letters of credit under this facility totaled US$14.6 million. In 2003, total loans drawn from the facility amounted to US$32.4 million, which was fully repaid as of December 31, 2003.

      On July 19, 2002, Telkomsel entered into a Letter of Credit Agreement with Standard Chartered Bank, Jakarta. The agreement required Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC.

      On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank which includes import facilities (US$25 million), local LC facility (Rp.100 billion), Bank Guarantee (US$25 million) and other foreign exchange facilities. Outstanding amounts (once the letters of credit are drawn upon the bank) bear interest at a rate equal to SIBOR plus 2.5% per annum for US Dollar amounts and of the indicative three-month SBI plus 2.0% per annum for Indonesia Rupiah amounts. As of December 31, 2003, open letters of credit under this facility totaled US$17.4 million.

Hermes Export Facility

      On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as Arranger and Agent) providing a total facility of EURO76.2 million divided into several tranches. The interest rate on this facility is the aggregate of 3 months EURIBOR plus 0.75%. Interest is paid semi-annually, starting on the date amounts are drawn. The total amount drawn down from this facility in 2003 was EURO72.2 million and as of December 31, 2003, the outstanding balance was EURO64.9 million.

      In addition to the interest due on this facility, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization. The total amount of the premiums for 2003 was EURO6.1 million, of which 15% was paid by Telkomsel in cash and the balance settled through utilization of the facility.

EKN-Backed Facility

      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility Agreement with Citibank International plc (as Arranger and Agent) covering a total facility amount of US$70.5 million divided into several tranches. The interest rate on the facility is fixed at 4.27% per annum. Interest is paid semi-annually, starting on the date amounts are drawn. As of December 31, 2003, Telkomsel has drawn down US$21.7 million from this facility.

Dayamitra’s Indebtedness

      As of December 31, 2003, Dayamitra had the following significant indebtedness outstanding:

•	US$5.96 million (Rp.50.3 billion), representing a bridging loan payable by Dayamitra to Cable and Wireless Plc. The bridging facility is repayable in ten semi-annual installments from 2000 through 2004. Aggregate scheduled annual repayment of principal under the loans in 2004 is US$5.96 million. This loan is secured by an assignment of KSO revenues and bank accounts, fiduciary transfer of Dayamitra’s movable assets, assignment of Tomen construction contract, assignment of proceeds of early termination of the KSO license by TELKOM and assignment of insurance proceeds. The loan bears interest at LIBOR plus 4% per annum;

•	US$19.6 million (Rp.165.4 billion), representing supplier’s loan payable by Dayamitra to Cable and Wireless Plc. and Tomen. The supplier’s credit loans are repayable in ten semi-annual installments commencing December 15, 2000. Aggregate scheduled annual repayment of principal under the loans in 2004 and 2005 is US$19.5 million and US$0.1 million, respectively. This loan is secured proportionally with collateral for bridging loan facility Cable & Wireless Plc. The loan bears interest at LIBOR plus 4.5% per annum; and

•	Rp.39.9 billion (US$4.7 million), representing a loan payable by Dayamitra to Bank Mandiri pursuant to the terms of a loan agreement entered into on November 20, 2003. The loan is payable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum.

      In 2003, Dayamitra paid in full the US$7.0 million (Rp.62.7 billion) long-term bank loan payable by Dayamitra to the Export-Import Bank of Japan.

Capital Expenditures

      At December 31, 2003, TELKOM (unconsolidated) incurred capital expenditures of Rp.4,106.1 billion (US$486.5 million), which was slightly less than the Rp.4,393.5 billion originally budgeted in its capital expenditure plan. In addition, Telkomsel incurred capital expenditures of Rp.5,348.8 billion (US$633.7 million) for network infrastructure and other investments and TELKOM’s other subsidiaries incurred capital expenditures of Rp.270.0 billion (US$32.0 million).

      TELKOM groups its capital expenditures into the following categories for planning purposes:

•	Infrastructure, which consists of the transmission network, access network (including fixed wireless networks), data backbone and fixed line network backbone infrastructure;

•	Phone, which is essentially fixed wireline and fixed wireless;

•	Mobile, which consists of GSM mobile wireless telephone services and is presently conducted principally through Telkomsel;

•	Multimedia, which consists of cable and satellite direct to home (DTH) television, Internet access, VoIP services, data services and B2B commerce; and

•	Service-Net, which consists of various commercial services intended to increase traffic on TELKOM’s network, including interconnection, Internet network and third-party call centers.

      The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Year ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)

	Rp. (billion)
TELKOM:
Infrastructure:
Transmission Network and Backbone (3)	78.2	337.1	1,767.4	1,653.4	3,363.3
Access Network	661.0	862.9	1,849.6	2,517.4	1,530.9
Subtotal Infrastructure	739.2	1,200.0	3,617.0	4,170.8	4,894.2
Commercial Services:
Phone(4)	285.5	523.6	161.9	305.6	381.3
Mobile Cellular(5)	263.9	—	—	—	—
Multimedia(6)	113.7	154.7	76.2	197.4	179.4
Services-Net	275.6	59.8	99.9	32.2	235.4
Subtotal Commercial Services	938.7	738.1	338.0	535.2	796.1
Supporting Services	196.3	140.2	151.1	313.8	433.3
Subtotal TELKOM	1,874.2	2,078.3	4,106.1	5,019.8	6,123.6
Long Term Investment(7)	12,614.6	3,752.1	3,914.6	3,906.0	—
Subtotal for TELKOM (unconsolidated)	14,488.8	5,830.4	8,020.7	8,925.8	6,123.6

TELKOM’s Subsidiaries:
Telkomsel	2,964.0	4,531.0	5,348.8	5,000.0	5,000.0
Dayamitra	30.2	40.6	109.5	76.5	157.3
Infomedia Nusantara	—	25.9	44.6	78.0	61.0
Pramindo Ikat Nusantara	—	109.4	37.4	25.0	—
Indonusa Telemedia	—	2.6	0.8	3.4	—

	Year ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)

	Rp. (billion)
Graha Sarana Duta	—	0.8	17.0	19.2	21.2
PT Pro Infokom Indonesia	—	—	0.6	9.0	—
PT Metra (Holding)	—	—	6.1	0.2	88.4
AriaWest	—	—	0.2	—	—
Napsindo	—	—	53.8	2.2	2.9

Subtotal for subsidiaries	2,994.2	4,710.3	5,618.8	5,213.5	5,330.8
Total for TELKOM (consolidated)	17,483.0	10,540.7	13,639.5	14,139.3	11,454.4

(1)	Amounts for 2001, 2002 and 2003 are actual capital expenditures.
(2)	Amounts for 2004 and 2005 are planned capital expenditures included in TELKOM’s budgets for the years 2004 and 2005, respectively, and are subject to upward or downward adjustment.
(3)	Consists of data backbone and fixed-line network backbone.
(4)	Consists of capital expenditures by TELKOM and subsidiaries other than Dayamitra and Pramindo.
(5)	Consists of capital expenditures by TELKOM and subsidiaries other than Telkomsel. TELKOM’s investment in its GSM mobile cellular business has been entirely through Telkomsel since April 3, 2002.
(6)	Consists of VoIP, Internet and, from 2003 onwards, includes hybrid fiber/coax (HFC) and cable television (CATV) systems.
(7)	Planned long term investments for 2004 consist only of capital expenditures for the takeover of KSO IV operations.

     Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM’s ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of an innovative approach to financing, which TELKOM refers to as “pay as you grow”. See Item 3.D. “Risk Factors — Capital Expenditures — Financing” and Item 4.B. “Business Overview — Business Strategy — Reducing Cost of Capital.”

Planned Investments in 2004

      In 2004, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.

Planned Investments in Infrastructure

      TELKOM’s planned capital investments in infrastructure in 2004 total Rp.4,170.8 billion, allocated as follows:

•	Rp.1,653.4 billion for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network in the city of Surabaya, a backbone transmission network on the island of Kalimantan and Sulawesi and an additional ground satellite segment in Jakarta; and

•	Rp.2,517.4 billion for capital investments in access infrastructure, which are expected to include investments in fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks.

      For a more complete discussion of TELKOM’s planned infrastructure investments, see Item 4.B. “Business Overview.”

Planned Investments in Commercial Services

      In 2004, TELKOM also plans to spend Rp.535.2 billion for capital investments in commercial services, allocated as follows:

•	Rp.305.6 billion for capital investments in fixed-line commercial services (including fixed wireless services), which include additional capacity, service enhancements and upgrades, including to its value added services and software and mechanical and electrical systems;

•	Rp.197.4 billion for capital investments in multimedia (including Internet, HFC and CATV services), which include increases in the number of VoIP access points, Internet multiplexing (IMUX) systems for Internet and data access, Internet value added services such as B2B e-commerce, and improving TELKOM’s HFC and CATV systems;

•	Rp.32.2 billion for capital investments in customer support and customer care, including the establishment of call center facilities, billing systems and TELKOM’s business enterprise project, which caters to the largest 20% by value of TELKOM’s corporate clients, as well as better network management and management information systems.

Planned Investments in Supporting Services

      TELKOM plans to spend Rp.313.8 billion in 2004 for capital investments in supporting services, including research and development, building facilities and office facilities.

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

Two-Step Loans

      Since 1982, TELKOM has entered into a series of two-step loans in which the Government borrows money from supranational lenders and foreign export credit agencies for on-lending to TELKOM to fund investment in property, plant and equipment. TELKOM obtained its last two-step loan in 1994 and, as a public company, is no longer eligible to obtain Government-assisted financing of this type. See “— Liquidity and Capital Resources — Indebtedness — Two-Step Loans”.

Revenue Sharing

      Until recently, TELKOM made use of revenue sharing arrangements to develop fixed line networks in heavily populated urban areas of Indonesia, public card-phone booths and its analog mobile cellular networks. Under these revenue sharing arrangements, investors finance the costs incurred in procuring and installing equipment, while TELKOM manages and operates the equipment, and bears the cost of repairs and maintenance, after installation and until the end of the revenue sharing period. The investors legally retain rights to the equipment during the revenue sharing period but transfer ownership to TELKOM at the end of such period. See Item 4.B. “Business Overview — Revenue Sharing Arrangements (PBHs).”

      TELKOM did not fund any capital investments (other than capital investments in fixed line telephone services) through revenue sharing arrangements in 2001, 2002 or 2003 and does not intend to fund any such capital investments (other than capital investments in fixed line telephone services)

through such arrangements in the future, except in the context of its efforts to promote the “pay as you grow” program to fund capital investments. See “Pay as You Grow” below. Beginning in 2004, TELKOM intends to replace existing revenue sharing arrangements with new partnership schemes on more favorable terms.

Direct Borrowing

      Beginning in 2002, TELKOM began funding a significant portion of its capital expenditures through vendor-procured and other direct borrowing from banks and other lenders, including the capital markets. On February 25, 2002, TELKOM borrowed US$4.0 million and Rp.90.0 billion from a consortium of Indonesian banks to finance the development of an Internet protocol backbone. TELKOM had never previously borrowed directly from a commercial bank to finance capital expenditures. As of December 31, 2003, the outstanding amount under these facilities are US$1.9 million and Rp.34.3 billion. On April 10, 2002, TELKOM borrowed US$44.4 million and Rp.173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone in Sumatera. As of December 31, 2003, the outstanding amount under these facilities are US$31.8 million and Rp.139.8 billion. On June 21, 2002, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acting as facility agent with loan facility amounting to Rp.150 billion to fund the development of regional junction Regional Division V project. A substantial portion of these loans were supported by export credit agency guarantees procured by the equipment vendors for the project. Prior to this transaction, TELKOM had not previously borrowed with the support of export credit agency guarantees, except in the two-step loans extended through the Government.

      On August 27, 2003 TELKOM entered into a Loan Agreement with The Export-Import Bank of Korea for approximately US$124 million, with a portion of the loan amount to be used by TELKOM to finance its obligations under the Master of Procurement Partnership Agreement (“MPPA”) it had entered into with a consortium led by Samsung Corporation. As of December 31, 2003, TELKOM had not yet drawn down on this loan. However, as of May 31, 2004 TELKOM had drawn down a total of US$40.6 million from this loan. See Item 10. “Additional Information — C. Material Contracts.”

Pay as You Grow

      The Pay as You Grow program involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid upfront (typically 25%) and the balance will be paid once the lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetable for procurement. TELKOM expects that only a relatively small number of equipment suppliers will be invited to participate in pay as you grow programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs. See Item 4.B. “Business Overview — Business Strategy — Efficient Use of Capital Liquidity through New Term of Payment Alternatives with Lower Risk.”

IDR Bond Issuance

      See Item 5.B. “Liquidity and Capital Resources — Indebtedness.”

Critical Accounting Policies, Estimates and Judgments

      The preparation of TELKOM’s consolidated financial statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires TELKOM to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the years reported. Management continually evaluates its estimates and judgments including those related to useful lives of plant and equipment, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to the Company’s consolidated financial statements. Actual results could differ from those estimates under different assumptions and conditions. TELKOM believes that of our significant accounting policies, the following may involve a higher degree of judgment or complexity or are areas where assumptions and estimates are particularly critical to the financial statements:

Consolidation/ Equity method

      The consolidated financial statements include the financial statements of the Company and entities in which the Company directly or indirectly has ownership of more than 50%, as well as entities the Company has the ability to control, even though ownership is less than or equal to 50%. These entities are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal. The Company does not consolidate an entity if control is expected to be temporary.

      All significant inter-company balances and transactions have been eliminated in consolidation.

      In the case of Pramindo, we have evaluated the scope and terms of this investment and have concluded that we have the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though we owned 100% of the shares. The factors that we considered include, among others, the fact that the purchase price is fixed, our ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, our ability to appoint all of the board members and management and our consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, our issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the remaining 55% of shares not yet transferred to the Company’s escrow account as of December 31, 2003 by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid.

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

Revenue Recognition

      Revenues arising from fixed line voice transmission services, data communications facility services, leased circuit services and other transmission services are recognized at the time we provide these services to customers.

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

      Revenues from cellular service connections (connection fee) are recognized as income at the time the connection takes place, while those from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, which include a Subscriber Identification Module (“SIM”) card and pulse reload voucher, are recognized as follows:

•	Sales of starter packs are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers; and

•	Sales of pulse reload vouchers are recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

      Other operating revenues such as revenue from network interconnection with other domestic and international telecommunication carriers are recognized as incurred and are presented on a net basis.

      We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are regulated and may be subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.

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

Estimated Useful Lives of Property, Plant and Equipment — Direct Acquisitions

      TELKOM estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. When the book value of long-lived assets exceeds the recoverable value of the asset due to technological changes, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. TELKOM reviews these types of assets for impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, TELKOM uses discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation and may be subject to retrospective adjustment. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.

Acquisitions and Business Divestitures

      The cross-ownership transactions with Indosat and a portion of the Pramindo acquisition representing Indosat’s interest in Pramindo have been accounted for as a reorganization of entities under common control because TELKOM and Indosat (at the dates of the relevant transactions) were both controlled by the Government. These transactions have been recorded at historical cost in a manner similar to that in pooling of interests accounting.

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

Pension and Post-retirement Benefits

      We have a commitment, mainly through TELKOM’s pension fund, to pay pension and other post-retirement benefits to our employees and former employees who reach 56 years of age. The cost of these benefits and the present value of our pension and other post-retirement liabilities depend on a number of factors which we determine on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plans assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic cost (income) recorded for pension and post-retirement benefits.

      TELKOM uses long-term historical actual return information and estimated future long-term investment return information by reference to external sources to develop its expected rate of return on plan assets.

      At the end of each year, TELKOM determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. In determining the appropriate discount rate we considered the current yields on high quality corporate fixed-income investments. We were not able to identify suitable investments in Indonesia with a corresponding maturity to the expected duration of the benefit obligations so we have used a number of sources to extrapolate to match the timing of maturity. These sources include current and historical relationships between government bond yields and inflation and the current yields available on high quality Indonesian debt securities. At December 31, 2003, TELKOM’s discount rate was 11%.

      The expected rate of medical cost has been determined by comparing the historical relationship of our actual medical cost increases with the rate of general inflation in the Indonesian economy. Past experience has shown that our actual medical costs have on average increased by a factor of 1.5 times the general rate of inflation. We have decreased our projected medical cost inflation from 14% at December 31, 2002 to 12% at December 31, 2003 to reflect the decrease in our medical cost trend experience which is in line with reducing general inflationary trends in Indonesia.

      Other assumptions include life expectancy of the members, the rate of increase in compensation levels and the average remaining years of service.

      Early retirement benefits are recognized at the time TELKOM makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. TELKOM is demonstrably committed to a termination when and only when, TELKOM has a detailed formal plan for the early retirement and such plan is without realistic possibility of withdrawal.

Income Taxes

      The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognize in our financial statements.

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

      Under Indonesian tax regulations, a dividend distributed by a company to a corporate shareholder is currently subject to a zero percent tax rate whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold our investments in our affiliated companies and the tax rate applicable to dividend distributions continues to be 0%, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.

      A change in our intention to hold an investment or other facts and circumstances may lead TELKOM to determine that we no longer expect to realize our interest in the undistributed earnings of the particular affiliated company in a manner which enables us to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require us to recognize a deferred tax liability with a commensurate charge to our income statement.

      Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. If enacted tax rates changed, TELKOM would adjust its deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted (or substantively enacted) tax rate expected to be in effect when the deferred tax items reverse.

Legal Contingencies

      We are currently involved in certain legal proceedings and have accrued amounts that represent our estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. Whilst we believe that our current accruals are adequate, a future event or change in the facts and circumstances may require us to make additional accruals which would be charged to our income statement in the future. See Note 55 to the consolidated financial statements and Item 8. “Financial Information — Material Litigation.”

      In addition, we may face SEC enforcement action and other legal liability in connection with our failure to timely file a compliant Annual Report on Form 20-F for 2002 by the June 30, 2003 filing deadline. See Item 3. “Risk Factors — TELKOM did not file a fully compliant 2002 Annual Report on Form 20-F until February 9, 2004 and may face an SEC enforcement action, or other legal liability or adverse consequences.”

C.	Research and Development and Intellectual Property

      TELKOM makes investments to improve its product and service offerings. Such expenditure amounted to approximately Rp.3.1 billion in 2001, Rp.11.2 billion in 2002 and Rp.2.1 billion (US$0.2 million) in 2003.

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

D.  Trend information

      A number of developments have had and may have in the future a material impact on TELKOM’s results of operations, financial condition and capital expenditures. These developments include:

•	ongoing consequences related to TELKOM’s failure to file a compliant Form 20-F for 2002 by June 30, 2003;

•	upgrading of the network with soft switching technology;

•	increasing relative contribution of Telkomsel to our consolidated revenues;

•	higher domestic fixed line tariffs beginning in 2004 and ability of Government to implement additional planned tariff increases;

•	implementation of TELKOM’s early retirement program;

•	ongoing issues with KSO Investors;

•	acquisition of control in Pramindo;

•	acquisition of AriaWest;

•	competition in the market for DLD services; and

•	commencement of TELKOM’s IDD fixed-line services.

      See Item 5.A. “Operating Results.”

E.  Off-Balance Sheet Arrangements

      During 2002, TELKOM entered into two foreign exchange facilities agreements with the intention of hedging its foreign currency liabilities. These agreements were made with Bank Mandiri and HSBC to cover TELKOM’s foreign exchange liabilities for US$120 million and US$1 million, respectively. The Bank Mandiri agreement expired on April 4, 2004 while the HSBC agreement will expire on August 31, 2004.

      TELKOM is party to a number of operating leases, all of which are cancelable on less than one month’s notice at the option of TELKOM. These operating leases relate principally to vehicles and computers. TELKOM does not believe these operating leases are material to its business.

      TELKOM has entered into a partnership agreement with Motorola, Inc., Ericsson Radio A.B., Siemens Aktiengesellschaft (AG) and Nokia Oyj whereby TELKOM is obligated to purchase certain cellular equipment and services. In addition, TELKOM has entered into agreements pursuant to which TELKOM is committed to pay for services relating to the launch of the TELKOM-2 Satellite and the construction of a PSTN network for each of Regional Division II and V. For more details relating to these agreements, please see Item 10. “Additional Information — C. Material Contracts”.

      Except as disclosed above, TELKOM does not have off-balance sheet arrangements that are material.

F.	Tabular Disclosure of Contractual Obligations

      The following summarizes TELKOM’s contractual obligations at December 31, 2003 and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	After 5 years

	(Rp. in billion)
Short Term Loans(1)	37.6	37.6	—	—	—
Long Term Debt(2)	15,480.7	3,563.4	3,511.6	4,276.3	4,129.4
Capital Lease Obligations(3)	—	—	—	—	—
Operating Leases(3)	219.0	101.1	107.9	—	—
Unconditional Purchase Obligations(4)	12,797.8	12,138.1	659.6	—	—
Other Long Term Obligations(5)	2,536.9	2,536.9	—	—	—

Total Contractual Cash Obligations	31,072.0	18,377.1	4,279.1	4,276.3	4,129.4

(1)	Relates to liability under a short term loan obtained by Napsindo from Bank Mandiri. See Note 22 to the Company’s consolidated financial statements included elsewhere in this Annual Report.
(2)	See “— Liquidity and Capital Resources — Indebtedness” and Notes 24, 25, 26, 27, 28 and 29 to the Company’s consolidated financial statements included elsewhere in this Annual Report.
(3)	Relates primarily to leases of motor vehicles and computers.
(4)	Relates to commitments of TELKOM’s suppliers and vendors to provide telecommunications-related equipment and infrastructure.
(5)	Relates to the present value as of December 31, 2003 of TELKOM’s long term liabilities for post-retirement benefits and long service awards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

      In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by the Board of Directors, whose members are comprised of the top executives of the Company, comparable to the chief executive officer, chief financial officer and other such officers of corporations incorporated under the laws of many of the States in the United States of America.

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

      The members of the Board of Commissioners as of December 31, 2003 were:

	Age as of
Name	January 1, 2004	Title	Since

Bacelius Ruru	56	President Commissioner	April 7, 2000
P. Sartono	59	Independent Commissioner	June 21, 2002
Arif Arryman	48	Independent Commissioner	June 21, 2002
Agus Haryanto	52	Commissioner	June 21, 2002
Djamhari Sirat	58	Commissioner	June 21, 2002

      At the Extraordinary General Meeting of TELKOM’s shareholders held on March 10, 2004, three new Commissioners were elected, replacing Messrs. Ruru, Haryanto and Sirat. As such, the members of the Board of Commissioners as of the date of this Annual Report are as follows:

	Age as of
Name	January 1, 2004	Title	Since

Tanri Abeng	62	President Commissioner	March 10, 2004
P. Sartono	59	Independent Commissioner	June 21, 2002
Arif Arryman	48	Independent Commissioner	June 21, 2002
Anggito Abimanyu	41	Commissioner	March 10, 2004
Gatot Trihargo	43	Commissioner	March 10, 2004

Tanri Abeng

      Mr. Abeng has been President Commissioner of TELKOM since March 10, 2004. From 1980 to 1998, Mr. Abeng served as President Director (1980-1991) and President Commissioner (1991-1998) of PT Multi Bintang Indonesia, Indonesia’s largest brewery. He also served as President Director of PT Bakrie & Brothers from 1991 to 1998, was President Commissioner of PT B.A.T. Indonesia from 1993 to 1998 and was a Commissioner of PT Sepatu BATA from 1989 to 1998. He was also a member of Parliament from 1993 to 1999 and was Minister of State-Owned Enterprises from 1998 to 1999. Mr. Abeng holds a degree from the University of Hasanudin, a masters degree in business administration from the State University of New York, Buffalo and has completed the Advanced Management Program at the Claremont Graduate School in Los Angeles.

P. Sartono

      Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, he currently serves as the Senior Adviser of the Board of Commissioners of PT Telekomindo Primabhakti and as a Commissioner of PT Excelcomindo. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including as Corporate Secretary from 1991 to 1995, until his retirement in 2000. During his tenure at TELKOM, he also held various positions at Directorate General of Post and Communications from 1972 to 1985 and served as President Director of PT Telekomindo Primabhakti. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) degree from IPWI Jakarta and a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.

Arif Arryman

      Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition he has served as Independent Commissioner of PT Bank BNI since 2001. Previously, he served as an advisor to the Coordinating Minister for Economy and a member of the assistance team to the Ministry of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology, a masters degree in Engineering from Asia Institute of Technology, Bangkok, Diploma d’Etude Approfondie from University Paris-IX Dauphine France and a Ph.D degree in Economics from University of Paris-IX Dauphine France.

Anggito Abimanyu

      Mr. Abimanyu has been a Commissioner of TELKOM since March 10, 2004. He is currently the Acting Head of the Agency for Fiscal Analysis of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously served as a member of the Board of Commissioners of Bank Lippo and of Bank Internasional Indonesia. Mr. Abimanyu is also a lecturer in the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds both a bachelor and a master degree in economics from Gadjah Mada University, a master in science degree in International Development from the University of Pennsylvania and a Ph.D. degree in Environmental Economics from the University of Pennsylvania.

Gatot Trihargo

      Mr. Trihargo has been a Commissioner of TELKOM since March 10, 2004. He currently serves as a member of the Special Staff of the Ministry of State-Owned Enterprises. Mr. Trihargo holds a degree in accounting from Sekolah Tinggi Akuntansi Negara, Jakarta, and a masters degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio.

Board of Commissioners’ Committees

      The Board of Commissioners has currently two standing committees: the Audit Committee and the Review and Planning Committee. An Independent Commissioner chairs each committee, while the other members consist entirely of independent external members (i.e., not members of either the Board of Commissioners or the Board of Directors) not affiliated with TELKOM, its Board of Commissioners and its Board of Directors. In addition, external members to the Audit Committee, in order to be considered independent: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) does not own, directly or indirectly, any shares in TELKOM; (d) does not have any business relationship that relates to TELKOM’s businesses; and (e) is not a member of the audit committee of another publicly listed company.

      The Audit Committee of the Board of Commissioners is currently composed of six members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Dodi Syaripudin; and (vi) Mr. Sahat Pardede. All of the members of the Audit Committee (except for Mr. Arif Arryman and Mr. Sartono) are independent external members and Mr. Pardede is an accounting and finance expert. An Audit Committee Charter (the “Charter”) that has been adopted by the Board of Commissioners and the Board of Directors governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:

•	Overseeing the Company’s financial reporting process on behalf of the Board of Commissioners. As part of its responsibilities, the committee will recommend to the Board of Commissioners, subject to shareholder approval, the selection of TELKOM’s external auditor;

•	Discussing with TELKOM’s internal and external auditors the overall scope and specific plans for their respective audits. The committee will also discuss TELKOM’s consolidated financial statements and the adequacy of TELKOM’s internal controls;

•	Meeting regularly with TELKOM’s internal and external auditors, without management present, to discuss the results of their examinations, their evaluation of TELKOM’s internal controls and the overall quality of TELKOM’s financial reporting; and

•	Carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters.

      The Review and Planning Committee was established on August 1, 2003. There are six members on this committee, consisting of: (i) Mr. Arif Arryman (the Chairman); (ii) Mr. P. Sartono; (iii) Mr. Wisnu Marantika; (iv) Mr. Kindy Syahrir; (v) Mr. Adam Wirahadi; and (vi) Mr. Arman Soeriasoemantri. The objective of this committee is to review the company’s long-term plans, as well as business budget plans, following which recommendations would be made by this committee to the Board of Directors. The committee is also responsible for supervising the implementation of the business plans of the company.

      On May 20, 2003, following TELKOM’s 2003 Annual General Meeting of stockholders, the Board of Commissioners re-established the Nomination and Remuneration Committee, with Mr. P. Sartono, an Independent Commissioner, as the committee chairman. Pursuant to the decree of the Board of Commissioners, Mr. Sartono appointed the following as committee members: (i) Dr. Budi W. Soetjipto; (ii) Dr. Ferdinand T Siagian; and (iv) Dra. Psi. Wustari H. Mangunwidjaja. The committee was tasked with formulating: (a) selection criteria and nomination procedures for Commissioners and Directors; and (b) a compensation system for Commissioners and Directors for the 2003 fiscal year. In accordance with its mandate from the Board of Commissioners, the committee will deliver a report regarding its activities during the 2004 Annual General Meeting of TELKOM’s stockholders.

      The Commissioners’ business address is 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.

Board of Directors

      The Board of Directors is comprised of one President Director and four Directors. Directors are elected and dismissed by stockholder resolutions at a general meeting of stockholders at which the holder of the Series A Dwiwarna Share is present and such holder approves the aforementioned stockholder resolutions. In order to be eligible for election, candidates for Director must be nominated by the holder of the Series A Dwiwarna Share. Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires.

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

      The Articles provide that meetings of the Board of Directors may be held whenever considered necessary upon the request of (i) the President Director, (ii) at least one-third of the members of the Board of Directors, (iii) the Board of Commissioners, or (iv) written notice from any shareholder or group of shareholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The Articles further provide that the quorum for all Directors’ meetings is more than one-half of the members of the Board of Directors present or represented in person or by proxy granted to another Director of TELKOM in such meeting. At Directors’ meetings, each Director shall have one vote and one additional vote for each other Director he represents as proxy.

      Resolutions of a meeting of the Board of Directors shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of Directors present or represented at the meeting. In the event of a tie, the matter shall be determined by the Chairman of the meeting.

      The members of the Board of Directors as of December 31, 2003 were:

	Age as of
Name	January 1, 2004	Title	Since

Kristiono	49	President Director	June 21, 2002
Agus Utoyo	51	Director of Human Resources and Support Business	June 21, 2002
Guntur Siregar	53	Director of Finance	June 21, 2002
Garuda Sugardo	54	Director of Telecommunications Service Business	June 21, 2002
Suryatin Setiawan	49	Director of Telecommunications Network Business	June 21, 2002

      At the Extraordinary General Meeting of TELKOM’s shareholders held on March 10, 2004, three new Directors were elected, replacing Messrs. Utoyo, Siregar and Sugardo, and Mr. Setiawan was

appointed as Director of Telecommunications Service Business. As such, the members of the Board of Directors as of the date of this Annual Report are as follows:

	Age as of
Name	January 1, 2004	Title	Since

Kristiono	49	President Director	June 21, 2002
Woeryanto Soeradji	49	Director of Human Resources and Support Business	March 10, 2004
Rinaldi Firmansyah	43	Director of Finance	March 10, 2004
Suryatin Setiawan	49	Director of Telecommunications Service Business	March 10, 2004
Abdul Haris	48	Director of Telecommunications Network Business	March 10, 2004

Kristiono

      Mr. Kristiono has been the President Director of TELKOM since June 21, 2002. He joined TELKOM in 1978 and has held several positions in various departments. He previously served as Director of Technology and Planning of TELKOM and Head of Regional Division V Surabaya. Mr. Kristiono graduated with a degree in electrical engineering from Surabaya Institute of Technology.

Woeryanto Soeradji

      Mr. Soeradji has been Director of Human Resources and Support Business of TELKOM since March 10, 2004. He joined TELKOM in 1990 and has held several positions in various departments. He previously served as TELKOM’s Vice President for Marketing, head of TELKOM’s Business Development Group and Corporate Secretary of TELKOM, as well as Director of Marketing for Telkomsel. Mr. Soeradji has a degree in Electrical Engineering from the Bandung Institute of Technology and a masters degree in business administration from the Indonesian Institute of Management Development, Jakarta.

Rinaldi Firmansyah

      Mr. Firmansyah has been Director of Finance of TELKOM since March 10, 2004. He currently serves as the Vice President Commissioner of PT Bahana Securities and is also a Commissioner and head of the Audit Committee of PT Semen Padang. He previously served as the Vice President for Finance of PT Tirtamas Comexindo. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).

Suryatin Setiawan

      Mr. Setiawan has been Director of Telecommunications Service Business of TELKOM since March 10, 2004. Previously, he served as head of TELKOM’s Research and Information Technology Division from 1995 to 2000 and as Director of Telecommunications and Network Business from June 2002 to March 2004. In addition, Mr. Setiawan previously served as the President Commissioner for Telkomsel. Mr. Setiawan graduated with a degree in electrical engineering from Bandung Institute of Technology.

Abdul Haris

      Mr. Haris has been Director of Telecommunications and Network Business of TELKOM since March 10, 2004. Previously, he served as deputy head of TELKOM’s Regional Division II (Jakarta) and deputy head of TELKOM’s Regional Division V (East Java). Mr. Haris has a degree in electrical engineering from North Sumatra University and a masters degree in business administration from Prasetya Mulya Management Institute.

      None of the Directors has a service contract with the Company nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners is related to one another.

B.     Compensation

      Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an MoF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2003, the aggregate compensation paid by TELKOM and its consolidated subsidiaries to all of their Commissioners and Directors was Rp.67.8 billion (US$8.0 million), while the amount paid by TELKOM (unconsolidated) to all its Commissioners and Directors was approximately Rp.30.9 billion (US$3.66 million), in each case including bonuses and the cost of benefits provided to Directors, such as housing facilities.

C.     Board practices

      Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the Board of Directors, so long as the position remains vacant, one of the other directors will be nominated by the Board of Commissioners to perform the work of the absent director. If, for any reason, the Company ceases to have any Directors, the Board of Commissioners is to assume the ongoing obligations of the Board of Directors and must convene a general meeting of stockholders to elect a new Board of Directors within 60 days.

      The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: (i) buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; (ii) participating in or disposing of other capital investments; (iii) establishing subsidiaries; (iv) entering into licensing agreements, management contracts or similar agreements with other entities for a period of more than one year; (v) selling or otherwise disposing of fixed assets; (vi) ceasing to collect or writing off bad debts from the Company’s books or inventory in excess of the amount stipulated by the Board of Commissioners; (vii) binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and (viii) assuming or granting intermediate or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company’s work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 10% or more of the Company’s revenues or 20% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the stockholders at the general meeting of stockholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.

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

D.     Employees

      As of December 31, 2003 the Company had 30,820 employees, of which 24,206 were employed in TELKOM and 6,614 were employed in KSO regions. As of December 31, 2002, the Company had 34,678 employees, of which 24,543 and 10,135 personnel were employed in TELKOM and KSO Regions respectively. As of December 31, 2001, the Company had 37,422 employees, of which 18,926 and 18,496 personnel were employed in TELKOM and KSO Regions respectively.

      The table below sets forth a breakdown of TELKOM’s employees by position as at December 31, 2003:

	TELKOM regions	KSO regions
	as at	as at
	December 31,	December 31,
	2003	2003(1)

Senior management	175	—
Middle management	2,027	164
Supervisors	6,445	1,478
Others	15,559	4,972

Total	24,206	6,614

(1)	This includes employees in KSO IV and KSO VII.

     TELKOM’s KSO employees remain employees of TELKOM and are subject to all employment rules and policies of TELKOM in force at that time, except to the extent that rules and policies are supplemented, in favor of the employee, by the rules and policies of the KSO Unit. Additional KSO employees are the employees of the KSO partner and TELKOM has no obligation to continue their employment at the end of the KSO period.

      In general, TELKOM employees receive a base salary and salary-related allowances, a bonus and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and certain members of their immediate family, housing allowance, other allowances and certain other benefits, including those related to performance of the employee’s working unit.

      Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.135 billion to Rp.232 billion. In 2003, bonuses were paid by TELKOM to all employees including TELKOM’s employees in KSO and Non-KSO divisions. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances and uniform bonuses for employees at each staff level for each Division are then determined.

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

      TELKOM’s mandatory retirement age for all employees is 56. Upon reaching 56, employees and their dependents are entitled to a pension under a defined benefit plan depending on their length of service to TELKOM. The amount of the pension entitlement is based on the employee’s years of service and salary level upon retirement and is transferable to dependents upon the employee’s death. The main sources of pension fund are the contributions from the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.129.3 billion, Rp.297.4 billion and Rp.460.6 billion (US$54.6 million), for the years ended December 31, 2001, 2002 and 2003, respectively. See Note 46 to the consolidated financial statements.

      Effective January 1, 2003, TELKOM (a) increased the minimum pension benefit for retired employee to approximately Rp.425,000 per month and (b) increased pension benefits for employees who retired prior to August 1, 2000 by 50%. Current employees who effectively retired on or after July 1, 2002 receive an increase of monthly pension benefit amounting to twice the amount of their basic monthly salary. This policy applied to employees who retired at the normal pension age of 56.

      The Company’s employees are entitled to receive certain cash awards based on length of services and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the required number of years of service.

      TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; and (ii) for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions (including contributions paid by all KSO units) to the plan for employees hired before November 1, 1995 and who have had 20 years of service were Rp.56.4 billion, Rp.75.4 billion and Rp.188.4 billion (US$22.3 million), for the year ended December 31, 2001, 2002 and 2003, respectively.

      The post-retirement health care plan for employees hired after November 1, 1995 is accounted for in accordance with U.S. GAAP (SFAS 106). TELKOM’s actuary, in consultation with management, re-evaluated the key assumptions used in previous calculations, principally the medical cost trend projections and determined that it was necessary to make adjustments to original reports because the previous calculations contained certain errors and the assumptions used did not provide for all of the assumptions required to calculate TELKOM’s obligation. TELKOM, therefore, determined that adjustments were required to be made to its 2001, 2002 and prior years consolidated financial statements.

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

E.     Commissioners’ and Directors’ Remuneration

      The Company and its subsidiaries provide honoraria and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.7.2 billion, Rp.8.7 billion and Rp.14.0 billion in 2001, 2002 and 2003 respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2001, 2002 and 2003, respectively.

      The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp.30.3 billion, Rp.35.1 billion and Rp.45.6 billion in the year ended December 31, 2001, 2002 and 2003, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses in the year ended December 31, 2001, 2002 and 2003, respectively.

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

      The following table sets forth certain information as of December 31, 2003 with respect to (1) persons known to the Company to be the owner of more than 5% of the Company’s Common Stock (whether directly or beneficially through ADSs); and (2) the total amount of any class of the Company’s Common Stock owned by the Commissioners and Directors of the Company as a group.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Series A	Government	1	100.00%
Series B	Government	5,160,235,355	51.19%
Series B	JPMCB US Resident (Norbax Inc.)	896,045,651	8.89%
Series B	The Bank of New York (BoNY)	657,263,408	6.52%
Series B	Board of Directors and Commissioners	63,180	0.0006%

      As of December 31, 2003, a total of 38,317,046 American Depositary Shares (“ADSs”) and 10,079,999,639 Series B shares (including the Series B shares represented by these ADSs) and 1 Series A share were outstanding.

      The Government holds a majority of the outstanding Series B shares of TELKOM. In addition, the Government is the holder of the Series A Dwiwarna share, which has special voting rights. See Item 7. “Major Stockholders and Related Party Transactions — Relationship with the Government — Government as Shareholder.”

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

      The Government is also the holder of the Series A Dwiwarna Share, which has special voting rights. The material rights and restrictions which are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and it has a veto with respect to (i) election and removal of Directors; (ii) election and removal of Commissioners; and (iii) amendments to the Articles of Association, including amendments to merge or dissolve the Company prior to the expiration of its term of existence, increase or decrease its authorized capital and reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock.

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

Relationship with the Government

     Government as Shareholder

      As of December 31, 2003, the Government held approximately 51.19% of TELKOM’s Common Stock and the Series A share (the “Dwiwarna Share”), which carries special voting rights. As its largest shareholder, the Government is interested in TELKOM’s performance both in terms of the benefits it provides to the nation as well as its ability to operate on a commercial basis. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the

Articles, including actions to merge or dissolve TELKOM, increase or decrease its authorized capital, or reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share.

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

      Under regulations of Badan Pengawas Pasar Modal (“BAPEPAM”), Indonesia’s capital markets supervisory agency, because the Company is listed on Indonesia’s stock exchanges, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the holders of shares of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before the Company was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM regulations to mean the difference between the economic interests of the Company and its stockholders, on the one hand and the personal economic interests of the members of the board of commissioners, board of directors or principal stockholders (a holder of 20% or more of the issued shares) and their respective affiliates jointly or separately on the other. A conflict of interest also exists when members of the board of commissioners, board of directors or a principal shareholder of the Company or their respective affiliates is involved in a transaction in which their personal interests may be in conflict with the interest of the Company. BAPEPAM has powers to enforce this rule; stockholders of the Company may also be entitled to seek enforcement or bring enforcement action based on this rule.

      Transactions between TELKOM and other state-owned or controlled enterprises could constitute “conflict of interest” transactions under the BAPEPAM regulations and the approval of disinterested stockholders would have to be obtained if a conflict of interest were to exist. TELKOM believes that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and TELKOM’s business are on an arms-length, commercial basis and do not constitute “conflict of interest” transactions for which a disinterested stockholder vote would be required. Such transactions might include the sale by TELKOM of telephone services to state-owned or controlled enterprises or the purchase by TELKOM of electricity from a state-owned enterprise. Moreover, the BAPEPAM regulations do not require TELKOM to obtain disinterested shareholder approval of any transaction, the principal terms of which were disclosed in the Indonesian prospectus for the Initial Public Offering. TELKOM expects, however, in light of the substantial presence enterprises owned or controlled by the Government, through the MoF, SMSOE, or one of its or their affiliates have in Indonesia, it may be desirable, in connection with the development and growth of TELKOM’s business, for TELKOM to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, TELKOM may seek to consult BAPEPAM in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested stockholders under the terms of the BAPEPAM regulations. If BAPEPAM were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested stockholders under its regulations, TELKOM would proceed without seeking disinterested stockholders approval. If, however, BAPEPAM were to take the position that the proposal would require a vote of disinterested stockholders under its rule, TELKOM would either seek to obtain the requisite disinterested stockholder approval or abandon the proposal.

Government as Regulator

      The Government regulates the telecommunications sector through the MoC. In particular, the MoC has authority to issue decrees implementing laws, which are typically broad in scope, thereby giving the Ministry considerable latitude in implementing and enforcing regulatory policy. Pursuant to such decrees, the MoC defines the industry structure, determines the tariff formula, determines TELKOM’s USO obligations and otherwise controls many factors that may affect TELKOM’s competitive position, operations and financial condition. Through the DGPT, the Government regulates frequency and bandwidth allocation and TELKOM must obtain a license from the DGPT for each of its services as well as the utilization of frequency and bandwidths. The Company and other operators are also required to pay radio frequency usage fees. Telkomsel also holds several licenses issued by the MoC for the provision of its cellular services and from the Indonesian Investment Coordinating Board relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network coverage. The Government through the MoC, as regulator has the power to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

Government as Lender

      As of December 31, 2003, the Government had sub-loaned borrowings from foreign lenders to TELKOM amounting to Rp.7,691.0 billion (US$911.3 million), including current maturities. TELKOM is obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. At the end of December 2003, foreign currency loans represented 58.8% of the outstanding total of such loans. The remaining 41.2% of such outstanding loans is denominated in Rupiah. In 2003, the annual interest rates charged on loans repayable in Rupiah range from 1.86% to 13.25%, on those repayable in U.S. Dollar range from 4.0% to 7.98% and on those repayable in Japanese Yen range from 3.1% to 3.2%.

Government as Customer

      The Government purchases services from the Company on a commercial basis. Government entities, in the aggregate, constitute the largest user of the Company’s services. The Company, however, deals with the various departments and agencies of the Government as separate customers and the provision of services to any single department or agency does not constitute a material part of TELKOM’s revenues. The Government and government agencies are treated for tariff purposes as “residential”. which rates are lower than the business service rates.

Other

Proportion of securities of TELKOM held in Indonesia and outside Indonesia

      As of December 31, 2003, 13,807 people, including the Government, were registered as holders of 10,079,999,640 shares of TELKOM’s Common Stock in Indonesia. There were a total of 38,317,046 ADSs held by 169 registered holders as of December 31, 2003. The ADSs are traded on the NYSE and the LSE.

Change in Control

      There are no arrangements which are known to the Company which may result in a change in control to the Company.

B.     Related party transactions

      TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 49 to the Company’s consolidated financial statements. The most significant of these transactions include:

Government of the Republic of Indonesia

      The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder. Interest expense from two-step loans amounted to Rp.960.4 billion, Rp.969.0 billion and Rp.755.5 billion in 2001, 2002 and 2003, respectively. Interest expense from two-step loans reflected 72.2%, 61.2% and 54.6% of interest expense in 2001, 2002 and 2003, respectively.

      The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the Ministry of Communication (formerly, Ministry of Tourism, Post and Telecommunication) of the Republic of Indonesia. Concession fees amounted to Rp.63.6 billion, Rp.163.9 billion and Rp. 239.0 billion in 2001, 2002 and 2003, respectively. Concession fees reflected 0.7%, 1.4% and 1.6% of total operating expenses in 2001, 2002 and 2003, respectively. Radio frequency usage charges amounted to Rp 101.3 billion, Rp 292.7 billion and Rp.371.7 billion in 2001, 2002 and 2003, respectively. Radio frequency usage charges reflected 1.1%, 2.5% and 2.5% of total operating expenses in 2001, 2002 and 2003, respectively.

Indosat (including Satelindo and IM3)

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

      The Company has an agreement with Indosat for the provision of international telecommunication services to the public. The principal matters covered by the agreement are as follows:

•	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunication (AVD), hotline and teleconferencing. The Company receives compensation for the services, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunication of the Republic of Indonesia;

•	The Company has also entered into an interconnection agreement between the Company’s PSTN network and Indosat’s STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation. Pursuant to the Minister of Communication Decree regarding the transfer of license of Indosat’s mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile (“IM3”), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002;

•	The Company’s compensation relating to leased lines/ channel services, such as IBS, AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Indosat also leases circuits from the Company to link Jakarta, Medan and Surabaya; and

•	The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

•	Telkomsel’s GSM mobile cellular telecommunication network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges;

•	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges;

•	Billings for international calls made by customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue although billings to customers have not been collected; and

•	The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expired on February 29, 2004. Pending negotiations on a new agreement, Telkomsel and Indosat have entered into an interim agreement with terms similar to those set forth above. Under the terms of the interim agreement, Telkomsel will receive 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement will be effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.

      Telkomsel also has an agreement for the usage of Indosat’s telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp.13.4 billion, Rp.12.7 billion and Rp. 17.9 billion in 2001, 2002 and 2003, respectively, reflecting 0.2%, 0.1% and 0.1% of total operating expenses in 2001, 2002 and 2003, respectively.

      Other agreements between Telkomsel and Indosat are as follows:

     Agreement on Construction and Maintenance for the Jakarta-Surabaya Cable System (“J-S Cable System”)

      Telkomsel, Lintasarta, Satelindo and Indosat entered into the Construction and Maintenance for J-S Cable System Agreement. The parties formed a management committee consisting of a chief and a representative of the respective parties, to direct the development and operation of the cable system that was completed in 1998. Based on the agreement, Telkomsel share of the total construction cost was 19.325%. Telkomsel shares the total cost of operation and maintenance based on an agreed formula.

      Telkomsel’s share of the cost of operation and maintenance amounted to Rp.1.4 billion, Rp.0.9 billion and Rp.1.4 billion in 2001, 2002 and 2003, respectively.

     Indefeasible Right of Use Agreement

      On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an irrevocable right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2,727,273. Besides the aforementioned prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

     Interconnection Agreement

      On November 1, 2001, Telkomsel entered into an interconnection agreement with Indosat (on behalf of IM3, a subsidiary of Indosat). Based on this agreement, Telkomsel’s GSM cellular mobile network is connected to IM3’s network and through this arrangement, Telkomsel’s customers can make or receive calls from or to IM3’s customers.

•	Supply and installation of interconnection tools needed is Telkomsel’s responsibility; and

•	The agreement is effective upon the signing date and extendable for a period agreed by both parties.

      Based on the amendment upon the above agreement, since December 14, 2001, Telkomsel’s customers are able to send and receive short message services from IM3’s customers.

      The Company and its subsidiaries earned net interconnection revenue from IM3 of Rp.156.9 million and Rp.50.9 billion in 2001 and 2002, respectively. Interconnection revenues earned from IM3 in 2003 are included in the total amount of interconnection revenues earned from Indosat in 2003. See “Interconnection Revenues” below.

     Agreements with Satelindo

      On November 20, 2003, Indosat, IM3, Satelindo and PT Bimagraha Telekomindo merged, with Indosat as the surviving entity. Pursuant to the terms of the merger, all the rights and obligations of Satelindo and IM3, respectively, arising from their agreements with TELKOM and Telkomsel, as the case may be, were assumed by Indosat.

      The Company has an agreement with Satelindo, a subsidiary of Indosat, whereby both parties agreed, among other matters, on the following:

•	Interconnection of the Company’s PSTN with Satelindo’s international gateway exchange, enabling the Company’s customers to make outgoing or receive incoming international calls through Satelindo’s international gateway exchange; and

•	Billings for the international telecommunication services used by domestic customers through Satelindo’s international gateway exchange will be handled by the Company.

      The Company also has an agreement with Satelindo for the interconnection of Satelindo’s GSM mobile cellular telecommunication network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Satelindo’s customers.

      Telkomsel also has an agreement with Satelindo for interconnection on substantially the same terms as TELKOM.

      Interconnection revenues earned from Satelindo were Rp.293.7 billion and Rp.625.1 billion in 2001 and 2002, respectively, reflecting 1.8% and 3.0% of total operating revenue for 2001 and 2002, respectively. Interconnection revenues earned from Satelindo in 2003 are included in the total amount of interconnection revenues earned from Indosat in 2003. See “Interconnection Revenues” below.

      The Company leases international circuits from Satelindo. Payments made in relation to the lease amounted to (2003 payments were made to Indosat) Rp.28.1 billion, Rp.32.9 billion and Rp.30.2 billion in 2001, 2002 and 2003, respectively, which was 0.3%, 0.3% and 0.2% of total operating expenses for 2001, 2002 and 2003, respectively.

      Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo’s establishment, the Company agreed to transfer to Satelindo, its so-called B-2P, B-2R and B-4 Palapa satellites and other assets relating to the Company’s satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B-2P and B-2R Palapa satellites had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B-2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

      In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta that had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43.0 billion to the Company for the thirty-year right. Satelindo paid Rp.17.2 billion in 1994 and the remaining Rp.25.8 billion has not been paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount of Rp.59.9 billion as lease expense up to 2024. As of December 31, 2003, the prepaid portion is reflected in the Company’s consolidated balance sheet as “Advances from customers and suppliers.”

     Interconnection Revenues

      The Company and its subsidiaries earned net interconnection revenues from Indosat (including Satelindo and IM3 in 2003) of Rp.54.0 billion, Rp.274.7 billion and Rp.235.7 billion in 2001, 2002 and 2003, respectively, reflecting 0.3%, 1.3% and 0.9% of total operating revenues in 2001, 2002 and 2003 respectively.

     Agreement with Government agencies and associated companies

      The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakom, for utilization of the Company’s Palapa B-4 and TELKOM-1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.89.5 billion, Rp.44.1 billion and Rp.96.9 billion in 2001, 2002 and 2003, respectively, which was 0.5%, 0.2% and 0.4% of total operating revenues in 2001, 2002 and 2003, respectively.

      The Company provides leased lines to CSM, Lintasarta, Satelindo, Komselindo, Mobisel, Metrosel and PSN (2003 total excludes Satelindo, Komselindo and Metrosel). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.19.8 billion, Rp.75.7 billion and Rp.69.4 billion in 2001, 2002 and 2003, respectively, which was 0.1%, 0.4% and 0.3% of total operating revenues in 2001, 2002 and 2003.

      The Company provides a data communication network system for Lintasarta, an Indosat subsidiary and operates a telemetry tracking and command station for PSN. Revenues earned by the Company from these transactions amounted to Rp.28.0 billion in 2001, which was 0.2%, of total operating revenues in 2001. There was no revenue earned from these transactions in 2002 and 2003.

      The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika, Telekomindo, Bangtelindo, Telesera which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp.100.5 billion, Rp.154.8 billion and Rp.127.0 billion in 2001, 2002 and 2003, respectively, reflecting 2.4%, 2.1% and 1.1% of total fixed assets purchases in 2001, 2002 and 2003, respectively.

      PT INTI was a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2001, 2002 and 2003 amounted to Rp.663.6 billion, Rp.34.7 billion and Rp.52.3 billion, respectively, reflecting 15.7%, 0.5% and 0.5% of total fixed assets purchases in 2001, 2002 and 2003, respectively.

      The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp.83.9 billion, Rp.131.4 billion and

Rp.159.5 billion in 2001, 2002 and 2003, respectively, reflecting 0.9%, 1.1% and 1.1% of total operating expenses in 2001, 2002 and 2003, respectively.

      The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. As of December 31, 2001, the Company also had an investment in mutual funds managed by Danareksa, a state-owned company. Total placements in form of current accounts and time deposits in state-owned banks and mutual funds amounted to Rp.3,779.9 billion, Rp.6,161.2 billion and Rp.3,130.4 billion as of December 31, 2001, 2002 and 2003, respectively, reflecting 11.4%, 13.9% and 6.2% of total assets as of December 31, 2001, 2002 and 2003, respectively. Interest income recognized during 2003 was Rp.274.0 billion, reflecting 74.9% of total interest income.

      The Company (a) leases buildings, (b) purchases materials and construction services and (c) utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom (a foundation managed by Dharma Wanita Telkom). Total charges from these transactions amounted to Rp.18.7 billion, Rp14.6 billion and Rp.32.8 billion in 2001, 2002 and 2003, respectively, which was 0.2%, 0.1% and 0.2% of total operating expenses in 2001, 2002 and 2003, respectively.

      The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp.1.8 billion, Rp.1.4 billion and Rp.7.7 billion in 2001, 2002 and 2003, respectively, which was 0.02%, 0.01% and 0.05% of total operating expenses for 2001, 2002 and 2003, respectively.

      In 1991, the Company granted loans to Koperasi Telekomunikasi (“Koptel”) amounting to Rp.1 billion to support Koptel’s activities in providing housing loans to the Company’s employees. The balance of the loans amounted to Rp.0.2 billion, as of December 31, 2001, Rp.0.1 billion as of December 31, 2002 and nil as of December 31, 2003, which is immaterial to the Company’s total assets as of December 31, 2001, 2002 and 2003.

      The Company and its subsidiaries earned interconnection revenues from Komselindo, Metrosel, Mobisel, BBT, PSN and Patrakom (2003 totals exclude Komselindo and Metrosel), which are associated companies, totaling Rp.345.3 billion, Rp.78.0 billion and Rp.21.0 billion in 2001, 2002 and 2003, respectively, which was 2.1%, 0.4% and 0.1% of total operating revenues in 2001, 2002 and 2003, respectively.

      In addition to revenues earned under the KSO Agreement, the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.114.2 billion, Rp.73.7 billion and Rp.23.1 billion in 2001, 2002 and 2003, respectively, which was 0.7%, 0.4% and 0.1% of total operating revenues in 2001, 2002 and 2003, respectively.

      The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and Yayasan Kesehatan Pegawai Telkom. See Notes 46 and 48 to the consolidated financial statements in Item 18.

      The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provides certain of its related parties with the right to use its buildings free of charge.

C.	Interest of experts and counsel

      Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

      See Item 18. “Consolidated Financial Statements,” which is incorporated herein by reference.

Material Litigation

Aria West

      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”) for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million.

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

KAP Eddy Pianto

      On February 19, 2004, KAP Eddy Pianto, the auditor initially appointed by TELKOM to audit TELKOM’s 2002 financial statements, commenced a legal suit in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (member firm of PricewaterhouseCoopers in Indonesia, formerly known as KAP Drs. Hadi Sutanto & Rekan and TELKOM’s auditor for the reaudit of TELKOM’s 2002 financial statements), TELKOM, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (member firm of Deloitte Touche Tohmatsu in Indonesia and TELKOM’s 2001 auditor) and BAPEPAM (collectively, the “Defendants”), alleging that the Defendants, through the reaudit of TELKOM’s 2002 financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp.7,840.0 billion in damages from the Defendants. As of the date of this Annual Report, each Defendant has filed its response to KAP Eddy Pianto’s allegations, as well as its respective rejoinder to certain replies of KAP Eddy Pianto to such response. The court is now in the process of examining the evidence and witnesses presented by KAP Eddy Pianto and each of the Defendants. TELKOM is contesting this legal suit vigorously because it does not believe that the claim of KAP Eddy Pianto has any merit or that KAP Eddy Pianto has any legal basis to claim damages. As of the date of this Annual report, however, TELKOM can give no assurance regarding the possible outcome of the legal suit.

      Apart from the above, TELKOM is not a party to any other litigation or legal proceedings which it believes would, individually or taken as a whole, have a material adverse effect on its business, financial condition and results of operations.

B.	Significant changes

      See the important disclosures made in Item 3. “Key Information — D. Risk Factors — TELKOM did not file a fully compliant 2002 Annual Report on Form 20-F until February 9, 2004 and may face an SEC enforcement action, or other legal liability or adverse consequences.”

      On May 13, 2004, TELKOM received its commercial license to provide IDD fixed-line services. On June 7, 2004, TELKOM began offering IDD fixed-line services to customers under the brand name “ TIC 007.”

      See the important disclosures regarding changes in the regulations governing the Indonesian telecommunications industry in Item 4. “Information on the Company — B. Business Overview — Regulations.”

      See Note 57 to the Company’s consolidated financial statements in Item 18 for information relating to material subsequent events occurring after December 31, 2003.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

      The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.

SHARE PRICE INFORMATION

	Price per Share

Calendar Year	High	Low

	(in Rupiah)
1999	4,629	2,407
2000	4,350	2,025
First Quarter	4,350	3,325
Second Quarter	3,775	2,675
Third Quarter	3,325	2,600
Fourth Quarter	2,890	2,025
2001	3,400	1,825
First Quarter	3,150	1,775
Second Quarter	3,200	2,175
Third Quarter	3,525	2,650
Fourth Quarter	3,250	2,425
2002
First Quarter	4,300	2,825
Second Quarter	4,725	3,700
Third Quarter	3,900	3,125
Fourth Quarter	4,000	2,350
2003
First Quarter	3,725	3,225
Second Quarter	4,950	3,650
Third Quarter	6,000	4,125
Fourth Quarter	6,750	5,650
December	6,900	5,850
2004
January	8,050	6,700
February	7,800	7,000
March	7,550	6,350
April	8,800	7,000
May	8,100	6,600
June 24, 2004	7,250	7,100

      On December 30, 2003, (at last trading on the JSX), the closing price for a share of Common Stock was Rp.6,750.

      The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.

ADS PRICE INFORMATION

	Price per ADS		Price per ADS
	(NYSE)		(LSE)

Calendar Year	High	Low	High	Low

	(in US Dollar)		(in US Dollar)
1999	13.63	5.27	13.17	5.37
2000	12.00	4.13	12.15	4.27
First Quarter	12.00	9.1	12.1	9.2
Second Quarter	9.7	6.4	9.6	6.4
Third Quarter	8.0	5.9	7.9	6.1
Fourth Quarter	6.3	4.1	6.4	4.3
2001	7.06	3.65	7.05	3.80
First Quarter	6.7	4.0	6.5	3.9
Second Quarter	5.6	3.7	5.6	3.8
Third Quarter	7.1	5.5	7.1	5.5
Fourth Quarter	5.8	4.7	6.1	4.8
2002	9.77	5.56	9.82	5.27
First Quarter	8.6	5.5	8.6	5.5
Second Quarter	9.8	8.4	9.8	8.4
Third Quarter	8.7	7.0	8.7	7.1
Fourth Quarter	8.9	5.6	8.9	5.3
2003	8.44	7.30	8.53	7.27
First Quarter	8.44	7.30	8.53	7.27
Second Quarter	12.09	8.19	11.78	8.33
Third Quarter	13.73	9.85	13.90	9.60
Fourth Quarter	16.42	13.13	16.05	13.40
December	16.42	13.64	16.05	14.35
2004
January	19.48	16.60	18.50	16.15
February	18.58	16.75	18.15	16.95
March	17.75	15.00	17.55	14.75
April	20.19	17.10	19.95	16.55
May	19.15	15.15	18.55	14.55
June 24, 2004	15.65	14.85	14.95	14.95

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

The Indonesian Securities Market

      Currently there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.460.4 trillion at year end 2003 as compared to Rp.405.0 trillion for the SSX. Total trading value on the JSX during 2003 was Rp.125.4 trillion, compared with Rp.3.1 trillion on the SSX.

Overview of the JSX

      There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.

      Trading is divided into three market segments: regular market, negotiation market and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, the round lots consist of 500 shares for non-banking sector shares and of 5,000 shares for banking sector shares. The price movements and the limits for such movements in one trading session are determined in accordance with the market price of the respective traded shares. For shares with the market price of less than Rp.500 the movement are in multiples of Rp.5 and each price movement is limited to Rp.50. For shares with market prices ranging from Rp.500 to Rp.5,000 movements are in multiples of Rp.25 and each price movement is limited to Rp.250. For shares with a market price of Rp.5,000 or more movements are in multiples of Rp.50 with a maximum of Rp.500 for each price movement. Auctioning takes place according to both price and time priority. Price priority gives priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

      The negotiation market trading consists of (i) block trading, i.e. lots of 200,000 shares or more; (ii) odd lot trading with round lots of less than 500 shares or less than 5000 shares for banking companies; (iii) crossing by an exchange member receiving buying and selling orders for the same number of shares at the same price; and (iv) foreign board trading in stocks where foreign ownership has reached 49% of listed shares. Odd lots may not be traded more than 5% above or below the latest price on the regular market. Odd lot dealers may set prices within a range of not more than 7% above or below the regular market price and must buy or sell stock directly to and from customers in crossing without charging commission. In the case of newly listed or newly traded shares which have yet to establish a market price, the price referred to is the initial public offering price.

      Transactions on the JSX regular and negotiation markets are required to be settled no later than the fourth trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, the Indonesian Clearing and Guarantee Corporation, PT Kliring Penjaminan Efek Indonesia (“KPEI”) may perform the obligations or rights of such a defaulting exchange member, by, for example, buying and/or selling shares in the cash market in order to settle the defaulted transaction. Any such action by KPEI does not eliminate the liabilities of the defaulting party which effected the transaction. All cash market transactions must be reported to the JSX. An exchange member defaulting in settlement is liable to a fine of 0.25% for the first day and thereafter a fine of 0.5% of the transaction value payable to his counterpart in the transaction and shall also be issued with a warning. Delay in payment of the fine is also liable to a penalty equal to 1% of the fine for each calendar day of delay.

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

Trading on the NYSE and LSE

      The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents twenty shares of Common Stock. As of December 31, 2003, 38,317,046 ADSs were outstanding in the United States and there were 169 registered holders of ADSs.

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

      In accordance with Indonesian company law, TELKOM has a Board of Commissioners and a Board of Directors. The two Boards are separate and no individual may be a member of both Boards. See Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management.” The Articles states that any transaction involving a conflict of interest between the Company and its directors, commissioners and stockholders should be approved by a stockholders meeting, in which approval is required from a majority of independent stockholders.

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

      The Articles do not contain any requirement for (i) the directors to retire by a specified age, or (ii) the directors to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:

•	dividend rights. Dividends are to be paid based upon the financial condition of TELKOM and in accordance with the resolution of the stockholders in a general meeting, which will also determine the form of and time for payment of the dividend;

•	voting rights. The holder of each voting share is entitled to one vote at a general meeting of stockholders;

•	rights to share in the Company’s profits. See dividend rights;

•	rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

•	redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 30 of Indonesian Company Law, TELKOM may buy back at the maximum 10% of its issued shares;

•	reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company is to be set aside to cover potential losses suffered by the Company. If the amount in the reserved fund exceeds 20% of the issued capital of the Company, general meeting of stockholders may authorize the Company to utilize such excess funds as dividends;

•	liability to further capital calls. Stockholders of the Company may be asked to subscribe for new shares in the Company from time to time. Such right is to be offered to stockholders prior to being offered to third parties and may be transferred at the option of the shareholder. The Board of Directors of the Company is authorized to offer the new shares to third parties in the event that the existing shareholder is unable or unwilling to subscribe for such new shares; and

•	provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.

      In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the approval of the holder of the Series A Dwiwarna share and two thirds of the holders of the Series B shares present at a general meeting. Such meeting must also be attended by the holder of the Series A Dwiwarna share.

      General meetings of stockholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least 2 newspapers having general circulation within Indonesia, one of which must be in Indonesian and the other in English. The notice period for convening annual general meetings and extraordinary general meetings is 21 days (not including the date the meeting was called and the date of the meeting) and 14 days (not including the date the meeting was called and the date of the meeting) respectively. The quorum for the general meeting is stockholders representing at least 50% of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which meeting does not require the issue of a notice. At the second meeting, the quorum for the meeting is stockholders representing one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, the quorum for which shall be determined by the Head of the District Court that has a judicial jurisdiction over TELKOM. Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles.

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

      Each director and commissioner has an obligation to report to BAPEPAM with regard to their ownership and the changes of their ownership in the Company and this obligation also applies to stockholders who have an ownership of 5% or more in the paid up capital of the Company. TELKOM believes that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on an Indonesian stock exchange. TELKOM also believes that the provisions in the Articles relating to changes in the capital of TELKOM are not more stringent than that required by Indonesian law.

Summary of significant differences between Indonesian corporate governance practices and the NYSE’s corporate governance standards

      The following sets forth a brief, general summary of significant differences between the corporate governance practices followed by Indonesian companies, such as TELKOM, and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of U.S. companies that have common stock listed on the NYSE. The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Overview of Indonesia law

      Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are mainly embodied in the following regulations: Law No. 1 of 1995 on Limited Liability Companies (“Company Law”); the Law No. 8 of 1995 on Capital Market (“Capital Market Law”); the Regulations of the Indonesian Capital Market Supervisory Board (“BAPEPAM Regulations”); and the rules issued by the Indonesian stock exchanges, namely Jakarta Stock Exchange (“JSX”) and Surabaya Stock Exchange (“SSX”). In addition to the above statutory requirements, the articles of association (“Articles”) of the public companies commonly incorporate provisions directing the corporate governance practices in such companies.

      Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with standards of corporate governance practices that are more stringent than those applied to privately-owned companies. It should be noted that in Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Capital Market Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.

      In 2000, the Government established the National Committee on Corporate Governance (“NCGI”), an informal committee that was tasked with formulating good corporate governance standards for Indonesian companies. As a result, the NCGI formulated the Code for Good Corporate Governance (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent audit and compensation committees by the Boards of Commissioners, as well as increasing the scope of Indonesian companies’ disclosure obligations. Although the NCGI recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report the Government has not enacted regulations that fully implement the provisions of the Code. For example, while public companies such as TELKOM are now required to have independent audit committees, they are not yet required to have independent compensation committees. Accordingly, many of the Code’s provisions have not been implemented by Indonesian companies.

Composition of Board of Directors; Independence

      The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.

      Unlike companies incorporated in the United States, the management of an Indonesian company consists of two organs of equal stature, the Board of Commissioners (“BoC”) and the Board of Directors (“BoD”). Generally, the BoD is responsible for the day-to-day business activities of the company, while the BoC acts as the representatives of the company’s shareholders and is authorized and responsible for the supervision of the BoD and is statutorily mandated to provide advice to the BoD.

      With regard to the BoC, the Company Law requires a public company’s BoC to have at least two members. Although the Company Law is silent as to the composition of the BoC, Listing Regulation No. 1A issued by the JSX states that at least 30% of the members of the BoC of a public company (such as TELKOM) must be independent.

      As to the BoD, the Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of which must meet the minimum qualification requirements set forth in the Company Law. Given the difference between the role of the members of the BoD in an Indonesian company to that of their counterparts in a U.S. company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.

Committees

      The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/ corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

      The Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Listing Regulation No. 1A issued by the JSX does require the BoC of a listed public company (such as TELKOM) to form committees that will oversee the company’s audit process (which committee must be headed by an independent member of the BoC).

      TELKOM’s BoC has formed an audit committee composed of six members: two independent commissioners and four members who are not affiliated with TELKOM. The NYSE listing standards and the charter of TELKOM’s audit committee share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, TELKOM’s audit committee does not have direct responsibility for the appointment, compensation and retention of TELKOM’s external auditor. TELKOM’s audit committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.

      TELKOM’s BoC also re-established TELKOM’s nomination and renumeration committee on May 20, 2003. The committee was tasked with formulating: (a) selection criteria and nomination procedures for Commissioners and Directors; and (b) a compensation system for Commissioners and Directors for the 2003 fiscal year. In accordance with its mandate from the BoC, the committee will deliver a report regarding its activities during the 2004 Annual General Meeting of TELKOM’s stockholders.

      For more information on TELKOM’s BoC committees, see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Managers — Board of Commissioners’ Committees.”

Disclosure regarding corporate governance

      The NYSE listing standards require U.S. companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders. There are no disclosure requirements in Indonesian law similar to the NYSE listing standards described above. However, the Capital Market Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to BAPEPAM, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

Code of Business Conduct and Ethics

      The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to submit periodic reports to the SEC, including TELKOM, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities. Under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code; and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code. See Item 16B. “Code of Ethics.”

C.     Material contracts

Transfer of DCS 1800 License to Telkomsel

      Prior to 2002, TELKOM had been working on the construction of a DCS 1800 network and the setting up of a DCS 1800 mobile cellular business through its TELKOM Mobile unit and had been granted 15 MHz of radio frequency bandwidth in the 1800 MHz band. On April 3, 2002, TELKOM and Telkomsel entered into an agreement for the sale and purchase of TELKOM’s assets relating to the

TELKOM Mobile unit. Under the agreement, TELKOM, for a consideration of approximately Rp.135.5 billion (i) transfer to Telkomsel specified assets of TELKOM relating to the business of the TELKOM Mobile unit; (ii) transfers its TELKOM Mobile unit employees to Telkomsel; and (iii) transfers or novates to Telkomsel TELKOM’s rights and obligations under certain TELKOM Mobile assets and contracts. In connection with such transaction the MoC has approved the reissuance and transfer of DCS 1800 license from TELKOM to Telkomsel on July 12, 2002.

Acquisition of AriaWest

      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, PT AriaWest International (“AriaWest”) for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million.

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

Acquisition of Pramindo

      Pursuant to a Conditional Sale and Purchase Agreement dated April 19, 2002, TELKOM agreed to acquire 100% of its KSO partner in Regional Division I, PT Pramindo Ikat Nusantara (“Pramindo”) and obtained management control over Pramindo. Upon the closing of the agreement on August 15, 2002, TELKOM acquired a 30% interest in Pramindo. In September 2003, TELKOM acquired a further 15% of the shares of Pramindo. The total purchase price for 100% of Pramindo was US$384.4 million. Of this amount, US$95.4 million was paid in August and September of 2002, with TELKOM acquiring full control over Pramindo. The balance of the purchase price was payable in ten unequal quarterly installments from September 2002 through December 2004. Under the agreement, TELKOM also agreed to repay loans to the International Finance Corporation amounting to US$86.2 million.

      On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004, TELKOM used the loan to repurchase the remaining outstanding promissory notes that TELKOM had issued as consideration for the purchase of Pramindo’s shares. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own and as of the date of this Annual Report TELKOM owns 100% of Pramindo.

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

Contract with Orbital Sciences Corporation

      On October 24, 2002, TELKOM signed a contract with Orbital Sciences Corporation, a U.S. company which develops and manufactures affordable space systems for commercial, civil government and military customers, to develop the TELKOM-2 satellite. Pursuant to an amendment to this agreement dated December 15, 2003, the total fixed cost payable by TELKOM was increased from US$73 million to US$ 73.14 million, which is expected to be fully paid by TELKOM by January 2005. The TELKOM-2 satellite is a geosynchronous communication satellite which will be manufactured based on Orbital’s state-of-the-art STAR-2 platform. TELKOM-2 will replace TELKOM’s existing Palapa B-4 satellite, the operational life of which expires in late 2004. The TELKOM-2 satellite will have a capacity of 24 standard C-band transponders with transponder specifications similar to those of the TELKOM-1 satellite. The TELKOM-2 satellite will be designed for 15 years of in-orbit life. TELKOM expects that the satellite will support its national as well as regional communications network for voice, video and data communications. The satellite will be launched into geo-synchronous orbit 22,300 miles above the earth and it will be operated in geostationary orbit position located at 118 degrees east longitude.

Contract with Arianespace

      On November 8, 2002, TELKOM signed a US$62.9 million fixed price contract with Arianespace S.A. for the launch of the TELKOM-2 satellite using an Ariane-5 launch vehicle with double launch. Payments will be made between January 2004 and September 2004. As of the date of this Annual Report, TELKOM has paid US$56.5 million to Arianespace, with the remaining balance of US$6.4 million to be paid in September 2004.

Master of Procurement Partnership Agreement (MPPA) with Consortium led by Samsung

      On December 23, 2002, TELKOM signed a Master of Procurement Partnership Agreement (“MPPA”) with a consortium led by Samsung Corporation. PT Samsung Telecommunication Indonesia became a member of the consortium pursuant to an amendment dated December 31, 2002 to this MPAA. The MPPA provides planning, manufacturing, delivery and construction of 1.6 million lines, as well as a service level agreement. Under the MPPA, work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). The MPPA between TELKOM and Samsung consists of construction of 1,656,300 lines of NSS for nationwide and 802,000 lines of BSS for Regional Division III, IV, V, VI and VII for US$116 per line for BSS and US$34 per line for NSS. This project has been financed in part by The Export-Import Bank of Korea pursuant to a Loan Agreement dated August 27, 2003, for approximately US$124 million. This loan is repayable in ten semi-annual installments.

Master of Procurement Partnership Agreement (MPPA) with Ericsson CDMA Consortium

      TELKOM and the Ericsson CDMA Consortium have entered into a Master of Procurement Partnership Agreement (“MPPA”) on December 23, 2002. This MPPA is also intended to provide planning, manufacturing, delivery and construction of 1.6 million lines as well as a service level agreement. Under the MPPA, the work related to network deployment should be carried out and completed within 42 months (six months after the end of fiscal year 2005). MPPA between TELKOM and Ericsson consists of constructing 631,800 lines of BSS for US$116 per line.

Master of Procurement Partnership Agreement (MPPA) with PT INTI

      TELKOM and PT INTI signed a Master of Procurement Partnership Agreement on August 26, 2003, whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with TELKOM’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, PT INTI must deliver the CDMA 2000 IX system within thirty-four months of August 26, 2003, and will be paid a total of US$22.9 million and

Rp.61.4 billion. PT INTI will service and maintain the CDMA 2000 IX system pursuant to a service level agreement dated the same date in return for an annual consideration of US$2.3 million.

Partnership Agreement with Siemens Consortium

      TELKOM entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003, for the development, procurement and construction of a backbone transmission network in Kalimantan and Sulawesi, a related network management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT LEN Industri and Corning Cable System Gmbh & Co. K.G. The consideration payable by TELKOM for the fiber optic networks are US$3.8 million plus Rp.74.0 billion (for the network located within Kalimantan) and US$3.8 million plus Rp.70.7 billion (for the network located within Sulawesi).

PSTN Regional Junction in Jakarta Area

      On February 8, 2002, TELKOM signed an agreement with Olex-Lucent-Brimbun for the award of the PSTN Regional Junction Regional Division II Work, which encompasses of SDH Transmission System, Optical Fibre, NMS and other services. The agreement has been amended several times, the latest being on December 4, 2003. As of the latest amendment to the agreement, the total cost of services and equipment is set at US$28.8 million and Rp.123.2 billion, respectively.

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

      MPPA between TELKOM and Motorola consists of 225,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$20.7 million and Rp.61.3 billion. The agreed unit price does not include service level agreement, training for technical staff and documentation. The NSS system will use nationwide Samsung’s NSS as contracted on December 23, 2002. The period of the agreement is 42 months until approximately mid-2006.

Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

      On November 12, 2003, TELKOM entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, TELKOM is obligated to pay PT INTI a total consideration of US$6.5 million and Rp.112.4 billion.

Agreement for the Procurement of Softswitch System Class 4 with a consortium led by Santera-Olex

      On December 18, 2003, TELKOM entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, TELKOM will pay US$4.0 million and Rp.2.5 billion.

Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area

      On January 14, 2003, TELKOM and Bukaka SingTel entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area (the “Co-Operation Agreement”)

that implemented the terms of the June 11, 2002 Memorandum of Understanding between TELKOM and Bukaka SingTel. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.8 million for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka SingTel. The new facilities are expected to be completed by 2006, with TELKOM and its Fixed Wireless Division receiving 95% of net revenues generated by the new facilities until such time as an internal rate of return of 28% is achieved, after which TELKOM and Bukaka SingTel will each receive 50% of net revenues. The Co-Operation Agreement will expire on December 31, 2010, at which time ownership of the new facilities will vest in TELKOM.

Partnership Agreement for the Construction and Provision of High Performance Backbone in Sumatera

      On November 30, 2001, TELKOM signed a partnership agreement with a consortium consisting of PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone network in Sumatera. The agreement became effective as of June 10, 2002. The scope of work includes the provision of an optical fiber cable, together with transmission equipment and network management systems. TELKOM is obligated to pay US$46.3 million and Rp.172.7 billion (together with value-added tax thereon) as consideration. On June 12, 2003, the parties agreed to amend this agreement to reflect additional work being carried out by the consortium in consideration for an additional US$2.8 million and Rp.1,699.1 million payable by TELKOM to the consortium. The amount due under the agreement was fully paid in April 2004.

Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java)

      On December 5, 2001, TELKOM entered into a partnership agreement with a consortium consisting of Sumitomo Corporation, NEC Corporation and PT Nasio Karya Pratama for the development of a high quality PSTN Regional Junction for Regional Division V (East Java). The scope of work includes the development of a SDH transmission system, as well as the provision of ancillary fiber optic and other related equipment. TELKOM was initially obligated to pay Japanese Yen 3,670.9 million and Rp.125.5 billion (which is inclusive of value-added tax). The parties agreed to add another partner to the consortium, PT Communication Cable System Indonesia, on September 27, 2002. In accordance with an amendment agreement dated December 11, 2003, the parties agreed to amend the contract price payable by TELKOM to Japanese Yen 1,258.8 million and Rp.188.8 billion (which is exclusive of value-added tax).

Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

      On November 27, 2002, TELKOM entered into a supply contract with NEC Corporation, the Communication Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, TELKOM, SingTel and the CAT were to contribute equally to a payment of US$32.7 million (inclusive of value-added tax). Due to several contract variations entered into during 2003, the total amount payable by TELKOM, SingTel and CAT was increased to US$33.4 million.

Agreement for Dumai-Melaka Cable System

      On May 14, 2004, TELKOM entered into a Cooperation Agreement with Telekom Malaysia Berhad (“Telekom Malaysia”) pursuant to which TELKOM and Telekom Malaysia formed a consortium for the deployment and maintenance of the Dumai-Melaka Cable System. On the same date, the consortium entered into a Supply Contract with NEC Corporation for the deployment of the 160 km optical submarine cable between Indonesia and Malaysia, which is scheduled to be completed by the end of 2004. TELKOM and Telekom Malaysia were to contribute equally to a payment to NEC Corporation of US$8.7 million (inclusive of value-added tax).

Acquisition of Dayamitra

      On May 17, 2001, TELKOM acquired 90.32% of the issued and fully paid shares of Dayamitra, the KSO VI Investor, for US$134.2 million (including consultant’s fee of US$3.3 million) and also purchased a call option and granted a put option with respect to the remaining 9.68% partner shares of Dayamitra. An initial payment of US$18.3 million was paid on the closing date of the transaction on May 17, 2001, US$8.9 million was paid on August 10, 2001 as an adjustment to the purchase price based on Dayamitra’s adjusted working capital and the balance of US$103.6 million was and is to be paid through an escrow account in eight quarterly installments of US$13.0 million each beginning on August 17, 2001 and TELKOM paid the last quarterly installment on May 17, 2003.

PT Mitra Global Telekomunikasi Indonesia

      On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations.

Indemnity given to KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa)

      TELKOM has entered into two indemnity agreements with KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), the member firm of Deloitte Touche Tohmatsu in Indonesia (“Deloitte”). Under the first agreement, dated February 9, 2004, TELKOM agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceedings brought against Deloitte on the basis of the inclusion of the audited 2000 and 2001 financial statements in Amendment No. 2 to TELKOM’s 2002 Annual Report on Form 20-F that was filed on February 9, 2004, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.

      Under the second agreement, dated June 29, 2004, TELKOM has agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceedings brought against Deloitte on the basis of the inclusion of the audited 2001 financial statements in this Annual Report, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.

Short-Term Loan Agreement with ABN AMRO Bank N.V. Jakarta

      On January 28, 2004, TELKOM signed a short-term loan agreement with ABN-AMRO Bank N.V. Jakarta (“ABN AMRO”) in the amount of approximately US$130 million. The loan proceeds were thereafter placed in escrow and subsequently released to TELKOM on March 15, 2004 when TELKOM exercised its option to purchase the remaining outstanding promissory notes TELKOM issued to Pramindo’s shareholders as payment for their shares in Pramindo. Principal and interest on the ABN AMRO loan will be repaid in 10 monthly payments starting March 31, 2004, through December 31, 2004, with interest payable at one month LIBOR plus 2.75%.

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

Foreign Exchange

      Foreign exchange controls were abolished in 1971 and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia (the Indonesian Central Bank) any fund transfers exceeding US$10,000. As a state-owned company, TELKOM, based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), is required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

      Bank Indonesia holds the authority to issue Rupiah currency and has responsibility for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies.

      During the past 25 years, the value of the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the U.S. Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the U.S. Dollar; and in September 1986, when the rate fell from Rp.1,134 to Rp.1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward in value against the U.S. Dollar by about 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2003, the average rate of Rupiah to the U.S. Dollar was Rp.8,573.40, with the highest and lowest rates being Rp.9,120 and Rp.8,165 respectively.

E.     Taxation

      THE FOLLOWING SUMMARY OF INDONESIAN AND UNITED STATES FEDERAL INCOME TAX MATTERS CONTAINS A DESCRIPTION OF THE PRINCIPAL INDONESIAN AND U.S. FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

Indonesian Taxation

      The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia for

183 days or more during any twelve month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

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

United States Federal Income Taxation

      The following is a general description of the principal United States federal income tax consequences to a U.S. Holder, as defined below, of the purchase, ownership and disposition of the ADSs or shares of Common Stock. This description is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of Common Stock may vary depending upon his particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. Dollar and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The following summary is limited to U.S. Holders, as defined below, who will hold the ADSs or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code and not as part of a “hedge,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder. The discussion below also does not address the effect of any United States state, local or foreign tax law or any United States federal estate, gift or alternative minimum tax law on a holder of the ADSs or shares of Common Stock.

      As used herein, the term “U.S. Holder” means a holder of ADSs or shares of Common Stock who is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

      Holders of ADSs evidencing Common Stock will be treated as the owners of the Common Stock represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the shares of Common Stock, a holder’s tax basis in the withdrawn shares of Common Stock will be the same as his tax basis in the ADSs surrendered therefor, and the holding period in the withdrawn shares of Common Stock will include the period during which the holder held the surrendered ADSs.

      You are urged to consult your tax advisor concerning the particular United States federal, state, local and foreign income and other tax considerations regarding the ownership and disposition of the ADSs or shares of Common Stock.

Taxation of Distributions

      The gross amount of a distribution with respect to ADSs or shares of Common Stock (other than certain pro rata distributions of ADSs or shares of Common Stock or rights to subscribe for ADSs or shares of Common Stock), without reduction for Indonesian taxes withheld, will be treated as a dividend subject to tax as ordinary income on the date of receipt by the Depositary or the holder of such ADSs or shares of Common Stock, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the income tax treaty between Indonesia and the United States as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are expected to be readily tradable on the New York Stock Exchange, an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce such holder’s tax basis in such ADSs or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction otherwise allowed under Section 243 of the Code for distributions to domestic corporations in respect of distributions on ADSs or shares of Common Stock.

      If a distribution is paid with respect to ADSs or shares of Common Stock in Rupiah, the amount of the distribution will generally equal the U.S. Dollar value of the Rupiah distribution, including the amount of any Indonesian tax withheld, calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the Depositary or the holder of such shares of Common Stock, respectively, regardless of whether the payment is in fact converted into U.S. Dollars on that date. Any subsequent gain or loss in respect of such Rupiah arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. If the Depositary converts the Rupiah to U.S. Dollars on the date it receives such Rupiah, U.S. Holders will not recognize any such gain or loss.

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

Taxation of Capital Gains

      The sale or other disposition of ADSs or shares of Common Stock by a U.S. Holder will generally result in the recognition of U.S. source gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the holder’s adjusted basis in such ADSs or shares of Common Stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. Long-term capital gain of a non-corporate holder is currently subject to a maximum tax rate of 15% in respect of property with a holding period of more than one year. The deductibility of a capital loss is subject to limitations.

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

      Further, if the Company is classified as a PFIC, a U.S. Holder would not be eligible for a reduced tax rate on dividends paid on ADSs or shares of Common Stock. See “Taxation of Distributions” above.

F.     Dividends and paying agents

      Not applicable.

G.     Statement by experts

      Not applicable.

H.     Documents on display

      TELKOM files reports, including annual reports on Form 20-F and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Subject to some exceptions, TELKOM is required to file its periodic reports electronically through the SEC’s EDGAR system. Any filings TELKOM makes electronically will be available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

I.     Subsidiary Information

      Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.     Disclosure About Market Risk

General

      The Company is exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of its long-term investments. The Company does not generally hedge its long-term foreign currency liabilities as it believes that the expenses associated with fully hedging such liabilities are not justified. Instead the Company hedged its obligations for the current year. As of December 31, 2003, foreign currency time deposits provided approximately 30% coverage against foreign currency denominated current liabilities. The Company’s exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short term fixed rate assets, rates for which are reset periodically. The Company’s exposure to such market risks fluctuated significantly during 2001, 2002 and 2003 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. The Company is not able to predict whether such conditions will continue during the remainder of 2004 or thereafter.

Interest Rate Risk

      The Company’s exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program which have been used to finance the Company’s capital expenditures which bears interest at rates based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% and from floating rate long-term debts of the Company’s consolidated subsidiary, Dayamitra, which bear interests at LIBOR plus a certain margin of 4% per annum. See Notes 24 and 29 to the Company’s consolidated financial statements. To the extent interest rates in Indonesia fluctuate significantly, as they did from 10.95% in early 2003 to approximately 8.00% in early 2004, the Company’s interest obligations under its long-term debt could increase.

      The table below provides information about the Company’s material financial instruments, some of which are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in Rupiah, U.S. Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered in effect as of December 31, 2003 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2003 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia; (iii) variable interest rates on U.S. Dollar deposits are based on interest rates offered by the various lending institutions to the Republic of Indonesia as of December 31, 2003; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2003. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the Company’s consolidated financial statements and accordingly amounts shown in the table may vary from amounts shown in the Company’s consolidated financial statements.

	Outstanding Balance as at
	December 31, 2003
				Expected Maturity Date
	Foreign	Rp.
	Currency	Equivalent	Rate	2004	2005	2006	2007	2008	2009-2025

	(In thousand)	(Rp. in million)	(%)	(Rp. in million)
ASSETS
Fixed Rate
Cash and Cash equivalents
Time deposit Rupiah
Principal		3,253,587		3,253,587	—	—	—	—	—
Interest			6.90		—	—	—	—	—
U.S. Dollar
Principal	118,903	1,002,349		1,002,349	—	—	—	—	—
Interest			1.00		—	—	—	—	—
Euro
Principal	39,454	420,726		420,726	—	—	—	—	—
Interest			1.90		—	—	—	—	—
Temporary Investments
Time deposits Rupiah
Principal	—	4,006		4,006	—	—	—	—	—
Interest			6.00		—	—	—	—	—
Available-for-Sale
Securities
Rupiah	—	—	—	—	—	—	—	—	—

	Outstanding Balance as at
	December 31, 2003
				Expected Maturity Date
	Foreign	Rp.
	Currency	Equivalent	Rate	2004	2005	2006	2007	2008	2009-2025

	(In thousand)	(Rp. in million)	(%)	(Rp. in million)
LIABILITIES
Short Term Bank
Loan
U.S. Dollar
Principal	4,455	37,642	—	37,642	—	—	—	—	—
Interest			3.00	753	—	—	—	—	—
Long-term debt(1)
Variable Rate
Rupiah
Principal	—	2,535,279		335,721	347,732	257,531	190,058	189,326	1,214,911
Interest			11.90	301,766	261,449	219,506	189,083	166,543	144,088
U.S. Dollar
Principal	388,836	3,285,660		800,190	579,577	574,678	351,090	122,516	857,609
Interest			5.69	186,965	146,126	117,173	88,409	69,687	60,976
Euro
Principal	64,765	690,646		153,477	153,477	153,477	153,477	76,738
Interest			2.98	20,581	16,008	11,434	6,860	2,287
Fixed Rate
Rupiah
Principal	—	1,949,838		160,353	113,968	72,688	1,053,966	72,688	476,175
Interest			15.40	298,803	273,678	256,351	246,852	70,535	61,035
U.S. Dollar
Principal	643,954	5,441,410		2,013,056	515,943	471,450	1,524,910	311,985	604,066
Interest			7.29	211,647	194,175	175,458	159,431	38,013	30,945
Japanese Yen
Principal	17,429,464	1,377,726		55,266	90,183	90,183	90,183	75,361	976,550
Interest			3.13	43,169	41,437	38,611	35,786	32,960	30,599
Euro
Principal	18,756	200,014		45,333	45,333	45,333	37,968	26,047	—
Interest			7.64	15,285	11,821	8,356	4,892	1,991	—

(1)	Long-term debt consists of loans which are subject to interest; namely two-step loans, guaranteed notes and bonds, liabilities for acquisition of subsidiaries, suppliers’ credit loans, bridging loans and long-term bank loans, in each case including their current maturities. Long-term debt, for the purpose of this table, includes liability for acquisition of a subsidiary and incorporated deferred interest.

Exchange Rate Risk

      The Company’s exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in U.S. Dollar, Japanese Yen, French Franc, Euro, Singapore Dollar and Netherlands Guilder. For a description of the Company’s foreign currency assets and liabilities, see Note 56 to the Company’s consolidated financial statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.

      The table below provides information about the Company’s financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company’s reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Netherlands Guilder, French Franc, Euro, Singapore Dollar and Japanese Yen debt obligations and term deposits and the Company’s accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on the assumptions the exchange rates for U.S. Dollar as well as other currencies are based on the selling and buying rates quoted by Reuters on December 31, 2003, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2003 were Rp. 8,430 and Rp.8,450 to US$1, respectively. Telkomsel applied the Bank Indonesia middle buy and sell rate for its monetary asset and liabilities which was Rp.8,465 to US$1.00 as of December 31, 2003. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

	Outstanding Balance as at
	December 31, 2003
			Expected Maturity Date
	Foreign	Rp.
	Currency	Equivalent	2004	2005	2006	2007	2008	2009-2025

	(in thousand)	(Rp. in million)	(Rp. in million)
ASSETS
Cash and cash equivalents
U.S. Dollar	123,536	1,043,400	1,043,400	—	—	—	—	—
Japanese Yen	454	35	35	—	—	—	—	—
Euro	39,583	421,288	421,288	—	—	—	—	—
Trade accounts receivable
U.S. Dollar	13,332	112,559	112,559	—	—	—	—	—
Other accounts receivable
U.S. Dollar	12,605	106,258	106,258	—	—	—	—	—
Japanese Yen	5,441	429	429
French Franc	4,805	5,447	5,447
Netherland Guilder	814	2,745	2,745
Euro	21	224	224
Other current assets
U.S. Dollar	4,658	39,269	39,269	—	—	—	—	—
Advances and other noncurrent assets
U.S. Dollar	12,290	103,651	103,651	—	—	—	—	—
Escrow account
U.S. Dollar	61,302	516,128	516,128	—	—	—	—	—
LIABILITIES
Trade accounts payable
U.S. Dollar	106,544	900,408	900,408	—	—	—	—	—
Japanese Yen	126,925	10,033	10,033	—	—	—	—	—
Great Britain Pound
Sterling	61	916	916	—	—	—	—	—
Euro	2,768	29,463	29,463	—	—	—	—	—
Singapore Dollar	144	717	717	—	—	—	—	—
Other accounts payable
U.S. Dollar	—	—	—	—	—	—	—	—
Accrued expenses
U.S. Dollar	28,946	244,925	244,925	—	—	—	—	—
Japanese Yen	14,135	1,117	1,117	—	—	—	—	—
Euro	40,698	433,155	433,155	—	—	—	—	—
French Franc	710	808	808
Great Britain Pound
Sterling	46	689	689	—	—	—	—	—
Netherland Guilder	482	1,631	1,631	—	—	—	—	—
Singapore Dollar	189	940	940	—	—	—	—	—
Advance from customers and suppliers
U.S. Dollar	3,041	25,701	25,701	—	—	—	—	—
Japanese Yen	23,940	1,892	1,892
Great Britain Pound
Sterling	1	7	7	—	—	—	—	—
Short term bank loans
U.S. Dollar	4,462	37,642	37,642	—	—	—	—	—

	Outstanding Balance as at
	December 31, 2003
			Expected Maturity Date
	Foreign	Rp.
	Currency	Equivalent	2004	2005	2006	2007	2008	2009-2025

	(in thousand)	(Rp. in million)	(Rp. in million)
Long term debt(1)
U.S. Dollar	1,032,526	8,727,070	2,813,246	1,095,520	1,046,128	1,876,000	434,501	1,461,675
Japanese Yen	17,429,464	1,377,726	55,266	90,183	90,183	90,183	75,361	976,550
Euro	83,647	890,660	198,810	198,810	198,810	191,444	102,786	—

(1)	Long-term debt for the purpose of this table consists of loans denominated in foreign currencies namely, two-step loans, suppliers’ credit loan, bridging loan, liabilities for acquisition of subsidiaries, long-term bank loan and guaranteed notes, in each case including their current maturities.

Equity Price Risk

      The Company’s long-term investments consist primarily of minority investments in the equity of private Indonesian companies. With respect to the Indonesian companies in which the Company has investments, the financial performance of such companies may be affected by the fluctuation of macro economic and social conditions such as the level of economic activity, Rupiah exchange rates against other currencies, inflation and interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.	CONTROL AND PROCEDURES

      In the course of the audit of TELKOM’s consolidated financial statements as of and for the year ended December 31, 2002 by KAP Drs. Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”), TELKOM identified certain errors in and made certain adjustments to, its consolidated financial statements as of and for the year ended December 31, 2002 that had been previously filed with the SEC. Following discussions between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), the member firm of Deloitte Touche Tohmatsu in Indonesia (“Deloitte”), the auditor of TELKOM’s consolidated financial statements as of and for the years ended December 31, 2000 and 2001, TELKOM also identified certain errors in and made certain adjustments to, its previously issued consolidated financial statements as of and for the years ended December 31, 2000 and 2001.

      Our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) as of December 31, 2003.

      In making this evaluation, our principal executive officer and principal financial officer considered matters relating to the restatement of our previously issued consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, including the substantial process that was undertaken during the period from December 2003 through the date hereof to ensure that all material adjustments necessary to restate such previously issued consolidated financial statements were recorded. TELKOM believes that certain of the adjustments necessary to correct such previously issued consolidated financial statements occurred because TELKOM’s control processes and procedures related to the matters underlying such adjustments were not sufficiently effective. TELKOM has also considered the reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to our internal control over financial reporting as identified and communicated to us and our Audit Committee by PwC in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002 and by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”), in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2003. As part of their communications, both PwC and KPMG informed the Audit Committee that they had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal controls with respect to: (1) inadequate personnel resources with sufficient knowledge and experience in the application of Indonesian GAAP and US GAAP accounting principles; (2) deficiencies in the organizational structure of the accounting department, including the oversight function for accounting and financial reporting; (3) inadequate internal processes for the assessment of critical, significant and judgmental accounting areas; and (4) insufficient written policies and procedures for the accounting and financial reporting function, insufficient knowledge of and compliance with, existing policies and procedures among relevant personnel and insufficient emphasis by the internal audit function on the foregoing.

      Based on the evaluation described above and PwC’s and KPMG’s communications to our Audit Committee, our principal executive officer and principal financial officer concluded that these material weaknesses, if not addressed, could result in accounting errors and inadequate disclosures such as those underlying the restatements of TELKOM’s consolidated financial statements for the three years ended December 31, 2002, which related to: (1) our accounting for liabilities for post-employment medical benefits; (2) our accounting for liabilities for long service awards; (3) our calculation of deferred income taxes; (4) our accounting for business acquisitions; (5) our accounting for installation revenues; (6) our accounting for revenue sharing arrangements; and (7) a substantial number of other individually less significant items.

      In response to the matters identified by PwC and KPMG, under the supervision of the Audit Committee, our senior management has directed that TELKOM dedicate resources and take steps to strengthen control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate such consolidated financial statements. These steps include, among others: (1) an assessment of the organizational structure of the finance department, including to determine additional resources which need to be dedicated to it; (2) the enhancement of all finance-related policies and procedures covering accounting and financial reporting; (3) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas; (4) the improvement of understanding of relevant Indonesian GAAP and U.S. GAAP accounting principles and financial reporting responsibilities across all our business units through intensive and continuing training and proactive consultations with advisors on technical matters as they relate to our business; and (5) modification of the mandate of TELKOM’s internal audit function to place greater emphasis on the adequacy of and compliance with, procedures relating to internal control over financial reporting.

      TELKOM, under the supervision of its Audit Committee, has been working to improve its internal controls and procedures, including those needed to enable it to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Due to the pending requirements of Section 404 and as a result of the “material weaknesses” identified by PwC and KPMG, TELKOM has: (1) retained KAP Prasetio, Sarwoko & Sandjaja, the member firm of Ernst & Young in Indonesia (“E&Y”), under the supervision of the Audit Committee, to assist TELKOM in improving its internal controls and procedures; (2) established a task force with responsibility for enhancing all finance-related policies and procedures covering accounting and financial reporting; (3) prepared a draft Action Plan to address the material weaknesses in TELKOM’s internal controls identified by PwC and KPMG; (4) reviewed the organizational structure of TELKOM’s finance department and added a new oversight function to the accounting department organization structure to provide (among others) an additional level of review of critical, significant and judgmental accounting areas; (5) hired additional experienced personnel for TELKOM’s accounting and internal audit departments; and (6) held seminars involving members of the accounting departments at two major Indonesian universities on relevant accounting and internal control issues, attended by senior management and certain accounting and finance-related personnel. TELKOM’s draft Action Plan involves several additional steps which TELKOM intends to take throughout 2004 to address the material weaknesses in its internal controls.

      Other than as described above, there have been no significant changes in TELKOM’s internal control over financial reporting that occurred during the last fiscal quarter period covered by this report, that have materially affected, or are reasonably likely to materially affect, TELKOM’s internal control over financial reporting.

      TELKOM’s disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within TELKOM have been detected.

      TELKOM’s principal executive officer and principal financial officer concluded, based on their most recent evaluation of internal control over financial reporting, that the “material weaknesses” in TELKOM’s internal controls materially and adversely impacted the effectiveness of TELKOM’s disclosure controls and procedures relating to the disclosure of financial information, financial performance and management’s analysis of such information and performance and that the remedial actions referred to above to address such “material weaknesses” are necessary to ensure the effectiveness of TELKOM’s disclosure controls and procedures as they relate to such information. However, TELKOM’s principal executive officer and principal financial officer further concluded, based on such evaluation, that in all other material respects the design and operation of TELKOM’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16.     RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Commissioners has determined that Mr. Sahat Pardede, a member of TELKOM’s Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Pardede has been a member of TELKOM’s Audit Committee since February 17, 2004, and also serves as a member of the risk and compliance committee of PT Bank BNI. Prior to his appointment as a member of TELKOM’s Audit Committee, Mr. Pardede practiced as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. Mr. Pardede graduated with a degree in accounting from the State College of Accountancy, Jakarta and holds a master degree in business administration from Saint Mary’s University, Canada. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Accountants.

ITEM 16B.     CODE OF ETHICS

      We have adopted a code of ethics in accordance with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our Commissioners, Directors and other officers and employees. Our code of ethics may be viewed on our company web site at www.telkom-indonesia.com/english/hubunganinvestor/index.asp. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our company web site at the same address.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table summarizes the aggregate fees billed to us by KAP Eddy Pianto and KAP Drs. Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”), during the fiscal year ended December 31, 2002, and by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”), during the fiscal year ended December 31, 2003:

	Year Ended
	December 31,

	2002	2003

	(in Rp. billion)
Audit Fees	33,578.0	10,715.0
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—

A.     Audit Fees

      Audit fees in the above table are the aggregate fees billed by KAP Eddy Pianto and PwC in 2002, and KPMG in 2003, in each case in connection with the audit of our annual financial statements, the review of TELKOM’s quarterly financial statements and statutory and regulatory audits. KAP Eddy Pianto, which was originally appointed to perform TELKOM’s 2002 audit, was not qualified for SEC purposes and TELKOM appointed PwC in July 2003 to perform the re-audit of TELKOM’s 2002 annual financial statements.

B.     Audit-Related Fees

      None.

C.     Tax Fees

      None of KAP Eddy Pianto, PwC and KPMG performed tax compliance, tax advisory or tax planning services for TELKOM during the fiscal years ended December 31, 2002 and 2003.

D.     All Other Fees

      None of KAP Eddy Pianto, PwC and KPMG performed other services for TELKOM during the fiscal years ended December 31, 2002 and 2003.

E.     Audit Committee Pre-Approval Policies and Procedures

      TELKOM has adopted pre-approval policies and procedures under which all non-audit services provided by its independent public accounting firm must be pre-approved by TELKOM’s audit committee as set forth in the audit committee’s charter. Pursuant to the charter, permissible non-audit services may be performed by TELKOM’s independent public accounting firm provided that:

(a) TELKOM’s Board of Directors must deliver to the Audit Committee (through the Board of Commissioners) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of TELKOM’s independent public accounting firm or would give rise to any conflict of interest.

      Consistent with Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-K issued thereunder, the charter of TELKOM’s audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by TELKOM to its independent public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself. Notwithstanding the foregoing, none of TELKOM’s independent public accounting firms performed non-audit services for TELKOM during the fiscal years ended December 31, 2002 and 2003.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

PART III

ITEM 17.     CONSOLIDATED FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.     CONSOLIDATED FINANCIAL STATEMENTS

      See pages F-1 through F-137.

ITEM 19.     EXHIBITS

Exhibit 1 — The Articles of Incorporation of TELKOM, amended as of January 10, 2002, together with an English translation thereof, are filed with TELKOM’s 2001 Form 20-F on May 30, 2002 and is hereby incorporated by reference.

Exhibit 2 — Not applicable.

Exhibit 3 — Not applicable.

Exhibit 4 — Material Contracts Exhibits:

4.1*	Agreement for the Sale and Purchase of the Assets Relating to TELKOM Mobile between TELKOM and Telkomsel, dated April 3, 2002.
4.2*	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.3*	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.4*	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.5*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.6*	Conditional Sale and Purchase Agreement between TELKOM and Singapore Telecom Mobile Pte. Ltd., dated April 3, 2002.
4.7*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.8*	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.9**	Kontrak Pengadaan Satelit TELKOM-2 (Contract on Procurement of TELKOM-2 Satellite) between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.10	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.11**	Kontrak Jasa Peluncur Satelit TELKOM-2 (Agreement on Launch Services of TELKOM-2 Satellite) between TELKOM and Arianespace S.A., dated November 8, 2002.
4.12*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.
4.13*	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.14*	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.15*	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.

4.16*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.17*	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.18*	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.19*	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.20*	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.21**	Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.22	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area between TELKOM and PT Bukaka SingTel International, dated January 14, 2003.
4.23*	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.24*	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.25*	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.26*	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.27*	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.28	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.29	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.30*	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.31*	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.32*	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.33*	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatera, dated June 12, 2003.
4.34*	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.

4.35*	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.36	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.
4.37*	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.38*	Thailand-Indonesia-Singapore Cable Network Construction and Maintenance Agreement among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.39*	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.40*	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.41*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.42	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.43	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.44	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.45	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.

*	Filed with Amendment No. 2 to the Annual Report of Form 20-F/A filed February 9, 2004 and incorporated herein by reference.
**	Filed with original Annual Report on Form 20-F filed April 17, 2003 and incorporated herein by reference.

Exhibit 5 — Not applicable.

Exhibit 6 — Earnings per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2001, 2002 and 2003. TELKOM does not have potentially dilutive ordinary shares.

Exhibit 7 — Not applicable.

Exhibit 8 — List of subsidiaries as of December 31, 2003:

Name Under Which
	Jurisdiction of	Subsidiary Conducts
Name of Subsidiary	Incorporation	its Business

PT AriaWest International	Indonesia	AriaWest
PT Multimedia Nusantara	Indonesia	Metra
PT Graha Sarana Duta	Indonesia	GSD
PT Indonusa Telemedia	Indonesia	Indonusa
PT Dayamitra Telekomunikasi	Indonesia	Mitratel
PT Telekomunikasi Selular	Indonesia	Telkomsel
PT Napsindo Primatel Internasional	Indonesia	Napsindo
PT Infomedia Nusantara	Indonesia	Infomedia
PT Pro Infokom Indonesia	Indonesia	PII
PT Pramindo Ikat Nusantara	Indonesia	Pramindo

Exhibit 9 — Not applicable.

Exhibit 10 — Not applicable.

Exhibit 11 — Not applicable. TELKOM intends to comply with its obligation to disclose its code of ethics by posting a copy of the code of ethics on its company web site at www.telkom-indonesia.com/english/hubunganinvestor/index.asp

Exhibit 12 — See Exhibits 12.1 and 12.2 attached hereto.

Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.

Exhibit 14 — Not applicable.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 29th day of June, 2004.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Kristiono

KRISTIONO
President Director
Date: June 29, 2004

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

Report of Independent Public Accounting Firm

No. L.03-3737-04/ US

The Shareholders, Board of Commissioners and Board of Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:

      We have audited the consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of PT Telekomunikasi Selular (“Telkomsel”), a 65% owned subsidiary, which statements reflect total assets constituting 31 percent and total revenues constituting 40 percent of the related consolidated totals. Those statements, which were prepared on the basis of accounting principles generally accepted in Indonesia, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, is based solely on the report of the other auditors. The consolidated financial statements of the Company for 2002 and 2001 were audited by other auditors whose reports dated January 29, 2004 and February 28, 2002, except with respect to certain items that were subsequently restated as to which the date is January 29, 2004, respectively, expressed unqualified opinions on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in Indonesia and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Indonesia.

      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 58 to the consolidated financial statements.

      The accompanying financial statements as of and for the year ended December 31, 2003 have been translated into United States Dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indonesian Rupiah have been translated into dollars on the basis as set forth in Note 3 to the consolidated financial statements.

Kantor Akuntan Publik Siddharta Siddharta & Widjaja

Member Firm of KPMG International
License No. : KEP-232/ KM.6/2002

/s/Istata Taswin Siddharta
Drs. Istata Taswin Siddharta

Public Accountant License No. 98.1.0192

Jakarta-Indonesia, June 29, 2004.

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS, BOARD OF COMMISSIONERS AND DIRECTORS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK.

      We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 were audited by other independent auditors whose report that was dated February 28, 2002 except with respect to certain items that were subsequently restated, as to which the date is January 29, 2004, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the Indonesia.

      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 58 to the consolidated financial statements.

Jakarta, January 29, 2004

DRS. IRHOAN TANUDIREDJA BAP

License of Public Accountant No. 99.1.0683

INDEPENDENT AUDITORS’ REPORT

TO THE STOCKHOLDERS OF

PT TELEKOMUNIKASI SELULAR AND SUBSIDIARY

      We have audited the accompanying consolidated balance sheets of PT Telekomunikasi Selular (the “Company”) and its subsidiary (collectively the “Group”) as at December 31, 2003 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2003 and the consolidated results of their operations, and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Indonesia.

      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 34 and 35 to the consolidated financial statements.

JAKARTA

April 8, 2004

Drs. Irhoan Tanudiredja BAP

License of Public Accountant No. 99.1.0683

INDEPENDENT AUDITORS’ REPORT

No. 280202 TI LSW SAR4 — 20F

The Stockholders, Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk

      We have audited the accompanying consolidated statements of income, changes in equity, and cash flows for the year ended December 31, 2001 of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements give retroactive effect to the Company’s acquisition of a controlling interest in PT Telekomunikasi Selular (Telkomsel), in a transaction between entities under common control that has been accounted for in a manner similar to a pooling of interests as described in Note 4 to the consolidated financial statements. We did not audit the financial statements of Telkomsel for the year ended December 31, 2001, which statements reflect total revenues constituting 27%, of consolidated total revenues for the year ended December 31, 2001. Those statements were audited by other auditors, who have ceased operations, and whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, is based solely on the report of such other auditors who have ceased operations.

      We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of the other auditors who have ceased operations, the 2001 consolidated statements of income, changes in equity, and cash flows present fairly, in all material respects, the results of operations, changes in equity, and cash flows of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries for the year ended December 31, 2001 in conformity with accounting principles generally accepted in Indonesia.

      Generally accepted accounting principles in Indonesia vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). A description of the significant differences between those two generally accepted accounting principles and approximate effects of those differences on the net income for the year ended December 31, 2001 and equity as of December 31, 2001 are set forth in Note 58 to the consolidated financial statements.

HANS TUANAKOTTA MUSTOFA & HALIM

Ludovicus Sensi W, SE, MM, BAP
License No. 99.1.0705

February 28, 2002, except with respect to certain items that were subsequently restated, as to which the date is January 29, 2004.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

ASSETS

	Notes	2002	2003

		Rp	Rp	US$ (Note 3)
CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,49	5,699,070	5,094,472	603,610
Temporary investments	2c,2g,7,49	573,000	4,006	475
Trade accounts receivable	2c,2h,8,49
Related parties — net of allowance for doubtful accounts of Rp95,676 million in 2002, and Rp110,932 million in 2003		886,763	410,923	48,687
Third parties — net of allowance for doubtful accounts of Rp407,313 million in 2002, and Rp332,960 million in 2003		1,919,904	2,422,005	286,967
Other accounts receivable — net of allowance for doubtful accounts of Rp24,253 million in 2002, and Rp45,544 million in 2003	2c,2h,49	198,493	170,121	20,157
Inventories — net of allowance for obsolescence of Rp53,795 million in 2002, and Rp40,489 million in 2003	2i,9	139,682	154,003	18,247
Prepaid expenses	2c,2j,10,49	353,656	717,917	85,061
Prepaid taxes	43a	84,674	212,282	25,152
Other current assets	2c,11,49	691,788	45,083	5,342

Total Current Assets		10,547,030	9,230,812	1,093,698

NON-CURRENT ASSETS
Long-term investments	2g,12	183,147	64,648	7,660
Property, plant and equipment — net of accumulated depreciation of Rp18,886,345 million in 2002, and Rp23,581,560 million in 2003	2k,2l,13	28,448,606	34,775,140	4,120,277
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp842,964 million in 2002, and Rp791,645 million in 2003	2m,15,52	377,622	305,041	36,142
Advances and other non-current assets	2c,49	306,363	175,954	20,847
Intangible assets — net of accumulated amortization of Rp187,990 million in 2002, and Rp730,659 million in 2003	1c,2d,16	3,898,817	5,144,050	609,485
Advance payments for investments in shares of stock	5e	247,583	65,458	7,756
Escrow accounts	17	297,928	522,146	61,866

Total Non-current Assets		33,760,066	41,052,437	4,864,033

TOTAL ASSETS		44,307,096	50,283,249	5,957,731

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2002	2003

		Rp	Rp	US$ (Note 3)
CURRENT LIABILITIES
Trade accounts payable	2c,18,49
Related parties		790,227	657,478	77,900
Third parties		2,272,624	3,109,854	368,466
Other accounts payable		215,775	188,112	22,288
Taxes payable	2s,43b	1,109,632	1,513,038	179,269
Dividends payable		1,494	3,779	448
Accrued expenses	2c,19,49	1,949,914	1,215,872	144,061
Unearned income	20	445,561	763,211	90,428
Advances from customers and suppliers	21	293,522	268,148	31,771
Short-term bank loans	2c,22,49	39,205	37,642	4,460
Current maturities of long-term liabilities	2c,23,49	2,590,227	3,443,516	407,999

Total Current Liabilities		9,708,181	11,200,650	1,327,090

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,43e	3,083,166	3,546,770	420,234
Unearned income on revenue-sharing arrangements	2m,15,52	142,797	111,732	13,238
Unearned initial investor payments under joint operation schemes	2n,36,51	66,117	31,584	3,742
Provision for long service awards	2r,47	489,231	473,614	56,115
Provision for post-retirement health care benefits	2r,48	1,602,494	2,063,350	244,474
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,24,49	7,734,033	6,858,910	812,667
Guaranteed notes and bonds	25	2,313,510	2,102,502	249,112
Bank loans	2c,26,49	85,355	2,115,797	250,687
Liabilities for acquisitions of subsidiaries	27	1,618,979	746,974	88,504
Suppliers’ credit loans	28	175,625	671	80
Bridging loan	29	53,405	510	60
Other long-term debt		9,275	9,153	1,084
Project cost payables		15,512	—	—

Total Non-current Liabilities		17,389,499	18,061,567	2,139,997

MINORITY INTEREST	30	2,595,799	3,708,155	439,355

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2002	2003

		Rp	Rp	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp 500 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 39,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 10,079,999,639 Series B shares	31	5,040,000	5,040,000	597,156
Additional paid-in capital	32	1,073,333	1,073,333	127,172
Difference in value of restructuring transactions between entities under common control	33	(7,288,271)	(7,288,271)	(863,539)
Difference due to change of equity in associated companies	2g	424,020	385,595	45,687
Translation adjustment	2e	235,665	224,232	26,568
Retained earnings
Appropriated		745,404	1,559,068	184,724
Unappropriated		14,383,466	16,318,920	1,933,521

Total Stockholders’ Equity		14,613,617	17,312,877	2,051,289

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		44,307,096	50,283,249	5,957,731

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	Notes	2001	2002	2003

		Rp	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,34
Fixed lines		6,415,156	7,264,099	8,896,865	1,054,131
Cellular		4,707,998	6,226,801	8,458,830	1,002,231
Interconnection	2p,35,49	1,423,686	2,831,334	4,162,148	493,145
Joint operation schemes	2n,36,49,51	2,219,586	2,128,145	1,486,307	176,103
Data and Internet	37	673,184	1,551,626	3,108,562	368,313
Network	38	414,929	316,098	517,865	61,358
Revenue-sharing arrangements	2m,39,52	264,253	263,754	258,464	30,624
Other telecommunications services		165,015	220,961	226,882	26,882

Total Operating Revenues		16,283,807	20,802,818	27,115,923	3,212,787

OPERATING EXPENSES
Personnel	40	2,281,245	4,387,568	4,440,096	526,078
Depreciation	2k,2l,2m,13,15	2,869,772	3,473,370	4,779,520	566,294
Operations, maintenance and telecommunication services	41	2,149,921	2,290,219	3,338,693	395,580
General and administrative	42	1,343,456	1,146,294	2,078,777	246,300
Marketing		220,006	375,152	502,898	59,585

Total Operating Expenses		8,864,400	11,672,603	15,139,984	1,793,837

OPERATING INCOME		7,419,407	9,130,215	11,975,939	1,418,950

OTHER INCOME (EXPENSE)
Gain on sale of long-term investment in Telkomsel	1c	—	3,196,380	—	—
Interest income	49	571,586	479,802	366,024	43,367
Interest expense	49	(1,329,642)	(1,582,750)	(1,383,446)	(163,915)
Gain (loss) on foreign exchange — net	2e	(378,720)	556,613	126,121	14,943
Equity in net income (loss) of associated companies	2g,12	(85,686)	4,598	2,819	334
Others — net		352,946	(35,956)	364,338	43,169

Other income (expense) — net		(869,516)	2,618,687	(524,144)	(62,102)

INCOME BEFORE TAX		6,549,891	11,748,902	11,451,795	1,356,848
TAX EXPENSE	2s,43c
Current tax		(2,177,366)	(2,747,762)	(3,791,280)	(449,203)
Deferred tax		170,471	(151,209)	(69,810)	(8,271)

		(2,006,895)	(2,898,971)	(3,861,090)	(457,474)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		4,542,996	8,849,931	7,590,705	899,374
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	30	(474,605)	(810,222)	(1,503,478)	(178,137)

NET INCOME		4,068,391	8,039,709	6,087,227	721,237

BASIC EARNINGS PER SHARE	2t,44
Net income per share		403.61	797.59	603.89	0.07

Net income per ADS
(20 Series B shares per ADS)		8,072.20	15,951.80	12,077.83	1.43

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of				Equity in
				Restructuring	Difference Due		Unrealized	Subsidiary
				Transactions	to Change		Loss on	Resulting from
			Additional	Between	of Equity		Decline in	the Recast of
		Capital	Paid-In	Entities Under	in Associated	Translation	Value of	Financial
Description	Notes	Stock	Capital	Common Control	Companies	Adjustment	Securities	Statements

		Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2001		5,040,000	1,073,333	—	609,139	253,020	(165)	1,221,533
Restructuring transactions between entities under common control	4	—	—	(6,992,233)	—	—	—	(1,221,533)
Reversal of difference due to change of equity in Satelindo		—	—	—	(290,442)	—	—	—
Difference due to change of equity in Telkomsel		—	—	—	170,481	—	—	—
Unrealized loss on decline in value of securities		—	—	—	—	—	(42)	—
Foreign currency translation of CSM	2g,12	—	—	—	—	3,654	—	—
Resolved during the Annual General Meeting of the Stockholders on May 10, 2001:
Declaration of cash dividend	45	—	—	—	—	—	—	—
Appropriation for general reserve	45	—	—	—	—	—	—	—
Net income for the year		—	—	—	—	—	—	—

Balance as of December 31, 2001		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained earnings		Total
			Stockholders’
Description	Appropriated	Unappropriated	Equity

	Rp	Rp	Rp
Balance as of January 1, 2001	193,442	6,082,762	14,473,064
Restructuring transactions between entities under common control	—	(241,725)	(8,455,491)
Reversal of difference due to change of equity in Satelindo	—	—	(290,442)
Difference due to change of equity in Telkomsel	—	—	170,481
Unrealized loss on decline in value of securities	—	—	(42)
Foreign currency translation of CSM	—	—	3,654
Resolved during the Annual General Meeting of the Stockholders on May 10, 2001:
Declaration of cash dividend	—	(888,654)	(888,654)
Appropriation for general reserve	126,950	(126,950)	—
Net income for the year	—	4,068,391	4,068,391

Balance as of December 31, 2001	320,392	8,893,824	9,080,961

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference Due		Unrealized
				Transactions	to Change		Loss on
			Additional	Between Entities	of Equity		Decline in
		Capital	Paid-In	Under Common	in Associated	Translation	Value of
Description	Notes	Stock	Capital	Control	Companies	Adjustment	Securities

		Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2002		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)
Foreign currency translation of CSM	2g,12	—	—	—	—	(21,009)	—
Sale of investment in mutual fund Reksa Dana Seruni		—	—	—	—	—	207
Acquisition of Pramindo	5b	—	—	(296,038)	—	—	—
Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	1c	—	—	—	(65,158)	—	—
Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividend	45	—	—	—	—	—	—
Appropriation for general reserve	45	—	—	—	—	—	—
Net income for the year		—	—	—	—	—	—

Balance as of December 31, 2002		5,040,000	1,073,333	(7,288,271)	424,020	235,665	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained earnings		Total
			Stockholders’
Description	Appropriated	Unappropriated	Equity

	Rp	Rp	Rp
Balance as of January 1, 2002	320,392	8,893,824	9,080,961
Foreign currency translation of CSM	—	—	(21,009)
Sale of investment in mutual fund Reksa Dana Seruni	—	—	207
Acquisition of Pramindo	—	—	(296,038)
Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	—	—	(65,158)
Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividend	—	(2,125,055)	(2,125,055)
Appropriation for general reserve	425,012	(425,012)	—
Net income for the year	—	8,039,709	8,039,709

Balance as of December 31, 2002	745,404	14,383,466	14,613,617

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference Due
				Transactions	to Change
			Additional	Between	of Equity
		Capital	Paid-In	Entities Under	in Associated	Translation
Description	Notes	Stock	Capital	Common Control	Companies	Adjustments

		Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003		5,040,000	1,073,333	(7,288,271)	424,020	235,665
Realized difference due to change of equity in associated companies as the result of disposal of investment in Metrosel	12	—	—	—	(38,425)	—
Foreign currency translation of CSM	2g,12	—	—	—	—	(11,433)
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003:
Declaration of cash dividend	45	—	—	—	—	—
Appropriation for general reserve	45	—	—	—	—	—
Net income for the year		—	—	—	—	—

Balance as of December 31, 2003		5,040,000	1,073,333	(7,288,271)	385,595	224,232

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained earnings		Total
			Stockholders’
Description	Appropriated	Unappropriated	Equity

	Rp	Rp	Rp
Balance as of January 1, 2003	745,404	14,383,466	14,613,617
Realized difference due to change of equity in associated companies as the result of disposal of investment in Metrosel	—	—	(38,425)
Foreign currency translation of CSM	—	—	(11,433)
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003:
Declaration of cash dividend	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	813,664	(813,664)	—
Net income for the year	—	6,087,227	6,087,227

Balance as of December 31, 2003	1,559,068	16,318,920	17,312,877

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	2001	2002	2003

	Rp	Rp	Rp	US$ (Notes 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone and interconnection — net
Fixed lines	6,310,052	7,230,394	8,201,928	971,792
Cellular	5,237,087	7,098,585	8,925,503	1,057,524
Joint operation scheme	1,717,154	1,577,976	1,195,563	141,654
Interconnection — net	1,127,545	1,697,073	4,203,802	498,081
Other services	697,348	1,132,077	3,932,084	465,887

Total cash receipts from operating revenues	15,089,186	18,736,105	26,458,880	3,134,938
Cash payments for operating expenses	(5,321,836)	(5,800,470)	(8,861,797)	(1,049,976)

Cash generated from operations	9,767,350	12,935,635	17,597,083	2,084,962

Interest received	590,966	480,288	369,982	43,836
Income tax payments	(2,098,272)	(1,914,895)	(3,905,317)	(462,715)
Interest paid	(1,256,404)	(900,660)	(1,178,332)	(139,613)
Cash receipt (refund) from/to customers and advances	8,949	264,105	(30,884)	(3,659)

Net Cash Provided by Operating Activities	7,012,589	10,864,473	12,852,532	1,522,811

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	7,892,554	1,497,883	1,895,199	224,550
Proceeds from sale of property, plant and equipment	10,944	204,008	255,750	30,302
Purchase of marketable securities and placements in time deposits	(4,370,479)	(2,222,175)	(679,500)	(80,509)
Sale of 12.72% of Telkomsel	—	3,948,945	—	—
Payment for cross ownership transactions	(5,967,430)	(2,406,309)	—	—
Acquisition of businesses, net of cash acquired	(275,849)	(243,561)	141,985	16,823
Acquisition of property, plant and equipment	(3,591,449)	(6,625,292)	(9,007,186)	(1,067,202)
Decrease in advances and others	187,313	71,569	96,830	11,473
Payments of advances for investments in shares of stock	—	(230,223)	(14,338)	(1,699)
Acquisition of long-term investments	(1,400)	(37,607)	—	—
Sale of long-term investments	—	—	5,398	640
Acquisition of intangible assets	—	(7,213)	—	—

Net Cash Used in Investing Activities	(6,115,796)	(6,049,975)	(7,305,862)	(865,622)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

	2001	2002	2003

	Rp	Rp	Rp	US$ (Notes 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment for debt issuance cost	—	(53,915)	—	—
Proceeds from bonds	—	2,365,314	—	—
Repayments of long-term liabilities	(985,403)	(2,493,738)	(1,536,941)	(182,102)
Repayments of promissory notes	(247,640)	(771,066)	(1,513,064)	(179,273)
Cash dividends paid	(1,023,355)	(2,327,458)	(3,738,586)	(442,960)
Increase in escrow accounts	(171,077)	(126,848)	(224,219)	(26,566)
Redemption of Telkomsel’s bonds	—	—	(160,509)	(19,019)
Decrease in other non-current assets	264,664	—	—	—
Receipts from loan	500,000	737,495	995,903	117,998

Net Cash Used in Financing Activities	(1,662,811)	(2,670,216)	(6,177,416)	(731,922)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(766,018)	2,144,282	(630,746)	(74,733)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	76,568	(89,425)	26,148	3,098
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,333,663	3,644,213	5,699,070	675,245

CASH AND CASH EQUIVALENTS AT END OF YEAR	3,644,213	5,699,070	5,094,472	603,610

SUPPLEMENTAL CASH FLOW INFORMATION
Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debts	60,341	480,756	536,248	63,536
Payment of insurance premium through incurrence of long-term debts	—	—	81,186	9,619
Increase in property and equipment through lease liabilities	2,483	—	—	—
Capitalization of borrowing costs during construction:
Losses (gains) on foreign exchange, net	1,746	(27,568)	—	—
Interest	8,089	20,108	22,925	2,716
Conversion of receivables to long-term investments	92,750	—	13,500	1,600
Acquisition of subsidiary through the issuance of Promissory Notes	1,171,157	3,329,004	927,273	109,866

See accompanying notes to consolidated financial statements which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL

     a. Establishment and General Information

      Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

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

      In accordance with article 3 of its articles of association, the scope of the Company’s activities is as follows:

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

      The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1996, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).

      The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Under Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunications services. In providing telecommunications services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunications sector from the previous Ministry of Tourism, Post and Telecommunications in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

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

      Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

      Based on press release No. 05/ HMS/ JP/ VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/ UM/ VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

distance fixed-line telecommunications services was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government.

      Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

      On March 30, 2004, the Minister of Communications issued Announcement No. PM. 2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, conveys the compensation for early termination of exclusive rights (See Note 57d).

      On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

      Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2002 and 2003 was as follows:

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

      Subsequently, the composition of the Company’s Board of Commissioners and Board of Directors was changed based on the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM. as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono
President Director	:	Kristiono
Director of Finance	:	Rinaldi Firmansyah
Director of Telecommunications Service Business	:	Suryatin Setiawan
Director of Human Resources and Support Business	:	Woeryanto Soeradji
Director of Telecommunications Network Business	:	Abdul Haris

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      As of December 31, 2002 and 2003, the Company had 34,678 employees and 30,820 employees, respectively, including those in the KSO Units, while the subsidiaries had 3,722 employees and 4,384 employees, respectively.

     b. Public Offering of Shares of the Company

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

      In December 1996, the Government completed a block sale of 388,000,000 series B shares, and later in 1997, distributed 2,670,300 series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 series B shares.

      Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

      In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding series B shares.

      As of December 31, 2003, all of the Company’s series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 38,317,046 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     c. Subsidiaries

      The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total Assets Before
			Ownership		Start of	Eliminations
					Commercial
Subsidiaries	Domicile	Nature of Business	2002	2003	Operations	2002	2003

			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100.00	100.00	1995	1,911,183	1,954,907
PT AriaWest International	Bandung	Telecommunications	—	100.00	1995	—	1,628,605
PT Multimedia Nusantara	Jakarta	Pay TV	31.00	100.00	1998	9,290	7,908
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	44,998	69,752
PT Indonusa Telemedia	Jakarta	Multimedia	57.50	90.39	1997	49,787	54,319
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90.32	90.32	1995	854,007	797,810
PT Telekomunikasi Selular	Jakarta	Telecommunications	65.00	65.00	1995	11,255,500	15,386,289
PT Napsindo Primatel International	Jakarta	Telecommunications	32.00	60.00	1999	45,668	47,389
PT Infomedia Nusantara	Jakarta	Data and information service	51.00	51.00	1984	265,830	247,646
PT Pro Infokom Indonesia	Jakarta	System information network	—	51.00	2003	—	5,032

      The Company has indirect investments through its subsidiaries in the following companies:

				Effective
				Ownership
				Percentage		Start of
			Nature of			Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2002	2003	Operations

				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	65.00	65.00	2002
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	—	100.00	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	—	26.18	2000

PT Pramindo Ikat Nusantara (“Pramindo”)

      Pramindo is the investor in KSO I (Note 51), the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo (Note 5b).

      Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo (Note 2b).

PT AriaWest International (“AWI”)

      AWI is the investor in KSO III (Note 51), the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5c).

      The CSPA provides for certain conditions that have to be satisfied at or prior to the closing date to effect the acquisition, e.g. completion of the restructuring of AWI’s loan, amendment of KSO III agreement, final and unconditional dismissal with prejudice of any proceeding. Those conditions have been satisfied at or prior to July 31, 2003.

PT Multimedia Nusantara (“Metra”)

      Metra is engaged in providing pay television and multimedia telecommunications services.

      On April 8, 2003, the Company increased its ownership interest in Metra from 31% to 100% through a share-swap agreement with PT Indocitra Grahabawana (“Indocitra”). Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra’s 69% ownership interest in Metra (Note 12f).

PT Graha Sarana Duta (“GSD”)

      GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

      On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 16).

      On November 28, 2001, the Company sold one share of GSD to a related party for Rp9.5 million thereby reducing the Company’s ownership interest to 99.99%.

PT Indonusa Telemedia (“Indonusa”)

      Indonusa is engaged in providing multimedia telecommunications services.

      The Company increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million which was fully amortized in 2001.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      On August 8, 2003, the Company increased its investment in Indonusa to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 12).

      Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

PT Dayamitra Telekomunikasi (“Dayamitra”)

      Dayamitra is the investor in KSO VI (Note 51), the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders (Note 5a).

PT Telekomunikasi Selular (“Telkomsel”)

      Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

      The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%. The accounting treatment for the cross-ownership transaction is discussed further in Note 4.

      On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429,000,000 (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

      The sale of the shares was effective on July 30, 2002 and the Company recognized a gain of Rp3,196,380 million which was specifically identified in the Statement of Income as “Gain on sale of long-term investment in Telkomsel” and included an amount of Rp65,158 million reflecting the realisation of a portion of gains attributable to past equity transactions in Telkomsel. For tax purposes, the gain was Rp30,294 million due to the higher tax bases of the shares sold.

PT Napsindo Primatel Internasional (“Napsindo”)

      Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

      In connection with an increase in Napsindo’s paid-in capital, the Company increased its investment in Napsindo by Rp13,840 million on October 31, 2000. The increase in investment was made to maintain the Company’s ownership interest at 32% and was effective on March 29, 2001.

      Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

US$4,900,000 (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest to 60% after the settlement of payment on January 28, 2003.

PT Infomedia Nusantara (“Infomedia”)

      Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

     PT Pro Infokom Indonesia (“PII”)

      On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”), and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003. As of December 31, 2003, the Company had an ownership interest of 51% in PII.

      PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII is intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

      PII will act as a service provider that manages the government secure intranet and government information center management where all government institutions, including state-owned companies, are expected to take advantage of this network.

Telekomunikasi Selular Finance Limited (“TSFL”)

      Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Aria West International Finance B.V. (“AWI BV”)

      AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

PT Balebat Dedikasi Prima (“Balebat”)

      Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

d. Authorization of the Financial Statements

      The consolidated financial statements were authorized for issue by the Board of Directors on June 29, 2004.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). Indone-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

sian GAAP varies in certain significant respects to accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 58.

  a. Basis for Preparation of Financial Statements

      The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

      The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

      Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”) unless otherwise stated.

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

      All significant inter-company balances and transactions have been eliminated in consolidation.

      In the case of PT Pramindo Ikat Nusantara (“Pramindo”), the Company has evaluated the scope and terms of this investment and concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders’ meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid (Note 5b).

  c. Transactions with Related Parties

      The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No. 7 “Related Party Disclosures”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

  d. Acquisitions of Subsidiaries

      The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

      The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and are reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

      The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

  e. Foreign Currency Translation

      The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp8,940 and Rp8,960 to US$1 as of December 31, 2002, and Rp8,430 and Rp8,450 to US$1 as of December 31, 2003.

      The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

  f. Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement. For the purpose of the statements of cash flows, bank overdrafts that are repayable on demand and form an integral part of cash management of the Company and subsidiaries are included as a component of cash and cash equivalents.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

  g. Investments

  i. Time Deposits

      Time deposits with maturities of more than three months are presented as temporary investments.

  ii. Investments in Securities

      Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

  iii. Investments in Associated Companies

      Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associated company.

      On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

      Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

      The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

exchange prevailing at that date, while revenues and expenses are translated into Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

  iv. Other Investments

      Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

  h. Trade and Other Accounts Receivable

      Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

      Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

  i. Inventories

      Inventories, principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include SIM card and prepaid voucher blanks.

      Cost is determined using the weighted average method for components, SIM card and prepaid voucher blanks, and the specific-identification method for modules.

      Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

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

      The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

      When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

      Computer software used for data processing is included in the value of the associated hardware.

      Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange gains or losses incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

  l. Property, Plant and Equipment under Capital Leases

      Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

      Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

  m. Revenue-Sharing Arrangements

      The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income under revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

      Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

      At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

      Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

  n. Joint Operation Schemes

      Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

      Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

      MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

      The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

      Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

  o. Deferred Charges for Landrights

      Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

  p. Revenue and Expense Recognition

  i. Fixed Line Telephone Revenues

      Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

  ii. Cellular and Fixed Wireless Telephone Revenues

      Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module (“SIM”) cards in the case of cellular and Removable Unit Identity Card (“RUIM”) in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:

1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

  iii. Interconnection Revenues

      Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.

      Expenses are recognized on an accrual basis.

  q. Pension Benefits

  i. Defined Benefit Pension Plans

      The Company and certain subsidiaries established defined benefit pension plans covering substantially all of their permanent employees.

      The Company’s net obligation in respect of the defined benefit pension plans is calculated at the net present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

      The benefits earned by the employees are recognized in the statement of income on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     ii. Early Retirement Benefits

      Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

  r. Employee Benefits Other Than Pension

     i. Long Service Awards (“LSA”)

      The Company’s employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

      The Company’s obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

     ii. Post-Retirement Health Care Plan

      The Company provides a post-retirement health care plan that covers its retired employees who meet age, participation and length of service requirements at retirement, and their eligible dependants.

      The Company’s obligation with respect to post-retirement health care plan is calculated by an independent actuary using the projected unit credit method.

  s. Income Tax

      The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

      Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, in which case it is also recognized directly in equity.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

      Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

  v. Derivative Instruments

      Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

      Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument are designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

  w. Use of Estimates

      The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

3. TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

      The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,440 to US$1 published by Reuters on December 31, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4. CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

      On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i. Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945,000,000 (“Telkomsel Transaction”);

ii. Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186,000,000 (“Satelindo Transaction”);

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38,000,000 plus convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

iv. The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375,000,000 (“KSO IV Transaction”).

      Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.

      The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/ V/2001/triplo and No. 2/ V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.

      The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.

      On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.

      At the time of the transaction, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. The difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, is included as a component of stockholders’ equity as “Difference in value of restructuring transactions between entities under common control”, as follows:

		Historical
	Consideration	Amount of	Deferred	Change
	Paid/	Net Assets/	Income	in
	(Received)	Investment	Tax	Equity	Total	Tax	Net

Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5. ACQUISITION OF KSO INVESTORS

     a. Dayamitra

      On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134,172,232 (including consultants’ fees of approximately US$3,303,191 or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8,937,041 (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103,642,200 (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003. The estimated present value of US$103,642,200 at the discount rate of 14% was estimated to be US$89,053,984 (Rp1,006,310 million).

      This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement (Note 16).

      The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date.

      The allocation of the acquisition cost for the 90.32% ownership in Dayamitra was as follows:

Rp

Purchase consideration — net of discount on promissory notes	1,351,299

Fair value of net assets acquired:
— Cash and cash equivalents	93,652
— Distributable KSO revenue receivable	62,398
— Other current assets	9,450
— Property, plant and equipment	1,401,479
— Intangible assets	1,276,575
— Other non-current assets	19,510
— Current liabilities	(236,265)
— Deferred tax liabilities	(581,816)
— Non-current liabilities	(693,684)

1,351,299

      Net cash outflow on the acquisition of Dayamitra amounted to Rp241,300 million.

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

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

      In consideration for the grant of the options, the Company will pay to the selling stockholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra’s adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly installments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003. Payments will be made through an escrow account established under the Escrow Agreement discussed below.

      The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the JBIC (formerly J-Exim) loan (Note 26i) beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement. As of December 31, 2003 the Company has not exercised the option.

      As of December 31, 2003, the option purchase price that has been paid by the Company amounted to US$7,257,823 or equivalent to Rp65,458 million (2002: US$5,443,367 or equivalent to Rp51,120 million), and is presented as part of “Advance payments for investments in shares of stock” (Note 5e).

      2. Escrow Agreement

      An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 17).

     b. Pramindo

      On April 19, 2002, the Company and the stockholders of Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement (“CSPA”) pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.

      The aggregate purchase price amounted to US$390,308,972 (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9,263,953 (Rp82,218 million), consultants’ fees of US$5,945,946 (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of US$375,099,073, of which the present value at the discount rate of 8.15% at the effective date of the acquisition was estimated to be US$332,802,122 (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.

      The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement (Note 16). There was no goodwill arising from this acquisition.

      In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section is calculated as follows:

Rp

Purchase consideration — net of discount on promissory notes	3,338,653
Historical amount of net assets	1,061,437

Difference in value for 100% ownership	2,277,216

Difference adjusted to stockholders’ equity for Indosat’s 13% ownership in Pramindo	296,038

      The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The allocation of the acquisition cost was as follows:

Rp

Purchase consideration — net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
— Cash and cash equivalents	141,475
— Distributable KSO revenue receivable	187,468
— Other current assets	13,839
— Property, plant and equipment	1,807,338
— Intangible assets	2,752,267
— Other non-current assets	160,139
— Current liabilities	(284,120)
— Deferred tax liabilities	(1,115,645)
— Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

      Net cash outflow on the acquisition of Pramindo amounted to Rp243,561 million.

      The outstanding promissory notes issued for the acquisition of Pramindo are presented as “Liabilities for acquisitions of subsidiaries” in the consolidated balance sheets as of December 31, 2002 and 2003 (Note 27). As of December 31, 2002 and 2003, the outstanding promissory notes, before unamortized discount, amounted to US$342 million (Rp3,060,884 million) and US$191 million (Rp1,615,473 million).

      Subsequent to December 31, 2003, the Company obtained a loan to finance the payment of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company (Note 57c).

     c. PT AriaWest International (“AWI”)

      Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109,090,909 (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92,743,741 (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

      The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp

Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Amount of cash and promissory notes given up	1,141,752

      The Company’s consolidated results of operations includes the operating results of AWI since July 31, 2003, the date of acquisition.

      The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities for acquisitions of subsidiaries” in the consolidated balance sheet as of December 31, 2003 (Note 27). As of December 31, 2003 the outstanding promissory notes, before unamortized discount, amounted to US$109,090,909 (Rp921,818 million).

      The purchase price described above was based on third party appraisal. In addition, the Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding, and the Company agreed to pay a settlement amount of US$20,000,000. Based on this settlement and subsequent receipt of trade receivables from KSO III, the Company decided to reverse the provision for bad debts that had previously been recognized and has accrued the costs related to the settlement at December 31, 2002 (Notes 8d and 19).

  d. Pro Forma Operating Results Related to Acquisition of KSO Investors

      The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of Dayamitra and Pramindo had taken place on January 1, 2001 and AWI on January 1, 2002. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	2001	2002	2003

Operating revenues	17,622,331	22,297,575	27,513,766
Operating income	7,215,988	8,778,831	11,819,863
Income before tax	5,797,788	11,726,254	11,531,510
Net income	3,409,285	8,127,080	6,571,287
Net income per share (full amount)	338.22	806.26	651.91
Net income per ADS (full amount)	6,764.45	16,125.16	13,038.27

  e. Advance Payments for Investments in Shares of Stock

	2002	2003

Dayamitra (Note 5a)	51,120	65,458
AWI	196,463	—

	247,583	65,458

      Advance payment for investment in shares of AWI represented advance amounting to US$20,000,000 (Rp196,463 million) paid to the former stockholders of AWI upon the signing of the Conditional Sale and Purchase Agreement on May 8, 2002.

6. CASH AND CASH EQUIVALENTS

	2002	2003

Cash on hand	12,696	6,790

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	152,774	217,276
Bank Mandiri	64,603	109,887
Bank Rakyat Indonesia	8,059	9,988
Bank Pos Nusantara	2,582	1,135

Total	228,018	338,286

Foreign currencies
Bank Mandiri	29,019	32,016
Bank Negara Indonesia	4,560	1,576
Bank Rakyat Indonesia	479	453

Total	34,058	34,045

Total — related parties	262,076	372,331

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003

Third parties
Rupiah
Citibank	10,426	302
Bank Bukopin	6,428	9,463
Bank Central Asia	5,630	7,889
Bank Niaga	540	2,102
Bank Mizuho Indonesia	142	—
ABN Amro Bank	140	251
Bank Danamon	103	172
Lippo Bank	97	274
Chase Manhattan	39	—
Bank International Indonesia	136	3
Bank Buana Indonesia	2	218
Bank Muamalat Indonesia	—	76
Bank Mega	—	4,239
Deutsche Bank	—	6,097

Total	23,683	31,086

Foreign currencies
Citibank	940	3,231
Deutsche Bank	456	2,412
Standard Chartered Bank	194	1,808
ABN Amro Bank	33	73
Bank Internasional Indonesia	—	22
Bank Central Asia	—	31
Bank of Tokyo Mitsubishi	—	26

Total	1,623	7,603

Total — third parties	25,306	38,689

Total cash in banks	287,382	411,020

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003

Time deposits
Related parties
Rupiah
Bank Mandiri	779,983	968,829
Bank Rakyat Indonesia	607,420	529,350
Bank Negara Indonesia	298,565	485,115
Bank Tabungan Negara	108,480	169,590

Total	1,794,448	2,152,884

Foreign currencies
Bank Mandiri	3,022,661	526,384
Bank Negara Indonesia	2,447	5,789

Total	3,025,108	532,173

Total — related parties	4,819,556	2,685,057

Third parties
Rupiah
Standard Chartered Bank	142,000	287,122
Bank Mega	129,757	91,342
Bank Bukopin	58,214	96,099
Bank Yudha Bhakti	6,000	1,000
Bank Niaga	5,000	4,500
Bank Internasional Indonesia	2,000	—
Deutsche Bank	—	359,342
Bank Danamon	—	145,725
ABN Amro Bank	—	1,000
Bank NISP	—	47,369
Bank Jabar	—	67,204

Total	342,971	1,100,703

Foreign currencies
Standard Chartered Bank	—	5,697
Deutsche Bank	236,465	885,205

Total	236,465	890,902

Total — third parties	579,436	1,991,605

Total time deposits	5,398,992	4,676,662

Total cash and cash equivalents	5,699,070	5,094,472

      Range of interest rates per annum for time deposits is as follows:

	2002	2003

Rupiah	11.59% – 18.45%	5.5% – 14.25%
Foreign currencies	1.15% – 5.03%	0.92% – 2.25%

      Refer to Note 49 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7. TEMPORARY INVESTMENTS

	2002	2003

Time deposits
Related parties
Rupiah
Bank Mandiri	100,000	—
Bank Rakyat Indonesia	423,000	—

	523,000	—
Third parties
Bank Muamalat Indonesia	—	4,006

Total time deposits	523,000	4,006

Available-for-sale securities
Medium Term Notes — PSSI	50,000	—

Total available-for-sale securities	50,000	—

Total temporary investments	573,000	4,006

      Range of interest rates per annum for time deposits is as follows:

	2002	2003

Rupiah	11.14% – 14.33%	6.00% – 6.76%

      The terms of time deposits range from 3 months to 1 year.

      Medium Term Notes — PSSI represent medium term notes issued by Persatuan Sepakbola Seluruh Indonesia (PSSI) amounting to Rp50,000 million maturing on February 22, 2003. On the maturity date, the medium term notes were settled in cash.

      Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties. Refer to Note 49 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8. TRADE ACCOUNTS RECEIVABLE

     a. By Debtor

     Related parties:

	2002	2003

KSO Units	633,327	265,517
Government agencies	253,845	181,551
PT Mandara Selular Indonesia (formerly PT Mobile Selular Indonesia)	33,560	37,326
PT Citra Sari Makmur	16,262	20,450
PT Bakrie Telecom (formerly PT Radio Telepon Indonesia)	18,233	—
PT Komunikasi Selular Indonesia*	7,500	—
PT Metro Selular Nusantara*	5,607	—
PT Patra Telekomunikasi Indonesia	—	8,513
PT Aplikanusa Lintasarta	3,578	5,819
Other	10,527	2,679

Total	982,439	521,855
Allowance for doubtful accounts	(95,676)	(110,932)

Net	886,763	410,923

*	no longer related parties in 2003

     Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

     Third parties:

	2002	2003

Residential and business subscribers	2,140,894	2,682,288
Overseas international carriers	167,853	42,836
Others	18,470	29,841

Total	2,327,217	2,754,965
Allowance for doubtful accounts	(407,313)	(332,960)

Net	1,919,904	2,422,005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     b. By Age

     Related parties:

	2002	2003

Up to 6 months	763,820	350,348
7 to 12 months	143,773	42,250
13 to 24 months	30,227	42,920
More than 24 months	44,619	86,337

Total	982,439	521,855
Allowance for doubtful accounts	(95,676)	(110,932)

Net	886,763	410,923

     Third parties:

	2002	2003

Up to 3 months	1,919,904	2,358,570
More than 3 months	407,313	396,395

Total	2,327,217	2,754,965
Allowance for doubtful accounts	(407,313)	(332,960)

Net	1,919,904	2,422,005

     c. By Currency

     Related parties

	2002	2003

Rupiah	911,065	443,930
United States Dollar	71,374	77,925

Total	982,439	521,855
Allowance for doubtful accounts	(95,676)	(110,932)

Net	886,763	410,923

     Third parties

	2002	2003

Rupiah	2,251,199	2,720,331
United States Dollar	76,018	34,634

Total	2,327,217	2,754,965
Allowance for doubtful accounts	(407,313)	(332,960)

Net	1,919,904	2,422,005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     d. Movements in the Allowance for Doubtful Accounts

	2001	2002	2003

Beginning balance	429,579	578,785	502,989
Additions	266,433	523,024	296,099
Reversal of allowance for trade accounts receivable from AWI (Note 5c)	—	(511,933)	—
Bad debts write-off	(117,227)	(86,887)	(355,196)

Ending balance	578,785	502,989	443,892

      Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.

      Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.

      Refer to Note 49 for details of related party transactions.

9. INVENTORIES

	2002	2003

Components:
Telephone terminals and spare parts	29,311	27,407
Cable and transmission installation spare parts	15,226	1,540
Other spare parts	11,020	13,521

Total	55,557	42,468
Allowance for obsolescence	(30,160)	(14,757)

Net	25,397	27,711

Modules:
Cable and transmission installation spare parts	54,912	55,997
Telephone terminals and spare parts	42,563	37,917
Other spare parts	434	272

Total	97,909	94,186
Allowance for obsolescence	(23,464)	(25,584)

Net	74,445	68,602

SIM cards and prepaid voucher blanks	40,011	57,838
Allowance for obsolescence	(171)	(148)

Net	39,840	57,690

Total	139,682	154,003

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Movements in the allowance for obsolescence are as follows:

	2002	2003

Beginning balance	48,997	53,795
Additions	20,012	4,523
Inventory write-off	(15,214)	(17,829)

Ending balance	53,795	40,489

      Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

      At December 31, 2003, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$750,000. Management believes that the insurance amount is adequate to cover such risks.

10.	PREPAID EXPENSES

	2002	2003

Pension cost (Note 46)	28,181	286,652
Rental	131,906	173,242
Salary	105,090	124,061
Insurance	9,144	98,167
Telephone directory issuance cost	68,382	11,091
Other	10,953	24,704

Total	353,656	717,917

11.	OTHER CURRENT ASSETS

      This account consists of time deposits and restricted funds at the following banks:

	2002	2003

Bank Mandiri	540,520	45,083
Deutsche Bank and Citibank	151,268	—

Total	691,788	45,083

     a. Bank Mandiri

      As of December 31, 2002, the balance consists of the Company’s time deposits of Rp500,000 million pledged as collateral for a credit facility from Bank Mandiri and Telkomsel’s Rupiah time deposits of Rp40,520 million representing security deposits for payments of customs duties. The Company’s credit facility from Bank Mandiri was obtained on February 11, 2002 with a maximum facility of Rp500,000 million which bears interest at 2% above the interest rate on the pledged time deposits. The credit facility was never used and was terminated on February 18, 2003. The time deposits have been released from the pledge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      As of December 31, 2003, the balance consists of the Company’s time deposits of US$4,600,000 (Rp38,778 million) pledged as collateral for credit facility obtained by Napsindo (Note 22a) and Rp2,412 million (included US$58,251) pledged as collateral for bank guarantees, and Telkomsel’s Rupiah time deposits of Rp3,893 million pledged as collateral for bank guarantees covering payments of customs duties.

     b. Deutsche Bank and Citibank

      As of December 31, 2002, the balance consists of Telkomsel’s time deposits in Deutsche Bank and Citibank totaling US$9,971,936 (Rp89,149 million) for letter of credit facilities (Note 22b), and the Company’s time deposits in Citibank of US$6,950,000 (Rp62,119 million) that was pledged as collateral for a loan facility for the High Performance Backbone Project from Citibank for the two-year period ending April 10, 2004 (Note 26b).

12. LONG-TERM INVESTMENTS

	2002

	Percentage			Equity in
	of	Opening	Addition/	Net Income	Translation	Ending
	Ownership	Balance	(Deduction)	(Loss)	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	74,833	—	8,446	(21,009)	62,270
PT Telekomindo Selular Raya	100.00	87,907	(62,907)	1,642	—	26,642
PT Metro Selular Nusantara	20.17	1,657	13,513	1,137	—	16,307
PT Patra Telekomunikasi Indonesia	30.00	12,133	—	710	—	12,843
PT Napsindo Primatel International	32.00	12,030	—	(7,337)	—	4,693
PT Multimedia Nusantara	31.00	1,928	—	—	—	1,928
PT Mandara Selular Indonesia	25.00	—	—	—	—	—
PT Pasifik Satelit Nusantara	22.57	—	—	—	—	—
PT Menara Jakarta	20.00	—	—	—	—	—

		190,488	(49,394)	4,598	(21,009)	124,683

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Komunikasi Selular Indonesia	14.20	—	57,570	—	—	57,570
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108

		894	57,570	—	—	58,464

		191,382	8,176	4,598	(21,009)	183,147

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

				Equity in
	Percentage			Net
	of	Opening	Addition/	Income	Translation	Ending
	Ownership	Balance	(Deduction)	(Loss)	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	62,270	—	1,585	(11,433)	52,422
PT Patra Telekomunikasi Indonesia**	30.00	12,843	(2,745)	1,234	—	11,332
PT Napsindo Primatel International*	60.00	4,693	(4,693)	—	—	—
PT Multimedia Nusantara*	100.00	1,928	(1,928)	—	—	—
PT Telekomindo Selular Raya	—	26,642	(26,642)	—	—	—
PT Metro Selular Nusantara	—	16,307	(16,307)	—	—	—
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—
PT Menara Jakarta	—	—	—	—	—	—

		124,683	(52,315)	2,819	(11,433)	63,754

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108
PT Komunikasi Selular Indonesia	—	57,570	(57,570)	—	—	—
PT Mandara Selular Indonesia	7.44	—	—	—	—	—

		58,464	(57,570)	—	—	894

		183,147	(109,885)	2,819	(11,433)	64,648

*	Consolidated in 2003

**	Deduction represents cash dividends received by the Company

     On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) under certain terms and paid cash of Rp5,398 million to the Company.

      From the KMT-IP share-swap transaction, the Company recognized a loss of Rp47.3 billion being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.

     a. PT Citra Sari Makmur (“CSM”)

      CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     b. PT Patra Telekomunikasi Indonesia (“Patrakom”)

      Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.

     c. PT Telekomindo Seluler Raya (“Telesera”)

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

      On August 8, 2003, the Company exchanged its investment in Telesera to CPSC.

     d. PT Metro Selular Nusantara (“Metrosel”)

      Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya.

      On May 30, 2002, Metrosel made an equity call. The Company made additional capital contributions amounting to Rp13,513 million to maintain its ownership in Metrosel at 20.17%.

      On August 8, 2003, the Company exchanged its investment in Metrosel to CPSC.

     e. PT Pasifik Satelit Nusantara (“PSN”)

      PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

      In 2001, Management decided to recognize the decline in value of this investment due to the financial condition of PSN.

      On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. Up to the date of this report, the debt restructuring has not yet been effective.

     f. PT Menara Jakarta (“MJ”)

      MJ was engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ’s construction projects at the end of 1997. The value of this investment has been reduced to nil.

      On April 8, 2003, the Company exchanged all its shares in MJ to PT Indocitra Grahabawana (“Indocitra”) for Indocitra’s 69% ownership interest in Metra (Note 1c).

     g. PT Batam Bintan Telekomunikasi (“BBT”)

      BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

     h. PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

      Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

     i. Medianusa Pte. Ltd.

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

      On August 30, 2002, Komselindo’s stockholders through an Extraordinary Stockholders Meeting approved the equity call for debt restructuring which was included in the Settlement Agreement and the Settlement, Termination and Release Agreement dated August 30, 2002. The Company released and waived its pre-emptive right to subscribe newly issued shares resulting in the dilution of the Company’s ownership in Komselindo to 14.20%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      This debt restructuring transaction resulted in a net equity of Komselindo amounting to Rp405,421 million. As of December 31, 2002, the Company recorded its 14.20% interest in Komselindo at its net equity value of Rp57,570 million.

      On August 8, 2003, the Company sold its investment in Komselindo to CPSC.

     k. PT Mandara Selular Indonesia (formerly PT Mobile Selular Indonesia, “Mobisel”)

      Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

      On July 28, 2003, Mobisel’s stockholders agreed to a restructuring program which included a debt to equity conversion of Mobisel’s interconnection payables to the Company, and an equity investment by a new stockholder. The debt conversion was completed in August 2003 which resulted in dilution of the Company’s interest to 7.44%.

      As of December 31, 2003, the value of investment has been reduced to nil.

      Subsequently, in January 2004, the Company’s ownership interest was further diluted to 6.4% following the debt to equity conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company.

     l. PT Radio Telepon Indonesia (“Ratelindo”)

      Ratelindo is engaged in providing facilities and telecommunication services using a domestic fixed wireless network.

      As of December 31, 2001, the Company had recognized a loss due to an other-than-temporary decline in value of this investment because of Ratelindo’s continuing operating losses and capital deficiency.

      The Company sold its equity interest in Ratelindo on March 28, 2002 for Rp14,000 million and recognized a gain for this amount because the carrying amount of the investment in Ratelindo was nil.

13. PROPERTY, PLANT AND EQUIPMENT

	January 1,	Pramindo				December 31,
	2002	Acquisition	Additions	Deductions	Reclassifications	2002

At cost or revalued amounts:
Direct ownership
Land	195,153	8,881	60,553	(54)	3,400	267,933
Buildings	1,596,806	—	42,130	(18,888)	38,342	1,658,390
Switching equipment	8,842,943	456,062	53,341	(15,606)	292,463	9,629,203
Telegraph, telex and data communication equipment	206,592	—	4,141	(3,001)	(1,065)	206,667
Transmission installation and equipment	4,899,964	776,597	2,349,624	(8,942)	2,323,071	10,340,314
Satellite, earth station and equipment	5,772,334	—	5,892	—	19,785	5,798,011

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Pramindo				December 31,
	2002	Acquisition	Additions	Deductions	Reclassifications	2002

Cable network	11,689,767	333,111	267,993	(7,602)	839,067	13,122,336
Power supply	998,461	—	30,037	(538)	4,574	1,032,534
Data processing equipment	1,863,387	104,895	442,409	(79,550)	408,696	2,739,837
Other telecommunications peripherals	507,652	97,316	55,511	(6,704)	27,588	681,363
Office equipment	615,046	9,492	40,429	(26,589)	1,304	639,682
Vehicles	187,874	—	3,968	(1,717)	(2,772)	187,353
Other equipment	68,048	4,736	14,951	(365)	—	87,370
Property under construction:
Buildings	17,556	—	67,666	—	(42,309)	42,913
Switching equipment	187,125	—	519,066	—	(357,905)	348,286
Transmission installation and equipment	291,861	16,248	2,157,089	—	(2,325,699)	139,499
Satellite, earth station and equipment	306,365	—	—	—	(42,336)	264,029
Cable network	189,883	—	806,897	—	(881,360)	115,420
Power supply	6,258	—	5,095	—	(5,638)	5,715
Data processing equipment	133,543	—	287,916	—	(410,652)	10,807
Other telecommunications peripherals	3,492	—	10,157	—	—	13,649
Leased assets
Vehicles	3,804	—	215	—	(379)	3,640

Total	38,583,914	1,807,338	7,225,080	(169,556)	(111,825)	47,334,951

Accumulated depreciation:
Direct ownership
Buildings	654,142	—	93,210	(10,471)	116	736,997
Switching equipment	3,985,490	—	650,215	(568)	(65,850)	4,569,287
Telegraph, telex and data communication equipment	201,748	—	4,186	(2,703)	(1,188)	202,043
Transmission installation and equipment	2,075,653	—	1,120,179	(1,653)	(10,443)	3,183,736
Satellite, earth station and equipment	1,875,016	—	126,658	—	(3)	2,001,671
Cable network	4,482,733	—	829,627	(1,102)	(25,049)	5,286,209
Power supply	667,615	—	42,673	(654)	15,351	724,985
Data processing equipment	679,382	—	388,453	(58,618)	(19,163)	990,054
Other telecommunications peripherals	437,610	—	65,036	(326)	(3,227)	499,093
Office equipment	425,057	—	49,706	(16,244)	1,999	460,518
Vehicles	158,945	—	14,385	(3,361)	(2,743)	167,226
Other equipment	48,815	—	13,820	(298)	683	63,020
Leased assets
Vehicles	669	—	837	—	—	1,506

Total	15,692,875	—	3,398,985	(95,998)	(109,517)	18,886,345

Net Book Value	22,891,039					28,448,606

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	AWI				December 31,
	2003	Acquisitions	Additions	Deductions	Reclassifications	2003

At cost or revalued amounts:
Direct ownership
Land	267,933	—	52,738	(20,762)	(945)	298,964
Buildings	1,658,390	2,436	43,301	(43,293)	158,261	1,819,095
Switching equipment	9,629,203	402,598	144,658	(10)	296,943	10,473,392
Telegraph, telex and data communication equipment	206,667	—	3,833	(86)	(11,100)	199,314
Transmission installation and equipment	10,340,314	7,565	278,020	(11,903)	6,204,183	16,818,179
Satellite, earth station and equipment	5,798,011	—	21,512	—	390,304	6,209,827
Cable network	13,122,336	1,075,987	637,068	(59,275)	712,681	15,488,797
Power supply	1,032,534	9,549	18,473	(3,996)	92,898	1,149,458
Data processing equipment	2,739,837	2,269	131,942	(1,810)	380,429	3,252,667
Other telecommunications peripherals	681,363	—	33,769	(369)	20,425	735,188
Office equipment	639,682	—	25,585	(1,802)	(2,974)	660,491
Vehicles	187,353	—	1,298	(1,760)	962	187,853
Other equipment	87,370	—	1,890	(6)	18,319	107,573
Property under construction:
Buildings	42,913	—	36,173	—	(24,198)	54,888
Switching equipment	348,286	—	222,275	—	(412,505)	158,056
Transmission installation and equipment	139,499	—	5,843,119	—	(5,888,711)	93,907
Satellite, earth station and equipment	264,029	—	390,994	—	(47,851)	607,172
Cable network	115,420	55,865	1,567,652	—	(1,724,413)	14,524
Power supply	5,715	—	18,416	—	(24,025)	106
Data processing equipment	10,807	—	63,945	(634)	(63,592)	10,526
Other telecommunications peripherals	13,649	—	15,853	(1,392)	(11,627)	16,483
Leased assets
Vehicles	3,640	—	73	(1,689)	(1,785)	239

Total	47,334,951	1,556,269	9,522,587	(148,787)	61,679	58,356,699

Accumulated depreciation:
Direct ownership
Buildings	736,997	—	115,602	(41,293)	1,013	812,319
Switching equipment	4,569,287	—	668,136	(4)	29,069	5,266,488
Telegraph, telex and data communication equipment	202,043	—	3,365	(59)	(11,100)	194,249
Transmission installation and equipment	3,183,736	—	1,784,031	(4,534)	(6,338)	4,956,895
Satellite, earth station and equipment	2,001,671	—	153,506	—	3,202	2,158,379
Cable network	5,286,209	—	1,300,460	(20,312)	46,924	6,613,281
Power supply	724,985	—	77,765	(3,437)	(1,388)	797,925
Data processing equipment	990,054	—	492,799	(2,394)	(10,643)	1,469,816
Other telecommunications peripherals	499,093	—	71,217	(240)	2,120	572,190
Office equipment	460,518	—	37,251	(1,088)	786	497,467

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	AWI				December 31,
	2003	Acquisitions	Additions	Deductions	Reclassifications	2003

Vehicles	167,226	—	7,986	(1,705)	(373)	173,134
Other equipment	63,020	—	2,028	(6)	4,260	69,302
Leased assets
Vehicles	1,506	—	307	(848)	(851)	114

Total	18,886,345	—	4,714,453	(75,920)	56,681	23,581,559

Net Book Value	28,448,606					34,775,140

	2002	2003

Proceeds from sale of property, plant and equipment	204,008	255,750
Net book value	73,558	72,867

Gain on sale	130,450	182,883

      Interest capitalized to property under construction amounted to Rp8,089 million, Rp20,108 million and Rp22,925 million in 2001, 2002 and 2003, respectively.

      Foreign exchange losses (gains) capitalized as part of property under construction amounted to Rp1,746 million, (Rp27,568) million and nil in 2001, 2002 and 2003, respectively.

      The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2004-2032. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

      Some of the Company’s land of 330,690 sqm is still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

      The estimated date of completion of assets under construction is between January 2004 up to January 2005. Management believes that there is no impediment to the completion of the construction in progress.

      As of December 31, 2003, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp22,518,012 million and US$1,982,291,950. In addition, the Palapa B4 and Telkom-1 satellites are insured for US$59,456,265. Management believes that the insurance coverage is adequate.

      Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 26, 28 and 29).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT UNDER JOINT OPERATION SCHEME

      Set forth below are the Company’s property, plant and equipment (included in Note 13 above) that are being managed, operated and maintained by the KSOs:

	2002	2003

Land	3,783	200
Buildings	203,660	237,045
Switching equipment	1,346,764	871,799
Telegraph, telex and data communication equipment	62,501	34,014
Transmission installation and equipment	513,601	351,172
Satellite, earth station and equipment	51,878	51,455
Cable network	1,638,469	1,164,364
Power supply	146,045	145,993
Data processing equipment	87,745	67,213
Other telecommunications peripherals	93,045	58,103
Office equipment	42,133	48,765
Vehicles	22,391	16,901
Other equipment	463	463
Property under construction	60,106	3,322

Total cost	4,272,584	3,050,809
Accumulated depreciation	(3,073,555)	(2,254,971)

Net book value	1,199,029	795,838

      The fixed assets under joint operation scheme decreased in 2003 due to the acquisition and consolidation of AWI, the investor in KSO III (Note 5c).

15.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				December 31,
	2002	Additions	Deductions	Reclassifications	2002

At cost:
Land	3,160	—	—	—	3,160
Buildings	23,952	—	—	(225)	23,727
Switching equipment	624,794	—	—	(1,037)	623,757
Transmission installation and equipment	107,558	—	—	—	107,558
Cable network	334,345	—	—	(1,157)	333,188
Other telecommunications peripherals	199,842	—	(69,267)	(1,379)	129,196

Total	1,293,651	—	(69,267)	(3,798)	1,220,586

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,				December 31,
	2002	Additions	Deductions	Reclassifications	2002

Accumulated depreciation:
Land	1,146	132	—	—	1,278
Buildings	9,334	1,183	—	(106)	10,411
Switching equipment	322,455	38,776	—	(594)	360,637
Transmission installation and equipment	87,143	8,055	—	—	95,198
Cable network	221,034	26,203	—	(993)	246,244
Other telecommunications peripherals	199,806	36	(69,267)	(1,379)	129,196

Total	840,918	74,385	(69,267)	(3,072)	842,964

Net Book Value	452,733				377,622

	January 1,				December 31,
	2003	Additions	Deductions	Reclassifications	2003

At cost:
Land	3,160	—	—	—	3,160
Buildings	23,727	—	—	(3,472)	20,255
Switching equipment	623,757	—	(9,154)	(76,713)	537,890
Transmission installation and equipment	107,558	—	(14,530)	—	93,028
Cable network	333,188	27,314	—	(42,121)	318,381
Other telecommunications peripherals	129,196	—	(2,711)	(2,513)	123,972

Total	1,220,586	27,314	(26,395)	(124,819)	1,096,686

Accumulated depreciation:
Land	1,278	171	—	—	1,449
Buildings	10,411	1,155	—	(1,762)	9,804
Switching equipment	360,637	37,458	(9,154)	(47,416)	341,525
Transmission installation and equipment	95,198	9,052	(14,530)	—	89,720
Cable network	246,244	17,231	—	(38,300)	225,175
Other telecommunications peripherals	129,196	—	(2,711)	(2,513)	123,972

Total	842,964	65,067	(26,395)	(89,991)	791,645

Net Book Value	377,622				305,041

      In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The unearned income on revenue-sharing arrangements is as follows:

	2002	2003

Gross amount	1,220,586	1,096,686

Accumulated amortization:
Beginning balance	(1,098,583)	(1,077,789)
Addition (Note 39)	(52,271)	(58,379)
Deduction	73,065	151,214

Ending balance	(1,077,789)	(984,954)

Net	142,797	111,732

16.	INTANGIBLE ASSETS

	2002	2003

Intangible assets	3,892,145	5,144,050
License — net	6,672	—

Net	3,898,817	5,144,050

      Movement of intangible assets during 2002 and 2003 is as follows:

	2002

	Intangible Assets			Goodwill

	Dayamitra	Pramindo	AWI	GSD	Total

Beginning balance	1,233,932	—	—	93,936	1,327,868
Additions	—	2,752,267	—	—	2,752,267
Amortization	(72,504)	(94,217)	—	(21,269)	(187,990)

Ending balance	1,161,428	2,658,050	—	72,667	3,892,145

	2003

	Intangible Assets			Goodwill

	Dayamitra	Pramindo	AWI	GSD	Total

Beginning balance	1,161,428	2,658,050	—	72,667	3,892,145
Additions	—	—	1,982,564	—	1,982,564
Amortization	(228,973)	(369,036)	(111,380)	(21,270)	(730,659)

Ending balance	932,455	2,289,014	1,871,184	51,397	5,144,050

      The intangible assets resulted from the acquisitions of Dayamitra, Pramindo and AWI, and represent the right to operate the business in the KSO areas. Goodwill resulted from the acquisition of GSD (Note 1c).

      The license represented the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel which was fully amortized in 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.	ESCROW ACCOUNTS

      Escrow accounts consist of the following:

	2002	2003

Citibank N.A., Singapore	129,188	239,689
JP Morgan Chase Bank	168,740	276,439
Bank Mandiri	—	6,018

	297,928	522,146

     a. Citibank N.A., Singapore

      This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 5a).

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

      The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

     b. JP Morgan Chase Bank

      This escrow account with JP Morgan Chase Bank (“Pramindo Escrow Agent”) was established to facilitate the settlement of the Company’s obligations under its Conditional Sale and Purchase Agreement for the acquisition of Pramindo (Note 5b).

      In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

      The escrow account earns interest at LIBOR minus 0.4% per annum, which is computed on a daily basis. The interest income earned will be included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Pramindo transaction are satisfied.

     c. Bank Mandiri

      The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 26f).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.	TRADE ACCOUNTS PAYABLE

	2002	2003

Related parties
Payables to other telecommunications carriers	365,786	322,842
Concession fees	359,665	224,370
Purchases of equipment, materials and services	64,776	110,266

Total	790,227	657,478

Third parties
Purchases of equipment, materials and services	2,015,145	2,892,803
Payables related to revenue-sharing arrangements	81,710	94,508
Payables to other telecommunication providers	175,769	122,543

Total	2,272,624	3,109,854

Total	3,062,851	3,767,332

      Trade accounts payable by currency are as follows:

	2002	2003

Rupiah	1,961,804	2,825,795
U.S. Dollars	831,258	900,408
Euro	264,959	29,463
Japanese Yen	229	10,033
Great Britain Pound Sterling	4,598	916
Singapore Dollars	3	717

Total	3,062,851	3,767,332

      Refer to Note 49 for details of related party transactions.

19.	ACCRUED EXPENSES

	2002	2003

Early retirement benefits	670,981	132,810
Salaries and employee bonuses	411,739	473,447
Interest and bank charges	298,840	261,050
General, administrative and marketing	199,625	259,462
Operations, maintenance and telecommunications services	180,740	89,103
AWI settlement (Note 5c)	179,000	—
Other	8,989	—

Total	1,949,914	1,215,872

      Based on the Board of Directors’ Resolution No. KD.20/ PS900/ SDM-10/2001 dated June 11, 2001 and Resolution of Human Resources Director No. KR.18/ PS900/ SDM-30/2003 dated October 9, 2003 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees’ rights under the early retirement program, method of calculation and payments for compensation and other benefits in 2002 and 2003 are provided in the Board of Directors’

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Resolution No. KD.35/ PS900/ SDM-10/01 dated November 30, 2001 regarding Employees’ Rights under Early Retirement Program Year 2002 and the Board of Directors’ Resolution No. KD 80/ PS900/ SDM-20/2002 regarding Employees’ Rights under Early Retirement Program year 2003, respectively. Accrued early retirement benefits as of December 31, 2002 were fully paid in 2003. Accrued early retirement benefits as of December 31, 2003 represents the continued early retirement program which was paid out in early 2004.

20.	UNEARNED INCOME

	2002	2003

Prepaid pulse reload vouchers	375,021	740,077
Telephone directory	52,729	—
Other telecommunication services	8,069	16,361
Other	9,742	6,773

Total	445,561	763,211

21.	ADVANCES FROM CUSTOMERS AND SUPPLIERS

      Represent security deposits received from customers related to services and performance guarantee deposits from suppliers related to procurement contracts.

22.	SHORT-TERM BANK LOANS

      Short-term bank loans consist of:

	2002	2003

Bank Mandiri	—	37,642
Citibank N.A.	39,205	—

Total	39,205	37,642

     a. Bank Mandiri

      On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri amounting to US$1,800,000 for a one–year term. The loan is secured with the Company’s time deposits (Note 11) with interest rate at 2% above the pledged time deposits interest rate (i.e., 3% as of December 31, 2003). On November 11, 2003, the facility was extended until August 28, 2004. On April 24, 2003, Napsindo obtained a new loan from Bank Mandiri amounting to US$2,660,000 for a one–year term. The loan is secured by the Company’s time deposits and bears interest at 2% above the pledged time deposits interest rate. The facility can be extended upon approval by the Company. Subsequently, on May 4, 2004, this loan facility was extended for another one-year term and will expire on April 24, 2005. As of December 31, 2003, principal outstanding under these facilities amounted to US$4,460,000 (Rp37,642 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     b. Citibank N.A.

      On July 12, 2002, Telkomsel entered into an Opening LC and Trust Receipt Loan Facility Agreement with Citibank, N.A. providing for a total facility of US$40,000,000.

      The facility was obtained to finance Telkomsel’s capital expenditures in connection with procurement contracts with three strategic partners and a strategic supplier. Amounts drawn from the facility bear interest at the bank’s cost of funds plus 2.5%. The facility is available until July 31, 2004 and is not collateralized.

      As of December 31, 2002, the outstanding balance of the loan amounted to US$4,385,295 (equivalent to Rp39,205 million). The loan drawn down from the facility in 2003 amounted to US$32,441,455 (equivalent to Rp275,312 million). As of December 31, 2003, the loan had been repaid.

23. MATURITIES OF LONG-TERM LIABILITIES

     a. Current Maturities

	Notes	2002	2003

Two-step loans	24	836,109	832,135
Bank loans	26	162,077	808,793
Liabilities for acquisitions of subsidiaries	27	1,385,956	1,587,775
Suppliers’ credit loans	28	163,072	164,958
Bridging loan	29	42,112	49,855
Other		901	—

Total		2,590,227	3,443,516

     b. Long-Term Portion

	Notes	Total	2005	2006	2007	2008	Later

		(In billions of Rupiah)
Two-step loans	24	6,858.9	843.3	748.8	660.5	578.3	4,028.0
Guaranteed notes	25	1,121.2	—	—	1,121.2	—	—
Bonds	25	981.3	—	—	981.3	—	—
Bank loans	26	2,115.8	817.4	732.2	454.2	112.0	—
Liabilities for acquisitions of subsidiaries	27	747.0	151.4	159.4	167.8	176.6	91.8
Suppliers’ credit loans	28	0.7	0.7	—	—	—	—
Bridging loan	29	0.5	0.5	—	—	—	—
Other long-term debt		9.1	—	—	—	—	9.1

Total		11,834.5	1,813.3	1,640.4	3,385.0	866.9	4,128.9

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

      The details of the two-step loans are as follows:

	Interest Rate		Outstanding

Creditors	2002	2003	2002	2003

Overseas banks	2.95% – 18.41%	3.10% – 14.90%	8,271,096	7,441,076
Consortium of contractors	3.20% – 18.41%	3.20% – 14.90%	299,046	249,969

Total			8,570,142	7,691,045
Current maturities			(836,109)	(832,135)

Long-term portion			7,734,033	6,858,910

      Details of two-step loans obtained from overseas banks as of December 31, 2002 and 2003 are as follows:

	Interest Rate		Outstanding

Currencies	2002	2003	2002	2003

U.S. Dollars	3.85% – 8.70%	4.00% – 7.98%	3,500,678	2,946,687
Rupiah	12.00% – 18.41%	9.69% – 14.90%	3,366,297	3,050,043
Japanese Yen	2.95%	3.10%	1,188,369	1,244,331
Euro	7.18% – 8.30%	7.33% – 8.45%	215,752	200,015

Total			8,271,096	7,441,076

      The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2025.

      Details of two-step loans obtained from a consortium of contractors as of December 31, 2002 and 2003 are as follows:

	Interest Rate		Outstanding

Currencies	2002	2003	2002	2003

Rupiah	13.25% – 18.41%	12.66% – 14.90%	143,365	116,574
Japanese Yen	3.20%	3.20%	155,681	133,395

Long-term portion			299,046	249,969

      The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until March 15, 2015.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      As of December 31, 2003, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

      The Company should maintain financial ratios as follows:

a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originally from World Bank and ADB, respectively.

      As of December 31, 2003, the Company complied with the above mentioned ratios.

25.	GUARANTEED NOTES AND BONDS

	2002	2003

Guaranteed Notes	1,337,518	1,121,224
Bonds	975,992	981,278

	2,313,510	2,102,502

a.	Guaranteed Notes

      In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150,000,000 Guaranteed Notes (“Notes”) which are guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

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

      On September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled.

      TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued up to the redemption date. If only parts of the Notes are redeemed, the principal amount of the Notes outstanding after such redemption must be at least US$100,000,000.

      In 2003, Telkomsel purchased US$17,273,000 (equivalent to Rp145,447 million) of the Notes from Deutsche Bank.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The current rating for the Notes issued by Standard and Poors is B+ and by Fitch is B+.

      As of December 31, 2002 and 2003, the outstanding principal amount of the Notes and the unamortized discount are as follows:

	2002		2003

	Foreign Currency	Rupiah Equivalent	Foreign Currency	Rupiah Equivalent

	US$		US$
Principal	150,000,000	1,341,000	132,727,000	1,123,534
Discount	(389,468)	(3,482)	(272,857)	(2,310)

Net	149,610,532	1,337,518	132,454,143	1,121,224

b.	Bonds

      On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas.

      The current rating for the bonds issued by Pefindo is AAA and by Standard and Poors is B+.

      As of December 31, 2002 and 2003, the outstanding principal amount of the bonds and the unamortized discount are as follows:

	2002	2003

Principal	1,000,000	1,000,000
Discount	(24,008)	(18,722)

Net	975,992	981,278

      During the period when the bonds are outstanding, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:

1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:

a.	3:1 for the period of January 1, 2002 to December 31, 2002

b.	2.5:1 for the period of January 1, 2003 to December 31, 2003

c.	2:1 for the period of January 1, 2004 to the redemption date of the bonds

3.	Debt to EBITDA ratio should not exceed 3:1

      As of December 31, 2003, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	BANK LOANS

      The details of long-term bank loans as of December 31, 2002 and 2003 are as follows:

			2002		2003

			Outstanding		Outstanding

			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in million)	(in million)	Equivalent	(in million)	Equivalent

Group of lenders	US$	196.970	—	—	172.315	1,456,063
Citibank N.A.	EUR	73.365	—	—	64.890	690,646
	US$	114.883	7.690	68,911	51.340	434,059
Bank Central Asia	Rp	173,000.000	—	25,903	—	139,826
Deutsche Bank	Rp	108,817.710	—	—	—	95,418
Bank Finconesia	Rp	31,767.818	—	—	—	15,884
Bank Mandiri	Rp	82,425.262	—	—	—	42,115
Syndicated banks	Rp	90,000.000	—	60,438	—	34,263
	US$	4.000	3.288	29,460	1.864	15,751
Bank Niaga	Rp	565.000	—	—	—	565
Japan Bank for International Cooperation	US$	—	7.000	62,720	—	—

Total				247,432		2,924,590
Current maturities of bank loans				(162,077)		(808,793)

Long-term portion				85,355		2,115,797

a.	Group of Lenders

      AWI had a loan of US$270,935,729 from a group of lenders (the “lenders”) before it was 100% acquired by the Company on July 31, 2003. Based on the Conditional Sale and Purchase Agreement related to the acquisition, the Company assumed the loan by repaying US$73,965,454 and entering into a credit agreement with the lenders to finance the remaining outstanding balance of the loan amounting to US$196,970,275, with JP Morgan Chase Bank, Hong Kong office, as the facility agent. This loan bears an interest at LIBOR plus 3.5% per annum (i.e., 4.65% as of December 31, 2003), net of 10% withholding tax. The Company must pay an annual facility agent fee of US$75,000. The loan is repayable in 8 semi-annual installments beginning on December 31, 2003 with the first through the seventh installment of US$24,655,151 and final installment of US$24,384,218.

b.	Citibank N.A.

     1. Hermes Export Facility

      On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility of EUR 76,195,313 which is divided into several tranches.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73,365,093, availability period and the repayment dates.

      The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.98% as of December 31, 2003). Interest is payable semi-annually, starting on the utilization date of the Facility.

      In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR 6,089,149, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

      The total amount drawn down from the Facility in 2003 amounted to EUR72,227,349 (equivalent to Rp712,389 million). As of December 31, 2003, the outstanding balance was EUR64,890,840.

      The schedule of the principal payments on this long-term loan as of December 31, 2003 is as follows:

	Amount

	EUR	Rupiah
Year	Full Amount	Equivalent

2004	14,420,187	153,477
2005	14,420,187	153,477
2006 – 2008	36,050,466	383,692

2.	High Performance Backbone (“HP Backbone”) Loans

      a. On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project and Pledge of Right to Deposit” with Citibank, N.A. providing a total facility of US$6,950,000.

      The facility was obtained to finance the construction of the Sumatra High Performance Backbone, in connection with the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

      Amounts drawn from the facility bear interest at 1% above the interest rate provided by the Bank on the relevant deposits being pledged to the bank (Note 11). The loans are payable in eight monthly installments beginning in April 2003. The Company has drawn down the entire facility of US$6,950,000.

      As of December 31, 2002, the outstanding balance of the loan amounted to US$6,950,000. The loans were repaid in full by the Company and the loan agreement was terminated in May 2003.

      b. On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“arranger”) and Citibank International plc (“agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“lender” and “guarantor”), providing a total facility of US$23,400,000.

      The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” referred to above.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

      As of December 31, 2002 and 2003, the outstanding loan was US$740,914 (representing the first installment of the fee) and US$15,108,176, respectively. The loan is payable in ten semi-annual installments beginning in July 2004.

      Amounts drawn from the facility bear interest at LIBOR plus 0.75% (i.e., 1.98% as of December 31, 2003).

      c. On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as an arranger) and Citibank International Plc (as an agent), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21,000,000. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

      This facility was secured by the Company’s property under construction pursuant to the Partnership Agreement.

      Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning December 2003. Total principal outstanding as of December 31, 2003 was US$16,701,777.

      The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person. As of June 9, 2004, the Company has obtained a written waiver from Citibank International Plc with regard to entering into the AWI loan (Notes 5c and 26a).

     3. EKN-Backed Facility

      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 54b), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (as “Arranger” and “Agent”) covering a total facility amount of US$70,483,426 which is divided into several tranches.

      The agreement was subsequently amended on October 15, 2003, amending availability period and the first repayment date.

      The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.27% as of December 31, 2003). The interest charge will be paid semi annually, starting on the utilization date of the Facility.

      In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$4,244,793, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

      The total amount drawn down from the Facility in 2003 amounted to US$21,700,126 (Rp184,834 million). As of December 31, 2003, the outstanding balance was US$19,530,113.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The schedule of the principal payments of this long-term loan as of December 31, 2003 is as follows:

	Amount

	US$	Rupiah
Year	(in Full Amount)	Equivalent

2004	4,340,025	36,738
2005	4,340,025	36,738
2006 – 2008	10,850,063	91,846

     c. Bank Central Asia

      On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

      Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 11.6% as of December 31, 2003). The loans are payable in twelve quarterly installments beginning January 2004. The loan will mature in October 2006.

      Total principal outstanding as of December 31, 2002 and 2003 were Rp25,903 million and Rp139,826 million, respectively.

      The loan facility from Bank Central Asia is not collateralized.

      The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any guarantee or collateralize its assets for an amount exceeding US$2 million or its equivalent. As of June 23, 2004, the Company has obtained a written waiver from Bank Central Asia with regard to the Company’s time deposits collateralized for Napsindo’s loan (Notes 11b and 22a).

     d. Deutsche Bank AG

      On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital (“EWSD”) and Nippon Electric Automatic Exchange (“NEAC”), respectively, in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG (“Facility Agent”). The loans bear fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,800 million beginning in January 2004 for loan ex-PT Siemens Indonesia.

     e. Bank Finconesia

      On June 28, 2002, the Company entered into a contract agreement with PT Olex Cables Indonesia for addition of installation of Central Lucent in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendor to Bank Finconesia. The loan bears fixed interest rate at 19% per annum and is repayable in two annual installments of Rp15,884 million beginning in December 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     f. Bank Mandiri

      On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. On December 30, 2003, Bank Mandiri agreed to decrease the interest rate to 14% per annum commencing in January 2004.

      On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd.

      The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO Unit VI. As of December 31, 2003, total principal outstanding under these facilities amounted to Rp39,925 million.

      On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 15% per annum payable on a monthly basis, is secured by Balebat’s operating equipment and will mature in July 2006. The principal is repayable on a monthly basis. As of December 31, 2003, principal outstanding under this facility amounted to Rp2,190 million.

     g. Syndicated Banks (Internet Protocol Backbone (“IP Backbone”) Loan)

      On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.

      Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter (i.e., 3.38% as of December 31, 2003). Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12 month time deposit rate) thereafter (i.e., 12.75% as of December 31, 2003).

      The loans are payable in eleven quarterly installments beginning in September 2002. The loans will mature on March 15, 2005.

      Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of December 31, 2002 and 2003 are Rp60,438 million and US$3,288,000 (equivalent Rp29,460 million) and Rp34,263 million and US$1,864,000 (Rp15,751 million), respectively.

      The Company pledged the property under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No. 17 dated February 25, 2002 of Notary Titi Sri Amiretno Diah Wasisti Bagiono, S.H. on “Fiduciary Collateral”. The pledge has a maximum amount of US$14,587,525 and Rp401 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Average interest rates for the loans during 2002 and 2003 were as follows:

	2002	2003

Rupiah	17.14% – 19%	14.87% – 19%
U.S. Dollar	3.5% – 4.38%	3.31% – 3.68%

      Under the Loan Agreements for HP Backbone and IP Backbone, the Company should maintain quarterly financial ratios as follows:

      1. Debt to equity ratio should not exceed 3:1

      2. EBITDA to interest expense should exceed 5:1

      As of December 31, 2003, the Company complied with the above mentioned ratios.

     h. Bank Niaga

      On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totalling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposit and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of December 31, 2003, principal outstanding amounted to Rp565 million.

     i. Japan Bank for International Cooperation (“JBIC”, Formerly Export-Import Bank of Japan)

	2002	2003

Total outstanding amount	62,720	—
Current maturities	(62,720)	—

Long-term portion	—	—

      This loan represented Dayamitra’s obligation under a loan facility agreement it entered into with Tomen on April 27, 1998. The facility had been fully drawn down for US$35 million, which was repayable in five semi-annual installments of US$7 million commencing on March 25, 2001. The Company unconditionally guaranteed this loan.

      Interest accrues on the outstanding principal at the rate of LIBOR plus 1% and was repayable semi-annually, commencing on September 25, 1998. Annual interest rates in 2002 and 2003 ranged from 2.75% to 3.58% and from 2.75% to 2.77%.

      On June 21, 1999, an agreement was entered into between Tomen and JBIC under which the loan and related security rights were assigned from Tomen to JBIC.

      Principal outstanding as of December 31, 2002 of US$7,000,000 was fully paid and the loan agreement was terminated on March 25, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27. LIABILITIES FOR ACQUISITIONS OF SUBSIDIARIES

      This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of Dayamitra in respect of the Company’s acquisition of 90.32% of Dayamitra, to the Selling Stockholders of Pramindo in respect of the Company’s acquisition of 100% of Pramindo, and to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI.

	2002	2003

Dayamitra transaction (Note 5a)
PT Intidaya Sistelindomitra	99,500	—
PT Mitracipta Sarananusa	68,398	—
Cable and Wireless plc	64,260	—
Less discount on promissory notes	(10,033)	—

	222,125	—

Pramindo transaction (Note 5b)
France Cables et Radio S.A.	1,224,296	646,100
PT Astratel Nusantara	1,071,343	565,497
Indosat	397,928	210,042
Marubeni Corporation	244,878	129,220
International Finance Corporation, USA	91,829	48,457
NMP Singapore Pte. Ltd.	30,610	16,157
Less discount on promissory notes	(278,074)	(80,184)

	2,782,810	1,535,289

AriaWest transaction (Note 5c)
PT Aria Infotek	—	483,955
The Asian Infrastructure Fund	—	115,227
MediaOne International I B.V.	—	322,636
Less discount on promissory notes	—	(122,358)

	—	799,460

Total	3,004,935	2,334,749
Current maturity — net of discount	(1,385,956)	(1,587,775)

Long-term portion — net of discount	1,618,979	746,974

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	SUPPLIERS’ CREDIT LOANS

	2002	2003

Tomen Corporation	290,498	139,608
Cable & Wireless plc	48,199	26,021

Total	338,697	165,629
Current maturities	(163,072)	(164,958)

Long-term portion	175,625	671

a.	Tomen Corporation (“Tomen”)

      Dayamitra entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, one of the former stockholders of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

      In connection with the above agreement, Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

      Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears. Annual interest rates in 2002 and 2003 ranged from 5.92% to 6.48% and from 5.53% to 5.92%, respectively.

      The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. To date, Dayamitra has not been required to make additional principal repayments from excess cash. The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan (Note 29).

b.	Cable and Wireless plc (“C&W plc”)

      Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with C&W plc on May 19, 1999.

      The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. To date, Dayamitra has not been required to make additional principal repayments from excess cash. Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2002 and 2003 ranged from 5.92% to 6.48% and from 5.53% to 5.92%, respectively.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.	BRIDGING LOAN

	2002	2003

Total outstanding amount	95,517	50,365
Current maturities	(42,112)	(49,855)

Long-term portion	53,405	510

      This loan is owed by Dayamitra to C&W plc under a bridging loan facility which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or a quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2002 and 2003 ranged from 5.42% to 5.98% and from 5.06% to 5.42%, respectively.

      C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier’s Credit Loan. The security provided against the bridging loan facility consists of an assignment of KSO revenues, an assignment of bank accounts, a security interest in Dayamitra’s movable assets, an assignment of the Tomen construction contract, an assignment of proceeds from early termination of the KSO license by the Company, and an assignment of insurance proceeds.

      Distributions to stockholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

30.	MINORITY INTEREST

	2002	2003

Minority interest in net assets of subsidiaries:
Telkomsel	2,516,180	3,608,874
Infomedia	43,744	60,353
Dayamitra	22,173	32,999
Indonusa	13,700	1,959
Napsindo	—	2,068
PII	—	1,899
GSD	2	3

Total	2,595,799	3,708,155

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002	2003

Minority interest in net income (loss) of subsidiaries:
Telkomsel	455,331	782,870	1,482,897
Infomedia	15,067	19,031	22,399
Dayamitra	6,241	15,151	11,584
Indonusa	(2,034)	(6,831)	(2,351)
Napsindo	—	—	(8,541)
PII	—	—	(2,511)
GSD	—	1	1

Total	474,605	810,222	1,503,478

31. CAPITAL STOCK

	2002

		Percentage	Total
	Number of	of	Paid-up
Description	Shares	Ownership	Capital

		%
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	879,723,798	8.73	439,862
The Bank of New York	610,489,548	6.06	305,245
Board of Commissioners:
Petrus Sartono	8,262	—	4
Board of Directors:
Kristiono	12,690	—	6
Garuda Sugardo	8,262	—	4
Guntur Siregar	9,990	—	5
Agus Utoyo	11,826	—	6
Suryatin Setiawan	10,854	—	5
Public (below 5% each)	3,429,489,054	34.02	1,714,745

Total	10,079,999,640	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

		Percentage	Total
	Number of	of	Paid-up
Description	Shares	Ownership	Capital

		%
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	896,045,651	8.89	448,023
The Bank of New York	657,263,408	6.52	328,632
Board of Commissioners:
Petrus Sartono	9,558	—	5
Board of Directors:
Kristiono	12,690	—	6
Garuda Sugardo	8,262	—	4
Guntur Siregar	9,990	—	5
Agus Utoyo	11,826	—	6
Suryatin Setiawan	10,854	—	5
Public (below 5% each)	3,366,392,045	33.40	1,683,196

Total	10,079,999,640	100.00	5,040,000

32. ADDITIONAL PAID-IN CAPITAL

	2002	2003

Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

33.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Represents the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, arising from transactions with entities under common control.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

34. TELEPHONE REVENUES

	2001	2002	2003

Fixed lines
Local and domestic long-distance usage	5,225,705	5,447,925	6,561,800
Monthly subscription charges	997,651	1,474,823	1,948,830
Installation charges	98,017	130,234	223,130
Phone cards	25,455	29,265	34,371
Others	68,328	181,852	128,734

Total	6,415,156	7,264,099	8,896,865

Cellular
Air time charges	3,987,738	5,453,597	7,677,884
Monthly subscription charges	581,566	593,347	580,550
Connection fee charges	128,543	172,302	194,053
Features	10,151	7,555	6,343

Total	4,707,998	6,226,801	8,458,830

Total Telephone Revenues	11,123,154	13,490,900	17,355,695

35. INTERCONNECTION REVENUES — NET

	2001	2002	2003

Cellular	1,241,603	2,383,667	3,908,292
International	116,770	344,500	184,097
Other	65,313	103,167	69,759

Total	1,423,686	2,831,334	4,162,148

36. REVENUE UNDER JOINT OPERATION SCHEMES

	2001	2002	2003

Minimum Telkom Revenues	1,474,200	1,319,715	899,862
Share in Distributable KSO Revenues	732,960	801,010	583,012
Amortization of unearned initial investor payments under Joint Operation Schemes	12,426	7,420	3,433

Total	2,219,586	2,128,145	1,486,307

      Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 51).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

37. DATA AND INTERNET REVENUES

	2001	2002	2003

SMS	344,600	997,249	2,205,058
Multimedia	218,300	337,796	494,747
VoIP	25,589	152,195	328,284
ISDN	84,695	64,386	80,473

Total	673,184	1,551,626	3,108,562

38. NETWORK REVENUES

	2001	2002	2003

Satellite transponder lease	203,558	190,220	270,860
Leased lines	211,371	125,878	247,005

Total	414,929	316,098	517,865

39. REVENUE-SHARING ARRANGEMENT REVENUES

	2001	2002	2003

Revenue-Sharing Arrangement revenues	191,478	211,483	200,085
Amortization of unearned income (Note 15)	72,775	52,271	58,379

Total	264,253	263,754	258,464

40. OPERATING EXPENSES — PERSONNEL

	2001	2002	2003

Salaries and related benefits	883,409	1,410,670	1,574,181
Vacation pay, incentives and other benefits	364,707	655,518	816,055
Early retirements	140,000	717,289	355,735
Net periodic post-retirement benefit cost (Note 48)	374,510	616,512	641,435
Net periodic pension cost (Note 46)	86,233	362,298	190,914
Employee income tax	132,855	201,468	468,805
Long service awards (Note 47)	94,540	289,922	207,126
Housing	93,315	89,495	116,858
Medical	81,698	28,209	9,682
Others	29,978	16,187	59,305

Total	2,281,245	4,387,568	4,440,096

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2001	2002	2003

Operations and maintenance	891,435	1,042,588	1,744,806
Radio frequency usage charges	101,305	292,703	371,740
Electricity, gas and water	157,068	219,913	300,432
Cost of phone cards	173,412	197,683	181,272
Concession fees	63,561	163,891	238,979
Insurance	67,783	142,932	157,075
Leased lines	82,880	103,643	127,021
Vehicles and supporting facilities	38,235	79,961	115,697
Travelling	15,700	16,523	29,815
Telephone kiosks’ commissions	520,947	—	—
Others	37,595	30,382	71,856

Total	2,149,921	2,290,219	3,338,693

      Effective January 1, 2002, telephone kiosks are charged 70% of basic tariff charged by operators to its customers on calls placed from kiosk phones. Consequently, the Company is no longer required to pay commissions.

42.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2001	2002	2003

Professional fees	325,268	218,949	115,598
Collection expenses	181,925	224,782	273,767
Amortization of intangible assets (Note 16)	55,709	187,990	730,659
Training, education and recruitment	147,312	122,045	126,927
Travel	92,828	111,427	144,677
Security and screening	48,792	77,103	110,278
General and social contribution	36,762	69,419	113,785
Printing and stationery	37,589	43,513	50,535
Meetings	26,498	31,719	42,813
Provision for doubtful accounts and inventory obsolescence	342,900	31,103	326,419
Research and development	39,523	10,483	9,111
Others	8,350	17,761	34,208

Total	1,343,456	1,146,294	2,078,777

      The allowance for doubtful accounts in 2001 includes an allowance for the MTR and share in distributable KSO revenues receivable from KSO III amounting to Rp155,756 million. This provision was reversed in 2002 following the settlement of the AriaWest dispute (Note 8d).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43. INCOME TAX

	2002	2003

a. Prepaid taxes
The Company
Refundable corporate income tax overpayment	—	38,370

	—	38,370

Subsidiaries
Corporate income tax	265	2,443
Value added tax	84,409	171,469

	84,674	173,912

	84,674	212,282

b. Taxes payable
The Company
Income tax
Article 21	10,959	91,229
Article 22	2,189	2,577
Article 23	25,325	19,131
Article 25	3,450	87,219
Article 26	1,892	7,045
Article 29	631,124	363,566
Value added tax	34,487	120,206

	709,426	690,973

Subsidiaries
Income tax
Article 4	—	4,012
Article 21	16,613	47,265
Article 22	187	765
Article 23	26,408	66,793
Article 25	77,881	66,289
Article 26	4,931	39,488
Article 29	220,377	498,826
Value added tax	53,809	98,627

	400,206	822,065

	1,109,632	1,513,038

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      c. The components of income tax expense (benefit) are as follows:

	2001	2002	2003

Current
The Company	1,291,206	1,671,104	1,886,283
Subsidiaries	886,160	1,076,658	1,904,997

	2,177,366	2,747,762	3,791,280

Deferred
The Company	(168,815)	(153,019)	142,089
Subsidiaries	(1,656)	304,228	(72,279)

	(170,471)	151,209	69,810

	2,006,895	2,898,971	3,861,090

      d. Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

      The reconciliation of consolidated income before tax to income before tax attributable to the Company and the consolidated income tax expense is as follows:

	2001	2002	2003

Consolidated income before tax	6,549,891	11,748,902	11,451,795
Add back consolidation eliminations	1,926,439	2,554,407	3,332,176

Consolidated income before tax and eliminations	8,476,330	14,303,309	14,783,971
Deduct income before tax of the subsidiaries	(3,285,548)	(4,745,515)	(7,009,179)

Income before tax attributable to the Company	5,190,782	9,557,794	7,774,792

Tax calculated at progressive rates	1,557,218	2,867,321	2,332,420
Income not subject to tax	(665,007)	(1,785,208)	(1,044,835)
Non-deductible expenses	230,180	469,464	669,643
Deferred tax (assets) liabilities originating from previously unrecognized temporary difference, net	—	(40,252)	71,144
Deferred tax assets that cannot be utilized	—	6,760	—

Income tax expense of the Company	1,122,391	1,518,085	2,028,372
Income tax expense of the subsidiaries	884,504	1,380,886	1,832,718

Total consolidated income tax expense	2,006,895	2,898,971	3,861,090

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The reconciliation between income before tax and the estimated taxable income for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003

Income before tax attributable to the Company	5,190,782	9,557,794	7,774,792

Temporary differences:
Depreciation of property, plant and equipment	165,239	(170,134)	442,029
Gain on sale of property, plant and equipment	(21,759)	14,774	(25,495)
Allowance/(write back) for doubtful accounts	226,514	(156,223)	166,341
Accounts receivable written-off	(44,423)	(82,474)	(79,728)
Allowance for inventory obsolescence	74,059	10,099	5,543
Inventory written-off	(3,013)	(15,223)	(693)
Provision for early retirement benefits	140,000	670,981	293,626
Payment of early retirement benefits	—	(140,000)	(831,796)
Provision for bonus	—	—	262,082
Net periodic pension cost	(46,852)	58,226	(271,503)
Long service awards	65,675	213,397	(15,617)
Amortization of deferred stock issuance costs	(5,981)	(17,942)	—
Amortization of landrights	5,839	(1,524)	(2,356)
Provision for impairment of property, plant and equipment	—	6,401	(6,401)
Decline in value of investments	(90,000)	—	—
Gain on sale of long-term investments	—	—	(171,334)
Temporary differences of KSO units	10,694	6,317	4,782
Depreciation of property, plant and equipment under revenue sharing arrangements	53,884	11,576	63,424
Amortization of unearned income under revenue-sharing arrangements	(15,380)	(7,998)	(58,379)
Revenue from transfer of property, plant and equipment under revenue-sharing arrangements	—	765	34,828
Interest income/receivable	—	—	(45,835)
Equity in net loss of associated companies	—	41,178	—

	514,496	442,196	(236,482)

Permanent differences:
Net periodic post-retirement benefit cost	373,074	611,992	634,385
Amortization of goodwill and intangible assets	55,709	187,990	773,197
Amortization of discount on promissory notes and interest expense	79,899	173,794	224,931
Tax penalties	—	216,198	—
Equity in net income of associates and subsidiaries	(1,307,404)	(2,238,300)	(3,313,831)
Gain on sale of long-term investments	—	(3,166,086)	(38,425)
Interest income	(494,332)	(359,049)	(279,142)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002	2003

Amortization of unearned income under revenue-sharing arrangements	(57,395)	(44,273)	—
Adjustment of equity in net income of Telkomsel as a result of the recast of financial statements	(241,725)	—	—
Income from land/building rental	(116,831)	(65,175)	(40,380)
Others	307,813	253,322	599,631

Total	(1,401,192)	(4,429,587)	(1,439,634)

Total taxable income of the Company	4,304,086	5,570,403	6,098,676

Current income tax expense of the Company	1,291,206	1,671,104	1,886,283
Current income tax expense of the subsidiaries	886,160	1,076,658	1,904,997

Total	2,177,366	2,747,762	3,791,280

      In 2002, the Company received an Underpayment Tax Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 million and Rp19,568 million, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/prepayments and the amount assessed by the Tax Service Office was charged to the 2002 statement of income.

      In 2003, Telkomsel received tax assessment letters (SKPKB) for all taxes covering the fiscal years 2000 and 2001. Telkomsel filed an objection on the SKPKB for fiscal year 2001 which was partly approved by Director General of Taxes. As a result, Telkomsel charged tax underpayments to expense in 2003 amounting to Rp32,283 million.

      e. Deferred tax assets and liabilities.

      The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		Credited to	Acquisition
	December 31,	Statements	of	December 31,
	2001	of Income	Pramindo	2002

The Company
Deferred tax assets:
Allowance for doubtful accounts	170,419	(69,030)	—	101,389
Allowance for inventory obsolescence	11,911	(1,404)	—	10,507
Provision for early retirement benefits	42,000	159,294	—	201,294
Decline in value of investments	5,656	(5,656)	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

			(Charged)/
			Credited to	Acquisition
	December 31,		Statements	of	December 31,
	2001		of Income	Pramindo	2002

Deferred stock issuance costs	5,382		(5,382)	—	—
Landrights	618		(457)	—	161
Long-term investments	—		52,605	—	52,605
Provision for long service awards	82,751		64,018	—	146,769
Provision for impairment of property, plant and equipment	—		1,920	—	1,920

Total deferred tax assets	318,737		195,908	—	514,645

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,451,655)		(61,352)	—	(1,513,007)
Revenue-sharing arrangements	(19,417)		1,298	—	(18,119)
Net periodic pension cost	(25,153)		17,165	—	(7,988)

Total deferred tax liabilities	(1,496,225)		(42,889)	—	(1,539,114)

Deferred tax liabilities of the Company, net	(1,177,488)		153,019	—	(1,024,469)

Deferred tax liabilities of the subsidiaries, net	(638,824	)(*)	(304,228)	(1,115,645)	(2,058,697)

Total deferred tax liabilities, net	(1,816,312)				(3,083,166)

(*)	Including deferred tax asset of PT Infomedia Nusantara, a subsidiary, of Rp1,924 million presented separately in the “Advances and other non-current assets” as at 31 December 2001.

		(Charged)/
		Credited to
	December 31,	Statements	Acquisition	December 31,
	2002	of Income	of AWI	2003

The Company
Deferred tax assets:
Allowance for doubtful accounts	101,389	17,456	—	118,845
Allowance for inventory obsolescence	10,507	1,020	—	11,527
Provision for early retirement benefits	201,294	(161,451)	—	39,843
Landrights	161	(707)	—	(546)
Long-term investments	52,605	(52,605)	—	—
Provision for employee bonuses	—	84,385	—	84,385
Provision for long service awards	146,769	(4,685)	—	142,084
Provision for impairment of property, plant and equipment	1,920	(1,920)	—	—

Total deferred tax assets	514,645	(118,507)	—	396,138

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		(Charged)/
		Credited to
	December 31,	Statements	Acquisition	December 31,
	2002	of Income	of AWI	2003

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,513,007)	125,567	—	(1,387,440)
Interest receivables	—	(13,750)	—	(13,750)
Long-term investments	—	(14,138)	—	(14,138)
Revenue sharing arrangements	(18,119)	(40,334)	—	(58,453)
Net periodic pension cost	(7,988)	(80,927)	—	(88,915)

Total deferred tax liabilities	(1,539,114)	(23,582)	—	(1,562,696)

Deferred tax liabilities of the Company, net	(1,024,469)	(142,089)	—	(1,166,558)

Deferred tax liabilities of the subsidiaries, net	(2,058,697)	72,279	(393,794)	(2,380,212)

Total deferred tax liabilities, net	(3,083,166)			(3,546,770)

      As of December 31, 2003, AWI had tax loss carryforwards of approximately Rp952,854 million, which will expire from 2005 through 2006.

     f. Administration

      Under taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

      The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.

44. BASIC EARNINGS PER SHARE

      Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2001, 2002 and 2003.

      The Company does not have potentially dilutive ordinary shares.

45. CASH DIVIDENDS AND GENERAL RESERVE

      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 17 dated May 10, 2001 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriation of Rp126,950 million for general reserve.

      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 36 dated June 21, 2002 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriation of Rp425,012 million for general reserve.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 17/V/2003 dated May 9, 2003 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, and appropriation of Rp813,664 million for general reserve.

46. PENSION PLAN

     a. The Company

      The Company provides a defined benefit pension plan for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Dana Pensiun Telkom. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2001, 2002 and 2003 amounted to Rp129,252 million, Rp297,352 million and Rp460,576 million, respectively. In addition, the pension contribution of KSO Units during 2003 amounted to the Rp20,709 million.

      In 2002, the Company added double pension benefits for participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.

      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2002 and 2003:

	2002	2003

Change in benefit obligation
Benefit obligation at beginning of year	2,289,134	4,248,110
Service cost	90,869	119,089
Interest cost	418,044	537,797
Employee contributions	31,939	40,530
Benefits paid	(186,805)	(222,421)
Plan amendment	1,676,601	—
Actuarial (gain) loss	(71,672)	2,129,818

Benefit obligation at end of year	4,248,110	6,852,923

Change in plan assets
Fair value of plan assets at beginning of year	2,571,714	3,099,648
Employer contributions	359,725	521,816
Actual return on plan assets	343,121	421,706

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003

Benefits paid	(186,805)	(222,421)
Actuarial gain (loss)	11,893	(149,440)

Fair value of plan assets at end of year	3,099,648	3,671,309

Funded status	(1,148,462)	(3,181,614)
Unamortized net amount resulting from changes in plan experience and actuarial assumptions	(820,394)	1,663,963
Unamortized prior service cost	1,812,198	1,655,412
Unrecognized net obligation at the date of initial application of PSAK No. 24	177,525	148,891

Prepaid pension cost	20,867	286,652

      Plan assets consist mainly of Rupiah time deposits.

      The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining working lives of active employees, i.e., 17.2 years, starting from January 1, 1992.

      The actuarial valuations for the pension plan performed based on measurement date of December 31 for each of the years were prepared on February 4, 2002, February 28, 2003 and May 21, 2004, respectively, by Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

	%	%	%
Discount rate	13	13	11
Expected long-term return on plan assets	13	13	11
Salary growth rate	6	6	8

      The components of net periodic pension cost recognized are as follows:

	2001	2002	2003

Service cost	32,441	65,661	89,193
Interest cost	277,077	418,044	537,797
Expected return on plan assets	(266,324)	(343,121)	(421,706)
Net amortization and deferral	17,624	132,928	(176,465)
Increase in amortization of prior service cost	23,806	88,786	156,784

Net periodic pension cost (Note 40)	84,624	362,298	185,603

      In addition, the pension cost charged to the KSO Units amounted to Rp27,188 million, Rp25,207 million and Rp29,896 million in 2001, 2002 and 2003, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     b. Telkomsel

      Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya, a state-owned life insurance company, manages the plan. The employees contribute 5% of their final monthly basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

      Telkomsel’s contributions to Jiwasraya amounted to Rp3,080 million, Rp5,163 million and Rp3,081 million for the years ended 2001, 2002 and 2003, respectively.

      The components of the net periodic pension cost are as follows:

	2001	2002	2003

Service cost	2,247	2,651	3,068
Net amortization and deferral	(943)	(533)	2,243

Net periodic pension cost	1,304	2,118	5,311

      The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary performed based on measurement date of December 31 for each of the years as of December 31, 2002 and 2003 are as follows:

	2001	2002	2003

Discount rate	12%	12%	11%
Expected long-term return on plan assets	12%	12%	7.5%
Salary growth rate	10%	10%	9%

      The funded status of the plan as of December 31, 2002 and 2003 is as follows:

	2002	2003

Projected benefit obligation	20,927	35,502
Plan assets at fair value	27,919	8,504

Excess (shortages) of plan assets over projected benefit obligation	6,992	(26,998)
Unrecognized past service cost	3,135	1,443
Unrecognized experience adjustment	(2,813)	23,718

Prepaid (unfunded) pension cost	7,314	(1,837)

      The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining service period of active employees, i.e., 18.87 years, as of June 1, 1999.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     c. Other Subsidiaries

Infomedia

      Infomedia provides a defined benefit pension plans to their employees. The funding status of the plan as of December 31, 2003 is as follows:

2003

Projected benefit obligation	(3,774)
Fair value of plan assets	4,432

Funded status	658
Unamortized past service cost	1,259
Unamortized experience adjustments	(497)
Unamortized changes in actuarial assumptions	150

Prepaid pension cost recognized in the balance sheet	1,570

Other

      In other subsidiaries that no pension plans are provided, the obligation for pension benefits is calculated based on Law No. 13 of 2003 concerning labor regulation. Total obligation recognized as of December 31, 2003 was Rp576 million.

47. LONG SERVICE AWARDS

      The Company provides certain cash awards to employees who meet certain length of service requirement. The benefits, which are either paid during active employment, upon resignation, retirement or termination, are as follows:

      Awards paid during active employment:

i. Karya Bhakti — long term award

ii. Long leave allowance

      Awards payable upon resignation, retirement or termination:

i. Purnabhakti award and Pengabdian award

ii. Last housing allowance

iii. Last transportation allowance

      The actuarial valuations for the long service awards performed based on measurement date of December 31 for the year 2001 and 2002 were prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 was prepared on May 21, 2004 by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Method. The principal actuarial assumptions used by the independent actuary as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

Discount rate	13%	13%	11%
Salary growth rate	8%	8%	8%

      The movement of the long service awards during the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003

Liability at beginning of year	210,159	275,834	489,231
Net periodic benefit cost (Note 40)	94,540	289,922	207,126
Benefits paid	(28,865)	(76,525)	(222,743)

Liability at end of year	275,834	489,231	473,614

48. POST-RETIREMENT BENEFITS

      The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

      The components of net periodic post-retirement benefit cost are as follows:

	2001	2002	2003

Service cost	46,689	69,345	80,599
Interest cost	298,541	424,834	493,596
Expected return on plan assets	(49,011)	(33,744)	(56,004)
Amortization of unrecognized transition obligation	26,213	26,213	24,325
Amortization of prior service cost	(395)	(395)	(368)
Amortization of gain/losses	52,473	80,683	99,287
Net curtailment gain/loss	—	49,576	—

Net periodic post-retirement benefit cost (Note 40)	374,510	616,512	641,435

      In addition, the cost of post-retirement benefits charged to the KSO Units amounted to Rp16,212 million, Rp14,611 million and Rp7,795 million in 2001, 2002 and 2003, respectively.

      The actuarial valuations for the post-retirement benefit plan performed based on measurement date of December 31 for each of the years were prepared on January 15, 2004, while the valuation for the post-retirement benefits as of December 31, 2003 was prepared on May 21, 2004 by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The principal actuarial assumptions used by the independent actuary as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

Discount rate	13%	13%	11%
Expected return on plan assets	13%	13%	11%
Health care cost trend rate assumed for next year	16%	14%	12%
The ultimate trend rate	10%	10%	8%
Year that the rate reaches the ultimate trend rate	2005	2005	2006

      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2002 and 2003:

	2002	2003

Change in benefit obligation
Benefit obligation at beginning of year	3,286,991	3,812,781
Service cost	69,345	80,599
Interest cost	424,834	493,596
Benefits paid	(70,491)	(93,420)
Actuarial (gain) loss	102,102	(544,785)

Benefit obligation at end of year	3,812,781	3,748,771

Change in plan assets
Fair value of plan assets at beginning of year	330,461	343,896
Employer contributions	59,543	180,580
Actual return on plan assets	53,287	56,004
Benefits paid	(79,851)	(98,612)
Actuarial gain (loss)	(19,544)	(14,972)

Fair value of plan assets at end of year	343,896	466,896

Funded status	(3,468,885)	(3,281,875)
Unrecognized net transition obligation	291,899	267,574
Unrecognized prior service gain	(2,301)	(1,934)
Unrecognized net losses	1,576,793	952,885

Accrued post-retirement benefit cost	(1,602,494)	(2,063,350)

      The transition obligation at the date of initial application of Rp524,250 million is amortized over 20 years, beginning on January 1, 1995.

      A 1% increase in the cost trend rate would result in service cost and interest cost, and accumulated post-retirement benefit obligation as of December 31, 2001, 2002 and 2003 as follows:

	2001	2002*	2003

Service cost and interest cost	623,715	664,741	594,958
Accumulated post-retirement benefit obligation	3,981,842	4,473,675	4,545,961

*	before curtailment

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49. RELATED PARTY INFORMATION

      In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that, the pricing of these transactions be the same as those of arms-length transactions.

      The following are significant agreements/transactions with related parties:

     a. Government of the Republic of Indonesia

i. The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

Interest expense for two-step loans amounted to Rp960,424 million, Rp968,973 million and Rp755,517 million in 2001, 2002 and 2003 respectively. Interest expense for two-step loan reflected 72.23%, 61.22% and 54.61% of total interest expenses in 2001, 2002 and 2003, respectively.

ii. The Company and its subsidiary pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp63,561 million, Rp163,891 million and Rp238,979 million in 2001, 2002 and 2003, respectively. Concession fees reflected 0.7%, 1.4% and 1.6% of total operating expenses in 2001, 2002 and 2003, respectively. Radio frequency usage charges amounted to Rp101,305 million, Rp292,703 million and Rp371,740 million in 2001, 2002 and 2003, respectively. Radio frequency usage charges reflected 1.1%, 2.5% and 2.5% of total operating expenses in 2001, 2002 and 2003, respectively.

     b. Commissioners and Directors Remuneration

i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp7,189 million, Rp8,706 million and Rp14,047 million in 2001, 2002 and 2003, respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2001, 2002 and 2003, respectively.

ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp30,329 million, Rp35,106 million, and Rp45,586 million in 2001, 2002 and 2003, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses in 2001, 2002 and 2003, respectively.

     c. Indosat, including Satelindo

      The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

      The principal matters covered by the agreement are as follows:

i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

switched data network, television, teleprinter, Alternate Voice/ Data Telecommunications (“AVD”), hotline and teleconferencing.

ii. The Company and Indosat are responsible for their respective telecommunications facilities.

iii. Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv. The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.

      The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

      Pursuant to the Ministry of Communications Decree regarding the transfer of the license for Indosat’s mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile (“IM3”), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

      The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services.

      Indosat also leases circuits from the Company to link Jakarta, Medan and Surabaya.

      The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i. Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii. Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii. Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iv. Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v. The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

      Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp13,372 million, Rp12,703 million and Rp17,933 million in 2001, 2002 and 2003, respectively, reflecting 0.2%, 0.1% and 0.1% of total operating expenses in 2001, 2002 and 2003, respectively. Other agreements between Telkomsel and Indosat are as follows:

i. Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J — S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The parties have formed a management committee which consists of a chairman and one representative of each of the parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Telkomsel shares in the operating and maintenance costs based on an agreed formula.

The cost of operation and maintenance shared amounted to Rp1,359 million, Rp956 million and Rp1,393 million for the years 2001, 2002 and 2003, respectively.

ii. Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2,727,273. In addition to the upfront payment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

As of April 8, 2004, in connection with merger of Indosat, amendment to the agreements with Indosat, including extension of period, is still in process.

      The Company and its subsidiary earned net interconnection revenues from Indosat (including IM3 and Satelindo in 2003) of Rp54,024 million, Rp274,706 million and Rp235,655 million in 2001, 2002 and 2003, respectively, reflecting 0.3%, 1.3% and 0.9% of total operating revenues in 2001, 2002 and 2003, respectively.

      The Company and its subsidiary earned net interconnection revenue from IM3 in 2001 and 2002 amounted to Rp157 million and Rp50,880 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The Company leases international circuits from Indosat, subsequent to the merger of Satelindo to Indosat in 2003. Payments made in relation to the lease expense amounted to Rp30,239 million in 2003, which reflected 0.2% of total operating expenses for 2003.

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

      Interconnection revenues earned from Satelindo were Rp293,726 million and Rp625,101 million in 2001 and 2002, respectively, which reflected 1.8% and 3.0% of total operating revenues for 2001 and 2002, respectively.

      The Company leases international circuits from Satelindo. Payments made in relation to the lease expense amounted to Rp28,111 million and Rp32,885 million in 2001 and 2002, respectively, which reflected 0.3% and 0.3% of total operating expenses for 2001 and 2002, respectively.

      In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid the remaining amount of Rp59,860 million as lease expense up to 2024. As of December 31, 2003, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

      The Company provides leased lines to Satelindo. The leased lines can be used by Satelindo for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp21,475 million in 2003 which reflected 0.1% of total operating revenue in 2003.

      Following the merger of Indosat, IM3, Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all right and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

d.	The Company provides telecommunication services to Government agencies.

e.	The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company’s Palapa B4 and Telkom-1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp89,469 million, Rp44,109 million and Rp96,877 million in 2001, 2002 and 2003, respectively, which reflected 0.5%, 0.2% and 0.4% of total operating revenues in 2001, 2002 and 2003, respectively.

f.	The Company provides leased lines to associated companies and Indosat’s subsidiaries i.e., CSM, Lintasarta, Satelindo, Komselindo, Mobisel, Metrosel and PSN (2003: Exclude Satelindo, Komselindo and Metrosel). The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp19,764 million, Rp75,704 million and Rp69,386 million in 2001, 2002 and 2003, respectively, reflecting 0.1%, 0.4%, and 0.3% of total operating revenues in 2001, 2002 and 2003, respectively.

g.	The Company provides a data communication network system for Lintasarta, an Indosat subsidiary, and operates a telemetry tracking and command station for PSN, an associated company. Revenues earned by the Company from these transactions amounted to Rp27,963 million, RpNil and RpNil in 2001, 2002 and 2003, respectively, reflecting 0.2%, 0% and 0% of total operating revenues in 2001, 2002 and 2003, respectively.

h.	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika, Telekomindo, Bangtelindo, Telesera and Koperasi Pegawai Telekomunikasi. Total purchases made from these related parties amounted to Rp100,459 million, Rp154,808 million and Rp126,965 million in 2001, 2002 and 2003, respectively, reflecting 2.4%, 2.1%, and 1.1% of total fixed assets purchases in 2001, 2002 and 2003, respectively.

i.	PT INTI is also a major contractor and supplier for providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2001, 2002 and 2003 amounted to Rp663,587 million, Rp34,717 million and Rp52,346 million, respectively, reflecting 15.7%, 0.5% and 0.5% of total fixed assets purchased in 2001, 2002 and 2003, respectively.

j.	The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp83,945 million, Rp131,445 million and Rp159,517 million in 2001, 2002 and 2003, respectively, reflecting 0.9%, 1.1% and 1.1% of total operating expenses in 2001, 2002 and 2003, respectively.

k.	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits in state-owned banks and mutual funds amounted to Rp6,161,244 million and Rp3,130,375 million as of December 31, 2002 and 2003, respectively, reflecting 13.9% and 6.2% of total assets as of December 31, 2002 and 2003, respectively. Interest income recognized during 2003 was Rp273,986 million, reflecting 74.85% of total interest income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

l.	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp18,680 million, Rp14,570 million and Rp32,785 million in 2001, 2002 and 2003, respectively, reflecting 0.2%, 0.1% and 0.2% of total operating expenses in 2001, 2002 and 2003, respectively.

m.	The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia (“Peruri”), a state-owned company. The cost of the phone cards amounted to Rp1,781 million, Rp1,377 million and Rp7,730 million in 2001, 2002 and 2003, respectively, which reflect 0.02%, 0.01% and 0.05% of total operating expenses for 2001, 2002 and 2003, respectively.

n.	In 1991, the Company granted loans to Koperasi Telekomunikasi (“Koptel”) amounting to Rp1,000 million to support Koptel’s activities in providing housing loans to the Company’s employees. The balance of the loans amounted to Rp100 million and RpNil in 2002 and 2003, respectively.

o.	The Company and its subsidiary earned interconnection revenues from Komselindo, Metrosel, Mobisel, BBT and PSN (2003: excluding Komselindo and Metrosel), with a total of Rp345,284 million, Rp77,984 million and Rp20,997 million in 2001, 2002 and 2003, respectively, which reflect 2.1%, 0.4% and 0.1% of total operating revenues in 2001, 2002 and 2003, respectively.

p.	In addition to revenues earned under the KSO Agreement (Note 51), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp114,200 million, Rp73,679 million and Rp23,147 million in 2001, 2002 and 2003, respectively, which reflect 0.7%, 0.4% and 0.1% of total operating revenues in 2001, 2002 and 2003, respectively.

q.	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Presented below are balances of accounts with related parties:

		2002		2003

			% of		% of
		Rp	Total Assets	Rp	Total Assets

a.	Cash and cash equivalents (Note 6)	5,081,632	11.47	3,057,388	6.08

b.	Temporary investments (Note 7)	523,000	1.18	—	—

c.	Trade accounts receivable, net (Note 8)	886,763	2.00	410,923	0.82

d.	Other accounts receivable
	KSO Units	48,221	0.11	26,969	0.05
	State-owned banks (interest)	12,523	0.03	9,453	0.02
	Government agencies	4,122	0.01	2,683	0.01
	Other	58,411	0.13	81,603	0.16

	Total	123,277	0.28	120,708	0.24

e.	Prepaid expenses (Note 10)	20,867	0.05	17,074	0.03

f.	Other current assets (Note 11)	540,520	1.22	45,083	0.09

g.	Advances and other non-current assets
	Bank Mandiri	16,128	0.04	27,904	0.06
	Peruri	—	—	813	0.00

		16,128	0.04	28,717	0.06

		2002		2003

			% of		% of
		Rp	Total Liabilities	Rp	Total Liabilities

h.	Trade accounts payable (Note 18)
	Government agencies	359,211	1.33	224,370	0.77
	KSO Units	114,717	0.42	78,664	0.27
	Indosat (Including Satelindo)	220,637	0.81	224,611	0.77
	Koperasi Pegawai Telkom	14,279	0.05	11,512	0.04
	PSN	5,183	0.02	1,035	0.00
	PT INTI	1,420	0.01	94,190	0.32
	Others	74,780	0.28	23,096	0.08

	Total	790,227	2.92	657,478	2.25

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		2002		2003

			% of		% of
			Total		Total
		Rp	Liabilities	Rp	Liabilities

i.	Accrued expenses (Note 19)
	Government Agencies and State-owned banks	298,840	1.10	176,272	0.60
	Employees	1,082,720	4.00	606,257	2.07
	PT Asuransi Jasa Indonesia	7,665	0.03	13,713	0.05

	Total	1,389,225	5.13	796,242	2.72

j.	Short-term bank loans (Note 22)
	Bank Mandiri	—	—	37,642	0.13

k.	Two-step loans (Note 23 and 24)	8,570,142	31.63	7,691,045	26.28

l.	Provision for long service awards (Note 47)	489,231	1.81	473,614	1.62

m.	Provision for post-retirement benefits (Note 48)	1,602,494	5.91	2,063,350	7.05

n.	Long-term bank loans (Note 26)
	Bank Mandiri	—	—	42,115	0.14

50. SEGMENT INFORMATION

      The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

      Segment revenues and expenses include transactions between business segments and are accounted for at prices that represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001

				Total
	Fixed			Before		Total
	Line	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
Operating revenues
External operating revenues	10,549,644	5,590,108	144,055	16,283,807	—	16,283,807
Intersegment operating revenues	1,174,993	(671,884)	—	503,109	(503,109)	—

Total operating revenues	11,724,637	4,918,224	144,055	16,786,916	(503,109)	16,283,807

Operating expenses	(6,966,606)	(1,932,919)	(121,780)	(9,021,305)	156,905	(8,864,400)

Operating income	4,758,031	2,985,305	22,275	7,765,611	(346,204)	7,419,407
Interest expense	(1,302,452)	(27,190)	—	(1,329,642)	—	(1,329,642)
Interest income	506,464	57,220	7,902	571,586	—	571,586
Loss on foreign exchange — net	(322,511)	(53,946)	(2,263)	(378,720)	—	(378,720)
Other income (charges) — net	644,492	(35,513)	12,514	621,493	(268,547)	352,946
Equity in net income (loss) of associated companies	1,334,083	—	—	1,334,083	(1,419,769)	(85,686)
Tax expense	(1,114,574)	(881,867)	(10,454)	(2,006,895)	—	(2,006,895)

Income before minority interest	4,503,533	2,044,009	29,974	6,577,516	(2,034,520)	4,542,996
Unallocated minority interest	—	—	—	—	—	(474,605)

Net income	4,503,533	2,044,009	29,974	6,577,516	(2,034,520)	4,068,391

Other information
Segment assets	29,678,357	7,363,322	253,153	37,294,832	(4,449,250)	32,845,582
Investments in associates	190,488	—	—	190,488	—	190,488

Total consolidated assets	29,868,845	7,363,322	253,153	37,485,320	(4,449,250)	33,036,070

Total consolidated liabilities	(20,583,335)	(2,143,805)	(146,137)	(22,873,277)	153,502	(22,719,775)

Minority interest	—	—	—	—	—	1,235,334

Capital expenditures	(2,903,486)	(2,780,366)	(14,416)	(5,698,268)	—	(5,698,268)

Depreciation	(2,346,535)	(513,065)	(10,172)	(2,869,772)	—	(2,869,772)

Amortization of intangible assets	(55,709)	—	—	(55,709)	—	(55,709)

Other non-cash expenses	(305,698)	(35,307)	(1,895)	(342,900)	—	(342,900)

Net cash provided by operating activities	4,215,969	2,759,528	37,092	7,012,589	—	7,012,589

Net cash used in investing activities	(3,064,442)	(2,629,620)	(18,539)	(5,712,601)	(403,195)	(6,115,796)

Net cash (used in) provided by financing activities	(2,291,844)	218,808	7,030	(2,066,006)	403,195	(1,662,811)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002

				Total
	Fixed			Before		Total
	Line	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
Operating revenues
External operating revenues	13,245,303	7,315,028	242,487	20,802,818	—	20,802,818
Intersegment operating revenues	155,105	245,970	8,624	409,699	(409,699)	—

Total operating revenues	13,400,408	7,560,998	251,111	21,212,517	(409,699)	20,802,818

Operating expenses	(8,525,232)	(3,446,755)	(205,835)	(12,177,822)	505,219	(11,672,603)

Operating income	4,875,176	4,114,243	45,276	9,034,695	95,520	9,130,215
Interest expense	(1,405,409)	(177,341)	—	(1,582,750)	—	(1,582,750)
Interest income	367,725	102,176	9,901	479,802	—	479,802
Gain (loss) on foreign exchange — net	554,741	2,311	(439)	556,613	—	556,613
Other income (charges) — net	82,327	(27,257)	4,494	59,564	(95,520)	(35,956)
Tax expense	(1,659,363)	(1,226,958)	(12,650)	(2,898,971)	—	(2,898,971)
Equity in net income of associated companies	2,066,277	—	—	2,066,277	(2,061,679)	4,598
Gain on sale of long-term investment in Telkomsel	3,196,380	—	—	3,196,380	—	3,196,380

Income before minority interest	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,849,931
Unallocated minority interest	—	—	—	—	—	(810,222)

Net income	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,039,709

Other information
Segment assets	34,177,425	11,255,500	310,828	45,743,753	(1,561,340)	44,182,413
Investments in associates	124,683	—	—	124,683	—	124,683

Total consolidated assets	34,302,108	11,255,500	310,828	45,868,436	(1,561,340)	44,307,096

Total consolidated liabilities	(24,348,322)	(4,066,412)	(198,756)	(28,613,490)	1,515,810	(27,097,680)

Minority interest	—	—	—	—	—	(2,595,799)

Capital expenditures	(6,266,859)	(2,730,028)	(35,531)	(9,032,418)	—	(9,032,418)

Depreciation and amortization	(2,576,073)	(984,039)	(7,256)	(3,567,368)	4,675	(3,562,693)

Amortization of intangible assets	(187,990)	—	—	(187,990)	—	(187,990)

Other non-cash expenses	106,329	(139,214)	(3,047)	(35,932)	—	(35,932)

Net cash provided by operating activities	6,237,405	4,557,442	69,626	10,864,473	—	10,864,473

Net cash used in investing activities	(1,492,286)	(4,531,036)	(26,653)	(6,049,975)	—	(6,049,975)

Net cash used in financing activities	(2,482,408)	(146,819)	(40,989)	(2,670,216)	—	(2,670,216)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

				Total
	Fixed			Before		Total
	Line	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
Operating revenues
External operating revenues	16,068,496	10,797,555	249,872	27,115,923	—	27,115,923
Intersegment operating revenues	122,653	337,100	30,824	490,577	(490,577)	—

Total operating revenues	16,191,149	11,134,655	280,696	27,606,500	(490,577)	27,115,923

Operating expenses	(10,596,851)	(4,802,283)	(275,499)	(15,674,633)	534,649	(15,139,984)

Operating income	5,594,298	6,332,372	5,197	11,931,867	44,072	11,975,939
Interest expense	(1,249,795)	(179,486)	—	(1,429,281)	45,835	(1,383,446)
Interest income	342,980	60,407	8,472	411,859	(45,835)	366,024
Gain (loss) on foreign exchange — net	198,803	(73,017)	335	126,121	—	126,121
Other income (charges) — net	358,191	(10,605)	81,988	429,574	(65,236)	364,338
Tax expense	(1,942,070)	(1,892,821)	(26,199)	(3,861,090)	—	(3,861,090)
Equity in net income of associated companies	3,313,831	—	—	3,313,831	(3,311,012)	2,819

Income before minority interest	6,616,238	4,236,850	69,793	10,922,881	(3,332,176)	7,590,705
Unallocated minority interest	—	—	—	—	—	(1,503,478)

Net income	6,616,238	4,236,850	69,793	10,922,881	(3,332,176)	6,087,227

Other information
Segment assets	46,884,985	15,386,289	317,398	62,588,672	(12,370,071)	50,218,601
Investments in associates	64,648	—	—	64,648	—	64,648

Total consolidated assets	46,949,633	15,386,289	317,398	62,653,320	(12,370,071)	50,283,249

Total consolidated liabilities	(28,020,867)	(5,075,222)	(166,119)	(33,262,208)	3,999,991	(29,262,217)

Minority interest	—	—	—	—	—	(3,708,155)

Capital expenditures	(5,698,401)	(5,348,783)	(61,672)	(11,108,856)	—	(11,108,856)

Depreciation and amortization	(3,126,223)	(1,680,554)	(9,824)	(4,816,601)	11,916	(4,804,685)

Amortization of intangible assets	(730,659)	—	—	(730,659)	—	(730,659)

Other non-cash expenses	(210,646)	(113,904)	(4,308)	(328,858)	—	(328,858)

Net cash provided by operating activities	6,028,485	6,753,253	70,794	12,852,532	—	12,852,532

Net cash used in investing activities	(1,955,079)	(5,310,509)	(40,274)	(7,305,862)	—	(7,305,862)

Net cash used in financing activities	(5,425,189)	(727,880)	(24,347)	(6,177,416)	—	(6,177,416)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51. JOINT OPERATION SCHEMES (“KSO”)

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

      Under the Joint Operation Scheme, the KSO Unit is required to make payments to the Company consisting of the following:

•	Minimum Telkom Revenue (“MTR”) Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

•	Distributable KSO Revenues (“DKSOR”)
DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages.

The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and KSO Investor based on a ratio of 95% and 5%, respectively.

The DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor based on a ratio of 30% and 70%, respectively, except for KSO VII. For KSO VII, the DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor at a ratio of 35% and 65%, respectively. Effective on 31 July 2003, the ratio for distribution of DKSOR from non-Telkom Flexi Revenue in KSO III was changed to 5% and 95% for the Company and KSO Investor, respectively, from the date thereof until 31 December 2005, and to 30% and 70%, respectively, thereafter.

      At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

i. the net present value, if any, of the KSO Investor’s projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

ii. an amount to be agreed upon between the Company and the KSO Investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.

      The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

June 5, 1998, all KSO Investors and the Company signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:

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

     KSO I

      In 2002, the Company and the stockholders of Pramindo (KSO Investor) reached an agreement in which the Company acquired 100% of Pramindo and gained control over the operation of KSO Unit I (Note 5b).

     KSO III

      Effective on July 31, 2003, the Company and the stockholders of AWI (KSO Investor) reached an agreement in which the Company acquired 100% of AWI and gained control over the operation of KSO Unit III (Note 5c).

     KSO IV

      The sale of KSO IV to Indosat, which was placed under the cross-ownership transactions (Note 4), was cancelled. The Company has, however, entered into an amendment to the KSO agreement (Note 57b).

     KSO VI

      In 2001, the Company and the stockholders of Dayamitra (KSO Investor) reached an agreement in which the Company acquired 90.32% of Dayamitra and gained control over the operation of KSO Unit VI. In addition, the Company entered into a put and call option arrangement for the remaining 9.68% of the issued and paid up capital of Dayamitra (Note 5a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     KSO VII

      The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some additional projects.

      The gross MTR and DKSOR of the unconsolidated KSOs for the years ended December 31, 2001, 2002 and 2003 were Rp3,771,000 million, Rp3,586,000 million and Rp2,769,530 million, respectively.

52. REVENUE-SHARING ARRANGEMENTS

      The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, analog mobile cellular lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

      As of December 31, 2003, the Company has 27 RSA with 21 partners. The RSA were located mostly in Palembang, Pekanbaru, Jakarta and Surabaya with concession period ranging from 24 to 172 months.

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

      The revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio. Certain additional arrangements are made for revenues earned from analog mobile cellular, whereby revenues from international outgoing pulses are allocated in full to the Company. Revenues earned from pay phone cards during the revenue-sharing period are shared 60:40 (in favor of the investors) based on the recorded usage of pulses.

      The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp726 million and Rp34,828 million in 2002 and 2003, respectively (Note 15).

      The investors’ share of revenues amounted to Rp546,701 million, Rp636,985 million and Rp442,633 million in 2001, 2002 and 2003, respectively.

53. TELECOMMUNICATIONS SERVICES TARIFFS

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

      Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002.

      To follow up the previous Letter, the Ministry of Communications issued Letter No. PR.304/2/4/ PHB-2002 dated December 17, 2002 regarding tariff adjustments for domestic fixed line telecommunications services effective on January 1, 2003. Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, The Minister of Communications postponed the implementation of tariffs adjustments by issuing Ministerial Letter No. PR.304/1/1/ PHB-2003, dated January 16, 2003.

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

      The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:

      a. Air time

      The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular:	2 times airtime rate
2. Cellular to PSTN:	1 times airtime rate
3. PSTN to cellular:	1 times airtime rate
4. Card phone to cellular:	1 times airtime rate plus 41% surcharges

b.	Usage Tariffs

1. Usage tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”) subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

2. The long-distance usage tariffs between two different service areas are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.

      Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     Interconnection Tariffs

      Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

      The current interconnection tariff is governed under MTPT Decree No. KM.46/ PR.301/ MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communications Decree No. KM.37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).

i.	International interconnection with PSTN and cellular telecommunications network

Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariffs are calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tarif

Access charge	Rp850 per call
Usage charge	Rp550 per paid minute
Universal Service Obligation (USO)	Rp750 per call

ii.	Mobile and fixed cellular interconnection with the PSTN

Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

                1. Local Calls

For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariffs for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge.

                2. Domestic Long-distance Calls

KM. 46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long-distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 40% of the tariffs, in cases where the entire long-distance traffic is carried by cellular operator’s network and delivered to another, and up to 85% of the tariffs, in cases where the entire long-distance traffic is carried by the PSTN.

      For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 25% of the tariff, in cases where the entire long-distance traffic is carried by cellular operator’s network and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance traffic is carried by the PSTN and the call is delivered to a PSTN subscriber.

      Interconnection tariffs with mobile satellite networks (“STBSAT”) are established based on Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communications Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those companies.

      Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunications traffic interconnection with telecommunications networks of more than one domestic carrier are to be shared proportionately with each carrier involved, which proportion is determined by the MTPT.

      Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTN, are regulated under MTPT letter No. KU.506/1/1/ MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/ MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company, PT Batam Bintan Telekomunikasi (“BBT”) is the only operator of PSTN. For fixed wireless interconnection with the PSTN and BBT with the PSTN, the “sender-keeps-all” basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo’s network and transit to the PSTN, the Company receives 35% of Ratelindo’s revenue for such calls. For domestic long-distance calls that originate from the PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

iii. Mobile cellular interconnection with other mobile cellular providers

Based on KM. 46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

                1. Local Calls

For local calls from one cellular telecommunications network to another, the originating cellular operator pays the airtime to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

                2. Domestic Long-distance Calls

For long-distance calls which are originated from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 15% of the tariff in cases where the entire long-distance traffic is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

      In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunications Network and KM. 21 year 2001, concerning Operations of Telecommunications Services, which became effective from the date of the decree. Subsequently, the Minister of Communications issued Decree No. KM. 84 year 2002 concerning Telecommunication Traffic Clearing Process.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

     Public Phone Kiosk (“Wartel”) Tariff

      The Company is entitled to retain 70% of the telephone tariff based on Director of Operational and Marketing Decree No. KD 01/ HK220/ OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

      On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

54. COMMITMENTS

     a. Capital Expenditures

      As of December 31, 2003, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in thousands)	in Rupiah

Rupiah	—	9,370,973
U.S. Dollars	310,056	2,622,237
Euro	72,913	776,024
Japanese Yen	116,276	9,206
Singapore Dollar	3,881	19,316

Total		12,797,756

      The above balance includes the following significant agreements:

     (i) Procurement Agreements

      In September 2001, Telkomsel entered into agreements with its three suppliers called “Strategic Partners”, namely Motorola, Inc., Ericsson Radio A.B., and Siemens Aktiengesellschaft (AG) and one Strategic Supplier (Nokia Oyj.); which was subsequently also called “Strategic Partner” for the procurement of equipment and related services. In accordance with the agreements with these suppliers, the procurement will be made based on the Notification to Proceed (“NTP”), the agreed procurement planning between Telkomsel and its suppliers for the coming 18 months divided into 6-quarterly periods, which are confirmed with the issuance of Execution Orders (“EO”) on a quarterly basis. The total amount in the EO could be higher or lower but not less than 75% of the amount in the NTP.

      The agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of both parties to a maximum of two additional years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Telkomsel’s procurement (import) under the agreements with Motorola and Nokia Oyj were made through the Letter of Credit Facilities from Citibank N.A. and Deutsche Bank (which expired in 2003). Telkomsel’s procurement under the agreements with PT Ericsson Indonesia and Siemens AG will be made through the credit facilities from Citibank International plc (Note 26b).

      Telkomsel has not collateralized any of its borrowings, loans Guaranteed Notes or other credit facilities.

      The terms of the various agreements with Telkomsel’s lenders and financiers include a number of pledges and negative pledges as well as financial and other covenants which must be complied with including, inter alia, certain restrictions on dividend and other profit distributions. The terms of the relevant agreements also contain default and cross default clauses. Management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

     (ii) Procurement of TELKOM-2 Satellite

      In accordance with Agreement No.K.TEL.191/ HK.810/ UTA-00/2002 dated October 24, 2002, which is amended on December 15, 2003, the Company and Orbital Sciences Corporation (“Contractor”) agreed on the procurement of the TELKOM-2 satellite. The total price of US$73,140,322 is expected to be fully paid in January 2005. The agreement also includes a refund provision of US$4,338,292 for any transponder that has its communication capabilities reduced below 3dB and which cannot be corrected by switching to a redundant transponder.

     (iii) Launching of TELKOM-2 Satellite

      On November 8, 2002, the Company and ARIANESPACE S.A. agreed on the launching of TELKOM-2 Satellite between November 1, 2004 and January 31, 2005. Payments totaling US$62,880,000 will be made between January 2004 and September 2004.

     (iv) PSTN Excellence Regional Junction DIVRE II Project

      On February 8, 2002, the Company entered into an agreement with Consortium Olex-Lucent-Brimbun (“Consortium”) for the procurement of in SDH Transmission System, Optical Fiber, Network Management System (“NMS”) and other services with a value of approximately US$28,807,460 and Rp102,829 million. The agreement was amended several times with the latest amendment on December 4, 2003 whereby the total cost of services and equipment became approximately US$28,880,957 and Rp123,240 million (inclusive of value-added tax), respectively. The amount was settled in February 2004.

     (v) CDMA Procurement Agreement with Samsung Consortium

      On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Division II, and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). The MPPA provides for planning, manufacturing, delivery, and construction of 1.6 million lines as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,656,300 lines of Network and Switching Subsystem (“NSS”) for nationwide and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

802,000 lines of BSS for Regional Division III, IV, V, VI and VII for US$116 per line for BSS and US$34 per line for NSS. This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003. The total facility amounts to US$123,965,000 and will be available from the execution of the agreement until April 2006 (Note 54i).

     (vi) CDMA Procurement Agreement with Ericsson CDMA Consortium

      The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction of total 1.6 million CDMA lines as well as service level agreement.

      Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005).

(vii)	Partnership Agreement for the Construction and Provision of High Performance Backbone in Sumatera

      On November 30, 2001, the Company signed a partnership agreement with a consortium consisting of PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone network in Sumatera. The agreement became effective as of June 10, 2002. The scope of work includes the provision of an optical fiber cable, together with transmission equipment and network management systems. The Company is obliged to pay approximately US$46,322,629 and Rp172,690 million as consideration. On June 12, 2003, the parties agreed to amend this agreement to reflect additional work being carried out by the consortium in consideration for a lump-sum additional US$2,830,086 and Rp1,699 million. The amount was fully settled in April 2004.

(viii)	Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java)

      On December 5, 2001, the Company entered into a partnership agreement with a consortium consisting of Sumitomo Corporation, NEC Corporation and PT Nasio Karya Pratama for the development of a high quality PSTN Regional Junction for Regional Division V (East Java). The scope of work includes the development of a SDH transmission system, as well as the provision of ancillary fiber optic and other related equipment. The Company is obliged to pay approximately JP¥3,670,938,358 and Rp125,464 million which is inclusive of value-added tax. The parties agreed to add another partner to the consortium, PT Communication Cable Systems Indonesia, on September 27, 2002. In accordance with the amendment of the partnership agreement on December 11, 2003, the parties agreed to amend the contract value to JP¥1,258,833,916 and Rp188,788 million (exclusive of value-added tax). The amounts will be paid in the third quarter of 2004.

     (ix) Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

      On November 27, 2002, the Company entered into a supply contract with NEC Corporation, the Communications Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, the Company, SingTel and the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

CAT will contribute equally to a payment of US$32,680,000 (inclusive of value-added tax). The amount will be fully settled in the last quarter of 2004.

     b. Agreements on Derivative Transactions

      Telkomsel is exposed to market risks, primarily changes in foreign exchange, and uses derivative instruments in connection with its risk management activities. Telkomsel entered into derivative transactions for the purpose of hedging and not for trading purposes. However, the existing documentation does not fulfill the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair values of the derivative financial instruments are recognized in the consolidated statements of income.

      Telkomsel purchases equipment from several countries and, as a result, is exposed to movements in foreign currency exchange rates. In 2003, Telkomsel entered into forward foreign exchange contracts with Deutsche Bank (DB) and Standard Chartered Bank (SCB) to protect against foreign exchange risks relating to its foreign currency denominated purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

      The following table presents the aggregate notional amounts of Telkomsel’s foreign exchange forward contracts entered into in 2003:

	US$	EUR
	(full amount)	(full amount)

DB	80,000,000	6,000,000
SCB	12,000,000	18,000,000

Total	92,000,000	24,000,000

      As of December 31, 2003, all of the forward contracts with SCB had been settled. The outstanding contract with DB amounted to EUR 1 million. A receivable to reflect the gain on the difference between the contract rate and month-end rate amounting to Rp941,000,000 is reported in the balance sheet, as part of “accrued income”.

      In 2002, the Company entered into two derivative facility agreements with Bank Mandiri and HSBC with the intention of hedging the Company’s liabilities in foreign currency and for the Company’s liability under the cross-ownership transaction amounting to US$120,000,000 and US$1,000,000, respectively. The facility agreement with Bank Mandiri was extended until April 4, 2004, whilst the facility agreement with HSBC was extended until August 31, 2004. The Company has not used these derivative facilities.

     c. MPPA with PT INTI

      The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, PT INTI must deliver the CDMA 2000 IX system within thirty-four months after August 26, 2003 for a total of approximately US$22,856,791 and Rp61,408 million (inclusive of valued-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

added tax). PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2,305,000.

d. MPPA with Motorola

      On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the “T-21 Program”.

      The MPPA consists of 222,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$20,686,855 and Rp61,268 million. The agreed price does not include the service level agreement, training for technical staff and documentation. The network will use Samsung’s NSS as already contracted on December 23, 2002 (Note 54a(v)). The agreement is valid until mid of 2006.

e. Partnership Agreement with Siemens Consortium

      The Company entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a fiber optic backbone transmission network in Kalimantan and Sulawesi, a related work management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT Lembaga Elektronik Indonesia and Corning Cable System GmbH & Co.KG. The consideration payable by the Company for the fiber optic networks is approximately US$3,776,269 plus Rp74,021 million for the network located within Kalimantan and approximately US$3,815,295 plus Rp70,733 million for the network located within Sulawesi.

f. Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

      On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, the Company is obliged to pay PT INTI a total consideration of approximately US$6,479,992 and Rp112,427 million.

g. Agreement for the Procurement of Softswitch System Class 4 with a Consortium Led by Santera-Olex

      On December 18, 2003, the Company entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, the Company will pay in third quarter of 2004 approximately US$4,050,510 and Rp2,457 million.

     h. Loan Agreement with Bukopin for Regional Division V Junction Project

      On June 21, 2002, the Company entered into a loan agreement with a consortium of banks amounting to Rp400,000 million for financing the Regional Division V Junction Project. Bukopin acting

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

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

      Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million. The disbursement period changed to 18 months from the signing of the Addendum. The repayment schedule in 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007.

      As of December 31, 2003, the Company has not used this facility.

     i. Loan Agreement with The Export-Import Bank of Korea

      On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea in the amount of US$123,965,000. The loan will be used to finance the CDMA procurement with Samsung Consortium (Note 54a(v)) up to US$123,965,000 and will be available until April 2006.

      The loan and interest is payable in 10 semi-annual installments on June 30 and December 30 in each year.

      j. In December 2003, Napsindo entered into an agreement with Indosat with regards to an installation of fiber optic international link cable from Jakarta to Hongkong. Napsindo shall pay fixed revenue of US$100,000 and 30% of income to Indosat. Napsindo also entered into a sales VSAT contract with PT Pundi Karya Abadi amounting to US$120,000 (inclusive of value-added tax).

55. CONTINGENCIES

      a. The SEC requires that the Company’s Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and submitted the Annual Report on Form 20-F to the SEC on April 17, 2003.

      In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

      Because of the foregoing and the fact that Annual Report was filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to the Company’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

      b. In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp35,809 million at December 31, 2003.

      c. In connection with the re-audit of the Company’s 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan) (the Company’s auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (the Company’s 2001 auditor) and the Capital Market Supervisory Agency “BAPEPAM” (collectively, “Defendants”), alleging that the Defendants, through the reaudit of the Company’s 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp7,840 billion in damages from the Company and its co-defendants. The mediation process to resolve the dispute amicably did not succeed and the Company is scheduled to formally submit its response to the claim soon. The resolution of this issue at present time cannot be determined.

      d. The Company is being inquired by Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha) related to alleged unfair business practice in providing international telecommunications services, which, if proven, breaches articles 15, 19 and 25 of Law of the Republic of Indonesia No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). A breach of this regulation may result in a penalty at a minimum of Rp5,000 million and at a maximum of Rp100,000 million. The Company has not accrued any amount as of December 31, 2003 because the Company is unable to estimate the likelihood of the outcome.

      e. The Company has breached a covenant in the loan agreement with Citibank N.A. and Citibank International Plc which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person. As of June 9, 2004, the Company has obtained a written waiver from Citibank International Plc with regard to entering into the AWI loan (Notes 5c, 26a and 26c). The Company has also breached a covenant in the loan agreement with Bank Central Asia which stipulates that the Company will not make any guarantee or collateralize its assets for an amount exceeding US$2 million or its equivalent. As of June 23, 2004, the Company has obtained a written waiver from Bank Central Asia with regard to the Company’s time deposits collateralized for Napsindo loan (Notes 11b, 22a and 26c).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

56. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2002		2003

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in thousands)	Equivalent	(in thousands)	Equivalent

Assets
Cash and cash equivalents
U.S. Dollars	349,800	3,127,211	123,536	1,043,400
Euro	18,148	170,040	39,583	421,288
Japanese Yen	36	3	454	35
Trade accounts receivable
Related parties
U.S. Dollars	7,984	71,374	9,224	77,925
Third parties
U.S. Dollars	8,503	76,018	4,108	34,634
Other accounts receivable
U.S. Dollars	202	1,808	12,605	106,258
Japanese Yen	—	—	5,441	429
French Franc	—	—	4,805	5,447
Netherland Guilder	—	—	814	2,745
Euro	—	—	21	224
Other current assets
U.S. Dollars	16,922	151,282	4,658	39,269
Advances and other non-current assets
U.S. Dollars	2,429	21,711	12,290	103,651
Escrow accounts
U.S. Dollars	33,325	297,928	61,302	516,128

Total Assets		3,917,375		2,351,433

Liabilities
Trade accounts payable
Related parties
U.S. Dollars	54,433	487,715	13,867	117,281
Euro	2,027	19,007	2,720	28,947
Third parties
U.S. Dollars	38,342	343,543	92,677	783,127
Euro	26,228	245,952	48	516
Great Britain Pound Sterling	319	4,598	61	916
Japanese Yen	3,039	229	126,925	10,033
Singapore Dollars	1	3	144	717

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002		2003

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in thousands)	Equivalent	(in thousands)	Equivalent

Other accounts payable
U.S. Dollars	9	77	—	—
Accrued expenses
U.S. Dollars	17,981	161,116	28,946	244,925
Japanese Yen	252,604	19,069	14,135	1,117
Singapore Dollars	—	—	189	940
Great Britain Pound Sterling	—	—	46	689
French Franc	—	—	710	808
Netherland Guilder	—	—	482	1,631
Euro	9,633	90,336	40,698	433,155
Short-term bank loans
Third parties
U.S. Dollars	4,385	39,205	4,460	37,642
Advances from customers and suppliers
U.S. Dollars	1,555	13,935	3,041	25,701
Great Britain Pound Sterling	—	—	1	7
Japanese Yen	—	—	23,940	1,892
Current maturities of long-term liabilities
U.S. Dollars	249,823	2,238,421	332,921	2,813,246
Euro	3,781	35,455	18,671	198,810
Japanese Yen	374,909	28,306	699,163	55,266
Long-term liabilities
U.S. Dollars	724,193	6,488,764	699,605	5,913,824
Euro	19,226	180,297	64,976	691,850
Japanese Yen	17,626,220	1,330,614	16,730,301	1,322,460

Total liabilities		11,726,642		12,685,500

Net liabilities		(7,809,267)		(10,334,067)

57. SUBSEQUENT EVENTS

     a. Extraordinary General Meeting of Shareholders

      In connection with the restatement of the consolidated financial statements for the three years ended December 31, 2002, the stockholders ratified the previous declaration of dividends in the Extraordinary General Meeting of Stockholders as stated in notarial deed No. 4 dated March 10, 2004 of Notary A. Partomuan Pohan, S.H., LLM., as follows:

•	Dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, social contribution fund (“Dana Bina Lingkungan”) of Rp20,863 million and appropriated Rp813,664 million for general reserves.

•	Dividends for 2001 amounting to Rp2,125,055 million or Rp210.81 per share, and appropriated Rp425,011 million for general reserves.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

•	Dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126.951 million for general reserves.

     b. Amendment of KSO IV Agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

      On January 20, 2004, the Company and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended KSO Agreement, for the remaining KSO period, the Company will be entitled at its sole discretion and expense to construct new telecommunication facilities in Divre IV. The Company also obtains the right to manage KSO Unit IV and assume the risk and rewards of the KSO Unit IV operation. MGTI will receive a fixed monthly payment regardless of the performance of KSO Unit IV.

     c. Loan Agreement with ABN-AMRO and Settlement of Payment for Pramindo Transaction

      On January 28, 2004, the Company signed a short-term loan agreement with ABN-AMRO Bank NV Jakarta Branch (“ABN-AMRO”) in the amount of approximately US$130,000,000. The loan will be used to re-purchase the outstanding promissory notes on March 15, 2004 which were issued for the acquisition of the Pramindo (Note 5b). The loan and interest is payable to ABN-AMRO in 10 monthly installments from March 2004 to December 2004. The loan bears floating interest rate of LIBOR + 2.75%.

      On March 15, 2004, the Company and Selling shareholders of Pramindo entered into the termination agreement related to acquisition of Pramindo and settled the payment of the remaining liabilities.

     d. Implementation of the Restructuring in Telecommunication Sector

      On March 30, 2004 the Minister of Communication issued Announcement No. PM.2 of 2004 regarding the Implementation of Restructuring in the Telecommunication Sector which, among others, conveys the following matters:

      1. Compensation for early termination of exclusive rights

      The Government shall pay to TELKOM (including its KSO Partners) an amount of Rp478 billion after tax and Indosat shall pay to the Government an amount of Rp178 billion after tax. The payment of compensation shall be made gradually from the “on top” (above allocated ceiling) fund of the State Budget for the Ministry of Communications after approval by Parliament.

      2. Supporting Regulations

               Amendments to regulations restricting competition

1. Domestic Long Distance (DLD) and International Direct Dialing (IDD) access codes are distinctive features of the network as well as distinctive features of basic telephone services. All DLD and IDD operators use a 3 (three)-digits access code (prefix) for all parts of Indonesian territory;

2. Every customer can freely select (have free selection of) DLD and IDD operators as he/she desires in an automatic manner (normally opened) for each call he/she wishes to make.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

3. DLD and IDD fixed telecommunication network operators may provide DLD and IDD basic telephony services;

4. Furthermore, DLD and IDD operators shall be entitled to determine retail rates for customers and provide services for their customers.

               Regulations on Interconnection

Cost-based interconnection fees shall be applicable as from January 1, 2005. Preparation shall be made within the period commencing on January 1, 2004 and ending on December 31, 2004 for the adjustment of interconnection arrangements with the assistance of consultants, which shall include: the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and interconnection dispute resolutions.

               Supervision on competition

Prohibition of the abuse of position as dominant operator (dumping, cross subsidy, blocking, hampering interconnection, tied sales), as well as prohibition for dominant operator from conducting anti-competition transfer pricing.

      3. Establishment of Indonesian Telecommunication Regulatory Body (BRTI) and Telecommunication Traffic Clearing System (SKTT).

      4. Rebalancing Tariff

      a. With the elimination of cross subsidy of Long-distance Tariff by Local Tariff through the implementation of tariff rebalancing, operators are given freedom to set the local tariff and monthly subscription in accordance to market mechanism, with a minimum decrease of Domestic Long Distance Tariff of 10%.

      b. Accordingly, the Company has adjusted the amount of tariff with the following rebalancing structure:

1. Local charges increased by an average of 28%

2. Domestic Long Distance charges decreased by an average of 20% for the 07.00 – 20.00 time band, while other time band are not increased, therefore the decrease of all DLD charges is 10%

3. Monthly subscription charges increased by an average of 12% – 25%, depending upon its customer segment.

      c. In addition, the Government requires operator to build a minimum of 1.4 million installed lines in 2004 up to 10.7 million installed lines in 2008.

      5. Universal Service Obligation

      Funds for USO development are taken from contributions given by telecommunication operators in the amount of 0.75% of their gross revenue with due observance of bad debts and interconnection charges;

      6. Fixed Wireless

      a. FWA is included in the provision for local fixed network services;

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      b. FWA technology has limited mobility and is operated based on local fixed network operation permit without any automated facilities.

      7. License synchronization for the Company and Indosat

      The Company was given the right to use access code of 007 for operating international telephone network and Indosat was given the right to access code of 011 for operating long-distance fixed telephone network.

     e. Guaranteed Notes

      As part of Telkomsel’s plan to minimize foreign exchange exposures and to reduce interest charge, subsequent to December 31, 2003, Telkomsel bought back TSFL’s Guaranteed Notes from Deutsche Bank with a total face value of US$51,960,000.

     f. Telkomsel’s interim agreement with Indosat

      Pursuant to the expiration of the agreement between Telkomsel and Indosat with regards of the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat have entered into an interim agreement. Under the terms of the interim agreement, Telkomsel will receive 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement will be effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.

58.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects with accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below.

(1) Description of Differences Between Indonesian GAAP and U.S. GAAP

     a. Termination Benefits

      Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

      Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

     b. Foreign Exchange Differences Capitalized to Property under Construction

      Under Indonesian GAAP, foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

      Under U.S. GAAP, foreign exchange differences are charged to current operations.

     c. Interest Capitalized on Property under Construction

      Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

      Under U.S. GAAP, there is no limit on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.

     d. Revenue-sharing Arrangements

      Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

      Under U.S. GAAP, the assets under revenue-sharing arrangements are recorded and, correspondingly, an obligation under revenue-sharing arrangements is recorded. A portion of the investor’s share in revenue is recorded as interest expense based on the implicit rate of return and the balance is treated as a reduction of the obligation. Revenues are recorded on a gross basis.

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

      Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there is no difference in equity as of December 31, 2002.

     f. Pension

      In 1994 and 1998, the Company provided increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

participants are still active, such prior service costs are deferred and amortized systematically over the estimated remaining service period for active employees.

      Under Indonesian GAAP, the Company amortizes the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected average remaining service period.

      Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

     g. Equity in Net Income or Loss of Associated Companies

      The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

      For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of the net income or loss of those associates.

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

     i. Equipment to be Installed

      Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.

      Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

     j. Revenue Recognition

      Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is also recognized when the Company sells the card.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the expected term of the customer relationship. Direct incremental costs were not significant. Revenues from calling cards are recognized upon usage or expiration.

     k. Goodwill

      Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

      Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

     l. Capital Leases

      Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

      Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset. Certain leased assets that are accounted for as operating leases under Indonesian GAAP are accounted for as capital leases under U.S. GAAP.

     m. Acquisition of Dayamitra

      The Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense.

      Under Indonesian GAAP, the Company accounts for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company is presented as “Advance payments for investments in shares of stock”.

     n. Reversal of Difference Due to Change of Equity in Associated Companies

      Under Indonesian GAAP, differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Under U.S. GAAP, it is the Company’s policy to include differences resulting from equity transactions in associated companies in equity. Such amounts can not be released to the statement of income and consequently remain in equity indefinitely.

     o. Asset Retirement Obligations

      Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets are charged to current operations as incurred.

      Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets.

     p. Deferred Income Taxes

      Under Indonesian GAAP, the Company does not recognize deferred taxes on differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will be reversed in the foreseeable future.

      Under U.S. GAAP, deferred taxes are recognized in full on differences between the financial statement carrying amounts and tax bases of equity method investments.

     q. Impairment of Assets

      Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed assets is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

      Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. Reversals of previously recognized impairment losses is prohibited.

      There were no impairment charges recognized by the Company and therefore, there were no differences between Indonesian GAAP and U.S. GAAP.

     r. Gain (loss) on Sale of Property, Plant and Equipment

      Under Indonesian GAAP, the Company classifies gain (loss) on sale of property, plant and equipment as a component of other income (expenses) which are excluded from determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Under U.S. GAAP, gain (loss) on sale of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2001, 2002 and 2003, operating income would have been higher by Rp10,944 million, Rp130,450 million and Rp182,883 million, respectively, and other income (expenses) would have been lower by the same amounts due to the inclusion of gain on sale of property, plant and equipment in the determination of operating income.

      (2) A summary of the significant adjustments to consolidated net income for the years ended December 31, 2001, 2002 and 2003 and to consolidated stockholders’ equity as of December 31, 2002 and 2003 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2001	2002	2003

Net income according to the consolidated statements of income prepared under Indonesian GAAP			4,068,391	8,039,709	6,087,227

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(a	)	140,000	530,981	(670,981)
Capitalization of foreign exchange differences, net of related depreciation of (76,732), (79,797) and (76,756), respectively	(b	)	74,987	107,365	76,756
Interest capitalized on property under construction net of related depreciation of (nil), (3,061) and (8,787), respectively	(c	)	19,690	43,045	39,077
Revenue-sharing arrangements	(d	)	43,999	67,959	23,159
Revaluation of property, plant and equipment	(e	)	4,095	3,929	—
Pension	(f	)	(19,640)	111,415	(109,334)
Equity in net income/ (loss) of associated companies	(g	)	(3,786)	(182)	(170)
Amortization of landrights	(h	)	(6,409)	(11,781)	(10,212)
Depreciation of equipment to be installed	(i	)	—	9,706	—
Revenue recognition	(j	)	81,429	(89,274)	(53,226)
Goodwill	(k	)	—	21,269	21,270
Capital leases	(l	)	—	14,241	6,882
Adjustment for Dayamitra accounted at 100%	(m	)	(4,191)	(9,270)	(24,476)
Reversal of difference due to change of equity in associated companies	(n	)	—	(65,158)	(38,425)
Asset retirement obligations	(o	)	—	—	(848)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note		2001	2002	2003

Deferred income tax:
Deferred income tax on equity method investments	(p	)	—	—	119,456
Deferred income tax effect on U.S. GAAP adjustments			(100,942)	(220,724)	323,089

			229,232	513,521	(297,983)
Minority interest			577	34,029	1,396

Net adjustments			229,809	547,550	(296,587)

Net income in accordance with U.S. GAAP			4,298,200	8,587,259	5,790,640

Net income per share — in full Rupiah amount			426.41	851.91	574.47

Net income per ADS (20 Series B shares per ADS) — in full Rupiah amount			8,528.17	17,038.21	11,489.40

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note	2002	2003

Equity according to the consolidated balance sheets prepared under Indonesian GAAP		14,613,617	17,312,877

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement benefits	(a)	670,981	—
Capitalization of foreign exchange differences — net of related depreciation	(b)	(627,229)	(550,473)
Interest capitalized on property under construction — net of related depreciation	(c)	62,735	101,812
Revenue-sharing arrangements	(d)	(470,855)	(447,696)
Revaluation of property, plant and equipment:	(e)
Increment		(664,974)	(664,974)
Accumulated depreciation		664,974	664,974
Pension	(f)	231,490	122,156
Equity in net loss of associated companies	(g)	(18,082)	(18,252)
Amortization of landrights	(h)	(54,999)	(65,211)
Revenue recognition	(j)	(715,322)	(768,548)
Goodwill	(k)	21,269	42,539
Capital leases	(l)	14,241	21,123
Adjustment for Dayamitra accounted at 100%	(m)	(14,242)	(38,718)
Asset retirement obligations	(o)	—	(848)
Deferred income tax:
Deferred income tax on equity method investments	(p)	—	52,186
Deferred income tax effect on U.S. GAAP adjustments		132,736	455,825

		(767,277)	(1,094,105)
Minority interest		64,524	65,920

Net adjustments		(702,753)	(1,028,185)

Equity in accordance with U.S. GAAP		13,910,864	16,284,692

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The changes in stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003

Equity at beginning of year	12,927,793	7,765,500	13,910,864
Changes during the year:
Net income under U.S. GAAP	4,298,200	8,587,259	5,790,640
Dividends	(888,654)	(2,125,055)	(3,338,109)
Difference due to change in equity of investees	(119,961)	—	—
Other comprehensive income, net of nil tax	3,612	(20,802)	(78,703)
Common control transaction	(8,455,490)	(296,038)	—

Equity at end of year	7,765,500	13,910,864	16,284,692

      With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2002	2003

Consolidated balance sheets
Current assets	10,628,933	9,411,469
Non-current assets	33,994,014	41,935,581

Total assets	44,622,947	51,347,050

Current liabilities	9,037,200	11,207,431
Non-current liabilities	19,143,607	20,212,692

Total liabilities	28,180,807	31,420,123
Minority interest in net assets of subsidiaries	2,531,276	3,642,235
Equity	13,910,864	16,284,692

Total liabilities and equity	44,622,947	51,347,050

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(3)	Additional Financial Statement Disclosures Required by U.S. GAAP and U.S. SEC

  a. Income Tax

      The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2001	2002	2003

Consolidated income before tax in accordance with U.S. GAAP	6,880,064	12,483,147	10,711,267

Income tax in accordance with U.S. GAAP at 30% statutory tax rate	2,064,002	3,744,927	3,213,380

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement benefits cost	111,922	183,597	188,375
Amortization of discount on promissory notes and interest expense	28,515	58,298	132,876
Amortization of intangible assets	16,713	55,616	—
Tax penalty	—	72,471	16,521
Employee benefits	18,707	24,714	6,342
Permanent differences of the KSO Units	12,209	(8,767)	16,739
Amortization of landrights	1,922	3,534	3,064
Income which was already subject to final tax	(169,447)	(140,982)	(61,876)
Decline in value of investments	23,288	—	—
Gain on sale of Telkomsel’s shares	—	(949,826)	—
Equity in net (income) loss of associated companies	26,842	22,465	(990)
Others	(26,837)	53,648	(95,886)

Total	43,834	(625,232)	205,165

Provision for income tax in accordance with U.S. GAAP	2,107,836	3,119,695	3,418,545

      For the three year period ended December 31, 2003, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income taxes in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003

Deferred tax assets
Accounts receivable	151,955	145,918
Inventories	14,614	11,528
Tax loss carryforwards	16,254	285,856
Provision for long service awards	146,769	142,084
Deferral of revenue	214,597	230,564
Long-term investments	52,605	38,048
Others	—	72,730
Provision for employee benefits	—	131,757

Total	596,794	1,058,485

Deferred tax liabilities
Property, plant and equipment	(2,406,220)	(2,471,577)
Intangible assets	(1,115,897)	(1,527,796)
Pension costs	(79,303)	(125,010)
Prepaid expenses and other receivables	(21,618)	(49,519)
Others	(842)	—

Total	(3,623,880)	(4,173,902)

Total deferred tax liabilities — net	(3,027,086)	(3,115,417)

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

     Short-term bank loans

      The carrying amount approximates fair value because of the short-term nature of the instruments.

     Long-term Liabilities

      (i) The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

      For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 14.92%, and 9.63%, the average U.S. Dollar borrowing rate of 1.65% and 1.21% and the respective average borrowing rates for 2002 and 2003 for the debt in other currencies. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company’s debt and the general unavailability of funds, is difficult. For one

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

percentage point increase in the above-mentioned borrowing rates, the fair value of the Company’s long-term two-step loans at December 31, 2003 would decrease by Rp462,988 million.

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

      (iv) The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.

      The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying Amount	Fair Value

2002
Cash and cash equivalents	5,699,070	5,699,070
Temporary investments	573,000	573,000
Short-term bank loans	39,205	39,205
Long-term liabilities:
Two-step loans	8,570,142	9,866,256
Suppliers’ credit loans	338,697	361,388
Bridging loan	95,517	101,213
Bonds	975,992	1,050,000
Guaranteed notes	1,337,518	1,441,575
Liabilities for acquisitions of subsidiaries	3,004,935	3,235,312
Bank loans	247,432	268,309
2003
Cash and cash equivalents	5,094,472	5,094,472
Temporary investments	4,006	4,006
Short-term bank loans	37,642	37,642
Long-term liabilities:
Two-step loans	7,691,045	9,230,697
Guaranteed notes	1,121,224	1,452,826
Bonds	981,278	1,265,606
Bank loans	2,924,590	3,140,373
Liabilities for acquisitions of subsidiaries	2,334,749	2,498,138
Suppliers’ credit loans	165,629	194,006
Bridging loan	50,365	52,393
Other	9,153	9,153

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

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

     c. Research and Development

      Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp39,523 million, Rp8,995 million and Rp9,111 million in 2001, 2002 and 2003, respectively.

     d. Comprehensive Income

	2001	2002	2003

Net income under U.S. GAAP	4,298,200	8,587,259	5,790,640
Unrealized gain (loss) in value of securities	(42)	207	—
Foreign exchange translation of associates	3,654	(21,009)	(78,703)

	4,301,812	8,566,457	5,711,937

      Adjustments to net income to arrive at comprehensive income include foreign currency translation adjustments and unrealized gains (losses) in the value of securities. The components of accumulated other comprehensive income (loss) are as follows:

	2001	2002	2003

Unrealized losses in value of securities	(207)	—	—
Foreign exchange translation of associates	256,674	235,665	156,962

	256,467	235,665	156,962

     e. Employee Benefit Plans

The Company

      The disclosures under SFAS No. 87 and SFAS No. 106 are as follows:

	Pension			Health Care

	2001	2002	2003	2001	2002	2003

Components of Net Periodic Pension Cost
Service cost	59,629	90,869	119,089	46,689	69,345	80,599
Interest cost	277,077	418,044	537,797	298,541	424,834	493,596
Expected return on plan assets	(266,325)	(343,121)	(421,706)	(49,011)	(33,744)	(56,004)
Net amortization and deferral	61,354	110,557	186,879	78,291	106,501	123,244
Curtailment	—	—	—	—	49,576	—

Net periodic pension cost	131,735	276,349	422,059	374,510	616,512	641,435

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      A summary of plan assets, projected benefit obligation and funded status of the plans were as follows:

	Pension		Health Care

	2002	2003	2002	2003

Change in benefit obligation
Beginning of year	2,289,134	4,248,110	3,286,991	3,812,781
Service cost	90,869	119,089	69,345	80,599
Interest cost	418,044	537,797	424,834	493,596
Employee contributions	31,939	40,530	—	—
Benefits paid	(186,805)	(222,421)	(70,491)	(93,420)
Plan amendment	1,676,601	—	—	—
Actuarial (gain) loss	(71,672)	2,129,818	102,102	(544,785)

Benefit obligation at end of year	4,248,110	6,852,923	3,812,781	3,748,771

Change in plan assets
Fair value of plan assets at beginning of year	2,571,714	3,099,648	330,461	343,896
Employer contributions	359,725	521,816	59,543	180,580
Actual return on plan assets	343,121	421,706	53,287	56,004
Benefits paid	(186,805)	(222,421)	(79,852)	(98,612)
Actuarial gain (loss)	11,893	(149,440)	(19,543)	(14,972)

Fair value of plan assets at end of year	3,099,648	3,671,309	343,896	466,896

Funded status	(1,148,462)	(3,181,614)	(3,468,885)	(3,281,875)
Unrecognized prior service cost (gain)	2,264,095	2,062,830	(2,301)	(1,934)
Unrecognized actuarial net (gain) loss	(943,576)	1,378,701	1,576,793	952,885
Unrecognized net transition obligation	177,525	148,891	291,899	267,574

Net amount recognized	349,582	408,808	(1,602,494)	(2,063,350)

	Pension

	2002	2003

Accumulated benefit obligation (ABO)	3,436,184	4,258,022
Fair value of plan asset	(3,099,648)	(3,671,309)

	336,536	586,713

Excess of ABO over fair value of plan assets	336,536	586,713
Prepaid pension expense	349,582	408,808

Additional minimum liability under U.S. GAAP	686,118	995,521

Unrecognized prior service cost — intangible asset	686,118	995,521

      The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31 of each years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      The assumptions used by the independent actuary to determine the benefit obligation and net periodic pension cost of the plan as of December 31, 2001, 2002 and 2003 were as follows:

	Pension			Health Care

	2001	2002	2003	2001	2002	2003

Discount rate	13%	13%	11%	13%	13%	11%
Expected long-term return on plan assets	13%	13%	11%	13%	13%	11%
Rate of compensation increase	6%	6%	8%	—	—	—

      Assumed health care cost trend rates at December 31, 2001, 2002 and 2003 are as follow:

	2001	2002	2003

Health care cost trend assumed for next year	16%	14%	12%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	10%	10%	8%
Year that the rate reaches the ultimate trend rate	2005	2005	2006

      The actuarial valuation for the pension plan as of December 31, 2001, 2002 and 2003 were prepared on February 4, 2002, February 28, 2003 and May 21, 2004, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide.

      Discount rate is based on the yields available on Government Bonds i.e., 10% – 12% for Bonds maturing between 2008 and 2013. The level of salary growth assumed are based on long-term inflation of the order of 6% – 7%.

      Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-per change assumed health care cost trend rates would have the following impact:

1-Percentage
Point Increase

Effect on total of service and interest cost	107,685
Effect on postretirement benefit obligation	758,572

      The Company’s pension plan weighted average asset allocation at December 31, 2002 and 2003, by asset category, is as follows:

		Allocation
		of Plan
		Assets as of
	Expected	December 31
	Allocation
	2004	2002	2003

Debt securities	68%	7%	24%
Deposit securities	21%	82%	67%
Equity securities	7%	7%	5%
Real estate	1%	2%	2%
Other	3%	2%	2%

Total	100%	100%	100%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      Dana Pensiun Telkom is moving to a more long term focused investment strategy and during 2004 intends to further reduce holding deposit securities in favor of longer term debt securities.

      The Company’s post-retirement health care plan weighted average asset allocations at December 31, 2002 and 2003, by asset category, are as follows:

	Allocation
	of Plan
	Assets as of
	December 31

	2002	2003

Debt securities	—	—
Deposit securities	98%	98%
Equity securities	—	—
Real estate	—	—
Other	2%	2%

Total	100%	100%

     Contributions

      The Company expects to contribute Rp816,023 million to the pension plan and Rp200,000 million to the post-retirement health care plan during 2004.

     Expected Future Benefit Payments

      The expected benefit payments are as follows:

	Pension	Health Care

2004	242,312	100,054
2005	282,056	114,866
2006	316,589	131,507
2007	367,143	148,374
2008	437,514	165,132
2009 – 2013	3,503,488	1,170,330

Telkomsel

	Pension

	2001	2002	2003

Service cost	2,247	4,021	4,679
Interest cost	1,315	2,395	3,337
Expected return on assets	(2,417)	(2,741)	(1,013)
Net amortization and deferral	(125)	437	1,045

Net periodic benefit cost	1,020	4,112	8,048

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

      A summary of plan assets, projected benefit obligation and funded status of the plans were as follows:

	2002	2003

Vested benefits	5,049	9,185

Accumulated benefit obligation	11,073	21,921

Projected benefit obligation	28,060	47,645
Plan assets at fair value	27,918	8,504

Excess of plan assets over projected benefit obligation	(142)	(39,141)
Unrecognized net transition obligations	7,564	7,106
Unrecognized prior service cost	—	2,173
Unrecognized net (gain) loss	(667)	23,831

Prepaid (unfunded) pension cost before adjustment for minimum liability	6,755	(6,031)

Additional minimum liability	(1,359)	(7,386)

Prepaid (unfunded) pension cost after adjustment for minimum liability	5,396	(13,417)

      The actuarial calculation for the pension plan is prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each years.

      The assumptions used by the independent actuary to determine benefit obligation and net periodic pension cost of the plan as of December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003

Discount rate	12%	12%	11%
Salary growth rate	10%	10%	9%
Expected long term return on assets	12%	12%	7.5%

f. Recent Accounting Pronouncements

      FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” includes requirements for financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB approved a partial deferral of FIN 46. Under the new guidance, application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of this standard did not have a material impact on the Company’s financial statements.

      SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. In May 2003, the FASB issued SFAS No. 150 which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also include required disclosures for financial instruments within its scope. For the Company, SFAS No. 150 was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first financial year beginning after June 15, 2003. FASB Staff Position No. FAS 150-3 deferred certain provisions of SFAS No. 150 for certain mandatorily redeemable non-controlling interests. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

      EITF Issue 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The Issue addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The adoption of this standard did not have a material impact on the Company’s financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

59.	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2001	2002	2003

Net income	4,068,391	8,039,709	6,087,227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,869,772	3,473,370	4,779,520
Interest income	(571,586)	(479,802)	(366,024)
Interest expense	1,329,642	1,582,750	1,383,446
Foreign exchange (gain) loss	(811,933)	(723,831)	(363,505)
Equity in net (income) loss of associated companies	85,686	(4,598)	(2,819)
Gain on sale of property, plant and equipment	(10,944)	(130,450)	(182,883)
(Gain) loss on sale of trading and investment securities	—	(3,196,380)	46,595
Amortization of intangible assets	55,709	187,990	730,659
Amortization of unearned income	(85,201)	(59,691)	(61,812)
Amortization of deferred charges	36,014	11,903	26,555
Net periodic postretirement benefit cost	374,510	616,512	641,435
Net periodic long service award benefit cost	94,539	289,922	207,126
Provision for doubtful accounts and inventory obsolescence	342,900	31,103	326,419
Income tax expense	2,006,895	2,898,971	3,861,090
Minority interest in net income of subsidiaries	474,605	810,222	1,503,478
Changes in assets and liabilities:
Trade accounts receivable	(980,196)	(373,125)	(827,772)
Other accounts receivable	(78,930)	882	6,512
Inventories	(51,278)	31,398	76,486
Prepaid expenses	(153,415)	(17,936)	(344,731)
Prepaid taxes	—	(84,409)	(127,607)
Trade accounts payable	134,237	1,303,288	593,826
Other accounts payable	23,035	166,383	(27,663)
Taxes payable	319,412	(1,601,223)	477,961
Accrued expenses	225,170	347,910	(760,763)
Unearned income	60,223	134,850	317,650
Advance from customers and suppliers	89,600	80,090	(30,884)
Contribution to Yayasan Kesehatan Pegawai Telkom	(41,693)	(59,543)	(180,580)
Payment of long service award benefit	(28,865)	(76,525)	(222,743)
Interest paid	(1,256,404)	(900,660)	(1,178,332)
Interest received	590,966	480,288	369,982
Income tax paid	(2,098,272)	(1,914,895)	(3,905,317)

Net cash provided by operating activities	7,012,589	10,864,473	12,852,532