Form 20-F/A
period 2003-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2005-04-25
CIK 1001807

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1
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

EXPLANATORY NOTE
      This Amendment No. 1 to the Annual Report on Form 20-F/A (this “Amendment No. 1”) has been filed by Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004 (the “Original Annual Report”) in response to comments received from the United States Securities and Exchange Commission (the “SEC”) regarding the disclosure in the Original Annual Report. This Amendment No. 1 does not reflect events occurring after the date of the Original Annual Report. Accordingly, you should read this Amendment No. 1 together with other documents that we have filed or furnished with the Indonesian securities regulators or the SEC subsequent to the date of the Original Annual Report. Information in such reports and documents updates and supersedes certain information contained in this Amendment No. 1. This Amendment No. 1 shall be deemed not to modify or supersede any statement contained in any such reports or documents. The filing of this Amendment No. 1 shall not be deemed an admission that the Original Annual Report, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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

FORWARD LOOKING STATEMENTS
      This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) and its subsidiaries and certain plans and objectives of the Company or the Company and its subsidiaries, wherever applicable, with respect to these items — in particular, among other statements, certain statements in Item 5. “Operating and Financial Review and Prospects” including, without limitation, those concerning the Company’s expectations and plans, strategy, management’s objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses and forward looking statements concerning the Company’s operations, performance and financial condition. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” or “anticipates,” and the negatives of such terms or comparable terms. By their nature, forward looking statements involve risk and uncertainty because they are related to events which depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Important information regarding risks and uncertainty is set forth elsewhere in this Amendment No. 1, including in Item 3. “Key Information — D. Risk Factors,” Item 5. “Operating and Financial Review and Prospects — E. Off-Balance Sheet Arrangements,” Item 5. “Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”
CONVENTIONS
      In this Amendment No. 1, unless otherwise specified or the context otherwise requires, all references to “Indonesia” are references to the Republic of Indonesia and all references to the “U.S.” and “United States” are references to the United States of America. All references to the “Government” herein are references to the government of the Republic of Indonesia. References herein to “Rupiah” and “Rp.” are to the lawful currency of Indonesia and all references to “US Dollars” or “US$” are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into US Dollar amounts, based on the prevailing exchange rate of Rp.8,440 = US$1.00, being the middle market spot rate of exchange for Rupiah against US Dollar quoted by Reuters on December 31, 2003. Such translations should not be construed as representations that the Rupiah or US Dollar amounts referred to could have been, or could be, converted into Rupiah or US Dollars, as the case may be, at that or any other rate or at all. The average middle market spot rate of exchange for Rupiah against US Dollar quoted by Bank Indonesia on December 31, 2003 was Rp.8,465 to US$1.00. See Item 3. “Key Information — A. Selected financial data — Exchange Rate Information” for further information regarding rates of exchange between Rupiah and US Dollars.

PART I
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.
ITEM 3.     KEY INFORMATION
A.     Selected financial data
      TELKOM’s consolidated financial statements for the year 1999 were audited by KAP Prasetio, Utomo & Co., the member firm of Arthur Andersen & Co. SC in Indonesia. The Company’s consolidated financial statements for the years 2000 and 2001 were audited by KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), the member firm of Deloitte Touche Tohmatsu in Indonesia (“Deloitte”). The Company’s consolidated financial statements for the year 2002 have been audited by KAP Drs. Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”). The Company’s consolidated financial statements for the year 2003 have been audited by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”). All such consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 58 to the Company’s consolidated financial statements, which provide a description of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the amount of U.S. GAAP net income and stockholders’ equity of TELKOM for and as of the end of each of the periods indicated in the consolidated financial statements.
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

      The following tables set forth a summary of the financial information of TELKOM as of and for the years specified. This information should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and is qualified in its entirety by reference to TELKOM’s consolidated financial statements and the related notes thereto included elsewhere in this Amendment No. 1.

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
      TELKOM was unable to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“2002 Annual Report on Form 20-F”) because the audit firm it had originally appointed to perform its 2002 audit was not qualified for SEC purposes, and TELKOM’s SEC-qualified 2002 auditors, PwC, did not begin their audit work until their appointment in July 2003. TELKOM filed a non-compliant 2002 Annual Report on Form 20-F on April 17, 2003 and then filed a non-compliant Amendment No. 1 to the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2002 (“Amendment No. 1 to 2002 Annual Report on Form 20-F/A”) on June 11, 2003 to:

•	remove the 2002 reports of TELKOM’s prior auditors, KAP Eddy Pianto, and the auditors of TELKOM’s subsidiary, Telkomsel;

•	identify the consolidated financial statements therein for 2002 as “unaudited” and indicate that TELKOM’s consolidated financial statements therein for 2002 had not been audited by an independent accounting firm qualified in accordance with SEC requirements;

•	furnish an explanation of the foregoing;

•	describe the review by the SEC’s Division of Corporation Finance of TELKOM’s 2002 Annual Report on Form 20-F and of TELKOM’s public statements regarding its annual report, and the referral of those matters to the SEC’s Division of Enforcement;

•	discuss the material consequences of the deficiencies in its 2002 Annual Report on Form 20-F, of TELKOM’s public statements regarding such Annual Report and of an SEC enforcement action regarding the same; and

•	describe TELKOM’s plan to bring its 2002 Annual Report on Form 20-F into full compliance with applicable SEC regulations.
      TELKOM did not file Amendment No. 2 to the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2002 (“Amendment No. 2 to 2002 Annual Report on Form 20-F/A”) until February 9, 2004, which was over 7 months past the June 30, 2003 filing deadline. Amendment No. 2 to 2002 Annual Report on Form 20-F/A contained audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 which restated previously filed audited consolidated financial statements as of and for the years ended December 31, 2000 and 2001 and previously filed unaudited consolidated financial statements as of and for the year ended December 31, 2002, and revised or updated various disclosures. Such restated consolidated financial statements (and the related selected financial information) reflected certain adjustments and modified certain disclosures for several items under Indonesian GAAP and with respect to the reconciliation of those items to US GAAP.
      Because of the foregoing and because TELKOM did not file a compliant 2002 Annual Report on Form 20-F until after the June 30, 2002 deadline, TELKOM may face an SEC enforcement action under U.S. securities law and incur other legal liability and adverse consequences such as a delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC described a press release that TELKOM issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to TELKOM’s filing of a non-compliant 2002 Annual Report on Form 20-F. Such press release could also form the basis of an SEC enforcement action and other legal liability. TELKOM cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.
      As a result of TELKOM’s failure to timely file a compliant 2002 Annual Report on Form 20-F with the SEC by the June 30, 2003 deadline and the May 2003 press release relating thereto, TELKOM was in breach of certain covenants in its Citibank and Bank Central Asia (BCA) debt facilities that require TELKOM, among other things, to comply with all laws and regulations applicable to it and deliver financial statements to the lenders. TELKOM has obtained written waivers from both Citibank, acting as agent for the lenders under the relevant facility agreements, and BCA with respect to such breaches. During the period prior to obtaining such waivers, neither Citibank nor BCA issued any notice of acceleration of the debt under the relevant facility agreements. Nevertheless, any of the adverse consequences referred to in the immediately preceding paragraph (such as, but not limited to, an SEC enforcement action) could give rise to defaults under one or more of TELKOM’s debt facilities and cross defaults under other debt facilities with respect to such defaults. If TELKOM were unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on TELKOM’s financial condition and results of operations.
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
      In addition to the Paris Club, the World Bank and the Asian Development Bank have been major sources of financing. As of December 2003, these Banks had outstanding loans to the Indonesian government of approximately US$18.3 billion. Disbursements from these sources have been slower than expected in recent years due to the slow pace of institutional reforms in Indonesia and concerns regarding the Government’s decentralization plan. As of the date of the Original Annual Report, regional governments in Indonesia are not allowed to borrow in foreign currency and any change to Indonesian law allowing them to borrow in foreign currency could be a source of potential debt service problems. The World Bank and Asian Development Bank lending programs are subject to regular compliance reviews and can be reduced or withdrawn at any time. The impact of any elimination of lending cannot be assessed but is likely to be materially adverse.

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
      As a result of the Indonesian economic crisis that began in 1997, certain KSO partners experienced substantial difficulties in fulfilling their obligations to TELKOM under the KSO Agreements, leading to disputes between TELKOM and certain KSO partners. TELKOM has explored various options to resolve the KSO issues and has negotiated the acquisition of all or a majority of shares of certain KSO partners. In 2001, TELKOM acquired a 90.32% equity interest in Dayamitra, the KSO partner for

KSO VI. On April 19, 2002, TELKOM entered into a conditional sale and purchase agreement for the purchase of all of the outstanding equity interests in Pramindo, the KSO partner for KSO I, to be completed in three stages. As part of the initial closing, it acquired legal ownership of 30% of the shares of Pramindo in August 2002 and obtained control over Pramindo, subject to certain conditions, including that TELKOM continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and the protective rights retained by the selling stockholders. Under the agreement, the legal ownership of TELKOM in Pramindo increased by a further 15% (from 30% to 45%) on September 30, 2003 and the legal ownership to the remaining 55% was transferred to TELKOM on March 15, 2004. On July 31, 2003, TELKOM purchased all of the outstanding equity interests in AriaWest, the KSO partner for KSO III. As a result of these acquisitions, TELKOM resolved its disputes with its former KSO partners for KSO I, KSO III and KSO VI. TELKOM now has full operational and management control over these KSO regions.
      On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations. As a result of the amended and restated KSO agreement, TELKOM acquired control over the operations and net assets of Regional Division IV for a purchase price of US$391 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination.
      TELKOM continues to have a KSO partner for KSO VII, PT Bukaka SingTel International (“Bukaka SingTel”). As of the date of the Original Annual Report, there are no disputes between TELKOM and Bukaka SingTel. However, because Bukaka SingTel continues to be responsible for network development in KSO VII and has operational responsibility, should any issues or disputes arise that are not amicably resolved network expansion may be limited and this would impede TELKOM’s access to subscribers and its ability to compete effectively in KSO VII.

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
      As of the date of the Original Annual Report, TELKOM’s telecommunications services are carried through its fixed-line, cellular and data networks. All types of networks use last mile access, regional metro junction and long haul transmission networks as a common network resource. For last mile access, TELKOM operates Copper Access Network, Optical Access Network and Wireless Access Network. The regional metro junction and long haul transmission network operated by TELKOM consists of optical fiber cable, microwave, submarine cable and satellite transmission links.

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
      There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competitive structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM believes that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. As of the date of the Original Annual Report, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various Ministerial Decrees governing interconnection rates. Following the enactment of the Telecommunications Law, a restructuring of the interconnection policy was proposed based upon a cost-based tariff as mutually determined by the operators rather than the revenue sharing scheme implemented as of the date of the Original Annual Report. As of the date of the Original Annual Report, the MoC has issued a decree stating that cost-based interconnection will commence beginning January 1, 2005 and the MoC is in the process of appointing an independent consultant that will assist in determining the basis for the new cost-based tariffs. The MoC is also drafting detailed regulations that will implement this new policy. TELKOM expects that the current interconnection fees may be adjusted as a result of the new cost-based interconnection scheme but TELKOM can give no assurance regarding the impact, if any, of such adjustment on TELKOM’s business, financial condition, results of operations and prospects.

•	Licenses: The Government is in the process of amending certain TELKOM licenses to comply with the Telecommunications Law and to establish the so-called Modern License. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002 a tariff increase, with a weighted average 15% increase, was implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. However, on March 30, 2004, the Government, through the ITRB, announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. There is no assurance as to when or whether the remaining tariff increases will be implemented by the Government.

•	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law contemplates the establishment of a new independent regulatory body to regulate, monitor and control the telecommunications industry. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations and was officially established on July 11, 2003. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM has had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government plans to terminate TELKOM’s monopoly in providing fixed line domestic telecommunications services. It has issued Indosat a principal license to provide local telephone services from August 2002, an operational license for local telephone services. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. As of the date of the Original Annual Report, TELKOM cannot provide any assurance as to when Indosat will commence offering domestic long-distance services to customers, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. In June 2004, Indosat launched its own CDMA fixed wireless service, called “StarOne.” As of the date of the Original Annual Report, Indosat only offers this service in Surabaya but is expected to expand service coverage to other cities in Indonesia. This greater competition in the fixed line market, including fixed wireless, could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers.

•	DLD and IDD Services: On March 11, 2004, the MoC issued Decree No. 28/2004, Decree No. 29/2004 and Decree No. 30/2004 regarding DLD and IDD services. These Decrees further implement the Government’s policy of encouraging competition in the markets for DLD and IDD services. Among other matters, the Decrees state that consumers will be able to choose their DLD and IDD providers among various competitors, including TELKOM and Indosat, and require operators to create separate 3-digit access codes for DLD and IDD services. TELKOM expects to incur costs in connection with these new DLD and IDD requirements (including establishing DLD and IDD access codes), such as expenditures required to create a new routing database, costs relating to customer education and other marketing costs. In addition, competi-

tion in the market for DLD services could lead to a decline in TELKOM’s DLD revenues as subscribers choose to receive DLD services from other providers, such as Indosat. With regard to IDD services, on May 13, 2004 TELKOM received its commercial license from the Government to provide IDD services and began offering such services to customers on June 7, 2004. Nevertheless, competition among IDD service providers may limit TELKOM’s ability to generate significant IDD revenues.

•	Compensation Risk: The Telecommunications Law provides that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia. TELKOM’s exclusive right to provide fixed local telecommunications services was terminated by the Government in August 2002 and TELKOM’s exclusive right to provide domestic long-distance services was terminated on March 30, 2004. The Government has determined the scheme of compensation for the termination of TELKOM’s exclusive rights, which will consist of (i) expedited issuance of an IDD license to TELKOM, which was issued on May 13, 2004; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a net cash payment to TELKOM and its KSO partners of Rp.478 billion (after taxes). While the amount of the compensation payable to TELKOM and its KSO partners has been determined, payment is contingent on appropriations to the State Budget for the MoC, which requires approval by Parliament. As of the date of the Original Annual Report, TELKOM can provide no assurance with regard to when Parliament will approve the necessary appropriations or as to the effects the net cash payment will have on TELKOM’s financial condition, results of operations and prospects.

•	USO Risk: All telecommunications network operators and service providers are bound by a Universal Service Obligation, or USO, which requires provision of certain telecommunications facilities and infrastructure in rural and remote areas. As a local network provider, TELKOM is obligated to build and operate telecommunications networks in the USO areas. Historically, TELKOM has been obligated to contribute 5% of its capital expenditures to its USO requirements. TELKOM has typically experienced financial losses in providing such network capacity in rural and remote areas. On March 30, 2004, the Government issued a new regulation which requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. The Government is also in the process of drafting detailed regulations that will fully implement the USO program for telecommunications operators in Indonesia.

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
      The Indonesian cellular telecommunications market is highly competitive. As of the date of the Original Annual Report, Telkomsel competes primarily with Indosat and Excelcomindo in attracting and retaining subscribers for its mobile cellular telecommunications services. There are also several other new competitors, including new CDMA cellular operators. Competition between Telkomsel and all of these operators is based on various factors such as pricing, network quality and coverage, range of services offered and customer service.

TELKOM’s satellites have a limited life and substantial risk exists for TELKOM-1 and Palapa B-4 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.
      TELKOM’s TELKOM-1 and Palapa B-4 satellites have a limited operational life. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. As of the date of the Original Annual Report, TELKOM maintains in-orbit insurance covering the loss of the TELKOM-1 and Palapa B-4 satellites, providing for payments of US$57.2 million for TELKOM-1 and US$2.3 million for Palapa B-4 in the event of a total loss of the satellite. TELKOM plans to launch its new TELKOM-2 satellite between November 30, 2004 and December 30, 2004. TELKOM-2 will replace the existing Palapa B-4 satellite (which is expected to be taken out of service around the end of 2004). The loss of existing satellites and the failure to launch the new satellite may have a material adverse effect on our financial condition, results of operations and ability to provide certain services.

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
ITEM 4.     INFORMATION ON THE COMPANY
A.  History and development of the Company
      TELKOM, a majority state-owned company, is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company’s purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.
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
      On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares have also been publicly offered without listing on the Tokyo Stock Exchange. As of the date of the Original Annual Report, TELKOM is one of the largest companies by market capitalization in Indonesia, with a market capitalization of approximately Rp.68,040 billion as of December 31, 2003 and of approximately Rp.72,576.0 billion as of June 24, 2004. As of the date of the Original Annual Report, the Government has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM. The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.
      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM leading to certain disputes. As a result, TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI. In 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, Dayamitra and purchased a call option and granted a put option with respect to the remaining shares of Dayamitra. In 2002, TELKOM entered into an agreement to acquire 100% of the shares of its KSO partner in Regional Division I, Pramindo. Under the terms of its agreement with Pramindo, TELKOM agreed to acquire the shares of Pramindo in three tranches, beginning August 2002 (30%), with TELKOM also obtaining management control of Pramindo in August 2002. TELKOM acquired a further 15% in September 2003 and the remaining 55% was acquired on March 15, 2004. As of the date of the Original Annual Report, TELKOM legally owns 100% of Pramindo. In 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest and settled its arbitration proceeding with AriaWest. On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations. As a result of the amended and restated KSO agreement, TELKOM acquired control over the operations and net assets of Regional Division IV for a purchase price of US$391 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination. For a more complete description of the foregoing transactions and TELKOM’s KSO arrangements, see Item 10. “Additional Information — C. Material Contracts” and Item 4. “Information on the Company — B. Business Overview — Joint Operation Scheme (KSO).”

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
      For a description of the important events in the development of the Company’s business since the beginning of the Company’s last three financial years to the date of the Original Annual Report, see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview”. A description of the Company’s principal capital expenditures and divestitures, since the beginning of the Company’s last three financial years to the date of the Original Annual Report is set forth in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Information concerning the principal capital expenditures and divestitures in progress as of the date of the Original Annual Report is also described in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.
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
Fixed-Line Services
      Fixed-line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed-line services in Indonesia. In 2003, TELKOM provided fixed-line services in Divisions I, II, III, V and VI. In 2003, revenues from fixed-line services in these divisions contributed Rp.8,896.9 billion (US$1,054.1 million), or 32.8% of total operating revenues. Beginning July 31, 2003, when TELKOM acquired KSO investor, AriaWest, TELKOM began providing fixed-line services in Division III. Fixed-line services in Divisions IV and VII continue to be provided through KSO joint venture arrangements and revenue to TELKOM from these KSOs are reported under Joint Operation Scheme. See “— Joint Operation Scheme” below.
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
     IDD Services
      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004. TELKOM began offering IDD fixed-line services, under the brand name “TIC 007,” on June 7, 2004. IDD revenues will be reported as international interconnection revenues because this service relies on interconnection between TELKOM and network operators in other countries. See “— Interconnection Services” below. Through its VoIP service TELKOM already provides international call services, although revenues from the VoIP service are recorded under “Data and Internet Services,” because this service relies on data transmission over the Internet. See “— Data and Internet Services” below.
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
      Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through 217 international roaming partners in 135 countries as of the end of 2003. As of the date of the Original Annual Report, Telkomsel has the largest network of any of the cellular operators in Indonesia, providing coverage to over 85% of Indonesia’s population and more than 600 cities.
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
     In February 2004, Telkomsel began technical testing in Jakarta of a new service called “EDGE,” for Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speed. As of the date of the Original Annual Report, Telkomsel expects to commercially launch EDGE in a limited number of cities sometime during the second half of 2004.

Joint Operation Scheme
      TELKOM and its KSO partner, MGTI, provide fixed-line and other services in Regional Division IV and TELKOM and its KSO partner, Bukaka SingTel, provide fixed-line and other services in Regional Division VII. Until July 31, 2003, when TELKOM acquired AriaWest, TELKOM and AriaWest provided fixed-line and other services in Regional Division III. In 2003, TELKOM’s revenues from KSO divisions in Regional Divisions III, IV and VII (including amortization of unearned initial investor payments) contributed Rp.1,486.3 billion (US$176.1 million), or 5.5%, of total operating revenues.
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
      On May 17, 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, Dayamitra and purchased a call option and granted a put option with respect to the remaining shares of Dayamitra, for an aggregate consideration of approximately US$130.8 million (excluding consultants’ fees of approximately US$3.3 million, which was capitalized as part of the acquisition cost). An initial payment of US$18.3 million was made on May 17, 2001, US$8.9 million was paid on August 10, 2001 as a post-closing, working capital adjustment to the purchase price and the balance of US$103.6 million was paid in eight quarterly installments of approximately US$13.0 million between August 17, 2001 and May 17, 2003.
      On April 19, 2002, TELKOM entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid up share capital of its KSO partner in Regional Division I, Pramindo. Under the terms of the agreement, TELKOM agreed to acquire the shares of Pramindo in three tranches: in August 2002 (30%), September 2003 (15%) and December 2004 (55%). TELKOM has provided US$384.4 million in its accounts as the aggregate consideration for this transaction. Of the US$384.4 million, TELKOM made an initial payment of US$9.3 million (Rp.82 billion) in August 2002 and issued promissory notes (series I and II) dated August 2002 for the remaining amount. The agreement grants the selling shareholders a number of protective rights and is conditional upon TELKOM meeting its payment obligations under the promissory notes. The series I promissory notes had a face value of approximately US$372.2 million, while the aggregate amount of the series II promissory notes is estimated to be approximately US$2.9 million. The promissory notes were payable in ten unequal quarterly installments through December 2004 which were funded by monthly amounts transferred by TELKOM to an escrow account. Under the agreement, TELKOM also provided a loan of US$86 million (Rp.765 billion) to Pramindo which was used to repay loans from the IFC, one of the selling shareholders. TELKOM also made an additional payment of Rp.250 billion in respect of a working capital reimbursement to the selling shareholders. TELKOM obtained control of Pramindo as of the closing in August 2002. On January 28, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004 TELKOM used the loan proceeds to repurchase the outstanding promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own. As of the date of the Original Annual Report, TELKOM owns 100% of Pramindo.
      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest, for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (including interest of US$25.0 million) on behalf of AriaWest and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million. As a result of the acquisition of AriaWest and the settlement of the ICC arbitration in 2002, for the year ended December 31, 2002 TELKOM reversed the provision of Rp.511.9 billion which was previously made with respect to certain receivables from KSO Unit III and accrued the settlement amount of Rp.179.0 billion in its consolidated financial statements for the year ended December 31, 2002.
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
      In 2001, TELKOM entered into an agreement with Indosat pursuant to which Indosat agreed, subject to the satisfaction of certain conditions precedent, to acquire TELKOM’s assets in Regional Division IV for US$375 million. This agreement was part of the cross-ownership transaction in 2001. The closing was subject to several conditions precedent including (i) obtaining necessary approvals of the KSO investors and certain lenders to the KSO; (ii) the resolution to the satisfaction of Indosat of disputes relating to TELKOM’s liabilities to the KSO investors under the KSO agreement and the KSO construction agreement; (iii) Indosat or its nominee obtaining authorization or license from the Government to own and operate a public switching telecommunications fixed line and fixed wireless network in the KSO Territory; (iv) the parties having identified and agreed on the asset register of the

KSO; and (v) the parties having agreed on the arrangements for the transfer of employees to Indosat. In February of 2002, TELKOM and Indosat announced the cancellation of the acquisition as certain conditions precedent had not been satisfied. The acquisition was cancelled primarily because Indosat and TELKOM were unable to agree on appropriate arrangements for the transfer of TELKOM’s employees to Indosat due to the substantial resistance from TELKOM’s employees. As a result of the cancellation of the acquisition, TELKOM paid US$198 million to Indosat which represented the net balance of TELKOM’s payment obligations as a result of certain other cross-ownership transactions between TELKOM and Indosat. Such net balance of US$198 million was originally intended to be set off from the US$375 million to be paid by Indosat to TELKOM for the acquisition of TELKOM’s assets in Regional Division IV but became payable by TELKOM to Indosat as a result of the cancellation of the acquisition and was calculated as follows:

US$’million

Acquisition of Telkomsel by Telkom	(945)
Sale of Satelindo to Indosat	186
Sale of Lintasarta to Indosat	38
Amount paid in advance by Telkom for acquisition and sales of the above entities	523

Net amount to be settled by Telkom	(198)

      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO agreement, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations. As a result of the amended and restated KSO agreement, TELKOM acquired control over the operations and net assets of Regional Division IV for a purchase price of US$391 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination. The operation in Regional Division IV and the related fixed assets built by MGTI meet the definition of a business; therefore TELKOM accounted this transaction as a business combination in 2004.
      On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, Bukaka SingTel, entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 IX in KSO VII region. On January 14, 2003, TELKOM and Bukaka SingTel entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Regional Division VII (the “Co-Operation Agreement”) that implemented the terms of the Memorandum of Understanding. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.2 million and Rp.28.4 billion for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka SingTel. The new facilities are expected to be completed by 2006, with TELKOM and Bukaka SingTel sharing the revenues generated by these new facilities. See Item 10 “Additional Information — C. Material Contracts.”

      TELKOM consolidated Dayamitra (Regional Division VI) in 2001, Pramindo (Regional Division I) in 2002 and AriaWest (Regional Division III) in 2003 upon acquisition of a majority ownership interest or control by TELKOM in such KSO investors. Accordingly, the revenue sharing percentage for such KSO investors is no longer relevant. As of December 31, 2003, MGTI (Regional Division IV) and Bukaka SingTel International (Regional Division VII) are the only remaining KSO partners that have not been acquired or are controlled by TELKOM. The following table sets forth certain information regarding the KSOs that have not been acquired by TELKOM as of December 31, 2003, which has been derived from the KSO Agreements, amendments to the KSO Agreements and other related sources.

	Division IV	Division VII(1)

KSO Partner	Mitra Global Telekomunikasi Indonesia	Bukaka SingTel International

Shareholders in the KSO partner:
Foreign
telecommunications
operator	Telstra Global Ltd. (20.37%); Nippon Telegraph and Telephone Corporation (15.27%)	Singapore Telecom International Pte. Ltd. (40.00%)
Indonesian and Other
Shareholders	PT Widya Duta Informindo (31.31%); Indosat (30.55%); Itochu Corporation (1.25%); Sumitomo Corporation (1.25%)	PT Bukaka Telekomindo International (60.00%)
MTR (in Rp. billions)	404.3	253.2
Revenue Sharing
(TELKOM: KSO
Partners)	30 : 70	35 : 65
End of KSO Period	2010	2010

(1)	On January 27, 2004, Transpac Capital acquired an 8.5% ownership interest in Bukaka SingTel International. As of the date of the Original Annual Report, the ownership of Bukaka SingTel is as follows: Singapore Telecom International Pte Ltd., 40%; PT Bukaka Telekomindo International, 51.5%; and Transpac Capital, 8.5%.
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
      In September 2002, TELKOM began offering a premium VoIP international calling service under the name “TELKOMGlobal-017” and a standard VoIP international calling service under the name “TELKOMSave” and as of the date of the Original Annual Report TELKOM is providing both services in several cities in Indonesia. As of the date of the Original Annual Report, its VoIP services allow subscribers access to 633 destination points in 235 countries through agreements which TELKOM has entered into with six global carriers and wholesalers that allow TELKOM to access their international networks. VoIP is a low-cost phone service that is accessed by dialing a special international long-distance prefix. As of the date of the Original Annual Report, the access code for TELKOM’s VoIP service is “017.” On March 11, 2004, the MoC issued Decree No. 28/2004 and Decree No. 31/2004, which stated that VoIP access codes must be changed from three digits to five digits (“010XY”), although the MoC has given operators, such as TELKOM, up to 2005 to comply with this requirement.
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

Wireless Network
      Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to more than 85% of Indonesia’s population and more than 600 cities. As of the date of the Original Annual Report, Telkomsel operates a nationwide GSM/DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band, including the additional 15 MHz that was transferred from TELKOM to Telkomsel. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services in several major cities in Sumatera, Java, Bali, Kalimantan and Sulawesi since October 2002. In February 2004, Telkomsel commenced technical testing in Jakarta of its enhanced data transmission service called “EDGE,” for Enhanced Data rates for GSM Evolution, and Telkomsel expects to commercially launch EDGE in a limited number of cities sometime during the second half of 2004.

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
      TELKOM also has several network developments projects, which include the development of:

•	fiber optic backbone infrastructure in Sumatera to provide additional backbone capacity and to extend the backbone to the island of Batam, which will facilitate connections in the future from Batam to nearby Singapore;

•	fiber optic backbone infrastructure in Kalimantan (Borneo) and Sulawesi; and

•	fiber optic regional junction in greater Jakarta, Surabaya (East Java) and Bandung — Cirebon (West Java).
      To further develop its communications services, TELKOM also plans to:

•	Implement soft switch technologies to move towards a next generation network;

•	Expand its broadband access network utilizing ADSL, which, as of the date of the Original Annual Report, covers Division II (Jakarta) and Division V (East Java);

•	Enhance its network through the progressive replacement of its old copper access network with optical access network;

•	Develop and promote additional advanced telephony services and features; and

•	Continue network integration and quality improvement.
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

Maintaining Telkomsel’s Dominant Position in the Industry
      The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services primarily through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2003 of approximately 51%, maintaining its position as the largest nationwide licensed GSM mobile cellular operator in Indonesia despite a slight decline from its estimated market share of 52.8% as of December 31, 2002. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of and one-stop shopping for, TELKOM’s and Telkomsel’s products and services and approving Telkomsel’s capital expenditure program which will provide for expansion of network capacity and enable Telkomsel to meet the needs of its growing customer base through 2005. In order to focus on Telkomsel and GSM technology, TELKOM has sold its interests in cellular operators PT Telekomindo Selular Raya (“Telesera”), PT Metro Selular Nusantara (“Metrosel”) and PT Komunikasi Selular Indonesia (“Komselindo”) which utilize analog and other first generation non-GSM technologies. In February 2004, Telkomsel began technical testing in Jakarta of a new enhanced data transmission service called “EDGE,” for Enhanced Data rates for GSM Evolution. Telkomsel expects to commercially launch EDGE sometime during the second half of 2004.
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

Reducing Cost of Capital
      TELKOM recognizes that the increasingly competitive Indonesian telecommunications market requires TELKOM to develop additional network capacity, improve operational efficiency and diversify its sources of financing. TELKOM’s internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund aggressive plans to grow its business. As a result, TELKOM has sought to implement a “pay as you grow” scheme starting from the end of 2002 for its additional network capacity in order to:

•	share investment risks with its suppliers;

•	reduce its asset base and outsource non-core businesses; and

•	mitigate financing, commercial, operational, technical and capacity risks.
      “Pay as you grow” involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. “Pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/ facility or within one year from completion date, whichever is earlier. Up to now, all vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and are only willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. TELKOM expects that only a relatively small number of equipment vendors will be invited to participate in “pay as you grow” programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

Customer Service

TELKOM
      TELKOM provides the following means of accessing customer services:

•	Walk-in customer services points. Customer service points provide convenient and comprehensive access to TELKOM’s customer services and handle product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. TELKOM has more than 100 customer service points in total, including eight large centers in Jakarta, two in Surabaya and customer service points operated by its KSO Units.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, including in the KSO regions. Customers are provided a toll free number to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Billing information may also be obtained through the Internet for customers in Jakarta. Customers are also provided access to directory services for which a charge is levied. TELKOM intends to promote the use of call centers and the Internet over walk-in customer service points for its retail customers.

•	Enterprise center and account management teams. TELKOM regards the top 20% of its corporate customers, particularly corporations with national operations, as its most important customers. To focus on these customers, TELKOM has set up an enterprise center in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs. To cater to such customers, the enterprise center works on integrating various product and service offerings to provide total communications solutions, including Internet access and customized data communications-related products and services. TELKOM has also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of the date of the Original Annual Report, TELKOM has over 74 national-level account management teams and over 101 regional-level account management teams that cover Divisions II and V. It plans to further increase the number of such teams.

•	TELKOM has had a service level guarantee program for its fixed-line customers in Divisions II and V since May 2001 and has been implementing a service level guarantee program on a national basis since June 2002. The service level guarantee program provides guarantees of certain minimum levels of service relating to new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.

Telkomsel
      Telkomsel provides the following means of accessing customer services:

•	GraPARI Customer Services Centers: Telkomsel’s GraPARI customer service centers (“GraPARI centers”) provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Caroline: “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to

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
      As of the date of the Original Annual Report, TELKOM provides billing services for Indosat in connection with their IDD services, for which it charges a flat fee for each bill, although it may start billing directly after Indosat enters the domestic market and when TELKOM enters the IDD market.

Management of Customer Receivables
      TELKOM does not collect deposits from subscribers. TELKOM has historically been the only provider of fixed-line telecommunication services in Indonesia and serves more than 8 million customers. A delinquent subscriber is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately 3 months of delinquency. Since the monthly bill for the average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to resubscribe, there is no incentive for the customer not to pay his outstanding bill. In addition, TELKOM screens potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, TELKOM believes that the collectibility of its receivables is reasonably assured.
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
Regulations

Overview
      The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. As of the date of the Original Annual Report, the Government regulates the telecommunications sector through the MoC. The MoC is responsible for the overall supervision and regulation of the industry. Within the MoC, various directorates and bureaus carry out specific regulatory duties. The MoC has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoC considerable latitude. Pursuant to such decrees, the MoC defines the scope of exclusivity, formulates and approves tariffs, determines USOs and controls many factors affecting TELKOM’s competitive position, operations and financial condition. The MoC, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

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

Interconnection
      Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. As of the date of the Original Annual Report, interconnection costs paid for interconnection with TELKOM’s fixed-line network vary, depending on the type of interconnection operator (e.g., IDD, cellular, fixed wireline, fixed wireless or satellite), and are determined in accordance with MoC Decree No. 37/1999 (IDD), MoC Decree No. 46/1998 (Cellular), MoC Decree No. KU506/1997 (Fixed Wireline and Fixed Wireless) and MoC Decree No. 30/2000. For IDD and satellite operators, interconnection costs are based on termination and origination charges. Interconnection costs for fixed wireline and fixed wireless operators are based on revenue sharing fixed under Decree No. KU506/1997. Interconnection costs paid by mobile cellular operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with MoC Decree No. 46/1998.
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

DLD and IDD Services
      Historically, DLD and IDD services could only be offered by TELKOM and Indosat, respectively (See — “Exclusivity”). After the Government terminated the exclusivity rights of TELKOM and Indosat, it stated its intention to allow TELKOM to offer IDD services and Indosat to offer DLD services, as well as allowing greater competition in the market for DLD and IDD services. On March 11, 2004, the MoC issued Decree No. KM 28/2004, Decree No. KM 29/2004 and Decree No. KM 30/2004, which implement the new policy regarding IDD and DLD services. Under these Decrees:

•	DLD and IDD network operators may offer DLD and IDD service as part of basic telephony service;

•	Each DLD and IDD operator must use a distinct 3-digit access code for its DLD and IDD service;

•	Customers may freely select their DLD and IDD providers;

•	DLD and IDD fixed telecommunication network operators (as of the date of the Original Annual Report, only TELKOM and Indosat) may now provide DLD and IDD basic telephony services; and

•	DLD and IDD service providers are entitled to determine retail rates for customers and provide such services to their customers.
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
      In 2003 the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“SKTT”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the SKTT, the ITRB will obtain accurate data about the profile of interconnection traffic among operators and calculate interconnection traffic so as to ensure transparency in the charging of interconnection fees. The actual operation of the SKTT will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. As of the date of the Original Annual Report, the terms and conditions regarding the operations and activities of the SKTT are being negotiated among the MoC, the ITRB and the operators.

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
      On August 1, 2001, the Government through the MoC, announced the early termination of TELKOM’s exclusivity rights for local and domestic-long distance telecommunications services. The announcement stated that the Government’s intention was for Indosat to receive a license to provide local telephone services from August 2002 and a license to provide domestic long-distance services from August 2003. As of the date of the Original Annual Report, Indosat has already been granted both an in-principle and a commercial license for the development of local fixed-line telecommunications.
      In June 2004, Indosat launched its own CDMA fixed wireless service, under the brand name “StarOne.” As of the date of the Original Annual Report, Indosat was only offering this new service in Surabaya but was expected to expand service coverage to other Indonesian cities.
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

Cellular
      As of the date of the Original Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2003, these nationwide GSM operators collectively had over 98% of the Indonesian cellular market. The number of cellular subscribers in Indonesia totaled approximately 11.4 million at the end of 2002 and 18.8 million at the end of 2003, representing an annual growth rate of 65% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 9% at the end of 2003, has remained relatively low compared to many other countries. During the last two years, competition among cellular operators has intensified.

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
      Fixed-line. As of the date of the Original Annual Report, TELKOM provides local and domestic long-distance fixed-line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993, which permits TELKOM to provide basic and non-basic fixed-line telecommunications. Based on MoC Decree No. KM 39/1993 concerning basic telecommunication operation, TELKOM was permitted to enter into joint operation schemes (KSO) with its existing KSO partners for the provision of fixed-line services in their respective regions. The Government has amended certain of TELKOM’s fixed-line licenses to comply with the new Telecommunication Law and TELKOM has also received its Modern License. TELKOM also provides its fixed wireless services pursuant to its authorization to provide fixed-line services and applies PSTN tariffs for this service, which are substantially lower than those for cellular services. TELKOM’s ability to provide fixed wireless services at PSTN tariff rates may be challenged by regulators, other cellular operators and cellular trade associations. See Item 3. “Key Information — D. Risk Factors — TELKOM’s regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.”
      Cellular. As of the date of the Original Annual Report, Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.
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

IDD Tariffs
      TELKOM commenced offering IDD fixed line services on June 7, 2004. Tariffs for IDD calls are set by service providers, subject to specified maximum limits established by the Government. As of the date of the Original Annual Report, TELKOM’s IDD tariffs are as follows:

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

VoIP Tariffs
      Charges for VoIP services may be freely determined by VoIP operators. TELKOM has launched its VoIP services, which, as of the date of the Original Annual Report, consists of TELKOM Global-017 and its cheaper alternative, TELKOMSave. TELKOM believes that the tariff for TELKOM Global-017 service and the TELKOMSave service are approximately 40% and 60%, respectively, of the tariff charged by IDD operators in Indonesia.

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

Tariffs for Interconnection and Access
      As of the date of the Original Annual Report, the Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The MoC is in the process of preparing regulations for the adjustment of interconnection arrangements, which preparations include: determining the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and interconnection dispute resolutions.

Interconnection with Fixed-line Network
      As of the date of the Original Annual Report, the Government’s National Fundamental Technical Plan set forth in Decree 4 of 2000 sets out the technical requirements and routing plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed-line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with TELKOM’s fixed-line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to TELKOM’s fixed-line network. As of the date of the Original Annual Report, the fees for interconnection within TELKOM’s fixed-line network are set forth in Decree No. 506/ 1997, Decree No. 46/ 1998, Decree No. 37/1999 and Decree No. 30/2000, although cost-based interconnection fees are to be charged beginning January 1, 2005 and TELKOM expects that the current fees may be adjusted.

Cellular Interconnection
      In respect of local interconnection calls between a cellular network and TELKOM’s fixed-line network, TELKOM receives a share of the local interconnection call tariff equal to the local fixed-line usage tariff (50% of the prevailing tariff for local pulse per minute).
      The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for domestic long-distance (“DLD”) calls which originate on TELKOM’s fixed-line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed-line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits TELKOM’s fixed-line network and terminates with another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed-line network and terminates on TELKOM’s fixed-line network. As discussed above, however, cost-based interconnection fees will be charged beginning on January 1, 2005 and TELKOM expects that the current fees may be adjusted. As of the date of the Original Annual Report, the manner in which such cost-based charges will be computed is being determined by the MoC.

Fixed Wireless Interconnection
      Fixed wireless networks may interconnect to TELKOM’s fixed-line network at TELKOM’s gateway. As of the date of the Original Annual Report, PT Bakrie Telecom (formerly Ratelindo) is the only other fixed wireless operators in Indonesia. Local calls between TELKOM’s fixed-line network and Ratelindo’s network are operated on a “sender keeps all” basis. For DLD calls that originate on Ratelindo’s network and transit TELKOM’s fixed-line network, TELKOM receives 35% of the prevailing DLD tariff from such calls. For DLD calls that originate on TELKOM’s fixed-line network, TELKOM retains 65% of the revenue from such calls. However, cost-based interconnection fees will be charged beginning on January 1, 2005 and TELKOM expects that the current fees may be adjusted.

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
      Pursuant to MoC Decree No. 32/2004, beginning on January 1, 2005 cost-based interconnection charges will go into effect and TELKOM expects that the current fees may be adjusted. As of the date of the Original Annual Report, TELKOM is awaiting the detailed regulations from the MoC regarding the manner in which the new cost-based charges will be computed.

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

VoIP Interconnection
      Previously, MoC Decree No. 23 of 2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On

March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. As of the date of the Original Annual Report, the MoC has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, TELKOM will continue to receive connection fees for calls that originate or terminate on TELKOM’s fixed-line network as follows:

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

	Legal Ownership (%)
	As of
Company	December 31, 2003	Notes	Business Operations

Where TELKOM owns more than 50% or fully controls the company:
AriaWest	100.00	(1)	Fixed-phone (KSO-III W. Java & Banten)
Metra	100.00	(2)	Multimedia, special pay TV
GSD	99.99		Real estate, construction and services
Indonusa	90.39	(3)	Interactive multimedia, special pay TV
Dayamitra	90.32		Fixed-phone (KSO-VI Kalimantan)
Telkomsel	65.00		GSM cellular phone services
Napsindo	60.00	(4)	Network Access Point
Infomedia	51.00		Telephone directory and other information services (electronic based business, call center and data segment)
PII	51.00	(5)	Telecommunication & information services, especially e-Government, e-Indonesia programs and B2B
Pramindo	45.00	(6)	Fixed-phone (KSO-I Sumatera)
Where TELKOM owns between 20% to 50%:
PT Patra Telekomunikasi Indonesia (“Patrakom”)	30.00		VSAT services
PT Citra Sari Makmur (“CSM”)	25.00		VSAT and other telecommunications services
PT Pasifik Satelit Nusantara (“PSN”)	22.57	(7)	Satellite transponder & communications
Where TELKOM owns less than 20%:
PT Mobile Selular Indonesia (“Mobisel”)	7.44	(8)	NMT-450 cellular and CDMA services
PT Batam Bintan Telekomunikasi (“Babintel”)	5.00		Fixed-phone (in Batam & Bintan islands)
PT Pembangunan Telekomunikasi Ind. (“Bangtelindo”)	3.18		Construction and consulting
Telesera	0.00	(9)	AMPS cellular phone services
Komselindo	0.00	(10)	AMPS cellular services
PT Menara Jakarta (“MJ”)	0.00	(11)	Infrastructure for multimedia services
Metrosel	0.00	(12)	AMPS cellular services

(1)	On July 31, 2003, TELKOM and the shareholders of AriaWest consummated the sale and purchase of AriaWest, pursuant to which TELKOM acquired 100% of AriaWest from PT Aria Infotek (52.50%), MediaOne International I B.V. (35%) and The Asian Infrastructure Fund (12.50%). One share in AriaWest was transferred to Mr. Woeryanto Soeradji in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(2)	On April 8, 2003, TELKOM increased its ownership in Metra to 100% by acquiring 69% (1,725,000) of the shares of Metra from PT Indocitra Grahabawana under a share swap transaction. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services. One share in Metra was transferred to Mr. Woeryanto Soeradji in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(3)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share swap agreement pursuant to which TELKOM received an additional 30.58% (1,712,370) of the shares of Indonusa from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased to 88.08%. Pursuant to an EGM of the shareholders of Indonusa on October 29, 2003, all of the shareholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88.08% to 90.39%. As of December 31, 2003, CPSC owned 1.84% of the shares in Indonusa, a subsidiary of TELKOM. CPSC is not a major customer of TELKOM.
(4)	TELKOM increased its ownership in Napsindo from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Makmur Mandiri (“InfoAsia”). The agreement between TELKOM and InfoAsia was signed on December 30, 2002. The purchase price was paid on 28 January 2003, on which date TELKOM acquired control of Napsindo.
(5)	In January 2003, TELKOM, PT Indonesia Comnets Plus (“ICON+”), a subsidiary of Perusahaan Perseroan (Persero) Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PII to provide B2B, e-Government and e-Indonesia services. As of the date of the Original Annual Report, TELKOM holds 51%, while ICON+ holds 25% and Prima Infokom Indonesia holds 24%. Pursuant to an Executive General Meeting of the shareholders of PII on October 9, 2003, ICON+ and PT Prima Infokom Indonesia stated their intention to dispose of their shareholding in PII to TELKOM. Following that date, TELKOM has been negotiating with the other two shareholders for a fair price of the shares.
(6)	On April 19, 2002, TELKOM and the shareholders of Pramindo signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares. TELKOM received 30% of the shares of Pramindo in August 2002 and in September 2003 received an additional 15%, while the remaining 55% was to be transferred to TELKOM on December 15, 2004, subject to certain conditions, including that TELKOM continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and protective rights granted to the selling shareholders. TELKOM obtained control of Pramindo at the closing on August 15, 2002 and consequently has consolidated 100% of Pramindo from that date even though its ownership in Pramindo was only 30% as of December 31, 2002. On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004, TELKOM used the loan proceeds to repurchase the promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004, and so accelerated the acquisition of the remaining 55%. Following this transaction, TELKOM owned 100% of Pramindo. One share in Pramindo has been transferred to TELKOM’s corporate secretary in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(7)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% (16,641,637 shares) interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in relation to the shares are granted to TELKOM. When TELKOM receives the shares of CPSC in PSN, its legal ownership interest in PSN will increase to 43.69%. PSN and its creditors; PT Bank Mandiri, PT Bank Merincorp, PT Danareksa, PT Bank Rakyat Indonesia and Credit Suisse First Boston International (CSFBI), have agreed to a debt-to-equity conversion, pursuant to which PSN is required to issue approximately 20 million new shares to the creditors. The conversion will in effect dilute the shareholding percentage of the existing shareholders of PSN, including TELKOM. As of the date of the Original Annual Report, the debt-to-equity conversion has not been effected. Once the conversion is effected, TELKOM’s ownership interest in PSN will be reduced to 18%.
(8)	Pursuant to an Extraordinary General Meeting held on July 28, 2003, the shareholders of Mobisel agreed to restructure Mobisel. The restructuring program includes: (i) a debt to equity conversion involving accrued interconnection expenses owed by Mobisel to TELKOM; (ii) a new class of Series B shares being issued to the new shareholders while shares held by the existing shareholders are reclassified as Series A shares; and (iii) an equity investment of approximately US$2 million by PT Multi Investama. Following the completion of this restructuring program, TELKOM’s ownership in Mobisel was diluted from 25% to 7.44%. In January 2004, Mobisel’s shareholders enacted resolutions approving the conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company to Series B shares. As a result, TELKOM’s ownership in Mobisel has been diluted to 6.40%. Effective on December 22, 2003, PT Mobile Selular Indonesia changed its corporate name to PT Mandara Selular Indonesia (“MSI”).
(9)	TELKOM delivered 100% (25,000) of its shares in PT Telekomindo Selular Raya to CPSC pursuant to an agreement signed on August 8, 2003 between TELKOM and CPSC. TELKOM no longer owns any shares in this company.

(10)	Pursuant to the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM sold and delivered 14.20% (29,069,250 shares) of Komselindo to CPSC. TELKOM no longer owns any shares in this company.
(11)	On April 8, 2003, TELKOM sold its 21.34% interest in PT Menara Jakarta (10,000 shares) to PT Indocitra Grahabawana as part of the share swap transaction with PT Indocitra Grahabawana. TELKOM no longer owns any shares in this company.

(12)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM sold and delivered 20.17% (2,612,015 shares) of Metrosel to CPSC. TELKOM no longer owns any shares in this company.

Unconsolidated Associated Companies

PT Patra Telekomunikasi Indonesia (“Patrakom”)
      Patrakom was established in September 1995 and as of the date of the Original Annual Report is owned by TELKOM (30%), Indosat (10%), Elnusa (40%) and Tanjung Mustika (20%). Patrakom provides satellite communication and related services and facilities to companies in various industries. As part of a continuous process of evaluation and restructuring by TELKOM of the status of its affiliates, as well as the Government’s policy to eliminate cross-ownership between TELKOM and Indosat, TELKOM is in the process of negotiation with other shareholders regarding a possible decrease or increase of ownership in Patrakom.

PT Citra Sari Makmur (“CSM”)
      CSM was established in February 1996 and as of the date of the Original Annual Report is owned by TELKOM (25%), PT Tigatra (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.

PT Pasifik Satelit Nusantara (“PSN”)
      PSN was established in July 1991 and as of December 31, 2003, PSN was legally owned by TELKOM (22.57%), CPSC (21.12%), Skaisnetindo Teknotama (10.92%), Primaupaya Lintasswara (7.71%), Hughes Space and Communications International (7.23%), Telesat Canada (7.23%) and others (23.20%) (including holders of American Depositary Shares of PSN who own 19.68% of PSN). PSN provides satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
      As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% (16,641,637 shares) interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in relation to the shares are granted to TELKOM. When TELKOM receives the shares of CPSC in PSN, its legal ownership interest in PSN will increase to 43.69%.
      As of the date of the Original Annual Report, TELKOM is evaluating the benefits associated with an increase of its ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.

PT Mobile Selular Indonesia (“Mobisel”)
      Mobisel was established on November 30, 1995 by TELKOM, TELKOM’s Pension Fund and PT Rajasa Hazanah Perkasa (“Rajasa”).
      As of the date of the Original Annual Report, Mobisel provides NMT-450 services formerly provided by TELKOM and Rajasa pursuant to a PBH in Java, Bali, Lombok, Sumatera and Lampung. Mobisel also launched a CDMA-based network in Lampung in mid-February 2004. As of December 31, 2003, Mobisel had approximately 4,587 subscribers.
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
      Effective December 22, 2003, Mobisel’s corporate name was changed to MSI.

PT Batam Bintan Telekomunikasi (“Babintel”)
      Babintel was established in June 1996 and as of the date of the Original Annual Report is owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides telephony fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands. As at December 31, 2003, Babintel had approximately 2,575 subscribers.

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
      As of the date of the Original Annual Report, TELKOM, excluding its subsidiaries, owns approximately 2,000 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2001, 2002 and 2003 included elsewhere in this Amendment No. 1. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 58 to the consolidated financial statements for our reconciliation to U.S. GAAP.
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

Sale of 12.72% equity interest in Telkomsel to SingTel
      On July 30, 2002, TELKOM completed the sale of a 12.72% shareholding in Telkomsel to SingTel Mobile. Following the sale, TELKOM’s ownership in Telkomsel reduced from 77.72% to 65%, while SingTel Mobile’s ownership interest increased from 22.28% to 35%. TELKOM received US$429 million in cash for the sale. As a result, TELKOM booked an accounting gain of Rp.3,196.4 billion related to the transaction, representing the difference between transaction value over the book value of the shares in Telkomsel. The taxable gain from this transaction was much lower than the accounting gain as the shares sold to SingTel Mobile had a tax basis equal to their market value at the time such shares were acquired from Indosat in 2001 as part of the cross-ownership transaction.

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
Restatement of Information Previously Reported
      Subsequent to the filing of our consolidated financial statements in our 2002 Annual Report on Form 20-F and Amendment No. 1 to 2002 Annual Report on Form 20-F/A that was filed with the SEC on June 11, 2003, we made certain adjustments to the Indonesian GAAP and the related reconciliation with U.S. GAAP amounts previously disclosed for 2001 and 2002 and prior years which were required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments were set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/A that was filed with the SEC on February 9, 2004 under the heading “Item 5. Restatement of Information Previously Reported.”

Changes in Indonesian GAAP Information Previously Reported
      The adjustments to our Indonesian GAAP consolidated financial statements for the years ended December 31, 2001 and 2002 set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/A primarily related to the accounting for long service awards, deferred income taxes, and business acquisitions, as well as the assumptions underlying TELKOM’s post-retirement healthcare plan. As a result of the adjustments to our Indonesian GAAP financial statements, as set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/A, our consolidated net income for the year ended December 31, 2001 was adjusted downward from Rp.4,250.1 billion to Rp.4,068.4 billion, while consolidated net income for the year ended December 31, 2002 was adjusted downwards from Rp.8,345.3 billion to Rp.8,039.7 billion. We also restated the amount of our stockholders’ equity as of December 31, 2001 from Rp.9,323.6 billion to Rp.9,081.0 billion, and as of December 31, 2002 from Rp.15,899.2 billion to Rp.14,613.6 billion.

Changes in U.S. GAAP Information Previously Disclosed
      In addition to the restatements to TELKOM’s Indonesian GAAP financial statements described above, certain additional adjustments were required for U.S. GAAP purposes primarily relating to our accounting for revenue recognition, deferred income taxes, revenue sharing arrangements and business acquisitions, these adjustments are set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/A. As a result of such adjustments, our consolidated net income under U.S. GAAP for the year ended December 31, 2001 was adjusted from Rp.4,036.6 billion to Rp.4,298.2 billion, while consolidated net income for the year ended December 31, 2002 was adjusted from Rp.9,274.2 billion to Rp.8,587.3 billion. Our stockholders’ equity under U.S. GAAP as of December 31, 2001 was adjusted from Rp.8,240.6 billion to Rp.7,765.5 billion, and as of December 31, 2002 from Rp.15,745.2 billion to Rp.13,910.9 billion.
Reclassifications
      We also described in Amendment No. 2 to 2002 Annual Report on Form 20-F/A the reclassification of certain accounts to conform with Indonesian GAAP and U.S. GAAP presentation requirements, but these reclassifications did not affect our consolidated net income for the years ended 2001 and 2002. Please refer to Amendment No. 2 to 2002 Annual Report on Form 20-F/A for further information.

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

Foreign Exchange Translations
      The functional currency of TELKOM and its subsidiaries is the Indonesian Rupiah and the books of accounts of TELKOM and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange rate prevailing at the transaction date. At the balance sheet date, the exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buying and selling rates quoted by Reuters. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,940 and Rp.8,960 to U.S.$1.00 as of December 31, 2002 and Rp.8,430 and Rp.8,450 to U.S.$1.00 as of December 31, 2003. These rates differ from the rates used for convenience translations in this Amendment No. 1, including in the tables appearing in the discussion and analysis below. See Note 2(e) to the consolidated financial statements.
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

      Subsequent to an announcement by the DGPT in August 2001 that the Government intended to terminate TELKOM’s exclusive right to provide local and domestic long-distance services, TELKOM’s exclusive right to provide domestic local service was finally terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. TELKOM, however, received its commercial license to provide IDD fixed-line services on May 13, 2004. As a result of the termination of TELKOM’s exclusive right to provide domestic long-distance service, Indosat, a competitor of TELKOM, will be entering the domestic long-distance market and on May 13, 2004 Indosat received its commercial license to provide domestic long-distance services. TELKOM expects that revenues from providing interconnection services to new entrants in the domestic local and domestic long-distance markets will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of these market. With regard to IDD fixed-line services, TELKOM began offering these services to its customers on June 7, 2004 under the “TIC 007” brand. Although TELKOM expects its IDD fixed-line service to be competitive, as of the date of the Original Annual Report TELKOM can give no assurance as to how these services or the liberalization of the local call and domestic long-distance markets will affect TELKOM’s financial condition and result of operations.

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

General and Administrative Expense
      The main components of general and administrative expenses in 2003 were amortization of intangible assets, which totaled Rp.730.7 billion (US$86.6 million), arising from the acquisitions of GSD, Dayamitra, Pramindo and AriaWest, and provisions for doubtful accounts and inventory obsolescence, which totaled Rp.326.4 billion (US$38.7 million).
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
      Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of construction period in which the interest cost can be capitalized to an asset. The interest income arising from any unused borrowings is recognized directly to current operations.
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
      Under U.S. GAAP, the cost of acquired land rights is amortized over the economic useful life which represents the contractual life of the land rights.
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
      Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment. Had the Company applied the non-amortization provisions related to goodwill under U.S. GAAP for all periods presented, the Company’s adjusted net income under U.S. GAAP would have been Rp.4,310.6 billion (pro forma) in 2001, Rp.8,587.3 billion (as reported) in 2002 and Rp.5,790.6 billion (as reported) in 2003.
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
      Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing all agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of an existing or enacted law, statute, ordinance, written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel.
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

      While still uncertain, liquidity and capital resources may be required in 2004 and 2005 to finance the acquisition of all or some of the equity interests held by shareholders of KSO Investors other than those that TELKOM has previously purchased or is in the process of purchasing (see “Business Overview — Joint Operation Schemes (KSO)”). Further, liquidity and capital resources may also be required in the event TELKOM is mandated to change its current DLD access code resulting from the end of TELKOM’s exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and costs for customer education and marketing. As of the date of the Original Annual Report, it is still uncertain whether or when the Government will require TELKOM to implement this change in its DLD access code.
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

Defaults and Waivers of Defaults under our Debt Facilities
      As a result of our failure to file a fully compliant 2002 Annual Report on Form 20-F with the SEC by the June 30, 2003 filing deadline and our May 2003 press release relating thereto, we were in breach of certain covenants in our Citibank and Bank Central Asia (BCA) debt facilities that require us, among other things, to comply with all laws and regulations applicable to us and deliver financial statements to the lenders. We have obtained written waivers from both Citibank, acting as agent for the lenders under the relevant facility agreements, and BCA with respect to such breaches.
      As discussed in Item 3.D. “— Risk Factors”, our failure to file a fully compliant 2002 Annual Report on Form 20-F with the SEC by the June 30, 2003 filing deadline, could give rise to an SEC enforcement action or other legal liability and other adverse consequences such as a related de-listing of TELKOM’s ADSs from the New York Stock Exchange. Any of the foregoing could give rise to defaults under one or more of our debt facilities and cross defaults under other debt facilities with respect to such defaults. If we were unable to obtain waivers of any such defaults, indebtedness outstanding under such debt facilities could become immediately due and payable, which could have a material adverse effect on our financial condition and results of operations.
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

Current Assets
      Current assets were Rp.10,547.0 billion at December 31, 2002 and Rp.9,230.8 billion (US$1,093.7 million) at December 31, 2003, reflecting a decrease of Rp.1,316.2 billion, or 12.5%. The decrease in current assets was primarily due to:

•	a decrease in cash and cash equivalents of Rp.604.6 billion, or 10.6%, from Rp.5,699.1 billion at December 31, 2002 to Rp.5,094.5 billion (US$603.6 million) at December 31, 2003;

•	a decrease in trade receivables from related parties of Rp.475.9 billion, or 53.7%, from Rp.886.8 billion at December 31, 2002 to Rp.410.9 billion (US$48.7 million) at December 31, 2003;

•	a decrease in temporary investments of Rp.569.0 billion, or 99.3%, from Rp.573.0 billion at December 31, 2002 to Rp.4.0 billion (US$0.5 million) at December 31, 2003; and

•	a decrease in other current assets, which primarily consisted of restricted time deposits, of Rp.646.7 billion, or 93.5% from Rp.691.8 billion at December 31, 2002 to Rp.45.1 billion (US$5.3 million) at December 31, 2003.
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

Guaranteed Notes
      In April 2002, Telekomunikasi Selular Finance Limited (“TSFL”), Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (the “Notes”). The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007.
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

Telkomsel’s Indebtedness (including facilities)
      In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150 million in guaranteed notes (“Notes”) which are guaranteed by Telkomsel. The Notes bear interest at 9.75% per annum, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007. In 2003, Telkomsel purchased US$17.3 million worth of Notes from Deutsche Bank.
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
      The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Year ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)

	Rp. (billion)
TELKOM:
Infrastructure:
Transmission Network and Backbone (3)	78.2	337.1	1,767.4	1,653.4	3,363.3
Access Network	661.0	862.9	1,849.6	2,517.4	1,530.9
Subtotal Infrastructure	739.2	1,200.0	3,617.0	4,170.8	4,894.2
Commercial Services:
Phone(4)	285.5	523.6	161.9	305.6	381.3
Mobile Cellular(5)	263.9	—	—	—	—
Multimedia(6)	113.7	154.7	76.2	197.4	179.4
Services-Net	275.6	59.8	99.9	32.2	235.4
Subtotal Commercial Services	938.7	738.1	338.0	535.2	796.1
Supporting Services	196.3	140.2	151.1	313.8	433.3
Subtotal TELKOM	1,874.2	2,078.3	4,106.1	5,019.8	6,123.6
Long Term Investment(7)	12,614.6	3,752.1	3,914.6	3,906.0	—
Subtotal for TELKOM (unconsolidated)	14,488.8	5,830.4	8,020.7	8,925.8	6,123.6

TELKOM’s Subsidiaries:
Telkomsel	2,964.0	4,531.0	5,348.8	5,000.0	5,000.0
Dayamitra	30.2	40.6	109.5	76.5	157.3
Infomedia	—	25.9	44.6	78.0	61.0
Pramindo	—	109.4	37.4	25.0	—
Indonusa	—	2.6	0.8	3.4	—

	Year ended December 31,

	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)

	Rp. (billion)
GSD	—	0.8	17.0	19.2	21.2
PII	—	—	0.6	9.0	—
PT Metra (Holding)	—	—	6.1	0.2	88.4
AriaWest	—	—	0.2	—	—
Napsindo	—	—	53.8	2.2	2.9

Subtotal for subsidiaries	2,994.2	4,710.3	5,618.8	5,213.5	5,330.8
Total for TELKOM (consolidated)	17,483.0	10,540.7	13,639.5	14,139.3	11,454.4

(1)	Amounts for 2001, 2002 and 2003 are actual capital expenditures.
(2)	Amounts for 2004 and 2005 are planned capital expenditures included in TELKOM’s budgets for the years 2004 and 2005, respectively, and are subject to upward or downward adjustment.
(3)	Consists of data backbone and fixed-line network backbone.
(4)	Consists of capital expenditures by TELKOM and subsidiaries other than Dayamitra and Pramindo.
(5)	Consists of capital expenditures by TELKOM and subsidiaries other than Telkomsel. TELKOM’s investment in its GSM mobile cellular business has been entirely through Telkomsel since April 3, 2002.
(6)	Consists of VoIP, Internet and, from 2003 onwards, includes hybrid fiber/coax (HFC) and cable television (CATV) systems.
(7)	Planned long term investments for 2004 consist only of capital expenditures for the takeover of KSO IV operations.
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

Pay as You Grow
      The Pay as You Grow program involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid upfront (typically 25%) and the balance will be paid once the lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. “Pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/ facility or within one year from completion date, whichever is earlier. Up to now, all vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and are only willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. TELKOM expects that only a relatively small number of equipment suppliers will be invited to participate in “pay as you grow” programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.] See Item 4.B. “Business Overview — Business Strategy — Efficient Use of Capital Liquidity through New Term of Payment Alternatives with Lower Risk.”

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
      Under Indonesian tax regulations, a dividend distributed by a company to a corporate shareholder is, as of the date of the Original Annual Report, subject to a zero percent tax rate whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold our investments in our affiliated companies and the tax rate applicable to dividend distributions continues to be 0%, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.
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

Legal Contingencies
      As of the date of the Original Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent our estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. Whilst we believe that our current accruals are adequate, a future event or change in the facts and circumstances may require us to make additional accruals which would be charged to our income statement in the future. See Note 55 to the consolidated financial statements and Item 8. “Financial Information — Material Litigation.”
      In addition, we may face SEC enforcement action and other legal liability in connection with our failure to timely file a compliant 2002 Annual Report on Form 20-F by the June 30, 2003 filing deadline. See Item 3. “Risk Factors — TELKOM did not file a fully compliant 2002 Annual Report on Form 20-F until February 9, 2004 and may face an SEC enforcement action, or other legal liability or adverse consequences.”

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

F.	Tabular Disclosure of Contractual Obligations
      The following summarizes TELKOM’s contractual obligations at December 31, 2003 and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	After 5 years

	(Rp. in billion)
Short Term Loans(1)	37.6	37.6	—	—	—
Long Term Debt(2)	15,480.7	3,563.4	3,511.6	4,276.3	4,129.4
Capital Lease Obligations(3)	—	—	—	—	—
Operating Leases(3)	219.0	101.1	107.9	—	—
Unconditional Purchase Obligations(4)	12,797.8	12,138.1	659.6	—	—
Other Long Term Obligations(5)	2,536.9	2,536.9	—	—	—

Total Contractual Cash Obligations	31,072.0	18,377.1	4,279.1	4,276.3	4,129.4

(1)	Relates to liability under a short term loan obtained by Napsindo from Bank Mandiri. See Note 22 to the Company’s consolidated financial statements included elsewhere in this Amendment No. 1.
(2)	See “— Liquidity and Capital Resources — Indebtedness” and Notes 24, 25, 26, 27, 28 and 29 to the Company’s consolidated financial statements included elsewhere in this Amendment No. 1.
(3)	Relates primarily to leases of motor vehicles and computers.
(4)	Relates to commitments of TELKOM’s suppliers and vendors to provide telecommunications-related equipment and infrastructure.
(5)	Relates to the present value as of December 31, 2003 of TELKOM’s long term liabilities for post-retirement benefits and long service awards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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

      At the Extraordinary General Meeting of TELKOM’s shareholders held on March 10, 2004, three new Commissioners were elected, replacing Messrs. Ruru, Haryanto and Sirat. As such, the members of the Board of Commissioners as of the date of the Original Annual Report are as follows:

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

P. Sartono
      Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, as of the date of the Original Annual Report, he serves as the Senior Adviser of the Board of Commissioners of PT Telekomindo Primabhakti and as a Commissioner of PT Excelcomindo. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including as Corporate Secretary from 1991 to 1995, until his retirement in 2000. During his tenure at TELKOM, he also held various positions at Directorate General of Post and Communications from 1972 to 1985 and served as President Director of PT Telekomindo Primabhakti. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) degree from IPWI Jakarta and a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.

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

Anggito Abimanyu
      Mr. Abimanyu has been a Commissioner of TELKOM since March 10, 2004. As of the date of the Original Annual Report, he is the Acting Head of the Agency for Fiscal Analysis of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously served as a member of the Board of Commissioners of Bank Lippo and of Bank Internasional Indonesia. Mr. Abimanyu is also a lecturer in the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds both a bachelor and a master degree in economics from Gadjah Mada University, a master in science degree in International Development from the University of Pennsylvania and a Ph.D. degree in Environmental Economics from the University of Pennsylvania.

Gatot Trihargo
      Mr. Trihargo has been a Commissioner of TELKOM since March 10, 2004. As of the date of the Original Annual Report, he serves as a member of the Special Staff of the Ministry of State-Owned Enterprises. Mr. Trihargo holds a degree in accounting from Sekolah Tinggi Akuntansi Negara, Jakarta, and a masters degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio.
Board of Commissioners’ Committees
      As of the date of the Original Annual Report, the Board of Commissioners has two standing committees: the Audit Committee and the Review and Planning Committee. An Independent Commissioner chairs each committee, while the other members consist entirely of independent external members (i.e., not members of either the Board of Commissioners or the Board of Directors) not affiliated with TELKOM, its Board of Commissioners and its Board of Directors. In addition, external members to the Audit Committee, in order to be considered independent: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) does not own, directly or indirectly, any shares in TELKOM; (d) does not have any business relationship that relates to TELKOM’s businesses; and (e) is not a member of the audit committee of another publicly listed company.
      As of the date of the Original Annual Report, the Audit Committee of the Board of Commissioners is composed of six members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Dodi Syaripudin; and (vi) Mr. Sahat Pardede. All of the members of the Audit Committee (except for Mr. Arif Arryman and Mr. Sartono) are independent external members and Mr. Pardede is an accounting and finance expert. An Audit Committee Charter (the “Charter”) that has been adopted by the Board of Commissioners and the Board of Directors governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:

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
      At the Extraordinary General Meeting of TELKOM’s shareholders held on March 10, 2004, three new Directors were elected, replacing Messrs. Utoyo, Siregar and Sugardo, and Mr. Setiawan was appointed as Director of Telecommunications Service Business. As such, the members of the Board of Directors as of the date of the Original Annual Report are as follows:

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

Rinaldi Firmansyah
      Mr. Firmansyah has been Director of Finance of TELKOM since March 10, 2004. As of the date of the Original Annual Report, he serves as the Vice President Commissioner of PT Bahana Securities and is also a Commissioner and head of the Audit Committee of PT Semen Padang. He previously served as the Vice President for Finance of PT Tirtamas Comexindo. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).

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
Material Litigation

Aria West
      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million.
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

KAP Eddy Pianto
      On February 19, 2004, KAP Eddy Pianto, the auditor initially appointed by TELKOM to audit TELKOM’s 2002 financial statements, commenced a legal suit in the South Jakarta District Court against PwC TELKOM’s auditor for the reaudit of TELKOM’s 2002 financial statements), TELKOM, Deloitte

(TELKOM’s 2001 auditor) and BAPEPAM (collectively, the “Defendants”), alleging that the Defendants, through the reaudit of TELKOM’s 2002 financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp.7,840.0 billion in damages from the Defendants. As of the date of the Original Annual Report, each Defendant has filed its response to KAP Eddy Pianto’s allegations, as well as its respective rejoinder to certain replies of KAP Eddy Pianto to such response. The court is now in the process of examining the evidence and witnesses presented by KAP Eddy Pianto and each of the Defendants. TELKOM is contesting this legal suit vigorously because it does not believe that the claim of KAP Eddy Pianto has any merit or that KAP Eddy Pianto has any legal basis to claim damages. As of the date of the Original Annual Report, however, TELKOM can give no assurance regarding the possible outcome of the legal suit.
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
      The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX as of the date of the Original Annual Report.
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
The Indonesian Securities Market
      As of the date of the Original Annual Report, there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.460.4 trillion at year end 2003 as compared to Rp.405.0 trillion for the SSX. Total trading value on the JSX during 2003 was Rp.125.4 trillion, compared with Rp.3.1 trillion on the SSX.

Overview of the JSX
      As of the date of the Original Annual Report, there are two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.
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
      In 2000, the Government established the National Committee on Corporate Governance (“NCGI”), an informal committee that was tasked with formulating good corporate governance standards for Indonesian companies. As a result, the NCGI formulated the Code for Good Corporate Governance (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent audit and compensation committees by the Boards of Commissioners, as well as increasing the scope of Indonesian companies’ disclosure obligations. Although the NCGI recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of the Original Annual Report the Government has not enacted regulations that fully implement the provisions of the Code. For example, while public companies such as TELKOM are now required to have independent audit committees, they are not yet required to have independent compensation committees. Accordingly, many of the Code’s provisions have not been implemented by Indonesian companies.

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
      TELKOM’s BoC also re-established TELKOM’s nomination and remuneration committee on May 20, 2003. The committee was tasked with formulating: (a) selection criteria and nomination procedures for Commissioners and Directors; and (b) a compensation system for Commissioners and Directors for the 2003 fiscal year. In accordance with its mandate from the BoC, the committee will deliver a report regarding its activities during the 2004 Annual General Meeting of TELKOM’s stockholders.
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
Acquisition of AriaWest
      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million.
Sale of Shares in Telkomsel
      On July 30, 2002, TELKOM sold a 12.72% shareholding in Telkomsel to SingTel Mobile, a wholly-owned subsidiary of SingTel, for US$429 million in cash pursuant to a Sale and Purchase Agreement dated April 3, 2002. As a result of this transaction, TELKOM reduced its ownership in Telkomsel to 65%, while SingTel Mobile increased its ownership to 35%.
Acquisition of Pramindo
      Pursuant to a Conditional Sale and Purchase Agreement dated April 19, 2002, TELKOM agreed to acquire 100% of its KSO partner in Regional Division I, Pramindo and obtained management control over Pramindo. Upon the closing of the agreement on August 15, 2002, TELKOM acquired a 30% interest in Pramindo. In September 2003, TELKOM acquired a further 15% of the shares of Pramindo. The total purchase price for 100% of Pramindo was US$384.4 million. Of this amount, US$95.4 million was paid in August and September of 2002, with TELKOM acquiring full control over Pramindo. The balance of the purchase price was payable in ten unequal quarterly installments from September 2002 through December 2004. Under the agreement, TELKOM also agreed to repay loans to the International Finance Corporation amounting to US$86.2 million.
      On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004, TELKOM used the loan to repurchase the remaining outstanding promissory notes that TELKOM had issued as consideration for the purchase of Pramindo’s shares. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own and as of the date of the Original Annual Report TELKOM owns 100% of Pramindo.
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
Contract with Arianespace
      On November 8, 2002, TELKOM signed a US$62.9 million fixed price contract with Arianespace S.A. for the launch of the TELKOM-2 satellite using an Ariane-5 launch vehicle with double launch. Payments will be made between January 2004 and September 2004. As of the date of the Original Annual Report, TELKOM has paid US$56.5 million to Arianespace, with the remaining balance of US$6.4 million to be paid in September 2004.
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
PT Mitra Global Telekomunikasi Indonesia
      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under this amendment, for the remaining KSO period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV and MGTI will receive fixed monthly payments derived from revenues generated by the Regional Division IV operations. As a result of the amended and restated KSO agreement, TELKOM acquired control over the operations and net assets of Regional Division IV for a purchase price of US$391 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination.
Indemnity given to KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa)
      TELKOM has entered into two indemnity agreements with Deloitte. Under the first agreement, dated February 9, 2004, TELKOM agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceedings brought against Deloitte on the basis of the inclusion of the audited 2000 and 2001 financial statements in Amendment No. 2 to 2002 Annual Report on Form 20-F/A that was filed on February 9, 2004, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.
      Under the second agreement, dated June 29, 2004, TELKOM has agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceedings brought against Deloitte on the basis of the inclusion of the audited 2001 financial statements in this Amendment No. 1, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.
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

Dividends
      Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, at the rate of 20% as of the date of the Original Annual Report, on the amount of the distribution (in the case of cash dividends) or on the stockholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to the Company (with a copy to the Indonesian Office of Tax Services where the Company is registered) a Certificate of Tax Residence issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

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

Taxation of Distributions
      The gross amount of a distribution with respect to ADSs or shares of Common Stock (other than certain pro rata distributions of ADSs or shares of Common Stock or rights to subscribe for ADSs or shares of Common Stock), without reduction for Indonesian taxes withheld, will be treated as a dividend subject to tax as ordinary income on the date of receipt by the Depositary or the holder of such ADSs or shares of Common Stock, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the income tax treaty between Indonesia and the United States in effect as of the date of the Original Annual Report meets the requirements described in clause (i) above. In addition, the ADSs are expected to be readily tradable on the New York Stock Exchange, an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce such holder’s tax basis in such ADSs or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction otherwise allowed under Section 243 of the Code for distributions to domestic corporations in respect of distributions on ADSs or shares of Common Stock.
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

Taxation of Capital Gains
      The sale or other disposition of ADSs or shares of Common Stock by a U.S. Holder will generally result in the recognition of U.S. source gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the holder’s adjusted basis in such ADSs or shares of Common Stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. As of the date of the Original Annual Report, long-term capital gain of a non-corporate holder is subject to a maximum tax rate of 15% in respect of property with a holding period of more than one year. The deductibility of a capital loss is subject to limitations.

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
      Based on the Company’s existing and anticipated future operations, the Company believes that it is not, and anticipates that it will not become in the foreseeable future, a PFIC. If the Company is not operated in the manner anticipated as of the date of the Original Annual Report, however, the Company may be considered a PFIC for the current or for a subsequent year depending upon the composition of the Company’s income or assets.
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
      In the course of the audit of TELKOM’s consolidated financial statements as of and for the year ended December 31, 2002 by PwC, TELKOM identified certain errors in and made certain adjustments to its consolidated financial statements as of and for the year ended December 31, 2002 that had been previously filed with the SEC. These errors were identified during the seven-month period ended on January 29, 2004, resulting in TELKOM’s making adjustments during that seven-month period to its consolidated financial statements as of and for the year ended December 31, 2002. Following discussions between TELKOM and Deloitte, the auditor of TELKOM’s consolidated financial statements as of and for the years ended December 31, 2000 and 2001, TELKOM also identified certain errors in and made certain adjustments to, its previously issued consolidated financial statements as of and for the years ended December 31, 2000 and 2001. These errors were identified during the seven-month period ended on January 29, 2004, resulting in TELKOM’s making adjustments during that seven-month period to its consolidated financial statements as of and for the years ended December 31, 2000 and 2001. The identified errors and adjustments made to TELKOM’s consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 are outlined below.
Restatement of Information Previously Required
      Subsequent to the filing of our consolidated financial statements in our 2002 Annual Report on Form 20-F that was filed with the SEC on April 17, 2003 and Amendment No. 1 to 2002 Annual Report

on Form 20-F/ A that was filed with the SEC on June 11, 2003, we made certain adjustments to the Indonesian GAAP amounts and the related reconciliation with U.S. GAAP amounts previously disclosed for 2000, 2001 and 2002 and prior years which were required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments were set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A that was filed with the SEC on February 9, 2004 under the heading “Item 5. Restatement of Information Previously Reported.”
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

		2000	2001	2002

		Rp. million	Rp. million	Rp. million
Net income under Indonesian GAAP as previously reported		3,010,003	4,250,110	8,345,274
Adjustments:
Long service awards	(i)	(19,116)	(65,675)	(151,773)
Post-retirement healthcare benefits	(ii)	(141,160)	(186,758)	(414,564)
Deferred income taxes	(iii)	(54,027)	66,723	(286,213)
Acquisition accounting	(iv)	—	(2,008)	(55,763)
Operating revenues	(v)	(20,695)	(27,359)	18,975
Trade accounts payable	(vi)	—	36,323	22,167
Correction of loan balance	(vii)	—	—	117,078
Correction of taxes payable	(viii)	—	—	75,796
Telkomsel equity transactions	(ix)	—	—	65,158
Other items	(x)	—	—	(65,503)
Corporate tax	(xi)	—	(2,965)	36,144
Subsequent event:
AriaWest	(xii)	—	—	332,933
Net adjustments		(234,998)	(181,719)	(305,565)
Net income under Indonesian GAAP as restated		2,775,005	4,068,391	8,039,709
Basic earnings per share (full amount)
As previously reported		298.61	421.64	827.90
As restated		275.30	403.61	797.59
Basic earnings per ADS (full amount)
As previously reported		5,972.23	8,432.76	16,558.08
As restated		5,505.96	8,072.20	15,951.80

      The effect of the restatements on stockholders’ equity as of December 31, 2000, 2001 and 2002 is set forth in the table below:

		2000	2001	2002

		Rp. million	Rp. million	Rp. million
Stockholders’ equity under Indonesian GAAP as previously reported		14,909,176	9,323,575	15,899,183
Adjustments:
Long service awards	(i)	(210,159)	(275,834)	(427,607)
Post-retirement healthcare benefits	(ii)	(341,106)	(527,864)	(942,428)
Deferred income taxes	(iii)	83,588	525,528	(136,875)
Acquisition accounting	(iv)	—	(2,008)	(353,810)
Operating revenues	(v)	31,565	4,206	23,181
Trade accounts payable	(vi)	—	36,323	58,490
Correction of loan balance	(vii)	—	—	117,078
Correction of taxes payable	(viii)	—	—	75,796
Telkomsel equity transactions	(ix)	—	—	—
Other items	(x)	—	—	(65,503)
Corporate tax	(xi)	—	(2,965)	33,179
Subsequent event:
AriaWest	(xii)	—	—	332,933
Net adjustments		(436,112)	(242,614)	(1,285,566)
Stockholders’ equity under Indonesian GAAP as restated		14,473,064	9,080,961	14,613,617
      These adjustments were reflected in the restated audited consolidated financial statements included in Item 18 of Amendment No. 2 to 2002 Annual Report on Form 20-F/A and are summarized as follows:

(i)	Long service awards. TELKOM’s employees are entitled to receive certain cash awards, such as long service, housing, transport and other allowances, based on length of service. Depending on the type of award, they are either paid at the time an employee reaches a certain anniversary date or upon termination or retirement if the employee has met the requisite number of years of service. TELKOM had not previously made provision for these liabilities and was only accounting for the awards at the time payments were made to the employees. TELKOM determined that these awards should have been accounted for under the accrual method.

(ii)	Post-retirement healthcare benefits. TELKOM provides a post-retirement healthcare plan for pensioners who were employed by TELKOM for over 20 years. As described in Notes 2r and 47 to the consolidated financial statements in Item 18 of Amendment No. 2 to 2002 Annual Report on Form 20-F/ A, these costs are accounted for in accordance with U.S. GAAP applying SFAS 106. TELKOM had been recognizing the benefit obligations and the related benefit costs based on actuarial calculations.

TELKOM requested the Company’s actuary to review the actuarial calculations in respect of disclosures for the post-retirement healthcare plan for the years 2000 and 2001. As a consequence of this review, the Company’s actuary in consultation with the Company’s management deemed it necessary to withdraw its original reports and substitute revised reports.

TELKOM determined that the change in actuarial calculations represents the correction of an error and therefore requires retroactive restatement of its 2000 and 2001 financial statements.

The Company did not previously engage an actuary for 2002 but did so for the purposes of the restated financial statements.

(iii)	Deferred income taxes. TELKOM identified the need to make adjustments to correct errors to prior calculations of deferred income taxes to reflect certain temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. TELKOM also concluded it should remove the deferred tax liability previously recorded in relation to the undistributed earnings of its subsidiaries and associates, principally those relating to Telkomsel, because the Company did not correctly determine the amount of the temporary difference. (See “Adjustments related to Stockholders’ Equity” below).

(iv)	Acquisition accounting. In respect of the acquisition of Pramindo in August 2002, the Company previously consolidated a 30% interest in Pramindo in accordance with the 30% legal ownership interest in the shares held by the Company. The Company had not, however, previously considered other factors affecting its ability to exercise control over Pramindo and its right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company now considered include, among others, the fact that the selling price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders, the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid. (See Note 6b to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A). As a consequence, the Company determined that consolidation of a 100% interest in Pramindo from the date of acquisition is appropriate.

In addition, in connection with the acquisition of Pramindo in August 2002 and Dayamitra in May 2001, TELKOM did not properly allocate the purchase consideration to certain acquired assets. The restated consolidated financial statements for 2001 and 2002 reflect adjustments to record such assets at their fair values as of the date of acquisition and subsequent depreciation thereof.

TELKOM previously presented the consolidation of newly acquired subsidiaries from the beginning of the year of acquisition, consistent with the principles of U.S. GAAP set out in “Accounting Research Bulletin 51: Consolidated Financial Statements”. In 2002, the Company changed the manner in which it presents acquisitions to a presentation starting from the date of acquisition in accordance with PSAK 4. This change did not affect the reported net income in any of the years presented.

The Company also should have reflected an element of this transaction as a transaction between entities under common control (see “Adjustments Related to Stockholders’ Equity” below).

(v)	Operating revenues. As a result of a review of certain terms of the revenue sharing agreements and other telecommunication service agreements, TELKOM determined that there were certain errors in previous calculations relating to the amortization of unearned revenue which resulted in a net overstatement of revenues recorded in the consolidated financial statements for 2001 and an understatement of such revenue in 2002.

(vi)	Trade accounts payable. As a result of the reconciliation of balances with other telephone operators in 2002, TELKOM determined that there were some errors in trade accounts payable balances that resulted in an overstatement of the payables recorded in the consolidated financial statements for 2001 and 2002.

(vii)	Correction of loan balance. As a result of reconciliation of outstanding loans at the end of 2002, TELKOM determined that there was a double recording of a loan balance which had a corresponding effect of overstating the foreign exchange loss in the consolidated financial statements for 2002.

(viii)	Correction of taxes payable. As a result of reconciliation of taxes payable at the end of 2002, TELKOM determined that there was an over-accrual of value-added tax payable.

(ix)	Telkomsel equity transactions. As a result of the sale of a 12.72% interest in Telkomsel (see Note 1b to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A) in 2002, an adjustment should have been made to stockholders’ equity to reflect the realization of a gain in the 2002 statement of income attributable to past equity transactions in Telkomsel.

(x)	Other items. Other adjustments represented individually insignificant adjustments to correct errors as a result of understatement of depreciation expenses, understatement of allowance for doubtful accounts and amortization of deferred interest and other issues.

(xi)	Corporate tax. Certain of the above adjustments also impacted the corporate tax calculation for the 2001 and 2002 tax years. As a result, TELKOM reflected the related adjustments to the corporate tax charge in the restated consolidated financial statements for the respective years.
            Subsequent event

(xii)	AriaWest. Subsequent to the date on which TELKOM issued the 2002 consolidated financial statements, TELKOM settled its dispute with AriaWest. In the previously issued consolidated financial statements for 2002, TELKOM had made provisions against its trade receivables relating to the dispute with AriaWest and recorded Rp.830 billion received from KSO III as “Advances from customers and suppliers” in the balance sheet pending settlement of the dispute. As a result of the settlement, the Company reversed these provisions (see Notes 9 and 56d to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A), applied the advance received against the outstanding trade receivable and accrued the settlement amount (see Note 56d to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A).
Adjustments Related to Stockholders’ Equity

a.	TELKOM incorrectly recorded an adjustment directly to stockholders’ equity in the previously issued 2002 consolidated financial statements to reverse the deferred tax liability TELKOM had previously recorded in relation to the undistributed earnings of Telkomsel. This balance should have been reversed as part of the accounting for the cross ownership transactions in 2001 (see Note 5 to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A) and was adjusted as part of the corrections to the Company’s deferred tax accounting referred to in (iii) above.

b.	At the time TELKOM acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by the Government, the Company’s major stockholder. In the previously issued consolidated financial statements for 2002, the Company did not account for the acquisition of Pramindo recognizing that a portion of the transaction was between entities under common control. As a result, TELKOM made an adjustment as a result of accounting for the acquisition of 13% of Pramindo as a transaction between entities under common control by debiting the “Difference in value from restructuring transactions of entities under common control” in stockholders’ equity to reflect the excess of the purchase price over the proportional historical book value of the net assets of Pramindo that were acquired from Indosat.

Reclassifications
      Certain accounts were reclassified to conform with Indonesian GAAP and U.S. GAAP presentation requirements. These reclassifications did not affect the net income in the years presented. The following items discuss the significant reclassifications that were made:

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
      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated balance sheet as of December 31, 2000, 2001 and 2002 are set forth in the table below:

	2000		2001		2002

	As		As		As
	Previously		Previously		Previously
	Reported	As Restated	Reported	As Restated	Reported	As Restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Temporary investments	3,870,990	3,870,990	348,915	348,915	1,073,000	573,000
Trade accounts receivable
Related parties	694,074	694,074	1,037,154	1,055,387	1,308,102	886,763
Third parties	919,569	919,569	1,415,686	1,389,246	1,890,679	1,919,904
Other current assets	—	—	139,075	139,075	145,761	691,788
Total current assets	10,299,704	10,299,704	7,308,519	7,300,312	10,980,544	10,547,030
Property, plant and equipment — net	20,019,464	20,019,464	22,288,766	22,891,039	27,645,780	28,448,606
Advances and other non-current assets	867,653	867,653	694,879	677,519	528,568	299,474

	2000		2001		2002

	As		As		As
	Previously		Previously		Previously
	Reported	As Restated	Reported	As Restated	Reported	As Restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Intangible assets — net	—	—	1,356,144	1,327,868	2,052,126	3,898,817
Total non-current assets	21,719,236	21,719,236	25,161,761	25,735,758	31,341,623	33,760,066
Total assets	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096
Trade accounts payable
Related parties	685,891	685,891	721,009	719,626	1,032,942	790,227
Third parties	939,435	939,435	1,056,644	1,039,937	2,356,284	2,272,624
Other accounts payable	26,357	26,357	49,392	49,392	58,708	215,775
Taxes payable	732,218	732,218	1,875,023	1,877,988	1,212,575	1,109,632
Accrued expenses	993,109	621,506	1,437,575	919,914	2,510,402	1,949,914
Advances from customers and suppliers	123,832	123,832	213,432	213,432	1,132,319	293,522
Current maturities of long-term liabilities	818,516	818,516	1,542,600	1,542,600	2,012,251	2,590,227
Total current liabilities	4,509,355	4,137,752	10,075,323	9,542,537	10,854,981	9,708,181
Deferred tax liabilities — net	1,787,214	1,703,627	1,767,759	1,818,236	1,521,209	3,083,166
Unearned income on revenue- sharing arrangement	299,409	267,843	225,714	195,068	165,978	142,797
Provision for long service award	—	210,159	—	275,834	—	489,231
Provision for post-retirement benefits	—	712,709	—	1,045,525	—	1,602,494
Liabilities for acquisition of subsidiaries	—	—	260,840	260,840	—	1,618,979
Total non-current liabilities	11,786,375	12,594,090	11,836,048	13,177,238	12,124,440	17,389,499
Difference in value of restructuring transactions between entities under common control	—	—	(7,402,343)	(6,992,233)	(7,032,455)	(7,288,271)
Difference due to change of equity in associated companies	426,397	609,139	342,425	489,178	342,425	424,020
Translation adjustment	177,114	253,020	179,672	256,674	164,966	235,665
Unappropriated retained earnings	6,777,522	6,082,762	9,770,303	8,893,824	15,565,511	14,383,466
Total stockholders’ equity	14,909,176	14,473,064	9,323,575	9,080,961	15,899,183	14,613,617
Total liabilities and stockholders’ equity	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096

      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated statements of income is set forth on the table below:

	2000		2001		2002

	As		As		As
	Previously		Previously		Previously
	Reported	As Restated	Reported	As Restated	Reported	As Restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Operating revenues	12,111,996	12,190,178	16,130,789	16,283,807	21,399,737	20,802,818
Operating expenses	(6,433,843)	(6,594,119)	(8,515,089)	(8,864,400)	(11,998,053)	(11,672,603)
Other income/(charges)	(888,953)	(987,830)	(928,411)	(869,516)	2,940,890	2,618,687
Income before tax	4,789,200	4,608,229	6,687,289	6,549,891	12,342,574	11,748,902
Tax expense	(1,466,267)	(1,520,294)	(2,070,654)	(2,006,895)	(2,745,857)	(2,898,971)
Pre-acquisition loss (income)	—	—	108,080	—	(142,817)	—
Minority interest	(312,930)	(312,930)	(474,605)	(474,605)	(1,108,626)	(810,222)
Net income	3,010,003	2,775,005	4,250,110	4,068,391	8,345,274	8,039,709
Basic and diluted earnings per share (full amount)	298.61	275.30	421.64	403.61	827.90	797.59
Earnings per ADS (full amount)	5,972.23	5,505.96	8,432.76	8,072.20	16,558.08	15,951.80

(b)	Changes in U.S. GAAP Information Previously Disclosed
      In addition to the restatements to TELKOM’s Indonesian GAAP financial statements as of and for the three years ended December 31, 2000, 2001 and 2002 described above, TELKOM also made certain adjustments to the previously reported consolidated stockholders’ equity as of December 31, 2000, 2001 and 2002 and consolidated net income for the years then ended, that only had an impact on previously reported U.S. GAAP amounts. The total impact of these adjustments on consolidated stockholders’ equity as of December 31, 2000, 2001 and 2002 and consolidated net income for the years then ended are presented below. Restatements of Rp.264,192 million relating to periods prior to 2000 were recorded as a reduction to opening retained earnings as of January 1, 2000.

		2000	2001	2002

		Rp. million	Rp. million	Rp. million
Net income under U.S. GAAP as previously reported		2,952,133	4,036,641	9,274,249
Impact of Indonesian GAAP restatements on U.S. GAAP net income:
Aggregate Indonesian GAAP restatements		(234,998)	(181,719)	(305,565)
Amount which are not restatements for U.S. GAAP	(i)	16,663	(10,632)	(66,456)
		(218,335)	(192,351)	(372,021)
Effect of restatements on previously reported U.S. GAAP net income:
Installation revenue:	(ii)
Cumulative effect of accounting change		(814,799)	—	—
Current year amortization		107,322	81,429	(22,870)
Revenue-sharing arrangements	(iii)	(27,041)	37,650	67,959
Deferred taxes	(iv)	214,108	347,333	(337,864)
Acquisition of Dayamitra	(v)	—	(12,809)	(9,374)
Others	(vi)	2,937	307	(12,820)
Net adjustments		(517,473)	453,910	(314,969)

		2000	2001	2002

		Rp. million	Rp. million	Rp. million
Net income under U.S. GAAP as restated		2,216,325	4,298,200	8,587,259
Basic earnings per share (full amount)
As previously reported		292.87	400.46	920.06
As restated		219.87	426.41	851.91
Basic earnings per ADS (full amount)
As previously reported		5,857.41	8,009.21	18,401.29
As restated		4,397.47	8,528.17	17,038.21
Stockholders’ equity under U.S. GAAP as previously reported		14,146,168	8,240,598	15,745,181
Impact of Indonesian GAAP restatements on U.S. GAAP stockholders’ equity:
Aggregate Indonesian GAAP restatements		(436,112)	(242,614)	(1,285,566)
Amounts which are not restatements for U.S. GAAP	(i)	(598)	(11,229)	(12,527)
		(436,710)	(253,843)	(1,298,093)
Effect of restatements on previously reported U.S. GAAP equity:
Installation revenue	(ii)	(707,477)	(626,048)	(648,918)
Revenue-sharing arrangements	(iii)	(166,575)	(128,925)	(60,966)
Deferred taxes	(iv)	119,561	421,243	93,284
Acquisition of Dayamitra	(v)	—	139,342	129,968
Others	(vi)	(27,174)	(26,867)	(49,592)
Net adjustments		(781,665)	(221,255)	(536,224)
Stockholders’ equity under U.S. GAAP as restated		12,927,793	7,765,500	13,910,864
      These adjustments were reflected in Note 57(3) to the consolidated financial statements in Item 18 to Amendment No. 2 to 2002 Annual Report on Form 20-F/ A and are summarized as follows:

i)	Impact of Indonesian GAAP Restatements

The restatements to the financial position and results of operations under Indonesian GAAP as described above, had the same impact on consolidated stockholders’ equity and net income presented under U.S. GAAP, except for restatements with respect to revenue sharing arrangements and related deferred taxes. Accordingly, no restatement of stockholders’ equity or net income under U.S. GAAP was required with respect to these items.

ii)	Installation Revenue

TELKOM was required to adopt the provisions of the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” in 2001, and retroactively apply its provisions as of January 1, 2000. TELKOM did not initially record the full impact of SAB No. 101 on its results. SAB 101 requires TELKOM to defer certain non-recurring fees, such as service activation and installation fees, and recognize those revenues over the expected term of the customer relationship. For 2000, the adjustment presented included an amount which represents the initial impact of adopting SAB 101. For U.S. GAAP purposes this should have been recorded as a cumulative effect of an accounting change.

iii)	Revenue Sharing Arrangements

Based on further review, TELKOM concluded that the accounting provided for the revenue sharing arrangements under Indonesian GAAP required an adjustment to conform to

U.S. GAAP. A discussion of the differences in accounting for the revenue sharing arrangements under the respective GAAPs may be found in Note 57(1)d to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A.

iv)	Deferred Taxes

As discussed above, the deferred tax liability related to investments in consolidated subsidiaries was adjusted in the restated Indonesian GAAP financial statements to conform to SFAS 109. Accordingly, an adjustment was made to eliminate the U.S. GAAP and Indonesian GAAP difference related to the deferred tax liability on the undistributed earnings of subsidiaries and associates.

TELKOM also made adjustments in relation to other restated amounts.

v)	Acquisition of Dayamitra

The adjustment reflected the U.S. GAAP requirement, as described in Note 57(1) to the Company’s consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A, to record the Dayamitra acquisition as an acquisition of 100% of the outstanding interest during the year ended December 31, 2001, and the effect of the reversal of foreign exchange capitalized by Dayamitra as the related assets were carried at fair value upon application of purchase accounting.

	Effect on
	Net Income	Equity

	Rp. million	Rp. million
Option	2,050	2,050
Foreign exchange capitalized	(14,859)	137,292
	(12,809)	139,342

vi)	Others

Other adjustments represented individually insignificant adjustments consisting of land rights amortization and certain capitalized foreign exchange gains and losses.
Disclosure Controls and Procedures
      Our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2003.
      In making this evaluation, our principal executive officer and principal financial officer considered matters relating to the restatement of our previously issued consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, including the substantial process that was undertaken during the period from December 2003 through the date hereof to ensure that all material adjustments necessary to restate such previously issued consolidated financial statements were recorded. TELKOM believes that certain of the adjustments necessary to correct such previously issued consolidated financial statements occurred because TELKOM’s control processes and procedures related to the matters underlying such adjustments were not sufficiently effective. TELKOM has also considered the reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as identified and communicated by PwC in their report dated January 9, 2004 and delivered to us on January 12, 2004 and discussed by PwC with the Board of Directors on January 14, 2004 and with the Board of Commissioners and our Audit Committee on January 16, 2004 in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002, and as identified and communicated by KPMG to us and our Audit Committee on June 29, 2004 in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2003. Both PwC and KPMG identified the same material weaknesses as part of their respective audits. Both PwC and KPMG informed TELKOM that they were unable to determine when such material weaknesses first arose, as such material weaknesses appeared to exist prior to the commencement of the respective audit periods for which PwC and KPMG performed audits. As part of their communications, both PwC and KPMG informed the Audit Committee that they had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal control over financial reporting with respect to: (1) inadequate personnel resources with sufficient knowledge and experience in the application of Indonesian GAAP and US GAAP accounting principles because TELKOM did not have sufficient personnel in its accounting department with expertise in applying Indonesian GAAP to complicated accounting issues or in identifying and applying differences in accounting treatments under Indonesian GAAP and U.S. GAAP; (2) deficiencies in the organizational structure of the accounting department, including the oversight function for accounting and financial reporting because there was inadequate management, supervision and review for the accounting functions; (3) inadequate internal processes for the assessment of critical, significant and judgmental accounting areas; accordingly, when a set of facts gave rise to critical or significant accounting issues or raised significant issues of judgment, such issues were not always properly identified, or, even if properly identified, the appropriate experts were not always consulted and issues of judgment were not always elevated to the appropriate level of management or the Audit Committee; and (4) insufficient written policies and procedures for the accounting and financial reporting function, insufficient knowledge of and compliance with, existing policies and procedures among relevant personnel and insufficient emphasis by the internal audit function on the foregoing; in particular, accounting and financial reporting personnel did not have objective written policies and procedures to follow when addressing significant accounting and financial reporting issues and so such issues were not always dealt with in a consistent manner, and the internal audit function did not focus on identifying or identify this issue as well as the other reportable conditions identified herein.
      Based on the evaluation described above and PwC’s and KPMG’s communications to our Audit Committee regarding the material weaknesses in our internal control over financial reporting, our principal executive officer and principal financial officer concluded that these material weaknesses, if not addressed, could result in accounting errors and inadequate disclosures such as those underlying the restatements of TELKOM’s consolidated financial statements for the three years ended December 31, 2002, which related to: (1) our accounting for liabilities for post-employment medical benefits; (2) our accounting for liabilities for long service awards; (3) our calculation of deferred income taxes; (4) our accounting for business acquisitions; (5) our accounting for installation revenues; (6) our accounting for revenue sharing arrangements; and (7) a substantial number of other individually less significant items.
      In response to the matters identified by our external auditors, under the supervision of the Audit Committee, in January 2004 our senior management directed that TELKOM dedicate resources and take steps to strengthen control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate such consolidated financial statements. These steps include, among others: (1) an assessment of the organizational structure of the finance department, including to determine additional resources which need to be dedicated to it; (2) the enhancement of all finance-related policies and procedures covering accounting and financial reporting; (3) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas; (4) the improvement of understanding of relevant Indonesian GAAP and U.S. GAAP accounting principles and financial reporting responsibilities across all our business units through intensive and continuing training and proactive consultations with advisors on technical matters as they relate to our business; and (5) modification of the mandate of TELKOM’s internal audit function to place greater emphasis on the adequacy of and compliance with procedures relating to internal control over financial reporting.

      TELKOM, under the supervision of its Audit Committee, has been working to improve its internal control over financial reporting, including those needed to enable it to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Due to the pending requirements of Section 404 and as a result of the “material weaknesses” identified by PwC and KPMG, TELKOM has taken a number of steps directly in response to the steps our senior management directed TELKOM to implement:

•	TELKOM took steps to improve the understanding of relevant Indonesian GAAP and U.S. GAAP and financial reporting responsibilities across all its business units by:

—	holding seminars in November and December 2003 and November 2004 involving outside consultants and members of the accounting department at a major Indonesian university, covering relevant accounting and internal control issues and attended by senior management and certain accounting and finance-related personnel; and

—	subscribing to a U.S. GAAP information web-site through E&Y in May 2004.

•	On December 31, 2003, TELKOM retained PT Parardhya Mitra Karti, a human resources consulting firm, under the supervision of the Human Resources Department, to assist TELKOM in assessing job competency requirements and the adequacy of the organizational structure throughout TELKOM.

•	On January 7, 2004, TELKOM established a team comprised of 75 personnel from various departments of TELKOM and chaired by the vice president of TELKOM’s budget department for the purpose of preparing TELKOM for the compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

•	On February 27, 2004, TELKOM added a new oversight function to its accounting department organization structure to improve the assessment of critical, significant and judgmental accounting areas. This would involve hiring consultants for the accounting department (1) to monitor changes in Indonesian GAAP and U.S GAAP, and differences between Indonesian GAAP and US GAAP and (2) to train TELKOM’s staff accountants. On May 1, 2004, TELKOM hired two experienced personnel for such roles.

•	On April 1, 2004, TELKOM hired a consultant for its internal audit department with responsibility for (1) improving the role of internal audit for TELKOM, (2) improving the internal control system of TELKOM and (3) reviewing the financial reporting of TELKOM.

•	From April 2004 to June 2004, TELKOM held internal meetings to establish a task force team to enhance its finance-related policies and procedures covering accounting and financial reporting. On July 12, 2004, TELKOM formally established such task force with responsibility for enhancing all finance-related policies and procedures covering accounting and financial reporting. The task force collected and reviewed the previously dispersed accounting policies and updated and created new accounting policies.

•	On April 7, 2004, TELKOM prepared a draft Action Plan to address the material weaknesses in TELKOM’s internal control over financial reporting identified by PwC and KPMG. TELKOM’s draft Action Plan involves several additional steps which TELKOM intends to take throughout 2005 to address the material weaknesses in its internal control over financial reporting. The steps set forth in the draft Action Plan were specifically aimed at addressing the directions of TELKOM’s senior management referred to in the immediately preceding paragraph, as well as enabling TELKOM to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

•	On June 7, 2004, TELKOM retained KAP Prasetio, Sarwoko & Sandjaja, the member firm of Ernst & Young in Indonesia (“E&Y”), under the supervision of the Audit Committee, to assist TELKOM in improving its internal control over financial reporting. TELKOM, with the assistance of E&Y, assessed thoroughly the organizational structure of its finance department. In particular, TELKOM focused on determining the separation of each function and identifying the personnel in charge of such function, such personnel’s effectiveness in performing such function and the need for additional personnel and expertise in performing such function. Since the assessment, TELKOM has been in the process of establishing a job description for newly identified functions, searching for additional accounting and financial reporting personnel and identifying the appropriate personnel to fill certain of the positions. TELKOM currently has 26 full-time employees and two part-time employees in its accounting department (based at Head Office) and 74 full-time employees and one part-time employee in its internal audit department.

•	On December 7, 2004, TELKOM modified the mandate of its internal audit function to place greater emphasis on the adequacy of and compliance with, procedures relating to internal control over financial reporting.

      Other than as described above, there have been no changes in TELKOM’s internal control over financial reporting that occurred during the period covered by this Amendment No. 1 that have materially affected, or are reasonably likely to materially affect, TELKOM’s internal control over financial reporting.
      TELKOM’s principal executive officer and principal financial officer concluded that because of the “material weaknesses” identified above, TELKOM’s disclosure controls and procedures as of December 31, 2003 were not effective to ensure that information required to be disclosed by TELKOM in the reports that TELKOM files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to TELKOM’s management, including TELKOM’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table summarizes the aggregate fees billed to us by KAP Eddy Pianto and PwC during the fiscal year ended December 31, 2002, and by KPMG during the fiscal year ended December 31, 2003:

	Year Ended
	December 31,

	2002	2003

	(in Rp. million)
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
      See pages F-1 through F-[139].
ITEM 19.     EXHIBITS
Exhibit 1 — The Articles of Incorporation of TELKOM, amended as of January 10, 2002, together with an English translation thereof, are filed with TELKOM’s 2001 Form 20-F on May 30, 2002 and is hereby incorporated by reference.
Exhibit 2 — Not applicable.
Exhibit 3 — Not applicable.
Exhibit 4 — Material Contracts Exhibits:

4.1**	Agreement for the Sale and Purchase of the Assets Relating to TELKOM Mobile between TELKOM and Telkomsel, dated April 3, 2002.
4.2**	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.3**	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.4**	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.5**	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.6**	Conditional Sale and Purchase Agreement between TELKOM and Singapore Telecom Mobile Pte. Ltd., dated April 3, 2002.
4.7**	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.8**	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.9***	Kontrak Pengadaan Satelit TELKOM-2 (Contract on Procurement of TELKOM-2 Satellite) between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.10*	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.11***	Kontrak Jasa Peluncur Satelit TELKOM-2 (Agreement on Launch Services of TELKOM-2 Satellite) between TELKOM and Arianespace S.A., dated November 8, 2002.
4.12**	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.
4.13**	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.14**	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.15**	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.

4.16**	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.17**	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.18**	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.19**	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.20**	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.21***	Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.22*	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area between TELKOM and PT Bukaka SingTel International, dated January 14, 2003.
4.23**	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.24**	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.25**	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.26**	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.27**	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.28*	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.29*	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.30**	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.31**	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.32**	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.33**	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatera, dated June 12, 2003.

4.34**	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.35**	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.36*	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.
4.37**	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.38**	Thailand-Indonesia-Singapore Cable Network Construction and Maintenance Agreement among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.39**	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.40**	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.41**	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.42*	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.43*	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.44*	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.45*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.

*	Filed with Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004 and incorporated herein by reference.
**	Filed with Amendment No. 2 to Annual Report of Form 20-F/A for the fiscal year ended December 31, 2002 filed on February 9, 2004 and incorporated herein by reference.
***	Filed with Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on April 17, 2003 and incorporated herein by reference.
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
Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.
Exhibit 14 — Not applicable.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused this Amendment No. 1 to Annual Report on Form 20-F/A to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 25th day of April, 2005.
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Kristiono

KRISTIONO
President Director
Date: April 25, 2005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
No. L.03-3737-04/ US
The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:
      We have audited the consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of PT Telekomunikasi Selular (“Telkomsel”), a 65% owned subsidiary, which statements reflect total assets constituting 31 percent and total revenues constituting 40 percent of the related consolidated totals. Those statements, which were prepared on the basis of accounting principles generally accepted in Indonesia, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, including information relating to the nature and effect of differences between accounting principles generally accepted in Indonesia and accounting principles generally accepted in the United States of America, is based solely on the report of the other auditors. The consolidated financial statements of the Company for 2002 and 2001 were audited by other auditors whose reports dated January 29, 2004 and February 28, 2002, except with respect to certain items that were subsequently restated as to which the date is January 29, 2004, respectively, expressed unqualified opinions on those statements.
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
Kantor Akuntan Publik Siddharta Siddharta & Widjaja
Member Firm of KPMG International
License No. : KEP-232/ KM.6/2002
/s/Istata Taswin Siddharta
Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192
Jakarta-Indonesia, June 29, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE STOCKHOLDERS, BOARD OF COMMISSIONERS AND DIRECTORS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK.
      We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 were audited by other independent auditors whose report dated February 28, 2002, except for Note 60 of those consolidated financial statements as to which the date is January 29, 2004, expressed an unqualified opinion on those statements.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
No. 280202 TI LSW SAR5 — 20F
The Stockholders, Boards of Commissioners and Directors
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk
      We have audited the accompanying consolidated statements of income, changes in equity, and cash flows for the year ended December 31, 2001 of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and its subsidiaries. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of PT Telekomunikasi Selular (Telkomsel) for the year ended December 31, 2001, which statements reflect total revenues constituting 27%, of consolidated total revenues for the year ended December 31, 2001. Those statements were audited by other auditors, who have ceased operations, and whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telkomsel, is based solely on the report of such other auditors who have ceased operations.
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
      As discussed in Note 60 to the consolidated financial statements, the accompanying consolidated statements of income and changes in equity for the year ended December 31, 2001 prepared under Indonesian GAAP, as well as the related reconciliation to U.S. GAAP, have been restated.
HANS TUANAKOTTA MUSTOFA & HALIM
Ludovicus Sensi W, SE, MM, BAP
License No. 99.1.0705
February 28, 2002, except for Note 60, as to which the date is January 29, 2004.

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
License No. 98.1.0061
February 28, 2002

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)
ASSETS

	Notes	2002	2003

		Rp	Rp	US$ (Note 3)
CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,49	5,699,070	5,094,472	603,610
Temporary investments	2c,2g,7,49	573,000	4,006	475
Trade accounts receivable	2c,2h,8,49
Related parties — net of allowance for doubtful accounts of Rp95,676 million in 2002, and Rp110,932 million in 2003		886,763	410,923	48,687
Third parties — net of allowance for doubtful accounts of Rp407,313 million in 2002, and Rp332,960 million in 2003		1,919,904	2,422,005	286,967
Other accounts receivable — net of allowance for doubtful accounts of Rp24,253 million in 2002, and Rp45,544 million in 2003	2c,2h,49	198,493	170,121	20,157
Inventories — net of allowance for obsolescence of Rp53,795 million in 2002, and Rp40,489 million in 2003	2i,9	139,682	154,003	18,247
Prepaid expenses	2c,2j,10,49	353,656	717,917	85,061
Prepaid taxes	43a	84,674	212,282	25,152
Other current assets	2c,11,49	691,788	45,083	5,342

Total Current Assets		10,547,030	9,230,812	1,093,698

NON-CURRENT ASSETS
Long-term investments	2g,12	183,147	64,648	7,660
Property, plant and equipment — net of accumulated depreciation of Rp18,886,345 million in 2002, and Rp23,581,560 million in 2003	2k,2l,13	28,448,606	34,775,140	4,120,277
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp842,964 million in 2002, and Rp791,645 million in 2003	2m,15,52	377,622	305,041	36,142
Advances and other non-current assets	2c,49	306,363	175,954	20,847
Intangible assets — net of accumulated amortization of Rp243,045 million in 2002, and Rp973,704 million in 2003	1c,2d,16	3,898,817	5,144,050	609,485
Advance payments for investments in shares of stock	5e	247,583	65,458	7,756
Escrow accounts	17	297,928	522,146	61,866

Total Non-current Assets		33,760,066	41,052,437	4,864,033

TOTAL ASSETS		44,307,096	50,283,249	5,957,731

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of				Equity in
				Restructuring	Difference Due		Unrealized	Subsidiary
				Transactions	to Change		Loss on	Resulting from
			Additional	Between	of Equity		Decline in	the Recast of	Retained earnings		Total
		Capital	Paid-In	Entities Under	in Associated	Translation	Value of	Financial			Stockholders’
Description	Notes	Stock	Capital	Common Control	Companies	Adjustment	Securities	Statements	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2001		5,040,000	1,073,333	—	609,139	253,020	(165)	1,221,533	193,442	6,082,762	14,473,064
Restructuring transactions between entities under common control	4	—	—	(6,992,233)	—	—	—	(1,221,533)	—	(241,725)	(8,455,491)
Reversal of difference due to change of equity in Satelindo		—	—	—	(290,442)	—	—	—	—	—	(290,442)
Difference due to change of equity in Telkomsel		—	—	—	170,481	—	—	—	—	—	170,481
Unrealized loss on decline in value of securities		—	—	—	—	—	(42)	—	—	—	(42)
Foreign currency translation of CSM	2g,12	—	—	—	—	3,654	—	—	—	—	3,654
Resolved during the Annual General Meeting of the Stockholders on May 10, 2001:
Declaration of cash dividend	45	—	—	—	—	—	—	—	—	(888,654)	(888,654)
Appropriation for general reserve	45	—	—	—	—	—	—	—	126,950	(126,950)	—
Net income for the year		—	—	—	—	—	—	—	—	4,068,391	4,068,391

Balance as of December 31, 2001		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)	—	320,392	8,893,824	9,080,961

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference Due		Unrealized
				Transactions	to Change		Loss on
			Additional	Between Entities	of Equity		Decline in	Retained earnings		Total
		Capital	Paid-In	Under Common	in Associated	Translation	Value of			Stockholders’
Description	Notes	Stock	Capital	Control	Companies	Adjustment	Securities	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2002		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)	320,392	8,893,824	9,080,961
Foreign currency translation of CSM	2g,12	—	—	—	—	(21,009)	—	—	—	(21,009)
Sale of investment in mutual fund Reksa Dana Seruni		—	—	—	—	—	207	—	—	207
Acquisition of Pramindo	5b	—	—	(296,038)	—	—	—	—	—	(296,038)
Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	1c	—	—	—	(65,158)	—	—	—	—	(65,158)
Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividend	45	—	—	—	—	—	—	—	(2,125,055)	(2,125,055)
Appropriation for general reserve	45	—	—	—	—	—	—	425,012	(425,012)	—
Net income for the year		—	—	—	—	—	—	—	8,039,709	8,039,709

Balance as of December 31, 2002		5,040,000	1,073,333	(7,288,271)	424,020	235,665	—	745,404	14,383,466	14,613,617

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference Due
				Transactions	to Change
			Additional	Between	of Equity		Retained earnings		Total
		Capital	Paid-In	Entities Under	in Associated	Translation			Stockholders’
Description	Notes	Stock	Capital	Common Control	Companies	Adjustments	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003		5,040,000	1,073,333	(7,288,271)	424,020	235,665	745,404	14,383,466	14,613,617
Realized difference due to change of equity in associated companies as the result of disposal of investment in Metrosel	12	—	—	—	(38,425)	—	—	—	(38,425)
Foreign currency translation of CSM	2g,12	—	—	—	—	(11,433)	—	—	(11,433)
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003:
Declaration of cash dividend	45	—	—	—	—	—	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	45	—	—	—	—	—	813,664	(813,664)	—
Net income for the year		—	—	—	—	—	—	6,087,227	6,087,227

Balance as of December 31, 2003		5,040,000	1,073,333	(7,288,271)	385,595	224,232	1,559,068	16,318,920	17,312,877

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     c. Subsidiaries
      The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total Assets Before
			Ownership		Start of	Eliminations
					Commercial
Subsidiaries	Domicile	Nature of Business	2002	2003	Operations	2002	2003

			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100.00	100.00	1995	1,911,183	1,954,907
PT AriaWest International	Bandung	Telecommunications	—	100.00	1995	—	1,628,605
PT Multimedia Nusantara	Jakarta	Pay TV	31.00	100.00	1998	9,290	7,908
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	44,998	69,752
PT Indonusa Telemedia	Jakarta	Multimedia	57.50	90.39	1997	49,787	54,319
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90.32	90.32	1995	854,007	797,810
PT Telekomunikasi Selular	Jakarta	Telecommunications	65.00	65.00	1995	11,255,500	15,386,289
PT Napsindo Primatel International	Jakarta	Telecommunications	32.00	60.00	1999	45,668	47,389
PT Infomedia Nusantara	Jakarta	Data and information service	51.00	51.00	1984	265,830	247,646
PT Pro Infokom Indonesia	Jakarta	System information network	—	51.00	2003	—	5,032
      The Company has indirect investments through its subsidiaries in the following companies:

				Ownership
				Percentage		Start of
			Nature of			Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2002	2003	Operations

				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	100.00	100.00	2002
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	—	100.00	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	—	51.00	2000

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
  s. Income Tax
      The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
      Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity such as effect of foreign currency translation adjustment (Note 2g (iii)) and difference in value of restructuring transactions between entities under common control (Note 2d), in which case it is also recognized directly in equity.
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
      In connection with the Dayamitra transaction, the Company also entered into the following agreements:
      1. Option Agreement
      The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).
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
      The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

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
  d. Pro Forma Operating Results Related to Acquisition of KSO Investors
      The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of Dayamitra and Pramindo had taken place on January 1, 2001 and AWI on January 1, 2002. The pro forma information includes adjustments for

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The related parties are Government-owned banks. The Company and its subsidiaries place the majority of its cash in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
      Refer to Note 49 for details of related party transactions.
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
      As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.
      On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%. The Company decided to increase share in PSN as part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.
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
      As of December 31, 2003, the Company operated two satellites which primarily provide backbone transmission links for its Network and earth station satellite up-linking and down-linking services to domestic and international users. The Company can allocate the transponders in the satellite following to customer’s demand. As of December 31, 2003, there were no event or changes in circumstances which indicate that the carrying amount of the Company’s satellite may not be recoverable.
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The unearned income on revenue-sharing arrangements is as follows:

	2002	2003

Gross amount	1,220,586	1,096,686

Accumulated amortization:
Beginning balance	(1,098,583)	(1,077,789)
Addition (Note 39)	(52,271)	(58,379)
Deduction	73,065	151,214

Ending balance	(1,077,789)	(984,954)

Net	142,797	111,732

16.	INTANGIBLE ASSETS

	2002	2003

Intangible assets	3,892,145	5,144,050
License — net	6,672	—

	3,898,817	5,144,050

      The changes in the carrying amount of intangible assets for years ended December 31, 2002 and 2003 are as follows:

		Other
		Intangible
	Goodwill	Assets	Total

Gross carrying amount:
Balance as of December 31, 2001	106,348	1,276,575	1,382,923
Addition — acquisition of Pramindo (Note 5b)	—	2,752,267	2,752,267

Balance as of December 31, 2002	106,348	4,028,842	4,135,190

Accumulated amortization:
Balance as of December 31, 2001	(12,412)	(42,643)	(55,055)
Amortization expense for 2002	(21,269)	(166,721)	(187,990)

Balance as of December 31, 2002	(33,681)	(209,364)	(243,045)

Net book value	72,667	3,819,478	3,892,145

Gross carrying amount:
Balance as of December 31, 2002	106,348	4,028,842	4,135,190
Addition — acquisition of AWI (Note 5c)	—	1,982,564	1,982,564

	106,348	6,011,406	6,117,754

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		Other
		Intangible
	Goodwill	Assets	Total

Accumulated amortization:
Balance as of December 31, 2002	(33,681)	(209,364)	(243,045)
Amortization expense for 2003	(21,270)	(709,389)	(730,659)

	(54,951)	(918,753)	(973,704)

Net book value	51,397	5,092,653	5,144,050

Weighted average amortization period	5 years	8.26 years
      Other intangible assets resulted from the acquisition of Dayamitra, Pramindo and AWI, and represent the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
      The estimated annual amortization expense of goodwill for the years ending December 31, 2004, 2005 and 2006 is Rp21,269, Rp21,269 and Rp8,859, respectively. The estimated annual amortization expense of other intangible assets for each of the next 5 (five) years beginning from January 1, 2004 is Rp727,522 million per year.
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

      Based on the Board of Directors’ Resolution No. KD.20/ PS900/ SDM-10/2001 dated June 11, 2001 and Resolution of Human Resources Director No. KR.18/ PS900/ SDM-30/2003 dated October 9, 2003 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees’ rights under the early retirement program, method of calculation and payments for compensation and other benefits in 2002 and 2003 are provided in the Board of Directors’ Resolution No. KD.35/ PS900/ SDM-10/01 dated November 30, 2001 regarding Employees’ Rights under Early Retirement Program Year 2002 and the Board of Directors’ Resolution No. KD 80/ PS900/ SDM-20/2002 regarding Employees’ Rights under Early Retirement Program year 2003, respectively. Accrued early retirement benefits as of December 31, 2002 were fully paid in 2003. Accrued early retirement benefits as of December 31, 2003 represents the continued early retirement program which was paid out in early 2004.

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
      Telkomsel has unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. So long as any Notes remains outstanding, among others, neither the Issuer nor the Guarantor will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest including without limitation anything analogous to any of the foregoing under the laws of any jurisdiction (each a “Security Interest”) on the whole or any part of its present or future assets, undertakings, property or revenues as security for any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt.
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
      Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.
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
      Under U.S. GAAP, the cost of acquired land rights is amortized over the economic useful life which represents the contractual period of the land rights.
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
      Had the Company applied the non-amortization provisions related to goodwill under U.S. GAAP for all periods presented, the Company’s net income, net income per share and net income per ADS under U.S. GAAP would have been as follows:

	2001	2002	2003

	pro forma	as reported	as reported
Reported net income in accordance with U.S. GAAP	4,298,200	8,587,259	5,790,640
Amortization of goodwill	12,412	—	—

Adjusted net income in accordance with U.S. GAAP	4,310,612	8,587,259	5,790,640

Adjusted net income per share — in full Rupiah amount	426.75	851.91	574.47

Adjusted net income per ADS — in full Rupiah amount	8,534.94	17,038.21	11,489.40

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
      Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing all agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of an existing or enacted law, statute, ordinance, written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel.
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

60.	RESTATEMENT OF INFORMATION PREVIOUSLY REQUIRED
      Subsequent to the initial filing of our consolidated financial statements in our 2002 Annual Report on Form 20-F that was filed with the SEC on April 17, 2003 and Amendment No. 1 to 2002 Annual Report on Form 20-F/A that was filed with the SEC on June 11, 2003, we made certain adjustments to the Indonesian GAAP amounts and the related reconciliation with U.S. GAAP amounts previously disclosed for 2000, 2001 and 2002 and prior years which were required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments were set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/A that was filed with the SEC on February 9, 2004 under the heading “Item 5. Restatement of Information Previously Reported.”
      Set forth below are the effects of the restatements on the initial filing of our consolidated net income and stockholders’ equity for the years ended December 31, 2001 and 2002 respectively, which were previously disclosed in Notes 4 and 57(3) to our consolidated financial statements included in Amendment No. 2 to our 2002 Annual Report on Form 20-F/A. The corrections of the Indonesian GAAP consolidated financial statements primarily relate to the accounting for long service awards, deferred income taxes, and business acquisitions, as well as the assumptions underlying TELKOM’s post-retirement healthcare plan. Certain additional corrections were required for U.S. GAAP purposes primarily relating to our accounting for revenue recognition, deferred income taxes, revenue sharing arrangements and business acquisitions.
  a. Changes in Indonesian GAAP Information Previously Reported
      The effect of the restatements on net income for the years ended December 31, 2001 and 2002 is set forth in the table below.

		2001	2002

		Rp. million	Rp. million
Net income under Indonesian GAAP as previously reported		4,250,110	8,345,274
Adjustments:
Long service awards	(i)	(65,675)	(151,773)
Post-retirement healthcare benefits	(ii)	(186,758)	(414,564)
Deferred income taxes	(iii)	66,723	(286,213)
Acquisition accounting	(iv)	(2,008)	(55,763)
Operating revenues	(v)	(27,359)	18,975
Trade accounts payable	(vi)	36,323	22,167
Correction of loan balance	(vii)	—	117,078
Correction of taxes payable	(viii)	—	75,796
Telkomsel equity transactions	(ix)	—	65,158
Other items	(x)	—	(65,503)
Corporate tax	(xi)	(2,965)	36,144
Subsequent event:
AriaWest	(xii)	—	332,933
Net adjustments		(181,719)	(305,565)
Net income under Indonesian GAAP as restated		4,068,391	8,039,709

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2001	2002

	Rp. million	Rp. million
Basic earnings per share (full amount)
As previously reported	421.64	827.90
As restated	403.61	797.59
Basic earnings per ADS (full amount)
As previously reported	8,432.76	16,558.08
As restated	8,072.20	15,951.80
      The effect of the restatements on stockholders’ equity as of December 31, 2001 and 2002 is set forth in the table below:

		2001	2002

		Rp. million	Rp. million
Stockholders’ equity under Indonesian GAAP as previously reported		9,323,575	15,899,183
Adjustments:
Long service awards	(i)	(275,834)	(427,607)
Post-retirement healthcare benefits	(ii)	(527,864)	(942,428)
Deferred income taxes	(iii)	525,528	(136,875)
Acquisition accounting	(iv)	(2,008)	(353,810)
Operating revenues	(v)	4,206	23,181
Trade accounts payable	(vi)	36,323	58,490
Correction of loan balance	(vii)	—	117,078
Correction of taxes payable	(viii)	—	75,796
Telkomsel equity transactions	(ix)	—	—
Other items	(x)	—	(65,503)
Corporate tax	(xi)	(2,965)	33,179
Subsequent event:
AriaWest	(xii)	—	332,933
Net adjustments		(242,614)	(1,285,566)
Stockholders’ equity under Indonesian GAAP as restated		9,080,961	14,613,617
      These adjustments were reflected in the restated audited consolidated financial statements included in Item 18 of Amendment No. 2 to 2002 Annual Report on Form 20-F/A and are summarized as follows:

(i)	Long service awards. TELKOM’s employees are entitled to receive certain cash awards, such as long service, housing, transport and other allowances, based on length of service. Depending on the type of award, they are either paid at the time an employee reaches a certain anniversary date or upon termination or retirement if the employee has met the requisite number of years of service. TELKOM had not previously made provision for these liabilities and was only accounting for the awards at the time payments were made to the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

employees. TELKOM determined that these awards should have been accounted for under the accrual method.

(ii)	Post-retirement healthcare benefits. TELKOM provides a post-retirement healthcare plan for pensioners who were employed by TELKOM for over 20 years. As described in Notes 2r and 47 to the consolidated financial statements in Item 18 of Amendment No. 2 to 2002 Annual Report on Form 20-F/A, these costs are accounted for in accordance with U.S. GAAP applying SFAS 106. TELKOM had been recognizing the benefit obligations and the related benefit costs based on actuarial calculations.

TELKOM requested the Company’s actuary to review the actuarial calculations in respect of disclosures for the post-retirement healthcare plan for the years 2000 and 2001. As a consequence of this review, the Company’s actuary in consultation with the Company’s management deemed it necessary to withdraw its original reports and substitute revised reports.

TELKOM determined that the change in actuarial calculations represents the correction of an error and therefore requires retroactive restatement of its 2000 and 2001 financial statements. The Company did not previously engage an actuary for 2002 but did so for the purposes of the restated financial statements.

(iii)	Deferred income taxes. TELKOM identified the need to make adjustments to correct errors to prior calculations of deferred income taxes to reflect certain temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. TELKOM also concluded it should remove the deferred tax liability previously recorded in relation to the undistributed earnings of its subsidiaries and associates, principally those relating to Telkomsel, because the Company did not correctly determine the amount of the temporary difference. (See “Adjustments related to Stockholders’ Equity” below).

(iv)	Acquisition accounting. In respect of the acquisition of Pramindo in August 2002, the Company previously consolidated a 30% interest in Pramindo in accordance with the 30% legal ownership interest in the shares held by the Company. The Company had not, however, previously considered other factors affecting its ability to exercise control over Pramindo and its right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company now considered include, among others, the fact that the selling price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders, the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid. (See Note 6b to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/A). As a consequence, the Company

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

determined that consolidation of a 100% interest in Pramindo from the date of acquisition is appropriate.

In addition, in connection with the acquisition of Pramindo in August 2002 and Dayamitra in May 2001, TELKOM did not properly allocate the purchase consideration to certain acquired assets. The restated consolidated financial statements for 2001 and 2002 reflect adjustments to record such assets at their fair values as of the date of acquisition and subsequent depreciation thereof.

TELKOM previously presented the consolidation of newly acquired subsidiaries from the beginning of the year of acquisition, consistent with the principles of U.S. GAAP set out in “Accounting Research Bulletin 51: Consolidated Financial Statements”. In 2002, the Company changed the manner in which it presents acquisitions to a presentation starting from the date of acquisition in accordance with PSAK 4. This change did not affect the reported net income in any of the years presented.

The Company also should have reflected an element of this transaction as a transaction between entities under common control (see “Adjustments Related to Stockholders’ Equity” below).

(v)	Operating revenues. As a result of a review of certain terms of the revenue sharing agreements and other telecommunication service agreements, TELKOM determined that there were certain errors in previous calculations relating to the amortization of unearned revenue which resulted in a net overstatement of revenues recorded in the consolidated financial statements for 2001 and an understatement of such revenue in 2002.

(vi)	Trade accounts payable. As a result of the reconciliation of balances with other telephone operators in 2002, TELKOM determined that there were some errors in trade accounts payable balances that resulted in an overstatement of the payables recorded in the consolidated financial statements for 2001 and 2002.

(vii)	Correction of loan balance. As a result of reconciliation of outstanding loans at the end of 2002, TELKOM determined that there was a double recording of a loan balance which had a corresponding effect of overstating the foreign exchange loss in the consolidated financial statements for 2002.

(viii)	Correction of taxes payable. As a result of reconciliation of taxes payable at the end of 2002, TELKOM determined that there was an over-accrual of value-added tax payable.

(ix)	Telkomsel equity transactions. As a result of the sale of a 12.72% interest in Telkomsel (see Note 1b to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/A) in 2002, an adjustment should have been made to stockholders’ equity to reflect the realization of a gain in the 2002 statement of income attributable to past equity transactions in Telkomsel.

(x)	Other items. Other adjustments represented individually insignificant adjustments to correct errors as a result of understatement of depreciation expenses, understatement of allowance for doubtful accounts and amortization of deferred interest and other issues.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(xi)	Corporate tax. Certain of the above adjustments also impacted the corporate tax calculation for the 2001 and 2002 tax years. As a result, TELKOM reflected the related adjustments to the corporate tax charge in the restated consolidated financial statements for the respective years.
            Subsequent event

(xii)	AriaWest. Subsequent to the date on which TELKOM issued the 2002 consolidated financial statements, TELKOM settled its dispute with AriaWest. In the previously issued consolidated financial statements for 2002, TELKOM had made provisions against its trade receivables relating to the dispute with AriaWest and recorded Rp.830 billion received from KSO III as “Advances from customers and suppliers” in the balance sheet pending settlement of the dispute. As a result of the settlement, the Company reversed these provisions (see Notes 9 and 56d to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/A), applied the advance received against the outstanding trade receivable and accrued the settlement amount (see Note 56d to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/A).
Adjustments Related to Stockholders’ Equity

a.	TELKOM incorrectly recorded an adjustment directly to stockholders’ equity in the previously issued 2002 consolidated financial statements to reverse the deferred tax liability TELKOM had previously recorded in relation to the undistributed earnings of Telkomsel. This balance should have been reversed as part of the accounting for the cross ownership transactions in 2001 (see Note 5 to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 Annual Report on Form 20-F/A) and was adjusted as part of the corrections to the Company’s deferred tax accounting referred to in (iii) above.

b.	At the time TELKOM acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by the Government, the Company’s major stockholder. In the previously issued consolidated financial statements for 2002, the Company did not account for the acquisition of Pramindo recognizing that a portion of the transaction was between entities under common control. As a result, TELKOM made an adjustment as a result of accounting for the acquisition of 13% of Pramindo as a transaction between entities under common control by debiting the “Difference in value from restructuring transactions of entities under common control” in stockholders’ equity to reflect the excess of the purchase price over the proportional historical book value of the net assets of Pramindo that were acquired from Indosat.
Reclassifications
      Certain accounts were reclassified to conform with Indonesian GAAP and U.S. GAAP presentation requirements. These reclassifications did not affect the net income in the years presented. The following items discuss the significant reclassifications that were made:

a.	Reclassification of completed constructions in progress of Rp.765,753 million and advances and other non-current assets of Rp.83,608 million to fixed assets in 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b.	Reclassification in 2002 of intangible assets amortization of Rp.166,721 million (2001: Rp.42,643 million) and amortization of goodwill of Rp.21,269 million (2001: Rp.13,066 million) from other charges to operating expenses.

c.	Reclassification of other accounts receivable to trade accounts receivable of Rp.82,174 million in 2002.

d.	Reclassification of related party trade accounts receivable to third party trade accounts receivable of total Rp.27,677 million in 2002.

e.	Reclassification of restricted time deposits from non-current assets to current assets of Rp.46,027 million in 2002.

f.	Reclassification of billing processing fees revenue of Rp.30,359 million from other income to other operating revenue in 2002.

g.	Reclassification of restricted time deposits from temporary investments to other current assets of Rp.500,000 million in 2002.

h.	Reclassification of provision for post-retirement benefits from accrued expenses of Rp.1,602,494 million in 2002 (2001: Rp.1,045,525 million).

i.	Reclassification in 2002 of revenue of certain subsidiaries from other income (charges) to operating revenues amounting to Rp.144,055 million and Rp.217,567 million in 2001 and 2002.
      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated statements of income is set forth on the table below:

	2001		2002

	As		As
	Previously		Previously
	Reported	As Restated	Reported	As Restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Operating revenues	16,130,789	16,283,807	21,399,737	20,802,818
Operating expenses	(8,515,089)	(8,864,400)	(11,998,053)	(11,672,603)
Other income/(charges)	(928,411)	(869,516)	2,940,890	2,618,687
Income before tax	6,687,289	6,549,891	12,342,574	11,748,902
Tax expense	(2,070,654)	(2,006,895)	(2,745,857)	(2,898,971)
Pre-acquisition loss (income)	108,080	—	(142,817)	—
Minority interest	(474,605)	(474,605)	(1,108,626)	(810,222)
Net income	4,250,110	4,068,391	8,345,274	8,039,709
Basic and diluted earnings per share (full amount)	421.64	403.61	827.90	797.59
Earnings per ADS (full amount)	8,432.76	8,072.20	16,558.08	15,951.80
  b. Changes in U.S. GAAP Information Previously Disclosed
      In addition to the restatements to TELKOM’s Indonesian GAAP financial statements as of and for the two years ended December 31, 2001 and 2002 described above, TELKOM also made certain

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
adjustments to the previously reported consolidated stockholders’ equity as of December 31, 2001 and 2002 and consolidated net income for the years then ended, that only had an impact on previously reported U.S. GAAP amounts. The total impact of these adjustments on consolidated stockholders’ equity as of December 31, 2001 and 2002 and consolidated net income for the years then ended are presented below.

		2001	2002

		Rp. million	Rp. million
Net income under U.S. GAAP as previously reported		4,036,641	9,274,249
Impact of Indonesian GAAP restatements on U.S. GAAP net income:
Aggregate Indonesian GAAP restatements		(181,719)	(305,565)
Amount which are not restatements for U.S. GAAP	(i)	(10,632)	(66,456)
		(192,351)	(372,021)
Effect of restatements on previously reported U.S. GAAP net income:
Installation revenue:	(ii)
Cumulative effect of accounting change		—	—
Current year amortization		81,429	(22,870)
Revenue-sharing arrangements	(iii)	37,650	67,959
Deferred taxes	(iv)	347,333	(337,864)
Acquisition of Dayamitra	(v)	(12,809)	(9,374)
Others	(vi)	307	(12,820)
Net adjustments		453,910	(314,969)
Net income under U.S. GAAP as restated		4,298,200	8,587,259
Basic earnings per share (full amount)
As previously reported		400.46	920.06
As restated		426.41	851.91
Basic earnings per ADS (full amount)
As previously reported		8,009.21	18,401.29
As restated		8,528.17	17,038.21
Stockholders’ equity under U.S. GAAP as previously reported		8,240,598	15,745,181
Impact of Indonesian GAAP restatements on U.S. GAAP stockholders’ equity:
Aggregate Indonesian GAAP restatements		(242,614)	(1,285,566)
Amounts which are not restatements for U.S. GAAP	(i)	(11,229)	(12,527)
		(253,843)	(1,298,093)
Effect of restatements on previously reported U.S. GAAP equity:
Installation revenue	(ii)	(626,048)	(648,918)
Revenue-sharing arrangements	(iii)	(128,925)	(60,966)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		2001	2002

		Rp. million	Rp. million
Deferred taxes	(iv)	421,243	93,284
Acquisition of Dayamitra	(v)	139,342	129,968
Others	(vi)	(26,867)	(49,592)
Net adjustments		(221,255)	(536,224)
Stockholders’ equity under U.S. GAAP as restated		7,765,500	13,910,864
      These adjustments were reflected in Note 57(3) to the consolidated financial statements in Item 18 to Amendment No. 2 to 2002 Annual Report on Form 20-F/A and are summarized as follows:
  i. Impact of Indonesian GAAP Restatements

The restatements to the financial position and results of operations under Indonesian GAAP as described above, had the same impact on consolidated stockholders’ equity and net income presented under U.S. GAAP, except for restatements with respect to revenue sharing arrangements and related deferred taxes. Accordingly, no restatement of stockholders’ equity or net income under U.S. GAAP was required with respect to these items.
  ii. Installation Revenue

TELKOM was required to adopt the provisions of the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” in 2001, and retroactively apply its provisions as of January 1, 2000. TELKOM did not initially record the full impact of SAB No. 101 on its results. SAB 101 requires TELKOM to defer certain non-recurring fees, such as service activation and installation fees, and recognize those revenues over the expected term of the customer relationship. For 2000, the adjustment presented included an amount which represents the initial impact of adopting SAB 101. For U.S. GAAP purposes this should have been recorded as a cumulative effect of an accounting change.
  iii. Revenue Sharing Arrangements

Based on further review, TELKOM concluded that the accounting provided for the revenue sharing arrangements under Indonesian GAAP required an adjustment to conform to U.S. GAAP. A discussion of the differences in accounting for the revenue sharing arrangements under the respective GAAPs may be found in Note 57(1)d to the consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 20-F/A.
  iv. Deferred Taxes

As discussed above, the deferred tax liability related to investments in consolidated subsidiaries was adjusted in the restated Indonesian GAAP financial statements to conform to SFAS 109. Accordingly, an adjustment was made to eliminate the U.S. GAAP and Indonesian GAAP difference related to the deferred tax liability on the undistributed earnings of subsidiaries and associates.

TELKOM also made adjustments in relation to other restated amounts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2002 AND 2003, AND FOR YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
  v. Acquisition of Dayamitra

The adjustment reflected the U.S. GAAP requirement, as described in Note 57(1) to the Company’s consolidated financial statements for 2000, 2001 and 2002 filed in Amendment No. 2 to 2002 20-F/A, to record the Dayamitra acquisition as an acquisition of 100% of the outstanding interest during the year ended December 31, 2001, and the effect of the reversal of foreign exchange capitalized by Dayamitra as the related assets were carried at fair value upon application of purchase accounting.

	Effect on
	Net Income	Equity

	Rp. million	Rp. million
Option	2,050	2,050
Foreign exchange capitalized	(14,859)	137,292
	(12,809)	139,342
  vi. Others

Other adjustments represented individually insignificant adjustments consisting of land rights amortization and certain capitalized foreign exchange gains and losses.