Form 20-F
period 2004-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2005-07-14
CIK 1001807

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission file number 1-14406

Perusahaan Perseroan (Persero)
P.T. Telekomunikasi Indonesia Tbk.
(Exact name of Registrant as specified in its charter)
Telecommunications Indonesia
(a state-owned public limited liability company)
(Translation of Registrant’s name into English)

Republic of Indonesia
(State or other jurisdiction of incorporation or organization)
Jalan Japati, 1
Bandung 40133
Indonesia
(62) (22) 452-1510
(62) (21) 521-5109*
(Address of Registrant’s principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on
Title of Each class	which registered

American Depositary Shares representing Series B Shares, par value 250 Rupiah per share	New York Stock Exchange
Series B Shares, par value 250 Rupiah per share	New York Stock Exchange**
     Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series A Shares, par value 250 Rupiah per share	1
Series B Shares, par value 250 Rupiah per share	20,159,999,279
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  X     No
     Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17      Item 18  X

*	Investor Relations Unit, Graha Citra Caraka, Jl. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.

**	The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

*	Omitted because the item is not applicable.

DEFINITIONS

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents 40 of TELKOM’s Series B shares. The ratio of shares to ADS is 40:1.

“ADSL”	(Asymmetric Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“AMPS”	(Advanced Mobile Phone System) is an analog mobile cellular system standard.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base.

“ASR”	(Answer to Seizure Ratio). See “Call Completion Rate”.

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communications link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“call completion rate”	is the percentage of calls that are successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller’s local exchange, in the case of call completion rates for local calls and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or “ASR”.

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

“DCS 1800”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800Mhz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DTR”	(Distributable TELKOM Revenues) is the monthly revenue share payable by each KSO Unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO Unit after deduction of specified KSO operating expenses and MTR.

“dual band”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long-distance and international long-distance.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“ISDN”	(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed Internet connectivity.

“Kbps”	(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period.

“KSO Period”	refers to period covered by the KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated — pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

“MHz”	(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	refers to the Ministry of Communication, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005.

“MoCI”	refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“NMT-450”	(Nordic Mobile Telephone) is a form of analog mobile cellular service primarily installed in vehicles.

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH” or “Revenue-Sharing Arrangement”	(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PSDN”	(Packet Switched Data Networks) is a network using a switch device and sending packets of data through the network to some remote location.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

“RUIM” or “RUIM card”	(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIM card”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	Short Messaging Service, a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VPN”	(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

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
CONVENTIONS
      In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “Indonesia” are references to the Republic of Indonesia and all references to the “U.S.” and “United States” are references to the United States of America. All references to the “Government” herein are references to the government of the Republic of Indonesia. References herein to “Rupiah” and “Rp.” are to the lawful currency of Indonesia and all references to “US Dollars” or “US$” are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into US Dollar amounts, based on the prevailing exchange rate of Rp.9,290 = US$1.00, being the middle market spot rate of exchange for Rupiah against US Dollar quoted by Reuters on December 31, 2004. Such translations should not be construed as representations that the Rupiah or US Dollar amounts referred to could have been, or could be, converted into Rupiah or US Dollars, as the case may be, at that or any other rate or at all. The average middle market spot rate of exchange for Rupiah against US Dollar quoted by Bank Indonesia on December 31, 2004 was Rp.9,290 to US$1.00. See Item 3. “Key Information — A. Selected financial data — Exchange Rate Information” for further information regarding rates of exchange between Rupiah and US Dollars.

PART I
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.
ITEM 3.     KEY INFORMATION
A.     Selected financial data
      The Company’s consolidated financial statements for the years 2000 and 2001 were audited by KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), the member firm of Deloitte Touche Tohmatsu in Indonesia (“Deloitte”). The Company’s consolidated financial statements for the year 2002 have been audited by KAP Drs. Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”). The Company’s consolidated financial statements for the years 2003 and 2004 have been audited by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”). All such consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 56 to the Company’s consolidated financial statements, which provide a description of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the amount of U.S. GAAP net income and stockholders’ equity of TELKOM for and as of the end of each of the periods indicated in the consolidated financial statements.
      For the year 2004, ten companies were consolidated into the Company’s consolidated financial statements, namely: PT AriaWest International (“AriaWest”, 100%), PT Multimedia Nusantara (“Metra”, 100%), PT Graha Sarana Duta (“GSD”, 100%), PT Pramindo Ikat Nusantara (“Pramindo”, 100%), PT Indonusa Telemedia (“Indonusa”, 90%), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%), PT Telekomunikasi Selular (“Telkomsel”, 65%), PT Napsindo Primatel Internasional (“Napsindo”, 60%), PT Infomedia Nusantara (“Infomedia”, 51%) and PT Pro Infokom Indonesia (“PII”, 51%).

      The following tables set forth a summary of the financial information of TELKOM as of and for the years specified. This information should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and is qualified in its entirety by reference to TELKOM’s consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,

	2000	2001	2002	2003	2004	2004

						(US$ million)
	(Rp. in billion, except for data relating to shares,
	dividends and ADS)
Consolidated Income Statement Data
Indonesian GAAP
Operating revenues
Telephone
Fixed lines
Local and domestic long-distance usage	4,097	5,226	5,448	6,562	7,439	801
Monthly subscription charges	887	998	1,475	1,949	2,935	316
Installation charges	75	98	130	223	201	22
Others	119	93	211	163	70	7

Total fixed lines revenues	5,178	6,415	7,264	8,897	10,645	1,146
Cellular
Air time charges	2,484	3,988	5,454	7,678	9,826	1,058
Monthly subscription charges	356	581	593	581	448	48
Features	7	10	8	6	91	10
Connection fee charges	43	129	172	194	56	6

Total cellular revenues	2,890	4,708	6,227	8,459	10,421	1,122
Total telephone revenues	8,068	11,123	13,491	17,356	21,066	2,268
Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	1,557	1,474	1,320	900	296	32
Share in Distributable KSO Revenues (DKSOR)	695	733	801	583	350	38
Amortization of unearned initial investor payments	15	13	7	3	11	1

Total revenue under Joint Operation Schemes	2,267	2,220	2,128	1,486	657	71
Interconnection	981	1,424	2,831	4,162	6,188	666
Network	340	415	316	518	654	70
Data and Internet	108	673	1,552	3,109	4,809	518
Revenue-Sharing Arrangements	288	264	264	258	281	30
Other telecommunications services	138	165	221	227	293	31

Total Operating Revenues	12,190	16,284	20,803	27,116	33,948	3,654

Operating expenses
Personnel	1,770	2,281	4,388	4,440	5,571	600
Depreciation	2,419	2,870	3,474	4,779	6,438	693
Operations, maintenance and telecommunication services	1,386	2,150	2,290	3,339	4,530	487
General and administrative	872	1,343	1,146	2,079	2,600	280
Marketing	147	220	375	503	882	95

Total Operating Expenses	6,594	8,864	11,673	15,140	20,021	2,155

	Year Ended December 31,

	2000	2001	2002	2003	2004	2004

						(US$ million)
	(Rp. in billion, except for data relating to shares,
	dividends and ADS)
Operating Income	5,596	7,420	9,130	11,976	13,927	1,499
Other income (expense)
Gain on sale of long-term investment in Telkomsel	—	—	3,196	—	—	—
Interest expense	(817)	(1,330)	(1,583)	(1,383)	(1,270)	(137)
Interest income	692	572	480	366	318	34
Gain (loss) on foreign exchange — net	(944)	(379)	557	126	(1,221)	(131)
Equity in net income (loss) of associated companies	(232)	(86)	5	3	3	0
Other — net	313	353	(36)	364	331	36

Other Income (Expense) — net	(988)	(870)	2,619	(524)	(1,839)	(198)

Income Before Tax	4,608	6,550	11,749	11,452	12,088	1,301
Tax expense	(1,520)	(2,007)	(2,899)	(3,861)	(4,003)	(431)

Income before minority interest in net income of subsidiaries	3,088	4,543	8,850	7,591	8,085	870
Minority interest in net income of subsidiaries, net	(313)	(475)	(810)	(1,504)	(1,956)	(210)

Net Income	2,775	4,068	8,040	6,087	6,129	660

Weighted average shares outstanding (millions)(1)	20,160	20,160	20,160	20,160	20,160
Net income per share(1)	137.65	201.81	398.80	301.95	304.03
Net income per ADS(1)	5,505.96	8,072.20	15,951.80	12,077.83	12,161.13
Dividends declared per share(2)	53.88	44.08	105.41	165.58	158.09
U.S. GAAP(3)
Net income	2,216	4,298	8,587	5,791	6,468
Net income per share(1)	109.94	213.20	425.96	287.23	320.86
Net income per ADS(1)	4,397.47	8,528.17	17,038.21	11,489.40	12,834.47

	As of December 31,

	2000	2001	2002	2003	2004	2004

						(US$ million)
	(Rp. in billion)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	32,019	33,036	44,307	50,283	56,269	6,057
Current liabilities(4)	4,138	9,543	9,708	11,170	11,677	1,257
Other liabilities	3,048	3,447	5,383	6,258	6,178	665
Long-term debts	9,546	9,730	12,006	11,834	13,214	1,422
Total liabilities	16,732	22,720	27,097	29,262	31,069	3,344
Minority interest	814	1,235	2,596	3,708	4,938	532
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	543
Total stockholders’ equity	14,473	9,081	14,614	17,313	20,261	2,181
U.S. GAAP(3)
Total assets	30,900	32,449	44,623	51,347	56,702	6,104
Total stockholders’ equity	12,928	7,766	13,911	16,285	19,571	2,107

(1)	The prior years’ weighted average shares, net income per share and net income per ADS have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Shareholders (“AGMS”) on July 30, 2004.

(2)	Dividends declared per share in 2000, 2001, 2002 and 2003 represents dividends per share after adjusting for the stock split that was effected in 2004. Dividends declared per share in 2004 comprised cash dividends for 2003 of Rp.150.98 per share and interim cash dividends declared in December 2004 of Rp.7.11 per share.

(3)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of termination benefits, foreign exchange differences capitalized to property under construction, interest capitalized on property under construction, revenue-sharing arrangements, revaluation of property, plant and equipment, pension, equity in net income or loss of associated companies, land rights, equipment to be installed, revenue recognition, goodwill, capital leases, acquisition of Dayamitra, reversal of difference due to change of equity in associated companies, asset retirement obligations, and deferred income taxes. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 56(1) to the Company’s consolidated financial statements.

(4)	Includes current maturities of long-term debt.

(5)	Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp.250 and 20,159,999,279 Series B shares having a par value of Rp.250 from an authorized capital stock comprising one Series A Dwiwarna share and 79,999,999,999 Series B shares, after the stock split.
Exchange Rate Information
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

	At period
Year	end	Average(1)	High(2)	Low(2)

	(Rp. per US$1.00)
2000	9,595	8,534	9,595	7,425
First Quarter	7,590	7,507	7,590	7,425
Second Quarter	8,735	8,433	8,620	7,945
Third quarter	8,780	8,691	9,003	8,290
Fourth quarter	9,595	9,507	9,595	9,395
2001	10,400	10,266	11,675	8,865
First Quarter	10,400	9,895	10,400	9,450
Second Quarter	11,440	11,391	11,440	11,058
Third quarter	9,675	9,355	9,675	10,350
Fourth quarter	10,400	10,422	10,435	10,400
2002	8,940	9,316	10,473	8,460
First Quarter	9,655	10,192	10,473	9,542
Second Quarter	8,730	9,109	9,775	8,460
Third quarter	9,015	8,949	9,218	8,695
Fourth quarter	8,940	9,058	9,326	8,815
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,427	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365
2004	9,290	8,935	9,430	8,323
First Quarter	8,587	8,465	8,465	8,323
Second Quarter	9,415	8,992	9,430	8,574
Third Quarter	9,170	9,151	9,389	8,825
Fourth Quarter	9,290	9,126	9,355	8,960

	At period
Year	end	Average(1)	High(2)	Low(2)

	(Rp. per US$1.00)
2005
January	9,165	9,204	9,305	9,133
February	9,260	9,245	9,300	9,166
March	9,480	9,371	9,520	9,250
April	9,570	9,539	9,755	9,475
May	9,495	9,480	9,545	9,435
June	9,713	9,616	9,713	9,528
July (through July 13, 2005)	9,750	9,785	9,860	9,740

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Source:	Bank Indonesia
     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2002, 2003 and 2004. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,940 and Rp.8,960 to US$1 as of December 31, 2002, Rp.8,430 and Rp.8,450 to US$1 as of December 31, 2003 and Rp.9,280 and Rp.9,300 to US$1 as of December 31, 2004. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2004.
      The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,290 to US$1 published by Reuters on December 31, 2004. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.
B.     Capitalization and Indebtedness
      Not applicable.
C.     Reason for the Offer and Use of Proceeds
      Not applicable.
D.     Risk Factors

TELKOM did not file a fully compliant 2002 Annual Report on Form 20-F until February 9, 2004 and may face an SEC enforcement action, or other legal liability or adverse consequences.
      TELKOM was unable to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“2002 Annual Report on Form 20-F”) because the audit firm it had originally appointed to perform its 2002 audit was not qualified for SEC purposes, and TELKOM’s SEC-qualified 2002 auditors, PwC, did not begin their audit work until their appointment in July 2003. TELKOM filed a non- compliant 2002 Annual Report on Form 20-F on April 17, 2003 and then filed a non-compliant Amendment No. 1 to the Annual Report on Form 20-F/ A for the fiscal year ended December 31, 2002 (“Amendment No. 1 to 2002 Annual Report on Form 20-F/ A”) on June 11, 2003 to:

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
      TELKOM did not file Amendment No. 2 to the 2002 Annual Report on Form 20-F/ A for the fiscal year ended December 31, 2002 (“Amendment No. 2 to 2002 Annual Report on Form 20-F/ A”) until February 9, 2004, which was over 7 months past the June 30, 2003 filing deadline. Amendment No. 2 to 2002 Annual Report on Form 20-F/ A contained audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 which restated previously filed audited consolidated financial statements as of and for the years ended December 31, 2000 and 2001 and previously filed unaudited consolidated financial statements as of and for the year ended December 31, 2002, and revised or updated various disclosures. Such restated consolidated financial statements (and the related selected financial information) reflected certain adjustments and modified certain disclosures for several items under Indonesian GAAP and with respect to the reconciliation of those items to US GAAP.
      Because of the foregoing and because TELKOM did not file a compliant 2002 Annual Report on Form 20-F until after the June 30, 2003 deadline, TELKOM may face an SEC enforcement action under U.S. securities law and incur other legal liability and adverse consequences such as a delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC described a press release that TELKOM issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to TELKOM’s filing of a non-compliant 2002 Annual Report on Form 20-F. Such press release could also form the basis of an SEC enforcement action and other legal liability. TELKOM cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.
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

TELKOM had a number of material weaknesses in its internal control over financial reporting and concluded that as of December 31, 2003 and 2004, its disclosures and controls were ineffective, which could cause investors to lose confidence in its reported financial results and have an adverse effect on the trading price of its securities.
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
      Reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to TELKOM’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) were also identified and communicated by PwC in their report dated January 9, 2004 in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002, and by KPMG in connection with its audit of the consolidated financial statements as of and for the years ended December 31, 2003 and 2004. Both PwC and KPMG identified the same material weaknesses as part of their respective audits. As part of their communications, both PwC and KPMG informed the Audit Committee that they had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal control over financial reporting. TELKOM’s principal executive officer and principal financial officer concluded that because of the “material weaknesses” identified, TELKOM’s disclosure controls and procedures as of December 31, 2003 and 2004 were not effective to ensure that information required to be disclosed by TELKOM in the reports that TELKOM files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to TELKOM’s management, including TELKOM’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. See Item 15. “Control and Procedures”.
      Since November 2003, TELKOM has been working to improve its internal control over financial reporting, including those needed to enable it to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as well as its disclosure controls and procedures, and has taken a number of steps to address these issues. See Item 15. “Control and Procedures”. TELKOM cannot provide any assurance that the steps that it has taken and is continuing to take will result in all material weaknesses being identified and corrected. TELKOM expects that its internal controls over financial reporting and disclosure controls and procedures will continue to evolve in the future. Any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect TELKOM’s ability to report financial results on a timely and accurate basis or cause TELKOM to fail to meet its reporting obligations. Inadequate internal controls could also cause investors to lose confidence in TELKOM’s reported financial information, which could have an adverse effect on the trading price of TELKOM’s securities.

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
      Actions by separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia. In the provinces of Aceh and Papua (formerly Irian Jaya), there have been numerous clashes between supporters of separatist movements and the Indonesian military. In the province of Maluku, clashes between religious groups have resulted in thousands of casualties and displaced persons in recent years. The Government has attempted to resolve problems in these troubled regions with limited success.
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

Terrorist activities in Indonesia could destabilize Indonesia, which could adversely affect TELKOM’s business.
      Bombings have occurred in recent years, at government buildings, foreign diplomatic facilities, night clubs and other locations, including the Jakarta Stock Exchange building, the Police Function Building in Jakarta, the departure lounge of Jakarta’s Soekarno-Hatta International Airport, the parliament building in Jakarta and a shopping mall in Jakarta. A bombing campaign struck religious buildings throughout Indonesia in 2000. On October 12, 2002, over 200 people were killed in a bombing at a tourist area in Bali. This terrorist attack resulted in a significant decline in international tourism. On August 5, 2003 a bomb exploded at the J.W. Marriott Hotel in Jakarta killing at least 12 people and injuring more than 150 people. On September 9, 2004, a bomb exploded outside the Australian embassy in Jakarta’s central business district, killing at least nine people and injuring over 180 people. On May 28, 2005, two bombs exploded in a crowded market in Tentena in central Indonesia, killing at least 20 people and injuring at least 40. Indonesian and United States government officials have indicated that some of these bombings may be the responsibility of Jemaah Islamiya, a Southeast Asian-based terrorist network allegedly linked to the international terrorist organization, Al-Qaeda. In May 2005, the United States also closed its embassy in Indonesia for a few days following an unspecified threat.
      There can be no assurance that further terrorist acts will not occur in the future. A number of governments have from time to time issued warnings to their citizens in relation to a perceived increase in the possibility of terrorist activities in Indonesia, targeting foreign, particularly United States, interests. Such acts could destabilize Indonesia and increase internal divisions within the Government as it considers responses to such instability and unrest. Violent acts arising from and leading to instability and unrest have in the past had, and could continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and our business.

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
      Continued depreciation or volatility of the Rupiah against the US Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM’s capital expenditure program since most of the equipment to be used in the expansion of TELKOM’s network capacity is sourced off-shore and priced in foreign currencies, mainly in US Dollars and Euros, while almost all of TELKOM’s revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM’s business. As of December 31, 2004, the average exchange rate of Rupiah to US Dollar, based on the Reuters middle buy and sell rates, was Rp.9,290 per US Dollar.
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
      In addition to the Paris Club, the World Bank and the Asian Development Bank have been major sources of financing. Disbursements from these sources have been slower than expected in recent years due to the slow pace of institutional reforms in Indonesia and concerns regarding the Government’s decentralization plan. As of the date of this Annual Report, regional governments in Indonesia are not allowed to borrow in foreign currency and any change to Indonesian law allowing them to borrow in foreign currency could be a source of potential debt service problems. The World Bank and Asian Development Bank lending programs are subject to regular compliance reviews and can be reduced or withdrawn at any time. The impact of any elimination of lending cannot be assessed but is likely to be materially adverse.

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
      Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of July 13, 2005, the Government’s long-term foreign currency debt and its short-term foreign currency debt were rated “B2” and “NP”, respectively, by Moody’s and rated “B+” and “B”, respectively, by S&P. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody’s, S&P or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including TELKOM, to raise additional financing and the interest rates at which such additional financing is available.

Indonesia is vulnerable to natural disasters and other events beyond TELKOM’s control, which could severely disrupt the normal operation of TELKOM’s business and adversely affect TELKOM’s operating results.
      TELKOM’s existing operations are primarily in Indonesia, parts of which are vulnerable to natural disasters. Disruption of operations for any reason, including earthquakes, tsunamis, floods, volcanic eruptions, droughts, power outages or other events beyond TELKOM’s control, could cause disruptions to operations and damage to equipment which would adversely affect TELKOM’s financial condition and results of operations.
      In 2002, a major flood in Jakarta affected TELKOM’s operations in Jakarta, where a significant portion of its revenues are derived. In December 2004, northern parts of the Indonesian island of Sumatra, and particularly the province of Aceh, suffered severe damage following a massive earthquake estimated to be of magnitude 9.3 on the Richter scale and a series of tsunami waves on December 26, 2004. The tsunami resulted in 18 TELKOM employees being killed or missing, caused an estimated Rp.54.9 billion (US$5.9 million) of damage to TELKOM’s assets and equipment in the Aceh province, including 22 out of 44 switching facilities and transmission facilities and disrupted over 35,000 telephone lines out of approximately 99,000 lines.

      On March 28, 2005, a major earthquake estimated to be of magnitude 8.7 on the Richter scale struck off the western coast of Sumatra. Scientists and seismic experts believe that rather than relieving stresses along the Sunda fault, located to the south of Sumatra, the seismic stresses along the Sunda fault continue unabated or have increased, and warned of the possibility of further earthquakes and tsunamis. The increased seismic activity has also coincided with a volcano in Sumatra spewing ash in April 2005, as well as increased volcanic activity and build up of gases in a volcano in Sumatra and another one near Bandung, where TELKOM’s headquarters is based.
      While TELKOM maintains several insurance policies relating to TELKOM’s assets which covered the losses resulting from tsunami damage, it does not maintain business interruption insurance, and there can be no assurance that the insurance coverage will be sufficient to protect TELKOM from potential losses resulting from natural disasters and other events beyond its control. In addition, there can be no assurance that the premium payable for these insurance policies upon renewal will not increase substantially, which may adversely affect TELKOM’s financial condition and results of operations.
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
      The Government has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM and has control of TELKOM and the ability to determine the outcome of substantially all actions requiring the approval of TELKOM shareholders. The Government is also the holder of the Dwiwarna share of TELKOM, which has special voting rights and veto rights over certain matters, including the election and removal of the Directors and Commissioners of TELKOM. Through the Ministry of Communication and Information (“MoCI”), the Government also exercises regulatory power over the Indonesian telecommunications industry. There might be situations where the objectives of the Government, as TELKOM’s regulator and its controlling shareholder, conflict with TELKOM’s business goals. In addition, there can be no assurance that the Government will not direct opportunities to other telecommunications service providers in which it holds an interest.

Certain systems failures could, if they occur, adversely affect TELKOM’s results of operations.
      TELKOM’s telecommunications services are carried through its fixed line, cellular and data networks. All types of networks use last mile access, regional metro junction and long haul transmission networks as a common network resource. For last mile access, TELKOM operates Copper Access Network, Optical Access Network and Wireless Access Network. The regional metro junction and long haul transmission network operated by TELKOM consists of optical fiber cable, microwave, submarine cable and satellite transmission links.
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
      In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi for both fixed and portable handsets. As of December 31, 2004, this service was offered in 192 cities, 130 of which are financed entirely by TELKOM and the remaining 62 are financed through revenue sharing-arrangements (“RSAs”). CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within the same area code). Customers generally have all features offered by cellular services except roaming to other area codes and internationally. Postpaid TELKOMFlexi customers are charged tariffs that are similar to PSTN tariff rates for this service while prepaid customers are charged tariffs slightly higher than postpaid rates but with no monthly fees. In each case, both TELKOMFlexi postpaid and prepaid tariffs are substantially lower than tariffs for cellular services. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on TELKOM’s ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, TELKOM could lose part or all of the benefit of its investment in the network that supports the TELKOMFlexi service. TELKOM may also be subject to disputes with its regulators or competitors.

TELKOM may need to raise funds required for certain future expenditure requirements and the terms of any debt financing may subject TELKOM to restrictive covenants.
      TELKOM may need to raise significant additional funds in order to support its growth, undertake acquisitions, meet unexpected contingencies and develop new or enhanced services and products. It may also need to respond to competitive pressures, acquire complementary businesses or technologies or take advantage of opportunities. TELKOM cannot be certain that such additional funding, if needed, will be available on acceptable terms, if at all. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit TELKOM’s operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, TELKOM may be unable to develop or enhance its services. It may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on TELKOM’s business, results of operations and financial condition.

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
      The telecommunications industry is characterized by rapid and significant changes in technology. TELKOM may face increasing competition from technologies being developed or that may be developed in the future. New technologies, services or standards could require significant changes to its business model, the development of new products or the provision of additional services. In addition, TELKOM may need to substantially upgrade to a next generation network to implement convergent technologies and upgrade its billing and credit control systems to accommodate growth in its business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. TELKOM cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, TELKOM cannot provide any assurances that the technologies it adopts will not soon thereafter become obsolete or subject to intense competition from new technologies in the future.

TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.
      There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competition structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM considers that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. As of the date of this Annual Report, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various Ministerial Decrees governing interconnection rates. Following the enactment of the Telecommunications Law, a restructuring of the interconnection policy was proposed based upon a cost-based tariff approach as mutually agreed by the operators rather than the revenue sharing scheme as currently implemented. On March 11, 2004, the Ministry of Communication (“MoC”), the former telecommunications regulator, issued a decree stating that cost-based interconnection will commence beginning January 1, 2005. In connection with the implementation of cost-based interconnection, the MoC appointed an independent consultant to assist in determining the basis for the new cost-based tariffs. As of the date of this Annual Report, the MoCI has not issued implementing regulations. TELKOM expects that the current interconnection fees may be adjusted as a result of the new cost-based interconnection scheme but TELKOM can give no assurance regarding the impact, if any, of such adjustment on TELKOM’s business, financial condition, results of operations and prospects.

•	Licenses: TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service provider, data communication and VoIP. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. It may also impose certain mandatory obligations on the license holders. See Item 4.B. “Business Overview — Regulation — Modern License”. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002 a tariff increase, with a weighted average of 15% increase, was implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. However, on March 30, 2004, the Government, as recommended by the ITRB, announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. The Government did not effect the remaining tariff increases by January 2005, and there is no assurance as to when or whether the remaining tariff increases will be implemented by the Government.

•	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law allows Government to delegate its authority to regulate, supervise and control the telecommunications sector in Indonesia to an independent regulatory body, while maintaining the authority to formulate policies over the industry. Such delegation of authority to the ITRB was implemented under Decree of the Minister of Communications No. 31/2003, dated July 11, 2003. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2004, Indosat only offered this service in Jakarta, Surabaya, Malang and their surrounding areas. Based on amendment to the interconnection agreement between TELKOM and Indosat dated March 31, 2005, TELKOM has agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Batam, Bandung, Medan, Balikpapan and Malang. Therefore, Indosat is expected to expand its service coverage to other cities in Indonesia. Indosat also commenced offering limited domestic long-distance services for calls within its network in late

2004. This greater competition in the fixed line market, including fixed wireless, could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers.

•	DLD and IDD Services: On March 11, 2004, the MoC issued Decree No. 28/2004, Decree No. 29/2004 and Decree No. 30/2004 that further implement the Government’s policy of encouraging competition in the markets for DLD and IDD services. Among other matters, the Decrees state that consumers will be able to choose their DLD and IDD providers among various competitors, including TELKOM and Indosat, and require operators to utilize separate three digit access codes for DLD and IDD services. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect to in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access codes, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to the MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access codes within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five year period to implement the three digit DLD access codes. On April 1, 2005, the MoCI, to which telecommunications regulatory responsibility was transferred, announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area codes within five years. TELKOM has also been assigned “017” as its DLD access code. However, interconnection between Indosat and TELKOM in these five cities would still be subject to the parties reaching agreement on technical and business arrangements and entering into an interconnection agreement. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default codes for each operator’s customers to access the DLD service selected by the respective operator.

Competition in the market for DLD services could lead to a decline in TELKOM’s DLD revenues as subscribers choose to receive DLD services from other providers, such as Indosat. With regard to IDD services, on May 13, 2004 TELKOM received its commercial license from the Government to provide IDD services and began offering such services to customers on June 7, 2004. Nevertheless, competition among IDD service providers may limit TELKOM’s ability to generate significant IDD revenues. TELKOM is currently in the process of negotiating with Indosat to allow TELKOM’s customers to access Indosat’s DLD services, and for Indosat’s customers to access TELKOM’s IDD services.

On May 17, 2005, the MoCI issued decree No.6/2005. According to Decree No.6/2005, the three digit access code in the form of “01X” and “0” access code for access to DLD services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which TELKOM has technical capabilities to support such services. By April 1, 2010, the “01X” long-distance services must be commenced in all TELKOM’s local areas to accomodate customers who prefer to choose their long-distance carrier. TELKOM is in the process of negotiating with Indosat to allow TELKOM’s customers to access Indosat’s DLD services and for Indosat’s fixed and mobile customers to access TELKOM’s IDD services.

•	Compensation Risk: The Telecommunications Law provides that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia.

TELKOM’s exclusive right to provide fixed local telecommunications services was terminated by the Government in August 2002 and TELKOM’s exclusive right to provide domestic long-distance services was terminated on March 30, 2004. The Government has determined the scheme of compensation for the termination of TELKOM’s exclusive rights, which will consist of (i) expedited issuance of an IDD license to TELKOM, which was issued on May 13, 2004; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a net cash payment to TELKOM and its KSO partners of Rp.478 billion (after taxes). While the amount of the compensation payable to TELKOM and its KSO partners has been determined, payment is contingent on appropriations to the State Budget for the MoCI, which requires approval by Parliament. As of the date of this Annual Report, TELKOM can provide no assurance with regard to when Parliament will approve the necessary appropriations or as to the effects the net cash payment will have on TELKOM’s financial condition, results of operations and prospects.

•	USO Risk: All telecommunications network operators and service providers are bound by a Universal Service Obligation, or USO, which requires provision of certain telecommunications facilities and infrastructure in rural and remote areas. As a local network provider, TELKOM is obligated to build and operate telecommunications networks in the USO areas. Historically, TELKOM has been obligated to contribute 5% of its capital expenditures to its USO requirements. The MoC Decree No. 34/2004 issued on March 11, 2004 sets out certain minimum requirements that USO facilities must meet. On March 30, 2004, the MoC issued Announcement No. PM.2/2004, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. As of the date of this Annual Report, there has been no implementing regulations or announcement as to when such contribution will take effect. The Government is also in the process of drafting detailed regulations that will fully implement the USO program for telecommunications operators in Indonesia.

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

TELKOM’s satellites have a limited life and substantial risk exists for TELKOM-1, Palapa B-4 and its to be launched TELKOM-2 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.
      TELKOM’s TELKOM-1, Palapa B-4 and to be launched TELKOM-2 satellites have limited operational lifespans. A number of factors affect the operational livespans of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. TELKOM maintains insurance coverage for TELKOM-1 satellite. As of December 31, 2004, such coverage was US$51.6 million, in the event of a total loss of the satellite. In connection with its planned launch of the TELKOM-2 satellite, TELKOM has procured insurance coverage to cover both the satellite and the launch services. With regard to the TELKOM-2 satellite, TELKOM has procured (i) a satellite launch and in-orbit insurance providing coverage of US$79.3 million to cover the event of a total loss of the satellite in the period between lift-off and up to one year in orbit, and (ii) post separation and in-orbit insurance coverage of US$71.0 million to cover the event of a total loss in the period between the separation of the satellite from the launcher up to one year in orbit. With regard to launch services, TELKOM has procured a launch risk guarantee from Arianespace that provides reflight in the event of a launch failure in the period between lift-off and separation. However, the loss of its satellites and the failure to launch the new satellite may have a material adverse effect on TELKOM’s financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently relies largely on satellite coverage for telecommunication services.

TELKOM is subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.
      There may be less publicly-available information about Indonesian public companies, including TELKOM, than is regularly disclosed by public companies in countries with more mature securities markets. TELKOM’s audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 56(1) to TELKOM’s consolidated financial statements.

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
ITEM 4.     INFORMATION ON THE COMPANY
A.  History and development of the Company
      TELKOM, a majority state-owned company, is the principal provider of fixed line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company’s purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.
      In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephone services were first made available in Indonesia in 1882 and, until 1906, were provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company to provide postal and telecommunications services in Indonesia, apart from services in Sumatera, which were transferred in the 1970’s. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro and PN Telekomunikasi. In 1974, PN Telekomunikasi was further divided into two state-owned companies, Perusahaan Umum Telekomunikasi (“Perumtel”) to provide domestic and international telecommunications services and PT Industri Telekomunikasi Indonesia Tbk (“PT INTI”), to provide telecommunications equipment manufacturing. In 1980, the international telecommunications business was transferred to Indosat.
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
      On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares have also been publicly offered without listing on the Tokyo Stock Exchange. TELKOM is currently one of the largest companies by market capitalization in Indonesia, with a market capitalization of approximately Rp.97,272 billion as of December 31, 2004 and of approximately Rp.93,740 billion as of May 31, 2005. The Government currently has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM. The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.
      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM leading to certain disputes. As a result, TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI, and amended the terms of the KSO agreement with its KSO partner in region IV to obtain legal right to control financial and operating decisions of Regional Division IV.

•	In 2001, TELKOM acquired 90.32% of the shares of its KSO partner for Regional Division VI, Dayamitra, purchased a call option and granted a put option with respect to the 9.68% remaining shares of Dayamitra and subsequently, on December 14, 2004, exercised the call option to acquire such remaining shares.

•	In 2002, TELKOM entered into an agreement to acquire 100% of the shares of its KSO partner in Regional Division I, Pramindo. Under the terms of its agreement with Pramindo, TELKOM agreed to acquire the shares of Pramindo in three tranches, beginning August 2002 (30%), with TELKOM also obtaining management control of Pramindo in August 2002. TELKOM acquired a further 15% in September 2003 and the remaining 55% was acquired on March 15, 2004. As of the date of this Annual Report, TELKOM legally owns 100% of Pramindo.

•	In 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest and settled its arbitration proceeding with AriaWest.

•	On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO agreement, the rights to operate fixed-line telecommunication services in KSO IV region are transferred to TELKOM and KSO IV is operated under the management, supervision, control and responsibility of TELKOM. In addition, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV. MGTI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to MGTI and operating expenses. If the KSO IV unit is unable to or does not for any reason pay MGTI the fixed monthly payments due to it, TELKOM is obligated to make up any deficiency. At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to TELKOM at no cost. As a result of the amended and restated KSO agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division IV for a purchase price of US$390.7 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination.

For a more complete description of the foregoing transactions and TELKOM’s KSO arrangements, see Item 10. “Additional Information — C. Material Contracts” and Item 4. “Information on the Company — B. Business Overview — Joint Operation Scheme (KSO).”
      In 1999, the Government passed Telecommunications Law No. 36 which became effective in September 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the prior telecommunications law, TELKOM and PT Indonesian Satellite Corporation (“Indosat”) maintained joint ownership in most telecommunications companies in Indonesia. The Governments reforms called for the progressive elimination of these joint shareholdings to promote competition. As a result, in 2001, TELKOM acquired Indosat’s 35% interest in Telkomsel, resulting in TELKOM owning 77.72% of the shares of Telkomsel and Indosat acquired TELKOM’s 22.5% interest in Satelindo and 37.7% interest in Lintasarta. In 2002, TELKOM sold 12.72% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), resulting in TELKOM’s ownership being reduced to 65% of the shares of Telkomsel. For a more complete description of the foregoing transactions, see Item 10. “Additional Information — C. Material Contracts.”
      Pursuant to the Telecommunications Law, the Government as of August 1, 2001 terminated the exclusive rights of TELKOM to provide fixed line services in Indonesia and Indosat to provide international direct dial services. TELKOM’s exclusive right to provide domestic local service was terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. On May 13, 2004, TELKOM received its commercial license to provide IDD fixed line services and began offering such services on June 7, 2004. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of the date of this Annual Report, Indosat only offers this service in limited areas, but is expected to expand service coverage to additional cities in Indonesia. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
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
B.  Business Overview
General
      TELKOM is the main provider of fixed line telecommunications services in Indonesia and is the majority owner of Telkomsel, which is the largest Indonesian mobile cellular operator, as measured by subscribers and revenue. The Company also provides a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. TELKOM reports revenues in the following categories:

•	Fixed lines (which consists of fixed wireline and fixed wireless);

•	Cellular;

•	Joint Operation Schemes (KSO);

•	Interconnection;

•	Network;

•	Data and Internet;

•	Revenue-Sharing Arrangements; and

•	Other Telecommunications Services (including revenues from telephone directory services and building management services).
      For segment reporting purposes, TELKOM has three segments: (i) fixed lines, (ii) cellular and (iii) other. See Note 48 to the consolidated financial statements. The fixed line segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.
      For 2004, no single customer, other than interconnection customers, accounted for more than 1% of TELKOM’s total operating revenues and TELKOM’s top 100 customers, other than interconnection customers, together accounted for more than 5% of its total operating revenues. For the purpose of calculating operating revenues, TELKOM treats each state-owned enterprise owned by the Government as a single customer.
      TELKOM’s business does not experience significant seasonality.
Fixed Line Services
      Fixed line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed line services in Indonesia. In 2004, TELKOM provided fixed line services in Divisions I, II, III, IV, V and VI. In 2004, revenues from fixed line services in these divisions contributed Rp.10,645.0 billion (US$1,145.9 million), or 31.4% of total operating revenues. Beginning January 20, 2004, when TELKOM acquired Regional Division IV, TELKOM began providing fixed line services in Division IV. Fixed line services in Division VII continue to be provided through KSO, a joint operation arrangement, and revenue to TELKOM from KSO VII is reported under Joint Operation Schemes. See “— Joint Operation Scheme” below.
      Fixed line subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local and domestic long-distance services. Usage charges are generally uniform nationwide and are based on call distance, call duration and the time of day at which calls are made. In addition, subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance, which are billed on a monthly basis.
      TELKOM has historically been the principal provider of fixed line services and Indosat has historically been the principal provider of international direct dial services in Indonesia. However, the Government as of August 1, 2002 has terminated TELKOM’s exclusive rights to provide local fixed line services and Indosat’s exclusive rights to provide international direct dial services, and the MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, the Government issued TELKOM’s commercial license to provide IDD fixed line services and Indosat’s commercial license to provide DLD fixed line services. As a result, TELKOM and Indosat now engage in competition with each other in the markets for these services.
     CDMA Fixed Wireless
      In December 2002, TELKOM began offering a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2004, was available in 192 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrently with its use of CDMA fixed wireless technology for the development of its fixed line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network and expand its TELKOMFlexi service to other cities and regions in Indonesia. As of December 31, 2004, TELKOM had 1,139 BTSs and 2,470,929 line units deployed, of which 1,057 BTSs and 2,213,579 line units were financed by TELKOM and 82 BTSs and 257,350 line units were established under the RSA scheme. As of December 31, 2004, TELKOM had 1,429,368 TELKOMFlexi subscribers (including 63,005 subscribers in areas financed by RSA schemes).
      TELKOMFlexi revenues are reported under fixed line services. These revenues are being reported as fixed line revenues because this business is being conducted pursuant to TELKOM’s fixed line license. See “— Regulation” below.
      TELKOMFlexi subscribers have the option of postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local domestic-long distance and international services, which charges are generally the same as those paid by fixed line subscribers. Prepaid subscribers are required to purchase starterpacks containing RUIM cards and vouchers or refills, and pay only usage charges, which are typically higher than those paid by postpaid subscribers. Prepaid subscribers may purchase a Rp.35,000 starterpack, which include a Rp.50,000 voucher, or Rp.80,000 starterpack, which includes a Rp.100,000 voucher. Refills are made through purchasing vouchers, or through voucherless electronic and ATM channels, in amounts ranging from Rp.10,000 to Rp.500,000, depending on the refill method used. Vouchers and refills purchased remain active for limited periods from the date of purchase, ranging from 15 days for a Rp.10,000 voucher or refill to 210 days for a Rp.500,000 voucher or refill. TELKOM generally provides a 30-day grace period after the expiry of the active period in which only incoming calls are allowed.
      TELKOMFlexi subscribers are also provided with a number of value-added features, such as SMS, WAP, a web portal, voicemail and information services, such as billing, directory assistance and other content services. The revenues from these services are reported in the Data and Internet category. See “— Data and Internet Services” below. Customers generally have all features offered by cellular services except roaming to other local area codes and internationally. In June 2004, TELKOM launched a “FlexiCombo” service which allows each subscriber to have up to three telephone numbers, with each number assigned for use in one of three different cities, but without local area code or international roaming. As of December 31, 2004, the “Flexicombo” service was available in 130 cities.

IDD Services
      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004. TELKOM began offering IDD services, under the brand name “Telkom International Call 007”, or “TIC 007,” on June 7, 2004. TELKOM reports its IDD revenues under international interconnection revenues as this service requires interconnection between TELKOM and network operators in other countries. See “— Interconnection Services” below. Through its VoIP service, which is known as “TelkomGlobal 017”, TELKOM already provides international call services based on VoIP technology. TELKOM records its revenues from the VoIP service under “Data and Internet Services” as this service uses IP and data-based infrastructure. See “— Data and Internet Services” below.

Cellular Services
      TELKOM provides its mobile cellular services through its 65%-owned subsidiary Telkomsel. Cellular revenues grew by 23.2% from Rp.8,458.8 billion (US$1,002.2 million), or 31.2% of TELKOM’s total operating revenues, for the year ended December 31, 2003 to Rp.10,421.3 billion (US$1,121.8 million), or 30.7% of TELKOM’s total operating revenues, for the year ended December 31, 2004. Over the same period, the total number of Telkomsel’s mobile cellular subscribers (pre-paid and post-paid) increased by 69.8% from approximately 9.6 million at the end of 2003 to approximately 16.3 million as of December 31, 2004. Of the total subscribers as of December 31, 2004, approximately 15.0 million were pre-paid and approximately 1.3 million were post-paid. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 54% share of the GSM cellular market in Indonesia as of December 31, 2004, compared to an estimated 51% market share as of December 31, 2003.
      Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through the networks of 356 international roaming partners in 145 countries as of the end of 2004. As of December 31, 2004, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population and more than 650 cities.
      Telkomsel provides its subscribers with the option of a prepaid service under the brand name “SimPATI Nusantara,” or a postpaid service under the brand name “KartuHALO.” In May 2004, Telkomsel launched a new prepaid brand “Kartu As,” which is intended to target the lower segment of the market as well as customers who travel frequently within Indonesia, by offering free domestic roaming and lower tariffs on local and domestic long-distance calls, with no difference between tariffs for calls during peak and off-peak hours. Telkomsel also offers tailor-made postpaid services for corporate customers and a postpaid family service under the brand name “HALOkeluarga.”
      Generally, postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for roaming, SMS, local, domestic-long distance and international services. Beginning April 2004, postpaid subscribers can also choose among the following options: (a) free national roaming; (b) 150 free SMS per month; or (c) waiver of the monthly subscription charge.
      Prepaid customers purchase a starter package, the price of which starts at Rp.25,000 for Kartu As customers and Rp.25,000 for SimPATI customers, depending on the value of the pre-paid voucher included in the package. For Kartu As customers, the Rp.25,000 starter package contains a SIM card and a voucher worth Rp.25,000. For SimPATI customers, the Rp.25,000 starter package contains a SimPATI SIM card and a voucher worth Rp.15,000. SimPATI subscribers can buy pre-paid vouchers ranging in value from Rp.20,000 to Rp.1,000,000 to increase the value of their SIM cards, while Kartu As subscribers can buy prepaid vouchers of either Rp.20,000 or Rp.50,000. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14-digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. Kartu As and SimPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centers and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, via telephone banking and over the Internet. In June 2004, Telkomsel introduced a new electronic refill service called “M-KIOS” which allows prepaid customers to refill with a mobile handset as the transaction terminal through secure means. In September 2004, Telkomsel introduced an automatic refill service that permits payments through VISA credit cards, pursuant to which a prepaid customer can elect to have a prepaid account refilled automatically in one of the following ways: (i) whenever the prepaid account balance falls below Rp.10,000; (ii) a fixed amount monthly; or (iii) on demand, through SMS. The prepaid customer credits generally have a predetermined expiry date and irrespective of usage will expire on such date, although in August 2004, Telkomsel introduced a “Kartu As always On” package under which prepaid customer credits do not expire but a minimum monthly usage of Rp.25,000 is required, or failing which a charge amounting to the shortfall is imposed.

      Provided that they meet certain credit-related eligibility requirements, SimPATI customers may sign up for Telkomsel’s post-paid KartuHALO services at any time without having to change their telephone numbers. While Kartu As and SimPATI customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers.
      Telkomsel also offers cellular users value added services such as SMS, international roaming, GPRS, MMS, multi-party calling, call forwarding, call waiting, caller number display and non-display, ring back tone (which allows callers to the subscriber of the ring back tone service to hear a pre-selected ringing tone), mobile banking, SMS to e-mail services and other personal mobile data services, the revenues from which are reported in the Data and Internet category. See “— Data and Internet Services” below.
      The following table sets forth selected historical information on Telkomsel’s subscriber base for the periods indicated:

	As of or for the
	Year Ended December 31,

	2002	2003	2004

Cellular subscribers(1)
KartuHALO (Postpaid)	923,005	1,007,034	1,327,549
SimPATI (Prepaid)	5,087,767	8,581,773	11,557,758
Kartu As (Prepaid)	—	—	3,405,201
Deactivations(2)
KartuHALO (Postpaid)	279,648	265,355	317,020
SimPATI (Prepaid)	470,298	2,823,025	8,470,819
Kartu As (Prepaid)	—	—	824,489
Average monthly churn rate(3)
KartuHALO (Postpaid)	2.5%	2.3%	2.3%
SimPATI (Prepaid)	1.1%	4.0%	6.8%
Kartu As (Prepaid)	—	—	5.0%
ARPU(4)
KartuHALO (Postpaid) (Rp.’000)	298	314	304
SimPATI (Prepaid) (Rp.’000)	103	95	84
Kartu As (Prepaid)	—	—	48

(1)	Prepaid subscribers may purchase SIM-cards and refill vouchers with values ranging from Rp.20,000 to as much as Rp.1,000,000. For Kartu As, the voucher values are Rp.20,000 and Rp.50,000. The following table shows the respective active periods for Telkomsel’s SimPATI prepaid packages:

Period during which
subscribers will have
SimPATI Value of Voucher	access to services

Rp.20,000	45 days
Rp.50,000	60 days
Rp.100,000	90 days
Rp.150,000	150 days
Rp.200,000	180 days
Rp.300,000	210 days
Rp.500,000	240 days
Rp.1,000,000	270 days

(2)	Includes voluntary and involuntary deactivations.
(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.
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

     In June 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2004, EDGE was available in Jakarta and Surabaya.

Joint Operation Scheme
      TELKOM and its remaining KSO partner, PT Bukaka SingTel International, provide fixed line and other services in Regional Division VII. Until January 20, 2004, when TELKOM acquired Regional Division IV, TELKOM and its KSO partner, MGTI, provided fixed line and other services in Regional Division IV. In 2004, TELKOM’s revenues from KSO divisions in Regional Division VII and Regional Division IV before its consolidation (including, in each case, amortization of unearned initial investor payments) contributed Rp.656.6 billion (US$70.7 million), or 1.9% of total operating revenues.
      TELKOM entered into agreements to establish the KSOs in 1995 and pursuant to such agreements transferred the right to operate Regional Divisions I, III, IV, VI and VII to private sector consortia, each of which involved one or more prominent international telecommunications operators. TELKOM then retained the right to operate divisions II and V, its two largest divisions. The KSO Agreements provided for the relevant KSO partner to manage and operate the Regional Division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for a pre-determined agreed amount of compensation. The KSO Agreements also provided for TELKOM to receive the following: (a) a one-time initial payment from the KSO partners; (b) guaranteed minimum monthly payments or Minimum TELKOM Revenues (“MTR”); and (c) additional monthly revenue sharing payments or Distributable TELKOM Revenues (“DTR”) from the revenues of the KSO Unit after payments of MTR and certain operating expenses. The KSO partners were granted licenses to provide fixed line services in the respective regions.
      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM. In order to assist the KSO partners in meeting their obligations and to maintain the continuity of the KSO Agreements, all of the KSO partners entered into a Memorandum of Understanding with TELKOM on June 5, 1998 which reduced the minimum line construction obligations of the KSO partners, decreased TELKOM’s share of KSO revenues for 1998 and 1999 and cancelled TELKOM’s option to purchase the assets of the KSO before the end of the KSO period. Beginning January 1, 2000, the parties reverted to the terms of the original KSO agreements with respect to MTR and DTR payments. Due to the severity of the crisis, these measures did not solve the significant difficulties faced by the KSO partners and TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in Regional Divisions I, III and VI, and amended the terms of the KSO Agreement with respect to Regional Division IV to acquire control of the KSO IV operations.

      TELKOM’s portion of KSO revenues for the last three years (2002 — 2004) are indicated in the following table:

	2002		2003		2004

KSO Division	MTR	DTR	MTR	DTR	MTR	DTR

	(Rp. in billion)		(Rp. in billion)		(Rp. in billion)
Division I (Sumatera)(1)	296.3	197.3	—	—	—	—
Division III (West Java and Banten)(2)	390.1	157.8	242.4	90.0	—	—
Division IV (Central Java)(3)	387.5	183.2	404.3	184.6	35.2	15.7
Division VI (Kalimantan)(4)	—	—	—	—	—	—
Division VII (Eastern Indonesia)	245.8	262.7	253.2	308.4	260.8	333.8

Total	1,319.7	801.0	899.9	583.0	296.0	349.5

(1)	TELKOM consolidated Regional Division I (Sumatera) from August 2002, following an agreement to acquire 100% of the equity interest in and control of Pramindo on August 15, 2002. For 2002, the numbers included in this table for Regional Division I represent the MTR and DTR generated by Regional Division I from January 1, 2002 to July 31, 2002. TELKOM consolidated Rp.364.4 billion, Rp.2,022.5 billion and Rp.2,176.8 billion of operating revenues from Regional Division I in 2002, 2003 and 2004, respectively.
(2)	For 2003, MTR and DTR are from January 1 to July 31, 2003. TELKOM consolidated Regional Division III (West Java and Banten) from July 31, 2003 following the acquisition of a 100% equity interest in AriaWest on July 31, 2003. TELKOM consolidated Rp.377.9 billion of operating revenues from Regional Division III (West Java and Banten) from July 31, 2003 through December 31, 2003 and Rp.1,016.8 billion in 2004.
(3)	On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV (Central Java). See Item 10. “Additional Information — C. Material Contracts — PT Mitra Global Telekomunikasi Indonesia.” As a result of the amended and restated KSO agreement, TELKOM acquired Regional Division IV. TELKOM consolidated Rp.1,398.0 billion of operating revenues from Regional Division IV (Central Java) from February 1, 2004 through December 31, 2004. For 2004, MTR and DTR for Regional Division IV represent MTR and DTR generated by Regional Division IV in January 2004.
(4)	TELKOM consolidated Regional Division VI (Kalimantan) following the acquisition of a 90.32% equity interest in Dayamitra on May 17, 2001. TELKOM consolidated Rp. 323.4 billion, Rp.763.8 billion and Rp.802.4 billion of operating revenues from Regional Division VI (Kalimantan) in 2002, 2003 and 2004, respectively.
     The following describes the developments in recent years in which TELKOM acquired or entered into agreements to acquire control of its KSO partners in Regional Divisions I, III and VI, and amended the terms of the KSO Agreement with respect to Regional Division IV to acquire control of the KSO IV operations.
      On April 19, 2002, TELKOM entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid up share capital of its KSO partner in Regional Division I, Pramindo. Under the terms of the agreement, TELKOM agreed to acquire the shares of Pramindo in three tranches: in August 2002 (30%), September 2003 (15%) and December 2004 (55%). TELKOM has provided US$384.4 million in its accounts as the aggregate consideration for this transaction. Of the US$384.4 million, TELKOM made an initial payment of US$9.3 million (Rp.82 billion) in August 2002 and issued promissory notes (series I and II) dated August 2002 for the remaining amount. The agreement granted the selling shareholders a number of protective rights and was conditional upon TELKOM meeting its payment obligations under the promissory notes. The series I promissory notes had a face value of approximately US$372.2 million, while the aggregate amount of the series II promissory notes was estimated to be approximately US$2.9 million. The promissory notes were payable in ten unequal quarterly installments through December 2004 which were funded by monthly amounts transferred by TELKOM to an escrow account. Under the agreement, TELKOM also provided a loan of US$86 million (Rp.765 billion) to Pramindo which was used to repay loans from the IFC, one of the selling shareholders. TELKOM also made an additional payment of Rp.250 billion in respect of a working capital reimbursement to the selling shareholders. TELKOM obtained control of Pramindo as of the closing in August 2002. On January 28, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004 TELKOM used the loan proceeds to repurchase the outstanding promissory notes that were due on

June 15, 2004, September 15, 2004 and December 15, 2004. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own. As of the date of this Annual Report, TELKOM beneficially owns 100% of Pramindo.
      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (including interest of US$25.0 million) on behalf of AriaWest and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement settling claims and disputes involving alleged material breaches of the KSO Agreement by each party. Pursuant to the settlement agreement, TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million. As a result of the acquisition of AriaWest and the settlement of the ICC arbitration in 2002, for the year ended December 31, 2002 TELKOM reversed the provision of Rp.511.9 billion which was previously made with respect to certain receivables from KSO Unit III and accrued the settlement amount of Rp.179.0 billion in its consolidated financial statements for the year ended December 31, 2002. The ICC arbitration proceeding was settled as of July 31, 2003. On December 30, 2004, TELKOM fully repaid the balance of the AriaWest loan that it assumed, amounting to US$151.9 million (including principal due in December 2004 of US$24.6 million and interest of US$4.3 million).
      In 2001, TELKOM entered into an agreement with Indosat pursuant to which Indosat agreed, subject to the satisfaction of certain conditions precedent, to acquire TELKOM’s assets in Regional Division IV for US$375 million. This agreement was part of the cross-ownership transaction in 2001. The closing was subject to several conditions precedent including (i) obtaining necessary approvals of the KSO investors and certain lenders to the KSO; (ii) the resolution to the satisfaction of Indosat of disputes relating to TELKOM’s liabilities to the KSO investors under the KSO agreement and the KSO construction agreement; (iii) Indosat or its nominee obtaining authorization or license from the Government to own and operate a public switching telecommunications fixed line and fixed wireless network in the KSO Territory; (iv) the parties having identified and agreed on the asset register of the KSO; and (v) the parties having agreed on the arrangements for the transfer of employees to Indosat. In February 2002, TELKOM and Indosat announced the cancellation of the acquisition as certain conditions precedent had not been satisfied. The acquisition was cancelled primarily because Indosat and TELKOM were unable to agree on appropriate arrangements for the transfer of TELKOM’s employees to Indosat due to the substantial resistance from TELKOM’s employees. As a result of the cancellation of the acquisition, TELKOM paid US$198 million to Indosat, which represented the net balance of TELKOM’s payment obligations as a result of certain other cross-ownership transactions between TELKOM and Indosat. Such net balance of US$198 million was originally intended to be set off from the US$375 million to be paid by Indosat to TELKOM for the acquisition of TELKOM’s assets in Regional Division IV, but became payable by TELKOM to Indosat as a result of the cancellation of the acquisition. The net balance of US$198 million was calculated as follows:

US$’million

Acquisition of Telkomsel by Telkom	(945)
Sale of Satelindo to Indosat	186
Sale of Lintasarta to Indosat	38
Amount paid in advance by Telkom for acquisition and sales of the above entities	523

Net amount to be settled by Telkom	(198)

      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO agreement, the rights to operate fixed-line telecommunication services in KSO IV region are transferred to TELKOM and KSO IV is operated under the management, supervision, control and responsibility of TELKOM. In addition, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV. MGTI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to MGTI and operating expenses. If the KSO IV unit is unable to or does not for any reason pay MGTI the fixed monthly payments due to it, TELKOM is obligated to make up any deficiency. At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to TELKOM at no cost. As a result of the amended and restated KSO agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division IV for a purchase price of US$390.7 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517.1 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination. TELKOM has accounted for this transaction as a business combination using the purchase method of accounting in 2004.
      On May 17, 2001, TELKOM acquired 90.32% of the issued and outstanding shares of its KSO partner for Regional Division VI, Dayamitra, and purchased a call option and granted a put option with respect to the 9.68% remaining shares of Dayamitra, for an aggregate consideration of approximately US$130.8 million (including a US$8.9 million post-closing working capital adjustment to the purchase price, and excluding consultants’ fees of approximately US$3.3 million, which was capitalized as part of the acquisition cost) which was to be paid in installments. TELKOM paid an initial amount of US$18.3 million on May 17, 2001, the US$8.9 million post-closing working capital adjustment to the purchase price on August 10, 2001 and the balance US$103.6 million in eight quarterly installments of approximately US$12.9 million between August 17, 2001 and May 17, 2003. On December 14, 2004, TELKOM exercised its call option to acquire the remaining 9.68% of the shares of Dayamitra with a strike price of US$16.2 million. The purchase price for 9.68% shares of Dayamitra was US$22.1 million (Rp.203 billion), which represents the present value of the option strike price of US$16.2 million to be paid to an escrow account from December 26, 2004 through March 26, 2006, plus the option purchase price of US$6.3 million and payment for Dayamitra’s adjusted working capital of US$1.0 million.
      On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, PT Bukaka SingTel International (“Bukaka SingTel”), entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 1x in KSO VII region. On January 14, 2003, TELKOM and Bukaka SingTel entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Regional Division VII (the “Co-Operation Agreement”) that implemented the terms of the Memorandum of Understanding. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.2 million and Rp. 28.4 billion for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka SingTel. The new facilities are expected to be completed by 2006, with TELKOM and Bukaka SingTel sharing the revenues generated by these new facilities. See Item 10 “Additional Information — C. Material Contracts.”
      TELKOM consolidated Dayamitra in 2001, Pramindo in 2002 and AriaWest in 2003, upon acquisition of a majority ownership interest or control in those KSO partners. In addition, under the amended and restated KSO Agreement with respect to Regional Division IV entered into on January 20, 2004, TELKOM consolidated the operating results of KSO IV from February 1, 2004, being the nearest convenient balance date. Accordingly, the revenue sharing percentage in those KSOs is no longer relevant. As of December 31, 2004, PT Bukaka SingTel International is the only remaining KSO partner that has not been acquired or is not controlled by TELKOM. The following table sets forth certain information regarding KSO VII as of December 31, 2004, which has been derived from the KSO Agreements, amendments to the KSO Agreements and other related sources.

Division VII

KSO Partner	PT Bukaka SingTel International
Shareholders in the KSO partner: Foreign telecommunications operator	Singapore Telecom International Pte. Ltd. (40.00%)
Indonesian and other shareholders	PT Bukaka Telekomindo International (51.50%); Transpac Capital (8.50%)
Revenue Sharing (TELKOM: KSO Partner)	35 : 65
End of KSO Period	2010

Interconnection Services
      TELKOM receives revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with TELKOM’s network. In 2004, revenues from interconnection services contributed Rp.6,188.0 billion (US$666.1 million), or 18.2% of total operating revenues.
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
      In 2005, as a result of new regulations regarding DLD and IDD services, and the expected implementation of the cost-based interconnection scheme to be announced by the Government, TELKOM expects to amend all of its interconnection agreements with other domestic network operators to adjust, among other provisions, routing procedures, network configuration and interconnection fees in accordance with the cost-based interconnection scheme.

      TELKOM’s interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	2,040.4	2,355.4	2,830.9	3,463.7	4,235.1
Outgoing paid minutes	1,721.1	2,689.3	3,854.5	4,872.1	6,448.0

Subtotal	3,761.5	5,044.7	6,685.4	8,335.8	10,683.1
Fixed Line Interconnection(2)
Incoming paid minutes	102.6	115.6	128.4	130.1	136.7
Outgoing paid minutes	42.6	34.7	39.6	30.9	51.1

Subtotal	145.2	150.3	168.0	161.0	187.8
Satellite Phone Interconnection
Incoming paid minutes	—	2.4	12.6	16.1	14.7
Outgoing paid minutes	—	0.5	5.6	7.5	8.2

Total paid minutes	—	2.9	18.2	23.6	22.9
International Interconnection(3)
Incoming paid minutes	345.8	286.8	303.3	444.1	247.1
Outgoing paid minutes	250.6	241.9	200.3	149.7	99.6

Total paid minutes	596.4	528.7	503.6	593.8	346.7
Total
Incoming paid minutes	2,488.8	2,760.2	3,275.2	4,054.0	4,633.5
Outgoing paid minutes	2,014.3	2,966.4	4,100.0	5,060.2	6,606.9

Total paid minutes	4,503.1	5,726.6	7,375.2	9,114.2	11,240.4

(1)	Includes interconnection with Telkomsel.

(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), BBT, and for 2004, Indosat.

(3)	International interconnection minutes are derived from interconnection with Indosat’s international network, which does not include minutes from mobile cellular and fixed wireless operators that interconnect directly with international gateways.
     TELKOM’s paid minutes from Telkomsel for 2000 – 2004 are set forth in the following table.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(millions of minutes)
Incoming paid minutes	1,025.0	1,289.9	1,672.6	2,011.8	2,354.1
Outgoing paid minutes	771.0	1,266.0	2,001.6	2,610.3	3,422.1
      On June 7, 2004, TELKOM began offering IDD fixed line services under the brand name “TIC 007.” Revenues from IDD services are reported as international interconnection revenues. In order to facilitate interconnection of international calls, TELKOM has entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM does not have agreements with telecommunication operators in each of its IDD destinations, TELKOM has entered into agreements with certain major carriers such as Singapore Telecommunications Limited (“SingTel”), Telekom Malaysia Berhad (“Telekom Malaysia”), MCI WorldCom (“MCI”) and others for such operators to act as hubs to route international calls to their destinations.

Network Services
      TELKOM provides satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. In 2004, revenues from network services contributed Rp.654.3 billion (US$70.4 million), or 1.9% of total operating revenues. TELKOM’s customers for network services include businesses and other telecommunications operators. Customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.

Data and Internet Services
      TELKOM provides SMS for fixed line, fixed wireless and cellular phones, dial-up and broadband Internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services. In 2004, revenues from data and Internet services contributed Rp.4,808.7 billion (US$517.6 million), or 14.2% of total operating revenues.
      In October 2004, TELKOM introduced a premium prepaid dial-up Internet access service. In 2004, an average of 456,648 telephone subscribers accessed its TELKOMNet Instan and premium prepaid dial-up Internet service per month, representing an increase of 24.7% over the prior year. Subscribers utilized a total of 2.5 billion minutes of TELKOMNet Instan and premium prepaid dial-up service in 2004, of which 131,673 minutes constituted premium prepaid dial-up Internet access. As of December 31, 2004, TELKOM also had 10,710 broadband Internet access subscribers, which was available in Jakarta and Surabaya.
      In September 2002, TELKOM began offering a premium VoIP international calling service under the name “TELKOMGlobal-017” and a standard VoIP international calling service under the name “TELKOMSave” and TELKOM is currently providing both services in several cities in Indonesia. As of December 31, 2004, TELKOM’s VoIP services allowed subscribers access to 634 destination points in 235 countries through agreements which TELKOM has entered into with five global carriers and wholesalers that allow TELKOM to access their international networks. VoIP is a low-cost phone service that is accessed by dialing a special international long-distance prefix. Currently, the access code for TELKOM’s VoIP service is “017.” On March 11, 2004, the MoC issued Decree No. 28/2004 and Decree No. 31/2004, which stated that VoIP access codes must be changed from three digits to five digits (“010XY”), and on April 1, 2005, the MoCI announced that the five digit VoIP access codes must be implemented by all operators by December 31, 2005.
      The Company plans to increase the number of access points in Indonesia and abroad from which its customers are able to access its VoIP services. In 2004, an average of 9,235,832 minutes call used either TELKOMSave or TELKOMGlobal each month, representing an increase of 55.4% over the prior year.
      Certain information about TELKOM VoIP services is set forth in the following table:

Item	TELKOMGlobal 017	TELKOMSave

Tariff	Up to 40% of normal IDD rate	Up to 60% of normal IDD rate
Dial	One stage	Two stage
Quality/ Technology	Premium VoIP	Standard VoIP

Revenue-Sharing Arrangements (PBHs)
      TELKOM has entered into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. In 2004, revenues from revenue-sharing arrangements amounted to Rp.280.6 billion (US$30.2 million), or 0.8% of TELKOM’s total operating revenues.

      As of December 31, 2004, the Company has 76 revenue-sharing arrangements with 59 partners. The revenue-sharing arrangements were located mostly in Palembang, Pekanbaru, Jakarta, Central Java and Surabaya with concession period ranging from 4 to 176 months.
      Under some revenue-sharing arrangements, the investors finance the costs incurred in constructing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and generally bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.
      Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.
      Under revenue-sharing arrangements entered into before October 2002, TELKOM guaranteed a specific internal rate of return for the investors. However, since October 2002, TELKOM’s no longer guarantees an internal rate of return in new revenue sharing arrangements it enters into. In February 2004, TELKOM began implementing its Penyediaan Pengembangan Layanan Telekomunikasi (“PPLT”) program in the Regional Divisions that it controls. Pursuant to the PPLT program, division heads are allowed to enter into agreements for the development of telecommunications facilities with partners within each regional division. In deciding what agreements to enter into, division heads are required to consider certain business factors and act within specified parameters. Priority is also being given to the development of CDMA facilities.

Other Telecommunications Services
      TELKOM also provides a variety of other services, such as:

•	telephone directory, which TELKOM provides through its majority-owned subsidiary, Infomedia;

•	cable and pay television and related services, which it provides through its majority-owned subsidiary, Indonusa; and

•	telex and telegram services.
      In 2004, revenues from other telecommunications services amounted to Rp.293.2 billion (US$31.6 million), or 0.9% of TELKOM’s total operating revenues.
Network Infrastructure

Fixed line Network and Backbone
      Fixed Line Network. TELKOM’s fixed line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. All of TELKOM’s switching facilities at the local and trunk exchanges are now digital. TELKOM believes that this substantially increases network efficiency, performance and call routing flexibility.
      TELKOM’s total number of fixed lines in service in all divisions, including for fixed wireless access, and those lines in KSO divisions which are owned by the KSO partners and will be transferred to TELKOM at the end of the KSO period, has increased from approximately 8.48 million as of December 31, 2003 to approximately 9.99 million as of December 31, 2004, of which approximately 6.57 million were for residential customers, approximately 2.98 million were for business customers, approximately 13,188 were for social customers (which include churches, hospitals, schools and government offices), and approximately 423,533 were for public telephones, including kiosk phones, or public phones.
      The following table sets forth statistics relating to TELKOM’s fixed line network since 2000, which includes both its fixed wireline network, as well as its fixed wireless networks which commenced operations in December 2002:

	As of or for the Year Ended December 31,

	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)

Operating Statistics
Exchange capacity
Non-KSO Divisions	4,515,615	5,135,108	6,643,688	8,476,816	10,739,531
KSO Divisions(10)	3,946,407	3,669,336	2,459,950	1,670,005	1,134,165

Total	8,462,022	8,804,444	9,103,638	10,146,821	11,873,696
Installed lines
Non-KSO Divisions	4,086,298	4,725,268	6,165,770	7,894,532	10,556,211
KSO Divisions(10)	3,581,779	3,316,406	2,234,892	1,664,220	1,111,716

Total	7,668,077	8,041,674	8,400,662	9,558,752	11,667,927
Lines in service(6)
Non-KSO Divisions	3,610,363	4,270,243	5,710,427	7,030,049	9,032,650
KSO Divisions(10)	3,052,242	2,948,695	2,039,608	1,449,066	956,068

Total	6,662,605	7,218,938	7,750,035	8,479,115	9,988,718
Lines in service per 100 inhabitants
Non-KSO Divisions	5.7	5.6	4.6	4.4	4.3
KSO Divisions(10)	2.0	2.0	2.0	1.9	2.9

Combined	3.1	3.3	3.5	3.5	4.1

Subscriber lines
Non-KSO Divisions	3,394,075	4,005,106	5,394,940	6,679,173	8,636,544
KSO Divisions(10)	2,923,223	2,831,168	1,952,226	1,392,152	928,641

Total	6,317,298	6,836,274	7,347,166	8,071,325	9,565,185
Public telephones
Non-KSO Divisions	216,288	265,137	315,487	350,876	395,368
KSO Divisions(10)	129,019	117,527	87,382	56,914	28,165

Total	345,307	382,664	402,869	407,790	423,533
Leased lines in service
Non-KSO Divisions(7)	3,300	4,973	8,193	8,213	8,887
KSO Divisions(10)	2,702	2,631	1,879	1,162	382

Total	6,002	7,604	10,072	9,375	9,269
Fixed wireline subscriber pulse production(8) (millions)
Non-KSO Divisions	28,231	34,342	44,340	50,848	58,314
KSO Divisions(10)	24,628	24,047	16,788	11,413	6,838

Total	52,859	58,389	61,128	62,261	65,152
Fixed wireless subscriber pulse production/ minutes(8)(11) (millions)
Non-KSO Divisions	—	—	14	214	1,020
KSO Divisions(10)	—	—	—	4	128

Total	—	—	14	218	1,148

	As of or for the Year Ended December 31,

	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)

Call completion rate (%)
Local
Non-KSO Divisions	77.0	75.8	75.8	76.8	78.6
KSO Divisions(10)	71.4	72.5	75.5	78.4	77.9

Combined	73.0	73.9	75.6	77.3	78.5
Domestic long-distance
Non-KSO Divisions	69.3	65.4	65.5	67.5	70.9
KSO Divisions(10)	64.5	85.6	68.1	74.7	74.9

Combined	65.8	65.7	66.6	69.5	71.5
Fault rate(9)
Non-KSO Divisions	0.4	0.8	4.6	4.4	3.4
KSO Divisions(10)	1.7	3.1	8.9	3.5	1.9

Combined	4.1	3.9	5.2	4.1	3.2
Lines in service per employee
Non-KSO Divisions	191	209	233	290	350
KSO Divisions(10)	163	174	201	220	270

Combined	177	193	223	275	340

(1)	For 2000, Non-KSO Divisions refer to Divisions II and V, while KSO Divisions refer to Divisions I, III, IV, VI and VII.
(2)	For 2001, Non-KSO Divisions refer to Divisions II, V and VI, while KSO Divisions refer to Divisions I, III, IV and VII.
(3)	For 2002, Non-KSO Divisions refer to Divisions I, II, V and VI, while KSO Divisions refer to Divisions III, IV and VII.
(4)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.
(5)	For 2004, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.
(6)	Lines in service comprise subscriber lines (including fixed wireless) and public telephone lines and include the following number of lines in service operated by TELKOM pursuant to revenue-sharing arrangements as of December 31, 2000: 409,818, 2001: 430,477, 2002: 443,316, 2003: 519,316 and 2004: 459,931.
(7)	Excludes leased lines for TELKOM’s network and multimedia businesses.
(8)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.
(9)	Faults per 100 connected lines per month. The calculation formula was changed in January 2002 to include indoor installation and mass fault. The previous measure of fault consisted of exchange and outdoor cable fault.

(10)	Divisions classified as KSO Divisions differ by year due to acquisitions in certain years. See footnotes (1) to (5) above.
(11)	Fixed wireless use was measured in subscriber pulse before 2004, and in minutes beginning 2004 due to the installation of new equipment, and are therefore not comparable between 2004 and previous years.
     The following table sets forth certain information relating to the Company’s (including KSOs) fixed line network in each of its operating divisions as of December 31, 2004:

				Division
	Division I	Division II	Division III	IV	Division V	Division VI	Division VII

			(West Java	(Central	(East		(East
	(Sumatra)	(Jakarta)	and Banten)	Java)	Java)	(Kalimantan)	Indonesia)	Total

Local exchange capacity	1,712,845	4,086,004	1,142,816	1,027,529	2,198,677	571,660	1,134,165	11,873,696
Total lines in service	1,450,512	3,314,659	872,455	874,583	2,018,409	501,294	956,806	9,988,718
Capacity utilization (%)	84.68	81.12	76.34	85.12	91.80	87.69	84.36	84.12
Installed lines(1)	1,765,940	3,910,413	1,120,743	1,009,495	2,120,910	628,710	1,111,716	11,667,927
Utilization rate	82.14	84.76	77.85	86.64	95.17	79.73	86.07	85.61
Employees(2)	3,947	6,805	2,117	2,170	2,990	1,011	3,538	22,578
Population (millions)(3)	54.33	30.27	26.54	46.21	38.32	14.32	33.23	243.23
TELKOM line penetration (%)(4)	2.67	10.95	3.29	1.89	5.27	3.50	2.88	4.11

(1)	Total for 2004 includes 257,350 CDMA fixed wireless line units established under RSA scheme.
(2)	Includes employees seconded to KSO in Division VII. Does not include employees for support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.
(3)	Source: Indonesian Central Bureau of Statistics (estimated figures).
(4)	TELKOM’s penetration based on the estimated population figures. Does not include Indosat’s fixed lines.
     CDMA Fixed Wireless. TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. As of December 31, 2004, TELKOMFlexi service was available in 192 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrent with its use of CDMA fixed wireless technology for the development of its fixed line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network. As of December 31, 2004, TELKOM had 1,139 BTSs and 2,470,929 line units deployed for its CDMA fixed wireless service, of which 1,057 BTSs and 2,213,579 line units were financed by TELKOM and 82 BTSs and 257,350 line units were established under the RSA scheme. As of December 31, 2004, TELKOM had 1,429,368 TELKOMFlexi subscribers (consisting of 1,366,363 subscribers in non-RSA areas and 63,005 subscribers in RSA areas).
      Backbone. TELKOM’s telecommunications network consists of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology. The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2004.

	Capacity	Percentage
	(number of	of total
Transmission medium	circuits)	capacity

Optical fiber cable	369,270	66.5
Microwave	109,980	19.8
Submarine cable	46,860	8.4
Satellite	29,590	5.3

Total	555,700	100.0

      For more information on TELKOM’s satellites, see “Other Network Infrastructure” below.

Mobile Cellular Network
      Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to more than 90% of Indonesia’s population and more than 650 cities as of December 31, 2004. Telkomsel currently operates a nationwide GSM/ DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services nationwide since October 2002. In February 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2004, EDGE was available in Jakarta and Surabaya.
      The Telkomsel network is an integrated network of (i) base transceiver stations containing transmitters, receivers and other equipment that communicate by radio signals with cellular telephone handsets within the range of the base transceiver station, (ii) digital switch centers that route calls to the proper destinations and (iii) transmission facilities that link the digital switch centers to other cell sites. The various components of the network are connected primarily by microwave transmission, trunk lines owned by Telkomsel and other fixed lines. In addition, through agreements with TELKOM,

Telkomsel leases certain of TELKOM’s facilities, including leased lines, integrated management system and information system facilities, land, sites and towers. As of December 31, 2004, Telkomsel’s digital network had 6,205 BTSs, 84 cellular switching centers, 195 base station controllers and 49,332 transmitting and receiving exchanges, with an overall network capacity capable of supporting 17.9 million subscribers.
      For each of the years ended December 31, 2002, 2003 and 2004 Telkomsel made capital expenditures for the development and expansion of its cellular network of approximately Rp.4,531.0 billion, Rp.5,348.8 billion and Rp.4,982.7 billion (US$536.4 million), respectively.
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

Data Networks
      TELKOM began operating data network services in 1997 and has since continued to develop and expand its network progressively. As of December 31, 2004, TELKOM’s IP-based network covered most of the metropolitan areas of Indonesia, with routers in 175 nodes nationwide. The IP-based network serves as the backbone network for high quality VPNs, VoIP and for Internet service providers. TELKOM has remote access servers in 87 locations in Indonesia used for its “TELKOMNet Instan” dial-up Internet services. For corporate customers requiring high performance and secured virtual private networks, TELKOM provides a premium service known as VPN Frame Relay.

International Network
      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004 and began offering IDD fixed line services under the brand name “TIC 007” on June 7, 2004. To route outgoing IDD and incoming international calls, TELKOM has three international gateways, in Batam, Jakarta and Surabaya.
      To connect its domestic network to the global network, TELKOM primarily relies on the following microwave, international cable and satellite links: (i) microwave link between Batam and Johor (Malaysia); (ii) TIS (Thailand-Indonesia-Singapore) cable system, which is an international submarine fiber optic cable system deployed by TELKOM, SingTel and CAT Telecom Public Company Limited and completed in November 2003, which connects Indonesia (Batam), Singapore (Changi) and Thailand (Songkhla) and was extended to Hong Kong in July 2004; (iii) Intelsat satellite. TELKOM completed developing the ground segment to link its network to the Intelsat satellite in December 2004; and (iv) Dumai Melaka cable system, which is an international submarine fiber optic cable system deployed by TELKOM and Telekom Malaysia to connect Dumai (Indonesia) to Melaka (Malaysia) and completed in December 2004. These multiple international links provide flexibility for TELKOM to interconnect with foreign operators.

      In order to facilitate interconnection of international calls, TELKOM has entered into international telecommunications service agreements with telecommunications operators in several countries, In addition, as TELKOM does not have agreements with telecommunication operators in each of its IDD destinations, TELKOM has entered into agreements with SingTel, Telekom Malaysia, MCI and other entities for such operators to act as hubs to route international calls to their destinations. TELKOM plans to enter into additional international telecommunications service agreements with telecommunications operators for direct interconnection, particularly operators in the top 20 destinations for its outgoing IDD traffic.

Other Network Infrastructure
      As of December 31, 2004, the Company also operated the TELKOM-1 and the Palapa B-4 satellites and 173 earth stations, including one satellite control system. TELKOM also commissioned the development and manufacture of a new satellite, TELKOM-2, the manufacture of which was completed in November 2004, and expects to launch TELKOM-2 around September 2005 and to retire its Palapa B-4 after the launch of TELKOM-2. TELKOM-1 has 36 transponders including 12 extended C-band transponders and 24 standard C-band transponders, while Palapa B-4 and the to-be-launched TELKOM-2 each have 24 standard C-band transponders. TELKOM uses its satellites for the following purposes:

•	Network backbone transmission;

•	Rural telecommunications services;

•	Back-up transmission capacity for the national telecommunications network;

•	Satellite broadcasting, VSAT and multimedia services;

•	Satellite transponder capacity leasing;

•	Satellite-based lease line; and

•	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).
Network Development.

Fixed line Network Development
      TELKOM continues to develop and expand its network infrastructure. TELKOM signed agreements with a consortium led by Samsung Electronics in October 2002 and a consortium led by Ericsson in December 2002, with Motorola, Inc. in March 2003, and PT INTI in August 2003, for the development of a total of 1,656,300 base station subsystem lines and network and switching subsystem lines based on CDMA fixed wireless technology. These projects were originally scheduled to be completed by the middle of 2006, but were accelerated and completed in 2005 to meet demand. See Item 10. “Additional Information — C. Material Contracts.” In 2004, TELKOM also substantially completed the expansion of its Java fiber optic backbone. TELKOM entered into an agreement on June 10, 2005 with a consortium consisting of NEC and Siemens AG to further develop its Java-Sumatra-Kalimantan network by the end of 2006.
      TELKOM also had several network developments projects that were ongoing as of December 31, 2004, which included the development of:

•	fiber optic backbone infrastructure in Sumatera to provide additional backbone capacity and to extend the backbone to the island of Batam, which will facilitate connections in the future from Batam to nearby Singapore. This was completed in January 2005;

•	fiber optic backbone infrastructure in Kalimantan (Borneo) from Banjarmasin to Samarinda;

•	fiber optic backbone infrastructure in Sulawesi from Makasar to Palu;

•	fiber optic regional junction in greater Jakarta, Surabaya (East Java) and Bandung — Cirebon (West Java);
      To further develop its communications services, TELKOM also plans to:

•	continue to implement soft switch technologies to move towards a next generation network;

•	continue to enhance its network through the progressive replacement of its old copper access network with optical access network; and

•	continue network integration and quality improvement.

Mobile Cellular Network Development
      In 2004, Telkomsel extended its GSM coverage to cover all counties in Indonesia. It also continued to improve the quality of its coverage in Jakarta, Surabaya and other major cities through the addition of microcells and expansion of its fiber optic transmission backbone. In 2004, Telkomsel added, among other equipment, 1,385 BTSs and 10,708 transmitting and receiving exchanges. Telkomsel plans to continue to install additional BTSs to further expand its coverage, further expand its fiber optic transmission backbone for major cities in Java, install additional microcells and install additional transmitting and receiving exchanges, particularly in provincial areas, to further improve the quality of its coverage, upgrade its switching equipment to increase network capacity, and expand its intelligent network used in connection with its prepaid products.

Data Network Development
      In 2004, TELKOM continued to improve the quality of its data network by adding capacity and coverage, increasing the capacity and coverage area of its network management system, as well as improving its billing system, security and access to its data network. TELKOM also expanded the coverage of its high performance IP backbone and related IP infrastructure to increase its IP traffic capacity. TELKOM appointed a consortium consisting of Juniper Networks (Hong Kong), Ltd, PT Siemens Indonesia and PT Datacom Diangraha to develop its IP core network for Rp.29.8 billion, through a letter agreement in December 2004 and formalized by a contract dated April 1, 2005. The project was awarded after holding an e-auction, and is expected to be completed in the third quarter of 2005.
      In 2004, TELKOM also improved the quality and coverage of its broadband Internet access network by continuing to expand its ADSL broadband access network, which currently covers Division II (Jakarta) and Division V (East Java). TELKOM is planning to deploy a nationwide ADSL broadband Internet access network, and expects to enter into a contract in the near future for the development of this network, which it expects will be completed around the third quarter of 2005.

TELKOM-2 Satellite
      TELKOM signed a US$73.1 million contract with Orbital Sciences Corporation to build the TELKOM-2 satellite based on Orbital’s STAR-2 platform, to replace TELKOM’s Palapa B-4 satellite, which is expected to be taken out of service after the TELKOM-2 satellite is launched and the operational lifespan of which expired in late 2004. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders, with transponder specifications similar to those of the TELKOM-1 satellite. TELKOM-2 has a 15 years in-orbit life and is expected to provide increased coverage of the Asian region and the Indian subcontinent compared to Palapa B-4. TELKOM believes that the satellite will support TELKOM’s network for voice, video and data communications.
      TELKOM expects to launch TELKOM-2 around September 2005. On November 8, 2002, TELKOM signed a US$62.9 million agreement with Arianespace S.A., which covers the cost of launching TELKOM-2.

Capital Expenditures
      For more information on TELKOM’s principal capital expenditures, see Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures”.
Business Strategy
      The Company’s vision is to become a leading “InfoCom” player in the region, with a mission to provide one-stop services with excellent quality and competitive price to customers and to manage its business using best practices, utilizing competitive advantages and maximizing synergies.
      TELKOM believes that Indonesia’s telecommunications market remains underdeveloped with low penetration rates for both fixed lines and mobile cellular lines compared to other countries in Southeast Asia. TELKOM believes that the strong demand for telecommunications services has largely been responsible for the growth of its fixed line and wireless business in recent years and will continue to offer favorable growth opportunities in the future. TELKOM expects that fixed line and wireless services will continue to contribute the substantial majority of its operating revenues in the near term. It has developed broad strategies to retain its existing customers, to acquire new and lost customers and to further penetrate the market through customer relationship management (such as the setting up of its enterprise service division and account management teams), product leadership and diversification, competitive pricing and one-gate distribution channels.
      The key elements of TELKOM’s strategy are:

Strengthening the Fixed line Business
      Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2004, a majority of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar.
      TELKOM aims to strengthen its fixed line business by:

•	increasing its fixed line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, revenue sharing arrangements, new partnership agreements and pay as you grow schemes;

•	increasing ARPU through the use of TELKOMFlexi and value added services;

•	concentrating on its top 20 products in the top 40 cities and targeting the top 20% of its customers with ARPUs of more than Rp.150,000 by providing bundled services, broadband access, a customer care service center for business customers and other benefits;

•	strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening PlasaTELKOM as a point of sale for TELKOM’s services; and

•	developing and expanding its IDD fixed line business, which TELKOM began offering to customers on June 7, 2004.

Strengthening its Backbone Network
      In order to provide a better quality of service to its customers, TELKOM intends to continue to increase the capacity, coverage and quality of its network by, among other things, using an optical network for high speed backbone transmission infrastructure such as its Java optical backbone, HPBT Sumatera (2002-2003), Trans Borneo and Trans Sulawesi (2004-2005) and by its planned launch of the new TELKOM-2 satellite to replace the Palapa B-4 satellite. In addition, TELKOM aims to manage synergies among utility providers in order to enhance backbone capacity and access network penetration, expanding its optical network, upgrading to a next generation network with the installation of advanced switching systems, constructing international microwave and submarine links and upgrading its systems to provide integrated billing for new services.

Maintaining Telkomsel’s Leading Position in the Industry
      The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2004 of approximately 54% of the GSM mobile cellular market, maintaining its position as the largest nationwide licensed GSM mobile cellular operator in Indonesia and representing a slight increase from its estimated market share of 51% as of December 31, 2003. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of and one-stop shopping for, TELKOM’s and Telkomsel’s products and services, and expanding Telkomsel’s network capacity to enable Telkomsel to meet the projected needs of its customer base through 2005. In order to focus on Telkomsel and GSM technology, TELKOM has sold its interests in cellular operators PT Telekomindo Selular Raya (“Telesera”), PT Metro Selular Nusantara (“Metrosel”) and PT Komunikasi Selular Indonesia (“Komselindo”) which utilize analog and other first generation non-GSM technologies.
      TELKOM believes that the 35% equity interest of Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”) in Telkomsel increases Telkomsel’s ability to access SingTel Mobile’s technological and commercial expertise in the cellular business and increases opportunities for cooperation between Telkomsel and SingTel Mobile in the development of new products, thereby strengthening and better positioning Telkomsel to face competition from other mobile cellular operators.
      The key elements of Telkomsel’s strategy for its business include:

•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at predefined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its EDGE and GPRS services), expanding network capacity and improving service quality;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.

Developing its Fixed Wireless Business
      TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2004, was available in 192 cities throughout Indonesia, including Jakarta, Malang, Batam, Makasar, Banjarmasin, Medan and Palangkaraya. TELKOM plans to continue to expand its CDMA-based fixed wireless networks in all of its regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. TELKOM believes the deployment of a CDMA-based fixed wireless network and its TELKOMFlexi business will provide TELKOM with a competitive advantage in the face of liberalization and increased competition in the fixed line market.

Developing its Data and Internet Business
      TELKOM intends to grow its data and Internet business by, among other things:

•	increased investment in TELKOM’s broadband infrastructure (such as ADSL, Hybrid Fiber/ Coaxial and satellite);

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and Internet services (including value-added services) and full VPN IPs, and by expanding TELKOM’s backbone and network access technology;

•	giving customers greater Internet access options, such as through wireless hotspot technology and the bundling of Internet access services with TELKOMFlexi and Telkomsel products;

•	developing and offering new value-added services and products, such as e-payment services for banks and other financial institutions and wireless data content for GPRS and MMS users;

•	expanding the international coverage of TELKOM’s data and Internet services by entering into agreements with additional global carriers and wholesalers; and

•	expanding the coverage and quality of its Internet Protocol backbone to increase data and Internet traffic capacity.

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
      “Pay as you grow” involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. TELKOM expects that only a relatively small number of equipment vendors will be invited to participate in “pay as you grow” programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

Increasing TELKOM and Telkomsel Synergy
      TELKOM seeks to increase its synergy with Telkomsel, and seeks to promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and procurement) as well as products and services (such as new product development, bundling/packaging of services and interconnection), and specific examples include:

•	joint corporate account handling to be able to offer a complete suite of services to relevant corporate customers;

•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of TELKOM’s 007 IDD service to Telkomsel’s customers with specific benefits and joint promotion campaign);

•	joint promotion and marketing activities on case by case basis whenever this generates additional benefits to the group;

•	consolidated procurement program and processes to obtain competitive prices for common purchases and implement an e-auction process as a standard price bid mechanism;

•	sharing of operational facilities (such as sites, towers, mechanical and electrical facilities); and

•	information sharing and in certain cases joint deals with content providers for mobile data services.
Customer Service

TELKOM
      TELKOM provides customer services through:

•	Walk-in customer services points. Customer service points provide convenient and comprehensive access to TELKOM’s customer services and handle product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2004, TELKOM had more than 795 customer service points in total, including 51 large centers in Jakarta and 49 in Surabaya, and including customer service points operated by its KSO Units.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, including in the KSO regions. Customers are provided a number 08001 TELKOM (toll free for corporate customers) to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Billing information may also be obtained through the Internet for customers in Divisions I to VI. Since December 2004, TELKOM has also introduced on a trial basis SMS as a service point for customers in Jakarta and Jawa Timur in East Java and charges such customers at the regular SMS rates. Customers are also provided access to directory services for which a charge is levied. TELKOM intends to promote the use of call centers, SMS and the Internet over walk-in customer service points for its retail customers.

•	Enterprise service and account management teams. To focus on the top 20% of its corporate customers, particularly corporations with national operations, TELKOM has set up an enterprise service division in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs, including integrated communications solutions. TELKOM has also divided its enterprise service and account management teams into six segments, namely, (i) Financial and Banking, (ii) Government, Army & Police, (iii) Manufacturing, (iv) Mining & Construction, (v) Trade & Industrial Park, and (vi) Trading & Service. To cater to such customers, the enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications services, multimedia services and certain office automation and network monitoring and controlling services. TELKOM has also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2004, TELKOM had 137 national-level account managers and over 497 regional-level account managers that cover Divisions I to VI and KSO VII. It plans to further increase the number of such teams.

•	TELKOM has had a service level guarantee program for its fixed line customers in Divisions II and V since May 2001 and has been implementing a service level guarantee program on a national basis since June 2002. The service level guarantee program provides guarantees of certain minimum levels of service relating to, among others, new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.

Telkomsel
      Telkomsel provides customer services through:

•	GraPARI Customer Services Centers: As of December 31, 2004, Telkomsel had 62 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Caroline: “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita: “Anita”, or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s KartuHALO subscribers.
      Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.
Sales, Marketing and Distribution

TELKOM
      TELKOM distributes and sells its principal products and services, including fixed wireless services but excluding mobile cellular services, through six primary distribution channels:

•	Walk-in customer service points. Customers have access to certain products and services in these walk-in customer service points. See “— Customer Service” above.

•	Account management teams. Account management teams promote TELKOM’s products and services in an integrated manner to TELKOM’s larger business customers. See “— Customer Service” above.

•	Public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks throughout Indonesia. Customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, telex and telegrams, access the Internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. TELKOM generally provides discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may provide products and services of other operators.

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFLexi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay a discount to face value for all products they receive, operate on a non-exclusive basis and may also sell products and services of other operators.

•	Website. Through its website, customers can obtain information on TELKOM’s major products and services and gain access to certain of its multimedia products.

•	Public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.
      TELKOM’s marketing communications program includes the use of print and television advertising, customer service and distribution personnel, infrastructure and special promotional campaigns to strengthen its brand name, increase its profile and educate the general public about itself and its products and services. TELKOM is continuing to develop its marketing communications program to promote all of its core businesses as it seeks to evolve into a full service telecommunications provider.

Telkomsel
      Telkomsel sells its cellular services through three primary distribution channels:

(i)	its 62 GraPARI centers (as of December 31, 2004),

(ii)	a network of authorized dealers (operating over 12,000 retail outlets throughout Indonesia) selling primarily prepaid SIM cards and vouchers, and

(iii)	other outlets such as banks and photo shops. Independent dealers and other outlets pay a discount to face value for all products they receive, such as starter packs and prepaid vouchers. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.
      Telkomsel markets its KartuHALO product and services to specific target groups, focusing on corporate end-users, HALOkeluarga, and professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and to manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.
      Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programs, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences. It conducts such analysis with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.
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
      The following is a summary of TELKOM’s overdue payment policy:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables, subject to the minimum charge of Rp.5,000	Not isolated
II	11-40 days	10% of overdue bill subject to minimum charge of Rp.10,000	Out-going isolation (i.e., restricted to receiving incoming calls only)
III	41-70 days	15% of overdue bill subject to minimum charge of Rp.15,000	Total isolation (i.e., no outgoing or incoming calls)
IV	More than 70 days	Customer must fulfill overdue payment, 100% of installation fee	Terminated
      TELKOM currently provides billing services for Indosat in connection with their IDD services, for which it charges a flat fee for each bill.

Management of Customer Receivables
      TELKOM does not collect deposits from subscribers. TELKOM has historically been the only provider of fixed line telecommunication services in Indonesia and has more than 9 million subscriber lines on its fixed line network. A delinquent subscriber, except for Government, police and military customers, is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately 3 months of delinquency. Since the monthly bill for the average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to resubscribe, there is no incentive for the customer not to pay his outstanding bill. In addition, TELKOM screens potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, TELKOM believes that the collectibility of its receivables is reasonably assured.
      In the case of private retail customers, TELKOM generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of Government, police and military customers, TELKOM generally provides for 25% of the outstanding debt where the amount has been outstanding between 7 and 12 months, 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months.

Telkomsel
      Telkomsel bills its KartuHALO post-paid subscribers on a monthly basis, in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Beginning March 2004, postpaid subscribers can choose among three options: (a) free national roaming; (b) 150 free SMS per month; or (c) waiver of the monthly subscription charge.
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
      Telkomsel issues bills to retail customers on the fifth day of each month and payment of the bill is due by the 20th day of that same month (corporate customers can choose the day of the month that they would like their bill due and Telkomsel issues the bill approximately 15 days prior to such date). If payment is not received by the due date of the bill, subscribers are provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.
Insurance
      As of December 31, 2004, TELKOM’s property, plant and equipment, including optical fibers but excluding multi-pair cables, were insured against the risk of fire, theft and other specified risks for an aggregate coverage value of Rp.19.3 trillion (US$2.1 billion). TELKOM maintained additional insurance coverage as of such date of US$51.6 million in the event of a total loss of the TELKOM-1 satellite. In connection with its planned launch of the TELKOM-2 satellite, TELKOM has procured insurance to cover both the satellite and launch services. With regard to the TELKOM-2 satellite, TELKOM has procured (i) a satellite launch and in-orbit insurance providing coverage of US$79.3 million to cover the event of a total loss of the satellite in the period between lift-off and up to one year in orbit, and (ii) post separation and in-orbit insurance coverage of US$71.0 million to cover the event of a total loss in the period between the separation of the satellite from the launcher up to one year in orbit. With regard to launch services, TELKOM has procured a launch risk guarantee from Arianespace that provides reflight in the event of a launch failure in the period between lift-off and separation. As of December 31, 2004, TELKOM also maintained general insurance coverage for motor vehicles of Rp.107.7 billion (US$11.6 million). TELKOM does not maintain business interruption insurance.
      TELKOM’s subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves.

Telkomsel
      Telkomsel has an electronic equipment and industrial all-risk insurance policy underwritten by a consortium led by PT Asuransi Ramayana Tbk in the amount of US$2.4 billion. The policy provides cover for Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel also has general insurance for motor vehicle liabilities and comprehensive general liabilities. Telkomsel does not maintain business interruption insurance.
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

      The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoCI. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in new regulations, which came into effect on September 8, 2000, are intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. The deregulation of the telecommunications sector is closely linked to the national economic recovery program supported by the IMF.
      Fixed line and cellular penetration are low in Indonesia by international standards. As of December 31, 2004, Indonesia had an estimated fixed line penetration (excluding Indosat’s fixed wireless subscribers) of 4.11% and an estimated cellular penetration of 14%, based on projected population figures from the Indonesian Central Bureau of Statistics.
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
Regulations

Overview
      The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The Government currently regulates the telecommunications sector through the MoCI. The MoCI is responsible for the overall supervision and regulation of the industry. Within the MoCI, various directorates and bureaus carry out specific regulatory duties. The MoCI has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoCI considerable latitude. Pursuant to such decrees, the MoCI defines the scope of exclusivity, formulates and approves tariffs, determines USOs and controls many factors affecting TELKOM’s competitive position, operations and financial condition. The MoCI, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.
      Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (the “MTPT”) was responsible for the regulation of telecommunications in Indonesia, but, with reorganization of the Government following the 1999 General Elections, the MoC was given the regulatory responsibilities. In 2005, pursuant to a presidential decree, such regulatory responsibilities were transferred to the MoCI. Through the DGPT, a directorate under the MoCI, the Government regulates the radio frequency spectrum allocation for all operators, including TELKOM, which are required to obtain a license from the MoCI for each of their services utilizing radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of its collected operating revenues.

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
      On September 15, 2003 the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15 dated September 15, 2003. The Government intends to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas. Further, on March 30, 2004, the MoC issued Announcement No.PM.2 2004 regarding the Implementation of the Telecommunications Sector Restructuring, which stated, among other matters, that the Government will require operators to install a minimum of 1.4 million lines in 2004 and 10.7 million lines by 2008.

Telecommunications Law
      The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. Under the Indonesian regulatory framework, the Telecommunication Law only outlines the substantive principles of the subject matter. Detailed provisions implementing the Telecommunications Law will be provided in the implementation regulations consisting of Government regulations, ministerial decrees and decrees of the DGPT.
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
      The role of the Government is to become that of an impartial policy maker and supervisor of the telecommunications sector. As stipulated in the Telecommunications Law and in order to ensure transparency in the regulatory process, an independent regulatory body was established on July 11, 2003 to regulate, monitor and control the telecommunication industry. The Indonesian Telecommunications Regulatory Body (“ITRB”) is comprised of officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Post and Telecommunication Services. Members of the Committee of Telecommunication Regulations were appointed on December 19, 2003.
      MoC Decree No. 67/2003 stipulates the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and ITRB. As part of its regulatory function, ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance on the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized and required to report to the MoCI regarding (i) the facilitation of any dispute resolution among network and service operators, and (ii) the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.

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

Modern License
      Pursuant to the Telecommunications Law the existing licenses for telecommunication services is in the process of being replaced with the so-called “Modern Licenses”. In addition to granting the license holder the right to provide telecommunication services, the Modern License also imposes certain mandatory obligations on the license holder. These obligations include, among others, construction obligations, service obligations, network performance obligations and contributing 0.75% of their gross revenues for Universal Service Obligations (“USO”). The license holder is required to fulfill the mandatory obligations set forth in its Modern License and the failure to comply with such obligations may result in the revocation of its Modern License. TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service provider, data communication and VoIP.

Exclusivity
      Under the previous regulatory regime that precedes the Telecommunications Law, TELKOM was granted a monopoly to provide domestic local fixed line telecommunications services until December 31, 2010 and domestic long-distance telecommunications services until December 31, 2005. Indosat and Satelindo (prior to the merger of Satelinto into Indosat in November 2003) were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.
      The Telecommunications Law did not expressly terminate the existing exclusivity rights of TELKOM and Indosat. In an effort to support the undertakings of TELKOM and Indosat during their respective initial public offerings and to maintain the Government’s credibility among foreign investors, the Government announced that termination of the exclusivity rights will be subject to agreement between the relevant incumbents and the Government, whereby incumbents will be eligible for compensation in exchange for early termination of these exclusivity rights.
      On August 1, 2001, the Government through the DGPT, announced the early termination of TELKOM’s and Indosat’s exclusivity rights for local and domestic-long distance telecommunications services (in the case of TELKOM) and IDD (in the case of Indosat). The announcement stated that it is the Government’s intention that Indosat would receive a license to provide local telephone services and a license to provide domestic long-distance and that TELKOM would receive a license to provide IDD services at the end of 2003. The Government appointed an appraiser to resolve differences of opinion regarding the amount of compensation to be provided to TELKOM and Indosat for early termination of their exclusivity rights. On March 30, 2004, the MoC announced that the Government shall pay to TELKOM (including its KSO Partners) Rp.478 billion (net of taxes) as compensation, which amount shall be paid gradually from funds allocated in the State Budget for the MoC subject to approval by Parliament. As of the date of this annual report, TELKOM has not received any payments of the Rp.478 billion compensation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to TELKOM and its Subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
      As affirmed by the Government, TELKOM would receive a commercial license to provide IDD services, which was issued on May 13, 2004. Indosat would receive a license to provide local telephone service commercial license, which was issued in August 2002, and a commercial license to provide domestic long-distance services by the end of 2003, which was issued on May 13, 2004.

Competition
      Despite the termination of exclusivity rights, the Government does not prohibit or discourage operators from attaining a dominant position with regard to telecommunications services. The Government, however, does prohibit operators from abusing a dominant position. On March 11, 2004, the MoC issued Decree No. 33/2004, which sets forth measures to prohibit the abuse of their dominant position by network and service providers. Dominant providers are determined based on factors such as their scope of business, coverage area of services and whether they control a particular market. Specifically, the Decree prohibits a dominant provider from engaging in practices such as dumping, predatory pricing, cross-subsidies, compelling consumers to use such provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discriminating against specific providers).

Interconnection
      Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. Currently, interconnection costs paid for interconnection with TELKOM’s fixed line network vary, depending on the type of interconnected operator (e.g. IDD, cellular, fixed wireline, fixed wireless or satellite), and are determined in accordance with MoC Decree No. No. 46/1998 (IDD and IDD, DLD and DLD, cellular and DLD, cellular and cellular, cellular and IDD), as amended by MoC Decree 37/1999 (DLD and IDD) and MoC Decree No. KU506/1997 (fixed wireline and fixed wireless). For IDD and satellite operators, interconnection costs are based on termination and origination charges. Interconnection costs for fixed wireline and fixed wireless operators are based on revenue sharing fixed under Decree No. KU506/1997. Interconnection costs paid by mobile cellular operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with MoC Decree No. 46/1998.
      On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. As of the date of this Annual Report, the MoCI, to which telecommunications regulatory responsibility was transferred in February 2005, is still in the process of preparing regulations for the adjustment of interconnection arrangements with the assistance of independent consultants. These preparations include: determining the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and the procedure for resolving interconnection disputes.

DLD and IDD Services
      Historically, DLD and IDD services could only be offered by TELKOM and Indosat, respectively (See — “Exclusivity”). After the Government terminated the exclusivity rights of TELKOM and Indosat, it stated its intention to allow TELKOM to offer IDD services and Indosat to offer DLD services, as well as allowing greater competition in the market for DLD and IDD services. On March 11, 2004, the MoC issued Decree No. KM 28/2004, Decree No. KM 29/2004 and Decree No. KM 30/2004, which implemented the new policy regarding IDD and DLD services. Under these Decrees:

•	DLD and IDD network operators may offer DLD and IDD service as part of basic telephony service;

•	Each DLD and IDD operator must use a distinct 3-digit access code for its DLD and IDD service;

•	Customers may freely select their DLD and IDD providers; and

•	DLD and IDD fixed telecommunication network operators (currently only TELKOM and Indosat) may now provide DLD and IDD basic telephony services.
      TELKOM has been granted authority to use “007” as its IDD access code and is in the process of determining the 3-digit access code for its DLD services. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect to in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access codes, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to the MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access codes within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five year period to implement the three digit DLD access codes. On April 1, 2005, the MoCI announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area codes within five years. TELKOM has also been assigned “017” as its DLD access code. However, interconnection between Indosat and TELKOM in these five cities would still be subject to the parties reaching agreement on technical and business arrangements and entering into an interconnection agreement. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default codes for each operator’s customers to access the DLD service selected by the respective operator.
      On May 17, 2005, the MoCI issued decree No. 6/2005. According to Decree No. 6/2005, the three digit access code in the form of “01X” and “0” access code for access to DLD services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which TELKOM has technical capabilities to support such services. By April 1, 2010, the “01X” long-distance services must be commenced in all TELKOM’s local areas to accommodate customers who prefer to choose their long-distance carrier. TELKOM is in the process of negotiating with Indosat to allow TELKOM’s customers to access Indosat’s DLD services and for Indosat’s fixed and mobile customers to access TELKOM’s IDD services.

Indonesian Telecommunications Regulatory Body
      On July 11, 2003, the Indonesian Telecommunications Regulatory Body (“ITRB”) was established as the implementing agency of the Telecommunications Law. Under MoC Decree No. KM 31/2003, the ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB is composed of officials from the DGPT and the Committee of Telecommunication Regulations. Combined with further privatization of TELKOM and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.
      In 2003 the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“SKTT”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the SKTT, the ITRB will obtain accurate data about the profile of interconnection traffic among operators and calculate interconnection traffic so as to ensure transparency in the charging of interconnection fees. The actual operation of the SKTT will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. As of the date of this Annual Report, the SKTT has not commenced operations.

Consumer Protection
      Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

Universal Service Obligations
      Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation, which requires such network operators and telecommunication service providers to make contribution towards providing universal telecommunication facilities and infrastructure or other forms of compensation. On September 3, 2003, the DGPT issued a letter stating that telecommunications operators in Indonesia will be required to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On March 11, 2004, the MoC issued Decree No. 34/2004, which stated that USO facilities must meet the following minimum requirements: (a) the facilities should meet the standards of basic telephony services, including facsimile and dial-up Internet services; (b) the facilities should provide basic public telephony services, with domestic long-distance, international and mobile access; (c) the facilities should provide telecommunication services that are capable to transmit and receive data; (d) the facilities should be accessible for emergency services; and (e) the facilities should utilize equipment that has been certified by the DGPT. Tariffs for services provided under the USO program are based on the applicable PSTN tariffs. On March 30, 2004, the MoC issued Announcement No. PM. 2/2004, which sets forth the basic policies underlying the USO program and required telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. As of the date of this Annual Report, there has been no implementing regulations or announcement as to when such contribution will take effect. The MoCI is in the process of drafting detailed regulations to further implement the USO program.

Implementing Regulations
      To date, the Government has issued several implementing regulations relating to the Telecommunications Law, including Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including No. KM 20/2001 (“Operation of Telecommunications Networks”), No. KM 21/2001 (“Operation of Telecommunications Services”), No. KM 12/2002 (“Completing MPPT Decree No. KM. 79/ PR-301/ MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services”), No. KM 40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), No. KM 23/2002 (“Internet Telephony Service for Public”), No. KM 31/2003 (“Indonesian Telecommunication Regulatory Body”), No. KM 28/2004 (“Amendments to the Decree of the Minister of Communication No. KM. 4/2001 of Fundamental Technical Plan National 2000), No. KM 29/2004 (“Amendments to the Decree of the Minister of Communication No. 20 of 2001 on the Provision of Telecommunication Network”), No. KM 30/2004 (“Amendments to the Decree of the Minister of Communication No. 21 of 2001 on the provision of Telecommunication Services”), No. KM 31/2004 (“Amendment to the Decree of the Minister of Communication No. 23/2002 on the Provisions of Internet Telephony Services for Public Needs”), No. KM 32/2004 (“Interconnection Charges for Telecommunication”), No. KM 33/2004 (“Supervision of Fair Competition in the Provision of Fixed Network and Basic Telephony Services”), No. KM 34/2004 (“Universal Service Obligation”) and No. KM 35/2004 (“Provision of Wireless Local Fixed Network with Limited Mobility”). The MoCI and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including decrees relating to special telecommunications operations and implementation of the cost-based interconnection system.

Satellite regulation
      The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia such as for the use of orbital slots and radio frequencies, the placement and operation of TELKOM’s satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

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
Competition

Fixed line
      Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2004, Indosat only offers this service in Jakarta, Surabaya, Malang and their surrounding areas. Based on amendment to the interconnection agreement between TELKOM and Indosat dated March 31, 2005, TELKOM has agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Batam, Bandung, Medan, Balikpapan and Malang. Therefore, Indosat is expected to expand its service coverage to other cities in Indonesia. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
      TELKOM also faces direct and indirect competition from mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail. TELKOM expects that the increasing uses of these services may adversely affect future demand for its fixed line services.

Cellular
      As of the date of this Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2004, these nationwide GSM operators collectively had over 90% of the Indonesian cellular market. The number of cellular subscribers in Indonesia totaled approximately 18.8 million at the end of 2003 and approximately 30.4 million at the end of 2004, representing an annual growth rate of approximately 62% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 14% at the end of 2004, has remained relatively low compared to many other countries. During the last two years, competition among cellular operators has intensified.
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
      As of December 31, 2004, Telkomsel remained the largest national licensed provider of GSM services in Indonesia, with approximately 16.3 million cellular subscribers and a market share of approximately 54% of the GSM mobile cellular market, which represented a slight increase compared to its approximately 51% market share as of December 31, 2003. Indosat, as a result of its merger with

Satelindo, was the second largest provider with approximately 9.8 million cellular subscribers and a market share of approximately 32% as of December 31, 2004. Excelcomindo had approximately 3.9 million subscribers and a market share of approximately 13% as of December 31, 2004. Since 2003, Mobile 8 has also operated a nationwide CDMA mobile cellular service. Mobile 8 had approximately 0.1 million subscribers and a market share of approximately 0.3% as of December 31, 2004. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.
      The following table sets forth summary information as of December 31, 2004 on each of the three leading nationwide licensed GSM mobile cellular operators:
Nationwide Licensed GSM Mobile Cellular Operators in Indonesia

Operator

	Telkomsel	Indosat	Excelcomindo

Launch date	May 1995	November 1994(2)	October 1996
Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	25 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2004)(1)	54%	32%	13%
Subscribers (as of December 31, 2004)(1)	16.3 million	9.8 million	3.9 million

(1)	Estimated, based on statistics compiled by TELKOM.

(2)	In November 2003, Indosat and Satelindo merged, and Indosat has taken over Satelindo’s cellular operations.

IDD
      On August 1, 2001, the Government through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that TELKOM would receive a commercial license to provide IDD services by the end of 2003. Although TELKOM only received its commercial license on May 13, 2004, it had already made necessary preparations to provide IDD services even prior to the receipt of such license and on June 7, 2004 TELKOM began offering IDD fixed line services to customers. TELKOM has upgraded some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (sertifikat ULO) from the DGPT. In order to connect with overseas operators, TELKOM has built two microwave links to connect Batam-Singapore and Batam-Pangerang (Malaysia). In addition, TELKOM, SingTel and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. TELKOM has also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which was completed in December 2004. TELKOM also extended its international cable by purchasing bandwidth capacity to connect with Hong Kong and TELKOM utilizes this capacity to connect to other countries, such as the United States. TELKOM also completed developing the ground segment to connect to the Intelsat Satellite in December 2004. As a new player in IDD, TELKOM cooperates with some global operators to get direct or indirect connection to reach all offshore destinations. All these preparations have allowed TELKOM to begin offering customers IDD fixed line services on June 7, 2004.

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
      Fixed line. TELKOM provided local and domestic long-distance fixed line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993, which permits TELKOM to provide basic and non-basic fixed line telecommunications services. Based on MoC Decree No. KM 39/1993 concerning basic telecommunication operation, TELKOM was permitted to enter into joint operation schemes (KSO) with its existing KSO partners for the provision of fixed line services in their respective regions. The Government has amended certain of TELKOM’s fixed line licenses to comply with the new Telecommunication Law, and TELKOM received its Modern License to provide fixed line services, DLD services and IDD services on May 13, 2004. TELKOM also provides its fixed wireless services pursuant to its authorization to provide fixed line services and applies PSTN tariffs for this service, which are substantially lower than those for cellular services. TELKOM’s ability to provide fixed wireless services at PSTN tariff rates may be challenged by regulators, other cellular operators and cellular trade associations. See “Item 3. Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — Regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.”
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

      IDD. TELKOM received, as part of its Modern License, its commercial license to provide IDD services on May 13, 2004 pursuant to the terms of MoC Decree No. KP 162/2004.
      VoIP and ISP. TELKOM holds a Modern License to provide VoIP and ISP services, pursuant to a DGPT Decree No. SK01/dirjen/2004, which also permits TELKOM to provide data communications services.
Tariffs and Interconnection Charges
      The Government divides tariffs into two categories:

•	Tariffs for the provision of telecommunications services; and

•	Tariffs for provision of telecommunications networks.

Tariffs for the Provision of Telecommunications Services
      Generally, the MoCI regulates prices and the amount TELKOM can charge is based on a tariff formula for telecommunications services in Indonesia. Telecommunications operators may set the amount of tariff. In this regard, TELKOM’s operating business units have authority to make adjustments to prices based on specific guidelines fixed by the directors of TELKOM.

Fixed line Tariffs
      Fixed line tariffs consist of monthly subscription and usage charges. The Government establishes fixed line tariffs by reference to a price cap formula that calculates the maximum average percentage increase in fixed line tariffs for a particular year. The maximum increase typically equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, management efficiency, changes in the Rupiah-U.S. Dollar exchange rate, the interests of affected telecommunications operators and the purchasing power of customers.
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
      On January 29, 2002, the MoC announced that fixed line tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed line tariffs by a weighted average of 15%. Although fixed line tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases. See Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
      On March 30, 2004, the Government announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. As a result, TELKOM has adjusted its fixed line and fixed wireless tariffs, with local charges increasing by 28.2%, DLD tariffs decreasing by an average of 10.6% and monthly subscription charges increasing by varying amounts from 12.1% to 25.1%.

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
      The Government did not carry out its plan to further increase fixed line tariffs to reach the 45.49% average increase announced in January 2002 by January 2005. In an announcement by the MoCI on April 1, 2005 regarding access codes, the MoCI indicated that there would be another rebalancing of tariffs in the future. However, there has been no indication by the MoCI when the Government intends to carry out the plan.

CDMA Fixed Wireless Tariffs
      Tariffs charged to CDMA fixed wireless subscribers are reported as fixed line revenues. TELKOM offers both postpaid and prepaid fixed wireless services.
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
      For SMS, postpaid subscribers are charged Rp.250 per message. Postpaid subscribers who use TELKOM Internet access via wireless dial-up are charged Rp.165 per minute. Postpaid subscribers who use Public Data Network based dedicated lines for Internet access is Rp.5 per KBps.
      Prepaid. Effective February 10, 2004, all of the usage charges for prepaid subscribers are including VAT of 10%, summarized as follows:
Usage charges:

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Flexi to Flexi/ Fixed Wireline:
Local	260	30 sec
Domestic Long-distance
0-200 km	700 – 1,100	30 sec
Over 200 km	1,600 – 2,500	30 sec
Flexi to mobile cellular:
Local	650 – 810	30 sec
Domestic Long-distance
0-200 km	1,100 – 1,540	30 sec
Over 200 km	2,250 – 3,150	30 sec
      For SMS, prepaid subscribers are charged Rp.350 per message. Prepaid subscribers who use TELKOM Internet access via wireless dial-up are charged Rp.350 per minute.

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

Cellular Tariffs
      The Indonesian cellular telecommunications market generally operates on a “calling party pays” system, which requires that the originators of telephone calls pay for calls. Cellular operators in Indonesia set their own tariffs, subject to specified maximum limits established by the Government. The Government has announced that it intends to move towards a cost-based tariff structure for cellular services as of January 1, 2005. However, it has not announced a proposed framework for such a formula. ITRB has submitted a regulation draft to MoCI, and it is expected that the Government will announce the proposed framework in the near future. As cellular operators generally need a lead time of approximately six months to prepare for such a change, it is expected that the new regulation will likely be implemented in January 2006.
      Postpaid Tariffs. The cellular tariffs for postpaid subscription services consist of activation, monthly subscription and usage charges. The following table sets forth the maximum cellular tariffs for postpaid services, effective February 25, 1998:
Mobile Cellular Tariff (maximum postpaid tariff):

Activation	Rp.200,000
Monthly Charge (including frequency charge)	Rp.65,000/month
Usage Charge:
Air Time	Rp.325/minute
Roaming	Rp.1,000/call plus incoming charge/minute
Local Cellular Conversation	PSTN local tariff
DLD Cellular Conversation	PSTN DLD tariff
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

      Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. Telkomsel charges its prepaid customers (both SimPATI and KARTU As) usage charges as follows:

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Calls to mobile cellular:
Local	300 – 1,600	1 min
Domestic Long-distance
Zone 1	300 – 4,000	1 min
Zone 2	300 – 4,500	1 min
Calls to fixed line:
Local	400 – 950	1 min
Domestic Long-distance
30-200 km	1,200 – 2,300	1 min
200-500 km	1,200 – 3,720	1 min
Over 500 km	1,200 – 4,150	1 min
International Long-distance:
Group I	7,500 – 8,000	1 min
Group II	11,000 – 12,000	1 min

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

VoIP Tariffs
      Charges for VoIP services may be freely determined by VoIP operators, based on cost. TELKOM has launched its VoIP services, which as of the date of this Annual Report consists of TELKOM Global-017 and its cheaper alternative, TELKOMSave. TELKOM believes that the tariff for TELKOM Global-017 service and the TELKOMSave service are approximately 40% and 60%, respectively, of the tariff charged by IDD operators in Indonesia.

Kiosk phone Tariffs
      Charges for kiosk phones may be freely determined by operators. Kiosk phones are public phones that are operated by third-parties. TELKOM gains 70% of basic tariff charged by operators to its customers on calls placed from kiosk phones.
      On August 7, 2002, the Government enacted a new regulation, MoC Decree No. 46/2002, relating to the kiosk-phone business. The Decree provides that (i) local and long-distance domestic phone calls shall generate at a minimum 30% of the kiosk phones’ revenue; (ii) international phone calls shall generate at a minimum 8% of the kiosk phones’ revenue; and (iii) airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

Satellite Tariffs
      TELKOM generally charges an annual tariff of between US$1.15 million to US$1.5 million per transponder, although in some instances TELKOM may offer discounted tariffs for long-term commitments or loyal customers.

Broadband Access
      The following table sets for the tariffs for TELKOM’s broadband access services:

					Fees for Usage in
			Monthly		Excess of
SpeedyLink ADSL(1)	Activation Fee	Monthly Fee	Usage Allowance(1)		Monthly Allowance

	(Rp.)	(Rp.)			(Rp.)
Limited 384 kbps	200,000	200,000	500 MB – 1.0 GB	(2)	500/MB
Limited 512 kbps	200,000	350,000	2.0 GB		500/MB
Unlimited 384 kbps	2,500,000	1,520,000	Unlimited		—

				Fees for Usage in
			Monthly	Excess of
Speedy High Speed ADSL Internet Access	Activation Fee	Monthly Fee	Usage Allowance	Monthly Allowance

	(Rp.)	(Rp.)		(Rp.)
Limited 384 kbps	200,000	300,000	500 MB	1,200/MB
Limited 384 kbps	200,000	450,000	1.0 GB	1,200/MB
Limited 512 kbps	200,000	800,000	2.0 GB	1,200/MB
Unlimited 384 kbps	2,500,000	3,800,000	Unlimited	—

(1)	Provides access only to the Internet service provider’s node and does not include Internet access. The subscriber is responsible for obtaining Internet access with an Internet service provider.

(2)	Depending on the Internet service provider plan.

Tariffs for Other Services
      The amount of the tariffs for telephony and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services, while there is no stipulation for the tariff of other services.

Tariffs for Interconnection and Access
      As of the date of this Annual Report, the Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. As of the date of this Annual Report, the MoCI is still in the process of preparing regulations for the adjustment of interconnection arrangements, which preparations include: determining the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and interconnection dispute resolutions, and has not issued such regulations.

Interconnection with Fixed line Network
      The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2000, as amended by Decree 28 of 2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with TELKOM’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to TELKOM’s fixed line network. As of the date of this Annual Report, the fees for interconnection within TELKOM’s fixed line network are set forth in Decree No. 506/1997, Decree No. 46/1998, Decree No. 37/1999 and Decree No. 30/2000.
      Local Fixed line Interconnection with Indosat. In September 2002, TELKOM and INDOSAT signed an agreement for local fixed line interconnection. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. In addition, with respect to interconnection for domestic long-distance calls from or to Indosat, pending the implementation of the duopoly system for long-distance calls, the retail revenue is kept by TELKOM and Indosat will receive for the local originating or local terminating calls an agreed amount per minute.
      Fixed Wireless Interconnection. Fixed wireless networks may interconnect to TELKOM’s fixed line network at TELKOM’s gateway. As of the date of this Annual Report, other than TELKOM and Indosat, PT Bakrie Telecom (formerly Ratelindo) also operates a fixed wireless network in Indonesia. Local calls between TELKOM’s fixed line network and PT Bakrie Telecom’s network are operated on a “sender-keeps-all” basis. For DLD calls that originate on PT Bakrie Telecom’s network and terminate on TELKOM’s fixed line network, TELKOM receives 35% of the prevailing DLD tariff from such calls. For DLD calls that originate on TELKOM’s fixed line network, TELKOM retains 65% of the revenue from such calls. Since April 1, 2005, the interconnection scheme for interconnection has been changed to:

•	Local calls. The operator of the network on which the calls terminate receives an agreed amount per minute.

•	DLD calls that originate on TELKOM’s fixed line network. TELKOM shall pay certain amount per minute to PT Bakrie Telecom.

•	DLD calls that terminate on TELKOM’s network. TELKOM receives a certain percentage of the prevailing DLD tariff.
      Other Fixed Wireline Interconnection. Since September 1, 1998, TELKOM has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on TELKOM’s fixed line network. Under the interconnection agreement, TELKOM receives 75% of the prevailing DLD tariff for DLD calls that originate and terminate on TELKOM’s fixed line network. For local interconnection calls, revenues are shared on a “sender-keeps-all” basis. For calls originating from BBT and terminating on a cellular network and vice versa which transit through TELKOM’s fixed line network, TELKOM receives a fixed amount for each minute for local calls and 60% to 63.75% of the prevailing DLD tariff for DLD calls. For DLD calls that originate from BBT terminating at a fixed wireless network which transit through TELKOM’s fixed line network, TELKOM receives 75% of the prevailing DLD tariff. In addition, BBT is to receive certain fixed amount for each minute of incoming and outgoing international calls from and to BBT that transit through TELKOM’s fixed line network and use TELKOM’s IDD service, and certain fixed amount for each successful call and each minute of incoming and outgoing international calls that transit through TELKOM’s fixed line network and use Indosat’s IDD service.

Cellular Interconnection
      In respect of local interconnection calls between a cellular network and TELKOM’s fixed line network, TELKOM receives a share of the local interconnection call tariff equal to the local fixed line usage tariff (50% of the prevailing tariff for local pulse per minute).
      The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for DLD calls which originate on TELKOM’s fixed line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits TELKOM’s fixed line network and terminates with another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network and terminates on TELKOM’s fixed line network.

International Interconnection
      Interconnection on TELKOM’s domestic fixed line network for international calls consists of access charges, usage charges and charges for Universal Service Obligations. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on TELKOM’s domestic fixed line network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff

Access Charge	Rp.850/successful call
Usage Charge	Rp.550/paid minute
USO	Rp.750/call
      In addition, since June 2004, TELKOM has provided IDD services. As of the date of this Annual Report, TELKOM’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia except Indosat as it has not reached agreement with Indosat with regard to interconnection tariffs. Interconnection and access charges payable by TELKOM to domestic operators for originating calls using TELKOM’s IDD service or terminating incoming international calls routed through

TELKOM’s international voice telecommunications gateway are negotiated with each respective domestic operator.
      However, interconnection fees are expected to be adjusted when cost-based interconnection fees are implemented, as discussed above.

Satellite Phone Interconnection
      Since the fourth quarter of 2001, TELKOM has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection of calls between TELKOM and PSN, TELKOM receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from TELKOM’s fixed line network.

VoIP Interconnection
      Previously, MoC Decree No. 23 of 2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP would follow the interconnection charges regulation which are determined by the MoC. As of the date of this Annual Report, the MoCI, to which telecommunications regulatory responsibility was transferred in February 2005, has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, TELKOM will continue to receive connection fees per minute for calls that originate, terminate or transit on TELKOM’s fixed line network.
Trademarks, Copyrights and Patents
      TELKOM has a number of registered intellectual property rights consisting of trademarks and copyrights. TELKOM has registered with the Directorate General of Intellectual Property Rights of the Ministry of Justice and Human Rights of the Republic of Indonesia (i) trademarks for its corporate name, logo and certain services including the names of TELKOM’s products and (ii) copyrights of books and artworks. TELKOM is also in the process of registering a number of patents for technologies relating to, among others, cellular phones and network, PSTN, switching systems and related administration systems. These intellectual property rights are important to TELKOM’s business.
C.  Business and Organizational Structure
Information on Subsidiaries and Associated Companies
      As of December 31, 2004, TELKOM had interests in 10 consolidated subsidiaries and six unconsolidated associated companies. The business activities of the consolidated subsidiaries (as further described below) are described as part of TELKOM’s business in this Form 20-F, as well as in Note 1c to the consolidated financial statements. For a description of the activities of TELKOM’s unconsolidated associated companies, please see “Unconsolidated Associated Companies” below and Note 10 to the consolidated financial statements.

      The following table sets forth TELKOM’s direct ownership interest in companies as of December 31, 2004. TELKOM’s ownership interests in associated companies may be increased or diluted as a result of TELKOM’s planned restructuring of its legal ownership interests in these companies to focus on phone, mobile and multimedia businesses.

	Legal
	Ownership (%)
	As of
	December 31,
Company	2004	Notes	Business Operations

Consolidated subsidiaries:
PT AriaWest International (“AriaWest”)	100	(1)	Fixed-phone (KSO-III West Java & Banten)
PT Multimedia Nusantara (“Metra”)	100	(2)	Multimedia, pay TV
PT Graha Sarana Duta (“GSD”)	100		Real estate, construction and services
PT Indonusa Telemedia (“Indonusa”)	90	(3)	Interactive multimedia, special pay TV
PT Dayamitra Telekomunikasi (“Dayamitra”)	100	(4)	Fixed-phone (KSO-VI Kalimantan)
PT Telekomunikasi Selular (“Telkomsel”)	65		GSM cellular phone services
PT Napsindo Primatel Internasional (“Napsindo”)	60	(5)	Network Access Point, Voice Over Data
PT Infomedia Nusantara (“Infomedia”)	51		Telephone directory and other information services (electronic based business, call center and data segment)
PT Pro Infokom Indonesia (“PII”)	51	(6)	Telecommunication & information services, especially e-Government, e-Indonesia programs and B2B
PT Pramindo Ikat Nusantara (“Pramindo”)	100	(7)	Fixed-phone (KSO-I Sumatera)
Where TELKOM owns between 20% to 50%:
PT Patra Telekomunikasi Indonesia (“Patrakom”)	30.00		VSAT services
PT Citra Sari Makmur (“CSM”)	25.00		VSAT and other telecommunications services
PT Pasifik Satelit Nusantara (“PSN”)	43.69	(8)	Satellite transponder & communications
Where TELKOM owns less than 20%:
PT Mandara Selular Indonesia (previously PT Mobile Selular Indonesia) (“Mobisel”)	3.63	(9)	NMT-450 cellular and CDMA services

	Legal
	Ownership (%)
	As of
	December 31,
Company	2004	Notes	Business Operations

PT Batam Bintan Telekomunikasi (“Babintel”)	5.00		Fixed-phone (in Batam & Bintan islands)
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	3.18		Construction and consulting
Bridge Mobile Pte. Ltd	14.29		Regional mobile services

(1)	On July 31, 2003, TELKOM and the shareholders of AriaWest consummated the sale and purchase of AriaWest, pursuant to which TELKOM acquired 100% of AriaWest from PT Aria Infotek (52.50%), MediaOne International I B.V. (35%) and The Asian Infrastructure Fund (12.50%). One share in AriaWest was transferred to Mr. Woeryanto Soeradji in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.

(2)	On April 8, 2003, TELKOM increased its ownership in Metra to 100% by acquiring 69% of the shares of Metra from PT Indocitra Grahabawana under a share-swap transaction. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services. One share in Metra was transferred to Mr. Woeryanto Soeradji in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.

(3)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement pursuant to which TELKOM received an additional 30.58% of the shares of Indonusa from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased from 57.50% to 88.08%. Pursuant to an extraordinary general meeting of the shareholders of Indonusa on October 29, 2003, all of the stockholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88.08% to 90.39%. As of December 31, 2004, CPSC did not hold any shares in Indonusa. CPSC is not a major customer of TELKOM.

(4)	On December 14, 2004, TELKOM acquired 9.68% shares of Dayamitra from TM Communications (HK) Ltd., which increased TELKOM’s ownership in Dayamitra from 90.32% to 100%. One share in Dayamitra was transferred to Mr. Robby Rubama in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.

(5)	TELKOM increased its ownership in Napsindo from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Makmur Mandiri (“InfoAsia”). The agreement between TELKOM and InfoAsia was signed on December 30, 2002. The purchase price was paid on 28 January 2003, on which date TELKOM acquired control of Napsindo.

(6)	In January 2003, TELKOM, PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara and PT Prima Infokom Indonesia established PII to provide B2B, e-Government and e-Indonesia services. On January 20, 2005, TELKOM sold all of its shares in PII to PT Prima Infokom Indonesia.

(7)	On April 19, 2002, TELKOM and the shareholders of Pramindo signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares. TELKOM received 30% of the shares of Pramindo in August 2002 and in September 2003 received an additional 15%, while the remaining 55% was to be transferred to TELKOM on December 15, 2004, subject to certain conditions, including that TELKOM continues to meet its payment obligations under the terms of the promissory notes issued as consideration for the purchase price and protective rights granted to the selling shareholders. TELKOM obtained control of Pramindo at the closing on August 15, 2002 and consequently has consolidated 100% of Pramindo from that date even though its ownership in Pramindo was only 30% as of December 31, 2002. On January 29, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004, TELKOM used the loan proceeds to repurchase the promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004, and so accelerated the purchase of the remaining 55%. Following this transaction, TELKOM owned 100% of Pramindo. One share in Pramindo has been transferred to Mr. Adek Julianwar in order to comply with the legal requirement that Indonesian limited liability companies should be owned by more than one shareholder.

(8)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in relation to the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. PSN and its creditors have agreed to a debt-to-equity conversion, pursuant to which PSN is required to issue approximately 20 million new shares to the creditors. The conversion will in effect dilute the shareholding percentage of the existing shareholders of PSN, including TELKOM. As of the date of this Annual Report, the debt-to-equity conversion has not been effected. Once the conversion is effected, TELKOM’s ownership interest in PSN will be diluted to approximately 35%.

(9)	Pursuant to an Extraordinary General Meeting held on July 28, 2003, the shareholders of Mobisel agreed to restructure Mobisel. The restructuring program includes: (i) a debt to equity conversion involving accrued interconnection expenses owed by Mobisel to TELKOM; (ii) a new class of Series B shares being issued to the new shareholders while shares held by the existing shareholders are reclassified as Series A shares; and (iii) an equity investment of approximately US$2 million by PT Multi Investama. Following the completion of this restructuring program, TELKOM’s ownership in Mobisel was diluted from 25% to 7.44%. Effective on December 22, 2003, PT Mobile Selular Indonesia changed its corporate name to PT Mandara Selular Indonesia. In January 2004, Mobisel’s shareholders enacted resolutions approving the conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company to Series B shares. As a result, TELKOM’s ownership in Mobisel was diluted to 6.40%. On December 20, 2004, pursuant to shareholders’ resolutions, Mobisel issued 306 million new Series B shares, resulting in TELKOM’s interest being diluted from 6.40% to 3.63%.

Unconsolidated Associated Companies

PT Patra Telekomunikasi Indonesia
      Patrakom was established in September 1995 and as of the date of this Annual Report is owned by TELKOM (30%), Indosat (10%), PT Elnusa (40%) and PT Tanjung Mustika (20%). Patrakom provides satellite communication (VSAT) and related services and facilities to companies in various industries. As part of a continuous process of evaluation and restructuring by TELKOM of the status of its affiliates, as well as the Government’s policy to eliminate cross-ownership between TELKOM and Indosat, TELKOM is in the process of negotiation with other shareholders regarding a possible increase of ownership in Patrakom.

PT Citra Sari Makmur
      CSM was established in February 1986 and as of the date of this Annual Report is owned by TELKOM (25%), PT Tigatra (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.

PT Pasifik Satelit Nusantara
      PSN was established in July 1991 and as of the date of this Annual Report, PSN is legally owned by TELKOM (43.69%), Skaisnetindo Teknotama (10.92%), Primaupaya Lintasswara (7.71%), Hughes Space and Communications International (7.23%), Telesat Canada (7.23%) and others (23.20%) (including holders of American Depositary Shares of PSN who own 19.46% of PSN). PSN provides satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
      As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in relation to the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%.
      As of the date of this Annual Report, TELKOM is evaluating the benefits associated with an increase of its ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.

PT Mandara Selular Indonesia (previously PT Mobile Selular Indonesia)
      Mobisel was established on November 30, 1995 by TELKOM, TELKOM’s Pension Fund and PT Rajasa Hazanah Perkasa (“Rajasa”).
      As of the date of this Annual Report, Mobisel provides NMT-450 services formerly provided by TELKOM and Rajasa pursuant to a PBH in Java, Bali, Lombok, Sumatera and Lampung. Mobisel also launched a CDMA-based network in Lampung in mid-February 2004. As of December 31, 2004, Mobisel had approximately 10,000 subscribers.
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
      In January 2004, Mobisel’s shareholders enacted resolutions approving the conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company into equity. As a result, TELKOM’s ownership in Mobisel was diluted to 6.40%. On December 20, 2004, pursuant to shareholders resolutions, Mobisel issued 306 million new Series B shares, resulting in TELKOM’s interest being diluted from 6.40% to 3.44%. TELKOM has decided to divest its ownership in Mobisel and is in the process of identifying purchasers for its existing stake.

PT Batam Bintan Telekomunikasi
      Babintel was established in June 1996 and as of the date of this Annual Report is owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides telephony fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands. As at December 31, 2004, Babintel had approximately 2,590 subscribers.

PT Pembangunan Telekomunikasi Indonesia
      Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are TELKOM (3.18%), TELKOM’s Pension Fund (82%) and others (14.82%). Bangtelindo’s primary business is providing telecommunications network maintenance services and consultancy services on the installation and maintenance of telecommunications facilities.
     Bridge Mobile Pte. Ltd
      On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.
      Telkomsel contributed US$1.0 million (Rp.9,290 million) which represents a 14.286% ownership interest.

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
      As of December 31, 2004, TELKOM, excluding its subsidiaries, owned approximately 2,000 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2002, 2003 and 2004 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 56 to the consolidated financial statements for our reconciliation to U.S. GAAP.

A.	Operating Results
Overview
      TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through its majority owned subsidiary Telkomsel. TELKOM’s objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. As of December 31, 2004, TELKOM had approximately 9.9 million fixed lines in service and Telkomsel had approximately 16.3 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, data and Internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

2002
      TELKOM believes that the factors that have materially affected TELKOM, as well as the environment in which it operates, during 2002 were:

•	the general economic situation in Indonesia, particularly continued high interest rates during 2002;

•	an increase in fixed line tariffs by 15%;

•	the growth in the Indonesian mobile cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the sale of a 12.72% equity interest in Telkomsel to SingTel;

•	the acquisition and subsequent consolidation of Pramindo (KSO I) in August 2002; and

•	the implementation of an early retirement program.

2003
      TELKOM believes that its operating results in 2003 were significantly affected by:

•	the increase in TELKOM’s interconnection revenues;

•	the continued growth of the Indonesian mobile cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the acquisition and subsequent consolidation of AriaWest (KSO III) in July 2003;

•	the continuation of TELKOM’s early retirement program; and

•	increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity.

2004
      Telkom believes that its operating results in 2004 were significantly affected by:

•	the general economic situation in Indonesia, particularly the devaluation of the Rupiah during 2004;

•	an increase in fixed line tariffs by 9%;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the amendment of KSO agreement with MGTI on January 20, 2004 which resulted in TELKOM obtaining the legal right to control financial and operating decisions of KSO IV, and subsequent consolidation of KSO IV;

•	the continuation of TELKOM’s early retirement program; and

•	increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless.
      TELKOM’s operating results, discussed below under “Results of Operations”, for the three-year period from 2002 through 2004 reflected significant growth in operating revenues, particularly in the fixed line, cellular, interconnection and data and Internet businesses. The growth in operating revenues in the fixed line business reflected both increased fixed lines in service in the non-KSO and KSO regions and the acquisition and subsequent consolidation of KSO IV in January 2004, AriaWest (KSO III) in July 2003 and Pramindo (KSO I) in August 2002. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers. The growth of revenues in data and Internet services primarily reflected the increase in SMS traffic from Telkomsel subscribers and increased usage of TELKOM’s multimedia services. Interconnection revenues have also increased as a result of greater interconnection charges received from mobile cellular operators and from the launch of its international long-distance services (TIC-007) in June 2004, which is classified under interconnection revenue. KSO revenues have declined in the three-year period from 2002 through 2004 due to the acquisitions of KSO I, III and IV discussed above.
      TELKOM’s operating results for the three-year period from 2002 to 2004 also reflected significant growth in operating expenses. From 2002 to 2003, the growth in operating expenses was primarily driven by an increase in depreciation expense, operations, maintenance and telecommunications services expenses and general and administrative expenses. The increase in depreciation expense and operations, maintenance and telecommunications services expenses in 2003 was principally due to expenses arising from Telkomsel’s expansion of its network capacity. General and administrative expenses grew in 2003 primarily due to amortization of intangible assets from the acquisition of AriaWest and Pramindo, as well as the increase in TELKOM’s provisions for doubtful accounts in 2003. From 2003 to 2004, the growth of operating expenses was primarily driven by an increase in depreciation expense, personnel expenses and operations, maintenance and telecommunications services expenses. The increase in depreciation expense and operations, maintenance and telecommunications services expenses in 2004 was principally due to expenses arising from Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to its deployment of fixed wireless. Personnel expenses grew in 2004 primarily due to a significant increase in net periodic pension cost and increases in salaries and related benefits and vacation pay, incentives and other benefits.
      TELKOM had a significant gain and loss charged to other income (charges) during the three-year period from 2002 through 2004. In 2002, TELKOM recorded a gain on sale of long-term investment of Rp.3,196.4 billion arising from the sale of a 12.72% shareholding in Telkomsel to SingTel Mobile. In 2004, TELKOM recognized loss on foreign exchange of Rp.1,220.8 billion due to the devaluation of the Rupiah during 2004, primarily related to foreign exchange loss on its US Dollar borrowings.

Economic Situation in Indonesia
      TELKOM was significantly affected by a severe economic crisis that Indonesia and other Asian countries experienced beginning in the second half of 1997. As a result of the Asian financial crisis, the Rupiah depreciated significantly and experienced periods of significant volatility. From August 1997 to mid 1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to a low of approximately Rp.15,000 per US Dollar. In the three-year period from 2002 through 2004, the Rupiah experienced the following (based on Bank Indonesia’s middle exchange rate):

•	in 2002, an appreciation from Rp.10,400 per US Dollar at December 31, 2001 to Rp.8,940 per US Dollar at December 31, 2002;

•	in 2003, an appreciation from Rp.8,940 per US Dollar at December 31, 2002 to Rp.8,465 per US Dollar at December 31, 2003;

•	in 2004, a depreciation from Rp.8,465 per US Dollar at December 31, 2003 to Rp.9,290 per US Dollar at December 31, 2004;
      As of July 13, 2005, Bank Indonesia’s middle exchange rate was Rp.9,750 per US$1.00.
      Indonesia also experienced higher rates of inflation and interest rates from the second half of 1997 through 2002. For the years ended December 31, 2002, 2003 and 2004, the annual inflation rate was 10.03%, 5.1% and 6.4%, respectively. The interest rate on a one-month Bank Indonesia Certificate (SBI) as of December 31, 2002, 2003 and 2004 was 12.9%, 8.3% and 7.4%, respectively. See Item 3. “Key Information — D. Risk Factors — Risks relating to Indonesia — Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia” and Item 3. “Key Information — A. Selected Financial Data — Exchange Rate Information.”

Limited Increases in Tariffs
      Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The maximum increase equals the Indonesian inflation rate (referred to by the Government as the Consumer Price Index (“CPI”)) typically for the last two years, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers. Although the regulations provide for an annual tariff review and adjustment, economic conditions in Indonesia led to tariffs being frozen in 2000 and 2001. See Item 3D. “Risk Factors — Risk Relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reform may adversely affect TELKOM’s business.”
      On January 29, 2002, the MoC announced that fixed line tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed line tariffs by an average of 15%. Although fixed line tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on

January 16, 2003 of the implementation of such increases. On March 30, 2004, the Government, as recommended by the ITRB, announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. As a result, on April 1, 2004, TELKOM adjusted its fixed line tariffs and fixed wireless tariffs, with local charges increasing by 28.2%, DLD tariffs decreasing by an average of 10.6% and monthly subscription charges increasing by varying amounts from 12.1% to 25.1%, depending on the type of subscription. The Government did not carry out its plan to further increase fixed line tariffs to reach the 45.49% average increase announced in January 2002 by January 2005. In an announcement by the MoCI on April 1, 2005 regarding access codes, the MoCI indicated that there would be another rebalancing of tariffs in the future. However, there has been no indication by the MoCI when the Government intends to carry out the plan.

Growth of Indonesian Cellular Market and Increase in Telkomsel’s revenues
      The Indonesian cellular market has increased significantly in recent years. Telkomsel, a subsidiary of TELKOM engaged in the cellular telephone business, experienced a 32.3% growth in net operating revenues from 2003 to 2004, due to a 69.8% growth in its total number of cellular subscribers, as a result of the increased usage of mobile cellular phones in Indonesia and a corresponding increase in revenues from air time charges. Telkomsel experienced a 47.3% growth in net operating revenues from 2002 to 2003, due to a 60% growth in its total number of cellular subscribers. Telkomsel’s revenues from cellular accounted for approximately 30.7% of TELKOM’s consolidated total operating revenues for the year ended December 31, 2004, compared to 31.2% for the year ended December 31, 2003 and 29.9% for the year ended December 31, 2002.
      Due to the growth in the cellular market, competition has increased among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with fixed wireless lines in service increasing significantly in 2004.

Increase in TELKOM’s interconnection revenues
      TELKOM’s interconnection revenues accounted for approximately 18.2% of TELKOM’s consolidated operating revenues for the year ended December 31, 2004, compared to 15.3% for the year ended December 31, 2003 and 13.6% for the year ended December 31, 2002. From 2003 to 2004, the 48.7% increase in interconnection revenues was primarily due to a 36.9% increase in interconnection charges paid to TELKOM by mobile cellular operators to Rp.5,351.6 billion and a 248.3% increase in interconnection revenue from international calls to Rp.641.2 billion. This international interconnection revenue included international long-distance revenue from TELKOM’s IDD service (TIC-007) since the launch in June 2004. From 2002 to 2003, the increase in interconnection revenues was primarily due to a 74.4% increase in interconnection charges paid to TELKOM by mobile cellular operators to Rp.3,908.3 billion, partially offset by a 52.7% decrease in interconnection revenue from international calls to Rp.184.1 billion.

Increase in TELKOM’s data and Internet revenues
      Data and Internet revenues accounted for approximately 14.2% of TELKOM’s consolidated operating revenues for the year ended December 31, 2004, compared to 11.5% for the year ended December 31, 2003 and 7.5% for the year ended December 31, 2002. TELKOM’s revenues from its data and Internet services increased by 54.7% from 2003 to 2004 and by 100.3% from 2002 to 2003. The increase in data and Internet revenues in 2004 was primarily due to a 61.6% increase in revenues generated from SMS services and a 64.4% increase in revenues from multimedia services. The increase in 2003 was primarily due to a 121.1% increase in revenues generated from SMS services and a 115.7% increase in revenues from TELKOM’s international VoIP services.

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

Acquisition and Consolidation of KSO IV, III and I
      TELKOM’s operating revenues and expenses for the three-year period from 2002 through 2004 have been affected by the acquisition and subsequent consolidation of KSO IV in January 2004 and the acquisition and subsequent consolidation of AriaWest (KSO III) in July 2003 and Pramindo (KSO I) in August 2002. Prior to consolidation of KSO IV, III and I, TELKOM received revenues from these KSO regions in the form of guaranteed minimum monthly payments and additional monthly revenue sharing payments from the revenues of the KSO regions after payment of the minimum monthly payments and certain operating expenses. TELKOM was not directly allocated any of the operating expenses for the KSO regions. See “Item 4. Information on the Company — B. Business Overview — Joint Operation Scheme.” Upon consolidation, TELKOM no longer receives the minimum monthly payments and revenue sharing payments and instead consolidates all of the revenues and expenses of such KSO regions on its books. As a result, KSO revenues have declined in the three-year period from 2002 through 2004 due to the acquisitions of KSO I, III and IV discussed above. Following these acquisitions, KSO VII is the only remaining KSO region under the joint operation scheme.
      In connection with the acquisition of KSO IV in January 2004, TELKOM recognized the full amount of the liability for the purchase price of approximately US$390.7 million or equivalent to Rp.3,285.4 billion, which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI (the investor in KSO IV) beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct costs of the business combination. The allocation of the acquisition cost consisted of Rp.2,377.1 billion for property, plant and equipment and Rp.908.2 million for intangible assets. The allocation of the acquisition cost was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent the right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years. As of December 31, 2004, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$462.9 million (Rp.4,305.1 billion) and is presented in TELKOM’s balance sheet as “Liabilities of Business Acquisitions.”

Early Retirement Program
      In 2001, TELKOM implemented a voluntary early retirement program for certain eligible employees. TELKOM continued its voluntary early retirement program during 2002, 2003 and 2004 and made lump-sum payments to participating employees based on years of service, age and salary. A total of 7,269 employees retired under the program during the three-year period from 2002-2004, with 2,288 retiring in 2002, 4,177 retiring in 2003 and 804 retiring in 2004. TELKOM accrued Rp.717.3 billion, Rp.355.7 billion and Rp.243.5 billion (US$26.2 million) in 2002, 2003 and 2004, respectively, for costs associated with its early retirement program.

Depreciation Expense and Operations and Maintenance Expense
      TELKOM’s depreciation expense and operations and maintenance expense has increased significantly during the three-year period from 2002 through 2004. These increases have primarily related to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and an increase in TELKOM’s fixed assets due to deployment of fixed wireless. Telkomsel’s subscriber base has increased from 6,010,772 subscribers as of December 31, 2002 to 9,588,807 subscribers as of December 31, 2003 and to 16,290,508 subscribers as of December 31, 2004. In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi for both fixed and portable handsets. TELKOM’s subscribers for this fixed wireless service grew from 264,285 subscribers as of December 31, 2003 to 1,429,368 subscribers as of December 31, 2004. In particular, TELKOM began an aggressive deployment of fixed wireless in KSO III and KSO IV following TELKOM’s acquisitions of KSO III in July 2003 and KSO IV in January 2004.
Restatement of Information Previously Reported
      Subsequent to the filing of the consolidated financial statements in TELKOM’s 2002 Annual Report on Form 20-F and Amendment No. 1 to 2002 Annual Report on Form 20-F/ A that was filed with the SEC on June 11, 2003, TELKOM made certain adjustments to the Indonesian GAAP and the related reconciliation with U.S. GAAP amounts previously disclosed for 2002 and prior years which were required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments were set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A that was filed with the SEC on February 9, 2004 under the heading “Item 5. Restatement of Information Previously Reported.” Please see “Item 15. Controls and Procedures — Restatement of Information Previously Reported.”
Reclassifications
      TELKOM also described in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A the reclassification of certain accounts to conform with Indonesian GAAP and U.S. GAAP presentation requirements, but these reclassifications did not affect TELKOM’s consolidated net income for the year ended 2002. Please see “Item 15. Controls and Procedures — Reclassifications.”
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
      TELKOM consolidated AriaWest’s financial statements into its 2003 financial statements from July 31, 2003, the date of acquisition of 100% equity interest in AriaWest.
      TELKOM consolidated the revenues and expenses of KSO IV from February 2004 after it obtained the legal right to control financial and operating decisions of KSO IV on January 20, 2004.

Foreign Exchange Translations
      The functional currency of TELKOM and its subsidiaries is the Indonesian Rupiah and the books of accounts of TELKOM and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at the transaction date. At the balance sheet date, the exchange rates used for translation of monetary assets and monetary liabilities denominated in foreign currencies are the buying and selling rates quoted by

Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liabilities, were Rp.8,940 and Rp.8,960 to US$1.00 as of December 31, 2002, Rp.8,430 and Rp.8,450 to US$1.00 as of December 31, 2003 and Rp.9,280 and Rp.9,300 to US$1.00 as of December 31, 2004. These rates differ from the rates used for convenience translations in this Annual Report, including in the tables appearing in the discussion and analysis below. See Note 2(e) to the consolidated financial statements.
      The resulting foreign exchange gains and losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets.
      The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts for 2004 into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,290 to US$1.00 published by Reuters on December 31, 2004. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange. See Note 3 to the consolidated financial statements.
TELKOM’s Operating Revenues
      The following table sets out TELKOM’s operating revenues, itemized according to TELKOM’s main products and services, for the three years 2002 through 2004, with each item also expressed as a percentage of total operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	7,264.1	34.9	8,896.9	32.8	10,645.0	31.4	1,145.9
Cellular	6,226.8	29.9	8,458.8	31.2	10,421.3	30.7	1,121.8
Joint Operation Schemes	2,128.1	10.2	1,486.3	5.5	656.6	1.9	70.7
Interconnection	2,831.3	13.6	4,162.1	15.3	6,188.0	18.2	666.1
Data and Internet	1,551.6	7.5	3,108.6	11.5	4,808.8	14.2	517.6
Network	316.1	1.5	517.9	1.9	654.3	1.9	70.4
Revenue-sharing arrangements	263.8	1.3	258.5	1.0	280.6	0.8	30.2
Other telecommunications services	221.0	1.1	226.9	0.8	293.2	0.9	31.5

Total Operating Revenues	20,802.8	100.0	27,116.0	100.0	33,947.8	100.0	3,654.2

      Subsequent to an announcement by the DGPT in August 2001 that the Government intended to terminate TELKOM’s exclusive right to provide local and domestic long-distance services, TELKOM’s exclusive right to provide domestic local service was finally terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. TELKOM, however, received its commercial license to provide IDD fixed line services on May 13, 2004. As a result of the termination of TELKOM’s exclusive right to provide local and domestic long-distance service, Indosat, a competitor of TELKOM, received its commercial license to provide domestic long-distance services on May 13, 2004 and began offering fixed wireless services in August 2004. TELKOM believes Indosat will enter the domestic long-distance market in the future. TELKOM expects that revenues from providing interconnection services to new entrants in the domestic local and domestic long-distance markets will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of these markets. With regard to IDD fixed line services,

TELKOM began offering these services to its customers on June 7, 2004 under the “TIC 007” brand. TELKOM currently recognizes these international long-distance revenues as interconnection revenues. Although TELKOM expects its IDD fixed line service to be competitive, as of the date of this Annual Report TELKOM can give no assurance as to how these services or the liberalization of the local call and domestic long-distance markets will affect TELKOM’s financial condition and results of operations.

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
      Fixed line telephone revenues for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	5,447.9	26.2	6,561.8	24.2	7,439.3	21.9	800.8
Monthly subscription charges	1,474.8	7.1	1,948.8	7.2	2,934.9	8.6	315.9
Installation charges	130.2	0.6	223.1	0.8	201.3	0.6	21.7
Phone cards	29.3	0.1	34.4	0.1	15.6	0.1	1.7
Others	181.9	0.9	128.8	0.5	53.9	0.2	5.8

Total	7,264.1	34.9	8,896.9	32.8	10,645.0	31.4	1,145.9

Cellular Telephone Revenues
      The main component of cellular telephone revenues is air time charges. Cellular telephone revenues also include monthly subscription charges, connection fee charges and features.
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
      Cellular telephone revenues for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Cellular Telephone Revenues
Air time charges	5,453.6	26.2	7,677.9	28.3	9,825.7	28.9	1,057.7
Monthly subscription charges	593.3	2.9	580.5	2.2	448.5	1.3	48.3
Connection fee charges	172.3	0.8	194.1	0.7	55.8	0.2	6.0
Features	7.6	0.0	6.3	0.0	91.3	0.3	9.8

Total	6,226.8	29.9	8,458.8	31.2	10,421.3	30.7	1,121.8

Joint Operation Scheme (“KSO”) Revenues
      KSO revenues consist of:

•	Initial payment made by the KSO partners, which is amortized over the life of the KSO Agreement;

•	Minimum TELKOM Revenues (“MTR”), being a specified minimum payment, which is payable monthly; and

•	Distributable TELKOM Revenues (“DTR”), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which is payable monthly.
      KSO Revenues for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
KSO Revenues
Minimum TELKOM Revenues	1,319.7	6.3	899.9	3.3	296.0	0.9	31.9
Share in distributable KSO Revenues	801.0	3.9	583.0	2.2	349.5	1.0	37.6
Amortization of unearned initial investor payments under Joint Operation Schemes	7.4	0.0	3.4	0.0	11.1	0.0	1.2

Total	2,128.1	10.2	1,486.3	5.5	656.6	1.9	70.7

Interconnection Revenues
      The components of interconnection revenues are revenues from cellular interconnection, international interconnection and other interconnection. Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM’s fixed line network and Telkomsel’s mobile cellular network. Interconnection revenues also include international roaming by overseas operators to Telkomsel’s mobile cellular network and a retail fee charged to TELKOM’s subscribers for an outgoing call. This international interconnection revenue included international long-distance revenue from TELKOM’s IDD service (TIC-007) since the launch in June 2004.

      Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by Government regulation. Revenues from interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses paid to other operators. Interconnection revenues are typically accrued initially and settled among operators monthly and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement. On March 11, 2004, the MoC issued a decree stating that cost-based interconnection will commence beginning January 1, 2005. However, as of the date of this annual report, the MoCI, to which telecommunications regulatory responsibility was transferred in February 2005, has not issued implementing regulations. TELKOM expects that the current interconnection fees may be adjusted as a result of the new cost-based interconnection scheme but TELKOM can give no assurance regarding the impact, if any, of such adjustment on TELKOM’s business, financial condition, results of operations and prospects.
      Interconnection revenues for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Interconnection Revenues
Cellular	2,241.5	10.8	3,908.3	14.4	5,351.6	15.7	576.1
International	389.3	1.9	184.1	0.7	641.2	1.9	69.0
Other	200.5	0.9	69.7	0.2	195.2	0.6	21.0

Total	2,831.3	13.6	4,162.1	15.3	6,188.0	18.2	666.1

Data and Internet Revenues
      The components of data and Internet revenues are revenues from SMS, multimedia, VoIP and ISDN services. Data and Internet revenue for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Data and Internet Revenue
SMS	997.2	4.9	2,205.1	8.2	3,562.7	10.5	383.5
Multimedia	337.8	1.6	494.7	1.8	813.3	2.4	87.5
VoIP	152.2	0.7	328.3	1.2	318.9	0.9	34.3
ISDN	64.4	0.3	80.5	0.3	113.9	0.4	12.3

Total	1,551.6	7.5	3,108.6	11.5	4,808.8	14.2	517.6

Network Revenues
      The components of network revenues are revenues from satellite transponder leases and leased lines. Network revenue for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Network Revenue
Satellite transponder lease	190.2	0.9	270.9	1.0	210.9	0.6	22.7
Leased lines	125.9	0.6	247.0	0.9	443.4	1.3	47.7

Total	316.1	1.5	517.9	1.9	654.3	1.9	70.4

Revenues under Revenue-Sharing Arrangements
      The components of revenues under revenue-sharing arrangements are net share in revenue earned under revenue-sharing arrangements and amortization of unearned income under revenue-sharing arrangements. Revenues under revenue-sharing arrangements for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Revenues Under Revenue-Sharing Arrangements
Net share in revenue earned under Revenue-Sharing Arrangements	211.5	1.0	200.1	0.8	198.6	0.6	21.4
Amortization of unearned income under Revenue-Sharing
Arrangements	52.3	0.3	58.4	0.2	82.0	0.2	8.8

Total	263.8	1.3	258.5	1.0	280.6	0.8	30.2

Other Telecommunications Services Revenues
      Other telecommunications services revenues primarily represent telex and telegram revenues, revenues from the telephone directory business and revenues from cable television services. TELKOM’s revenues from cable television services and telephone directory services have been increasing. However, due to the rapid growth of technology development, telex and telegram revenues are in decline.
TELKOM’s Operating Expenses
      The following table sets out TELKOM’s operating expenses for the three years 2002 through 2004, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Expenses
Depreciation	3,473.4	16.7	4,779.5	17.6	6,438.5	19.0	693.1
Operations, maintenance and telecommunications services	2,290.2	11.0	3,338.7	12.3	4,529.6	13.3	487.6
Personnel	4,387.6	21.1	4,440.1	16.4	5,570.8	16.4	599.7
General and administrative	1,146.3	5.5	2,078.8	7.7	2,599.8	7.7	279.8
Marketing	375.1	1.8	502.9	1.8	881.9	2.6	94.9

Total Operating Expenses	11,672.6	56.1	15,140.0	55.8	20,020.6	59.0	2,155.1

Depreciation Expense
      Depreciation expense relates to TELKOM’s property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing in the month such assets were placed into service. See Notes 2k, 2l, 2m, 11 and 12 to the consolidated financial statements.
      In accordance with Indonesian GAAP, TELKOM capitalizes interest costs and foreign exchange gains or losses for assets under construction and depreciates these amounts over the useful lives of the assets to which they relate. In 2002, 2003 and 2004, TELKOM capitalized interest costs for assets under construction of Rp.20.1 billion, Rp.22.9 billion and Rp.57.7 billion (US$6.2 million), respectively.

TELKOM capitalized foreign exchange losses (gains) for assets under construction of (Rp.27.6 billion), nil and Rp.74.3 billion (US$8.0 million) in 2002, 2003 and 2004, respectively.

Operations, Maintenance and Telecommunications Services Expenses
      Operations, maintenance and telecommunications services expenses for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operations, Maintenance and Telecommunications Services Expenses
Operations and maintenance	1,042.6	5.0	1,744.8	6.4	2,398.2	7.1	258.1
Radio frequency usage charges	292.7	1.4	371.7	1.4	492.6	1.5	53.0
Electricity, gas and water	219.9	1.1	300.4	1.1	385.7	1.1	41.5
Cost of phone cards	197.7	1.0	181.3	0.7	366.7	1.1	39.5
Concession fees	163.9	0.8	239.0	0.9	314.7	0.9	33.9
Insurance	142.9	0.7	157.1	0.6	151.3	0.4	16.3
Leased lines	103.6	0.5	127.0	0.5	132.8	0.4	14.3
Vehicles and supporting facilities	80.0	0.3	115.7	0.4	181.7	0.5	19.6
Traveling	16.5	0.1	29.8	0.1	42.2	0.1	4.5
Others	30.4	0.1	71.9	0.2	63.7	0.2	6.9

Total	2,290.2	11.0	3,338.7	12.3	4,529.6	13.3	487.6

Personnel Expenses
      The main components of personnel expenses in 2004 were salaries and related benefits, which were Rp.1,796.9 billion (US$193.4 million), vacation pay, incentives and other benefits, which were Rp.1,156.1 billion (US$124.4 million), and net periodic pension cost, which was Rp.1,034.8 billion (US$111.4 million).

      Personnel expenses for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Personnel Expenses
Salaries and related benefits	1,410.7	6.8	1,574.2	5.8	1,796.9	5.3	193.4
Vacation pay, incentives and other benefits	655.5	3.2	816.1	3.0	1,156.1	3.4	124.4
Early retirements	717.3	3.4	355.7	1.3	243.5	0.7	26.2
Long service awards	289.9	1.4	219.2	0.8	159.3	0.5	17.2
Net periodic pension cost	362.3	1.7	191.0	0.7	1,034.8	3.1	111.4
Employee income tax	201.5	1.0	468.8	1.7	523.8	1.5	56.4
Net periodic post-retirement benefit cost	616.5	3.0	641.4	2.4	492.2	1.5	53.0
Housing	89.5	0.4	116.9	0.4	103.5	0.3	11.2
Medical	28.2	0.1	9.7	0.1	12.2	0.0	1.3
Other employee benefits	—	—	4.4	0.0	11.5	0.0	1.2
Others	16.2	0.1	42.7	0.2	37.0	0.1	4.0

Total	4,387.6	21.1	4,440.1	16.4	5,570.8	16.4	599.7

General and Administrative Expenses
      The main components of general and administrative expenses in 2004 were amortization of goodwill and other intangible assets, which totaled Rp.872.3 billion (US$93.9 million), arising from the acquisitions of GSD, Dayamitra, Pramindo, AriaWest and KSO IV, collection expenses, which totaled Rp.359.0 billion (US$38.6 million), and provision for doubtful accounts and inventory obsolescence, which totaled Rp.357.7 billion (US$38.5 million).
      General and administrative expenses for the three years 2002 through 2004 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
General and Administrative Expenses
Provision for doubtful accounts and inventory obsolescence	31.1	0.1	326.4	1.2	357.7	1.1	38.5
Professional fees	219.0	1.0	115.6	0.4	137.3	0.4	14.8
Collection expenses	224.8	1.1	273.8	1.0	359.0	1.1	38.6
Training, education and recruitment	122.1	0.6	126.9	0.5	228.5	0.7	24.6
Travel	111.4	0.5	144.7	0.6	192.6	0.6	20.7
Amortization of goodwill and other intangible assets	188.0	0.9	730.7	2.7	872.3	2.6	93.9
Security and screening	77.1	0.4	110.3	0.4	143.9	0.4	15.5
Printing and stationery	43.5	0.2	50.5	0.2	81.0	0.2	8.7
Meetings	31.7	0.2	42.8	0.2	58.3	0.2	6.3
Research and development	10.5	0.1	9.1	0.0	13.2	0.0	1.4
General and social contribution	69.4	0.3	113.8	0.4	111.8	0.3	12.0
Others	17.7	0.1	34.2	0.1	44.2	0.1	4.8

Total	1,146.3	5.5	2,078.8	7.7	2,599.8	7.7	279.8

Marketing Expenses
      Marketing expenses consist of advertising, customer education and other marketing expenses.

	Year Ended December 31,

	2002		2003		2004		2004

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Marketing Expenses
Advertising	310.3	1.5	381.7	1.4	699.6	2.1	75.3
Customer education	52.3	0.2	102.2	0.3	152.4	0.4	16.4
Others	12.5	0.1	19.0	0.1	29.9	0.1	3.2

Total	375.1	1.8	502.9	1.8	881.9	2.6	94.9

Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Operating Revenues.
      Total operating revenues increased by Rp.6,831.8 billion, or 25.2%, from Rp.27,116.0 billion in 2003 to Rp.33,947.8 billion in 2004. Operating revenues increased in 2004 for fixed lines, cellular, interconnection, network, data and Internet, revenue-sharing arrangements and other telecommunications services. KSO revenues decreased from 2003 to 2004.
Fixed Lines Telephone Revenues.
      Fixed lines revenues increased by Rp.1,748.1 billion, or 19.6%, from Rp.8,896.9 billion in 2003 to Rp.10,645.0 billion in 2004. The increase in fixed lines revenues was primarily due to increases in local and domestic long-distance revenues and monthly subscription charges in 2004. Local and domestic long-distance revenues increased by Rp.877.5 billion, or 13.4%, from Rp.6,561.8 billion in 2003 to Rp.7,439.3 billion in 2004. Monthly subscription charges increased by Rp.986.1 billion, or 50.6%, from Rp.1,948.8 billion in 2003 to Rp.2,934.9 billion in 2004.
      The increases were primarily attributable to:

•	The consolidation of KSO IV revenues following the acquisition of KSO IV in January 2004, which contributed Rp.969.2 billion (US$104.3 million) to the increase in fixed lines revenues.

•	The 439.8% growth in the number of subscribers for fixed wireless, from 264,787 subscribers as of December 31, 2003 to 1,429,368 subscribers as of December 31, 2004, particularly the 454.2% growth in the number of lines in service in the non-KSO regions, resulting from the introduction of post-paid fixed wireless services only in the first quarter of 2003 and pre-paid fixed wireless service only in the third quarter of 2003.

•	TELKOM’s increase in fixed line tariffs in 2004 by a weighted average increase of 9%, with local charges increasing 28.2%, DLD tariffs decreasing by an average of 10% and monthly subscription charges increasing by varying amounts from 12.1% to 25.1%.
Cellular Telephone Revenues.
      Cellular telephone revenues increased by Rp.1,962.5 billion, or 23.2%, from Rp.8,458.8 billion in 2003 to Rp.10,421.3 billion in 2004. The increase in cellular telephone revenues was primarily due to an increase in air time charges, partially offset by a decrease in monthly subscription charges and connection fee charges. Air time charges increased by Rp.2,147.8 billion, or 28.0%, from Rp.7,677.9 billion in 2003 to Rp.9,825.7 billion in 2004. Monthly subscription charges decreased by Rp.132.0 billion, or 22.7%, from Rp.580.5 billion in 2003 to Rp.448.5 billion in 2004 due to price competition among cellular operators and the increase in prepaid subscribers as discussed below.

Connection fee charges decreased by Rp.138.3 billion, or 71.3%, from Rp.194.1 billion in 2003 to Rp.55.8 billion in 2004 due to price competition among cellular operators.
      The increase in cellular telephone revenues was primarily attributable to 69.9% growth in Telkomsel’s total cellular subscribers, from 9,588,807 subscribers as of December 31, 2003 to 16,290,508 subscribers as of December 31, 2004. This increase was caused by a 87.3% growth in net-additional subscribers from 3,578,035 subscribers as of December 31, 2003 to 6,701,701 subscribers as of December 31, 2004. In 2004, Telkomsel marketed its new Kartu As prepaid cards with lower denominations than Telkomsel’s other prepaid cards at the time. The Kartu As prepaid cards have a flat rate, which generally is lower than Telkomsel’s other prepaid cards with rates that vary by time of day. Postpaid subscribers grew by 31.8% to 1,327,549 subscribers and prepaid subscribers grew by 74.4% to 14,962,959 subscribers, in each case as of December 31, 2004.
      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 89.5% as of December 31, 2003 to 91.9% as of December 31, 2004. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.123,000 in 2003 to approximately Rp.102,000 in 2004. Despite the decrease in overall ARPU for voice, the SMS/non-voice ARPU for postpaid increased (approximately 37% growth average per month) due to the increase in premium SMS, mobile banking transactions, and average number of SMS per subscribers per month.
Interconnection Revenues.
      Net interconnection revenues increased by Rp.2,025.9 billion, or 48.7%, from Rp.4,162.1 billion in 2003 to Rp.6,188.0 billion in 2004. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenue included international long-distance revenue from TELKOM’s IDD service (TIC-007) since the launch in June 2004.
      Cellular interconnection revenues increased by Rp.1,443.3 billion, or 36.9%, from Rp.3,908.3 billion in 2003 to Rp.5,351.6 billion in 2004, primarily due to the growth of Telkomsel’s cellular subscribers. International interconnection revenues increased by Rp.457.1 billion, or 248.3%, from Rp.184.1 billion in 2003 to Rp.641.2 billion in 2004, primarily due to an increase in incoming and outgoing IDD traffic. IDD traffic has increased significantly primarily due to the launch of TELKOM’s IDD service in June 2004. Other interconnection revenues increased by Rp.125.5 billion, or 180.1%, from Rp.69.7 billion in 2003 to Rp.195.2 billion in 2004, primarily due to interconnection with Indosat’s local fixed wireless services which was launched in 2004.
      TELKOM’s interconnection revenues accounted for approximately 18.2% of TELKOM’s consolidated operating revenues for the year ended December 31, 2004, compared to 15.3% for the year ended December 31, 2003.
KSO Revenues (Joint Operation Scheme Revenues).
      KSO revenues decreased by Rp.829.7 billion, or 55.8%, from Rp.1,486.3 billion in 2003 to Rp.656.6 billion in 2004. The decrease in KSO revenues was primarily due to a significant decrease in MTR and DTR in 2004. MTR decreased by Rp.603.9 billion, or 67.1%, from Rp.899.9 billion in 2003 to Rp.296.0 billion in 2004. DTR decreased by Rp.233.5 billion, or 40.1%, from Rp.583.0 billion in 2003 to Rp.349.5 billion in 2004. Amortization of unearned initial payments increased slightly by Rp.7.7 billion, or 226.5%, from Rp.3.4 billion in 2003 to Rp.11.1 billion in 2004 due to the recognition in 2004 of the remaining portion of unearned initial payments for KSO IV following the acquisition of KSO IV.

      The decrease in KSO revenues was attributable to the acquisition of KSO IV in 2004 and primarily reflected TELKOM’s share in distributable KSO IV revenues and TELKOM’s right to receive MTR that were no longer received by TELKOM following the acquisition of KSO IV. All KSO IV revenues have been consolidated to TELKOM under fixed lines revenues since February 1, 2004.
      As a result of the acquisition of operational control of KSO IV, fixed lines in service in the KSO regions decreased 34.0% from 1,449,066 lines as of December 31, 2003 to 956,806 lines as of December 31, 2004. Following this acquisition, KSO VII is the only remaining KSO region under the joint operation scheme.
Data and Internet Revenues.
      Data and Internet revenues increased by Rp.1,700.2 billion, or 54.7%, from Rp.3,108.6 billion in 2003 to Rp.4,808.8 billion in 2004. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues and multimedia revenues and a smaller increase in ISDN revenues, partially offset by a slight decrease in VoIP revenues. SMS revenues increased by Rp.1,357.6 billion, or 61.6%, from Rp.2,205.1 billion in 2003 to Rp.3,562.7 billion in 2004 mainly attributed to the significant growth in SMS traffic from Telkomsel subscribers. Multimedia revenues increased by Rp.318.6 billion, or 64.4%, from Rp.494.7 billion in 2003 to Rp.813.3 billion in 2004 due to increased usage of the dial-up Internet in Indonesia and the general growth in the data communications market in Indonesia including use of frame relay, VPN and international leased line services. ISDN revenues increased by Rp.33.4 billion, or 41.5%, from Rp.80.5 billion in 2003 to Rp.113.9 billion in 2004 due to an increase in monthly and usage charges for one of its ISDN services, following the tariff rebalancing. VoIP revenues decreased by Rp.9.4 billion, or 2.9%, from Rp.328.3 billion in 2003 to Rp.318.9 billion in 2004 due to the decrease in traffic of VoIP.
Network Revenues.
      Network revenues increased by Rp.136.4 billion, or 26.3%, from Rp.517.9 billion in 2003 to Rp.654.3 billion in 2004. A decrease in satellite revenues was offset by an increase in leased line revenues. Satellite transponder revenues decreased by Rp.60.0 billion, or 22.1%, from Rp.270.9 billion in 2003 to Rp.210.9 billion in 2004 primarily due to a price decrease made in 2004 to reflect market conditions. Leased lines revenues increased by Rp.196.4 billion, or 79.5%, from Rp.247.0 billion in 2003 to Rp.443.4 billion in 2004 as a result of an increase in the number of telecommunications operators, particularly cellular operators due to significant increases in cellular subscribers.
Revenues under Revenue-Sharing Arrangements (“PBHs”).
      Revenues under revenue-sharing arrangements increased by Rp.22.1 billion, or 8.6%, from Rp.258.5 billion in 2003 to Rp.280.6 billion in 2004. The increase in revenue under revenue-sharing arrangements was due to an increase in amortization of unearned income under revenue-sharing arrangements, partially offset by a slight decrease in net share in revenue earned under revenue-sharing arrangements. Amortization of unearned income under revenue-sharing arrangements increased by Rp.23.6 billion, or 40.4%, from Rp.58.4 billion in 2003 to Rp.82.0 billion in 2004 due to amortization of unearned income from TELKOM’s new revenue-sharing arrangement projects. Net share in revenue earned under revenue-sharing arrangements decreased by Rp.1.5 billion, or 0.8%, from Rp.200.1 billion in 2003 to Rp.198.6 billion in 2004 due to the expiration of some of the revenue-sharing arrangement contracts. Although the total number of revenue-sharing arrangements increased from 27 contracts as of December 31, 2003 to 79 contracts as of December 31, 2004, many of these new revenue-sharing arrangements did not generate significant pulse (and corresponding revenue to TELKOM) in 2004 due to the respective assets being placed into service during the fourth quarter of 2004.

Other Telecommunications Services Revenues.
      Other telecommunications services revenues increased by Rp.66.3 billion, or 29.2%, from Rp.226.9 billion in 2003 to Rp.293.2 billion in 2004. The increase in revenue from other telecommunications services was primarily due to an increase in revenue from telephone directory services resulting from an increase in advertising and an increase in revenue from cable television services resulting from increased marketing.
Operating Expenses.
      Total operating expenses increased by Rp.4,880.7 billion, or 32.2%, from Rp.15,140.0 billion in 2003 to Rp.20,020.7 billion in 2004. The increase in total operating expenses was attributable to substantial increases in depreciation, operations, maintenance and telecommunications services expenses and personnel expenses and smaller increases in general and administrative expenses and marketing expenses.
Personnel Expenses.
      Personnel expenses increased by Rp.1,130.7 billion, or 25.5%, from Rp.4,440.1 billion in 2003 to Rp.5,570.8 billion in 2004. The main contributor to the increase was KSO IV personnel cost following Telkom’s acquisition of KSO IV. TELKOM incorporated 2,802 employees from KSO IV in 2004. The increase in employees from KSO IV was partially offset by a decrease of 804 employees that participated in TELKOM’s early retirement program in 2004. In addition, in April 2004 TELKOM increased the basic salary, basic allowance and position allowance of its employees. These reasons led to an increase in recurring employee expenses, as follows:

•	salaries and related benefits increased by Rp.222.7 billion, or 14.2%, from Rp.1,574.2 billion in 2003 to Rp.1,796.9 billion in 2004; and

•	vacation pay, incentives and other benefits increased by Rp.340.0 billion, or 41.7%, from Rp.816.1 billion in 2003 to Rp.1,156.1 billion in 2004.
      In addition, net periodic pension cost increased by Rp.843.8 billion, or 441.8%, from Rp.191.0 in 2003 to Rp.1,034.8 billion in 2004, primarily due to the recognition of actuarial loss of Rp.417.0 billion in 2004 compared to the recognition of actuarial gain of Rp.205.0 billion in 2003.
      These increases offset declines in early retirements costs and net periodic post-retirement benefit cost. Early retirements costs decreased by Rp.112.2 billion, or 31.5%, from Rp.355.7 billion in 2003 to Rp.243.5 billion in 2004, due to a decline in the number of employees retiring under TELKOM’s early retirement program. Net periodic post-retirement benefit cost declined by Rp.149.2 billion, or 23.3%, from Rp.641.4 billion in 2003 to Rp.492.2 billion in 2004, due to decreases in service cost and recognized actuarial loss.
      Other components of personnel expenses did not contribute significantly to operating expenses in 2004.
Depreciation Expense.
      Depreciation expense increased by Rp.1,659.0 billion, or 34.7%, from Rp.4,779.5 billion in 2003 to Rp.6,438.5 billion in 2004. The increase in depreciation expenses was primarily due to significant increases in depreciation expense for both TELKOM and Telkomsel. TELKOM’s increase in depreciation expenses reflected continued capital expenditures in TELKOM’s transmission network and backbone, as well as its access network, particularly for fixed wireless. Telkomsel’s increase in depreciation expense reflected continued capital expenditures for Telkomsel’s network infrastructure.

Operations, Maintenance and Telecommunications Services Expenses.
      Operations, maintenance and telecommunications services expenses increased by Rp.1,190.9 billion, or 35.7%, from Rp.3,338.7 billion in 2003 to Rp.4,529.6 billion in 2004. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to:

•	an increase in operations and maintenance expenses by Rp.653.4 billion to Rp.2,398.2 billion, an increase of 37.5%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in the Telkomsel’s overall capacity from 10.8 million subscribers as of December 31, 2003 to 17.9 million subscribers as of December 31, 2004. The number of Telkomsel’s BTSs grew by 28.7% from 4,820 units in 2003 to 6,205 units in 2004. Telkomsel also increased the number of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	cost of phone cards increased by Rp.185.4 billion to Rp.366.7 billion in 2004, an increase of 102.3%, due to increases in expenses for TELKOM and Telkomsel prepaid cards. TELKOM’s prepaid card expenses included cost of fixed wireless cards (staterpack/voucher/replacement) of Rp.32.9 billion that contributed Rp.26.5 billion to the increase in cost of phone cards after TELKOM began its TELKOMFlexi prepaid program in September 2003. Telkomsel’s prepaid card expenses of Rp.316.5 billion contributed Rp.143.6 billion to the increase in cost of phone cards due to a substantial increase in subscribers, particularly prepaid subscribers;

•	total radio frequency usage charges increased by Rp.120.9 billion to Rp.492.6 billion in 2004, an increase of 32.5%, primarily due to a 22.0% increase in frequency usage charges by Telkomsel of Rp.77.8 billion from Rp.353.6 billion in 2003 to Rp.431.4 billion in 2004, in line with the 28.7% increase in the number of BTSs from 4,820 in 2003 to 6,205 in 2004;

•	electricity, gas and water charges increased by Rp.85.3 billion, or 28.4%, from Rp 300.4 billion in 2003 to Rp 385.7 billion in 2004, reflecting primarily the consolidation of the gas electricity and water charges of KSO IV, as well as an increase in electricity and gas rates in 2004 compared to 2003; and

•	total concession fees increased by Rp.75.7 billion to Rp.314.7 billion in 2004, an increase of 31.7%, which is in line with the increase in operating revenues.
      Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2004.
General and Administrative Expenses.
      General and administrative expenses increased by Rp.521.0 billion, or 25.1%, from Rp.2,078.8 billion in 2003 to Rp.2,599.8 billion in 2004. In particular, in 2004:

•	amortization of goodwill and other intangible assets increased by Rp.141.6 billion to Rp.872.3 billion, or 19.4%, mainly due to amortization of additional intangible assets arising from the acquisitions of AriaWest in July 2003, KSO IV and the remaining 9.68% interest in Dayamitra;

•	training, education and recruitment expenses increased by Rp.101.6 billion to Rp.228.5 billion, or 80.1%, following an increase in employees training programs. TELKOM increased its employee training programs primarily due to an organizational transformation towards more of a customer centric approach, additional training to improve internal controls as discussed in Item 15, “Controls and Procedures”, additional training and education expenses resulting from the acquisition of KSO IV and the necessary training because of new technologies;

•	collection expenses increased by Rp.85.2 billion to Rp.359.0 billion, an increase of 31.1%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	travel expenses increased by Rp.47.9 billion, or 33.1%, to Rp 192.6 billion in 2004, primarily due to an increase in domestic travel cost by Rp.35.2 billion;

•	security and screening expenses increased by Rp.33.6 billion, or 30.5%, to Rp.143.9 billion in 2004, primarily due to an increase in the salary of security guards by Rp.29.3 billion;

•	provision for doubtful accounts and inventory obsolescence increased by Rp.31.3 billion, or 9.6%, to Rp.357.7 billion in 2004, primarily due to an increase in TELKOM and Telkomsel customer defaults as subscriber numbers increased; and

•	printing and stationery expenses increased by Rp.30.5 billion, or 60.4%, to Rp.81.0 billion in 2004, primarily due to an increase in printing and photocopy expenses by Rp.20.0 billion, as well as an increase in stationery expenses by Rp.10.0 billion.
      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2004.
Marketing Expenses.
      Marketing expenses increased by Rp.379.0 billion, or 75.4%, from Rp.502.9 billion in 2003 to Rp.881.9 billion in 2004. The increase in marketing expenses was primarily due to TELKOM’s marketing campaign for its new services, primarily for TELKOMFLexi and Telkom’s IDD service (TIC-007) and an increase in Telkomsel’s marketing expenses (Rp.174.1 billion or 95.8%), primarily for sales support and advertising and promotion programs due to significant competition in the cellular market.

Operating Income and Operating Margin
      As a result of the foregoing, operating income increased by Rp.1,951.2 billion, or 16.3%, from Rp.11,975.9 billion in 2003 to Rp.13,927.1 billion in 2004. TELKOM’s operating margin decreased from 44.2% in 2003 to 41.0% in 2004 due to the higher growth of operating expenses (32.2%) compared to the growth of operating revenues (25.2%).

Other Income (Charges)
      Other charges increased by Rp.1,314.4 billion, or 250.8%, from Rp.524.1 billion in 2003 to Rp.1,838.5 billion in 2004. The increase in other charges was primarily due to a significant loss on foreign exchange of Rp.1,220.8 billion in 2004 compared to a gain on foreign exchange of Rp.126.1 billion in 2003.
Interest Income.
      Interest income decreased by Rp.48.1 billion, or 13.1%, from Rp.366.0 billion in 2003 to Rp.317.9 billion in 2004, primarily due to the decrease in floating interest rates for both Rupiah and U.S. Dollar-denominated deposits and the decrease in average balance of TELKOM’s time deposits from Rp.5,037.8 billion in 2003 to Rp.4,471.4 billion in 2004. See Note 5 to the consolidated financial statements.
Interest Expense.
      Interest expense decreased by Rp.113.3 billion, or 8.2%, from Rp.1,383.4 billion in 2003 to Rp.1,270.1 billion in 2004, reflecting primarily the decrease in floating interest rates for TELKOM’s Rupiah and U.S. Dollar-denominated debt in 2004.
Gain (Loss) on Foreign Exchange-net.
      Gain (loss) on foreign exchange-net decreased by Rp.1,346.9 billion from a net gain of Rp.126.1 billion in 2003 to a net loss of Rp.1,220.8 billion in 2004, primarily due to depreciation of the Rupiah from Rp.8,440 to US$1.00 in December 2003 to Rp.9,290 to US$1.00 in December 2004, where a loss of Rp.342.1 billion resulted from liabilities of business acquisition of KSO IV due to the acquisition cost being denominated in US dollars.
Others (Net).
      Others (net) decreased by Rp.33.2 billion, from other income (net) of Rp.364.3 billion in 2003 to other income (net) of Rp.331.1 billion in 2004. In 2004, the significant other income (net) included income from fines from late-paying subscribers of Rp.280.3 billion.
      Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2004.

Income Before Tax and Pre-Tax Margin
      As a result of the foregoing, income before tax increased by Rp.636.8 billion, or 5.6%, from Rp.11,451.8 billion in 2003 to Rp.12,088.6 billion in 2004. Pre-tax margin decreased from 42.2% in 2003 to 35.6% in 2004.

Income Tax Expense
      Income tax expense increased by Rp.142.0 billion, or 3.7%, from Rp.3,861.1 billion in 2003 to Rp.4,003.1 billion in 2004. The effective tax rate slightly decreased from 33.7% of income before tax in 2003 to 33.1% of income before tax in 2004.

Minority Interest in Net Income of Subsidiaries
      Minority interest in the net income of subsidiaries increased by Rp.452.8 billion, or 30.1%, from Rp.1,503.5 billion in 2003 to Rp.1,956.3 billion in 2004. The increase was primarily due to the significant increase in the net income of Telkomsel for 2004.

Net Income
      As a result of the foregoing, net income increased by Rp.42.0 billion, or 0.7%, from Rp.6,087.2 billion in 2003 to Rp.6,129.2 billion in 2004. TELKOM’s net income margin decreased from 22.4% in 2003 to 18.1% in 2004. The higher net income resulted in an increase in basic earnings per share from Rp.302.0 in 2003 (after restatement to reflect a two-for-one stock split as resolved in the AGMS on July 30, 2004) to Rp.304.0 in 2004.

Equity
      Total shareholders’ equity increased by Rp.2,948.4 billion, or 17.0%, from Rp.17,312.9 billion in 2003 to Rp.20,261.3 billion in 2004. The increase in total shareholders’ equity was primarily due to the increase in retained earnings from net income for the year 2004 of Rp.6,129.2 billion, partially offset by TELKOM’s cash dividends declared of Rp.3,187.0 billion (comprising cash dividends for 2003 of Rp.3,043.6 billion approved at the 2004 AGMS and interim cash dividends declared in December 2004 of Rp.143.4 billion).
Retained Earnings.
      Appropriated and unappropriated retained earnings increased by Rp.2,942.2 billion, or 16.5%, from Rp.17,878.0 billion in 2003 to Rp.20,820.2 billion in 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

Operating Revenues.
      Total operating revenues grew by Rp.6,313.2 billion, or 30.3%, from Rp.20,802.8 billion in 2002 to Rp.27,116.0 billion in 2003. Operating revenues increased for fixed lines, cellular, interconnection, data and Internet and network.
      The decline in KSO revenue was primarily due to the elimination of MTR and DTR revenue recognized by TELKOM for KSO III Unit as a result of TELKOM’s acquisition and subsequent consolidation of AriaWest in July 2003.
Fixed Lines Telephone Revenues.
      Fixed lines revenues grew by Rp.1,632.8 billion, or an increase of 22.5%, from Rp.7,264.1 billion in 2002 to Rp.8,896.9 billion in 2003. Local and domestic long-distance revenue for 2003 increased by Rp.1,113.9 billion, or an increase of 20.4%, from Rp.5,447.9 billion in 2002 to Rp.6,561.8 billion in 2003. Monthly subscription charges increased by Rp.474.0 billion, or an increase of 32.1%, from Rp.1,474.8 billion in 2002 to Rp.1,948.8 billion in 2003. Installation charges increased by Rp.92.9 billion, or an increase of 71.3%, from Rp.130.2 billion in 2002 to Rp.223.1 billion in 2003.
      The increases were primarily attributable to:

•	increases of 18.0% and 13.0% in usage for DLD and local call services, respectively, which generate revenue based on number of pulses.

•	9.4% growth in the number of fixed lines in service in the non-KSO and KSO regions, including kiosk phones, from 7,750,035 lines as of December 31, 2002 to 8,479,115 lines as of December 31, 2003, particularly 23.1% growth in the number of fixed lines in service in the non-KSO regions, which led to a 71.3% increase in installation fees, to Rp.223.1 billion.

•	the consolidation of KSO III Unit revenues, as a result of TELKOM’s acquisition of AriaWest on July 31, 2003, which contributed Rp.482.3 billion to the increase in operating revenues.
      Revenues from phone cards for 2003 increased by Rp.5.1 billion to Rp.34.4 billion, an increase of 17.4% compared to 2002, due to increased usage.
      Revenue from others decreased by Rp.53.1 billion to Rp.128.8 billion, a decline of 29.2% compared to 2002, primarily due to a decline in revenues from coin-operated public telephones.
Cellular Telephone Revenues.
      Cellular telephone revenues grew by Rp.2,232.0 billion, or an increase of 35.8%, from Rp.6,226.8 billion in 2002 to Rp.8,458.8 billion in 2003. Air time charges for 2003 increased by Rp.2,224.3 billion to Rp.7,677.9 billion, an increase of 40.8% compared to 2002. Monthly subscription charges decreased by Rp.12.8 billion to Rp.580.5 billion, a decline of 2.2%. Connection fee charges increased by Rp.21.8 billion to Rp.194.1 billion, an increase of 12.6%.
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
      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 84.6% as of December 31, 2002 to 89.5% as of December 31, 2003. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, and despite an increase in postpaid monthly

ARPU, blended monthly ARPU decreased from approximately Rp.145,000 in 2002 to approximately Rp.123,000 in 2003. Increased SMS traffic also contributed to the decline in ARPU.
Interconnection Revenues.
      Net interconnection revenues grew by Rp.1,330.8 billion, or an increase of 47.0%, from Rp.2,831.3 billion in 2002 to Rp.4,162.1 billion in 2003. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network).
      Net interconnection revenues from TELKOM’s fixed line network increased by Rp.1,328.7 billion to Rp.4,069.1 billion in 2003, an increase of 48.5% compared to 2002. This increase primarily resulted from an increase in cellular phone traffic. Net interconnection revenue from Telkomsel’s mobile cellular network increased slightly by Rp.2.4 billion to Rp.93.0 billion in 2003, an increase of 2.7%.
      Interconnection revenues involving international direct dialing IDD calls decreased by 52.7%, from Rp.389.3 billion in 2002 to Rp.184.1 billion in 2003, primarily due to a decrease in incoming IDD traffic. IDD traffic has decreased significantly primarily due to competition from VoIP providers.
KSO Revenues.
      KSO revenues declined by Rp.641.8 billion, or 30.2%, from Rp.2,128.1 billion in 2002 to Rp.1,486.3 billion in 2003. MTR decreased by Rp.419.8 billion, or 31.8%, from Rp.1,319.7 billion in 2002 to Rp.899.9 billion in 2003. DTR decreased by Rp.218.0 billion, or 27.2%, from Rp.801.0 billion in 2002 to Rp.583.0 billion in 2003. Amortization of unearned initial payments decreased by Rp.4.0 billion to Rp.3.4 billion in 2003, a decrease of 53.7%.
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
Data and Internet Revenues.
      Data and Internet revenues grew by Rp.1,557.0 billion, or 100.3%, from Rp.1,551.6 billion in 2002 to Rp.3,108.6 billion in 2003, mainly attributed to the significant growth in SMS traffic from Telkomsel subscribers, increased usage of TELKOMNet Instant and the increased usage of TELKOM’s VoIP service. SMS revenues for 2003 increased by Rp.1,207.9 billion to Rp.2,205.1 billion, an increase of 121.1%. Multimedia revenues for 2003 increased by Rp.156.9 billion to Rp.494.7 billion, an increase of 46.5% compared to 2002. VoIP revenues for 2003 increased by Rp.176.1 billion to Rp.328.3 billion, an increase of 115.7% compared to 2002. ISDN revenues for 2003 increased by Rp.16.1 billion to Rp.80.5 billion, an increase of 25.0% compared to 2002.
Network Revenues.
      Network revenues increased by Rp.201.8 billion, or 63.8%, from Rp.316.1 billion in 2002 to Rp.517.9 billion in 2003. Satellite transponder revenues for 2003 increased by Rp.80.7 billion to Rp.270.9 billion, an increase of 42.4% compared to 2002, primarily due to an increase in the number of transponder leases. Leased lines revenues for 2003 increased by Rp.121.1 billion to Rp.247.0 billion, an increase of 96.2% compared to 2002, as a result of an increase in the number of customers who took advantage of the absence of any increase in TELKOM’s leased line tariffs.

Revenues under Revenue-Sharing Arrangements (“PBHs”).
      Revenues under Revenue-Sharing Arrangements decreased by Rp.5.3 billion, or 2.0%, from Rp.263.8 billion in 2002 to Rp.258.5 billion in 2003, mainly due to the termination of certain revenue-sharing arrangements. Net share for revenue earned under revenue-sharing arrangements for 2003 decreased by Rp.11.4 billion to Rp.200.1 billion. Amortization of unearned income under revenue-sharing arrangements for 2003 increased by Rp.6.1 billion to Rp.58.4 billion, an increase of 11.7% compared to 2002.
Other Telecommunications Services Revenues.
      Other telecommunications services revenues increased by Rp.5.9 billion, or 2.7%, from Rp.221.0 billion in 2002 to Rp.226.9 billion in 2003 mainly due to the consolidation of Metra in 2003 and an increase in revenue from cable television services, as well as an increase in revenue from telephone directory services, offset in part by the continued decline in telex and telegram usage.
Operating Expenses.
      Total operating expenses grew by Rp.3,467.4 billion, or 29.7%, from Rp.11,672.6 billion in 2002 to Rp.15,140.0 billion in 2003. The increase was mainly attributable to substantial increases in depreciation and operation, maintenance and telecommunications services expense, as well in general and administrative expense.
Personnel Expenses.
      Personnel expenses grew by Rp.52.5 billion, or 1.2%, from Rp.4,387.6 billion in 2002 to Rp.4,440.1 billion in 2003. The main contributor to the increase was the acquisition of AriaWest, as well as the consolidation of subsidiaries, such as Metra, Napsindo and PII. This led to an increase in recurring employee expenses, as follows:

•	salaries and related benefits increased by Rp.163.5 billion to Rp.1,574.2 billion, an increase of 11.6%;

•	vacation pay, incentives and other benefits increased by Rp.160.6 billion to Rp.816.1 billion, an increase of 24.5%; and

•	employee income tax increased by Rp.267.3 billion to Rp.468.8 billion, an increase of 132.7%, primarily due to the payment of significant withholding tax on payments under TELKOM’s early retirement program.
      These increases offset significant declines in early retirements costs, net periodic pension cost and medical expenses. Early retirements costs decreased by Rp.361.6 billion to Rp.355.7 billion, a decline of 50.4% compared to 2002, due to a decline in the number of employees retiring under TELKOM’s early retirement program. Net periodic pension cost declined by Rp.171.3 billion to Rp.191.0 billion, a decline of 47.3%, reflecting a decline in the number of employees eligible for TELKOM’s pension plan.
      Other components of personnel expenses did not contribute significantly to operating expenses in 2003.
Depreciation Expense.
      Depreciation expense grew by Rp.1,306.1 billion, or 37.6%, from Rp.3,473.4 billion in 2002 to Rp.4,779.5 billion in 2003, primarily as a result of TELKOM’s and Telkomsel’s depreciation expense increasing significantly, reflecting continued capital expenditures in TELKOM’s transmission network and backbone, as well as its access network, and Telkomsel’s BTSs and transmitting and receiving exchanges.

Operations, Maintenance and Telecommunications Services Expenses.
      Operations, maintenance and telecommunications services expenses grew by Rp.1,048.5 billion, or 45.8%, from Rp.2,290.2 billion in 2002 to Rp.3,338.7 billion in 2003. The increase was mainly attributable to:

•	an increase in operations and maintenance expenses by Rp.702.2 billion to Rp.1,744.8, an increase of 67.4%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in the number of Telkomsel’s BTSs, which grew by 38.4% to 4,820 in 2003, and the increase in the number of Telkomsel’s transmitting and receiving exchanges;

•	total radio frequency usage charges increased by Rp.79.0 billion to Rp.371.7 billion in 2003, an increase of 27.0%, primarily due to a 26.1% increase in usage charges by Telkomsel of Rp.73.2 billion from Rp.280.4 billion in 2002 to Rp.353.6 billion in 2003, in line with the 38.4% increase in the number of BTSs from 3,483 in 2002 to 4,820 in 2003;

•	total concession fees increased by Rp.75.1 billion to Rp.239.0 billion in 2003, an increase of 45.8% due to an increase in the revenues of TELKOM and Telkomsel; and

•	electricity, gas and water charges increased by 36.6%, from Rp.219.9 billion in 2002 to Rp.300.4 billion in 2003, reflecting primarily the consolidation of the gas electricity and water charges of AriaWest and other subsidiaries, as well as an increase in electricity and gas rates in 2003 compared to 2002.
      Other components of operations, maintenance and telecommunications service expense did not contribute significantly to operating expenses in 2003.
General and Administrative Expenses.
      General and administrative expenses increased by Rp.932.5 billion, or 81.3%, from Rp.1,146.3 billion in 2002 to Rp.2,078.8 billion in 2003. In particular, in 2003:

•	amortization of goodwill and other intangible assets increased by Rp.542.7 billion to Rp.730.7 billion, or 288.7%, mainly due to amortization of additional intangible assets arising from the acquisition of AriaWest in July 2003 and Pramindo in August 2002;

•	provision for doubtful accounts and inventory obsolescence increased by Rp.295.3 billion to Rp.326.4 billion in 2003, primarily due to an increase in TELKOM and Telkomsel customer defaults and, in addition, the amount for 2003 represented TELKOM’s provisions for doubtful accounts following the reversal in 2002 of certain provisions for doubtful accounts as a result of the settlement of TELKOM’s dispute with AriaWest.

•	collection expenses increased by Rp.49.0 billion to Rp.273.8 billion, an increase of 21.8%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	general and social contribution increased by Rp.44.4 billion to Rp.113.8 billion, an increase of 63.9%, reflecting TELKOM’s various charitable donations and community services;

•	security and screening increased by Rp.33.2 billion to Rp.110.3 billion, an increase of 43.1%, primarily due to the consolidation of the KSO III Unit; and

•	professional fees decreased by Rp.103.4 billion, or 47.2%, to Rp.115.6 billion in 2003, principally due to a decline in financial advisory and legal fees in 2003.
      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2003.

Marketing Expenses.
      Marketing expenses grew by Rp.127.8 billion, or 34.1%, from Rp.375.1 billion in 2002 to Rp.502.9 billion in 2003. The increase was primarily due to TELKOM’s marketing campaign for its new services, primarily for TELKOMFLexi, as well as an increase in Telkomsel’s marketing expense, primarily for sales support and customer loyalty programs.

Operating Income and Operating Margin
      As a result of the foregoing, operating income grew by Rp.2,845.7 billion, or 31.2%, from Rp.9,130.2 billion in 2002 to Rp.11,975.9 billion in 2003. TELKOM’s operating margin increased from 43.9% in 2002 to 44.2% in 2003 due to the higher growth of operating revenues (30.4%) compared to the growth of operating expense (29.7%).

Other Income (Charges)
      Other income (net) declined by Rp.3,142.8 billion from a net income of Rp.2,618.7 billion in 2002 to a net charge of Rp.524.1 billion in 2003, primarily due to absence of the one-time gain of Rp.3,196.4 billion on sale of 12.72% of Telkomsel to SingTel. TELKOM’s interest income decreased by 23.7% to Rp.366.0 billion. Gain on foreign exchange-net also declined from Rp.556.6 billion in 2002 to Rp.126.1 billion in 2003.
      These decreases offset a 12.6% decline in TELKOM’s interest expense from Rp.1,582.7 billion in 2002 to Rp.1,383.4 billion in 2003, as well as an increase in Others-net to Rp.364.3 billion.
Interest Income.
      Interest income declined by Rp.113.8 billion, or 23.7%, from Rp.479.8 billion in 2002 to Rp.366.0 billion in 2003, primarily due to the decline in floating interest rates for both Rupiah- and U.S. Dollar-denominated deposits in 2003, as well as a 64.2% decline in TELKOM’s short-term investments in 2003.
Interest Expense.
      Interest expenses declined by Rp.199.3 billion, or 12.6%, from Rp.1,582.7 billion in 2002 to Rp.1,383.4 billion in 2003, reflecting primarily the decline in floating interest rates for TELKOM’s Rupiah-and U.S. Dollar-denominated debt in 2003.
Gain (Loss) on Foreign Exchange-net.
      Gain (loss) on foreign exchange-net decreased by Rp.430.5 billion from a net gain of Rp.556.6 billion in 2002 to a net gain of Rp.126.1 billion in 2003, primarily due to the decline in the aggregate amount of TELKOM’s assets that were denominated in foreign currencies, as well as to the greater stability of the Rupiah against such foreign currencies in 2003.
Equity in Net Income (Loss) of Associated Companies.
      TELKOM’s equity in net income (loss) of associated companies decreased by Rp.1.8 billion from a net income of Rp.4.6 billion in 2002 to a net income of Rp.2.8 billion in 2003, primarily due to the decrease in equity in the net income of CSM and the decline in TELKOM’s ownership interest in Telesera and Metrosel.

Others (Net).
      Others (net) increased by Rp.400.3 billion, from other expense (net) of Rp.36.0 billion in 2002 to other income (net) of Rp.364.3 billion in 2003. In 2003, Others (net) included the following significant income and expense items:

•	Rp.248.6 billion in income from fines from late-paying subscribers;

•	gain on sale of fixed assets (net), primarily property, plant and equipment, amounting to Rp.182.9 billion.
      Other components of Others (Net) did not contribute significantly to Other Income (Charges) in 2003.

Income Before Tax and Pre-Tax Margin
      As a result of the foregoing, income before tax declined by Rp.297.1 billion, or 2.5%, from Rp.11,748.9 billion in 2002 to Rp.11,451.8 billion in 2003. Pre-tax margin decreased from 56.5% in 2002 to 42.2% in 2003.

Income Tax Expense
      Income tax expense grew by Rp.962.1 billion, or 33.2%, from Rp.2,899.0 billion in 2002 to Rp.3,861.1 billion in 2003. The effective tax rate increased from 24.7% of income before tax in 2002 to 33.7% of income before tax in 2003. The increase in the effective tax rate was mainly attributable to the absence in 2003 of the one-time adjustment to TELKOM’s taxable income arising from the sale by TELKOM to SingTel in 2002 of a 12.72% interest in Telkomsel. Without the adjustment, TELKOM’s effective tax rate for 2002 would have been 32.9%.

Minority Interest in Net Income of Subsidiaries
      Minority interest in the net income of subsidiaries increased by Rp.693.3 billion, or 85.6%, from Rp.810.2 billion in 2002 to Rp.1,503.5 billion in 2003. The increase was primarily due to the significant increase in the net income of Telkomsel for 2003.
     Net Income
      As a result of the foregoing, net income declined by Rp.1,952.5 billion, or 24.3%, from Rp.8,039.7 billion in 2002 to Rp.6,087.2 billion in 2003. TELKOM’s margin decreased from 38.7% in 2002 to 22.5% in 2003. The lower net income resulted in a decrease in basic earnings per share from Rp.398.8 in 2002 to Rp.302.0 in 2003. The basic earnings per share for 2003 and the previous years have been restated to reflect a two-for-one stock split as resolved in the AGMS on July 30, 2004.
     Equity
      Total shareholders’ equity increased by Rp.2,699.3 billion, or 18.5%, from Rp.14,613.6 billion in 2002 to Rp.17,312.9 billion in 2003. The increase in total shareholders’ equity was attributable primarily to the increase in retained earnings due to net income for the year 2003 of Rp.6,087.2 billion. In May 2003, TELKOM declared cash dividends of Rp.3,338.1 billion.
Retained Earnings.
      Appropriated and unappropriated retained earnings grew by Rp. 2,749.1 billion, or 18.2%, from Rp.15,128.9 billion in 2002 to Rp.17,878.0 billion in 2003.

Reconciliation to U.S. GAAP
      TELKOM prepares its consolidated financial statements in accordance with Indonesian GAAP and prepares a reconciliation of consolidated net income and equity in accordance with U.S. GAAP pursuant to the requirements of the U.S. Securities and Exchange Commission. The following table sets out consolidated net income for the years ended and consolidated stockholders’ equity as of December 31, 2002, 2003 and 2004 in accordance with Indonesian GAAP and U.S. GAAP:

	Year Ended December 31,

	2002	2003	2004	2004

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net income in accordance with
Indonesian GAAP	8,039.7	6,087.2	6,129.2	659.8
U.S. GAAP	8,587.3	5,790.6	6,468.6	696.3

	Year Ended December 31,

	2002	2003	2004	2004

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Equity in accordance with
Indonesian GAAP	14,613.6	17,312.9	20,261.3	2,181.0
U.S. GAAP	13,910.9	16,284.7	19,570.9	2,106.7
Summary of Significant Differences Between Indonesian GAAP and U.S. GAAP
      The Company’s consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. The significant differences are summarized below and are described in Note 56(1) to the Company’s consolidated financial statements.

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
      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.531.0 billion higher in 2002, Rp.671.0 billion lower in 2003 and no change in 2004.

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
      Consequently, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.107.4 billion higher in 2002, Rp.76.8 billion higher in 2003 and Rp.1.6 billion higher in 2004.

Interest Capitalized on Property under Construction
      Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale i.e. minimum of 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset must be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.
      Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.
      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.43.0 billion higher in 2002, Rp.39.1 billion higher in 2003 and Rp.26.8 billion higher in 2004.

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
      Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of revenue from the revenue-sharing arrangements is recorded as interest expense and the balance is treated as a reduction of the obligation under revenue-sharing arrangements.
      In connection with the different treatment of revenue-sharing arrangements under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.68.0 billion higher in 2002, Rp.23.2 billion higher in 2003 and Rp.155.4 billion higher in 2004.

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
      Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there has been no difference in equity since December 31, 2002.
      In connection with the different treatment of revaluation of property, plant and equipment under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.3.9 billion higher in 2002, with no change in both 2003 and 2004.

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
      The Company’s consolidated income before tax under U.S. GAAP would have been Rp.111.4 billion higher in 2002, Rp.109.3 billion lower in 2003 and Rp.313.9 billion higher in 2004.

Equity in Net Income or Loss of Associated Companies
      The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.
      For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss of those associates.
      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.0.2 billion lower in 2002, Rp.0.2 billion lower in 2003 and Rp.0.2 billion lower in 2004.

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
      Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.
      The Company’s consolidated income before tax would have been Rp.11.8 billion lower in 2002, Rp.10.2 billion lower in 2003 and Rp.13.9 billion lower in 2004 under U.S. GAAP reporting.

Equipment to be Installed
      Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.
      Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.
      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.9.7 billion higher in 2002, with no change in both 2003 and 2004.

Revenue Recognition
      Under Indonesian GAAP, revenue from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is recognized when the Company sells the card.

      Under U.S. GAAP, revenue from front-end fees and incremental cost up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.89.3 billion lower in 2002, Rp.53.2 billion lower in 2003 and Rp.54.2 billion higher in 2004.

Goodwill
      Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.
      Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.21.3 billion higher in 2002, Rp.21.3 billion higher in 2003 and Rp.21.3 billion higher in 2004.

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
      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.14.2 billion higher in 2002, Rp.6.9 billion higher in 2003 and Rp.3.4 billion lower in 2004.

Acquisition of Dayamitra
      On May 17, 2001, the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option.
      Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.
      On December 14, 2004, the Company exercised the option to acquire the 9.68% interest in Dayamitra.
      Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.
      The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.

      Consequently the Company’s consolidated income before tax under U.S. GAAP would have been Rp.9.3 billion lower in 2002, Rp.24.5 billion lower in 2003 and Rp.72.4 billion lower in 2004.

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
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.65.2 billion lower in 2002, Rp.38.4 billion lower in 2003 and no change in 2004.

Asset Retirement Obligations
      Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to current operations as incurred.
      Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been the same in 2002, Rp.0.9 billion lower in 2003 and Rp.0.9 billion lower in 2004.

Deferred Income Taxes
      Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.
      Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.
      Consequently, the Company’s consolidated net income would have been no change in 2002, Rp.119.5 billion higher in 2003 and Rp.11.2 billion lower in 2004.

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
      Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.
      There were no impairment charges recognized by the Company and therefore, there are no differences between Indonesian GAAP and U.S. GAAP.

Gain (loss) on Sale of Property, Plant and Equipment
      Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expenses) which is excluded from the determination of operating income.
      Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income.
      Consequently, the Company’s operating income under U.S. GAAP would have been Rp.130.5 billion higher in 2002, Rp.182.9 billion higher in 2003 and Rp.26.1 billion lower in 2004, and other income (expenses) would have been lower (higher) by the same amounts in each of 2002, 2003 and 2004, respectively, due to the inclusion of the gain (loss) on disposal of property, plant and equipment in the determination of operating income.
      The amounts included in the reconciliation below show the income tax effects of the differences between Indonesian GAAP and U.S. GAAP as described above.
      A summary of the significant adjustments to consolidated net income for the years ended December 31, 2002, 2003 and 2004 and to consolidated stockholders’ equity as of December 31, 2003 and 2004 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	2002	2003	2004

	Rp. million	Rp. million	Rp. million
Net income according to the consolidated statements of income prepared under Indonesian GAAP	8,039,709	6,087,227	6,129,209

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	530,981	(670,981)	—
Capitalization of foreign exchange differences, net of related depreciation of (Rp.79,797) million, (Rp.76,756) million and (Rp.75,870) million, respectively	107,365	76,756	1,587
Interest capitalized on property under construction, net of related depreciation of (Rp.3,061) million, (Rp.8,787) million and (Rp.13,392) million, respectively	43,045	39,077	26,802
Revenue-sharing arrangements	67,959	23,159	155,369
Revaluation of property, plant and equipment	3,929	—	—
Pension	111,415	(109,334)	313,870
Equity in net income (loss) of associated companies	(182)	(170)	(177)
Amortization of land rights	(11,781)	(10,212)	(13,907)
Depreciation of equipment to be installed	9,706	—	—
Revenue recognition	(89,274)	(53,226)	54,159
Goodwill	21,269	21,270	21,270
Capital leases	14,241	6,882	(3,435)
Adjustment for consolidation of Dayamitra	(9,270)	(24,476)	(72,361)
Reversal of difference due to change of equity in associated companies	(65,158)	(38,425)	—
Asset retirement obligations	—	(848)	(848)

	2002	2003	2004

	Rp. million	Rp. million	Rp. million
Deferred income tax:
Deferred income tax on equity method investments	—	119,456	(11,234)
Deferred income tax effect on U.S. GAAP adjustments	(220,724)	323,089	(113,712)

	513,521	(297,983)	357,383
Minority interest	34,029	1,396	(18,019)

Net adjustments	547,550	(296,587)	339,364

Net income in accordance with U.S. GAAP	8,587,259	5,790,640	6,468,573

Net income per share — in full Rupiah amount(1)	425.96	287.23	320.86

Net income per ADS (40 Series B shares per ADS) — in full Rupiah amount(1)	17,038.21	11,489.40	12,834.47

(1)	The prior years’ net income per share has been restated to reflect a two-for-one stock split as resolved in the AGMS on July 30, 2004.
     The changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2003 and 2004 are shown below:

	2003	2004

	Rp. million	Rp. million
Equity according to the consolidated balance sheets prepared under Indonesian GAAP	17,312,877	20,261,342

U.S. GAAP adjustments — increase (decrease) due to:
Capitalization of foreign exchange differences — net of related depreciation	(550,473)	(548,886)
Interest capitalized on property under construction — net of related depreciation	101,812	128,614
Revenue-sharing arrangements	(447,696)	(292,327)
Revaluation of property, plant and equipment:
Increment	(664,974)	(664,974)
Accumulated depreciation	664,974	664,974
Pension	122,156	436,026
Equity in net income (loss) of associated companies	(18,252)	(18,429)
Amortization of land rights	(65,211)	(79,118)
Revenue recognition	(768,548)	(714,389)
Goodwill	42,539	63,809
Capital leases	21,123	17,688
Adjustment for consolidation of Dayamitra	(38,718)	(61,728)
Asset retirement obligations	(848)	(1,696)

	2003	2004

	Rp. million	Rp. million
Deferred income tax:
Deferred income tax on equity method investments	52,186	39,343
Deferred income tax effect on U.S. GAAP adjustments	455,825	334,900

	(1,094,105)	(696,193)
Minority interest	65,920	5,763

Net adjustments	(1,028,185)	(690,430)

Equity in accordance with U.S. GAAP	16,284,692	19,570,912

B.	Liquidity and Capital Resources
      TELKOM expects to have substantial liquidity and capital resources requirements in 2005 and 2006 as it continues to develop and expand its existing businesses, including entering into new businesses. TELKOM expects that these expenditures will be important factors in preparing to face tight competition as the Indonesian telecommunications market has been deregulated and maintaining its current position as the leading Indonesian telecommunications and full-service network provider.
      In 2005 and 2006, TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:

•	capital expenditures for existing and new network and backbone infrastructure, including a backbone transmission network on Ring JASUKA (Jawa, Sumatra and Kalimantan), the expansion of TELKOM’s CDMA wireless access networks, fiber optic transmission network from Kalimantan and Sulawesi, an additional ground satellite segment in east Indonesia, fiber optic transmission network Medan-Pekanbaru, installation and upgrading of fixed lines and increased capacity in its mobile cellular service conducted through Telkomsel (see “— Capital Expenditures”);

•	debt service requirements relating to existing indebtedness, including two-step loans, indebtedness of subsidiaries, its short-term loan with ABN AMRO Bank N.V. Jakarta and Bank Central Asia, and its Rp.1.1 trillion medium-term notes due between June 2005 and June 2007;

•	installment payments of the purchase price for shares of AriaWest;

•	payments of contribution to TELKOM’s defined benefit pension plan, post-retirement health care plan and long-service awards in 2005;

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, commencing February 2004 and terminating in 2010; and

•	payment of call option price through monthly payment beginning in December 2004 and ending March 2006 relating to the acquisition of 9.68% shares of Dayamitra.
      Liquidity and capital resources will also be required for TELKOM to change its current DLD access code as a result of the end of TELKOM’s exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and costs for customer education and marketing. TELKOM will be required to fully implement this change in its DLD access code by April 1, 2010. See Item 4. Information on the Company — B. Business Overview — Regulations — DLD and IDD Services.”
      Primary sources of financing available to TELKOM consist of: (i) cash flow from operating activities; (ii) financing from the bonds issuance; (iii) financing from banks or export credit agencies (including financing procured by vendors); and (iv) deferred vendor payment terms.

      TELKOM believes that these sources of financing will be sufficient to fund planned capital expenditures, anticipated working capital needs and likely contractual obligations and commitments in 2005 and 2006. Nonetheless, if global or Indonesian economic conditions worsen or do not improve, competition or product substitution accelerates beyond current expectations or the value of the Rupiah depreciates significantly against the U.S. Dollar, TELKOM’s net cash flow from operating activities may decrease and negatively impact its liquidity.
      TELKOM manages the liquidity for all of its businesses, including KSOs controlled by TELKOM, on a total group basis. TELKOM is also responsible for managing the liquidity and capital resources of the KSO units, other than the KSO VII. See “Business Overview — Joint Operation Scheme (KSO).” However, Telkomsel manages its own liquidity and accesses capital resources independently of TELKOM.
      With regard to Telkomsel, in 2005 and 2006 its management expects to continue focusing on enhancing and expanding Telkomsel’s network capacity and infrastructure. It is expected that these expenditures will allow Telkomsel to maintain its position as the leading provider of mobile cellular services in Indonesia in an increasingly competitive market for such services. In recent years, Telkomsel’s primary source of financing has been cash flow from operating activities and Telkomsel’s management believes that Telkomsel will continue to generate sufficient cash flow from operating activities to fund planned capital expenditures in 2005 and 2006.

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

Net Cash Flows
      The following table sets forth information concerning TELKOM’s consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements, except for foreign exchange convenience translations (see “— Basis of Presentation — Foreign Exchange Translations”):

	Year Ended December 31,

	2002	2003	2004	2004

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net cash flows:
from operating activities	10,864.5	12,852.5	16,051.5	1,727.8
from investing activities	(6,050.0)	(7,305.9)	(9,598.1)	(1,033.2)
from financing activities	(2,670.2)	(6,177.4)	(6,904.9)	(743.2)

Change in cash and cash equivalents	2,144.3	(630.8)	(451.5)	(48.6)
Effect of foreign exchange changes on cash and cash equivalents	(89.4)	26.2	213.1	22.9
Cash and cash equivalents, beginning of year	3,644.2	5,699.1	5,094.5	548.4
Cash and cash equivalents, end of year	5,699.1	5,094.5	4,856.1	522.7

Net Cash Flows from Operating Activities
      TELKOM’s primary source of liquidity in recent years was cash flows from operating activities and from financing activities. Net cash flows from operating activities totaled Rp.10,864.5 billion in 2002, Rp.12,852.5 billion in 2003 and Rp.16,051.5 billion (US$1,727.8 million) in 2004. In 2003, the growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of the expansion of TELKOM’s fixed wireline business, growth in its mobile cellular business conducted through Telkomsel, higher interconnection revenues from mobile cellular operators and greater data and Internet revenues due to increased SMS usage, as well as the acquisition of AriaWest in 2003. In 2004, the growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of an increase in other services (data and Internet revenues), the expansion of TELKOM’s fixed wireline business as well as the acquisition of KSO IV, growth in its mobile cellular business conducted through Telkomsel and higher interconnection revenues from mobile cellular operators. In both 2003 and 2004, these higher cash receipts were partially offset by rising cash payments for operating expenses.

Year ended December 31, 2004 compared to year ended December 31, 2003.
      In 2004 compared to 2003, net cash flows from operating activities increased by Rp.3,199.0 billion, or 24.9%, primarily due to:

•	an increase of Rp.2,731.4 billion, or 69.5%, in cash receipts from other services, primarily due to an increase in cash receipts from data and Internet services, particularly from greater SMS usage among Telkomsel subscribers;

•	an increase of Rp.1,882.7 billion, or 23.0%, in cash receipts from fixed lines telephone services, primarily from the increase in the number of subscribers for fixed wireline and fixed wireless services, as well as from the acquisition of KSO IV;

•	an increase of Rp.1,562.6 billion, or 37.2%, in cash receipts from interconnection, primarily due to an increase in interconnection fees collected from mobile cellular operators; and

•	an increase of Rp.1,572.3 billion, or 17.6%, in cash receipts from cellular, due to growth in mobile cellular business conducted through Telkomsel.

      This increase was partially offset by:

•	an increase of Rp.3,408.8 billion, or 38.5%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation); and

•	a decrease of Rp.648.1 billion, or 54.2%, in cash receipts from joint operation schemes, primarily due to the acquisition of KSO IV.

Year ended December 31, 2003 compared to year ended December 31, 2002.
      In 2003 compared to 2002, net cash flows from operating activities increased by Rp.1,988.0 billion, or 18.3%, primarily due to:

•	an increase of Rp.2,798.5 billion, or 19.5%, in cash receipts from telephone services, primarily from the increase in the number of subscribers for cellular and fixed wireless services, as well as from the acquisition of AriaWest;

•	an increase of Rp.2,506.7 billion, or 147.7%, in cash receipts from interconnection, primarily due to an increase in interconnection fees collected from mobile cellular operators; and

•	an increase of Rp.2,800.0 billion, or 247.3%, in cash receipts from other services, primarily due to an increase in cash receipts from data and Internet services, particularly from greater SMS usage among Telkomsel subscribers.
      This increase was partially offset by:

•	an increase of Rp.3,061.3 billion, or 52.8%, in cash payments for operating expenses, which had the effect of increasing cash outflows from operating activities.

Net Cash Flows from Investing Activities
      Net cash flows used in investing activities totaled Rp.6,050.0 billion, Rp.7,305.9 billion and Rp.9,598.1 billion (US$1,033.2 million) in 2002, 2003 and 2004, respectively. In 2002, net cash used in investing activities was used for capital expenditures and amounts due on the cross-ownership transactions closed in 2001 netted against sizeable cash receipts from the sale of a 12.72% shareholding in Telkomsel. In 2003 and 2004, the net cash used in investing activities were primarily used for capital expenditures.
      Apart from cash on hand and cash in banks, TELKOM invests the majority of its excess cash from time to time in time deposits. Since May 14, 2004, TELKOM also has been investing a part of its excess cash in mutual funds. At December 31, 2004, Rp.120.9 billion of time deposits had a maturity greater than three months and Rp.14.9 billion (US$1.6 million) of mutual funds were outstanding.

Year ended December 31, 2004 compared to year ended December 31, 2003.
      In the year ended December 31, 2004 compared to the year ended December 31, 2003, net cash flows used in investment activities increased by Rp.2,292.2 billion, or 31.4%, primarily due to:

•	a decrease of Rp.1,609.9 billion, or 84.9%, in the cash proceeds from investments and the maturity of time deposits; and

•	an increase of Rp.1,063.4 billion for payments of advances for purchase of property, plant and equipment.

Year ended December 31, 2003 compared to year ended December 31, 2002.
      In the year ended December 31, 2003 compared to the year ended December 31, 2002, net cash flows used in investment activities increased by Rp.1,255.9 billion, or 20.8%, primarily due to:

•	an increase of Rp.2,381.9 billion, or 36.0%, in cash used for capital expenditures;

•	an increase of Rp.397.3 billion, or 26.5%, in the cash proceeds from investments and the maturity of time deposits; and

•	a decrease of Rp.1,542.7 billion, or 69.4%, in cash used for the purchase of marketable securities and placements in time deposits.

Net Cash Flows from Financing Activities
      Net cash flows used in financing activities totaled Rp.2,670.2 billion, Rp.6,177.4 billion and Rp.6,904.9 (US$743.2 million) in 2002, 2003 and 2004, respectively. In all three years, net cash flows from financing activities were driven primarily by repayments of outstanding indebtedness and by payments of cash dividends. In 2004, cash flow used in financing activities increased by Rp.727.5 billion, or 11.8%, primarily resulting from a 288.0% increase in the repayment of long-term indebtedness to Rp.5,963.7 billion. This increase was partially offset by a Rp.2,453.0 billion increase in proceeds from borrowings and a Rp.1,080.0 billion increase in proceeds from medium-term notes.

Repayments of Current Indebtedness.
      At December 31, 2002, 2003 and 2004, approximately 68.5%, 89.2% and 72.7%, respectively, of TELKOM’s current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the U.S. Dollar, such that the Rupiah amount of TELKOM’s cash flows used for the repayment of long-term liabilities was significantly affected by the appreciation of the Rupiah in 2003 compared to 2002 and depreciation of the Rupiah in 2004 compared to 2003.
      In 2002, 2003 and 2004, TELKOM made net repayments of current indebtedness for borrowed money of Rp.3,342.0 billion, Rp.3,050.0 billion and Rp.7,601.6 billion (US$818.3 million), respectively. Cash outflows in 2004 reflected payments for:

•	two-step loans of Rp.2,180.2 billion;

•	liabilities of business acquisitions of AriaWest, Pramindo, Dayamitra and KSO IV of Rp.1,893.4 billion;

•	Rp.3,293.9 billion for payment of bank loans;

•	Rp.172.5 billion for payment of Dayamitra’s suppliers’ credit loans;

•	Rp.52.5 billion for payment of Dayamitra’s bridging loan; and

•	Rp.9.1 billion for payment of other long-term debts.

Payment of Cash Dividends and General Reserve.
      TELKOM paid cash dividends and set up general reserve, as determined by the Company’s annual shareholder meeting, as follows:

	Dividend	Total Cash	Dividend	General
Date of AGMS	Year	Dividends	per Share(1)	Reserve

		(Rp. Billion)	(Rp.)	(Rp. Billion)
June 21, 2002	2001	2,125.1	210.81	425.0
May 9, 2003.	2002	3,338.1	331.16	813.7
July 30, 2004	2003	3,043.6	301.95	121.7

(1)	Dividend per share for 2001, 2002 and 2003 were prior to the two-for-one stock split as resolved in the AGMS on July 30, 2004.
     In 2002, 2003 and 2004, the amount of cash dividends paid was effectively determined by the Government, which holds a majority of TELKOM’s issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM’s board of directors and the Government’s own funding needs, in determining the portion of each year’s net income to be paid out as cash dividends.
      On December 7, 2004, TELKOM’s board of directors approved an interim cash dividends for the year 2004 in the amount of Rp.7.112 per share for an aggregate total cash dividends of Rp.143.4 billion. The interim cash dividends were paid to the Government on December 29, 2004 and to other shareholders on January 6, 2005.

Escrow Accounts.
      In 2004, TELKOM recorded a net decrease in escrow accounts of Rp.485.9 billion (US$52.3 million), which represented the repayments of indebtedness related to the acquisition of Dayamitra funded from the contractually-required escrow accounts established on May 17, 2001 and payments to Samsung Electronic Co. Ltd. for financing the CDMA project starting in July 2004.
Working Capital
      Net working capital, calculated as the difference between current assets and current liabilities, was negative Rp.2,227.2 billion at December 31, 2003 and negative Rp.2,473.1 billion (US$266.2 million) at December 31, 2004. The decrease in net working capital was principally due to a significant increase in current liabilities such as short-term bank loans, trade accounts payable to third parties and unearned income.

Current Assets
      Current assets were Rp.8,942.6 billion at December 31, 2003 and Rp.9,203.9 billion (US$990.7 million) at December 31, 2004, reflecting an increase of Rp.261.3 billion, or 2.9%. The increase in current assets was primarily due to:

•	an increase in trade accounts receivable from third parties of Rp.478.0 billion, or 19.7%, from Rp.2,422.0 billion at December 31, 2003 to Rp.2,900.0 billion (US$312.2 million) at December 31, 2004;

•	an increase in prepaid expenses of Rp.198.4 billion, or 46.2%, from Rp.429.7 billion at December 31, 2003 to Rp.628.1 billion (US$67.6 million) at December 31, 2004; and

•	an increase in inventories of Rp.49.1 billion, or 31.9%, from Rp.154.0 billion at December 31, 2003 to Rp.203.1 billion (US$21.9 million) at December 31, 2004;

      These increases were partially offset by:

•	a decrease in cash and cash equivalents of Rp.238.4 billion, or 4.7%, from Rp.5,094.5 billion at December 31, 2003 to Rp.4,856.1 billion (US$522.7 million) at December 31, 2004;

•	a decrease in prepaid taxes of Rp.135.1 billion, or 63.6%, from Rp.212.3 billion at December 31, 2003 to Rp.77.2 billion (US$8.3 million) at December 31, 2004; and

•	a decrease in other accounts receivable of Rp.114.3 billion, or 67.2%, from Rp.170.1 billion at December 31, 2003 to Rp.55.8 billion (US$6.0 million) at December 31, 2004;
      At December 31, 2002, 2003 and 2004, approximately 34.0%, 19.4% and 22.3%, respectively, of TELKOM’s current assets were denominated in foreign currencies, principally the U.S. Dollar in 2002 and 2003 and the Euro in 2004, such that the movements of Rupiah exchange rate against U.S. Dollar and Euro across these years would affect TELKOM’s current assets.

Trade Accounts Receivable.
      Trade accounts receivable from related parties (net of allowance for doubtful accounts) increased by Rp.8.2 billion, or 2.0%, from Rp.410.9 billion as of December 31, 2003 to Rp.419.1 billion (US$45.1 million) at December 31, 2004. Trade accounts receivable from third parties (net of allowance for doubtful accounts) increased by Rp.478.0 billion, or 19.7% from Rp.2,422.0 billion at December 31, 2003 to Rp.2,900.0 billion (US$312.2 million) at December 31, 2004, primarily due to an increase in the number of mobile cellular, fixed wireless subscribers and the consolidation of KSO IV. In the case of trade accounts receivable from related parties, the increase was primarily due to increase in number of related party customers following the acquisition of KSO IV.
      The allowance for doubtful accounts for trade accounts receivable from related parties decreased Rp.46.0 billion, or 41.5%, from Rp.110.9 billion at December 31, 2003 to Rp.64.9 billion (US$7.0 million) at December 31, 2004, primarily due to a larger bad debts from related parties being written off in 2004.
      At December 31, 2004 compared to December 31, 2003, the allowance for doubtful accounts for trade receivables from third parties increased Rp.124.1 billion, or 37.3%, from Rp.333.0 billion to Rp.457.1 billion (US$49.2 million), primarily due to an increase in number of delinquent accounts of third parties.

Other Current Assets.
      At December 31, 2004, Rp.44.6 billion (US$4.8 million) of TELKOM’s deposits were restricted for security interests in favor of other parties and for bank guarantees, of which Rp.42.7 billion (US$4.6 million) was used to secure Napsindo’s borrowings, a subsidiary, and recorded as other current assets.

Current Liabilities
      Current liabilities were Rp.11,169.8 billion at December 31, 2003 and Rp.11,677.0 billion (US$1,256.9 billion) at December 31, 2004, reflecting an increase of Rp.507.2 billion, or 4.5%. The increase in current liabilities primarily arose from increases in the following: (a) short-term bank loans; (b) trade accounts payable to third parties; and (c) unearned income.
      At December 31, 2002, 2003 and 2004, approximately 17.2%, 42.5% and 31.6%, respectively, of TELKOM’s current liabilities were denominated in foreign currencies, principally the U.S. Dollar, such that the movement of Rupiah exchange rate against U.S. Dollar across these years significantly affected TELKOM’s current liabilities.

Current Maturities of Long-term Liabilities.
      Current maturities of long-term liabilities decreased by Rp.1,142.7 billion, or 33.2%, from Rp.3,443.5 billion at December 31, 2003 to Rp.2,300.8 billion (US$247.7 million) at December 31, 2004. This decrease was primarily due to the decrease in liabilities of business acquisitions.

Accrued Expenses.
      Accrued expenses decreased by Rp.133.8 billion, or 11.3%, from Rp.1,185.2 billion at December 31, 2003 to Rp.1,051.4 billion (US$113.2 million) at December 31, 2004. The decrease was primarily due to the decrease in early retirement benefits from Rp.132.8 billion at December 31, 2003 to nil at December 31, 2004 as accrued early retirement benefits were fully paid in 2004.
Indebtedness
      Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities and short-term bank loans) at December 31, 2002, 2003 and 2004, was as follows:

	At December 31,

	2002	2003	2004	2004

				(US$ in million)
	(Rp. in billion)
Indonesian Rupiah(1)	4,294.1	4,485.1	4,550.0	489.8
U.S. Dollar(2),(3)	8,766.4	8,562.2	9,904.2	1,066.1
Japanese Yen(4)	1,358.9	1,377.7	1,512.4	162.8
EURO(5)	215.7	890.7	649.7	69.9

Total	14,635.1	15,315.7	16,616.3	1,788.6

(1)	Amounts at December 31, 2004 include debt issuance costs for medium term notes of Rp.2.3 billion. In addition for 2002, 2003 and 2004, amounts also include bond issuance costs for TELKOM bonds of Rp.24.0 billion, Rp.18.7 billion and Rp.13.4 billion.
(2)	Amounts at December 31, 2002, 2003 and 2004 translated into Rupiah at Rp.8,960, Rp.8,450 and Rp.9,300 = US$1, respectively, being the Reuters sell rates for U.S. Dollars at each of those dates.
(3)	Amounts at December 31, 2002 includes imputed interest on liabilities of business acquisitions (which relates to Dayamitra and Pramindo) of US$1.1 million (Rp.10.0 billion) and US$31.1 million (Rp.278.1 billion), respectively, being imputed interest for installment payments of the liability. Amounts at December 31, 2003 includes imputed interest on liabilities of business acquisitions (which relates to Pramindo and AriaWest) of US$9.5 million (Rp.80.2 billion) and US$14.5 million (Rp.122.4 billion), respectively, being imputed interest for installment payments of the liability. Amounts at December 31, 2004 includes imputed interest on liabilities of business acquisitions (which relates to AriaWest, the remaining 9.68% interest in Dayamitra and KSO IV) of US$9.7 million (Rp.90.2 billion), US$1.3 million (Rp.11.9 billion) and US$101.0 million (Rp.938.7 billion), respectively, being imputed interest for installment payments of the liability.
(4)	Amounts at December 31, 2002, 2003 and 2004 translated into Rupiah at Rp.75.5, Rp.79.05 and Rp.90.6 = Yen 1, respectively, being the prevailing exchange rates for buying Yen at each of those dates.
(5)	Amounts at December 31, 2002, 2003 and 2004 translated into Rupiah at Rp.9,377.5, Rp.10,663.9 and Rp.12,666.9 = EURO 1, respectively, being the prevailing exchange rate for buying Euros at each of those dates.
     Of total indebtedness at December 31, 2004, Rp.3,402.4 billion, Rp.2,213.0 billion and Rp.11,000.9 billion was scheduled for repayments in 2005, 2006, 2007-2024, respectively. Of these amounts, Telkomsel was scheduled to repay Rp.329.5 billion in 2005, Rp.329.5 billion in 2006, Rp.992.3 billion in 2007 and Rp.256.1 billion in 2008. Further, Rp.43.9 billion and Rp.14.3 billion was to be repaid by Dayamitra in 2005 and 2006, respectively.
      TELKOM expects scheduled repayments of indebtedness to be financed primarily from net cash flows from operating activities of and re-financing by TELKOM, Telkomsel and Dayamitra, respectively.
      At December 31, 2004, approximately 51.0% of TELKOM’s Rupiah-denominated indebtedness and approximately 24.6% of its U.S. Dollar-denominated indebtedness bore interest at floating rates. TELKOM’s Rupiah-denominated floating rate indebtedness bore interest rates between 8.3% and 11.1%, with rates generally based on interest rates on three-month Certificates of Bank Indonesia (SBI) plus a margin of 1.0%. The weighted average interest rate on Rupiah-denominated floating rate indebtedness at December 31, 2004 was 8.5%. TELKOM’s U.S. Dollar-denominated floating rate indebtedness was subject to interest rates between 3.0% and 6.0%, with rates generally based on floating interest rate offered by the lenders or LIBOR plus a margin of between 0.5% and 0.8%. The weighted average interest rate on U.S. Dollar denominated floating rate indebtedness at December 31, 2004 was 5.3%. TELKOM’s Rupiah-denominated fixed rate indebtedness at that date bore a weighted average interest rate of 12.5%, while its U.S. Dollar denominated fixed rate indebtedness bore a weighted average interest rate of 6.4%. All of TELKOM’s Japanese Yen denominated indebtedness was fixed rate and bore a weighted average interest rate at December 31, 2004 of 3.1%.
      At December 31, 2004, TELKOM had the following outstanding significant indebtedness:

•	Rp.6,018.7 billion (US$647.9 million) (including current maturities) in two-step loans through the Government;

•	Rp.736.2 billion (US$79.2 million) (after discount) in guaranteed notes which is owed by Telkomsel;

•	Rp.986.6 billion (US$106.2 million) (after bond issuance costs) IDR bonds issued by TELKOM;

•	Rp.822.9 billion (US$88.6 million) (including current maturities) in acquisition indebtedness relating to TELKOM’s acquisition of 100% equity interest in AriaWest (after discount);

•	Rp.127.9 billion (US$13.8 million) from exercising the call option agreement with TM Communication (HK) Ltd. to purchase 9.68% of Dayamitra shares (after discount);

•	Rp.3,366.4 billion (US$362.4 million) representing the present value of fixed monthly payments to be paid to MGTI in respect of the acquisition of KSO IV; and

•	Rp.1,077.7 billion (US$116.0 million) medium-term notes (net of debt issuance costs and TELKOM’s MTN owned by Telkomsel) issued by TELKOM.
      In addition, TELKOM, on its own and through its subsidiaries, entered into several new bank facilities in 2003 and 2004 and owes amounts under these bank facilities. These amounts were approximately Rp.3,480.0 billion (US$374.6 million) in aggregate as of December 31, 2004. These included:

•	Rp.1,171.2 billion (US$126.1 million) (including current maturities) of Telkomsel’s loan from Citibank N.A. through its Hermes Export facility (Rp.649.8 billion) and EKN-Backed facility (Rp.521.4 billion);

•	Rp.590.6 billion (US$63.6 million) (including current maturities) from loan facilities relating to TELKOM’s Sumatera backbone network and Regional Division V junction project;

•	Rp.108.5 billion (US$11.7 million) (including current maturities and short-term loans) from other loan facilities for other subsidiaries, namely Infomedia, Napsindo and Dayamitra;

•	Rp.549.5 billion (US$59.1 million) from The Export-Import Bank of Korea to finance the CDMA procurement from the Samsung Consortium; and

•	Rp.1,060.2 billion (US$114.1 million) from ABN AMRO and Bank Central Asia short-term loan facilities.

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

      At December 31, 2004, TELKOM’s outstanding principal indebtedness under the two-step loans totaled Rp.6,018.7 billion (US$647.9 million), of which US$257.8 million (Rp.2,397.4 billion) was denominated in U.S. Dollars and Japanese Yen 16.7 billion (Rp.1,512.4 billion) was denominated in Japanese Yen. As of December 31, 2004, TELKOM has used all facilities of two-step loans and the draw period for the two-step loan has expired.
      Two-step loans bear fixed or floating rates. Floating rates are determined by reference to interest rates on the average of 3 month Certificates of Bank Indonesia (SBI) during the six months preceding the installment due date plus 1.0% per annum or the interest rate offered by lenders plus 5.25% for two-step loans which are payable in Rupiah and the interest rate offered by offshore lenders plus 0.5% for two-step loans which are payable on foreign currencies. Repayments of principal are due on the loans at various dates through 2024. For the years 2005 through 2009, aggregate scheduled repayments of principal range from Rp.444.9 billion to Rp.655.4 billion per year and average Rp.526.6 billion per year.
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
      As of December 31, 2004, the Company was in compliance with the above covenants.

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
      In 2003, Telkomsel purchased US$17.3 million of the Notes from Deutsche Bank. In 2004, Telkomsel purchased US$53.4 million of the Notes from Deutsche Bank. Telkomsel redeemed the entire outstanding principal amount of US$79.4 million of the Notes from Deutsche Bank on April 30, 2005.

IDR Bond Issuance
      On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounting to Rp.1,000 billion. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. Net proceeds after bond issuance costs of Rp.19.2 billion from the bond issued amounted to Rp.980.8 billion.
      As of December 31, 2004, all of the bond proceeds have been used, primarily for the CDMA project with the remainder for the access network.
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
      As of December 31, 2004, the Company was in compliance with these covenants.

Medium-Term Notes
      On December 15, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp.1.125 trillion in four series, pursuant to a Medium-Term Notes Issuance Agreement dated December 13, 2004. Series A is in the principal amount of Rp.290 billion, matures on June 15, 2005 and bears interest at the rate of 7.7% per annum, Series B is in the principal amount of Rp.225 billion, matures on December 15, 2005 and bears interest at the rate of 7.95% per annum, Series C is in the principal amount of Rp.145 billion, matures on June 15, 2006 and bears interest at the rate of 8.2% per annum, and Series D is in the principal amount of Rp.465 billion, matures on June 15, 2007 and bears interest at the rate of 9.4% per annum. Interest on the outstanding MTN is payable on June 15, 2005, December 15, 2005, June 15, 2006, December 15, 2006 and June 15, 2007. The MTN were offered at their principal amounts.
      Under the term and conditions of the MTN, TELKOM cannot, without prior approval of holders of a majority of the outstanding principal amount of the MTN, take certain actions, including (i) to encumber, pledge or charge any part of its assets, with certain exceptions; (ii) provide, or to cause its subsidiaries to provide, any corporate guarantee to any third party, except corporate guarantees relating to the obligations of its subsidiaries, or the purpose of tendering or acquiring assets through export credit etc; (iii) to merge or consolidate with other companies which results in a material adverse effect to the operations and financial condition of TELKOM; and (iv) to dispose of assets which is in aggregate more than 5% of TELKOM’s net fixed assets.
      TELKOM is required at the end of each calendar quarter during the life of the MTN to maintain certain financial ratios, namely: (i) debt service coverage ratio of not less than 1.5 to 1; (ii) debt to equity ratio of not more than 2 to 1; and (iii) debt to EBITDA ratio of not more than 3 to 1. TELKOM is in compliance with these ratios.

Acquisition Indebtedness and Option Purchase Price

Dayamitra
      On May 17, 2003, TELKOM paid in full the unpaid portion of the purchase price for its 90.32% equity interest in Dayamitra and the unpaid portion of the option purchase price payable to TM Communications (HK) Ltd. (“TM Communications”) for the right to purchase the remaining 9.68% equity interest in Dayamitra held by TM Communications. As of December 31, 2004, TELKOM no longer had any obligations relating to the acquisition of its 90.32% equity interest in Dayamitra.
      On December 14, 2004, TELKOM exercised the option to buy the remaining 9.68% shares owned by TM Communication in Dayamitra. Payment for the shares in the amount of US$16.2 million will be paid on March 26, 2006 through an escrow account in Citibank Singapore. TELKOM will make monthly payments of US$787,390 to the escrow account starting from December 26, 2004 until March 26, 2006. TELKOM issued a non-transferable promissory note to TM Communications as a guarantee to buy the shares on March 26, 2006, during which TM Communications will concurrently transfer the 9.68% share certificate of Dayamitra to TELKOM. As a result, TELKOM currently controls 100% of the Dayamitra.

Pramindo
      At December 31, 2003, TELKOM owed the US$191.2 million (before unamortized discount) to the former shareholders of Pramindo, representing the unpaid portion of the purchase price for France Cable et Radio, Astratel, Indosat, Marubeni, IFC USA and NMP Singapore.
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
      Principal and interest on the ABN AMRO loan was repaid in 10 monthly payments starting March 31, 2004 through December 31, 2004, with interest payable at one month LIBOR plus 2.75%. The final installment payment was made in December 2004.

AriaWest
      On July 31, 2003, TELKOM acquired all the shares of AriaWest. As a result of the acquisition, TELKOM owes the former shareholders of AriaWest US$109.1 million, which will be repaid in ten semi-annual installments from July 31, 2004 through January 31, 2009. As of December 31, 2004, the amount payable to AriaWest’s former shareholders, before unamortized discount, totaled US$98.2 million. In addition, TELKOM owes AriaWest’s former lenders US$196.97 million, which is being repaid in installments starting December 31, 2003 through June 30, 2007, with interest payable at six month LIBOR plus 3.5%. As of December 31, 2004, TELKOM has repaid the entire outstanding balance using the proceeds from the issuance of TELKOM’s medium-term notes.

KSO IV
      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO agreement, the rights to operate fixed-line telecommunication services in KSO IV region are transferred to TELKOM and KSO IV is operated under the management, supervision, control and responsibility of TELKOM. In addition, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV. MGTI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to MGTI and operating expenses. If the KSO IV unit is unable to or does not for any reason pay MGTI the fixed monthly payments due to it, TELKOM is obligated to make up any deficiency. At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to TELKOM at no cost. As a result of the amended and restated KSO agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division IV for a purchase price of US$390.7 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517.1 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination. TELKOM has accounted for this transaction as a business combination using the purchase method of accounting in 2004.
      At December 31, 2004, the remaining monthly payments to be made by TELKOM to MGTI, before unamortized discount, amounted to US$462.9 million (Rp.4,305.1 billion).

Sumatera backbone network
      On April 10, 2002, TELKOM entered into four term loan facilities to finance the construction of the Sumatera high performance backbone network. These four facilities are entered into with (i) Bank Central Asia, for Rp.173 billion; (ii) Citibank, N.A., for US$6,950,000; (iii) Citibank International plc as agent for certain lenders to a syndicated loan, for US$23,400,000 (supported by an export credit guarantee of Hermes Kreditversicherungs AG); and (iv) Citibank International plc as agent for certain lenders to a syndicated loan, for US$21,000,000 (supported by an export credit guarantee of Istituto per I Servizi Assicurativi del Commercio Estero). As of December 31, 2004, all of these facilities have been fully or partially utilized, with the US$6,950,000 loan to Citibank, N.A. being fully repaid in May 2003.
      Under the facility with Bank Central Asia, TELKOM is required at the end of each calendar quarter during the life of the facility to maintain certain financial ratios, namely: (i) debt to EBITDA ratio of not more than 3 to 1; (ii) EBITDA to interest expense ratio of not greater than 4 to 1; and (iii) EBITDA to interest expense and principal ratio of not more than 1.5 to 1. TELKOM is in compliance with these ratios. TELKOM has also covenanted in this facility that it will not guarantee or collateralize its assets for an amount exceeding Rp.500 billion.
      Under the other outstanding facilities, during the period when the subject loans are outstanding, TELKOM is required to maintain the following financial ratio:
      (i) debt service coverage ratio of not less than 1.5 to 1; (ii) debt to equity ratio of not more than: (a) 3 to 1 for the period of April 10, 2002 to January 1, 2003, (b) 2.75 to 1 for the period of January 2, 2003 to January 1, 2004, (c) 2.5 to 1 for the period of January 2, 2004 to January 1, 2005 and (d) 2 to 1 for the period of January 2, 2005 to the full repayment date of the loans (iii) debt to EBITDA ratio of not more than: (a) 3.5 to 1 for the period of April 10, 2002 to January 1, 2004 (b) 3 to 1 for the period of January 2, 2004 to the full repayment date of the loans.

Regional Division V Junction Project
      On June 21, 2002, TELKOM entered into a loan agreement with a consortium of banks for a Rp.400 billion facility in order to finance the Regional Division V junction project. The original loan was to be repaid in 14 quarterly installments starting from April 2004. The loan agreement was amended on April 4, 2003 to reduce the facility amount to Rp.150 billion and provide for repayments to be made in 14 quarterly installments starting on May 21, 2004. As of December 31, 2004, TELKOM had drawn down a total of Rp. 148.9 billion of this loan. As of December 31, 2004, the outstanding amount of the loan was Rp.117.2 billion.
      Under this loan agreement, TELKOM is required at the end of each calendar quarter during the life of the facility to maintain certain financial ratios, namely: (i) debt to equity ratio of not more than 3 to 1; and (ii) EBITDA to interest expense ratio of not less than 5 to 1. TELKOM is in compliance with these ratios.

Telkomsel’s Indebtedness (including facilities)
      In April 2002, Telekomunikasi Selular Finance Limited (“TSFL”), Telkomsel’s wholly-owned subsidiary, issued US$150 million in Guaranteed Notes (“Notes”) which are guaranteed by Telkomsel. The Notes bear interest at 9.75% per annum, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007. In 2003 and 2004, as part of TELKOM’s plan to minimize foreign exchange exposure and reduce interest charges, Telkomsel purchased US$17.3 million and US$53.4 million (Rp.459.5 billion), respectively, of Notes from Deutsche Bank. Telkomsel redeemed the entire outstanding principal amount of US$79.4 million of the Notes from Deutsche Bank on April 30, 2005.
      On July 12, 2002, Telkomsel entered into an Opening L/C and Trust Receipt Loan Facility Agreement with Citibank NA providing a total facility of US$40 million to issue letters of credit in connection with the procurement contracts with strategic partners. Telkomsel has the option of deferring settlement of any letter of credit once it has been drawn upon, in which case the outstanding amounts bear interest at a rate equal to the bank’s cost of funds plus 2.5% per annum. The facility was originally scheduled to mature on July 12, 2003 but the maturity date has been extended to July 31, 2004 pursuant to an amendment to the agreement. Subsequently, on July 31, 2004, the maturity date was extended to July 31, 2005, with changes to the cost of funds from 2.5% to 2.0% above the bank’s cost of funds. Total loans drawn from the facility amounted to US$31.0 million in 2003 and nil in 2004. As of December 31, 2004, the loan had been repaid.
      On July 19, 2002, Telkomsel entered into a Letter of Credit Agreement with Standard Chartered Bank, Jakarta. The agreement required Telkomsel to deposit an amount equal to the LC amount prior to the issuance of the LC.
      On October 29, 2002, Telkomsel entered into a Banking Facilities Credit Agreement with Standard Chartered Bank, which includes import facilities (US$25 million), local LC facility (Rp.100 billion), bank guarantee (US$25 million) and other foreign exchange facilities. Outstanding amounts (once the letters of credit are drawn upon the bank) bear interest at a rate equal to SIBOR plus 2.5% per annum for US Dollar amounts and of the indicative three-month SBI plus 2.0% per annum for Indonesia Rupiah amounts. As of December 31, 2004, loans under this facility have been fully repaid.

Hermes Export Facility
      On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as Arranger and Agent) providing a total facility of EUR 76.2 million divided into several tranches. The agreement was subsequently amended with the latest amendment on October 15, 2003, to change the facility amount to EUR 73.4 million, the availability period and the first repayment date. The interest rate on this facility is the aggregate of applicable margin (0.75%) EURIBOR and mandatory cost, if any. Interest is paid semi-annually, starting on the date amounts are drawn. Total loans drawn from the facility amounted to EUR 72.2 million (Rp.712.4 billion) in 2003 and EUR 1.1 million (Rp.12.2 billion) in 2004. As of December 31, 2004, the outstanding balance was EUR 51.4 million.
      In addition to the interest due on this facility, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR 6,089,149, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

EKN-Backed Facility
      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility Agreement with Citibank International plc (as Original Lender and Agent) covering a total facility amount of US$70.5 million divided into several tranches. In December 2004, the agreement was amended to reduce the total facility to US$68.9 million. The interest rate on the facility is based on the aggregate of the applicable margin, commercial interest reference rate and mandatory cost, if any (i.e., 4.27% and 4.02% as of December 31, 2003 and 2004, respectively). Interest is paid semi-annually, starting on the date amounts are drawn. As of December 31, 2004, Telkomsel had drawn down US$69.0 million from this facility and the outstanding balance was US$56.1 million.

Dayamitra’s Indebtedness
      As of December 31, 2004, Dayamitra had the following significant indebtedness outstanding:

•	Rp.58.3 billion (US$6.3 million), representing loan facilities from Bank Mandiri pursuant to the terms of loan agreements entered into on November 20, 2003 and December 20, 2003. The loans are payable on a quarterly basis until the fourth quarter of 2006 and bear interest at 11.25% per annum.
Capital Expenditures
      At December 31, 2004, TELKOM (unconsolidated) incurred capital expenditures of Rp.3,715.6 billion (US$400.0 million), which was slightly less than the Rp.5,019.8 billion originally budgeted in its capital expenditure plan.
      TELKOM groups its capital expenditures into the following categories for planning purposes:

•	Infrastructure, which consists of the transmission network, access network (including fixed wireless networks), data backbone and fixed line network backbone infrastructure;

•	Phone, which is essentially fixed wireline and fixed wireless;

•	Mobile, which consists of GSM mobile wireless telephone services and is presently conducted through Telkomsel;

•	Multimedia, which consists of Internet access, VoIP services and data services; and

•	Service-Net, which consists of various commercial services intended to increase traffic on TELKOM’s network, including interconnection, Internet network and third-party call centers.
      In addition, Telkomsel incurred capital expenditures of Rp.4,982.7 billion (US$536.4 million) for network infrastructure and other investments and TELKOM’s other subsidiaries incurred capital expenditures of Rp.122.1 billion (US$13.2 million).
      The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Year Ended December 31,

	2002(1)	2003(1)	2004(1)	2005(2)	2006(3)

	Rp. (billion)
TELKOM:
Infrastructure:
Transmission Network and Backbone	337.0	1,595.1	560.4	752.1	2,989.0
Access Network	863.0	1,849.6	1,831.2	2,247.7	1,515.0
Subtotal Infrastructure	1,200.0	3,444.7	2,391.6	2,999.8	4,504.0
Commercial Services:
Phone	523.6	161.9	901.5	683.7	1,196.5
Mobile Cellular	—	—	—	—	—
Multimedia	154.7	76.2	92.7	802.4	563.2
Services-Net	59.8	99.9	34.2	164.5	738.3
Subtotal Commercial Services	738.1	338.0	1,028.4	1,650.6	2,498.0
Supporting Services	140.2	151.1	295.6	922.0	564.0

Subtotal for TELKOM (unconsolidated)	2,078.3	3,933.8	3,715.6	5,572.4	7,566.0

	Year Ended December 31,

	2002(1)	2003(1)	2004(1)	2005(2)	2006(3)

	Rp. (billion)
TELKOM’s Subsidiaries:
Telkomsel	4,531.0	5,348.8	4,982.7	7,153.0	5,323.9
Dayamitra	40.6	109.5	50.4	108.9	95.8
Infomedia Nusantara	25.9	44.6	63.0	63.5	11.6
Pramindo Ikat Nusantara	109.4	37.4	1.7	38.5	23.1
Indonusa Telemedia	2.6	0.8	1.4	—	4.1
Graha Sarana Duta	0.8	17.0	3.7	21.3	28.7
PT Pro Infokom Indonesia	—	0.6	0.6	—	10.8
PT Metra (Holding)	—	6.1	0.9	12.6	—
AriaWest	—	0.2	0.1	0.1	—
Napsindo	—	53.8	0.3	1.3	—

Subtotal for subsidiaries	4,710.3	5,618.8	5,104.8	7,399.2	5,498.0

Total for TELKOM (consolidated)	6,788.6	9,552.6	8,820.4	12,971.6	13,064.0

(1)	Amounts for 2002, 2003 and 2004 are actual capital expenditures.
(2)	Amounts for 2005 are planned capital expenditures included in TELKOM’s budget and are subject to upward or downward adjustment.
(3)	Amounts for 2006 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
     Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM’s ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of financing, including “pay as you grow”. See Item 3.D. “Risk Factors — Capital Expenditures — Financing” and Item 4.B. “Business Overview — Business Strategy — Reducing Cost of Capital.”

Planned Investments in 2005
      In 2005, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.

Planned Investments in Infrastructure
      TELKOM’s planned capital investments in infrastructure in 2005 total Rp.2,999.8 billion, allocated as follows:

•	Rp.752.1 billion for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, a backbone transmission network on the island of Kalimantan and Sulawesi and an additional ground satellite segment in Jakarta and a submarine cable system between Batam-Jakarta; and

•	Rp.2,247.7 billion for capital investments in access infrastructure, which are expected to include investments in fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks.
      For a more complete discussion of TELKOM’s planned infrastructure investments, see Item 4.B. “Business Overview.”

Planned Investments in Commercial Services
      In 2005, TELKOM also plans to spend Rp.1,650.6 billion for capital investments in commercial services, allocated as follows:

•	Rp.683.7 billion for capital investments in fixed line commercial services (including fixed wireless services), which include additional capacity, service enhancements and upgrades, including to its value added services and software and mechanical and electrical systems;

•	Rp.802.4 billion for capital investments in multimedia (including core network of IP transport, HFC and CATV services), which include increases in the number of VoIP access points, Internet multiplexing (IMUX) systems for Internet and data access, Internet value added services such as B2B e-commerce, broadband access (xDsl), and improving TELKOM’s HFC and CATV systems;

•	Rp.164.5 billion for capital investments in service-net, including the establishment of fixed wireless services, e-commerce, internet connectivity and value added services.

Planned Investments in Supporting Services
      TELKOM plans to spend Rp.922.0 billion in 2005 for capital investments in supporting services, including research and development, building facilities and office facilities.
      Telkomsel’s planned capital investments in infrastructure in 2005 total Rp.7,322.0 billion relating to:

•	investments in BTS stations to expand network coverage and TRX and microcells to improve quality;

•	switching equipment;

•	IN equipment used for prepaid products; and

•	fiber optic transmission for large cities in Java.

Financing
      In common with many Indonesian state-owned enterprises, TELKOM has historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, TELKOM has funded its capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, TELKOM has in recent years accessed the debt capital markets for a portion of its financing needs. On July 16, 2002, TELKOM issued a fixed rate IDR Bond in the amount of Rp.1,000 billion with maturity of five years with fixed interest rate of 17% per annum. On December 15, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp.1.125 trillion in four series with interest rates ranging from 7.7% to 9.4% per annum. TELKOM is presently in the process of exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.

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

Revenue Sharing
      Until recently, TELKOM made use of revenue-sharing arrangements to develop fixed line networks in heavily populated urban areas of Indonesia, public card-phone booths and its analog mobile cellular networks. Under these revenue-sharing arrangements, investors finance the costs incurred in procuring and installing equipment, while TELKOM manages and operates the equipment, and bears the cost of repairs and maintenance, after installation and until the end of the revenue-sharing period. The investors legally retain rights to the equipment during the revenue-sharing period but transfer ownership to TELKOM at the end of such period. See Item 4.B. “Business Overview — Revenue Sharing Arrangements (PBHs).”
      TELKOM did not fund any capital investments (other than capital investments in fixed line telephone services) through revenue- sharing arrangements in 2002, 2003 or 2004 and does not intend to fund any such capital investments (other than capital investments in fixed line telephone services) through such arrangements in the future, except in the context of its efforts to promote the “pay as you grow” program to fund capital investments. See “Pay as You Grow” below. Beginning in 2004, TELKOM intends to replace existing revenue-sharing arrangements with new partnership schemes on more favorable terms.

Direct Borrowings
      Beginning in 2002, TELKOM began funding a significant portion of its capital expenditures through vendor-procured and other direct borrowings from banks and other lenders, including the capital markets. On February 25, 2002, TELKOM borrowed US$4.0 million and Rp.90.0 billion from a consortium of Indonesian banks to finance the development of an Internet protocol backbone. TELKOM had never previously borrowed directly from a commercial bank to finance capital expenditures. As of December 31, 2004, the outstanding amount under these facilities was US$0.4 million and Rp.8.1 billion.
      On April 10, 2002, TELKOM borrowed US$51.4 million and Rp.173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone in Sumatera. As of December 31, 2004, the outstanding amount under these facilities were US$29.8 million and Rp.143.5 billion.
      On June 21, 2002, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acting as facility agent with loan facility, as amended, amounting to Rp.150 billion to fund the development of regional junction Regional Division V project. A substantial portion of these loans were supported by export credit agency guarantees procured by the equipment vendors for the project. Prior to this transaction, TELKOM had not previously borrowed with the support of export credit agency guarantees, except in the two-step loans extended through the Government. As of December 31, 2004, the outstanding amount under these facilities were Rp.117.2 billion.
      On August 27, 2003 TELKOM entered into a Loan Agreement with The Export-Import Bank of Korea for approximately US$124 million, with a portion of the loan amount to be used by TELKOM to finance its obligations under the Master of Procurement Partnership Agreement (“MPPA”) it had entered into with a consortium led by Samsung Corporation. As of December 31, 2004, the outstanding amount under this facility was US$59.1 million
      On January 28, 2004, TELKOM signed a short-term loan agreement with ABN-AMRO Bank N.V. Jakarta (“ABN AMRO”) in the amount of approximately US$130 million. The loan proceeds were thereafter placed in escrow and subsequently released to TELKOM on March 15, 2004 when TELKOM exercised its option to purchase the remaining outstanding promissory notes TELKOM issued to Pramindo’s shareholders as payment for their shares in Pramindo. Principal and interest on the ABN AMRO loan will be repaid in 10 monthly payments starting March 31, 2004, through December 31, 2004, with interest payable at one month LIBOR plus 2.75%. As of December 31, 2004, the outstanding amount under this facility was nil.

      On December 21, 2004, TELKOM entered into a US$65.0 million short-term loan facility agreement with ABN AMRO to be used for working capital purposes. The principal amount of US$30 million matured on March 31, 2005 and was repaid and US$35 million matured on June 30, 2005 and was repaid. The loan bore interest at LIBOR plus 2.5%. As of December 31, 2004, the outstanding amount under this facility was US$65.0 million.
      On December 27, 2004, TELKOM entered into a short-term loan agreement with Bank Central Asia in the amount of US$49 million to be used for working capital purposes. The loan matured on June 28, 2005 and was repaid and bore interest at LIBOR plus 2.85%. As of December 31, 2004, the outstanding amount under this facility was US$49.0 million.

Pay as You Grow
      The Pay as You Grow program involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid upfront (typically 25%) and the balance will be paid once the lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetable for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. TELKOM expects that only a relatively small number of equipment suppliers will be invited to participate in pay as you grow programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

IDR Bond Issuance
      See Item 5.B. “Liquidity and Capital Resources — Indebtedness.”

Medium-Term Notes
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
      In the case of Pramindo, the Company has evaluated the scope and terms of this investment and has concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling shareholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid.
      In addition to its operating subsidiaries, TELKOM has a number of investments in other associated companies. Such investments were intended to give TELKOM the ability to influence the business activities, such as the choices of technologies, of these associated companies. TELKOM’s general policy is to invest in companies that are associated with the following business sectors: fixed line telecommunications, cellular, television, Internet and shared services. In the majority of cases, our investments are in the range between 20 and 50 percent of the equity interest of the investees such that they provide us with the ability to significantly influence the operating and financial policies of such investees.
      We reflect our influence with these investee affiliates by accounting for our interests in them using the equity method of accounting, which prescribes that TELKOM record its share of the earnings and losses of such investees. The carrying amount of the investments is written down to recognize any permanent decline in the value of individual investments. Any such write down is charged directly to current operations.
      Investments in shares of stock with ownership interest of less than 20% that do not have readily determinable fair values and are not intended for long-term investments are stated at cost. The carrying amount of the investments is written down to recognize any other than temporary declines in the value of the individual investments. Any such write down is charged directly to current operations.
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
      We recognize revenue from fixed line installation services at the time the installations are placed in service. Revenue from usage charges are recognized as customers incur the charges.
      Revenues from cellular service connections (connection fee) are recognized as income at the time the connection takes place, while those from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, which consist of a SIM card in the case of cellular services and RUIM in the case of fixed wireless telephone, and pulse reload voucher, are recognized as follows:

•	Sales of starter packs are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers; and

•	Sales of pulse reload vouchers are recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.
      Other operating revenues such as revenue from network interconnection with other domestic and international telecommunication carriers are recognized as incurred and are presented net of interconnection expenses (expenses are recognized on an accrual basis).
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
      The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the cost incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.
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
      Revenue from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).
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

Carrying Amount of Property, Plant and Equipment and Goodwill and Other Intangible Assets
      TELKOM estimates the useful lives of property, plant and equipment and goodwill and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes and, in the case of rights to operate intangible assets, the remaining term of the KSO agreement. When the carrying amount of the asset exceeds its recoverable value due to, among others, technological changes, significant adverse change in legal factors or business climate, unanticipated competition, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. TELKOM reviews these types of assets for impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, TELKOM uses discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.

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
      At the end of each year, TELKOM determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. In determining the appropriate discount rate we considered the current yields on high quality corporate fixed-income investments. We were not able to identify suitable investments in Indonesia with a corresponding maturity to the expected duration of the benefit obligations so we have used the yield-to-maturity of Indonesian Government Bonds at year end. At December 31, 2004, TELKOM’s discount rate was 11%.
      The expected rate of medical cost has been determined by comparing the historical relationship of our actual medical cost increases with the rate of general inflation in the Indonesian economy. Past experience has shown that our actual medical costs have on average increased by a factor of 1.5 times the general rate of inflation. We have maintained our projected medical cost at 12% from December 31, 2003 to December 31, 2004 to reflect a steady growth in our medical cost trend experience which is in line with a constant general inflationary trends in Indonesia.
      Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	128,311	(99,603)
Effect on post-retirement benefit obligation	916,961	(720,657)
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
      Under Indonesian tax regulations as of the date of this Annual Report, a dividend distributed by a company to a corporate shareholder, that has a minimum share ownership of 25% and has businesses other than as a holding company, is not subject to tax whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold our investments in our affiliated companies with a minimum share ownership of 25% and have businesses other than as a holding company, and dividend distributions from a company to a corporate shareholder that meets the criteria described above continues to be not subject to tax, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.
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

Legal Contingencies
      As of the date of this Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent our estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While we believe that our current accruals are adequate, a future event or change in the facts and circumstances may require us to make additional accruals that would be charged to our income statement in the future. See Note 53 to the consolidated financial statements and Item 8. “Financial Information — Material Litigation.”
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

C.	Research and Development and Intellectual Property
      TELKOM makes investments to improve its product and service offerings. Such expenditure amounted to approximately Rp.11.2 billion in 2002, Rp.2.1 billion in 2003 and Rp.27.8 billion (US$3.0 million) in 2004. In 2004, these expenditures related to video conferencing, SMS development, CMS system and CDMA lab.
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
      A number of developments have had and may have in the future a material impact on TELKOM’s results of operations, financial condition and capital expenditures. These developments include:

•	ongoing consequences related to TELKOM’s failure to file a compliant Form 20-F for 2002 by June 30, 2003;

•	upgrading of the network with soft switching technology;

•	increasing relative contribution of Telkomsel to our consolidated revenues;

•	higher domestic fixed line tariffs beginning in 2004 and ability of Government to implement additional planned tariff increases;

•	the ability of the Government to implement regulatory changes regarding interconnection, access codes and licenses for 3G services;

•	changes in foreign exchange rates and interest rates;

•	implementation of TELKOM’s early retirement program;

•	acquisition of Pramindo;

•	acquisition of AriaWest;

•	acquisition of KSO IV;

•	competition in the market for DLD services;

•	commencement of TELKOM’s IDD services;

•	fixed wireless development and deployment;

•	implementation of competence-based human resource management; and

•	acquisition of the remaining 9.68% shares in Dayamitra.
      See Item 5.A. “Operating Results.”

E.	Off-Balance Sheet Arrangements
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

F.	Tabular Disclosure of Contractual Obligations
      The following summarizes TELKOM’s contractual obligations at December 31, 2004 and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	After 5 years

	(Rp. billion)
Short Term Loans(1)(5)	1,101.6	1,101.6	—	—	—
Long Term Debts(2)(5)	15,514.7	2,300.8	6,215.4	2,822.3	4,176.2
Capital Lease Obligations(3)	—	—	—	—	—
Operating Leases(3)	247.5	—	247.5	—	—
Unconditional Purchase Obligations(4)	4,373.2	3,500.3	872.9	—	—

Total	21,237.0	6,902.7	7,335.8	2,822.3	4,176.2

(1)	Relates to liabilities under a short term loans obtained from Bank Mandiri, ABN AMRO Bank and Bank Central Asia. See Note 20 to the Company’s consolidated financial statements included elsewhere in this Annual Report.
(2)	See “— Liquidity and Capital Resources — Indebtedness” and Notes 22, 23, 24, 25, 26 and 27 to the Company’s consolidated financial statements included elsewhere in this Annual Report.
(3)	Relates primarily to leases of motor vehicles and computers.
(4)	Relates to commitments of TELKOM to suppliers and vendors for the purchase of telecommunications-related equipment and infrastructure.
(5)	Excludes contractually committed rate of interest.
     In addition to the above contractual obligations, as of December 31, 2004, Telkom had long-term liabilities for post-retirement benefits and long service awards. Telkom expects to contribute Rp.516.5 billion to its post-retirement benefits plan in 2005. In addition, Telkom also expects to contribute Rp.697.5 billion to its defined benefit pension plan in 2005. See Notes 44, 45, 46 and 56.3.e to the consolidated financial statements.

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

      The members of the Board of Commissioners as of December 31, 2004 were:

	Age as of
Name	January 1, 2005	Title	Since

Tanri Abeng	63	President Commissioner	March 10, 2004
P. Sartono	60	Independent Commissioner	June 21, 2002
Arif Arryman	49	Independent Commissioner	June 21, 2002
Anggito Abimanyu	42	Commissioner	March 10, 2004
Gatot Trihargo	44	Commissioner	March 10, 2004

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

P. Sartono
      Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, as of the date of this Annual Report, he serves as the Senior Adviser of the Board of Commissioners of PT Telekomindo Primabhakti and as a Commissioner of PT Excelcomindo. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including as Corporate Secretary from 1991 to 1995, until his retirement in 2000. During his tenure at TELKOM, he also held various positions at Directorate General of Post and Communications from 1972 to 1985 and served as President Director of PT Telekomindo Primabhakti. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) degree from IPWI Jakarta and a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.

Arif Arryman
      Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition he has served as Independent Commissioner of PT Bank BNI since 2001. Previously, he served as an advisor to the Coordinating Minister for Economy and a member of the assistance team to the Ministry of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology, a masters degree in Engineering from Asia Institute of Technology, Bangkok, Diploma d’Etude Approfondie from University Paris-IX Dauphine France and a doctoral degree in Economics from University of Paris-IX Dauphine France.

Anggito Abimanyu
      Mr. Abimanyu has been a Commissioner of TELKOM since March 10, 2004. As of the date of this Annual Report, he is the Acting Head of the Agency for Fiscal Analysis of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously served as a member of the Board of Commissioners of Bank Lippo and of Bank Internasional Indonesia. Mr. Abimanyu is also a lecturer in the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds both a bachelor and a master degree in economics from Gadjah Mada University, a master in science degree in International Development from the University of Pennsylvania and a Ph.D. degree in Environmental Economics from the University of Pennsylvania.

Gatot Trihargo
      Mr. Trihargo has been a Commissioner of TELKOM since March 10, 2004. As of the date of this Annual Report, he serves as a member of the Special Staff of the Ministry of State-Owned Enterprises. Mr. Trihargo holds a degree in accounting from Sekolah Tinggi Akuntansi Negara, Jakarta, and a masters degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio.
Board of Commissioners’ Committees
      As of the date of this Annual Report, the Board of Commissioners has three standing committees: the Audit Committee, the Review and Planning Committee and the Nomination and Renumeration Committee. An Independent Commissioner chairs each committee. In addition, external members to the Audit Committee, in order to be considered independent: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) does not own, directly or indirectly, any shares in TELKOM; and (d) does not have any business relationship that relates to TELKOM’s businesses.
      As of the date of this Annual Report, the Audit Committee of the Board of Commissioners is composed of seven members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Dodi Syaripudin; (vi) Mr. Sahat Pardede and (vii) Mr. Gatot Trihargo. All of the members of the Audit Committee (except for Mr. Arif Arryman, Mr. Sartono and Mr. Trihargo) are independent external members and Mr. Pardede is an accounting and financial expert. An Audit Committee Charter (the “Charter”) that has been adopted by the Board of Commissioners governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:

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
      The Review and Planning Committee was established on August 1, 2003. The objective of this committee is to review the company’s long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the Board of Directors. The committee is also responsible for supervising and monitoring the implementation of the business plans of the company. As of the date of this Annual Report, the Review and Planning Committee consists of nine members: (i) Mr. Anggito Abimanyu (the Chairman); (ii) Mr. Arif Arryman (the Vice Chairman); (iii) Mr. Yuki Indrayadi (Secretary); (iv) Mr. P. Sartono; (v) Mr. Kindy Syahrir; (vi) Mr. Ario Guntoro; (vii) Mr. Adam Wirahadi; (viii) Mrs. Widuri M. Kusumawati; and (ix) Mr. Arman Soeriasoemantri. All of the members of the Review and Planning Committee (except for Mr. Abimanyu, Mr. Arryman and Mr. Sartono) are independent external members.

      On May 20, 2003, following TELKOM’s 2003 Annual General Meeting of stockholders, the Board of Commissioners re-established the Nomination and Remuneration Committee. As of the date of this Annual Report, the Nomination and Remuneration Committee is composed of: (i) Mr. Tanri Abeng, the President Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner and the Secretary; and (iii) Mr. Gatot Trihargo, a Commissioner. The committee was tasked with: (a) formulating selection criteria and nomination procedures for strategic positions in the Company based on good corporate governance principles; (b) assisting the Board of Commissioners and consulting with the Board of Directors in candidate selection for strategic positions in the Company; and (c) formulating a remuneration system for the Board of Directors based on fairness and performance.
      The Commissioners’ business address is 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.
Board of Directors
      The Board of Directors is comprised of one President Director and six Directors. Directors are elected and dismissed by stockholder resolutions at a general meeting of stockholders at which the holder of the Series A Dwiwarna Share is present and such holder approves the aforementioned stockholder resolutions. In order to be eligible for election, candidates for Director must be nominated by the holder of the Series A Dwiwarna Share. Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires.
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

      The members of the Board of Directors as of June 25, 2005 were:

	Age as of
Name	January 1, 2005	Title	Since

Arwin Rasyid	47	President Director	June 24, 2005
Garuda Sugardo	55	Chief Operating Officer and Vice President Director	June 24, 2005
Rinaldi Firmansyah	44	Director of Finance	March 10, 2004
Arief Yahya	43	Director of Enterprise & Wholesale	June 24, 2005
Abdul Haris	49	Director of Network & Solution	March 10, 2004
John Welly	50	Director of Human Resource Development	June 24, 2005
Guntur Siregar	53	Director of Consumer	June 24, 2005
     Arwin Rasyid
      Mr. Rasyid was appointed the President Director of TELKOM on June 24, 2005. He previously served as Deputy President Director of PT Bank Negara Indonesia from 2003 to 2005, President Director of Bank Danamon Indonesia from 2000 to 2003, Deputy Head of Badan Penyehatan Perbankan Nasional (the Indonesian Banks Restructuring Agency) in 2000, Deputy President Director of Bank Niaga from 1988 to 1999 as well in several positions in Bank Niaga since 1987. Mr. Rasyid graduated with a degree in economy from the University of Indonesia. He also holds a Master of Arts degree in International Economics and a Master of Business Administration degree in International Business from University of Hawaii, USA.
     Garuda Sugardo
      Mr. Sugardo was appointed the Chief Operating Officer and Vice President Director of TELKOM on June 24, 2005. He joined TELKOM in 1977 and has held several positions in various departments. He previously served as Senior Consultant Marketing in the Management Consulting Center of TELKOM, Director of Telecommunication Service Business of TELKOM from 2002 to 2004, Director of Operation and Technical of Indosat as well as a number of positions in TELKOM from 1977-2000. Mr. Sugardo graduated with a degree in Electrical Engineering from the University of Indonesia.
     Rinaldi Firmansyah
      Mr. Firmansyah has been Director of Finance of TELKOM since March 10, 2004. As of the date of this Annual Report, he serves as the Vice President Commissioner of PT Bahana Securities and is also a Commissioner and Head of the Audit Committee of PT Semen Padang. He previously served as the Vice President for Finance of PT Tirtamas Comexindo. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a Masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
     Arief Yahya
      Mr. Yahya was appointed the Director of Enterprise & Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java). Mr. Yahya graduated with a degree in electrical engineering from Bandung Institute of Technology and a Masters degree in Telecommunication Engineering from University of Surrey.
     Abdul Haris
      Mr. Haris was appointed the Director of Network & Solution of TELKOM on June 24, 2005. He joined TELKOM in 1980 and has held several positions in various departments. He previously served as

Director of Telecommunications and Network Business of TELKOM from 2004 to 2005, and as Deputy Head of TELKOM’s Regional Division II (Jakarta). Mr. Haris has a degree in electrical engineering from North Sumatra University and a Masters degree in business administration from Prasetya Mulya Management Institute.
     John Welly
      Mr. Welly was appointed the Director of Human Resources Development of TELKOM on June 24, 2005. He joined TELKOM in 1981 and has held several positions in various departments. He previously served as President Director of PT INTI, Director of Operations and Marketing of TELKOM from 1998 to 2000, Commissioner of Telkomsel in 1998, Director of Human Resources and Support Divisions/Senior Executive Vice President for Human Resources and Support of TELKOM from 1995 to 1998, and Commissioner of PT Aplikanusa Lintasarta from 1995 to 1996. Mr. Welly graduated with a degree in Electrical Engineering from the Bandung Institute of Technology and a Masters degree in telecommunication and information from Essex University, UK.
     Guntur Siregar
      Mr. Siregar was appointed the Director of Consumer of TELKOM on June 24, 2005. He joined TELKOM in 1975 and has held several positions in various departments. He previously served as Senior Consultant Financial Management in Management Consulting Center of TELKOM, Director of Finance of TELKOM from 2002 to 2004, Head of Regional Division II (Jakarta) from 2000 to 2002 and Director of Commerce of Indosat from 1996 to 2000. Mr. Siregar graduated with a degree in Electrical Engineering from the Bandung Institute of Technology.
      None of the Directors has a service contract with the Company nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners are related to one another.
B.  Compensation
      Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an MoF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2004, the aggregate compensation paid by TELKOM and its consolidated subsidiaries to all of their Commissioners and Directors was Rp.73.0 billion (US$7.9 million), while the amount paid by TELKOM (unconsolidated) to all its Commissioners and Directors was approximately Rp.29.9 billion (US$3.2 million), in each case including bonuses and the cost of benefits provided to Directors, such as housing facilities.
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
      The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: (i) buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; (ii) participating in or disposing of other capital investments; (iii) establishing, transferring its interests in or dissolving subsidiaries; (iv) transferring, trading, disposing or acquiring any business segments; (v) entering into licensing agreements, management contracts or similar agreements with other entities; (vi) selling or otherwise disposing of fixed assets in excess of the amount stipulated by the Board of Commissioners; (vii) ceasing to collect or writing off bad debts from the Company’s books or inventory in excess of the amount stipulated by the Board of Commissioners; (viii) binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and (ix) assuming or granting medium or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company’s work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 10% or more of the Company’s revenues or 20% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the stockholders at the general meeting of stockholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.
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
D.  Employees
      As of December 31, 2004 the Company had 29,375 employees, of which 25,823 were employed in TELKOM regions and 3,552 were employed in KSO VII. As of December 31, 2003 the Company had 30,820 employees, of which 24,206 were employed in TELKOM and 6,614 were employed in KSO regions respectively. As of December 31, 2002, the Company had 34,678 employees, of which 24,543 and 10,135 personnel were employed in TELKOM and KSO regions respectively.

      The table below sets forth a breakdown of TELKOM’s employees by position as at December 31, 2004:

	TELKOM regions	KSO region VII
	as at	as at
	December 31,	December 31,
	2004	2004

Senior management	154	—
Middle management	2,136	87
Supervisors	7,982	796
Others	15,551	2,669

Total	25,823	3,552

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
      Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.135 billion to Rp.304.42 billion. In 2004, bonuses were paid by TELKOM to all employees including TELKOM’s employees in KSO and Non-KSO divisions. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances and uniform bonuses for employees at each staff level for each Division are then determined.
      Except in connection with its initial public offering in 1995, TELKOM does not maintain an employee share scheme for any of its employees or senior management.
      TELKOM’s mandatory retirement age for all employees is 56. TELKOM sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan is for permanent employees hired prior to July 1, 2002. The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s years of service and salary level upon retirement and is transferable to dependents upon the employee’s death. The main sources of pension fund are the contributions from the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.297.4 billion, Rp.486.3 billion and Rp.840.0 billion (US$90.4 million), for the years ended December 31, 2002, 2003 and 2004, respectively. See Note 44 to the consolidated financial statements.
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
      The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp124 million and Rp399 million in 2003 and 2004, respectively.
      The Company’s employees are entitled to receive certain cash awards based on length of services and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the required number of years of service.
      TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; and (ii) for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions (including contributions paid by all KSO units) to the plan for employees hired before November 1, 1995 and who have had 20 years of service were Rp.75.4 billion, Rp.188.5 billion and Rp.724.5 billion (US$78.0 million), for the years ended December 31, 2002, 2003 and 2004, respectively.
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
E.  Commissioners’ and Directors’ Remuneration
      The Company and its subsidiaries provide honoraria and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.8.7 billion, Rp.14.0 billion and Rp.22.7 billion in 2002, 2003 and 2004 respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.
      The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp.35.1 billion, Rp.45.6 billion and Rp.50.3 billion in the year ended December 31, 2002, 2003 and 2004, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses in the year ended December 31, 2002, 2003 and 2004, respectively.
F.  Share ownership
      All the directors and commissioners individually beneficially own less than one percent of the shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to stockholders or otherwise made public.
ITEM 7.     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A.  Major stockholders
General
      At December 31, 2004, to the Company’s knowledge, apart from the Government, there were no stockholders beneficially owning more than 5% of the Company’s Common Stock.

      The following table sets forth certain information as of December 31, 2004 with respect to (1) persons known to the Company to be the owner of more than 5% of the Company’s Common Stock (whether directly or beneficially through ADSs); and (2) the total amount of any class of the Company’s Common Stock owned by the Commissioners and Directors of the Company as a group.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Series A	Government	1	100.00%
Series B	Government	10,320,470,711	51.19%
Series B	JPMCB US Resident (Norbax Inc.)	1,378,468,925	6.84%
Series B	The Bank of New York (BoNY)	1,568,517,736	7.78%
Series B	Board of Directors and Commissioners	82,728	<0.01%
      As of December 31, 2004, a total of 45,126,420 American Depositary Shares (“ADSs”) and 20,159,999,279 Series B shares (including the Series B shares represented by these ADSs) and 1 Series A share were outstanding.
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
      TELKOM’s total number of shares immediately prior to its Initial Public Offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government. On November 14, 1995, the Government sold some of its TELKOM shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. The Government also conducted a global share offering listed on the New York Stock Exchange and the London Stock Exchange for 700 million Series B shares owned by the State of the Republic of Indonesia, which were converted into 35 million ADSs. Each ADS represented 20 Series B shares at that time.
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
      On July 16, 2002, the Government sold 312 million Series B shares (3.1% of the Series B shares) through an accelerated placement of TELKOM’s shares to institutional investors in Indonesia and globally at Rp.3,635 per share.
      At TELKOM’s annual general meeting of shareholders in July 2004, the shareholders approved the split of nominal value of the Series A Dwiwarna share and Series B Shares of the Company from Rp.500 per share to Rp.250 per share. The number of authorized shares increased from 40,000,000,000 shares to 80,000,000,000 shares while the number of outstanding shares as of such date increased from 10,079,999,640 shares to 20,159,999,280 shares. As a result of the split of the nominal value, the previous one Series A Dwiwarna Share became two shares with the following criteria: (i) one Series A Dwiwarna share was preserved as a Series A Dwiwarna share owned by the Government with a nominal value of Rp.250 per share and (ii) the other share was issued as one Series B Share owned by the Government.
Relationship with the Government

Government as Shareholder
      As of December 31, 2004, the Government held approximately 51.19% of TELKOM’s Common Stock and the Series A share (the “Dwiwarna Share”), which carries special voting rights. As its largest shareholder, the Government is interested in TELKOM’s performance both in terms of the benefits it provides to the nation as well as its ability to operate on a commercial basis. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles, including actions to merge or dissolve TELKOM, increase or decrease its authorized capital, or reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share.
      It is the policy of the Company not to enter into transactions with affiliates unless the terms thereof are no less favorable to the Company than those, which could be obtained by the Company on an arm’s-length basis from an unaffiliated third party. The State Minister of State-owned Enterprise (“SMSOE”) has advised the Company that the MoF, in its capacity as controlling shareholder of the Company, will not cause the Company to enter into transactions with other entities under its control unless the terms thereof are consistent with the Company’s policy set forth in the preceding sentence. The Company anticipates that the SMSOE will adopt a similar policy.
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

Government as Regulator
      The Government regulates the telecommunications sector through the MoCI. In particular, the MoCI has authority to issue decrees implementing laws, which are typically broad in scope, thereby giving the Ministry considerable latitude in implementing and enforcing regulatory policy. Pursuant to such decrees, the MoCI defines the industry structure, determines the tariff formula, determines TELKOM’s USO obligations and otherwise controls many factors that may affect TELKOM’s competitive position, operations and financial condition. Through the DGPT, the Government regulates frequency and bandwidth allocation and TELKOM must obtain a license from the DGPT for each of its services as well as the utilization of frequency and bandwidths. The Company and other operators are also required to pay radio frequency usage fees. Telkomsel also holds several licenses issued by the MoCI (or previously issued by the MoC) for the provision of its cellular services and from the Indonesian Investment Coordinating Board relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network coverage. The Government through the MoCI, as regulator has the power to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

Government as Lender
      As of December 31, 2004, the Government had sub-loaned borrowings from foreign lenders to TELKOM as “two-step loans” amounting to Rp.6,018.7 billion (US$647.9 million), including current maturities. TELKOM is obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. At the end of December 2004, foreign currency loans represented 65% of the outstanding total of such loans. The remaining 35.0% of such outstanding loans is denominated in Rupiah. In 2004, the annual interest rates charged on loans repayable in Rupiah range from 8.3% to 13.3%, on those repayable in U.S. Dollar range from 4.0% to 8.0%, on those repayable in EURO range from 7.3% to 8.5% and on those repayable in Japanese Yen range from 3.1% to 3.2%.

Government as Customer
      The Government purchases services from the Company on a commercial basis. Government entities, in the aggregate, constitute the largest user of the Company’s services. The Company, however, deals with the various departments and agencies of the Government as separate customers and the provision of services to any single department or agency does not constitute a material part of TELKOM’s revenues. The Government and government agencies are treated for tariff purposes as “residential”, which rates are lower than the business service rates.
Other

Proportion of securities of TELKOM held in Indonesia and outside Indonesia
      As of December 31, 2004, 15,947 persons, including the Government, were registered as holders of 20,159,999,279 Series B shares of TELKOM’s Common Stock in Indonesia. There were a total of 45,126,420 ADSs held by 154 registered holders as of December 31, 2004. The ADSs are traded on the NYSE and the LSE.

Change in Control
      There are no arrangements which are known to the Company which may result in a change in control to the Company.
B.  Related party transactions
      TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 47 to the Company’s consolidated financial statements. The most significant of these transactions include:

Government of the Republic of Indonesia
      The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder. Interest expense on two-step loans amounted to Rp.969.0 billion, Rp.755.5 billion and Rp.489.2 billion (US$52.7 million) in 2002, 2003 and 2004, respectively. Interest expense on two-step loans reflected 61.2%, 54.6% and 38.5% of interest expense in 2002, 2003 and 2004, respectively.
      The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the MoC. Concession fees amounted to Rp.163.9 billion, Rp. 239.0 billion and Rp.314.7 billion (US$33.9 million) in 2002, 2003 and 2004, respectively. Concession fees accounted for 1.4%, 1.6% and 1.6% of total operating expenses in 2002, 2003 and 2004, respectively. Radio frequency usage charges amounted to Rp 292.7 billion, Rp.371.7 billion and Rp.492.6 billion (US$53.0 million) in 2002, 2003 and 2004, respectively. Radio frequency usage charges accounted for 2.5%, 2.5% and 2.5% of total operating expenses in 2002, 2003 and 2004, respectively.

Indosat
      At the time TELKOM acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by our major shareholder, the Government of Indonesia. As such, Indosat is considered as a related party.
      Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, with Indosat as the surviving entity, all the rights and obligations of Satelindo and IM3 arising from their agreements with TELKOM and Telkomsel, as the case may be, were transferred or assumed by Indosat.
      The Company has an agreement with Indosat for the provision of international telecommunication services to the public. The principal matters covered by the agreement are as follows:

•	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunication (AVD), hotline and teleconferencing. The Company receives compensation for the services, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia;

•	The Company has also entered into an interconnection agreement between the Company’s PSTN network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

•	The Company’s compensation relating to leased lines/ channel services, such as International Broadcasting System, AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Indosat also leased circuits from the Company to link Jakarta, Medan and Surabaya in 2003, but did not use this service in 2004; and

•	The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.
      The Company leased international circuits from Indosat (originally from Satelindo). Payments made in relation to the lease amounted to Rp.32.9 billion and Rp.30.2 billion in 2002 and 2003, respectively (2002 payments were made to Satelindo), which were 0.3% and 0.2% of total operating expenses for 2002 and 2003, respectively.
      In 1994, the Company transferred to Satelindo (now Indosat) the right to use a parcel of Company-owned land located in Jakarta that had been previously leased to PT Telekomindo Primabhakti. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43.0 billion to the Company for the thirty-year right. Satelindo paid Rp.17.2 billion in 1994 and the remaining Rp.25.8 billion was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59.9 billion as lease expense up to 2024.

      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

•	Telkomsel’s GSM mobile cellular telecommunication network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges;

•	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges;

•	Billings for international calls made by Telkomsel’s customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected; and

•	The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expired on February 29, 2004. Pending negotiations on a new agreement, Telkomsel and Indosat have entered into an interim agreement with terms similar to those set forth above. Under the terms of the interim agreement, Telkomsel will receive 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement will be effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.
      Telkomsel also has an agreement for the usage of Indosat’s telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp.12.7 billion, Rp. 17.9 billion and Rp.19.1 billion (US$2.1 million) in 2002, 2003 and 2004, respectively, or 0.1%, 0.1% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.
      Other agreements between Telkomsel and Indosat are as follows:

Agreement on Construction and Maintenance for the Jakarta-Surabaya Cable System (“J-S Cable System”)
      Telkomsel, Lintasarta, Satelindo and Indosat entered into the Construction and Maintenance for J-S Cable System Agreement. The parties formed a management committee consisting of a chairman and a representative of the respective parties, to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. Based on the agreement, Telkomsel share of the total construction cost was 19.325%. Telkomsel shares the total cost of operation and maintenance based on an agreed formula.
      Telkomsel’s share of the cost of operation and maintenance amounted to Rp.0.9 billion, Rp.1.4 billion and Rp.2.1 billion (US$0.2 million) in 2002, 2003 and 2004, respectively.

Indefeasible Right of Use Agreement
      On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an indefeasible right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2,727,273. In addition to the prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$136,364.

Interconnection Revenues
      The Company and its subsidiaries earned net interconnection revenues from Indosat (including Satelindo and IM3 before their merger with Indosat) of Rp.950.7 billion, Rp.235.7 billion in 2002 and 2003, respectively, or 4.6% and 0.9% of total operating revenues in 2002 and 2003, respectively. The

Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.158.3 billion (US$17.0 million) in 2004, or 0.5% of total operating revenues in 2004.

Leased Lines
      The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.43.6 billion and Rp109.8 billion (US$11.8 million) in 2003 and 2004, respectively, or 0.2% and 0.3% of total operating revenues in 2003 and 2004, respectively.

Satellite Transponder Lease
      Lintasarta utilizes the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.15.8 billion, Rp.23.7 billion and Rp.14.5 billion (US$1.6 million) in 2002, 2003 and 2004, respectively, or 0.1%, 0.1% and less than 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

Data communication network
      Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.11.0 billion and Rp.21.4 billion (US$2.3 million) in 2003 and 2004, respectively, or 0.1% and 0.1% of total operating expenses in 2003 and 2004, respectively.

Agreement with Government agencies and associated companies
      The Company provides telecommunication services to Government agencies.
      The Company has entered into agreements with Government agencies and associated companies, namely, CSM and Patrakom, for utilization of the Company’s Palapa B-4 and TELKOM-1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.28.3 billion, Rp.73.2 billion and Rp.51.0 billion (US$5.5 million) in 2002, 2003 and 2004, respectively, or 0.1%, 0.3% and 0.2% of total operating revenues in 2002, 2003 and 2004, respectively.
      The Company provides leased lines to CSM and PSN (including to Komselindo, Mobisel and Metrosel in 2002). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.75.7 billion, Rp.44.7 billion and Rp.25.7 billion (US$2.8 million) in 2002, 2003 and 2004, respectively, which was 0.4%, 0.2% and 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.
      The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika, an associated company and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp.154.8 billion, Rp.127.0 billion and Rp.268.9 billion (US$28.9 million) in 2002, 2003 and 2004, respectively, or 2.1%, 1.1% and 2.4% of total fixed assets purchases in 2002, 2003 and 2004 respectively.
      PT INTI is also a major contractor and supplier providing equipment, including construction and installation services, for Telkomsel. Total purchases from PT INTI in 2002, 2003 and 2004 amounted to Rp.34.7 billion, Rp.52.3 billion and Rp.217.7 billion (US$23.4 million), respectively, or 0.5%, 0.5% and 1.9% of total fixed assets purchases in 2002, 2003 and 2004, respectively.

      Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp.40.5 billion and Rp.49.7 billion (US$5.4 million) in 2003 and 2004, respectively, or 0.3% and 0.2% of TELKOM’s total operating expenses in 2003 and 2004, respectively.
      The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp.131.4 billion, Rp.159.5 billion and Rp.148.3 billion (US$16.0 million) in 2002, 2003 and 2004, respectively, or 1.1%, 1.1% and 0.7% of total operating expenses in 2002, 2003 and 2004, respectively.
      The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp.6,161.2 billion, Rp.3,130.4 billion and Rp.2,116.0 billion (US$227.8 million) as of December 31, 2002, 2003 and 2004, respectively, or 13.9%, 6.2% and 3.8% of total assets as of December 31, 2002, 2003 and 2004, respectively. Interest income recognized during 2003 and 2004 was Rp. 274.0 billion and Rp.150.4 billion (US$16.2 million), or 74.9% and 47.3% of total interest income, respectively.
      The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2004 amounted to Rp.9.1 billion (US$1.0 million), or 0.7% of total interest expense in 2004.
      The Company (a) leases buildings, (b) purchases materials and construction services and (c) utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom (a foundation managed by Dharma Wanita Telkom). Total charges from these transactions amounted to Rp14.6 billion, Rp.32.8 billion and Rp.24.9 billion (US$2.7 million) in 2002, 2003 and 2004, respectively, or 0.1%, 0.2% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.
      The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. The cost of the phone cards amounted to Rp.1.4 billion, Rp.7.7 billion and nil in 2002, 2003 and 2004, respectively, or 0.01%, 0.05% and 0% of total operating expenses for 2002, 2003 and 2004, respectively.
      The Company and its subsidiaries earned interconnection revenues from Komselindo, Metrosel, Mobisel, Babintel and PSN in 2002 of Rp.78.0 billion, and from PSN in 2003 of Rp.19.0 billion, which was 0.4% and 0.1%, respectively, of total operating revenues in 2002 and 2003. The Company and its subsidiaries were charged interconnection charges by PSN in 2004 in the amount of Rp.5.5 billion (US$0.6 million), which was less than 0.1% of total operating revenues in 2004.
      In addition to revenues earned under the KSO Agreement, the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.73.7 billion, Rp.23.1 billion and Rp.18.4 billion (US$2.0 million) in 2002, 2003 and 2004, respectively, or 0.4%, 0.1% and 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.
      The Company has a revenue-sharing arrangement with Koperasi Pegawai Telkom (“Kopegtel”). Kopegtel’s share of revenues from this arrangement amounted to Rp.20.6 billion (US$2.2 million) in 2004, or 0.1% of total operating revenues.
      Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004 amounted to Rp.5.5 billion (US$0.6 million), or less than 0.1% of total operating revenues.

      The Company provides a defined benefit pension plan and a post-retirement health care plan for its pensioners through Dana Pensiun Telkom and Yayasan Kesehatan Pegawai Telkom. See Notes 44 and 46 to the consolidated financial statements in Item 18.
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

KAP Eddy Pianto
      On February 19, 2004, KAP Eddy Pianto, the auditor initially appointed by TELKOM to audit TELKOM’s 2002 financial statements, commenced a legal suit in the South Jakarta District Court against PwC (TELKOM’s auditor for the reaudit of TELKOM’s 2002 financial statements), TELKOM, Deloitte (TELKOM’s 2001 auditor) and BAPEPAM (collectively, the “Defendants”), alleging that the Defendants, through the reaudit of TELKOM’s 2002 financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto sought to recover approximately Rp.7,840.0 billion in damages from the Defendants. The court decided in the Defendants’ favor and KAP Eddy Pianto appealed. On March 9, 2005, KAP Eddy Pianto withdrew its appeal and on March 14, 2005, the District Court granted its request to withdraw its appeal.

     Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha) (“KPPU”)
      On August 13, 2004, the KPPU issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. Subsequently, KPPU has filed an appeal to the Indonesian Supreme Court.
     Recent Press Reports
      There have recently been reports in the Indonesian media that a special government agency may be investigating possible financial wrongdoing, including graft, at TELKOM. Such reports have not indicated the persons that may be the subject of investigation or the nature of the wrongdoing. As of the date of this Annual Report, TELKOM has not received any formal notice of any investigation but, if notified, intends to fully cooperate with any investigation.

B.	Significant changes
      See the important disclosures made in Item 3. “Key Information — D. Risk Factors — TELKOM did not file a fully compliant 2002 Annual Report on Form 20-F until February 9, 2004 and may face an SEC enforcement action, or other legal liability or adverse consequences.”
      On May 13, 2004, TELKOM received its commercial license to provide IDD fixed line services. On June 7, 2004, TELKOM began offering IDD fixed line services to customers under the brand name “TIC 007.”
      See the important disclosures regarding changes in the regulations governing the Indonesian telecommunications industry in Item 4. “Information on the Company — B. Business Overview — Regulations.”
      See Note 55 to the Company’s consolidated financial statements in Item 18 for information relating to material subsequent events occurring after December 31, 2004.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details
      The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.
SHARE PRICE INFORMATION

	Price per
	Share*

Calendar Year	High	Low

	(in Rupiah)
2000	4,350	2,025
First Quarter	4,350	3,325
Second Quarter	3,775	2,675
Third Quarter	3,325	2,600
Fourth Quarter	2,890	2,025
2001	3,400	1,825
First Quarter	3,150	1,775
Second Quarter	3,200	2,175
Third Quarter	3,525	2,650
Fourth Quarter	3,250	2,425
2002
First Quarter	4,300	2,825
Second Quarter	4,725	3,700
Third Quarter	3,900	3,125
Fourth Quarter	4,000	2,350
2003
First Quarter	3,725	3,225
Second Quarter	4,950	3,650
Third Quarter	6,000	4,125
Fourth Quarter	6,750	5,650
2004
First Quarter	4,025	3,300
Second Quarter	4,350	3,300
Third Quarter	4,225	3,650
Fourth Quarter	5,200	4,175
October	4,400	4,175
November	5,100	4,350
December	5,200	4,600
2005
January	5,125	4,800
February	4,825	4,425
March	4,625	4,300
April	4,725	4,275
May	4,600	4,175
June	5,350	4,700
July (through July 13, 2005)	5,250	4,950
      * On October 1, 2004, TELKOM effected a two-for-one split of its Common Stock from Rp.500 par value per share to Rp.250 par value per share as resolved in the AGMS on July 30, 2004. The price per share reflects this split for all periods shown.
      On December 30, 2004, (the last trading day in 2004 on the JSX), the closing price for a share of Common Stock was Rp.4,825.

      The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.
ADS PRICE INFORMATION

	Price per ADS		Price per ADS
	(NYSE)		(LSE)

Calendar Year	High	Low	High	Low

	(in US Dollars)		(in US Dollars)
2000	12.00	4.13	12.15	4.27
First Quarter	12.00	9.1	12.1	9.2
Second Quarter	9.7	6.4	9.6	6.4
Third Quarter	8.0	5.9	7.9	6.1
Fourth Quarter	6.3	4.1	6.4	4.3
2001	7.06	3.65	7.05	3.80
First Quarter	6.7	4.0	6.5	3.9
Second Quarter	5.6	3.7	5.6	3.8
Third Quarter	7.1	5.5	7.1	5.5
Fourth Quarter	5.8	4.7	6.1	4.8
2002	9.77	5.56	9.82	5.27
First Quarter	8.6	5.5	8.6	5.5
Second Quarter	9.8	8.4	9.8	8.4
Third Quarter	8.7	7.0	8.7	7.1
Fourth Quarter	8.9	5.6	8.9	5.3
2003	8.44	7.30	8.53	7.27
First Quarter	8.44	7.30	8.53	7.27
Second Quarter	12.09	8.19	11.78	8.33
Third Quarter	13.73	9.85	13.90	9.60
Fourth Quarter	16.42	13.13	16.05	13.40
2004
First Quarter	19.45	15.13	18.97	15.29
Second Quarter	19.91	14.13	20.27	14.08
Third Quarter	18.55	15.81	19.00	15.73
Fourth Quarter	23.33	18.30	23.21	19.37
October	19.66	18.30	19.70	18.38
November	22.45	19.30	23.21	19.37
December	23.33	19.35	22.96	19.64
2005
January	21.96	20.60	21.95	20.47
February	20.95	19.21	20.88	19.05
March	19.40	18.11	20.05	18.66
April	19.82	17.75	20.24	18.02
May	19.75	16.85	20.18	18.01
June 30, 2005	21.96	19.46	22.36	19.86
July (through July 13, 2005)	21.30	20.29	21.42	20.55
      On December 30, 2004, the closing price for an ADS was US$21.02 on the NYSE and US$20.73 on the LSE.

B.	Plan of distribution
      Not applicable.

C.	Markets
      TELKOM’s Common Stock is listed on the Jakarta Stock Exchange (“JSX”) and the Surabaya Stock Exchange (“SSX”). The JSX is the principal non-U.S. trading market for the Company’s Common Stock. In addition, American Depositary Shares (“ADSs”), each representing 40 shares of Common Stock, are listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”). TELKOM’s Common Stock has also been publicly offered without listing in Japan.
The Indonesian Securities Market
      As of the date of this Annual Report, there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.679.95 trillion at year end 2004 as compared to Rp. 605.39 trillion for the SSX. Total trading value on the JSX during 2004 was Rp.247.01 trillion, compared with Rp.8.12 trillion on the SSX.

Overview of the JSX
      As of December 31, 2004, the JSX comprised of 125 members. Trading rules on the JSX are, at present, generated in the form of decisions by the JSX. There are currently two daily trading sessions for regular market and negotiated market from Monday to Thursday, a morning session from 9.30 a.m. to 12.00 noon, followed by an afternoon session from 1.30 p.m. to 4.00 p.m. There are two trading sessions on Friday, from 9.30 a.m. to 11.30 a.m. and from 2.00 p.m. to 4.00 p.m. There is only one cash market trading session from Monday to Thursday, 9.30 a.m. to 12.00 noon, and on Friday, 9.30 a.m. to 11.30 a.m.
      Trading of securities is divided into three market segments: regular market, negotiated market and cash market (except for right issues which may only be traded in the cash and negotiated markets). The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. Regular market and cash market trading is generally carried out in unit lots of 500 shares. The price movements:

•	for shares with previous price under Rp.500, in multiples of Rp.5 and each price movement should be no more than Rp.50;

•	for shares with previous price between the range of Rp.500 up to Rp.5,000, in multiples of Rp.25 and each price movement should be no more than Rp.250; and

•	for shares with previous price of Rp.5,000 or more, in multiples of Rp.50 and each price movement should be no more than Rp.500.
      Auctioning takes place according to price priority and time priority. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (i.e. time priority).
      The negotiated market trading is carried out by (i) direct negotiation between members of JSX or (ii) between clients through one member of JSX or (iii) between client and member of JSX or (iv) between member of JSX with Kustodi Penjaminan Efek Indonesia (Indonesian Clearing Guarantee Corporation) (“KPEI”). The negotiated market trading does not use round lots.
      Transactions on the JSX regular market are required to be settled no later than the third trading day after the transactions except for cross trading. Transactions on the negotiated market are settled based on agreement between the selling exchange member and the buying exchange member, and are settled per transaction. Transactions on the JSX cash market are required to be settled on the trading day of the transactions. In case of a default by an exchange member on settlement, cash market trading takes place, pursuant to which trading of securities by means of direct negotiation on cash and carry terms will be conducted. All cash market transactions must be reported to the JSX. An exchange member is obliged to pay a transaction cost as regulated by the JSX, delay in payment of the transaction cost will be subject to a fine of 1.0% of the outstanding amount for each day of delay. For any violation on JSX rules, JSX may impose to exchange member, sanctions: (i) fine up to Rp.500 million; (ii) a written warning; (iii) suspension; or (iv) revocation of license as an exchange member.
      All transactions involving shares listed only on the JSX which use the services of brokers must be conducted through the JSX. In order for a trade (except a block trade) to be made on the JSX, both the cash and securities settlement must be conducted through the facilities of the JSX. Engaging in short selling is prohibited under the applicable regulations. Furthermore, the JSX may cancel a transaction if proof exists of fraud, market manipulation or the use of insider information. The JSX may also suspend trading if there are indications of fraudulent transactions or artificial inflation of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, or any other material event. The JSX may suspend trading of certain securities or suspend certain members of the stock exchange. For transactions involving shares listed on both the JSX and the SSX, either exchange may be used to effect the trade.
      Members of the JSX charge a brokerage fee for their services, based on agreement with their client, up to a maximum of 1.0% of the transaction value. When conducting share transactions on the JSX, exchange members are required to pay a transaction cost in the amount of 0.03% of the transaction value (for transactions in the regular and cash markets) and a transaction cost in the amount of 0.03% of the transaction value or based on the exchange policy (for transactions in the negotiated markets). The transaction cost is minimum Rp.2 million per month as contribution for the provision of stock exchange’s facilities (which continues to apply for stock exchange members in suspension). The clients are also responsible for paying a 10.0% value added tax on the amount of brokerage fee and transaction cost. Also, Indonesian sellers are required to pay a withholding tax of 0.1% (0.6% for founder shares) of the total transaction value. Additionally, stamp duty of Rp.3,000 is payable on any transaction with a value between Rp.250,000 and Rp.1,000,000 and stamp duty of Rp.6,000 is payable on every transaction with a value of more than Rp.1,000,000.
      Shareholders or their appointees may request at any time during working hours, the issuer or a securities administration bureau appointed by the issuer of such shares to register their shares in the issuer’s registry of shareholders. Reporting of share ownership to BAPEPAM is mandatory for shareholders whose ownership has reached 5.0% or more of issued and fully paid up capital, upon meeting such share ownership level or upon changes of such ownership.

Trading on the NYSE and LSE
      The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents 40 shares of Common Stock. As of December 31, 2004, 45,126,420 ADSs were outstanding in the United States and there were 154 registered holders of ADSs.
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
      General meetings of stockholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least 2 newspapers having general circulation within Indonesia, one of which must be in Indonesian and the other in English. The notice period for convening annual general meetings and extraordinary general meetings is 21 days (not including the date the meeting was called and the date of the meeting) and 14 days (not including the date the meeting was called and the date of the meeting) respectively. The quorum for the general meeting is stockholders representing more than 50% of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which meeting does not require the issue of a notice. At the second meeting, the quorum for the meeting is stockholders representing one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, the quorum for which shall be determined by the Head of the District Court that has a judicial jurisdiction over TELKOM. Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles.
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
      TELKOM has an audit committee composed of seven members: two independent commissioners, four members who are not affiliated with TELKOM and a non-independent commissioner with no right to vote as he is affiliated with the Government. The NYSE listing standards and the charter of TELKOM’s audit committee share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, TELKOM’s audit committee does not have direct responsibility for the appointment, compensation and retention of TELKOM’s external auditor. TELKOM’s audit committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.
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
C.  Material contracts
Acquisition of AriaWest
      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest, for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (on behalf of AriaWest) and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders, which was fully prepaid in December 2004. TELKOM and AriaWest also entered into a settlement agreement pursuant to which TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million.
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

Interconnection Agreement with Indosat
      On September 3, 2002, TELKOM signed an Interconnection Agreement with Indosat. This agreement provides for the interconnection of TELKOM’s fixed line network with the local fixed line network to be established by Indosat. The Interconnection Agreement only regulates local fixed wireline in Jakarta and Surabaya area.
Contract with Orbital Sciences Corporation
      On October 24, 2002, TELKOM signed a contract with Orbital Sciences Corporation, a U.S. company which develops and manufactures affordable space systems for commercial, civil government and military customers, to develop the TELKOM-2 satellite, a geosynchronous communication satellite based on Orbital’s STAR-2 platform. Pursuant to an amendment to this agreement dated December 15, 2003, the total fixed cost payable by TELKOM was increased from US$73 million to US$73.1 million, which is expected to be fully paid by TELKOM by July 2005. TELKOM expects to replace its existing Palapa B-4 satellite with the TELKOM-2 satellite around September 2005. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders with transponder specifications similar to those of the TELKOM-1 satellite. The TELKOM-2 satellite has been designed for 15 years of in-orbit life. TELKOM expects that the satellite will support its national as well as regional communications network for voice, video and data communications. The satellite is planned to be launched into geo-synchronous orbit 22,300 miles above the earth and to operate in geostationary orbit position located at 118 degrees east longitude.
Contract with Arianespace
      On November 8, 2002, TELKOM signed a US$62.9 million fixed price contract with Arianespace S.A. for the launch of the TELKOM-2 satellite using an Ariane-5 launch vehicle with double launch. Payment was made in 4 installments between January 2004 until September 2004. On October 15, 2004, the parties amended the contract to allow TELKOM to exercise a reflight option, which allows TELKOM a reflight in the event of a launch failure or a certain amount of compensation in the event of a partial launch failure.
Master of Procurement Partnership Agreement (MPPA) with Consortium led by Samsung
      On December 23, 2002, TELKOM signed a Master of Procurement Partnership Agreement (“MPPA”) with a consortium led by Samsung Corporation. PT Samsung Telecommunication Indonesia became a member of the consortium pursuant to an amendment dated December 31, 2002 to this MPAA. The MPPA provides planning, manufacturing, delivery and construction of 1.6 million lines based on CDMA fixed wireless technology, as well as a service level agreement. Under the MPPA, work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). The MPPA between TELKOM and Samsung consists of construction of 1,656,300 network switching subsystem (NSS) lines for nationwide and 802,000 base station subsystem (BSS) lines for Regional Division III, IV, V, VI and VII for US$116 per base station subsystem line and US$34 per network switching subsystem line. This project has been financed in part by The Export-Import Bank of Korea pursuant to a Loan Agreement dated August 27, 2003, for approximately US$124 million. This loan is repayable in ten semi-annual installments.
Master of Procurement Partnership Agreement (MPPA) with Ericsson CDMA Consortium
      TELKOM and the Ericsson CDMA Consortium have entered into a Master of Procurement Partnership Agreement (“MPPA”) on December 23, 2002 for the construction of 631,800 base station subsystem lines for US$116 per line. Under the MPPA, the work related to network deployment should be carried out and completed within 42 months (six months after the end of fiscal year 2005).

Master of Procurement Partnership Agreement (MPPA) with PT INTI
      TELKOM and PT INTI signed a Master of Procurement Partnership Agreement on August 26, 2003, whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with TELKOM’s existing network and all ancillary services relating thereto in West Java and Banten. The Agreement provides for the construction of 222,300 base station subsystem lines. Under the terms of this Agreement, PT INTI must deliver the CDMA 2000 1x system within thirty-four months of August 26, 2003, and will be paid a total of US$32.3 million and Rp.105.9 billion. PT INTI will service and maintain the CDMA 2000 1x system pursuant to a service level agreement dated the same date in return for an annual consideration of US$2.3 million. As of December 31, 2004, the Company has paid and/or accrued a total of US$30.6 million plus Rp.103.5 billion.
Partnership Agreement with Siemens Consortium
      TELKOM entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003, for the development, procurement and construction of a backbone transmission network in Kalimantan and Sulawesi, a related network management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT LEN Industri and Corning Cable System Gmbh & Co. K.G. The consideration payable by TELKOM for the fiber optic networks was US$3.8 million plus Rp.74.0 billion (for the network located within Kalimantan) and US$3.8 million plus Rp.70.7 billion (for the network located within Sulawesi). On March 31, 2004, the parties amended the contract with respect to the work schedule and location, and agreed to an increased Rupiah portion of the consideration from Rp.144.7 billion to Rp.157.7 billion.
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
      MPPA between TELKOM and Motorola consists of 225,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$43.2 million and Rp.167.1 billion. The agreed unit price does not include service level agreement, training for technical staff and documentation. The NSS system will use nationwide Samsung’s NSS as contracted on December 23, 2002. The period of the agreement is 42 months until approximately mid-2006.
Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI
      On November 12, 2003, TELKOM entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, TELKOM is obligated to pay PT INTI a total consideration of US$6.6 million and Rp.111.7 billion.

Agreement for the Procurement of Softswitch System Class 4 with a consortium led by Santera-Olex
      On December 18, 2003, TELKOM entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, TELKOM will pay US$4.0 million and Rp.2.5 billion. On March 4, 2004, the parties amended the agreement with respect to the scope of work and work schedule, and agreed to reduce the Rupiah portion of the consideration to Rp.2.2 billion.
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
Partnership Agreement for the Construction and Provision of High Performance Backbone in Sumatera
      On November 30, 2001, TELKOM signed a partnership agreement with a consortium consisting of PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone network in Sumatera. The agreement became effective as of June 10, 2002. The scope of work includes the provision of an optical fiber cable, together with transmission equipment and network management systems. TELKOM is obligated to pay US$49.2 million and Rp.174.4 billion (together with value-added tax thereon) as consideration. On June 12, 2003, the parties agreed to amend this agreement to reflect additional work being carried out by the consortium in consideration for an additional US$2.8 million and Rp.1.7 billion payable by TELKOM to the consortium. The amount due under the agreement was fully paid in April 2004. In June 2005, the parties agreed to amend this agreement further for some additional minor works.
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

Agreement for Dumai-Melaka Cable System
      On May 14, 2004, TELKOM entered into a Cooperation Agreement with Telekom Malaysia Berhad (“Telekom Malaysia”) pursuant to which TELKOM and Telekom Malaysia formed a consortium for the deployment and maintenance of the Dumai-Melaka Cable System. On the same date, the consortium entered into a Supply Contract with NEC Corporation for the deployment of the 150 km optical submarine cable between Indonesia and Malaysia, which was scheduled to be completed by the end of 2004 and was completed in January 2005. TELKOM and Telekom Malaysia were to contribute equally to a payment to NEC Corporation of US$8.7 million.
Acquisition of Dayamitra
      On May 17, 2001, TELKOM acquired 90.32% of the issued and fully paid shares of Dayamitra, the KSO VI Investor, for US$134.2 million (including consultant’s fee of US$3.3 million) and also purchased a call option and granted a put option with respect to the remaining 9.68% partner shares of Dayamitra for the amount of US$6.3 million which was fully paid in 2003. An initial payment of US$18.3 million was paid on the closing date of the transaction on May 17, 2001, US$8.9 million was paid on August 10, 2001 as an adjustment to the purchase price based on Dayamitra’s adjusted working capital and the balance of US$103.6 million was to be paid through an escrow account in eight quarterly installments of US$12.9 million each beginning on August 17, 2001 and TELKOM paid the last quarterly installment on May 17, 2003. On December 14, 2004, TELKOM exercised its call option to purchase, and acquired, the remaining 9.68% of the shares of Dayamitra, for an aggregate consideration of approximately US$22.1 million which represents the present value of the option strike price of US$16.2 million plus the option purchase price of US$6.3 million and payment for Dayamita’s adjusted working capital of US$1.0 million. TELKOM is required to pay the option strike price less funds available in the escrow account on November 30, 2004 in 16 equal installments, the last of which is required to be made on March 26, 2006.
PT Mitra Global Telekomunikasi Indonesia
      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO agreement, the rights to operate fixed-line telecommunication services in KSO IV region are transferred to TELKOM and KSO IV is operated under the management, supervision, control and responsibility of TELKOM. In addition, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV. MGTI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to MGTI and operating expenses. If the KSO IV unit is unable to or does not for any reason pay MGTI the fixed monthly payments due to it, TELKOM is obligated to make up any deficiency. At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to TELKOM at no cost. As a result of the amended and restated KSO agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division IV for a purchase price of US$390.7 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination.
Indemnity given to KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa)
      TELKOM has entered into three indemnity agreements with Deloitte. Under the first agreement, dated February 9, 2004, TELKOM agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceedings brought against Deloitte on the basis of the inclusion of the audited 2000 and 2001 financial statements in Amendment No. 2 to 2002 Annual Report on Form 20-F/A that was filed on February 9, 2004, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.
      Under the second agreement, dated June 29, 2004, TELKOM has agreed to indemnify Deloitte against reasonable legal costs incurred in successfully defending any legal proceedings brought against Deloitte on the basis of the inclusion of the audited 2001 financial statements in its 2003 Annual Report on Form 20-F, provided however that the indemnity will be void and inoperative if a court, after adjudication, determines that Deloitte is liable for professional malpractice. If this situation were to arise, Deloitte has agreed to immediately reimburse TELKOM for all amounts paid by TELKOM under this indemnity.
      Under the third agreement, dated April 25, 2005, TELKOM provided a similar indemnity to the second agreement, but with respect to inclusion of the audited 2001 financial statements in its Amendment No. 1 to 2002 Annual Report on Form 20-F/A.
Short-Term Loan Agreement with ABN AMRO Bank N.V. Jakarta
      On January 28, 2004, TELKOM signed a short-term loan agreement with ABN-AMRO Bank N.V. Jakarta (“ABN AMRO”) in the amount of approximately US$130 million. The loan proceeds were thereafter placed in escrow and subsequently released to TELKOM on March 15, 2004 when TELKOM exercised its option to purchase the remaining outstanding promissory notes TELKOM issued to Pramindo’s shareholders as payment for their shares in Pramindo. Principal and interest on the ABN AMRO loan were repaid in 10 monthly payments starting March 31, 2004, through December 31, 2004, with interest payable at one month LIBOR plus 2.75%. As of December 31, 2004, the loan was fully repaid.
Medium-Term Notes Issuance Agreement
      On December 15, 2004, TELKOM issued unsecured Medium-Term Notes (“MTN”) in the principal amount of Rp.1.125 trillion in four series, pursuant to a Medium-Term Notes Issuance Agreement dated December 13, 2004. Series A is in the principal amount of Rp.290 billion, matures on June 15, 2005 and bears interest at the rate of 7.7% per annum, Series B is in the principal amount of Rp.225 billion, matures on December 15, 2005 and bears interest at the rate of 7.95% per annum, Series C is in the principal amount of Rp.145 billion, matures on June 15, 2006 and bears interest at the rate of 8.2% per annum, and Series D is in the principal amount of Rp.465 billion, matures on June 15, 2007 and bears interest at the rate of 9.4% per annum. Interest on the outstanding MTN is payable on June 15, 2005, December 15, 2005, June 15, 2006, December 15, 2006 and June 15, 2007. The MTN were offered at their principal amounts.
      Under the term and conditions of the MTN, TELKOM cannot, without prior approval of holders of a majority of the outstanding principal amount of the MTN, take certain actions, including (i) to encumber, pledge or charge any part of its assets, with certain exceptions; (ii) provide, or to cause its subsidiaries to provide, any corporate guarantee to any third party, except corporate guarantees relating to the obligations of its subsidiaries, or the purpose of tendering or acquiring assets through export credit etc; (iii) to merge or consolidate with other companies which results in a material adverse effect to the operations and financial condition of TELKOM; and (iv) to dispose of assets which is in aggregate more than 5% of TELKOM’s net fixed assets.
      Telkom is required at the end of each calendar quarter during the life of the MTN to maintain certain financial ratios, namely: (i) debt service coverage ratio of not less than 1.5 to 1; (ii) debt to equity ratio of not more than 2 to 1; and (iii) debt to EBITDA ratio of not more than 3 to 1. Telkom is in compliance with these ratios.
      See Exhibit 4.45 for an English summary of the terms and conditions of the MTN.

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
      During the past 25 years, the value of the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the U.S. Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the U.S. Dollar; and in September 1986, when the rate fell from Rp.1,134 to Rp.1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward in value against the U.S. Dollar by about 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2004, the average rate of Rupiah to the U.S. Dollar was Rp.8,935, with the highest and lowest rates being Rp.9,430 and Rp.8,323 respectively.
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

Dividends
      Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the stockholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to the Company (with a copy to the Indonesian Office of Tax Services where the Company is registered) a Certificate of Tax Residence issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

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

Taxation of Distributions
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of a distribution with respect to ADSs or shares of Common Stock (other than certain pro rata distributions of ADSs or shares of Common Stock or rights to subscribe for ADSs or shares of Common Stock), without reduction for Indonesian taxes withheld, will be treated as a dividend subject to tax as ordinary income on the date of receipt by the Depositary or the holder of such ADSs or shares of Common Stock, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided certain requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a PFIC) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the income tax treaty between Indonesia and the United States as in effect as of the date of this Annual Report meets the requirements described in clause (i) above and the Company believes that it would be eligible for the benefits of such treaty. In addition, because the ADSs are listed on the New York Stock Exchange, an established securities market in the United States, they would under Treasury Department guidelines be considered to be readily tradeable on that exchange. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce such holder’s tax basis in such ADSs or shares of Common Stock. To the extent that the remaining portion of the distribution is in excess of such basis, that amount will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction otherwise allowed under Section 243 of the Code for distributions to domestic corporations in respect of distributions on ADSs or shares of Common Stock.
      If a distribution is paid with respect to ADSs or shares of Common Stock in Rupiah, the amount of the distribution will generally equal the U.S. Dollar value of the Rupiah distribution, including the amount of any Indonesian tax withheld, calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the Depositary or the holder of such shares of Common Stock, respectively, regardless of whether the payment is in fact converted into U.S. Dollars on that date. Any subsequent gain or loss in respect of such Rupiah arising from exchange rate fluctuations will be ordinary income or loss. This exchange gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. If the Depositary converts the Rupiah to U.S. Dollars on the date it receives such Rupiah, U.S. Holders will not recognize any such gain or loss.
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

Taxation of Capital Gains
      Subject to the PFIC rules discussed below, the sale or other disposition of ADSs or shares of Common Stock by a U.S. Holder will generally result in the recognition of U.S. source gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the holder’s adjusted basis in such ADSs or shares of Common Stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. As of the date of this Annual Report, long-term capital gain of a non-corporate holder is subject to a maximum tax rate of 15% in respect of property with a holding period of more than one year. The deductibility of a capital loss is subject to limitations.

Passive Foreign Investment Company Status
      Adverse United States federal income tax rules apply to holders of equity interests in a corporation classified as a PFIC under the Code. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year consists of passive income (generally, interest, dividends, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50% or more of the average value of its assets determined quarterly for the taxable year consists of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income.
      Based on the Company’s existing and anticipated future operations, the Company believes that it is not a PFIC. If the Company is not operated in the manner anticipated as of the date of this Annual Report, however, the Company may be considered a PFIC for the current or for a subsequent year depending upon the composition of the Company’s income or assets.
      If the Company is or becomes a PFIC, any gain upon sale or other disposition or certain distributions realized by a U.S. Holder with respect to its ADSs or shares of Common Stock would be allocated ratably over the entire period during which the U.S. Holder held such ADSs or shares of Common Stock and would be subject to the highest ordinary income tax rate for each taxable year (other than the amounts allocable to the current year of the U.S. Holder) in which the items were treated as having been earned, regardless of the rate otherwise applicable to the U.S. Holder. Such U.S. Holder would also be liable for an additional tax equal to an interest charge on the tax liability attributable to income that is treated as allocated to prior years as if such liability had actually been due in each such prior year.
      If the Company is classified as a PFIC, a U.S. Holder would not be eligible for a reduced tax rate on dividends paid on, and on gain realized with respect to dispositions of, ADSs or shares of Common Stock. See “Taxation of Distributions” above.
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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
A.  Disclosure About Market Risk
General
      The Company is exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of its long-term investments. The Company does not generally hedge its long-term foreign currency liabilities as it believes that the expenses associated with fully hedging such liabilities are not justified. Instead the Company hedged its obligations for the current year. As of December 31, 2004, foreign currency time deposits provided approximately 46% coverage against foreign currency denominated current liabilities. The Company’s exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets, rates for which are reset periodically. The Company’s exposure to such market risks fluctuated significantly during 2002, 2003 and 2004 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. The Company is not able to predict whether such conditions will continue during the remainder of 2005 or thereafter.

Interest Rate Risk
      The Company’s exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program which have been used to finance the Company’s capital expenditures which bears interest at rates for the Rupiah portion based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% or based on floating interest rate offered by the lenders plus 5.25% and for the non-Rupiah portion based on floating interest rate offered by the lenders plus 0.5%. See Note 22 to the Company’s consolidated financial statements. To the extent interest rates in Indonesia fluctuate significantly, the Company’s interest obligations under its long-term debt could increase.
      The table below provides information about the Company’s material financial instruments, some of which are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in Rupiah, U.S. Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered in effect as of December 31, 2004 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2004 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average 3-month deposit rate offered by the lenders; (iii) variable interest rates on U.S. Dollar deposits are based on interest rates offered by the various lending institutions to the Republic of Indonesia as of December 31, 2004; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2004. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the

Company’s consolidated financial statements and accordingly amounts shown in the table may vary from amounts shown in the Company’s consolidated financial statements.

	Outstanding Balance as at
	December 31, 2004
				Expected Maturity Date
	Foreign	Rp.
	Currency	Equivalent	Rate	2005	2006	2007	2008	2009	2010-2024	Fair Value

										(Rp. in
		(Rp. in								million)
	(in millions)	million)	(%)	(Rp. in million)
ASSETS
Fixed Rate
Cash and Cash equivalents
Time deposit
Rupiah
Principal	—	2,564,200		2,564,200	—	—	—	—	—	2,564,200
Interest			6.5
U.S. Dollar
Principal	66.79	620,452		620,452	—	—	—	—	—	620,452
Interest			1.9
Euro
Principal	85.49	1,081,568		1,081,568	—	—	—	—	—	1,081,568
Interest			1.9
Temporary Investments
Time deposits
Rupiah
Principal	—	5,065		5,065	—	—	—	—	—	5,065
Interest			6.4
Available-for-Sale Securities Rupiah	—	14,884		14,884	—	—	—	—	—	14,884
LIABILITIES
Short Term Bank Loan
Variable Rate
U.S. Dollar
Principal	118.46	1,101,633		1,101,633	—	—	—	—	—	1,101,633
Interest			5.0	24,161	—	—	—	—	—
Long-term debt(1)
Variable Rate
Rupiah
Principal	—	2,319,218		364,086	301,631	249,265	189,326	190,831	1,024,079	2,482,933
Interest			8.5	185,951	155,459	129,941	112,662	96,827	427,816
U.S. Dollar
Principal	232.83	2,164,717		321,752	317,660	290,713	290,713	134,840	809,039	2,460,961
Interest			5.3	109,664	94,646	80,301	66,408	54,246	156,711
Euro
Principal	51.24	649,751		185,645	185,645	139,234	139,227	—	—	659,090
Interest			3.0	17,419	11,918	6,876	2,750	—	—
Fixed Rate
Rupiah
Principal	—	2,230,739		565,925	170,087	1,461,060	9,097	8,806	15,764	2,515,573
Interest			12.5	264,155	220,857	126,966	166	70	13
U.S. Dollar
Principal	713.68	6,637,829		759,726	1,134,305	1,758,460	913,916	789,127	1,282,295	7,634,989
Interest			6.4	423,814	402,260	273,636	181,782	116,466	161,584
Japanese Yen
Principal	16,670.50	1,512,396		103,688	103,688	103,688	86,677	69,666	1,044,989	1,934,863
Interest			3.1	46,191	42,943	39,695	36,446	34,014	251,058

(1)	Long-term debt consists of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisitions and long-term bank loans, in each case including their current maturities. Long-term debt, for the purpose of this table, includes liabilities of business acquisitions.

Exchange Rate Risk
      The Company’s exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in U.S. Dollar, Japanese Yen, French Franc, Euro, Singapore Dollar and Netherland Guilder. For a description of the Company’s foreign currency assets and liabilities, see Note 54 to the Company’s consolidated financial statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.
      The table below provides information about the Company’s financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company’s reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Netherland Guilder, French Franc, Euro, Singapore Dollar and Japanese Yen debt obligations and term deposits and the Company’s accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on the assumptions the exchange rates for U.S. Dollar as well as other currencies are based on the selling and buying rates quoted by Reuters on December 31, 2004, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2004 were Rp.9,280 and Rp.9,300 to US$1, respectively. Telkomsel applied the Bank Indonesia middle buy and sell rate for its monetary asset and liabilities which was Rp.9,290 to US$1.00 as of December 31, 2004. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

	Outstanding Balance as at
	December 31, 2004
			Expected Maturity Date
	Foreign
	Currency	Rp. Equivalent	2005	2006	2007	2008	2009	2010-2024	Fair Value

	(in millions)	(Rp. in million)
			(Rp. in million)						(Rp. in
									million)
ASSETS
Cash and cash equivalents
U.S. Dollar	74.80	694,116	694,116	—	—	—	—	—	694,116
Japanese Yen	0.98	89	89	—	—	—	—	—	89
Euro	88.10	1,114,704	1,114,704	—	—	—	—	—	1,114,704
Trade accounts receivable
U.S. Dollar	20.11	186,598	186,598	—	—	—	—	—	186,598
Other accounts receivable
U.S. Dollar	1.12	10,355	10,355	—	—	—	—	—	10,355
Other current assets
U.S. Dollar	4.61	42,792	42,792	—	—	—	—	—	42,792
Euro	0.01	157	157	—	—	—	—	—	157
Advances and other non current assets
U.S. Dollar	6.90	64,056	64,056	—	—	—	—	—	64,056
Escrow account
U.S. Dollar	3.24	30,059	30,059	—	—	—	—	—	30,059

	Outstanding Balance as at
	December 31, 2004
			Expected Maturity Date
	Foreign
	Currency	Rp. Equivalent	2005	2006	2007	2008	2009	2010-2024	Fair Value

	(in millions)	(Rp. in million)
			(Rp. in million)						(Rp. in
									million)
LIABILITIES
Trade accounts payable
Related parties
U.S. Dollar	19.13	177,892	177,892	—	—	—	—	—	177,892
Myanmar	0.01	20	20	—	—	—	—	—	20
Singapore Dollar	—	1	1	—	—	—	—	—	1
Third parties
U.S. Dollar	49.57	460,969	460,969	—	—	—	—	—	460,969
Great Britain Pound Sterling	0.06	1,092	1,092	—	—	—	—	—	1,092
Japanese Yen	7.88	715	715	—	—	—	—	—	715
Singapore Dollar	0.03	146	146	—	—	—	—	—	146
Accrued expenses
U.S. Dollar	24.08	223,931	223,931	—	—	—	—	—	223,931
Japanese Yen	20.41	1,852	1,852	—	—	—	—	—	1,852
Singapore Dollar	0.37	2,135	2,135	—	—	—	—	—	2,135
Australian Dollar	0.07	507	507	—	—	—	—	—	507
Netherland Guilder	0.48	1,795	1,795	—	—	—	—	—	1,795
Euro	26.54	336,572	336,572	—	—	—	—	—	336,572
Advance from customers and suppliers
U.S. Dollar	0.42	3,947	3,947	—	—	—	—	—	3,947
Short term bank loans
U.S. Dollar	118.46	1,101,633	1,101,633	—	—	—	—	—	1,101,633
Long term debt(1)
U.S. Dollar	946.51	8,802,546	1,081,478	1,451,965	2,049,173	1,204,629	923,967	2,091,334	10,095,950
Japanese Yen	16,670.50	1,512,396	103,688	103,688	103,688	86,677	69,666	1,044,989	1,934,863
Euro	51.24	649,751	185,645	185,645	139,234	139,227	—	—	659,090

(1)	Long-term debt for the purpose of this table consists of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, notes and bonds, in each case including their current maturities.

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
Restatement of Information Previously Reported
      Subsequent to the filing of our consolidated financial statements in our 2002 Annual Report on Form 20-F that was filed with the SEC on April 17, 2003 and Amendment No. 1 to 2002 Annual Report on Form 20-F/ A that was filed with the SEC on June 11, 2003, TELKOM made certain adjustments to the Indonesian GAAP amounts and the related reconciliation with U.S. GAAP amounts previously disclosed for 2000, 2001 and 2002 and prior years which were required to be made pursuant to Indonesian GAAP and U.S. GAAP. These adjustments were set forth in Amendment No. 2 to 2002 Annual Report on Form 20-F/ A that was filed with the SEC on February 9, 2004 under the heading “Item 5. Restatement of Information Previously Reported.”
      Set forth below are the effects of the restatements on the previously reported consolidated net income and stockholders’ equity for the years ended December 31, 2000, 2001 and 2002, respectively. The corrections of the Indonesian GAAP consolidated financial statements primarily relate to the accounting for long service awards, deferred income taxes, and business acquisitions, as well as the assumptions underlying TELKOM’s post-retirement healthcare plan. Certain additional corrections were required for U.S. GAAP purposes primarily relating to TELKOM’s accounting for revenue recognition, deferred income taxes, revenue sharing arrangements and business acquisitions.

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

      A summary of the significant effects of the restatements and reclassifications on the Company’s consolidated balance sheet as of December 31, 2000, 2001 and 2002 are set forth in the table below:

	2000		2001		2002

	As		As		As
	Previously		Previously		Previously
	Reported	As Restated	Reported	As Restated	Reported	As Restated

	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million	Rp. Million
Temporary investments	3,870,990	3,870,990	348,915	348,915	1,073,000	573,000
Trade accounts receivable
Related parties	694,074	694,074	1,037,154	1,055,387	1,308,102	886,763
Third parties	919,569	919,569	1,415,686	1,389,246	1,890,679	1,919,904
Other current assets	—	—	139,075	139,075	145,761	691,788
Total current assets	10,299,704	10,299,704	7,308,519	7,300,312	10,980,544	10,547,030
Property, plant and equipment — net	20,019,464	20,019,464	22,288,766	22,891,039	27,645,780	28,448,606
Advances and other non-current assets	867,653	867,653	694,879	677,519	528,568	299,474
Intangible assets — net	—	—	1,356,144	1,327,868	2,052,126	3,898,817
Total non-current assets	21,719,236	21,719,236	25,161,761	25,735,758	31,341,623	33,760,066
Total assets	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096
Trade accounts payable
Related parties	685,891	685,891	721,009	719,626	1,032,942	790,227
Third parties	939,435	939,435	1,056,644	1,039,937	2,356,284	2,272,624
Other accounts payable	26,357	26,357	49,392	49,392	58,708	215,775
Taxes payable	732,218	732,218	1,875,023	1,877,988	1,212,575	1,109,632
Accrued expenses	993,109	621,506	1,437,575	919,914	2,510,402	1,949,914
Advances from customers and suppliers	123,832	123,832	213,432	213,432	1,132,319	293,522
Current maturities of long-term liabilities	818,516	818,516	1,542,600	1,542,600	2,012,251	2,590,227
Total current liabilities	4,509,355	4,137,752	10,075,323	9,542,537	10,854,981	9,708,181
Deferred tax liabilities — net	1,787,214	1,703,627	1,767,759	1,818,236	1,521,209	3,083,166
Unearned income on revenue-sharing arrangement	299,409	267,843	225,714	195,068	165,978	142,797
Provision for long service award	—	210,159	—	275,834	—	489,231
Provision for post-retirement benefits	—	712,709	—	1,045,525	—	1,602,494
Liabilities for acquisition of subsidiaries	—	—	260,840	260,840	—	1,618,979
Total non-current liabilities	11,786,375	12,594,090	11,836,048	13,177,238	12,124,440	17,389,499
Difference in value of restructuring transactions between entities under common control	—	—	(7,402,343)	(6,992,233)	(7,032,455)	(7,288,271)
Difference due to change of equity in associated companies	426,397	609,139	342,425	489,178	342,425	424,020
Translation adjustment	177,114	253,020	179,672	256,674	164,966	235,665
Unappropriated retained earnings	6,777,522	6,082,762	9,770,303	8,893,824	15,565,511	14,383,466
Total stockholders’ equity	14,909,176	14,473,064	9,323,575	9,080,961	15,899,183	14,613,617
Total liabilities and stockholders’ equity	32,018,940	32,018,940	32,470,280	33,036,070	42,322,167	44,307,096

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
      (i)   Impact of Indonesian GAAP Restatements

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

      (ii)  Installation Revenue

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
      (iii) Revenue Sharing Arrangements

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
      (iv) Deferred Taxes

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
      (v)  Acquisition of Dayamitra

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
      (vi) Others

Other adjustments represented individually insignificant adjustments consisting of land rights amortization and certain capitalized foreign exchange gains and losses.

Disclosure Controls and Procedures
      In connection with the audit of TELKOM’s financial statements, reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to TELKOM’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) were also identified and communicated by PwC in their report dated January 9, 2004 and delivered to TELKOM on January 12, 2004 and discussed by PwC with the Board of Directors on January 14, 2004 and with the Board of Commissioners and TELKOM’s Audit Committee on January 16, 2004 in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002, and identified and communicated by KPMG to TELKOM and its Audit Committee on June 29, 2004 and July 14, 2005 in connection with its audit of the consolidated financial statements as of and for the years ended December 31, 2003 and 2004, respectively. Both PwC and KPMG identified the same material weaknesses as part of their respective audits. Both PwC and KPMG informed TELKOM that they were unable to determine when such material weaknesses first arose, as such material weaknesses appeared to exist prior to the commencement of the respective audit periods for which PwC and KPMG performed audits. As part of their communications, both PwC and KPMG informed the Audit Committee that they had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal control over financial reporting with respect to: (1) inadequate personnel resources with sufficient knowledge and experience in the application of Indonesian GAAP and US GAAP accounting principles because TELKOM did not have sufficient personnel in its accounting department with expertise in applying Indonesian GAAP to complicated accounting issues or in identifying and applying differences in accounting treatments under Indonesian GAAP and U.S. GAAP; (2) deficiencies in the organizational structure of the accounting department, including the oversight function for accounting and financial reporting because there was inadequate management, supervision and review for the accounting functions; (3) inadequate internal processes for the assessment of critical, significant and judgmental accounting areas; accordingly, when a set of facts gave rise to critical or significant accounting issues or raised significant issues of judgment, such issues were not always properly identified, or, even if properly identified, the appropriate experts were not always consulted and issues of judgment were not always elevated to the appropriate level of management or the Audit Committee; and (4) insufficient written policies and procedures for the accounting and financial reporting function, insufficient knowledge of and compliance with, existing policies and procedures among relevant personnel and insufficient emphasis by the internal audit function on the foregoing; in particular, accounting and financial reporting personnel did not have objective written policies and procedures to follow when addressing significant accounting and financial reporting issues and so such issues were not always dealt with in a consistent manner, and the internal audit function did not focus on identifying or identify this issue as well as the other reportable conditions identified herein.
      In response to the matters identified by TELKOM’s external auditors, under the supervision of the Audit Committee, in January 2004 TELKOM’s senior management directed that TELKOM dedicate resources and take steps to strengthen control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate such consolidated financial statements. These steps include, among others:

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

(4)	the improvement of understanding of relevant Indonesian GAAP and U.S. GAAP accounting principles and financial reporting responsibilities across all business units through intensive and continuing training and proactive consultations with advisors on technical matters as they relate to TELKOM’s business; and

(5)	modification of the mandate of TELKOM’s internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal control over financial reporting.

      TELKOM, under the supervision of its Audit Committee, has been working to improve its internal control over financial reporting, including those needed to enable it to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as well as its disclosure controls and procedures. TELKOM also prepared on April 7, 2004, an action plan to address the material weaknesses in TELKOM’s internal control over financial reporting identified by PwC and KPMG. The steps set forth in the action plan are specifically aimed at addressing the directives of TELKOM’s senior management described above, as well as enabling TELKOM to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and involve several additional steps which TELKOM intends to take throughout 2005 to address the material weaknesses in its internal control over financial reporting. Due to the pending requirements of Section 404 and to address the “material weaknesses” identified by PwC and KPMG, TELKOM has taken a number of steps directly in response to the steps its senior management directed TELKOM to implement, including the following:
(1) an assessment of the organizational structure of the finance department, including to determine additional resources which need to be dedicated to it

•	On December 31, 2003, TELKOM, under the supervision of the Human Resources Department, retained a human resources consulting firm, which assisted TELKOM in assessing job competency requirements and the adequacy of the organizational structure throughout TELKOM, including its finance department. The assessment, among other things, assisted TELKOM in preparing a job catalogue and job profile manual that sets out ideal staffing and job descriptions in the various departments in TELKOM.

•	TELKOM, initially with the assistance of E&Y, assessed thoroughly the organizational structure of its finance department in 2004. In particular, TELKOM focused on determining the separation of each function and identifying the personnel in charge of such function, such personnel’s effectiveness in performing such function and the need for additional personnel and expertise in performing such function. Since the assessment, TELKOM has been and is still in the process of establishing job descriptions for newly identified functions, searching for additional accounting and financial reporting personnel and identifying the appropriate personnel to fill certain of the positions.

•	In 2004, TELKOM carried out a recruitment exercise for fresh accountancy graduates from a prominent university in Indonesia and recruited eight persons. In 2005, TELKOM recruited 15 new employees with either graduate or masters degrees in accounting to support its financial, accounting, and internal audit departments.

•	In connection with this step (1) and steps (2) and (3) which TELKOM’s senior management directed TELKOM to implement, on February 27, 2004, TELKOM added a new oversight function to its accounting department organization structure to improve the assessment of critical, significant and judgmental accounting areas. The new oversight function required the hiring of consultants for the accounting department (1) to monitor changes in Indonesian GAAP and U.S. GAAP, and differences between Indonesian GAAP and US GAAP and (2) to train TELKOM’s staff accountants, and on May 1, 2004, TELKOM hired two experienced personnel for such roles.
      As of the date of this Annual Report, TELKOM had over 200 employees in its accounting department, including 28 full-time employees and two part-time employees based at its head office. In addition, TELKOM had 76 full-time employees and one part-time employee in its internal audit department as of the date of this Annual Report.
(2) the enhancement of all finance-related policies and procedures covering accounting and financial reporting; and (3) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas

•	On January 7, 2004, TELKOM established a team comprised of 75 personnel from various departments of TELKOM and chaired by the vice president of TELKOM’s budget department for the purpose of preparing TELKOM for the compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

•	In connection with steps (2) and (3) as well as step 1 which TELKOM’s senior management directed TELKOM to implement, on June 7, 2004, TELKOM retained E&Y, under the supervision of the Audit Committee, to assist TELKOM in improving its internal control over financial reporting in two phases. The first phase included the (i) development of an internal control framework, including documentation and evaluation methodology; (ii) establishment of a project team to conduct the evaluation and implementation; (iii) evaluation of internal controls; (iv) identification of internal controls at the various levels; and (v) preparation of a Director’s Decree on internal controls. The first phase of this project was completed at the end of August 2004, and a decree of the Board of Directors was issued on October 29, 2004 to formally implement certain internal control policies and procedures.

The second phase, which began on November 9, 2004, included the (i) dissemination of the Directors’ Decree on internal controls, through sessions to discuss the new internal controls; (ii) evaluation of information technology-related general controls; (iii) evaluation and monitoring of the implementation of the Directors’ Decree on internal controls, including design of an internal control testing program; (iv) selection of a software monitoring tool for the monitoring process. As of the date of this Annual Report, TELKOM is evaluating the choice of software and has not made a selection; and (v) a planned benchmarking visit to a telecommunications company in the United States which has implemented internal controls in accordance with the requirements of the Sarbanes-Oxley Act of 2002. Since December 2004, to evaluate and monitor the implementation of the Directors’ Decree on internal controls, TELKOM has conducted walkthroughs and tests with respect to the implementation of the new internal controls, and taken remedial steps where appropriate. The Board of Directors also set up an internal control integration project on December 14, 2004 to follow up on the integration process of TELKOM’s new internal controls. Since April 12, 2005, as part of an extension of the second phase of E&Y’s program to assist TELKOM in improving its internal control over financial reporting, TELKOM, with the assistance of E&Y, has also been reviewing and designing its internal controls and procedures to ensure compliance with Section 302 of the Sarbanes-Oxley Act of 2002, and strengthening its information technology-related general controls.
(3) the improvement of standard documentation requirements for the assessment of critical, significant and judgmental accounting areas

•	From April 2004 to June 2004, TELKOM held internal meetings to establish a task force to enhance its finance-related policies and procedures covering accounting and financial reporting. On July 12, 2004, TELKOM formally established such task force with responsibility for enhancing all finance-related policies and procedures covering accounting and financial reporting. The task force collected and reviewed the previously dispersed accounting policies and updated and created new accounting policies. The responsibilities of the team include (i) identifying the accounting policies and the standard operating procedures being applied; (ii) identifying “the best practices” of accounting policies based on Indonesian standards and requirements, US GAAP, and IAS; (iii) analyzing the differences between accounting policies being applied and “the best practice”; (iv) preparing a draft of accounting policies and the standard operating procedures, and disseminating it to relevant departments for feedback and comment; and (v) discussing the draft of accounting policies and the standard operating procedures with a GAAP expert; and (vi) preparing a final draft of accounting policies and the standard operating procedures for approval by the Board of Directors. The team prepared a draft for comment in January 2005, and TELKOM expects that the final draft will be completed around or after the end of 2005.

(4) the improvement of understanding of relevant Indonesian GAAP and U.S. GAAP accounting principles and financial reporting responsibilities across all business units through intensive and continuing training and proactive consultations with advisors on technical matters as they relate to TELKOM’s business

•	Since 2004, TELKOM has implemented a new policy to organize regular training programs relating to accounting and auditing matters for all employees in finance-related positions.

•	TELKOM held seminars in November and December 2003 and November 2004 involving outside consultants and members of the accounting department at a major Indonesian university, covering relevant accounting and internal control issues and attended by senior management and certain accounting and finance-related personnel.

•	TELKOM subscribed to a U.S. GAAP information web-site through E&Y beginning May 2004.

•	25 senior employees from TELKOM’s accounting and internal audit department will participate in ongoing US GAAP workshops that will run from June to August 2005 covering topics relating to the reconciliation of Indonesian GAAP and US GAAP. These workshops are being held in cooperation with outside consultants and members of the accounting department at a major Indonesian university.
(5) modification of the mandate of TELKOM’s internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal control over financial reporting

•	On December 7, 2004, TELKOM modified the mandate of its internal audit function to place greater emphasis on the adequacy of and compliance with, procedures relating to internal control over financial reporting. Under the previous Internal Audit Charter, each TELKOM division had an internal auditor which reported to the head of the division. Under the revised Internal Audit Charter, TELKOM centralized the reporting function and the division-based internal auditors report to the Head of the Internal Audit Unit. The Internal Audit Unit reports directly to the President Director but also works with the Audit Committee and the external auditor, and, under the revised charter, is responsible for the assessment of the effectiveness of internal controls. The charter also provides for the internal auditor to have free and broad access to TELKOM’s activities.

•	In April 2004, TELKOM hired two consultants for a two year period for its internal audit department with responsibility for (1) improving the role of internal audit for TELKOM, (2) improving the internal control system of TELKOM and (3) reviewing the financial reporting of TELKOM.

•	On December 14-16, 2004, all of TELKOM’s employees in its Internal Audit Unit participated in the 8th Communication Forum of Internal Audit Group, an internal audit forum which focused on the application of Sarbanes-Oxley Act Section 404-based internal controls.

•	Since April 12, 2005, as part of an extension of the second phase of E&Y’s program to assist TELKOM in improving its internal control over financial reporting, TELKOM, with the assistance of E&Y, has also been assessing the roles and functions of TELKOM’s Internal Audit Unit to ensure compliance with the Sarbanes-Oxley Act of 2002.

Additional Steps to Strengthen Disclosure Controls and Procedures

•	On December 28, 2004, TELKOM informally established a new disclosure committee and held a meeting among the members of the disclosure committee. The disclosure committee is comprised of 14 senior members from various departments and chaired by the CFO, for purposes of supporting TELKOM’s management in designing and evaluating TELKOM’s disclosure controls and procedures and participating in the disclosure process. TELKOM formally established its disclosure committee on February 18, 2005. Since its formal establishment, the disclosure committee has established internal work procedures relating to the preparation of TELKOM’s annual report on Form 20-F, and participated in the review and preparation of TELKOM’s annual report on Form 20-F. The establishment of the disclosure committee formalized the previous disclosure process where designated senior employees from various departments were responsible for assisting with the necessary disclosures.
      Other than as described above, there have been no significant changes in TELKOM’s internal control over financial reporting that occurred during the last fiscal period covered by this report, that have materially affected, or are reasonably likely to materially affect, TELKOM’s internal control over financial reporting.
      TELKOM’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of TELKOM’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2004.
      In making this evaluation, TELKOM’s principal executive officer and principal financial officer considered matters relating to the restatement of its previously issued consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, including the substantial process that was undertaken during the period from December 2003 through the date of the restatement to ensure that all material adjustments necessary to restate such previously issued consolidated financial statements were recorded. TELKOM has also considered the reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as identified by PwC in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002 and as identified by KPMG in connection with its audit of the consolidated financial statements as of and for the years ended December 31, 2003 and 2004. TELKOM also considered the various steps, summarized above, that it had taken to strengthen its control processes and procedures since November 2003 and which it is continuing to take.
      TELKOM’s principal executive officer and principal financial officer concluded, based on their evaluation, as of December 31, 2004, that, while Telkom has made improvements, because of the “material weaknesses” identified above that continue to exist, the design and operation of TELKOM’s disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and is accumulated and communicated to TELKOM’s management, including TELKOM’s President Director and Director of Finance, to allow timely decisions regarding required disclosure.
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
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table summarizes the aggregate fees billed to us by KPMG, during the fiscal year ended December 31, 2003 and 2004:

	Year Ended
	December 31,

	2003	2004

	(in Rp. million)
Audit Fees	10,715.0	19,274.6
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
A.  Audit Fees
      Audit fees in the above table are the aggregate fees billed by KPMG in 2003 and 2004, in each case in connection with the audit of our annual consolidated financial statements.
B.  Audit-Related Fees
      None.
C.  Tax Fees
      KPMG did not perform any tax compliance, tax advisory or tax planning services for TELKOM during the fiscal years ended December 31, 2003 and 2004.
D.  All Other Fees
      KPMG did not perform any other services for TELKOM during the fiscal years ended December 31, 2003 and 2004.
E.  Audit Committee Pre-Approval Policies and Procedures
      TELKOM has adopted pre-approval policies and procedures under which all non-audit services provided by its independent public accounting firm must be pre-approved by TELKOM’s audit committee as set forth in the audit committee’s charter. Pursuant to the charter, permissible non-audit services may be performed by TELKOM’s independent registered public accounting firm provided that: (a) TELKOM’s Board of Directors must deliver to the Audit Committee (through the Board of Commissioners) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of TELKOM’s independent public accounting firm or would give rise to any conflict of interest.
      Consistent with Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued thereunder, the charter of TELKOM’s audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by TELKOM to its independent registered public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre- approval authority by the full Audit Committee or by the full Audit Committee itself. Notwithstanding the foregoing, none of TELKOM’s independent public accounting firms performed non-audit services for TELKOM during the fiscal years ended December 31, 2002 and 2003.
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by the Board of Directors, while the principal statutory duties of the Board of Commissioners are to supervise the policies of the Board of Directors in the operation and management of the Company and to give advice to the Board of Directors.
      Under Jakarta Stock Exchange rules (the “JSX Audit Committee Rule”), TELKOM’s audit committee must consist of at least three members, one of whom must be an Independent Commissioner of TELKOM and concurrently the chairman of the audit committee, while the other two members must be external independent parties of whom at least one such party shall have accounting and/or finance expertise. TELKOM’s audit committee is composed of seven members and is chaired by an Independent Commissioner. Members of Telkom’s audit committee are appointed and dismissed by the Board of Commissioners.
      TELKOM relies on the general exemption under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934 with respect to the composition of its audit committee.
      TELKOM believes that its reliance on the exemption would not materially adversely affect the ability of the audit committee to act independently. TELKOM believes that the intent of the provision in requiring that each member of the audit committee to be a member of the board of directors or commissioners, as applicable, and to be otherwise independent, is to ensure that the audit committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The JSX Audit Committee Rule requires that each member of the audit committee be independent. The JSX Audit Committee Rule goes on to require that at least two of the members, the external independent members, in effect be independent not only of the management but also of the Board of Commissioners and Board of Directors and the Company as a whole. TELKOM therefore believes that the standard established by the JSX Audit Committee Rule is at least equally effective in ensuring the ability of the audit committee to act independently.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Not applicable.

PART III
ITEM 17.     CONSOLIDATED FINANCIAL STATEMENTS
      Not applicable.
ITEM 18.     CONSOLIDATED FINANCIAL STATEMENTS
      See pages F-1 through F-142.
ITEM 19.     EXHIBITS
Exhibit 1 — The Articles of Incorporation of TELKOM, amended as of July 30, 2004, together with an English translation thereof.
Exhibit 2 — Not applicable.
Exhibit 3 — Not applicable.
Exhibit 4 — Material Contracts Exhibits:

4.1*	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.2*	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.3*	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.4*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.5*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.6*	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.7**	Kontrak Pengadaan Satelit TELKOM-2 (Contract on Procurement of TELKOM-2 Satellite) between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.8+	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.9**	Kontrak Jasa Peluncur Satelit TELKOM-2 (Agreement on Launch Services of TELKOM-2 Satellite) between TELKOM and Arianespace S.A., dated November 8, 2002.
4.10*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.
4.11*	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.12*	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.13*	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.
4.14*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.15*	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.

4.16*	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.17*	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.18*	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.19**	Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.20+	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area between TELKOM and PT Bukaka SingTel International, dated January 14, 2003.
4.21*	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.22*	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.23*	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.24*	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.25*	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.26+	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.27+	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.28*	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.29*	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.30*	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.31*	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatera, dated June 12, 2003.
4.32*	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.33*	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.34+	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.

4.35*	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.36*	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.37*	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.38*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.39+	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.40+	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.41+	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.42+	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.
4.43	Medium Term Notes Issuance Agreement dated December 13, 2004 (English summary).
4.44	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated April 25, 2005.

*	Filed with Amendment No. 2 to the Annual Report of Form 20-F/ A for the year ended December 31, 2002 filed February 9, 2004 and incorporated herein by reference.

**	Filed with original Annual Report on Form 20-F for the year ended December 31, 2002 filed April 17, 2003 and incorporated herein by reference.

+	Filed with original Annual Report on Form 20-F for the year ended December 31, 2003 filed June 30, 2004 and incorporated herein by reference.
Exhibit 5 — Not applicable.
Exhibit 6 — Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 shares in 2002, 2003 and 2004. In connection with a two-for-one stock split in 2004, the prior years’ earnings per share amounts have been restated to reflect the stock split. TELKOM does not have potentially dilutive ordinary shares.
Exhibit 7 — Not applicable.

Exhibit 8 — List of subsidiaries as of December 31, 2004:

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
Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.
Exhibit 14 — Not applicable.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 14th day of July, 2005.
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Arwin Rasyid

ARWIN RASYID
President Director
Date: July 14, 2005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
No. L.04 — 3737 — 05/US
The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:
We have audited the consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of PT Telekomunikasi Selular (“Telkomsel”), a 65 percent-owned subsidiary, as of and for the year ended December 31, 2003, which financial statements reflect total assets and total revenues constituting 31 percent and 40 percent, respectively, of the related consolidated totals. Those financial statements, which were prepared on the basis of accounting principles generally accepted in Indonesia, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 2003 amounts included for Telkomsel, including information relating to the nature and effect of differences between accounting principles generally accepted in Indonesia and accounting principles generally accepted in the United States of America, is based solely on the report of the other auditors. The consolidated financial statements of the Company for the year ended December 31, 2002, were audited by other auditors whose report thereon dated January 29, 2004, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Indonesia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004, have been translated into United States Dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indonesian Rupiah have been translated into dollars on the basis as set forth in Note 3 to the consolidated financial statements.
Kantor Akuntan Publik Siddharta Siddharta & Widjaja
Member Firm of KPMG International
License No.: KEP-232/KM.6/2002
/s/ Drs Istata Taswin Siddharta
Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192
Jakarta-Indonesia, April 29, 2005, except for Note 56, as to which the date is July 8, 2005.

(HARYANTO SAHARI & REKAN LETTERHEAD)
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

(HARYANTO SAHARI & REKAN LETTERHEAD)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE STOCKHOLDERS, BOARD OF COMMISSIONERS AND DIRECTORS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK.
      We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and cash flows of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries (the “Company”) for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 were audited by other independent auditors whose report dated February 28, 2002, except for Note 60 of those consolidated financial statements as to which the date is January 29, 2004, expressed an unqualified opinion on those statements.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and the consolidated cash flows of the Company for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Indonesia.
      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
Jakarta, January 29, 2004, except as to the stock split described in Note 1b which is as of July 30, 2004.
Drs. Irhoan Tanudiredja BAP
License of Public Accountant No. 99.1.0683

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)
ASSETS

	Notes	2003	2004

		Rp	Rp	US$ (Note 3)
CURRENT ASSETS
Cash and cash equivalents	2c,2f,5,47	5,094,472	4,856,123	522,726
Temporary investments	2c,2g,47	4,006	19,949	2,147
Trade accounts receivable	2c,2h,6,47
Related parties — net of allowance for doubtful accounts of Rp110,932 million in 2003, and Rp64,928 million in 2004		410,923	419,104	45,113
Third parties — net of allowance for doubtful accounts of Rp332,960 million in 2003, and Rp457,138 million in 2004		2,422,005	2,899,999	312,164
Other accounts receivable — net of allowance for doubtful accounts of Rp45,544 million in 2003, and Rp9,236 million in 2004	2c,2h,47	170,121	55,769	6,003
Inventories — net of allowance for obsolescence of Rp40,489 million in 2003, and Rp54,733 million in 2004	2i,7	154,003	203,085	21,861
Prepaid expenses	2c,2j,8,47	429,695	628,069	67,607
Prepaid taxes	41a	212,282	77,228	8,313
Other current assets	2c,9,47	45,083	44,608	4,802

Total Current Assets		8,942,590	9,203,934	990,736

NON-CURRENT ASSETS
Long-term investments — net	2g,10	64,648	82,613	8,893
Property, plant and equipment — net of accumulated depreciation of Rp23,581,559 million in 2003, and Rp29,297,163 million in 2004	2k,2l,11	34,775,140	39,572,099	4,259,645
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp791,645 million in 2003, and Rp694,570 million in 2004	2m,12,50	305,041	499,127	53,727
Prepaid pension benefit costs	2q,44	288,222	91,262	9,824
Advances and other non-current assets	2c,13,47	175,954	1,372,351	147,723
Goodwill and other intangible assets — net of accumulated amortization of Rp973,704 million in 2003, and Rp1,846,034 million in 2004	1c,2d,14	5,144,050	5,411,425	582,500
Advance payments for investments in shares of stock	4f	65,458	—	—
Escrow accounts	15	522,146	36,281	3,905

Total Non-current Assets		41,340,659	47,065,158	5,066,217

TOTAL ASSETS		50,283,249	56,269,092	6,056,953

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)
LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2003	2004

		Rp	Rp	US$ (Note 3)
CURRENT LIABILITIES
Trade accounts payable	2c,16,47
Related parties		657,478	643,094	69,224
Third parties		3,109,854	3,611,456	388,747
Other accounts payable		187,938	5,073	546
Taxes payable	2s,41b	1,513,038	1,592,479	171,419
Dividends payable		3,779	62,689	6,748
Accrued expenses	2c,17,47	1,185,210	1,051,366	113,172
Unearned income	18	763,211	1,030,000	110,872
Advances from customers and suppliers	19	268,148	278,430	29,971
Short-term bank loans	2c,20,47	37,642	1,101,633	118,583
Current maturities of long-term liabilities	2c,21,47	3,443,516	2,300,822	247,667

Total Current Liabilities		11,169,814	11,677,042	1,256,949

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41e	3,546,770	3,352,171	360,836
Unearned income on revenue-sharing arrangements	2m,12,50	111,732	360,332	38,787
Unearned initial investor payments under joint operation schemes	2n,49	31,584	20,453	2,202
Provision for long service awards	2c,2r,45,47	491,037	572,303	61,604
Provision for post-retirement benefits	2c,2r,46,47	2,063,524	1,841,146	198,186
Accrued pension and other post-retirement benefits costs	2q,44b,44d	13,239	32,007	3,445
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,22,47	6,858,910	5,363,283	577,318
Notes and bonds	23	2,102,502	2,331,465	250,965
Bank loans	2c,24,47	2,115,797	1,775,799	191,152
Liabilities of business acquisitions	25	746,974	3,743,317	402,940
Suppliers’ credit loans	26	671	—	—
Bridging loan	27	510	—	—
Other long-term debt		9,153	—	—

Total Non-current Liabilities		18,092,403	19,392,276	2,087,435

MINORITY INTEREST	28	3,708,155	4,938,432	531,586

STOCKHOLDERS’ EQUITY
Capital stock1) — Rp250 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,29	5,040,000	5,040,000	542,519
Additional paid-in capital	30	1,073,333	1,073,333	115,536
Difference in value of restructuring transactions between entities under common control	31	(7,288,271)	(7,288,271)	(784,529)
Difference due to change of equity in associated companies	2g	385,595	385,595	41,506
Unrealized holding gain on available-for-sale securities	2g	—	884	95
Translation adjustment	2g	224,232	229,595	24,714
Retained earnings
Appropriated		1,559,068	1,680,813	180,927
Unappropriated		16,318,920	19,139,393	2,060,215

Total Stockholders’ Equity		17,312,877	20,261,342	2,180,983

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		50,283,249	56,269,092	6,056,953

1)	The prior year’s authorized, issued and fully paid capital stock and par value amounts have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004.
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	Notes	2002	2003	2004

		Rp	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,32
Fixed lines		7,264,099	8,896,865	10,645,021	1,145,858
Cellular		6,226,801	8,458,830	10,421,298	1,121,776
Interconnection	2p,33,47	2,831,334	4,162,148	6,187,981	666,091
Joint operation schemes	2n,34,49	2,128,145	1,486,307	656,614	70,680
Data and Internet	35	1,551,626	3,108,562	4,808,742	517,626
Network	36	316,098	517,865	654,309	70,432
Revenue-sharing arrangements	2m,37,50	263,754	258,464	280,576	30,202
Other telecommunications services		220,961	226,882	293,225	31,564

Total Operating Revenues		20,802,818	27,115,923	33,947,766	3,654,229

OPERATING EXPENSES
Personnel	38	4,387,568	4,440,096	5,570,778	599,653
Depreciation	2k,2l,2m,11,12	3,473,370	4,779,520	6,438,557	693,063
Operations, maintenance and telecommunication services	39	2,290,219	3,338,693	4,529,587	487,577
General and administrative	40	1,146,294	2,078,777	2,599,847	279,854
Marketing		375,152	502,898	881,930	94,933

Total Operating Expenses		11,672,603	15,139,984	20,020,699	2,155,080

OPERATING INCOME		9,130,215	11,975,939	13,927,067	1,499,149

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel		3,196,380	—	—	—
Interest income	47	479,802	366,024	317,941	34,224
Interest expense	47	(1,582,750)	(1,383,446)	(1,270,136)	(136,721)
Gain (loss) on foreign exchange — net	2e	556,613	126,121	(1,220,760)	(131,406)
Equity in net income of associated companies	2g,10	4,598	2,819	3,420	368
Others — net		(35,956)	364,338	331,050	35,635

Other income (charges) — net		2,618,687	(524,144)	(1,838,485)	(197,900)

INCOME BEFORE TAX		11,748,902	11,451,795	12,088,582	1,301,249
TAX EXPENSE	2s,41c
Current tax		(2,747,762)	(3,791,280)	(4,267,111)	(459,323)
Deferred tax		(151,209)	(69,810)	264,039	28,422

		(2,898,971)	(3,861,090)	(4,003,072)	(430,901)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,849,931	7,590,705	8,085,510	870,348
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	28	(810,222)	(1,503,478)	(1,956,301)	(210,581)

NET INCOME		8,039,709	6,087,227	6,129,209	659,767

BASIC EARNINGS PER SHARE1)	2t,42
Net income per share		398.80	301.95	304.03	0.03

Net income per ADS (40 Series B shares per ADS)		15,951.80	12,077.83	12,161.13	1.20

1)	The prior years’ basic earnings per share have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004.
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference Due		Unrealized
				Transactions	to Change		Holding
			Additional	Between	of Equity		Loss on	Retained Earnings		Total
		Capital	Paid-In	Entities Under	in Associated	Translation	Available-for-			Stockholders’
Description	Notes	Stock	Capital	Common Control	Companies	Adjustment	Sale Securities	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2002		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)	320,392	8,893,824	9,080,961
Foreign currency translation of CSM	2g	—	—	—	—	(21,009)	—	—	—	(21,009)
Sale of investment in mutual fund Reksa Dana Seruni		—	—	—	—	—	207	—	—	207
Acquisition of Pramindo	4b	—	—	(296,038)	—	—	—	—	—	(296,038)
Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	1c	—	—	—	(65,158)	—	—	—	—	(65,158)
Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividends	43	—	—	—	—	—	—	—	(2,125,055)	(2,125,055)
Appropriation for general reserve	43	—	—	—	—	—	—	425,012	(425,012)	—
Net income for the year		—	—	—	—	—	—	—	8,039,709	8,039,709

Balance as of December 31, 2002		5,040,000	1,073,333	(7,288,271)	424,020	235,665	—	745,404	14,383,466	14,613,617

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference
				Transactions	Due to Change
			Additional	Between Entities	of Equity in		Retained Earnings		Total
		Capital	Paid-In	Under Common	Associated	Translation			Stockholders’
Description	Notes	Stock	Capital	Control	Companies	Adjustment	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003		5,040,000	1,073,333	(7,288,271)	424,020	235,665	745,404	14,383,466	14,613,617
Realized difference due to change of equity in associated companies as the result of disposal of investment in Metrosel	10	—	—	—	(38,425)	—	—	—	(38,425)
Foreign currency translation of CSM	2g,10	—	—	—	—	(11,433)	—	—	(11,433)
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003
Declaration of cash dividends	43	—	—	—	—	—	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	43	—	—	—	—	—	813,664	(813,664)	—
Net income for the year		—	—	—	—	—	—	6,087,227	6,087,227

Balance as of December 31, 2003		5,040,000	1,073,333	(7,288,271)	385,595	224,232	1,559,068	16,318,920	17,312,877

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of	Difference	Unrealized
				Restructuring	Due to	Holding
				Transactions	Change of	Gain on
			Additional	Between	Equity in	Available-for-		Retained Earnings		Total
		Capital	Paid-In	Entities Under	Associated	Sale	Translation			Stockholders’
Description	Notes	Stock	Capital	Common Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,920	17,312,877
Unrealized holding gain on available- for-sale securities	2g	—	—	—	—	884	—	—	—	884
Foreign currency translation of CSM	2g,10	—	—	—	—	—	5,363	—	—	5,363
Resolved during the Annual General Meeting of the Stockholders on July 30, 2004
Declaration of cash dividends	43	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	43	—	—	—	—	—	—	121,745	(121,745)	—
Declaration of interim cash dividends	43	—	—	—	—	—	—	—	(143,377)	(143,377)
Net income for the year		—	—	—	—	—	—	—	6,129,209	6,129,209

Balance as of December 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2002	2003	2004

	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	7,230,394	8,201,928	10,084,558	1,085,528
Cellular	7,098,585	8,925,503	10,497,763	1,130,007
Joint operation schemes	1,577,976	1,195,563	547,487	58,933
Interconnection — net	1,697,073	4,203,802	5,766,444	620,715
Other services	1,132,077	3,932,084	6,663,500	717,277

Total cash receipts from operating revenues	18,736,105	26,458,880	33,559,752	3,612,460
Cash payments for operating expenses	(5,800,470)	(8,861,797)	(12,270,643)	(1,320,844)

Cash generated from operations	12,935,635	17,597,083	21,289,109	2,291,616

Interest received	480,288	369,982	321,677	34,626
Income tax paid	(1,914,895)	(3,905,317)	(4,132,359)	(444,818)
Interest paid	(900,660)	(1,178,332)	(1,348,919)	(145,201)
Cash receipt (refund) from/to customers and advances	264,105	(30,884)	(78,028)	(8,399)

Net Cash Provided by Operating Activities	10,864,473	12,852,532	16,051,480	1,727,824

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,497,883	1,895,199	285,264	30,707
Proceeds from sale of property, plant and equipment	204,008	255,750	67,196	7,233
Purchase of marketable securities and placements in time deposits	(2,222,175)	(679,500)	(404,268)	(43,516)
Sale of 12.72% of Telkomsel	3,948,945	—	—	—
Payment for cross-ownership transactions	(2,406,309)	—	—	—
Acquisition of businesses, net of cash acquired	(243,561)	141,985	(27,797)	(2,992)
Acquisition of property, plant and equipment	(6,625,292)	(9,007,186)	(8,568,862)	(922,375)
Payment of advances for the purchase of property, plant and equipment	—	—	(1,063,382)	(114,465)
Decrease in advances and others	71,569	96,830	123,026	13,243
Payments of advances for investments in shares of stock	(230,223)	(14,338)	—	—
Acquisition of long-term investments	(37,607)	—	(9,290)	(1,000)
Sale of long-term investments	—	5,398	—	—
Acquisition of intangible assets	(7,213)	—	—	—

Net Cash Used in Investing Activities	(6,049,975)	(7,305,862)	(9,598,113)	(1,033,165)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2002	2003	2004

	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments for debt issuance cost	(53,915)	—	(2,394)	(258)
Proceeds from bonds	2,365,314	—	—	—
Proceeds from Medium-term Notes	—	—	1,080,000	116,254
Repayments of long-term liabilities	(2,493,738)	(1,536,941)	(5,963,659)	(641,944)
Repayments of promissory notes	(771,066)	(1,513,064)	(1,637,917)	(176,310)
Cash dividends paid	(2,327,458)	(3,738,586)	(3,811,591)	(410,290)
(Increase) decrease in escrow accounts	(126,848)	(224,219)	485,866	52,300
Redemption of Telkomsel’s notes	—	(160,509)	(504,101)	(54,263)
Proceeds from borrowings	737,495	995,903	3,448,931	371,252

Net Cash Used in Financing Activities	(2,670,216)	(6,177,416)	(6,904,865)	(743,259)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,144,282	(630,746)	(451,498)	(48,600)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(89,425)	26,148	213,149	22,944
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,644,213	5,699,070	5,094,472	548,382

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,699,070	5,094,472	4,856,123	522,726

SUPPLEMENTAL CASH FLOW INFORMATION
Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debt	480,756	536,248	—	—
Payment of insurance premium through the incurrence of long-term debt	—	81,186	11,658	1,255
Conversion of receivables to long-term investments	—	13,500	—	—
Acquisition of subsidiary through the issuance of Promissory Notes	3,329,004	927,273	—	—
Acquisition of minority interest through the issuance of Promissory Notes	—	—	126,692	13,637
Acquisition of business through the incurrence of long-term liability	—	—	3,257,566	350,653
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
      In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 26 dated July 30, 2004, of Notary A. Partomuan Pohan, S.H., LLM., among others, to increase the Company’s authorized, issued and fully paid share capital by means of a 2-for-1 stock split. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-23270 HT.01.04.TH.2004 dated September 17, 2004, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 18, 2005.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.
      The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.
      Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services. Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:

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
      Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government.
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.
      On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, addresses the following matters:

a.	Compensation for early termination of exclusive rights

The Government shall pay to the Company an amount of Rp478,000 million net of tax and Indosat shall pay to the Government an amount of Rp178,000 million net of tax. As of the date of issuance of these consolidated financial statements, the Company has not received any payments.

b.	License synchronization for the Company and Indosat

The Company was given the right to use access code of 007 for operating international telephone network and Indosat was given the right to use access code of 011 for operating DLD fixed telephone network.
      On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.
      Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2003 was as follows:

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
      Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM.,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2004 was as follows:

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
      As of December 31, 2003 and 2004, the Company had 30,820 employees and 29,375 employees, respectively, while the subsidiaries had 4,384 employees and 5,282 employees, respectively.

b. Public offering of shares of the Company
      The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.
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
      On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.
      As of December 31, 2004, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 45,126,420 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.
     c. Subsidiaries
      The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total Assets before
			Ownership		Start of	Eliminations
					Commercial
Subsidiaries	Domicile	Nature of Business	2003	2004	Operations	2003	2004

			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,954,907	1,604,405
PT AriaWest International	Bandung	Telecommunications	100	100	1995	1,628,605	1,416,225
PT Multimedia Nusantara	Jakarta	Pay TV	100	100	1998	7,908	22,116
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	100	100	1982	69,752	69,227
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	90	100	1995	797,810	641,249
PT Indonusa Telemedia	Jakarta	Multimedia	90	90	1997	54,319	72,080
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	15,386,289	19,557,557
PT Napsindo Primatel International	Jakarta	Telecommunications	60	60	1999	47,389	28,974
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	247,646	333,738
PT Pro Infokom Indonesia	Jakarta	System information network	51	51	2003	5,032	1,261

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The Company has indirect investments through its subsidiaries in the following companies:

				Ownership
				Percentage		Start of
			Nature of			Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2003	2004	Operations

				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Fund raising	100	100	2002
Aria West International Finance B.V	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Bogor	Printing	51	51	2000

PT Pramindo Ikat Nusantara (“Pramindo”)
      Pramindo is the investor in KSO I (Note 49), the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo (Note 4b).
      Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo (Note 4b).

PT AriaWest International (“AWI”)
      AWI is the investor in KSO III (Note 49), the joint operating scheme that provides telecommunications services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 4c).
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
      On April 8, 2003, the Company increased its ownership interest in Metra from 31% to 100% through a share-swap agreement with PT Indocitra Grahabawana (“Indocitra”). Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra’s 69% ownership interest in Metra (Note 10k).

PT Graha Sarana Duta (“GSD”)
      GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 14).

PT Dayamitra Telekomunikasi (“Dayamitra”)
      Dayamitra is the investor in KSO VI (Note 49), the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note 4a).

PT Indonusa Telemedia (“Indonusa”)
      Indonusa is engaged in providing multimedia telecommunications services.
      On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 10).
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
      On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429.0 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.
      The sale of the shares was effective on July 30, 2002 and the Company recognized a gain of Rp3,196,380 million which was specifically identified in the Statement of Income as “Gain on sale of long-term investment in Telkomsel” and included an amount of Rp65,158 million reflecting the realization of a portion of gains attributable to past equity transactions in Telkomsel. For tax purposes, the gain was Rp30,294 million due to the higher tax bases of the shares sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

PT Napsindo Primatel Internasional (“Napsindo”)
      Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.
      Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003.

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
      PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.
      On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million.

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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

d. Authorization of the financial statements
      The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects to accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 56.

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
      Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

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
      In the case of PT Pramindo Ikat Nusantara (“Pramindo”), the Company has evaluated the scope and terms of this investment and concluded that it has the ability to exercise control over Pramindo and the right to obtain all of the future economic benefits of ownership as though the Company owned 100% of the shares. The factors that the Company considered include, among others, the fact that the purchase price is fixed, its ability to vote 100% of the shares at general stockholders’ meetings, subject to certain protective rights retained by the selling stockholders, its ability to appoint all of the board members and management and its consequent ability to exclusively determine the financial and operating policies of Pramindo subject to certain protective rights, its issuance of irrevocable and unconditional promissory notes in settlement of the purchase consideration to the selling stockholders, the placement of the 70% of Pramindo shares not yet transferred to the Company in an escrow account by the selling stockholders and the protective provisions in the various agreements for the Company to take over all shares (including powers of attorney issued by the selling stockholders) or collapse the KSO arrangement once the full amount payable for the shares has been paid (Note 4b).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. Transactions with related parties
      The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No. 7, “Related Party Disclosures”.

d. Acquisitions of subsidiaries
      The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.
      The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.
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

e. Foreign currency translation
      The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp8,430 and Rp8,450 to US$1 as of December 31, 2003, and Rp9,280 and Rp9,300 to US$1 as of December 31, 2004.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
      The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.
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

i. Inventories
      Inventories, principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) card, Removable User Identity Module (“RUIM”) card and prepaid voucher blanks.
      Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
      Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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

m. Revenue-sharing arrangements
      The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
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
     ii. Cellular and fixed wireless telephone revenues
      Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:

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
      The benefits earned by the employees are recognized in the statement of income on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan, except to the extent that the benefits relate to pensioners which are recognized immediately in the statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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

ii. Post-retirement health care plan
      The Company provides a post-retirement health care plan that covers its retired employees who meet age, participation and length of service requirements at retirement, and their eligible dependents.
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
      Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g. iii), in which case income tax is also charged or credited directly to equity.

t. Earnings per share and earnings per American Depositary Share (“ADS”)
      Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. In connection with the stock split discussed in Note 1b, the prior years’ share and per share amount have been restated to reflect the stock split. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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

v. Derivative instruments
      Derivative transactions are accounted for in accordance with PSAK No. 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK No. 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.
      Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

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

x. Reclassification of accounts
      Certain accounts in the 2003 balance sheet have been reclassified to conform to the current year’s presentation.
3. TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS
      The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,290 to US$1 published by Reuters on December 31, 2004. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4. ACQUISITION OF KSO INVESTORS AND KSO IV

a. Dayamitra
      On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134.2 million (including consultants’ fees of approximately US$3.3 million or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18.3 million (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8.9 million (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103.6 million (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12.9 million, from August 17, 2001 to May 17, 2003. The estimated present value of US$103.6 million at the discount rate of 14% was estimated to be US$89.1 million (Rp1,006,310 million).
      The acquisition of Dayamitra has been accounted for using the purchase method of accounting. This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO area. The amount is being amortized over the remaining term of the KSO agreement of 9.6 years (Note 14). There was no goodwill arising from this acquisition.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
      In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was payable in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below. As of December 31, 2003, the option purchase price that had been paid by the Company amounted to US$7.3 million or equivalent to Rp65,458 million and is presented in “Advance payments for investments in shares of stock” in the consolidated balance sheet (Note 4f).
      The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option was US$16.2 million less certain amounts that are stipulated in the Option Agreement.
      Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.
      On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million which the payment will be due on March 26, 2006. Payment of the strike price will be made through an escrow account established under the Escrow Agreement discussed below. The Company is required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.
      The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the remaining term of the KSO agreement of 6 years (Note 14). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated income would not have been significantly different from the reported amounts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2004, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (Rp139,752 million) and is presented as “Liabilities of business acquisitions” (Note 25).
      2. Escrow Agreement
      An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 15).

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
      Legal title to the escrow shares was transferred to Telkom in 3 (three) specific tranches on September 15, 2002 — 30%, September 30, 2003 — 15% and on December 31, 2004 — 55% upon payment of the promissory notes issued to the Selling Stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the Selling Stockholders only upon default on payment of the promissory notes by the Company and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.
      The Company and the Selling Stockholders also entered into a Stockholders Voting Agreement (“SVA”) on August 15, 2002, pursuant to which each stockholder of Pramindo delivered to the Company a Power of Attorney (“PoA”) whereby the Company obtained the right to vote the escrow shares. The Company thereby acquired the right to nominate all of the members of the Board of Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.
      The aggregate purchase price amounted to US$390.3 million (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (Rp82,218 million), consultants’ fees of US$5.9 million (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.
      The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the business in the KSO area. The amount is being amortized over the remaining term of the KSO agreement of 8.4 years (Note 14). There was no goodwill arising from this acquisition.
      In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section, is calculated as follows:

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
      The outstanding promissory notes issued for the acquisition of Pramindo are presented as “Liabilities of business acquisitions” in the consolidated balance sheet as of December 31, 2003 (Note 25). As of December 31, 2003, the outstanding promissory notes, before unamortized discount, amounted to US$191.2 million (Rp1,615,473 million). On January 28, 2004, the Company obtained a loan to finance the payment of these promissory notes (Note 20b). On March 15, 2004, the Company

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

c. AWI
      Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.
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

      Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 7.4 years (Note 14).
      The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.
      The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities of business acquisitions” in the consolidated balance sheets as of December 31, 2003 and 2004 (Note 25). As of December 31, 2003 and 2004, the outstanding promissory notes, before unamortized discount, amounted to US$109.1 million (Rp921,818 million) and US$98.2 million (Rp913,091 million), respectively.
      The allocation of the acquisition cost described above was based on an independent appraisal of fair values. In addition, the Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding, and the Company agreed to pay a settlement amount of US$20 million. Based on this settlement and subsequent receipt of trade receivables from KSO III, the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Company decided to reverse the provision for bad debts that had previously been recognized (Note 6d) and has accrued the costs related to the settlement at December 31, 2002.
  d. Amendment of the Joint Operation Scheme in Division Regional IV (“KSO IV”)
      On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are:

•	The rights to operate fixed-line telecommunications services are transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV are assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
      As a result of the amendment of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.
      The purchase price for this transaction was approximately US$390.7 million or equivalent to Rp3,285,362 million which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp

Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consideration	3,285,362

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 14). There was no goodwill arising from this acquisition.
      The Company’s consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.
      As of December 31, 2004, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$462.9 million (Rp4,305,125 million) and is presented as “Liabilities of business acquisitions” (Note 25).
  e. Pro forma operating results related to acquisition of KSO investors and KSO IV
      The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of Pramindo and AWI had taken place on January 1, 2002 and KSO IV on January 1, 2003. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	2002	2003	2004

Operating revenues	22,297,575	28,343,447	34,020,663
Operating income	8,778,831	11,687,955	13,916,465
Income before tax	11,726,254	11,399,321	12,071,780
Net income	8,127,080	6,509,255	6,117,619
Net income per share — in full Rupiah amount	403.13	322.88	303.45
Net income per ADS — in full Rupiah amount	16,125.16	12,915.19	12,138.13
  f. Advance payments for investments in shares of stock

	2003	2004

Dayamitra (Note 4a)	65,458	—

5. CASH AND CASH EQUIVALENTS

	2003	2004

Cash on hand	6,790	8,631

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	217,276	158,519
Bank Mandiri	109,887	192,056
Bank Rakyat Indonesia	9,988	10,712
Bank Pos Nusantara	1,135	1,278

Total	338,286	362,565

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

Foreign currencies
Bank Mandiri	32,016	98,951
Bank Negara Indonesia	1,576	1,765
Bank Rakyat Indonesia	453	612

Total	34,045	101,328

Total — related parties	372,331	463,893

Third parties
Rupiah
Citibank NA	302	362
Bank Bukopin	9,463	10,190
Bank Central Asia	7,889	5,906
Bank Niaga	2,102	1,884
ABN AMRO Bank	251	81,184
Bank Danamon	172	114
Lippo Bank	274	2,265
Bank Internasional Indonesia	3	26
Bank Buana Indonesia	218	45
Bank Muamalat Indonesia	76	75
Bank Mega	4,239	689
Deutsche Bank	6,097	9,173

Total	31,086	111,913

Foreign currencies
Citibank NA	3,231	4,416
Deutsche Bank	2,412	541
Standard Chartered Bank	1,808	322
ABN AMRO Bank	73	95
Bank Internasional Indonesia	22	31
Bank Central Asia	31	39
The Bank of Tokyo Mitsubishi	26	22

Total	7,603	5,466

Total — third parties	38,689	117,379

Total cash in banks	411,020	581,272

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

Time deposits
Related parties
Rupiah
Bank Mandiri	968,829	794,371
Bank Rakyat Indonesia	529,350	231,805
Bank Negara Indonesia	485,115	206,195
Bank Tabungan Negara	169,590	75,960

Total	2,152,884	1,308,331

Foreign currencies
Bank Mandiri	526,384	—
Bank Rakyat Indonesia	—	32,480
Bank Negara Indonesia	5,789	139,450

Total	532,173	171,930

Total — related parties	2,685,057	1,480,261

Third parties
Rupiah
Standard Chartered Bank	287,122	698,750
Bank Mega	91,342	98,906
Bank Bukopin	96,099	98,710
Bank Yudha Bhakti	1,000	—
Bank Niaga	4,500	102,787
Deutsche Bank	359,342	—
Bank Danamon	145,725	61,115
ABN AMRO Bank	1,000	11,000
Bank NISP	47,369	53,650
Bank Bumiputra	—	18,303
Bank Syariah Mega Indonesia	—	16,000
Bank Muamalat Indonesia	—	7,000
Bank Jabar	67,204	89,648

Total	1,100,703	1,255,869

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

Foreign currencies
Standard Chartered Bank	5,697	225,208
The Hongkong Shanghai Bank Corporation	—	253,043
Deutsche Bank	885,205	1,051,839

Total	890,902	1,530,090

Total — third parties	1,991,605	2,785,959

Total time deposits	4,676,662	4,266,220

Total cash and cash equivalents	5,094,472	4,856,123

      Range of interest rates per annum for time deposits is as follows:

	2003	2004

Rupiah	5.5% – 14.25%	3.00% – 9.50%
Foreign currencies	0.92% – 2.25%	0.55% – 1.95%
      The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
      Refer to Note 47 for details of related party transactions.
6. TRADE ACCOUNTS RECEIVABLE
      Trade accounts receivable from related parties and third parties arise from services provided to both retail and non-retail customers.
     a. By Debtor
     Related parties:

	2003	2004

KSO Units	265,517	145,810
Government agencies	181,551	289,644
PT Mandara Selular Indonesia	37,326	—
PT Citra Sari Makmur	20,450	20,127
PT Patra Telekomunikasi Indonesia	8,513	8,824
PT Aplikanusa Lintasarta	5,819	8,780
Others	2,679	10,847

Total	521,855	484,032
Allowance for doubtful accounts	(110,932)	(64,928)

Net	410,923	419,104

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.
     Third parties:

	2003	2004

Residential and business subscribers	2,682,288	3,213,598
Overseas international carriers	42,836	143,539
Others	29,841	—

Total	2,754,965	3,357,137
Allowance for doubtful accounts	(332,960)	(457,138)

Net	2,422,005	2,899,999

     b. By Age

Related parties:

	2003	2004

Up to 6 months	350,348	396,425
7 to 12 months	42,250	14,947
13 to 24 months	42,920	19,659
More than 24 months	86,337	53,001

Total	521,855	484,032
Allowance for doubtful accounts	(110,932)	(64,928)

Net	410,923	419,104

     Third parties:

	2003	2004

Up to 3 months	2,358,570	2,773,992
More than 3 months	396,395	583,145

Total	2,754,965	3,357,137
Allowance for doubtful accounts	(332,960)	(457,138)

Net	2,422,005	2,899,999

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     c. By Currency
     Related parties

	2003	2004

Rupiah	443,930	447,657
United States Dollar	77,925	36,375

Total	521,855	484,032
Allowance for doubtful accounts	(110,932)	(64,928)

Net	410,923	419,104

     Third parties

	2003	2004

Rupiah	2,720,331	3,198,875
United States Dollar	34,634	158,262

Total	2,754,965	3,357,137
Allowance for doubtful accounts	(332,960)	(457,138)

Net	2,422,005	2,899,999

     d. Movements in the allowance for doubtful accounts

	2002	2003	2004

Beginning balance	578,785	502,989	443,892
Additions	523,024	296,099	342,895
Reversal of allowance for trade accounts receivable from AWI (Note 4c)	(511,933)	—	—
Bad debts write-off	(86,887)	(355,196)	(264,721)

Ending balance	502,989	443,892	522,066

      Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.
      Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.
      Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. INVENTORIES

	2003	2004

Components:
Telephone terminals and spare parts	27,407	29,910
Cable and transmission installation spare parts	1,540	3,155
Other spare parts	13,521	20,546

Total	42,468	53,611
Allowance for obsolescence	(14,757)	(20,188)

Net	27,711	33,423

Modules:
Cable and transmission installation spare parts	55,997	53,683
Telephone terminals and spare parts	37,917	34,434
Other spare parts	272	142

Total	94,186	88,259
Allowance for obsolescence	(25,584)	(34,063)

Net	68,602	54,196

Cards:
SIM cards, RUIM cards and prepaid voucher blanks	57,838	115,948
Allowance for obsolescence	(148)	(482)

Net	57,690	115,466

Total	154,003	203,085

      Movements in the allowance for obsolescence are as follows:

	2003	2004

Beginning balance	53,795	40,489
Additions	4,523	14,800
Inventory write-off	(17,829)	(556)

Ending balance	40,489	54,733

      Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.
      At December 31, 2004, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$0.8 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8. PREPAID EXPENSES

	2003	2004

Rental	173,242	268,287
Salary	124,061	218,329
Insurance	98,167	98,485
Telephone directory issuance cost	11,091	27,246
Other	23,134	15,722

Total	429,695	628,069

9. OTHER CURRENT ASSETS

	2003	2004

Bank Mandiri	45,083	44,608

      As of December 31, 2003, the balance consists of the Company’s time deposits of US$4.6 million (Rp38,778 million) pledged as collateral for credit facility obtained by Napsindo (Note 20a) and Rp2,412 million pledged as collateral for bank guarantees, and Telkomsel’s Rupiah time deposits of Rp3,893 million pledged as collateral for bank guarantees covering payments of customs duties.
      As of December 31, 2004, the balance consists of the Company’s time deposits of US$4.6 million (Rp42,688 million) pledged as collateral for credit facility obtained by Napsindo (Note 20a) and Rp1,920 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10. LONG-TERM INVESTMENTS

	2003

	Percentage
	of	Opening		Equity in	Translation	Ending
	Ownership	Balance	Deduction	Net Income	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	62,270	—	1,585	(11,433)	52,422
PT Patra Telekomunikasi Indonesia**	30.00	12,843	(2,745)	1,234	—	11,332
PT Napsindo Primatel International*	60.00	4,693	(4,693)	—	—	—
PT Multimedia Nusantara*	100.00	1,928	(1,928)	—	—	—
PT Telekomindo Selular Raya	—	26,642	(26,642)	—	—	—
PT Metro Selular Nusantara	—	16,307	(16,307)	—	—	—
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		124,683	(52,315)	2,819	(11,433)	63,754

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108
PT Komunikasi Selular Indonesia	—	57,570	(57,570)	—	—	—
PT Mandara Selular Indonesia	7.44	—	—	—	—	—

		58,464	(57,570)	—	—	894

		183,147	(109,885)	2,819	(11,433)	64,648

  * Consolidated in 2003
** Deduction represents cash dividends received by the Company

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004

	Percentage
	of	Opening	Addition/	Equity in	Translation	Ending
	Ownership	Balance	(Deduction)	Net Income	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	52,422	—	2,331	5,363	60,116
PT Patra Telekomunikasi Indonesia	30.00	11,332	—	1,089	—	12,421
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		63,754	—	3,420	5,363	72,537

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Bridge Mobile Pte. Ltd.	14.29	—	9,290	—	—	9,290
Medianusa Pte. Ltd.	—	108	(108)	—	—	—
PT Mandara Selular Indonesia	3.63	—	—	—	—	—

		894	9,182	—	—	10,076

		64,648	9,182	3,420	5,363	82,613

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
      From the KMT — IP share-swap transaction, the Company recognized a loss of Rp47,307 million being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.
     a. PT Citra Sari Makmur (“CSM”)
      CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.
      As of December 31, 2003 and 2004, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.
     b. PT Patra Telekomunikasi Indonesia (“Patrakom”)
      Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2003 and 2004, the carrying amount of investment in Patrakom was equal to the underlying equity in net assets of Patrakom.
     c. PT Pasifik Satelit Nusantara (“PSN”)
      PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.
      As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.
      On August 8, 2003, as a result of share-swap transaction with CPSC, the Company’s interest in PSN effectively increased to 43.69%. The Company decided to increase its ownership interest in PSN as part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.
      In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. As of the date of issuance of these consolidated financial statements, the debt restructuring was not yet effective.
     d. PT Batam Bintan Telekomunikasi (“BBT”)
      BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.
     e. PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
      Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

f. Bridge Mobile Pte. Ltd
      On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.
      Telkomsel contributed US$1.0 million (Rp9,290 million) which represents a 14.286% ownership interest.

g. Medianusa Pte. Ltd.
      Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories. On November 30, 2004, Infomedia sold its entire ownership in Medianusa Pte. Ltd. for SGD0.024 million (Rp135 million) and recognized a gain of Rp27 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

h. PT Mandara Selular Indonesia (“Mobisel”)
      Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.
      As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.
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
      On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

i. PT Telekomindo Seluler Raya (“Telesera”)
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
      Based on a share-swap agreement dated December 5, 2001 among the Company, PT Rajawali Corporation (“RC”), Telekomindo and TMI, the parties agreed on the following:

•	The Company sold its investments in Telekomindo, TMI and GIP to RC for Rp101,838 million.

•	TMI sold its investments in PT Telekomindo Selular Raya (“Telesera”) and the fixed assets of PT Multisaka Mitra (“MSM”) to the Company for Rp87,907 million and Rp17,442 million, respectively.
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
      On August 8, 2003, the Company exchanged its investment in Telesera to CPSC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

j. PT Metro Selular Nusantara (“Metrosel”)
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

k. PT Menara Jakarta (“MJ”)
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

l. PT Komunikasi Selular Indonesia (“Komselindo”)
      Komselindo is a joint venture between the Company and PT Elektrindo Nusantara (“Elektrindo”), and is engaged in providing analog mobile cellular services. These services were previously provided by the Company under a revenue-sharing arrangement with Elektrindo.
      On August 30, 2002, Komselindo’s stockholders through an Extraordinary Stockholders’ Meeting approved the equity call for debt restructuring which was included in the Settlement Agreement and the Settlement, Termination and Release Agreement dated August 30, 2002. The Company released and waived its pre-emptive right to subscribe newly issued shares resulting in the dilution of the Company’s ownership in Komselindo to 14.20%.
      This debt restructuring transaction resulted in a net equity of Komselindo amounting to Rp405,421 million. As of December 31, 2002, the Company recorded its 14.20% interest in Komselindo at its net equity value of Rp57,570 million.
      On August 8, 2003, the Company sold its investment in Komselindo to CPSC.
11. PROPERTY, PLANT AND EQUIPMENT

	January 1,	AWI				December 31,
	2003	Acquisitions	Additions	Deductions	Reclassifications	2003

At cost or revalued amounts:
Direct acquisitions
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	AWI				December 31,
	2003	Acquisitions	Additions	Deductions	Reclassifications	2003

Cable network	13,122,336	1,075,987	637,068	(59,275)	712,681	15,488,797
Power supply	1,032,534	9,549	18,473	(3,996)	92,898	1,149,458
Data processing equipment	2,739,837	2,269	131,942	(1,810)	380,429	3,252,667
Other telecommunications peripherals	681,363	—	33,769	(369)	20,425	735,188
Office equipment	639,682	—	25,585	(1,802)	(2,974)	660,491
Vehicles	187,353	—	1,298	(1,760)	962	187,853
Other equipment	87,370	—	1,890	(6)	18,319	107,573
Property under construction:
Buildings	42,913	—	36,173	—	(24,198)	54,888
Switching equipment	348,286	—	222,275	—	(412,505)	158,056
Transmission installation and equipment	139,499	—	5,843,119	—	(5,888,711)	93,907
Satellite, earth station and equipment	264,029	—	390,994	—	(47,851)	607,172
Cable network	115,420	55,865	1,567,652	—	(1,724,413)	14,524
Power supply	5,715	—	18,416	—	(24,025)	106
Data processing equipment	10,807	—	63,945	(634)	(63,592)	10,526
Other telecommunications peripherals	13,649	—	15,853	(1,392)	(11,627)	16,483
Leased assets
Vehicles	3,640	—	73	(1,689)	(1,785)	239

Total	47,334,951	1,556,269	9,552,587	(148,787)	61,679	58,356,699

Accumulated depreciation:
Direct acquisitions
Buildings	736,997	—	115,602	(41,293)	1,013	812,319
Switching equipment	4,569,287	—	668,136	(4)	29,069	5,266,488
Telegraph, telex and data communication equipment	202,043	—	3,365	(59)	(11,100)	194,249
Transmission installation and equipment	3,183,736	—	1,784,031	(4,534)	(6,338)	4,956,895
Satellite, earth station and equipment	2,001,671	—	153,506	—	3,202	2,158,379
Cable network	5,286,209	—	1,300,460	(20,312)	46,924	6,613,281
Power supply	724,985	—	77,765	(3,437)	(1,388)	797,925
Data processing equipment	990,054	—	492,799	(2,394)	(10,643)	1,469,816
Other telecommunications peripherals	499,093	—	71,217	(240)	2,120	572,190
Office equipment	460,518	—	37,251	(1,088)	786	497,467
Vehicles	167,226	—	7,986	(1,705)	(373)	173,134
Other equipment	63,020	—	2,028	(6)	4,260	69,302
Leased assets
Vehicles	1,506	—	307	(848)	(851)	114

Total	18,886,345	—	4,714,453	(75,920)	56,681	23,581,559

Net Book Value	28,448,606					34,775,140

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	KSO IV				December 31,
	2004	Acquisitions	Additions	Deductions	Reclassifications	2004

At cost or revalued amounts:
Direct acquisitions
Land	298,964	—	34,212	(156)	(5,681)	327,339
Buildings	1,819,095	7,021	29,722	(14,448)	328,665	2,170,055
Switching equipment	10,473,392	616,769	209,463	(52,829)	(886,695)	10,360,100
Telegraph, telex and data communication equipment	199,314	—	4,071	(14)	10,484	213,855
Transmission installation and equipment	16,818,179	271,678	245,170	(573,950)	10,161,066	26,922,143
Satellite, earth station and equipment	6,209,827	—	30,998	(165,130)	(2,720,892)	3,354,803
Cable network	15,488,797	1,427,049	195,947	(44,651)	633,932	17,701,074
Power supply	1,149,458	18,644	22,784	(6,116)	9,940	1,194,710
Data processing equipment	3,252,667	32,012	469,470	(11,671)	44,263	3,786,741
Other telecommunications peripherals	735,188	—	62,550	(3,872)	30,768	824,634
Office equipment	660,491	102	32,513	(8,470)	(22,970)	661,666
Vehicles	187,853	3,859	4,972	(9,285)	4,004	191,403
Other equipment	107,573	—	1,855	(71)	3,269	112,626
Property under construction:
Buildings	54,888	—	46,137	—	(47,613)	53,412
Switching equipment	158,056	—	57,033	—	(215,089)	—
Transmission installation and equipment	93,907	—	5,067,293	—	(4,986,069)	175,131
Satellite, earth station and equipment	607,172	—	234,354	—	(64,627)	776,899
Cable network	14,524	—	2,006,243	—	(1,995,259)	25,508
Power supply	106	—	24,953	—	(24,990)	69
Data processing equipment	10,526	—	30,065	—	(23,910)	16,681
Other telecommunications peripherals	16,483	—	10,594	—	(27,077)	—
Leased assets
Vehicles	239	—	11	—	163	413

Total	58,356,699	2,377,134	8,820,410	(890,663)	205,682	68,869,262

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	KSO IV				December 31,
	2004	Acquisitions	Additions	Deductions	Reclassifications	2004

Accumulated depreciation:
Direct acquisitions
Buildings	812,319	—	136,083	(11,209)	15,445	952,638
Switching equipment	5,266,488	—	748,667	(36,795)	(377,087)	5,601,273
Telegraph, telex and data communication equipment	194,249	—	853	(791)	4,342	198,653
Transmission installation and equipment	4,956,895	—	2,747,743	(513,618)	1,017,239	8,208,259
Satellite, earth station and equipment	2,158,379	—	199,729	(165,075)	(660,751)	1,532,282
Cable network	6,613,281	—	1,560,387	(33,777)	95,770	8,235,661
Power supply	797,925	—	108,436	(5,642)	4,061	904,780
Data processing equipment	1,469,816	—	680,399	(11,221)	(26,173)	2,112,821
Other telecommunications peripherals	572,190	—	75,248	(3,664)	68,804	712,578
Office equipment	497,467	—	68,822	(7,291)	3,759	562,757
Vehicles	173,134	—	11,730	(8,224)	4,224	180,864
Other equipment	69,302	—	17,469	(71)	7,827	94,527
Leased assets
Vehicles	114	—	33	—	(77)	70

Total	23,581,559	—	6,355,599	(797,378)	157,383	29,297,163

Net Book Value	34,775,140					39,572,099

	2003	2004

Proceeds from sale of property, plant and equipment	255,750	67,196
Net book value	72,867	93,285

Gain/(loss) on disposal	182,883	(26,089)

      In accordance with the amended and restated KSO agreement with MGTI (Note 4d), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of December 31, 2004, the net book value of these property, plant and equipment was Rp2,000,073 million.
      As of December 31, 2003 and 2004, the net book value of property, plant and equipment included in the Company’s property, plant and equipment that are utilized by the KSOs amounted to Rp795,838 million and Rp449,016 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.
      Interest capitalized to property under construction amounted to Rp20,108 million, Rp22,925 million and Rp57,690 million in 2002, 2003 and 2004, respectively.
      Foreign exchange (gains) losses capitalized as part of property under construction amounted to (Rp27,568 million), nil and Rp74,283 million in 2002, 2003 and 2004, respectively.
      The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
between 2005-2034. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.
      Some of the Company’s land is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.
      As of December 31, 2004, the Company operated two satellites which primarily provide backbone transmission links for its Network and earth station satellite up-linking and down-linking services to domestic and international users. The Company can allocate the transponders in the satellite following to customer’s demand. As of December 31, 2004, there were no events or changes in circumstances which indicate that the carrying amount of the Company’s satellites may not be recoverable.
      The estimated date of completion of assets under construction is between January 2005 and June 2005. Management believes that there is no impediment to the completion of the construction in progress.
      As of December 31, 2004, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp23,055,406 million plus US$2,288 million. In addition, the Telkom-1 satellite is insured for US$51.6 million. Management believes that the insurance coverage is adequate.
      On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darusallam with net book value of Rp54,863 million were destroyed by earthquake and tsunami. As of December 31, 2004, the Company has recorded the loss in “Other Income (Expense)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. As of the date of issuance of these financial statements, verification by insurance companies is still in progress. The Company and its subsidiaries will recognize insurance claims on the loss when the insurance companies have completed their verification and agreed on the claimed amounts.
      Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Note 24).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				December 31,
	2003	Additions	Deductions	Reclassifications	2003

At cost:
Land	3,160	—	—	—	3,160
Buildings	23,727	—	—	(3,472)	20,255
Switching equipment	623,757	—	(9,154)	(76,713)	537,890
Transmission installation and equipment	107,558	—	(14,530)	—	93,028
Cable network	333,188	27,314	—	(42,121)	318,381
Other telecommunications peripherals	129,196	—	(2,711)	(2,513)	123,972

Total	1,220,586	27,314	(26,395)	(124,819)	1,096,686

Accumulated depreciation:
Land	1,278	171	—	—	1,449
Buildings	10,411	1,155	—	(1,762)	9,804
Switching equipment	360,637	37,458	(9,154)	(47,416)	341,525
Transmission installation and equipment	95,198	9,052	(14,530)	—	89,720
Cable network	246,244	17,231	—	(38,300)	225,175
Other telecommunications peripherals	129,196	—	(2,711)	(2,513)	123,972

Total	842,964	65,067	(26,395)	(89,991)	791,645

Net Book Value	377,622				305,041

	January 1,				December 31,
	2004	Additions	Deductions	Reclassifications	2004

At cost:
Land	3,160	222	—	—	3,382
Buildings	20,255	225	—	(7,058)	13,422
Switching equipment	537,890	12,473	—	(132,226)	418,137
Transmission installation and equipment	93,028	200,251	—	(34,160)	259,119
Cable network	318,381	117,228	—	(39,469)	396,140
Other telecommunications peripherals	123,972	234	—	(20,709)	103,497

Total	1,096,686	330,633	—	(233,622)	1,193,697

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,				December 31,
	2004	Additions	Deductions	Reclassifications	2004

Accumulated depreciation:
Land	1,449	152	—	—	1,601
Buildings	9,804	802	—	(3,529)	7,077
Switching equipment	341,525	34,757	—	(90,160)	286,122
Transmission installation and equipment	89,720	13,406	—	(34,160)	68,966
Cable network	225,175	33,817	—	(31,475)	227,517
Other telecommunications peripherals	123,972	24	—	(20,709)	103,287

Total	791,645	82,958	—	(180,033)	694,570

Net Book Value	305,041				499,127

      In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
      The unearned income on revenue-sharing arrangements is as follows:

	2003	2004

Gross amount	1,096,686	1,193,697

Accumulated amortization:
Beginning balance	(1,077,789)	(984,954)
Addition (Note 37)	(58,379)	(82,033)
Deduction	151,214	233,622

Ending balance	(984,954)	(833,365)

Net	111,732	360,332

13. ADVANCES AND OTHER NON-CURRENT ASSETS
      Advances and other non-current assets consist of:

	2003	2004

Advances for purchase of property, plant and equipment	28,698	1,070,065
Security deposits	22,851	28,345
Restricted cash	5,053	114,202
Deferred landrights charges	74,299	93,843
Others	45,053	65,896

Total	175,954	1,372,351

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Restricted cash represents time deposits with original maturities of more than one year held by the Company and its subsidiaries and are pledged as collateral for bank guarantee.
      Deferred landrights charges represent costs to extend the contractual life of the landrights which are deferred and amortized over the new contractual life.
14. GOODWILL AND OTHER INTANGIBLE ASSETS
      The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2003 and 2004 are as follows:

		Other
		Intangible
	Goodwill	Assets	Total

Gross carrying amount:
Balance as of December 31, 2002	106,348	4,028,842	4,135,190
Addition — acquisition of AWI (Note 4c)	—	1,982,564	1,982,564

Balance as of December 31, 2003	106,348	6,011,406	6,117,754

Accumulated amortization:
Balance as of December 31, 2002	(33,681)	(209,364)	(243,045)
Amortization expense for 2003	(21,270)	(709,389)	(730,659)

Balance as of December 31, 2003	(54,951)	(918,753)	(973,704)

Net book value	51,397	5,092,653	5,144,050

Weighted-average amortization period	5 years	8.26 years

		Other
		Intangible
	Goodwill	Assets	Total

Gross carrying amount:
Balance as of December 31, 2003	106,348	6,011,406	6,117,754
Addition — acquisition of Dayamitra (Note 4a)	—	231,477	231,477
Addition — acquisition of KSO IV (Note 4d)	—	908,228	908,228

Balance as of December 31, 2004	106,348	7,151,111	7,257,459

Accumulated amortization:
Balance as of December 31, 2003	(54,951)	(918,753)	(973,704)
Amortization expense for 2004	(21,270)	(851,060)	(872,330)

Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)

Net book value	30,127	5,381,298	5,411,425

Weighted-average amortization period	5 years	7.97 years
      Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 4). Goodwill resulted from the acquisition of GSD (Note 1c).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The estimated annual amortization expense relating to goodwill for the years ending December 31, 2005 and 2006 is Rp21,269 million and Rp8,858 million, respectively. The estimated annual amortization expense relating to other intangible assets for each of the next five years beginning from January 1, 2005 is Rp896,883 million per year.
15. ESCROW ACCOUNTS
      Escrow accounts consist of the following:

	2003	2004

Citibank N.A., Singapore	239,689	30,059
JP Morgan Chase Bank	276,439	—
Bank Mandiri	6,018	6,222

	522,146	36,281

  a. Citibank N.A., Singapore
      This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 4a).
      In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement; therefore, as of December 31, 2004, this escrow account is used to facilitate the payment of the Company’s obligations under the Option Agreement with TMC.
      The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

b. JP Morgan Chase Bank
      This escrow account with JP Morgan Chase Bank (“Pramindo Escrow Agent”) was established to facilitate the settlement of the Company’s obligations under its Conditional Sale and Purchase Agreement for the acquisition of Pramindo (Note 4b).
      In accordance with the Escrow Agreement, the Company was required to make installment payments of US$12.8 million for eleven months and US$15.0 million for sixteen months. The first installment was due on October 1, 2002.
      The escrow account earned interest at LIBOR minus 0.4% per annum, which was computed on a daily basis. The interest income earned was included as part of the escrow funds.
      On March 15, 2004, the Company repaid the entire obligations related to the Pramindo transaction. On March 18, 2004, the escrow account was closed and the remaining balance of US$7.8 million was transferred to the Company’s account.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. Bank Mandiri
      The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24f).

16.	TRADE ACCOUNTS PAYABLE

	2003	2004

Related parties
Payables to other telecommunications carriers	322,842	196,127
Concession fees	224,370	254,665
Purchases of equipment, materials and services	110,266	192,302

Total	657,478	643,094

Third parties
Purchases of equipment, materials and services	2,892,803	3,366,320
Payables related to revenue-sharing arrangements	94,508	220,158
Payables to other telecommunication providers	122,543	24,978

Total	3,109,854	3,611,456

Total	3,767,332	4,254,550

      Trade accounts payable by currency are as follows:

	2003	2004

Rupiah	2,825,795	3,613,715
U.S. Dollar	900,408	638,861
Euro	29,463	—
Japanese Yen	10,033	715
Great Britain Pound Sterling	916	1,092
Singapore Dollar	717	147
Myanmar KYAT	—	20

Total	3,767,332	4,254,550

      Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.	ACCRUED EXPENSES

	2003	2004

Early retirement benefits	132,810	—
Salaries and employee bonuses	442,785	321,237
Interest and bank charges	261,050	163,203
General, administrative and marketing	259,462	242,597
Operations, maintenance and telecommunications services	89,103	324,329

Total	1,185,210	1,051,366

      Based on the Board of Directors’ Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 and Resolution of Human Resources Director No. KR.18/PS900/SDM-30/2003 dated October 9, 2003 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees’ rights under the early retirement program, method of calculation and payments for compensation and other benefits in 2003 and 2004 are provided in the Board of Directors’ Resolution No. KD.80/PS900/SDM-20/2002 regarding Employees’ Rights under Early Retirement Program Year 2003 and Resolution of Human Resources Director No. KR 1217/PS900/SDM.30/2004 regarding Early Retirement, respectively. Accrued early retirement benefits as of December 31, 2003 and early retirement benefits for 2004 were fully paid in 2004.

18.	UNEARNED INCOME

	2003	2004

Prepaid pulse reload vouchers	740,077	1,017,530
Other telecommunication services	16,361	7,669
Other	6,773	4,801

Total	763,211	1,030,000

19.	ADVANCES FROM CUSTOMERS AND SUPPLIERS
      Represent security deposits received from customers related to services and performance guarantee deposits from suppliers related to procurement contracts.

20.	SHORT-TERM BANK LOANS
      Short-term bank loans consist of:

	2003	2004

Bank Mandiri	37,642	41,433
ABN AMRO Bank	—	604,500
Bank Central Asia	—	455,700

Total	37,642	1,101,633

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

a. Bank Mandiri
      On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one–year term. The loan is secured with the Company’s time deposits (Note 9) with interest rate at 2% above the pledged time deposits interest rate (i.e. 3% as of December 31, 2003 and 2.65% as of December 31, 2004). On November 11, 2003, the facility was extended until August 28, 2004. The facility can be extended upon approval by the Company. Subsequently, on September 23, 2004, this loan facility was extended for another one-year term and will expire on August 28, 2005.
      On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one–year term. On May 4, 2004, the facility was extended for another one year term and will expire on April 24, 2005. The loan is secured by the Company’s time deposits (Note 9) and bears interest at 2% above the pledged time deposits interest rate (i.e. 3% as of December 31, 2003 and 2.65% as of December 31, 2004).
      As of December 31, 2003 and 2004, principal outstanding under these facilities amounted to US$4.5 million (Rp37,642 million) and US$4.5 million (Rp41,433 million).

b. ABN AMRO Bank
      On January 28, 2004, the Company signed a short-term loan agreement with ABN AMRO Bank N.V., Jakarta Branch for a facility of US$129.7 million. The loan was used to settle the outstanding promissory notes at March 15, 2004 which were issued for the acquisition of Pramindo (Note 4b). The principal and interest are payable in 10 monthly installments from March 2004 to December 2004. The loan bears interest at LIBOR plus 2.75%. As of December 31, 2004, the loan was repaid and the loan agreement was terminated on January 6, 2005.
      On December 21, 2004, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a short-term loan with a maximum facility of US$65.0 million. The loan principal of US$30.0 million and US$35.0 million is due on March 31, 2005 and June 30, 2005, respectively. The loan is unsecured and bears interest at 3-month U.S. Dollar LIBOR plus 2.5% (i.e. 5.02% as of December 31, 2004). Principal outstanding as of December 31, 2004 was Rp604,500 million (US$65.0 million).

c. Bank Central Asia
      On December 27, 2004, the Company entered into a loan agreement with Bank Central Asia for a short-term loan with a maximum facility of US$49.0 million. The loan is due on June 28, 2005. The facility is unsecured and bears interest at 1-month LIBOR plus 2.85% (i.e. 5.27% as of December 31, 2004). Principal outstanding as of December 31, 2004 amounted to Rp455,700 million (US$49.0 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21. MATURITIES OF LONG-TERM LIABILITIES

a. Current maturities

	Notes	2003	2004

Two-step loans	22	832,135	655,422
Medium-term Notes	23	—	468,976
Bank loans	24	808,793	602,516
Liabilities of business acquisitions	25	1,587,775	573,908
Suppliers’ credit loans	26	164,958	—
Bridging loan	27	49,855	—

Total		3,443,516	2,300,822

b. Long-term portion

	Notes	Total	2006	2007	2008	2009	Later

		(In billions of Rupiah)
Two-step loans	22	5,363.3	570.7	501.6	460.4	444.9	3,385.7
Guaranteed Notes	23	736.2	—	736.2	—	—	—
Bonds	23	986.6	—	986.6	—	—	—
Medium-term Notes	23	608.7	144.7	464.0	—	—	—
Bank loans	24	1,775.8	750.9	623.6	400.8	0.4	0.1
Liabilities of business acquisitions	25	3,743.3	746.7	690.4	767.8	748.0	790.4

Total		13,213.9	2,213.0	4,002.4	1,629.0	1,193.3	4,176.2

22. TWO-STEP LOANS
      Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.
      On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia — Directorate General of Treasury.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The details of the two-step loans are as follows:

	Interest Rate		Outstanding

Creditors	2003	2004	2003	2004

Overseas banks	3.10% – 14.90%	3.10% – 13.25%	7,441,076	5,889,703
Consortium of contractors	3.20% – 14.90%	3.20% – 13.25%	249,969	129,002

Total			7,691,045	6,018,705
Current maturities			(832,135)	(655,422)

Long-term portion			6,858,910	5,363,283

      The details of two-step loans obtained from overseas banks as of December 31, 2003 and 2004 are as follows:

	Interest Rate		Outstanding

Currencies	2003	2004	2003	2004

U.S. Dollar	4.00% – 7.98%	4.00% – 7.98%	2,946,687	2,397,437
Rupiah	9.69% – 14.90%	8.30% – 13.25%	3,050,043	2,098,948
Japanese Yen	3.10%	3.10%	1,244,331	1,393,318
Euro	7.33% – 8.45%	7.33% – 8.45%	200,015	—

Total			7,441,076	5,889,703

      The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2024.
      Details of two-step loans obtained from a consortium of contractors as of December 31, 2003 and 2004 are as follows:

	Interest Rate		Outstanding

Currencies	2003	2004	2003	2004

Rupiah	12.66% – 14.90%	8.30% – 13.25%	116,574	9,924
Japanese Yen	3.20%	3.20%	133,395	119,078

Total			249,969	129,002

      The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until June 15, 2008.
      Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1% or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2004, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.
      The Company should maintain financial ratios as follows:

a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.
      As of December 31, 2004, the Company complied with the above mentioned ratios.
23. NOTES AND BONDS

	2003	2004

Guaranteed Notes	1,121,224	736,174
Bonds	981,278	986,564
Medium-term Notes	—	1,077,703

Total	2,102,502	2,800,441
Current maturities	—	(468,976)

Long-term portion	2,102,502	2,331,465

a. Guaranteed Notes
      In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150.0 million Guaranteed Notes (the “Notes”) which are unconditionally and irrevocably guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.
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
      TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption, provided that if only part of the Notes are redeemed, the principal amount of the outstanding Notes after such redemption will be at least US$100.0 million.
      The Notes are listed on the Singapore Exchange Securities Trading Limited. The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of TSFL and will at all times

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
rank pari passu and without any preference among themselves. The payment obligations of TSFL under the Notes shall, save for such exceptions as may be provided by applicable laws, at all times rank at least equivalent with all other present and future unsecured and unsubordinated obligations of TSFL. The net proceeds from the sale of the Notes were used by TSFL to lend to Telkomsel in financing its capital expenditures.
      Based on the “On-Loan Agreement”, dated April 30, 2002 between Telkomsel and TSFL, TSFL lent the proceeds from the subscription of the Notes to Telkomsel at an interest rate of 9.765% per annum, payable under the same terms as above. Subsequently, on September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled. The loan will mature on April 30, 2007 or on such an earlier date as the loan may become repayable.
      The current rating for the Notes issued by Pefindo is AAA, by Standard and Poor’s is BB- and by Fitch is B+.

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
      The current rating for the bonds issued by Pefindo is AAA and by Standard and Poor’s is BB-.
      As of December 31, 2003 and 2004, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2003	2004

Principal	1,000,000	1,000,000
Bond issuance costs	(18,722)	(13,436)

Net	981,278	986,564

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
      As of December 31, 2004, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c.	Medium-term Notes
      On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Medium-term Notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million (Note 24a).
      The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate

A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

      Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.
      As of December 31, 2004, the outstanding principal and unamortized debt issuance costs are as follows:

Rp

Principal	1,080,000
Debt issuance costs	(2,297)

1,077,703
Current maturities	(468,976)

Long-term portion	608,727

      The current rating for the Notes issued by Pefindo is AAA.
      During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
      As of December 31, 2004, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	BANK LOANS
      The details of long-term bank loans as of December 31, 2003 and 2004 are as follows:

			2003		2004

			Outstanding		Outstanding

			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent

Group of lenders	US$	—	172.3	1,456,063	—	—
Citibank N.A.	EUR	73.4	64.9	690,646	51.4	649,758
	US$	113.3	51.3	434,059	85.9	798,197
Bank Central Asia	Rp	173,000.0	—	139,826	—	143,489
Deutsche Bank	Rp	108,817.7	—	95,418	—	41,009
Bank Finconesia	Rp	—	—	15,884	—	—
Bank Mandiri	Rp	82,425.3	—	42,115	—	59,729
Syndicated banks	Rp	90,000.0	—	34,263	—	8,088
	US$	4.0	1.9	15,751	0.4	4,092
Bank Niaga	Rp	7,765.0	—	565	—	7,330
The Export-Import Bank of Korea	US$	124.0	—	—	59.1	549,449
Consortium of banks	Rp	150,000.0	—	—	—	117,174

Total				2,924,590		2,378,315
Current maturities of bank loans				(808,793)		(602,516)

Long-term portion				2,115,797		1,775,799

a.	Group of lenders
      AWI had a loan of US$270.9 million from a group of lenders (the “lenders”) before it was 100% acquired by the Company on July 31, 2003. Based on the Conditional Sale and Purchase Agreement related to the acquisition, the Company assumed the loan by repaying US$74.0 million and entering into a credit agreement with the lenders to finance the remaining outstanding balance of the loan amounting to US$197.0 million, with JP Morgan Chase Bank, Hong Kong office, as the facility agent. This loan bears an interest at LIBOR plus 3.5% per annum, net of 10% withholding tax (i.e. 4.65% as of December 31, 2003). The Company must pay an annual facility agent fee of US$0.1 million. The loan is repayable in 8 semi-annual installments beginning on December 31, 2003 with the first through the seventh installment of US$24.7 million and final installment of US$24.4 million. The Company has repaid the entire outstanding balance in December 2004 using the proceeds from issuance of Medium-term Notes (Note 23c) and the credit agreement was terminated on January 3, 2005.

b.	Citibank N.A.
     1. Hermes Export Facility
      On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 52a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility of EUR76.2 million which is divided into several tranches.
      The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.
      The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.98% as of December 31, 2003 and 2.963% as of December 31, 2004). Interest is payable semi-annually, starting on the utilization date of the Facility.
      In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR 6.1 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.
      As of December 31, 2003 and 2004, the outstanding balance was EUR64.9 million (Rp690,646 million) and EUR51.4 million (Rp649,758 million), respectively.
      The schedule of the principal payments on this long-term loan as of December 31, 2004 is as follows:

	Amount

	EUR	Rupiah
Year	(in millions)	Equivalent

2005	14.7	185,645
2006	14.7	185,645
2007	11.0	139,234
2008	11.0	139,234

2.	High Performance Backbone (“HP Backbone”) Loans
      a. On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.
      The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.
      The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.
      As of December 31, 2003 and 2004, the outstanding loan was US$15.1 million (Rp127,664 million) and US$16.8 million (Rp155,918 million), respectively. The loan is payable in ten semi-annual installments beginning in July 2004.
      Amounts drawn from the facility bear interest at LIBOR plus 0.75% (i.e., 1.98% and 2.97% as of December 31, 2003 and 2004, respectively).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      b. On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as “Arranger”) and Citibank International plc (as “Agent”), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.
      Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2003 and 2004 was US$16.7 million (Rp141,073 million) and US$13.0 million (Rp120,809 million), respectively.
      During the period when the loans are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. Debt service coverage ratio should exceed 1.5:1
      2. Debt to equity ratio should not exceed:

a. 3:1 for the period of April 10, 2002 to January 1, 2003

b. 2.75:1 for the period of January 2, 2003 to January 1, 2004

c. 2.5:1 for the period of January 2, 2004 to January 1, 2005

d. 2:1 for the period of January 2, 2005 to the fully repayment date of the loans
      3. Debt to EBITDA ratio should not exceed:

a. 3.5:1 for the period of April 10, 2002 to January 1, 2004

b. 3:1 for the period of January 2, 2004 to the fully repayment date of the loans
      The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person. As of June 9, 2004, the Company obtained a written waiver from Citibank International plc with regard to entering into the AWI loan (Notes 4c and 24a). As of December 31, 2004, the Company complied with the covenants.
     3. EKN-Backed Facility
      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 52a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility amount of US$70.5 million which is divided into several tranches.
      The agreement was subsequently amended on December 17, 2004, among others, to reduce the total Facility to US$68.9 million.
      The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.27% and 4.02% as of December 31, 2003 and 2004, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In addition to the interest, in 2003 and 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$4.2 million and US$1.5 million, respectively, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.
      The total amount drawn down from the Facility in 2003 and 2004 amounted to US$21.7 million (equivalent to Rp184,834 million) and US$47.3 million (equivalent to Rp428,719 million), respectively. As of December 31, 2003 and 2004, the outstanding balance was US$19.5 million (Rp165,322 million) and US$56.1 million (Rp521,470 million), respectively.
      The schedule of the principal payments on this long-term loan as of December 31, 2004 is as follows:

	Amount

	US$	Rupiah
Year	(in millions)	Equivalent

2005	15.5	143,841
2006	15.5	143,841
2007	12.6	116,894
2008	12.5	116,894
      The following table summarizes the principal outstanding on loans from Citibank N.A. as of December 31, 2003 and 2004:

	2003			2004

	Foreign			Foreign
	Currencies		Rupiah	Currencies		Rupiah
	(in millions)		Equivalent	(in millions)		Equivalent

Hermes Export Facility		EUR64.9	690,646		EUR51.4	649,758
HP Backbone loans	US$	31.8	268,737	US$	29.8	276,727
EKN-Backed Facility	US$	19.5	165,322	US$	56.1	521,470

Total			1,124,705			1,447,955
Current maturities			(242,116)			(402,983)

Long-term portion			882,589			1,044,972

c. Bank Central Asia
      On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.
      Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 11.05% and 10.02% as of December 31, 2003 and 2004, respectively). The loans are payable in twelve unequal quarterly installments beginning January 2004. The loan will mature in October 2006.
      Total principal outstanding as of December 31, 2003 and 2004 were Rp139,826 million and Rp143,489 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The loan facility from Bank Central Asia is not collateralized.
      During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. EBITDA to interest ratio should not exceed 4:1
      2. EBITDA to interest and principal ratio should exceed 1.5:1
      3. Debt to EBITDA ratio should not exceed 3:1
      In 2003, the Company breached a covenant in the loan agreement which stipulated that the Company would not make any guarantee or collateralize its assets for an amount exceeding US$2 million or its equivalent. On June 23, 2004, the Company obtained a written waiver from Bank Central Asia with regard to the Company’s time deposits of US$4.6 million collateralized for Napsindo’s loan (Notes 9 and 20a). Subsequently, the covenant in the loan agreement was amended to increase the limit of the guarantee or collateralized assets to Rp500,000 million (equivalent US$53.9 million).

d. Deutsche Bank AG
      On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital (“EWSD”) and Nippon Electric Automatic Exchange (“NEAX”), respectively, in Regional Division V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG (“Facility Agent”). The loans bear fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,009 million beginning in January 2004 for loan ex-PT Siemens Indonesia. As of December 31, 2003 and 2004, the outstanding balance was Rp 95,418 million and Rp41,009 million, respectively.

e. Bank Finconesia
      On June 28, 2002, the Company entered into a contract agreement with PT Olex Cables Indonesia for addition of installation of Central Lucent in Regional Division V. Subsequently, 80% of the contract amounts were factored by the vendor to Bank Finconesia. The loan bears fixed interest rate at 19% per annum and is repayable in two annual installments of Rp15,884 million beginning in December 2003. As of December 31, 2004, the facility has been repaid.

f. Bank Mandiri
      On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. On December 30, 2003 and September 1, 2004, Bank Mandiri agreed to decrease the interest rate to 14% per annum commencing in January 2004 and 11.25% per annum commencing from September 1, 2004, respectively.
      On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. On

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
September 1, 2004, Bank Mandiri agreed to decrease the interest rate to 11.25% commencing from September 1, 2004. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd.
      The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO Unit VI. As of December 31, 2003 and 2004, total principal outstanding under these facilities amounted to Rp39,925 million and Rp58,254 million, respectively.
      On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 15% per annum payable on a monthly basis, is secured by Balebat’s operating equipment and will mature in July 2006. The principal is repayable on a monthly basis. As of December 31, 2003 and 2004, principal outstanding under this facility amounted to Rp2,190 million and Rp1,475 million, respectively.

g. Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan)
      On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia (“BCA”, lender), providing a total facility of US$4.0 million and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.
      Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter (i.e., 3.38% and 4.875% as of December 31, 2003 and 2004, respectively). Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12-month time deposit rate) thereafter (i.e., 11.625% and 11.125% as of December 31, 2003 and 2004, respectively).
      The loans are payable in eleven quarterly installments beginning in September 2002. The loans will mature on March 15, 2005.
      Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of December 31, 2003 and 2004 are Rp34,263 million and US$1.9 million (Rp15,751 million) and Rp8,088 million and US$0.4 million (Rp4,092 million), respectively. The loans were fully repaid on March 15, 2005.
      The Company pledged the property under construction as collateral for the IP Backbone loan with a maximum amount of US$14.6 million and Rp401 million.
      Average interest rates for the loans during 2003 and 2004 were as follows:

	2003	2004

Rupiah	11.63% – 19.00%	10.83% – 11.63%
U.S. Dollar	3.31% – 3.69%	3.31% – 4.88%
      Under the Loan Agreement, the Company should maintain quarterly financial ratios as follows:
      1. Debt to equity ratio should not exceed 3:1
      2. EBITDA to interest expense should exceed 5:1
      As of December 31, 2004, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

h. Bank Niaga
      On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of December 31, 2003 and 2004, principal outstanding amounted to Rp565 million and Rp249 million, respectively.
      On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant (“Investment Facility”) which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery (“Specific Transaction Facility”) which bears interest at 12% per annum. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of December 31, 2004, principal outstanding under these facilities amounted to Rp7,081 million.

i. The Export-Import Bank of Korea
      On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium (Note 52a(iv)) and available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 in each year beginning in 2006. As of December 31, 2004, principal outstanding amounted to US$59.1 million (equivalent Rp549,449 million).

j. Consortium of banks
      On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.
      Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the drawdown period was amended to expire 18 months from the signing of the Addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007 and the value of the project equipment secured was reduced to Rp187,500 million.
      As of December 31, 2004, interest rate charged on the loan was 10.19% and the principal outstanding amounted to Rp117,174 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. Debt to equity ratio should not exceed 3:1
      2. EBITDA to interest expense should exceed 5:1
      As of December 31, 2004, the Company complied with the above mentioned ratios.
25. LIABILITIES OF BUSINESS ACQUISITIONS
      This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of Pramindo in respect of the Company’s acquisition of 100% of Pramindo, to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, to TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares and to MGTI in respect of the Company’s acquisition of KSO IV.

	2003	2004

Pramindo transaction (Note 4b)
France Cables et Radio S.A.	646,100	—
PT Astratel Nusantara	565,497	—
Indosat	210,042	—
Marubeni Corporation	129,220	—
International Finance Corporation, USA	48,457	—
NMP Singapore Pte. Ltd.	16,157	—
Less discount on promissory notes	(80,184)	—

	1,535,289	—

AWI transaction (Note 4c)
PT Aria Infotek	483,955	479,373
The Asian Infrastructure Fund	115,227	114,136
MediaOne International I B.V.	322,636	319,582
Less discount on promissory notes	(122,358)	(90,173)

	799,460	822,918

Dayamitra transaction (Note 4a)
TM Communication (HK) Ltd.	—	139,752
Less discount on promissory notes	—	(11,883)

	—	127,869

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

KSO IV transaction (Note 4d)
MGTI	—	4,305,125
Less discount	—	(938,687)

	—	3,366,438

Total	2,334,749	4,317,225
Current maturity — net of discount (Note 21a)	(1,587,775)	(573,908)

Long-term portion — net of discount	746,974	3,743,317

26. SUPPLIERS’ CREDIT LOANS

	2003	2004

Tomen Corporation	139,608	—
Cable & Wireless plc	26,021	—

Total	165,629	—
Current maturities	(164,958)	—

Long-term portion	671	—

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
      In connection with the above agreement, Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with Tomen on November 18, 1998. The total commitment under the SCA was US$54.0 million of which US$50.4 million had been drawn down before the expiration date of the available credit on September 30, 1999.
      Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears. Annual interest rates in 2003 and 2004 ranged from 5.53% to 5.92% and from 5.52% to 5.72%, respectively.
      The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan (Note 27). On May 10, 2004, the loan was repaid and the loan agreement was terminated on November 9, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b. Cable and Wireless plc (“C&W plc”)
      Dayamitra entered into a Supplier’s Credit Agreement (“SCA”) with C&W plc on May 19, 1999.
      The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA loan contains a minimum fixed repayment schedule, however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA. Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2003 and 2004 ranged from 5.53% to 5.92% and from 5.22% to 5.72%, respectively.
      The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to stockholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc. On May 10, 2004, the loan was repaid and the loan agreement was terminated on November 9, 2004.
27. BRIDGING LOAN

	2003	2004

Total outstanding amount	50,365	—
Current maturities	(49,855)	—

Long-term portion	510	—

      This loan is owed by Dayamitra to C&W plc under a bridging loan facility which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or a quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2003 and 2004 ranged from 5.06% to 5.42% and from 5.22% to 5.72%, respectively.
      C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier’s Credit Loans. The security provided against the bridging loan facility consists of an assignment of KSO revenues, an assignment of bank accounts, a security interest in Dayamitra’s movable assets, an assignment of the Tomen construction contract, an assignment of proceeds from early termination of the KSO license by the Company, and an assignment of insurance proceeds.
      Distributions to stockholders in the form of dividends or repayment of share capital require the written consent of C&W plc. On May 10, 2004, the loan was repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28. MINORITY INTEREST

	2003	2004

Minority interest in net assets of subsidiaries:
Telkomsel	3,608,874	4,857,089
Infomedia	60,353	80,883
Dayamitra	32,999	—
Indonusa	1,959	—
Napsindo	2,068	—
PII	1,899	456
GSD	3	4

Total	3,708,155	4,938,432

	2002	2003	2004

Minority interest in net income (loss) of subsidiaries:
Telkomsel	782,870	1,482,897	1,915,543
Infomedia	19,031	22,399	37,088
Dayamitra	15,151	11,584	9,139
Indonusa	(6,831)	(2,351)	(1,959)
Napsindo	—	(8,541)	(2,068)
PII	—	(2,511)	(1,443)
GSD	1	1	1

Total	810,222	1,503,478	1,956,301

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29. CAPITAL STOCK

	2003

		Percentage	Total
	Number of	of	Paid-up
Description	Shares*	Ownership	Capital

		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,792,091,302	8.89	448,023
The Bank of New York	1,314,526,816	6.52	328,632
Board of Commissioners:
Petrus Sartono	19,116	—	5
Board of Directors:
Kristiono	25,380	—	6
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
Agus Utoyo	23,652	—	6
Suryatin Setiawan	21,708	—	5
Public (below 5% each)	6,732,784,090	33.40	1,683,196

Total	20,159,999,280	100.00	5,040,000

*	Number of shares has been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004 (Note 1b).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004

		Percentage	Total
	Number of	of	Paid-up
Description	Shares	Ownership	Capital

		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,378,468,925	6.84	344,617
The Bank of New York	1,568,517,736	7.78	392,129
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
Kristiono	25,380	—	6
Suryatin Setiawan	21,708	—	5
Woeryanto Soeradji	16,524	—	4
Public (below 5% each)	6,892,459,179	34.19	1,723,116

Total	20,159,999,280	100.00	5,040,000

30. ADDITIONAL PAID-IN CAPITAL

	2003	2004

Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

31.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL
      On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i.	Acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

ii.	Acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii.	Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) for US$38.0 million plus convertible bonds of Rp4,051 million issued by Lintasarta (“Lintasarta Transaction”); and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
component of stockholders’ equity as “Difference in value of restructuring transactions between entities under common control”, as follows:

		Historical
	Consideration	Amount of	Deferred
	Paid/	Net Assets/	Income	Change
	(Received)	Investment	Tax	in Equity	Total	Tax	Net

Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233
Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 4b):	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

32. TELEPHONE REVENUES

	2002	2003	2004

Fixed lines
Local and domestic long-distance usage	5,447,925	6,561,800	7,439,310
Monthly subscription charges	1,474,823	1,948,830	2,934,899
Installation charges	130,234	223,130	201,313
Phone cards	29,265	34,371	15,561
Others	181,852	128,734	53,938

Total	7,264,099	8,896,865	10,645,021

Cellular
Air time charges	5,453,597	7,677,884	9,825,738
Monthly subscription charges	593,347	580,550	448,472
Connection fee charges	172,302	194,053	55,797
Features	7,555	6,343	91,291

Total	6,226,801	8,458,830	10,421,298

Total Telephone Revenues	13,490,900	17,355,695	21,066,319

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33. INTERCONNECTION REVENUES — NET

	2002	2003	2004

Cellular	2,241,533	3,908,292	5,351,613
International	389,255	184,097	641,210
Other	200,546	69,759	195,158

Total	2,831,334	4,162,148	6,187,981

34. REVENUE UNDER JOINT OPERATION SCHEMES

	2002	2003	2004

Minimum Telkom Revenues	1,319,715	899,862	295,955
Share in Distributable KSO Revenues	801,010	583,012	349,528
Amortization of unearned initial investor payments under Joint Operation Schemes	7,420	3,433	11,131

Total	2,128,145	1,486,307	656,614

      Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 49).
      The Minimum Telkom Revenue and Share in Distributable KSO Revenues decreased in 2003 and 2004 due to the acquisitions and consolidations of AWI, the investor in KSO III (Note 4c), and KSO IV (Note 4d).
35. DATA AND INTERNET REVENUES

	2002	2003	2004

SMS	997,249	2,205,058	3,562,726
Multimedia	337,796	494,747	813,330
VoIP	152,195	328,284	318,854
ISDN	64,386	80,473	113,832

Total	1,551,626	3,108,562	4,808,742

36. NETWORK REVENUES

	2002	2003	2004

Satellite transponder lease	190,220	270,860	210,901
Leased lines	125,878	247,005	443,408

Total	316,098	517,865	654,309

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37. REVENUE-SHARING ARRANGEMENT REVENUES

	2002	2003	2004

Revenue-Sharing Arrangement revenues	211,483	200,085	198,543
Amortization of unearned income (Note 12)	52,271	58,379	82,033

Total	263,754	258,464	280,576

38. OPERATING EXPENSES — PERSONNEL

	2002	2003	2004

Salaries and related benefits	1,410,670	1,574,181	1,796,914
Vacation pay, incentives and other benefits	655,518	816,055	1,156,069
Early retirements	717,289	355,735	243,466
Net periodic post-retirement benefit cost (Note 46)	616,512	641,435	492,240
Net periodic pension cost (Note 44)	362,298	190,974	1,034,806
Employee income tax	201,468	468,805	523,787
Long service awards (Note 45)	289,922	219,239	159,323
Housing	89,495	116,858	103,459
Medical	28,209	9,682	12,190
Other employee benefits (Note 44)	—	4,439	11,510
Others	16,187	42,693	37,014

Total	4,387,568	4,440,096	5,570,778

39.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2002	2003	2004

Operations and maintenance	1,042,588	1,744,806	2,398,159
Radio frequency usage charges	292,703	371,740	492,568
Electricity, gas and water	219,913	300,432	385,662
Cost of phone cards	197,683	181,272	366,661
Concession fees	163,891	238,979	314,741
Insurance	142,932	157,075	151,297
Leased lines	103,643	127,021	132,829
Vehicles and supporting facilities	79,961	115,697	181,737
Travelling	16,523	29,815	42,213
Others	30,382	71,856	63,720

Total	2,290,219	3,338,693	4,529,587

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2002	2003	2004

Professional fees	218,949	115,598	137,355
Collection expenses	224,782	273,767	358,957
Amortization of goodwill and other intangible assets (Note 14)	187,990	730,659	872,330
Training, education and recruitment	122,045	126,927	228,524
Travel	111,427	144,677	192,567
Security and screening	77,103	110,278	143,892
General and social contribution	69,419	113,785	111,838
Printing and stationery	43,513	50,535	80,972
Meetings	31,719	42,813	58,333
Provision for doubtful accounts and inventory obsolescence	31,103	326,419	357,695
Research and development	10,483	9,111	13,225
Others	17,761	34,208	44,159

Total	1,146,294	2,078,777	2,599,847

41. INCOME TAX

	2003	2004

a. Prepaid taxes
The Company
Refundable corporate income tax — overpayment	38,370	38,370

	38,370	38,370

Subsidiaries
Corporate income tax	2,443	34,515
Value added tax	171,469	4,343

	173,912	38,858

	212,282	77,228

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

b. Taxes payable
The Company
Income tax
Article 21	91,229	35,970
Article 22	2,577	3,057
Article 23	19,131	25,223
Article 25	87,219	94,857
Article 26	7,045	31,165
Article 29	363,566	508,909
Value added tax	120,206	101,683

	690,973	800,864

Subsidiaries
Income tax
Article 4	4,012	4,437
Article 21	47,265	38,853
Article 22	765	930
Article 23	66,793	46,636
Article 25	66,289	151,318
Article 26	39,488	9,515
Article 29	498,826	427,641
Value added tax	98,627	112,285

	822,065	791,615

	1,513,038	1,592,479

      c. The components of income tax expense (benefit) are as follows:

	2002	2003	2004

Current
The Company	1,671,104	1,886,283	1,922,238
Subsidiaries	1,076,658	1,904,997	2,344,873

	2,747,762	3,791,280	4,267,111

Deferred
The Company	(44,054)	(198,719)	(506,084)
Subsidiaries	195,263	268,529	242,045

	151,209	69,810	(264,039)

	2,898,971	3,861,090	4,003,072

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      d. Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).
      The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows:

	2002	2003	2004

Consolidated income before tax	11,748,902	11,451,795	12,088,582
Add back consolidation eliminations	2,554,407	3,332,176	3,936,524

Consolidated income before tax and eliminations	14,303,309	14,783,971	16,025,106
Deduct income before tax of the subsidiaries	(4,745,515)	(7,009,179)	(8,485,296)

Income before tax attributable to the Company	9,557,794	7,774,792	7,539,810
Less: Income subject to final tax	—	(279,142)	(206,601)

	9,557,794	7,495,650	7,333,209
Tax calculated at progressive rates	2,867,321	2,248,678	2,199,945
Non-taxable income	(1,785,208)	(1,017,791)	(1,181,983)
Non-deductible expenses	578,429	328,835	345,674
Deferred tax (assets) liabilities originating from previously unrecognized temporary differences, net	(40,252)	71,144	(14,940)
Deferred tax assets that cannot be utilized, net	6,760	—	24,045

Corporate income tax expense	1,627,050	1,630,866	1,372,741
Final income tax expense	—	56,698	43,413

Total income tax expense of the Company	1,627,050	1,687,564	1,416,154
Income tax expense of the subsidiaries	1,271,921	2,173,526	2,586,918

Total consolidated income tax expense	2,898,971	3,861,090	4,003,072

      The reconciliation between income before tax and the estimated taxable income for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004

Income before tax attributable to the Company	9,557,794	7,774,792	7,539,810
Less: Income subject to final tax	—	(279,142)	(206,601)

	9,557,794	7,495,650	7,333,209

Temporary differences:
Depreciation of property, plant and equipment	(170,134)	442,029	415,805
Gain on sale of property, plant and equipment	14,774	(25,495)	(12,874)
Allowance/(write back) for doubtful accounts	(156,223)	166,341	491,577
Accounts receivable written-off	(82,474)	(79,728)	(91,865)
Allowance for inventory obsolescence	10,099	5,543	11,385

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003	2004

Inventory written-off	(15,223)	(693)	—
Provision for early retirement benefits	530,981	(538,170)	(132,810)
Provision for bonus	—	262,082	(139,064)
Net periodic pension cost	58,226	(271,503)	197,591
Long service awards	213,397	(15,617)	75,554
Amortization of intangible assets	166,721	751,927	851,060
Amortization of deferred stock issuance costs	(17,942)	—	—
Amortization of landrights	(1,524)	(2,356)	(3,419)
Provision for impairment of property, plant and equipment	6,401	(6,401)	—
Gain on sale of long-term investments	—	(171,334)	—
Temporary differences of KSO units	6,317	4,782	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	11,576	63,424	82,415
Amortization of unearned income on revenue-sharing arrangements	(7,998)	(58,379)	(82,033)
Revenue from transfer of property, plant and equipment under revenue-sharing arrangements	765	34,828	—
Interest income/receivable	—	(45,835)	45,835
Equity in net loss of associated companies	41,178	—	—
Payments of liability of business acquisition and the related interest	—	—	(233,337)
Consultant fees for acquisition of business	—	—	(27,797)
Unrealized foreign exchange loss on liability of business acquisitions	—	—	342,073
Foreign exchange losses capitalized to property under construction	—	—	(74,283)

Total temporary differences	608,917	515,445	1,715,813

Permanent differences:
Net periodic post-retirement benefit cost	611,992	634,385	484,462
Amortization of goodwill	21,269	21,270	21,270
Amortization of discount on promissory notes	173,794	224,931	109,786
Tax penalties	216,198	—	14,645
Equity in net income of associates and subsidiaries	(2,238,300)	(3,313,831)	(3,939,944)
Gain on sale of long-term investments	(3,166,086)	(38,425)	—
Interest income	(359,049)	—	—
Amortization of unearned income on revenue-sharing arrangements	(44,273)	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002	2003	2004

Income from land/building rental	(65,175)	(40,380)	—
Others	253,322	599,631	523,568

Total permanent differences	(4,596,308)	(1,912,419)	(2,786,213)

Taxable income subject to corporate income tax	5,570,403	6,098,676	6,262,809

Corporate income tax expense	1,671,104	1,829,585	1,878,825
Final income tax expense	—	56,698	43,413

Total current income tax expense of the Company	1,671,104	1,886,283	1,922,238
Current income tax expense of the subsidiaries	1,076,658	1,904,997	2,344,873

Total current income tax expense	2,747,762	3,791,280	4,267,111

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
      In 2003, Telkomsel received tax assessment letters for all taxes covering the fiscal years 2000 and 2001. Telkomsel filed an objection on a portion of the 2001 assessments which was partly approved by Director of General of Taxes. As a result, Telkomsel charged tax underpayments to expense in 2003 amounting to Rp32,283 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      e. Deferred tax assets and liabilities
      The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

			(Charged)/
			Credited to
	December 31,	Acquisition	Statements	December 31,
	2002	of AWI	of Income	2003

The Company
Deferred tax assets:
Allowance for doubtful accounts	101,389	—	17,456	118,845
Allowance for inventory obsolescence	10,507	—	1,020	11,527
Provision for impairment of property, plant and equipment	1,920	—	(1,920)	—
Landrights	161	—	(707)	(546)
Long-term investments	52,605	—	(52,605)	—
Provision for early retirement benefits	201,294	—	(161,451)	39,843
Provision for employee bonuses	—	—	84,385	84,385
Provision for long service awards	146,769	—	(4,685)	142,084

Total deferred tax assets	514,645	—	(118,507)	396,138

Deferred tax liabilities:
Interest receivables	—	—	(13,750)	(13,750)
Long-term investments	—	—	(14,138)	(14,138)
Difference between book and tax property, plant and equipment’s net book value	(1,729,436)	(29,989)	190,750	(1,568,675)
Revenue-sharing arrangements	(18,119)	—	(40,334)	(58,453)
Intangible assets	(1,208,652)	(594,771)	275,625	(1,527,798)
Net periodic pension cost	(7,988)	—	(80,927)	(88,915)

Total deferred tax liabilities	(2,964,195)	(624,760)	317,226	(3,271,729)

Deferred tax liabilities of the Company, net	(2,449,550)	(624,760)	198,719	(2,875,591)

Deferred tax liabilities of the subsidiaries, net	(633,616)	230,966	(268,529)	(671,179)

Total deferred tax liabilities, net	(3,083,166)			(3,546,770)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

			(Charged)/
			Credited to
	December 31,	Business	Statements	December 31,
	2003	Acquisitions	of Income	2004

The Company
Deferred tax assets:
Allowance for doubtful accounts	118,845	—	88,834	207,679
Allowance for inventory obsolescence	11,527	—	3,967	15,494
Long-term investments	(14,138)	—	18,823	4,685
Provision for early retirement benefits	39,843	—	(39,843)	—
Provision for employee bonuses	84,385	—	(41,720)	42,665
Provision for long service awards	142,084	—	22,666	164,750
Liabilities of business acquisitions	—	985,609	24,323	1,009,932

Total deferred tax assets	382,546	985,609	77,050	1,445,205

Deferred tax liabilities:
Interest receivables	(13,750)	—	13,750	—
Difference between book and tax property, plant and equipment’s net book value	(1,568,675)	(713,140)	83,161	(2,198,654)
Landrights	(546)	—	(1,025)	(1,571)
Revenue-sharing arrangements	(58,453)	—	16,816	(41,637)
Intangible assets	(1,527,798)	(341,909)	255,321	(1,614,386)
Net periodic pension cost	(88,915)	—	61,011	(27,904)

Total deferred tax liabilities	(3,258,137)	(1,055,049)	429,034	(3,884,152)

Deferred tax liabilities of the Company, net	(2,875,591)	(69,440)	506,084	(2,438,947)

Deferred tax liabilities of the subsidiaries, net	(671,179)	—	(242,045)	(913,224)

Total deferred tax liabilities, net	(3,546,770)			(3,352,171)

      The net deferred tax liabilities of subsidiaries as of December 31, 2004 included deferred tax assets of Rp239,501 million arising from tax loss carryforwards amounting to Rp798,337 million. The subsidiaries’ tax loss carryforwards of Rp160,196 million and Rp638,141 million will expire in 2005 and 2006, respectively. Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

f. Administration
      Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.
      The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.
42. BASIC EARNINGS PER SHARE
      Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 in 2002, 2003 and 2004. See also Notes 1b and 2t.
      The Company does not have potentially dilutive ordinary shares.
43. CASH DIVIDENDS AND GENERAL RESERVE
      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 36 dated June 21, 2002 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share (pre-split), and appropriation of Rp425,012 million for general reserve.
      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 17/V/2003 dated May 9, 2003 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share (pre-split), and appropriation of Rp813,664 million for general reserve.
      In connection with the restatement of the consolidated financial statements for the three years ended December 31, 2002, the stockholders ratified the previous declaration of dividends in the Extraordinary General Meeting of Stockholders as stated in notarial deed No. 4 dated March 10, 2004 of Notary A. Partomuan Pohan, S.H., LLM. as follows:

•	Dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share (pre-split), social contribution fund (“Dana Bina Lingkungan”) of Rp20,863 million and appropriated Rp813,664 million for general reserves.

•	Dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share (pre-split), and appropriated Rp425,012 million for general reserves.

•	Dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share (pre-split), and appropriated Rp126,950 million for general reserves.
      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2003 amounting to Rp3,043,614 million or Rp301.95 per share (pre-split) and appropriation of Rp121,745 million for general reserve.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On December 7, 2004, the Company decided to distribute 2004 interim cash dividends of Rp143,377 million or Rp7.11 per share to the Company’s stockholders.
44. PENSION PLANS

a. The Company
      The Company sponsors a defined benefit pension plan and a defined contribution plan.
      The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2002, 2003 and 2004 amounted to Rp297,352 million, Rp486,324 million and Rp839,980 million, respectively.
      In 2002, the Company amended its defined pension benefit plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.
      The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp124 million and Rp399 million in 2003 and 2004, respectively.
      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2003 and 2004 for its defined benefit pension plan:

	2003	2004

Change in benefit obligation
Benefit obligation at beginning of year	4,248,110	6,852,923
Service cost	119,089	137,264
Interest cost	537,797	740,494
Plan participants’ contributions	35,173	43,906
Actuarial loss (gain)	2,284,868	(155,128)
Benefits paid	(372,114)	(304,277)

Benefit obligation at end of year	6,852,923	7,315,182

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

Change in plan assets
Fair value of plan assets at beginning of year	3,099,648	3,671,309
Actual return on plan assets	422,278	633,605
Employer contribution	486,324	839,980
Plan participants’ contributions	35,173	43,906
Benefits paid	(372,114)	(304,277)

Fair value of plan assets at end of year	3,671,309	4,884,523

Funded status	(3,181,614)	(2,430,659)
Unrecognized prior service cost	1,655,412	1,498,628
Unrecognized net actuarial loss	1,663,963	901,674
Unrecognized net obligation at the date of initial application of PSAK No. 24	148,891	120,257

Prepaid pension benefit costs	286,652	89,900

      Plan assets consist mainly of Rupiah time deposits at December 31, 2003 and Indonesian Government Bonds at December 31, 2004.
      The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining working lives of active employees, i.e., 17.2 years, starting from January 1, 1992.
      The actuarial valuations for the defined benefit pension plan performed based on measurement date of December 31 for each of the years were prepared on February 28, 2003, May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2002, 2003 and 2004 are as follows.

	2002	2003	2004

Discount rate	13%	11%	11%
Expected long-term return on plan assets	13%	11%	10.5%
Rate of compensation increase	6%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The components of net periodic pension cost recognized are as follows:

	2002	2003	2004

Service cost	90,869	119,089	137,264
Interest cost	418,044	537,797	740,494
Expected return on plan assets	(343,121)	(421,706)	(436,672)
Amortization of prior service cost	88,786	156,784	156,784
Recognized actuarial loss (gain)	104,293	(205,099)	415,991
Amortization of net obligation at the date of initial application of PSAK No. 24	28,634	28,634	28,634

Net periodic pension cost	387,505	215,499	1,042,495
Amounts charged to KSO Units under contractual agreement	(25,207)	(29,896)	(16,369)

Total net periodic pension cost less amounts charged to KSO Units (Note 38)	362,298	185,603	1,026,126

     b. Telkomsel
      Telkomsel provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. The employees contribute 5% of their final monthly basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.
      Telkomsel’s contributions to Jiwasraya amounted to Rp5,163 million, Rp3,081 million and nil for the years ended 2002, 2003 and 2004, respectively.
      The components of the net periodic pension cost are as follows:

	2002	2003	2004

Service cost	2,651	3,068	4,155
Interest cost	—	2,499	3,889
Expected return on plan assets	(512)	(1,013)	(824)
Amortization of prior service cost (gain)	431	—	(63)
Recognized actuarial loss (gain)	(452)	579	1,158
Amortization of net obligation at the date of initial application of PSAK No. 24	—	178	178

Net periodic pension cost (Note 38)	2,118	5,311	8,493

      The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31 for each of the years are as follows:

	2002	2003	2004

Discount rate	12%	11%	11%
Expected long-term return on plan assets	12%	7.5%	7.5%
Rate of compensation increase	10%	9%	9%
      The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets of Telkomsel as of December 31, 2003 and 2004 is as follows:

	2003	2004

Projected benefit obligation	(35,502)	(43,547)
Fair value of plan assets	8,504	11,182

Funded status	(26,998)	(32,365)
Unrecognized prior service gain	(1,097)	(1,034)
Unrecognized net actuarial loss	23,718	20,707
Unrecognized net obligation at the date of initial application of PSAK No. 24	2,540	2,362

Accrued pension benefit costs	(1,837)	(10,330)

      The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining service period of active employees, i.e., 18.87 years, as of June 1, 1999.
     c. Infomedia
      Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of December 31, 2003 and 2004 is as follows:

	2003	2004

Projected benefit obligation	(3,774)	(4,051)
Fair value of plan assets	4,432	5,413

Funded status	658	1,362
Unrecognized prior service cost	1,259	—
Unrecognized net actuarial gain	(347)	—

Prepaid pension benefit cost	1,570	1,362

      The net periodic pension cost of Infomedia amounted to Rp274 million, Rp60 million and Rp187 million for the years ended December 31, 2002, 2003 and 2004, respectively.
     d. Obligation Under Labor Law
      Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
December 31, 2003 and 2004 amounted to Rp11,402 million and Rp21,677 million, respectively. The total related employee benefit cost charged to expense amounted to Rp4,439 million and Rp11,510 million for the years ended December 31, 2003 and 2004, respectively.
45. LONG SERVICE AWARDS
     a. The Company
      The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.
      The actuarial valuations for the long service awards performed based on measurement date of December 31 for the year 2002 was prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The principal actuarial assumptions used by the independent actuary as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

Discount rate	13%	11%	11%
Rate of compensation increase	8%	8%	8%
      The movement of the long service awards during the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004

Liability at beginning of year	275,834	489,231	473,614
Net periodic benefit cost (Note 38)	289,922	207,126	153,610
Benefits paid	(76,525)	(222,743)	(78,057)

Liability at end of year	489,231	473,614	549,167

     b. Telkomsel
      Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.
      The obligation with respect to these awards is determined based on actuarial valuation using the Projected Unit Credit Method, and amounted to Rp17,423 million and Rp23,136 million as of December 31, 2003 and 2004, respectively. The related benefit cost charged to expense amounted to Rp5,310 million, Rp12,113 million and Rp5,713 million for the years ended December 31, 2002, 2003 and 2004, respectively.
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).
      The components of net periodic post-retirement benefit cost are as follows:

	2002	2003	2004

Service cost	83,956	88,394	76,163
Interest cost	424,834	493,596	411,110
Expected return on plan assets	(33,744)	(56,004)	(61,084)
Amortization of prior service gain	(395)	(368)	(368)
Recognized actuarial loss	80,683	99,287	52,007
Amortization of unrecognized transition obligation	26,213	24,325	24,325
Net curtailment loss	49,576	—	—

Net periodic post-retirement benefit cost	631,123	649,230	502,153
Amounts charged to KSO Units under contractual agreement	(14,611)	(7,795)	(9,913)

Total net periodic post-retirement benefit cost less amounts charged to KSO Units (Note 38)	616,512	641,435	492,240

      The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31 for the year 2002 was prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method.
      The principal actuarial assumptions used by the independent actuary as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

Discount rate	13%	11%	11%
Expected long-term return on plan assets	13%	11%	8%
Health care cost trend rate assumed for next year	14%	12%	12%
The ultimate trend rate	10%	8%	8%
Year that the rate reaches the ultimate trend rate	2005	2006	2007
      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2003 and 2004:

	2003	2004

Change in benefit obligation
Benefit obligation at beginning of year	3,843,604	3,787,389
Service cost	88,394	76,163
Interest cost	493,596	411,110
Actuarial (gain) loss	(539,593)	529,618
Benefits paid	(98,612)	(123,275)

Benefit obligation at end of year	3,787,389	4,681,005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

Change in plan assets
Fair value of plan assets at beginning of year	374,446	505,340
Actual return on plan assets	41,033	32,173
Employer contributions	188,473	724,530
Benefits paid	(98,612)	(123,275)

Fair value of plan assets at end of year	505,340	1,138,768

Funded status	(3,282,049)	(3,542,237)
Unrecognized prior service gain	(1,934)	(1,566)
Unrecognized net actuarial loss	952,885	1,459,408
Unrecognized net transition obligation	267,574	243,249

Accrued post-retirement benefit costs	(2,063,524)	(1,841,146)

      The transition obligation at the date of initial application of Rp524,250 million is amortized over 20 years, beginning on January 1, 1995.
      A 1% increase in the cost trend rate would result in service cost and interest cost, and accumulated post-retirement benefit obligation as of December 31, 2002, 2003 and 2004 as follows:

	2002*	2003	2004

Service cost and interest cost	664,741	594,958	723,941
Accumulated post-retirement benefit obligation	4,473,675	4,545,961	5,597,965

*	before curtailment
47. RELATED PARTY INFORMATION
      In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.
      The following are significant agreements/transactions with related parties:
     a. Government of the Republic of Indonesia

i. The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder. Interest expense for two-step loans amounted to Rp968,973 million, Rp755,517 million and Rp489,220 million in 2002, 2003 and 2004, respectively. Interest expense for two-step loan reflected 61.2%, 54.6% and 38.5% of total interest expense in 2002, 2003 and 2004, respectively.

ii. The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia. Concession fees amounted to Rp163,891 million, Rp238,979 million and Rp314,741 million in 2002, 2003 and 2004, respectively. Concession fees reflected 1.4%, 1.6% and 1.6% of total operating expenses in 2002, 2003 and 2004, respectively. Radio frequency usage charges amounted to Rp292,703 million,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Rp371,740 million and Rp492,568 million in 2002, 2003 and 2004, respectively. Radio frequency usage charges reflected 2.5%, 2.5% and 2.5% of total operating expenses in 2002, 2003 and 2004, respectively.
     b. Commissioners and Directors Remuneration

i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp8,706 million, Rp14,047 million and Rp22,700 million in 2002, 2003 and 2004, respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.

ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp35,106 million, Rp45,586 million, and Rp50,327 million in 2002, 2003 and 2004, respectively, which reflected 0.3%, 0.3% and 0.3% of total operating expenses in 2002, 2003 and 2004, respectively.
     c. Indosat

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat. The Company has an agreement with Indosat for the provision of international telecommunications services to the public.
      The principal matters covered by the agreement are as follows:

i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/ Data Telecommunications (“AVD”), hotline and teleconferencing.

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

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Company’s customers to make outgoing calls to or receive incoming calls from Indosat’s customers.

The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Through year-end 2003, Indosat leased circuits from the Company to link Jakarta, Medan and Surabaya. In 2004, Indosat did not use this service.

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

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp12,703 million, Rp17,933 million and Rp19,101 million in 2002, 2003 and 2004, respectively, reflecting 0.1%, 0.1% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively. Other agreements between Telkomsel and Indosat are as follows:

i. Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp956 million, Rp1,393 million and Rp2,098 million for the years 2002, 2003 and 2004, respectively.

ii. Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.

The Company and its subsidiaries earned net interconnection revenues from Indosat (including IM3 and Satelindo) of Rp950,687 million and Rp235,655 million in 2002 and 2003, respectively, reflecting 4.6% and 0.9% of total operating revenues in 2002 and 2003, respectively. The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp158,285 million in 2004, reflecting 0.5% of total operating revenues in 2004.

The Company leased international circuits from Indosat. Payments made in relation to the lease expense amounted to Rp32,885 million and Rp30,239 million in 2002 and 2003, respectively, which reflected 0.3% and 0.2% of total operating expenses for 2002 and 2003, respectively.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of December 31, 2003 and 2004, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp43,595 million and Rp109,814 million in 2003 and 2004, respectively, which reflected 0.2% and 0.3% of total operating revenues in 2003 and 2004, respectively.

Lintasarta utilizes the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp15,778 million, Rp23,672 million and Rp14,486 million in 2002, 2003 and 2004, respectively, which reflected 0.1%, 0.1% and less than 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp10,975 million and Rp21,407 million, in 2003 and 2004, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2003 and 2004, respectively.

d. Others

(i) The Company provides telecommunication services to Government agencies.

(ii) The Company has entered into agreements with Government agencies and associated companies, namely CSM and Patrakom, for utilization of the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp28,331 million, Rp73,205 million and Rp51,046 million in 2002, 2003 and 2004, respectively, which reflected 0.1%, 0.3% and 0.2% of total operating revenues in 2002, 2003 and 2004, respectively.

(iii) The Company provides leased lines to associated companies, namely CSM and PSN (2002: including Komselindo, Mobisel and Metrosel). The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp75,704 million, Rp44,738 million and Rp25,714 million in 2002, 2003 and 2004, respectively, reflecting 0.4%, 0.2%, and 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

(iv) The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp154,808 million, Rp126,965 million and Rp268,901 million in 2002, 2003 and 2004, respectively, reflecting 2.1%, 1.1%, and 2.4% of total fixed asset purchases in 2002, 2003 and 2004, respectively.

(v) PT INTI is also a major contractor and supplier for providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2002, 2003 and 2004 amounted to Rp34,717 million, Rp52,346 million and Rp217,668 million, respectively, reflecting 0.5%, 0.5% and 1.9% of total fixed asset purchases in 2002, 2003 and 2004, respectively.

(vi) Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made in March 14, 2001, the minimum lease period is 2 years since the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp40,519 million and Rp49,710 million in 2003 and 2004, respectively, reflecting 0.3% and 0.2% of total operating expenses in 2003 and 2004, respectively.

(vii) The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp131,445 million, Rp159,517 million and Rp148,279 million in 2002, 2003 and 2004, respectively, reflecting 1.1%, 1.1% and 0.7% of total operating expenses in 2002, 2003 and 2004, respectively.

(viii) The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp3,130,375 million and Rp2,116,038 million as of December 31, 2003 and 2004, respectively, reflecting 6.2% and 3.8% of total assets as of December 31, 2003 and 2004, respectively. Interest income recognized during 2003 and 2004 was Rp273,986 million and Rp150,367 million reflecting 74.9% and 47.3% of total interest income in 2003 and 2004, respectively.

(ix) The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2004 amounted to Rp9,115 million representing 0.7% of total interest expense in 2004.

(x) The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp14,570 million, Rp32,785 million and Rp24,921 million in 2002, 2003 and 2004, respectively, reflecting 0.1%, 0.2% and 0.1% of total operating expenses in 2002, 2003 and 2004, respectively.

(xi) The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia (“Peruri”), a state-owned company. The cost of the phone cards amounted to Rp1,377 million, Rp7,730 million and nil in 2002, 2003 and 2004, respectively, which reflect 0.01%, 0.05% and 0% of total operating expenses for 2002, 2003 and 2004, respectively.

(xii) The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN (2002: including Komselindo, Metrosel, Mobisel and BBT), with a total of Rp77,984 million, Rp19,035 million and (Rp5,495 million) in 2002, 2003 and 2004, respectively, which reflect 0.4%, 0.1% and (0.02%) of total operating revenues in 2002, 2003 and 2004, respectively.

(xiii) In addition to revenues earned under the KSO Agreement (Note 49), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp73,679 million, Rp23,147 million and Rp18,449 million in 2002, 2003 and 2004, respectively, which reflect 0.4%, 0.1% and 0.1% of total operating revenues in 2002, 2003 and 2004, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(xiv) The Company has a revenue-sharing arrangement with Koperasi Pegawai Telkom (“Kopegtel”). Share of Kopegtel in revenues from this arrangement amounted to Rp20,560 million in 2004, representing 0.1% of total operating revenues.

(xv) Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004 amounted to Rp5,541 million, reflecting 0.01% of total operating revenues.

(xvi) The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.
      Presented below are balances of accounts with related parties:

		2003		2004

			% of		% of
		Amount	Total Assets	Amount	Total Assets

a.	Cash and cash equivalents (Note 5)	3,057,388	6.08	1,944,154	3.46

b.	Temporary investments	—	—	7,290	0.01

c.	Trade accounts receivable, net (Note 6)	410,923	0.82	419,104	0.74

d.	Other accounts receivable
	KSO Units	26,969	0.05	1,300	0.00
	State-owned banks (interest)	9,453	0.02	5,717	0.01
	Government agencies	2,683	0.01	5,433	0.01
	Other	81,603	0.16	16,765	0.03

	Total	120,708	0.24	29,215	0.05

e.	Prepaid expenses (Note 8)	17,074	0.03	22,440	0.04

f.	Other current assets (Note 9)	45,083	0.09	44,608	0.08

g.	Advances and other non-current assets (Note 13)
	Bank Mandiri	642	0.00	113,762	0.20
	PT Asuransi Jasa Indonesia	—	—	23,104	0.04
	Peruri	813	0.00	813	0.00

	Total	1,455	0.00	137,679	0.24

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		2003		2004

			% of		% of
			Total		Total
		Amount	Liabilities	Amount	Liabilities

h.	Trade accounts payable (Note 16)
	Government agencies	224,370	0.77	259,678	0.84
	KSO Units	78,664	0.27	24,312	0.08
	Indosat	224,611	0.77	150,631	0.49
	Koperasi Pegawai Telkom	11,512	0.04	78,717	0.25
	PSN	1,035	0.00	39	0.00
	PT INTI	94,190	0.32	77,591	0.25
	Others	23,096	0.08	52,126	0.17

	Total	657,478	2.25	643,094	2.08

i.	Accrued expenses (Note 17)
	Government agencies and state-owned banks	176,272	0.60	204,504	0.66
	Employees	606,257	2.07	321,237	1.03
	PT Asuransi Jasa Indonesia	13,713	0.05	2,040	0.01
	Others	—	—	9,729	0.03

	Total	796,242	2.72	537,510	1.73

j.	Short-term bank loans (Note 20)
	Bank Mandiri	37,642	0.13	41,433	0.13

k.	Two-step loans (Note 22)	7,691,045	26.28	6,018,705	19.37

l.	Provision for long service awards (Note 45)	491,037	1.68	572,303	1.84

m.	Provision for post-retirement benefits (Note 46)	2,063,524	7.05	1,841,146	5.93

n.	Long-term bank loans (Note 24)
	Bank Mandiri	42,115	0.14	59,729	0.19

48. SEGMENT INFORMATION
      The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.
      Segment revenues and expenses include transactions between business segments and are accounted for at prices that represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2002

				Total
	Fixed			Before		Total
	Line	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
Operating revenues
External operating revenues	13,245,303	7,315,028	242,487	20,802,818	—	20,802,818
Intersegment operating revenues	155,105	245,970	8,624	409,699	(409,699)	—

Total operating revenues	13,400,408	7,560,998	251,111	21,212,517	(409,699)	20,802,818

Operating expenses	(8,525,232)	(3,446,755)	(205,835)	(12,177,822)	505,219	(11,672,603)

Operating income	4,875,176	4,114,243	45,276	9,034,695	95,520	9,130,215
Interest expense	(1,405,409)	(177,341)	—	(1,582,750)	—	(1,582,750)
Interest income	367,725	102,176	9,901	479,802	—	479,802
Gain (loss) on foreign exchange-net	554,741	2,311	(439)	556,613	—	556,613
Other income (charges) — net	82,327	(27,257)	4,494	59,564	(95,520)	(35,956)
Tax expense	(1,659,363)	(1,226,958)	(12,650)	(2,898,971)	—	(2,898,971)
Equity in net income of associated companies	2,066,277	—	—	2,066,277	(2,061,679)	4,598
Gain on sale of long-term investment in Telkomsel	3,196,380	—	—	3,196,380	—	3,196,380

Income before minority interest	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,849,931
Unallocated minority interest	—	—	—	—	—	(810,222)

Net income	8,077,854	2,787,174	46,582	10,911,610	(2,061,679)	8,039,709

Other information
Segment assets	34,177,425	11,255,500	310,828	45,743,753	(1,561,340)	44,182,413
Investments in associates	124,683	—	—	124,683	—	124,683

Total consolidated assets	34,302,108	11,255,500	310,828	45,868,436	(1,561,340)	44,307,096

Total consolidated liabilities	(24,348,322)	(4,066,412)	(198,756)	(28,613,490)	1,515,810	(27,097,680)

Minority interest	—	—	—	—	—	(2,595,799)

Capital expenditures	(6,266,859)	(2,730,028)	(35,531)	(9,032,418)	—	(9,032,418)

Depreciation and amortization	(2,576,073)	(984,039)	(7,256)	(3,567,368)	4,675	(3,562,693)

Amortization of goodwill and other intangible assets	(187,990)	—	—	(187,990)	—	(187,990)

Other non-cash expenses	106,329	(139,214)	(3,047)	(35,932)	—	(35,932)

Net cash provided by operating activities	6,237,405	4,557,442	69,626	10,864,473	—	10,864,473

Net cash used in investing activities	(1,492,286)	(4,531,036)	(26,653)	(6,049,975)	—	(6,049,975)

Net cash used in financing activities	(2,482,408)	(146,819)	(40,989)	(2,670,216)	—	(2,670,216)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

				Total
	Fixed			Before		Total
	Line	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
Operating revenues
External operating revenues	16,068,496	10,797,555	249,872	27,115,923	—	27,115,923
Intersegment operating revenues	122,653	337,100	30,824	490,577	(490,577)	—

Total operating revenues	16,191,149	11,134,655	280,696	27,606,500	(490,577)	27,115,923

Operating expenses	(10,596,851)	(4,802,283)	(275,499)	(15,674,633)	534,649	(15,139,984)

Operating income	5,594,298	6,332,372	5,197	11,931,867	44,072	11,975,939
Interest expense	(1,249,795)	(179,486)	—	(1,429,281)	45,835	(1,383,446)
Interest income	342,980	60,407	8,472	411,859	(45,835)	366,024
Gain (loss) on foreign exchange — net	198,803	(73,017)	335	126,121	—	126,121
Other income (charges) — net	358,191	(10,605)	81,988	429,574	(65,236)	364,338
Tax expense	(1,942,070)	(1,892,821)	(26,199)	(3,861,090)	—	(3,861,090)
Equity in net income of associated companies	3,313,831	—	—	3,313,831	(3,311,012)	2,819

Income before minority interest	6,616,238	4,236,850	69,793	10,922,881	(3,332,176)	7,590,705
Unallocated minority interest	—	—	—	—	—	(1,503,478)

Net income	6,616,238	4,236,850	69,793	10,922,881	(3,332,176)	6,087,227

Other information
Segment assets	46,884,985	15,386,289	317,398	62,588,672	(12,370,071)	50,218,601
Investments in associates	64,648	—	—	64,648	—	64,648

Total consolidated assets	46,949,633	15,386,289	317,398	62,653,320	(12,370,071)	50,283,249

Total consolidated liabilities	(28,020,867)	(5,075,222)	(166,119)	(33,262,208)	3,999,991	(29,262,217)

Minority interest	—	—	—	—	—	(3,708,155)

Capital expenditures	(5,698,401)	(5,348,783)	(61,672)	(11,108,856)	—	(11,108,856)

Depreciation and amortization	(3,126,223)	(1,680,554)	(9,824)	(4,816,601)	11,916	(4,804,685)

Amortization of goodwill and other intangible assets	(730,659)	—	—	(730,659)	—	(730,659)

Other non-cash expenses	(210,646)	(113,904)	(4,308)	(328,858)	—	(328,858)

Net cash provided by operating activities	6,028,485	6,753,253	70,794	12,852,532	—	12,852,532

Net cash used in investing activities	(1,955,079)	(5,310,509)	(40,274)	(7,305,862)	—	(7,305,862)

Net cash used in financing activities	(5,425,189)	(727,880)	(24,347)	(6,177,416)	—	(6,177,416)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004

				Total
	Fixed			Before		Total
	Line	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
Operating revenues
External operating revenues	19,436,271	14,201,786	309,709	33,947,766	—	33,947,766
Intersegment operating revenues	(46,781)	534,790	51,063	539,072	(539,072)	—

Total operating revenues	19,389,490	14,736,576	360,772	34,486,838	(539,072)	33,947,766

Operating expenses	(13,658,138)	(6,757,243)	(320,698)	(20,736,079)	715,380	(20,020,699)

Operating income	5,731,352	7,979,333	40,074	13,750,759	176,308	13,927,067
Interest expense	(1,224,079)	(142,632)	(38)	(1,366,749)	96,613	(1,270,136)
Interest income	289,322	121,744	3,488	414,554	(96,613)	317,941
Gain (loss) on foreign exchange — net	(1,158,577)	(62,029)	(154)	(1,220,760)	—	(1,220,760)
Other income (charges) — net	449,556	(39,122)	96,924	507,358	(176,308)	331,050
Tax expense	(1,583,477)	(2,384,314)	(35,281)	(4,003,072)	—	(4,003,072)
Equity in net income of associated companies	3,939,944	—	—	3,939,944	(3,936,524)	3,420

Income before minority interest	6,444,041	5,472,980	105,013	12,022,034	(3,936,524)	8,085,510
Unallocated minority interest	—	—	—	—	—	(1,956,301)

Net income	6,444,041	5,472,980	105,013	12,022,034	(3,936,524)	6,129,209

Other information
Segment assets	38,902,911	19,548,267	402,965	58,854,143	(2,667,664)	56,186,479
Investments in associates	10,705,711	9,290	—	10,715,001	(10,632,388)	82,613

Total consolidated assets	49,608,622	19,557,557	402,965	69,569,144	(13,300,052)	56,269,092

Total consolidated liabilities	(27,853,851)	(5,680,160)	(202,971)	(33,736,982)	2,667,664	(31,069,318)

Minority interest	—	—	—	—	—	(4,938,432)

Capital expenditures	(6,148,109)	(4,982,744)	(66,691)	(11,197,544)	—	(11,197,544)

Depreciation and amortization	(3,798,179)	(2,651,028)	(18,740)	(6,467,947)	14,590	(6,453,357)

Amortization of goodwill and other intangible assets	(872,330)	—	—	(872,330)	—	(872,330)

Other non-cash expenses	(244,356)	(100,737)	(5,338)	(350,431)	—	(350,431)

Net cash provided by operating activities	7,184,330	8,786,290	80,860	16,051,480	—	16,051,480

Net cash used in investing activities	(4,065,668)	(5,469,715)	(62,730)	(9,598,113)	—	(9,598,113)

Net cash used in financing activities	(4,693,034)	(2,181,181)	(30,650)	(6,904,865)	—	(6,904,865)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
      At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of:

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
      The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:

i. The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
     KSO I
      In 2002, the Company and the stockholders of Pramindo (KSO Investor) reached an agreement in which the Company acquired 100% of Pramindo and gained control over the operation of KSO Unit I (Note 4b).
     KSO III
      Effective on July 31, 2003, the Company and the stockholders of AWI (KSO Investor) reached an agreement in which the Company acquired 100% of AWI and gained control over the operation of KSO Unit III (Note 4c).
     KSO IV
      Effective on January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”, KSO Investor) have amended their joint operation agreement with respect to the KSO area. Upon the amendment, the Company gained full control over the operation of KSO Unit IV (Note 4d).
     KSO VI
      In 2001, the Company and the stockholders of Dayamitra (KSO Investor) reached an agreement in which the Company acquired 90.32% of Dayamitra and gained control over the operation of KSO Unit VI. On December 14, 2004, the Company acquired the remaining 9.68% outstanding shares of Dayamitra (Note 4a).
     KSO VII
      The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some additional projects.
      The gross MTR and DKSOR of the unconsolidated KSOs for the years ended December 31, 2002, 2003 and 2004 were Rp3,586,000 million, Rp2,769,530 million and Rp1,250,945 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50. REVENUE-SHARING ARRANGEMENTS
      The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.
      As of December 31, 2004, the Company has 76 RSA with 59 partners. The RSA were located mostly in Palembang, Pekanbaru, Jakarta, Central Java and Surabaya with concession period ranging from 4 to 176 months.
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
      Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.
      The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp34,828 million and Rp53,589 million in 2003 and 2004, respectively (Note 12).
      The investors’ share of revenues amounted to Rp636,985 million, Rp442,633 million and Rp891,165 million in 2002, 2003 and 2004, respectively.
51. TELECOMMUNICATIONS SERVICES TARIFFS
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, the Minister of Communications postponed the implementation of tariffs adjustments for 2003 by issuing Ministerial Letter No. PR.304/1/1/ PHB-2003, dated January 16, 2003.
      Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:

•	Local charges increased by an average of 28%

•	DLD charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.
     Mobile Cellular Telephone Tariffs
      Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/ MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.
      The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
      a. Air time
      The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	2 times airtime rate
2. Cellular to PSTN	1 times airtime rate
3. PSTN to cellular	1 times airtime rate
4. Card phone to cellular	1 times airtime rate plus 41% surcharges
      b. Usage Tariffs

1. Usage tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”) subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

2. The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
      Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.
     Interconnection Tariffs
      Interconnection tariffs regulate the sharing of interconnection calls between the Company and other licensed operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communications Decree No. KM. 37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).

i.	International interconnection with PSTN and cellular telecommunications network

Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariffs are calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tariff
(in full Rupiah)

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
                2. Domestic Long-distance Calls

KM. 46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long-distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 40% of the tariffs, in cases where the entire long-distance traffic is carried by cellular operator’s network, and up to 85% of the tariffs, in cases where the entire long-distance traffic is carried by the PSTN.

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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. Fixed-line and fixed-wireless network interconnection

Currently the operators of fixed wireline and fixed wireless network are PT Batam Bintan Telekomunikasi (“BBT”), Indosat and Bakrie Telecom (“Bakrie”).
                1. Local calls

Local interconnection calls with the network of Bakrie and BBT are operated on a “sender-keeps-all” basis.

For local calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company’s network, the Company receives 50% of the local interconnection call tariff for local interconnection with Bakrie and a fixed amount for each minute for local interconnection call with BBT.

For local interconnection calls with Indosat’s network, the operator of the network on which the calls terminate receives Rp57/minute.
                2. Long-distance calls

For interconnection with the network of Bakrie and BBT, the Company is entitled to retain 35% of the prevailing DLD tariff, in cases where DLD calls originate on Bakrie’s network and terminate at the Company’s network, 65% of the prevailing DLD tariff, in cases where DLD calls originate on the Company’s network and terminate at Bakrie’s network, and 75% of the prevailing DLD tariff, in cases where DLD calls originate from or terminate at BBT’s network.

For DLD calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company’s network, the Company receives 60% to 63.75% of the prevailing DLD tariff.

In addition, BBT is to receive or retain certain fixed amount for each minute of incoming and outgoing international calls which transit through the Company’s network and international gateway, and certain fixed amount for each successful call and each minute of incoming and outgoing international calls that transit through the Company’s network and use Indosat’s international gateway.

With respect to the interconnection long-distance calls from or to Indosat, pending the implementation of the duopoly system for long-distance calls, Indosat receives Rp240/minute for local originating calls from or local terminating calls at Indosat’s network.
      Based on the Minister of Communications Decree No. 32 year 2004 dated March 11, 2004 and the announcement No. PM. 2 year 2004 of the Minister of Communications dated March 30, 2004, cost-based interconnection fees shall be applicable beginning January 1, 2005. However as of the date of issuance of these consolidated financial statements, such cost-based interconnection fees have not been implemented because the preparation for the adjustment of interconnection arrangements has not been completed.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
52. COMMITMENTS

a. Capital Expenditures
      As of December 31, 2004, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah

Rupiah		2,293,478
U.S. Dollar	155	1,443,474
Euro	86	1,085,577
Japanese Yen	202	18,307

Total		4,840,836

      The above balance includes the following significant agreements:

(i) Procurement Agreements
      In September 2001, Telkomsel entered into procurement agreements with Motorola, Inc., PT Ericsson Indonesia, Siemens AG, Nokia Corporation (formerly Nokia Oyj) and PT Nokia Network, for the procurement of equipment and related services. In accordance with the agreements, the procurement will be made based on the Notification to Proceed (“NTP”), the agreed procurement planning between Telkomsel and its suppliers for the coming 18 months divided into 6-quarterly periods, which are confirmed with the issuance of Execution Orders (“EO”) on a quarterly basis. The total amount in the EO could be higher or lower but not less than 75% of the amount in the NTP.
      Telkomsel procurement (import) under the agreements with Motorola, Inc. and Nokia Corporation were made partially through the Letter of Credit Facilities from Citibank N.A. and Deutsche Bank (which expired in 2003). Telkomsel’s procurement under the agreements with PT Ericsson Indonesia and Siemens AG were made partially through the credit facilities from Citibank International plc. (Note 24b). The agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of both parties to a maximum of two additional years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In August 2004, pursuant to the expiration of the above agreements, to maintain a sustainable growth, Telkomsel entered into agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services which consist of the following:

•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
      The agreements contain list of charges (“Price List”) to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period depending on confirmed Purchase Order (“PO”).
      The agreements are valid and effective as of the execution date (“Effective Date”) by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in PO. In the event that the suppliers fail to meet those requirements, with a prior written notice, Telkomsel may terminate the agreements at its sole discretion.
      In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date (“Pre-Effective Date Pricing”), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and Effective Date. Prices as well as discount are subject to a quarterly review.

(ii) Procurement of TELKOM-2 Satellite
      The Company has TELKOM-2 Satellite procurement agreement with Orbital Sciences Corporation (the “Contractor”) with a total price of US$73.1 million. As of December 31, 2004, the Company has paid US$70.5 million and the remaining balance is expected to be paid when the satellite has been launched and passed acceptance test.

(iii) Launching of TELKOM-2 Satellite
      The Company has TELKOM-2 Satellite launching agreement with Arianespace S.A. with a total price of US$62.9 million. The entire contract price was paid in September 2004. The launch of TELKOM-2 Satellite, which was previously scheduled between November 1, 2004 and January 31, 2005, is currently expected to be in June 2005.

(iv) CDMA Procurement Agreement with Samsung Consortium
      On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Divisions V, VI and VII and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). Based on the latest amendment, the total contract price is US$144.1 million and Rp286,537 million. The MPPA provides for planning, manufacturing, delivery, and construction of

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.6 million lines as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,656,300 lines of Network and Switching Subsystem (“NSS”) for nationwide and 802,000 lines of BSS for Regional Divisions III, IV, V, VI, and VII for US$116 per line for BSS and US$34 per line for NSS. This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003 (Note 24i). As of December 31, 2004, the Company has paid and/or accrued a total of US$136.3 million plus Rp162,238 million.
     (v) CDMA Procurement Agreement with Ericsson CDMA Consortium
      The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002, which based on the latest amendment the total contract price is US$72.6 million and Rp170,453 million. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction of total 1.6 million CDMA lines as well as service level agreement.
      Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). As of December 31, 2004, the Company has paid and/or accrued a total of US$70.7 million plus Rp140,952 million.
     (vi) Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network
      On November 27, 2002, the Company entered into a supply contract with NEC Corporation, the Communications Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, the Company, SingTel and the CAT will contribute equally to a payment of US$32.7 million (inclusive of value-added tax). As of December 31, 2004 the Company has paid approximately 90% of the contract price and the remaining 10% was paid in January 2005.
     (vii) MPPA with PT INTI
      The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, and its latest amendment PT INTI must deliver the CDMA 2000 IX system within thirty-four months after August 26, 2003 for a total of approximately US$32.3 million and Rp105,868 million (inclusive of value-added tax). PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2.3 million. As of December 31, 2004, the Company has paid and/or accrued a total of US$30.6 million plus Rp103,461 million.
     (viii) MPPA with Motorola
      On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, and integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the “T-21 Program”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The MPPA, as amended, consists of 222,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$43.2 million and Rp167,111 million. The agreed price does not include the service level agreement, training for technical staff and documentation. The network will use Samsung’s NSS as already contracted on December 23, 2002 (Note 52a(iv)). The agreement is valid until mid of 2006. As of December 31, 2004, the Company has paid and/or accrued a total of US$42.8 million plus Rp167,046 million.
     (ix) Partnership Agreement with Siemens Consortium
      The Company entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a fiber optic backbone transmission network in Kalimantan and Sulawesi, a related work management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT Lembaga Elektronik Indonesia and Corning Cable System GmbH & Co.KG. The consideration payable by the Company for the fiber optic networks is approximately US$4.2 million plus Rp79,144 million for the network located within Kalimantan and approximately US$3.4 million plus Rp78,566 million for the network located within Sulawesi. As of December 31, 2004, approximately 95% of the project has been completed and the Company has paid approximately 40% of the total contract. The project is expected to complete in 2005.
     (x) Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI
      On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement and its amendment, the Company is obliged to pay PT INTI a total consideration of approximately US$6.6 million and Rp111,655 million. As of December 31, 2004, the Company has paid and/or accrued a total of US$2.9 million plus Rp59,018 million.
     b. Agreements on Derivative Transactions
      Telkomsel is exposed to market risks, primarily changes in foreign exchange, and uses derivative instruments in connection with its risk management activities. Telkomsel entered into derivative transactions for the purpose of hedging and not for trading purposes. However, the existing documentation does not fulfill the criteria contained in PSAK 55 to qualify as hedges. Therefore, changes in the fair value of the derivative financial instruments are recognized in the consolidated statements of income.
      Telkomsel purchases equipment from several countries and, as a result, is exposed to movements in foreign currency exchange rates. In 2003 and 2004, Telkomsel entered into forward foreign exchange contracts with Deutsche Bank, Standard Chartered Bank and Citibank Jakarta to protect against foreign exchange risk relating to its foreign currency denominated purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the aggregate notional amounts of the Company’s foreign exchange forwards entered into in 2003 and 2004:

	2003	2004

	(in millions)	(in millions)
Deutsche Bank
U.S. Dollar	80	15
Euro	6	—
Standard Chartered Bank
U.S. Dollar	12	—
Euro	18	15
Citibank — U.S. Dollar	—	25
      As of December 31, 2003, all of the forward contracts with Standard Chartered Bank, which were made in 2003, had been closed and the outstanding contract with Deutsche Bank amounted to EUR1 million.
      As of December 31, 2004, all of the forward contracts with Standard Chartered Bank and Citibank had been closed and the outstanding contract with Deutsche Bank amounted to US$5 million.
      A receivable to reflect the gain on the difference between the contract rate and month-end-rate as of December 31, 2003 and 2004 amounting to Rp941 million and Rp1,020 million, respectively, was included in “Other Receivables” in the consolidated balance sheets.
     c. Borrowing and other credit facilities

(i)	Loan Agreement with The Hongkong Shanghai Bank Corporation (“HSBC”)
      On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility will be available for withdrawal until January 20, 2005 and any amount drawn down under this facility is payable within 6 months from the withdrawal date. The facility bears interest at one-month Certificate of Bank Indonesia (“SBI”) plus 1% of the amount drawn down which is payable at the maturity date of the loan. On January 20, 2005, the Company drew down Rp100,000 million from the facility.
      On March 28, 2005, the maximum facility was amended to Rp100,000 million with interest rate at one-month SBI plus 1% and US$49.0 million with interest rate at LIBOR plus 1.8%.
      (ii) On December 3, 2004, Telkomsel entered into a Loan Agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (“BCA”, as “Lender”) covering a total facility of Rp170,000 million (“Facility”). The Facility bears interest at three-month SBI plus 1%, to be paid quarterly in arrears. The facility is available during the period commencing on the date of the agreement and ending on the earlier of sixty (60) days after the date of agreement and the date of which the Facility is fully drawn, cancelled or terminated. The repayment of amount drawn is on the first anniversary of the utilization date of the Facility. The lender (transferor), may at any time, subject to giving five business days prior notice to the Agent, transfer its rights, benefits, and obligations under this agreement to any bank or financial institution. Such transfer is conducted by way of delivery of

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Transfer Agreement from the transferor to the Agent and acknowledgement of the Telkomsel on the transfer.
      (iii) As of December 31, 2003 and 2004, Telkomsel had Banking Facility from Standard Chartered Bank, Jakarta including import L/ C facility (US$25 million), Bank Guarantee (US$25 million) and Foreign Exchange Facility, due on July 31, 2004 and 2005, respectively. The loan bears interest at SIBOR plus 2.5% (US Dollar loan) and three-month SBI plus 2% (Rupiah loan). As of 31 December 2003 and 2004, there was no outstanding loan related to the facility.
      (iv) As of December 31, 2003 and 2004, Telkomsel had L/ C and Trust Receipt Loan Facility of US$40 million from Citibank N.A., Jakarta, due on July 31, 2004 and 2005, respectively. The loan bears interest at 2% above the Bank’s cost of funds (2003: 2.5% above the Bank’s cost of funds). The total loan drawn down from the facility was US$31 million in 2003 and nil in 2004. As of December 31, 2003 and 2004, there was no outstanding loan from the facility.
53. CONTINGENCIES
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
      b. In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp99 million at December 31, 2004.
      c. In connection with the re-audit of the Company’s 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan) (the Company’s auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (the Company’s 2001

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
auditor) and the Capital Market Supervisory Agency “BAPEPAM” (collectively, “Defendants”), alleging that the Defendants, through the reaudit of the Company’s 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto sought to recover approximately Rp7,840,000 million in damages from the Defendants. The court decided in the Defendant’s favor and KAP Eddy Pianto appealed. On March 9, 2005, KAP Eddy Pianto withdrew its appeal and on March 14, 2005, the District Court granted its request to withdraw its appeal.
      d. On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. Subsequently, KPPU has filed an appeal to the Indonesian Supreme Court.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
      The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2003		2004

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent

Assets
Cash and cash equivalents
U.S. Dollar	123.54	1,043,400	74.80	694,116
Euro	39.58	421,288	88.10	1,114,704
Japanese Yen	0.45	35	0.98	89
Trade accounts receivable
Related parties U.S. Dollar	9.22	77,925	3.92	36,375
Third parties U.S. Dollar	4.11	34,634	16.19	150,223
Other accounts receivable
U.S. Dollar	12.61	106,258	1.12	10,355
Japanese Yen	5.44	429	—	—
French Franc	4.81	5,447	—	—
Netherland Guilder	0.81	2,745	—	—
Euro	0.02	224	—	—
Other current assets
U.S. Dollar	4.66	39,269	4.61	42,792
Euro	—	—	0.01	157
Advances and other non-current assets
U.S. Dollar	1.91	16,283	6.90	64,056
Escrow accounts
U.S. Dollar	61.30	516,128	3.24	30,059

Total Assets		2,264,065		2,142,926

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003		2004

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent

Liabilities
Trade accounts payable
Related parties
U.S. Dollar	13.87	117,281	19.13	177,892
Euro	2.72	28,947	—	—
Myanmar	—	—	0.01	20
Singapore Dollar	—	—	—	1
Third parties
U.S. Dollar	92.68	783,127	49.57	460,969
Euro	0.05	516	—	—
Great Britain Pound Sterling	0.06	916	0.06	1,092
Japanese Yen	126.93	10,033	7.88	715
Singapore Dollar	0.14	717	0.03	146
Accrued expenses
U.S. Dollar	28.95	244,925	24.08	223,931
Japanese Yen	14.14	1,117	20.41	1,852
Singapore Dollar	0.19	940	0.37	2,135
Australian Dollar	—	—	0.07	507
Great Britain Pound Sterling	0.05	689	—	—
Netherland Guilder	0.48	1,631	0.48	1,795
Euro	40.77	433,963	26.54	336,572
Short-term bank loans
Third parties
U.S. Dollar	4.46	37,642	118.46	1,101,633
Advances from customers and suppliers
U.S. Dollar	3.04	25,701	0.42	3,947
Great Britain Pound Sterling	—	7	—	—
Japanese Yen	23.94	1,892	—	—
Current maturities of long-term liabilities
U.S. Dollar	332.92	2,813,246	116.29	1,081,478
Euro	18.67	198,810	14.64	185,643
Japanese Yen	699.16	55,266	1,142.91	103,688
Long-term liabilities
U.S. Dollar	699.61	5,913,824	830.22	7,721,068
Euro	64.98	691,850	36.60	464,108
Japanese Yen	16,730.30	1,322,460	15,527.59	1,408,708

Total liabilities		12,685,500		13,277,900

Net liabilities		(10,421,435)		(11,134,974)

55. SUBSEQUENT EVENT

Early retirement program
      Based on the Resolution of Human Resources Director No.KR.06/ PS900/ SDM-30/2005 dated February 11, 2005 concerning Early Retirement, the Company offered an Early Retirement Program for

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
interested and eligible employees. As of March 15, 2005, the Company has accepted and approved 1,016 employees eligible for the early retirement program. The entire early retirement benefits cost of Rp734,981 million was paid in April 2005.

56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA
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

b. Foreign Exchange Differences Capitalized to Property Under Construction
      Under Indonesian GAAP, foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
      Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of revenue from the revenue-sharing arrangements is recorded as interest expense and the balance is treated as a reduction of the obligation under revenue-sharing arrangements.
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
      Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there has been no difference in equity since December 31, 2002.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     g. Equity in Net Income or Loss of Associated Companies
      The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.
      For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss of those associates.
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
      Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.
     i. Equipment to be Installed
      Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.
      Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.
     j. Revenue Recognition
      Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is recognized when the Company sells the card.
      Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
     m. Acquisition of Dayamitra
      On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.
      On December 14, 2004 the Company exercised the option to acquire the 9.86% interest in Dayamitra.
      Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.
      The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.
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
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     o. Asset Retirement Obligations
      Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets are charged to current operations as incurred.
      Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.
     p. Deferred Income Taxes
      Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.
      Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.
     q. Impairment of Assets
      Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.
      Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.
      There were no impairment charges recognized by the Company and therefore there were no differences between Indonesian GAAP and U.S. GAAP.
     r. Gain (loss) on Disposal of Property, Plant and Equipment
      Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.
      Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income. For

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the years ended December 31, 2002, 2003 and 2004, operating income would have been higher (lower) by Rp130,450 million, Rp182,883 million and (Rp26,089) million respectively, and other income (expenses) would have been lower (higher) by the same amounts due to the inclusion of the gain (loss) on disposal of property, plant and equipment in the determination of operating income.
      (2) A summary of the significant adjustments to consolidated net income for the years ended December 31, 2002, 2003 and 2004 and to consolidated stockholders’ equity as of December 31, 2003 and 2004 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2002	2003	2004

Net income according to the consolidated statements of income prepared under Indonesian GAAP			8,039,709	6,087,227	6,129,209

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(a	)	530,981	(670,981)	—
Capitalization of foreign exchange differences, net of related depreciation of (79,797), (76,756) and (75,870), respectively	(b	)	107,365	76,756	1,587
Interest capitalized on property under construction, net of related depreciation of (3,061), (8,787) and (13,392), respectively	(c	)	43,045	39,077	26,802
Revenue-sharing arrangements	(d	)	67,959	23,159	155,369
Revaluation of property, plant and equipment	(e	)	3,929	—	—
Pension	(f	)	111,415	(109,334)	313,870
Equity in net income/ (loss) of associated companies	(g	)	(182)	(170)	(177)
Amortization of land rights	(h	)	(11,781)	(10,212)	(13,907)
Depreciation of equipment to be installed	(i	)	9,706	—	—
Revenue recognition	(j	)	(89,274)	(53,226)	54,159
Goodwill	(k	)	21,269	21,270	21,270
Capital leases	(l	)	14,241	6,882	(3,435)
Adjustment for consolidation of Dayamitra	(m	)	(9,270)	(24,476)	(72,361)
Reversal of difference due to change of equity in associated companies	(n	)	(65,158)	(38,425)	—
Asset retirement obligations	(o	)	—	(848)	(848)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note		2002	2003	2004

Deferred income tax:
Deferred income tax on equity method investments	(p	)	—	119,456	(11,234)
Deferred income tax effect on U.S. GAAP adjustments			(220,724)	323,089	(113,712)

			513,521	(297,983)	357,383
Minority interest			34,029	1,396	(18,019)

Net adjustments			547,550	(296,587)	339,364

Net income in accordance with U.S. GAAP			8,587,259	5,790,640	6,468,573

Net income per share — in full Rupiah amount*			425.96	287.23	320.86

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)			17,038.21	11,489.40	12,834.47

*	The prior years’ net income per share has been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004 (Note 1b).

	Note	2003	2004

Equity according to the consolidated balance sheets prepared under Indonesian GAAP		17,312,877	20,261,342

U.S. GAAP adjustments — increase (decrease) due to:
Capitalization of foreign exchange differences — net of related depreciation	(b)	(550,473)	(548,886)
Interest capitalized on property under construction — net of related depreciation	(c)	101,812	128,614
Revenue-sharing arrangements	(d)	(447,696)	(292,327)
Revaluation of property, plant and equipment:	(e)
Increment		(664,974)	(664,974)
Accumulated depreciation		664,974	664,974
Pension	(f)	122,156	436,026
Equity in net income/(loss) of associated companies	(g)	(18,252)	(18,429)
Amortization of landrights	(h)	(65,211)	(79,118)
Revenue recognition	(j)	(768,548)	(714,389)
Goodwill	(k)	42,539	63,809
Capital leases	(l)	21,123	17,688
Adjustment for consolidation of Dayamitra	(m)	(38,718)	(61,728)
Asset retirement obligations	(o)	(848)	(1,696)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note	2003	2004

Deferred income tax:
Deferred income tax on equity method investments	(p)	52,186	39,343
Deferred income tax effect on U.S. GAAP adjustments		455,825	334,900

		(1,094,105)	(696,193)
Minority interest		65,920	5,763

Net adjustments		(1,028,185)	(690,430)

Equity in accordance with U.S. GAAP		16,284,692	19,570,912

      The changes in stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

Equity at beginning of year	7,765,500	13,910,864	16,284,692
Changes during the year:
Net income under U.S. GAAP	8,587,259	5,790,640	6,468,573
Dividends	(2,125,055)	(3,338,109)	(3,186,991)
Other comprehensive income, net of tax	(20,802)	(78,703)	4,638
Common control transaction	(296,038)	—	—

Equity at end of year	13,910,864	16,284,692	19,570,912

      With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2003	2004

Consolidated balance sheets
Current assets	9,411,469	9,610,433
Non-current assets	41,935,581	47,091,387

Total assets	51,347,050	56,701,820

Current liabilities	11,207,431	11,650,470
Non-current liabilities	20,212,692	20,547,769

Total liabilities	31,420,123	32,198,239
Minority interest in net assets of subsidiaries	3,642,235	4,932,669
Equity	16,284,692	19,570,912

Total liabilities and equity	51,347,050	56,701,820

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
     a. Income Tax
      The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2002	2003	2004

Consolidated income before tax in accordance with U.S. GAAP	12,483,147	10,711,267	12,570,911

Income tax in accordance with U.S. GAAP at 30% statutory tax rate	3,744,927	3,213,380	3,771,273

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement benefit cost	183,597	188,375	139,834
Amortization of discount on promissory notes and other borrowing costs	58,298	132,876	136,994
Amortization of intangible assets	55,616	—	—
Tax penalty	72,471	16,521	1,941
Employee benefits	24,714	6,342	24,719
Permanent differences of the KSO Units	(8,767)	16,739	17,213
Income which was already subject to final tax	(140,982)	(61,876)	(30,743)
Gain on sale of Telkomsel’s shares	(949,826)	—	—
Equity in net (income) loss of associated companies	22,465	(990)	3,273
Others	57,182	(92,822)	63,514

Total	(625,232)	205,165	356,745

Provision for income tax in accordance with U.S. GAAP	3,119,695	3,418,545	4,128,018

      For the three-year period ended December 31, 2004, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004

Deferred tax assets
Trade accounts receivable	145,918	228,889
Inventories	11,528	15,494
Tax loss carryforwards	285,856	239,501
Provision for long service awards	142,084	164,750
Deferral of revenue	230,564	220,538
Long-term investments	38,048	44,029
Liabilities of business acquisitions	—	1,009,932
Provision for employee benefits	131,757	53,692
Others	72,730	40,532

Total	1,058,485	2,017,357

Deferred tax liabilities
Property, plant and equipment	(2,471,577)	(3,215,173)
Intangible assets	(1,527,796)	(1,592,645)
Pension benefit costs	(125,010)	(153,177)
Prepaid expenses and other receivables	(49,519)	(34,290)

Total	(4,173,902)	(4,995,285)

Total deferred tax liabilities — net	(3,115,417)	(2,977,928)

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
      For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 9.63%, and 8.04%, the average U.S. Dollar borrowing rate of 1.21% and 2.23%, and the respective average borrowing rates for 2003 and 2004 for the debt in other currencies. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Company’s debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company’s long-term two-step loans at December 31, 2004 would decrease by Rp217,340 million.
      (ii) The fair value of suppliers’ credit loans, bridging loan and long-term bank loan is estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet date.
      (iii) The fair value of the liabilities of business acquisitions are estimated on the basis of the discounted future cash flows expected to be paid.
      (iv) The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.
      The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying Amount	Fair Value

2003
Cash and cash equivalents	5,094,472	5,094,472
Temporary investments	4,006	4,006
Short-term bank loans	37,642	37,642
Long-term liabilities:
Two-step loans	7,691,045	9,230,697
Guaranteed notes	1,121,224	1,452,826
Bonds	981,278	1,265,606
Bank loans	2,924,590	3,140,373
Liabilities of business acquisitions	2,334,749	2,498,138
Suppliers’ credit loans	165,629	194,006
Bridging loan	50,365	52,393
Other	9,153	9,153
2004
Cash and cash equivalents	4,856,123	4,856,123
Temporary investments	19,949	19,949
Short-term bank loans	1,101,633	1,101,633
Long-term liabilities:
Two-step loans	6,018,705	6,983,321
Guaranteed notes	736,174	863,184
Bonds	986,564	1,245,208
Bank loans	2,378,315	2,462,916
Liabilities of business acquisitions	4,317,225	5,033,748
Medium-term notes	1,077,703	1,100,032

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
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
     c. Research and Development
      Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp8,995 million, Rp9,111 million and Rp13,225 million in 2002, 2003 and 2004, respectively.
     d. Comprehensive Income

	2002	2003	2004

Net income under U.S. GAAP	8,587,259	5,790,640	6,468,573
Unrealized holding gain on available-for-sale securities	207	—	884
Foreign exchange translation of associates	(21,009)	(78,703)	3,754

	8,566,457	5,711,937	6,473,211

      Adjustments to net income to arrive at comprehensive income include foreign currency translation adjustments and unrealized holding gains (losses) of available-for-sale securities. The foreign exchange translation of associates is reported net of income tax of nil, Rp67,270 million and Rp1,609 million for the years ended December 31, 2002, 2003 and 2004, respectively. The components of accumulated other comprehensive income are as follows:

	2002	2003	2004

Unrealized holding gain on available-for-sale securities	—	—	884
Foreign exchange translation of associates	235,665	156,962	160,716

	235,665	156,962	161,600

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     e. Employee Benefit Plans

The Company
      The disclosures under SFAS No. 87 and SFAS No. 106 are as follows:

	Pension			Health Care

	2002	2003	2004	2002	2003	2004

Components of Net Periodic Benefit Cost
Service cost	90,869	119,089	137,264	83,956	88,394	76,163
Interest cost	418,044	537,797	740,494	424,834	493,596	411,110
Expected return on plan assets	(343,121)	(421,706)	(436,672)	(33,744)	(56,004)	(61,084)
Amortization of prior service cost (gain)	115,495	201,265	201,265	(395)	(367)	(367)
Recognized actuarial loss (gain)	(33,572)	(43,020)	57,641	80,683	99,286	52,006
Amortization of transition obligation	28,634	28,634	28,634	26,213	24,325	24,325
Curtailment	—	—	—	49,576	—	—

Net periodic benefit cost	276,349	422,059	728,626	631,123	649,230	502,153
Amounts charged to KSO Units under contractual agreement	(25,207)	(29,896)	(16,369)	(14,611)	(7,795)	(9,913)

Total net periodic benefit cost less amounts charged to KSO Units	251,142	392,163	712,257	616,512	641,435	492,240

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2003 and 2004:

	Pension		Health Care

	2003	2004	2003	2004

Change in benefit obligation
Benefit obligation at beginning of year	4,248,110	6,852,923	3,843,604	3,787,389
Service cost	119,089	137,264	88,394	76,163
Interest cost	537,797	740,494	493,596	411,110
Plan participants’ contributions	35,173	43,906	—	—
Actuarial loss (gain)	2,284,868	(155,128)	(539,593)	529,618
Benefits paid	(372,114)	(304,277)	(98,612)	(123,275)

Benefit obligation at end of year	6,852,923	7,315,182	3,787,389	4,681,005

Change in plan assets
Fair value of plan assets at beginning of year	3,099,648	3,671,309	374,446	505,340
Actual return on plan assets	422,278	633,605	41,033	32,173
Employer contribution	486,324	839,980	188,473	724,530
Plan participants’ contributions	35,173	43,906	—	—
Benefits paid	(372,114)	(304,277)	(98,612)	(123,275)

Fair value of plan assets at end of year	3,671,309	4,884,523	505,340	1,138,768

Funded status	(3,181,614)	(2,430,659)	(3,282,049)	(3,542,237)
Unrecognized prior service cost (gain)	2,062,830	1,861,565	(1,934)	(1,566)
Unrecognized net actuarial loss	1,378,701	974,763	952,885	1,459,408
Unrecognized net transition obligation	148,891	120,257	267,574	243,249

Net amount recognized	408,808	525,926	(2,063,524)	(1,841,146)

	Pension

	2003	2004

Accumulated benefit obligation	4,258,022	4,656,605
Fair value of plan asset	(3,671,309)	(4,884,523)

Unfunded accumulated benefits (required minimum liability)	586,713	—
Overfunded accumulated benefits	—	(227,918)
Prepaid pension cost	408,808	525,926

Additional liability under U.S. GAAP	995,521	—

Intangible asset	995,521	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31 for each of the years.
      The assumptions used by the independent actuary to determine the benefit obligation and net periodic benefit cost of the plans as of December 31, 2002, 2003 and 2004 were as follows:

	Pension			Health Care

	2002	2003	2004	2002	2003	2004

Discount rate	13%	11%	11%	13%	11%	11%
Expected long-term return on plan assets	13%	11%	10.5%	13%	11%	8%
Rate of compensation increase	6%	8%	8%	—	—	—
      Assumed health care cost trend rates at December 31, 2002, 2003 and 2004 are as follow:

	2002	2003	2004

Health care cost trend assumed for next year	14%	12%	12%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	10%	8%	8%
Year that the rate reaches the ultimate trend rate	2005	2006	2007
      The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2002 were prepared on February 28, 2003 and January 15, 2004, respectively, by an independent actuary, while the actuarial valuations for those plans as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by an independent actuary.
      Discount rate is based on the yields available on Government Bond, i.e. 10% – 12% for Bonds maturing between 2008 and 2013. The rate of compensation increase assumed is based on long-term inflation of the order of 6% – 7%. The expected long-term return on plan assets is based on the average rate of earnings expected on the funds invested or to be invested.
      Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	128,311	(99,603)
Effect on post-retirement benefit obligation	916,961	(720,657)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The Company’s pension plan weighted average asset allocations at December 31, 2003 and 2004, by asset category, are as follows:

	Plan Assets
	as of
	December 31

	2003	2004

Asset Category
Debt securities	24%	71%
Deposit securities	67%	17%
Equity securities	5%	7%
Real estate	2%	1%
Other	2%	4%

Total	100%	100%

      Dana Pensiun Telkom is moving to a more long-term focused investment strategy and during 2005 intends to further reduce holding deposit securities in favor of longer term debt securities and equity securities.
      Equity securities include the Company’s common stock in the amounts of Rp16,372 million (0.5 percent of total plan assets) and Rp96,063 million (2.0 percent of total plan assets) at December 31, 2003 and 2004, respectively.
      Debt securities include the Company’s bonds in the amounts of Rp 181,022 million (4.9 percent of total plan assets) and Rp159,253 million (3.3 percent of total plan assets) at December 31, 2003 and 2004, respectively.
      The Company’s post-retirement health care plan weighted average asset allocations at December 31, 2003 and 2004, by asset category, are as follows:

	Plan Assets
	as of
	December 31

	2003	2004

Asset Category
Debt securities	—	15%
Deposit securities	98%	84%
Other	2%	1%

Total	100%	100%

      Debt securities include the Company’s medium-term notes in the amounts of nil and Rp145,000 million (12.7 percent of total plan assets) at December 31, 2003 and 2004, respectively.
     Contributions
      The Company expects to contribute Rp697,529 million to its defined benefit pension plan and Rp516,538 million to its post-retirement health care plan during 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     Expected Future Benefit Payments
      The expected benefit payments are as follows:

	Pension	Health Care

2005	337,588	125,751
2006	403,314	143,629
2007	360,334	164,356
2008	423,202	185,685
2009	514,794	207,564
2010 – 2014	3,694,356	1,457,765

Telkomsel

	Pension Plan

	2002	2003	2004

Service cost	4,021	4,679	6,300
Interest cost	2,395	3,337	5,199
Expected return on plan assets	(2,741)	(1,013)	(824)
Amortization of prior service cost	—	—	125
Recognized actuarial loss (gain)	(21)	587	1,157
Amortization of transition obligation	458	458	458

Net periodic benefit cost	4,112	8,048	12,415

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in Telkomsel’s balance sheets as of December 31, 2003 and 2004:

	2003	2004

Change in benefit obligation
Benefit obligation at beginning of year	28,060	47,646
Service cost	4,679	6,300
Interest cost	3,337	5,199
Plan participants’ contributions	2,001	—
Actuarial loss	9,777	—
Benefits paid	(208)	—

Benefit obligation at end of year	47,646	59,145

Change in plan assets
Fair value of plan assets at beginning of year	6,063	8,504
Actual return on plan assets	(2,617)	2,678
Employer contribution	3,265	—
Plan participants’ contributions	2,001	—
Benefits paid	(208)	—

Fair value of plan assets at end of year	8,504	11,182

Funded status	(39,142)	(47,963)
Unrecognized prior service cost	2,173	2,048
Unrecognized net actuarial loss	23,831	20,820
Unrecognized transition obligation	7,106	6,648

Net amount recognized	(6,032)	(18,447)

	2003	2004

Accumulated benefit obligation	21,921	26,045
Fair value of plan assets	(8,504)	(11,182)

Unfunded accumulated benefits (required minimum liability)	13,417	14,863
Accrued pension cost	(6,032)	(18,447)

Additional liability under U.S. GAAP	7,385	—

Intangible asset	7,385	—

      The actuarial calculation for the pension plan is prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The assumptions used by the independent actuary to determine benefit obligation and net periodic pension cost of the plan as of December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004

Discount rate	12%	11%	11%
Expected long-term return on plan assets	12%	7.5%	7.5%
Rate of compensation increase	10%	9%	9%

f. Recent Accounting Pronouncements
      SFAS No. 151 “Inventory Cost — an amendment of ARB No. 43, Chapter 4.” In November 2004, FASB issued SFAS No. 151 which requires certain abnormal expenditures to be recognized as expenses in current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. SFAS No. 151 shall be effective for financial statements for fiscal years beginning after June 15, 2005. It is not expected that the adoption of SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.
      SFAS No. 153 “Exchanges of Nonmonetary Asset — an amendment of APB Opinion No. 29.” In December 2004, FASB issued SFAS No. 153, which shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value can not be reasonably determined or the transaction lacks commercial substance. It is not expected that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2003 AND 2004, AND FOR YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57.	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2002	2003	2004

Net income	8,039,709	6,087,227	6,129,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	3,473,370	4,779,520	6,438,557
Interest income	(479,802)	(366,024)	(317,941)
Interest expense	1,582,750	1,383,446	1,270,136
Foreign exchange (gain) loss	(723,831)	(363,505)	1,192,842
Equity in net income of associated companies	(4,598)	(2,819)	(3,420)
(Gain) loss on sale of property, plant and equipment	(130,450)	(182,883)	26,089
Loss on redemption of Telkomsel’s bonds	—	—	44,628
(Gain) loss on sale of trading and investment securities	(3,196,380)	46,595	—
Amortization of goodwill and other intangible assets	187,990	730,659	872,330
Amortization of unearned income	(59,691)	(61,812)	(93,164)
Amortization of deferred charges	11,903	26,555	25,751
Net periodic post-retirement benefit cost	616,512	641,435	492,240
Net periodic long service award benefit cost	289,922	219,239	159,323
Provision for doubtful accounts and inventory obsolescence	31,103	326,419	357,096
Income tax expense	2,898,971	3,861,090	4,003,072
Minority interest in net income of subsidiaries	810,222	1,503,478	1,956,301
Changes in assets and liabilities:
Trade accounts receivable	(373,125)	(827,772)	(670,103)
Other accounts receivable	882	14,579	105,670
Inventories	31,398	76,486	(58,329)
Prepaid expenses	(17,936)	(84,690)	(179,573)
Prepaid taxes	(84,409)	(127,607)	173,189
Prepaid pension benefit costs	—	(260,041)	196,960
Trade accounts payable	1,303,288	593,826	(47,618)
Other accounts payable	166,383	(27,837)	(96,022)
Taxes payable	(1,601,223)	477,961	(105,991)
Accrued expenses	347,910	(779,917)	(65,078)
Unearned income	134,850	317,650	266,774
Advances from customers and suppliers	80,090	(30,884)	(78,028)
Accrued pension and other post-retirement benefit costs	—	7,041	18,768
Contributions to Yayasan Kesehatan Pegawai Telkom	(59,543)	(188,473)	(724,530)
Payments of long service award benefit	(76,525)	(222,743)	(78,057)
Interest paid	(900,660)	(1,178,332)	(1,348,919)
Interest received	480,288	369,982	321,677
Income tax paid	(1,914,895)	(3,905,317)	(4,132,359)

Net cash provided by operating activities	10,864,473	12,852,532	16,051,480