Form 20-F
period 2005-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2006-06-23
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number 1-14406

Perusahaan Perseroan (Persero)
P.T. Telekomunikasi Indonesia Tbk.
(Exact name of Registrant as specified in its charter)
Telecommunications Indonesia
(a state-owned public limited liability company)
(Translation of Registrant’s name into English)

Republic of Indonesia
(State or other jurisdiction of incorporation or organization)
Jalan Japati, 1
Bandung 40133
Indonesia
(62) (22) 452-1510
(62) (21) 521-5109*
(Address of Registrant’s principal executive offices)

         Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of	Name of each exchange
Each class	on which registered

American Depositary Shares representing Series B Shares, par value 250 Rupiah per share	New York Stock Exchange
Series B Shares, par value 250 Rupiah per share	New York Stock Exchange**
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
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐        No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐        No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑        No ☐
     Indicate by check mark whether the registrant is a large accelerate filer, an accelerated filer, or an non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑        Accelerated filer ☐        Non-accelerated filer ☐
     Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17 ☐        Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐        No ☑

*	Investor Relations Unit, Graha Citra Caraka, Jl. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.

**	The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

*	Omitted because the item is not applicable.

i

DEFINITIONS

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents 40 of TELKOM’s Series B shares. The ratio of shares to ADS is 40:1.

“ADSL”	(Asymmetric Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“AMPS”	(Advanced Mobile Phone System) is an analog mobile cellular system standard.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base. It is computed by dividing total revenues (including gross interconnection revenues) for a given period by the respective average number of subscribers for such period, except that for the mobile cellular service, revenues do not include connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts.

“ASR”	(Answer to Seizure Ratio). See “call completion rate”.

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communication link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“call completion rate”	is the percentage of calls that are successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller’s local exchange, in the case of call completion rates for local calls and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or “ASR”.

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

“DCS1800”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“Directors’ Decree on Internal Control”	is the decree of the Board of Directors, dated October 29, 2004, titled “Internal Control over Financial Reporting in Compliance with the Sections 302 and 404 of the Sarbanes Oxley Act of 2002” on certain policies and procedures for effective internal controls and good corporate governance and early detection of errors, frauds and other misuses”.

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DTR”	(Distributable TELKOM Revenues) is the monthly revenue share payable by each KSO Unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO Unit after deduction of specified KSO operating expenses and MTR.

“dualband”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long-distance and international long-distance.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“Erlang”	refers to a unit of measurement of telephone traffic equal to one hour of conversation.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed line”	refers to fixed wireline and fixed wireless.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“ISDN”	(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed Internet connectivity.

“ITRB”	refers to the Indonesian Telecommunications Regulatory Body.

“Kbps”	(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period.

“KSO Period”	refers to period covered by the KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated — pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

“MHz”	(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	(Ministry of Communication). See “MoCI”.

“MoCI”	refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“NMT-450”	(Nordic Mobile Telephone) is a form of analog mobile cellular service primarily installed in vehicles.

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH” or “Revenue-Sharing Arrangement”	(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PPLT”	refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunications Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.

“PSDN”	(Packet Switched Data Networks) is a network using a switch device and sending packets of data through the network to some remote location.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

“RSA”	refers to the Revenue Sharing Agreement.

“RUIM” or “RUIMcard”	(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIMcard”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	Short Messaging Service, a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VPN”	(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide secur-

ity to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

“WLL”	(Wireless Local Loop) is a means of providing local loop (the physical connection from the subscriber’s premises to the carrier’s point of presence or POP) facility without wires, which allows carriers to provide local loop with approximately 1 Gbps or more in aggregate bandwidth per coverage area. WLL is particularly effective in rocky or soggy terrain.

FORWARD LOOKING STATEMENTS
      This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) and its subsidiaries and certain plans and objectives of the Company or the Company and its subsidiaries, wherever applicable, with respect to these items — in particular, among other statements, certain statements in Item 5. “Operating and Financial Review and Prospects” including, without limitation, those concerning the Company’s expectations and plans, strategy, management’s objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses and forward looking statements concerning the Company’s operations, performance and financial condition. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” or “anticipates,” and the negatives of such terms or comparable terms. By their nature, forward looking statements involve risk and uncertainty because they are related to events which depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Important information regarding risks and uncertainty is set forth elsewhere in this annual report, including in Item 3. “Key Information — D. Risk Factors,” Item 5. “Operating and Financial Review and Prospects — E. Off-Balance Sheet Arrangements,” Item 5. “Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk”.
CONVENTIONS
      In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “Indonesia” are references to the Republic of Indonesia and all references to the “U.S.” and “United States” are references to the United States of America. All references to the “Government” herein are references to the government of the Republic of Indonesia. References herein to “Rupiah” and “Rp.” are to the lawful currency of Indonesia and all references to “US Dollars” or “US$” are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into US Dollar amounts, based on the prevailing exchange rate of Rp.9,830 = US$1.00, being the middle market spot rate of exchange for Rupiah against US Dollar quoted by Reuters on December 31, 2005. Such translations should not be construed as representations that the Rupiah or US Dollar amounts referred to could have been, or could be, converted into Rupiah or US Dollars, as the case may be, at that or any other rate or at all. The average middle market spot rate of exchange for Rupiah against US Dollar quoted by Bank Indonesia on December 31, 2005 was Rp.9,830 to US$1.00. See Item 3. “Key Information — A. Selected financial data — Exchange Rate Information” for further information regarding rates of exchange between Rupiah and US Dollars.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected financial data
      TELKOM’s consolidated financial statements for the year 2001 were audited by KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), the member firm of Deloitte Touche Tohmatsu in Indonesia (“Deloitte”). TELKOM’s consolidated financial statements for the year 2002 have been audited by KAP Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”). TELKOM’s consolidated financial statements for the years 2003, 2004 and 2005 have been audited by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”). KPMG is a Swiss cooperative of which all firms are members. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP”. All such consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 54 to the Company’s consolidated financial statements, which provide a description of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the amount of U.S. GAAP net income and stockholders’ equity of TELKOM for and as of the end of each of the periods indicated in the consolidated financial statements.
      For the year 2005, 9 companies were consolidated into TELKOM’s consolidated financial statements, namely: PT AriaWest International (“AriaWest”, 100% owned by TELKOM), PT Multimedia Nusantara (“Metra”, 100%), PT Graha Sarana Duta (“GSD”, 100%), PT Pramindo Ikat Nusantara (“Pramindo”, 100%), PT Indonusa Telemedia (“Indonusa”, 96%), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%), PT Telekomunikasi Selular (“Telkomsel”, 65%), PT Napsindo Primatel Internasional (“Napsindo”, 60%) and PT Infomedia Nusantara (“Infomedia”, 51%). In addition to those companies, for the years 2003 and 2004, TELKOM consolidated the financial statements of PT Pro Infokom Indonesia (“PII”, 51% owned by TELKOM). In 2004, TELKOM increased its ownership interest in Dayamitra from 90% to 100%. In 2005, TELKOM increased its ownership interest in Indonusa from 90% to 96%. See Item 4, “Information on the Company — C. Business and Organizational Structure — Information on Subsidiaries and Associated Companies” and Note 1c to TELKOM’s consolidated financial statements.

      The following tables set forth a summary of the financial information of TELKOM as of and for the years specified. This information should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and is qualified in its entirety by reference to TELKOM’s consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,

				2004
	2001	2002	2003	(As Restated)(6)	2005	2005

						(US$
	(Rp. in billion, except for data relating to shares, dividends and ADS)					million,
						except for
						data relating
						to shares,
						dividends
						and ADS)(1)
Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Local and domestic long-distance usage	5,226	5,448	6,562	7,439	7,223	735
Monthly subscription charges	998	1,475	1,949	2,935	3,290	335
Installation charges	98	130	223	201	197	20
Others	93	211	163	70	71	7

Total fixed lines revenues	6,415	7,264	8,897	10,645	10,781	1,097

Cellular
Air time charges	3,988	5,454	7,678	9,826	13,666	1,390
Monthly subscription charges	581	593	581	448	384	39
Features	10	8	6	91	457	46
Connection fee charges	129	172	194	56	64	7

Total cellular revenues	4,708	6,227	8,459	10,421	14,571	1,482

Total telephone revenues	11,123	13,491	17,356	21,066	25,352	2,579

Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	1,474	1,320	900	296	269	27
Share in Distributable KSO Revenues (DKSOR)	733	801	583	350	319	33
Amortization of unearned initial investor payments	13	7	3	11	1	0

Total revenue under Joint Operation Schemes	2,220	2,128	1,486	657	589	60
Interconnection	1,424	2,831	4,162	6,188	7,742	788
Network	415	316	518	654	587	59
Data and Internet	673	1,552	3,109	4,809	6,934	705
Revenue-Sharing Arrangements	264	264	258	281	302	31
Other telecommunications services	165	221	227	293	301	31

Total Operating Revenues	16,284	20,803	27,116	33,948	41,807	4,253

	Year Ended December 31,

				2004
	2001	2002	2003	(As Restated)(6)	2005	2005

						(US$
	(Rp. in billion, except for data relating to shares, dividends and ADS)					million,
						except for
						data relating
						to shares,
						dividends
						and ADS)(1)
OPERATING EXPENSES
Personnel	2,281	4,388	4,440	4,910	6,563	668
Depreciation	2,870	3,474	4,779	6,438	7,571	770
Operations, maintenance and telecommunication services	2,150	2,290	3,339	4,530	5,916	602
General and administrative	1,343	1,146	2,079	2,600	2,764	281
Marketing	220	375	503	882	1,126	114
Write-down of assets	—	—	—	—	617	63
Loss on procurement commitments	—	—	—	—	79	8

Total Operating Expenses	8,864	11,673	15,140	19,360	24,636	2,506

Operating Income	7,420	9,130	11,976	14,588	17,171	1,747

Other income (expenses)
Gain on sale of long-term investment in Telkomsel	—	3,196	—	—	—	—
Interest expense	(1,330)	(1,583)	(1,383)	(1,270)	(1,177)	(120)
Interest income	572	480	366	318	345	35
Gain (loss) on foreign exchange — net	(379)	557	126	(1,221)	(517)	(53)
Equity in net income (loss) of associated companies	(86)	5	3	3	11	1
Others — net	353	(36)	364	331	409	42

Other Income (Expenses) — net	(870)	2,619	(524)	(1,839)	(929)	(95)

Income Before Tax	6,550	11,749	11,452	12,749	16,242	1,652
Tax expense	(2,007)	(2,899)	(3,861)	(4,178)	(5,184)	(527)

Income before minority interest in net income of subsidiaries	4,543	8,850	7,591	8,571	11,058	1,125
Minority interest in net income of subsidiaries, net	(475)	(810)	(1,504)	(1,956)	(3,064)	(312)

Net Income	4,068	8,040	6,087	6,615	7,994	813

Weighted average shares outstanding (millions)	20,160	20,160	20,160	20,160	20,160
Net income per share	201.81	398.80	301.95	328.10	396.51	0.04
Net income per ADS	8,072.20	15,951.80	12,077.83	13,124.14	15,860.25	1.61
Dividends declared per share(2)	44.08	105.41	165.58	158.09	144.90	0.01
U.S. GAAP(3)
Net income	4,298	8,587	5,791	6,468	7,840	798
Net income per share	213.20	425.96	287.23	320.86	388.89	0.04
Net income per ADS	8,528.17	17,038.21	11,489.40	12,834.47	15,555.74	1.58

	As of December 31,

				2004
	2001	2002	2003	(As Restated)(6)	2005	2005

						(US$ million)(1)
	(Rp. in billion)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	33,036	44,307	50,283	56,179	62,171	6,325
Current liabilities(4)	9,543	9,708	11,170	11,677	13,513	1,375
Other liabilities	3,447	5,383	6,258	8,222	7,728	786
Long-term debts	9,730	12,006	11,834	13,214	11,332	1,153
Total liabilities	22,720	27,097	29,262	33,113	32,573	3,314
Minority interest	1,235	2,596	3,708	4,938	6,305	641
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	513
Total stockholders’ equity	9,081	14,614	17,313	18,128	23,292	2,370
U.S. GAAP(3)
Total assets	32,449	44,623	51,347	56,702	63,481	6,440
Total stockholders’ equity	7,766	13,911	16,285	19,571	24,568	2,499

(1)	The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,830 to US$1 published by Reuters on December 31, 2005. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.
(2)	Dividends declared per share in 2001, 2002 and 2003 represent dividends per share after adjusting for the stock split that was effected in 2004. Dividends declared per share in 2004 comprised cash dividends for 2003 of Rp.150.98 per share and interim cash dividends declared in December 2004 of Rp.7.11 per share. Dividends declared per share in 2005 represent cash dividends for 2004 of Rp.152.01 per share deducted by interim cash dividends declared in 2004 of Rp.7.11 per share.
(3)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of termination benefits, foreign exchange differences capitalized to property under construction, interest capitalized on property under construction, revenue-sharing arrangements, employee benefit plans, equity in net income or loss of associated companies, land rights, revenue recognition, goodwill, capital leases, acquisition of Dayamitra, reversal of difference due to change of equity in associated companies, asset retirement obligations, and deferred income taxes. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 54 to the consolidated financial statements.
(4)	Includes current maturities of long-term debts.
(5)	As of December 31, 2004 and 2005, Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna share having a par value of Rp.250 and 20,159,999,279 Series B shares having a par value of Rp.250 from an authorized capital stock comprising one Series A Dwiwarna share and 79,999,999,999 Series B shares.
(6)	The 2004 consolidated financial statements have been restated to reflect the adoption of PSAK No. 24 (Revised 2004), “Employee Benefits” (“PSAK 24R”). See Note 4a to the consolidated financial statements. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP”.

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

Year	At period end	Average(1)	High(2)	Low(2)

	(Rp. Per US$1.00)
2001	10,400	10,266	11,675	8,865
First Quarter	10,400	9,895	10,400	9,450
Second Quarter	11,440	11,391	11,440	11,058
Third Quarter	9,675	9,355	9,675	10,350
Fourth Quarter	10,400	10,422	10,435	10,400
2002	8,940	9,316	10,473	8,460
First Quarter	9,655	10,192	10,473	9,542
Second Quarter	8,730	9,109	9,775	8,460
Third Quarter	9,015	8,949	9,218	8,695
Fourth Quarter	8,940	9,058	9,326	8,815
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,427	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365
2004	9,290	8,935	9,430	8,323
First Quarter	8,587	8,465	8,465	8,323
Second Quarter	9,415	8,992	9,430	8,574
Third Quarter	9,170	9,151	9,389	8,825
Fourth Quarter	9,290	9,126	9,355	8,960
2005	9,830	9,711	10,800	9,133
First Quarter	9,480	9,276	9,520	9,133
Second Quarter	9,713	9,548	9,755	9,435
Third Quarter	10,310	10,006	10,800	9,735
Fourth Quarter	9,830	9,992	10,300	9,735
2006
January	9,395	9,493	9,795	9,355
February	9,230	9,253	9,335	9,200
March	9,075	9,172	9,370	9,030
April	8,775	8,937	9,045	8,775
May	9,220	8,985	9,320	8,720

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.
(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.
Source: Bank Indonesia
     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2003, 2004 and 2005. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.8,430 and Rp.8,450 to US$1 as of December 31, 2003, Rp.9,280 and Rp.9,300 to US$1 as of December 31, 2004 and Rp.9,825 and Rp.9,835 to US$1 as of December 31, 2005. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2005.
      The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,830 to US$1 published by Reuters on December 31, 2005. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.
B.     Capitalization and Indebtedness
      Not applicable.
C.     Reason for the Offer and Use of Proceeds
      Not applicable.
D.     Risk Factors

TELKOM had a number of material weaknesses in its internal control over financial reporting as of December 31, 2003, 2004 and 2005 and TELKOM concluded that as of December 31, 2005 its disclosure controls were not effective, which could cause investors to lose confidence in its reported financial results and have an adverse effect on the trading price of its securities.
      Reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to TELKOM’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) were identified and communicated by KPMG in connection with its audits of the consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005. As part of its communications, KPMG informed the Audit Committee that it had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal control over financial reporting. TELKOM’s principal executive officer and principal financial officer concluded that because of the “material weaknesses” identified, TELKOM’s disclosure controls and procedures as of December 31, 2003, 2004, and 2005 were not effective to ensure that information required to be disclosed in the reports that TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and is accumulated and communicated to TELKOM’s management, including TELKOM’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Item 15. “Control and Procedures”.
      Since November 2003, TELKOM has been working to improve its internal control over financial reporting, including those needed to enable it to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as well as its disclosure controls and procedures, and has taken a number of steps to address these issues. See Item 15. “Control and Procedures”. TELKOM cannot provide any assurance that the steps that it has taken and is continuing to take will result in all material weaknesses being eliminated. TELKOM expects that its internal controls over financial reporting and disclosure controls and procedures will continue to evolve in the future. Any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect TELKOM’s ability to report financial results on a timely and accurate basis or cause TELKOM to fail to meet its reporting obligations. Inadequate internal controls over financial reporting or disclosure controls and procedures could also cause investors to lose confidence in TELKOM’s reported financial information, which could have an adverse effect on the trading price of TELKOM’s securities.
Risks Relating to Indonesia

Current political and social events in Indonesia may adversely impact business activity in Indonesia.
      Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years. For example, in June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity and telephone charges. In both instances, the Government was forced to drop or substantially reduce such proposed increases. In October 2005 following substantial increases in the market price of crude oil, the Government raised fuel prices by approximately 80%, which also led to numerous demonstrations and strikes.
      Actions by separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia. In the province of Papua (formerly Irian Jaya), there have been numerous clashes between supporters of separatist movements and the Indonesian military. In the provinces of Maluku and Central Sulawesi (Poso), clashes between religious groups have resulted in thousands of casualties and displaced persons in recent years. The Government has attempted to resolve problems in these troubled regions with limited success.
      Political and related social developments in Indonesia have been unpredictable in the past and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us or on an investment in the ADSs or Common Stock. Further, these social and civil disturbances could continue to have a material adverse effect on investment and confidence in and the performance of the Indonesian economy and in turn our business.

Terrorist activities in Indonesia could destabilize Indonesia, which could adversely affect TELKOM’s business.
      Bombings have occurred in recent years, at government buildings, foreign diplomatic facilities, night clubs and other locations, including the Jakarta Stock Exchange building, the Police Function Building in Jakarta, the departure lounge of Jakarta’s Soekarno-Hatta International Airport, the parliament building in Jakarta and a shopping mall in Jakarta. A bombing campaign struck religious buildings throughout Indonesia in 2000. On October 12, 2002, over 200 people were killed in a bombing at a tourist area in Bali. This terrorist attack resulted in a significant decline in international tourism. On August 5, 2003 a bomb exploded at the J.W. Marriott Hotel in Jakarta killing at least 12 people and injuring more than 150 people. On September 9, 2004, a bomb exploded outside the Australian Embassy in Jakarta’s central business district, killing at least nine people and injuring over 180 people. On May 28, 2005, two bombs exploded in a crowded market in Tentena in central Indonesia, killing at least 20 people and injuring at least 40. In October 2005, multiple bombs exploded in two locations in Bali, killing 22 people and injuring at least 50. Indonesian and United States government officials have indicated that some of these bombings may be the responsibility of Jemaah Islamiya, a Southeast Asian-based terrorist network allegedly linked to the international terrorist organization, Al-Qaeda. In May 2005, the United States also closed its embassy in Indonesia for a few days following an unspecified threat.
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
      Continued depreciation or volatility of the Rupiah against the US Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM’s capital expenditure program since most of the equipment to be used in the expansion of TELKOM’s network capacity is sourced off-shore and priced in foreign currencies, mainly in US Dollars and Euros, while almost all of TELKOM’s revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM’s business. As of December 31, 2005, the average exchange rate of Rupiah to US Dollar, based on the Reuters middle buy and sell rates, was Rp.9,830 per US Dollar.
      Fluctuations in the exchange rate between the Rupiah and the US Dollar could adversely affect, among other things, the Rupiah cost of Telkom’s network equipment purchases, the dollar value of any amounts a holder or beneficial owner of ADSs will receive in the event we issue dividends, the US Dollar value of the proceeds a holder or beneficial owner would receive upon the sale in Indonesia of shares of the Common Stock and the secondary market price of the ADSs.

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

Indonesia no longer has access to the Paris Club but continues to rely on loans from the World Bank and the Asian Development Bank.
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
      Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. “The Government’s long-term foreign currency debt was rated B1 by Moody’s as of May 19, 2006, rated BB- by Fitch Ratings (“Fitch”) as of March 3, 2006, and rated B+ by S&P as of February 9, 2006.” These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody’s, S&P, Fitch or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including TELKOM, to raise additional financing and the interest rates at which such additional financing is available.

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

      In 2002, a major flood in Jakarta affected TELKOM’s operations in Jakarta, where a significant portion of its revenues are derived. In December 2004, northern parts of the Indonesian island of Sumatra, and particularly the province of Aceh, suffered severe damage following a massive earthquake estimated to be of magnitude 9.3 on the Richter scale and a series of tsunami waves on December 26, 2004. The tsunami and the earthquake caused approximately Rp.54.9 billion (US$5.6 million) of damages to TELKOM’s assets and equipment in the Aceh province, including 22 out of 44 switching facilities and transmission facilities and disrupted over 35,000 telephone lines out of approximately 99,000 lines.
      On March 28, 2005, a major earthquake estimated to be of magnitude 8.7 on the Richter scale struck off the western coast of Sumatra. Scientists and seismic experts believe that rather than relieving stresses along the Sunda fault, located to the south of Sumatra, the seismic stresses along the Sunda fault continue unabated or have increased, and warned of the possibility of further earthquakes and tsunamis. The increased seismic activity has also coincided with volcanoes in Sumatra and Java, some of which have started to spew ashes and lava in the first quarter of 2006. Most recently, Mount Merapi in Central Java began erupting in May 2006, and experts believe a large eruption is imminent.
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
      TELKOM’s telecommunications services are carried through its fixed line, cellular and data networks. All types of networks use last mile access, regional metro junction and long haul transmis-

sion networks as a common network resource. For last mile access, TELKOM operates Copper Access Network, Optical Access Network and Wireless Access Network. The regional metro junction and long haul transmission network operated by TELKOM consists of optical fiber cable, microwave, submarine cable and satellite transmission links.
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
      In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi for both fixed and portable handsets. As of December 31, 2005, this service was offered in 231 cities. CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within the same area code). Customers generally have all features offered by cellular services except roaming to other area codes and internationally. Postpaid TELKOMFlexi customers are charged tariffs that are similar to PSTN tariff rates for this service while prepaid customers are charged tariffs slightly higher than postpaid rates but with no monthly fees. In each case, both TELKOMFlexi postpaid and prepaid tariffs are substantially lower than tariffs for cellular services. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on TELKOM’s ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, TELKOM could lose part or all of the benefit of its investment in the network that supports the TELKOMFlexi service. TELKOM may also be subject to disputes with its regulators or competitors.

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
      The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with, other telecommunications service providers, TELKOM must continue to expand and modernize its network, which involves substantial capital investment. TELKOM relies heavily on its internal funds, two-step loans obtained through the Government and third-party financing, including vendor financing to support the development of its fixed line network. If TELKOM does not have sufficient internal funds or is unable to obtain adequate vendor or other third-party financing for its planned capital expenditures or otherwise fund such expenditures through other financing arrangements, TELKOM may have to forego, delay or postpone certain of its planned capital expenditures. This may prevent TELKOM from being able to expand sufficiently and upgrade its network, which could adversely affect its revenues and growth.

Employee unions may negatively affect TELKOM’s business.
      Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted and may continue to result, in labor unrest and activism in Indonesia. On February 25, 2003, the Indonesian Parliament passed a new employment law, Law No. 13 of 2003 (the “Employment Law”), which took effect on March 25, 2003. The Employment Law provides more protection for the employee, such as requiring a ruling from the Industrial Relations Court for termination of an employee in certain situations, and covers the increment of severance amount, service and compensation payment payable to terminated employees as well as to allow employees to unionize without intervention from employers. The Employment Law and new implementation regulations that may be issued thereunder may substantially affect labor relations in Indonesia. In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. Membership with SEKAR is not compulsory. TELKOM believes that its relations with SEKAR are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.

New technologies may adversely affect TELKOM’s ability to remain competitive.
      The telecommunications industry is characterized by rapid and significant changes in technology. TELKOM may face increasing competition from technologies being developed or that may be developed in the future. New technologies, services or standards could require significant changes to its business model, the development of new products or the provision of additional services. In addition, TELKOM may need to substantially upgrade to a next generation network to implement convergent technologies and upgrade its billing and credit control systems to accommodate growth in its business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. TELKOM cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, TELKOM cannot provide any assurances that the technologies it adopts will not soon thereafter become obsolete or subject to intense competition from new technologies in the future. If TELKOM is unable to keep pace with rapid technological changes, its business, financial condition and results of operations could be materially and adversely affected.

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
      There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competition structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM considers that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM, including its subsidiaries such as Telkomsel, is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. As of the date of this Annual Report, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various ministerial decrees governing interconnection rates. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. Such calculated interconnection charges must be presented in a Reference Interconnection Offer (“RIO”) and reported to the ITRB. TELKOM submitted its RIO in April 2006. ITRB is expected to complete its review of RIOs submitted by large network operators, including TELKOM, by July 2006. The new interconnection tariff scheme will become effective on January 1, 2007. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”. TELKOM can give no assurance regarding the impact, if any, of such adjustment on the interconnection revenues and costs on TELKOM and there can be no assurance that such impact would not have a material adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Licenses: TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service provider, data communication and VoIP. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. It may also impose certain mandatory obligations on the license holders. See Item 4. “Information on the Company — B. Business Overview — Regulations — Modern License”. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002 a tariff increase, with a weighted average of 15% increase, was implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. However, on March 30, 2004, the Government, as recommended by the ITRB, announced that it would allow operators to adjust their tariffs, with the resulting weighted average of tariffs increasing by 9%. There can be no assurance that the Government will implement further tariff increases or that tariffs will keep pace with costs over time. Any failure of the Government to implement regular tariff increases could have a material adverse effect on our business, financial condition and results of operations.

•	Migration of Frequencies for 3G Service Providers: On August 31, 2005, the MoCI issued a press release which announced that in order to conform with the international standards of the industry and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications- 2000 (“IMT-2000” or “3-G”) network. The MoCI also announced that the CDMA-based technology network which TELKOM uses for its fixed wireless services can only operate in the 800 MHz frequency spectrum. At present, TELKOM utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, TELKOM utilizes the 800 MHz frequency spectrum. As a result of the Government’s decision, TELKOM’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network can no longer be used commencing at the end of 2007. We expect that the BSS equipment will be completely replaced with the BSS equipment operating in 800 MHz by mid-2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that TELKOM’s fixed wireless network can only operate in the 800 MHz frequency spectrum and that the 1900 MHz is allocated for the 3-G network. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses”. There can be no assurance that TELKOM will not recognize further loss as a result of such Government decisions.

•	Termination of Wireless Local Loop (“WLL”) License: In the first quarter of 2005, the Government, in its efforts to rearrange the frequency spectra utilized by the telecommunications industry, issued a series of regulations which resulted in TELKOM not being able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network commencing at the end of 2006. As a result of these regulations, certain of TELKOM’s cable network facilities within the fixed wireline segment, which comprise primarily of WLL and approach link equipment (a transmission equipment to link BTSs to a local exchange) operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses”. There can be no assurance that TELKOM will not recognize further loss as a result of such Government decisions.

•	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law allows the Government to delegate its authority to regulate, supervise and control the telecommunications sector in Indonesia to an independent regulatory body, while maintaining the authority to formulate policies over the industry. Such delegation of authority to the ITRB was implemented under the MoC Decree No. 31/2003, dated July 11, 2003. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business, financial condition, results of operations or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2005, Indosat offered this service in Jakarta, Bogor, Depok, Tangerang, Bekasi, Banten, Surabaya, Yogyakarta, Malang, Sidoarjo, Gresik, Batu, Madura (Bangkalan, Sampang, Sumenep), Pasuruan, and Medan. Based on the interconnection agreement between TELKOM and Indosat dated September 23, 2005, TELKOM and Indosat have agreed to open interconnection (i) of TELKOM’s local fixed line network with Indosat’s long-distance fixed line network; (ii) of Indosat’s local fixed line network with TELKOM’s long-distance fixed line network; (iii) between TELKOM’s and Indosat’s long-distance fixed line networks; (iv) of TELKOM’s domestic fixed line network with Indosat’s international fixed line network; and (v) Indosat’s local fixed line network with TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. On December 1, 2005, TELKOM and Indosat entered into an interconnection agreement for the interconnection of TELKOM’s fixed network with Indosat’s mobile cellular network and allowing Indosat’s mobile customers to access TELKOM’s IDD services. Therefore, Indosat is expected to expand its service coverage to other cities in Indonesia. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004. This greater competition in the fixed line market, including fixed wireless, could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers. TELKOM’s interconnection arrangements will be affected by the new cost-based interconnection scheme which was publicly announced in February 2006. An amendment to the interconnection agreement with Indosat reflecting the new cost-based interconnection scheme is expected to be effective by the end of 2006.

•	DLD and IDD Services: On March 11, 2004, the MoC issued Decree No. 28/2004, Decree No. 29/2004 and Decree No. 30/2004 that further implement the Government’s policy of encouraging competition in the markets for DLD and IDD services. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access codes, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to the MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access codes within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five-year period to implement the three digit DLD access codes. On April 1, 2005, the MoCI, to which telecommunications regulatory responsibility was transferred, announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area codes within five years. TELKOM has also been assigned “017” as its DLD access code. However, the interconnection agreement between Indosat and TELKOM in these five cities does not contain any provisions on technical and business arrangements regarding the use of “011” and “017” DLD access codes. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default code for each operator’s customers to access the DLD service selected by the respective operator. Competition in the market for DLD services could lead to a decline in TELKOM’s DLD revenues as subscribers choose to receive DLD services from other providers, such as Indosat. With regard to IDD services, on May 13, 2004 TELKOM received its commercial license from the Government to provide IDD services and began offering such services to customers on June 7, 2004. Nevertheless, competition among IDD service providers may limit TELKOM’s ability to generate significant IDD revenues. On May 17, 2005, the MoCI issued decree No. 6/2005. According to Decree No. 6/2005, the three digit access code in the form of “01X” and “0” access code for access to DLD services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which TELKOM has technical capabilities to support such services. By April 1, 2010, the “01X” long-distance services must be commenced in all TELKOM’s local areas to accommodate customers who prefer to choose their long-distance carrier. For further information, see Item 4. “Information on the Company — B. Business Overview — Indonesian Telecommunications Industry — Regulations — DLD and IDD Services.”

•	Compensation Risk: The Telecommunications Law provides that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia. TELKOM’s exclusive right to provide fixed local telecommunications services was terminated by the Government in August 2002 and TELKOM’s exclusive right to provide domestic long-distance services was terminated on March 30, 2004. The Government has determined the scheme of compensation for the termination of TELKOM’s exclusive rights, which will consist of

(i) expedited issuance of an IDD license to TELKOM, which was issued on May 13, 2004; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a net cash payment to TELKOM of Rp.478 billion (after taxes). While the amount of the compensation payable to TELKOM has been determined, payment was contingent on appropriations to the State Budget for the MoCI, which requires approval by Parliament. On December 15, 2005, TELKOM signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the Directorate General of Post and Telecommunications of MoCI. Pursuant to this agreement, the Government agreed to pay Rp.478.0 billion to TELKOM over a five-year period. Under the plan, the Government paid Rp.90.0 billion in 2005 and shall pay Rp.90.0 billion in 2006 and then the remaining Rp.298.0 billion thereafter in installments or in lump-sum, which payment schedule will depend upon the Government’s budgetary considerations. In addition, TELKOM is required by the Government to use funds received thereunder for development of Indonesian telecommunications infrastructure. TELKOM can provide no assurance that the Government will honor its promise to pay the balance within the next five years.

•	Identity Registration: For prepaid subscribers, there is a new obligation regulated under the MoCI Decree No. 23/2005, issued on October 28, 2005. Pursuant to this Decree, TELKOM is required to obtain identity information for all of its prepaid customers on or prior to April 28, 2006. Such an obligation may slow down revenue growth in 2006 compared to 2005 and have an adverse impact on TELKOM’s profit as TELKOM will have to incur additional expenditures on support systems and dealers’ compensation. It may also present difficulties for TELKOM in retaining existing customers and expose TELKOM customers’ identities to illegal use or government investigations. This identity registration requirement, however, will affect other competitors as well.

      There can be no assurance that the amendment or interpretation or implementation of current laws and regulations, or the introduction of additional laws or regulations, will not adversely affect TELKOM’s business, financial condition and prospects.

TELKOM’s increasingly important cellular operations face significant constraints and competitive pressures.
      TELKOM provides cellular telecommunications services primarily through its subsidiary Telkomsel (GSM 900 Mhz and 1800 Mhz). Telkomsel has experienced rapid growth in its subscriber-base in recent years and its revenue has become an increasingly large component of TELKOM’s consolidated revenue. Telkomsel’s future growth depends upon its ability to manage capacity and spectrum constraints. Telkomsel has experienced such constraints in the past and has therefore deployed significant resources to eliminate such constraints. Although Telkomsel is not currently experiencing such difficulties, there is no guarantee that Telkomsel would not face such constraints in the future, which may result in network congestion, reduced service quality and an inability to increase and retain its subscriber base.
      The Indonesian cellular telecommunications market is highly competitive. Currently, Telkomsel competes primarily with Indosat and PT Excelcomindo Pratama (“Excelcomindo”) in attracting and retaining subscribers for its mobile cellular telecommunications services. There are also several other new competitors, including new CDMA cellular operators. Competition between Telkomsel and all of these operators is based on various factors such as pricing, network quality and coverage, range of services offered and customer service. While TELKOM believes Telkomsel has been successful in maintaining its market share to date, there can be no assurance that Telkomsel will be successful in competing in the cellular market in the future.

TELKOM’s satellites have a limited life and substantial risk exists for TELKOM-1 and TELKOM-2 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.
      TELKOM’s TELKOM-1 and TELKOM-2 satellites have limited operational lifespans. A number of factors affect the operational livespans of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. For further information on the insurance coverage for TELKOM-1 and TELKOM-2 satellites, see Item 4. “Information of the Company — B. Business Overview — Insurance”. While TELKOM has provided insurance for its satellites, there can be no assurance that such insurance will offer adequate coverage. The loss of its satellites may have a material adverse effect on TELKOM’s financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently relies largely on satellite coverage for telecommunication services.

TELKOM is subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.
      There may be less publicly-available information about Indonesian public companies, including TELKOM, than is regularly disclosed by public companies in countries with more mature securities markets. TELKOM’s audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which varies in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 54 to TELKOM’s consolidated financial statements.

Certain TELKOM employees, including present and former TELKOM directors, are subject to on-going police investigations.
      There are on-going investigations by the West Java Police Department as to the conduct of TELKOM’s Director of Human Resources Development, TELKOM’s Director of Consumer, and several other TELKOM employees (including one former TELKOM director and one former President Director of Napsindo). As the details of the investigations have not been made public, TELKOM does not know the full nature or extent of the investigations or the matters to which they relate, or whether any charges are likely to be filed. Based on press reports, TELKOM understands that the investigations relate principally to an alleged violation of anti-corruption law regarding (i) the retention by TELKOM of a consultant and an alleged overpayment without compliance with proper procedures; and (ii) the alleged provision of interconnection services to Napsindo, TELKOM’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff, and alleged use by Napsindo/Globalcom of TELKOM’s network for the provision of illegal VoIP services. It is also understood that one of the investigations relates to TELKOM’s guarantee of a bank loan obtained by Napsindo. To TELKOM’s knowledge, no charges have been filed against any of the persons investigated by the West Java Police Department, although several of them (but not our Director of Consumer) were held in custody in West Java pending completion of the investigations. On May 10, 2006, those individuals were released from police custody because the police were unable to find any incriminating evidence to support the alleged charges during the 120-day period they were held. 120 days is the maximum period allowed for police custody of suspects for investigation purposes. However, the investigation is ongoing.
      There can be no assurance that the police will not find evidence of wrong-doing, that charges will not be filed in relation to the foregoing or that such persons or other TELKOM employees will not be found guilty of any offence. Although TELKOM believes that the investigations are without merit, to the extent any of such persons are in custody, or are found guilty of any offence, TELKOM is and would be deprived of their services. In addition, TELKOM does not believe that there are any financial ramifications for TELKOM as a result of the investigations.

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
      On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares were also publicly offered without listing on the Tokyo Stock Exchange. TELKOM is currently one of the largest companies by market capitalization in Indonesia, with a market capitalization of approximately Rp.118,943 billion as of December 31, 2005 and of approximately Rp.143,136 billion as of May 24, 2006. The Government currently has an aggregate interest of approximately 51.2% of the issued and outstanding shares of TELKOM. The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.
      Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized a plan to repurchase up to a maximum of 5% of TELKOM’s 20,159,999,279 total issued and outstanding Series B shares for a total repurchase amount not exceeding Rp.5,250,000 million. Pursuant to the share repurchase plan, as of June 2, 2006, TELKOM has cumulatively repurchased an aggregate of 8,373,500 Series B shares on either the Jakarta Stock Exchange or the New York Stock Exchange, representing less than 0.05% of the total issued and outstanding Series B shares of 20,159,999,279 for a total repurchase amount of Rp.61.4 billion (US$6.2 million). These transactions are in compliance with the limitations set forth in the resolution. For further information on the share repurchase, see Item 7. “Major Stockholders and Related Party Transactions — A. Major Stockholders”.
      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM, which led to certain disputes. As a result,

TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI, and amended the terms of the KSO agreement with its KSO partner in region IV to obtain legal right to control financial and operating decisions of Regional Division IV. For a more complete description of the acquisition of control of its KSO partners in regions I, III and VI, acquisition of control of region IV, and TELKOM’s KSO arrangements, see Item 10. “Additional Information — C. Material Contracts” and Item 4. “Information on the Company — B. Business Overview — Joint Operation Scheme”.
      In 1999, the Government passed Telecommunications Law No. 36 which became effective in September 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the prior telecommunications law, TELKOM and PT Indonesian Satellite Corporation (“Indosat”) maintained joint ownership in most telecommunications companies in Indonesia. The Government reforms called for the progressive elimination of these joint shareholdings to promote competition. As a result, in 2001, TELKOM acquired Indosat’s 35% interest in Telkomsel, resulting in TELKOM owning 77.72% of the shares of Telkomsel and Indosat acquired TELKOM’s 22.5% interest in Satelindo and 37.7% interest in Lintasarta. In 2002, TELKOM sold 12.72% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), resulting in TELKOM’s ownership being reduced to 65% of the shares of Telkomsel.
      Pursuant to the Telecommunications Law, the Government as of August 1, 2001 terminated the exclusive rights of TELKOM to provide fixed line services in Indonesia and Indosat to provide international direct dial services. TELKOM’s exclusive right to provide domestic local service was terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. On May 13, 2004, TELKOM received its commercial license to provide IDD fixed line services and began offering such services on June 7, 2004. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of the date of this Annual Report, Indosat is able to provide nationwide DLD services through its CDMA-based fixed wireless network and its interconnection arrangements with TELKOM.
      For a description of the important events in the development of the Company’s business since the beginning of the Company’s last three financial years to the date of this Annual Report, see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview”. A description of the Company’s principal capital expenditures and divestitures, since the beginning of the Company’s last three financial years to the date of this Annual Report is set forth in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Information concerning the principal capital expenditures and divestitures currently in progress is also described in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. The Company is domiciled in the Republic of Indonesia. It is incorporated in and under the legislation of the Republic of Indonesia. The address of the Company’s registered office is No. 1, Jalan Japati, Bandung, 40133, Indonesia and the telephone number of the Company’s registered office is (62) (22) 452-1510.

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

•	Fixed lines (which consists of fixed wireline and fixed wireless);

•	Cellular;

•	Joint Operation Schemes (KSO);

•	Interconnection;

•	Network;

•	Data and Internet;

•	Revenue-Sharing Arrangements; and

•	Other Services (including revenues from telephone directory services and building management services).
      For segment reporting purposes, TELKOM has four segments: (i) fixed wireline, (ii) fixed wireless, (iii) cellular and (iv) other. See Note 46 to the consolidated financial statements. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including, among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides local and domestic long-distance CDMA-based telephone services, as well as other telecommunication services using limited-mobility wireless handsets within a local area code. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.
      For 2005, no single customer, other than interconnection customers, accounted for more than 1% of TELKOM’s total operating revenues and TELKOM’s top 100 customers, other than interconnection customers, together accounted for no more than 2% of its total operating revenues. For the purpose of calculating operating revenues, TELKOM treats each state-owned enterprise owned by the Government as a single customer.
      TELKOM’s business does not experience significant seasonality.

Fixed Line Services
      Fixed line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed line services in Indonesia. In 2005, TELKOM provided fixed line services in Divisions I, II, III, IV, V and VI. In 2005, revenues from fixed line services in these divisions contributed Rp.10,781.3 billion (US$1,096.8 million), or 25.8% of total operating revenues. Beginning January 20, 2004, when TELKOM acquired control of operations of Regional Division IV, TELKOM began providing fixed line services in Division IV.

Fixed Wireline Services
      Fixed wireline subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local, domestic long-distance and international services. Usage charges are generally uniform nationwide and are based on call distance, call duration and the time of day at which calls are made. In addition, subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance, which are billed on a monthly basis.
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

Fixed Wireless Services
      In December 2002, TELKOM began offering a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2005, was available in 231 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrently with its use of CDMA fixed wireless technology for the development of its fixed line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network and expand its TELKOMFlexi service to other cities and regions in Indonesia. As of December 31, 2005, TELKOM had 1,448 BTSs and 3.7 million line units deployed, of which 1,357 BTSs and 3.3 million line units were financed by TELKOM and 91 BTSs and 0.3 million line units were established under the RSA scheme. As of December 31, 2005, TELKOM had 4,061,867 TELKOMFlexi lines in service.
      TELKOMFlexi subscribers have the option of postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, domestic-long distance and international services, which charges are generally the same as those paid by fixed line subscribers. Prepaid subscribers are required to purchase starterpacks containing RUIM cards and vouchers or refills, and pay only usage charges, which are typically higher than those paid by postpaid subscribers. Prepaid subscribers may purchase a Rp.35,000 starterpack, which include a Rp.35,000 voucher. Refills are made through purchasing vouchers, or through voucherless electronic and ATM channels, in amounts ranging from Rp.10,000 to Rp.500,000, depending on the refill method used. Vouchers and refills purchased remain active for limited periods from the date of purchase, ranging from 15 days for a Rp.10,000 voucher or refill to 210 days for a Rp.500,000 voucher or refill. TELKOM generally provides a 30-day grace period after the expiry of the active period in which only incoming calls are allowed.
      TELKOMFlexi subscribers are also provided with a number of value-added features, such as SMS, WAP, a web portal, ring tones, voicemail and information services, such as billing, directory assistance and other content services. The revenues from these services are reported in the Data and Internet category. See “— Data and Internet Services” below. Customers generally have all features offered by cellular services except roaming to other local area codes and internationally. In June 2004, TELKOM launched a “FlexiCombo” service which allows each subscriber to have up to three telephone numbers, with each number assigned for use in one of three different cities (area codes), but without local area code or international roaming. As of December 31, 2005, the “FlexiCombo” service was available in 231 cities.

Cellular Services
      TELKOM provides its mobile cellular services through its 65%-owned subsidiary Telkomsel. Cellular revenues grew by 39.8% from Rp.10,421.3 billion (US$1,121.8 million), or 30.7% of TELKOM’s total operating revenues, for the year ended December 31, 2004 to Rp.14,571.0 billion (US$1,482.3 million), or 34.8% of TELKOM’s total operating revenues, for the year ended December 31, 2005. Over the same period, the total number of Telkomsel’s mobile cellular subscribers (pre-paid and post-paid) increased by 49.0% from approximately 16.3 million at the end of 2004 to approximately 24.3 million as of December 31, 2005. Of the total subscribers as of December 31, 2005, approximately 22.8 million were pre-paid and approximately 1.5 million were post-paid. Based on data developed by

Telkomsel from various sources, Telkomsel had an estimated 52% share of the GSM cellular market in Indonesia as of December 31, 2005, compared to an estimated 54% market share as of December 31, 2004.
      Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through the 376 networks operated by 244 international roaming partners in 148 countries as of the end of 2005. As of December 31, 2005, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java and Bali.
      Telkomsel provides its subscribers with the option of a prepaid service under the brand name “SimPATI,” or a postpaid service under the brand name “KartuHALO.” In May 2004, Telkomsel launched a new prepaid brand “Kartu As,” which was intended to target the lower segment of the market as well as customers who travel frequently within Indonesia, by offering free domestic roaming and lower tariffs on local and domestic long-distance calls, with no difference between tariffs for calls during peak and off-peak hours. On February 1, 2005, Telkomsel introduced new flat tariff for simPATI — Rp.150 per 30 seconds for any call within Telkomsel’s network throughout Indonesia during off-peak time. Further, on March 15, 2005, in order to accelerate simPATI growth and to decrease the simPATI churn rate, Telkomsel launched a new brand called “simPATI 10HOKI” which offers ten new benefits, including 10 free SMSs, a free 10 minute call and 10 free contents download. Telkomsel also offers tailor-made postpaid services for corporate customers and a postpaid family service under the brand name “HALOkeluarga.” In August 2005, Telkomsel launched new “HALObebas” packages for its post-paid customers which allow customers who subscribe to any kartuHALO package to enjoy free roaming facilities as part of their basic service. Generally, postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for roaming, SMS, local, domestic-long distance and international services. All postpaid subscribers enjoy free national roaming and also choose among the following options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; or (c) waiver of the monthly subscription charge.
      Prepaid customers purchase a starter package, the price of which starts at Rp.15,000 for Kartu As customers and Rp.15,000 for SimPATI customers, depending on the value of the pre-paid voucher included in the package. For Kartu As customers, the Rp.15,000 starter package contains a SIM card and a voucher worth Rp.15,000. For SimPATI customers, the Rp.25,000 starter package contains a SimPATI SIM card and a voucher worth Rp.15,000. SimPATI subscribers can buy pre-paid vouchers ranging in value from Rp.20,000 to Rp.1,000,000 to increase the value of their SIM cards, while Kartu As subscribers can buy prepaid vouchers ranging from Rp.5,000 to Rp.100,000. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14-digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. Kartu As and SimPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centers and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, via telephone banking and over the Internet. In June 2004, Telkomsel introduced a new electronic refill service called “M-KIOS” which allows prepaid customers to refill with a mobile handset as the transaction terminal through secure means. In September 2004, Telkomsel introduced an automatic refill service that permits payments through VISA credit cards, pursuant to which a prepaid customer can elect to have a prepaid account refilled automatically in one of the following ways: (i) whenever the prepaid account balance falls below Rp.10,000; (ii) a fixed amount monthly; or (iii) on demand, through SMS. The prepaid customer credits generally have a predetermined expiry date.
      Provided that they meet certain credit-related eligibility requirements, SimPATI customers may sign up for Telkomsel’s post-paid KartuHALO services at any time without having to change their telephone numbers. While Kartu As and SimPATI customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers.

      On May 26, 2005, Telkomsel launched its trial run of 3G services in Jakarta. Telkomsel became the first Indonesian telecommunication company to implement a trial run of such services. Telkomsel continues to expand its 3G network and is conducting feasibility studies, field tests and marketing of its 3G services. In February 2006, Telkomsel, Indosat, Excelcomindo, PT Hutchison CP Telecommunications (“HCPT”) and PT Lippo Telekom were awarded separate licenses to operate the 3G network. The licenses will expire in ten years. Telkomsel has already completed its trial run period, but the service is not yet available to the public.
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
      The following table sets forth selected historical information on Telkomsel’s subscriber base for the periods indicated:

	As of or for the Year Ended December 31,

	2003	2004	2005

Cellular subscribers(1)
KartuHALO (Postpaid)	1,007,034	1,327,549	1,470,755
SimPATI (Prepaid)	8,581,773	11,557,758	16,004,631
Kartu As (Prepaid)	—	3,405,201	6,793,967
Deactivations(2)
KartuHALO (Postpaid)	265,355	317,020	372,921
SimPATI (Prepaid)	2,823,025	8,470,819	15,836,633
Kartu As (Prepaid)	—	824,489	12,105,848
Average monthly churn rate(3)
KartuHALO (Postpaid)	2.3%	2.3%	2.1%
SimPATI (Prepaid)	4.0%	6.8%	8.2%
Kartu As (Prepaid)	—	5.0%	14.9%
ARPU(4)
KartuHALO (Postpaid) (Rp.’000)	314	304	291
SimPATI (Prepaid) (Rp.’000)	95	84	84
Kartu As (Prepaid) (Rp.’000)	—	48	45

(1)	Prepaid subscribers may purchase SIM-cards and refill vouchers with values ranging from Rp.20,000 to as much as Rp.1,000,000. For Kartu As, the voucher values range from Rp.5,000 to Rp.100,000. The following table shows the respective active periods for Telkomsel’s SimPATI and Kartu As prepaid packages, respectively:

Period during which subscribers
SimPATI Value of Voucher	will have access to services

Rp.20,000	45 days
Rp.50,000	60 days
Rp.100,000	90 days
Rp.150,000	150 days
Rp.200,000	180 days
Rp.300,000	210 days
Rp.500,000	240 days
Rp.1,000,000	270 days

Period during which subscribers
Kartu As Value of Voucher	will have access to services

Rp.5,000	30 days
Rp.10,000	30 days
Rp.25,000	30 days
Rp.50,000	30 days
Rp.100,000	30 days

(2)	Includes voluntary and involuntary deactivations.
(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.
(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and dividing by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.
     In June 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2005, EDGE was available in Jakarta, Surabaya, Batam, Semarang and Bali. Telkomsel intends to continue to develop EDGE technology and expand this service to other major cities in Indonesia.

Joint Operation Scheme
      TELKOM and its remaining KSO partner, PT Bukaka SingTel International, provided fixed line and other services in Regional Division VII. In 2005, TELKOM’s revenues from KSO Regional Division VII (including amortization of unearned initial investor payments) contributed Rp.588.7 billion (US$59.9 million), or 1.4% of total operating revenues.
      TELKOM entered into agreements to establish the KSOs in 1995 and pursuant to such agreements transferred the right to operate Regional Divisions I, III, IV, VI and VII to private sector consortia, each of which involved one or more prominent international telecommunications operators. TELKOM then retained the right to operate divisions II and V, its two largest divisions. The KSO Agreements provided for the relevant KSO partner to manage and operate the Regional Division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for a pre-determined agreed amount of compensation. The KSO Agreements also provided for TELKOM to receive the following: (a) one-time initial payment from the KSO partners; (b) guaranteed minimum monthly payments or Minimum TELKOM Revenues (“MTR”); and (c) additional monthly revenue-sharing payments or Distributable TELKOM Revenues (“DTR”) from the revenues of the KSO Unit after payments of MTR and certain operating expenses. The KSO partners were granted licenses to provide fixed line services in the respective regions.
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

      TELKOM consolidated the revenues from Regional Division I (Sumatera) and Regional Division VI (Kalimantan) following their acquisitions in 2001 and 2002, respectively. TELKOM’s portion of KSO revenues for the last three years (2003 — 2005) are indicated in the following table:

	2003		2004		2005

KSO Division	MTR	DTR	MTR	DTR	MTR	DTR

	(Rp. in billion)		(Rp. in billion)		(Rp. in billion)
Division III (West Java and Banten)(1)	242.4	90.0	—	—	—	—
Division IV (Central Java)(2)	404.3	184.6	35.2	15.7	—	—
Division VII (Eastern Indonesia)	253.2	308.4	260.8	333.8	268.6	318.6

Total	899.9	583.0	296.0	349.5	268.6	318.6

(1)	For 2003, MTR and DTR are from January 1 to July 31, 2003. TELKOM consolidated Regional Division III (West Java and Banten) from July 31, 2003 following the acquisition of a 100% equity interest in AriaWest on July 31, 2003. TELKOM consolidated Rp.377.9 billion of operating revenues from Regional Division III (West Java and Banten) from July 31, 2003 through December 31, 2003, Rp.1,016.8 billion and Rp.1,498.9 billion in 2004 and 2005, respectively.
(2)	On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV (Central Java). See Item 10. “Additional Information — C. Material Contracts — PT Mitra Global Telekomunikasi Indonesia.” As a result of the amended and restated KSO agreement, TELKOM acquired Regional Division IV. TELKOM consolidated Rp.1,398.0 billion and Rp.1,653.2 billion of operating revenues from Regional Division IV (Central Java) from February 1, 2004 through December 31, 2004 and in 2005, respectively. For 2004, MTR and DTR for Regional Division IV represent MTR and DTR generated by Regional Division IV in January 2004.
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
      On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-

free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (including interest of US$25.0 million) on behalf of AriaWest and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement settling claims and disputes involving alleged material breaches of the KSO Agreement by each party. Pursuant to the settlement agreement, TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million. As a result of the acquisition of AriaWest and the settlement of the ICC arbitration in 2002, for the year ended December 31, 2002 TELKOM reversed the provision of Rp.511.9 billion which was previously made with respect to certain receivables from KSO Unit III and accrued the settlement amount of Rp.179.0 billion in its consolidated financial statements for the year ended December 31, 2002. The ICC arbitration proceeding was settled as of July 31, 2003. On December 30, 2004, TELKOM fully repaid the balance of the AriaWest loan that it assumed, amounting to US$151.9 million (including principal due in December 2004 of US$24.6 million and interest of US$4.3 million).
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
      On May 17, 2001, TELKOM acquired 90.32% of the issued and outstanding shares of its KSO partner for Regional Division VI, Dayamitra, and purchased a call option and granted a put option with respect to the 9.68% remaining shares of Dayamitra, for an aggregate consideration of approximately US$130.8 million (including a US$8.9 million post-closing working capital adjustment to the purchase price, and excluding consultants’ fees of approximately US$3.3 million, which was capitalized as part of the acquisition cost) which was to be paid in installments. TELKOM paid an initial amount of US$18.3 million on May 17, 2001, the US$8.9 million post-closing working capital adjustment to the purchase price on August 10, 2001 and the balance of US$103.6 million in eight quarterly installments of approximately US$12.9 million between August 17, 2001 and May 17, 2003. On December 14, 2004, TELKOM exercised its call option to acquire the remaining 9.68% of the shares of Dayamitra with a strike price of US$16.2 million. The purchase price for 9.68% shares of Dayamitra was US$22.1 million (Rp.203.0 billion), which represents the present value of the option strike price of US$16.2 million to be paid to an escrow account from December 26, 2004 through March 26, 2006, plus the option purchase price of US$6.3 million and payment for Dayamitra’s adjusted working capital of US$1.0 million.
      On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, PT Bukaka SingTel International (“Bukaka SingTel”), entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 1x in KSO VII region. On January 14, 2003, TELKOM and Bukaka SingTel entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Regional Division VII (the “Co-

Operation Agreement”) that implemented the terms of the Memorandum of Understanding. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.2 million and Rp.28.4 billion for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka SingTel. The new facilities are expected to be completed by 2006, with TELKOM and Bukaka SingTel sharing the revenues generated by these new facilities. See Item 10. “Additional Information — C. Material Contracts.”
      TELKOM consolidated Dayamitra in 2001, Pramindo in 2002 and AriaWest in 2003, upon acquisition of a majority ownership interest or control in those KSO partners. In addition, under the amended and restated KSO Agreement with respect to Regional Division IV entered into on January 20, 2004, TELKOM consolidated the operating results of KSO IV from February 1, 2004, being the nearest convenient balance date. Accordingly, the revenue sharing percentage in those KSOs is no longer relevant. As of December 31, 2005, PT Bukaka SingTel International is the only remaining KSO partner that has not been acquired or is not controlled by TELKOM. The following table sets forth certain information regarding KSO VII as of December 31, 2005, which has been derived from the KSO Agreements, amendments to the KSO Agreements and other related sources.

Division VII

KSO Partner	PT Bukaka SingTel International
Shareholders in the KSO partner:
Foreign telecommunications operator	Singapore Telecom International Pte. Ltd. (40.00%)
Indonesian and other shareholders	PT Bukaka Telekomindo International (51.50%); Transpac Capital (8.50%)
Revenue Sharing (TELKOM: KSO Partner)	35 : 65
End of KSO Period	2010

Interconnection Services
      TELKOM receives revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with TELKOM’s network. In 2005, revenues from interconnection services contributed Rp.7,742.1 billion (US$787.6 million), or 18.5% of total operating revenues.
      TELKOM enters into interconnection agreements with one- to three-year terms with other telecommunications network operators, including Indosat and Satelindo, Indonesia’s IDD service providers and cellular operators, establishing the fees payable by the respective operators and the procedures for routing calls through the networks of the respective operators. Most of the short-term (one-year) interconnection agreements are entered into with telecommunications network operators. Beginning in 2004, following the merger of Indosat, Indosat Multi Media Mobile (“IM3”) and Satelindo in 2003, Indosat assumed the obligations of Satelindo and IM3 under their respective interconnection agreements with TELKOM.
      In 2006, as a result of new regulations regarding DLD and IDD services and the implementation of the cost-based interconnection scheme, which was promulgated on February 8, 2006, TELKOM expects to amend all of its interconnection agreements with other domestic network operators to adjust, among other provisions, routing procedures, network configuration and interconnection fees in accordance with the cost-based interconnection scheme. Accordingly, there can be no assurance that TELKOM’s interconnection revenues and costs will not change. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”; and Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

      TELKOM’s interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	2,355.4	2,830.9	3,463.7	4,235.1	4,863.6
Outgoing paid minutes	2,689.3	3,854.5	4,872.1	6,448.0	7,514.9
Fixed Line Interconnection(2)
Incoming paid minutes	115.6	128.4	130.1	136.7	612.3
Outgoing paid minutes	34.7	39.6	30.9	51.1	493.5
Satellite Phone Interconnection
Incoming paid minutes	2.4	12.6	16.1	14.7	10.7
Outgoing paid minutes	0.5	5.6	7.5	8.2	6.5
International Interconnection(3)
Incoming paid minutes	286.8	303.3	444.1	427.6	596.4
Outgoing paid minutes	241.9	200.3	149.7	158.1	185.5
Total
Total Incoming paid minutes	2,760.2	3,275.2	4,054.0	4,814.1	6,083.0
Outgoing paid minutes	2,966.4	4,100.0	5,060.2	6,665.4	8,200.4

(1)	Includes interconnection with Telkomsel.
(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, and for 2004 and 2005, Indosat.
(3)	International interconnection minutes are derived from interconnection with Indosat’s international network and, starting 2004, incoming and outgoing calls using TIC 007 as well.
     TELKOM’s paid minutes from Telkomsel for 2001 — 2005 are set forth in the following table.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(millions of minutes)
Incoming paid minutes	1,289.9	1,672.6	2,011.8	2,354.1	2,709.1
Outgoing paid minutes	1,266.0	2,001.6	2,610.3	3,422.1	4,251.5
      On June 7, 2004, TELKOM began offering IDD fixed line services under the brand name “TIC 007.” Revenues from IDD services are reported as international interconnection revenues. In order to facilitate interconnection of international calls, TELKOM has entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM does not have agreements with telecommunication operators in each of its IDD destinations, TELKOM has entered into agreements with certain major carriers such as Singapore Telecommunications Limited (“SingTel”), Telekom Malaysia Berhad (“Telekom Malaysia”), MCI Inc. (“MCI”) and others for such operators to act as hubs to route international calls to their destinations.

Network Services
      TELKOM provides satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. In 2005, revenues from network services contributed Rp.586.6 billion (US$59.7 million), or 1.4% of total operating revenues. TELKOM’s customers for network services include businesses and other telecommunications operators. Customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.

Data and Internet Services
      TELKOM provides SMS for fixed line, fixed wireless and cellular phones, dial-up and broadband Internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services. In 2005, revenues from data and Internet services contributed Rp.6,934.3 billion (US$705.4 million), or 16.6% of total operating revenues.
      In October 2004, TELKOM introduced a premium prepaid dial-up Internet access service. In 2005, an average of approximately 500,000 telephone subscribers accessed its TELKOMNet Instan and premium prepaid dial-up Internet service per month, representing an increase of 10% over the prior year. Subscribers utilized a total of 2.8 billion minutes of TELKOMNet Instan and 877,921 minutes of premium prepaid dial-up service in 2005. As of December 31, 2005, TELKOM also had 30,622 broadband Internet access subscribers, which was available in Jakarta and Surabaya.
      In September 2002, TELKOM began offering a premium VoIP international calling service under the name “TELKOMGlobal-017” and a standard VoIP international calling service under the name “TELKOMSave” and TELKOM is currently providing both services in several cities in Indonesia, including Jakarta, Surabaya, Bandung, Medan and Denpasar. As of December 31, 2005, TELKOM’s VoIP services allowed subscribers access to 633 destination points in 236 countries through agreements which TELKOM has entered into with eight global carriers (including two global carriers for outgoing only, three global carriers for incoming only and three global carriers for incoming and outgoing) and wholesalers that allow TELKOM to access their international networks. VoIP is a low-cost phone service that is accessed by dialing a special international long-distance prefix. On March 11, 2004, the MoC issued Decree No. 28/2004 and Decree No. 31/2004, which stated that VoIP access codes must be changed from three digits to five digits (“010XY”), and on April 1, 2005, the MoCI announced that the five digit VoIP access codes must be implemented by all operators by December 31, 2005. On May 17, 2005, MoCI Regulation No. 7/2005 was ratified, which changes the VoIP access codes to (i) “010XY” for single stage method; and (ii) “170XY” for double stage method, respectively, effective January 1, 2006. The single stage method refers to direct dialing services without subscription validation. The double stage method refers to direct dialing services whereby subscription validation is required before dialing the destination number. As at January 2006, the access codes for TELKOM’s VoIP service are “017” for single stage and “17017 (prepaid) and 17071 (postpaid)” for double stage.
      The Company plans to increase the number of access points in Indonesia and abroad from which its customers are able to access its VoIP services. In 2005, there was a total of 300.6 million outgoing (using either TELKOMSave or TELKOMGlobal) and incoming (from TELKOM’s global partners) VoIP minutes called, representing an increase in VoIP minutes called of 11.6 million, or 4.0%, over the prior year. Incoming VoIP minutes called increased by 21.0% from 178.2 million minutes in 2004 to 215.6 million in 2005. However, outgoing VoIP minutes called decreased by 23.3% from 110.8 million minutes in 2004 to 85.0 million minutes in 2005. VoIP revenues (consisting of incoming and outgoing) decreased by Rp.26.2 billion, or 8.2%, in 2005, principally due to a 27.8% decrease in traffic of outgoing international VoIP calls, primarily resulting from TELKOM’s focused marketing efforts to promote TELKOM’s IDD service (TIC-007), an alternative to VoIP.
      Certain information about TELKOM VoIP services is set forth in the following table:

Item	TELKOMGlobal 017	TELKOMSave

Tariff	Discount up to 40% of normal IDD rate	Discount up to 60% of normal IDD rate
Dial	One stage	Two stage
Quality/Technology	Premium VoIP	Standard VoIP
     Revenue-Sharing Arrangements (PBHs)
      TELKOM has entered into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. In 2005, revenues from revenue-sharing arrangements amounted to Rp.302.3 billion (US$30.8 million), or 0.7% of TELKOM’s total operating revenues.
      As of December 31, 2005, the Company has 90 revenue-sharing arrangements with 63 partners. The revenue-sharing arrangements were located mostly in Palembang, Pekanbaru, Jakarta, East Java and Kalimantan with concession periods ranging from 16 to 176 months.
      Under the revenue-sharing arrangements, the investors finance the costs incurred in constructing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and generally bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.
      Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratios.
      Under revenue-sharing arrangements entered into before October 2002, TELKOM guaranteed a specific internal rate of return to the investors. However, since October 2002, TELKOM no longer guarantees an internal rate of return for new revenue sharing arrangements it enters into. In February 2004, TELKOM began implementing its PPLT program in the Regional Divisions that it controls. Pursuant to the PPLT program, division heads are allowed to enter into agreements for the development of telecommunications facilities with partners within each regional division. In deciding what agreements to enter into, division heads are required to consider certain business factors and act within specified parameters. Priority is also given to the development of CDMA facilities.
      To date, TELKOM has entered into 32 PPLTs for fixed wireless services and 53 PPLTs for fixed wireline services.
Other Services
      TELKOM also provides a variety of other services, such as:

•	telephone directory, which TELKOM provides through its majority-owned subsidiary, Infomedia;

•	cable and pay television and related services, which it provides through its majority-owned subsidiary, Indonusa; and

•	telex and telegram services.
      In 2005, revenues from other services amounted to Rp.301.0 billion (US$30.6 million), or 0.7% of TELKOM’s total operating revenues.
Network Infrastructure
     Fixed line Network and Backbone
      Fixed Wireline Network. TELKOM’s fixed line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. All of TELKOM’s switching facilities at the local and trunk exchanges are now digital. TELKOM believes that this substantially increases network efficiency, performance and call routing flexibility.
      TELKOM’s total number of fixed wireline lines in service in all divisions, including those lines in KSO VII which are owned by the KSO VII partner and will be transferred to TELKOM at the end of the

KSO period, has increased from approximately 8.6 million as of December 31, 2004 to approximately 8.7 million as of December 31, 2005.
      The following table sets forth statistics relating to TELKOM’s fixed wireline network since 2001:

	As of or for the Year Ended December 31,

Operating Statistics	2001(1)	2002(2)	2003(3)	2004(4)	2005(4)

Exchange capacity
Non-KSO Divisions	5,135,108	6,643,688	7,810,766	8,786,887	9,138,167
KSO Divisions(9)	3,669,336	2,459,950	1,608,455	954,465	1,045,366

Total	8,804,444	9,103,638	9,419,221	9,741,352	10,183,533
Installed lines
Non-KSO Divisions	4,725,268	6,157,149	7,235,035	8,264,999	8,497,255
KSO Divisions(9)	3,316,406	2,234,892	1,548,070	931,999	998,901

Total	8,041,674	8,392,041	8,783,105	9,196,998	9,496,156
Lines in service(5)
Non-KSO Divisions	4,270,243	5,701,900	6,792,300	7,714,977	7,787,693
KSO Divisions(9)	2,948,695	2,039,608	1,422,028	844,373	898,438

Total	7,218,938	7,741,508	8,214,328	8,559,350	8,686,131
Subscriber lines
Non-KSO Divisions	4,005,106	5,386,430	6,441,973	7,323,304	7,413,769
KSO Divisions(9)	2,831,168	1,952,226	1,365,114	816,208	869,631

Total	6,836,274	7,338,656	7,807,087	8,139,512	8,283,400
Public telephones
Non-KSO Divisions	265,137	315,470	350,327	391,673	373,924
KSO Divisions(9)	117,527	87,382	56,914	28,165	28,807

Total	382,664	402,852	407,241	419,838	402,731
Leased lines in service
Non-KSO Divisions(6)	4,973	8,193	8,213	8,887	11,333
KSO Divisions(9)	2,631	1,879	1,162	382	575

Total	7,604	10,072	9,375	9,269	11,908
Fixed wireline subscriber pulse production(7) (millions)
Non-KSO Divisions	34,342	44,326	50,848	58,314	57,926
KSO Divisions(9)	24,047	16,788	11,413	6,838	9,743

Total	58,389	61,114	62,261	65,152	67,669
Call completion rate (%)
Local
Non-KSO Divisions	75.8	75.8	76.8	78.6	80.4
KSO Divisions(9)	72.5	75.5	78.4	77.9	80.8

Combined	73.9	75.6	77.3	78.5	80.4
Domestic long-distance
Non-KSO Divisions	65.4	65.5	67.5	70.9	74.0
KSO Divisions(9)	85.6	68.1	74.7	74.9	75.8

Combined	65.7	66.6	69.5	71.5	74.3

	As of or for the Year Ended December 31,

Operating Statistics	2001(1)	2002(2)	2003(3)	2004(4)	2005(4)

Fault rate(8)
Non-KSO Divisions	0.8	4.6	4.4	3.4	3.8
KSO Divisions(9)	3.1	8.9	3.5	1.9	2.0

Combined	3.9	5.2	4.1	3.2	3.6

(1)	For 2001, Non-KSO Divisions refer to Divisions II, V and VI, while KSO Divisions refer to Divisions I, III, IV and VII.
(2)	For 2002, Non-KSO Divisions refer to Divisions I, II, V and VI, while KSO Divisions refer to Divisions III, IV and VII.
(3)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.
(4)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.
(5)	Lines in service are comprised of subscriber lines and public telephone lines and include the following number of lines in service operated by TELKOM pursuant to revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 430,477, 443,316, 511,108, 396,926 and 201,485 as of December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(6)	Excludes leased lines for TELKOM’s network and multimedia businesses.
(7)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.
(8)	Faults per 100 connected lines per month. The calculation formula was changed in January 2002 to include indoor installation and mass fault. The previous measure of fault consisted of exchange and outdoor cable fault.
(9)	Divisions classified as KSO Divisions differ year by year due to acquisitions in certain years. See footnotes (1) to (4) above.
     The following table sets forth certain information relating to the Company’s (including KSOs) fixed line network in each of its operating divisions as of December 31, 2005:

			Division III
			(West Java	Division IV			Division VII
	Division I	Division II	and	(Central	Division V	Division VI	(East
	(Sumatra)	(Jakarta)	Banten)	Java)	(East Java)	(Kalimantan)	Indonesia)	Total

Local exchange capacity	1,718,298	4,143,568	1,361,042	1,336,697	2,528,891	737,019	1,375,074	13,200,589
Total lines in service	1,921,532	3,856,340	1,095,093	1,182,022	2,806,761	676,766	1,209,484	12,747,998
Capacity utilization (%)(1)	111.83	93.07	80.46	88.43	110.99	91.82	87.96	96.57
Installed lines(2)	1,910,363	4,081,046	1,345,872	1,273,593	2,458,347	760,927	1,339,469	13,169,617
Utilization rate (%)(1)	100.58	94.49	81.37	92.81	114.17	88.94	90.30	96.80
Employees(3)	3,740	6,548	1,967	2,020	2,757	956	3,213	21,201
Population (millions)(4)	55.14	30.72	26.94	46.90	38.89	14.54	33.73	246.86
TELKOM line penetration (%) (5)	3.48	12.55	4.07	2.52	7.22	4.66	3.59	5.16

(1)	Capacity utilization (lines in service/exchange capacity) and utilization rate (lines in service/installed lines) consist of fixed wireline and fixed wireless. The rate can exceed 100% since the exchange capacity in fixed wireless (MSC and BTS) is calculated by assuming traffic allocation per subscriber of 60 mE (mili Erlang).
(2)	Total for 2005 includes 130,947 fixed wireless line units established under RSA scheme.
(3)	Does not include employees for support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.
(4)	Source: Indonesian Central Bureau of Statistics (estimated figures).
(5)	TELKOM’s penetration based on the estimated population figures.
     Fixed Wireless Network. TELKOM’s fixed wireless network comprises a hierarchy of exchanges originating from MSC (Mobile Switching Center) and connecting with each other through trunk exchanges. Each MSC is connected to BSS (Base Station Sub System) that comprises BSC (Base Station Controller) and BTS (Base Transceiver Station), which connect equipment at a customer’s premises (handheld device and fixed wireless terminal) to TELKOM’s fixed wireless network.
      TELKOM’s total number of fixed wireless lines in service has increased from approximately 1.4 million as of December 31, 2004 to approximately 4.1 million as of December 31, 2005.

      The following table sets forth statistics relating to TELKOM’s fixed wireless network since 2002:

	As of or for the Year Ended December 31,

	2002(1)	2003(2)	2004(3)	2005(3)

Exchange capacity (MSC)(7)
Non-KSO Divisions	—	666,050	1,952,644	2,687,348
KSO Divisions(6)	—	61,550	179,700	329,708

Total	—	727,600	2,132,344	3,017,056
Installed lines (BTS)(7)
Non-KSO Divisions	8,621	659,497	2,291,212	3,332,893
KSO Divisions(6)	—	116,150	179,717	340,568

Total	8,621	775,647	2,470,929	3,673,461
Lines in service(4)
Non-KSO Divisions	8,527	237,749	1,317,673	3,750,821
KSO Divisions(6)	—	27,038	111,695	311,046

Total	8,527	264,787	1,429,368	4,061,867
Subscriber lines
Non-KSO Divisions	8,510	237,200	1,313,978	3,739,095
KSO Divisions(6)	—	27,038	111,695	311,046

Total	8,510	264,238	1,425,673	4,050,141
Public telephones
Non-KSO Divisions	17	549	3,695	11,726
KSO Divisions(6)	—	—	—	—

Total	17	549	3,695	11,726
Fixed wireless subscriber pulse production/ minutes production(5)(8) (millions)
Non-KSO Divisions	14	214	989	3,254
KSO Divisions(6)	—	4	125	299

Total	14	218	1,114	3,553

(1)	For 2002, Non-KSO Divisions refer to Divisions I, II, V and VI, while KSO Divisions refer to Divisions III, IV and VII.
(2)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.
(3)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.
(4)	Lines in service are comprised of subscriber lines and public telephone lines and include the lines in service operated by TELKOM pursuant to the revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 8,208, 63,005 and 130,947 as of December 31, 2003, 2004 and 2005, respectively.
(5)	Fixed wireless usage was measured in subscriber pulse before 2004, and in minutes beginning 2004 due to the installation of new equipment. Therefore, fixed wireless usage beginning 2004 and prior to 2004 are not comparable.
(6)	The number of divisions classified as KSO Divisions varies year to year due to KSO acquisitions in certain years. See footnotes (1) to (3) above.
(7)	The capacity of BTS and MSC are calculated by assuming traffic allocation per subscriber to be 60 mE (mili Erlang). However, the average traffic used per subscriber in 2005 was only 18 to 30 mE. Therefore, the capacity of BTS and MSC can accommodate more than 6 million subscribers, respectively.
(8)	Consists of minutes usage generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.
     TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. For more information on TELKOMFlexi, see Item 4. “Information on the Company — B. Business Overview — General — Fixed Wireless Services”. As of December 31, 2005, TELKOM had 4,061,867 TELKOMFlexi lines in service (consisting of 3,930,920 lines in service in non-RSA areas and 130,947 lines in service in RSA areas).
      Backbone. TELKOM’s telecommunications network consists of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2005.

	Capacity	Percentage
	(number of Transmission	of total
	medium circuits)	capacity

Optical fiber cable	13,827	71.17
Microwave	3,682	18.95
Submarine cable	1,562	8.04
Satellite	357	1.84

Total	19,428	100.00

      For more information on TELKOM’s satellites, see “Other Network Infrastructure” below.
     Mobile Cellular Network
      Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java and Bali. Telkomsel currently operates a nationwide GSM/DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services nationwide since October 2002. In February 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2005, EDGE was available in Jakarta, Surabaya, Batam, Semarang and Bali.
      The Telkomsel network is an integrated network of (i) base transceiver stations containing transmitters, receivers and other equipment that communicate by radio signals with cellular telephone handsets within the range of the base transceiver station, (ii) digital switch centers that route calls to the proper destinations and (iii) transmission facilities that link the digital switch centers to other cell sites. The various components of the network are connected primarily by microwave transmission, trunk lines owned by Telkomsel and other fixed lines. In addition, through agreements with TELKOM, Telkomsel leases certain of TELKOM’s facilities, including leased lines, integrated management system and information system facilities, land, sites and towers. As of December 31, 2005, Telkomsel’s digital network had 9,895 BTSs, 71 cellular switching centers, 259 base station controllers and 79,912 transmitting and receiving exchanges, with an overall network capacity capable of supporting 26.2 million subscribers.
      For each of the years ended December 31, 2003, 2004 and 2005 Telkomsel made capital expenditures for the development and expansion of its cellular network of approximately Rp.5,348.8 billion, Rp.4,982.7 billion and Rp.10,085.7 billion (US$1,026.0 million), respectively.
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

      Pursuant to the terms of the Telkomsel Co-operation Agreement, TELKOM undertook to have its DCS 1800 license cancelled and re-issued to Telkomsel so that Telkomsel would have 15 MHz of radio frequency in addition to its own 7.5 MHz of radio frequency in the 1800 MHz band. The MoC re-issued the license to Telkomsel on July 12, 2002.
     Data and Internet Network
      TELKOM began operating data network services in 1997 and has since continued to develop and expand its network progressively. As of December 31, 2005, TELKOM’s IP-based network covered 127 cities nationwide with routers in 174 nodes nationwide. TELKOM will continue to expand its IP-based network shifting its primary revenue source from narrowband services to broadband services. The IP-based network serves as the backbone network for high quality VPNs, VoIP and for Internet service providers. TELKOM has remote access servers in 98 locations with 145 nodes in Indonesia used for its “TELKOMNet Instan” dial-up Internet services. For corporate customers requiring high performance and secured virtual private networks, TELKOM provides a premium service known as VPN Frame Relay.
      Since 2004, TELKOM has provided fixed-line based broadband access services under the brand name “Speedy”. As of December 31, 2005, there were over 30,000 subscribers in the areas where such services were available, such as Jakarta, Surabaya and Makasar. TELKOM expects the subscriber base of Speedy to grow significantly over the next 12 months. “Speedy” is currently available in Division II (Jakarta), Division V (Surabaya) and Division VII and is expected to cover all of Divisions I to VII by the end of 2006. Subscribers of Speedy typically are residential dial-up users with a monthly usage of more than Rp.250,000, small office/home office (“SOHO”) companies, travel agents, Internet cafe and schools.
     International Network
      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004 and began offering IDD fixed line services under the brand name “TIC 007” on June 7, 2004. According to an internal study, TELKOM’s current market share in terms of call volume in this market is 52%. To route outgoing IDD and incoming international calls, TELKOM has three international gateways, in Batam, Jakarta and Surabaya. At present, TELKOM has no intention to develop any new gateways. According to a study conducted by TELKOM in September 2005, three gateways are sufficient to accommodate TELKOM’s international call volume. Nonetheless, TELKOM plans to improve the capacities of each gateway and the bandwidth of its international links.
      To connect its domestic network to the global network, TELKOM primarily relies on the following microwave, international cable and satellite links: (i) microwave link between Batam and Johor (Malaysia); (ii) TIS (Thailand-Indonesia-Singapore) cable system, which is an international submarine fiber optic cable system deployed by TELKOM, SingTel and CAT Telecom Public Company Limited and completed in November 2003, which connects Indonesia (Batam), Singapore (Changi) and Thailand (Songkhla) and was extended to Hong Kong in July 2004; (iii) Intelsat satellites. TELKOM completed developing the ground segment to link its network to the Intelsat satellites in December 2004; and (iv) Dumai Melaka cable system, which is an international submarine fiber optic cable system deployed by TELKOM and Telekom Malaysia to connect Dumai (Indonesia) to Melaka (Malaysia) and completed in December 2004. These multiple international links provide flexibility for TELKOM to interconnect with foreign operators.
      In order to facilitate interconnection of international calls, TELKOM has entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM does not have agreements with telecommunication operators in each of its IDD destinations, TELKOM has entered into agreements with SingTel, Telekom Malaysia, MCI and other entities for such operators to act as hubs to route international calls to their destinations. TELKOM plans to enter into additional international telecommunications service agreements with telecommuni-

cations operators for direct interconnection, particularly operators in the top 20 destinations for its outgoing IDD traffic.
Other Network Infrastructure
      As of December 31, 2005, the Company also operated the TELKOM-1 and TELKOM-2 satellites and 199 earth stations, including one satellite control system. TELKOM-1 has 36 transponders including 12 extended C-band transponders and 24 standard C-band transponders and TELKOM-2 has 24 standard C-band transponders. TELKOM uses its satellites for the following purposes:

•	Network backbone transmission;

•	Rural telecommunications services;

•	Back-up transmission capacity for the national telecommunications network;

•	Satellite broadcasting, VSAT and multimedia services;

•	Satellite transponder capacity leasing;

•	Satellite-based lease line; and

•	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).
Network Development
     Fixed line Network Development
     1. Fixed Wireline Network Development
      In 2004, TELKOM substantially completed the expansion of its Java fiber optic backbone. TELKOM entered into an agreement on June 10, 2005 with a consortium consisting of NEC Corporation and PT Siemens Indonesia to further develop its Java-Sumatra-Kalimantan network by the end of 2006.
      TELKOM also had several network developments projects that were ongoing as of December 31, 2005, which included the development of:

•	fiber optic backbone infrastructure in Kalimantan (Borneo) from Banjarmasin to Samarinda;

•	fiber optic backbone infrastructure in Sulawesi from Makasar to Palu;

•	fiber optic regional junction in greater Jakarta, Surabaya (East Java) and Bandung — Cirebon (West Java);

•	IP DSLAM project offering broadband access to all users in Indonesia;

•	submarine cable system between Jakarta and Batam which facilitates the connection between domestic link and international link;

•	transmission backbone infrastructure for Java island;

•	IP-based network; and

•	installation of Softswitch Class 4 in Jakarta, Bandung, Semarang and Surabaya to replace the outmoded TDM switch.
      To further develop its communications services, TELKOM also plans to:

•	continue to implement soft switch technologies to move towards a next generation network;

•	continue to enhance its network through the progressive replacement of its old copper access network with optical access network; and

•	continue network integration and quality improvement.

     2. Fixed Wireless Network Development
      TELKOM continues to develop and expand its network infrastructure. TELKOM signed agreements with a consortium led by Samsung Electronics Co. Ltd. in December 2002, with a consortium led by Ericsson in December 2002, with Motorola, Inc. in March 2003, and with PT INTI in August 2003, for the development of a total of 1,656,300 base station subsystem lines and network and switching subsystem lines based on CDMA fixed wireless technology. These projects were to be completed by mid-2006 but were accelerated and completed in 2005 to satisfy increasing market demand. See Item 10. “Additional Information — C. Material Contracts.” TELKOM also had several on-going network development projects as of December 31, 2005, which included the development of fixed wireless services in forty-four locations, consisting of forty locations in Jakarta, two locations in Sumatera and two locations in Sulawesi.
     Mobile Cellular Network Development
      In 2004, Telkomsel extended its GSM coverage to cover all counties in Indonesia. It also continued to improve the quality of its coverage in Jakarta, Surabaya and other major cities through the addition of microcells and expansion of its fiber optic transmission backbone. In 2005, Telkomsel added, among other equipment, 3,690 BTSs and 30,580 transmitting and receiving exchanges, thereby expanding its cellular network to cover the entire areas of Java and Bali. Telkomsel plans to continue to install additional BTSs to further expand its coverage, further expand its fiber optic transmission backbone for major cities in Java, install additional microcells and install additional transmitting and receiving exchanges, particularly in provincial areas, to further improve the quality of its coverage, upgrade its switching equipment to increase network capacity, and expand its intelligent network used in connection with its prepaid products.
     Data Network Development
      In 2005, TELKOM continued to improve the quality of its data network by adding capacity and coverage, increasing the capacity and coverage area of its network management system, as well as improving its billing system, security and access to its data network. TELKOM developed IP core network in 15 cities to support the soft switch implementation, increased the number of Backbone nodes in 114 locations to 326 locations and raised the internet gateway capacity to 600 Mbps. It also extended the coverage for TelkomNet Instan and VPN Dial services in 53 locations in Sumatera as well as Eastern Indonesia and developed Host to Host in 28 banks, enabling customers to pay their phone bills using ATM machines. TELKOM also expanded the coverage of its high performance IP backbone and related IP infrastructure to increase its IP traffic capacity. TELKOM appointed a consortium consisting of Juniper Networks (Hong Kong), Ltd, PT Siemens Indonesia and PT Datacom Diangraha to develop its IP core network for Rp.29.8 billion, through a letter agreement in December 2004 and formalized by a contract dated April 1, 2005. The project was awarded after holding an e-auction, and was completed in December 2005.
      In 2005, TELKOM also improved the quality and coverage of its broadband Internet access network by continuing to expand its ADSL broadband access network, which currently covers Division II (Jakarta) and Division V (East Java). TELKOM deployed a nationwide ADSL broadband Internet access network, and entered into a contract for the development of this network. Due to an insufficient customer base for ADSL broadband access network services, however, the expansion was not completed in the third quarter of 2005 as originally scheduled, except for Division VII. In February 2004, TELKOM launched a quality enhancement program for the broadband access network called the “JAWARA Broadband” program to modernize the broadband access networks of TELKOM and improve the quality of such access networks. In 2005, the program resulted in an increase in the number of broadband access networks supported by xDSL broadband internet service by 26%.

     TELKOM-2 Satellite
      TELKOM signed a US$73.1 million contract with Orbital Sciences Corporation to build the TELKOM-2 satellite based on Orbital’s STAR-2 platform, to replace TELKOM’s Palapa B-4 satellite, which was taken out of service in August 2005. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders, with transponder specifications similar to those of the TELKOM-1 satellite. TELKOM-2 has a 15 years in-orbit life and is expected to provide increased coverage of the Asian region and the Indian subcontinent compared to Palapa B-4. TELKOM believes that the satellite will support TELKOM’s network for voice, video and data communications.
      On November 8, 2002, TELKOM signed a US$62.9 million agreement with Arianespace S.A., which covers the cost of launching TELKOM-2. TELKOM launched TELKOM-2 on November 17, 2005.
     Capital Expenditures
      For more information on TELKOM’s principal capital expenditures, see Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures”.
Business Strategy
      TELKOM’s objective is to become a leading full telecommunication services and network company in Indonesia providing a wide range of communications services. The Company’s vision is to become a leading “InfoCom” player in the region, with a mission to provide one-stop services with excellent quality and competitive prices to customers and to manage its business using best practices, utilizing competitive advantages and maximizing synergies.
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
      The key elements of TELKOM’s strategy are:
     Strengthening the Fixed Wireline and Fixed Wireless Business
      Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2005, a majority of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar.
      TELKOM aims to strengthen its fixed wireline and fixed wireless business by:

•	increasing its fixed line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, revenue sharing arrangements, new partnership agreements and pay as you grow schemes;

•	increasing the use of TELKOMFlexi and value added services;

•	strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening PlasaTELKOM as a point of sale for TELKOM’s services; and

•	developing and expanding its IDD fixed line business, which TELKOM began offering to customers on June 7, 2004.
     Strengthening its Backbone Network
      In order to provide a better quality of service to its customers, TELKOM intends to continue to increase the capacity, coverage and quality of its network by, among other things, using an optical network for high speed backbone transmission infrastructure such as its Java optical backbone, HPBB Sumatera (2002-2003), Trans Borneo and Trans Sulawesi (2004-2005) and by its launch of the new TELKOM-2 satellite to replace the Palapa B-4 satellite. In addition, TELKOM aims to manage synergies among utility providers in order to enhance backbone capacity and access network penetration, expanding its optical network, upgrading to a next generation network with the installation of advanced switching systems, constructing international microwave and submarine links and upgrading its systems to provide integrated billing for new services.
     Maintaining Telkomsel’s Leading Position in the Industry
      The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2005 of approximately 52% of the GSM cellular market, maintaining its position as the largest nationwide licensed GSM cellular operator in Indonesia and representing a slight decrease from its estimated market share of 54% as of December 31, 2004. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of and one-stop shopping for, TELKOM’s and Telkomsel’s products and services, and expanding Telkomsel’s network capacity to enable Telkomsel to meet the projected needs of its customer base through 2006. In order to focus on Telkomsel and GSM technology, TELKOM has sold its interests in cellular operators PT Telekomindo Selular Raya (“Telesera”), PT Metro Selular Nusantara (“Metrosel”) and PT Komunikasi Selular Indonesia (“Komselindo”) which utilize analog and other first generation non-GSM technologies.
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
      The key elements of Telkomsel’s strategy for its business include:

•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at pre-defined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its EDGE and GPRS services), expanding network capacity and improving service quality;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.

     Developing its Fixed Wireless Business
      TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. For more information on TELKOMFlexi, see Item 4. “Information on the Company — B. Business Overview — Fixed Wireless Services”. TELKOM plans to continue to expand its CDMA-based fixed wireless networks in all of its regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. In April 2005, TELKOM introduced the “GB3” program in order to attract more TELKOMFlexi customers. Through increased brand image, market penetration and call generation, the “GB3” program helped increase the customer base of TELKOMFlexi by 2.1 million customers from 1.4 million customers in December 2004 to 3.5 million customers in June 2005. TELKOM believes the deployment of a CDMA-based fixed wireless network and its TELKOMFlexi business will provide TELKOM a competitive advantage in the face of liberalization and increased competition in the fixed line market.
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
     Reducing Cost of Capital
      TELKOM recognizes that the increasingly competitive Indonesian telecommunications market requires TELKOM to develop additional network capacity, improve operational efficiency and diversify its sources of financing. TELKOM’s internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund aggressive plans to grow its business. As a result, since the end of 2002 TELKOM has sought to implement a “pay as you grow” scheme for its additional network capacity in order to:

•	share investment risks with its suppliers;

•	reduce its asset base and outsource non-core businesses; and

•	mitigate financing, commercial, operational, technical and capacity risks.
      “Pay as you grow” involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. Only a relatively small number of equipment vendors are invited to participate in “pay as you grow” programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

Increasing TELKOM and Telkomsel Synergy
      TELKOM seeks to increase its synergy with Telkomsel, and to promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and procurement) as well as products and services (such as new product development, bundling/packaging of services and interconnection). Specific examples include:

•	joint corporate account handling to be able to offer a complete suite of services to relevant corporate customers;

•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of TELKOM’s 007 IDD service to Telkomsel’s customers with specific benefits and a joint promotion campaign);

•	joint promotion and marketing activities on a case-by-case basis whenever this generates additional benefits to the group;

•	consolidated procurement programs and processes to obtain competitive prices for common purchases and implement an e-auction process as a standard bid price mechanism;

•	sharing of operational facilities (such as sites, towers, mechanical and electrical facilities); and

•	information sharing and in certain cases joint deals with content providers for mobile data services.

Pay TV Services
      TELKOM provides pay-TV services through its subsidiary, PT Indonusa Telemedia (“Indonusa”) under the brand name TELKOM-VISION through HFC-based SMATV and the Internet. It currently has approximately 29,000 subscribers.
Customer Service

TELKOM
      TELKOM provides customer services through:

•	Walk-in customer service points. TELKOM’s walk-in customer service points (“Plasa Telkom”) provide convenient and comprehensive access to TELKOM’s customer services including product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2005, TELKOM had more than 800 customer service points in total, including 53 customer service points in Jakarta and 48 in Surabaya, and including 163 customer service points operated by its KSO Unit. In 2006, TELKOM plans to expand its services at customer service points to include electronic payment services via Electronic Data Capture (“EDC”) using on-site terminals.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, including in the KSO regions. Customers are provided a number 08001 TELKOM (toll free for corporate customers) to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Billing information may also be obtained through the Internet for customers in Divisions I to VI. Since December 2004, TELKOM has also introduced on a trial basis SMS at a service point for customers in Jakarta and East Java and charges such customers at the regular SMS rates. Customers are also provided access to directory services for which a charge is levied. TELKOM promotes the use of call centers, SMS and the Internet over walk-in customer service points for its retail customers.

•	Enterprise service and account management teams. To focus on its corporate customers that contribute between Rp.50 million to Rp.500 million to TELKOM’s monthly revenues, particularly corporations with national operations, TELKOM has set up an enterprise service division in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs, including integrated communications solutions. TELKOM has also divided its enterprise service and account management teams into six segments, namely, (i) Financial and Banking, (ii) Government, Army & Police, (iii) Manufacturing, (iv) Mining & Construction, (v) Trade & Industrial Park, and (vi) Trading & Service. To cater to such customers, the enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications services, multimedia services and certain office automation and network monitoring and controlling services. TELKOM has also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2005, TELKOM had 689 national and regional-level account managers that cover Divisions I to VI and KSO VII, a 9% increase from 634 account managers as of December 31, 2004. It plans to further increase the number of such teams.

•	Service level guarantee program. TELKOM has had a service level guarantee program for its fixed line customers in Divisions II and V since May 2001 and has been implementing a service level guarantee program on a national basis since June 2002. The service level guarantee program provides guarantees of certain minimum levels of service relating to, among others, new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.

Telkomsel
      Telkomsel provides customer services through:

•	GraPARI Customer Services Centers: As of December 31, 2005, Telkomsel had 64 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Caroline: “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita: “Anita”, or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s KartuHALO subscribers.

      Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.
Sales, Marketing and Distribution

TELKOM
      TELKOM distributes and sells its principal products and services, including fixed wireless services but excluding mobile cellular services, through six primary distribution channels:

•	Walk-in customer service points. Customers have access to certain products and services in these walk-in customer service points. See “— Customer Service” above.

•	Account management teams. Account management teams promote TELKOM’s products and services in an integrated manner to TELKOM’s larger business customers. See “— Customer Service” above.

•	Public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks throughout Indonesia. Customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, telexes and telegrams, access the Internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. TELKOM generally provides discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may also provide products and services of other operators.

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFlexi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay for all products they receive at a discount, operate on a non-exclusive basis and may also sell products and services of other operators.

•	Website. Through its website, customers can obtain information on TELKOM’s major products and services and gain access to certain of its multimedia products.

•	Public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.
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

Telkomsel
      Telkomsel sells its cellular services through three primary distribution channels:

(i)	its 64 GraPARI centers (as of December 31, 2005),

(ii)	a network of authorized dealers (operating over 12,000 retail outlets throughout Indonesia as of December 31, 2005) selling primarily prepaid SIM cards and vouchers, and

(iii)	other outlets such as banks and photo shops.
      Independent dealers and other outlets pay for all products they receive, such as starter packs and prepaid vouchers, at a discount. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.
      Telkomsel markets its KartuHALO product and services to specific target groups, focusing on corporate end-users, and HALOkeluarga, product and services to professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and to manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.
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
Billing, Payment and Collection
      TELKOM’s customers are billed on a monthly basis. Customers are billed according to the regional division in which they are located, although they may request bills from several regions to be combined. The billing process is computerized within each region. Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents and in certain areas by direct deposit via telephone transfer or by automatic debit through banks and Internet banking. However, for payments that are overdue for three months or more, customers are required to make such payments only at TELKOM’s customer service points. TELKOM issues bills on the fifth day of each month and payment of the bill is due by the 20th day of that same month. If payment is not received by the due date of the bill, customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after two months from the due date, although TELKOM does not cut off service to its Government subscribers. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including payment of late fees, and by completing a new application.
      The following is a summary of TELKOM’s overdue payment policy for “Lines in Service” (“Sambungan Pokok Telepon”) and TELKOMFlexi (excluding Government subscribers) effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables, subject to the minimum charge of Rp.5,000	Out-going isolation (i.e., restricted to receiving incoming calls only)
II	11-40 days	10% of overdue bill subject to minimum charge of Rp.10,000	Total isolation (i.e., no outgoing or incoming calls)
III	41-60 days	15% of overdue bill subject to minimum charge of Rp.15,000	Service disconnected
IV	More than 60 days	15% of overdue bill subject to minimum charge of Rp.15,000	Service disconnected and associated number subject to termination

      The following is a summary of TELKOM’s overdue payment policy for Speedy (excluding Government subscribers), effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables	Total isolation
II	11-40 days	10% of overdue bill	Total isolation
III	41-60 days	15% of overdue bill	Service disconnected
IV	More than 60 days	15% of overdue bill	Service disconnected and associated number subject to termination
      The following is a summary of TELKOM’s overdue payment policy for WARTEL and Warung TELKOM, kiosk telephone operators which use TELKOM’s networks, effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty

I	1-20 days	5% of the total outstanding receivables	Total isolation
II	21-50 days	10% of overdue bill	Service disconnected
III	More than 50 days	15% of overdue bill	Service disconnected and associated number subject to termination
      TELKOM currently provides billing services for Indosat in connection with their IDD services, for which it charges a flat fee for each bill.

Management of Customer Receivables
      TELKOM does not collect deposits from subscribers. TELKOM has historically been the only provider of fixed line telecommunication services in Indonesia and has approximately 12.4 million subscriber lines comprises 8.3 million subscriber lines on its fixed wireline network and 4.1 million subscriber lines on its fixed wireless network. A delinquent subscriber, except for Government, police and military customers, is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately 3 months of delinquency. Since the monthly bill for the average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to resubscribe, there is little incentive for the customer not to pay his outstanding bill. In addition, TELKOM screens potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, TELKOM believes that the collectibility of its receivables is reasonably assured.
      In the case of private retail customers, TELKOM generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of Government, police and military customers, TELKOM generally provides for 25% of the outstanding debt where the amount has been outstanding between 7 and 12 months, 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months. TELKOM does not charge any late fees or interest on its overdue accounts for Government subscribers.

Telkomsel
      Telkomsel bills its KartuHALO post-paid subscribers on a monthly basis, in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Postpaid subscribers can choose among three options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; or (c) waiver of the monthly subscription charge.
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
Insurance
      As of December 31, 2005, TELKOM’s property, plant and equipment, including optical fibers but excluding multi-pair cables, were insured against the risk of fire, theft and other specified risks for an aggregate coverage value of Rp.20.3 trillion (US$2.1 billion). TELKOM maintained additional insurance coverage as of such date of US$191.5 million in the event of a total loss of the TELKOM-1 and TELKOM-2 satellites. In connection with the TELKOM-1 satellite, TELKOM has procured in-orbit insurance coverage in the amount of US$54.5 million. This coverage has been subject to daily reductions on a straight-line basis since November 7, 2004. As of January 1, 2006, the coverage amount is US$48.2 million and it is expected to reduce to zero by 2014. In connection with the TELKOM-2 satellite, which was successfully launched on November 17, 2005, TELKOM has procured insurance to cover both the satellite and launch services. With regard to the TELKOM-2 satellite, TELKOM has procured (i) a satellite launch and in-orbit insurance providing coverage of US$72.3 million to cover the event of a total loss of the satellite in the period between lift-off and up to one year in orbit, and (ii) post separation and in-orbit insurance coverage of US$71.0 million to cover the event of a total loss in the period between the separation of the satellite from the launcher up to one year in orbit. As of December 31, 2005, TELKOM also maintained general insurance coverage for motor vehicles of Rp.105.9 billion (US$10.8 million). TELKOM does not maintain business interruption insurance.
      TELKOM’s subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves. Telkomsel has an electronic equipment and industrial all-risk insurance policy underwritten by a consortium led by PT Asuransi Ramayana Tbk in the amount of US$2,789.2 million. The policy provides cover for Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel also has general insurance for motor vehicle liabilities and comprehensive general liabilities. Telkomsel does not maintain business interruption insurance.
Indonesian Telecommunications Industry

Overview
      Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommu-

nications infrastructure play an important role in Indonesia’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant unmet demand for telecommunications services.
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
      Fixed line and cellular penetration are low in Indonesia by international standards. As of December 31, 2005, Indonesia had an estimated fixed line penetration (excluding Indosat’s fixed wireless subscribers) of 5% and an estimated cellular penetration of 21%, according to an internal study.
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
      On September 15, 2003 the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15 dated September 15, 2003. The Government intends to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas. Further, on March 30, 2004, the MoC issued Announcement No.PM.2/2004 regarding the Implementation of the Telecommunications Sector Restructuring, which stated, among other matters, that the Government will require operators to install a minimum of 1.4 million lines in 2004 and 10.7 million lines by 2008.

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
      MoC Decree No. 67/2003 stipulates the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and ITRB. As part of its regulatory function, ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance with the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized and required to report to the MoCI regarding (i) the facilitation of any dispute resolution among network and service operators, and (ii) the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.

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

Modern License
      Pursuant to the Telecommunications Law the existing licenses for telecommunication services were replaced with the so-called “Modern Licenses”, which TELKOM received in May 2004. In addition to granting the license holder the right to provide telecommunication services, the Modern License also imposes certain mandatory obligations on the license holder. These obligations include, among others, construction obligations, service obligations, network performance obligations and contributing 0.75%

of their gross revenues for Universal Service Obligations (“USO”). The license holder is required to fulfill the mandatory obligations set forth in its Modern License and the failure to comply with such obligations may result in the revocation of its Modern License. TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service provider, data communication and VoIP.

Exclusivity
      Under the previous regulatory regime that precedes the Telecommunications Law, TELKOM was granted a monopoly to provide domestic local fixed line telecommunications services until December 31, 2010 and domestic long-distance telecommunications services until December 31, 2005. Indosat and Satelindo (prior to the merger of Satelindo into Indosat in November 2003) were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.
      The Telecommunications Law did not expressly terminate the existing exclusivity rights of TELKOM and Indosat. In an effort to support the undertakings of TELKOM and Indosat during their respective initial public offerings and to maintain the Government’s credibility among foreign investors, the Government announced that termination of the exclusivity rights would be subject to agreement between the relevant incumbents and the Government, whereby incumbents would be eligible for compensation in exchange for early termination of these exclusivity rights.
      On August 1, 2001, the Government through the DGPT, announced the early termination of TELKOM’s and Indosat’s exclusivity rights for local and domestic-long distance telecommunications services (in the case of TELKOM) and IDD (in the case of Indosat). The announcement stated that it is the Government’s intention that Indosat would receive a license to provide local telephone services and a license to provide domestic long-distance and that TELKOM would receive a license to provide IDD services at the end of 2003. The Government appointed an appraiser to resolve differences of opinion regarding the amount of compensation to be provided to TELKOM and Indosat for early termination of their exclusivity rights. On March 30, 2004, the MoC announced that the Government shall pay to TELKOM Rp.478 billion (net of taxes) as compensation. The Parliament approved Rp.478 billion as such compensation, which payment will be made over a 5-year period. See Item 3. “Key Information — D. Risk Factors — Risks Relating to TELKOM and its Subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
      As affirmed by the Government, TELKOM received a commercial license to provide IDD services, which was issued on May 13, 2004. Indosat received a commercial license to provide local telephone services, which was issued in August 2002, and a commercial license to provide domestic long-distance services, which was issued on May 13, 2004.

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

Interconnection
      Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. Currently, interconnection costs paid for interconnection with TELKOM’s fixed line network vary, depending on the type of interconnected operator (e.g. IDD, cellular, fixed wireline, fixed wireless or satellite), and are determined in accordance with MoC Decree No. 46/1998 (IDD and IDD, DLD and DLD, cellular and DLD, cellular and cellular, cellular and IDD), as amended by MoC Decree No. 37/1999 (DLD and IDD) and MoC Decree No. KU506/1997 (fixed wireline and fixed wireless). For IDD and satellite operators, interconnection costs are based on termination and origination charges. Interconnection costs for fixed wireline and fixed wireless operators are based on revenue sharing fixed under Decree No. KU506/1997. Interconnection costs paid by mobile cellular operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with MoC Decree No. 46/1998.
      On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators, and amends and supercedes MoC Decree No. 46/1998, MoC Decree No. 37/1999 and MoC Decree No. KU506/1997. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. Pursuant to Regulation No. 8/2006, each telecommunication network operator is required to prepare and submit to the ITRB a reference interconnect offer (the “RIO”), which must prescribe the type of interconnection services offered by the network operators and the tariffs charged for each of the offered services. Such calculated interconnection charges must be presented in a RIO and reported to the ITRB. TELKOM submitted its RIO in April 2006. ITRB is expected to complete its review of RIOs submitted by large network operators, including TELKOM, by July 2006. The new interconnection tariff scheme will become effective on January 1, 2007. Pursuant a transition clause in the Regulation, existing interconnection agreements remain valid as long as the parties to the agreements so agree and to the extent that the existing agreements do not conflict with the Regulation. This new regulation is intended to ensure that interconnection among network operators is conducted on the basis of the principles of transparency and non-discrimination. To reflect the new cost-based interconnection scheme, TELKOM expects to enter into amendments to its existing interconnection arrangements with other network operators, including Indosat. Negotiations pertaining to such amendments are scheduled to commence in August 2006 and be finalized by the end of 2006. See Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

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
      TELKOM has been granted authority to use “007” as its IDD access code. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect to in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access codes, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to the MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access codes within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five year period to implement the three digit DLD access codes. On April 1, 2005, the MoCI announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area codes within five years. TELKOM has also been assigned “017” as its DLD access code. On March 31, 2005, TELKOM and Indosat entered into an amended interconnection agreement, extending the coverage of their local fixed line network from Jakarta, Surabaya and Malang to cover Medan, Batam, Bandung, Bogor, Balikpapan, Yogyakarta and their surrounding areas. This amendment also allows automatic renewal of local coverage without entering into further amendments, except when there is a change in the business scheme, such as a change in the tariff scheme or a change in the settlement method from call-by-call basis to wholesale basis. On September 23, 2005, TELKOM and Indosat entered into an interconnection agreement related to interconnection between (i) TELKOM’s local fixed line network and Indosat’s long-distance fixed line network; (ii) Indosat’s local fixed line network and TELKOM’s long-distance fixed line network; (iii) TELKOM’s and Indosat’s long-distance fixed line networks; (iv) TELKOM’s domestic fixed line network and Indosat’s international fixed line network; and (v) Indosat’s local fixed line network and TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. Six cities, which include Medan, Batam, Jakarta, Surabaya, Balikpapan and Denpasar, are covered under this interconnection agreement. On December 1, 2005, TELKOM and Indosat entered into another interconnection agreement enabling each party’s customers to make domestic calls between Indosat’s mobile network and TELKOM’s fixed line network and allowing Indosat’s mobile customers to access TELKOM’s IDD service by dialing “007”. This agreement overrides all existing interconnection agreements on mobile and fixed line network between TELKOM and Indosat. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default codes for each operator’s customers to access the DLD service selected by the respective operator.
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
      In 2003 the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“SKTT”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the SKTT, the ITRB will obtain accurate data about the profile of interconnection traffic among operators so as to ensure transparency in the charging of interconnection fees. The actual operation of the SKTT will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. As of the date of this Annual Report, the SKTT has not commenced operations.
     Consumer Protection
      Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.
     Universal Service Obligations
      Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation, which requires such network operators and telecommunication service providers to make contribution towards providing universal telecommunication facilities and infrastructure or other forms of compensation. On September 3, 2003, the DGPT issued a letter stating that telecommunications operators in Indonesia will be required to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On March 11, 2004, the MoC issued Decree No. 34/2004, which stated that USO facilities must meet the following minimum requirements: (a) the facilities should meet the standards of basic telephony services, including facsimile and dial-up Internet services; (b) the facilities should provide basic public telephony services, with domestic long-distance, international and mobile access; (c) the facilities should provide telecommunication services that are capable to transmit and receive data; (d) the facilities should be accessible for emergency services; and (e) the facilities should utilize equipment that has been certified by the DGPT. Tariffs for services provided under the USO program are based on the applicable PSTN tariffs. On March 30, 2004, the MoC issued Announcement No. PM. 2/2004, which sets forth the basic policies underlying the USO program and required telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On September 30, 2005, the MoCI issued Regulation No. 15/2005 which provides that the USO contribution in the amount of 0.75% of the gross revenues is to be made payable per quarter, per semester or annually, at the latest on March 31 of the following year, to the State Treasury through a certain determined account. As of April 30, 2006, TELKOM and its subsidiaries have paid Rp.213.1 billion out of total USO amount payable of Rp.307.7 billion for the fiscal year 2005.

Implementing Regulations
      To date, the Government has issued several implementing regulations relating to the Telecommunications Law, including Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including No. KM 20/2001 (“Operation of Telecommunications Networks”), No. KM 21/2001 (“Operation of Telecommunications Services”), No. KM 12/2002 (“Completing MPPT Decree No. KM. 79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of

Domestic Basic Telecommunications Services”), No. KM 40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), No. KM 23/2002 (“Internet Telephony Service for Public”), No. KM 31/2003 (“Indonesian Telecommunication Regulatory Body”), No. KM 28/2004 (“Amendments to the Decree of the Minister of Communication No. KM. 4/2001 of Fundamental Technical Plan National 2000), No. KM 29/2004 (“Amendments to the Decree of the Minister of Communication No. 20 of 2001 on the Provision of Telecommunication Network”), No. KM 30/2004 (“Amendments to the Decree of the Minister of Communication No. 21 of 2001 on the provision of Telecommunication Services”), No. KM 31/2004 (“Amendment to the Decree of the Minister of Communication No. 23/2002 on the Provisions of Internet Telephony Services for Public Needs”), No. KM 32/2004 (“Interconnection Charges for Telecommunication”), No. KM 33/2004 (“Supervision of Fair Competition in the Provision of Fixed Network and Basic Telephony Services”), No. KM 34/2004 (“Universal Service Obligation”), No. KM 35/2004 (“Provision of Wireless Local Fixed Network with Limited Mobility”), MoCI Regulation No. 6/2005 (“Second Amendments to the Decree of the Minister of Communication No. KM 4/2001 of Fundamental Technical Plan National 2000”), MoCI Regulation No. 7/2005 (“Second Amendments to the Decree of the Minister of Communication No. KM 23/2002 on Internet Telephony Service for Public”), MoCI Regulation No. 13/2005 (“Operation of Telecommunications using Satellite”), MoCI Regulation No. 15/2005 (“Implementing Guidance on Tariff for Non-Tax State Income from USO Contribution”), MoCI Regulation No. 23/2005 (“Prepaid Card Registration”), MoCI Regulation No. 24/2005 (“Provision of Value Added Features”), MoCI Regulation No. 01/2006 (“Operation of Radio Frequency Band 2.1 GHz for Cellular Network) and MoCI Regulation No. 8/2006 (“Interconnection”). The MoCI and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including decrees relating to special telecommunications operations and implementation of the cost-based interconnection system.

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
Competition
     Fixed Wireline and Fixed Wireless
      Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in

Indonesia’s fixed line domestic telecommunications market. As of December 31, 2005, Indosat is able to provide nationwide DLD services through its CDMA-based fixed wireless network, its own fixed line network and its interconnection arrangements with TELKOM. Based on the interconnection agreement between TELKOM and Indosat dated September 23, 2005, TELKOM has agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Jakarta, Surabaya, Batam, Medan, Balikpapan and Denpasar. To date, Indosat has expanded the coverage of its local fixed network to Bogor and Denpasar. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
      TELKOM’s fixed line services also faces direct and indirect competition from mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail. TELKOM expects that the increasing uses of these services may adversely affect future demand for its fixed line services.
     Cellular
      As of the date of this Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2005, these nationwide GSM operators collectively had over 90% of the Indonesian cellular market. The number of GSM cellular subscribers in Indonesia totaled approximately 30.4 million at the end of 2004 and approximately 47.1 million at the end of 2005, representing an annual growth rate of approximately 55% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 21% at the end of 2005, has remained relatively low compared to many other countries. During the last two years, competition among cellular operators has intensified.
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
      TELKOM’s new CDMA-based fixed wireless phone service, TELKOMFlexi, which offers limited mobility and charges customers at PSTN tariff rates that are substantially lower than tariffs for cellular services, may over time offer a competitive alternative to GSM services and attract Telkomsel customers that prefer lower tariff rates in exchange for limited mobility. See Item 3. “Key Information — D. Risk Factors — Risk Relating to TELKOM and its subsidiaries — Regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi”.
      As of December 31, 2005, Telkomsel remained the largest national licensed provider of GSM services in Indonesia, with approximately 24.3 million cellular subscribers and a market share of approximately 52% of the GSM mobile cellular market, which represented a slight decrease compared to its approximately 54% market share as of December 31, 2004. Indosat, as a result of its merger with Satelindo, was the second largest provider with approximately 14.5 million cellular subscribers and a market share of approximately 31% as of December 31, 2005. Excelcomindo had approximately 7.0 million subscribers and a market share of approximately 13% as of December 31, 2005. Since 2003, Mobile 8 has also operated a nationwide CDMA mobile cellular service. Mobile 8 had approximately 1.2 million subscribers and a market share of approximately 2.5% as of December 31, 2005. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.

      The following table sets forth summary information as of December 31, 2005 on each of the three leading nationwide licensed GSM mobile cellular operators:
Nationwide Licensed GSM Mobile Cellular Operators in Indonesia

Operator

	Telkomsel	Indosat	Excelcomindo

Launch date	May 1995	November 1994(2)	October 1996
Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	25 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2005)(1)	52%	31%	13%
Subscribers (as of December 31, 2005)(1)	24.3 million	14.5 million	7.0 million

(1)	Estimated, based on statistics compiled by TELKOM.
(2)	In November 2003, Indosat and Satelindo merged, and Indosat has taken over Satelindo’s cellular operations.
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
     VoIP
      TELKOM formally launched its VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the Internet, which usually provides substantial cost savings to subscribers. In addition to TELKOM, Excelcomindo, Indosat, Atlasat, Gaharu and PT Satria Widya Prima provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the Internet as well as from software that allows PC-to-PC voice communications through the Internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and, beginning on June 7, 2004, TELKOM.
      VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards, which is expected to result in greater competition among VoIP operators and other IDD service providers.

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
     Other
      During the last three years, competition with respect to multimedia, Internet, and data communications-related services has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. TELKOM expects competition to continue to intensify. Multimedia, Internet and data communications-related service providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.
     Licenses
      The Telecommunications Law requires telecommunication network operators and telecommunication service operators, including TELKOM, to obtain licenses to operate telecommunications networks and provide telecommunications services.
      Fixed wireline and fixed wireless. TELKOM provided local and domestic long-distance fixed line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993, which permits TELKOM to provide basic and non-basic fixed line telecommunications services. Based on MoC Decree No. KM 39/1993 concerning basic telecommunication operation, TELKOM was permitted to enter into joint operation schemes (KSO) with its existing KSO partners for the provision of fixed line services in their respective regions. The Government has amended certain of TELKOM’s fixed line licenses to comply with the new Telecommunication Law, and TELKOM received its Modern License to provide fixed line services, DLD services and IDD services on May 13, 2004. TELKOM also provides its fixed wireless services pursuant to its authorization to provide fixed line services and applies PSTN tariffs for this service, which are substantially lower than those for cellular services. TELKOM’s ability to provide fixed wireless services at PSTN tariff rates may be challenged by regulators, other cellular operators and cellular trade associations. See Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — Regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.”
      Cellular. Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/ or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/ or the construction and use of its base transceiver stations.
      Third-Generation Mobile Telecommunications System (3G). In February 2006, the Indonesian Government conducted the tender for three radio frequency spectrum licenses of 2.1 GHz, each having a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate nation-wide 3G cellular telecommunication network in Indonesia. The winning bidders would become the operators of 3G cellular telecommunication networks along with two existing license holders (HCPT and PT Lippo Telekom) that had received the 3G licences through a competitive bid in 2003. On February 14, 2006, under MoCI Regulation No. 19/2006, the 3G licenses were awarded to Telkomsel, Indosat and Excelcomindo. As winning bidders, Telkomsel, Indosat and Excelcomindo are subject to an upfront fee of up to 200% of the bidding price, payable within 30 business days of the award.

Telkomsel, Indosat and Excelcomindo are also subject to a radio frequency spectrum usage fee of up to 20% of the tender price for the first year, 40% of the tender price for the second year, 60% of the tender price for the third year, 100% of the tender price for the fourth year, and 130% of the tender price for the fifth and each subsequent year. The tender price is the lowest price of the three highest offers, which is Rp.160 billion.
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
     Fixed Wireline Tariffs
      Fixed wireline tariffs consist of monthly subscription and usage charges. The Government establishes fixed wireline tariffs by reference to a price cap formula that calculates the maximum average percentage increase in fixed wireline tariffs for a particular year. The maximum increase typically equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, management efficiency, changes in the Rupiah-U.S. Dollar exchange rate, the interests of affected telecommunications operators and the purchasing power of customers.
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
      On January 29, 2002, the MoC announced that fixed wireline tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed wireline tariffs by a weighted average of 15%. Although fixed wireline tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases. See Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

      On March 30, 2004, the Government announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. As a result, TELKOM has adjusted its fixed wireline and fixed wireless tariffs, with local charges increasing by 28.2%, DLD tariffs decreasing by an average of 10.6% and monthly subscription charges increasing by varying amounts from 12.1% to 25.1%.
      The current tariffs chargeable by TELKOM, which became effective on April 1, 2004, are as follows:
Tariff Rate Schedule (effective April 1, 2004):
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
      The Government did not carry out its plan to further increase fixed wireline tariffs to reach the 45.49% average increase announced in January 2002 by January 2005. In an announcement by the MoCI on April 1, 2005 regarding access codes, the MoCI indicated that there would be another rebalancing of tariffs in the future. TELKOM proposed the new tariff rebalancing plan to the ITRB on October 27, 2005. The plan is still being discussed. TELKOM is uncertain as to whether or when the tariff balancing is going to be implemented.
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
      For SMS, postpaid subscribers are charged Rp.250 per message. Postpaid subscribers who use TELKOM Internet access via wireless dial-up are charged Rp.165 per minute. Postpaid subscribers who use Public Data Network based dedicated lines for Internet access are charged Rp.5 per KBps.
      Prepaid. Usage charges for prepaid subscribers, effective February 10, 2004, including VAT of 10%, are summarized as follows:
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
     Cellular Tariffs
      The Indonesian cellular telecommunications market generally operates on a “calling party pays” system, which requires that the originators of telephone calls pay for calls. Cellular operators in Indonesia set their own tariffs, subject to specified maximum limits established by the Government. On

February 8, 2006, the MoCI issued Decree No. 8/2006, which mandates the new cost-based interconnection tariff scheme for all telecommunications network and services operators. This scheme becomes effective on January 1, 2007. See Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business” and Item 4. “Information on the Company — B. Business Review — Indonesian Telecommunications Industry — Regulations — Interconnection”.
      Postpaid Tariffs. The cellular tariffs for postpaid subscription services consist of activation, monthly subscription and usage charges. The following table sets forth the maximum cellular tariffs for postpaid services, effective February 25, 1998:
Mobile Cellular Tariff (maximum postpaid tariff):

Activation	Rp.200,000
Monthly Charge (including frequency charge)	Rp.65,000/month
Usage Charge:
Air Time	Rp.325/minute
Roaming(1)	Rp.1,000/call plus incoming charge per minute
Local Cellular Conversation	PSTN local tariff
DLD Cellular Conversation	PSTN DLD tariff

(1)	Beginning in mid-2005, Telkomsel provides free roaming services to its subscribers.
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
      Telkomsel charges new postpaid subscribers a maximum one-time connection fee of Rp.200,000 for service activation, although discounts may be granted. After initial connection, Telkomsel charges a monthly subscription fee ranging from Rp.0 (provided minimum monthly usage reaches Rp.25,000) to Rp.65,000 per month (depending on the chosen tariff plan). Usage charges are as follows:

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Mobile cellular to mobile cellular:
Local	650 – 938	20 sec
Domestic Long-distance
30-200 km	1,110 – 2,628	15 sec
Over 200 km	1,220 – 3,083	15 sec
Mobile cellular to fixed line:
Local	450 – 531	20 sec
Domestic Long-distance
30-200 km	650 – 1,696	15 sec
200-500 km	785 – 2,221	15 sec
Over 500 km	895 – 2,676	15 sec
International Long-distance:
Group I	3,675 – 5,880	15 sec
Group II	4,237 – 6,780	15 sec
Group III	4,687 – 7,500	15 sec
Group IV	5,362 – 8,580	15 sec
Group V	6,225 – 9,960	15 sec

Rounding Time
	Price Per Minute	Block Duration

(Rp.)
Group VI	7,050 – 11,280	15 sec
Group VII	8,025 – 12,840	15 sec
      Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. Telkomsel charges its prepaid customers (SimPATI / KARTU As) usage charges as follows:

			Rounding Time
	Price Per Minute		Block Duration

	(Rp.)
	SimPATI	KARTU As	SimPATI	KARTU As
Calls within Telkomsel:
Local	300 – 1,500	1,000	30 sec	30 sec
Domestic Long-distance
Zone 1	300 – 4,000	1,000	30 sec	30 sec
Zone 2	300 – 4,500	1,000	30 sec	30 sec
Calls to other cellular:
Local	1,300 – 1,600	1,500	30 sec	30 sec
Domestic Long-distance
Zone 1	3,500 – 4,000	3,850	30 sec	30 sec
Zone 2	4,000 – 4,500	3,850	30 sec	30 sec
Calls to fixed line/fixed wireless:
Local	750 – 950	700	30 sec	30 sec
Domestic Long-distance
30-200 km	2,000 – 2,300	2,000	30 sec	30 sec
200-500 km	3,200 – 3,720	3,200	30 sec	30 sec
Over 500 km	3,600 – 4,150	3,200	30 sec	30 sec
International Long-distance:
Group I-III	7,500 – 8,000	8,000	15 sec	15 sec
Group IV-VII	11,000 – 12,000	12,000	15 sec	15 sec
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

      The following table sets forth the maximum leased line tariffs, effective January 1, 1998 and still valid as of the date hereof:

Maximum Tariff

(Rp.)
Installation charge
Customer access	600,000 – 700,000(1)
Other operator access	900,000
Monthly subscription charge
Analog line
Local (or up to 25 km)	60,000 – 250,000(2)
Inter-local (over 25 km)	779,400 – 3,557,750(3)
Digital line
Local (or up to 25 km)	190,000 – 172,268,000(4)
Inter-local (over 25 km)	478,800 – 2,308,628,250 (5)

(1)	Price differs by equipment provided by TELKOM.
(2)	Price differs by user (private, other licensed operator, or government) and equipment provided by TELKOM.
(3)	Price differs by user (private, other licensed operator, or government) and distance.
(4)	Price differs by user (private, other licensed operator, or government) and speed.
(5)	Price differs by user (private, other licensed operator, or government), speed and distance.
VoIP Tariffs
      Charges for VoIP services may be freely determined by VoIP operators, based on cost. TELKOM has launched its VoIP services, which as of the date of this Annual Report consist of TELKOM Global-017 and its cheaper alternative, TELKOMSave. TELKOM believes that the tariff for TELKOM Global-017 service and the TELKOMSave service are approximately 40% and 60%, respectively, of the tariff charged by IDD operators in Indonesia.
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
     Broadband Access
      The following table sets forth the current tariffs for TELKOM’s broadband access services:

				Fees for Usage
				in Excess of
Fees for Usage in			Monthly	Monthly
SpeedyLink ADSL(1)	Activation Fee	Monthly Fee	Usage Allowance(1)	Allowance

	(Rp.)	(Rp.)		(Rp.)
Limited 384 kbps	200,000	200,000	500 MB – 1.0 GB (2)	500/MB
Limited 512 kbps	200,000	350,000	2.0 GB	500/MB
Unlimited 384 kbps	2,500,000	1,520,000	Unlimited	—

				Fees for Usage
				in Excess of
Fees for Usage in Speedy			Monthly	Monthly
High Speed ADSL Internet Access	Activation Fee	Monthly Fee	Usage Allowance	Allowance

	(Rp.)	(Rp.)		(Rp.)
Limited 384 kbps	200,000	300,000	500 MB	1,200/MB
Limited 384 kbps	200,000	450,000	1.0 GB	1,200/MB
Limited 512 kbps	200,000	800,000	2.0 GB	1,200/MB
Unlimited 384 kbps	2,500,000	3,800,000	Unlimited	—

(1)	Provides access only to the Internet service provider’s node and does not include Internet access. The subscriber is responsible for obtaining Internet access with an Internet service provider.
(2)	Depending on the Internet service provider plan.
     Tariffs for Other Services
      The amount of the tariffs for telephony and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services, while there is no stipulation for the tariff of other services.
     Tariffs for Interconnection and Access
      As of the date of this Annual Report, the Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates the new cost-based interconnection tariff scheme for all telecommunications network and services operators. For more information about the scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”.
     Interconnection with Fixed line Network
      The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2001, as amended by Decree 28 of 2004 and MoCI Regulation No. 6/2005, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with TELKOM’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to TELKOM’s fixed line network. As of the date of this Annual Report, the fees for interconnection within TELKOM’s fixed line network are set forth in Decree No. 506/1997, Decree No. 46/1998, Decree No. 37/1999 and Decree No. 30/2000. These interconnection fees are expected to be adjusted when cost-based interconnection fees are implemented pursuant to MoCI Regulation No. 8/2006.
      Local Fixed line Interconnection with Indosat. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. Based on the interconnection agreement between TELKOM and Indosat for interconnection of local and domestic long distance calls, dated September 23, 2005, the operator of the network on which the calls terminate receives an agreed amount per minute.
      Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect to TELKOM’s fixed line network at TELKOM’s gateway. As of the date of this Annual Report, other than TELKOM and Indosat, PT Bakrie Telecom (formerly Ratelindo) also operates a fixed wireless network in

Indonesia. The fixed wireless interconnection between TELKOM and PT Bakrie Telecom is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on PT Bakrie Telecom’s network and terminating on a cellular network and vice versa which transit through TELKOM’s fixed line network, TELKOM receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on TELKOM’s fixed line network and terminate on PT Bakrie Telecom’s network, PT Bakrie Telecom receives an agreed amount per minute. For domestic long-distance calls that originate on PT Bakrie Telecom’s fixed line network and terminate on TELKOM’s network and for transit long-distance calls through TELKOM’s fixed line network, TELKOM receives an agreed percentage of the prevailing long-distance tariff. In addition, PT Bakrie Telecom receives a certain fixed amount for each minute of incoming and outgoing international calls to and from PT Bakrie Telecom that transit through TELKOM’s fixed line network and use TELKOM’s IDD service. It also receives 25% of the prevailing interconnection tariff of incoming and outgoing international calls that transit through TELKOM’s fixed line network but use Indosat’s IDD service.
      Other Fixed Wireline Interconnection. Since September 1, 1998, TELKOM has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on TELKOM’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender-keeps-all” basis. For local calls originating on BBT’s network and terminating on a cellular network and vice versa which transit through TELKOM’s fixed line network, TELKOM receives an agreed percentage of the prevailing tariff for local calls. For interconnection of DLD calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT receives a certain fixed amount for each minute of incoming and outgoing international calls from and to BBT that transit through TELKOM’s fixed line network and use TELKOM’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through TELKOM’s fixed line network and use Indosat’s IDD service.
     Cellular Interconnection
      In respect of local interconnection calls, including transit calls, between a cellular network and TELKOM’s fixed line network, TELKOM receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from TELKOM’s fixed line network to a cellular network, TELKOM charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator air time charges.
      The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for DLD calls which originate on TELKOM’s fixed line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits through TELKOM’s fixed line network and terminates on another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network and terminates on TELKOM’s fixed line network.
     International Interconnection
      Interconnection on TELKOM’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on TELKOM’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff

Access Charge	Rp.850/successful call
Usage Charge	Rp.550/paid minute
      In addition, since June 2004, TELKOM has provided IDD services. As of the date of this Annual Report, TELKOM’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using TELKOM’s IDD service or terminating incoming international calls routed through TELKOM’s international voice telecommunications gateway are negotiated with each respective domestic operator.
     Satellite Phone Interconnection
      Since the fourth quarter of 2001, TELKOM has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between TELKOM and PSN, TELKOM receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from TELKOM’s fixed line network.
     VoIP Interconnection
      Previously, MoC Decree No. 23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP were to be fixed by the MoC. As of the date of this Annual Report, the MoCI, to which telecommunications regulatory responsibility was transferred in February 2005, has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, TELKOM will continue to receive connection fees for calls that originate or terminate on TELKOM’s fixed line network at agreed fixed amounts per minute.
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
C.     Business and Organizational Structure
Information on Subsidiaries and Associated Companies
     Subsidiaries
      As of December 31, 2005, TELKOM had interests in nine consolidated subsidiaries and six unconsolidated associated companies. The business activities of the consolidated subsidiaries (as further described below) are described as part of TELKOM’s business in this Form 20-F, as well as in Note 1c to the consolidated financial statements. For a description of the activities of TELKOM’s unconsolidated associated companies, please see “Unconsolidated Associated Companies” below and Note 11 to the consolidated financial statements.
      The following table sets forth TELKOM’s direct ownership interest in companies as of December 31, 2005. TELKOM’s ownership interests in associated companies may be increased or diluted as a result of TELKOM’s planned restructuring of its legal ownership interests in these companies to focus on phone, mobile and multimedia businesses. In January 2006, TELKOM’s subsidiary, PT Multimedia

Nusantara (“Metra”) together with PT Mekar Prana Indah (owned by Dana Pensiun Bank Indonesia (Bank Indonesia’s Pension Fund) and Yayasan Kesejahteraan Karyawan Bank Indonesia) established a company called PT Finnet Indonesia. The new company will provide nationwide financial network services transmitting banking data throughout Indonesia.

	Legal
	Ownership (%)
	As of
	December 31,
Company	2005	Notes	Business Operations

Consolidated subsidiaries
Fixed Phone:
PT AriaWest International (“AriaWest”)	100	(1)	Fixed-phone (KSO-III West Java & Banten)
PT Dayamitra Telekomunikasi (“Dayamitra”)	100	(2)	Fixed-phone (KSO-VI Kalimantan)
PT Pramindo Ikat Nusantara (“Pramindo”)	100	(3)	Fixed-phone (KSO-I Sumatera)
Cellular:
PT Telekomunikasi Selular (“Telkomsel”)	65	(4)	GSM cellular phone services
Application, Content, Datacom:
PT Multimedia Nusantara (“Metra”)	100	(5)	Multimedia, Pay TV
PT Infomedia Nusantara (“Infomedia”)	51	(6)	Telephone directory and other information services (electronic based business, call center and data segment)
PT Indonusa Telemedia (“Indonusa”)	96	(7)	Interactive multimedia, Pay TV
PT Napsindo Primatel Internasional (“Napsindo”)	60	(8)	Network Access Point
Property & Construction:
PT Graha Sarana Duta (“GSD”)	100	(9)	Real estate, construction and services
Where TELKOM owns between 20% to 50%:
PT Patra Telekomunikasi Indonesia (“Patrakom”)	40.00	(10)	VSAT services
PT Citra Sari Makmur (“CSM”)	25.00	(11)	VSAT and other telecommunications services
PT Pasifik Satelit Nusantara (“PSN”)	35.50	(12)	Satellite transponder & communications
Where TELKOM owns less than 20%:
PT Mandara Selular Indonesia (“MSI”)	1.33	(13)	NMT-450 cellular and CDMA services
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	(14)	Fixed-phone (in Batam & Bintan islands)
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	3.18	(15)	Telco network & equipment maintenance
Bridge Mobile Pte. Ltd.	12.50	(16)	Mobile services (in the Asia Pacific)

(1)	TELKOM fully controlled AriaWest from July 31, 2003, after acquiring 100% of AriaWest from PT.Aria Infotek (52.50%), MediaOne International I B.V. (35%) and The Asian Infrastructure Fund (12.50%). Pursuant to the Sale and Purchase Agreement dated September 12, 2005, one share in AriaWest was transferred to Mr. John Welly in order to comply with the legal requirement that Indonesian limited liability companies should have more than one shareholder.
(2)	TELKOM controlled 100% of the shares of Dayamitra from December 14, 2004, following the acquisition of 9.68% shares of Dayamitra from TM Communications (HK) Ltd., which increased TELKOM’s ownership in Dayamitra from 90.32% to 100%. One TELKOM’s share in Dayamitra was transferred to Mr. Robby Rubama Sadeli in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.
(3)	TELKOM and the shareholders of Pramindo signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares on April 19, 2002, pursuant to which TELKOM received 30% of the shares of Pramindo in August 2002 and additional 15% in September 2003 while the remaining 55% was to be transferred to TELKOM on December 15, 2004. Although TELKOM only had 30% of the shares of Pramindo, TELKOM acquired control of Pramindo on August 15, 2002 and accordingly, TELKOM consolidated 100% of Pramindo from August 15, 2002. TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million on January 29, 2004 to finance the accelerated purchase of the remaining 55%. On March 15, 2004, TELKOM used the loan proceeds to repurchase the promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004. Following this transaction, TELKOM owned 100% of Pramindo. One of TELKOM’s shares in Pramindo was transferred to Mr. Adek Julianwar in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.

(4)	Telkomsel was established in 1995 by TELKOM (51%) and PT Indosat Tbk (49%). Following various transactions and changes in ownership, Telkomsel is currently owned by TELKOM (65%) and Singapore Telecom Mobile Pte. Ltd. (35%).
(5)	TELKOM increased its ownership in Metra on April 8, 2003 to 100% by acquiring 69% of the shares of Metra from PT Indocitra Grahabawana under a share-swap transaction. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services. Pursuant to a sale and purchase agreement dated September 12, 2005, one share in Metra was transferred by TELKOM to Mr. John Welly in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.
(6)	Infomedia was established in 1984 by TELKOM (51%) and PT Elnusa (49%), a subsidiary of PERTAMINA — an Indonesian state-owned oil company.
(7)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement pursuant to which TELKOM received an additional 31% of the shares of Indonusa from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased from 57% to 88%. Pursuant to an extraordinary general meeting of the shareholders of Indonusa on October 29, 2003, all of the stockholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88% to 90%. As of December 31, 2005, CPSC did not hold any shares in Indonusa. CPSC is not a major customer of TELKOM. In November 2005, TELKOM increased its ownership in Indonusa from 90% to 96% by acquiring 5.29% of the shares in Indonusa, owned by PT Megacell Media.
(8)	TELKOM increased its ownership in Napsindo from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Mandiri (“InfoAsia”) on January 28, 2003.
(9)	TELKOM acquired 100% of GSD in April 2001 from Koperasi Mitra Duta and Dana Pensiun Bank Duta. TELKOM transferred one of such shares to Mr. Martono in order to comply with the legal requirement that Indonesian limited liability companies should be owned by more than one shareholder.

(10)	On August 26, 2005 TELKOM purchased a 10% stake in PT Patra Telekomunikasi Indonesia (“Patrakom”) from Indosat. As a result, TELKOM’s ownership in Patrakom increased from 30% to 40%.
(11)	CSM was established in 1986 by Mr. Subagio Wirjoatmodjo and Bell Atlantic Indonesia Inc. Currently, CSM is owned by PT Tigatra Media (38.29%), Media Trio (L) Inc. Malaysia (36.71%), and TELKOM (25%).
(12)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. PSN and its creditors have consummated a debt-to-equity conversion, pursuant to which PSN issued 18,180,660 new shares to the creditors. The conversion has the effect of diluting the shareholding percentage of the existing shareholders of PSN, including TELKOM. In 2005, TELKOM’s ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion.
(13)	In July 2003 and January 2004, MSI carried out a series of debt to equity conversions, resulting in a dilution of TELKOM’s ownership interest from 25% to 6.4%. In December 2004 and May 2005, MSI issued new shares to MSI’s other shareholders, resulting in a further dilution of TELKOM’s ownership interest to 1.33%. On January 13, 2006, TELKOM sold its entire ownership interest in MSI to a third party, namely, Twinwood Venture Limited.
(14)	BBT was established in 1996 by PT Batamindo Investment Co (95%) and TELKOM (5%). BBT provides fixed line services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island. There are special economic and tourist development zones on those islands.
(15)	Bangtelindo was established in 1993 by TELKOM (15%), PT Indosat (15%), PT Inti (15%) and other shareholders (55%). Bangtelindo is currently owned by Dana Pensiun TELKOM (82%), TELKOM (3.18%) and other shareholders (14.82%).
(16)	Bridge Mobile Pte. Ltd. (Singapore) was established in 2004 by Telkomsel (14.286%) and six other international mobile operators in the Asia-Pacific region. On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.5% following the issuance of new shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.

Unconsolidated Associated Companies

PT Patra Telekomunikasi Indonesia (“Patrakom”)
      Patrakom was established in September 1995 and as of the date of this Annual Report is owned by TELKOM (40%), PT Elnusa (40%) and PT Tanjung Mustika (20%). Patrakom provides satellite communication (VSAT) and related services and facilities to companies in various industries.
     PT Citra Sari Makmur (“CSM”)
      CSM was established in February 1986 and as of the date of this Annual Report is owned by TELKOM (25%), PT Tigatra Media (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.

     PT Pasifik Satelit Nusantara (“PSN”)
      PSN was established in July 1991 and as of the date of this Annual Report, PSN is legally owned by TELKOM (35.50%), Skaisnetindo Teknotama (2.90%), Hughes Space and Communications International (5.88%), Telesat Canada (5.88%), Bank of New York (15.81%) and others (34.03%) (including holders of American Depositary Shares of PSN who own 19.46% of PSN). PSN provides satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
      As of December 31, 2001, TELKOM’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.
      As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. In 2005, TELKOM’s ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion by PSN.
      As of the date of this Annual Report, TELKOM is evaluating the costs and benefits associated with an increase of its ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.

PT Mandara Selular Indonesia (“MSI”), (previously referred to as PT Mobile Selular Indonesia (“Mobisel”)
      MSI was established on November 30, 1995 by TELKOM, TELKOM’s Pension Fund and PT Rajasa Hazanah Perkasa (“Rajasa”).
      As of December 31, 2002, the value of investment has been reduced to zero because TELKOM’s share of loss exceeded the carrying amount of the investment in MSI.
      As of the date of this Annual Report, MSI provides NMT-450 services formerly provided by TELKOM and Rajasa pursuant to a PBH in Java, Bali, Lombok, Sumatera and Lampung. Currently, there is no plan to expand NMT-450 services as it is considered to be obsolete. Mobisel also launched a CDMA-based network in Lampung in mid-February 2004. In July 2003 and January 2004, MSI carried out a series of debt to equity conversions, resulting in a dilution of TELKOM’s ownership interest from 25% to 6.4%. In December 2004 and May 2005, MSI issued new shares to MSI’s other shareholders, resulting in a further dilution of TELKOM’s ownership interest to 1.33%. On January 13, 2006, TELKOM sold its entire ownership interest in MSI to a third party, namely, Twinwood Venture Limited. The resulting gain was not significant to TELKOM’s consolidated statement of income.
     PT Batam Bintan Telekomunikasi (“BBT”)
      BBT was established in June 1996 and as of the date of this Annual Report is owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands. As at December 31, 2005, BBT had approximately 2,715 subscribers.
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
Bridge Mobile Pte. Ltd.
      On November 3, 2004, Telkomsel together with six other international mobile operators in the Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific.
      Telkomsel contributed US$1.0 million (Rp.9.3 billion) which represented a 14.286% ownership interest. In 2005, TELKOM’s ownership interest in Bridge Mobile Pte. Ltd. was diluted to 12.5% as a result of the issuance of shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.
D.     Property, Plants and Equipment
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
      As of December 31, 2005, TELKOM, excluding its subsidiaries, had land use rights to approximately 1,173 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2003, 2004 and 2005 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 54 to the consolidated financial statements for our reconciliation to U.S. GAAP.
A.     Operating Results
Overview
      TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through its majority owned subsidiary Telkomsel. TELKOM’s objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. As of December 31, 2005, TELKOM had approximately 12.7 million fixed lines in service (Fixed Wireline and Fixed Wireless) and Telkomsel had approximately 24.3 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, data and Internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

      TELKOM believes that its operating results in 2003 were significantly affected by:

•	the increase in TELKOM’s interconnection revenues;

•	the continued growth of the Indonesian mobile cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the acquisition and subsequent consolidation of AriaWest (KSO III) in July 2003;

•	the continuation of TELKOM’s early retirement program; and

•	increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity.
      Telkom believes that its operating results in 2004 were significantly affected by:

•	the general economic situation in Indonesia, particularly the depreciation of the Rupiah during 2004;

•	an increase in fixed line tariffs by 9%;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the amendment of KSO agreement with MGTI on January 20, 2004 which resulted in TELKOM obtaining the legal right to control financial and operating decisions of KSO IV, and subsequent consolidation of KSO IV; and

•	increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless.
      TELKOM believes that the factors that have materially affected TELKOM, as well as the environment in which it operates, during 2005 were:

•	the increase in fixed lines, particularly in fixed wireless lines;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	increased demand for data and Internet services, particularly in SMS, broadband Internet, and data communication network services using frame relay, SMS and IP VPN;

•	increased operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless;

•	increased depreciation expense, primarily due to Telkomsel’s expansion of its network capacity, increase in TELKOM’s fixed wireless assets and change in TELKOM’s estimate of remaining useful lives for certain cable network facilities (WLL and Approach Link equipment) and certain Jakarta and West Java transmission and installation equipment (BSS equipment); and

•	write-down of assets and loss on procurement commitments due to the Government’s decision to allocate the 1900 MHz frequency spectrum for exclusive use in 3G services commencing at the end of 2007 which resulted in TELKOM no longer being able to use its BSS equipment operating in the 1900 MHz in Jakarta and West Java areas commencing at the end of 2007.

      TELKOM’s operating results, discussed below under “Results of Operations”, for the three-year period from 2003 through 2005 reflected significant growth in operating revenues, particularly in the fixed line, cellular, interconnection and data and Internet businesses. The growth in operating revenues in the fixed line business reflected both increased fixed lines in service and the acquisition and subsequent consolidation of KSO IV in January 2004 and AriaWest (KSO III) in July 2003. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers. The growth of revenues in data and Internet services primarily reflected the increase in SMS traffic from Telkomsel subscribers and increased usage of TELKOM’s multimedia services. Interconnection revenues have also increased as a result of higher interconnection charges received from mobile cellular operators and from the launch of its international long-distance services under the “TIC-007” brand in June 2004. KSO revenues have declined in the three-year period from 2003 through 2005 due to the acquisitions of KSO III and IV discussed above.
      TELKOM’s operating results for the three-year period from 2003 to 2005 also reflected significant growth in operating expenses. From 2003 to 2004, the growth of operating expenses was primarily driven by an increase in depreciation expense, general and administrative expenses, personnel expenses and operations, maintenance and telecommunications services expenses. The increase in depreciation expense and operations, maintenance and telecommunications services expenses in 2004 was principally due to expenses arising from Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to its deployment of fixed wireless. General and administrative expenses increased in 2004 mainly due to an increase in amortization of goodwill and other intangible assets resulting from the acquisitions of AriaWest in July 2003, KSO IV and the remaining 9.68% interest in Dayamitra and increases in training, education and recruitment expenses and collection expenses. Personnel expenses grew in 2004 primarily due to a significant increases in salaries and related benefits and vacation pay, incentives and other benefits and increase in net periodic pension cost. From 2004 to 2005, the growth of operating expenses was primarily driven by write-down of assets, and an increase in depreciation expense, personnel expenses and operations, maintenance and telecommunications services expenses.
      In August 2005, the Government decided to set aside the 1900 MHz frequency spectrum for the exclusive use in 3G services and 800 MHz frequency spectrum for the exclusive use in the CDMA-based technology network commencing at the end of 2007. As a result, TELKOM’s BSS equipment in Jakarta and West Java areas, which operates in 1900 MHz and forms an integral part of the fixed wireless transmission system of TELKOM, can no longer be used commencing at the end of 2007. Following the Government’s decision, TELKOM reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and recognized a write-down of Rp.616.8 billion relating to this equipment. In addition, TELKOM changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007, the date when all of TELKOM’s 1900 MHz BSS equipment are expected to be completely replaced with the 800 MHz BSS equipment. This change in estimate increased depreciation expense by Rp.159.0 billion in 2005. In addition, TELKOM recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79.4 billion in 2005. Due to the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra utilized by the telecommunication industry which resulted in TELKOM not being able to utilize certain frequency spectra TELKOM currently uses to support fixed wireline cable network commencing at the end of 2006, certain of TELKOM’s cable network facilities, which comprise primarily of WLL and approach link equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, TELKOM shortened its estimate of the remaining useful lives for WLL and approach link equipment in the first quarter of 2005 and began depreciating the then remaining net book value of those assets through December 31, 2006. This change in estimate increased depreciation expense by Rp.471.2 billion in 2005. The increase in depreciation expense in 2005 was also due to an expansion of Telkomsel’s cellular network and an increase in deployment of fixed wireless network.

      The increase in operations, maintenance and telecommunications services expenses in 2005 was primarily due to a network expansion by TELKOM and Telkomsel and an incurrence of USO expenses pursuant to MOC Regulation No. 15/2005, which requires all telecommunications network and services operators to pay 0.75% of their gross operating revenues to the Government starting January 1, 2005. Personnel expenses grew in 2005 primarily due to a significant increase in salaries and related benefits, vacation pay incentives and other benefits and employee income tax.
      In 2004, TELKOM recognized loss on foreign exchange of Rp.1,220.8 billion due to the depreciation of the Rupiah during 2004, primarily related to foreign exchange loss on its US Dollar borrowings. In 2005, TELKOM recognized loss on foreign exchange of Rp.516.8 billion primarily due to foreign exchange losses on its US Dollar borrowings. The loss on foreign exchange was lower in 2005 due to the relatively modest depreciation of the Rupiah during 2005, compared to 2004, and decrease in borrowings denominated in foreign currencies.
     Economic Situation in Indonesia
      TELKOM was significantly affected by a severe economic crisis that Indonesia and other Asian countries experienced beginning in the second half of 1997. As a result of the Asian financial crisis, the Rupiah depreciated significantly and experienced periods of significant volatility. From August 1997 to mid 1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to a low of approximately Rp.15,000 per US Dollar. In the three-year period from 2003 through 2005, the Rupiah experienced the following (based on Bank Indonesia’s middle exchange rate):

•	in 2003, an appreciation from Rp.8,940 per US Dollar at December 31, 2002 to Rp.8,465 per US Dollar at December 31, 2003;

•	in 2004, a depreciation from Rp.8,465 per US Dollar at December 31, 2003 to Rp.9,290 per US Dollar at December 31, 2004;

•	in 2005, a depreciation from Rp.9,290 per US Dollar at December 31, 2004 to Rp.9,830 per US Dollar at December 31, 2005;
      As of March 31, 2006, Bank Indonesia’s middle exchange rate was Rp.9,075 to US$1.00.
      Indonesia also experienced higher rates of inflation and interest rates from the second half of 1997 through 2002. For the years ended December 31, 2003, 2004 and 2005, the annual inflation rate was 5.1%, 6.4% and 17.1%, respectively. The interest rate on a one-month Bank Indonesia Certificate (SBI) as of December 31, 2003, 2004 and 2005 was 8.3%, 7.4% and 12.8%, respectively. See Item 3. “Key Information — D. Risk Factors — Risks relating to Indonesia — Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia” and Item 3. “Key Information — A. Selected Financial Data — Exchange Rate Information”.
     Limited Increases in Tariffs
      Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The maximum increase equals the Indonesian inflation rate (referred to by the Government as the Consumer Price Index (“CPI”)) typically for the last two years, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers. Although the regulations provide for an annual tariff review and adjustment, economic conditions in Indonesia led to tariffs being frozen in 2003. See Item 3. “Key Information — D. Risk Factors — Risk Relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”. For details of the increase and rebalanc-

ing of tariffs by the Government, see Item 4. “Information on the Company — B. Business Overview — Competition — Tariffs for the Provision of Telecommunication Services — Fixed Wireline Tariffs”.
     Growth of Indonesian Cellular Market and Increase in Telkomsel’s Revenues
      The Indonesian cellular market has increased significantly in recent years. Telkomsel experienced a 43.1% growth in net operating revenues from 2004 to 2005, due to a 49.0% growth in its total number of cellular subscribers, as a result of the increased usage of mobile cellular phones in Indonesia and a corresponding increase in revenues from air time charges. Telkomsel experienced a 32.3% growth in net operating revenues from 2003 to 2004, due to a 69.8% growth in its total number of cellular subscribers. Telkomsel’s revenues from cellular phone services (voice) accounted for approximately 34.9% of TELKOM’s consolidated total operating revenues for the year ended December 31, 2005, compared to 30.7% for the year ended December 31, 2004 and 31.2% for the year ended December 31, 2003.
      Due to the growth in the cellular market, competition has increased among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with fixed wireless lines in service increasing significantly in 2005.
     Increase in TELKOM’s Interconnection Revenues
      TELKOM’s interconnection revenues accounted for approximately 18.5% of TELKOM’s consolidated operating revenues for the year ended December 31, 2005, compared to 18.2% for the year ended December 31, 2004 and 15.3% for the year ended December 31, 2003. From 2004 to 2005, the 25.1% increase in interconnection revenues was primarily due to a 24.9% increase in net interconnection charges paid to TELKOM by mobile cellular operators to Rp.6,685.1 billion and a 33.3% increase in interconnection revenue from international calls to Rp.854.8 billion. TELKOM recognizes these international long-distance revenues as interconnection revenues. From 2003 to 2004, the increase in interconnection revenues was primarily due to a 36.9% increase in net interconnection charges paid to TELKOM by mobile cellular operators to Rp.5,351.6 billion and a 248.3% increase in interconnection revenues from international calls to Rp.641.2 billion. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and service operators and will become effective on January 1, 2007. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will require the operators to charge for calls based on the costs of carrying such calls. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”; and Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.
     Increase in TELKOM’s Data and Internet Revenues
      Data and Internet revenues accounted for approximately 16.6% of TELKOM’s consolidated operating revenues for the year ended December 31, 2005, compared to 14.2% for the year ended December 31, 2004 and 11.5% for the year ended December 31, 2003. TELKOM’s revenues from its data and Internet services increased by 44.2% from 2004 to 2005 and by 54.7% from 2003 to 2004. The increase in data and Internet revenues in 2005 was primarily due to a 49.0% increase in revenues generated from SMS services, a 69.2% increase in revenues from data communication and a 28.2% increase in revenues from internet connectivity. The increase in 2004 was primarily due to a 61.6% increase in revenues generated from SMS services and a 70.3% increase in revenues from Internet connectivity services. From 2004 to 2005, revenues from VoIP services decreased by 8.2% to Rp.292.7 billion (US$29.8 million) due to a 27.8% decrease in total outgoing international VoIP calls, as more TELKOM customers used TELKOM’S TIC-007 service rather than VoIP, which decrease was partially offset by a 21.0% increase in total incoming (international termination) VoIP traffic.

     Acquisition and Consolidation of KSO IV and III
      TELKOM’s operating revenues and expenses for the three-year period from 2003 through 2005 have been affected by the acquisition and subsequent consolidation of KSO IV in January 2004 and the acquisition and subsequent consolidation of AriaWest (KSO III) in July 2003. Prior to consolidation of KSO IV and III, TELKOM received revenues from these KSO regions in the form of guaranteed minimum monthly payments and additional monthly revenue sharing payments from the revenues of the KSO regions after payment of the minimum monthly payments and certain operating expenses. TELKOM was not directly allocated any of the operating expenses for the KSO regions. See Item 4. “Information on the Company — B. Business Overview — Joint Operation Scheme.” Upon consolidation, TELKOM no longer receives the minimum monthly payments and revenue sharing payments and instead consolidates all of the revenues and expenses of such KSO regions on its books. As a result, KSO revenues have declined in the three-year period from 2003 through 2005 due to the acquisitions of KSO IV and III discussed above. Following these acquisitions, KSO VII is the only remaining KSO region under the joint operation scheme.
      In connection with the acquisition of KSO IV in January 2004, TELKOM recognized the full amount of the liability for the purchase price of approximately US$390.7 million or equivalent to Rp.3,285.4 billion, which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI (the investor in KSO IV) beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct costs of the business combination. The allocation of the acquisition cost consisted of Rp.2,377.1 billion for property, plant and equipment and Rp.908.2 million for intangible assets. The allocation of the acquisition cost was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent the right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years. As of December 31, 2005, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$393.3 million (Rp.3,868.4 billion) and is presented in TELKOM’s balance sheet as “Liabilities of business acquisitions.”

Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations Maintenance and Telecommunication Services Expenses
      TELKOM’s depreciation expense and operations, maintenance and telecommunication services expenses have increased significantly during the three-year period from 2003 through 2005. These increases are primarily related to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and an increase in TELKOM’s fixed assets due to deployment of fixed wireless. In particular, TELKOM began an aggressive deployment of fixed wireless in KSO III and KSO IV following TELKOM’s acquisitions of KSO III in July 2003 and KSO IV in January 2004 and in 2005 alone deployed 47 units of Remote Access Servers to service its fixed wireless subscribers. Telkomsel’s subscriber base has increased from 9,588,807 subscribers as of December 31, 2003 to 16,290,508 subscribers as of December 31, 2004 and 24,269,353 subscribers as of December 31, 2005. TELKOM’s fixed wireless service grew substantially from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005.
      As a result of the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra used by the telecommunication service providers, TELKOM can no longer be able to utilize certain frequency spectra it currently uses to support fixed wireline cable network commencing at the end of 2006. Consequently, certain of TELKOM’s cable network facilities within the fixed wireline segment which comprise primarily of WLL and approach link operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, TELKOM shortened its estimate of the remaining useful lives for WLL and approach link equipment in the first quarter of 2005 and began depreciating the then remaining net book value of those assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp.471.2 billion in 2005.

      Further, in August 2005, the Government decided to set aside 1900 MHz for the exclusive use in the 3G services and 800 MHz frequency spectrum for the exclusive use in CDMA-based technology network commencing at the end of 2007. As a result, TELKOM’s BSS equipment in Jakarta and West Java areas, which operates in 1900 MHz and are part of the fixed wireless transmission installation and equipment, can no longer be used commencing at the end of 2007. Following the Government’s decision, TELKOM’s reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and recognized a write-down of Rp.616.8 billion relating to this equipment in 2005. In addition, TELKOM changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of those assets through June 30, 2007, the date when all of TELKOM’s 1900 MHz BSS equipment are expected to be completely replaced with the 800 MHz BSS equipment. The effect of this change in estimate increased depreciation expense by Rp.159.0 billion in 2005. In addition, TELKOM recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79.4 billion in 2005.
Changes in Methods of Accounting under Indonesian GAAP
      In June 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 24 (Revised 2004), “Employee Benefits” (PSAK 24R), which is a revision of PSAK No. 24, “Accounting for Pension Benefits.” PSAK 24R changes TELKOM’s method of accounting for employee benefit plans by requiring the vested portion of prior service cost be immediately recognized and that the cumulative unrecognized actuarial gain or loss exceeding ten percent of the greater of the present value of the projected benefit obligation and the fair value of plan assets be amortized over the expected average remaining working lives of the employees participating in the plan. PSAK 24R requires TELKOM to adopt its provisions retrospectively as of January 1, 2004, (the “Transition Date”) by way of the recognition of: (i) a liability computed in accordance with the provisions of PSAK 24R determined as of the Transition Date (the “Transition Liability”) and (ii) the difference between the Transition Liability and the liability previously recognized for employee benefits as of the same date pursuant to then in effect accounting standards, as a cumulative effect of a change in method of accounting in stockholders’ equity. Accordingly, TELKOM has restated its consolidated balance sheet as of the Transition Date by increasing its liability for employee benefits previously reported by Rp.3,218.7 billion with a corresponding decrease in consolidated stockholders’ equity of Rp.2,618.7 billion, net of tax of Rp.600.1 billion. In addition, the adoption of PSAK 24R, effective as of January 1, 2004, has resulted in an increase in the previously reported net income for the year ended December 31, 2004 in the amount of Rp.485.4 billion, net of tax of Rp.175.5 billion.
      In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changes TELKOM’s method of accounting for previously recorded restructuring transactions between entities under common control when certain conditions are met. The provisions of PSAK 38R were effective for TELKOM beginning January 1, 2005, the initial application date. Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, TELKOM is required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005. The difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp.7,288.3 billion arose from transactions between TELKOM and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with TELKOM. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna share. In accordance with the BAPEPAM ruling, TELKOM has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-

ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no effect on net consolidated stockholders’ equity. See Note 4b to TELKOM’s consolidated financial statements.
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

Foreign Exchange Translations
      The functional currency of TELKOM and its subsidiaries is the Indonesian Rupiah and the books of accounts of TELKOM and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at the transaction date. At the balance sheet date, the exchange rates used for translation of monetary assets and monetary liabilities denominated in foreign currencies are the buying and selling rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liabilities, were Rp.8,430 and Rp.8,450 to US$1.00 as of December 31, 2003, Rp.9,280 and Rp.9,300 to US$1.00 as of December 31, 2004 and Rp.9,825 and Rp.9,835 to US$1.00 as of December 31, 2005. These rates differ from the rates used for convenience translations in this Annual Report, including in the tables appearing in the discussion and analysis below. See Note 2(e) to the consolidated financial statements.
      The resulting foreign exchange gains and losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets.
      The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts for 2005 into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,830 to US$1.00 published by Reuters on December 31, 2005. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange. See Note 3 to the consolidated financial statements.

TELKOM’s Operating Revenues
      The following table sets out TELKOM’s operating revenues, itemized according to TELKOM’s main products and services, for the three years 2003 through 2005, with each item also expressed as a percentage of total operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	8,896.9	32.8	10,645.0	31.4	10,781.3	25.8	1,096.8
Cellular	8,458.8	31.2	10,421.3	30.7	14,570.9	34.9	1,482.3
Revenue under Joint Operation Schemes (JOS)	1,486.3	5.5	656.6	1.9	588.7	1.4	59.9
Interconnection	4,162.1	15.3	6,188.0	18.2	7,742.1	18.5	787.6
Data and Internet	3,108.6	11.5	4,808.8	14.2	6,934.3	16.6	705.4
Network	517.9	1.9	654.3	1.9	586.6	1.4	59.7
Revenue-sharing arrangements	258.5	1.0	280.6	0.8	302.3	0.7	30.8
Other telecommunications services	226.9	0.8	293.2	0.9	301.0	0.7	30.5

Total Operating Revenues	27,116.0	100.0	33,947.8	100.0	41,807.2	100.0	4,253.0

      Subsequent to an announcement by the DGPT in August 2001 that the Government intended to terminate TELKOM’s exclusive right to provide local and domestic long-distance services, TELKOM’s exclusive right to provide domestic local service was finally terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. TELKOM, however, received its commercial license to provide IDD fixed line services on May 13, 2004. As a result of the termination of TELKOM’s exclusive right to provide local and domestic long-distance service, Indosat, a competitor of TELKOM, received its commercial license to provide domestic long-distance services on May 13, 2004 and began offering fixed wireless services in August 2004. Indosat began offering its domestic long-distance service in late 2004. TELKOM expects that revenues from providing interconnection services to new entrants in the domestic local and domestic long-distance markets will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of these markets. With regard to IDD fixed line services, TELKOM began offering these services to its customers on June 7, 2004 under the “TIC 007” brand. TELKOM recognizes international long-distance revenues from TELKOM’s IDD service (TIC-007) as interconnection revenues.
     Fixed Line Telephone Revenues
      The components of fixed line revenues are local and domestic long-distance usage charges, monthly subscription charges, installation charges, phone cards and others. Local and domestic long-distance usage charges, monthly subscription charges and installation charges relate to both fixed wireline and fixed wireless telephones.
      Local and domestic long-distance usage and monthly subscription charges are determined by telecommunications operators based on a formula set by the Government that determines maximum tariff levels. The maximum tariff levels apply uniformly throughout Indonesia. TELKOM’s monthly subscription charges are based on a uniform schedule of charges that vary according to the type of user and the type of services provided. Local and domestic long-distance usage charges vary depending on the distance called, duration and time band, while installation charges, phone cards and other services charges are set by individual operators. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Limited Increases in Tariffs”.
      Most fixed line revenues are recognized as services are provided, except the installation charges are recognized as revenue when a fixed line (referred to as an “installation” in the consolidated financial statements) is placed in service.
      Fixed line telephone revenues for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	6,561.8	24.2	7,439.3	21.9	7,223.1	17.3	734.8
Monthly subscription charges	1,948.8	7.2	2,934.9	8.6	3,289.8	7.9	334.7
Installation charges	223.1	0.8	201.3	0.6	197.3	0.5	20.1
Phone cards	34.4	0.1	15.6	0.1	10.9	0.0	1.1
Others	128.8	0.5	53.9	0.2	60.2	0.1	6.1

Total	8,896.9	32.8	10,645.0	31.4	10,781.3	25.8	1,096.8

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

      Cellular telephone revenues for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Cellular Telephone Revenues
Air time charges	7,677.9	28.3	9,825.7	28.9	13,666.3	32.7	1,390.3
Monthly subscription charges	580.5	2.2	448.5	1.3	383.5	0.9	39.0
Connection fee charges	194.1	0.7	55.8	0.2	64.1	0.2	6.5
Features	6.3	0.0	91.3	0.3	457.0	1.1	46.5

Total	8,458.8	31.2	10,421.3	30.7	14,570.9	34.9	1,482.3

     Joint Operation Scheme (“KSO”) Revenues
      KSO revenues consist of:

•	Initial payment made by the KSO partners, which is amortized over the life of the KSO Agreement;

•	Minimum TELKOM Revenues (“MTR”), being a specified minimum payment, which is payable monthly; and

•	Distributable TELKOM Revenues (“DTR”), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which is payable monthly.
      KSO revenues have been decreasing due to the acquisition of KSO partners’ interests in the KSOs, resulting in the revenues of the KSOs being consolidated and included under Fixed Line revenues.
      KSO revenues for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
KSO Revenues
Minimum TELKOM Revenues	899.9	3.3	296.0	0.9	268.6	0.6	27.3
Share in Distributable KSO Revenues	583.0	2.2	349.5	1.0	318.6	0.8	32.4
Amortization of unearned initial investor payments under Joint Operation Schemes	3.4	0.0	11.1	0.0	1.5	0.0	0.2

Total	1,486.3	5.5	656.6	1.9	588.7	1.4	59.9

     Interconnection Revenues
      The components of interconnection revenues are revenues from cellular interconnection, international interconnection and other interconnection. Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM’s fixed line network and Telkomsel’s mobile cellular network. Interconnection revenues also include international roaming by overseas operators to Telkomsel’s mobile cellular network, a retail fee charged to TELKOM’s subscribers for an outgoing call and international long-distance revenues from TELKOM’s IDD service (TIC-007) since the launch of TELKOM’s IDD service (TIC-007) in June 2004.

      Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by Government regulation. Revenues from interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses paid to other operators. Interconnection revenues are typically accrued initially and settled among operators monthly and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement. On March 11, 2004, the MoC issued a decree stating that cost-based interconnection will commence beginning January 1, 2005. However, the implementation of the new cost-based interconnection was delayed due to difficulties in drafting the relevant regulations and selecting the appropriate tariff scheme. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators. There can be no assurance as to how this will affect TELKOM’s business, financial condition and results of operations. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”; and Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.
      Interconnection revenues for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Interconnection Revenues
Cellular	3,908.3	14.4	5,351.6	15.7	6,685.1	16.0	680.1
International	184.1	0.7	641.2	1.9	854.8	2.0	87.0
Other	69.7	0.2	195.2	0.6	202.2	0.5	20.5

Total	4,162.1	15.3	6,188.0	18.2	7,742.1	18.5	787.6

          Data and Internet Revenues
      The components of data and Internet revenues are revenues from SMS, internet, data communication, VoIP and E-business services. Data and Internet revenue for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Data and Internet Revenue
SMS	2,205.1	8.2	3,562.7	10.5	5,309.2	12.7	540.1
Internet	325.9	1.2	554.9	1.6	711.4	1.7	72.4
Data communication	245.6	0.9	360.7	1.1	610.4	1.5	62.1
VoIP	328.3	1.2	318.9	1.0	292.7	0.7	29.8
E-business	3.7	0.0	11.6	0.0	10.6	0.0	1.0

Total	3,108.6	11.5	4,808.8	14.2	6,934.3	16.6	705.4

     Network Revenues
      The components of network revenues are revenues from satellite transponder leases and leased lines. Network revenue for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Network Revenue
Satellite transponder lease	270.9	1.0	210.9	0.6	239.5	0.6	24.4
Leased lines	247.0	0.9	443.4	1.3	347.1	0.8	35.3

Total	517.9	1.9	654.3	1.9	586.6	1.4	59.7

     Revenues under Revenue-Sharing Arrangements
      The components of revenues under revenue-sharing arrangements are net share in revenue earned under revenue-sharing arrangements and amortization of unearned income under revenue-sharing arrangements.
      Revenues under revenue-sharing arrangements for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Revenues Under Revenue-Sharing Arrangements
Net share in revenue earned under Revenue-Sharing Arrangements	200.1	0.8	198.6	0.6	165.6	0.4	16.9
Amortization of unearned income under Revenue-Sharing Arrangements	58.4	0.2	82.0	0.2	136.7	0.3	13.9

Total	258.5	1.0	280.6	0.8	302.3	0.7	30.8

     Other Telecommunications Services Revenues
      Other telecommunications services revenues primarily represent telex and telegram revenues, revenues from the telephone directory assistance business and revenues from cable television services. In 2005, TELKOM’s revenues from other telecommunications services increased by Rp.7.8 billion, or 2.7%, from Rp.293.2 billion in 2004 to Rp.301.0 billion in 2005. The increase in other telecommunications services revenues was primarily due to an increase in pay-TV revenues and directory assistance revenues, which increase was partially offset by a decrease in telex and telegram revenues due to technological advancement.

TELKOM’s Operating Expenses
      The following table sets out TELKOM’s operating expenses for the three years 2003 through 2005, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

			2004
	2003		(As restated*)		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Expenses
Depreciation	4,779.5	17.6	6,438.6	19.0	7,570.7	18.1	770.2
Operations, maintenance and telecommunications services	3,338.7	12.3	4,529.6	13.3	5,916.3	14.1	601.9
Personnel	4,440.1	16.4	4,910.0	14.5	6,563.0	15.7	667.6
General and administrative	2,078.8	7.7	2,599.8	7.7	2,764.0	6.6	281.2
Marketing	502.9	1.8	881.9	2.6	1,126.2	2.7	114.6
Write-down of assets	—	—	—	—	616.8	1.5	62.7
Loss on procurement commitments	—	—	—	—	79.4	0.2	8.1

Total Operating Expenses	15,140.0	55.8	19,359.9	57.1	24,636.4	58.9	2,506.3

*	The 2004 figures have been restated due to the adoption of PSAK 24R. See “— Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to TELKOM’s consolidated financial statements.
     Depreciation Expense, Write-down of Assets and Loss on Procurement Commitments
      Depreciation expense relates to TELKOM’s property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing in the month such assets were placed into service. See Note 2k to the consolidated financial statements.
      In accordance with Indonesian GAAP, TELKOM capitalizes interest expenses and foreign exchange gains or losses for assets under construction and depreciates these amounts over the useful lives of such assets. In 2003, 2004 and 2005, TELKOM capitalized interest expenses for assets under construction of Rp.22.9 billion, Rp.57.7 billion and nil, respectively. TELKOM capitalized foreign exchange losses (gains) for assets under construction of nil, Rp.74.3 billion and nil in 2003, 2004 and 2005, respectively.
      As a result of the Government’s decisions issued in 2005 on the rearrangement of frequency spectra utilized by the telecommunication industry, certain of TELKOM’s fixed wireline cable network facilities, which comprise primarily of WLL and approach link, and TELKOM’s BSS equipment in Jakarta and West Java areas, which are part of transmission installation and equipment for fixed wireless assets, cannot be used through the end of their initial estimated useful lives. In 2005, TELKOM recognized a write-down of assets of Rp.616.8 billion related to transmission installation and equipment of fixed wireless assets and loss on procurement commitments of Rp.79.4 billion related to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas. TELKOM also shortened its estimate of the remaining useful lives for fixed wireline WLL and approach link equipment and the Jakarta and West Java fixed wireless BSS equipment. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses.”

     Operations, Maintenance and Telecommunications Services Expenses
      Operations, maintenance and telecommunications services expenses for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operations, Maintenance and Telecommunications Services Expenses
Operations and maintenance	1,744.8	6.4	2,398.2	7.1	3,075.1	7.3	312.8
Concession fees	610.7	2.3	807.3	2.4	1,257.4	3.0	128.0
Cost of phone, SIM and RUIM cards	181.3	0.7	366.7	1.1	582.3	1.4	59.2
Electricity, gas and water	300.4	1.1	385.7	1.1	372.5	0.9	37.9
Vehicles and supporting facilities	115.7	0.4	181.7	0.5	217.2	0.5	22.1
Insurance	157.1	0.6	151.3	0.4	136.4	0.3	13.9
Leased lines	127.0	0.5	132.8	0.4	124.2	0.3	12.6
Traveling	29.8	0.1	42.2	0.1	33.5	0.1	3.4
Others	71.9	0.2	63.7	0.2	117.7	0.3	12.0

Total	3,338.7	12.3	4,529.6	13.3	5,916.3	14.1	601.9

     Personnel Expenses
      The main components of personnel expenses in 2005 were salaries and related benefits, which were Rp.2,165.9 billion (US$220.3 million), vacation pay, incentives and other benefits, which were Rp.1,615.6 billion (US$164.4 million), and employee income tax, which was Rp.856.4 billion (US$87.1 million).

      Personnel expenses for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

			2004
	2003		(As restated*)		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Personnel Expenses
Salaries and related benefits	1,574.2	5.8	1,796.9	5.3	2,165.9	5.2	220.3
Vacation pay, incentives and other benefits	816.1	3.0	1,156.1	3.4	1,615.6	3.8	164.4
Early retirements	355.7	1.3	243.5	0.7	486.4	1.2	49.5
Net periodic post-retirement health care benefit cost	641.4	2.4	416.3	1.2	488.6	1.2	49.7
Net periodic pension cost	191.0	0.7	572.4	1.7	532.3	1.3	54.1
Employee income tax	468.8	1.7	523.8	1.5	856.4	2.0	87.1
Long service awards	219.2	0.8	36.9	0.1	201.9	0.5	20.5
Housing	116.9	0.4	103.4	0.3	113.7	0.3	11.6
Medical	9.7	0.1	12.2	0.1	18.0	0.0	1.8
Other employee benefits	4.4	0.0	11.5	0.1	6.0	0.0	0.6
Others	42.7	0.2	37.0	0.1	78.2	0.2	8.0

Total	4,440.1	16.4	4,910.0	14.5	6,563.0	15.7	667.6

*	The 2004 figures have been restated due to the adoption of PSAK 24R. See “— Change in Method of Accounting under Indonesian GAAP” and Note 4a to TELKOM’s consolidated financial statements.
     General and Administrative Expenses
      The main components of general and administrative expenses in 2005 were amortization of goodwill and other intangible assets, which totaled Rp.918.2 billion (US$93.4 million), arising from the acquisitions of GSD, Dayamitra, Pramindo, AriaWest and KSO IV in previous years, provision for doubtful accounts and inventory obsolescence, which totaled Rp.489.0 billion (US$49.7 million), and collection expenses, which totaled Rp.379.1 billion (US$38.6 million).

      General and administrative expenses for the three years 2003 through 2005 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
General and Administrative Expenses
Professional fees	115.6	0.4	137.3	0.4	131.0	0.3	13.3
Collection expenses	273.8	1.0	359.0	1.1	379.1	0.9	38.6
Amortization of goodwill and other intangible assets	730.7	2.7	872.3	2.6	918.2	2.2	93.4
Training, education and recruitment	126.9	0.5	228.5	0.7	177.9	0.4	18.1
Travel	144.7	0.6	192.6	0.6	171.7	0.4	17.5
Security and screening	110.3	0.4	143.9	0.4	164.4	0.4	16.7
General and social contribution	113.8	0.4	111.8	0.3	204.3	0.5	20.8
Printing and stationery	50.5	0.2	81.0	0.2	50.2	0.1	5.1
Meetings	42.8	0.2	58.3	0.2	40.3	0.1	4.1
Provision for doubtful accounts and inventory obsolescence	326.4	1.2	357.7	1.1	489.0	1.2	49.7
Research and development	9.1	0.0	13.2	0.0	8.4	0.0	0.9
Others	34.2	0.1	44.2	0.1	29.5	0.1	3.0

Total	2,078.8	7.7	2,599.8	7.7	2,764.0	6.6	281.2

     Marketing Expenses
      Marketing expenses consist of advertising, customer education and other marketing expenses.

	Year Ended December 31,

	2003		2004		2005		2005

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Marketing Expenses
Advertising	381.7	1.4	699.6	2.1	795.6	1.9	80.9
Customer education	102.2	0.3	152.4	0.4	305.3	0.7	31.1
Others	19.0	0.1	29.9	0.1	25.3	0.1	2.6

Total	502.9	1.8	881.9	2.6	1,126.2	2.7	114.6

Results of Operations
     Year ended December 31, 2005 compared to year ended December 31, 2004
     Operating Revenues.
      Total operating revenues increased by Rp.7,859.4 billion, or 23.2%, from Rp.33,947.8 billion in 2004 to Rp.41,807.2 billion in 2005. Increase in operating revenues in 2005 was primarily due to increases in revenues from cellular, interconnection and data and Internet.

Fixed Line Telephone Revenues.
      Fixed line revenues increased by Rp.136.3 billion, or 1.3%, from Rp.10,645.0 billion in 2004 to Rp.10,781.3 billion in 2005. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp.411.3 billion, or 417.1%, from Rp.98.6 billion in 2004 to Rp.509.9 billion in 2005. Fixed wireline revenues decreased by Rp.275.0 billion, or 2.6%, from Rp.10,546.4 billion in 2004 to Rp.10,271.4 billion in 2005.
      The increase in fixed wireless revenues was primarily attributable to a 184.2% growth in the number of subscribers and lines in service for fixed wireless, from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005, particularly, the 184.7% growth in the number of lines in service in the non-KSO regions, resulting in an increase of lines in service from 1,317,673 as of December 31, 2004 to 3,750,821 as of December 31, 2005 primarily due to an aggressive marketing campaign in those regions from April to June 2005. Such increase was partially offset by a decrease in fixed wireline revenues which was primarily due to a 7.6% decrease in local and domestic long-distance revenues from Rp.7,493.1 billion in 2004 to Rp.6,920.2 billion.
Cellular Telephone Revenues.
      Cellular telephone revenues increased by Rp.4,149.6 billion, or 39.8%, from Rp.10,421.3 billion in 2004 to Rp.14,570.9 billion in 2005. The increase in cellular telephone revenues was primarily due to an increase in air time charges, connection fee charges for new subscribers and features, partially offset by a decrease in monthly subscription charges. Air time charges increased by Rp.3,840.6 billion, or 39.1%, from Rp.9,825.7 billion in 2004 to Rp.13,666.3 billion in 2005. Connection fee charges increased by Rp.8.3 billion, or 14.9%, from Rp.55.8 billion in 2004 to Rp.64.1 billion in 2005 due to the growth in KartuHALO and SimPATI net-additional cellular subscribers. Features increased by Rp.365.7 billion, or 400.6%, from Rp.91.3 billion in 2004 to Rp.457.0 billion in 2005 due to an increase in sales from the new feature services introduced in 2005, including ring back tone, message boards and mobile fax services. Monthly subscription charges decreased by Rp.65.0 billion, or 14.5%, from Rp.448.5 billion in 2004 to Rp.383.5 billion in 2005, primarily due to the special exemption from subscription charges for certain customers offered by Telkomsel to match similar programs offered by its competitors. The increase in cellular telephone revenues was primarily attributable to 49% growth in Telkomsel’s total cellular subscribers from 16,290,508 subscribers as of December 31, 2004 to 24,269,353 subscribers as of December 31, 2005. This increase was caused by a 19% growth in net-additional subscribers from 6,701,701 subscribers in 2004 to 7,978,845 subscribers in 2005. Postpaid subscribers grew by 11% to 1,470,755 subscribers and prepaid subscribers grew by 52% to 22,798,598 subscribers, in each case as of December 31, 2005.
      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 91.9% as of December 31, 2004 to 93.9% as of December 31, 2005. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.102,000 in 2004 to approximately Rp.87,000 in 2005. Despite the decrease in overall ARPU for voice, the SMS/non-voice ARPU for postpaid increased (by approximately 15%) due to the increase in premium SMS, mobile banking services and other value-added services.
Interconnection Revenues.
      Net interconnection revenues increased by Rp.1,554.1 billion, or 25.1%, from Rp.6,188.0 billion in 2004 to Rp.7,742.1 billion in 2005. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenues included incoming international long-

distance revenues from TELKOM’s IDD service (TIC-007), net of interconnection charges for outgoing international long-distance calls.
      Cellular interconnection revenues increased by Rp.1,333.5 billion, or 24.9%, from Rp.5,351.6 billion in 2004 to Rp.6,685.1 billion in 2005, primarily due to the growth of cellular subscribers in Indonesia. International interconnection revenues increased by Rp.213.6 billion, or 33.3%, from Rp.641.2 billion in 2004 to Rp.854.8 billion in 2005, primarily due to an increase in incoming and outgoing IDD traffic from domestic operators. Other interconnection revenues increased by Rp.7.0 billion, or 3.6%, from Rp.195.2 billion in 2004 to Rp.202.2 billion in 2005, primarily due to the growth of fixed wireless subscribers of Indosat and PT Bakrie Telecom.
      TELKOM’s interconnection revenues accounted for approximately 18.5% of TELKOM’s consolidated operating revenues for the year ended December 31, 2005, compared to 18.2% for the year ended December 31, 2004.
KSO Revenues (Joint Operation Scheme Revenues).
      KSO revenues decreased by Rp.67.9 billion, or 10.3%, from Rp.656.6 billion in 2004 to Rp.588.7 billion in 2005. The decrease in KSO revenues was primarily due to a decrease in MTR and DTR in 2005, resulting from the business acquisition of KSO IV. MTR decreased by Rp.27.4 billion, or 9.2%, from Rp.296.0 billion in 2004 to Rp.268.6 billion in 2005. DTR decreased by Rp.30.9 billion, or 8.8%, from Rp.349.5 billion in 2004 to Rp.318.6 billion in 2005. Amortization of unearned initial payments decreased by Rp.9.6 billion, or 86.5%, from Rp.11.1 billion in 2004 to Rp.1.5 billion in 2005 due to the recognition in 2004 of the remaining portion of unearned initial payments for KSO IV following the acquisition of KSO IV.
Data and Internet Revenues.
      Data and Internet revenues increased by Rp.2,125.5 billion, or 44.2%, from Rp.4,808.8 billion in 2004 to Rp.6,934.3 billion in 2005. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues, internet connectivity revenues and data communications revenues, partially offset by a decrease in VoIP revenues. SMS revenues increased by Rp.1,746.5 billion, or 49.0%, from Rp.3,562.7 billion in 2004 to Rp.5,309.2 billion in 2005 mainly due to a significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity revenues increased by Rp.156.5 billion, or 28.2%, from Rp.554.9 billion in 2004 to Rp.711.4 billion in 2005 due to increased marketing efforts to boost sales of data and Internet services, an increase in usage of the dial-up Internet for TELKOMNet Instant and premium prepaid dial-up internet access and an increase in Speedy subscribers in 2005. Data communication revenues increased by Rp.249.7 billion, or 69.2%, from Rp.360.7 billion in 2004 to Rp.610.4 billion in 2005, due to an increase in new subscribers of data network services, particularly, frame relay and IP VPN, primarily used for the internal data networks of commercial banks. VoIP revenues decreased by Rp.26.2 billion, or 8.2%, from Rp.318.9 billion in 2004 to Rp.292.7 billion in 2005, due to the decrease in traffic of outgoing international VoIP calls, primarily resulting from TELKOM’s focused marketing efforts to promote TELKOM’s IDD service (TIC-007), an alternative to VoIP.
Network Revenues.
      Network revenues decreased by Rp.67.7 billion, or 10.3%, from Rp.654.3 billion in 2004 to Rp.586.6 billion in 2005. Satellite transponder revenues increased by Rp.28.6 billion, or 13.6%, from Rp.210.9 billion in 2004 to Rp.239.5 billion in 2005, primarily due to an increase in satellite transponder usage by VSAT providers. Leased lines revenues decreased by Rp.96.3 billion, or 21.7%, from Rp.443.4 billion in 2004 to Rp.347.1 billion in 2005 as a result of an increase in the number of telecommunications operators that use their own networks.

Revenues under Revenue-Sharing Arrangements (“PBHs”).
      Revenues under revenue-sharing arrangements increased by Rp.21.7 billion, or 7.7%, from Rp.280.6 billion in 2004 to Rp.302.3 billion in 2005. The increase in revenue under revenue-sharing arrangements was due to an increase in amortization of unearned income under the revenue-sharing arrangements which is in line with the increase in the number of revenue-sharing arrangements. Amortization of unearned income under revenue-sharing arrangements increased by Rp.54.7 billion, or 66.7%, from Rp.82.0 billion in 2004 to Rp.136.7 billion in 2005. Net share in revenue earned under revenue-sharing arrangements decreased by Rp.33.0 billion, or 16.6%, from Rp.198.6 billion in 2004 to Rp.165.6 billion in 2005. The total number of revenue-sharing arrangements increased from 79 contracts as of December 31, 2004 to 90 contracts as of December 31, 2005. Although the total number of revenue-sharing arrangements increased, most of them did not generate significant pulse in 2005.
Other Telecommunications Services Revenues.
      Other telecommunications services revenues increased by Rp.7.8 billion, or 2.7%, from Rp.293.2 billion in 2004 to Rp.301.0 billion in 2005. The increase in other telecommunications services revenues was primarily due to an increase in pay-TV revenues and directory assistance revenues, which increase was partially offset by a decrease in telex and telegram revenues due to technological advancement.
     Operating Expenses.
      Total operating expenses increased by Rp.5,276.5 billion, or 27.3%, from Rp.19,359.9 billion in 2004 to Rp.24,636.4 billion in 2005. The increase in total operating expenses was attributable to substantial increases in depreciation, operations, maintenance and telecommunications services expenses and personnel expenses, and write-down of assets.
Personnel Expenses.
      Personnel expenses increased by Rp.1,653.0 billion, or 33.7%, from Rp.4,910.0 billion in 2004 to Rp.6,563.0 billion in 2005. The main contributors were the increase in salaries and related benefits, and vacation pay, incentives and other benefits, primarily due to the implementation of performance based remuneration system in July 2004 which resulted in increased base salary, allowances, incentives and bonuses. These led to an increase in recurring employee expenses, as follows:

•	salaries and related benefits increased by Rp.369.0 billion, or 20.5%, from Rp.1,796.9 billion in 2004 to Rp.2,165.9 billion in 2005;

•	vacation pay, incentives and other benefits increased by Rp.459.5 billion, or 39.7%, from Rp.1,156.1 billion in 2004 to Rp.1,615.6 billion in 2005; and

•	employee income tax increased by Rp.332.6 billion, or 63.5%, from Rp.523.8 billion in 2004 to Rp.856.4 billion in 2005 which is in line with the increase in salaries and related benefits and vacation pay, incentives and other benefits.
      In addition, long service awards increased by Rp.165.0 billion, or 447.2%, from Rp.36.9 billion in 2004 to Rp.201.9 billion in 2005, primarily due to the recognition of actuarial gain of Rp.106.5 billion in 2004, compared to the recognition of actuarial loss of Rp.82.9 billion in 2005.
      Early retirement expenses increased by Rp.242.9 billion, or 99.8%, from Rp.243.5 billion in 2004 to Rp.486.4 billion in 2005. The number of employees taking early retirement increased from 804 in 2004 to 1,017 in 2005.
      Other components of personnel expenses did not contribute significantly to operating expenses in 2005.

Depreciation Expense.
      Depreciation expense increased by Rp.1,132.1 billion, or 17.6%, from Rp.6,438.6 billion in 2004 to Rp.7,570.7 billion in 2005. The increase in depreciation expense was primarily due to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and an increase in TELKOM’s capital expenditures for network infrastructure (transmission network, backbone and access network), particularly for fixed wireless. In addition, the increase in depreciation expense was also because TELKOM shortened the estimate of remaining useful lives for WLL and approach link equipment and the Jakarta and West Java BSS equipment, which contributed to increase in depreciation expense by Rp.471.2 billion and Rp.159.0 billion, respectively, in 2005. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses”.
Write-down of Assets.
      In 2005, TELKOM recognized a write-down of assets of Rp.616.8 billion related to transmission installation and equipment of fixed wireless assets. This write-down was made as a result of TELKOM’s review of the recoverable amount of the cash-generating unit of its fixed wireless assets following the Government’s decision to set aside the 1900 MHz frequency spectrum for exclusive use in 3G services and the 800 MHz frequency spectrum for CDMA-based technology network commencing at the end of 2007. As a result of this decision, TELKOM’s BSS equipment in Jakarta and West Java, which currently operates in the 1900 MHz frequency spectrum, will no longer be operational commencing at the end of 2007 and, furthermore, this equipment must be replaced with BSS equipment operating in 800 MHZ. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses.”
Loss on Procurement Commitments.
      In 2005, TELKOM recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79.4 billion. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses.”
Operations, Maintenance and Telecommunications Services Expenses.
      Operations, maintenance and telecommunications services expenses increased by Rp.1,386.7 billion, or 30.6%, from Rp.4,529.6 billion in 2004 to Rp.5,916.3 billion in 2005. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to:

•	an increase in operations and maintenance expenses by Rp.676.9 billion to Rp.3,075.1 billion, an increase of 28.2%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in the Telkomsel’s overall capacity from 17.9 million subscribers as of December 31, 2004 to 26.2 million subscribers as of December 31, 2005. The number of Telkomsel’s BTSs grew by 59.5% from 6,205 units in 2004 to 9,895 units in 2005. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	cost of phone, SIM and RUIM cards increased by Rp.215.6 billion to Rp.582.3 billion in 2005, an increase of 58.8%, due to increases in expenses for TELKOM and Telkomsel prepaid cards. TELKOM’s cost of fixed wireless cards (starterpack/ voucher/replacement) increased by Rp.72.5 billion, or 220.4%, from Rp.32.9 billion in 2004 to Rp.105.4 billion in 2005. Telkomsel’s cost of cards increased by Rp.142.2 billion, or 44.9%, from Rp.316.5 billion in 2004 to

Rp.458.7 billion in 2005, due to a substantial increase in subscribers, particularly prepaid subscribers; and

•	total concession fees increased by Rp.450.1 billion to Rp.1,257.4 billion in 2005, an increase of 55.8%, primarily due to a 125.3% increase, or Rp.394.5 billion, in concession fees paid to the Government from Rp.314.7 billion in 2004 to Rp.709.2 billion in 2005, in line with the growth in operating revenues and incurrence of USO contribution by TELKOM and Telkomsel to the Government beginning in 2005. Total USO contribution incurred by TELKOM and Telkomsel for the fiscal year 2005 amounted to Rp.307.7 billion.

      This increase was partially offset by electricity, gas and water charges, which slightly decreased by Rp.13.2 billion, or 3.4%, from Rp.385.7 billion in 2004 to Rp.372.5 billion in 2005, reflecting primarily conservation and more efficient use of utilities, which decrease was partially offset by an increase in electricity and gas rates in 2005 compared to 2004.
      Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2005.
General and Administrative Expenses.
      General and administrative expenses increased by Rp.164.2 billion, or 6.3%, from Rp.2,599.8 billion in 2004 to Rp.2,764.0 billion in 2005. In particular, in 2005:

•	amortization of goodwill and other intangible assets increased by Rp.45.9 billion to Rp.918.2 billion, or 5.3%, mainly due to an increase in amortization of intangible assets resulting from acquisitions of KSO IV on January 20, 2004 and the remaining 9.68% interest in Dayamitra on December 14, 2004. The intangible assets resulting from such acquisitions were amortized for the full year in 2005, compared to 2004 when it was only amortized from the date of acquisition;

•	collection expenses increased by Rp.20.1 billion to Rp.379.1 billion, an increase of 5.6%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp.20.5 billion, or 14.3%, to Rp.164.4 billion in 2005, primarily due to an increase in the salary of security guards by Rp.21.5 billion;

•	provision for doubtful accounts and inventory obsolescence increased by Rp.131.3 billion, or 36.7%, to Rp.489.0 billion in 2005, primarily due to an increase in TELKOM and Telkomsel customer defaults as subscriber numbers increased; and

•	general and social contributions expenses increased by Rp.92.5 billion, or 82.7%, to Rp.204.3 billion, which increase was primarily due to an increase in social contribution fund and community development expenses by Rp.60.6 billion to Rp.91.9 billion in 2005, pursuant to TELKOM’s AGMS resolution on June 24, 2005.
      This increase was partially offset by:

•	training, education and recruitment expenses, which decreased by Rp.50.6 billion to Rp.177.9 billion, or 22.2%, following a decrease in TELKOM’s employee training programs primarily due to a more rigorous selection process for its overseas training;

•	travel expenses, which decreased by Rp.20.9 billion, or 10.9%, to Rp.171.7 billion in 2005, primarily due to a decrease in local travel cost by Rp.12.7 billion; and

•	printing and stationery expenses, which decreased by Rp.30.8 billion, or 38.0%, to Rp.50.2 billion in 2005, primarily due to a decrease in printing and photocopy expenses by Rp.14.8 billion, as well as a decrease in stationery expenses by Rp.15.6 billion, resulting from the implementation of cost-saving plans.

      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2005.
Marketing Expenses.
      Marketing expenses increased by Rp.244.3 billion, or 27.7%, from Rp.881.9 billion in 2004 to Rp.1,126.2 billion in 2005. The increase in marketing expenses was primarily due to an increase in Telkomsel’s marketing expenses, which increased by Rp.148.1 billion, or 41.6%, primarily due to increases in customer education expenses, advertising, promotions and exhibitions.
Operating Income and Operating Margin
      As a result of the foregoing, operating income increased by Rp.2,582.9 billion, or 17.7%, from Rp.14,587.9 billion in 2004 to Rp.17,170.8 billion in 2005. TELKOM’s operating margin slightly decreased from 43.0% in 2004 to 41.1% in 2005.
Other Income (Expenses)
      Other expenses decreased by Rp.909.2 billion, or 49.5%, from Rp.1,838.5 billion in 2004 to Rp.929.3 billion in 2005. The decrease in other expenses was primarily due to a decrease of 57.7% in foreign exchange losses, primarily due to a decrease in TELKOM’s borrowings denominated in foreign currencies and the relatively modest depreciation of Rupiah in 2005 compared to 2004. In particular, in 2005:

•	Loss on foreign exchange-net decreased by Rp.704.0 billion from a net loss of Rp.1,220.8 billion in 2004 to a net loss of Rp.516.8 billion in 2005, primarily due to lower foreign exchange losses on US dollar borrowings in 2005 compared to 2004, resulting from a decrease in TELKOM’s US dollar borrowings and the relatively modest depreciation of the Rupiah;

•	Interest expense decreased by Rp.92.8 billion, or 7.3%, from Rp.1,270.1 billion in 2004 to Rp.1,177.3 billion in 2005, reflecting primarily decreases in short-term bank loans and long-term debts of TELKOM;

•	Interest income increased by Rp.26.8 billion, or 8.4%, from Rp.317.9 billion in 2004 to Rp.344.7 billion in 2005, primarily due to a slight increase in the average balance of time deposits. See Note 6 to the consolidated financial statements; and

•	Others (net) increased by Rp.78.1 billion, from Rp.331.1 billion in 2004 to Rp.409.2 billion in 2005, primarily resulting from an increase in income from penalty on overdue payments.
      Other components did not contribute significantly to Other Income (Expenses) in 2005.
Income Before Tax and Pre-Tax Margin
      As a result of the foregoing, income before tax increased by Rp.3,492.0 billion, or 27.4%, from Rp.12,749.4 billion in 2004 to Rp.16,241.4 billion in 2005. Pre-tax margin increased from 37.6% in 2004 to 38.8% in 2005.
Income Tax Expense
      Income tax expense increased by Rp.1,005.4 billion, or 24.1%, from Rp.4,178.5 billion in 2004 to Rp.5,183.9 billion in 2005, in line with the increase in income before tax.
Minority Interest in Net Income of Subsidiaries
      Minority interest in the net income of subsidiaries increased by Rp.1,107.7 billion, or 56.6%, from Rp.1,956.3 billion in 2004 to Rp.3,064.0 billion in 2005. The increase was primarily due to improved financial performance by Telkomsel.

Net Income
      As a result of the foregoing, net income increased by Rp.1,379.0 billion, or 20.8%, from Rp.6,614.6 billion in 2004 to Rp.7,993.6 billion in 2005. TELKOM’s net income margin decreased from 19.5% in 2004 to 19.1% in 2005.
Equity
      Total shareholders’ equity increased by Rp.5,164.4 billion, or 28.5%, from Rp.18,128.0 billion in 2004 to Rp.23,292.4 billion in 2005. The increase in total shareholders’ equity was primarily the result of net income of Rp.7,993.6 billion for the year 2005, partially offset by the cash dividends of Rp.2,921.2 billion.
Retained Earnings.
      Appropriated and unappropriated retained earnings decreased by Rp.2,215.9 billion from Rp.18,686.9 billion in 2004 to Rp.16,471.0 billion in 2005. The decrease in appropriated and unappropriated retained earnings was due to the change in method of accounting for restructuring transactions between entities under common control, which resulted in TELKOM reclassifying the difference in value of restructuring transactions between entities under common control amounting to Rp.7,288.3 billion as a charge to unappropriated retained earnings as of January 1, 2005, and cash dividends of Rp.2,921.2 billion, which decrease was offset by net income for the year 2005 of Rp.7,993.6 billion. The reclassification of the difference in value of restructuring transactions between entities under common control amounting to Rp.7,288.3 billion as a charge to unappropriated retained earnings as of January 1, 2005 has no effect on net consolidated stockholders’ equity. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP” and Note 4b to TELKOM’s consolidated financial statements.
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
Fixed Line Telephone Revenues.
      Fixed line revenues increased by Rp.1,748.1 billion, or 19.6%, from Rp.8,896.9 billion in 2003 to Rp. 10,645.0 billion in 2004. The increase in fixed line revenues was primarily due to increases in local and domestic long-distance revenues and monthly subscription charges in 2004. Local and domestic long-distance revenues increased by Rp.877.5 billion, or 13.4%, from Rp.6,561.8 billion in 2003 to Rp.7,439.3 billion in 2004 primarily due to an increase in the number of subscribers. Monthly subscription charges increased by Rp.986.1 billion, or 50.6%, from Rp.1,948.8 billion in 2003 to Rp.2,934.9 billion in 2004 primarily due to an increase in the monthly subscription fee charged to each subscriber.
      The increases were primarily attributable to:

•	the consolidation of KSO IV revenues following the acquisition of KSO IV in January 2004, which contributed Rp.969.2 billion (US$104.3 million) to the increase in fixed lines revenues;

•	TELKOM’s increase in fixed line tariffs in 2004 by a weighted average increase of 9%, with local charges increasing 28.2%, DLD tariffs decreasing by an average of 10% and monthly subscription charges increasing by varying amounts from 12.1% to 25.1%; and

•	the 439.8% growth in the number of subscribers and lines in service for fixed wireless, from 264,787 lines in service as of December 31, 2003 to 1,429,368 lines in service as of December 31, 2004, particularly the 454.2% growth in the number of lines in service in the non-KSO regions, resulting from the introduction of post-paid fixed wireless services only in the first quarter of 2003 and pre-paid fixed wireless service only in the third quarter of 2003.
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
Interconnection Revenues.
      Net interconnection revenues increased by Rp.2,025.9 billion, or 48.7%, from Rp.4,162.1 billion in 2003 to Rp.6,188.0 billion in 2004. Net interconnection revenues comprise net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenue included international long-distance revenue from TELKOM’s IDD service (TIC-007) since the launch in June 2004.
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
KSO Revenues (Joint Operation Scheme Revenues).
      KSO revenues decreased by Rp.829.7 billion, or 55.8%, from Rp.1,486.3 billion in 2003 to Rp.656.6 billion in 2004. The decrease in KSO revenues was primarily due to a significant decrease in MTR and DTR in 2004. MTR decreased by Rp.603.9 billion, or 67.1%, from Rp.899.9 billion in 2003 to Rp.296.0 billion in 2004. DTR decreased by Rp.233.5 billion, or 40.1%, from Rp.583.0 billion in 2003 to Rp.349.5 billion in 2004. Amortization of unearned initial payments increased slightly by Rp.7.7 billion, or 224.2%, from Rp.3.4 billion in 2003 to Rp.11.1 billion in 2004, due to the recognition in 2004 of the remaining portion of unearned initial payments for KSO IV following the acquisition of KSO IV.
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
Data and Internet Revenues.
      Data and Internet revenues increased by Rp.1,700.2 billion, or 54.7%, from Rp.3,108.6 billion in 2003 to Rp.4,808.8 billion in 2004. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues and Internet revenues and a smaller increase in data communication revenues, partially offset by a slight decrease in VoIP revenues. SMS revenues increased by Rp.1,357.6 billion, or 61.6%, from Rp.2,205.1 billion in 2003 to Rp.3,562.7 billion in 2004, mainly attributed to the significant growth in SMS traffic from Telkomsel subscribers. Internet revenues increased by Rp.229.0 billion, or 70.3%, from Rp.325.9 billion in 2003 to Rp.554.9 billion in 2004, due to increased usage of the dial-up Internet in Indonesia. Data communication revenues increased by Rp.115.1 billion, or 46.8%, from Rp.245.6 billion in 2003 to Rp.360.7 billion in 2004, due to the general growth in the data communications market in Indonesia including use of frame relay and VPN. VoIP revenues decreased by Rp.9.4 billion, or 2.9%, from Rp.328.3 billion in 2003 to Rp.318.9 billion in 2004, due to the decrease in traffic of VoIP.
Network Revenues.
      Network revenues increased by Rp.136.4 billion, or 26.3%, from Rp.517.9 billion in 2003 to Rp.654.3 billion in 2004. A decrease in satellite revenues was offset by an increase in leased line revenues. Satellite transponder revenues decreased by Rp.60.0 billion, or 22.1%, from Rp.270.9 billion in 2003 to Rp.210.9 billion in 2004, primarily due to a price decrease made in 2004 to reflect market conditions. Leased lines revenues increased by Rp.196.4 billion, or 79.5%, from Rp.247.0 billion in 2003 to Rp.443.4 billion in 2004 as a result of an increase in the number of telecommunications operators, particularly cellular operators due to significant increases in cellular subscribers.
Revenues under Revenue-Sharing Arrangements (“PBHs”).
      Revenues under revenue-sharing arrangements increased by Rp.22.1 billion, or 8.6%, from Rp.258.5 billion in 2003 to Rp.280.6 billion in 2004. The increase in revenue under revenue-sharing arrangements was due to an increase in amortization of unearned income under revenue-sharing arrangements, partially offset by a slight decrease in net share in revenue earned under revenue-sharing arrangements. Amortization of unearned income under revenue-sharing arrangements in-

creased by Rp.23.6 billion, or 40.4%, from Rp.58.4 billion in 2003 to Rp.82.0 billion in 2004, due to amortization of unearned income from TELKOM’s new revenue-sharing arrangement projects. Net share in revenue earned under revenue-sharing arrangements decreased by Rp.1.5 billion, or 0.8%, from Rp.200.1 billion in 2003 to Rp.198.6 billion in 2004, due to the expiration of some of the revenue-sharing arrangement contracts. Although the total number of revenue-sharing arrangements increased from 27 contracts as of December 31, 2003 to 79 contracts as of December 31, 2004, many of these new revenue-sharing arrangements did not generate significant pulse (and corresponding revenue to TELKOM) in 2004, due to the respective assets being placed into service during the fourth quarter of 2004.
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
Operating Expenses.
      Total operating expenses increased by Rp.4,219.9 billion, or 27.9%, from Rp.15,140.0 billion in 2003 to Rp.19,359.9 billion in 2004. The increase in total operating expenses was attributable to substantial increases in depreciation, operations, maintenance and telecommunications services expenses and smaller increases in personnel expenses, general and administrative expenses and marketing expenses.
Personnel Expenses.
      Personnel expenses increased by Rp.469.9 billion, or 10.6%, from Rp.4,440.1 billion in 2003 to Rp.4,910.0 billion in 2004. The main contributor to the increase was KSO IV personnel cost following Telkom’s acquisition of KSO IV. TELKOM incorporated 2,802 employees from KSO IV in 2004. The increase in employees from KSO IV was partially offset by a decrease of 804 employees that participated in TELKOM’s early retirement program in 2004. In addition, in April 2004, TELKOM increased the basic salary, basic allowance and position allowance of its employees. These reasons led to an increase in recurring employee expenses, as follows:

•	salaries and related benefits increased by Rp.222.7 billion, or 14.2%, from Rp.1,574.2 billion in 2003 to Rp.1,796.9 billion in 2004; and

•	vacation pay, incentives and other benefits increased by Rp.340.0 billion, or 41.7%, from Rp.816.1 billion in 2003 to Rp.1,156.1 billion in 2004.
      In addition, net periodic pension cost increased by Rp.381.4 billion, or 199.7%, from Rp.191.0 in 2003 to Rp.572.4 billion in 2004, primarily due to recognition of actuarial gain of Rp.205.1 billion in 2003, compared to no recognition of actuarial gain in 2004.
      These increases offset declines in early retirement costs and net periodic post-retirement health care benefit cost. Early retirements costs decreased by Rp.112.2 billion, or 31.5%, from Rp.355.7 billion in 2003 to Rp.243.5 billion in 2004, due to a decline in the number of employees retiring under TELKOM’s early retirement program. Net periodic post-retirement health care benefit cost declined by Rp.225.1 billion, or 35.1%, from Rp.641.4 billion in 2003 to Rp.416.3 billion in 2004, primarily due to recognition of actuarial loss and net transition obligation of Rp.99.3 billion and Rp.24.3 billion, respectively, in 2003, compared to no recognition of actuarial loss and net transition obligation in 2004, and a decrease in interest cost by Rp.82.5 billion resulting from decrease in discount rate used to determine net periodic post-retirement health care cost from 13% in 2003 to 11% in 2004. Long service awards decreased by Rp.182.3 billion mostly due to recognition of actuarial loss of Rp.87.3 billion in 2003, compared to recognition of actuarial gain of Rp.106.5 billion in 2004.

      Other components of personnel expenses did not contribute significantly to operating expenses in 2004.
Depreciation Expense.
      Depreciation expense increased by Rp.1,659.1 billion, or 34.7%, from Rp.4,779.5 billion in 2003 to Rp.6,438.6 billion in 2004. The increase in depreciation expenses was primarily due to significant increases in depreciation expense for both TELKOM and Telkomsel. TELKOM’s increase in depreciation expenses reflected continued capital expenditures in TELKOM’s transmission network and backbone, as well as its access network, particularly for fixed wireless. Telkomsel’s increase in depreciation expense reflected continued capital expenditures for Telkomsel’s network infrastructure.
Operations, Maintenance and Telecommunications Services Expenses.
      Operations, maintenance and telecommunications services expenses increased by Rp.1,190.9 billion, or 35.7%, from Rp.3,338.7 billion in 2003 to Rp.4,529.6 billion in 2004. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to:

•	an increase in operations and maintenance expenses by Rp.653.4 billion to Rp.2,398.2 billion, an increase of 37.5%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in the Telkomsel’s overall capacity from 10.8 million subscribers as of December 31, 2003 to 17.9 million subscribers as of December 31, 2004. The number of Telkomsel’s BTSs grew by 28.7% from 4,820 units in 2003 to 6,205 units in 2004. Telkomsel also increased the number of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	cost of phone, SIM and RUIM cards increased by Rp.185.4 billion to Rp.366.7 billion in 2004, an increase of 102.3%, due to increases in expenses for TELKOM and Telkomsel prepaid cards. TELKOM’s prepaid card expenses included cost of fixed wireless cards (starterpack/ voucher/replacement) of Rp.32.9 billion that contributed Rp.26.5 billion to the increase in cost of phone, SIM and RUIM cards after TELKOM began its TELKOMFlexi prepaid program in September 2003. Telkomsel’s cost of phone and SIM cards of Rp.316.5 billion contributed Rp.143.3 billion to the increase in cost of phone, SIM and RUIM cards due to a substantial increase in subscribers, particularly prepaid subscribers;

•	concession fees increased by Rp.196.6 billion to Rp.807.3 billion in 2004, an increase of 32.2%, primarily due to a 22.0% increase in frequency usage charges by Telkomsel of Rp.77.8 billion from Rp.353.6 billion in 2003 to Rp.431.4 billion in 2004, in line with the 28.7% increase in the number of BTSs from 4,820 in 2003 to 6,205 in 2004, and a 31.7% increase in concession fees paid to the Government of Rp.75.7 billion from Rp.239.0 billion in 2003 to Rp.314.7 billion in 2004, in line with the growth in operating revenues; and

•	electricity, gas and water charges increased by Rp.85.3 billion, or 28.4%, from Rp.300.4 billion in 2003 to Rp.385.7 billion in 2004, reflecting primarily the consolidation of the gas electricity and water charges of KSO IV, as well as an increase in electricity and gas rates in 2004 compared to 2003.
      Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2004.

General and Administrative Expenses.
      General and administrative expenses increased by Rp.521.0 billion, or 25.1%, from Rp.2,078.8 billion in 2003 to Rp.2,599.8 billion in 2004. In particular, in 2004:

•	amortization of goodwill and other intangible assets increased by Rp.141.6 billion to Rp.872.3 billion, or 19.4%, mainly due to amortization of additional intangible assets arising from the acquisitions of AriaWest in July 2003, KSO IV and the remaining 9.68% interest in Dayamitra;

•	training, education and recruitment expenses increased by Rp.101.6 billion to Rp.228.5 billion, or 80.1%, following an increase in employees training programs. TELKOM increased its employee training programs primarily due to an organizational transformation towards more of a customer centric approach, additional training to improve internal controls as discussed in Item 15. “Controls and Procedures”, additional training and education expenses resulting from the acquisition of KSO IV and the necessary training because of new technologies;

•	collection expenses increased by Rp.85.2 billion to Rp.359.0 billion, an increase of 31.1%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, but also reflecting higher fees charged by third party collection agents used in some regional divisions;

•	travel expenses increased by Rp.47.9 billion, or 33.1%, to Rp.192.6 billion in 2004, primarily due to an increase in domestic travel cost by Rp.35.2 billion;

•	security and screening expenses increased by Rp.33.6 billion, or 30.5%, to Rp.143.9 billion in 2004, primarily due to an increase in the salary of security guards by Rp.29.3 billion;

•	provision for doubtful accounts and inventory obsolescence increased by Rp.31.3 billion, or 9.6%, to Rp.357.7 billion in 2004, primarily due to an increase in TELKOM and Telkomsel customer defaults as subscriber numbers increased; and

•	printing and stationery expenses increased by Rp.30.5 billion, or 60.4%, to Rp.81.0 billion in 2004, primarily due to an increase in printing and photocopy expenses by Rp.20.0 billion, as well as an increase in stationery expenses by Rp.10.0 billion.
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
Operating Income and Operating Margin
      As a result of the foregoing, operating income increased by Rp.2,612.0 billion, or 21.8%, from Rp.11,975.9 billion in 2003 to Rp.14,587.9 billion in 2004. TELKOM’s operating margin decreased from 44.2% in 2003 to 43.0% in 2004 due to the higher growth of operating expenses (27.9%) compared to the growth of operating revenues (25.2%).
Other Income (Expenses)
      Other expenses increased by Rp.1,314.4 billion, or 250.8%, from Rp.524.1 billion in 2003 to Rp.1,838.5 billion in 2004. The increase in other expenses was primarily due to a significant loss on foreign exchange of Rp.1,220.8 billion in 2004 compared to a gain on foreign exchange of Rp.126.1 billion in 2003. In particular in 2004:

•	Gain (loss) on foreign exchange-net decreased by Rp.1,346.9 billion from a net gain of Rp.126.1 billion in 2003 to a net loss of Rp.1,220.8 billion in 2004, primarily due to depreciation of the Rupiah from Rp.8,440 to US$1.00 in December 2003 to Rp.9,290 to US$1.00 in December 2004, where a loss of Rp.342.1 billion resulted from liabilities of business acquisition of KSO IV due to the acquisition cost being denominated in US dollars;

•	Interest income decreased by Rp.48.1 billion, or 13.1%, from Rp.366.0 billion in 2003 to Rp.317.9 billion in 2004, primarily due to the decrease in floating interest rates for both Rupiah and U.S. Dollar-denominated deposits and the decrease in average balance of TELKOM’s time deposits from Rp.5,037.8 billion in 2003 to Rp.4,471.4 billion in 2004. See Note 5 to the consolidated financial statements; and

•	Others (net) decreased by Rp.33.2 billion, from Rp.364.3 billion in 2003 to Rp.331.1 billion in 2004. In 2004, the significant other income (net) included income from fines from late-paying subscribers of Rp.280.3 billion.
      Such increase in Other Expenses was partially offset a decrease in interest expense by Rp.113.3 billion, or 8.2%, from Rp.1,383.4 billion in 2003 to Rp.1,270.1 billion in 2004, reflecting primarily the decrease in floating interest rates for TELKOM’s Rupiah and U.S. Dollar-denominated debt in 2004.
      Other components did not contribute significantly to Other Income (Expenses) in 2004.
Income Before Tax and Pre-Tax Margin
      As a result of the foregoing, income before tax increased by Rp.1,297.6 billion, or 11.3%, from Rp.11,451.8 billion in 2003 to Rp.12,749.4 billion in 2004. Pre-tax margin decreased from 42.2% in 2003 to 37.6% in 2004.
Income Tax Expense
      Income tax expense increased by Rp.317.4 billion, or 8.2%, from Rp.3,861.1 billion in 2003 to Rp.4,178.5 billion in 2004. The effective tax rate slightly decreased from 33.7% of income before tax in 2003 to 32.8% of income before tax in 2004.
Minority Interest in Net Income of Subsidiaries
      Minority interest in the net income of subsidiaries increased by Rp.452.8 billion, or 30.1%, from Rp.1,503.5 billion in 2003 to Rp.1,956.3 billion in 2004. The increase was primarily due to the significant increase in the net income of Telkomsel for 2004.
Net Income
      As a result of the foregoing, net income increased by Rp.527.4 billion, or 8.7%, from Rp.6,087.2 billion in 2003 to Rp.6,614.6 billion in 2004. TELKOM’s net income margin decreased from 22.4% in 2003 to 19.5% in 2004. The higher net income resulted in an increase in basic earnings per share from Rp.302.0 in 2003 (after restatement to reflect a two-for-one stock split as resolved in the AGMS on July 30, 2004) to Rp.328.1 in 2004.
Equity
      Total shareholders’ equity increased by Rp.815.1 billion, or 4.7%, from Rp.17,312.9 billion in 2003 to Rp. 18,128.0 billion in 2004. The increase in total shareholders’ equity was primarily due to the increase in retained earnings from net income for the year 2004 of Rp.6,614.6 billion, partially offset by TELKOM’s cash dividends declared of Rp.3,187.0 billion (comprising cash dividends for 2003 of

Rp.3,043.6 billion approved at the 2004 AGMS and interim cash dividends declared in December 2004 of Rp.143.4 billion) and cumulative effect due to the change in method of accounting for employee benefits as of January 1, 2004 of Rp.2,618.7 billion (net of tax effect of Rp.600.1 billion). For the change in method of accounting for employee benefits, see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to TELKOM’s consolidated financial statements.
Retained Earnings.
      Appropriated and unappropriated retained earnings increased by Rp.808.9 billion, or 4.5%, from Rp.17,878.0 billion in 2003 to Rp.18,686.9 billion in 2004.
TELKOM’s Results of Operations by Segment
      TELKOM has three main business segments: fixed wireline, fixed wireless and cellular. Operating segments that do not individually represent more than 10% of TELKOM’s revenues are presented as “Other” and comprise the telephone directories and building management business. In 2005, a re-alignment of management responsibilities caused a change in segment reporting. The fixed wireless telecommunications services business segment is now presented as a separate segment. This change in segment has been reflected for all periods presented below. See Note 46 to TELKOM’s consolidated financial statements.

	Year Ended December 31,

		2004
	2003	(As restated*)	2005	2005

	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Fixed Wireline
Segment results
External operating revenues	15,905.1	18,860.8	19,637.4	1,997.7
Inter-segment operating revenues	71.9	4.3	305.4	31.1

Total revenues	15,977.0	18,865.1	19,942.8	2,028.8

Segment expense	(10,350.7)	(12,207.7)	(14,378.8)	(1,462.7)

Segment result	5,626.3	6,657.4	5,564.0	566.1

Depreciation and amortization	(3,090.4)	(3,568.2)	(4,006.2)	(407.6)
Amortization of goodwill and other intangible assets	(709.4)	(851.1)	(896.9)	(91.2)
Other non-cash expenses	(210.6)	(244.4)	(292.4)	(29.7)

*	The 2004 figures have been restated due to the adoption of PSAK 24R. See — “Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to TELKOM’s consolidated financial statements.

	Year Ended December 31,

		2004
	2003	(As restated*)	2005	2005

	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Fixed Wireless
Segment results
External operating revenues	163.4	575.4	1,449.7	147.5
Inter-segment operating revenues	50.7	(51.1)	(167.9)	(17.1)

Total revenues	214.1	524.3	1,281.8	130.4

Segment expense	(246.2)	(789.6)	(2,174.7)	(221.2)

Segment result	(32,.1)	(265.3)	(892.9)	(90.8)

Depreciation and amortization	(35.8)	(230.0)	(537.3)	(54.7)
Write-down of assets and loss on procurement commitments	—	—	(696.1)	(70.8)
Other non-cash expenses	—	—	(21.6)	(2.2)
Cellular
Segment results
External operating revenues	10,797.6	14,201.8	20,384.9	2,073.7
Inter-segment operating revenues	337.1	534.8	691.2	70.3

Total revenues	11,134.7	14,736.6	21,076.1	2,144.0

Segment expense	(4,802.3)	(6,757.2)	(8,775.0)	(892.7)

Segment result	6,332.4	7,979.4	12,301.1	1,251.3

Depreciation and amortization	(1,680.6)	(2,651.0)	(3,046.6)	(309.9)
Other non-cash expenses	(113.9)	(100.7)	(171.2)	(17.4)
Other
Segment results
External operating revenues	249.9	309.7	335.2	34.1
Inter-segment operating revenues	30.8	51.1	70.5	7.2

Total revenues	280.7	360.8	405.7	41.3

Segment expense	(275.5)	(320.7)	(328.2)	(33.4)

Segment result	5.2	40.1	77.5	7.9

Depreciation and amortization	(9.8)	(18.7)	(23.3)	(2.4)
Amortization of goodwill and other intangible assets	(21.3)	(21.3)	(21.3)	(2.2)
Other non-cash expenses	(4.3)	(5.3)	(4.8)	(0.5)

*	The 2004 figures have been restated due to the adoption of PSAK 24R. See — “Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to TELKOM’s consolidated financial statements.

Results of Segments
     Year ended December 31, 2005 compared to year ended December 31, 2004
     Fixed Wireline Segment
      Fixed wireline segment revenues increased by Rp.1,077.7 billion, or 5.7%, from Rp.18,865.1 billion in 2004 to Rp.19,942.8 billion in 2005. The increase in fixed wireline segment revenues was primarily due to an increase in fixed wireline’s interconnection revenues by Rp.1,377.0 billion, primarily due to increases in international call volumes and outgoing calls to cellular users, and data and internet revenues by Rp.329.3 billion, primarily due to an increase in Internet connection revenues from Telkomnet Instant and the broadband access services, partially offset by a decrease in fixed wireline’s voice revenues by Rp.862.5 billion, primarily due to a decrease in the call volumes.
      Fixed wireline segment expense increased by Rp.2,171.1 billion, or 17.8% from Rp.12,207.7 billion in 2004 to Rp.14,378.8 billion in 2005. The increase in fixed wireline segment expense was primarily due to an increase in personnel expenses by Rp.1,436.5 billion, or 34.1%, from Rp.4,212.1 billion in 2004 to Rp.5,648.6 billion in 2005. The increase in personnel expenses was caused by the increase in salaries and related benefits, vacation pay, incentives and other benefits primarily due to the implementation of a performance based remuneration system in July 2004 which resulted in increased base salary, allowances, incentives and bonuses. The increase in fixed wireline segment expense was also contributed by an increase of Rp.425.4 billion in depreciation expense, due primarily to a change in estimate of the remaining useful lives for WLL and approach link equipment. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses.”
     Fixed Wireless Segment
      Fixed wireless segment revenues increased by Rp.757.5 billion, or 144.5%, from Rp.524.3 billion in 2004 to Rp.1,281.8 billion in 2005. The increase in fixed wireless segment revenues was due to the increase in fixed wireless’s voice revenues by Rp.975.5 billion in line with a 184.2% growth in the number of subscribers for fixed wireless, from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005. This increase was partially offset by the decrease in fixed wireless interconnection revenues, resulting from a decrease in incoming and outgoing calls to and from cellular users.
      Fixed wireless segment expense increased by Rp.1,385.1 billion, or 175.4%, from Rp.789.6 billion in 2004 to Rp.2,174.7 billion in 2005. The increase in fixed wireless segment expense was primarily due to a write-down of assets of Rp.616.8 billion, loss on procurement commitments of Rp.79.4 billion and an increase in depreciation expense by Rp.307.3 billion, due primarily to an increase in TELKOM’s fixed wireless assets and a change in estimate of the remaining useful lives for the Jakarta and West Java BSS equipment. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses.”
     Cellular Segment
      Cellular segment revenues increased by Rp.6,339.5 billion, or 43.0%, from Rp.14,736.6 billion in 2004 to Rp.21,076.1 billion in 2005. The increase in cellular revenues was primarily due to the increase in cellular telephone revenues by Rp.4,149.6 billion as well as in cellular SMS revenues by Rp.1,656.8 billion in line with 49% growth in Telkomsel’s total cellular subscribers from 16,290,508 subscribers as of December 31, 2004 to 24,269,353 subscribers as of December 31, 2005.
      Cellular segment expense increased by Rp.2,017.8 billion, or 29.9%, from Rp.6,757.2 billion in 2004 to Rp.8,775.0 billion in 2005. The increase in cellular segment expense was primarily due to increases in operations, maintenance and telecommunications services expenses and depreciation expense by Rp.1,116.5 billion and Rp.395.6 billion, respectively, in line with the growth in Telkomsel’s overall capacity from 17.9 million subscribers as of December 31, 2004 to 26.2 million subscribers as of December 31, 2005 as well as the number of Telkomsel’s BTSs from 6,205 units as of December 31, 2004 to 9,895 units as of December 31, 2005.
     Other Segment
      Other segment revenues increased by Rp.44.9 billion, or 12,4%, from Rp.360.8 billion in 2004 to Rp.405.7 billion in 2005, due to the increase in Infomedia’s call center service revenue by Rp.43.1 billion.
      Other segment expense increased by Rp.7.5 billion, or 2.3%, from Rp.320.7 billion in 2004 to Rp.328.2 billion in 2005, primarily due to an increase in the printing costs of Infomedia.
     Year ended December 31, 2004 compared to year ended December 31, 2003
     Fixed Wireline Segment
      Fixed wireline segment revenues increased by Rp.2,888.1 billion, or 18.1%, from Rp, 15,977.0 billion in 2003 to Rp18,865.1 billion in 2004. The increase in fixed wireline segment revenues was primarily due to increases in fixed wireline’s voice, interconnection, and data and Internet revenues by Rp.1,234.2 billion, Rp.1,788.0 billion and Rp.355.4 billion, respectively, primarily due to the consolidation of KSO IV revenues following the acquisition of KSO IV in January 2004, an increase in fixed wireline tariffs in 2004 by a weighted average increase of 9% as well as the launch of TELKOM’s IDD service (TIC 007) in June 2004 and the increased usage volume of dial-up Internet, frame relay and VPN in Indonesia. The increase was partially offset by a decrease in KSO revenues by Rp.840.3 billion, primarily reflecting TELKOM’s share in distributable KSO IV revenues and TELKOM’s right to receive MTR that were no longer received by TELKOM following the acquisition of KSO IV.
      Fixed wireline segment expense increased by Rp.1,857.0 billion, or 17.9% from Rp.10,350.7 billion in 2003 to Rp.12,207.7 billion in 2004. The increase in fixed wireline segment expense was primarily due to an increase in personnel expenses, depreciation expense, operations, maintenance and telecommunications services expenses, and general and administration expenses by Rp.316.2 billion, Rp.487.8 billion, Rp.495.7 billion and Rp.406.5 billion, respectively, primarily due to the consolidation of KSO IV expenses in the consolidated financial statements following the acquisition of KSO IV in January 2004.
     Fixed Wireless Segment
      Fixed wireless segment revenues increased by Rp.310.2 billion, or 144.9%, from Rp.214.1 billion in 2003 to Rp.524.3 billion in 2004. The increase in fixed wireless segment revenues was primarily due to the increase in fixed wireless’s voice revenues by Rp.500.2 billion in line with a 439.8% growth in the number of subscribers and lines in service for fixed wireless, from 264,787 lines in service as of December 31, 2003 to 1,429,368 lines in service as of December 31, 2004. This increase was partially offset by the decrease in interconnection revenues by Rp.189.9 billion.
      Fixed wireless segment expense increased by Rp.543.4 billion, or 220.8%, from Rp.246.2 billion in 2003 to Rp.789.6 billion in 2004. The increase in fixed wireless segment expense was primarily due to increases in depreciation expense by Rp.194.2 billion and operations, maintenance and telecommunications services expenses by Rp.233.3 billion, in line with the increase in TELKOM’s fixed wireless assets due to TELKOM’s aggressive deployment of fixed wireless.
     Cellular Segment
      Cellular segment revenues increased by Rp.3,601.9 billion, or 32.3%, from Rp.11,134.7 billion in 2003 to Rp.14,736.6 billion in 2004. The increase in cellular revenues was primarily due to the increase in cellular telephone revenues by Rp.1,962.5 billion as well as cellular SMS revenues by

Rp.1,295.7 billion in line with a 70% growth in Telkomsel’s total cellular subscribers from 9,588,807 subscribers as of December 31, 2003 to 16,290,508 subscribers as of December 31, 2004.
      Cellular segment expense increased by Rp.1,954.9 billion, or 40.7% from Rp.4,802.3 billion in 2003 to Rp.6,757.2 billion in 2004. The increase in cellular segment expense was primarily due to the increase in depreciation expense by Rp.970.4 billion and in operations, maintenance and telecommunications services expenses by Rp.629.4 billion, in line with the growth of Telkomsel’s overall capacity from 10.8 million subscribers as of December 31, 2003 to 17.9 million subscribers as of December 31, 2004 as well as the number of Telkomsel’s BTSs from 4,820 units as of December 31, 2003 to 6,205 units as of December 31, 2004.
Other Segment
      Other Segment revenues increased by Rp.80.1 billion, or 28.5%, from Rp.280.7 billion in 2003 to Rp.360.8 billion in 2004. The increase in other segment revenues was primarily due to the increase in Informedia’s directory assistance service revenues by Rp.64.5 billion.
      Other segment expense increased by Rp.45.2 billion, or 16.4%, from Rp.275.5 billion in 2003 to Rp.320.7 billion in 2004. The increase in other segment expense was primarily due to the increase in Infomedia’s personnel expenses, marketing expenses and general and administration expenses by Rp.16.0 billion, Rp.11.2 billion and Rp.7.6 billion, respectively.
Reconciliation to U.S. GAAP
      TELKOM prepares its consolidated financial statements in accordance with Indonesian GAAP and prepares a reconciliation of consolidated net income and stockholders’ equity in accordance with U.S. GAAP pursuant to the requirements of the U.S. Securities and Exchange Commission. The following table sets out consolidated net income for the years ended and consolidated stockholders’ equity as of December 31, 2003, 2004 and 2005 in accordance with Indonesian GAAP and U.S. GAAP:

	Year Ended December 31,

		2004
	2003	(As restated)(1)	2005	2005

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net income in accordance with
Indonesian GAAP	6,087.2	6,614.6	7,993.6	813.2
U.S. GAAP	5,790.6	6,468.6	7,840.1	797.6

	Year Ended December 31,

		2004
	2003	(As restated)(2)	2005	2005

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Stockholders’ equity in accordance with
Indonesian GAAP	17,312.9	18,128.0	23,292.4	2,369.5
U.S. GAAP	16,284.7	19,570.9	24,568.5	2,499.3

(1)	Net income for the year ended December 31, 2004 under Indonesian GAAP has been restated due to the adoption of PSAK 24R (see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to the Company’s consolidated financial statements).
(2)	Equity as of December 31, 2004 under Indonesian GAAP has been restated due to the adoption of PSAK 24R (see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to the Company’s consolidated financial statements).

Summary of Significant Differences Between Indonesian GAAP and U.S. GAAP
      The Company’s consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. The significant differences are summarized below and are described in Note 54 to the Company’s consolidated financial statements.
      The Company’s consolidated financial statements prepared in accordance with Indonesian GAAP as of and for the year ended December 31, 2004 and the related selected financial data for 2004 in its 2005 Annual Report on Form 20-F have been restated in connection with the adoption of PSAK 24R. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP” and Note 4a to the Company’s consolidated financial statements. While the restatement affected previously reported consolidated net income and stockholders’ equity under Indonesian GAAP, there was no net effect on consolidated net income and stockholders’ equity under U.S. GAAP as previously reported. However, certain reconciling line items in arriving at net income and stockholders’ equity under U.S. GAAP have been revised.

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
      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax due to termination benefits would have been Rp.671.0 billion lower in 2003 and no change in 2004 and 2005.
Foreign Exchange Differences Capitalized to Property under Construction
      Under Indonesian GAAP, the foreign exchange gains and losses resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.
      Under U.S. GAAP, foreign exchange gains and losses are charged to current operations. Consequently, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.76.8 billion higher in 2003, Rp.1.6 billion higher in 2004 and Rp.77.0 billion higher in 2005.
Interest Capitalized on Property under Construction
      Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e., minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.
      Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. Interest income arising from any unused borrowings is recognized directly to current operations.
      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.39.1 billion higher in 2003, Rp.26.8 billion higher in 2004 and Rp.23.8 billion higher in 2005.

Revenue-Sharing Arrangements
      Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.
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
      In connection with the different treatment of revenue-sharing arrangements under U.S. GAAP and Indonesian GAAP, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.23.2 billion higher in 2003, Rp.155.4 billion higher in 2004 and Rp.69.2 billion higher in 2005.
Employee Benefit Plans
      As of January 1, 2005, the Company adopted PSAK 24R in accounting for pension benefit cost, post-retirement health care benefit cost and long service award benefit cost for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions retrospectively as of January 1, 2004. Prior to 2004, there were no differences between Indonesian GAAP and U.S. GAAP with respect to the accounting for post-retirement health care benefit cost and long service award benefit cost. However, the differences with respect to pension benefit cost were as follows:

i.	Under Indonesian GAAP, the prior service cost attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees.

ii.	Under Indonesian GAAP, the Company amortized the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10 percent of the greater of projected benefit obligation or fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected average remaining service period.

iii.	Under Indonesian GAAP, recognition of a minimum liability is not required. Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.
      Starting in 2004, the differences between the Company’s accounting for pension benefit cost, post-retirement health care benefit cost and long service award benefit cost under Indonesian GAAP and U.S. GAAP are as follows:

i.	Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized over the vesting period. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees.

ii.	Different dates of implementation caused significant differences in cumulative unrecognized actuarial gains and losses. However, the cumulative unrecognized actuarial gains and losses under Indonesian GAAP is now recognized in a manner similar to U.S. GAAP.

iii.	Under Indonesian GAAP, the transition obligation was recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S. GAAP, the transition obligation is deferred and amortized systematically over the estimated remaining service period for active employees.

iv.	The difference between Indonesian GAAP and U.S. GAAP in connection with the recognition of minimum liability remains unchanged.
      As a result, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.109.3 billion lower in 2003, Rp.346.9 billion lower in 2004 and Rp.300.3 billion lower in 2005. See Note 54 to TELKOM’s consolidated financial statements.
Equity in Net Income or Loss of Associated Companies
      The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.
      For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of those associates.
      As a result, on a U.S. GAAP basis, the Company’s consolidated income before tax would have been Rp.0.2 billion lower in 2003, Rp.0.2 billion lower in 2004 and Rp.0.2 billion lower in 2005.
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
      As a result, the Company’s consolidated income before tax would have been Rp.10.2 billion lower in 2003, Rp.13.9 billion lower in 2004 and Rp.4.9 billion lower in 2005 under U.S. GAAP reporting.
Revenue Recognition
      Under Indonesian GAAP, revenue from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wireline services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is recognized when the Company sells the card.
      Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.53.2 billion lower in 2003, Rp.54.2 billion higher in 2004 and Rp.5.0 billion higher in 2005.

Goodwill
      Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.
      Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.21.3 billion higher in 2003, Rp.21.3 billion higher in 2004 and Rp.21.3 billion higher in 2005.
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
      Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the net present value of minimum lease payments are at least 90% of the fair value of the asset.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.6.9 billion higher in 2003, Rp.3.4 billion lower in 2004 and Rp.47.5 billion lower in 2005.
Acquisition of Dayamitra
      On May 17, 2001, the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.
      On December 14, 2004, the Company exercised the call option to acquire the remaining 9.68% interest in Dayamitra.
      Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that had been paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.
      The differences in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.24.5 billion lower in 2003, Rp.72.4 billion lower in 2004 and Rp.5.1 billion higher in 2005.
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
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.38.4 billion lower in 2003, and no change in 2004 and 2005.
Asset Retirement Obligations
      Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to current operations as incurred.
      Under U.S. GAAP, the estimated fair value of such obligations is accrued at the time of acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.
      Consequently, the Company’s consolidated income before tax under U.S. GAAP would have been Rp.0.8 billion lower in 2003, Rp.0.8 billion lower in 2004 and Rp.0.8 billion lower in 2005.
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
      Consequently, the Company’s consolidated net income under U.S. GAAP would have been Rp.119.5 billion higher in 2003, Rp.11.2 billion lower in 2004 and Rp.3.2 billion lower in 2005.
Impairment of Assets
      Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.
      Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. When an impairment loss is recognized, the adjusted carrying amount of fixed asset becomes its new cost basis and reversals of previously recognized impairment losses are prohibited.
      Through the year ended December 31, 2004, there were no impairment charges recognized by the Company. In 2005, the Company recognized impairment charges on BSS equipment which are part of transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets is less than the carrying amount of the assets and therefore, for U.S. GAAP reporting purposes, these assets have been written down to their estimated fair values based on discounted estimated future cash flows. The estimated fair values of the impaired assets determined under U.S. GAAP are the same as those determined under Indonesian GAAP; accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

Gain (loss) on Disposal of Property, Plant and Equipment
      Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expenses) which is excluded from determination of operating income.
      Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income.
      Consequently, the Company’s operating income under U.S. GAAP would have been Rp.182.9 billion higher in 2003, Rp.26.1 billion lower in 2004 and Rp.46.2 billion higher in 2005, and other income (expenses) would have been lower (higher) by the same amounts in each of 2003, 2004 and 2005, respectively, due to the inclusion of the gain (loss) on disposal of property, plant and equipment in the determination of operating income.

Reversal of Difference in Value of Restructuring Transactions Between Entities Under Common Control
      Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer exists as of January 1, 2005.
      Under U.S. GAAP, difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.

      The amounts included in the reconciliation below show the income tax effects of the differences between Indonesian GAAP and U.S. GAAP as described above.
      A summary of the significant adjustments to consolidated net income for the years ended December 31, 2003, 2004 and 2005 and to consolidated stockholders’ equity as of December 31, 2004 and 2005 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

		2004
	2003	(As restated)	2005

	Rp. million	Rp. million	Rp. million
Net income according to the consolidated statements of income prepared under Indonesian GAAP(1)	6,087,227	6,614,568	7,993,566

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(670,981)	—	—
Capitalization of foreign exchange gains and losses, net of related depreciation of (Rp.76,756) million, (Rp.75,870) million and (Rp.77,010) million, respectively	76,756	1,587	77,010
Interest capitalized on property under construction, net of related depreciation of (Rp.8,787) million, (Rp.13,392) million and (Rp.17,275) million, respectively	39,077	26,802	23,825
Revenue-sharing arrangements	23,159	155,369	69,173
Pension	(109,334)	(148,517)	(104,877)
Post-retirement health care	—	(75,964)	(104,466)
Long service awards	—	(122,462)	(90,933)
Equity in net income (loss) of associated companies	(170)	(177)	(192)
Amortization of land rights	(10,212)	(13,907)	(4,881)
Revenue recognition	(53,226)	54,159	5,046
Goodwill	21,270	21,270	21,270
Capital leases	6,882	(3,435)	(47,524)
Adjustment for consolidation of Dayamitra	(24,476)	(72,361)	5,084
Reversal of difference due to change of equity in associated companies	(38,425)	—	—
Asset retirement obligations	(848)	(848)	(848)
Deferred income tax:
Deferred income tax on equity method investments	119,456	(11,234)	(3,206)
Deferred income tax effect on U.S. GAAP adjustments	323,089	61,742	18,288

	(297,983)	(127,976)	(137,231)
Minority interest	1,396	(18,019)	(16,244)

Net adjustments	(296,587)	(145,995)	(153,475)

Net income in accordance with U.S. GAAP	5,790,640	6,468,573	7,840,091

Net income per share — in full Rupiah amount	287.23	320.86	388.89

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)	11,489.40	12,834.47	15,555.74

(1)	Net income for the year ended December 31, 2004 under Indonesian GAAP has been restated due to the adoption of PSAK 24R (see Note 4a to the consolidated financial statements).

	2004
	(As restated)	2005

	Rp. million	Rp. million
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP(2)	18,128,036	23,292,401

U.S. GAAP adjustments — increase (decrease) due to:
Capitalization of foreign exchange differences — net of related depreciation	(548,886)	(471,876)
Interest capitalized on property under construction — net of related depreciation	128,614	152,439
Revenue-sharing arrangements	(292,327)	(223,154)
Pension	1,973,837	1,851,509
Post-retirement health care	1,142,561	1,038,095
Long service awards	(122,462)	(213,395)
Equity in net income (loss) of associated companies	(18,429)	(18,621)
Amortization of land rights	(79,118)	(83,999)
Revenue recognition	(714,389)	(709,343)
Goodwill	63,809	85,079
Capital leases	17,688	(29,836)
Adjustment for consolidation of Dayamitra	(61,728)	(56,644)
Asset retirement obligations	(1,696)	(2,544)
Deferred income tax:
Deferred income tax on equity method investments	39,343	35,040
Deferred income tax effect on U.S. GAAP adjustments	(89,704)	(66,182)

	1,437,113	1,286,568
Minority interest	5,763	(10,481)

Net adjustments	1,442,876	1,276,087

Stockholders’ equity in accordance with U.S. GAAP	19,570,912	24,568,488

(2)	Stockholders’ equity as of December 31, 2004 under Indonesian GAAP has been restated due to the adoption of PSAK 24R (see Note 4a to the consolidated financial statements).
B.     Liquidity and Capital Resources
      TELKOM expects to have substantial liquidity and capital resources requirements in the short and long term as it continues to develop and expand its existing businesses, including entering into new businesses. TELKOM expects that these expenditures will be important factors in preparing to face tight competition as the Indonesian telecommunications market has been deregulated and maintaining its current position as the leading Indonesian telecommunications and full-service network provider.
      TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:

•	capital expenditures for existing and new network and backbone infrastructure, including a backbone transmission network on Ring JASUKA (Jawa, Sumatra and Kalimantan), Submarine Cable JDM (Jember-Denpasar-Mataram), the expansion of TELKOM’s CDMA wireless access networks, the expansion of Submarine Cable SUB (Surabaya-UjungPandang-Banjarmasin), an additional ground satellite segment in Jakarta, fiber optic transmission network Medan-Padang, softswitch development, the installation and upgrading of fixed lines and increased capacity in its mobile cellular service conducted through Telkomsel (see “— Capital Expenditures”);

•	debt service requirements relating to existing indebtedness, including two-step loans, its short-term loan with Bank Central Asia and Bank Niaga, and its medium-term notes of Rp.610 billion, IDR bonds of Rp.1 trillion, loan facility from Bank Central Asia in relation to the construction of Sumatera backbone network, loan from a consortium of banks for the Regional Division V junction project, loans from Citibank N.A. through its Hermes Export facility, High Performance Backbone facility and EKN-Backed facility and a loan from the Export and Import Bank of Korea in connection with the CDMA project and loan facilities of Rp.40,000 million and Rp.2,500 million from Bank Mandiri;

•	installment payments of the purchase price for shares of AriaWest which are expected to be fully paid by January 31, 2009;

•	payments of contribution to TELKOM’s defined benefit pension plan and post-retirement health care plan;

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, commencing February 2004 and terminating in 2010; and

•	payment of call option price through monthly payment beginning in December 2004 and ending March 2006 relating to the acquisition of 9.68% shares of Dayamitra.

      Liquidity and capital resources will also be required for TELKOM to change its current DLD access code as a result of the end of TELKOM’s exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and costs for customer education and marketing. TELKOM will be required to fully implement this change in its DLD access code by April 1, 2010. See Item 4. “Information on the Company — B. Business Overview — Regulations — DLD and IDD Services.”
      In addition, liquidity and capital resources will be required for the share repurchase plan. See Item 7. “Major Stockholders and Related Party Transactions — A. Major stockholders — General.”
      Primary sources of financing available to TELKOM consist of: (i) cash flow from operating activities; (ii) financing from bonds issuance; (iii) financing from banks or export credit agencies (including financing procured by vendors); and (iv) deferred vendor payment arrangements.
      TELKOM believes that these sources of financing will be sufficient to fund planned capital expenditures, anticipated working capital needs and likely contractual obligations and commitments in the short and long term. Nonetheless, if global or Indonesian economic conditions worsen or do not improve, competition or product substitution accelerates beyond current expectations or the value of the Rupiah depreciates significantly against the U.S. Dollar, TELKOM’s net cash flow from operating activities may decrease and the amount of required capital expenditures in Rupiah terms may increase, any of which may negatively impact its liquidity.
      TELKOM manages the liquidity for all of its businesses, including KSOs controlled by TELKOM, on a total group basis. However, Telkomsel manages its own liquidity and accesses capital resources, independently of TELKOM.
      With regard to Telkomsel, its management expects to continue focusing on enhancing and expanding Telkomsel’s network capacity and infrastructure. It is expected that these expenditures will allow Telkomsel to maintain its position as the leading provider of mobile cellular services in Indonesia in an increasingly competitive market for such services. In recent years, Telkomsel’s primary source of financing has been cash flow from operating activities. Telkomsel’s management believes that Telkomsel will continue to generate sufficient cash flow from its operating activities to fund planned capital expenditures in the short and long term.

     Defaults and Waivers of Defaults under our Debt Facilities
      In 2005 we were in breach of certain covenants in our High Performance Backbone debt facilities from Citibank and Bank Central Asia (BCA), and the indenture in connection with our IDR bonds of Rp.1 trillion which require us not to make any loans to or for the benefit of any person which in the aggregate exceed a certain amount. We have obtained written waivers from Citibank International plc, acting as agent for lenders under the relevant facility agreements, BCA and PT Bank Rakyat Indonesia Tbk.(BRI), acting as trustee of the IDR bonds.
Net Cash Flows
      The following table sets forth information concerning TELKOM’s consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements, except for foreign exchange convenience translations (see “— Basis of Presentation — Foreign Exchange Translations”):

	Year Ended December 31,

	2003	2004	2005	2005

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net cash flows:
from operating activities	12,852.5	16,051.5	21,102.7	2,146.8
from investing activities	(7,305.9)	(9,598.1)	(12,212.7)	(1,242.4)
from financing activities	(6,177.4)	(6,904.9)	(8,339.4)	(848.4)
Change in cash and cash equivalents	(630.8)	(451.5)	550.6	56.0
Effect of foreign exchange changes on cash and cash equivalents	26.2	213.1	(32.0)	(3.3)
Cash and cash equivalents, beginning of year	5,699.1	5,094.5	4,856.1	494.0
Cash and cash equivalents, end of year	5,094.5	4,856.1	5,374.7	546.7
     Net Cash Flows from Operating Activities
      TELKOM’s primary source of liquidity in recent years was cash flows from operating activities and from financing activities. Net cash flows from operating activities totaled Rp.12,852.5 billion in 2003, Rp.16,051.5 billion in 2004 and Rp.21,102.7 billion (US$2,146.8 million) in 2005. In 2004, the growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of an increase in data and Internet revenues, the expansion of TELKOM’s fixed line business as well as the acquisition of KSO IV, growth in its mobile cellular business conducted through Telkomsel and higher interconnection revenues from mobile cellular operators. In 2005, the growth in operating cash flows principally resulted from higher cash receipts from operating revenues as a result of growth in its mobile cellular business conducted through Telkomsel, higher interconnection revenues from mobile cellular operators and IDD operators and its IDD service business (TIC-007), and higher data and Internet revenues due to increased SMS, data communication and broadband Internet access network usage.
     Year ended December 31, 2005 compared to year ended December 31, 2004.
      In 2005 compared to 2004, net cash flows from operating activities increased by Rp.5,051.2 billion, or 31.5%, primarily due to:

•	an increase of Rp.4,327.7 billion, or 41.2%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	an increase of Rp.1,636.9 billion, or 28.4%, in cash receipts from interconnection services, primarily due to an increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	an increase of Rp.1,978.8 billion, or 39.8%, in cash receipts from data and Internet primarily due to increases in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
      This increase was partially offset by:

•	an increase of Rp.2,684.1 billion, or 21.9%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization, write-down of assets and loss on procurement commitments).
     Year ended December 31, 2004 compared to year ended December 31, 2003.
      In 2004 compared to 2003, net cash flows from operating activities increased by Rp.3,199.0 billion, or 24.9%, primarily due to:

•	an increase of Rp.2,760.2 billion, or 124.7%, in cash receipts from data and Internet services, particularly from greater SMS usage by Telkomsel subscribers;

•	an increase of Rp.1,882.6 billion, or 23.0%, in cash receipts from fixed lines telephone services, primarily from the increase in the number of subscribers for fixed wireline and fixed wireless services, as well as from the acquisition of KSO IV;

•	an increase of Rp.1,562.6 billion, or 37.2%, in cash receipts from interconnection, primarily due to an increase in interconnection fees collected from mobile cellular operators; and

•	an increase of Rp.1,572.3 billion, or 17.6%, in cash receipts from cellular, due to growth in mobile cellular business conducted through Telkomsel.
      This increase was partially offset by:

•	an increase of Rp.3,408.8 billion, or 38.5%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization); and

•	a decrease of Rp.648.1 billion, or 54.2%, in cash receipts from joint operation schemes, primarily due to the acquisition of KSO IV.
Net Cash Flows from Investing Activities
      Net cash flows used in investing activities totaled Rp.7,305.9 billion, Rp.9,598.1 billion and Rp.12,212.7 billion (US$1,242.4 million) in 2003, 2004 and 2005, respectively. In 2003, 2004 and 2005, the net cash used in investing activities were primarily used for capital expenditures.
      Apart from cash on hand and cash in banks, TELKOM invests the majority of its excess cash from time to time in time deposits. Since May 14, 2004, TELKOM also has been investing a part of its excess cash in Rupiah-based mutual funds. At December 31, 2005, Rp.159.9 billion of time deposit had a maturity greater than three months and Rp.22 billion (US$2.2 million) of mutual funds were outstanding.
     Year ended December 31, 2005 compared to year ended December 31, 2004.
      In 2005 compared to 2004, net cash flows used in investment activities increased by Rp.2,614.6 billion, or 27.2%, primarily due to:

•	an increase of Rp.3,538.1 billion, or 41.3%, in the acquisition of property, plant and equipment, primarily due to an additional installation of transmission stations, earth stations and equipment, cable network and an investment in data processing equipment.
      This increase was partially offset by a decrease of Rp.851.2 billion, or 80%, in cash payments for advances for the purchase of property, plant and equipment.

     Year ended December 31, 2004 compared to year ended December 31, 2003.
      In 2004 compared to 2003, net cash flows used in investment activities increased by Rp.2,292.2 billion, or 31.4%, primarily due to:

•	a decrease of Rp.1,609.9 billion, or 84.9%, in the cash proceeds from sale of temporary investments and the maturity of time deposits; and

•	an increase of Rp.1,063.4 billion for payments of advances for the purchase of property, plant and equipment.
Net Cash Flows from Financing Activities
      Net cash flows used in financing activities totaled Rp.6,177.4 billion, Rp.6,904.9 billion and Rp.8,339.4 billion (US$848.4 million) in 2003, 2004 and 2005, respectively. In all three years, net cash flows from financing activities were driven primarily by repayments of outstanding indebtedness and by payments of cash dividends. In 2005, cash flow used in financing activities increased by Rp.1,434.5 billion, or 20.8%, primarily resulting from a 148.3% increase in payments of cash dividends to minority shareholders of subsidiaries to Rp.1,694.3 billion, a 193.6% decrease in proceeds from short-term borrowings (net of repayments) from net proceeds of Rp.1,062.2 billion in 2004 to net repayments of Rp.994.7 billion in 2005, and a 76.1% decrease in proceeds from long-term borrowings to Rp.570.0 billion. This increase was partially offset by a decrease of Rp.4,011.0 billion in repayments of long-term borrowings.
     Repayments of Current Indebtedness.
      At December 31, 2003, 2004 and 2005, approximately 89.2%, 72.7% and 72.7%, respectively, of TELKOM’s current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the U.S. Dollar, such that the Rupiah amount of TELKOM’s cash flows used for the repayment of long-term liabilities was significantly affected by the depreciation of the Rupiah in 2004 and 2005, compared to the appreciation of the Rupiah in 2003.
      In 2003, 2004 and 2005, TELKOM made net repayments of current indebtedness for borrowed money of Rp.3,050.0 billion, Rp.7,601.6 billion and Rp.4,096.8 billion (US$416.8 million), respectively. Cash outflows in 2005 reflected payments for:

•	two-step loans of Rp.716.3 billion;

•	liabilities from business acquisitions of AriaWest and KSO IV of Rp.568.8 billion;

•	Rp.2,336.1 billion for payment of bank loans; and

•	Rp.475.6 billion for payment of medium-term notes and obligations under capital leases.
     Payment of Cash Dividends.
      TELKOM paid cash dividends, as determined by the Company’s annual shareholder meeting, as follows:

	Dividend	Total Cash		Dividend
Date of AGMS	Year	Dividends		per Share(1)

		(Rp. billion)		(Rp.)
May 9, 2003	2002	3,338.1		331.16
July 30, 2004	2003	3,043.6		301.95
June 24, 2005	2004	3,064.6	(2)	152.01

(1)	Dividend per share for 2002 and 2003 were prior to the two-for-one stock split as resolved in the AGMS on July 30, 2004.

(2)	Including interim cash dividends distributed in December 2004 amounting to Rp.143.4 billion.

     In 2003, 2004 and 2005, the amount of cash dividends paid was effectively determined by the Government, which holds a majority of TELKOM’s issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM’s board of directors and the Government’s own funding needs in determining the portion of each year’s net income to be paid out as cash dividends.
      In 2003, 2004 and 2005, cash dividends paid to minority shareholders of subsidiaries amounted to Rp.402.0 billion, Rp.682.4 billion and Rp.1,694.3 billion, respectively, which primarily represented cash dividends paid to minority shareholders of Telkomsel.
     Escrow Accounts.
      In 2005, TELKOM recorded a net increase in escrow accounts of Rp.96.2 billion (US$9.8 million), primarily resulting from the funds deposited into the escrow accounts in connection with the payment of TELKOM’s obligations for the acquisition of the remaining 9.68% of the shares of Dayamitra. See Item 4. “Information on the Company — B. Business Overview — General — Joint Operation Scheme”.
Working Capital
      Net working capital, calculated as the difference between current assets and current liabilities, was Rp.(2,473.1) billion at December 31, 2004 and Rp.(3,208.6) billion (US$(326.4) million) at December 31, 2005. The decrease in net working capital was principally due to increases in trade accounts payable, taxes payable, accrued expenses and unearned income. These increases were partially offset by increases in cash and cash equivalent, trade accounts receivable, prepaid expenses and other current assets, and a decrease in short-term bank loans.
     Current Assets
      Current assets were Rp.9,203.9 billion at December 31, 2004 and Rp.10,304.6 billion (US$1,048.3 million) at December 31, 2005, reflecting an increase of Rp.1,100.7 billion, or 12.0%. The increase in current assets was primarily due to:

•	an increase of Rp.518.6 billion, or 10.7%, in cash and cash equivalents from Rp.4,856.1 billion in 2004 to Rp.5,374.7 billion in 2005;

•	an increase of Rp.149.8 billion, or 23.8%, in prepaid expenses from Rp.628.1 billion in 2004 to Rp.777.9 billion in 2005;

•	an increase of Rp.258.8 billion, or 7.8%, in trade accounts receivable from Rp.3,319.1 billion in 2004 to Rp.3,577.9 billion in 2005;

•	an increase of Rp.97.4 billion, or 174.6%, in other accounts receivable from Rp.55.8 billion in 2004 to Rp.153.2 billion in 2005; and

•	an increase of Rp.114.9 billion, or 257.6%, in other current assets from Rp.44.6 billion in 2004 to Rp.159.5 billion in 2005.
      These increases were partially offset by:

•	a decrease of Rp.58.3 billion, or 75.5%, in prepaid taxes from Rp.77.2 billion in 2004 to Rp.18.9 billion in 2005.
      At December 31, 2003, 2004 and 2005, approximately 19.4%, 22.3% and 17.8%, respectively, of TELKOM’s current assets were denominated in foreign currencies, principally the U.S. Dollar in 2003, the Euro and the U.S. Dollar in 2004 and the U.S. Dollar in 2005, such that the movements of Rupiah exchange rate against U.S. Dollar and Euro across these years would affect TELKOM’s current assets.

     Trade Accounts Receivable.
      Trade accounts receivable from related parties (net of allowance for doubtful accounts) increased by Rp.111.3 billion, or 26.6%, from Rp.419.1 billion as of December 31, 2004 to Rp.530.4 billion (US$54 million) at December 31, 2005. Trade accounts receivable from third parties (net of allowance for doubtful accounts) increased by Rp.147.5 billion, or 5.1%, from Rp.2,900.0 billion at December 31, 2004 to Rp.3,047.5 billion (US$310 million) at December 31, 2005, primarily due to an increase in trade accounts receivable from residential and business subscribers. In the case of trade accounts receivable from related parties, the increase was primarily due to an increase in trade accounts receivable from the government agencies.
      The allowance for doubtful accounts for trade accounts receivable from related parties increased by Rp.19.4 billion, or 29.9%, from Rp.64.9 billion at December 31, 2004 to Rp.84.3 billion (US$8.6 million) at December 31, 2005, in line with the increase in the amount of accounts receivable from related parties.
      At December 31, 2005 compared to December 31, 2004, the allowance for doubtful accounts for trade receivables from third parties increased by Rp.144.3 billion, or 31.6%, from Rp.457.1 billion to Rp.601.4 billion (US$61.2 million), in line with the increase in the amount of accounts receivable from third parties.
     Other Current Assets.
      At December 31, 2005, Rp.159.5 billion (US$16.2 million) of TELKOM’s time deposits with maturity of less than one year were restricted for security interests for bank guarantees.
Current Liabilities
      Current liabilities were Rp.11,677.0 billion at December 31, 2004 and Rp.13,513.2 billion (US$1,374.7 million) at December 31, 2005, reflecting an increase of Rp.1,836.2 billion, or 15.7%. The increase in current liabilities primarily arose from increases in the following: (a) trade accounts payable; (b) taxes payable; (c) accrued expenses; and (d) unearned income.
      At December 31, 2003, 2004 and 2005, approximately 42.5%, 31.6% and 31.4%, respectively, of TELKOM’s current liabilities were denominated in foreign currencies, principally the U.S. Dollar, such that the movement of Rupiah exchange rate against U.S. Dollar across these years significantly affected TELKOM’s current liabilities.
     Current Maturities of Long-term Liabilities.
      Current maturities of long-term liabilities decreased by Rp.73.9 billion, or 3.2%, from Rp.2,300.8 billion at December 31, 2004 to Rp.2,226.9 billion (US$226.5 million) at December 31, 2005. This decrease was primarily due to the decreases in current maturities of the two-step loans and TELKOM’s medium-term notes, which decrease was partially offset by increases in current maturities of bank loans and liabilities of business acquisitions.
     Accrued Expenses.
      Accrued expenses increased by Rp.469.8 billion, or 44.7%, from Rp.1,051.4 billion at December 31, 2004 to Rp.1,521.2 billion (US$154.8 million) at December 31, 2005. The increase was primarily due to an increase of Rp.201.5 billion, or 83.1%, in accruals for general, administrative and marketing expenses from Rp.242.6 billion at December 31, 2004 to Rp.444.1 billion at December 31, 2005, an increase of Rp.131.2 billion, or 40.8%, in accrued salaries and benefits from Rp.321.2 billion at December 31, 2004 to Rp.452.4 billion at December 31, 2005, and an increase of Rp.86.8 billion, or 26.7% in accruals for operations, maintenance and telecommunication services expenses from Rp.324.3 billion at December 31, 2004 to Rp.411.1 billion at December 31, 2005.

Indebtedness
      Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities and short-term bank loans) at December 31, 2003, 2004 and 2005, was as follows:

	At December 31,

	2003	2004	2005	2005

		(Rp. in billion)		(US$ in million)
Indonesian Rupiah(1)	4,485.1	4,550.0	4,009.0	407.8
U.S. Dollar(2),(3)	8,562.2	9,904.2	7,993.9	812.8
Japanese Yen(4)	1,377.7	1,512.4	1,302.6	132.5
EURO(5)	890.7	649.7	427.7	43.5

Total	15,315.7	16,616.3	13,733.2	1,396.6

(1)	Amounts at December 31, 2005 include debt issuance costs for medium-term notes of Rp.0.7 billion. In addition for 2003, 2004 and 2005, amounts also include bond issuance costs for TELKOM bonds of Rp.18.7 billion, Rp.13.4 billion and Rp.8.15 billion.
(2)	Amounts at December 31, 2003, 2004 and 2005 translated into Rupiah at Rp.8,450, Rp.9,300 and Rp.9,835 = US$1, respectively, being the Reuters sell rates for U.S. Dollars at each of those dates.
(3)	Amounts at December 31, 2003 include imputed interest on liabilities of business acquisitions relating to Pramindo and AriaWest of US$9.5 million (Rp.80.2 billion) and US$14.5 million (Rp.122.4 billion), respectively. Amounts at December 31, 2004 include imputed interest on liabilities of business acquisitions relating to AriaWest, the remaining 9.68% interest in Dayamitra and KSO IV in the amount of US$9.7 million (Rp.90.2 billion), US$1.3 million (Rp.11.9 billion) and US$101.0 million (Rp.938.7 billion), respectively. Amounts at December 31, 2005 included imputed interest on liabilities of business acquisitions relating to Aria West, the remaining 9.68% interest in Dayamitra and KSO IV of US$5.8 million (Rp.57.3 billion), US$0.3 million (Rp.2.5 billion) and US$72.9 million (Rp.717.1 billion), respectively, being imputed interest on installment payments of the foregoing liabilities.
(4)	Amounts at December 31, 2003, 2004 and 2005 translated into Rupiah at Rp.79.05, Rp.90.6 and Rp.83.89 = Yen 1, respectively, being the prevailing exchange rates for buying Yen at each of those dates.
(5)	Amounts at December 31, 2003, 2004 and 2005 translated into Rupiah at Rp.10,663.9, Rp.12,666.9 and Rp.11,651.5 = EURO 1, respectively, being the prevailing exchange rate for buying Euros at each of those dates.
     Of total indebtedness at December 31, 2005, Rp.2,400.7 billion, Rp.3,407.2 billion and Rp.7,925.3 billion were scheduled for repayments in 2006, 2007 and 2008-2024, respectively. Of these amounts, Telkomsel was scheduled to repay Rp.493.3 billion in 2006, Rp.323.3 billion in 2007 and Rp.180.7 billion in 2008. Further, Rp.14.3 billion was to be repaid by Dayamitra in 2006. Infomedia was scheduled to repay Rp.4.7 billion, Rp.3.4 billion and Rp.2.3 billion in 2006, 2007 and 2008, respectively.
      TELKOM expects scheduled repayments of indebtedness to be financed primarily from net cash flows from operating activities and re-financing by TELKOM, Telkomsel and Dayamitra, respectively.
      At December 31, 2005, approximately 53.01% of TELKOM’s Rupiah-denominated indebtedness and approximately 24.38% of its U.S. Dollar-denominated indebtedness bore interest at floating rates. TELKOM’s Rupiah-denominated floating rate indebtedness bore interest rates between 8.54% and 13.27%, with rates generally based on interest rates on three-month Certificates of Bank Indonesia (SBI) plus a margin of 1.0%. The weighted average interest rate on Rupiah-denominated floating rate indebtedness at December 31, 2005 was 9.17%. TELKOM’s U.S. Dollar-denominated floating rate indebtedness was subject to interest rates between 4.02% and 5.31%, with rates generally based on floating interest rates offered by the lenders or LIBOR plus a margin of between 0.5% and 0.75%. The weighted average interest rate on U.S. Dollar-denominated floating rate indebtedness at December 31, 2005 was 5.03%. TELKOM’s Rupiah-denominated fixed rate indebtedness at that date bore a weighted average interest rate of 15.29%, while its U.S. Dollar-denominated fixed rate indebtedness bore a weighted average interest rate of 5.70%. All of TELKOM’s Japanese Yen-denominated indebtedness was fixed rate and bore a weighted average interest rate at December 31, 2005 of 3.11%.
      At December 31, 2005, TELKOM had the following outstanding significant indebtedness:

•	Rp.5,329.5 billion (US$542.2 million) (including current maturities) in two-step loans through the Government;

•	Rp.991.9 billion (US$100.9 million) (after bond issuance costs) IDR bonds issued by TELKOM;

•	Rp.693.7 billion (US$70.6 million) (including current maturities) in acquisition indebtedness relating to TELKOM’s acquisition of 100% equity interest in AriaWest (after discount);

•	Rp.3,151.3 billion (US$320.6 million) representing the present value of fixed monthly payments to be paid to MGTI in respect of the acquisition of KSO IV;

•	Rp.609.3 billion (US$62.0 million) medium-term notes (net of debt issuance costs) issued by TELKOM;

•	Rp.1,156.3 billion (US$117.6 million) in project financing from the Export and Import Bank of Korea in connection with the CDMA Project;

•	Rp.301.0 billion (US$30.6 million) loan for the Sumatera backbone network; and

•	Rp.827.3 billion (US$84.2 million) (including current maturities) of Telkomsel’s loan from Citibank International plc through its Hermes Export facility (Rp.427.7 billion) and EKN-Backed facility (Rp.399.6 billion).

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
      At December 31, 2005, TELKOM’s outstanding principal indebtedness under the two-step loans totaled Rp.5,329.5 billion (US$542.2 million), of which US$227.0 million (Rp.2,232.7 billion) was denominated in U.S. Dollars and ¥15,527.6 million (Rp.1,302.6 billion) was denominated in Japanese Yen. As of December 31, 2005, TELKOM has used all facilities of two-step loans and the draw period for the two-step loan has expired.
      Two-step loans bear fixed or floating rates. Floating rates are determined by reference to interest rates on the average of 3-month Certificates of Bank Indonesia (SBI) during the six months preceding the installment due date plus 1.0% per annum or the interest rate offered by lenders plus 5.25% for two-step loans which are payable in Rupiah and the interest rate offered by offshore lenders plus 0.5% for two-step loans which are payable in foreign currencies. Repayments of principal are due on the loans at various dates through 2024. For the years 2006 through 2010, aggregate scheduled repayments of principal range from Rp.418.0 billion to Rp.569.3 billion per year and average Rp.476.3 billion per year.
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
      As of December 31, 2005, the Company was in compliance with the above covenants.

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

TELKOM had never previously borrowed directly from a commercial bank to finance capital expenditures. As of December 31, 2005, there was no outstanding amount under these facilities.
      On April 10, 2002, TELKOM borrowed US$51.4 million and Rp.173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone in Sumatera. Citibank loans, which were supported by an export credit guarantee of Hermes Kreditversicherungs AG and Istituto per I Servizi Assicurativi del Commercio Estero (“SACE” Italy), bear interest rate at a rate equal to 6-month LIBOR plus 0.75% and fixed interest rate of 4.14%, respectively. Bank Central Asia loan bears interest at 4.35% plus the 3-month time deposit rate. As of December 31, 2005, the outstanding amounts under these facilities were US$21.9 million and Rp.86.1 billion.
      On June 21, 2002, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acted as facility agent for Rp.150 billion to fund the development of the regional junction Regional Division V project. The lenders charged interest at the rate of 19.5% for the first year and at the average 3-month deposit rate plus 4% for the remaining years. A substantial portion of these loans were supported by export credit agency guarantees procured by the equipment vendors for the project. As of December 31, 2005, the outstanding amount under these facilities were Rp.74.89 billion.
      On August 27, 2003 TELKOM entered into a Loan Agreement with The Export-Import Bank of Korea for approximately US$124.0 million, with a portion of the loan amount to be used by TELKOM to finance its obligations under the Master of Procurement Partnership Agreement (“MPPA”) it had entered into with a consortium led by Samsung Corporation. The loan bears interest, commitment and other fees totaling 5.68%. As of December 31, 2005, the outstanding amount under this facility was US$117.6 million.
      On December 20, 2004, TELKOM entered into a short-term debt financing arrangement with Hong Kong and Shanghai Banking Corporation in the amount of Rp.100.0 billion with interest rate at one-month Certificate of Bank Indonesia plus 1%, and US$49 million with interest rate at LIBOR plus 1.8%. This loan was fully repaid on October 14, 2005.
      On December 21, 2004, TELKOM entered into a US$65.0 million short-term loan facility agreement with ABN AMRO to be used for working capital purposes. The principal amount of US$30 million matured on March 31, 2005 and was repaid, and the principal amount of US$35 million matured on June 30, 2005 and was repaid. The loan bears interest at 3-month US Dollar LIBOR plus 2.5%.
      On December 3, 2004, Telkomsel entered into a short-term loan agreement with Bank Central Asia (BCA) for the total facility of Rp.170 billion. The loan bears interest at the 3-month Bank Indonesia Certificate plus 1% (13.09% as of December 31, 2005), payable in arrears. The principal outstanding as of December 31, 2005 was Rp.170.0 billion. The loan was fully repaid on February 1, 2006.

IDR Bond Issuance
      On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounting to Rp.1,000 billion. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. Net proceeds after bond issuance costs of Rp.19.2 billion amounted to Rp.980.8 billion.
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

      TELKOM also covenanted in the bonds indenture that during the periods the bonds are outstanding, TELKOM would not make any loans to or for the benefit of any person which in the aggregate exceed Rp.500 billion. In 2005, TELKOM breached this covenant. As of March 24, 2006, TELKOM had obtained a written waiver from PT Bank Rakyat Indonesia Tbk., the trustee of the bonds, which allows TELKOM to provide loans to certain subsidiaries in an amount which in the aggregate exceeds Rp.500 billion. See “— B. Liquidity and Capital Resources — Defaults and Waivers of Defaults under our Debt Facilities”.

Medium-Term Notes
      On December 13, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp.1.125 trillion in four series, pursuant to a Medium-Term Notes Issuance Agreement dated December 13, 2004. Series A and Series B have matured and have been repaid as of December 31, 2005. Series C is in the principal amount of Rp.145 billion, matures on June 15, 2006 and bears interest at the rate of 8.2% per annum, and Series D is in the principal amount of Rp.465 billion, matures on June 15, 2007 and bears interest at the rate of 9.4% per annum. Interest on the outstanding MTN is payable on June 15, 2006, December 15, 2006 and June 15, 2007. Scheduled interest payments have been made on their due dates as of the date of this Annual Report. The MTN were offered at their principal amounts.
      Under the terms and conditions of the MTN, TELKOM cannot, without prior approval of holders of a majority of the outstanding principal amount of the MTN, take certain actions, including (i) encumber, pledge or charge any part of its assets, with certain exceptions; (ii) provide, or to cause its subsidiaries to provide, any corporate guarantee to any third party, except corporate guarantees relating to the obligations of its subsidiaries, for the purpose of tendering or acquiring assets through export credit; (iii) merge or consolidate with other companies which results in a material adverse effect to the operations and financial condition of TELKOM; and (iv) dispose of assets which are in aggregate more than 5% of TELKOM’s net fixed assets.
      TELKOM is required at the end of each calendar quarter during the life of the MTN to maintain certain financial ratios, namely: (i) debt service coverage ratio of not less than 1.5 to 1; (ii) debt to equity ratio of not more than 2 to 1; and (iii) debt to EBITDA ratio of not more than 3 to 1. As of the date of this Annual Report, TELKOM is in compliance with these ratios.

Acquisition Indebtedness and Option Purchase Price

Dayamitra
      On December 14, 2004, TELKOM exercised the option to buy the remaining 9.68% shares owned by TM Communication in Dayamitra to complete its 100% acquisition of Dayamitra. Payment for the shares in the amount of US$16.2 million will be made on March 26, 2006 through an escrow account in Citibank Singapore. TELKOM has been making monthly payments of US$787,390 to the escrow account starting from December 26, 2004, which will end on March 26, 2006. TELKOM issued a non-transferable promissory note to TM Communications as a guarantee to buy the shares on March 26, 2006, during which TM Communications will concurrently transfer the 9.68% share certificate of Dayamitra to TELKOM. As a result, TELKOM currently controls 100% of Dayamitra.

AriaWest
      On July 31, 2003, TELKOM acquired all the shares of AriaWest. As a result of the acquisition, TELKOM owes the former shareholders of AriaWest US$109.1 million, which is being repaid in ten semi-annual installments from July 31, 2004 through January 31, 2009. As of December 31, 2005, the amount payable to AriaWest’s former shareholders, before unamortized discount, totaled US$76.4 million.

KSO IV
      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. For details, see Item 4. “Information on the Company — B. Business Overview — General — Joint Operation Scheme”.
      At December 31, 2005, the remaining monthly payments to be made by TELKOM to MGTI, before unamortized discount, amounted to US$393.3 million (Rp.3,868.4 billion).

Sumatera High Performance Backbone Network
      On April 10, 2002, TELKOM entered into four term loan facilities to finance the construction of the Sumatera high performance backbone network. These four facilities were entered into with (i) Bank Central Asia, for Rp.173 billion; (ii) Citibank, N.A., for US$6.95 million; (iii) Citibank International plc as agent for certain lenders under a syndicated loan, for US$23.40 million (supported by an export credit guarantee of Hermes Kreditversicherungs AG); and (iv) Citibank International plc as agent for certain lenders under a syndicated loan, for US$21.00 million (supported by an export credit guarantee of Istituto per I Servizi Assicurativi del Commercio Estero). As of December 31, 2005, all of these facilities have been fully or partially utilized, with the US$6.95 million loan to Citibank, N.A. being fully repaid in May 2003.
      Under the facility with Bank Central Asia, TELKOM is required at the end of each calendar quarter during the life of the facility to maintain certain financial ratios, namely: (i) debt to EBITDA ratio of not more than 3 to 1; (ii) EBITDA to interest expense ratio of at least 4 to 1; and (iii) EBITDA to interest expense and principal ratio of at least 1.5 to 1. TELKOM also covenanted in this facility that TELKOM would not make any loans to or for the benefit of any person which in the aggregate exceed Rp.500 billion. In 2005, TELKOM breached this covenant. As of April 24, 2006, TELKOM had obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries, in an amount which in the aggregate exceeds Rp.500 billion . See “— B. Liquidity and Capital Resources — Defaults and Waivers of Defaults under our Debt Facilities.
      Under the other outstanding facilities, during the period when the subject loans are outstanding, TELKOM is required to maintain the following financial ratios:

(i) debt service coverage ratio of not less than 1.5 to 1; (ii) debt to equity ratio of not more than: (a) 3 to 1 for the period of April 10, 2002 to January 1, 2003, (b) 2.75 to 1 for the period of January 2, 2003 to January 1, 2004, (c) 2.5 to 1 for the period of January 2, 2004 to January 1, 2005 and (d) 2 to 1 for the period of January 2, 2005 to the full repayment date of the loans (iii) debt to EBITDA ratio of not more than: (a) 3.5 to 1 for the period from April 10, 2002 to January 1, 2004 (b) 3 to 1 for the period from January 2, 2004 to the full repayment date of the loans. TELKOM also covenanted in these facilities that TELKOM would not make any loans or grant any credit to or for the benefit of any person in an amount which in the aggregate exceeds 3% of TELKOM’s stockholders’ equity. In 2005, TELKOM breached this covenant. As of May 12, 2006, TELKOM had obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries, which in the aggregate exceed 3% of TELKOM’s stockholders’ equity. See “— B. Liquidity and Capital Resources — Defaults and Waivers of Defaults under our Debt Facilities.

Regional Division V Junction Project
      On June 21, 2002, TELKOM entered into a loan agreement with a consortium of banks for a Rp.400 billion facility in order to finance the Regional Division V junction project. The original loan was to be repaid in 14 quarterly installments starting from April 2004. The loan agreement was amended on April 4, 2003 to reduce the facility amount to Rp.150 billion and provide for repayments to be made in 14 quarterly installments starting on May 21, 2004. As of December 31, 2005, TELKOM had drawn down a total of Rp.148.9 billion of this loan. As of December 31, 2005, the outstanding amount of the loan was Rp.74.89 billion.

      Under this loan agreement, TELKOM is required at the end of each calendar quarter during the life of the facility to maintain certain financial ratios, namely: (i) debt to equity ratio of not more than 3 to 1; and (ii) EBITDA to interest expense ratio of not less than 5 to 1. As of the date of this Annual Report, TELKOM is in compliance with these ratios.

Telkomsel’s Indebtedness (including facilities)

Hermes Export Facility
      On December 2, 2002, pursuant to the Partnership Agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as Original Lender and Agent) providing a total facility of EUR 76.2 million divided into several tranches. The agreement was subsequently amended with the latest amendment on October 15, 2003, to reduce the facility amount to EUR 73.4 million. The interest rate on this facility is the aggregate of applicable margin, EURIBOR and “mandatory cost” incurred to comply with the requirements of foreign banking or financial regulatory agencies, if any, and is paid semi-annually, starting on the utilization date of the facility (May 29, 2003). Interest paid for the loan was at 2.96% and 3.33% per annum as of December 31, 2004 and 2005, respectively. As of December 31, 2005, total loans drawn from the facility amounted to EUR 73.4 million and the outstanding balance was EUR 36.7 million.

EKN-Backed Facility
      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility Agreement with Citibank International plc (as Original Lender and Agent) covering a total facility amount of US$70.5 million divided into several tranches. In December 2004, the agreement was amended to reduce the facility amount to US$68.9 million. The interest rate on the facility is based on the aggregate of the applicable margin, commercial interest reference rate and mandatory compliance cost, if any (i.e., 4.02% as of December 31, 2004 and 2005). Interest is paid semi-annually, starting on the date amounts are drawn (July 31, 2003). As of December 31, 2005, Telkomsel had drawn down US$68.95 million from this facility and the outstanding balance was US$40.65 million.
     Dayamitra’s Indebtedness
      As of December 31, 2005, Dayamitra had an indebtedness outstanding of Rp.14.3 billion (US$1.5 million), representing loan facilities from Bank Mandiri pursuant to the terms of loan agreements entered into on December 20, 2003. The loans are payable on a quarterly basis until the fourth quarter of 2006 and bear interest at 14% per annum.
Capital Expenditures
      At December 31, 2005, TELKOM (unconsolidated) incurred capital expenditures of Rp.3,367.8 billion (US$342.6 million), which was less than the Rp. 5,572.4 billion originally budgeted in its capital expenditure plan.
      TELKOM groups its capital expenditures into the following categories for planning purposes:

•	Infrastructure, which consists of the transmission network and backbone (including data backbone and fixed line network backbone infrastructure) and access network (including fixed wireless networks);

•	Phone, which is essentially fixed wireline and fixed wireless;

•	Mobile Cellular, which consists of GSM mobile wireless telephone services and is presently conducted through Telkomsel;

•	Multimedia, which consists of Internet access, VoIP services and data services and other content development; and

•	Service-Net, which consists of various commercial services intended to increase traffic on TELKOM’s network, including interconnection, Internet network and third-party call centers.
      In addition, Telkomsel incurred capital expenditures of Rp.10,085.7 billion (US$1,026.0 million) for network infrastructure and other investments and TELKOM’s other subsidiaries incurred capital expenditures of Rp.99.5 billion (US$10.1 million).
      The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Year Ended December 31,

	2003(1)	2004(1)	2005(1)	2006(2)	2007(3)

	Rp. (billion)
TELKOM:
Infrastructure:
Transmission Network and Backbone	1,595.1	560.4	277.7	1,205.3	1,015.0
Access Network	1,849.6	1,831.2	1,577.0	2,937.1	1,724.5

Subtotal Infrastructure	3,444.7	2,391.6	1,854.7	4,142.4	2,739.5
Commercial Services:
Phone	161.9	901.5	524.5	1,077.7	360.0
Mobile Cellular	—	—	—	—	—
Multimedia	76.2	92.7	334.2	729.9	169.5
Services-Net	99.9	34.2	94.9	108.8	222.2

Subtotal Commercial Services	338.0	1,028.4	953.6	1,916.4	751.7
Supporting Services	151.1	295.6	559.5	754.6	758.5

Subtotal for TELKOM (unconsolidated)	3,933.8	3,715.6	3,367.8	6,813.4	4,249.7

TELKOM’s Subsidiaries:
Telkomsel	5,348.8	4,982.7	10,085.7	11,937.0	14,000
Dayamitra	109.5	50.4	—	41.3	21.1
Infomedia Nusantara	44.6	63.0	37.9	114.5	82.7
Pramindo Ikat Nusantara	37.4	1.7	29.4	44.5	35.2
Indonusa Telemedia	0.8	1.4	8.9	—	28.5
Graha Sarana Duta	17.0	3.7	2.4	18.0	13.0
PT Pro Infokom Indonesia	0.6	0.6	—	—	—
PT Metra (Holding)	6.1	0.9	19.3	42.0	32.5
AriaWest	0.2	0.1	1.1	87.3	175.2
Napsindo	53.8	0.3	0.5	—	—

Subtotal for subsidiaries	5,618.8	5,104.8	10,185.2	12,284.6	14,388.2

Total for TELKOM (consolidated)	9,552.6	8,820.4	13,553.0	19,098.0	18,637.9

(1)	Amounts for 2003, 2004 and 2005 are actual capital expenditures.
(2)	Amounts for 2006 are planned capital expenditures included in TELKOM’s budget and are subject to upward or downward adjustment.
(3)	Amounts for 2007 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
     Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/US dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM’s ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of financing, including “pay as you grow”. See Item 3. “Key Information — D. Risk Factors — TELKOM’s ability to develop adequate financing arrangements is critical to support its capital expenditures” and Item 4. “Information on the Company — B. Business Overview — Business Strategy — Reducing Cost of Capital.”
     Planned Investments in 2006
      In 2006, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.
     Planned Investments in Infrastructure
      TELKOM’s planned capital investments in infrastructure in 2006 total Rp.4,142.4 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, a backbone transmission network on the island of Kalimantan and Sulawesi and an additional ground satellite segment in Jakarta, a submarine cable system between Batam-Jakarta and a submarine cable system between Puger and Denpasar. Substantial investment will also be made in expanding access infrastructure, which includes fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks.
      For a more complete discussion of TELKOM’s planned infrastructure investments, see Item 4. “Information on the Company — B. Business Overview — Network Infrastructure.”
     Planned Investments in Commercial Services
      TELKOM also plans to spend Rp.1,916.4 billion in 2006 for capital investments in commercial services, including:

•	capital investments in fixed line commercial services (including fixed wireless services), which include additional capacity, service enhancements and upgrades, including its value added services and software and mechanical and electrical systems;

•	enhancing TELKOM’s multimedia network (including core network of IP transport, HFC and CATV services), which includes increases in the number of VoIP access points, Internet multiplexing (IMUX) systems for Internet and data access, Internet value added services such as B2B e-commerce, broadband access (xDsl), and improving TELKOM’s HFC and CATV systems; and

•	investing in service-net, including the establishment of fixed wireless services, e-commerce, internet connectivity and value added services.
     Planned Investments in Supporting Services
      TELKOM plans to spend Rp.754.6 billion in 2006 for capital investments in supporting facilities, including:

•	investments in BTS stations to expand network coverage, transmission receiver (TRX) and microcells to improve its quality;

•	switching equipment;

•	equipment used for prepaid products

•	fiber optic transmission for the large cities in Java

•	additional radio network capacity

•	3G roll out plan, and

•	supporting facilities consisting of buildings, R&D and office facilities.
     Other Financing Techniques
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
     Revenue Sharing
      Until recently, TELKOM made use of revenue-sharing arrangements to develop fixed line networks in heavily populated urban areas of Indonesia, public card-phone booths and its analog mobile cellular networks. Under these revenue-sharing arrangements, investors finance the costs incurred in procuring and installing equipment, while TELKOM manages and operates the equipment, and bears the cost of repairs and maintenance, after installation and until the end of the revenue-sharing period. The investors legally retain rights to the equipment during the revenue-sharing period but transfer ownership to TELKOM at the end of such period. See Item 4. “Information on the Company — B. Business Overview — General — Revenue Sharing Arrangements (PBHs).”
      TELKOM did not fund any capital investments (other than capital investments in fixed line telephone services and broadband Internet services) through revenue-sharing arrangements in 2003, 2004 or 2005 and does not intend to fund any such capital investments (other than capital investments in fixed line telephone services) through such arrangements in the future, except in the context of its efforts to promote the “pay as you grow” program to fund capital investments. See “Pay as You Grow” below. Since 2004, TELKOM has been trying to replace existing revenue-sharing arrangements with new partnership schemes on more favorable terms.
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

Critical Accounting Policies, Estimates and Judgments
      The preparation of TELKOM’s consolidated financial statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires TELKOM to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the years reported. Management continually evaluates its estimates and judgments including those related to useful lives and carrying value of property, plant and equipment and intangible assets, valuation allowance for receivables, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to the Company’s consolidated financial statements. Actual results could differ from those estimates under different assumptions and conditions. TELKOM believes that of our significant accounting policies, the following may involve a higher degree of judgment or complexity or are areas where assumptions and estimates are particularly critical to the financial statements:
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

     Pension and Post-retirement Benefits
      We have a commitment, mainly through TELKOM’s pension fund, to pay pension and other post-retirement benefits to our employees and former employees who reach 56 years of age. The cost of these benefits and the present value of our pension and other post-retirement liabilities depend on a number of factors which we determine on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan’s assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic cost (income) recorded for pension and post-retirement benefits.
      TELKOM uses long-term historical actual return information and estimated future long-term investment return information by reference to external sources, taking into account the current and expected asset allocations, to develop its expected rate of return on plan assets.
      At the end of each year, TELKOM determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. In determining the appropriate discount rate we considered the current yields on high quality corporate fixed-income investments. We were not able to identify suitable investments in Indonesia with a corresponding maturity to the expected duration of the benefit obligations so we have used the yield-to-maturity of Indonesian Government Bonds at year end. At December 31, 2005, TELKOM’s discount rate was 11%. Due to the fact that there are very limited types of high-quality debt instruments in Indonesia coupled with the lack of ability to estimate interest rates, TELKOM believes that the yield-to-maturity of the Indonesian Government Bonds represents the most appropriate discount rate to measure the present value of the benefit obligations at year end. Changes in such rates due to changes in the reference Indonesian Government Bonds brought about by changing economic conditions in Indonesia and throughout the world would affect the recognition of our pension and post-retirement benefit obligations and as a consequence, could materially affect our financial position and results of operations.
      The expected rate of medical cost has been determined by comparing the historical relationship of our actual medical cost increases with the rate of general inflation in the Indonesian economy and health care utilization patterns. Past experience has shown that our actual medical costs have on average increased by a factor of 2% above the general rate of inflation. Our projected medical cost was 12% and 9% as of December 31, 2004 and 2005, respectively.
      Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	159,073	(126,008)
Effect on post-retirement benefit obligation	1,143,943	(908,400)
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

Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized or the tax asset will be realized in future periods.
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
      Deferred tax is calculated at the enacted tax rates at the balance sheet date. If enacted tax rates changed, TELKOM would adjust its deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.

Legal Contingencies
      As of the date of this Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent our estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While we believe that our current accruals are adequate, a future event or change in the facts and circumstances may require us to make additional accruals that would be charged to our income statement in the future. See Note 51 to the consolidated financial statements and Item 8. “Financial Information — A. Consolidated statements and other financial information — Material Litigation”.

C.	Research and Development and Intellectual Property
      TELKOM makes investments to improve its product and service offerings. Such expenditure amounted to approximately Rp.2.1 billion in 2003, Rp.27.8 billion in 2004 and Rp.8.4 billion (US$0.9 million) in 2005. In 2005, these expenditures related to video conferencing, SMS development, CMS system, CDMA lab, measuring system and other content development.

D.	Trend Information
      A number of developments have had and may have in the future a material impact on TELKOM’s results of operations, financial condition and capital expenditures. These developments include:

•	upgrading of the network with soft switching technology;

•	increasing relative contribution of Telkomsel to our consolidated revenues;

•	higher domestic fixed line tariffs beginning in 2004 and ability of Government to implement additional planned tariff increases;

•	the ability of the Government to implement regulatory changes regarding interconnection, access codes and licenses for 3G services;

•	implementation of cost-based interconnection tariff;

•	changes in foreign exchange rates and interest rates;

•	increase in the usage of high speed broadband Internet in Indonesia;

•	acquisition of Pramindo;

•	acquisition of AriaWest;

•	acquisition of Dayamitra

•	acquisition of KSO IV;

•	competition in the market for DLD services;

•	expansion of TELKOM’s IDD services;

•	fixed wireless development and deployment; and

•	implementation of competence-based human resource management.
      See Item 5. “Operating and Financial Review and Prospects — A. Operating Results”.

E.	Off-Balance Sheet Arrangements
      TELKOM is party to a number of operating leases. These operating leases relate principally to motor vehicles, computers, circuits, towers, land and buildings. TELKOM believes some of these operating leases are material to its business.
      TELKOM has entered into a partnership agreement with Motorola, Inc., Ericsson Radio A.B., Siemens Aktiengesellschaft (AG) and Nokia Oyj whereby TELKOM is obligated to purchase certain cellular equipment and services. In addition, TELKOM has entered into agreements pursuant to which TELKOM is committed to pay for services relating to the launch of the TELKOM-2 Satellite and the construction of a PSTN network for each of Regional Division II and V. For more details relating to these agreements, see Item 10. “Additional Information — C. Material Contracts”.
      Except as disclosed above, TELKOM does not have off-balance sheet arrangements that are material.

F.	Tabular Disclosure of Contractual Obligations
      The following summarizes TELKOM’s contractual obligations at December 31, 2005 and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

	(Rp. billion)
Short-Term Loans(1)(6)	173.8	173.8	—	—	—
Long-Term Debts(2)(6)	13,307.7	2,210.7	5,134.2	2,899.0	3,063.8
Capital Lease Obligations(3)	251.8	16.2	46.6	74.9	114.1
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations	3,437.8	924.4	1,152.9	593.8	766.7
Operating Leases(4)	2,815.9	474.8	946.4	543.3	851.4
Unconditional Purchase Obligations(5)	6,594.5	6,594.5	—	—	—

Total	26,581.5	10,394.4	7,280.1	4,111.0	4,796.0

(1)	Relates to liabilities under short term loans obtained from Bank Central Asia and Bank Niaga. See Note 20 to the consolidated financial statements.
(2)	See “— Liquidity and Capital Resources — Indebtedness” and Notes 22, 23, 24 and 25 to the consolidated financial statements.
(3)	Relates to the leases of the repeaters used for TELKOM’s telecommunication networks for TELKOMFlexi.
(4)	Relates primarily to leases of towers, computers, vehicles, land, buildings, office equipment and circuits.
(5)	Relates to commitments of TELKOM to suppliers and vendors for the purchase of telecommunications-related equipment and infrastructure.
(6)	Excludes contractually committed rate of interest.
     In addition to the above contractual obligations, as of December 31, 2005, Telkom had long-term liabilities for pension, post-retirement health care benefits and long service awards. Telkom expects to contribute Rp.568.8 billion to its post-retirement health care benefits plan and Rp.693.5 billion to its defined benefit pension plan in 2006. See Notes 42, 43, 44 and 54 to the consolidated financial statements.

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
      The current Board of Commissioners of TELKOM consists of one President Commissioner and four Commissioners, two of whom are independent commissioners.
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
      The members of the Board of Commissioners as of December 31, 2005 and May 31, 2006 were:

	Age as of
Name	January 1, 2006	Title	Since

Tanri Abeng	64	President Commissioner	March 10, 2004
P. Sartono	61	Independent Commissioner	June 21, 2002
Arif Arryman	50	Independent Commissioner	June 21, 2002
Anggito Abimanyu	43	Commissioner	March 10, 2004
Gatot Trihargo	45	Commissioner	March 10, 2004

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

Anggito Abimanyu
      Mr. Abimanyu has been a Commissioner of TELKOM since March 10, 2004. As of the date of this Annual Report, he is the Head of the Agency for Research in Economics, Finance and International Cooperation of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously served as a member of the Board of Commissioners of Bank Lippo and of Bank Internasional Indonesia. Mr. Abimanyu is also a lecturer in the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds both a bachelor and a master degree in economics from Gadjah Mada University, a master in science degree in International Development from the University of Pennsylvania and a Ph.D. degree in Environmental Economics from the University of Pennsylvania.
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
Board of Commissioners’ Committees
      As of the date of this Annual Report, the Board of Commissioners has three standing committees: the Audit Committee, the Review and Planning Committee and the Nomination and Renumeration Committee. An Independent Commissioner chairs each committee. In addition, external members to the Audit Committee, in order to be considered independent under applicable Indonesian rules: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) must not own, directly or indirectly, any shares in TELKOM; and (d) must not have any business relationship that relates to TELKOM’s businesses.
      As of the date of this Annual Report, the Audit Committee of the Board of Commissioners is composed of seven members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Dodi Syaripudin; (vi) Mr. Sahat Pardede and (vii) Mr. Gatot Trihargo. All of the members of the Audit Committee (except for Mr. Arif Arryman, Mr. Sartono and Mr. Trihargo) are independent external members and Mr. Pardede is an accounting and financial expert. New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3(c)(3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. TELKOM avails itself of this exemption as set forth in its Amended Section 303A Annual Written Affirmation, filed with the NYSE on January 12, 2006. An Audit Committee Charter (the “Charter”)

that has been adopted by the Board of Commissioners governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:

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
      TELKOM has a disclosure committee comprised of 14 senior members from various departments and chaired by the CFO. The disclosure committee’s role is to support TELKOM’s management in designing and evaluating TELKOM’s disclosure controls and procedures and participating in the disclosure process. TELKOM formally established its disclosure committee on February 18, 2005. Since its formal establishment, the disclosure committee has established internal work procedures relating to the preparation of TELKOM’s annual report on Form 20-F, and participated in the review and preparation of TELKOM’s annual report on Form 20-F. The establishment of the disclosure committee formalized the previous disclosure process where designated senior employees from various departments were responsible for assisting with the necessary disclosures.
      The members of the Board of Directors as of December 31, 2005 and May 31, 2006 were:

	Age as of
Name	January 1, 2006	Title	Since

Arwin Rasyid	48	President Director	June 24, 2005
Garuda Sugardo	56	Vice President Director and Chief Operating Officer	June 24, 2005
Rinaldi Firmansyah	45	Director of Finance	March 10, 2004
Arief Yahya	44	Director of Enterprise & Wholesale	June 24, 2005
Abdul Haris	50	Director of Network & Solution	March 10, 2004
John Welly	51	Director of Human Resources	June 24, 2005
Guntur Siregar	54	Director of Consumer	June 24, 2005
Arwin Rasyid
      Mr. Rasyid was appointed the President Director of TELKOM on June 24, 2005. He previously served as Vice President Director of PT Bank Negara Indonesia from 2003 to 2005, President Director of Bank Danamon Indonesia from 2000 to 2003, Vice Chairman of Badan Penyehatan Perbankan Nasional (the Indonesian Banks Restructuring Agency) in 2000, Vice President Director of Bank Niaga from 1998 to 1999, Assistant Vice President of Bank of America from 1986 to 1987 as well in various positions in Bank Niaga since 1987. Mr. Rasyid graduated with a degree in economics from the University of Indonesia. He also holds a Master of Arts degree in International Economics and a Master of Business Administration degree in International Business from University of Hawaii, USA.

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
Rinaldi Firmansyah
      Mr. Firmansyah has been Director of Finance of TELKOM since March 10, 2004. He previously served as Vice President Commissioner, President Director and Director of Investment Banking of PT Bahana Securities from 2003 to 2004, 2001 to 2003 and 1997 to 2001, respectively, and Commissioner and Head of the Audit Committee of PT Semen Padang in 2003. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a Masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
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
John Welly
      Mr. Welly was appointed the Director of Human Resources of TELKOM on June 24, 2005. He joined TELKOM in 1981 and has held several positions in various departments. He previously served as President Director of PT INTI, Director of Operations and Marketing of TELKOM from 1998 to 2000, Commissioner of Telkomsel in 1998, Director of Human Resources and Support Divisions/ Senior Executive Vice President for Human Resources and Support of TELKOM from 1995 to 1998, and Commissioner of PT Aplikanusa Lintasarta from 1995 to 1996. Mr. Welly graduated with a degree in Electrical Engineering from the Bandung Institute of Technology and a Masters degree in telecommunications and information from Essex University, UK. See “ — D. Employees — On-going Investigations” and Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — Certain TELKOM employees, including present and former TELKOM directors, are subject to on-going police investigations”.
Guntur Siregar
      Mr. Siregar was appointed the Director of Consumer of TELKOM on June 24, 2005. He joined TELKOM in 1975 and has held several positions in various departments. He previously served as Senior Consultant Financial Management in Management Consulting Center of TELKOM, Director of Finance of TELKOM from 2002 to 2004, Director of Commerce of Indosat from 2000 to 2002,

Commissioner of PT Aplikanusa Limtasarta from 1996 to 2000, Head of Regional Division II (Jakarta) from 1996 to 2000, and Head of Regional Division I (Sumatera) from 1995 to 1996. Mr. Siregar graduated with a degree in Electrical Engineering from the Bandung Institute of Technology. See “ — D. Employees — On-going Investigations” and Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — Certain TELKOM employees, including present and former TELKOM directors, are subject to on-going police investigations”.
      None of the Directors has a service contract with the Company nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners are related to one another.
B.     Compensation
      Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an MoF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2005, the aggregate compensation paid by TELKOM and its consolidated subsidiaries to all of their Commissioners and Directors was Rp.71.9 billion (US$7.3 million), while the amount paid by TELKOM (unconsolidated) to all its Commissioners and Directors was approximately Rp.28.96 billion (US$2.9 million), in each case including bonuses and the cost of benefits provided to Directors, such as housing facilities.
      The Company and its subsidiaries provide honoraria and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.14.0 billion, Rp.22.7 billion and Rp.19.7 billion in 2003, 2004 and 2005, respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2003, 2004 and 2005, respectively.
      The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp.45.6 billion, Rp.50.3 billion and Rp.52.1 billion in 2003, 2004 and 2005, respectively, which reflected 0.3%, 0.3% and 0.2% of total operating expenses in 2003, 2004 and 2005, respectively.
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
      Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires. For further information on the composition and terms of the Board of Directors, see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management — Board of Directors”.
      None of the Directors or Commissioners has any substantial interest, direct or indirect, in any company carrying on a similar trade as TELKOM.
D.     Employees
      As of December 31, 2005, TELKOM and its subsidiaries had 34,004 employees in total, of which 28,179 were employed by TELKOM, and 5,825 were employed by TELKOM’s subsidiaries.
      As of December 31, 2004, TELKOM and its subsidiaries had 34,657 employees in total, of which 29,375 were employed by TELKOM, and 5,282 were employed by TELKOM’s subsidiaries. As of December 31, 2003, TELKOM and its subsidiaries had 35,204 employees in total, of which 30,820 were employed by TELKOM, and 4,384 were employed by TELKOM’s subsidiaries.

      The table below sets forth a breakdown of TELKOM’s employees by position as at December 31, 2005:

	TELKOM regions as at	KSO regions VII as at	TELKOM’s subsidiaries as at
	December 31, 2005	December 31, 2005	December 31, 2005

Senior management	148	0	38
Middle management	2,095	82	316
Supervisors	8,605	839	1,011
Others	14,118	2,292	4,460

Total	24,966	3,213	5,825

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
      Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.114.8 billion to Rp.304.4 billion. In 2005, bonuses were paid by TELKOM to all employees including TELKOM’s employees in KSO and Non-KSO divisions. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances and uniform bonuses for employees at each staff level for each Division are then determined.
      Except in connection with its initial public offering in 1995, TELKOM does not maintain an employee share scheme for any of its employees or senior management.
      TELKOM’s mandatory retirement age for all employees is 56. TELKOM sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan is for permanent employees hired prior to July 1, 2002. The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s years of service and salary level upon retirement and is transferable to dependents upon the employee’s death. The main sources of pension fund are the contributions from the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.486.3 billion, Rp.845.7 billion and Rp.698.5 million (US$71.1 million), for the years ended December 31, 2003, 2004 and 2005, respectively. See Note 42 to the consolidated financial statements.
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
      The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp.399 million and Rp.971 million in 2004 and 2005, respectively.

      The Company’s employees are entitled to receive certain cash awards based on length of services and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the required number of years of service.
      TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; (ii) for employees hired before November 1, 1995 who retire with years of service of less than 20 years; and for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions (including contributions paid by all KSO units) to the plan for employees hired before November 1, 1995 who retired prior to June 3, 1995, and who have had 20 years of service when they retired after June 3, 1995 were Rp.188.5 billion, Rp.724.5 billion and Rp.435.9 billion (US$44.3 million), for the years ended December 31, 2003, 2004 and 2005, respectively.
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
     On-going Investigations
      There are on-going investigations by the West Java Police Department as to the conduct of TELKOM’s Director of Human Resources Development, TELKOM’s Director of Consumer, and several other TELKOM employees (including one former TELKOM director and one former President Director of Napsindo). As the details of the investigations have not been made public, TELKOM does not know the full nature or extent of the investigations or the matters to which they relate, or whether any charges are likely to be filed. Based on press reports, TELKOM understands that the investigations relate principally to an alleged violation of anti-corruption law regarding (i) the retention by TELKOM of a consultant and an alleged overpayment without compliance with proper procedures; and (ii) the alleged provision of interconnection services to Napsindo (TELKOM’s subsidiary) and Globalcom (a Malaysian company) at an incorrect tariff, and alleged use by Napsindo/ Globalcom of TELKOM’s network for the provision of illegal VoIP services. It is also understood that one of the investigations relates to TELKOM’s guarantee of a bank loan obtained by Napsindo. To TELKOM’s knowledge, no charges have been filed against any of the persons investigated by the West Java Police Department, although several of them (but not our Director of Consumer) were held in custody in West Java pending completion of the investigations. On May 10, 2006, those individuals were released from police custody because the police were unable to find any incriminating evidence to support the alleged charges during the 120-day period they were held. 120 days is the maximum period allowed for police custody of suspects for investigation purposes. However, the investigation is ongoing. There can be no assurance that the police will not find evidence of wrong-doing, that charges will not be filed in relation to the foregoing or that such persons or other TELKOM employees will not be found guilty of any offence. Although TELKOM believes that the investigations are without merit, to the extent any of such persons are in custody, or are found guilty of any offence, TELKOM is and would be deprived of their services. In addition, TELKOM does not believe that there are any financial ramifications for TELKOM as a result of the investigations. See Item 3. “Key Information — D. Risk Factors — Certain TELKOM employees, including present and former TELKOM directors, are subject to on-going police investigations”.

E.     Share ownership
      All the directors and commissioners individually beneficially own less than one percent of the shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to stockholders or otherwise made public.
ITEM 7.     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A.     Major stockholders
General
      The following table sets forth certain information as of December 31, 2005 with respect to (1) persons known to the Company to be the owner of more than 5% of the Company’s Common Stock (whether directly or beneficially through ADSs); and (2) the total amount of any class of the Company’s Common Stock owned by the Commissioners and Directors of the Company as a group.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Series A	Government	1	100.00%
Series B	Government	10,320,470,711	51.19%
Series B	JPMCB US Resident (Norbax Inc.)	1,992,333,765	9.88%
Series B	The Bank of New York (BoNY)	1,291,002,696	6.41%
Series B	Board of Directors and Commissioners	78,332	<0.01%
      As of December 31, 2005, a total of 37,414,543 American Depositary Shares (“ADSs”) and 20,159,999,279 Series B shares (including the Series B shares represented by these ADSs) and one Series A Dwiwarna share were outstanding.
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
      In December 1996, the Government completed a block sale of 388 million Series B shares. In 1997, the Government distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering.
      In May 1999, the Government completed another block sale of 898 million Series B shares.
      Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of TELKOM’s issued share capital has to be at least 25% of the total par value of TELKOM’s authorized share capital, or in TELKOM’s case, Rp.5 trillion. To comply with the law, it was resolved at the annual general meeting of stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.
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
      At TELKOM’s Extraordinary General Meeting of Shareholders on December 21, 2005, the shareholders approved a share repurchase plan, pursuant to which TELKOM may repurchase up to a maximum of 5% of issued and outstanding Series B Shares for a total repurchase amount not exceeding Rp.5.25 trillion, in accordance with the rules and regulations of Badan Pengawas Pasar Modal dan Lembaga Keuangan (“BAPEPAM”) and the stock exchanges on which TELKOM shares and ADSs are trading, as well as other applicable regulatory bodies. Such repurchases are intended to be made from time to time over the eighteen month period following the announcement. Repurchases may be made at the discretion of the Company’s management through purchases of shares on the Jakarta and Surabaya Stock Exchanges, purchase of shares in ADS form on the New York Stock Exchange, off-exchange transactions and agreements, or any other legal means the Company deems appropriate.
      Through its share repurchase plan, TELKOM intends to achieve (i) greater flexibility in managing its capital; (ii) lower its overall cost of financing and improve its Earnings Per Share, Earnings Per ADS and Return on Equity and (iii) flexibility to undertake share repurchases at any time during the period the approval is in force.
      TELKOM has appointed Morgan Stanley Services Limited as the agent and PT. Danareksa Securities as the local broker for the share repurchase.
      Pursuant to the share repurchase plan, as of June 2, 2006, TELKOM has cumulatively repurchased an aggregate of 8,373,500 Series B shares on either the Jakarta Stock Exchange or the New York Stock Exchange, representing less than 0.05% of the total issued and outstanding Series B shares of 20,159,999,279 for a total repurchase amount of Rp.61.4 billion (US$6.2 million).

Relationship with the Government
     Government as Shareholder
      As of December 31, 2005, the Government held approximately 51.19% of TELKOM’s Common Stock and the Series A share (the “Dwiwarna Share”), which carries special voting rights. As its largest shareholder, the Government is interested in TELKOM’s performance both in terms of the benefits it provides to the nation as well as its ability to operate on a commercial basis. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles, including actions to merge or dissolve TELKOM, increase or decrease its authorized capital, or reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share.
      It is the policy of the Company not to enter into transactions with affiliates unless the terms thereof are no less favorable to the Company than those which could be obtained by the Company on an arm’s-length basis from an unaffiliated third party. The State Minister of State-owned Enterprise (“SMSOE”) has advised the Company that the MoF, in its capacity as controlling shareholder of the Company, will not cause the Company to enter into transactions with other entities under its control unless the terms thereof are consistent with the Company’s policy set forth in the preceding sentence. The SMSOE has adopted a similar policy.
      Under regulations of BAPEPAM, Indonesia’s capital markets and financial institution supervisory agency, because the Company is listed on Indonesia’s stock exchanges, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the holders of shares of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before the Company was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM regulations to mean the difference between the economic interests of the Company and its stockholders, on the one hand and the personal economic interests of the members of the board of commissioners, board of directors or principal stockholders (a holder of 20% or more of the issued shares) and their respective affiliates jointly or separately on the other. A conflict of interest also exists when members of the board of commissioners, board of directors or a principal shareholder of the Company or their respective affiliates is involved in a transaction in which their personal interests may be in conflict with the interest of the Company. BAPEPAM has powers to enforce this rule; stockholders of the Company may also be entitled to seek enforcement or bring enforcement action based on this rule.
      Transactions between TELKOM and other state-owned or controlled enterprises could constitute “conflict of interest” transactions under the BAPEPAM regulations and the approval of disinterested stockholders would have to be obtained if a conflict of interest were to exist. TELKOM believes that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and TELKOM’s business are on an arms-length, commercial basis and do not constitute “conflict of interest” transactions for which a disinterested stockholder vote would be required. Such transactions might include the sale by TELKOM of telephone services to state-owned or controlled enterprises or the purchase by TELKOM of electricity from a state-owned enterprise. Moreover, the BAPEPAM regulations do not require TELKOM to obtain disinterested shareholder approval of any transaction, the principal terms of which were disclosed in the Indonesian prospectus for the Initial Public Offering. TELKOM expects, however, in light of the substantial presence of enterprises owned or controlled by the Government, through the MoF, SMSOE, or one of its or their affiliates have in Indonesia, it may be desirable, in connection with the development and growth of TELKOM’s business, for TELKOM to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, TELKOM may seek to consult BAPEPAM in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested stockholders under the terms of the BAPEPAM regulations. If BAPEPAM were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested stockholders under its regulations, TELKOM would proceed without seeking disinterested stockholders approval. If, however, BAPEPAM were to take the position that the proposal would require a vote of disinterested stockholders under its rule, TELKOM would either seek to obtain the requisite disinterested stockholder approval or abandon the proposal.
     Government as Regulator
      The Government regulates the telecommunications sector through the MoCI. In particular, the MoCI has authority to issue decrees implementing laws, which are typically broad in scope, thereby giving the Ministry considerable latitude in implementing and enforcing regulatory policy. Pursuant to such decrees, the MoCI defines the industry structure, determines the tariff formula, determines TELKOM’s USO obligations and otherwise controls many factors that may affect TELKOM’s competitive position, operations and financial condition. Through the DGPT, the Government regulates frequency and bandwidth allocation and TELKOM must obtain a license from the DGPT for each of its services as well as the utilization of frequency and bandwidths. The Company and other operators are also required to pay radio frequency usage fees. Telkomsel also holds several licenses issued by the MoCI (or previously issued by the MoC) for the provision of its cellular services and from the Indonesian Investment Coordinating Board relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of its network coverage. The Government, through the MoCI as regulator, has the power to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.
      The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp.239.0 billion, Rp.314.7 billion and Rp.558.5 billion (US$56.8 million) in 2003, 2004 and 2005, respectively. Concession fees accounted for 1.6%, 1.6% and 2.3% of total operating expenses in 2003, 2004 and 2005, respectively. Radio frequency usage charges amounted to Rp.371.7 billion, Rp.492.6 billion and Rp.548.2 billion (US$55.8 million) in 2003, 2004 and 2005, respectively. Radio frequency usage charges accounted for 2.5%, 2.5% and 2.2% of total operating expenses in 2003, 2004 and 2005, respectively. Beginning in 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI, which for 2005, amounted to Rp.307.7 billion (US$31.3 million), reflecting 1.2% of total operating expenses in 2005.
     Government as Lender
      As of December 31, 2005, the Government had sub-loaned borrowings from foreign lenders to TELKOM as “two-step loans” amounting to Rp.5,329.5 billion (US$542.2 million), including current maturities. TELKOM is obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. At the end of December 2005, foreign currency loans represented 66.3% of the outstanding total of such loans. The remaining 33.7% of such outstanding loans is denominated in Rupiah. In 2005, the annual interest rates charged on loans repayable in Rupiah range from 8.3% to 10.7%, on those repayable in U.S. Dollar range from 4.0% to 6.8%, and on the loan repayable in Japanese Yen is 3.1%. See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness”.
     Government as Customer
      The Government purchases services from the Company on a commercial basis. Government entities, in the aggregate, constitute the largest user of the Company’s services. The Company,

however, deals with the various departments and agencies of the Government as separate customers and the provision of services to any single department or agency does not constitute a material part of TELKOM’s revenues. The Government and government agencies are treated for tariff purposes in respect to its connection charges and monthly charges as “residential”, which rates are lower than the business service rates. This special treatment does not apply to the tariff for local, long distance and IDD calls.
Other
     Proportion of securities of TELKOM held in Indonesia and outside Indonesia
      As of December 31, 2005, 14,018 persons, including the Government, were registered as holders of 20,159,999,279 Series B shares of TELKOM’s Common Stock in Indonesia. There were a total of 37,414,543 ADSs held by 149 registered holders as of December 31, 2005. The ADSs are traded on the NYSE and the LSE.
     Change in Control
      There are no arrangements which are known to the Company which may result in a change in control to the Company.
B.     Related party transactions
      TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 45 to the Company’s consolidated financial statements. The most significant of these transactions include:
     Indosat
      At the time TELKOM acquired Pramindo in August 2002, a 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by our major shareholder, the Government of Indonesia. Since December 20, 2002, Indosat has been controlled by Singapore Technologies Telemedia Pte. Ltd. TELKOM still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.
      Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, with Indosat as the surviving entity, all the rights and obligations of Satelindo and IM3 arising from their agreements with TELKOM and Telkomsel, as the case may be, were transferred to or assumed by Indosat.
      The Company has an agreement with Indosat for the provision of international telecommunication services to the public. The principal matters covered by the agreement are as follows:

•	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunication (AVD), hotline and teleconferencing. The Company receives compensation for the services, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia;

•	The Company has also entered into an interconnection agreement between the Company’s PSTN network and Indosat’s cellular network in connection with the implementation of Indosat

Multimedia Mobile services and the settlement of the related interconnection rights and obligations; and

•	The Company’s compensation relating to leased lines/ channel services, such as International Broadcasting System, AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Indosat also leased circuits from the Company to link Jakarta, Medan and Surabaya through year-end 2003.

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
      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

•	Telkomsel’s GSM mobile cellular telecommunication network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges;

•	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges;

•	Billings for international calls made by Telkomsel’s customers of GSM mobile cellular telecommunication are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected; and

•	The agreement dated March 29, 1996, was initially valid for one year, but extendable as agreed by both parties. The latest amended agreement is valid until March 2008, but extendable as agreed by both parties. Pending negotiations on a new agreement, Telkomsel and Indosat have entered into an interim agreement with terms similar to those set forth above. Under the terms of the interim agreement, Telkomsel will receive 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement became effective on March 1, 2004 and continues until such date that Telkomsel and Indosat enter into a new agreement.
      Telkomsel also has an agreement for the usage of Indosat’s telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp.17.9 billion, Rp.19.1 billion and Rp.19.1 billion (US$1.9 million) in 2003, 2004 and 2005, respectively, or 0.1%, 0.1% and 0.1% of total operating expenses in 2003, 2004 and 2005, respectively.
      Other agreements between Telkomsel and Indosat are as follows:

Agreement on Construction and Maintenance for the Jakarta-Surabaya Cable System (“J-S Cable System”)
      Telkomsel, Lintasarta, Satelindo and Indosat entered into the Construction and Maintenance for J-S Cable System Agreement. The parties formed a management committee consisting of a chairman and a representative of each party, to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. Based on the agreement, Telkomsel shared

19.325% of the total construction cost. Operation and maintenance costs are shared based on an agreed formula.
      Telkomsel’s share in operation and maintenance costs amounted to Rp.1.4 billion, Rp.2.1 billion and Rp.1.2 billion (US$0.1 million) in 2003, 2004 and 2005, respectively.
     Indefeasible Right of Use Agreement
      On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2.7 million. In addition to the prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$0.1 million.
     Interconnection Revenues
      The Company and its subsidiaries earned net interconnection revenues from Indosat (including Satelindo and IM3 before their merger with Indosat) of Rp.235.7 billion in 2003, representing 0.9% of total operating revenues in 2003. The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.158.3 billion and Rp.52.8 billion (US$5.4 million) in 2004 and 2005, respectively, representing 0.5% and 0.1%, of total operating revenues in 2004 and 2005, respectively.
     Leased Lines
      The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.43.6 billion, Rp.109.8 billion, and Rp.126.4 billion (US$12.9 million) in 2003, 2004 and 2005, respectively, representing 0.2%, 0.3% and 0.3% of total operating revenues in 2003, 2004 and 2005, respectively.
     Satellite Transponder Lease
      Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.23.7 billion, Rp.14.5 billion and Rp.8.1 billion (US$0.8 million) in 2003, 2004 and 2005, respectively, representing 0.1%, less than 0.1% and less than 0.1% of total operating revenues in 2003, 2004 and 2005, respectively.
     Data communication network
      Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.11.0 billion, Rp.21.4 billion and Rp.23.1 billion (US$2.4 million) in 2003, 2004 and 2005, respectively, representing 0.1%, 0.1% and 0.1% of total operating expenses in 2003, 2004 and 2005, respectively.
     Agreement with Government agencies and associated companies
      The Company provides telecommunication services to Government agencies.
      The Company has entered into agreements with Government agencies and associated companies, namely, CSM, KSO VII, and Patrakom, for utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.73.2 billion, Rp.51.0 billion and Rp.66.8 billion (US$6.8 million) in 2003, 2004 and 2005, respectively, representing 0.3%, 0.2% and 0.2% of total operating revenues in 2003, 2004 and 2005, respectively.
      The Company provides leased lines to other license operators such as CSM, Patrakom and PSN. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.44.7 billion, Rp.25.7 billion and Rp.30.7 billion (US$3.1 million) in 2003, 2004 and 2005, respectively, which was 0.2%, 0.1% and 0.1% of total operating revenues in 2003, 2004 and 2005, respectively.
      The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya and PT Gratika, which are all state-owned companies, and Koperasi Pegawai Telkom, a related party cooperative. Purchases made from these related parties amounted to Rp.127.0 billion, Rp.268.9 billion and Rp.337.7 billion (US$34.3 million) in 2003, 2004 and 2005, respectively, representing 1.1%, 2.4% and 2.5% of total fixed assets purchases in 2003, 2004 and 2005 respectively.
      PT INTI is also a major contractor and supplier providing equipment, including construction and installation services, for Telkomsel. Total purchases from PT INTI in 2003, 2004 and 2005 amounted to Rp.52.3 billion, Rp.217.7 billion and Rp.67.6 billion (US$6.9 million), respectively, representing 0.5%, 1.9% and 0.5% of total fixed assets purchases in 2003, 2004 and 2005, respectively.
      Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp.40.5 billion, Rp.49.7 billion and Rp.95.2 billion (US$9.7 million) in 2003, 2004 and 2005, respectively, representing 0.3%, 0.3% and 0.4% of total operating expenses in 2003, 2004 and 2005, respectively.
      The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp.159.5 billion, Rp.148.3 billion and Rp.58.3 billion (US$5.9 million) in 2003, 2004 and 2005, respectively, representing 1.1%, 0.8% and 0.2% of total operating expenses in 2003, 2004 and 2005, respectively.
      The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp.2,116.0 billion and Rp.3,315.4 billion (US$337.3 million) as of December 31, 2004 and 2005, respectively, representing 3.8% and 5.3% of total assets as of December 31, 2004 and 2005, respectively. Interest income recognized during 2003, 2004 and 2005 was Rp.274.0 billion, Rp.150.4 billion and Rp.124.0 billion (US$12.6 million), representing 74.9%, 47.3% and 36.0% of total interest income, respectively.
      The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2004 and 2005 amounted to Rp.9.1 billion and Rp.5.1 billion (US$0.5 million), representing 0.7% and 0.4% of total interest expense in 2004 and 2005, respectively.
      The Company (a) leases buildings, (b) purchases materials and construction services and (c) utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom (a foundation managed by Dharma Wanita Telkom). Total charges from these transactions amounted to Rp.32.8 billion, Rp.24.9 billion and Rp.39.1 billion (US$4.0 million) in 2003, 2004 and 2005, respectively, representing 0.2%, 0.1% and 0.2% of total operating expenses in 2003, 2004 and 2005, respectively.
      The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. The cost of the phone cards amounted to Rp.7.7 billion, nil and nil in 2003, 2004 and 2005, respectively, representing 0.05%, 0% and 0% of total operating expenses for 2003, 2004 and 2005, respectively.

      The Company and its subsidiaries earned (were charged) interconnection revenues (charges) from PSN of Rp.19.0 million, Rp.(5.5) million and Rp.1.1 million (US$0.1 million) in 2003, 2004 and 2005, respectively, representing 0.1%, (0.02)% and less than 0.01% of total operating revenues in 2003, 2004 and 2005, respectively.
      In addition to revenues earned under the KSO Agreements, the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.23.1 billion, Rp.18.4 billion and Rp.26.8 billion (US$2.7 million) in 2003, 2004 and 2005, respectively, representing 0.1%, 0.1% and 0.1% of total operating revenues in 2003, 2004 and 2005, respectively.
      The Company has a revenue-sharing arrangement with Koperasi Pegawai Telkom (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp.20.6 billion and Rp.31.9 billion (US$3.2 million) in 2004 and 2005, respectively, representing 0.1% and 0.1% of total operating revenues in 2004 and 2005, respectively.
      Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of three years, subject to extensions. The lease charges amounted to Rp.25.0 billion and Rp.123.9 billion in 2004 and 2005, respectively, representing 0.1% and 0.5% of total operating expenses in 2004 and 2005, respectively.
      Kisel is a cooperative that was established by Telkomsel’s employees to provide car rental services, printing and distribution of customer bills, collection and other services, principally servicing Telkomsel. For Kisel’s services, Telkomsel paid Rp.109.5 billion and Rp.78.7 billion in 2004 and 2005, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers sold to Kisel amounted to Rp.816.6 billion and Rp.1,158.6 billion in 2004 and 2005, respectively.
      Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004 and 2005 amounted to Rp.5.5 billion and Rp.9.2 billion (US$0.9 million), respectively, or 0.02% and 0.02% of total operating revenues in 2004 and 2005, respectively.
      The Company provides a defined benefit pension plan and a post-retirement health care plan for its pensioners through Dana Pensiun Telkom and Yayasan Kesehatan Pegawai Telkom. See Notes 42 and 44 to the consolidated financial statements in Item 18.
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
Material Litigation
     Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha) (“KPPU”)
      On August 13, 2004, the KPPU issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004 issued its verdicts in favor of the Company. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. The Company does not believe that these proceedings presently pending will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.
B.     Significant changes
      On May 13, 2004, TELKOM received its commercial license to provide IDD fixed line services. On June 7, 2004, TELKOM began offering IDD fixed line services to customers under the brand name “TIC 007.”
      See the important disclosures regarding changes in the regulations governing the Indonesian telecommunications industry in Item 4. “Information on the Company — B. Business Overview — Regulations”.
      See Note 53 to the Company’s consolidated financial statements in Item 18 for information relating to material subsequent events occurring after December 31, 2005.

ITEM 9.     THE OFFER AND LISTING
A.     Offer and listing details
      The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.
SHARE PRICE INFORMATION

	Price per Share*

Calendar Year	High	Low

	(in Rupiah)
2001	3,400	1,825
First Quarter	3,150	1,775
Second Quarter	3,200	2,175
Third Quarter	3,525	2,650
Fourth Quarter	3,250	2,425
2002
First Quarter	4,300	2,825
Second Quarter	4,725	3,700
Third Quarter	3,900	3,125
Fourth Quarter	4,000	2,350
2003
First Quarter	3,725	3,225
Second Quarter	4,950	3,650
Third Quarter	6,000	4,125
Fourth Quarter	6,750	5,650
2004
First Quarter	4,025	3,300
Second Quarter	4,350	3,300
Third Quarter	4,225	3,650
Fourth Quarter	5,200	4,175
2005
First Quarter	5,125	4,300
Second Quarter	5,350	4,175
Third Quarter	5,800	4,775
Fourth Quarter	6,150	4,925
October	5,400	5,000
November	5,500	4,925
December	6,150	5,450
2006
January	6,550	6,050
February	6,400	5,950
March	7,000	6,200
April	7,750	6,900
May	8,400	7,050

*	On October 1, 2004, TELKOM effected a two-for-one split of its Common Stock from Rp.500 par value per share to Rp.250 par value per share as resolved in the AGMS on July 30, 2004. The price per share reflects this split for all periods shown.

     On December 29, 2005 (the last trading day in 2005 on the JSX), the closing price for a share of Common Stock was Rp.5,900.
      The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.
ADS PRICE INFORMATION

	Price per ADS		Price per ADS
	(NYSE)		(LSE)

Calendar Year	High	Low	High	Low

	(in US Dollars)		(in US Dollars)
2001
First Quarter	6.7	4.0	6.5	3.9
Second Quarter	5.6	3.7	5.6	3.8
Third Quarter	7.1	5.5	7.1	5.5
Fourth Quarter	5.8	4.7	6.1	4.8
2002
First Quarter	8.6	5.5	8.6	5.5
Second Quarter	9.8	8.4	9.8	8.4
Third Quarter	8.7	7.0	8.7	7.1
Fourth Quarter	8.9	5.6	8.9	5.3
2003
First Quarter	8.44	7.30	8.53	7.27
Second Quarter	12.09	8.19	11.78	8.33
Third Quarter	13.73	9.85	13.90	9.60
Fourth Quarter	16.42	13.13	16.05	13.40
2004
First Quarter	19.45	15.13	18.97	15.29
Second Quarter	19.91	14.13	20.27	14.08
Third Quarter	18.55	15.81	19.00	15.73
Fourth Quarter	23.33	18.30	23.21	19.37
2005
First Quarter	21.96	18.11	21.86	18.17
Second Quarter	21.96	16.85	21.99	16.88
Third Quarter	23.66	18.10	29.76	17.97
Fourth Quarter	25.50	19.81	25.47	19.71
October	21.35	19.81	20.76	19.78
November	22.08	19.82	20.45	19.71
December	25.50	22.21	25.47	22.05
2006
January	27.75	24.65	27.29	23.78
February	28.00	26.05	27.86	26.73
March	31.51	26.38	31.38	26.62
April	35.19	30.46	35.11	30.76
May	38.28	28.86	38.35	30.60

      On December 31, 2005, the closing price for an ADS was US$23.86 on the NYSE and US$23.78 on the LSE.
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
The Indonesian Securities Market
      As of the date of this Annual Report, there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.801.25 trillion at year end 2005 as compared to Rp.695.56 trillion for the SSX. Total trading value on the JSX during 2005 was Rp.406.01 trillion, compared with Rp.5.29 trillion on the SSX.
Overview of the JSX
      As of December 31, 2005, the JSX comprised of 122 members. Trading rules on the JSX are, at present, generated in the form of decisions by the JSX. There are currently two daily trading sessions for regular market and negotiated market from Monday to Thursday, a morning session from 9.30 a.m. to 12.00 noon, followed by an afternoon session from 1.30 p.m. to 4.00 p.m. There are two trading sessions on Friday, from 9.30 a.m. to 11.30 a.m. and from 2.00 p.m. to 4.00 p.m. There is only one cash market trading session from Monday to Thursday, 9.30 a.m. to 12.00 noon, and on Friday, 9.30 a.m. to 11.30 a.m.
      Trading of securities is divided into three market segments: regular market, negotiated market and cash market (except for right issues which may only be traded in the cash and negotiated markets). The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. Regular market and cash market trading is generally carried out in unit lots of 500 shares. The price movements:

•	for shares with previous price under Rp.500, in multiples of Rp.5 and each price movement should be no more than Rp.50;

•	for shares with previous price between the range of Rp.500 up to Rp.2,000, in multiples of Rp.10 and each price movement should be no more than Rp.100;

•	for shares with previous price between the range of Rp.2,000 up to Rp.5,000, in multiples of Rp.25 and each price movement should be no more than Rp.250; and

•	for shares with previous price between the range of Rp.5,000 or more, in multiples of Rp.50 and each price movement should be no more than Rp.500.
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
      Transactions on the JSX regular market are required to be settled no later than the third trading day after the transactions except for cross trading. Transactions on the negotiated market are settled based on agreement between the selling exchange member and the buying exchange member, and are settled per transaction. Transactions on the JSX cash market are required to be settled on the trading day of the transactions. In case of a default by an exchange member on settlement, cash market trading takes place, pursuant to which trading of securities by means of direct negotiation on cash and carry terms will be conducted. All cash market transactions must be reported to the JSX. An exchange member is obliged to pay a transaction cost as regulated by the JSX, delay in payment of the transaction cost will be subject to a fine of 1.0% of the outstanding amount for each day of delay. For any violation on JSX rules, JSX may impose to exchange member sanctions: (i) fine up to Rp.500 million; (ii) a written warning; (iii) suspension; or (iv) revocation of license as an exchange member.
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
Trading on the NYSE and LSE
      The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents 40 shares of Common Stock. As of December 31, 2005, 37,414,543 ADSs were outstanding in either the New York Stock Exchange or London Stock Exchange and there were 149 registered holders of ADSs.
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
      In accordance with Indonesian company law, TELKOM has a Board of Commissioners and a Board of Directors. The two Boards are separate and no individual may be a member of both Boards. See Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management.” The Articles state that any transaction involving a conflict of interest between the Company and its directors, commissioners and stockholders should be approved by a stockholders meeting, in which approval is required from a majority of independent stockholders.
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
     Overview of Indonesian law
      Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are mainly embodied in the following regulations: Law No. 1 of 1995 on Limited Liability Companies (“Company Law”); the Law No. 8 of 1995 on Capital Market (“Capital Market Law”); the Regulations of the Indonesian Capital Market Supervisory Board (“BAPEPAM Regulations”); and the rules issued by the Indonesian stock exchanges, namely Jakarta Stock Exchange (“JSX”) and Surabaya Stock Exchange (“SSX”). In addition to the above statutory requirements, the articles of association (“Articles”) of public companies commonly incorporate provisions directing the corporate governance practices in such companies.
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
      Unlike companies incorporated in the United States, the management of an Indonesian company consists of two organs of equal stature, the Board of Commissioners (“BoC”) and the Board of Directors (“BoD”). Generally, the BoD is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the BoC has the authority and responsibility to supervise the BoD and is statutorily mandated to provide advice to the BoD.
      With regard to the BoC, the Company Law requires a public company’s BoC to have at least two members. Although the Company Law is silent as to the composition of the BoC, Listing Regulation No. 1A issued by the JSX states that at least 30% of the members of the BoC of a public company (such as TELKOM) must be independent.
      As to the BoD, the Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Company Law. Given the difference between the role of the members of the BoD in an Indonesian company and that of their counterparts in a U.S. company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.
     Committees
      The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.
      The Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Listing Regulation No. 1A issued by the JSX does require the BoC of a listed public company (such as TELKOM) to form committees that will oversee the company’s audit process (which committee must be headed by an independent member of the BoC).
      TELKOM has an audit committee composed of seven members: two independent commissioners, four members who are not affiliated with TELKOM and a non-independent commissioner with no right to vote as he is affiliated with the Government. New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act requires a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3(c)(3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. TELKOM avails itself of this exemption as set forth in its Amended Section 303A Annual Written Affirmation, filed with the NYSE on January 12, 2006. The NYSE listing standards and the charter of TELKOM’s audit committee share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, TELKOM’s audit committee does not have direct responsibility for the appointment, compensation and retention of TELKOM’s external auditor. TELKOM’s audit committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval. For more information, see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Managers — Board of Commissioners’ Committees.”

      TELKOM’s BoC also re-established TELKOM’s nomination and remuneration committee on May 20, 2003. The committee was tasked with formulating: (a) selection criteria and nomination procedures for Commissioners and Directors; and (b) a compensation system for Commissioners and Directors for the 2003 fiscal year. In accordance with its mandate from the BoC, the committee delivered its report regarding its activities during the 2004 Annual General Meeting of TELKOM’s stockholders.
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
      On January 28, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004, TELKOM used the loan proceeds to repurchase the remaining outstanding promissory notes that TELKOM had issued as consideration for the purchase of Pramindo’s shares. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own and, as of the date of this Annual Report, TELKOM owns 100% of Pramindo.
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
Interconnection Agreement with Indosat
      On September 23, 2005, TELKOM signed an Interconnection Agreement with PT Indosat, Tbk. This agreement provides for the interconnection (i) of TELKOM’s local fixed line network with Indosat’s long-distance fixed line network; (ii) of Indosat’s local fixed line network with TELKOM’s long-distance fixed line network; (iii) between TELKOM’s and Indosat’s long-distance fixed line networks; (iv) of TELKOM’s domestic fixed line network with Indosat’s international fixed line network; and (v) Indosat’s local fixed line network with TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. This agreement replaces previous interconnection agreements with Indosat, namely (i) Interconnection Agreement and the Settlement of Interconnection Financial Rights and Obligations No. PKS 162/HK81OPSAR-00/2002 — 26/DNI/HK720/02 dated September 3, 2002 as has been amended with Addendum No. PKS 56/HK.810/JAR-30/2005 — 065/100-ICO/REL/2005 dated March 31, 2005, to the limit of the provisions regulating on interlocal interconnection; (ii) Agreement on the Performance of Telecommunications Services No. 63/HK.800/UTA-00/97 — 092/DRU.HK.720/97 dated August 21, 1997; and (iii) Interconnection Agreement No. 64/HK.81OPSAR-00/97 — 1000/NDN/HK.720/97 dated August 21, 1997.
      On December 1, 2005, TELKOM and Indosat entered into another interconnection agreement enabling each party’s customers to make domestic calls between Indosat’s mobile network and TELKOM’s fixed line network and allowing Indosat’s mobile customers to access TELKOM’s IDD service by dialing “007”. This agreement overrides those existing interconnection agreements relating to TELKOM’s fixed line network and Indosat’s mobile network. This agreement is valid for three years from its execution date, and thereafter, may be amended upon agreement by both parties.
Contract with Orbital Sciences Corporation
      On October 24, 2002, TELKOM signed a contract with Orbital Sciences Corporation, a U.S. company which develops and manufactures affordable space systems for commercial, civil government and military customers, to develop the TELKOM-2 satellite, a geosynchronous communication satellite based on Orbital’s STAR-2 platform. The contract has been amended on several occasions. Under the First Amendment dated December 15, 2003, the total fixed cost payable by TELKOM was US$73 million, which was fully paid by TELKOM in July 2005. Pursuant to the Fifth Amendment dated August 30, 2005, TELKOM agreed to pay US$148,215 to Orbital Sciences Corporation to extend the service years of the satellite. The Fifth Amendment also amended the scheduled payment of “Milestone 15” from US$2,000,000 to US$1,851,785. TELKOM replaced its Palapa B-4 satellite with the TELKOM-2 satellite in November 2005. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders with transponder specifications similar to those of the TELKOM-1 satellite. The TELKOM-2 satellite has been designed for 15 years of in-orbit life. TELKOM expects that the satellite will support its national as well as regional communications network for voice, video and data communications. The satellite was launched into geo-synchronous orbit 22,300 miles above the earth and operates in geostationary orbit position located at 118 degrees east longitude.
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
Master of Procurement Partnership Agreement (MPPA) with Samsung Consortium
      On October 9, 2002, TELKOM signed an Initial Purchase Order Contract for CDMA 2000 IX with a consortium lead by Samsung Corporation (“Samsung Consortium”) for BSS procurement in Regional Divisions V, VI and VII and on December 23, 2002, TELKOM signed a Master Procurement Partnership Agreement (“MPPA”) for the construction of Network and Switching Subsystem (“NSS”) nationwide and BSS for Regional Divisions IV, V, VI and VII. As of December 31, 2005, TELKOM’s remaining purchase commitment in connection with this MPPA amounted to US$5.6 million and Rp.1,826 million.
      Samsung Consortium shall service and maintain the CDMA 2000 IX system that it constructs pursuant to a Service Level Agreement dated the same date as the MPPA in return for annual consideration of US$11.6 million.
Master of Procurement Partnership Agreement (MPPA) with Ericsson CDMA Consortium
      TELKOM and a consortium led by Ericsson (“Ericsson CDMA Consortium”) have entered into a Master of Procurement Partnership Agreement (“MPPA”) on December 23, 2002 for the construction of BSS for Regional Division II. As of December 31, 2005, TELKOM’s remaining purchase commitment in connection with this MPPA amounted to US$6.8 million and Rp.12,753 million.
      Ericsson CDMA Consortium shall service and maintain the CDMA 2000 IX system that it constructs pursuant to a Service Level Agreement dated the same date as the MPPA in return for the annual consideration of US$5.3 million.
Master of Procurement Partnership Agreement (MPPA) with PT INTI
      TELKOM and PT INTI signed a Master of Procurement Partnership Agreement on August 26, 2003, whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with TELKOM’s existing network and all ancillary services relating thereto in West Java and Banten. As of December 31, 2005, TELKOM’s remaining purchase commitment in connection with this MPPA amounted to US$355,275 and Rp.233 million.
      PT INTI will service and maintain the CDMA 2000 IX system that it constructs pursuant to a Service Level Agreement dated the same date as the MPPA in return for the annual consideration of US$2.3 million.
Partnership Agreement with Siemens Consortium
      TELKOM entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003, for the development, procurement and construction of a backbone transmission network in Kalimantan and Sulawesi, a related network management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT LEN Industri and Corning Cable System Gmbh & Co. K.G. The consideration payable by TELKOM for the fiber optic networks was US$3.8 million plus Rp.74.0 billion (for the network located within Kalimantan) and US$3.8 million plus Rp.70.7 billion (for the network located within Sulawesi). On March 14, 2005, the parties amended the Partnership Agreement with respect to the scope of agreement, work schedule and location, and agreed to increase the contract price to Rp.157.4 billion plus US$7.7 million. The development project was completed in May 2005.

PSTN Regional Junction in Jakarta Area
      On February 8, 2002, TELKOM signed an agreement with Olex-Lucent-Brimbun for the award of the PSTN Regional Junction Regional Division II Work, which encompasses SDH Transmission System, Optical Fibre, NMS and other services. The agreement has been amended several times, the latest being on December 4, 2003. As of the latest amendment to the agreement, the total cost of services and equipment is set at US$28.8 million and Rp.123.2 billion, respectively. The contract expired in 2004.

Master of Procurement Partnership Agreement (MPPA) with Motorola
      On March 24, 2003, TELKOM signed a Master of Procurement Partnership Agreement (“MPPA”) with Motorola, Inc. Under the MPPA, Motorola is obliged to construct a CDMA fixed wireless access network and integrate such network with TELKOM’s existing network and all ancillary services relating thereto in Regional Division I. As of December 31, 2005, TELKOM’s remaining purchase commitment in connection with this MPPA amounted to US$422,424 and Rp1,307 million.
      Motorola, Inc. will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$3 million.

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

Agreement for the Procurement of Softswitch System Class 4 with a consortium led by Santera-Olex
      On December 18, 2003, TELKOM entered into an agreement with a consortium led by Santera-Olex for the construction and procurement of a softswitch system (class 4) and the improvement of switching capacity in the existing switching system in Jakarta, Bandung and Surabaya. Pursuant to the terms of this agreement, TELKOM was to pay US$4.0 million and Rp.2.5 billion. On March 4, 2004, the parties amended the agreement with respect to the scope of work and work schedule, and agreed to reduce the Rupiah portion of the consideration to Rp.2.2 billion. The work was completed in December 2004.

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

Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java)
      On December 5, 2001, TELKOM entered into a partnership agreement with a consortium consisting of Sumitomo Corporation, NEC Corporation and PT Nasio Karya Pratama for the development of a high quality PSTN Regional Junction for Regional Division V (East Java). The scope of work includes the development of a SDH transmission system, as well as the provision of ancillary fiber optic and other related equipment. TELKOM was initially obligated to pay Japanese Yen 3.7 billion and Rp.125.5 billion (which is inclusive of value-added tax). The parties agreed to add another partner, PT Communication Cable System Indonesia, to the consortium on September 27, 2002. In accordance with an amendment agreement dated December 11, 2003, the parties agreed to amend the contract price payable by TELKOM to Japanese Yen 1,258.8 million and Rp.188.8 billion (which is exclusive of value-added tax). In June 2004, the parties agreed to amend this agreement for the volume and scope of work and the project implementation period. The total contract price after this amendment is Rp.187.4 billion, or Japanese Yen 1.3 billion. The development project was completed in October 2004.

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

Acquisition of Dayamitra
      On May 17, 2001, TELKOM acquired 90.32% of the issued and fully paid shares of Dayamitra, the KSO VI Investor, for US$134.2 million (including consultant’s fee of US$3.3 million) and also purchased a call option and granted a put option with respect to the remaining 9.68% partner shares of Dayamitra for the amount of US$6.3 million which was fully paid in 2003. An initial payment of US$18.3 million was paid on the closing date of the transaction on May 17, 2001, US$8.9 million was paid on August 10, 2001 as an adjustment to the purchase price based on Dayamitra’s adjusted working capital and the balance of US$103.6 million was to be paid through an escrow account in eight quarterly installments of US$12.9 million each beginning on August 17, 2001 and TELKOM paid the last quarterly installment on May 17, 2003. On December 14, 2004, TELKOM exercised its call option to purchase, and acquired, the remaining 9.68% of the shares of Dayamitra, for an aggregate consideration of approximately US$22.1 million which represents the present value of the option strike price of US$16.2 million plus the option purchase price of US$6.3 million and payment for Dayamitra’s adjusted working capital of US$1.0 million. TELKOM is required to pay the option strike price less funds available in the escrow account on November 30, 2004 in 16 equal installments, the last of which is required to be made on March 26, 2006.

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
      Under the third agreement, dated April 25, 2005, TELKOM provided a similar indemnity to the second agreement, but with respect to inclusion of the audited 2001 financial statements in its Amendment No. 1 to 2003 Annual Report on Form 20-F/A.
Medium-Term Notes Issuance Agreement
      See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Medium-Term Notes”.
      See Exhibit 4.45 for an English summary of the terms and conditions of the MTN.

     NEC-Siemens Consortium
      On June 10, 2005, TELKOM entered into a partnership agreement with NEC-Siemens Consortium, a consortium consisting of NEC Corporation and PT Siemens Indonesia for the procurement and installation of Ring JASUKA Backbone amounting to US$46.9 million and Rp.169.6 billion. The scope of work under this agreement covers the procurement and installation of Ring JASUKA Backbone, which is the optical cable transmission system consisting of (i) Ring-I (Link Jakarta-Tanjung Pandan-Pontianak-Batam-Dumai-Pekanbaru-Palembang-Jakarta); and (ii) Ring-II (Link Medan-Padang-Pekanbaru-Medan).
      In July 2005, TELKOM entered into a supply contract with NEC Corporation for the Tanjung Pandan-Pontianak capacity expansion amounting to US$4,636,493.96, excluding 10% VAT. The scope of work under this agreement includes the procurement and installation of Ring JASUKA Backbone, which expands the capacity of the existing undersea optical cable transmission system.
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
      During the past 25 years, the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the U.S. Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the U.S. Dollar; and in September 1986, when the rate fell from Rp.1,134 to Rp.1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward against the U.S. Dollar by about 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2005, the average rate of Rupiah to the U.S. Dollar was Rp.9,710, with the highest and lowest rates being Rp.10,800 and Rp.9,133 respectively.

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
      As used herein, the term “U.S. Holder” means a holder of ADSs or shares of Common Stock who is (i) a citizen or resident of the United States for United States federal income tax purposes; (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

Taxation of Distributions
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of a distribution with respect to ADSs or shares of Common Stock (other than certain pro rata distributions of ADSs or shares of Common Stock or rights to subscribe for ADSs or shares of Common Stock), without reduction for Indonesian taxes withheld, will be treated as a dividend subject to tax as ordinary income on the date of receipt by the Depositary or the holder of such ADSs or shares of Common Stock, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such dividend income at a maximum U.S. federal rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided certain requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a PFIC) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the income tax treaty between Indonesia and the United States as in effect as of the date of this Annual Report meets the requirements described in clause (i) above and the Company believes that it would be eligible for the benefits of such treaty. In addition, because the ADSs are listed on the New York Stock Exchange, an established securities market in the United States, they would under Treasury Department guidelines be considered to be readily tradeable on that exchange. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce such holder’s tax basis in such ADSs or shares of Common Stock. To the extent that the remaining portion of the distribution is in excess of such basis, that amount will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction otherwise allowed under Section 243 of the Code for distributions to domestic corporations in respect of distributions on ADSs or shares of Common Stock.
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
A.     Disclosure About Market Risk
General
      The Company is exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of its long-term investments. The Company does not generally hedge its long-term foreign currency liabilities as it believes that the expenses associated with fully hedging such liabilities are not justified. Instead the Company hedges its obligations for the current year. As of December 31, 2005, foreign currency time deposits provided approximately 32.25% coverage against foreign currency denominated current liabilities. The Company’s exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets, the rates for which are reset periodically. The Company’s exposure to such market risks fluctuated significantly during 2003, 2004 and 2005 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. The Company is not able to predict whether such conditions will continue during the remainder of 2006 or thereafter.
     Interest Rate Risk
      The Company’s exposure to interest rate fluctuations results primarily from floating rate long-term debt pursuant to loans under the Government on-lending program which have been used to finance the Company’s capital expenditures which bear interest at rates for the Rupiah portion based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% or based on floating interest rates offered by the lenders plus 5.25% and for the non-Rupiah portion based on floating interest rate offered by the lenders plus 0.5%. See Note 22 to the Company’s consolidated financial statements. To the extent interest rates in Indonesia fluctuate significantly, the Company’s interest obligations under its long-term debt could increase.
      The table below provides information about the Company’s material financial instruments, some of which are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in Rupiah, U.S. Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered in effect as of December 31, 2005 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2005 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average 3-month deposit rate offered by the lenders; (iii) variable interest rates on U.S. Dollar deposits are based on interest rates offered by the various lending institutions to the Republic of Indonesia as of December 31, 2005; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2005. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the Company’s consolidated financial statements and accordingly amounts shown in the table may vary from amounts shown in the Company’s consolidated financial statements.

	Outstanding Balance as at
	December 31, 2005			Expected Maturity Date

	Foreign	Rp.							2011-	Fair
	Currency	Equivalent	Rate	2006	2007	2008	2009	2010	2025	Value

	(in	(Rp. in								(Rp. in
	million)	million)	(%)							million)
					(Rp. in million)
ASSETS
Fixed Rate
Cash and cash equivalents
Time deposit
Rupiah
Principal		3,642,172		3,642,172						3,642,172
Interest			9.95
U.S. Dollar
Principal	72.32	710,497		710,497						710,497
Interest			3.46
Euro
Principal	56.55	659,372		659,372						659,372
Interest			1.65
Temporary Investments-Available-for- Sale Securities
Rupiah		22,064		22,064						22,064
LIABILITIES
Short-term bank loans
Variable Rate
Rupiah
Principal	170,000.00	170,000		170,000						170,000
Interest			13.1	1,951
Fixed Rate
Rupiah
Principal	3,800.00	3,800		3,800						3,800
Interest			14.1	225

	Outstanding Balance as at
	December 31, 2005			Expected Maturity Date

	Foreign	Rp.							2011-	Fair
	Currency	Equivalent	Rate	2006	2007	2008	2009	2010	2025	Value

	(in	(Rp. in								(Rp. in
	million)	million)	(%)							million)
					(Rp. in million)
Long-term debts(1)
Variable Rate
Rupiah
Principal	1,955,132.87	1,955,133		301,631	249,265	189,326	190,831	167,431	856,649	1,619,930
Interest			8.8	158,346	128,874	111,129	94,978	79,037	343,408
U.S. Dollar
Principal	198.21	1,949,211		336,020	336,020	278,994	142,597	142,597	712,983	1,894,189
Interest			5.0	90,611	74,967	59,356	48,591	41,020	91,603
Euro
Principal	36.68	427,718		171,087	171,087	85,544	—	—	—	422,954
Interest			3.3	12,226	6,640	1,184	—	—	—
Fixed Rate
Rupiah
Principal	1,880,065.08	1,880,065		178,921	1,480,643	28,301	35,090	43,060	114,083	1,948,814
Interest			15.3	282,853	174,127	48,090	40,766	31,615	28,724
U.S. Dollar
Principal	614.61	6,044,691		1,143,380	1,074,262	1,111,291	1,072,564	1,050,847	592,347	6,034,323
Interest			5.7	339,866	273,480	205,022	133,489	63,707	102,450
Japanese Yen
Principal	15,527.59	1,302,575		95,876	95,876	80,147	64,417	64,417	901,841	1,432,071
Interest			3.1	38,364	36,508	33,588	31,282	29,285	200,474

(1)	Long-term debts consist of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisitions and long-term bank loans, in each case including their current maturities.
     Exchange Rate Risk
      The Company’s exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in U.S. Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound Sterling. For a description of the Company’s foreign currency assets and liabilities, see Note 52 to the Company’s consolidated financial statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.
      The table below provides information about the Company’s financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company’s reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Euro, Singapore Dollar, Great Britain Pound Sterling and Japanese Yen debt obligations and term deposits and the Company’s accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on assumptions for the exchange rates for U.S. Dollar as well as other currencies, which are based on the selling and buying rates quoted by Reuters on December 31, 2005, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2005 were Rp.9,825 and Rp.9,835 to US$1.00, respectively. Telkomsel applied the Bank Indonesia middle buy and sell rate for its monetary asset and liabilities which was Rp.9,830 to US$1.00 as of December 31, 2005. However, no assurance can be given that such assumptions will be correct for future periods.

Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

	Outstanding Balance
	as at
	December 31, 2005		Expected Maturity Date

	Foreign	Rp.						2011-	Fair
	Currency	Equivalent	2006	2007	2008	2009	2010	2024	Value

	(in	(Rp. in
	millions)	million)	(Rp. in million)
ASSETS
Cash and cash equivalents
U.S. Dollar	81.96	805,489	805,489						805,489
Japanese Yen
Euro	59.14	689,472	689,472						689,472
Trade accounts receivable
U.S. Dollar	21.10	207,311	207,311						207,311
Other accounts receivable
U.S. Dollar	0.30	2,910	2,910						2,910
Euro	0.01	88	88						88
Other current assets
U.S. Dollar	13.63	133,926	133,926						133,926
Advances and other non- current assets
U.S. Dollar	2.25	22,162	22,162						22,162
Escrow accounts
U.S. Dollar	12.89	126,128	126,128						126,128
LIABILITIES
Trade accounts payable
Related parties
U.S. Dollar	15.09	148,423	148,423						148,423
Third parties
U.S. Dollar	125.40	1,223,050	1,223,050						1,233,050
Euro	68.30	796,343	796,343						796,343
Great Britain Pound Sterling	0.00	14	14						14
Japanese Yen	66.03	5,508	5,508						5,508
Singapore Dollar	0.01	33	33						33
Accrued expenses
U.S. Dollar	21.01	206,639	206,639						206,639
Japanese Yen	52.85	4,433	4,433						4,433
Singapore Dollar	0.42	2,497	2,497						2,497
Euro	8.79	102,509	102,509						102,509
Advances from customers and suppliers
U.S. Dollar	0.15	1,474	1,474						1,474
Long-term debts(1)
U.S. Dollar	812.82	7,993,902	1,479,401	1,410,282	1,390,285	1,215,160	1,193,444	1,305,330	7,928,512
Japanese Yen	15,527.59	1,302,575	95,876	95,876	80,147	64,417	64,417	901,841	1,432,071
Euro	36.68	427,718	171,087	171,087	85,544	—	—	—	422,954

(1)	Long-term debts for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, notes and bonds, in each case including their current maturities.

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
      There are no defaults, dividend arrearages or delinquencies to which this Item applies. But see Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness” for information on covenant defaults for which waivers have been obtained.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      Not applicable.

ITEM 15.	CONTROL AND PROCEDURES
Disclosure Controls and Procedures
      TELKOM has a disclosure committee comprised of 14 senior members from various departments and chaired by the Director of Finance. The disclosure committee’s role is to support TELKOM’s management in designing and evaluating TELKOM’s disclosure controls and procedures and participating in the disclosure process. TELKOM formally established its disclosure committee on February 18, 2005. Since its formal establishment, the disclosure committee has established internal work procedures relating to the preparation of various disclosure materials for quarterly and annual reporting, including TELKOM’s annual report on Form 20-F. The establishment of the disclosure committee formalized the previous disclosure process where designated senior employees from various departments were responsible for assisting with the necessary disclosures, while the department heads were responsible for reviewing of such disclosure materials.
      TELKOM’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of TELKOM’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2005. TELKOM’s principal executive officer and principal financial officer concluded, based on their evaluation, as of December 31, 2005, that the design and operation of TELKOM’s disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and is accumulated and communicated to TELKOM’s management, including TELKOM’s President Director and Director of Finance, to allow timely decisions regarding required disclosure.
Internal Controls over Financial Reporting
      In connection with the audit of our financial statements, reportable conditions (as defined under standards established by the American Institute of Certified Public Accountants) relating to TELKOM’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) were identified and communicated by PwC in their report dated January 9, 2004 and delivered to

TELKOM on January 12, 2004, and discussed by PwC with the Board of Directors on January 14, 2004 and with the Board of Commissioners and the Audit Committee on January 16, 2004, in connection with its audit of the consolidated financial statements as of and for the year ended December 31, 2002. Reportable conditions were also identified and communicated by KPMG to TELKOM and its Audit Committee on June 29, 2004, July 2005 and May 2006 in connection with its audit of the consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005, respectively. Both PwC and KPMG identified the same material weaknesses based on their respective audits of TELKOM. Both PwC and KPMG informed TELKOM that they were unable to determine when such material weaknesses first arose, as such material weaknesses appeared to exist prior to the commencement of their respective audit periods. Both PwC and KPMG informed the Audit Committee that they had identified “reportable conditions” each of which constituted a “material weakness” (as each such term is defined under standards established by the American Institute of Certified Public Accountants) in TELKOM’s internal control over financial reporting with respect to: (1) inadequate personnel resources with sufficient knowledge and experience in the application of Indonesian GAAP and US GAAP accounting principles because TELKOM did not have sufficient personnel in its accounting department with expertise in applying Indonesian GAAP to complicated accounting issues or in identifying and applying differences in accounting treatments under Indonesian GAAP and U.S. GAAP; (2) deficiencies in the organizational structure of the accounting department, including the oversight function for accounting and financial reporting because there was inadequate management, supervision and review for the accounting functions; (3) inadequate internal processes for the assessment of critical, significant and judgmental accounting areas; accordingly, when a set of facts gave rise to critical or significant accounting issues or raised significant issues of judgment, such issues were not always properly identified, or, even if properly identified, the appropriate experts were not always consulted and issues of judgment were not always elevated to the appropriate level of management or the Audit Committee; and (4) insufficient written policies and procedures for the accounting and financial reporting function, insufficient knowledge of and compliance with, existing policies and procedures among relevant personnel and insufficient emphasis by the internal audit function on the foregoing; in particular, accounting and financial reporting personnel did not have objective written policies and procedures to follow when addressing significant accounting and financial reporting issues and so such issues were not always dealt with in a consistent manner, and the internal audit function did not focus on identifying or identify this issue as well as the other reportable conditions identified herein.
      In response to the matters identified by TELKOM’s external auditors, under the supervision of the Audit Committee, in January 2004 TELKOM’s senior management directed that TELKOM dedicate resources and take steps to strengthen control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate TELKOM’s consolidated financial statements which include among others: (i) an assessment of the organizational structure of the finance department, including to determine additional resources which need to be dedicated to it; (ii) the enhancement of all finance-related policies and procedures covering accounting and financial reporting; (iii) the improvement of standard documentations requirements for the assessment of critical, significant and judgmental accounting areas; (iv) the improvement of understanding of relevant Indonesian GAAP and U.S. GAAP accounting principles and financial reporting responsibilities across all business units through intensive and continuing education and training and proactive consultations with advisors on technical matters as they relate to TELKOM’s financial reporting; and (v) modification of the mandate of TELKOM’s internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal control over financial reporting.
      Since 2004, TELKOM has taken a number of steps specifically aimed at addressing the senior management’s directions on the foregoing. Such steps include:

(1) TELKOM carried out a recruitment exercise for accountancy graduates and provided regular training programs on accounting and financial reporting issues with emphasis on Indonesian and U.S. GAAP. Since May 2004, TELKOM has provided additional information, resources and databases to its accounting staff by subscribing to various printed or on-line accounting publications.

(2) TELKOM over hauled its organization structure in respect of internal control over financial reporting to achieve the separation of each financial reporting function and also to bring qualified, knowledgeable employees to implement TELKOM’s improved financial reporting policies and procedures. In connection with the improvement of the oversight function, TELKOM’s senior management directed the addition of a new oversight function to its accounting organization structure to improve the assessment of critical, significant and judgmental accounting issues by establishing a new unit dedicated to the on-going review and monitoring of TELKOM’s internal control over financial reporting. As part of such efforts, TELKOM established its “Finance Center” on January 6, 2006. The Finance Center is a unit which directly reports to Finance Director and acts as a centralized decision making and execution body in relation to TELKOM’s financial reporting for all the business units. The unit is also responsible for supporting all the business units of TELKOM in all relevant financial areas, including its accounting function. Since the establishment of the Finance Center, the Accounting Department, which also directly reports to Finance Director and is a unit independent from Finance Center, focuses on reviewing financial statements produced by all the business units of TELKOM to ensure that the financial statements are prepared in accordance with generally accepted accounting principles.

(3) On April 13, 2006, TELKOM formally approved and issued revised accounting and financial reporting policies and related supplements, which take effect retroactively from January 1, 2006. Following the issuance of the revised accounting and financial reporting policies and the supplements, TELKOM is updating its accounting manuals and work procedures as operating guidelines for implementation of the new policies. Such revised accounting manuals and work procedures are expected to be finalized in the third quarter of 2006.

(4) To improve its internal control over financial reporting at the entity level and to incorporate the best corporate governance practices, TELKOM restructured its corporate organization and separated the Risk Management unit and Legal Compliance unit, each reporting directly to the CEO. Each of these units is responsible for ensuring TELKOM’s compliance with various internal and external rules and regulations in respect of financial reporting and minimizing TELKOM’s regulatory and business risks which may arise in conducting its accounting and financial reporting functions.

(5) Since 2004, in preparation for the compliance with Section 404 of Sarbanes-Oxley Act of 2002, TELKOM, in conjunction with Ernst & Young, has designed an internal control framework and protocol for all of its business processes. Since then, TELKOM has gradually adopted and implemented such new internal control system in its daily operations. Since December 2004, TELKOM has conducted walkthroughs and test-runs with respect to the implementation of the new internal controls, has made adjustments and also taken remedial steps where appropriate to evaluate and monitor the implementation of the Directors’ Decree on Internal Control. TELKOM plans to implement these regular tests and remedy problems identified through such tests on a regular basis. In addition, TELKOM, also in conjunction with Ernst & Young, reviewed the implementation of its information technology-related general controls. Such review was completed on July 15, 2005.

(6) Since December 2004, TELKOM has modified the mandate of its internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal control over financial reporting. Since April 2005, with the assistance of Ernst & Young, TELKOM has also been assessing the roles and functions of its Internal Audit Unit to ensure compliance with the Sarbanes-Oxley Act of 2002.

ITEM 16.     RESERVED
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
      The Board of Commissioners has determined that Mr. Sahat Pardede, a member of TELKOM’s Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Pardede has been a member of TELKOM’s Audit Committee since February 17, 2004. Prior to his appointment as a member of TELKOM’s Audit Committee, Mr. Pardede practiced, and is currently practicing, as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. Mr. Pardede graduated with a degree in accounting from the State College of Accountancy, Jakarta and holds a master degree in business administration from Saint Mary’s University, Canada. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Accountants.
ITEM 16B.     CODE OF ETHICS
      We have adopted a code of ethics in accordance with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002. Our code of ethics applies to our President Director, Finance Director (being our officers in equivalent positions to a Chief Executive Officer and a Chief Financial Officer) and persons performing similar functions as well as to our Commissioners, Directors and other officers and employees. Our code of ethics may be viewed on our company web site at www.telkom-indonesia.com/hubunganinvestor/corporategovernance/–etikabisnis–2005.pdf. If we amend the provisions of our code of ethics that applies to our President Director, Finance Director and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our company web site at the same address.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table summarizes the aggregate fees billed to us by KPMG, during the fiscal years ended December 31, 2004 and 2005:

	Year Ended
	December 31,

	2004	2005

	(in Rp. million)
Audit Fees	19,274.6	42,390.3
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
A.     Audit Fees
      Audit fees in the above table are the aggregate fees billed by KPMG in 2004 and 2005, in each case in connection with the audit of our annual consolidated financial statements.
B.     Audit-Related Fees
      None.
C.     Tax Fees
      KPMG did not perform any tax compliance, tax advisory or tax planning services for TELKOM during the fiscal years ended December 31, 2004 and 2005.

D.     All Other Fees
      KPMG did not perform any other services for TELKOM during the fiscal years ended December 31, 2004 and 2005.
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
      Consistent with Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued thereunder, the charter of TELKOM’s audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by TELKOM to its independent registered public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself. Notwithstanding the foregoing, none of TELKOM’s independent public accounting firms performed non-audit services for TELKOM during the fiscal years ended December 31, 2004 and 2005.
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
      TELKOM relies on the general exemption under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934 with respect to the composition of its audit committee. For further information on the Rule 10A-3(c)(3) exemption, see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management — Board of Commissioners’ Committees” and Item 10. “Additional Information — B. Memorandum and articles of association — Committees”.
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
      See pages F-1 through F-147.
ITEM 19.     EXHIBITS
Exhibit 1 — The Articles of Incorporation of TELKOM, amended as of July 30, 2004, together with an English translation thereof.
Exhibit 2 — Not applicable.
Exhibit 3 — Not applicable.
Exhibit 4 — Material Contracts Exhibits:

4.1*	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.2*	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.3*	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.4*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.5*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.6*	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.7**	Kontrak Pengadaan Satelit TELKOM-2 (Contract on Procurement of TELKOM-2 Satellite) between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.8+	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.9**	Kontrak Jasa Peluncur Satelit TELKOM-2 (Agreement on Launch Services of TELKOM-2 Satellite) between TELKOM and Arianespace S.A., dated November 8, 2002.
4.10*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.

4.11*	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.12*	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.13*	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.
4.14*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.15*	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.16*	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.17*	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.18*	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.19**	Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.20+	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area between TELKOM and PT Bukaka SingTel International, dated January 14, 2003.
4.21*	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.22*	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.23*	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.24*	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.25*	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.26+	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.27+	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.28*	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.29*	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.30*	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.31*	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatera, dated June 12, 2003.

4.32*	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.33*	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.34+	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.
4.35*	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.36*	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.37*	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.38*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.39+	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.40+	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.41+	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.42+	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.
4.43++	Medium Term Notes Issuance Agreement dated December 13, 2004 (English summary).
4.44++	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated April 25, 2005.
4.45	Supply Contract For The Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-SIEMENS CONSORTIUM, dated June 10, 2005.
4.46	Supply Contract For Capacity Expansion of Submarine Cable System Tanjung Pandan-Pontianak between TELKOM and NEC Corporation, dated July 2005.
*	Filed with Amendment No. 2 to the Annual Report of Form 20-F/ A for the year ended December 31, 2002 filed February 9, 2004 and incorporated herein by reference.
**	Filed with original Annual Report on Form 20-F for the year ended December 31, 2002 filed April 17, 2003 and incorporated herein by reference.
+	Filed with original Annual Report on Form 20-F for the year ended December 31, 2003 filed June 30, 2004 and incorporated herein by reference.
++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2004 filed July 15, 2005 and incorporated herein by reference.
      Exhibit 5 — Not applicable.
      Exhibit 6 — Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 shares in 2003, 2004 and 2005. TELKOM does not have potentially dilutive ordinary shares.
      Exhibit 7 — Not applicable.

      Exhibit 8 — List of subsidiaries as of December 31, 2005:

Name Under Which
Subsidiary Conducts
Name of Subsidiary	Jurisdiction of Incorporation	its Business

PT AriaWest International	Indonesia	AriaWest
PT Multimedia Nusantara	Indonesia	Metra
PT Graha Sarana Duta	Indonesia	GSD
PT Indonusa Telemedia	Indonesia	Indonusa
PT Dayamitra Telekomunikasi	Indonesia	Mitratel
PT Telekomunikasi Selular	Indonesia	Telkomsel
PT Napsindo Primatel Internasional	Indonesia	Napsindo
PT Infomedia Nusantara	Indonesia	Infomedia
PT Pramindo Ikat Nusantara	Indonesia	Pramindo
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
      Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.
      Exhibit 14 — Not applicable.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 23rd day of June, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Arwin Rasyid

ARWIN RASYID
President Director

Date: June 23, 2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
No. L.05 — 3737 — 06/US
The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:
We have audited the consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of PT Telekomunikasi Selular (“Telkomsel”), a 65 percent-owned subsidiary, for the year ended December 31, 2003, which financial statements reflect total revenues constituting 40 percent of the related consolidated total. Those financial statements, which were prepared on the basis of accounting principles generally accepted in Indonesia, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 2003 amounts included for Telkomsel, including information relating to the nature and effect of differences between accounting principles generally accepted in Indonesia and accounting principles generally accepted in the United States of America, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Indonesia.
As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of PSAK No. 24 (Revised 2004), “Employee Benefits,” and PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” in 2005.
The consolidated financial statements as of and for the year ended December 31, 2004, have been restated to reflect the adoption of PSAK No. 24 (Revised 2004).
Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 54 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States Dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indonesian Rupiah have been translated into dollars on the basis as set forth in Note 3 to the consolidated financial statements.
Kantor Akuntan Publik Siddharta Siddharta & Widjaja
Member Firm of KPMG International
License No.: KEP-232/KM.6/2002

Lucas Kurniawan, BAP
Public Accountant License No. 04.1.0934
Jakarta-Indonesia, June 8, 2006, except for Note 54, as to which the date is June 16, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE STOCKHOLDERS OF
PT TELEKOMUNIKASI SELULAR AND SUBSIDIARY
We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and cash flows of PT Telekomunikasi Selular (the “Company”) and its subsidiary (collectively the “Group”) for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations, and consolidated cash flows of the Group for the year ended December 31, 2003, in conformity with generally accepted accounting principles in Indonesia.
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
JAKARTA
April 8, 2004
Drs. Irhoan Tanudiredja BAP
License of Public Accountant No. 99.1.0683

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)
ASSETS

	Notes	2004	2005

		Rp	Rp	US$ (Note 3)
		(As restated)
CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,45	4,856,123	5,374,684	546,763
Temporary investments	2c,2g,45	19,949	22,064	2,245
Trade accounts receivable	2c,2h,7,45
Related parties — net of allowance for doubtful accounts of Rp64,928 million in 2004 and Rp84,275 million in 2005		419,104	530,370	53,954
Third parties — net of allowance for doubtful accounts of Rp457,138 million in 2004 and Rp601,393 million in 2005		2,899,999	3,047,539	310,024
Other accounts receivable — net of allowance for doubtful accounts of Rp9,236 million in 2004 and Rp4,402 million in 2005	2c,2h,45	55,769	153,247	15,589
Inventories — net of allowance for obsolescence of Rp54,733 million in 2004 and Rp48,347 million in 2005	2i,8	203,085	220,327	22,413
Prepaid expenses	2c,2j,9,45	628,069	777,869	79,132
Prepaid taxes	39a	77,228	18,913	1,924
Other current assets	2c,10,45	44,608	159,537	16,230

Total Current Assets		9,203,934	10,304,550	1,048,274

NON-CURRENT ASSETS
Long-term investments — net	2g,11	82,613	101,400	10,315
Property, plant and equipment — net of accumulated depreciation of Rp29,297,163 million in 2004 and Rp37,092,663 million in 2005	2k,2l,12	39,572,099	45,643,243	4,643,260
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp694,570 million in 2004 and Rp458,234 million in 2005	2m,13,48	499,127	549,405	55,891
Prepaid pension benefit costs	2q,42	1,362	640	65
Advances and other non-current assets	2c,14,45	1,372,351	946,037	96,240
Goodwill and other intangible assets — net of accumulated amortization of Rp1,846,034 million in 2004 and Rp2,764,187 million in 2005	1c,2d,15	5,411,425	4,493,272	457,098
Escrow accounts	16,45	36,281	132,497	13,479

Total Non-current Assets		46,975,258	51,866,494	5,276,348

TOTAL ASSETS		56,179,192	62,171,044	6,324,622

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)
LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2004	2005

		Rp	Rp	US$ (Note 3)
		(As restated)
CURRENT LIABILITIES
Trade accounts payable	2c,17,45
Related parties		643,094	1,014,389	103,193
Third parties		3,611,456	4,281,285	435,533
Other accounts payable		5,073	6,677	679
Taxes payable	2r,39b	1,592,479	2,469,765	251,248
Dividends payable		62,689	3,276	333
Accrued expenses	2c,18,45	1,051,366	1,521,247	154,756
Unearned income	19	1,030,000	1,592,718	162,026
Advances from customers and suppliers		278,430	223,086	22,694
Short-term bank loans	2c,20,45	1,101,633	173,800	17,681
Current maturities of long-term liabilities	2c,21,45	2,300,822	2,226,925	226,544

Total Current Liabilities		11,677,042	13,513,168	1,374,687

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2r,39e	2,927,567	2,391,810	243,317
Unearned income on revenue-sharing arrangements	2m,13,48	360,332	425,484	43,284
Unearned initial investor payments under joint operation scheme	2n,47	20,453	7,311	744
Accrued long service awards	2c,2q,43,45	449,841	524,524	53,360
Accrued post-retirement health care benefits	2c,2q,44,45	2,983,707	3,048,021	310,073
Accrued pension and other post-retirement benefit costs	42	1,479,918	1,330,664	135,368
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,22,45	5,363,283	4,760,199	484,252
Notes and bonds	23	2,331,465	1,456,669	148,186
Bank loans	2c,24,45	1,775,799	1,752,104	178,240
Liabilities of business acquisitions	25	3,743,317	3,127,959	318,205
Obligations under capital leases	2l,12	—	235,537	23,961

Total Non-current Liabilities		21,435,682	19,060,282	1,938,990

MINORITY INTEREST	26	4,938,432	6,305,193	641,423

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	512,716
Additional paid-in capital	28	1,073,333	1,073,333	109,190
Difference in value of restructuring transactions between entities under common control	29	(7,288,271)	90,000	9,156
Difference due to change of equity in associated companies	2g	385,595	385,595	39,226
Unrealized holding gain (loss) on available-for-sale securities	2g	884	(748)	(76)
Translation adjustment	2g	229,595	233,253	23,729
Retained earnings
Appropriated		1,680,813	1,803,397	183,458
Unappropriated		17,006,087	14,667,571	1,492,123

Total Stockholders’ Equity		18,128,036	23,292,401	2,369,522

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		56,179,192	62,171,044	6,324,622

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	Notes	2003	2004	2005

		Rp	Rp	Rp	US$ (Note 3)
			(As restated)
OPERATING REVENUES
Telephone	2p,30
Fixed lines		8,896,865	10,645,021	10,781,252	1,096,770
Cellular		8,458,830	10,421,298	14,570,958	1,482,295
Interconnection	2p,31,45	4,162,148	6,187,981	7,742,084	787,598
Joint operation schemes	2n,32,47	1,486,307	656,614	588,647	59,883
Data and Internet	33	3,108,562	4,808,742	6,934,324	705,425
Network	34	517,865	654,309	586,636	59,678
Revenue-sharing arrangements	2m,35,48	258,464	280,576	302,282	30,751
Other telecommunications services		226,882	293,225	301,001	30,620

Total Operating Revenues		27,115,923	33,947,766	41,807,184	4,253,020

OPERATING EXPENSES
Personnel	36	4,440,096	4,909,965	6,563,047	667,655
Depreciation	2k,2l,2m,12,13	4,779,520	6,438,557	7,570,739	770,167
Write-down of assets	2k,12	—	—	616,768	62,743
Loss on procurement commitments	12	—	—	79,359	8,073
Operations, maintenance and telecommunication services	37	3,338,693	4,529,587	5,916,341	601,866
General and administrative	38	2,078,777	2,599,847	2,763,951	281,175
Marketing		502,898	881,930	1,126,229	114,571

Total Operating Expenses		15,139,984	19,359,886	24,636,434	2,506,250

OPERATING INCOME		11,975,939	14,587,880	17,170,750	1,746,770

OTHER INCOME (EXPENSES)
Interest income	45	366,024	317,941	344,686	35,065
Interest expense	45	(1,383,446)	(1,270,136)	(1,177,268)	(119,763)
Gain (loss) on foreign exchange — net	2e	126,121	(1,220,760)	(516,807)	(52,574)
Equity in net income of associated companies	2g,11	2,819	3,420	10,879	1,107
Others — net		364,338	331,050	409,184	41,626

Other income (expenses) — net		(524,144)	(1,838,485)	(929,326)	(94,539)

INCOME BEFORE TAX		11,451,795	12,749,395	16,241,424	1,652,231
TAX EXPENSE	2r,39c
Current tax		(3,791,280)	(4,267,111)	(5,719,644)	(581,856)
Deferred tax		(69,810)	88,585	535,757	54,502

		(3,861,090)	(4,178,526)	(5,183,887)	(527,354)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		7,590,705	8,570,869	11,057,537	1,124,877
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	26	(1,503,478)	(1,956,301)	(3,063,971)	(311,696)

NET INCOME		6,087,227	6,614,568	7,993,566	813,181

BASIC EARNINGS PER SHARE	2s,40
Net income per share		301.95	328.10	396.51	0.04

Net income per ADS (40 Series B shares per ADS)		12,077.83	13,124.14	15,860.25	1.61

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference
				Transactions	Due to Change
			Additional	Between Entities	of Equity in		Retained Earnings		Total
		Capital	Paid-in	Under Common	Associated	Translation			Stockholders’
Description	Notes	Stock	Capital	Control	Companies	Adjustment	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003		5,040,000	1,073,333	(7,288,271)	424,020	235,665	745,404	14,383,466	14,613,617
Reclassification to the statement of income as a result of disposal of investment in Metrosel	11	—	—	—	(38,425)	—	—	—	(38,425)
Foreign currency translation of CSM	2g	—	—	—	—	(11,433)	—	—	(11,433)
Resolved during the Annual General Meeting of the Stockholders on May 9, 2003 Declaration of cash dividends	41	—	—	—	—	—	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	41	—	—	—	—	—	813,664	(813,664)	—
Net income for the year		—	—	—	—	—	—	6,087,227	6,087,227

Balance as of December 31, 2003		5,040,000	1,073,333	(7,288,271)	385,595	224,232	1,559,068	16,318,920	17,312,877

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference
				Transactions	Due to Change	Unrealized
			Additional	Between Entities	of Equity in	Holding Gain on		Retained Earnings		Total
		Capital	Paid-in	Under Common	Associated	Available-for-Sale	Translation			Stockholders’
Description	Notes	Stock	Capital	Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,920	17,312,877
Cumulative effect due to change in method of accounting for employee benefits, net of tax effect of Rp600,059 million	2q,4	—	—	—	—	—	—	—	(2,618,665)	(2,618,665)

Balance as of January 1, 2004, as restated		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	13,700,255	14,694,212
Unrealized holding gain on available- for-sale securities	2g	—	—	—	—	884	—	—	—	884
Foreign currency translation of CSM	2g,11	—	—	—	—	—	5,363	—	—	5,363
Resolved during the Annual General Meeting of the Stockholders on July 30, 2004 Declaration of cash dividends	41	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	41	—	—	—	—	—	—	121,745	(121,745)	—
Declaration of interim cash dividends		—	—	—	—	—	—	—	(143,377)	(143,377)
Net income for the year		—	—	—	—	—	—	—	6,614,568	6,614,568

Balance as of December 31, 2004, as restated		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference	Unrealized
				Transactions	Due to	Holding Gain
				Between Entities	Change of Equity	(Loss) on		Retained Earnings		Total
		Capital	Additional	Under Common	in Associated	Available-for-Sale	Translation			Stockholders’
Description	Notes	Stock	Paid-in Capital	Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity

		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005, as restated		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036
Change in method of accounting for restructuring transactions between entities under common control	4	—	—	7,288,271	—	—	—	—	(7,288,271)	—
Unrealized holding loss on available- for-sale securities	2g	—	—	—	—	(1,632)	—	—	—	(1,632)
Foreign currency translation of CSM	2g,11	—	—	—	—	—	3,658	—	—	3,658
Compensation for early termination of exclusive rights	29	—	—	90,000	—	—	—	—	—	90,000
Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividends	41	—	—	—	—	—	—	—	(2,921,227)	(2,921,227)
Appropriation for general reserve	41	—	—	—	—	—	—	122,584	(122,584)	—
Net income for the year		—	—	—	—	—	—	—	7,993,566	7,993,566

Balance as of December 31, 2005		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2003	2004	2005

	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	8,201,928	10,084,558	10,668,915	1,085,342
Cellular	8,925,503	10,497,763	14,825,437	1,508,183
Interconnection — net	4,203,802	5,766,444	7,403,322	753,136
Joint operation schemes	1,195,563	547,487	614,652	62,528
Data and Internet	2,213,391	4,973,559	6,952,323	707,256
Other services	1,718,693	1,689,941	1,445,668	147,067

Total cash receipts from operating revenues	26,458,880	33,559,752	41,910,317	4,263,512
Cash payments for operating expenses	(8,861,797)	(12,270,643)	(14,954,742)	(1,521,337)

Cash generated from operations	17,597,083	21,289,109	26,955,575	2,742,175

Interest received	369,982	321,677	341,848	34,776
Income tax paid	(3,905,317)	(4,132,359)	(4,938,916)	(502,433)
Interest paid	(1,178,332)	(1,348,919)	(1,200,484)	(122,125)
Cash refund to customers and advances	(30,884)	(78,028)	(55,343)	(5,630)

Net Cash Provided by Operating Activities	12,852,532	16,051,480	21,102,680	2,146,763

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	1,895,199	285,264	227,633	23,157
Purchase of temporary investments and placements in time deposits	(679,500)	(404,268)	(226,054)	(22,996)
Proceeds from sale of property, plant and equipment	255,750	67,196	84,621	8,608
Proceeds from insurance claim	—	—	27,580	2,806
Acquisition of property, plant and equipment	(9,007,186)	(8,568,862)	(12,106,930)	(1,231,631)
Payment of advances for the purchase of property,plant and equipment	—	(1,063,382)	(212,187)	(21,586)
Decrease in advances and others	96,830	123,026	874	89
Acquisition of businesses, net of cash acquired	141,985	(27,797)	(4,000)	(407)
Payments of advances for investments in shares of stock	(14,338)	—	—	—
Acquisition of long-term investments	—	(9,290)	(4,250)	(432)
Sale of long-term investments	5,398	—	—	—

Net Cash Used in Investing Activities	(7,305,862)	(9,598,113)	(12,212,713)	(1,242,392)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(3,336,582)	(3,129,225)	(2,980,640)	(303,219)
Cash dividends paid to minority shareholders of subsidiaries	(402,004)	(682,366)	(1,694,261)	(172,356)
Increase in escrow accounts	(1,497,462)	(1,341,546)	(96,216)	(9,788)
Proceeds from (repayments of) short-term borrowings	(39,205)	1,062,183	(994,709)	(101,191)
Payments for debt issuance cost	—	(2,394)	—	—
Proceeds from Medium-term Notes	—	1,080,000	—	—
Repayments of Medium-term Notes	—	—	(470,000)	(47,813)
Redemption of Telkomsel’s notes	(160,509)	(504,101)	(780,565)	(79,406)
Proceeds from long-term borrowings	720,591	2,386,748	569,995	57,985
Repayments of long-term borrowings	(1,222,424)	(5,734,156)	(1,723,126)	(175,293)
Repayments of promissory notes	(239,821)	(40,008)	(164,186)	(16,703)
Repayments of obligations under capital leases	—	—	(5,643)	(574)

Net Cash Used in Financing Activities	(6,177,416)	(6,904,865)	(8,339,351)	(848,358)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2003	2004	2005

	Rp	Rp	Rp	US$ (Note 3)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(630,746)	(451,498)	550,616	56,013
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	26,148	213,149	(32,055)	(3,261)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,699,070	5,094,472	4,856,123	494,011

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,094,472	4,856,123	5,374,684	546,763

SUPPLEMENTAL CASH FLOW INFORMATION
Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debt	536,248	—	—	—
Payment of insurance premium through the incurrence of long-term debt	81,186	11,658	—	—
Conversion of receivables to long-term investments	13,500	—	—	—
Acquisition of subsidiary through the issuance of Promissory Notes	927,273	—	—	—
Acquisition of minority interest through the issuance of Promissory Notes	—	126,692	—	—
Acquisition of business through the incurrence of long-term liability	—	3,257,566	—	—
Acquisition of property, plant and equipment through capital leases	—	—	257,380	26,183
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 4 dated April 6, 2006, of Notary A. Partomuan Pohan, S.H., LLM., among others, to amend the directors’ authorities and responsibilities.
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
      The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.
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
      Based on press release No. 05/ HMS/ JP/ VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/ UM/ VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company (Note 29).
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2005 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono
President Director	:	Arwin Rasyid
Vice President Director/ Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar
      As of December 31, 2004 and 2005, the Company had 29,375 employees and 28,179 employees, respectively, while the subsidiaries had 5,282 employees and 5,825 employees, respectively.

b. Public offering of shares of the Company
      The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.
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
      On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.
      Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase up to a maximum of 5% of the Company’s issued and outstanding Series B shares for a total repurchase amount not exceeding Rp5,250,000 million. As of June 2, 2006, the Company has repurchased 8,373,500 shares of the Company’s issued and outstanding Series B shares, representing less than 0.05% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp61,4 billion (US$6.2 million).
      As of December 31, 2005, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 37,414,543 ADS shares were outstanding on either the New York Stock Exchange or London Stock Exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     c. Subsidiaries
      The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of			Total Assets Before
			Ownership		Start of	Eliminations
					Commercial
Subsidiaries	Domicile	Nature of Business	2004	2005	Operations	2004	2005

			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications	100	100	1995	1,604,405	1,356,634
		construction & services
PT AriaWest International	Bandung	Telecommunications	100	100	1995	1,416,225	1,127,772
PT Multimedia Nusantara	Jakarta	Pay TV	100	100	1998	22,116	53,738
PT Graha Sarana Duta	Jakarta	Real estate, construction	100	100	1982	69,227	101,910
		and services
PT Dayamitra Telekomunikasi	Balikpapan	Telecommunications	100	100	1995	641,249	622,662
PT Indonusa Telemedia	Jakarta	Multimedia	90	96	1997	72,080	66,445
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	19,557,557	25,754,321
PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	28,974	7,884
PT Infomedia Nusantara	Jakarta	Data and information	51	51	1984	333,738	376,160
		service
PT Pro Infokom Indonesia	Jakarta	System information	51	—	2003	1,261	—
		network
      The Company has indirect investments through its subsidiaries in the following companies:

				Ownership
				Percentage		Start of
			Nature of			Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2004	2005	Operations

				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi	Mauritius	Fund raising	100	100	2002
	Selular
Telkomsel Finance B.V	PT Telekomunikasi	Netherlands	Finance	—	100	2005
	Selular
Aria West International Finance B.V	PT AriaWest	Netherlands	Finance	100	100	1996
	International
PT Balebat Dedikasi Prima	PT Infomedia	Bogor	Printing	51	51	2000
	Nusantara

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

PT Pramindo Ikat Nusantara (“Pramindo”)
      Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo (Note 5b).

PT AriaWest International (“AWI”)
      AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5c).

PT Multimedia Nusantara (“Metra”)
      Metra is engaged in providing pay television and multimedia telecommunications services.
      On July 21, 2005, the annual general meeting of stockholders of Metra resolved to issue additional share capital totaling Rp26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)
      GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.
      On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 15).

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

PT Indonusa Telemedia (“Indonusa”)
      Indonusa is engaged in providing multimedia telecommunications services.
      On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11).
      Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.
      The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.

Telekomunikasi Selular Finance Limited (“TSFL”)
      Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Telkomsel Finance B.V. (“TFBV”)
      TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam (the Netherlands) on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

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

d. Authorization of the financial statements
      The consolidated financial statements were authorized for issue by the Board of Directors on June 8, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 54.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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

c. Transactions with related parties
      The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No. 7, “Related Party Disclosures.”

d. Acquisitions of subsidiaries
      The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contractual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.
      The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
      The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section (See Note 4).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

e. Foreign currency translation
      The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,280 and Rp9,300 to US$1 as of December 31, 2004, and Rp9,825 and Rp9,835 to US$1 as of December 31, 2005.
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

iii. Investments in associated companies
      Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.
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
      The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

i. Inventories
      Inventories, principally consist of components and modules, which are transferred to Property, Plant and Equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) card, Removable User Identity Module (“RUIM”) card and prepaid voucher blanks.
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

k. Property, plant and equipment — direct acquisitions
      Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation and impairment losses.
      Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	3-5
Vehicles	5-8
Other equipment	5
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

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
      Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

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
      MTR are recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. Interconnection revenues
      Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.
      Expenses are recognized on an accrual basis.

q. Employee benefits

i. Pension and post-retirement health care benefit plans
      The Company’s net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

ii. Long service awards (“LSA”)
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

iii. Early retirement benefits
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
      Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

s. Earnings per share and earnings per American Depositary Share (“ADS”)
      Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

t. Segment information
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

v. Use of estimates
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
      The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,830 to US$1 published by Reuters on December 31, 2005. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	CHANGES IN METHODS OF ACCOUNTING

a. Employee Benefits
      In June 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 24 (Revised 2004), “Employee Benefits” (PSAK 24R), which is a revision of PSAK No. 24, “Accounting for Pension Benefits.” PSAK 24R changes, for the Company, the method of accounting for its employee benefit plans by requiring the vested portion of prior service cost be immediately recognized and that the cumulative unrecognized actuarial gain or loss exceeding ten percent of the greater of the present value of the projected benefit obligation and the fair value of plan assets be amortized over the expected average remaining working lives of the employees participating in the plan.
      PSAK 24R requires the Company to adopt its provisions retrospectively as of January 1, 2004, (the “Transition Date”) by way of the recognition of: (i) a liability computed in accordance with the provisions of PSAK 24R determined as of the Transition Date (the “Transition Liability”) and (ii) the difference between the Transition Liability and the liability previously recognized for employee benefits as of the same date pursuant to then in effect accounting standards, as a cumulative effect of a change in method of accounting in stockholders’ equity. Accordingly, the Company has restated its accompanying consolidated balance sheet as of the Transition Date by increasing its liability for employee benefits previously reported by Rp3,218,724 million with a corresponding decrease in consolidated stockholders’ equity of Rp2,618,665 million, net of tax of Rp600,059 million. In addition, the adoption of PSAK 24R effective as of January 1, 2004, has resulted in an increase to previously reported net income for the year ended December 31, 2004 in the amount of Rp485,359 million, net of tax of Rp175,454 million.
      The effects of this restatement on previously reported consolidated financial statements as of and for the year ended December 31, 2004 for the application of PSAK 24R is summarized below. This restatement had no net effect on previously reported net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities in the consolidated statements of cash flows.

	As
	Previously
	Reported	As Restated

Balance sheet:
Assets:
Prepaid pension benefit costs	91,262	1,362
Total non-current assets	47,065,158	46,975,258
Total assets	56,269,092	56,179,192
Liabilities:
Deferred income tax liabilities — net	3,352,171	2,927,567
Accrued long service awards	572,303	449,841
Accrued post-retirement health care benefits	1,841,146	2,983,707
Accrued pension and other post-retirement benefits costs	32,007	1,479,918
Total non-current liabilities	19,392,276	21,435,682

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	As
	Previously
	Reported	As Restated

Stockholders’ equity:
Retained earnings — unappropriated	19,139,393	17,006,087
Total stockholders’ equity	20,261,342	18,128,036
Statement of income:
Operating expenses — personnel	5,570,778	4,909,965
Total operating expenses	20,020,699	19,359,886
Operating income	13,927,067	14,587,880
Income before tax	12,088,582	12,749,395
Tax expense	4,003,072	4,178,526
Net income	6,129,209	6,614,568
Net income per share — in full Rupiah amount	304.03	328.10
Net income per ADS — in full Rupiah amount	12,161.13	13,124.14

b. Restructuring Transactions Between Entities Under Common Control
      In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changes the Company’s method of accounting for previously recorded restructuring transactions between entities under common control when certain conditions are met. The provisions of PSAK 38R were effective for the Company beginning January 1, 2005, the initial application date.
      Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, the Company is required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005.
      As discussed in Note 29, the difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp7,288,271 million arose from transactions between the Company and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with the Company. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna share. In accordance with the BAPEPAM ruling, the Company has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no effect on net consolidated stockholders’ equity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	ACQUISITION OF KSO INVESTORS AND KSO IV

a. Dayamitra
      In connection with the acquisition of 90.32% of the shares of Dayamitra on May 17, 2001, the Company also entered into the following agreements:
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
      The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the then remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated net income would not have been significantly different from the reported amounts.
      As of December 31, 2004 and 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (equivalent Rp139,752 million) and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
US$15.0 million (equivalent Rp147,791 million) and is presented as “Liabilities of business acquisitions” (Note 25). As of March 27, 2006, the option strike price has been fully repaid.
      2. Escrow Agreement
      An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 16).

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
      Legal title to the escrow shares was transferred to the Company in three specific tranches on September 15, 2002 — 30%, September 30, 2003 — 15% and on December 31, 2004 — 55% upon payment of the promissory notes issued to the Selling Stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the Selling Stockholders only upon default on payment of the promissory notes by the Company, and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.
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
      The aggregate purchase price amounted to US$390.3 million (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (Rp82,218 million), consultants’ fees of US$5.9 million (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by the Company of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.
      The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing the right to operate the business in the KSO Area. The amount is being amortized over the then remaining term of the KSO agreement of 8.4 years (Note 15). There was no goodwill arising from this acquisition.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control (Note 29). On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section (see Note 29) and was calculated as follows:

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
      The allocation of the acquisition cost was as follows:

Rp

Purchase consideration — net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
- Cash and cash equivalents	141,475
- Distributable KSO revenue receivable	187,468
- Other current assets	13,839
- Property, plant and equipment	1,807,338
- Intangible assets	2,752,267
- Other non-current assets	160,139
- Current liabilities	(284,120)
- Deferred tax liabilities	(1,115,645)
- Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

      Net cash outflow on the acquisition of Pramindo amounted to Rp243,561 million.
      On January 28, 2004, the Company obtained a loan to finance the payment of the outstanding promissory notes issued for the acquisition of Pramindo (Note 20b). On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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

      Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).
      The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.
      The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities of business acquisitions” in the consolidated balance sheets as of December 31, 2004 and 2005 (Note 25). As of December 31, 2004 and 2005, the outstanding promissory notes, before unamortized discount, amounted to US$98.2 million (Rp913,091 million) and US$76.4 million (Rp751,036 million), respectively.
      The allocation of the acquisition cost described above was based on an independent appraisal of fair values.

d. Amendment of the Joint Operation Scheme in Regional Division IV (“KSO IV”)
      On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
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

      The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The Company’s consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.
      As of December 31, 2004 and 2005, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$462.9 million (Rp4,305,125 million) and US$393.3 million (Rp3,868,433 million) and is presented as “Liabilities of business acquisitions” (Note 25).

e. Pro forma operating results related to acquisition of KSO investors and KSO IV
      The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of AWI and KSO IV had taken place on January 1, 2003. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	Unaudited

	2003	2004

Operating revenues	28,343,447	34,020,663
Operating income	11,687,955	13,916,465
Income before tax	11,399,321	12,071,780
Net income	6,509,255	6,117,619
Net income per share — in full Rupiah amount	322.88	303.45
Net income per ADS — in full Rupiah amount	12,915.19	12,138.13

6.	CASH AND CASH EQUIVALENTS

	2004	2005

Cash on hand	8,631	6,070

Cash in banks
Related parties
Rupiah
Bank Mandiri	192,056	89,128
Bank Negara Indonesia	158,519	54,590
Bank Rakyat Indonesia	10,712	5,095
Bank Pos Nusantara	1,278	879

Total	362,565	149,692

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004	2005

Foreign currencies
Bank Mandiri	98,951	55,797
Bank Negara Indonesia	1,765	2,701
Bank Rakyat Indonesia	612	657

Total	101,328	59,155

Total — related parties	463,893	208,847

Third parties
Rupiah
ABN AMRO Bank	81,184	34,453
Deutsche Bank	9,173	15,954
Bank Bukopin	10,190	15,800
Bank Central Asia	5,906	8,398
Citibank NA	362	1,595
Lippo Bank	2,265	1,361
Bank Mega	689	1,321
Bank Buana Indonesia	45	1,189
Bank Muamalat Indonesia	75	601
Bank Niaga	1,884	498
Bank Danamon	114	324
Bank Bumi Putra Indonesia	—	242
Bank Internasional Indonesia	26	53

Total	111,913	81,789

Foreign currencies
ABN AMRO Bank	95	54,575
Citibank NA	4,416	5,737
Deutsche Bank	541	5,309
Bank Central Asia	39	142
Standard Chartered Bank	322	99
Bank Internasional Indonesia	31	30
The Bank of Tokyo Mitsubishi	22	46

Total	5,466	65,938

Total — third parties	117,379	147,727

Total cash in banks	581,272	356,574

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004	2005

Time deposits
Related parties
Rupiah
Bank Mandiri	794,371	1,510,009
Bank Negara Indonesia	206,195	660,915
Bank Rakyat Indonesia	231,805	246,415
Bank Tabungan Negara	75,960	132,455
Bank Syariah Mandiri	—	7,000

Total	1,308,331	2,556,794

Foreign currencies
Bank Mandiri	—	293,115
Bank Negara Indonesia	139,450	98
Bank Rakyat Indonesia	32,480	—

Total	171,930	293,213

Total — related parties	1,480,261	2,850,007

Third parties
Rupiah
Citibank NA	—	310,100
Standard Chartered Bank	698,750	177,800
Bank Niaga	102,787	109,565
Bank Mega	98,906	99,575
Bank Bukopin	98,710	89,255
Bank Jabar	89,648	85,590
Bank Danamon	61,115	63,915
Bank NISP	53,650	50,680
Bank BTPN	—	43,255
Bank Bumi Putra Indonesia	18,303	19,643
Bank Syariah Mega Indonesia	16,000	17,000
Bank Muamalat Indonesia	7,000	9,000
Bank Yudha Bhakti	—	6,000
Bank Nusantara Parahyangan	—	4,000
ABN AMRO Bank	11,000	—

Total	1,255,869	1,085,378

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004	2005

Foreign currencies
Deutsche Bank	1,051,839	873,772
Citibank NA	—	202,883
Standard Chartered Bank	225,208	—
The Hongkong and Shanghai Banking Corporation	253,043	—

Total	1,530,090	1,076,655

Total — third parties	2,785,959	2,162,033

Total time deposits	4,266,220	5,012,040

Total cash and cash equivalents	4,856,123	5,374,684

      Range of interest rates per annum for time deposits is as follows:

	2004	2005

Rupiah	3.00%—9.50%	2.00%—14.50%
Foreign currencies	0.55%—1.95%	0.60%— 3.70%
      The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
      Refer to Note 45 for details of related party transactions.

7.	TRADE ACCOUNTS RECEIVABLE
      Trade accounts receivable from related parties and third parties arise from services provided to both retail and non-retail customers.

a. By Debtor
      Related parties:

	2004	2005

Government agencies	289,644	432,982
KSO Units	145,810	111,599
PT Citra Sari Makmur	20,127	31,242
PT Patra Telekomunikasi Indonesia	8,824	2,921
PT Aplikanusa Lintasarta	8,780	437
Others	10,847	35,464

Total	484,032	614,645
Allowance for doubtful accounts	(64,928)	(84,275)

Net	419,104	530,370

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.
      Third parties:

	2004	2005

Residential and business subscribers	3,213,598	3,452,176
Overseas international carriers	143,539	196,756

Total	3,357,137	3,648,932
Allowance for doubtful accounts	(457,138)	(601,393)

Net	2,899,999	3,047,539

b. By Age
      Related parties:

	2004	2005

Up to 6 months	396,425	505,519
7 to 12 months	14,947	27,390
13 to 24 months	19,659	25,574
More than 24 months	53,001	56,162

Total	484,032	614,645
Allowance for doubtful accounts	(64,928)	(84,275)

Net	419,104	530,370

      Third parties:

	2004	2005

Up to 3 months	2,773,992	2,938,326
More than 3 months	583,145	710,606

Total	3,357,137	3,648,932
Allowance for doubtful accounts	(457,138)	(601,393)

Net	2,899,999	3,047,539

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. By Currency
      Related parties

	2004	2005

Rupiah	447,657	598,533
United States Dollar	36,375	16,112

Total	484,032	614,645
Allowance for doubtful accounts	(64,928)	(84,275)

Net	419,104	530,370

      Third parties

	2004	2005

Rupiah	3,198,875	3,444,914
United States Dollar	158,262	204,018

Total	3,357,137	3,648,932
Allowance for doubtful accounts	(457,138)	(601,393)

Net	2,899,999	3,047,539

d. Movements in the allowance for doubtful accounts

	2003	2004	2005

Beginning balance	502,989	443,892	522,066
Additions	296,099	342,895	478,005
Bad debts write-off	(355,196)	(264,721)	(314,403)

Ending balance	443,892	522,066	685,668

      Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.
      Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.
      Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.	INVENTORIES

	2004	2005

Components	53,611	50,520
Allowance for obsolescence	(20,188)	(8,605)

Net	33,423	41,915

Modules	88,259	103,520
Allowance for obsolescence	(34,063)	(39,553)

Net	54,196	63,967

SIM cards, RUIM cards and prepaid voucher blanks	115,948	114,634
Allowance for obsolescence	(482)	(189)

Net	115,466	114,445

Total	203,085	220,327

      Movements in the allowance for obsolescence are as follows:

	2004	2005

Beginning balance	40,489	54,733
Additions	14,800	10,968
Inventory write-off	(556)	(17,354)

Ending balance	54,733	48,347

      Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.
      At December 31, 2005, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

9.	PREPAID EXPENSES

	2004	2005

Rental	268,287	112,078
Salary	218,329	289,632
Frequency license	—	275,359
Insurance	98,485	66,449
Telephone directory issuance cost	27,246	26,527
Other	15,722	7,824

Total	628,069	777,869

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	OTHER CURRENT ASSETS

	2004	2005

Restricted time deposits — Bank Mandiri	44,608	159,537

      As of December 31, 2004, the balance consists of the Company’s time deposits of US$4.6 million (Rp42,688 million) pledged as collateral for credit facility obtained by Napsindo (Note 20c) and Rp1,920 million pledged as collateral for bank guarantees.
      As of December 31, 2005, the balance consists of the Company’s time deposits of US$13.6 million (Rp133,926 million) and Rp25,611 million pledged as collateral for bank guarantees.

11.	LONG-TERM INVESTMENTS

	2004

	Percentage of	Opening	Addition/	Equity in	Translation	Ending
	Ownership	Balance	(Deduction)	Net Income	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	52,422	—	2,331	5,363	60,116
PT Patra Telekomunikasi Indonesia	30.00	11,332	—	1,089	—	12,421
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		63,754	—	3,420	5,363	72,537

Cost method:
Bridge Mobile Pte. Ltd.	14.29	—	9,290	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	3.63	—	—	—	—	—
Medianusa Pte. Ltd.	—	108	(108)	—	—	—

		894	9,182	—	—	10,076

		64,648	9,182	3,420	5,363	82,613

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005

	Percentage of	Opening		Equity in	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	60,116	—	2,480	3,658	66,254
PT Patra Telekomunikasi Indonesia	40.00	12,421	4,250	8,399		25,070
PT Pasifik Satelit Nusantara	35.50	—	—	—	—	—

		72,537	4,250	10,879	3,658	91,324

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		82,613	4,250	10,879	3,658	101,400

a. PT Citra Sari Makmur (“CSM”)
      CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.
      As of December 31, 2004 and 2005, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.

b. PT Patra Telekomunikasi Indonesia (“Patrakom”)
      Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.
      On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.
      As of December 31, 2004 and 2005, the carrying amount of investment in Patrakom was approximate to the underlying equity in net assets of Patrakom.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.
      In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

d. Bridge Mobile Pte. Ltd
      On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.
      Telkomsel contributed US$1.0 million (Rp9,290 million) which represents a 14.286% ownership interest.
      On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

e. PT Batam Bintan Telekomunikasi (“BBT”)
      BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f. PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
      Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g. PT Mandara Selular Indonesia (“Mobisel”)
      Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.
      As of December 31, 2002, the value of investment has been reduced to zero because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.
      In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.
      On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%
      On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp22,561 million (Note 53). The resulting gain on the sale was not significant to the consolidated statement of income.

h. Medianusa Pte. Ltd.
      Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories. On November 30, 2004, Infomedia sold its entire ownership in Medianusa Pte. Ltd. for SGD0.024 million (Rp135 million). The results of operations of Medianusa Pte. Ltd. and the gain on this sale was not significant to the Company’s consolidated statement of income.
      On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) and paid cash of Rp5,398 million to the Company.
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,		Write-down of			December 31,
	2005	Additions	Assets	Deductions	Reclassifications	2005

At cost or revalued amounts:
Direct acquisitions
Land	327,339	30,444	—	(22,104)	(1,232)	334,447
Buildings	2,170,055	65,622	—	(4,553)	336,435	2,567,559
Switching equipment	10,360,100	324,748	—	(13,547)	158,580	10,829,881
Telegraph, telex and data communication equipment	213,855	2,410	—	(120)	(353)	215,792
Transmission installation and equipment	26,922,143	846,944	—	(28,747)	3,813,794	31,554,134
Satellite, earth station and equipment	3,354,803	697,304	—	(427,836)	1,319,733	4,944,004
Cable network	17,701,074	868,823	—	(20,853)	148,456	18,697,500
Power supply	1,194,710	73,492	—	(7,198)	51,391	1,312,395
Data processing equipment	3,786,741	261,442	—	(6,132)	3,800,322	7,842,373
Other telecommunications peripherals	824,634	69,469	—	(5,675)	15,723	904,151
Office equipment	661,666	69,501	—	(1,772)	(79,457)	649,938
Vehicles	191,403	975	—	(5,090)	(905)	186,383
Other equipment	112,626	2,923	—	—	(5)	115,544
Property under construction:
Buildings	53,412	235,354	—	—	(266,991)	21,775
Switching equipment	—	13,172	—	—	—	13,172
Transmission installation and equipment	175,131	7,518,740	—	—	(6,979,472)	714,399
Satellite, earth station and equipment	776,899	—	—	—	(776,766)	133
Cable network	25,508	213	—	—	(21,950)	3,771
Power supply	69	8,711	—	—	(8,719)	61
Data processing equipment	16,681	2,167,465	—	—	(616,886)	1,567,260
Other telecommunications peripherals	—	37,825	—	—	(34,301)	3,524

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,		Write-down of			December 31,
	2005	Additions	Assets	Deductions	Reclassifications	2005

Leased assets
Vehicles	413	—	—	—	(83)	330
Transmission installation and equipment	—	257,380	—	—	—	257,380

Total	68,869,262	13,552,957	—	(543,627)	857,314	82,735,906

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	952,638	143,894	—	(1,789)	15,095	1,109,838
Switching equipment	5,601,273	766,155	—	(13,547)	118,711	6,472,592
Telegraph, telex and data communication equipment	198,653	3,004	—	(120)	(10)	201,527
Transmission installation and equipment	8,208,259	3,281,208	552,828	(15,239)	(35,774)	11,991,282
Satellite, earth station and equipment	1,532,282	220,658	—	(427,836)	(19,043)	1,306,061
Cable network	8,235,661	2,019,324	—	(21,012)	97,771	10,331,744
Power supply	904,780	84,438	—	(7,198)	50,170	1,032,190
Data processing equipment	2,112,821	796,921	—	(6,132)	34,521	2,938,131
Other telecommunications peripherals	712,578	76,882	—	(5,675)	10,198	793,983
Office equipment	562,757	43,274	—	(1,562)	(61,331)	543,138
Vehicles	180,864	4,758	—	(5,089)	(932)	179,601
Other equipment	94,527	7,042	—	—	(5)	101,564
Leased assets
Vehicles	70	65	—	—	(65)	70
Transmission installation and equipment	—	27,002	63,940	—	—	90,942

Total	29,297,163	7,474,625	616,768	(505,199)	209,306	37,092,663

Net Book Value	39,572,099					45,643,243

	2004	2005

Proceeds from sale of property, plant and equipment	67,196	84,621
Net book value	93,285	38,428

(Loss) gain on disposal	(26,089)	46,193

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In accordance with the amended and restated KSO agreement with MGTI (Note 5d), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of December 31, 2004 and 2005, the net book value of these property, plant and equipment was Rp2,000,073 million and Rp1,469,700 million, respectively.
      As of December 31, 2004 and 2005, the net book value of property, plant and equipment included in the Company’s property, plant and equipment that are utilized by the KSO amounted to Rp449,016 million and Rp356,658 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.
      In the first quarter of 2005, the Government, in its efforts to rearrange the frequency spectra utilized by the telecommunications industry, issued a series of regulations which resulted in the Company not being able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network commencing at the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprise primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, the Company has shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter of 2005 and begun depreciating the then remaining net book value of those assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp471,187 million (Rp329,831 million after tax) in 2005.
      Further, on August 31, 2005, the Minister of Communication and Information (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3-G”) network. The MoCI also announced that the CDMA-based technology network which the Company uses for its fixed wireless services can only operate in the 800 MHz frequency spectrum. At present, the Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of the Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network can no longer be used commencing at the end of 2007. Management expects the BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/ PER/ M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network can only operate in the 800 MHz frequency spectrum and that the 1900 MHz is allocated for 3-G network.
      Following the Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represents the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets are grouped at the lowest level that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp616,768 million related to transmission installa-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
tion and equipment of fixed wireless assets and recorded this amount as a component of operating expenses in the consolidated statement of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued Expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp159,042 million (Rp111,329 million after tax) in 2005.
      On August 18, 2005, the Company disposed of its Palapa B-4 satellite which had been fully depreciated as of July 1, 1999. On November 17, 2005, the Company’s Telkom-2 satellite was launched, and on December 20, 2005, the Telkom-2 satellite passed the final acceptance test and was put into service.
      As of December 31, 2005, the Company operated two satellites which primarily provide backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2005, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.
      Interest capitalized to property under construction amounted to Rp22,925 million, Rp57,690 million and nil in 2003, 2004 and 2005, respectively.
      Foreign exchange losses capitalized as part of property under construction amounted to nil, Rp74,283 million and nil in 2003, 2004 and 2005, respectively.
      The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2006-2035 . Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.
      Some of the Company’s land, on which the Company was granted the right to use by the Ministry of Communications of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications), is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.
      As of December 31, 2005, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurance companies against fire, theft and other specified risks for a coverage of Rp22,375,819 million plus US$2,988 million. In addition, the Telkom-1 and Telkom-2 satellites are insured for US$48.2 million and US$143.3 million, respectively. Management believes that the insurance coverage is adequate.
      On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darussalam with net book value of Rp54,863 million were destroyed by earthquake and tsunami. For the year ended December 31, 2004, the Company has recorded the loss in “Other income (expenses)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. In 2005, the Company and its subsidiaries have

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
received a portion of its insurance claims amounting to Rp27,580 million and recorded this amount in “Other income (expenses)” in the consolidated statements of income.
      Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).
      As of December 31, 2005, the Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of December 31, 2005 are as follows:

Year	Rupiah

2006	73,443
2007	73,443
2008	73,443
2009	73,443
2010	73,443
Thereafter	142,775

Total minimum lease payments	509,990
Interest	(258,252)

Net present value of minimum lease payments	251,738
Current maturities	(16,201)

Long-term portion	235,537

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				December 31,
	2004	Additions	Deductions	Reclassifications	2004

At cost:
Land	3,160	222	—	—	3,382
Buildings	20,255	225	—	(7,058)	13,422
Switching equipment	537,890	12,473	—	(132,226)	418,137
Transmission installation and equipment	93,028	200,251	—	(34,160)	259,119
Cable network	318,381	117,228	—	(39,469)	396,140
Other telecommunications peripherals	123,972	234	—	(20,709)	103,497

Total	1,096,686	330,633	—	(233,622)	1,193,697

Accumulated depreciation:
Land	1,449	152	—	—	1,601
Buildings	9,804	802	—	(3,529)	7,077
Switching equipment	341,525	34,757	—	(90,160)	286,122
Transmission installation and equipment	89,720	13,406	—	(34,160)	68,966
Cable network	225,175	33,817	—	(31,475)	227,517
Other telecommunications peripherals	123,972	24	—	(20,709)	103,287

Total	791,645	82,958	—	(180,033)	694,570

Net Book Value	305,041				499,127

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,				December 31,
	2005	Additions	Deductions	Reclassifications	2005

At cost:
Land	3,382	46	—	—	3,428
Buildings	13,422	338	—	(5,739)	8,021
Switching equipment	418,137	25,419	—	(168,521)	275,035
Transmission installation and equipment	259,119	36,214	—	(11,895)	283,438
Cable network	396,140	13,629	—	(141,356)	268,413
Other telecommunications peripherals	103,497	126,187	—	(60,380)	169,304

Total	1,193,697	201,833	—	(387,891)	1,007,639

Accumulated depreciation:
Land	1,601	170	—	—	1,771
Buildings	7,077	480	—	(3,191)	4,366
Switching equipment	286,122	25,421	—	(125,854)	185,689
Transmission installation and equipment	68,966	26,223	—	(11,895)	83,294
Cable network	227,517	21,257	—	(134,648)	114,126
Other telecommunications peripherals	103,287	22,563	—	(56,862)	68,988

Total	694,570	96,114	—	(332,450)	458,234

Net Book Value	499,127				549,405

      In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
      The unearned income on revenue-sharing arrangements is as follows:

	2004	2005

Gross amount	1,193,697	1,007,639

Accumulated amortization:
Beginning balance	(984,954)	(833,365)
Addition (Note 35)	(82,033)	(136,681)
Deduction	233,622	387,891

Ending balance	(833,365)	(582,155)

Net	360,332	425,484

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	ADVANCES AND OTHER NON-CURRENT ASSETS
      Advances and other non-current assets consist of:

	2004	2005

Prepaid rental, non-current portion	—	428,564
Advances for purchase of property, plant and equipment	1,070,065	253,123
Security deposits	28,345	30,570
Restricted cash	114,202	90,749
Deferred landrights charges	93,843	87,863
Others	65,896	55,168

Total	1,372,351	946,037

      As of December 31, 2004, restricted cash represents time deposits with original maturities of more than one year held by the Company and its subsidiaries and are pledged as collateral for bank guarantees.
      As of December 31, 2005, restricted cash represents cash received from the Government relating to compensation for early termination of exclusive rights (Note 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.
      Deferred landrights charges represent costs to extend the contractual life of the landrights which are deferred and amortized over the new contractual life.

15.	GOODWILL AND OTHER INTANGIBLE ASSETS
      The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2004 and 2005 are as follows:

		Intangible
	Goodwill	Assets	Total

Gross carrying amount:
Balance as of December 31, 2003	106,348	6,011,406	6,117,754
Addition — acquisition of Dayamitra (Note 5a)	—	231,477	231,477
Addition — acquisition of KSO IV (Note 5d)	—	908,228	908,228

Balance as of December 31, 2004	106,348	7,151,111	7,257,459

Accumulated amortization:
Balance as of December 31, 2003	(54,951)	(918,753)	(973,704)
Amortization expense for 2004	(21,270)	(851,060)	(872,330)

Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)

Net book value	30,127	5,381,298	5,411,425

Weighted-average amortization period	5 years	7.97 years

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		Other
		Intangible
	Goodwill	Assets	Total

Gross carrying amount as of December 31, 2005	106,348	7,151,111	7,257,459
Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)
Amortization expense for 2005	(21,270)	(896,883)	(918,153)

Balance as of December 31, 2005	(97,491)	(2,666,696)	(2,764,187)

Net book value	8,857	4,484,415	4,493,272

Weighted-average amortization period	5 years	7.97 years
      Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
      The estimated annual amortization expense relating to goodwill for the year ending December 31, 2006 is Rp8,857 million. The estimated annual amortization expense relating to other intangible assets for each of the next five years beginning from January 1, 2006 is Rp896,883 million per year.

16.	ESCROW ACCOUNTS
      Escrow accounts consist of the following:

	2004	2005

Citibank N.A., Singapore	30,059	126,128
Bank Mandiri	6,222	6,369

	36,281	132,497

a. Citibank N.A., Singapore
      This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 5a).
      In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account is used to facilitate the payment of the Company’s obligations under the Option Agreement with TMC.
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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b. Bank Mandiri
      The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24e).

17.	TRADE ACCOUNTS PAYABLE

	2004	2005

Related parties
Payables to other telecommunications carriers	196,127	99,980
Concession fees	254,665	648,950
Purchases of equipment, materials and services	192,302	265,459

Total	643,094	1,014,389

Third parties
Purchases of equipment, materials and services	3,366,320	4,011,444
Payables related to revenue-sharing arrangements	220,158	106,195
Payables to other telecommunication providers	24,978	163,646

Total	3,611,456	4,281,285

Total	4,254,550	5,295,674

      Trade accounts payable by currency are as follows:

	2004	2005

Rupiah	3,613,715	3,112,303
U.S. Dollar	638,861	1,381,473
Euro	—	796,343
Japanese Yen	715	5,508
Great Britain Pound Sterling	1,092	14
Singapore Dollar	147	33
Myanmar KYAT	20	—

Total	4,254,550	5,295,674

      Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.	ACCRUED EXPENSES

	2004	2005

Salaries and benefits	321,237	452,413
Operations, maintenance and telecommunications services	324,329	411,075
General, administrative and marketing	242,597	444,101
Interest and bank charges	163,203	134,299
Loss on procurement commitments (Note 12)	—	79,359

Total	1,051,366	1,521,247

19.	UNEARNED INCOME

	2004	2005

Prepaid pulse reload vouchers	1,017,530	1,582,762
Other telecommunication services	7,669	3,917
Other	4,801	6,039

Total	1,030,000	1,592,718

20.	SHORT-TERM BANK LOANS

	2004	2005

Bank Central Asia	455,700	170,000
ABN AMRO Bank	604,500	—
Bank Mandiri	41,433	—
Bank Niaga	—	3,800

Total	1,101,633	173,800

a. Bank Central Asia
      On December 27, 2004, the Company entered into a loan agreement with Bank Central Asia for a short-term loan with a maximum facility of US$49.0 million. The facility was unsecured and bore interest at a rate equal to the 1-month LIBOR plus 2.85% (i.e. 5.27% as of December 31, 2004). Principal outstanding as of December 31, 2004 amounted to Rp455,700 million (US$49.0 million). On April 15, 2005, the loan was repaid in full and the loan agreement was terminated.
      On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender” and “Transferor”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility bears interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% (i.e. 13.09% as of December 31, 2005) payable in arrears. The loan is due on February 1, 2006. As of December 31, 2004 and 2005, the principal outstanding amounted to nil and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Rp170,000 million, respectively. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

b. ABN AMRO Bank
      On January 28, 2004, the Company signed a short-term loan agreement with ABN AMRO Bank N.V., Jakarta Branch for a facility of US$129.7 million. The loan was used to settle the outstanding promissory notes at March 15, 2004 which were issued for the acquisition of Pramindo (Note 5b). The principal and interest were payable in 10 monthly installments from March 2004 to December 2004. The loan bore interest at a rate equal to the LIBOR plus 2.75%. As of December 31, 2004, the loan was repaid in full and the loan agreement was terminated on January 6, 2005.
      On December 21, 2004, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a short-term loan with a maximum facility of US$65.0 million. The loan principal of US$30.0 million and US$35.0 million was due on March 31, 2005 and June 30, 2005, respectively. The loan was unsecured and bore interest at a rate equal to the 3-month U.S. Dollar LIBOR plus 2.5% (5.02% as of December 31, 2004). Principal outstanding as of December 31, 2004 was Rp604,500 million (US$65.0 million). On March 31, 2005 and June 30, 2005, principal repayments of US$30.0 million and US$35.0 million, respectively, were made in accordance with the loan agreement. On June 30, 2005, the loan agreement was terminated.

c. Bank Mandiri
      On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one-year term. The loan is secured with the Company’s time deposits (Note 10) with interest rate at 2% above the pledged time deposits interest rate (2.65% as of December 31, 2004). The loan facility has been extended several times, the most recent of which was on September 23, 2004 where the loan facility was extended for another one-year term and expired on August 28, 2005.
      On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one-year term. On May 4, 2004, the facility was extended for another one year term and expired on April 24, 2005. The loan was secured by the Company’s time deposits (Note 10) and bore interest at 2% above the pledged time deposits interest rate (2.65% as of December 31, 2004).
      As of December 31, 2004, principal outstanding under these facilities amounted to US$4.5 million (Rp41,433 million). On July 29, 2005, the Company’s time deposits pledged for these facilities were used to repay the principal outstanding and on August 1, 2005, the loan agreements were terminated.

d. Bank Niaga
      On April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million comprising of revolving credit facility of Rp800 million which bears interest at 12% per annum and matured on July 25, 2005. This loan agreement also included an investment credit facility of Rp1,600 million which is discussed in Note 24f. On July 26, 2005, the interest rate and maturity date for revolving credit facility was amended to 12.5% per annum and May 30, 2006, respectively. The total credit facility of Rp2,400 million is secured by Balebat’s property located in West Java. As of December 31, 2005, the principal outstanding amounted to Rp800 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a maximum facility of Rp3,000 million for a one-year term. The loan facility is secured by certain GSD’s property, bears interest at 14.5% per annum and will expire on October 18, 2006. As of December 31, 2005, the principal outstanding amounted to Rp3,000 million.

e. The Hongkong and Shanghai Banking Corporation (“HSBC”)
      On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility was available for withdrawal until January 20, 2005 and any amount drawn down under this facility was payable within 6 months from the withdrawal date. The facility bore interest at a rate equal to one-month Certificate of Bank Indonesia plus 1% on the amount drawn down and was payable at the maturity date of the loan.
      On March 28, 2005, the maximum facility was amended to provide principal of Rp100,000 million with interest rate at one-month Certificate of Bank Indonesia plus 1%, and US$49.0 million with interest rate at LIBOR plus 1.8%.
      On January 20, 2005 and April 14, 2005, the Company drew down Rp100,000 million and US$49.0 million, respectively. As of October 14, 2005, the loan has been fully repaid and the loan agreement was terminated.

21.	MATURITIES OF LONG-TERM LIABILITIES

a. Current maturities

	Notes	2004	2005

Two-step loans	22	655,422	569,278
Medium-term Notes	23b	468,976	144,510
Bank loans	24	602,516	634,542
Liabilities of business acquisitions	25	573,908	862,394
Obligations under capital leases	12	—	16,201

Total		2,300,822	2,226,925

b. Long-term portion

		(In billions of Rupiah)

	Notes	Total	2007	2008	2009	2010	Thereafter

Two-step loans	22	4,760.2	497.1	455.6	441.4	418.0	2,948.1
Bonds	23a	991.9	991.9	—	—	—	—
Medium-term Notes	23b	464.8	464.8	—	—	—	—
Bank loans	24	1,752.1	697.0	473.7	233.3	232.4	115.7
Liabilities of business acquisitions	25	3,128.0	735.9	818.2	797.8	776.1	—
Obligations under capital leases	12	235.5	20.5	26.1	33.0	41.9	114.0

Total		11,332.5	3,407.2	1,773.6	1,505.5	1,468.4	3,177.8

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

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
      On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia - Directorate General of Treasury.
      The details of the two-step loans are as follows:

	Interest Rate		Outstanding

Creditors	2004	2005	2004	2005

Overseas banks	3.10% — 13.25%	3.10% — 10.71%	5,889,703	5,250,829
Consortium of contractors	3.20% — 13.25%	3.20%	129,002	78,648

Total			6,018,705	5,329,477
Current maturities			(655,422)	(569,278)

Long-term portion			5,363,283	4,760,199

      The details of two-step loans obtained from overseas banks as of December 31, 2004 and 2005 are as follows:

	Interest Rate		Outstanding

Currencies	2004	2005	2004	2005

U.S. Dollar	4.00% — 7.98%	4.00% — 6.81%	2,397,437	2,232,752
Rupiah	8.30% — 13.25%	8.3% — 10.71%	2,098,948	1,794,149
Japanese Yen	3.10%	3.10%	1,393,318	1,223,928

Total			5,889,703	5,250,829

      The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Details of two-step loans obtained from a consortium of contractors as of December 31, 2004 and 2005 are as follows:

	Interest Rate		Outstanding

Currencies	2004	2005	2004	2005

Japanese Yen	3.20%	3.20%	119,078	78,648
Rupiah	8.30% — 13.25%	8.30%	9,924	—

Total			129,002	78,648

      The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.
      Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.
      As of December 31, 2005, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.
      The Company is required to maintain financial ratios as follows:
      a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.
      b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.
      As of December 31, 2005, the Company complied with the above mentioned ratios.

23.	NOTES AND BONDS

	2004	2005

Bonds	986,564	991,850
Medium-term Notes	1,077,703	609,329
Guaranteed Notes	736,174	—

Total	2,800,441	1,601,179
Current maturities	(468,976)	(144,510)

Long-term portion	2,331,465	1,456,669

a. Bonds
      On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas. Effective January 17, 2006, PT Bank Rakyat Indonesia Tbk became the trustee of the bonds replacing PT Bank Negara Indonesia (Persero) Tbk.
      As of December 31, 2005, the rating for the bonds issued by Pefindo is AAA and by Standard and Poor’s is BB+.
      As of December 31, 2004 and 2005, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2004	2005

Principal	1,000,000	1,000,000
Bond issuance costs	(13,436)	(8,150)

Net	986,564	991,850

      During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
      1. Debt service coverage ratio should exceed 1.5:1
      2. Debt to equity ratio should not exceed:
           a. 3:1 for the period of January 1, 2002 to December 31, 2002
           b. 2.5:1 for the period of January 1, 2003 to December 31, 2003
           c. 2:1 for the period of January 1, 2004 to the redemption date of the bonds
      3. Debt to EBITDA ratio should not exceed 3:1
      The Company has breached a covenant in the bonds indenture which stipulates that during the period when the bonds are outstanding, the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. As of March 24, 2006, the Company has obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds, with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.

b. Medium-term Notes
      On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Medium-term Notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      On June 15, 2005 and December 15, 2005, the Company repaid the Series A and Series B Notes.
      As of December 31, 2004 and 2005, the outstanding principal and unamortized debt issuance costs are as follows:

	2004	2005

Principal	1,080,000	610,000
Debt issuance costs	(2,297)	(671)

	1,077,703	609,329
Current maturities	(468,976)	(144,510)

Long-term portion	608,727	464,819

      As of December 31, 2005, the rating for the Notes issued by Pefindo is AAA.
      During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. Debt service coverage ratio should exceed 1.5:1
      2. Debt to equity ratio should not exceed 2:1
      3. Debt to EBITDA ratio should not exceed 3:1
      As of December 31, 2005, the Company complied with the covenants.

c. Guaranteed Notes
      In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150.0 million Guaranteed Notes (the “Notes”) which are unconditionally and irrevocably guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hong Kong Limited) and the custodian is Deutsche Bank AG, Hong Kong Branch.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Telkomsel has unconditionally and irrevocably guaranteed the payment of all sums from time to time payable by the Issuer in respect of the Notes. So long as any Notes remains outstanding, among others, neither the Issuer nor the Guarantor will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest including without limitation anything analogous to any of the foregoing under the laws of any jurisdiction (each a “Security Interest”) on the whole or any part of its present or future assets, undertakings, property or revenues as security for any other indebtedness or any guarantee of or indemnity in respect of any other indebtedness.
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
      The Notes are listed on the Singapore Exchange Securities Trading Limited. The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of TSFL and will at all times rank pari passu and without any preference among themselves. The payment obligations of TSFL under the Notes shall, save for such exceptions as may be provided by applicable laws, at all times rank at least equivalent with all other present and future unsecured and unsubordinated obligations of TSFL. The net proceeds from the sale of the Notes were used by TSFL to lend to Telkomsel in financing its capital expenditures.
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
      On February 8, 2005, the inter-company loan agreement, together with its rights, benefits and outstanding obligations was transferred from TSFL to TFBV, another wholly owned subsidiary of Telkomsel. In conjunction with this transfer, Telkomsel’s liability of US$79.4 million under the loan from TSFL was transferred to TFBV, with terms and conditions similar to those of the original Notes. Subsequently, TFBV lent to Telkomsel an additional US$0.8 million at a rate of 9.77% per annum plus a margin of 0.15%, payable under similar terms as above.
      As part of Telkomsel management’s plan to minimize foreign exchange exposures and to reduce interest charges, on April 30, 2005, which was the third anniversary of the issue date of the Notes, Telkomsel repurchased all the outstanding Notes with an aggregate nominal value of US$79.4 million at 102.5% (US$81.4 million) and recorded a loss of Rp19,038 million on the extinguishment of the debt.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	BANK LOANS
      The details of long-term bank loans as of December 31, 2004 and 2005 are as follows:

			2004		2005

			Outstanding		Outstanding

			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent

The Export-Import Bank of Korea	US$	124.0	59.1	549,449	117.6	1,156,296
Citibank N.A	US$	113.3	85.9	798,197	62.5	614,501
	EUR	73.4	51.4	649,758	36.7	427,718
Bank Central Asia	Rp	173,000.0	—	143,489	—	86,093
Consortium of banks	Rp	150,000.0	—	117,174	—	74,890
Bank Mandiri	Rp	82,425.0	—	59,729	—	14,918
Bank Niaga	Rp	8,800.0	—	7,330	—	7,229
Bank Bukopin	Rp	5,300.0	—	—	—	5,001
Deutsche Bank	Rp	—	—	41,009	—	—
Syndicated banks	Rp	—	—	8,088	—	—
	US$	—	0.4	4,092	—	—

Total				2,378,315		2,386,646
Current maturities of bank loans				(602,516)		(634,542)

Long-term portion				1,775,799		1,752,104

a. The Export-Import Bank of Korea
      On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium (Note 50a.ii) and available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of December 31, 2004 and 2005, principal outstanding amounted to US$59.1 million (Rp549,449 million) and US$117.6 million (Rp1,156,296 million), respectively.

b. Citibank N.A.

1.	Hermes Export Facility
      On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 50a.i), Telkomsel entered into the Hermes Export Facility Agreement (Facility) with Citibank International plc (as Original Lender and Agent) and Citibank N.A., Jakarta branch (as Arranger) covering a total facility of EUR76.2 million which is divided into several tranches.
      The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.96% as of December 31, 2004 and 3.33% as of December 31, 2005). Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003).
      As of December 31, 2004 and 2005, the outstanding balance was EUR51.4 million (Rp649,758 million) and EUR36.7 million (Rp427,718 million), respectively.
      The schedule of the principal payments on this long-term loan as of December 31, 2005 is as follows:

	Amount

	EUR	Rupiah
Year	(in millions)	Equivalent

2006	14.7	171,087
2007	14.7	171,087
2008	7.3	85,544

	36.7	427,718

2.	High Performance Backbone (“HP Backbone”) Loans
      a. On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (Arranger) and Citibank International plc (Agent), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (Lender and Guarantor), providing a total facility of US$23.4 million.
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
      As of December 31, 2004 and 2005, the outstanding loan was US$16.8 million (Rp155,918 million) and US$12.6 million (Rp123,665 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.
      Amounts drawn from the facility bear interest at a rate equal to the 6-month LIBOR plus 0.75% (i.e., 2.97% and 5.04% as of December 31, 2004 and 2005, respectively).
      b. On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as Arranger) and Citibank International plc (as Agent), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2004 and 2005 was US$13.0 million (Rp120,809 million) and US$9.3 million (Rp91,257 million), respectively.
      During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. Debt service coverage ratio should exceed 1.5:1
      2. Debt to equity ratio should not exceed:
           a. 3:1 for the period of April 10, 2002 to January 1, 2003
           b. 2.75:1 for the period of January 2, 2003 to January 1, 2004
           c. 2.5:1 for the period of January 2, 2004 to January 1, 2005
           d. 2:1 for the period of January 2, 2005 to the full repayment date of the loans
      3. Debt to EBITDA ratio should not exceed:
           a. 3.5:1 for the period of April 10, 2002 to January 1, 2004
           b. 3:1 for the period of January 2, 2004 to the full repayment date of the loans
      The Company has breached a covenant in the loan agreements which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. As of May 12, 2006, the Company has obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of shareholders’ equity.

3.	EKN-Backed Facility
      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 50a.i), Telkomsel entered into the EKN-Backed Facility agreement (Facility) with Citibank International plc (as Original Lender and Agent) and Citibank N.A., Jakarta branch (as Arranger) covering a total facility amount of US$70.5 million which is divided into several tranches.
      The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.
      The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.02% and 4.02% as of December 31, 2004 and 2005, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).
      In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.
      The total amount drawn down from the Facility in 2004 and 2005 amounted to US$47.3 million (equivalent to Rp428,719 million) and nil, respectively. As of December 31, 2004 and 2005, the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
outstanding balance was US$56.1 million (Rp521,470 million) and US$40.6 million (Rp399,579 million), respectively.
      The schedule of the principal payments on this long-term loan as of December 31, 2005 is as follows:

	Amount

	US$	Rupiah
Year	(in millions)	Equivalent

2006	15.5	152,202
2007	15.5	152,202
2008	9.6	95,175

	40.6	399,579

      The following table summarizes the principal outstanding on loans from Citibank N.A. as of December 31, 2004 and 2005:

	2004			2005

	Foreign			Foreign
	Currencies		Rupiah	Currencies		Rupiah
	(in millions)		Equivalent	(in millions)		Equivalent

Hermes Export Facility		EUR 51.4	649,758		EUR 36.7	427,718
HP Backbone loans	US$	29.8	276,727	US$	21.9	214,922
EKN-Backed Facility	US$	56.1	521,470	US$	40.6	399,579

Total			1,447,955			1,042,219
Current maturities			(402,983)			(401,013)

Long-term portion			1,044,972			641,206

c. Bank Central Asia
      On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.
      Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (10.02% and 13.27% as of December 31, 2004 and 2005, respectively). The loans are payable in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 and was amended in 2004 to mature in April 2007.
      Total principal outstanding as of December 31, 2004 and 2005 was Rp143,489 million and Rp86,093 million, respectively.
      The loan facility from Bank Central Asia is not collateralized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. EBITDA to interest ratio should exceed 4:1
      2. EBITDA to interest and principal ratio should exceed 1.5:1
      3. Debt to EBITDA ratio should not exceed 3:1
      The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. As of April 24, 2006, the Company has obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.

d. Consortium of banks
      On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp500,000 million.
      Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp187,500 million.
      As of December 31, 2004 and 2005, interest rate charged on the loan was 10.19% and 12.94%, respectively, and principal outstanding was Rp117,174 million and Rp74,890 million, respectively.
      During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
      1. Debt to equity ratio should not exceed 3:1
      2. EBITDA to interest expense should exceed 5:1
      As of December 31, 2005, the Company complied with the above mentioned ratios.

e. Bank Mandiri
      On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum which is subject to change to reflect change in market rate (11.25% and 14% as of December 31, 2004 and 2005, respectively), and payable on a monthly basis. The loan is obtained to refinance Dayamitra’s payable to six contractors. As of December 31, 2004, principal outstanding under

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
this facility was Rp27,925 million. On December 23, 2005, the loan was fully repaid and on January 4, 2006, the loan agreement was terminated.
      On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum which is subject to change to reflect change in market rate (11.25% and 14% as of December 31, 2004 and 2005, respectively). The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd. As of December 31, 2004 and 2005, principal outstanding under this facility was Rp30,329 million and Rp14,328 million, respectively.
      The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra is required to maintain a minimum balance of Rp6,000 million in an escrow account established to facilitate loan repayments (Note 16b).
      On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility is secured by Balebat’s operating equipment and will mature in July 2006. As of December 31, 2004 and 2005, interest rate charged on the loan was 19% and 17%, respectively, and is payable on a monthly basis. The principal is repayable on a monthly basis. As of December 31, 2004 and 2005, principal outstanding under this facility amounted to Rp1,475 million and Rp590 million, respectively.

f. Bank Niaga
      On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of December 31, 2004 and 2005, principal outstanding amounted to Rp249 million and nil, respectively.
      On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant (“Investment Facility”) which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery (“Specific Transaction Facility”) which bears interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of December 31, 2004 and 2005, principal outstanding under these facilities amounted to Rp7,081 million and Rp5,696 million, respectively.
      As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million which includes an investment credit facility of Rp1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
credit facility bears interest at a rate equal to market rate plus 2% (17% as of December 31, 2005). As of December 31, 2005, the principal outstanding amounted to Rp1,533 million.

g. Bank Bukopin
      On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for maximum facilities totaling Rp5,300 million. The loan is obtained to finance acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp4,200 million will mature in June 2010 and the remainder of Rp1,100 million will mature in December 2010. As of December 31, 2005, interest rate charged on the loan was 15.75%. The facilities are secured by certain Infomedia’s property. As of December 31, 2005, the principal outstanding amounted to Rp5,001 million.

h. Deutsche Bank AG
      On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital (EWSD) and Nippon Electric Automatic Exchange (NEAX), respectively, in Regional Division V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG (Facility Agent). The loans bore fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,009 million beginning in January 2004 for loan ex-PT Siemens Indonesia. As of December 31, 2004, the outstanding balance was Rp41,009 million. On January 4, 2005, the loan was fully repaid and the loan agreement was terminated.

i. Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan)
      On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia (“BCA”, lender), providing a total facility of US$4.0 million and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into six batches.
      Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter (4.875% as of December 31, 2004). Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12-month time deposit rate) thereafter (11.125% as of December 31, 2004).
      The loans are payable in eleven quarterly installments beginning in September 2002 and due on March 15, 2005.
      Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of December 31, 2004 are Rp8,088 million and US$0.4 million (Rp4,092 million), respectively. The loans were fully repaid on March 15, 2005 and the loan agreement was terminated.
      The Company pledged the property under construction as collateral for the IP Backbone loan with a maximum amount of US$14.6 million and Rp401 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Average interest rates for the loans during 2004 and 2005 were as follows:

	2004	2005

Rupiah	10.83% — 11.63%	11.125%
U.S. Dollar	3.31% — 4.88%	4.875%

25.	LIABILITIES OF BUSINESS ACQUISITIONS
      This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, to TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares, and to MGTI in respect of the Company’s acquisition of KSO IV.

	2004	2005

AWI transaction (Note 5c)
PT Aria Infotek	479,373	394,294
The Asian Infrastructure Fund	114,136	93,879
MediaOne International I B.V	319,582	262,863
Less discount on promissory notes	(90,173)	(57,298)

	822,918	693,738

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	139,752	147,791
Less discount on promissory notes	(11,883)	(2,519)

	127,869	145,272

KSO IV transaction (Note 5d)
MGTI	4,305,125	3,868,433
Less discount	(938,687)	(717,090)

	3,366,438	3,151,343

Total	4,317,225	3,990,353
Current maturity — net of discount (Note 21a)	(573,908)	(862,394)

Long-term portion — net of discount	3,743,317	3,127,959

26.	MINORITY INTEREST

	2004	2005

Minority interest in net assets of subsidiaries:
Telkomsel	4,857,089	6,208,354
Infomedia	80,883	96,835
PII	456	—
GSD	4	4

Total	4,938,432	6,305,193

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004	2005

Minority interest in net income (loss) of subsidiaries:
Telkomsel	1,482,897	1,915,543	3,026,029
Infomedia	22,399	37,088	37,940
Dayamitra	11,584	9,139	—
Indonusa	(2,351)	(1,959)	—
Napsindo	(8,541)	(2,068)	—
PII	(2,511)	(1,443)	—
GSD	1	1	2

Total	1,503,478	1,956,301	3,063,971

27. CAPITAL STOCK

	2004

		Percentage of	Total Paid-up
Description	Number of Shares	Ownership	Capital

		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,378,468,925	6.84	344,617
The Bank of New York	1,568,517,736	7.78	392,129
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
Kristiono	25,380	—	6
Suryatin Setiawan	21,708	—	5
Woeryanto Soeradji	16,524	—	4
Public (below 5% each)	6,892,459,179	34.19	1,723,116

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005

		Percentage of	Total Paid-up
Description	Number of Shares	Ownership	Capital

		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,992,333,765	9.88	498,083
The Bank of New York	1,291,002,696	6.41	322,751
Board of Commissioners
Petrus Sartono	19,116	—	5
Board of Directors
Garuda Sugardo	16,524	—	4
Abdul Haris	1,000	—	—
John Welly	21,712	—	5
Guntur Siregar	19,980	—	5
Public (below 5% each)	6,556,113,775	32.52	1,639,029

Total	20,159,999,280	100.00	5,040,000

28.	ADDITIONAL PAID-IN CAPITAL

	2004	2005

Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

29.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo
      On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. Acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) and convertible bonds of Rp4,051 million issued by Lintasarta for US$38.0 million (“Lintasarta Transaction”); and

iv. The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
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
      At the time of the transaction, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. On the consummation dates of the transactions, the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.
      As discussed in Note 5b, in connection with the acquisition of Pramindo on August 15, 2002, the portion representing Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The difference in value of restructuring transactions between entities under common control arising from cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change
	(Received)	Investment	Income Tax	in Equity	Total	Tax	Net

Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233
Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b)	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

      On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat to STTC and waived its special voting rights with respect to the Series A Dwiwarna share. As a result, as of December 20, 2002, the Government ceased to be the majority and controlling shareholder of Indosat and consequently, the Company no longer considers Indosat as a common control entity as of that date. As discussed in Note 4b, in connection with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005.

Compensation for early termination of exclusive rights
      As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services with effect from August 1, 2002.
      On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, provides that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp478,000 million net of tax.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the Ministry of Communications and Information — Directorate General of Post and Telecommunications. Pursuant to this agreement, the Government agreed to pay Rp478,000 million to the Company over a five-year period where Rp90,000 million shall be paid from the 2005 State budget, Rp90,000 million from the 2006 State budget and the remaining Rp298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use funds received from this compensation for development of telecommunications infrastructure.
      On December 30, 2005, the Company received the first payment of Rp90,000 million and recorded this amount in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. The amount is recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp388,000 million when received.

30.	TELEPHONE REVENUES

	2003	2004	2005

Fixed lines
Local and domestic long-distance usage	6,561,800	7,439,310	7,223,137
Monthly subscription charges	1,948,830	2,934,899	3,289,750
Installation charges	223,130	201,313	197,266
Phone cards	34,371	15,561	10,943
Others	128,734	53,938	60,156

Total	8,896,865	10,645,021	10,781,252

Cellular
Air time charges	7,677,884	9,825,738	13,666,286
Monthly subscription charges	580,550	448,472	383,537
Connection fee charges	194,053	55,797	64,110
Features	6,343	91,291	457,025

Total	8,458,830	10,421,298	14,570,958

Total Telephone Revenues	17,355,695	21,066,319	25,352,210

31. INTERCONNECTION REVENUES — NET

	2003	2004	2005

Cellular	3,908,292	5,351,613	6,685,138
International	184,097	641,210	854,766
Other	69,759	195,158	202,180

Total	4,162,148	6,187,981	7,742,084

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
32. REVENUE UNDER JOINT OPERATION SCHEMES

	2003	2004	2005

Minimum Telkom Revenues	899,862	295,955	268,629
Share in Distributable KSO Revenues	583,012	349,528	318,556
Amortization of unearned initial investor payments under Joint Operation Schemes	3,433	11,131	1,462

Total	1,486,307	656,614	588,647

      Distributable KSO Revenues represent the entire KSO revenues, less Minimum Telkom Revenue and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 47).
      The Minimum Telkom Revenue and Share in Distributable KSO Revenues decreased in 2004 due to the acquisition and consolidation of KSO IV (Note 5d).
33. DATA AND INTERNET REVENUES

	2003	2004	2005

SMS	2,205,058	3,562,726	5,309,244
Internet	325,890	554,948	711,375
Data communication	245,575	360,642	610,367
VoIP	328,284	318,854	292,750
e-Business	3,755	11,572	10,588

Total	3,108,562	4,808,742	6,934,324

34. NETWORK REVENUES

	2003	2004	2005

Leased lines	247,005	443,408	347,105
Satellite transponder lease	270,860	210,901	239,531

Total	517,865	654,309	586,636

35. REVENUE-SHARING ARRANGEMENT REVENUES

	2003	2004	2005

Revenue-Sharing Arrangement revenues	200,085	198,543	165,601
Amortization of unearned income (Note 13)	58,379	82,033	136,681

Total	258,464	280,576	302,282

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
36. OPERATING EXPENSES — PERSONNEL

	2003	2004	2005

	(As restated*)
Salaries and related benefits	1,574,181	1,796,914	2,165,895
Vacation pay, incentives and other benefits	816,055	1,156,069	1,615,640
Early retirements	355,735	243,466	486,374
Net periodic post-retirement health care benefit cost (Note 44)	641,435	416,276	488,586
Net periodic pension cost (Note 42)	190,974	572,419	532,331
Employee income tax	468,805	523,787	856,451
Long service awards (Note 43)	219,239	36,861	201,878
Housing	116,858	103,459	113,673
Medical	9,682	12,190	18,019
Other employee benefits (Note 42)	4,439	11,510	5,954
Others	42,693	37,014	78,246

Total	4,440,096	4,909,965	6,563,047

37.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2003	2004	2005

Operations and maintenance	1,744,806	2,398,159	3,075,092
Concession fees	610,719	807,309	1,257,376
Cost of phone, SIM and RUIM cards	181,272	366,661	582,351
Electricity, gas and water	300,432	385,662	372,526
Vehicles and supporting facilities	115,697	181,737	217,217
Insurance	157,075	151,297	136,378
Leased lines	127,021	132,829	124,253
Travelling	29,815	42,213	33,455
Others	71,856	63,720	117,693

Total	3,338,693	4,529,587	5,916,341

* The 2004 figures have been restated due to the adoption of PSAK 24R. (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38. OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2003	2004	2005

Professional fees	115,598	137,355	131,047
Collection expenses	273,767	358,957	379,056
Amortization of goodwill and other intangible assets (Note 15)	730,659	872,330	918,153
Training, education and recruitment	126,927	228,524	177,853
Travel	144,677	192,567	171,657
Security and screening	110,278	143,892	164,416
General and social contribution	113,785	111,838	204,326
Printing and stationery	50,535	80,972	50,190
Meetings	42,813	58,333	40,311
Provision for doubtful accounts and inventory obsolescence	326,419	357,695	488,973
Research and development	9,111	13,225	8,396
Others	34,208	44,159	29,573

Total	2,078,777	2,599,847	2,763,951

39.	INCOME TAX

a. Prepaid taxes

	2004	2005

The Company
Refundable corporate income tax — overpayment	38,370	—

	38,370	—

Subsidiaries
Corporate income tax	34,515	13,352
Value added tax	4,343	5,561

	38,858	18,913

	77,228	18,913

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b. Taxes payable

	2004	2005

The Company
Income tax
Article 21	35,970	64,793
Article 22	3,057	5,055
Article 23	25,223	46,132
Article 25	94,857	117,281
Article 26	31,165	1,143
Article 29	508,909	376,140
Value added tax	101,683	256,523

	800,864	867,067

Subsidiaries
Income tax
Article 4	4,437	3,318
Article 21	38,853	25,059
Article 22	930	—
Article 23	46,636	55,928
Article 25	151,318	203,254
Article 26	9,515	72,252
Article 29	427,641	1,207,247
Value added tax	112,285	35,640

	791,615	1,602,698

	1,592,479	2,469,765

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. The components of income tax expense (benefit) are as follows:

	2003	2004	2005

	(As restated*)
Current
The Company	1,886,283	1,922,238	2,034,248
Subsidiaries	1,904,997	2,344,873	3,685,396

	3,791,280	4,267,111	5,719,644

Deferred
The Company	(198,719)	(330,630)	(694,843)
Subsidiaries	268,529	242,045	159,086

	69,810	(88,585)	(535,757)

	3,861,090	4,178,526	5,183,887

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

d. Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation of consolidated income before tax to income before tax attributable to the Company and the consolidated income tax expense are as follows:

	2003	2004	2005

	(As restated*)
Consolidated income before tax	11,451,795	12,749,395	16,241,424
Add back consolidation eliminations	3,332,176	3,936,524	5,737,400

Consolidated income before tax and eliminations	14,783,971	16,685,919	21,978,824
Deduct income before tax of the subsidiaries	(7,009,179)	(8,485,296)	(12,645,854)

Income before tax attributable to the Company	7,774,792	8,200,623	9,332,970
Less: Income subject to final tax	(279,142)	(206,601)	(285,075)

	7,495,650	7,994,022	9,047,895
Tax calculated at progressive rates	2,248,678	2,398,189	2,714,351
Non-taxable income	(1,017,791)	(1,181,983)	(1,724,483)
Non-deductible expenses	328,835	322,884	315,041
Deferred tax (assets) liabilities originating from previously unrecognized temporary differences, net	71,144	(14,940)	(6,900)
Deferred tax assets that cannot be utilized, net	—	24,045	—

Corporate income tax expense	1,630,866	1,548,195	1,298,009
Final income tax expense	56,698	43,413	41,396

Total income tax expense of the Company	1,687,564	1,591,608	1,339,405
Income tax expense of the subsidiaries	2,173,526	2,586,918	3,844,482

Total consolidated income tax expense	3,861,090	4,178,526	5,183,887

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005

	(As restated*)
Income before tax attributable to the Company	7,774,792	8,200,623	9,332,970
Less: Income subject to final tax	(279,142)	(206,601)	(285,075)

	7,495,650	7,994,022	9,047,895

Temporary differences:
Depreciation of property, plant and equipment	442,029	415,805	880,578
Gain on sale of property, plant and equipment	(25,495)	(12,874)	(2,143)
Allowance for doubtful accounts	166,341	491,577	308,193
Accounts receivable written-off	(79,728)	(91,865)	(336,715)
Allowance for inventory obsolescence	5,543	11,385	11,228

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004	2005

	(As restated*)
Inventory written-off	(693)	—	(12,183)
Accrued early retirement benefits	(538,170)	(132,810)	—
Accrued employee benefits	262,082	(139,064)	67,792
Net periodic pension cost	(271,503)	(264,796)	(164,008)
Long service awards	(15,617)	(46,908)	69,264
Amortization of intangible assets	751,927	851,060	896,883
Amortization of landrights	(2,356)	(3,419)	(3,441)
Provision for impairment of property, plant and equipment	(6,401)	—	616,768
Gain on sale of long-term investments	(171,334)	—	—
Temporary differences of KSO units	4,782	—	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	63,424	82,415	96,114
Amortization of unearned income on revenue-sharing arrangements	(58,379)	(82,033)	(135,662)
Revenue from transfer of property, plant and equipment under revenue-sharing arrangements	34,828	—	—
Interest income/receivable	(45,835)	45,835	—
Payments of liability of business acquisition and the related interest	—	(233,337)	(405,302)
Consultant fees for acquisition of business	—	(27,797)	—
Foreign exchange loss on liability of business acquisition	—	342,073	190,206
Foreign exchange losses capitalized to property under construction	—	(74,283)	—
Capital leases	—	—	21,359
Loss on procurement commitments	—	—	79,359
Other provisions	—	—	114,854

Total temporary differences	515,445	1,130,964	2,293,144

Permanent differences:
Net periodic post-retirement health care benefit cost	634,385	408,498	483,045
Amortization of goodwill	21,270	21,270	21,270
Amortization of discount on promissory notes	224,931	109,786	74,632
Tax penalties	—	14,645	59,850
Equity in net income of associates and subsidiaries	(3,313,831)	(3,939,944)	(5,748,277)
Gain on sale of long-term investments	(38,425)	—	—

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004	2005

	(As restated*)
Income from land/building rental	(40,380)	—	—
Others	599,631	523,568	411,339

Total permanent differences	(1,912,419)	(2,862,177)	(4,698,141)

Taxable income subject to corporate income tax	6,098,676	6,262,809	6,642,898

Corporate income tax expense	1,829,585	1,878,825	1,992,852
Final income tax expense	56,698	43,413	41,396

Total current income tax expense of the Company	1,886,283	1,922,238	2,034,248
Current income tax expense of the subsidiaries	1,904,997	2,344,873	3,685,396

Total current income tax expense	3,791,280	4,267,111	5,719,644

      In 2003, Telkomsel received tax assessment letters for all taxes covering the fiscal years 2000 and 2001. Telkomsel filed an objection on a portion of the 2001 assessments which was partly approved by Director of General of Taxes. As a result, Telkomsel charged tax underpayments to expense in 2003 amounting to Rp32,283 million.

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

e. Deferred tax assets and liabilities
      The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

			(Charged)/
			Credited to
	December 31,	Business	Statements of	December 31,
	2003	Acquisitions	Income	2004

			(As restated*)	(As restated*)
The Company
Deferred tax assets:
Allowance for doubtful accounts	118,845	—	88,834	207,679
Allowance for inventory obsolescence	11,527	—	3,967	15,494
Long-term investments	(14,138)	—	18,823	4,685
Accrued early retirement benefits	39,843	—	(39,843)	—
Accrued employee benefits	84,385	—	(41,720)	42,665
Accrued long service awards	142,084	—	(14,073)	128,011
Net periodic pension cost	511,143	—	(77,704)	433,439
Liabilities of business acquisitions	—	985,609	24,323	1,009,932

Total deferred tax assets	893,689	985,609	(37,393)	1,841,905

Deferred tax liabilities:
Interest receivables	(13,750)	—	13,750	—
Difference between book and tax property, plant and equipment’s net book value	(1,568,675)	(713,140)	83,161	(2,198,654)
Landrights	(546)	—	(1,025)	(1,571)
Revenue-sharing arrangements	(58,453)	—	16,816	(41,637)
Intangible assets	(1,527,798)	(341,909)	255,321	(1,614,386)

Total deferred tax liabilities	(3,169,222)	(1,055,049)	368,023	(3,856,248)

Deferred tax liabilities of the Company, net	(2,275,533)	(69,440)	330,630	(2,014,343)

Deferred tax liabilities of the subsidiaries, net	(671,179)	—	(242,045)	(913,224)

Total deferred tax liabilities, net	(2,946,712)			(2,927,567)

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

			(Charged)/
			Credited to
	December 31,	Business	Statements	December 31,
	2004	Acquisitions	of Income	2005

	(As restated*)
The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	—	(2,283)	205,396
Allowance for inventory obsolescence	15,494	—	(1,842)	13,652
Long-term investments	4,685	—	1,981	6,666
Accrued employee benefits	42,665	—	20,338	63,003
Accrued long service awards	128,011	—	20,780	148,791
Net periodic pension cost	433,439	—	(49,202)	384,237
Capital leases	—	—	6,408	6,408
Liabilities of business acquisitions	1,009,932	—	(64,529)	945,403
Accrued expenses	—	—	58,265	58,265

Total deferred tax assets	1,841,905	—	(10,084)	1,831,821

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(2,198,654)	—	432,437	(1,766,217)
Landrights	(1,571)	—	(1,033)	(2,604)
Revenue-sharing arrangements	(41,637)	—	4,461	(37,176)
Intangible assets	(1,614,386)	—	269,062	(1,345,324)

Total deferred tax liabilities	(3,856,248)	—	704,927	(3,151,321)

Deferred tax liabilities of the Company, net	(2,014,343)	—	694,843	(1,319,500)

Deferred tax liabilities of the subsidiaries, net	(913,224)	—	(159,086)	(1,072,310)

Total deferred tax liabilities, net	(2,927,567)			(2,391,810)

      The net deferred tax liabilities of subsidiaries as of December 31, 2005 included deferred tax assets of Rp123,309 million arising from tax loss carryforwards amounting to Rp411,030 million which will expire in 2006. Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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

40.	BASIC EARNINGS PER SHARE
      Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 in 2003, 2004 and 2005.
      The Company does not have potentially dilutive ordinary shares.

41.	CASH DIVIDENDS AND GENERAL RESERVE
      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 17/ V/2003 dated May 9, 2003 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share (pre-split — Note 1b), and appropriation of Rp813,664 million for general reserve.
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
      Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2004 amounting to Rp3,064,604 million or Rp152.01 per share (of which

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Rp143,377 million or Rp7.11 per share was distributed as interim cash dividends in December 2004) and appropriation of Rp122,584 million for general reserve.

42.	PENSION PLANS

a. The Company
      The Company sponsors a defined benefit pension plan and a defined contribution pension plan.
      The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2003, 2004 and 2005 amounted to Rp486,324 million, Rp845,743 million and Rp698,526 million, respectively.
      In 2002, the Company amended its defined benefit pension plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002. The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.
      The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution pension plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp124 million, Rp399 million and Rp971 million in 2003, 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the years ended December 31, 2004 and 2005 for its defined benefit pension plan:

	2004	2005

	(As restated*)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	6,852,923	7,315,182
Service cost	137,264	138,117
Interest cost	740,494	789,830
Plan participants’ contributions	43,906	41,371
Actuarial gain	(155,128)	(794,180)
Benefits paid	(304,277)	(350,220)

Projected benefit obligation at end of year	7,315,182	7,140,100

Change in plan assets
Fair value of plan assets at beginning of year	3,671,309	4,884,523
Actual return on plan assets	627,842	155,754
Employer contribution	845,743	698,526
Plan participants’ contributions	43,906	41,371
Benefits paid	(304,277)	(350,220)

Fair value of plan assets at end of year	4,884,523	5,429,954

Funded status	(2,430,659)	(1,710,146)
Unrecognized prior service cost	1,329,046	1,190,024
Unrecognized net actuarial gain	(346,298)	(762,899)

Accrued pension benefit cost	(1,447,911)	(1,283,021)

      The movement of the accrued pension benefit cost during the years ended December 31, 2004 and 2005 is as follows:

	2004	2005

	(As restated*)
Accrued pension benefit cost at beginning of year	1,713,546	1,447,911
Net periodic pension cost less amounts charged to KSO Units	563,739	514,976
Amounts charged to KSO Units under contractual agreement	16,369	18,660
Contributions	(845,743)	(698,526)

Accrued pension benefit cost at end of year	1,447,911	1,283,021

      As of December 31, 2004 and 2005, plan assets consist mainly of Indonesian Government Bonds and corporate bonds. As of December 31, 2004, plan assets include bonds and Series B shares issued by the Company with fair values of Rp159,253 million and Rp96,063 million, respectively. As of

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
December 31, 2005, plan assets include bonds and Series B shares issued by the Company with fair values of Rp223,736 million and Rp124,189 million, respectively.
      The actuarial valuations for the defined benefit pension plan performed based on measurement date of December 31 for each of the years were prepared on May 21, 2004, March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2003, 2004 and 2005 are as follows.

	2003	2004	2005

Discount rate	11%	11%	11%
Expected long-term return on plan assets	11%	10.5%	10.5%
Rate of compensation increase	8%	8%	8.8%
      The components of net periodic pension cost are as follows:

	2003	2004	2005

	(As restated*)
Service cost	119,089	137,264	138,117
Interest cost	537,797	740,494	789,830
Expected return on plan assets	(421,706)	(436,672)	(533,333)
Amortization of prior service cost	156,784	139,022	139,022
Recognized actuarial gain	(205,099)	—	—
Amortization of unrecognized net transition obligation	28,634	—	—

Net periodic pension cost	215,499	580,108	533,636
Amount charged to KSO Units under contractual agreement	(29,896)	(16,369)	(18,660)

Total net periodic pension cost less amounts charged to KSO Units (Note 36)	185,603	563,739	514,976

b. Telkomsel
      Telkomsel provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee’s latest basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Up to 2004, the employees contributed 5% of their monthly basic salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Beginning in 2005, the entire contributions are borne by Telkomsel.

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Telkomsel’s contributions to Jiwasraya amounted to Rp3,081 million, nil and Rp14,928 million for the years ended 2003, 2004 and 2005, respectively.
      The components of the net periodic pension cost are as follows:

	2003	2004	2005

Service cost	3,068	4,155	10,072
Interest cost	2,499	3,889	6,650
Expected return on plan assets	(1,013)	(824)	(832)
Amortization of prior service cost	—	115	115
Recognized actuarial loss	579	1,158	1,320
Amortization of unrecognized net transition obligation	178	—	—

Net periodic pension cost (Note 36)	5,311	8,493	17,325

      The net periodic pension cost for the pension plan is calculated based on the actuarial calculation prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31 for each of the years are as follows:

	2003	2004	2005

Discount rate	11%	11%	11%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	9%	9%	8%
      The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets of Telkomsel as of December 31, 2004 and 2005 is as follows:

	2004	2005

Projected benefit obligation	(43,547)	(147,103)
Fair value of plan assets	11,182	20,971

Funded status	(32,365)	(126,132)
Unrecognized prior service cost	1,328	1,213
Unrecognized net actuarial loss	20,707	103,391

Accrued pension benefit cost	(10,330)	(21,528)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. Infomedia
      Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of December 31, 2004 and 2005 is as follows:

	2004	2005

Projected benefit obligation	(4,051)	(5,225)
Fair value of plan assets	5,413	5,865

Funded status	1,362	640

Prepaid pension benefit cost	1,362	640

      The net periodic pension cost of Infomedia amounted to Rp60 million, Rp187 million and Rp30 million for the years ended December 31, 2003, 2004 and 2005, respectively.

d. Obligation Under Labor Law
      Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of December 31, 2004 and 2005 amounted to Rp21,677 million and Rp26,115 million, respectively. The total related employee benefit cost charged to expense amounted to Rp4,439 million, Rp11,510 million and Rp5,954 million for the years ended December 31, 2003, 2004 and 2005, respectively.

43.	LONG SERVICE AWARDS

a. The Company
      The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.
      The actuarial valuations for the long service awards performed based on measurement date of December 31 for each of the years were prepared on May 21, 2004, March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Discount rate	11%	11%	11%
Rate of compensation increase	8%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The movement of the accrued long service awards during the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005

	(As restated*)
Accrued long service awards at beginning of year	489,231	473,614	426,705
Net periodic benefit cost (Note 36)	207,126	31,148	192,450
Benefits paid	(222,743)	(78,057)	(123,186)

Accrued long service awards at end of year	473,614	426,705	495,969

b. Telkomsel
      Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.
      The obligation with respect to these awards is determined based on actuarial valuation using the Projected Unit Credit Method, and amounted to Rp23,136 million and Rp28,555 million as of December 31, 2004 and 2005, respectively. The related benefit cost charged to expense amounted to Rp12,113 million, Rp5,713 million and Rp9,428 million for the years ended December 31, 2003, 2004 and 2005, respectively.
44. POST-RETIREMENT HEALTH CARE BENEFITS
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

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The components of net periodic post-retirement health care benefit cost are as follows:

	2003	2004	2005

	(As restated*)
Service cost	88,394	76,163	87,636
Interest cost	493,596	411,110	507,994
Expected return on plan assets	(56,004)	(61,084)	(103,498)
Amortization of prior service gain	(368)	—	—
Recognized actuarial loss	99,287	—	8,081
Amortization of unrecognized net transition obligation	24,325	—	—

Net periodic post-retirement benefit cost	649,230	426,189	500,213
Amounts charged to KSO Units under contractual agreement	(7,795)	(9,913)	(11,627)

Total net periodic post-retirement benefit cost less amounts charged to KSO Units (Note 36)	641,435	416,276	488,586

      The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31 for each of the years were prepared on May 21, 2004, March 15, 2005 and February 27, 2006, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide.
      The principal actuarial assumptions used by the independent actuary as of December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Discount rate	11%	11%	11%
Expected long-term return on plan assets	11%	8%	8%
Health care cost trend rate assumed for next year	12%	12%	9%
The ultimate trend rate	8%	8%	9%
Year that the rate reaches the ultimate trend rate	2006	2007	2006

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2004 and 2005:

	2004	2005

	(As restated*)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	3,787,389	4,681,005
Service cost	76,163	87,636
Interest cost	411,110	507,994
Actuarial loss	529,618	423,833
Benefits paid	(123,275)	(125,979)

Projected benefit obligation at end of year	4,681,005	5,574,489

Change in plan assets
Fair value of plan assets at beginning of year	505,340	1,138,768
Actual return on plan assets	32,173	45,209
Employer contributions	724,530	435,899
Benefits paid	(123,275)	(125,979)

Fair value of plan assets at end of year	1,138,768	1,493,897

Funded status	(3,542,237)	(4,080,592)
Unrecognized net actuarial loss	558,530	1,032,571

Accrued post-retirement health care benefit cost	(2,983,707)	(3,048,021)

      As of December 31, 2004, plan assets include Medium-term Notes issued by the Company with fair value of Rp145,000 million. As of December 31, 2005, plan assets include bonds and Medium-term Notes issued by the Company with total fair value of Rp232,394 million.
      The movement of the accrued post-retirement health care benefit cost during the years ended December 31, 2004 and 2005 is as follows:

	2004	2005

	(As restated*)
Accrued post-retirement health care benefit cost at beginning of year	3,282,048	2,983,707
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units	416,276	488,586
Amounts charged to KSO Units under contractual agreement	9,913	11,627
Contributions	(724,530)	(435,899)

Accrued post-retirement health care benefit cost at end of year	2,983,707	3,048,021

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      A 1% increase in the cost trend rate would result in service cost and interest cost, and accumulated post-retirement health care benefit obligation as of December 31, 2003, 2004 and 2005 as follows:

	2003	2004	2005

Service cost and interest cost	594,958	723,941	872,159
Accumulated post-retirement health care benefit obligation	4,545,961	5,597,965	6,718,434
45. RELATED PARTY INFORMATION
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
      Interest expense for two-step loans amounted to Rp755,517 million, Rp489,220 million and Rp324,652 million in 2003, 2004 and 2005, respectively. Interest expense for two-step loan reflected 54.6%, 38.5% and 27.6% of total interest expense in 2003, 2004 and 2005, respectively.
      ii. The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.
      Concession fees amounted to Rp238,979 million, Rp314,741 million and Rp558,485 million in 2003, 2004 and 2005, respectively. Concession fees reflected 1.6%, 1.6% and 2.3% of total operating expenses in 2003, 2004 and 2005, respectively. Radio frequency usage charges amounted to Rp371,740 million, Rp492,568 million and Rp548,186 million in 2003, 2004 and 2005, respectively. Radio frequency usage charges reflected 2.5%, 2.5% and 2.2% of total operating expenses in 2003, 2004 and 2005, respectively.
      iii. Beginning in 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the Ministry of Communications and Information (“MoCI”) of the Republic of Indonesia pursuant to the MoCI Regulation No. 15/ PER/ M.KOMINFO/9/2005 of September 30, 2005.
      USO charges amounted to Rp307,705 million in 2005, which reflected 1.2% of total operating expenses in 2005.

b. Commissioners and Directors Remuneration
      i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp14,047 million, Rp22,700 million and Rp19,707 million in 2003, 2004 and 2005, respectively, which reflected 0.1%, 0.1% and 0.1% of total operating expenses in 2003, 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp45,586 million, Rp50,327 million and Rp52,147 million in 2003, 2004 and 2005, respectively, which reflected 0.3%, 0.3% and 0.2% of total operating expenses in 2003, 2004 and 2005, respectively.

c. Indosat
      Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002 (Note 29), the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.
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
      The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Indosat’s customers.
      The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
such services. Through year-end 2003, Indosat leased circuits from the Company to link Jakarta, Medan and Surabaya. In 2004 and 2005, Indosat did not use this service.
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
      Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp17,933 million, Rp19,101 million and Rp19,066 million in 2003, 2004 and 2005, respectively, reflecting 0.1%, 0.1% and 0.1% of total operating expenses in 2003, 2004 and 2005, respectively. Other agreements between Telkomsel and Indosat are as follows:

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Telkomsel’s share in operating and maintenance costs amounted to Rp1,393 million, Rp2,098 million and Rp1,187 million for the years 2003, 2004 and 2005, respectively.

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
      The Company and its subsidiaries earned net interconnection revenues from Indosat of Rp235,655 million in 2003, reflecting 0.9% of total operating revenues in 2003. The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp158,285 million and Rp52,798 million in 2004 and 2005, respectively, reflecting 0.5% and 0.1% of total operating revenues in 2004 and 2005, respectively.
      The Company leased international circuits from Indosat. Payments made in relation to the lease expense amounted to Rp30,239 million in 2003, reflecting 0.2% of total operating expenses for 2003.
      In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of December 31, 2004 and 2005, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”
      The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp43,595 million, Rp109,814 million and Rp126,425 million in 2003, 2004 and 2005, respectively, which reflected 0.2%, 0.3% and 0.3% of total operating revenues in 2003, 2004 and 2005, respectively.
      Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp23,672 million, Rp14,486 million and Rp8,125 million in 2003,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2004 and 2005, respectively, which reflected 0.1%, less than 0.1% and less than 0.1% of total operating revenues in 2003, 2004 and 2005, respectively.
      Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp10,975 million, Rp21,407 million and Rp23,109 million in 2003, 2004 and 2005, respectively, reflecting 0.1%, 0.1% and 0.1% of total operating expenses in 2003, 2004 and 2005, respectively.

d. Others
      (i) The Company provides telecommunication services to substantially all Government agencies in Indonesia.
      (ii) The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII, for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp73,205 million, Rp51,046 million and Rp66,804 million in 2003, 2004 and 2005, respectively, which reflected 0.3%, 0.2% and 0.2% of total operating revenues in 2003, 2004 and 2005, respectively.
      (iii) The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp44,738 million, Rp25,714 million and Rp30,678 million in 2003, 2004 and 2005, respectively, reflecting 0.2%, 0.1% and 0.1% of total operating revenues in 2003, 2004 and 2005, respectively.
      (iv) The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp126,965 million, Rp268,901 million and Rp337,648 million in 2003, 2004 and 2005, respectively, reflecting 1.1%, 2.4%, and 2.5% of total fixed asset purchases in 2003, 2004 and 2005, respectively.
      (v) PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2003, 2004 and 2005 amounted to Rp52,346 million, Rp217,668 million and Rp67,555 million, respectively, reflecting 0.5%, 1.9% and 0.5% of total fixed asset purchases in 2003, 2004 and 2005, respectively.
      (vi) Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp40,519 million, Rp49,710 million and Rp95,206 million in 2003, 2004 and 2005, respectively, reflecting 0.3%, 0.3% and 0.4% of total operating expenses in 2003, 2004 and 2005, respectively.
      (vii) The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
insurance companies. Insurance premiums charged amounted to Rp159,517 million, Rp148,279 million and Rp58,338 million in 2003, 2004 and 2005, respectively, reflecting 1.1%, 0.8% and 0.2% of total operating expenses in 2003, 2004 and 2005, respectively.
      (viii) The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp2,116,038 million and Rp3,315,428 million as of December 31, 2004 and 2005, respectively, reflecting 3.8% and 5.3% of total assets as of December 31, 2004 and 2005, respectively. Interest income recognized during 2003, 2004 and 2005 was Rp273,986 million, Rp150,367 million and Rp123,951 million reflecting 74.9%, 47.3% and 36% of total interest income in 2003, 2004 and 2005, respectively.
      (ix) The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2004 and 2005 amounted to Rp9,115 million and Rp5,055 million, respectively, representing 0.7% and 0.4% of total interest expense in 2004 and 2005, respectively.
      (x) The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp32,785 million, Rp24,921 million and Rp39,146 million in 2003, 2004 and 2005, respectively, reflecting 0.2%, 0.1% and 0.2% of total operating expenses in 2003, 2004 and 2005, respectively.
      (xi) In 2003, the Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia (“Peruri”), a state-owned company. The cost of the phone cards amounted to Rp7,730 million, reflecting 0.05% of total operating expenses for 2003.
      (xii) The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN, with a total of Rp19,035 million, (Rp5,495 million) and Rp1,072 million in 2003, 2004 and 2005, respectively, reflecting 0.1%, (0.02%) and less than 0.01% of total operating revenues in 2003, 2004 and 2005, respectively.
      (xiii) In addition to revenues earned under the KSO Agreement (Note 47), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp23,147 million, Rp18,449 million and Rp26,769 million in 2003, 2004 and 2005, respectively, reflecting 0.1%, 0.1% and 0.1% of total operating revenues in 2003, 2004 and 2005, respectively.
      (xiv) The Company has revenue-sharing arrangements with Koperasi Pegawai Telkom (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp20,560 million and Rp31,909 million in 2004 and 2005, respectively, representing 0.1% and 0.1% of total operating revenues in 2004 and 2005, respectively.
      (xv) Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of three years, subject to extensions. The lease charges amounted to

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Rp25,032 million and Rp123,857 million in 2004 and 2005, respectively, representing 0.1% and 0.5% of total operating expenses in 2004 and 2005, respectively.
                (xvi) Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp109,548 million and Rp78,714 million in 2004 and 2005, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp816,591 million and Rp1,158,559 million in 2004 and 2005, respectively.
      (xvii) Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004 and 2005 amounted to Rp5,541 million and Rp9,221 million, reflecting 0.02% and 0.02% of total operating revenues in 2004 and 2005, respectively.
      (xviii) The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.
      Presented below are balances of accounts with related parties:

	2004 (As restated*)		2005

		% of		% of
	Amount	Total Assets	Amount	Total Assets

a. Cash and cash equivalents (Note 6)	1,944,154	3.46	3,058,854	4.92

b. Temporary investments	7,290	0.01	—	—

c. Trade accounts receivable, net (Note 7)	419,104	0.75	530,370	0.85

d. Other accounts receivable
KSO Units	1,300	0.00	93,959	0.15
State-owned banks (interest)	5,717	0.01	8,555	0.01
Government agencies	5,433	0.01	421	0.00
Other	16,765	0.03	16,304	0.03

Total	29,215	0.05	119,239	0.19

e. Prepaid expenses (Note 9)	22,440	0.04	299,799	0.48

f. Other current assets (Note 10)	44,608	0.08	159,537	0.26

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004 (As restated*)		2005

		% of		% of
	Amount	Total Assets	Amount	Total Assets

g. Advances and other non-current assets (Note 14)
Bank Mandiri	113,762	0.20	90,668	0.15
Peruri	813	0.00	813	0.00
PT Asuransi Jasa Indonesia	23,104	0.04	—	0.00

Total	137,679	0.24	91,481	0.15

h. Escrow accounts (Note 16)	6,222	0.01	6,369	0.01

	2004 (As restated*)		2005

		% of		% of
		Total		Total
	Amount	Liabilities	Amount	Liabilities

i. Trade accounts payable (Note 17)
Government agencies	259,678	0.78	660,166	2.03
KSO Units	24,312	0.07	15,281	0.05
Indosat	150,631	0.45	46,372	0.14
Koperasi Pegawai Telkom	78,717	0.24	78,673	0.24
PSN	39	0.00	—	—
PT INTI	77,591	0.23	125,792	0.39
Others	52,126	0.16	88,105	0.27

Total	643,094	1.93	1,014,389	3.12

j. Accrued expenses (Note 18)
Government agencies and state-owned ba	nks 204,50	4 0.62	395,791	1.22
Employees	321,237	0.97	452,413	1.39
PT Asuransi Jasa Indonesia	2,040	0.01	2,038	0.01
Others	9,729	0.03	38,442	0.11

Total	537,510	1.63	888,684	2.73

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004 (As restated*)		2005

		% of		% of
		Total		Total
	Amount	Liabilities	Amount	Liabilities

k. Short-term bank loans (Note 20)
Bank Mandiri	41,433	0.13	—	—

l. Two-step loans (Note 22)	6,018,705	18.18	5,329,477	16.36

m. Accrued long service awards (Note 43)	449,841	1.36	524,524	1.61

n. Accrued post-retirement health care benefits (Note 44)	2,983,707	9.01	3,048,021	9.36

o. Long-term bank loans (Note 24)
Bank Mandiri	59,729	0.18	14,918	0.05

46. SEGMENT INFORMATION
      The Company and its subsidiaries have three main business segments: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses. In 2005, a re-alignment of management responsibilities caused a change in segment reporting. The fixed wireless telecommunication services business segment is now presented as a separate segment. This change in segment has been reflected for all periods presented.
      Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

*	The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
External operating revenues	15,905,112	163,384	10,797,555	249,872	27,115,923	—	27,115,923
Inter-segment operating revenues	71,938	50,715	337,100	30,824	490,577	(490,577)	—

Total revenues	15,977,050	214,099	11,134,655	280,696	27,606,500	(490,577)	27,115,923

Segment expense	(10,350,686)	(246,165)	(4,802,283)	(275,499)	(15,674,633)	534,649	(15,139,984)

Segment result	5,626,364	(32,066)	6,332,372	5,197	11,931,867	44,072	11,975,939

Interest expense							(1,383,446)
Interest income							366,024
Gain on foreign exchange — net							126,121
Other income (expenses) — net							364,338
Tax expense							(3,861,090)
Equity in net income of associated companies							2,819

Income before minority interest							7,590,705
Unallocated minority interest							(1,503,478)

Net income							6,087,227

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Other information
Segment assets	35,896,448	1,382,038	15,320,547	357,940	52,956,973	(3,880,055)	49,076,918
Investments in associates	64,648	—	—	—	64,648	—	64,648
Unallocated corporate assets							1,141,683

Total consolidated assets							50,283,249

Segment liabilities	(4,752,981)	(27,576)	(1,312,045)	(55,731)	(6,148,333)	2,427,484	(3,720,849)
Unallocated corporate liabilities							(25,541,368)

Total consolidated liabilities							(29,262,217)

Capital expenditures	(4,320,024)	(1,378,377)	(5,348,783)	(61,672)	(11,108,856)	—	(11,108,856)

Depreciation and amortization	(3,090,414)	(35,809)	(1,680,554)	(9,824)	(4,816,601)	11,916	(4,804,685)

Amortization of goodwill and other intangible assets	(709,389)	—	—	(21,270)	(730,659)	—	(730,659)

Other non-cash expenses	(210,646)	—	(113,904)	(4,308)	(328,858)	—	(328,858)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004 (As restated*)

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
External operating revenues	18,860,835	575,436	14,201,786	309,709	33,947,766	—	33,947,766
Inter-segment operating revenues	4,302	(51,083)	534,790	51,063	539,072	(539,072)	—

Total revenues	18,865,137	524,353	14,736,576	360,772	34,486,838	(539,072)	33,947,766

Segment expenses	(12,207,726)	(789,599)	(6,757,243)	(320,698)	(20,075,266)	715,380	(19,359,886)

Segment result	6,657,411	(265,246)	7,979,333	40,074	14,411,572	176,308	14,587,880

Interest expense							(1,270,136)
Interest income							317,941
Loss on foreign exchange — net							(1,220,760)
Other income (expenses) — net							331,050
Tax expense							(4,178,526)
Equity in net income of associated companies							3,420

Income before minority interest							8,570,869
Unallocated minority interest							(1,956,301)

Net income							6,614,568

Other information
Segment assets	34,493,795	3,048,671	18,988,939	414,165	56,945,570	(2,396,426)	54,549,144
Investments in associates	73,323	—	9,290	—	82,613	—	82,613
Unallocated corporate assets							1,547,435

Total consolidated assets							56,179,192

Segment liabilities	(2,821,945)	(86,780)	(1,712,623)	(87,346)	(4,708,694)	987,442	(3,721,252)
Unallocated corporate liabilities							(29,391,472)

Total consolidated liabilities							(33,112,724)

Capital expenditures	(4,340,591)	(1,807,518)	(4,982,744)	(66,691)	(11,197,544)	—	(11,197,544)

Depreciation and amortization	(3,568,196)	(229,983)	(2,651,028)	(18,740)	(6,467,947)	14,590	(6,453,357)

Amortization of goodwill and other intangible assets	(851,060)	—	—	(21,270)	(872,330)	—	(872,330)

Other non-cash expenses	(244,356)	—	(100,737)	(5,338)	(350,431)	—	(350,431)

*	The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
External operating revenues	19,637,386	1,449,725	20,384,856	335,217	41,807,184	—	41,807,184
Inter-segment operating revenues	305,382	(167,935)	691,188	70,475	899,110	(899,110)	—

Total revenue	19,942,768	1,281,790	21,076,044	405,692	42,706,294	(899,110)	41,807,184

Segment expense	(14,378,819)	(2,174,656)	(8,774,996)	(328,184)	(25,656,655)	1,020,221	(24,636,434)

Segment result	5,563,949	(892,866)	12,301,048	77,508	17,049,639	121,111	17,170,750

Interest expense							(1,177,268)
Interest income							344,686
Loss on foreign exchange — net							(516,807)
Other income (expenses) — net							409,184
Tax expense							(5,183,887)
Equity in net income of associated companies							10,879

Income before minority interest							11,057,537
Unallocated minority interest							(3,063,971)

Net income							7,993,566

Other information
Segment assets	33,980,509	3,617,374	25,444,587	455,644	63,498,114	(2,260,681)	61,237,433
Investments in associates	92,110	—	9,290	—	101,400	—	101,400
Unallocated corporate assets							832,211

Total consolidated assets							62,171,044

Segment liabilities	(2,890,445)	(459,284)	(2,547,874)	(111,620)	(6,009,223)	886,435	(5,122,788)
Unallocated corporate liabilities							(27,450,662)

Total consolidated liabilities							(32,573,450)

Capital expenditures	(2,037,866)	(1,388,876)	(10,085,755)	(40,460)	(13,552,957)	—	(13,552,957)

Depreciation and amortization	(4,006,246)	(537,284)	(3,046,632)	(23,322)	(7,613,484)	11,919	(7,601,565)

Write-down of assets and loss on procurement commitments	—	(696,127)	—	—	(696,127)	—	(696,127)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Amortization of goodwill and other intangible assets	(896,883)	—	—	(21,270)	(918,153)	—	(918,153)

Other non-cash expenses	(292,357)	(21,582)	(171,192)	(4,783)	(489,914)	—	(489,914)

47. JOINT OPERATION SCHEMES (“KSO”)
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
      Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those certain KSO investors did not fully remedy this situation, the Company entered into agreements with some of the KSO investors to acquire those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5) and currently controls the related KSOs through its ownership of such KSO investors. In January 2004, the Company acquired full operational control of the KSO IV operations (Note 5). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition. Subsequent to January 2004, only Regional Division VII is operated by a KSO investor, PT Bukaka Singtel International (“BSI”), which is not controlled by the Company.
      Under the Joint Operation Scheme between the Company and BSI, the KSO Unit VII is required to make payments to the Company consisting of the following:

•	Minimum Telkom Revenue (“MTR”)
      Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

•	Distributable KSO Revenues (“DKSOR”)
      DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreement. These revenues are shared between the Company and BSI based on agreed upon percentages.
      The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and BSI based on a ratio of 95% and 5%, respectively.
      The DKSOR from non-Telkom Flexi Revenues are shared between the Company and BSI based on a ratio of 35% and 65%, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      At the end of the KSO period, all rights, title and interests of BSI in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO investor of:

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
48. REVENUE-SHARING ARRANGEMENTS
      The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.
      As of December 31, 2005, the Company has 90 RSA with 63 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java and Kalimantan with concession periods ranging from 16 to 176 months.
      Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company at a nominal price.
      Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.
      The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp53,589 million and Rp55,441 million in 2004 and 2005, respectively (Note 13).
      The investors’ share of revenues amounted to Rp442,633 million, Rp891,165 million and Rp513,528 million in 2003, 2004 and 2005, respectively.
49. TELECOMMUNICATIONS SERVICES TARIFFS
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Fixed Line Telephone Tariffs
      Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.
      Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/ PHB-2003 dated January 16, 2003.
      Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:

•	Local charges increased by an average of 28%

•	DLD charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.

Mobile Cellular Telephone Tariffs
      Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM. 27/ PR.301/ MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.
      The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:

a. Air time
      The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	:	2 times airtime rate
2. Cellular to PSTN	:	1 time airtime rate
3. PSTN to cellular	:	1 time airtime rate
4. Card phone to cellular	:	1 time airtime rate plus 41% surcharge

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
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
      Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.

Interconnection Tariffs
      The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoC issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/ Per/ M. KOMINF/02/2006 dated February 8, 2006.

i. Interconnection with Fixed line Network
      The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2001, as amended by Decree 28 of 2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. 506/1997, Decree No. 46/1998, Decree No. 37/1999 and Decree No. 30/2000.
      Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and domestic long-distance calls, the operator of the network on which the calls terminate receives an agreed amount per minute.
      Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of domestic long-distance calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.
      Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute. In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 25% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

ii. Cellular Interconnection
      In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the air time charges.
      The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

iii. International Interconnection
      Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff

Access Charge	Rp850/successful call
Usage Charge	Rp550/successful paid minute
      In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.

iv. Satellite Phone Interconnection
      Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp800 per minute for network charges and an additional Rp300 per minute origination fee if the call originates from the Company’s fixed line network.

v. VoIP Interconnection
      Previously, MoC Decree No. 23 of 2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoC has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

Public Phone Kiosk (“Wartel”) Tariff
      On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Tariff for Other Services
      The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)
      On September 30, 2005, the MoCI issued Regulation No. 15/ PER/ M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.
50.  COMMITMENTS

a. Capital Expenditures
      As of December 31, 2005, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah

Rupiah	—	2,601,352
U.S. Dollar	265	2,602,313
Euro	119	1,386,487
Japanese Yen	52	4,355

Total		6,594,507

      The above balance includes the following significant agreements:

(i) Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services:

•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The agreements contain lists of charges (“Price List”) to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period upon the issuance of Purchase Order (“PO”).

The agreements are valid and effective as of the execution date (“Effective Date”) by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and technical services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date (“Pre-Effective Date Pricing”), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and the Effective Date. Prices as well as discounts thereon are subject to a quarterly review.

(ii) CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Divisions V, VI and VII and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”), which is related to the construction of Network and Switching Subsystem (“NSS”) for nationwide and BSS for Regional Divisions IV, V, VI, and VII. As of December 31, 2005, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$5.6 million and Rp1,826 million.

Samsung Consortium will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$11.6 million.

(iii) CDMA Procurement Agreement with Ericsson CDMA Consortium

The Company and Ericsson CDMA Consortium entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002. The MPPA is related to the construction of BSS for Regional Division II. As of December 31, 2005, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$6.8 million and Rp12,753 million.

Ericsson Consortium will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$5.3 million.

(iv) MPPA with PT INTI

The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. As of December 31, 2005, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$355,275 and Rp233 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

PT INTI will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$2.3 million.

(v) MPPA with Motorola

On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in Regional Division I. As of December 31, 2005, the Company’s remaining purchase commitment in connection with this MPPA amounted to US$422,424 and Rp1,307 million.

Motorola, Inc. will service and maintain the CDMA 2000 IX system that it constructs, pursuant to a Service Level Agreement dated the same date as the MPPA in return for an annual consideration of US$3 million.

(vi)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement and its amendment, the Company is obliged to pay PT INTI total consideration of approximately US$6.6 million and Rp111,655 million. As of December 31, 2005, the Company has paid and/or accrued a total of US$2.9 million plus Rp59,018 million.

(vii)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta — Tanjung Pandan — Pontianak — Batam — Dumai — Pekanbaru — Palembang — Jakarta) and RING II (link Medan — Padang — Pekanbaru — Medan). Under this agreement, the Company is obliged to pay NEC-Siemens Consortium total consideration of approximately US$46.9 million and Rp169,642 million. This agreement is based on a turnkey arrangement. As of December 31, 2005, no payment has been made by the Company.

b.	Agreements on Derivative Transactions
      Telkomsel is exposed to market risks, primarily changes in foreign exchange rates, and uses derivative instruments in hedging such risk. None of the derivative transactions entered into by Telkomsel during 2003, 2004 and 2005 met the PSAK 55 criteria for hedge accounting. Therefore, changes in the fair value of the derivative financial instruments were recognized in the consolidated statements of income.
      Telkomsel purchases equipment from several overseas suppliers and, as a result, is exposed to fluctuations in foreign currency exchange rates. In 2004 and 2005, Telkomsel entered into forward foreign exchange contracts with Deutsche Bank, Standard Chartered Bank, The Hongkong and Shanghai Banking Corporation and Citibank Jakarta to mitigate the foreign exchange risks relating to its purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.
      The following table presents the aggregate notional amounts of Telkomsel’s foreign exchange forwards entered into in 2004 and 2005:

	2004	2005

	(in millions)	(in millions)
Citibank — U.S. Dollar	25	30
The Hongkong and Shanghai Banking Corporation — Euro	—	30
Deutsche Bank — U.S. Dollar	15	—
Standard Chartered Bank — Euro	15	—
      As of December 31, 2004, all of the forward contracts with Standard Chartered Bank and Citibank had been closed and the outstanding contract with Deutsche Bank amounted to US$5 million.
      A receivable to reflect the gain on the difference between the contract rate and the rate prevailing as of December 31, 2004 amounting to Rp1,020 million was included in “Other Receivables” in the consolidated balance sheet.
      As of December 31, 2005, all of the forward contracts had been closed.

c.	Borrowings and other credit facilities
      (i) Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/ C, bank guarantee, standby L/ C and foreign exchange. The facility expires in December 2006. Borrowings under the facility bear interest at SIBOR plus 2% per annum for drawing in US Dollar, at a rate equal to the three-month Certificate of Bank Indonesia plus 2% per annum for drawing in Rupiah, and at the Bank’s cost of fund plus 2% for drawing in other currencies. Under the facility, Telkomsel has an outstanding bank guarantee of Rp150 billion (US$15.3 million) as of December 31, 2005. There were no outstanding borrowings related to the facility as of December 31, 2004 and 2005.
      (ii) Telkomsel has a US$40 million facility with Citibank N.A., Jakarta for L/ C and Trust Receipt Loan, which expires on July 31, 2006. Borrowings under this facility bear interest at the Bank’s cost of fund plus 2% per annum. There were no outstanding borrowings under this facility as of December 31, 2004 and 2005.
      (iii) Telkomsel has not collateralized any of its assets for its bank borrowings or other credit facilities. The terms of the various agreements between Telkomsel and its lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, inter alia, certain restriction on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with the terms of the agreements. The terms of the relevant agreement also contain default and cross default clauses. Management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.
      (iv) In October 2005, Graha Sarana Duta entered into a credit agreement with the Bank Niaga, Bandung to obtain a Rp12 billion short-term facility, which expires on 18 October 2006. Borrowings

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
under this facility bear interest at 14.5% per annum. There were no outstanding borrowings related to this facility as of December 31, 2005.

d.	Operating Leases
      The Company leases land, buildings, and various equipment under non-cancelable operating leases having initial terms of more than one year. At December 31, 2005, the future minimum payments for the non-cancelable operating leases were as follows:

Year	Rp

2006	474,790
2007	493,585
2008	452,820
2009	274,307
2010	269,013
Thereafter	851,425

Total	2,815,940

      Rental expense for operating leases was Rp462,995 million, Rp759,288 million and Rp868,987 million for the years ended December 31, 2003, 2004 and 2005, respectively.
51. CONTINGENCIES
      a. In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp99 million and Rp33,116 million as of December 31, 2004 and 2005, respectively.
      b. On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. As of the date of issuance of these consolidated financial statements, the Indonesian Supreme Court has not issued its verdicts. The Company does not believe that these proceedings presently pending will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      c. There are on-going investigations by the West Java Police Department as to the conduct of the Company’s Director of Human Resources Development, the Company’s Director of Consumer, and several other employees of the Company (including one former director of the Company and one former President Director of Napsindo — the Company’s subsidiary). As the details of the investigations have not been made public, the Company does not know the full nature or extent of the investigations or the matters to which they relate, or whether any charges are likely to be filed. Based on press reports, the Company understands that the investigations relate principally to an alleged violation of anti-corruption law regarding (i) the retention by the Company of a consultant and an alleged overpayment without compliance with proper procedures; and (ii) the alleged provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff, and alleged use by Napsindo/Globalcom of the Company’s network for the provision of illegal VoIP services. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. To the Company’s knowledge, no charges have been filed against any of the persons investigated by the West Java Police Department, although several of them (but not the Company’s Director of Consumer) were held in custody in West Java pending completion of the investigations. On May 10, 2006, those individuals were released from the police custody because the police were unable to find any incriminating evidence to support the charges during the 120-day period they were held in police custody. 120 days is the maximum period allowed for police custody of suspects for investigation purpose. However the investigation is ongoing. There can be no assurance that the police will not find evidence of wrong-doing, charges will not be filed in relation to the foregoing, or that such persons or other employees of the Company will not be found guilty of any offence. Although the Company believes that the investigations are without merits, to the extent any of such persons are in custody, or are found guilty of any offence, the Company is and would be deprived of their services. In addition, the Company does not believe that there are any financial ramifications as a result of the investigations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
      The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2004		2005

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent

Assets
Cash and cash equivalents
U.S. Dollar	74.80	694,116	81.96	805,489
Euro	88.10	1,114,704	59.14	689,472
Japanese Yen	0.98	89	—	—
Trade accounts receivable
Related parties
U.S. Dollar	3.92	36,375	1.64	16,112
Third parties
U.S. Dollar	16.19	150,223	19.46	191,199
Other accounts receivable
U.S. Dollar	1.12	10,355	0.30	2,910
Euro	—	—	0.01	88
Other current assets
U.S. Dollar	4.61	42,792	13.63	133,926
Euro	0.01	157	—	—
Advances and other non-current assets
U.S. Dollar	6.90	64,056	2.25	22,162
Escrow accounts
U.S. Dollar	3.24	30,059	12.89	126,128

Total Assets		2,142,926		1,987,486

Liabilities
Trade accounts payable
Related parties
U.S. Dollar	19.13	177,892	15.09	148,423
Myanmar KYAT	0.01	20	—	—
Singapore Dollar	—	1	—	—
Third parties
U.S. Dollar	49.57	460,969	125.40	1,233,050
Euro	—	—	68.30	796,343
Japanese Yen	7.88	715	66.03	5,508
Singapore Dollar	0.03	146	0.01	33
Great Britain Pound Sterling	0.06	1,092	—	14

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004		2005

	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent

Accrued expenses
Euro	26.54	336,572	8.79	102,509
U.S. Dollar	24.08	223,931	21.01	206,639
Japanese Yen	20.41	1,852	52.85	4,433
Singapore Dollar	0.37	2,135	0.42	2,497
Australian Dollar	0.07	507	—	—
Dutch Guilder	0.48	1,795	—	—
Short-term bank loans
Third parties
U.S. Dollar	118.46	1,101,633	—	—
Advances from customers and suppliers
U.S. Dollar	0.42	3,947	0.15	1,474
Current maturities of long-term liabilities
U.S. Dollar	116.29	1,081,478	150.43	1,479,401
Euro	14.64	185,643	14.67	171,087
Japanese Yen	1,142.91	103,688	1,142.91	95,876
Long-term liabilities
U.S. Dollar	830.22	7,721,068	662.39	6,514,501
Japanese Yen	15,527.59	1,408,708	14,384.68	1,206,700
Euro	36.60	464,108	22.01	256,631

Total liabilities		13,277,900		(12,225,119)

Net liabilities		(11,134,974)		(10,237,633)

53. SUBSEQUENT EVENT
          Sale of investment in PT Mandara Selular Indonesia (“Mobisel”)
      On January 11, 2006, the Company signed a Shares Sale and Purchase Agreement with Twinwood Ventures Limited whereby the Company agreed to sell its entire ownership interest in Mobisel to Twinwood Ventures Limited for Rp22,561 million. The closing date of the transaction was on January 13, 2006 when approval from Indonesian Investment Coordinating Board (“BKPM”) was obtained. The resulting gain on this sale was not significant.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA
      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below.
      As discussed in Note 4, the Company’s consolidated financial statements prepared in accordance with Indonesian GAAP as of and for the year ended December 31, 2004 have been restated in connection with the adoption of PSAK 24R. While the restatement affected previously reported consolidated net income and stockholders’ equity under Indonesian GAAP, there was no net effect on consolidated net income and stockholders’ equity under U.S. GAAP as previously reported. However, certain reconciling line items in arriving at net income and stockholders’ equity under U.S. GAAP have been revised.

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

b. Foreign Exchange Differences Capitalized to Property Under Construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are charged to current operations.

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. Interest income arising from any unused borrowings is recognized directly to current operations.

d. Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

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

e. Employee benefit plans

As of January 1, 2005, the Company adopted PSAK 24R in accounting for pension benefit cost, post-retirement health care benefit cost and long service award benefit cost for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions retrospectively as of January 1, 2004 (Note 4a). Prior to 2004, there were no differences between Indonesian GAAP and U.S. GAAP with respect to the accounting for post-retirement health care benefit cost and long service award benefit cost while for pension benefit cost, there were some differences as follows:

i.	Under Indonesian GAAP, the prior service cost attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees.

ii.	Under Indonesian GAAP, the Company amortized the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10 percent of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected average remaining service period.

iii.	Under Indonesian GAAP, recognition of a minimum liability is not required. Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Starting in 2004, the differences between the Company’s accounting for pension benefit cost, post-retirement health care benefit cost and long service award benefit cost under Indonesian GAAP and U.S. GAAP are as follows:

i.	Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized over the vesting period. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees.

ii.	Different dates of implementation caused significant differences in cumulative unrecognized actuarial gains and losses. However, the cumulative unrecognized actuarial gains and losses under Indonesian GAAP is now recognized in a manner similar to U.S. GAAP.

iii.	Under Indonesian GAAP, the transition obligation was recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S. GAAP, the transition obligation is deferred and amortized systematically over the estimated remaining service period for active employees.

iv.	The difference between Indonesian GAAP and U.S. GAAP in connection with the recognition of minimum liability remains unchanged.

f. Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of those associates.

g. Land Rights

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

h. Revenue Recognition

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.

i. Goodwill

Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.

j. Capital Leases

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

Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the net present value of minimum lease payments are at least 90% of the fair value of the asset.

k. Acquisition of Dayamitra

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
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.

l. Reversal of Difference Due to Change of Equity in Associated Companies

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

m. Asset Retirement Obligations

Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to current operations as incurred.

Under U.S. GAAP, the estimated fair value of such obligations is accrued at the time of acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.

n. Deferred Income Taxes

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

o. Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. When an impairment loss is recognized, the adjusted carrying amount of fixed asset becomes its new cost basis and reversals of previously recognized impairment losses are prohibited.

Through the year ended December 31, 2004, there were no impairment charges recognized by the Company. As discussed in Note 12, in 2005, the Company recognized impairment charges on BSS equipment which are part of transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets is less than the carrying amount of the assets and therefore, for U.S. GAAP reporting purposes, these assets have been written down to their estimated fair value based on discounted estimated future cash flows. The estimated fair values of the impaired assets determined under U.S. GAAP are the same as those determined under Indonesian GAAP; accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

p.	Gain (loss) on Disposal of Property, Plant and Equipment

Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2003, 2004 and 2005, operating income would have been higher (lower) by Rp182,883 million, (Rp26,089) million and Rp46,193 million, respectively, and other income (expenses) would have been lower (higher) by the same amounts due to the inclusion of the gain (loss) on disposal of property, plant and equipment in the determination of operating income.

q.	Reversal of Difference in Value of Restructuring Transactions Between Entities Under Common Control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer exists as of January 1, 2005.

Under U.S. GAAP, difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.
      (2) A summary of the significant adjustments to consolidated net income for the years ended December 31, 2003, 2004 and 2005 and to consolidated stockholders’ equity as of December 31, 2004 and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2005 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2003	2004	2005

			(As restated*)
Net income according to the consolidated statements of income prepared under Indonesian GAAP			6,087,227	6,614,568	7,993,566

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(a	)	(670,981)	—	—
Capitalization of foreign exchange gains and losses, net of related depreciation of (Rp76,756) million, (Rp75,870) million and (Rp77,010) million, respectively	(b	)	76,756	1,587	77,010
Interest capitalized on property under construction, net of related depreciation of (Rp8,787) million, (Rp13,392) million and (Rp17,275) million, respectively	(c	)	39,077	26,802	23,825
Revenue-sharing arrangements	(d	)	23,159	155,369	69,173
Pension	(e	)	(109,334)	(148,517)	(104,877)
Post-retirement health care	(e	)	—	(75,964)	(104,466)
Long service awards	(e	)	—	(122,462)	(90,933)
Equity in net income (loss) of associated companies	(f	)	(170)	(177)	(192)
Amortization of land rights	(g	)	(10,212)	(13,907)	(4,881)
Revenue recognition	(h	)	(53,226)	54,159	5,046
Goodwill	(i	)	21,270	21,270	21,270
Capital leases	(j	)	6,882	(3,435)	(47,524)
Adjustment for consolidation of Dayamitra	(k	)	(24,476)	(72,361)	5,084
Reversal of difference due to change of equity in associated companies	(l	)	(38,425)	—	—
Asset retirement obligations	(m	)	(848)	(848)	(848)

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note		2003	2004	2005

			(As restated*)
Deferred income tax:
Deferred income tax on equity method investments	(n	)	119,456	(11,234)	(3,206)
Deferred income tax effect on U.S. GAAP adjustments			323,089	61,742	18,288

			(297,983)	(127,976)	(137,231)
Minority interest			1,396	(18,019)	(16,244)

Net adjustments			(296,587)	(145,995)	(153,475)

Net income in accordance with U.S. GAAP			5,790,640	6,468,573	7,840,091

Net income per share — in full Rupiah amount			287.23	320.86	388.89

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)			11,489.40	12,834.47	15,555.74

*	The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note		2004	2005

			(As restated*)
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP			18,128,036	23,292,401

U.S. GAAP adjustments — increase (decrease) due to:
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(548,886)	(471,876)
Interest capitalized on property under construction — net of related depreciation	(c	)	128,614	152,439
Revenue-sharing arrangements	(d	)	(292,327)	(223,154)
Pension	(e	)	1,973,837	1,851,509
Post-retirement health care	(e	)	1,142,561	1,038,095
Long service awards	(e	)	(122,462)	(213,395)
Equity in net income (loss) of associated companies	(f	)	(18,429)	(18,621)
Amortization of land rights	(g	)	(79,118)	(83,999)
Revenue recognition	(h	)	(714,389)	(709,343)
Goodwill	(i	)	63,809	85,079
Capital leases	(j	)	17,688	(29,836)
Adjustment for consolidation of Dayamitra	(k	)	(61,728)	(56,644)
Asset retirement obligations	(m	)	(1,696)	(2,544)
Deferred income tax:
Deferred income tax on equity method investments	(n	)	39,343	35,040
Deferred income tax effect on U.S. GAAP adjustments			(89,704)	(66,182)

			1,437,113	1,286,568
Minority interest			5,763	(10,481)

Net adjustments			1,442,876	1,276,087

Stockholders’ equity in accordance with U.S. GAAP			19,570,912	24,568,488

*	The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     The changes in stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Stockholders’ equity at beginning of year	13,910,864	16,284,692	19,570,912
Changes during the year:
Net income under U.S. GAAP	5,790,640	6,468,573	7,840,091
Dividends	(3,338,109)	(3,186,991)	(2,921,227)
Accumulated other comprehensive income, net of tax	(78,703)	4,638	(11,288)
Difference in value of restructuring transactions between entities under common control	—	—	90,000

Stockholders’ equity at end of year	16,284,692	19,570,912	24,568,488

      With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2004	2005

Consolidated balance sheets
Current assets	9,610,433	10,952,600
Non-current assets	47,091,387	52,527,929

Total assets	56,701,820	63,480,529

Current liabilities	11,650,470	13,796,402
Non-current liabilities	20,547,769	18,799,964

Total liabilities	32,198,239	32,596,366
Minority interest in net assets of subsidiaries	4,932,669	6,315,675
Stockholders’ equity	19,570,912	24,568,488

Total liabilities and stockholders’ equity	56,701,820	63,480,529

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC

a. Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2003	2004	2005

Consolidated income before tax in accordance with U.S. GAAP	10,711,267	12,570,911	16,089,111
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	3,213,380	3,771,273	4,826,733

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement health care benefit cost	188,375	139,834	169,534
Amortization of discount on promissory notes and other borrowing costs	132,876	136,994	62,132
Tax penalty	16,521	1,941	24,155
Employee benefits	6,342	24,719	18,618
Permanent differences of the KSO Units	16,739	17,213	17,458
Income which was already subject to final tax	(61,876)	(30,743)	(68,336)
Others	(93,812)	66,787	118,511

Total	205,165	356,745	342,072

Provision for income tax in accordance with U.S. GAAP	3,418,545	4,128,018	5,168,805

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

For the three-year period ended December 31, 2005, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

	2004	2005

Deferred tax assets
Trade accounts receivable	228,889	248,260
Inventories	15,494	13,884
Tax loss carryforwards	239,501	123,309
Accrued long service awards	172,399	225,454
Deferral of revenue	220,538	218,366
Long-term investments	44,029	41,706
Liabilities of business acquisitions	1,009,932	945,403
Accrued employee benefits	46,043	63,002
Others	40,532	103,445

Total	2,017,357	1,982,829

Deferred tax liabilities
Property, plant and equipment	(3,215,173)	(2,882,932)
Intangible assets	(1,592,645)	(1,327,225)
Pension benefit cost	(153,177)	(163,747)
Prepaid expenses	(34,290)	(31,877)

Total	(4,995,285)	(4,405,781)

Total deferred tax liabilities — net	(2,977,928)	(2,422,952)

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Long-term liabilities

The fair value of long-term liabilities other than bonds and guaranteed notes is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s bankers.

The fair value of bonds and guaranteed notes is based on market prices at balance sheet date.

The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying	Fair
	Amount	Value

2004
Cash and cash equivalents	4,856,123	4,856,123
Temporary investments	19,949	19,949
Short-term bank loans	1,101,633	1,101,633
Long-term liabilities:
Two-step loans	6,018,705	6,983,321
Bonds	986,564	1,245,208
Medium-term notes	1,077,703	1,100,032
Guaranteed notes	736,174	863,184
Bank loans	2,378,315	2,462,916
Liabilities of business acquisitions	4,317,225	5,033,748
2005
Cash and cash equivalents	5,374,684	5,374,684
Temporary investments	22,064	22,064
Short-term bank loans	173,800	173,800
Long-term liabilities:
Two-step loans	5,329,477	5,001,102
Bonds	991,850	1,031,040
Medium-term notes	609,329	582,220
Bank loans	2,386,646	2,267,269
Liabilities of business acquisitions	3,990,353	4,162,814

The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

i. Fair values presented do not take into consideration the effect of future currency fluctuations.

ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. Comprehensive Income

	2003	2004	2005

Net income under U.S. GAAP	5,790,640	6,468,573	7,840,091
Unrealized holding gain (loss) on available-for-sale securities	—	884	(1,632)
Foreign currency translation adjustments of associates	(78,703)	3,754	2,560
Minimum pension liability adjustments	—	—	(12,216)

	5,711,937	6,473,211	7,828,803

Adjustments to net income to arrive at comprehensive income include unrealized holding gains (losses) on available-for-sale securities, foreign currency translation adjustments and minimum pension liability adjustments. The foreign currency translation adjustments of associates are reported net of income tax of Rp67,270 million, Rp1,609 million and Rp1,097 million for the years ended December 31, 2003, 2004 and 2005, respectively. The minimum pension liability adjustment for 2005 is reported net of income tax of Rp5,235 million. The components of accumulated other comprehensive income are as follows:

	2003	2004	2005

Unrealized holding gain (loss) on available-for-sale securities	—	884	(748)
Foreign currency translation adjustments of associates	156,962	160,716	163,276
Minimum pension liability adjustments	—	—	(12,216)

	156,962	161,600	150,312

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
d. Employee Benefit Plans

The Company

The disclosures under SFAS No. 132 (Revised 2003) and SFAS No. 106 are as follows:

	Pension			Health Care

	2003	2004	2005	2003	2004	2005

Components of Net Periodic Benefit Cost
Service cost	119,089	137,264	138,117	88,394	76,163	87,636
Interest cost	537,797	740,494	789,830	493,596	411,110	507,994
Expected return on plan assets	(421,706)	(436,672)	(533,333)	(56,004)	(61,084)	(103,498)
Amortization of prior service cost (gain)	201,265	201,265	201,265	(367)	(367)	(367)
Recognized actuarial loss (gain)	(43,020)	57,641	21,244	99,286	52,006	88,589
Amortization of transition obligation	28,634	28,634	28,634	24,325	24,325	24,325

Net periodic benefit cost	422,059	728,626	645,757	649,230	502,153	604,679
Amounts charged to KSO Units under contractual agreement	(29,896)	(16,369)	(18,660)	(7,795)	(9,913)	(11,627)

Total net periodic benefit cost less amounts charged to KSO Units	392,163	712,257	627,097	641,435	492,240	593,052

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s U.S. GAAP balance sheets as of December 31, 2004 and 2005:

	Pension		Health Care

	2004	2005	2004	2005

Change in benefit obligation
Benefit obligation at beginning of year	6,852,923	7,315,182	3,787,389	4,681,005
Service cost	137,264	138,117	76,163	87,636
Interest cost	740,494	789,830	411,110	507,994
Plan participants’ contributions	43,906	41,371	—	—
Actuarial (gain) loss	(155,128)	(794,180)	529,618	423,833
Benefits paid	(304,277)	(350,220)	(123,275)	(125,979)

Benefit obligation at end of year	7,315,182	7,140,100	4,681,005	5,574,489

Change in plan assets
Fair value of plan assets at beginning of year	3,671,309	4,884,523	505,340	1,138,768
Actual return on plan assets	627,842	155,754	32,173	45,209
Employer contributions	845,743	698,526	724,530	435,899
Plan participants’ contributions	43,906	41,371	—	—
Benefits paid	(304,277)	(350,220)	(123,275)	(125,979)

Fair value of plan assets at end of year	4,884,523	5,429,954	1,138,768	1,493,897

Funded status	(2,430,659)	(1,710,146)	(3,542,237)	(4,080,592)
Unrecognized prior service cost (gain)	1,861,565	1,660,300	(1,566)	(1,199)
Unrecognized net actuarial loss	974,763	536,918	1,459,408	1,852,943
Unrecognized net transition obligation	120,257	91,623	243,249	218,924

Net amount recognized	525,926	578,695	(1,841,146)	(2,009,924)

The accumulated benefit obligation of the Company’s defined benefit pension plan was Rp4,656,605 million and Rp4,829,227 million as of December 31, 2004 and 2005, respectively.

The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31 for each of the years.

The assumptions used by the independent actuary to determine the benefit obligation of the plans as of December 31, 2004 and 2005 were as follows:

	Pension		Health Care

	2004	2005	2004	2005

Discount rate	11%	11%	11%	11%
Rate of compensation increase	8%	8.8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The assumption used by the independent actuary to determine the net periodic benefit cost of the plans for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Pension			Health Care

	2003	2004	2005	2003	2004	2005

Discount rate	13%	11%	11%	13%	11%	11%
Expected long-term return on plan assets	13%	11%	10.5%	13%	11%	8%
Rate of compensation increase	6%	8%	8%	—	—	—

Assumed health care cost trend rates at December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Health care cost trend assumed for next year	12%	12%	9%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	8%	8%	9%
Year that the rate reaches the ultimate trend rate	2006	2007	2006

The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2003, 2004 and 2005 were prepared on May 21, 2004, March 15, 2005, and February 27, 2006, respectively, by an independent actuary.

Discount rate is based on the Government Bond yields, i.e., 11.38%. The rate of compensation increase assumed is based on long-term inflation in the order of 6% — 7%. The expected long-term return on plan assets is based on the average rate of earnings expected on the funds invested or to be invested.

Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	159,073	(126,008)
Effect on post-retirement benefit obligation	1,143,943	(908,400)

The Company’s pension plan weighted average asset allocations at December 31, 2004 and 2005, by asset category, are as follows:

	Plan Assets
	as of
	December 31

Asset Category	2004	2005

Debt securities	71%	75%
Deposit securities	17%	7%
Equity securities	7%	11%
Real estate	1%	1%
Other	4%	6%

Total	100%	100%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Equity securities include the Company’s common stock in the amounts of Rp96,063 million (2.0 percent of total plan assets) and Rp124,189 million (2.3 percent of total plan assets) at December 31, 2004 and 2005, respectively.

Debt securities include the Company’s bonds in the amounts of Rp159,253 million (3.3 percent of total plan assets) and Rp223,736 million (4.1 percent of total plan assets) at December 31, 2004 and 2005, respectively.

The Company’s post-retirement health care plan weighted average asset allocations at December 31, 2004 and 2005, by asset category, are as follows:

	Plan Assets
	as of
	December 31

Asset Category	2004	2005

Debt securities	15%	31%
Deposit securities	84%	60%
Equity securities	—	4%
Other	1%	5%

Total	100%	100%

      Debt securities include the Company’s medium-term notes in the amount of Rp145,000 million (12.7 percent of total plan assets) at December 31, 2004 and the Company’s medium-term notes and bonds in the total amount of Rp232,394 million (15.6 percent of total plan assets) at December 31, 2005.

Contributions
      The Company expects to contribute Rp693,502 million to its defined benefit pension plan and Rp568,755 million to its post-retirement health care plan during 2006.

Expected Future Benefit Payments
      The expected benefit payments are as follows:

		Health
	Pension	Care

2006	387,235	138,566
2007	351,742	152,035
2008	394,299	170,277
2009	472,327	191,692
2010	565,764	216,647
2011 — 2015	3,824,443	1,558,154

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Telkomsel

Pension plan

	2003	2004	2005

Service cost	4,679	6,300	12,901
Interest cost	3,337	5,199	8,412
Expected return on plan assets	(1,013)	(824)	(832)
Amortization of prior service cost	—	125	24
Recognized actuarial loss	587	1,157	1,920
Amortization of transition obligation	458	458	458

Net periodic benefit cost	8,048	12,415	22,883

      The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in Telkomsel’s U.S. GAAP balance sheets as of December 31, 2004 and 2005:

	2004	2005

Change in benefit obligation
Benefit obligation at beginning of year	47,646	59,145
Service cost	6,300	12,901
Interest cost	5,199	8,412
Actuarial loss	—	96,151
Benefits paid	—	(2,929)

Benefit obligation at end of year	59,145	173,680

Change in plan assets
Fair value of plan assets at beginning of year	8,504	11,182
Actual return on plan assets	2,678	(2,210)
Employer contributions	—	14,928
Benefits paid	—	(2,929)

Fair value of plan assets at end of year	11,182	20,971

Funded status	(47,963)	(152,709)
Unrecognized prior service cost	2,048	274
Unrecognized net actuarial loss	20,820	120,725
Unrecognized transition obligation	6,648	6,190

Net amount recognized	(18,447)	(25,520)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004	2005

Accumulated benefit obligation	26,045	70,406
Fair value of plan assets	(11,182)	(20,971)

Unfunded accumulated benefits (required minimum liability)	14,863	49,435
Accrued pension cost	(18,447)	(25,520)

Additional liability under U.S. GAAP	—	23,915
Intangible asset	—	6,464

Other comprehensive income	—	17,451

      The actuarial calculation for the pension plan is prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.
      The assumptions used by the independent actuary to determine the benefit obligation of the plan as of 31 December 31, 2004 and 2005 were as follows:

	2004	2005

Discount rate	11%	11%
Rate of compensation increase	9%	8%
      The assumptions used by the independent actuary to determine the net periodic pension cost of the plan for the years ended December 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005

Discount rate	12%	11%	11%
Expected long-term return on plan assets	12%	7.5%	7.5%
Rate of compensation increase	10%	9%	9%

e. Recent U.S. Accounting Pronouncements

SFAS No. 123R, “Share-Based Payment.” In December 2004, the FASB issued SFAS No. 123R which requires companies to measure compensation cost for share-based payments at fair value. It is not expected that the adoption of SFAS No. 123R will have a material effect on the Company’s consolidated financial statements.

SFAS No. 151 “Inventory Cost — an amendment of ARB No. 43, Chapter 4.” In November 2004, the FASB issued SFAS No. 151 which requires certain abnormal expenditures to be recognized as expenses in current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for financial statements for fiscal years beginning after June 15, 2005. It is not expected that the adoption of SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.

SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” In December 2004, the FASB issued SFAS No. 153, which is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 requires that

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

exchanges of productive assets be accounted for at fair value unless fair value can not be reasonably determined or the transaction lacks commercial substance. It is not expected that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

SFAS No. 154 “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” In May 2005, the FASB issued SFAS No. 154 which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 shall be effective for all accounting changes and any error corrections occurring after January 1, 2006.

FSP No. FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period.” In October 2005, the FASB issued FSP No. FAS 13-1 which requires a reporting entity to recognize rental costs associated with ground or building operating leases that are incurred during a construction period as rental expense in income from continuing operations. FSP No. FAS 13-1 is applied in the first reporting period beginning after December 15, 2005. It is not expected that the adoption of FSP No. FAS 13-1 will have a material effect on the Company’s consolidated financial statements.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” In February 2006, the FASB issued SFAS No. 155 which amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. It is not expected that the adoption of SFAS No. 155 will have a material effect on the Company’s consolidated financial statements.

55.	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2003	2004	2005

	(As restated*)
Net income	6,087,227	6,614,568	7,993,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,779,520	6,438,557	7,570,739
Write-down of assets	—	—	616,768

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005, AND FOR YEARS ENDED
DECEMBER 31, 2003, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2003	2004	2005

	(As restated*)
Loss on procurement commitments	—	—	79,359
Interest income	(366,024)	(317,941)	(344,686)
Interest expense	1,383,446	1,270,136	1,177,268
Foreign exchange (gain) loss	(363,505)	1,192,842	420,419
Equity in net income of associated companies	(2,819)	(3,420)	(10,879)
(Gain) loss on sale of property, plant and equipment	(182,883)	26,089	(46,193)
Insurance proceeds	—	—	(27,580)
Loss on redemption of Telkomsel’s bonds	—	44,628	19,038
Loss on sale of long-term investments	46,595	—	—
Amortization of goodwill and other intangible assets	730,659	872,330	918,153
Amortization of unearned income	(61,812)	(93,164)	(149,824)
Amortization of deferred charges	26,555	25,751	26,921
Provision for doubtful accounts and inventory obsolescence	326,419	357,096	488,973
Income tax expense	3,861,090	4,178,526	5,183,887
Minority interest in net income of subsidiaries	1,503,478	1,956,301	3,063,971
Changes in assets and liabilities:
Trade accounts receivable	(827,772)	(670,103)	(706,726)
Other accounts receivable	6,784	95,757	(124,746)
Inventories	76,486	(58,329)	(28,211)
Prepaid expenses	(84,690)	(179,573)	(578,364)
Prepaid taxes	(127,607)	173,189	(1,217)
Prepaid pension benefit costs	(260,041)	208	722
Trade accounts payable	593,826	(47,618)	284,599
Other accounts payable	(27,837)	(96,022)	1,602
Taxes payable	477,961	(105,991)	156,089
Accrued expenses	(779,917)	(65,078)	419,465
Unearned income	317,650	266,774	562,719
Advances from customers and suppliers	(30,884)	(78,028)	(55,343)
Accrued pension and other post-retirement benefit costs	7,041	(246,867)	(149,254)
Accrued long service awards	(3,504)	(41,196)	74,683
Accrued post-retirement health care benefits	460,757	(298,341)	64,314
Interest paid	(1,178,332)	(1,348,919)	(1,200,484)
Interest received	369,982	321,677	341,848
Income tax paid	(3,905,317)	(4,132,359)	(4,938,916)

Net cash provided by operating activities	12,852,532	16,051,480	21,102,680

* The 2004 figures have been restated due to the adoption of PSAK 24R (see Note 4a).