Form 20-F/A
period 2005-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2006-06-29
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/ A
(AMENDMENT NO. 1)

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

EXPLANATORY NOTE
      The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 23, 2006, solely for the purpose of adding Exhibit 4.47, which comprises an English language summary of certain foreign language material contracts. This amendment does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Form 20-F.

ITEM 19.     EXHIBITS
Exhibit 1 — The Articles of Incorporation of TELKOM, amended as of July 30, 2004, together with an English translation thereof (incorporated herein by reference to Exhibit 1 to the Form 20-F, which was filed with the Securities and Exchange Commission on June 23, 2006).
Exhibit 2 — Not applicable.
Exhibit 3 — Not applicable.
Exhibit 4 — Material Contracts Exhibits:

4.1*	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.2*	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.3*	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.4*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.5*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.6*	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.7**	Kontrak Pengadaan Satelit TELKOM-2 (Contract on Procurement of TELKOM-2 Satellite) between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.8+	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.9**	Kontrak Jasa Peluncur Satelit TELKOM-2 (Agreement on Launch Services of TELKOM-2 Satellite) between TELKOM and Arianespace S.A., dated November 8, 2002.
4.10*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.
4.11*	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.12*	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.13*	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated
August 27, 2003.
4.14*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.15*	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.16*	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.17*	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.18*	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.19**	Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.

4.20+	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Divre VII Area between TELKOM and PT Bukaka SingTel International, dated January 14, 2003.
4.21*	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.22*	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.23*	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.24*	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.25*	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.26+	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.27+	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Divre-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.28*	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.29*	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.30*	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.31*	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatera, dated June 12, 2003.
4.32*	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.33*	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.34+	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.
4.35*	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.36*	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.37*	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.38*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.39+	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.40+	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.41+	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.42+	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.
4.43++	Medium Term Notes Issuance Agreement dated December 13, 2004 (English summary).

4.44++	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated April 25, 2005.
4.45+++	Supply Contract For The Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-SIEMENS CONSORTIUM, dated June 10, 2005.
4.46+++	Supply Contract For Capacity Expansion of Submarine Cable System Tanjung Pandan-Pontianak between TELKOM and NEC Corporation, dated July 2005.
4.47	Interconnection Agreements between TELKOM and Indosat, dated September 23, 2005 and December 1, 2005 (English Summary).
*	Filed with Amendment No. 2 to the Annual Report of Form 20-F/ A for the year ended December 31, 2002 filed February 9, 2004 and incorporated herein by reference.
**	Filed with original Annual Report on Form 20-F for the year ended December 31, 2002 filed April 17, 2003 and incorporated herein by reference.
+	Filed with original Annual Report on Form 20-F for the year ended December 31, 2003 filed June 30, 2004 and incorporated herein by reference.
++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2004 filed July 15, 2005 and incorporated herein by reference.
+++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2005 filed June 23, 2006 and incorporated herein by reference.
Exhibit 5 — Not applicable.
Exhibit 6 — Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 shares in 2003, 2004 and 2005. TELKOM does not have potentially dilutive ordinary shares.
Exhibit 7 — Not applicable.
Exhibit 8 — List of subsidiaries as of December 31, 2005 (incorporated herein by reference to the annual report on the Form 20-F, which was filed with the Securities and Exchange Commission on June 23, 2006).
Exhibit 9 — Not applicable.
Exhibit 10 — Not applicable.
Exhibit 11 — Not applicable. TELKOM intends to comply with its obligation to disclose its code of ethics by posting a copy of the code of ethics on its company web site at www.telkom-indonesia.com/english/hubunganinvestor/index.asp.
Exhibit 12 — See Exhibits 12.1 and 12.2 attached hereto.
Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.
Exhibit 14 — Not applicable.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/ A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the 29th day of June, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Arwin Rasyid

ARWIN RASYID
President Director

Date: June 29, 2006