Form 20-F
period 2006-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2007-06-28
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

Series A Dwiwarna Share, par value 250 Rupiah per share	1
Series B Shares, par value 250 Rupiah per share	20,159,999,279
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☑        No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐        No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑        No ☐
     Indicate by check mark whether the registrant is a large accelerate filer, an accelerated filer, or an non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑        Accelerated filer ☐        Non-accelerated filer ☐
     Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17 ☐        Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐        No ☑

*	Investor Relations Unit, Graha Citra Caraka, Jl. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.

**	The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

		Page

DEFINITIONS		1
FORWARD LOOKING STATEMENTS		7
CONVENTIONS		7

PART I
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS*	8
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE*	8
Item 3.	KEY INFORMATION	8
Item 4.	INFORMATION ON THE COMPANY	25
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	79
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	141
Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	152
Item 8.	FINANCIAL INFORMATION	161
Item 9.	THE OFFER AND LISTING	162
Item 10.	ADDITIONAL INFORMATION	166
Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	180
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES*	184

PART II
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES*	184
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS*	184
Item 15.	CONTROLS AND PROCEDURES	184
Item 16.	RESERVED	187
Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	187
Item 16B.	CODE OF ETHICS	187
Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	188
Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	189
Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	190

PART III
Item 17.	CONSOLIDATED FINANCIAL STATEMENTS*	190
Item 18.	CONSOLIDATED FINANCIAL STATEMENTS	190
Item 19.	EXHIBITS	190
EX-4.48 Second Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 31 March 2004.
EX-4.49 Third Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 29 October 2004.
EX-4.50 Fourth Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 21 February 2005.
EX-4.51 Fifth Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 30 August 2005.
EX-4.52 First Amendment To Supply Contract For The Procurement and Installation of Ring Jasuka Backbone between TELKOM and NEC-Siemens Consortium, dated 6 February 2006.
EX-4.53 Second Amendment of the Supply Contract for the Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-Siemens Consortium, dated 16 March 2006.
EX-4.54 Third Amendment of the Supply Contract for the Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-Siemens Consortium, dated 7 February 2007.
EX-4.55 Amended and Restated KSO7 Agreement, between TELKOM and PT Bukaka Singtel International, dated 19 October 2006.
EX-4.56 First Amendment of Supply Contract for Tanjung Pandan - Pontianak Capacity Expansion between TELKOM and NEC Corporation, dated 12 January 2006.
EX-4.57 Supply Agreement for Surabaya - Ujung Pandang - Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 16 August 2006.
EX-4.58 First Amendment to Supply Contract for Surabaya - Ujung Pandang - Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 29 December 2006.
EX-4.59 Second Amendment to Supply Contract for Surabaya - Ujung Pandang - Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 26 January 2007.
EX-4.60 Third Amendment to Supply Contract for Surabaya - Ujung Pandang - Benjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 21 February 2007.
EX-4.61 Fourth Amendment to Supply Contract for Surabaya - Ujung Pandang - Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 12 March 2007.
EX-4.62 Procurement and Installation Agreement for Ring JDCS Project (JEMBER DENPASAR Cable System) between TELKOM and ZTE Consortium, dated 29 December 2006.
EX-4.63 First Amendment for Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI)
EX-4.64 Second Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI)
EX-4.65 Third Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI)
EX-4.66 Partnership Agreement for FWA CDMA Expansion Project NSS, BSS and PDN System in DIVRE I and DIVRE IV between TELKOM and Huawei Consortium, dated 6 January 2006.
Ex-4.67 Agreement for Procurement and Installation on the CDMA 2000-IX Equipment in Division Regional V East Java between TELKOM and Samsung Consortium dated 8 June 2006.
EX-4.68 First Amendment to Agreement for Procurement and Installation on CDMA 2000-IX Equipment in Divre V East Java between TELKOM and Samsung Consortuim, dated 1 August 2006.
EX-4.69 Second Amendment to Agreement for Procurement and Installation on CDMA 2000-IX Equipment in Divre V East Java between TELKOM and Samsung Consortium, dated 18 December 2006.
EX-4.70 Procurement and Installation Agreement of MSOAN Package III Divre-I Sumatera between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 29 June 2006.
EX-4.71 First Amendment to the Procurement and Installation Agreement of MSOAN Package III Divre-I Sumatera between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 29 December 2006.
EX-4.72 Procurement and Installation Agreement of OSP for Regional Metro Junction (RMJ) Banda Aceh - Sigli Divre I Sumatera between TELKOM and PT Telekomindo Primakarya, dated 3 July 2006.
EX-4.73 Procurement and Installation Agreement of Digital Micro Wave Radio ("GMD Radio") for Regional Metro Junction (RMJ) Package II Java and Kalimantan, between TELKOM and PT Fujitsu Indonesia
EX-4.74 Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE - Temasindo Consortium 6 October 2005.
EX-4.75 First Amendment to Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE - Temasindo Consortium dated 30 December 2005.
EX-4.76 Second Amendment to Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE - Temasindo Consortium dated 15 September 2006.
EX-4.77 Procurement and Installation Agreement on IP Core Backbone Expansion Package-1 between TELKOM and PT Siemens Indonesia, dated 26 September 2006.
EX-4.78 Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central EWSD between TELKOM and PT Siemens Indonesia
EX-4.79 Procurement and Installation Agreement for FWA CDMA Expansion Project NSS, BSS and PDN System in Divre V between TELKOM and Samsung Consortium dated 13 October 2006.
EX-4.80 Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre VI between TELKOM and ZTE Consortium, dated 28 November 2006.
EX-4.81 Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central 5ESS between TELKOM and PT Lintas Teknologi Indonesia
EX-4.82 Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central NEAX between TELKOM and PT NEC Indonesia
EX-4.83 Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-III between TELKOM and Huawei Consortium, dated 30 November 2006.
EX-4.84 Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre III between TELKOM and Huawei Consortium, dated 8 December 2006.
EX-4.85 Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre II between TELKOM and Huawei Consortium, dated 8 December 2006.
EX-4.86 Agreement for Procurement and Installtion for Optical Access Network (OAN) Project Package-IV between TELKOM and Alcatel-INTI Consortium dated 18 December 2006.
EX-4.87 First Amendment to Procurement and Installation Agreement of MSOAN Divre I Sumatera Package I between TELKOM and PT Dharmala Kumala Utama, dated 28 December 2006.
EX-4.88 Procurement and Installation Agreement of MSOAN Aceh Area Divre I Sumatera between TELKOM and PT NEC Indonesia, dated 16 August 2006.
EX-4.89 First Amendment to Procurement and Installation Agreement of MSOAN Aceh Area Divre I Sumatera between TELKOM and PT NEC Indonesia, dated 29 December 2006.
EX-4.90 Agreement for Procurement and Installation for Secondary Cable Network Package I between TELKOM and Olex Cables Indonesia (OLEXINDO), dated 29 December 2006.
EX-4.91 Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-I (Divre I and Divre III) between TELKOM and Opnet - Olexindo Consortium, dated 29 December 2006.
EX-4.92 Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-II (DIVRE-II) between TELKOM and Opnet - Olexindo Consortium, dated 29 December 2006.
EX-4.93 Contract on the CDMA2000-1X Initial Purchase Order Between TELKOM and SAMSUNG Electronics Co., Ltd., dated 9 October 2002.
EX-12.1 Certification Pursuant to Section 302, The Sarbanes-Oxley Act of 2002
EX-12.2 Certification Pursuant to Section 302, The Sarbanes-Oxley Act of 2002
EX-13.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Omitted because the item is not applicable.

i

DEFINITIONS

“3G”	is the generic term for third generation mobile phone technologies. 3G offers very high speed connections to cellular phones, enabling video conference and other applications requiring broadband connectivity to the internet. Users connecting to the internet from a laptop using either a cell phone and data cable or a PCcard also benefit from 3G.

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents 40 of TELKOM’s Series B Shares. The ratio of shares to ADS is 40:1.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base. It is computed by dividing total revenues (including gross interconnection revenues) for a given period by the respective average number of subscribers for such period, except that for the mobile cellular service, revenues do not include connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts.

“ASR”	(Answer to Seizure Ratio). See “call completion rate.”

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communication link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“call completion rate”	is the percentage of calls that are successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller’s local exchange, in the case of call completion rates for local calls and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or “ASR.”

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

“DCS1800”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“Directors’ Decree on Internal Control”	is the decree of the Board of Directors, dated October 29, 2004, titled “Internal Control over Financial Reporting in Compliance with the Sections 302 and 404 of the Sarbanes Oxley Act of 2002” on certain policies and procedures for effective internal controls and good corporate governance and early detection of errors, frauds and other misuses.”

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunications services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DSL”	(Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“DTR”	(Distributable TELKOM Revenues) is the monthly revenue share payable by each KSO unit to TELKOM under the KSO Agreements, being a specified percentage of total KSO revenues in a KSO unit after deduction of specified KSO operating expenses and MTR.

“dualband”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long-distance and international long- distance.

“e-business”	refers to electronic business solutions including electronic payment services, Internet data centers and content and application solutions.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“Erlang”	refers to a unit of measurement of telephone traffic equal to one hour of conversation.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed line”	refers to fixed wireline and fixed wireless.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“ISDN”	(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed Internet connectivity.

“ITRB”	refers to the Indonesian Telecommunications Regulatory Body.

“Kbps”	(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner, by TELKOM.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period. See “KSO Period.”

“KSO Period”	refers to the period covered by a KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

“MHz”	(Megahertz) is a unit of measure of frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	refers to the Ministry of Communication. See “MoCI.”

“MoCI”	refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH” or “Revenue-Sharing Arrangement”	(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PPLT”	refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunications Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.

“PSDN”	(Packet Switched Data Networks) is a network using a switch device and sending packets of data through the network to some remote location.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

“RSA”	refers to the Revenue-Sharing Agreement.

“RUIM” or “RUIM card”	(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIM card”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	(Short Messaging Service) is a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VPN”	(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

“WLL”	(Wireless Local Loop) is a means of providing local loop (the physical connection from the subscriber’s premises to the carrier’s point of presence or POP) facility without wires, which allows carriers to provide local loop with approximately 1 Gbps or more in aggregate bandwidth per coverage area. WLL is particularly effective in rocky or soggy terrain.

FORWARD LOOKING STATEMENTS
      This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. and its subsidiaries (“TELKOM” or the “Company”) and certain plans and objectives of the Company or the Company and its subsidiaries, wherever applicable, with respect to these items — in particular, among other statements, certain statements in Item 5. “Operating and Financial Review and Prospects” including, without limitation, those concerning the Company’s expectations and plans, strategy, management’s objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses and forward looking statements concerning the Company’s operations, performance and financial condition. Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “would,” “could,” “plans,” or “anticipates,” and the negatives of such terms or comparable terms. By their nature, forward looking statements involve risk and uncertainty because they are related to events which depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. Important information regarding risks and uncertainty is set forth elsewhere in this annual report, including in Item 3. “Key Information — D. Risk Factors,” Item 5. “Operating and Financial Review and Prospects — E. Off-Balance Sheet Arrangements,” Item 5. “Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”
CONVENTIONS
      In this Annual Report, unless otherwise specified or the context otherwise requires, all references to “Indonesia” are references to the Republic of Indonesia and all references to the “U.S.” and “United States” are references to the United States of America. All references to the “Government” herein are references to the government of the Republic of Indonesia. References herein to “Rupiah” and “Rp.” are to the lawful currency of Indonesia and all references to “US Dollars” or “US$” are to the lawful currency of the United States of America. For convenience, unless otherwise specified, certain Rupiah amounts have been translated into US Dollar amounts, based on the prevailing exchange rate of Rp.9,000 = US$1, being the middle market spot rate of exchange for Rupiah against US Dollar quoted by Reuters on December 31, 2006. Such translations should not be construed as representations that the Rupiah or US Dollar amounts referred to could have been, or could be, converted into Rupiah or US Dollars, as the case may be, at that or any other rate or at all. The average middle market spot rate of exchange for Rupiah against US Dollar quoted by Bank Indonesia on December 31, 2006 was Rp.9,020 to US$1. See Item 3. “Key Information — A. Selected financial data — Exchange Rate Information” for further information regarding rates of exchange between Rupiah and US Dollars.
      Unless expressly stated to the contrary, this Annual Report includes information as of and for the year ended December 31, 2006, and has not been updated or amended for events or circumstances occurring after such date.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
A.     Selected financial data
      TELKOM’s consolidated financial statements for the years 2002 and 2006 have been audited by KAP Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”). TELKOM’s consolidated financial statements for the years 2003, 2004 and 2005 have been audited by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”). KPMG is a Swiss cooperative of which all firms are members. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Changes in Methods of Accounting under Indonesian GAAP.” All such consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 56 to the Company’s consolidated financial statements, which provide a description of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation to the amounts of U.S. GAAP net income and stockholders’ equity of TELKOM for and as of the end of each of the periods indicated in the consolidated financial statements.
      For the year 2006, 9 companies and their subsidiaries were consolidated into TELKOM’s consolidated financial statements, namely: PT AriaWest International (“AriaWest”, 100% owned by TELKOM), PT Multimedia Nusantara (“Metra”, 100%), PT Graha Sarana Duta (“GSD”, 99.9%), PT Pramindo Ikat Nusantara (“Pramindo”, 100%), PT Indonusa Telemedia (“Indonusa”, 96%), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%), PT Telekomunikasi Selular (“Telkomsel”, 65%), PT Napsindo Primatel Internasional (“Napsindo”, 60%) and PT Infomedia Nusantara (“Infomedia”, 51%). See Item 4. “Information on the Company — C. Business and Organizational Structure — Information on Subsidiaries and Associated Companies” and Note 1c to TELKOM’s consolidated financial statements.

      The following tables set forth a summary of the financial information of TELKOM as of and for the years specified. This information should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and is qualified in its entirety by reference to TELKOM’s consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

	Year ended December 31,

	2002	2003	2004	2005	2006	2006

						(US$
	(Rp. in billion, except for data relating to shares,					million,
	dividends and ADS)					except for
						data relating
						to shares,
						dividends
						and ADS)(1)
Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Local and domestic long-distance usage	5,448	6,562	7,439	7,223	7,131	792
Monthly subscription charges	1,475	1,949	2,935	3,290	3,492	388
Installation charges	130	223	201	197	170	19
Others	211	163	70	71	186	21

Total fixed lines revenues	7,264	8,897	10,645	10,781	10,979	1,220

Cellular
Air time charges	5,454	7,678	9,826	13,666	19,257	2,140
Monthly subscription charges	593	581	448	384	298	33
Features	8	6	91	457	959	106
Connection fee charges	172	194	56	64	109	12

Total cellular revenues	6,227	8,459	10,421	14,571	20,623	2,291

Total telephone revenues	13,491	17,356	21,066	25,352	31,602	3,511

Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	1,320	900	296	269	207	23
Share in Distributable KSO Revenues (DKSOR)	801	583	350	319	275	30
Amortization of unearned initial investor payments	7	3	11	1	7	1

Total revenue under Joint Operation Schemes	2,128	1,486	657	589	489	54
Interconnection — net	2,831	4,162	6,188	7,742	8,682	965
Network	316	518	654	587	719	80
Data and Internet	1,552	3,109	4,809	6,934	9,065	1,007
Revenue-Sharing Arrangements	264	258	281	302	415	46
Other telecommunications services	221	227	293	301	322	36

Total Operating Revenues	20,803	27,116	33,948	41,807	51,294	5,699

	Year ended December 31,

	2002	2003	2004	2005	2006	2006

						(US$
	(Rp. in billion, except for data relating to shares,					million,
	dividends and ADS)					except for
						data relating
						to shares,
						dividends
						and ADS)(1)
OPERATING EXPENSES
Personnel	4,388	4,440	4,910	6,563	8,514	946
Depreciation	3,474	4,779	6,438	7,571	9,178	1,020
Operations, maintenance and telecommunication services	2,290	3,339	4,530	5,916	7,496	833
General and administrative	1,146	2,079	2,600	2,764	3,271	363
Marketing	375	503	882	1,126	1,242	138
Write-down of assets	—	—	—	617	—	—
Loss on procurement commitments	—	—	—	79	—	—

Total Operating Expenses	11,673	15,140	19,360	24,636	29,701	3,300

Operating Income	9,130	11,976	14,588	17,171	21,593	2,399

Other income (expenses)
Gain on sale of long-term investment in Telkomsel	3,196	—	—	—	—	—
Interest expense	(1,583)	(1,383)	(1,270)	(1,177)	(1,286)	(143)
Interest income	480	366	318	345	655	73
Gain (loss) on foreign exchange — net	557	126	(1,221)	(517)	836	93
Equity in net income (loss) of associated companies	5	3	3	11	(7)	(1)
Others — net	(36)	364	331	409	202	23

Other Income (Expenses) — net	2,619	(524)	(1,839)	(929)	400	45

Income Before Tax	11,749	11,452	12,749	16,242	21,993	2,444
Tax expense	(2,899)	(3,861)	(4,178)	(5,184)	(7,040)	(782)

Income before minority interest in net income of subsidiaries	8,850	7,591	8,571	11,058	14,953	1,662
Minority interest in net income of subsidiaries, net	(810)	(1,504)	(1,956)	(3,064)	(3,948)	(439)

Net Income	8,040	6,087	6,615	7,994	11,005	1,223

Weighted average shares outstanding (millions)	20,160	20,160	20,160	20,160	20,115	—
Net income per share	398.80	301.95	328.10	396.51	547.15	0.06
Net income per ADS	15,951.80	12,077.83	13,124.14	15,860.25	21,886.00	2.43
Dividends declared per share(2)	105.41	165.58	158.09	144.90	267.27	0.03
U.S. GAAP(3)
Net income	8,587	5,791	6,468	7,840	12,111	1,346
Net income per share	425.96	287.23	320.86	388.89	602.12	0.07
Net income per ADS	17,038.21	11,489.40	12,834.47	15,555.74	24,085	2.68

	As of December 31,

	2002	2003	2004	2005	2006	2006

	(Rp. in	(Rp. in	(Rp. in	(Rp. in	(Rp. in	(US$
	billion)	billion)	billion)	billion)	billion)	million)(1)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	44,307	50,283	56,179	62,171	75,136	8,348
Current liabilities(4)	9,708	11,170	11,677	13,513	20,536	2,282
Other liabilities	5,383	6,258	8,222	7,728	8,095	899
Long-term debts	12,006	11,834	13,214	11,332	10,249	1,139
Total liabilities	27,097	29,262	33,113	32,573	38,880	4,320
Minority interest	2,596	3,708	4,938	6,305	8,187	909
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	560
Total stockholders’ equity	14,614	17,313	18,128	23,292	28,069	3,119
U.S. GAAP(3)
Total assets	44,623	51,347	56,702	63,481	76,134	8,459
Total stockholders’ equity	13,911	16,285	19,571	24,568	26,308	2,923

(1)	The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.

(2)	Dividends declared per share in 2002 and 2003 represent dividends per share after adjusting for the stock split that was effected in 2004. Dividends declared per share in 2004 comprised cash dividends for 2003 of Rp.150.98 per share and interim cash dividends declared in December 2004 of Rp.7.11 per share. Dividends declared per share in 2005 represent cash dividends for 2004 of Rp.152.01 per share deducted by interim cash dividends declared in 2004 of Rp.7.11 per share. Dividends declared per share in 2006 represent cash dividends for 2005 of Rp.218.86 per share and interim cash dividends declared in 2006 of Rp.48.41 per share.

(3)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of voluntary termination benefits, foreign exchange differences capitalized to assets under construction, interest capitalized on assets under construction, revenue-sharing arrangements, employee benefits, equity in net income or loss of associated companies, amortization of land rights, revenue recognition, amortization of goodwill, capital leases, acquisition of Dayamitra, asset retirement obligations, deferred income taxes, and amendment and restatement of the Joint Operation Scheme in Regional Division VII. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 56 to the consolidated financial statements.

(4)	Includes current maturities of long-term debts.

(5)	As of December 31, 2005 and 2006, Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna Share having a par value of Rp.250 each and 20,159,999,279 Series B Shares having a par value of Rp.250 each from an authorized capital stock comprising one Series A Dwiwarna Share and 79,999,999,999 Series B Shares.

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

Year	At period end	Average(1)	High(2)	Low(2)

	(Rp. Per US$1)
2002	8,940	9,316	10,473	8,460
First Quarter	9,655	10,192	10,473	9,542
Second Quarter	8,730	9,109	9,775	8,460
Third Quarter	9,015	8,949	9,218	8,695
Fourth Quarter	8,940	9,058	9,326	8,815
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,427	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365
2004	9,290	8,935	9,430	8,323
First Quarter	8,587	8,465	8,465	8,323
Second Quarter	9,415	8,992	9,430	8,574
Third Quarter	9,170	9,151	9,389	8,825
Fourth Quarter	9,290	9,126	9,355	8,960
2005	9,830	9,711	10,800	9,133
First Quarter	9,480	9,276	9,520	9,133
Second Quarter	9,713	9,548	9,755	9,435
Third Quarter	10,310	10,006	10,800	9,735
Fourth Quarter	9,830	9,992	10,300	9,735
2006	9,020	9,167	9,795	8,720
First Quarter	9,075	9,304	9,795	9,030
Second Quarter	9,300	9,107	9,520	8,720
Third Quarter	9,235	9,121	9,245	9,030
Fourth Quarter	9,020	9,134	9,228	9,020
December	9,020	9,087	9,165	9,020
2007
January	9,090	9,067	9,135	8,950
February	9,160	9,068	9,160	9,045
March	9,118	9,164	9,225	9,100
April	9,083	9,098	9,120	9,080
May	8,828	8,844	9,083	8,672

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.
Source: Bank Indonesia

     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2004, 2005 and 2006. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.9,280 and Rp.9,300 to US$1 as of December 31, 2004, Rp.9,825 and Rp.9,835 to US$1 as of December 31, 2005 and Rp.8,995 and Rp.9,005 to US$1 as of December 31, 2006. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2006.
      The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.
      On June 27, 2007, the Reuters buy and sell rates were Rp.9,120 and Rp.9,123 to US$1.
B.  Capitalization and Indebtedness
      Not applicable.
C.  Reason for the Offer and Use of Proceeds
      Not applicable.
D.  Risk Factors

TELKOM has identified a number of material weaknesses in its internal control over financial reporting as of December 31, 2004, 2005 and 2006, and concluded that, as of December 31, 2006, its internal control over financial reporting and disclosures controls and procedures were not effective, which could adversely impact the reliability of its internal control over financial reporting.
      TELKOM identified a number of material weaknesses in its internal control over financial reporting as of December 31, 2004, 2005 and 2006. As a result, TELKOM’s management concluded that TELKOM’s disclosure controls and procedures as of each such period were not effective to ensure that information required to be disclosed in the reports that TELKOM files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and is accumulated and communicated to TELKOM’s management, including TELKOM’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In addition, TELKOM’s management concluded that because of the material weaknesses identified, TELKOM’s internal control over financial reporting as of December 31, 2006 was not effective based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). See Item 15. “Control and Procedures.”
      Since the identification of the material weaknesses, TELKOM has been working to improve its internal control over financial reporting, including those needed to enable it to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as well as its disclosure controls and procedures, and has taken a number of steps to address these issues. For a discussion of the material weaknesses and the remediation efforts, see Item 15. “Control and Procedures.” Any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. In the future, TELKOM may identify further material weaknesses or significant deficiencies in its internal control over financial reporting or disclosure controls and procedures that TELKOM has not discovered to date. In addition, TELKOM cannot be certain that it will be able to maintain adequate controls over its financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect TELKOM’s ability to report financial results on a timely and accurate basis or cause TELKOM to fail to meet its reporting obligations. Inadequate internal controls over financial reporting or disclosure controls and procedures could also cause investors to lose confidence in TELKOM’s reported financial information, which could have an adverse effect on the trading price of TELKOM’s securities.
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
      Actions by separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia. For example, in the province of Papua (formerly Irian Jaya), there have been numerous clashes between supporters of separatist movements and the Indonesian military. In the provinces of Maluku and Central Sulawesi (Poso), clashes between religious groups have resulted in thousands of casualties and displaced persons in recent years. The Government has attempted to resolve problems in these troubled regions with limited success.
      Political and related social developments in Indonesia have been unpredictable in the past and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on TELKOM or on an investment in the ADSs or Common Stock. Further, these social and civil disturbances could continue to have a material adverse effect on investment and confidence in and the performance of the Indonesian economy and in turn our business.

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
      Continued depreciation or volatility of the Rupiah against the US Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM’s capital expenditure program since most of the equipment to be used in the expansion of TELKOM’s network capacity is sourced off-shore and priced in foreign currencies, mainly in US Dollars and Euros, while almost all of TELKOM’s revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM’s business. As of December 31, 2006, the average exchange rate of Rupiah to US Dollar, based on the Reuters middle buy and sell rates, was Rp.9,000 per US Dollar.
      Fluctuations in the exchange rate between the Rupiah and the US Dollar could adversely affect, among other things, the Rupiah cost of TELKOM’s network equipment purchases, the dollar value of any amounts a holder or beneficial owner of ADSs will receive in the event TELKOM issues dividends, the US Dollar value of the proceeds a holder or beneficial owner would receive upon the sale in Indonesia of shares of the Common Stock and the secondary market price of the ADSs.

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
      Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of May 22, 2007, the Government’s long-term foreign currency debt was rated B1 by Moody’s, rated BB-by Fitch Ratings (“Fitch”), and rated BB- by S&P. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody’s, S&P, Fitch or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including TELKOM, to raise additional financing and the interest rates at which such additional financing is available.

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
      In 2002, a major flood in Jakarta affected TELKOM’s operations in Jakarta, where a significant portion of its revenues are derived. In December 2004, northern parts of the Indonesian island of Sumatra, and particularly the province of Aceh, suffered severe damage following a massive earthquake estimated to be of magnitude 9.3 on the Richter scale and a series of tsunami waves on December 26, 2004. The tsunami and the earthquake caused approximately Rp.54.9 billion (US$5.6 million) of damages to TELKOM’s assets and equipment in the Aceh province, including damages to TELKOM’s switching facilities and transmission facilities, and disrupted over 35,000 telephone lines out of approximately 99,000 lines.

      On March 28, 2005, a major earthquake estimated to be of magnitude 8.7 on the Richter scale struck off the western coast of Sumatra. Scientists and seismic experts believe that rather than relieving stresses along the Sunda fault, located to the south of Sumatra, the seismic stresses along the Sunda fault continue unabated or have increased, and warned of the possibility of further earthquakes and tsunamis. On May 27, 2006, a tectonic earthquake estimated to be of magnitude 6.3 on the Richter scale, and at least two related aftershocks each measuring over 4.0 on the Richter scale, struck central Java and Yogyakarta. On July 17, 2006, another major earthquake estimated at 6.8 on the Richter scale occurred in Tasikmalaya in West Java. In addition, since May 2006, a hot mud flow occurring in Sidoarjo, East Java, has devastated several villages in the region. As a result of these natural disasters, TELKOM suffered asset and income losses from our network in those affected regions.
      In February 2007, Jakarta and its surrounding areas were affected by a major flood caused by heavy rainfall. As a result of the flood, TELKOM’s facilities located in several areas of Jakarta and its surrounding areas were damaged and TELKOM’s services to its customers in several areas were interrupted for up to 72 hours.
      While TELKOM maintains several insurance policies relating to TELKOM’s assets which covered the losses resulting from natural disasters, it does not maintain business interruption insurance, and there can be no assurance that the insurance coverage will be sufficient to protect TELKOM from potential losses resulting from natural disasters and other events beyond its control. In addition, there can be no assurance that the premium payable for these insurance policies upon renewal will not increase substantially, which may adversely affect TELKOM’s financial condition and results of operations.
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
      TELKOM operates fixed line networks (PSTN), fixed wireless networks, data networks and GSM cellular networks. The integrated networks consist of a copper access network, a optical access network, BTS, switches, optimal transmissions, satellites and an application server. Any failure of this integrated network, TELKOM’s servers, or any link in the transmission chain that results in an interruption in TELKOM’s operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage TELKOM’s ability to attract and retain subscribers and adversely affect its results of operations, financial condition and prospects.

Regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.
      In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi for both fixed and portable handsets. As of December 31, 2006, this service was offered in 236 cities. CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within the same area code). Customers generally have all features offered by cellular services except roaming to other area codes and internationally. Postpaid TELKOMFlexi customers are charged tariffs that are similar to PSTN tariff rates for this service while prepaid customers are charged tariffs slightly higher than postpaid rates but with no monthly fees. In each case, both TELKOMFlexi postpaid and prepaid tariffs are substantially lower than tariffs for cellular services. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on TELKOM’s ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, TELKOM could lose part or all of the benefit of its investment in the network that supports the TELKOMFlexi service. TELKOM may also be subject to disputes with its regulators or competitors.

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
      The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with other telecommunications service providers, TELKOM must continue to expand and modernize its network, which involves substantial capital investment. TELKOM relies heavily on its internal funds, two-step loans obtained through the Government and third-party financing, including vendor financing to support the development of its fixed line network. If TELKOM does not have sufficient internal funds or is unable to obtain adequate vendor or other third-party financing for its planned capital expenditures or otherwise fund such expenditures through other financing arrangements, TELKOM may have to forego, delay or postpone certain of its planned capital expenditures. This may prevent TELKOM from being able to expand sufficiently and upgrade its network, which could adversely affect its revenues and growth.

Employee unions may negatively affect TELKOM’s business.
      Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted and may continue to result in labor unrest and activism in Indonesia. On February 25, 2003, the Indonesian Parliament passed a new employment law, Law No. 13 of 2003 (the “Employment Law”), which took effect on March 25, 2003. The Employment Law provides more protection for the employee, such as requiring a ruling from the Industrial Relations Court for termination of an employee in certain situations, and covers the increment of severance amount, service and compensation payment payable to terminated employees as well as to allow employees to unionize without intervention from employers. The Employment Law and new implementation regulations that may be issued thereunder may substantially affect labor relations in Indonesia. In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR.” In May 2006, TELKOM employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. Both unions are recognized by TELKOM, though membership with either union is not compulsory. TELKOM believes that its relations with each of SEKAR and SP are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.

New technologies may adversely affect TELKOM’s ability to remain competitive.
      The telecommunications industry is characterized by rapid and significant changes in technology. TELKOM may face increasing competition from technologies being developed or that may be developed in the future. New technologies, services or standards could require significant changes to its business model, the development of new products or the provision of additional services. In addition, due to changes in customer preferences or inefficiencies in existing infrastructure, TELKOM may need to substantially upgrade to a next generation network to implement convergent and cost-effective technologies and upgrade its billing and credit control systems to accommodate growth in its business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. TELKOM cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, TELKOM cannot provide any assurances that the technologies it adopts will not soon thereafter become obsolete or subject to intense competition from new technologies in the future. If TELKOM is unable to keep pace with rapid technological changes, its business, financial condition and results of operations could be materially and adversely affected.

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
      There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competition structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM considers that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM, including its subsidiaries such as Telkomsel, is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. As of the date of this Annual Report, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various ministerial decrees governing interconnection rates. On February 8, 2006, the MoCI issued Regulation No. 8/ Per/ M.KOMINFO/02/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula stipulated in Regulation No. 8/ Per/ M.KOMINFO/02/2006, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. Such calculated interconnection charges must be presented in a Reference Interconnection Offer (“RIO”) and reported to the ITRB. TELKOM submitted its RIO in April 2006. In August 2006, ITRB completed its review of RIOs submitted by large network operators, including TELKOM. ITRB issued its final RIO (DJPT No. 279/ DIRJEN/2006) with respect to TELKOM on August 4, 2006. The new interconnection tariff scheme became effective on January 1, 2007. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection.” TELKOM can give no assurance regarding the impact of such adjustment on the interconnection revenues and costs on TELKOM and there can be no assurance that such impact would not have a material adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Licenses: TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service, data communication, network access and VoIP. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. It may also impose certain mandatory obligations on the license holders. See Item 4. “Information on the Company — B. Business Overview — Regulations — Modern License.” Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002, a tariff increase, with a weighted average of 15% increase, was implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. However, on March 30, 2004, the Government, as recommended by the ITRB, announced that it would allow operators to adjust their tariffs, with the resulting weighted average of tariffs increasing by 9%. On February 8, 2006, the Government issued Decree No. 09/Per/ M.KOMINFO/02/2006 on the Procedure on Determination of Current Tariff and Adjusted Tariff of Fixed Network Basic Telephony, which established new formulas for calculating subsequent tariff increases. For further information on the tariff scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection.” There can be no assurance that the Government will implement further tariff increases or that tariffs will keep pace with costs over time. Any failure of the Government to implement regular tariff increases could have a material adverse effect on TELKOM’s business, financial condition and results of operations.

•	Migration of Frequencies for 3G Service Providers: On August 31, 2005, the MoCI issued a press release which announced that in order to conform with the international standards of the industry and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. The MoCI also announced that the CDMA-based technology network which TELKOM uses for its fixed wireless services can only operate in the 800 MHz frequency spectrum. At present, TELKOM utilizes the 1900 MHz frequency spectrum for its fixed wireless network in the Jakarta and West Java areas while for other areas, TELKOM utilizes the 800 MHz frequency spectrum. As a result of the Government’s decision, TELKOM’s Base Station System (“BSS”) equipment in Jakarta and West Java which are part of transmission installation and equipment for the fixed wireless network can no longer be used commencing at the end of 2007. TELKOM expects that the BSS equipment will be completely replaced with the BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/ PER/ M.KOMINFO/1/2006 which reaffirmed the Government’s decision that TELKOM’s fixed wireless network can only operate in the 800 MHz frequency spectrum and that the 1900 MHz is allocated for the 3G network. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets,

Depreciation Expense, Loss on Procurement Commitments, and Operations Maintenance and Telecommunication Services Expenses.” TELKOM has incurred significant costs in replacing the BSS equipment and there can be no assurance that TELKOM will not recognize further loss as a result of such Government decisions. In addition, in response to the frequency migration regulation, TELKOM initiated a registration plan for its fixed wireless customers in June 2007. Currently, TELKOM is registering its customers to identify the number of affected customers in need of handset replacements upon the effective date of the frequency migration. TELKOM is also considering the form and amount of compensation to such customers in connection with the frequency migration which formula has not been finalized yet as of the date of this Annual Report.

•	Termination of Wireless Local Loop (“WLL”) License: In the first quarter of 2005, the Government, in its efforts to rearrange the frequency spectra utilized by the telecommunications industry, issued a series of regulations which resulted in TELKOM not being able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network commencing at the end of 2006. As a result of these regulations, certain of TELKOM’s cable network facilities within the fixed wireline segment, which comprise primarily WLL and approach link equipment (a transmission equipment to link BTSs to a local exchange) operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations Maintenance and Telecommunication Services Expenses.” There can be no assurance that TELKOM will not recognize further loss as a result of such Government decisions. In addition, TELKOM initiated a replacement program to replace the affected WLL services with TELKOMFlexi home services. Currently, TELKOM has identified that the number of WLL subscribers affected by the regulations consists of 173,418 subscribers and plans to complete the replacement at end of 2007.

•	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law allows the Government to delegate its authority to regulate, supervise and control the telecommunications sector in Indonesia to an independent regulatory body, while maintaining the authority to formulate policies over the industry. Such delegation of authority to the ITRB was implemented under MoC Decree No. 31/2003, dated July 11, 2003. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business, financial condition, results of operations or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2005, Indosat offered this service in Jakarta, Bogor, Depok, Tangerang, Bekasi, Banten, Surabaya, Yogyakarta, Malang, Sidoarjo, Gresik, Batu, Madura (Bangkalan, Sampang, Sumenep), Pasuruan, and Medan. Based on the interconnection agreement between TELKOM and Indosat dated September 23, 2005, TELKOM and Indosat have agreed to open interconnection (i) of TELKOM’s local fixed line network with Indosat’s long-distance fixed line network; (ii) of Indosat’s local fixed line network with TELKOM’s long-distance fixed line network; (iii) between TELKOM’s and Indosat’s long-distance fixed line networks; (iv) of TELKOM’s domestic fixed line network with Indosat’s international fixed line network; and (v) Indosat’s local fixed line network with TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. On December 1, 2005, TELKOM and Indosat entered into an interconnection agreement for the interconnection of TELKOM’s fixed network with Indosat’s mobile cellular network and allowing Indosat’s mobile customers to access TELKOM’s IDD services. Therefore, Indosat is expected to expand its service coverage to other cities in Indonesia. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004. This greater competition in the fixed line market, including fixed wireless, could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers. TELKOM’s interconnection arrangements will be affected by the new cost-based interconnection scheme which was publicly announced in February 2006. An amendment to the interconnection agreement with Indosat reflecting the new cost-based interconnection scheme took effect on January 1, 2007.

•	DLD and IDD Services: On March 11, 2004, the MoC issued Decree No. 28/2004, Decree No. 29/2004 and Decree No. 30/2004 that further implement the Government’s policy of encouraging competition in the markets for DLD and IDD services. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access codes, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access codes within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five-year period to implement the three digit DLD access codes. On April 1, 2005, the MoCI, to which telecommunications regulatory responsibility was transferred, announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area codes within five years. TELKOM has also been assigned “017” as its DLD access code. However, the interconnection agreement between Indosat and TELKOM in these five cities does not contain any provisions on technical and business arrangements regarding the use of “011” and “017” DLD access codes. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default code for each operator’s customers to access the DLD service selected by the respective operator. Competition in the market for DLD services could lead to a decline in TELKOM’s DLD revenues as subscribers choose to receive DLD services from other providers, such as Indosat. With regard to IDD services, on May 13, 2004 TELKOM received its commercial license from the Government to provide IDD services and began offering such services to customers on June 7, 2004. Nevertheless, competition among IDD service providers may limit TELKOM’s ability to generate significant IDD revenues. On May 17, 2005, the MoCI issued decree No. 6/2005. According to Decree No. 6/2005, the three digit access code in the form of “01X” and “0” access code for access to DLD services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which TELKOM has technical capabilities to support such services. By April 1, 2010, the “01X” long-distance services must be commenced in all TELKOM’s local areas to accommodate customers who prefer to choose their long- distance carrier. For further information, see Item 4. “Information on the Company — B. Business Overview — Regulations — DLD and IDD Services.”

•	Compensation Risk: The Telecommunications Law provides that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia. TELKOM’s exclusive right to provide fixed local telecommunications services was terminated by the Government in August 2002 and TELKOM’s exclusive right to provide domestic long-distance services was terminated on March 30, 2004. The Government has determined the scheme of compensation for the termination of

TELKOM’s exclusive rights, which will consist of (i) expedited issuance of an IDD license to TELKOM, which was issued on May 13, 2004; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a net cash payment to TELKOM of Rp.478.0 billion (net of tax). While the amount of the compensation payable to TELKOM has been determined, payment was contingent on appropriations to the State Budget for the MoCI, which requires approval by Parliament. On December 15, 2005, TELKOM signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the Directorate General of Post and Telecommunications of the MoCI. Pursuant to this agreement, the Government agreed to pay Rp.478.0 billion to TELKOM over a five-year period. Under the plan, the Government paid Rp.90.0 billion in each of 2005 and 2006 and shall then pay the remaining Rp.298.0 billion thereafter in installments or in lump-sum, depending upon the Government’s budgetary considerations. In addition, TELKOM is required by the Government to use funds received thereunder for development of Indonesian telecommunications infrastructure. TELKOM can provide no assurance that the Government will honor its promise to pay the balance within the five year period.

•	Identity Registration: For prepaid subscribers, there is a new obligation regulated under MoCI Decree No. 23/2005, issued on October 28, 2005. Pursuant to this Decree, TELKOM and other operators are required to obtain identity information for all prepaid customers on or prior to April 28, 2006. As of December 31, 2006, TELKOM registered over 98% of its prepaid customers and removed the remaining inactive or low-activity unregistered customers from its customer database. TELKOM’s continuing obligations to update the registry may slow down revenue growth and have an adverse impact on TELKOM’s profit as TELKOM will have to incur additional expenditures on support systems and dealers’ compensation. It may also present difficulties for TELKOM in retaining existing customers and expose TELKOM customers’ identities to illegal use or government investigations. This identity registration requirement, however, will affect other competitors as well.

      There can be no assurance that the amendment or interpretation or implementation of current laws and regulations, or the introduction of additional laws or regulations, will not adversely affect TELKOM’s business, financial condition and prospects.

TELKOM’s increasingly important cellular operations face significant constraints and competitive pressures.
      TELKOM provides cellular telecommunications services primarily through its subsidiary Telkomsel. Telkomsel has experienced rapid growth in its subscriber-base in recent years and its revenue has become an increasingly large component of TELKOM’s consolidated revenue. Telkomsel’s future growth depends upon its ability to manage capacity and spectrum constraints. Telkomsel experienced such constraints in the past and has therefore deployed significant resources to eliminate such constraints. Although Telkomsel is not currently experiencing such difficulties, there is no guarantee that Telkomsel would not face such constraints in the future, which may result in network congestion, reduced service quality and an inability to increase and retain its subscriber base.
      The Indonesian cellular telecommunications market is highly competitive. Currently, Telkomsel competes primarily with Indosat and PT Excelcomindo Pratama (“Excelcomindo”) in attracting and retaining subscribers for its mobile cellular telecommunications services. In particular, Telkomsel faces increasing and substantial competition from Excelcomindo, which outperformed Indosat in 2006 in terms of subscriber and network infrastructure growth. There are also several other new competitors. For example, PT Hutchison CP Telecommunications (“HCPT”) launched its cellular services during the end of March 2007. TELKOM also expects PT Lippo Telecom (Natrindo Telepon Selular) to launch its cellular services in 2007. New CDMA cellular operators will also likely emerge and compete with Telkomsel. Accordingly, TELKOM expects competition in the cellular market to intensify. Increased competition could adversely affect Telkomsel’s market share and results of operations. Competition between Telkomsel and all of these operators is based on various factors such as pricing, network quality and coverage, range of services offered and customer service. While TELKOM believes Telkomsel has been successful in maintaining its market share to date, there can be no assurance that Telkomsel will be successful in competing in the cellular market in the future.

TELKOM’s satellites have limited life spans and substantial risks exist for TELKOM-1 and TELKOM-2 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect TELKOM’s financial condition, results of operations and ability to provide certain services.
      TELKOM’s TELKOM-1 and TELKOM-2 satellites have limited operational lifespan. A number of factors affect the operational lifespan of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. For further information on the insurance coverage for TELKOM-1 and TELKOM-2 satellites, see Item 4. “Information of the Company — B. Business Overview — Insurance.” While TELKOM has provided insurance for its satellites, there can be no assurance that such insurance will offer adequate coverage. The loss of its satellites may have a material adverse effect on TELKOM’s financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunication services.

TELKOM is subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.
      There may be less publicly-available information about Indonesian public companies, including TELKOM, than is regularly disclosed by public companies in countries with more mature securities markets. TELKOM’s audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which varies in certain significant respects from U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” and Note 56 to TELKOM’s consolidated financial statements.

Certain TELKOM employees, including former TELKOM directors, are subject to on-going litigation, police investigations, and criminal charges.
      There are pending litigation, criminal charges and on-going investigations by the West Java Police Department, the Office of the Attorney General, the Makassar District Court and the Denpasar District Court as to the conduct of former TELKOM directors, a former President Director of Napsindo and several TELKOM employees. For details regarding such litigation, criminal charges and investigations, see Item 6. “Directors, Senior Management and Employees — D. Employees — On-going Litigation and Investigations.” There can be no assurance that the police will not find evidence of wrong-doing, that charges or additional charges will not be filed in relation to the foregoing or that such persons or other TELKOM employees will not be found guilty of any offense. Although TELKOM believes that the investigations are without merit, to the extent any TELKOM employees are in custody, or are found guilty of any offense, TELKOM is and would be deprived of their services. TELKOM does not believe that any subsequent investigation or court decision will have significant financial impact to the Company, though there can be no assurance that this is the case.

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
      This document contains various forward-looking statements, including statements regarding TELKOM’s expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements reflect TELKOM’s current expectations. Although TELKOM believes that the expectations reflected in the forward-looking statements are reasonable, TELKOM can give no assurance that such expectations will prove to be correct. They are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. In light of the many risks and uncertainties surrounding Indonesia, investors in the ADSs or the Common Stock should bear in mind that TELKOM cannot guarantee that the forward-looking statements described herein will transpire. All subsequent written and oral forward-looking statements attributable to TELKOM or persons acting on TELKOM’s behalf are expressly qualified in their entirety by reference to these risks.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
      TELKOM, a majority state-owned company, is the principal provider of fixed line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services, including interconnection, network, data and Internet services and other telecommunications-related services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company’s purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.
      In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephone services were first made available in Indonesia in 1882 and, until 1906, were provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company to provide postal and telecommunications services in Indonesia, apart from services in Sumatra, which were transferred in the 1970’s. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro and PN Telekomunikasi. In 1974, PN Telekomunikasi was further divided into two state-owned companies, Perusahaan Umum Telekomunikasi (“Perumtel”) to provide domestic and international telecommunications services and PT Industri Telekomunikasi Indonesia Tbk (“PT INTI”), to provide telecommunications equipment manufacturing. In 1980, the international telecommunications business was transferred to Indosat.
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
      During 1995, TELKOM restructured its operations by converting all twelve Witels into seven regional divisions (Division I Sumatra; Division II Jakarta and the surrounding areas; Division III West Java;

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
      On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares were also publicly offered without listing on the Tokyo Stock Exchange. TELKOM is currently the largest company by market capitalization in Indonesia, with a market capitalization of approximately Rp.203,616 billion as of December 31, 2006 and of approximately Rp.190,511 billion as of January 31, 2007. The Government currently has an aggregate interest of approximately 51.2% of the issued and outstanding shares of TELKOM. The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.
      Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized a plan to repurchase up to a maximum of 5% of TELKOM’s 20,159,999,279 total issued and outstanding Series B Shares for a total repurchase amount not exceeding Rp.5,250.0 billion. Pursuant to the share repurchase plan, as of June 27, 2007, TELKOM has cumulatively repurchased an aggregate of 211,290,500 Series B Shares on either the Jakarta Stock Exchange or the New York Stock Exchange, representing approximately 1.05% of the total issued and outstanding Series B Shares of 20,159,999,279 for a total repurchase amount of Rp.1,829.1 billion (US$203.1 million). These transactions are in compliance with the limitations set forth in the resolution. For further information on the share repurchase, see Item 7. “Major Stockholders and Related Party Transactions — A. Major Stockholders.”
      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM, which led to certain disputes. As a result, TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI, and amended the terms of the KSO agreement with its KSO partners in regions IV and VII to obtain legal right to control financial and operating decisions of Regional Divisions IV and VII. For a more complete description of the acquisition of control of its KSO partners in regions I, III and VI, acquisition of control of regions IV and VII, and TELKOM’s KSO arrangements, see Item 10. “Additional Information — C. Material Contracts” and Item 4. “Information on the Company — B. Business Overview — Joint Operation Scheme.”
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
      Pursuant to the Telecommunications Law, the Government as of August 1, 2001 terminated the exclusive rights of TELKOM to provide fixed line services in Indonesia and Indosat to provide international direct dial services. TELKOM’s exclusive right to provide domestic local service was terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in

August 2003. On May 13, 2004, TELKOM received its commercial license to provide IDD fixed line services and began offering such services on June 7, 2004. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. Indosat is currently able to provide nationwide DLD services through its CDMA-based fixed wireless network and its interconnection arrangements with TELKOM.
      For a description of the important events in the development of the Company’s business since the beginning of the Company’s last three financial years to the date of this Annual Report, see Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Overview.” A description of the Company’s principal capital expenditures and divestitures, since the beginning of the Company’s last three financial years to the date of this Annual Report is set forth in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Information concerning the principal capital expenditures and divestitures currently in progress is also described in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” The Company is domiciled in the Republic of Indonesia. It is incorporated in and under the legislation of the Republic of Indonesia. The address of the Company’s registered office is No. 1, Jalan Japati, Bandung, 40133, Indonesia and the telephone number of the Company’s registered office is (62) (22) 452-1510.

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
      For segment reporting purposes, TELKOM has four segments: (i) fixed wireline, (ii) fixed wireless, (iii) cellular and (iv) other. See Note 47 to the consolidated financial statements. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including, among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides local and domestic long-distance CDMA-based telephone services, as well as other telecommunication services using limited-mobility wireless handsets within a local area code. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of TELKOM’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

      For 2006, no single customer, other than interconnection customers, accounted for more than 0.3% of TELKOM’s total operating revenues and TELKOM’s top 100 customers, other than interconnection customers, together accounted for no more than 24% of its total operating revenues. For the purpose of calculating operating revenues, TELKOM treats each state-owned enterprise owned by the Government as a single customer.
      TELKOM’s business does not experience significant seasonality.

Fixed Line Services
      Fixed line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed line services in Indonesia. In 2006, TELKOM provided fixed line services in Divisions I, II, III, IV, V, VI and VII. In 2006, revenues from fixed line services in these divisions contributed Rp.10,979.0 billion (US$1,219.9 million), or 21.4% of total operating revenues. TELKOM began providing fixed line services in Divisions IV and VII in January 2004 and October 2006, respectively, when TELKOM acquired control of their operations on January 20, 2004 and October 19, 2006, respectively. For a more complete description of the acquisition of control of Divisions IV and VII, see Item 4. Information on the Company — B. Business Overview — Joint Operation Scheme.” And item 10. “Additional Information — C. Material Contracts”.

Fixed Wireline Services
      Fixed wireline subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local, domestic long-distance and international services. Usage charges are generally uniform nationwide and are based on call distance, call duration and the time of day at which calls are made. In addition, subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance.
      TELKOM began offering IDD services, under the brand name “Telkom International Call 007”, or “TIC-007,” on June 7, 2004. TELKOM reports its IDD revenues under international interconnection revenues as this service requires interconnection between TELKOM and network operators in other countries. See “— Interconnection Services” below. Through its VoIP service, which is known as “TelkomGlobal 01017” (formerly, “TelkomGlobal 017” prior to December 31, 2006), TELKOM already provides international call services based on VoIP technology. TELKOM records its revenues from the VoIP service under “Data and Internet Services” as this service uses IP and data-based infrastructure. See “— Data and Internet Services” below.
      In May 2006, TELKOM began offering corporate customers an integrated direct call center service under the brand name “TELKOM Call 500.” TELKOM Call 500 is a basic communication service solution for corporate customers providing an integrated contact center to support their marketing programs and customer service. TELKOM Call 500 is targeted at companies in various segments including banking and finance, manufacturing, trade and industry, government, and mining and construction.

Fixed Wireless Services
      In December 2002, TELKOM began offering a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2006, was available in 236 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrently with its use of CDMA fixed wireless technology for the development of its fixed line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network and expand its TELKOMFlexi service to other cities and regions in Indonesia. As of December 31, 2006, TELKOM had 1,531 BTSs and 7.7 million line units deployed, of which 1,460 BTSs and 7.2 million line units were financed by TELKOM and 71 BTSs and 0.5 million line units were established under the RSA scheme. As of December 31, 2006, TELKOM had 4,175,853 TELKOMFlexi lines in service.
      TELKOMFlexi subscribers have the option of postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, domestic-long distance and international services, which charges are generally the same as those paid by fixed line subscribers. Prepaid subscribers are required to purchase starterpacks containing RUIM cards and vouchers or refills, and pay only usage charges, which are typically higher than those paid by postpaid subscribers. Prepaid subscribers may purchase starterpacks ranging from Rp.20,000 to Rp.35,000, which include vouchers ranging from Rp.15,000 to Rp.35,000. As of June 2006, TELKOMFlexi only offers Rp.30,000 starterpacks. However, existing Rp.20,000 and Rp.35,000 starterpacks were still available in the market as of December 31, 2006. Prepaid subscribers using Electronic Serial Number (ESN) based handsets are also required to purchase starterpacks containing RUIM cards. Refills are made through purchasing vouchers, or through voucherless electronic and ATM channels, in amounts ranging from Rp.10,000 to Rp.500,000, depending on the refill method used. Vouchers and refills purchased remain active for limited periods from the date of purchase, ranging from 15 days for a Rp.10,000 voucher or refill to 210 days for a Rp.500,000 voucher or refill. TELKOM generally provides a 30-day grace period after the expiry of the active period in which only incoming calls are allowed.
      TELKOMFlexi subscribers are also provided with a number of value-added features, such as SMS, WAP, a web portal, ring tones, voicemail and information services, such as billing, directory assistance and other content services. The revenues from these services are reported in the Data and Internet category. See “— Data and Internet Services” below. Customers generally have all features offered by cellular services except roaming to other local area codes and internationally. In June 2004, TELKOM launched a “FlexiCombo” service which allows each subscriber to have up to three telephone numbers, with each number assigned for use in one of three different cities (area codes), but without local area code or international roaming. In August 2006, TELKOM launched a new FlexiCombo service to allow TELKOMFlexi subscribers to use TELKOMFlexi throughout Indonesia with a primary number and up to two temporary numbers on the same RUIM card. Charges for this new service will be billed to the primary number. Through the call forwarding feature of this service for a flat fee, subscribers can receive calls to their primary numbers even though they are using a temporary number for a flat fee without time or zone limitation.

Cellular Services
      TELKOM provides its mobile cellular services through its 65%-owned subsidiary Telkomsel. Cellular revenues grew by 41.5% from Rp.14,571.0 billion, for the year ended December 31, 2005 to Rp.20,622.6 billion (US$2,291.4 million), or 40.2% of TELKOM’s total operating revenue for the year ended December 31, 2006. Over the same period, the total number of Telkomsel’s mobile cellular subscribers (prepaid and postpaid) increased by 46.5% from approximately 24.3 million at the end of 2005 to approximately 35.6 million as of December 31, 2006. Of the total subscribers as of December 31, 2006, approximately 33.9 million were prepaid and approximately 1.7 million were postpaid. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 56% share of the cellular market (full mobility) in Indonesia as of December 31, 2006, compared to an estimated 52% market share as of December 31, 2005.
      Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through the 463 networks operated by 268 international roaming partners in 155 countries as of the end of 2006. As of December 31, 2006, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali and Sumatra.
      Telkomsel provides its subscribers with the option of a prepaid service under the brand name “SimPATI,” or a postpaid service under the brand name “KartuHALO”. In May 2004, Telkomsel launched a new prepaid brand “Kartu As,” which was intended to target the lower segment of the market as well as customers who travel frequently within Indonesia, by offering free domestic roaming and lower tariffs on local and domestic long-distance calls, with no difference between tariffs for calls during peak and off-peak hours. On February 1, 2005, Telkomsel introduced new flat tariff for SimPATI — Rp.150 per 30 seconds for any call within Telkomsel’s network throughout Indonesia during off-peak time. Further, on March 15, 2005, in order to accelerate SimPATI growth and to decrease the SimPATI churn rate, Telkomsel launched a new starter pack edition called “SimPATI 10HOKI” which offers ten new benefits, including 10 free SMSs, a free 10 minute call and 10 free contents download. Telkomsel also offers tailor-made postpaid services for corporate customers and a postpaid family service under the brand name “HALOkeluarga”. In August 2005, Telkomsel launched new “HALObebas” packages for its postpaid customers which allow customers who subscribe to any kartuHALO package to enjoy free roaming facilities as part of their basic service. Generally, postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for roaming, SMS, local, domestic-long distance and international services. All postpaid subscribers enjoy free national roaming and also choose among the following options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; or (c) waiver of the monthly subscription charge subject to minimum monthly usage.
      In early 2006, Telkomsel launched a new off-peak/ on-net discount tariff for SimPATI customers. Previously off-peak time started from 23:00 to 06:59. For a call from 22:00 to 22:59, a special tariff of Rp.300 per 30 seconds is assessed.
      In January 2006, Telkomsel launched a new SimPATI starter pack edition called “SimPATI Jitu”. The package costs Rp.15,000 and includes a regular credit of Rp.10,000 plus Rp.10,000 credit upon first recharge and 20 free SMSs. In April 2006, Telkomsel introduced Indonesia’s first flat-tariff per-second prepaid plan as part of its Kartu As product. A call to any Telkomsel, PSTN and other cellular subscriber is charged Rp.20 per second, Rp.30 per second and Rp.40 per second, respectively. Under this plan, SMSs among Kartu As users cost Rp.99 per SMS, while SMSs to KartuHALO, SimPATI and TELKOMFlexi users cost Rp.149 per SMS, and to other cellular users, Rp.299 per SMS. In June 2006, a new KartuHALO package was launched called “HALObebas Bicara”. This package includes nationwide flat-rate tariffs and offers one of the country’s longest off-peak periods.
      Prepaid customers purchase a starter package, the price of which starts at Rp.10,000 for Kartu As and SimPATI customers, depending on the value of the prepaid voucher included in the package. For Kartu As customers, the Rp.10,000 starter package contains a SIM card and a voucher worth Rp.10,000. The Rp.15,000 “SLANK” starter package contains a SIM card and a voucher worth Rp.15,000. For SimPATI customers, the Rp.10,000 “SimPATI Ekstra” starter package, which was launched in February 2007, contains a SimPATI SIM card and a voucher worth Rp.5,000 plus a credit of Rp.5,000 for intra-Telkomsel calls and a Rp.10,000 credit bonus after the first refill.
      SimPATI subscribers can buy prepaid vouchers ranging in value from Rp.10,000 to Rp.1,000,000 to increase the value of their SIM cards, while Kartu As subscribers can buy prepaid vouchers ranging from Rp.5,000 to Rp.100,000. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14-digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. Kartu As and SimPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centers and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, via telephone banking and over the internet. In June 2004, Telkomsel introduced a new electronic refill service called “M-KIOS” which allows prepaid customers to refill with a mobile handset as the transaction terminal through secure means. In September 2004, Telkomsel introduced an automatic refill service that permits payments through VISA credit cards, pursuant to which a prepaid customer can elect to have a prepaid account refilled automatically in one of the following ways: (i) whenever the prepaid account balance falls below Rp.10,000; (ii) a fixed amount monthly; or (iii) on demand, through SMS. The prepaid customer credits generally have a predetermined expiry date.
      Provided that they meet certain credit-related eligibility requirements, SimPATI customers may sign up for Telkomsel’s postpaid KartuHALO services at any time without having to change their telephone numbers.

While Kartu As and SimPATI customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers.
      On May 26, 2005, Telkomsel launched its trial run of 3G services in Jakarta. Telkomsel became the first Indonesian telecommunication company to implement a trial run of such services. In February 2006, Telkomsel, Indosat, Excelcomindo, HCPT and PT Lippo Telekom (Natrindo Telepon Selular) were awarded separate licenses to operate the 3G network. The licenses will expire in ten years. In August 2006, Telkomsel initiated a comprehensive customer education pre-registration campaign to introduce its 3G services. In September 2006, Telkomsel launched its 3G services in Jakarta for both postpaid and prepaid customers. As of December 31, 2006, Telkomsel’s 3G services were available in Jakarta, Bandung, Surabaya, Medan, Semarang, Yogyakarta, Batam, Bali, Makasar and surrounding cities. The 3G services provide Telkomsel’s subscribers (over 500,000 3G network subscribers as of December 31, 2006) with various features including video calls, mobile television, mobile download and high-speed data access. Telkomsel continues to expand and optimize its 3G network and is conducting various marketing and educational campaigns for its 3G services.
      Telkomsel also offers cellular users value added services such as SMS, international roaming, GPRS, MMS, multi-party calling, call forwarding, call waiting, caller number display and non-display, ring back tone (which allows callers to the subscriber of the ring back tone service to hear a pre-selected ringing tone), mobile banking, SMS to e-mail services, missed call alert features (“MCA”), “Notify Me” notifications services (which informs the calling parties when the called party becomes active) and other personal mobile data services, the revenues from which are reported in the Data and Internet category. See “— Data and Internet Services” below.
      The following table sets forth selected historical information on Telkomsel’s subscriber base for the periods indicated:

	As of or for the Year Ended December 31,

	2004	2005	2006(1)

Cellular subscribers
KartuHALO (Postpaid)	1,327,549	1,470,755	1,661,925
SimPATI (Prepaid)	11,557,758	16,004,631	21,377,995
Kartu As (Prepaid)	3,405,201	6,793,967	12,557,251
Deactivations(2)
KartuHALO (Postpaid)	317,020	372,921	376,748
SimPATI (Prepaid)	8,470,819	15,836,633	27,256,632
Kartu As (Prepaid)	824,489	12,105,848	17,724,133
Average monthly churn rate(3)
KartuHALO (Postpaid)	2.3%	2.1%	2.0%
SimPATI (Prepaid)	6.8%	8.2%	11.9%
Kartu As (Prepaid)	5.0%	14.9%	16.8%
ARPU(4)
KartuHALO (Postpaid) (Rp. ’000)	304	291	274
SimPATI (Prepaid) (Rp. ’000)	84	84	83
Kartu As (Prepaid) (Rp. ’000)	48	45	54

      The following table shows the respective active periods for Telkomsel’s SimPATI and Kartu As refill vouchers, respectively:

Period during which subscribers
SimPATI Value of Voucher	will have access to services

Rp.10,000	37 days
Rp.20,000	45 days
Rp.50,000	60 days
Rp.100,000	90 days
Rp.150,000	150 days
Rp.200,000	180 days
Rp.300,000	210 days
Rp.500,000	240 days
Rp.1,000,000	270 days

Period during which subscribers
Kartu As Value of Voucher	will have access to services

Rp.5,000	30 days
Rp.10,000	30 days
Rp.25,000	30 days
Rp.50,000	30 days
Rp.100,000	30 days

(1)	For 2006, prepaid subscribers could purchase SIM cards with values ranging from Rp.10,000 to Rp.50,000 and refill vouchers with values ranging from Rp.5,000 to Rp.100,000.

(2)	Includes voluntary and involuntary deactivations.

(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.

(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and dividing by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.
     In June 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2006, EDGE was available in Jakarta, Surabaya, Batam, Semarang and Bali. Telkomsel has ceased further development of EDGE.

Joint Operation Scheme
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
      Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM. In order to assist the KSO partners in meeting their obligations and to maintain the continuity of the KSO Agreements, all of the KSO partners entered into a

Memorandum of Understanding with TELKOM on June 5, 1998 which reduced the minimum line construction obligations of the KSO partners, decreased TELKOM’s share of KSO revenues for 1998 and 1999 and cancelled TELKOM’s option to purchase the assets of the KSO before the end of the KSO period. Beginning January 1, 2000, the parties reverted to the terms of the original KSO agreements with respect to MTR and DTR payments. Due to the severity of the crisis, these measures did not solve the significant difficulties faced by the KSO partners and TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in Regional Divisions I, III and VI, and amended the terms of the KSO Agreement with respect to Regional Divisions IV and VII to acquire control of the KSO IV and KSO VII operations.
      TELKOM consolidated the revenues from Regional Division I (Sumatra), Regional Division VI (Kalimantan) and Regional Division III (West Java and Banten) following their acquisitions in 2001, 2002 and 2003, respectively. TELKOM’s portion of KSO revenues for the last three years (2004 — 2006) are indicated in the following table:

	2004		2005		2006

KSO Division	MTR	DTR	MTR	DTR	MTR	DTR

	(Rp. in billion)		(Rp. in billion)		(Rp. in billion)
Division IV (Central Java)(1)	35.2	15.7	—	—	—	—
Division VII (Eastern Indonesia)(2)	260.8	333.8	268.6	318.6	207.5	274.6

Total	296.0	349.5	268.6	318.6	207.5	274.6

(1)	On January 20, 2004, TELKOM and PT Mitra Global Telekomunikasi Indonesia (“MGTI”) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV (Central Java). See Item 10. “Additional Information — C. Material Contracts — PT Mitra Global Telekomunikasi Indonesia (MGTI)” As a result of the amended and restated KSO agreement, TELKOM acquired Regional Division IV. TELKOM consolidated Rp.1,398.0 billion, Rp.1,653.2 billion and Rp.1,662.4 billion of operating revenues from Regional Division IV (Central Java) from February 1, 2004 through December 31, 2004 and in 2005 and 2006, respectively. For 2004, MTR and DTR for Regional Division IV represented MTR and DTR generated by Regional Division IV in January 2004.
(2)	On October 19, 2006, TELKOM and PT Bukaka Singtel International (BSI) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division VII (Eastern Indonesia). See Item 10. “Additional Information — C. Material Contracts — PT Bukaka Singtel International (BSI).” As a result of the amended and restated KSO agreement, TELKOM acquired Regional Division VII. TELKOM consolidated Rp.796.5 billion of operating revenues from Regional Division VII (Eastern Indonesia) from October 1, 2006 through December 31, 2006. For 2006, MTR and DTR for Regional Division VII represent MTR and DTR generated by Regional Division VII in January 1, 2006 through September 30, 2006.
     The following describes the developments in recent years in which TELKOM acquired or entered into agreements to acquire control of its KSO partners in Regional Divisions I, III and VI, and amended the terms of the KSO Agreements with respect to Regional Divisions IV and VII to acquire control of the operations of KSO IV and KSO VII.
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
      On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, PT Bukaka Singtel (BSI) International (“Bukaka Singtel (BSI)”), entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 1x in KSO VII region. On January 14, 2003, TELKOM and Bukaka Singtel (BSI) entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Regional Division VII (the “Co-Operation Agreement”) that implemented the terms of the Memorandum of Understanding. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.2 million and Rp.28.4 billion for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka Singtel (BSI). The new facilities were completed in March 2006, with TELKOM and Bukaka Singtel (BSI) sharing the revenues generated by these new facilities. See Item 10. “Additional Information — C. Material Contracts.”
      On October 19, 2006, TELKOM announced that it had entered into an agreement with PT Bukaka Singtel International (BSI), TELKOM’s KSO partner for Regional Division VII Eastern Indonesia, to amend and restate the KSO VII Agreement. Under the amended and restated KSO VII Agreement, the rights to operate telecommunication services in KSO VII region were transferred to TELKOM with KSO VII being operated under the sole management, supervision, control and responsibility of TELKOM. For the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division VII. PT Bukaka Singtel International (BSI) will receive fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to PT Bukaka Singtel International (BSI) and operating expenses. At the end of the KSO period on December 31, 2010, all rights, title and interest of PT Bukaka Singtel International (BSI) in existing property, plant and equipment (including new additional installations) and inventories of KSO VII shall be transferred to TELKOM without requiring any further action by any party, upon payment by TELKOM to PT Bukaka Singtel International (BSI) of Rp.1,000. As a result of the amended and restated KSO VII Agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division VII, and TELKOM must pay to PT Bukaka Singtel International (BSI) a fixed monthly payment of Rp.55.64 billion from October 2006 to June 2007, and Rp.44.25 billion from July 2007 to December 2010. TELKOM has accounted for this transaction as a business combination using the purchase method of accounting in 2006.
      TELKOM consolidated Dayamitra in 2001, Pramindo in 2002 and AriaWest in 2003, upon acquisition of a majority ownership interest or control in those KSO partners. In addition, under the amended and restated KSO Agreement with respect to Regional Division IV entered into on January 20, 2004, TELKOM consolidated the operating results of KSO IV from February 1, 2004, being the nearest convenient balance date. On October 19, 2006, TELKOM amended the KSO VII agreement and as of that date, obtained operational control over KSO VII. TELKOM consolidated the operating results of KSO VII from October 1, 2006, being the nearest convenient balance date.

Interconnection Services
      TELKOM receives revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with TELKOM’s network. In 2006, revenues from interconnection services contributed Rp.8,681.5 billion (US$964.6 million), or 16.9% of total operating revenues.
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
      In 2006, as a result of new regulations regarding DLD and IDD services, TELKOM entered into an agreement with Indosat governing DLD interconnection fees. TELKOM also entered into a series of agreements governing IDD interconnection fees with all network operators, including Indosat. In December 2006, as a result of the implementation of the cost-based interconnection scheme, which was promulgated on February 8, 2006, TELKOM amended all of its interconnection agreements with other domestic network operators to cover the cost-based interconnection scheme. These amendments became effective on January 1, 2007. For further information on the interconnection scheme, see “— Regulations  — Interconnection” below; and Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
      TELKOM’s interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year Ended December 31,

	2002	2003	2004	2005	2006

	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	2,830.9	3,463.7	4,235.1	4,863.6	5,162.2
Outgoing paid minutes	3,854.5	4,872.1	6,448.0	7,514.9	7,704.2
Fixed Line Interconnection(2)
Incoming paid minutes	128.4	130.1	136.7	612.3	864.9
Outgoing paid minutes	39.6	30.9	51.1	493.5	965.2
Satellite Phone Interconnection
Incoming paid minutes	12.6	16.1	14.7	10.7	9.3
Outgoing paid minutes	5.6	7.5	8.2	6.5	4.5
International Interconnection(3)
Incoming paid minutes	303.3	444.1	427.6	596.4	861.9
Outgoing paid minutes	200.3	149.7	158.1	185.5	177.6
Total
Total Incoming paid minutes	3,275.2	4,054.0	4,814.1	6,083.0	6,898.3
Outgoing paid minutes	4,100.0	5,060.2	6,665.4	8,200.4	8,851.5

(1)	Includes interconnection with Telkomsel.
(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, and starting 2004, Indosat.
(3)	International interconnection minutes are derived from interconnection with Indosat’s international network and, starting 2004, incoming and outgoing calls using TIC-007 as well.
     TELKOM’s paid minutes from Telkomsel for 2002 — 2006 are set forth in the following table.

	Year Ended December 31,

	2002	2003	2004	2005	2006

	(millions of minutes)
Incoming paid minutes	1,672.6	2,011.8	2,354.1	2,709.1	2,914
Outgoing paid minutes	2,001.6	2,610.3	3,422.1	4,251.5	4,546
      On June 7, 2004, TELKOM began offering IDD fixed line services under the brand name “TIC-007.” Revenues from IDD services are reported as international interconnection revenues. In order to facilitate interconnection of international calls, TELKOM entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM did not have agreements with telecommunication operators in each of its IDD destinations, TELKOM entered into agreements with certain major carriers such as Singapore Telecommunications Limited (“SingTel”),

Telekom Malaysia Berhad (“Telekom Malaysia”), MCI Inc. (“MCI”) and others for such operators to act as hubs to route international calls to their destinations.

Network Services
      TELKOM provides satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. In 2006, revenues from network services contributed Rp.718.7 billion (US$79.9 million), or 1.4% of total operating revenues. TELKOM’s customers for network services include businesses and other telecommunications operators. Customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.

Data and Internet Services
      TELKOM provides SMS for fixed line, fixed wireless and cellular phones, dial-up and broadband Internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services. In 2006, revenues from data and Internet services contributed Rp.9,065.2 billion (US$1,007.2 million), or 17.7% of total operating revenues.
      In October 2004, TELKOM introduced a premium prepaid dial-up Internet access service. In 2006, an average of approximately 680,000 telephone subscribers accessed its TELKOMNet Instan, representing an increase of 36% over the prior year. Subscribers utilized a total of 3.7 billion minutes of TELKOMNet Instan, representing an increase of 32% over the prior year. As of December 31, 2006, TELKOM also had approximately 93,200 broadband Internet access subscribers, representing an increase of 204% over the prior year. As of December 31, 2006, TELKOMNet Instan was available in major cities in Indonesia.
      In September 2002, TELKOM began offering a premium VoIP international calling service under the name “TELKOMGlobal-017” (which changed to “TELKOMGlobal-01017” as of December 31, 2006), and a standard VoIP international calling service under the name “TELKOMSave” and TELKOM is currently providing both services in several cities in Indonesia, including Jakarta, Surabaya, Bandung, Medan and Denpasar. As of December 31, 2006, TELKOM’s VoIP services allowed subscribers access to 633 destination points in 236 countries through agreements which TELKOM has entered into with eight global carriers (including two global carriers for outgoing only, three global carriers for incoming only and three global carriers for incoming and outgoing) and wholesalers that allow TELKOM to access their international networks. VoIP is a low-cost phone service for international calls that is accessed by dialing a special international long-distance prefix. On March 11, 2004, the MoC issued Decree No. 28/2004 and Decree No. 31/2004, which stated that VoIP access codes must be changed from three digits to five digits (“010XY”), and on April 1, 2005, the MoCI announced that the five digit VoIP access codes must be implemented by all operators by December 31, 2005. On May 17, 2005, MoCI Regulation No. 7/2005 was ratified, which changes the VoIP access codes to (i) “010XY” for single stage method; and (ii) “170XY” for double stage method, respectively, effective January 1, 2006. The single stage method refers to direct dialing services without subscription validation. The double stage method refers to direct dialing services whereby subscription validation is required before dialing the destination number. In 2006, the access codes for TELKOM’s VoIP service were “017” (which changed to “01017” as of December 31, 2006) for single stage and “17017” (prepaid) and “17071” (postpaid) for double stage.
      The Company plans to increase the number of access points in Indonesia and abroad from which its customers are able to access its VoIP services. In 2006, there was a total of 275.9 million outgoing (using TELKOMSave or TELKOMGlobal 017) and incoming (from TELKOM’s global partners) VoIP minutes called, representing a decrease in VoIP minutes called of 24.7 million, or 8.2%, over the prior year. Incoming VoIP minutes called increased by 7.7% from 215.6 million minutes in 2005 to 232.3 million minutes in 2006. However, outgoing VoIP minutes called decreased by 48.6% from 85.0 million minutes in 2005 to 43.7 million minutes in 2006. VoIP revenues (consisting of incoming and outgoing) decreased by Rp.14.7 billion, or 5.0%, in 2006, principally due to a 22.7% decrease in traffic of outgoing international VoIP calls, primarily resulting from increased price competition from TELKOM’s competitors and focused marketing efforts to promote TELKOM’s IDD service (TIC-007), an alternative to VoIP.
      Certain information about TELKOM VoIP services is set forth in the following table:

Item	TELKOMGlobal 017/01017	TELKOMSave

Tariff	Discount up to 40% of normal IDD rate	Discount up to 60% of normal IDD rate
Dial	One stage	Two stage
Quality/ Technology	Premium VoIP	Standard VoIP

Revenue-Sharing Arrangements (PBHs)
      TELKOM has entered into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. In 2006, revenues from revenue-sharing arrangements amounted to Rp.415.5 billion (US$46.2 million), or 0.8% of TELKOM’s total operating revenues.
      As of December 31, 2006, the Company had 90 revenue-sharing arrangements with 67 partners. The revenue-sharing arrangements were located mostly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makasar, Parepare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.
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
      As of December 31, 2006, TELKOM has entered into 25 PPLTs for fixed wireless services and 42 PPLTs for fixed wireline services.

Other Services
      TELKOM also provides a variety of other services, such as:

•	telephone directory services, which TELKOM provides through its majority-owned subsidiary, Infomedia;

•	cable and pay television and related services (42,351 subscribers as of December 31, 2006), which it provides through its majority-owned subsidiary, Indonusa; and

•	telex and telegram services.

      In 2006, revenues from other services amounted to Rp.322.1 billion (US$35.8 million), or 0.6% of TELKOM’s total operating revenues.
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
      TELKOM’s total number of fixed wireline lines in service in all divisions has remained at approximately 8.7 million as of December 31, 2005 and December 31, 2006.
      The following table sets forth statistics relating to TELKOM’s fixed wireline network since 2002:

	As of or for the Year Ended December 31,

Operating Statistics	2002(1)	2003(2)	2004(3)	2005(3)	2006(4)

Exchange capacity
Non-KSO Divisions	6,643,688	7,810,766	8,786,887	9,138,167	10,439,658
KSO Divisions(9)	2,459,950	1,608,455	954,465	1,045,366	—

Total	9,103,638	9,419,221	9,741,352	10,183,533	10,439,658
Installed lines
Non-KSO Divisions	6,157,149	7,235,035	8,264,999	8,497,255	9,634,910
KSO Divisions(9)	2,234,892	1,548,070	931,999	998,901	—

Total	8,392,041	8,783,105	9,196,998	9,496,156	9,634,910
Lines in service(5)
Non-KSO Divisions	5,701,900	6,792,300	7,714,977	7,787,693	8,709,211
KSO Divisions(9)	2,039,608	1,422,028	844,373	898,438	—

Total	7,741,508	8,214,328	8,559,350	8,686,131	8,709,211
Subscriber lines
Non-KSO Divisions	5,386,430	6,441,973	7,323,304	7,413,769	8,328,179
KSO Divisions(9)	1,952,226	1,365,114	816,208	869,631	—

Total	7,338,656	7,807,087	8,139,512	8,283,400	8,328,179
Public telephones
Non-KSO Divisions	315,470	350,327	391,673	373,924	381,032
KSO Divisions(9)	87,382	56,914	28,165	28,807	—

Total	402,852	407,241	419,838	402,731	381,032
Leased lines in service
Non-KSO Divisions(6)	8,193	8,213	8,887	11,333	7,476
KSO Divisions(9)	1,879	1,162	382	575	—

Total	10,072	9,375	9,269	11,908	7,476

	As of or for the Year Ended December 31,

Operating Statistics	2002(1)	2003(2)	2004(3)	2005(3)	2006(4)

Fixed wireline subscriber pulse production(7) (millions)
Non-KSO Divisions	44,326	50,848	58,314	57,926	64,012
KSO Divisions	16,788	11,413	6,838	9,743	—

Total	61,114	62,261	65,152	67,669	64,012
Call completion rate(%)
Local
Non-KSO Divisions	75.8	76.8	78.6	80.4	77.1
KSO Divisions(9)	75.5	78.4	77.9	80.8	—

Combined	75.6	77.3	78.5	80.4	77.1
Domestic long-distance
Non-KSO Divisions	65.5	67.5	70.9	74.0	72.1
KSO Divisions(9)	68.1	74.7	74.9	75.8	—

Combined	66.6	69.5	71.5	74.3	72.1
Fault rate(8)
Non-KSO Divisions	4.6	4.4	3.4	3.8	3.6
KSO Divisions(9)	8.9	3.5	1.9	2.0	—

Combined	5.2	4.1	3.2	3.6	3.6

(1)	For 2002, Non-KSO Divisions refer to Divisions I, II, V and VI, while KSO Divisions refer to Divisions III, IV and VII.
(2)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.
(3)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.
(4)	For 2006, Non-KSO Divisions refer to Divisions I, II, III, IV, V, VI and VII.
(5)	Lines in service are comprised of subscriber lines and public telephone lines and include the following number of lines in service operated by TELKOM pursuant to revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 443,316, 511,108, 396,926, 201,485 and 166,142 as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(6)	Excludes leased lines for TELKOM’s network and multimedia businesses.
(7)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.
(8)	Faults per 100 connected lines per month.
(9)	Divisions classified as KSO Divisions differ year by year due to acquisitions in certain years. See footnotes (1) to (4) above.
     The following table sets forth certain information relating to TELKOM’s fixed line network in each of its operating divisions as of December 31, 2006:

			Division III
			(West Java				Division VII
	Division I	Division II	and	Division IV	Division V	Division VI	(East
	(Sumatra)	(Jakarta)	Banten)	(Central Java)	(East Java)	(Kalimantan)	Indonesia)	Total

Local exchange capacity	2,816,477	5,137,211	1,868,454	1,346,527	3,687,753	826,718	1,412,409	17,095,549
Total lines in service	1,875,708	3,829,992	1,087,786	1,268,933	2,824,922	656,969	1,340,754	12,885,064
Capacity utilization(%)(1)	66.60	74.55	58.22	94.24	76.60	79.47	94.93	75.37
Installed lines(2)	2,593,002	5,236,124	1,876,421	1,578,092	3,511,639	973,106	1,564,565	17,332,949
Utilization rate(%)(1)	72.34	73.15	57.97	80.41	80.44	67.51	85.70	74.34
Employees(3)	3,059	5,552	1,585	1,709	2,154	765	3,129	17,953
Population (millions)(4)	55.97	31.18	27.34	47.61	39.47	14.76	34.23	250.56
TELKOM line penetration(%)(5)	3.35	12.28	3.98	2.67	7.16	4.45	3.92	5.14

(1)	Capacity utilization (lines in service/exchange capacity) and utilization rate (lines in service/installed lines) consist of fixed wireline and fixed wireless. The rate can exceed 100% since the exchange capacity in fixed wireless (MSC and BTS) is calculated by assuming traffic allocation per subscriber of 60 mE (mili Erlang).
(2)	Total includes 113,048 fixed wireless line units established under RSA scheme.

(3)	Does not include employees from the corporate office or support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.
(4)	Source: Indonesian Central Bureau of Statistics (estimated figures).
(5)	TELKOM’s penetration based on the estimated population figures.

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
      TELKOM’s total number of fixed wireless lines in service increased from approximately 4.1 million as of December 31, 2005 to approximately 4.2 million as of December 31, 2006.
      The following table sets forth statistics relating to TELKOM’s fixed wireless network since 2002:

	As of or for the Year Ended December 31,

	2002(1)	2003(2)	2004(3)	2005(3)	2006(4)

Exchange capacity (MSC)(8)
Non-KSO Divisions	—	666,050	1,952,644	2,687,348	6,655,891
KSO Divisions(7)	—	61,550	179,700	329,708	—

Total	—	727,600	2,132,344	3,017,056	6,655,891
Installed lines (BTS)(8)
Non-KSO Divisions	8,621	659,497	2,291,212	3,332,893	7,698,039
KSO Divisions(7)	—	116,150	179,717	340,568	—

Total	8,621	775,647	2,470,929	3,673,461	7,698,039
Lines in service(5)
Non-KSO Divisions	8,527	237,749	1,317,673	3,750,821	4,175,853
KSO Divisions(7)	—	27,038	111,695	311,046	—

Total	8,527	264,787	1,429,368	4,061,867	4,175,853
Subscriber lines
Non-KSO Divisions	8,510	237,200	1,313,978	3,739,095	4,163,284
KSO Divisions(7)	—	27,038	111,695	311,046	—

Total	8,510	264,238	1,425,673	4,050,141	4,163,284
Public telephones
Non-KSO Divisions	17	549	3,695	11,726	12,569
KSO Divisions(7)	—	—	—	—	—

Total	17	549	3,695	11,726	12,569
Fixed wireless subscriber pulse production/minutes production(6)(9) (millions)
Non-KSO Divisions	14	214	989	3,254	5,512
KSO Divisions(7)	—	4	125	299	—

Total	14	218	1,114	3,553	5,512

(1)	For 2002, Non-KSO Divisions refer to Divisions I, II, V and VI, while KSO Divisions refer to Divisions III, IV and VII.
(2)	For 2003, Non-KSO Divisions refer to Divisions I, II, III, V and VI, while KSO Divisions refer to Divisions IV and VII.
(3)	For 2004 and 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.
(4)	For 2006, Non-KSO Divisions refer to Divisions I, II, III, IV, V, VI and VII.

(5)	Lines in service are comprised of subscriber lines and public telephone lines and include the lines in service operated by TELKOM pursuant to the revenue-sharing arrangements. Such lines in service under revenue-sharing arrangements amounted to 63,005, 130,947 and 113,048 as of December 31, 2004, 2005 and 2006, respectively.
(6)	Fixed wireless usage was measured in subscriber pulse before 2004, and in minutes beginning 2004 due to the installation of new equipment. Therefore, fixed wireless usage beginning 2004 and prior to 2004 are not comparable.
(7)	Divisions classified as KSO Divisions varies year to year due to KSO acquisitions in certain years. See footnotes (1) to (4) above.
(8)	Prior to 2006, the capacities of BTS and MSC were calculated by assuming traffic allocation per subscriber to be 60 mE (mili Erlang). However, the average traffic used per subscriber in 2005 was only 18 to 30 mE. Therefore, the capacities of BTS and MSC in 2006 were calculated by assuming traffic allocation per subscriber of 30 mE.
(9)	Consists of minutes usage generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.

     TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. For more information on TELKOMFlexi, see “— General — Fixed Wireless Services” above. As of December 31, 2006, TELKOM had 4,175,853 TELKOMFlexi lines in service.
      Backbone. TELKOM’s backbone telecommunications network consists of transmission, trunk switches and core routers connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.
      The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2006.

	Capacity	Percentage
	(number of transmission	of total
	medium circuits)	capacity

Optical fiber cable	21,272	76.01%
Microwave	4,472	15.98%
Submarine cable	1,763	6.30%
Satellite	480	1.71%

Total	27,987	100.00%

      For more information on TELKOM’s satellites, see “Other Network Infrastructure” below.
Mobile Cellular Network
      Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali and Sumatra. Telkomsel currently operates a nationwide GSM/ DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services nationwide since October 2002. In February 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2006, EDGE was available in Jakarta, Surabaya, Batam, Semarang and Bali. In September 2006, Telkomsel launched its 3G services in Jakarta for both postpaid and prepaid customers with 5 MHz bandwidth at 2 GHz frequency.
      The Telkomsel network is an integrated network of (i) base transceiver stations containing transmitters, receivers and other equipment that communicate by radio signals with cellular telephone handsets within the range of the base transceiver station, (ii) digital switch centers that route calls to the proper destinations, and (iii) transmission facilities that link the digital switch centers to other cell sites. The various components of the network are connected primarily by microwave transmission, trunk lines owned by Telkomsel and other fixed lines. In addition, through agreements with TELKOM, Telkomsel leases certain of TELKOM’s facilities, including leased lines, integrated management system and information system facilities, land, sites and towers. As of December 31, 2006, Telkomsel’s digital network had 16,057 BTSs, 82 cellular switching centers, 386 base station controllers and 138,442 transmitting and receiving exchanges, with an overall network capacity capable of supporting 38.8 million subscribers.
      For each of the years ended December 31, 2004, 2005 and 2006, Telkomsel made capital expenditures for the development and expansion of its cellular network of approximately Rp.4,982.7 billion, Rp.10,085.7 billion and Rp. 16,496.0 billion (US$1,832.9 million), respectively.
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

Data and Internet Network
      TELKOM began operating data network services in 1997 and has since continued to develop and expand its network progressively. As of December 31, 2006, TELKOM’s IP-based network covered 142 locations with 217 router nodes nationwide. TELKOM will continue to improve the speed and quality of its IP-based network. The IP-based network serves as the transport network is used for high quality VPNs, VoIP, and dial-up and broadband Internet services. TELKOM has remote access servers in 96 locations with 132 nodes nationwide used for its “TELKOMNet Instan” dial-up Internet services and corporate dial-up Internet services.
      Since 2004, TELKOM has provided fixed-line based broadband access services under the brand name “Speedy” by using DSL technology. As of December 31, 2006, there were over 93,200 subscribers in the areas where such services were available, such as Jakarta, Surabaya and Makasar. TELKOM expects the subscriber base of Speedy to grow significantly over the next 12 months. As of December 31, 2006, Speedy is available in all of Divisions I to VII. Subscribers of Speedy typically are residential dial-up users with a monthly usage of more than Rp.250,000, small office/home office (“SOHO”) companies, travel agents, Internet cafes and schools.

International Network
      TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004 and began offering IDD fixed line services under the brand name “TIC-007” on June 7, 2004. According to an internal study, TELKOM’s market share in terms of call volume (incoming and outgoing) in this market was 50.8% in 2006, an increase of 5.1% from 45.7% in 2005. TELKOM’s market share in 2006 in terms of incoming IDD call volume was 50.3%, an increase of 6.1% from 44.2% in 2005. In terms of outgoing IDD call volume, TELKOM’s market share was 53.9% in 2006, an increase of 1.5% from 52.4% in 2005. To route outgoing IDD and incoming international calls, TELKOM has three international gateways, in Batam, Jakarta and Surabaya. At present, TELKOM has no intention to develop any new gateways. According to a study conducted by TELKOM in September 2005, three gateways are sufficient to accommodate TELKOM’s international call volume. Nonetheless, TELKOM plans to improve the capacities of each gateway and the bandwidth of its international links.

      To connect its domestic network to the global network, TELKOM primarily relies on the following microwave, international cable and satellite links: (i) microwave link between Batam and Johor (Malaysia); (ii) TIS (Thailand-Indonesia-Singapore) cable system, which is an international submarine fiber optic cable system deployed by TELKOM, SingTel and CAT Telecom Public Company Limited and completed in November 2003, which connects Indonesia (Batam), Singapore (Changi) and Thailand (Songkhla) and was extended to Hong Kong in July 2004; (iii) Intelsat satellites, which TELKOM completed developing the ground segment to link its network to the Intelsat satellites in December 2004; and (iv) Dumai Melaka cable system, which is an international submarine fiber optic cable system deployed by TELKOM and Telekom Malaysia to connect Dumai (Indonesia) to Melaka (Malaysia) and completed in December 2004. These multiple international links provide flexibility for TELKOM to interconnect with foreign operators. In 2006, TELKOM completed a comprehensive upgrade of its microwave, international cable and satellite links.
      In order to facilitate interconnection of international calls, TELKOM has entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM does not have agreements with telecommunication operators in each of its IDD destinations, TELKOM has entered into agreements with SingTel, Telekom Malaysia, MCI and other entities for such operators to act as hubs to route international calls to their destinations. As of December 31, 2006, TELKOM has entered into international telecommunications service agreements with 21 international operators in 16 countries, compared to 18 international operators in 13 countries as of December 31, 2005. TELKOM plans to enter into additional international telecommunications service agreements with telecommunications operators for direct interconnection, particularly operators in the top 20 destinations for its outgoing IDD traffic.
Other Network Infrastructure
      As of December 31, 2006, the Company also operated the TELKOM-1 and TELKOM-2 satellites and 275 earth stations, including one satellite control system. TELKOM-1 has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders and TELKOM-2 has 24 standard C-band transponders. TELKOM uses its satellites for the following purposes:

•	Network backbone transmission;

•	Rural telecommunications services;

•	Back-up transmission capacity for the national telecommunications network;

•	Satellite broadcasting, VSAT and multimedia services;

•	Satellite transponder capacity leasing;

•	Satellite-based lease line; and

•	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).
Network Development

Fixed Line Network Development
     1. Fixed Wireline Network Development
      In 2004, TELKOM substantially completed the expansion of its Java fiber optic backbone. TELKOM entered into an agreement on June 10, 2005 with a consortium consisting of NEC Corporation and PT Siemens Indonesia to further develop its Java-Sumatra-Kalimantan network, which was completed in May 2006.
      TELKOM also had several network developments projects (both new and ongoing) as of December 31, 2006, which included the development of:

•	capacity expansion of the Surabaya — Ujung Pandang — Banjarmasin (SUB) submarine backbone infrastructure;

•	the Jember — Denpasar submarine backbone;

•	the fiber optic regional junction in Bandung — Cirebon (West Java);

•	IP DSLAM project offering broadband access to all users in Indonesia;

•	capacity expansion of local exchange switches;

•	wireline access network in Divisions I to VI; and

•	expansion of the IP-based network.
      To further develop its communications services, TELKOM also plans to:

•	continue to implement the deployment of additional line units;

•	continue to implement the next generation network by deployment and expansion of softswitch system, IP transport, broadband access and transmission network;

•	continue to improve the quality of its network through enhancements in its copper access network, ring system transmission network and redundancy system for all equipment, including battery and rectifier; and

•	continue network integration and quality improvement through the national operational support system.
     2. Fixed Wireless Network Development
      TELKOM continues to develop and expand its network infrastructure. TELKOM signed agreements with a consortium led by Samsung Electronics Co. Ltd. in December 2002, with a consortium led by Ericsson in December 2002, with Motorola, Inc. in March 2003, and with PT INTI in August 2003, for the development of a total of 1,656,300 base station subsystem lines and network and switching subsystem lines based on CDMA fixed wireless technology. These projects were to be completed by mid-2006 but were accelerated and completed in 2005 to satisfy increasing market demand. See Item 10. “Additional Information  — C. Material Contracts.” In 2006, TELKOM also completed the development of fixed wireless services in 44 locations, consisting of 40 locations in Jakarta, two locations in Sumatra and two locations in Sulawesi.
      In 2006, TELKOM entered into agreements with PT Samsung Telecommunication Indonesia for the procurement of CDMA 2000-1X Equipment & Services in Division V; a procurement and installation agreement with a Samsung Consortium for expansion of the NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java); agreements with a Huawei Consortium for the fixed wireless access (“FWA”) CDMA expansion in Divisions I to IV; and an agreement with a ZTE Consortium for the FWA CDMA expansion in Division VI. For details on these agreements, see Item 10. “Additional Information — C. Material Contracts.”
     Mobile Cellular Network Development
      Since 2004, Telkomsel has extended its GSM coverage to cover all counties in Indonesia. It also continued to improve the quality of its coverage in Jakarta, Surabaya and other major cities through the addition of microcells and expansion of its fiber optic transmission backbone. In 2006, Telkomsel added, among other equipment, 6,162 BTSs (including 942 nodes for 3G services) and 58,530 transmitting and receiving exchanges, thereby expanding its cellular network to cover all the sub-counties in Sumatra. Telkomsel plans to continue to install additional BTSs to further expand its coverage to the sub-county level in Kalimantan, Sulawesi and East Indonesia, to expand its 3G network since it had launched in September 2006, to further expand its fiber optic transmission backbone for major cities in Java, to install additional microcells and to install additional transmitting and receiving exchanges, particularly in provincial areas, to further improve the quality of its coverage, upgrade its switching equipment to increase network capacity, and to expand its intelligent network used in connection with its prepaid products.

Data Network Development
      In 2005, TELKOM continued to improve the quality of its data network by adding capacity and coverage. In 2005, TELKOM expanded its data network coverage in 15 cities. In 2006, TELKOM further expanded its IP/MPLS-based core infrastructure with additional multiservice router platforms. The new deployments consist of expansion of existing IP core and additional nodes in 10 cities, and connecting softswitch systems and legacy routers. TELKOM also developed additional host-to-host systems by installation of collecting agents in eight banks for a total of 36 banks, enabling customers to pay their bills (e.g., utilities, airline tickets and phone bills) using channel payment banks.
      In 2006, TELKOM also improved the quality and coverage of its broadband Internet access network by continuing to expand its DSL broadband access network nationwide. TELKOM continues to improve on its quality enhancement program for the broadband access network called the “JAWARA Broadband” program to modernize the broadband access networks of TELKOM and improve the quality of such access networks. In 2006, the program resulted in an increase in the number of broadband access networks supported by DSL technology by 41.7%.

TELKOM-2 Satellite
      TELKOM signed a US$73.1 million contract with Orbital Sciences Corporation to build the TELKOM-2 satellite based on Orbital’s STAR-2 platform, to replace TELKOM’s Palapa B-4 satellite, which was taken out of service in August 2005. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders, with transponder specifications similar to those of the TELKOM-1 satellite. TELKOM-2 has a 15 year in-orbit life and is expected to provide increased coverage of the Asian region and the Indian subcontinent compared to Palapa B-4. TELKOM believes that the satellite will support TELKOM’s network for voice, video and data communications.
      On November 8, 2002, TELKOM signed a US$62.9 million agreement with Arianespace S.A., which covers the cost of launching TELKOM-2. TELKOM launched TELKOM-2 on November 17, 2005. TELKOM launched the TELKOM-2 satellite into service on December 20, 2005 following the completion of its final acceptance test. Traffic migration from TELKOM-1 to TELKOM-2 satellites was completed in early 2006.

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

      The key elements of TELKOM’s strategy are:

Strengthening the Fixed Wireline and Fixed Wireless Business
      Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2006, a majority of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar.
      TELKOM aims to strengthen its fixed wireline and fixed wireless business by:

•	increasing its fixed line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, new partnership agreements and pay as you grow schemes;

•	increasing the use of TELKOMFlexi and value added services;

•	strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening Plasa TELKOM as a point of sale for TELKOM’s services;

•	developing and expanding its IDD fixed line business, which TELKOM began offering to customers on June 7, 2004; and

•	enhancing fixed wireline access network to provide broadband capability.

Strengthening its Backbone Network
      In order to provide a better quality of service to its customers, TELKOM intends to continue to increase the capacity, coverage and quality of its backbone network by, among other things, using an optical network for high speed backbone transmission infrastructure such as its Java optical backbone, Trans Borneo and Trans Sulawesi, ring configuration in the Java-Sumatra-Kalimantan submarine backbone, JASUKA and the Surabaya-Ujung Pandang-Banjarmasin submarine backbone.

Maintaining Telkomsel’s Leading Position in the Industry
      The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2006 of approximately 56% of the full-mobility cellular market, maintaining its position as the largest nationwide licensed GSM cellular operator in Indonesia and representing an increase from its estimated market share of 52% as of December 31, 2005. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of and one-stop shopping for, TELKOM’s and Telkomsel’s products and services, and expanding Telkomsel’s network capacity to enable Telkomsel to meet the projected needs of its customer base through 2007. In order to focus on Telkomsel and GSM technology, TELKOM sold its interests in PT Telekomindo Selular Raya (“Telesera”), PT Metro Selular Nusantara (“Metrosel”) and PT Komunikasi Selular Indonesia (“Komselindo”) on August 8, 2003 and PT Mandara Selular Indonesia (“MSI”) on January 13, 2006.
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

      The key elements of Telkomsel’s strategy for its business include:

•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at pre-defined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its GPRS, EDGE and 3G services), expanding network capacity and improving service quality;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.

Developing its Fixed Wireless Business
      TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. For more information on TELKOMFlexi, see “— Fixed Wireless Services” above. TELKOM plans to continue to expand its CDMA-based fixed wireless networks in all of its regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. TELKOM believes the deployment of a CDMA-based fixed wireless network and its TELKOMFlexi business will provide to TELKOM a competitive advantage in the face of liberalization and increased competition in the fixed line market.

Developing its Data and Internet Business
      TELKOM intends to grow its data and Internet business by, among other things:

•	increased investment in TELKOM’s broadband infrastructure (such as DSL and satellite);

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and Internet services (including value-added services) and full VPN IPs, and expanding TELKOM’s backbone and network access technology;

•	giving customers greater Internet access options, such as through wireless hotspot technology and the bundling of Internet access services with TELKOMFlexi and Telkomsel products;

•	developing and offering new value-added services and products, such as e-payment services for banks and other financial institutions and wireless data content for GPRS and MMS users;

•	expanding the international coverage of TELKOM’s data and Internet services by entering into agreements with additional global carriers and wholesalers; and

•	expanding the coverage and quality of its Internet Protocol backbone to increase data and Internet traffic capacity.

Reducing Cost of Capital
      TELKOM recognizes that the increasingly competitive Indonesian telecommunications market requires TELKOM to develop additional network capacity, improve operational efficiency and diversify its sources of financing. TELKOM’s internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund its aggressive plans to grow its business. As a result, since the end of 2002 TELKOM has sought to implement a “pay as you grow” scheme for its additional network capacity in order to:

•	share investment risks with its suppliers;

•	reduce its asset base and outsource non-core businesses; and

•	mitigate financing, commercial, operational, technical and capacity risks.
      The “pay as you grow” scheme involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up-front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in the “pay as you grow” scheme have assessed the risk of entering into such a scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. Only a relatively small number of equipment vendors are invited to participate in the “pay as you grow” programs and have supplied a substantial portion of TELKOM’s infrastructure and other equipment needs.

Increasing TELKOM and Telkomsel Synergy
      TELKOM seeks to increase its synergy with Telkomsel, and to promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and procurement) as well as products and services (such as new product development, bundling/packaging of services and interconnection). Specific examples include:

•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of TELKOM’s 007 IDD service to Telkomsel’s customers with specific benefits and a joint promotion campaign);

•	joint promotion and marketing activities on a case-by-case basis whenever this is expected to generate additional benefits to the group;

•	utilizing available distribution channels to improve services and selling activities to customers (such as joint customer services officers (“CSO”)); and

•	sharing of operational facilities (such as sites, towers, mechanical and electrical facilities).
Customer Service

TELKOM
      TELKOM provides customer services through:

•	Walk-in customer service points. TELKOM’s walk-in customer service points (“Plasa TELKOM”) provide convenient and comprehensive access to TELKOM’s customer services including product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2006, TELKOM had more than 850 customer service points in total. Since June 2006, TELKOM expanded its services at customer service points to include electronic payment services via Electronic Data Capture (“EDC”) using on-site terminals in 50 Plasa TELKOM points.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, whereby customers are provided a contact number “147” to speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, promotions and service features. Corporate customers in particular locations are provided an additional toll-free number “08001TELKOM” (“0800183556”). Customers are also provided access to directory services for which a charge is levied. TELKOM promotes the use of call centers, SMS and the Internet over walk-in customer service points for its retail customers.

•	Enterprise service and account management teams. To focus on its corporate customers that contribute between Rp.50 million to Rp.500 million to TELKOM’s monthly revenues, particularly corporations with national operations, TELKOM has set up an enterprise service division in Jakarta in August 2004, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs, including integrated communications solutions. Since August 2004, TELKOM has also divided its enterprise service and account management teams into six segments, namely, (i) Financial and Banking, (ii) Government, Army & Police, (iii) Manufacturing, (iv) Mining & Construction, (v) Trade & Industrial Park, and (vi) Trading & Service. To cater to such customers, the enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications services, multimedia services and certain office automation and network monitoring and controlling services. TELKOM has also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2006, TELKOM had 658 national and regional-level account managers that cover Divisions I to VII.

•	Service level guarantee program. TELKOM has had a service level guarantee program for its fixed line customers since June 2002 and has been implementing a service level guarantee program for TELKOMFlexi and Speedy since August 2006. The service level guarantee program provides guarantees of certain minimum levels of service relating to, among others, new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.

Telkomsel
      Telkomsel provides customer services through:

•	GraPARI customer services centers. As of December 31, 2006, Telkomsel had 68 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Gerai HALO service outlets. Gerai HALO service outlets are service outlets operated by third parties. As of December 31, 2006, Telkomsel had 207 Gerai HALO service outlets.

•	Caroline. “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita. “Anita”, or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s KartuHALO subscribers.
      Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.

Sales, Marketing and Distribution

TELKOM
      TELKOM distributes and sells its principal products and services, including fixed wireless services but excluding mobile cellular services, through the following primary distribution channels:

•	Walk-in customer service points. Customers have access to certain products and services in these walk-in customer service points. See “— Customer Service” above.

•	Account management teams. Account management teams promote TELKOM’s products and services in an integrated manner to TELKOM’s larger business customers. See “— Customer Service” above.

•	Public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks throughout Indonesia. Customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, telexes and telegrams, access the Internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. TELKOM generally provides discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may also provide products and services of other operators.

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFlexi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay for all products they receive at a discount, operate on a non-exclusive basis and may also sell products and services of other operators. As of December 31, 2006, Telkomsel had 740 direct retail outlets.

•	Website. Through its website, customers can obtain information on TELKOM’s major products and services and gain access to certain of its multimedia products.

•	Public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.
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

Telkomsel
      Telkomsel sells its cellular services through the following distribution channels:

(i)	its 68 GraPARI centers (as of December 31, 2006);

(ii)	its 207 Gerari HALO service outlets (as of December 31, 2006);

(iii)	a network of authorized dealers (operating 248,185 retail outlets throughout Indonesia as of December 31, 2006) selling primarily prepaid SIM cards and vouchers;

(iv)	joint outlets with Plasa TELKOM and PT Pos Indonesia; and

(v)	other outlets such as banks and photo shops.
      Independent dealers and other outlets pay for all products they receive, such as starter packs and prepaid vouchers, at a discount. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.
      Telkomsel markets its KartuHALO product and services to specific target groups, focusing on corporate end-users, and HALOkeluarga, product and services to professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.
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
      The following is a summary of TELKOM’s overdue payment policy for “Lines in Service” (“Sambungan Pokok Telepon”) and TELKOMFlexi (excluding Government subscribers), effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables, subject to a minimum charge of Rp.5,000	Out-going isolation (i.e., restricted to receiving incoming calls only)
II	11-40 days	10% of the overdue bill subject to a minimum charge of Rp.10,000	Total isolation (i.e., no outgoing or incoming calls)
III	41-60 days	15% of the overdue bill subject to a minimum charge of Rp.15,000	Service disconnected
IV	More than 60 days	15% of the overdue bill subject to a minimum charge of Rp.15,000	Service disconnected and the associated number subject to termination
      The following is a summary of TELKOM’s overdue payment policy for Speedy (excluding Government subscribers), effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty

I	1-10 days	5% of the total outstanding receivables	Total isolation
II	11-40 days	10% of the overdue bill	Total isolation
III	41-60 days	15% of the overdue bill	Service disconnected
IV	More than 60 days	15% of the overdue bill	Service disconnected and the associated number subject to termination

      The following is a summary of TELKOM’s overdue payment policy for WARTEL and Warung TELKOM, kiosk telephone operators which use TELKOM’s networks, effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty

I	1-20 days	5% of the total outstanding receivables	Total isolation
II	21-50 days	10% of the overdue bill	Service disconnected
III	More than 50 days	15% of the overdue bill	Service disconnected and the associated number subject to termination
      TELKOM currently provides billing services for Indosat in connection with their IDD services, for which it charges a flat fee for each bill.

Management of Customer Receivables
     TELKOM
      TELKOM does not collect deposits from its subscribers. TELKOM has historically been the primary provider of fixed line telecommunication services in Indonesia and, as of December 31, 2006, TELKOM had approximately 12.9 million subscriber lines comprising 8.7 million subscriber lines on its fixed wireline network and 4.2 million subscriber lines on its fixed wireless network. A delinquent subscriber, except for Government, police and military customers, is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately 3 months of delinquency. Since the monthly bill for an average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to re-subscribe, there is little incentive for the customer not to pay his outstanding bill. In addition, TELKOM screens potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, TELKOM believes that the collectibility of its receivables is reasonably assured.
      In the case of private retail customers, TELKOM generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of non-retail customers over a specified amount, TELKOM review the outstanding debt individually for collectibility, except for Government subscribers. For Government, police and military customers, TELKOM generally provides for 25% of the outstanding debt where the amount has been outstanding between 7 and 12 months, 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months. TELKOM does not charge any late fees or interest on its overdue accounts for Government subscribers.

Telkomsel
      Telkomsel bills its KartuHALO postpaid subscribers on a monthly basis, in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Postpaid subscribers can choose among four options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; (c) waiver of the monthly subscription charge; or (d) nationwide flat-rate tariffs.
      Telkomsel offers its KartuHALO postpaid subscribers a variety of payment options, including payment by cash, cheque, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centers, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).
      Telkomsel issues bills to its non-corporate customers on one of five billing cycles. It issues bills to each customer on the customer’s respective billing cycle each month and payment of the bill is due by the 20th day after the end of the usage period. Corporate customers can also choose any of five billing cycle that they would like their bill due and Telkomsel issues the bill approximately 15 days prior to that date. If payment is not received by the due date of the bill, the subscriber is provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.
Insurance
      As of December 31, 2006, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp.27,794,300 million and US$3.84 billion, which was covered by Sum Insured Basis with maximum loss claim of Rp.2,064,903 million and covered by First Loss Basis of US$250 million and Rp.824,000 million including business recovery of Rp.324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the TELKOM-1 and TELKOM-2 satellite were insured separately for US$45.2 million and US$57.9 million respectively. Management believes that the insurance coverage is adequate.
      TELKOM’s subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves. Telkomsel has an electronic equipment and industrial all-risk insurance policy underwritten by a consortium led by PT Asuransi Ramayana Tbk. The policy provides cover for Telkomsel’s network equipment, facilities, infrastructure and buildings although it excludes losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel has general insurance for motor vehicle liabilities and comprehensive general liabilities. As of December 31, 2006, property, plant and equipment were insured under policies covering property damage and business interruption, limited to an aggregate coverage amount of US$3.83 billion for property damage, Rp. 8.41 billion for vehicle damage and Rp.324.00 billion for business interruption. Management believes that this coverage is adequate to cover potential losses. See Item 3. “Key Information — D. Risk Factors — Risks relating to Indonesia — Indonesia is vulnerable to natural disasters and other events beyond TELKOM’s control, which could severely disrupt the normal operation of TELKOM’s business and adversely affect TELKOM’s operating results.
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
      The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoCI. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in new regulations, which came into effect on September 8, 2000, are intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. At that time, the deregulation of the telecommunications sector was closely linked to the national economic recovery program supported by the IMF.

      Fixed line and cellular penetration are low in Indonesia by international standards. As of December 31, 2006, Indonesia had an estimated fixed line penetration (including fixed wireless subscribers) of 6.2% and an estimated cellular penetration of 27.0%, according to an internal study.
      TELKOM believes that there are a number of significant trends in the telecommunications industry in Indonesia which include:

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
      At that time, the overall program of telecommunications sector deregulation was closely linked to the national economic recovery program supported by the IMF. The national plan was documented in the Memorandum of Economic and Financial Policies (the “MEFP”), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP was to stabilize the economy and regain trust through a comprehensive plan based on:

•	Deregulation;

•	Promoting competition;

•	Liberalization;

•	Restructuring;

•	Improving market access; and

•	Introducing market-oriented regulations.
      The Government’s telecommunications reform policy was formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications”, as contained in the MoC’s Decree No. KM 72 of 1999 dated July 20, 1999 (the “Blueprint”). The policies stated in the Blueprint are intended to:

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
      On September 15, 2003, the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15 dated September 15, 2003. The Government intends to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas. Further, on March 30, 2004, the MoC issued Announcement No.PM. 2/2004 regarding the Implementation of the Telecommunications Sector Restructuring, which stated, among other matters, that the Government will require operators to install a minimum of 1.4 million lines in 2004 and 10.7 million lines by 2008.

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
      The role of the Government is to become that of an impartial policy maker and supervisor of the telecommunications sector. As stipulated in the Telecommunications Law and in order to ensure transparency in the regulatory process, an independent regulatory body was established on July 11, 2003 to regulate, monitor and control the telecommunication industry. The ITRB is comprised of officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Post and Telecommunication Services. Members of the Committee of Telecommunication Regulations were appointed on December 19, 2003.
      MoC Decree No. 67/2003 stipulates the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and the ITRB. As part of its regulatory function, the ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance with the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized and required to report to the MoCI regarding (i) the facilitation of any dispute resolution among network and service operators, and (ii) the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.

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

Modern License
      Pursuant to the Telecommunications Law the existing licenses for telecommunication services were replaced with the so-called “Modern Licenses”, which TELKOM received in May 2004. In addition to granting the license holder the right to provide telecommunication services, the Modern License also imposes certain mandatory obligations on the license holder. These obligations include, among others, construction obligations, service obligations, network performance obligations and contributing 0.75% of their gross revenues for Universal Service Obligations (“USO”). The license holder is required to fulfill the mandatory obligations set forth in its Modern License and the failure to comply with such obligations may result in the revocation of its Modern License. TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service provider, data communication, network access provider and VoIP.

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
      On August 1, 2001, the Government through the DGPT, announced the early termination of TELKOM’s and Indosat’s exclusivity rights for local and domestic-long distance telecommunications services (in the case of TELKOM) and IDD (in the case of Indosat). The announcement stated that it is the Government’s intention that Indosat would receive a license to provide local telephone services and a license to provide domestic long-distance and that TELKOM would receive a license to provide IDD services at the end of 2003. The Government appointed an appraiser to resolve the differences of opinion regarding the amounts of compensation to be provided to TELKOM and Indosat for the early terminations of their exclusivity rights. On March 30, 2004, the MoC announced that the Government shall pay to TELKOM Rp.478 billion (net of taxes) as compensation. The Parliament approved the Rp.478 billion compensation amount, the payment of which will be made over a 5-year period. See Item 3. “Key Information — D. Risk Factors — Risks Relating to TELKOM and its Subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
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

Interconnection
      Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. On February 8, 2006, the MoCI issued Regulation No. 8/ Per/ M.KOMINFO/02/2006, which mandates a cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a cost-based formula. Pursuant to Decree No. 8/ Per/ M.KOMINFO/02/2006, each telecommunication network operator is required to prepare and submit to the ITRB a RIO, which must prescribe the type of interconnection services offered by the network operators and the tariffs charged for each of the offered services. Such calculated interconnection charges must be presented in a RIO and reported to the ITRB. TELKOM submitted its RIO in April 2006. In August 2006, ITRB completed its review of the RIOs submitted by large network operators, including TELKOM. Due to significant modifications by the ITRB on TELKOM’s RIO, TELKOM proposed certain amendments to it. Following correspondence between TELKOM and the ITRB, the ITRB decided that the final TELKOM RIO is as had been determined by DJPT No. 279/ DIRJEN/2006 issued on August 4, 2006. The interconnection tariff scheme took effect on January 1, 2007. Pursuant to a transition clause in MoCI Regulation No. 8/ Per/ M.KOMINFO/02/2006, the existing interconnection agreements remain valid as long as the parties to the agreements mutually agree and to the extent that the existing agreements do not conflict with Regulation No. 8/ Per/ M.KOMINFO/02/2006. On December 28, 2006, TELKOM and all existing network operators signed amendments to their respective interconnection agreements for the implementation of the cost-based tariffs obligated under Regulation No. 8/ Per/ M.KOMINFO/02/2006. These amendments took effect on January 1, 2007. See Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

DLD and IDD Services
      Historically, DLD and IDD services could only be offered by TELKOM and Indosat, respectively. See “— Exclusivity” above. After the Government terminated the exclusivity rights of TELKOM and Indosat, it stated its intention to allow TELKOM to offer IDD services and Indosat to offer DLD services, as well as allowing greater competition in the market for DLD and IDD services. On March 11, 2004, the MoC issued Decree No. KM 28/2004, Decree No. KM 29/2004 and Decree No. KM 30/2004, which implemented the new policies regarding IDD and DLD services. Under these Decrees:

•	DLD and IDD network operators may offer DLD and IDD services as part of their basic telephony services;

•	Each DLD and IDD operator must use a distinct 3-digit access code for its DLD and IDD services;

•	Customers may freely select their DLD and IDD providers; and

•	DLD and IDD fixed telecommunication network operators (currently only TELKOM and Indosat) may now provide DLD and IDD basic telephony services.
      Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not implemented within the given deadline, and does not expect to implement in the near future, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access codes, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access codes within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five year period to implement the three digit DLD access codes. On April 1, 2005, the MoCI announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area codes within five years. TELKOM has also been assigned “017” as its DLD access code. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default codes for each operator’s customer to access the DLD service selected by the respective operator. On March 31, 2005, TELKOM and Indosat entered into an amended interconnection agreement, extending the coverage of their local fixed line network from Jakarta, Surabaya and Malang to cover Medan, Batam, Bandung, Bogor, Balikpapan, Yogyakarta and their surrounding areas. This amendment also allows automatic renewal of local coverage without entering into further amendments, except when there is a change in the business scheme, such as a change in the tariff scheme or a change in the settlement method from call-by-call basis to wholesale basis. On September 23, 2005, TELKOM and Indosat entered into an interconnection agreement related to interconnection between (i) TELKOM’s local fixed line network and Indosat’s long-distance fixed line network; (ii) Indosat’s local fixed line network and TELKOM’s long-distance fixed line network; (iii) TELKOM’s and Indosat’s long-distance fixed line networks; (iv) TELKOM’s domestic fixed line network and Indosat’s international fixed line network; and (v) Indosat’s local fixed line network and TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. Six cities, which include Medan, Batam, Jakarta, Surabaya, Balikpapan and Denpasar, are covered under this interconnection agreement.
      TELKOM has been granted the authority to use “007” as its IDD access code. On December 1, 2005, TELKOM and Indosat entered into another interconnection agreement enabling each party’s customers to make domestic calls between Indosat’s mobile network and TELKOM’s fixed line network and allowing

Indosat’s mobile customers to access TELKOM’s IDD service by dialing “007”. This agreement overrides all existing interconnection agreements on mobile and fixed line network between TELKOM and Indosat.
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

Indonesian Telecommunications Regulatory Body
      On July 11, 2003, the ITRB was established as the implementing agency of the Telecommunications Law. Under MoC Decree No. KM 31/2003, as amended by MoC Decree No. 25/2005, the ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB is composed of officials from the DGPT and the Committee of Telecommunication Regulations. Combined with further privatization of TELKOM and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.
      In 2003, the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“SKTT”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the SKTT, the ITRB will obtain accurate data about the profile of interconnection traffic among operators so as to ensure transparency in the charging of interconnection fees. The actual operation of the SKTT will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. As of the date of this Annual Report, the SKTT has not commenced operations.

Consumer Protection
      Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

Universal Service Obligations
      Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation, which requires such network operators and telecommunication service providers to make contribution towards providing universal telecommunication facilities and infrastructure or other forms of compensation. On September 3, 2003, the DGPT issued a letter stating that telecommunications operators in Indonesia will be required to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On March 11, 2004, the MoC issued Decree No. 34/2004, which stated that USO facilities must meet the following minimum requirements: (a) the facilities should meet the standards of basic telephony services, including facsimile and dial-up Internet services; (b) the facilities should provide basic public telephony services, with domestic long-distance, international and mobile access; (c) the facilities should provide telecommunication services that are capable to transmit and receive data; (d) the facilities should be accessible for emergency services; and (e) the facilities should utilize equipment that has been certified by the DGPT. Tariffs for services provided under the USO program are based on the applicable PSTN tariffs. On March 30, 2004, the MoC issued Announcement No. PM. 2/2004, which sets forth the basic policies underlying the USO program and required telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On September 30, 2005, the MoCI issued Regulation No. 15/2005 which provides that the USO contribution in the amount of 0.75% of the gross revenues is to be made payable per quarter, per semester or annually, at the latest on March 31 of the following year, to the State Treasury through a certain determined account. As of the date of this Annual Report, TELKOM paid the total USO amount payable of Rp.307.7 billion for the fiscal year 2005 and Rp.383.8 billion for the fiscal year 2006.

Implementing Regulations
      To date, the Government has issued several implementing regulations relating to the Telecommunications Law, including Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including No. KM 20/2001 (“Operation of Telecommunications Networks”), No. KM 21/2001 (“Operation of Telecommunications Services”), No. KM 12/2002 (“Completing MPPT Decree No. KM. 79/ PR-301/ MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services”), No. KM 40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), No. KM 23/2002 (“Internet Telephony Service for Public”), No. KM 31/2003 (“Indonesian Telecommunication Regulatory Body”), No. KM 28/2004 (“Amendments to the Decree of the Minister of Communication No. KM. 4/2001 of Fundamental Technical Plan National 2000), No. KM 29/2004 (“Amendments to the Decree of the Minister of Communication No. 20 of 2001 on the Provision of Telecommunication Network”), No. KM 30/2004 (“Amendments to the Decree of the Minister of Communication No. 21 of 2001 on the provision of Telecommunication Services”), No. KM 31/2004 (“Amendment to the Decree of the Minister of Communication No. 23/2002 on the Provisions of Internet Telephony Services for Public Needs”), No. KM 32/2004 (“Interconnection Charges for Telecommunication”), No. KM 33/2004 (“Supervision of Fair Competition in the Provision of Fixed Network and Basic Telephony Services”), No. KM 34/2004 (“Universal Service Obligation”), No. KM 35/2004 (“Provision of Wireless Local Fixed Network with Limited Mobility”), MoCI Regulation No. 6/2005 (“Second Amendments to the Decree of the Minister of Communication No. KM 4/2001 of Fundamental Technical Plan National 2000”), MoCI Regulation No. 7/2005 (“Second Amendments to the Decree of the Minister of Communication No. KM 23/2002 on Internet Telephony Service for Public”), MoCI Regulation No. 13/2005 (“Operation of Telecommunications using Satellite”), MoCI Regulation No. 15/2005 (“Implementing Guidance on Tariff for Non-Tax State Income from USO Contribution”), MoCI Regulation No. 23/2005 (“Prepaid Card Registration”), MoCI Regulation No. 24/2005 (“Provision of Value Added Features”), MoCI Regulation No. 01/2006 (“Operation of Radio Frequency Band 2.1 GHz for Cellular Network), MoCI Regulation No. 8/ Per/ M.KOMINFO/02/2006 (“Interconnection”) and MoCI Decree No. 181/2006 (“Frequency Migration”). The MoCI and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including decrees relating to special telecommunications operations and implementation of the cost-based interconnection system.

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

Competition

Fixed Wireline and Fixed Wireless
      Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2005, Indosat is able to provide nationwide DLD services through its CDMA-based fixed wireless network, its own fixed line network and its interconnection arrangements with TELKOM. Based on the interconnection agreement between TELKOM and Indosat dated September 23, 2005, TELKOM has agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Jakarta, Surabaya, Batam, Medan, Balikpapan and Denpasar. To date, Indosat has expanded the coverage of its local fixed network to major areas in Sumatra, Java, Bali, Kalimantan and Sulawesi. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
      TELKOM’s fixed line services also faces direct and indirect competition from other fixed wireline and fixed wireless service providers, such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom, mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail. TELKOM expects that the increasing uses of these services may adversely affect future demand for its fixed line services.

Cellular
      As of the date of this Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2006, these nationwide cellular operators (full mobility) collectively had over 90% of the Indonesian cellular market. The number of full-mobility cellular subscribers in Indonesia totaled approximately 47.1 million at the end of 2005 and approximately 63.7 million at the end of 2006, representing an annual growth rate of approximately 34% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 27% at the end of 2006, has remained relatively low compared to many other countries. During recent years, competition among cellular operators has intensified.
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
      As of December 31, 2006, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 35.6 million cellular subscribers and a market share of approximately 56% of the full-mobility cellular market, which represented an increase compared to its approximately 52% market share as of December 31, 2005. Indosat, as a result of its merger with Satelindo, was the second largest provider with approximately 16.7 million cellular subscribers and a market share of approximately 26% as of December 31, 2006. Excelcomindo had approximately 9.5 million subscribers and a market share of approximately 15% as of December 31, 2006. Since 2003, Mobile 8 has also operated a nationwide CDMA mobile cellular service. Mobile 8 had approximately 1.8 million subscribers and a market share of approximately 3% as of December 31, 2006. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.
      The following table sets forth summary information as of December 31, 2006 on each of the three leading nationwide licensed GSM mobile cellular operators:
Nationwide Licensed GSM Mobile Cellular Operators in Indonesia

Operator

	Telkomsel	Indosat	Excelcomindo

Launch date	May 1995	November 1994(2)	October 1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	25 MHz
3G Licensed frequency bandwidth (2 GHz)	5 MHz	5 MHz	5 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2006)(1)	56%	26%	15%
Subscribers (as of December 31, 2006)(1)	35.6 million	16.7 million	9.5 million

(1)	Estimated, based on statistics compiled by TELKOM.

(2)	In November 2003, Indosat and Satelindo merged, and Indosat has taken over Satelindo’s cellular operations.

IDD
      On August 1, 2001, the Government through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that TELKOM would receive a commercial license to provide IDD services by the end of 2003. Although TELKOM only received its commercial license on May 13, 2004, it had already made necessary preparations to provide IDD services even prior to the receipt of such license and on June 7, 2004 TELKOM began offering IDD fixed line services to customers. TELKOM has upgraded some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (sertifikat ULO) from the DGPT. In order to connect with overseas operators, TELKOM has built two microwave links to connect Batam-Singapore and Batam-Pangerang (Malaysia). In addition, TELKOM, SingTel and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. TELKOM has also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which was completed in December 2004. TELKOM also extended its international cable by purchasing bandwidth capacity to connect with Hong Kong and TELKOM utilizes this capacity to connect to other countries, such as the United States. TELKOM also completed developing the ground segment to connect to the Intelsat Satellite in December 2004. As a new player in IDD, TELKOM cooperates with various global operators to get direct or indirect connection to reach all offshore destinations. All these preparations have allowed TELKOM to begin offering customers IDD fixed line services on June 7, 2004.

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
      Third-Generation Mobile Telecommunications System (3G). In February 2006, the Indonesian Government conducted the tender for three radio frequency spectrum licenses of 2.1 GHz, each having a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate nation-wide 3G cellular telecommunication network in Indonesia. The winning bidders would become the operators of 3G cellular telecommunication networks along with two existing license holders (HCPT and PT Lippo Telekom (Natrindo Telepon Selular)) that had received the 3G licences through a competitive bid in 2003. On February 14, 2006, under MoCI Regulation No. 19/2006, the 3G licenses were awarded to Telkomsel, Indosat and Excelcomindo. As winning bidders, Telkomsel, Indosat and Excelcomindo are subject to an upfront fee of up to 200% of the bidding price, payable within 30 business days of the award. Telkomsel, Indosat and Excelcomindo are also subject to a radio frequency spectrum usage fee based on certain formula in accordance with Decision Letter No. 07/ PER/ M.KOMINFO/2/2006 of the Minister of Communication and Information Technology. See Note 51c (ii) to the consolidated financial statements.
      IDD. TELKOM received, as part of its Modern License, its commercial license to provide IDD services on May 13, 2004 pursuant to the terms of MoC Decree No. KP 162/2004.
      VoIP and ISP. TELKOM holds a Modern License to provide VoIP and ISP services, pursuant to DGPT Decree No. SK01/ DIRJEN/2004, which also permits TELKOM to provide data communications services.
      Network access provider. TELKOM holds a license to provide Internet interconnection services beginning on July 31, 2006, pursuant to DGPT Decree No. 275/ DIRJEN/2006.

Tariffs and Interconnection Charges
      The Government divides tariffs into two categories:

•	Tariffs for the provision of telecommunications services; and

•	Tariffs for the provision of telecommunications networks.

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

Fixed Wireline Tariffs
      Fixed wireline tariffs consist of monthly subscription and usage charges. The Government establishes fixed wireline tariffs by reference to a price cap formula that calculates the maximum average percentage increase in fixed wireline tariffs for a particular year. The maximum increase typically equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, management efficiency, changes in the Rupiah-US Dollar exchange rate, the interests of affected telecommunications operators and the purchasing power of customers.
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
      The current tariffs chargeable by TELKOM, which became effective on April 1, 2004, are as follows:
Tariff Rate Schedule (effective April 1, 2004):
Installation and Monthly Charges:

Access charges	Business	Residential	Social

	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 – 450,000	75,000 – 295,000	50,000 – 205,000
Monthly Subscription	38,400 – 57,600	20,600 – 32,600	12,500 – 18,500
Usage Charges:

	Price per Pulse	Pulse Duration

	(Rp.)
Local
Up to 20 km	250	3 minutes (off peak) and 2 minutes (peak)
Over 20 km	250	2 minutes (off peak) and 1.5 minutes (peak)
Domestic Long-Distance

Rounding Time
Block
	Price Per Minute	Duration

(Rp.)
0-20 km	83 – 122	1 minute
20-30 km	122 – 163	1 minute
30-200 km	325 – 1,290	6 seconds
200-500 km	460 – 1,815	6 seconds
Over 500 km	570 – 2,270	6 seconds
      The Government did not carry out its plan to further increase fixed wireline tariffs to reach the 45.49% average increase announced in January 2002 by January 2005. In an announcement by the MoCI on April 1, 2005 regarding access codes, the MoCI indicated that there would be another rebalancing of tariffs in the future. On February 8, 2006, the Government issued Decree No. 09/ Per/ M.KOMINFO/02/2006 on the Procedure on Determination of Current Tariff and Adjusted Tariff of Fixed Network Basic Telephony, which established new formulas for calculating subsequent tariff increases.

CDMA Fixed Wireless Tariffs
      Tariffs charged to CDMA fixed wireless subscribers are reported as fixed line revenues. TELKOM offers both postpaid and prepaid fixed wireless services.

      Postpaid. Postpaid subscribers pay a one-time activation charge of Rp.25,000 and a monthly charge of Rp.30,000. Usage charges for postpaid subscribers beginning April 1, 2004 are as follows:
Usage Charges:

	Price Per Pulse	Pulse Duration

	(Rp.)
Local	250	2 minutes (off peak) and 1.5 minutes (peak)
Domestic Long-Distance

Rounding Time
Block
	Price Per Minute	Duration

(Rp.)
0-200 km	325 – 1,290	6 seconds
200-500 km	460 – 1,815	6 seconds
Over 500 km	570 – 2,270	6 seconds
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
      Prepaid. Usage charges for prepaid subscribers, effective February 10, 2004, including VAT of 10%, are summarized as follows:
Usage Charges:

Rounding Time
Block
	Price Per Minute	Duration

(Rp.)
Flexi to Flexi/ Fixed Wireline:
Local	260	30 seconds
Domestic Long-Distance
0-200 km	700 – 1,100	30 seconds
Over 200 km	1,600 – 2,500	30 seconds
Flexi to mobile cellular:
Local	650 – 810	30 seconds
Domestic Long-Distance
0-200 km	1,100 – 1,540	30 seconds
Over 200 km	2,250 – 3,150	30 seconds
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

IDD Tariffs
      TELKOM commenced offering IDD fixed line services on June 7, 2004. Tariffs for IDD calls are set by service providers, subject to specified maximum limits established by the Government. As of the date of this Annual Report, TELKOM’s IDD tariffs are as follows:

Rounding Time
Block
Region	Price Per Minute	Duration

(Rp.)
Africa	5,090 – 6,440	6 seconds
Americas and Caribbean	5,090 – 7,470	6 seconds
Asia and Oceania	4,410 – 9,630	6 seconds
Europe	5,090 – 9,630	6 seconds
Middle East	5,090 – 8,460	6 seconds

Cellular Tariffs
      The Indonesian cellular telecommunications market generally operates on a “calling party pays” system, which requires that the originators of telephone calls pay for calls. Cellular operators in Indonesia set their own tariffs, subject to the specified maximum limits established by the Government. On February 8, 2006, the MoCI issued Decree No. 8/ Per/ M.KOMINFO/02/2006, which mandates the new cost-based interconnection tariff scheme for all telecommunications network and services operators. This scheme became effective on January 1, 2007. See Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business” and “— Regulations — Interconnection” above.
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

      Telkomsel charges new postpaid subscribers a maximum one-time connection fee of Rp.200,000 for service activation, although discounts may be granted. After initial connection, Telkomsel charges a monthly subscription fee ranging from Rp.nil (provided minimum monthly usage reaches Rp.25,000) to Rp.65,000 per month (depending on the chosen tariff plan). Usage charges as of December 31, 2006 are as follows:

Rounding Time
Block
	Price Per Minute	Duration

(Rp.)
Mobile cellular to mobile cellular:
Local	650 – 938	20 seconds
Domestic Long-Distance
DLD1 (neighboring point-of-charging areas)	650 – 2,628	15 seconds
DLD2 (other areas)	650 – 3,083	15 seconds
Mobile cellular to fixed line:
Local	450 – 531	20 seconds
Domestic Long-Distance
30-200 km	650 – 1,696	15 seconds
200-500 km	785 – 2,221	15 seconds
Over 500 km	895 – 2,676	15 seconds
International Long-Distance:
Group I	3,675 – 5,880	15 seconds
Group II	4,237 – 6,780	15 seconds
Group III	4,687 – 7,500	15 seconds
Group IV	5,362 – 8,580	15 seconds
Group V	6,225 – 9,960	15 seconds
Group VI	7,050 – 11,280	15 seconds
Group VII	8,025 – 12,840	15 seconds

      Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. As of December 31, 2006, Telkomsel charged its prepaid customers (SimPATI/ Kartu As) usage charges as follows:

			Rounding Time
	Price Per Minute		Block Duration

	(Rp.)
	SimPATI	Kartu As	SimPATI	Kartu As
Calls within Telkomsel:
Local	300 – 1,500	1,200	30 seconds	per second
Domestic Long-Distance
Zone 1	300 – 4,000	1,200	30 seconds	per second
Zone 2	300 – 4,500	1,200	30 seconds	per second
Calls to other cellular:
Local	1,300 – 1,600	2,400	30 seconds	per second
Domestic Long-Distance
Zone 1	3,500 – 4,000	2,400	30 seconds	per second
Zone 2	4,000 – 4,500	2,400	30 seconds	per second
Calls to fixed line/fixed wireless:
Local	750 – 950	1,800	30 seconds	per second
Domestic Long-Distance
30-200 km	2,000 – 2,300	1,800	30 seconds	per second
200-500 km	3,200 – 3,720	1,800	30 seconds	per second
Over 500 km	3,600 – 4,150	1,800	30 seconds	per second
International Long-Distance:
Group I-III	7,500 – 8,000	8,000	15 seconds	60 seconds
Group IV-VII	11,000 – 12,000	12,000	15 seconds	60 seconds

Leased Line Tariffs
      The Government determines the maximum tariffs for leased lines. The Government reduced leased line tariffs substantially in 1997 and 1998. On January 1, 1997, the Government decreased tariffs for leased lines by an average of 52%. Leased line tariffs for other telecommunications operators and Government bodies were further reduced by up to 30% effective January 1, 1998. The Government has announced that it intends to move towards a formula-based tariff structure for leased line services; however, it has not announced a proposed framework for such a formula.

      The following table sets forth the maximum leased line tariffs, effective January 1, 1998 and still valid as of the date hereof:

	Maximum Tariff

	(Rp.)
Installation charge
Customer access	600,000 – 700,000	(1)
Other operator access	900,000
Monthly subscription charge
Analog line
Local (or up to 25 km)	60,000 – 250,000	(2)
Inter-local (over 25 km)	779,400 – 3,557,750	(3)
Digital line
Local (or up to 25 km)	190,000 – 172,268,000	(4)
Inter-local (over 25 km)	478,800 – 2,308,628,250	(5)

(1)	Price differs by equipment provided by TELKOM.
(2)	Price differs by user (private, other licensed operator, or government) and equipment provided by TELKOM.
(3)	Price differs by user (private, other licensed operator, or government) and distance.
(4)	Price differs by user (private, other licensed operator, or government) and speed.
(5)	Price differs by user (private, other licensed operator, or government), speed and distance.

VoIP Tariffs
      Charges for VoIP services may be freely determined by VoIP operators, based on cost. TELKOM has launched its VoIP services, which as of the date of this Annual Report consist of TELKOM Global-01017 and its lower-cost alternative, TELKOMSave. TELKOM believes that the tariff for TELKOM Global-01017 service and the TELKOMSave service are approximately 40% and 60%, respectively, of the tariffs charged by Indosat and TELKOM for IDD calls.

Kiosk phone Tariffs
      Charges for kiosk phones may be freely determined by operators. Kiosk phones are public phones that are operated by third-parties. TELKOM gains 70% of the basic tariff charged by operators to its customers on calls placed from kiosk phones.

Satellite Tariffs
      TELKOM generally charges an annual tariff of between US$1.05 million to US$1.20 million per transponder, although in some instances TELKOM may offer discounted tariffs for long-term commitments or loyal customers.

Broadband Access
      The following table sets forth the tariffs for TELKOM’s broadband access services as of December 31, 2006:

			Monthly Usage	Excess Usage
Speedy Services	Activation Fee	Monthly Fee	Allowance	Charge

	(Rp.)	(Rp.)		(Rp.)
Speedy for Personal	150,000	300,000	750MB	700/MB
Speedy for Professional	150,000	700,000	2.0GB	700/MB
Speedy for Office	150,000	2,000,000	Unlimited	—
Speedy for Warnet	150,000	3,000,000	Unlimited	—

      Since April 1, 2007, the tariff for TELKOM’s broadband access services has changed as follows:

			Monthly Usage	Excess Usage
Speedy Services	Activation Fee	Monthly Fee	Allowance	Charge

	(Rp.)	(Rp.)		(Rp.)
Speedy for Personal	75,000	200,000	1.0GB	500/MB
Speedy for Professional	75,000	400,000	3.0GB	500/MB
Speedy for Office	75,000	750,000	Unlimited	—
Speedy for Warnet	75,000	1,750,000	Unlimited	—
Speedy Time Based	75,000	200,000	50 hours	25/minutes

Tariffs for Other Services
      The amount of the tariffs for telephony and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services, while there is no stipulation for the tariff of other services.

Tariffs for the Provision of Telecommunications Networks

Tariffs for Interconnection and Access
      As of December 31, 2006, the Government establishes the percentage of tariffs and amount of interconnection charges to be received by each operator in respect of calls that transit multiple networks. Interconnection costs paid for interconnection with TELKOM’s fixed line network vary, depending on the type of interconnected operator (e.g., IDD, cellular, fixed wireline, fixed wireless or satellite networks), and are determined in accordance with MoC Decree No. 46/1998 (between IDD networks, between domestic fixed networks, domestic fixed and IDD networks, between cellular networks, cellular and domestic fixed networks, cellular and IDD networks), as amended by MoC Decree No. 37/1999 (domestic fixed and IDD networks) and MoC Decree No. KU506/1997 (between local fixed and domestic networks). For interconnection with satellite operators, interconnection costs are based on MoC Decree No. 30/2000. Interconnection costs for local fixed and domestic networks are based on Decree No. KU506/1997. Interconnection costs paid by interconnecting operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with above mentioned Decrees.
      According to MoCI Regulation No. 8/ Per/ M.KOMINFO/02/2006, each operator shall prescribe its tariff on its RIO, and each dominant operator’s RIO shall be approved by the ITRB. On April 12, 2006, DJPT issued Decree No. 141/2006 regarding Determination of Dominant Operators, in which TELKOM, Indosat and Telkomsel were declared as dominant operators for RIO purposes. The tariffs for interconnection with TELKOM’s network are presented in TELKOM’s RIO, as determined by DJPT No. 279/ DIRJEN/2006 on August 4, 2006, and vary depending on the type of interconnected operator (local fixed network, cellular network, international, satellite mobile network and international network). On December 28, 2006, TELKOM and all other network operators signed amendments to their respective existing interconnection agreements for the implementation of the cost-based tariffs obligated under the MoCI Regulation No. 8/ Per/ M.KOMINFO/02/2006. These amendments became effective on January 1, 2007. For more information about the scheme, see “— Regulations — Interconnection” above.
      On February 8, 2006, the MoCI issued Decree No. 8/ Per/ M.KOMINFO/02/2006, which mandates the new cost-based interconnection tariff scheme for all telecommunications network and services operators. This scheme became effective on January 1, 2007. See Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business” and “— Regulations — Interconnection” above.

Interconnection with Fixed line Network
      The Government’s National Fundamental Technical Plan set forth in Decree 4 of 2001, as amended by Decree 28 of 2004 and MoCI Regulation No. 6/2005, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed line network. As of the date of this Annual Report, the fees for interconnection within TELKOM’s fixed line network are mainly referred to in Decree No. 506/1997, Decree No. 46/1998, Decree No. 37/1999, Decree No. 30/2000 and Law No. 36/1999. Certain interconnection fees are determined based on negotiations between interconnecting parties. On December 28, 2006, TELKOM and all other network operators signed amendments to their respective existing interconnection agreements for the implementation of the cost-based tariffs obligated under Regulation No. 8/ Per/ M.KOMINFO/02/2006. The amendments took effect on January 1, 2007.
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
      The Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for DLD calls which originate on TELKOM’s fixed line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits through TELKOM’s fixed line network and terminates on another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network and terminates on TELKOM’s fixed line network.

International Interconnection
      Interconnection on TELKOM’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff in 2006 for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on TELKOM’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff

Access Charge	Rp.850/successful call
Usage Charge	Rp.550/paid minute
      A new interconnection tariff scheme became effective on January 1, 2007. For further information on the interconnection scheme, see “— Regulations — Interconnection” above.
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

Trademarks, Copyrights and Patents
      TELKOM has a number of registered intellectual property rights consisting of trademarks, copyrights and patents. TELKOM has registered with the Directorate General of Intellectual Property Rights of the Ministry of Justice and Human Rights of the Republic of Indonesia (i) trademarks for its corporate name, logo and certain services including the names of TELKOM’s products; (ii) copyrights of books and artworks; and (iii) a patent for SMS grouping services. In addition, TELKOM is in the process of applying for copyrights of certain books. These intellectual property rights are important to TELKOM’s business.

C.	Business and Organizational Structure
Information on Subsidiaries and Associated Companies

Subsidiaries
      As of December 31, 2006, TELKOM had interests in nine consolidated direct subsidiaries and five unconsolidated direct associated companies. The business activities of the consolidated subsidiaries (as further described below) are described as part of TELKOM’s business in this Annual Report, as well as in Note 1c to the consolidated financial statements. For a description of the activities of TELKOM’s unconsolidated associated companies, see “Unconsolidated Associated Companies” below and Note 11 to the consolidated financial statements.
      The following table sets forth TELKOM’s direct ownership interest in companies as of December 31, 2006. TELKOM’s ownership interests in associated companies may be increased or diluted as a result of TELKOM’s planned restructuring of its legal ownership interests in these companies to focus on fixed phone, mobile phone and multimedia businesses. In January 2006, TELKOM’s subsidiary, PT Multimedia Nusantara (“Metra”) together with PT Mekar Prana Indah (owned by Dana Pensiun Bank Indonesia or Bank Indonesia’s Pension Fund) and Yayasan Kesejahteraan Karyawan Bank Indonesia) established a company called PT Finnet Indonesia. The new company will provide nationwide financial network services transmitting banking data and e-payments throughout Indonesia.

	Legal
	Ownership (%)
	As of
	December 31,
Company	2006	Notes	Business Operations

CONSOLIDATED
A. Direct subsidiaries
Fixed Phone:
PT AriaWest International (“AriaWest”)	100	(1)	Telecommunications
PT Dayamitra Telekomunikasi (“Dayamitra”)	100	(2)	Telecommunications
PT Pramindo Ikat Nusantara (“Pramindo”)	100	(3)	Telecommunications construction & services
Cellular:
PT Telekomunikasi Selular (“Telkomsel”)	65	(4)	Telecommunications (GSM cellular phone services)
Application, Content, Datacom:
PT Multimedia Nusantara (“Metra”)	100	(5)	Multimedia
PT Infomedia Nusantara (“Infomedia”)	51	(6)	Data and information service
PT Indonusa Telemedia (“Indonusa”)	96	(7)	Pay TV
PT Napsindo Primatel Internasional (“Napsindo”)	60	(8)	Telecommunications
Property & Construction:
PT Graha Sarana Duta (“GSD”)	99.9	(9)	Real estate, construction and services
B. Indirect subsidiaries
Telekomunikasi Selular Finance Limited (“TSFL”)	100	(10)	Finance
Telkomsel Finance B.V.(“TFBV”)	100	(11)	Finance
Aria West International Finance B.V. (“AWI BV”)	100	(12)	Finance
PT Balebat Dedikasi Prima (“Balebat”)	65	(13)	Printing
PT Finnet Indonesia (“Finnet”)	60	(14)	Banking data and communication

	Legal
	Ownership (%)
	As of
	December 31,
Company	2006	Notes	Business Operations

UNCONSOLIDATED
A. Direct associated companies
Where TELKOM owns between 20% to 50%:
PT Patra Telekomunikasi Indonesia (“Patrakom”)	40	(15)	VSAT services
PT Citra Sari Makmur (“CSM”)	25	(16)	VSAT and other telecommunication services
PT Pasifik Satelit Nusantara (“PSN”)	22.38	(17)	Satellite transponder and communications
Where TELKOM owns less than 20%:
PT Batam Bintan Telekomunikasi (“BBT”)	5	(18)	Fixed-phone (in Batam and Bintan islands)
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	3.18	(19)	Telco network and equipment maintenance
B. Indirect associated companies
Bridge Mobile Pte. Ltd. (“BMP”)	12.5	(20)	Mobile services (in the Asia Pacific)

(1)	TELKOM fully controlled AriaWest from July 31, 2003, after acquiring 100% of AriaWest from PT.Aria Infotek (52.50%), MediaOne International I B.V. (35%) and The Asian Infrastructure Fund (12.50%). Pursuant to the Sale and Purchase Agreement dated September 12, 2005, one share in AriaWest was transferred to Mr. John Welly in order to comply with the legal requirement that Indonesian limited liability companies should be owned by more than one shareholder. On March 6, 2007, the name of PT Aria West International was changed to PT Telekomunikasi Indonesia International (See note 54b to the consolidated financial statements).

(2)	TELKOM controlled 100% of the shares of Dayamitra from December 14, 2004, following the acquisition of 9.68% shares of Dayamitra from TM Communications (HK) Ltd., which increased TELKOM’s ownership in Dayamitra from 90.32% to 100%. One TELKOM’s share in Dayamitra was transferred to Mr. Robby Rubama Sadeli in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.

(3)	TELKOM and the shareholders of Pramindo signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares on April 19, 2002, pursuant to which TELKOM received 30% of the shares of Pramindo in August 2002 and additional 15% in September 2003 while the remaining 55% was to be transferred to TELKOM on December 15, 2004. Although TELKOM only had 30% of the shares of Pramindo, TELKOM acquired control of Pramindo on August 15, 2002 and accordingly, TELKOM consolidated 100% of Pramindo from August 15, 2002. TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million on January 29, 2004 to finance the accelerated purchase of the remaining 55%. On March 15, 2004, TELKOM used the loan proceeds to repurchase the promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004. Following this transaction, TELKOM owned 100% of Pramindo. One of TELKOM’s shares in Pramindo was transferred to Mr. Adek Julianwar in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.

(4)	Telkomsel was established in 1995 by TELKOM (5 1%) and PT Indosat Tbk (49%). Following various transactions and changes in ownership, Telkomsel is currently owned by TELKOM (65%) and Singapore Telecom Mobile Pte. Ltd. (35%).

(5)	TELKOM increased its ownership in Metra on April 8, 2003 to 100% by acquiring 69% of the shares of Metra from PT Indocitra Grahabawana under a share-swap transaction. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services. Pursuant to a sale and purchase agreement dated September 12, 2005, one share in Metra was transferred by TELKOM to Mr. John Welly in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder. On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp. 26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

(6)	Infomedia was established in 1984 and is currently owned by TELKOM (51%) and PT Elnusa (49%), a subsidiary of PERTAMINA, an Indonesian state-owned oil company. Infomedia provides telephone directory and other information services.

(7)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement pursuant to which TELKOM received an additional 31% of the shares of Indonusa from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased from 57% to 88%. Pursuant to an extraordinary general meeting of the shareholders of Indonusa on October 29, 2003, all of the stockholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88% to 90%. As of December 31, 2005, CPSC did not hold any shares in Indonusa. CPSC is not a major customer of TELKOM. In November 2005, TELKOM increased its ownership in Indonusa from 90% to 96% by acquiring 5.29% of the shares in Indonusa, owned by PT Megacell Media.

(8)	TELKOM increased its ownership in Napsindo from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Mandiri (“InfoAsia”) on January 28, 2003. Napsindo is currently owned by TELKOM (60%) and PT Info Asia Sukses Mandiri (40%). As of January 13, 2006, Napsindo had ceased operations. On April 18, 2007, Napsindo’s NAP license was revoked by the DGPT under Decree No. 109/2007 concerning the Revocation of ISP and NAP Operational Licenses. As disclosed in TELKOM’s consolidated financial statements as of and for the year ended December 31, 2006, Napsindo has ceased its operation since January 13, 2006 and accordingly, no material adverse effect on TELKOM is expected from the revocation of Napsindo’s NAP license.

(9)	TELKOM acquired 100% of GSD on April 6, 2001, from Koperasi Mitra Duta and Dana Pensiun Bank Duta. TELKOM transferred one of such shares to Mr. Martono in order to comply with the legal requirement that Indonesian limited liability companies should be owned by more than one shareholder.

(10)	Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

(11)	TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

(12)	AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

(13)	Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

(14)	Finnet was established in January 2006 by Metra (60%), a wholly-owned subsidiary of TELKOM and PT Mekar Prana Indah, owned by Dana Pensiun Bank Indonesia/ Bank Indonesia Pension Fund and Yayasan Kesejahteraan Bank Indonesia. Finnet provides nationwide financial network services transmitting banking data and e-payments.

(15)	On August 26, 2005, TELKOM purchased a 10% stake in PT Patra Telekomunikasi Indonesia (“Patrakom”) from Indosat. As a result, TELKOM’s ownership in Patrakom increased from 30% to 40%, and the remaining shares are owned by PT Elnusa (40%) and PT Tanjung Mustika (20%).

(16)	CSM was established in 1986 by Mr. Subagio Wirjoatmodjo and Bell Atlantic Indonesia Inc. Currently, CSM is owned by PT Tigatra Media (38.29%), Media Trio (L) Inc. Malaysia (36.71%), and TELKOM (25%).

(17)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. PSN and its creditors have consummated a debt-to-equity conversion, pursuant to which PSN issued 18,180,660 new shares to the creditors. The conversion has the effect of diluting the shareholding percentage of the existing shareholders of PSN, including TELKOM. In 2005, TELKOM’s ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion. In January 2006, TELKOM’s ownership interest in PSN was further diluted to 22.38% as a result of issuance of new shares to a new shareholder.

(18)	BBT was established in 1996 by PT Batamindo Investment Co (95%) and TELKOM (5%). BBT provides fixed line services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island. There are special economic and tourist development zones on those islands.

(19)	Bangtelindo was established in 1993 by TELKOM (15%), PT Indosat (15%), PT Inti (15%) and other shareholders (55%). Bangtelindo is currently owned by Dana Pensiun TELKOM (82%), TELKOM (3.18%) and other shareholders (14.82%).

(20)	BMP was established in 2004 by Telkomsel (14.286%) and six other international mobile operators in the Asia-Pacific region. On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.5% following the issuance of new shares by BMP to a new shareholder, namely, Hong Kong CSL Limited.

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

PT Pasifik Satelit Nusantara (“PSN”)
      PSN was established in July 1991 and as of the date of this Annual Report, PSN is legally owned by Magic Alliance Labuan Limited (42.67%), TELKOM (22.38%), Bank of New York (9.97%), Pulsa Labuan Limited (3.95%), Skaisnetindo Teknotama (3.77%), PT Trinur Cakrawala (3.75%), Hughes Space and Communications International (3.71%), Telesat Canada (3.71%) and others (6.10%). PSN provides satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
      As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. In 2005, TELKOM’s ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion by PSN. In 2006, TELKOM’s ownership interest in PSN was further diluted to 22.38% as a result of issuance of new shares to a new shareholder.
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
      Telkomsel previously held a 14.286% ownership interest. In 2005, Telkomsel’s ownership interest in Bridge Mobile Pte. Ltd. was diluted to 12.5% as a result of the issuance of shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.

PT Mandara Selular Indonesia (“MSI”), previously referred to as PT Mobile Selular Indonesia (“Mobisel”)
      On January 13, 2006, TELKOM sold its entire ownership interest in MSI to a third party, namely, Twinwood Venture Limited. The resulting gain was not significant to TELKOM’s consolidated statement of income.

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
      As of December 31, 2006, TELKOM, excluding its subsidiaries, had land use rights to approximately 2,578 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2004, 2005 and 2006 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Note 56 to the consolidated financial statements for our reconciliation to U.S. GAAP.

A.	Operating Results
Overview
      TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through its majority owned subsidiary Telkomsel. TELKOM’s objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. As of December 31, 2006, TELKOM had approximately 12.9 million fixed lines in service comprising 8.7 million lines on its fixed wireline network and 4.2 million lines on its fixed wireless network and Telkomsel had approximately 35.6 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, data and Internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.
      TELKOM believes that its operating results in 2004 were significantly affected by:

•	the general economic situation in Indonesia, particularly the depreciation of the Rupiah during 2004;

•	an increase in fixed line tariffs by 9%;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the amendment of the KSO agreement with MGTI on January 20, 2004 which resulted in TELKOM obtaining the legal right to control financial and operating decisions of KSO IV, and the subsequent consolidation of KSO IV; and

•	increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless.

      TELKOM believes that its operating results in 2005 were significantly affected by:

•	the increase in fixed lines, particularly in fixed wireless lines;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	increased demand for data and Internet services, particularly in SMS, broadband Internet, and data communication network services using frame relay, SMS and IP VPN;

•	increased operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless;

•	increased depreciation expense, primarily due to Telkomsel’s expansion of its network capacity, increase in TELKOM’s fixed wireless assets and change in TELKOM’s estimate of remaining useful lives for certain cable network facilities (WLL and Approach Link equipment) and certain Jakarta and West Java transmission and installation equipment (BSS equipment); and

•	write-down of assets and loss on procurement commitments due to the Government’s decision to allocate the 1900 MHz frequency spectrum for exclusive use in 3G services commencing at the end of 2007 which resulted in TELKOM no longer being able to use its BSS equipment operating in the 1900 MHz in the Jakarta and West Java areas commencing at the end of 2007.
      TELKOM believes that the factors that have materially affected TELKOM’s operating results, as well as the environment in which it operates, during 2006 were:

•	the increase in fixed lines, particularly in fixed wireless lines;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	increased demand for data and Internet services, particularly in SMS;

•	increased operations and maintenance expenses associated with TELKOM’s aggressive deployment of network infrastructure, mainly due to Telkomsel’s expansion of its network capacity;

•	increased depreciation expenses, primarily due to Telkomsel’s expansion of its network capacity and the increase in TELKOM’s fixed wireless assets; and

•	the amendment of the KSO agreement with PT Bukaka Singtel International (BSI) on October 19, 2006 which resulted in TELKOM obtaining the legal right to control financial and operating decisions of KSO VII, and the subsequent consolidation of KSO VII.
      TELKOM’s operating results, discussed below under “— Results of Operations”, for the three-year period from 2004 through 2006 reflected significant growth in operating revenues, particularly in the fixed wireless, cellular, interconnection, and data and Internet. The growth in operating revenues in the fixed wireless business reflected growth in subscribers’ wireless pulse production. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers. The growth of revenues in data and Internet services primarily reflected the increase in SMS traffic from Telkomsel subscribers and increased usage of TELKOM’s multimedia services. Interconnection revenues have also increased as a result of higher interconnection charges received from mobile cellular operators and from the launch of its international long-distance services under the “TIC-007” brand in June 2004. KSO revenues have declined in the three-year period from 2004 through 2006 due to the acquisitions of KSO IV and VII.
      TELKOM’s operating results for the three-year period from 2004 to 2006 also reflected significant growth in operating expenses. From 2004 to 2005, the growth of operating expenses was primarily driven by write-down of assets, and an increase in depreciation expense, personnel expenses and operations, maintenance and telecommunication services expenses. From 2005 to 2006, the growth of operating expenses was primarily driven by an increase in depreciation expense, personnel expenses and operations, maintenance and telecommunication services expenses.
      In August 2005, the Government decided to set aside the 1900 MHz frequency spectrum for the exclusive use in 3G services and 800 MHz frequency spectrum for the exclusive use in the CDMA-based technology network commencing at the end of 2007. As a result, TELKOM’s BSS equipment in the Jakarta and West Java areas, which operates in 1900 MHz and forms an integral part of the fixed wireless transmission system of TELKOM, can no longer be used commencing at the end of 2007. Following the Government’s decision, TELKOM reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and recognized a write-down of Rp.616.8 billion relating to this equipment. In addition, TELKOM changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through the June 30, 2007, the date when all of TELKOM’s 1900 MHz BSS equipment are expected to be completely replaced with the 800 MHz BSS equipment. This change in estimate increased depreciation expense by Rp.159.0 billion in 2005 and Rp.173.8 billion in 2006. In addition, TELKOM recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in the Jakarta and West Java areas amounting to Rp.79.4 billion in 2005. Due to the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra utilized by the telecommunication industry which resulted in TELKOM not being able to utilize certain frequency spectra TELKOM currently uses to support fixed wireline cable network commencing at the end of 2006, certain of TELKOM’s cable network facilities, which comprise primarily of WLL and approach link equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, TELKOM shortened its estimate of the remaining useful lives for WLL and approach link equipment in the first quarter of 2005 and began depreciating the then remaining net book value of those assets through December 31, 2006. This change in estimate increased depreciation expense by Rp.471.2 billion in 2005 and Rp.240.4 billion in 2006. The increase in depreciation expense in 2005 and 2006 was also due to an expansion of Telkomsel’s cellular network and an increase in TELKOM’s deployment of fixed wireless network.
      The increase in operations, maintenance and telecommunication services expenses in 2006 was primarily due to a network expansion by TELKOM, an increase of concession and USO fees as well as an increase of radio frequency usage charges, including 3G’s annual BHP fee (“Beban Hak Penyelenggaraan” or annual rights of usage fee).
      Personnel expenses increased in 2006 primarily due to an increase in early retirement program expense.
      In 2005, TELKOM recognized loss on foreign exchange of Rp.516.8 billion primarily due to foreign exchange losses on its US Dollar borrowings. In 2006, TELKOM recognized gain on foreign exchange of Rp.836.3 billion primarily due to foreign exchange gain on its US Dollar borrowings. The gain on foreign exchange was due to the relatively modest appreciation of the Rupiah during 2006, compared to the modest depreciation of the Rupiah during 2005.

Economic Situation in Indonesia
      In the three-year period from 2004 through 2006, the Rupiah experienced the following (based on Bank Indonesia’s middle exchange rate):

•	in 2004, a depreciation from Rp.8,465 per US Dollar at December 31, 2003 to Rp.9,290 per US Dollar at December 31, 2004;

•	in 2005, a depreciation from Rp.9,290 per US Dollar at December 31, 2004 to Rp.9,830 per US Dollar at December 31, 2005; and

•	in 2006, an appreciation from Rp.9,830 per US Dollar at December 31, 2005 to Rp.9,020 per US Dollar at December 31, 2006.
      As of June 27, 2007, Bank Indonesia’s middle exchange rate was Rp.9,114 to US$1.

      For the years ended December 31, 2004, 2005 and 2006, the annual inflation rate was 6.4%, 17.1% and 6.6%, respectively. The interest rate on a one-month Bank Indonesia Certificate (SBI) as of December 31, 2004, 2005 and 2006 was 7.4%, 12.8% and 9.8%, respectively. See Item 3. “Key Information — D. Risk Factors — Risks relating to Indonesia — Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia” and Item 3. “Key Information — A. Selected Financial Data — Exchange Rate Information”.

Limited Increases in Tariffs
      Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The maximum increase equals the Indonesian inflation rate (referred to by the Government as the Consumer Price Index (“CPI”)) typically for the last two years, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers. Based on Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, TELKOM adjusted the tariffs effective April 1, 2004 as follows:

•	Local charges increased by an average of 28%;

•	Direct long distance charges decreased by an average of 10%; and

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
      See Item 3. “Key Information — D. Risk Factors — Risk relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”. For details of the increase and rebalancing of tariffs by the Government, see Item 4. “Information on the Company — B. Business Overview  — Competition — Tariffs for the Provision of Telecommunication Services — Fixed Wireline Tariffs”.

Growth of Indonesian Cellular Market and Increase in Telkomsel’s Revenues
      The Indonesian cellular market has increased significantly in recent years. Telkomsel experienced a 37.9% growth in net operating revenues from 2005 to 2006, due to a 46.7% growth in its total number of cellular subscribers, as a result of the increased usage of mobile cellular phones in Indonesia and a corresponding increase in revenues from air time charges. Telkomsel experienced a 43.1% growth in net operating revenues from 2004 to 2005, due to a 49.0% growth in its total number of cellular subscribers, as a result of the increased usage of mobile cellular phones in Indonesia and a corresponding increase in revenues from air time charges. Telkomsel’s revenues from cellular phone services (air time charges — net) accounted for approximately 40.4% of TELKOM’s consolidated total operating revenues for the year ended December 31, 2006, compared to 34.9% for the year ended December 31, 2005 and 30.7% for the year ended December 31, 2004.
      Due to the growth in the cellular market, competition has increased among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with the growing number of fixed wireless lines in service.

Increase in TELKOM’s Interconnection Revenues
      TELKOM’s interconnection revenues accounted for approximately 16.9% of TELKOM’s consolidated operating revenues for the year ended December 31, 2006, compared to 18.5% for the year ended December 31, 2005 and 18.2% for the year ended December 31, 2004. From 2005 to 2006, the 12.1% increase in interconnection revenues was primarily due to a 11.3% increase in net interconnection charges paid to TELKOM by mobile cellular operators to Rp.7,442.3 billion and a 17.1% increase in interconnection revenue from international calls to Rp.1,001.3 billion. TELKOM recognizes these international long-distance revenues as interconnection revenues. From 2004 to 2005, the 25.1% increase in interconnection revenues was primarily due to a 24.9% increase in net interconnection charges paid to TELKOM by mobile cellular operators to Rp.6,685.1 billion and a 33.3% increase in interconnection revenues from international calls to Rp.854.8 billion. On February 8, 2006, the MoCI issued Regulation No. 8/ Per/ M.KOMINFO/02/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and service operators and became effective on January 1, 2007. On December 28, 2006, TELKOM and all network operators signed amendments to their interconnection agreements for their fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will require the operators to charge for calls based on the costs of carrying such calls. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”; and Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

Increase in TELKOM’s Data and Internet Revenues
      Data and Internet revenues accounted for approximately 17.7% of TELKOM’s consolidated operating revenues for the year ended December 31, 2006, compared to 16.6% for the year ended December 31, 2005 and 14.2% for the year ended December 31, 2004. TELKOM’s revenues from its data and Internet services increased by 30.7% from 2005 to 2006 and by 44.2% from 2004 to 2005. The increase in data and Internet revenues in 2006 was primarily due to a 26.8% increase in revenues generated from SMS services, an 83.9% increase in revenues from data communication and a 27.6% increase in revenues from Internet connectivity services. The increase in 2005 was primarily due to a 49.0% increase in revenues generated from SMS services, a 69.2% increase in revenues from data communication and a 28.2% increase in revenues from Internet connectivity services. From 2005 to 2006, revenues from VoIP services decreased by 5.0% to Rp.278.0 billion (US$30.9 million) due to a decrease in total outgoing VoIP traffic.

Acquisition and Consolidation of KSO IV and VII
      TELKOM’s operating revenues and expenses for the three-year period from 2004 through 2006 have been affected by the acquisition and subsequent consolidation of KSO IV in January 2004, and the acquisition and subsequent consolidation of KSO VII in October 2006. Prior to consolidation of KSO IV and VII, TELKOM received revenues from these KSO regions in the form of guaranteed minimum monthly payments and additional monthly revenue sharing payments from the revenues of the KSO regions after payment of the minimum monthly payments and certain operating expenses. TELKOM was not directly allocated any of the operating expenses for the KSO regions. See Item 4. “Information on the Company  — B. Business Overview — Joint Operation Scheme.” Upon consolidation, TELKOM no longer receives the minimum monthly payments and revenue sharing payments and instead consolidates all of the revenues and expenses of such KSO regions on its books. As a result, KSO revenues have declined in the three-year period from 2004 through 2006 due to the acquisitions of KSO IV and VII discussed above.
      In connection with the acquisition of KSO IV in January 2004, TELKOM recognized the full amount of the liability for the purchase price of approximately US$390.7 million or equivalent to Rp.3,285.4 billion, which represents the present value of the fixed monthly payments (totaling US$517.1 million) to be paid to MGTI (the investor in KSO IV) beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct costs of the business combination. TELKOM is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. The allocation of the acquisition cost consisted of Rp.2,377.1 billion for property, plant and equipment and Rp.908.2 billion for intangible assets. The allocation of the acquisition cost was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent the right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years.

      On October 19, 2006, TELKOM entered into an agreement with Bukaka Singtel (PT Bukaka Singtel International (BSI)) to amend and restate the KSO VII Agreement, with the purchase price at approximately Rp.1,770.9 billion. As a result, TELKOM obtained the legal right to control financial and operating decisions of KSO VII, in return TELKOM will pay PT Bukaka Singtel International (BSI) a fixed monthly payment of Rp.55.64 billion using a discount rate of 15% between October 2006 to June 2007, and Rp.44.25 billion from July 2007 until the end of the KSO period on December 2010. As a condition precedent to the coming into effect of the amended KSO agreement, TELKOM has entered into a separate assignment agreement with PT Bukaka Singtel International (BSI) and its business partners whereby PT Bukaka Singtel International (BSI) has assigned its interests in the revenue sharing agreements with its business partners to TELKOM. TELKOM is entitled to the balance of KSO revenues net of operating expenses and payments to PT Bukaka Singtel International (BSI) for Fixed Investor Revenues. The allocation of the acquisition cost consisted of Rp.1,288.9 billion for property, plant and equipment, Rp.452.2 billion for property, plant and equipment under revenue sharing arrangements, Rp.451.7 billion for intangible assets, Rp.266.3 billion for receivables, Rp.143.6 billion for cash and cash equivalents, Rp.70.0 billion for other current assets, Rp.7.0 billion for deferred tax assets, Rp.(456.6) billion for current liabilities, and Rp.(452.2) billion for unearned income on revenue sharing arrangements. Unearned income on revenue sharing arrangements represent the periodic payments to be made to the investors based on the costs incurred by the investor as agreed upon in the revenue sharing agreements with the investors. The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent the right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years.
      As of December 31, 2006, the remaining monthly payments to be made to MGTI and PT Bukaka Singtel International (BSI), before unamortized discount, amounted to US$319.2 million (Rp.2,874.1 billion) and Rp.2,226.4 billion, respectively, is presented in TELKOM’s balance sheet as “Deferred consideration for business combinations”.

Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations Maintenance and Telecommunication Services Expenses
      TELKOM’s depreciation expense and operations, maintenance and telecommunication services expenses have increased significantly during the three-year period from 2004 through 2006. These increases are primarily related to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and an increase in TELKOM’s fixed assets due to deployment of fixed wireless. In particular, TELKOM began an aggressive deployment of fixed wireless in KSO IV and KSO VII following TELKOM’s acquisitions of KSO IV in January 2004 and KSO VII in October 2006. Telkomsel’s subscriber base has increased from 16,290,508 subscribers as of December 31, 2004 to 24,269,353 subscribers as of December 31, 2005 and 35,597,171 subscribers as of December 31, 2006. TELKOM’s fixed wireless service grew substantially from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005 and 4,175,853 lines in service as of December 31, 2006.
      As a result of the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra used by the telecommunication service providers, TELKOM can no longer be able to utilize certain frequency spectra it currently uses to support fixed wireline cable network commencing at the end of 2006. Consequently, certain of TELKOM’s cable network facilities within the fixed wireline segment which comprise primarily of WLL and Approach Link Equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, TELKOM shortened its estimate of the remaining useful lives for WLL and Approach Link Equipment in the first quarter of 2005 and began depreciating the then remaining net book value of those assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp.471.2 billion (Rp.329.8 billion after tax) in 2005 and Rp.240.4 billion (Rp.168.3 billion after tax) in 2006.
      In August 2005, the MoCI decided to set aside 1900 MHz for the exclusive use in the 3G services and 800 MHz frequency spectrum for the exclusive use in CDMA-based technology network commencing at the end of 2007. As a result, TELKOM’s BSS equipment in the Jakarta and West Java areas, which operates in 1900 MHz and are part of the fixed wireless transmission installation and equipment, can no longer be used commencing at the end of 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/ PER/ M.KOMINFO/1/2006 which reaffirmed the Government’s decision that TELKOM’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network. Following the MoCI’s decision, TELKOM’s reviewed the recoverable amount of cash-generating units to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating units using a pretax discount rate of 16.89%, representing TELKOM’s weighted average cost of capital as of December 31, 2005. TELKOM recognized a write-down of Rp.616.8 billion relating to this equipment in 2005. In addition, TELKOM changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciated the remaining net book value of those assets through June 30, 2007, the date when all of TELKOM’s 1900 MHz BSS equipment are expected to be completely replaced with the 800 MHz BSS equipment. The effect of this change in estimate increased depreciation expense by Rp.159.0 billion (Rp.111.3 billion after tax) and Rp.173.8 billion (Rp.121.7 billion after tax) in 2005 and 2006, respectively. In addition, TELKOM recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in the Jakarta and West Java areas amounting to Rp.79.4 billion in 2005.

Intangible Assets
      Intangible assets comprised intangible assets from subsidiaries and business acquisitions (see Note 2d to the consolidated financial statements) and license. An intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. An intangible asset is stated at cost less accumulated amortization and impairment, if any. An intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.
      In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as an intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commenced from the date when the assets attributable to the provision of the related services were available for use.
      Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expenses when incurred.
      Management of Telkomsel assess its plan to continue to use the 3G license on an annual basis.
Changes in Methods of Accounting under Indonesian GAAP
      In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changes TELKOM’s method of accounting for previously recorded restructuring transactions between entities under common control when certain conditions are met. The provisions of PSAK 38R were effective for TELKOM beginning January 1, 2005, the initial application date. Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, TELKOM is required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005. The difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp.7,288.3 billion arose from transactions between TELKOM and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with TELKOM. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna Share. In accordance with the BAPEPAM ruling, TELKOM has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no effect on net consolidated stockholders’ equity. See Note 4 to TELKOM’s consolidated financial statements.
Basis of Presentation

Consolidation of TELKOM’s Financial Statements
      TELKOM consolidates its financial statements and those of subsidiaries in which TELKOM has direct ownership interest of more than 50% or where TELKOM controls the subsidiaries, even though the ownership is less than or equal to 50%.
      TELKOM consolidated the results of operations of KSO IV from February 1, 2004 being the nearest convenient balance date, after it obtained the legal right to control financial and operating decisions of KSO IV on January 20, 2004.
      TELKOM consolidated the results of operations of KSO VII from October 1, 2006 being the nearest convenient balance date, after it obtained the legal right to control financial and operating decisions of KSO VII on October 19, 2006.

Foreign Exchange Translations
      The functional currency of TELKOM and its subsidiaries is the Indonesian Rupiah and the books of accounts of TELKOM and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at the transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were as follows:

•	Rp.9,280 and Rp.9,300 to US$1, Rp.12,652 and Rp.12,682 to Euro1 and Rp.90.45 and Rp.90.72 to Japanese Yen1, as of December 31, 2004;

•	Rp.9,825 and Rp.9,835 to US$1, Rp.11,638 and Rp.11,652 to Euro1 and Rp.83.78 and Rp.83.89 to Japanese Yen1, as of December 31, 2005; and

•	Rp.8,995 and Rp.9,005 to US$1, Rp.11,839 and Rp.11,853 to Euro1 and Rp.75.58 and Rp.75.68 to Japanese Yen1, as of December 31, 2006.
      Telkomsel used the middle rates of Bank Indonesia, which were Rp.9,830 to US$1 and Rp.11,660 to Euro1 as of December 31, 2005 and Rp.9,020 to US$1 and Rp.11,858 to as Euro1 as of December 31, 2006. Management concluded that the difference between the exchange rates used by TELKOM and Telkomsel are not material to the consolidated financial statements. See Note 2e to the consolidated financial statements.
      The resulting foreign exchange gains and losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets. See Note 2k to the consolidated financial statements.
      The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts for 2006 into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into US Dollars at this or any other rate of exchange. See Note 3 to the consolidated financial statements.
TELKOM’s Operating Revenues
      The following table sets out TELKOM’s operating revenues, itemized according to TELKOM’s main products and services, for the three years 2004 through 2006, with each item also expressed as a percentage of total operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	10,645.0	31.4	10,781.3	25.8	10,979.0	21.4	1,219.8
Cellular	10,421.3	30.7	14,570.9	34.9	20,622.6	40.2	2,291.4
Revenue under Joint Operation Schemes (KSO)	656.6	1.9	588.7	1.4	489.4	1.0	54.4
Interconnection-net	6,188.0	18.2	7,742.1	18.5	8,681.5	16.9	964.6
Data and Internet	4,808.8	14.2	6,934.3	16.6	9,065.2	17.7	1,007.2
Network	654.3	1.9	586.6	1.4	718.7	1.4	79.9
Revenue-sharing Arrangements	280.6	0.8	302.3	0.7	415.5	0.8	46.1
Other telecommunications Services	293.2	0.9	301.0	0.7	322.1	0.6	35.8

Total Operating Revenues	33,947.8	100.0	41,807.2	100.0	51,294.0	100.0	5,699.3

      Subsequent to an announcement by the DGPT in August 2001 that the Government intended to terminate TELKOM’s exclusive right to provide local and domestic long-distance services, TELKOM’s exclusive rights to provide domestic local services was finally terminated in August 2002 and TELKOM’s exclusive rights to provide domestic long-distance service was likewise terminated in August 2003. TELKOM, however, received its commercial license to provide IDD fixed line services on May 13, 2004. As a result of the termination of TELKOM’s exclusive rights to provide local and domestic long-distance services, Indosat, a competitor of TELKOM, received its commercial license to provide domestic long-distance services on May 13, 2004 and began offering fixed wireless services in August 2004. Indosat began offering its domestic long-distance service in late 2004. TELKOM expects that revenues from providing interconnection services to new entrants in the domestic local and domestic long-distance markets will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of these markets. With regard to IDD fixed line services, TELKOM began offering these services to its customers on June 7, 2004 under the “TIC-007” brand. TELKOM recognizes international long-distance revenues from TELKOM’s IDD service (TIC-007) as interconnection revenues.

Fixed Line Telephone Revenues
      The components of fixed line revenues are local and domestic long-distance usage charges, monthly subscription charges, installation charges, phone cards and others. Local and domestic long-distance usage charges, monthly subscription charges and installation charges relate to both fixed wireline and fixed wireless telephones.
      Local and domestic long-distance usage and monthly subscription charges are determined by telecommunications operators based on a formula set by the Government that determines maximum tariff levels. The maximum tariff levels apply uniformly throughout Indonesia. TELKOM’s monthly subscription charges are based on a uniform schedule of charges that vary according to the type of user and the type of services provided. Local and domestic long-distance usage charges vary depending on the distance called, duration and time band, while installation charges, phone cards and other services charges are set by individual operators. See “— Overview — Limited Increases in Tariffs” above.
      Most fixed line revenues are recognized as services are provided, except the installation charges are recognized as revenue when a fixed line (referred to as an “installation” in the consolidated financial statements) is placed in service and ready for use.
      Fixed line telephone revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	7,439.3	21.9	7,223.1	17.3	7,130.9	13.9	792.3
Monthly subscription charges	2,934.9	8.6	3,289.8	7.9	3,491.5	6.8	387.9
Installation charges	201.3	0.6	197.3	0.5	170.2	0.3	18.9
Phone cards	15.6	0.1	10.9	0.0	4.0	0.0	0.4
Others	53.9	0.2	60.2	0.1	182.4	0.4	20.3

Total	10,645.0	31.4	10,781.3	25.8	10,979.0	21.4	1,219.8

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
      In the case of postpaid subscribers, monthly subscription charges are recognized when earned (i.e., in the month to which they apply), while connection fee revenue is recognized as income when connections take place. In the case of prepaid subscribers, revenues from “starter packs” are recognized upon delivery to distributors, dealers or directly to customers, while revenues from pulse reload vouchers are recognized initially as unearned income and thereafter recognized proportionately as revenue based on duration of successful calls made using the stored value of the voucher or when the unused stored value has expired. Revenues recognized are net of dealer discounts.
      Cellular telephone revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Cellular Telephone Revenues
Air time charges	9,825.7	28.9	13,666.3	32.7	19,257.3	37.5	2,139.7
Monthly subscription charges	448.5	1.3	383.5	0.9	297.4	0.6	33.1
Connection fee charges	55.8	0.2	64.1	0.2	109.2	0.2	12.1
Features	91.3	0.3	457.0	1.1	958.7	1.9	106.5

Total	10,421.3	30.7	14,570.9	34.9	20,622.6	40.2	2,291.4

Joint Operation Scheme (“KSO”) Revenues

KSO revenues consist of:

•	Initial payments made by the KSO partners, which were amortized over the life of the KSO Agreement;

•	Minimum TELKOM Revenues (“MTR”), being a specified minimum payment, which were payable monthly; and

•	Distributable KSO Revenues (“DKSOR”), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which were payable monthly.
      KSO revenues have been decreasing due to the acquisition of KSO partners’ interests in the KSO units, resulting in the revenues of the KSO units being consolidated and included under Fixed Line revenues. The decrease in KSO revenues for 2006 resulted from the acquisition and consolidation of KSO VII in October 2006.
      KSO revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
KSO Revenues
Minimum TELKOM Revenues	296.0	0.9	268.6	0.6	207.5	0.4	23.1
Share in Distributable KSO Revenues	349.5	1.0	318.6	0.8	274.6	0.6	30.5
Amortization of unearned initial investor payments under Joint Operation Schemes	11.1	0.0	1.5	0.0	7.3	0.0	0.8

Total	656.6	1.9	588.7	1.4	489.4	1.0	54.4

Interconnection Revenues
      The components of interconnection revenues are revenues from cellular interconnection, international interconnection and other interconnection. Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM’s fixed line network and Telkomsel’s mobile cellular network. Interconnection revenues also include international roaming by overseas operators to Telkomsel’s mobile cellular network, a retail fee charged to TELKOM’s subscribers for outgoing calls and international long-distance revenues from TELKOM’s IDD service (TIC-007) since the launch of TELKOM’s IDD service (TIC-007) in June 2004.
      Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by Government regulation. Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred based on agreement and are presented net of interconnection expenses paid to other operators. Interconnection revenues are typically accrued initially and settled among operators monthly and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement. On February 8, 2006, the MoCI issued Regulation No. 8/ Per/ M.KOMINFO/02/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators that effectively applied on 1 January 2007. For further information on the interconnection scheme, see Item 4. “Information on the Company — B. Business Overview — Regulations — Interconnection”; and Item 3. “Key Information” — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.

      Interconnection revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Interconnection Revenues
Cellular	5,351.6	15.7	6,685.1	16.0	7,442.3	14.5	826.9
International	641.2	1.9	854.8	2.0	1,001.4	1.9	111.3
Other	195.2	0.6	202.2	0.5	237.8	0.5	26.4

Total	6,188.0	18.2	7,742.1	18.5	8,681.5	16.9	964.6

Data and Internet Revenues
      The components of data and Internet revenues are revenues from SMS, internet, data communication, VoIP and e-business services. Data and Internet revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Data and Internet Revenues
SMS	3,562.7	10.5	5,309.2	12.7	6,730.5	13.1	747.8
Internet	554.9	1.6	711.4	1.7	907.5	1.8	100.8
Data communication	360.7	1.1	610.4	1.5	1,122.3	2.2	124.7
VoIP	318.9	1.0	292.7	0.7	278.0	0.5	30.9
e-business	11.6	0.0	10.6	0.0	26.9	0.1	3.0

Total	4,808.8	14.2	6,934.3	16.6	9,065.2	17.7	1,007.2

Network Revenues
      The components of network revenues are revenues from satellite transponder leases and leased lines. Network revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Network Revenues
Satellite transponder lease	210.9	0.6	239.5	0.6	294.1	0.6	32.7
Leased lines	443.4	1.3	347.1	0.8	424.6	0.8	47.2

Total	654.3	1.9	586.6	1.4	718.7	1.4	79.9

Revenues under Revenue-Sharing Arrangements
      The components of revenues under revenue-sharing arrangements are net share in revenue earned under revenue-sharing arrangements and amortization of unearned income under revenue-sharing arrangements.

      Revenues under revenue-sharing arrangements for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Revenues Under Revenue- Sharing Arrangements
Net share in revenue earned under Revenue-Sharing Arrangements	198.6	0.6	165.6	0.4	263.5	0.5	29.3
Amortization of unearned income under Revenue-Sharing Arrangements	82.0	0.2	136.7	0.3	152.0	0.3	16.9

Total	280.6	0.8	302.3	0.7	415.5	0.8	46.2

Other Telecommunications Services Revenues
      Other telecommunications services revenues primarily represent telex and telegram revenues, revenues from the telephone directory assistance business and revenues from cable television services. In 2006, TELKOM’s revenues from other telecommunications services increased by Rp.21.1 billion, or 7.0%, from Rp.301.0 billion in 2005 to Rp.322.1 billion in 2006. The increase in other telecommunications services revenues was primarily due to an increase in directory assistance revenues by Rp.23.1 billion, or 8.2%, from Rp.281.1 billion in 2005 to Rp.304.2 billion in 2006.
TELKOM’s Operating Expenses
      The following table sets out TELKOM’s operating expenses for the three years 2004 through 2006, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Expenses
Depreciation	6,438.6	19.0	7,570.7	18.1	9,178.3	17.9	1,019.8
Operations, maintenance and telecommunications services	4,529.6	13.3	5,916.3	14.1	7,495.7	14.6	832.9
Personnel	4,910.0	14.5	6,563.0	15.7	8,513.8	16.6	946.0
General and Administrative	2,599.8	7.7	2,764.0	6.6	3,271.5	6.4	363.5
Marketing	881.9	2.6	1,126.2	2.7	1,241.5	2.4	137.9
Write-down of assets	—	—	616.8	1.5	—	—	—
Loss on procurement Commitments	—	—	79.4	0.2	—	—	—

Total Operating Expenses	19,359.9	57.1	24,636.4	58.9	29,700.8	57.9	3,300.1

Depreciation Expense, Write-down of Assets and Loss on Procurement Commitments
      Depreciation expense relates to TELKOM’s property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing in the month when such assets are placed into service. Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over its estimated useful life using the straight line method. See Note 2k to the consolidated financial statements.
      In accordance with Indonesian GAAP, TELKOM capitalizes interest expenses and foreign exchange gains or losses for assets under construction and depreciates these amounts over the useful lives of such assets. TELKOM capitalized interest expenses for qualifying assets under construction of Rp.57.7 billion, Rp.nil and

Rp.nil in 2004, 2005 and 2006, respectively. TELKOM also capitalized foreign exchange for those assets of Rp.74.3 billion, Rp.nil and Rp.nil in 2004, 2005 and 2006, respectively.
      As a result of the MoCI’s decisions issued in 2005 on the rearrangement of frequency spectra utilized by the telecommunication industry, certain of TELKOM’s fixed wireline cable network facilities, which comprise primarily WLL and approach link, and TELKOM’s BSS equipment in the Jakarta and West Java areas, which are part of transmission installation and equipment for fixed wireless assets, cannot be used through the end of their initial estimated useful lives. In 2005, TELKOM recognized a write-down of assets of Rp.616.8 billion related to transmission installation and equipment of fixed wireless assets and loss on procurement commitments of Rp.79.4 billion related to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in the Jakarta and West Java areas. TELKOM also shortened its estimate of the remaining useful lives for fixed wireline WLL and approach link equipment and the Jakarta and West Java fixed wireless BSS equipment. See “— Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses” above.

Operations, Maintenance and Telecommunications Services Expenses
      Operations, maintenance and telecommunications services expenses for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operations, Maintenance and Telecommunications Services Expenses
Operations and Maintenance	2,398.2	7.1	3,075.1	7.3	4,209.1	8.2	467.7
Radio Frequency Usage Charges	492.6	1.5	548.2	1.3	722.6	1.4	80.3
Concession fees and Universal Service Obligation (USO) charges	314.7	0.9	709.2	1.7	881.8	1.7	98.0
Cost of phone, SIM and RUIM Cards	366.7	1.1	582.3	1.4	579.3	1.1	64.4
Electricity, gas and Water	385.7	1.1	372.5	0.9	417.3	0.8	46.4
Vehicles and supporting Facilities	181.7	0.5	217.2	0.5	246.2	0.5	27.4
Insurance	151.3	0.4	136.4	0.3	145.1	0.3	16.1
Leased lines	132.8	0.4	124.2	0.3	236.4	0.5	26.3
Traveling	42.2	0.1	33.5	0.1	39.1	0.1	4.3
Call Center	59.6	0.2	105.0	0.3	14.7	0.0	1.6
Others	4.1	0.0	12.7	0.0	4.1	0.0	0.5

Total	4,529.6	13.3	5,916.3	14.1	7,495.7	14.6	833.0

Personnel Expenses
      The main components of personnel expenses in 2006 were salaries and related benefits, which were Rp.2,400.6 billion (US$266.7 million), vacation pay, incentives and other benefits, which were Rp.2,209.1 billion (US$245.5 million), and early retirement expenses, which were Rp.1,461.2 billion (US$162.4 million).

      Personnel expenses for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Personnel Expenses
Salaries and related benefits	1,796.9	5.3	2,165.9	5.2	2,400.6	4.7	266.7
Vacation pay, incentives and other benefits	1,156.1	3.4	1,615.6	3.8	2,209.1	4.3	245.5
Early retirements	243.5	0.7	486.4	1.2	1,461.2	2.8	162.4
Net periodic post-retirement health care benefit cost	416.3	1.2	488.6	1.2	604.7	1.2	67.2
Net periodic pension cost	572.4	1.7	532.3	1.3	438.4	0.9	48.7
Employee income tax	523.8	1.5	856.4	2.0	889.1	1.7	98.8
Long service awards	36.9	0.1	201.9	0.5	215.8	0.4	24.0
Housing	103.4	0.3	113.7	0.3	168.4	0.3	18.7
Medical	12.2	0.1	18.0	0.0	25.1	0.0	2.8
Other employee benefits	11.5	0.1	6.0	0.0	14.3	0.0	1.6
Others	37.0	0.1	78.2	0.2	87.1	0.3	9.6

Total	4,910.0	14.5	6,563.0	15.7	8,513.8	16.6	946.0

General and Administrative Expenses
      The main components of general and administrative expenses in 2006 were amortization of goodwill and other intangible assets, which totaled Rp.944.4 billion (US$104.9 million), arising from the acquisitions of GSD, Dayamitra, Pramindo, AriaWest and KSO IV in previous years, the acquisition of KSO VII by TELKOM and 3G license by Telkomsel in 2006, provision for doubtful accounts and inventory obsolescence, which totaled Rp.458.2 billion (US$50.9 million), and collection expenses, which totaled Rp.542.5 billion (US$60.3 million).

      General and administrative expenses for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
General and Administrative Expenses
Professional fees	137.3	0.4	131.0	0.3	221.0	0.4	24.6
Collection expenses	359.0	1.1	379.1	0.9	542.5	1.1	60.3
Amortization of goodwill and other intangible assets	872.3	2.6	918.2	2.2	944.4	1.8	104.9
Training, education and recruitment	228.5	0.7	177.9	0.4	224.3	0.4	24.9
Travel	192.6	0.6	171.7	0.4	229.7	0.4	25.5
Security and screening	143.9	0.4	164.4	0.4	197.4	0.4	21.9
General and social contribution	111.8	0.3	204.3	0.5	301.8	0.6	33.5
Printing and stationery	81.0	0.2	50.2	0.1	51.9	0.1	5.7
Meetings	58.3	0.2	40.3	0.1	64.0	0.1	7.1
Provision for doubtful accounts and inventory obsolescence	357.7	1.1	489.0	1.2	458.2	0.8	50.9
Research and development	13.2	0.0	8.4	0.0	8.7	0.0	1.0
Others	44.2	0.1	29.5	0.1	27.6	0.1	3.2

Total	2,599.8	7.7	2,764.0	6.6	3,271.5	6.4	363.5

Marketing Expenses
      Marketing expenses consist of advertising, customer education and other marketing expenses.

	Year Ended December 31,

	2004		2005		2006		2006

	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Marketing Expenses
Advertising	699.6	2.1	795.6	1.9	944.3	1.8	104.9
Customer education	152.4	0.4	305.3	0.7	267.7	0.5	29.7
Others	29.9	0.1	25.3	0.1	29.5	0.1	3.3

Total	881.9	2.6	1,126.2	2.7	1,241.5	2.4	137.9

Results of Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Operating Revenues
      Total operating revenues increased by Rp.9,486.8 billion, or 22.7%, from Rp.41,807.2 billion in 2005 to Rp.51,294.0 billion in 2006. The increase in operating revenues in 2006 was primarily due to the increase in revenues from cellular, interconnection and data and Internet.
Fixed Line Telephone Revenues
      Fixed line revenues increased by Rp.197.7 billion, or 1.8%, from Rp.10,781.3 billion in 2005 to Rp.10,979.0 billion in 2006. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a slight decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp.548.5 billion, or 107.6%, from Rp.509.9 billion in 2005 to Rp.1,058.4 billion in 2006. Fixed wireline revenues decreased by Rp.350.7 billion, or 3.4%, from Rp.10,271.3 billion in 2005 to Rp.9,920.6 billion in 2006.
      The increase in fixed wireless revenues was primarily attributable to a 52.8% growth in the wireless pulse production from 3.6 billion minutes in 2005 to 5.5 billion minutes in 2006. Such increase was partially offset by a slight decrease in fixed wireline revenues which was primarily due to a 7.3% decrease in local and domestic long-distance revenues from Rp.6,920.2 billion in 2005 to Rp.6,413.8 billion in 2006.
Cellular Telephone Revenues
      Cellular telephone revenues increased by Rp.6,051.7 billion, or 41.5%, from Rp.14,570.9 billion in 2005 to Rp.20,622.6 billion in 2006. The increase in cellular telephone revenues was primarily due to an increase in air time charges, partially offset by a decrease in monthly subscription charges. Air time charges increased by Rp.5,591.0 billion, or 40.9%, from Rp.13,666.3 billion in 2005 to Rp.19,257.3 billion in 2006. Connection fee charges increased by Rp.45.1 billion, or 70.4%, from Rp.64.1 billion in 2005 to Rp.109.2 billion in 2006 due to the growth in net-additional KartuHALO cellular subscribers. Features charges increased by Rp.501.7 billion, or 109.8%, from Rp.457.0 billion in 2005 to Rp.958.7 billion in 2006 due to an increase in sales from new features services, including ring back tone, message boards and mobile fax services. Monthly subscription charges decreased by Rp.86.1 billion, or 22.4%, from Rp.383.5 billion in 2005 to Rp.297.4 billion in 2006, primarily due to the special exemption from subscription charges for Telkomsel subscribers to match similar programs offered by its competitors. The increase in cellular telephone revenues was primarily attributable to a 47% growth in Telkomsel’s total cellular subscribers from 24.3 million subscribers in 2005 to 35.6 million subscribers in 2006. This increase was caused by a 41% growth in net-additional subscribers from 8.0 million subscribers in 2005 to 11.3 million subscribers in 2006. Postpaid subscribers grew by 13.0% to 1.7 million subscribers and prepaid subscribers grew by 48.8% to 33.9 million subscribers, in each case as of December 31, 2006.
      As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 93.9% in 2005 to 95.3% in 2006. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.87,000 in 2005 to approximately Rp.84,000 in 2006. The SMS/non-voice ARPU for postpaid remained stable at Rp.47,000 in 2005 and 2006.
Interconnection Revenues
      Net interconnection revenues increased by Rp.939.4 billion, or 12.1%, from Rp.7,742.1 billion in 2005 to Rp.8,681.5 billion in 2006. Net interconnection revenues comprised net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenues included incoming international long-distance revenues from TELKOM’s IDD service (TIC-007), net of interconnection charges for outgoing international long-distance calls.
      Cellular interconnection revenues increased by Rp.757.2 billion, or 11.3%, from Rp.6,685.1 billion in 2005 to Rp.7,442.3 billion in 2006, primarily due to the growth of cellular subscribers in Indonesia. International interconnection revenues increased by Rp.146.6 billion, or 17.1%, from Rp.854.8 billion in 2005 to Rp.1,001.4 billion in 2006, primarily due to an increase in incoming and outgoing IDD traffic from domestic operators. Other interconnection revenues increased by Rp.35.6 billion, or 17.6%, from Rp.202.2 billion in 2005 to Rp.237.8 billion in 2006, primarily due to the growth of fixed wireless subscribers of Indosat and PT Bakrie Telecom.
      TELKOM’s interconnection revenues accounted for approximately 16.9% of TELKOM’s consolidated operating revenues for the year ended December 31, 2006, compared to 18.5% for the year ended December 31, 2005.

KSO Revenues (Joint Operation Scheme Revenues)
      KSO revenues decreased by Rp.99.3 billion, or 16.9%, from Rp.588.7 billion in 2005 to Rp.489.4 billion in 2006. The decrease in KSO revenues was a result of the consolidation of KSO VII in October 2006. MTR decreased by Rp.61.1 billion, or 22.8%, from Rp.268.6 billion in 2005 to Rp.207.5 billion in 2006. DKSOR decreased by Rp.44.0 billion, or 13.8%, from Rp.318.6 billion in 2005 to Rp.274.6 billion in 2006. Amortization of unearned initial payments increased by Rp.5.8 billion, or 386.7%, from Rp.1.5 billion in 2005 to Rp.7.3 billion in 2006.
Data and Internet Revenues
      Data and Internet revenues increased by Rp.2,130.9 billion, or 30.7%, from Rp.6,934.3 billion in 2005 to Rp.9,065.2 billion in 2006. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues, internet connectivity revenues, data communication revenues and e-business service. SMS revenues increased by Rp.1,421.3 billion, or 26.8%, from Rp.5,309.2 billion in 2005 to Rp.6,730.5 billion in 2006 mainly due to a significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity revenues increased by Rp.196.1 billion, or 27.6%, from Rp.711.4 billion in 2005 to Rp.907.5 billion in 2006 due to increased marketing efforts to boost sales of data and Internet services, an increase in usage of the dial-up Internet for TELKOMNet Instant and an increase in Speedy subscribers in 2006. Data communication revenues increased by Rp.511.9 billion, or 83.9%, from Rp.610.4 billion in 2005 to Rp.1,122.3 billion in 2006, due to an increase in new subscribers of data network services, particularly, frame relay and IP VPN, primarily used for the internal data networks of commercial banks. E-business service revenues increased by Rp.16.3 billion, or 153.8%, from Rp.10.6 billion in 2005 to Rp.26.9 billion in 2006, primarily due to the increase in e-payment transactions. VoIP revenues decreased by Rp.14.7 billion, or 5.0%, from Rp.292.7 billion in 2005 to Rp.278.0 billion in 2006, due to the decrease in traffic of outgoing international VoIP calls, which was slightly offset by an increase in total incoming (international termination) VoIP traffic.
Network Revenues
      Network revenues increased by Rp.132.1 billion, or 22.5%, from Rp.586.6 billion in 2005 to Rp.718.7 billion in 2006. Satellite transponder revenues increased by Rp.54.6 billion, or 22.8%, from Rp.239.5 billion in 2005 to Rp.294.1 billion in 2006, primarily due to an increase in satellite transponder usage. Leased lines revenues increased by Rp.77.5 billion, or 22.3%, from Rp.347.1 billion in 2005 to Rp.424.6 billion in 2006 as a result of an increase in the number of telecommunications operators that use TELKOM’s network.
Revenues under Revenue-Sharing Arrangements
      Revenues under revenue-sharing arrangements increased by Rp.113.2 billion, or 37.5%, from Rp.302.3 billion in 2005 to Rp.415.5 billion in 2006. The increase in revenue under revenue-sharing arrangements was due to additional RSA following the consolidation of KSO VII. Amortization of unearned income under revenue-sharing arrangements increased by Rp.15.3 billion, or 11.2%, from Rp.136.7 billion in 2005 to Rp.152.0 billion in 2006. Net share in revenue earned under revenue-sharing arrangements increased by Rp.97.9 billion, or 59.1%, from Rp.165.6 billion in 2005 to Rp.263.5 billion in 2006. The total number of revenue-sharing arrangements was 90 contracts with 63 partners and 90 contracts with 67 partners as of December 31, 2005 and December 31, 2006, respectively.
Other Telecommunications Services Revenues
      Other telecommunications services revenues increased by Rp.21.1 billion, or 7.0%, from Rp.301.0 billion in 2005 to Rp.322.1 billion in 2006. The increase in other telecommunications services revenues was primarily due to an increase in directory assistance revenues, although this was partially offset by a decrease in operator service assistance revenues.

Operating Expenses
      Total operating expenses increased by Rp.5,064.4 billion, or 20.6%, from Rp.24,636.4 billion in 2005 to Rp.29,700.8 billion in 2006. The increase in total operating expenses was attributable to substantial increases in personnel expenses, depreciation expenses, and operations, maintenance and telecommunications services expenses.
Personnel Expenses
      Personnel expenses increased by Rp.1,950.8 billion, or 29.7%, from Rp.6,563.0 billion in 2005 to Rp.8,513.8 billion in 2006. The main contributors were the increase in early retirement expenses due to the implementation of TELKOM’s early retirement program in December 2006, the increase in vacation pay, incentives and other benefits expenses, salaries and related benefits expense due to TELKOM’s improved financial performance in 2006, management premium, and the consolidation of personnel expenses related to KSO VII employees following the acquisition of KSO VII in October 2006. These led to an increase in recurring employee expenses, as follows:

•	early retirement expenses increased by Rp.974.8 billion, or 200.4%, from Rp.486.4 billion in 2005 to Rp.1,461.2 billion in 2006. The number of employees taking early retirement increased from 1,017 in 2005 to 1,871 in 2006;

•	vacation pay, incentives and other benefits expenses increased by Rp.593.5 billion, or 36.7%, from Rp.1,615.6 billion in 2005 to Rp.2,209.1 billion in 2006;

•	salaries and related benefits increased by Rp.234.7 billion, or 10.8%, from Rp.2,165.9 billion in 2005 to Rp.2,400.6 billion in 2006, primarily due to increased base salaries; and

•	post retirement benefit costs increased by Rp.116.1 billion, or 23.8%, from Rp.488.6 billion in 2005 to Rp.604.7 billion in 2006.
      In addition, long service awards increased by Rp.13.9 billion, or 6.9%, from Rp.201.9 billion in 2005 to Rp.215.8 billion in 2006. Pension costs decreased by Rp.93.9 billion, or 17.6%, from Rp.532.3 billion in 2005 to Rp.438.4 billion in 2006.
      Other components of personnel expenses did not contribute significantly to operating expenses in 2006.
Depreciation Expenses
      Depreciation expenses increased by Rp.1,607.6 billion, or 21.2%, from Rp.7,570.7 billion in 2005 to Rp.9,178.3 billion in 2006. The increase in depreciation expense was primarily due to Telkomsel’s BTS deployment of 6,162 units in 2006, an increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and an increase in TELKOM’s capital expenditures for network infrastructure (transmission network, backbone and access network).
Operations, Maintenance and Telecommunications Services Expenses
      Operations, maintenance and telecommunications services expenses increased by Rp.1,579.4 billion, or 26.7%, from Rp.5,916.3 billion in 2005 to Rp.7,495.7 billion in 2006. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to:

•	an increase in operations and maintenance expenses by Rp.1,134.0 billion to Rp.4,209.1 billion, an increase of 36.9%, due to the growth in Telkomsel’s overall capacity to support the increase in its subscribers from 24.3 million subscribers as of 2005 to 35.6 million subscribers as of 2006. The number of Telkomsel’s BTSs grew by 62.3% from 9,895 units in 2005 to 16,057 units in 2006. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	total concession fees and Universal Service Obligation (USO) charges increased by Rp.172.6 billion to Rp.881.8 billion in 2006, an increase of 24.3%, primarily due to an increase of 24.7% or Rp.75.9 billion in USO contribution by TELKOM and Telkomsel to the Government, from Rp.307.7 billion in 2005 to Rp.383.8 billion in 2006;

•	radio frequency usage expenses increased by Rp.174.4 billion to Rp.722.6 billion, an increase of 31.8%, due to an increase in TELKOM’s and Telkomsel’s BTSs and additional annual BHP fee for 3G license. The number of TELKOM’s BTS grew by 5.7% from 1,448 units in 2005 to 1,531 units in 2006. The number of Telkomsel’s BTSs grew by 62.3% from 9,895 units in 2005 to 16,057 units in 2006; and

•	leased lines expenses increased by Rp.112.2 billion to Rp.236.4 billion, an increase of 90.3%, due to an increase of TELKOM’s expansion of its data network capacity.

      Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2006.
General and Administrative Expenses
      General and administrative expenses increased by Rp.507.5 billion, or 18.4%, from Rp.2,764.0 billion in 2005 to Rp.3,271.5 billion in 2006. In particular, in 2006:

•	collection expenses increased by Rp.163.4 billion to Rp.542.5 billion, an increase of 43.1%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp.33.0 billion, or 20.1%, to Rp.197.4 billion in 2006, primarily due to an increase in the salary of security guards by Rp.27.8 billion;

•	training, education and recruitment expenses, which increased by Rp.46.4 billion to Rp.224.3 billion, or 26.1%, following an increase in the number of TELKOM’s employee training programs;

•	general and social contributions expenses increased by Rp.97.5 billion, or 47.7%, to Rp.301.8 billion, primarily due to an increase in social contribution fund and community development expenses by Rp.48.9 billion to Rp.159.7 billion in 2006;

•	travel expenses increased by Rp.58.0 billion, or 33.8%, to Rp.229.7 billion in 2006, primarily due to an increase in local travel cost by Rp.48.5 billion;

•	professional fees increased by Rp.90.0 billion, or 68.7%, to Rp.221.0 billion in 2006, primarily due to an increase in management consultancy expenses by Rp.87.7 billion; and

•	amortization of intangible assets increased by Rp.26.2 billion, or 2.9%, to Rp.944.4 billion in 2006, due to the higher amortization amounts of the rights to operate the KSO operations as a result of the KSO VII acquisition and the up-front fees for the 3G license.
      This increase was partially offset by:

•	a decrease in the provision for doubtful accounts and inventory obsolescence of Rp.30.8 billion, or 6.3%, to Rp.458.2 billion in 2006, resulting from the implementation of bad debt reduction programs in 2006.
      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2006.
Marketing Expenses
      Marketing expenses increased by Rp.115.3 billion, or 10.2%, from Rp.1,126.2 billion in 2005 to Rp.1,241.5 billion in 2006. The increase in marketing expenses was primarily due to an increase in Telkomsel’s marketing expenses, which increased by Rp.206.7 billion, or 41.9%, primarily due to increases in advertising and promotion expenses.

      This increase was partially offset by a decrease in TELKOM (parent company) marketing expenses, which decreased by Rp.128.3 billion, or 24.5%, primarily due to decreases in advertising and promotion expenses.
Operating Income and Operating Margin
      As a result of the foregoing, operating income increased by Rp.4,422.5 billion, or 25.8%, from Rp.17,170.8 billion in 2005 to Rp.21,593.2 billion in 2006. TELKOM’s operating margin slightly increased from 41.1% in 2005 to 42.1% in 2006.
Other Income (Expenses)
      Other income increased by Rp.1,329.7 billion, or 143.1%, from expenses of Rp.929.3 billion in 2005 to income of Rp.400.4 billion in 2006. The increase in other income was primarily due to an increase of 261.8% in foreign exchange gain, due to appreciation of the Rupiah in 2006 compared to 2005. In particular, in 2006:

•	gain on foreign exchange (net) increased by Rp.1,353.1 billion, or 261.8% from a net loss of Rp.516.8 billion in 2005 to a net gain of Rp.836.3 billion in 2006, primarily due to the relatively modest appreciation of the Rupiah, which resulted in translation gains on TELKOM’s US Dollar borrowings;

•	interest expenses increased by Rp.109.1 billion, or 9.3%, from Rp.1,177.3 billion in 2005 to Rp.1,286.4 billion in 2006, reflecting primarily increases in short-term bank loans and medium term loan of Telkomsel;

•	interest income increased by Rp.310.3 billion, or 90.0%, from Rp.344.7 billion in 2005 to Rp.655.0 billion in 2006, primarily due to a slight increase in the average balance of time deposits. See Note 6 to the consolidated financial statements; and

•	other income (net) decreased by Rp.207.2 billion, or 50.6% from Rp.409.2 billion in 2005 to Rp.202.0 billion in 2006, primarily resulting from an increase in expenses from losses on sales of fixed assets and decrease in vendor’s penalty income but offset by an increase in the penalty income on overdue services, income from the service charge of building management.
      Other components did not contribute significantly to other income (expenses) in 2006.
Income Before Tax and Pre-Tax Margin
      As a result of the foregoing, income before tax increased by Rp.5,752.2 billion, or 35.4%, from Rp.16,241.4 billion in 2005 to Rp.21,993.6 billion in 2006. Pre-tax margin increased from 38.8% in 2005 to 42.9% in 2006.
Income Tax Expenses
      Income tax expenses increased by Rp.1,856.0 billion, or 35.8%, from Rp.5,183.9 billion in 2005 to Rp.7,039.9 billion in 2006, in line with the increase in income before tax by Rp.5,752.2 billion, or 35.4%, from Rp.16,241.4 billion in 2005 to Rp.21,993.6 billion in 2006.
Minority Interest in Net Income of Subsidiaries
      Minority interest in the net income of subsidiaries increased by Rp.884.1 billion, or 28.9%, from Rp.3,064.0 billion in 2005 to Rp.3,948.1 billion in 2006. The increase was primarily due to the improved financial performance by Telkomsel.
Net Income
      As a result of the foregoing, net income increased by Rp.3,012.0 billion, or 37.7%, from Rp.7,993.6 billion in 2005 to Rp.11,005.6 billion in 2006. TELKOM’s net income margin increased from 19.1% in 2005 to 21.5% in 2006.

Equity
      Total shareholders’ equity increased by Rp.4,776.3 billion, or 20.5%, from Rp.23,292.4 billion in 2005 to Rp.28,068.7 billion in 2006. The increase in total shareholders’ equity was primarily the result of net income of Rp.11,005.6 billion in 2006 offset by cash dividend of Rp.5,371.1 billion. As of December 31 2006, TELKOM has repurchased 118,376,500 Series B shares of TELKOM’s issued and outstanding Series B shares representing 0.59% of TELKOM’s issued and outstanding Series B shares, for a total repurchased amount of Rp.952.2 billion (including the broker and custodian fees). This contributed to a decrease of equity by Rp.952.2 billion.
Retained Earnings
      Appropriated and unappropriated retained earnings increased by Rp.5,634.5 billion from Rp.16,471.0 billion as of December 31, 2005 to Rp.22,105.4 billion as of December 31, 2006. The increase in appropriated and unappropriated retained earnings was due to net income of Rp.11,005.6 billion in 2006, partially offset by the declaration of cash dividends of Rp.4,400.1 billion.
Year ended December 31, 2005 compared to year ended December 31, 2004
Operating Revenues
      Total operating revenues increased by Rp.7,859.4 billion, or 23.2%, from Rp.33,947.8 billion in 2004 to Rp.41,807.2 billion in 2005. Increase in operating revenues in 2005 was primarily due to increases in revenues from cellular, interconnection and data and Internet.
Fixed Line Telephone Revenues
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
Cellular Telephone Revenues
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
      As a result of the higher rate of growth in the number of prepaid subscribers than postpaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 91.9% as of December 31, 2004 to 93.9% as of December 31, 2005. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp.102,000 in 2004 to approximately Rp.87,000 in 2005. Despite the decrease in overall ARPU for voice, the SMS/non-voice ARPU for postpaid increased (by approximately 15%) due to the increase in premium SMS, mobile banking services and other value-added services.
Interconnection Revenues
      Net interconnection revenues increased by Rp.1,554.1 billion, or 25.1%, from Rp.6,188.0 billion in 2004 to Rp.7,742.1 billion in 2005. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenues included incoming international long-distance revenues from TELKOM’s IDD service (TIC-007), net of interconnection charges for outgoing international long-distance calls.
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
KSO Revenues (Joint Operation Scheme Revenues)
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
Data and Internet Revenues
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
Network Revenues
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
Revenues under Revenue-Sharing Arrangements (“PBHs”)
      Revenues under revenue-sharing arrangements increased by Rp.21.7 billion, or 7.7%, from Rp.280.6 billion in 2004 to Rp.302.3 billion in 2005. The increase in revenue under revenue-sharing arrangements was due to an increase in amortization of unearned income under the revenue-sharing arrangements, which is in line with the increase in the number of revenue-sharing arrangements. Amortization of unearned income under revenue-sharing arrangements increased by Rp.54.7 billion, or 66.7%, from Rp.82.0 billion in 2004 to Rp.136.7 billion in 2005. Net share in revenue earned under revenue-sharing arrangements decreased by Rp.33.0 billion, or 16.6%, from Rp.198.6 billion in 2004 to Rp.165.6 billion in 2005. The total number of revenue-sharing arrangements increased from 79 contracts as of December 31, 2004 to 90 contracts as of December 31, 2005. Although the total number of revenue-sharing arrangements increased, most of them did not generate significant pulse in 2005.
Other Telecommunications Services Revenues
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
Operating Expenses
      Total operating expenses increased by Rp.5,276.5 billion, or 27.3%, from Rp.19,359.9 billion in 2004 to Rp.24,636.4 billion in 2005. The increase in total operating expenses was attributable to substantial increases in depreciation, operations, maintenance and telecommunications services expenses and personnel expenses, and write-down of assets.
Personnel Expenses
      Personnel expenses increased by Rp.1,653.0 billion, or 33.7%, from Rp.4,910.0 billion in 2004 to Rp.6,563.0 billion in 2005. The main contributors were the increase in salaries and related benefits, and vacation pay, incentives and other benefits, primarily due to the implementation of performance-based remuneration system in July 2004 which resulted in increased base salary, allowances, incentives and bonuses. These led to an increase in recurring employee expenses, as follows:

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
Depreciation Expense
      Depreciation expense increased by Rp.1,132.1 billion, or 17.6%, from Rp.6,438.6 billion in 2004 to Rp.7,570.7 billion in 2005. The increase in depreciation expense was primarily due to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and an increase in TELKOM’s capital expenditures for network infrastructure (transmission network, backbone and access network), particularly for fixed wireless. In addition, the increase in depreciation expense was also because TELKOM shortened the estimate of remaining useful lives for WLL and approach link equipment and the Jakarta and West Java BSS equipment, which contributed to increase in depreciation expense by Rp.471.2 billion and Rp.159.0 billion, respectively, in 2005. See “— Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses” above.
Write-down of Assets
      In 2005, TELKOM recognized a write-down of assets of Rp.616.8 billion related to transmission installation and equipment of fixed wireless assets. This write-down was made as a result of TELKOM’s review of the recoverable amount of the cash-generating unit of its fixed wireless assets following the Government’s decision to set aside the 1900 MHz frequency spectrum for exclusive use in 3G services and the 800 MHz frequency spectrum for CDMA-based technology network commencing at the end of 2007. As a result of this decision, TELKOM’s BSS equipment in Jakarta and West Java, which currently operates in the 1900 MHz frequency spectrum, will no longer be operational commencing at the end of 2007 and, furthermore, this equipment must be replaced with BSS equipment operating in 800 MHZ. See “— Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses” above.
Loss on Procurement Commitments
      In 2005, TELKOM recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in the Jakarta and West Java areas amounting to Rp.79.4 billion. See “— Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses” above.
Operations, Maintenance and Telecommunications Services Expenses
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

•	an increase in the cost of phones and SIM and RUIM cards by Rp.215.6 billion to Rp.582.3 billion in 2005, an increase of 58.8%, due to increases in expenses for TELKOM and Telkomsel prepaid cards. TELKOM’s cost of fixed wireless cards (starterpack/voucher/replacement) increased by Rp.72.5 billion, or 220.4%, from Rp.32.9 billion in 2004 to Rp.105.4 billion in 2005. Telkomsel’s cost of cards increased by Rp.142.2 billion, or 44.9%, from Rp.316.5 billion in 2004 to Rp.458.7 billion in 2005, due to a substantial increase in subscribers, particularly prepaid subscribers; and

•	total concession fees increased by Rp.450.1 billion to Rp.1,257.4 billion in 2005, an increase of 55.8%, primarily due to 125.3% increase or Rp.394.5 billion in concession fees paid to the Government from Rp.314.7 billion in 2004 to Rp.709.2 billion in 2005, in line with the growth in operating revenues and incurrence of USO contributions by TELKOM and Telkomsel to the Government beginning in 2005. Total USO contribution incurred by TELKOM and Telkomsel for the fiscal year 2005 amounted to Rp.307.7 billion.

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
General and Administrative Expenses
      General and administrative expenses increased by Rp.164.2 billion, or 6.3%, from Rp.2,599.8 billion in 2004 to Rp.2,764.0 billion in 2005. In particular, in 2005:

•	amortization of goodwill and other intangible assets increased by Rp.45.9 billion to Rp.918.2 billion, or 5.3%, mainly due to an increase in amortization of intangible assets resulting from acquisitions of KSO IV on January 20, 2004 and the remaining 9.68% interest in Dayamitra on December 14, 2004. The intangible assets resulting from such acquisitions were amortized for the full year in 2005, compared to 2004 when it was only amortized from the date of acquisition;

•	collection expenses increased by Rp.20.1 billion to Rp.379.1 billion, an increase of 5.6%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp.20.5 billion, or 14.3%, to Rp.164.4 billion in 2005, primarily due to an increase in the salary of security guards by Rp.21.5 billion;

•	provision for doubtful accounts and inventory obsolescence increased by Rp.131.3 billion, or 36.7%, to Rp.489.0 billion in 2005, primarily due to an increase in TELKOM and Telkomsel customer defaults as subscriber numbers increased; and

•	general and social contributions expenses increased by Rp.92.5 billion, or 82.7%, to Rp.204.3 billion, which increase was primarily due to an increase in social contribution funding and community development expenses by Rp.60.6 billion to Rp.91.9 billion in 2005, pursuant to TELKOM’s AGMS resolution on June 24, 2005.
      This increase was partially offset by:

•	training, education and recruitment expenses, which decreased by Rp.50.6 billion to Rp.177.9 billion, or 22.2%, following a decrease in TELKOM’s employee training programs primarily due to a more rigorous selection process for its overseas training;

•	travel expenses, which decreased by Rp.20.9 billion, or 10.9%, to Rp.171.7 billion in 2005, primarily due to a decrease in local travel cost by Rp.12.7 billion; and

•	printing and stationery expenses, which decreased by Rp.30.8 billion, or 38.0%, to Rp.50.2 billion in 2005, primarily due to a decrease in printing and photocopy expenses by Rp.14.8 billion, as well as a decrease in stationery expenses by Rp.15.6 billion, resulting from the implementation of cost-saving plans.
      Other components of general and administrative expenses did not contribute significantly to operating expenses in 2005.
Marketing Expenses
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
Other Income (Expenses)
      Other expenses decreased by Rp.909.2 billion, or 49.5%, from Rp.1,838.5 billion in 2004 to Rp.929.3 billion in 2005. The decrease in other expenses was primarily due to a decrease of 57.7% in foreign exchange losses, primarily due to a decrease in TELKOM’s borrowings denominated in foreign currencies and the relatively modest depreciation of the Rupiah in 2005 compared to 2004. In particular, in 2005:

•	Loss on foreign exchange-net decreased by Rp.704.0 billion from a net loss of Rp.1,220.8 billion in 2004 to a net loss of Rp.516.8 billion in 2005, primarily due to lower foreign exchange losses on US Dollar borrowings in 2005 compared to 2004, resulting from a decrease in TELKOM’s US Dollar borrowings and the relatively modest depreciation of the Rupiah;

•	Interest expense decreased by Rp.92.8 billion, or 7.3%, from Rp.1,270.1 billion in 2004 to Rp.1,177.3 billion in 2005, reflecting primarily decreases in short-term bank loans and long-term debts of TELKOM;

•	Interest income increased by Rp.26.8 billion, or 8.4%, from Rp.317.9 billion in 2004 to Rp.344.7 billion in 2005, primarily due to a slight increase in the average balance of time deposits. See Note 6 to the consolidated financial statements; and

•	Others (net) increased by Rp.78.1 billion, from Rp.331.1 billion in 2004 to Rp.409.2 billion in 2005, primarily resulting from an increase in income from penalties on overdue payments.
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
Equity
      Total shareholders’ equity increased by Rp.5,164.4 billion, or 28.5%, from Rp.18,128.0 billion in 2004 to Rp.23,292.4 billion in 2005. The increase in total shareholders’ equity was primarily the result of net income of Rp.7,993.6 billion for the year 2005, partially offset by cash dividends of Rp.2,921.2 billion.
Retained Earnings
      Appropriated and unappropriated retained earnings decreased by Rp.2,215.9 billion from Rp.18,686.9 billion in 2004 to Rp.16,471.0 billion in 2005. The decrease in appropriated and unappropriated retained earnings was due to the change in method of accounting for restructuring transactions between entities under common control, which resulted in TELKOM reclassifying the difference in value of restructuring transactions between entities under common control amounting to Rp.7,288.3 billion as a charge to unappropriated retained earnings as of January 1, 2005, and cash dividends of Rp.2,921.2 billion, which decrease was offset by net income for the year 2005 of Rp.7,993.6 billion. The reclassification of the difference in value of restructuring transactions between entities under common control amounting to Rp.7,288.3 billion as a charge to unappropriated retained earnings as of January 1, 2005 has no effect on net consolidated stockholders’ equity. See “— Changes in Methods of Accounting under Indonesian GAAP” above and Note 4 to TELKOM’s consolidated financial statements.
TELKOM’s Results of Operations by Segment
      TELKOM has three main business segments: fixed wireline, fixed wireless and cellular. Operating segments that do not individually represent more than 10% of TELKOM’s revenues are presented as “Other” and comprise the telephone directories and building management business. See Note 47 to TELKOM’s consolidated financial statements.

	Year Ended December 31,

	2004	2005	2006	2006

	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Fixed Wireline Segment results
External operating revenues	18,860.8	19,637.4	20,137.8	2,237.5
Inter-segment operating revenues	4.3	305.4	514.6	57.2

Total revenues	18,865.1	19,942.8	20,652.4	2,294.7

Segment expense	(12,207.7)	(14,378.8)	(16,257.5)	(1,806.4)

Segment result	6,657.4	5,564.0	4,394.9	488.3

Depreciation and amortization	(3,568.2)	(4,006.2)	(4,290.9)	(476.8)
Amortization of goodwill and other intangible assets	(851.1)	(896.9)	(932.7)	(103.6)
Other non-cash expenses	(244.4)	(292.4)	(325.1)	(36.1)

	Year Ended December 31,

	2004	2005	2006	2006

	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Fixed Wireless
Segment results
External operating revenues	575.4	1,449.7	2,806.2	311.8
Inter-segment operating revenues	(51.1)	(167.9)	(253.4)	(28.2)

Total revenues	524.3	1,281.8	2,552.8	283.6

Segment expense	(789.6)	(2,174.7)	(1,815.8)	(201.8)

Segment result	(265.3)	(892.9)	737.0	81.8

Depreciation and amortization	(230.0)	(537.3)	(452.8)	(50.3)
Write-down of assets and loss on procurement commitments	—	(696.1)	—	—
Other non-cash expenses	—	(21.6)	—	—
Cellular
Segment results
External operating revenues	14,201.8	20,384.9	28,205.1	3,133.9
Inter-segment operating revenues	534.8	691.2	863.2	95.9

Total revenues	14,736.6	21,076.1	29,068.3	3,229.8

Segment expense	(6,757.2)	(8,775.0)	(12,839.5)	(1,426.6)

Segment result	7,979.4	12,301.1	16,228.8	1,803.2

Depreciation and amortization	(2,651.0)	(3,046.6)	(4,427.8)	(492.0)
Amortization of goodwill and other intangible assets	—	—	(11.7)	(1.3)
Other non-cash expenses	(100.7)	(171.2)	(127.5)	(14.2)
Other
Segment results
External operating revenues	309.7	335.2	144.9	16.1
Inter-segment operating revenues	51.1	70.5	333.9	37.1

Total revenues	360.8	405.7	478.8	53.2

Segment expense	(320.7)	(328.2)	(384.3)	(42.7)

Segment result	40.1	77.5	94.5	10.5

Depreciation and amortization	(18.7)	(23.3)	(34.5)	(3.8)
Amortization of goodwill and other intangible assets	(21.3)	(21.3)	—	—
Other non-cash expenses	(5.3)	(4.8)	(5.7)	(0.6)
Results of Segments

Year ended December 31, 2006 compared to year ended December 31, 2005

Fixed Wireline Segment
      TELKOM’s fixed wireline segment revenues increased by Rp.709.7 billion, or 3.6%, from Rp.19,942.8 billion in 2005 to Rp.20,652.4 billion in 2006. This increase was in line with a 0.3% growth in the number of subscribers for fixed wireline, from 8,686,131 lines in service as of December 31, 2005 to 8,709,211 lines in service as of December 31, 2006. The increase in the fixed wireline segment revenues was primarily due to an increase in data and Internet revenues by Rp.364.8 billion, primarily due to an increase in Internet connection revenues from TELKOMNet Instant and the broadband access. This increase also contributed to an increase in network revenues by Rp.132.1 billion. The increases were partially offset by a decrease in fixed wireline’s voice revenues by Rp.382.0 billion, primarily due to a decrease in call volumes.
      TELKOM’s fixed wireline segment’s expenses increased by Rp.1,878.7 billion, or 13.1% from Rp.14,378.8 billion in 2005 to Rp.16,257.5 billion in 2006. The increase in fixed wireline segment expense was primarily due to an increase in personnel expenses by Rp.1,365.8 billion, or 24.2%, from Rp.5,648.6 billion in 2005 to Rp.7,014.5 billion in 2006. The increase in personnel expenses was caused by the increase in early retirement expenses and salaries and related benefits, vacation pay, incentives and other benefits. The increase in fixed wireline segment expense was also a result of an increase of Rp.144.5 billion in general and administrative expenses.

Fixed Wireless Segment
      TELKOM’s fixed wireless segment’s revenues increased by Rp.1,271.0 billion, or 99.2%, from Rp.1,281.8 billion in 2005 to Rp.2,552.8 billion in 2006. The increase in the fixed wireless segment revenues was due to the increase in fixed wireless’s voice revenues by Rp.590.9 billion in line with a 2.8% growth in the number of subscribers for fixed wireless, from 4,061,867 lines in service as of December 31, 2005 to 4,175,853 lines in service as of December 31, 2006. This increase was also contributed to by an increase of Rp.521.7 billion in fixed wireless’s Interconnection revenues.
      TELKOM’s fixed wireless segment’s expenses decreased by Rp.358.9 billion, or 16.5%, from Rp.2,174.7 billion in 2005 to Rp.1,815.8 billion in 2006. The decrease in the fixed wireless segment expense was primarily due to a decrease in operations, maintenance and telecommunication services expenses of Rp.642.8 billion from 2005 to 2006.

Cellular Segment
      TELKOM’s cellular segment’s revenues increased by Rp.7,992.3 billion, or 37.9%, from Rp.21,076.1 billion in 2005 to Rp.29,068.3 billion in 2006. The increase in the cellular segment revenues was primarily due to the increase in cellular voice revenues by Rp.6,051.7 billion, cellular SMS revenues by Rp.1,267.0 billion, and cellular data communication revenues by Rp.340.6 billion in line with the 46.7% growth in Telkomsel’s total cellular subscribers from 24,269,353 subscribers as of December 31, 2005 to 35,597,171 subscribers as of 2006.
      TELKOM’s cellular segment’s expenses increased by Rp.4,064.5 billion, or 46.3%, from Rp.8,775.0 billion in 2005 to Rp.12,839.5 billion in 2006. The increase in the cellular segment expense was primarily due to increases in operations, maintenance and telecommunication services expenses and depreciation expenses by Rp.1,676.2 billion and Rp.1,381.1 billion, respectively, in line with the growth in Telkomsel’s overall subscriber base from 24.3 million subscribers as of December 31, 2005 to 35.6 million subscribers as of December 31, 2006 as well as the number of Telkomsel’s BTSs from 9,895 units as of December 31, 2005 to 16,057 units as of December 31, 2006.

Other Segments
      TELKOM’s other segment’s revenues increased by Rp.73.1 billion, or 18.0%, from Rp.405.7 billion in 2005 to Rp.478.8 billion in 2006, due to the increase in Infomedia’s call center services revenue by Rp.49.1 billion.
      TELKOM’s other segment’s expenses increased by Rp.56.1 billion, or 17.1%, from Rp.328.2 billion in 2005 to Rp.384.3 billion in 2006, primarily due to an increase in the consulting costs of Infomedia.

Year ended December 31, 2005 compared to year ended December 31, 2004

Fixed Wireline Segment
      TELKOM’s fixed wireline segment revenues increased by Rp.1,077.7 billion, or 5.7%, from Rp.18,865.1 billion in 2004 to Rp.19,942.8 billion in 2005. The increase in fixed wireline segment revenues was primarily due to an increase in fixed wireline’s interconnection revenues by Rp.1,377.0 billion, primarily due to increases in international call volumes and outgoing calls to cellular users, and data and internet revenues by Rp.329.3 billion, primarily due to an increase in Internet connection revenues from TELKOMNet Instant and the broadband access services, partially offset by a decrease in fixed wireline’s voice revenues by Rp.862.5 billion, primarily due to a decrease in the call volumes.
      TELKOM’s fixed wireline segment expenses increased by Rp.2,171.1 billion, or 17.8% from Rp.12,207.7 billion in 2004 to Rp.14,378.8 billion in 2005. The increase in fixed wireline segment expenses was primarily due to an increase in personnel expenses by Rp.1,436.5 billion, or 34.1%, from Rp.4,212.1 billion in 2004 to Rp.5,648.6 billion in 2005. The increase in personnel expenses was caused by the increase in salaries and related benefits, vacation pay, incentives and other benefits primarily due to the implementation of a performance based remuneration system in July 2004 which resulted in increased base salary, allowances, incentives and bonuses. The increase in fixed wireline segment expense was also contributed to by an increase of Rp.425.4 billion in depreciation expense, due primarily to a change in the estimate of the remaining useful lives for WLL and approach link equipment. See “— Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses” above.

Fixed Wireless Segment
      TELKOM’s fixed wireless segment revenues increased by Rp.757.5 billion, or 144.5%, from Rp.524.3 billion in 2004 to Rp.1,281.8 billion in 2005. The increase in fixed wireless segment revenues was due to the increase in fixed wireless’s voice revenues by Rp.975.5 billion in line with a 184.2% growth in the number of subscribers for fixed wireless, from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005. This increase was partially offset by the decrease in fixed wireless interconnection revenues, resulting from a decrease in incoming and outgoing calls to and from cellular users.
      TELKOM’s fixed wireless segment expenses increased by Rp.1,385.1 billion, or 175.4%, from Rp.789.6 billion in 2004 to Rp.2,174.7 billion in 2005. The increase in fixed wireless segment expenses was primarily due to a write-down of assets of Rp.616.8 billion, loss on procurement commitments of Rp.79.4 billion and an increase in depreciation expense by Rp.307.3 billion, due primarily to an increase in TELKOM’s fixed wireless assets and a change in the estimate of the remaining useful lives for the Jakarta and West Java BSS equipment. See “— Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses” above.

Cellular Segment
      TELKOM’s cellular segment revenues increased by Rp.6,339.5 billion, or 43.0%, from Rp.14,736.6 billion in 2004 to Rp.21,076.1 billion in 2005. The increase in cellular revenues was primarily due to the increase in cellular telephone revenues by Rp.4,149.6 billion as well as in cellular SMS revenues by Rp.1,656.8 billion in line with 49% growth in Telkomsel’s total cellular subscribers from 16,290,508 subscribers as of December 31, 2004 to 24,269,353 subscribers as of December 31, 2005.
      TELKOM’s cellular segment expenses increased by Rp.2,017.8 billion, or 29.9%, from Rp.6,757.2 billion in 2004 to Rp.8,775.0 billion in 2005. The increase in cellular segment expenses was primarily due to increases in operations, maintenance and telecommunications services expenses and depreciation expenses by Rp.1,116.5 billion and Rp.395.6 billion, respectively, in line with the growth in Telkomsel’s overall capacity from 17.9 million subscribers as of December 31, 2004 to 26.2 million subscribers as of December 31, 2005 as well as the number of Telkomsel’s BTSs from 6,205 units as of December 31, 2004 to 9,895 units as of December 31, 2005.

Other Segment
      TELKOM’s other segment revenues increased by Rp.44.9 billion, or 12.4%, from Rp.360.8 billion in 2004 to Rp.405.7 billion in 2005, due to the increase in Infomedia’s call center service revenue by Rp.43.1 billion.
      TELKOM’s other segment expenses increased by Rp.7.5 billion, or 2.3%, from Rp.320.7 billion in 2004 to Rp.328.2 billion in 2005, primarily due to an increase in the printing costs of Infomedia.
Reconciliation to U.S. GAAP
      TELKOM prepares its consolidated financial statements in accordance with Indonesian GAAP and prepares a reconciliation of consolidated net income and stockholders’ equity in accordance with U.S. GAAP pursuant to the requirements of the U.S. Securities and Exchange Commission. The following table sets out consolidated net income for the years ended and consolidated stockholders’ equity as of December 31, 2004, 2005 and 2006 in accordance with Indonesian GAAP and U.S. GAAP:

	Year Ended December 31,

	2004	2005	2006	2006

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net income in accordance with:
Indonesian GAAP	6,614.6	7,993.6	11,005.6	1,222.8
U.S. GAAP	6,468.6	7,840.1	12,111.5	1,345.7

	Year Ended December 31,

	2004	2005	2006	2006

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Stockholders’ equity in accordance with:
Indonesian GAAP	18,128.0	23,292.4	28,068.7	3,118.7
U.S. GAAP	19,570.9	24,568.5	26,308.6	2,923.2
Summary of Significant Differences Between Indonesian GAAP and U.S. GAAP
      The consolidated financial statement of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated statements of cash flows together with the reconciliation in Note 57 comply with SFAS 95 “Statement of Cash Flows”. A description of the differences and their effects on net income and stockholders’ equity are set forth below:
(1) Description of differences between Indonesian GAAP and U.S. GAAP
Voluntary Termination Benefits
      Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.
      Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.
Foreign Exchange Differences Capitalized to Assets under Construction
      Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

      Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income.
Interest Capitalized on Assets under Construction
      Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.
      Under U.S. GAAP, there is no minimum limit (i.e., a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly to current operations.
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
      Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the revenue-sharing arrangements is recorded as interest expense with the balance treated as a reduction of the obligation under revenue-sharing arrangements.
Employee Benefits
      As of January 1, 2005, the Company and its subsidiaries adopted PSAK 24R in accounting for the costs of pension benefit, post-retirement health care benefit and long service awards for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions retrospectively as of January 1, 2004.
      The differences between the accounting by the Company and its subsidiaries for the pension benefit and post-retirement health care benefit under Indonesian GAAP and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows:

i.	Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

ii.	Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S. GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” on January 1, 1992 and January 1, 1995, respectively are deferred and amortized systematically over the estimated remaining service period for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.

      Under Indonesian GAAP, recognition of a minimum liability for the pension plans is not required. Under U.S. GAAP, for the years ended December 31, 2004 and 2005, the Company and its subsidiaries were required to recognize an additional minimum liability when the accumulated benefits obligation exceeded the fair value of the plan assets with the equal amount recognized as an intangible assets, provided that the asset recognized did not exceed the amount of unrecognized prior service cost. If the additional liability required to be recognized exceeded unrecognized prior service cost, the excess was reported in other comprehensive income, net of tax.
      In addition, there is a difference between the accounting by the Company for certain benefits under long service awards under Indonesian GAAP and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006. Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. The amortized amount is recorded as a component of net periodic benefit cost for the year. Under U.S. GAAP, the obligation for the accumulating post-retirement benefits is measured in accordance with the guidance in SFAS 87, as permitted by SFAS 112 “Employers’ Accounting for Post-employment Benefits”. The prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.
      In September 2006, the FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132R”. The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective as of the end of the year ended after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 as of the end of the year ended December 31, 2006.
SFAS 158 does not change the determination of net periodic benefit costs under SFAS 87, SFAS 106 and SFAS 112. The impacts of the adoption of SFAS 158 as of the end of the year ended December 31, 2006 are as follow:

i.	The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as a net pension liability on the balance sheet. This is similar to the Indonesian GAAP requirements.

ii.	On adoption of SFAS 158, the unrecognised actuarial losses, prior service costs, and transition obligations were recognised, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortised and reported as a component of net periodic benefit cost in the consolidated statement of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.
Equity in Net Income or Loss of Associated Companies
      The Company records its equity in net income or loss of its associated companies based on those associated companies’ financial statements that have been prepared under Indonesian GAAP.
      For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of those associated companies.
Land Rights
      In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as collateral for borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.
      Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.
Revenue Recognition
      Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenue when connection takes place (for postpaid services). Sales of starter packs are recognized as revenue upon delivery to distributors, dealers, or customers (for prepaid services). Installation fees for wire line services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.
      Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships. Revenues from calling cards are recognized upon usage or expiration.
Amortization of Goodwill
      Under Indonesian GAAP, goodwill is amortized over a period not exceeding 20 years.
      Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.
Capital Leases
      Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.
      Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.
Acquisition of Dayamitra
      On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the remaining 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell its 9.68% interest to the Company under those same terms. The fixed price of the call equaled the fixed price of the put option. Under U.S. GAAP, the Company accounted for the option contracts on a combined basis together with the minority interest and as a financing arrangement for the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.
      On December 14, 2004, the Company exercised the call option to acquire the 9.68% interest in Dayamitra.
      Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest. In addition, the option price paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% interest in Dayamitra only on December 14, 2004 following the exercise of the option.
      The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the timing and amounts of the purchase consideration recognized under Indonesian GAAP and U.S. GAAP.

Asset Retirement Obligations
      Under Indonesian GAAP, costs associated with the retirement of long-lived assets that the Company and its subsidiaries must cover by law as a result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to the consolidated statement of income as incurred.
      Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of the acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing their contractual agreements to determine whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute and ordinance, or by legal construction of a contract under the doctrine of promissory estoppel. A present value technique is used to estimate the fair value of the obligations. The cash flows used in the estimates of fair value have incorporated the assumptions relating to the timing and the amount of the possible cash flows. Accretion expense resulting from the passage of time is recognized in the consolidated statement of income. In subsequent periods, changes resulting from the revisions to the timing and the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in (a) the carrying amount of the liability, and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.
Deferred Income Taxes
      Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of its equity method investments when it is not probable that these differences will reverse in the foreseeable future.
      Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments.
Impairment of Assets
      Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.
      Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.
      Through the year ended December 31, 2004, there were no impairment charges recognized by the Company or its subsidiaries. In 2005, the Company recognized impairment charges on BSS equipment which are part of transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets was less than their carrying amount. Therefore, for U.S. GAAP reporting purposes, these assets were written down to their estimated fair value based on their discounted estimated future cash flows. The estimated fair value of the impaired assets determined under U.S. GAAP was the same as that determined under Indonesian GAAP and accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

Gain (loss) on Disposal of Property, Plant and Equipment
      Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.
      Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as a component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2004, 2005 and 2006, the operating income would have been higher (lower) by (Rp.26,089) million, Rp.46,193 million, and (Rp.47,983) million, respectively, and other income (expenses) would have been lower (higher) by the same amounts due to the inclusion of the gains (losses) on disposals of property, plant and equipment in the determination of operating income.
Reclassification of Difference in Value of Restructuring Transactions Between Entities Under Common Control
      Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer existed as of January 1, 2005.
      Under U.S. GAAP, the difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.
Available-For-Sale-Securities
      Under Indonesian GAAP, available-for-sale securities are carried at fair value and changes in fair value are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under equity.
      Under U.S. GAAP, available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of other comprehensive income.
Cumulative Translation Adjustments
      Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.
      Under U.S. GAAP, the resulting translation adjustments are reported in other comprehensive income.
Amendment and Restatement of the Joint Operation Scheme in Regional Division VII
      As discussed in Note 5e to the consolidated financial statements, the Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.
      Under Indonesian GAAP, the fair value of the unearned income relating to the revenue-sharing arrangements was deemed to be equal to the fair value of the property, plant and equipment under those revenue-sharing arrangements based on the accounting treatment of revenue sharing agreements under Indonesian GAAP. Under U.S. GAAP, the fair value of the obligation under the revenue-sharing arrangements has been determined to be Rp.473,754 million based on the present value of the estimated future payments to PT Bukaka Singtel International (BSI)’s business partners under the revenue-sharing arrangements.
      Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable asset acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP. For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under EITF 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.
      (2) The significant adjustments to the consolidated net income for the years ended December 31, 2004, 2005 and 2006 and to the consolidated stockholders’ equity as of December 31, 2005 and 2006 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	2004	2005	2006

	Rp. million	Rp. million	Rp. million
Net income according to the consolidated statements of income prepared under Indonesian GAAP	6,614,568	7,993,566	11,005,577
U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	—	—	1,461,149
Capitalization of foreign exchange losses, net of related depreciation of Rp.75,870 million, Rp.77,010 million and Rp.79,178 million, respectively	1,587	77,010	79,178
Interest capitalized on assets under construction, net of related depreciation of Rp.13,392 million, Rp.17,275 million and Rp.23,270 million, respectively	26,802	23,825	73,934
Revenue-sharing arrangements	155,369	69,173	58,545
Pension	(148,517)	(104,877)	(95,788)
Post-retirement health care	(75,964)	(104,466)	(101,205)
Long service awards	(122,462)	(90,933)	201,345
Equity in net income (loss) of associated companies	(177)	(192)	(223)
Amortization of land rights	(13,907)	(4,881)	(16,947)
Revenue recognition	54,159	5,046	(4,547)
Amortization of goodwill	21,270	21,270	8,858
Capital leases	(3,435)	(47,524)	(27,580)
Adjustment for consolidation of Dayamitra	(72,361)	5,084	11,127
Asset retirement obligations	(848)	(848)	(11,255)
Amendment and restatement of the Joint Operation Scheme in Regional Division VII	—	—	4,479

	2004	2005	2006

	Rp. million	Rp. million	Rp. million
Deferred income tax:
Deferred income tax on equity method investments	(11,234)	(3,206)	2,053
Deferred income tax effect on U.S. GAAP adjustments	61,742	18,288	(520,693)

	(127,976)	(137,231)	1,122,430
Minority interest	(18,019)	(16,244)	(16,559)

Net adjustments	(145,995)	(153,475)	1,105,871

Net income in accordance with U.S. GAAP	6,468,573	7,840,091	12,111,448

Net income per share — in full Rupiah amount	320.86	388.89	602.12

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)	12,834.47	15,555.74	24,085.00

	2005	2006

	Rp. million	Rp. million
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP	23,292,401	28,068,689

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	—	1,461,149
Capitalization of foreign exchange differences — net of related depreciation	(471,876)	(392,698)
Interest capitalized on property under construction — net of related depreciation	152,439	226,373
Revenue-sharing arrangements	(223,154)	(164,609)
Pension	1,851,509	(115,601)
Post-retirement health care	1,038,095	(1,786,355)
Long service awards	(213,395)	(234,052)
Equity in net income (loss) of associated companies	(18,621)	(18,844)
Amortization of land rights	(83,999)	(100,946)
Revenue recognition	(709,343)	(713,890)
Amortization of Goodwill	85,079	93,937
Capital leases	(29,836)	(57,416)
Adjustment for consolidation of Dayamitra	(56,644)	(45,517)
Asset retirement obligations	(2,544)	(13,799)
Amendment and restatement of the Joint Operation Scheme in Regional Division VII	—	4,479
Deferred income tax:
Deferred income tax on equity method investments	35,040	38,768
Deferred income tax effect on U.S. GAAP adjustments	(66,182)	39,180

	1,286,568	(1,779,841)
Minority interest	(10,481)	19,724

Net adjustments	1,276,087	(1,760,117)

Stockholders’ equity in accordance with U.S. GAAP	24,568,488	26,308,572

B.	Liquidity and Capital Resources
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
      TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:

•	capital expenditures for existing and new network and backbone infrastructure, including a backbone transmission network on Ring JASUKA (Java, Sumatra and Kalimantan), Submarine Cable JDM (Jember-Denpasar- Mataram), the expansion of TELKOM’s fixed wireless access networks, the expansion of Submarine Cable SUB (Surabaya-UjungPandang-Banjarmasin), an additional ground satellite segment in Jakarta, fiber optic transmission network Medan-Padang, softswitch development, the installation and upgrading of fixed lines and increased capacity in its mobile cellular service conducted through Telkomsel (see “— Capital Expenditures” below);

•	debt service requirements relating to existing indebtedness, including two-step loans, its short-term loans with Bank Central Asia and Bank Niaga, and its medium-term notes of Rp.465 billion, IDR bonds of Rp.1 trillion, its loan facility from Bank Central Asia in relation to the construction of the Sumatra backbone network, its loan from a consortium of banks for the Regional Division V junction project, its loans from Citibank N.A. through its Hermes Export facility, the High Performance Backbone facility and the EKN-Backed facility and a loan from the Export and Import Bank of Korea in connection with the CDMA project;

•	installment payments of the purchase price for shares of AriaWest which are expected to be fully paid by January 31, 2009;

•	payments of contributions to TELKOM’s defined benefit pension plan and post-retirement health care plan;

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, commencing February 2004 and terminating in 2010; and

•	fixed monthly payments to PT Bukaka Singtel International (BSI) pursuant to the amended and restated agreement for KSO VII, commencing October 2006 and terminating in 2010.
      Liquidity and capital resources will also be required for TELKOM to change its current DLD access code as a result of the end of TELKOM’s exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and the costs for customer education and marketing. TELKOM will be required to fully implement this change in its DLD access code by April 1, 2010. See Item 4. “Information on the Company — B. Business Overview  — Regulations — DLD and IDD Services.”
      In addition, liquidity and capital resources will be required for the share repurchase plan. See Item 7. “Major Stockholders and Related Party Transactions — A. Major stockholders — General.”
      The primary sources of financing available to TELKOM consist of: (i) cash flow from its operating activities; (ii) financing from bonds issuance; (iii) financing from banks or export credit agencies (including financing procured by its vendors); and (iv) deferred vendor payment arrangements.
      TELKOM believes that these sources of financing will be sufficient to fund its planned capital expenditures, its anticipated working capital needs and its likely contractual obligations and commitments in the short and long term. Nonetheless, if global or Indonesian economic conditions worsen, competition or product substitution accelerates beyond current expectations or the value of the Rupiah depreciates significantly against the US Dollar, TELKOM’s net cash flow from its operating activities may decrease and the amount of the required capital expenditures in Rupiah terms may increase, any of which may negatively impact its liquidity.

      TELKOM manages the liquidity for all of its businesses, including KSO units controlled by TELKOM, on a total group basis. However, Telkomsel manages its own liquidity and accesses capital resources, independently of TELKOM. With regard to Telkomsel, its management expects to continue focusing on enhancing and expanding Telkomsel’s network capacity and infrastructure. It is expected that these expenditures will allow Telkomsel to maintain its position as the leading provider of mobile cellular services in Indonesia in an increasingly competitive market for such services. In recent years, Telkomsel’s primary source of financing has been cash flow from operating activities and bank loans. Telkomsel’s management believes that Telkomsel will continue to generate sufficient cash flow from its operating activities to fund planned capital expenditures in the short and long term and should it require additional financing, it will use external financing sources such as bank facilities or debt market instruments such as bonds or MTNs (medium-term notes).

Defaults and Waivers of Defaults under TELKOM Debt Facilities
      In 2005 and 2006, TELKOM was in breach of certain covenants in the debt facilities from Bank Central Asia (for High Performance Backbone) and the indenture in connection with TELKOM’s IDR bonds of Rp.1 trillion, whilst for debt facilities from Citibank (for High Performance Backbone), TELKOM was in breach only in 2005. Based on the covenants, TELKOM is not permitted to make any loans to or for the benefit of any person which in the aggregate exceed a certain amount. TELKOM has obtained written waivers from Citibank International plc, acting as agent for lenders under the relevant facility agreements, Bank Central Asia and PT Bank Rakyat Indonesia Tbk., acting as trustee of the IDR bonds.
Net Cash Flows
      The following table sets forth information concerning TELKOM’s consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements:

	Year Ended December 31,

	2004	2005	2006	2006

	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Net cash flows:
from operating activities	16,051.5	21,102.7	26,695.2	2,966.1
used in investing activities	(9,598.1)	(12,212.7)	(16,461.1)	(1,829.0)
used in financing activities	(6,904.9)	(8,339.4)	(7,382.8)	(820.3)
Change in cash and cash equivalents	(451.5)	550.6	2,851.3	316.8
Effect of foreign exchange changes on cash and cash equivalents	213.1	(32.0)	89.8	10.0
Cash and cash equivalents, beginning of Year	5,094.5	4,856.1	5,374.7	597.2
Cash and cash equivalents, end of year	4,856.1	5,374.7	8,315.8	924.0

Net Cash Flows from Operating Activities
      TELKOM’s primary sources of liquidity in recent years was cash flows from its operating activities. Net cash flows from its operating activities totaled Rp.16,051.5 billion, Rp.21,102.7 billion, and Rp.26,695.2 billion (US$2,966.1 million) in 2004, 2005, and 2006, respectively. In 2005 and 2006, the growth in operating cash flows principally resulted from the higher cash receipts from operating revenues as a result of growth in mobile cellular business conducted through Telkomsel, the higher interconnection revenues from mobile cellular operators and IDD operators, as well as from the IDD service business (TIC-007), and the higher data and internet revenues due to increased SMS, data communication and broadband internet access network usage.

Year ended December 31, 2006 compared to year ended December 31, 2005.
      In 2006 compared to 2005, net cash flows from operating activities increased by Rp.5,592.5 billion, or 26.5%, primarily due to:

•	an increase of Rp.6,017.0 billion, or 40.6%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	an increase of Rp.1,252.6 billion, or 16.9%, in cash receipts from interconnection services, primarily due to an increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	an increase of Rp.1,962.0 billion, or 28.2%, in cash receipts from data and Internet primarily due to increases in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
      This increase was partially offset by:

•	an increase of Rp.1,510.6 billion, or 10.1%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization); and

•	an increase of Rp.2,236.8 billion, or 45.3%, in cash payments for income tax, which is in line with the increase in net income.

Year ended December 31, 2005 compared to year ended December 31, 2004.
      In 2005 compared to 2004, net cash flows from operating activities increased by Rp.5,051.2 billion, or 31.5%, primarily due to:

•	an increase of Rp.4,327.7 billion, or 41.2%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	an increase of Rp.1,636.9 billion, or 28.4%, in cash receipts from interconnection services, primarily due to an increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	an increase of Rp.1,978.8 billion, or 39.8%, in cash receipts from data and Internet primarily due to increases in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
      This increase was partially offset by:

•	an increase of Rp.2,684.1 billion, or 21.9%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization, write-down of assets and loss on procurement commitments).
Net Cash Flows from Investing Activities
      Net cash flows used in investing activities totaled Rp.9,598.1 billion, Rp.12,212.7 billion, and Rp.16,461.1 billion (US$1,829.0) in 2004, 2005 and 2006, respectively. In 2004, 2005 and 2006, the net cash used in investing activities were primarily used for capital expenditures.
      Apart from cash on hand and cash in banks, TELKOM invests the majority of its excess cash from time to time in time deposits. Since May 14, 2004, TELKOM also has been investing a part of its excess cash in Rupiah-based mutual funds and other marketable securities. At December 31, 2006, no amount of time deposits had a maturity greater than three months, and Rp.84.5 billion (US$9.4 million) of mutual funds and other marketable securities were outstanding.

Year ended December 31, 2006 compared to year ended December 31, 2005.
      In 2006 compared to 2005, net cash flows used in investment activities increased by Rp.4,248.4 billion, or 34.8%, primarily due to:

•	an increase of Rp.3,793.7 billion, or 31.3%, in the acquisition of property, plant and equipment, primarily due to the installation of additional transmission stations, earth stations and equipment, cable network and the investment in data processing equipment; and

•	an increase of Rp.436.0 billion, in the payment of the 3G license up-front fee by Telkomsel.

Year ended December 31, 2005 compared to year ended December 31, 2004.
      In 2005 compared to 2004, net cash flows used in investment activities increased by Rp.2,614.6 billion, or 27.2%, primarily due to:

•	an increase of Rp.3,538.1 billion, or 41.3%, in the acquisition of property, plant and equipment, primarily due to an additional installation of transmission stations, earth stations and equipment, cable network and an investment in data processing equipment.
      This increase was partially offset by a decrease of Rp.851.2 billion, or 80%, in cash payments for advances for the purchase of property, plant and equipment.

Net Cash Flows from Financing Activities
      Net cash flows used in financing activities totaled Rp.6,904.9 billion, Rp.8,339.4 billion, and Rp.7,382.8 billion (US$820.3 million) in 2004, 2005 and 2006, respectively. In all three years, net cash flows from financing activities were comprised primarily of proceeds from borrowing, repayments of outstanding indebtedness and payments of cash dividends. In 2006, cash flow used in financing activities decreased by Rp.956.5 billion, or 11.5%, primarily resulting from an increase of Rp.1,962.3 billion in the proceeds from long-term borrowings, and Rp.1,226.7 billion in the repayments of short-term borrowings, offset by a 80.3% increase in the payments of cash dividends of Rp.2,390.5 billion and an increase of Rp.952.2 billion for the purchase of treasury stock.

Repayments of Current Indebtedness
      At December 31, 2004, 2005 and 2006, approximately 72.7%, 72.7%, and 47.1%, respectively, of TELKOM’s current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the US Dollar, such that the Rupiah amount of TELKOM’s cash flows used for the repayment of long-term liabilities was significantly affected by the appreciation of the Rupiah in 2006, compared to the depreciation of the Rupiah in 2004 and 2005.
      In 2004, 2005 and 2006, TELKOM made net repayments of current indebtedness for borrowed money of Rp.7,601.6 billion, Rp.4,096.8 billion, and Rp.2,542.1 billion (US$282.5 million), respectively. Cash outflows in 2006 reflected payments for:

•	short-term borrowings of Rp.507.1 billion;

•	medium-term notes of Rp.145.0 billion;

•	long-term borrowings of Rp.1,674.5 billion; and

•	promissory notes of Rp.201.3 billion and capital lease obligation of Rp.14.1 billion.

Payment of Cash Dividends
      TELKOM paid cash dividends, as determined by the Company’s annual shareholder meeting, as follows:

Date of Annual General Meeting	Dividend	Total Cash	Dividend
of Shareholders	Year	Dividends	Per Share

		(Rp. billion)	(Rp.)
July 30, 2004	2003	3,043.6	301.95
June 24, 2005	2004	3,064.6 (1)	152.01
June 30, 2006	2005	4,400.1	218.86
December 5, 2006	2006	971.0 (2)	48.41

(1)	Including interim cash dividends distributed in December 2004 of Rp.143.4 billion.

(2)	Interim cash dividends distributed in December 2006 of Rp.971.0 billion
     In 2004, 2005 and 2006, the amounts of cash dividends paid were effectively determined by the Government, which holds a majority of TELKOM’s issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM’s board of directors and the Government’s own funding needs in determining the portion of each year’s net income to be paid out as cash dividends.
      In 2004, 2005 and 2006, cash dividends paid to minority shareholders of subsidiaries amounted to Rp.682.4 billion, Rp.1,694.3 billion and Rp.2,067.7 billion, respectively, which primarily represented cash dividends paid to minority shareholders of Telkomsel.
      On June 22, 2007, Telkomsel held an Annual General Meeting of Shareholders that approved a change in the composition of Telkomsel’s Board of Commissioners and the Board of Directors and cash dividends of Rp.9,505.0 billion representing 85% of Telkomsel’s 2006 net income. Of the declared dividends, 35% will be paid to Singtel.

Escrow Accounts
      In 2006, TELKOM recorded a net decrease in escrow accounts of Rp.94.1 billion, or US$10.4 million, primarily resulting from a decrease in funds deposited into the escrow accounts established in connection with TELKOM’s acquisition of the remaining shares of Dayamitra. See Item 4. “Information on the Company — B. Business Overview — General — Joint Operation Scheme.”
Working Capital
      Net working capital, calculated as the difference between current assets and current liabilities, was Rp.(3,208.6) billion at December 31, 2005, and Rp.(6,614.9) billion (US$(735.0) million) at December 31, 2006. The decrease in net working capital was principally due to increases in trade accounts payable, taxes payable, accrued expenses, unearned income, short term bank loans, and current maturities of long-term liabilities. These increases were partially offset by increases in cash and cash equivalents, trade receivables, prepaid expenses, claims for tax refunds and a decrease in other current assets.

Current Assets
      Current assets were Rp.10,304.6 billion at December 31, 2005, and Rp.13,920.8 billion (US$1,546.8 million) at 2006, reflecting an increase of Rp.3,616.2 billion, or 35.1%. The increase in current assets was primarily due to:

•	an increase of Rp.2,941.1 billion, or 54.7%, in cash and cash equivalents from Rp.5,374.7 billion in 2005 to Rp.8,315.8 billion in 2006;

•	an increase of Rp.295.4 billion, or 38.0%, in prepaid expenses from Rp.777.9 billion in 2005 to Rp.1,073.3 billion in 2006;

•	an increase of Rp.139.4 billion, or 3.9%, in trade receivables from Rp.3,577.9 billion in 2005 to Rp.3,717.3 billion in 2006;

•	an increase of Rp.359.6 billion in claims for tax refunds from Rp.nil in 2005 to Rp.359.6 billion in 2006; and

•	an increase of Rp.62.4 billion, or 282.4%, in temporary investment from Rp.22.1 billion in 2005 to Rp.84.5 billion in 2006.
      These increases were partially offset by:

•	a decrease of Rp.5.5 billion, or 3.6%, in other receivables from Rp.153.2 billion in 2005 to Rp.147.7 billion in 2006;

•	a decrease of Rp.152.7 billion, or 95.7%, in other current assets from Rp.159.5 billion in 2005 to Rp.6.8 billion in 2006;

•	a decrease of Rp.16.5 billion, or 87.3%, in prepaid taxes from Rp.18.9 billion in 2005 to Rp.2.4 billion in 2006; and

•	a decrease of Rp.7.0 billion, or 3.2%, in inventories from Rp.220.3 billion in 2005 to Rp.213.3 billion in 2006.
      At December 31, 2004, 2005 and 2006, approximately 22.3%, 17.8% and 19.4%, respectively, of TELKOM’s current assets were denominated in foreign currencies, principally the Euro and the US Dollar in 2004 and the US Dollar in 2005 and 2006, such that the movements of the Rupiah exchange rate against US Dollar and Euro across these years affected TELKOM’s current assets.

Trade Receivables
      Trade receivables from related parties (net of allowance for doubtful accounts) decreased by Rp.9.7 billion, or 1.8%, from Rp.530.4 billion at December 31, 2005 to Rp.520.7 billion (US$57.9 million) at December 31, 2006, The decrease was primarily due to an elimination transaction in trade receivables from KSO VII as result of the business combination with KSO VII, and the increase of allowance for doubtful accounts for trade receivables by Rp.0.8 billion, or 0.9%, from Rp.84.3 billion at December 31, 2005 to Rp.85.1 billion (US$9.5 million) at 2006.
      Trade receivables from third parties (net of allowance for doubtful accounts) increased by Rp.149.1 billion, or 4.9%, from Rp.3,047.5 billion at December 31, 2005 to Rp.3,196.6 billion (US$355.2 million) at 2006, primarily due to an increase in trade receivables from residential and business subscribers.
      At December 31, 2006, compared to December 31, 2005, the allowance for doubtful accounts for trade receivables from third parties increased by Rp.98.3 billion, or 16.3%, from Rp.601.4 billion to Rp.699.7 billion (US$77.7 million), due to increase in the amount of trade receivables from third parties.

Other Current Assets
      At December 31, 2006, Rp.6.8 billion (US$0.8 million) of TELKOM’s time deposits with maturity of less than one year were restricted for security interests for bank guarantees.

Current Liabilities
      Current liabilities were Rp.13,513.2 billion at December 31, 2005 and Rp.20,535.7 billion (US$2,281.7 million) at December 31, 2006, reflecting an increase of Rp.7,022.5 billion, or 52.0% which is mainly due to increase in Rupiah denominated current liabilities. The increase in current liabilities primarily arose from increases in the following: (a) trade accounts payable; (b) taxes payable; (c) accrued expenses; (d) unearned income; and (e) short-term bank loans; and (f) current maturities of long-term liabilities.

Current Maturities of Long-term Liabilities
      Current maturities of long-term liabilities increased by Rp.2,448.5 billion, or 109.9%, from Rp.2,226.9 billion at December 31, 2005, to Rp.4,675.4 billion (US$519.5 million) at December 31, 2006. This increase was primarily due to the increases in current maturities of bank loans, notes and bonds, and deferred consideration for business combinations.

Accrued Expenses
      Accrued expenses increased by Rp.1,954.5 billion, or 128.5%, from Rp.1,521.2 billion at December 31, 2005, to Rp.3,475.7 billion (US$386.2 million) at December 31, 2006. The increase was primarily due to an increase of Rp.48.0 billion, or 10.8%, in accruals for general, administrative and marketing expenses from Rp.444.1 billion at December 31, 2005 to Rp.492.1 billion at December 31, 2006, an increase of Rp.258.4 billion, or 57.1%, in accrued salaries and benefits from Rp.452.4 billion at December 31, 2005 to Rp.710.8 billion at December 31, 2006, and an increase of Rp.144.6 billion, or 35.2% in accruals for operations, maintenance and telecommunication services expenses from Rp.411.1 billion at December 31, 2005 to Rp.555.7 billion at December 31, 2006, and an increase of Rp.1,528.4 billion or 100% in accrued expenses for the early retirement program from Rp.nil at December 31, 2005 to Rp.1,528.4 billion at December 31, 2006.
Indebtedness
      Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) at December 31, 2004, 2005 and 2006 were as follows:

	At December 31,

	2004	2005	2006	2006

	(Rp. in billion)	(Rp. in billion)	(Rp. in billion)	(US$ in million)
Indonesian Rupiah(1)	4,550.0	4,009.0	8,260,0	917.3
US Dollar(2),(3)	9,904.2	7,993.9	6,002.8	666.6
Japanese Yen(4)	1,512.4	1,302.6	1,088.6	121.0
Euro(5)	649.7	427.7	261.0	29.0

Total	16,616.3	13,733.2	15,612.4	1,733.9

(1)	For 2004, 2005 and 2006, the amounts also included bond issuance costs for TELKOM bonds of Rp.13.4 billion, Rp.8.15 billion and Rp.2.9 billion. In addition, the amount at December 31, 2006 included the present value of the future fixed monthly payments to be made for the deferred consideration for business combinations relating to the acquisition of KSO VII (the interest to be accreted over time amounting to Rp.536.8 billion (US$59.6 million)).
(2)	The amounts at December 31, 2004, 2005 and 2006 translated into Rupiah at Rp.9,300, Rp.9,835, and Rp.9,005 = US$1, respectively, being the Reuters sell rates for US Dollars at each of those dates.
(3)	The amounts at December 31, 2004 included the present values of the future payments to be made for the deferred consideration for business combinations relating to: a. the acquisition of AriaWest (the interest to be accreted over time amounting to US$9.7 million (Rp.90.2 billion)); b. the purchase of the remaining 9.68% interest in Dayamitra shares (the interest to be accreted over time amounting to US$1.3 million (Rp.11.9 billion)); and c. the acquisition of KSO IV (the interest to be accreted over time amounting to US$101.0 million (Rp.938.7 billion)).
The amounts at December 31, 2005 included the present values of the future payments to be made for the deferred consideration for business combinations relating to: a. the acquisition of AriaWest (the interest to be accreted over time amounting to US$5.8 million (Rp.57.3 billion);) b. the purchase of the remaining 9.68% interest in Dayamitra shares (the interest to be accreted over time amounting to US$0.3 million (Rp.2.5 billion)); and c. the acquisition of KSO IV (the interest to be accreted over time amounting to US$72.9 million (Rp.717.1 billion)).
The amounts at December 31, 2006 included the present values of the future payments to be made for the deferred consideration for business combinations relating to the acquisitions of AriaWest and KSO IV (the interests to be accreted over time amounting to US$2.9 million (Rp.26.1 billion) and US$48.6 million (Rp.437.7 billion), respectively).

(4)	The amounts at December 31, 2004, 2005 and 2006, translated into Rupiah at Rp.90.6, Rp.83.9, and Rp.75.7 = Yen 1, respectively, being the prevailing exchange rates for buying Yen at each of those dates.
(5)	The amounts at December 31, 2004, 2005 and 2006, translated into Rupiah at Rp.12,666.9, Rp.11,651.5 and Rp.11,853.3 = Euro 1, respectively, being the prevailing exchange rate for buying Euro at each of those dates.

     Of the total indebtedness at December 31, 2006, Rp.5,363.4 billion, Rp.3,011.4 billion and Rp.7,237.6 billion were scheduled for repayments in 2007, 2008, and 2009-2024, respectively. Of these amounts, Telkomsel was scheduled to repay Rp.1,666.7 billion in 2007, Rp.1,000.0 billion in 2008 and Rp.500.0 billion in 2009. Infomedia was scheduled to repay Rp.12.1 billion, Rp.10.3 billion and Rp.8.2 billion in 2007, 2008 and 2009-2011, respectively.
      TELKOM expects scheduled repayments of indebtedness to be financed primarily from the net cash flows from its operating activities and refinancing by TELKOM (Parent Company), Telkomsel, Dayamitra, and Infomedia.
      At December 31, 2006, approximately 52.2% of TELKOM’s Rupiah-denominated indebtedness and approximately 20.8% of its US Dollar-denominated indebtedness bore interest at floating rates. TELKOM’s Rupiah-denominated floating rate indebtedness bore interest rates between 11.2% and 13.7%, with rates generally based on interest rates on three-month Certificates of Bank Indonesia (SBI) plus a margin of 1.5%. The weighted average interest rate on Rupiah-denominated floating rate indebtedness at December 31, 2006 was 12.3%. TELKOM’s US Dollar-denominated floating rate indebtedness was subject to interest rates between 4.00% and 6.48%, with rates generally based on floating interest rates offered by the lenders or LIBOR plus a margin of between 0.5% and 0.75%. The weighted average interest rate on US Dollar-denominated floating rate indebtedness at December 31, 2006 was 6.5%. TELKOM’s Rupiah-denominated fixed rate indebtedness at that date bore a weighted average interest rate of 16.6%, while its US Dollar-denominated fixed rate indebtedness bore a weighted average interest rate of 6.56%. All of TELKOM’s Japanese Yen-denominated indebtedness was fixed rate and bore a weighted average interest rate at December 31, 2006 of 3.1%.
      At December 31, 2006, TELKOM had the following outstanding significant indebtedness:

•	Rp.4,476.6 billion (US$497.1 million) (including current maturities) in two-step loans through the Government;

•	Rp.997.1 billion (US$110.7 million) (after bond issuance costs) in IDR bonds issued by TELKOM;

•	Rp.465.1 billion (US$51.6 million) (including current maturities) in the indebtedness relating to TELKOM’s acquisition of 100% equity interest in AriaWest (after discount);

•	Rp.2,436.4 billion (US$270.6 million) representing the present value of the fixed monthly payments to be paid to MGTI in respect of the acquisition of KSO IV;

•	Rp.1,689.6 billion (US$187.6 million) representing the present value of the fixed monthly payments to be paid to PT Bukaka Singtel International (BSI) in respect of the acquisition of KSO VII;

•	Rp.464.8 billion (US$51.6 million) in medium-term notes (net of debt issuance costs) issued by TELKOM;

•	Rp.952.8 billion (US$105.8 million) in project financing from the Export and Import Bank of Korea in connection with the CDMA Project;

•	Rp.488.0 billion (Euro 22.0 million and US$25.2 million) (including current maturities) of Telkomsel’s loan from Citibank International plc through its Hermes Export facility (Rp.261.0 billion) and EKN-Backed facility (Rp.227.0 billion); and

•	Rp.3,166.7 billion (US$351.9 million) Telkomsel’s short-term and medium-term loans received from Mandiri, BCA, Citibank NA and BNI.

Two-Step Loans
      Since 1982, TELKOM has entered into a series of two-step loans, which were obtained by the Government from overseas banks and companies, which are then re-loaned to TELKOM to fund the development of telecommunications infrastructure and supporting equipment. TELKOM obtained its last two-step loan in 1994 and, as a public company, is no longer eligible to obtain Government-assisted financing of this type.
      At December 31, 2006, TELKOM’s outstanding principal indebtedness under the two-step loans totaled Rp.4,476.6 billion (US$497.4 million), of which US$199.5 million (Rp.1,795.8 billion) was denominated in US Dollars and ¥14,384.7 million (Rp.1,088.6 billion) was denominated in Japanese Yen. As of December 31, 2006, TELKOM has used all facilities of two-step loans and the draw period for the two-step loan has expired.
      Two-step loans bear fixed or floating rates. Floating rates are determined by reference to interest rates on the average of 3-month Certificates of Bank Indonesia (SBI) during the six months preceding the installment due date plus 1.0% per annum or the interest rate offered by lenders plus 5.25% for two-step loans which are payable in Rupiah and the interest rate offered by offshore lenders plus 0.5% for two-step loans which are payable in foreign currencies. Repayments of principal are due on the loans at various dates through 2024. For the years 2007 through 2011, aggregate scheduled repayments of principal range from Rp.368.6 billion to Rp.469.7 billion per year and average Rp.417.1 billion per year.
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
      As of December 31, 2006, the Company was in compliance with the above covenants.

Direct Borrowings
      Beginning in 2002, TELKOM began funding a significant portion of its capital expenditures through vendor-procured and other direct borrowings from banks and other lenders, including the capital markets.
      On April 10, 2002, TELKOM borrowed US$51.4 million and Rp.173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone in Sumatra. Citibank loans, which were supported by an export credit guarantee of Hermes Kreditversicherungs AG and Servizi Assicurativi del Commercio Estero (“SACE” Italy), bear interest rate at a rate equal to 6-month LIBOR plus 0.75% and fixed interest rate of 4.14%, respectively. Bank Central Asia loan bears interest at 4.35% plus the 3-month time deposit rate. As of December 31, 2006, the outstanding amounts under these facilities were US$14.0 million and Rp.28.7 billion.
      On June 21, 2002, as amended on April 4, 2003, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acted as facility agent for Rp.150 billion to fund the development of the regional junction Regional Division V project. The lenders charged interest at the rate of 19.5% for the first year and at the average three-month deposit rate plus 4% for the remaining years. A substantial portion of these loans was supported by export credit agency guarantees procured by the equipment vendors for the project. As of December 31, 2006, the outstanding amounts under these facilities was Rp.32.6 billion with the interest rate charged on the loan at 12.7%.
      On August 27, 2003 TELKOM entered into a Loan Agreement with The Export-Import Bank of Korea for approximately US$124.0 million, with a portion of the loan amount to be used by TELKOM to finance the CDMA procurement from the Samsung Consortium. The loan bears interest, commitment, and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December

30 of each year beginning in December 2006. As of December 31, 2006, the outstanding amounts under this facility was US$105.8 million.
      On December 3, 2004, Telkomsel entered into a short-term loan agreement with Bank Central Asia for a total facility of Rp.170 billion. The loan bears interest at the 3-month Bank Indonesia Certificate plus 1% (13.09% as of December 31, 2005), payable in arrears. The principal outstanding as of December 31, 2005 was Rp.170.0 billion. The loan was fully repaid on February 1, 2006.
      On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp.350.0 billion short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e., the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.233.3 billion.
      On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp.350,000 million short-term facility. The short-term facility is to be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.233,333 million.
      On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp.300.0 billion short-term facility. The short-term facility is to be repaid in three quarterly installments commencing after three months from the availability period (i.e., the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5%. (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.200.0 billion. For further details regarding TELKOM’s Short-Term Bank Loans, see Note 20 to the consolidated financial statements.
      On June 15, 2007, Telkomsel entered into loan agreements with Bank Central Asia Tbk, Bank Negara Indonesia Tbk and Bank Mandiri Tbk with total facilities of Rp.2,400 billion which consists of short-term loans and medium term loans. Subsequently, on the same date, Telkomsel entered into a loan agreement with Bank Rakyat Indonesia Tbk for a medium term loan facility of Rp.400 billion. The short term loans are repayable in 3 (three) equal quarterly installments beginning 3 (three) months after the end of availability period (the earlier of 3 (three) months after the date of agreements and the date on which the facilities have been fully drawn). The medium-term loans are repayable in 5 (five) equal semi-annual installments; the first installment shall be due 6 (six) months after the end of the availability period (the earlier of 12 (twelve) months after the date of the agreements and the date on which the facilities have been fully drawn). The loans bear interest at rate equal to the average rate for three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears.
      On April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a 12% per annum fixed rate revolving credit facility of Rp.800 million and an investment credit facility of Rp.1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp.3,350 million. The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp.500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. As of December 31, 2005 and 2006, the principal outstanding balance amounted to Rp.800 million and Rp.1,323 million, respectively.
      On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp.3,000 million for a one-year term. The loan facility was secured by certain of GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp.8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp.3,000 million and Rp.8,000 million, respectively.
      In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp.12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp.7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of December 31, 2005 and 2006 was Rp.nil and Rp.4,000 million, respectively.
      The credit facilities of Rp.8,000 million and Rp.7,000 million are secured by GSD’s property located in Jakarta.
      On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp.8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. As of December 31, 2006, the loan was fully drawn-down and the principal outstanding amounted to Rp.8,000 million.

IDR Bond Issuance
      On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounting to Rp.1,000 billion. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by TELKOM. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. Net proceeds after bond issuance costs of Rp.19.2 billion amounted to Rp.980.8 billion.
      As of December 31, 2004, all of the bond proceeds have been used, primarily for the CDMA project with the remainder for the access network.
      The Company must maintain the following consolidated financial ratios:

•	Debt service coverage ratio to exceed 1.5:1;

•	Debt to equity ratio to exceed (i) 3:1 for the period January 1, 2002 to December 31, 2002; (ii) 2.5:1 for the period January 1, 2003 to December 31, 2003; and (iii) 2:1 for the period January 1, 2004 to the date the bonds are redeemed; and

•	Debt to EBITDA ratio to not exceed 3:1.
      TELKOM also covenanted in the bonds indenture that during the periods the bonds are outstanding, TELKOM would not make any loans to or for the benefit of any person which in the aggregate exceed Rp.500 billion. In 2005 and 2006, TELKOM breached this covenant with regard to providing loans to certain subsidiary which in aggregate exceed Rp.500,000 million. However, TELKOM had obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds. See “— Defaults and Waivers of Defaults under TELKOM Debt Facilities” above.

Medium-Term Notes
      On December 13, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp.1,125 billion in four series, pursuant to a Medium-Term Notes Issuance Agreement dated December 13, 2004. Series A and Series B have matured and have been repaid as of December 31, 2005. Series C in the principal amount of Rp.145 billion matured on June 15, 2006 and bore interest at the rate of 8.2% per annum, and Series D is in the principal amount of Rp.465 billion, matured on June 15, 2007 and bore interest at the rate of 9.4% per annum. Interests on the outstanding MTN payable on June 15, 2006,

December 15, 2006 and June 15, 2007, have been paid on their due dates as of the date of this Annual Report. The MTN were offered at their principal amounts. TELKOM is expected to redeem the Series D MTN at the maturity date.
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
      TELKOM is required at the end of each calendar quarter during the life of the MTN to maintain certain financial ratios, namely: (i) debt service coverage ratio to exceed 1.5 to 1; (ii) debt to equity ratio not to exceed 2 to 1; and (iii) debt to EBITDA ratio not to exceed 3 to 1. As of the date of this Annual Report, TELKOM is in compliance with these ratios.

Acquisition Indebtedness and Option Purchase Price

Dayamitra
      On December 14, 2004, TELKOM exercised the option to buy the remaining 9.68% shares owned by TM Communication in Dayamitra to complete its 100% acquisition of Dayamitra. Payment for the shares in the amount of US$16.2 million was made on March 26, 2006 through an escrow account in Citibank Singapore. TELKOM has been making monthly payments of US$787,390 to the escrow account starting from December 26, 2004, which was ended on March 26, 2006. TELKOM issued a non-transferable promissory note to TM Communications as a guarantee to buy the shares on March 26, 2006, during which TM Communications will concurrently transfer the 9.68% share certificate of Dayamitra to TELKOM. As a result, TELKOM currently controls 100% of Dayamitra.

AriaWest
      On July 31, 2003, TELKOM acquired all the shares of AriaWest. As a result of the acquisition, TELKOM owes the former shareholders of AriaWest US$109.1 million, which is being repaid in ten semi-annual installments from July 31, 2004 through January 31, 2009. As of December 31, 2006, the amount payable to AriaWest’s former shareholders, before unamortized discount, totaled US$54.5 million.

KSO IV
      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. For details, see Item 4. “Information on the Company — B. Business Overview — General — Joint Operation Scheme.”
      At December 31, 2006, the remaining monthly payments to be made by TELKOM to MGTI, before unamortized discount, amounted to US$319.2 million (Rp.2,874.1 billion).

KSO VII
      On October 19, 2006, TELKOM and PT Bukaka Singtel International (BSI) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division VII. For details, see Item 4. “Information on the Company — B. Business Overview — General — Joint Operation Scheme.”
      TELKOM must pay to PT Bukaka Singtel International (BSI) a fixed monthly payment of Rp.55.64 billion from October 2006 to June 2007, and Rp.44.25 billion from July 2007 to December 2010.

Sumatra High Performance Backbone Network
      On April 10, 2002, TELKOM entered into four term loan facilities to finance the construction of the Sumatra high performance backbone network. These four facilities were entered into with (i) Bank Central Asia, for Rp.173 billion; (ii) Citibank N.A., for US$6.95 million; (iii) Citibank International plc as agent for certain lenders under a syndicated loan, for US$23.40 million (supported by an export credit guarantee of Hermes Kreditversicherungs AG); and (iv) Citibank International plc as agent for certain lenders under a syndicated loan, for US$21.00 million (supported by an export credit guarantee of Servizi Assicurativi del Commercio Estero). As of December 31, 2006, all of these facilities have been fully or partially utilized, with the US$6.95 million loan to Citibank N.A being fully repaid in May 2003.

Bank Central Asia
      The loan facility from Bank Central Asia provides a total facility of Rp.173 billion to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.
      The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate (i.e., 13.27% and 13.18% as of December 31, 2005 and 2006, respectively). The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.
      Total principal outstanding as of December 31, 2005 and 2006 was Rp.86,093 million and Rp.28,698 million, respectively. The loan facility from Bank Central Asia is not collateralized.
      During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
      • EBITDA to interest ratio to exceed 4:1
      • EBITDA to interest and principal ratio to exceed 1.5:1
      • Debt to EBITDA ratio not to exceed 3:1
      In 2005 and 2006, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million. The Company has obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp.500,000 million.

Citibank N.A. and Citibank International
      The loan facility with Citibank N.A. as arranger and Citibank International plc as agent which was supported by an export credit guarantor of Hermes Kreditversicherungs AG as lender, provides a total facility of US$23.4 million to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the Partnership Agreement dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia. The credit facility is unsecured. The lender required a fee of 8.4% of the total facility. This fee was paid in two installments during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.
      As of December 31, 2005 and 2006, the outstanding loan was US$12.6 million (equivalent to Rp.123,665 million) and US$8.4 million (equivalent to Rp.75,486 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004. The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of December 31, 2005 and 2006, respectively).
      On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. as arranger and Citibank International plc as agent which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility of US$21.0 million.

The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.
      The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2005 and 2006 was US$9.3 million (equivalent to Rp.91,257 million) and US$5.6 million (equivalent to Rp.50,133 million), respectively. The credit facility is unsecured.
      During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

•	Debt service coverage ratio to exceed 1.5:1

•	Debt to equity ratio not to exceed:

a.	3:1 for the period April 10, 2002 to January 1, 2003

b.	2.75:1 for the period January 2, 2003 to January 1, 2004

c.	2.5:1 for the period January 2, 2004 to January 1, 2005

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans

•	Debt to EBITDA ratio not to exceed:

a.	3.5:1 for the period April 10, 2002 to January 1, 2004

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans
      In 2005, the Company breached a covenant in the loan agreements which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

Regional Division V Junction Project
      On June 21, 2002, TELKOM entered into a loan agreement with a consortium of banks for a Rp.400 billion facility in order to finance the Regional Division V Junction Project. The original loan was to be repaid in 14 quarterly installments starting from April 2004. The loan agreement was amended on April 4, 2003 to reduce the facility amount to Rp.150 billion and provided for repayments to be made in 14 quarterly installments starting on May 21, 2004. As of December 31, 2005, TELKOM had drawn down a total of Rp.148.9 billion of this loan. As of December 31, 2006, the outstanding amount of the loan was Rp.32.6 billion.
      Under this loan agreement, TELKOM is required at the end of each calendar quarter during the life of the facility to maintain certain financial ratios, namely: (i) debt to equity ratio not to exceed 3 to 1; and (ii) EBITDA to interest expense ratio to exceed 5 to 1. As of the date of this Annual Report, TELKOM was in compliance with these ratios.

Telkomsel’s Indebtedness (including facilities)

Hermes Export Facility
      On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as “Original Lender” and “Agent”) covering a total facility of Euro 76.2 million divided into several tranches. The agreement was subsequently amended on October 15, 2003, amending the facility amount to Euro 73.4 million and the payment dates. The interest rate per annum on the facility is determined based on the EURIBOR plus 0.75% per annum (i.e., 2.96% as of December 31, 2004, 3.33% as of December 2005 and 4.48% as of

December 2006). Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of December 31, 2006, total loans drawn from the facility amounted to Euro 73.4 million and the outstanding balance was Euro 22.0 million.

EKN-Backed Facility
      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility Agreement with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”), covering a total facility amount of US$70.5 million divided into several tranches. In December 2004, the agreement was amended to reduce the facility amount to US$68.9 million. The interest rate on the facility is based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02% as of December 31, 2005 and 2006) and unsecured. Interest is paid semi-annually, starting on the utilization date (July 31, 2003). In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility. No amounts were drawn down from the facility in 2005 and 2006. As of December 31, 2005 and 2006, the outstanding balance was US$40.6 million (equivalent to Rp.399,579 million) and US$25.2 million (equivalent to Rp.226,993 million), respectively.

Short-term and Medium-term Loans
      Pursuant to the purchase of the Notes from BCA, on December 3, 2004, Telkomsel entered into a Loan Agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and BCA (as “Lender”) covering a total facility of Rp.170,000,000,000 (“Facility”). The facility bore interest at three-month Bank Indonesia certificate plus 1%, paid quarterly in arrears. The repayment of the amounts drawn was made on February 1, 2006.
      In March 2006, Telkomsel entered into medium-term loan agreements with Bank Central Asia, Citibank N.A. and Bank Mandiri for loan facilities of Rp.400 billion, Rp.500 billion and Rp.600 billion, respectively. Under the agreements, the availability period of the facilities commences on the date of the agreements and ends on the earlier of (a) the date falling twelve months after the date of the agreements and (b) the date on which the facilities are fully drawn, cancelled or terminated. The repayment of loans shall be made by five equal semi-annual installment, of which the first repayment shall be due six months after the end of the availability period. Borrowings under the facilities bear interest at a rate equal to the three-month certificate of Bank Indonesia plus 1.75% per annum, which becomes due quarterly in arrears.
      Subsequently, on August 15, 2006, Telkomsel entered into loan agreements with Bank Mandiri, Bank Central Asia and Bank Negara Indonesia for loan facilities of Rp.700 billion, Rp.700 billion and Rp.600 billion, respectively. The facilities consist of a Short-term Loan (Facility A) and Medium-term Loan (Facility B) of equal proportions.
      Based on the agreements, the availability period of Facility A commences on the date of the agreements and ends on the earlier of (a) the date falling three months after the date of the agreements, (b) the date on which the facility is fully drawn, cancelled or terminated. The repayment of loans shall be made by three equal quarterly installments with the first installment due three months after the end of the availability period.
      The availability period of Facility B commences on the date of the agreements and ends on the earlier of (a) the date falling twelve months after the date of the agreements, (b) the date on which the Facility is fully drawn, cancelled or terminated. The repayment of loans shall be made in five equal semi-annual installments; the first installment shall be due six months after the end of the availability period.
      The loans under Facility A and B bear interest at a rate equal to the three-month certificate of Bank Indonesia plus 1.5% which becomes due quarterly in arrears.
      As of December 31, 2006, the loan facilities were fully drawn.

      The outstanding balance of the borrowings under the facilities as of December 31, 2006 was scheduled to be repaid as follows:

	Amount (Rp.)

Years Ended	Short-Term	Medium-Term

2007	666,666,666,666	1,000,000,000,000
2008	—	1,000,000,000,000
2009	—	500,000,000,000

Total	666,666,666,666	2,500,000,000,000

Dayamitra’s Indebtedness
      As of December 31, 2006, Dayamitra had fully repaid its indebtedness loan facilities from Bank Mandiri pursuant to the terms of loan agreements entered into on December 20, 2003. The loans were payable on a quarterly basis with interest at 14% per annum.
Capital Expenditures
      At December 31, 2006, TELKOM (Parent Company) incurred capital expenditures of Rp.2,203.6 billion (US$244.8 million), which was Rp.4,609.8 billion less than the amount originally budgeted for in its capital expenditure plan.
      TELKOM groups its capital expenditures into the following categories for planning purposes of:

•	Infrastructure, which consists of the transmission and switching network and backbone (including data backbone and fixed line network backbone infrastructure), access network (including fixed wireless networks) and BTS of Fixed Wireless;

•	Phone, which consists of Soft Switch # 4 and 5, Local Central (V52 and QE Central), Trunk Expand, Signaling CCS#7 for Fixed Wireline and NSS or MSC for Fixed Wireless.

•	Multimedia, which consists of Internet access, data communication services, content and community development and e-business services; and

•	Service Net, which consists of various commercial services intended to increase traffic on TELKOM’s network, including interconnection, Internet network and third-party call centers.
      In addition, Telkomsel incurred capital expenditures of Rp.16,496 billion (US$1,832.9 million) for network infrastructure and other investments and TELKOM’s other subsidiaries incurred capital expenditures of Rp.196.5 billion (US$21.8 million).

      The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Years Ended December 31,

	2004(1)	2005(1)	2006(1)	2007(2)	2008(3)

	Rp. (billion)
TELKOM (Parent Company):
Infrastructure:
Transmission Network and Backbone	560.4	277.7	714.8	1,285.5	330.1
Access Network	1,831.2	1,577.0	668.6	4,244.4	1,089.9

Subtotal Infrastructure	2,391.6	1,854.7	1,383.4	5,529.9	1,420.0
Commercial Services:
Phone	901.5	524.5	220.8	1,137.7	292.1
Multimedia	92.7	334.2	155.9	767.7	197.1
Services-Net	34.2	94.9	8.9	41.7	10.7

Subtotal Commercial Services	1,028.4	953.6	385.6	1,947.1	499.9
Supporting Services	295.6	559.5	434.6	1,014.3	260.5

Subtotal for TELKOM (Parent Company)	3,715.6	3,367.8	2,203.6	8,491.3	2,180.4

TELKOM’s Subsidiaries:
Telkomsel	4,982.7	10,085.7	16,496.0	18,517.0	18,146.7
Dayamitra	50.4	—	—	—	—
Infomedia Nusantara	63.0	37.9	89.1	127.6	97.7
Pramindo Ikat Nusantara	1.7	29.4	12.0	38.1	45.4
Indonusa Telemedia	1.4	8.9	—	82.4	21.8
Graha Sarana Duta	3.7	2.4	2.1	27.3	8.2
PT Pro Infokom Indonesia	0.6	—	—	—	—
PT Metra	0.9	19.3	45.4	15.2	60.0
AriaWest	0.1	1.1	47.9	4.0	—
Napsindo	0.3	0.5	—	—	—

Subtotal for subsidiaries	5,104.8	10,185.2	16,692.5	18,811.6	18,379.8

Total for TELKOM (consolidated)	8,820.4	13,553.0	18,896.1	27,302.9	20,560.2

(1)	Amounts for 2004, 2005 and 2006 are actual capital expenditures.
(2)	Amounts for 2007 are planned capital expenditures included in TELKOM’s budget and are subject to upward or downward adjustment.
(3)	Amounts for 2008 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
     Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/ US Dollar and Rupiah/ Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM’s ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of financing, including “pay as you grow.” See Item 3. “Key Information — D. Risk Factors — TELKOM’s ability to develop adequate financing arrangements is critical to support its capital expenditures” and Item 4. “Information on the Company — B. Business Overview — Business Strategy — Reducing Cost of Capital.”

Planned Investments in 2007
      In 2007, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.

Planned Investments in Infrastructure
      TELKOM’s planned capital investments in infrastructure in 2007 total Rp.5,529.9 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, expansion of the backbone transmission network on Jawa, Sumatra and Kalimantan (JASUKA), a submarine cable system between Kalimantan and Sulawesi and a submarine cable system between Denpasar and Mataram. Substantial investment will also be made in replacing and expanding access infrastructure, which includes fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks.
      For a more complete discussion of TELKOM’s planned infrastructure investments, see Item 4. “Information on the Company — B. Business Overview — Network Infrastructure.”

Planned Investments in Commercial Services
      TELKOM also plans to spend Rp.1,947.2 billion in 2007 for capital investments in commercial services, including:

•	capital investments in fixed line commercial services (including fixed wireless services), which include additional capacity, service enhancements and upgrades, including its value added services and software and mechanical and electrical systems;

•	enhancing TELKOM’s multimedia network (including core network of IR Transport and IP Metro Junction), which includes increases in the bandwidth capacity of international internet gateway, internet multiflexing (IMUX) system for internet and data access, internet value added service in commercial services such as B2B e-commerce access, broadband access (Speedy), NGN platform services and broadband contents and applications; and

•	investing in service-net, including the establishment of fixed wireless services, e-commerce, internet connectivity and value added services.

Planned Investments in Supporting Services
      TELKOM plans to spend Rp.1,014.3 billion in 2007 for capital investments in supporting facilities, including:

•	investments in information systems to improve and increase the capability of the IT support system, billing systems, operating support system (“OSS”), customer care and billing system (“CCBS”);

•	buildings (for operations and equipment) and power supply; and

•	other supporting facilities such as network measurement tools, research and development, training equipment, and office facilities.

Other Financing Techniques
      In common with many Indonesian state-owned enterprises, TELKOM has historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, TELKOM has funded its capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, TELKOM has in recent years accessed the debt capital markets for a portion of its financing needs. On July 16, 2002, TELKOM issued a fixed rate IDR Bond in the amount of Rp.1,000 billion with maturity of five years with fixed interest rate of 17% per annum. On December 15, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp.1,125 billion in four series with interest rates ranging from 7.7% to 9.4% per annum. TELKOM is presently in the process of exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.

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
      TELKOM did not fund any capital investments (other than capital investments in fixed line telephone services and broadband Internet services) through revenue-sharing arrangements in 2004, 2005 or 2006 and does not intend to fund any such capital investments (other than capital investments in fixed line telephone services) through such arrangements in the future, except in the context of its efforts to promote the “pay as you grow” program to fund capital investments. See “Pay as You Grow” below. Since 2004, TELKOM has been trying to replace existing revenue-sharing arrangements with new partnership schemes on more favorable terms.

Pay as You Grow
      The “pay as you grow” program involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid upfront (typically 25%) and the balance will be paid once the lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetable for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in the “pay as you grow” scheme have assessed the risk of entering into such scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. TELKOM expects that only a relatively small number of equipment suppliers will be invited to participate in the “pay as you grow” program to supply a substantial portion of TELKOM’s infrastructure and other equipment needs.
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

Allowances for Doubtful Accounts
      The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statements of income under operating, general and administrative expenses. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Carrying Amount of Property, Plant and Equipment and Goodwill and Other Intangible Assets
      TELKOM estimates the useful lives of property, plant and equipment and goodwill and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes and, in the case of rights to operate intangible assets, the remaining term of the KSO agreement. When the carrying amount of the asset exceeds its recoverable value due to, among others, technological changes, significant adverse change in legal factors or business climate, unanticipated competition, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. TELKOM reviews these types of assets for impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, TELKOM uses discounted cash flows that take into account management’s estimates of future operations. The most important estimates that TELKOM uses in projecting TELKOM’s future cash flows involve TELKOM’s expectations of the future prices at which TELKOM’s services will be charged, the number of access lines that TELKOM will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which TELKOM’s services are charged are subject to government regulation. The number of access lines that TELKOM will have in service will depend upon TELKOM’s ability to source sufficient, affordable financing to build new access lines.
      In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and the annual rights of usage (“BHP”) fees for the next ten years. The up-front fee is recorded as an intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use. Based on Telkomsel’s management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognized the BHP fees as expenses when incurred. Management of Telkomsel assesses its plan to continue using the 3G license on an annual basis.

Pension and Post-retirement Benefits
      TELKOM has a commitment, mainly through its pension fund, to pay pension and other post-retirement benefits to its employees and former employees who have reached 56 years of age. The cost of these benefits and the present value of its pension and other post-retirement liabilities depend on a number of factors which are determined on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan’s assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic cost (income) recorded for pension and post-retirement benefits.
      TELKOM uses the long-term historical actual return information and the estimated future long-term investment return information by reference to external sources, taking into account the current and expected asset allocations, to develop its expected rate of return on plan assets.
      At the end of each year, TELKOM determines the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. TELKOM has not been able to identify suitable investments in Indonesia with a corresponding maturity to the expected duration of the benefit obligations and has therefore used the yield-to-maturity of Indonesian Government Bonds at year end. At December 31, 2006, TELKOM’s discount rate was 10.5%. Due to the fact that there are very limited types of high-quality debt instruments in Indonesia coupled with the lack of ability to estimate interest rates, TELKOM believes that the yield-to-maturity of the Indonesian Government Bonds represents the most appropriate discount rate to measure the present value of the benefit obligations at year end. Changes in such rates due to changes in the reference Indonesian Government Bonds brought about by changing economic conditions in Indonesia and throughout the world would affect the recognition of TELKOM’s pension and post-retirement benefit obligations and as a consequence, could materially affect TELKOM’s financial position and results of operations.
      The expected rate of medical cost has been determined by comparing the historical relationship of its actual medical cost increases with the rate of general inflation in the Indonesian economy and health care utilization patterns. Past experience has shown that its actual medical costs have on average increased by a factor of 2% above the general rate of inflation. The projected medical cost trend was 9% and 12% as of December 31, 2005 and 2006, respectively.
      The assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	174,413	(137,032)
Effect on post-retirement benefit obligation	1,342,138	(1,058,800)
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
      Under Indonesian tax regulations as of the date of this Annual Report, a dividend distributed by a company to a corporate shareholder, that has a minimum share ownership of 25% and has businesses other than as a holding company, is not subject to tax whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as TELKOM continues to hold its investments in its affiliated companies with a minimum share ownership of 25% and have businesses other than as a holding company, and dividend distributions from a company to a corporate shareholder that meets the criteria described above continues to be not subject to tax, TELKOM does not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.
      A change in our intention to hold an investment or other facts and circumstances may lead TELKOM to determine that it no longer expects to realize its interest in the undistributed earnings of the particular affiliated company in a manner which enables TELKOM to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require TELKOM to recognize a deferred tax liability with a commensurate charge to TELKOM’s income statement.
      Deferred tax is calculated at the enacted tax rates at the balance sheet date. If enacted tax rates changed, TELKOM would adjust its deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.

Legal Contingencies
      As of the date of this Annual Report, TELKOM is involved in certain legal proceedings and has accrued amounts that represent an estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While TELKOM believes that the current accruals are adequate, a future event or change in the facts and circumstances may require the Company to make additional accruals that would be charged to TELKOM’s income statement in the future. See Note 52 to the consolidated financial statements and Item 8. “Financial Information — A. Consolidated statements and other financial information — Material Litigation.”
C.     Research and Development and Intellectual Property
      TELKOM makes investments to improve its product and service offerings. Such expenditure amounted to approximately Rp.27.8 billion in 2004, Rp.8.4 billion in 2005 and Rp.8.7 billion (US$1.0 million) in 2006. In 2006, these expenditures related to video conferencing, SMS development, CMS system, CDMA lab, measuring system and other content development.
D.     Trend Information
      A number of developments have had and may have in the future a material impact on TELKOM’s results of operations, financial condition and capital expenditures. These developments include:

•	upgrading of the network with soft switching technology;

•	development of broadband access network;

•	increasing relative contribution of Telkomsel to our consolidated revenues;

•	the ability of the Government to implement regulatory changes regarding interconnection, access codes and licenses for 3G services;

•	implementation of cost-based interconnection tariff;

•	changes in foreign exchange rates and interest rates;

•	increase in the usage of high speed broadband Internet in Indonesia;

•	development of triple play, application and content multimedia services;

•	the acquisition of KSO VII;

•	competition in the market for TELKOM’s international services;

•	expansion of TELKOM’s international services;

•	fixed wireless development and deployment;

•	development of the flexi business unit;

•	implementation of competence-based human resource management; and

•	implementation of integrated customer centric application.
      See “— A. Operating Results” above.
E.     Off-Balance Sheet Arrangements
      TELKOM is party to a number of operating leases. These operating leases relate principally to motor vehicles, computers, circuits, towers, land and buildings. TELKOM believes some of these operating leases are material to its business.
      TELKOM has entered into certain agreements, including with Samsung Corporation relating to the remaining purchase commitment under the MPPA; PT INTI for the construction and procurement of an optical network management system; NEC-Siemens Consortium for the procurement and installation of Ring JASUKA Backbone; ZTE Consortium for procurement and installation of Speedy Access I; Huawei Consortium for the procurement and installation of Speedy Access II and III; PT Samsung Indonesia for procurement of CDMA 2000-1X in Division V; Siemens for the expansion of the IP Core Network and additional capacity for PSTN local and trunk switch; Huawei Consortium for CDMA expansion in Divisions II and III; and ZTE Consortium for CDMA expansion in Division VI and deployment of submarine cable system. For more details, relating to these agreements, see Item 10. “Additional Information — C. Material Contracts.”
      Based on Decision Letter No. 19/ KEP/ M.KOMINFO/2/2006 of the Minister of Communication and Information Technology in February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license, which amounted to Rp.436,000 million, was recognized as an intangible asset and is amortized over the term of the 3G license.
      Except as disclosed above, TELKOM does not have other off-balance sheet arrangements that are material.
F.     Tabular Disclosure of Contractual Obligations
      The following summarizes TELKOM’s contractual obligations at December 31, 2006 and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

	(Rp. billion)
Short-Term Loans(1)(6)	688.0	688.0	—	—	—
Long-Term Debts(2)(6)	10,095.6	3,600.8	3,020.1	1,083.8	2,390.9
Capital Lease Obligations(3)	436.5	73.4	146.9	146.9	69.3
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations	3,906.5	1,271.8	1,375.2	547.6	711.9
Operating Leases(4)	1,769.1	483.6	807.9	313.6	164.0
Unconditional Purchase Obligations(5)	12,585.6	12,585.6	—	—	—
Deferred consideration for business combination	5,591.7	1,472.4	2,753.1	1,366.2	—

Total	35,073.0	20,175.6	8,103.2	3,458.1	3,336.1

(1)	Related to liabilities under short term loans obtained from Bank Central Asia, Bank Mandiri, and Bank BNI. See Note 20 to the consolidated financial statements.

(2)	See “— Liquidity and Capital Resources — Indebtedness” above and Notes 21, 22, 23, and 24 to the consolidated financial statements.
(3)	Related to the leases of the repeaters used for TELKOM’s telecommunication networks for TELKOMFlexi.
(4)	Related primarily to leases of towers, computers, vehicles, land, buildings, office equipment and circuits.
(5)	Related to commitments of TELKOM to suppliers and vendors for the purchase of telecommunications-related equipment and infrastructure.
(6)	Excluded contractually committed rate of interest.

     In addition to the above contractual obligations, as of December 31, 2006, TELKOM had long-term liabilities for pension, post-retirement health care benefits and long service awards. TELKOM expects to contribute Rp.900.0 billion to its post-retirement health care benefits plan and Rp.736.4 billion to its defined benefit pension plan in 2007. See Notes 43, 44, 45 and 56 to the consolidated financial statements.
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
      Pursuant to the Articles, each Commissioner is appointed for a term commencing from the date of the appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders following the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Commissioner at any time before his or her term of office expires. If the position of a Commissioner becomes vacant for any reason, the Articles further provide that within 60 days of the occurrence of such vacancy, an announcement that there will be notice for a general meeting of stockholders must be made to nominate a successor.
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
      The members of the Board of Commissioners as of December 31, 2006 were:

	Age as of
Name	January 1, 2007	Title	Since

Tanri Abeng	64	President Commissioner	March 10, 2004
P. Sartono	62	Independent Commissioner	June 21, 2002
Arif Arryman	50	Independent Commissioner	June 21, 2002
Anggito Abimanyu	43	Commissioner	March 10, 2004
Gatot Trihargo	46	Commissioner	March 10, 2004
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
P. Sartono
      Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including as Corporate Secretary from 1992 to 1995. Prior his tenure at TELKOM, he held various positions at Directorate General of Post and Communications from 1973 to 1985 and served as President Director of PT Telekomindo Primabhakti from 1995 to 1998. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) degree from IPWI Jakarta and a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.
Arif Arryman
      Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, he has served as Independent Commissioner of PT Bank BNI Tbk. from 2001 to 2005. Previously, he served as an advisor to the Coordinating Minister for Economy and a member of the Assistancy Team to the Ministry of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology, a masters degree in Engineering from Asia Institute of Technology in Bangkok, Thailand, Diploma d’etude Approfondie in economics from Universite Paris-IX Dauphine in France and a doctoral degree in economics from Universite of Paris-IX Dauphine in France.
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
Board of Commissioners’ Committees
      As of the date of this Annual Report, the Board of Commissioners has three standing committees: the Audit Committee, the Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) and the Nomination and Remuneration Committee. An Independent Commissioner chairs each committee. In addition, external members to the Audit Committee, in order to be considered independent under applicable Indonesian rules: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) must not own, directly or indirectly, any shares in TELKOM; and (d) must not have any business relationship that relates to TELKOM’s businesses.
      As of the date of this Annual Report, the Audit Committee of the Board of Commissioners is composed of seven members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Sahat Pardede; (vi) Mr. Gatot Trihargo; and (vii) Mr. Jarot Kristiono. All of the members of the Audit Committee (except for Mr. Arif Arryman, Mr. Sartono and Mr. Trihargo) are independent external members and Mr. Pardede is an accounting and financial expert. New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3 (c) (3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. TELKOM avails itself of this exemption as set forth in its Section 303A Annual Written Affirmation that it submits to the NYSE. An Audit Committee Charter (the “Charter”) that has been adopted by the Board of Commissioners governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:

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

      The Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) was established on August 1, 2003. The original objective of this committee was to review the company’s long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the Board of Directors. The committee is also responsible for supervising and monitoring the implementation of the business plans of the company. On May 19, 2006, the Board of Commissioners redefined and expanded the objectives of this committee to include strategic risk assessment and changed the committee’s name accordingly. As of the date of this Annual Report, the Planning and Risk Assessment Committee consists of nine members: (i) Mr. Anggito Abimanyu (the Chairman); (ii) Mr. Gatot Trihargo (the Vice Chairman); (iii) Mr. Yuki Indrayadi (Secretary); (iv) Mr. P. Sartono; (v) Mr. Arif Arryman (an Independent Commissioner); (vi) Mr. Ario Guntoro; (vii) Mr. Adam Wirahadi; (viii) Mrs. Widuri M. Kusumawati; and (ix) Mr. Arman Soeriasoemantri. All of the members of the Planning and Risk Assessment Committee (except for Mr. Abimanyu, Mr. Trihargo, Mr. Arryman and Mr. Sartono) are independent external members.
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
      The Commissioners’ business address is 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.
Board of Directors
      In 2006, the Board of Directors was comprised of one President Director and six Directors. Following the Extraordinary General Meeting of Stockholders on February 28, 2007, the number of Directors increased from six to seven. Directors are elected and dismissed by stockholder resolutions at a general meeting of stockholders at which the holder of the Series A Dwiwarna Share is present and such holder approves the aforementioned stockholder resolutions. In order to be eligible for election, candidates for Director must be nominated by the holder of the Series A Dwiwarna Share. Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires.
      The principal functions of the Board of Directors are to lead and manage TELKOM and to control and manage TELKOM’s assets. The Board of Directors is responsible for the day-to-day management of TELKOM under the supervision of the Board of Commissioners. The Articles provide that the Board of Directors shall consist of at least three Directors, one of whom shall be the President Director and another, the Deputy President Director (upon appointment).
      The President Director, or in case of his absence, the Deputy President Director or another Director as provided for in the Articles shall have authority to represent TELKOM and execute documents on behalf of TELKOM, subject to the provisions of the Articles. The President Director shall preside over meetings of the Board of Directors or in his absence, any other member of the Board of Directors appointed from among and by those present may preside over such meetings.
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
      TELKOM has a disclosure committee comprised of 14 senior members from various departments and chaired by the chief financial officer. The disclosure committee’s role is to support TELKOM’s management in designing and evaluating TELKOM’s disclosure controls and procedures and participating in the disclosure process. TELKOM formally established its disclosure committee on February 18, 2005. Since its formal establishment, the disclosure committee has established internal work procedures relating to the preparation of TELKOM’s annual reports on Form 20-F, and participated in the review and preparation of TELKOM’s annual reports on Form 20-F. The establishment of the disclosure committee formalized the previous disclosure process where designated senior employees from various departments were responsible for assisting with the necessary disclosures.
      The members of the Board of Directors as of December 31, 2006 were:

	Age as of
Name	January 1, 2007	Title	Since

Arwin Rasyid	49	President Director	June 24, 2005
Garuda Sugardo	56	Vice President Director and Chief Operating Officer	June 24, 2005
Rinaldi Firmansyah	45	Director of Finance	March 10, 2004
Arief Yahya	45	Director of Enterprise & Wholesale	June 24, 2005
Abdul Haris	51	Director of Network & Solution	March 10, 2004
John Welly	52	Director of Human Resources	June 24, 2005
Guntur Siregar	55	Director of Consumer	June 24, 2005
Arwin Rasyid
      Mr. Rasyid was appointed the President Director of TELKOM on June 24, 2005. He previously served as Vice President Director of PT Bank Negara Indonesia from 2003 to 2005, President Director of Bank Danamon Indonesia from 2000 to 2003, Vice Chairman of Badan Penyehatan Perbankan Nasional (the Indonesian Banks Restructuring Agency) in 2000, Vice President Director of Bank Niaga from 1998 to 1999, Assistant Vice President of Bank of America from 1986 to 1987 as well in various positions in Bank Niaga since 1987. Mr. Rasyid graduated with a degree in economics from the University of Indonesia. He also holds a master of arts degree in international economics and a masters degree in business administration (international business) from the University of Hawaii, USA.
Garuda Sugardo
      Mr. Sugardo was appointed the Chief Operating Officer and Vice President Director of TELKOM on June 24, 2005. He joined TELKOM in 1977 and has held several positions in various departments. He previously served as Senior Consultant Marketing in the Management Consulting Center of TELKOM, Director of Telecommunication Service Business of TELKOM from 2002 to 2004, Director of Operation and Technical of Indosat as well as a number of positions in TELKOM from 1977 to 2000. Mr. Sugardo graduated with a degree in electrical engineering from the University of Indonesia.
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
Arief Yahya
      Mr. Yahya was appointed the Director of Enterprise & Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan). Mr. Yahya graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in telecommunications engineering from the University of Surrey.
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
John Welly
      Mr. Welly was appointed the Director of Human Resources of TELKOM on June 24, 2005. He joined TELKOM in 1981 and has held several positions in various departments. He previously served as President Director of PT INTI from 2001 to 2005, Director of Operations and Marketing of TELKOM from 1998 to 2000, Commissioner of Telkomsel in 1998, Director of Human Resources and Support Divisions/ Senior Executive Vice President for Human Resources and Support of TELKOM from 1995 to 1998, and Commissioner of PT Aplikanusa Lintasarta from 1995 to 1996. Mr. Welly graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in telecommunications and information from Essex University, UK. See “— D. Employees — On-going Litigation and Investigations” below and Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — Certain TELKOM employees, including former TELKOM directors, are subject to on-going litigation, police investigations, and criminal charges.”
Guntur Siregar
      Mr. Siregar was appointed the Director of Consumer of TELKOM on June 24, 2005. He joined TELKOM in 1975 and has held several positions in various departments. He previously served as Senior Consultant Financial Management in Management Consulting Center of TELKOM, Director of Finance of TELKOM from 2002 to 2004, Director of Commerce of Indosat from 2000 to 2002, Commissioner of PT Aplikanusa Lintasarta from 1996 to 2000, Head of Regional Division II (Jakarta) from 1996 to 2000, and Head of Regional Division I (Sumatra) from 1995 to 1996. Mr. Siregar graduated with a degree in Electrical Engineering from the Bandung Institute of Technology. See “— D. Employees — On-going Litigation and Investigations” below and Item 3. “Key Information — D. Risk Factors — Risks relating to TELKOM and its subsidiaries — Certain TELKOM employees, including former TELKOM directors, are subject to on-going litigation, police investigations, and criminal charges.”

      At the Extraordinary General Meeting of Stockholders on February 28, 2007, the Board of Directors was changed and since that date, the Board of Directors is as follows:

	Age as of
Name	February 28, 2007	Title	Since

Rinaldi Firmansyah	46	President Director	February 28, 2007
Sudiro Asno	49	Director of Finance	February 28, 2007
Faisal Syam	51	Director of Human Capital & General Affairs	February 28, 2007
I Nyoman G Wiryanata	47	Director of Network & Solution	February 28, 2007
Ermady Dahlan	53	Director of Consumer	February 28, 2007
Arief Yahya	45	Director of Enterprise & Wholesale	June 24, 2005
Prasetio	46	Director of Compliance & Risk Management	February 28, 2007
Indra Utoyo	44	Director of Information Technology & Supply	February 28, 2007
Rinaldi Firmansyah
      Mr. Firmansyah was appointed the President Director of TELKOM in an Extraordinary General Meeting of Shareholders on February 28, 2007. He was Director of Finance of TELKOM since March 10, 2004. He previously served as Vice President Commissioner, President Director and Director of Investment Banking of PT Bahana Securities from 2003 to 2004, 2001 to 2003 and 1997 to 2001, respectively, and Commissioner and Head of the Audit Committee of PT Semen Padang in 2003. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
Sudiro Asno
      Mr. Asno was appointed the Director of Finance of TELKOM on February 28, 2007. He joined TELKOM in 1985 and has held several positions in TELKOM’s finance department. He previously served as Senior General Manager Finance Center of TELKOM. Mr. Asno has a degree in accounting from the University of Padjajaran Bandung.
Faisal Syam
      Mr. Syam was appointed the Director of Human Capital & General Affairs of TELKOM on February 28, 2007. He joined TELKOM in 1983 and has held several positions in various departments, including Senior General Manager of the Human Resource Center of TELKOM. Mr. Syam has a degree in mathematics from North Sumatra University and a masters degree in management from the Bandung School of Management.
I Nyoman G Wiryanata
      Mr. Wiryanata was appointed the Director of Network & Solution of TELKOM on February 28, 2007. He joined TELKOM in 1983 and has held several positions in various departments, including Executive General Manager, Regional Division I (Sumatra). Mr. Wiryanata has a degree in electrical engineering from Surabaya Institute of Technology and a masters degree in business administration from Prasetya Mulya Management Institute.
Ermady Dahlan
      Mr. Dahlan was appointed the Director of Consumer of TELKOM on February 28, 2007. He joined TELKOM in 1973 and has held several positions in various departments. He previously served as Executive

General Manager, Regional Division II (Jakarta). Mr. Dahlan has a degree in telecommunications from the National Telecommunication Academy Bandung.
Arief Yahya
      Mr. Yahya was appointed the Director of Enterprise & Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan). Mr. Yahya graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in telecommunications engineering from University of Surrey.
Prasetio
      Mr. Prasetio was appointed the Director of Compliance and Risk Management of TELKOM on February 28, 2007. He joined TELKOM in 2006 as Executive Vice President of Risk Management, Legal and Compliance. He previously served as Director of PT Merpati Nusantara Airline from 2004 to 2005, Executive Vice President & Managing Director of PT Bank Danamon Indonesia from 2001 to 2004 and Senior Vice President of the Indonesian Banking Restructuring Agency from 1999 to 2001. Mr. Prasetio has a degree in accounting from the University of Airlangga Surabaya.
Indra Utoyo
      Mr. Utoyo was appointed the Director of Information Technology & Supply of TELKOM on February 28, 2007. He joined TELKOM in 1986 and has held several positions in various departments, including Senior General Manager, Information System Center. Mr. Utoyo has a degree in telecommunications from the Bandung Institute of Technology and a masters degree in science (communication and signal processing) from Imperial College of Science, Technology and Medicine, University of London.
      None of the Directors has a service contract with TELKOM nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners are related to one another.
B.     Compensation
      Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an MoF letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2006, the aggregate compensation paid by TELKOM and its consolidated subsidiaries to all of their Commissioners and Directors was Rp.94.7 billion (US$10.5 million), in each case including bonuses and the cost of benefits provided to Directors, such as housing facilities.
      The Company and its subsidiaries provide honoraria and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.22.7 billion, Rp.19.7 billion and Rp.23.2 billion in 2004, 2005 and 2006, respectively, which reflected 0.1% of total operating expenses in each respective year.

      The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp.50.3 billion, Rp.52.1 billion and Rp.71.5 billion (US$7.9 million) in 2004, 2005 and 2006, respectively, which reflected 0.3%, 0.2% and 0.2% of total operating expenses in 2004, 2005 and 2006, respectively.
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
      The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: (i) buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; (ii) participating in or disposing of other capital investments in excess of the amount stipulated by the Board of Commissioners; (iii) establishing, transferring its interests in or dissolving subsidiaries; (iv) transferring, trading, disposing or acquiring any business segments; (v) entering into licensing agreements, management contracts or similar agreements with other entities; (vi) selling or otherwise disposing of fixed assets in excess of the amount stipulated by the Board of Commissioners; (vii) ceasing to collect or writing off bad debts from the Company’s books or inventory in excess of the amount stipulated by the Board of Commissioners; (viii) binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and (ix) assuming or granting medium or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company’s work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 10% or more of the Company’s revenues or 20% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the stockholders at the general meeting of stockholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.
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
      Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires. For further information on the composition and terms of the Board of Directors, see “— A. Directors and Senior Management — Board of Directors” above.
      None of the Directors or Commissioners has any substantial interest, direct or indirect, in any company carrying on a similar trade as TELKOM.

D.     Employees
      As of December 31, 2006, TELKOM and its subsidiaries had 34,021 employees in total, of which 27,658 were employed by TELKOM, and 6,363 were employed by TELKOM’s subsidiaries.
      As of December 31, 2005, TELKOM and its subsidiaries had 34,004 employees in total, of which 28,179 were employed by TELKOM, and 5,825 were employed by TELKOM’s subsidiaries. As of December 31, 2004, TELKOM and its subsidiaries had 34,657 employees in total, of which 29,375 were employed by TELKOM, and 5,282 were employed by TELKOM’s subsidiaries.
      The table below sets forth a breakdown of TELKOM’s employees by position as at December 31, 2006:

	TELKOM as at	TELKOM’s subsidiaries as at
	December 31, 2006	December 31, 2006

Senior management	169	167
Middle management	2,331	529
Supervisors	9,832	602
Others	15,326	5,065

Total	27,658	6,363

      In general, TELKOM employees receive a base salary and salary-related allowances, a bonus and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and certain members of their immediate family, housing allowance, other allowances and certain other benefits, including those related to performance of the employee’s working unit.
      Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.114 billion to Rp.304 billion. In 2006, bonuses were paid by TELKOM to all employees, including TELKOM’s employees in KSO and Non-KSO divisions. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances and uniform bonuses for employees at each staff level for each Division are then determined.
      Except in connection with its initial public offering in 1995, TELKOM does not maintain an employee share scheme for any of its employees or senior management.
      TELKOM’s mandatory retirement age for all employees is 56. TELKOM sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan is for permanent employees hired prior to July 1, 2002. The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s years of service and salary level upon retirement and is transferable to dependents upon the employee’s death. The main sources of pension fund are the contributions from the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.845.7 billion, Rp.698.5 billion and Rp.693.5 billion (US$77.1 million), for the years ended December 31, 2004, 2005 and 2006, respectively. See Note 43 to the consolidated financial statements.
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
      The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp.399 million, Rp.971 million and Rp.1,858 million in 2004, 2005 and 2006, respectively.
      The Company’s employees are entitled to receive certain cash awards based on length of services and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the required number of years of service.
      TELKOM also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; (ii) for employees hired before November 1, 1995 who retire with years of service of less than 20 years; and for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions (including contributions paid by all KSO units) to the plan for employees hired before November 1, 1995 who retired prior to June 3, 1995, and who have had 20 years of service when they retired after June 3, 1995 were Rp.724.5 billion, Rp.435.9 billion and Rp.714.8 billion (US$79.4 million), for the years ended December 31, 2004, 2005 and 2006, respectively.
      In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR.” In May 2006, several TELKOM employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. The formation of each of SEKAR and SP is in accordance with the Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. Membership with the unions is not compulsory. TELKOM believes that its relations with each of SEKAR and SP are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.
     On-going Litigation and Investigations
      A former Director of Human Resources and an employee of TELKOM were indicted under the anti-corruption law in the Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting in losses of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term. The defendants have filed an appeal with the West Java High Court objecting to the District Court ruling. As of the date of this Annual Report, no decision has been rendered on appeal.
      In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, TELKOM’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for TELKOM’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunications equipment. It is also understood that one of the investigations relates to TELKOM’s guarantee of a bank loan obtained by Napsindo. During the investigation, former Directors and employees of TELKOM were held in custody by the West Java Police Department pending the completion of the investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of this Annual Report, the police have not found sufficient evidence to properly transfer the case to the Office of the Attorney General for indictment.
      On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of TELKOM’s former employee and four of TELKOM’s employees in KSO VII were named suspects. As a result of the investigations, one of TELKOM’s former employee and two of TELKOM’s employees were indicted in the Makasar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of this Annual Report, the District Courts have not rendered their verdicts.

      TELKOM does not believe that any subsequent investigation or court decision will have significant financial impact to TELKOM. See Item 3. “Key Information — D. Risk Factors — Certain TELKOM employees, including former TELKOM directors, are subject to on-going police investigations, litigation and criminal charges.”
E.     Share ownership
      All the directors and commissioners individually beneficially own less than one percent of the shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to stockholders or otherwise made public.
ITEM 7.     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A.     Major stockholders
General
      The following table sets forth certain information as of December 31, 2006 with respect to (1) persons known to the Company to be the owner of more than 5% of the Company’s Common Stock (whether directly or beneficially through ADSs); and (2) the total amount of any class of the Company’s Common Stock owned by the Commissioners and Directors of the Company as a group.

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class

Series A	Government	1	100.00%
Series B	Government	10,320,470,711	51.19%
Series B	JPMCB US Resident (Norbax Inc.)	1,756,681,581	8.71%
Series B	The Bank of New York (BoNY)	1,487,512,256	7.38%
Series B	Board of Directors and	56,624	<0.01%
	Commissioners
      As of December 31, 2006, a total of 37,187,806 American Depositary Shares (“ADSs”) and 20,159,999,279 Series B Shares (including the Series B Shares represented by these ADSs) and one Series A Dwiwarna Share were outstanding.
      The Government holds a majority of the outstanding Series B Shares of TELKOM. In addition, the Government is the holder of the Series A Dwiwarna Share, which has special voting rights. See “— Relationship with the Government — Government as Shareholder” below.
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
      At TELKOM’s Annual General Meeting of Shareholders in July 2004, the shareholders approved the split of nominal value of the Series A Dwiwarna Share and Series B Shares of the Company from Rp.500 per share to Rp.250 per share. The number of authorized shares increased from 40,000,000,000 shares to 80,000,000,000 shares while the number of issued shares as of such date increased from 10,079,999,640 shares to 20,159,999,280 shares. As a result of the split of the nominal value, the previous one Series A Dwiwarna Share became two shares with the following criteria: (i) one Series A Dwiwarna Share was preserved as a Series A Dwiwarna Share owned by the Government with a nominal value of Rp.250 per share and (ii) the other share was issued as one Series B Share owned by the Government.
      At TELKOM’s Extraordinary General Meeting of Shareholders on December 21, 2005, the shareholders approved a share repurchase plan, pursuant to which TELKOM may repurchase up to a maximum of 5% of issued and outstanding Series B Shares for a total repurchase amount not exceeding Rp.5.25 trillion, in accordance with the rules and regulations of Badan Pengawas Pasar Modal dan Lembaga Keuangan (“BAPEPAM”) and the stock exchanges on which TELKOM shares and ADSs are trading, as well as other applicable regulatory bodies. Such repurchases are intended to be made from time to time over the eighteen month period following the announcement. Repurchases may be made at the discretion of the Company’s management through purchases of shares on the Jakarta and Surabaya Stock Exchanges, purchase of shares in ADS form on the New York Stock Exchange, off-exchange transactions and agreements, or any other legal means the Company deems appropriate. Through its share repurchase plan, TELKOM intends to: (i) achieve greater flexibility in managing its capital; (ii) lower its overall cost of financing and increase its Earnings Per Share, Earnings Per ADS and return on equity; and (iii) achieve greater flexibility to undertake share repurchases during the approved period.
      TELKOM has appointed Morgan Stanley Services Limited as the agent and PT. Danareksa Securities as the local broker for the share repurchase.
      Pursuant to the share repurchase plan, as of June 27, 2007, TELKOM has cumulatively repurchased an aggregate of 211,290,500 Series B Shares on either the Jakarta Stock Exchange or the New York Stock Exchange, representing approximately 1.05% of the total issued and outstanding Series B Shares of 20,159,999,279 for a total repurchase amount of Rp.1,829.1 billion (US$203.1 million).

Relationship with the Government

Government as Shareholder
      As of December 31, 2006, the Government held approximately 51.19% of TELKOM’s Common Stock and the Series A share (the “Dwiwarna Share”), which carries special voting rights. As its largest shareholder, the Government is interested in TELKOM’s performance both in terms of the benefits it provides to the nation as well as its ability to operate on a commercial basis. The material rights and restrictions that are applicable to the Common Stock are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and as the holder of the Dwiwarna Share has a veto with respect to (i) the nomination, election and removal of Directors; (ii) the nomination, election and removal of Commissioners; (iii) the issuance of new shares; and (iv) amendments to the Articles, including actions to merge or dissolve TELKOM, increase or decrease its authorized capital, or reduce its subscribed capital. Accordingly, the Government will have effective control of these matters even if it were to beneficially own less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Dwiwarna Share will not terminate unless the Articles of Association of the Company are amended, which would require the consent of the Government as holder of such Dwiwarna Share.
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
      The Company and its subsidiaries pay concession fees for telecommunication services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp.314.7 billion, Rp.558.5 billion and Rp.497.9 billion (US$55.3 million) in 2004, 2005 and 2006, respectively. Concession fees accounted for 1.6%, 2.3% and 1.7% of total operating expenses in 2004, 2005 and 2006, respectively. Radio frequency usage charges amounted to Rp.492.6 billion, Rp.548.2 billion and Rp.722.6 billion (US$80.3 million) in 2004, 2005 and 2006, respectively. Radio frequency usage charges accounted for 2.5%, 2.2% and 2.4% of total operating expenses in 2004, 2005 and 2006, respectively. Beginning in 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI, which amounted to Rp.307.7 billion and Rp.383.8 billion (US$42.6 million) in 2005 and 2006, respectively, reflecting 1.2% and 1.3% of total operating expenses in 2005 and 2006, respectively.

Government as Lender
      As of December 31, 2006, the Government had sub-loaned borrowings from foreign lenders to TELKOM as “two-step loans” amounting to Rp.4,476.6 billion (US$497.4 million), including current maturities. TELKOM is obligated to pay to the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. As of December 31, 2006, foreign currency loans represented 64.4% of the outstanding total of such loans. The remaining 35.6% of such outstanding loans is denominated in Rupiah. In 2006, the annual interest rates charged on loans repayable in Rupiah range from 11.2% to 13.7%, on those repayable in US Dollar range from 4.0% to 6.5%, and on the loan repayable in Japanese Yen is 3.1%. See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Other

Proportion of securities of TELKOM held in Indonesia and outside Indonesia
      As of December 31, 2006, 14,196 persons, including the Government, were registered as holders of 20,159,999,279 Series B Shares of TELKOM’s Common Stock in Indonesia. There were a total of 37,187,806 ADSs held by 134 registered holders as of December 31, 2006. The ADSs are traded on the NYSE and the LSE.

Change in Control
      There are no arrangements which are known to the Company which may result in a change in control of TELKOM.
B.     Related party transactions
      TELKOM is a party to certain agreements and engages in transactions with a number of entities that are related to the Company, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 46 to the Company’s consolidated financial statements. The most significant of these transactions include:

Government of the Republic of Indonesia
      TELKOM obtained two-step loans from the Government of the Republic of Indonesia, TELKOM’s majority stockholder. See Note 22 to the consolidated financial statements. Interest expense for two-step loans amounted to Rp.489.2 billion, Rp.324.7 billion and Rp.366.7 billion in 2004, 2005 and 2006, respectively. Interest expense for the two-step loan represented 38.5%, 27.6% and 28.5% of total interest expense in 2004, 2005 and 2006, respectively.
      TELKOM pays concession fees for the telecommunications services provided and radio frequency usage charges to the MoCI (formerly, the Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia. Concession fees amounted to Rp.314.7 billion, Rp.558.5 billion and Rp.497.9 billion in 2004, 2005 and 2006, respectively, representing 1.6%, 2.3% and 1.7% of total operating expenses for each year. Radio frequency usage charges amounted to Rp.492.6 billion, Rp.548.2 billion and Rp.722.6 billion in 2004, 2005 and 2006, respectively, representing 2.5%, 2.2% and 2.4% of total operating expenses in 2004, 2005, 2006, respectively. See Note 38 to the consolidated financial statements. Telkomsel paid the upfront fee for the 3G license amounted to Rp.436,000 million and recognized it as an intangible asset. See Note 15 to the consolidated financial statements.
      Starting in 2005, TELKOM began paying Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to MoCI Regulation No. 15/ PER/ M.KOMINFO/9/2005 dated September 30, 2005. USO charges amounted to Rp.307,705 million and Rp.383,829 million in 2005 and 2006, respectively, representing 1.2% and 1.3% of total operating expenses in 2005 and 2006, respectively. See Note 38 to the consolidated financial statements.

Indosat
      At the time TELKOM acquired Pramindo in August 2002, 13% of the issued and paid up share capital of Pramindo was owned by Indosat, a company that, at that time, was majority owned and controlled by TELKOM’s major shareholder, the Government of Indonesia. Since December 20, 2002, Indosat has been controlled by Singapore Technologies Telemedia Pte. Ltd. TELKOM still considers Indosat a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.
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
      The Company has an agreement with Indosat for the provision of international telecommunication services to the public. The principal matters covered by the agreement are as follows:

•	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunication of the Republic of Indonesia. The international telecommunication services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/ Data Telecommunication (AVD), hotline and teleconferencing. The Company receives compensation for the services, based on the interconnection tariff determined by the MoC of the Republic of Indonesia;

•	The Company has also entered into an interconnection agreement between the Company’s PSTN network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations; and

•	The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System, AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Indosat also leased circuits from the Company to link Jakarta, Medan and Surabaya through year-end 2003.
      In 1994, the Company transferred to Satelindo (now Indosat) the right to use a parcel of Company-owned land located in Jakarta that had been previously leased to PT Telekomindo Primabhakti. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43.0 billion to the Company for the thirty-year right. Satelindo paid Rp.17.2 billion in 1994 but the remaining Rp.25.8 billion was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59.9 billion as a lease expense up to 2024.
      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

•	Telkomsel’s GSM mobile cellular telecommunication network is connected with Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges;

•	Telkomsel receives as compensation for the interconnection a specific percentage of Indosat’s revenues from the related services made through Indosat’s international gateway exchanges;

•	Billing for international calls made by Telkomsel’s customers of GSM mobile cellular telecommunication is handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless of whether billing to customers has been collected; and

•	The agreement dated March 29, 1996, was initially valid for one year, but extendable as agreed by both parties. The latest amended agreement is valid until March 2008, but extendable as agreed by both parties. Pending negotiations on a new agreement, Telkomsel and Indosat have entered into an interim agreement with terms similar to those set forth above. Under the terms of the interim agreement, Telkomsel will receive 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement became effective on March 1, 2004 and continues until such date that Telkomsel and Indosat enter into a new agreement.

      Telkomsel also has an agreement for the usage of Indosat’s telecommunication facilities. The agreement, which was made in 1997, is valid for eleven years and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp.19.1 billion, Rp.19.1 billion and Rp.17.7 billion (US$2.0 million) in 2004, 2005 and 2006, respectively, or 0.1% of total operating expenses in each of 2004, 2005 and 2006.
      Other agreements between Telkomsel and Indosat are as follows:

Agreement on Construction and Maintenance for the Jakarta-Surabaya Cable System (“J-S Cable System”)
      Telkomsel, Lintasarta, Satelindo and Indosat entered into the Construction and Maintenance for J-S Cable System Agreement. The parties formed a management committee consisting of a chairman and a representative of each party to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. Based on the agreement, Telkomsel shared 19.325% of the total construction cost. Operation and maintenance costs are shared based on an agreed formula.
      Telkomsel’s share in operation and maintenance costs amounted to Rp.2.1 billion, Rp.1.2 billion and Rp.0.4 billion (US$44.4 thousand) in 2004, 2005 and 2006, respectively.

Indefeasible Right of Use Agreement
      On September 21, 2000, Telkomsel entered into an agreement with Indosat for the use of the SEA — ME — WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel was granted an indefeasible right to use a certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying compensation amounting to US$2.7 million. In addition to the prepayment, Telkomsel is also charged annual operation and maintenance costs amounting to US$0.1 million.

Interconnection Revenues
      The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.158.3 billion, Rp.52.8 billion and Rp.168.3 billion (US$18.7 million) in 2004, 2005 and 2006, respectively, representing 0.5%, 0.1% and 0.3%, of total operating revenues in 2004, 2005 and 2006, respectively.

Leased Lines
      The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.109.8 billion, Rp.126.4 billion and Rp.164.9 billion (US$18.3 million) in 2004, 2005 and 2006, respectively, representing 0.3% of total operating revenues in each of 2004, 2005 and 2006.

Satellite Transponder Lease
      Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.14.5 billion, Rp.8.1 billion and Rp.7.0 billion (US$0.8 million) in 2004, 2005 and 2006, respectively, representing less than 0.1% of total operating revenues in each of 2004, 2005 and 2006.

Data communication network
      Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% of the shares are owned by Indosat) for the usage of the data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.21.4 billion, Rp.23.1 billion and Rp.44.2 billion (US$4.9 million) in 2004, 2005 and 2006, respectively, representing 0.1% of total operating revenues in each of 2004, 2005 and 2006.

Agreement with Government agencies and associated companies
      The Company provides telecommunication services to Government agencies.
      The Company has entered into agreements with Government agencies and associated companies, namely, CSM, Patrakom and KSO VII (for 2004 and 2005, and for the period between January to September 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.51.0 billion, Rp.66.8 billion and Rp.87.3 billion (US$9.7 million) in 2004, 2005 and 2006 respectively, representing 0.2% of total operating revenues in each of 2004, 2005 and 2006.
      The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.25.7 billion, Rp.30.7 billion and Rp.44.4 billion (US$4.9 million) in 2004, 2005 and 2006, respectively, representing 0.1% of total operating revenues in each of 2004, 2005 and 2006.
      The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include among others PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai TELKOM, a related party cooperative. Total purchases made from these related parties amounted to Rp.268.9 billion, Rp.337.7 billion and Rp.153.5 billion (US$17.1 million) in 2004, 2005 and 2006, respectively, representing 2.4%, 2.5% and 0.9% of total fixed assets purchases in 2004, 2005 and 2006, respectively.
      PT INTI is also a major contractor and supplier providing equipment, including construction and installation services, for Telkomsel. Total purchases from PT INTI in 2004, 2005 and 2006 amounted to Rp.217.7 billion, Rp.67.6 billion and Rp.90.5 billion (US$10.1 million), respectively, representing 1.9%, 0.5% and 0.5% of total fixed assets purchases in 2004, 2005 and 2006, respectively.
      Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp.49.7 billion, Rp.95.2 billion and Rp.131.4 billion (US$14.6 million) in 2004, 2005 and 2006, respectively, representing 0.3%, 0.4% and 0.4% of total operating expenses in 2004, 2005 and 2006, respectively.
      TELKOM and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp.148.3 billion, Rp.58.3 billion and Rp.105.5 billion (US$11.7 million) in 2004, 2005 and 2006, respectively, representing 0.8%, 0.2% and 0.4% of total operating expenses in 2004, 2005 and 2006, respectively.
      TELKOM and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in the form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp.3,315.4 billion and Rp.5,737.7 billion (US$637.5 million) as of December 31, 2005 and 2006, respectively, representing 5.3% and 7.6% of total assets as of December 31, 2005 and 2006, respectively. Interest income recognized during 2004, 2005 and 2006 was Rp.150.4 billion, Rp.124.0 billion and Rp.405.2 billion (US$45.0 million), representing 47.3%, 36.0% and 62.0% of total interest income in 2004, 2005 and 2006, respectively.
      TELKOM’s subsidiaries have loans from state-owned banks. Interest expense on the loans for 2004, 2005 and 2006 amounted to Rp.9.1 billion, Rp.5.1 billion and Rp.86.3 billion (US$9.6 million), respectively, representing 0.7%, 0.4% and 6.7% of the total interest expense in 2004, 2005 and 2006, respectively.
      TELKOM (a) leases buildings, (b) purchases materials and construction services and (c) utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom. Total charges from these transactions amounted to Rp.24.9 billion,

Rp.39.1 billion and Rp.79.6 billion (US$8.8 million) in 2004, 2005 and 2006, respectively, representing 0.1%, 0.2% and 0.3% of total operating expenses in 2004, 2005 and 2006, respectively.
      TELKOM and its subsidiaries earned (were charged) interconnection revenues (charges) from PSN of Rp.(5.5) billion, Rp.1.1 billion and Rp.9.7 billion (US$1.1 million) in 2004, 2005 and 2006, respectively, representing (0.02)%, less than 0.01% and less than 0.02% of total operating revenues in 2004, 2005 and 2006, respectively.
      In addition to revenues earned under the KSO Agreements, the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.18.4 billion, Rp.26.8 billion and Rp.14.5 billion (US$1.6 million) in 2004, 2005 and 2006, respectively, representing 0.1%, 0.1% and less than 0.1% of total operating revenues in 2004, 2005 and 2006, respectively.
      TELKOM has a revenue-sharing arrangement with Koperasi Pegawai TELKOM (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp.20.6 billion, Rp.31.9 billion and Rp.28.9 billion (US$3.2 million) in 2004, 2005 and 2006, respectively, representing 0.1% of total operating revenues for each year.
      Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of three years, subject to extensions. The lease charges amounted to Rp.25.0 billion, Rp.123.9 billion and Rp.192.1 billion (US$21.3 million) in 2004, 2005 and 2006, respectively, representing 0.1%, 0.5% and 0.6% of total operating expenses in 2004, 2005 and 2006, respectively.
      Kisel is a cooperative that was established by Telkomsel’s employees to provide car rental services, printing and distribution of customer bills, collection and other services, principally servicing Telkomsel. For Kisel’s services, Telkomsel paid Rp.109.5 billion, Rp.78.7 billion and Rp.322.9 billion (US$35.9 million) in 2004, 2005 and 2006, respectively. Telkomsel also has dealership agreements with Kisel for the distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers sold to Kisel amounted to Rp.816.6 billion, Rp.1,158.6 billion and Rp.1,568.7 billion (US$174.3 million) in 2004, 2005 and 2006, respectively.
      Infomedia provided electronic media and call center services to KSO Unit VII (for 2004 and 2005, and for the period between January to September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004, 2005 and 2006 amounted to Rp.5.5 billion, Rp.9.2 billion and Rp.6.9 billion (US$0.8 million), respectively, representing 0.02%, 0.02% and 0.01% of total operating revenues in 2004, 2005 and 2006, respectively.
      TELKOM has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provides certain of its related parties with the right to use its buildings free of charge.
      Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun Telkom for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.nil, Rp.127.7 billion and Rp.103.0 billion (US$11.4 million) in 2004, 2005 and 2006, respectively; and the maintenance of equipment amounted to Rp.nil, Rp.36.5 billion and Rp.45.4 billion (US$5.0 million) in 2004, 2005 and 2006, respectively.

C.     Interest of experts and counsel
      Not applicable.
ITEM 8.     FINANCIAL INFORMATION
A.     Consolidated statements and other financial information
      See Item 18. “Consolidated Financial Statements,” which is incorporated herein by reference.
Material Litigation

Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha) (“KPPU”)
      On August 13, 2004, the KPPU issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung TELKOM (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung TELKOM providers which limit Warung TELKOM to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004 issued its verdicts in favor of the Company. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. On January 15, 2007, the Indonesian Supreme Court rendered its decision in favor of KPPU, whereby TELKOM must comply with the verdict of KPPU within eight days as of the date of a formal notice from the Chief of Bandung District Court requesting TELKOM to comply with the decision of the Supreme Court. The Company does not believe that the Supreme Court decision will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

The Audit Board of the Republic of Indonesia (Badan Pemeriksa Keuangan Republik Indonesia) (“BPK-RI”)
      The Audit Board of the Republic of Indonesia have initiated investigations related to procurement of goods and services for the years of 2004, 2005, and first semester of 2006. Currently they have initiated investigation related to the execution of a co-operative joint operation schemes (KSO) in Division regional IV. As of the date of this Annual Report, these investigations are on going.
B.     Significant changes
      See Note 54 to the Company’s consolidated financial statements in Item 18 for information relating to material subsequent events occurring after December 31, 2006. See also the important disclosures regarding changes in the regulations governing the Indonesian telecommunications industry in Item 4. “Information on the Company — B. Business Overview — Regulations.”

ITEM 9.     THE OFFER AND LISTING
A.     Offer and listing details
      The table below sets forth, for the periods indicated, the reported high and low quoted prices for the currently outstanding Common Stock on the JSX.
SHARE PRICE INFORMATION

	Price per Share*

Calendar Year	High	Low

	(In Rupiah)
2002	4,725	2,350
First Quarter	4,300	2,825
Second Quarter	4,725	3,700
Third Quarter	3,900	3,125
Fourth Quarter	4,000	2,350
2003	6,750	3,225
First Quarter	3,725	3,225
Second Quarter	4,950	3,650
Third Quarter	6,000	4,125
Fourth Quarter	6,750	5,650
2004	5,200	3,300
First Quarter	4,025	3,300
Second Quarter	4,350	3,300
Third Quarter	4,225	3,650
Fourth Quarter	5,200	4,175
2005	6,150	4,175
First Quarter	5,125	4,300
Second Quarter	5,350	4,175
Third Quarter	5,800	4,775
Fourth Quarter	6,150	4,925
2006	10,550	5,950
First Quarter	7,000	5,950
Second Quarter	8,400	6,750
Third Quarter	8,450	7,100
Fourth Quarter	10,550	8,200
October	8,450	8,200
November	10,000	8,500
December	10,550	9,700
2007
January	10,350	9,450
February	9,700	8,900
March	9,850	9,000
April	10,800	9,900

*	On October 1, 2004, TELKOM effected a two-for-one split of its Common Stock from Rp.500 par value per share to Rp.250 par value per share as resolved in the AGMS on July 30, 2004. The price per share reflects this split for all periods shown.

     On December 28, 2006 (the last trading day in 2006 on the JSX), the closing price for a share of Common Stock was Rp.10,100.
      The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE and LSE.
ADS PRICE INFORMATION

	Price per ADS		Price per ADS
	(NYSE)		(LSE)

Calendar Year	High	Low	High	Low

	(In US Dollars)		(In US Dollars)
2002	9.77	5.56	9.83	5.28
First Quarter	8.60	5.56	8.58	5.48
Second Quarter	9.77	8.40	9.83	8.45
Third Quarter	8.70	7.00	8.70	7.13
Fourth Quarter	8.93	5.62	8.88	5.28
2003	16.42	7.30	16.05	7.27
First Quarter	8.44	7.30	8.53	7.27
Second Quarter	12.09	8.19	11.78	8.33
Third Quarter	13.73	9.85	13.90	9.60
Fourth Quarter	16.42	13.13	16.05	13.40
2004	23.33	14.13	23.21	14.08
First Quarter	19.45	15.13	18.97	15.29
Second Quarter	19.91	14.13	20.27	14.08
Third Quarter	18.55	15.81	19.00	15.73
Fourth Quarter	23.33	18.30	23.21	19.37
2005	25.50	16.85	29.76	16.88
First Quarter	21.96	18.11	21.86	18.17
Second Quarter	21.96	16.85	21.99	16.88
Third Quarter	23.66	18.10	29.76	17.97
Fourth Quarter	25.50	19.81	25.47	19.71
2006	46.68	24.65	46.70	23.78
First Quarter	31.51	24.65	31.38	23.78
Second Quarter	38.28	27.95	38.35	27.90
Third Quarter	36.56	30.32	36.15	30.08
Fourth Quarter	46.68	35.64	46.69	36.00
October	37.13	35.64	37.07	36.00
November	43.96	37.00	43.66	36.10
December	46.68	42.93	46.70	42.64
2007
January	46.98	41.94	46.82	41.95
February	43.31	37.74	42.90	39.46
March	43.55	37.90	43.05	39.30
April	47.02	44.03	47.15	42.91
      On December 29, 2006 (the last trading day in 2006 on the NYSE), the closing price for an ADS was US$45.60 on the NYSE. On December 28, 2006 (the last trading day in 2006 on the LSE), the closing price for an ADS was US$45.49 on the LSE.

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
The Indonesian Securities Market
      As of the date of this Annual Report, there are two stock exchanges in Indonesia. The primary market is the JSX located in Jakarta and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp.1,249.1 trillion at year end 2006 as compared to Rp.1,083 trillion for the SSX. Total trading value on the JSX during 2006 was Rp.445.7 trillion, compared with Rp.5.22 trillion on the SSX.
Overview of the JSX
      As of December 31, 2006, the JSX comprised of 124 members. Trading rules on the JSX are, at present, generated in the form of decisions by the JSX. There are currently two daily trading sessions for regular market and negotiated market from Monday to Thursday, a morning session from 9.30 a.m. to 12.00 noon, followed by an afternoon session from 1.30 p.m. to 4.00 p.m. There are two trading sessions on Friday, from 9.30 a.m. to 11.30 a.m. and from 2.00 p.m. to 4.00 p.m. There is only one cash market trading session from Monday to Thursday, 9.30 a.m. to 12.00 noon, and on Friday, 9.30 a.m. to 11.30 a.m.
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
      Auctioning takes place according to price priority and time priority. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (i.e., time priority).
      The negotiated market trading is carried out by (i) direct negotiation between members of JSX or (ii) between clients through one member of JSX or (iii) between client and a member of JSX or (iv) between a member of JSX with Kustodi Penjaminan Efek Indonesia (Indonesian Clearing Guarantee Corporation) (“KPEI”). The negotiated market trading does not use round lots.
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
Trading on the NYSE and LSE
      The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE and the LSE. Each ADS represents 40 shares of Common Stock. As of December 31, 2006, 37,187,806 ADSs were outstanding in either the New York Stock Exchange or London Stock Exchange and there were 134 registered holders of ADSs.
D.     Selling Stockholders
      Not applicable.
E.     Dilution
      Not applicable.

F.     Expenses of the issue
      Not applicable.
ITEM 10.     ADDITIONAL INFORMATION
A.     Share capital
      Not applicable.
B.     Memorandum and articles of association
      The Company’s articles of association (“Articles”) have been registered with the Ministry of Justice in accordance with the Limited Liability Company Law No. 1 Year 1995 (“Indonesian Company Law”) and was announced by Ministerial Decree number C2-7468.HT.01.04.TH.97 year 1997, as amended by the Decree of the Minister of Justice No. C-12265.HT.01.04 TH 2006. According to article 3, the objectives and purposes of the Company are to operate telecommunications networks and provide telecommunications and information services.
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
      General meetings of stockholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least two newspapers in Indonesian and one newspaper in English having general circulation within Indonesia. The notice period for convening annual general meetings and extraordinary general meetings is 21 days (not including the date the meeting was called and the date of the meeting) and 14 days (not including the date the meeting was called and the date of the meeting) respectively. The quorum for the general meeting is stockholders representing more than 50% of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which meeting does not require the issue of a notice. At the second meeting, the quorum for the meeting is stockholders representing one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, the quorum for which shall be determined by the Head of the District Court that has a judicial jurisdiction over TELKOM. Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles.
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

Overview of Indonesian law
      Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are mainly embodied in the following regulations: Law No. 1 of 1995 on Limited Liability Companies (“Company Law”); the Law No. 8 of 1995 on Capital Market (“Capital Market Law”); the Law No. 19 of 2003 on State-Owned Enterprises; the Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 on the Implementation of Good Corporate Governance Practice; the Regulations of the Indonesian Capital Market Supervisory Board (“BAPEPAM Regulations”); and the rules issued by the Indonesian stock exchanges, namely Jakarta Stock Exchange (“JSX”) and Surabaya Stock Exchange (“SSX”). In addition to the above statutory requirements, the articles of association (“Articles”) of public companies commonly incorporate provisions directing the corporate governance practices in such companies.
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
      TELKOM has an audit committee composed of seven members: two independent commissioners, four members who are not affiliated with TELKOM and a non-independent commissioner with no right to vote as he is affiliated with the Government. New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act requires a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3 (c) (3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. TELKOM avails itself of this exemption as set forth in its Section 303A Annual Written Affirmations submitted to the NYSE. The NYSE listing standards and the charter of TELKOM’s audit committee share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, TELKOM’s audit committee does not have direct responsibility for the appointment, compensation and retention of TELKOM’s external auditor. TELKOM’s audit committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval. For more information, see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Managers — Board of Commissioners’ Committees.”
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
C.     Material contracts
Master of Procurement Partnership Agreement (MPPA) with Samsung Consortium
      On October 9, 2002, TELKOM signed an Initial Purchase Order Contract for CDMA 2000 IX with a consortium lead by Samsung Corporation (“Samsung Consortium”) for BSS procurement in Regional Divisions V, VI and VII and on December 23, 2002, TELKOM signed a MPPA for the construction of Network and Switching Subsystem (“NSS”) nationwide and BSS for Regional Divisions IV, V, VI and VII. In 2006, TELKOM completed its remaining purchase commitment in connection with this MPPA, which amounted to US$5.6 million and Rp.1,826 million.
Procurement Agreements
      In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:

•	Joint Planning and Process Agreement;

•	Equipment Supply Agreement (“ESA”);

•	Technical Services Agreement (“TSA”); and

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”).
      The agreements contain lists of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period, upon the issuance of the Purchase Order (“PO”). The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.
      In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly review.
Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI
      On November 12, 2003, TELKOM entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement, TELKOM is obligated to pay PT INTI a total consideration of US$6.6 million and Rp.111.7 billion. Pursuant to an amendment dated November 27, 2006, TELKOM’s payment obligation including value added taxes was amended to US$3.2 million and Rp.130.3 billion.
Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Division VII Area
      On January 14, 2003, TELKOM and Bukaka Singtel (BSI) entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Division VII Area (the “Co-Operation Agreement”) that implemented the terms of the June 11, 2002 Memorandum of Understanding between TELKOM and Bukaka Singtel (BSI). Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.8 million for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by Bukaka Singtel (BSI). The new facilities are expected to be completed by 2007, with TELKOM and its Fixed Wireless Division receiving 95% of net revenues generated by the new facilities until such time as an internal rate of return of 28% is achieved, after which TELKOM and Bukaka Singtel (BSI) will each receive 50% of net revenues. The Co-Operation Agreement will expire on December 31, 2010, at which time ownership of the new facilities will vest in TELKOM.
NEC-Siemens Consortium for Ring Jakarta-Sumatra-Kalimantan (JASUKA) Backbone
      On June 10, 2005, TELKOM entered into a partnership agreement with NEC-Siemens Consortium, a consortium consisting of NEC Corporation and PT Siemens Indonesia for the procurement and installation of Ring JASUKA Backbone amounting to US$46.9 million and Rp.169.6 billion. The scope of work under this agreement covers the procurement and installation of Ring JASUKA Backbone, which is the optical cable transmission system consisting of (i) Ring-I (Link Jakarta-Tanjung-Pandan-Pontianak-Batam-Dumai-Pekanbaru-Palembang-Jakarta) and (ii) Ring-II (Link Medan-Padang-Pekanbaru-Medan). Pursuant to an amendment dated March 26, 2006, the amount of the contract was amended to US$45.0 million and Rp.156.9 billion. Pursuant to an amendment dated February 7, 2007, the amount of the contract was further amended to US$45.0 million and Rp.156.9 billion.
Tanjung-Pandan-Pontianak Capacity Expansion with NEC Corporation
      On July 8, 2005, TELKOM entered into a supply contract with NEC Corporation for the Tanjung-Pandan-Pontianak capacity expansion amounting to US$4,636,493.96, excluding 10% VAT. The scope of work under this agreement includes expansion of the capacity of the existing undersea optical cable transmissions system. Pursuant to an amendment dated January 12, 2006, the amount of the contract was amended to US$4.1 million, excluding 10% VAT. The work was completed on January 24, 2006.

The Capacity Expansion of Submarine Cable System (Surabaya — Ujung Pandang — Banjarmasin) with NEC
      On August 16, 2006, TELKOM entered into an agreement with NEC Corporation for a supply contract for the capacity expansion of Submarine Cable System (Surabaya-Ujung Pandang-Banjarmasin) The contract covered the procurement and installation of the system on a turn-key basis and is to be completed within 210 days from the effective date of the contract for US$6.16 million and Rp.7.39 billion, excluding 10% VAT.
The CDMA 2000-1X Equipment in Regional Division V (East Java) with Samsung Consortium
      On June 8, 2006, TELKOM entered into an agreement with PT Samsung Telecommunication Indonesia for the procurement of CDMA 2000-1X Equipment & Services in Division V. This agreement was for an amount of US$7.18 million and Rp.16.8 billion. The project was to be completed on a turn-key basis within three months after the effective date of the contract. On August 1, 2006, TELKOM entered into a first amendment with PT Samsung Telecommunication Indonesia and two other companies, INTI and Samsung Electronics, to complete the contract together. On December 18, 2006, TELKOM entered into a second amendment for additional services under the same scope of work for an amount of US$7.67 million and Rp.10.9 billion, excluding 10% VAT.
IP Core Expansion with Siemens and Juniper Networks, Inc.
      On September 26, 2006, TELKOM entered into an agreement with Siemens for the expansion of its IP core network for an amount of Rp.22.05 billion. TELKOM further expanded its IP/MPLS-based core infrastructure with additional Juniper networks M-series multiservice routing platforms, including the M320. The upgrade, performed by Siemens, builds on TELKOM’s existing M-series routers, deployed last year as part of an initial Next Generation Network (“NGN”) rollout. The new deployment spans 16 cities, connecting softswitch systems and legacy routers.
Additional Capacity for PSTN Local and Trunk Switch
      On September 27, 2006, TELKOM entered into an agreement with Siemens for capacity expansion of its local and trunk switch for an amount of Rp.209 billion, excluding VAT 10%. TELKOM further expanded capacity for its local and trunk switch with PT Lintas Teknologi Indonesia and NEC on November 29, 2006 and November 30, 2006, respectively, for Rp.63.45 billion and Rp.22.0 billion, excluding 10% VAT.
Optical Access Network Deployment in Divisions I and III
      On December 29, 2006, TELKOM entered into an agreement with OPNET Technologies — OLEX Cables Consortium for Rp.61.17 billion and US$2.76 million, excluding 10% VAT, for the optical access network (“OAN”) deployment of a 115k-line unit. The OAN will be connected to the switched networks in Divisions I and III.
Optical Access Network Deployment in Division II
      On December 29, 2006, TELKOM entered into an agreement with OPNET Technologies — OLEX Cables Consortium for Rp.55.78 billion and US$3.67 million, excluding 10% VAT, for the OAN deployment of a 165k-line unit. The OAN will be connected to the switched network in Division II.
Optical Access Network Deployment in Division IV
      On November 30, 2006, TELKOM entered into an agreement with Huawei — Andi Arta Consortium for Rp.58.89 billion and US$2.94 million, excluding 10% VAT, for the OAN deployment of a 130k-line unit. The OAN will be connected to the switched network in Division IV.

Optical Access Network Deployment in Division VI
      On December 18, 2006, TELKOM entered into an agreement with ALCATEL — INTI Consortium for Rp.63.66 billion and US$3.44 million, excluding 10% VAT, for the OAN deployment of a 133k line unit. The OAN will be connected to the switched network in Division VI.
Agreement for FWA CDMA Expansion Project in Regional Divisions I and IV with Huawei Consortium
      On January 6, 2006, TELKOM entered into an agreement with Huawei Consortium for the fixed wireless access (“FWA”) CDMA expansion in Divisions I and IV. The scope of work in this contract consists of two stages. The first stage consists of preparation and testing activities, while the second stage consists of the installation and service-level agreement (“SLA”) maintenance of 1,942,888 lines in Divisions I and IV. The scope of work is to be executed within three years of the date of issuance of the Buy or Return Acceptance Test Certificate (“BAT Certificate”) by TELKOM certifying the completion of stage one. The total contract price, including 10% VAT, was US$27.7 million and Rp.150.2 billion.
Agreement for FWA CDMA Expansion Project in Regional Division II with Huawei Consortium
      On December 8, 2006, TELKOM entered into an agreement with Huawei Consortium for the FWA CDMA expansion in Division II. The scope of work in this contract consists of two stages. The first stage consists of preparation and testing activities, while the second stage consists of the installation and SLA maintenance of 3,584,489 lines in Division II. The scope of work is to be executed within three years of the date of issuance of the BAT Certificate. The total contract price, including 10% VAT, was US$25.31 million and Rp.142.55 billion.
Agreement for FWA CDMA Expansion Project in Regional Division III with Huawei Consortium
      On December 8, 2006, TELKOM entered into an agreement with Huawei Consortium for the FWA CDMA expansion in Division III. The scope of work in this contract consists of two stages. The first stage consists of preparation and testing activities, while the second stage consists of the installation and SLA maintenance of 1,478,910 lines in Division III. The scope of work is to be executed within three years of the date of issuance of the BAT Certificate. The total contract price, including 10% VAT, was US$9.87 million and Rp.59.48 billion.
Agreement for the Expansion of the NSS, BSS and PDN FWA CDMA System Project in Regional Division V with Samsung Consortium
      On October 13, 2006, the Company entered into a procurement and installation agreement with Samsung Consortium for the expansion of the NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) for the amounts of US$59.9 million plus Rp.94.8 billion. Samsung Consortium will provide service and maintenance support for structures that it constructs, pursuant to a Service Level Agreement for a period of three years (2006-2008) in return for a consideration of Rp.30.0 billion. As of December 31, 2006, total purchase commitment amounted to US$59.9 million and Rp.124.8 billion.
Agreement for FWA CDMA Expansion Project in Regional Division VI with ZTE Consortium
      On November 28, 2006, TELKOM entered into an agreement with ZTE Consortium for the FWA CDMA expansion in Division VI. The scope of work in this contract consists of two stages. The first stage consists of preparation and testing activities, while the second stage consists of the installation and SLA maintenance of 2,103,617 lines in Division VI. The scope of work is to be executed within three years of the date of issuance of the BAT Certificate. The total contract price, including 10% VAT, was US$22.53 million and Rp.66.09 billion.

Jember-Denpasar Submarine Backbone
      On December 29, 2006, TELKOM entered into an agreement with ZTE Consortium for a supply contract for the deployment of the Jember-Denpasar Submarine Cable System. The contract covered the procurement and installation of the system on a turn key basis, which is to be carried out and completed within 6.5 months from the effective date of the contract for an amount, including 10% VAT, of US$10.19 million and Rp.16.14 billion.
Acquisition of Dayamitra
      On May 17, 2001, TELKOM acquired 90.32% of the issued and fully paid shares of Dayamitra, the KSO VI investor, for US$134.2 million (including consultant’s fee of US$3.3 million) and also purchased a call option and granted a put option with respect to the remaining 9.68% partner shares of Dayamitra for the amount of US$6.3 million which was fully paid in 2003. An initial payment of US$18.3 million was paid on the closing date occurring on May 17, 2001, US$8.9 million was paid on August 10, 2001 as an adjustment to the purchase price based on Dayamitra’s adjusted working capital. The balance of US$103.6 million was to be paid through an escrow account in eight quarterly installments of US$12.9 million each, beginning on August 17, 2001. TELKOM paid the last quarterly installment on May 17, 2003. On December 14, 2004, TELKOM exercised its call option to purchase, and acquired, the remaining 9.68% of the shares of Dayamitra, for an aggregate consideration of approximately US$22.1 million which represents the present value of the option strike price of US$16.2 million plus the option purchase price of US$6.3 million and payment for Dayamitra’s adjusted working capital of US$1.0 million. TELKOM is required to pay the option strike price less funds available in the escrow account on November 30, 2004 in 16 equal installments, the last of which was made on March 26, 2006.
PT Mitra Global Telekomunikasi Indonesia (MGTI)
      On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO IV Agreement, the rights to operate fixed-line telecommunication services in KSO IV region are transferred to TELKOM and KSO IV is operated under the management, supervision, control and responsibility of TELKOM. In addition, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV. MGTI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to MGTI and operating expenses. If the KSO IV unit is unable to or does not for any reason pay MGTI the fixed monthly payments due to it, TELKOM is obligated to make up any deficiency. At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to TELKOM at no cost. As a result of the amended and restated KSO IV Agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division IV for a purchase price of US$390.7 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination.
Restatement and Amendment of KSO VII Agreement
      On October 19, 2006, TELKOM announced that the Company and PT Bukaka Singtel International (BSI), TELKOM’s KSO partner for Regional Division VII Eastern Indonesia, entered into an agreement to amend and restate the KSO VII Agreement. Under the amended and restated KSO VII Agreement, the rights to operate telecommunication services in KSO VII region were transferred to TELKOM with KSO VII being operated under the sole management, supervision, control and responsibility of TELKOM. For the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division VII. PT Bukaka Singtel International (BSI) receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to PT Bukaka Singtel International (BSI) and operating expenses. At the end of the KSO period on December 31, 2010, all rights, title and interest of PT Bukaka Singtel International (BSI) in existing property, plant and equipment (including new additional installations) and inventories of KSO VII shall be transferred to TELKOM without requiring any further action by any party, upon payment by TELKOM to PT Bukaka Singtel International (BSI) of Rp.1,000. As a result of the amended and restated KSO VII Agreement, TELKOM obtained the legal right to control the financial and operating decisions of Regional Division VII, and TELKOM must pay to PT Bukaka Singtel International (BSI) a fixed monthly payment of Rp.55.64 billion from October 2006 to June 2007, and Rp.44.25 billion from July 2007 to December 2010. Payment is derived from the revenue of KSO VII. TELKOM believes that the transaction will not have a material impact on TELKOM’s financial position or operating results.
Medium-Term Notes Issuance Agreement
      See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Medium-Term Notes.”
      See Exhibit 4.43 for an English summary of the terms and conditions of the MTN.
TELKOM appoints PwC as its External Auditor for 2006
      On August 11, 2006, TELKOM announced that it has selected KAP Drs. Haryanto Sahari & Rekan, the Indonesian affiliate of PricewaterhouseCoopers (“PwC”) as its independent auditor to perform an integrated audit for 2006, consisting of the audits of TELKOM’s consolidated financial statements and its internal control over financial reporting for 2006.
Interconnection Agreement with Indosat
      On September 23, 2005, TELKOM entered into an interconnection agreement with Indosat. This agreement provides for the interconnection (i) of TELKOM’s local fixed line network with Indosat’s long-distance fixed line network; (ii) of Indosat’s local fixed line network with TELKOM’s long-distance fixed line network; (iii) between TELKOM’s and Indosat’s long-distance fixed line networks; (iv) of TELKOM’s domestic fixed line network with Indosat’s international fixed line network; and (v) of Indosat’s local fixed line network with TELKOM’s international fixed line network. In each case, the interconnection tariff is calculated on a call-by-call basis. This agreement replaced the previous interconnection agreements with Indosat regulating interlocal interconnection, namely, (i) Interconnection Agreement and the Settlement of Interconnection Financial Rights and Obligations No. PKS 162/HK81OPSAR-00/2002 — 26/DNI/HK720/02 dated September 3, 2002 as amended by Addendum No. PKS 56/HK.810/JAR-30/2005 — 065/100-ICO/REL/2005 dated March 31, 2005; (ii) Agreement on the Performance of Telecommunications Services No. 63/HK.800/UTA-00/97 — 092/DRU.HK.720/97 dated August 21, 1997; and (iii) Interconnection Agreement No. 64/HK.81OPSAR-00/97 — 1000/NDN/HK.720/97 dated August 21, 1997. On July 13, 2006, TELKOM and Indosat amended this interconnection agreement to accommodate changes in technical and operational issues regarding signaling and call scenarios.
      On December 1, 2005, TELKOM and Indosat entered into another interconnection agreement enabling each party’s customers to make domestic calls between Indosat’s mobile network and TELKOM’s fixed line network and allowing Indosat’s mobile customers to access TELKOM’s IDD service by dialing “007.” This agreement replaces those existing interconnection agreements relating to TELKOM’s fixed line network and Indosat’s mobile network. This agreement is valid for three years from its execution date, and thereafter, may be amended upon agreement by both parties.
Interconnection Agreement with HCPT
      On January 25, 2006, TELKOM entered into an interconnection agreement with HCPT, a 3G-licensed cellular operator. This agreement provides for the interconnection of TELKOM’s fixed line networks, including local, long distance, and international networks with HCPT’s mobile network. It enables each party’s customers to make a call between each others’ networks and also allows customers access to certain services provided by the other party.

Interconnection Agreement with STI
      On May 8, 2006, TELKOM signed a side letter in connection with an interconnection agreement with PT Sampoerna Telekomunikasi Indonesia (“STI”) following the change of the name from PT Mandara Selular Indonesia to PT Sampoerna Telekomunikasi Indonesia. STI assumed the obligations of Mandara under their respective interconnection agreements with TELKOM.
Amendments to Interconnection Agreements under Cost-Based Scheme
      On December 28, 2006, TELKOM and all network operators including Indosat, HCPT and STI signed amendments to their interconnection agreements for its fixed line network (local, long distance, and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No. 8/2006. These amendments took effect on January 1, 2007. These amendments are limited to changes to tariff rates and do not fully cover the requirements under the RIO. TELKOM expects that all existing interconnection agreements and amendments will be replaced by new interconnection agreements which address all requirements under the RIO by the end of 2007.
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
      During the past 25 years, the Rupiah has been devalued three times against the US Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp.415 to Rp.623 to the US Dollar; in March 1983, when the rate went from Rp.703 to Rp.970 to the US Dollar; and in September 1986, when the rate fell from Rp.1,134 to Rp.1,644 to the US Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward against the US Dollar by about 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2006, the average rate of Rupiah to the US Dollar was Rp.9,167, with the highest and lowest rates being Rp.9,795 and Rp.8,720, respectively.

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
      Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a Decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide the Certificate of Tax Residence to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).
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
Certain U.S. Federal Income Tax Considerations
      The following is a summary of certain United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Common Stock by U.S. Holder’s (as defined below) that hold their ADSs or Common Stock as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or Common Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each holder is urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of their investment in the ADSs or Common Stock.
      For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Common Stock that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.
      If a partnership is a beneficial owner of ADSs or Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

      For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Common Stock represented by the ADSs.

Threshold PFIC Classification Matters
      A non-United States corporation, such as the Company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on the Company’s current income and assets, the Company presently does not believe that it should be classified as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that the Company is not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Stock” is written on the basis that the Company will not be classified as a PFIC for United States federal income tax purposes.

Dividends
      Any cash distributions paid by the Company out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and the Company believes it should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the New York Stock Exchange, an established securities market in the United States, they are considered readily tradable on that exchange.
      Cash distributions in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or Common Stock, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in Rupiah should equal the US Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into US Dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be United States source ordinary income or loss. Dividends received on the ADSs or Common Stock will generally not be eligible for the dividends received deduction allowed to corporations.
      Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Common Stock. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Common Stock
      A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Common Stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Considerations
      If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or Common Stock and (ii) any “excess distribution” paid on ADSs or Common Stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if the Company becomes classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Company is or becomes classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

F.	Dividends and paying agents
      Not applicable.

G.	Statement by experts
      Not applicable.

H.	Documents on display
      TELKOM files reports, including annual reports on Form 20-F and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Subject to some exceptions, TELKOM is required to file its periodic reports electronically through the SEC’s EDGAR system. Any filings TELKOM makes electronically will be available to the public over the Internet at the SEC’s Website at http://www.sec.gov.

I.	Subsidiary Information
      Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.	Disclosure About Market Risk
General
      The Company is exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of its long-term investments. The Company does not generally hedge its long-term foreign currency liabilities as it believes that the expenses associated with fully hedging such liabilities are not justified. Instead the Company hedges its obligations for the current year. As of December 31, 2006, foreign currency time deposits provided approximately 45% coverage against foreign currency denominated current liabilities. The Company’s exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets, the rates for which are reset periodically. The Company’s exposure to such market risks fluctuated significantly during 2004, 2005 and 2006 as the Indonesian economy has been affected by a significant fluctuation of the Rupiah and interest rates. The Company is not able to predict whether such conditions will continue during the remainder of 2007 or thereafter.

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
      The table below provides information about the Company’s material financial instruments, some of which are sensitive to changes in interest rates. For debt obligations and time deposits, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Rupiah equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in Rupiah, US Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for 3-month placements in effect as of December 31, 2006 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2006 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average 3-month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for 3-month placements by the various lending institutions where such deposits are located as of December 31, 2006; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2006. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including changes in interest rates in Indonesia and other monetary and macro economic factors affecting Indonesia. Such assumptions are different from the rates used in the Company’s consolidated financial statements and accordingly amounts shown in the table may vary from amounts shown in the Company’s consolidated financial statements.

	Outstanding Balance as at
	December 31, 2006			Expected Maturity Date

	Foreign	Rp.							2012-	Fair
	Currency	Equiv.	Rate	2007	2008	2009	2010	2011	2024	Value

	(in million)	(Rp. in	(%)							(Rp. in
		million)		(Rp. in million)						million)
ASSETS
Fixed Rate
Cash and cash equivalents
Time deposit
Rupiah
Principal		5,601,885		5,601,885	—	—	—	—	—	5,601,885
Interest			9.96
US Dollar
Principal	152.33	1,370,251		1,370,251	—	—	—	—	—	1,370,251
Interest			3.75
Euro
Principal	68.97	816,498		816,498	—	—	—	—	—	816,498
Interest			2.90
Temporary Investments — Available-for-Sale Securities
Rupiah		47,036		47,036	—	—	—	—	—	47,036
US Dollar	3.98	37,456		37,456						37,456

	Outstanding Balance as at
	December 31, 2006			Expected Maturity Date

	Foreign	Rp.							2012-	Fair
	Currency	Equiv.	Rate	2007	2008	2009	2010	2011	2024	Value

	(in million)	(Rp. in	(%)							(Rp. in
		million)		(Rp. in million)						million)

LIABILITIES
Short-term bank loans
Variable Rate
Rupiah
Principal		666,667		666,667	—	—	—	—	—	668,814
Interest		29,634	11.93	29,634	—	—	—	—	—
Fixed Rate
Rupiah
Principal		21,323		21,323	—	—	—	—	—	21,465
Interest		482	15.58	482	—	—	—	—	—
Long-term debts(1)
Variable Rate
Rupiah
Principal		4,153,501		1,249,265	1,189,326	690,831	167,431	140,028	716,620	4,140,064
Interest		1,504,790	12.31	446,991	303,419	161,409	110,983	93,934	388,054
US Dollar
Principal	138.87	1,250,551		168,306	168,306	130,563	130,563	130,563	522,250	1,160,573
Interest		367,386	6.45	77,914	67,414	57,091	48,630	40,170	76,167
Fixed Rate
Rupiah
Principal		3,419,545		1,880,329	395,166	456,356	527,573	97,099	63,022	3,321,134
Interest		879,984	16.59	393,218	221,288	159,846	78,444	20,869	6,319
US Dollar
Principal	527.69	4,752,224		1,118,000	1,099,123	975,839	955,420	207,214	396,628	4,528,704
Interest		808,732	6.56	278,787	205,585	137,971	70,517	32,666	83,206
Japanese Yen
Principal	14,384.68	1,088,631		86,496	72,305	58,114	58,114	58,114	755,488	1,014,345
Interest		301,476	3.10	33,108	30,484	28,371	26,569	24,768	158,176
Euro
Principal	22.01	260,994		173,996	86,998	—	—	—	—	253,406
Interest		13,969	4.02	11,643	2,326	—	—	—	—

(1)	Long-term debts consist of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisitions and long-term bank loans, in each case including their current maturities.

Exchange Rate Risk
      The Company’s exposure to exchange rate fluctuations results primarily from long-term debt obligations and accounts receivable and payable, which are primarily paid for through draw downs under the Government on-lending program and are expressed in US Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound Sterling. For a description of the Company’s foreign currency assets and liabilities, see Note 53 to the Company’s consolidated financial statements. Part of these obligations might be offset by increases in the value of foreign currency time deposits and by increases in the value of foreign currency accounts receivable, assuming that the counter-parties are able to meet their foreign currency obligations to TELKOM at market rates.
      The table below provides information about the Company’s financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company’s reporting currency. The information on instruments and transactions that are sensitive to foreign exchange rates, including US Dollar,

Euro, Singapore Dollar, Great Britain Pound Sterling and Japanese Yen debt obligations and term deposits and the Company’s accounts payable and receivable. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on assumptions for the exchange rates for US Dollar as well as other currencies, which are based on the selling and buying rates quoted by Reuters on December 29, 2006, applied respectively to monetary assets and liabilities. The buying and selling rates as of December 29, 2006 were Rp.8,995 and Rp.9,005 to US$1, respectively. Telkomsel applied the Bank Indonesia middle buy and sell rate for its monetary asset and liabilities which was Rp.9,020 to US$1 as of December 31, 2006. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in future periods.

	Outstanding Balance as
	at December 31, 2006		Expected Maturity Date

	Foreign	Rp.							Fair
	Currency	Equiv.	2007	2008	2009	2010	2011	2012-2024	Value

	(in	(Rp. in							(Rp. in
	million)	million)	(Rp. in million)						million)
ASSETS
Cash and cash equivalents
US Dollar	159.59	1,443,160	1,443,160	—	—	—	—	—	1,443,160
Japanese Yen	1.95	148	148	—	—	—	—	—	148
Euro	71.30	845,448	845,448	—	—	—	—	—	845,448
Temporary Investment
US Dollar	3.98	37,446	37,456						37,456
Trade accounts receivable
US Dollar	41.03	368,747	368,747	—	—	—	—	—	368,747
Other accounts receivable
US Dollar	0.56	5,077	5,077	—	—	—	—	—	5,077
Euro	0.03	402	402	—	—	—	—	—	402
Great Britain Pound Sterling	—	37	37	—	—	—	—	—	37
Other current assets
US Dollar	0.1	937	937	—	—	—	—	—	937
Advances and other non-current assets
US Dollar	3.59	32,314	32,314	—	—	—	—	—	32,314
LIABILITIES
Trade accounts payable
Related parties
US Dollar	0.28	2,501	2,501	—	—	—	—	—	2,501
Singapore Dollar	—	20	20	—	—	—	—	—	20
Third parties
US Dollar	28.58	257,495	257,495	—	—	—	—	—	257,495
Euro	1.55	18,377	18,377	—	—	—	—	—	18,377
Great Britain Pound Sterling	0.04	630	630	—	—	—	—	—	630
MYR	—	12	12	—	—	—	—	—	12
Singapore Dollar	0.41	2,411	2,411	—	—	—	—	—	2,411
Other Account Payable
US Dollar	0.06	573	573	—	—	—	—	—	573
Great Britain Pound Sterling	—	2	2	—	—	—	—	—	2
Accrued expenses
US Dollar	199.18	1,793,609	1,793,609	—	—	—	—	—	1,793,609
Japanese Yen	74.13	5,610	5,610	—	—	—	—	—	5,610
Singapore Dollar	0.35	2,039	2,039	—	—	—	—	—	2,039
Euro	104.61	1,239,946	1,239,946	—	—	—	—	—	1,239,946
Long-term debts(1)
US Dollar	666.56	6,002,773	1,286,306	1,267,429	1,106,401	1,085,982	337,776	918,878	5,689,277
Japanese Yen	14,384.68	1,088,632	86,496	72,305	58,114	58,114	58,114	755,488	1,014,345
Euro	22.01	260,994	173,996	86,998	—	—	—		253,406

(1)	Long-term debts for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, notes and bonds, in each case including their current maturities.

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

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES
      Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2006. Based on this evaluation and as a result of the material weaknesses discussed below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were not effective. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements, will not be prevented or detected. In connection with management’s evaluation of the Company’s internal control over financial reporting, the following material weaknesses have been identified as of December 31, 2006.

1.	The Company did not have an effective control environment based on the COSO criteria. The following material weaknesses related to the Company’s control environment were identified:

•	The Company did not adequately design and maintain effective controls over the assignment of authority and responsibility with respect to its internal control over financial reporting and the necessary lines of communication throughout the organization. Specifically, certain key members of management had inappropriate access to the Company’s financial application systems and related data with the ability to effect accounting entries within such systems without adequate mechanisms for identifying and evaluating the results of any such actions.

•	The Company did not adequately design and maintain effective information technology policies, including those related to security and access to its financial application programs and data. Specifically, the Company had inadequate controls to identify and monitor conflicting user roles (i.e., segregation of duties) and lacked independent monitoring of access by employees to its financial application systems and data.

•	The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of applicable generally accepted accounting principles commensurate with the Company’s financial reporting requirements.

•	The Company did not adequately perform a risk assessment to identify risks so as to ensure that it adequately designed and implemented effective controls that would prevent and detect material misstatements to its financial statements.

These control environment material weaknesses contributed to the existence of the additional material weaknesses below.

2.	The Company did not maintain effective controls, including monitoring, over its financial close and reporting process. Specifically, the Company did not maintain effective controls over the completeness and accuracy of its financial consolidation and disclosure process including matters relating to: the disclosure of fixed assets and accounting for business combinations. In addition, controls related to the accuracy of financial statement preparation and disclosures relating to consolidated statements of cash flows, segment information and the acquisition of a joint operation were not operating effectively.

3.	The Company did not adequately design and maintain effective controls over its accounting for property, plant and equipment. Specifically, the Company’s controls were not adequately designed or operating effectively to ensure the completeness, accuracy and valuation of its fixed assets, including related additions and dispositions/retirements.

4.	The Company did not design and maintain effective controls over its accounting for revenue and related accounts receivable. Specifically, the Company’s controls were not designed and operating effectively to ensure the completeness and accuracy of leased line revenue and provisions for uncollectible balances. In addition, the controls to ensure the completeness and accuracy of fixed line and fixed wireless revenue and collections were not operating effectively.
All of the above material weaknesses resulted in audit adjustments to the Company’s consolidated financial statements for the year ended December 31, 2006. Additionally, each of the material weaknesses described above could result in misstatements of the aforementioned financial statement accounts and disclosures that would result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.
      Because of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over its financial reporting as of December 31, 2006 based on the Internal Control — Integrated Framework issued by the COSO.

      As permitted by Securities and Exchange Commission guidance, management has excluded the operations related to the Regional Division VII (“KSO VII”) (acquired on October 19, 2006) from its assessment of internal control over financial reporting as of December 31, 2006. The KSO VII operations represented approximately 2.1 percent of the Company’s 2006 consolidated total operating revenues and 3.9 percent of consolidated total assets as at December 31, 2006. The controls for these acquired operations are required to be evaluated and tested by the end of 2007.
      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Kantor Akuntan Publik Haryanto Sahari & Rekan, an independent registered public accounting firm, as stated in their report which appears on page F-2 herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Remediation of Material Weaknesses and Plan for Future Remediation
      Since 2006, the Company has undertaken substantial efforts to address its previously reported material weaknesses. To fully remediate the material weaknesses necessitates designing new business process controls, and testing them to ensure that they address the previously reported control deficiencies. The Company continues to review and make necessary changes to the design of its internal control environment, through critical assessments of the roles and responsibilities of each functional group within the organization, enhancing and documenting policies and procedures and providing relevant training where appropriate.
      The Company previously reported in its fiscal 2005 Annual Report on Form 20-F, material weaknesses pertaining to: 1) inadequate personnel resources with sufficient knowledge and experience in the application of applicable generally accepted accounting principles commensurate with the Company’s financial reporting requirements; 2) deficiencies in the organizational structure in the accounting department, including inadequate management, supervision and review of the accounting functions; 3) inadequate internal processes for the assessment of critical, significant and judgmental accounting areas; and 4) insufficient written policies and procedures for the accounting and financial reporting function, insufficient knowledge of and compliance with, existing policies and procedures.
      In 2006, the Company implemented the following changes; 1) recruited and integrated personnel into the finance function; 2) a structured training program for all relevant accounting personnel; 3) significant enhancements were made to the financial reporting process, including the U.S. GAAP reconciliation analysis and documentation; 4) in February 2006, the Company adopted a new organizational structure in the accounting and finance department, including a dedicated unit responsible for the oversight function of accounting and financial reporting; and 5) enhanced accounting and reporting policies and related supplements were also issued in February 2006. As of June 27, 2007, the Company believes that it has now designed effective controls to address these material weaknesses; however, these controls require further time to be embedded in the organization to have a permanent and sustainable effect. The Company has therefore not fully remediated the above material weaknesses and has included them in material weaknesses under item 1 point 3 and item 3 of “Management’s Report on Internal Control over Financial Reporting.”
      The Company expects its remediation efforts for all material weaknesses to continue in fiscal year 2007, as further described below.
      The Company has taken, or will take, the following actions:

•	Form a Remediation Committee, under the coordination of the Compliance and Risk Management Director; comprised of key members of management from a variety of functions across the organization, this committee will monitor, oversee implementation and regularly report to the Board of Directors and Audit Committee on the progress of our remediation activities;

•	Perform a full evaluation of the assignment of authority and responsibility with respect to the Company’s internal control over financial reporting and the necessary lines of communication throughout the organization;

•	Commence a comprehensive review of access privileges granted to all personnel to ensure access is commensurate with their respective roles and responsibilities;

•	Review the design of the information technology policies and procedures, including those relating to security and access to the Company’s application programs and data;

•	Continue to maintain and enhance the quality of staff in accounting and finance, through a structured training and development program and by engaging with a qualified external consultant;

•	Develop an enterprise risk management system under the coordination of the Compliance & Risk Management Director;

•	Perform a comprehensive review of the existing monitoring and supervision procedures of the financial close and reporting process;

•	Review the design of and implement enhanced controls over the accounting for property, plant and equipment; and

•	Design and implement controls to ensure the completeness and accuracy of TELKOM’s leased line revenue, provision for uncollectible balances and fixed line and fixed wireless revenues and collections.
Management’s Conclusions on the Remediation Plan
      The remediation measures described above that have been, or are to be, implemented and/or tested are expected to strengthen the Company’s internal control over financial reporting and remediate the material weaknesses the Company has identified. The Company is committed to continuing to improve its internal control processes and intends to continue to diligently review its financial reporting controls and procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the Commission.
      Management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, TELKOM’s financial position, results of operations and cash flows for the periods presented in conformity with GAAP.
Changes in Internal Control over Financial Reporting
      Other than as stated above, there have been no other changes in TELKOM’s internal control over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, TELKOM’s internal control over financial reporting.

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
      The Company has adopted a code of ethics in accordance with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002. The Company’s code of ethics applies to its President Director, Finance Director (being its officers in equivalent positions to a Chief Executive Officer and a Chief Financial Officer) and

persons performing similar functions as well as to its Commissioners, Directors and other officers and employees. The Company’s code of ethics may be viewed on the company web site at www.telkom-indonesia.com/investor-relation/corporate-governance. If the Company amends the provisions of its code of ethics that applies to its President Director, Finance Director and persons performing similar functions, or if the Company grants any waiver of such provisions, the Company will disclose such amendment or waiver on the company web site at the same address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table summarizes the aggregate fees billed to the Company by KPMG and PwC in 2005 and 2006, respectively:

	Year Ended
	December 31,

	2005	2006
	(KPMG)	(PwC)

	(in Rp. million)
Audit Fees	42,390.3	55,558.0
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

A.	Audit Fees
      Audit fees in the above table are the aggregate fees billed by KPMG in 2005 and by PwC in 2006, in each case in connection with the audits of TELKOM’s annual consolidated financial statements.

B.	Audit-Related Fees
      None.

C.	Tax Fees
      Neither KPMG nor PwC performed any tax compliance, tax advisory or tax planning services for TELKOM in 2005 and 2006.

D.	All Other Fees
      Neither KPMG nor PwC perform any other services than audit for TELKOM in 2005 and 2006.

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
      Consistent with Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued thereunder, the charter of TELKOM’s audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by TELKOM to its independent registered public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself. Notwithstanding the foregoing, none of TELKOM’s independent public accounting firms performed non-audit services for TELKOM during the fiscal years ended December 31, 2004, 2005 and 2006.

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
      TELKOM relies on the general exemption under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934 with respect to the composition of its audit committee. For further information on the Rule 10A-3(c)(3) exemption, see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management — Board of Commissioners’ Committees” and Item 10. “Additional Information — B. Memorandum and articles of association — Committees.”
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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      The following table sets forth certain information concerning purchases by TELKOM of its Series B Shares in 2006.

	Total Number of		Total Number of Shares	Maximum Number of Shares
	Shares	Average Price Paid	Purchased as Part of	that May Yet Be Purchased
Period (2006)	Purchased	per Share in Rp.	Publicly Announced Plans(1)	Under the Plans(2)

January	—	—	—	1,007,999,964
February	—	—	—	1,007,999,964
March	—	—	—	1,007,999,964
April	—	—	—	1,007,999,964
May	8,373,500	7,332.40	8,373,500	999,626,464
June	47,070,000	7,064.26	55,443,500	952,556,464
July	21,925,000	7,235.40	77,368,500	930,631,464
August	5,668,000	7,935.67	83,036,500	924,963,464
September	1,750,000	7,803.90	84,786,500	923,213,464
October	—	—	84,786,500	923,213,464
November	4,820,000	9,902.79	89,606,500	918,393,464
December	28,770,000	10,194.30	118,376,500	889,623,464
TOTAL	118,376,500	8,043.87	118,376,500	889,623,464

(1)	Represents Series B Shares repurchased pursuant to TELKOM’s share repurchase plan approved at TELKOM’s Extraordinary General Meeting of Shareholders on December 21, 2005. Under the share repurchase program, TELKOM may repurchase up to a maximum of 5% of issued and outstanding Series B Shares for a total repurchase amount not exceeding Rp.5.25 trillion, in accordance with the rules and regulations of the BAPEPAM and the stock exchanges on which TELKOM’s Common Stock and ADSs are trading, as well as other applicable regulatory bodies. Such repurchases are intended to be made from time to time over the eighteen month period following the announcement. Repurchases may be made at the discretion of the Company’s management through purchases of shares on the Jakarta and Surabaya Stock Exchanges, purchases of shares in ADS form on the New York Stock Exchange, off-exchange transactions and agreements, or any other legal means the Company deems appropriate. For further information on the share repurchase, see Item 7. “Major Stockholders and Related Party Transactions — A. Major Stockholders.”

(2)	Represents a maximum of 1,007,999,964 Series B Shares (equivalent to 5% of issued and outstanding Series B Shares) initially available for repurchase under TELKOM’s share repurchase plan.
PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS
      See pages F-1 through F-158.

ITEM 19.	EXHIBITS
      Exhibit 1 — The Articles of Incorporation of TELKOM, amended as of July 30, 2004, together with an English translation thereof (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2004 filed July 14, 2005 and incorporated herein by reference).
      Exhibit 2 — Not applicable.
      Exhibit 3 — Not applicable.
      Exhibit 4 — Material Contracts Exhibits:

4.1*	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.2*	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.3*	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.4*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.5*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.6*	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.7**	Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.8+	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.9**	Agreement on Launch Services of TELKOM-2 Satellite between TELKOM and Arianespace S.A., dated November 8, 2002.
4.10*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.
4.11*	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.12*	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.13*	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.
4.14*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.15*	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.16*	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.17*	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.
4.18*	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.19**	Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.20+	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Division VII Area between TELKOM and PT Bukaka Singtel (BSI) International, dated January 14, 2003.
4.21*	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.22*	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.23*	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.

4.24*	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.25*	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.26+	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.27+	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.28*	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.29*	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.30*	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.31*	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatra, dated June 12, 2003.
4.32*	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.33*	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.34+	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.
4.35*	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.36*	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.37*	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.38*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.39+	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.40+	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.41+	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.42+	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.
4.43++	Medium Term Notes Issuance Agreement dated December 13, 2004 (English summary).
4.44++	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated April 25, 2005.
4.45+++	Supply Contract For The Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-SIEMENS CONSORTIUM, dated June 10, 2005.
4.46+++	Supply Contract For Capacity Expansion of Submarine Cable System Tanjung Pandan-Pontianak between TELKOM and NEC Corporation, dated 8 July 2005.

4.47++++	Interconnection Agreements between TELKOM and Indosat, dated September 23, 2005 and December 1, 2005 (English Summary).
4.48#	Second Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 31 March 2004.
4.49#	Third Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 29 October 2004.
4.50#	Fourth Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 21 February 2005.
4.51#	Fifth Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 30 August 2005.
4.52#	First Amendment To Supply Contract For The Procurement and Installation of Ring Jasuka Backbone between TELKOM and NEC-Siemens Consortium, dated 6 February 2006.
4.53#	Second Amendment of the Supply Contract for the Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-Siemens Consortium, dated 16 March 2006.
4.54#	Third Amendment of the Supply Contract for the Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-Siemens Consortium, dated 7 February 2007.
4.55#	Amended and Restated KSO7 Agreement, between TELKOM and PT Bukaka Singtel International, dated 19 October 2006.
4.56#	First Amendment of Supply Contract for Tanjung Pandan — Pontianak Capacity Expansion between TELKOM and NEC Corporation, dated 12 January 2006.
4.57#	Supply Agreement for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 16 August 2006.
4.58#	First Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 29 December 2006.
4.59#	Second Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 26 January 2007.
4.60#	Third Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 21 February 2007.
4.61#	Fourth Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 12 March 2007.
4.62#	Procurement and Installation Agreement For Ring JDCS Project (JEMBER DENPASAR Cable System) between TELKOM and ZTE Consortium, dated 29 December 2006.
4.63#	First Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 31 May 2004.
4.64#	Second Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 4 September 2006.
4.65#	Third Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 27 November 2006.
4.66#	Partnership Agreement for FWA CDMA Expansion Project NSS, BSS and PDN System in DIVRE I and DIVRE IV between TELKOM and Huawei Consortium, dated 6 January 2006.
4.67#	Agreement for Procurement and Installation on the CDMA 2000-IX Equipment in Division Regional V East Java between TELKOM and Samsung Consortium dated 8 June 2006.
4.68#	First Amendment to Agreement for Procurement and Installation on CDMA 2000-IX Equipment in Divre V East Java between TELKOM and Samsung Consortium, dated 1 August 2006.
4.69#	Second Amendment to Agreement for Procurement and Installation on CDMA 2000-IX Equipment in Divre V East Java between TELKOM and Samsung Consortium, dated 18 December 2006.

4.70#	Procurement and Installation Agreement of MSOAN Package III Divre-I Sumatera between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 29 June 2006.
4.71#	First Amendment to the Procurement and Installation Agreement of MSOAN Package III Divre-I Sumatera between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 29 December 2006.
4.72#	Procurement and Installation Agreement of OSP for Regional Metro Junction (RMJ) Banda Aceh — Sigli Divre I Sumatera between TELKOM and PT Telekomindo Primakarya, dated 3 July 2006.
4.73#	Procurement and Installation Agreement of Digital Micro Wave Radio (“GMD Radio”) for Regional Metro Junction (RMJ) Package II Java and Kalimantan, between TELKOM and PT Fujitsu Indonesia dated 3 July 2006.
4.74#	Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE — Temasindo Consortium 6 October 2005.
4.75#	First Amendment to Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE — Temasindo Consortium dated 30 December 2005.
4.76#	Second Amendment to Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE — Temasindo Consortium dated 15 September 2006.
4.77#	Procurement and Installation Agreement on IP Core Backbone Expansion Package-1 between TELKOM and PT Siemens Indonesia, dated 26 September 2006.
4.78#	Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central EWSD between TELKOM and PT Siemens Indonesia, dated 27 September 2006.
4.79#	Procurement and Installation Agreement for FWA CDMA Expansion Project NSS, BSS and PDN System in Divre V between TELKOM and Samsung Consortium dated 13 October 2006.
4.80#	Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre VI between TELKOM and ZTE Consortium, dated 28 November 2006.
4.81#	Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central 5ESS between TELKOM and PT Lintas Teknologi Indonesia, dated 29 November 2006.
4.82#	Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central NEAX between TELKOM and PT NEC Indonesia, dated 30 November 2006.
4.83#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-III between TELKOM and Huawei Consortium, dated 30 November 2006.
4.84#	Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre III between TELKOM and Huawei Consortium, dated 8 December 2006.
4.85#	Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre II between TELKOM and Huawei Consortium, dated 8 December 2006.
4.86#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-IV between TELKOM and Alcatel-INTI Consortium dated 18 December 2006.
4.87#	First Amendment to Procurement and Installation Agreement of MSOAN Divre I Sumatera Package I between TELKOM and PT Dharmala Kumala Utama, dated 28 December 2006.
4.88#	Procurement and Installation Agreement of MSOAN Aceh Area Divre I Sumatera between TELKOM and PT NEC Indonesia, dated 16 August 2006.
4.89#	First Amendment to Procurement and Installation Agreement of MSOAN Aceh Area Divre I Sumatera between TELKOM and PT NEC Indonesia, dated 29 December 2006.

4.90#	Agreement for Procurement and Installation for Secondary Cable Network Package I between TELKOM and Olex Cables Indonesia (OLEXINDO), dated 29 December 2006.
4.91#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-I (Divre I and Divre III) between TELKOM and Opnet — Olexindo Consortium, dated 29 December 2006.
4.92#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-II (DIVRE-II) between TELKOM and Opnet — Olexindo Consortium, dated 29 December 2006.
4.93#	Contract on the CDMA2000-1X Initial Purchase Order Between TELKOM and SAMSUNG Electronics Co., Ltd., dated 9 October 2002.
*	Filed with Amendment No. 2 to the Annual Report on Form 20-F/A for the year ended December 31, 2002 filed February 9, 2004 and incorporated herein by reference.
**	Filed with original Annual Report on Form 20-F for the year ended December 31, 2002 filed April 17, 2003 and incorporated herein by reference.
+	Filed with original Annual Report on Form 20-F for the year ended December 31, 2003 filed June 30, 2004 and incorporated herein by reference.
++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2004 filed July 15, 2005 and incorporated herein by reference.
+++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2005 filed June 23, 2006 and incorporated herein by reference.
++++	Filed with Amendment No. 1 to the Annual Report on Form 20-F/A for the year ended December 31, 2005 filed June 29, 2006 and incorporated herein by reference.
#	Filed herewith.
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
Exhibit 12 — See Exhibits 12.1 and 12.2 attached hereto.
Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.
Exhibit 14 — Not applicable.

SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, there unto duly authorized, in Jakarta, on the twenty-eighth day of June, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk.

By:	/s/ Rinaldi Firmansyah

Rinaldi Firmansyah
President Director
Date: June 28, 2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ REPORT
TO THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
      We have completed an integrated audit of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries (the “Company”)’s 2006 consolidated financial statements and of its internal control over financial reporting as of 31 December 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company’s consolidated balance sheet as of 31 December 2005 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended 31 December 2005 and 2004 were audited by other independent auditors whose report dated 8 June 2006, except for Note 56, as to which the date was 16 June 2006, expressed an unqualified opinion on those statements. Our opinions, based on our audit, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of the Company at 31 December 2006, and the results of their operations and their cash flows for the year ended 31 December 2006 in conformity with accounting principles generally accepted in Indonesia. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
Internal control over financial reporting
      Also, we have audited management’s assessment, included in the accompanying Management’s Report On Internal Control Over Financial Reporting presented in Item 15, that the Company did not maintain effective internal control over financial reporting as of 31 December 2006, because of the effect of the following material weaknesses: The Company did not have an effective control environment; The Company did not maintain effective controls, including monitoring, over its financial close and reporting process; The Company did not adequately design and maintain effective controls over its accounting for property, plant and equipment; and, The Company did not design and maintain effective controls over its accounting for revenue and related accounts receivable, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinion on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements, will not be prevented or detected. In connection with management’s evaluation of the Company’s internal control over financial reporting, the following material weaknesses have been identified as of December 31, 2006:
      1. The Company did not have an effective control environment based on the COSO criteria. The following material weaknesses related to the Company’s control environment were identified:

•	The Company did not adequately design and maintain effective controls over the assignment of authority and responsibility with respect to its internal control over financial reporting and the necessary lines of communication throughout the organization. Specifically, certain key members of management had inappropriate access to the Company’s financial application systems and related data with the ability to effect accounting entries within such systems without adequate mechanisms for identifying and evaluating the results of any such actions.

•	The Company did not adequately design and maintain effective information technology policies, including those related to security and access to its financial application programs and data. Specifically, the Company had inadequate controls to identify and monitor conflicting user roles (i.e., segregation of duties) and lacked independent monitoring of access by employees to its financial application systems and data.

•	The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of applicable generally accepted accounting principles commensurate with the Company’s financial reporting requirements.

•	The Company did not adequately perform a risk assessment to identify risks so as to ensure that it adequately designed and implemented effective controls that would prevent and detect material misstatements to its financial statements.
      These control environment material weaknesses contributed to the existence of the additional material weaknesses below.
      2. The Company did not maintain effective controls, including monitoring, over its financial close and reporting process. Specifically, the Company did not maintain effective controls over the completeness and accuracy of its financial consolidation and disclosure process including matters relating to: the disclosure of fixed assets and accounting for business combinations. In addition, controls related to the accuracy of financial statement preparation and disclosures relating to consolidated statements of cash flows, segment information and the acquisition of a joint operation were not operating effectively
      3. The Company did not adequately design and maintain effective controls over its accounting for property, plant and equipment. Specifically, the Company’s controls were not adequately designed or operating effectively to ensure the completeness, accuracy and valuation of its fixed assets, including related additions and dispositions/retirements.
      4. The Company did not design and maintain effective controls over its accounting for revenue and related accounts receivable. Specifically, the Company’s controls were not designed and operating effectively to ensure the completeness and accuracy of leased line revenue and provisions for uncollectible balances. In addition, the controls to ensure the completeness and accuracy of fixed line and fixed wireless revenue and collections were not operating effectively.
      These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
      As permitted by Securities and Exchange Commission guidance, management has excluded the operation related to the Regional Division VII (“KSO VII”) (acquired on October 19, 2006) from its assessment of internal control over financial reporting as of December 31, 2006. The KSO VII operations represented approximately 2.1 percent of the Company’s 2006 consolidated total operating revenues and 3.9 percent of consolidated total assets as at December 31, 2006. The controls for these acquired operations are required to be evaluated and tested by the end of 2007.
      In our opinion, management’s assessment that Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk did not maintain effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk has not maintained effective internal control over financial reporting as of

31 December 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO.
JAKARTA,
27 June 2007
/s/ Drs. Irhoan Tanudiredja, BAP
Drs. Irhoan Tanudiredja, BAP
Public Accountant Licence No. 99.1.0683

Report of Independent Registered Public Accounting Firm
No. L.05 — 3737 — 06/ US
The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.:
      We have audited the consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Indonesia.
      Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 56 to the consolidated financial statements.
Kantor Akuntan Publik Siddharta Siddharta & Widjaja
Member Firm of KPMG International
License No.: KEP-232/ KM.6/2002
/s/ Lucas Kurniawan, BAP
Lucas Kurniawan, BAP
Public Accountant License No. 04.1.0934
Jakarta-Indonesia, June 8, 2006, except for Note 56, as to which the date is June 16, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2006,
AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	Notes	2005	2006

		Rp.	Rp.	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	5,374,684	8,315,836	923,982
Temporary investments	2c,2g,46	22,064	84,492	9,388
Trade receivables	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp.84,275 million in 2005 and Rp.85,053 million in 2006		530,370	520,689	57,854
Third parties — net of allowance for doubtful accounts of Rp.601,393 million in 2005 and Rp.699,736 million in 2006		3,047,539	3,196,588	355,176
Other receivables — net of allowance for doubtful accounts of Rp.4,402 million in 2005 and Rp.1,685 million in 2006	2c,2h,46	153,247	147,735	16,415
Inventories — net of allowance for obsolescence of Rp.48,347 million in 2005 and Rp.48,098 million in 2006	2i,8	220,327	213,329	23,703
Prepaid expenses	2c,2j,9,46	777,869	1,073,329	119,259
Claim for tax refund	40a	—	359,582	39,954
Prepaid taxes	40b	18,913	2,390	266
Other current assets	2c,10,46	159,537	6,822	758

Total Current Assets		10,304,550	13,920,792	1,546,755

NON-CURRENT ASSETS
Long-term investments — net	2g,11	101,400	89,197	9,911
Property, plant and equipment — net of accumulated depreciation of Rp.37,092,663 million in 2005 and Rp.45,043,380 million in 2006	2k,2l,12	45,643,243	54,267,060	6,029,673
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp.458,234 million in 2005 and Rp.493,381 million in 2006	2m,13,49	549,405	965,632	107,292
Prepaid pension benefit cost	2r,43c	640	103	11
Advances and other non-current assets	2c,2k,14,46	946,037	1,454,283	161,587
Goodwill and other intangible assets — net of accumulated amortization of Rp.2,764,187 million in 2005 and Rp.3,708,590 million in 2006	2x,5,15	4,493,272	4,436,605	492,956
Escrow accounts	2c,16,46	132,497	2,073	230

Total Non-current Assets		51,866,494	61,214,953	6,801,660

TOTAL ASSETS		62,171,044	75,135,745	8,348,415

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	Notes	2005	2006

		Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables	2c,17,46
Related parties		1,014,389	1,116,496	124,055
Third parties		4,281,285	5,801,457	644,606
Other payables		6,677	9,219	1,024
Taxes payable	2s,40c	2,469,765	2,569,002	285,446
Dividends payable		3,276	1,380	153
Accrued expenses	2c,18,46	1,521,247	3,475,698	386,189
Unearned income	19	1,592,718	2,037,772	226,419
Advances from customers and suppliers		223,086	161,262	17,918
Short-term bank loans	2c,20,46	173,800	687,990	76,443
Current maturities of long-term liabilities	2c,21,46	2,226,925	4,675,409	519,490

Total Current Liabilities		13,513,168	20,535,685	2,281,743

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40g	2,391,810	2,665,397	296,155
Unearned income on revenue-sharing arrangements	2m,13,49	425,484	817,174	90,797
Unearned initial investor payments under joint operation scheme	2n,48	7,311	—	—
Accrued long service awards	2c,2r,44,46	524,524	596,325	66,258
Accrued post-retirement health care benefits	2c,2r,45,46	3,048,021	2,945,728	327,303
Accrued pension and other post-retirement benefits costs	2r,43	1,330,664	1,070,622	118,958
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,12	235,537	217,108	24,123
Two-step loans — related party	2c,22,46	4,760,199	4,006,935	445,215
Notes and bonds	23	1,456,669	—	—
Bank loans	2c,24,46	1,752,104	2,487,913	276,435
Deferred consideration for business combinations	25	3,127,959	3,537,082	393,009

Total Non-current Liabilities		19,060,282	18,344,284	2,038,253

MINORITY INTEREST	26	6,305,193	8,187,087	909,676

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	560,000
Additional paid-in capital	28	1,073,333	1,073,333	119,259
Treasury stock (118,376,500 shares)	2p,29	—	(952,211)	(105,801)
Difference in value of restructuring transactions between entities under common control	30	90,000	180,000	20,000
Difference due to change of equity in associated companies	2g	385,595	385,595	42,844
Unrealized holding gain (loss) from available-for-sale securities	2g	(748)	8,865	985
Translation adjustment	2g	233,253	227,669	25,297
Retained earnings Appropriated		1,803,397	1,803,397	200,377
Unappropriated		14,667,571	20,302,041	2,255,782

Total Stockholders’ Equity		23,292,401	28,068,689	3,118,743

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		62,171,044	75,135,745	8,348,415

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	Notes	2004	2005	2006

		Rp.	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		10,645,021	10,781,252	10,979,033	1,219,893
Cellular		10,421,298	14,570,958	20,622,647	2,291,405
Interconnection — net	2q,32,46	6,187,981	7,742,084	8,681,461	964,607
Joint operation schemes	2n,33,48	656,614	588,647	489,414	54,379
Data and Internet	2q,34	4,808,742	6,934,324	9,065,187	1,007,243
Network	2q,35,46	654,309	586,636	718,738	79,860
Revenue-sharing arrangements	2m,36,49	280,576	302,282	415,477	46,163
Other telecommunications services		293,225	301,001	322,051	35,783

Total Operating Revenues		33,947,766	41,807,184	51,294,008	5,699,333

OPERATING EXPENSES
Personnel	37	4,909,965	6,563,047	8,513,765	945,974
Depreciation	2k,2l,2m,12,13,14	6,438,557	7,570,739	9,178,343	1,019,816
Write-down of assets	2k,12	—	616,768	—	—
Loss on procurement commitments	12	—	79,359	—	—
Operations, maintenance and telecommunication services	38,46	4,529,587	5,916,341	7,495,728	832,859
General and administrative	39	2,599,847	2,763,951	3,271,427	363,492
Marketing		881,930	1,126,229	1,241,504	137,946

Total Operating Expenses		19,359,886	24,636,434	29,700,767	3,300,087

OPERATING INCOME		14,587,880	17,170,750	21,593,241	2,399,246

OTHER INCOME (EXPENSES)
Interest income	46	317,941	344,686	654,984	72,776
Interest expense	46	(1,270,136)	(1,177,268)	(1,286,354)	(142,928)
Gain (loss) on foreign exchange — net	2e	(1,220,760)	(516,807)	836,328	92,925
Equity in net income (loss) of associated companies	2g,11	3,420	10,879	(6,619)	(735)
Others — net		331,050	409,184	202,025	22,447

Other income (expenses) — net		(1,838,485)	(929,326)	400,364	44,485

INCOME BEFORE TAX		12,749,395	16,241,424	21,993,605	2,443,731
TAX (EXPENSE) BENEFIT	2s,40d
Current tax		(4,267,111)	(5,719,644)	(7,097,202)	(788,578)
Deferred tax		88,585	535,757	57,275	6,364

		(4,178,526)	(5,183,887)	(7,039,927)	(782,214)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,570,869	11,057,537	14,953,678	1,661,517
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	26	(1,956,301)	(3,063,971)	(3,948,101)	(438,678)

NET INCOME		6,614,568	7,993,566	11,005,577	1,222,839

BASIC EARNINGS PER SHARE	2t,41
Net income per share		328.10	396.51	547.15	0.06

Net income per ADS (40 Series B shares per ADS)		13,124.14	15,860.25	21,886.00	2.43

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T.TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain on		Retained earnings		Total
		Capital	paid-in	under common	in associated	available-for-sale	Translation			stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity

		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	13,700,255	14,694,212
Unrealized holding gain on available- for-sale securities	2g	—	—	—	—	884	—	—	—	884
Foreign currency translation of associated company	2g	—	—	—	—	—	5,363	—	—	5,363
Resolved during the Annual General Meeting of the Stockholders on July 30, 2004 Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	42	—	—	—	—	—	—	121,745	(121,745)	—
Declaration of interim cash dividends	2w,42	—	—	—	—	—	—	—	(143,377)	(143,377)
Net income for the year		—	—	—	—	—	—	—	6,614,568	6,614,568

Balance as of December 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T.TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss) on		Retained earnings		Total
		Capital	paid-in	under common	in associated	available-for-sale	Translation			stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity

		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance as of January 1, 2005		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036
Change in accounting policy for restructuring transactions between entities under common control	4,30	—	—	7,288,271	—	—	—	—	(7,288,271)	—
Unrealized holding loss on available- for-sale securities	2g	—	—	—	—	(1,632)	—	—	—	(1,632)
Foreign currency translation of associated company	2g,11	—	—	—	—	—	3,658	—	—	3,658
Compensation for early termination of exclusive rights	30	—	—	90,000	—	—	—	—	—	90,000
Resolved during the Annual General Meeting of the Stockholders on June 24, 2005 Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	(2,921,227)	(2,921,227)
Appropriation for general reserve	42	—	—	—	—	—	—	122,584	(122,584)	—
Net income for the year		—	—	—	—	—	—	—	7,993,566	7,993,566

Balance as of December 31, 2005		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T.TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss) on		Retained earnings		Total
		Capital	paid-in		under common	in associated	available-for-sale	Translation			stockholders’
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity

		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401
Unrealized holding gain on available- for-sale securities	2g	—	—	—	—	—	9,613	—	—	—	9,613
Foreign currency translation of associated company	2g,11	—	—	—	—	—	—	(5,584)	—	—	(5,584)
Compensation for early termination of exclusive rights	30	—	—	—	90,000	—	—	—	—	—	90,000
Resolved during the Annual General Meeting of the Stockholders on June 30, 2006 Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)
Payment of interim cash dividends	2w,42	—	—	—	—	—	—	—	—	(971,017)	(971,017)
Treasury stock acquired — at cost	29	—	—	(952,211)	—	—	—	—	—	—	(952,211)
Net income for the year		—	—	—	—	—	—	—	—	11,005,577	11,005,577

Balance as of December 31, 2006		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005	2006

	Rp.	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,084,558	10,668,915	10,673,901	1,185,989
Cellular	10,497,763	14,825,437	20,842,406	2,315,823
Interconnection — net	5,766,444	7,403,322	8,655,917	961,768
Joint operation schemes	547,487	614,652	596,423	66,269
Data and Internet	4,973,559	6,952,323	8,914,019	990,447
Other services	1,689,941	1,445,668	1,285,275	142,808

Total cash receipts from operating revenues	33,559,752	41,910,317	50,967,941	5,663,104
Cash payments for operating expenses	(12,270,643)	(14,954,742)	(16,465,320)	(1,829,480)
Cash receipt (refund) from (to) customers	(78,028)	(55,343)	(57,580)	(6,398)

Cash generated from operations	21,211,081	26,900,232	34,445,041	3,827,226

Interest received	321,677	341,848	642,959	71,440
Income tax paid	(4,132,359)	(4,938,916)	(7,175,681)	(797,298)
Interest paid	(1,348,919)	(1,200,484)	(1,217,131)	(135,237)

Net Cash Provided by Operating Activities	16,051,480	21,102,680	26,695,188	2,966,131

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	285,264	227,633	46,081	5,120
Purchase of temporary investments and placements in time deposits	(404,268)	(226,054)	(98,896)	(10,988)
Proceeds from sale of property, plant and equipment	67,196	84,621	17,269	1,919
Proceeds from insurance claim	—	27,580	—	—
Acquisition of property, plant and equipment	(8,568,862)	(12,106,930)	(15,900,628)	(1,766,736)
Increase in advances for the purchase of				—
property, plant and equipment	(1,063,382)	(212,187)	(293,920)	(32,658)
Decrease in advances and others	123,026	874	38,395	4,266
Business combinations, net of cash (paid) acquired	(27,797)	(4,000)	143,648	15,961
Acquisition of intangible assets	—	—	(436,000)	(48,444)
Proceeds from sale of long-term investments	—	—	22,561	2,507
Cash dividends received	—	—	382	42
Acquisition of long-term investments	(9,290)	(4,250)	—	—

Net Cash Used in Investing Activities	(9,598,113)	(12,212,713)	(16,461,108)	(1,829,011)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005	2006

	Rp.	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(3,129,225)	(2,980,640)	(5,371,102)	(596,789)
Cash dividends paid to minority shareholders of subsidiaries	(682,366)	(1,694,261)	(2,067,696)	(229,744)
Increase in escrow accounts	(1,341,546)	(96,216)	(2,073)	(230)
Proceeds from short-term borrowings	1,062,183	739,153	1,020,000	113,333
Repayments of short-term borrowings	—	(1,733,862)	(507,133)	(56,348)
Payments for debt issuance cost	(2,394)	—	—	—
Proceeds from Medium-term Notes	1,080,000	—	—	—
Repayments of Medium-term Notes	—	(470,000)	(145,000)	(16,111)
Redemption of Telkomsel’s notes	(504,101)	(780,565)	—	—
Proceeds from long-term borrowings	2,386,748	569,995	2,532,313	281,368
Repayments of long-term borrowings	(5,734,156)	(1,723,126)	(1,674,516)	(186,057)
Payment for purchase of treasury stock	—	—	(952,211)	(105,801)
Repayments of promissory notes	(40,008)	(164,186)	(201,307)	(22,368)
Repayments of obligations under capital leases	—	(5,643)	(14,095)	(1,566)

Net Cash Used in Financing Activities	(6,904,865)	(8,339,351)	(7,382,820)	(820,313)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(451,498)	550,616	2,851,260	316,807
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	213,149	(32,055)	89,892	9,988
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,123	5,374,684	597,187

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,856,123	5,374,684	8,315,836	923,982

SUPPLEMENTAL CASH FLOW INFORMATION
Noncash investing and financing activities:
Payment of insurance premium through the incurrence of long-term debt	11,658	—	—	—
Acquisition of minority interest through the issuance of Promissory Notes	126,692	—	—	—
Acquisition of business through the incurrence of long-term liability	3,257,566	—	1,770,925	196,769
Acquisition of property, plant and equipment through capital leases	—	257,380	8,440	938
Exchange of property, plant and equipment	—	—	440,358	48,929
Acquisition of property, plant and equipment through incurrence of payable	3,029,489	3,786,014	4,540,200	504,467
Acquisition of property, plant and equipment through Revenue-Sharing Arrangements	330,633	201,833	543,651	60,406
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
      In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the most recent amendment based on notarial deed No. 4 dated April 6, 2006 of A. Partomuan Pohan, S.H., LLM. and was published in State Gazette of the Republic of Indonesia No. 51 dated June 27, 2006, Supplement No. 666, among others, to amend the directors’ and commissioners’ authorities and responsibilities.
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
      The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.
      The Company’s business in the provision of domestic telecommunications services including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Note 5).
      Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regula-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
tion No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.
      The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.
      Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.
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
      Based on press release No. 05/ HMS/ JP/ VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/ UM/ VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, were shortened to expire in August 2002 and August 2003, respectively. In return, the Government was required to pay compensation to the Company (Note 30).
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2005 and 2006 was as follows:

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
      Subsequently, based on Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by deed No. 45/ II/2007 dated February 28, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors was as follows:

President Commissioner	: Tanri Abeng
Commissioner	: Anggito Abimanyu
Commissioner	: Gatot Trihargo
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono
President Director	: Rinaldi Firmansyah
Director of Finance	: Sudiro Asno
Director of Network and Solution	: I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	: Arief Yahya
Director of Human Capital and General Affairs	: Faisal Syam
Director of Consumer	: Ermady Dahlan
Chief Information Technology Officer	: Indra Utoyo
Director of Compliance and Risk Management	: Prasetio
      As of December 31, 2005 and 2006, the Company had 28,179 employees and 27,658 employees, respectively, while the subsidiaries had 5,825 employees and 6,363 employees, respectively.

b.	Public offering of shares of the Company
      The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.
      In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.
      Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp.5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital. The bonus shares were distributed to the existing stockholders in August 1999.
      In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.
      On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp.500 to Rp.250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp.500 was split to one Series A Dwiwarna share with par value of Rp.250 and one Series B share with par value of Rp.250. As a result of the stock split, the number of the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the number of the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.
      Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a total repurchase amount not exceeding Rp.5,250,000 million. As of June 27, 2007, the Company has repurchased 211,290,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.05% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.1,829,113 million, including the broker and custodian fees (Note 29).
      As of December 31, 2006, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 37,187,806 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c.	Subsidiaries
      The Company has consolidated the following direct subsidiaries in Indonesia which it controls as a result of its majority ownership:

			Percentage of			Total Assets Before
			Ownership		Start of	Eliminations
					Commercial
Subsidiaries	Domicile	Nature of Business	2005	2006	Operations	2005	2006

			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,356,634	1,372,524
PT AriaWest International	Jakarta	Telecommunications	100	100	1995	1,127,772	806,542
PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	53,738	94,187
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	101,910	134,840
PT Dayamitra Telekomunikasi	Jakarta	Telecommunications	100	100	1995	622,662	503,299
PT Indonusa Telemedia	Jakarta	Pay TV	96	96	1997	66,445	66,862
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	25,754,321	37,300,784
PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	7,884	6,297
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	376,160	437,028
      The Company has also consolidated the following indirect subsidiaries:

				Ownership
				Percentage
				by
				Subsidiaries		Start of
						Commercial
Indirect Subsidiaries	Stockholders	Domicile	Nature of Business	2005	2006	Operations

				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Finance	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	100	100	2005
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Indonesia	Printing	51	65	2000
PT Finnet Indonesia	PT Multimedia Nusantara	Indonesia	Banking data and communication	—	60	2006

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo (Note 5b).

PT AriaWest International (“AWI”)
      AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5c).
      On March 6, 2007, the name of PT Aria West International has been changed to PT Telekomunikasi Indonesia International (Note 54b).

PT Multimedia Nusantara (“Metra”)
      Metra is engaged in providing multimedia telecommunications services.
      On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp.26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)
      GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.
      On April 6, 2001, the Company acquired its 99.99% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp.119,000 million. This acquisition resulted in goodwill of Rp.106,348 million which was amortized over a period of five years (Note 15).

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

PT Indonusa Telemedia (“Indonusa”)
      Indonusa is engaged in providing pay television and content services.
      On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11c).
      Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp.13,500 million into 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp.4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

PT Telekomunikasi Selular (“Telkomsel”)
      Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.
      The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72% (Note 30).
      On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp.3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.
      Based on Decision Letter No. 19/ KEP/ M.KOMINFO/2/2006 of the Minister of Communication and Information Technology dated February 14, 2006, the Government granted Telkomsel an IMT-2000 license in the 2.1 GHz frequency bandwidth for a ten year period (3G license), extendable subject to evaluation (Note 15 and 51c). In September 2006, Telkomsel started its commercial 3G service.
      Based on the Decision Letter No. 101/ KEP/ M.KOMINFO/10/2006 dated October 11, 2006 of the Minister of Communication and Information Technology, Telkomsel operating licenses were updated granting Telkomsel the rights to provide:

a. Mobile telecommunication services with radio frequency bandwith in the 900 MHz and 1800 MHz bands;

b. Mobile telecommunication services IMT-2000 with radio frequency bandwith in the 2.1 GHz bands (3G); and

c. Basic telecommunication services.

PT Napsindo Primatel Internasional (“Napsindo”)
      Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.
      Based on the notarial deed No. 47 dated December 30, 2002 of H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp.43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. Starting January 13, 2006 Napsindo’s operation has ceased.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Telekomunikasi Selular Finance Limited (“TSFL”)
      Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Telkomsel Finance B.V. (“TFBV”)
      TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

Aria West International Finance B.V. (“AWI BV”)
      AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

PT Balebat Dedikasi Prima (“Balebat”)
      Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

PT Finnet Indonesia (“Finnet”)
      Finnet is a company established in January 2006 that engaged in banking data and communication. Metra has 60% direct ownership interest in Finnet.

PT Pro Infokom Indonesia (“PII”)
      On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.
      PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.
      On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp.471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.

d.	Authorization of the financial statements
      The consolidated financial statements were authorized for issue by the Board of Directors on June 27, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
      Figures in the consolidated statements are rounded and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation
      The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.
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
      The acquisition of a subsidiary from a third party is accounted for by using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contractual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.
      The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In July 2004, the Indonesian Financial Accounting Standard Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (PSAK 38R). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.
      The balance of “Difference in value of restructuring transactions between entities under common control” is reclassified to retained earnings when the common control relationship has ceased (see Note 4).

e.	Foreign currency translation
      The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp.9,825 and Rp.9,835 to US$1, Rp.11,638 and Rp.11,652 to Euro1 and Rp.83.78 and Rp.83.89 to Japanese Yen1 as of December 31, 2005 and Rp.8,995 and Rp.9,005 to US$1, Rp.11,839 and Rp.11,853 to Euro1 and Rp.75.58 and Rp.75.68 to Japanese Yen1 as of December 31, 2006. Telkomsel used Bank Indonesia middle rate, which were Rp.9,830 to US$1 and Rp.11,660 to Euro1 as of December 31, 2005 and Rp.9,020 to US$1 and Rp.11,858 to as Euro1 of December 31, 2006. Management concludes that the difference of those exchange rates is not material to the consolidated financial statements.
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
      Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses from available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.
     iii. Investments in associated companies
      Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.
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
      The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
     h. Trade and other receivables
      Trade and other receivables are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written off against the allowance during the period in which they are determined to be not collectible.
      Trade and other receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.
     i. Inventories
      Inventories consist of components and modules which are expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and pulse reload voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.
      Cost is determined using the weighted average cost method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.
      Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.
     j. Prepaid expenses
      Prepaid expenses are amortized over their beneficial periods using the straight-line method.
     k. Property, plant and equipment — direct acquisitions
      Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
      Land is stated at cost and is not depreciated.
      When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.
      The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated in conjunction with the depreciation of the related property, plant and equipment over their remaining useful lives or their newly estimated useful lives.
      When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statements of income.
      Computer software used for data processing is included in the value of the associated hardware.
      Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalisation of borrowing cost ceases when the assets are ready for its intended use.
      Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method.
     l. Property, plant and equipment under capital leases
      Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments along with the residual values (option price) paid by the lessee at the end of lease period. At

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statements of income.
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
      Revenues from revenue-sharing arrangements are recognized based on Company’s share as agreed upon in the contracts.
      The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).
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
      Unearned initial investor payments received as compensation from the KSO Investors were presented net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.
      MTR were recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.
      The Company’s share of DKSOR was recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.
      Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the joint operation schemes were recorded in the books of the KSO Investors which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

o.	Deferred charges for landrights
      Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury stock
      The reacquired Company’s stocks is accounted for using the reacquisition cost and presented as “Treasury Stock” to be deducted against the equity. The cost of reacquired Company’s stocks sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

q.	Revenue and expense recognition

i.	Fixed line telephone revenues
      Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular and fixed wireless telephone revenues
      Revenues from postpaid services, which consist of connection fee as well as usage and monthly charges, are recognized as follows:

•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
      Revenues from prepaid card customers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

iii.	Interconnection revenues
      Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred based on agreement and are presented net of interconnection expenses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iv.	Data and internet revenues
      Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

v.	Revenues from network
      Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fee as specified in the agreements.
      Expenses are recognized on an accrual basis and unutilized promotional credits and allowances are netted against unearned income.

r.	Employee benefits

i.	Pension and post-retirement health care benefit plans
      The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets, unrecognized actuarial gains or losses, and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that have terms to maturity approximating the terms of the related liability.
      Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value of the defined benefit obligation and 10% of fair value of plan assets, are charged or credited to the income statement over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.
      For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long service awards (“LSA”)
      Employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment or proportionately upon retirement or at the time of termination.
      Actuarial gains or losses arising from experience adjustment and changes in actuarial assumptions are charged immediately to current income statement.
      The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits
      Early retirement benefits are accrued at the time a commitment to provide early retirement benefits is made as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.
      Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax
      The Company and its subsidiaries recognized deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries recognized deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
      Income tax is charged or credited to the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.
      Amendments to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Basic earnings per share and earnings per American Depositary Share (“ADS”)
      Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

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
      Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualifies for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the income for the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

w.	Dividends
      Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. For interim dividends, the Company recognized as liability based on Board of Directors’ decision with the approval from Board of Commissioners.

x.	Intangible Assets
      Intangible assets comprised of intangible assets from subsidiaries and business acquisition (see note 2d) and license. Intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. Intangible asset is stated at cost less accumulated amortization and impairment, if any. Intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.
      In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use.
      Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expense when incurred.
      Management of Telkomsel assess its plan to continue to use the license on an annual basis.

y.	Use of estimates
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
      The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	CHANGES IN ACCOUNTING POLICY
      In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changed the Company’s accounting policy for the previously recorded restructuring transactions between entities under common control when certain conditions were met. The provisions of PSAK 38R were effective for the Company beginning January 1, 2005, the initial application date.
      Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, the Company was required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005.
      As discussed in Note 30, the difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp.7,288,271 million arose from transactions between the Company and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with the Company. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna share. In accordance with the BAPEPAM ruling, the Company has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no net effect on the consolidated stockholders’ equity.

5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII

a.	Dayamitra
      The Company acquired control of Dayamitra (previously the Company’s KSO VI partner) on May 17, 2001 by acquiring 90.32% of the shares and has consequently consolidated Dayamitra from that date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The allocation of the acquisition cost was as follows:

Rp.

Purchase consideration — net	1,351,299

Fair value of net assets acquired:
— Cash and cash equivalents	93,652
— Distributable KSO revenue receivable	62,398
— Other current assets	9,450
— Property, plant and equipment	1,401,479
— Intangible assets	1,276,575
— Other non-current assets	19,510
— Current liabilities	(236,265)
— Deferred tax liabilities	(581,816)
— Non-current liabilities	(693,684)

Fair value of net assets	1,351,299

      The Company also entered into the following agreements:

1.	Option Agreement
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
      In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was paid in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below.
      The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option would be US$16.2 million less certain amounts that are stipulated in the Option Agreement.
      Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.
      On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million with the payment be due on March 26, 2006. Payment of the strike price would be made through an escrow account established under the Escrow Agreement discussed below. The Company was required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.
      The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp.203,028 million which represented the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and the payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets represents the rights to operate the business in KSO VI of Rp.231,477 million. The amount is being amortized over the then remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1, 2004, the consolidated net income for the year ended December 31, 2004 would not have been significantly different from the reported amounts.
      As of December 31, 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15 million (equivalent Rp.147,791 million) (Note 25). On March 27, 2006, the option strike price had been fully repaid.

2.	Escrow Agreement
      An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account to facilitate the payment. In 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company’s account (Note 16).

b.	Pramindo
      On April 19, 2002, the Company and the stockholders of Pramindo (previously the Company’s KSO I partner), namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).
      The aggregate purchase price amounted to US$390.3 million (equivalent to Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (equivalent to Rp82,218 million), consultants’ fees of US$5.9 million (equivalent to Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by the Company of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (equivalent to Rp2,953,617 million). The series I Promissory Notes were non-interest bearing and the series II Promissory Notes carried a market interest rate. The Promissory Notes would be repaid in 10 unequal quarterly installments beginning September 15, 2002 and were irrevocable, unconditional and transferable.
      The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing the right to operate the

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
business in the KSO I Area. The amount is being amortized over the then remaining term of the KSO agreement of 8.4 years (Note 15). There was no goodwill arising from this acquisition.
      In addition, the portion that related to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section (see Note 30) and was calculated as follows:

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

Rp.

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

      On January 28, 2004, the Company obtained a loan to finance the payment of the outstanding promissory notes issued for the acquisition of Pramindo. On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c.	AWI
      Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI (previously the Company’s KSO III partner), for approximately Rp.1,141,752 million plus the assumption of AWI’s debts of Rp.2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (equivalent to Rp.927,272 million), the present value of which at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (equivalent to Rp.788,322 million). The promissory notes would be paid in 10 equal semi-annual installments beginning July 31, 2004.
      The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp.

Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Total purchase consideration	1,141,752

      Intangible assets identified from this acquisition represent the right to operate the business in the KSO III area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).
      The Company’s consolidated results of operations had included the operating results of AWI since July 31, 2003, the date of acquisition.
      The outstanding promissory notes issued for the acquisition of AWI are presented as “Deferred consideration for business combinations” in the consolidated balance sheets (Note 25). As of December 31, 2005 and 2006, the outstanding promissory notes, before unamortized discount, amounted to US$76.4 million (equivalent to Rp.751,036 million) and US$54.5 million (equivalent to Rp.491,182 million), respectively.
      The allocation of the acquisition cost described above was based on an independent appraisal report of fair values.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

d.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”)
      On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are as follows:

•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV had been assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in the existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum TELKOM Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
      As a result of the amendment of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.
      The purchase price for this transaction was approximately US$390.7 million (equivalent to Rp.3,285,362 million) which represented the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp.

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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The Company’s consolidated results of operations has included the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.
      As of December 31, 2005 and 2006, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$393.3 million (Rp.3,868,433 million) and US$319.2 million (Rp.2,874,128 million) and is presented as “Deferred consideration for business combinations” (Note 25).

e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”)
      On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended and restated are as follow:

•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

•	The responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO VII had been assigned to the Company.

•	The risk of loss from damages or destruction of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum TELKOM Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp.55.64 billion beginning in October 2006 through June 2007 and amounting to Rp.44.25 billion in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
      As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its revenue sharing agreements with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for revenue sharing arrangements.
      The purchase price for this transaction was approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million) to be paid to BSI beginning in

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp.

Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
— Cash and cash equivalents	143,648
— Receivables	266,337
— Other current assets	69,960
— Property, plant and equipment	1,288,888
— Deferred tax assets	6,993
— Property, plant and equipment under revenue sharing arrangements	452,205
— Intangible assets	451,736
— Current liabilities	(456,637)
— Unearned income on revenue sharing arrangements	(452,205)

Fair value of net assets	1,770,925

      The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years (Note 15). There was no goodwill arising from this acquisition.
      The Company’s consolidated results of operations has included the operating results of KSO VII since October 1, 2006 being the nearest convenient balance date.
      As of December 31, 2006, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.2,226,431 million and is presented as “Deferred consideration for business combinations” (Note 25).

f.	Pro forma operating results related to acquisition of KSO VII
      The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of KSO VII had taken place on January 1, 2005. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	Unaudited

	2005	2006

Operating revenues	43,331,841	52,410,229
Operating income	17,568,948	21,896,658
Income before tax	16,461,991	22,205,996
Net income	8,147,616	11,245,085
Net income per share — in full Rupiah amount	404.15	559.05
Net income per ADS — in full Rupiah amount	16,165.91	22,362.13

6.	CASH AND CASH EQUIVALENTS

	2005	2006

Cash on hand	6,070	8,281

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	54,590	207,365
Bank Mandiri	89,128	136,481
Bank Rakyat Indonesia	5,095	15,395
Bank Pos Nusantara	879	1,447

Total	149,692	360,688

Foreign currencies
Bank Mandiri	55,797	32,039
Bank Negara Indonesia	2,701	5,818
Bank Rakyat Indonesia	657	607

Total	59,155	38,464

Total — related parties	208,847	399,152

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005	2006

Third parties
Rupiah
Deutsche Bank	15,954	18,274
Bank Central Asia	8,398	15,326
Bank Bukopin	15,800	8,058
ABN AMRO Bank	34,453	4,851
BPD Papua	—	2,717
Bank Niaga	498	2,104
Citibank NA	1,595	1,426
Bank Mega	1,321	941
Bank Permata	—	927
Lippo Bank	1,361	700
Bank Danamon	324	338
Bank Muamalat Indonesia	601	252
Bank Bumiputera Indonesia	242	158
Bank Buana Indonesia	1,189	123
Bank Internasional Indonesia	53	31

Total	81,789	56,226

Foreign currencies
ABN AMRO Bank	54,575	51,781
Citibank NA	5,737	8,568
Deutsche Bank	5,309	2,921
Standard Chartered Bank	99	91
Bank Central Asia	142	89
Bank Internasional Indonesia	30	48
The Bank of Tokyo Mitsubishi	46	33

Total	65,938	63,531

Total — third parties	147,727	119,757

Total cash in banks	356,574	518,909

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005	2006

Time deposits
Related parties
Rupiah
Bank Negara Indonesia	660,915	2,131,515
Bank Mandiri	1,510,009	1,361,098
Bank Rakyat Indonesia	246,415	635,000
Bank Tabungan Negara	132,455	294,890
Bank Syariah Mandiri	7,000	—

Total	2,556,794	4,422,503

Foreign currencies
Bank Mandiri	293,115	732,631
Bank Negara Indonesia	98	98

Total	293,213	732,729

Total — related parties	2,850,007	5,155,232

Third parties
Rupiah
Bank Niaga	109,565	199,135
Bank Jabar	85,590	196,795
Standard Chartered Bank	177,800	142,500
Bank Danamon	63,915	130,560
Bank Muamalat Indonesia	9,000	115,420
Bank Mega	99,575	95,690
Bank Bukopin	89,255	90,780
Bank BTPN	43,255	55,100
Bank NISP	50,680	47,065
ABN AMRO Bank	—	35,000
Bank Internasional Indonesia	—	27,190
Deutsche Bank	—	17,300
Bank Syariah Mega Indonesia	17,000	15,700
Bank Yudha Bhakti	6,000	8,045
Bank Nusantara Parahyangan	4,000	3,000
Bank Permata	—	102
Citibank NA	310,100	—
Bank Bumiputera Indonesia	19,643	—

Total	1,085,378	1,179,382

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005	2006

Foreign currencies
Deutsche Bank	873,772	816,497
Citibank NA	202,883	632,122
Bank Bukopin	—	3,608
Bank Mega	—	1,805

Total	1,076,655	1,454,032

Total — third parties	2,162,033	2,633,414

Total time deposits	5,012,040	7,788,646

Total cash and cash equivalents	5,374,684	8,315,836

      Range of interest rates per annum for time deposits is as follows:

	2005	2006

Rupiah	2.00% — 14.50%	4.00% — 16.00%
Foreign currencies	0.60% — 3.70%	1.65% — 5.10%
      The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
      Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	TRADE RECEIVABLES
      Trade receivables from related parties and third parties arise from services provided to both retail and non-retail customers.

a.	By Debtor

Related parties:

	2005	2006

Government agencies	432,982	518,943
PT Citra Sari Makmur	31,242	20,627
PT Patra Telekomunikasi Indonesia	2,921	13,751
PT Graha Informatika Nusantara	1,880	6,949
PT Pasifik Satelit Nusantara	2,401	4,286
Kopegtel	8,959	4,256
PT Aplikanusa Lintasarta	437	3,217
KSO VII	111,599	—
Others	22,224	33,713

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

      Trade receivables from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

Third parties:

	2005	2006

Residential and business subscribers	3,452,176	3,551,270
Overseas international carriers	196,756	345,054

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b.	By Age

Related parties:

	2005	2006

Up to 6 months	505,519	490,643
7 to 12 months	27,390	30,007
13 to 24 months	25,574	14,468
More than 24 months	56,162	70,624

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Third parties:

	2005	2006

Up to 3 months	2,938,326	2,932,542
More than 3 months	710,606	963,782

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

c.	By Currency

Related parties

	2005	2006

Rupiah	598,533	597,415
United States Dollar	16,112	8,327

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Third parties

	2005	2006

Rupiah	3,444,914	3,535,904
United States Dollar	204,018	360,420

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

d.	Movements in the allowance for doubtful accounts

	2004	2005	2006

Beginning balance	443,892	522,066	685,668
Additions	342,895	478,005	453,045
Bad debts write-off	(264,721)	(314,403)	(353,924)

Ending balance	522,066	685,668	784,789

      Management believes that the allowance for doubtful accounts is adequate to cover probable losses on uncollectible accounts.
      Except for the amounts receivable from the Government agencies, management believes that there were no significant concentrations of credit risk on these receivables.
      Refer to Note 46 for details of related party transactions.

8.	INVENTORIES

	2005	2006

Components	50,520	57,074
Allowance for obsolescence	(8,605)	(4,360)

Net	41,915	52,714

Modules	103,520	109,978
Allowance for obsolescence	(39,553)	(43,549)

Net	63,967	66,429

SIM cards, RUIM cards and prepaid voucher blanks	114,634	94,375
Allowance for obsolescence	(189)	(189)

Net	114,445	94,186

Total	220,327	213,329

      Movements in the allowance for obsolescence are as follows:

	2004	2005	2006

Beginning balance	40,489	54,733	48,347
Additions	14,800	10,968	5,207
Inventory write-off	(556)	(17,354)	(5,456)

Ending balance	54,733	48,347	48,098

      Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.
      Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      At December 31, 2006, inventory held by a certain subsidiary was insured against fire, theft and other specified risks to PT Asuransi AIOI Indonesia for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

9.	PREPAID EXPENSES

	2005	2006

Frequency license	275,359	425,482
Salary	289,632	356,227
Rental	112,078	200,092
Insurance	66,449	40,710
Telephone directory issuance cost	26,527	29,692
Others	7,824	21,126

Total	777,869	1,073,329

      Refer to Note 46 for details of related party transactions.

10.	OTHER CURRENT ASSETS

	2005	2006

Restricted time deposits — Bank Mandiri (Note 46)	159,537	6,822

      As of December 31, 2005, the balance consists of the Company’s time deposits of US$13.6 million (equivalent to Rp.133,926 million) and Rp.25,611 million pledged as collateral for bank guarantees.
      As of December 31, 2006, the balance consists of the Company’s time deposits of US$0.1 million (equivalent to Rp.937 million) and Rp.4,208 million and Infomedia’s time deposit of Rp.1,677 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS

	2005

	Percentage
	of	Beginning		Share of	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	60,116	—	2,480	3,658	66,254
PT Patra Telekomunikasi Indonesia	40.00	12,421	4,250	8,399	—	25,070
PT Pasifik Satelit Nusantara	35.50	—	—	—	—	—

		72,537	4,250	10,879	3,658	91,324

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		82,613	4,250	10,879	3,658	101,400

	2006

	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance

Equity method:
PT Citra Sari Makmur	25.00	66,254	—	(7,556)	(5,584)	53,114
PT Patra Telekomunikasi Indonesia	40.00	25,070	—	937	—	26,007
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,324	—	(6,619)	(5,584)	79,121

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	0.00	—	—	—	—	—

		10,076	—	—	—	10,076

		101,400	—	(6,619)	(5,584)	89,197

a.	PT Citra Sari Makmur (“CSM”)
      CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2005 and 2006, the carrying amount of investment in CSM was equal to the Company’s share in net assets of CSM.

b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)
      Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.
      On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp.4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.
      As of December 31, 2005 and 2006, the carrying amount of investment in Patrakom was approximate to the Company’s share in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)
      PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.
      As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment value has been reduced to nil.
      On August 8, 2003, as a result of share-swap transaction with PT Centralindo Pancasakti Cellular, the Company’s interest in PSN effectively increased to 43.69%. The Company’s decision to increase its ownership interest in PSN as part of the share-swap transactions was premised on the Company’s assessment that PSN’s satellite services would allow it to capitalize on a government program which called for the provision of telecommunication services to remote areas of Indonesia.
      In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.
      On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%

d.	Bridge Mobile Pte. Ltd
      On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.
      Telkomsel contributed US$1.0 million (equivalent to Rp.9,290 million) which represents a 14.286% ownership interest.
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
      Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)
      Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp.10,398 million represented a 25% equity ownership in Mobisel.
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
      On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp.22,561 million. The gain on the sale amounted to Rp.22,561 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Acquisition				December 31,
	2006	KSO VII	Additions	Deductions	Reclassifications	2006

At cost
Direct acquisitions
Land	334,447	—	64,891	—	—	399,338
Buildings	2,567,559	1,944	108,868	—	80,302	2,758,673
Switching equipment	10,829,881	241,040	129,011	(1,950)	10,137,530	21,335,512
Telegraph, telex and data communication equipment	215,792	—	—	(2,172)	(23,919)	189,701
Transmission installation and equipment	31,554,134	107,014	760,937	(785,515)	2,984,732	34,621,302
Satellite, earth station and equipment	4,944,004	9,757	290,668	(3)	324,383	5,568,809
Cable network	18,697,500	909,876	538,985	(6,316)	(624,728)	19,515,317
Power supply	1,312,395	9,719	65,904	(1,823)	1,883,491	3,269,686
Data processing equipment	7,842,373	6,438	308,528	(18,964)	(2,805,528)	5,332,847
Other telecommunications peripherals	904,151	2,381	14,183	(2)	(294,082)	626,631
Office equipment	649,938	70	98,709	(2,235)	13,477	759,959
Vehicles	186,383	580	7,173	(4,718)	(17,640)	171,778
Other equipment	115,544	69	2,914	—	(5,434)	113,093
Property under construction:
Buildings	21,775	—	72,620	—	(59,290)	35,105
Switching equipment	13,172	—	3,806,405	—	(2,484,621)	1,334,956
Transmission installation and equipment	714,399	—	9,952,261	—	(7,679,566)	2,987,094
Satellite, earth station and equipment	133	—	—	—	(133)	—
Cable network	3,771	—	4,366	(5,375)	4,397	7,159
Power supply	61	—	743,403	—	(725,820)	17,644
Data processing equipment	1,567,260	—	121,201	—	(1,688,445)	16
Other telecommunications peripherals	3,524	—	—	—	(3,524)	—
Leased assets
Vehicles	330	—	—	—	(330)	—
Transmission installation and equipment	257,380	—	—	—	8,440	265,820

Total	82,735,906	1,288,888	17,091,027	(829,073)	(976,308)	99,310,440

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Acquisition				December 31,
	2006	KSO VII	Additions	Deductions	Reclassifications	2006

Accumulated depreciation and impairment
Direct acquisitions
Buildings	1,109,838	—	172,492	—	7,690	1,290,020
Switching equipment	6,472,592	—	2,412,237	(1,950)	2,312,126	11,195,005
Telegraph, telex and data communication equipment	201,527	—	463	(2,172)	(14,082)	185,736
Transmission installation and equipment	11,991,282	—	2,889,113	(345,654)	(2,370,798)	12,163,943
Satellite, earth station and equipment	1,306,061	—	411,947	(3)	229,870	1,947,875
Cable network	10,331,744	—	1,760,530	(3,691)	(592,705)	11,495,878
Power supply	1,032,190	—	224,572	(1,523)	245,196	1,500,435
Data processing equipment	2,938,131	—	1,031,187	(18,964)	(262,154)	3,688,200
Other telecommunications peripherals	793,983	—	17,121	(2)	(223,557)	587,545
Office equipment	543,138	—	41,676	(2,235)	10,459	593,038
Vehicles	179,601	—	3,663	(4,718)	(17,528)	161,018
Other equipment	101,564	—	5,205	—	(5,558)	101,211
Leased assets
Vehicles	70	—	—	—	(70)	—
Transmission installation and equipment	90,942	—	42,534	—	—	133,476

Total	37,092,663	—	9,012,740	(380,912)	(681,111)	45,043,380

Net Book Value	45,643,243					54,267,060

	2005	2006

Proceeds from sale of property, plant and equipment	84,621	17,269
Net book value	38,428	7,806

Gain on disposal	46,193	9,463

      In accordance with the amended and restated KSO VII agreement with BSI (Note 5e) dated October 19, 2006, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period (December 31, 2010). As of December 31, 2006, the net book value of these property, plant and equipment items was Rp.1,156,829 million.
      In accordance with the amended and restated KSO IV agreement with MGTI (Note 5d), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of December 31, 2005 and 2006, the net book value of these property, plant and equipment was Rp.1,469,700 million and Rp.1,127,365 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In the first quarter of 2005, the Government of Indonesia issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. The Company had accordingly shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp.471,187 million (Rp.329,831 million after tax) and Rp.240,398 million (Rp.168,279 million after tax) in 2005 and 2006, respectively.
      Further, on August 31, 2005, the Minister of Communication and Information Technology (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. In its press release, the MoCI also announced that the CDMA-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007. Management expects the BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/ PER/ M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network.
      Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the asset and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp.616,768 million related to transmission installation and equipment of fixed wireless assets and recorded the amount as a component of operating expenses in the consolidated statements of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued Expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp.159,042 million (Rp.111,329 million after tax) and Rp.173,826 million (Rp.121,678 million after tax) in 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      On August 18, 2005, the Company disposed of its Palapa B-4 satellite which had been fully depreciated as of July 1, 1999. On November 17, 2005, the Company’s TELKOM-2 satellite was launched, and on December 20, 2005, the TELKOM-2 satellite passed the final acceptance test and was put into service.
      As of December 31, 2006, the Company operated two satellites, TELKOM-1 and TELKOM-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2006, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.
      Interest capitalized to property under construction amounted to Rp.57,690 million, Rp. nil and Rp. nil for 2004, 2005 and 2006, respectively.
      Foreign exchange loss capitalized as part of property under construction amounted to Rp.74,283 million, Rp. nil and Rp. nil in 2004, 2005, 2006, respectively.
      In 2006, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform with the Company’s presentation. The reclassification have no impact to the economic useful life of the assets.
      The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2007 and 2036. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.
      The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.
      As of December 31, 2006, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp.27,794,300 million and US$3.84 billion, which was covered by Sum Insured Basis with maximum loss claim of Rp.2,064,903 million and covered by First Loss Basis of US$250 million and Rp.824,000 million including business recovery of Rp.324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the TELKOM-1 and TELKOM-2 satellite were insured separately for US$45.2 million and US$57.9 million respectively. Management believes that the insurance coverage is adequate.
      As of December 31, 2006 the completion of assets construction was around 25% of contract value. Management believes that there is no impediment to the completion of the construction in progress.
      On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darussalam with a net book value of Rp.54,863 million were destroyed by earthquake and tsunami. For the year ended December 31, 2004, the Company has recorded the loss in “Other income (expenses)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. In 2005, the Company and its subsidiaries received a portion of its

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
insurance claims amounting to Rp.27,580 million and recorded this amount within “Other income (expenses)” in the consolidated statements of income.
      On May 27, 2006, Yogyakarta within Division Regional IV Central Java experienced an earthquake where an insurance claim amounting to Rp.14,934 million has been made. Operationally, the facilities have been re-operated gradually since June 2006.
      On July 17, 2006, the Pangandaran, area of Division Regional III West Java and Banten experienced a tsunami with the estimated total loss of Rp.368 million. The Company did not file a claim since the estimated total loss still below the deductible level.
      In 2006, Telkomsel exchanged its certain infrastructures equipment with a net book value of Rp.440,355 million for new equipment with a value of Rp.440,357 million. The resulting gain of Rp.2 million was charged to current operation.
      Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).
      The Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of December 31, 2005 and 2006 are as follows:

Year	2005	2006

2006	73,443	—
2007	73,443	73,443
2008	73,443	73,443
2009	73,443	73,443
2010	73,443	73,443
2011	73,443	73,443
Later	69,332	69,332

Total minimum lease payments	509,990	436,547
Interest	(258,252)	(198,904)

Net present value of minimum lease payments	251,738	237,643
Current maturities (Note 21a)	(16,201)	(20,535)

Long-term portion (Note 21b)	235,537	217,108

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,			December 31,
	2005	Additions	Reclassifications	2005

At cost:
Land	3,382	46	—	3,428
Buildings	13,422	338	(5,739)	8,021
Switching equipment	418,137	25,419	(168,521)	275,035
Transmission installation and equipment	259,119	36,214	(11,895)	283,438
Cable network	396,140	13,629	(141,356)	268,413
Other telecommunications peripherals	103,497	126,187	(60,380)	169,304

Total	1,193,697	201,833	(387,891)	1,007,639

Accumulated depreciation:
Land	1,601	170	—	1,771
Buildings	7,077	480	(3,191)	4,366
Switching equipment	286,122	25,421	(125,854)	185,689
Transmission installation and equipment	68,966	26,223	(11,895)	83,294
Cable network	227,517	21,257	(134,648)	114,126
Other telecommunications peripherals	103,287	22,563	(56,862)	68,988

Total	694,570	96,114	(332,450)	458,234

Net Book Value	499,127			549,405

	January 1,	Acquisition of			December 31,
	2006	KSO VII	Additions	Reclassifications	2006

At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(2,911)	5,110
Switching equipment	275,035	108,810	27,294	(45,846)	365,293
Transmission installation and equipment	283,438	19,219	7,837	(14,129)	296,365
Cable network	268,413	321,756	56,119	(27,443)	618,845
Other telecommunications peripherals	169,304	2,420	196	(3,166)	168,754

Total	1,007,639	452,205	91,446	(92,277)	1,459,013

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	January 1,	Acquisition of			December 31,
	2006	KSO VII	Additions	Reclassifications	2006

Accumulated depreciation:
Land	1,771	—	212	720	2,703
Buildings	4,366	—	360	(1,800)	2,926
Switching equipment	185,689	—	25,774	(39,122)	172,341
Transmission installation and equipment	83,294	—	33,870	(13,911)	103,253
Cable network	114,126	—	30,949	(20,335)	124,740
Other telecommunications peripherals	68,988	—	21,597	(3,167)	87,418

Total	458,234	—	112,762	(77,615)	493,381

Net Book Value	549,405				965,632

      In accordance with revenue-sharing arrangements agreements, the ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
      The balances of unearned income on revenue-sharing arrangements as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Gross amount	1,193,697	1,007,639	1,459,013

Accumulated amortization:
Beginning balance	(984,954)	(833,365)	(582,155)
Addition (Note 36)	(82,033)	(136,681)	(151,961)
Deduction	233,622	387,891	92,277

Ending balance	(833,365)	(582,155)	(641,839)

Net	360,332	425,484	817,174

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	ADVANCES AND OTHER NON-CURRENT ASSETS
      Advances and other non-current assets as of December 31, 2005 and 2006 consist of:

	2005	2006

Prepaid rent, long-term portion	428,564	621,834
Advances for purchase of property, plant and equipment	253,123	354,730
Equipment not used in operation-net	4,236	203,002
Restricted cash	90,749	91,862
Deferred landrights charges	87,863	82,529
Security deposits	30,570	32,072
Others	50,932	68,254

Total	946,037	1,454,283

      As of December 31, 2006, equipment not used in operation represented Base Transceiver Station (“BTS”) and other equipments of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled.
      During 2006, the Company and Telkomsel wrote off certain equipment with a total net book value of Rp.58,252 million and charged depreciation expense to current operations amounting to Rp.52,841 million.
      As of December 31, 2005 and 2006, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for construction of certain infrastructures (Note 30) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.
      Deferred landrights charges represented costs to extend the contractual life of the landrights which have been deferred and amortized over the contractual life.
      Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15.	GOODWILL AND OTHER INTANGIBLE ASSETS
      The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2005 and 2006 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total

Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459
Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	—	(1,846,034)
Amortization expense for 2005	(21,270)	(896,883)	—	(918,153)

Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)

Net book value	8,857	4,484,415	—	4,493,272

Weighted-average amortization period	5 years	7.97 years
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459
Addition-3G License Telkomsel	—	—	436,000	436,000
Addition-KSO VII acquisition (Note 5e)	—	451,736	—	451,736

Balance as of December 31, 2006	106,348	7,602,847	436,000	8,145,195
Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)
Amortization expense for 2006	(8,857)	(923,867)	(11,679)	(944,403)

Balance as of December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)

Net book value	—	4,012,284	424,321	4,436,605

Weighted-average amortization period	5 years	7.58 years	9.5 years
      Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
      The estimated annual amortization expense relating to other intangible assets for each of the next four years beginning from January 1, 2007 would be Rp.1,003,071 million per year.
      In February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license amounted to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license.
      As of December 31, 2006, management believed that there was no indication of impairment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.	ESCROW ACCOUNTS
      Escrow accounts as of December 31, 2005 and 2006 consist of the following:

	2005	2006

Citibank N.A., Singapore	126,128	—
Bank Mandiri	6,369	—
Bank Danamon	—	1,849
Bank Negara Indonesia	—	116
Bank Internasional Indonesia	—	108

	132,497	2,073

a.	Citibank N.A., Singapore
      This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered between the Company and the selling stockholders of Dayamitra (Note 5a).
      In 2004, the Company repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account had been used to facilitate the payment of the Company’s obligations under the Option Agreement with TM Communications (Hk) Ltd.
      The escrow account earned interest at LIBOR minus 0.75% per annum, computed on a daily basis. The interest income earned was included as part of the escrow funds. The remaining funds available would be transferred to the Company after all of the obligations related to the Dayamitra transaction had been satisfied. As of March 27, 2006, the Company has fully repaid the option strike price.

b.	Bank Mandiri
      The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24b).
      On September 23, 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company on December 6, 2006.

c.	Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia
      The escrow accounts with Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia were established in relation with the revenue sharing arrangement in telecommunications equipment in Divre VII East Indonesia.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.	TRADE PAYABLES

	2005	2006

Related parties
Concession fees	648,950	818,121
Payables to other telecommunications providers	99,980	102,702
Purchases of equipment, materials and services	265,459	195,673

Total	1,014,389	1,116,496

Third parties
Purchases of equipment, materials and services	4,011,444	5,499,254
Payables to other telecommunication providers	163,646	111,963
Payables related to revenue-sharing arrangements	106,195	190,240

Total	4,281,285	5,801,457

Total	5,295,674	6,917,953

      Trade payables by currency are as follows:

	2005	2006

Rupiah	3,112,303	6,636,507
U.S. Dollar	1,381,473	259,996
Euro	796,343	18,377
Singapore Dollar	33	2,431
Great British Pound Sterling	14	630
Myanmar Kyat	—	12
Japanese Yen	5,508	—

Total	5,295,674	6,917,953

      Refer to Note 46 for details of related party transactions.

18.	ACCRUED EXPENSES

	2005	2006

Early retirement program	—	1,528,429
Salaries and benefits	452,413	710,814
Operations, maintenance and telecommunications services	411,075	555,653
General, administrative and marketing	444,101	492,054
Interest and bank charges	134,299	188,748
Loss on procurement commitments (Note 12)	79,359	—

Total	1,521,247	3,475,698

      Based on the Board of Directors’ resolutions dated December 20, 2006 on early retirement, the Company planned an early retirement program for interested and eligible employees. The early retirement program has

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
been communicated to all employees, and the Company’s calculation was based on the number of eligible employees by grade who were expected to enroll. Accrued early retirement benefit as of December 31, 2006 amounting to Rp.1,528,429 million, consisted of Rp.1,461,150 million (Note 37) charged to the 2006 consolidated statement of income and Rp.67,279 million in a reclassification from the balance for accrued long service awards.

19.	UNEARNED INCOME

	2005	2006

Prepaid pulse reload vouchers	1,582,762	1,976,868
Other telecommunication services	3,917	3,492
Others	6,039	57,412

Total	1,592,718	2,037,772

20.	SHORT-TERM BANK LOANS

	2005	2006

Bank Central Asia	170,000	233,334
Bank Mandiri	—	233,333
Bank Negara Indonesia	—	200,000
Bank Niaga	3,800	13,323
Bank Bumiputera Indonesia	—	8,000

Total	173,800	687,990

a.	Bank Central Asia
      On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender”) with a total facility of Rp.170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility carried interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% (i.e., 13.09% as of December 31, 2005) payable quarterly in arrears and unsecured. The loan was due on February 1, 2006. As of December 31, 2005, the principal outstanding amounted to Rp.170,000 million. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.
      On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp.350,000 million short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e., the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.233,334 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b.	Bank Mandiri
      On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp.350,000 million short-term facility. The short-term facility would be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.233,333 million.

c.	Bank Negara Indonesia (“BNI”)
      On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp.300,000 million short-term facility. The short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5%. (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.200,000 million.

d.	Bank Niaga
      On April 25, 2005, Balebat entered into a loan agreement for a 12% per annum fixed rate revolving credit facility of Rp.800 million and an investment credit facility of Rp.1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp.3,350 million. The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp.500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. As of December 31, 2005 and 2006, the principal outstanding balance amounted to Rp.800 million and Rp.1,323 million, respectively.
      On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp.3,000 million for a one-year term. The loan facility was secured by certain GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp.8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp.3,000 million and Rp.8,000 million, respectively.
      In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp.12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp.7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of December 31, 2005 and 2006 was Rp. nil and Rp.4,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The credit facilities of Rp.8,000 million and Rp.7,000 million are secured by GSD’s property located in Jakarta.

e.	Bank Bumiputera Indonesia
      On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp.8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. As of December 31, 2006 the loan was fully drawn-down and the principal outstanding amounted to Rp.8,000 million.

21.	MATURITIES OF LONG-TERM LIABILITIES

a.	Current maturities

	Notes	2005	2006

Bank loans	24	634,542	1,669,146
Notes and Bonds	23	144,510	1,461,955
Deferred consideration for business combinations	25	862,394	1,054,095
Two-step loans	22	569,278	469,678
Obligations under capital leases	12	16,201	20,535

Total		2,226,925	4,675,409

b.	Long-term portion

		(In billions of Rupiah)

	Notes	Total	2008	2009	2010	2011	Later

Two-step loans	22	4,006.9	432.1	419.3	396.0	368.6	2,390.9
Bank loans	24	2,487.9	1,450.9	717.8	213.1	106.1	—
Deferred consideration for business combinations	25	3,537.1	1,102.4	1,141.4	1,188.1	105.2	—
Obligations under capital leases	12	217.1	26.0	33.0	41.9	116.2	—

Total		10,249.0	3,011.4	2,311.5	1,839.1	696.1	2,390.9

22.	TWO-STEP LOANS
      Two-step loans are loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. The loans are unsecured. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.
      On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp.701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans amounting to US$48.8 million and its entire Euro denominated two-step loans amounting to Euro14.5 million before their maturities. These early repayments of two-step loans

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
have been approved by the Ministry of Finance of the Republic of Indonesia — Directorate General of Treasury.
      The details of the two-step loans are as follows:

	Interest Rate		Outstanding

Creditors	2005	2006	2005	2006

Overseas banks	3.10% — 10.71%	3.10% — 13.67%	5,250,829	4,434,041
Consortium of contractors	3.20%	3.20%	78,648	42,572

Total			5,329,477	4,476,613
Current maturities (Note 21a)			(569,278)	(469,678)

Long-term portion (Note 21b)			4,760,199	4,006,935

      The details of two-step loans obtained from overseas banks as of December 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding

Currencies	2005	2006	2005	2006

U.S. Dollar	4.00% — 6.81%	4.00% — 6.48%	2,232,752	1,795,782
Rupiah	8.30% — 10.71%	11.23% — 13.67%	1,794,149	1,592,198
Japanese Yen	3.10%	3.10%	1,223,928	1,046,061

Total			5,250,829	4,434,041

      The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.
      Details of two-step loans obtained from a consortium of contractors as of December 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding

Currencies	2005	2006	2005	2006

Japanese Yen	3.20%	3.20%	78,648	42,572

Total			78,648	42,572

      The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.
      Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2006, the Company has used all facilities under the two-step loans program and the draw-down period for the two-step loans has expired.
      The Company is required to maintain financial ratios as follows:

a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b. Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
      As of December 31, 2006, the Company complied with the above mentioned ratios.

23.	NOTES AND BONDS

	2005	2006

Bonds	991,850	997,137
Medium-term Notes	609,329	464,818

Total	1,601,179	1,461,955
Current maturities (Note 21a)	(144,510)	(1,461,955)

Long-term portion	1,456,669	—

a.	Bonds
      On July 16, 2002, the Company issued bonds amounting to Rp.1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Rakyat Indonesia Tbk (effective from January 17, 2006 replacing PT Bank Negara Indonesia (Persero) Tbk) and the custodian is PT Kustodian Sentral Efek Indonesia.
      As of December 31, 2006, the ratings for the bonds were AAA and BB+ by Pefindo and Standard and Poor’s, respectively.
      As of December 31, 2005 and 2006, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2005	2006

Principal	1,000,000	1,000,000
Bond issuance costs	(8,150)	(2,863)

Net	991,850	997,137

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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

c. 2:1 for the period January 1, 2004 to the redemption date of the bonds

3. Debt to EBITDA ratio should not exceed 3:1
      The Company also covenanted in the bonds indenture that during the periods the bonds are outstanding, the Company would not make any loans to or for the benefits of any person which in the aggregate exceed Rp.500,000 million. In 2005 and 2006, the Company breached this covenant with regard to providing loans to certain subsidiary which in aggregate exceed Rp.500,000 million. However, the Company has obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds.

b.	Medium-term Notes
      On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue medium-term notes (the “Notes”) for a total principal amount of Rp.1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.
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
      On June 15, 2005, December 15, 2005 and June 15, 2006, the Company repaid the Series A, Series B and Series C Notes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      As of December 31, 2005 and 2006, the outstanding principal and unamortized debt issuance costs are as follows:

	2005	2006

Principal	610,000	465,000
Debt issuance costs	(671)	(182)

	609,329	464,818
Current maturities	(144,510)	(464,818)

Long-term portion	464,819	—

      As of December 31, 2006, the Pefindo’s rating for the Notes was AAA.
      During the period when the Notes are outstanding, the Company must comply with all covenants or restrictions including maintaining financial ratios as follows:

1. Debt service coverage ratio should exceed 1.5:1

2. Debt to equity ratio should not exceed 2:1

3. Debt to EBITDA ratio should not exceed 3:1
      The Company complied with the covenants for the whole financial years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	BANK LOANS
      The details of long-term bank loans as of December 31, 2005 and 2006 are as follows:

				2005		2006

			2006	Outstanding		Outstanding

				Original		Original
			Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency		(in millions)	(in millions)	Equivalent	(in millions)	Equivalent

The Export-Import Bank of Korea	US$		124.0	117.6	1,156,296	105.8	952,842
Bank Mandiri		Rp.	950,000.0	—	14,918	—	950,000
Bank Central Asia		Rp.	923,000.0	—	86,093	—	778,698
Citibank N.A	US$		113.3	62.5	614,501	39.2	352,612
		Euro	73.4	36.7	427,718	22.0	260,994
		Rp.	500,000.0	—	—	—	500,000
Bank BNI		Rp.	300,000.0	—	—	—	300,000
Consortium of banks		Rp.	150,000.0	—	74,890	—	32,606
Lippo Bank		Rp.	18,500.0	—	—	—	18,401
Bank Niaga		Rp.	11,300.0	—	7,229	—	6,705
Bank Bukopin		Rp.	5,300.0	—	5,001	—	4,201

Total					2,386,646		4,157,059
Current maturities of bank loans (Note 21a)					(634,542)		(1,669,146)

Long-term portion (Note 21b)					1,752,104		2,487,913

a.	The Export-Import Bank of Korea
      On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124.0 million. The loan was used to finance the CDMA procurement from the Samsung Consortium and the facility was available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of December 31, 2005 and 2006, the principal outstanding amounted to US$117.6 million (equivalent to Rp.1,156,296 million) and US$105.8 million (equivalent to Rp.952,842 million), respectively.

b.	Bank Mandiri
      On December 20, 2003, Dayamitra obtained a Rp.40,000 million credit facility from Bank Mandiri. The loan amount under the facility would be repaid on a quarterly basis beginning from the end of the third quarter of 2004 until the end of the fourth quarter of 2006 and carried interest at 14% per annum which would be subject to change to reflect any changes in the market rate (14% as of December 31, 2005). The loan was obtained to finance the construction of the Fixed Wireless CDMA project pursuant to the procurement

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
agreement entered into between Dayamitra and Samsung Electronic Co. Ltd. As of December 31, 2005, the principal outstanding under this facility was Rp.14,328 million and the loan was fully repaid in July 2006.
      The above loan was collateralized by Dayamitra’s telecommunications equipment/network with the CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra was required to maintain a minimum balance of Rp.6,000 million in an escrow account established to facilitate loan repayments (Note 16b).
      On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp.2,500 million. This facility was secured by Balebat’s operating equipment and matured in July 2006. As of December 31, 2005, the interest rate charged on the loan was 17% per annum, and was payable on a monthly basis. The principal was repayable by monthly installments. As of December 31, 2005, the principal outstanding under this facility amounted to Rp.590 million and the loan was fully repaid in July 2006.
      On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 20, 2007 and the date on which the facility has been fully drawn). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.600,000 million.
      On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.350,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.350,000 million.

c.	Bank Central Asia
      On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp.173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.
      The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate (i.e 13.27% and 13.18% as of December 31, 2005 and 2006, respectively). The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.
      Total principal outstanding as of December 31, 2005 and 2006 was Rp.86,093 million and Rp.28,698 million, respectively.
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2. EBITDA to interest and principal ratio should exceed 1.5:1

3. Debt to EBITDA ratio should not exceed 3:1
      In 2006 and 2005, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million. The Company obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp.500,000 million.
      On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a facility of Rp.400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 16, 2007 and the date on which the facility has been fully drawn). The loan bears a floating an interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.400,000 million.
      On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia for Rp.350,000 million. This facility is payable for 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.350,000 million.

d.	Citibank N.A.
     1. Hermes Export Facility
      On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 51a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches.
      The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.
      The interest rate per annum on the Facility is determined based on the EURIBOR plus 0.75% per annum (i.e., 3.33% as of December 31, 2005 and 4.48% as of December 31, 2006) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of December 31, 2005 and 2006, the outstanding balance was Euro36.7 million (equivalent to Rp.427,718 million) and Euro22.0 million (equivalent to Rp.260,994 million), respectively.
      The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount

	Euro	Rupiah
Year	(in millions)	equivalent

2007	14.7	173,996
2008	7.3	86,998

	22.0	260,994

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
      The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured.
      The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.
      As of December 31, 2005 and 2006, the outstanding loan was US$12.6 million (equivalent to Rp.123,665 million) and US$8.4 million (equivalent to Rp.75,486 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.
      The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of December 31, 2005 and 2006, respectively).
      b. On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.
      The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2005 and 2006 was US$9.3 million (equivalent to Rp.91,257 million) and US$5.6 million (equivalent to Rp.50,133 million), respectively. The credit facility is unsecured.
      During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1. Debt service coverage ratio should exceed 1.5:1

2. Debt to equity ratio should not exceed:

a. 3:1 for the period April 10, 2002 to January 1, 2003

b. 2.75:1 for the period January 2, 2003 to January 1, 2004

c. 2.5:1 for the period January 2, 2004 to January 1, 2005

d. 2:1 for the period January 2, 2005 to the full repayment date of the loans

3. Debt to EBITDA ratio should not exceed:

a. 3.5:1 for the period April 10, 2002 to January 1, 2004

b. 3:1 for the period January 2, 2004 to the full repayment date of the loans

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

3.	EKN-Backed Facility
      On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 51a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility amount of US$70.5 million, divided into several tranches.
      The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.
      The interest rate per annum on the Facility is determined based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02% as of December 31, 2005 and 2006) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).
      In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.
      No amount were drawn down from the Facility in 2005 and 2006. As of December 31, 2005 and 2006, the outstanding balance was US$40.6 million (equivalent to Rp.399,579 million) and US$25.2 million (equivalent to Rp.226,993 million), respectively.
      The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount

	US$ (in	Rupiah
Year	millions)	Equivalent

2007	15.5	139,660
2008	9.7	87,333

	25.2	226,993

4.	Medium Term Loan
      On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, N.A., Jakarta Branch for a facility of Rp.500,000 million. The loan is repayable to Citibank in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 21, 2007 and the date on which the facility has been fully drawn). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table summarizes the principal outstanding on the various long-term loans from Citibank N.A. as of December 31, 2005 and 2006:

		2005		2006

		Foreign		Foreign
		Currencies	Rupiah	Currencies	Rupiah
		(in millions)	Equivalent	(in millions)	Equivalent

Hermes Export Facility	Euro	36.7	427,718	22.0	260,994
HP Backbone loans	US$	21.9	214,922	14.0	125,619
EKN-Backed Facility	US$	40.6	399,579	25.2	226,993
Medium Term Loan	Rp.	—	—	—	500,000

Total			1,042,219		1,113,606
Current maturities			(401,013)		(584,821)

Long-term portion			641,206		528,785

e.	Bank Negara Indonesia (“BNI”)
      On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million. This facility is payable for 5 quarterly installment commencing six months after the end of the availability period (the earlier date of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp.300,000 million.

f.	Consortium of banks
      On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp.400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditors plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp.500,000 million.
      Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp.150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp.187,500 million.
      As of December 31, 2005 and 2006, interest rate charged on the loan was 12.94% and 12.69%, respectively, and principal outstanding was Rp.74,890 million and Rp.32,606 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1. Debt to equity ratio should not exceed 3:1

2. EBITDA to interest expense should exceed 5:1
      As of December 31, 2006, the Company complied with the above mentioned ratios.

g.	Bank Niaga
      On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp.7,200 million comprising Rp.5,000 million to finance the construction of plant (“Investment Facility”) with interest at 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with the interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp.8,450 million. As of December 31, 2005 and 2006, principal outstanding under these facilities amounted to Rp.5,696 million and Rp.3,631 million, respectively.
      On December 22, 2005 the loan agreement was amended to include a short term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 20d).
      On June 13, 2006, Balebat also received additional facility of Rp.2,500 million which consist of transaction facility of Rp.2,000 million to finance the purchase of printing machine and Rp.500 million to finance the purchase of operational vehicle with interest rate 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities secured by Balebat’s property located in West Java. As of December 31, 2006, the outstanding loans of the facilities were Rp.1,628 million and Rp.312 million, respectively.
      As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% (17% as of December 31, 2005 and 2006). As of December 31, 2005 and 2006, the principal outstanding amounted to Rp.1,533 million and Rp.1,134 million, respectively.

h.	Bank Bukopin
      On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities totaling Rp.5,300 million. The loans were obtained to finance the acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. As of December 31, 2005 and 2006, interest rate charged on the loan was 15.75%. The facilities are secured by certain Infomedia’s property. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp.5,001 million and Rp.4,201 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

i.	Bank Lippo
      On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp.18,500 million to finance its Call Center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the Call Center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date. As of December 31, 2006, the principal outstanding amounted to Rp.18,401 million.

25.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
      These represent the Company’s obligation to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII.

	2005	2006

AWI transaction (Note 5c)
PT Aria Infotek	394,294	257,870
The Asian Infrastructure Fund	93,879	61,398
MediaOne International I B.V	262,863	171,914
Less discount on promissory notes	(57,298)	(26,064)

	693,738	465,118

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	147,791	—
Less discount on promissory notes	(2,519)	—

	145,272	—

KSO IV transaction (Note 5d)
MGTI	3,868,433	2,874,128
Less discount	(717,090)	(437,710)

	3,151,343	2,436,418

KSO VII transaction (Note 5e)
BSI	—	2,226,431
Less discount	—	(536,790)

	—	1,689,641

Total	3,990,353	4,591,177
Current maturity — net of discount (Note 21a)	(862,394)	(1,054,095)

Long-term portion — net of discount (Note 21b)	3,127,959	3,537,082

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	MINORITY INTEREST

	2005	2006

Minority interest in net assets of subsidiaries:
Telkomsel	6,208,354	8,074,595
Infomedia	96,835	110,912
Metra	—	1,573
GSD	4	7

Total	6,305,193	8,187,087

	2004	2005	2006

Minority interest in net income (loss) of subsidiaries:
Telkomsel	1,915,543	3,026,029	3,913,743
Infomedia	37,088	37,940	36,784
Dayamitra	9,139	—	—
Indonusa	(1,959)	—	—
Napsindo	(2,068)	—	—
PII	(1,443)	—	—
GSD	1	2	2
Metra	—	—	(2,428)

Total	1,956,301	3,063,971	3,948,101

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.	CAPITAL STOCK

	2005

		Percentage	Total Paid-up
Description	Number of Shares	of Ownership	Capital

		%	Rp.
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,992,333,765	9.88	498,083
The Bank of New York	1,291,002,696	6.41	322,751
Board of Commissioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	21,712	—	5
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,556,113,775	32.52	1,639,029

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2006

		Percentage	Total Paid-up
Description	Number of Shares	of Ownership	Capital

		%	Rp.
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,756,681,581	8.71	439,170
The Bank of New York	1,487,512,256	7.38	371,878
Board of Commissioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,476,901,607	32.13	1,619,226

Total	20,041,622,780	99.41	5,010,406
Treasury Stock (Note 29)	118,376,500	0.59	29,594

Total	20,159,999,280	100.00	5,040,000

      The Company only issued one Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of Commissioners and Directors and to amend the Company’s article of association.
      Series B shares give the same and equal rights to all the Series B shareholders.

28.	ADDITIONAL PAID-IN CAPITAL

	2005	2006

Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

29.	TREASURY STOCK
      Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Rp.5,250,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007), in accordance with BAPEPAM Regulation No.XI.B.2.
      As of December 31, 2006 the Company has repurchased 118,376,500 Series B shares of the Company’s issued and outstanding Series B shares representing 0.59% of the Company’s issued and outstanding Series B shares, for a total repurchased amount of Rp.952,211 million (included broker commission and custodian fee).
      The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2006

	Number of share	Rp.

Balance as of January 1, 2006	—	—
Number of shares acquired	118,376,500	952,211

Balance as of December 31, 2006	118,376,500	952,211

      Historical unit cost of repurchase of treasury shares:

Rp.

Weighted average	8,044
Minimum	6,633
Maximum	10,620
      The acquisition unit cost has included the total cost for the shares repurchase programs i.e., broker commission and custodian fee. Up to balance sheet date none of the shares acquired were sold.

30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo
      On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

i. The acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

ii. The acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii. The acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) and convertible bonds of Rp.4,051 million issued by Lintasarta for US$38.0 million (“Lintasarta Transaction”); and

iv. The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
      At the time of the transactions, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. On the consummation dates of the transactions, the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.
      In connection with the acquisition of Pramindo on August 15, 2002, the portion representing Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp.296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The difference in the value of the restructuring transactions between the entities under common control arising from the cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change in
	(Received)	Investment	Income Tax	Equity	Total	Tax	Net

Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233
Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b)	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

      On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat to STTC and waived its special voting rights with respect to the Series A Dwiwarna share. As a result, as of December 20, 2002, the Government ceased to be the majority and controlling shareholder of Indosat and consequently, the Company no longer considered Indosat as a common control entity from that date. As discussed in Note 4, in connection with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has reclassified the difference in the value of the restructuring transactions between the entities under common control account resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005.

Compensation for early termination of exclusive rights
      As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services taking effect since August 1, 2002.
      On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, stipulates that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp.478,000 million, net of tax.
      On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the State Minister of Communication and Information — Directorate General of Post and Telecommunications, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 State budget, Rp.90,000 million from the 2006 State budget

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.
      As of December 31, 2006, the Company has received Rp.180,000 million in relation to the compensation for the early termination of exclusivity right, being Rp.90,000 million paid on December 30, 2005 and Rp.90,000 million on December 28, 2006. The Company recorded these amounts in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. These amounts are recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp.298,000 million when it is received.
      As of December 31, 2006, the development of the related infrastructure amounted to Rp.90,702 million.
31.     TELEPHONE REVENUES

	2004	2005	2006

Fixed lines
Local and domestic long-distance usage	7,439,310	7,223,137	7,130,861
Monthly subscription charges	2,934,899	3,289,750	3,491,497
Installation charges	201,313	197,266	170,205
Phone cards	15,561	10,943	4,036
Others	53,938	60,156	182,434

Total	10,645,021	10,781,252	10,979,033

Cellular
Air time charges	9,825,738	13,666,286	19,257,290
Monthly subscription charges	448,472	383,537	297,450
Connection fee charges	55,797	64,110	109,251
Features	91,291	457,025	958,656

Total	10,421,298	14,570,958	20,622,647

Total Telephone Revenues	21,066,319	25,352,210	31,601,680

32.     INTERCONNECTION REVENUES — NET

	2004	2005	2006

Cellular	5,351,613	6,685,138	7,442,340
International	641,210	854,766	1,001,304
Others	195,158	202,180	237,817

Total	6,187,981	7,742,084	8,681,461

      Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.     REVENUE UNDER JOINT OPERATION SCHEMES

	2004	2005	2006

Minimum TELKOM Revenues	295,955	268,629	207,516
Share in Distributable KSO Revenues	349,528	318,556	274,587
Amortization of unearned initial investor payments under Joint Operation Schemes	11,131	1,462	7,311

Total	656,614	588,647	489,414

      KSO revenues were shares of the Company’s revenues under joint operation agreement with the KSO investors. On October 19, 2006, the Company has amended the KSO VII agreement and as of that date the Company has obtained the operational control over KSO VII (Note 5e and 48). As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.
34.     DATA AND INTERNET REVENUES

	2004	2005	2006

SMS	3,562,726	5,309,244	6,730,463
Internet	554,948	711,375	907,467
Data communication	360,642	610,367	1,122,285
VoIP	318,854	292,750	278,057
e-Business	11,572	10,588	26,915

Total	4,808,742	6,934,324	9,065,187

35.     NETWORK REVENUES

	2004	2005	2006

Leased lines	443,408	347,105	424,633
Satellite transponder lease	210,901	239,531	294,105

Total	654,309	586,636	718,738

      Refer to Note 46 for details of related party transactions.
36.     REVENUE-SHARING ARRANGEMENTS REVENUES

	2004	2005	2006

Revenue-Sharing Arrangements revenues	198,543	165,601	263,516
Amortization of unearned income (Note 13)	82,033	136,681	151,961

Total	280,576	302,282	415,477

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.     OPERATING EXPENSES — PERSONNEL

	2004	2005	2006

Salaries and related benefits	1,796,914	2,165,895	2,400,631
Vacation pay, incentives and other benefits	1,156,069	1,615,640	2,209,056
Early retirements program (Note 18)	243,466	486,374	1,461,150
Employee income tax	523,787	856,451	889,083
Net periodic post-retirement health care benefit cost (Note 45)	416,276	488,586	604,748
Net periodic pension cost (Note 43)	572,419	532,331	438,383
Long service awards (Note 44)	36,861	201,878	215,840
Housing	103,459	113,673	168,416
Medical	12,190	18,019	25,117
Other employee benefits (Note 43)	11,510	5,954	14,341
Others	37,014	78,246	87,000

Total	4,909,965	6,563,047	8,513,765

38.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2004	2005	2006

Operations and maintenance	2,398,159	3,075,092	4,209,145
Concession fees and Universal Service Obligation (USO) charges	314,741	709,190	881,757
Radio frequency usage charges	492,568	548,186	722,600
Cost of phone, SIM and RUIM cards	366,661	582,351	579,334
Electricity, gas and water	385,662	372,526	417,349
Vehicles and supporting facilities	181,737	217,217	246,184
Leased lines	132,829	124,253	236,394
Insurance	151,297	136,378	145,075
Call center	59,634	104,989	14,679
Travelling	42,213	33,455	39,106
Others	4,086	12,704	4,105

Total	4,529,587	5,916,341	7,495,728

      Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.     OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2004	2005	2006

Amortization of goodwill and other intangible assets (Note 15)	872,330	918,153	944,403
Collection expenses	358,957	379,056	542,466
Provision for doubtful accounts and inventory obsolescence	357,695	488,973	458,252
General and social contribution	111,838	204,326	301,826
Travelling	192,567	171,657	229,670
Training, education and recruitment	228,524	177,853	224,321
Professional fees	137,355	131,047	221,043
Security and screening	143,892	164,416	197,416
Meetings	58,333	40,311	63,953
Stationery and printing	80,972	50,190	51,864
Research and development	13,225	8,396	8,653
Others	44,159	29,573	27,560

Total	2,599,847	2,763,951	3,271,427

40.     TAXATION
      a. In 2006, Telkomsel recognized a claim for tax refund amounting to Rp.337,855 million as a result of the revision to the 2004 and 2005 tax returns and Rp.21,727 million as a result of its objection to the 2002 tax assessment (Note 40f).

	2005	2006

b. Prepaid taxes
Subsidiaries
Corporate income tax	13,352	—
Value added tax	5,561	896
Income tax Article 23 — Services Delivery	—	1,494

	18,913	2,390

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005	2006

c. Taxes payable
The Company
Income taxes
Article 21 — Individual income tax	64,793	80,626
Article 22 — Witholding tax on goods delivery and import	5,055	3,137
Article 23 — Witholding tax on services delivery	46,132	36,258
Article 25 — Installment of corporate income tax	117,281	128,291
Article 26 — Witholding tax on non-resident income tax	1,143	73,872
Article 29 — Underpayment of corporate income tax	376,140	602,159
Value added tax	256,523	275,657

	867,067	1,200,000

Subsidiaries
Income taxes
Article 4 — Final tax	3,318	7,829
Article 21 — Individual income tax	25,059	55,340
Article 22 — Witholding tax on goods delivery and import	—	639
Article 23 — Witholding tax on services delivery	55,928	75,577
Article 25 — Installment of corporate income tax	203,254	272,803
Article 26 — Witholding tax on non-resident income tax	72,252	34,115
Article 29 — Underpayment of corporate income tax	1,207,247	808,838
Value added tax	35,640	113,861

	1,602,698	1,369,002

	2,469,765	2,569,002

      d. The components of income tax expense (benefit) are as follows:

	2004	2005	2006

Current
The Company	1,922,238	2,034,248	2,536,459
Subsidiaries	2,344,873	3,685,396	4,560,743

	4,267,111	5,719,644	7,097,202

Deferred
The Company	(330,630)	(694,843)	(713,200)
Subsidiaries	242,045	159,086	655,925

	(88,585)	(535,757)	(57,275)

	4,178,526	5,183,887	7,039,927

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      e. Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).
      The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2004	2005	2006

Consolidated income before tax	12,749,395	16,241,424	21,993,605
Add back consolidation eliminations	3,936,524	5,737,400	7,529,604

Consolidated income before tax and eliminations	16,685,919	21,978,824	29,523,209
Less: income before tax of the subsidiaries	(8,485,296)	(12,645,854)	(16,694,373)

Income before tax attributable to the Company	8,200,623	9,332,970	12,828,836
Less: income subject to final tax	(206,601)	(285,075)	(690,760)

	7,994,022	9,047,895	12,138,076

Tax calculated at progressive rates	2,398,189	2,714,351	3,641,405
Non-taxable income	(1,181,983)	(1,724,483)	(2,256,896)
Non-deductible expenses	322,884	315,041	321,880
Deferred tax assets originating from previously unrecognized temporary differences, net	(14,940)	(6,900)	—
Deferred tax assets that cannot be utilized, net	24,045	—	(3,071)

Corporate income tax expense	1,548,195	1,298,009	1,703,318
Final income tax expense	43,413	41,396	119,940

Total income tax expense of the Company	1,591,608	1,339,405	1,823,258
Income tax expense of the Subsidiaries	2,586,918	3,844,482	5,216,669

Total consolidated income tax expense	4,178,526	5,183,887	7,039,927

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The reconciliation between income before tax attributable to the Company and estimated taxable income for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Income before tax attributable to the Company	8,200,623	9,332,970	12,828,836
Less: income subject to final tax	(206,601)	(285,075)	(690,760)

	7,994,022	9,047,895	12,138,076

Temporary differences:
Depreciation of property, plant and equipment	415,805	880,578	746,190
Gain on sale of property, plant and equipment	(12,874)	(2,143)	(41,269)
Allowance for doubtful accounts	491,577	308,193	265,385
Trade receivables written-off	(91,865)	(336,715)	(118,668)
Allowance for inventory obsolescence	11,385	11,228	5,501
Inventory written-off	—	(12,183)	(1,928)
Accrued early retirement benefits	(132,810)	—	1,528,429
Accrued employee benefits	(139,064)	67,792	27,105
Net periodic pension cost	(264,796)	(164,008)	(275,486)
Long service awards	(46,908)	69,264	94,094
Amortization of intangible assets	851,060	896,883	923,867
Amortization of landrights	(3,419)	(3,441)	(3,988)
Provision for impairment of property, plant and equipment	—	616,768	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	82,415	96,114	112,762
Interest income/receivable	45,835	—	—
Amortization of unearned income on revenue-sharing arrangements	(82,033)	(135,662)	(153,465)
Payments of deferred consideration for business combinations	(233,337)	(405,302)	(484,276)
Consultant fees for acquisition of business	(27,797)	—	—
Foreign exchange loss/(gain) on deferred consideration for business combinations	342,073	190,206	(273,555)
Foreign exchange losses capitalized to property under construction	(74,283)	—	—
Capital leases	—	21,359	20,000
Loss on purchase commitments	—	79,359	—
Other provisions	—	114,854	(3,600)

Total temporary differences	1,130,964	2,293,144	2,367,098

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004	2005	2006

Permanent differences:
Net periodic post-retirement health care benefit cost	408,498	483,045	596,108
Amortization of goodwill	21,270	21,270	8,858
Amortization of discount on promissory notes	109,786	74,632	46,183
Tax penalties	14,645	59,850	(2,925)
Equity in net income of associates and subsidiaries	(3,939,944)	(5,748,277)	(7,522,986)
Gain on sales of investment	—	—	(10,397)
Others	523,568	411,339	435,104

Total permanent differences	(2,862,177)	(4,698,141)	(6,450,055)

Taxable income	6,262,809	6,642,898	8,055,119

Corporate income tax expense	1,878,825	1,992,852	2,416,519
Final income tax expense	43,413	41,396	119,940

Total current income tax expense of the Company	1,922,238	2,034,248	2,536,459
Current income tax expense of the Subsidiaries	2,344,873	3,685,396	4,560,743

Total current income tax expense	4,267,111	5,719,644	7,097,202

      Calculation of corporate income tax liability above was in accordance with annual tax return submitted by the Company to the Tax Office.
      f. Tax assessment
      In 2006, the Company received a tax assessment letter (SKPKB) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.
      During 2006, Telkomsel was assessed for underpayments of withholding taxes and value added tax (self assessed) including penalty covering the fiscal year 2002 totaling Rp.129 billion and overpayment of corporate income tax of Rp.5 billion. The net underpayment was settled through the use of the payment of income tax in 2003 of Rp.24 billion and a cash payment of Rp.100 billion. Of the Rp.100 billion cash payment made, Telkomsel has filed an objection for Rp.99 billion. Of the net underpayment of Rp.105 billion, Rp.83 billion was charged to expense in 2006 with the remaining amount of Rp.22 billion recorded as part of its claims for tax refund (Note 40a).
      In 2006, Telkomsel filed revisions of its tax returns for the fiscal years 2004 and 2005 due to a recalculation of the depreciation of property, plant and equipment for tax purposes. As a result of the recalculation, Telkomsel recognized claims for overpayments with a corresponding addition to the deferred tax liability of property, plant and equipment amounting to Rp.338 billion (Note 40a). Accordingly, Telkomsel is being audited by the Tax Office.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      g. Deferred tax assets and liabilities
      The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited to
	December 31,	statements of	December 31,
	2004	income	2005

The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	(2,283)	205,396
Allowance for inventory obsolescence	15,494	(1,842)	13,652
Long-term investments	4,685	1,981	6,666
Accrued employee benefits	42,665	20,338	63,003
Accrued long service awards	128,011	20,780	148,791
Net periodic pension cost	433,439	(49,202)	384,237
Capital leases	—	6,408	6,408
Deferred consideration for business combinations	1,009,932	(64,529)	945,403
Accrued expenses	—	58,265	58,265

Total deferred tax assets	1,841,905	(10,084)	1,831,821

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(2,198,654)	432,437	(1,766,217)
Landrights	(1,571)	(1,033)	(2,604)
Revenue-sharing arrangements	(41,637)	4,461	(37,176)
Intangible assets	(1,614,386)	269,062	(1,345,324)

Total deferred tax liabilities	(3,856,248)	704,927	(3,151,321)

Deferred tax liabilities of the Company, net	(2,014,343)	694,843	(1,319,500)

Deferred tax liabilities of the subsidiaries, net	(913,224)	(159,086)	(1,072,310)

Total deferred tax liabilities, net	(2,927,567)	535,757	(2,391,810)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

		(Charged)/
		Credited to
	December 31,	Statements of	Business	Prior Year	December 31,
	2005	Income	Acquisition	Overpayment	2006

The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	57,925	—	—	263,321
Allowance for inventory obsolescence	13,652	447	—	—	14,099
Long-term investments	6,666	(6,666)	—	—	—
Accrued for employee benefits	63,003	466,659	—	—	529,662
Accrued long service awards	148,791	28,228	—	—	177,019
Net periodic pension cost	384,237	(81,977)	—	—	302,260
Capital Leases	6,408	6,000	—	—	12,408
Deferred consideration for business combinations	945,403	(227,349)	531,278	—	1,249,332
Accrued expenses	58,265	(1,080)	—	—	57,185

Total deferred tax assets	1,831,821	242,187	531,278	—	2,605,286

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	205,534	(386,666)	—	(1,947,349)
Landrights	(2,604)	(1,196)	—	—	(3,800)
Revenue-sharing arrangements	(37,176)	(10,485)	—	—	(47,661)
Intangible assets	(1,345,324)	277,160	(137,619)	—	(1,205,783)

Total deferred tax liabilities	(3,151,321)	471,013	(524,285)	—	(3,204,593)

Deferred tax liabilities of the Company, net	(1,319,500)	713,200	6,993	—	(599,307)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(655,925)	—	(337,855)	(2,066,090)

Total deferred tax liabilities, net	(2,391,810)	57,275	6,993	(337,855)	(2,665,397)

      The net deferred tax liabilities of subsidiaries as of December 31, 2005 included deferred tax assets of Rp.123,309 million arising from tax losses carry forwards from PT Aria West Indonesia. As of December 31, 2006, tax losses carry forwards balance had been utilised for fiscal year 2006.
      Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      h. Administration
      Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.
      The Company has been audited by the Tax Office up to the fiscal year of 2004.
41.     BASIC EARNINGS PER SHARE
      Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280, 20,159,999,280 and 20,114,511,886 in 2004, 2005 and 2006, respectively. See also Notes 1b and 2t.
      The Company does not have potentially dilutive ordinary shares.
42.     CASH DIVIDENDS AND GENERAL RESERVE
      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2003 amounting to Rp.3,043,614 million or Rp.301.95 per share (pre-stock split) and the appropriation of Rp.121,745 million for general reserve.
      On December 7, 2004, the Company decided to distribute the 2004 interim cash dividends of Rp.143,377 million or Rp.7.11 per share to the Company’s stockholders.
      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2004 amounting to Rp.3,064,604 million or Rp.152.01 per share (of which Rp.143,377 million or Rp.7.11 per share was distributed as interim cash dividends in December 2004) and the appropriation of Rp.122,584 million for general reserve.
      Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2005 amounting to Rp.4,400,090 million or minimum of Rp.218.86 per share.
      On December 5, 2006, the Company decided to distribute the 2006 interim cash dividends of Rp.971,017 million or Rp.48.41 per share to the Company’s stockholders.
43.     PENSION PLANS

a.	The Company
      The Company sponsors a defined benefit pension plan and a defined contribution pension plan.
      The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by TELKOM Pension Fund (“Dana Pensiun TELKOM”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2004, 2005 and 2006 amounted to Rp.845,743 million, Rp.698,526 million and Rp.693,497 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution is determined based on a certain percentage of the participants’ salaries and amounted to Rp.399 million, Rp.971 million and Rp.1,858 million for the years December 31, 2004, 2005 and 2006, respectively.
      The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the years ended December 31, 2004, 2005 and 2006 for its defined benefit pension plan:

	2004	2005	2006

Change in projected benefit obligation
Projected benefit obligation at beginning of year	6,852,923	7,315,182	7,140,100
Service cost	137,264	138,117	187,960
Interest cost	740,494	789,830	768,586
Plan participants’ contributions	42,838	41,371	43,918
Actuarial gain (loss)	(216,025)	(874,573)	286,733
Expected benefits paid	(242,312)	(269,827)	(305,916)

Projected benefit obligation at end of the year	7,315,182	7,140,100	8,121,381

Change in plan assets
Fair value of plan assets at beginning of year	3,671,309	4,884,523	5,429,954
Expected return on plan assets	436,672	533,333	677,602
Employer contribution	845,743	698,526	693,497
Plan participants’ contributions	42,838	41,371	43,918
Actuarial gain (loss)	130,273	(457,972)	671,693
Expected benefits paid	(242,312)	(269,827)	(305,916)

Fair value of plan assets at end of the year	4,884,523	5,429,954	7,210,748

Funded status	(2,430,659)	(1,710,146)	(910,633)
Unrecognized prior service cost	1,329,046	1,190,024	1,051,002
Unrecognized net actuarial gain	(346,298)	(762,899)	(1,143,369)

Accrued pension benefit cost	(1,447,911)	(1,283,021)	(1,003,000)

      The actual return on plan assets was Rp.627,842 million, Rp.155,754 million and Rp.1,300,632 million for the years ended 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The movement of the accrued pension benefit cost during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Accrued pension benefit cost at beginning of the year	1,713,546	1,447,911	1,283,021
Net periodic benefit cost less amounts charged to KSO Units	563,739	514,976	397,317
Amounts charged to KSO Units under contractual agreement	16,369	18,660	16,159
Employer contributions	(845,743)	(698,526)	(693,497)

Accrued pension benefit cost at end of the year	1,447,911	1,283,021	1,003,000

      As of December 31, 2005 and 2006, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2006 plan assets included bonds and Series B shares issued by the Company with fair values of Rp.217,531 million and Rp.238,495 million, respectively (December 31, 2005: Rp.223,736 million and Rp.124,189 million, respectively).
      The actuarial valuation for the defined benefit pension plan was performed based on measurement date of December 31, 2004, 2005 and 2006, with the reports prepared on March 15, 2005, February 27, 2006, and April 24, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows.

	2004	2005	2006

Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	10.5%	10.5%	12%
Rate of compensation increase	8%	8.8%	8%
      The components of net periodic pension cost are as follows:

	2004	2005	2006

Service Cost	137,264	138,117	187,960
Interest Cost	740,494	789,830	768,586
Expected return on plan assets	(436,672)	(533,333)	(677,602)
Amortization of prior service cost	139,022	139,022	139,022
Recognized actuarial loss (gain)	—	—	(4,490)

Net periodic pension cost	580,108	533,636	413,476
Amount charged to KSO Units under contractual agreement	(16,369)	(18,660)	(16,159)

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	563,739	514,976	397,317

b.	Telkomsel
      Telkomsel provides a defined benefit pension plan for its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.
      Telkomsel’s contributions to Jiwasraya amounted to Rp. Nil, Rp.14,928 million and Rp.29,731 million for the years ended 2004, 2005 and 2006, respectively.
      The following table reconciles the unfunded status of the plan with the amounts included in the consolidated balance sheets as of December 31, 2004, 2005 and 2006:

	2004	2005	2006

Projected benefit obligation	(43,547)	(147,103)	(230,172)
Fair value of plan assets	11,182	20,971	29,904

Unfunded status	(32,365)	(126,132)	(200,268)
Unrecognized items in the balance sheet:
Unrecognized prior service cost	1,328	1,213	1,098
Unrecognized net actuarial loss	20,707	103,391	166,676

Accrued pension benefit cost	(10,330)	(21,528)	(32,494)

      The components of the net periodic pension cost are as follows:

	2004	2005	2006

Service cost	4,155	10,072	21,321
Interest cost	3,889	6,650	16,169
Expected return on plan assets	(824)	(832)	(2,124)
Amortization of past service cost	115	115	115
Recognized actuarial loss	1,158	1,320	5,216

Net periodic pension cost (Note 37)	8,493	17,325	40,697

      The net periodic pension cost for the pension plan was calculated based on measurement date of December 31, 2004, 2005 and 2006, with the reports prepared on January 17, 2005, January 13, 2006, and February 16, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2004, 2005 and 2006 for each of the years are as follows:

	2004	2005	2006

Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	9%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c.	Infomedia
      Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Projected benefit obligation	(4,051)	(5,225)	(6,188)
Fair value of plan assets	5,413	5,865	6,291

Funded status	1,362	640	103

Prepaid pension benefit cost	1,362	640	103

      The net periodic pension cost of Infomedia amounted to Rp.187 million, Rp.30 million and Rp.369 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).

d.	Obligation Under Labor Law
      Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of December 31, 2005 and 2006 amounted to Rp.26,115 million and Rp.35,128 million, respectively. The total related employee benefit cost charged to expense amounted to Rp.11,510 million, Rp.5,954 million and Rp.14,341 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).
44.     LONG SERVICE AWARDS

a.	The Company
      The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or termination.
      The actuarial valuation for the long service awards was prepared based on the measurement date of December 31 2004, 2005, and 2006 with the reports prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Discount rate	11%	11%	10.5%
Rate of compensation increase	8%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The movement of the accrued long service awards during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Accrued long service awards at beginning of year	473,614	426,705	495,969
Net periodic benefit cost less amounts charged to KSO Units (Note 37)	31,148	192,450	150,741
Amounts to charged to KSO Units under contractual agreement	—	—	10,321
Benefits paid	(78,057)	(123,186)	(66,968)

Accrued long service awards at end of year	426,705	495,969	590,063
Benefits to be paid for early retirement program (Note 18)	—	—	(67,279)

Accrued long service awards — non current	426,705	495,969	522,784

b.	Telkomsel
      Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or at the time of termination.
      The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit Method, and amounted to Rp.28,555 million and Rp.73,541 million as of December 31, 2005 and 2006, respectively. The related benefit cost charged to expense amounted to Rp.5,713 million, Rp.9,428 million and Rp.65,099 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).
45.     POST-RETIREMENT HEALTH CARE BENEFITS
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2004, 2005 and 2006:

	2004	2005	2006

Change in projected benefit obligation
Projected benefit obligation at beginning of the year	3,787,389	4,681,005	5,574,489
Service cost	76,163	87,636	107,513
Interest cost	411,110	507,994	605,573
Actuarial loss	506,397	423,606	836,334
Expected benefits paid	(100,054)	(125,752)	(138,566)

Projected benefit obligation at end of the year	4,681,005	5,574,489	6,985,343

Change in plan assets
Fair value of plan assets at beginning of the year	505,340	1,138,768	1,493,897
Expected return on plan assets	61,084	103,498	145,264
Employer contributions	724,530	435,899	714,854
Actuarial gain (loss)	(52,132)	(58,516)	37,812
Expected benefits paid	(100,054)	(125,752)	(138,566)

Fair value of plan assets at end of the year	1,138,768	1,493,897	2,253,261

Funded status	(3,542,237)	(4,080,592)	(4,732,082)
Unrecognized net actuarial loss	558,530	1,032,571	1,786,354

Accrued post-retirement health care benefit cost	(2,983,707)	(3,048,021)	(2,945,728)

      The actual return on plan assets was Rp.32,173 million, Rp.45,209 million and Rp.144,659 million for the years ended December 31, 2004, 2005 and 2006.
      The components of net periodic post-retirement health care benefit cost are as follows:

	2004	2005	2006

Service cost	76,163	87,636	107,513
Interest cost	411,110	507,994	605,573
Expected return on plan assets	(61,084)	(103,498)	(145,264)
Recognized actuarial loss	—	8,081	44,738

Net periodic post-retirement benefit cost	426,189	500,213	612,560
Amounts charged to KSO Units under contractual agreement	(9,913)	(11,627)	(7,812)

Total net periodic post-retirement health care benefits cost less amounts charged to KSO Units (Note 37)	416,276	488,586	604,748

      As of December 31, 2005, plan assets included bonds and Medium-term Notes issued by the Company with a total fair value of Rp.232,394 million. As of December 31, 2006, plan assets included stocks and Medium-term Notes issued by the Company with a total fair value of Rp.191,248 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The movement of the accrued post-retirement health care benefit cost during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Accrued post-retirement health care benefit cost at beginning of year	3,282,048	2,983,707	3,048,021
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units (Note 37)	416,276	488,586	604,748
Amounts charged to KSO Units under contractual agreement	9,913	11,627	7,812
Employer contributions	(724,530)	(435,899)	(714,853)

Accrued post-retirement health care benefits cost at end of the year	2,983,707	3,048,021	2,945,728

      The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2004, 2005 and 2006 with the reports prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	8%	8%	8.5%
Health care cost trend rate assumed for next year	12%	9%	12%
Ultimate health care cost trend rate	8%	9%	8%
Year that the rate reaches the ultimate trend rate	2007	2006	2011
      A 1% increase in the health care cost trend rate would result in service cost and interest costs, and accumulated post-retirement health care benefit obligation as of December 31, 2004, 2005 and 2006 as follows:

	2004	2005	2006

Service cost and interest cost	723,941	872,159	1,011,620
Accumulated post-retirement health care benefit obligation	5,597,965	6,718,434	8,327,481
46.     RELATED PARTY INFORMATION
      In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.
      The following are significant agreements/transactions with related parties:

a.	Government of the Republic of Indonesia
      i. The Company obtained two-step loans from the Government of the Republic of Indonesia, the Company’s majority stockholder (Note 22).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Interest expense for two-step loans amounted to Rp.489,220 million, Rp.324,652 million and Rp.366,679 million in 2004, 2005 and 2006, respectively. Interest expense for two-step loan represented 38.5%, 27.6% and 28.5% of total interest expense in 2004, 2005 and 2006, respectively.
      ii. The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.
      Concession fees amounted to Rp.314,741 million, Rp.558,485 million and Rp.497,928 million in 2004, 2005 and 2006, respectively (Note 38), representing 1.6%, 2.3% and 1.7% of total operating expenses for each year. Radio frequency usage charges amounted to Rp.492,568 million, Rp.548,186 million and Rp.722,600 million in 2004, 2005 and 2006, respectively (Note 38), representing 2.5%, 2.2% and 2.4% of total operating expenses in 2004, 2005, 2006, respectively.
      Telkomsel paid the upfront fee for the 3G license amounted to Rp.436,000 million and recognized as an intangible asset (Note 15).
      iii. Starting 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to the MoCI Regulation No. 15/PER/ M.KOMINFO/9/2005 of September 30, 2005.
      USO charges amounted to Rp.307,705 million and Rp.383,829 million in 2005 and 2006, respectively (Note 38), representing 1.2% and 1.3% of total operating expenses in 2005 and 2006, respectively.

b.	Commissioners and Directors Remuneration
      i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.22,700 million, Rp.19,707 million and Rp.23,173 million in 2004, 2005 and 2006, respectively, which reflect 0.1% of total operating expenses for each year.
      ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp.50,327 million, Rp.52,147 million and Rp.71,526 million in 2004, 2005 and 2006, respectively, which reflected 0.3%, 0.2% and 0.2% of total operating expenses in 2004, 2005 and 2006, respectively.

c.	Indosat
      Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002 (Note 30), the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
      The Company has also entered into an interconnection agreement between the Company’s fixed- line network and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.
      The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customer to make domestic calls between Indosat’s GSM mobile network and TELKOM’s fixed line network and allowing Indosat’s mobile customer to access TELKOM’s IDD service by dialing “007”.
      The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.
      On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 50). These amendments took effect on January 1, 2007.
      Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

iii. Telkomsel receives compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

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
      Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat have entered into a new agreement.
      The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.158,285 million, Rp.52,798 million and Rp.168,295 million in 2004, 2005 and 2006, respectively, representing 0.5%, 0.1% and 0.3% of the total operating revenues in 2004, 2005 and 2006, respectively.
      Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.19,101 million, Rp.19,066 million, Rp.17,669 million in 2004, 2005, and 2006, respectively, representing 0.1% of the total operating expenses in each year.
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
      Telkomsel’s share in operating and maintenance costs amounted to Rp.2,098 million, Rp.1,187 million and Rp.380 million for the years 2004, 2005 and 2006, respectively.

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

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
      In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 and the remaining Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of December 31, 2005 and 2006, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.
      The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.109,814 million, Rp.126,425 million and Rp.164,900 million in 2004, 2005 and 2006, respectively, representing 0.3% of total operating revenues for each year.
      Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.14,486 million, Rp.8,125 million and Rp.6,987 million in 2004, 2005 and 2006, respectively, representing less than 0.1% of total operating revenues for each year.
      Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% shares owned by Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.21,407 million, Rp.23,109 million and Rp.44,208 million in 2004, 2005 and 2006, respectively, representing 0.1% of total operating expenses for each year.

d.	Others
      Transactions with all stated owned enterprises are considered as related parties transactions:

(i) The Company provides telecommunication services to substantially all Government agencies in Indonesia which the transaction is treated as well as the transaction with third parties customers.

(ii) The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII (for the years 2004 and 2005, and for the period January — September 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.51,046 million, Rp.66,804 million and Rp.87,275 million in 2004, 2005 and 2006, respectively, representing 0.2% of total operating revenues for each year.

(iii) The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp.25,714 million, Rp.30,678 million and Rp.44,368 million in 2004, 2005 and 2006, respectively, representing 0.1% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(iv) The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai TELKOM. Total purchases made from these related parties amounted to Rp.268,901 million, Rp.337,648 million and Rp.153,541 million in 2004, 2005 and 2006, respectively, representing 2.4%, 2.5% and 0.9% of the total fixed asset purchased in 2004, 2005 and 2006, respectively.

(v) PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2004, 2005 and 2006 amounted to Rp.217,668 million, Rp.67,555 million and Rp.90,519 million, respectively, representing 1.9%, 0.5% and 0.5% of the total fixed assets purchased in 2004, 2005, and 2006, respectively.

(vi) Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp.49,710 million, Rp.95,206 million and Rp.131,414 million in 2004, 2005 and 2006, respectively, representing 0.3%, 0.4% and 0.4% of the total operating expenses for each year.

(vii) The Company and its subsidiaries carry insurance on their property, plant and equipment against property losses, inventory and on employees’ social security obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp.148,279 million, Rp.58,338 million and Rp.105,463 million in 2004, 2005 and 2006, respectively, representing 0.8%, 0.2% and 0.4% of total operating expenses in 2004, 2005 and 2006, respectively.

(viii) The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp.3,315,428 million and Rp.5,737,676 million as of December 31, 2005 and 2006, respectively, representing 5.3% and 7.6% of the total assets as of December 31, 2005 and 2006, respectively. Interest income recognized during 2004, 2005 and 2006 were Rp.150,367 million, Rp.123,951 million and Rp.405,176 million representing 47.3%, 36% and 62% of total interest income in 2004, 2005 and 2006, respectively.

(ix) The Company’s subsidiaries have loans from state-owned banks. Interest expense on the loans for 2004, 2005 and 2006 amounted to Rp.9,115 million, Rp.5,055 million and Rp.86,270 million, respectively, representing 0.7%, 0.4% and 6.7% of the total interest expense in 2004, 2005 and 2006, respectively.

(x) The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun TELKOM and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra TELKOM — a foundation managed by Dharma Wanita TELKOM. Total charges from these transactions amounted to Rp.24,921 million, Rp.39,146 million and Rp.79,599 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.2% and 0.3% of the total operating expenses in 2004, 2005 and 2006, respectively.

(xi) The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN, with a total of (Rp.5,495 million), Rp.1,072 million and Rp.9,715 million in 2004,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2005 and 2006, respectively, representing (0.02%), less than 0.01% and less than 0.02% of the total operating revenues in 2004, 2005 and 2006, respectively.

(xii) In addition to revenues earned under the KSO Agreement (Note 48), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.18,449 million, Rp.26,769 million and Rp.14,549 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.1% and less than 0.1% of the total operating revenues in 2004, 2005 and 2006, respectively.

(xiii) The Company has revenue-sharing arrangements with Koperasi Pegawai TELKOM (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp.20,560 million, Rp.31,909 million and Rp.28,913 million in 2004, 2005 and 2006, respectively, representing 0.1% of the total operating revenues for each year.

(xiv) Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of 3 years, subject to extensions. The lease charges amounted to Rp.25,032 million, Rp.123,857 million and Rp.192,146 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.5% and 0.6% of the total operating expenses in 2004, 2005 and 2006, respectively.

(xv) Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.109,548 million, Rp.78,714 million and Rp.322,851 million in 2004, 2005 and 2006, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.816,591 million, Rp.1,158,559 million and Rp.1,568,701 million in 2004, 2005 and 2006, respectively.

(xvi) Infomedia provides electronic media and call center services to KSO Unit VII (for the years 2004 and 2005, and for the period January — September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004, 2005 and 2006 amounted to Rp.5,541 million, Rp.9,221 million and Rp.6,874 million, representing 0.02% 0.02% and 0.01% of total operating revenues in 2004, 2005 and 2006, respectively.

(xvii) The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

(xviii) Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun TELKOM for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp. nil, Rp.127,661 million and Rp.102,982 million in 2004, 2005 and 2006, respectively; and for maintenance of equipment amounted to Rp. nil, Rp.36,486 million and Rp.45,422 million in 2004, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      Presented below are balances of accounts with related parties:

	2005		2006

		% of Total		% of Total
	Amount	Assets	Amount	Assets

a. Cash and cash equivalents (Note 6)	3,058,854	4.92	5,554,384	7.39

b. Temporary investments	22,064	0.04	84,492	0.11

c. Trade receivables, net (Note 7)	530,370	0.85	520,689	0.69

d. Other receivables
KSO Units	93,959	0.15	—	—
State-owned banks (interest)	8,555	0.01	19,242	0.03
Government agencies	421	0.00	716	0.00
Other	16,304	0.03	3,133	0.00

Total	119,239	0.19	23,091	0.03

e. Prepaid expenses (Note 9)	299,799	0.48	451,845	0.60

f. Other current assets (Note 10)	159,537	0.26	6,822	0.01

g. Advances and other non-current assets (Note 14)
Bank Mandiri	90,668	0.15	91,862	0.12
Peruri	813	0.00	813	0.00

Total	91,481	0.15	92,675	0.12

h. Escrow accounts (Note 16)	6,369	0.01	116	0.00

i. Trade payables (Note 17)
Government agencies	660,166	2.03	828,771	2.13
KSO Units	15,281	0.05	—	—
Indosat	46,372	0.14	71,417	0.18
Koperasi Pegawai TELKOM	78,673	0.24	103,758	0.27
PSN	—	—	62	0.00
PT INTI	125,792	0.39	37,820	0.10
Others	88,105	0.27	74,668	0.19

Total	1,014,389	3.12	1,116,496	2.87

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005		2006

		% of Total		% of Total
	Amount	Assets	Amount	Assets

j. Accrued expenses (Note 18)
Government agencies and state-owned banks	395,791	1.22	93,101	0.24
Employees	452,413	1.39	2,239,243	5.76
PT Asuransi Jasa Indonesia	2,038	0.01	—	—
Others	38,442	0.11	—	—

Total	888,684	2.73	2,332,344	6.00

k. Short-term bank loans (Note 20)
Bank Mandiri	—	—	233,333	0.60
Bank BNI	— —	— —	200,000 433,333	0.51 1.11
Total	5,329,477	16.36	4,476,613	11.51
l. Two-step loans (Note 22)

m. Accrued long service awards (Note 44)	524,524	1.61	596,325	1.53

n. Accrued post-retirement health care benefits (Note 45)	3,048,021	9.36	2,945,728	7.58

o. Long-term bank loans (Note 24)	14,918	0.05	950,000	2.44
Bank Mandiri	—	—	300,000	0.77
Bank BNI	14,918	0.05	1,250,000	3.21
Total

47.     SEGMENT INFORMATION
      The Company and its subsidiaries have three main business segments operated in Indonesia: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offer customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.
      Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
External operating revenues	18,860,835	575,436	14,201,786	309,709	33,947,766	—	33,947,766
Inter-segment operating revenues	4,302	(51,083)	534,790	51,063	539,072	(539,072)	—

Total segment revenues	18,865,137	524,353	14,736,576	360,772	34,486,838	(539,072)	33,947,766

Segment expenses	(12,207,726)	(789,599)	(6,757,243)	(320,698)	(20,075,266)	715,380	(19,359,886)

Segment result	6,657,411	(265,246)	7,979,333	40,074	14,411,572	176,308	14,587,880

Interest expense							(1,270,136)
Interest income							317,941
Gain (loss) on foreign exchange — net							(1,220,760)
Other income (expenses) — net							331,050
Tax expense							(4,178,526)
Equity in net income (loss) of associated companies							3,420

Income before minority interest							8,570,869
Unallocated minority interest							(1,956,301)

Net income							6,614,568

Other information
Segment assets	34,493,795	3,048,671	18,988,939	414,165	56,945,570	(2,396,426)	54,549,144
Investments in associates	73,323	—	9,290	—	82,613	—	82,613
Unallocated corporate assets							1,547,435

Total consolidated assets							56,179,192

Segment liabilities	(2,821,945)	(86,780)	(1,712,623)	(87,346)	(4,708,694)	987,442	(3,721,252)
Unallocated corporate liabilities							(29,391,472)

Total consolidated liabilities							(33,112,724)

Capital expenditures	(4,340,591)	(1,807,518)	(4,982,744)	(66,691)	(11,197,544)	—	(11,197,544)

Depreciation and amortization	(3,568,196)	(229,983)	(2,651,028)	(18,740)	(6,467,947)	14,590	(6,453,357)

Amortization of goodwill and other intangible assets	(851,060)	—	—	(21,270)	(872,330)	—	(872,330)

Other non-cash expenses	(244,356)	—	(100,737)	(5,338)	(350,431)	—	(350,431)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
External operating revenues	19,637,386	1,449,725	20,384,856	335,217	41,807,184	—	41,807,184
Inter-segment operating revenues	305,382	(167,935)	691,188	70,475	899,110	(899,110)	—

Total segment revenues	19,942,768	1,281,790	21,076,044	405,692	42,706,294	(899,110)	41,807,184

Segment expenses	(14,378,819)	(2,174,656)	(8,774,996)	(328,184)	(25,656,655)	1,020,221	(24,636,434)

Segment result	5,563,949	(892,866)	12,301,048	77,508	17,049,639	121,111	17,170,750

Interest expense							(1,177,268)
Interest income							344,686
Gain (loss) on foreign exchange — net							(516,807)
Other income (expenses) — net							409,184
Tax expense							(5,183,887)
Equity in net income (loss) of associated companies							10,879

Income before minority interest							11,057,537
Unallocated minority interest							(3,063,971)

Net income							7,993,566

Other information
Segment assets	33,980,509	3,617,374	25,444,587	455,644	63,498,114	(2,260,681)	61,237,433
Investments in associates	92,110	—	9,290	—	101,400	—	101,400
Unallocated corporate assets	—	—	—	—	—	—	832,211

Total consolidated assets							62,171,044

Segment liabilities	(2,890,445)	(459,284)	(2,547,874)	(111,620)	(6,009,223)	886,435	(5,122,788)
Unallocated corporate liabilities	—	—	—	—	—	—	(27,450,662)

Total consolidated liabilities							(32,573,450)

Capital expenditures	(2,037,866)	(1,388,876)	(10,085,755)	(40,460)	(13,552,957)	—	(13,552,957)

Depreciation and amortization	(4,006,246)	(537,284)	(3,046,632)	(23,322)	(7,613,484)	11,919	(7,601,565)

Write-down of assets and loss on procurement commitments	—	(696,127)	—	—	(696,127)	—	(696,127)

Amortization of goodwill and other intangible assets	(896,883)	—	—	(21,270)	(918,153)	—	(918,153)

Other non-cash expenses	(292,357)	(21,582)	(171,192)	(4,783)	(489,914)	—	(489,914)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2006

	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated

Segment results
External operating revenues	20,137,847	2,806,204	28,205,052	144,905	51,294,008	—	51,294,008
Inter-segment operating revenues	514,589	(253,397)	863,268	333,849	1,458,309	(1,458,309)	—

Total segment revenues	20,652,436	2,552,807	29,068,320	478,754	52,752,317	(1,458,309)	51,294,008

Segment expenses	(16,257,545)	(1,815,803)	(12,839,526)	(384,263)	(31,297,137)	1,596,370	(29,700,767)

Segment result	4,394,891	737,004	16,228,794	94,491	21,455,180	138,061	21,593,241

Interest expense							(1,286,354)
Interest income							654,984
Gain (loss) on foreign exchange — net							836,328
Other income (expenses) — net							202,025
Tax expense							(7,039,927)
Equity in net income (loss) of associated companies							(6,619)

Income before minority interest							14,953,678
Unallocated minority interest							(3,948,101)

Net income							11,005,577

Other information
Segment assets	33,406,552	5,856,074	37,280,255	575,823	77,118,704	(2,072,156)	75,046,548
Investments in associates	79,907	—	9,290	—	89,197	—	89,197

Total consolidated assets							75,135,745

Total consolidated liabilities	(26,270,257)	(1,714,144)	(12,688,285)	(284,995)	(40,957,681)	2,077,712	(38,879,969)

Capital expenditures	(1,822,867)	(338,795)	(14,838,596)	(90,769)	(17,091,027)	—	(17,091,027)

Depreciation and amortization	(4,290,872)	(452,766)	(4,427,771)	(34,536)	(9,205,945)	9,916	(9,196,029)

Amortization of goodwill and other intangible assets	(932,724)	—	(11,679)	—	(944,403)	—	(944,403)

Other non-cash expenses	(325,055)	—	(127,521)	(5,676)	(458,252)	—	(458,252)

48.     JOINT OPERATION SCHEMES (“KSO”)
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
      Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
both the Company and those KSO investors did not fully remedy this situation, the Company acquired those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5a, 5b, 5c) and currently controls the related KSOs through its ownership of such KSO investors. The Company acquired full operational control of the KSO IV operation in January 2004 (Note 5d) and KSO VII operations in October 2006 (Note 5e). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition.
49.     REVENUE-SHARING ARRANGEMENTS
      The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.
      As of December 31, 2006, the Company has 90 RSA with 67 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.
      Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.
      Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.
      The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp.55,441 million and Rp.14,662 million on December 31, 2005 and 2006, respectively (Note 13).
      The investors’ share of revenues amounted to Rp.891,165 million, Rp.513,528 million and Rp.413,263 million in 2004, 2005 and 2006, respectively.
50.     TELECOMMUNICATIONS SERVICES TARIFFS
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
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
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
      Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:

•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
      For the subsequent tariff establishment, the Government has issued initial tariff formula and adjustment tariff which are stipulated in Minister Decree No. 09/Per/ M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line dated February 8, 2006, replacing Minister of Communications Decree No. KM. 12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995 concerning Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services.

Mobile Cellular Telephone Tariffs
      Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/ MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.
      The maximum tariff for the activation fee is Rp.200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp.65,000. Usage charges consist of the following:

a.	Airtime
      The maximum basic airtime tariff charged to the originating cellular subscriber is Rp.325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	2 times airtime rate
2. Cellular to PSTN	1 time airtime rate
3. PSTN to cellular	1 time airtime rate
4. Card phone to cellular	1 time airtime rate plus 41% surcharge

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

b.	Usage tariffs

1. Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2. The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
      Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for postpaid subscribers.
      Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.
      For the subsequent tariff setting, the Government has issued calculation formula for tariff change on basic telephone service through mobile cellular network which is stipulated in Minister Decree No. 12/ Per/ M.KOMINFO/02/2006 concerning Procedure for Tariff Change Establishment for Basic Telephone Service Through Mobile Cellular Network dated February 28, 2006, replacing Minister of Communications Decree No. KM.12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication No. KM.27/ PR.301/ MPPT-98 date February 23, 1998 concerning Mobile Cellular Telephone Line Tariff.
      Due to the commencing of Minister Decree No. 12/Per/ M.KOMINFO/02/2006 concerning the interconnection charges thereby implemented after Minister Decree No. 08/Per/ M.KOMINFO/02/2006 concerning Interconnection.

Interconnection Tariffs
      The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoCI issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/ Per/ M.KOMINF/02/2006 dated February 8, 2006. On December 28, 2006 the Company and all network operators signed amendments to their interconnection agreements for its fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/ Per/ M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

i.	Interconnection with Fixed line Network
      The Government’s National Fundamental Technical Plan set forth in Decree No. KM.4/2001, as amended by Decree No. KM.28/2004, sets out the technical requirements, routing plans and numbering plans

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. KU.506/1997, Decree No. KM.46/1998, Decree No. KM.37/1999 and Decree No. KM.30/2000.
      Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and domestic long-distance calls, the operator of the network on which the calls terminate receives an agreed amount per minute.
      Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of domestic long-distance calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls, from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.
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
      In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the airtime charges.
      The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

iii.	International Interconnection
      Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. KM.37 of 1999:

Description	Tariff

Access charge	Rp.850/ successful call
Usage charge	Rp.550/ successful paid minute
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
      Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from the Company’s fixed line network.

v.	VoIP Interconnection
      Previously, Minister of Communications Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the Minister of Communications issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the Minister of Communications. Currently,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
the Minister of Communications has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

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
      The Government issued Ministry Regulation No. PM.05/ Per/ M.KOMINFO/ I/2006 dated January 30, 2006 about Public Phone Kiosk Operation which replace the Minister of Communications Decree No. KM.46 year 2002. There are no tariff differences between both decrees. This regulation is effective upon its issuance date.

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
51.     COMMITMENTS

a.	Capital Expenditures
      As of December 31, 2006, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
Currencies	Foreign Currencies	Equivalent

	(in millions)	in Rupiah
Rupiah	—	6,484,482
U.S. Dollar	504	4,554,896
Euro	130	1,546,220

Total		12,585,598

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The above balance includes the following significant agreements:

(i)	Procurement Agreements
      In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:

•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
      The agreements contain lists of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period, upon the issuance of Purchase Order (“PO”).
      The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.
      In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly review.
      Subsequently, for the purpose of providing telecommunications services with 3G technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Network, Ericsson AB and PT Ericsson Indonesia, and Siemens Network GmbH and Co.KG, for network construction (Roll-out Agreement) and PT Nokia Network, Ericsson Indonesia; and Siemens Network GmbH and Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 and the date on which the last PO terminates under the agreement or expires in respect of any PO issued prior to December 31, 2008 providing that the supplier are able to meet requirements set out in each PO.

(ii)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI
      On November 12, 2003 which then amended on November 27, 2006, the Company entered into an agreement with PT INTI for the construction and procurement of optical network, as well as a network management system and other related services and equipment, for Regional Division III (West Java) amounting to US$3.2 million and Rp.130,293 million. As of December 31, 2006, total purchase commitment amounting Rp.58,575 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(iii)	Ring JASUKA Backbone with NEC-Siemens Consortium
      On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta — Tanjung Pandan — Pontianak — Batam — Dumai — Pekanbaru — Palembang — Jakarta) and RING II (link Medan — Padang — Pekanbaru — Medan). The agreement has been amended several times and the total contract based on the latest amendment dated 7 February 2007 amounting to US$45 million and Rp.156,855 million. This agreement is based on a turnkey arrangement. As of December 31, 2006, total purchase commitment amounting Rp.2,444 million.

(iv)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division I and IV with Huawei Consortium
      On January 6, 2006, the Company entered into a Partnership Agreement with Huawei Consortium for FWA CDMA expansion Project NSS, BSS and PDN system in Regional Division I and IV amounting to US$27.7 million and Rp.150,234 million for period 3 years (2006-2008) with option of 2 years extension (2009-2010) amounting to US$12.3 million and Rp.39,972 million. Huawei consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period of 3 years (2006-2008) in return for a consideration of Rp.10,450 million. As of December 31, 2006, total purchase commitment amounting US$40 million and Rp.190,206 million.

(v)	CDMA 2000 IX in Regional Division V with PT Samsung Telecommunication Indonesia
      On June 8, 2006, which was amended on August 1, 2006 and later on December 18, 2006, the Company entered into an agreement with PT Samsung Telecommunication Indonesia for Procurement and Installation of CDMA 2000 IX in Regional Division V (East Java) amounting to US$8.4 million plus Rp.12,008 million. As of December 31, 2006, total purchase commitment amounting US$0.8 million and Rp.12,008 million.

(vi)	Expansion of Submarine Cable System Capacity Surabaya-Ujung Pandang-Banjarmasin with NEC Corporation
      On August 16, 2006, the Company entered into an agreement with NEC Corporation for Expansion of Submarine Cable System Capacity Surabaya — Ujung Pandang — Banjarmasin amounting to US$6.7 million plus Rp.8,132 million. The payment will be made based on 100% of contract value for each sub-system after Acceptance Report-1 issued by the Company. As of December 31, 2006, total purchase commitment amounting US$6.7 million and Rp.8,132 million.

(vii)	PSTN Interface Expansion and Enhancement in 114 locations with PT Siemens Indonesia
      On September 27, 2006, the Company entered into a procurement and installation agreement with PT Siemens Indonesia for the PSTN Interface Expansion and Enhancement in 114 locations amounting to Rp.229,900 million. The payment will be made based on the completion in each location which is 100% of lump-sum price for the location. As of December 31, 2006, total purchase commitment amounting Rp.187,144 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(viii)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V with Samsung Consortium
      On October 13, 2006, the Company entered into a procurement and installation agreement with Samsung Consortium for Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) amounting to US$59.9 million plus Rp.94,759 million. Samsung Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp.29,998 million. As of December 31, 2006, total purchase commitment amounting US$59.9 million and Rp.124,757 million.

(ix)	Expansion NSS, BSS and PDN System Project in Regional Division VI with ZTE Consortium
      On November 28, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for Expansion NSS, BSS and PDN System Project in Regional Division VI (Kalimantan) amounting to US$22.5 million plus Rp.57,168 million. ZTE Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp.8,925 million. As of December 31, 2006, total purchase commitment amounting US$22.5 million and Rp.66,093 million.

(x)	Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project with PT Lintas Teknologi Indonesia
      On November 29, 2006, the Company entered into a procurement and installation agreement with PT Lintas Teknologi Indonesia for Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project amounting to Rp.69,795 million. As of December 31, 2006, total purchase commitment amounting Rp.38,305 million.

(xi)	Optical Access Network (“OAN”) Project Batch III in Regional Division IV with Huawei Consortium
      On November 30, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Optical Access Network (OAN) Project Batch III in Regional Division IV (Central Java and Daerah Istimewa Yogyakarta) amounting to US$3.2 million plus Rp.64,776 million. As of December 31, 2006, total purchase commitment amounting US$3.2 million and Rp.64,776 million.

(xii)	Expansion NSS, BSS and PDN System Project in Regional Division II with Huawei Consortium
      On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division II (Jakarta) amounting to US$25.3 million plus Rp.131,045 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp.11,509 million. As of December 31, 2006, total purchase commitment amounting US$25.3 million and Rp.142,554 million.

(xiii)	Expansion NSS, BSS and PDN System Project in Regional Division III with Huawei Consortium
      On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division III (West Java and

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
Banten) amounting to US$9.8 million plus Rp.55,261 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp.4,217 million. As of December 31, 2006, total purchase commitment amounting US$9.8 million and Rp.59,478 million.

(xiv)	Optical Access Network (“OAN”) Project Batch IV in Regional Division VI with Alcatel — Inti Consortium
      On December 18, 2006, the Company entered into a procurement and installation agreement with Alcatel-Inti Consortium for Optical Access Network (OAN) Batch IV in Regional Division VI (Kalimantan) amounting to US$3.7 million plus Rp.70,022 million. As of December 31, 2006, total purchase commitment amounting US$3.7 million and Rp.70,022 million.

(xv)	Optical Access Network (“OAN”) Project Batch I in Regional Divison I and III with Opnet-Olexindo Consortium
      On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet — Olexindo Consortium for OAN Project Batch I in Regional Division I and III amounting to US$3.0 million and Rp.67,288 million. As of December 31, 2006, total purchase commitment amounting to US$3.0 million and Rp.67,288 million.

(xvi)	Optical Access Network (“OAN”) Project Batch II in Regional Division II with Opnet-Olexindo Consortium
      On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet-Olexindo Consortium for OAN Project Batch II in Regional Division II (Jakarta) amounting to US$4.0 million plus Rp.61,355 million. As of December 31, 2006, total purchase commitment amounting to US$4.0 million and Rp.61,355 million.

(xvii)	Ring JDCS (Jember-Denpasar Cable System) with ZTE Consortium.
      On December 29, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for ring JDCS (Jember-Denpasar Cable System) amounting to US$10.2 million and Rp.16,136 million. As of December 31, 2006, total purchase commitment amounting US$10.2 million and Rp.16.136 million.

b.	Borrowings and other credit facilities
      (i) Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The borrowing facility expires in December 2006 and has been rolled over up to December 2007. Under the facility, at December 31, 2006, Telkomsel has issued bank guarantees totaling Rp.120 billion (equivalent to US$13.3 million). The bank guarantees consists of guarantees for the import facility and 3G performance bond (Note 51c(ii)) amounting to Rp.100 billion and Rp.20 billion, respectively. Borrowings under the facility bear interest at SIBOR plus 2% per annum (US$), and at a rate equal to the three-month Bank Indonesia certificate plus 2% per annum (Rupiah); for other currencies the interest rate is based on the bank cost of funds plus 2%. As of December 31, 2005 and 2006, there were no outstanding loans under this facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      (ii) Telkomsel has not collateralized any of its assets for its bank borrowings or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Management of Telkomsel is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

c.	Others

(i)	Employee Benefits
      On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide Long Service Leave and Post Retirement Insurance to its employees. Those benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date of this report. Accordingly, it is not possible to determine the amount of the benefits as of December 31, 2006.

(ii)	3G License
      With reference to Decision Letter No. 07/ PER/ M.KOMINFO/2/2006 of the Minister of Communication and Information Technology, as one of the successful bidders, Telkomsel amongst other requirements, is required to:

1. Pay an annual right of usage (BHP) fee which is determined based on a certain formula over the license term of 10 years. The BHP for the first year was paid in March 2006. The commitments as of December 31, 2006 arising from the BHP up to the expiry period of the license using the formula set forth in the decision letter are as follow:

Radio Frequency Usage
Year	BI Rates (%)	Index (multiplier)	Tariff

1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes:
Ri	= average Bank Indonesia rate from previous year
HL (auction price)	= Rp. 160 billion
Index	= adjustment to the bidding price for respective year

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the Directorate General of Post and Telecommunication.

2. Provide roaming access for the existing 3G operators

3. Contribute to USO development

4. Construct a 3G network which cover at least the following provinces:

Minimum number
Year	of provinces

1	2
2	5
3	8
4	10
5	12
6	14

5. Issue a performance bond each year amounting to Rp.20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher. Such performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned decision letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
52.     CONTINGENCIES
      a. In the ordinary course of business, the Company has been named as a defendant in various legal actions in relation with land disputes, other disputes involving premium call billing and telecommunication billing. Based on management’s estimate of the probable outcomes of these matters, the Company accrued Rp.33,116 million as of December 31, 2005 and 2006.
      b. On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued a verdict with its dictum stating that the Company had breached article 15 verse (3) and article 19 verse a and b of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). As consequences, KPPU has dropped the agreement clauses between the Company and Warung TELKOM (“kiosk”) provider which stated that Warung TELKOM provider can only sell the Company’s telecommunication service and/or product. KPPU subsequently ordered the Company to open the channel of international calls to other international call operators in Warung TELKOM. Pursuant to the KPPU verdict, the Company has filed an objection to District Court of Bandung which then issued a verdict on December 7, 2004 that granted the Company’s objection and dropped the KPPU’s verdict on August 13, 2004. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. On January 15, 2007, the Indonesian Supreme Court issued a verdict which granted the KPPU’s appeal and dropped the verdict of District Court of Bandung. The Company believes that there is no significant losing revenue impact.
      c. In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of the consolidated financial statements, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.
      A former Director of Human Resources and an employee of the Company were indicted under the anti-corruption law in Bandung District Court relating to allegations of misuse of authority in producing consultancy services resulting in losses of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and given Rp.50 million for penalty. The defendant have filed and appeal with the West Java High Court objecting to the District Court ruling. As of the date of the consolidated financial statements, no decision has been reached on appeal.
      On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of the consolidated financial statements, the District Courts have not issued their verdicts.
      The Company does not believe that any subsequent investigation or court decision will have significant financial impact to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.     ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
      The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2005		2006

	Foreign	Rupiah	Foreign	Rupiah
	Currencies	Equivalent	Currencies	Equivalent

	(in millions)		(in millions)
Assets
Cash and cash equivalents
U.S. Dollar	81.96	805,489	159.59	1,443,160
Euro	59.14	689,472	71.30	845,448
Japanese Yen	—	—	1.95	148
Trade receivables
Related parties
U.S. Dollar	1.64	16,112	0.93	8,327
Third parties
U.S. Dollar	19.46	191,199	40.10	360,420
Other receivables
U.S. Dollar	0.30	2,910	0.56	5,077
Euro	0.01	88	0.03	402
Great Britain Poundsterling	—	—	—	37
Other current assets
U.S. Dollar	13.63	133,926	0.10	937
Advances and other non-current assets
U.S. Dollar	2.25	22,162	3.59	32,314
Escrow accounts
U.S. Dollar	12.89	126,128	—	—

Total assets		1,987,486		2,696,270

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005		2006

	Foreign	Rupiah	Foreign	Rupiah
	Currencies	Equivalent	Currencies	Equivalent

	(in millions)		(in millions)
Liabilities
Trade payables
Related parties
U.S. Dollar	15.09	148,423	0.28	2,501
Singapore Dollar	—	—	—	20
Third parties
U.S. Dollar	125.40	1,233,050	28.58	257,495
Euro	68.30	796,343	1.55	18,377
Japanese Yen	66.03	5,508	—	—
Singapore Dollar	0.01	33	0.41	2,411
Great Britain Pound Sterling	—	14	0.04	630
Myanmar Kyat	—	—	—	12
Other payables
U.S. Dollar	—	—	0.06	573
Great Britain Pound Sterling	—	—	—	2
Accrued expenses
U.S. Dollar	21.01	206,639	199.18	1,793,609
Euro	8.79	102,509	104.61	1,239,946
Japanese Yen	52.85	4,433	74.13	5,610
Singapore Dollar	0.42	2,497	0.35	2,039
Advances from customers and suppliers U.S. Dollar	0.15	1,474	—	—
Current maturities of long-term liabilities
U.S. Dollar	150.43	1,479,401	142.84	1,286,306
Euro	14.67	171,087	14.68	173,996
Japanese Yen	1,142.91	95,876	1,142.91	86,496
Long-term liabilities
U.S. Dollar	662.39	6,514,501	523.76	4,716,467
Euro	22.01	256,631	7.34	86,998
Japanese Yen	14,384.68	1,206,700	13,241.77	1,002,137

Total liabilities		12,225,119		10,675,625

Net liabilities		(10,237,633)		(7,979,355)

      The Company and subsidiaries’ activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The Company and subsidiaries’ overall risk management program focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placement and hedging to cover foreign currency risk exposure for the time range of 3 up to 12 months.
54.     SUBSEQUENT EVENT
      a. On February 2, 2007, Jakarta and the area of Regional Division II (Jakarta) were massively flooded. At the date of issuance of these consolidated financial statements, the Company and subsidiaries are still calculating loss resulting from that catastrophe. The damaged telecommunication infrastructures have been covered by insurance.
      b. On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and approved by Ministry of Justice and Human Rights in its decision letter No. W8-00573.HT.01.04-TH.2007 in relation to the amendment of the Company’s Articles of Association, the name of PT Aria West International, a subsidiary, has been changed to PT Telekomunikasi Indonesia International. At the same time, its business operation has been expanded to include international businesses. All changes have been approved by Capital Investment Coordinating Board in its decision letter No. 20/ III/ PMDN/2007 dated March 1, 2007.
      c. On April 27, 2007, the Company became a member of Asia-America Gateway (AAG) consortium by signing Construction and Maintenance Agreement (C&MA) and Supply Contract with AAG. AAG is an undersea cable consortium comprising 19 companies. The Company paid US$30 million to be the part of AAG consortium. Through AAG, the Company will acquire 30 Gbps international bandwith at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States.
      d. On June 15, 2007, Telkomsel entered into loan agreements with Bank Central Asia Tbk, Bank Negara Indonesia Tbk and Bank Mandiri Tbk with total facilities of Rp2,400 billion which consists of short-term loans and medium term loans. Subsequently, on the same date, Telkomsel entered into a loan agreement with Bank Rakyat Indonesia Tbk for a medium term loan facility of Rp400 billion. The short term loans are repayable in 3 (three) equal quarterly installments beginning 3 (three) months after the end of availability period (the earlier of 3 (three) months after the date of agreements and the date on which the facilities have been fully drawn). The medium-term loans are repayable in 5 (five) equal semi-annual installments; the first installment shall be due 6 (six) months after the end of the availability period (the earlier of 12 (twelve) months after the date of the agreements and the date on which the facilities have been fully drawn). The loans bear interest at rate equal to the average rate for three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears.
      e. On June 12, 2007, the Company has initiated a compensation plan to its fixed wireless’ customers related to the Government’s decision of frequency migration. Currently, the Company is registering its customers in Regional Division II and III to identify the number of customers whom should be compensated upon the date of the frequency migration. Subsequently, the Company is considering the compensation form to its customers.
      f. On June 22, 2007, Telkomsel held an Annual General Meeting of Shareholders that approved a change in the composition of Telkomsel’s Board of Commissioners and the Board of Directors and cash dividends of Rp9,505 billion that represents 85% of 2006 Telkomsel’s net income. The 35% of declared dividend should be paid to Singtel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.     RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA
      PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) gives guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This Standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). PSAK 50 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 50 (Revised 2006) will have material effect on the Company’s consolidated financial statements.
      PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivatives Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. PSAK 55 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 55 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

56.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA
      The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated statements of cash flows together with the reconciliation in Note 57 comply with SFAS 95 “Statement of Cash Flows”. A description of the differences and their effects on net income and stockholders’ equity are set forth below:

(1) Description of differences between Indonesian GAAP and U.S. GAAP

a. Voluntary Termination Benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b. Foreign Exchange Differences Capitalized to Assets under Construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income.

c. Interest Capitalized on Assets under Construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e., a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly to current operations.

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

Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the revenue-sharing arrangements is recorded as interest expense with the balance treated as a reduction of the obligation under revenue-sharing arrangements.

e. Employee Benefits

As of January 1, 2005, the Company and its subsidiaries adopted PSAK 24R in accounting for the costs of pension benefit, post-retirement health care benefit and long service awards for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions retrospectively as of January 1, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The differences between the accounting by the Company and its subsidiaries for the pension benefit and post-retirement health care benefit under Indonesian GAAP and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows:

i. Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

ii. Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” on January 1, 1992 and January 1, 1995, respectively, are deferred and amortized systematically over the estimated remaining service period for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.

Under Indonesian GAAP, recognition of a minimum liability for the pension plans is not required. Under U.S. GAAP, for the years ended December 31, 2004 and 2005, the Company and its subsidiaries were required to recognize an additional minimum liability when the accumulated benefits obligation exceeded the fair value of the plan assets with the equal amount recognized as an intangible asset, provided that the asset recognized did not exceed the amount of unrecognized prior service cost. If the additional liability required to be recognized exceeded unrecognized prior service cost, the excess was reported in other comprehensive income, net of tax.

In addition, there is a difference between the accounting by the Company for certain benefits under long service awards under Indonesian GAAP and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006. Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. The amortized amount is recorded as a component of net periodic benefit cost for the year. Under U.S. GAAP, the obligation for the accumulating post-retirement benefits is measured in accordance with the guidance in SFAS 87, as permitted by SFAS 112 “Employers’ Accounting for Post-employment Benefits”. The prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

In September 2006, the FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132R”. The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective as of the end of the year ended after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 as of the end of the year ended December 31, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

SFAS 158 does not change the determination of net periodic benefit costs under SFAS 87, SFAS 106 and SFAS 112. The impacts of the adoption of SFAS 158 as of the end of the year ended 31 December 2006 are as follow:

i. The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as a net pension liability on the balance sheet. This is similar to the Indonesian GAAP requirements.

ii. On adoption of SFAS 158, the unrecognised actuarial losses, prior service costs, and transition obligations were recognised, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortised and reported as a component of net periodic benefit cost in the consolidated statement of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.

f. Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of its associated companies based on those associated companies’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of those associated companies.

g. Land Rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as collateral for borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

h. Revenue Recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenue when connection takes place (for postpaid service). Sales of starter packs are recognized as revenue upon delivery to distributors, dealers, or customers (for prepaid services). Installation fees for wire line services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships. Revenues from calling cards are recognized upon usage or expiration.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

i. Amortisation of Goodwill

Under Indonesian GAAP, goodwill is amortized over a period not exceeding 20 years.

Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.

j. Capital Leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

k. Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the remaining 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell its 9.68% interest to the Company under those same terms. The fixed price of the call equaled the fixed price of the put option. Under U.S. GAAP, the Company accounted for the option contracts on a combined basis together with the minority interest and as a financing arrangement for the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004, the Company exercised the call option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest. In addition, the option price paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% interest in Dayamitra only on December 14, 2004 following the exercise of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the timing and amounts of the purchase consideration recognized under Indonesian GAAP and U.S. GAAP.

l. Asset Retirement Obligations

Under Indonesian GAAP, costs associated with the retirement of long-lived assets that the Company and its subsidiaries must cover by law as a result from the acquisition, construction,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

development and/or the normal operation of long-lived assets are charged to the consolidated statement of income as incurred.

Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of the acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing their contractual agreements to determine whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute and ordinance, or by legal construction of a contract under the doctrine of promissory estoppel. A present value technique is used to estimate the fair value of the obligations. The cash flows used in the estimates of fair value have incorporated the assumptions relating to the timing and the amount of the possible cash flows. Accretion expense resulting from the passage of time is recognized in the consolidated statement of income. In subsequent periods, changes resulting from the revisions to the timing and the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in (a) the carrying amount of the liability, and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

m. Deferred Income Taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of its equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments.

n. Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

Through the year ended December 31, 2004, there were no impairment charges recognized by the Company or its subsidiaries. In 2005, the Company recognized impairment charges on BSS equipment which are part of transmission installation and equipment of fixed wireless assets. The sum of the expected future cash flows (undiscounted and without interest charges) relating to these impaired assets was less than their carrying amount. Therefore, for U.S. GAAP reporting purposes,

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

these assets were written down to their estimated fair value based on their discounted estimated future cash flows. The estimated fair value of the impaired assets determined under U.S. GAAP was the same as that determined under Indonesian GAAP and accordingly, there were no differences between Indonesian GAAP and U.S. GAAP.

o. Gains (Losses) on Disposals of Property, Plant and Equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as a component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2004, 2005 and 2006, the operating income would have been higher (lower) by (Rp.26,089) million, Rp.46,193 million, and (Rp.47,983) million, respectively, and other income (expenses) would have been lower (higher) by the same amounts due to the inclusion of the gains (losses) on disposals of property, plant and equipment in the determination of operating income.

p. Reclassification of Difference in Value of Restructuring Transactions between Entities under Common Control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer existed as of January 1, 2005.

Under U.S. GAAP, the difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.

q. Available-For-Sale Securities

Under Indonesian GAAP, available-for-sale securities are carried at fair value and changes in fair value are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under stockholders’ equity section.

Under U.S. GAAP, available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of other comprehensive income under stockholders’ equity section.

r. Cumulative Translation Adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in other comprehensive income under stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

s. Amendment and Restatement of the Joint Operation Scheme in Regional Division VII

As discussed in Note 5e, the Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the fair value of the unearned income relating to the revenue-sharing arrangements was deemed to be equal to the fair value of the property, plant and equipment under those revenue-sharing arrangements based on the accounting treatment of revenue sharing agreements under Indonesian GAAP. Under U.S. GAAP, the fair value of the obligation under the revenue-sharing arrangements has been determined to be Rp.473,754 million based on the present value of the estimated future payments to BSI’s business partners under the revenue-sharing arrangements.

Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable asset acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP. For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under EITF 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(2) The significant adjustments to the consolidated net income for the years ended December 31, 2004, 2005 and 2006 and to the consolidated stockholders’ equity as of December 31, 2005 and 2006 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2004	2005	2006

Net income according to the consolidated statements of income prepared under Indonesian GAAP			6,614,568	7,993,566	11,005,577

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a	)	—	—	1,461,149
Capitalization of foreign exchange losses, net of related depreciation of Rp.75,870 million, Rp.77,010 million and Rp.79,178 million, respectively	(b	)	1,587	77,010	79,178
Interest capitalized on assets under construction, net of related depreciation of Rp.13,392 million, Rp.17,275 million and Rp.23,270 million, respectively	(c	)	26,802	23,825	73,934
Revenue-sharing arrangements	(d	)	155,369	69,173	58,545
Pension	(e	)	(148,517)	(104,877)	(95,788)
Post-retirement health care	(e	)	(75,964)	(104,466)	(101,205)
Long service awards	(e	)	(122,462)	(90,933)	201,345
Equity in net income (loss) of associated companies	(f	)	(177)	(192)	(223)
Amortization of land rights	(g	)	(13,907)	(4,881)	(16,947)
Revenue recognition	(h	)	54,159	5,046	(4,547)
Amortization of goodwill	(i	)	21,270	21,270	8,858
Capital leases	(j	)	(3,435)	(47,524)	(27,580)
Adjustment for consolidation of Dayamitra	(k	)	(72,361)	5,084	11,127
Asset retirement obligations	(1)		(848)	(848)	(11,255)
Amendment and restatement of the Joint Operation Scheme in Regional Division VII	(s	)	—	—	4,479
Deferred income tax:
Deferred income tax on equity method investments	(m	)	(11,234)	(3,206)	2,053
Deferred income tax effect on U.S. GAAP adjustments			61,742	18,288	(520,693)

			(127,976)	(137,231)	1,122,430
Minority interest			(18,019)	(16,244)	(16,559)

Net adjustments			(145,995)	(153,475)	1,105,871

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	Note	2004	2005	2006

Net income in accordance with U.S. GAAP		6,468,573	7,840,091	12,111,448

Net income per share — in full Rupiah amount		320.86	388.89	602.12

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)		12,834.47	15,555.74	24,085.00

	Note		2005	2006

Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP			23,292,401	28,068,689

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a	)	—	1,461,149
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(471,876)	(392,698)
Interest capitalized on assets under construction — net of related depreciation	(c	)	152,439	226,373
Revenue-sharing arrangements	(d	)	(223,154)	(164,609)
Pension	(e	)	1,851,509	(115,601)
Post-retirement health care	(e	)	1,038,095	(1,786,355)
Long service awards	(e	)	(213,395)	(234,052)
Equity in net income (loss) of associated companies	(f	)	(18,621)	(18,844)
Amortization of land rights	(g	)	(83,999)	(100,946)
Revenue recognition	(h	)	(709,343)	(713,890)
Amortization of goodwill	(i	)	85,079	93,937
Capital leases	(j	)	(29,836)	(57,416)
Adjustment for consolidation of Dayamitra	(k	)	(56,644)	(45,517)
Asset retirement obligations	(l	)	(2,544)	(13,799)
Amendment and restatement of the Joint Operation Scheme in Regional Division VII	(s	)	—	4,479
Deferred income tax:
Deferred income tax on equity method investments	(m	)	35,040	38,768
Deferred income tax effect on U.S. GAAP adjustments			(66,182)	39,180

			1,286,568	(1,779,841)
Minority interest			(10,481)	19,724

Net adjustments			1,276,087	(1,760,117)

Stockholders’ equity in accordance with U.S. GAAP			24,568,488	26,308,572

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The changes in stockholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006

Stockholders’ equity at beginning of year	16,284,692	19,570,912	24,568,488
Changes during the year:
Net income under U.S. GAAP	6,468,573	7,840,091	12,111,448
Dividends	(3,186,991)	(2,921,227)	(5,371,107)
Accumulated other comprehensive income, net of tax	4,638	(11,288)	(4,138,046)
Compensation for early termination of exclusive rights	—	90,000	90,000
Treasury stock	—	—	(952,211)

Stockholders’ equity at end of period	19,570,912	24,568,488	26,308,572

      With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2005	2006

Consolidated balance sheets
Current assets	10,952,600	14,639,334
Non-current assets	52,527,929	61,495,104

Total assets	63,480,529	76,134,438

Current liabilities	13,796,402	19,682,445
Non-current liabilities	18,799,964	21,976,058

Total liabilities	32,596,366	41,658,503

Minority interest in net assets of subsidiaries	6,315,675	8,167,363
Stockholders’ equity	24,568,488	26,308,572

Total liabilities and stockholders’ equity	63,480,529	76,134,438

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

(3) Additional financial statement disclosures required by U.S. GAAP and U.S. SEC

a. Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2004	2005	2006

Consolidated income before tax in accordance with U.S. GAAP	12,570,911	16,089,111	23,634,675
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	3,771,273	4,826,733	7,090,402

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement health care benefit cost	139,834	169,534	200,841
Amortization of discount on promissory notes and other borrowing costs	136,994	62,132	13,882
Tax penalty	1,941	24,155	25,288
Employee benefits	24,719	18,618	28,931
Permanent differences of the KSO Units	17,213	17,458	39,544
Income which was already subject to final tax	(30,743)	(68,336)	(137,915)
Adjustment to deferred tax liability in relation with property, plant, and equipment	—	—	131,664
Others	66,787	118,511	165,929

Total	356,745	342,072	468,164

Income tax expense in accordance with U.S. GAAP	4,128,018	5,168,805	7,558,566

For the year ended December 31, 2004, 2005 and 2006, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2005	2006

Deferred tax assets
Current
Unearned income	38,706	37,943
Allowance for doubtful accounts	248,260	298,797
Allowance for inventories obsolescence	13,884	14,212
Tax losses carried forwards	123,309	—
Accrued expense	63,002	124,536
Deferred consideration for business combinations	159,411	260,596
Others	58,783	6,697

	705,355	742,781

Non-current
Unearned income	179,660	176,225
Long-term investments	41,706	38,768
Deferred consideration for business combinations	785,992	1,006,149
Accrued long service awards	225,454	247,235
Accrued pension and other post-retirement benefits costs	—	344,750
Others	50,881	45,854

	1,283,693	1,858,981

Total deferred tax assets (before offset)	1,989,048	2,601,762

Deferred tax liabilities
Current
Prepaid expenses	(38,096)	(65,301)

Non-current
Property, plant and equipment	(2,882,932)	(3,908,247)
Intangible assets	(1,327,225)	(1,186,358)
Prepaid pension benefit costs	(163,747)	—

	(4,373,904)	(5,094,605)

Total deferred tax liabilities (before offset)	(4,412,000)	(5,159,906)

Net deferred tax liabilities
presented after offset in the consolidated balance sheets as follows:
Current deferred tax assets	628,553	678,070
Current deferred tax liabilities	—	(590)
Non-current deferred tax assets	—	6,171
Non-current deferred tax liabilities	(3,051,505)	(3,241,795)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

As of the end of the year ended December 31, 2006, the Company and its subsidiaries adopted SFAS 158 and recognized deferred tax assets arising from the transition obligations, the prior service costs and the actuarial losses totaling Rp.606,015 million directly in the accumulated other comprehensive income.

Deferred tax assets relating to deferred consideration for business combinations have arisen due to the tax deductions that could be claimed on the fixed monthly payments to MGTI and BSI for corporate income tax calculation.

b. Fair Values of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

Short-term bank loans

The carrying amounts approximate fair values because of the short-term nature of the financial liabilities.

Long-term liabilities

The fair values of long-term liabilities other than bonds and guaranteed notes are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

The fair values of bonds and guaranteed notes are based on market prices at the balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The estimated fair values of the Company’s and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying
	Amount	Fair Value

2005
Cash and cash equivalents	5,374,684	5,374,684
Temporary investments	22,064	22,064
Short-term bank loans	173,800	173,800
Long-term liabilities:
Two-step loans	5,329,477	5,001,102
Bonds	991,850	1,031,040
Medium-term notes	609,329	582,220
Bank loans	2,386,646	2,267,269
Deferred consideration for business combinations	3,990,353	4,162,814
2006
Cash and cash equivalents	8,315,836	8,315,836
Temporary investments	84,492	84,492
Short-term bank loans	687,990	687,990
Long-term liabilities:
Two-step loans	4,476,613	4,160,725
Bonds	997,137	1,027,305
Medium-term notes	464,819	460,316
Bank loans	4,845,048	4,765,933
Deferred consideration for business combinations	4,591,177	4,695,899

The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

i. Fair values presented do not take into consideration the effect of future currency fluctuations.

ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

c. Comprehensive Income

	2004	2005	2006

Net income under U.S. GAAP	6,468,573	7,840,091	12,111,448
Unrealized holding gain (loss) on available-for-sale securities	884	(1,632)	9,613
Foreign currency translation adjustments of associated companies, net of tax of Rp.l,609 million, Rp.l,097 million and (Rp.l,675) million in 2004, 2005 and 2006, respectively	3,754	2,560	(3,909)
Minimum pension liability adjustments, net of tax of Rp. nil, Rp.5,235 million and Rp. nil in 2004, 2005 and 2006, respectively	—	(12,216)	—

	6,473,211	7,828,803	12,117,152

The components of accumulated other comprehensive income are as follow:

	2004	2005	2006

Unrealized holding gain (loss) on available-for-sale securities	884	(748)	8,865
Foreign currency translation adjustments of associated companies	160,716	163,276	159,367
Minimum pension liability adjustments	—	(12,216)	—
Adjustments arising from the SFAS 158 adoption:
Transition obligations	—	—	(241,301)
Prior service costs	—	—	(1,055,840)
Actuarial losses	—	—	(2,858,825)

	161,600	150,312	(3,987,734)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

d. Employee Benefits

The Company

The disclosures under SFAS 132 (Revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” and SFAS 106 are as follows:

	Pension			Health Care

	2004	2005	2006	2004	2005	2006

Components of Net Periodic Benefit Cost
Service cost	137,264	138,117	187,960	76,163	87,636	107,513
Interest cost	740,494	789,830	768,586	411,110	507,994	605,573
Expected return on plan assets	(436,672)	(533,333)	(677,602)	(61,084)	(103,498)	(145,264)
Amortization of prior service cost (gain)	201,265	201,265	201,265	(367)	(367)	(367)
Recognized actuarial loss (gain)	57,641	21,244	—	52,006	88,589	121,986
Amortization of transition obligation	28,634	28,634	28,634	24,325	24,325	24,325

Net periodic benefit cost	728,626	645,757	508,843	502,153	604,679	713,766
Amounts charged to KSO Units under contractual agreement	(16,369)	(18,660)	(16,159)	(9,913)	(11,627)	(7,812)

Total net periodic benefit cost less amounts charged to KSO Units	712,257	627,097	492,684	492,240	593,052	705,954

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
      The following table presents the changes in the benefit obligations, the changes in the plan assets, the funded status of the plan and the prepaid or accrued cost amounts recognized in the Company’s U.S. GAAP balance sheets as of December 31, 2005 and 2006:

	Pension		Health Care

	2005	2006	2005	2006

Change in benefit obligation
Benefit obligation at beginning of year	7,315,182	7,140,100	4,681,005	5,574,489
Service cost	138,117	187,960	87,636	107,513
Interest cost	789,830	768,586	507,994	605,573
Plan participants’ contributions	41,371	43,918	—	—
Actuarial (gain) loss	(794,180)	306,254	423,833	850,037
Benefits paid	(350,220)	(325,437)	(125,979)	(152,269)

Benefit obligation at end of year	7,140,100	8,121,381	5,574,489	6,985,343

Change in plan assets
Fair value of plan assets at beginning of year	4,884,523	5,429,954	1,138,768	1,493,897
Actual return on plan assets	155,754	1,368,816	45,209	196,778
Employer contributions	698,526	693,498	435,899	714,854
Plan participants’ contributions	41,371	43,918	—	—
Benefits paid	(350,220)	(325,437)	(125,979)	(152,269)

Fair value of plan assets at end of year	5,429,954	7,210,749	1,493,897	2,253,260

Funded status	(1,710,146)	(910,632)	(4,080,592)	(4,732,083)
Unrecognized prior service cost (gain)	1,660,300	—	(1,199)	—
Unrecognized net actuarial loss	536,918	—	1,852,943	—
Unrecognized net transition obligation	91,623	—	218,924	—

Prepaid (accrued) cost	578,695	(910,632)	(2,009,924)	(4,732,083)

      As of December 31, 2006, the accrued cost amounts recognized for pension and health care benefits of Rp.910,632 million and Rp.4,732,083 million, respectively, consisted of non-current portions only. The accumulated benefit obligation of the Company’s defined benefit pension plan was Rp.4,829,227 million as of December 31, 2005.
      The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31 for each of the years.

The assumptions used by the independent actuary to determine the benefit obligation of the plans as of December 31, 2005 and 2006 were as follows:

	Pension		Health Care

	2005	2006	2005	2006

Discount rate	11%	10.5%	11%	10.5%
Rate of compensation increase	8.8%	8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The assumption used by the independent actuary to determine the net periodic benefit cost of the plans for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Pension			Health Care

	2004	2005	2006	2004	2005	2006

Discount rate	11%	11%	10.5%	11%	11%	10.5%
Expected long-term return on plan assets	11%	10.5%	12.0%	11%	8%	8.5%
Rate of compensation increase	8%	8%	8%	—	—	—

Future health care cost trend rates at December 31, 2004, 2005 and 2006 were assumed as follows:

	2004	2005	2006

Health care cost trend assumed for next year	12%	9%	12%
Ultimate health care cost trend rate	8%	9%	8%
Year that the rate reaches the ultimate trend rate	2007	2006	2011

The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2004, 2005 and 2006 were prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by an independent actuary.

The discount rates were based on the Government Bond yields. The rates of compensation increase assumed were based on the long-term inflation rates in the order of between 6% and 7%. The expected long-term returns on the plan assets were based on the average rate of earnings expected on the funds invested or to be invested.

Assumed future health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed future health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	174,413	(137,032)
Effect on post-retirement benefit obligation	1,342,138	(1,058,800)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The investment policies established by management for the pension plan require a minimum of 95% of the fund to be invested in the following asset types and a minimum overall rate of return of 10%;

Based on Percentage
of Fund Invested

Time deposits	Up to 100%
Deposits on call	Up to 100%
Certificates of deposit	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Unlisted shares and debt securities	Up to 20%
Real estate	Up to 15%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 100%
Securities by the Indonesian Government	Up to 75%

The weighted average asset allocations of the Company’s pension plan at December 31, 2005 and 2006, by asset category, were as follows:

	Plan Assets
	as of
	December 31

Asset Category	2005	2006

Debt securities	75%	74%
Deposit securities	7%	4%
Equity securities	11%	18%
Real estate	1%	1%
Others	6%	3%

Total	100%	100%

Equity securities included the Company’s common stock in the amounts of Rp.l24,189 million (2.3 percent of the total plan assets) and Rp.238,495 million (3.3 percent of the total plan assets) at December 31, 2005 and 2006, respectively.

Debt securities included the Company’s bonds in the amounts of Rp.223,736 million (4.1 percent of the total plan assets) and Rp.217,531 million (3 percent of the total plan assets) at December 31, 2005 and 2006, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Management has established investment policies for the health care benefit plan which require a minimum of 95% of the fund to be invested in the following asset types:

Based on
Percentage of Fund Invested

Time deposits	Up to 100%
Deposits on call	Up to 100%
Listed shares	Not exceeding 50%
Listed debt securities	Not exceeding 50%
Mutual funds	Not exceeding 50%
Certificates by Bank Indonesia	Up to 50%
Securities by the Indonesian Government	Not exceeding 75%

The weighted average asset allocations of the Company’s post-retirement health care plan at December 31, 2005 and 2006, by asset category, were as follows:

	Plan Assets
	as of
	December 31

Asset Category	2005	2006

Deposit securities	60%	18%
Debt securities	31%	30%
Equity securities	4%	1%
Mutual fund	4%	32%
Others	1%	19%

Total	100%	100%

Debt securities included the Company’s medium-term notes and bonds in the amounts of Rp.232,394 million (15.6 percent of the total plan assets) and Rp.l83,700 million (8.1 percent of the total plan assets) at December 31, 2005 and 2006, respectively.

Equity securities include the Company’s stocks amounting to Rp.7,548 million (0.33 percent of the total plan assets) at December 31, 2006 (December 31, 2005: Rp. nil).

Contributions

The Company expected to contribute Rp.700,161 million to its defined benefit pension plan and Rp.900,000 million to its post-retirement health care plan during 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Telkomsel

Pension plan

	2004	2005	2006

Service cost	6,300	12,901	25,432
Interest cost	5,199	8,412	18,900
Expected return on plan assets	(824)	(832)	(2,126)
Amortization of prior service cost	125	24	24
Recognized actuarial loss	1,157	1,920	6,080
Amortization of transition obligation	458	458	458

Net periodic benefit cost	12,415	22,883	48,768

The following table presents the changes in the benefit obligations, the changes in the plan assets, the funded status of the plan and the accrued cost amounts recognized in Telkomsel’s U.S. GAAP balance sheets as of December 31, 2005 and 2006

	2005	2006

Change in benefit obligation
Benefit obligation at beginning of year	59,145	173,680
Service cost	12,901	25,432
Interest cost	8,412	18,900
Actuarial loss	96,151	51,056
Benefits paid	(2,929)	(3,732)

Benefit obligation at end of year	173,680	265,336

Change in plan assets
Fair value of plan assets at beginning of year	11,182	20,971
Actual return on plan assets	(2,210)	(18,792)
Employer contributions	14,928	29,731
Benefits paid	(2,929)	(2,006)

Fair value of plan assets at end of year	20,971	29,904

Funded status	(152,709)	(235,432)
Unrecognized prior service cost	274	—
Unrecognized net actuarial loss	120,725	—
Unrecognized transition obligation	6,190	—

Accrued cost	(25,520)	(235,432)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

As of December 31, 2005, Telkomsel recognized an additional minimum pension liability as follows:

2005

Accumulated benefit obligation	70,406
Fair value of plan assets	(20,971)

Unfunded accumulated benefits (required minimum liability)	49,435
Accrued pension cost	(25,520)

Additional liability under US GAAP	23,915
Intangible assets	6,464

Other comprehensive income	17,451

As of December 31, 2006, the accrued cost amount recognized for pension benefits of Rp235,432 million consisted of non-current portion only.

The actuarial calculation for the pension plan was prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.

The assumptions used by the independent actuary to determine the benefit obligation of the plan as of 31 December 31, 2005 and 2006 were as follows:

	2005	2006

Discount rate	11%	10.5%
Rate of compensation increase	8%	8%

The assumptions used by the independent actuary to determine the net periodic pension cost of the plan for the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	9%	9%	8%

Telkomsel’s pension plan is managed by PT Asuransi Jiwasraya, a state owned insurance company (see Notes 43).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

Expected Future Benefit Payments

The expected benefit payments by TELKOM and its subsidiaries are as follows:

	Pension	Health Care

2007	339,742	179,510
2008	403,002	203,823
2009	484,607	234,110
2010	578,307	267,492
2011	658,813	302,419
2012-2016	4,374,074	2,116,311

Adoption of SFAS 158

The incremental effects of adopting the provision of SFAS 158 as of December 31, 2006 are presented in the following table. This adoption had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior periods presented and it will not affect the Company’s operating result in the future.

	Prior to Adopting	Effect of Adopting	December 31, 2006
	SFAS 158	SFAS 158	as Reported

Prepaid (accrued) pension cost	702,653	(1,864,859)	(1,162,206)
Accrued post retirement healthcare	(2,008,838)	(2,723,246)	(4,732,084)
Accrued long service awards	(602,112)	(222,002)	(824,114)
Deferred tax assets (liabilities)	(30,162)	606,015	575,853
Intangible asset	6,464	(6,464)	—
Minority interest	—	66,806	66,806
Accumulated other comprehensive income	12,216	4,143,750	4,155,966

The amounts recognized in accumulated other comprehensive income at December 31, 2006 consisted of:

		Post-
		Retirement
	Pension	Health	Long Service
	Benefit	Care	Awards	Total	Deferred Tax	Net of Tax

Transition obligations	66,715	194,599	—	261,314	20,013	241,301
Prior service costs	1,459,198	(833)	50,335	1,508,700	452,860	1,055,840
Actuarial losses	296,054	2,529,480	171,667	2,997,201	138,376	2,858,825

Total	1,821,967	2,723,246	222,002	4,767,215	611,249	4,155,966

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

The transition obligations, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2006 and expected to be recognized in net periodic costs for the year ending December 31, 2007 are as follows:

		Post-
		Retirement	Long Service
	Pension	Healthcare	Awards	Total

Transition obligations	28,932	24,325	—	53,257
Prior service costs	201,281	(367)	6,892	207,806
Actuarial losses	6,013	183,645	12,625	202,283

Gross before taxes	236,226	207,603	19,517	463,346

Deferred taxes	(70,868)	—	(5,855)	(76,723)

Net of taxes	165,358	207,603	13,662	386,623

e. Operating lease

For the years ended December 31, 2004, 2005 and 2006, the Company and its subsidiaries recorded operating lease expenses for land and building, vehicle and office equipment totalling to Rp.710,569 million, Rp.551,882 million and Rp.729,839 million, respectively.

Telkomsel entered into a non-cancelable office lease agreement up to 2008. The minimum lease payment for 2007 and 2008 amounting US$5.2 million (equivalent to Rp.46,989 million) for each year.

f. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” which establishes a framework for measuring fair value in US GAAP. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant attribute. SFAS 157 shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and for an interim period within that fiscal year. The Company is currently evaluating what effect, if any, the adoption of SFAS 157 will have on the Company’s consolidated financial statements.

SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115”. In February 2007, the FASB issued SFAS 159. Under the provisions of SFAS 159, companies may choose to account for financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 shall be effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating what effect, if any, the adoption of SFAS 159 will have on the Company’s consolidated financial statements.

In June 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes” and prescribes a recognition threshold and the measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

in interim periods, disclosure, and transition. The requirements in FIN 48 are effective after December 15, 2006. The Company is currently evaluating what effect, if any, the adoption of FIN 48 will have on the Company’s consolidated financial statements.
57. RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES)
      The following table presents the reconciliation of net income to net cash provided by operating activities in accordance with SFAS 95.

	2004	2005	2006

Net income	6,614,568	7,993,566	11,005,577
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	6,438,557	7,570,739	9,178,343
Write-down of assets	—	616,768	58,252
Loss on procurement commitments	—	79,359	—
Interest income	(317,941)	(344,686)	(654,984)
Interest expense	1,270,136	1,177,268	1,286,354
Foreign exchange (gain) loss	1,192,842	420,419	(883,831)
Equity in net income of associated companies	(3,420)	(10,879)	6,619
(Gain) loss on sale of property, plant and equipment	26,089	(46,193)	(9,463)
Insurance proceeds	—	(27,580)	—
Loss on redemption of Telkomsel’s bonds	44,628	19,038	—
Loss on sale of long-term investments	—	—	(22,561)
Amortization of goodwill and other intangible assets	872,330	918,153	944,403
Amortization of unearned income	(93,164)	(149,824)	(159,272)
Amortization of deferred charges	25,751	26,921	28,462
Provision for doubtful accounts and inventory obsolescence	357,096	488,973	458,252
Compensation for early termination of exclusivity right	—	—	90,000
Income tax expense	4,178,526	5,183,887	7,097,202
Minority interest in net income of subsidiaries	1,956,301	3,063,971	3,948,101

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

	2004	2005	2006

Changes in assets and liabilities:
Trade receivables	(670,103)	(706,726)	(353,826)
Other receivables	95,757	(124,746)	46,344
Inventories	(58,329)	(28,211)	6,948
Prepaid expenses	(179,573)	(578,364)	(217,718)
Prepaid taxes	173,189	(1,217)	—
Prepaid pension benefit costs	208	722	—
Trade payables	(47,618)	284,599	405,434
Other payables	(96,022)	1,602	646
Taxes payable	(105,991)	156,089	91,040
Accrued expenses	(65,078)	419,465	1,986,005
Unearned income	266,774	562,719	454,970
Advances from customers and suppliers	(78,028)	(55,343)	(75,245)
Accrued pension and other post-retirement benefit costs	(246,867)	(149,254)	(102,294)
Accrued long service awards	(41,196)	74,683	71,801
Accrued post-retirement health care benefits	(298,341)	64,314	(240,521)
Interest paid	(1,348,919)	(1,200,484)	(1,217,131)
Interest received	321,677	341,848	642,959
Income tax paid	(4,132,359)	(4,938,916)	(7,175,678)

Total adjustment	9,436,912	13,109,114	15,689,611

Net cash provided by operating activities	16,051,480	21,102,680	26,695,188