Form 20-F
period 2007-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2008-05-23
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Series A Dwiwarna Share, par value 250 Rupiah per share	1

Series B Shares, par value 250 Rupiah per share	19,915,258,779
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☑     No ☐
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerate filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
     Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☐     Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☑

*	Investor Relations Unit, Graha Citra Caraka, JI. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.

**	The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

This annual report on Form 20-F incorporates by reference certain information contained in the Annual Report for the financial year ended December 31, 2007, dated May [ ], 2008 (“2007 Annual Report”) furnished on Form 6-K dated May [ ], 2008 (“Report on Form 6-K”). The information that is incorporated herein by reference is set forth below. Information from the 2007 Annual Report furnished in the Report on Form 6-K not referenced below is not incorporated by reference herein.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data
     The information set forth under the headings “Financial Highlights” on pages 4 — 9 and “Exchange Rate Information” on pages 133 — 134 in the 2007 Annual Report furnished in the Report on Form 6-K is incorporated herein by reference.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors
     The information set forth under the headings “Risk Factors” on pages 77 — 84; “Additional Financial Information—Material Litigation” on pages 125 — 126; and “Human Capital—D. Employee Relations Management” on pages 43 — 44 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
     The information set forth under the heading “History of the Company” on pages 3 — 4 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B.	Business Overview
     The information set forth under the headings “TELKOM and its 2007 Operations” on pages 60 — 76 and “Telecommunications Industry Overview” on pages 47 — 59 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C.	Organizational Structure
     The information set forth under the heading “Corporate Data” on pages 173 — 175 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

D.	Property, Plant and Equipment
     The information set forth under the heading “Corporate Data—Property, Plant and Equipment” on page 175 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results
     The information set forth under the heading “Management’s Discussion and Analysis—A. Operating Results Overview” (along with the preceding paragraph) on pages 88 — 110 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B.	Liquidity and Capital Resources
     The information set forth under the heading “Management’s Discussion and Analysis—B. Liquidity and Capital Resources” on pages 110 — 122 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C.	Research and Development and Intellectual Property
     The information set forth under the heading “Management’s Discussion and Analysis—C. Research and Development and Intellectual Property” on page 122 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D.	Trend Information
     The information set forth under the heading “Management’s Discussion and Analysis—D. Trend Information” on page 122 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E.	Off-Balance Sheet Arrangements
     The information set forth under the heading “Management’s Discussion and Analysis—E. Off Balance Sheet Arrangements” on pages 122 — 124 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
F.	Tabular Disclosure of Contractual Obligations
     The information set forth under the heading “Management’s Discussion and Analysis—F. Tabular Disclosure of Contractual Obligations” on page 124 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
     The information set forth under the headings “Managing TELKOM—Profile of the Board of Commissioners” on pages 32 — 33; “—Profile of the Board of Directors” on pages 34 — 35; and “Corporate Governance—Structure of GCG” on pages 143 — 153 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B.	Compensation
     The information set forth under the headings “Corporate Governance—Structure of GCG—D. Compensation” on pages 152 — 153 and “Human Capital—E. Competitive Remuneration” on pages 44 — 45 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C.	Board Practices
     The information set forth under the heading “Corporate Governance—Structure of GCG—B. Directors and Senior Management—6. Board Practices” on pages 150 — 151 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D.	Employees
     The information set forth under the heading “Human Capital—A. Human Resources Profile—1. Number of Employees” on pages 39 — 40 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E.	Share Ownership
The information set forth under the heading “Corporate Governance—Structure of GCG—E. Share Ownership” on page 153 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Stockholders
     The information set forth under the heading “History of the Company—B. Markets—Composition of Share Ownership” on page 15 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B.	Related Party Transactions
     The information set forth under the headings “History of the Company—B. Markets—Relationship with the Government” and “—Related Party Transactions” on pages 16 — 18 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
     The information set forth under the heading “Consolidated Financial Statements” on pages F-1 — F-156 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B.	Significant changes
     The information set forth under the heading “Additional Financial Information—Financial Information—Significant Changes” on page 126 and Note 53 of the Consolidated Financial Statements on pages F-124 — F-125 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and listing details
     The information set forth under the headings “History of the Company—Share Price Information” and “—ADS Price Information” on pages 12 — 13 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B.	Plan of distribution

Not applicable.

C.	Markets
     The information set forth under the heading “History of the Company—B. Markets” on pages 13 — 15 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D.	Selling Stockholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association
     The information set forth under the heading “Additional Financial Information—A. Memorandum and articles of association” on pages 126 — 130 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C.	Material Contracts
     The information set forth under the heading “Additional Financial Information—B. Material contracts” on pages 130 — 132 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D.	Exchange Controls
     The information set forth under the heading “Additional Financial Information—Foreign Exchange Controls” on page 134 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E.	Taxation
     The information set forth under the heading “Taxation” on pages 134 — 137 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display
     The information set forth under the heading “Additional Financial Information—D. Documents on Display” on page 137 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
A.	Disclosure About Market Risk
     The information set forth under the heading “Quantitative and Qualitative Disclosure About Market Risk” on pages 85 — 87 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     There are no defaults, dividend arrearages and delinquencies to which this Item applies. But see the information set forth under the heading “Management’s Discussion and Analysis—B. Liquidity and Capital Resources—Defaults and Waivers of Defaults under TELKOM Debt Facilities” on page 111 for information on covenant defaults for which waivers have been obtained.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
     The information set forth under the heading “Controls and Procedures” on pages 138 — 140 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     The information set forth under the heading “Audit Committee Financial Expert” on page 141 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS
     The information set forth under the heading “Code of Ethics” on page 141 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The information set forth under the heading “Principal Accountant Fees and Services” on page 141 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The information set forth under the heading “Exemptions from the Listing Standards for Audit Committees” on page 142 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The information set forth under the heading “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” on pages 18 — 19 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
PART III

ITEM 17.	FINANCIAL STATEMENTS
     Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
     The financial information is set forth under the heading “Consolidated Financial Statements” on pages F-1 — F-156 in the 2007 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 19.	EXHIBITS
     The following exhibits are filed as part of this annual report:

4.1*	Settlement Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.2*	Credit Agreement between TELKOM and the AriaWest lenders, dated July 31, 2003.
4.3*	First Amendment to the Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated July 31, 2003.
4.4*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of AriaWest, dated May 8, 2002.
4.5*	Conditional Sale and Purchase Agreement between TELKOM and the shareholders of Pramindo, dated April 19, 2002.
4.6*	Cooperation Agreement on the Interconnection between TELKOM’s Fixed Network and Indosat’s Local Fixed Network and the Settlement of the Interconnection Financial Rights and Obligations between TELKOM and Indosat, dated September 3, 2002, including an English translation thereof.
4.7**	Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated October 24, 2002.
4.8+	First Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated December 15, 2003.
4.9**	Agreement on Launch Services of TELKOM-2 Satellite between TELKOM and Arianespace S.A., dated November 8, 2002.
4.10*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2003.
4.11*	Amendment No. 1 to the Master Procurement Partnership Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 31, 2003.
4.12*	Service Level Agreement between TELKOM and a consortium led by Samsung Electronics, dated December 23, 2002.
4.13*	Loan Agreement between TELKOM and The Export-Import Bank of Korea, dated August 27, 2003.
4.14*	Master Procurement Partnership Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.15*	Service Level Agreement between TELKOM and a consortium led by Ericsson, dated December 23, 2002.
4.16*	Master Procurement Partnership Agreement between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated August 26, 2003, including an English translation thereof.
4.17*	Service Level Agreement between TELKOM and PT Industri Telekomunikasi Indonesia Tbk., dated August 26, 2003.

4.18*	Partnership Agreement for the Procurement and Construction of Backbone Transmission Network between TELKOM and a consortium led by Siemens AG, dated September 24, 2003.
4.19**	Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated February 8, 2002.
4.20+	Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Division VII Area between TELKOM and PT Bukaka Singtel (BSI) International, dated January 14, 2003.
4.21*	Amendment No. 1 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated August 22, 2002.
4.22*	Amendment No. 2 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 25, 2002.
4.23*	Amendment No. 3 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 20, 2002.
4.24*	Amendment No. 4 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated March 20, 2003.
4.25*	Amendment No. 5 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated June 26, 2003.
4.26+	Amendment No. 6 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated October 9, 2003.
4.27+	Amendment No. 7 to the Development Contract PSTN Excellence Regional Junction Division-II between TELKOM and the Olex-Lucent-Brimbun consortium, dated December 4, 2003.
4.28*	Master Procurement Partnership Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.29*	Partnership Agreement for Procurement and Construction of Regional Metro Junction and Optic Access Network for Regional Division III between TELKOM and PT Industri Telekomunikasi Indonesia (Persero), dated November 12, 2003, including an English translation thereof.
4.30*	Contract Agreement in connection with the Softswitch System Class-4 Procurement Program Through Buy or Return Scheme between TELKOM and the Santera-Olex consortium, dated December 18, 2003.
4.31*	Side Letter to the Partnership Agreement for the Construction and Provision of the High Performance Backbone in Sumatra, dated June 12, 2003.
4.32*	Amendment No. 1 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated September 27, 2002.
4.33*	Amendment No. 2 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 30, 2002.
4.34+	Amendment No. 3 to the Partnership Agreement for the Development of a PSTN Regional Junction for Regional Division V (East Java), dated December 11, 2003.
4.35*	Supply Contract among TELKOM, NEC Corporation, the Communication Authority of Thailand and Singapore Telecommunications Limited, dated November 27, 2002.
4.36*	Amended and Restated KSO Agreement between TELKOM and PT Mitra Global Telekomunikasi Indonesia, dated January 20, 2004.
4.37*	Service Level Agreement between TELKOM and Motorola, Inc., dated March 24, 2003.
4.38*	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated February 9, 2004.
4.39+	Supply Contract for the Procurement and Installation of Dumai-Melaka Cable System among TELKOM, Telekom Malaysia Berhad and NEC Corporation, dated May 14, 2004.
4.40+	Loan Agreement and Acknowledgement of Indebtedness between TELKOM and ABN AMRO Bank N.V. Jakarta Branch, dated January 28, 2004.
4.41+	Letter Agreement between Indosat and TELKOM, dated December 11, 2003 (with regard to the merger of PT Indonesian Satellite Corporation Tbk with PT Indosat Multi Media Mobile, PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo), including an English translation thereof.
4.42+	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated June 29, 2004.
4.43++	Medium Term Notes Issuance Agreement dated December 13, 2004 (English summary).
4.44++	Indemnity Agreement between TELKOM and KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa), dated April 25, 2005.
4.45+++	Supply Contract For The Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-SIEMENS CONSORTIUM, dated June 10, 2005.
4.46+++	Supply Contract For Capacity Expansion of Submarine Cable System Tanjung Pandan-Pontianak between TELKOM and NEC Corporation, dated 8 July 2005.
4.47++++	Interconnection Agreements between TELKOM and Indosat, dated September 23, 2005 and December 1, 2005 (English Summary).

4.48#	Second Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 31 March 2004.
4.49#	Third Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 29 October 2004.
4.50#	Fourth Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 21 February 2005.
4.51#	Fifth Amendment to Contract on Procurement of TELKOM-2 Satellite between TELKOM and Orbital Sciences Corporation, dated 30 August 2005.
4.52#	First Amendment To Supply Contract For The Procurement and Installation of Ring Jasuka Backbone between TELKOM and NEC-Siemens Consortium, dated 6 February 2006.
4.53#	Second Amendment of the Supply Contract for the Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-Siemens Consortium, dated 16 March 2006.
4.54#	Third Amendment of the Supply Contract for the Procurement and Installation of Ring JASUKA Backbone between TELKOM and NEC-Siemens Consortium, dated 7 February 2007.
4.55#	Amended and Restated KSO7 Agreement, between TELKOM and PT Bukaka Singtel International, dated 19 October 2006.
4.56#	First Amendment of Supply Contract for Tanjung Pandan — Pontianak Capacity Expansion between TELKOM and NEC Corporation, dated 12 January 2006.
4.57#	Supply Agreement for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 16 August 2006.
4.58#	First Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 29 December 2006.
4.59#	Second Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 26 January 2007.
4.60#	Third Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 21 February 2007.
4.61#	Fourth Amendment to Supply Contract for Surabaya — Ujung Pandang — Banjarmasin (SUB) Capacity Expansion between TELKOM and NEC Corporation, dated 12 March 2007.
4.62#	Procurement and Installation Agreement For Ring JDCS Project (JEMBER DENPASAR Cable System) between TELKOM and ZTE Consortium, dated 29 December 2006.
4.63#	First Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 31 May 2004.
4.64#	Second Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 4 September 2006.
4.65#	Third Amendment of Procurement and Establishment of Regional Metro Junction and Optical Access Network for Regional Division-III between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 27 November 2006.
4.66#	Partnership Agreement for FWA CDMA Expansion Project NSS, BSS and PDN System in DIVRE I and DIVRE IV between TELKOM and Huawei Consortium, dated 6 January 2006.
4.67#	Agreement for Procurement and Installation on the CDMA 2000-IX Equipment in Division Regional V East Java between TELKOM and Samsung Consortium dated 8 June 2006.
4.68#	First Amendment to Agreement for Procurement and Installation on CDMA 2000-IX Equipment in Divre V East Java between TELKOM and Samsung Consortium, dated 1 August 2006.
4.69#	Second Amendment to Agreement for Procurement and Installation on CDMA 2000-IX Equipment in Divre V East Java between TELKOM and Samsung Consortium, dated 18 December 2006.
4.70#	Procurement and Installation Agreement of MSOAN Package III Divre-I Sumatera between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 29 June 2006.
4.71#	First Amendment to the Procurement and Installation Agreement of MSOAN Package III Divre-I Sumatera between TELKOM and PT Industri Telekomunikasi Indonesia (INTI), dated 29 December 2006.
4.72#	Procurement and Installation Agreement of OSP for Regional Metro Junction (RMJ) Banda Aceh — Sigli Divre I Sumatera between TELKOM and PT Telekomindo Primakarya, dated 3 July 2006.
4.73#	Procurement and Installation Agreement of Digital Micro Wave Radio (“GMD Radio”) for Regional Metro Junction (RMJ) Package II Java and Kalimantan, between TELKOM and PT Fujitsu Indonesia dated 3 July 2006.
4.74#	Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE — Temasindo Consortium 6 October 2005.

4.75#	First Amendment to Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE — Temasindo Consortium dated 30 December 2005.
4.76#	Second Amendment to Procurement and Installation Agreement of MSOAN Divre II year 2005 Phase II Location Divre II between TELKOM and ZTE — Temasindo Consortium dated 15 September 2006.
4.77#	Procurement and Installation Agreement on IP Core Backbone Expansion Package-1 between TELKOM and PT Siemens Indonesia, dated 26 September 2006.
4.78#	Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central EWSD between TELKOM and PT Siemens Indonesia, dated 27 September 2006.
4.79#	Procurement and Installation Agreement for FWA CDMA Expansion Project NSS, BSS and PDN System in Divre V between TELKOM and Samsung Consortium dated 13 October 2006.
4.80#	Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre VI between TELKOM and ZTE Consortium, dated 28 November 2006.
4.81#	Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central 5ESS between TELKOM and PT Lintas Teknologi Indonesia, dated 29 November 2006.
4.82#	Procurement and Installation Agreement on Expansion of Interface VS.2, E1 Circuit, E1 PRA, CCS#7P, Clip and Enhancement of PSTN Central NEAX between TELKOM and PT NEC Indonesia, dated 30 November 2006.
4.83#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-III between TELKOM and Huawei Consortium, dated 30 November 2006.
4.84#	Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre III between TELKOM and Huawei Consortium, dated 8 December 2006.
4.85#	Agreement for Procurement and Installation for FWA CDMA Expansion Project NSS, BSS and PDN Systems in Divre II between TELKOM and Huawei Consortium, dated 8 December 2006.
4.86#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-IV between TELKOM and Alcatel-INTI Consortium dated 18 December 2006.
4.87#	First Amendment to Procurement and Installation Agreement of MSOAN Divre I Sumatera Package I between TELKOM and PT Dharmala Kumala Utama, dated 28 December 2006.
4.88#	Procurement and Installation Agreement of MSOAN Aceh Area Divre I Sumatera between TELKOM and PT NEC Indonesia, dated 16 August 2006.
4.89#	First Amendment to Procurement and Installation Agreement of MSOAN Aceh Area Divre I Sumatera between TELKOM and PT NEC Indonesia, dated 29 December 2006.
4.90#	Agreement for Procurement and Installation for Secondary Cable Network Package I between TELKOM and Olex Cables Indonesia (OLEXINDO), dated 29 December 2006.
4.91#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-I (Divre I and Divre III) between TELKOM and Opnet — Olexindo Consortium, dated 29 December 2006.
4.92#	Agreement for Procurement and Installation for Optical Access Network (OAN) Project Package-II (DIVRE-II) between TELKOM and Opnet — Olexindo Consortium, dated 29 December 2006.
4.93#	Contract on the CDMA2000-1X Initial Purchase Order Between TELKOM and SAMSUNG Electronics Co., Ltd., dated 9 October 2002.
*	Filed with Amendment No. 2 to the Annual Report on Form 20-F/A for the year ended December 31, 2002 filed February 9, 2004 and incorporated herein by reference.
**	Filed with original Annual Report on Form 20-F for the year ended December 31, 2002 filed April 17, 2003 and incorporated herein by reference.
+	Filed with original Annual Report on Form 20-F for the year ended December 31, 2003 filed June 30, 2004 and incorporated herein by reference.
++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2004 filed July 15, 2005 and incorporated herein by reference.
+++	Filed with original Annual Report on Form 20-F for the year ended December 31, 2005 filed June 23, 2006 and incorporated herein by reference.
++++	Filed with Amendment No. 1 to the Annual Report on Form 20-F/A for the year ended December 31, 2005 filed June 29, 2006 and incorporated herein by reference.
#	Filed with original Annual Report on Form 20-F for the year ended December 31, 2006 filed June 28, 2007 and incorporated herein by reference.

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
Exhibit 12 — See Exhibits 12.1 and 12.2 attached hereto.
Exhibit 13 — See Exhibits 13.1 and 13.2 attached hereto.
Exhibit 14 — Not applicable

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA Tbk.
By:	/s/ Rinaldi Firmansyah
Rinaldi Firmansyah
President Director

Date: May 23, 2008