Form 20-F
period 2008-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2009-05-11
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Series A Dwiwarna Share, par value 250 Rupiah per share	1

Series B Shares, par value 250 Rupiah per share	19,669,424,779
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑          No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐          No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑          No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐          No ☐
     Indicate by check mark whether the registrant is a large accelerate filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
ITEM 4A. UNRESOLVED STAFF COMMENTS
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
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
ITEM 16G. CORPORATE GOVERNANCE
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
EX-1.1 Amended Articles of Association of TELKOM dated July 15, 2008.
EX-4.1 Shares Sale and Purchase Agreement between Trozenin Management Plc (Malaysia), PT Sigma Citra Harmoni and PT Multimedia Nusantara dated as of December 18, 2007.
EX-4.2 Amendment to Shares Sale and Purchase Agreement between Trozenin Management Plc (Malaysia), PT Sigma Citra Harmoni and PT Multimedia Nusantara dated as of February 21, 2008.
EX-4.3 Supply Contract for the Procurement and Installation of the Batam Singapore Cable System between TELKOM and NEC Corporation dated as of March 3, 2008.
EX-4.4 Procurement and Installation of JaKa2LaDeMa Capacity Ring between TELKOM and NSW-Fujitsu Consortium dated as of December 30, 2008.
EX-12.1 Certification Pursuant to Section 302, The Sarbanes-Oxley Act of 2002.
EX-12.2 Certification Pursuant to Section 302, The Sarbanes-Oxley Act of 2002.
EX-13.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to SEction 906 of the Sarbanes-Oxley Act of 2002.
EX-13.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

This annual report on Form 20-F incorporates by reference certain information contained in the Annual Report of PT Telekomunikasi Indonesia Tbk. (the “Company” or “TELKOM”) for the financial year ended December 31, 2008, dated May 11, 2009 (“2008 Annual Report”) furnished on Form 6-K dated May 11, 2009 (“Report on Form 6-K”). The information that is incorporated herein by reference is set forth below. Information from the 2008 Annual Report furnished in the Report on Form 6-K not referenced below is not incorporated by reference herein.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The information set forth under the headings “Financial Highlights” on pages 2 — 7 and “Exchange Controls” on pages 113 — 114 in the 2008 Annual Report furnished in the Report on Form 6-K is incorporated herein by reference.
B. Capitalization and Indebtedness
     Not applicable.
C. Reason for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     The information set forth under the headings “Risk Factors” on pages 47 — 54 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     The information set forth under the heading “History of the Company” on pages 167 — 168 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Business Overview
     The information set forth under the headings “Operational Overview” on pages 58 — 75 and “Telecommunications Industry Overview” under the heading “Building Excellence: TELKOM’s 2008 Overview” on pages 35 — 46 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Organizational Structure
     The information set forth under the heading “Business and Organizational Structure—Information on Subsidiaries and Associated Companies” on pages 169 — 171 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Property, Plant and Equipment
     The information set forth under the heading “Business and Organizational Structure—Property, Plant and Equipment” on page 182 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
     The information set forth under the heading “Management’s Discussion and Analysis—Operating Results Overview” (along with the preceding paragraph) on pages 76 — 95 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Liquidity and Capital Resources
     The information set forth under the heading “Management’s Discussion and Analysis—Liquidity and Capital Resources” on pages 95 — 105 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Research and Development, Patents and Licenses, etc.
     The information set forth under the heading “Management’s Discussion and Analysis—Research and Development and Intellectual Property” on page 105 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Trend Information
     The information set forth under the heading “Management’s Discussion and Analysis—Trend Information” on page 105 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E. Off-Balance Sheet Arrangements
     The information set forth under the heading “Management’s Discussion and Analysis—Off Balance Sheet Arrangements” on page 105 and Note 50 to the Consolidated Financial Statements in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

F. Tabular Disclosure of Contractual Obligations
     The information set forth under the heading “Management’s Discussion and Analysis—Tabular Disclosure of Contractual Obligations” on pages 105 — 106 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The information set forth under the headings “Compliance—Structure of GCG” on pages 122 — 136; “Corporate Data—Profile of the BoC” on pages 171 — 172; and “—Profile of the BoD” on pages 173 — 174 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Compensation
     The information set forth under the headings “Compliance—Structure of GCG—I. Compensation” on pages 134 — 136 and “Our People: Telkom’s Excellent Resources—Competitive Remuneration” on pages 156 — 157 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Board Practices
     The information set forth under the heading “Compliance—Structure of GCG—G. Board Practices” on pages 132 — 133; “Corporate Data—Profile of the BoC” on pages 171 — 172; “Corporate Data—Profile of the BoD” on pages 173 — 174; “Report of Audit Committee” on pages 142 — 145; “Report of the Nomination and Remuneration Committee” on pages 146 — 147; and “Report of the Committee on Planning and Risk Assessment” on pages 148 — 150 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Employees
     The information set forth under the heading “Human Resources Profile” on pages 151 — 152; “Employee Relations Management” on page 156; and “Additional Financial Information—Material Litigation—Employee Matters” on page 107 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E. Share Ownership
     The information set forth under the heading “Compliance—Structure of GCG—J. Share Ownership” on page 136 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The information set forth under the headings “Composition of Share Ownership” and “Relationship with the Government and Governmental Agencies” on pages 14 — 17 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Related Party Transactions
     The information set forth under the headings “Related Party Transactions” on page 17; and Note 45 to the Consolidated Financial Statements in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Interest of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information
     The information set forth under the heading “Consolidated Financial Statements” on pages F-1 and F-3 — F-161 and “Additional Financial Information—Material Litigation” on pages 107—108 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Significant changes
     The information set forth under Note 53 to the Consolidated Financial Statements in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
     The information set forth under the headings “Common Stock Highlights—Share Price Information” and “—ADS Price Information” on pages 10 — 12 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Plan of distribution
     Not applicable.
C. Markets
     The information set forth under the heading “Common Stock Highlights—Markets” on pages 12 — 14 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Selling Stockholders
     Not applicable.
E. Dilution
     Not applicable.

F. Expenses of the issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share capital
     Not applicable.
B. Memorandum and Articles of Association
     The information set forth under the heading “Additional Financial Information—Memorandum and Articles of Association” on pages 108 — 112 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Material Contracts
     The information set forth under the heading “Additional Financial Information—Material Contracts” on page 112 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Exchange Controls
     The information set forth under the heading “Additional Financial Information—Exchange Controls” on pages 113 — 114 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E. Taxation
     The information set forth under the heading “Additional Financial Information—Taxation” on pages 114 — 117 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     The information set forth under the heading “Additional Financial Information—Documents on Display” on page 117 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
I. Subsidiary Information
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
A. Disclosure About Market Risk
     The information set forth under the heading “Quantitative and Qualitative Disclosure About Market Risk” on pages 54 — 57 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     There are no defaults, dividend arrearages and delinquencies to which this Item applies. But see the information set forth under Notes 22-23 to the Consolidated Financial Statements in the 2008 Annual Report for information on covenant defaults for which waivers have been obtained.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
     The information set forth under the heading “Controls and Procedures” on page 118 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     The information set forth under the heading “Audit Committee Financial Expert” on page 119 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS
     The information set forth under the heading “Code of Ethics” on page 119 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The information set forth under the heading “Compliance—Information on Corporate Disclosure” on pages 138 — 139 ; and “Principal Accountant Fees and Services” on page 119 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The information set forth under the heading “Exemptions from the Listing Standards for Audit Committees” on pages 119 — 120 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The information set forth under the heading “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” on pages 17 — 18 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     The information set forth under the heading “Summary of Significant Differences Between Indonesian Corporate Governance Practices and the NYSE’s Corporate Governance Standards” on pages 110 — 112 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The financial information is set forth under the heading “Consolidated Financial Statements” on pages F-1 and F-3 — F-161 in the 2008 Annual Report contained in the Report on Form 6-K is incorporated herein by reference. The audit opinion appearing on page F-2 has been prepared solely for Indonesian financial reporting purposes and is not incorporated herein by reference.
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:
1.1	Memorandum and Articles of Association of TELKOM, as amended on July 15, 2008.

4.1	Shares Sale and Purchase Agreement between Trozenin Management Plc (Malaysia), PT Sigma Citra Harmoni and PT Multimedia Nusantara dated as of December 18, 2007.

4.2	Amendment to Shares Sale and Purchase Agreement between Trozenin Management Plc (Malaysia), PT Sigma Citra Harmoni and PT Multimedia Nusantara dated as of February 21, 2008.

4.3	Supply Contract for the Procurement and Installation of the Batam Singapore Cable System between TELKOM and NEC Corporation dated as of March 3, 2008.

4.4	Procurement and Installation of the JaKa2LaDeMa Capacity Ring between TELKOM and NSW-Fujitsu Consortium dated as of December 30, 2008.

8.1	List of Subsidiaries of TELKOM (incorporated herein by reference to TELKOM’s Annual Report on Form 20-F filed on June 23, 2006).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA Tbk.
By:	/s/ Rinaldi Firmansyah
Rinaldi Firmansyah
President Director

Date: May 11, 2009