Form 20-F
period 2009-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2010-04-08
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

This annual report on Form 20-F incorporates by reference certain information contained in the Annual Report of PT Telekomunikasi Indonesia Tbk. (the “Company” or “TELKOM”) for the financial year ended December 31, 2009, dated April 8, 2010 (“2009 Annual Report”) furnished on Form 6-K on April 8, 2010 (“Report on Form 6-K”). The information that is incorporated herein by reference is set forth below. Information from the 2009 Annual Report furnished in the Report on Form 6-K not referenced below is not incorporated by reference herein.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The information set forth under the headings “Financial Highlights” on pages 2 — 9 and “Exchange Controls” on pages 118 — 119 in the 2009 Annual Report furnished in the Report on Form 6-K is incorporated herein by reference. The reconciliation of data to U.S. generally accepted accounting principles are set forth at Notes 53 and 54 to the Consolidated Financial Statements in the 2009 Annual Report furnished in the Report on Form 6-K.
B. Capitalization and Indebtedness
     Not applicable.
C. Reason for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     The information set forth under the headings “Risk Factors” on pages 47 — 54 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     The information set forth under the heading “History of the Company” on pages 171— 172 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Business Overview
     The information set forth under the headings “Operational Overview” on pages 59 — 71, “Regulations” on pages 32 — 37, “Competition” on pages 37 — 39, “Licenses” on pages 39 — 42, “Tariffs and Interconnection Charges” on pages 42— 46 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Organizational Structure
     The information set forth under the heading “Business and Organizational Structure—Information on Subsidiaries and Associated Companies” on pages 173 — 182 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Property, Plant and Equipment

     The information set forth under the heading “Business and Organizational Structure—Property, Plant and Equipment” on page 186 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
     The information set forth under the heading “Management’s Discussion and Analysis—Operating Results Overview” (along with the preceding paragraph) on pages 80 — 97 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Liquidity and Capital Resources
     The information set forth under the heading “Management’s Discussion and Analysis—Liquidity and Capital Resources” on pages 99 —106 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Research and Development, Patents and Licenses, etc.
     The information set forth under the heading “Management’s Discussion and Analysis—Research and Development and Intellectual Property” on page109 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Trend Information
     The information set forth under the heading “Management’s Discussion and Analysis—Trend Information” on pages 109 —110 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E. Off-Balance Sheet Arrangements
     The information set forth under the heading “Management’s Discussion and Analysis—Off-Balance Sheet Arrangements” on page 110 and Note 48 to the Consolidated Financial Statements in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
F. Tabular Disclosure of Contractual Obligations
     The information set forth under the heading “Management’s Discussion and Analysis—Contractual Obligations” on pages 110 —111 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
G. Safe Harbor
     Not applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The information set forth under the headings “Telkom’s Good Corporate Governance Structure” on pages 123 —138; “Corporate Data—Profile of the BoC” on pages 177 — 178; and “Corporate Data—Profile of the BoD” on pages 178 —179 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Compensation
     The information set forth under the headings “Compensation” on pages 146 and “Our People: Telkom’s Excellent Resources—Competitive Remuneration” on pages 169 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C. Board Practices
     The information set forth under the headings “Corporate Governance—Board of Directors” on page127; “Corporate Data—Profile of the BoC” on pages 177 — 178; “Corporate Data—Profile of the BoD” on pages 178 —179; “Report of Audit Committee” on pages 131 — 132; “Report of the Nomination and Remuneration Committee” on page 134; and “Report of the Committee on Planning and Risk Assessment” on pages 137 —138 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Employees
     The information set forth under the heading “Human Resources Profile” on pages 163 — 166; “Employee Relations Management” on page 168; and “Additional Financial Information—Material Litigation” on pages 112 — 113 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E. Share Ownership
     The information set forth under the heading “Share Ownership” on page 147 in the 2009Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The information set forth under the headings “Composition of Share Ownership” and “Relationship with the Government and Governmental Agencies” on pages 17 — 18 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Related Party Transactions
     The information set forth under the headings “Related Party Transactions” on page 20; and Note 44 to the Consolidated Financial Statements in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Interest of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information
     The information set forth under the heading “Consolidated Financial Statements” on pages F-1 and F-3 — F-172, “Common Stock Highlights — Dividend Policy” on page 10 and “Additional Financial Information—Material Litigation” on pages 112 — 113 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Significant changes
     The information set forth under Note 51 to the Consolidated Financial Statements in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
     The information set forth under the headings “Common Stock Highlights—Share Price Information” and “—ADS Price Information” on pages 13 — 14 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Plan of distribution
     Not applicable.
C. Markets
     The information set forth under the heading “Common Stock Highlights—Markets” on pages 15 — 16 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Selling Stockholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share capital
The information set forth under the heading “Common Stock Highlights — Composition of Share Ownership” on page 17 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
B. Memorandum and Articles of Association
     The information set forth under the heading “Additional Financial Information—Memorandum and Articles of Association” on pages 114 — 115 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
C. Material Contracts
     The information set forth under the heading “Additional Financial Information—Material Contracts” on page 117 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
D. Exchange Controls
     The information set forth under the heading “Additional Financial Information—Exchange Controls” on pages 118 — 119 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
E. Taxation
     The information set forth under the heading “Additional Financial Information—Taxation” on pages 119 —122 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
F. Dividends and Paying Agents
     Not applicable.

G. Statement by Experts
     Not applicable.
H. Documents on Display
     The information set forth under the heading “Additional Financial Information—Documents on Display” on page 161 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
I. Subsidiary Information
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
A. Disclosure About Market Risk
     The information set forth under the heading “Quantitative and Qualitative Disclosure About Market Risk” on pages 55 — 58 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
     The information set forth under the heading “Trading on the NYSE, LSE and Depositary Fees” on pages 16 — 17 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     There are no defaults, dividend arrearages and delinquencies to which this Item applies.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
     The information set forth under the heading “Controls and Procedures” on page 162 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     The information set forth under the heading “Audit Committee Financial Expert” on page 130 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16B. CODE OF ETHICS
     The information set forth under the heading “Code of Ethics” on page 144 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The information set forth under the heading “Principal Accountant Fees and Services” on page 161 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The information set forth under the heading “Exemptions from the US Listing Standards for Audit Committees” on page 130 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The information set forth under the heading “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” on page 20 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The information set forth under the heading “Summary of Significant Differences Between Indonesian Corporate Governance Practices and the NYSE’s Corporate Governance Standards” on page 98 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The financial information set forth under the heading “Consolidated Financial Statements” on pages F-1 and F-3 — F-172 in the 2009 Annual Report contained in the Report on Form 6-K is incorporated herein by reference. The audit opinion appearing on page F-2 has been prepared solely for Indonesian financial reporting purposes and is not incorporated herein by reference.

ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:
     Index to Exhibits

1.1	Memorandum and Articles of Association of TELKOM, as amended on July 15, 2008 (1)

4.1	Procurement and Installation of the JaKa2LaDeMa Capacity Ring between TELKOM and NSW-Fujitsu Consortium dated as of December 30, 2008 (1)

8.1	List of Subsidiaries of TELKOM

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consolidated Financial Statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009 (2)

(1)	Incorporated herein by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on May 11, 2009.

(2)	Incorporated herein by reference to the 2009 Annual Report contained in the Report on Form 6-K.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Perusahaan Perseroan (Persero)
P.T. TELEKOMUNIKASI INDONESIA,TBK
(Registrant)
By: /s/ Rinaldi Firmansyah
Rinaldi Firmansyah
President Director and Chief Executive Officer
Date: April 8, 2010