Form 20-F
period 2010-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2011-03-31
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

Form 20-F

*	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
*	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
*	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-14406

________________

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

________________

Republic of Indonesia

(State or other jurisdiction of incorporation or organization)

Jalan Japati, 1

Bandung 40133

Indonesia

(62) (22) 452-1510

(62) (21) 521-5109*

(Address of Registrant’s principal executive offices)

________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each class		Name of each exchange on which registered
American Depositary Shares representing Series B Shares, par value 250 Rupiah per share		New York Stock Exchange
Series B Shares, par value 250 Rupiah per share		New York Stock Exchange**

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐           No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑           No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

*		Investor Relations Unit, Grha Citra Caraka, JI. Gatot Subroto, No. 52, 5th Floor, Jakarta 12570.
**		The Series B Shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

•

        This annual report on Form 20-F incorporates by reference certain information contained in the Annual Report of PT Telekomunikasi Indonesia Tbk. (the “Company” or “TELKOM”) for the financial year ended December 31, 2010, dated March 29, 2011 (“2010 Annual Report”) furnished on Form 6-K dated March 31, 2011 (“Report on Form 6-K”). The information that is incorporated herein by reference is set forth below. Information from the 2010 Annual Report furnished in the Report on Form 6-K not referenced below is not incorporated by reference herein.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information set forth under the headings “Financial Data” on pages 5 – 7 and “Additional Information – Exchange Controls” on pages 134 – 135 in the 2010 Annual Report furnished in the Report on Form 6-K is incorporated herein by reference.  The reconciliation of data to US Generally Accepted Accounting Principles are set forth at notes 55 and 56 to the consolidated financial statements in the 2010 Annual Report furnished in the Report on Form 6-K.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The information set forth under the headings “Additional Information – Risk Factors” on pages 117 – 127 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The information set forth under the headings “TELKOM Profile – History of TELKOM” on page 27; “TELKOM Profile – Significant Events in 2010” on page 28 – 29 and “Management’s Discussion and Analysis Operating and Financial Review and Prospects – Capital Expenditures” on pages 109 – 111 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B. Business Overview

 The information set forth under the headings “Business Review,” “Network Infrastructure,” “Network Development,” “Customer Service” and “Sales, Marketing and Distribution” on pages 52 – 65 and “Tariffs and Interconnection Charges” on pages 65 – 70 under the heading “Telkom Business Overview;” the information set forth under the heading “TELKOM Profile – Map of Regional Operations” on page 23 and the information set forth under the headings “Regulations,” “Competition” and “Licensing” on pages 72 – 85 under the heading “Review of the Telecommunications Industry in Indonesia” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C. Organizational Structure

The information set forth under the headings “Organizational Structure” and “ Subsidiaries” on pages 20 – 22 under the heading “TELKOM Profile” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

D. Property, Plant and Equipment

The information set forth under the heading “TELKOM Business Overview – Property, Plant and Equipment” on page 71 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The information set forth under the heading “Management’s Discussion and Analysis Operating and Financial Review and Prospects – Operating Results Overview” (along with the preceding paragraph) on pages 86 – 104 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B. Liquidity and Capital Resources

The information set forth under the heading “Management’s Discussion and Analysis Operating and Financial Review and Prospects - Liquidity and Capital Resources” on pages 105 – 114 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C. Research and Development, Patents and Licenses, etc.

The information set forth under the heading “Management’s Discussion and Analysis Operating and Financial Review and Prospects – Research and Development and Intellectual Property” on page 114 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

D. Trend Information

The information set forth under the heading “Management’s Discussion and Analysis Operating and Financial Review and Prospects – Trend Information ” on page 115 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

E. Off-Balance Sheet Arrangements

The information set forth under the heading “Management’s Discussion and Analysis Operating and Financial Review and Prospects – Off Balance Sheet Arrangements” on page 115 and Note 48 and Note 49 to the Consolidated Financial Statements in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

F. Tabular Disclosure of Contractual Obligations

The information set forth under the heading “Management’s Discussion and Analysis Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations” on pages 115 – 116 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth under the headings “The Board of Commissioners” on page 12 and “The Board of Directors” on page 17 under the heading “Report to Shareholders” and the information set forth under the headings “Board of Commissioners” on pages 144 – 147 and “Board of Directors” on pages 147 – 150 under the heading “Corporate Governance – Framework and Corporate Governance Structure” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B. Compensation

The information set forth under the headings “Board of Commissioners – Compensation” on page 146 and “Board of Directors – Board of Directors’ Remuneration and Allowances” on pages 148 – 149 under the heading “Corporate Governance – Framework and Corporate Governance Structure” and the information set forth under the headings “Competitive Remuneration,” “Defined Benefit Pension Plan” and “Defined Contribution Pension Plan” on pages 36 – 37 under the heading “TELKOM’s Human Capital - A Bridge to Change – TELKOM’s HR Development” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C. Board Practices

The information set forth under the headings “The Board of Commissioners” on page 12 and “The Board of Directors” on page 17 under the heading “Report to Shareholders;” the information set forth under the headings “Board of Commissioners” and “Board of Directors” on pages 144 – 150 under the heading “Corporate Governance – Framework and Corporate Governance Structure” and the information set forth under the headings “Audit Committee” on pages 151 – 153 and “Nomination and Remuneration Committee” on page 156 under the heading “Corporate Governance – Board of Commissioners’ Committees” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

D. Employees

The information set forth under the headings “HR Profile – TELKOM Employees” on page 32 and “TELKOM’s HR Development – Employee Relations Management” on page 36 under the heading “TELKOM’s Human Capital - A Bridge to Change” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

E. Share Ownership

The information set forth under the heading “Corporate Governance – Framework and Corporate Governance Structure – Board of Directors –  Share Ownership” on page 149 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The information set forth under the headings “Shareholder Composition” on pages 42 – 43; “Relationship with the Government and Governmental Agencies” on pages 45 – 47; “Other – Proportion of Common Stock held in Indonesia and Abroad” on page 47 and “Other – Change in Control” on page 47 under the heading “Stock Overview” in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B. Related Party Transactions

The information set forth under the heading “Stock Overview – Other – Related Party Transactions” on page 48 and Note 44 to the Consolidated Financial Statements in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

The information set forth under the heading “Consolidated Financial Statements” on pages F-1 and F-3 – F-170; “Corporate Governance – Material Litigation” on pages 173 – 174 and “Stock Overview – Dividend Policy” on page 39 – 40 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B. Significant changes

The information set forth under Note 53 to the Consolidated Financial Statements in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

The information set forth under the heading “Stock Overview – Trade Price and Volume” on pages 44 – 45 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

B. Plan of distribution

Not applicable.

C. Markets

The information set forth under the heading “Stock Overview – Trading of TELKOM Stock and ADS in 2010” on pages 40 – 41 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

D. Selling Stockholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Corporate Governance – Amendment of the Articles of Association” on pages 175 –176 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

C. Material Contracts

The information set forth under the heading “Corporate Governance – Material Contracts” on page 172 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

D. Exchange Controls

The information set forth under the heading “Additional Information – Exchange Controls” on pages 134 – 135 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

E. Taxation

The information set forth under the heading “Additional Information – Taxation” on pages 136 – 139 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The information set forth under the heading “Corporate Governance – Documents on Display” on page 174 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information set forth under the heading “Additional Information – Quantitative and Qualitative Disclosure About Market Risk” on pages 128 – 131 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

The information set forth under the heading “Stock Overview– Trading on the NYSE and LSE and Depositary Fees” on pages 41- 42 in the 2010 Annual Report contained in the Report on 6-K is incorporated herein by reference.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividends arrearages and delinquencies to which this Item applies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance –Applying GCG Consistently – Controls and Procedures” on pages 180 – 181 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance – Board of Commissioners’ Committees – Audit Committee – Audit Committee Financial Expert” on page 152 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the heading “Corporate Governance – Code of Ethics” on page 172 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Corporate Governance – Internal Audit Governance – Auditor Independence” on pages 168 – 169 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information set forth under the heading “Corporate Governance – Board of Commissioners’ Committees – Audit Committee – Exemption from U.S. Listing Standards for Audit Committees” on page 153 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information set forth under the heading “Stock Overview – Others – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” on page 48 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The information set forth under the heading “Additional Information – Summary of Significant Differences Between Indonesian Corporate Governance Practices and the NYSE’s Corporate Governance Standards” on pages 132 – 133 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial information is set forth under the heading “Consolidated Financial Statements” on pages F-1 and F-3 – F-170 in the 2010 Annual Report contained in the Report on Form 6-K is incorporated herein by reference. The audit opinion appearing on page F-2 has been prepared solely for Indonesian financial reporting purposes and is not incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association of TELKOM, as amended on June 24, 2010.
1.2	Acceptance Notice of Memorandum and Articles of Association of TELKOM
1.3	Approval Deed Amendments Article of Association of Minister of Law and Human Rights
2	Not applicable
3	Not applicable
4	Not applicable
5	Not applicable
6

Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280 shares in 2008, 2009, and 2010.  TELKOM does not have potentially dilutive ordinary shares.

7	Not applicable
8	List of subsidiaries as of December 31, 2010 (incorporated herein by reference to the annual report on the Form 6-K, which was filed with the Securities Exchange Commission on March 30,2011
9	Not applicable
10	Not applicable
11	Not applicable. TELKOM intends to comply with its obligation to disclose its code of ethics by posting a copy of the Code of Ethics on its company web site at www.telkom.co.id
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange act of 1934
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

14	Not applicable
15.1	Consolidated Financial Statements for the years ended December 21, 2008, 2009 and 2010 and as of December 31, 2008, 2009 and 2010 (1)

(1) Incorporated herein by reference to the 2010 annual report contained in the Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this form 20-F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, TBK

Jakarta, March 29, 2011

By: /s/ Rinaldi Firmansyah

Rinaldi Firmansyah

President Director/ Chief Executive Officer