Form 20-F
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2014-04-01
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

Form 20-F

*	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
*	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
*	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Investor Relations Unit

Grha Merah Putih, Jl. Gatot Subroto No. 52, 5th Floor, Jakarta 12710, Indonesia

(62) (22) 452-7101

(62) (21) 521-5109

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each class		Name of each exchange on which registered
American Depositary Shares representing Series B Shares, par value 50 Rupiah per share		New York Stock Exchange
Series B Shares, par value 50 Rupiah per share		New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
Series A Dwiwarna Share, par value 50 Rupiah per share		1
Series B Shares, par value 50 Rupiah per share		97,100,853,599

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]  No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]   No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ]  No [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [x]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]  International Financial Reporting Standards as issued by the International Accounting Standards Board [x] Other [ ]

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.

Item 17 [ ]  Item 18 [ ]

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [x]

*		The Series B Shares were registered in connection with the registration of American Depositary Shares (“ADSs”). The Series B Shares are not listed for trading on the New York Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 1, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

2013 Annual Report

on Form 20-F

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	118
ITEM 18	FINANCIAL STATEMENTS	118
ITEM 19	EXHIBITS	118
	Exhibit 1.1 Articles of Association (as amended on May 8, 2013)
	Exhibit 8.1 Please refer to Item 4 "Information on the Company-Organizational Structure" for a list of subsidiaries of the Registrant
	Exhibit 12.1 CEO Certification pursuant to Section 302
	Exhibit 12.2 CFO Certification pursuant to Section 302
	Exhibit 13.1 CEO Certification pursuant to Section 906
	Exhibit 13.1 CFO Certification pursuant to Section 906
	Exhibit 15.1 Letter of the Company's predecessor auditor to Securities Exchange Commissions in relation to Item 16F. Change in Registrant's Certifying Accountant
SIGNATURES		119-123

DEFINITIONS

Table of Content

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

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a US securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares.

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

Table of Content

CDMA

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

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

Down link

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

Table of Content

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

Table of Content

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

Table of Content

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

Table of Content

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

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, i.e. frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

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

Table of Content

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

Softswitch

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

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT-2000 framework.

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

Table of Content

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

Table of Content

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “Telkom”, “we”, “us”, and “our” are to PT Telekomunikasi Indonesia Tbk. and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of the Republic of Indonesia. References to “United States” or “US” are to the United States of America. References to “United Kingdom” or “UK” are to the United Kingdom of Great Britain and Northern Ireland. References to “Rupiah” or “Rp” are to the lawful currency of Indonesia. References to “US Dollar” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ.

Our consolidated financial statements as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013 and for the years ended December 31, 2011 (Restated), 2012 (Restated)  and 2013 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On December 31, 2013, the financial statements of nine of our subsidiaries were consolidated into the Consolidated Financial Statements for 2013. The nine companies are PT Telekomunikasi Indonesia International (“TII”, a wholly-owned subsidiary), PT Dayamitra Telekomunikasi (“Dayamitra”, a wholly-owned subsidiary), PT Pramindo Ikat Nusantara (“PINs”, a wholly-owned subsidiary), PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65% stake), PT Multimedia Nusantara (“Metra”, a wholly-owned subsidiary), PT Graha Sarana Duta (“GSD”, in which we own a 99.99% stake), PT Telkom Akses (“Telkom Akses”, a wholly-owned subsidiary), PT Patra Telekomunikasi Indonesia (“Patrakom”, a wholly-owned subsidiary) and PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60% stake). See Note 1d to our Consolidated Financial Statements.

Solely for the convenience of the reader, certain Rupiah amounts have been translated into US Dollars at specified rates. Unless otherwise indicated, US Dollars equivalent information for amounts in Rupiah is translated at the Reuters Rate for December 31, 2013 at 04.00 PM Jakarta time, using the average of the market buy and sell rates of Rp12,170 to US$1.00. The average of the market buy and sale on March 20, 2014 was Rp11,445 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Rupiah. No representation is made that the Rupiah or US Dollar amounts shown herein could have been or could be converted into US Dollar or Rupiah, as the case may be, at any particular rate or at all. See Item 3 “Key Information – Selected Financial Data – Exchange Controls” for further information regarding rates of exchange between the Rupiah and the US Dollar.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012 and 2013 presented below is based upon our audited Consolidated Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012 and 2013 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Consolidated Financial Statements, including the notes thereto, and the other information include elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on April 1, 2013. In 2013, we adopted IAS 19 Employee Benefits (Revised 2011)  on a retrospective basis and the 2011 and 2012 consolidated financial statements have been restated. Moreover, in 2013, our shareholders approved the stock split with a ratio of 1:5, accordingly the historical per share information has been retrospectively adjusted. The selected financial information as of and for the years ended December 31, 2009 is based upon our audited Consolidated Financial Statements prepared in conformity with Indonesian Financial Accounting Standards (“IFAS”), with a reconciliation to US GAAP. The selected financial information as of and for the years ended December 31, 2009 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Consolidated Financial Statements, including the notes thereto, and the other information included elsewhere in our previous Form 20-F filed with the SEC on April 8, 2010. Therefore, financial information for 2010, 2011, 2012 and 2013 are not comparable with financial information for 2009 and are presented separately.

The Public Accountant Firm (“KAP”) Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) audited our Consolidated Financial Statements as of and for the years ended December 31, 2012 and 2013, while, our Consolidated Financial Statements as of and for the years ended December 31, 2009, 2010 and 2011 were audited by KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network (“PwC”).

	Years Ended December 31,
	2010	2011 (Restated)	2012 (Restated)	2013	2013
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Key Consolidated Statements of Comprehensive Income Data
IFRS
Revenues	68,529	71,238	77,127	82,967	6,817
Expenses(1)	46,337	49,880	54,200	57,850	4,753
Adjusted EBITDA	37,334	36,857	39,971	43,532	3,577
Operating Profit	22,754	22,034	25,497	27,727	2,278
Profit before Income Tax	21,264	20,982	24,027	27,030	2,221
Net Income Tax Expense	(5,512)	(5,437)	(5,886)	(6,900)	(567)
Profit for the Year	15,752	15,545	18,141	20,130	1,654
Attributable to owners of the parent company	11,427	11,043	12,621	14,046	1,154
Attributable to non-controlling interests	4,325	4,502	5,520	6,084	500
Other Comprehensive Income (Expenses) - Net	(553)	(1,928)	(2,540)	5,115	420
Net Comprehensive Income for the Year	15,199	13,617	15,601	25,245	2,074
Attributable to owners of the parent company	10,911	9,183	10,056	19,018	1,562
Attributable to non-controlling interests	4,288	4,434	5,545	6,227	512

Table of Content

	Years Ended December 31,
	2010	2011 (Restated)	2012 (Restated)	2013	2013
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Weighted average number of shares outstanding (in millions)	98,345	97,959	96,011	96,359	-
Basic and Diluted Earnings per Share (in full amount)
Net incomeper share(2)	116.19	112.73	131.45	145.77	0.01
Net income per ADS (200 Series B shares per ADS)	23,238.00	22,546.00	26,290.80	29,153.58	2.40
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	64.52	74.21	87.24	-	-
Dividends declared per ADS	12,903.60	14,842.17	17,447.53	-	-
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	55.09	61.71	74.29	87.24	0.01
Dividends declared per ADS	11,017.83	12,342.57	14,858.69	17,447.53	1.43

(1)     Expenses are calculated as the sum of the following expenses: operation, maintenance and telecommunication services, depreciation and amortization, personnel, interconnection, marketing, general and administrative, loss (gain) on foreign exchange, share of loss of associated companies and other expenses.

(2)     Using IFAS results, our profit attributable to owners of the parent company would be Rp11,537 billion, Rp10,965 billion,  Rp12,850 billion and Rp14,205 for 2010, 2011,  2012 and 2013, and our net income per share would be Rp117.31, Rp111.93,  Rp133.84  and Rp147.42 for 2010, 2011, 2012 and 2013. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3)     In 2010, we paid a cash dividend for 2009 of Rp55.09  per share and interim cash dividend 2010 of Rp5.35  per share. In 2011, we paid a cash dividend for 2010 of Rp61.71  per share. In 2012, we paid a cash dividend for 2011 of Rp74.29  per share. In 2013, we paid a cash dividend for 2012 of Rp87.24 per share.

	Years Ended December 31,
	2010	2011 (Restated)	2012 (Restated)	2013	2013
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Reconciliation of Operating Profit to Adjusted EBITDA
Operating Profit	22,754	22,034	25,497	27,727	2,278
Add:
Depreciation and Amortization	14,580	14,823	14,474	15,805	1,299
Adjusted EBITDA(1)	37,334	36,857	39,971	43,532	3,577

(1)     Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the telecommunications, information and media sector. We also present adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the telecommunications, information and media sector have historically reported adjusted EBITDA as a supplement to financial measures in accordance with IFRS or US GAAP. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should adjusted EBITDA be considered an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include profit before income tax, profit for the year, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Our calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Table of Content

	As of December 31,
	2010	2011 (Restated)	2012 (Restated)	2013	2013
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for shares
Key Consolidated Statements of Financial Position Data
IFRS
Cash and cash equivalents	9,120	9,634	13,118	14,696	1,207
Trade and other receivables	4,534	5,393	5,409	6,421	527
Advances and prepaid expenses	3,441	3,294	3,721	3,937	324
Total Current Assets	18,830	21,401	27,973	33,075	2,718
Property and equipment	75,624	74,638	76,908	86,599	7,116
Intangible assets	1,786	1,791	1,443	1,508	124
Total Non-current Assets	82,242	80,965	82,238	94,721	7,783
Total Assets	101,072	102,366	110,211	127,796	10,501
Trade and other payables	7,787	8,355	7,457	11,988	985
Current income tax liabilities	736	729	1,280	942	77
Accrued expenses	3,409	4,790	6,163	5,264	432
Unearned income	2,681	2,821	2,729	3,490	287
Short-term loans and other borrowings	5,360	4,913	5,658	5,525	454
Total Current Liabilities	20,473	22,189	24,108	28,437	2,336
Deferred tax liabilities	4,047	3,159	2,252	2,908	239
Pension benefit and other post-employment benefit obligations	2,805	5,372	8,184	4,258	350
Long-term loans and other borrowings	16,655	12,958	13,617	14,731	1,210
Total Non-current Liabilities	24,061	22,018	24,734	22,705	1,866
Total Liabilities	44,534	44,207	48,842	51,142	4,202
Capital stock(1)	5,040	5,040	5,040	5,040	414
Net Equity Attributable to Owners of the Parent Company	44,627	44,844	46,055	59,753	4,910
Non-controlling interests	11,911	13,315	15,314	16,901	1,389
Total Equity (Net Assets)	56,538	58,159	61,369	76,654	6,299
Net Debt	12,895	8,237	6,157	5,560	457
Net Working Capital	(1,643)	(788)	3,865	4,638	382
Issued and fully paid shares (in shares)	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400

(1)     As of December 31, 2013, our issued and paid-up capital consists of one Series A Dwiwarna share having a par value of Rp50 (the “Dwiwarna Share”) and 100,799,996,399 Series B shares having a par value of Rp50 per share (“common stock”) each from an authorized capital stock comprising one Series A Dwiwarna share and 399,999,999,999 Series B shares.

As of and Years Ended December 31,
2009*
(Rp billion)
Consolidated Income Statement Data
Indonesian GAAP
Operating Revenues	67,678
Operating Expenses
Depreciation and amortization	13,975
Personnel	8,371
Operations, maintenance and telecommunication services	14,549
General and administrative	2,806
Interconnection	2,929
Marketing	2,260
Total Operating Expenses	44,890

Table of Content

As of and Years Ended December 31,
2009*
(Rp billion)
Operating Income	22,788
Other Income (Expenses)
Interest income	462
Equity in net (loss) income of associated companies	(30)
Interestexpense	(2,096)
Gain(loss) on foreign exchange - net	973
Others - net	350
Other expenses - net	(341)
IncomeBefore Tax	22,447
Income Tax (Expense) Benefit	(6,404)
Income Before Minority Interest in Net Income of Consolidated Subsidiaries	16,043
Minority interest in net income of consolidated subsidiaries, net	(4,644)
NetIncome	11,399
Weighted average number of shares outstanding (in millions)	19,669
Basic and Diluted Earnings per Share (in full amount)
Net income per share	579.52
Net income per ADS	23,180.80
US GAAP(1)
Net income	12,092
Operating revenues	67,677
Basic and Diluted Earnings per Share (in full amount)
Net income per share	614.78
Net income per ADS	24,591.25
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	288.06
Dividends declared per ADS	11,522.40
Dividend paid in the period (cash basis, in full amount)(2)
Dividends declared per share	323.59
Dividends declared per ADS	12,943.60
Consolidated Balance Sheet Data
Indonesian GAAP
Current assets	16,095
Non-current assets	81,836
Total assets	97,931
Current liabilities(3)	26,892
Non-current liabilities	21,544
Total liabilities	48,436
Minority interest	10,933
Capital stock	5,040
Total stockholders’ equity	38,562
Total liabilities and stockholders’ equity	97,931
US GAAP(1)
Current assets	18,381
Non-current assets	83,100
Total assets	101,481
Current liabilities	26,931
Non-current liabilities	22,522
Total liabilities	49,453
Non-controlling interest in net assets of subsidiaries	11,067
Total stockholders’ equity	40,961
Total liabilities and stockholders’ equity	101,481

* As restated.

(1)     US GAAP amounts reflect adjustments resulting from differences in the accounting treatment of voluntary termination benefits, foreign exchange differences capitalized on assets under construction, interest capitalized on assets under construction, revenue-sharing arrangements, employees benefits, equity in net loss (income) of associated companies, amortization of land rights, revenue recognition, amortization of goodwill, finance leases, acquisition of Dayamitra, asset retirement obligations, deferred taxes, available-for-sale securities, amendment and restatement of JOS in Regional Division VII and non-controlling interests.

(2)     In 2009, we paid a cash dividend for 2008 of Rp296.94 per share and interim cash dividend 2009 of Rp26.65 per share.

(3)     Includes current maturities of long-term debt.

Table of Content

Exchange Controls

Exchange Rate Information

The following table shows the exchange rate of Rupiah to US Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

	at Period End	Average	Low	High
Calendar Year	(Rp Per US$1)
2009(1)	9,400	10,356	11,980	9,400
2010(1)	8,991	9,078	9,365	8,924
2011(1)	9,068	8,773	9,170	8,508
2012(1)	9,670	9,419	9,670	9,000
2013	12,189	11,597	12,270	10,922
September(2)	11,613	11,346	11,613	10,922
October(2)	11,234	11,367	11,593	11,018
November(2)	11,977	11,613	11,977	11,354
December(2)	12,189	12,087	12,270	11,830
2014	11,634	12,057	12,267	11,620
January(2)	12,226	12,180	12,267	12,047
February(2)	11,634	11,935	12,251	11,620

Source: Bank Indonesia

(1)     Determined based upon the last day middle exchange rate of each month announced by Bank Indonesia applicable for the period.

(2)     Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For the year 2013, the average rate of Rupiah to the US Dollar was Rp11,597, with the lowest and highest rates being Rp12,270 and Rp10,922, respectively.

The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2011, 2012 and 2013. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp9,060 and Rp9,075 to US$1.00 as of December 31, 2011, Rp9,630 and Rp9,645 to US$1.00 as of December 28, 2012 and Rp12,160 and Rp12,180 to US$1.00 as of December 31, 2013.

The Consolidated Financial Statements are stated in Rupiah. The translations of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp12,170 to US$1.00 published by Reuters on December 31, 2013.

On March 20, 2014, the Reuters bid and ask rates were Rp11,440 and Rp11,450 to US$1.00.

Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As a State-Owned Company, and based on the decree of the Head of PKLN, we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

B.      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.      REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

Table of Content

D.      RISK FACTORS

A.      Risks Related to Indonesia

1.       Political and Social Risks

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

Indonesia is facing a couple of critical political events in 2014, namely the legislative election scheduled for April 9, 2014, and the election for President and Vice President scheduled for July 9, 2014. Political tensions are expected to increase during both the legislative and the presidential elections. President Susilo Bambang Yudhoyono is required to step down after having served two terms, thus the presidential election will likely be hotly contested, with an uncertain outcome.

Increased political tensions may cause social and civil disturbances and conflicts to increase. Social conflicts, in particular, may escalate in the lead-up period to the 2014 legislative and presidential election. The dynamics of political maneuvering to win the sympathy of different groups of the public may trigger friction at the grass-root level.

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

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009. Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

Table of Content

2.       Macro Economic Risks

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

Fluctuations in the value of the Rupiah may materially and adversely affect us

Our functional currency is the Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Rupiah as measured against other currencies, such as the US Dollar. The Rupiah continues to experience significant volatility. From 2009  to 2013, the Rupiah per US Dollar exchange rate ranged from a high  of Rp8,508  per US Dollar to a low  of Rp12,270  per US Dollar. As a result, we recorded foreign exchange losses of Rp210  billion in 2011, Rp189 billion in 2012 and Rp249 billion in 2013. The Rupiah depreciated significantly in 2013. As of December 31, 2013, the Rupiah per US Dollar exchange rate stood at Rp12,170 per US Dollar compared to Rp9,637.5 per US Dollar as of December 31, 2012.

To the extent that the Rupiah depreciates further from the exchange rate as of December 2013, our US Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly US Dollars and Euros, while a substantial majority  of our revenues are in Rupiah. Such depreciation of the Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Rupiah has generally been freely convertible and transferable, from time by time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Rupiah or by using its foreign currency reserves to purchase Rupiah. We can give no assurances that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Table of Content

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt is rated “Baa3” by Moody’s (upgraded from “Ba1” on January 18, 2012), “BB+” by Standard & Poor’s (upgraded from “bb” on April 8, 2011) and “BBB” by Fitch Ratings (upgraded from “BB+” on December 15, 2011). Indonesia's short-term foreign currency debt is rated “B1/NP” by Moody’s, “B” by Standard & Poor’s and “B” by Fitch Ratings. On January 18, 2012, Moody’s upgraded Indonesia’s long-term debt rating to investment grade status.

We can give no assurances that Moody’s, Standard & Poor’s or Fitch Ratings, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

3.       Disaster Risks

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

On September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets. There were a number of earthquakes detected in 2010 through 2013, although none of them presented significant risks to our business in general.

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

There are numerous volcanoes in Indonesia, any of which can erupt without warning. In October and November 2010, Mount Merapi in Central Java erupted several times, killing an estimated 140 persons, displacing several hundred thousand others in a 20 km radius, causing billions of dollars of property damage and disrupting air travel. Since April 2008, Mount Soputan in North Sulawesi, Mount Egon in Flores Island, Nusa Tenggara, Mount Ibu in North Maluku and Anak Krakatau in the Sunda Strait have shown significant increased volcanic activity. Mount Sinabung, 60 km (40 miles) southwest of Sumatra's main city Medan, erupted on August 29, 2013  after lying dormant for 400 years, and erupted again in November 2013. Ash and acrid smoke from the volcano blanketed villages and crops.

In 2010, our submarine cables forming part of our backbone suffered damage due to a tsunami in West Sumatra and an earthquake in Sumbawa. These were repaired.

Table of Content

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

4.       Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As an IDX, NYSE and LSE listed company, we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported herein in conformity with IFRS, however, we report our financial results to OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with regulations of OJK and the IDX, we are required to report our financial results to OJK in conformity with IFAS. We have provided to OJK our financial result for the financial year ended December 31, 2013, on March 6, 2014, which we furnished to the SEC on a Form 6-K dated March 19, 2014, which contains our audited Consolidated Financial Statements as of December 31, 2013 and for the year then ended and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp12,850 billion and Rp14,205  billion for 2012 and 2013, and our net income per share would be Rp133.84  and Rp147.42  for 2012 and 2013. Dividends declared per share were Rp87.24 for 2012. The dividends declared per share for the year 2013 will be decided at the 2014 AGMS, scheduled for April 2014.

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

We have been advised by Hadiputranto, Hadinoto & Partners,  our Indonesian legal advisor that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 53.1% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Series A Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2013, the Government had a 14.3% equity stake in PT Indosat Tbk. ("Indosat") which compete with us, in fixed IDD telecommunications services, and competes with Telkomsel in cellular services. The Government's stake includes the Series A Dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

B.      Risks Related to Our Business

1.       Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network (“PSTN”) for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

Table of Content

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

Although we have a comprehensive BCP and DRP which we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

Our networks, face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Although we have not experienced any material successful cyber attacks to date that have affected our operations, our network and our website are frequently targeted by cyber attacks. A successful cyber attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results. Our networks face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

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

Table of Content

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

As part of our continuing development of our TIMES business, we continue to seek to develop businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider therefore we cannot assure you that we will be able to effectively manage the growth of this business.

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

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIME services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a third-party provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. We are currently in the initial phases for the procurement of a replacement satellite, the Telkom-3S, which is currently planned for launch in 2016. Although the Telkom-1 satellite may still be operational for several years after the end of its currently estimated operational lifespan in 2015, if there is any delay in the development and launch of the Telkom-3S, or if the operational life of the Telkom-1 satellite ends before the Telkom-3S  is successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third-party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services, and could adversely affect our business, financial condition and results of operations.

Table of Content

2.       Financial Risks

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

Changes in the economic situation in the United States, including improvement or expectations of improvement in the U.S. economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies including the Rupiah since May 2013. In part, in an effort to support the Rupiah, particularly around May and June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate has since risen four times between June and November 2013 by an aggregate of 1,175 basis points to 7.5%. The increase of Bank Indonesia reference rate was followed by increases in the JIBOR and Bank Indonesia Certificate (“SBI”) interest rates. It is uncertain how the global markets and the Rupiah may be affected as the United Stated Federal Reserve continues the tapering of its bond buying program.There can be no assurance that the Bank Indonesia reference rate, JIBOR or SBI rate will not continue to rise in the future.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Rupiah and a majority of our capital expenditures are denominated in US Dollars. Most of our revenues are denominated in Rupiah and a portion is denominated in US Dollars (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Rupiah, including the US Dollars, to finance further capital expenditures.

Overall, our financial risk management program aims to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates. We have a written policy for foreign currency risk management, which mainly covers time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three up to twelve months.

The exchange rate of Rupiah weakened relative to the US Dollar in 2013, and in the future, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2011, 2012 and 2013, our actual consolidated capital expenditures totaled Rp14,603  billion, Rp17,272  billion and Rp24,898 billion (US$2,046 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

Table of Content

3.       Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On June 17, 2008, the Commission for the Supervision of Business Competition ("KPPU") determined that our Company, Telkomsel, PT XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk. (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk. (“Mobile-8”) and PT Smart Telecom (“Smart Telecom”)  had jointly breached Article 5 of Law No.5/1999. We and Telkomsel appealed the KPPU’s ruling to the Bandung District Court and the South Jakarta District Court, respectively. On April 12, 2011, the Supreme Court ordered a consolidation of the appeals and appointed the Central Jakarta District Court to handle the appeals. Neither we nor Telkomsel has received any notification from the court with respect to the resolution of this case.  See Item 8 “Financial Information – Consolidated Statements and Other Financial Information – Material Litigation”. If the District Court issues a verdict against our Company and/or Telkomsel, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

Class action lawsuits were filed against Telkomsel and Indosat during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holdings (Private) Limited’s prior cross ownership of shares in Telkomsel and Indosat, alleging price fixing of telecommunications services. The plaintiffs withdrew the lawsuit filed with the District Court of Bekasi. On January 27, 2010, the court dismissed the class action filed with the Central Jakarta District Court on the basis that the plaintiffs did not establish their legal standing and that two members of the plaintiff class did not qualify as class representatives. On May 24, 2010, the court dismissed the class action filed with the Tangerang District Court on the basis that the plaintiffs failed to establish their legal standing as class representatives.

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

4.       Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us

Reformation in Indonesian telecommunications regulation initiated by the Government in 1999 has, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continues  to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, interconnection rates have decreased in recent years. The current interconnection rates, effective in 2011, reduced rates by an average of 1.5% to 3.0% compared to the previous rates effective in 2008. See Item 4 “Information on the Company – Distribution and Marketing Strategy – Legal Basis and Regulation – Interconnection”.

Table of Content

The termination of Telkomsel’s premium SMS services from October 2011 as a result of MoCI Regulation No.1/PER/M.KOMINFO/01/2009 resulted in a substantial reduction in our revenues from these services. These  services have been resumed by Telkomsel from August 6, 2013 as allowed under MoCI Regulation No.21 year of 2013 dated July 26, 2013, regarding the Operation of Content Provider Services on Mobile Cellular Network and Local Fixed Wireless Network with Limited Mobility, which replaced MoCI Regulation No.1/PER/M.KOMINFO/01/2009. However, pursuant to the new decree, premium SMS service providers are required to meet stricter requirements that are more difficult to comply with. Accordingly we do not expect revenues from premium SMS services to return to levels seen prior to October 2011.

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

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004, and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the “009” access code. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

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

Table of Content

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

Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although we do not expect the amount of these fees to be material in 2013, there can be no assurance that they will not be substantial in the future.

5.       Risks Related to Our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 4.0% at the end of 2012 and by 4.5% at the end of 2013, revenues from our wireline voice services decreased by 8.2% in 2012 and by 8.3% in 2013. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease from 12.2% in 2012 to 10.4% in 2013.

We have been taking various measures in order to stabilize our revenues from wireline voice services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our fixed wireless business is in decline and this decline is likely to continue

Due to competition and the increasing popularity of mobile cellular platforms, our fixed wireless revenues and ARPU has been declining in recent years.

While fixed wireless tariffs historically were generally lower than GSM mobile cellular tariffs, in part due to regulatory changes in December 2010 in how right-of-use fees are calculated, tariff differences between fixed wireless services and GSM mobile cellular services are now generally negligible. In addition, there is limited frequency bandwidth of 5 MHz available for our fixed wireless platform, and the GSM platform is generally able to make more efficient use of frequency bandwidth. As a result, in 2013, we did not further develop our fixed wireless network (other than optimize existing BTSs for our fixed wireless network), and did not conduct any new product launches or promotional campaigns activities for this service. We do not plan to further develop our fixed wireless network in any significant way in the future.

As a result of above factors, and as we also undertook an exercise to remove inactive Telkom Flexi subscribers in late 2013 so that they are no longer recorded on our system as connections in service, the number of our fixed wireless connections in service declined sharply in 2013, from approximately 14.2 million as of December 31, 2011 and 17.9 million as of December 31, 2012 to 6.8 million as of December 31, 2013.

Our fixed wireless business has also seen lower average tariffs due to intense competition from the cellular market which has led to declining ARPU for Telkom Flexi, with blended monthly prepaid and postpaid ARPU decreasing from approximately Rp9,500 in 2011 to Rp8,700 in 2012 and Rp8,400 in 2013. As a result of the above factors, revenue from our fixed wireless revenue has declined, from Rp1,342 billion as of December 31, 2011 to Rp1,225 billion as of December 31, 2012 and Rp1,051 billion as of December 31, 2013. We expect that this declining trend will continue.

Table of Content

We plan to undertake a strategy to migrate our fixed wireless customers to our mobile cellular platform by offering promotional packages. However, we cannot assure you that we will be successful in this migration, as competition from other mobile cellular providers is intense. If we are not able to successfully migrate our fixed wireless users to our mobile cellular platform as and when they decide to migrate to another platform, it may adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators as well as mobile operators.

Wireless broadband access operators that received licenses in 2009 for Wi-Max technology began to establish their businesses in the fourth quarter of 2010 (for instance First Media) and in 2012 (Berca). In 2013, the regulator has permitted the Wi-Max operators to deploy the Long Term Evolution (“LTE”) technology. This will adversely affect our market share and revenues from our Speedy broadband service. The number of broadband mobile subscribers have increased with the Blackberry’s popularity. The increasing use of mobile broadband services also adversely affects our market share and revenues from our fixed data and internet services.

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

6.       Competition Risks Related to Our Cellular Business (Telkomsel)

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

In March 2010, Smart Telecom and Mobile-8 announced the signing of a cooperation agreement to use the same logo and brand under the brand name "Smartfren". On January 18, 2011, Mobile-8 acquired a significant number of shares in Smart Telecom, and on April 12, 2011 PT Mobile-8 Telecom Tbk. changed its name to PT Smartfren Telecom Tbk. In subsequent developments, XL has plans for the acquisition of Natrindo (Axis). On September 29, 2013, XL-Axiata has signed a CSPA with Axis for the acquisition of Axis’ shareholders. The strategic acquisition will position XL as the second largest operator while also acquiring additional frequency allocations to facilitate the roadmap to LTE (4G) technology. Further operator consolidation is likely in order to ensure that each operator can remain competitive, reduce operational costs, and also to “rebalance”  the broadband mobile frequency spectrum that require wider frequency bandwidth. The MoCI also supports operator consolidation, as it has been reluctant in recent years to issue new licenses for cellular players.

While operator consolidation may lead to improved conditions in the cellular telecommunication industry, it also present challenges for Telkomsel in maintaining its market position.

Table of Content

7.       Risks Related to Development of New Businesses

We believe that efforts to develop new businesses other than our telecommunication business as well as international expansion are necessary to ensure continuing business growth. We plan to undertake these activities through our subsidiaries, Metra and TII. Risks related to new business development include competition from established players, suitability of business model, the need to acquire new expertise in the new areas of operation, and risks related to online media (such as risks relating to intellectual property, consumer protection and confidentiality of customer data).

Focusing on international expansion is  one of our strategic business intiatives. In particular, we have already started expansion into seven countries, namely Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, and United States of America through our subsidiary, TII. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions for  example, our international operations could be adversely affected by political, or social instability and unrest, by regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preferences and a lack of expertise in the local markets in which we will be operation. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

We are a limited liability company incorporated under the laws of Indonesia and domiciled in Bandung. We trade under the legal name “Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk” and with the commercial name “Telkom”. We were converted from a state agency to a State-Owned Enterprise on September 24, 1991 and obtained status as a legal entity on November 19, 1991 for an indefinite period of time. Our registered office is located at Jl. Japati No.1, Bandung 40133, Indonesia, and our telephone number is +(62) (21) 521 5109. Our agent for service of process in the United States with respect to our ADSs is Puglisi & Associate at 850 Library Avenue, Suite 204, Newark, DE, 19711. Our corporate website may be accessed at www.telkom.co.id. The information found on our corporate website does not form part of this Form 20-F and is not incorporated by reference herein. Information about the legislation under which we operate is provided elsewhere in this Form 20-F. A description, including the amount invested, of our principal capital expenditures and divestitures (including interests in other companies), since the beginning of our last three financial years and information concerning our principal capital expenditures is contained elsewhere in this Form 20-F.

A description of our principal capital expenditures and divestitures, since the beginning of the last three financial years to the date of this Annual Report is set forth in Item 5 “Operating and Financial Review and Prospects – Liquidity – Capital Expenditures”. Information concerning our principal capital expenditures and divestitures currently in progress is also described in Item 5 “Operating and Financial Review and Prospects – Liquidity – Capital Expenditures”.

We are a State-Owned Enterprise that operates in the telecommunications and network services sector in Indonesia. Our history and certain information required by Item 4 of Form 20-F is as follows:

History of Telkom

1856-1882

On October 23, 1856, the Dutch colonial government deployed the first electromagnetic telegraph in Indonesia, connecting Batavia (Jakarta) with Buitenzorg (Bogor).

1906-1965

The Dutch colonial government established a government agency to operate post and telecommunications services in Indonesia. In 1965, the post and telecommunications services were separated and brought under the control of two state companies, PN Pos and Giro and PN Telekomunikasi.

1974

PN Telekomunikasi was split into two divisions, PT Industri Telekomunikasi Indonesia (“PT INTI”), which manufactured telecommunications equipment, and Perusahaan Umum Telekomunikasi (“Perumtel”), which supplied domestic and international telecommunication services.

Table of Content

1980

The international telecommunication business was taken over by Indosat.

1991

Perumtel became PT Telekomunikasi Indonesia or Telkom, and operations were organized into twelve regional units (“Witel”). These were later reorganized into seven regional divisions: Division I Sumatra, Division II Jakarta and Surrounding Area, Division III West Java, Division IV Central Java and DI Yogyakarta, Division V East Java, Division VI Kalimantan and Division VII Eastern Indonesia.

1995

We held our Initial Public Offering on November 14, 1995 on the Jakarta Stock Exchange and the Surabaya Stock Exchange. On May 26, 1995, we established Telkomsel, our cellular business subsidiary.

1999

The Telecommunications Law (Law No. 36/1999), which went into effect in September 2000, facilitated the entry of new players, intensifying the competition in the telecommunications industry.

2001

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

2004

We launched our international direct dial fixed line service.

2005

The Telkom-2 Satellite was launched to replace all satellite transmission services previously provided by the Palapa B-4 satellite. This brought our total number of satellites launched to eight, including the Palapa A-1 satellite.

2009

We underwent a transformation from an infocom to a TIME company. The new Telkom was introduced to the public with the new corporate logo and tagline, “the world in your hand”.

2010

The JaKaLaDeMa submarine and fiber optic cable project linking Java, Kalimantan, Sulawesi, Denpasar and Mataram was successfully completed in April 2010.

2011

We commenced the reform of our telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the Indonesian archipelago from Sumatra to Papua, and the True Broadband Access project, which will enable customers all over Indonesia to have broadband access to the internet.

2012

We sought to achieve widespread broadband penetration throughout Indonesia through the implementation of the Indonesia Wi-Fi program towards the development of Indonesia Digital Network.

We sought to improve business value creation by reconfiguring our business portfolios from TIME to TIMES (Telecommunications, Information, Media, Edutainment & Services).

Establishment of Telkom Corporate University to develop a globally competitive human capital (“from competence to commerce”).

2013

We commenced operations in seven countries, namely Hong Kong-Macau, Timor Leste, Australia,  Myanmar,  Malaysia, Taiwan  and United States of America.

Table of Content

BUSINESS OVERVIEW

Business Portfolio

We are a State-Owned Enterprise and currently the largest telecommunication service and network provider in Indonesia. We serve millions of customers throughout Indonesia with a complete range of telecommunications services that include fixed wireline and fixed wireless telephone connections, cellular services, network and interconnection services, as well as internet and data communication services. We also provide services in information, media and edutainment, including cloud-based and server-based managed services, e-Payment and IT enabler services, Pay TV, as well as e-Commerce and other portal services. We posted revenues of Rp77,127 billion and Rp82,967 billion, respectively, for the years ended December 31, 2012 and 2013.

Fixed line telephone services include local, direct long-distance (“DLD”), and international call services, as well as other telecommunications and supporting services. Fixed wireless services include local and direct long-distance CDMA-based telephone connections, and other  telecommunication services. Cellular services comprise cellulars  telecommunication service. Our telecommunications-related business may experience certain seasonal effects. Cellular  tend to increase around the Ramadhan lunar month and the culmination of the Eid  festivity, as well as during the December holiday season, while fixed line communications from homes and offices and fixed wireless communications may decrease when there are fewer working days in the period or a greater number of subscribers are on vacation. In 2013, except for OLOs who use our interconnection services and Telkomsel’s employee cooperative (“Kisel”), none of our customers accounted for more than 1% of our total revenues.

A substantial majority of our revenue has and continues to come from telecommunications-related services, including data and internet services. As a company that provides TIMES, we continue to encourage innovations in sectors other than telecommunications, and capture synergies among all of our products, services and solutions ranging from our legacy business to the new economy business (“NEB”). Our business portfolio is grouped into the following lines of business:

A.      Telecommunications Business

Our telecommunications business portfolio includes (i) fixed wireline services, (ii) fixed wireless services, (iii) cellular services, (iv) broadband and internet services, (v) network services, (vi) interconnection services, and (vii) ancillary services.

1.       Fixed Wireline Services

Our fixed wireline services include plain old telephone services (“POTS”), value-added services (“VAS”), Intelligent Network (“IN”) services and session initiation protocol (“SIP”) services. IN services are IP-based network services that are connected to our exchange systems and telecommunications network. SIP  services are IP multimedia subsystem (“IMS”) services which combines wireless and fixed line technologies for voice and data communications.

We succeeded in improving the performance of our fixed wireline business line through the implementation of a “More for Less” program in 2013, where, through bundling, subscribers are able to get deeper discounts with greater  telephone usage such as unlimited talk time using their home phone. Other features of our “More for Less” program, such as, unlimited broadband access with various bandwidth  options and television channels offered as part of program packages, helped promote our fixed wireline business as these products are offered to customers are part of a bundle with our fixed wireline services.

2.       Fixed Wireless Services

Our fixed wireless business, which uses limited mobility CDMA technology, is managed  by our Wireless Broadband Division under the trademarks "Telkom Flexi" or "Flexi". In 2013, we optimized existing BTSs for our fixed wireless network, but did otherwise further develop our fixed wireless network or conduct any new product launches or promotional campaigns activities for this service as we have initiated a migration strategy whereby we are encouraging our fixed wireless customers to enter into plans operated by Telkomsel. As we undertook an exercise to remove inactive Telkom Flexi subscribers in late 2013 so that they are no longer recorded on our system as connections in service, the number of our fixed wireless connections in service declined sharply in 2013, from approximately 14.2 million as of December 31, 2011 and 17.9 million as of December 31, 2012 to 6.8 million as of December 31, 2013.

3.       Cellular Services

We provide cellular communications services using GSM technology through our subsidiary, Telkomsel.  Cellular services (excluding  mobile data services) remained the largest contributor to our consolidated revenues in 2013. We have two primary types of cellular products and services,  postpaid services represented by “kartuHalo”  and prepaid services represented by simPATI  and Kartu As.

Table of Content

In 2013, with the increasing demand for data services from customers, Telkomsel added various data services to its range of products and services to complement its legacy  in voice  and SMS. In order to accelerate the adoption of 3G mobile devices, Telkomsel also intensified collaboration with device principals and distributors of local and global brands of mobile devices by introducing affordable 3G mobile device bundled packages.

–         kartuHalo  is a postpaid mobile communications service. As of December 31, 2013, kartuHalo had 2.5 million subscribers, up from 2.1 million subscribers as of December 31, 2012.

–         simPATI is a prepaid service that can be purchased at any cellular shop in the form of starter packs and top up vouchers.

–         Kartu As is a prepaid service that bills customers based on seconds of talk time. Kartu As targets the young customer segment.

In 2013, we introduced a number of marketing programs for cellular services to promote sales and enhance awareness of Telkomsel's brands. For example, kartuHalo. We believe Telkomsel’s promotional programs have succeeded strengthening our mobile cellular business in Indonesia. Our mobile cellular base increased from 125.1 million subscribers at the end of 2012 to 131.5 million by the end of 2013, an increase of 5.1% or 6.4 million subscribers.

4.       Broadband and Internet Services

We provide a range of products and services in data communication and internet services as described below:

-         Broadband internet, our primary non-cellular based broadband internet service, using ADSL and fiber optic technology, is offered under the commercial name “Speedy”. We also provide a prepaid on-demand, “pay as you use” broadband internet service using Speedy or Wi-Fi access under the commercial name of “Speedy Instan”. We also offer a triple play package combining broadband internet (Speedy), telephone services and content (UseeTV, home monitoring and music-Melon) under the commercial name “Indihome”.

-         Cellular data communication, Telkomsel provides internet and mobile data communications services through its mobile cellular network. This service is provided through Blackberry and other smartphone packages, wireless modems and dongles and non-package data services, primarily under the commercial name "Flash".

-         SMS services are provided to mobile and fixed wireless telephone subscribers.

-         “TelkomNet instan”  is our dial-up internet access service.

-         Wi-Fi/hotspot  is a wireless access solution for intranet and mobile internet data services in a particular area by utilizing our and other ISP’s payment facilities, or in bulk using Customer Premises Equipment-based Wi-Fi technology. In 2012, we launched “Indonesia Wi-Fi” or @wifi.id to meet the need for Wi-Fi based internet service at public places such as airports, shopping malls, hospitals, universities/schools, cafes, and other public places. Our “Indonesia Wi-Fi” service has a minimum speed of 10 Mbps to accommodate offloading, retail and other uses.

-         “FlexiNet”  is our internet access service that uses the Telkom Flexi fixed wireless network. Our “Flexi Hotspot” service provides customers who wish to enjoy high speed internet access through a wireless internet connection that is supported by our hotspot infrastructure. These services can be easily accessed from any device that has Wi-Fi capability by the FlexiNet Unlimited or Flexi Mobile Broadband username and the password in each hotspot.

-         VPN is a virtual private network service that uses the internet for secure connection to remote sites.

-         “Astinet”  provides high quality internet access using a default internet gateway and public IP address for a dedicated, fixed communication line 24 hours a day.

-         VoIP. We provide affordable international call services through our premium VoIP service package “Telkom Global-01017” as well as “Telkom Save” for regular international calls. Both services can be accessed by dialing a special prefix for international calls. To provide these services, we cooperate with 79 international wholesale carriers that can support our IDD call services worldwide, to deliver VoIP traffic.

-         ISDN PRA  is a digital network to facilitate multimedia telecommunications services, using wider bandwidth as well as inter-terminal digital systems to accommodate high-speed, high-quality and high-capacity voice, data and video communications through a single channel. We also provide ISDN-based internet access.

-         DINAccess  is a wireless communications service with dedicated access to provide LAN interconnection services and multimedia services at a speed adjustable to customer needs.

-         Global Datacom is a data communications service that lets corporate customers connect their headquarters with branch offices or clients across the globe. We work with global partners through TII, our subsidiary, in providing these services.

Table of Content

-         Metro Link is a Metro-network-based connectivity services that accommodates point-to-point, point-to-multipoint and multipoint-to-multipoint communications.

-         Metro I-net is a high capacity data network solution based on IP (Internet Protocol) or ethernet that provides flexibility, ease of use and effectiveness as well as quality assurance for corporate and SME customers.

-         Port Wholesale provides wholesale rental of port remote access servers to internet service providers, content service providers and corporate customers for subsequent sale to their customers.

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

6.       Interconnection Services

We also earn revenue from other telecommunications operators that utilize our extensive network infrastructure in Indonesia, both for calls that end at or transit via our network. Similarly, we  also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. In 2013, we increased our efforts to optimize the capability of Telkom Group through exploiting  synergies among Telkom, Telkomsel and TII with respect to interconnection services.

7.       Ancillary Services

We have exclusive agreements with some investors under revenue sharing arrangements to expand fixed line phone services, public card phones (including their maintenance), data and internet networks, and ancillary facilities related to telecommunications.

See Note 37 in the Consolidated Financial Statements of the Company for further details about these revenue sharing arrangements.

We also operate other supporting and ancillary businesses, which include the lease and/or supply of BTS to other cellular operators and the provision of various support facilities. We manage our telecommunications tower business through our subsidiary, Dayamitra.

B.      New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio

NEB and Strategic Business Opportunities are a part of our  IME portfolio. We have designated our subsidiary, Metra, as a sub-holding company that focuses  on our  IME business development.

Our information business portfolio includes:

1.       IT Outsourcing or Managed Application which provides cloud-based and server-based management services and IT consulting services.

2.       e-Payment/Payment services, including  the following:

-         Billing payment,  a service that allows customers to make payments to service or goods providers such as PLN, Telkom, PDAM, KAI, and others through collecting agents that include banks, cooperatives, BPR, convenience stores, and others.

-         Remittance  is money transfer service where neither the money sender nor the recipient need a bank account to complete a transfer, as transfers can be accomplished using only a mobile device.

-         e-Money  provides services to customers who wish to manage  money electronically through certain media (mobile, prepaid card, or a virtual account that can be accessed via the Internet) for use in electronic transactions.

-         e-Vouchers  or Telkom Voucher is a single voucher issued by us that can be used to purchase or recharge any of our services,  such as for Kartu As, simPATI, Flexi Trendy, and Speedy Hotspot.

3.       IT  enabler services include business process outsourcing and knowledge process outsourcing, which consist of:

-         Network centric value added services, comprising IT-based value-added services for data and phone, security services, and server and storage services for connectivity customers.

-         Integration services, comprising integration services for network and hardware associated with CPE,  integration services for applications and software, and integration services for computer hardware.

Table of Content

Our Media and Edutainment business portfolio includes the following :

1.       Television broadcast services comprising the following

-         Pay TV by satellite, a pay TV service broadcasted over satellite links offering premium-grade contents in news, sports, entertainment, and others.

-         IPTV, an Internet Protocol-based television ("IPTV") under the commercial name ”UseeTV Cable”. The service is delivered using the Speedy broadband access network, and offers ”pause and rewind” features for contents such as video-on-demand  programming, FTA TV, premium TV, internet radio and TV on demand, which allows playback of program content from the last seven days.

-         OTT TV (Over the Top TV), an internet  TV service under the commercial name ”UseeTV”  that can be accessed from Telkom's internet  network, offering free content such as video-on-demand programming, live  TV, internet radio, and some pay video programming. Similar to UseeTV Cable, the OTT TV is also capable of allowing play back of program content from the last three  days.

2.       Advertising  is a commercial service for the promotion of products or services of any third party that are presented in digital or print media, such as radio, television, internet, newspapers, brochures/leaflets and billboards.

3.       Portal  Services  facilitates content aggregation and distribution. In addition to sales and payments related to our products and services conducted through our e-Commerce  portal, our portal e-Store and on-device portal services also accommodate the sale and distribution of content or applications such as games, applications, news, sports news, educational content, music, ring back tones, SMS content and others, which can be downloaded directly by customer mobile device or internet  users. Content or applications can be obtained either at a certain price or free of charge.

Network Infrastructure

We pursue development of our network infrastructure to offer a more efficient and cost-competitive as part of the Government’s Master Plan for the Acceleration and Expansion of Indonesia's Economic Development (“MP3EI”) in line with our transformation into a TIMES provider under our Indonesia Digital Network ("IDN") program which began in 2012 and is also intended to support the establishment of a National Broadband Network To transform our infrastructure into a high quality, efficient and cost competitive infrastructure to deliver our TIMES services, we have been developing and improving our network infrastructure towards what we previously called the Telkom One network which is intended to be a jointly developed network used by our various units in the Telkom Group.

Our IDN program involves the following three program developments:

1.       id-Convergence  (“id-Con”): convergence of the node service network infrastructure into a multi-service and multi-screen integrated NGN.

2.       id-Ring: development of our transport network infrastructure into an IP-based and optical backbone network.

3.       id-Access: development of our customer access network infrastructure into a high speed broadband access through fiber optic and Wi-Fi networks.

A.      Fixed Line Network and Transmission

1.       Fixed Wireline Network

As of December 31, 2013, we managed 9.4 million fixed wireline connections. Our network and infrastructure IDN master plan aims to modernize  our legacy network to broadband access infrastructure network.

The following table shows data related to our fixed wireline network from 2009 to 2013:

Operating Statistics	As of and for the year ended December 31,
	2009		2010	2011	2012	2013
Exchange capacity	11,094,063		11,237,229	12,180,214	13,908,003	13,918,369
Installed lines	10,013,565		10,510,048	11,005,208	11,109,156	10,650,652
Lines in service(1)	8,376,793		8,302,818	8,688,526	9,034,010	9,350,806
Subscriber lines	8,038,294		7,980,337	8,323,175	8,672,332	9,080,236
Public telephones	338,499		322,481	278,505	273,929	270,570
Leased lines in service(2)	4,273		3,988	3,662	3,342	2,864
Fixed wireline subscriber pulse production (millions minutes)(3)	54,186	(4)	9,403	8,054	6,770	5,773

(1)     Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

(2)     Excludes leased lines for our network and multimedia businesses.

(3)     Consists of pulses generated by local and domestic long distance calls, excluding calls from public pay phones and cellular phones.

(4)     In millions of pulse for year 2009.

Table of Content

2.     Fixed Wireless Network

Our infrastructure consists of mobile switching centers (“MSC”) that are connected to every other trunk exchange. Each MSC is connected to a base station sub system (“BSS”), which consists of a base station controller (“BSC”) and a base transceiver station (“BTS”). These, in turn, connect the customers’ handheld devices and fixed wireless terminals to our fixed wireless network. The number of fixed wireless connections in service was 6.8 million as of December 31,  2013.

3.       Transmission Network

Throughout 2013, we continued to primarily  focus on the  development of our  broadband network, which serves as the backbone for our network infrastructure as a whole. Our backbone telecommunications network consists of transmission networks, remote switching facilities and core routers, which connect a number of access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable networks, as well as satellite transmission networks and other transmission technologies.

The following table shows our transmission capacity as of December 31, 2012 and 2013:

	Capacity (number of Transmission medium circuits)
Transmission Network	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2012	131,546	720	92	55	260	3
2013	131,303	736	100	58	337	3

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

In addition to our Telkom-1 and Telkom-2 satellites, we also lease transponder capacity for 30 TPE (transponder equivalent, @36 MHz), comprising 9 TPE from the JSAT-5A (132 BT) satellite, 10 TPE from the Etuelsat 172A (172 BT) satellite, 8 TPE from the Chinasat-10 (110 BT) satellite, and 3 TPE from the Intelsat-8 (169 BT) satellite.

The Telkom-3 satellite, launched in August 2012, failed to reach its usable orbit. We  had  insurance coverage for the procurement costs of Telkom-3 satellite. We  will lease additional satellite transponder capacity from third parties, if required to fulfill internal operational needs and  to accomodate the needs of customers. We are currently in the initial phases for the procurement of a replacement satellite, the Telkom-3S, which is currently planned for launch in 2016.

B.      Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE and 3.5G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1800 MHz frequency. Telkomsel’s 3G network uses 10 MHz of bandwidth on the 2.1 GHz frequency. Telkomsel tendered for and obtained a further 5 MHz of bandwidth on the 2.1 GHz frequency in 2013, which it began to use from October 2013, bringing its total bandwidth allocation on its 3G network to 15 MHz on the 2.1 GHz frequency.

As of December 31, 2013, Telkomsel’s digital network was supported by 69,864 BTS with an overall network capacity capable of facilitating the communication needs of 131.5 million customers.

C.      Data and Internet Network

To ensure a high level of reliability, we have built hierarchical and dual homing IP/MPLS-based internet  and data networks. Our  IP backbone network is now capable of serving all of Indonesia and as of December 31, 2013 covered of PoP locations with primary and secondary PoP which consisted of 22 terra router nodes, 6 core router nodes and 128  PE router  nodes.

Table of Content

We also operate an ethernet  carrier metro service as an aggregator  for broadband access traffic connecting to IP backbone. As of December 31, 2013, 813 Metro Ethernet  nodes were  in use to support our 163.9 Gbps broadband access services.

We provide fixed line-based broadband internet access using ADSL technology under the brand “Speedy”. As of December 31, 2013, we had capacity for 8.2 million homepass and were serving 3.0  million Speedy registered subscribers, an increase of 28.7% compared to 2.3 million registered subscribers as of December 31, 2012.

Our wireless broadband network infrastructure consists of wireless access gateways that are connected to wireless access connections, which are in turn connected to our access points. Using a variety of wireless broadband terminals such as laptop computers and other handheld personal devices, end users link to these access points  to use our broadband Wi-Fi services. As of December 31, 2013, we  had 75,250 access points.

Our subsidiary, Telkomsel,  also provides mobile cellular broadband service under the commercial  name “Flash” as well as a dedicated BlackBerry service. As of December 31, 2013, Flash had 17.3 million subscribers, a 56.5% increase compared to 11.0 million registered subscribers as of December 31, 2012. As of December 31, 2013, we had 7.6 million subscribers to our BlackBerry service, a 31.1% increase from 5.8 million subscribers as of December 31, 2012.

D.      International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”). Our international network is supported by submarine communications cable systems (“SCCS”) including the Dumai-Malaka Cable System, and the Thailand-Indonesia-Singapore (“TIS”) system, as well as by indefeasible rights of use, and satellite capacity. To consolidate our international network and expand domestic broadband services, our subsidiary, TII, entered into the Asia America Gateway cable consortium in April 2007 to develop the Batam-Singapore Cable System which connects Batam with Singapore and was completed in the first quarter of 2014. Through TII, we plan in the long-term to enhance international telecommunication access to regions in eastern Indonesia, diversify our services and capture business opportunities in South Asia, the Middle East and Europe.

Furthermore, we have entered into international telecommunications service agreements with a number of overseas operators to facilitate international call interconnections. Moreover, since we do not have agreements with telecommunications operators in all our IDD destinations, we have signed agreements with SingTel, Telekom Malaysia, Verizon, Belgacom, NTT, TIS, France Telecom and other telecommunications operators under which such operators act as hubs and route international calls to certain parts of the world. As of December 31, 2013, we had agreements with 79  international telecommunication service operators in 26  countries. We have focused on entering into more international telecommunications service agreements with other telecommunication operators to provide direct interconnections services in the top 20  most popular calling destinations for IDD outgoing traffic. In addition to connect with the 20  top countries for IDD outgoing calls, we are also connected to several telecommunications operators in various other countries.

To support the international services both voice and data, TII operates points of presence in various parts of the world, including in Asia (Singapore, Hong Kong, Malaysia, Japan, South Korea and Timor Leste), Europe (United Kingdom, Germany and Netherland) and the USA (Los Angeles, San Jose and New York).

CUSTOMER SERVICE

We provide a number of value-added services which allow our customers to conveniently access a wide range of our products and services.

A.      Personal Customer Segment

In order to facilitate our individual customers' access to our products and services, we operate a network of Plasa Telkom and GraPARI outlets, and contact centers and also provide services through our websites and on-line applications.

1.       Plasa Telkom & GraPARI

Plasa Telkom is a walk-in customer service point at which customers can access information on a range of products and services, including billing, payment, account suspension, promotional deals and submit complaints. As of December 31, 2013, we maintained 572 outlet Plasa Telkom in Indonesia and we opened an overseas Plasa Telkom in Hong Kong. As of December 31, 2013 Telkomsel’s had 408 customer service outlets consisting  of 86 GraPARI and 322 GeraiHalo. We also have 268 unit mobile customer service points under the name Mobile GraPARI.

Table of Content

2.       Contact Center

Our contact centers are call centers that allow customers to make enquiries regarding our products and services, billing, promotional offers and submit complaints by dialing "147" from any phone line. We operate 24-hour contact center facilities in Medan, Jakarta and Surabaya.

For cellular subscribers, Telkomsel operates 24-hour call centers under the brand “Caroline” which is the abbreviation of “Customer Care Online”. Caroline is accessible through various access numbers, some of which are available 24-hours and some of which are toll-free.

3.       Web-in

Web-in is an online facility for to our customers, where customers can access products and services independently through our website through the “MyTelkom” menu. Available services include e-Billing registrations, collective bill registrations, and complaints.

Our cellular customers can access on-line services through Telkomsel website on “MyTelkomsel” menu that launched in 2013. Through “MyTelkomsel”, our customer may purchase service packages for Flash internet, telephone, SMS, MMS, and international roaming conduct phone credit transfers, purchase flash gifts and monitor internet  quota usage. The customers can download the application for use on Android and BlackBerry.

B.      Corporate Customers

We categorize our corporate customers into business, enterprise, wholesale and international groups based on a numbers of criteria such as contribution to our revenues, our customers' geographic scope of operations and the type and range of products and services procured from us. As part of our strategy to provide streamlined customer service, we operate account management teams to manage our relationships with our corporate clients who are supported by the Telkom Solution House, SME Centers and Contact Centers, as described below.

1.       Account Management

Our Business Service Division caters to business customers, which include micro customers, SMEs, local governments, cooperatives and rural credit banks. Our Business Service Division accounts managers and representatives managers manage customers directly by conducting site visits and telephonically. We categorize business customers into three groups based on our customer’s line of business, namely public and general services, construction  and manufacturing services, and trading and business services. In addition, we also manage customers through community management, value added resellers, marketing and sales using web-based technology, and tele-account management.

Our Enterprise Service Division serves large enterprise customers including State-Owned Enterprises, national corporations and multinational corporations. Our Enterprise Service Division account managers and representatives primarily  manage relationships  by conducting visits to our clients' offices. We categorize enterprise customers into thirteen  groups based on our customers’  line of business, namely bank management services, education management services, energy & resources services, financial management services, government management services, hospitality & business services, healthcare & welfare services, logistic & transport services, manufacturing & agribusiness services, media & communication services, military & police services, property & construction services, and trading & distribution services.

Our Wholesale Service Division caters to wholesale customers which are categorized into the following carrier service groups:

–         Group carrier service 1: handling OLO Telkomsel, PT Hutchison  CP Telecommunication (“Hutchison”), AXIS, PT Sampoerna Telekomunikasi Indonesia and PT Pasifik Satelit Nusantara.

–         Group carrier service 2: handling OLO Indosat, XL-Axiata, Bakrie Telecom, Smart  Telecom, Batam Bintan Telecom and PT Indonesia Comnets Plus (“ICON+”).

–         Group carrier service 3: handling operators within the business scope of ISP, VoIP, closed user group, call center and satellite provider.

Our subsidiary, TII, caters to international carriers who provide TIMES portfolio overseas. The priority of provision of the services is determined in line with the opportunity in every countries where TII operates. We operate account management teams which are headquartered in Jakarta,  in Singapore, Hong Kong and Timor Leste. Beginning  in 2013, TII commenced operating telecommunication services in Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan and The United States of America.

Table of Content

2.       Telkom Solution Houses and SME Centers

We offer special services to our corporate customers through our Telkom Solution Houses located in Jakarta, Denpasar and Surabaya. We also operate SME Centers in Jakarta, Surabaya, Bandung, Palembang, Balikpapan and Makassar. Our  SME Centers function are as a community and business center.

3.       Contact Center

We provide a 24-hour contact number “500250” for business customers and a 24-hour toll-free number “08001Telkom” (“08001835566”) for enterprise customers.

Service Level Guarantee Program

We offer service level guarantees, which guarantee a specified minimum level of service to customers in terms of product quality and customer handling.

For individual customers, the program is available for fixed line, Flexi as well as data and internet subscribers. The service level guarantee is applicable to customers applying  for new connections, a  change in  type of service, resolution of service disruption, resumption of disconnected service and  complaints over customer billing. Under this program, we will provide non-cash compensation such as free subscriptions for a limited period, if we fail to meet the minimum standard.

For the corporate customer segment, the service level guarantee is provided under a contract agreed between us and the relevant customers. We offer service level guarantees to OLOs and certain wholesale customers who use our SL Digital, IP Transit and Metro-E products. Our guarantee covers the availability of our services and the time taken to install and repair the equipment we provide. We divide service levels guarantees for such customers into five classes of service (Bronze, Silver, Gold, Platinum and Diamond) which represent different levels of price, products and services offered and technical parameters guarantee.

Customer Satisfaction and Loyalty

We routinely engage independent market analysts to conduct surveys and market research on our customers' levels of satisfaction and loyalty. In 2013, we achieved the following levels of the Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”) using the “top two boxes” and “top three boxes with seven scales” methods, whereby survey participants are asked to rate their satisfaction and loyalty on a scale from one to five (or seven). CSI and CLI ratings are based on the percentage of participants which have provided the top two ratings out of five or top three ratings out of seven. Our CSI and CLI ratings are as follows:

–         personal customer segment: 80.16% in CSI and 67.64% in CLI.

–         business customer segment: 91.23% in CSI and 87.27 % in CLI.

–         enterprise customer segment: 94.28% in CSI and 97.26% in CLI.

DISTRIBUTION AND MARKETING STRATEGY

The following are the primary distribution marketing channels for our products and services:

1.       Plasa Telkom and GraPARI are  outlets that function as walk-in customer service points, where customers have access to the full range of Telkom and Telkomsel’s respective products and services. Customers can also access GeraiHalo outlets, which are managed by third parties and provide a more limited range of cellular services.

2.       Contact Centers handle enquiries regarding our products, services and customer transactions. Our contact/call centers currently do not handle payments. Our contact  centers also operate our customer care (telecaring) and telemarketing programs.

3.       Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third-party marketing outlets such as computer or electronic stores, banks, and others.

4.       Feet on The Street are sales agents that conduct direct marketing of our products, particularly for our Speedy  products, through door-to-door sales, open table discussions, exhibitions, product demonstrations, and other similar activities.

5.       Authorized dealers and retail outlets are sales and distribution outlets for a variety of telecommunication products such as Speedy Instan cards, Flexi subscription cards, starter packs, prepaid SIM cards and top-up vouchers. These dealers are non-exclusive, and they receive a discount on all of the products they receive. Retail outlets also include outlets jointly operated by us, Telkomsel and PT Pos Indonesia, as well as other outlets such as banks.

6.       Account Management Teams who manage relationships with our individual, business, and corporate customers.

7.       Telkom Solution Houses are places where an enterprise customer can obtain information on a variety of TIMES solutions, products and services, and the latest technology. At these Telkom Solution Houses, we provide free live demonstrations (such as Speedy, Hotspot, PDN, IP-Phone), live demonstrations for commercial products (such as video conference), enterprise consultation and ecosystem business solutions for customized TIMES for corporations, and simulated demonstrations (such as e-Payment & VPN over GSM and Flexi).

Table of Content

8.       SME Centers  function as a communication center supported with advanced office facilities, a community center where our customers can interact, and a commerce center especially for e-Commerce solutions.

9.       Our website  which provides customers with  information on the entire range of our products and services, multimedia as well as telephony, through the official company websites at www.telkom.co.id and www.telkomsel.com.

Marketing Strategy

Marketing communications and distribution channels are important in ensuring that our product/service offerings are directed at and reach the right customer segment. In addition to marketing using traditional (offline) media such as advertisement placement in television, print media, newspaper, and radio as well as during local events, we have also begun to intensify product marketing through the digital (online) media within various digital communities as well as building popularity in social networks.

Plasa Telkom and GraPARI outlets are our direct distribution channels. In addition to its function as a direct channel for our product distribution, these outlets also handles after-sales service for our customers, and disseminates information on programs, promotions and products to customers and end users. This distribution channel enables us to monitor and improve service quality, complaint handling performance, and customer satisfaction level in general. As of December 31, 2013, we operated 572  Plasa Telkom and 86 GraPARI outlets through Indonesia.

In the distribution of Telkom Flexi and Speedy Instan card (SPIN Card) and mobile cellular products, we engage a partnership of best-performing dealers, giving each of these partners a designated and exclusive sales area ("cluster") to manage. As of December 31, 2013,  we have partnerships with 53 official dealers that manage more than 83,000 retail outlets in 96 clusters. In addition, we  also have partnership arrangements with seven national retail partners and 17 national banking partners.

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

In keeping with changes in consumer behavior and lifestyle trends, we consistently develop sales partnerships on a national scale with number of partners. These comprise of sales of bundled  products through sales outlets owned by the respective partner, such as Samsung and Intel, among others.

As part of our strategy to promote internet  technology to the broader public and to improve customer knowledge about broadband internet  products and application, we have engaged in an initiative to develop Broadband Learning Centers ("BLCs"). At our BLCs, we provide facilities including air conditioned rooms, personal computers with internet  connections, blackboards, educational materials, and teachers and other speakers from our internal as well as in cooperation with other institutions. The BLCs  program primarily targets non-internet  users, as well as communities that are interested in deepening  their knowledge on internet and information technology topics, such as students and collegues. In addition to facilitate  events, the BLCs  facilities can also be used by communities for events related to education and information technology development. As of December 31, 2013, we operate a total of 218 BLCs in various locations throughout Indonesia.

Telecommunications Industry in Indonesia

Indonesia's telecommunication industry has shown rapid growth ever since the transformation of the telecommunication sector from monopoly to competitive, enacted by the Government through Law No.36 Year 1999 on Telecommunication. This growth is moreover further accelerated by advances in communication technology using radio frequencies, as alternative telecommunication means to communication through cable networks and satellite.

Compared to the growth of fixed wireline telephony for many decades that eventually stagnated at only around 9.4 million lines, the telecommunication teledensity in Indonesia has since experienced a very significant jump in less than 20 years to more than 310 million lines, driven primarily by the growth of cellular telephony, as well as fixed wireless telephony. The cellular telephony business also continues to grow through a variety of innovations as well as constant adaptation to changes in market demands and consumer preferences. While the growth in voice and Short Messaging Service (“SMS”) has showed signs of declining in recent years, there was at the same time a marked strengthening in the growth of data communication and mobile internet access services.

Table of Content

There are a number of factors or conditions that point to good growth prospects for Indonesia's telecommunication industry, including:

1.       Indonesia's demographics, with the fourth largest population in the world and a fast growing middle class segment, as well as Indonesia's economy that has shown stable and respectable growth in recent years, are expected to drive further demands for telecommunication and data services.

2.       While internet penetration in the country is still relatively low compared to peer countries in the region, people in Indonesia is becoming increasingly exposed, and are increasingly adopting global trends in digital lifestyle, as shown especially in the marked increase of smartphone usage with more affordable prices as well as higher levels of social networking media activities. We expect that the growth of mobile internet services will continue to be fueled on the back of the increasing popularity of smartphones, tablets and other internet-enabled mobile devices in Indonesia, faster data transmission of wireless networks, and increasingly affordable smart devices and mobile internet services.

3.       The increasingly open and tight competition among telecommunication  operators, which is expected to result in improved service quality, higher industry efficiency, and constant innovations in products or services, and will eventually drive more growth in Indonesia's telecommunication industry.

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

-         create  business opportunities for small and medium enterprises; and

-         facilitate  new job opportunities.

A.      Telecommunications Law

The telecommunications sector is primarily governed by Law No.36 year 1999 (“Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

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

Table of Content

B.      Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him through Telecommunication Law, the Minister of Communication and Information  sets policies, regulates, supervises and controls telecommunications industry in Indonesia. On October 28, 2010, MoCI engaged in certain organizational and administrative reforms that included transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and Directorate General of Post and Informatics (“DGPI”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information. Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications, which transfer all substances related to the postal  and telecommunications sectors  to the DGPI including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters related to radio frequency spectrum and standardization of telecommunications equipments  were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by  MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”). Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA which is chaired by the Director General of Post and Informatics Operations and comprises of nine members, including six members of the public, and three members selected from Government institutions (DGRE and Director of DGPI and a  government representative appointed by the Minister of Communication and Information). Other regulatory functions of the ITRA include:

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

MoCI Regulation No.1/2010 classified  network operations into fixed and mobile networks. Fixed network operations are grouped into:

-        local fixed network operations;

-        fixed domestic long distance operations;

-        fixed international connection operations; and

-        fixed closed network operations.

Table of Content

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

E.      DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as the first DLD service provider, we were required to gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed the deadline for the implementation of three-digit access code for DLD calls throughout all the area code in Indonesia until September 27, 2011.

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

Table of Content

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

H.      Cellular

Cellular telephone service is provided in Indonesia on the radio frequency spectrum of 1.8 GHz (DCS technology), 2.1 GHz (UMTS technology) and 900 MHz (GSM and UMTS technology). The MoCI regulates  the use and allocation of the radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 900 MHz, 1.8 GHz and 2.1 GHz frequency bands. The Government conducted tenders  for the allocation of the 2.1 GHz radio frequency spectrum, and allocated bandwidth, in 2006, the Government allocates through the tender prosess for allocation at 5 MHz, while for the allocation of additional radio spectrum allocated through an evaluation mechanism was in 2009  and a selection in 2013. The allocation of bandwidth in the 2.1 GHz frequency spectrum is regulated by:

-         MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006 regarding the Determination of Winner of IMT-2000 Mobile Cellular Operator Selection at 2.1 GHz Radio Frequency Band;

-         MoCI Decree No.268/KEP/M.KOMINFO/9/2009 regarding the Determination of Additional Allocation of Radio Frequency Bandwidth Blocks, Tariffs, and Payment Scheme Radio Frequency Spectrum Right of Usage Fees for IMT-2000 Mobile Cellular Operators at 2.1 GHz Radio Frequency Band; and

-         MoCI Decree No.191 Year 2013 regarding the Determination of PT Telekomunikasi Selular as Winner in the Selection of Users of Additional Frequency Bandwidth at 2.1 GHz Radio Frequency Band for IMT-2000 Mobile Cellular Operators.

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

Table of Content

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

On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to Directorate General of Post and Telecommunication (“DGPT”)  Decree No.205/2008, the ITRA and the MoCI approved RIO proposals from all operators to replace previous interconnection agreements. The RIO approved in 2008 was effective  until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This is the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. In this process, we  were appointed as a default data source for the calculation of fixed wireline  and fixed local interconnection tariffs. Our subsidiary, Telkomsel, and Indosat were similary appointed as the default data source for the calculation cellular interconection tariffs. Meanwhile, Indosat data is positioned as a benchmark for calculating the cost of cellular mobile network interconnection. The results of this  interconnection charges reform  caused a slight decrease in interconnection costs.

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

Table of Content

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

N.      USO

All telecommunications operators, whether network or service providers, are bound by a USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding the USO (as amended by MoCI Regulation No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) stipulated, among others, details services that shall  be provided in relation to USO regulation, which is providing telephone, SMS and internet access services in remote and other areas of Indonesia that have been classified as USO regions where it is not economical to provide these services.

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts and/or  interconnection charges and/or connection charges. Pursuant to Government  Regulation No.7/2009 dated January 16, 2009,  regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”) and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the current USO tariff rate is 1.25% of gross revenue, net of bad debts and/or interconnection charges and/or connection charges.  Subsequently, in December 2012, Decree No.05/PER/M.KOMINFO/2/2007 was replaced by Decree No.45 year 2012 of the MoCI which was effective from January 22, 2013. The Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

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

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, net of bad debts and/or  interconnection charges and/or connection charges.

Table of Content

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

Table of Content

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

Indosat remains our largest competitor with respect to fixed line and DLD services and we also compete against other fixed line service providers such as PT Bakrie Telecom Tbk. (formerly Ratelindo) and PT Batam Bintan Telecom. However, traditional fixed line services have faced and will continue to increasingly face competition from cellular services, particularly as cellular tariffs decrease, and from other alternate services such as fixed wireless, SMS, VoIP and e-mail services.

Telkom Flexi, our fixed wireless network is the largest in Indonesia with coverage of 370 cities offering limited mobility and charging customers based on PSTN tariff that is principally lower than GSM. For comparison, Indosat in 2004 launched its CDMA-based fixed wireless phone service under the brand name “StarOne” in Jakarta and Surabaya. Bakrie Telecom offers fixed wireless services in more than 30 cities and Mobile-8 was granted a nationwide fixed wireless access license in 2009. In general, the technologies employed by CDMA and fixed wireless access operators are less capital-intensive, previously allowing these operators to offer more competitive prices than GSM operators. Furthermore, licensing fees for radio stations of fixed wireless mobile phone connections is lower than cellular.

B.      Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2013, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 80.4 % of the full-mobility cellular market. Other providers include Hutchison, Natrindo, Smart Telecom and Bakrie Telecom.

There were approximately 310  million full-mobility cellular subscribers in Indonesia as of December 31, 2013, a 12.3 % increase from approximately 276  million as of December 31, 2012.

We believe that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2013, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 131.5 million cellular subscribers and a market share of 42.4 % of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 19.2 % and  18.7 %  respectively, based on the estimated  number of subscribers as of December 31, 2013. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

Table of Content

The following table sets out information as of December 31, 2013 for each of the three leading cellular providers with national coverage:

Operator
	Telkomsel	Indosat	XL Axiata
Launch date	May-1995	Nov-1994(2)	Oct-1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	30 MHz
3G Licensed frequency bandwidth (2.1 GHz)	15 MHz	10 MHz	15 MHz
Market share(1)	42.4%	19.2%	18.7%
Subscribers(1)	131.5 million	59.6 million	58.1 million

(1)   Internal estimate, dated December 31, 2013  based on various statistics compiled by us.

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

C.      IDD

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat, as well as Bakrie Telecom. IDD also faces competition with VoIP and other internet-based voice services likes Skype and Google Talk.

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

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, offer budget calls and other products aimed at price sensitive users such as prepaid calling cards. We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with internet-based voice services likes Skype and Google Talk.

E.      Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure. This need is driven by the high demand from services such as cellular backhaul, broadband backhaul, enterprise network, OUTV (Occasional Usage TV), military and Government network, DTH television, flight communication, and disaster recovery.

At the same time, the supply of available satellite transponders in Southeast Asia is limited. Almost all of the orbital slot positions covering Southeast Asia are occupied. Of the satellites currently under construction one is planned to occupy the 1180E orbital slot, but it is estimated to enter service only in 2016.

Generally, large global satellite operators can use economies of scales to offer more competitive prices without affecting their financial performance. This may result in a market premium subsidy in very competitive markets.

Table of Content

There are 18 satellite operators with satellites covering Southeast Asia:

1.       SES Global (Luxembourg)

2.       Eutelsat Asia (France)

3.       APT Satellite (Hong Kong)

4.       AsiaSat (Hong Kong)

5.       JSAT (Japan)

6.       MEASAT (Malaysia)

7.       MCI – Media Citra Indostar (Indonesia)

8.       Indosat (Indonesia)

9.       VinaSat (Vietnam)

10.   SingTel/Optus (Singapore)

11.   Telkom (Indonesia)

12.   ChinaSat (China)

13.   Mabuhay (Philippines)

14.   Thaicom (Thailand)

15.   ABS (Hong Kong)

16.   Lippo Star (Indonesia)

17.   Intelsat (US)

18.   Telesat (Canada)

Our satellite operations primarily consist of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services to domestic and international users. We face competition from foreign and domestic service providers and compete most closely in Indonesia with Indosat and PSN. Other private satellites serving the broadcasting market within the coverage of the Telkom-1 and Telkom-2 satellites include AsiaSat-2, AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom-3, Measat-2, Measat-3, Measat-3a, PanAmSat-4 and PanAmSat-7. Our direct competitors in Asia are Measat Sdn. Bhd, which operates the Measat satellites, APT Satellite which operates the Apstar satellites, and Shin Satellite PCL, which operates the ThaiCom satellites.

The satellite industry in Indonesia is one of the most competitive in Southeast Asia. This is evident from the shift in market structure since 2003 from monopoly to oligopoly. One of the reasons for this shift in market structure is that the domestic satellite industry is not strictly regulated by the Government of Indonesia. Although Ministerial Regulation No.37/P/M.KOMINFO/12/2006 dated December 6, 2006 issued by the MoCI was intended as an entry barrier for foreign satellite operators, the currently applied “open sky” policy has in fact increased competition amongst domestic and foreign satellite operators. Another factor in the shift in market structure is the limited capacity of domestic satellite operators, which are thus unable to benefit from the fast growing market demands in Indonesia.

In view of market opportunities and limited supply, we plan to expand our  satellite business with the construction of Telkom-3S satellite through a partnership on acquired orbital slot. The Telkom-3S satellite is currently under development.

The current trend in the satellite business is the development of broadband satellite. As the bandwidths in the C-Band and Ku-Band frequencies are fully utilized, utilization of the Ka-Band frequencies will become an option. The technology for Ka-Band frequencies has  been progressing rapidly in the last decade. Broadband satellite utilize Ka-Band frequencies with a re-use configuration, resulting in capacities of up to 100 Gbps. Currently, we are engaged in design and demand studies for broadband satellites.

F.       BTS

As of December 31, 2013, we operated 75,579 BTS located throughout Indonesia. Through our subsidiary, Dayamitra, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat, Bakrie Telecom and PT Tower Bersama Infrastructure Tbk.

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

Table of Content

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

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services. We have secured new licenses that have been adjusted as required of which are as follows:

A.      Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, domestic  long distance, international call and closed fixed network, explained as follows:

-         MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk;

-         MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of Domestic Long Distance and Basic Telephony of PT Telekomunikasi Indonesia Tbk;

-         MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of International Call and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk; and

-         MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Closed Fixed Network of PT Telekomunikasi Indonesia Tbk.

Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by us based on MoC Decree No.KP.162 of 2004 dated May 13, 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

B.      Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band, 22.5 MHz of radio frequency bandwidth in the 1800 MHz band, and 15 MHz of radio frequency bandwidth in the 2100 MHz band.  The licenses  do not have a set expiry date, but will be evaluated every five years. Telkomsel also hold licenses  from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the  expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

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

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting our subsidiary, TII, a license to operate a closed fixed line network which enables TII to provide international infrastructure services. Separately, TII secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

Table of Content

D.      VoIP

We are licensed to provide internet telephony services for public needs as stated in DGPT Decree No.384/KEP/DJPT/M.KOMINFO/11/2010 dated November 29, 2010 on Voice over Internet Protocol ("VoIP") services. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.226/DIRJEN/2009 regarding the provision of ITKP services. This license does not have a set expiry date, but it will be evaluated every five years by the Government.

E.      ISP

We are licensed as an ISP under DGPI Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia internet access services with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

F.       Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to DGPI Decree No.331/KEP/M.KOMINFO/09/2013 dated on September 24, 2013 regarding license for Internet Interconnection Service (Network Access Point) for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

G.      BWA

In July 2009, we won a tender for a BWA license and the right to provide BWA services in twelve zones, comprising eight zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services. Because of inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3 GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

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

Table of Content

H.      Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPI Decree No. 169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications Systems Services Operation for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date but will be thoroughly evaluated every five years.

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

K.      IPTV

On April 27, 2011, we and TelkomVision together obtained a license to operate IPTV services through MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. We now provide IPTV services in five locations: Greater Jakarta, Bandung, Semarang, Surabaya and Bali, under the brand “UseeTV”.

L.      Construction Services Business License (“IUJK”)

On June 6, 2012, the City Government of Bandung issued a construction services business license to us through IUJK No.1-3273-858971-2-001772 for Telkom. The IUJK is valid for the execution of construction services throughout the domain of the Republic of Indonesia, comprising architecture, civil, mechanical and electrical works. The IUJK is valid until June 5, 2015.

Telecommunications Services Tariffs

We set our telecommunications tariffs in accordance with government regulations. Under Law No.36/1999 and Government Regulation No.52/2000, tariffs for operating  telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

A.      Fixed line  telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Procedure for Tariff Determination for Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

-         Activation fee

-         Monthly subscription charges

-         Usage charges

-         Additional facilities fee.

Table of Content

B.      Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

-         Basic telephony services tariff

-         Roaming tariff, and/or

-         Multimedia services tariff,

with the following traffic structure:

-         Activation fee

-         Monthly subscription charges

-         Usage charges

-         Additional facilities fee.

C.      Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnection tariffs effective from January 1, 2011 for cellular mobile network, satellite mobile network and fixed local network, and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

Based on Decree No. 201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011 of the Director General of Post and Informatics, ITRB approved the Company’s revision of Reference Interconnection Offer (“RIO”) regarding the  interconnection tariff.

ITRB, in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for interconnection SMS tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

D.      Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

E.      Tariff for other services

The tariffs for satellite lease, telephony services and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

F.      IMES tariffs

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Trademarks, Copyrights, Industrial Designs and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of the creativity involved, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents, with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights of the Republic of Indonesia.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

Table of Content

The following table lists the brands that have been registered by us in 2013:

No	Title	Application No.	Application Date	Registration Date
1	Speedytrek Xpose Ur Music	J002009011733	April 8, 2009	April 19, 2013
2	Speedy Groovia	J002010035301	October 1, 2010	December 9, 2013
3	DELIMA	J002011004453	May 11, 2011	January 7, 2013
4	TELEPON RUMAH	J002011026179	July 1, 2011	August 19, 2013
5	Flexi-Lebih Irit kan	J002011026180	July 1, 2011	August 19, 2013

The following table lists the brands that we have applied for registration for in 2013:

No.	Title	Application No.	Application Date
1	U See Zone	J002013014812	April 2, 2013
2	UTV	J002013004813	April 2, 2013
3	U Zone	J002013004814	April 2, 2013
4	U	J002013004815	April 2, 2013
5	U meet me	J002013022833	May 16, 2013
6	Indi Home	J002013057768	December 3, 2013

The following table lists the copyrights that have been registered by us in  2012 and 2013:

No.	Innovation Title	Application No.	Application Date	Registration Date	Innovation Number
1	Telkom UTV Mobile Primetime	C00201205694	December 11, 2012	December 16, 2013	065583
2	Telkom Game Center Application	C00201300509	February 7, 2013	November 15, 2013	065500
3	ART Promo Application	C00201300510	February 7, 2013	November 15, 2013	065501
4	Telkom Store Application	C00201300511	February 7, 2013	November 15, 2013	065502
5	Qonnect Application	C00201300512	February 7, 2013	November 15, 2013	065503
6	Telkom SNS Hub Client	C00201300513	February 7, 2013	November 15, 2013	065504
7	“Transformer” Computer Program	C00201203811	August 8, 2012	July 1, 2013, 2013	063830
8	“Global Billing Application” Computer Program	C00201203812	August 8, 2012	July 1, 2013, 2013	063831
9	“Internet Bijak” Logo	C00201203814	August 8, 2012	July 17, 2013	064136
10	“Telkom Cloud-explore the possibilities” Logo	C00201203815	August 8, 2012	July 17, 2013	064137
11	“U See TV” Logo	C00201203816	August 8 2012	October 29, 2013	065176
12	SIP Client	C00201104855	December 20, 2011	October 12, 2012	060930
13	Location Based Social Networking	C00201104856	December 20, 2011	October 12, 2012	060931
14	Supply Chain Management Application	C00201200612	February 8, 2012	December 10, 2012	061589
15	RBT Advertising	C00201200613	February 8, 2012	December 10, 2012	061590
16	Web-based Remote Control Application on Speedy Network	C00201200614	February 8, 2012	December 10, 2012	061591
17	Flexi Belajar	C00201200615	February 8, 2012	December 10, 2012	061592
18	Customized Personal View	C00201200616	February 8, 2012	December 10, 2012	061593
19	Telkomsel Market	C00201200617	February 8, 2012	December 10, 2012	061594

We applied for the following copyrights in 2012 and 2013:

No.	Innovation Title	Type of Intellectual Property Rights	Application No.	Application Date	Registration Date
1	Telkom Telemetering Smart Home	Computer Program	C00201205695	December 11, 2012	-
2	U See Zone	Logo	C00201301288	April 2, 2013	-
3	U Zone	Logo	C00201301289	April 2, 2013	-
4	U	Logo	C00201301290	April 2, 2013	-
5	UTV	Logo	Coo201301291	April 2, 2013	-
6	Firmware Telkom Homegateaway	Computer Program	C00201301292	April 2, 2013	-
7	Indi Home	Logo	C00201305330	December 3, 2013

We did not file for the registration of any patents in 2013.

Table of Content

Network Development

A.      Fixed Line Network Development

In 2013, we continued to enhance our network infrastructure and develop our IDN. Our IDN plans represent our commitment to continue developing and improving the quality, efficiency and cost-structure of our network infrastructure. In line with our transformation into a TIMES provider, we are focused on delivering (i) an integrated NGN for the provision of multiple services (“id-Con”), (ii) IP-based optical backbone networks (“id-Ring”) and (iii) high speed broadband access through a fiber optic network and through Wi-Fi (which we term “id-Access”).

Project	Description
Java-Sumatra-Kalimantan Project (“Jasuka”)

We continue to expand the Jasuka submarine infrastructure backbone to support internal needs and demand for domestic and international internet services. During 2013, we expanded capacity by 2 x 100 Gbps. We have now completed three of the five segments of the project, namely Tanjung Pakis - Tanjung Pandan, Cikupa - Dumai and Pontianak - Batam, while the other two segments namely Dumai - Batam and Tanjung pandan – Pontianak, are scheduled to be completed in May 2014 and July 2014, respectively.

Mataram-Kupang Palapa Ring Project	In 2013 we only expanded this project with bearers of 2 x 10 Gbps connecting Mataram and Kupang and Mataram and Maumere. This project was completed in 2013.
Development and Modernization of Broadband Access through the TITO Scheme

In 2013, we successfully migrated an additional 356,602 customers to fiber optic access through our broadband access development and modernization program through the application of the TITO method, pursuant to which our existing copper cables are replaced with more modern optical cables that are backed by active device technologies such as MSAN, GPON and FTTx.

Broadband Access Development with MSAN (Multi Service Access Node) Platform

As of December 31, 2013, we had expanded our MSAN broadband network platform to have a capacity of 1,124,080 connections.

In 2014, we plan to expand our broadband network by equipping aproximately 70% of it with FTTx technology and the reminder with MSAN technology.

Fiber To The Home Development Project

We deployed our gigabyte passive optical network in 2013 with 1,937,134 homepass as part of the deployment of our fiber to the home development project. In 2014, we plan to continue the expansion of our broadband access infrastructure, prioritizing the utilization of gigabyte passive optical network technology to expand the implementation of our fiber to the home network.

IMS (IP Multimedia Subsystem) Development

IMS development is part of our infrastructure transformation and is intended to modernize our service nodes by providing IP capability, convergence, and enabling new application-based services that will allow us to integrate new customers and migrate existing customers towards multi-services and multi-screen features. In 2013, IMS nodes were built and operated serving 4,846,627 customers.

TSCS (Tarakan Sangata Cable System)

To increase network capacity and build highly reliable transport backbone, we started the construction of the Sumatra-Bangka and Tarakan-Sangata submarine transport systems in 2011. In 2013, we began laying cable commissioning tests for the TSCS project.

In 2014 we plan to perform an integration test and load the TSCS network with commercial traffic.

Implementation of the Telkom Cache System

We began the construction of the Telkom Cache System in 2012 in order to increase efficiency in the usage of our international internet bandwidth as well as to improve the quality of our internet service. Measurements conducted in 2013 showed that the implementation of Telkom Cache System can potentially save up to 28% of bandwidth. In 2013, we implemented the Telkom Cache System in 12 locations.

Sulawesi, Maluku, Papua Cable System Project

In 2012, we began the construction of the Sulawesi, Maluku, Papua Cable System Project in order to expand the scope of our fiber-optic-based submarine transport backbone in eastern Indonesia. This project is expected to provide a maximum capacity of 40 x 100 Gbps and an initial capacity of 1 X 100 Gbps during the first phase.

The work has been carried out in the year 2013 are: contract signature Package # 1 (Sulawesi & Maluku area) and Package # 2 (Papua area), Kick Off Meeting Telkom and Contractors, Site Survey (Dry and Wet part) and Installation of Out site plan at several locations. The Maluku – Sulawesi segment of the cable system, which is considered the first phase of this project, is expected to be completed in December 2014 – January 2015.

Jakarta-Batam-Singapore Cable System Project

We continued to improve the capacity and reliability of our network for international broadband internet service through the development of Jakarta-Batam-Singapore cable system with capacities of 1 x 40 Gbps and 9 x 10 Gbps. The Batam-Singapore segment is expected to be completed in 2014.

In 2013, we expanded the capacity of this project with the completion of 1 x 40 Gbps and 9 x 10 Gbps.

In order to further strengthen our TIMES services, we plan to:

1.       Continue to improve the capability of our networks to improve our enterprise broadband and broadband anywhere services in Indonesia.

2.       Continue to improve the capability of the full-IP data transport network through the following programs: increasing domestic and international internet bandwidth, expanding the Terra IP backbone, expanding IP over lambda with 10 Gbps, 40 Gbps and eventually 100 Gbps per lambda, facilitating convergence and realizing synergies among networks in Telkom Group, continuing the development of Metro Ethernet which function as a single metro transport network to provide IP and multi-play-based services, continuing the development of FTTH, and continuing to replace our existing copper cables with fiber optic cables through the TITO mechanism.

Table of Content

3.       Expand the capacity of the IMS-based smart core,  install and implement new services, continue to implement an integrated customer profile database, and optimize our service delivery platform as a service brokerage and orchestration.

4.       Expand broadband coverage to enterprise and residential customers through a series of programs, including managed enterprise services, managed smart CPE, home automation, surveillance, and home interconnection.

Details of our other significant commitments and contracts are presented in Note 38 to the Consolidated Financial Statements.

B.      Fixed Wireless Network Development

In 2013, we optimized existing BTSs for our fixed wireless network, but did otherwise further develop our fixed wireless network due to our migration strategy. As of December 31, 2013, we had 5,715 BTSs in our fixed wireless network.

C.      Cellular Network Development

GSM-based cellular services operated by our subsidiary, Telkomsel, now cover all cities and regencies in Indonesia. In 2013, Telkomsel deployed an additional 15,567 BTS.

D.      Data Network Development

In 2013, we continued to improve the quality of our data network by increasing our capacity and network coverage. During the year, we increased our MSAN-based broadband access by 1,124,080 homepass and fiber to the home-based broadband access by 1,856,119 homepass. As of December 31, 2013, we had 8,196,055 homepass with broadband access. We also expanded the capacity and coverage of our Metro Ethernet and expanded the coverage and capacity of IP Core through the implementation of 10 Gbps and 40 Gbps lambda IP-based network services and the implementation of terra router. In 2013, we added an additional 6 terra router nodes bringing the total number of terra router nodes that we operate to 28 as of December 31, 2013, providing nation-wide coverage in Indonesia.

As part of our IDN program, we improved our IP Core network which supports our TIMES businesses and integrated our NGN core network between with our fixed wireline and fixed wireless businesses. Our IP Core was developed by adding core router nodes, PE (primary edge) router nodes and Ethernet ports. As of December 31, 2013, our IP core network consisted of 6 core router nodes, 128 PE (primary edge) router nodes, 721 10GB Ethernet ports and 2,650 1GB Ethernet ports.

We expanded our Metro Ethernet network by setting up and upgrading 813 nodes which enables us to provide broadband services throughout Indonesia. The Metro Ethernet network is also used as the main link for the IP DSLAM, MSAN for Speedy broadband service, softswitch, IP VPN and GPON broadband, whether for mobile backhaul, corporate business solutions or triple play services. In 2013, we added 5,242  node B BTSs, resulting in a total of 9,559  nodes B BTSs.

As of December 31, 2013, we had expanded our internet gateway capacity to an installed capacity of 292 Gbps. In order to ensure adequate internet gateway capacity in anticipation of the expected rapid growth in fixed and mobile broadband traffic. In 2013, we also cooperated with Akamai, Google and Yahoo to operate a content distribution network (“CDN”) with a capacity of 261 Gbps.

Throughout 2013, we continued to expand the coverage of our Indonesia Wi-Fi services by installing additional access points, through our own regular deployment program as well as through the implementation of a variety of partnership schemes. A total of 75,250  access points were installed as of December 31, 2013.

CORPORATE STRATEGY

Our strategic target to achieve our objectives in 2013 was improving market capitalization. Our strategies consisted broadly of:

-         Directional strategy: sustainable competitive growth.

-         Portfolio strategy: converged TIMES portfolio.

-         Parenting strategy: strategic guidance.

In 2013, we continued to adapt to the dynamics of the industry by updating our strategic initiatives with a focus on implementing the TIMES business framework and strengthening internal consolidation. We believed that these strategic initiatives support the comprehensive transformation of our organization, business portfolio, infrastructure, systems, and corporate culture that we believed was necessary to realize our vision of becoming a leading TIMES company in the region.  Besides providing a new growth stream, we believed that our TIMES  business also helped  to promote the sustainable growth of our traditional telecommunications business.

Table of Content

To achieve the objective of these three corporate broad strategies, we have developed the following 10 strategic initiatives:

1.       Center of Excellence

In order to improve our business performance and implement a new corporate culture we have established the “Telkom Corporate University”, which aims to educate our employees in order to meet international standards in the TIMES industry.

2.       Focus on high growth or high value portfolio

We believe that deploying resources to the parts of our portfolio with the highest growth and value potential will ultimately generate the optimum value for Telkom Group. This includes supporting Telkomsel in order to sustain its growth and market position as well as developing broadband through our Indonesia Digital Network program.

3.       Accelerate international expansion

We plan to pursue international expansion through partnerships, alliances and acquisitions, giving priority to the Asia Pacific region, the Middle East and North Africa. Our subsidiary TII will be our main vehicle for international expansion.

4.       Cost transformation

We aim to improve cost efficiency and infrastructure capability, by utilizing technology (multiplay/multiservice/multiscreen), leverage existing asset (empowerment of the less productive assets) and create a creative business model (through partnerships to share  costs).

5.       IDN (id-Access, id-Ring, id-Con) Development

We plan to support our MP3EI (Government’s Master Plan for the Acceleration and Expansion of Indonesia's Economic Development) target of attaining broadband access to 30% of households in Indonesia by the year 2015. IDN (Indonesia Digital Network) is also intended to bridge the digital divide.

6.       Indonesia Digital Solution (“IDS”) – Convergent services in digital ecosystem solution

We developed the IDS strategic initiative to support the Indonesia Digital Network program such as the digital media ecosystem (cooperation with best partners and differentiation through innovative business models) and business solution ecosystem (accelerate development of innovative business ecosystem & convergence  services for excellent customer experience)  space.

7.       Indonesia Digital Platform (“IDP”) – Platform enabler for ecosystem development

Developed IDP strategic initiative to seek enhance overall customer experience and customer engagement through exploration of best technology, development appropriate business model and partnership scheme.

8.       Execution of the best subsidiary management system

We believe that providing strategic guidance to our subsidiaries is important for the success of Telkom Group. In general, guidance provided to our subsidiaries will focus  on the aspects of planning and optimalization of synergy within the Telkom Group.

9.       Managing portfolio through Board of Executives (“BoE”) and Chief Regional Officer (“CRO”)

Manage our subsidiaries subsidiaries through a Board of Executives and CROs. Our BoE compres our Board of Directors and the heads of four businesses, namely, mobile (represented by Telkomsel), multimedia (represented by Metra), infrastructure (represented by Dayamitra) and  international (represented by TII), and seven CROs representing Sumatera, DKI Jakarta, West Java & Banten, Central Java, East Java, Kalimantan and East Indonesia area.

10.    Increasing synergy within Telkom Group

Optimizing synergies  at the strategic and operational levels both within Telkom itself and across our subsidiaries.

Table of Content

In order to implement our directional strategy of sustainable competitive growth, we plan to seek opportunities for inorganic growth through acquisitions  & alliances  (“A&A”) and corporate restructuring, as described below:

1.       A&A program

A&A implementation is  part of our  growth strategy objective to mitigate risks, develop capital, increase competency as well as accelerate access to synergy and value contribution. In 2013, we:

–         acquired all shares in  PT Patra Telekomunikasi Indonesia (“Patrakom”),  enabling us to integrate Patrakom’s line of business, namely providing a satellite-based closed fixed telecommunications network, as well as providing communication network and solutions, with a permit as Operator of Micro Earth Stations Communications System ("SKSBM");

–         entered into a strategic partnership with PT Trans Corpora and PT Trans Media Corpora by selling shares of Indonusa (“Telkom Vision”) to strengthen Telkom Vision position in Pay TV industry;

–         acquired 51% of PT Pojok Celebes Mandiri,  which  engages  in business-ticket booking and  online applications through the www.pointer.co.id website which is  been connected with the national airline and a large number of hotels in Indonesia; and

–         Divestation all of our ownership from Scicom Bhd. Malaysia due to the differences in call center management strategy.

2.       Corporate restructuring

We have implemented corporate restructuring through unit business spin-off program, possible  initial public offering of subsidiaries, established new subsidiaries and capital injection. In 2013, our corporate restructuring program included:

–         business splitting: Metra Digital Media splitting from our indirect subsidiary, Infomedia;

–         established new subsidiaries through overseas expansion such as in Australia (IT business process outsourcing & solution), Macau (MVNO), Taiwan (MVNO), and United States of America (international network); and

–         capital injection into,  and increasing  competence and certification of,  our subsidiary Telkom Akses which is developing the IDN network to provide customers with a modernized broadband and fiber optic network.

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

The following table illustrates our corporate structure as of December 31, 2013, including our direct and indirect equity ownership in our subsidiaries.

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2013, is set forth below and is contained in Notes 1d and 11 to our Consolidated Financial Statements included elsewhere in this report.

Table of Content

Direct Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Telekomunikasi Selular (“Telkomsel”), Jakarta	65%	Telecommunication	Operational	Telkomsel, established on May 26, 1995, provides telecommunication facilities and mobile cellular services.
PT Multimedia Nusantara (“Metra”), Jakarta	100%	Multimedia and line telecommunication services	Operational

Metra, acquired on May 9, 2003, is our NEB holding company. Metra  focuses on network construction, development, maintenance and services, and multimedia services (data communications systems, portal and online transaction services).

PT Telekomunikasi Indonesia International (“TII”), Jakarta	100%	Telecommunication	Operational

Previously known as PT Ariawest International, TII was established on July 31, 2003 and is a wholly owned subsidiary of Telkom. Currently, TII has obtained the Jartaptup license and Network Access Provider license. TII provides network services and international telecommunication services, as well as international business.

PT Pramindo Ikat Nusantara (“PINs”), Jakarta	100%	Telecommunication construction and services	Operational	PINs was originally established to operate our KSO in Sumatra. It was acquired on August 15, 2002.
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta	100%	Telecommunication	Operational

Dayamitra provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Dayamitra transformed itself by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

PT Graha Sarana Duta (“GSD” or “Telkom Property”), Jakarta	99.99%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operational	Acquired on April 25, 2001, Telkom Property operates throughout Indonesia and manages buildings owned by us and third parties.
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta	60%	Telecommunication	Ceased operation	Napsindo provided Network Access Point (“NAP”), Voice Over Data (“VOD”) and other related services. Established on December 29, 1998, Napsindo ceased operation as at January 13, 2006.
PT Telkom Akses (“Telkom Akses”), Jakarta	100%	Construction services and trade in the field of telecommunication	Operational	Telkom Akses was established on November 26, 2012.
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta	100%	Telecommunication and fixed line communication system	Operational	Patrakom was established on September 28, 1995. On September 25 and November 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom.

Table of Content

Indirect Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Infomedia Nusantara (“Infomedia”), Jakarta	100% (through a 51% ownership by Metra)	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services	Operational

Infomedia was acquired on September 22, 1999 to operate KSO in Sumatra. Infomedia has transformed from focusing on three pillars of business (directory services, contact center services and content services) to focus on business process outsourcing and digital media & rich content services.

PT Sigma Cipta Caraka (“Telkomsigma”), Tangerang	99.99% ownership by Metra	Information technology service – system implementation and integration service, outsourcing and software license maintenance	Operational	Telkomsigma was established on May 1, 1987. It service focuses on providing IT solutions.
Telekomunikasi Indonesia International Pte. Ltd. (“TII Singapore”), Singapore	100% ownership by TII	Telecommunication	Operational

TII Singapore was established on December 6, 2007, pursuant to the laws of Singapore. TII Singapore is a wholly owned subsidiary of TII. The Company has obtained Facility Based Operator License. Currently, it provides wholesale voice, wholesale data and Managed Service.

PT Metra Plasa (“Metra Plasa”), Jakarta	60% ownership by Metra	Website services	Operational	Metra established Metra Plasa with eBay International AG on April 2, 2012. Metra Plasa provides e-commerce service.
PT Administrasi Medika (“Ad Medika”), Jakarta	75% ownership by Metra	Health insurance and administration services	Operational	Ad Medika was established on February 25, 2010. Ad Medika processes online claim services between the hospitals and health insurance companies.
PT Finnet Indonesia (“Finnet”), Jakarta	60% ownership by Metra	Banking data and communication	Operational

Finnet was established on October 31, 2005, as a provider of IT infrastructure, applications and content for information systems and financial transactions for the banking and financial services industry.

PT Telkom Landmark Tower (“TLT”), Jakarta	55% ownership by Telkom Property	Service for property development and management	Operational	Telkom Property established TLT with Yakes Telkom on February 1, 2012.
Telekomunikasi Indonesia International Ltd., Hong Kong (“TII Hong Kong”), Hong Kong	100% ownership by TII	Telecommunication	Operational

TII Hong Kong was established in Hong Kong on December 8, 2010 a wholly owned subsidiary of TII. TII Hong Kong obtained Unified Carrier License on March 1, 2011, Service Based Operator for MVNO on July 27, 2011 and License for Operating Money Service on July 18, 2012. Currently, it provides wholesale voice, wholesale data and retail mobile services. The MVNO service was provided under the brand Kartu As 2in1.

PT Metra-Net (“Metra-Net”), Jakarta	99.99% ownership by Metra	Multimedia portal service	Operational	Metra-Net was established on April 17, 2009 and focuses on e-commerce (B2C) and portals.
Telekomunikasi Selular Finance Limited (“TSFL”), Republic of Mauritius	65% ownership by Telkomsel	Finance	Still in liquidation process	TSFL was established on April 22, 2002 to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Table of Content

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
Telekomunikasi Indonesia International ("TL") S.A. (“TII Timor Leste”), Timor Leste	100% ownership by TII	Telecommunication	Operational

TII Timor Leste was a subsidiary of TII established on October 4, 2012. TII Timor Leste has obtained radio spectrum license and general registration certificate. It provides cellular services with coverage all over Timor Leste districts and broadband internet with 3G on 850 MHz frequency, Corporate Solution, as well as Wholesale Voice and Data.

PT Graha Yasa Selaras (“GYS”), Bandung	51% ownership by Telkom Property	Tourism service	Operational	Telkom Property established GYS with Yakes Telkom on April 27, 2012 to focus on hospitality services.
PT Metra Digital Media (“MDM”), Jakarta	99.99% ownership by Metra	Telecommunication information services	Operational	MDM was established on January 28, 2013 and focuses on digital advertising services.
PT Pojok Celebes Mandiri (“Pointer”), Jakarta	51% ownership by Metra	Travel agency/bureau	Operational	Pointer was established on August 30, 2013 and provides travel booking and purchase service.
PT Satelit Multimedia Indonesia (“SMI”), Jakarta	99.99% ownership by Metra	Trading and services in telecommunication network, satellite, and multimedia equipment	Operational	SMI was established on April 17, 2013 and focuses on commerce and providing network services, telecommunication, satellite and multimedia services.
PT Metra Media (“MM”), Jakarta	99.83% ownership by Metra	Trading, supplier, construction, advertising and other services	Operational	MM established on January 29, 2013 and focuses on trading, supplier, construction, advertising and other services.
Telekomunikasi Indonesia International Pty Ltd., (“TII Australia”), Australia	100% ownership by TII	Telecommunication and IT-based services	Operational	TII Australia wholly owned subsidiary of TII. Established on February 6, 2013, it engages in Business Process Outsourcing (BPO), Information Technology Outsourcing (ITO), and IT Services.
PT Metra TV (“Metra TV”), Jakarta	99.83% ownership by Metra	Subscription broadcasting services	Operational	Metra TV was established on January 29, 2013 and provides pay TV services.
Telekomunikasi Indonesia International (USA) Inc., USA	100% ownership by TII	Telecommunication	Dormant	Telekomunikasi Indonesia International (USA) Inc. is a wholly owned subsidiary by TII. It was established on December 11, 2013.

Table of Content

Associated Companies

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Integrasi Logistik Cipta Solusi (“ILCS”), Jakarta	49% ownership by Metra	e-trade logistic services and other related services	Operational	Metra established ILCS with Pelindo II on September 26, 2012.
PT Citra Sari Makmur (“CSM”), Jakarta	25%	Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities	Operational	CSM was established on February 14, 1986.
PT Pasifik Satelit Nusantara (“PSN”), Jakarta	22.38%	Satellite transponder leasing and satellite-based communication services in the Asia Pacific region	Operational

Established on July 2, 1991, PSN held its initial public offering of its ordinary shares in June 1996, listing them on the National Association of Securities Dealers Automated Quotations (“NASDAQ”), but was delisted on November 6, 2001 in connection with its failure to meet certain NASDAQ National Market Listing conditions.

PT Indonusa Telemedia (“Indonusa” or “TelkomVision”), Jakarta	20% (including through 0.46% ownership by Metra)	Pay television and content services	Operational

Established on May 7, 1997, TelkomVision is a multimedia (pay TV, internet service) service provider. Since 2007, TelkomVision was the first Pay TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay TV), under the “TelkomVision” brand. On October 8, 2013, company sold Indonusa 1.036.059.483 shares (equivalent with 80% of its ownership in Indonusa) to PT Trans Corpora and PT Trans Media Corpora.

Joint Venture Companies

Company	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Melon Indonesia (“Melon”), Jakarta	51% ownership by Metra	Digital Content Exchange Hub services (“DCEH”)	Operational	Melon is a joint venture company between Metra and SK Telecom Korea. Melon was established on August 16, 2010.
Telekomunikasi Indonesia International Malaysia Sdn. Bhd., Kuala Lumpur	49% Ownership by TII	Telecommunication	Operational

Telekomunikasi Indonesia International Malaysia Sdn. Bhd. is a Joint Venture Company with Compudyne. Sdn. Bhd. established on July 10, 2013, obtaining Applications Service Provider Class (ASP(C)) on July 23, 2013 and Network Service Provider (NSP) on August 23, 2013. Engaging in the business of providing a full range of telecommunication services and other business related to telecommunications systems, data processing, systems and information systems in Malaysia.

Table of Content

Telkom’s Subsidiaries Chart

Information on Our Organizational Structure

We have adopted a holding company approach to corporate management, which we believe should provide productive flexibility for all our business entities in accordance with the needs  of the respective units.

In implementing this  holding company approach:

1.       The role of the corporate office is focused on the Corporate Level Strategy function (i.e. directing overall strategy, portfolio strategy and parenting strategy).

2.       We tailor parenting style to the particular characteristics  of the business entity.

3.       We seek to empower each  business entity in line with their respective particular characteristics.

Accordingly, we have initiated a number of changes in 2013  involving reorganization  of divisions  as well as division of duties and authority of the Board of Directors, as follows:

1.       We realigned  the division which was formerly under the Director of Enterprise & Wholesale to the Director of Enterprise & Business Service, who focuses on developing the enterprise and  small  medium  enterprise business segments.

2.       We realigned  the division which was formerly under the Director of Compliance & Risk Management to the Director of Wholesale & International Service, who focuses on developing the wholesale business segment. We also transferred the duties and authority over the compliance, legal and  risk management functions to the Head of Compliance, Risk Management & General Affairs.

3.       We realigned  the division which was formerly under the Director of IT, Solution & Strategic Portfolio (“ITSSP”) to the Director of Innovation & Strategic Portfolio, who focuses on business innovation and business portfolio development.

4.       We realigned  the division which was formerly under the Director of NWS to the Director of Network, IT & Solution, who focuses on management and utilization of infrastructure, IT and service operation & management, to provide support for the development of established businesses.

Table of Content

5.       We realigned  the division which was formerly under the Director of Human Capital & General Affair to the Director of Human Capital Management, who focuses on managing human capital. We also transferred  of duties and authority over the supply management function to the Head of Compliance, Risk Management & General Affairs.

In addition, we introduced Board of Executives to improve our parenting mechanism. The Board’s membership comprises all members of Telkom’s Board of Directors and a number of Chief of Business. The  Chiefs  of Business title is reserved for senior business experts, who are our senior executives and horizontally positioned equivalent to our  Directors. Our Chief of Business is meant to serve in formulating corporate level strategy decisions, fostering a harmonious relationship between subsidiaries and the parent.

Telkom’s Organizational Structure

Directorate	Function and Authority
NITS Directorate

Focuses on managing the Infrastructure Strategy & Governance, IT Strategy & Governance, and Solution, as well as managing the IT utilization and service operation & management, in order to support the capitalization of established businesses and also controlling infrastructure operations through the Network of Broadband, Information System Center Division, Wireless Broadband Division and Broadband Division.

ISP Directorate

Focuses on managing the functions of corporate strategic planning, strategic business development, innovation strategy & synergy, as well as the operational management of the Solution Convergence Division and Innovation & Des  Center units.

CONS Directorate	Focuses on managing the consumer business segment and the operational management of the Consumer Services Division.
EBIS Directorate	Focuses on managing the enterprise and small medium enterprise business segment as well as managing the Enterprise Services Division and Business Services Division.
WINS Directorate	Focuses on managing the wholesale and international business segment, and the operational management of the Wholesale Services Division.
HCM Directorate

Focuses on managing the company’s human resources and the operational management of human resources centrally through the Human Capital Center unit,  as well as controlling operations of the Telkom Corporate University Center, Assessment Center Indonesia, and Community Development Center units.

FIN Directorate	Focuses on the company’s financial management, and managing financial operations centrally through the Finance, Billing & Collection Center unit.

Table of Content

D.    PROPERTY AND EQUIPMENT

Our property and equipment is used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained elsewhere in Note 12 to our Consolidated Financial Statements.

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

We own several pieces of land located throughout Indonesia with right to build and use for a period of 10-45 years, which will expire between 2014  and 2052. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire.

As of December 31, 2013, we, including our subsidiaries, had land use rights to 2,995  properties. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 35  years, renewable for an additional 25  years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. All assets owned by our  Company has  been pledged as collateral for bonds. Certain property and equipment of our  subsidiaries with gross carrying value amounting to Rp6,214 billion as of December 31, 2013  have been pledged as collateral for lending agreements. See Notes 18 and 19 of our Consolidated Financial Statements.

Insurance

Our property and equipment, excluding land, are insured against risks arising from force majeure, fire, theft, and other specified risks. Our assets are covered under property all risk insurance policies on a sum insured basis and a first loss basis scheme, which include business recovery with the automatic reinstatement of loss clause. Our Telkom-1 and Telkom-2 satellites are insured separately. Our management believes that our insurance coverage is adequate to cover potential losses from the insured risks.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013 included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

As discussed in Note 2aa to Consolidated Financial Statements, we changed the method of accounting for defined benefit plans on a retrospective basis as a result of adoption of IAS 19 Employee Benefits (Revised 2011), and the 2011 and 2012 Consolidated Financial Statements have been restated.

A.      OPERATING RESULTS

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services in Indonesia through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2013, we had approximately 175.5 million total subscribers in service, comprising 131.5 million cellular subscribers through Telkomsel, 9.4 million subscribers on our fixed wireline network, 6.8 million subscribers on our fixed wireless network and 27.8 million broadband subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as providing content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Table of Content

Growth of the Indonesian economy slowed in 2013 as growth in gross domestic product decreased from an average of 6.3% in the period from 2010-2012 to 5.8% in 2013. Inflation accelerated from an average of 4,5% in the period from 2009-2012 to 8.4% in 2013 (source: Center of Statistic Bureau) and the Rupiah depreciated from an average of Rp9,282 in the period from 2009-2012 to Rp12,189 as of December 31, 2013 (source: Bank Indonesia). Though we believe that the exposure of our Company and our subsidiaries to foreign exchange rates is not material, we are exposed to foreign exchange risk on our sales, purchases and borrowings that are primarily denominated in US  Dollars and Japanese Yen.

See Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Exchange Rate Risk”.

The growth in our revenues in 2013 compare to 2012 was largely driven by increases in revenues from data, internet and information technology services, which increased by 14.8% driven largely by increased mobile phone data usage and mobile broadband subscribers, as well as by cellular revenues which increased by 4.6%.

Our expenses also increased in 2013 as compared to 2012. This increase was mainly driven by operation, maintenance and telecommunication services expenses, which increased primarily as a result of an increase in expenses relation to expand our network capacities to better serve our customers especially for internet and data service.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Cellular Telephone Revenues with Increase in Subscribers and Stabilizing ARPU

Our cellular telephone revenues increased by 4.6% in 2013 compare to 2012 primarily due to an increase in the number of our cellular subscribers by 5.1% in 2013. Our revenues from cellular phone services (e.g. usage charges, monthly subscription charges and features) accounted for 38.7% of our consolidated revenues in 2013, compared to 39.8% in 2012.

In Indonesia mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. Over 50% of our combined voice and data cellular revenues in 2013 were derived from voice services, but the growing popularity of smartphones, has contributed to the growth of our data revenues in recent years. We believe that competition in voice tariffs has begun to stabilize, while the increase in data revenue has contributed to a stabilization and slight increase in our ARPU in 2013. Our average monthly ARPU increased slightly from approximately Rp37,000 in 2012 to approximately Rp37,500 in 2013.

We believe that while the competition has become more rational in Indonesia, we still consider it as a major risk to our businesses.

See Item 3 “Key Information – Risk Factors – Risks Related to Our Business – Competition Risks Related to Our Cellular Business (Telkomsel)”.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for 38.2% of our consolidated revenues in 2013, compared to 35.9% in 2012. Revenues from our data, internet and information technology services increased by 14.8% in 2013 as compare to 2012. The increase in data, internet and information technology services revenues in 2013 was primarily due to a 23.7% increase in revenues from internet, data communication and information technology services, largely driven by increased mobile phone data usage and mobile broadband subscribers. As part of our transformation into a TIMES provider, and our corporate objective of growing our new wave businesses, we seek to continue to increase such revenues.

Decrease in Fixed Lines Telephone Revenues

Our fixed lines telephone revenues decreased by 9.0% from Rp10,662 billion in 2012 to Rp9,701 billion in 2013 as a result of an 8.3% decrease in fixed wireline revenues and an 14.3% decrease in fixed wireless revenues. We believe that fixed lines telephone revenues have been declining due to the increased usage and more competitive tariffs of mobile cellular services and increased penetration of cellular subscribers in Indonesia. Cellular services provide increased convenience, and in certain cases where subscribers call other subscribers using the same provider’s network, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider. We expect that the trend of declining fixed lines telephone revenues will continue.

Table of Content

TELKOM'S CONSOLIDATED COMPREHENSIVE INCOME
The following table sets out our Consolidated Comprehensive Income, for 2011 through 2013. Each item is expressed as a percentage of total revenues or expenses.

	Years Ended December 31,
	2011 (Restated)		2012 (Restated)		2013		2013
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Revenues
Telephone
Cellular
Usage charges	27,189	38.2	29,477	38.2	30,722	37.0	2,524
Monthly subscription charges	569	0.8	696	0.9	730	0.9	60
Features	838	1.2	558	0.7	686	0.8	56
Connection fee charges	2	0.0	-	0.0	-	0.0	-
Total	28,598	40.1	30,731	39.8	32,138	38.7	2,641
Fixed Lines
Usage charges	8,213	11.5	7,323	9.5	6,453	7.8	530
Monthly subscription charges	3,004	4.2	2,805	3.6	2,682	3.2	220
Call center	199	0.3	228	0.3	324	0.4	27
Installation charges	135	0.2	112	0.1	12	0.0	1
Others	68	0.1	194	0.3	230	0.3	19
Total	11,619	16.3	10,662	13.8	9,701	11.7	797
Total Telephone	40,217	56.5	41,393	53.7	41,839	50.4	3,438
Data, Internet and Information Technology Services
Internet, data communication and information technology services	10,548	14.8	14,857	19.3	18,373	22.1	1,510
SMS	13,093	18.4	12,631	16.4	13,134	15.8	1,079
VoIP	245	0.3	81	0.1	119	0.1	10
e-Business	38	0.1	55	0.1	83	0.1	7
Total Data, Internet and Information Technology Services	23,924	33.6	27,624	35.8	31,709	38.2	2,606
Interconnection	3,509	4.9	4,273	5.5	4,843	5.8	398
Network	1,301	1.8	1,208	1.6	1,253	1.5	103
Other Telecommunications Services	2,287	3.2	2,629	3.4	3,323	4.0	273
Total Revenues	71,238	100.0	77,127	100.0	82,967	100.0	6,817
Expenses
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	9,184	18.4	9,012	16.6	10,667	18.4	876
Radio frequency usage charges	2,846	5.7	3,002	5.5	3,098	5.4	255
Concession fees and USO charges	1,235	2.5	1,445	2.7	1,595	2.8	131
Electricity, gas and water	836	1.7	879	1.6	1,063	1.8	87
Cost of phone, set top boxes, SIM and RUIM cards	967	1.9	687	1.3	752	1.3	62
Cost of IT services	144	0.3	222	0.4	677	1.2	56
Leased lines and CPE	406	0.8	407	0.8	440	0.8	36
Vehicles rental and supporting facilities	291	0.6	293	0.5	439	0.8	36
Insurance	431	0.9	671	1.2	374	0.6	31
Project management	46	0.1	102	0.2	138	0.2	11
Traveling expenses	54	0.1	57	0.1	53	0.1	4
Others	13	0.0	19	0.0	36	0.1	3
Total Operations, Maintenance and Telecommunication Services Expenses	16,453	33.0	16,796	31.0	19,332	33.4	1,588
Depreciation and Amortization	14,823	29.7	14,474	26.7	15,805	27.3	1,299
Personnel Expenses
Salaries and related benefits	3,001	6.0	3,257	6.0	3,553	6.1	292
Vacation pay, incentives and other benefits	2,814	5.6	3,400	6.3	3,252	5.6	267
Employees’ income tax	1,043	2.1	1,022	1.9	1,160	2.0	95
Pension benefit cost	438	0.9	831	1.5	988	1.7	81
Post-employment health care benefit cost	158	0.3	246	0.5	382	0.7	31
Housing	197	0.4	200	0.4	220	0.4	18
Insurance	70	0.1	83	0.2	92	0.2	8
Other post-employment benefit cost	46	0.1	42	0.1	41	0.1	3
LSA expense	96	0.2	121	0.2	19	0.0	2
Other employee benefits cost	24	0.0	35	0.1	15	0.0	1

Table of Content

	Years Ended December 31,
	2011 (Restated)		2012 (Restated)		2013		2013
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Early retirement program	517	1.0	699	1.3	-	-	-
Others	20	0.0	24	0.0	107	0.2	9
Total Personnel Expenses	8,424	16.9	9,960	18.4	9,829	17.0	808
Interconnection Expenses	3,555	7.1	4,667	8.6	4,927	8.5	405
Marketing Expenses	3,278	6.6	3,094	5.7	3,044	5.3	250
General and Administrative Expenses	2,935	5.9	3,036	5.6	4,155	7.2	341
Loss on foreign exchange - net	210	0.4	189	0.3	249	0.4	20
Other expenses	192	0.4	1,973	3.6	480	0.8	40
Total Expenses(1)	49,880	100.0	54,200	100.0	57,850	100.0	4,753
Other income	666		2,559		2,581		212
Operating Profit	22,034		25,497		27,727		2,278
Finance income	620		596		836		69
Finance costs	(1,662)		(2,055)		(1,504)		(124)
Share of loss of associated companies	(10)	0.0	(11)	0.0	(29)	0.1	(2)
Profit before Income Tax	20,982		24,027		27,030		2,221
Net Income Tax Expense	(5,437)		(5,886)		(6,900)		(567)
Profit for the Year	15,545		18,141		20,130		1,654
Other Comprehensive Income (Expenses) - Net	(1,928)		(2,540)		5,115		420
Net Comprehensive Income for the Year	13,617		15,601		25,245		2,074
Profit for the year attributable to owners of the parent company	11,043		12,621		14,046		1,154
Net comprehensive income for the year attributable to owners of the parent company	9,183		10,056		19,018		1,562
Basic and Diluted Earnings per Share (in full amount)
Net income per share	112.73		131.45		145.77		0.01
Net income per ADS (200 Series B shares per ADS)	22,546.00	-	26,290.80	-	29,153.58	-	2.40

(1) Expenses are calculated as the sum of the following expenses: operation, maintenance and telecommunication services, depreciation and amortization, personnel, interconnection, marketing, general and administrative, loss (gain) on foreign exchange, share of loss of associated companies and other expenses.

Financial Overview

Year ended December 31, 2013 compared to year ended December 31, 2012

1.       Revenues

Total revenues increased by Rp5,840 billion, or 7.6%, from Rp77,127 billion in 2012 to Rp82,967 billion in 2013. The increase in revenues in 2013 was primarily due to an increase in cellular telephone revenues and data, internet and information technology services revenues and partially offset by a decrease in revenue from fixed lines telephone.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp1,407 billion, or 4.6%, from Rp30,731 billion in 2012 to Rp32,138 billion in 2013 primarily due to increase in usage charge as a result of a 5.1% increase  in our cellular subscribers.

Usage charges increased by Rp1,245 billion, or 4.2%, from Rp29,477 billion in 2012 to Rp30,722 billion in 2013 due to an increase in the number of both our prepaid and postpaid subscribers, and due to an increase in our long distance usage. Revenues from features increased by Rp128 billion or 22.9%, from Rp558 billion in 2012 to Rp686 billion in 2013. Monthly subscription charges increased by Rp34 billion, or 4.9%, from Rp696 billion in 2012 to Rp730 billion in 2013 primarily due to 15.8% increase in the number of our postpaid subscribers.

Our total cellular telephone revenues accounted for 38.7% of our consolidated revenues in 2013, compared to 39.8% in 2012.

Table of Content

b.       Fixed Lines Telephone Revenues

Fixed lines telephone revenues decreased by Rp961  billion, or 9.0%, from Rp10,662 billion in 2012 to Rp9,701 billion in 2013. The decrease in fixed lines telephone revenues was primarily due to a decrease in fixed wireline and fixed wireless revenues of 8.3% and 14.3%,  respectively. The decrease in fixed wireline and fixed wireless revenues was primarily due to a decrease in usage charges of Rp870 billion, or 11.9%, and a decrease in monthly subscription charges revenues of Rp123 billion, or 4.4%,  which were primarily caused by a decrease in local and domestic long distance usage caused by the trend of shifting usage from fixed lines telephone to cellular telephone services.

c.        Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 38.2% of our consolidated revenues in 2013, compared to 35.9% in 2012.

Data, internet and information technology services revenues increased by Rp4,085 billion, or 14.8%, from Rp27,624 billion in 2012 to Rp31,709 billion in 2013. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp3,516 billion, or 23.7%, which was driven by the following factors:

-         a 38.7% increase in cellular data communication revenues from Rp7,491  billion in 2012 to Rp10,393 billion in 2013, which accounted for 32.8% of data, internet and information technology revenues in 2013, resulting from a 56.5% increase  in Flash mobile broadband subscribers, from 11.0  million subscribers in 2012 to 17.3 million subscribers in 2013,

-         a 6.3% increase in Speedy monthly subscription revenues from Rp4,150 billion in 2012 to Rp4,413 billion in 2013, which accounted for 13.9% of data, internet and information technology revenues in 2013, resulting from a 28.7% increase in Speedy subscribers, from 2.3 million subscribers in 2012  to 3.0 million subscribers in 2013,

-         a 47.4% increase in data communication Ethernet revenue from Rp338 billion in 2012 to Rp498  billion in 2013, which accounted for 1.6% of data, internet and information technology revenues in 2013 due to a 39.4% increase in the volume of data which passed  through Metro Ethernet of, from 240,315 Mbps in 2012 to 334,935 Mbps in 2013, and

-         a 7.8% increase in data communication VPN revenue  from Rp1,621 billion in to Rp1,748 billion in 2013, which accounted for 5.5% of data, intenet and information technology revenues in 2013 due to a 14.1% increase in the  volume of data which passed  through our VPN network, from 40,748 Mbps in 2012 to 46,505 Mbps in 2013.

SMS revenues increased by Rp503 billion, or 4.0%, from Rp12,631 billion in 2012 to Rp13,134 billion in 2013 due to a 25.2% increase in our SMS volumes from 118.1  billion messages in 2012 to 147.9 billion messages in 2013. Effective June 1, 2012, in line with the cost-based interconnection regime for voice calls, the Government implemented cost-based interconnection for SMS. As Telkomsel historically had more incoming SMS than outgoing SMS, cost-based interconnection for SMS resulted in an overall benefit for Telkomsel.

d.       Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues include incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp570 billion, or 13.3%, from Rp4,273 billion in 2012 to Rp4,843 billion in 2013. This increase was primarily due to an increase in domestic interconnection and transit revenues of Rp353 billion, or 13.5%, an increase in cellular interconnection revenues of Rp335 billion, or 14.5%, and an increase of Rp217  billion, or 13.1% in international interconnection revenues, primarily resulting from our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

e.        Network Revenues

Network revenues increased by Rp45 billion, or 3.7%, from Rp1,208 billion in 2012 to Rp1,253 billion in 2013 primarily due to an increase in our revenues from leased lines services of Rp37 billion, or 4.5%, from Rp824 billion in 2012 to Rp861 billion in 2013, primarily resulting from the increasing number of subscribers for our leased channel and satellite services by 27,078 e1 or 7.0%.

Table of Content

f.        Other Telecommunications Services

Revenues from other telecommunications services increased by Rp694 billion, or 26.4%, from Rp2,629 billion in 2012 to Rp3,323 billion in 2013. The increase was primarily due to an increase of Rp260 billion, or 64.8%, in lease revenue, an increase in revenues from USO compensation of Rp271 billion, or 114.3%,  primarily due to an increase in USO projects to establish internet service centers in various provincial capital cities in 2013 and an increase of Rp151 billion, or 14.4%, in CPE and terminal revenue.

The increase was partly offset by a decrease in revenues from pay TV of Rp131 billion, or 32.3% primarily due to the sale of our 80% ownership in Indonusa, which provides pay TV services in October 2013.

g.        Other Income

Other income increased by Rp22 billion, or 0.9%, from Rp2,559 billion in 2012 to Rp2,581 billion in 2013 primarily due to a Rp1,383 billion gain recognized on our sale of 80% of our ownership in PT Indonusa, and was partially offset by the lack of insurance compensation income from Telkom-3 satellite in 2013, compared to insurance compensation revenue of Rp1,772  billion in 2012.

2.       Expenses

Total expenses increased by Rp3,650  billion, or 6.7%, from Rp54,200  billion in 2012 to Rp57,850  billion in 2013. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication services, depreciation and amortization and general and administrative expenses.

a.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp2,536 billion, or 15.1%, from Rp16,796 billion in 2012 to Rp19,332 billion in 2013.

The increase in operations, maintenance and telecommunications services expenses was primarily attributable by the following:

-      An increase in operations and maintenance of Rp1,655 billion, or 18.4%,  from Rp9,012 billion in 2012 to Rp10,667 billion in 2013, primarily due to an increase in expenses associated with increasing the capacity of receiver and transmission stations and Telkomsel’s broadband services.

-      Cost of IT services increased by Rp455 billion, or 205.0%, from Rp222 billion in 2012 to Rp677 billion in 2013. This increase was primarily due to expenses relating to an upgrade in Metra's IT system as well as software license and outsourcing services expenses.

-      Electricity, gas and water expenses increased by Rp184 billion, or 20.9%, from Rp879 billion in 2012 to Rp1,063 billion in 2013, primarily due to an increase in electricity expenses resulting from the increasing number of our BTS, the expansion of the network for Telkomsel’s broadband services and increased electricity tariffs.

The increases was partially offset by a decreased in insurance expenses by Rp297 billion, or 44.3%, from Rp671 billion in 2012 to Rp374 billion in 2013 primarily due to the lack of satellite insurance payment for Telkom-3 in 2013, which we paid in 2012.

Our total operations, maintenance and telecommunications services expenses accounted for 33.4% of our consolidated expenses in 2013, compared to 31.0% in 2012

b.       Depreciation and Amortization

Depreciation and amortization increased by Rp1,331  billion, or 9.2%, from Rp14,474 billion in 2012 to Rp15,805 billion in 2013, primarily due to an increase in depreciation expenses of Rp1,235 billion, or 8.9% from Rp13,898  billion in 2012 to Rp15,133 billion in 2013. The increase in depreciation expenses was primarily due to the increasing number of our BTS, which impacts our depreciation expenses and impairment of assets in our fixed wireless business of  Rp596 billion.

Table of Content

The impairment indicators on our fixed wireless CGU continued to exist in 2013  mainly due to increased competition in the fixed wireless market and that has resulted in lower average tariffs, declining active customers and declining ARPU and we conducted an impairment test to determine if further impairment was necessary. See Item 3 “Key Information – Risk Factors – Risks Related to Our Business – Risks Related to Our Fixed Telecommunication Business”. We assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired by Rp596 billion at December 31, 2013.  The recoverable amount was determined based on value in use ("VIU") calculations. These calculations used pre-tax cash flow projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth method. The cash flow projections reflect management’s expectations of revenue, Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows starting from 2014. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. As of December 31, 2013, management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. As of December 31, 2013, the perpetuity growth rate used is 0% and assuming that subscriber numbers and ARPU may continue to decrease after five years.

A 1% increase in the discount rate used would result in an increase in impairment loss to become approximately Rp703 billion in 2013. However, the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the cost efficiency plan, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment in the future.

c.        Personnel Expenses

Personnel expenses decreased by Rp131 billion, or 1.3%, from Rp9,960 billion in 2012 to Rp9,829 billion in 2013 due to no early retirement programs being offered in 2013 which led to a decrease in early retirement program expenses by Rp699 billion or 100.0% in 2013. This decrease was partially offset by an increase in salaries and related benefits by Rp296 billion or 9.1% from Rp3,257 billion in 2012 to Rp3,553 billion in 2013 due to an increase in basic salary and benefits, an increase in pension benefit cost of Rp157 billion,  or 18.9%, and an increase in employee’ income tax by Rp138 billion, or 13.5% due to an increase in salary and related benefits.

d.       Interconnection Expenses

Interconnection expenses increased by Rp260 billion, or 5.6%, from Rp4,667 billion in 2012 to Rp4,927 billion in 2013 primarily due to an increase of Rp256 billion, or 7.4%, in domestic interconnection and transit interconnection expenses, primarily driven by the increase of 13.5% in domestic interconnection and transit revenues.

e.        Marketing Expenses

Marketing expenses decreased by Rp50 billion, or 1.6%, from Rp3,094 billion in 2012 to Rp3,044 billion in 2013 primarily due to a decrease in advertising and promotion expenses by Rp93 billion, or 3.7%, primarily due to our the selective use of media for promotion and increasing group synergy in 2013.

f.        General and Administrative Expenses

General and administrative expenses increased by Rp1,119 billion, or 36.9%, from Rp3,036 billion in 2012 to Rp4,155 billion in 2013 due to an increase in provision for impairment of receivables by Rp674 billion, or 73.7%, from Rp915 billion in 2012 to Rp1,589 billion in 2013. The increased was also due to a 59.1% increase in training, education and recruitment expenses, which increased by Rp153 billion primarily due to cost related to our global talent program to provide our employees with international experience as part of our international expansion and a 28.1% increase in general expenses which increased by Rp148  billion primarily due to an increase in director and commissioner remuneration.

This increase was partially offset by a 34.1% decrease in social contribution expenses, which decreased by Rp44 billion in 2013.

Table of Content

g.        Loss on Foreign Exchange - net

Loss on foreign exchange - net increased by Rp60 billion, or 31.7%, from Rp189 billion in 2012 to Rp249 billion in 2013. The increase was primarily due to the appreciation of the US Dollar against the Rupiah by 26.3% during 2013.

h.       Other expenses

Other expenses decreased by Rp1,493 billion, or 75.7%, from Rp1,973 billion in 2012 to Rp480 billion in 2013. The decrease primarily related to derecognition in 2012 of the carrying value of the Telkom-3 Satellite, which was built and launched, but failed to reach usable orbit, which amounted to Rp1,606 billion.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp2,230 billion, or 8.7%, from Rp25,497 billion in 2012 to Rp27,727 billion in 2013. Operating profit margin increased from 33.1% in 2012 to 33.4% in 2013.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp3,003  billion, or 12.5%, from Rp24,027 billion in 2012 to Rp27,030 billion in 2013. Pre-tax margin slightly increased from 31.2% in 2012 to 32.6% in 2013.

5.       Net Income Tax Expense

Net income tax expense increased  by Rp1,014 billion, or 17.2%, from Rp5,886 billion in 2012 to Rp6,900 billion in 2013, following the increase in profit before income tax.

6.       Other Comprehensive Income (Expenses) - Net

Other comprehensive income increased by Rp7,655  billion, or 301.4%, from expenses by Rp2,540  billion in 2012 to income by Rp5,115  billion in 2013 due to increase in defined benefit plan actuarial gain by Rp7,565, or 294.8%, from losses in 2012 by Rp2,566 billion to gain by Rp4,999 billion in 2013.

7.       Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp9,644 billion, or 61.8%, from Rp15,601 billion in 2012 to Rp25,245 billion in 2013.

8.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,425 billion, or 11.3%, from Rp12,621 billion in 2012 to Rp14,046 billion in 2013.

9.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp564 billion, or 10.2%, from Rp5,520 billion in 2012 to Rp6,084 billion in 2013.

10.    Net Income per Share

Net income per share increased by Rp14.32, or 10.9%, from Rp131.45 in 2012 to Rp145.77 in 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

1.       Revenues

Total revenues increased by Rp5,889 billion, or 8.3%, from Rp71,238 billion in 2011 to Rp77,127 billion in 2012. The increase in revenues in 2012 was primarily due to the increase in revenues from cellular telephone, data, internet and information technology services, interconnection and other telecommunications services, partly offset by decreases in revenues from fixed lines telephone and network.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,133 billion, or 7.5%, from Rp28,598 billion in 2011 to Rp30,731 billion in 2012 primarily due to increases in usage and monthly subscription charges, partially offset by a decrease in revenues from features.

Table of Content

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

b.       Fixed Lines Telephone Revenues

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

c.        Data, Internet and Information Technology Services Revenues

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

d.       Interconnection Revenues

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

e.        Network Revenues

Network revenues decreased by Rp93 billion, or 7.1%, from Rp1,301 billion in 2011 to Rp1,208 billion in 2012 mainly due to a decrease in our revenues from leased lines services by Rp87 billion, or 9.5%, from Rp911 billion in 2011 to Rp824 billion in 2012. This decrease was due to declining prices for leased lines.

Table of Content

f.        Other Telecommunications Services

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

g.        Other Income

Other income increased by Rp1,893 billion, or 284.2%, from Rp666 billion in 2011 to Rp2,559 billion in 2012. The increase primarily related to insurance compensation received from the insurer amounted to Rp1,772 billion with regards to the insured Telkom-3 Satellite that was built and launched, but failed to reach its orbit on August 7, 2012. See Note 12  to our Consolidated Financial Statements.

2.       Expenses

Total expenses increased by Rp4,320 billion, or 8.7%, from Rp49,880 billion in 2011 to Rp54,200 billion in 2012. The increase in expenses was attributable primarily due to increases in personnel expenses, interconnection expenses and operations, maintenance and telecommunication services expenses. These expenses are further explained below:

a.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp343 billion, or 2.1%, from Rp16,453 billion in 2011 to Rp16,796 billion in 2012.

The increase in operations, maintenance and telecommunications services expenses was attributable by the following:

-          Insurance expenses increased by Rp240 billion, or 55.7%, from Rp431 billion in 2011 to Rp671 billion in 2012 due to payment of Telkom-3 satellite insurance.

-          Concession fees and USO charges increased by Rp210 billion, or 17.0%, from Rp1,235 billion in 2011 to Rp1,445 billion in 2012. This increase was primarily due to the increase in our total revenues, which we use to calculate the amount spent on USO projects, by Rp5,889 billion, or 8.3%.

-          Radio frequency usage expenses increased by Rp156 billion, or 5.5%, from Rp2,846 billion in 2011 to Rp3,002 billion in 2012, due to an increase in bandwidth used for cellular.

The above increases were offset by the following:

-          A decrease in the cost of handset phone, set up top box, SIM and RUIM cards of Rp280 billion, or 29.0%, from Rp967 billion in 2011 to Rp687 billion in 2012. This decrease was caused by the use of less expensive packaging for SIM and RUIM cards.

-          A decrease in operations and maintenance of Rp172 billion, or 1.9%, from Rp9,184 billion in 2011 to Rp9,012 billion in 2012 due to a decrease in expenses associated with increasing the capacity of receiver and transmission stations and Telkomsel’s broadband services.

b.       Depreciation and Amortization

Depreciation and amortization decreased by Rp349 billion, or 2.4%, from Rp14,823 billion in 2011 to Rp14,474 billion in 2012, primarily due to lower impairment charge on fixed wireless cash generating unit (“CGU”) by Rp316 billion, or 56.1%, from Rp563 billion in 2011 to Rp247 billion in 2012 and the net impact of the change in the estimated useful lives of towers and certain equipment by Rp101 billion, offset by increases in the depreciation of leased assets.

Table of Content

The impairment indicators on our fixed wireless CGU continued to exist in 2012 mainly due to increased competition in the fixed wireless market and that has resulted in lower average tariffs, declining active customers and declining ARPU and we conducted an impairment test to determine if further impairment was necessary. See Item 3 “Key Information – Risk Factors – Risks Related to Our Business – Risks Related to Our Fixed Telecommunication Business”. We assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired amounting to Rp247 billion at December 31, 2012. The recoverable amount was determined based on value-in-use ("VIU") calculations. These calculations used pre-tax cash flow projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. The cash flow projections reflect management’s expectations of revenue, EBITDA growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro-economic conditions and market expectations for the Indonesian telecommunications industry. As of December 31, 2012, management applied a pre-tax discount rate of 12.3% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. The perpetuity growth rate used of 0.5% assumes that subscriber numbers may continue to increase after five years, while ARPU may decline such that the long-term growth will not be significant.

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

In 2012, the useful life of Telkomsel’s towers was changed from 10 years to 20 years for purposes of calculating depreciation to reflect the current expected usage and the physical wear and tear of the towers. The impact is a reduction of depreciation expense by Rp635 billion recognized in the 2012 consolidated statement of comprehensive income. Moreover, Telkomsel decided to replace certain equipment with net carrying amount of Rp1,037 billion, as part of a modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment resulting in additional depreciation expense of Rp534 billion that was charged to the 2012 consolidated statement of comprehensive income. The impact of the changes in the estimated useful lives of the towers and equipment to the profit before income tax is fully discussed in Note 12  to our Consolidated Financial Statements.

c.        Personnel Expenses

Personnel expenses increased by Rp1,536 billion, or 18.2%, from Rp8,424 billion in 2011 to Rp9,960 billion in 2012 due to an increase in vacation pay, incentives and other benefits by Rp586 billion, or 20.8%, from Rp2,814 billion in 2011 to Rp3,400 billion in 2012, an increase by Rp393 billion,  or 89.7%, in pension benefit cost from Rp438 billion in 2011 to Rp831 billion in 2012, and an increase in salaries and related benefits by Rp256 billion,  or 8.5%,  from Rp3,001 billion in 2011 to Rp3,257 billion in 2012.

d.       Interconnection Expenses

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

e.        Marketing Expenses

Marketing expenses decreased by Rp184 billion, or 5.6%, from Rp3,278 billion in 2011 to Rp3,094 billion in 2012 primarily due to a decrease in advertising and promotion expenses by Rp249 billion, or 9.1%,  due to marketing cost optimization.

Table of Content

f.        General and Administrative Expenses

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

g.          (Loss) gain on Foreign Exchange – net

Loss on foreign exchange - net decreased by Rp21 billion, or 10%, from Rp210 billion in 2011 to Rp189 billion in 2012. The decrease was primarily due to the depreciation of the Japanese Yen by 4.3% which was partially offset by the appreciation of the US Dollar by 6.3%.

h.       Other expenses

Other expenses increased by Rp1,781 billion, or 927.6%, from Rp192 billion in 2011 to Rp1,973 billion in 2012. The increase primarily related to derecognition of the carrying value of the Telkom-3 Satellite, which was built and launched, but failed to reach usable orbit on August 7, 2012, amounting to Rp1,606 billion. See Note 12  to our Consolidated Financial Statements.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,463 billion, or 15.7%, from Rp22,034 billion in 2011 to Rp25,497 billion in 2012. Operating profit margin increased from 30.9% in 2011 to 33.1% in 2012.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp3,045 billion, or 14.5%, from Rp20,982 billion in 2011 to Rp24,027 billion in 2012. Pre-tax margin slightly increased from 29.5% in 2011 to 31.2% in 2012.

5.       Net  Income Tax Expense

Net income tax expense increased by Rp449 billion, or 8.3%, from Rp5,437 billion in 2011 to Rp5,886 billion in 2012, following the increase in profit before income tax by 14.5%.

6.       Other Comprehensive Income (Expenses) - Net

Other comprehensive expenses increased by Rp612 billion, or 31.7%, from Rp1,928 billion in 2011 to Rp2,540 billion in 2012 due to the increase in defined benefit plan actuarial losses by Rp627 billion, or 32.3%, from Rp1,939 billion in 2011 to Rp2,566 billion in 2012.

7.       Net Comprehensive Income for the year

Net comprehensive income for the year increased by Rp1,984 billion, or 14.6%, from Rp13,617 billion in 2011 to Rp15,601 billion in 2012.

8.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,578 billion, or 14.3%, from Rp11,043 billion in 2011 to Rp12,621 billion in 2012.

9.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,018 billion, or 22.6%, from Rp4,502 billion in 2011 to Rp5,520 billion in 2012.

10.    Net Income per Share

Net income per share increased by Rp18.8, or 16.7%, from Rp112.7 in 2011 to Rp131.5 in 2012.

Table of Content

Segment Overview

We have four main operating segments, namely corporate, home, personal and others, described in more details as follows:

-          Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions.

-          Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home consumers.

-          Our personal segment provides mobile cellular and fixed wireless telecommunications services including mobile access and information technology services, data and internet services to individual consumers.

-          Our others segment provides building management services.

Segment performance is evaluated based on operating profit or loss and is measured on the basis of Indonesian Financial Accounting Standards which differ significantly from IFRS primarily in the accounting for land rights and employee benefits.

For more detailed information regarding our segment information, see Note 36  to our Consolidated Financial Statements. Our segment results for the year 2012 and 2013 were as follows:

Telkom’s Results of Operations by Segment

	Years Ended December 31,
	2011	2012	2013
	(Rp billion)	(Rp billion)	(Rp billion)	US$ (million)
Corporate
Revenues
External revenues	14,279	15,579	17,041	1,400
Inter-segment revenues	5,289	6,468	8,549	702
Total segment revenues	19,568	22,047	25,590	2,103
Total segment expenses	(15,659)	(17,976)	(20,375)	(1,674)
Segment results	3,909	4,071	5,215	429
Depreciation and amortization	(1,890)	(2,079)	(2,423)	(199)
Provision for impairment of receivables	(255)	(92)	(994)	(82)
Home
Revenues
External revenues	8,171	7,360	6,669	548
Inter-segment revenues	1,888	2,223	2,794	230
Total segment revenues	10,059	9,583	9,463	778
Total segment expenses	(8,322)	(7,939)	(8,885)	(730)
Segment results	1,737	1,644	578	47
Depreciation and amortization	(1,389)	(1,168)	(1,487)	(122)
Provision for impairment of receivables	(454)	(505)	(390)	(32)
Personal
Revenues
External revenues	48,733	54,087	59,028	4,850
Inter-segment revenues	2,180	2,188	2,358	194
Total segment revenues	50,913	56,275	61,386	5,044
Total segment expenses	(34,679)	(36,372)	(39,463)	(3,243)
Segment results	16,234	19,903	21,923	1,801
Depreciation and amortization	(11,007)	(10,940)	(11,234)	(923)
Provision for impairment of receivables	(174)	(318)	(202)	(17)
Others
Revenues
External revenues	70	117	229	19
Inter-segment revenues	350	648	909	75
Total segment revenues	420	765	1,138	94
Total segment expenses	(342)	(685)	(1,008)	(83)
Segment results	78	80	130	11
Depreciation and amortization	(14)	(22)	(40)	(3)
Provision for impairment of receivables	-	-	(3)	0

Table of Content

Year ended December 31, 2013  compared to year ended December 31, 2012.

Corporate Segment

Our corporate segment revenues increased  by Rp3,543.0  billion, or 16.1%, from Rp22,047.0  billion in 2012  to Rp25,590.0  billion in 2013. The increase was mainly due to an increase of Rp1,395.1  billion, or 27.0%, in revenues from data and internet revenues, reflecting an increase in value added services revenue as well as an increase in Metro Ethernet E-LINE monthly revenue due to the migration from low cap connectivity to high cap connectivity. Revenues from other telecommunications services increased by Rp1,192.4 billion, or 35.7%, as a result of an increase in tower lease revenues in line with the growth in tenancy ratio, and an increase in support CPE revenues. Network revenues increased by Rp516.9 billion, or 16.1%, primarily reflecting an increase in C-band satellite transponder monthly subscription revenue due to higher market demand, and an increase in International Ethernet Private Line (IEPL) revenue. Interconnection revenues increased by Rp347.4 billion, or 6.2%, mainly as a result of an increase in IP transit monthly subscription revenue due to higher demand for internet connectivity from ISPs and corporate customers, and an increase in revenues from wholesale voice. A decline of Rp243.4 billion, or 29.3%, was recorded in IDD 007 retail OLO origin interconnection revenue due to the discontinuance of a promotion which we operated in 2012 which had driven interconnection revenues but which did not provide satisfactory margins and thus was discontinued in 2013.

Our corporate segment expenses increased by Rp2,399.0  billion, or 13.3%, from Rp17,976.0  billion in 2012  to Rp20,375.0  billion in 2013,  primarily due to an increase of Rp1,985.3 billion, or 26.9%, in operation and maintenance expenses as a result of higher tower rent expenses as well as an increase in hardware system integration expense in line with the growth of solution services provided to our corporate customers. General and  administration expenses increased by Rp1,087.1  billion, or 99.0% reflecting increases in provision expenses for telecommunication services receivables, director  and commisioner remuneration, and in employee training expenses relating to our global talent program. Marketing expenses increased by Rp252.7 billion, or 52.6%, reflecting increases in customer education expense and in marketing expenses primarily relating to promoting and educating customers about our new products. A decline of Rp897.6 billion, or 69.2%, was recorded in other expenses due to a decline in other operating expenses primarily relating to loss of Telkom-3 satellite which was built and launched but failed to reach useable orbit in 2012, which was not repeated in 2013, while the decline of Rp6.4 billion, or 0.2%, in personnel expenses reflected a decline in employee severance payments, partially offset by an increase in post-retirement healthcare benefit expenses.

Home Segment

Our home segment revenues decreased by Rp120.0 billion, or 1.3%, from Rp9,583.0 billion in 2012 to Rp9,463.0 billion in 2013, mainly due to a decline of Rp710.9 billion or 13.2%, in fixed wireline revenue, reflecting a decline in local usage revenue and in monthly subscription revenue in line with the shift in customer communication behavior trends. These were partially offset by an increase in other telecommunication services of Rp225.9 billion, or 24.6%, due to increases in CPE lease revenue. Data and internet revenues increased by Rp159.3 billion, or 4.7%, due to an increase in monthly subscription revenue for Speedy in line with the 28.7% growth in Speedy customer base to 3.0 million subscribers.

Our home segment expenses increased by Rp946.0 billion, or 11.9%, from Rp7,939.0 billion in 2012 to Rp8,885.0 billion in 2013, primarily due to an increase of Rp1,496.7 billion, or 136.8%, in operation and maintenance expenses. A decline of Rp568.5 billion, or 86.0%, was recorded in other expenses, due to a  decline in other operating  expenses primarily relating to supervising construction.

Personal Segment

Our personal segment revenues increased by Rp5,111.0 billion, or 9.1%, from Rp56,275.0 billion in 2012 to Rp61,386.0 billion in 2013, mainly due to an increase of Rp1,316.8 billion, or 4.3%, in cellular revenues, reflecting an increase in long distance cellular revenue as well as in cellular monthly subscription revenue due to a 5.1% growth in our cellular subscriber base to 131.5 million subscribers. Data and internet revenue increased by Rp3,275.1 billion, or 16.3%, due to an  increase in cellular data communication revenue in line with the 10.8% growth in our data services users to 60.5 million users, and an  86.1% growth in data traffic. Cellular SMS revenue also increased due to the  promotion of our simPATI  and kartu As products. Other telecommunication services revenue increased by Rp270.9 billion, or 114.3%. Network revenues increased by Rp173.5 billion, or 64.8%. Revenue from fixed wireless decreased by Rp174.0  billion, or 14.3%, reflecting a  decline of Rp129.1  billion, or 22.2%, in local prepaid usage in line with our migration strategy for our fixed wireless business.

Table of Content

Our personal segment expenses increased by Rp3,091.0 billion, or 8.5%, from Rp36,372.0 billion in 2012 to Rp39,463.0 billion in 2013, mainly due to an increase of Rp1,475.5 billion, or 14.6%, in depreciation expense, which reflected an increase in provision for asset impairment loss primarily relating to our fixed wireless business as a result of lower tariffs and declining customers in the fixed wireless market and an increase in depreciation of leased assets. Operation and maintenance expenses increased by Rp1,930.3 billion, or 13.2%, as a result of the increase in operation and  maintenance expenses for support facilities, operation and maintenance expenses for antenna  and towers due to accelerated BTS construction by Telkomsel, and in operation and maintenance expenses for building installations.

Other Segment

Our other segment revenues increased by Rp373.0 billion, or 48.8%, from Rp765.0 billion in 2012 to Rp1,138.0 billion in 2013, reflecting an increase of Rp372.0 billion, or 48.6%, in Telkom Property's other telecommunication revenues, mainly as a result of an increase of Rp105.0 billion, or 31.0%, in building maintenance services revenue as well as an increase in security services revenue due to tariff adjustments. Revenue from project management increased by Rp57.5 billion, or 51.3%, reflecting enhanced synergies within the Telkom Group as we implemented a strategy for all our subsidiaries to use Telkom Property for building management in 2013. Revenue from management transport services a new line of business recorded an increase of Rp56.9 billion, or 100%, from 2012, while revenue from building lease increased by Rp46.2 billion, or 65.0%, due to an increase in rental rates.

Our other segment expenses increased by Rp323.0 billion, or 47.2%, from Rp685.0 billion in 2012 to Rp1,008.0 billion in 2013, mainly reflecting an increase of Rp260.4 billion, or 46.0%, in operation and maintenance expenses, due to increases in project management expenses, electricity bills, and in third-party cooperation expenses. Personnel expenses increased by Rp28.9 billion, or 44.0%, mainly due to an  increase in outsourcing expenses.

Year ended December 31, 2012  compared to year ended December 31, 2011

Corporate Segment

Our corporate segment revenues increased by Rp2,479 billion, or 12.7%, from Rp19,568 billion in 2011 to Rp22,047 billion in 2012. The increase in corporate segment revenues was primarily due to an increase in interconnection revenue of Rp1,632 billion, or 40.8%, primarily resulting from an increase in IP transit and outgoing IDD revenues. Data and internet revenues increase of Rp705 billion, or 15.8%, primarily due to an increase in revenues from Metro Ethernet and data, internet and telecommunication service in line with an increase of 70.8% in Metro Ethernet data volume from 140,733 Mbps in 2011 to 240,315 Mbps in 2012.

Our corporate segment expenses increased by Rp2,317 billion, or 14.8%, from Rp15,659 billion in 2011 to Rp17,976 billion in 2012, primarily due to increase in operation and maintenance expenses by Rp1,763 billion, or 31.4%, primarily resulting from cooperation expense and operating and maintenance expense for antenna and towers. Personnel expense also increased by Rp459 billion, or 15.1%, from 2011.

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

Personal Segment

Our personal segment revenues increased by Rp5,362 billion, or 10.5%, from Rp50,913 billion in 2011 to Rp56,275 billion in 2012, primarily due to an increase in cellular revenues of Rp4,957 billion, or 15.0%,  and an increase in interconnection revenue by Rp444 billion, or 14.1%,  compared to 2011. The increase in cellular revenues was primarily due to an increase in data and internet revenue by Rp2,553 billion in 2012 as compared to 2011, or 49.1%, and an increase in long distance cellular revenue by Rp1,397 billion in 2012 as compared to 2011, or 20.6%. The increase in interconnection revenue was primarily due to an increase in local cellular revenue.

Table of Content

Our personal segment expenses increased by Rp1,693 billion, or 4.9%, from Rp34,679 billion in 2011 to Rp36,372 billion in 2012, primarily due to an increase in interconnection expenses of Rp196 billion, or 4.2% and an increase in operation and maintenance expenses of Rp1,025 billion, or 7.6%. The increase in operation and maintenance expense was primarily due to an increase in transport expense and an increase in radio frequency expenses. On the other hand, depreciation expenses decreased by Rp1,066 billion,  or 9.9%,  due to the changes in the estimated useful lives of towers and certain equipment.

Other Segment

Our other segment revenues increased by Rp345 billion, or 82.1%, from Rp420 billion in 2011 to Rp765 billion in 2012, due to the increase in Telkom Property’s other telecommunication services of Rp273 billion, or 368%, resulting from the increase in management project of Rp57 billion, or 102.8%,  and security services of Rp206 billion, or 100%. In addition, lease revenues also increase by Rp71 billion, or 20.5%,  due to the increase in building lease of Rp24 billion, or 48.7%,  and building maintenance of Rp46 billion, or 15.6%.

Our other segment expenses increased by Rp343 billion, or 100.3%, from Rp342 billion in 2011 to Rp685 billion in 2012, primarily due to an increase in operating and maintenance expenses of Rp154 billion, or 37.4%, primarily resulting from an increase in project management expenses, expenses relating to the operation of buildings and land and electricity, gas and water expenses.

LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.      Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2013, we had Rp14,696 billion in cash and cash equivalents available. In 2013, cash and cash equivalents increased by Rp1,578 billion. In 2013, the increase of cash flow provided by operating activities primarily arise from cash receipts from customers of Rp77,013 billion.

We made net repayments of current indebtedness for borrowed money of Rp7,967 billion in 2011, Rp5,843 billion in 2012 and Rp6,239 billion in 2013. Cash outflows in 2013 reflected payments for short-term loans and other borrowings of Rp407 billion and long-term loans and other borrowings of Rp5,832 billion.

Our internal liquidity strength reflected in our current ratio, which we calculate as current assets divided by current liabilities, increased from 116.0% as of December 31, 2012 to 116.3% as of December 31, 2013.

B.      External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, two-step loans, bonds and notes payable. During the year 2013 we used external liquidity bank loans of Rp3,538  billion.

C.      Outstanding Liquidity Sources

We had undrawn loan facilities which include the following sources of unused liquidity:

-         Bank CIMB Niaga loan facility in the amount of Rp1,077 billion;

-         Japan Bank for International Cooperation loan facility in the amount of US$31,350,000;

-         BNI loan facility in the amount of Rp531 billion;

-         UOB loan facility in the amount of Rp70 billion;

-         BRI loan facility in the amount of Rp49 billion;

-         Bank Bukopin loan facility in the amount of Rp9 billion;

-         BRI Syariah loan facility in the amount of Rp1.4 billion;

-         Bank Syariah Mandiri loan facility in the amount of Rp1.3 billion;  and

-         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp749 billion.

Table of Content

Net Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Years ended December 31,
	2011	2012		2013
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	30,462	27,941	36,574	3,004
used in investing activities	(14,414)	(11,311)	(22,702)	(1,865)
used in financing activities	(15,539)	(13,314)	(13,327)	(1,095)
Net increase in cash and cash equivalents	509	3,316	545	44
Effect of exchange rate changes on cash and cash equivalents	5	168	1,039	85
Cash and cash equivalents at beginning of year	9,120	9,634	13,118	1,078
Ending balance of disposed subsidiary	-	-	(6)	(0)
Cash and cash equivalents at end of year	9,634	13,118	14,696	1,207

Year ended December 31, 2013 compared to year ended December 31, 2012

Cash Flows from Operating Activities

Net cash provided by operating activities in 2013 was Rp36,574 billion (US$3,004  million) compared to Rp27,941  billion in 2012. The increase was primarily due to an increase of Rp5,103 billion, or 7.1%, in cash receipts from customers and from other telecommunications operators of Rp528  billion, or 13.2%, due to the increase in our operating revenue, and decrease of Rp6,211  billion, or 18.5%, of cash payments for expenses. This was partially offset by an increase of Rp1,809 billion, or 32.4%, in payment for income taxes  and cash payments  to employees of Rp1,721 billion, or  21.1%.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2013 was Rp22,702 billion (US$1,865 million) compared to Rp11,311 billion in 2012. This increase was primarily due to an increase of Rp11,423 billion, or 139.0% in acquisition of property and equipment mainly relating to property under construction, transmission installation and equipment and cable network.

Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp13,327 billion (US$1,095 million) in 2013 compared to Rp13,314 billion in 2012. This increase was primarily due to an increase of Rp4,112 billion, or 235.8%, in proceed from sale of treasury stock. This was partially offset by an increase of Rp1,227 billion, or 17.2%, in cash dividends paid to our stockholders due to the increase of our operating profit and a decrease of Rp1,349 billion,  or 27.6%,  in proceed from loan and other borrowings.

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

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2012 was Rp11,311 billion (US$1,173 million) compared to Rp14,414 billion in 2011. This decrease was primarily due to an increase of Rp3,975 billion, or 12,045.5% in placement in time deposits and a decrease of Rp4,884 billion, or 37.3%, in cash payments for the acquisition of property and equipment. This was partially offset by an increase of Rp1,862 billion,  or 14,323.1% in proceeds from insurance claims relating to unsuccessful launch of the Telkom-3 satellite.

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

Table of Content

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

Current Assets

As of December 31, 2013, our current assets were Rp33,075 billion (US$2,718 million) compared to Rp27,973 billion as of December 31, 2012. The increase  in current assets was mainly due to the increase of Rp2,534 billion, or 58.4%,  in other current financial assets, an increase in cash and cash equivalents of Rp1,578 billion, or 12.0%, and an increase in trade and other receivables of Rp1,012 billion, or 18.7%.

This increase  was partially offset by a decrease of Rp279 billion, or 36.9% in prepaid other taxes.

Current Liabilities

Current liabilities were Rp28,437 billion (US$2,336 million) as of December 31, 2013 and Rp24,108 billion as of December 31, 2012. This increase  was primarily due to an increase of Rp4,531 billion, or 60.8% in trade and other payables and an increase of Rp761 billion, or 27.9% in unearned income.

This increase was partially offset by a decrease of Rp899 million, or 14.6% in accrued expenses.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to Rp3,865  billion as of December 31, 2012 and Rp4,638  billion (US$382  million) as of December 31, 2013. The increase in net working capital was primarily due to:

-         A substantial increase of Rp2,534  billion in other current financial assets (mainly from time deposit);

-         An increase of Rp1,578 billion in cash and cash equivalents; and

-         An increase of Rp1,012 billion in trade and other receivables.

This was partially offset by:

-         An increase of Rp4,531  billion in trade and other payables;

-         A decrease of Rp899  billion in accrued expense; and

-         An increase of Rp761  billion in unearned income.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

Capital Structure

Our capital structure as of December 31, 2013 is described as follows:

	Amount (Rp billion)	Portion (%)

Short-term Debt	432	0.5
Long-term Debt	19,824	24.8
Total Debt	20,256	25.3
Equity attributable to owners	59,753	74.7
Total Invested Capital	80,009	100.0

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI, BRI and Bank Mandiri, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2013, our debt to equity ratio was 0.34  and our debt service coverage ratio was 6.8, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

Table of Content

Indebtedness

Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2011, 2012 and 2013 were as follows:

	As of December 31,
	2011	2012	2013	2013
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	14,142	16,192	17,543	1,441
US Dollar(1)	2,561	2,052	1,734	142
Japanese Yen(2)	1,168	1,031	979	80
Total	17,871	19,275	20,256	1,663

(1)     The amounts as of December 31, 2011, 2012 and 2013 translated into Rupiah at Rp9,075, Rp9,645 and Rp12,180 = US$1, respectively, being the Reuters sell rates for US Dollar at each of those dates.

(2)     The amounts as of December 31, 2011, 2012 and 2013 translated into Rupiah at Rp117.0, Rp111.8 and Rp115.9 = Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

Of our total indebtedness, as of December 31, 2013, Rp20,256  billion, Rp5,525  billion, Rp6,465 billion, Rp2,853 billion, and Rp5,413 billion were scheduled for repayment in 2014, 2015 to 2016, 2017 to 2018 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 18-19 to our Consolidated Financial Statements.

CAPITAL EXPENDITURES

In 2013, we incurred capital expenditures of Rp24,898 billion (US$2,046 million), which was  in line with the realization of the plan to develop of network infrastructure, services node, applications and supporting system.

Our capital expenditures are grouped into four categories of development plan to characterize the network element and asset classification, as follows:

-         Broadband services, which consist of program development and capacity expansion of broadband  access, service provision servers, applications, content and IT system;

-         Network infrastructure, which consists of a network of national and regional backbone transmission Metro Junction, Metro  Ethernet, IP backbone and satellite;

-         Optimizing legacy, for fixed wireline; and

-         Capex supports.

Of our Rp24,898 billion capital expenditure in 2013, Telkom (as parent company) incurred capital expenditures of Rp5,313 billion (US$437 million), Telkomsel incurred capital expenditures of Rp15,662 billion (US$1,287 million) and our other subsidiaries incurred capital expenditures of Rp3,923 billion (US$322 million) as follows:

Table of realization of our capital expenditure
	Years Ended December 31,
	2011	2012	2013
	(Rp billion)	(Rp billion)	(Rp billion)
Telkom (parent company)
Broadband service	1,875	1,662	3,286
Network infrastructure	1,979	2,060	1,674
Optimizing legacy	156	86	191
Support	192	232	162
Subtotal for Telkom	4,202	4,040	5,313
Subsidiaries
Telkomsel	8,472	10,656	15,662
Others	1,929	2,576	3,923
Subtotal for subsidiaries	10,401	13,232	19,585
Total for Telkom Group	14,603	17,272	24,898

Table of Content

Material Commitments for Capital Expenditures

As of December 31, 2013, we had material commitments for capital expenditures under certain contractual arrangements of Rp18,461  billion, principally relating to procurement and installation of the broadband network, transmission equipment and fiber optic cablesystem.

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 38a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations and additional fund raised from external sources as well. In 2014, we expect that our capital expenditure to revenue ratio will be approximately in the range of 25%-30%. We expect that of the total increase in amount of capital expenditure in 2014 over 2013, the most significant proportions will be allocated for mobile and broadband services and with a portion of the increase will be synergistically functionalized to our subsidiaries. We expect to fund the above commitments with our internal and external source of funds.

The realization of the future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian and global economy environments, the Rupiah/US Dollar or other applicable foreign exchange rates, the availability of supply or vendor or other financing on terms acceptable to us, and also any technical or other problems in the implementation.

Critical Accounting Policies, Estimates and Judgments

For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2ab  to our Consolidated Financial Statements.

New Standards and Interpretations

See Note 44  to our Consolidated Financial Statements for a discussion of the new standards, amendments to standards and interpretations not yet effective for the year ended December 31, 2013 and have not been applied in preparing the Consolidated Financial Statements.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We routinely make investments to improve products and services. Total expenditure reached about Rp13 billion, Rp13 billion and Rp14 billion (US$1 million), in 2011, 2012 and 2013,  respectively. In 2013, we engaged in research and development in the areas of business, products and services to support of the implementation of mobile broadband, cloud computing, and development of ecosystem-based solutions, such as e-tourism, mobile payment, mobile games, and smart home solutions, that are designed to promote a digital lifestyle in Indonesia. We also engaged in research and development relating to telecommunication network infrastructure.

We have developed two business incubators located in the cities of Bandung and Yogyakarta called Bandung Digital Valley ("BDV") and Jogja Digital Valley ("JDV"), respectively. Each incubator is intended to help build a national digital creative industry while strengthening our business portfolio and focuses on innovative ideas which have may or may not been fully market-tested but that we believe have potential.

BDV commenced operations in 2012 and has been involved in the incubation of over a dozen startup companies. We expect JDV to commence incubation activities in 2014.

D.      TREND INFORMATION

The significant trends, or developments that have had in recent years, and may have in the future, a material impact on our results of operations, financial condition and capital expenditures, include (i) an increase in cellular telephone revenues with increases in subscribers, minutes of use, ARPU and regulatory aspects (ii) an increase in revenues from data, internet and information technology services revenues, and (iii) a decrease in fixed lines telephone revenues. See “Operating Results”.

We believe favorable external factors, among others, will support our ability to continue to drive revenue growth from data, internet  and information technology services as well as from mobile phone services. Indonesia's economy recorded a relatively robust growth in recent years despite a sluggish global economy. With good economic fundamentals, Indonesia’s national economy is expected to continue to grow steadily, with a corresponding increase in consumer purchasing power, which in turn is expected to result in higher demand for telecommunications services, for both basic telecommunications services as well as the more sophisticated value-added services that are part of the increasingly prevalent digital lifestyle in modern societies.

Table of Content

In the longer term, Indonesia’s economy is also expected to enjoy support from Government initiatives such as the Master Plan for the Acceleration and Expansion of Indonesia’s Economic Development, which was launched in 2011. One of the three pillars of the master plan is development of national connectivity, including development of the information and communication technology sector. This is in line with our IDN program and our strategic initiative on the development of our Nusantara Superhighway project (i.e. the Palapa ring project known as id-Ring), an optical-based network of six interconnected rings which links Indonesia’s main island groups, namely the Sumatra ring, the Java ring, the Kalimantan ring, the Sulawesi ring, the Bali and Nusa Tenggara ring and the Maluku and Papua ring. We expect that the development of this extensive telecommunication network connecting all the six major economic corridors will allow us to offer more value-added services, and to reach more customers in a much larger scale, as well as provide opportunities for our products and services in the IMES areas.

We believe the shift in consumer preferences towards a digital lifestyle will be a key factor that we expect will drive our business in the future. We believe this will lead to continuing increase in broadband demand (including mobile broadband), compensating for the decline of our legacy business (both fixed wireline and cellular telephone revenues  and SMS revenues). We expect the increase in demand for data communications and corporate internet to continue next year as we increase our capacity to cover more small and medium enterprises.

E.      OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2013, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2013.

Contractual Obligations	By Payment Due Dates
	Total	Less than 1 year (7)	1-3 years (7)	3-5 years (7)	More than 5 years (7)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(5)	14,855	4,445	5,405	1,756	3,249
Capital Lease Obligations(2)	4,969	648	1,060	1,097	2,164
Operating Leases Obligation(3)	14,037	1,845	3,270	3,095	5,827
Interest on Long-term Debts and Capital Lease Obligations(6)	5,348	1,424	1,856	1,159	909
Unconditional Purchase Obligations(4)	18,461	18,461	-	-	-
Total	57,670	26,823	11,591	7,107	12,149

(1)     See Notes 18-19 to our Consolidated Financial Statements.

(2)     Related to the leases of the slot of the tower, property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets.

(3)     Related primarily to leases of slot of the tower, leased line, telecommunication equipment and land and building.

(4)     Capital expenditures committed under contractual arrangements.

(5)     Excludes the related contractually committed interest obligations.

(6)     See “Item 3 Key Item Information – Selected Financial Data – Risk Factors – Risks Related to Our Business – Financial Risks – We are exposed to interest rate risk”.

(7)     Less than 1 year = 2014, 1-3 years = 2015-2016, 3-5 years = 2017-2018, more than 5 years = 2019 further.

See Note 38 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2013, we had long-term liabilities for pension benefit and other post-employment benefits and long service awards. In 2013,  we contributed Rp471 billion to our other post-employment benefits plan and Rp182 billion to our defined benefit pension plan. See Note 33 to our Consolidated Financial Statements.

G.      SAFE HARBOR

All information that is not historical in nature disclosed under “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Forward-Looking Statements".

Table of Content

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. These boards are separate, and no individual may be a member of both boards. The members of the Board of Commissioners and Board of Directors are elected and dismissed by shareholders’ resolutions at a GMS. As stated in the Articles of Association, to be elected, candidates must be nominated by the Government as holder of the Series A Dwiwarna share. The term of office for each Commissioner and Director is five years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a business day, in which case such term of office shall expire on the following business day. Shareholders, through an AGMS or an EGMS, have the right to discharge a Commissioner or Director at any time before the expiration of his/her term of office.

Board of Commissioners

The Board of Commissioners is responsible for supervising and providing advice to the Board of Directors. The Board of Commissioners consists of six  members, one of whom is designated the President Commissioner. In accordance with OJK regulations and IDX rules which require 30% of our Board of Commissioners to be independent, the following Commissioners have been designated as our Independent Commissioners: Johnny Swandi Sjam and Virano Gazi Nasution. The principal duty of such Independent Commissioners, in addition to exercising supervision, is to represent the interests of the minority shareholders.

As of December 31, 2013, the Board of Commissioners consisted of six  members as listed below:

Name	Age	Commissioner Since	Position
Jusman Syafii Djamal	59	2011	President Commissioner
Hadiyanto	51	2012	Commissioner
Parikesit Suprapto	62	2012	Commissioner
Gatot Trihargo	53	2013	Commissioner
Johnny Swandi Sjam	53	2011	Independent Commissioner
Virano Gazi Nasution	45	2012	Independent Commissioner

Jusman Syafii Djamal

Jusman Syafii Djamal has served as our President Commissioner since January 1, 2011. Currently, he also serves as President Commissioner (Independent) at PT Cardig Aero Services Tbk, as President Commissioner (Independent) at PT Toba Bara Sejahtera Tbk., as President Commissioner (Independent) at PT Mandala Airline Tbk, and as Chairman at Matsushita Gobel Foundation. Since May 20, 2011, he is by appointment of the President of the Republic of Indonesia, a member of the National Innovation Committee (a think tank of the President of the Republic Indonesia on Innovation Policy). Previously, Mr. Djamal was the Minister of Transportation for the “Indonesia Bersatu Pertama” cabinet (2007-2009) and concurrently a member of the National Transportation Safety and Security Evaluation Team (2007) founded to evaluate and find the “root causes”  of accidents in Shipping/Marine, Railways and Highways transportation. He has vast experience in aircraft industry management due to exposures to a variety of strategic positions: as the President Director of PT Dirgantara Indonesia (2000-2002), as Director of Human Resources of PT IPTN (1999-2000), as Director of Helicopters, Defense Technology and Satellite (1996-1999), as Chairman of PT IPTN’s Restructuring Program Implementation team (1998-2001), and as Chief Project Engineer for N250 Development & Constructional Design (1989-1995). As a professional aerodynamics engineer with twenty years of experience in Computational Aerodynamics and Configuration Development, he holds, an Intellectual Property Right Patent No.ID 0 021 669 for electronic-based Flight Control Systems issued on August 15, 2008 together with the late Bambang Pamungkas. He was awarded the Nararya Dedicational Award from the Republic of Indonesia on August 17, 1995. He is the co-author of Grand Techno Economic Strategy - Siasat Memicu Produktivitas (Mizan Publishers, 2009). He earned his Bachelor of Mechanical Engineering in Aeronautical Engineering from Institut Teknologi Bandung (1983).

Table of Content

Hadiyanto

Hadiyanto has served as our  Commissioner since May 11, 2012. Currently, he also serves as Director General of State Treasury at the Ministry of Finance of the Republic of Indonesia. He has assumed, among other positions, Head of the Legal Bureau, Secretariat General of the Ministry of Finance and was the Alternate Executive Director at the World Bank, Washington D.C., US. He was the President Commissioner of PT Garuda Indonesia Tbk.  (2007-2012) and President Commissioner of PT Bank Export Indonesia (2007-2009). He holds a Bachelor’s  degree in Law from the University of Padjadjaran, Bandung, a Master of Law Degree (“LLM”) from Harvard University Law School, USA, and a PhD. in Law from the University of Padjadjaran, Bandung.

Parikesit Suprapto

Parikesit Suprapto has served as our  Commissioner since May 11, 2012. Previously he was the Deputy of Business Services at the Ministry of SOE (2010-2012), Deputy Head of Banking and Finance Industry at the Ministry of SOE (2008-2010) and Advisor to the Minister of SOE  for Small Business Sector (2006-2008). He was a Commissioner of PT Indosat Tbk (2011-2012) and a Commissioner of PT Bank Negara Indonesia (Persero) Tbk. He earned a Bachelor’s  degree in Corporate Economics from Sekolah Tinggi Manajemen Industri, Jakarta (1980), a Master’s  degree in Economic Development from Indiana University, Indiana, USA (1990) and a PhD degree in Development Economics from the University of Notre Dame, Indiana, USA (1995).

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

Gatot Trihargo

Gatot Trihargo, has served  as a Commissioner since 19 April 2013. He currently serves as a Deputy of Services Business in the Ministry of State-Owned Enterprises of the Republic of Indonesia. He holds a degree in accounting from the State College of Accountancy, Jakarta and  a Master's degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio, USA. Gatot Trihargo was appointed as a members of Planning and Risk Evaluation and Monitoring Committee (“KEMPR”)  based on the Decree of the Board of Commissioners No.05/KEP/DK/2013 dated May 14, 2013 on the Membership Composition of the Planning and Risk Evaluation and Monitoring Committee of Limited Liability Company (Persero) PT Telekomunikasi Indonesia, Tbk. As a member of KEMPR, Gatot Trihargo is responsible for monitoring and supervision of Rencana Jangka Panjang Perseroan  (“RJPP”)/Corporate Strategic Scenario (“CSS”) implementations, Rencana Kerja dan Anggaran Perseroan  (“RKAP”) implementations, and enterprise risk management implementations, as well as the development of non-organic business initiative implementations.

Our Board of Commissioners is assisted by a Board Secretary whose main function is to ensure that while performing its tasks, the Board of Commissioners complies with our Articles of Association as well as applicable laws and regulations. The Board of Commissioners’ office address is Grha Merah Putih Building, 5th Floor, Jl. Gatot Subroto Kav.52, Jakarta, 12710, Indonesia.

Table of Content

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of eight members, including a President Director.

As December 31, 2013, the Board of Directors consisted of eight members as listed below:

Name	Age	Director Since	Position
Arief Yahya	52	2012	President Director (CEO)
Honesti Basyir	45	2012	Director of Finance (CFO)
Indra Utoyo	51	2007	Director of Innovation & Strategic Portfolio (ISP)
Sukardi Silalahi	48	2012	Director of Consumer Service (CONS)
Muhammad Awaluddin	45	2012	Director of Enterprise & Business Service (EBIS)
Rizkan Chandra	44	2012	Director of Network IT & Solution (NITS)
Priyantono Rudito	46	2012	Director of Human Capital Management (HCM)
Ririek Adriansyah	50	2012	Director of Wholesale & International Service (WINS)

Arief Yahya

Arief Yahya has served as our  President Director since May 11, 2012. Concurrently, he also serves as President Commissioner of Telkomsel, our subsidiary. Prior to his appointment as President Director, he led a career with Telkom in various positions, including as Director of Enterprise & Wholesale (2005-2012),  Head of Regional Division V East Java (2004-2005) and Head of Regional Division VI Kalimantan (2003-2004). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1986) and a Master’s degree in Telematics from University of Surrey, UK (1994).

Honesti Basyir

Honesti Basyir has served as our Director of Finance since May 11, 2012. Prior to his appointment as Director of Finance, he has held a number of key positions with Telkom, including Vice President (“VP”) for Strategic Business Development at ITSS Directorate (2012), VP for Strategic Business Development at SICP (2010-2012), Project Controller of Project Management Office (2009-2010) and Assistant  Vice President (“AVP”) for Business & Finance Analysis (2006-2009). He holds a Bachelor’s degree in Industrial Technology from Institut Teknologi Bandung (1992) and a Master’s degree in Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

Indra Utoyo

Indra Utoyo has served as our  Director of Innovation  & Strategic Portfolio (“ISP”) since February  28, 2007. He joined Telkom in  1986 and has held a variety of positions. Prior to his appointment as Director of ISP he served as Director of Information Technology Solution & Supply (2007-2012). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1985) and a Master’s degree in Communication & Signal Processing from Imperial College, UK  (1994).

Sukardi Silalahi

Sukardi Silalahi has served as our  Director of Consumer Service since May 11, 2012. He joined Telkom in  1991 and, prior to his appointment as Director of Consumer Service, he served in a variety of positions, including Executive General Manager (“EGM”) of Eastern Consumer Service Division (2011-2012), Deputy EGM of Western Consumer Service Division (2010-2011), EGM of Regional Division VI Kalimantan (2008-2010) and Deputy EGM of Fixed Wireless Network Division (2007-2008). He holds a Bachelor’s degree in Civil Engineering from Institut Teknologi Bandung (1989).

Muhammad Awaluddin

Muhammad Awaluddin has served as our  Director of Enterprise & Business Service (“EBIS”) since May 11, 2012. Concurrently, he also serves as President Commissioner of Infomedia, our indirect subsidiary. Prior to his appointment as Director of EBIS, he served, among other positions, as President Director of Infomedia (2010-2012), EGM of Access Network Division (2010) and EGM of Regional Division I Sumatra (2007-2010). He holds a Bachelor’s degree in Electrical Engineering from Universitas Sriwijaya, Palembang (1990) and a Master’s degree in Business Administration from the European University, Antwerp, Belgium (1998).

Table of Content

Rizkan Chandra

Rizkan Chandra has served as our  Director of Network IT & Solution (“NITS”) since May 11, 2012. Concurrently, he also serves as Commissioner of  Telkomsel, our subsidiary, and as Commissioner at Metranet, our indirect subsidiary. Prior to his appointment as Director of NITS, among other positions, he served as President Director of Sigma, our  indirect subsidiary (2010-2012), Senior General Manager (“SGM”) of Telkom Learning Center (2008-2010) and VP for Infrastructure & Service Planning, Telkom (2007-2008). He holds a Bachelor’s degree in Informatics from Institut Teknologi Bandung (1992) and a Master’s degree in Management of Technology from the National University of Singapore (2000).

Priyantono Rudito

Priyantono Rudito has served as our  Director of Human Capital Management  (“HCM”) since May 11, 2012. Concurrently, he also serves as Commissioner of Telkomsel, our subsidiary. Since he joined Telkom in  1991, he has served in a number of positions, including as VP for Corporate Strategic Planning (2011-2012) and VP for Marketing & Consumer Care (2007-2011). He holds a Bachelor’s degree in Industrial Engineering from Institut Teknologi Bandung (1991) and a Master’s degree in Business (Marketing) (1997) and a Doctoral degree in Management (2011) from the Royal Melbourne Institute of Technology, Australia.

Ririek Adriansyah

Ririek Adriansyah has served as our Director of Wholesale & International Service (“WINS”) since May 11, 2012. Concurrently, he also serves as President Commissioner of TII, our subsidiary. He joined  Telkom in  1990 and, prior to his appointment as Director of WINS, served as, among other positions, President Director of TII, our subsidiary (2011-2012), Director of Marketing & Sales, TII (2010-2011), Director of International Carrier Service, TII (2008-2010) and Deputy EGM of Infratel Division, Telkom (2004-2008). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1989).

B.    COMPENSATION

Compensation of Commissioners and Directors

Each Commissioner is entitled to monthly remuneration and benefits. They are also entitled to bonuses based on our business performance and achievements, which amount is determined by shareholders at the GMS. Commissioners are also entitled to a lump sum allowance upon resignation.

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including retirement benefit). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at the GMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from Board of Commissioners before being considered by shareholders at the GMS.

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

Table of Content

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

The net amount of remuneration paid to our Commissioners and Directors for the year ended December 31, 2013, including basic compensation (honorarium), bonus and other incentives, was Rp164 billion (US$20 million). There is no management pension plans or contingent compensation in place.

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

Table of Content

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

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was promulgated by a Decree of the Board of Commissioners. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations. The Audit Committee charter was stipulated by the Board of Commissioners’ Decree No.11/KEP/DK/2011 dated November 30, 2011 regarding the Charter of the Telkom Group Audit Committee. In 2013, no changes were made to regulations related to our Audit Committee that would require us to amend our Audit Committee Charter.

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

Audit Committee Independence

Bapepam-LK Audit Committee Rules require that the Audit Committee consist of at least three members, one of whom must be an Independent Commissioner who serves as chairman, while the other two members must be independent. At least one of these two members must have expert knowledge (in the context of Item 16A of Form 20-F) in the field of accountancy or finance. In order to be considered independent under the prevailing Indonesian rules, the external members of the Audit Committee:

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

Currently, the Audit Committee consists of five  members: (i) Johnny Swandi Sjam (Independent Commissioner and Chairman); (ii) Agus Yulianto (Secretary); (iii) Virano Gazi Nasution (Independent Commissioner); (iv) Parikesit Suprapto (Commissioner); (v) Sahat Pardede.

Audit Committee Financial Expert

See Item 16A “Audit Committee Financial Expert”.

Exemption from US Listing Standards for Audit Committees

See Item 16D “Exemptions from the Listing Standards for Audit Committees”.

Table of Content

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

As of December 31, 2013, the members of our Nomination and Remuneration Committee were Jusman Syafii Djamal (President Commissioner), Hadiyanto, Parikesit Suprapto, Johnny Swandi Sjam, Virano Gazi Nasution and Yuki Indrayadi. To maintain independence in the execution of their tasks, members of the Nomination and Remuneration Committee have no relationship, either directly or indirectly, with us. There are no service contracts or benefits to be provided for Board of Directors of our Company or subsidiaries upon their termination as Board of Directors.

D.    EMPLOYEES

We had a total of 25,011 employees as of December 31, 2013, consisting of 17,881 Telkom employees and 7,130 employees of our subsidiaries. This figure represents a decrease  2.6% compared to the position as of December 31, 2012, reflecting the continued implementation of our multi exit program initiated in 2002 which aims to improve efficiency.

The following is our  employee profile by position, educational background and age group.

Position	2013
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	135	306	441	1.8
Middle Management	2,711	1,276	3,987	15.9
Supervisors	9,936	2,095	12,031	48.1
Others	5,099	3,453	8,552	34.2
Total	17,881	7,130	25,011	100

As of December 31, 2013, 25.2% of our employees did not have a tertiary education (pre university), compared to 45.0% who had graduated university. This reflects our focus to recruit highly educated candidates with the right qualifications to support our growth.

Level of Education	2013
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	5,632	665	6,297	25.2
Diploma Graduates	4,260	974	5,234	20.9
University Graduates	6,262	5,002	11,264	45.0
Post Graduates	1,727	489	2,216	8.9
Total	17,881	7,130	25,011	100

Table of Content

As of December 31, 2013, employees over the age of 45 continued to dominate our workforce, comprising 65.7% of our total employees, followed by employees in the 31 to 45 age group which comprised 24.7%  and those under 30 age group which comprised 9.6%.

Age Group	2013
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
<30	756	1,644	2,400	9.6
31 - 45	4,170	2,001	6,171	24.7
>45	12,955	3,485	16,440	65.7
Total	17,881	7,130	25,011	100

Approximately 78.3% of our employees were located in western Indonesia and approximately 21.7% of our employees  were located in eastern Indonesia.

Retirement Program

The retirement age for all our employees is 56. We have two pension schemes, which are (a) Defined Benefit Pension Plan (“DBPP”) tailored for permanent employees who were hired prior to July 1, 2002, and (b) Defined Contribution Pension Plan (“DCPP”) that applies to other permanent employees.

a.       Defined Benefit Pension Plan (“DBPP”)

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund Division administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month. Our contribution to the pension fund reached Rp187 billion, Rp186 billion and Rp182  billion, respectively, for the years ended December 31, 2011, 2012 and 2013.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program after they secured annual insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the remaining balance. Since 2005, Telkomsel has contributed the entire amount to the program.

Infomedia also has its own DBPP for its employees.

b.       Defined Contribution Pension Plan (“DCPP”)

We operate a Defined Contribution Pension Plan for permanent employees who were recruited on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totalled  Rp5 billion, Rp5 billion and Rp6 billion, respectively, for the years ended December 31, 2011, 2012 and 2013.

To create a more effective and competitive business environment, we also have an Early Retirement Program (“ERP”). The program is run in line with the execution of the 2013-2017 Human Capital Master Plan which is expected to release 1,548  employees. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. From 2002 through December 31, 2013, we spent Rp7.3 trillion as compensation for 14,195  employees who participated in the program. In 2013, we did not execute an early retirement program.

Table of Content

Management of Employee Relations with Management

Pursuant to the Presidential Decree No.83/1998 regarding Ratification of ILO Convention No.87/1948 regarding  Freedom of Association and Protection of the Right Organize, our  employees established the Telkom Employees Union (“SEKAR”). As of December 31, 2013, SEKAR represented a total of 16,283  employees or 91.1% of our  total workforce.

Pursuant to Law No.13/2003 regarding Manpower and Regulation of the Minister of Manpower and Transmigration No.PER.16/2011 concerning Procedures Preparation and Ratification  of Company Regulations and Preparation and Registration Collective Work Agreement (“CWA”), SEKAR is entitled to represent employees in the negotiation of the CWA with management. To renew the expired CWA IV, negotiations for the CWA V were conducted during 2013. These negotiations have resulted in an agreement that was signed by both parties on August 23, 2013, and has been ratified by the Directorate General of Work Requirement, Welfare and Discrimination Analysis of the Ministry of Manpower and Transmigration. CWA V is in effect until August 23, 2015.

Telkomsel and Infomedia also have employees’  unions. Telkomsel’s employees’  union, “SEPAKAT”, has 3,972  members or representing 93.1% of Telkomsel’s total employees. Neither we nor our  subsidiaries with employees union have experienced material labor action.

E.      SHARE OWNERSHIP

As of February 28, 2014, none of our Directors or senior managers beneficially owned more than 1.0% of our outstanding shares of common stock. In addition, no Commissioners beneficially own our shares of common stock. For information regarding share ownership of our directors and senior management, see Item 7 “Major Shareholders and Related Party Transactions – Major Shareholders.”

Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, the Company transferred a portion of the treasury stock to its employees as part of the 2012 annual incentives. The 59,811,400 (equal to 299,057,000 shares after stock split) treasury stock transferred to 24,993 employees which had a total fair value of Rp661 billion.

As of February 28, 2014, 228,546,810 of our shares were owned by 23,520 of our employees and our retirees.

Stock Split

At our general shareholders' meeting on April 19, 2013, a stock split with a ratio of 1:5 was approved by our shareholders. New Series B common shares were deposited into shareholders accounts on September 2, 2013, as part of the stock split. In connection with our stock split, effective September 3, 2013, we changed the ratio of our ADSs from one ADS representing 40 Series B common shares, par value Rp250 per share, to one ADS representing 200 Series B common shares, par value Rp50 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital stock consists of one Series A Dwiwarna share and 399,999,999,999 Series B (common stock) shares. Our authorized shares, 100,799,996,400 of which are issued and fully paid, consists of one Series A Dwiwarna share and 100,799,996,399 shares of Series B common stock. The Series A Dwiwarna share is owned by the Government and carries special voting rights and the right to nominate, and to veto the appointment and removal of, any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve us prior to the expiry of its term of existence, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions placed on the common stock also apply to the Dwiwarna share, except that the Government cannot transfer the Dwiwarna share. The Government’s ownership of the Dwiwarna share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna share may only be modified by an amendment of our Articles of Association, which the Government may veto.

This page intentionally left blank

Table of Content

Company Shareholders per February 28, 2014

	Series A Dwiwarna Share	Series B Shares (Common Stock)	Percentage of Ownership
Government	1	51,602,353,559	53.14
Public		45,498,500,040	46.86
Capital Subtotal (issued and outstanding)	1	97,100,853,599	100.00
Treasury Stock		3,699,142,800	-
Total	1	100,799,996,399	100.00

Shareholders Owning More Than 5% of Shares (Major Shareholder)

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A	Government	1	-
Series B	Government	51,602,353,559	53.14

During the past three years, the percentage of shares held by Government was 52.8%, 53.9% and 53.1% as of February 28, 2012, 2013 and 2014,  respectively.

Shares Owned by Directors

Directors	Number of Shares	Percentage of Ownership
Directors
Indra Utoyo	27,540	<0.01
Honesti Basyir	540	<0.01
Priyantono Rudito	540	<0.01
Sukardi Silalahi	540	<0.01
Total	29,160	<0.01

Shareholders Owning Less Than 5% of Shares

Group	Number of Shares	Percentage of Ownership
Foreign
Business	37,630,826,424	38.75
Individual	15,345,500	0.01
Local
Business Entities
Companies	2,298,992,229	2.37
Mutual Funds	2,441,456,684	2.51
Insurance Companies	1,899,435,600	1.96
Pension Funds	613,687,650	0.63
Other Business Entities	59,213,990	0.06
Individuals	539,541,963	0.56
Total	45,498,500,040	46.85

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

Table of Content

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 53.1 % of our common stock as of February 28, 2014. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder”.

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has right of veto with regard to: (1) the nomination, appointment and removal of our Directors; (2) the nomination, appointment and removal of our Commissioners; (3) the issuance of new shares and (4) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital stock, or reduce our subscribed capital stock.

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

The Government as Regulator

The Government regulates the telecommunications sector through the MoCI. The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the DGPT, the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPT for each type of service offered, including for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp451 billion in 2012 and Rp442 billion (US$36 million) in 2013. Concession fees as a percentage of total expenses amounted to 0.8% in 2012 and 0.8% in 2013. Radio frequency usage charges amounted to Rp3,002 billion in 2012 and Rp3,098 billion (US$255 million) in 2013. Radio frequency usage charges as a percentage of total expenses amounted to 5.5% in 2012 and 5.4% in 2013. USO charges to the MoCI amounting to Rp994 billion in 2012 and Rp1,059 billion (US$87  million) in 2013. USO charges as a percentage of our total expenses came to 1.8% in 2012 and 1.8% in 2013.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2013, we had a total of Rp1,915 billion (US$157 million) in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2013, 73.5% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 26.5% denominated in Rupiah. In 2013, the annual interest rates charged 6.79% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

Table of Content

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2013, the amount of revenues from Government departments and agencies was Rp508 billion, which was approximately 0.61% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of February 28, 2014, we had 44,518 common stock shareholders, including the Government. This total includes 38,696,301,724 common stock shares owned by 1,821 shareholders outside Indonesia. As of the same date, there were 104 ADS shareholders who owned 56,880,177 ADS (1 ADS is equivalent to 200 common stock shares).

Change in Control

As of the date of this Annual Report, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage.

B. RELATED PARTY TRANSACTIONS

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other State-Owned Enterprises. For further details on our related party transactions, see Note 35  to our Consolidated Financial Statements.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

Table of Content

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for our audited Consolidated Financial Statements filed as part of this Form 20-F.

Material Litigation

In the ordinary course of business, we have been named as defendant in various legal actions related to land disputes, monopolistic practice and unfair business competition, and SMS cartel practices. We do not believe that subsequent investigations or court decisions regarding those cases will have significant financial impact on us or our subsidiaries. Based on management's estimates on the probable outcomes of those cases, we have made provisions of Rp49  billion as at December 31, 2013.

For cases involving the Company and cases involving subsidiaries,  see Note 39 to our Company’s Consolidated Financial Statements.

In 2013, there were no legal proceedings involving any serving member of the BoC and BoD.

Dividend Policy

The AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2013 will be decided at the AGMS scheduled for 2014.

Dividend Year	Date of AGMS	Payout Ratio (%)[1]	Amount of Dividends (Rp million)	Dividend per Share (Rp)[6]
2008	June 12, 2009	55	5,840,708[2]	59.39
2009	June 11, 2010	50	5,666,070[0]	57.61
2010	May 19, 2011	55	6,345,350[3]	64.52
2011	May 11, 2012	65	7,127,333[4]	74.21
2012	April 19, 2013	65	8,352,597[5]	87.24

(1)   Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)   Including interim cash dividend paid in December 2009 amounting to Rp524,190 million.

(3)   Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively.

(4)   Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting Rp1,096,513 million.

(5)   Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting Rp1,285,015  million.

(6)   After stock split

Telkomsel Dividend

Pursuant to AGMS in April 2013, Telkomsel approved the payment of a cash dividend of Rp13,358 billion, which represented 85% of Telkomsel’s net profit in 2012, Rp4,675  billion of this dividend was distributed to SingTel Mobile.

In 2011, 2012 and 2013, cash dividends were paid to SingTel Mobile, a non-controlling shareholder of Telkomsel, amounting to Rp2,726 billion, Rp3,591  billion and Rp4,675  billion.

B.    SIGNIFICANT CHANGES

See Note 43 to our Consolidated Financial Statements.

Table of Content

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

Calendar Year	Price per Share of Common Stock			Volume (shares)	Outstanding Shares	Market Capitalization (Rp billion)*
	High	Low (in Rupiah)	Closing

2009	2,070	1,150	1,890	20,872,067,500	98,347,123,900	190,512
2010	1,960	1,390	1,590	28,539,250,000	98,347,123,900	160,272
2011	1,610	1,320	1,410	22,207,895,000	96,931,696,600	142,128
2012	1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
First Quarter	1,430	1,330	1,400	5,197,855,000	96,096,969,100	141,120
Second Quarter	1,740	1,400	1,630	6,934,820,000	95,921,374,100	164,304
Third Quarter	1,970	1,590	1,890	5,100,152,500	95,767,844,100	190,512
Fourth Quarter	1,990	1,730	1,810	5,769,975,000	95,745,344,100	182,448
2013	2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
First Quarter	2,230	1,760	2,200	5,993,025,000	95,745,344,100	221,760
Second Quarter	2,580	1,900	2,250	8,265,647,500	96,044,401,100	226,800
Third Quarter	2,450	1,950	2,100	7,206,438,500	97,100,853,600	211,680
Fourth Quarter	2,375	1,980	2,150	6,374,194,000	97,100,853,600	216,720
September	2,450	1,950	2,100	2,644,068,500	97,100,853,600	211,680
October	2,375	2,100	2,350	2,019,709,500	97,100,853,600	236,880
November	2,350	2,025	2,175	2,055,114,500	97,100,853,600	219,240
December	2,200	1,980	2,150	2,299,370,000	97,100,853,600	216,720
2014
January	2,275	2,060	2,275	1,758,433,800	97,100,853,600	229,320
February	2,420	2,170	2,325	2,015,617,700	97,100,853,600	234,360

* Market capitalization is calculated by multiplying the share price by the number of issued and fully paid shares which is 100,799,996,400 shares.

The price per share of the common stock on the table above reflects this two splits for all periods shown:

-         We conducted a two for one split of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004.

-         We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.

On December 30, 2013, the last day of trading on the IDX in 2013, the closing price for our common stock was Rp2,150  per share.

The high, low, closing prices and trading volume for our ADSs on the NYSE and the LSE for the periods indicated are shown in the table below. Trading in ADSs is effected “off exchange” on the LSE. Under LSE rules, off exchange trading means that transactions are carried out on other exchanges and once the transaction has taken place, it is reported to the LSE.

Table of Content

Calendar Year	Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
	High	Low (in US Dollars)	Closing		High	Low (in US Dollars)	Closing

2009	41.55	20.19	39.95	67,767,999	40.76	25.67	41.02	3,757
2010	43.80	30.33	35.65	69,803,576	42.00	30.76	34.91	19,673
2011	36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
2012	41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
First Quarter	31.69	29.26	30.36	19,265,880	31.04	30.24	30.95	236,546
Second Quarter	37.00	30.38	34.83	32,660,280	36.64	30.40	33.70	293,809
Third Quarter	41.14	34.28	38.93	19,696,121	39.78	34.30	39.10	88,412
Fourth Quarter	41.00	36.00	36.95	16,568,308	40.12	36.50	36.50	127,511
2013	50.61	33.75	35.85	67,061,105	50.59	33.44	35.33	6,579,103
First Quarter	45.32	36.17	45.08	13,876,752	45.83	37.06	45.28	12,819
Second Quarter	50.61	38.75	42.74	15,688,290	50.59	39.31	45.34	6,465,258
Third Quarter	47.20	34.54	36.31	18,713,653	47.44	35.62	36.27	79,240
Fourth Quarter	41.69	33.75	35.85	18,782,410	41.69	33.44	35.33	21,786
September	42.39	34.54	36.31	6,791,001	42.10	35.62	36.27	44,011
October	41.69	36.95	40.76	5,975,745	41.69	37.29	41.69	20,830
November	40.90	34.70	36.54	5,866,608	40.95	34.43	36.36	0
December	37.21	33.75	35.85	6,940,057	37.38	33.44	35.33	956
2014
January	37.49	33.91	36.27	5,498,292	37.26	33.83	37.36	0
February	40.53	35.19	39.23	5,149,305	38.06	35.98	38.06	0

On December 31, 2013, the last day of trading on the NYSE and LSE in 2013, the closing price for one Telkom ADS was US$36 and US$35,  respectively.

B. PLAN OF DISTRIBUTION

Not applicable.

C.      MARKETS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE and the LSE as ADSs, where one ADS represents 200 shares of Common Stock. Our shares are also Publicly Offered Without Listing (“POWL”) in Japan.

The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, grew out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in East Java.

As of December 31, 2013, the IDX had 483 issuers for equity and 114 active brokerage houses. In 2013, IDX recorded a trading volume of 1,343 billion shares. As of December 31, 2013, the total market capitalization was valued at Rp4,219 trillion (US$346.7 billion).

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

Table of Content

On November 14, 2012,  IDX issued a Decree of BOD No. Kep-00399/BEI/11-2012 regarding the Change of Trading Regulation No. IIA on Equity – Type Securities Trading which changed the IDX’s  trading hours, effective January 2, 2013, with trading sessions as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday – Friday	08.45.00 – 08.55.00
1st	Regular	Monday – Thursday	09.00.00 – 12.00.00
Cash
		Friday	09.00.00 – 11.30.00
Negotiation
2nd	Regular	Monday – Thursday	13.30.00 – 15.49.59
		Friday	14.00.00 – 15.49.59
	Negotiation	Monday – Thursday	13.30.00 – 16.15.00
		Friday	14.00.00 – 16.15.00
Pre-closing	Regular	Monday – Friday	15.50.00 – 16.00.00
Post Trading	Regular	Monday – Friday	16.05.00 – 16.15.00

On November 8, 2013,  IDX issued a Decree of BOD No. Kep-00071/BEI/11-2013 regarding  the Change of Trading Regulation No. IIA on Equity – Type Securities Trading that change the  lot size, tick price and maximum price movement, effective January 2, 2013, lot size changed  from 500 shares to 100 shares and tick price and maximum share price movement changed as follows:

Previous			New
Group Price	Tick Price	Maximum Share Price Movement	Group Price	Tick Price	Maximum Share Price Movement
≤Rp200	Rp1	Rp10	≤Rp500	Rp1	Rp20
Rp200 – Rp500	Rp5	Rp50
Rp500 – Rp2,000	Rp10	Rp100	Rp500 – Rp5,000	Rp5	Rp100
Rp2,000 – Rp5,000	Rp25	Rp250
≥Rp5,000	Rp50	Rp500	≥Rp5,000	Rp25	Rp500

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

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, guarantee fund of 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost is 0.03% or depended any other amount stipulated by the IDX is applicable. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or Exchange Member Approval (“SPAB”) revoked.

Since the global financial crisis in the last quarter of 2008 that caused a typical share price movements,  the IDX has applied a policy of auto rejection, a mechanism whereby share trading can be halted automatically in order to maintain orderly, fair and efficient trading. Following changes made by the IDX in October 2008 and January 2009 the auto rejection trigger levels are 35% above or below the reference price for stocks in the Rp50 - Rp200 price range, 25% for stocks in the Rp200 to Rp5,000 range, and 20% for stocks priced above Rp5,000. The auto rejection level in the case of an IPO is determined at a level which is twice as high as for normal trading. Auto rejection also arises when selling offer or buying request volume reaches of over 5 billion shares or 5% of total shares listed, whichever is smaller.

Table of Content

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

Our Articles of Association have  been amended several times, the latest amendment of which primarily related to the change of our capital structure resulting from our 5-for-1 stock split whereby each share with par value of Rp250 split into five shares of par value Rp50 per share, and changes relating to exclusion of the partnership and community development programme (PKBL) from the work plan and company  budgets, based on notarial deed No. 11 dated May 8, 2013 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.10-22500 dated June 7, 2013.

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

Table of Content

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

A member of the Board of Directors shall have no right to represent the Company if such member has a conflict of interest with the Company. To take any legal actions in the form of transactions containing conflict of interests between the personal economic interest of members of the Board of Directors, Board of Commissioners or shareholders and the Company’s economic interest, the Board of Directors requires the approval of a General Meeting of Shareholders. Such General Meeting of Shareholders must be attended by independent shareholders (i.e. those shareholders having no conflict of interest) who hold more than one-half of the total number of shares with valid voting rights held by all independent shareholders and the resolution must be passed by the affirmative votes of independent shareholders holding more than one-half of the total number of shares with valid voting rights. In passing any resolutions, the main shareholders, members of the Board of Directors and members of the Board of Commissioners with conflicts of interests with the transaction that is being decided shall not be entitled to give any recommendation or opinion. Any resolution passed by independent shareholders shall be confirmed by the whole meeting quorum to be followed by all shareholders present in the meeting, including those with conflicts of interest.

Compensation of members of the Board of Directors is decided at a General Meeting of Shareholders, although the authority may be delegated to the Board of Commissioners, in which case compensation shall be determined based on a resolution of the Board of Commissioners.

Our Article of Association is not arrange borrowing power exercisable by Board of Director and how such borrowing power can be varied.

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

Table of Content

Any GMS may only be convened upon the issuance of the requisite notice by us. In addition, the Board of Directors may issue such notice and convene an EGMS based on a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares. The notice is to be published in at least two newspapers in Indonesia having general circulation within Indonesia and other media in accordance with the provisions of Indonesian capital markets rules and regulations. Such announcement/notice of a GMS is required to be given to shareholders at least 14 days (excluding the date of the notice and the date of the invitation) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in at least two newspapers in Indonesia having general circulation within Indonesia and other media in accordance with the provisions of Indonesian capital markets rules and regulations at least 14 days (excluding the date of the invitation and the date of the meeting) prior to the GMS. The quorum for AGMS or EGMS is shareholders representing more than half of the total shares with voting rights issued by us. In case the quorum is not reached, then the invitation to the second meeting can be made without prior announcement/notice that a invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (not including the date of the invitation to the meeting and the date of the meeting). The second meeting will be valid and may pass binding resolutions if attended by shareholders representing at least one third of the total shares with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at the Company’s request, with the quorum of attendance to be determined by the Chairman of OJK in accordance with the provisions of the laws.

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

MATERIAL CONTRACTS

In 2013 and 2012, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business as disclosed in  Note 38 of our Consolidated Financial Statements.

D. EXCHANGE CONTROLS

See Item 3 “Key Information – Selected Financial Data – Exchange Controls” included elsewhere in this Form 20-F.

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

Table of Content

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

Table of Content

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

This summary does not discuss all aspects of US federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not US Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for US federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any US federal estate and gift tax considerations, state, local, or non-US tax considerations. Each holder is urged to consult their tax advisors regarding the US federal, state, local and non-US income, and other tax considerations of their investment in the ADSs or common stock.

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

1.       Threshold Passive Foreign Investment Company (“PFIC”) Classification Matters

A non-US corporation, such as our Company, will be treated as a PFIC, for US federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on our 2013 income and assets, we do not believe that we should be classified as a PFIC for 2013. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or common stock” is written on the basis that we will not be classified as a PFIC for US federal income tax purposes.

Table of Content

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

5.       Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the US or by a US pay or US middleman to a holder of ordinary shares (other than an “exempt recipient,” including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 25% for years through 2013.

Table of Content

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in exchange rates, interest rates, credit risk and liquidity risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2013, assets in foreign currencies reached 87.0% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2011, 2012 and 2013 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2014 or there after.

Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. dollar and Japanese yen. Our exposures to other foreign exchange rates are not material. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The information presented in the following table is based on assumptions of selling and buying rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2013 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2013 were Rp12,160 and Rp12,180 to US$1, respectively.

Table of Content

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of December 31, 2013		Expected Maturity Date						Fair Value
	Foreign Currency	Rp Equiv.	2014	2015	2016	2017	2018	There after
	(million)	(Rp million)	(Rp million)
ASSETS
Cash and Cash Equivalents
US Dollar	394	4,801,231	4,801,231	-	-	-	-	-	4,801,231
Japanese Yen	1	142	142	-	-	-	-	-	142
Other(1)	11	138,825	138,825	-	-	-	-	-	138,825
Other Current Financial Assets
US Dollar	11	131,256	131,256	-	-	-	-	-	131,256
Trade Receivables
Related Parties
US Dollar	2	29,660	29,660	-	-	-	-	-	29,660
Third Parties
US Dollar	66	806,437	806,437	-	-	-	-	-	806,437
Other(1)	0	2,030	2,030	-	-	-	-	-	2,030
Other Receivables
US Dollar	1	8,271	8,271	-	-	-	-	-	8,271
Other(1)	0	1,583	1,583	-	-	-	-	-	1,583
Advances and Other Non-current Assets
US Dollar	6	70,253	-	70,253	-	-	-	-	70,253
LIABILITIES
Trade Payables
Related Parties
US Dollar	1	17,014	17,014	-	-	-	-	-	17,014
Third Parties
US Dollar	275	3,356,036	3,356,036	-	-	-	-	-	3,356,036
Other(1)	4	52,711	52,711	-	-	-	-	-	52,711
Other Payables
US Dollar	8	92,938	92,938	-	-	-	-	-	92,938
Other(1)	0	1,145	1,145	-	-	-	-	-	1,145
Accrued Expenses
US Dollar	51	626,637	626,637	-	-	-	-	-	626,637
Japanese Yen	19	2,158	2,158	-	-	-	-	-	2,158
Other(1)	0	175	175	-	-	-	-	-	175
Advances from Customers and Suppliers
US Dollar	2	19,526	19,526	-	-	-	-	-	19,526
Other(1)	0	122	122	-	-	-	-	-	122
Current Maturities of Long-term Liabilities
US Dollar	35	424,610	424,610	-	-	-	-	-	465,793
Japanese Yen	768	88,976	88,976	-	-	-	-	-	116,603
Promissory Notes
US Dollar	29	349,169	276,022	61,995	11,152	-	-	-	348,665
Long-term Liabilities(2)
US Dollar	79	960,415	-	352,264	240,707	154,036	54,317	159,091	973,557
Japanese Yen	7,679	889,763	-	88,976	88,976	88,976	88,976	533,859	893,355

(1) Assets and liabilities denominated in other foreign currencies are presented as US Dollars equivalents using the Reuters buy and sell rates prevailing at end of the reporting period.
(2) Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans, obligation under finance leases and long-term bank loans.

Table of Content

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose our  Company and our subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, our  Company and our subsidiaries primarily use interest margin  and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The actual cash flows from our debt are denominated in Rupiah, US Dollar, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2013  by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2013  and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2013  and (iv) the value of marketable securities is based on the value of such securities on December 31, 2013. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

Table of Content

	Outstanding Balance as of December 31, 2013			Expected Maturity Date
	Original Currency (million)	Rp Equiv. (Rp million)	Rate (%)	2014	2015	2016	2017	2018	There after	Fair Value
				(Rp million)
ASSETS
Fixed Rate
Cash and Cash Equivalents
Time deposit
Rupiah	8,185,170	8,185,170	1.00-11.50	8,185,170	-	-	-	-	-	8,185,170
US Dollar	309	3,767,769	0.03-3.00	3,767,769	-	-	-	-	-	3,767,769
Available-for-Sale Financial Assets
Rupiah	140,781	,140,781	1.60-10.50	140,781	-	-	-	-	-	140,781
US Dollar	11	131,256	1.00-1.10	131,256	-	-	-	-	-	131,256
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	431,751	431,751	-	431,751	-	-	-	-	-	431,751
Interest	8,868	8,868	8.00-13.00	8,868	-	-	-	-	-	-
Long-term Liabilities (1)
Variable Rate
Rupiah
Principal	9,223,335	9,223,335	-	3,685,445	2,651,044	950,368	835,399	540,934	560,145	9,026,752
Interest	1,661,905	1,661,905	6.58-11.09	635,136	416,386	221,357	141,740	82,187	165,099	-
US Dollar
Principal	83	1,008,691	-	473,947	264,718	175,757	94,269	-	-	1,034,976
Interest	2	21,332	1.17-6.50	11,228	6,402	2,806	896	-	-	-
Fixed Rate
Rupiah
Principal	3,000,000	3,000,000	-	-	1,005,000	-	-	-	1,995,000	3,141,774
Interest	1,471,571	1,471,571	9.60-10.20	299,970	253,070	203,490	203,490	203,490	308,061	-
US Dollar
Principal	53	643,805	-	196,624	126,357	53,911	53,911	53,911	159,091	671,332
Interest	7	82,847	4.00-4.56	24,982	16,136	12,331	10,142	7,985	11,271	-
Japanese Yen
Principal	8,447	978,739	-	88,976	88,976	88,976	88,976	88,976	533,859	1,009,958
Interest	1,506	174,511	3.10	29,646	26,887	24,197	21,371	18,613	53,797	-
Finance Leases
Rupiah
Principal	4,886,957	4,886,957	-	617,493	501,917	512,343	546,364	544,869	2,163,971	4,886,957
Interest	1,926,984	1,926,984	7.70-12.50	419,551	357,392	310,177	260,154	208,217	371,493	-
US Dollar
Principal	7	81,696	-	30,061	23,183	22,191	5,855	406	-	81,696
Interest	1	9,084	8.00	3,215	2,639	2,506	685	39	-	-

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes, obligation under finance leases and long-term bank loans, which in each case include their maturities.

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

Table of Content

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

The Depositary has agreed to reimburse us up to US$400,000 per year until 2015 for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. The reimbursement will be evaluated and adjusted if the number of ADSs outstanding falls below a stipulated minimum or if they are delisted from the NYSE. We expect to renegotiate the reimbursement amount for subsequent years after 2015. In 2013, we received US$319,000  in reimbursements from the Depositary.

Table of Content

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies to which this Item applies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.    Disclosure Controls and Procedures

Management conducted an evaluation on the effectiveness of the company's disclosure controls and procedures under the supervision and with the participation of the management, including the President Director, which is of the same level as Chief Executive Officer (“CEO”) and Finance Director, which is of the same level as Chief Financial Officer (“CFO”) (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act).  Based on this evaluation, the  CEO  and CFO  have concluded that, as of December 31, 2013, the company’s disclosure controls and procedures were effective. Disclosure controls and procedures conducted by the management include controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

b.    Management’s Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The  internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with IFRS as issued by the IASB,  and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the  Company,  (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated  financial statements in accordance with IFRS,  and that receipts  and expenditures of the  Company are being made only in accordance with authorizations of the Company’s management and Board of Directors,  and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the  Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management has  assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment the  management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“COSO”). Based on this assessment, management concluded that as of December 31, 2013, our internal control over financial reporting was effective.

c.     Attestation Report of  the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013  has been audited by KAP Purwantono, Suherman & Surja, an independent registered public accounting firm, as stated in their report which appears on the Consolidated Financial Statements.

Table of Content

d.    Changes in Internal Control over Financial Reporting

There have been no significant changes in our Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

We are committed to continual improvements in internal control processes, and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of Sarbanes-Oxley Act and related regulations as stipulated by COSO. We  will also continue to assign significant company resources from time to time to improve its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an “independent” member pursuant to the provisions of Rule 10A-3 of the Exchange Act. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Sahat Pardede practiced and is currently practicing, as a Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.

ITEM 16B. CODE OF ETHICS

In compliance with the Sarbanes-Oxley Act of 2002 Section 406, our code of ethics applies equally to our Commissioners, our President Director and our Finance Director (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our web site at http://www.telkom.co.id/about-telkom/business-ethics. Amendments to or waivers from the code of ethics will be posted on our website as well.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, our Annual General Meeting of Shareholders (“AGMS”) on April  19, 2013  appointed the Public Accountant Firm (or “KAP”) Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited), a registered KAP with OJK, to perform the audit on our Consolidated Financial Statements for the fiscal year ended December 31,  2013  and on the Effectiveness of Internal Control on Financial Reporting as of December 31, 2013. The fee for the audit on the Consolidated Financial Statements for fiscal year 2013  was agreed at Rp28.6  billion (excluding VAT). The audit fee is excluding consent letter issuance fee to KAP Tanudiredja, Wibisana & Rekan amounted to Rp4.4 billion.

The independent auditor for our Consolidated Financial Statements for fiscal year 2011 was KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network.

KAP Purwantono, Suherman & Surja has been our public accountant firm since 2012.

KAP Purwantono, Suherman & Surja is also assigned to perform an audit on funds utilization of the Partnership and Community Development Program (“PKBL”) for fiscal year 2013.

Table of Content

Fees and Services of the External Auditor

The following table summarizes the fees for audit service in 2011,  2012 and 2013:

	For Years Ended December 31,
	2011(1)	2012(2)	2013(2)
	(Rp million)	(Rp million)	(Rp million)
Audit Fees	40,503	26,619	28,601
Tax Service Fees	70	-	-
All other fees	400	326	340

(1)         Audited by KAP Tanudiredja, Wibisana & Rekan.

(2)         Audited by KAP Purwantono, Suherman & Surja.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by our independent registered public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee Charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that:  (i) our Board of Directors must deliver to the Audit Committee (through the Board of Commissioners) a detailed description of the non-audit service that is to be performed by the independent public accounting firm,  and (ii) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.

Pursuant to Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued there under, Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided,  or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

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

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Bapepam-LK Rule No.IX.I.5 and IDX Regulation I-A require the Board of Commissioners of an IDX-listed company (such as our Company) to establish an Audit Committee, which must consist of at least three members, one of whom must be an Independent Commissioner and serve as chair of the Audit Committee, while the other two members must be independent parties of whom at least one such party must have accounting and/or finance expertise.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Buy Back Program	Accordance with	Purchase Periode	Total Number of Shares Purchased*	Average Price Paid per Share in Rp*	Total Number of Shares Purchased as Part of Publicly Announced Plans*	Maximum Number of Shares that May Yet Be Purchased Under the Plans*
SBB I	EGMS December 21, 2005	May 19, 2006 - June 06, 2007	211,290,500	8,657	211,290,500	-
SBB II	AGMS June 29, 2007	June 29, 2007 - December 28, 2008	215,000,000	9,160	215,000,000	-
SBB III	AGMS June 20, 2008	June 20, 2008 - December 20, 2009	64,284,000	7,238	64,284,000	-
SBB IV	AGMS May 19, 2011	May 19, 2011 - November 20, 2012	520,355,960	7,305	520,355,960	-

*before stock split

As of December 31, 2012, we had repurchased 1,010,930,460 common stock shares, equivalent to 5.2% of our issued and outstanding common stock, at an aggregate repurchase price of Rp8,067 billion, excluding broker and custodian fees. Under our repurchase program, we repurchased 118,376,500 shares in 2006, 126,364,000 shares in 2007, 245,834,000 shares in 2008, 283,085,460 shares in 2011 and 237,270,500 shares in 2012. In 2011 and 2012, we repurchased 520,355,960 common stock shares at an aggregate repurchase price Rp3,803 billion.

On April 19, 2013 in accordance with the Resolution of the AGMS and regard with clause 4 letter a number (3) Bapepam-LK XI.B.2 we executed the transfer of 59,811,400, or after stock split 299,057,000 shares of Series B from Share Buyback Phase III through Employee Stock Ownership Program.

On July 30, 2013, we have sold 211,290,500 or after stock split 1,056,452,500 shares which are part of Share Buyback Phase I by private placement. The selling price after stock split was Rp2,280  per share, which is not lower than Rp1,731  per share which is the average repurchase price after stock split of treasury stock, Rp2,258  per share which is the average closing price after stock split for the last 90 (ninety) days before the sale, and Rp2,280  per share after stock split, which is the closing price on the day before the selling date.

As of December 31, 2013, our treasury stock balance is 739,828,560 or after stock split 3,699,142,800 common stock shares, equivalent to 3.8% of our issued and outstanding common stock which comprise of Share Buyback Phase II and IV with average repurchase price after stock split were Rp1,832 and Rp1,462, excluding broker and custodian fees. See Note 23 to our Consolidated Financial Statement.

We plan to retain, sell or use repurchased stock for other purposes in accordance with Bapepam-LK Rule No.XI.B.2, Law No.40/2007 regarding Limited Liability Companies and the resolutions of the AGMS on April 19, 2013, that require the Board of Directors to seek prior approval from the Board of Commissioners to undertake any change or transfer of treasury stock and report its utilization or transfer to the AGMS. Before giving its approval, the Board of Commissioners must consult with the holder of the Series A Dwiwarna share.

See Note 23  to our Consolidated Financial Statement.

Table of Content

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic US issuers.

a.       Overview of Indonesian Law

Indonesian public companies are required to observe and comply with certain Good Corporate Governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: Law No.40/2007 on Limited Liability Companies (“Indonesian Company Law”); Law No.8/1995 on Capital Markets (“Capital Markets Law”); Law No.19/2003 on State-Owned Enterprises; Regulation of the Minister of State-Owned Enterprises No.PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No.PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; the regulations of OJK (“OJK Regulations”) and the rules issued by the IDX. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

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

Table of Content

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

Table of Content

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-123.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as amended on May 8, 2013).
8.1	Please refer to Item 4 “Information on The Company – Organizational Structure” for a list of subsidiaries of the Registrant.
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

15.1	Letter of the Company’s predecessor auditor to the Securities and Exchange Commission dated March 25, 2014 in relation to Item 16F. Change in Registrant’s Certifying Accountant.

Table of Content

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

Jakarta, March 26, 2014

                                                By:     /s/ Arief Yahya

Arief Yahya

President Director / Chief Executive Officer

Table of Content

Exhibit 12.1

CERTIFICATION PURSUANT TO

15 U.S.C. SECTION 7241,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Arief Yahya, President Director (Chief Executive Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”), certify that:

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

4.       The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)     Designed such disclosure controls and procedures, or caused such disclosure controls  and procedures  to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)     Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)     Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.       The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Jakarta, March 26, 2014

By:	/s/ Arief Yahya
Arief Yahya President Director / Chief Executive Officer

Table of Content

Exhibit 12.2

CERTIFICATION PURSUANT TO

15 U.S.C. SECTION 7241,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Honesti Basyir, Director of Finance (Chief Financial Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”), certify that:

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

4.       The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)     Designed such disclosure controls and procedures, or caused such disclosure controls  and procedures  to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)     Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)     Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.       The Company other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Jakarta, March 26, 2014

By:	/s/ Honesti Basyir
Honesti Basyir Director of Finance / Chief Financial Officer

Table of Content

Exhibit 13.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Arief Yahya, President Director, (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed with the Securities and Exchange Commission by the Company as part of the Report or as a separate disclosure document.

Jakarta, March 26, 2014

By:	/s/ Arief Yahya
Arief Yahya President Director / Chief Executive Officer

Table of Content

Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Honesti Basyir, Director of Finance (Chief Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed with the Securities and Exchange Commission by the Company as part of the Report or as a separate disclosure document.

Jakarta, March 26, 2014

By:	/s/ Honesti Basyir
Honesti Basyir Director of Finance / Chief Financial Officer

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk

and subsidiaries

Consolidated financial statements with report of

independent registered public accounting firm

as of January 1, 2012 (Restated), December 31,

2012 (Restated) and December 31, 2013 and for the

years ended December 31, 2011 (Restated),

2012 (Restated) and 2013

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED FINANCIALSTATEMENTS WITH REPORT OF
INDEPENDENT REGISTEREDPUBLIC ACCOUNTING FIRM
AS OFJANUARY 1, 2012 (RESTATED), DECEMBER 31, 2012 (RESTATED) AND
DECEMBER 31, 2013 AND FOR THE YEARS ENDED
DECEMBER 31, 2011 (RESTATED), 2012 (RESTATED) AND 2013

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Position	1
Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Changes in Equity	3-5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7-125

Report of Independent Registered Public Accounting Firm

Report No. RPC-5162/PSS/2014

The Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries as of  December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2aa to the consolidated financial statements, the Company changed its method of accounting for defined benefit plans on a retrospective basis effective January 1, 2013, and the 2012 and 2011 consolidated financial statements have been restated. In addition, we audited the adjustments described in Note 36 that were applied to restate the 2011 reportable segments disclosures to conform with the reportable segments in 2013 and 2012. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2011 consolidated financial statements of the Company other than with respect to the adjustments on the reportable segments and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements taken as a whole.

Report of Independent Registered Public Accounting Firm (continued)

Report No. RPC-5162/PSS/2014 (continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries' internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 25, 2014 expressed an unqualified opinion thereon.

/s/Purwantono, Suherman & Surja

Purwantono, Suherman & Surja
Jakarta, Indonesia

March 25, 2014

Report of Independent Registered Public Accounting Firm

Report No. RPC-5163/PSS/2014

The Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company and subsidiaries’ internal control over financial reporting based on our audit.

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

Report of Independent Registered Public Accounting Firm (continued)

Report No. RPC-5163/PSS/2014 (continued)

In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended and our report dated March 25, 2014 expressed an unqualified opinion thereon.

/s/Purwantono, Suherman & Surja

Purwantono, Suherman & Surja
Jakarta, Indonesia

March 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

In our opinion, the consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended 31 December 2011, before the effects of the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 36, present fairly, in all material respects, the results of operations and cash flows of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries for the year ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2011 consolidated financial statements before the effects of the adjustments on Note 36 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in composition of reportable segments described in Note 36 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

As discussed in Note 2aa to the consolidated financial statements, the Company has changed the manner in which it accounts for defined benefit plans in 2013.

JAKARTA

30 March 2012, except for the change in accounting for defined benefit plans discussed in Note 2aa, and the effects of the stock split discussed in Note 25, as to which the date is 25 March 2014

/s/Chrisna A. Wardhana, CPA

Chrisna A. Wardhana, CPA

Public Accountant License No. AP.0231

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
(Figures in tables are presented in billions of rupiah and millions of U.S. dollar)

Tabel of Content

			December 31,
		January 1, 2012	2012
		(Restated)	(Restated)	2013
	Notes	Rp	Rp	Rp	US$ (Note 4)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2t,5,35,40	9,634	13,118	14,696	1,207
Other current financial assets	2c,2e,2t,6,35,40	373	4,338	6,872	565
Trade and other receivables	2c,2g,2t,7,35,40	5,393	5,409	6,421	527
Inventories	2h,8	758	579	509	42
Advances and prepaid expenses	2c,2i,2m,9,35	3,294	3,721	3,937	324
Prepaid income taxes	2s,32	633	52	58	5
Prepaid other taxes	2s,32	525	756	477	39
Asset held for sale	2j,10	791	-	105	9
Total Current Assets		21,401	27,973	33,075	2,718
NON-CURRENT ASSETS
Long-term investments	2f,2t,11,40	235	275	304	25
Property and equipment	2l,2m,2z,12,37	74,638	76,908	86,599	7,116
Prepaid pension benefit cost	2r,33	409	-	949	78
Advances and other non-current assets	2c,2g,2i,2m,2s,2t, 13,35,37,38,40	3,817	3,510	5,294	435
Intangible assets	2d,2k,2z,14	1,791	1,443	1,508	124
Deferred tax assets	2s,32	75	102	67	5
Total Non-current Assets		80,965	82,238	94,721	7,783
TOTAL ASSETS		102,366	110,211	127,796	10,501
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	2c,2n,2t,15,35,40	8,355	7,457	11,988	985
Current income tax liabilities	2s,32	729	1,280	942	77
Other tax liabilities	2s,32	310	564	756	62
Accrued expenses	2c,2t,16,35,40	4,790	6,163	5,264	432
Unearned income	2q,17	2,821	2,729	3,490	287
Advances from customers and suppliers	2c,35	271	257	472	39
Short-term loans and other borrowings	2c,2m,2o,2t,12,18,35,40	4,913	5,658	5,525	454
Total Current Liabilities		22,189	24,108	28,437	2,336
NON-CURRENT LIABILITIES
Deferred tax liabilities	2s,32	3,159	2,252	2,908	239
Other liabilities	2n,2q	242	334	472	39
Long service award provisions	2r,34	287	347	336	28
Pension benefit and other post-employment benefit obligations	2c,2r,33,35	5,372	8,184	4,258	350
Long-term loans and other borrowings	2c,2m,2o,2t,12,19,35,40	12,958	13,617	14,731	1,210
Total Non-current Liabilities		22,018	24,734	22,705	1,866
TOTAL LIABILITIES		44,207	48,842	51,142	4,202
EQUITY
Capital stock	1c,21	5,040	5,040	5,040	414
Additional paid-in capital	2u,22	1,073	1,073	1,845	152
Treasury stock	2u,23	(6,323)	(8,067)	(5,805)	(477)
Retained earnings		44,998	47,927	58,475	4,805
Other reserves	2f,2t,24	56	82	198	16
Net Equity Attributable to Owners of the Parent Company		44,844	46,055	59,753	4,910
Non-controlling interests	2b,20	13,315	15,314	16,901	1,389
TOTAL EQUITY		58,159	61,369	76,654	6,299
TOTAL LIABILITIES AND EQUITY		102,366	110,211	127,796	10,501

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah and millions of U.S. dollar, unless otherwise stated)

Tabel of Content

		2011	2012
		(Restated)	(Restated)	2013
	Notes	Rp	Rp	Rp	US$ (Note 4)
REVENUES	2c,2q,26,35	71,238	77,127	82,967	6,817
Operations, maintenance and telecommunication service expenses	2c,2q,29,35	(16,453)	(16,796)	(19,332)	(1,588)
Depreciation and amortization	2k,2l,2m,12,13,14	(14,823)	(14,474)	(15,805)	(1,299)
Personnel expenses	2c,2q,2r,28,33,34,35	(8,424)	(9,960)	(9,829)	(808)
Interconnection expenses	2c,2q,31,35	(3,555)	(4,667)	(4,927)	(405)
Marketing expenses	2q	(3,278)	(3,094)	(3,044)	(250)
General and administrative expenses	2c,2q,30,35	(2,935)	(3,036)	(4,155)	(341)
Loss on foreign exchange - net	2p	(210)	(189)	(249)	(20)
Other income	2b,2q,3,11,12a,12c	666	2,559	2,581	212
Other expenses	2q,12c	(192)	(1,973)	(480)	(40)
OPERATING PROFIT		22,034	25,497	27,727	2,278
Finance income	2c,35	620	596	836	69
Finance costs	2c,2q,35	(1,662)	(2,055)	(1,504)	(124)
Share of loss of associated companies	2f,11	(10)	(11)	(29)	(2)
PROFIT BEFORE INCOME TAX		20,982	24,027	27,030	2,221
INCOME TAX (EXPENSE) BENEFIT	2s,32
Current		(5,673)	(6,628)	(6,995)	(575)
Deferred		236	742	95	8
Net Income Tax Expense		(5,437)	(5,886)	(6,900)	(567)
PROFIT FOR THE YEAR		15,545	18,141	20,130	1,654
OTHER COMPREHENSIVE INCOME (EXPENSES)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	1d,2f,24	7	31	120	10
Net (loss) gain on available-for-sale financial assets	2t,24	4	(5)	(4)	(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial gain (losses), net of tax	2r,33	(1,939)	(2,566)	4,999	411
Other Comprehensive Income (Expenses) - Net		(1,928)	(2,540)	5,115	420
NET COMPREHENSIVE INCOME FOR THE YEAR		13,617	15,601	25,245	2,074
Profit for the year attributable to:
Owners of the parent company		11,043	12,621	14,046	1,154
Non-controlling interests		4,502	5,520	6,084	500
		15,545	18,141	20,130	1,654
Net comprehensive income for the year attributable to:
Owners of the parent company		9,183	10,056	19,018	1,562
Non-controlling interests	2b,20	4,434	5,545	6,227	512
		13,617	15,601	25,245	2,074
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2w,25
Net income per share		112.73	131.45	145.77	0.01
Net income per ADS (200 Series B shares per ADS)		22,546.00	26,290.80	29,153.58	2.40

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah)

Tabel of Content

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, January 1, 2011		5,040	1,073	(4,264)	42,726	52	44,627	11,911	56,538
Adjustment in relation to implementation of International Accounting Standards (“IAS”) 19,Employee Benefits (Revised 2011)		-	-	-	(1,081)	-	(1,081)	-	(1,081)
Balance, January 1, 2011, restated		5,040	1,073	(4,264)	41,645	52	43,546	11,911	55,457
Net comprehensive income for the year	1d,2b
Profit for the year		-	-	-	11,043	-	11,043	4,502	15,545
Other comprehensive (expenses) income	2f,2r,2t	-	-	-	(1,871)	11	(1,860)	(68)	(1,928)
Net comprehensive income for the year		-	-	-	9,172	11	9,183	4,434	13,617
Gain on investment in securities	2t	-	-	-	-	(7)	(7)	-	(7)
Transactions with owners recorded directly in equity
Cash dividends	2v,21	-	-	-	(5,819)	-	(5,819)	(3,030)	(8,849)
Treasury stock acquired - at cost	2u	-	-	(2,059)	-	-	(2,059)	-	(2,059)
Total transactions with owners		-	-	(2,059)	(5,819)	-	(7,878)	(3,030)	(10,908)
Balance, December 31, 2011, restated		5,040	1,073	(6,323)	44,998	56	44,844	13,315	58,159

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah)

Tabel of Content

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, January 1, 2012,restated		5,040	1,073	(6,323)	44,998	56	44,844	13,315	58,159
Net comprehensive income for the year	1d,2b
Profit for the year		-	-	-	12,621	-	12,621	5,520	18,141
Other comprehensive (expenses) income	2f,2r,2t	-	-	-	(2,591)	26	(2,565)	25	(2,540)
Net comprehensive income for the year		-	-	-	10,030	26	10,056	5,545	15,601
Transactions with owners recorded directly in equity
Distributions to owners
Cash dividends	2v,21	-	-	-	(7,127)	-	(7,127)	(3,607)	(10,734)
Treasury stock acquired - at cost	2u,23	-	-	(1,744)	-	-	(1,744)	-	(1,744)
Total distributions to owners and acquisition of treasury stock		-	-	(1,744)	(7,127)	-	(8,871)	(3,607)	(12,478)
Establishment of a subsidiary	1d	-	-	-		-	-	32	32
Acquisition of non-controlling interests in subsidiaries	1d	-	-	-	(23)	-	(23)	(10)	(33)
Issuance of new shares of a subsidiary	1d	-	-	-	49	-	49	39	88
Net change in ownership interests in subsidiaries		-	-	-	26	-	26	61	87
Total transactions with owners		-	-	(1,744)	(7,101)	-	(8,845)	(3,546)	(12,391)
Balance, December 31, 2012, restated		5,040	1,073	(8,067)	47,927	82	46,055	15,314	61,369

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)
Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah)

Tabel of Content

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, January 1, 2013,restated		5,040	1,073	(8,067)	47,927	82	46,055	15,314	61,369
Net comprehensive income for the year	1d,2b
Profit for the year		-	-	-	14,046	-	14,046	6,084	20,130
Other comprehensive income	2f,2r,2t	-	-	-	4,856	116	4,972	143	5,115
Net comprehensive income for the year		-	-	-	18,902	116	19,018	6,227	25,245
Transactions with owners recorded directly in equity
Cash dividends	2v,21	-	-	-	(8,354)	-	(8,354)	(4,690)	(13,044)
Sale of treasury stock and transfer to employees stock ownership program	2u,22,23	-	772	2,262	-	-	3,034	-	3,034
Acquisition of a business	1d	-	-	-	-	-	-	5	5
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	45	45
Total transactions with owners		-	772	2,262	(8,354)	-	(5,320)	(4,640)	(9,960)
Balance, December 31, 2013		5,040	1,845	(5,805)	58,475	198	59,753	16,901	76,654

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011, 2012 and 2013
(Figures in tables are presented in billions of rupiah and millions of U.S. dollar)

Tabel of Content

	Notes	2011	2012	2013
		Rp	Rp	Rp	US$ (Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		67,469	71,910	77,013	6,328
Other operators		3,586	3,993	4,521	371
Total cash receipts from revenues		71,055	75,903	81,534	6,699
Interest income received		599	585	832	68
Advance receipts from (refund to) customers		(226)	(37)	186	15
Other cash receipts- net		-	-	216	18
Cash payments for expenses		(25,507)	(33,651)	(27,440)	(2,255)
Cash payments to employees		(8,509)	(8,162)	(9,883)	(812)
Payments for income taxes		(5,359)	(5,586)	(7,395)	(608)
Payments for interest costs		(1,591)	(1,111)	(1,476)	(121)
Net cash provided by operating activities		30,462	27,941	36,574	3,004
CASH FLOWS FROM INVESTING ACTIVITIES
Divestment of investment in subsidiary	3	-	-	926	76
Proceeds from sale of property and equipment	12	56	360	466	38
Divestment of long-term investment	11	-	-	153	13
Proceeds from insurance claims	12	13	1,875	60	5
Proceeds from sale of available-for-sale financial assets		59	53	49	4
Acquisition of property and equipment	12	(13,105)	(8,221)	(19,644)	(1,614)
Placements in time deposits	6	(33)	(4,008)	(2,288)	(188)
(Increase)decrease in advances and other non-current assets	13	34	(134)	(791)	(65)
Increase in advances for purchases of property and equipment	13	(834)	(487)	(775)	(64)
Acquisition of intangible assets	14	(604)	(437)	(637)	(52)
Acquisition of business, net of acquired cash	1d,3	-	(230)	(201)	(16)
Acquisition of long-term investments	11	-	(49)	(20)	(2)
Acquisition of non-controlling interests in subsidiaries	1d	-	(33)	-	-
Net cash used in investing activities		(14,414)	(11,311)	(22,702)	(1,865)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	3,589	4,887	3,538	291
Proceeds from sale (payments for acquisition) of treasury stock	23	(2,059)	(1,744)	2,368	195
Capital contribution of non-controlling interests in subsidiaries	1d	-	120	50	4
Cash dividends paid to the Company’s stockholders	21	(6,069)	(7,127)	(8,354)	(687)
Repayments of loans and other borrowings	12,18,19	(7,967)	(5,843)	(6,239)	(513)
Cash dividends paid to non-controlling interests of subsidiaries		(3,033)	(3,607)	(4,690)	(385)
Net cash used in financing activities		(15,539)	(13,314)	(13,327)	(1,095)
NET INCREASE IN CASH AND CASH EQUIVALENTS		509	3,316	545	44
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		5	168	1,039	85
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5	9,120	9,634	13,118	1,078
ENDING BALANCE OF DISPOSED SUBSIDIARY		-	-	(6)	(0)
CASH AND CASH EQUIVALENTS AT END OF YEAR	5	9,634	13,118	14,696	1,207

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, the change of capital structure through the Company’s 5-for-1 stock split whereby each share with par value of Rp250 would be split into Rp50 per share, and the Partnership and Community Development Programme (“PKBL”) was excluded  from the Work Plan and Company Budgets, based on notarial deed No. 11 dated May 8, 2013 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.10-22500 dated June 7, 2013.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services and informatics, and to optimize the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

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

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which, among others, include the utilization of the Company's property and equipment and moving  assets, information systems, education and training and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several telecommunications licenses by the Government of the Republic of Indonesia which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligation stated in those licenses. For every license, an evaluation is performed annually and an overall evaluation is performed every five years.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The Company is obliged to submit reports of services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”). The reports comprise information such as network development progress, service quality standard achievement, total customers, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”), there is additional information required such as operational performance, customer segmentation, traffic and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/ M.KOMINFO/ 10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/ M.KOMINFO/ 10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/ 10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/ M.KOMINFO/ 11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/ M.KOMINFO/ 11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/ KOMINFO/ 4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/ KOMINFO/ 6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/ M.KOMINFO/ 07/2011	Packet switched based local fixed line network	July 27, 2011
License to operate network access point	331/KEP/ M.KOMINFO/ 09/2013	Network Access Point (“NAP”)	September 24, 2013

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.     GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee and Corporate Secretary

1.   Boards of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company held on May 11, 2012 as covered by notarial deed No. 14 of Ashoya Ratam, S.H., MKn. and the AGM of Stockholders of the Company held on May 8, 2013 as covered by notarial deed No. 11 of Ashoya Ratam, S.H., MKn., the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2012  and 2013, respectively, was as follows:

	2012	2013*
President Commissioner	Jusman Syafii Djamal	Jusman Syafii Djamal
Commissioner	Parikesit Suprapto	Parikesit Suprapto
Commissioner	Hadiyanto	Hadiyanto
Commissioner	-	Gatot Trihargo**
Independent Commissioner	Virano Gazi Nasution	Virano Gazi Nasution
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Arief Yahya	Arief Yahya
Director of Finance	Honesti Basyir	Honesti Basyir
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhamad Awaluddin	Muhamad Awaluddin
Director of Wholesale and International Services	Ririek Adriansyah	Ririek Adriansyah
Director of Human Capital Management	Priyantono Rudito	Priyantono Rudito
Director of Network, Information Technology and Solution	Rizkan Chandra	Rizkan Chandra
Director of Consumers Services	Sukardi Silalahi	Sukardi Silalahi

*

The change in nomenclature of the Directors is based on Directors’ Regulation No.202.11/r.00/HK.200/COP-B0400000/2013 dated June 25, 2013 and Directors’ Decree No. SK.2287/PS320/HCC-10/2013 dated June 28, 2013.

**	Appointed in the General Meeting of Stockholders held on April 19, 2013.

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2012  and 2013, were as follows:

	2012	2013
Chair	Johnny Swandi Sjam	Johnny Swandi Sjam
Secretary	Salam	Agus Yulianto
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Agus Yulianto	-
Member	Sahat Pardede	Sahat Pardede
Member	Virano Gazi Nasution	Virano Gazi Nasution
Corporate Secretary	Agus Murdiyatno	Honesti Basyir

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 23).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III.

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares (Notes 21 and 23).

As of December 31, 2013, all of the Company’s Series B shares are listed on the IDX and 50,155,649 ADS shares are listed on the NYSE and LSE (Note 21).

As of December 31, 2013, the Company’s outstanding rupiah bonds representing the second rupiah bonds issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, are listed on the IDX (Note 19b).

d.   Subsidiaries

As of December 31, 2012  and 2013, the Company has consolidated the following directly or indirectly owned subsidiaries:

(i) Direct subsidiaries:

		Start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2012	2013	2012	2013
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication – provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology	1995	65	65	62,844	73,245
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication	1995	100	100	4,931	7,363
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services	1998	100	100	3,394	5,283
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication	1995	100	100	2,440	3,804

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i) Direct subsidiaries: (continued)

		Start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2012	2013	2012	2013
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	1,202	1,365
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management maintenance services,and civil consultant and developer	1982	99.99	99.99	622	1,571
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia*	Pay television and content services	1997	100 (including 0.46% ownership through Metra)	20 (including 0.46% ownership through Metra)	771	-
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction service and trade in the field of telecommunication	2013	100	100	-	946
PT Patra Telekomunikasi Indonesia (“Patrakom”) Jakarta, Indonesia**	Telecommunication provides fixed line communication system	1996	40	100	218	254
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

*	On October 8, 2013, the Company disposed 80% of its interest in PT Indonusa (Notes 3 and 11).
**	On September 25 and November 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom (Notes 3 and 11).

                        (ii) Indirect subsidiaries:

		Start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2012	2013	2012	2013
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance	1988	100	100	1,012	1,886

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries: (continued)

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	Start of commercial operations	2012	2013	2012	2013
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services	1984	100	100	982	1,218
Telekomunikasi Indonesia International (“TL”) S.A., Timor Leste	Telecommunication	2012	100	100	149	803
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication	2008	100	100	522	785
PT Metra Digital Media (“MDM”), Jakarta, Indonesia	Telecommunication information services	2013	-	99.99	-	692
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management	2012	55	55	150	493
PT Finnet Indonesia (“Finnet”), Jakarta,Indonesia	Banking data and communication	2006	60	60	113	203
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication	2010	100	100	95	90
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2010	75	75	95	127
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Website services	2012	60	60	95	86
PT Metra-Net (“Metra-Net”), Jakarta, Indonesia	Multimedia portal service	2009	100	100	33	40
PT Graha Yasa Selaras (“GYS”) Bandung, Indonesia	Tourism service	2013	51	51	7	32
PT Pojok Celebes Mandiri (“Pointer”) Jakarta, Indonesia	Tour agent/bureau services	2008	-	51	-	14
Telekomunikasi Indonesia International Pty Ltd. Australia	Telecommunication and IT based services	2013	-	100	-	7
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Commerce and providing network services, Telecommunication satellite and multimedia services	2013	-	99.99	-	6

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

(ii)    Indirect subsidiaries: (continued)

		Start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2012	2013	2012	2013
PT Metra Media (“MM”) Jakarta, Indonesia	Trade service, construction purveyor / supplier, advertising services	2013	-	99.83	-	-
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands*	Finance - established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts	2005	65	-	8	-
Aria West International Finance B.V. (“AWI BV”), The Netherlands**	Established to engage in rendering services in the field of trade and finance services	1996; ceased operations on July 31, 2003	100	-	-	-
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius***	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities	2002	65	65	0	-
PT Metra TV (“Metra TV”) Jakarta, Indonesia	Pay TV services	2013	-	99.83	-	-
Telekomunikasi Indonesia International (USA) Inc. USA	Telecommunication	-	-	100	-	-

*	Based on Decision Letter No. 959/2013 dated November 1, 2013 off the Amsterdam Court, TFBV was liquidated effective from August 22, 2013.
**	On December 2, 2013, AWI BV was liquidated.
***	As of December 31, 2013, TSFL was under liquidation process.

(a)  Metra

On April 2, 2012, based on notarial deed No. 03 dated April 2, 2012 of Utiek R. Abdurachman, S.H., MLI., MKn., Metra established PT Metra Plasa with authorized capital of Rp50 million and issued and fully paid capital of Rp12.5 million.

On July 20, 2012, based on the Circular Resolution of Stockholders of Metra Plasa, as covered by notarial deed No. 1 dated October 1, 2012 of Utiek R. Abdurachman, S.H., MLI., MKn. Metra Plasa’s stockholders agreed on the following:

i.      to increase Metra Plasa’s authorized capital from Rp50 million to Rp60 billion consisting of 6,000,000 shares with nominal value of Rp10,000 (full amount) per share;

ii.     to increase its issued and fully paid capital from Rp12.5 million owned 100% by Metra to Rp15.25 billion by issuing 1,523,750 additional shares with nominal value of Rp10,000 (full amount) per share;

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

(a)  Metra (continued)

iii.    from the issued new shares, 913,750 shares with total nominal value of  Rp9 billion were subscribed by Metra while 610,000 shares with total nominal value of Rp6 billion were subscribed by eBay International AG at a premium totaling Rp78 billion. Metra’s ownership was diluted to 60% with the remaining 40% owned by eBay International AG.

On September 21, 2012, based on notarial deed No. 11 dated September 21, 2012 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR in its Letter No. AHU-50211.AH.01.01/2012 dated September 26, 2012, Metra established a company with Pelindo II, a related party of the Company, under the name PT Integrasi Logistik Cipta Solusi (“ILCS”) with Metra obtaining 49% ownership. ILCS is engaged in providing E-trade logistic services and other related services.

On January 8, 2013, based on notarial deed No. 02 dated January 8, 2013 of Utiek R. Abdurachman, S.H., MLI.,MKn., which was approved by the MoLHR through its Letter No. AHU-03276.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra Media, and obtained 99.83% ownership. MM is engaged in providing trade, construction, advertising and other services.

On January 8, 2013, based on notarial deed No. 03 dated January 8, 2013 of Utiek R. Abdurachman, SH., MLI., MKn., which was approved by the MoLHR through its Letter No. AHU-03261.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra TV, and obtained 99.83% ownership. Metra TV is engaged in providing subscription-broadcasting services.

On January 22, 2013, based on notarial deed No. 28 dated January 22, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR through its Letter No. AHU-03084.AH.01.01/2013 dated January 28, 2013, Metra established a subsidiary, PT Metra Digital Media, and obtained 99.99% ownership. MDM is engaged in providing telecommunication information and other services.

On March 25, 2013, based on notarial deed No. 38 dated March 25, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR in its Letter No.AHU-20566.AH.01.01/2013 dated April 17, 2013, Metra established PT Satelit Multimedia Indonesia and obtained 99.99% ownership. SMI is engaged in commerce and providing network services, telecommunication, satellite and multimedia devices.

On August 16, 2013, based on notarial deed No. 5 dated August 16, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn. which was approved by the MoLHR in its Letter No. AHU-0081886.AH.01.09/2013 dated August 30, 2013, Metra acquired the ownership of PT Pojok Celebes Mandiri after the signing of Sales and Purchase of Shares Agreement dated June 12, 2013 regarding the purchase of Pointer’s2,550 shares equivalent to Rp255 million or 51% ownership.

(b)  TII

Based on the Circular Resolution of Stockholders of TII dated September 11, 2012, as covered by notarial deed No. 04 dated October 4, 2012 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary in Timor Leste under the name Telekomunikasi Indonesia International S.A. to engage in providing telecommunication services.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

(b)  TII (continued)

On January 9, 2013, based on the Circular Resolution of the Stockholders of TII dated January 9, 2013, as covered by notarial deed No. 04 dated February 6, 2013 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary, Telekomunikasi Indonesia International Australia Pty Ltd. (“Telkom Australia”). Telkom Australia is engaged in providing telecommunication services and IT-based services.

On May 13, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Macau under the name Telkom Macau, Ltd. (“Telkom Macau”). Telkom Macau is engaged in providing telecommunication services.

On June 3, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Taiwan under the name Telkom Taiwan, Ltd. (“Telkom Taiwan”). Telkom Taiwan is engaged in providing telecommunication services.

On December 11, 2013, TII established a subsidiary in the United States of America, Telekomunikasi Indonesia International (USA), Inc. Ltd. (“Telkom USA”). Telkom USA will be engaged in providing telecommunication services. For the year ended December 31, 2013, Telkom USA had no financial and operational activities yet.

(c)  GSD

      Based on notarial deed No. 71 dated December 27, 2011 of Kartono, S.H. which was approved by the MoLHR through its Decision Letter No. AHU-05281.AH.01.01/2012 dated February 1, 2012, GSD and Yayasan Kesehatan (“Yakes”), a related party of the Company, established a subsidiary under the name PT Telkom Landmark Tower, with GSD obtaining 55% ownership. TLT is engaged in property development and management.

Based on notarial deed No.48 dated February 7, 2012 of Sri Ahyani, S.H. which was approved by the MoLHR in its Letter No. AHU-22272.AH.01.01/2012 dated April 27, 2012, GSD and Yakes established a subsidiary under the name PT Graha Yasa Selaras, with GSD obtaining 51% ownership. GYS is engaged in the tourism business.

(d)  Telkom Akses

On November 26, 2012, based on notarial deed No. 20 dated November 26, 2012 of Siti Safarijah, S.H. which was approved by the MoLHR in its Letter No.AHU-60691.AH.01.01/2012 dated November 28, 2012, the Company established a wholly owned subsidiary, PT Telkom Akses. Telkom Akses is engaged in providing construction service and trade in the field of telecommunication.

(e)  Sigma

On June 29, 2012, based on notarial deed No. 3  dated August 13, 2012  of Utiek R. Abdurachman, S.H., MLI., MKn.,  Sigma entered into a Sales Purchase Agreement to purchase 150,000 shares of PT Sigma Solusi Integrasi (“SSI”) or the equivalent of 30% of SSI’s total ownership, with a transaction value of Rp26 billion from Marina Budiman, a non-controlling interest. On July 19, 2012, Sigma  settled the transaction.The difference between the acquisition cost and the carrying amount of the interest acquired amounting to Rp22 billion is recorded as part of “Difference due to acquisition of non-controlling interests in subsidiaries” which is presented under the equity section of the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1. GENERAL (continued)

d.   Subsidiaries (continued)

            (e)    Sigma (continued)

On August 15, 2012, based on a notarial deed dated August 15, 2012 of Ny. Bomantari Julianto, S.H., Sigma entered into a Conditional Sales Purchase Agreement with PT Bina Data Mandiri (“BDM”) to purchase a Data Center Business, with a transaction value of Rp230 billion, from BDM. Based on the closing agreement dated November 30, 2012, the identifiable assets arising from the acquisition consisted of land, buildings, machine and equipment with total fair value amounting to Rp150 billion and intangible assets which included customer contracts and backlog with fair value amounting to Rp3 billion. The acquisition resulted in a goodwill amounting to Rp77 billion.

On September 17, 2012, based on notarial deed No. 10 dated September 17, 2012 of Utiek R. Abdurachman, SH., MLI.,MKn., Sigma’s stockholders agreed to liquidated its subsidiary, PT Sigma Karya Sempurna (“SKS”), effective from September 17, 2012. The liquidation constituted a process of internal restructuring of Sigma Group’s business. As of the issuance date of the consolidated financial statements, the liquidation process has been carried out to the extent of sales of assets and liabilities settlement.

(f)   Infomedia

On October 24, 2012 based on notarial deed No. 15 dated October 24, 2012 of Zulkifli Harahap, S.H., which was approved by the MoLHR through its Decision Letter No. AHU-55715.AH.01.01/2012 dated October 30, 2012, Infomedia established a wholly owned subsidiary under the name PT Infomedia Solusi Humanika (“ISH”). ISH is engaged in the services for distribution and supply of labor.

On December 17, 2012, based on notarial deed No. 231 dated December 17, 2012 of M. Kholid Artha, SH., Infomedia purchased 1,778 and 1,777 shares of Balebat, a subsidiary of Infomedia, or the equivalent of 15.73% each of Balebat’s total ownership, with a transaction value of Rp4.4 billion each from Zikra Lukman and Siti Chadijah, respectively, who are the non-controlling interests. The difference amounting to Rp1 billion between the purchase price and the carrying amount of the interests acquired is recorded as part of “Difference due to acquisition of non-controlling interests in subsidiaries” which is presented under the equity section of the consolidated statements of financial position.

Based on notarial deed No. 04  dated March 7, 2013  of Sjaaf De Carya Siregar, S.H., Infomedia’s stockholders agreed to distribute dividend amounting to Rp44 billion which was returned as increment of issued and fully paid capital.

Based on notarial deed No. 18 dated July 24, 2013 of Zulkifli Harahap, S.H. Infomedia’s stockholders approved an increase in its paid-in capital by 88,529,790 shares, amounting to Rp44 billion.

On November 20, 2013, Infomedia signed an agreement transferring its Telephone Directory Management business to MD Media.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(g)   Dayamitra

On April 5, 2013, based on notarial deed No.002 dated April 5, 2013 of Andi Fatma Hasiah, S.H.,M.Kn., Dayamitra’s stockholders agreed to distribute dividend amounting to Rp31 billion which was returned as increment of issued and fully paid capital.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared  and approved for issuance by the Board of Directors on March 25, 2014.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”)  as issued by the International Accounting Standards Board (“IASB”).

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

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Group presents an additional statement of financial position at the beginning of the earliest period presented when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in the financial statements. An additional statement of financial position as of January 1, 2012 is presented in these consolidated financial statements due to the retrospective application of IAS 19, Employee Benefits (Revised 2011) (Note 2aa).

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation (continued)

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•         derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

•         derecognizes the carrying amounts of any non-controling interests of its former subsidiary on the date when it loses control;

•         recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•         recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•         recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.    Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with IAS 24, Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d. Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.      Business combinations (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

In a business combination achieved in stages, any previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

e.      Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as other current financial assets in the consolidated statements of financial position.

f.       Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.       Investments in associated companies (continued)

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statements of comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of the change in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines  at each reporting date whether there is any objective evidence that the investments  in the associated companiesare impaired. If there is, the Group  calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their  carrying value.

These assets are included in long-term investments in the consolidated statements of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”) and the functional currency of Scicom (MSC) Berhad  (“Scicom”) and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of other reserves in the equity section of the consolidated statements of financial position.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.      Inventories

Inventories consist of components, which are subsequently expensed or transferred to property and equipment upon use. Components represent telephone terminals, cables and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top boxes, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale. The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amount of any write-down of inventories to net realizable value below cost and all losses of inventories are recognized as an expense in the year in which the write-down or loss occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.       Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.       Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.      Intangible assets

Intangible assets consist of goodwill arising from business acquisitions, software and license. Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets (continued)

Intangible assets are derecognized when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of comprehensive income.

l.    Property and equipment

Property and equipment directly acquired are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment are depreciated and amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Land rights	50
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	4-8
Asset Customer Premise Equipment (“CPE”)	10
Other equipment	2-5

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

The Group periodically evaluates its property and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based on the higher of its fair value less cost to sell or value in use.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the assets received nor the asset given up is reliably measurable.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position, and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the specific property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified to equipment not used in operations and depreciated over its estimated useful life using the straight-line method.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if this period is longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

o.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost;  any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements  of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining  loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it  relates.

p.   Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong and Telekomunikasi Indonesia International Pte. Ltd., Singapore and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S.dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position date, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position date, as follows:

	2012		2013
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	9,630	9,645	12,160	12,180
Euro 1	12,721	12,743	16,744	16,774
Yen 1	111.65	111.84	115.67	115.87

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Revenue and expense recognition

i.    Fixed line telephone revenues

Revenues from fixed line installations, including incremental costs, are deferred and recognized as revenue and costs over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2012 and 2013 to be 10 years and 18 years, respectively.  Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.   Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers (either bundled in starter packs or sold as separate items), are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

iii.   Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.  Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges  depending on the arrangements with customers.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Revenue and expense recognition (continued)

v.   Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.  Other telecommunications service revenues

      Revenues from other telecommunications services consist of Revenue-Sharing Arrangements  (“RSA”) and sales of other telecommunication services or goods.

      The RSA are recorded in a manner similar to capital leases where the property and equipment and obligation under RSA are reflected in the consolidated statements of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs, with the balance treated as a reduction of the obligation under RSA.

Universal Service Obligation (“USO”) compensation from construction activities is recognized on a stage-of-completion basis. Revenues from operating and maintenance activities in respect of assets under the concession are recognized when the services are rendered.

In concession contracts under USO, the Group recognizes a financial asset to the extent that it has a contractual right to receive cash or other financial assets from the Government for the construction services, where the Government has little, if any, discretion to avoid payment. The Group recognizes an intangible asset to the extent that it receives a license to charge users of the public service.

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

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix.   Expenses

      Expenses are recognized as they are incurred.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Pension and post-retirement health care benefit plans

The Company provides a funded defined benefit pension plan for its employees with permanent status prior to July 1, 2002, which calculation is based on the participating employees’ latest basic salary at retirement and the number of years of their service. Defined contribution pension plan is provided for its employees with permanent status on or after July 1, 2002. The Company also provides a funded defined post-employment health care benefit plan for its employees hired before November 1, 1995. Defined contribution post-employement health care benefit plan is provided for its employees with permanent status on or after November 1, 1995.

Telkomsel provides a funded defined benefit pension plan to its employees, which benefit is calculated based on their latest basic salary or take-home pay and the number of years of their service.

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age.

iii.   Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employees  who have  met the requisite number of years of service and with a certain minimum age.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Employee benefits (continued)

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

vii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of comprehensive income and credited to additional paid-in capital at the grant date.

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions are  charged or credited to OCI.  Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in personnel expenses as they become payable.

s.   Income tax

Current and deferred taxes are recognized as income or an expense and included in the consolidated statements of comprehensive income, except to the extent that if the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

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

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, such as tax rates and tax laws which have been enacted or substantially enacted at each reporting date.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

t.    Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Financial instruments (continued)

i.     Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade and other receivables, long-term investments, advances and other non-current assets.

a.    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/ income in the consolidated statements of comprehensive income in the period in which they arise. Financial asset measured at fair value through profit or loss represents derivative asset - put option which is recognized as part of other current financial assets in the 2013 consolidated statement of financial position.

b.     Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other assets, cash and cash equivalents, other current financial assets, trade and other receivables, advances and other non-current assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.    Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group, upon initial recognition, designates as at fair value through profit or loss;

b)    those that the Group designates as available for sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2012  and 2013.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Financial instruments (continued)

i.     Financial assets (continued)

d.   Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets consist of bonds and mutual funds which are recorded as part of other current financial assets in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other than temporary is charged to the consolidated statements of comprehensive income.

ii.    Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, loans and other borrowings which consist of short-term bank loans, obligations under finance leases, two-step loans, bonds and notes, and long-term bank loans.

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

No financial liabilities were categorized as held for trading as of December 31, 2012  and 2013.

b.   Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, loans and other borrowings which consist of short-term bank loans, obligations under finance leases, two-step loans, bonds and notes, and long-term bank loans.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

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

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 40.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

Impairment loss of financial assets carried at cost is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows discounted at the financial assets’ original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.    Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/ transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/ transfer of treasury stock is credited to “Additional Paid-in Capital”.

v.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

w.   Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

x.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

y.   Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) as a result of past events, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the obligations.

z.   Impairment of non-financial assets

The Group assesses, at the end of each reporting period, whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.   Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in  profit or loss under “Depreciation and amortization” in the consolidated statements of comprehensive income.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

aa.  Changes in accounting policies and disclosures

Implementation of IAS 19,  Employee Benefits  (Revised  2011)

The Group applied IAS 19, Employee Benefits (Revised 2011), retrospectively in the current period in accordance with the transitional provisions set out in the revised standard. The opening statement of financial position of the earliest comparative period presented (January 1, 2012) and the comparative figures have been accordingly restated.

IAS 19, Employee Benefits (Revised 2011), changes, among other things, the accounting for defined benefit plans. Some of the key changes that impacted the Group include the following:

•          All past service costs are recognized at the earlier of when the amendment/ curtailment occurs or when the related restructuring or termination costs are recognized. As a result, unvested past service costs can no longer be deferred and recognized over the future vesting period.

•          The interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a net interest amount under IAS 19, Employee Benefits (Revised 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset at the start of each annual reporting period.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Changes in accounting policies and disclosures (continued)

Implementation of IAS 19,  Employee Benefits  (Revised  2011) (continued)

As a result of the changes, the comparative figures in the consolidated financial statements have been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2012
Prepaid pension benefit cost	765	(356)	409
Total non-current assets	81,321	(356)	80,965
Total assets	102,722	(356)	102,366
Deferred tax liabilities	3,448	(289)	3,159
Pension benefit and other post-employment benefit obligations	4,572	800	5,372
Total non-current liabilities	21,507	511	22,018
Total liabilities	43,696	511	44,207
Retained earnings	45,865	(867)	44,998
Net equity attributable to owners of the parent company	45,711	(867)	44,844
Total equity	59,026	(867)	58,159
Total liabilities and equity	102,722	(356)	102,366
Consolidated statement of comprehensive income for the year ended December 31, 2011
Personnel expenses	(8,671)	247	(8,424)
Operating profit	21,787	247	22,034
Profit before income tax	20,735	247	20,982
Income tax benefit - deferred	288	(52)	236
Net income tax expense	(5,385)	(52)	(5,437)
Profit for the year	15,350	195	15,545
Defined benefit plan actuarial losses, net of tax	(1,958)	19	(1,939)
Other comprehensive expenses - net	(1,947)	19	(1,928)
Net comprehensive income for the year	13,403	214	13,617
Profit for the year attributable to
Owners of the parent company	10,848	195	11,043
Net comprehensive income for the year attributable to
Owners of the parent company	8,969	214	9,183
Basic and diluted earnings per share (in full amount)
Net income per share	110.74	1.99	112.73
Net income per ADS	22,148.00	398	22,546.00

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Changes in accounting policies and disclosures (continued)

Implementation of IAS 19 Employee Benefits  (Revised  2011) (continued)

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of December 31, 2012
Deferred tax liabilities	2,485	(233)	2,252
Pension benefit and other post-employment benefit obligations	7,306	878	8,184
Total non-current liabilities	24,089	645	24,734
Total liabilities	48,197	645	48,842
Retained earnings	48,572	(645)	47,927
Net equity attributable to owners of the parent company	46,700	(645)	46,055
Total equity	62,014	(645)	61,369
Consolidated statement of comprehensive income for the year ended December 31, 2012
Personnel expenses	(9,695)	(265)	(9,960)
Operating profit	25,762	(265)	25,497
Profit before income tax	24,292	(265)	24,027
Income tax benefit - deferred	720	22	742
Net income tax expense	(5,908)	22	(5,886)
Profit for the year	18,384	(243)	18,141
Defined benefit plan actuarial losses, net of tax	(3,031)	465	(2,566)
Other comprehensive expenses - net	(3,005)	465	(2,540)
Net comprehensive income for the year	15,379	222	15,601
Profit for the year attributable to Owners of the parent company	12,864	(243)	12,621
Net comprehensive income for the year attributable to Owners of the parent company	9,834	222	10,056
Basic and diluted earnings per share (in full amount)
Net income per share	133.98	(2.53)	131.45
Net income per ADS	26,796.80	(506)	26,290.80

IAS 19 (Revised 2011) also requires more extensive disclosures. These have been provided in Note 33.

The implementation of IAS 19, Employee Benefits (Revised 2011), did not have impact on the consolidated statements of cash flows.

Other new and amended standards and interpretations

The Group has also applied, for the first time, certain other standards and amendments. The nature and the impact of each of the new standards and amendments are described below:

a)     IAS 1, Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (‘recycled’) to profit or loss at a future point in time have to be presented separately from items that will not be reclassified. The amendments affect presentation only and have no impact on the Group’s financial position, performance or cashflows.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Changes in accounting policies and disclosures (continued)

b)      IFRS 7, Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial Instruments: Presentation. IFRS 7 disclosures are provided in Note 40.

c)      IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. While the Company has a subsidiary with material non-controlling interest, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in Note 20.

Several other amendments also applied for the first time in 2013. However, they do not impact the consolidated financial statements of the Group.

ab. Critical accounting estimates, judgments and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

                 i.      Retirement  benefits

The present value of the pension benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in the assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical accounting estimates, judgments and assumptions (continued)

                 i.     Retirement  benefits (continued)

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for pension benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 33  and 34.

ii.    Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews estimates of useful lives at least each financial year end which are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimate and is applied prospectively in profit or loss in the period of the change and future periods.

Detail of nature and carrying amounts of property and equipment is disclosed in Note 12  and intangible assets in Note 14.

iii.   Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amount of provision for impairment of receivables are disclosed in Note 7.

iv.   Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of nature and carrying amounts of income tax are disclosed in Note 32.

v.   Impairment of non-financial assets

The Group annually assesses whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a CGU is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimations.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical accounting estimates, judgments and assumptions (continued)

v.   Impairment of non-financial assets (continued)

In determining value in use, the Group applies management judgment in establishing forecasts of future operating performance, as well as the selection of growth rates and discount rates. These judgments are applied based on our understanding of historical information and expectations of future performance. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value in use calculations.

For the years ended December 31, 2011, 2012  and 2013, the Company recognized Rp563 billion, Rp247  billion and Rp596 billion, respectively, of impairment loss on property and equipment pertaining to the fixed wireless services. A 1% increase in the discount rate used would result in an increase in impairment loss to become approximately Rp907 billion, Rp458  billion and Rp703 billion in 2011, 2012 and 2013, respectively. However, the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the cost efficiency plan, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment in the future (Note 12b).

3.   BUSINESS COMBINATIONS

a.     Acquisitions

Acquisition of PT German Center Indonesia

On January 17, 2013, Sigma signed a sales and purchase of shares and transfer of debt agreement with Landeskreditbank Baden-Wurttemberg-Forderbank (“L-Bank”) and Step Stuttgarter Engineering Park Gmbh (“STEP”) as shareholders of PT German Centre Indonesia (“GCI”). Based on the agreement, on April 30, 2013 Sigma bought shares owned by L-Bank and STEP in GCI. Through the acquisition, Sigma enlarged its data center capacity that can be offered to its customers.

Acquisition of Patrakom

On September 25, 2013, based on notarial deed No. 22 of Ashoya Ratam, S.H.,M.Kn.,  the Company entered into a Sales Purchase Agreement (SPA) with PT Elnusa  Tbk for the acquisition of the 40%  ownership in PT Patra Telekomunikasi Indonesia for Rp45.6 billion. This SPA resulted  in the Company’s ownership in Patrakom to increase from 40% to 80% (Note 11).

Subsequently, on November 29, 2013, based on notarial deed No. 54 dated November 29, 2013 of Ashoya Ratam, S.H., M.Kn., the Company has signed an SPA with PT Tanjung Mustika Tbk for the acquisition of the remaining 20% ownership in Patrakom for Rp24.8 billion.

Patrakom is a satellite-based closed fixed telecommunications network operator and a provider of communications solutions and network with a permit as Operator of Micro Earth Stations Communications Systems (“SKSBM”) in partnership with manufacturers of telecommunications equipment to serve various companies. Through the acquisition of Patrakom, the Group  can integrate Patrakom’s business activities in accordance with the Group’s business development plan.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

3.   BUSINESS COMBINATIONS (continued)

a.    Acquisitions (continued)

The fair values of the assets acquired and liabilities  transferred at the acquisition dates are  as follows:

	GCI	Patrakom	Total
Cash and cash equivalents	3	39	42
Other current assets	18	122	140
Property and equipment (Note 12)	225	171	396
Current liabilities	(15)	(171)	(186)
Non-current liabilities	(16)	(45)	(61)
Fair value of the identifiable net assets acquired	215	116	331
Bargain purchase	(42)	-	(42)
Fair value of previously held equity interests	-	(46)	(46)
Fair value of the consideration transferred	173	70	243

The excess amounting to Rp42 billion of fair value of the identifiable net asset acquired over the fair value of the consideration transferred, was recorded as other income in the consolidated statement of comprehensive income of the current year. Transaction costs of Rp4.3 billion were expensed in the current period.

Since the acquisition dates, GCI and Patrakom contributed Rp23  billion of operating revenues.

b.     Disposal  of Indonusa

On October 8, 2013, the Company sold 80% of its ownership in Indonusa to PT Trans Corpora and PT Trans Media Corpora for Rp926 billion. Further, on the same date, the Company, Metra and PT Trans Corpora signed a Shareholders Agreement that establishes mutual relationship among the shareholders of Indonusa, including the grant of the right to the Company and Metra to sell their 20% remaining ownership in Indonusa to PT Trans Corpora at any time in 24 months after the second year of the closing transaction at a certain price (Put Option).

The Company had received the full payment for the sale transaction.

The Company recognized gain on sale of Indonusa shares as part of other income in the 2013 consolidated statement of comprehensive income, as follows:

Amount
Fair value of consideration received:
Cash	926
Put Option	289
Fair value of interest retained in Indonusa (Note 11)	182
Carrying amount of assets and liabilities of Indonusa	(14)
Gain on sale of shares	1,383

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

4.   TRANSLATION OF RUPIAH INTO UNITED STATES DOLLAR

      The consolidated financial statements are stated in Indonesian rupiah. The translations of the Indonesian rupiah amounts into U.S. dollar amounts are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp12,170  to US$1 as published by Reuters on December 31, 2013. The convenience translations should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into United States dollar at this or any other rate of exchange.

5.   CASH AND CASH EQUIVALENTS

	2012	2013
Cash on hand	7	7
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	913	804
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	284	409
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	87	70
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	13	50
Others	9	10
	1,306	1,343
Foreign currencies
Bank Mandiri	222	458
BNI	20	224
BRI	2	75
Others	0	0
	244	757
Sub-total	1,550	2,100
Third parties
Rupiah
Deutsche Bank AG (“DB”)	62	62
Others (each below Rp50 billion)	154	159
	216	221
Foreign currencies
Standard Chartered Bank (“SCB”)	112	313
Others (each below Rp50 billion)	65	102
	177	415
Sub-total	393	636
Total cash in banks	1,943	2,736

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

5.   CASH AND CASH EQUIVALENTS (continued)

	2012	2013
Time deposits
Related parties
Rupiah
BRI	2,883	2,445
BNI	1,511	1,975
Bank Mandiri	312	1,271
BTN	401	375
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“Bank Jabar”)	170	245
PT Bank Syariah Mandiri (“BSM”)	23	50
Others	20	-
	5,320	6,361
Foreign currencies
BRI	1,966	3,260
BNI	112	264
Bank Mandiri	222	-
	2,300	3,524
Sub-total	7,620	9,885
Third parties
Rupiah
PT Bank Central Asia Tbk (“BCA”)	-	599
PT Bank Mega Tbk (“Bank Mega”)	335	275
PT Bank Muamalat Indonesia Tbk	153	150
PT Bank Yudha Bhakti	-	145
PT Bank Tabungan Pensiunan Nasional Tbk	167	136
PT Bank Internasional Indonesia Tbk (“BII”)	120	126
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	225	83
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	-	73
PT Bank Pan Indonesia Tbk	100	70
PT Bank Bukopin Tbk (“Bank Bukopin”)	160	65
PT Bank OCBC NISP Tbk (“OCBC NISP”)	400	-
Citibank N.A. (“Citibank”)	400	-
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	61	-
PT Bank UOB Indonesia (“Bank UOB”)	60	-
Others (each below Rp50 billion)	46	102
	2,227	1,824
Foreign currencies
OCBC NISP	517	244
SCB	804	-
	1,321	244
Sub-total	3,548	2,068
Total time deposits	11,168	11,953
Grand Total	13,118	14,696

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

5.   CASH AND CASH EQUIVALENTS (continued)

Interest rates per annum on time deposits are as follows:

	2012	2013
Rupiah	2.25% - 8.50%	1.00% - 11.50%
Foreign currencies	0.05% - 3.50%	0.03% - 3.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed a majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 35  for details of related party transactions.

6.   OTHER CURRENT FINANCIAL ASSETS

	2012	2013
Time deposits
Related parties
BRI	1,650	1,000
Others	-	22
Sub-total	1,650	1,022
Third parties
SCB	1,350	1,859
Bank CIMB Niaga	-	1,800
OCBC NISP	1,000	1,600
Others	-	7
Sub-total	2,350	5,266
Total time deposits	4,000	6,288
Available-for-sale financial assets
Related parties
Government	123	133
State-owned enterprises	68	74
PT Bahana Securities (“Bahana”)	48	-
Others	19	17
Sub-total	258	224
Third parties	52	48
Total available-for-sale financial assets	310	272
Derivative asset - Put Option	-	297
Others	28	15
Total	4,338	6,872

As of December 31, 2012  and 2013, time deposits denominated in foreign currency amounted to Rp nil and Rp59  billion, respectively.

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2012	2013
Rupiah	6.25% - 6.75%	1.60% - 10.50%
Foreign currency	-	1.00% - 1.10%

Refer to Note 35 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

7.   TRADE AND OTHER RECEIVABLES

Trade and other receivables as of December 31, 2012  and 2013  consist of:

	2012	2013
Trade receivables	7,270	8,898
Provision for impairment of receivables	(2,047)	(2,872)
Net	5,223	6,026
Other receivables	190	403
Provision for impairment of receivables	(4)	(8)
Net	186	395
Total trade and other receivables	5,409	6,421

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	2012	2013
State-owned enterprises	549	877
Government agencies	683	842
Indonusa	-	180
PT Indosat Tbk (“Indosat”)	55	48
CSM	51	45
Patrakom*	56	-
Others	62	241
Total	1,456	2,233
Provision for impairment of receivables	(72)	(555)
Net	1,384	1,678

* In 2013, Patrakom became a subsidiary (Notes 1d and 3).

(ii)   Third parties

	2012	2013
Individual and business subscribers	5,494	6,168
Overseas international carriers	320	497
Total	5,814	6,665
Provision for impairment of receivables	(1,975)	(2,317)
Net	3,839	4,348

Trade receivables from certain parties are presented net of the Group’s liabilities to such parties due to the existence of a legal right of set-off in accordance with the agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

7.   TRADE AND OTHER RECEIVABLES (continued)

b.   By age

(i)   Related parties

	2012	2013
Up to 6 months	1,125	1,477
7 to 12 months	248	317
More than 12 months	83	439
Total	1,456	2,233
Provision for impairment of receivables	(72)	(555)
Net	1,384	1,678

(ii)   Third parties

	2012	2013
Up to 3 months	3,286	3,965
More than 3 months	2,528	2,700
Total	5,814	6,665
Provision for impairment of receivables	(1,975)	(2,317)
Net	3,839	4,348

(iii)  Aging of total trade receivables

	2012		2013
		Provision for impairment		Provision for impairment
	Gross	of receivables	Gross	of receivables
Not past due	3,174	140	3,618	10
Past due up to 3 months	1,250	157	1,525	401
Past due more than 3 to 6 months	455	193	703	321
Past due more than 6 months	2,391	1,557	3,052	2,140
Total	7,270	2,047	8,898	2,872

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2012  and 2013, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp2,189 billion and Rp2,418 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

7.   TRADE AND OTHER RECEIVABLES (continued)

c.   By currency

(i)   Related parties

	2012	2013
Rupiah	1,369	2,203
U.S. dollar	87	30
Total	1,456	2,233
Provision for impairment of receivables	(72)	(555)
Net	1,384	1,678

(ii)   Third parties

	2012	2013
Rupiah	5,087	5,857
U.S. dollar	722	806
Euro	3	1
Hong Kong dollar	2	1
Total	5,814	6,665
Provision for impairment of receivables	(1,975)	(2,317)
Net	3,839	4,348

d.   Movements in the provision for impairment of receivables

	2012	2013
Beginning balance	1,732	2,047
Provision recognized during the year (Note 30)	848	1,589
Receivables written-off	(533)	(622)
Acquisition	-	1
Divestment	-	(158)
Reversal	-	15
Ending balance	2,047	2,872

The receivables written off are related-party and third-party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

Certain trade receivables of the subsidiaries amounting to Rp1,700 billion have been pledged as collateral under lending agreements (Notes 18  and 19).

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

8.   INVENTORIES

	2012	2013
Components	183	272
SIM cards, RUIM cards, set top boxes and blank prepaid vouchers	134	102
Others	410	157
Total	727	531
Provision for obsolescence
Components	(51)	(21)
SIM cards, RUIM cards, set top boxes and blank prepaid voucher	(1)	(1)
Others	(96)	-
Total	(148)	(22)
Net	579	509

Movements in the provision for obsolescence are as follows:

	2012	2013
Beginning balance	106	148
Divestment	-	(1)
Provision (reversal) recognized during the year	67	(29)
Reclassification	-	(96)
Inventories written-off	(25)	-
Ending balance	148	22

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses (Note 29) for the years ended December 31, 2011, 2012  and 2013  amounted toRp818 billion, Rp633  billion and Rp752  billion, respectively.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp53  billion have been pledged as collateral under lending agreements (Notes 18  and 19).

As of December 31, 2012  and 2013, modules and components with book value amounting to Rp272 billion and Rp280  billon,  respectively, which are held by the Group have been insured against fire, theft and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2012  and 2013 amounted to Rp275 billion and Rp261  billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses on inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

9.   ADVANCES AND PREPAID EXPENSES

	2012	2013
Frequency license (Notes 38c.i and 38c.ii)	2,563	2,330
Prepaid rental	666	744
Advances	120	297
Salaries	165	209
Deferred expense	45	124
Insurance	18	84
Others (each below Rp50 billion)	144	149
Total	3,721	3,937

Refer to Note 35  for details of related party transactions.

10.  ASSET HELD FOR SALE

This account represents the carrying amount of Telkomsel’s equipment to be exchanged with equipment of Nokia Siemens Network Oy (“NSN Oy”) and PT Huawei Tech Investment (“PT Huawei”). The equipment will be used as part of the settlement for the exchanges of equipment from these companies.

In 2013, Telkomsel’s equipment with net carrying amount of Rp105 billion is reclassified to asset held for sale (Note 12c.vi).

Asset held for sale is presented under personal segment (Note 36).

11.  LONG-TERM INVESTMENTS

	2012
	Percentage of ownership	Beginning balance	Addition	Share of net (loss) profit of associated companies	Dividend	Translations	Ending balance
Long-term investments in associated companies:
Scicom[h]	29.71	101	-	(2)	(8)	7	98
ILCS[c]	49.00	-	49	(1)	-	-	48
Patrakom[g]	40.00	43	-	5	(2)	-	46
PT Melon Indonesia (“Melon”)[b]	51.00	44	-	(2)	-	-	42
CSM[e]	25.00	26	-	(11)	-	5	20
PSN[f]	22.38	-	-	-	-	-	-
Sub-total		214	49	(11)	(10)	12	254
Other long-term investments		21	-	-	-	-	21
Total long-term investments		235	49	(11)	(10)	12	275

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

11.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2012:

	Scicom	ILCS	Patrakom	Melon	CSM	PSN
Statements of financial position
Current assets	181	98	91	69	269	137
Non-current assets	42	6	127	20	899	453
Current liabilities	(16)	(5)	(76)	(6)	(813)	(932)
Non-current liabilities	(1)	(2)	(26)	(1)	(92)	(580)
Equity (deficit)	206	97	116	82	263	(922)
Statements of comprehensive income
Revenue	399	1	226	10	403	292
Cost of revenues and operating expenses	(359)	(4)	(209)	(21)	(345)	(294)
Other (expenses) income, including finance costs - net	(1)	0	-	-	(125)	3
Profit (loss) before tax	39	(3)	17	(11)	(67)	1
Net income tax benefit (expense)	1	-	(5)	7	23	-
Profit (loss) for the year	40	(3)	12	(4)	(44)	1

	2013
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated companies	Dividend	Translations	Ending balance
Long-term investments in associated companies:
Indonusa[a]	20.00	-	182	7	-	-	189
Melon[b]	51.00	42	-	(3)	-	-	39
ILCS[c]	49.00	48	-	(11)	-	-	37
Telin Malaysia[d]	49.00	-	20	(6)	-	4	18
CSM[e]	25.00	20	-	(20)	-	-	-
PSN[f]	22.38	-	-	-	-	-	-
Patrakom[g]	40.00	46	(46)	2	(2)	-	-
Scicom[h]	29.71	98	(88)	2	(3)	(9)	-
Sub-total		254	68	(29)	(5)	(5)	283
Other long-term investments		21	-	-	-	-	21
Total long-term investments		275	68	(29)	(5)	(5)	304

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

11.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2013:

	Indonusa	Melon	ILCS	Telin Malaysia	CSM	PSN
Statements of financial position
Current assets	124	73	64	33	222	183
Non-current assets	1,426	17	24	4	1,051	634
Current liabilities	(662)	(21)	(12)	(1)	(1,091)	(1,418)
Non-current liabilities	(7)	(1)	(1)	-	(296)	(730)
Equity (deficit)	881	68	75	36	(114)	(1,331)
Statements of comprehensive income
Revenue	363	73	4	0	306	462
Cost of revenues and operating expenses	(517)	(79)	(27)	(11)	(420)	(460)
Other (expenses) income, including finance costs - net	(9)	-	1	-	(124)	(57)
Loss before tax	(163)	(6)	(22)	(11)	(238)	(55)
Net income tax benefit	39	-	-	-	57	-
Loss for the year	(124)	(6)	(22)	(11)	(181)	(55)

a   Indonusa had been the Company’s subsidiary until 2013 when the Company disposed 80% of its interest in Indonusa (Notes 1d and 3).

b   Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). As a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon, Metra does not have control over Melon.

c   ILCS is engaged in providing E-trade logistic services and other related services.

d   Telin Malaysia is engaged in telecommunication services in Malaysia.

e   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the year ended December 31, 2013 is Rp29 billion.

f   PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia-Pacific Region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001; accordingly, the investment value has been reduced to Rp nil. The unrecognized share of losses of PSN for the years ended December 31, 2013 and 2012 are Rp298 billion and Rp 206 billion, respectively.

g   Patrakom has been engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry. Starting in 2013, Patrakom has become a subsidiary (Notes 1d and 3).

h    Scicom (MSC) Berhad-Malaysia (Scicom) is engaged in providing  call center services in Malaysia. On September 19, 2013, the Company sold its investment in Scicom, with the proceeds of disposal and the carrying amount of the investment on the date of disposal amounting to Rp153 billion and Rp88 billion, respectively, resulting in a gain of Rp65 billion.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

12.  PROPERTY AND EQUIPMENT

	January 1, 2012	Additions	Deductions	Reclassifications/ Translations	December 31, 2012
At cost:
Land rights	842	135	-	(0)	977
Buildings	3,417	98	(0)	272	3,787
Leasehold improvements	650	6	(3)	130	783
Switching equipment	25,551	91	(1,438)	(371)	23,833
Telegraph, telex and data communication equipment	20	-	-	(1)	19
Transmission installation and equipment	78,697	3,328	(1,484)	7,629	88,170
Satellite, earth station and equipment	7,069	35	-	163	7,267
Cable network	26,772	1,965	(244)	(469)	28,024
Power supply	9,285	194	(29)	984	10,434
Data processing equipment	8,426	329	(210)	(10)	8,535
Other telecommunications peripherals	474	-	-	(192)	282
Office equipment	753	60	(47)	(71)	695
Vehicles	132	6	(52)	(15)	71
CPE assets	22	-	-	-	22
Other equipment	112	1	-	(2)	111
Property under construction	1,205	11,024	(43)	(10,874)	1,312
Total	163,427	17,272	(3,550)	(2,827)	174,322

	January 1, 2012	Additions	Impairments	Deductions	Reclassifications/ Translations	December 31, 2012
Accumulated depreciation and impairment losses:
Land rights	121	18	-	-	-	139
Buildings	1,671	130	-	(0)	(62)	1,739
Leasehold improvements	502	63	-	(3)	47	609
Switching equipment	17,447	2,071	-	(1,112)	(1,260)	17,146
Telegraph, telex and data communication equipment	17	0	-	-	(1)	16
Transmission installation and equipment	35,377	7,410	153	(909)	(27)	42,004
Satellite, earth station and equipment	4,135	517	94	-	(62)	4,684
Cable network	17,128	1,085	-	(238)	(485)	17,490
Power supply	4,873	1,221	-	(18)	(94)	5,982
Data processing equipment	6,406	1,052	-	(165)	(677)	6,616
Other telecommunications peripherals	354	5	-	-	(99)	260
Office equipment	531	65	-	(14)	(27)	555
Vehicles	120	7	-	(52)	(14)	61
CPE assets	9	2	-	-	-	11
Other equipment	98	5	-	-	(1)	102
Total	88,789	13,651	247	(2,511)	(2,762)	97,414
Net	74,638					76,908

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

12.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2013	Business acquisition	Divestment	Additions	Deductions	Reclassifications/ Translations	December 31, 2013
At cost:
Land rights	977	110	-	13	-	(2)	1,098
Buildings	3,787	120	-	98	(1)	220	4,224
Leasehold improvements	783	-	-	24	(27)	32	812
Switching equipment	23,833	-	-	428	(2,896)	(2,577)	18,788
Telegraph, telex and data communication equipment	19	-	-	-	-	(13)	6
Transmission installation and equipment	88,170	-	(30)	4,947	(1,641)	10,098	101,544
Satellite, earth station and equipment	7,267	158	(110)	56	(2)	87	7,456
Cable network	28,024	-	(601)	2,084	(117)	(37)	29,353
Power supply	10,434	3	(0)	253	(71)	1,136	11,755
Data processing equipment	8,535	-	(1)	973	(283)	129	9,353
Other telecommunications peripherals	282	-	-	230	-	(10)	502
Office equipment	695	5	(11)	138	(9)	(41)	777
Vehicles	71	0	(1)	305	(1)	(16)	358
CPE assets	22	-	-	-	-	-	22
Other equipment	111	-	(2)	-	-	(5)	104
Property under construction	1,312	-	-	15,349	-	(14,690)	1,971
Total	174,322	396	(756)	24,898	(5,048)	(5,689)	188,123

	January 1, 2013	Business acquisition	Divestment	Additions	Impairment	Deductions	Reclassifications/ Translations	December 31, 2013
Accumulated depreciation and impairment losses:
Land rights	139	-	-	25	-	-	(2)	162
Buildings	1,739	-	-	163	-	(0)	(62)	1,840
Leasehold improvements	609	-	-	67	-	(27)	-	649
Switching equipment	17,146	-	-	1,988	-	(2,718)	(3,466)	12,950
Telegraph, telex and data communication equipment	16	-	-	-	-	-	(13)	3
Transmission installation and equipment	42,004	-	(3)	8,507	321	(1,535)	(1,269)	48,025
Satellite, earth station and equipment	4,684	-	(142)	663	226	(2)	(239)	5,190
Cable network	17,490	-	(181)	1,055	49	(106)	(317)	17,990
Power supply	5,982	-	(0)	1,171	-	(67)	(292)	6,794
Data processing equipment	6,616	-	(1)	775	-	(264)	(221)	6,905
Other telecommunications peripherals	260	-	-	18	-	-	(10)	268
Office equipment	555	-	(6)	73	-	(7)	(49)	566
Vehicles	61	-	(1)	26	-	(1)	(16)	69
CPE asets	11	-	-	2	-	-	-	13
Other equipment	102	-	(1)	4	-	-	(5)	100
Total	97,414	-	(335)	14,537	596	(4,727)	(5,961)	101,524
Net	76,908							86,599

a.   Gain on disposal or sale of property and equipment

	2012	2013
Proceeds from sale of property and equipment	360	466
Net book value	(144)	(53)
Gain on disposal or sale of property and equipment	216	413

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

12.   PROPERTY AND EQUIPMENT (continued)

b.   Assets impairment

(i)     As of December 31, 2012 and 2013, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others. As of December 31, 2012 and 2013, there were indications of impairment in the fixed wireless CGU (presented as part of personal segment), which were mainly due to increased competition in the fixed wireless market that resulted in lower average tariffs, declining active customers and declining Average Revenue Per User (“ARPU”). The Company assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired by Rp247  billion and Rp596 billion at December 31, 2012  and 2013, respectively, which are recognized in the consolidated statements of comprehensive income under “Depreciation and amortization”. The recoverable amount has been determined based on value in use (VIU) calculations. These calculations used pre-tax cash flow projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth method. The cash flow projections reflect management’s expectations of revenue, Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows starting from 2014. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. As of December 31, 2012  and 2013, management applied a pre-tax discount rate of 12.3% and 13.5%, respectively, derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. As of December 31, 2012  and 2013, the perpetuity growth rate used is 0.5% and 0%, respectively, and assuming that subscriber numbers and ARPU may continue to decrease after five years.

        If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

(ii)     Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2012  and 2013.

c.   Others

(i)       Interest capitalized to property under construction amounted to Rp44 billion and Rp100 billion for the years ended December 31, 2012 and 2013, respectively, while no interest was capitalized for 2011. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 7.72% to 9.75% and from 9.75% to 13.07% for the years ended December 31, 2012 and 2013, respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2011, 2012  and 2013.

(iii)     On August 7, 2012, Telkom-3 Satellite with a total value of Rp1,606 billion was built and launched, but failed to reach its orbit. The carrying value of the satellite was charged to other expenses in the 2012 consolidated statement of comprehensive income. Telkom-3 Satellite was insured with insurance coverage that was adequate to cover losses from the insured risks such as the event experienced by the Company. Insurance claim was made and the amount of insurance compensation amounting to Rp1,772 billion was agreed and approved by the insurer and recorded as part of other income in the 2012 consolidated statement of comprehensive income. The Company received the proceeds from the insurance claim in November 2012.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

12.   PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(iv)    In 2012, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,037 billion, as part of its modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. In 2013, the effect of the change is the additional depreciation expense amounting to Rp131 billion.

The impact of the change in the estimated useful lives of the equipment for the year ended December 31, 2014 is to decrease the profit before income tax by Rp84 billion.

(v)     In 2012, the useful lives of Telkomsel’s towers were changed from 10 years to 20 years to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp606 billion recognized in the 2013 consolidated statement of comprehensive income.

The impact of the change in the estimated useful lives of the towers in future periods is to increase the profit before income tax as follows:

Years	Amount
2014	565
2015	469
2016	301
2017	92

(vi)    Exchange of property and equipment

•         In 2011, the Company and PT Industri Telekomunikasi Indonesia (“INTI”) signed Purchase Orders of Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network Trade In/Trade Off with total procurement value amounting to Rp1,499 billion up to December 31, 2013.

In 2012 and 2013, the Company derecognized the copper cable network asset with net carrying value of Rp6.2 billion and Rp1.6 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp430 billion and Rp203 billion, respectively.

•         In 2013, certain equipment units of Telkomsel with net carrying amount of Rp268 billion were exchanged with equipment from NSN Oy and PT Huawei. As of December 31, 2013, Telkomsel’s equipment units with net carrying amount of Rp105 billion are going to be exchanged with equipment from NSN Oy and PT Huawei; therefore, these equipment units were reclassified as assets held for sale (Note 10).

In 2012, certain equipment units of Telkomsel with net carrying amount Rp1,686 billion were exchanged with equipment from NSN Oy and PT Huawei, where Rp791 billion relates to asset held for sale that was recognized in 2011.

The cost of the acquired equipment is measured at the aggregate of the carrying amount of the equipment given up and the amount of cash paid.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

12.  PROPERTY AND EQUIPMENT (continued)

c.      Others (continued)

(vii)    The Group owns several pieces of land rights located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10 - 45 years which will expire between 2014 and 2052. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)    As of December 31, 2013, the Group’s property and equipment except land rights, with net carrying amount of Rp72,000 billion were insured against fire, theft, earthquake and other specified risks, with a maximum loss claim of Rp4,449 billion, US$52.51 million, EURO0.63 million, SGD16.55 million and HKD8.44 million, and on a first-loss basis of Rp6,815 billion including business recovery of Rp324 billion with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$3.41 million and US$28.55 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)      As of December 31, 2013, the percentage of completion of property under construction was around 32.69% of the total contract value, with estimated dates of completion between January 2014 and December 2015. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)       All assets owned by the Company have been pledged as collateral for bonds (Note 19b). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp6,214  billion have been pledged as collateral under lending agreements (Notes 18a and 19c).

(xi)      As of December 31, 2013, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp40,791 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xii)      As of December 31, 2013, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp15,307 billion.

(xiii)     The Company and Telkomsel entered into several agreements with PT Profesional Telekomunikasi Indonesia, PT Tower Bersama Infrastructure Tbk, PT Solusindo Kreasi Pratama, PT Prima Media Selaras, PT Naragita Dinamika Komunika and other tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on the agreement by both parties. In addition, the Group also has lease commitments for property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

12.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

Future minimum lease payments for assets under finance lease are as follows:

Year	2012	2013
2013	652	-
2014	548	1,070
2015	398	885
2016	354	847
2017	334	813
2018	279	754
Thereafter	607	2,535
Total minimum lease payments	3,172	6,904
Interest	(848)	(1,935)
Net present value of minimum lease payments	2,324	4,969
Current maturities (Note 18b)	(510)	(648)
Long-term portion (Note 19)	1,814	4,321

13.   ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2012  and 2013  consist of:

	2012	2013
Advances for purchases of property and equipment	775	1,550
Prepaid rental - net of current portion (Note 9)	1,367	1,403
Frequency license - net of current portion (Note 9)	279	619
Long-term trade receivables - net of current portion (Note 7)	294	558
Deferred charges	471	529
Claim for tax refund - net of current portion (Note 32)	-	499
Security deposits	103	73
Restricted cash	217	54
Assets not used in operations - net	0	0
Others	4	9
Total	3,510	5,294

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with rental periods ranging from 1 to 33  years.

Long-term trade receivables are measured at amortized cost using the effective interest rate method payable in installments over 4 years, and arose from providing telecommunication access and services in rural areas (USO) (Note 27).

As of December 31, 2012 and 2013, deferred charges represent deferred Revenue-Sharing Arrangement (“RSA”)  charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2011, 2012  and 2013  amounted to Rp84 billion, Rp87  billion and Rp91  billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

13.   ADVANCES AND OTHER NON-CURRENT ASSETS (continued)

As of December 31, 2012  and 2013, restricted cash represents time deposits with original maturities of more than one year and cash pledged as collateral for bank guarantees for the USO contract (Note 27) and other contracts.

As of December 31, 2012  and 2013, the carrying amount of the Group’s  temporarily idle property and equipment amounted to Rp0.4 billion and Rp nil, respectively.

Refer to Note 35  for details of related party transactions.

14.  INTANGIBLE ASSETS

(i)   The changes in the carrying amount of goodwill, software, license and other intangible assets for the years ended December 31, 2012 and 2013 are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2012	192	2,536	815	236	3,779
Additions	-	431	-	6	437
Acquisition of BDM’s Data Center
(Note 1d)	77	-	-	3	80
Deductions	-	(58)	-	-	(58)
Reclassifications	-	-	(749)	155	(594)
Balance, December 31, 2012	269	2,909	66	400	3,644
Accumulated amortization:
Balance, January 1, 2012	(21)	(1,459)	(339)	(169)	(1,988)
Amortization expense during the year	-	(424)	(6)	(36)	(466)
Deductions	-	58	-	-	58
Reclassifications	-	-	314	(119)	195
Balance, December 31, 2012	(21)	(1,825)	(31)	(324)	(2,201)
Net Book Value	248	1,084	35	76	1,443
Weighted-average amortization period		6.86 years	10.43 years	11.11 years

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

14.  INTANGIBLE ASSETS (continued)

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2013	269	2,909	66	400	3,644
Additions	1	521	1	114	637
Deductions	-	(8)	-	(112)	(120)
Reclassifications/translations	-	10	-	(1)	9
Balance, December 31, 2013	270	3,432	67	401	4,170
Accumulated amortization:
Balance, January 1, 2013	(21)	(1,825)	(31)	(324)	(2,201)
Amortization expense during the year	-	(458)	(6)	(114)	(578)
Deductions	-	8	-	112	120
Reclassifications/translations	-	(3)	-	-	(3)
Balance, December 31, 2013	(21)	(2,278)	(37)	(326)	(2,662)
Net Book Value	249	1,154	30	75	1,508
Weighted-average amortization period		7.51 years	11.30 years	9.78 years

(ii)   Goodwill resulted from sales-purchase transaction of Data Center Business between Sigma and BDM in 2012 (Note 1d), and from the acquisitions  of Ad Medika in 2010 and Sigma in 2008.

(iii)  The estimated annual amortization expense of intangible assets from December 31, 2013  is approximately Rp475 billion. The remaining amortization periods of intangible assets, excluding land rights, range from 1  to 20  years.

(iv)  As of December 31, 2013, the cost of fully amortized intangible assets that are still used in operations amounted to Rp1,321 billion.

15.  TRADE AND OTHER PAYABLES

Trade and other payables as of December 31, 2012  and 2013  consist of:

	2012	2013
Trade payables	7,280	11,600
Other payables	177	388
Total trade and other payables	7,457	11,988

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

15.  TRADE AND OTHER PAYABLES (continued)

Trade payables to related parties and third parties as of December 31, 2012  and 2013  consist of:

	2012	2013
Related parties
Radio frequency usage charges, concession fees and USO charges	607	960
Purchases of equipment, materials and services	414	807
Payables to other telecommunications providers	20	21
Sub-total	1,041	1,788
Third parties
Purchases of equipment, materials and services	6,035	9,756
Payables to other telecommunications providers	204	56
Sub-total	6,239	9,812
Total	7,280	11,600

Trade payables by currency are as follows:

	2012	2013
Rupiah	4,146	8,174
U.S. dollar	3,111	3,373
Others	23	53
Total	7,280	11,600

Refer to Note 35  for details of related party transactions.

16.  ACCRUED EXPENSES

	2012	2013
Operations, maintenance and telecommunications services	2,917	2,504
Salaries and benefits	1,491	1,453
General, administrative and marketing expenses	882	1,126
Interest and bank charges	174	181
Early retirement program (Note 28)	699	-
Total	6,163	5,264

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

16.  ACCRUED EXPENSES (continued)

Accruals for early retirement program arose from the Decision Letter No. PR.206.01/r.02/PD000/COP-B0010000/2012 dated November 1, 2012 of the Human Capital and General Affairs Director on early retirement program which was communicated to the employees on the same date. The Company estimated the accrual on the basis of the number of eligible employees that met the criteria stipulated in the Company’s regulation related to this program. Accrued early retirement benefits as of December 31, 2012 amounting to Rp699 billion were charged to the 2012 consolidated statement of comprehensive income (Note 28).  In 2013, the early retirement program had been completed and the related costs had been fully paid to the eligible employees.

Refer to Note 35  for details of related party transaction.

17.  UNEARNED INCOME

	2012	2013
Prepaid pulse reload vouchers	2,352	3,117
Other telecommunications services	132	46
Others	245	327
Total	2,729	3,490

18.  SHORT-TERM LOANS AND OTHER BORROWINGS

Short-term loans and other borrowings consist of short-term bank loans and current maturities portion of long-term borrowings, as follows:

	2012	2013
Short term bank loans	37	432
Current maturities portion of long-term borrowings	5,621	5,093
Total	5,658	5,525

a.   Short-term bank loans

		2012		2013
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bank CIMB Niaga	Rp	-	20	-	155
Bank UOB (Note 43h)	Rp	-	-	-	130
Bank Danamon	Rp	-	-	-	80
BRI	Rp	-	-	-	50
Others	Rp	-	13	-	17
	US$	0.42	4	-	-
Total			37		432

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

18.  SHORT-TERM LOANS AND OTHER BORROWINGS (continued)

a.   Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2013 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate annum	Security
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp	12	October 18, 2014	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8) and trade receivables (Note 7)
April 29, 2008 [a]	Balebat	Rp	10	October 18, 2014	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8) and trade receivables (Note 7)
March 21, 2013	Infomedia	Rp	38	October 18, 2014	Monthly	10.25%	Trade receivables (Note 7)
March 25, 2013	Infomedia	Rp	38	October 18, 2014	Monthly	10.25%	Trade receivables (Note 7)
March 27, 2013	Infomedia	Rp	24	October 18, 2014	Monthly	10.25%	Trade receivables (Note 7)
April 28, 2013	GSD	Rp	85	August 18, 2014	Monthly	9.75%	Property and equipment (Note 12)
September 30, 2013	GSD	Rp	50	August 18, 2014	Monthly	9.75%	Property and equipment (Note 12)
BRI
March 14, 2013	Infomedia	Rp	50	March 14, 2014	Monthly	10.00%	Trade receivables (Note 7)
Bank Danamon
August 23, 2013	Infomedia	Rp	80	August 23, 2014	Monthly	10.50%	Trade receivables (Note 7)
Bank UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2014	Monthly	10.60%	Trade receivables (Note 7)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purposes.

abased on the latest amendment on October 10, 2012

b.    Current maturities of long-term borrowings

	Notes	2012	2013
Two-step loans	19a	196	213
Bonds and notes	19b	440	276
Bank loans	19c	4,475	3,956
Obligations under finance leases	12c.xiii	510	648
Total		5,621	5,093

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of long-term bank loans, bonds and notes, two-step loans and obligations under finance leases with balances as of December 31, 2012  and 2013  as follows:

	2012	2013
Two-step loans	1,791	1,702
Bonds and notes	3,229	3,073
Bank loans	6,783	5,635
Obligations under finance leases (Note 12c.xiii)	1,814	4,321
Total	13,617	14,731

Scheduled principal payments  as of December 31, 2013 are as follows:

		Year
	Total	2015	2016	2017	2018	Thereafter
Two-step loans	1,702	215	218	220	196	853
Bonds and notes	3,073	1,045	33	-	-	1,995
Bank loans	5,635	2,854	1,040	853	487	401
Obligations under finance leases	4,321	525	535	552	545	2,164
Total	14,731	4,639	1,826	1,625	1,228	5,413

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government which are then re-loaned to the Company. The loans entered into up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2012		2013
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas bank	Yen	9,215	1,031	8,447	979
	Rp	-	574	-	507
	US$	40	382	35	429
Total			1,987		1,915
Current maturities (Note 18b)			(196)		(213)
Long-term portion			1,791		1,702

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	3.10%
	Rp	Semi-annually	Semi-annually	6.79%
	US$	Semi-annually	Semi-annually	4.00%

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.   Two-step loans (continued)

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans are due on various dates through 2024.

Since 2008, the Company had used all facilities under the two-step loans program and the drawdown period for the two-step loans had expired.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.  Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.  Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2013, the Company has complied with the above-mentioned ratios.

Refer to Note 35  for details of related party transactions.

b.   Bonds and notes

		2012		2013
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
Series A	Rp	-	1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
Promissory notes
PT Huawei	US$	46	445	18	213
PT. ZTE Indonesia (“ZTE”)	US$	22	216	11	136
Medium Term Notes (“MTN”)
Finnet	Rp	-	8	-	-
Total			3,669		3,349
Current maturities (Note 18b)			(440)		(276)
Long-term portion			3,229		3,073

1.    Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The funds received from the public offering of bonds net of issuance costs, were used to increase capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12c.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes (continued)

1.     Bonds (continued)

As of December 31, 2013, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1. Debt to equity ratio should not exceed 2:1.

2. EBITDA to finance costs ratio should not be less than 5:1.

3. Debt service coverage is 125%.

As of December 31, 2013, the Company has complied with the above-mentioned ratios.

2.     Promissory notes

Supplier	Currency	Principal (in millions)	Issuance date	Interest payment period	Payment schedule	Interest rate per annum
PT Huawei	US$	300	June 19, 2009	Semi-annually	Semi-annually (January 11, 2014 - June 23, 2016)	6 month LIBOR+2.5%
ZTE	US$	100	August 20, 2009	Semi-annually	Semi-annually (February 11, 2014 - June 15, 2016)	6 month LIBOR+1.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and each of ZTE and PT Huawei, the promissory notes issued by the Company to each of ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

c.   Bank loans

		2012		2013
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
BRI	Rp	-	4,011	-	3,035
Syndication of banks	Rp	-	1,950	-	2,426
BNI	Rp	-	1,201	-	1,305
BCA	Rp	-	1,564	-	858
Bank Mandiri	Rp	-	1,417	-	722
ABN Amro Bank N.V. Stockholm (“AAB Stockholm”) and SCB	US$	68	659	55	673
Bank CIMB Niaga	Rp	-	174	-	365
Japan Bank for International Cooperation (“JBIC”)	US$	30	289	18	219
Bank Bukopin	Rp	-	-	-	31
	US$	-	-	1	12
Bank Ekonomi	Rp	-	41	-	-
	US$	0	3	-	-
Others	Rp	-	-	-	1
Total			11,309		9,647
Unamortized debt issuance cost			(51)		(56)
			11,258		9,591
Current maturities (Note 18b)			(4,475)		(3,956)
Long-term portion			6,783		5,635

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2013  is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
BRI
October 13, 2010[a]	The Company	Rp	3,000	1,000	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	160	Semi-annually (2011-2017)	Quarterly	3 months JIBOR+1.40%	Property and equipment (Note 12)
April 26, 2013	GSD	Rp	141	-	Monthly (2014-2018)	Monthly	10.00%	Propety and equipment (Note 12) and lease agreement
October 30, 2013	GSD	Rp	70	-	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 12), trade receivables (Note 7) and lease agreement
October 30, 2013	GSD	Rp	34	-	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 12), trade receivables (Note 7) and lease agreement
Syndication of banks
July 29, 2008[a]	The Company	Rp	2,400	600	Semi-annually (2010-2013)	Quarterly	3 months JIBOR+1.20%	None
(BNI, BRI and BJB)
June 16, 2009[a]	The Company	Rp	2,700	675	Semi-annually (2011-2014)	Quarterly	3 months JIBOR+2.45%	None
(BNI and BRI)
December 19, 2012	Dayamitra	Rp	2,500	-	Semi annually (2014-2020)	Quarterly	3 months JIBOR + 3.00%	Property and equipment (Note 12) and trade receivables (Note 7)
(BNI, BRI and Bank Mandiri) [k]
BNI
October 13, 2010[a]	The Company	Rp	1,000	286	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011 [a]	PIN	Rp	500	43	Semi-annually (2013-2016)	Quarterly	3 months JIBOR+1.50%	Inventories (Note 8) and trade receivables (Note 7)
November 28, 2012[a]	Metra	Rp	44	4	Annually (2013-2015)	Monthly	10.25%	Property and equipment (Note 12) and trade receivables (Note 7)
March 13, 2013a&h	Sigma	Rp	300	35	Monthly (2013-2015)	Monthly	1 month JIBOR +3.35%	Property and equpment (Note 12) and trade receivables (Note 7)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
March 26, 2013[a]	Metra	Rp	60	15	Quarterly (2013-2016)	Quarterly	10.25%	Property and equpment (Note 12) and trade receivables (Note 7)
May 2, 2013[a]	Sigma	Rp	312	-	Monthly (2015-2021)	Monthly	1 month JIBOR +3.35%	Property and equpment (Note 12) and trade receivables (Note 7)
November 25, 2013[a]	Metra	Rp	90	-	Quarterly (2013-2016)	Monthly	10.25%	Property and equpment (Note 12) and trade receivables (Note 7)
BCA
July 9, 2009b&c and July 5, 2010 b&c	Telkomsel	Rp	4,000	666	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011-2015)	Quarterly	3 months JIBOR+1.25%	None
Bank Mandiri
July 9, 2009b&c and July 5, 2010 b&c	Telkomsel	Rp	5,000	695	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
AAB Stockholm and SCB
December 30, 2009b&d	Telkomsel	US$	0.3	0	Semi-annually (2011-2016)	Semi-annually	6 months LIBOR+0.82%	None
Bank CIMB Niaga
March 21, 2007[f]	GSD	Rp	21	4	Quarterly (2007-2015)	Monthly	9.75%	Property and equipment (Note 12)
July 28, 2009[g]	Balebat	Rp	2	0.6	Monthly (2010-2015)	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8), and trade receivables (Note 7)
May 24, 2010 [g]	Balebat	Rp	1	0.4	Monthly (2010-2015)	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8), and trade receivables (Note 7)
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 12) and lease agreement

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 12) and lease agreement
March 31, 2011	GSD	Rp	12	2	Monthly (2011-2016)	Monthly	9.75%	Property and equipment (Note 12) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 12) and lease agreement
September 9, 2011	GSD	Rp	11	3	Monthly (2011-2015)	Monthly	9.75%	Property and equipment (Note 12) and lease agreement
August 2, 2012[g]	Balebat	Rp	4	1	Monthly (2012-2015)	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8), and trade receivables (Note 7)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 Month JIBOR+3.45%	Property and equipment (Note 12)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 12)
October 10, 2012[g]	Balebat	Rp	1	0.5	Monthly (2012-2015)	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8), and trade receivables (Note 7)
August 26, 2013	Balebat	Rp	3.5	0.2	Monthly (2013-2018)	Monthly	11.00%	Property and equipment (Note 12), inventories (Note 8) and trade receivables (Note 7)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility (in billions)	Current period payment	Payment schedule	Interest payment period	Interest rate per annum	Security
JBIC
March 26, 2010a&e	The Company	US$	0.06	0	Semi-annually (2010-2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None
March 28, 2013a&j	The Company	US$	0.03	-	Semi-annually	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
Bank Bukopin
August 4, 2011[i]	Patrakom	Rp	9	2	Monthly (2012-2015)	Monthly	11.00%	Property and equipment (Note 12) and trade receivables (Note 7)
June28, 2013	Patrakom	Rp	35	1.5	Monthly (2013-2016)	Monthly	11.00%	Property and equipment (Note 12)
December 18, 2012	Patrakom	US$	0.013	0.0003	Monthly (2013-2016)	Monthly	6.50%	Property and equipment (Note 12)
Bank Ekonomi
September 10, 2008a&h	Sigma	Rp	33	15	Monthly (2009-2015)	Monthly	9.00%	Property and equipment (Note 12) and trade receivables (Note 7)
August 7, 2009a&h	Sigma	Rp	35	3	Monthly for some installments (2009-2013)	Monthly	9.00%	Property and equipment (Note 12) and trade receivables (Note 7)
August 7, 2009a&h	Sigma	Rp	20	7	Monthly for some installments (2009-2014)	Monthly	9.00%	Property and equipment (Note 12) and trade receivables (Note 7)
February 23, 2011a&h	Sigma	Rp	30	16	Monthly (2011-2015)	Monthly	9.00%	Property and equipment (Note 12) and trade receivables (Note 7)
February 23, 2011a&h	Sigma	US$	0.002	0.0003	Monthly (2011-2015)	Monthly	6.00%	Property and equipment (Note 12) and trade receivables (Note 7)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans (continued)

The credit facilities obtained by the Group are used for working capital purposes.

a     As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, including maintaining financial ratios. As of December 31, 2013, the Group has complied with all covenants or restrictions.

b     Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2013, Telkomsel has complied with the above covenants.

c     In January 2012, the availability periods of the facilities from BCA and Bank Mandiri expired.

d     Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 38a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”) and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively. The availability period of facility 1, 2 and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium of the unused facility by US$3 million through a cash refund.

e     In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million, respectively.

f      Based on the latest amendment on March 31, 2011

g   Based on the latest amendment in 2013

h   In March 2013, the bank loan was fully repaid by Sigma through refinancing with BNI.

i      In August 2013, the bank loan was rescheduled up to February 2015.

j      In connection with the agreement with NEC Corporation Consortium  and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System Project. The facilities consist of facility A and facility B amounting to US$18.8  million and US$12.5  million, respectively.

20.  NON-CONTROLLING INTERESTS

	2012	2013
Non-controlling interests in net assets of subsidiaries:
Telkomsel	15,218	16,752
Metra	65	89
GSD	31	58
Patrakom	-	2
Total	15,314	16,901

	2012	2013
Non-controlling interests in total comprehensive income of subsidiaries:
Telkomsel	5,532	6,211
Metra	14	22
Patrakom	-	0
GSD	(1)	(6)
Total	5,545	6,227

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

20.   NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of December 31, 2012 and 2013, a non-controlling interest holds 35% ownership interests of Telkomsel (Note 1d) which is considered material to the Company.

The summarized financial information of Telkomsel is provided below. This information is based on amounts before inter-company eliminations.

Summarized statements  of comprehensive income

	2012	2013
Revenue	54,531	60,031
Operating expenses	(33,519)	(36,761)
Other expenses	(22)	(180)
Profit before tax	20,990	23,090
Income tax	(5,264)	(5,748)
Profit for the year from continuing operations	15,726	17,342
Total comprehensive income	15,812	17,746
Attributable to non-controlling interest	5,532	6,211
Dividend paid to non-controlling interest	3,591	4,675

Summarized statements of financial position

	2012	2013
Current assets	13,582	16,603
Non-current assets	49,262	56,642
Current liabilities	(13,039)	(16,406)
Non-current liabilities	(6,324)	(8,971)
Total equity	43,481	47,868
Attributable to:
Equity holders of parent	28,263	31,116
Non-controlling interest	15,218	16,752

Summarized statements of cash flows

	2012	2013
Operating	26,229	29,602
Investing	(13,527)	(14,444)
Financing	(12,191)	(14,789)
Net increase in cash and cash equivalents	511	369

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

21.  CAPITAL STOCK

	2012
Description	Number of shares**	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	0
Series B shares
Government	51,602,353,559	53.90	2,580
The Bank of New York Mellon Corporation*	10,988,441,080	11.48	549
Directors (Note 1b):
Indra Utoyo	27,540	-	0
Honesti Basyir	540	-	0
Priyantono Rudito	540	-	0
Sukardi Silalahi	540	-	0
Public (individually less than 5%)	33,154,520,300	34.62	1,658
Total	95,745,344,100	100.00	4,787
Treasury stock (Note 23)	5,054,652,300	-	253
Total	100,799,996,400	100.00	5,040

	2013
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	0
Series B shares
Government	51,602,353,559	53.14	2,580
The Bank of New York Mellon Corporation*	10,031,129,780	10.33	502
Directors (Note 1b):
Indra Utoyo	27,540	-	0
Honesti Basyir	540	-	0
Priyantono Rudito	540	-	0
Sukardi Silalahi	540	-	0
Public (individually less than 5%)	35,467,341,100	36.53	1,773
Total	97,100,853,600	100.00	4,855
Treasury stock (Note 23)	3,699,142,800	-	185
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the depositary of the registered ADS holders for the Company’s ADSs.

** After stock split (Note 1c).

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 21 dated May 19, 2011 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders agreed on the distribution of cash dividends for 2010 amounting to Rp6,345 billion or Rp64.52 per share (of which Rp526 billion or Rp5.35 per share was distributed as an interim cash dividend in December 2010).

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 14 dated May 11, 2012 of Ashoya Ratam, S.H., MKn., the Company’s stockholders agreed on the distribution of cash dividend and special cash dividend for 2011 amounting to Rp6,031 billion and Rp1,096 billion, respectively. On June 22, 2012 the Company paid the above-mentioned cash dividend and special cash dividend totaling Rp7,127 billion.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

21.  CAPITAL STOCK (continued)

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No.38 dated April 19, 2013 of Ashoya Ratam, S.H.,Mkn. the Company’s stockholders agreed on the distribution of cash dividend and special cash dividend for 2012 amounting to Rp7,068 billion and Rp1,286 billion, respectively. On June 18, 2013, the Company paid the cash dividend and special cash dividend totalling Rp8,354 billion.

22.   ADDITIONAL PAID-IN CAPITAL

	2012	2013
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 23)	-	544
Excess of value over cost of treasury stock for employee stock ownership program (Note 23)	-	228
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	1,073	1,845

23.   TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2012			2013
	Number of shares*	%	Rp	Number of shares	%	Rp
Beginning balance	3,868,299,800	3.84	6,323	5,054,652,300	5.01	8,067
Number of shares acquired	1,186,352,500	1.17	1,744	-	-	-
Transfer to employees stock ownership program	-	-	-	(299,057,000)	(0.29)	(433)
Proceeds from sale of treasury stock	-	-	-	(1,056,452,500)	(1.05)	(1,829)
Ending balance	5,054,652,300	5.01	8,067	3,699,142,800	3.67	5,805

*After stock split (Note 1c)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company's plan for treasury stock phase I, II and III to become (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

23.   TREASURY STOCK (continued)

On May 31, 2013, the Company offered to all its eligible employees and those of its subsidiaries (collectively referred to as the “participants”), the right to purchase a fixed number of its shares at a certain price. The shares have become an entitlement of the employees on the transaction dates and are no longer conditional on the satisfaction of any vesting conditions. Shares which are held by employees through the ESOP have a lock-up period that varies from 0 up to 12 months, depending on the position of the employee.

In the lock-up period, participants may not transfer shares or have shares transactions either through or outside the stock exchange.

Price per share offered was Rp10,714 and each participant received allowance (discount) of Rp5,575 per share. At the closing of this program, the Company had transferred a part of the treasury stock phase III to employees totaling 59,811,400 shares (equivalent to 299,057,000 shares after the stock split) with fair value amounting to Rp661 billion. The excess amounting to Rp228 billion in value of treasury stock transferred over their acquisition cost was recorded as additional paid-in capital (Note 22).

The difference amounting to Rp353 billion between the fair value of the treasury stock and amount paid by the participants is recorded as part of personnel expenses in the 2013 consolidated statement of comprehensive income.

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,409 billion. The excess amounting to Rp544 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (net of related cost to sell the shares) (Note 22).

24.   OTHER RESERVES

Other reserves consist of the translation reserve and fair value reserve. The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations (including equity-accounted investees) amounting to Rp40  billion and Rp160 billion as of December 31, 2012  and 2013, respectively.The amount reclassified to profit or loss for the year ended December 31, 2013 amounted to Rp9 billion.

The fair value reserve consists of the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired amounting to Rp42  billion and Rp38 billion as of December 31, 2012  and 2013, respectively.The amounts reclassified to profit or loss for the years ended December 31, 2011, 2012 and 2013 amounted to Rp7 billion, Rp nil and Rp4 billion, respectively.

25.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp11,043 billion, Rp12,621 billion and Rp14,046 billion by the weighted average number of shares outstanding during the year totaling 97,959,362,720  shares, 96,011,315,505 shares and 96,358,660,797 shares (after stock split) for the years ended December 31, 2011, 2012  and 2013, respectively.

Basic earnings per share amounted to Rp112.73, Rp131.45 and Rp145.77 for the years ended December 31, 2011, 2012  and2013, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2011, 2012  and 2013.

The calculation of basic earning per share in 2011 and 2012 has been retrospectively adjusted in connection with the Company’s stock split and initial application of IAS 19, Employee Benefits (Revised 2011) (Notes  1c and 2aa).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

26.  REVENUES

	2011	2012	2013
Telephone revenues
Cellular
Usage charges	27,189	29,477	30,722
Monthly subscription charges	569	696	730
Features	838	558	686
Connection fee charges	2	-	-
	28,598	30,731	32,138
Fixed lines
Usage charges	8,213	7,323	6,453
Monthly subscription charges	3,004	2,805	2,682
Call center	199	228	324
Installation charges	135	112	12
Others	68	194	230
	11,619	10,662	9,701
Total telephone revenues	40,217	41,393	41,839
Interconnection revenues
Domestic interconnection and transit	2,071	2,618	2,971
International interconnection	1,438	1,655	1,872
Total interconnection revenues	3,509	4,273	4,843
Data, internet and information technology service revenues
Internet, data communication and information technology services	10,548	14,857	18,373
Short Messaging Services (“SMS”)	13,093	12,631	13,134
Voice over Internet Protocol (“VoIP”)	245	81	119
E-business	38	55	83
Total data, internet and information technology service revenues	23,924	27,624	31,709
Network revenues
Leased lines	911	824	861
Satellite transponder lease	390	384	392
Total network revenues	1,301	1,208	1,253
Other telecommunications service revenues
CPE and terminal	739	1,046	1,197
Leases	219	401	661
USO compensation	415	237	508
Directory assistance	349	295	308
Pay TV	259	405	274
Others	306	245	375
Total other telecommunications service revenues	2,287	2,629	3,323
Total revenues	71,238	77,127	82,967

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

27.  SERVICE CONCESSION ARRANGEMENT

The Ministry of Communication and Information (“MoCI”) issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, and Decree No. 05/PER/M.KOMINFO/2/2007 dated February 28, 2007 the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCI which was effective from January 22, 2013. The Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No. 03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.  Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatra, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BPPPTI to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

b.  Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in the 2390 MHz - 2400 MHz bandwidth.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating license to provide local fixed-line services under the USO program.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

27.  SERVICE CONCESSION ARRANGEMENT (continued)

b.  Telkomsel (continued)

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

For the years ended December 31, 2011, 2012  and 2013, the Company and Telkomsel recognized the following amounts:

	2011	2012	2013
Revenues
Construction	112	245	67
Operation of telecommunication service centre	255	353	508
Profits (losses)
Construction	(16)	6	11
Operation of telecommunication service centre	105	83	150

As of December 31, 2013, the Company’s and Telkomsel’s trade receivables from the USO programs which are measured at amortized cost using the effective interest rate method amount to Rp654  billion (Notes 7  and 13).

28.  PERSONNEL EXPENSES

	2011 (Restated)	2012 (Restated)	2013

Salaries and related benefits	3,001	3,257	3,553
Vacation pay, incentives and other benefits	2,814	3,400	3,252
Employees’ income tax	1,043	1,022	1,160
Pension benefit cost (Note 33)	438	831	988
Post-employment health care benefit cost (Note 33)	158	246	382
Housing	197	200	220
Insurance	70	83	92
Other post-employment benefit cost (Note 33)	46	42	41
LSA expense (Note 34)	96	121	19
Other employee benefits cost (Note 33)	24	35	15
Early retirement program (Note 16)	517	699	-
Others	20	24	107
Total	8,424	9,960	9,829

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

29.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

	2011	2012	2013
Operations and maintenance	9,184	9,012	10,667
Radio frequency usage charges (Notes 38c.i and 38c.ii)	2,846	3,002	3,098
Concession fees and USO charges	1,235	1,445	1,595
Electricity, gas and water	836	879	1,063
Cost of phone, set top boxes, SIM and RUIM cards	967	687	752
Cost of IT services	144	222	677
Leased lines and CPE	406	407	440
Vehicles rental and supporting facilities	291	293	439
Insurance	431	671	374
Project management	46	102	138
Travelling expenses	54	57	53
Others	13	19	36
Total	16,453	16,796	19,332

Refer to Note 35  for details of related party transactions.

30.  GENERAL AND ADMINISTRATIVE EXPENSES

	2011	2012	2013
Provision for impairment of receivables (Note 7d)	883	915	1,589
General expenses	326	527	675
Training, education and recruitment	229	259	412
Travelling	256	259	341
Collection expenses	327	341	340
Professional fees	235	187	272
Meetings	86	105	138
Security and screening	97	62	93
Social contribution	290	129	85
Stationery and printing	53	55	73
Others	153	197	137
Total	2,935	3,036	4,155

Refer to Note 35  for details of related party transactions.

31.  INTERCONNECTION EXPENSES

	2011	2012	2013
Domestic interconnection and transit	2,414	3,464	3,720
International interconnection	1,141	1,203	1,207
Total	3,555	4,667	4,927

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.   TAXATION

a.   Prepaid income taxes

	2012	2013
Corporate income taxes - subsidiaries	52	96
Current portion	(52)	(58)
Non-current portion (Note 13)	-	38

b.   Prepaid other taxes

	2012	2013
The Company:
VAT	-	142
Subsidiaries:
Import duties(Note 43)	10	10
VAT	735	751
Article 23 - Withholding tax on services delivery	11	35
Total	756	938
Current portion	(756)	(477)
Non-current portion (Note 13)	-	461

c.   Current income tax liabilities

	2012	2013

The Company:
Article 25 - Installment of corporate income tax	30	53
Article 29 - Corporate income tax	198	165
Subsidiaries:
Article 25 - Installment of corporate income tax	378	440
Article 29 - Corporate income tax	674	284
Total	1,280	942

d.   Other tax liabilities

	2012	2013
The Company:
Article 4 (2) - Final tax	6	11
Article 21 - Individual income tax	21	34
Article 22 - Withholding tax on goods delivery and import	-	5
Article 23 - Withholding tax on services	10	12
Article 26 - Withholding tax on non-resident income	3	1
VAT	374	441
Sub-total	414	504

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.   TAXATION  (continued)

d.   Other tax liabilities(continued)

	2012	2013
Subsidiaries:
Article 4 (2) - Final tax	37	48
Article 21 - Individual income tax	60	82
Article 23 - Withholding tax on services	32	34
Article 26 - Withholding tax on non-resident income	18	16
VAT	3	72
Sub-total	150	252
Total	564	756

e.  The components of income tax expense (benefit) are as follows:

	2011 (Restated)	2012 (Restated)	2013
Current
The Company	777	878	909
Subsidiaries	4,896	5,750	6,086
Sub-total	5,673	6,628	6,995
Deferred
The Company	43	(461)	(113)
Subsidiaries	(279)	(281)	18
Net	(236)	(742)	(95)
Total	5,437	5,886	6,900

f.   Reconciliation of income tax expense

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of comprehensive income is as follows:

	2011 (Restated)	2012 (Restated)	2013
Profit before income tax	20,982	24,027	27,030
Less income subject to final tax	(462)	(913)	(1,780)
	20,520	23,114	25,250
Tax calculated at the Company’s applicable statutory tax rate of 20%	4,104	4,623	5,050
Difference in applicable statutory tax rate for subsidiaries	906	1,050	1,213
Non-deductible expenses	329	392	567
Final income tax expense	63	52	93
Realization on sale of long-term investment	-	-	(100)
Others	35	(231)	77
Net income tax expense	5,437	5,886	6,900

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.  TAXATION (continued)

f.   Reconciliation of income tax expense (continued)

The computations of the income tax expense for the years ended December 31, 2011, 2012  and 2013  are as follows:

	2011 (Restated)	2012 (Restated)	2013
Estimated taxable income of the Company	3,568	4,209	4,241
Corporate income tax:
The Company	714	842	848
Subsidiaries	4,896	5,750	6,086
Final tax expense - the Company	63	36	61
Total income tax expense - current	5,673	6,628	6,995
Income tax (benefit) expense - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Accrued early retirement benefits	-	(140)	140
Valuation of long-term investment	-	-	70
Provision for impairment of receivables and trade receivables written off	(47)	58	(170)
Finance leases	(6)	31	(73)
Depreciation and gain on sale of property and equipment	36	(348)	(38)
Net periodic post-employment benefits costs	20	(94)	(18)
Deferred installation fee	21	31	(16)
Accrued expenses and provisions for obsolescence	(4)	8	(5)
Amortization of intangible assets, land rights and others	(4)	(7)	(3)
Payments of deferred consideration for business combinations	27	-	-
The Company - net	43	(461)	(113)
Telkomsel
Charges from leasing transactions	-	23	98
Amortization of license	-	(5)	19
Accounts receivable - Government	(17)	(14)	6
Depreciation of property and equipment	(238)	(156)	(95)
Provision for employee benefits	(38)	(49)	(44)
Provision for impairment of receivables and trade receivables written off	(14)	(53)	(4)
Telkomsel - net	(307)	(254)	(20)
Subsidiaries - others - net	28	(27)	38
Net income tax benefit - deferred	(236)	(742)	(95)
Income tax expense - net	5,437	5,886	6,900

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.   TAXATION (continued)

f.   Reconciliation of income tax expense (continued)

Tax Law No. 36/2008, which is further regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose shares of stock are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for purposes of calculating income tax expense and liabilities for the financial reporting periods ended December 31, 2011, 2012  and 2013, the Company has reduced the applicable tax rate by 5%.

The Company applied a tax rate of 20% for the fiscal years 2011, 2012 and 2013. The subsidiaries applied a tax rate of 25% for the fiscal years 2011, 2012 and 2013.

The Company will submit the above corporate income tax computation in its income tax returns (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2013  that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2012  agreed with what was reported in the Annual SPT.

g.   Tax assessments

(i)     The Company

The Directorate General of Tax (“DGT”) assessed the Company for Value Added Tax, withholding income taxes and corporate income tax for fiscal year 2011. The tax audit  for the fiscal year 2008 has been completed  with the issuance of Tax Assessment Letter (SKP) No. SPHP-2/WPJ.19/KP.03/2014 regarding notice of workup with no correction for Income Tax Article  21/22/23/26 and 4 (2).

In November 2013, the Company received SKPKBs No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of Value Added Tax (VAT) for the periods January - September and November 2007 of Rp142 billion.  In January 2014, the Company filed an objection to the Tax Authorities regarding the underpayment of VAT. As of the issuance date of the consolidated financial statements, the Tax Authorities have not yet issued their decision on the objection.

(ii)   Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s appeal on its 2002 withholding tax amounting to Rp115 billion. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. In November 2012,  Telkomsel received a favorable verdict from the SC which accepted Telkomsel’s contra-appeal.

On April 21, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (STP) for the underpayment of December 2008 Income Tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.   TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel (continued)

On August 10, 2010 the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s appeal on its 2004 and 2005 VAT totaling Rp215 billion. In September 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In May and June 2012, Telkomsel received the refund of penalty of 2010 Income Tax Article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In August 2012, the Tax Authorities accepted Telkomsel’s objection and refunded the whole claim for 2008 underpayment of VAT amounting to Rp232 billion (including penalty of Rp81.9 billion).

On March 12, 2012, Telkomsel received assessment letters as a result of a  tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax and underpaid VAT amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the VAT (including penalty of Rp6.3 billion). The accepted portion was charged to the 2012 consolidated statement of comprehensive income. On April 5, 2012, Telkomsel received a refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of the underpayment of VAT. On May 24, 2012, Telkomsel filed  an objection to the Tax Authorities for the underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities  rejected Telkomsel’s objection. Subsequently, on July  29, 2013, Telkomsel filed an appeal to the Tax Court. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

In December 2013, the Tax Court accepted Telkomsel’s appeal on 2006 VAT and withholding taxes totaling Rp116 billion. The amount which was previously presented as part of prepaid other taxes is reclassified to advances and other non-current assets.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.   TAXATION (continued)

h.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	January 1, 2012 (Restated)	(Charged) credited to the consolidated statements of comprehensive income	Recognized in other comprehensive income	Realized to equity	December 31, 2012 (Restated)
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit cost	623	3	225	-	851
Provision for impairment of receivables	334	(58)	-	-	276
Provision for employee benefits	82	91	-	-	173
Provision for early retirement expense	-	140	-	-	140
Deferred connection fee	85	(31)	-	-	54
Accrued expenses and provision for inventory obsolescence	30	(8)	-	-	22
Total deferred tax assets	1,154	137	225	-	1,516
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(1,929)	348	-	-	(1,581)
Finance leases	(33)	(31)	-	-	(64)
Land rights, intangible assets and others	(21)	7	-	-	(14)
Total deferred tax liabilities	(1,983)	324	-	-	(1,659)
Net deferred tax liabilities	(829)	461	225	-	(143)
Telkomsel
Deferred tax assets:
Provision for employee benefits	277	49	(29)	-	297
Provision for impairment of receivables	64	53	-	-	117
Recognition of interest under USO arrangements	(8)	14	-	-	6
Total deferred tax assets	333	116	(29)	-	420
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(2,519)	156	-	-	(2,363)
Finance leases	-	(23)	-	-	(23)
License amortization	(48)	5	-	-	(43)
Total deferred tax liabilities	(2,567)	138	-	-	(2,429)
Net deferred tax liabilities of Telkomsel	(2,234)	254	(29)	-	(2,009)
Net deferred tax liabilities of the other subsidiaries	(96)	(4)	0	-	(100)
Total deferred tax liabilities	(3,159)	711	196	-	(2,252)
Net deferred tax assets of other subsidiaries	75	31	1	(5)	102

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.  TAXATION (continued)

h.    Deferred tax assets and liabilities (continued)

	January 1, 2013 (Restated)	(Charged) credited to the consolidated statement of comprehensive income	Recognized in other comprehensive income	Acquisition/ divestment of subsidiary	December 31, 2013
The Company
Deferred tax assets:
Provision for impairment of receivables	276	170	-	-	446
Net periodic pension and other post-employment benefit cost	851	48	(558)	-	341
Provision for employee benefits	173	(30)	-	-	143
Deferred connection fee	54	16	-	-	70
Accrued expenses and provision for inventory obsolescence	22	5	-	-	27
Finance leases	(64)	73	-	-	9
Provision for early retirement expense	140	(140)	-	-	-
Total deferred tax assets	1,452	142	(558)	-	1,036
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(1,581)	38	-	-	(1.543)
Valuation of Long-term Investment	-	(70)	-	-	(70)
Land rights, intangible assets and others	(14)	3	-	-	(11)
Total deferred tax liabilities	(1,595)	(29)	-	-	(1,624)
Net deferred tax liabilities	(143)	113	(558)	-	(588)
Telkomsel
Deferred tax assets:
Provision for employee benefits	297	44	(134)	-	207
Provision for impairment of receivables	117	4	-	-	121
Recognition of interest under USO arrangements	6	(6)	-	-	-
Total deferred tax assets	420	42	(134)	-	328
Deferred tax liabilities:
Difference between accounting and tax property and equipment net book value	(2,363)	95	-	-	(2,268)
Finance leases	(23)	(98)	-	-	(121)
License amortization	(43)	(19)	-	-	(62)
Total deferred tax liabilities	(2,429)	(22)	-		(2,451)
Net deferred tax liabilities of Telkomsel	(2,009)	20	(134)	-	(2,123)
Net deferred tax liabilities of the other subsidiaries	(100)	(88)	(4)	(5)	(197)
Total deferred tax liabilities	(2,252)	45	(696)	(5)	(2,908)
Net deferred tax assets of other subsidiaries	102	50	(5)	(80)	67

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

32.  TAXATION (continued)

h.   Deferred tax assets and liabilities (continued)

As of December 31, 2012  and 2013, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp20,317 billion and Rp24,252 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can  be reduced if actual future taxable income is lower than estimates.

i.     Administration

From 2008 to 2012, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of historical data, for the year 2013, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, this period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from  the time the tax became due.

The Ministry  of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry  of Finance of the Republic Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited and reported the VAT,  PPnBM and income tax article 22 in accordance with the Regulation.

No tax audit has been conducted for fiscal years 2003, 2005, 2006, 2007, 2009 and 2010 on the Company. Tax audits have been completed for all other fiscal years, except for fiscal year 2011.

The Company received a certificate of tax audit exemption from the DGT for fiscal years 2007, 2008, 2009, 2010 and 2012 which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The detail of pension and other post-employment benefit liabilities is as follows:

	Notes	2012 (Restated)	2013
Prepaid pension benefit cost
The Company	33a.i.a	-	949
Pension benefit and other post-employment benefit obligations
Pension
The Company
Funded	33a.i.a	1,027	-
Unfunded	33a.i.b	2,437	2,201
Telkomsel	33a.ii	806	460
Total pension		4,270	2,661
Post-employment health care benefit	33b	3,249	993
Other post-employment benefit	33c	508	450
Obligation under the Labor Law	33d	157	154
Total		8,184	4,258

The net benefit expense recognized in the consolidated statements of comprehensive income is as follows:

	Notes	2011 (Restated)	2012 (Restated)	2013
Pension
The Company	33a.i.a,33a.i.b	333	659	809
Telkomsel	33a.ii	105	172	178
Infomedia		0	0	1
Total pension	28	438	831	988
Post-employment health care benefit	28,33b	158	246	382
Other post-employment benefit	28,33c	46	42	41
Obligation under the Labor Law	28,33d	24	35	15
Total		666	1,154	1,426

The amounts recognized in OCI  are as follows:

	Notes	2011 (Restated)	2012 (Restated)	2013
Defined benefit plan actuarial (gain) losses
Pension
The Company - net of asset ceiling limitation	33a.i.a,33a.i.b	892	1,100	(2,718)
Telkomsel	33a.ii	260	(103)	(524)
Post-employment health care benefit	33b	1,028	1,742	(2,336)
Other post-employment benefit	33c	40	32	(72)
Obligation under the Labor Law	33d	21	(8)	(50)
Sub-total		2,241	2,763	(5,700)
Deferred tax effect at the applicable tax rates	32h	(302)	(197)	701
Defined benefit plan actuarial (gain) losses, net of tax		1,939	2,566	(4,999)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.     Pension benefit cost

i.    The Company

a.     Funded pension plan

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2011, 2012  and 2013  amounted to Rp187  billion, Rp186  billion and Rp182 billion, respectively.

The following table presents the change in projected pension benefit obligations, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statements of financial position as of December 31, 2012 and 2013, for its defined benefit pension plan:

	2012 (Restated)	2013
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	16,188	19,249
Charged to profit or loss
Service costs	372	450
Interest costs	1,151	1,183
Pension plan participants’ contributions	44	44
Actuarial (gains) losses recognized in OCI	2,123	(5,387)
Expected pension benefits paid	(629)	(656)
Projected pension benefit obligations at end of year	19,249	14,883
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	16,597	18,222
Interest income	1,189	1,125
Return on plan assets (excluding amount included in net interest expense)	895	(2,039)
Employer’s contributions	186	182
Pension plan participants’ contributions	44	44
Expected pension benefits paid	(629)	(656)
Administrative expenses paid	(60)	(75)
Fair value of pension plan assets at end of year	18,222	16,803
Funded status	(1,027)	1,920
Unrecoverable surplus (effect of asset ceiling)	-	(971)
Prepaid (provision for) pension benefit cost	(1,027)	949

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit cost (continued)

i.    The Company (continued)

a.     Funded pension plan (continued)

As of December 31, 2012 and 2013, plan assets consisted of:

	2012		2013
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	2,367	-	1,149	-
Equity instruments
Finance	986	-	884	-
Consumer goods	577	-	634	-
Infrastructure, utilities and transportation	585	-	625	-
Basic industry and chemical	405	-	421	-
Miscellaneous industry	413	-	373	-
Trading, service and investment	306	-	288	-
Construction, property and real estate	257	-	226	-
Mining	318	-	159	-
Agriculture	128	-	82	-
Equity-based mutual fund	1,156	-	1,080	-
Fixed income instruments
Government bonds	6,335	582	6,354	495
Corporate bonds	-	3,136	-	3,516
Mutual funds	123	-	-	-
Non-public equity:
Direct placement	-	119	-	121
Limited mutual funds participation unit for share-based securities	-	60	-	-
Property	-	119	-	106
Others	-	250	-	290
Total	13,956	4,266	12,275	4,528

Pension plan assets also include Series B shares issued by the Company with fair values totaling Rp223  billion and Rp336  billion, representing 1.23% and 2.00% of total plan assets as of December 31,  2012  and 2013, respectively, and bonds issued by the Company with fair value totaling Rp159  billion and Rp151  billion representing 0.87% and 0.90% of total assets as of December 31, 2012  and 2013, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,024  billion and (Rp989  billion)  for the years ended December 31, 2012 and 2013, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company expects no contribution to the  plan in 2014.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit cost (continued)

i.    The Company (continued)

a.     Funded pension plan (continued)

The movements of the prepaid pension benefit costs during the years ended December 31, 2012  and 2013  are as follows:

	2012 (Restated)	2013
Prepaid pension benefit cost at beginning of year	409	(1,027)
Net periodic pension benefit cost	(394)	(583)
Actuarial gains (losses) recognized via the OCI	(2,123)	5,387
Asset ceiling recognized via the OCI	-	(971)
Return on plan assets (excluding amount included in net interest expense)	895	(2,039)
Employer’s contributions	186	182
Prepaid (provision for) pension benefit cost at end of year	(1,027)	949

The components of net periodic pension benefit cost are as follows:

	2011 (Restated)	2012 (Restated)	2013
Service costs	307	372	450
Plan administration cost	57	60	75
Net interest cost	(312)	(38)	58
Net periodic pension benefit cost	52	394	583
Amount charged to subsidiaries under contractual agreements	(2)	(12)	(21)
Net periodic pension benefit cost - net	50	382	562

Amounts recognized in OCI  are as follows:

	2011 (Restated)	2012 (Restated)	2013
Actuarial (gains) losses recognized during the year	3,391	2,123	(5,387)
Asset ceiling limitation	(2,252)	-	971
Return on plan assets (excluding amount included in net interest expense)	(491)	(895)	2,039
Net	648	1,228	(2,377)

The actuarial valuation for the defined benefit pension plan and the other post-employment benefits was performed based on the measurement date as of December 31, 2011, 2012 and 2013 (Notes  33a.i.b and 33c), with reports dated March 7, 2012, February 28, 2013 and February 28, 2014, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Discount rate	7.25%	6.25%	9,00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	1999	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit cost (continued)

i.    The Company (continued)

b.    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp5 billion and Rp6 billion for the years ended December 31, 2012 and 2013, respectively.

The Company also provides additional unfunded defined benefits (known as “Manfaat Pensiun Sekaligus” (“MPS”)) to its employees with permanent status prior to June 1, 2002 and employees reaching retirement age, upon death or upon being disabled starting from February 1, 2009. The pension benefits formula is determined based on the period in which the employee obtained the permanent status (before or after April 20, 1992).

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

The following table presents the changes in projected pension benefits obligation of MPS and MPP for the years ended December 31, 2012  and 2013:

	2012 (Restated)	2013
Changes in projected pension benefit obligation
Unfunded projected pension benefit obligation at beginning of year	2,440	2,437
Periodic pension benefit cost	277	247
Actuarial gains recognized in OCI	(128)	(341)
Benefits paid by employer	(152)	(142)
Unfunded projected pension benefit obligation at end of year	2,437	2,201

Amounts recognized in OCI amounted to Rp244 billion,  (Rp128 billion) and (Rp341 billion) for the years ended December 31, 2011, 2012 and 2013, respectively.

The components of periodic pension benefit cost are as follows:

	2011 (Restated)	2012 (Restated)	2013
Service costs	89	104	97
Net interest costs	194	173	150
Total	283	277	247

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit cost (continued)

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

Telkomsel's contributions to Jiwasraya amounted to Rp42  billion and Rp nil for the years ended December 31, 2012 and 2013, respectively.

The following table presents the change in the projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position for defined benefit pension plan:

	2012 (Restated)	2013
Changes in projected pension benefit obligations
Projected benefits obligation at beginning of year	1,237	1,472
Charged to profit or loss
Service costs	120	130
Net interest cost	83	88
Actuarial (gains) losses recognized in OCI	37	(789)
Expected benefits paid	(5)	(2)
Projected pension benefit obligations at end of year	1,472	899
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	458	666
Interest income in profit or loss	31	40
Return on plan assets (excluding amount included in net interest expense) in OCI	140	(265)
Employer’s contributions	42	0
Expected benefits paid	(5)	(2)
Fair value of plan assets at end of year	666	439
Funded status	(806)	(460)
Provision for pension benefit cost	(806)	(460)

Movements of the pension benefit cost provisions during the years ended December 31, 2012  and 2013:

	2012 (Restated)	2013
Pension benefit cost provisions at beginning of year	(779)	(806)
Periodic pension benefit cost	(172)	(178)
Actuarial gains (losses) recognized via the OCI	(37)	789
Return on plan assets (excluding amount included in net interest expense)	140	(265)
Employer contributions	42	0
Pension benefit costs provisions at end of year	(806)	(460)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit cost (continued)

ii.    Telkomsel (continued)

The components of the periodic pension benefit cost are as follows:

	2011 (Restated)	2012 (Restated)	2013
Service costs	67	120	130
Net interest cost	38	52	48
Total	105	172	178

Amounts  recognized in OCI  are as follows:

	2011 (Restated)	2012 (Restated)	2013
Actuarial (gains) losses recognized during the year	452	37	(789)
Return on plan assets (excluding amount included in net interest expense)	(192)	(140)	265
Net	260	(103)	(524)

The periodic pension cost for the pension plan was calculated based on actuarial  measurement date as of December 31, 2011, 2012  and 2013, with reports dated February 24, 2012, February 12, 2013  and February 20, 2014, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2011, 2012  and 2013, are as follows:

	2011	2012	2013
Discount rate	6.75%	6.00%	9.00%
Rate of compensation increases	8.00%	6.50%	6.50%
Indonesian mortality table	1999	2011	2011

b.   Post-employment  health care benefit provisions

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post-employment health care benefit plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution amounted to Rp18  billion and Rp17 billion for the years ended December 31, 2012 and 2013, respectively.

The following table presents the changes in the projected post-employment health care benefit obligation, change in plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statements of financial position as of December 31, 2012  and 2013.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.   Post-employment  health care benefit provisions (continued)

	2012 (Restated)	2013
Changes in projected post-employment health care benefit provisions
Projected post-employment health care benefit obligations at beginning of year	10,547	13,162
Service costs	56	70
Interest costs	755	813
Actuarial (gains) losses	2,074	(3,099)
Expected post-employment health care benefits paid	(270)	(293)
Projected post-employment health care benefit provisions at end of year	13,162	10,653
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	8,986	9,913
Interest income	653	620
Return on plan assets (excluding amount included in net interest expense)	332	(763)
Employer’s contributions	300	302
Expected post-employment health care benefits paid	(270)	(293)
Administrative expenses paid	(88)	(119)
Fair value of plan assets at end of year	9,913	9,660
Funded status	(3,249)	(993)
Provision for pension benefit cost	(3,249)	(993)

As of December 31, 2012 and 2013, plan assets consisted of:

	2012		2013
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	1,062	-	355	-
Listed shares:
Manufacturing and consumer	247	-	400	-
Finance industry	180	-	263	-
Infrastructure and telecommunication	81	-	166	-
Construction	52	-	154	-
Wholesale	89	-	139	-
Mining	68	-	63	-
Other industries:
Agriculture	22	-	25	-
Biotech and Pharma Industry	-	-	3	-
Services	10	-	42	-
Others	5	-	15	-
Equity-based mutual funds	1,672	-	1,683	-
Fixed income-based securities:		-		-
Fixed income mutual funds	6,298	-	6,219	-
Unlisted shares:
Private placement	-	48	-	83
Limited mutual funds participation unit for share-based securities	-	60	-	-
Others	-	19	-	50
Total	9,786	127	9,527	133

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.   Post-employment  health care benefit provisions (continued)

Yakes plan assets also include Series B shares issued by the Company with fair value totaling Rp35  billion and Rp120  billion representing 0.35%  and 1.25% of total assets as of December 31, 2012 and 2013,  respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp896  billion and (Rp261 billion)  for the years ended December 31, 2012 and 2013, respectively. The Company expects to contribute Rp226  billion to its post-employment health care plan during 2014.

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2011, 2012  and 2013  are as follows:

	2011 (Restated)	2012 (Restated)	2013
Service costs	43	56	70
Plan administration cost	62	88	119
Net interest cost	53	102	193
Net periodic post-employment health care benefit cost	158	246	382
Amounts charged to subsidiaries under contractual agreements	(0)	(1)	(2)
Net periodic post-employment health care benefit cost	158	245	380

Amounts recognized in OCI  are as follows:

	2011 (Restated)	2012 (Restated)	2013
Actuarial (gains) losses recognized during the year	1,208	2,074	(3,099)
Return on plan assets (excluding amount included in net interest expense)	(180)	(332)	763
Total	1,028	1,742	(2,336)

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2011, 2012  and 2013, with reports dated March 7, 2012, February 28, 2013 and February 28, 2014, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Discount rate	7.25%	6.25%	9.00%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2012	2013	2014
Indonesian mortality table	1999	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment  health care benefit provisions (continued)

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2012  and 2013, are as follows:

	2012 (Restated)	2013
Changes in projected post-employment health care benefit obligation
Defined benefit liability at end of prior fiscal year	1,561	3,249
Net periodic pension cost	246	382
Employer contributions	(300)	(302)
Actuarial (gains) losses recognized via the OCI	2,074	(3,099)
Return on plan assets (excluding amount included in net interest expense)	(332)	763
Post-employment health care benefit provisions	3,249	993

c.   Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The changes in the projected other post-employment benefit obligation for the years ended December 31, 2012 and 2013 are as follows:

	2012 (Restated)	2013
Changes in projected other post-employment benefit obligation
Unfunded projected benefits obligation at beginning of year	462	508
Charged to profit or loss
Service costs	10	11
Net interest cost	32	30
Actuarial (gains) losses recognized in OCI	32	(72)
Benefits paid by employer	(28)	(27)
Unfunded projected benefits obligation at end of year	508	450

Amounts recognized in OCI amounted to Rp40 billion,  Rp32 billion and (Rp72 billion) for the years ended December 31, 2011, 2012 and 2013, respectively.

The components of the projected  other post-employment benefit cost for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (Restated)	2012 (Restated)	2013
Service costs	9	10	11
Net interest cost	37	32	30
Total	46	42	41

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

d.   Obligation under the Labor Law provisions

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized as of December 31, 2012  and 2013  amounted to Rp157  billion and Rp154 billion, respectively. The related employee benefits cost charged to expense amounted to Rp24 billion,  Rp35  billion and Rp15 billion for the years ended December 31, 2011, 2012 and 2013, respectively. The actuarial losses (gains) recognized in OCI  amounted to Rp21  billion, (Rp8  billion) and (Rp50 billion)  for the years  ended December 31, 2011, 2012 and 2013, respectively.

Maturity Profile of Defined Benefit Obligation (“DBO”)

Weighted Average duration of DBO for the Company and Telkomsel are 19.96 years and 15.14 years, respectively. The timing of benefits payments for 2013 is as follows (in millions of rupiah):

	Expected Benefits Payment
Time Period	Funded	Unfunded	Telkomsel	Post-employment health care	Other post- employment benefits
Within next 10 years	13,077	3,207	206	4,670	691
Within 10-20 years	18,562	587	2,340	6,405	197
Within 20-30 years	16,588	26	6,021	6,659	53
Within 30-40 years	9,775	0	6,550	5,337	4
Within 40-50 years	3,188	-	-	2,832	-
Within 50-60 years	465	-	-	430	-
Within 60-70 years	24	-	-	2	-
Within 70-80 years	0	-	-	0	-

Sensitivity Analysis

0.5% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	0.5% Increase	0.5% Decrease	0.5% Increase	0.5% Decrease
Funded	(722)	786	113	(123)
Unfunded	(47)	48	27	(29)
Telkomsel	(83)	94	55	(51)
Post-employment health care	(679)	753	1,720	(1,413)
Other post-employment benefits	(10)	11	-	-

The sensitivity analyses have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s end of the year DBO. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and  the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

34.  LSA

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp347 billion and Rp336 billion as of December 31, 2012 and 2013, respectively.  The related benefit costs charged to expense amounted to Rp96 billion, Rp121 billion and Rp19 billion for the years  ended December 31, 2011, 2012 and 2013, respectively (Note 28).

35.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Group entered into transactions with related parties. It is the Company’s policy that the pricings of these transactions be the same as those of arm’s length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
The Government Ministry of Finance	Majority stockholder	Finance costs and investment in financial instruments
Government Agencies	Entity under common control	Network revenues and operating expenses
MoCI	Entity under common control	Concession fees, radio frequency usage charge, USO charges and telecommunication service revenue
State-owned enterprises	Entity under common control	Operating expenses, purchase of property and equipment, construction and installation services, insurance expense, finance income, finance costs, investment in financial instruments
Indosat	Entity under common control

Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost, leased lines revenue, satellite transponders usage revenues, usage of data communication network system expenses and lease revenues

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
CSM	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
Patrakom*)	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses
PSN	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
Indonusa**)	Associated company	Leased line revenues, telecommunication services revenue, data telecommunication expense

      *) Patrakom became a subsidiary on September 25, 2013 (Note 3).

        **) On October 8, 2013, the Company sold its 80% ownership in Indonusa (Notes 3 and 11).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

35.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships with related parties	Nature of transactions/accounts
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property and equipment
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Insurance for property and equipment
PT Jaminan Sosial Tenaga Kerja (“Jamsostek”)	Entity under common control	Insurance for employees
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Electricity expenses
PT Pos Indonesia	Entity under common control	Cost of SIM cards
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Finance income and finance costs
BRI	Entity under common control	Finance income and finance costs
Bank Jabar	Entity under common control	Finance income and finance costs
BTN	Entity under common control	Finance income and finance costs
BSM	Entity under common control	Finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant influence

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of materials and construction services, utilites of maintenance and cleaning services and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under significant influence	Leases of buildings, leases of vehicles, purchases of materials and construction services, utilities maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under significant influence	Leases of vehicle, printing and distribution of customer bills, collection fee and other services fee, distribution of SIM cards and pulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Leased lines revenues, purchase of property and equipment, installation expense and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under common control	Medical expenses

b.   Transactions with related parties

The following are significant transactions with related parties:

	2011		2012		2013
	Amount	% of total revenues	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Entity under common control
Indosat	857	1.20	1,033	1.34	1,053	1.27
Government agencies	415	0.58	237	0.31	508	0.61
Lintasarta	93	0.13	85	0.11	64	0.08
Sub-total	1,365	1.91	1,355	1.76	1,625	1.96

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

The following are significant transactions with related parties: (continued)

	2011		2012		2013
	Amount	% of total revenues	Amount	% of total revenues	Amount	% of total revenues
REVENUES (continued)
Entity under significant influence
Kisel	2,347	3.29	2,351	3.05	2,751	3.32
Gratika	-	-	3	0.00	342	0.41
Sub-total	2,347	3.29	2,354	3.05	3,093	3.73
Associated companies
Indonusa	-	-	-	-	45	0.05
CSM	57	0.08	47	0.06	31	0.04
Patrakom	67	0.09	80	0.10	-	-
Sub-total	124	0.17	127	0.16	76	0.09
Others	30	0.04	27	0.04	99	0.12
Total	3,866	5.41	3,863	5.01	4,893	5.90

	2011 (Restated)		2012 (Restated)		2013
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entity under common control
Government agencies	4,165	8.42	6,539	12.57	4,606	8.07
Indosat	814	1.65	1,004	1.93	1,008	1.77
PLN	1,243	2.51	660	1.27	651	1.14
Jasindo	401	0.81	370	0.71	333	0.58
Yakes	121	0.24	150	0.29	159	0.28
PT Pos Indonesia	54	0.11	51	0.10	64	0.11
Jamsostek	33	0.07	36	0.07	39	0.07
Sub-total	6,831	13.81	8,810	16.94	6,860	12.02
Entity under significant influence
Kisel	745	1.51	825	1.59	743	1.30
Kopegtel	956	1.93	817	1.57	692	1.21
SPM	91	0.18	25	0.05	118	0.21
Sub-total	1,792	3.62	1,667	3.21	1,553	2.72
Associated companies
PSN	170	0.34	165	0.32	187	0.33
CSM	107	0.22	100	0.19	63	0.11
Patrakom	77	0.16	73	0.14	-	-
Sub-total	354	0.72	338	0.65	250	0.44
Others (each below Rp30 billion)	47	0.10	36	0.07	80	0.14
Total	9,024	18.25	10,851	20.87	8,743	15.32

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

The following are significant transactions with related parties: (continued)

	2011		2012		2013
	Amount	% of total finance income	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
The Government	74	11.94	13	2.18	13	1.56
Entity under common control
State-owned banks	320	51.61	366	61.41	530	63.40
Others	-	-	-	-	7	0.84
Total	394	63.55	379	63.59	550	65.80

	2011		2012		2013
	Amount	% of total finance costs	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
The Government	169	10.17	82	3.99	84	5.59
Entity under common control
State-owned banks	621	37.36	424	20.63	518	34.44
Others	-	-	-	-	4	0.27
Total	790	47.53	506	24.62	606	40.30

	2012		2013
	Amount	% of total fixed assets purchased	Amount	% of total fixed assets purchased
PURCHASE OF PROPERTY AND EQUIPMENT (Note 12)
Entity under common control
State-owned enterprises	98	0.57	126	0.51
Entity under significant influence
Kopegtel	237	1.37	223	0.90
Others (each below Rp30 billion)	47	0.27	59	0.24
Total	382	2.21	408	1.65

Presented below are balances of accounts with related parties:

	2012		2013
	Amount	% of total assets	Amount	% of total assets
a. Cash and cash equivalents (Note 5)	9,170	8.32	11,985	9.37
b. Other current financial assets (Note 6)	1,908	1.73	1,246	0.97

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

Presented below are balances of accounts with related parties: (continued)

	2012		2013
	Amount	% of total assets	Amount	% of total assets
c. Trade receivables (Note 7)	1,384	1.26	1,678	1.31
d. d. Advances and prepaid expenses (Note 9)
Entity under common control
MoCI	2,588	2.35	2,349	1.84
Others (each below Rp30 billion)	18	0.02	82	0.06
Total	2,606	2.37	2,431	1.90
e. e. Advances and other non-current assets (Note 13)
Entities under common control
BNI	-	-	52	0.04
Others	14	0.01	11	0.01
Associated Company Indonusa	-	-	297	0.23
Total	14	0.01	360	0.28

	2012		2013
	Amount	% of total liabilities	Amount	% of total liabilities
f. Trade payables (Note 15)
Entities under common control
MoCI	609	1.25	960	1.88
INTI	197	0.40	115	0.22
Yakes	39	0.08	43	0.08
Indosat	31	0.06	17	0.03
State-owned enterprises	3	0.01	1	0.00
Sub-total	879	1.80	1,136	2.21
Entity under significant influence
Kopegtel	115	0.24	82	0.16
Others (each below Rp30 billion)	47	0.10	570	1.11
Total	1,041	2.14	1,788	3.48
g. Accrued expenses (Note 16)
Majority stockholder
The Government	17	0.03	17	0.04
Entity under common control
State-owned banks	72	0.15	53	0.10
Total	89	0.18	70	0.14
h. Advances from customers and suppliers
Majority stockholder
The Government	64	0.13	19	0.04
i. Short-term bank loans (Note 18)
Entity under common control
BRI	-	-	50	0.09
BSM	5	0.01	14	0.03
BRI Syariah	-	-	3	0.01
Total	5	0.01	67	0.13

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

Presented below are balances of accounts with related parties: (continued)

	2012		2013
	Amount	% of total liabilities	Amount	% of total liabilities
j. Two-step loans (Note 19a)
Majority stockholder
The Government	1,987	4.07	1,915	3.74
k. MTN (Note 19b)
Entity under common control
Bahana	8	0.02	-	-
l. Long-term bank loans (Note 19c)
Entity under common control
BRI	4,630	9.48	4,043	7.91
BNI	2,349	4.81	2,351	4.60
Bank Mandiri	1,417	2.90	1,069	2.09
Bank Jabar	175	0.36	-	-
Total	8,571	17.55	7,463	14.60

c.   Significant agreements with related parties

i.   The Government

The Company obtained two-step loans from the Government (Note 19a).

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

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already takes into account the compensation for its billing and collection. The agreement is valid and effective starting on January to December 2012, and can be applied until a new agreement becomes available.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

35.  RELATED PARTY TRANSACTIONS (continued)

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

The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii. Others

The Company has entered into agreements with associated companies, namely CSM, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels and leased lines.

Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. As of the issuance date of the consolidated financial statements, the extension is still in process.

Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Boards of Commissioners and key management personnel remuneration

Boards of Commissioners and key management personnel consist of the Boards of Commissioners and Directors of the Group.

The Group provides honorarium and facilities to support the oversight and governance duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2011		2012		2013
	Amount	% of total expense	Amount	% of total expense	Amount	% of total expense
Board of Directors	181	0.36%	252	0.49%	354	0.62%
Board of Commissioners	57	0.11%	61	0.12%	106	0.19%

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

36.  SEGMENT INFORMATION

In 2012, management decided to change the way it manages the Group's business portfolios from a product-based approach to a customer-centric approach, as part of the Group’s strategy to provide a one-stop solution to its customers. This resulted in a change in the Group’s organizational structure to accommodate decision making and performance assessment based on a customer – centric approach. Consequently, the segment financial information presented to the Group’s Chief Operational Decision Maker was amended facilitate decision making on the new segments. The segment information for the year ended December 31, 2011 has been restated to conform with the presentation of segment information for the year ended December 31, 2012.

The Group has four main operating segments, namely personal, home, corporate and others. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured on the basis of Indonesian Financial Accounting Standards which differ significantly from IFRS primarily in the accounting for land rights and employee benefits.

However, the financing activities and income taxes are not separately monitored and are not allocated to operating segments.

Segment revenues and expenses include transactions between operating segments and are accounted at prices that Management believes represent market prices.

	2011
	Corporate	Home	Personal	Others	Total before Elimination	Elimination	Total Consolidated	IFRS Reconciliation (Restated)	IFRS Balance (Restated)
Segment results
Revenues
External revenues	14,279	8,171	48,733	70	71,253	-	71,253	(15)	71,238
Inter-segment revenues	5,289	1,888	2,180	350	9,707	(9,707)	-	-	-
Total segment revenues	19,568	10,059	50,913	420	80,960	(9,707)	71,253	(15)	71,238
Expenses
External expenses	(12,362)	(6,408)	(29,999)	(526)	(49,295)	-	(49,295)	91	(49,204)
Inter-segment expenses	(3,297)	(1,914)	(4,680)	184	(9,707)	9,707	-	-	-
Total segment expenses	(15,659)	(8,322)	(34,679)	(342)	(59,002)	9,707	(49,295)	91	(49,204)
Segment results	3,909	1,737	16,234	78	21,958	-	21,958	76	22,034
Other information
Segment assets	26,842	16,893	62,368	390	106,493	(4,465)	102,028	(688)	101,340
Assets held for sale	-	-	791	-	791	-	791	-	791
Long-term investments	214	-	21	-	235	-	235	-	235
Total consolidated assets	27,056	16,893	63,180	390	107,519	(4,465)	103,054	(688)	102,366
Capital expenditures	(4,390)	(1,529)	(8,684)	(45)	(14,648)	-	(14,648)	94	(14,554)
Depreciation and amortization	(1,890)	(1,389)	(11,007)	(14)	(14,300)	-	(14,300)	40	(14,260)
Impairment of assets	-	-	(563)	-	(563)	-	(563)	-	(563)
Provision for impairment of receivables	(255)	(454)	(174)	-	(883)	-	(883)	-	(883)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

36.  SEGMENT INFORMATION (continued)

	2012
	Corporate	Home	Personal	Others	Total before Elimination	Elimination	Total Consolidated	IFRS Reconciliation (Restated)	IFRS Balance (Restated)
Segment results
Revenues
External revenues	15,579	7,360	54,087	117	77,143	-	77,143	(16)	77,127
Inter-segment revenues	6,468	2,223	2,188	648	11,527	(11,527)	-	-	-
Total segment revenues	22,047	9,583	56,275	765	88,670	(11,527)	77,143	(16)	77,127
Expenses
External expenses	(13,961)	(5,646)	(31,169)	(669)	(51,445)	-	(51,445)	(185)	(51,630)
Inter-segment expenses	(4,015)	(2,293)	(5,203)	(16)	(11,527)	11,527	-	-	-
Total segment expenses	(17,976)	(7,939)	(36,372)	(685)	(62,972)	11,527	(51,445)	(185)	(51,630)
Segment results	4,071	1,644	19,903	80	25,698	-	25,698	(201)	25,497
Other information
Segment assets	30,458	17,780	67,216	611	116,065	(4,971)	111,094	(1,158)	109,936
Long-term investments	254	-	21	-	275	-	275	-	275
Total consolidated assets	30,712	17,780	67,237	611	116,340	(4,971)	111,369	(1,158)	110,211
Capital expenditures	(4,375)	(2,083)	(10,664)	(150)	(17,272)	-	(17,272)	-	(17,272)
Depreciation and amortization	(2,079)	(1,168)	(10,940)	(22)	(14,209)	-	(14,209)	(18)	(14,227)
Impairment of assets	-	-	(247)	-	(247)	-	(247)	-	(247)
Provision for impairment of receivables	(92)	(505)	(318)	-	(915)	-	(915)	-	(915)

	2013
	Corporate	Home	Personal	Others	Total before Elimination	Elimination	Total Consolidated	IFRS Reconciliation	IFRS Balance
Segment results
Revenues
External revenues	17,041	6,669	59,028	229	82,967	-	82,967	-	82,967
Inter-segment revenues	8,549	2,794	2,358	909	14,610	(14,610)	-	-	-
Total segment revenues	25,590	9,463	61,386	1,138	97,577	(14,610)	82,967	-	82,967
Expenses
External expenses	(15,211)	(5,939)	(32,991)	(980)	(55,121)	-	(55,121)	(119)	(55,240)
Inter-segment expenses	(5,164)	(2,946)	(6,472)	(28)	(14,610)	14,610	-	-	-
Total segment expenses	(20,375)	(8,885)	(39,463)	(1,008)	(69,731)	14,610	(55,121)	(119)	(55,240)
Segment results	5,215	578	21,923	130	27,846	-	27,846	(119)	27,727
Other information
Segment assets	39,718	18,992	75,604	1,571	135,885	(8,343)	127,542	(155)	127,387
Asset held-for-sale	-	-	105	-	105	-	105	-	105
Long-term investments	182	101	21	-	304	-	304	-	304
Total consolidated assets	39,900	19,093	75,730	1,571	136,294	(8,343)	127,951	(155)	127,796
Capital expenditures	(6,237)	(2,340)	(15,662)	(659)	(24,898)	-	(24,898)	-	(24,898)
Depreciation and amortization	(2,423)	(1,487)	(11,234)	(40)	(15,184)	-	(15,184)	(25)	(15,209)
Impairment of assets	-	-	(596)	-	(596)	-	(596)	-	(596)
Provision for impairment of receivables	(994)	(390)	(202)	(3)	(1,589)	-	(1,589)	-	(1,589)

The Group predominantly generates revenue and profit within Indonesia. Revenue with respect to international interconnections and assets held by geographical location are disclosed in Note 26 and Note 1, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

37.  RSA

The Company has entered into separate agreements with several investors under RSA to develop fixed lines, public card-phone booths, data and internet network, and related supporting telecommunications facilities.

As of December 31, 2013, the Company has 4 RSA’s with 4 investors. The RSA’s are located in East Java, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 129 to 148  months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities and the Company manages and operates the telecommunications facilities upon the completion of the constructions. Repairs and maintenance costs during RSA period are borne jointly by the Company and investors. The investors legally retain the rights to the property and equipment constructed by them during the RSA periods. At the end of the RSA period, the investors transfer the ownership of the telecommunication facilities to the Company at a nominal price.

Generally, the revenues earned in the form of line installation charges, outgoing telephone pulses and monthly subscription charges are shared between the Company and investors based on certain agreed amount and/or ratio.

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2013, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in rupiah
Rupiah	-	10,404
U.S. dollar	660	8,043
JPY	58	7
Euro	0.3	5
SGD	0.2	2
Total		18,461

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)   The Company

Contracting parties	Initial date of agreement	Nature of transaction
The Company and Sansaine Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV
The Company and PT ZTE Indonesia	September 4, 2009	Procurement and installation agreement for modernization of MSAN Softswitch Divre VI and Divre VII
The Company and PT ZTE Indonesia	October 6, 2010	Procurement and installation agreement for Gigabit Capable Passive Optical Network (G-PON)
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for copper wire access modernization through Trade In/Trade Off method
The Company and PT Lintas Teknologi Indonesia	June 8, 2011	Procurement and installation agreement for DWDM Alcatel Lucent (ALU)
The Company and G-Pas Consortium	June 14, 2011	Procurement and installation agreement for Outside Plant Fiber Optic (OSP-FO) Access and RMJ GPAS
The Company and Mandiri Maju Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access & RMJ
The Company and PT QDC Technologies	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and TEKKEN-DMT Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and DJAFa Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and PT Telekomindo Primakarya	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and PT Nasio Karya Pratama	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and Jembo Kabel-Tridayasa Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and Pancamas Consortium	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and PT Ardhinusa Mitratel	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and PT Karya Mitra Nugraha	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and PT Merbau Prima Sakti	June 14, 2011	Procurement and installation agreement for OSP-FO Access and RMJ
The Company and PT Huawei Tech Investment	October 11, 2011	Procurement and installation agreement for IMS (IP-Multimedia System)
The Company and PT Bina Nusantara Perkasa	December 9, 2011	Procurement and installation agreement for “Sistem Komunikasi Kabel Laut” (“SKKL”) Sumatera-Bangka (SBCS) and SKKL Tarakan-Tanjung Selor (TSCS)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)   The Company (continued)

Contracting parties	Initial date of agreement	Nature of transaction
The Company and PT Multipolar Technology	December 29, 2011	Procurement and installation agreement for Telkom Cache System
The Company and PT Huawei Tech Investment	January 5, 2012	Procurement and installation agreement for ISP WDM SBCS JASUKA
The Company and PT Ericsson Indonesia-PT Infracell Nusatama	February 8, 2012	Procurement and installation agreement for IMS
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for copper wire access modernization through Trade In/Trade Off method
The Company and PT Sisindokom Lintasbuana	July 4, 2012	Procurement and installation agreement for managed WIFI for Program of Indonesia WIFI Package-1
The Company and PT Ketrosden Triasmitra - PT Nautic Maritime Salvage	August 30, 2012	Procurement and installation agreement for SKKL Luwuk-Tutuyan Cable System (LTCS)
The Company and Furukawa and Partners Consortium	November 14, 2012	Procurement and installation of Outside Plant Fiber To The Home (OSP FTTH) DIVA Regional V and VII
The Company and INTI-Huawei Consortium	November 14, 2012	Procurement and installation of OSP FTTH DIVA Regional III, IV and VI
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement for OSP FTTH DIVA Regional II
The Company and PT Mastersystem Infotama	December 5, 2012	Procurement and installation agreement for IP Backbone (IPBB) System
The Company and Binainfo Lokatara Consortium	December 7, 2012	Procurement and installation agreement for Wireless Access Gateway (WAG), Policy and Charging Enforcement Function (PCEF) and Policy and Chargingrule Function (PCRF) Platform Ericsson
The Company and PT Huawei Tech Investment	December 20, 2012	Procurement and installation agreement for WAG, PCEF and PCRF Huawei
The Company and PT Infra Karya Pratama	December 28, 2012	Procurement and installation agreement for managed WIFI for Program of Indonesia WIFI Package-2
The Company and ASN - PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and PT Sisindokom Lintasbuana	May 8, 2013	Procurement and installation agreement for expansion of PE-VPN CISCO
The Company and NEC Corp - PT NEC Indonesia Consortium	May 28, 2013	Procurement and installation of SMPCS package-2
The Company and PT Huawei Tech Investment	June 3, 2013	Procurement and installation agreement for expansion of Metro Ethernet Platform Huawei
The Company and PT Datacomm Diangraha	June 26, 2013	Procurement and installation agreement for expansion of Maintenance Support (MS) Service for Metro Ethernet Platform ALU
The Company and PT NEC Indonesia	July 8, 2013	Procurement and installation agreement for expansion of PE-Speedy and redirector
The Company and PT Lintas Teknologi Indonesia	July 22, 2013	Procurement and installation agreement for expansion of DWDN platform ALU
The Company and NEC Corporation	October 2, 2013	Procurement and installation agreement for expansion of Ring Capacity of Surabaya-Ujung Pandang-Banjarmasin Backbone

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Nature of transaction
The Company and PT ZTE Indonesia	October 2, 2013	Procurement and installation agreement of OLT and ONT
The Company and PT Wahana Ciptasinatria	November 7, 2013	Procurement and installation agreement for Policy Control Equipment and Enforcement Function (PCEF)
The Company and PT Cisco Technologies Indonesia	November 14, 2013	The partnership for procurement and installation agreement of WIFI CISCO
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for IP Radio Equipment for Backhaul Node-B Telkomsel Package-2 Platform Huawei
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for 10 Gigabyte of Capable Passive Optical Network (XGPON) Platform Huawei
The Company and PT ASB-PT ALU Indonesia-PT GBN-PT Lintas Consortium	December 6, 2013	Procurement and installation agreement for XGPON Platform ALU

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Nature of transaction
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Datacraft Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, PT Nokia Siemens Networks and NSN Oy	January 27, 2011	Soft HLR Rollout agreement
Telkomsel and PT Nokia Siemens Networks	January 27, 2011	Soft HLR Technical Support Agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout agreement Operation Support System (“OSS”)
Telkomsel, Apple South Asia Pte. Ltd. and PT Mitra Telekomunikasi Selular (“MTS”)	July 16, 2012	Purchasing of iPhone products and provision of cellular network service

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)   Telkomsel (continued)

Contracting parties	Initial date of agreement	Nature of transaction
Telkomsel and Huawei International Pte. Ltd. and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support agreement
Telkomsel and PT Ericsson Indonesia	March 25, 2013	Technical Support Agreement (TSA) for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex agreement
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

(iii)  GSD

Contracting parties	Initial date of agreement	Nature of transaction
TLT and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Tower Building development project
TLT and PT Indalex	February 11, 2013	Procurement agreement for the Facade construction phase I unitized system Tower I and Tower II of Telkom Landmark Tower Building
GSD and PT Pembangunan Perumahan (Persero)	March 5, 2013	Development of Telkomsel’s building agreement
TLT and PT Jaya Kencana	May 14, 2013	Procurement and installation agreement for electrical construction of Telkom Landmark Tower Building

(iii)  DMT

Contracting parties	Initial date of agreement	Nature of transaction
DMT and PT M Jusuf & Sons	December 20, 2012	Telecommunication tower development agreement

(iii)  TII

Contracting parties	Initial date of agreement	Nature of transaction
TL and Digicel (TL) LDA (Digicel)	August 28, 2012	Trading tower location agreement
TL, Ericsson AB and PT Ericsson Indonesia	November 2, 2012	Operational Supporting System (OSS), Base Sub Station (BSS) and Value Added System (VAS) System Rollout and Radio Access Network (RAN) and Core System Rollout agreement
TL, Ericsson AB and PT Ericsson Indonesia	February 1, 2013	Management service agreement for end-to-end mobile network
TL and PT Cascadiant Indonesia	December 31, 2012 December 31, 2012 November 20, 2013	Installation and maintenance service agreement Purchase of equipment phase I agreement Purchase of equipment phase II agreement

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

 b.   Borrowings and other credit facilities

(i)     As of December 31, 2013, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2014	Rp	-	209
			US$	0	1
BNI	250	March 31, 2014	Rp	-	100
			US$	0	2
Bank Mandiri	150	December 23, 2014	Rp	-	45

Total	750				357

(ii)      Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2014. Under these facilities, as of December 31, 2013, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.7 million) for a 3G performance bond (Note 38c.i). The bank guarantee is valid until March 24, 2014.

Telkomsel has a Rp200 billion bank guarantee facility with BRI. The facility will expire on September 25, 2014. Under the facility, as of December 31, 2013, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.6 million) as a 3G performance bond (Note 38c.i) valid until May 31, 2014 and Rp111 billion (equivalent to US$9.1 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2014.

Telkomsel also has a Rp100 billion bank guarantee with BNI. The bank guarantee is valid until December 11, 2014. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO Program amounting to Rp92.653 billion.

(iii)   TII has a US$15 million bank guarantee from Bank Mandiri. The facility expires on December 19, 2014. Under this facility, as of December 31, 2013, TII has issued a bank guarantee of Rp9 billion (equivalent to US$0.76 million) for mobile spectrum license performance bond in Timor Leste.

c.   Others

(i)     3G license

With reference to the Decision Letters  No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 Year 2013  of the MoCI, Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first year and second year annual frequency usage fees in 2010 and 2011, respectively.

Based on  Decision Letters No. 495 dated August 29, 2012 and No. 491 dated August 29, 2012, the MoCI determined that the third year (Y3), 2012, annual frequency usage fees of the Company and Telkomsel were Rp174 billion and Rp1,718 billion, respectively. The fees were paid in December 2012.

Based on Decision Letters No. 881 dated September 10, 2013 and No. 884 dated September 10, 2013, the MoCI determined that the fourth year (Y4), 2013, annual frequency usage fees of the Company and Telkomsel were Rp213 billion and Rp1,649 billion, respectively. The fees were paid in December 2013.

(iii)   Apple, Inc

On July 16, 2012, Telkomsel entered into an agreement with Apple South Asia Pte Ltd (“Apple”) for the purchase of iPhone products and provision of cellular network services in Indonesia. Based on the agreement:

•       Telkomsel may authorize Authorized Purchaser (“AP”) to place PO under the agreement provided that a contract of Adherence is signed between Apple, Telkomsel and AP binding such AP to the terms and conditions of the agreement. If any of the AP fails to pay an invoice from Apple or Apple’s affiliate as required by the agreement, after receipt of Apple’s notice, Telkomsel should pay the sums due and the unpaid amount.

•       Telkomsel shall order and take delivery or cause its AP to order and take delivery of at least 500,000 iPhone units up to June 2015.

Effective on August 17, 2012, Telkomsel appointed PT Mitra Telekomunikasi Selular (“MTS”), third party, as the AP. In accordance with the agreement with MTS, issuance of PO by MTS is subject to Telkomsel’s approval and required to be covered by a bank guarantee.

(iv)    Future Minimum Lease Payments under Operating Lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2014 and 2023.

Future minimum lease payments under the operating lease agreements as of December 31, 2013 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	14,037	1,845	6,365	5,827
As lessor	4,571	1,025	2,596	950

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

39.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendants in various legal actions in connection  with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has recognized provision for losses amounting to Rp49 billion as of December 31, 2013.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court, on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of cases  by operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, there has not been any notification on the case from the court.

b.     The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property on Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013,  the Company filed an appeal to the Makassar High Court, objecting to the District Court’s  ruling. In December 2013, the Makassar High Court pronounced its verdict that is favorable to  the plaintiffs  and the Company filed an appeal to the SC. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

40.  FINANCIAL RISK MANAGEMENT

1.   Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

a.   Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s  exposures  to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group  are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	2012		2013
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.51	0.00	0.48	0.00
Financial liabilities	(0.61)	(9.25)	(0.48)	(8.47)
Net exposure	(0.10)	(9.25)	0.00	(8.47)

Sensitivity analysis

A strengthening of the U.S. dollar  and Japanese yen, as indicated below, against the rupiah at December 31, 2013 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2013
U.S. dollar (1% strengthening)	0
Japanese yen (5% strengthening)	(48)

A weakening of the U.S. dollar  and Japanese yen  against the rupiah at December 31, 2013 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial risk management (continued)

b.   Market price risk (continued)

The performance of the Group’s  available-for-sale investments is  monitored periodically, together with a regular assessment of their relevance to the Group’s  long-term strategic plans.

As of December 31, 2013, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.    Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group  to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2012	2013
Fixed rate borrowings	(7,025)	(9,591)
Variable rate borrowings	(12,250)	(10,665)

Sensitivity analysis for variable rate borrowings

At December 31, 2013, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp27 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2012	2013
Cash and cash equivalents	13,118	14,696
Other current financial assets	4,338	6,872
Trade and other receivables	5,409	6,421
Long-term investments	21	21
Advances and other non-current assets	614	685
Total	23,500	28,695

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

d.   Credit risk (continued)

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not have any major concentration of risk whereas no customer receivable balances  exceed 2% of trade receivables as of December 31, 2013.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet  the Group’s  financial obligations. The Group continuously performs  an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratio,  against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	Carrying amount	Contractual cash flows	2014	2015	2016	2017	2018 and thereafter
Trade and other payables	11,988	(11,988)	(11,988)	-	-	-	-
Accrued expenses	5,264	(5,264)	(5,264)	-	-	-	-
Loans and other borrowings
Bank loans	10,023	(11,618)	(5,028)	(3,264)	(1,248)	(980)	(1,098)
Obligations under finance leases	4,969	(6,904)	(1,070)	(885)	(847)	(813)	(3,289)
Two-step loans	1,915	(2,308)	(292)	(285)	(278)	(271)	(1,182)
Bonds and notes	3,349	(4,817)	(582)	(1,311)	(215)	(203)	(2,506)
Total	37,508	(42,899)	(24,224)	(5,745)	(2,588)	(2,267)	(8,075)

The difference between the carrying amount and the contractual cash flows is interest value.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

2.   Fair value of financial assets and financial liabilities

a.   Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)     The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, dividend payable, accrued expenses, advances from customers and suppliers and short-term bank loans) are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)    Available-for-sale financial assets primarily consist of shares, mutual funds and corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iii)   The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities  of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.      Fair values presented do not take into consideration the effect of future currency fluctuations.

b.    Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.   Classification and fair value

The following table  presents the carrying value and estimated fair values of the Group's financial assets and liabilities based on their classifications:

	2012		2013
	Carrying value	Fair value	Carrying value	Fair value
Current financial assets
Available-for-sale - Other current financial assets	310	310	272	272
Fair value through profit or loss - Other current financial assets	-	-	297	297
Total	310	310	569	569
Non-current financial liabilities
Financial liabilities measured at amortized cost
Loans and other borrowings
Obligations under finance lease	2,324	2,324	4,969	4,969
Two-step loans	1,987	2,075	1,915	1,921
Bonds and notes	3,669	4,022	3,349	3,490
Long-term bank loans	11,258	11,346	9,591	9,474
Total	19,238	19,767	19,824	19,854

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

2.   Fair value of financial assets and financial liabilities (continued)

c.    Fair value hierarchy

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

		Fair value measurement at reporting date using
	Fair value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
2012
Financial assets measured at fair value
Available-for-sale securities	310	52	210	48
Financial liabilities for which fair values are disclosed (Note 40.2b)
Loans and other borrowings
Obligations under finance lease	2,324	-	-	2,324
Two-step loans	2,075	-	-	2,075
Bonds and notes	4,022	3,355	-	667
Long-term bank loans	11,346	-	-	11,346
Total	19,767	3,355	-	16,412
2013
Financial assets measured at fair value
Available-for-sale	272	48	224	-
Fair value through profit or loss	297	-	-	297
Total	569	48	224	297
Financial liabilities for which fair values are disclosed (Note 40.2b)
Loans and other borrowings
Obligations under finance lease	4,969	-	-	4,969
Two-step loans	1,921	-	-	1,921
Bonds and notes	3,490	3,141	-	349
Long-term bank loans	9,474	-	-	9,474
Total	19,854	3,141	-	16,713

Available-for-sale financial assets primarily consist of shares, mutual funds and corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations (Note 3). Since the fair value is not observable and valuation technique is used to determine the fair value , this financial asset is classified as level 3.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

2.   Fair value of financial assets and financial liabilities (continued)

c.    Fair value hierarchy (continued)

Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in corporate and Government bonds and Put Option requires significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds. The fair value of Put Option is determined using binomial tree model.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2012 and 2013 are as follows:

	2012	2013
Balance at January 1	64	48
Purchase	8	-
Put Option	-	289
Included in consolidated statements of comprehensive income:
Realized loss - recognized in profit or loss	(1)	-
Unrealized loss - recognized in other comprehensive income	(2)	8
Redemption	(21)	(48)
Balance at December 31	48	297

3.     Offsetting financial assets and financial liabilities

The following represent the recognized financial instruments that are offset:

	2012		2013
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Gross amounts	1,436	(913)	1,477	(684)
The amounts that have right of set-off	(781)	781	(597)	597
Net amounts presented in the consolidated statements of financial position (Notes 7 and 15)	655	(132)	880	(87)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

41.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2012 (Restated)		2013
	Amount	Portion	Amount	Portion
Short-term debts	37	0.06%	432	0.54%
Long-term debts	19,238	29.45%	19,824	24.78%
Total debts	19,275	29.51%	20,256	25.32%
Equity attributable to owners	46,055	70.49%	59,753	74.68%
Total	65,330	100.00%	80,009	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with that of its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratio is  comparable or better than that  of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2012  and 2013  is as follows:

	2012 (Restated)	2013
Total interest bearing debts	19,275	20,256
Less cash and cash equivalents	(13,118)	(14,696)
Net debt	6,157	5,560
Total equity attributable to owners	46,055	59,753
Net debt-to-equity ratio	13.37%	9.30%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. During the years  ended December 31, 2012 and 2013, the Group complied with the externally imposed capital requirements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

42.  SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing activities for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Acquisitions of property and equipment credited to:
Trade payables	4,900	4,627	6,412
Obligations under finance leases	79	2,588	3,201
Non-monetary exchange	1,226	1,686	268
Acquisition of data center business	-	150	-
Reclassification of property and equipment to asset held for sale	791	-	105

43.  SUBSEQUENT EVENTS

a.     On January 10, 2014, Sigma entered into short-term and long-term working capital facility agreements involving Rp25 billion and Rp322 billion, respectively, for the development of data center located in Sentul.

b.    On January 15, 2014, PT Graha Telkom Sigma (“GTS”) and PT Granary Reka Cipta signed an agreement for the development of utilization, and the development and processing of assets that belong to GTS located in Baturiti, Tabanan Bali. The cooperation is carried out under a revenue-sharing agreement for 10 years.

c.     On January 20, 2014, the Company filed an objection to the Tax Underpayment Assessment for VAT for the year 2007 that was received by the Company in November 2013 (Note 32).

d.    On January 22, 2014, Telkomsel received a formal verdict from the Tax Court concerning Telkomsel’s claim for tax refund for import duties. Based on its verdict, the Tax Court accepted portion of the claim amounting to Rp8.5 billion (Note 32). As of the issuance date of the consolidated financial statements, Telkomsel has not received the refund.

e.     On January 23, 2014, the Company established a subsidiary,  PT Infrastruktur Telekomunikasi Indonesia (Telkom Infratel), whose establishment was legalized based on the Ministry of Law and Human Rights (MoLHR) Decision Letter No. AHU-03196.AH.01.01. Year 2014.

f.     On January 29, 2014, the MoCI issued Decision Letter No. 42 Year 2014, granting Telkomsel the license to provide:

a.     Mobile telecommunication services with radio frequency bandwidth in the 900 MHz and 1800 MHz bands;

b.    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

c.     Basic telecommunication services.

The license replaced Decision Letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006.

g.    On January 30, 2014, the Indonesian Telecommunication Regulatory Body of Telkomsel, in its letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014, decided to implement new interconnection tariffs effective from February 2014 until December 2016, subject to evaluation on an annual basis.

h.     On February 20, 2014, Infomedia made a drawdown from the credit facility from Bank UOB amounting to Rp70 billion (Note 18a).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

44.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The accounting standards and interpretations that are issued, but not yet effective for the year ended December 31, 2013  and which have not been applied in preparing these consolidated financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Effective for annual periods beginning on or after January 1, 2014

•         IAS 32, Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s consolidated financial position or performance.

•         IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on the classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

•         Amendments  to IAS 36, Impairment of Assets on Recoverable Amount Disclosures

These  amendments  address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group does not expect that these  amendments  will have material financial impact in future financial statements.

•         IFRS Interpretations Committee (“IFRIC”) Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

44.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2014  (continued)

•         IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The Group has not novated any  derivatives during the current period. However, these amendments would be considered for future novations.

Effective for annual periods beginning on or after July 1, 2014

•         Amendments to IAS 19 - Defined Benefit Plans: Employee Contribution

This amends  the requirement of the contributions from employees or third parties that are linked to service. If contributions are not linked to service, they will affect remeasurements of the net defined benefit liability (asset). If contributions are linked to service and independent of the number of years of service, an entity is permitted to recognize such contributions as reduction in the service cost in the period in which the related service is rendered. If contributions are linked and dependent of the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method for the gross benefits (i.e.,  either using the plan’s contribution formula or on straight-line basis). Based on preliminary analyses, no material impact is expected on the consolidated financial position and performance of the Group.

•         Amendments to IAS 24 - Key Management Personnel

These amendments introduce additional criteria for the entity that can be classified as related party to the reporting entity. The additional criteria provides  that an  entity is related to the reporting entity if that entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity. These amendments also introduce additional disclosure requirements related to that new related party criterion. These amendments are not expected to impact the Group’s consolidated financial position or performance.

•         Amendments to IFRS 2 - Definition of Vesting Condition

These amendments modify the definitions of “market condition” and “vesting conditions” and add the definitions of “performance condition” and “service condition”. Based on preliminary analyses, these amendments are not expected to impact the Group’s consolidated financial position or performance.

•         Amendments  to IAS 16, Property Plant Equipment

These amendments clarify that when an item of property, plant and equipment is revalued, the carrying amount of the asset is adjusted to the revalued amount. The restatement of the accumulated depreciation is not always proportionate to the change in the gross carrying amount but is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated depreciation at the date of the revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account accumulated impairment losses. These amendments are not expected to impact the Group’s consolidated financial position or performance.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013
and for the years ended December 31, 2011 (Restated), 2012 (Restated) and 2013
(Figures in tables are presented in billions of rupiah, unless otherwise stated)

Tabel of Content

44.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after July 1, 2014  (continued)

•         Amendmends to IAS 38, Intangible Assets

These amendments clarify that when an item of intangible asset is revalued, the carrying amount of the asset is adjusted to the revalued amount. The restatement of the accumulated amortization is not always proportionate to the change in the gross carrying amount but is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset. The accumulated amortization at the date of the revaluation is adjusted to equal the difference between the gross carrying amount and the carrying amount of the asset after taking into account accumulated impairment losses. These amendments are not expected to impact the Group’s consolidated financial position or performance.

•         Amendment to IAS 40, Investment Property

The amendment clarifies  the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. The Group does not expect that this amendment will have material financial impact in future financial statements.

•         Amendments  to IFRS 8, Operating Segment

These amendments require an entity to disclose information about the judgments made by management in applying the aggregation criteria of operating segments as a complement of the disclosure required. The amendments also require an entity to provide a reconciliation of the total of the reportable segments’ assets to the entity’s assets if the entity reports a measure of total assets and liabilities for each reportable segment. Based on preliminary analyses, no material impact is expected on the consolidated financial position and performance of the Group.

•         Amendments  to IFRS 3 - Accounting for Contingent Consideration in a Business Combination and Scope Exception for Joint Ventures

These amendments require that the acquirer shall classify an obligation to pay contingent consideration that meets the definition of a financial instrument as a financial liability or as equity on the basis of the definitions of an equity instrument and a financial liability in IAS 32, Financial Instruments: Presentation. The amendments also clarify that IFRS 3 does not apply to the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. These amendments are not expected to impact the Group’s consolidated financial position or performance.

•         Amendment to IFRS 13 - Portfolio Exception

An entity that manages the group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risks is permitted to apply an exception for measuring at fair value. The amendment clarifies that the exception applies only to financial assets, financial liabilities and other contracts within the scope of IAS 39, Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments. The amendment is not expected to impact the Group’s consolidated financial position or performance.