Form 20-F
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2015-04-02
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

Form 20-F

*	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
*	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
*	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Series A Dwiwarna Share, par value 50 Rupiah per share		1
Series B Shares, par value 50 Rupiah per share		100,799,996,399

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

Date April 2, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Chief of Financial Officer

2014 Annual Report On Form 20-F

Table of Content

PART I

PART II

PART III

Table of Content

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

4G/LTE

A fourth generation super fast internet network technology based on Internet Protocol (IP) that makes the process of data transfer much faster and stable.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares.

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

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

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

Table of Content

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

DCS

Digital Communication System, a mobile cellular system using GSM technology operating in the 1.8 GHz frequency band.

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

Table of Content

E1

The backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 data rate is 2,048 Mbps (full duplex), which is divided into 32 timeslots.

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

FTTH

Fiber To The Home is the implementation of fiber optic network that reaches up to customer point or known as customer premise.

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

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that brings optical fiber cabling and signals all or most of the way to end users.

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

IPO

Initial Public Offering, the first sale of stock by a company to the public.

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

Table of Content

KSO

Kerjasama Operasi, a form of joint operation agreement that includes build, operate and transfer that arrangement formerly used by Telkom, in which the consortium partners to invest and operate facilities owned by Telkom in regional divisions. The consortium partners are owned by international operators and national private companies or Telkom.

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

MSAN

Multi Service Access Node, represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

NGN

Next Generation Network, a general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, quality of service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packets are transmitted on the internet. NGNs are commonly built around the Internet Protocol.

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

Table of Content

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

SME

Small and Medium Enterprise.

SMS

Short Message  Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

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

WiMAX

Worldwide Interoperability for Microwave Access, a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.

Table of Content

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

Our consolidated financial statements as of December 31, 2013  (Restated) and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On December 31, 2014, the financial statements of ten  of our subsidiaries were consolidated into the Consolidated Financial Statements for 2014. The ten  companies are PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65.0% stake), PT Dayamitra Telekomunikasi (“Dayamitra”, a wholly-owned subsidiary), PT Multimedia Nusantara (“Metra”, a wholly-owned subsidiary), PT Telekomunikasi Indonesia International (“TII”, a wholly-owned subsidiary), PT PINS  Indonesia  (“PINS”, previously PT Pramindo Ikat Nusantara, a wholly-owned subsidiary), PT Graha Sarana Duta (“GSD”, in which we own a 99.99% stake), PT Telkom Akses (“Telkom Akses”, a wholly-owned subsidiary), PT Patra Telekomunikasi Indonesia (“Patrakom”, a wholly-owned subsidiary), PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”, a wholly-owned subsidiary) and PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60% stake). See Note 1d to our Consolidated Financial Statements.

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into US Dollars at specified rates. Unless otherwise indicated, US Dollars equivalent information for amounts in Indonesian Rupiah are converted at the Reuters Rate for December 31, 2014 at 04.00PM Jakarta time, which was Rp12,385 to US$1.00. The exchange rate of Indonesian Rupiah for US Dollars on March 25, 2015 was Rp12,932 to US$1.00 based on the middle exchange which is calculated based on the Bank Indonesia buying and selling rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or US Dollar amounts shown herein could have been or could be converted into US Dollar or Indonesian Rupiah, as the case may be, at any particular rate or at all. See Item 3 “Key Information – Selected Financial Data – Exchange Controls” for further information regarding rates of exchange between the Indonesian Rupiah and the US Dollar.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 presented below is based upon our audited Consolidated Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Consolidated Financial Statements, including the notes thereto, and the other information include elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on April 1, 2014.

The Public Accountant Firm (“KAP”) Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) audited our Consolidated Financial Statements as of and for the years ended December 31, 2012, 2013 and 2014, while, our Consolidated Financial Statements as of and for the years ended December 31, 2010 and 2011 were audited by KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network (“PwC”).

	Years Ended December 31,
	2010 (Rp billion)	2011 (Rp billion)	2012 (Rp billion)	2013 (Rp billion)	2014 (Rp billion)	2014 (US$ million)
	except for per share and per ADS amount
Key Consolidated Statements of Comprehensive Income Data
IFRS
Revenues	68,529	71,238	77,127	82,967	89,696	7,242
Expenses(1)	46,337	49,880	54,200	57,850	61,617	4,975
Adjusted EBITDA	37,334	36,857	39,971	43,532	46,350	3,742
Operating Profit	22,754	22,034	25,497	27,727	29,172	2,355
Profit before Income Tax	21,264	20,982	24,027	27,030	28,579	2,308
Net Income Tax Expense	(5,512)	(5,437)	(5,886)	(6,900)	(7,341)	(593)
Profit for the Year	15,752	15,545	18,141	20,130	21,238	1,715
Attributable to owners of the parent company	11,427	11,043	12,621	14,046	14,437	1,166
Attributable to non-controlling interests	4,325	4,502	5,520	6,084	6,801	549
Other Comprehensive Income (Expenses) - Net	(553)	(1,928)	(2,540)	5,115	810	65
Net Comprehensive Income for the Year	15,199	13,617	15,601	25,245	22,048	1,780
Attributable to owners of the parent company	10,911	9,183	10,056	19,018	15,291	1,235
Attributable to non-controlling interests	4,288	4,434	5,545	6,227	6,757	545
Weighted average number of shares outstanding (in millions)	98,345	97,959	96,011	96,359	97,696	-
Basic and Diluted Earnings per Share (in full amount)
Profit per share(2)	116.19	112.73	131.45	145.77	147.78	0.01
Profit per ADS (200 Series B shares per ADS)	23,238.00	22,546.00	26,290.80	29,153.58	29,556.53	2.39
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	64.52	74.21	87.24	102.40	-	-
Dividends declared per ADS	12,903.60	14,842.17	17,447.53	20,480.34	-	-
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	55.09	61.71	74.29	87.24	102.40	0.01
Dividends declared per ADS	11,017.83	12,342.57	14,858.69	17,447.53	20,480.34	1.65

(1)     Expenses are calculated as the sum of the following expenses: operations, maintenance and telecommunication service, depreciation and amortization, personnel, interconnection, general and administrative, marketing, loss on foreign exchange - net, share of loss of associated companies and other expenses.

Table of Content

(2)     Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp11,537 billion, Rp10,965 billion, Rp12,850 billion, Rp14,205 billion and Rp14,638 billion for 2010, 2011,  2012, 2013 and 2014, and our net income per share would be Rp117.31, Rp111.93,  Rp133.84, Rp147.42 and Rp149.83 for 2010, 2011,  2012, 2013 and 2014. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3)     In 2010, we paid a cash dividend for 2009 of Rp55.09  per share and interim cash dividend 2010 of Rp5.35  per share. In 2011, we paid a cash dividend for 2010 of Rp61.71  per share. In 2012, we paid a cash dividend for 2011 of Rp74.29  per share. In 2013, we paid a cash dividend for 2012 of Rp87.24 per share. In 2014, we paid a cash dividend for 2013 of Rp102.40 per share.

	Years Ended December 31,
	2010	2011	2012	2013	2014	2014
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Reconciliation of Operating Profit to Adjusted EBITDA
Operating Profit	22,754	22,034	25,497	27,727	29,172	2,355
Add:
Depreciation and Amortization	14,580	14,823	14,474	15,805	17,178	1,387
Adjusted EBITDA(1)	37,334	36,857	39,971	43,532	46,350	3,742

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

	As of December 31,
	2010 (Rp billion)	2011 (Rp billion)	2012 (Rp billion)	2013 (Restated) (Rp billion)	2014 (Rp billion)	2014 (US$ million)
		except for shares
Key Consolidated Statements of Financial Position Data
IFRS
Cash and cash equivalents	9,120	9,634	13,118	14,696	17,672	1,427
Trade and other receivables	4,534	5,393	5,409	7,018	7,380	596
Advances and prepaid expenses	3,441	3,294	3,721	3,937	4,733	382
Total Current Assets	18,830	21,401	27,973	33,672	34,294	2,769
Property and equipment	75,624	74,638	76,908	86,599	94,602	7,638
Intangible assets	1,786	1,791	1,443	1,508	2,463	199
Total Non-current Assets	82,242	80,965	82,238	94,721	107,321	8,665
Total Assets	101,072	102,366	110,211	128,393	141,615	11,434
Trade and other payables	7,787	8,355	7,457	12,585	12,476	1,007
Current income tax liabilities	736	729	1,280	942	1,501	121
Accrued expenses	3,409	4,790	6,163	5,264	5,211	421
Unearned income	2,681	2,821	2,729	3,490	3,963	320
Short-term loans and current maturities of long-term borrowings	5,360	4,913	5,658	5,525	7,709	622
Total Current Liabilities	20,473	22,189	24,108	29,034	32,318	2,609
Deferred tax liabilities	4,047	3,159	2,252	2,908	2,703	218
Pension benefit and other post-employment benefit obligations	2,805	5,372	8,184	4,258	4,115	332
Long-term loans and other borrowings	16,655	12,958	13,617	14,731	15,743	1,272

Table of Content

	As of December 31,
	2010 (Rp billion)	2011 (Rp billion)	2012 (Rp billion)	2013 (Restated) (Rp billion)	2014 (Rp billion)	2014 (US$ million)
		except for shares
Total Non-current Liabilities	24,061	22,018	24,734	22,705	23,365	1,887
Total Liabilities	44,534	44,207	48,842	51,739	55,683	4,496
Capital stock(1)	5,040	5,040	5,040	5,040	5,040	407
Net Equity Attributable to Owners of the Parent Company	44,627	44,844	46,055	59,753	67,646	5,462
Non-controlling interests	11,911	13,315	15,314	16,901	18,286	1,476
Total Equity (Net Assets)	56,538	58,159	61,369	76,654	85,932	6,938
Net Debt	12,895	8,237	6,157	5,560	5,780	467
Net Working Capital	(1,643)	(788)	3,865	4,638	1,976	160
Issued and fully paid shares (in shares)	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	-

(1)     As of December 31, 2014, our issued and paid-up capital consists of one Series A Dwiwarna share having a par value of Rp50 (the “Dwiwarna Share”) and 100,799,996,399 Series B shares having a par value of Rp50 per share (“common stock”) each from an authorized capital stock comprising one Series A Dwiwarna share and 399,999,999,999 Series B shares.

Exchange Controls

Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to US Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

Calendar Year	at Period End	Average	Low	High
	(Rp Per US$1)
2010 (1)	8,991	9,078	9,365	8,924
2011 (1)	9,068	8,773	9,170	8,508
2012 (1)	9,670	9,419	9,670	9,000
2013 (1)	12,189	10,563	12,189	9,667
2014 (1)	12,440	11,885	12,440	11,404
September(2)	12,212	11,891	12,212	11,710
October(2)	12,082	12,145	12,241	11,993
November(2)	12,196	12,158	12,206	12,092
December(2)	12,440	12,438	12,900	12,264
2015 (1)	12,932	12,807	12,932	12,625
January(2)	12,625	12,579	12,732	12,444
February(2)	12,863	12,750	12,887	12,609
March (25)(2)	12,932	13,069	13,237	12,932

Source: Bank Indonesia

(1)     Determined based upon the last day middle exchange rate of each month announced by Bank Indonesia applicable for the period.

(2)     Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For the year 2014, the average rate of Rupiah to the US Dollar was Rp11,885, with the lowest and highest rates being Rp12,440 and Rp11,404, respectively.

The exchange rates used for conversion of monetary assets and liabilities denominated in foreign currencies are the bid and offer rates published by Reuters in 2012, 2013 and 2014. The Reuters bid and offer rates, applied respectively to monetary assets and liabilities, were, Rp9,630 and Rp9,645 to US$1.00 as of December 28, 2012, Rp12,160 and Rp12,180 to US$1.00 as of December 31, 2013 and Rp12,380 and Rp12,390 to US$1.00 as of December 31, 2014.

Table of Content

The Consolidated Financial Statements are stated in Rupiah. The conversion of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market bid and offer rates of Rp12,385 to US$1.00 published by Reuters on December 31, 2014.

On March 25, 2015, the Reuters bid and offer rates were Rp12,982 and Rp12,990 to US$1.00.

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

D.      RISK FACTORS

A.      Risks Related to Indonesia

1.       Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for parliament and president. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Abdurahman Wahid, former President Megawati, and former President Susilo Bambang Yudhoyono as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Indonesia announced in November 2014, and implemented with effect from January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter and scrapped the gasoline subsidy. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly in 2014. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

Indonesian elections were held in July 2014, and Joko Widodo was elected as the President of the Republic of Indonesia and sworn in on October 20, 2014. Although the April 2009, July 2009 and July 2014 elections were conducted in a peaceful manner, President Joko Widodo's governing coalition currently holds a minority of seats in parliament. In addition, the relatively closely fought 2014 presidential election, the challenge from the losing candidate in the 2014 election and the delay of the conclusion of the election result, as well as political campaigns in Indonesia, may be indicative of the degree of political and social division in Indonesia.

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

Table of Content

2.       Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the US did not affect Indonesia's economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of the downgrade of US sovereign debt in 2012 and concerns over the debt crisis in the Eurozone. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, or extends to Asia and Indonesia, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

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

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. The Rupiah continues to experience significant volatility. From 2010  to 2014, the Indonesian Rupiah per US Dollar exchange rate ranged from a high  of Rp8,508  per US Dollar to a low  of Rp12,440  per US Dollar. As a result, we recorded foreign exchange losses of Rp189  billion in 2012, Rp249 billion in 2013 and Rp14 billion in 2014. As of December 31, 2014, the Indonesian Rupiah per US Dollar exchange rate stood at Rp12,440 per US Dollar compared to Rp12,189 per US Dollar as of December 31, 2013.

To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2014, our US Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly US Dollars and Euros, while a substantial majority  of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to  time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurances that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia's short-term foreign currency debt is rated “B” by Standard & Poor’s and “F3” by Fitch Ratings.

Table of Content

We can give no assurances that Moody’s, Standard & Poor’s or Fitch Ratings, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations,  prospects and/or the market price of our securities.

3.       Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and profit.

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets.

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

We cannot assure you that future natural disaster will not have a significant impact on us, Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of an infectious disease, such as avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of an infectious disease such as avian influenza, Influenza A (H1N1) or a similar epidemic, or the measures taken by the Governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

4.       Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As an IDX and NYSE listed company, we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies,

Table of Content

including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported to OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of OJK and the IDX, we are required to report our financial results to OJK in conformity with IFAS. We have provided to OJK our financial result for the financial year ended December 31, 2014, on March 6, 2015, which we furnished to the SEC on a Form 6-K dated April 2, 2015, which contains our audited Consolidated Financial Statements as of December 31, 2014 and for the year then ended and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp14,205  billion and Rp14,638 billion for 2013 and 2014, respectively and our net income per share would be Rp147.42  and Rp149.83 for 2013 and 2014, respectively. Dividends declared per share were Rp102.40 for fiscal year 2013. The dividends declare per share for the year 2014 will be decided at the 2015 AGMS, scheduled for April 17, 2015.

We are incorporated in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us within the United States or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

We have been advised by Hadiputranto, Hadinoto & Partners,  our Indonesian legal advisor,  that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 52.56% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Series A Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2014, the Government had a 14.29% equity stake in PT Indosat Tbk. ("Indosat"), which compete with us, in fixed IDD telecommunications services, and competes in cellular services of our majority owned subsidiary, Telkomsel. The Government's stake includes the Series A Dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive business continuity plan and disaster recovery plan which we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

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

Table of Content

A revenue leakage might occur due to internal weaknesses or external factors and if this happened,  it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

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

For example, due to competition and the increasing popularity of mobile cellular platforms, our fixed wireless revenues and ARPU has been declining in recent years. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer the Flexi business, with effect from October 1, 2014, and migrated  Flexi subscribers to Telkomsel. We plan to continue to operate the Flexi service until the end of 2015 or until our remaining Flexi customers have migrated to Telkomsel, if earlier. In the meantime, we continue to encourage our fixed wireless customers to enter into plans operated by Telkomsel. We cannot assure you that we will be successful in migrating our fixed wireless subscribers onto Telkomsel's mobile cellular platform, as competition from other mobile cellular providers is intense.

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

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Telkom-1 and Telkom-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

Table of Content

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIME services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a third party provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. We have entered into a contract for the construction of a replacement satellite, the Telkom-3S, which is currently planned for launch in late 2016. Although the Telkom-1 satellite may still be operational for several years after the end of its currently estimated operational lifespan in 2015, if there is any delay in the development and launch of the Telkom-3S, or if the operational life of the Telkom-1 satellite ends before the Telkom-3S  is successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services and could adversely affect our business, financial condition and results of operations.

2.       Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

Changes in the economic situation in the United States, including improvement or expectations of improvement in the U.S. economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies including the Rupiah since May 2013. In part, in an effort to support the Rupiah, in June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate has risen six  times between June 2013 and November 2014  to 7.75% before decreasing to 7.50% on February 2015. The increases  of Bank Indonesia reference rate in 2013 and 2014 were  followed by increases in the JIBOR and Bank Indonesia Certificate (“SBI”) interest rates. There can be no assurance that the Bank Indonesia reference rate, JIBOR or SBI rate will not rise again in the future.

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

Overall, our financial risk management program aims to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates. We have a written policy for foreign currency risk management, which mainly covers time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three to twelve months.

The exchange rate of Indonesian Rupiah is relatively fluctuative to the US Dollar and in the future, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2012, 2013  and 2014, our actual consolidated capital expenditures totaling  Rp17,272  billion,

Table of Content

Rp24,898  billion, and Rp24,661 billion (US$1,991 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies  to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

3.       Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subjected  to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of the case by operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

There can be no assurance that other subscribers, people, or partners will not file similar cases in the future, or that we would not be subject to adverse verdicts which could have an adverse effect on our business, reputation and profitability.

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

4.       Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us.

Reformation in Indonesian telecommunications regulation initiated by the Government in 1999 have, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continue to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

Table of Content

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, although SMS interconnection rates as a result of ITRB No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 increase from Rp23 to Rp24, effective from April 2014, SMS interconnection rates have been decreasing prior to that in recent years and may decrease again in the future.

The termination of Telkomsel’s premium SMS services from October 2011 as a result of MoCI Regulation No.1/PER/M.KOMINFO/01/2009 resulted in a substantial reduction in our revenues from these services. These  services were resumed by Telkomsel from August 6, 2013 as allowed under MoCI Regulation No.21 year of 2013 dated July 26, 2013, regarding the Operation of Content Provider Services on Mobile Cellular Network and Local Fixed Wireless Network with Limited Mobility, as last amended by MoCI Regulation No.6 of 2015, which replaced MoCI Regulation No.1/PER/M.KOMINFO/01/2009. However, pursuant to the new decree, premium SMS service providers are required to meet stricter requirements that aremore difficult to comply with. Accordingly we do not expect revenues from premium SMS services to return to levels seen prior to October 2011.

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

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004 and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the “009” access code. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government issued regulations assigning each provider of DLD services a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that a three-digit access code for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes. Indosat was assigned “011” as its DLD access code. We were required to open DLD access codes in all remaining areas on September 27, 2011, by which date our network was ready to be opened up to the three-digit DLD access code in all coded areas throughout Indonesia.

However, we believe that the cost for operators who have not upgraded their network infrastructure to open their networks to the three-digit access code to do so is significant. To date, other than for Balikpapan, neither of the OLOs have made a request to us to connect their networks to enable their DLD access codes to be accessible. As such, we believe that other than Balikpapan, none of the DLD access codes for any of the licensed operators are usable by customers of other operators. However, if they do so in the future, the implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and revenues, among other things, all of which may have a material adverse effect on us.

Regulations for the configuration of BTS towers may delay the set up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructure. These regulations also oblige us to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

Table of Content

These regulations may adversely affect us in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local governments require any changes in the placement of the existing towers.

The requirement that we share space on our telecommunications towers may also disadvantage us by requiring that we allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain. Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although only several local government and assessed such fees and have not been  material, there can be no assurance that they will not be material in the future.

5.       Risks Related to Our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 4.5% in  2013 and increased by 3.7% at the end of 2014, revenues from our wireline voice services decreased by 8.3% in 2013  and by 2.2% in 2014. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease from 10.4% in 2013  to 9.4% in 2014.

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

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators as well as mobile operators. The number of mobile broadband subscribers have increased with the increasing  popularity of smart phones in Indonesia, which adversely affects our market share and revenues from our fixed line  data and internet services.

In 2013, the regulator permitted the Wi-Max operators to deploy the long term evolution (“LTE”) technology which will further intensify competition in the broadband internet space.

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

6.       Competition Risks Related to Our Cellular Business (Telkomsel)

Competition from existing service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily against Indosat and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison CP Telecommunications (“Hutchison”), Smart Telecom and Bakrie Telecom. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

Table of Content

A number of consolidations among Indonesian operators have taken place in recent years. In March 2010, Smart Telecom and Mobile-8 announced the signing of a cooperation agreement to use the same logo and brand under the brand name "smartfren". On January 18, 2011, Mobile-8 acquired a significant number of shares in Smart Telecom, and on April 12, 2011 PT Mobile-8 Telecom Tbk. changed its name to PT Smartfren Telecom Tbk. XL-Axiata completed the acquisition of a majority interest in PT Axis Telekom in March 2014 and merged in April 2014. The merger resulted in XL-Axiata  becoming one of the three largest operators and also acquiring additional frequency allocations to facilitate its plans to implement LTE (4G) technology. Further operator consolidation is likely in order to ensure that each operator can remain competitive, reduce operational costs and also to “rebalance”  the broadband mobile frequency spectrum that require wider frequency bandwidth. The MoCI also supports operator consolidation, as it has been reluctant to issue new licenses for cellular players in recent years.While operator consolidation may lead to improved conditions in the cellular telecommunication industry, it also present challenges for Telkomsel in maintaining its market position.

7.       Risks Related to Development of New Businesses

We believe that efforts to develop new businesses other than the telecommunication business as well as international expansion are necessary to ensure continuing business growth. This is undertaken through the activities of our subsidiaries, primarily Metra and TII. Risks related to new business development include competition from established players, suitability of business model, the need to acquire new expertise in the new areas of operation, and risks related to online media which include intellectual property, consumer protection and confidentiality of customer data.

Focusing on international expansion is  one of our strategic business intiatives. In particular, we have started expansion into seven countries, namely Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, and the United States of America. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions for  example, our international operations could be adversely affected by political or social instability and unrest, by regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preferences and a lack of expertise in the local markets in which we will be in operation. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

TELKOM INDONESIA PROFILE

Name of the Company	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia Tbk (Persero)
Commercial Name	:	Telkom
Line of Business	:	Telecommunication and network services
Group of Business	:	Good and Service Trading
Taxpayer Identification Number	:	01.000.013.1-093.000
Certificate of Company Registration	:	101116407740
Business License	:	510/3-0689/2013/7985-BPPT
Domicile	:	Bandung
Address	:	Gedung Graha Merah Putih, Jl. Japati No. 1, Bandung, West Java, Indonesia 40133
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Website	:	www.telkom.co.id
Email	:	corporate_comm@telkom.co.id, investor@telkom.co.id
Rating	:	idAAA (Pefindo) for 2012, 2013 and 2014
Date of Legal Establishment	:	November 19, 1991

Table of Content

Legal Basis of Establishment	:

Based on Government Regulation No.25/1991, we were converted from a state agency existing at that time to a state-owned limited liability corporation based on the Notarial Deed of Imas Fatimah, S.H. No. 128 dated September 24, 1991 which was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No.C2-6870.HT.01.01 Th. 1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, the change of capital structure through the Company’s 5-for-1 stock split whereby each share with par value of Rp250 would be split into Rp50 per share, and the Partnership and Community Development Programme (“PKBL”) was excluded from the Work Plan and Company Budgets, based on notarial deed No. 11 dated May 8, 2013 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.10-22500 dated June 7, 2013 and was published in State Gazette No. 26 dated April 1, 2014, Supplement No. 2990/L.

Ownership	:	The Government of the Republic of Indonesia 52.56% Public 47.44%
Listings	:

The Company's shares were listed on the Indonesia Stock Exchange  (“IDX”, previously Jakarta Stock Exchange and Surabaya Stock Exchange)  Jakarta, Indonesia and The New York Stock Exchange (“NYSE”) New York, United States  of America on November 14, 1995. Since June 5, 2014, Telkom shares are no longer traded on the London Stock Exchange (“LSE”),  and since May 16, 2014, Telkom shares ceased to be registered on the Tokyo Stock Exchange (“TSE”) in Japan.

Stock Code	:	TLKM on IDX TLK on NYSE
Authorized Capital	:	1 Series A Dwiwarna share and 399,999,999,999 Series B shares
Issued and Fully Paid Capital	:	1 Series A Dwiwarna share and 100,799,996,399 Series B shares
Service Offices	:	1 Head Office 7 Regional Division (“Divre") Offices and 58 Regional Telecommunications ("Witel")
Service Offices consisting of	:	572 Plasa Telkom outlets 1 Foreign GraPARI in Hong Kong 409 GraPARI (including third party managed outlets) 268 units Mobile GraPARI

Public Accountants

KAP Purwantono, Suherman & Surja

Member Firm of Ernst & Young Global Limited

Indonesia Stock Exchange Building Tower 2, 7th Floor

Jl. Jenderal Sudirman Kav. 52-53

Jakarta 12190

Registrar

PT Datindo Entrycom

Wisma Sudirman

Jl. Jenderal Sudirman Kav.  34-35

Jakarta 10220

Trustee

PT CIMB Niaga Tbk.

Graha Niaga, 20th Floor

Jl. Jenderal  Sudirman Kav. 58

Jakarta 12190

Table of Content

Rating agency

PT Pefindo

Panin Tower Senayan City, 17th Floor

Jl. Asia Afrika Lot. 19

Jakarta 10270

Custodian

PT Kustodian Saham Efek Indonesia (KSEI - Indonesian Central Securities Depository)

Indonesia Stock Exchange Building Tower 1, 5th Floor

Jl. Jenderal Sudirman Kav.  52-53

Jakarta 12190

Depositary Receipts

The Bank of New York Mellon Corporation

101 Barclay Street

22nd Floor West

New York, NY 10286

United States of America

Authorized agent for sevice of process in US

Puglisi & Associate

850 Library Avenue, Suite 204,

Newark, Delaware, 19711

United States of America

Employee Union

Serikat Karyawan (SEKAR) Telkom

The information found on our website listed above does not form part of this Form 20-F and is not incorporated by reference herein. Information about the legislation under which we operate is provided elsewhere in this Form 20-F. A description, including the amount invested, of our principal capital expenditures and divestitures (including interests in other companies), since the beginning of our last three financial years and information concerning our principal capital expenditures is contained elsewhere in this Form 20-F.

Telkom Indonesia HISTORY AND Milestones

1856-1884

On October 23, 1856, the Dutch Colonial Government deployed the first electromagnetic telegraph service operation in Indonesia, which connected Jakarta (Batavia) and Bogor (Buitenzorg). We consider this event to be part of the beginnings of Telkom’s history and have thus adopted October 23 as the anniversary of our  “beginning”.

In 1884, the Dutch Colonial Government established a private entity, "Post en Telegraafdienst" to provide postal and telegraph services.

1906-1965

In 1906, the Dutch Colonial Government established a Government agency to assume control postal services and telecommunications in Indonesia, named Jawatan Pos, Telegrap dan Telepon (Post, Telegraph en Telephone Dienst/PTT). In 1961, its status was changed to newly-established state-owned company, Perusahaan Negara Pos dan Telekomunikasi (PN Postel). In 1965, the Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro (PN Post & Giro) and Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia (Perumtel), which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia (PT INTI), which manufactured telecommunications equipment, into an independent company.

1991

Perumtel was transformed into a state-owned limited liability corporation and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia (Telkom) under Government Regulation No. 25 of 1991. Our business operations was then divided into 12 telecommunication regions which was later reorganized in 1995 into seven regional divisions (“Divre”), namely Divre I Sumatra, Divre II Jakarta and the surrounding areas, Divre III West Java, Divre IV Central Java and Yogyakarta, Divre V East Java, Divre VI Kalimantan, and Divre VII Eastern Indonesia.

Table of Content

1995

On May 26, 1995, we and Indosat established Telkomsel, our Initial Public Offering/IPO was on November 14, 1995, with our shares listed on the Jakarta Stock Exchange (now IDX) and SSX. Our shares were also listed on the NYSE and the LSE in the form of American Depositary Shares (“ADSs”), and were publicly offered without listing on the TSE.

1999

Law No. 36/1999 on the Elimination of Telecommunications Monopoly, which became effective in September 2000, facilitated the entrance of new players to foster competition in the telecommunications industry.

2001

We acquired 35% of Telkomsel shares from Indosat as part of the restructuring of the telecommunications service industry in Indonesia, which was characterized by the elimination of joint ownership and cross-ownership between us and Indosat. With this transaction, we controlled 77.7% shares in Telkomsel. Indosat then took over 22.5% of our shares in Satelindo and 37.7% of our shares in PT Aplikanusa Lintasarta. At the same time, we lost our exclusive rights as the sole operator of fixed line services in Indonesia.

2002

We divested 12.72% of Telkomsel shares to Singapore Telecom Mobile Pte Ltd.  (SingTel Mobile), and were left with 65% of shares in Telkomsel.

We acquired the entire share capital of PINS in three stages, with 30% of the shares acquired on the date of the contract on August 15, 2002, 15% on September 30, 2003 and the remaining 55% on December 31, 2004.

2004

We launched an international direct dialing service for fixed lines with the access code 007.

2005

TheTelkom-2 Satellite was launched to replace all satellite transmission services that were previously provided by Palapa B-4, which brought the total of satellite launched by us to eight satellites, including Palapa A-1.

2009

We underwent a transformation from an information telecommunication company to Telecommunication, Information, Media and Edutainment (TIME)  Company. Our new image was introduced to the public with a new corporate logo and tagline of "the world in your hand".

2010

The Submarine fiber optic cable project JaKaLaDeMa linking Java, Kalimantan, Sulawesi, Denpasar, and Mataram was successfully completed in April 2010.

2011

We commenced the reform of the telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the archipelago from Sumatra to Papua, as well as the True Broadband Access project to provide internet access with a capacity of 20-100 Mbps to customers throughout Indonesia.

2012

We increased broadband penetration through the development of Indonesia Wi-Fi to as part of our “Indonesia Digital Network” program. We reconfigured our business portfolio from TIME to TIMES (Telecommunication, Information, Media, Edutainment & Service) to increase business value creation.

2013

As of 2013, we have been operating in seven countries, namely, Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, and the United States of America.

2014

We were the first operator in Indonesia to commercially launch 4G services in December 2014.

Table of Content

B.      BUSINESS OVERVIEW

CORPORATE STRATEGY

Our vision and mission is stated in our long-term plan approved by the Board of Commissioners on May 30, 2014 by the Decree of the BOC No. 11/KEP/DK/2014/RHS and amendment approved on December 31, 2014 by the Decree of the BOC No. 18/KEP/DK/2014/RHS.

Vision

Our vision is to become a leading Telecommunication, Information, Media, Edutainment and Services ("TIMES") player in the region, leading in terms of our performance on the financial and market aspects (revenue, net income, market capitalization) and being included in the leading telecommunication operators group (both of which only have telecommunication portfolio and TIMES) in the Asia region.

Mission

•         To provide "More for Less" service with respect to TIMES. This business model seeks to promote benefits before price, and to provide more benefits or value at a lower price; and

•         Being exemplary of best corporate management in Indonesia. We develop our quality of service standards in the Telkom Quality System based on international standards. We seek to manage our business using the best methods and tools applied by world-class companies, in order to be the best company in Indonesia and a role model for other companies.

STRATEGIC OBJECTIVE OF TELKOM

We have defined our corporate strategies broadly as follows:

1. Directional Strategy        : Sustainable competitive growth

2. Portfolio Strategy            : Converged TIMES portfolio

3. Parenting Strategy           : Strategic guidance

Directional Strategy refers to a sustainable competitive growth strategy that supports and grows our market capitalization.

Portfolio Strategy refers our strategy to develop a converged TIMES portfolio that provides seamless converged services (multiservice in multi device) by exploiting the synergies of the Telkom Group.

Parenting Strategy calls for us to manage multiple businesses with different maturity levels, and to tailor our parenting style to the particular characteristics of the business entity. To support growth, the strategic guidance covers all aspects of planning and optimizing of synergies within the Telkom Group.

To ensure that our business transformation is progressing well and thoroughly, from the Corporate to the Functional level, we applied the strategic formulation model in stages, namely, preparing the Corporate Strategy from a Strategic Situation Analysis (SSA), Strategy Formulation (SF), Strategy Implementation (SI), Strategy Evaluation & Control (SEC), and translating those deeper at the various levels from Division to Functional level.

Business Portfolio

As the largest TIMES service provider and a SOE, we serve millions of subscribers all over Indonesia. We booked a revenue of Rp82,967 billion for the year ended on December 31, 2013 and Rp89,696 billion for the year ended on December 31, 2014.

Our business does not experience significant seasonality. Historically and up to the present, the largest share of our revenue is contributed from services related with telecommunications, data and internet. As a TIMES provider, we continuously pursue innovation in other non-telecommunication sectors, and seek to build synergies among our products, services, and solutions.

Our converged TIMES portfolio is part of our business transformation. We have organized our TIMES portfolio into 15 business portfolios comprising of nine products portfolios and six customers portfolios.

Our business portfolios are classified under several business lines as follows:

Table of Content

Telecommunications  Business

Our telecommunication business portfolios  include:

-    Fixed Services (fixed wireline services, fixed broadband, Wi-Fi)

-    Mobile Services (full mobility,  or cellular services and limited mobility, or fixed wireless services)

-    Network and Infrastructure Services (interconnection (including international)  traffic, network services, satellite, and tower)

Information Business

Our information business portfolios  include:

-    Platform Services (Managed Applications and System Integration, Business Process Management, e-payment, premises integration, data center & cloud, and M2M (machine to machine))

-    Big Data

-    Ecosystem Solution (e-Health, e-Logistic, e-Tourism, e-Transportation, e-Education and e-Gov)

Media and Edutainment Business

Our media and edutainment business portfolios  include:

-    Digital Life

-    Digital Home

-    Digital Advertising

Our customer portfolios include :

-    Personal

-    Consumer/Home

-    Business

-    Enterprise

-    Wholesale

-    International

Telecommunication Business

Our telecommunication business portfolios includes :

1.       Fixed Wireline Services

Our fixed wireline services include plain old telephone services (“POTS”), value-added services (“VAS”), intelligent network (“IN”) services and session initiation protocol (“SIP”) services. IN services are IP-based network services that are connected to our exchange systems and telecommunications network. SIP services are IP multimedia subsystem (“IMS”) services which combine wireless and fixed line technologies for voice and data communications.

In 2014, we continued our “More for Less” program, which helped to promote our fixed wireline business by offering fixed broadband and IPTV services as part of a bundle with our fixed wireline services.

2.       Fixed Broadband

Our primary non-cellular based broadband internet service, using ADSL and fiber optic technology, is offered under the commercial name “Speedy” (which is in the process of being rebranded to "IndiHome", which offers "triple play" services). We also provide a prepaid on-demand, “pay as you use” broadband internet service using Wi-Fi access under the commercial name of “@wifi.id” (previously “Speedy Instan”).

3.       Cellular Services

We provide cellular communications services using GSM technology through our subsidiary, Telkomsel.  Cellular services (including  mobile data services) remained the largest contributor to our consolidated revenues in 2014. We have two primary types of cellular products and services,  postpaid services represented by kartuHalo and prepaid services represented by simPATI,  Kartu As and Loop.

–         kartuHALO is a postpaid mobile communications service. As of December 31, 2014, kartuHalo had 2.9 million subscribers, compared with 2.5 million subscribers as of December 31, 2013.

–         simPATI is a prepaid premium service that can be purchased at any cellular shop in the form of starter packs and top up vouchers. Our brand proposition is “Discover Excitement”

–         Kartu As is a prepaid service with a more price sensitive market segment compared to simPATI.

–         Loop  is a prepaid service that targets the youth segment through the provision of attractive data packages. We introduced Loop in 2014 as a new brand that targets youths with smart devices.

Table of Content

In 2014, we continued with marketing programs for cellular services generally to promote sales and enhance awareness of Telkomsel's brands. We also focused on making our loyalty programs, such as Telkomsel Points, more attractive to our customers. We also launched 4G services in December 2014, with initial coverage in Jakarta and Bali, and were the first operator in Indonesia to launch 4G services commercially. Our mobile cellular subscriber base increased from 131.5 million subscribers at the end of 2013  to 140.6 million by the end of 2014, an increase of 6.9% or 9.1 million subscribers.

4.       Fixed Wireless Services

Our fixed wirelessservices, which uses limited mobility CDMA technology operates under the "Flexi" brand. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of the Flexi business and migrate Flexi subscribers to Telkomsel. However, we plan to continue to operate the Flexi service to serve our remaining Flexi customers who have not migrated to Telkomsel till December 14, 2015. In  2014, we have also continued with our migration strategy to encourage  our fixed wireless customers to enter into plans operated by Telkomsel. The number of our fixed wireless connections in service continued to decline in 2014, from approximately 6.8 million as of December 31, 2013  to 4.4 million as of December 31, 2014.

5.       Interconnection Services

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

6.       Network Services

We directly manage the provision of network services such as leased lines to customers comprising of our business partners, commercial businesses and OLOs. Our network services customers may enter into short-term deals for several minutes of broadcasting to  longer-term agreements for one to five year periods.

7.       Satellite

Our satellite operations consist primarily of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services to domestic and international users.

In view of market opportunities and the limited supply, we plan to expand our  satellite business with the construction of Telkom-3S satellite through a partnership on acquired orbital slot. The Telkom-3S satellite is currently under development.

We manage our satellite business through our subsidiaries, Metra and Patrakom.

8.       Tower

Through our subsidiary, Dayamitra, we lease out space to other operators to place their telecommunications equipment on these towers for which we receive a fee.

Information Business

Our information business portfolio includes:

1.       Platform Services, which includes Managed Applications and System Integration, Business Process Management, E-payment, Premises Integration, Data Center and  Cloud, and M2M. Managed Applications and System Integration services provide software development cloud-based and server-based IT management services. Business Process Management services provide customer relationship management, analytic consulting, services operation management and enterprise shared services. E-Payment  includes services related to billing payment, remittance, e-payment platform (e-money) and e-payment solutions (e-Voucher  services). Premises Integration services includes customer premises equipment ("CPE”) trading, managed CPE services, managed network services and managed security services. Data Center and Cloud services includes server colocation, hosting, disaster recovery center, content delivery network services, IaaS (infrastructure as a service, which offers configurable virtual servers and storage) and SaaS (software as a service, which offers cloud-based software and IaaS services).

To complement and leverage our information business, our subsidiary Metra formed a joint venture on August 29, 2014 with Telstra Holding Singapore Pte. Ltd. to provide network application services to Indonesian enterprises, multinationals and Australian companies operating in Indonesia. The joint venture will focus on four key areas, namely, managed network services, managed security services, and unified communications and cloud solutions.

Table of Content

2.       Big Data, which includes data analytics, targeted digital advertising, post call marketing and analytics, machine to machine analytics, data monetization for enterprise service providers and sentiment analytics. We are currently exploring opportunities to provide services in this area.

3.       Ecosystem Solution, which includes services involving e-Tourism, e-Gov, e-Logistic, e-Education, e-Health and e-Transportation. We are currently exploring opportunities to provide services in this area.

Media and Edutainment Business

Our Media and Edutainment business portfolio includes the following :

1.       Digital Life refers to digital content services (such as music and e-books), applications and games which are distributed through apps store and web stores, e-commerce marketplace, portals, e-radio and internet-based UseeTV.

2.       Digital Home refers to a development of home media content convergence services for multi-screen/device, and multi-platform, which are consists of media entertainment (Pay TV : DTH, UseeTV cable), digital media storage, home automation and security.

Television broadcast services comprising of:

-          Pay TV is a pay TV service broadcasted over satellite links offering premium-grade contents in news, sports, entertainment, and others.

-          IPTV  is an Internet Protocol-based Television under the commercial name ”UseeTV Cable”. The service is delivered using Speedy  broadband access network, and offers ”pause and rewind” features for contents such as video-on-demand programming, FTA TV, premium TV, internet radio and TV on demand, which allows play back of program content from the last seven days.

-          OTT TV (Over the Top TV) is an internet TV service under the commercial name ”UseeTV”  that can be accessed from Telkom's internet network, offering free content such as video-on-demand programming, live TV, internet radio, and some pay video programming. Similar to UseeTV Cable, the OTT TV is also capable of allowing play back of program content from the last three days.

3.       Digital Advertising is a commercial service for the promotion of products or services of any third party that are presented in digital or print media, such as radio, television, internet, newspapers, brochures/leaflets and billboards.

network INFRASTRUCTURE AND development

Our network infrastructure can be categorized into national and international network infrastructure. National network infrastructure was held to realize one of our major programs, namely Indonesia Digital Network ("IDN").

International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”).

After the Batam Singapore Cable System (BSCS), Asia America Gateway (AAG), and Singapore Japan Cable System (SJC) on March 7, 2014, our subsidiary TII, in cooperation with other 17 global telecommunication providers signed a MoU for a submarine cable development project, South East Asia – Middle East -Western Europe 5 (SEA-ME-WE 5). SEA-ME-WE5 is a submarine cable system with a length of approximately 20,000 km stretching from Dumai, Indonesia to several countries in Southeast Asia, and France and Italy,  with direct connection from Indonesia to Europe, SEA-ME-WE 5. Construction began in September 2014 and the cables system is expected to begin carrying commercial traffic in 2016.

We also signed  MoU in August 2014 or the development of another submarine cable system infrastructure, the Southeast Asia – United States (SEA – USA) Cable System, where TII has joined as a member of  a consortium with other 6 global telecommunication companies. SEA – US connects Manado (Indonesia), Davao (Philippines), Piti (Guam), Oahu (Hawaii, United States), and Los Angeles (California, United States).

To support the international services both voice and data, TII operates 16 points of presence (“POP”) in various parts of the world, including in Asia (Dubai, Singapore, Hong Kong, Malaysia and Tokyo), Europe (London, Frankfurt and Amsterdam) and the USA (Ashburn, New York, Los Angeles, San Jose and Palo Alto).

National Network

In the master plan and IDN infrastructure, our target was to modernize legacy network into a network that used a broadband access infrastructure. We have 13.3 million homepass of broadband access while Telkomsel digital network was strengthened by 85,420 base stations.

Table of Content

We continue to pursue development of our network infrastructure to offer a more efficient and cost-competitive service as part of the Government’s Master Plan for the Acceleration and Expansion of Indonesia's Economic Development (“MP3EI”) in line with our transformation into a TIMES provider under our IDN program. In the framework of developing high-quality, efficient and competitive infrastructure in terms of the costs in delivery services, we continue to pursue the development and improvement of the network infrastructure, known as Telkom One Network, which was built and operated by Telkom Group.

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

Fixed Wireline Network

As of December 31, 2014, we managed 9.7  million fixed wireline connections. In the master plan and IDN infrastructure, our target was to modernize legacy network into a network that used a broadband access infrastructure.

Operating Statistics	As and for the year ended December 31,
	2014	2013	2012	2011	2010
Exchange capacity	13,946,801	13,918,369	13,908,003	12,180,214	11,237,229
Installed lines	10,341,807	10,650,652	11,109,156	11,005,208	10,510,048
Lines in service*	9,698,255	9,350,806	9,034,010	8,688,526	8,302,818

*Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

Fixed Wireless Network

Our fixed wireless infrastructure consists primarily of mobile switching centers (“MSC”) and base station sub systems (“BSS”), which consists of a base station controller (“BSC”) and a base transceiver station (“BTS”). Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum from the time the decision letter was issued. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of our fixed wireless business and migrated  subscribers to Telkomsel. However, we plan to continue to operate the Flexi service till the end of 2015 or until our remaining Flexi customers have migrated to Telkomsel, if earlier.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE, 3.5G  and 4G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1.8 GHz frequency. Telkomsel’s 3G network uses 15 MHz of bandwidth on the 2.1 GHz frequency. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In 2014, Telkomsel has added 15,556 unit of BTS. As of December 31, 2014, Telkomsel’s digital network was supported by 85,420 BTS.

Data and Internet Network

In 2014, we continued to improve the quality of our data network by providing additional capacity and coverage, and as of December 31, 2014 provided broadband access using MSAN technology with 13.3 million homes passed.  As of December 31, 2014, we have expanded our metro ethernet network by 874,450Mbps  which is able to provide broadband services throughout Indonesia. The Metro ethernet is also used as the main link for the IP DSLAM, MSAN for Speedy (which is in the process of being rebranded to IndiHome) broadband, softswitch, IP VPN and GPON broadband for mobile backhaul, corporate business solutions and triple pay services. As of December 31, 2014, we have added additional 11,802  BTS node B, bringing it to a total of 38,836  BTS node B.

As of December 31, 2014, we have extended the capacity of our internet gateway to reach an installed capacity of 390,2  Gbps. This ensures the adequacy of the capacity of the internet gateway so that it is able to anticipate the expected growth in broadband traffic for both fixed and mobile. In 2014, we also operated a content distribution network (“CDN”) with a capacity of 261 Gbps in collaboration with Akamai, Google and Yahoo.

Throughout 2014, we continued to expand the scope of Indonesia’s Wi-Fi services by deploying additional network access points either through internal development programs and various forms of cooperation with third parties. As of December 2014, a total of 177,514 access points have been installed.

Table of Content

Data Center

Our subsidiary, Sigma, manages our data center. With the support of Telkom Indonesia’s network across Indonesia, we have developed a 54,800 m2 data center to meet the demand for cloud services and expect Sigma’s data center to reach a total building area of 100,000 m2 by 2015. With the capabilities of this network, Sigma will be able to provide integrated data storage solutions for many companies in Indonesia, including for those located far from the big cities.

Transmission Network

As of 2014, our broadband network serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, remote switching facilities and core routers, which connect a number of access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable networks, as well as satellite transmission networks and other transmission technologies.

Transmission Network	Capacity (number of transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2012	131,546	720	92	55	260	3
2013	131,303	736	100	58	337	3
2014	129,557	708	108	63	398	2

Note: The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), STM64 (equivalent to 4STM16), and STM256 (equivalent to 4 STM64). STM or Synchronous Transfer Mode ("STM") is the unit typically used in backbone transmission networks. Facilitating broadband services requires high capacity transmission networks using nxSTM-1 units. E1 units are used to support legacy services.

We operate two satellites, namely Telkom-1 and Telkom-2. Telkom-1 has a capacity of 36 transponders consisting of 24 Standard C-Band transponders and 12 extended C-band transponders, while Telkom-2 has a capacity of 24 C-band transponders Standards. Both satellites are controlled from the main control station in Cibinong - Bogor, West Java, and to ensure the continuity of services,  since early 2014, we have hada backup control station in Banjarmasin Borneo.

In addition to our Telkom-1 and Telkom-2 satellites, we also lease transponder capacity for 35  TPE (transponder equivalent, @36 Mhz), comprising 9 TPE from the JSAT-5A (132 BT) satellite,10 TPE from the Etuelsat 172A (172 BT) satellite, 8 TPE from the Chinasat-10 (110 BT) satellite, 6  TPE from the Intelsat-8 (169 BT) satellite, and 1 TPE from Koreasat (75 BT).

Besides operating the satellite, we also provides 161 link of IP backhaul links for ourselves network or as well as 322 earth station with around 1.36 Gbps capacity. Transponder capacity for this link mostly through lease transponder capacity from other countries.

To maintain the continuity and developing of this business, we have entered into a contract for the construction of the Telkom-3S and are preparing for the procurement of a new Telkom-4 satellite as a replacement for Telkom-1. Telkom-3S has a 49 TPE capacity that consists of 24 TPE standard C-band, 12 TPE Extended C-band and 13 TPE Ku-Band. We plan for Telkom-4 to have coverage to India and have  a capacity of 60 TPE consistings of 24 TPE standard C-band with coverage of Indonesia, 24 TPE standard C-band with India coverage and 12 TPE extended C-band with coverage of Indonesia. Telkom-3S which is currently under construction is planned to be completed  and launched by the end of 2016, while Telkom-4 is planned to be completed at the end of 2017.

We are also currently exploring the various alternatives for cooperation with operators for the provision of capacity for Telkom including  cooperation through long-term leases, joint development of a satellite in Indonesia  slot and acquisition of satellites in the orbit.

TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

A.      Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Table of Content

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

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

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

C.      Interconnection tariffs

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to The Indonesian Telecommunication Regulatory Body (“ITRB”) to be evaluated.

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication operators.Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel's and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff from Rp23 to Rp24 per SMS.

D.      Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, is in conformity with the Company’s proposal.

E.      Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Table of Content

DISTRIBUTION AND MARKETING STRATEGY

The following are the primary distribution marketing channels for our products and services:

1.       Plasa Telkom and GraPARI are outlets that function as walk-in customer service points, where customers have access to the full range of Telkom  and Telkomsel’s respective products and services, including billing, payment, subscription cancellation and promotion to complaint handling. As of December 31, 2014, we managed 572 Plasa Telkom outlets and 88 GraPARI outlets in Indonesia and 1 GraPARI  in Hong Kong, and had an additional 321 GraPARI outlets which were managed by thirdparty business partners.

Several of the GraPARI outlets operate on a 24 hour basis. We also operate 268 mobile GraPARI outlets which are sales points located in vehicles which can travel to reach customers across the country.

2.       Contact centers are call centers that support our customers’ ability to access certain of our products and services, including make billing enquiries, submit complaints, and access certain promotions and service features.

We operate 24-hour contact center facilities in five cities, namely Medan, Jakarta, Bandung, Makassar and Surabaya.

Inbound calls to our contact centers have generally been decreasing due to changes in methods used by the customers in seeking out product information, subscribing or submitting complaints, from voice calls to online requests on our websites.

3.       Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third party marketing outlets such as computer or electronic stores, banks, and others.

To boost sales, we also address above and below the line marketing channels, by promoting our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

In line with shifting consumer behavior and lifestyles, we have also actively developed national scale partnerships with several partners such as Intel and Bank BTN. Through the partnership, we sell bundle-based products at our partners’ sales outlets.

4.       Feet on The Street are sales agents that conduct direct marketing of our products, particularly for our IndiHome  products, through door-to-door sales, open table discussions, exhibitions, product demonstrations, and other similar activities.

5.       Authorized dealers and retail outlets are distribution outlets for a variety of telecommunication products such as prepaid Wi-Fi access cards, starter packs, prepaid SIM cards and top-up vouchers. These dealers are non-exclusive, and they receive a discount on all of the products they receive. Retail outlets also include outlets jointly operated by us, Telkomsel and PT Pos Indonesia, as well as other outlets such as banks.

6.       Account Management Teams are teams that manage relationships with our individual, business and corporate customers. We also provide a Tele Account Manager service to support customers or prospective business customers through inbound and outbound calls for pre-sales, sales and other customer services requirements.

7.       Telkom Solution Houses are places where an enterprise customer can obtain information on a variety of TIMES solutions, products and services, and the latest technology. At Telkom Solution Houses, we provide free live demonstrations (such as IndiHome, Hotspot, PDN, IP-Phone), live demonstrations for commercial products (such as video conferencing), enterprise consultation and ecosystem business solutions for customized TIMES for corporations and simulated demonstrations (such as e-Payment and VPN over GSM and Flexi).

8.       SME Centers - these centers function as a communication center supported with advanced office facilities, a community center where our customers can interact and a commerce center specifically for e-commerce solutions.

9.       Website  - our website, www.telkom.co.id and www.telkomsel.com enables customers to access certain of our products and services. Available services include e-billing registration, collective billing registration and submission of complaints.

10.    Social Media -  we use social media, primarily Facebook and Twitter, to enable the customers to interact with us regarding our products and services.

Table of Content

Marketing Strategy

We implement a “paradox marketing”  framework in managing our marketing as illustrated in following diagram:

In our implementation of the “paradox marketing” framework as illustrated above, the “More for Less” concept is based on the value preposition of the products and services we offer to customers, with the aim that customers can acquire more relevant benefits at a lower  price compare to our competitors, with mass customization that is in line with customers’ requirements for our product and services.

In the consumer segment, for example, and particularly in the Home segment, our IndiHome service has been developed as one of our innovations for customers. IndiHome is an integrated TIMES service that incorporates internet broadband access, telephony, IPTV (under the USeeTV brand) and home automation services.

We have implemented a comprehensive marketing strategy to bolster our brand and to boost sales as well, including through marketing communication activities and product and service distribution channel development. Our  Plasa Telkom outlet is  one of our principal distribution channels for our products and services, in addition to other service distribution networks.

Licensing

To provide national telecommunications services, we have a number of product and service licenses that are consistent with the applicable laws, regulations or decrees.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services. We have secured new licenses that have been adjusted as required, of which are as follows:

A.      Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, direct long distance, international call and closed fixed network, explained as follows:

-          MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Line  and Basic Telephony Services Network of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Domestic Long Distance and Basic Telephony Service Network of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed International and Basic Telephony Services Network of PT Telekomunikasi Indonesia Tbk; and

-          MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Fixed Closed Network of PT Telekomunikasi Indonesia Tbk.

Table of Content

Following the issuance of MoCI Decrees No. 381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by us based on MoC Decree No. KP.162 of 2004 dated May 13, 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

B.      Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band, 22.5 MHz of radio frequency bandwidth in the 1.8 GHz band and 15 MHz of radio frequency bandwidth in the 2.1 GHz band.  The licenses  do not have a set expiry date, but will be evaluated every five years. Telkomsel also holds licenses  from the Indonesian Investment Coordinating Board that permits Telkomsel to develop cellular services with national coverage, including the  expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

In connection with the transfer of the Flexi business to Telkomsel, in September 2014, the MoCI, through Decree No. 934 of 2014, approved Telkomsel to  use the radio frequency spectrum from the time the decision letter was issued. During the transition period, Company is still able to use the radio frequency spectrum of 880-887.5 MHz paired with 925-932.5 MHz until December 14, 2015. The reallocation is expected to take place after we terminate our Flexi service on the earlier of December 31, 2015 or the migration of our Flexi customers to Telkomsel.

C.      International Calls

We commenced our international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/KEP/M.KOMINFO/10/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

We have a license to operate a fixed closed network based on MoCI Decree No.398/KEP/M.KOMINFO/11/2010, which amends the previous license to meet the provisions in MoCI Decree No.01/2010. The license allows us to lease the installed closed fixed network to, among others,  telecommunication network and service operators, and to provide an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services.We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

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

Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.65 of 2015 dated February 3, 2015 regarding the provision of ITKP services. This license does not have a set expiry date, but it will be evaluated every five years by the Government.

E.      ISP

We are licensed as an ISP under DGPI Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011, as amended by Director General of Post and Informatics Operations Decree No. 302 0f 2013. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia internet access services with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

Table of Content

F.       Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to MoCI Decree No.331/KEP/M.KOMINFO/09/2013 dated on September 24, 2013 regarding the license for Internet Interconnection Service (Network Access Point) for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

G.      BWA

In July 2009, we won a tender for a wireless broadband access license and the right to provide BWA services in 12 zones, comprising eight zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services, as last amended by MoCI Decree No.  325/KEP/M.KOMINFO/05/2012. Due to inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

MoCI Regulation No.19/2011 also stipulates domestic component obligations for telecommunications devices and equipment used in providing BWA on the 2.3 GHz radio frequency. Initial domestic component obligations are 30% for subscriber stations and 40% for base stations, to be increased to 50% within five years.

As a result of the switch to neutral technology under MoCI Regulation No.19/2011, we lost vendor support for our preferred technology, which is based on fixed BWA technology.Vendors instead preferred to support the mobile BWA technology selected by other operators. Mobile BWA technology competes with Telkomsel. We therefore returned 4 of the 5 zones, which we had received. We retained our BWA license for Maluku zone so we would continue to qualify as a BWA operator on 2.3 GHz and have the right to access the BWA networks maintained by other operators.

Becoming a wireless broadband access operator is in line with the transformation of our business to TIMES, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

In July 2011, we are licensed to operate packet switched based on local fixed network by referring to MoCI Decree No.331/KEP/M.KOMINFO/07/2011 dated July 27, 2011 on the License of Operating Packet Switched Based Local Fixed Line  Network of PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

H.      Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPI Decree No.169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications Systems Services Operation for Telkom. This license does not have a set expiry date but will be thoroughly evaluated every five years.

I.        Payment Method Using e-Money

Following the implementation of Bank Indonesia’s Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 regarding how to use card-based payment instruments (“APMK”) and Bank Indonesia’s Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009. We operate our e-money business under the brand names “T-cash”.

With the issuance of Bank Indonesia Circular Letter No. 9/9/DASP dated January 19, 2007, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai  prepaid card.

Table of Content

J.       Remittance Service

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009 and No.12/48/DASP/13, we and Telkomsel may operate as a money transfer services provider.

K.      IPTV

On April 27, 2011, we and TelkomVision together obtained a license to operate IPTV services through the MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. In accordance with Regulation 15 year 2014 on Amendment of MCIT Decree  No.11/PER/M.KOMINFO/07/2010 regarding the Implementation Services Internet Protocol Television ("IPTV"), that the IPTV service can be applied nationally.

L.      Construction Services Business License (“IUJK”)

On June 6, 2012, the City Government of Bandung issued a construction services business license to us through IUJK No. 1-3273-858971-2-001772 for Telkom. The IUJK is valid for the execution of construction services throughout the domain of the Republic of Indonesia, comprising architecture, civil, mechanical and electrical works. The IUJK is valid until June 5, 2015. We are in the process of renewing this license.

Trademarks, Copyrights, Industrial Designs and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of the creativity involved, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents with the Directorate General of Intellectual Property Rights ("Ditjen HKI") at the Ministry of Law and Human Rights of the Republic of Indonesia.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

The following table lists the trademark submitted for the application registration for the period of 2013 and 2014:

No	Title	Application No.	Application Date
1	IndiHome	J002014043700	September 25, 2014
2	t-money	J002014028601	June 23, 2014
3	Bos Toko	J002014028602	June 23, 2014
4	Telkom Indonesia	J002014028603	June 23, 2014
5	Telkom Indonesia (with tag line “the world in your hand”)	J002014028604	June 23, 2014
6	Delima (new logo)	J002014028605	June 23, 2014
7	U See Zone	J002013014812	April 2, 2013
8	UTV	J002013014813	April 2, 2013
9	U Zone	J002013014814	April 2, 2013
10	U	J002013014815	April 2, 2013
11	U meet me	J002013022833	May 16, 2013

The following table lists of registration letter of copyrights accepted for the period of 2014:

No	Innovation Title	Application No.	Application Date	Registration Date	Innovation Number
1	“Super Resolution in Speedy Monitoring” Computer Program	C00201400479	February 5, 2014	March 17, 2014	67906
2	“Monitoring Penerimaan Pendapatan Tunai” Computer Program	C00201400480	February 5, 2014	March 17, 2014	67907
3	“Kesehatan Ibu dan Anak (KIA) Online” Computer Program	C00201400481	February 5, 2014	March 17, 2014	67908
4	“Upoint” Computer Program	C00201400482	February 5, 2014	March 17, 2014	67909
5	“Wifi.id finder” Computer Program	C00201400483	March 14, 2014	March 14, 2014	67827

Table of Content

The following table lists the copyrights that have been registered by us in 2013 and 2014:

No	Innovation Title	Type of Intellectual Property Rights	Application No.	Application Date	Registration Date
1	New Indihome	Logo	C00201403674	September 25, 2014	-
2	Telkom Game CenterApplication	Computer Program	C00201300509	February 7, 2013	-
3	ART Promo Application	Computer Program	C00201300510	February 7, 2013	-
4	Telkom StoreApplication	Computer Program	C00201300511	February 7, 2013	-
5	Qonnect Application	Computer Program	C00201300512	February 7, 2013	-
6	Telkom SNS Hub Client	Computer Program	C00201300513	February 7, 2013	-
7	U See Zone	Logo	C00201301288	April 2, 2013	-
8	U Zone	Logo	C00201301289	April 2, 2013	-
9	U	Logo	C00201301290	April 2, 2013	-
10	U TV	Logo	C00201301291	April 2, 2013	-
11	Firmware Telkom Homegateaway	Computer Program	C00201301292	April 2, 2013	-
12	Indi Home	Logo	C00201305330	December 3, 2013

We did not submit or register any patents in 2013 and 2014.

Telecommunications Industry in Indonesia

Ever since the change on telecommunication sector management scheme was implemented by the Government, from monopoly to competition scheme under Law No. 36 of 1999 on Telecommunication, Indonesian telecommunication industry indicated a rapid growth. The growth is further also accelerated by the advancement in communication technology which occupies radio frequency spectrum as an alternative on means of telecommunication which previously relied on wired and satellite networks.

There are several factors or conditions which support prospect of telecommunication industry growth in Indonesia, such as:

1.       Indonesia's demographics, with the fourth largest population in the world and a fast growing middle class segment, as well as Indonesia's economy that has shown stable and respectable growth in recent years, are expected to drive further demands for telecommunication and data services.

2.       Relatively low internet penetration compared with other countries in the region, while, the society is more exposed by digital lifestyle globalization and mostly rapid growth on smartphone occupation with more affordable price or high traffic on social media, are expected to boost mobile internet service growth. We believe that the growth of mobile internet service will sustain in line with increasing popularity of smartphone, tablet as well as other mobile devices with internet access features, faster wireless network data transmission and growing trend of smart devices and affordable internet service trends.

3.       The increasingly open and significant competition among telecommunication operators, which is expected to result in improved service quality, higher industry efficiency, and innovations in new products and services, which will growth in Indonesia's telecommunication industry. The consolidation of the telecommunications industry resulting from the recent merger of XL and Axiata has led to a reduction in the number of major competitors operating in the industry.

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

Table of Content

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

A.      Fixed Wireline, Fixed Broadband and DLD

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

We compete against other fixed line service providers such as Indosat, PT Bakrie Telecom Tbk. (formerly Ratelindo) and PT Batam Bintan Telecom in certain areas. However, traditional fixed line services have faced and will continue to increasingly face competition from cellular services, particularly as cellular tariffs decrease, and from other alternate services such as fixed wireless, SMS, VoIP and e-mail services.

We compete against other major fixed broadband service providers such as PT First Media Tbk and PT Supra Primatama Nusantara (BizNet Networks) as well as a new and upcoming competitor, PT Media Nusantara Citra.We expect to face increasing competition especially in key parts of the big cities in the future. Nonetheless, we expect demand for fixed broadband services to rise as a result of the growing middle class and changing consumer trends.

B.      Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2014, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 97.5% of the full-mobility cellular market. Other providers include Hutchison, Smart Telecom and Bakrie Telecom.

There were approximately 270 million mobile cellular subscribers in Indonesia as of December 31, 2014, a 12.9 % decrease from approximately 310 million as of December 31, 2013.

We believe that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2014, Telkomsel remained the largest national licensed provider of mobile cellular services in Indonesia, with approximately 140.6 million cellular subscribers and a market share of 52.1% of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 23.3% and  22.1% respectively, based on the estimated  number of subscribers as of December 31, 2014. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

The following table sets out information as of December 31, 2014 for each of the three leading cellular providers with national coverage:

Operator
	Telkomsel	Indosat	XL Axiata
Launch date	May-1995	Nov-1994(2)	Oct-1996
2G and 4G Licensed frequency bandwidth (GSM 900 MHz)	7.5 MHz	10 MHz	7.5 MHz
2G Licensed frequency bandwidth (GSM 1.8 GHz)	22.5 MHz	20 MHz	22.5 MHz
3G Licensed frequency bandwidth (2.1 GHz)	15MHz	10 MHz	15 MHz
Market share(1)	52.1%	23.3%	22.1%
Subscribers(1)	140.6 million	63.0 million	59.6 million

(1)   Internal estimate, dated December 31, 2014  based on various statistics compiled by us.

(2)   In November 2003, Indosat and Satelindo merged and Indosat took over Satelindo’s cellular operations.

Hutchison also provides cellular services in Indonesia and has been allocated frequency spectrum of 20 MHz.

Table of Content

C.      IDD

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat, as well as Bakrie Telecom. IDD also faces competition with VoIP and other internet-based voice services like Skype and Google Talk.

D.      VoIP

We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat Solusindo Pte.Ltd., PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through websites or through software that allows voice communications through the internet using computers or smartphones.

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, offer budget calls and other products such as prepaid calling cards aimed at price sensitive users. We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “TelkomSave”. TelkomSave offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with internet-based voice services likes Skype and Google Talk.

E.      Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure. This need is driven by the high demand from services such as cellular backhaul, broadband backhaul, enterprise network, OUTV (Occasional Usage TV), military and goverment network, video distribution, DTH television, flight communication  and disaster recovery.

Supply transponders in Southeast Asia at this time could only meet 75% of the existing demand. Some operators are in the process of development of a satellite in orbit slot position and coverage of Southeast Asia such as: satellite MEASAT-3B (91.8 oBT), Telkom-4 (108oBT), satellite SES-9 (108.2oBT), Telkom-3S (118oBT), satellite THAICOM-7 (119oBT), satellite APSTAR-9 (142oBT), satellite PSN-VI (146oBT), and BRI SAT (150.5oBT). In 2019, an estimated supply will approach the demand, but it still remains lacking.

There are 18 satellite operators with satellites covering Southeast Asia:

1.       SES Global (Luxembourg)

2.       Eutelsat Asia (France)

3.       APT Satellite (Hong Kong)

4.       AsiaSat (Hong Kong)

5.       JSAT (Japan)

6.       MEASAT (Malaysia)

7.       MCI – Media Citra Indostar (Indonesia)

8.       Indosat (Indonesia)

9.       VinaSat (Vietnam)

10.   SingTel/Optus (Singapore)

11.   Telkom (Indonesia)

12.   ChinaSat (China)

13.   Mabuhay (Philippines)

14.   Thaicom (Thailand)

15.   ABS (Hong Kong)

16.   Lippo Star (Indonesia)

17.   Intelsat (US)

18.   Telesat (Canada)

Satellite service delivery essentially consists of a satellite transponder leasing to the broadcaster, VSAT service provider backhaul, enterprise networks and military networks. In the provision of transponder, the competition was not relatively high, which contained the competition is on VSAT service providers. This condition generally causes the satellite transponder market prices remained stable. The big difference in price was caused by the quality of power.

Table of Content

Viewing the market opportunities and limitations of satellite transponder, we developed a satellite business with build Telkom-3S (substitute) and Telkom-4. Currently,  Telkom-3S is in the process of manufacturing with the RFS targets by the end of 2016, while Telkom-4 is in the process of planning. Telkom-4 as a substitute for Telkom-1 satellite in orbit slot 108oBT will be used to maintain the continuity of existing services. For the service expansion in the international market, we conduct development of beam to India with the capacity of 24 TPE C-Band through Telkom-4.

The current trend in the satellite business is the development of broadband satellite. As the bandwidths in the C-Band and Ku-Band frequencies are fully utilized, utilization of the Ka-Band frequencies will become an option. The technology for Ka-Band frequencies has  been progressing rapidly in the last decade. Broadband satellite utilizes Ka-Band frequencies with a use configuration, resulting in capacities of up to 100 Gbps. Currently, we are engaged in design and demand studies for broadband satellites.

F.       BTS

As of December 31, 2014, we operated 85,420 BTS located throughout Indonesia. Through our subsidiary, Dayamitra, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat, Bakrie Telecom and PT Tower Bersama Infrastructure Tbk.

G.      Others

Deregulation in the Indonesian telecommunications sector has encouraged competition in the multimedia, internet, and data communications services businesses. The diversification of businesses has gained momentum resulting in intense competition, particularly in terms of price, range of services offered, quality and network coverage, as well as customer service quality.

Legal Basis and Regulation

The framework for the telecommunications industry comprises specific laws, government regulations, ministerial regulations and ministerial decrees which are enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications”, contained in MoC Decree No.KM.72/1999 dated September 17, 1999 which was intended to:

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

The Telecommunications Law eliminated the concept of “organizing entities” thereby ending our and Indosat’s responsibility for coordinating domestic and international telecommunications services. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law was  implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such  regulations include:

-          Government Regulation No.52/2000 regarding Telecommunications Services;

-          MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks;

-          MoC  Decree No.KM.21/2001 regarding the Provision of Telecommunications Services that was most recently amended by  MoCI Regulation No.8/2015 regarding the Fourth Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Services;

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

Table of Content

B.      Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him through Telecommunication Law, the Ministry of Communication and Information  sets policies, regulates, supervises and controls the telecommunications industry in Indonesia. On October 28, 2010, MoCI engaged in certain organizational and administrative reforms that include transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and the Directorate General of Post and Informatics (“DGPI”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information. Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications, which transfer all substances relating to the postal  and telecommunications sectors  to the DGPI including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters relating to radio frequency spectrum and standardization of telecommunications equipments  were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by  MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”). Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA is chaired by the Director General of Post and Informatics Operations and comprises nine members which includes six members of the public and three members selected from Government institutions (DGRE and Director of DGPI and a  government representative appointed by MoCI).

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

C.      Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized  telecommunication services into the following three categories, (1) provision of telecommunication networks, (2) provision of telecommunication services; and (3) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services, as last amended by  MoCI Regulation No.8/2015  regarding the Fourth Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Service, are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified  network operations into fixed and mobile networks. MoC Decree No.KM.21/2001 categorized  the provision of services into basic telephony services value-added telephony services, and multimedia services.

D.      Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed line telecommunications services until December 31, 2010 and DLD services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for the provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights to provide domestic  fixed line telephone  and DLD services as well as Indosat’s  and Satelindo’s duopoly rights to provide basic international telephone  services. Instead, the Government adopted a duopoly policy to create competition between Indosat and us as comprehensive service and network providers.

Table of Content

E.      DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as the first DLD service provider, we were required to gradually open our network to the three-digit access code in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter amended the National Telecommunications Plan, as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed the deadline for the implementation of three digit access code for DLD calls throughout all the area code in Indonesia until September 27, 2011.

Pursuant to MoCI Decree No.43/2007, we opened our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008. Since that  date, our customers were able to make DLD calls from Balikpapan by first dialing Indosat’s “011”. As stipulated in MoCI Regulation No.43/2007, we have provided a nation-wide network for three-digit access code for fixed and fixed wireless DLD with “01X” that can be used by Indosat or  other licensed operator starting September 27, 2011. To date, no other licensed operators have submitted a request to us to connect their networks and enable DLD access.

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

-       MoCI Decree No.268/KEP/M.KOMINFO/9/2009 regarding the Determination of Additional Allocation of Radio Frequency Bandwidth Blocks, Tariffs, and Payment Scheme Radio Frequency Spectrum Right of Usage Fees for IMT-2000 Moble Cellular Operators at 2.1 GHz Radio Frequency Band; and

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

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”) which mandated a cost-based interconnection tariff scheme for all network and services operators and this replacedthe previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator on which a call terminates based on a long-run incremental cost formula provided under MoCI Regulation No.8/2006.

Table of Content

MoCI Regulation No.8/2006 requires  operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs. The RIO proposals also include call scenarios, traffic routing, point of interconnection, procedure for requesting and providing interconnection and other matters. RIOs must also disclose the type of interconnection services offered and tariffs charged for each service offered. Interconnection access providers are required to implement a queuing system on a First-in-First-Serve basis. Additionally, network interconnection must be implemented transparently and without discrimination.

Pursuant to MoCI Regulation No.8/2006 and ITRA Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO proposal to the ITRA in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, we and all other network operators signed new interconnection agreements that superseded previous  interconnection agreements between us and other network operators which also amended all interconnection agreements signed in December 2006. These agreements temporarily served in lieu  of the RIOs while the ITRA continued to review the RIO proposals received from ourselves and other operators.

On February 5, 2008, the ITRA required that we and other operators began implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to Directorate General of Post and Telecommunication (“DGPT”)  Decree No.205/2008, the ITRA and the MoCI approved the RIO proposals from all operators to replace previous interconnection agreements. The RIO which was approved in 2008 was effective  until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This is the result of interconnection charges recalculation conducted in 2010 by the MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. In this process, we  were appointed as a default data source for the calculation of fixed wireline  and fixed local interconnection tariffs. Our subsidiary, Telkomsel, and Indosat were similary appointed as the default data source for the calculation cellular interconection tariffs. Meanwhile, Indosat data is positioned as a benchmark for calculating the cost of cellular mobile network interconnection. The results of this  interconnection charges reform  caused a slight decrease in interconnection costs.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain ITRA’s approval, necessitating changes in our  and Telkomsel’s  RIOs which were approved on June 20, 2012. In 2012, we and Telkomsel were confirmed as telecommunication network operators that are capable of posting revenue of 25% or more of total operating revenues of all telecommunication operators combined in the respective segments in 2012, through the Decree of the Director General of PPI No.181A/KEP/DJPPI/KOMINFO/5/2012 dated May 16, 2012. Up until the publishing of this report, no recalculation of interconnection fees for 2012 had been done as doing so would have been preceded by an evaluation on interconnection charges in 2011.

J.       VoIP

In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.KOMINFO/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No.14/PER/M.KOMINFO/04/2011, as partly revoked by MoCI Regulation No.11 of 2014, which imposed quality control standards in relation to VoIP services and this became effective three months thereafter, to which we and other operators must adhere to.

K.      IPTV

Several provisions in the MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”) regarding the Implementation of Internet Protocol Television (IPTV) Service has been amended by Regulation No.15/2014 regarding the Implementation of Internet Protocol Television (IPTV) Service that became the legal basis for the IPTV licensing and regulates the provision of IPTV services, including the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers.

MoCI Regulation No.11/2010 recognizes IPTV as  a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Referring to MOCI Regulation No.15/2014, the licenses that we needed, among others: (a) Local Fixed Network License, Mobile Network or Fixed Closed Network License; (b) Operating Internet Access/ISP License; and (c) Broadcasting Operation of Subscription Television Broadcasting Services Institution License. Such a consortium may only provide IPTV services in the area covered by all three required licenses. This was in line with abolition of the provisions of the Implementation of Broadcasting

Table of Content

Operation of Subscription Television Broadcasting Services Institution via cable, become Broadcasting Operation of Subscription Television Broadcasting Services Institution.

In the Government Regulation No.52/2005 regarding the Broadcasting Implementation of Broadcasting Subscription Institute ("LPB") mentioned that the broadcasting could be conducted via satellite, cable and terrestrial. Broadcasting via satellite could reach nationwide, while cable and terrestrial have  a range of a particular region. LPB licenses of broadcasting via satellite owned by PT Indonusa (Telkomvision) became our legal basis became our legal basis to enforce IPTV services nationally.

L.      Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio frequencies as stipulated in MoCI Regulation No.13/P/M.KOMINFO/8/2005 dated September 6, 2004, which is partially amended by MoCI Regulation No.37/P/M.KOMINFO/12/2006 dated December 6, 2006 (“MoCI Regulation No.37/2006”), our satellite operations is also regulated by the Radio Communications Bureau of the International Telecommunications Union.

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

N.      USO

All telecommunications operators, whether network or service providers, are bound by an USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding the USO (as amended by MoCI Regulation No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) stipulated, among others, details services that shall be provided in relation to USO regulation, which is providing telephone, SMS and internet access in remote and other areas of Indonesia that have been classified as USO regions where it is not economical to provide these services.

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Pursuant to Government Regulation No.7/2009 dated January 16, 2009,  regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”) and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the current USO tariff rate is 1.25% of gross revenue, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No.05/PER/M.KOMINFO/2/2007 was replaced by Decree No.45 year 2012 of the MoCI which was effective from January 22, 2013. The Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changes to the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

O.      Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

We are required to pay right-of-use fees related to the radio frequency spectrum that we use. The right-of-use fees with reference to our BTS licensing were payable annually based on a formula that took into account base prices for both radio frequency spectrum and transmission capacity, as adjusted by fee indices set by the Ministry of Communications and Information in consultation with the Ministry of Finance. The right-of-use fees calculated with reference to our radio frequency spectrum is determined by tender and comprises both an upfront fee and radio frequency spectrum (“IPSFR”) annual fees.

Based on the Decree No. 76 dated December 15, 2010 of the Government, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is valid for 5 years unless further amended.

Table of Content

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

P.       Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“MoCI Regulation No.02/2008”). Under MoCI Regulation No.02/2008, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers without any discrimination with due regards to the technical capacity of the respective tower.

Since the operations of telecommunication towers involve a number of relevant Government bodies, on March 30, 2009, a joint regulation was issued in the form of the Ministry  of Home Affairs Regulation No.18/2009, Ministry  of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

The Joint Decree regulates that license for telecommunication tower construction is to be issued by regents or mayors and the Governor in relation to the Jakarta Province. The Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

In addition to the Joint Decree and MoCI Regulation No.02/2008, several regional authorities have implemented regulations limiting the number and location of telecommunications tower and require operators to share in the utilization of telecommunications towers.

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

C.    ORGANIZATIONAL STRUCTURE

Information on Our Organizational Structure

We have adopted a holding company approach to corporate management, which we believe will provide productive flexibility for all our business entities in accordance with the needs  of the respective units.

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

In addition, we introduced the Board of Executives to improve our parenting mechanism. The Board’s membership comprises all members of Telkom’s Board of Directors and a number of Chiefs  of Business. The  Chiefs  of Business title is reserved for senior business experts, who are our senior executives and horizontally positioned equivalent to our  Directors.Our Chief of Business meant to serve in formulating corporate level strategy decisions as well as fostering a harmonious relationship between subsidiaries and the parent.

Furthermore, refer to our Board of Executive Charter Telkom Group that was decided on December 19, 2013, we divided  our management of subsidiaries into four categories. Telin manages our international subsidiaries, namely Telin Singapore, Telin Australia, Telin Malaysia, Telin Hong Kong and Telin Timor Leste. Telkomsel manages the cellular business. Metra manages the media value chain, namely MetraPlasa, Melon, Sigma, Metra-net, Infomedia, Ad Medika, PINS, Finnet, MD Media, PCM  and Metra TV. Telkom Infratel manages the infrastructure and ecosystem business, namely Dayamitra, Patrakom, Telkom Akses and GSD.

Table of Content

Telkom’s Organizational Structure

ORGANIZATIONAL STRUCTURE

President Director
Senior Vice President Corporate Secretary Department
VP Legal & Compliance
VP Regulatory Management
VP Corporate Office Support
VP Corporate Communication
Senior Vice President Program Management Office
PMO Controller
Head of Internal Audit
VP Infrastructure & Operations Audit
VP Support & Subsidiary Audit
VP Enterprise Management Audit
Director of Human Capital Management
VP Human Capital Policy
VP Industrial Relation
VP Organisation Development
VP Telkom Smart Office
SGM Human Capital Center
SGM Community Development Center
SGM Telkom Corporate University Center
SGM Assessment Center Indonesia
Director of Finance
VP Management Accounting
VP Corporate Finance
VP Financial & Logistic Policy
VP Investor Relation
VP Risk & Process Management
VP Supply & Planning Control
SGM Finance Billing & Collection Center
SGM Supply Center
Director of Innovation & Strategic Portofolio
SVP Strategic Investment
VP Strategic Investment Execution
VP Strategic Investment Planning
SVP Sinergy
VP Integration & Portfolio Management
VP Corporate Strategic Planning
VP Innovation Strategy
EGM Digital Business Division
SGM Innovation & Design Center
Director of Consumer Service
VP Consumer Product Planning
VP Consumer Relationship Manage-ment
VP Consumer Marketing & Sales
VP Consumer Service Supervision
EGM Regional 1-7 Division
Director of Enterprise & Business Service
VP Enterprise Business Strategy
VP Enterprise Service
VP Business Service
VP Marketing & Operation Align-ment
EGM Enterprise Service Division
EGM Business Service Division
EGM Government Service Division
Director of Wholesale & International Service
VP Wholesale & International Devel-opment
VP Wholesale & International Voice Service
VP Wholesale & International Net-work Service
EGM Wholesale Service Division
Director of Network, IT & Solution
VP Infrastructure Service & Governance
VP Information Technology Strategy & Governance
VP Solution
EGM Broadband Division
EGM Wireless Broadband Division
EGM Network of Broadband Division
EGM Information Technology Service & Solution Division

Directorate	Function and Authority
NITS Directorate

Focuses on managing the Infrastructure Strategy and  Governance, IT Strategy and  Governance, and Solution, as well as managing the IT utilization and service operation and management, in order to support the capitalization of established businesses and also controlling infrastructure operations through the Network of Broadband, Information System Center Division, Wireless Broadband Division and Broadband Division.

ISP Directorate

Focuses on managing the functions of corporate strategic planning, strategic business development, innovation strategy and  synergy, as well as the operational management of the Digital Business Division and Innovation and Design Center units.

CONS Directorate	Focuses on managing the consumer product planning, consumer realtionship amagement, consumer marketing and sales and consumer service supervision.
EBIS Directorate

Focuses on managing marketing and operation aligment, enterprise business strategy, enterprise service, business service, through the Enterprise Services Division, Business Services Division, and Goverment Service Division

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

FIN Directorate

Focuses on the company’s financial management through Corporate Finance unit, Management Accounting unit, Investor Relations unit, Financial Logistic Policy, Risk and Process Management unit, and managing financial operations centrally through the Finance, Billing and  Collection Center unit.

Table of Content

Information on Subsidiaries and Associated Companies

We have experienced continuous organic and inorganic growth. Organic growth is achieved through the expansion of our existing operations and the creation of synergies between our subsidiaries. Inorganic growth is accomplished through the acquisition of companies that we deemed are capable to add strategic value to our entire Group and to contribute to the long-term revenue growth and sustainability of business.

The following table illustrates our corporate structure,  as of December 31, 2014, including our direct and indirect equity ownership in our subsidiaries.

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2014, is set forth below and is contained in Notes  1d and 11 to our Consolidated Financial Statements included elsewhere in this report.

Direct Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Telekomunikasi Selular (“Telkomsel”), Jakarta	65%	Telecommunication -provides telecommunication facilities and mobile cellular services using the Global System for Mobile Communication (“GSM”) technology	Operational	Telkomsel was established on May 26, 1995.
PT Multimedia Nusantara (“Metra”), Jakarta	100%	Multimedia and network telecommunication services	Operational

Metra, acquired on May 9, 2003, is our NEB holding company. Metra focuses on network construction, development, maintenance and services, and multimedia services (data communications systems, portal and online transaction services).

PT Telekomunikasi Indonesia International (“TII”), Jakarta	100%	Telecommunication	Operational

Previously known as PT Ariawest International, TII was acquired on July 31, 2003 and is a wholly owned subsidiary of Telkom. Currently, TII has obtained the fixed closed network (“Jartaptup”)  license and Network Access Provider license. TII provides network services and international telecommunication services, as well as international business.

PT PINS Indonesia (“PINS”), Jakarta	100%	Telecommunication construction and services	Operational	Previously PT Pramindo Ikat Nusantara. PINS was originally established to operate our KSO in Sumatra. It was acquired on August 15, 2002.

Table of Content

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta	100%	Telecommunication	Operational

Dayamitra provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Dayamitra transformed it self by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

On October 9, 2014, we signed a Conditional Shares Exchange Agreement with PT Tower Bersama Infrastructure Tbk ("TBI") to exchange our 49% ownership in Dayamitra for 5.7% ownership in TBI. In addition, we have an option to exchange our remaining 51% ownership in Dayamitra within 2 years that will increase our ownership in TBI up to 13.7%. The completion of the agreement is subject to various approvals, including those of the shareholders of Dayamitra and TBI. The transaction is still in progress

PT Graha Sarana Duta (“GSD”), Jakarta	99.99%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operational	Acquired on April 25, 2001, GSD operates throughout Indonesia and manages buildings owned by us and third parties.
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta	60%	Telecommunication - provides Network Access Point (“NAP”), Voice Over Data (“VOD”) and other related services	Ceased operation	Napsindo was established on December 29, 1998, Napsindo ceased operation as of January 13, 2006.
PT Telkom Akses (“Telkom Akses”), Jakarta	100%	Construction, service and trade in the field of telecommunication	Operational	Telkom Akses was established on November 26, 2012.
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta	100%	Telecommunication - provides satellite communication system services and facilities	Operational	Patrakom was established on September 28, 1995. On September 25 and November 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom.
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta	100%	Construction, services and trade in the field of telecommunication	Operational	Telkom Infratel was established on January 16, 2014.

Table of Content

Indirect Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Infomedia Nusantara (“Infomedia”), Jakarta	100% (through a 51% ownership by Metra)	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	Operational

Infomedia was acquired on September 22, 1999 to operate KSO in Sumatra. Infomedia has transformed from focusing on three pillars of business (directory service, contact center services and content services) to focus on business process outsourcing and digital media and rich content services.

PT Sigma Cipta Caraka (“Sigma”), Tangerang	100% ownership by Metra	Information technology service - system implementation and integration service, outsourcing and software license maintenance	Operational	Sigma was established on May 1, 1987. It service focuses on providing IT solutions.
Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”), Singapore	100% ownership by TII	Telecommunication	Operational

Telin Singapore was established on December 6, 2007, pursuant to the laws of Singapore. Telin Singapore is a wholly owned subsidiary of TII. The Company has obtained Facility Based Operator License. Currently, it provides wholesale voice, wholesale data and Managed Service.

PT Metra Plasa (“Metra Plasa”), Jakarta	60% ownership by Metra	Network and e-commerce services	Operational	Metra established Metra Plasa with eBay International AG on April 2, 2012.
PT Administrasi Medika (“Ad Medika”), Jakarta	75% ownership by Metra	Health insurance and administration services	Operational	Ad Medika was acquired on February 25, 2010. Ad Medika provides online claim processing services between the hospitals and health insurance companies.
PT Finnet Indonesia (“Finnet”), Jakarta	60% ownership by Metra	Information technology services	Operational

Finnet was established on October 31, 2005, as a provider of IT infrastructure, applications and content for information systems and financial transactions for the banking and financial services industry.

PT Telkom Landmark Tower (“TLT”), Jakarta	55% ownership by Telkom Property	Service for property development and management	Operational	GSD established TLT with Yakes Telkom on December 27,2011.
Telekomunikasi Indonesia International Ltd., Hong Kong (“Telin Hong Kong”), Hong Kong	100% ownership by TII	Telecommunication	Operational

Telin Hong Kong was established in Hong Kong on December 8, 2010 a wholly owned subsidiary of TII. Telin Hong Kong obtained Unified Carrier License on March 1, 2011, Service Based Operator for MVNO on July 27 2011 and License for Operating Money Service on July 18, 2012. Currently, it provides wholesale voice, wholesale data and retail mobile services. The MVNO service is provided under the brand Kartu As 2in1.

PT Metra-Net (“Metra-Net”), Jakarta	99.99% ownership by Metra	Multimedia portal service	Operational	Metra-Net was established on April 17, 2009 and focuses on e-commerce (B2C) and portals.
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	-	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities	Liquidated	TSFL was established on April 22, 2002.

Table of Content

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
Telekomunikasi Indonesia International S.A. (“TL”) (“Telin Timor Leste”), Timor Leste	100% ownership by TII	Telecommunication	Operational

Telin Timor Leste was a subsidiary of TII established on September 17, 2012. Telin Timor Leste  has obtained radio spectrum license and general registration certificate. It provides cellular services with coverage all over Timor Leste districts and broadband internet with 3G on 850Mhz frequency, Corporate Solution, as well as Wholesale Voice and Data.

PT Graha Yasa Selaras (“GYS”), Jakarta	51% ownership by GSD	Tourism service	Operational	GSD established GYS with Yakes Telkom on February 7, 2012 to focus on hospitality services.
PT Metra Digital Media (“MD Media”), Jakarta	99.99% ownership by Metra	Directory Information Services	Operational	MD Media was established on January 22, 2013 and focuses on digital advertising services.
PT Pojok Celebes Mandiri (“PCM”), Jakarta	51% ownership by Metra	Tour agent/bureau services	Operational	PCM was established on August 16, 2013 and provides travel booking and purchase services.
PT Satelit Multimedia Indonesia (“SMI”), Jakarta	99.99% ownership by Metra	Satellite service	Operational	SMI was established on March 25, 2013 and focuses on commerce and providing network services, telecommunication, satellite and multimedia services.
PT Metra Digital Investama (“MDI”), Jakarta	99.99% ownership by Metra	Trading and/or providing service related to information and technology, multimedia, entertainment, and investment	Operational	Previously PT Metra Media. MDI was established on January 29, 2013 and focuses on trading, construction, advertising, and other services.
Telekomunikasi Indonesia International Pty. Ltd. (“Telkom Australia”), Australia	100% ownership by TII	Telecommunications and IT - based services	Operational	Telkom Australia is a wholly owned subsidiary of TII. Established on January 14, 2013, it engages in Business Process Outsourcing (BPO), Information Technology Outsourcing (ITO), and IT Services.
PT Metra TV (“Metra TV”), Jakarta	99.83% ownership by Metra	Subscription - broadcasting services	Operational	Metra TV was established on January 8, 2013 and provides pay-TV services.
Telkom Macau Ltd. (“Telkom Macau”), Macau	100% ownership by Telin Hong Kong	Telecommunication	Operational	Telkom Macau is a subsidiary of Telin Hong Kong, which was established on May 13, 2013 and is expected to provide MVNO services.
Telkom Taiwan Ltd. (“Telkom Taiwan”), Taiwan	100% ownership by Telin Hong Kong	Telecommunication	Dormant	Telkom Taiwan is a subsidiary of Telin Hong Kong, which was established on June 3, 2013 and is expected to provide MVNO services.
Telekomunikasi Indonesia International Inc. (“Telkom USA”), USA	100% ownership by TII	Telecommunication services	Operational	Telkom USA is a wholly owned subsidiary of TII. It was established on December 11, 2013.
PT Nusantara Sukses Sarana (“NSS”), Jakarta	99.99% ownership by GSD	Building and hotel service management and other services	Dormant	NSS was established on August 27, 2014 and focused on building and hotel service management.
PT Nusantara Sukses Realti (“NSR”), Jakarta	99.99% ownership by GSD	Service and Trading	Dormant	NSR was established on August 27, 2014.
PT Nusantara Sukses Investasi (“NSI”), Jakarta	99.99% ownership by GSD	Service and Trading	Operational	NSI was established on August 27, 2014.

Table of Content

Associated Companies

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Integrasi Logistik Cipta Solusi (“ILCS”), Jakarta	49% ownership by Metra	E-trade logistic services and other related services	Operational	Metra established ILCS with Pelindo II on September 21, 2012.
PT Citra Sari Makmur (“CSM”), Jakarta	25%	Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities	Operational	CSM was established on February 14, 1986.
PT Indonusa Telemedia (“Indonusa”), Jakarta	20% (including through 4.33% ownership by Metra)	Pay television and content services	Operational

Established on May 7, 1997, Indonusa is a multimedia (pay-TV, internet service) service provider. Since 2007, Indonusa was the first Pay TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay TV), under the “TelkomVision” brand. On October 8, 2013, 1,036,059, 483 Indonusa shares (equivalent to 80% of its ownership in Indonusa) were sold to PT Trans Corpora and PT Trans Media Corpora.

PT Tiphone Mobile Indonesia Tbk (“TiPhone”), Jakarta	24.92% ownership by PINS	Telecommunication equipment business	Operational

Established on June 25, 2008.Based on notarial deed No. 118 dated September 11, 2014 of Jimmy Tanal, S.H., M.H.PINS, our subsidiary, acquired 25% ownership in TiPhone to strengthen our digital ecosystem.

Joint Venture Companies

Company	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Melon Indonesia (“Melon”), Jakarta	51% ownership by Metra	Digital Content Exchange Hub services (“DCEH”)	Operational	Melon is a joint venture company between Metra and SK Telecom Korea. Melon was established on August 16, 2010.
Telekomunikasi Indonesia International Malaysia Sdn. Bhd. (“Telin Malaysia”), Kuala Lumpur	49% ownership by TII	Telecommunication	Operational

Telekomunikasi Indonesia International Malaysia Sdn. Bhd. is a Joint Venture Company with Compudyne. Sdh. Bhd. established on July 2, 2013, obtaining Applications Service Provider Class (ASP(C)) on July 23, 2013 and Network Service Provider (NSP) on August 23, 2013. Engaging in the business of providing a full range of telecommunication services and other business related to telecommunications systems, data processing, systems and information systems in Malaysia.

PT Teltranet Aplikasi Solusi (“Teltranet”), Jakarta	51% ownership by Metra	Communication system services	Operational	Teltranet is a joint venture company between Metra and Telstra Holding Singapore Pte.Ltd.. Teltranet was established on October 27, 2014.

D.    PROPERTY AND EQUIPMENT

Our property and equipment are primarily used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained in Note 12 to our Consolidated Financial Statements and Item 4 “Information on The Company - Business Overview - Network Infrastructure and Development". See Item 5B "Liquidity and Capital Expenditure - Material Commitments for Capital Expenditures” for material plans to construct, expand or improve our property and equipment.

Table of Content

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

We own several pieces of land located throughout Indonesia with the right to build and use for a period of 10 to 45 years, which will expire between 2015  and 2053. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years and is renewable for an additional 20 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. All assets owned by our  Company have  been pledged as collateral for bonds. Certain property and equipment of our  subsidiaries with gross carrying value amounting to Rp6,962 billion as of December 31, 2014  have been pledged as collateral for lending agreements. Please refer to Notes 18 and 19 of our Consolidated Financial Statement.

Insurance

As of December 31, 2014, property and equipment excluding land rights, with net carrying amounts of Rp85,352  billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling Rp15,244  billion, US$119 million, EURO133 thousand, HKD19 million and SGD29 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2012, 2013 and 2014 included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A.      OPERATING RESULTS

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2014, we had approximately 195.2 million subscribers in service, comprising 140.6 million cellular subscribers through Telkomsel, 9.7 million subscribers on our fixed wireline network, 4.4 million subscribers on our fixed wireless network and 40.5 million broadband subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Table of Content

Growth of the Indonesian economy slowed in 2014 as growth in gross domestic product decreased from an average of 6.2% in the period from 2010 to2013 to 5.0% in 2014. Inflation accelerated from an average of 5.9% in the period from 2009 to2013 to 8.4% in 2014 (source: Center of Statistic Bureau) and the rupiah depreciated from an average of Rp8,508 in the period from 2010 to2014 to Rp12,440 as of December 31, 2014 (source: Bank Indonesia). Though the exposure of our Company and our subsidiaries to foreign exchange rates is not material, we are exposed to foreign exchange risk on certain of our sales, purchases (such as capital expenditures) and borrowings that are denominated in US  Dollar and Japanese Yen.

See Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Exchange Rate Risk”.

The growth in our revenues from 2014 compared with 2013 was largely driven by increases in revenues from data, internet and information technology services, which increased by 15.7% driven largely by increased mobile phone data usage and mobile broadband subscriptions, and cellular revenues which increased by 6.7%.

Our operating results in 2014 compared with 2013 also reflected an increase in expenses. This increase was mainly driven by operation, maintenance and telecommunication service expenses, which increased primarily as a result of an increase in our network capacities to better serve our customers, particularly for internet and data service.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Cellular Telephone Revenues with Increase in Subscribers ARPU

Our cellular telephone revenues increased by 6.7% from 2013 to 2014 due to an increase in the number of our cellular subscribers by 6.9% in 2014. Telkom's revenues from cellular phone services (usage charges, monthly subscription charges and features) accounted for 38.2% of our consolidated revenues for the year ended December 31, 2014, compared to 38.7% for the year ended December 31, 2013.

In Indonesia, mobile phones have become the primary tool for telecommunication, both for voice calls as well as for internet usage. Over 50% of our cellular revenues are derived from voice services, but the growing popularity of smartphones, has contributed to the growth of our cellular data revenues. We believe of competition in voice tariffs has stabilized for now, while the increase in data revenue has started to contribute to our ARPU. This is reflected in our increased monthly ARPU from approximately Rp37,500 in 2013 to approximately Rp39,000 in 2014 due to increased revenue from data, internet and information technology services.

We believe that while competition has become more rational in Indonesia, however, we still consider it as a major risk to our businesses.

See Item 3 “Key Information – Risk Factors – Risks Related to Our Business – Competition Risks Related to Our Cellular Business (Telkomsel)”.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for 42.0% of our consolidated revenues for the year ended December 31, 2014, compared to 39.3% for the year ended December 31, 2013. Revenues from our data, internet and information technology services increased by 15.7% from 2013 to 2014. The increase in data, internet and information technology services revenues in 2014 was primarily due to a 22.2% increase in revenues from internet, data communication and information technology services, largely driven by increased mobile phone data usage and mobile broadband subscriptions. We seek to continue to increase such revenues and have continued to invest in improving broadband infrastructure.

Decrease in Fixed Lines Telephone Revenues

Our fixed lines telephone revenues decreased by 8.5% from Rp9,701 billion in 2013 to Rp8,881 billion in 2014 as a result of 2.2% decrease in fixed wireline revenues and 59.9% decrease in fixed wireless revenues. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of the Flexi business and migrate Flexi subscribers to Telkomsel. Although we plan to continue to operate the Flexi service to serve our remaining Flexi customers who have not migrated to Telkomsel till December 14, 2015, we have continued with our migration strategy to encourage our fixed wireless customers to enter into plans operated by Telkomsel. We believe that fixed lines telephone revenues have been declining due to the increased usage and more competitive tariffs of mobile cellular services and increased penetration of cellular subscribers in Indonesia. Cellular services provide increased convenience, and in certain cases where subscribers call other subscribers using the same provider’s network, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider. We expect that the trend of declining fixed lines telephone revenues will continue.

Table of Content

TELKOM'S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

The following table sets out our Consolidated Statements of Comprehensive Income for the years ended 2012, 2013 and 2014. Each item is expressed as a percentage of total revenues or expenses.

	2012		2013		2014
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Revenues
Telephone Revenues
Cellular
Usage charges	29,477	38.2	30,722	37.0	32,972	36.8	2,662
Features	558	0.7	686	0.8	751	0.8	61
Monthly subscription charges	696	0.9	730	0.9	567	0.6	46
Sub - total	30,731	39.8	32,138	38.7	34,290	38.2	2,769
Fixed Lines
Usage charges	7,323	9.5	6,453	7.8	5,347	6.0	432
Monthly subscription charges	2,805	3.6	2,682	3.2	2,697	3.0	218
Call center	228	0.3	324	0.4	736	0.8	59
Installation charges	112	0.1	12	0.0	31	0.0	2
Others	194	0.3	230	0.3	70	0.1	6
Sub - total	10,662	13.8	9,701	11.7	8,881	9.9	717
Total Telephone Revenues	41,393	53.7	41,839	50.4	43,171	48.1	3,486
Data, Internet and Information Technology Service Revenues
Internet, data communication and information technology services	15,674	20.3	19,267	23.2	23,550	26.3	1,902
SMS	12,631	16.4	13,134	15.8	14,034	15.6	1,133
E-business	55	0.1	83	0.1	103	0.1	8
VoIP	81	0.1	119	0.1	25	0.0	2
Total Data, Internet and Information Technology Service Revenues	28,441	36.9	32,603	39.3	37,712	42.0	3,045
Interconnection Revenues	4,273	5.5	4,843	5.8	4,708	5.2	380
Network Revenues	1,208	1.6	1,253	1.5	1,280	1.4	103
Other Telecommunications Service Revenues	1,812	2.3	2,429	2.9	2,825	3.1	228
Total Revenues	77,127	100	82,967	100	89,696	100	7,242
Expenses
Operations, Maintenance and Telecommunication Service Expenses
Operations and maintenance	9,012	16.6	10,667	18.4	12,583	20.4	1,016
Radio frequency usage charges	3,002	5.5	3,098	5.4	3,207	5.2	259
Concession fees and USO charges	1,445	2.7	1,595	2.8	1,818	3.0	147
Electricity, gas and water	879	1.6	1,063	1.8	1,180	1.9	95
Cost of set top boxes, SIM and RUIM cards	687	1.3	752	1.3	1,031	1.7	83
Leased lines and CPE	407	0.8	440	0.8	758	1.2	61
Vehicles rental and supporting facilities	293	0.5	439	0.8	581	0.9	47
Cost of IT services	222	0.4	677	1.2	357	0.6	29
Insurance	671	1.2	374	0.6	335	0.5	27
Project management	102	0.2	138	0.2	180	0.3	15
Others	76	0.1	89	0.2	258	0.4	21
Total Operations, Maintenance and Telecommunication Service Expense	16,796	31.0	19,332	33.4	22,288	36.2	1,800
Depreciation and Amortization	14,474	26.7	15,805	27.3	17,178	27.9	1,387
Personnel Expenses
Salaries and related benefits	3,257	6.0	3,553	6.1	3,759	6.1	304
Vacation pay, incentives and other benefits	3,400	6.3	3,252	5.6	3,182	5.2	257
Employees’ income tax	1,022	1.9	1,160	2.0	1,317	2.1	106
Pension benefit cost	831	1.5	988	1.7	643	1.0	52
Post-employment health care benefit cost	246	0.5	382	0.7	248	0.4	20

Table of Content

	2012		2013		2014
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Housing	200	0.4	220	0.4	224	0.4	18
LSA expense	121	0.2	19	0.0	115	0.2	9
Insurance	83	0.2	92	0.2	98	0.2	8
Other employee benefits cost	35	0.1	15	0.0	56	0.1	5
Other post-employment benefit cost	42	0.1	41	0.1	48	0.1	4
Early retirement program	699	1.3	-	0.0	-	0.0	-
Others	24	0.0	107	0.2	86	0.1	6
Total Personnel Expenses	9,960	18.4	9,829	17.0	9,776	15.9	789
Interconnection Expenses	4,667	8.6	4,927	8.5	4,893	7.9	395
General and Administrative Expenses	3,036	5.6	4,155	7.2	3,963	6.4	320
Marketing Expenses	3,094	5.7	3,044	5.3	3,092	5.0	250
Loss on foreign exchange - net	189	0.3	249	0.4	14	0.0	1
Other expenses	1,973	3.6	480	0.8	396	0.6	32
Total Expenses	54,200	100	57,850	100	61,617	100	4,975
Other income	2,559		2,581		1,076		87
Operating Profit	25,497		27,727		29,172		2,355
Finance income	596		836		1,238		100
Finance costs	(2,055)		(1,504)		(1,814)		(146)
Share of loss of associated companies	(11)	0.0	(29)	0.1	(17)	0.0	(1)
Profit before Income Tax	24,027		27,030		28,579		2,308
Net Income Tax Expense	(5,886)		(6,900)		(7,341)		(593)
Profit for the Year	18,141		20,130		21,238		1,715
Other Comprehensive Income (Expenses) - Net	(2,540)		5,115		810		65
Net Comprehensive Income for the Year	15,601		25,245		22,048		1,780
Profit for the year attributable to owners of the parent company	12,621		14,046		14,437		1,166
Net comprehensive income for the year attributable to owners of the parent company	10,056		19,018		15,291		1,235
Basic and Diluted Earnings per Share (in full amount)
Profit per share	131.45		145.77		147.78		0.01
Profit per ADS (200 Series B shares per ADS)	26,290.80		29,153.58		29,556.53		2.39

Table of Content

Financial Overview

Year ended December 31, 2014 compared to year ended December 31, 2013

1.       Revenues

Total revenues increased by Rp6,729 billion, or 8.1%, from Rp82,967 billion in 2013 to Rp89,696 billion in 2014. The increase was primarily contributed by data, internet and information technology service revenues and cellular telephone revenues, and to a lesser extent, other telecomunications service revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,152 billion, or 6.7%, from Rp32,138 billion in 2013 to Rp34,290 billion in 2014 primarily due to an increase in usage charge. Usage charges increased by Rp2,250 billion, or 7.3%, from Rp30,722 billion in 2013 to Rp32,972 billion in 2014 due to an increase of 6.9%  in both our prepaid and postpaid subscribers  and an increase in our local and long distance usage. Revenues from features increased by Rp65 billion,  or 9.5%, from Rp686 billion in 2013 to Rp751 billion in 2014 due to increase in usage of features by our subscribers. Monthly subscription charges decreased by Rp163 billion, or 22.3%, from Rp730 billion in 2013 to Rp567 billion in 2014..

Our total cellular telephone revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2014.

b.       Fixed Lines  Telephone Revenues

Fixed lines  telephone revenues decreased by Rp820 billion, or 8.5%, from Rp9,701 billion in 2013 to Rp8,881 billion in 2014. The decrease in fixed line telephone revenues was due to decrease in fixed wireline revenue by 2.2% and fixed wireless revenues by 59.9%. The decrease was primarily due to decrease in usage charges of Rp1,106 billion, or 17.1%,  caused by a decrease in local and domestic long distance usage. Our fixed wireless revenues declined significantly due to our planned termination of the service by the end of 2015 and ourmigration strategy to encourage our fixed wireless customers to enter into plans operated by Telkomsel.

The decreased in fixed line telephone revenues was partially offset by an increased in our call center revenues by Rp412 billion, or 127.2%.

c.        Data, Internet and Information Technology Service Revenues

Our data, internet and information technology service revenues accounted for 42.0% of our consolidated revenues for the year ended December 31, 2014, compared to 39.3% for the year ended December 31, 2013.

Data, internet and information technology service revenues increased by Rp5,109 billion, or 15.7%, from Rp32,603 billion in 2013 to Rp37,712 billion in 2014. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp4,283 billion, or 22.2%, which was driven by an increase  of 80.3% in Flash subscribers, from 17.3  million subscribers as of December 31, 2013 to 31.2 million subscribers as of December 31, 2014.

SMS revenues increased by Rp900 billion, or 6.9%, from Rp13,134 billion in 2013 to Rp14,034 billion in 2014.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp135 billion, or 2.8%, from Rp4,843 billion in 2013 to Rp4,708 billion in 2014 primarily due to a decrease in incoming calls to our subscribers.

e.        Network Revenues

Network revenues increased by Rp27 billion, or 2.2%, from Rp1,253 billion in 2013 to Rp1,280 billion in 2014 primarily due to an increase in our satellite transponder lease revenue by Rp278 billion, or 70.9%, from Rp392 billion in 2013 to Rp670 billion in 2014 as result of an increase in satellite transponder capacity lease by 18,4% from 3.007 million Mhz in 2013 to 3.560 million MHz in 2014.This increase was partially offset by a decrease in leased lines revenue by Rp251 billion, or 29.2%.

Table of Content

f.        Other Telecommunications Service Revenues

Other telecommunications service revenues increased by Rp396 billion, or 16.3%, from Rp2,429 billion in 2013 to Rp2,825 billion in 2014. The increase was primarily due to an increase in CPE and terminal revenue of Rp459 billion, or 249.5%, in others revenues of Rp310 billion, or 98.1% and leased revenues of Rp116 billion, or 17.5%.

The increase was partly offset primarily by a decrease in revenues from USO by Rp327 billion, or 64.4% and Pay TV revenue by Rp178 billion, or 65.0%.

g.        Other Income

Other income decreased by Rp1,505 billion, or 58.3%, from Rp2,581 billion in 2013 to Rp1,076 billion in 2014 as we had recognized a gain on the sale of 80% of our ownership in PT Indonusa on 2013.

2.       Expenses

Total expenses increased by Rp3,767 billion, or 6.5%, from Rp57,850 billion in 2013 to Rp61,617 billion in 2014. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication services and depreciation and amortization.

a.       Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp2,956 billion, or 15.3%, from Rp19,332 billion in 2013 to Rp22,288 billion in 2014.

The increase in operations, maintenance and telecommunication service expenses is was primarily attributable to the following:

-      Operations and maintenance increased by Rp1,916 billion, or 18.0%,  due to an increase in expenses associated with network maintenance to improve our cellular business performance;

-      Leased lines and CPE increased by Rp318 billion, or 72.3%, in line with the increase in CPE and terminal revenues;

-      Cost of set top boxes, SIM and RUIM cards increase by Rp279 billion, or 37.1%, due to an increase in handset and modem sale.

b.       Depreciation and Amortization

Depreciation and amortization increased by Rp1,373 billion, or 8.7%, from Rp15,805 billion in 2013 to Rp17,178 billion in 2014, primarily due to increase in depreciation expense related to transmission installation and equipment as part of an  effort to improve our service to customers and impairment of assets in our fixed wireless business of Rp805 billion.

 In 2014, we decided to cease our fixed wireless business by no later than December 14, 2015. We assessed the recoverable amount to be Rp549 billion as of December 31, 2014 and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flow projection approved by management. The cash flow projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of the service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from ours post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

c.        Personnel Expenses

Personnel expenses decreased by Rp53 billion, or 0.5%, from Rp9,829 billion in 2013 to Rp9,776 billion in 2014 due to decrease in pension benefit cost by Rp345  billion, or 34.9%, and a decreased in post-employment health care benefit cost by Rp134  billion, or 35.1%.

The decreased was offset by an increase in salaries and related benefits by Rp206 billion or 5.8% due to an increase in the number of employee by 1.1% from 25,011 employees as of December 31, 2013 to 25,284 employees as of December 31, 2014. This resulted in an increase in employees’ income tax by Rp157 billion, or 13.5% from Rp1,160 billion in 2013 to Rp1,317 billion in 2014.

Table of Content

d.       Interconnection Expenses

Interconnection expenses  decreased by Rp34 billion, or 0.7%, from Rp4,927 billion in 2013 to Rp4,893 billion in 2014 primarily due to a decrease of Rp81 billion, or 2.2% in domestic interconnection and access expense. This decrease was partially offset with an increased in international interconnection by Rp47 billion, or 3.9%.

e.        General and Administrative Expenses

General and administrative expense decreased by Rp192 billion, or 4.6%, from Rp4,155 billion in 2013 to Rp3,963 billion in 2014 primarily due to a decreased in provision for impairment of receivables by Rp805 billion, or 50.7%. This decreased was partially offset with an increased in general expense by Rp292 billion, or 43.3%, other general and administrative expenses by Rp122 billion, or 58.1% and training, education and recruitment expenses  by Rp116  billion, or 28.2%.

f.        Marketing Expenses

Marketing expenses increased by Rp48 billion, or 1.6%, from Rp3,044 billion in 2013 to Rp3,092 billion in 2014 due to an increase of Rp80 billion, or 15.1% in customer education expenses primarily for our broadband service. The increase was offset by decrease in advertising and promotion expenses by Rp18 billion, or 0.7%, due to the selective use of media for promotion and increased of group synergy in marketing our products.

g.        Loss on Foreign Exchange - net

We posted loss on foreign exchange - net Rp14 billion in 2014, lower than Rp249 billion in 2013, due to a lower rate of US Dollar appreciation against the Rupiah, which appreciated by 1.7% in 2014 compared to 26.3% in 2013.

h.       Other Expenses

Other expenses decreased by Rp84 billion, or 17.5%, from Rp480 billion in 2013 to Rp396 billion in 2014.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp1,445 billion, or 5.2%, from Rp27,727 billion in 2013 to Rp29,172 billion in 2014. Operating profit margin decreased from 33.4% in 2013 to 32.5% in 2014.

4.       Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp1,549 billion, or 5.7%, from Rp27,030 billion in 2013 to Rp28,579 billion in 2014. Pre-tax profit margin decreased from 32.6% in 2013 to 31.9% in 2014.

5.       Net Income Tax Expense

Net income tax expense increased by Rp441 billion, or 6.4%, from Rp6,900 billion in 2013 to Rp7,341 billion in 2014, in line with the increase in profit before income tax.

6.       Other Comprehensive Income (Expenses) - Net

Other comprehensive income-net decreased by Rp4,305 billion, or 84.2%, from Rp5,115 billion in 2013 to Rp810 billion in 2014 due to a decreased in defined benefit plan actuarial gain by Rp4,214 billion, or 84.3%.

7.       Net Comprehensive Income for the Year

Net comprehensive income for the year decreased by Rp3,197 billion, or 12.7%, from Rp25,245 billion in 2013 to Rp22,048 billion in 2014.

8.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp391 billion, or 2.8%, from Rp14,046 billion in 2013 to Rp14,437 billion in 2014.

9.       Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company decreased by Rp3,727 billion, or 19.6%, from Rp19,018 billion in 2013 to Rp15,291 billion in 2014.

10.    Profit per Share

Profit per share increased by Rp2.01, or 1.4%, from Rp145.77 in 2013 to Rp147.78 in 2014.

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

          a.         Cellular Telephone Revenues

Cellular telephone revenues increased by Rp1,407 billion, or 4.6%, from Rp30,731 billion in 2012 to Rp32,138 billion in 2013 primarily due to increase in usage charges  as a result of a 5.1% increase in our cellular subscribers.

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

           c.         Data, Internet and Information Technology Service Revenues

Our data, internet and information technology service revenues accounted for 39.3% of our consolidated revenues in 2013, compared to 36.9% in 2012.

Data, internet and information technology service revenues increased by Rp4,162 billion, or 14.6%, from Rp28,441 billion in 2012 to Rp32,603 billion in 2013. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp3,593 billion, or 22.9%, which driven by the following factors:

-         a 38.7% increase in cellular data communication revenues from Rp7,491  billion in 2012 to Rp10,393 billion in 2013, which accounted for 32.8% of data, internet and information technology revenues in 2013, resulting from a 56.5% increase in Flash subscribers, from 11.0 million subscribers in 2012 to 17.3 million subscribers in 2013,

-         a 6.3% increase in Speedy monthly subscription revenues from Rp4,150 billion in 2012 to Rp4,413 billion in 2013, which accounted for 13.9% of data, internet and information technology revenues in 2013, resulting from a 28.7% increase in Speedy subscribers, from 2.3 million subscribers in 2012 to  3.0 million subscribers in 2013,

-         a 47.4% increase in data communication Ethernet revenue from Rp338 billion in 2012 to Rp498 billion in 2013, which accounted for 1.6% of data, internet and information technology revenues in 2013 due to a 39.4% increase in the volume of data which passed through Metro Ethernet, from 240,315 Mbps in 2012 to 334,935 Mbps in 2013, and

-         a 7.8% increase in data communication VPN revenue from Rp1,621 billion in to Rp1,748 billion in 2013, which accounted for 5.5% of data, intenet and information technology revenues in 2013 due to a 14.1% increase in the volume of data which passed through our VPN network, from 40,748 Mbps in 2012 to 46,505 Mbps in 2013.

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

Table of Content

Interconnection revenues increased by Rp570 billion, or 13.3%, from Rp4,273 billion in 2012 to Rp4,843 billion in 2013. This increase was primarily due to an increase in domestic interconnection revenues of Rp353 billion, or 13.5%, and an increase of Rp217 billion, or 13.1% in international interconnection revenues, primarily resulting from our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

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

        f.            Other Telecommunications Service Revenue

Revenues from other telecommunications services increased by Rp617 billion, or 34.1%, from Rp1,812 billion in 2012 to Rp2,429 billion in 2013. The increase was primarily due to an increase of Rp260 billion, or 64.8%, in leases  revenue, an increase in revenues from USO compensation of Rp271 billion, or 114.3%, primarily due to an increase in USO projects to establish internet service centers in various provincial capital cities in 2013 and an increase of Rp78 billion, or 73.6%, in CPE and terminal revenue.

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

2      Expenses

Total expenses increased by Rp3,650 billion, or 6.7%, from Rp54,200 billion in 2012 to Rp57,850 billion in 2013. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication services, depreciation and amortization and general and administrative expenses.

          a.         Operations, Maintenance and Telecommunication Services Expenses

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

Table of Content

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

              c.      Personnel Expenses

Personnel expenses decreased by Rp131 billion, or 1.3%, from Rp9,960 billion in 2012 to Rp9,829 billion in 2013 due to no early retirement programs being offered in 2013 which led to a decrease in early retirement program expenses by Rp699 billion or 100.0% in 2013. This decrease was partially offset by an increase in salaries and related benefits by Rp296 billion, or 9.1%,  from Rp3,257 billion in 2012 to Rp3,553 billion in 2013 due to an increase in basic salary and benefits, an increase in pension benefit cost of Rp157 billion, or 18.9%, and an increase in employees’ income tax by Rp138 billion, or 13.5% due to an increase in salary and related benefits.

             d.      Interconnection Expenses

Interconnection expenses increased by Rp260 billion, or 5.6%, from Rp4,667 billion in 2012 to Rp4,927 billion in 2013 primarily due to an increase of Rp256 billion, or 7.4%, in domestic interconnection and access expense, primarily driven by the increase of 13.5% in domestic interconnection revenues.

              e.      General and Administrative Expenses

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

              f.      Marketing Expenses

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

4.     Profit before Income Tax and Pre - Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp3,003 billion, or 12.5%, from Rp24,027 billion in 2012 to Rp27,030 billion in 2013. Pre – tax profit margin slightly increased from 31.2% in 2012 to 32.6% in 2013.

5.     Net Income Tax Expense

Net income tax expense increased by Rp1,014 billion, or 17.2%, from Rp5,886 billion in 2012 to Rp6,900 billion in 2013, following the increase in profit before income tax.

6      Other Comprehensive Income (Expenses) - Net

Other comprehensive income-net increased by Rp7,655 billion, or 301.4%, from expenses by Rp2,540 billion in 2012 to income by Rp5,115 billion in 2013 due to increase in defined benefit plan actuarial gain by Rp7,565 billion, or 294.8%, from losses in 2012 by Rp2,566 billion to gain by Rp4,999 billion in 2013.

7.     Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp9,644 billion, or 61.8%, from Rp15,601 billion in 2012 to Rp25,245 billion in 2013.

8      Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,425 billion, or 11.3%, from Rp12,621 billion in 2012 to Rp14,046 billion in 2013.

9      Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company increased by Rp8,962 billion, or 89.1%, from Rp10,056 billion in 2012 to Rp19,018 billion in 2013.

10. Profit  per Share

Profit per share increased by Rp14.32, or 10.9%, from Rp131.45 in 2012 to Rp145.77 in 2013.

Segment Overview

We have four main operating segments, described in more details as follows:

-          Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions.

-          Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers.

-          Our personal segment provides mobile cellular and fixed wireless telecommunications to individual customers.

-          Our others segment provides building management services.

Table of Content

For more detailed information regarding our segment information, see Note 36  to our Consolidated Financial Statements. Our segment results for the years ended 2012, 2013 and 2014  were as follows:

Telkom’s Results of Operations by Segment
	Years Ended December 31,
	2012	2013	2014
	(Rp billion)	(Rp billion)	(Rp billion)	US$ (million)
Corporate
Revenues
External revenues	15,579	17,041	18,763	1,515
Inter-segment revenues	6,468	8,549	10,652	860
Total segment revenues	22,047	25,590	29,415	2,375
Total segment expenses	(17,976)	(20,375)	(22,575)	(1,823)
Segment results	4,071	5,215	6,840	552
Depreciation and amortization	(2,079)	(2,423)	(2,699)	(218)
Impairment of assets	-	-	-	-
Provision for impairment of receivables	(92)	(994)	(184)	(15)
Home
Revenues
External revenues	7,360	6,669	6,682	540
Inter-segment revenues	2,223	2,794	2,667	215
Total segment revenues	9,583	9,463	9,349	755
Total segment expenses	(7,939)	(8,885)	(8,894)	(718)
Segment results	1,644	578	455	37
Depreciation and amortization	(1,168)	(1,487)	(1,495)	(121)
Impairment of assets	-	-	-	-
Provision for impairment of receivables	(505)	(390)	(467)	(38)
Personal
Revenues
External revenues	54,087	59,028	64,000	5,168
Inter-segment revenues	2,188	2,358	2,686	217
Total segment revenues	56,275	61,386	66,686	5,385
Total segment expenses	(36,372)	(39,463)	(44,769)	(3,615)
Segment results	19,903	21,923	21,917	1,770
Depreciation and amortization	(10,940)	(11,234)	(12,071)	(975)
Impairment of assets	(247)	(596)	(805)	(65)
Provision for impairment of receivables	(318)	(202)	(133)	(11)
Other
Revenues
External revenues	117	229	251	20
Inter-segment revenues	648	909	1,632	132
Total segment revenues	765	1,138	1,883	152
Total segment expenses	(685)	(1,008)	(1,718)	(139)
Segment results	80	130	165	13
Depreciation and amortization	(22)	(40)	(61)	(5)
Impairment of assets	-	-	-	-
Provision for impairment of receivables	-	(3)	-	-

Year ended December 31, 2014 compared to year ended December 31, 2013.

Corporate Segment

Our corporate segment revenues increase by Rp3,825 billion, or 14.9%, from Rp25,590 billion in 2013 to Rp29,415 billion in 2014. The increase was primarily due to an increased in others telecommunications services by Rp1,391 billion, or 30.8%, reflecting an increase in tower lease revenue by Rp678 billion, or 34.1%, in line with growth in the number BTSs by 31.2% and tower tenants by 31.4%, an increase in management service revenue by Rp391 billion, or 1,261.7%, and an increase in E-payment revenue to Rp341 billion, or 180.7%. Network revenue increased by Rp682 billion, or 19.5%, due to an increase in transponder revenue by Rp805 billion, or 48.5%, which partially offset by a decreased on leased line revenue Rp129.4 billion, or 8.0%. Data and internet revenue increased by Rp1,001 billion, or 12.5%, due to an increased in Astinet revenue of Rp391 billion, or 71.2%, and an incrase in Metro E revenue by Rp430 billion or 43.3%. Interconnection revenues increased by Rp317 billion, or 6.7%, due to an increase in our wholesale voice revenue by Rp146 billion, or 25.1%, an increase in SLI 007 incoming interconnection revenue by Rp91 billion, or 6.1%, an

Table of Content

increase in local cellular by Rp59 billion or 7.4%. Wireline revenue increased by Rp437.8 billion, or 9.3% due to an increase in call center revenue by Rp429 billion, or 41.5%.

Our corporate segment expenses increase by Rp2,200 billion, or 10.8%, from Rp20,375 billion in 2013 to Rp22,575 billion in 2014, primarily due to an increased of Rp1,220 billion, or 12.9% in operating and maintenance expenses as a result of higher tower rent expenses which increased by Rp599 billion, or 129.2%,site operating expense which increased by Rp301 billion, and managed services expense which increased by Rp292 billion or 1,928.1%. Depreciation expense increased by Rp322 billion, or 14.7% due to an increase in depreciation of equipment and installation of transmission by Rp187 billion, or 33.7% and an increase in depreciation expense of power supply by Rp115 billion, or 50.7%. Interconnection expenses increased by Rp178 billion, or 4.6%, and in foreign exchange gain decreased by Rp616 billion, or 92.5%.

Home Segment

Our home segment revenues decrease by Rp114 billion, or 1.2%, from Rp9,463 billion in 2013 to Rp9,349 billion in 2014 primarily due to the decline in wireline revenues by Rp302.4 billion, or 6.5% as a result of a decrease in local usage. Other telecommunication service revenue decrease Rp431.3 billion, or 37.1% due to decrease on pay TV revenue. This decrease was partially offset by the increased in data and internet revenues by Rp488.5 billion, or 13.6%, due to the increased in speedy revenue in line with the customer growth from 3.0 million to 3.4 million, or 12.8%, in 2014. Network revenue increased Rp84 billion, or 2,504.7%.

Our home segment expenses increased by Rp9 billion, or 0.1% from Rp8,885 billion in 2013 to Rp8,894 billion in 2014, primarily due to a decreased in other income by Rp739 billion, or 77.3%. This increase was partially offset by a decrease in operating expense by Rp266.9 billion, or 2.9% and an increase in gain on foreign exchange by Rp418 billion, or 109.7%.

Personal Segment

Our personal segment revenues increase by Rp5,300 billion, or 8.6% from Rp61,386 billion in 2013 to Rp66,686 billion in 2014, primarily due to an increase in data and internet revenues (including SMS) by Rp4,270 billion, or 18.3%, which increased in Telkomsel cellular data by Rp3,538.9 billion, or 34.1%, due to a 48.3% increase in the number of data user subscribers to 67.9 million as of December 31, 2014 (including pay as you use) and a 234,862 TB, or 6.3%, increase in payload data traffic. SMS cellular revenue increased Rp1,017 billion, or 7.9%. Revenue from mobile cellular increased by Rp2,035 billion, or 6.3%, due to an increase in monthly cellular subscription revenue by Rp1,200 billion, or 17.8%, an increase in mobile long distance revenues by Rp488 billion, or 5.4%, and an increase in local cellular revenues by Rp381 billion, or 2.7%. Supported by the increased in mobile subscriber by 7.0% from 131.4 billion in 2013 to 140.6 billion in 2014. Chargable MoU increased by 15.0% to 161.4 billion minutes in 2014. Network revenue increase Rp215.7 billion, or 48.9% due to increase in leased line collocation. This increases were partially offset by decrease in fixed wireless revenue Rp468  billion, or 46.9%, other telecommunication service revenue Rp687 billion, or 135.3%, and interconnection revenue Rp64.9 billion, or 1.6%.

Our personal segment  expenses increased by Rp5,306 billion, or 13.4% from Rp39,463 billion in 2013 to Rp44,769 billion in 2014, primarily due to an increase in operation and maintenance expenses by Rp4,193 billion, or 25.4%, due to an increase of antenna and tower expense by Rp1,014 billion, or 40.8%, and an increase in radio base station expense by Rp447 billion, or 11.7%, due to the growth in the number of BTSs by 22.3% from 69,864 unit as of December 31, 2013 to 85.420 units as of December 31, 2014. Leased line expense also increased by Rp799 billion, or 8,027.4%, satellite transmission expense increased by Rp411 billion, or 9,724.6%, and O&M personnel outsourcing expense increased by Rp432.5 billion. Land and buildings expenses increased by Rp270 billion, or 65.5%, in line with the increased in the number of BTS and GraPARI outlets. USO expense increased by Rp223 billion, or 29.4%. Operating and maintenance supporting facilities increased by Rp181  billion, or 6.6%, rental expense increased by Rp159 billion, or 21.3%, radio frequency usage charges increased by Rp158  billion, or 4.7%, and operating and maintenance network increased by Rp93  billion, or 2,657.8%. Depreciation expense increased by Rp964 billion, or 8.3%, due to the increased in depreciation of equipment and installation of transmission by Rp1,279 billion, or 18.6%,  which were partially offset by a decreased in depreciation expense lease assets - equipment and installations transmission by Rp264 billion, or 29.5%.

Table of Content

Other Segment

Our other segment revenues increase by Rp745 billion, or 65.5%,from Rp1,138 billion in 2013 to Rp1,883 billion in 2014 primarily due to an increase in building management revenue by Rp499 billion, or 112.6%, due to an increase in building area leased by 5.5%, an increase in transport management services revenue by Rp66 billion, or 116.8%, an increase in security services revenue by Rp55 billion, or 20.6%, due to the addition of personnel and an increase in the regional minimum wage in 2014, an increase in management projects revenue by Rp50 billion, or 29.6%, and an increase in property development revenue by Rp44 billion, or 62.1%.

Our other segment expenses increase by Rp710 billion, or 70.4%, from Rp1,008 billion in 2013 to Rp1,718 billion in 2014 primarily due to an increased in operating and maintenance expense by Rp653 billion, or 79.0%, primarily due to an increase in electric costs by Rp495 billion, or 345.8%, an increase in security services expenses by Rp41 billion, or 17.2%, due to the addition of personnel and salary increases as regional minimum wage increased, an increased in transport management expense by Rp38 billion, or 321.7%, and an increase was also due to an increased in the personnel expenses by Rp27 billion, or 28.7%, due to an increase in outsourcing expense.

Year ended December 31, 2013 compared to year ended December 31, 2012

Corporate Segment

Our corporate segment revenues increased by Rp3,543 billion, or 16.1%, from Rp22,047 billion in 2012 to Rp25,590 billion in 2013. The increase was primarily due to an increase of Rp1,395  billion, or 27.0%, in revenues from data and internet revenues, reflecting an increase in value added services revenue as well as an increase in Metro Ethernet E-LINE monthly revenue due to the migration from low cap connectivity to high cap connectivity. Revenues from other telecommunications services increased by Rp1,192 billion, or 35.7%, as a result of an increase in tower lease revenues in line with the growth in tenancy ratio, and an increase in support CPE revenues. Network revenues increased by Rp517  billion, or 16.1%, primarily reflecting an increase in C-band satellite transponder monthly subscription revenue due to higher market demand, and an increase in International Ethernet Private Line (IEPL) revenue. Interconnection revenues increased by Rp347 billion, or 6.2%, primarily as a result of an increase in IP transit monthly subscription revenue due to higher demand for internet connectivity from ISPs and corporate customers, and an increase in revenues from wholesale voice. A decline of Rp243 billion, or 29.3%, was recorded in IDD 007 retail OLO origin interconnection revenue due to the discontinuance of a promotion which we operated in 2012 which had driven interconnection revenues but which did not provide satisfactory margins and thus was discontinued in 2013.

Our corporate segment expenses increased by Rp2,399 billion, or 13.3%, from Rp17,976 billion in 2012 to Rp20,375 billion in 2013, primarily due to an increase of Rp1,985 billion, or 26.9%, in operation and maintenance expenses as a result of higher tower rent expenses as well as an increase in hardware system integration expense in line with the growth of solution services provided to our corporate customers. General and administration expenses increased by Rp1,087 billion, or 99.0% reflecting increases in provision expenses for telecommunication services receivables, director and commisioner remuneration, and in employee training expenses relating to our global talent program. Marketing expenses increased by Rp253 billion, or 52.6%, reflecting increases in customer education expense and in marketing expenses primarily relating to promoting and educating customers about our new products. A decline of Rp898 billion, or 69.2%, was recorded in other expenses due to a decline in other operating expenses primarily relating to loss of Telkom-3 satellite which was built and launched but failed to reach useable orbit in 2012, which was not repeated in 2013, while the decline of Rp6 billion, or 0.2%, in personnel expenses reflected a decline in employee severance payments, partially offset by an increase in post-retirement healthcare benefit expenses.

Home Segment

Our home segment revenues decreased by Rp120 billion, or 1.3%, from Rp9,583 billion in 2012 to Rp9,463 billion in 2013, primarily due to a decline of Rp711  billion or 13.2%, in fixed wireline revenue, reflecting a decline in local usage revenue and in monthly subscription revenue in line with the shift in customer communication behavior trends. These were partially offset by an increase in other telecommunication services of Rp226  billion, or 24.6%, due to increases in CPE lease revenue. Data and internet revenues increased by Rp159 billion, or 4.7%, due to an increase in monthly subscription revenue for Speedy in line with the 28.7% growth in Speedy customer base to 3.0 million subscribers.

Our home segment expenses increased by Rp946 billion, or 11.9%, from Rp7,939 billion in 2012 to Rp8,885 billion in 2013, primarily due to an increase of Rp1,497 billion, or 136.8%, in operation and maintenance expenses. A decline of Rp568 billion, or 86.0%, was recorded in other expenses, due to a decline in other operating  expenses primarily relating to supervising construction.

Table of Content

Personal Segment

Our personal segment revenues increased by Rp5,111 billion, or 9.1%, from Rp56,275 billion in 2012 to Rp61,386 billion in 2013, primarily due to an increase of Rp1,317  billion, or 4.3%, in cellular revenues, reflecting an increase in long distance cellular revenue as well as in cellular monthly subscription revenue due to a 5.1% growth in our cellular subscribers base to 131.5 million subscribers. Data and internet revenue increased by Rp3,275 billion, or 16.3%, due to an  increase in cellular data communication revenue in line with the 10.8% growth in our data services users to 60.5 million users, and an  86.1% growth in data traffic. Cellular SMS revenue also increased due to the  promotion of our simPATI  and kartu As products. Other telecommunication services revenue increased by Rp271 billion, or 114.3%. Network revenues increased by Rp173 billion, or 64.8%. Revenue from fixed wireless decreased by Rp174  billion, or 14.3%, reflecting a  decline of Rp129  billion, or 22.2%, in local prepaid usage in line with our migration strategy for our fixed wireless business.

Our personal segment expenses increased by Rp3,091 billion, or 8.5%, from Rp36,372 billion in 2012 to Rp39,463 billion in 2013, primarily due to an increase of Rp1,475 billion, or 14.6%, in depreciation expense, which reflected an increase in provision for asset impairment loss primarily relating to our fixed wireless business as a result of lower tariffs and declining customers in the fixed wireless market and an increase in depreciation of leased assets. Operation and maintenance expenses increased by Rp1,930 billion,or 13.2%, as a result of the increase in operation and  maintenance expenses for support facilities, operation and maintenance expenses for antenna  and towers due to accelerated BTS construction by Telkomsel, and in operation and maintenance expenses for building installations.

Other Segment

Our other segment revenues increased by Rp373 billion, or 48.8%, from Rp765 billion in 2012 to Rp1,138 billion in 2013, reflecting an increase of Rp372 billion, or 48.6%, in GSD other telecommunication revenues, primarily as a result of an increase of Rp105.0 billion, or 31.0%, in building maintenance services revenue as well as an increase in security services revenue due to tariff adjustments. Revenue from project management increased by Rp57 billion, or 51.3%, reflecting enhanced synergies within the Telkom Group as we implemented a strategy for all our subsidiaries to use GSD  for building management in 2013. Revenue from management transport services a new line of business recorded an increase of Rp56.9 billion, or 100%, from 2012, while revenue from building lease increased by Rp46 billion, or 65.0%, due to an increase in rental rates.

Our other segment expenses increased by Rp323 billion, or 47.2%, from Rp685 billion in 2012 to Rp1,008 billion in 2013, primarily reflecting an increase of Rp260 billion, or 46.0%, in operation and maintenance expenses, due to increases in project management expenses, electricity bills, and in third-party cooperation expenses. Personnel expenses increased by Rp29 billion, or 44.0%, primarily due to an  increase in outsourcing expenses.

B.      LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.      Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2014, we had Rp17,672 billion in cash and cash equivalents available, which increased by Rp2,976 billion compared to Rp14,696 billion in 2013. In 2014, the increase of cash flow provided by operating activities primarily arise from cash receipts from customers of Rp84,748 billion.

We made net repayments of current indebtedness for borrowed money of Rp5,843 billion in 2012, Rp6,239 billion in 2013 and Rp7,724 billion in 2014. Cash out flows in 2014 reflected payments for short-term loans of Rp2,247 billion and long-term loans and other borrowings of Rp5,477 billion.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2014, our current ratio was to 106.1% compared to 115,9% as of December 31, 2013.

Table of Content

B.      External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, two-step loans, bonds and notes payable. In 2014, we used external liquidity bank loans of Rp10,206 billion and other borrowings of Rp248 billion.

C.      Outstanding Liquidity Sources

As of December 31,2014, we had undrawn loan facilities which include the following sources of unused liquidity:

-         Bank CIMB Niaga loan facility in the amount of Rp820 billion;

-         BNI loan facility in the amount of Rp234 billion;

-         Bank Ekonomi Raharja loan facility in the amount of Rp70 billion;

-         Bank Danamon loan facility in the amount of Rp20 billion;

-         BRI loan facility in the amount of Rp6 billion;

-         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp103 million.

Net Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Years ended December 31,
	2012	2013	2014
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash:
provided by operating activities	27,941	36,574	37,736	3,047
used in investing activities	(11,311)	(22,702)	(24,748)	(1,999)
used in financing activities	(13,314)	(13,327)	(10,083)	(814)
Net increase in cash and cash equivalents	3,316	545	2,905	234
Effect of exchange rate changes on cash and cash equivalents	168	1,039	71	6
Cash and cash equivalents at beginning of year	9,634	13,118	14,696	1,187
Ending balance of disposed subsidiary	-	(6)	-	-
Cash and cash equivalents at end of year	13,118	14,696	17,672	1,427

Year ended December 31, 2014 compared to year ended December 31, 2013

Cash Flows from Operating Activities

Net cash provided by operating activities in 2014 was Rp37,736 billion (US$3,047  million) compared to Rp36,574  billion in 2013. The increase was due to an increase of Rp7,593 billion, or 9.3%, in cash receipts from customers and other operators and an increase of Rp404 billion,  or 48.6%, in cash receipts  from interest income. This was partially offset by an increase of cash payments for expenses of Rp5,684 billion, or 20.7%, cash payments  for taxes Rp555 billion, or 7.5%, and cash payment for interest costs of Rp435 billion, or 29.5%.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2014 was Rp24,748 billion (US$1,999 million) compared to Rp22,702 billion in 2013. This increase was primarily due to an increase of Rp5,845 billion, or 28.8%, in acquisitions of property and equipment and intangible assets, increase in escrow account by Rp2,121 billion, or 100%, Rp1,467 billion, or 7,335.0%, in our acquisition of long-term investment, and increase in advances for purchases of property and equipment by Rp1,033 billion, or 133.3%. This was partially offset by an increase of Rp8,466 billion or 370.0% on our net proceeds from time deposits.

Cash Flows from Financing Activities

Net cash flows used in financing activities was Rp10,083 billion (US$814 million) in 2014 compared to Rp13,327 billion in 2013. This decrease was primarily due to an increase in proceeds from loans and other borrowings by Rp6,916 billion, or 195.5%. This was partially offset by an increase of Rp2,384 billion, or 18.3%, in cash dividends paid to our stockholders and an increase of Rp1,485 billion, or 23.8%, in payments  for loans and other borrowings.

Year ended December 31, 2013 compared to year ended December 31, 2012

Cash Flows from Operating Activities

Table of Content

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

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2013 was Rp22,702 billion (US$1,865 million) compared to Rp11,311 billion in 2012. This increase was primarily due to an increase of Rp11,423 billion, or 139.0%, in acquisition of property and equipment primarily relating to property under construction, transmission installation and equipment and cable network.

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

Current Assets

As of December 31, 2014, our current assets were Rp34,294 billion (US$2,769 million) compare to Rp33,672 billion as of December 31, 2013. The increase  in current assets was primarily due to the increase of our cash and cash equivalents Rp2,976 billion or 20.3%, trade and other receivables of Rp362 billion, or 5.2%, advances and prepaid expenses of Rp796 billion, or 20.2%, and prepaid other taxes of Rp676 billion, or 141.7%. This increase  was partially offset by a decrease  of Rp4,075 billion, or 59.3%, in our other current financial assets.

Current Liabilities

Current liabilities were Rp32,318 billion (US$2,609  million) as of December 31, 2014 and Rp29,034 billion as of December 31, 2013. The increase in current liabilities was primarily due to:

-          An increase of Rp559 billion, or 59.3% in current income tax liabilities;

-          An increase of Rp473 billion, or 13.6%, in unearned income, and

-          An increase of Rp2,184 billion, or 39.5%, in short-term loans and current maturities of long-term borrowings.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to Rp4,638  billion as of December 31, 2013 and Rp1,976  billion (US$160  million) as of December 31, 2014. The decrease in net working capital was primarily due to:

-         A  decrease of Rp4,075 billion in other current financial assets;

-         An increase of Rp2,184 billion in short-term loans and current maturities of long term borrowings;

-         An increase of Rp559 billion in current income tax liabilities;

-         An increase of Rp473  billion in unearned income;  and offset by

-         An increase of Rp2,976 billion in cash and cash equivalents.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

Table of Content

Capital Structure

Our capital structure as of December 31, 2014 is as follows:

	Amount	Portion (%)
	(Rp billion)
Short-term Debt	1,810	1.99
Long-term Debt	21,642	23.76
Total Debt	23,452	25.75
Equity attributable to owners	67,646	74.25
Total	91,098	100.00

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BRI, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2014, our debt to equity ratio was 34.7% and our debt service coverage ratio was 4.8, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For futher information on our Company’s management policies related to capital, see Note 41  to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term and long-term loans and other borrowings) as of December 31, 2012, 2013  and 2014  were as follows:

	As of December 31,
	2012	2013	2014
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	16,192	17,543	20,013	1,615
US Dollar(1)	2,052	1,734	2,643	213
Japanese Yen(2)	1,031	979	796	64
Total	19,275	20,256	23,452	1,892

(1)     The amounts as of December 31, 2012, 2013 and 2014 translated into Rupiah at Rp9,645, Rp12,180 and Rp12,390 = US$1, respectively, being the Reuters offer rates for US Dollar at each of those dates.

(2)     The amounts as of December 31, 2012, 2013 and 2014 translated into Rupiah at Rp111.8, Rp115.9 and Rp103.6 = Yen 1, respectively, being the Reuters offer rates for Yen at each of those dates.

Of our total indebtedness as of December 31, 2014, Rp7,709 billion Rp6,210  billion, Rp4,222 billion and Rp5,311 billion were scheduled for repayment in 2015, 2016 to 2017, 2018 to 2019 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 18-19 to our Consolidated Financial Statements.

CAPITAL EXPENDITURES

In 2014, we incurred capital expenditures of Rp24,661 billion (US$1,991 million). Our capital expenditures are grouped into the following categories for planning purposes:

-         Broadband services, which consist of broadband, IT, application and content and service node;

-         Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP  backbone and satellite;

-         Optimizing legacy, for fixed wireline; and

-         Capex supports.

Table of Content

Of our Rp24,661 billion capital expenditure in 2014, Telkom (as parent company) incurred capital expenditures of Rp8,099 billion (US$654 million), Telkomsel incurred capital expenditures of Rp13,002 billion (US$1,050 million) and our other subsidiaries incurred capital expenditures of Rp3,560 billion (US$287 million) as follows:

Table of realization of our capital expenditure

	Years Ended December 31,
	2012	2013	2014
	(Rp billion)	(Rp billion)	(Rp billion)
Telkom (parent company)	4,040	5,313	8,099
Subsidiaries
Telkomsel	10,656	15,662	13,002
Others	2,576	3,923	3,560
Subtotal for subsidiaries	13,232	19,585	16,562
Total for Telkom Group	17,272	24,898	24,661

Material Commitments for Capital Expenditures

As of December 31, 2014, we had material commitments for capital expenditures under contractual arrangements totaling Rp16,195  billion, principally relating to procurement and installation of the switching equipment, transmission equipment and cable network.

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 38a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2015, we expect that our capital expenditure to revenue ratio will be approximately in the range of 25%-30%. We expect that of the total increase in amount of capital expenditure in 2015 over 2014, the most significant proportions will be allocated broadband services with a portion of the increase allocated to our subsidiaries. We expect to fund the above commitments with our internal and external source of funds.

The realization of the future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to changes in the Indonesian and global economy, the Rupiah/US Dollar or other applicable foreign exchange rates, the availability of supply or vendor or other financing on terms acceptable to us, and also any technical or other problems in the implementation.

Critical Accounting Policies, Estimates and Judgments

For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2 to our Consolidated Financial Statements.

New Standards and Interpretations

See Note 44  to our Consolidated Financial Statements for a discussion of the new standards, amendments to standards and interpretations that are issued, but not yet effective for the year ended December 31, 2014  and have not been applied in preparing the Consolidated Financial Statements.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As a technology-based company, we continue to focus on product and service innovation through ongoing research and development programs. Our research and development activities are under the Innovation & Strategic Portfolio Directorate, Innovation & Design Center (“IDeC”) unit.

The following are the principal activites  of the IDeC:

•         Act as TIMES product development center, through innovation incubation management, either from internal or external parties.

•         New digital business ecosystem development.

•         Research on new technology, infrastructure, product and business.

•         Preparation of technology standard and implementation of product & infrastructure quality assurance.

•         Providing solution on operational issues as technical analysis.

Table of Content

According to 2014 our Core Program of, to support Telkomsel Double Digit Growth, Indonesia Digital Network and International Expansion, the IDeC also covers 10 areas including: Creative Center & Indigo Incubator, e-Tourism, Portal Hi Indonesia, Apps. Hi City, Mini Lab IDN, Radio 2.0, Smart Home Box, Smart Building, Upoint Phase 2, SDP & IMS Integration.

As part of our Indigo Incubator Program in 2014 for external innovations, there were 398 proposals submitted by startups of which we selected 17 product innovations to be incubated through Bandung Digital Valley (BDV) and Jogja Digital Valley (JDV) business incubators.

We routinely make investments to improve products and services. Total expenditure was approximately Rp13 billion, Rp14  billion and Rp4 billion (US$3 million), in 2012, 2013  and 2014,  respectively.

D.      TREND INFORMATION

The significant trends, or developments that have had in recent years, and may have in the future, a material impact on our results of operations, financial condition and capital expenditures, include (i) an increase in cellular telephone revenues with increases in subscribers, minutes of usage, ARPU and regulatory aspects,  (ii) an increase in revenues from data, internet and information technology services revenues, and (iii) a decrease in fixed lines telephone revenues. See “Operating Results”.

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

In the longer term, Indonesia’s economy is also expected to enjoy support from Government initiatives such as the Master Plan for the Acceleration and Expansion of Indonesia’s Economic Development, which was launched in 2011. One of the three pillars of the master plan is development of national connectivity, including development of the information and communication technology sector. This is in line with our IDN program and our strategic initiative on the development of our Nusantara Super Highway project (i.e. the Palapa ring project known as id-Ring), an optical-based network of six interconnected rings which links Indonesia’s main island groups, namely the Sumatra ring, the Java ring, the Kalimantan ring, the Sulawesi ring, the Bali and Nusa Tenggara ring and the Maluku and Papua ring. We expect that the development of this extensive telecommunication network connecting all the six major economic corridors will allow us to offer more value-added services, and to reach more customers in a much larger scale, as well as provide opportunities for our products and services in the IMES areas.

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

We have no information to be disclosed regarding trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company in 2014.

Table of Content

E.      OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2014.

	By Payment Due Dates
Contractual Obligations	Total	Less than 1 year (7)	1-3 years (7)	3-5 years (7)	More than 5 years (7)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(5)	16,853	5,328	5,035	3,059	3,431
Capital Lease Obligations(2)	4,789	571	1,175	1,163	1,880
Operating Leases Obligation(3)	29,373	3,847	6,791	6,426	12,309
Interest on Long-term Debts and Capital Lease Obligations (6)	6,097	1,718	2,323	1,337	719
Unconditional Purchase Obligations (4)	16,195	16,195	-	-	-
Total	73,307	27,659	15,324	11,985	18,339

(1)         See Notes 18-19 to our Consolidated Financial Statements.

(2)         Related to the leases of the slot site of the tower, property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets.

(3)         Related to leases of leased line, telecommunication equipment and land and building.

(4)         Capital expenditures committed under contractual arrangements.

(5)         Excludes the related contractually committed interest obligations.

(6)         See Item 3 “Key Information - Business Overview - Risk Factors - Risks Related to Our Business - Financial Risks - We are exposed to interest rate risk”.

(7)         Less than 1 year = 2015, 1-3 years = 2016-2017, 3-5 years = 2018-2019, more than 5 years = 2020 thereafter.

See Note 38 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2014, we had long-term liabilities for pension benefits, other post-employment benefits, post-employment health care benefits and long service awards. In 2014,  we contributed Rp226 billion to our post-employment health care benefits and Rp98 billion to our defined benefit pension plan. See Note 33 to our Consolidated Financial Statements.

G.      SAFE HARBOR

All information that is not historical in nature disclosed under “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Forward-Looking Statements".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards. The members of the Board of Commissioners and Board of Directors are elected and dismissed by shareholders’ resolutions at a GMS. As stated in the Articles of Association, to be elected, candidates must be nominated by the Government as holder of the Series A Dwiwarna share. The term of office for each Commissioner and Director is five years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a business day, in which case such term of office shall expire on the following business day. Shareholders, through an AGMS or an EGMS, have the right to discharge a Commissioner or Director at any time before the expiration of his/her term of office.

Table of Content

Board of Commissioners

In accordance with Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014, the Board of Commissioners and Board of Directors went through some changes. As of December 31, 2014, the Board of Commissioners consisted of seven members as listed below:

Name	Age	Date of Birth	Citizenship	Domicile	Commissioner Since	Position
Hendri Saparini	50	June 16, 1964	Indonesian	Indonesia	2014	President Commissioner
Dolfie Othniel Fredric Palit	46	October 27, 1968	Indonesian	Indonesia	2014	Commissioner
Imam Apriyanto Putro	50	March 22, 1964	Indonesian	Indonesia	2014	Commissioner
Hadiyanto	52	October 10, 1962	Indonesian	Indonesia	2012	Commissioner
Parikesit Suprapto	63	August 8, 1951	Indonesian	Indonesia	2012	Independent Commissioner
Johnny Swandi Sjam	54	August 15, 1960	Indonesian	Indonesia	2011	Independent Commissioner
Virano Gazi Nasution	46	August 23, 1968	Indonesian	Indonesia	2012	Independent Commissioner

The Board of Commissioners is responsible for supervising and providing advice to the Board of Directors. The Board of Commissioners consists of seven members, one of whom is designated the President Commissioner. In accordance with the OJK regulations and IDX rules which require 30% of our Board of Commissioners to be independent, the following Commissioners have been designated as our Independent Commissioners: Parikesit Suprapto, Johnny Swandi Sjam and Virano Gazi Nasution. The principal duty of such Independent Commissioners, in addition to exercising supervision, is to represent the interests of the minority shareholders.

Name	Function	Position and Appointment Basis	Education	Career
Hendri Saparini

Duties of the Board of Commissioners

-    Overseeing the Company’s policies made by the Board of Directors and providing the Board of Directors with advice on, among others, the Company's development plan, the Company’s annual budget and work plan, the implementation of the provisions of the Articles of Association of the Company and AGM decisions and legislation with regard to the interests of the Company;

-    Performing duties, authorities and responsibilities in accordance with the Articles of Association of the Company and AGM decision, and

-    Researching and reviewing the Annual Report prepared by the Board of Directors as well as signing the Annual Report.

Authorities of Board of Commissioners

-    Giving opinion and suggestion to AGM regarding periodic reports and other reports of the Board of Directors;

-    Overseeing the implementation of the Company’s work plan and budget (including the investment budget) for the previous financial year and to submit the results of the assessment and opinion to the AGM;

-    Following the Company’s development activities and in the event that the Company show withdrawal symptoms, immediately asked the Board of Directors to announce to shareholders and provide advice on corrective measures that should be taken;

-    Providing opinion and suggestion to the AGM on any other issues deemed important to the management of the Company;

-    Proposing to the AGM, through the Board of Directors, on the appointment of a public accounting firm to audit the Company's Financial Statements, including the audit of internal control over financial reporting, according to existing regulations from the capital market authority in which the Company's shares are registered and / or recorded;

-    Providing a report on the monitoring task has been carried out during the past financial year to the GMS, and

-    Performing other supervisory duties prescribed by the AGM.

President Commissioner, appointed based on the result of Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Bachelor of Arts in Economics from Gajah Mada University (1988); Master in International Development Policy from Tsukuba University, Japan and a doctorate degree in International Political Economy from Tsukuba University, Japan.

Hendri Saparini was a Expert Staff of Ministry  of Cooperation and SME/Head of Indonesian SME Development Agency, Economic Lecturer on Magister Management Gajah Mada University, Magister Management Faculty of Development Studies Bandung Institute of Technology, Doctoral Program Economic Faculty UMS, Economic Consultant in several financial institutions, Bank Indonesia, and international institution, as well as Managing Director Centre of Reformation (CORE Indonesia).

Dolfie Othniel Fredric Palit		Commissioner, appointed by Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.	Bandung Institute of Technology, 1995.

Dolfie Othniel Fredric Palit has served as Executive Director at Yayasan Bumi Indonesia (2001-2003), Executive Director at the Institute for Strategic Consultant (Strategic Planning) Research Policy and Regional Autonomy - REKODE (2004-2009), as a member of the House of Representatives (2009-2014 ), Member of Special Committee Act of Prevention and Combating Money Laundering, Bank Century Supervisory team Member, Member of Budget Committee of the House of Representatives, and Member of the Special Committee of the Law on BPJS.

Imam Apriyanto Putro		Commissioner, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on April 4, 2014.	Economic Faculty Diponegoro University Semarang, Magister Management from Institut Bisnis Indonesia (IBI) Jakarta, and a doctotare degree Management from State University Jakarta.	Imam Apriyanto Putro was the Commissioner of PT Semen Indonesia Tbk and currently served as the Secretary of Ministry of SOE.
Hadiyanto		Commissioner, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on May 11, 2012.

Law degree from the University of Padjadjaran, Bandung; Master of Law (LLM) from Harvard University Law School, USA,  and a doctorate degree in Legal Studies from the University of Padjadjaran, Bandung.

Currently Hadiyanto also served as the Director General of State Assets in the Ministry of Finance. Previously, Hadiyanto served as Head of the Legal Secretariat General of the Ministry of Finance, and Alternate Executive Director of the World Bank. In the corporate environment, Hadiyanto has served as President Commissioner of PT Garuda Indonesia Tbk (2007-2012) and President Commissioner of PT Bank Ekspor Indonesia (2007-2009).

Parikesit Suprapto		Independent Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Parikesit Suprapto served as Telkom Commissioners since May 11, 2012.

Bachelor in Corporate Economics from Sekolah Tinggi Manajemen Industri (1980);  Master in Economic Development from Indiana University, USA (1990);  and doctorate degree in Economic Development from Notre Dame University, Indiana, USA (1995).

Currently serving as commissioner of Indonesian Central Securities Depository. Parikesit Suprapto served as Deputy for Services, the Ministry of SOEs (2010-2012), Deputy for Banking and Financing Industry, the Ministry of SOEs (2008-2010), and Advisor to the Minister of Cooperatives and SMEs Small Business Sector (2006-2008). In the corporate environment, Parikesit Suprapto served as Commissioner of PT Indosat Tbk (2011-2012) and Commissioner of PT Bank Negara Indonesia (Persero) Tbk.

Johnny Swandi Sjam

Independent Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 17, 2010. Johny Swandi Sjam served as Telkom Independent Commissioners since January 1, 2011.

Diploma III of Computer Engineering from Bandung Institute of Technology; Diploma IV in Industrial Management from the School of Industrial Management Department of Industry; Bachelor of Informatics Management from Gunadarma University, Jakarta; and Masters in Business Administration and Policy from the University of Indonesia, Jakarta.

Johny Swandi Sjam has served as Commissioner of PT INTI (2010-2011), President Director of PT Indosat Tbk (2005-2007), President Director of Satelindo (2002-2003) and several other important positions in subsidiaries Indosat such as Sisindosat and Intikom (1997-2002).

Virano Gazi Nasution		Independent Commissioner, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on May 11, 2012.	Bachelors degree in the field of Systems Engineering, University of Arizonaand a master's degree in Economic Engineering, Stanford University, USA.

Virano Gazi Nasution served as Commercial Director of PT Indonesia Comnet Plus, a subsidiary of PT PLN (2009-2012); Expert Staff to the Minister of Communications and Informatics Technology (2008-2009), and President Director of PT Bakrie Telecom Tbk (2001-2005).

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of eight members, including a President Director.

In accordance with Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014, the Board of Commissioners and Board of Directors went through some changes.

Furthermore, based on the AGM resolution, the division of tasks and responsibilities for each member of the Board of Directors, along with the nomenclature for each member of the Board of Directors, aside the President Director and Financial Director, is determined based on the BOD’s decision. That BOD’s decision was determined on December 19, 2014 with the division of task, authorities and nomenclature BOD as follows:

Name	Age	Date of Birth	Citizenship	Domicile	Director Since	Position
Alex J. Sinaga	53	September 27, 1961	Indonesian	Indonesia	2014	President Director (CEO)
Heri Sunaryadi	49	June 26, 1965	Indonesian	Indonesia	2014	Director of Finance (CFO)
Indra Utoyo	53	February 17, 1962	Indonesian	Indonesia	2007	Director of Innovation & Strategic Portfolio (ISP)
Abdus Somad Arief	51	September 25, 1963	Indonesian	Indonesia	2014	Director of Network, Information Technology & Solution (NITS)
Herdy Rosadi Harman	51	June 28, 1963	Indonesian	Indonesia	2014	Director of Human Capital Management (HCM)
Dian Rachmawan	50	May 14, 1964	Indonesian	Indonesia	2014	Director of Consumer Services (CONS)
Honesti Basyir	46	June 24, 1968	Indonesian	Indonesia	2012	Director of Wholesale & International Service (WINS)
Muhammad Awaluddin	46	January 15, 1968	Indonesian	Indonesia	2012	Director of Enterprise & Business Service (EBIS)

Name	Function	Position and Appointment Basis	Education	Career
Alex J. Sinaga

1.     To coordinate the process of structuring and/or reconstruction of the aspects of corporate philosophy, which includes but is not limited to vision, mission, objectives, corporate culture, and leadership architecture;

2.     To formulate and to state the strategic direction for the conditioning of the Company’s capability in realizing sustainable competitive growth across Telkom Group’s business portfolio and risk management as well as interfacing with external constituent;

3.     To control the strategic planning function within the Telkom Group and to direct businesses development by focusing on new businesses portfolio;

4.     To control corporate direction in driving new business, entering/developing new markets and for internationalization/regionalization;

5.     To control the management of strategic aspects and finance, human capital and innovation and strategic portfolio management on the entire businesses portfolio of Telkom's group;

6.     In charge of leadership development program in Telkom Group, and to appoint and to dismiss certain official positions, in accordance with the established career management regulations, and leadership development program for the entire Telkom Group, and

7.     To submit reports on the Company’s performance as required for a public company on a regular basis.

		President Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.	Bachelor degree of Electronic Telecommunications of Bandung Institute of Technology and Master of Telematics of the University of Surrey, Guidford-UK.

Alex J.  Sinaga previously served as President Director of Telkomsel, President Director of PT Multimedia Nusantara, Division Head of Fixed Wireless Networks, Head of Enterprise Services, President Commissioner of PT Sigma Cipta Caraka, and Vice President of Toba Lake Golf Club, General Manager Telkom West Jakarta, Senior Manager of Performance - Regional Division II Jakarta.

Heri Sunaryadi

1.   To determine the concept and the formula of the Company’s Long-Term Financial Planning for Telkom Group;

2.   To facilitate the process of formulating concept of  corporate level strategy, particularly the financial perspective on, but is not limited to, strategic budgeting, business & investment, parenting strategy, subsidiary performance, and capital management;

3.   To determine financial and logistic strategy and policies, which include, but is not limited to Financial Policy, Financial System Support Policy, Asset Management & Logistic Policy, Asset Management & Logistic;

4.   To determine the governance policies and the financial accounting management, accounting management (budgeting), and corporate finance (treasury);

5.   To determine the policies, governance, and mechanism of managing the Annual Work Plan Budget (RKAP), and

6.   To carry out the advisory role in determining corporate level strategy, particularly for matters related to Telkom Group’s financial resources.

		Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.	Bachelor Degree Faculty of Agriculture from Bogor Agricultural University (1987).	Heri Sunaryadi previously was the President Director of PT Bahana Pembinaan Usaha Indonesia (Persero) in 2009 - 2013 and President Director of PT Kustodian Sentral Efek Indonesia (2013-2014).
Indra Utoyo

1.   To determine the concept and formula of the Company's Long-Term Plan (corporate strategic scenario);

2.   To determine the governance policies and the mechanisms of the management of corporate planning and strategy (policies on the level of planning and strategy - corporate level, business level and functional level);

3.   To determine the strategy and the policy of the Telkom Group's business portfolio;

4.   To determine the strategy, policy and recommendation for corporate action and strategic investment for the development of Telkom Group's business;

5.   To determine the innovation strategy in order to explore new sources of growth for Telkom Group's business portfolio, and

6.   To determine the parenting strategy to harmonize and optimize the capability of the Telkom Group's business entities.

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on February 28, 2007. Indra Utoyo had served as Acting President Director by virtue of the BOC No.201/SRT/DK/2014 dated October 31, 2014.

Bachelor of Electrical Telecommunication Engineering from Bandung Institute of Technology and Master Degree in Communication and Signal Processing from Imperial College of Science, Technology and Medicine, University of London, England.

Indra Utoyo joined Telkom since 1986. Indra Utoyo has served as a Senior General Manager of Information System Center Telkom, and Director of Information Technology Solutions & Supply Telkom.
Abdus Somad Arief

1.     Determining the business plan and strategy in order to leverage the capability of company’s resources to develop/exploit the established business/ services by utilizing infrastructure, IT and solution to support Telkom Group business portfolio synergistically;

2.     Determining the policy, governance, and mechanism for the utilization of infrastructure/ network to support the growth of Telkom Group business portfolio;

3.     Determining the policy, governance, and mechanism for the utilization of IT to support the growth of Telkom Group business portfolio;

4.     Determining the policy, governance, and mechanism for the conditioning of excellent performance of services/solutions to support sustainable competitive growth of Telkom Group;

5.     To manage and to control the parenting mechanism in accordance with the parenting strategy on the entire units under the Directorate of NITS and/or other units directly involved in the process of managing the infrastructure utilization and operation, and

6.     Ensuring the effectiveness of risk management in all business processes in all units under the Directorate of NITS.

		Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.	Bachelor degree of Electrical Engineering from Bandung Institute of Technology and Master of Information Systems and Technology Bandung Institute of Technology

Abdus Somad Arief’s career mostly in Telkom.Previously, Abdus Somad Arief was Director of Network Telkomsel, Executive General Manager of the Enterprise Service Division Telkom (2009-2012), Vice President of Business Development - Enterprise & Wholesale Telkom (2008-2009), and Deputy Executive General Manager of the Enterprise Service Division Telkom (2007-2008). Abdus Somad Arief also been the President Commissioner of PT Pramindo Ikat Nusantara (2011-2012) and Commissioner of PT Infomedia Nusantara (2010-2011).

Herdy Rosadi Harman

1.     To determine the concept and formula for Human Capital Long Term Plan and Human Capital Master Plan in Group;

2.     To facilitate the process of formulating corporate level strategy, particularly on aspects related to the development of center of excellent, organization behavior, corporate culture, and leadership architecture;

3.     To determine the strategy and policies for human capital function, including but is not limited to human capital policy, organisation development, and industrial relation;

4.     To determine the governance policy and the management mechanism and planning of resources related to the development, utilization and management of human resource;

5.     To determine the policy, governance, and mechanism for the development and interrelation of the entities/institutions related to human resources management, including but is not limited to the pension fund management institutions, employee and retire health care institutions, skill and competence development institution or educational institution, and labour union, and

6.     To conduct the advisory role in determining corporate level strategy, especially for matters related to Telkom Group’s human resources development.

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Bachelors Degree of Law from University of Padjadjaran, Bandung (1986); MBA from the Asian Institute of Management Philippines - Institute Management Bandung/Telkom University (1993, and Master of Law (LLM) from Washington College of Law, DC, USA (1998).

Herdy Rosadi Harman previously served as the Director of Human Capital Management Telkomsel (2012-2014). Herdy Rosadi Harman served as Vice President of Legal & Compliance Telkom (2006-2007) as well as Vice President of Regulatory Management Telkom (2007-2012).

Dian Rachmawan

1.     To define the strategy and business planning to leverage the Company's resources capability in creating competitive advantage to win the competition and long term growth of the consumer segment business portfolio (consumer home services and consumer personal services) within Telkom Group;

2.     To determine the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entire entities managing the consumer segment business within Telkom Group;

3.     To determine the policy, governance, and mechanisms of the management of the consumer segment marketing functions;

4.     To determine the policy, governance, and mechanisms of the management of the consumer segment sales and/ or partnership function;

5.     To determine the policy, governance, and mechanism of the management of customer relationship management on the consumer segment, and

6.     Ensuring the effectiveness of business risk management in all units under the Directorate of Consumer Service.

		Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.	Master in Telecommunication Engineering, Bradford College, England.	Dian Rachmawan previously was the CEO of Telekomunikasi Indonesia International Ltd., Hong Kong.
Honesti Basyir

1.     To define the strategy and business planning to leverage the Company's resources capability in creating competitive advantages to win thecompetition and to achieve long term growth of the Wholesale & International segment business portfolio of Telkom Group;

2.     Determining the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entire entities managing the business operations for the Wholesale & International segment of Telkom Group;

3.     Determining the policy, governance, and mechanisms of the management of Wholesale & International segment marketing functions;

4.     Determine the policy, governance, and mechanisms of the management of the Wholesale & International segment sales and/or account management function.

5.     Determining the policy, governance, and mechanisms of the management of customer relationship management for Wholesale & International segment, and

6.     Ensuring the effectiveness of risk management in all business processes of the entire units under the Directorate of Wholesale & International segment.

		Director, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on May 11, 2012.	Bachelor Degree of Industrial Engineering from Bandung Institute of Technology (1992) and Master Degree of Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

Honesti Basyir has served as Finance Director of Telkom (2012-2014), Vice President of Strategic Business Development Directorate of IT Solutions and Strategic Portfolio Telkom. Assistant Vice President of Business and Finance Analysis and Project Controller-1 Project Management Office Telkom.

Muhammad Awaluddin

1.     To define the business strategy and planning to leverage the Company's resources capability in creating a competitive advantage to win the competition and to achieve long term growth of the corporate segment business portfolio (enterprise and business) of Telkom Group;

2.     To determine the parenting policies and mechanisms in order to create value through the optimization and harmonization of the interrelation between the parent company and the entities managing the corporate segment business (enterprise and business) of Telkom Group;

3.     To determine the policy, governance, and mechanisms of the management of corporate segment marketing function (enterprise and business);

4.     To determine the policy, governance, and mechanisms of the management of the corporate segment sales and/or account management function (enterprise and business);

5.     Determine the policy, governance, and mechanism of customer relationship management for corporate segment (enterprise and business), and

6.     Ensuring the effectiveness of risk management in all business processes of the entire units under the Directorate of Enterprise Service.

		Director, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on May 11, 2012.	Bachelor degree of Electrical Engineering from Sriwijaya University (1990); Master of Business Administration from European University Antwerp Belgium (1998).

Muhammad Awaluddin started his career at Telkom since 1991. Awaluddin has served as General Manager of Kandatel Bogor, General Manager of Kandatel Central Jakarta, Executive General Manager of Divre I Sumatra, Vice President of Public and Marketing Communications and Executive General Manager of the Division of Access. Previously, Awaluddin was the President Director of PT Infomedia Nusantara.

None of our Commissioners or Directors has any arrangement or understanding with major shareholder, customer, supplier or with us, nor are any such contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above.

Table of Content

B.    COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS which grants authority and authorization to the Board of Commissioners, with prior approval from Series A Dwiwarna shareholder as to the amount of tantiem which will be given to the members of Board of Director and Board of Commissioners for the 2014 financial year and also as to the amount of the salary/honorarium including facilities and allowances for the members of Board of Director and Board of Commissioners for the 2014 financial year. The Nomination and Remuneration Committee is responsible for formulating the Commissioners’ and Directors’ salaries, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

Each Commissioner is entitled to monthly remuneration and benefits. They are also entitled to bonuses based on our business performance and achievements. Commissioners are also entitled to a lump sum allowance upon resignation.

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances. Directors also receive an annual bonus based on our business performance and achievements. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from the Board of Commissioners before being considered by shareholders at the GMS.

For 2014, the aggregate remuneration of the entire Board of Commissioners including bonuses but excluding other benefits was Rp25.3 billion, allowing The total accrued remuneration of the entire Board of Commissioners for 2014 was Rp37.1 billion, including long-term incentives and allowance upon resignation. In addition, the tax on the aggregate remuneration of the Board of Commissioners borne by Telkom was Rp17.2 billion. The remuneration of the board of commissioners of Telkom’s subsidiaries in 2014 was Rp80.2 billion. The remunerations that have been received by Board of Commissioners in 2014 listed as below:

Board of Commissioners		Value (Rp million)
	Honorarium	Tantiem & THR	Allowance	Total
Hendri Saparini	-	-	-	-
Dolfie Othniel Fredric Palit	-	-	-	-
Imam Apriyanto Putro	577.5	72.3	477.2	1,127.0
Hadiyanto	868.1	2.909.2	410.7	4,188.0
Parikesit Suprapto	868.1	2.909.2	420.8	4,198.1
Johnny Swandi Sjam	868.1	2.909.2	592.0	4,369.3
Virano Gazi Nasution	868.1	2.909.2	407.0	4,184.3
Jusman Syafii Djamal**	964.5	3.232.4	614.9	4,811.8
Gatot Trihargo*	289.4	1.969.2	229.4	2,488.0

Description:    *) until AGMS date of April 4, 2014

                        **) until EGMS  date of December 19, 2014

Table of Content

For 2014, the total remuneration of the entire Board of Directors, including bonuses but excluding other benefits, was Rp70.4 billion. The total accrued remuneration of Board of Directors for 2014 was  Rp123.5 billion, including  long-term incentives and allowance upon resignation. In addition, tax on the aggregate remuneration of the Board of Directors, borne by Telkom was RP27.3 billion. The remuneration of the board of directors of Telkom’s Subsidiaries in 2014 are as much as Rp300.9 billion. The remunerations that have been received by Board of Directors 2014 listed as below:

Board of Directors		Value (Rp million)
	Honorarium	Tantiem & THR	Allowance	Total
Alex J. Sinaga	-	-	-	-
Heri Sunaryadi	-	-	-	-
Indra Utoyo	1,782.0	5,822.1	1,138.7	8,742.8
Dian Rachmawan	-	-	-	-
Muhammad Awaluddin	1,782.0	5,822.1	1,138.7	8,742.8
Abdus Somad Arief	-	-	-	-
Herdy Rosadi Harman	-	-	-	-
Honesti Basyir	1,782.0	5,822.1	1,138.7	8,742.8
Arief Yahya*	1,650.0	6,469.1	1,040.8	9,159.9
Sukardi Silalahi**	1,782.0	5,822.1	1,138.7	8,742.8
Rizkan Chandra**	1,782.0	5,822.1	1,138.7	8,742.8
Priyantono Rudito**	1,782.0	5,822.1	1,138.7	8,742.8
Ririek Adriansyah**	1,782.0	5,822.1	1,138.7	8,742.8

Description:   *) until October 27, 2014

                    **) until EGM of  December 19, 2014.

Compensation of Management and Employees

We offer competitive remuneration package based on prevailing Law and Regulation and gradually conducts market price benchmarking.

Objectives of our remuneration system implementation consist of 4 (four) key pillars, which are:

1.       To attract

Our remuneration system is designed and developed particularly to attract potential and highly qualified employee candidate, both fresh graduate and professional staff which will be directly placed on certain positions.

2.       To retain

Our remuneration system is designed as a tool to establish comfort working sphere that will retain and enhance loyalty of high quality professional employee.

3.       To motivate

Our remuneration system is designed as a mean to raise motivation of each employee to always improve personal quality and to become high performed employee.

4.       To support

Our remuneration system is designed to support the management in pursuing the objectives, performance target and corporate business strategy comprehensively.

Based on objectives of remuneration distribution, our remuneration system component is divided into 3 (three) major parts known as 3P Remuneration System which are:

1.       Pay for Person

A remuneration component to appraise individual competency of each employee according to competency profile required on chaired position and working period. Pay for person shifting throughout Remuneration Adjustment is determined based on competency assessment result and also aligned with the remuneration comparison condition.

2.       Pay for Position

A remuneration component provided to appraise policy, mastery and accountability required for certain position. Shifting on pay for position through the Remuneration Adjustment is determined by employee position class as well as Job Characteristics and Unit Function.

3.       Pay for Performance

A remuneration component provided to appraise employee performance in achieving target as implemented on certain period. Process in determining employee remuneration on pay for performance is carried out by considering Individual Performance Score and Unit Performance Score.

Table of Content

Based on type and nature of remuneration components, Telkom Remuneration Structure comprises of 2 (two) major components which are:

1.       Compensation

The component consists of Monthly Salary, Holiday Feast Allowance, Leaves Allowance and Income Tax (PPh 21).

2.       Benefit

The component consists of Fixed Benefit and Variable Benefit. These two sub-components are provided in form of Cash Benefit and Non-Cash Benefit.

For incentive distribution, the Company budgeted on the current year but the realization will be distributed in the following year after the publication of audited Financial Statements and approval in the General Meetings of Shareholders (GMS). The incentive distribution will only be conducted if Net Income target is achieved. There is no management Pension Plan or Contingent Compensation in Place.

C.    BOARD PRACTICES

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including planning and development, operations and budgeting in compliance with our Articles of Association, and to carry out the mandate and resolutions of the AGMS and EGMS. The Board of Commissioners does not have the authority to run or manage our Company, except in the exceptional situation of all members of the Board of Directors having been suspended for any reason. The Board of Commissioners provides advice and opinions to the AGMS with respect to financial reporting, business development, appointment of auditors, and other important and strategic matters related to corporate actions. The Board of Commissioners also reviews our work plan and budget, keeps abreast of our progress, and in case our Company gives an indication of slowing-down, immediately requests the Board of Directors to notify the shareholders and provides recommendations on measures for mitigation. Finally, the Board of Commissioners ensures that our corporate governance program is properly applied and maintained in accordance with the applicable regulations.

The Board of Commissioners is obliged to carry out its duties and responsibilities in accordance with our Articles of Association, decisions from the AGMS and EGMS and applicable laws and regulations.

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

Table of Content

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was promulgated by a Decree of the Board of Commissioners. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations. The Audit Committee charter was stipulated by the Board of Commissioners’ Decree No.11/KEP/DK/2011 dated November 30, 2011 in relation to the Charter of the Telkom Group Audit Committee. In 2014, no changes were made to regulations related to our Audit Committee that would require us to amend our Audit Committee Charter.

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

Currently, the Audit Committee consists of five  members: (i) Johnny Swandi Sjam (Independent Commissioner and Chairman); (ii) Tjatur Purwadi (Secretary); (iii) Virano Gazi Nasution (Independent Commissioner); (iv) Parikesit Suprapto (Independent Commissioner); (v) Dolfie Othniel Fredric Palit (Commissioner), and (vi) Agus Yulianto.

Audit Committee Financial Expert

See Item 16A “Audit Committee Financial Expert”.

Table of Content

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

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors’ remuneration. The duties of the Nomination and Remuneration Committee are to:

-          devise a nomination and selection system for strategic positions within Telkom by, referring to corporate governance principles, such as transparency, accountability, responsibility, fairness and independence;

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

As of December 31, 2014, the members of our Nomination and Remuneration Committee were Hendri Saparini (President Commissioner), Hadiyanto, Imam Apriyanto Putro, Dolfie Othniel Fredic Palit, Parikesit Suprapto, Johnny Swandi Sjam, and Virano Gazi Nasution. To maintain independence in the execution of their tasks, members of the Nomination and Remuneration Committee have no relationship, either directly or indirectly, with us. There are no service contracts or benefits to be provided for the Board of Directors of our Company or subsidiaries upon their termination as Board of Directors.

D.    EMPLOYEES

We had a total of 25,284 employees as of December 31, 2014, consisting of 17,279 Telkom employees and 8,005 employees of our subsidiaries. This represented an increase of 1.1%  compared to as of December 31, 2013.

The following is our  employee profile by position, educational background, ages and gender group.

As of December 31, 2014, we had 541  senior management employees, compare with 441 senior management employees as of December 31, 2013. Total middle management employees grew from 3,987 employees as of December 31, 2013  to 4,181 employees as of December 31, 2014. Supervisor level employees increased from 13,077  employees as of December 31, 2013 to 12,031 employees as of December 31, 2014. Other employees decreased from 8,552 employees as of December 31, 2013 to 7,485 employees as of December 31, 2014.

Position	2014
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	151	390	541	2.2
Middle Management	2,939	1,242	4,181	16.5
Supervisors	10,233	2,844	13,077	51.7
Others	3,956	3,529	7,485	29.6
Total	17,279	8,005	25,284	100

Our employee profile based on education level as of December 31, 2014 was dominated by university graduate at 11,769 employees, while we had 5,184 diploma graduate employees, 5,995 pre-college employees and 2,336 post-graduate employees. This reflects our focus to recruit highly educated candidates with the right qualifications to support our growth.

Level of Education	2014
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	5,289	706	5,995	23.7
Diploma Graduates	4,093	1,091	5,184	20.5
University Graduates	6,159	5,610	11,769	46.6
Post Graduates	1,738	598	2,336	9.2
Total	17,279	8,005	25,284	100

Table of Content

As of December 31, 2014, employees profile based on age was as follows. Employees over the age of 45 comprised 13,740 employees while the employees under the age of 30 comprised 2,643 employees and employees between 31and 45 years were comprised 8,901 employees.

Age Group	2014
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
<30	680	1,963	2,643	10.5
31 - 45	3,784	5,117	8,901	35.2
>45	12,815	925	13,740	54.3
Total	17,279	8,005	25,284	100

Our employee profile was largely dominated by male employees at 78.8% as of December 31, 2014 compared with 79.4% as of December 31, 2013 as illustrated on following table.

Gender Group	2014
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Male	14,091	5,824	19,915	78.8
Female	3,188	2,181	5,369	21.2
Total	17,279	8,005	25,284	100

Approximately 79.0% of our employees were located in western Indonesia and approximately 21.0% of our employees  were located in eastern Indonesia. We do not employ a significant number of temporary employees.

Retirement Program

The retirement age for all our employees is 56 years. We have two pension schemes, which are (a) Defined Benefit Pension Plan (“DBPP”) tailored for permanent employees who were hired prior to July 1, 2002, and (b) Defined Contribution Pension Plan (“DCPP”) that is applicable to all other permanent employees.

a.       Defined Benefit Pension Plan (“DBPP”)

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund Division administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%),  while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month. Our contribution to the pension fund reached Rp186 billion, Rp182 billion and nil, respectively, for the years ended December 31, 2012, 2013 and 2014.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program under an annuity insurance contract. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the remaining balance. Since 2005, Telkomsel has contributed the entire amount to the program. In 2014, Telkomsel contributes to the pension fund amounting to 42 billion, Rpnil billion and Rp98 billion, respectively, for the years ended December 31, 2012, 2013 and 2014.

Infomedia also has its own DBPP for its employees.

b.       Defined Contribution Pension Plan (“DCPP”)

We operate a Defined Contribution Pension Plan for permanent employees who were recruited on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totalled  Rp5 billion, Rp6 billion and Rp6 billion,  respectively, for the years ended December 31, 2012, 2013 and 2014.

To create a more effective and competitive business environment, we also have an Early Retirement Program (“ERP”). The program is run in line with the execution of the 2013 to 2017 Human Capital Master Plan. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. From 2002 to December 31, 2014,  we spent Rp7.3 trillion as compensation for 14,195  employees who participated in the program. In 2014, we did not execute an early retirement program.

Table of Content

Management of Employee Relations with Management

Pursuant to the Presidential Decree No.83/1998 regarding Ratification of ILO Convention No.87/1948 regarding  Freedom of Association and Protection of the Right Organize, our  employees established the Telkom Employees Union (“SEKAR”). As of December 31, 2014, SEKAR represented a total of 15,526  employees or 89.9% of our  total workforce.

Pursuant to Law No.13/2003 regarding Manpower and Regulation of the Ministry of Manpower and Transmigration No.PER.16/2011 concerning Procedures Preparation and Ratification  of Company Regulations and Preparation and Registration Collective Work Agreement (“CWA”), SEKAR is entitled to represent employees in the negotiation of the CWA with management. To renew the expired CWA IV, negotiations for the CWA V were conducted during 2013. These negotiations have resulted in an agreement that was signed by both parties on August 23, 2013, and has been ratified by the Directorate General of Work Requirement, Welfare and Discrimination Analysis of the Ministry of Manpower and Transmigration. CWA V is in effect until August 23, 2015.

Telkomsel and Infomedia also have employees’  unions. Telkomsel’s employees’  union, “SEPAKAT”, has 3,723 members and represents  81.1% of Telkomsel’s total employees. Neither we nor our  subsidiaries with employees union have experienced material labor action.

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

Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, the Company transferred a portion of the treasury stock to its employees as part of the 2012 annual incentives. The 59,811,400 (equal to 299,057,000 shares after stock split) treasury stock transferred to 24,993 employees which had a total fair value of Rp661 billion. As of February 28, 2015, 132,644,010 of our shares were owned by 16,293 of our employees and our retirees. In 2014, we did not conduct the ESOP.

Stock Split

At our general shareholders' meeting on April 19, 2013, a stock split with a ratio of 1:5 was approved by our shareholders. New Series B common shares were deposited into shareholders accounts on September 2, 2013 as part of the stock split. In connection with our stock split, effective on September 2013, we changed the ratio of our ADSs from one ADS representing 40 Series B common shares, par value Rp250 per share, to one ADS representing 200 Series B common shares, par value Rp50 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital consists of one Series A Dwiwarna share and 399,999,999,999 Series B (common stock) shares. Our authorized shares, 100,799,996,400 of which are issued and fully paid, consists of one Series A Dwiwarna share and 100,799,996,399 shares of Series B common stock. The Series A Dwiwarna share is owned by the Government and carries special voting rights, the right to nominate, and to veto the appointment and removal of, any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve us prior to the expiry of its term of existence, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions placed on the common stock also apply to the Dwiwarna share, except that the Government cannot transfer the Dwiwarna share. The Government’s ownership of the Dwiwarna share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna share may only be modified by an amendment of our Articles of Association, which the Government may veto.

Table of Content

Company Shareholders per February 28, 2015
	Series A Dwiwarna Share	Series B Shares (Common Stock)	Percentage of Ownership
Government	1	51,602,353,559	52.56
Public		46,573,500,040	47.44
Capital Subtotal (issued and outstanding)	1	98,175,853,599	100.00
Treasury Stock		2,624,142,800	-
Total	1	100,799,996,399	100.00

Shareholders Owning More Than 5% of Shares (Major Shareholder)

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A Dwiwarna Share	Government	1.00	-
Series B Shares	Government	51,602,353,559	52.56

During the past three years, the percentage of shares held by Government was, 53.9%, 53.1% and 52.6% as of February 28, 2013, 2014 and 2015, respectively.

Shares Owned by Directors

Directors	Number of Shares	Percentage of Ownership
Directors
Dian Rachmawan	60,540	<0.01
Indra Utoyo	27,540	<0.01
Honesti Basyir	540	<0.01
Total	88,620	<0.01

Shareholders Owning Less Than 5% of Shares

Group	Number of Shares of Common Stock Owned	Percentage of Ownership
Foreign
Business	39,197,887,826	39.93
Individual	14,333,800	0.02
Local
Business Entities
Companies	2,566,052,450	2.61
Mutual Funds	2,071,267,677	2.11
Insurance Companies	1,692,699,500	1.72
Pension Funds	504,203,650	0.51
Other Business Entities	74,986,990	0.08
Individuals	452,068,147	0.46
Total	46,573,500,040	47.44

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

The Government as Shareholder

Table of Content

The Government is our majority and controlling shareholder and owns 52.56% of our common stock as of February 28, 2015. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under the relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Ministry of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder.”

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

The Government as Regulator

The Government regulates the telecommunications sector through the MoCI. The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the DGPT, the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPT for each type of service offered, including licenses for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Ministry of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp442 billion in 2013, and Rp496 billion (US$40million) in 2014. Concession fees as a percentage of total expenses amounted to 0.8% in 2013 and 2014. Radio frequency usage charges amounted to Rp3,098 billion in 2013, and Rp3,207 billion (US$259 million) in 2014. Radio frequency usage charges as a percentage of total expenses amounted to 5.4% in 2013 and 5.2% in 2014. USO charges to the MoCI amounting to Rp1,153 billion in 2013, and Rp1,322 billion (US$107 million) in 2014. USO charges as a percentage of our total expenses amounted to 2.0% in 2013 and 2.2% in 2014.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2014, we had a total of Rp1,615 billion, or US$130 million, in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2014, 72.9% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 27.1% denominated in Rupiah. In 2014, the annual interest rates charged 8.5% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2014, the amount of revenues from Government departments and agencies was Rp1,749 billion, which was approximately 1.95% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

Table of Content

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

Proportion of Common Stock Held in Indonesia and Abroad

As of February 28, 2015, we had 40,926 common stock shareholders, including the Government. This total includes 40,199,951,426 common stock shares owned by 1,993 shareholders outside Indonesia. As of the same date, there were 99 ADS shareholders who owned 55,381,145 ADS (1 ADS is equivalent to 200 common stock shares).

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

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for our audited Consolidated Financial Statements filed as part of this Form 20-F.

Table of Content

Material Litigation

In the ordinary course of business, we have been named as defendant in various legal actions related to land disputes, monopolistic practice and unfair business competition, and SMS cartel practices. In relation to the legal proceedings described below, we do not believe that subsequent investigations or court decisions regarding those cases will have significant financial impact on us or our subsidiaries. Based on management's estimates on the probable outcomes of those cases, we have made provision for losses amounting to Rp25 billion as of December 31, 2014. See Note 39 to our Consolidated Financial Statements.

The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs. In the event the Company loses the case, the Company will pay compensation to the plaintiffs amounting to Rp57.6 billion.

On May 20, 2013, the Company filed an appeal to the Makassar High Court, objecting to the District Court’s ruling. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the SC. On January 9, 2015, the Company received the SC Notice regarding the case in which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review  of the case by the SC.

In 2014, there were no legal proceedings involving any serving member of the BoC and BoD.

Dividend Policy

The Annual General Meeting of Shareholders (“AGMS”) has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2014 will be decided at the AGMS scheduled for 2015.

Dividend Year	Date of AGMS	Payout Ratio (%)[1]	Amount of Dividends (Rp million)	Dividend per Share (Rp)
2009	June 11, 2010	50	5,666,070 [0]	57.61
2010	May 19, 2011	55	6,345,350 [2]	64.52
2011	May 11, 2012	65	7,127,333 [3]	74.21
2012	April 19, 2013	65	8,352,597 [4]	87.24
2013	April 4, 2014	70	9,943,294 [5]	102.40

(1)     Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)     Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively.

(3)     Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting Rp1,096,513 million.

(4)     Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting Rp1,285,015 million.

(5)     Consists of cash dividend amounting to Rp7,812,588 million and special cash dividend amounting Rp2,130,706 million.

Telkomsel Dividend

Pursuant to AGMS on April 1, 2014, Telkomsel approved the payment of a cash dividend of Rp15,612  billion, which represented 90% of Telkomsel’s net profit in 2013, Rp5,464 billion of this dividend was distributed to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”).

In 2012, 2013, and 2014 cash dividends were paid to SingTel Mobile, a non-controlling shareholder of Telkomsel, amounting to Rp3,591 billion Rp4,675 billion and Rp5,464 billion.

B.    SIGNIFICANT CHANGES

See Note 43 to our Consolidated Financial Statements.

Table of Content

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

		Price per Share of Common Stock			Volume (shares)	Outstanding Shares	Market Capitalization (Rp billion)
Calendar Year		High	Low	Closing
		(in Rupiah)
2010		1,960	1,390	1,590	28,539,250,000	98,347,123,900	160,272
2011		1,610	1,320	1,410	22,207,895,000	96,931,696,600	142,128
2012		1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
2013		2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
	First Quarter	2,230	1,760	2,200	5,993,025,000	95,745,344,100	221,760
	Second Quarter	2,580	1,900	2,250	8,265,647,500	96,044,401,100	226,800
	Third Quarter	2,450	1,950	2,100	7,206,438,500	97,100,853,600	211,680
	Fourth Quarter	2,375	1,980	2,150	6,374,194,000	97,100,853,600	216,720
2014		3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
	First Quarter	2,420	2,060	2,215	6,647,275,800	97,100,853,600	223,272
	Second Quarter	2,700	2,150	2,465	6,736,807,600	98,175,853,600	248,472
	Third Quarter	3,010	2,465	2,915	5,313,076,900	98,175,853,600	293,832
	Fourth Quarter	2,930	2,590	2,865	5,338,601,300	98,175,853,600	288,792
	September	3,010	2,675	2,915	1,769,250,600	98,175,853,600	293,832
	October	2,930	2,680	2,750	2,482,524,900	98,175,853,600	277,200
	November	2,830	2,590	2,825	1,559,250,500	98,175,853,600	284,760
	December	2,890	2,725	2,865	1,296,825,900	98,175,853,600	288,792
2015
	January	2,930	2,780	2,830	1,403,802,200	98,175,853,600	285,264
	February	3,020	2,800	2,935	1,785,881,500	98,175,853,600	295,848

(1)     We conducted a two for one split of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004.

(2)     We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.

(3)     The price per share of the common stock reflects this two splits above for all periods shown.

(4)     Market capitalization is multiplying between the share prices and issued and fully paid shares which are 100,799,996,400 shares.

On December 30, 2014, the last day of trading on the IDX in 2014, the closing price for our common stock was Rp2,865  per share.

The high, low, closing prices and trading volume for our ADSs on the NYSE and the LSE for the periods indicated are shown in the table below.

	Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
Calendar Year	High	Low	Closing		High	Low	Closing
	(in US Dollars)				(in US Dollars)
2010	43.80	30.33	35.65	69,803,576	42.00	30.76	34.91	19,673
2011	36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
2012	41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
2013	50.61	33.75	35.85	67,061,105	50.59	33.44	35.33	6,579,103
First Quarter	45.32	36.17	45.08	13,876,752	45.83	37.06	45.28	12,819
Second Quarter	50.61	38.75	42.74	15,688,290	50.59	39.31	45.34	6,465,258
Third Quarter	47.20	34.54	36.31	18,713,653	47.44	35.62	36.27	79,240
Fourth Quarter	41.69	33.75	35.85	18,782,410	41.69	33.44	35.33	21,786
2014	48.75	33.91	45.23	52,250,948	43.75	38.42	0	12,008
First Quarter	40.59	33.91	39.37	16,346,799	39.55	38.42	39.55	986
Second Quarter	44.45	39.00	41.66	16,409,533	43.75	39.95	43.00	11,022
Third Quarter	48.75	41.69	48.10	9,670,921	0	0	0	0
Fourth Quarter	48.43	42.29	45.23	9,823,695	0	0	0	0

Table of Content

	Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
Calendar Year	High	Low	Closing		High	Low	Closing
	(in US Dollars)				(in US Dollars)
September	48.75	44.85	48.10	2,722,429	0	0	0	0
October	48.43	44.26	45.35	4,383,362	0	0	0	0
November	46.39	34.70	36.54	5,866,608	0	0	0	0
December	46.89	42.29	45.23	3,254,644	0	0	0	0
2015
January	47.07	43.84	44.10	3,796,653	0	0	0	0
February	45.42	44.82	44.91	128,606	0	0	0	0

The last day of trading on the NYSE in 2014, which on December 31, the closing price for one Telkom ADS was US$45.23.

Effective from June 5, 2014, due to the low level of our ADSs traded, we delisted our ADSs listing from LSE. The closing price of Telkom ADS last transaction on the LSE for our ADS on June 4, 2014 was US$43.00.

B. PLAN OF DISTRIBUTION

Not applicable.

C.      MARKETS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE with one ADS representing 200 shares of Common Stock.

The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, grew out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in East Java.

As at December 31, 2014, the IDX had 506 issuers for equity and 110 active brokerage houses. In 2014, IDX recorded a trading volume of 169 billion shares. As at December 31, 2014, the total market capitalization was valued at Rp5,227 trillion (US$429.5billion).

Trading is divided into three segments: the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash markettake place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia (“KPEI”). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement in IDX.

On November 14, 2012 IDX issued a Decree of BOD No. Kep-00399/BEI/11-2012 regarding the Change of Trading Regulation No. IIA on Equity – Type Securities Trading which changed the IDX’s  trading hours, Effective January 2, 2014 with trading sessions as follow:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday-Friday	08.45.00-08.55.00
1st	Regular	Monday-Thursday	09.00.00-12.00.00
	Cash	Friday	09.00.00-11.30.00
Negotiation
2nd	Regular	Monday-Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiation	Monday-Thursday	13.30.00-16.15.00
		Friday	14.00.00-16.15.00
Pre-closing	Regular	Monday-Friday	15.50.00-16.00.00
Post Trading	Regular	Monday-Friday	16.05.00-16.15.00

Table of Content

On November 8, 2013 IDX issued a Decree of BOD No. Kep-00071/BEI/11-2013 regarding  the Change of Trading Regulation No. IIA on Equity – Type Securities Trading that change the  lot size, tick price and maximum price movement, effective January 2, 2013.

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

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, guarantee fund of 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost is 0.03% or depending on any other amount stipulated by the IDX is applicable. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or Exchange Member Approval (“SPAB”) revoked.

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

Table of Content

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with the Limited Liability Company Law No.1 of 1995, and approved by Ministerial Decree No.C2-7468.HT.01.04.TH.97 of 1997. Pursuant to the issuance of the Company Law No.40 of 2007 which revoked Limited Liability Companies Law No.1 of 1995, we have amended our Articles of Association which was approved by the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to Decree of the Ministry of Justice and Human Rights No.AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No.20155.

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

In accordance with Article 3 of the Company’s Articles of Association, the scope of its  activities are to provide telecommunication network and services and informatics, and to optimize the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

1.       Main business:

a.       Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

b.       Planning, developing, providing, marketing or selling and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

2.       Supporting business:

a.       Providing payment transactions and money transferring services through telecommunications and information networks.

b.       Performing activities and other undertakings in connection with the optimization of the Company's resources, which, among others, include the utilization of the Company's property and equipment and moving  assets, information systems, education and training,  and repairs and maintenance facilities.

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

Table of Content

Our Article of Association does not detail on the borrowing power that is exercisable by Board of Director and the method to very such borrowing power.

The Board of Directors is responsible for leading and managing our Company in accordance with our objectives and purposes and to control, preserve and manage the assets of our Company.

The Articles do not contain any requirements  for the Directors to: (i) retire by a specified age, or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of the shares of our Company in respect of specified matters are set forth below:

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

Any GMS may only be convened upon the issuance of the requisite notice by us. In addition, the Board of Directors may issue such notice and convene an EGMS based on a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares. The notice is to be published in at least two newspapers in Indonesia having general circulation within Indonesia and other media in accordance with the provisions of Indonesian capital markets rules and regulations. Such announcement/notice of a GMS is required to be given to shareholders at least 14 days (excluding the date of the notice and the date of the invitation) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in at least two newspapers in Indonesia having general circulation within Indonesia and other media in accordance with the provisions of Indonesian capital markets rules and regulations at least 14 days (excluding the date of the invitation and the date of the meeting) prior to the GMS. The quorum for AGMS or EGMS is shareholders representing more than half of the total shares with voting rights issued by us. In case the quorum is not reached, then the invitation to the second meeting can be made without prior announcement/notice that a invitation to a meeting will be made. In case the quorum is not reached, then the invitation to the second meeting can be made without prior announcement/notice that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (not including the date of the invitation to the meeting and the date of the meeting). The second meeting will be valid and may pass binding resolutions if attended by shareholders representing at least one third of the total shares with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at the Company’s request, with the quorum of attendance to be determined by the Chairman of OJK in accordance with the provisions of the laws.

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

Table of Content

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

C.      MATERIAL CONTRACTS

In 2014 and 2013, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business as disclosed at Note 38 of our Consolidated Financial Statement.

D. EXCHANGE CONTROLS

See Item 3 “Key Information - Selected Financial Data - Exchange Controls” included elsewhere in this Form 20-F.

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

3.       Stamp Duty

Stock transactions in Indonesia are subject to stamp duty. Pursuant to Government Regulation No.24/2000 on the amendment and the amount of stamp duty rates Imposing Limits Imposed Price Nominal stamp duty, a transaction of up to Rp1,000,000 needs a stamp duty of Rp3,000, while any transaction of more than Rp1,000,000 needs a stamp duty of Rp6,000.

b.       Considerations Regarding Certain US Federal Income Tax

The following is a summary of certain US federal income tax considerations relating to the acquisition ownership and disposition of ADSs or common stock by US Holders (as defined below) that hold their ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the US Internal Revenue Code of 1986, as amended, (the “Tax Code”). This summary is based upon the Code, its legislative history, final, temporary and proposed US Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect.  In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms..

This summary does not discuss all aspects of US federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not US Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for US federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address US federal estate, gift or alternative minimum taxes, the US federal unearned Medicare contribution tax, or state, local, or non-US tax considerations. Each holder is urged to consult their tax advisors regarding the US federal, state, local and non-US income, and other tax considerations of their investment in the ADSs or common stock.

Table of Content

For purposes of this summary, a “US Holder” is a beneficial owner of ADSs or common stock that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the US, (ii) a corporation, created in, or organized under the laws of, the US or any state or the District of Columbia, (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a US person under the Tax Code.

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

1.       Distributions on the Common Shares or ADSs

Subject to the discussion below under 3. Passive Foregin Investment Company, below,the gross amount of any distribution (without reduction for any Indonesian tax withheld) we make on the common shares or ADSs out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the ADSs or common shares and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with US tax principles. Accordingly, all distributions by us to US Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution..

Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are "qualified dividends." Dividends paid on ADSs or common shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided, in each case, that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Convention Between the Government of the United States and the Government of the Republic of Indonesia for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty") has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2015 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under "— Passive Foreign Investment Company".

Holders of ADSs or common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Rupiah payments made, determined at the spot Rupiah/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars.Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss from US sources.

Subject to various limitations, any Indonesian tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your US federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for US foreign tax credit limitation purposes and will be categorized as "passive category income" or, in the case of certain US Holders, as "general category income" for US foreign tax credit purposes.

In the event we are required to withhold Indonesian income tax on dividends paid to US Holders on the ADSs or common shares (see discussion under "Indonesian Taxation"), you may be able to claim a reduced 15% rate of Indonesian withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of Indonesian withholding tax.

Table of Content

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-US taxes imposed on dividends paid on the ADSs or common shares if you (i) have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the US foreign tax credit are complex and US Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating a US Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. US Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance..

2.       Sale or Other Disposition of ADSs or Common Stock

Subject to the discussion below under "— Passive Foreign Investment Company", upon a sale, exchange or other disposition of the ADSs or common shares, you will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your tax basis, determined in US dollars, in such ADSs or common shares.  Generally, gain or loss recognized upon the sale or other disposition of ADSs or common shares will be capital gain or loss, will be long-term capital gain or loss if the US Holder's holding period for such ADSs or common shares exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate US Holders, the United States income tax rate applicable to net long-term capital gain currently will not exceed 20.0%. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency from a sale or disposition of ADSs or common shares generally will realize an amount equal to the US dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis US Holder and (ii) the date of disposition in the case of an accrual basis US Holder. If ADSs or common shares are treated as traded on an "established securities market", a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into US dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual basis US Holder should not recognize any gain or loss on such conversion.

Any gain or loss will generally be US source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of the ADSs or common shares may not be currently creditable

3.       Passive Foreign Investment Company

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•         75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•         50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

"Passive income" for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests.

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common shares, we believe that we were not a PFIC for US federal income tax purposes with respect to our 2014 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2015 taxable year. Changes in the

Table of Content

nature of our income or assets or a decrease in the trading price of the ADSs or common shares may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the ADSs or common shares, you generally would be subject to special rules with respect to "excess distributions" made by us on the ADSs or common shares and with respect to gain from your disposition of the ADSs or common shares. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the ADSs or common shares in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the ADSs or common shares. Generally, you would be required to allocate any excess distribution or gain from the disposition of the ADSs or common shares ratably over your holding period for the ADSs or common shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest US federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a US Holder's holding period, we would generally be treated as a PFIC for each subsequent year absent a "purging" election by the US Holder.

These adverse tax consequences may be avoided if the US Holder is eligible to and does elect to annually mark-to-market the ADSs or common shares. If a US Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs  or common shares will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as "marketable stock" because the ADSs are listed on the New York Stock Exchange.  However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

A US Holder's adjusted tax basis in the ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a US Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the

ADSs or common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. US Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If we were regarded as a PFIC, a US Holder of ADSs or common shares generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the ADSs or common shares, recognized gain on a direct or indirect disposition of the ADSs or common shares, or made an election with respect to the ADSs or common shares, reporting distributions received and gains realized with respect to the ADSs or common shares. In addition, pursuant to recently enacted legislation, if we were regarded as a PFIC, a US Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder's ownership of the ADSs or common shares. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences of holding the ADSs or common shares that would arise if we were considered a PFIC.

4.       Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments made to certain non corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the US or by a US pay or US middleman to a holder of ADSs ordinary

Table of Content

shares (other than an “exempt recipient,” including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax is not an additional tax and may be credited against a US holder’s regular US federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS. Copies of any information returns or tax returns for claims for refund filed by non-US Holders with the IRS may be made available by the IRS, under the provisions of a specific treaty or other agreement providing for information exchange, to the taxing authorities of the country in which a non-US Holder resides.

5.      Information with Respect to Foreign Financial Assets

Certain US Holders may be required to report information with respect to such holder's interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-US corporation that is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. US Holders are urged to consult their own tax advisers regarding the foreign financial asset reporting obligations and their possible application to the holding of the ADSs or common shares.

F.       DIVIDENDS AND PAYING AGENTS

Not applicable.

G.      STATEMENT BY EXPERTS

Not applicable.

H.      DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this Annual Report on Form 20-F with the US Securities and Exchange Commission is available for inspection at our offices. See Item 4 “Information on the Company – History and Development of the Company – Telkom Indonesia Profile”.

I.        SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2014, assets in foreign currencies reached 84.0% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2012, 2013 and 2014 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2015 or thereafter.

Table of Content

Foreign Exchange Rate Risk

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

The information presented in the following table is based on assumptions of buying and selling rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2014 and applied respectively to monetary assets and liabilities. The bid and offer rates as of December 31, 2014 were Rp12,380 and Rp12,390 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of December 31, 2014		Expected Maturity Date						Fair
	Foreign Currency (million)	Rp Equiv. (Rp million)	2015	2016	2017	2018	2019	There after	Value
			(Rp million)
ASSETS
Cash and Cash Equivalents
US Dollar	364	4,526,838	4,526,838	-	-	-	-	-	4,526,838
Japanese Yen	8	875	875	-	-	-	-	-	875
Other(1)	16	193,242	193,242	-	-	-	-	-	193,242
Other Current Financial Assets
US Dollar	16	191,607	191,607	-	-	-	-	-	191,607
Trade Receivables
Related Parties
US Dollar	2	25,919	25,919	-	-	-	-	-	25,919
Third Parties
US Dollar	85	1,053,085	1,053,085	-	-	-	-	-	1,053,085
Other(1)	3	35,400	35,400	-	-	-	-	-	35,400
Other Receivables
US Dollar	0	4,876	4,876	-	-	-	-	-	4,876
Other(1)	0	1,381	1,381	-	-	-	-	-	1,381
Advances and Other Non-Current Assets
US Dollar	4	50,535	49,654	881	-	-	-	-	50,535
Other(1)	0	610	610	-	-	-	-	-	610
LIABILITIES
Trade Payables
Related Parties
US Dollar	0	2,763	2,763	-	-	-	-	-	2,763
Other(1)	0	2,001	2,001	-	-	-	-	-	2,001
Third Parties
US Dollar	228	2,833,792	2,833,792	-	-	-	-	-	2,833,792
Japanese Yen	19	2,162	2,162	-	-	-	-	-	2,162
Other(1)	3	42,406	42,406	-	-	-	-	-	42,406
Other Payables
US Dollar	3	42,548	42,548	-	-	-	-	-	42,548

Table of Content

	Outstanding Balance as of December 31, 2014		Expected Maturity Date						Fair
	Foreign Currency (million)	Rp Equiv. (Rp million)	2015	2016	2017	2018	2019	There after	Value
			(Rp million)
Other(1)	1	14,327	14,327	-	-	-	-	-	14,327
Accrued Expenses
US Dollar	66	819,711	819,711	-	-	-	-	-	819,711
Japanese Yen	27	2,839	2,839	-	-	-	-	-	2,839
Other(1)	1	12,666	12,666	-	-	-	-	-	12,666
Advances from Customers and Suppliers
US Dollar	2	29,884	29,884	-	-	-	-	-	29,884
Other(1)	0	825	825	-	-	-	-	-	825
Short term bank loan
US Dollar	100	1,244,000	1,244,000	-	-	-	-	-	1,244,000
Current Maturities of Long-term Liabilities
US Dollar	35	429,510	429,510	-	-	-	-	-	451,194
Japanese Yen	768	79,585	79,585	-	-	-	-	-	102,045
Promissory Notes
US Dollar	7	88,665	64,008	23,371	1,286	-	-	-	88,191
Long-term Liabilities(2)
US Dollar	71	880,772	-	317,305	231,678	131,237	93,559	106,993	868,178
Japanese Yen	6,911	716,264	-	79,585	79,585	79,585	79,585	397,924	727,034
(1) Assets and liabilities denominated in other foreign currencies are presented as US Dollars equivalents using the Reuters bid and offer rates prevailing at end of the reporting period.
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

The actual cash flows from our debt are denominated in Rupiah, US Dollar, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2014  by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2014  and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2014  and (iv) the value of marketable securities is based on the value of such securities on December 31, 2014. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

Table of Content

	Outstanding Balance as of December 31, 2014			Expected Maturity Date
	Original Currency (million)	Rp Equiv. (Rp million)	Rate (%)	2015	2016	2017	2018	2019	There after	Fair Value
				(Rp million)
ASSETS
Fixed Rate
Cash and Cash Equivalents
Time deposit
Rupiah	11,531,450	11,531,450	4-11.5	11,531,450	-	-	-	-	-	11,531,450
US Dollar	279	3,460,434	0.03-3	3,460,434	-	-	-	-	-	3,460,434
Other Current Financial Assets
Time deposit
US Dollar	9	110,472	0.85-1.00	110,472	-	-	-	-	-	110,472
Available-for-Sale Financial Assets
Rupiah	120,360	120,360	6.88-7.25	120,360	-	-	-	-	-	120,360
US Dollar	7	82,135	10.4-11.80	82,135	-	-	-	-	-	82,135
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	480,983	480,983	-	480,983	-	-	-	-	-	480,983
Interest	-	-	-	-	-	-	-	-	-	-
US Dollar
Principal	100	1,244,000	-	1,244,000	-	-	-	-	-	1,244,000
Interest	-	-	-	-	-	-	-	-	-	-
Fixed Rate
Rupiah
Principal	85,000	85,000	-	85,000	-	-	-	-	-	85,000
Interest	-	-	-	-	-	-	-	-	-	-
Long-term Liabilities(1)
Variable Rate
Rupiah
Principal	10,921,317	10,921,317	-	3,751,311	2,281,449	1,962,849	1,759,891	610,134	555,683	10,770,905
Interest	2,316,163	2,316,163	8-15	905,121	630,108	408,030	236,611	85,450	50,843	-
US Dollar
Principal	56	692,552	-	299,676	219,813	127,168	30,407	15,488	-	687,484
Interest	1	13,494	1.14-6	6,441	4,382	1,946	604	121	-	-
Fixed Rate
Rupiah
Principal	3,789,068	3,789,068	-	1,026,059	44,034	44,225	43,678	261,042	2,370,030	3,836,942
Interest	1,821,871	1,821,871	5-11	357,768	282,238	277,654	273,217	268,862	362,132	-
US Dollar
Principal	53	653,820	-	170,866	98,192	99,282	100,417	78,070	106,993	667,505
Interest	6	71,266	2-5	20,999	16,077	12,780	9,526	6,271	5,613	-
Japanese Yen
Principal	7,679	795,849	-	79,585	79,585	79,585	79,585	79,585	397,924	829,079
Interest	1,250	129,575	3.1	24,050	21,643	19,115	16,648	14,181	33,938	-
Finance Leases
Rupiah
Principal	4,736,901	4,736,901	-	548,582	551,500	594,832	591,140	571,047	1,879,800	4,736,901
Interest	1,739,038	1,739,038	2.75-11.76	400,739	349,747	295,854	238,693	186,713	267,292	-
US Dollar
Principal	4	52,574	-	22,977	22,671	6,514	412	-	-	52,574
Interest	1	6,453	4-5.8	2,832	2,757	820	44	-	-	-
(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes and long-term bank loans, which in each case include their maturities.

Table of Content

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Bank of New York Mellon Corporation (previously “The Bank of New York”) serves as the “Depositary” for our ADSs which are traded on the NYSE and LSE.

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

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$5 (or less) per 100 ADS (or part of 100 ADS).

Issuance of ADS, including issuance resulting from a distribution of shares or rights or other property.

Cancellation of ADS for the purpose of withdrawal, including in case of termination of the deposit agreement.

US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
Up to US$0.05 per ADS	Receiving or distributing dividend
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to US Dollar.
Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

The Depositary has agreed to reimburse us up to US$400,000 per year until 2015 for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. The reimbursement will be evaluated and adjusted if the number of ADSs outstanding falls below a stipulated minimum or if they are delisted from the NYSE. We expect to renegotiate the reimbursement amount for subsequent years after 2015. In 2014, we received USD10,758  in reimbursements from the Depositary.

Table of Content

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies to which this Item applies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.    Disclosure Controls and Procedures

Management conducted an evaluation on the effectiveness of the company's disclosure controls and procedures under the supervision and with the participation of management, including the President Director, which is the same level as Chief Executive Officer (“CEO”) and Finance Director, which is the same level as Chief Financial Officer (“CFO”) (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on this evaluation, the  CEO  and CFO  have concluded that, as of December 31, 2014, the company’s disclosure controls and procedures were effective. Disclosure controls and procedures conducted by management include controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

b.    Management’s Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The  internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board,  and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the  Company,  (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated  financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board,  and that receipts  and expenditures of the  Company are being made only in accordance with authorizations of the Company’s management and Board of Directors,  and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the  Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has  assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment the  management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 framework). Based on this assessment, management concluded that as of December 31, 2014, our internal control over financial reporting was effective.

Table of Content

c.     Attestation Report of  the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KAP Purwantono, Suherman & Surja, an independent registered public accounting firm, as stated in their report which is included within the Consolidated Financial Statements.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Agus Yulianto, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an “independent” member pursuant to the provisions of Rule 10A-3 of the Exchange Act. Mr. Yulianto  has been a member of our Audit Committee since November 2010. Prior to his appointment as a member of our Audit Committee, Agus Yulianto practiced and is currently practicing, as a Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions.

ITEM 16B. CODE OF ETHICS

In compliance with the Sarbanes-Oxley Act of 2002 Section 406, our code of ethics applies equally to our Commissioners, our President Director and our Finance Director (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at http://www.telkom.co.id/about-telkom/business-ethics. Amendments to or waivers from the code of ethics will be posted on our website as well.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, our Annual General Meeting of Shareholders (“AGMS”) on April  4, 2014 appointed the KAP Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited), a registered KAP with OJK, to perform the audit on our Consolidated Financial Statements for the fiscal year ended December 31, 2014 and on the Effectiveness of Internal Control on Financial Reporting as of December 31, 2014. The fee for the audit on the Consolidated Financial Statements for fiscal year 2014 was agreed at Rp34.5  billion (excluding VAT).

KAP Purwantono, Suherman & Surja has been our public accountant firm since 2012.

KAP Purwantono, Suherman & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program (“PKBL”) for fiscal year 2014.

Table of Content

Fees and Services of the External Auditor

The following table summarizes the fees for audit service in 2012,  2013 and 2014:

	For Years Ended December 31,
	2012	2013	2014
	(Rp million)	(Rp million)	(Rp million)
Audit Fees	26,619	28,601	34,459
All other fees	326	340	370

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Buy Back Program	Accordance with	Purchase Periode	Total Number of Shares Purchased	Average Price Paid per Share in Rp	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
SBB I	EGMS December 21, 2005	December 21, 2005 - June 20, 2007	1,056,452,500	1,731	1,056,452,500	-
SBB II	AGMS June 29, 2007	June 29, 2007 - December 28, 2008	1,075,000,000	1,832	1,075,000,000	-
SBB III	AGMS June 20, 2008	June 20, 2008 - December 20, 2009	321,420,000	1,448	321,420,000	-
SBB IV	AGMS May 19, 2011	May 19, 2011 - November 20, 2012	2,601,779,800	1,461	2,601,779,800	-

As of December 31, 2012, we had repurchased 5,054,652,300 common stock shares, equivalent to 5.0% of our issued and outstanding common stock, at an aggregate repurchase price of Rp8,067 billion, excluding broker and custodian fees. Under our repurchase program, we repurchased 591,882,500 shares in 2006, 631,820,000 shares in 2007, 1,229,170,000 shares in 2008, 1,415,427,300 shares in 2011 and 1,186,352,500 shares in 2012. In last program, SBB IV in 2011 and 2012, we repurchased 2,601,779,800 common stock shares at an aggregate repurchase price Rp3,803 billion.

On April 19, 2013 in accordance with the Resolution of the AGMS and regard with clause 4 letter a number (3) Bapepam-LK XI.B.2 we executed the transfer of 299,057,000 shares of Series B from Share Buyback Phase III through Employee Stock Ownership Program.

On July 30, 2013, we sold 1,056,452,500 shares which are part of Share Buyback Phase I by private placement. The selling price was Rp2,280 per share, which is not lower than Rp1,731 per share which is the average repurchase price of treasury stock,  Rp2,258 per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp2,280 per share, which is the closing price on the day before the selling date.

On June 13, 2014, we sold 1,075,000,000 shares which are part of Share Buyback Phase II by private placement. The selling price after stock split was Rp2,405 per share, which is not lower than Rp1,832 per share which is the average repurchase price of treasury stock,  Rp2,330 per share which is the average closing price for the last 90 (ninety) days before the sale, and Rp2,405 per share, which is the closing price on the day before the selling date.

As of December 31, 2014, our treasury stock balance is 2,624,142,800 common stock shares, equivalent to 2.6% of our issued and outstanding common stock which comprise of Share Buyback Phase III and IV with average repurchase price after stock split were Rp1,454, excluding broker and custodian fees. See Note 23 to our Consolidated Financial Statement.

The above amount and price per share of treasury stock are presented with the stock split ratio 1:5, which effective on September 2, 2013.

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

With regard to the Board of Commissioners, the Indonesia Company Law requires a public company Board of Commissioners to have at least two members. Although the Indonesian Company Law is silent as to the composition of the Board of Commissioners,  Listing Regulation No.IA in KEP.00001/BEI/01-2014 issued by the IDX (“IDX Regulation I-A”) states that at least 30% of the members of the Board of Commissioners of a public company (such as our Company) must be independent.

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

CERTIFICATION PURSUANT TO

15 U.S.C. SECTION 7241,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alex J. Sinaga, President Director (Chief Executive Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”), certify that:

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

Jakarta, April 1, 2015

By:	/s/ Alex J. Sinaga
Alex J. Sinaga President Director / Chief Executive Officer

Table of Content

Exhibit 12.2

CERTIFICATION PURSUANT TO

15 U.S.C. SECTION 7241,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Heri Sunaryadi, Director of Finance (Chief Financial Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”), certify that:

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

Jakarta, April 1, 2015

By:	/s/ Heri Sunaryadi
Heri Sunaryadi Director of Finance / Chief Financial Officer

Table of Content

Exhibit 13.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alex J. Sinaga, President Director, (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

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

Jakarta, April 1, 2015

By:	/s/ Alex J. Sinaga
Alex J. Sinaga President Director / Chief Executive Officer

Table of Content

Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Heri Sunaryadi, Director of Finance (Chief Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

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

Jakarta, April 1, 2015

By:	/s/ Heri Sunaryadi
Heri Sunaryadi Director of Finance / Chief Financial Officer

Table of Content

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act 1934, as amended, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

Jakarta, April 1, 2015

By:                                         /s/ Alex J. Sinaga

Alex J. Sinaga

                                                President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk and subsidiaries

Consolidated financial statements with report of

independent registered public accounting firm as of

December 31, 2013 (Restated) and  2014 and for the

years ended December 31, 2012, 2013 and 2014

Table of Content

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated financial statements

as of December 31, 2014 and for the year then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name Business address Address as indicated in ID Phone Position	: Alex J. Sinaga : Jl. Japati No. 1 Bandung 40133 : Jl. Anggrek Nelimurni B-70 No.38 Kelurahan Kemanggisan Kecamatan Palmerah, Jakarta Barat : (022) 4527101 : President Director

2.	Name Business address Address as indicated in ID Phone Position

: Heri Sunaryadi

: Jl. Japati No. 1 Bandung 40133

: Jl. Graha Taman Blok HC8 No.5 Bintaro Jaya Sektor 9

Kelurahan Pondok Pucung Kecamatan Pondok Aren, Tangerang

Selatan

: (022) 4527201/ (021) 5209824

: Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with International Financial Reporting Standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 1, 2015

/s/ Alex Janangkih Sinaga Alex J. Sinaga President Director	/s/ Heri Sunaryadi Heri Sunaryadi Director of Finance

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2013 (RESTATED) AND 2014 AND FOR THE

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Table of Content

Report of Independent Registered Public Accounting Firm

Report No. RPC-7120/PSS/2015

The Shareholders and the Boards of Commissioners and Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries as of  December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2015 expressed an unqualified opinion thereon.

/s/ Purwantono, Suherman & Surja

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 1, 2015

Purwantono, Suherman & Surja

Registered Public Accountants KMK No. 381/KM.1/2010

A member firm of Ernst & Young Global Limited

Table of Content

Report of Independent Registered Public Accounting Firm

Report No. RPC-7121/PSS/2015

The Shareholders and the Boards of Commissioners and Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Purwantono, Suherman & Surja

Registered Public Accountants KMK No. 381/KM.1/2010

A member firm of Ernst & Young Global Limited

Table of Content

Report of Independent Registered Public Accounting Firm (continued)

Report No. RPC-7121/PSS/2015 (continued)

In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 1, 2015 expressed an unqualified opinion thereon.

/s/ Purwantono, Suherman & Surja

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 1, 2015

Purwantono, Suherman & Surja

Registered Public Accountants KMK No. 381/KM.1/2010

A member firm of Ernst & Young Global Limited

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2013 (Restated) and 2014

(Figures in tables are presented in billions of rupiah and millions of U.S. dollar)

Table of Content

		2013 (Restated)	2014
	Notes	Rp	Rp	US$ (Note 4)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2t,5,35,40	14,696	17,672	1,427
Other current financial assets	2c,2e,2t,6,35,40	6,872	2,797	226
Trade and other receivables	2c,2g,2t,7,35,40	7,018	7,380	596
Inventories	2h,8	509	474	38
Advances and prepaid expenses	2c,2i,2m,9,35	3,937	4,733	382
Prepaid income taxes	2s,32	58	28	2
Prepaid other taxes	2s,32	477	1,153	93
Assets held for sale	2j,10	105	57	5
Total Current Assets		33,672	34,294	2,769
NON-CURRENT ASSETS
Long-term investments	2f,11	304	1,767	143
Property and equipment	2c,2l,2m,2z,12,35,38	86,599	94,602	7,638
Prepaid pension benefit cost	2r,33	949	1,170	94
Intangible assets	2d,2k,2z,14	1,508	2,463	199
Deferred tax assets	2c, 2g, 2i, 2m, 2s,32	67	95	8
Advances and other non-current assets	2t,13,35,40	5,294	7,224	583
Total Non-current Assets		94,721	107,321	8,665
TOTAL ASSETS		128,393	141,615	11,434
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	2c,2n,2t,15,35,40	12,585	12,476	1,007
Current income tax liabilities	2s,32	942	1,501	121
Other tax liabilities	2s,32	756	875	71
Accrued expenses	2c,2t,16,35,40	5,264	5,211	421
Unearned income	2q,17	3,490	3,963	320
Advances from customers and suppliers	2c,35	472	583	47
Short-term loans and current maturities of long-term borrowings	2c,2m,2o,2t,18,35,40	5,525	7,709	622
Total Current Liabilities		29,034	32,318	2,609
NON-CURRENT LIABILITIES
Deferred tax liabilities	2s,32	2,908	2,703	218
Other liabilities	2n,2q,2t,40	472	394	32
Long service award provisions	2r,34	336	410	33
Pension benefit and other post-employment benefit obligations	2r,33	4,258	4,115	332
Long-term loans and other borrowings	2c,2m,2o,2t,19,35,40	14,731	15,743	1,272
Total Non-current Liabilities		22,705	23,365	1,887
TOTAL LIABILITIES		51,739	55,683	4,496
EQUITY
Capital stock	1c,21	5,040	5,040	407
Additional paid-in capital	2u,22	1,845	2,421	196
Treasury stock	2u,23	(5,805)	(3,836)	(310)
Retained earnings		58,475	63,798	5,151
Other reserves	2f,2t,24	198	223	18
Net Equity Attributable to Owners of the Parent Company		59,753	67,646	5,462
Non-controlling Interests	2b,20	16,901	18,286	1,476
TOTAL EQUITY		76,654	85,932	6,938
TOTAL LIABILITIES AND EQUITY		128,393	141,615	11,434

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2012, 2013 and 2014

(Figures in tables are presented in billions of rupiah and millions of

U.S. dollar, unless otherwise stated)

Table of Content

		2012	2013	2014
	Notes	Rp	Rp	Rp	US$ (Note 4)
REVENUES	2c,2q,26,35	77,127	82,967	89,696	7,242
Operations, maintenance and telecommunication service expenses	2c,2q,29,35	(16,796)	(19,332)	(22,288)	(1,800)
Depreciation and amortization	2k,2l,2m,2z,12,13,14	(14,474)	(15,805)	(17,178)	(1,387)
Personnel expenses	2c,2q,2r,28,35	(9,960)	(9,829)	(9,776)	(789)
Interconnection expenses	2c,2q,31,35	(4,667)	(4,927)	(4,893)	(395)
General and administrative expenses	2c,2q,30,35	(3,036)	(4,155)	(3,963)	(320)
Marketing expenses	2q	(3,094)	(3,044)	(3,092)	(250)
Loss on foreign exchange - net	2p	(189)	(249)	(14)	(1)
Other income	2b,2l,2q,3,11,12	2,559	2,581	1,076	87
Other expenses	2q,12	(1,973)	(480)	(396)	(32)
OPERATING PROFIT		25,497	27,727	29,172	2,355
Finance income	2c,2q,35	596	836	1,238	100
Finance costs	2c,2o,2q,35	(2,055)	(1,504)	(1,814)	(146)
Share of loss of associated companies	2f,11	(11)	(29)	(17)	(1)
PROFIT BEFORE INCOME TAX		24,027	27,030	28,579	2,308
INCOME TAX (EXPENSE) BENEFIT	2s,32
Current		(6,628)	(6,995)	(7,616)	(615)
Deferred		742	95	275	22
Net Income Tax Expense		(5,886)	(6,900)	(7,341)	(593)
PROFIT FOR THE YEAR		18,141	20,130	21,238	1,715
OTHER COMPREHENSIVE INCOME (EXPENSES)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2f,24	31	120	24	2
Net (loss) gain on available-for-sale financial assets	2t,24	(5)	(4)	1	0
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial gain (losses) net of tax	2r,33	(2,566)	4,999	785	63
Other Comprehensive Income (Expenses) - Net		(2,540)	5,115	810	65
NET COMPREHENSIVE INCOME FOR THE YEAR		15,601	25,245	22,048	1,780
Profit for the year attributable to:
Owners of the parent company		12,621	14,046	14,437	1,166
Non-controlling interests		5,520	6,084	6,801	549
		18,141	20,130	21,238	1,715
Net comprehensive income for the year attributable to:
Owners of the parent company		10,056	19,018	15,291	1,235
Non-controlling interests	2b,20	5,545	6,227	6,757	545
		15,601	25,245	22,048	1,780
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2w,25
Profit per share		131.45	145.77	147.78	0.01
Profit per ADS (200 Series B shares per ADS)		26,290.80	29,153.58	29,556.53	2.39

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2012, 2013 and 2014

(Figures in tables are presented in billions of rupiah)

Table of Content

		Attributable to owners of the parent company
		Capital	Additional	Treasury	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	stock	earnings	reserves	Net	interests	equity
Balance, January 1, 2012		5,040	1,073	(6,323)	44,998	56	44,844	13,315	58,159
Net comprehensive income for the year	2b
Profit for the year		-	-	-	12,621	-	12,621	5,520	18,141
Other comprehensive (expenses) income	2f,2r,2t	-	-	-	(2,591)	26	(2,565)	25	(2,540)
Net comprehensive income for the year		-	-	-	10,030	26	10,056	5,545	15,601
Transactions with owners recorded directly in equity
Distributions to owners
Cash dividends	2v,21	-	-	-	(7,127)	-	(7,127)	(3,607)	(10,734)
Treasury stock acquired - at cost	2u,23	-	-	(1,744)	-	-	(1,744)	-	(1,744)
Total distributions to owners and acquisition of treasury stock		-	-	(1,744)	(7,127)	-	(8,871)	(3,607)	(12,478)
Establishment of a subsidiary		-	-	-	-	-	-	32	32
Acquisition of non-controlling interests in subsidiaries		-	-	-	(23)	-	(23)	(10)	(33)
Issuance of new shares of a subsidiary		-	-	-	49	-	49	39	88
Net change in ownership interests in subsidiaries		-	-	-	26	-	26	61	87
Net transactions with owners		-	-	(1,744)	(7,101)	-	(8,845)	(3,546)	(12,391)
Balance, December 31, 2012		5,040	1,073	(8,067)	47,927	82	46,055	15,314	61,369

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2012, 2013 and 2014

(Figures in tables are presented in billions of rupiah)

Table of Content

		Attributable to owners of the parent company
		Capital	Additional	Treasury	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	stock	earnings	reserves	Net	interests	equity
Balance, January 1, 2013		5,040	1,073	(8,067)	47,927	82	46,055	15,314	61,369
Net comprehensive income for the year	2b
Profit for the year		-	-	-	14,046	-	14,046	6,084	20,130
Other comprehensive income	2f,2r,2t	-	-	-	4,856	116	4,972	143	5,115
Net comprehensive income for the year		-	-	-	18,902	116	19,018	6,227	25,245
Transactions with owners recorded directly in equity
Cash dividends	2v,21	-	-	-	(8,354)	-	(8,354)	(4,690)	(13,044)
Sale of treasury stock and transfer to employees stock ownership program	2u,22,23	-	772	2,262	-	-	3,034	-	3,034
Acquisition of a business	1d	-	-	-	-	-	-	5	5
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	45	45
Net transactions with owners		-	772	2,262	(8,354)	-	(5,320)	(4,640)	(9,960)
Balance, December 31, 2013		5,040	1,845	(5,805)	58,475	198	59,753	16,901	76,654

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2012, 2013 and 2014

(Figures in tables are presented in billions of rupiah)

Table of Content

		Attributable to owners of the parent company						Non-controlling	Total
		Capital	Additional	Treasury	Retained	Other
Description	Notes	stock	paid-in capital	stock	earning	reserves	Net	interests	equity
Balance, January 1, 2014		5,040	1,845	(5,805)	58,475	198	59,753	16,901	76,654
Net comprehensive income for the year	2b
Profit for the year		-	-	-	14,437	-	14,437	6,801	21,238
Other comprehensive income(expenses)	2f,2r,2t	-	-	-	829	25	854	(44)	810
Net comprehensive income for the year		-	-	-	15,266	25	15,291	6,757	22,048
Transactions with owners recorded directly in equity
Cash dividends	2v,21	-	-	-	(9,943)	-	(9,943)	(5,485)	(15,428)
Sale of treasury stock	2u,22,23	-	576	1,969	-	-	2,545	-	2,545
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	74	74
Acquisition of business	3a	-	-	-	-	-	-	39	39
Net transactions with owners		-	576	1,969	(9,943)	-	(7,398)	(5,372)	(12,770)
Balance, December 31, 2014		5,040	2,421	(3,836)	63,798	223	67,646	18,286	85,932

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2013 and 2014

(Figures in tables are presented in billions of rupiah and

millions of U.S. dollar)

Table of Content

	Notes	2012	2013	2014
		Rp	Rp	Rp	US$ (Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts of revenues from:
Customers		71,910	77,013	84,748	6,843
Other operators		3,993	4,521	4,379	354
Total cash receipts of revenues		75,903	81,534	89,127	7,197
Interest income received		585	832	1,236	100
Cash payments for expenses		(33,651)	(27,440)	(33,124)	(2,675)
Cash payments to employees		(8,162)	(9,883)	(9,594)	(775)
Payments for corporate and final income taxes		(5,586)	(7,395)	(7,436)	(600)
Payments for interest costs		(1,111)	(1,476)	(1,911)	(154)
Payments for value added taxes - net		-	-	(514)	(42)
Advance received from (refund to) customers		(37)	186	-	-
Other cash receipts (payments) - net		-	216	(48)	(4	)0))))
Net cash provided by operating activities		27,941	36,574	37,736	3,047
CASH FLOWS FROM INVESTING ACTIVITIES
(Placements in) proceeds from time deposits	6	(4,008)	(2,288)	6,178	499
Proceeds from sale of property and equipment	12	360	466	501	40
Proceeds from insurance claims	12	1,875	60	212	17
Proceeds from sale of available-for-sale financial assets		53	49	15	1
Divestment of long-term investment	11	-	153	6	0
Acquisitions of property and equipment	12	(8,221)	(19,644)	(24,798)	(2,002)
Placements in escrow account	6	-	-	(2,121)	(171)
Increase in advances for purchases of property and equipment		(487)	(775)	(1,808)	(146)
Acquisition of long-term investments	11	(49)	(20)	(1,487)	(120	)) )
Acquisition of intangible assets	14	(437)	(637)	(1,328)	(107	) )
Acquisition of business, net of acquired cash	3a	(230)	(201)	(110)	(9	) )
Increase in advances and other assets		(134)	(791)	(8)	(1	) )
Divestment of investment in subsidiary	3b	-	926	-	-
Acquisition of non-controlling interests in subsidiaries		(33)	-	-	-
Net cash used in investing activities		(11,311)	(22,702)	(24,748)	(1,999)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	4,887	3,538	10,454	844
(Payments for acquisition) proceeds from sale of treasury stock	23	(1,744)	2,368	2,541	205
Capital contribution of non-controlling interests in subsidiaries		120	50	74	6
Cash dividends paid to the Company’s stockholders	21	(7,127)	(8,354)	(9,943)	(803)
Repayments of loans and other borrowings	18,19	(5,843)	(6,239)	(7,724)	(623)
Cash dividends paid to non-controlling interests of subsidiaries		(3,607)	(4,690)	(5,485)	(443)
Net cash used in financing activities		(13,314)	(13,327)	(10,083)	(814)
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,316	545	2,905	234
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		168	1,039	71	6
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5	9,634	13,118	14,696	1,187
ENDING BALANCE OF DISPOSED SUBSIDIARY		-	(6)	-	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	5	13,118	14,696	17,672	1,427

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, the change of capital structure through the Company’s 5-for-1 stock split whereby each share with par value of Rp250 would be split into Rp50 per share, and the Partnership and Community Development Programme (“PKBL”) was excluded  from the Work Plan and Company Budgets, based on notarial deed No. 11 dated May8, 2013 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.10-22500 dated June 7, 2013 and was published in State Gazette No. 26 dated April 1, 2014, Supplement No. 2990/L.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activitiesare  to provide telecommunication network and services and informatics, and to optimize the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

3.     Main business:

c.     Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

d.    Planning, developing, providing, marketing or selling and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

4.     Supporting business:

c.     Providing payment transactions and money transferring services through telecommunications and information networks.

d.    Performing activities and other undertakings in connection with the optimization of the Company's resources, which, among others, include the utilization of the Company's property and equipment and moving  assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or telecommunications licenses by the Government which are valid for an unlimited period of time as long as the Company complies with telecommunications prevailing lawsand telecommunication regulations and fulfills the obligations stated in those licenses. For every license, evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The reports comprise information such as network development progress, service quality standard achievement, total customers, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”), internet interconnection service, and internet access service, there are  additional pieces of information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011
License to operate network access point	331/KEP/M.KOMINFO/09/2013	Internet connection services	September 24, 2013

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary

1.   Boards of Commissioners and Directors

Based on resolutions made at the Extraordinary General Meeting (“EGM”) of Stockholder of the Company as covered by notarial deed No. 35 dated December 19, 2014of Ashoya Ratam, S.H., MKn., and Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deedNo. 11 dated May 8, 2013 of Ashoya Ratam, S.H., MKn., the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2014 and 2013, respectively, was as follows:

	2013	2014
President Commissioner	Jusman Syafii Djamal	Hendri Saparini
Commissioner	Parikesit Suprapto	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Gatot Trihargo	Imam Apriyanto Putro
Independent Commissioner	Virano Gazi Nasution	Virano Gazi Nasution
Independent Commissioner	-	Parikesit Suprapto
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Arief Yahya	Alex Janangkih Sinaga
Director of Finance	Honesti Basyir	Heri Sunaryadi
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhammad Awaluddin	Muhammad Awaluddin
Director of Wholesale and International Services	Ririek Adriansyah	Honesti Basyir
Director of Human Capital Management	Priyantono Rudito	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Rizkan Chandra	Abdus Somad Arief
Director of Consumer Services	Sukardi Silalahi	Dian Rachmawan

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2013 and 2014, were as follows:

	2013	2014*
Chairman	Johnny Swandi Sjam	Johnny Swandi Sjam
Secretary	Agus Yulianto	Tjatur Purwadi
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Sahat Pardede	Agus Yulianto
Member	Virano Gazi Nasution	Virano Gazi Nasution
Corporate Secretary	Honesti Basyir	Honesti Basyir

*     The changesin the members of Audit Committee are based on Board of Commissioners’ Regulation No.05/KEP/DK/2014 dated March 25, 2014.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

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

In December 2001, the Government had another block sale of its 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

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

During the EGM held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phases I, II, III and IV, respectively, of the Company’s program to repurchase its issued Series B shares (Note 23).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company resold all such shares (Note 23).

At the AGM held on April 19, 2013 as covered by notarial deedNo. 38 of Ashoya Ratam, S.H., MKn.,the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 23).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares (Note 21).

On May 16 and June 5, 2014, the Company deregistered from the Tokyo Stock Exchange (“TSE”)  and delisted from the LSE, respectively.

As of December 31, 2014, all of the Company’s Series B shares are listed on the IDX and 47,364,601  ADS shares are listed on the NYSE (Note 21).

As of December 31, 2014, the Company’s outstanding bonds representing the second rupiah bonds issued on June 25, 2010 with a nominal amount of Rp1,005 billion for Series A for a five-year period and Rp1,995 billion for Series B for a ten-year period are listed on the IDX (Note 19b).

d.   Subsidiaries

As of December 31, 2013 and 2014, the Company has consolidated the following directly or indirectly owned subsidiaries:

(i)   Direct subsidiaries:

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	Start of commercial operations	2013	2014	2013	2014
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology	1995	65	65	73,245	78,080

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.  GENERAL (continued)

d.  Subsidiaries (continued)

(i) Direct subsidiaries:(continued)

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	Start of commercial operations	2013	2014	2013	2014
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication	1995	100	100	7,363	8,836
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and network telecommunication services	1998	100	100	5,283	6,236
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication	1995	100	100	3,804	4,549
PT PINS Indonesia (“PINS”); previously PT Pramindo Ikat Nusantara, Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	1,365	3,130
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer	1982	99.99	99.99	1,571	2,308
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2013	100	100	946	2,089
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia*	Telecommunication- provides satellite communication system services and facilities	1996	100	100	254	343
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2014	-	100	-	331
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

* On September 25 and November 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom (Note3a).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)  Indirect subsidiaries:

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	Start of commercial operations	2013	2014	2013	2014
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance	1988	100	100	1,886	2,516
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	1984	100	100	1,218	1,354
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication	2008	100	100	785	1,058
Telekomunikasi Indonesia International S.A. (“TL”) Timor Leste	Telecommunication	2012	100	100	803	832
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management	2012	55	55	493	828
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services	2013	99.99	99.99	692	723
Telekomunikasi Indonesia International Inc. (“Telkom USA”), USA	Telecommunication services	2014	100	100	0	1
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication	2010	100	100	90	242
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services	2006	60	60	203	208
Telekomunikasi Indonesia Internasional Pty. Ltd. (“Telkom Australia”), Australia	Telecommunication and IT-based services	2013	100	100	7	190
PT Administrasi Medika(“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2002	75	75	127	136

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)  Indirect subsidiaries:(continued)

			Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	Start of commercial operations	2013	2014	2013	2014
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network and e-commerce services	2012	60	60	86	88
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service	2012	51	51	32	88
PT Metra-Ne t(“Metra-Net”), Jakarta, Indonesia	Multimedia portal service	2009	99.99	99.99	40	42
PT Pojok Celebes Mandiri (“PCM”), Jakarta, Indonesia	Tour agent/bureau services	2008	51	51	14	13
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite service	2013	99.99	99.99	6	7
PT Metra Digital Investama (“MDI”); previously PT Metra Media, Jakarta, Indonesia	Trading and/or providing service related to information and technology, multimedia, entertainment and investments	2013	99.83	99.99	0	0
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius*	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities	2002	65	-	0	-
PT Metra TV(“Metra TV”), Jakarta, Indonesia	Subscription - broadcasting services	2013	99.83	99.83	0	0
PT Nusantara Sukses Sarana (”NSS”), Jakarta, Indonesia	Building and hotel service management, and other services	-	-	99.99	-	0
PT Nusantara Sukses Realti (”NSR”), Jakarta,Indonesia	Service and trading	-	-	99.99	-	0
PT Nusantara Sukses Investasi (”NSI”), Jakarta, Indonesia	Service and trading	2014	-	99.99	-	115

*Based on General Notice of Direction of Insolvency Service of Mauritus No.844 of 2014, TSFL wasliquidated effective from March 20, 2014.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)  Metra

On January 8, 2013,based on notarial deed No. 02 dated January 8, 2013 of Utiek R. Abdurachman, S.H., MLI.,MKn.,which was approved by the MoLHR through its Letter No. AHU-03276.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra Media (“MM”), and obtained 99.83% ownership. MM is engaged in trading and /or providing services related to information and technology, multimedia, entertainment and investments.

On January 8, 2013, based on notarial deed No. 03 dated January 8, 2013 of Utiek R. Abdurachman, SH., MLI., MKn.,which was approved by the MoLHR through its Letter No. AHU-03261.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra TV, and obtained 99.83% ownership. Metra TV is engaged in providing subscription-broadcasting services.

On January 22, 2013, based on notarial deed No. 28 dated January 22, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn.,which was approved by the MoLHR through its Letter No. AHU-03084.AH.01.01/2013 dated January 28, 2013, Metra established a subsidiary, MD Media, and obtained 99.99% ownership. MDMedia is engaged in providing directory information services.

On March 25, 2013, based on notarial deed No. 38 dated March 25, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR in its Letter No. AHU-20566.AH.01.01/2013 dated April 17, 2013, Metra established PT Satelit Multimedia Indonesia and obtained 99.99% ownership. SMI is engaged in providing satellite services.

On August 16, 2013, based on notarial deed No. 5 dated August 16, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn.,  which was approved by the MoLHR in its Letter No. AHU-0081886.AH.01.09/2013 dated August 30, 2013, Metra changed the ownership of PT Pojok Celebes Mandiri after the signing of Sales and Purchase of Share Agreement dated June 12, 2013 regarding the purchase of PCM’s shares of 2,550 shares equivalent to Rp255 million or 51% ownership.

On June 5, 2014, based on the Circular Resolution of the Stockholders  as covered by notarial deed No. 18 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which was approved by the MoLHR through its Letter No. AHU-03769.40.20.2014 dated June 10, 2014, PT Metra Media’s stockholders approved achange of name fromPT Metra Media to PT Metra Digital Investama.

(b)  TII

On January 9, 2013, based on the Circular Resolution of the Stockholders of TII, as covered by notarial deed No. 04 dated February 6, 2013 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary, Telekomunikasi Indonesia Internasional Australia Pty. Ltd. Telkom Australia is engaged in providing telecommunication and IT-based services.

On May 13, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Macau under the name Telkom Macau Ltd, (“Telkom Macau”).Telkom Macau is engaged in providing telecommunication services.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(b)  TII  (continued)

On June 3, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary inTaiwan under the name Telkom Taiwan Ltd, (“Telkom Taiwan”). Telkom Taiwan is engaged in providing telecommunication services.

On December 11, 2013, TII established a subsidiary in the United States of America, Telekomunikasi Indonesia International (USA), Inc. Ltd. Telkom USAis  engaged in providing telecommunication services.

On September 25, 2014, TII through Telkom Australia acquired 75% ownership  of Contact Centres Australia Pty. Ltd.  (“CCA”)(Note 3a).

(c)  Sigma

On January 17, 2013, Sigma signed a Sale and Purchase of Shares and Transfer of Debt Assignment Agreement with Landeskreditbank Baden-Wurttemberg-Forderbank (“L-Bank”), and Step Stuttgarter Engineering Park Gmbh. (“STEP”) as stockholders of PT German Center Indonesia (“GCI”). Based on the agreement, Sigma agreed to buy all the shares of GCI owned by L-Bank and STEP and take over L-Bank’s stockholders’ loan with anacquisition price ofUS$17.8 million (equivalent to Rp170 billion). The transaction was closed on April 30, 2013(Note 3a).

Sigma has amended  its Articles of Association several times, the latest amendment of which was notarized by  deed No. 02 dated December 4, 2014 of Utiek Rochmuljati Abdurachman, SH., MLI., Mkn., regarding the changes inthe authorized capital stock, and the issued and fully paid capital stock. The latest amendment of the Articles of Association was  approved by the MoLHR through its Letter No. AHU-12707.40.20.2014 dated December 11, 2014.

(d)  Infomedia

Based on notarial deed No. 04  dated March7, 2013  of Sjaaf De Carya Siregar, S.H.,  Infomedia’s stockholders agreed to distribute dividends,  which was returned as an increment of issued and fully paid capital stock amounting to Rp44 billion.

Based on notarial deed No. 18 dated July 24, 2013 of Zulkifli Harahap, S.H., Infomedia’s stockholders approved the increase in its paid-up capital by 88,529,790 shares, amounting to Rp44 billion, which was taken up by the stockholders proportionally.

On November 20, 2013, Infomedia entered into an agreement on the business transfer of its Telephone Directory Management business to MD Media.

(e)  Dayamitra

On April 5, 2013, based on notarial deed No.002 dated April 5, 2013 of Andi Fatma Hasiah, S.H.,M.Kn., Dayamitra’s stockholders agreed to distribute dividends,  which was returned as an increment of issued and fully paid capital stock amounting to Rp31 billion.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(e)  Dayamitra (continued)

On October 9, 2014, the Company signed a Conditional Shares Exchange Agreement with PT Tower Bersama Infrastructure Tbk. (“TBI”) to exchange its 49% ownership in Dayamitra for 5.7% ownership in TBI. In addition, there is an option to exchange the Company’s remaining 51% ownership in Dayamitra within 2 years that will increase the Company’s ownership up to 13.7% in TBI. The completion of the agreement is subject to various approvals, including that of the stockholders of Dayamitra and TBI.As of the date of approval and authorization for the issuance of the consolidated financial statements, the transaction is still in progress.

(f)  Telkom Infratel

On January 16, 2014,  the Company established a wholly owned subsidiary under the name PT Telkom Infrastruktur Telekomunikasi Indonesiawhich was approved by the MoLHR through its Decision Letter No. AHU-03196.AH.01.01.2014 dated January 23, 2014. Telkom Infratel is engaged in providing construction, service and tradein the field oftelecommunication.

(g)  GSD

On August 27, 2014, based on notarial deed No. 21 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22722.40.10.2014 dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Sarana, with 99.99% ownership. NSS is engaged in building and hotel services management and other services. As of the date of approval and authorization for the issuance of the consolidated financial statements,  NSS has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 22 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22723.40.10.2014 dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Realti, with 99.99% ownership. NSR is engaged in service and trading. As of the date of approval and authorization for the issuance of the consolidated financial statements,  NSR has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 23 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22724.40.10.2014 dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Investasi, with 99.99% ownership. NSI is engaged in service and trading.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were approved for issuanceby the Board of Directors on April 1, 2015.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”)  as issued by the International Accounting Standards Board (“IASB”).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.    Basis of preparation of the financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents classified into operating, investing and financing activities.

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

•     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.   Transactions with related parties (continued)

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

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in theacquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements  of financial position.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.    Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Other Reserves” in the equity section of the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top boxes, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

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

k.   Intangible assets

Intangible assets mainly consist of software and license. Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

l.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses.

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

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

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation or amortization method, useful life and residual value of an asset are reviewed at least at each financial year end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal,if the asset is  already of the age and in the condition expected at the end of its useful life.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair valueunless (i) theexchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gain or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of comprehensive income.

Certain computer hardware cannot be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.  Leases (continued)

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if this period is longer). If not, they are presented as non-current liabilities.

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

Fees paid on obtaining  loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilitieswill be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilitieswill be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilitiesto which it  relates.

p.   Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong,Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. dollars, and Telekomunikasi Indonesia International Pty. Ltd., Australiawhose accounting records is maintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2013		2014
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	12,160	12,180	12,380	12,390
Australian dollar(“AUD$”) 1	10,838	10,868	10,143	10,155
Euro 1	16,744	16,774	15,044	15,059
Yen 1	115.67	115.87	103.53	103.64

The resulting foreign exchange gain or losses, realized and unrealized, are credited or charged to the consolidated statements of comprehensive income, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Revenue and expense recognition

i.    Fixed line telephone revenues

Revenues from fixed line installations, including incremental costs, are deferred and recognized as revenue and costs on the straight-line basis over the expected term of the customer relationship. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2013 and 2014 to be 18 years. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.   Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM cards in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers (either bundled in starter packs or sold as separate items), are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

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

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

ix.   Customer loyalty programme

The Group operates a loyalty programme, which allows subscribers to accumulate points for every certain multiple of the monthly usages for postpaid service or reload vouchers for prepaid services. The points will be accumulated during a certain period and can be redeemed in the future for free or discounted products, provided other qualifying conditions are achieved.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Revenue and expense recognition (continued)

ix.   Customer loyalty programme (continued)

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.  Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

Expenses are recognized as they are incurred.

r.    Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirementhealth care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period.

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in personnel expenses as they become payable.

iii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of comprehensive income and credited to additional paid-in capital at the grant date.

s.   Income tax

Current and deferred taxesare recognized as income or an expense and included in the consolidated statements of comprehensive income, except to the extent that if the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Income tax (continued)

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

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or,if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

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

The Group’s financial assets include cash and cash equivalents, other current financial assets,trade and other receivables, and other non-current assets.

a.    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.Gain or losses arising from changes in fair value of the trading securities are presented as other (expenses)/ income in the consolidated statements of comprehensive income in the period in which they arise. Financial asset measured at fair value through profit or loss consists of a derivative asset - put option, which is recognized as part of “Other Current Financial Assets” in the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Financial instruments (continued)

i.    Financial assets (continued)

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other assets, cash and cash equivalents, other current financial assets (time deposits and escrow account), trade and other receivables,and other non-current assets (long-term trade receivables and restricted cash).

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

b)       those that the Group designates as available-for-sale; and

c)       those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2013 and 2014.

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets primarily consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Assets” in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific identification basis.

ii.    Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Financial instruments (continued)

ii.    Financial liabilities (continued)

The Group’s financial liabilities include trade and  other payables, accrued expenses, loans and other borrowings, and other liabilities. Loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

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

No financial liabilities were categorized as held for trading as of December 31, 2013 and 2014.

    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost aretrade and  other payables, accrued expenses, loans and other borrowings,and other liabilities.Loans and other borrowings consist ofshort-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.     the normal course of business;

b.    the event of default; and

c.     the event of insolvency or bankruptcy of the Group and all of the counterparties.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in thecollective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-salefinancial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.    Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

u.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

w.   Basic and diluted earnings per share and per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

x.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s chief operating decision makeri.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

Impairment losses of continuing operations are recognized in  profit or loss as part of “Depreciation and Amortization” in the consolidated statements of comprehensive income.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

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

aa.  Changes in accounting policies and disclosures

Implementation of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The Group appliedOffsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) retrospectively in the current period in accordance with the transitional provisions set out in the amendments.The comparative balances are accordingly restated.

These amendments clarify, among others things,that the right to setoff must not only be legally enforceable in the normal course of business, but must also be enforceable in the events of default, bankruptcy or insolvency of all of the counterparties to contracts, including the Group itself.

The Group re-assessed its contracts that include an enforceable right to setoff in the normal course of business and the prevailing laws and regulations, and concluded that the right to setoff would not remain and be exercisable in the event of default, insolvency or bankruptcy. Accordingly, the set-off criterion is not met and the financial asset and liability should not be offset, and the gross amount is presented in the consolidated statement of financial position.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Changes in accounting policies and disclosures (continued)

As a result of the amendments, the comparative figures in the consolidated statements of financial position have been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of December 31, 2013
Trade and other receivables	6,421	597	7,018
Total current assets	33,075	597	33,672
Total assets	127,796	597	128,393
Trade and other payables	11,988	597	12,585
Total current liabilities	28,437	597	29,034
Total liabilities	51,142	597	51,739
Total liabilities and equity	127,796	597	128,393

The implementation of IAS 32, Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32, did not have impact on the consolidated statements of comprehensive income, changes in equity and cash flows.

Other amended standards

The Group has also applied, for the first time, Operating Segments (Amendments to IFRS 8). These amendments require, among other things, an entity to disclose the judgments made by management in applying the aggregation criteria of operating segments, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The required disclosures are provided in Note 36.

Several other new and amended standards and interpretation also applied for the first time in 2014. However, they did not impact the consolidated financial statements of the Group.

ab. Critical accounting estimates, judgments and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

ii.    Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least at each financial year end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimate and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment is disclosed in Note 12.

iii.   Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 7.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

ab. Critical accounting estimates, judgments and assumptions (continued)

iv.   Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 32.

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

The Group determines the estimated recoverable amount based on the future cash flow projections from the continuing use of the asset and the net cash flows to be received for the disposal of an asset at the end of its useful life. These projections are estimated for the asset in its current condition and do not include future cash flows that are expected to arise from (a) a future restructuring,  to which the Group is not yet committed,  and (b) improving or enhancing the asset’s performance.

The assessment  of recoverable amount is sensitive to management’s judgments in estimatingfuture forecasted cash flows, as well as the selection of discount rate, and technological and economic obsolescence rate. These judgments are applied based on management’sunderstanding  of historical and current information, and expectations of the Group’s future plan and performance. Further details are presented in Note 12.

3.   BUSINESS COMBINATIONS

a.     Acquisitions

Acquisition of PT GCI

On January 17, 2013, Sigma signed a sale and purchase of shares agreement and transfer of debt with Landeskreditbank Baden-Wurttemberg-Forderbank (“L-Bank”) and Step Stuttgarter Engineering Park Gmbh (“STEP”) as the shareholders of PT German Centre Indonesia (“GCI”). Further, on April 30, 2013,  Sigmaboughtall shares owned by L-Bank and STEP in GCI. Through this acquisition, Sigma enlarged its data center capacity that can be offered to its customers.

Acquisition of Patrakom

On September 25, 2013, based on notarial deed No. 22 of Ashoya Ratam, S.H.,M.Kn,the Company entered  into a Sale  and Purchase Agreement (SPA) with PT ELNUSA Tbk to acquire 40%  ownership in Patrakom for Rp45.6 billion. As a result, the Company’s ownership in Patrakom increased from 40% to 80% (Note 11).

Further, on November 29, 2013, based on notarial deed No. 54 dated November 29, 2013 of Ashoya Ratam, S.H., M.Kn.,the Company signed a SPA with PT Tanjung Mustika Tbk to acquire the remaining 20% ownershipin Patrakom for Rp24.8 billion.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

3.    BUSINESS COMBINATIONS (continued)

a.     Acquisitions (continued)

Patrakom is a satellite-based closed fixed telecommunications network operator and provider of communications solutions and network with a permit as Operator of Micro Earth Stations Communications Systems in partnership with manufacturers of telecommunications equipment to serve various companies.  Through this  acquisition, the Company can integrate Patrakom’s business activities in accordance with the Company’s business development plan.

The fair values  of the assets acquired and liabilitiesassumedat  the acquisition dates are  as follows:

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

The excess of fair value of the identifiable net assetsacquiredover thefair value of the consideration transferred, amounting Rp42 billion, wasrecorded as part of “Other Income” in the 2013 consolidated statement of comprehensive income. Cost related to the acquisition amountingto Rp4.3 billion was incurred in 2013.

Since the acquisition dates, GCI and Patrakom have generated operating revenue amounting to Rp374 billion.

Acquisition of CCA

On June 14, 2014, the shareholders of CCA and Telkom Australia entered into an agreement to purchase 75% ownership in CCA for AU$10,843,000 or equivalent to Rp115  billion. The acquisition was completed on September 25, 2014.

CCA is a private company based in Surry Hills, Sydney and was established in 2002. This company provides comprehensive and integrated Business Process Outsourcing solutions with other services for a complete end-to-end solution.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

3.   BUSINESS COMBINATIONS (continued)

a.     Acquisitions (continued)

The fair values of the assets acquired and liabilities assumedat the acquisition dates were as follows:

Cash and equivalents	5
Trade receivables	20
Other current assets	18
Property and equipment (Note 12)	6
Intangible assets (Note 14)	78
Long-term prepaid rental	4
Current liabilities	(29)
Non-current liabilities	(2)
Fair value of identifiable net assets acquired	100
Fair value of non-controlling interest	(39)
Goodwill (Note 14)	54
Fair value of consideration transferred	115

The goodwill of Rp54 billion comprises the fair value of expected synergies arising from the acquisition.  None of the goodwill recognized is expected to be deductible for income tax purposes.

Since itsacquisition date, CCA has generated revenue amounting to Rp72 billion. The net cash flows  to acquire control, net ofcash acquired, amounted toRp110 billion.

b.    Disposal  of PT Indonusa  Telemedia (“Indonusa”)

On October 8, 2013, the Company sold 80% of its ownership in Indonusa to PT Trans Corpora and PT Trans Media Corpora for Rp926 billion. Further, on the same date, the Company, Metra and PT Trans Corpora signed a Shareholders Agreement that established mutual relationship with the shareholders of Indonusa, including the grant of the right to the Company and Metra to sell their 20% remaining ownership in Indonusa to PT Trans Corpora at any time in 24 months after the second year ofthe closing transaction at a certain price (Put Option).

The Company hasreceived the full payment for the 80%-ownershipsale transaction.

The Company recognized the gain on sale of Indonusa shares in the 2013 consolidated statement of comprehensive incomeas follows:

Amount
Fair value of considerationreceived:
Cash	926
Put Option	289
Fair value of interest retained in Indonusa (Note 11)	182
Carrying amount of assets and liabilities of Indonusa	(14)
Gain on sale of shares	1,383

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

4.   TRANSLATION OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian rupiah.The translation of the Indonesian rupiah amounts into U.S. dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp12,385  to US$1  as published by Reuters on December 31, 2014. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

5.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

	2013	2014
Cash on hand	7	24
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	804	611
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	409	384
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	70	213
Others	60	26
	1,343	1,234
Foreign currencies
Bank Mandiri	458	230
BNI	224	332
BRI	75	104
Others	0	0
	757	666
Sub-total	2,100	1,900
Third parties
Rupiah
Others (each below Rp75 billion)	221	176
Foreign currencies
Standard Chartered Bank (“SCB”)	313	398
The Hongkong and Shanghai Banking Corporation Ltd.	66	95
Others	36	87
	415	580
Sub-total	636	756
Total cash in banks	2,736	2,656

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

5.   CASH AND CASH EQUIVALENTS (continued)

	2013	2014
Time deposits
Related parties
Rupiah
BRI	2,445	4,443
BNI	1,975	1,285
Bank Mandiri	1,271	852
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	245	54
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	375	25
Others	50	11
	6,361	6,670
Foreign currencies
BRI	3,260	1,713
Bank Mandiri	-	248
BNI	264	8
	3,524	1,969
Sub-total	9,885	8,639
Third parties
Rupiah
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	83	2,057
PT Bank Permata Tbk (“Bank Permata”)	40	1,350
PT Bank Mega Tbk (“Bank Mega”)	275	1,057
PT Bank UOB Indonesia (“UOB”)	10	100
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	73	75
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	150	66
PT Bank Central Asia Tbk (“BCA”)	599	23
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	136	1
PT Bank Yudha Bhakti	145	-
PT Bank Internasional Indonesia Tbk (“BII”)	126	-
Others (each below Rp75 billion)	187	133
	1,824	4,862
Foreign currencies
Bank Permata	-	720
PT Bank OCBC NISP Tbk (“OCBC NISP”)	244	448
Bank Mega	-	323
	244	1,491
Sub-total	2,068	6,353
Total time deposits	11,953	14,992
Grand Total	14,696	17,672

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

5.   CASH AND CASHEQUIVALENTS (continued)

Interest rates per annum on time deposits are as follows:

	2013	2014
Rupiah	1.00%-11.50%	4.00%-11.50%
Foreign currencies	0.03%-3.00%	0.03%-3.00%

The related parties in which the Group placesits funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 35  for details of related party transactions.

6.   OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

	2013	2014
Time deposits
Related parties
Bank Mandiri	-	100
BRI	1,000	-
Others	22	-
Sub-total	1,022	100
Third parties
SCB	1,859	10
Bank CIMB Niaga	1,800	-
OCBC NISP	1,600	-
Others	7	-
Sub-total	5,266	10
Total time deposits	6,288	110
Available-for-sale financial assets
Related parties
Government	133	130
State-owned enterprises	74	55
Others	17	17
Sub-total	224	202
Third parties	48	52
Total available-for-sale financial assets	272	254
Escrow account - related party	-	2,121
Others	312	312
Total	6,872	2,797

As of December 31, 2013 and 2014, time deposits denominated in foreign currencyamounted toRp59billion and Rp110  billion, respectively.

Escrow account represents Telkomsel’s account in BNI, in relation to the Conditional Business Transfer Agreement between Telkomsel and the Company (Note 38c.ii).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

6.   OTHER CURRENT FINANCIAL ASSETS (continued)

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2013	2014
Rupiah	1.60%-10.50%	-
Foreign currency	1.00%-1.10%	0.85%-1.00%

Refer to Note 35 for details of related party transactions.

7.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2013 (Restated)	2014
Trade receivables	9,495	10,093
Provision for impairment of receivables	(2,872)	(3,096)
Net	6,623	6,997
Other receivables	403	392
Provision for impairment of receivables	(8)	(9)
Net	395	383
Total trade and other receivables	7,018	7,380

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	2013 (Restated)	2014
Government agencies	842	1,186
State-owned enterprises	877	458
Indonusa	180	290
PT Indosat Tbk (“Indosat”)	249	195
CSM	45	52
Others	243	271
Total	2,436	2,452
Provision for impairment of receivables	(555)	(721)
Net	1,881	1,731

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

7.   TRADE AND OTHER RECEIVABLES (continued)

a.   By debtor (continued)

(ii)   Third parties

	2013 (Restated)	2014
Individual and business subscribers	6,428	6,856
Overseas international carriers	631	785
Total	7,059	7,641
Provision for impairment of receivables	(2,317)	(2,375)
Net	4,742	5,266

b.   By age

(i)   Related parties

	2013 (Restated)	2014
Up to 6 months	1,677	1,540
7 to 12 months	320	214
More than 12 months	439	698
Total	2,436	2,452
Provision for impairment of receivables	(555)	(721)
Net	1,881	1,731

(ii)   Third parties

	2013 (Restated)	2014
Up to 3 months	4,323	4,556
More than 3 months	2,736	3,085
Total	7,059	7,641
Provision for impairment of receivables	(2,317)	(2,375)
Net	4,742	5,266

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

7.   TRADE AND OTHER RECEIVABLES (continued)

b.   By age (continued)

(iii)   Aging of total trade receivables

	2013 (Restated)		2014
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	3,974	10	3,595	127
Past due up to 3 months	1,727	401	2,294	262
Past due more than 3 to 6 months	724	321	645	321
Past due more than 6 months	3,070	2,140	3,559	2,386
Total	9,495	2,872	10,093	3,096

The Group has made provision for impairment of receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2013 and 2014, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp2,659 billion and Rp3,529 billion, respectively. Management believes that receivables past due but not impaired, along with receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)    Related parties

	2013 (Restated)	2014
Rupiah	2,406	2,426
U.S. dollar	30	26
Total	2,436	2,452
Provision for impairment of receivables	(555)	(721)
Net	1,881	1,731

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

7.   TRADE AND OTHER RECEIVABLES (continued)

c.   By currency (continued)

(ii)   Third parties

	2013 (Restated)	2014
Rupiah	6,116	6,553
U.S. dollar	941	1,053
Australian dollar	-	31
Euro	1	3
Hong Kong dollar	1	1
Total	7,059	7,641
Provision for impairment of receivables	(2,317)	(2,375)
Net	4,742	5,266

d.   Movements in the provision for impairment of receivables

	2013	2014
Beginning balance	2,047	2,872
Provision recognized during the year (Note 30)	1,589	784
Receivables writtenoff	(622)	(560)
Acquisition of business	1	-
Divestment	(158)	-
Reclassification	15	-
Ending balance	2,872	3,096

The receivables written off relate to both related party and third party receivables.

Management believes that the provision for impairment of receivables is adequate to cover losses on uncollectible receivables.

As of December 31, 2014, certain trade receivables of the subsidiaries amounting to Rp2,571 billion have been pledged as collateral under lending agreements (Notes 18 and 19).

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

8.   INVENTORIES

The breakdown of inventories is as follows:

	2013	2014
Components	272	279
SIM cards, RUIM cards, set top boxes and blank prepaid vouchers	102	105
Others	157	133
Total	531	517
Provision for obsolescence
Components	(21)	(15)
SIM cards, RUIM cards, set top boxes and blank prepaid vouchers	(1)	(28)
Others	-	0
Total	(22)	(43)
Net	509	474

Movements in the provision for obsolescence are as follows:

	2013	2014
Beginning balance	148	22
Provision (reversal) recognized during the year	(29)	39
Inventory writtenoff	-	(18)
Reclassification	(96)	-
Divestment	(1)	-
Ending balance	22	43

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses for the years ended December 31, 2012, 2013 and 2014 amounted toRp633 billion, Rp752  billion and Rp1,031 billion, respectively (Note 29).

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp57  billion have been pledged as collateral under lending agreements (Notes 18  and 19).

As of December 31, 2013 and 2014, modules and components with book value amounting to Rp280  billon and Rp237 billion, respectively, which are held by the Group have been insured against fire, theft and other specific risks.Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2013 and 2014amounted to Rp261 billion and Rp266  billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

9.   ADVANCES AND PREPAID EXPENSES

The breakdown of advances and prepaid expenses is as follows:

	2013	2014
Frequency license (Notes 38c.i and 38c.ii)	2,330	2,699
Prepaid rental	744	983
Advances	297	410
Salaries	209	218
Deferred expense	124	51
Insurance	84	34
Others (each below Rp75 billion)	149	338
Total	3,937	4,733

Refer to Note 35  for details of related party transactions.

10.  ASSETS HELD FOR SALE

This account represents the carrying amount of Telkomsel’s equipment units to be exchanged with equipment units of Nokia Siemens Network Oy (“NSN Oy”) and PT Huawei Tech Investment (“PT Huawei”). The amount will be used as part of the settlement for the acquisition of equipment units from these companies.

As of December 31, 2013 and 2014, Telkomsel’s equipment units with net carrying amount of Rp105 billion and Rp57 billion, respectively,are presented as assets held for salein the consolidated statements of financial position (Note 12c.vi).

Assets held for sale are presented under the personal segment (Note 36).

11.  LONG-TERM INVESTMENTS

The details of long-term investments as of December 31, 2013 are as follows:

	2013
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated companies	Dividend	Translations	Ending balance
Long-term
Investments in associated companies:
Indonusa[b]	20.00	-	182	7	-	-	189
PT Melon Indonesia ` (“Melon”)[d]	51.00	42	-	(3)	-	-	39
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	48	-	(11)	-	-	37
Telin Malaysia[f]	49.00	-	20	(6)	-	4	18
CSM[g]	25.00	20	-	(20)	-	-	-
PSN[h]	22.38	-	-	-	-	-	-
Patrakom[i]	40.00	46	(46)	2	(2)	-	-
Scicom[j]	29.71	98	(88)	2	(3)	(9)	-
Sub-total		254	68	(29)	(5)	(5)	283
Other long-term investments		21	-	-	-	-	21
Total long-term investments		275	68	(29)	(5)	(5)	304

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

11.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2013:

	Indonusa	Melon	ILCS	Telin Malaysia	CSM	PSN
Statements of financial position
Current assets	124	73	64	33	222	183
Non-current assets	1,426	17	24	4	1,051	634
Current liabilities	(662)	(21)	(12)	(1)	(1,091)	(1,418)
Non-current liabilities	(7)	(1)	(1)	-	(296)	(730)
Equity (deficit)	881	68	75	36	(114)	(1,331)
Statements of comprehensive income
Revenues	363	73	4	0	306	462
Cost of revenues and operating expenses	(517)	(79)	(27)	(11)	(420)	(460)
Other (expenses) income, including finance costs - net	(9)	-	1	-	(124)	(57)
Loss before tax	(163)	(6)	(22)	(11)	(238)	(55)
Net income taxbenefit	39	-	-	-	57	-
Loss for the year	(124)	(6)	(22)	(11)	(181)	(55)

The details of long-term investments as of December 31, 2014 are as follows:

	2014
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated companies	Translations	Ending balance
Long-term
Investments in associated companies:
Tiphone[a]	24.92	-	1,395	(3)	-	1,392
Indonusa[b]	20.00	189	32	-	-	221
PT Teltranet Aplikasi Solusi (“Teltranet”)[c]	51.00	-	52	(0)	-	52
Melon[d]	51.00	39	-	4	-	43
ILCS[e]	49.00	37	-	1	-	38
Telin Malaysia[f]	49.00	18	8	(19)	(1)	6
CSM[g]	25.00	-	-	-	-
Sub-total		283	1,487	(17)	(1)	1,752
PSN[h]	14.60	-	-	-	-	-
Other long-term investments		21	(6)	-	-	15
Total long-term investments		304	1,481	(17)	(1)	1,767

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

11.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’sinvestmentsaccounted under the equity method for 2014:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	4,469	396	104	101	86	8	157
Non-current assets	1,259	365	0	36	24	4	933
Current liabilities	(2,465)	(382)	0	(51)	(31)	(1)	(1,297)
Non-current liabilities	(275)	(605)	-	(2)	(2)	-	(317)
Equity (deficit)	2,988	(226)	104	84	77	11	(524)
Statements of comprehensive income
Revenues	14,590	387	-	134	99	8	173
Cost of revenues and operating expenses	(14,082)	(426)	(1)	(129)	(97)	(49)	(382)
Other (expenses)
income, including finance costs – net	(96)	(35)	1	3	0	(0)	13
Profit (loss) before tax	412	(74)	(0)	8	2	(41)	(196)
Net income tax expense	(107)	-	-	0	-	-	-
Profit (loss) for the year	305	(74)	(0)	8	2	(41)	(196)

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk.Tiphoneis engaged in the telecommunication equipment business, such asfor celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries.On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for  Rp1,395 billion. As of December 31, 2014, the fair value of the investment is Rp1,632billion. The fair value is calculated by multiplying the number of shares by the published price quotation as of December 31, 2014 (Rp930 per share).

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone is as follows:

Assets	5,728
Liabilities	(2,740)
Net assets	2,988
Group’s proportionate share of net assets (24.92%)	745
Goodwill	647
Carrying amount of long-term investment	1,392

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa (Note3b).On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusaas covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its LetterNo. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by  Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and,  as a result,  Metra’s ownership in Indonusa increased to 4.33%.

c    Investment in Teltranet is accounted for under theequity method, which covered on an agreement between Metra and Telstra Holding Singapore Pte. Ltd. on August 29, 2014. Teltranet is engaged in communication system  services. Metra does not have control as it does not determinethe financial and operating policies of Teltranet.

d    Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). Metra does not have control over Melondue to the existence of substantive participating rights held by the other venturer over the financial and operating policies of Melon.

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the years ended December 31, 2013 and 2014 are Rp80 billion and Rp131 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

11.  LONG-TERM INVESTMENTS (continued)

h   PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia-Pacific Region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001; accordingly, the investment value has been reduced to Rpnil. The unrecognized share of losses of PSN for the year ended December 31, 2013 is Rp298  billion. In 2014, the Company’s ownership interest in PSN was diluted to 14.60%. Accordingly, the Company’s investment in PSN is not accounted for under the equity method.

i   Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry. Patrakom has been consolidated since 2013 (Notes 1d and 3a).

j     Scicom is engaged in providing call center services in Malaysia. On September 19, 2013, the Company sold its investment in  Scicom (MSC) Berhad-Malaysia (Scicom), with the proceeds of disposal and the carrying amount of the investment on the date of disposal amounting to Rp153 billion and Rp88 billion, respectively, resulting in a gain of Rp65 billion.

12.  PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	January 1, 2013	Business acquisition	Divestment	Additions	Deductions	Reclassifications/Translations	December 31, 2013
At cost:
Land rights	977	110	-	13	-	(2)	1,098
Buildings	3,787	120	-	98	(1)	220	4,224
Leasehold improvements	783	-	-	24	(27)	32	812
Switching equipment	23,833	-	-	428	(2,896)	(2,577)	18,788
Telegraph, telex and data communication equipment	19	-	-	-	-	(13)	6
Transmission installation and equipment	88,170	-	(30)	4,947	(1,641)	10,098	101,544
Satellite, earth station and equipment	7,267	158	(110)	56	(2)	87	7,456
Cable network	28,024	-	(601)	2,084	(117)	(37)	29,353
Power supply	10,434	3	(0)	253	(71)	1,136	11,755
Data processing equipment	8,535	-	(1)	973	(283)	129	9,353
Other telecommunications peripherals	282	-	-	230	-	(10)	502
Office equipment	695	5	(11)	138	(9)	(41)	777
Vehicles	71	0	(1)	305	(1)	(16)	358
CPE assets	22	-	-	-	-	-	22
Other equipment	111	-	(2)	-	-	(5)	104
Property under construction	1,312	-	-	15,349	-	(14,690)	1,971
Total	174,322	396	(756)	24,898	(5,048)	(5,689)	188,123

	January 1, 2013	Divestment	Additions	Impairments	Deductions	Reclassifications/Translations	December 31, 2013
Accumulated depreciation and impairment losses:
Land rights	139	-	25	-	-	(2)	162
Buildings	1,739	-	163	-	(0)	(62)	1,840
Leasehold improvements	609	-	67	-	(27)	-	649
Switching equipment	17,146	-	1,988	-	(2,718)	(3,466)	12,950
Telegraph, telex and datacommunication equipment	16	-	-	-	-	(13)	3
Transmission installation and equipment	42,004	(3)	8,507	321	(1,535)	(1,269)	48,025
Satellite, earth station and equipment	4,684	(142)	663	226	(2)	(239)	5,190
Cable network	17,490	(181)	1,055	49	(106)	(317)	17,990
Power supply	5,982	(0)	1,171	-	(67)	(292)	6,794
Data processing equipment	6,616	(1)	775	-	(264)	(221)	6,905
Other telecommunications peripherals	260	-	18	-	-	(10)	268
Office equipment	555	(6)	73	-	(7)	(49)	566
Vehicles	61	(1)	26	-	(1)	(16)	69
CPE assets	11	-	2	-	-	-	13
Other equipment	102	(1)	4	-	-	(5)	100
Total	97,414	(335)	14,537	596	(4,727)	(5,961)	101,524
Net	76,908						86,599

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

12.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2014	Business acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2014
At cost:
Land rights	1,098	-	107	(21)	-	1,184
Buildings	4,224	-	131	(19)	235	4,571
Leasehold improvements	812	-	49	(52)	134	943
Switching equipment	18,788	-	331	(496)	634	19,257
Telegraph, telex and data communication equipment	6	-	-	-	-	6
Transmission installation and equipment	101,544	-	2,793	(1,531)	10,651	113,457
Satellite, earth station and equipment	7,456	-	312	(21)	180	7,927
Cable network	29,353	-	3,025	(250)	1,185	33,313
Power supply	11,755	-	225	(78)	874	12,776
Data processing equipment	9,353	-	684	(74)	381	10,344
Other telecommunications peripherals	502	-	102	-	(0)	604
Office equipment	777	4	206	(6)	(9)	972
Vehicles	358	2	36	(6)	(0)	390
CPE assets	22	-	-	-	-	22
Other equipment	104	-	-	-	(5)	99
Property under construction	1,971	-	16,660	(15)	(14,763)	3,853
Total	188,123	6	24,661	(2,569)	(503)	209,718

	January 1, 2014	Additions	Impairments	Deductions	Reclassifications/ Translations	December 31, 2014
Accumulated depreciation and impairment losses:
Land rights	162	47	-	(2)	-	207
Buildings	1,840	135	-	(16)	(5)	1,954
Leasehold improvements	649	71	-	(52)	1	669
Switching equipment	12,950	1,572	-	(496)	(129)	13,897
Telegraph, telex and data communication equipment	3	1	-	-	-	4
Transmission installation and equipment	48,025	9,717	406	(1,457)	(237)	56,454
Satellite, earth station and equipment	5,190	577	332	-	(0)	6,099
Cable network	17,990	1,207	67	(249)	(82)	18,933
Power supply	6,794	1,246	-	(62)	(0)	7,978
Data processing equipment	6,905	886	-	(78)	(10)	7,703
Other telecommunications peripherals	268	55	-	-	(0)	323
Office equipment	566	112	-	(6)	(7)	665
Vehicles	69	50	-	(2)	1	118
CPE assets	13	2	-	-	-	15
Other equipment	100	2	-	-	(5)	97
Total	101,524	15,680	805	(2,420)	(473)	115,116
Net	86,599					94,602

a.   Gain on disposal or sale of property and equipment

	2012	2013	2014
Proceeds from sale of property and equipment	360	466	501
Net carrying value	(144)	(53)	(62)
Gain on disposal or sale of property and equipment	216	413	439

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

12.  PROPERTY AND EQUIPMENT (continued)

b.   Asset impairment

(i)       As of December 31,2013 and 2014, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

As of December 31,2013, there were indications of impairment in the fixed wireless CGU (presented as part of personal segment), which were mainly due to increased competition in the fixed wireless market that resulted in lower average tariffs, declining active customers and declining average revenue per user. The Company assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired by Rp596 billion. The recoverable amount was determined based on value-in-use (VIU) calculations. This calculation used the most recent cash flow projection approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. Management applied a pre-tax discount rate of 13.5%derived from the Company’s post-tax weighted average cost of capital and bench marked to externally available data.

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion as of December 31, 2014 and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flow projection approved by management. The cash flow projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of the service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets is recognized as part of “Depreciation and Amortization” in the consolidated statements of comprehensive income.

(ii)      Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2013 and 2014.

c.   Others

(i)      Interest capitalized to property under construction amounted to Rp44 billion, Rp100 billion and Rp127 billion for the years ended December 31, 2012, 2013 and 2014, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 7.72% to 9.75%, 9.75% to 13.07% and from 11% to 18.31% for the years ended December 31, 2012, 2013 and 2014, respectively.

(ii)     No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2012, 2013 and 2014.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

12.   PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(iii)    On August 7, 2012, Telkom-3 Satellite with a total value of Rp1,606 billion was built and launched, but failed to reach its orbit. The carrying value of the satellite was charged to other expenses in the 2012 consolidated statement of comprehensive income. Telkom-3 Satellite was insured with insurance coverage that was adequate to cover losses from the insured risks such as the event experienced by the Company. Insurance claim was made and the amount of insurance compensation amounting to Rp1,772 billion was agreed and approved by the insurer and recorded as part of “Other Income” in the 2012 consolidated statement of comprehensive income. The Company received the proceeds from the insurance claim in November 2012.

In 2014, the Group received proceeds  from the insurance claim on lost and broken property and equipment, with a total value of Rp212  billion. The proceeds  were  recorded as part of “Other Income” in the 2014 consolidated statement of comprehensive income. In 2014, the net carrying value of that asset of Rp50  billion was  charged toprofit or loss.

(iv)    In 2012, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,037 billion, as part of its modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. In 2013 and 2014, the effect of the change is an additional depreciation expense amounting to Rp131 billion and Rp84 billion, respectively.

In 2014, Telkomsel decided to replace certain equipment units with net carrying amount of Rp252 billion, as part of its modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. In 2014, the effect of the change is an additional depreciation expense amounting to Rp252 billion.

(v)     In 2012, the useful lives of Telkomsel’s towers were changed from 10 years to 20 years to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp606 billion and Rp565 billion for the years ended December 31, 2013 and 2014, respectively.

The impact of the change in the estimated useful lives of the towers in future periods is an increase in the profit before income tax as follows:

Years	Amount
2015	469
2016	301
2017	92

In 2014, the useful lives of Telkomsel’s buildings and transmissions were changed from 20 years to 40 years, and from 10 years to 15 and 20 years,respectively, to reflect their current economic lives. The impact is a reduction of depreciation expense by  Rp289  billion for the year  ended December 31, 2014.

The impact of the change in the estimated useful lives of the buildings and transmissions in future periods is an increase in the profit before income tax as follows:

Years	Amount
2015	264
2016	244
2017	198
2018	135

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

12.   PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(vi)   Exchange of property and equipment

In 2010 and 2012, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network through Trade In/Trade Off method with PT Industri Telekomunikasi Indonesia (“INTI”) and PT Len  Industri (“LEN”), respectively.

In 2013 and 2014, the Company derecognized the copper cable network asset with net carrying value of Rp1.6 billion and Rp1.8 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp203 billion and Rp435 billion, respectively.

In 2013 and 2014, certain equipment units of Telkomsel with net carrying amount ofRp268 billion and Rp37 billion, respectively, were exchanged with equipment from NSN Oy and PT Huawei. As of December 31, 2013 and 2014, Telkomsel’s equipment units with net carrying amount of Rp105 billion and Rp57 billion, respectively, are going to be exchanged with equipment from NSN Oy and PT Huawei, therefore, these equipment units were presented as assets held for sale in the consolidated statements of financial position (Note 10).

The cost of the acquired equipment is measured at the aggregate of the carrying amount of the equipment given up and the amount of cash paid.

(vii)   The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2015  and 2053. Management believes that there will be no issue in obtaining theextension of the land rights when they expire.

(viii) As of December 31, 2014, the Group’s  property and equipment excluding land rights, with net carrying amount of Rp85,352  billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp15,244  billion, US$119 million, EURO133 thousand, HKD19 million and SGD29 million.Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)   As of December 31, 2014, the percentage of completion of property under construction was around 34% of the total contract value, with estimated dates of completion between January 2015 and November 2016. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)    All assets owned by the Company have been pledged as collateral for bonds (Note 19b). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp6,962 billion have been pledged as collateral under lending agreements (Notes 18  and 19).

(xi)   The Company and Telkomsel entered into several agreements with PT Professional Telekomunikasi Indonesia, PT Tower Bersama Infrastructure Tbk, PT Solusindo Kreasi Pratama,PT Naragita Dinamika Komunika, PT Solusindo Tunas Pratama and other tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

12.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(xi)   Future minimum lease payments required for assets under finance leases are as follows:

Year	2013	2014
2014	1,070	-
2015	885	975
2016	847	927
2017	813	898
2018	754	830
2019	681	758
Thereafter	1,854	2,147
Total minimum lease payments	6,904	6,535
Interest	(1,935)	(1,746)
Net present value of minimum lease payments	4,969	4,789
Current maturities (Note 18b)	(648)	(571)
Long-term portion (Note 19)	4,321	4,218

13.   ADVANCES AND OTHER NON-CURRENT ASSETS

The breakdown of advances and other non-current assets is as follows:

	2013	2014
Advances for purchases ofproperty and equipment	1,550	3,354
Prepaid rental - net of current portion (Note 9)	1,403	1,587
Claim for tax refund - net of current portion (Note 32)	499	745
Frequency license - net of current portion (Note 9)	619	493
Deferred charges	529	484
Long-term trade receivables - net of current portion (Note 7)	558	362
Restricted cash	54	112
Others	82	87
Total	5,294	7,224

Prepaid rental covers rentof leasedline and telecommunication equipment and land and building under lease agreements of the Groupwith remaining rental periods ranging from 1 to 40  years as of December 31, 2014.

As of December 31, 2013 and 2014, deferred charges represent deferred Revenue-SharingArrangement (“RSA”)  charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2012,2013 and 2014 amounted toRp87 billion, Rp91  billion and Rp86 billion, respectively.

Long-term trade receivables are measured at amortized cost using the effective interest method and are payable in installments over 4 years. These arose from providing telecommunication access and services in rural areas (USO) (Note 27).

Refer to Note 35 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

14.  INTANGIBLE ASSETS

(i)   The details of intangible assetsare as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2013	269	2,909	66	400	3,644
Additions	1	521	1	114	637
Deductions	-	(8)	-	(112)	(120)
Reclassifications/translations	-	10	-	(1)	9
Balance, December 31, 2013	270	3,432	67	401	4,170
Accumulated amortization:
Balance, January 1, 2013	(21)	(1,825)	(31)	(324)	(2,201)
Amortization	-	(458)	(6)	(114)	(578)
Deductions	-	8	-	112	120
Reclassifications/translations	-	(3)	-	-	(3)
Balance, December 31, 2013	(21)	(2,278)	(37)	(326)	(2,662)
Net	249	1,154	30	75	1,508

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2014	270	3,432	67	401	4,170
Additions	-	1,340	0	107	1,447
Acquisitions (Note 3a)	54	-	-	78	132
Deductions	-	(0)	-	(13)	(13)
Reclassifications/translations	(2)	(1)	-	(1)	(4)
Balance, December 31, 2014	322	4,771	67	572	5,732
Accumulated amortization:
Balance, January 1, 2014	(21)	(2,278)	(37)	(326)	(2,662)
Amortization	-	(583)	(6)	(30)	(619)
Deductions	-	-	-	13	13
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2014	(21)	(2,862)	(43)	(343)	(3,269)
Net	301	1,909	24	229	2,463

(ii)   Goodwill resulted from the acquisition of Sigma in 2008 and Ad Medika in 2010, sales-purchase transaction of Data Center Business between Sigma and BDM in 2012, and acquisition of CCA in 2014 (Note 3a).

(iii)  The remaining amortization periods of software range from 1 to 6  years.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

15.  TRADE AND OTHER PAYABLES

The breakdown of trade and other payables is as follows:

	2013 (Restated)	2014
Trade payables	12,197	12,362
Other payables	388	114
Total trade and other payables	12,585	12,476

The breakdown of trade payables is as follows:

	2013 (Restated)	2014
Related parties
Radio frequency usage charges, concession fees and USO charges	960	1,160
Purchases of equipment, materials and services	807	723
Payables to other telecommunications providers	224	175
Sub-total	1,991	2,058
Third parties
Purchases of equipment, materials and services	9,756	9,471
Payables to other telecommunications providers	450	833
Sub-total	10,206	10,304
Total	12,197	12,362

Trade payables by currency are as follows:

	2013 (Restated)	2014
Rupiah	8,636	9,479
U.S. dollar	3,508	2,837
Others	53	46
Total	12,197	12,362

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

16.   ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2013	2014
Operations, maintenance and telecommunications services	2,504	2,640
Salaries and benefits	1,453	1,091
General, administrative and marketing expenses	1,126	1,291
Interest and bank charges	181	189
Total	5,264	5,211

Refer to Note 35  for details of related party transactions.

17.  UNEARNED INCOME

The breakdown of unearned income is as follows:

	2013	2014
Prepaid pulse reload vouchers	3,117	3,588
Other telecommunications services	46	78
Others	327	297
Total	3,490	3,963

18.  SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

This account consists of the following:

	2013	2014
Short-term bank loans	432	1,810
Current maturities of long-term borrowings	5,093	5,899
Total	5,525	7,709

a.   Short-term bank loans

		2013		2014
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Citibank N.A.	US$	-	-	100	1,244
Bank CIMB Niaga	Rp	-	155	-	234
UOB	Rp	-	130	-	200
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	Rp	-	80	-	60
Others	Rp	-	67	-	72
Total			432		1,810

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

18.  SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.   Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2014 is as follows:

	Borrower	Currency	Total facility* (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Citibank N.A.
April 22, 2014	Telkomsel	US$	0.1	February 13, 2015	Quarterly	LIBOR+1.2%	None
Bank CIMB Niaga
April 25, 2005[a]	Balebat[e]	Rp	12	October 18, 2015	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8) and property and equipment (Note 12)
April 29, 2008[a]	Balebat[e]	Rp	10	October 18,2015	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8) and property and equipment (Note 12)
March 21, 2013 [b]	Infomedia	Rp	38	October 18, 2015	Monthly	12.00%	Trade receivables (Note 7)
March 25, 2013 [b]	Infomedia	Rp	38	October 18,2015	Monthly	12.00%	Trade receivables (Note 7)
March 27, 2013 [b]	Infomedia	Rp	24	October 18,2015	Monthly	12.00%	Trade receivables (Note 7)
April 28, 2013 [c]	GSD	Rp	85	November11, 2015	Monthly	11.50%	Property and equipment (Note 12)
September 22, 2014	Balebat[e]	Rp	25	April 30, 2015	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8) and property and equipment (Note 12)
September 22, 2014	Balebat[e]	Rp	5	October 18, 2015	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8) and property and equipment (Note 12)
October 29, 2014	Infomedia Solusi Humanika[f]	Rp	50	October 29,2015	Monthly	12.00%	Trade receivables (Note 7)
UOB
November 22, 2013	Infomedia	Rp	200	November 22,2015	Monthly	12.00%	Trade receivables (Note 7)
Bank Danamon[d]
August 23, 2013	Infomedia	Rp	80	August 23,2015	Monthly	12.00%	Trade receivables (Note 7)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

*   In original currency

a   Based on the latest amendment dated September 22, 2014

b   Based on the latest amendment datedOctober16, 2014

c   Based on the latest amendment dated  November11, 2014

d   Based on the latest amendment datedAugust 23, 2014

e   MD Media’s subsidiary

f   Infomedia’s subsidiary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

18.  SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.    Current maturities of long-term borrowings

	Notes	2013	2014
Two-step loans	19a	213	207
Bonds and notes	19b	276	1,069
Bank loans	19c	3,956	4,052
Obligations under finance leases	12c.xi	648	571
Total		5,093	5,899

Refer to Note 35  for details of related party transactions.

19.   LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	2013	2014
Two-step loans	1,702	1,408
Bonds and notes	3,073	2,239
Bank loans	5,635	7,878
Obligations under finance leases (Note 12c.xi)	4,321	4,218
Total	14,731	15,743

Scheduled principal payments  as of December 31, 2014are as follows:

		Year
	Total	2016	2017	2018	2019	Thereafter
Two-step loans	1,408	210	211	188	169	630
Bonds and notes	2,239	23	1	-	220	1,995
Bank loans	7,878	2,490	2,100	1,826	656	806
Obligations under finance leases	4,218	574	601	592	571	1,880
Total	15,743	3,297	2,913	2,606	1,616	5,311

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2013		2014
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	8,447	979	7,679	796
	Rp	-	507	-	438
	US$	35	429	31	381
Total			1,915		1,615
Current maturities (Note 18b)			(213)		(207)
Long-term portion			1,702		1,408

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	3.10%
	Rp	Semi-annually	Semi-annually	8.50%
	US$	Semi-annually	Semi-annually	4.00%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans are due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

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

As of December 31, 2014, the Company has complied with the above-mentioned ratios.

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.   Bonds and notes

		2013		2014
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
Series A	Rp	-	1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
Medium Term Notes (“MTN”)
GSD - Series A	Rp	-	-	-	220
Promissory notes
PT Huawei	US$	18	213	4	52
PT ZTE Indonesia (“ZTE”)	US$	11	136	3	36
Total			3,349		3,308
Current maturities (Note 18b)			(276)		(1,069)
Long-term portion			3,073		2,239

      (i)   Bonds

						Interest	Interest
			Listed	Issuance	Maturity	payment	rate per
Bonds	Principal	Issuer	on	date	date	period	annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12c.x). The under writers of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize  legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2014, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.    Debt to equity ratio should not exceed 2:1.

2.    EBITDA to finance costs ratio should not be less than 5:1.

3.    Debt service coverage is at least 125%.

As of December 31, 2014, the Company has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

(ii)            MTN

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
GSD-Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principal amount up to Rp500 billion in series.

PT Mandiri Sekuritas acts as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and KSEI as the Custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with the investment development funded by the MTN that are owned or will be owned by GSD, have been pledged as collateral for MTN (Notes7, 8  and 12).

Under the agreement, GSD is requiredto comply with all covenants or restrictions including maintaining financial ratios as follows:

1.    Debt to equity ratio should not exceed 6.5:1.

2.   EBITDA to interest ratio should not be less than 1.2:1.

3.   Minimum current ratio is 120%.

4.   Maximum leverage ratio is 450%.

As of December 31, 2014, GSD has complied with the above-mentioned ratios.

(iii)  Promissory notes

Supplier	Currency	Principal* (in billions)	Issuance date	Interest payment period	Principal payment schedule	Interest rate per annum
PT Huawei	US$	0.3	June 19, 2009	Semi-annually	Semi-annually	6 month LIBOR+2.45%
		0.2	April 30, 2013		(January 11, 2015 - July 30,2016)	6 month LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009 [a]	Semi-annually	Semi-annually (February 4, 2015 - February 4, 2017)	6 month LIBOR+1.5%

* In original currency

aBased on the latest amendment datedAugust 15, 2011

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans

		2013		2014
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
BRI	Rp	-	3,035	-	3,398
	US$	-	-	1	6
Syndication of banks	Rp	-	2,426	-	2,200
BNI	Rp	-	1,305	-	2,195
Bank Mandiri	Rp	-	722	-	1,750
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	-	-	600
Bank CIMB Niaga	Rp	-	365	-	567
ABN Amro Bank N.V. Stockholm (“AAB Stockholm”) and SCB	US$	55	673	38	478
Japan Bank for International Cooperation (“JBIC”)	US$	18	219	34	424
BCA	Rp	-	858	-	373
Others	Rp	-	32	-	10
	US$	1	12	-	-
Total			9,647		12,001
Unamortized debt issuance cost			(56)		(71)
			9,591		11,930
Current maturities (Note 18b)			(3,956)		(4,052)
Long-term portion			5,635		7,878

Refer to Note 35  for details of related party transactions.

Other significant information relating to bank loans as of December 31, 2014 is as follows:

				Current period	Principal	Interest	Interest
			Total facility*	payment	payment	payment	rate
	Borrower	Currency	(in billions)	(in billions)	schedule	period	per annum	Security
BRI
October 13, 2010[a]	The Company	Rp	3,000	1,000	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	180	Semi-annually (2011-2017)	Quarterly	3 months JIBOR+1.40% and 3 months JIBOR+3.50%	Property and equipment (Note 12)
April 26, 2013	GSD	Rp	141	28	Monthly (2014-2018)	Monthly	10.00%	Property and equipment (Note 12) and Lease agreement
October 30, 2013	GSD	Rp	70	0.6	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note12), and lease agreement

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

			Total facility*	Current period payment	Principal payment	Interest payment	Interest rate
	Borrower	Currency	(in billions)	(in billions)	schedule	period	per annum	Security
BRI (continued)
October 30, 2013	GSD	Rp	34	0.6	Monthly	Monthly	10.00%	Trade
					(2014-2021)			receivables (Note 7), property and equipment (Note12), and lease agreement
November 20, 2013	The Company	Rp	1,500	-	Semi-annually	Quarterly	3 months	None
					(2015-2018)		JIBOR+2.65%
October 1, 2014	Patrakom	Rp	28	2	Monthly	Monthly	10.95%	Trade
					(2014-2016)			receivables(Note 7), and property and equipment (Note 12)
October 1, 2014	Patrakom	US$	0.0007	0.00008	Monthly	Monthly	6.00%	Trade
					(2014-2015)			receivables(Note 7), and property and equipment (Note 12)
Syndication of banks
June 16, 2009 (BNI and BRI)	The Company	Rp	2,700	675	Semi-annually	Quarterly	3 months	None
					(2011-2014)		JIBOR+2.45%
December 19, 2012 (BNI, BRI and Bank Mandiri)[a]	Dayamitra	Rp	2,500	300	Semi-annually	Quarterly	3 months	Trade
					(2014-2020)		JIBOR+3.00%	receivables (Note 7), and property and equipment (Note 12)
BNI
October 13, 2010[a]	The Company	Rp	1,000	286	Semi-annually	Quarterly	3 months	None
					(2013-2015)		JIBOR+1.25%
December 23, 2011 [a]	PINS	Rp	500	86	Semi-annually	Quarterly	3 months	Trade
					(2013-2016)		JIBOR+1.50%	receivables(Note 7) and inventories (Note 8)
November 28, 2012[a]	Metra	Rp	44	8.8	Annually	Monthly	11.00%	Trade
					(2013-2015)			receivables(Note 7), and property and equipment (Note 12)
March 13, 2013[a]	Sigma	Rp	300	117	Monthly	Monthly	1 month	Trade
					(2013-2015)		JIBOR+3.35%	receivables(Note 7), and property and equipment (Note 12
March 26, 2013[a]	Metra	Rp	60	20	Quarterly	Monthly	11.00%	Trade
					(2013-2016)			receivables(Note 7), and property and equipment (Note 12)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

				Current period
			Total facility*	payment	Principal payment	Interest payment	Interest rate
	Borrower	Currency	(in billions)	(in billions)	schedule	period	per annum	Security
BNI (continued)
May 2, 2013[a]	Sigma	Rp	313	236	Monthly (2013-2021)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 7), and property and equipment (Note 12)
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
November 25, 2013[a]	Metra	Rp	90	30	Quarterly (2013-2016)	Monthly	11.00%	Trade receivables (Note 7) and property and equipment (Note 12)
January 10, 2014[a]	Sigma	Rp	322	74	Monthly (2014-2022)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 7), and property and equipment (Note 12)
July 21, 2014	Metra	Rp	40	-	Semi-annually (2015-2017)	Monthly	11.00%	Trade receivables (Note 7), and property and equipment (Note 12)
November 3, 2014[a]	Telkom Infratel	Rp	100	-	Quarterly (2015-2017)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 7)
Bank Mandiri
July 9, 2009[b]and July 5, 2010[b]	Telkomsel	Rp	5,000	472	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
The Bank of Tokyo - Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	-	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 7), and property and equipment (Note 12)
Bank CIMB Niaga
March 21, 2007[e]	GSD	Rp	21	4.3	Quarterly (2007-2015)	Monthly	9.75%	Property and equipment (Note 12)
July 28, 2009[f]	Balebat[h]	Rp	3	0.6	Monthly (2010-2015)	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), and property and equipment (Note 12)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
May 24, 2010[f]	Balebat[h]	Rp	2	0.6	Monthly (2010-2015)	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), and property and equipment (Note 12)
March 31, 2011	GSD	Rp	24	2.7	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 12), and lease agreement
March 31, 2011	GSD	Rp	13	1.7	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 12), and lease agreement
March 31, 2011	GSD	Rp	12	1.8	Monthly (2011-2016)	Monthly	9.75%	Property and equipment (Note 12), and lease agreement
September 9, 2011	GSD	Rp	41	3.9	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 12), and lease agreement
September 9, 2011	GSD	Rp	11	3.2	Monthly (2011-2015)	Monthly	9.75%	Property and equipment (Note 12), and lease agreement
August 2, 2012[f]	Balebat[h]	Rp	4	1	Monthly (2012-2015)	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), and property and equipment (Note 12)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 months JIBOR +3.45%	Property and equipment (Note 12)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 12)
October 10, 2012[f]	Balebat[h]	Rp	1	0.4	Monthly (2012-2015)	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), and property and equipment (Note 12)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

19.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.    Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period Payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
August 26, 2013[f]	Balebat[h]	Rp	3.5	0.7	Monthly (2013-2018)	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8) and property and equipment (Note 12)
AAB Stockholm and SCB
December 30, 2009b&[c]	Telkomsel	US$	0.3	0.02	Semi-annually (2011-2016)	Semi-annually	6 months LIBOR+0.82%	None
JBIC
March 26, 2010a&[d]	The Company	US$	0.06	0.01	Semi-annually (2010-2015)	Semi-annually	4.56%	None
March 28, 2013a&[g]	The Company	US$	0.03	0.003	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	445	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011-2015)	Quarterly	3 months JIBOR+1.25%	None

The credit facilities were obtained by the Group for working capital purposes.

*   In original currency.

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As ofDecember 31, 2014, the Group has  complied with all covenants or restrictions.

b    Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevantagreements also contain default and cross default clauses. As of December 31, 2014, Telkomsel has complied with the above covenants.

c    Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 38a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender”, “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facilities 1, 2, and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facilities 1, 2, and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

d    In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facilities A and B amounting to US$36 million and US$24 million, respectively.

e    Based on the latest amendment dated March 31, 2011.

f   Based on the latest amendment dated September 22, 2014.

g   In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facility A and facility B amounting to US$18.8 million and US$12.5 million, respectively.

h   MD Media’s subsidiary.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

20.  NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2013	2014
Non-controlling interests in net assets of subsidiaries as of December 31, 2013 and 2014:
Telkomsel	16,752	18,031
GSD	58	125
Metra	89	88
TII	-	42
Patrakom	2	-
Total	16,901	18,286

	2012	2013	2014
Non-controlling interests in net comprehensive income of subsidiaries for the years ended December 31, 2012, 2013 and 2014:
Telkomsel	5,532	6,211	6,740
Metra	14	22	21
TII	-	-	3
Patrakom	-	0	-
GSD	(1)	(6)	(7)
Total	5,545	6,227	6,757

Material partly-owned subsidiary

As of December 31, 2013 and 2014, the non-controlling interest holds 35% ownership interest in Telkomsel (Note 1d) which is considered material to the Company.

The summarized financial information of Telkomsel is provided below. This information is based on amounts before inter-company eliminations.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

20.   NON-CONTROLLING INTERESTS (continued)

Summarized statements of financial position

	2013	2014
Current assets	16,603	19,300
Non-current assets	56,642	58,780
Current liabilities	(16,406)	(18,106)
Non-current liabilities	(8,971)	(8,457)
Total equity	47,868	51,517
Attributable to:
Equity holders of parent company	31,116	33,486
Non-controlling interest	16,752	18,031

Summarized statements  of comprehensive income

	2012	2013	2014
Revenues	54,531	60,031	66,252
Operating expenses	(33,519)	(36,761)	(40,584)
Other expenses	(22)	(180)	48
Profit before tax	20,990	23,090	25,716
Income tax expense - net	(5,264)	(5,748)	(6,333)
Profit for the year from continuing operations	15,726	17,342	19,383
Other comprehensive income (expense) - net	86	404	(122)
Net comprehensive income	15,812	17,746	19,261
Attributable to non-controlling interest	5,532	6,211	6,740
Dividend paid to non-controlling interest	3,591	4,675	5,464

Summarized statements of cash flows

	2012	2013	2014
Operating	26,229	29,602	30,863
Investing	(13,527)	(14,444)	(11,052)
Financing	(12,191)	(14,789)	(15,563)
Net increase in cash and cash equivalents	511	369	4,248

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

21.  CAPITAL STOCK

The details of capital stock are as follows:

	2013
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	53.14	2,580
The Bank of New York Mellon Corporation*	10,031,129,780	10.33	502
Directors (Note 1b):
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Priyantono Rudito	540	0	0
Sukardi Silalahi	540	0	0
Public (individually less than 5%)	35,467,341,100	36.53	1,773
Total	97,100,853,600	100.00	4,855
Treasury stock (Note 23)	3,699,142,800	-	185
Total	100,799,996,400	100.00	5,040

	2014
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.56	2,580
The Bank of New York Mellon Corporation*	9,472,920,180	9.65	474
Directors (Note 1b):
Dian Rachmawan	60,540	0	0
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Public (individually less than 5%)	37,100,491,240	37.79	1,855
Total	98,175,853,600	100.00	4,909
Treasury stock (Note 23)	2,624,142,800	-	131
Total	100,799,996,400	100.00	5,040

         *The Bank of New York Mellon Corporation serves as the depositary of the registered ADS holders for the Company’s ADSs.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

21.  CAPITAL STOCK (continued)

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No.14 dated May 11, 2012 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2011 amounting to Rp6,031 billion (Rp62.79 per share) and Rp1,096 billion (Rp11.42 per share), respectively.On June 22, 2012,the Company paid the above-mentioned cash dividend and special cash dividend totalling Rp7,127 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No.38 dated April 19, 2013 of Ashoya Ratam, S.H.,Mkn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2012 amounting to Rp7,068 billion (Rp73.82 per share) and Rp1,286 billion (Rp13.42 per share), respectively. On June 18, 2013, the Company paid the cash dividend and special cash dividend totalling Rp8,354 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No.4 dated April 4, 2014  of Ashoya Ratam,S.H.,MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2013  amounting to Rp7,813 billion (Rp80.46 per share) and Rp2,130 billion (Rp21.94 per share), respectively. On May  16, 2014, the Company paid the cash dividend and special cash dividend totalling Rp9,943 billion.

22.   ADDITIONAL PAID-IN CAPITAL

The breakdown of additional paid-in capital is as follows:

	2013	2014
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 23)	-	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 23)	544	544
Excess of value over cost of treasury stock for employee stock ownership program (Note 23)	228	228
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	1,845	2,421

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

23.   TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2013			2014
	Number of shares*	%	Rp	Number of shares*	%	Rp
Beginning balance	5,054,652,300	5.01	8,067	3,699,142,800	3.67	5,805
Transfer to employees stock ownership program	(299,057,000)	(0.29)	(433)	-	-	-
Sale of treasury stock	(1,056,452,500)	(1.05)	(1,829)	(1,075,000,000)	(1.07)	(1,969)
Ending balance	3,699,142,800	3.67	5,805	2,624,142,800	2.60	3,836

         * After stock split (Note 1c)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside the stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equal to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp 1,744 billion.

In the AGM  on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On May 31, 2013, the Company offered all its eligible employees and those of its subsidiaries (collectively referred to as the “participants”), the right to purchase a fixed number of its shares at a certain price. The shares became an entitlement of the employees on the transaction dates and were not longer conditional on the satisfaction of any vesting conditions. Shares which were held by employees through the ESOP had a lock-up period that varied from 0 up to 12 months, depending on the position of the employee.

In the lock-up period, participants could not transfer shares or have shares transactions either through or outside the stock exchange.

Price per share offered was Rp10,714 and each participant received allowance (discount) of Rp5,575 per share. At the closing of this program, the Company had transferred a part of the treasury stock phase III to employees totalling 59,811,400 shares (equivalent to 299,057,000 shares after the stock split) with fair value amounting to Rp661 billion. The excess amounting to Rp228 billion in value of the treasury stock transferred over their acquisition cost was recorded as additional paid-in capital (Note 22).

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

23.   TREASURY STOCK (continued)

The difference amounting to Rp353 billion between the fair value of treasury stock and amount paid by the participants was recorded as part of “Personnel Expense” in the 2013 consolidated statement of comprehensive income.

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion  (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital(Note 22).

On June 13, 2014, the Company resold 215,000,000  shares (equal to 1,075,000,000  shares after stock split) of treasury stock phase II  with fair value amounting to Rp2,541 billion(net of related  coststo sell the shares). The excess amounting to Rp576  billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 22).

24.   OTHER RESERVES

Other reserves consist of the translation reserve and fair value reserve. The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations (including equity-accounted investees) amounting to Rp160  billion and Rp184 billion as of December 31, 2013 and 2014, respectively. The amount reclassified to profit or loss for the years ended December 31, 2012, 2013 and 2014 amounted to Rpnil, Rp9 billion and Rpnil, respectively.

The fair value reserve consists of the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired amounting to Rp38  billion and Rp39billion as of December 31, 2013 and 2014, respectively. The amounts reclassified to profit or loss for the years ended December 31, 2012, 2013 and 2014 amounted to Rpnil, Rp4 billion and Rpnil, respectively.

25.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp12,621 billion, Rp14,046 billion and Rp14,437  billion by the weighted average number of shares outstanding during the year totalling 96,011,315,505 shares, 96,358,660,797 shares and 97,695,785,107 shares for the years ended December 31, 2012, 2013 and 2014, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp131.45,Rp145.77 and Rp147.78 for the years ended December 31, 2012, 2013  and2014, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2012, 2013  and 2014.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

26.  REVENUES

	2012	2013	2014
Telephone revenues
Cellular
Usage charges	29,477	30,722	32,972
Features	558	686	751
Monthly subscription charges	696	730	567
Sub-total	30,731	32,138	34,290
Fixed lines
Usage charges	7,323	6,453	5,347
Monthly subscription charges	2,805	2,682	2,697
Call center	228	324	736
Installation charges	112	12	31
Others	194	230	70
Sub-total	10,662	9,701	8,881
Total telephone revenues	41,393	41,839	43,171
Interconnection revenues
Domestic interconnection	2,618	2,971	2,908
International interconnection	1,655	1,872	1,800
Total interconnection revenues	4,273	4,843	4,708
Data, internet and information technology service revenues
Internet, data communication and information technology services	15,674	19,267	23,550
Short Messaging Services (“SMS”)	12,631	13,134	14,034
E-business	55	83	103
Voice over Internet Protocol (“VoIP”)	81	119	25
Total data, internet and information technology service revenues	28,441	32,603	37,712
Network revenues
Satellite transponder lease	384	392	670
Leased lines	824	861	610
Total network revenues	1,208	1,253	1,280
Other telecommunications service revenues
Leases	401	661	777
CPE and terminal	106	184	643
Directory assistance	295	308	263
USO compensation	237	508	181
E-health	91	125	165
Pay TV	405	274	96
E-payment	28	53	74
Others	249	316	626
Total other telecommunications service revenues	1,812	2,429	2,825
Total revenues	77,127	82,967	89,696

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

27.  SERVICE CONCESSION ARRANGEMENT

The Ministry of Communication and Information (“MoCI”) issued Regulation No.15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No.7/2009 dated January 16, 2009 and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/orconnectioncharges. Subsequently,in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCI which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No.03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No.11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No.35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No.18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.  The Company

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

b.  Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2390 MHz - 2400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

27.   SERVICE CONCESSION ARRANGEMENT (continued)

b.  Telkomsel (continued)

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

On March 31, 2014, the USO program for packages 1,2,3,6 and 7 ceased.On September 18, 2014, Telkomsel filed an arbitration claim with the Indonesian  National Board of Arbitration for the settlement of the outstanding receivables  from BPPPTI. As of December 31, 2014, the outstanding receivable balance from the USO program amounted to Rp108 billion. As of the date of approval and authorization for the issuance of the consolidated financial statements, the arbitration claim is still in process.

For the years ended December 31, 2012, 2013  and 2014, the Company and Telkomsel recognized the following amounts:

	2012	2013	2014
Revenues
Construction	245	67	1
Operation of telecommunication service centre	353	508	180
Profits (losses)
Construction	6	11	0
Operation of telecommunication service centre	83	150	(139)

As of December 31, 2013 and 2014, the Company’s and Telkomsel’s trade receivables from the USO program which are measured at amortized cost using the effective interest method amounted to Rp654  billion and Rp655 billion, respectively (Notes 7  and 13).

28.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2012	2013	2014
Salaries and related benefits	3,257	3,553	3,759
Vacation pay, incentives and other benefits	3,400	3,252	3,182
Employees’ income tax	1,022	1,160	1,317
Pension benefit cost (Note 33)	831	988	643
Post-employment health care benefit cost (Note 33)	246	382	248
Housing	200	220	224
LSA expense (Note 34)	121	19	115
Insurance	83	92	98
Other employee benefits cost (Note 33)	35	15	56
Other post-employment benefit cost (Note 33)	42	41	48
Early retirement program	699	-	-
Others	24	107	86
Total	9,960	9,829	9,776

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

29.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operations, maintenance and telecommunication service expenses isas follows:

	2012	2013	2014
Operations and maintenance	9,012	10,667	12,583
Radio frequency usage charges (Notes 38c.i and 38c.ii)	3,002	3,098	3,207
Concession fees and USOcharges	1,445	1,595	1,818
Electricity, gas and water	879	1,063	1,180
Cost of set top boxes, SIM and RUIM cards (Note 8)	687	752	1,031
Leased lines and CPE	407	440	758
Vehicles rental and supporting facilities	293	439	581
Cost of IT services	222	677	357
Insurance	671	374	335
Project management	102	138	180
Others (each below Rp75 billion)	76	89	258
Total	16,796	19,332	22,288

Refer to Note 35  for details of related party transactions.

30.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2012	2013	2014
General expenses	527	675	967
Provision for impairment of receivables (Note 7d)	915	1,589	784
Training, education and recruitment	259	412	528
Collection expenses	341	340	369
Travelling	259	341	355
Professional fees	187	272	266
Meetings	105	138	162
Security and screening	62	93	104
Social contribution	129	85	96
Others (each below Rp75 billion)	252	210	332
Total	3,036	4,155	3,963

Refer to Note 35  for details of related party transactions.

31.  INTERCONNECTION EXPENSES

The breakdown of interconnection expenses is as follows:

	2012	2013	2014
Domestic interconnection and access	3,464	3,720	3,639
International interconnection	1,203	1,207	1,254
Total	4,667	4,927	4,893

Refer to Note 35  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION

a.   Prepaid income taxes

The breakdown of prepaid income taxes is as follows:

	2013	2014
The Company - corporate income tax	-	60
Subsidiaries - corporate income tax	96	391
Total	96	451
Current portion	(58)	(28)
Non-current portion (Note 13)	38	423

b.   Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2013	2014
The Company - Value Added Tax (“VAT”)	142	298
Subsidiaries:
VAT	751	1,140
Article 23 - Withholding tax on services delivery	35	37
Import duties	10	-
Total	938	1,475
Current portion	(477)	(1,153)
Non-current portion (Note 13)	461	322

c.   Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2013	2014
The Company:
Article 25 - Installment of corporate income tax	53	61
Article 29 - Corporate income tax	165	-
Subsidiaries:
Article 25 - Installment of corporate income tax	440	483
Article 29 - Corporate income tax	284	957
Total	942	1,501

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION  (continued)

d.   Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2013	2014
The Company:
Article 4 (2) - Final tax	11	27
Article 21 - Individual income tax	34	25
Article 22 - Withholding tax on goods delivery and import	5	2
Article 23 - Withholding tax on services	12	10
Article 26 - Withholding tax on non-resident income	1	2
VAT	194	197
VAT - Tax Collector	247	257
Sub-total	504	520
Subsidiaries:
Article 4 (2) - Final tax	48	81
Article 21 - Individual income tax	82	97
Article 23 - Withholding tax on services	34	72
Article 26 - Withholding tax on non-resident income	16	28
VAT	72	77
Sub-total	252	355
Total	756	875

e.   The components of income tax expense (benefit) are as follows:

	2012	2013	2014
Current
The Company	878	909	822
Subsidiaries	5,750	6,086	6,794
Sub-total	6,628	6,995	7,616
Deferred
The Company	(461)	(113)	(174)
Subsidiaries	(281)	18	(101)
Net	(742)	(95)	(275)
Net income tax expense	5,886	6,900	7,341

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION  (continued)

f.    Reconciliation of income tax expense

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of comprehensive income is as follows:

	2012	2013	2014
Profit before income tax	24,027	27,030	28,579
Less income subject to final tax	(913)	(1,780)	(2,334)
Net	23,114	25,250	26,245
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	4,623	5,050	5,249
Difference in applicable statutory tax rate for subsidiaries	1,050	1,213	1,236
Non-deductible expenses	392	567	512
Final income tax expense	52	93	168
Realization on sale of long-term investment	-	(100)	-
Deferred tax assets that cannot be utilized - net	-	84	94
Others	(231)	(7)	82
Net income tax expense	5,886	6,900	7,341

The computations of the net income tax expense for the years ended December 31, 2012, 2013  and 2014  are as follows:

	2012	2013	2014
Estimated taxable income of the Company	4,209	4,241	3,687
Corporate income tax:
The Company	842	848	738
Subsidiaries	5,734	6,054	6,710
Final tax expense:
The Company	36	61	84
Subsidiaries	16	32	84
Total income tax expense - current	6,628	6,995	7,616

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.  TAXATION (continued)

f.    Reconciliation of income tax expense (continued)

	2012	2013	2014
Income tax (benefit) expense - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Amortization of intangible assets, land rights and others	(7)	(3)	3
Depreciation and gain on sale of property and equipment	(348)	(38)	(85)
Realization of accrual (accrual) of expenses and inventory write-off (provision for inventory obsolescence)	8	(5)	(49)
Trade receivables write-off (provision for impairment of receivables)	58	(170)	(24)
Finance leases	31	(73)	(13)
Net periodic post-employment benefits costs and provision for employee benefits	(94)	(18)	(3)
Amortization of (addition to) deferred installation fee	31	(16)	(2)
Valuation of long-term investment	-	70	(1)
Realization of accrual (accrual) of early retirement benefits	(140)	140	-
Net	(461)	(113)	(174)
Telkomsel
Charges from leasing transactions	23	98	133
Depreciation of property and equipment	(156)	(95)	(224)
Provision for employee benefits	(49)	(44)	(27)
Trade receivables write-off (provision for impairment of receivables)	(53)	(4)	(8)
Amortization of license	(5)	19	(1)
Accounts receivable - Government	(14)	6	-
Net	(254)	(20)	(127)
Subsidiaries - others - net	(27)	38	26
Net income tax benefit - deferred	(742)	(95)	(275)
Income tax expense - net	5,886	6,900	7,341

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION (continued)

f.    Reconciliation of income tax expense (continued)

Tax Law No. 36/2008 which is further regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting periods ended December 31, 2012, 2013 and 2014, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2012, 2013  and 2014. The subsidiaries applied the tax rate of 25% for the years ended December 31, 2012, 2013  and 2014.

The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2014 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2013 agreed with what was reported in the Annual SPT.

g.   Tax assessments

(i)     The Company

In November 2013, the Company received tax assessment  letters  (“SKPKBs”) No. 00056/207/07/093/13 to No.00065/207/07/093/13, all dated November 15, 2013, for the underpayment of VAT for the periods  January - September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its objection to the SKPKBs with the Tax Authorities.The Company has received the  rejection of its objection through the decrees  of the Directorate General of Tax (“DGT”) No. 2498 to 2504 and 2541 to 2543/WPJ.19/2014dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of comprehensive income. The Company plans to file an appeal to the rejection of the objection on underpayment of VAT on interconnections. As of the date of approval and authorization for the issuance of the consolidated financial statements, the Company is still in the process of filing the appeal.

In November 2014, the Company received SKPKBs as a result of the tax audit for the fiscal year 2011 by  the Tax Authorities. Based on the letters, the Company underpaid VAT for the tax period January until  December 2011 amounting  to Rp182.5 billion (including  penalty of Rp60 billion) and corporateincome tax for  2011 amounting  to Rp2.8 billion (including  penalty of Rp929 million). The Company has paid the assessments. The accepted portion on the underpayment of VAT amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statement of comprehensive income and the portion of VAT on interconnection amounting to Rp178 billion (including  penalty of Rp58 billion) is recognized as claim for tax refund. The Company has submitted to the Tax Authorities the objectionto the tax assessment result in regard to the underpayment of VAT related to interconnection transactions for 2011. As of the date of approval and authorization for the issuance of the consolidated financial statements, the objection is still in process.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (STP) for the underpayment of its December 2008 Income Tax Article 25 amounting to Rp429 billion (including penalty of Rp8 billion). In May 2010, Telkomsel filed  a contra-appeal to the SC. As of the date of approval and authorization for the issuance of the consolidated financial statements, the judicial review is still in process.

On August 10, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s appeal on the 2004 and 2005 assessments for VAT totalling Rp215 billion. In September 2010, Telkomsel filed a contra-appeal to the SC. Based on its verdict which was received in June 2014, the SC decided to reject the request from the Tax Authorities. The SC verdict is legally binding in favor of Telkomsel.

In May and June 2012, Telkomsel received the refund of penalty on its 2010 Income Tax Article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for the issuance of the consolidated financial statements, the judicial review is still in process.

On March 12, 2012, Telkomsel received assessment letters as a result of the tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax and underpaid VAT amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the VAT (including penalty of Rp6.3 billion). The accepted underpayment portion was charged to the 2012 consolidated statement of comprehensive income. On April 5, 2012, Telkomsel received the refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of underpayment of VAT of Rp302.7 billion (including penalty). On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the assessment on the underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. As of the date of approval and authorization for the issuance of the consolidated financial statements, the appeal is still in process.

In December 2013, the Tax Court accepted Telkomsel’s appeal to the assessment for 2006 VAT and withholding taxes totalling Rp116 billion. In February 2014, Telkomsel received the refund.

On January 22, 2014, Telkomsel received the verdict from the Tax Court concerning the former’s claim for tax refund for import duties. Based on its verdict, the Tax Court accepted the portion of Telkomsel’s claim. In February 2014, Telkomsel submitted a request to refund the accepted portion of the claim amounting to Rp8.5 billion.On September 30, 2014, Telkomsel received  a partial refund of the claim for import duties amounting to Rp587 million (including penalty of Rp579 million). Subsequently, on October 2, 2014, Telkomsel received the remaining claim amounting to Rp7.92 billion.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel (continued)

On November 7, 2014, Telkomsel received assessment letters as a result of the tax audit for the fiscal year 2011 by the Tax Authorities. Based on the letters, Telkomsel underpaid corporate income tax, VAT and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. Telkomsel accepted the assessment of Rp7.8 billion of the underpayment of corporate income tax, Rp1 billion of the underpayment of VAT and Rp2.2 billion of the underpayment of withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 consolidated statement of comprehensive income.

In December 2014, Telkomsel paid the assessment and filed an objection to the Tax Authorities for the assessment for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion), which Telkomsel recorded as a claim for tax refund. In February 2015, Management had already filed an objection for the assessment on the underpayment of VAT. As of the date of approval and authorization for the issuance of the consolidated financial statements, the objection on the corporate income tax and VAT assessment is still in process.

Telkomsel is of the opinion that tax position is possible to be sustained upon examination in the Tax Court.

h.   Deferred tax assets and liabilities

The details of deferred tax assets and liabilities are as follows:

	January 1, 2013	(Charged) credited to the consolidated statement of comprehensive income	Recognized in other comprehensive income	Acquisition and divestment of subsidiary	December 31, 2013
The Company
Deferred tax assets:
Provision for impairment of receivables	276	170	-	-	446
Net periodic pension and other post-employment benefit cost	851	48	(558)	-	341
Provision for employee benefits	173	(30)	-	-	143
Deferred installation fee	54	16	-	-	70
Accrued expenses and provision for inventory obsolescence	22	5	-	-	27
Finance leases	(64)	73	-	-	9
Provision for early retirement expense	140	(140)	-	-	-
Total deferred tax assets	1,452	142	(558)	-	1,036
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(1,581)	38	-	-	(1,543)
Valuation of long-term investment	-	(70)	-	-	(70)
Land rights, intangible assets and others	(14)	3	-	-	(11)
Total deferred tax liabilities	(1,595)	(29)	-	-	(1,624)
Net deferred tax liabilities	(143)	113	(558)	-	(588)
Telkomsel
Deferred tax assets:
Provision for employee benefits	297	44	(134)	-	207
Provision for impairment of receivables	117	4	-	-	121
Recognition of interest under USO arrangements	6	(6)	-	-	-
Total deferred tax assets	420	42	(134)	-	328

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION (continued)

h.   Deferred tax assets and liabilities (continued)

	January 1, 2013	(Charged) credited to the consolidated statement of comprehensive income	Recognized in other comprehensive income	Acquisition and divestment of subsidiary	December 31, 2013

Telkomsel (continued)
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(2,363)	95	-	-	(2,268)
Finance leases	(23)	(98)	-	-	(121)
License amortization	(43)	(19)	-	-	(62)
Total deferred tax liabilities	(2,429)	(22)	-	-	(2,451)
Net deferred tax liabilities of Telkomsel	(2,009)	20	(134)	-	(2,123)
Net deferred tax liabilities of the other subsidiaries	(100)	(88)	(4)	(5)	(197)
Total deferred tax liabilities	(2,252)	45	(696)	(5)	(2,908)
Total deferred tax assets of other subsidiaries	102	50	(5)	(80)	67

	January 1, 2014	(Charged) credited to the consolidated statement of comprehensive income	Recognized in other comprehensive income	December 31, 2014
The Company
Deferred tax assets:
Provision for impairment of receivables	446	24	-	470
Net periodic pension and other post-employment benefit cost	341	74	(85)	330
Accrued expenses and provision for inventory obsolescence	27	49	-	76
Provision for employee benefits	143	(71)	-	72
Deferred installation fee	70	2	-	72
Finance leases	9	13	-	22
Total deferred tax assets	1,036	91	(85)	1,042
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(1,543)	85	-	(1,458)
Valuation of long-term investment	(70)	1	-	(69)
Land rights, intangible assets and others	(11)	(3)	-	(14)
Total deferred tax liabilities	(1,624)	83	-	(1,541)
Net deferred tax liabilities	(588)	174	(85)	(499)
Telkomsel
Deferred tax assets:
Provision for employee benefits	207	27	40	274
Provision for impairment of receivables	121	8	-	129
Total deferred tax assets	328	35	40	403
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(2,268)	224	-	(2,044)
Finance leases	(121)	(133)	-	(254)
License amortization	(62)	1	-	(61)
Total deferred tax liabilities	(2,451)	92	-	(2,359)
Net deferred tax liabilities of Telkomsel	(2,123)	127	40	(1,956)
Net deferred tax liabilities of the other subsidiaries	(197)	(51)	-	(248)
Total deferred tax liabilities	(2,908)	250	(45)	(2,703)
Total deferred tax assets of other subsidiaries	67	25	3	95

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

32.   TAXATION (continued)

h.   Deferred tax assets and liabilities (continued)

As of December 31, 2013 and 2014, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp24,542 billion and Rp27,029 billion, respectively.

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

i.     Administration

From 2008 to 2014, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of historical data, for the year 2014, the Company calculated deferred tax using the tax rate of 20%.

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

The Ministry of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

No tax audit has been conducted for fiscal years 2009, 2010, 2012  and 2013  on the Company.

The Company received a certificate of tax audit exemption from the DGT for fiscal years 2009,2010 and 2012which is valid unless the Company files for corporate income tax overpayment, inwhich case a tax audit will be performed.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2013	2014
Prepaid pension benefit cost	33a.i.a	949	1,170
Pension benefit and other post-employment benefit obligations
Pension
The Company
Unfunded	33a.i.b	2,201	2,326
Telkomsel	33a.ii	460	644
Infomedia		0	0
Total pension		2,661	2,970
Post-employment health care benefit	33b	993	441
Other post-employment benefit	33c	450	488
Obligation under the Labor Law	33d	154	216
Total		4,258	4,115

The breakdown of the net benefit expense recognized in the consolidated statements of comprehensive income is as follows:

	Notes	2012	2013	2014
Pension
The Company	33a.i.a,33a.i.b	659	809	528
Telkomsel	33a.ii	172	178	115
Infomedia		0	1	0
Total pension	28	831	988	643
Post-employment health care benefit	28,33b	246	382	248
Other post-employment benefit	28,33c	42	41	48
Obligation under the Labor Law	28,33d	35	15	56
Total		1,154	1,426	995

The amounts recognized in OCI  are as follows:

	Notes	2012	2013	2014
Defined benefit plan actuarial (gain) losses
Pension
The Company - net of asset ceiling limitation	33a.i.a,33a.i.b	1,100	(2,718)	(452)
Telkomsel	33a.ii	(103)	(524)	167
Post-employment health care benefit	33b	1,742	(2,336)	(576)
Other post-employment benefit	33c	32	(72)	24
Obligation under the Labor Law	33d	(8)	(50)	10
Sub-total		2,763	(5,700)	(827)
Deferred tax effect at the applicable tax rates	32h	(197)	701	42
Defined benefit plan actuarial (gain) losses, net of tax		2,566	(4,999)	(785)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

a.   Pension benefit cost

i.    The Company

a.     Funded pension plan

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2012, 2013  and 2014  amounted to Rp186  billion,  Rp182 billion and Rpnil billion, respectively.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2013 and 2014, on the defined benefit pension plan:

	2013	2014
Changes in projected pensionbenefit obligations
Projected pension benefit obligations at beginning of year	19,249	14,883
Charged to profit or loss
Service costs	450	188
Past service cost-plan amendment	-	204
Interest costs	1,183	1,348
Pension plan participants’ contributions	44	45
Actuarial (gain) losses recognized in OCI	(5,387)	1,471
Expected pension benefits paid	(656)	(737)
Projected pension benefit obligations at end of year	14,883	17,402
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	18,222	16,803
Interest income	1,125	1,534
Return on plan assets (excluding amount included in net interest expense)	(2,039)	1,340
Employer’s contributions	182	-
Pension plan participants’ contributions	44	45
Expected pension benefits paid	(656)	(737)
Administrative expenses paid	(75)	(56)
Fair value of pension plan assets at end ofyear	16,803	18,929
Funded status	1,920	1,527
Unrecoverable surplus (effect of asset ceiling)	(971)	(357)
Prepaid pension benefit cost	949	1,170

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

a.  Pension benefit cost (continued)

i.    The Company (continued)

a.     Funded pension plan (continued)

As of December 31, 2013 and 2014, plan assets consisted of:

	2013		2014
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	1,149	-	2,476	-
Equity instruments
Finance	884	-	1,137	-
Consumer goods	634	-	796	-
Infrastructure, utilities and transportation	625	-	724	-
Construction, property and real estate	226	-	508	-
Basic industry and chemical	421	-	409	-
Trading, service and investment	288	-	269	-
Mining	159	-	142	-
Agriculture	82	-	62	-
Miscellaneous industries	373	-	325	-
Equity-based mutual fund	1,080	-	1,172	-
Fixed income instruments
Corporate bonds	-	3,516	-	3,351
Government bonds	6,354	495	6,526	451
Non-public equity - direct placement	-	121	-	153
Property	-	106	-	153
Others	-	290	-	275
Total	12,275	4,528	14,546	4,383

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp336 billion and Rp348  billion, representing 2.00% and 1.84% of total plan assets as of December 31, 2013 and 2014, respectively, and bonds issued by the Company with fair value totalling Rp151  billion and Rp151  billion representing 0.90% and 0.80% of total assets as of December 31, 2013  and 2014, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was (Rp989  billion) and Rp2,817 billion for the years ended December 31, 2013 and 2014,  respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company does not expect to contribute to the  defined benefit pension plan in 2015.

Based on the Company policy issued on July 1, 2014, regarding Pension Regulation by Dana Pensiun Telkom, there is an increase in monthly benefits given to the pensioners, widow/widower or the children  of participants who stopped  working before the end of June 2002.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

a.   Pension benefit cost (continued)

              i.      The Company (continued)

a.   Funded pension plan (continued)

The movements of the prepaid pension benefit cost during the years ended December 31, 2013 and 2014 are as follows:

	2013	2014
Prepaid (provision for) pension benefit cost at beginning of year	(1,027)	949
Net periodic pension benefit cost	(583)	(262)
Actuarial gain (losses) recognized via the OCI	5,387	(1,471)
Asset ceiling recognized via the OCI	(971)	614
Return on plan assets (excluding amount included in net interest expense)	(2,039)	1,340
Employer’s contributions	182	-
Prepaid pension benefit cost at end of year	949	1,170

The components of net periodic pension benefit cost are as follows:

	2012	2013	2014
Service costs	372	450	188
Past service cost - plan amendment	-	-	204
Plan administration cost	60	75	56
Net interest cost	(38)	58	(186)
Net periodic pension benefit cost	394	583	262
Amount charged to subsidiaries under contractual agreements	(12)	(21)	(8)
Net periodic pension benefit cost	382	562	254

Amounts recognized in OCI  are as follows:

	2012	2013	2014
Actuarial (gain) losses recognized during the year	2,123	(5,387)	1,471
Asset ceiling limitation	-	971	(614)
Return on plan assets (excluding amount included in net interest expense)	(895)	2,039	(1,340)
Net	1,228	(2,377)	(483)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

a.   Pension benefit cost (continued)

                  i.    The Company (continued)

a.     Funded pension plan (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2012, 2013 and 2014, with reports dated February 28, 2013, February 28, 2014 and March 13, 2015, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
Discount rate	6.25%	9.00%	8.50%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

b.    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is providedto employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp6 billion eachfor the years ended December 31, 2013 and 2014, respectively.

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit has increased the Company’s obligations by Rp699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009. The change in benefit has increased the Company’s obligations by Rp435 billion, which is amortized over 8.63 years until 2018.

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

a.   Pension benefit cost (continued)

                i.      The Company (continued)

b.    Unfunded pension plan (continued)

The following table presents the changes of the unfunded projected pension benefit obligations of MPS and MPP for the years ended December 31, 2013 and 2014:

	2013	2014
Changes in projected pension benefit obligations
Unfunded projected pension benefit obligations at beginning of year	2,437	2,201
Charged to profit or loss
Service costs	97	80
Interest costs	150	194
Actuarial (gain)losses recognized in OCI	(341)	31
Benefits paid by employer	(142)	(180)
Unfunded projected pension benefit obligations at end of year	2,201	2,326

            The components of total periodic pension benefit cost are as follows:

	2012	2013	2014
Service costs	104	97	80
Net interest cost	173	150	194
Total periodic pension benefit cost	277	247	274

Amounts recognized in OCI amounted to (Rp128 billion), (Rp341 billion) and Rp31 billion for the years ended December 31, 2012, 2013 and 2014, respectively.

The actuarial valuation for the defined benefit pension planwas performed, based on the measurement date as ofDecember 31, 2012, 2013 and 2014, with reports dated February 28, 2013, February 28, 2014 and March13, 2015, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
Discount rate	6.25%	9.00%	8.50%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

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

Telkomsel's contributions to Jiwasraya amounted to Rpnil and Rp98 billion for the years ended December 31, 2013 and 2014, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position for the years ended December 31, 2013 and 2014, on Telkomsel’s defined benefit pension plan:

	2013	2014
Changes in projected pensionbenefit obligation
Projected pension benefit obligation at beginning of year	1,472	899
Charged to profit or loss
Service costs	130	74
Net interest cost	88	81
Actuarial (gain) losses recognized in OCI	(789)	234
Expected benefits paid	(2)	(7)
Projected pension benefit obligation at end of year	899	1,281
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	666	439
Interest income in profit or loss	40	40
Return on plan assets (excluding amount included in net interest expense) in OCI	(265)	67
Employer’s contributions	0	98
Expected benefits paid	(2)	(7)
Fair value of plan assets at end ofyear	439	637
Funded status	(460)	(644)
Provision for pension benefit cost	(460)	(644)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

a.   Pension benefit cost (continued)

ii.    Telkomsel(continued)

Movements of the provision for pension benefit cost during the years ended December 31, 2013 and 2014:

	2013	2014
Provision for pension benefit cost at beginning of year	(806)	(460)
Periodic pension benefit cost	(178)	(115)
Actuarial gain (losses) recognized via the OCI	789	(234)
Return on plan assets (excluding amount included in net interest expense)	(265)	67
Employer contributions	0	98
Provision for pension benefit cost at end of year	(460)	(644)

The components of the periodic pension benefit cost are as follows:

	2012	2013	2014
Service costs	120	130	74
Net interest cost	52	48	41
Total	172	178	115

Amounts  recognized in OCI  are as follows:

	2012	2013	2014
Actuarial (gain) losses recognized during the year	37	(789)	234
Return on plan assets (excluding amount included in net interest expense)	(140)	265	(67)
Net	(103)	(524)	167

The periodic pension cost for the pension plan was calculated, based on the measurement date as of December 31, 2012, 2013  and 2014, with reports dated February 12, 2013, February 20, 2014 and February 5, 2015, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2012, 2013  and 2014, are as follows:

	2012	2013	2014
Discount rate	6.00%	9.00%	8.25%
Rate of compensation increases	6.50%	6.50%	6.50%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

b.   Post-employment  health care benefit provision

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

The defined contribution post-employment health care benefit plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution to the plan amounted to Rp17  billion and Rp15 billion for the years ended December 31, 2013  and 2014, respectively.

The following table presents the changes in projected post-employment health care benefit provision, change in post-employment health care plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the consolidated statements of financial position as of December 31, 2013 and 2014:

	2013	2014
Changes in projected post-employment health care benefit provision
Projected post-employment health care benefit obligation at beginning of year	13,162	10,653
Service costs	70	45
Interest costs	813	942
Actuarial (gain) losses	(3,099)	238
Expected post-employment health care benefits paid	(293)	(373)
Projected post-employment health care benefit provision at endof year	10,653	11,505
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	9,913	9,660
Interest income	620	863
Return on plan assets (excluding amount included in net interest expense)	(763)	814
Employer’s contributions	302	226
Expected post-employment health care benefits paid	(293)	(373)
Administrative expenses paid	(119)	(126)
Fair value of plan assets at end of year	9,660	11,064
Funded status	(993)	(441)
Provision for post-employment health care benefit	(993)	(441)

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

b.   Post-employment  health care benefit provision (continued)

As of December 31, 2013 and 2014, plan assets consisted of:

	2013		2014
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	355	-	794	-
Listed shares:
Manufacturing and consumer	400	-	516	-
Finance industry	263	-	369	-
Construction	154	-	271	-
Infrastructure and telecommunication	166	-	202	-
Wholesale	139	-	145	-
Mining	63	-	69	-
Other industries:
Services	42	-	65	-
Agriculture	25	-	23	-
Biotech and Pharma Industry	3	-	9	-
Others	15	-	38	-
Equity-based mutual funds	1,683	-	1,767	-
Fixed income-based securities:
Fixed income mutual funds	6,219	-	6,589	-
Unlisted shares:
Private placement	-	83	-	177
Others	-	50	-	30
Total	9,527	133	10,857	207

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp120  billion and Rp140  billion representing1.25% and 1.27% of total assets as of December 31, 2013 and 2014,  respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was (Rp261  billion) and Rp1,550 billion for the years ended December 31, 2013 and 2014, respectively. The Company does not expect to contribute to its post-employment health care plan during 2015.

The movements of the provision for projected post-employment health care benefit for the years ended December 31, 2013 and 2014 are as follows:

	2013	2014
Changes in projected post-employment health care benefit provision
Defined benefit liability at beginning of year	3,249	993
Net periodic pension cost	382	250
Employer contributions	(302)	(226)
Actuarial (gain) losses recognized via the OCI	(3,099)	238
Return on plan assets (excluding amount included in net interest expense)	763	(814)
Provision for post-employment health care benefit	993	441

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

b.   Post-employment  health care benefit provision (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2012, 2013  and 2014  are as follows:

	2012	2013	2014
Service costs	56	70	45
Plan administration cost	88	119	126
Net interest cost	102	193	79
Net periodic post-employment health care benefit cost	246	382	250
Amounts charged to subsidiaries under contractual agreements	(1)	(2)	(2)
Net periodic post-employment health care benefit cost	245	380	248

Amounts recognized in OCI  are as follows:

	2012	2013	2014
Actuarial (gain) losses recognized during the year	2,074	(3,099)	238
Return on plan assets (excluding amount included in net interest expense)	(332)	763	(814)
Net	1,742	(2,336)	(576)

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2012, 2013  and 2014, with reports dated February 28, 2013, February 28, 2014 and March13, 2015, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2013 and 2014 are as follows:

	2012	2013	2014
Discount rate	6.25%	9.00%	8.50%
Health care costs trend rate assumedfor next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2013	2014	2015
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

c.  Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The changes of the projected other post-employment benefit obligations for the years ended December 31, 2013 and 2014 are as follows:

	2013	2014
Changes in projected other post-employment benefits provision
Unfunded projected benefit obligations at beginning of year	508	450
Charged to profit or loss
Service costs	11	9
Net interest cost	30	39
Actuarial (gain) losses recognized in OCI	(72)	24
Benefits paid by employer	(27)	(34)
Provision for other post-employment benefits	450	488

The components of the projected  other post-employment benefit cost for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
Service costs	10	11	9
Net interest cost	32	30	39
Total	42	41	48

Amounts recognized in OCI amounted to Rp32 billion, (Rp72 billion) and Rp24 billion for the years ended December 31, 2012, 2013 and 2014, respectively.

The actuarial valuation for the other post-employment benefits was calculated based on measurement date as of December 31, 2012, 2013  and 2014, with reports dated February 12, 2013, February 20, 2014 and March13, 2015, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2012, 2013  and 2014, are as follows:

	2012	2013	2014
Discount rate	6.25%	9.00%	8.50%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFIT (continued)

d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized as of December 31, 2013 and 2014 amounted to Rp154  billion and Rp216 billion, respectively. The related employee benefits cost charged to expense amounted to Rp35billion, Rp15 billion and Rp56 billion for the years ended December 31, 2012, 2013 and 2014, respectively. The actuarial (gain) losses recognized in OCI  amounted to (Rp8 billion), (Rp50 billion)and Rp10  billion for the years  ended December 31, 2012, 2013 and2014, respectively.

Maturity Profile of Defined Benefit Obligation (“DBO”)

Weighted Average duration of DBO for the Company and Telkomsel are 18.93  years and 15.14 years,respectively. The timing of benefits payments for 2014 is as follows (in millions of rupiah):

	Expected Benefits Payment
Time Period	The Company		Telkomsel	Post-employment health care	Other post-employment benefits
	Funded	Unfunded
Within next 10 years	14,555	3,152	282	5,009	695
Within 10-20 years	20,361	204	2,848	7,035	184
Within 20-30 years	17,979	12	6,902	7,519	54
Within 30-40 years	10,418	0	7,434	6,174	1
Within 40-50 years	3,347	-	4,917	3,210	-
Within 50-60 years	477	-	2,024	400	-
Within 60-70 years	23	-	407	2	-
Within 70-80 years	0	-	29	0	-

Sensitivity Analysis

0.5% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	0.5% Increase	0.5% Decrease	0.5% Increase	0.5% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded	(856)	933	212	(219)
Unfunded	(39)	41	34	(34)
Telkomsel	(120)	135	76	(71)
Post-employment health care	(1,407)	1,730	1,862	(1,530)
Other post-employment benefits	(10)	8	-	-

The sensitivity analyses have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and  the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

34.  LONG SERVICE AWARDS PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to their  employees based on the employees’ length of service requirements, including LSA and LSL. LSA are paid either at the time the employees reach certain yearsduring employment, or at the time of termination. LSL represents certain number of days leave benefit or its equivalent in cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounting  to Rp336 billion and Rp410 billion  as of December 31, 2013 and 2014, respectively.  The related benefit costs charged to expense amounted to Rp121 billion, Rp19 billion and Rp115 billionfor the years  ended December 31, 2012, 2013 and 2014, respectively (Note 28).

35.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Group entered  into transactions with its related parties. It is the Company’s policy that the pricings of these transactions be the same as those of arm’s length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationshipsand accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature ofaccounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data revenues, other telecommunication service revenues, finance costs and investment in financial instruments
Government agencies	Entity under common control	Network revenues and operating expenses
MoCI	Entity under common control	Concession fees, radio frequency usage charge, USO charges, telecommunication service revenue and operating expenses
State-owned enterprises	Entity under common control

Internet and data revenues, other telecommunication service revenues, operating expenses, purchase of property and equipment, construction and installation services, insurance expense, finance income, finance costs, investment in financial instruments, insurance for property and equipment, insurance for employees, electricity expenses and cost of SIM cards

Indosat	Entity under common control

Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost, leased lines revenue, satellite transponders usage revenues, usage of data communication network system expenses and lease revenues

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenues, network revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
INTI	Entity under common control	Purchase of property and equipment
LEN	Entity under common control	Purchase of property and equipment
State-owned banks	Entity under common control	Finance income and finance costs

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

a.                     Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships with related parties	Nature ofaccounts/transactions
BNI	Entity under common control	Internet and data revenue, other telecommunication service revenue,finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data revenue,other telecommunication service revenue,finance income and finance costs
BRI	Entity under common control	Internet and data revenue, other telecommunication service revenue,finance income and finance costs
BTN	Entity under common control	Internet and data revenue, other telecommunication service revenue,finance income and finance costs
PT Bank Syariah Mandiri(“BSM”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
PT Bank BRI Syariah(“BRI Syariah”)	Entity under common control	Internet and data revenue,other telecommunication service revenue,and finance costs
BJB	Entity under common control	Finance income
Bahana	Entity under common control	Available-for-sale financial assets, bondsand notes
Yakes	Entity under common control	Medical expenses
CSM	Associated company	Satellite transponders usage revenues, leased lines revenues and transmission lease expenses
Patrakom*)	Associated company	Satellite transponders usage revenues,leased lines revenues and transmission lease expenses
Indonusa**)	Associated company	Leased line revenues, telecommunication services revenue and data telecommunication expense
PSN***)	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant influence

Purchase of property and equipment,construction and installation services,leases of buildings, leases of vehicles,purchases of materials and construction services, utilities of maintenance andcleaning services and RSA revenues

PT Sandhy Putra Makmur(“SPM”)	Entity under significant influence	Leases of buildings, leases of vehicles, purchases of materials and construction services, utilities maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under significant influence	Leases of vehicles, printing and distributionof customer bills, collection fee and otherservices fee, distribution of SIM cards andpulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Leased lines revenues, purchase ofproperty and equipment, installation expenseand maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities

        *) Patrakom became a subsidiary on September 25, 2013 (Notes  1d and 3a).

        **) On October 8, 2013, the Company sold its 80% ownership in Indonusa (Notes 3b and 11).

        ***) On June 26, 2014, PSN is not longer as associated company due to the dilution in percentage of ownership.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.  Transactions with related parties

The following are significant transactions with related parties:

	2012		2013		2014
	Amount	% of total revenues	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder
The Government Ministry of Finance	166	0.22	178	0.21	168	0.19
Entities under common control
Government agencies	1,330	1.72	1,603	1.93	1,328	1.48
Indosat	1,090	1.41	1,116	1.35	1,015	1.13
State-owned enterprises	549	0.72	757	0.91	649	0.72
BRI	99	0.13	231	0.28	277	0.31
MoCI	255	0.33	641	0.77	253	0.28
BNI	123	0.16	123	0.15	137	0.15
Bank Mandiri	115	0.15	204	0.25	133	0.15
Lintasarta	106	0.14	87	0.10	81	0.09
BTN	47	0.06	86	0.10	30	0.03
BSM	29	0.04	41	0.05	17	0.02
BRI Syariah	11	0.01	28	0.03	14	0.02
Sub-total	3,754	4.87	4,917	5.92	3,934	4.38
Entities under significant influence
Kisel	2,375	3.08	2,756	3.32	3,076	3.43
Gratika	36	0.05	375	0.45	389	0.43
Sub-total	2,411	3.13	3,131	3.77	3,465	3.86
Associated companies
Indonusa**)	38	0.05	103	0.12	74	0.08
CSM	64	0.08	45	0.05	37	0.04
PSN***)	27	0.04	31	0.04	-	-
Patrakom*)	80	0.10	-	-	-	-
Sub-total	209	0.27	179	0.21	111	0.12
Others	81	0.11	71	0.09	218	0.24
Total	6,621	8.60	8,476	10.20	7,896	8.79

	2012		2013		2014
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
MoCI	6,539	12.57	4,606	8.07	5,031	8.22
State-owned enterprises	1,117	2.15	1,087	1.90	1,054	1.72
Indosat	1,004	1.93	1,008	1.77	937	1.53
Yakes	150	0.29	159	0.28	157	0.25
Government agencies	-	-	-	-	46	0.07
Sub-total	8,810	16.94	6,860	12.02	7,225	11.79

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2012		2013		2014
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
EXPENSES (continued)
Entities under significant influence
Kisel	825	1.59	743	1.30	922	1.50
Kopegtel	817	1.57	692	1.21	550	0.90
SPM	25	0.05	118	0.21	10	0.01
Sub-total	1,667	3.21	1,553	2.72	1,482	2.41
Associated companies
CSM	100	0.19	63	0.11	50	0.08
PSN***)	165	0.32	187	0.33	-	-
Indonusa**)	-	-	28	0.05	-	-
Patrakom*)	73	0.14	-	-	-	-
Sub-total	338	0.65	278	0.49	50	0.08
Others	36	0.07	52	0.09	38	0.07
Total	10,851	20.87	8,743	15.32	8,795	14.35

	2012		2013		2014
	Amount	% of total finance income	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
The Government Ministry of Finance	13	2.18	13	1.56	13	1.05
Entities under common control
State-owned banks	366	61.41	530	63.40	750	60.58
Others	-	-	7	0.84	3	0.24
Total	379	63.59	550	65.80	766	61.87

	2012		2013		2014
	Amount	% of total finance costs	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
The Government Ministry of Finance	82	3.99	84	5.59	85	4.69
Entities under common control
State-owned banks	424	20.63	518	34.44	830	45.80
Others	-	-	4	0.27	-	-
Total	506	24.62	606	40.30	915	50.49

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2013		2014
	Amount	% of total property and equipment purchased	Amount	% of total property and equipment purchased
PURCHASE OF PROPERTY AND EQUIPMENT (Note 12)
Entities under common control
INTI	-	-	429	1.74
LEN	-	-	40	0.16
State-owned enterprises	126	0.51	-	-
Entities under significant influence
Kopegtel	223	0.90	109	0.44
Gratika	-	-	33	0.13
Others	59	0.24	29	0.12
Total	408	1.65	640	2.59

Presented below are balances of accounts with related parties:

		2013 (Restated)		2014
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 5)	11,985	9.33	10,539	7.44
b.	Other current financial assets (Note 6)	1,543	1.20	2,713	1.92
c.	Trade receivables (Note 7)	1,881	1.46	1,731	1.22
d.	Advances and prepaid expenses (Note 9)
	Entity under common control - MoCI	2,349	1.83	2,699	1.90
	Others	82	0.06	24	0.02
	Total	2,431	1.89	2,723	1.92
e.	Advances and othernon-current assets (Note 13)
	Entities under common control
	MoCI	619	0.48	493	0.35
	BNI	52	0.04	12	0.01
	Others	11	0.01	5	0.00
	Total	682	0.53	510	0.36

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

		2013 (Restated)		2014
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 15)
	Entities under common control
	MoCI	960	1.86	1,160	2.08
	INTI	115	0.22	323	0.58
	Indosat	218	0.42	146	0.26
	Yakes	43	0.08	46	0.08
	State-owned enterprises	1	0.00	0	0.00
	Sub-total	1,337	2.58	1,675	3.00
	Entity under significant influence - Kopegtel	82	0.16	55	0.10
	Others	572	1.11	328	0.59
	Total	1,991	3.85	2,058	3.69
g.	Accrued expenses (Note 16)
	Entities under common control - state-owned banks	53	0.10	84	0.15
	Majority stockholder - The Government
	Ministry of Finance	17	0.03	16	0.03
	Total	70	0.13	100	0.18
h.	Advances from customers and suppliers
	Majority stockholder - The Government
	Ministry of Finance	19	0.04	19	0.03
i.	Short-term bank loans (Note 18)
	Entities under common control
	BRI	50	0.10	57	0.10
	BSM	14	0.03	15	0.03
	BRI Syariah	3	0.01	-	-
	Total	67	0.14	72	0.13
j.	Two-step loans (Note 19a)
	Majority stockholder - The Government
	Ministry of Finance	1,915	3.70	1,615	2.90
k.	Long-term bank loans (Note 19c)
	Entities under common control
	BRI	4,043	7.81	4,357	7.82
	BNI	2,351	4.54	2,975	5.34
	Bank Mandiri	1,069	2.07	2,181	3.92
	Total	7,463	14.42	9,513	17.08

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

c.   Significant agreements with related parties

i.   The Government

The Company obtained two-step loans from the Government (Note 19a).

ii.  Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation ofIndosat Multimedia Mobile services and the settlement ofrelated interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking overthe activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took  into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

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

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.  Others

The Company has entered into agreements with associated companies, namely CSM, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

On April 1, 2013, Telkomsel entered into an agreement with PSN for the lease of PSN’s transmission link, which will expire on March 31, 2016.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

35.  RELATED PARTY TRANSACTIONS (continued)

c.   Significant agreements with related parties (continued)

iii.   Others (continued)

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel for the transfer of its Flexi business to Telkomsel (Note 38c.ii).

d.   Key management personnel remuneration

Key management personnel consists of the Boards of Commissioners and Directors of the Company and its subsidiaries.

The Group provides remuneration in the form of honorarium and facilities to support the operational duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such remuneration is as follows:

	2012		2013		2014
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	252	0.49%	354	0.62%	563	0.92%
Board of Commissioners	61	0.12%	106	0.19%	155	0.25%

36.  SEGMENT INFORMATION

In 2012, management decided to change the way it manages the Group's business portfolios from a product-based approach to a customer-centric approach, as part of the Group’s strategy to provide a one-stop solution to its customers. This decision resulted in a change in the Group’s organizational structure to accommodate decision-making and performance assessment based on a customer-centric approach. Consequently, the segment financial information presented to the Group's Chief Operational Decision Maker was amended to facilitate decision making on the new segments.

The Group has four main operating segments, namely corporate, home, personal and others. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

No operating segments have been aggregated to form the operating segments of personal, home and others, while corporate operating segment is aggregated from business, enterprise, wholesale and international operating segments since they have the similar economic characteristics and similar in other qualitative criteria such as providing similar network services and serving corporate customers.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

36. SEGMENT INFORMATION (continued)

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

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

36. SEGMENT INFORMATION (continued)

	2014
	Corporate	Home	Personal	Others	Total before Elimination	Elimination	Total Consolidated	IFRS Reconciliation	IFRS Balance
Segment results
Revenues
External revenues	18,763	6,682	64,000	251	89,696	-	89,696	-	89,696
Inter-segment revenues	10,652	2,667	2,686	1,632	17,637	(17,637)	-	-	-
Total segment revenues	29,415	9,349	66,686	1,883	107,333	(17,637)	89,696	-	89,696
Expenses
External expenses	(16,014)	(5,407)	(37,243)	(1,655)	(60,319)	-	(60,319)	(205)	(60,524)
Inter-segment expenses	(6,561)	(3,487)	(7,526)	(63)	(17,637)	17,637	-	-	-
Total segment expenses	(22,575)	(8,894)	(44,769)	(1,718)	(77,956)	17,637	(60,319)	(205)	(60,524)
Segment results	6,840	455	21,917	165	29,377	-	29,377	(205)	29,172
Other information
Capital expenditures	(7,312)	(3,529)	(13,200)	(620)	(24,661)	-	(24,661)	-	(24,661)
Depreciation and amortization	(2,699)	(1,495)	(12,071)	(61)	(16,326)	-	(16,326)	(47)	(16,373)
Impairment of assets	-	-	(805)	-	(805)	-	(805)	-	(805)
Provision for impairment of receivables	(184)	(467)	(133)	-	(784)	-	(784)	-	(784)

Geographic information:

	2012	2013	2014
External revenues
Indonesia	75,488	81,095	87,896
Foreign countries	1,655	1,872	1,800
Sub-total	77,143	82,967	89,696
IFRS reconciliation	(16)	-	-
Total	77,127	82,967	89,696

The revenue information above is based on the location of the customers.

	2012	2013	2014
Non-current operating assets
Indonesia	78,046	87,193	95,920
Foreign countries	305	914	1,145
Total	78,351	88,107	97,065

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

37.  REVENUE SHARING ARRANGEMENT (“RSA”)

The Company has entered into separate agreements with several investors under RSA to develop fixed lines, public card-phone booths, data and internet network and related supporting telecommunications facilities.

As of December 31, 2014, the Company has only one remaining RSA with an investor. The RSA is  located in Denpasar, Mataram and Kupang, with concession period of 148 months. RSAs with other investors have expired.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities and the Company manages and operates the telecommunications facilities upon the completion of the construction. Repairs and maintenance costs during RSA period are borne jointly by the Company and investors. The investors legally retain the rights to the property and equipment constructed by them during the RSA period. At the end of the RSA period, the investors transfer the ownership of the telecommunications facilities to the Company at a nominal price.

Generally, the revenues earned in the form of line installation charges, outgoing telephone pulses and monthly subscription charges are shared between the Company and investors based on certain agreed amount and/or ratio.

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2014, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in rupiah
Rupiah	-	9,837
U.S. dollar	512	6,349
Euro	0.35	5
SGD	0.40	4
Total		16,195

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balances include the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for copper wire access modernization through Trade-In/Trade-Off method
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for copper wire access modernization through Trade-In/Trade-Off method
The Company and PT Ketrosden Triasmitra-PT Nautic Maritime Salvage Consortium	August 30, 2012	Procurement and installation agreement for “Sistem Komunikasi Kabel Laut” (“SKKL”) Luwuk-Tutuyan Cable System (LTCS)
The Company and Furukawa and Partners Consortium	November 14, 2012	Procurement and installation of Outside Plant Fiber To The Home (OSP FTTH) DIVA Regional V and VII
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement of OSP FTTH DIVA Regional II
The Company and ASN-PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and NEC Corp-PT NEC Indonesia Consortium	May 28, 2013	Procurement and installation of SMPCS package-2
The Company and PT Datacomm Diangraha	June 26, 2013	Procurement and installation agreement for expansion of Maintenance Support (MS) Service for Metro Ethernet Platform ALU
The Company and PT Lintas Teknologi Indonesia	July 22, 2013	Procurement and installation agreement for expansion of DWDN platform ALU
The Company and PT Cisco Technologies Indonesia	November 14, 2013	The partnership for procurement and installation agreement of WIFI CISCO
The Company and PT NEC Indonesia	November 29, 2013	Procurement and installation agreement for IP Radio Equipment for Backhaul Node-B Telkomsel Package-3 Platform NEC
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for IP Radio Equipment for Backhaul Node-B Telkomsel Package-2 Platform Huawei
The Company and Thales Alenia Space France	July 14, 2014	Telkom-3 Subtitution (T3S) Satellite System
The Company and QNet Indonesia	July 22, 2014	Procurement and installation of SKKL Broadband Network Division

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)    Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout Operating Support System (“OSS”) agreement
Telkomsel and Huawei International Pte. Ltd. and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support agreement
Telkomsel and PT Ericsson Indonesia	March 25, 2013	Technical Support Agreement (TSA) for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex agreement
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

(iii)   GSD

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TLT (subsidiary of GSD) and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Landmark Tower Building development project
TLT (subsidiary of GSD) and PT Indalex	February 11, 2013	Procurement agreement for the Façade construction phase I unitized system Tower I and Tower II of Telkom Landmark Tower Building
GSD and PT Waskita Karya	June 25, 2014	Development of Infomedia’s building agreement

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(iv)  TII

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TL (subsidiary of TII), Ericsson AB and PT Ericsson Indonesia	November 2, 2012	Operational Supporting System (OSS), Base Sub Station (BSS) and Value Added System (VAS) System Rollout and Radio Access Network (RAN) and Core System Rollout agreement
TL (subsidiary of TII) and PT Cascadiant Indonesia	December 31, 2012	Purchase of equipment phase I agreement
	November 20, 2013	Purchase of equipment phase II agreement

b.   Borrowings and other credit facilities

(i)     As of December 31, 2014, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2016	Rp	-	69
			US$	0	2
BNI	250	March 31, 2015	Rp	-	81
			US$	0	5
			EUR	0	0
Bank Mandiri	150	December 23, 2015	Rp	-	52
Total	750				209

(ii)     Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2015. Under these facilities, as of December 31, 2014, Telkomsel has issued a bank guarantee of Rp20  billion (equivalent to US$1.6  million) for a 3G performance bond (Note 38c.i) and valid until March 24, 2015. Subsequently, on March 2, 2015, Telkomsel had extended the valid period until March 24, 2016.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on March 25, 2016. Under the facility, as of December 31, 2014, Telkomsel has issued a bank guarantee of Rp177 billion (equivalent to US$14.2 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2015.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The bank guarantee is valid until April 15, 2015. Under this facility, as of December 31, 2014, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.6 million) for a 3G performance bond (Note 38c.i).

Telkomsel also has a Rp100 billion bank guarantee facility with BNI. The bank guarantee is valid until December 11, 2015. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp53 billion (Note 27).

(iii)    TII has a US$15 million bank guaranteefacility from Bank Mandiri. The facility expires on December 18, 2015. The bank guarantee facility balance as of December 31, 2014 amounted to US$10 million.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others

(i)     3G license

With reference to the Decision Letters  No.07/PER/M.KOMINFO/2/2006, No.268/KEP/M.KOMINFO/9/2009 and No. 191 Year 2013  of the MoCI, Telkomsel is required, among other things, to:

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

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is valid for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first,second and third year annual frequency usage fees in 2010, 2011 and 2012, respectively.

Based on Decision Letters No. 881 dated September 10, 2013 and No. 884 dated September 10, 2013, the MoCI determined that the fourth year (2013) annual frequency usage fees of the Company and Telkomsel were Rp213 billion and Rp1,649 billion, respectively. The fees were paid in December 2013.

In order to maximize its business opportunities from the group synergy, the Company restructured its fixed wireless business unit by terminating the respective fixed wireless telecommunication network services and transferring the fixed wireless business and subscribers to Telkomsel. On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 6 and 35c.iii).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum from the time the decision letter was issued.

During the transition  period, the Company is still able to use the radio frequency spectrum of 880-887.5  MHz paired  with 925-932.5 MHz until December 14, 2015.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

38.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(ii)   Radio Frequency Usage (continued)

Based on Decision Letter No. 940 dated September 26, 2014, MoCI determined that the fifth year (2014) annual frequency usage fee of Telkomsel was Rp2,198 billion. The fee includes frequency usage fee transferred from the Company to Telkomsel and was paid in December 2014.

In 2014, the Company recorded a restructuring provision of Rp208 billion. The provision relates to the benefits provided in “Upgrade Telkomflexi” program that was introduced to encourage Telkom Flexi subscribers to migrate to Telkomsel services. The program was publicly announced on October 3, 2014. The restructuring is expected to be completed not later than December 14, 2015.

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

Effective on August 17, 2012, Telkomsel appointed PT Mitra Telekomunikasi Selular (“MTS”), third party, as the AP. In accordance with the agreement with MTS, issuance of PO by MTS is subject to Telkomsel’s approval and required to be covered by a bank guarantee”.

(iv)    Future Minimum Lease Payments under Operating Lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2015 and 2024. The lease periods may be extended based on the agreement by both parties.

Future minimum lease payments under the operating lease agreements as of December 31, 2014 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	29,373	3,847	13,217	12,309
As lessor	4,134	970	2,238	926

The future minimum lease payments include payments for non-lease elements in the arrangement.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

39.  CONTINGENCIES

In the ordinary course of business, the Group has  been named as defendant in various legal actions in relation to land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has  recognized provision for losses amounting to Rp25 billion as of December 31, 2014.

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

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of the case by operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

As of the date of approval and authorization for the issuance of the consolidated financial statements, there has not been any notification on the case from the court.

b.  The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a landproperty at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs. In the event the Company loses the case, the Company will pay compensation to the plaintiffs amounting to Rp57.6 billion.

On May 20, 2013, the Company filed an appeal to the Makassar High Court, objecting to the District Court’s ruling. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the Supreme Court. On January 9, 2015, the Company received the SC Notice regarding the case in which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC (Note 43a).

As of the date of approval and authorization for the issuance of the consolidated financial statements, there has not been any notification on the case from the SC.

40.  FINANCIAL RISK MANAGEMENT

1.   Financial risk management

The Group’s  activities expose it  to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

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

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	2013		2014
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.48	0.00	0.47	0.01
Financial liabilities	(0.48)	(8.47)	(0.51)	(7.73)
Net exposure	0.00	(8.47)	(0.04)	(7.72)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2014 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2014
U.S. dollar (1% strengthening)	(5)
Japanese yen (5% strengthening)	(40)

A weakening of the U.S.dollar  and Japanese yen  against the rupiah at December 31, 2014 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gain and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

1.    Financial risk management (continued)

b.   Market price risk (continued)

The performance of the Group’s available-for-sale investments is  monitored periodically, together with a regular assessment of their relevance to the Group’s  long-term strategic plans.

As of December 31, 2014, management considered the price risk on the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.    Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18  and 19). To measure market risk pertaining to fluctuations in interest rates, the Groupprimarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s  interest-bearing borrowings was as follows:

	2013	2014
Fixed rate borrowings	(9,591)	(10,113)
Variable rate borrowings	(10,665)	(13,339)

Sensitivity analysis for variable rate borrowings

As ofDecember 31, 2014, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp33  billion each. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.   Credit risk

The followingtablepresents the maximum exposure to credit risk of the Group’s financial assets:

	2013 (Restated)	2014
Cash and cash equivalents	14,696	17,672
Other current financial assets	6,872	2,797
Trade and other receivables	7,018	7,380
Other non-current assets	685	546
Total	29,271	28,395

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

d.   Credit risk (continued)

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not have any major concentration of risk whereas no customer receivablebalances exceed 4% of trade receivables as of December 31, 2014.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Group hasrecognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meetthe Group’s  financial obligations. The Group continuously performs  an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios,  against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	2013 (Restated)
	Carrying amount	Contractual cash flows	2014	2015	2016	2017	2018 and thereafter
Trade and other payables	12,585	(12,585)	(12,585)	-	-	-	-
Accrued expenses	5,264	(5,264)	(5,264)	-	-	-	-
Loans and other borrowings
Two-step loans	1,915	(2,308)	(292)	(285)	(278)	(271)	(1,182)
Bonds and notes	3,349	(4,817)	(582)	(1,311)	(215)	(203)	(2,506)
Bank loans	10,023	(11,618)	(5,028)	(3,264)	(1,248)	(980)	(1,098)
Obligations under finance leases	4,969	(6,904)	(1,070)	(885)	(847)	(813)	(3,289)
Total	38,105	(43,496)	(24,821)	(5,745)	(2,588)	(2,267)	(8,075)

	2014
	Carrying amount	Contractual cash flows	2015	2016	2017	2018	2019 and thereafter
Trade and other payables	12,476	(12,476)	(12,476)	-	-	-	-
Accrued expenses	5,211	(5,211)	(5,211)	-	-	-	-
Loans and other borrowings
Two-step loans	1,615	(1,944)	(282)	(274)	(264)	(230)	(894)
Bonds and notes	3,308	(4,673)	(1,370)	(251)	(229)	(228)	(2,595)
Bank loans	13,740	(16,468)	(6,830)	(3,172)	(2,552)	(2,099)	(1,815)
Obligations under finance leases	4,789	(6,535)	(975)	(927)	(898)	(830)	(2,905)
Total	41,139	(47,307)	(27,144)	(4,624)	(3,943)	(3,387)	(8,209)

The difference between the carrying amount and the contractual cash flows is interest value.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

40.  FINANCIAL RISK MANAGEMENT (continued)

2.   Fair value of financial assets and financial liabilities

a.   Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, between parties in an arm’s length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)     The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, other current financial assets (time deposits and escrow account), trade and other receivables, trade and other payables, accrued expenses and short-term bank loans) are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)    The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows.

(iii)   Available-for-sale financial assets primarily consist of mutual funds,  and Corporate and Government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iv)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities  of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.     Fair values presented do not take into consideration the effect of future currency fluctuations.

b.     Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.   Classification and fair value

The following table  presents the carrying value and estimated fair value of the Group's financial assets and liabilities based on their classifications, other than those with carrying amounts that are reasonable approximations of fair values:

	2013		2014
	Carrying value	Fair value	Carrying value	Fair value
Current financial assets
Available-for-sale - other current financial assets	272	272	254	254
Fair value through profit or loss - other current financial assets	297	297	290	290
Total	569	569	544	544
Non-current financial liabilities
Financial liabilities measured at amortized cost
Loans and other borrowings
Two-step loans	1,915	1,921	1,615	1,650
Bonds and notes	3,349	3,490	3,308	3,355
Long-term bank loans	9,591	9,474	11,930	11,787
Obligations under finance leases	4,969	4,969	4,789	4,789
Total	19,824	19,854	21,642	21,581

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

40.  FINANCIAL RISK MANAGEMENT(continued)

2.   Fair value of financial assets and financial liabilities (continued)

c.   Fair value hierarchy

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities:

		Fair value measurement at reporting date using
	Fair value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
2013
Financial assets measured at fair value (Note 6)
Available-for-sale	272	48	224	-
Fair value through profit or loss	297	-	-	297
Total	569	48	224	297
Financial liabilities for which fair values are disclosed
Loans and other borrowings
Two-step loans	1,921	-	-	1,921
Bonds and notes	3,490	3,141	-	349
Long-term bank loans	9,474	-	-	9,474
Obligations under finance leases	4,969	-	-	4,969
Total	19,854	3,141	-	16,713
2014
Financial assets measured at fair value (Note 6)
Available-for-sale	254	52	202	-
Fair value through profit or loss	290	-	-	290
Total	544	52	202	290
Financial liabilities for which fair values are disclosed
Loans and other borrowings
Two-step loans	1,650	-	-	1,650
Bonds and notes	3,355	3,047	-	308
Long-term bank loans	11,787	-	-	11,787
Obligations under finance leases	4,789	-	-	4,789
Total	21,581	3,047	-	18,534

Available-for-sale financial assets primarily consist of mutual funds, and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations (Note 3b). Since the fair value is not observable and valuation technique is used to determine the fair value, this financial asset is classified as level 3.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

40.  FINANCIAL RISK MANAGEMENT(continued)

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

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2013 and 2014 are as follows:

	2013	2014
Beginning balance	48	297
Put Option	289	-
Unrealized gain (loss) recognized in the consolidated statements of comprehensive income	8	(7)
Redemption	(48)	-
Ending balance	297	290

41.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2013		2014
	Amount	Portion	Amount	Portion
Short-term debts	432	0.54%	1,810	1.99%
Long-term debts	19,824	24.78%	21,642	23.76%
Total debts	20,256	25.32%	23,452	25.75%
Equity attributable to owners of the parent company	59,753	74.68%	67,646	74.25%
Total	80,009	100.00%	91,098	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

41.  CAPITAL MANAGEMENT (continued)

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

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowing arrangements and that such ratio is  comparable or better than that  of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as ofDecember 31, 2013 and 2014 is as follows:

	2013	2014
Total interest bearing debts	20,256	23,452
Less cash and cash equivalents	(14,696)	(17,672)
Net debt	5,560	5,780
Total equity attributable to owners of the parent company	59,753	67,646
Net debt-to-equity ratio	9.30%	8.54%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years  ended December 31, 2013 and 2014, the Group has complied with the externally imposed capital requirements.

42.  SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing activities for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
Acquisitions of property and equipment credited to:
Trade payables	4,627	6,412	5,621
Obligations under finance leases	2,588	3,201	528
Acquisitions of property and equipment from non-monetary exchange	1,686	268	126
Acquisitions of intangible assets credited to trade payables	-	-	119
Reclassification of property and equipment
to asset held for sale	-	105	41

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

43.  SUBSEQUENT EVENTS

a.     On January 9, 2015, the Company received a Notice from theSC of the Republic of Indonesia, on itsDecision Letter No. 226/Pdt.G/2012/PN.Mks on the appeal regarding the case involving a land property at Jl. A.P. Pettarani Makassar (Note 39b). The SC  has rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

b.    On February 3, 2015, based on its Decision Letter No. 65 Year 2015, which replaced DecisionLetter No. 226/DIRJEN/2009 dated September 24, 2009, the MoCi  through the DGPI grantedTelkomsel the operating license to provide VoIP services with national coverage. The license hasa perpetual term, which is subject to evaluation on an annual basis or every five years.

c.     On March 13, 2015 the Company, GSD, Metra and Infomedia signed several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo-Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and a syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively.

44.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The accounting standards and interpretations that are issued, but not yet effective for the year ended December 31, 2014 and which have not been applied in preparing these consolidated financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Effective for annual periods beginning on or after January 1, 2016

•         Amendments  to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

These amendments provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The Group does not expect that these amendments will have material financial impact in future financial statements.

•         Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 38, Intangible Assets, introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be overcome only when revenue and the consumption of the economic benefits of the intangible asset are “highly correlated”, or when the intangible asset is expressed as a measure of revenue.

The amendments to IAS 16, Property, Plant and Equipment, explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset.

These amendments are not expected to impact the Group’s consolidated financial position or performance.

•         Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments provide guidance for accounting treatment when a parent loses control of a subsidiary in a transaction with an associate or joint venture. The amendments require full gain to be recognized when the assets transferred meet the definition of a “business” under IFRS 3,Business Combinations. These amendments are not expected to impact the Group’s consolidated financial position or performance.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

44.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2016 (continued)

•         Amendments to IFRS 5, Changes in Methods of Disposal

IFRS 5 is amended to clarify that changes in the method of disposal of an asset or disposal group are considered a continuation of the original plan of disposal and the accounting treatment for held-for-distribution or held-for-sale continues to apply. At the time of the change in method, the carrying amount is re-measured to recognize any write-down or subsequent increase in the fair value less costs to sell. If an asset or disposal group no longer meets the criteria to be classified as held-for-distribution, then it ceases held-for-distribution accounting in the same way as it would cease held-for-sale accounting. The Group does not expect that these amendments will have material financial impact in future financial statements.

•         Amendments to IFRS 7, Financial Instruments: Disclosures

IFRS 7 is amended to clarify when servicing arrangements are in the scope of its disclosure requirements on continuing involvement in transferred financial assets in cases when they are de-recognized in their entirety. IFRS 7 is also amended to clarify that the additional disclosures required by Amendments to IFRS 7, Disclosures: Offsetting Financial Assets and Financial Liabilities are not specifically required for inclusion in condensed interim financial statements for all interim periods. However, they are required if the general requirements of IAS 34, Interim Financial Reporting, require their inclusion. These amendments are not expected to impact the Group’s consolidated financial position or performance.

  Amendments to IAS 1, Disclosure Initiative

These amendments provide additional guidance in conforming with the presentation and disclosure requirements in IFRS, including clarification of aggregation, additional requirements for presenting sub-totals, and presentation of other comprehensive income arising from equity-accounted investments. These amendments do not affect recognition and measurement and should not result in the reassessment of the judgments about presentation and disclosure made in periods prior to the application of these amendments. These amendments are not expected to have a significant impact to the Group’s consolidated financial position or performance.

•         Amendments to IAS 19, Discount Rate: Regional Market Issue

IAS 19 is amended to clarify that high-quality corporate bonds or government bonds used in determining the discount rate should be issued in the same currency in which the benefits are to be paid. Consequently, the depth of the market for high-quality corporate bonds should be assessed at the currency level and not at the country level. These amendments are not expected to impact the Group’s consolidated financial position or performance.

•         Amendments to IAS 34, Disclosure of Information “Elsewhere in the Interim Financial Report”

IAS 34 is amended to clarify that the interim financial report is incomplete if the interim financial statements and any disclosure incorporated by cross‑reference are not made available to users of the interim financial statements on the same terms and at the same time. These amendments are not expected to impact the Group’s consolidated financial position or performance.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2013 (Restated) and 2014 and for the
years ended December 31, 2012, 2013 and 2014
(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

Table of Content

44.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2016 (continued)

  Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

The amendments of IFRS 10 provide clarifications on the application of consolidation exception for investment entities. An investment entity parent is required to fair value a subsidiary providing investment-related services that is itself an investment entity rather than consolidating it. An intermediate parent owned by an investment entity group can be exempt from preparing consolidated financial statements. A non-investment entity investor can retain the fair value accounting applied by its investment entity associate or joint venture. These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

The following new or amended standards, that will be effective for annual periods beginning on or after January 1, 2016, are considered to be not applicable to the Group’s consolidated financial statements:

•         IFRS 14, Regulatory Deferral Accounts

•         Amendments to IAS 16 and IAS 41, Agriculture: Bearer Plants

•         Amendments to IAS 27, Equity Method in Separate Financial Statements

Effective for annual periods beginning on or after January 1, 2017

•         IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts and IFRIC 13, Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted. The Group is currently assessing the potential impact of IFRS 15 on its consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2018

•         IFRS 9, Financial Instruments

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the potential impact of IFRS 9 on its consolidated financial statements.