Form 20-F
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2016-04-01
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-14406

________________

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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

PART II

PART III

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

Adjusted EBITDA

We calculate Adjusted EBITDA by calculating operating profit before interest, tax, depreciation and amortization, loss on foreign exchange, other income and other expenses. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares having a par value of Rp50 per share ("common stock").

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

FTTH
Fiber To The Home  are the implementation of fiber optic network that reaches up to customer point or known as customer premise.

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

KSO

Kerjasama Operasi, a form of joint operation agreement that includes build, operate and transfer which arrangement was previously used by Telkom, in which the consortium partners invest and operate facilities owned by Telkom in regional divisions. The consortium partners are owned by international operators and national private companies or Telkom.

KPPU

Komisi Pengawasan Persaingan Usaha, or Commission for the Supervision of Business Competition

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

MSOE

Kementerian Badan Usaha Milik Negara, or the Ministry of State-Owned Enterprises.

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

Over The Top

A generic term commonly used to refer to the delivery of audio, video and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

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

TIMES

Telecommunication, Information, Media,  Edutainment and Service.

TPE

a normalized way to refer to transponder bandwidth it simple means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

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

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “Telkom”, “we”, “us”, and “our” are to Perusahaan Perseroan (Persero) PT Telkom  Indonesia Tbk and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of the Republic of Indonesia. References to “United States” or “US” are to the United States of America. References to “United Kingdom” or “UK” are to the United Kingdom of Great Britain and Northern Ireland. References to "Rupiah", “Indonesian Rupiah” or “Rp” are to the lawful currency of Indonesia. References to “US Dollar” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ.

Our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements of 10 of our subsidiaries have been consolidated into the Consolidated Financial Statements. The 10 companies are PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65.0% stake), PT Dayamitra Telekomunikasi (“Mitratel”, a wholly-owned subsidiary), PT Multimedia Nusantara (“Metra”, a wholly-owned subsidiary), PT Telekomunikasi Indonesia International (“Telin”, a wholly-owned subsidiary), PT PINS  Indonesia  (“PINS”, previously PT Pramindo Ikat Nusantara, a wholly-owned subsidiary), PT Graha Sarana Duta (“Telkom Property”, in which we own a 99.99% stake), PT Telkom Akses (“Telkom Akses”, a wholly-owned subsidiary), PT Patra Telekomunikasi Indonesia (“Patrakom”, a wholly-owned subsidiary), PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”, a wholly-owned subsidiary) and PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60% stake). See Note 1d to our Consolidated Financial Statements.

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into US Dollars at specified rates. Unless otherwise indicated, US Dollars equivalent information for amounts in Indonesian Rupiah are converted at the Reuters Rate for December 31, 2015 at 04.00PM Jakarta time, which was Rp13,785 to US$1.00. The exchange rate of Indonesian Rupiah for US Dollars on March 28, 2016 was Rp13,323 to US$1.00 based on the middle exchange which is calculated based on the Bank Indonesia buying and selling rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or US Dollar amounts shown herein could have been or could be converted into US Dollar or Indonesian Rupiah, as the case may be, at any particular rate or at all. See Item 3 “Key Information – Selected Financial Data – Exchange Controls” for further information regarding rates of exchange between the Indonesian Rupiah and the US Dollar.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 presented below is based upon our audited Consolidated Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Consolidated Financial Statements, including the notes thereto, and the other information include elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on April 2, 2015.

The Public Accountant Firm (“KAP”) Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited) ("Purwantono, Sungkoro & Surja") audited our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014 and 2015. Our consolidated financial statements as of and for the year ended December 31, 2011 were audited by KAP Tanudiredja, Wibisana & Rekan (a member firm of the PwC global network).

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Key Consolidated Statements of
Profit or Loss and Other
Comprehensive Income Data
IFRS
Revenues	71,238	77,127	82,967	89,696	102,470	7,433
Expenses(1)	49,880	54,200	57,850	61,617	71,603	5,194
Adjusted EBITDA	36,593	39,574	41,680	45,684	51,404	3,728
Operating Profit	22,034	25,497	27,727	29,172	32,369	2,348
Profit before Income Tax	20,982	24,027	27,030	28,579	31,293	2,270
Net Income Tax Expense	(5,437)	(5,886)	(6,900)	(7,341)	(8,023)	(582)
Profit for the Year	15,545	18,141	20,130	21,238	23,270	1,688
Attributable to owners of the parent company	11,043	12,621	14,046	14,437	15,451	1,121
Attributable to non-controlling interests	4,502	5,520	6,084	6,801	7,819	567
Other Comprehensive Income (Expenses) - Net	(1,928)	(2,540)	5,115	810	493	36
Net Comprehensive Income for the Year	13,617	15,601	25,245	22,048	23,763	1,724
Attributable to owners of the parent company	9,183	10,056	19,018	15,291	16,003	1,161
Attributable to non-controlling interests	4,434	5,545	6,227	6,757	7,760	563
Weighted average number of shares outstanding (in millions)	97,959	96,011	96,359	97,696	98,177	-

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Basic and Diluted Earnings per Share (in full amount)
Profit per share(2)	112.73	131.45	145.77	147.78	157.38	0.01
Profit per ADS (200 Series B shares per ADS)	22,546.00	26,290.80	29,153.58	29,556.53	31,475.66	2.28
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	74.21	87.24	102.40	89.46	-	-
Dividends declared per ADS	14,842	17,448	20,480	17,892	-	-
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	61.71	74.29	87.24	102.40	89.46	0.01
Dividends declared per ADS	12,343	14,859	17,448	20,480	17,892	1.30

(1)     Expenses are calculated as the sum of the following expenses: operations, maintenance and telecommunication service, depreciation and amortization, personnel, interconnection, general and administrative, marketing, loss on foreign exchange - net, share of loss of associated companies and other expenses.

(2)     Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp10,965 billion, Rp12,850 billion, Rp14,205 billion, Rp14,471 billion and Rp15,489  billion for 2011,  2012, 2013, 2014  (As restated) and 2015, and our net income per share would be Rp111.93, Rp133.84, Rp147.42, Rp148.13 and Rp157.77  for 2011,  2012, 2013, 2014 (As restated) and 2015. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3)     In 2011, we paid a cash dividend for 2010 of Rp61.71  per share. In 2012, we paid a cash dividend for 2011 of Rp74.29  per share. In 2013, we paid a cash dividend for 2012 of Rp87.24 per share. In 2014, we paid a cash dividend for 2013 of Rp102.40 per share and in 2015, we paid a cash dividend for 2014 of Rp89.46 per share.

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Reconciliation of Operating Profit to Adjusted EBITDA
Operating Profit	22,034	25,497	27,727	29,172	32,369	2,348
Add:
Depreciation and Amortization Expenses	14,823	14,474	15,805	17,178	18,572	1,347
Loss on foreign exchange - net	210	189	249	14	46	3
Other income	(666)	(2,559)	(2,581)	(1,076)	(1,500)	(109)
Other expenses	192	1,973	480	396	1,917	139
Adjusted EBITDA (1)	36,593	39,574	41,680	45,684	51,404	3,728

(1)     We calculate adjusted EBITDA by calculating operating profit before interest, tax, depreciation and amortization, loss on foreign exchange, other income and other expenses. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the telecommunications, information and media sector. We also present adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the telecommunications, information and media sector have historically reported adjusted EBITDA as a supplement to financial measures in accordance with IFRS or US GAAP. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should adjusted EBITDA be considered an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include profit before income tax, profit for the year, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Our calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

	As of December 31,
	2011	2012	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share
Key Consolidated Statements of Financial Position Data
IFRS
Cash and cash equivalents	9,634	13,118	14,696	17,672	28,117	2,040
Trade and other receivables	5,393	5,409	7,018	7,380	7,872	571
Advances and prepaid expenses	3,294	3,721	3,937	4,733	5,839	424
Total Current Assets	21,401	27,973	33,672	34,294	47,912	3,476
Property and equipment	74,638	76,908	86,599	94,602	103,455	7,505
Intangible assets	1,791	1,443	1,508	2,463	3,056	222
Total Non-current Assets	80,965	82,238	94,721	107,321	118,016	8,561
Total Assets	102,366	110,211	128,393	141,615	165,928	12,037
Trade and other payables	8,355	7,457	12,585	12,476	14,284	1,037
Current income tax liabilities	729	1,280	942	1,501	1,802	131
Accrued expenses	4,790	6,163	5,264	5,211	8,247	598
Unearned income	2,821	2,729	3,490	3,963	4,360	316
Short-term loans and current maturities of long-term borrowings	4,913	5,658	5,525	7,709	4,444	322
Total Current Liabilities	22,189	24,108	29,034	32,318	35,413	2,569
Deferred tax liabilities	3,159	2,252	2,908	2,703	2,110	153
Pension benefit and other post-employment benefit obligations	5,372	8,184	4,258	4,115	4,171	303
Long-term loans and other borrowings	12,958	13,617	14,731	15,743	30,168	2,188
Total Non-current Liabilities	22,018	24,734	22,705	23,365	37,332	2,708
Total Liabilities	44,207	48,842	51,739	55,683	72,745	5,277
Capital stock(1)	5,040	5,040	5,040	5,040	5,040	366
Net Equity Attributable to Owners of the Parent Company	44,844	46,055	59,753	67,646	74,934	5,436
Non-controlling interests	13,315	15,314	16,901	18,286	18,249	1,324
Total Equity (Net Assets)	58,159	61,369	76,654	85,932	93,183	6,760
Net Debt	8,237	6,157	5,560	5,780	6,495	470
Net Working Capital	(788)	3,865	4,638	1,976	12,499	907
Issued and fully paid shares (in shares)	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	-

(1)     As of December 31, 2015, our issued and paid-up capital consists of one Series A Dwiwarna Share having a par value of Rp50 (the “Dwiwarna Share”) and 100,799,996,399 Series B shares having a par value of Rp50 per share ("common stock")  each from an authorized capital stock comprising one Series A Dwiwarna Share and 399,999,999,999 Series B Shares.

Exchange Controls

Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to US Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

Calendar Year	at Period End(1)	Average(2)	Low(2)	High(2)
	(Rp Per US$1)
2011	9,068	8,779	9,185	8,460
2012	9,670	9,380	9,707	8,892
2013	12,189	10,451	12,270	9,634
2014	12,440	11,878	12,900	11,271
2015	13,795	13,392	14,728	12,444
September	14,657	14,396	14,728	14,081
October	13,639	13,796	14,709	13,288
November	13,840	13,673	13,840	13,461
December	13,795	13,855	14,076	13,615
2016 (through March 28)	13,323	13,537	13,946	13,020
January	13,846	13,889	13,946	13,835
February	13,395	13,516	13,757	13,333
March (through March 28)	13,323	13,170	13,367	13,020

Source : Bank Indonesia
(1) Determined based upon the middle exchange rate announced by Bank Indonesia applicable on the last day for the period.
(2) Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For the year 2015, the average rate of Rupiah to the US Dollar was Rp13,392, with the lowest and highest rates being Rp14,728 and Rp12,444, respectively.

The exchange rates used for conversion of monetary assets and liabilities denominated in foreign currencies are the bid and offer rates published by Reuters in 2013, 2014  and 2015. The Reuters bid and offer rates, applied respectively to monetary assets and liabilities, were Rp12,160 and Rp12,180 to US$1.00 as of December 31, 2013, Rp12,380 and Rp12,390 to US$1.00 as of December 31, 2014 and Rp13,780 and Rp13,790 to US$1.00 as of December 31, 2015.

The Consolidated Financial Statements are stated in Rupiah. The conversion of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market bid and offer rates of Rp13,785 to US$1.00 published by Reuters on December 31, 2015.

On March 28, 2016, the Reuters bid and offer rates were Rp13,365  and Rp13,370  to US$1.00.

Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As an SOE, and based on the decree of the Head of PKLN, we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

B.      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.      REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.      RISK FACTORS

A.      Risks Related to Indonesia

1.       Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009 and 2014, elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Abdurahman Wahid, former President Megawati, and former President Susilo Bambang Yudhoyono as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

President Joko Widodo won the Indonesian presidential elections which took place in July 2014, and was sworn in as President of the Republic of Indonesia on October 20, 2014. Although the April 2009, July 2009, April 2014 and July 2014 elections were conducted in a peaceful manner, President Joko Widodo's governing coalition currently holds a minority of seats in parliament. In addition, the relatively closely fought 2014 presidential election, the challenge from the losing candidate in the 2014 election and the delay of the conclusion of the election result, as well as political campaigns in Indonesia, may be indicative of the degree of political and social division in Indonesia.

Indonesia announced in November 2014, and implemented with effect from January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter and scrapped the gasoline subsidy. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly from  2014. Currently, the Government reviews and adjusts the price for fuel on monthly basis and implements the adjusted fuel price in the following month. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

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

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, Jakarta, resulting in a number of deaths and injuries.

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

2.       Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the US did not affect Indonesia's economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, and concerns over China's economic health. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

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

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. The Rupiah continues to experience significant volatility. From 2011  to 2015, the Indonesian Rupiah per US Dollar exchange rate ranged from a high  of Rp8,460  per US Dollar to a low  of Rp14,728  per US Dollar. As a result, we recorded foreign exchange losses of Rp249 billion in 2013, Rp14 billion in 2014 and Rp46 billion in 2015. As of December 31, 2015, the Indonesian Rupiah per US Dollar exchange rate stood at Rp13,795 per US Dollar compared to Rp12,440 per US Dollar as of December 31, 2014.

To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2015, our US Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly US Dollars and Euros, while a substantial majority  of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s and “BBB-” by Fitch Ratings. Indonesia's short-term foreign currency debt is rated “B” by Standard & Poor’s and “F3” by Fitch Ratings.

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

Although we have implemented a Business Continuity Plan (“BCP”) and a Disaster Recovery Plan (“DRP”), and test these regularly and we have insured certain of our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance coverage will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations.

We cannot assure you that future natural disaster will not have a significant impact on us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

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

4.       Other Risks

Indonesian corporate disclosure standards differ in significant respects from those applicable in other countries, including the United States

As a company whose shares are listed on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported to the OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of OJK and the IDX, we are required to report our financial results to the OJK in conformity with IFAS. We have provided to the OJK our financial result for the financial year ended December 31, 2015, on March 3, 2016, which we furnished to the SEC on a Form 6-K dated March 7, 2016, which contains our audited consolidated financial statements as of December 31, 2015 and for the year then ended and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp14,471  billion and Rp15,489 billion for 2014 (As restated) and 2015, respectively and our net income per share would be Rp148.13 and Rp157.77 for 2014 (As restated) and 2015, respectively. Dividends declared per share were Rp89.46 for fiscal year 2014. The dividends declare per share for the year 2015  will be decided at the 2016 AGMS, scheduled for April 22, 2016.

We were established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us within the United States or to enforce judgments of a foreign court against us in Indonesia

We are state owned a limited liability company established  in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

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

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 52.55% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Series A Dwiwarna Share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna Share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2015, the Government had a 14.3% equity stake in PT Indosat Tbk ("Indosat"), which competes with us in fixed IDD telecommunications services and cellular services. The Government's stake in Indosat includes a  Series A Dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's articles of association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. There may thus be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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

For example, due to competition and the increasing popularity of mobile cellular platforms, our fixed wireless revenues and ARPU had been declining in recent years. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of our Flexi business, with effect from October 3, 2014, and migrated  Flexi subscribers to Telkomsel. We terminated our Flexi service on May 31, 2015.

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

Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Telkom-1 and Telkom-2 satellites have limited operational lives, with their estimated operational life ending approximately in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

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

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIMES services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a third party provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. We have entered into a contract for the construction of a replacement satellite, the Telkom-3S, which is currently planned for launch in late 2016, and another contract for the procurement of a Telkom-4 satellite, which is currently planned for launch around the end of 2017, as a replacement for Telkom-1. Although the Telkom-1 satellite may still be operational for several years after the end of its estimated operational lifespan in 2015, if there is any delay in the development and launch of the Telkom-3S and/or Telkom-4 satellites, or if the operational life of the Telkom-1 satellite ends before the Telkom-3S and/or Telkom-4 satellites are successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services and could adversely affect our business, financial condition and results of operations.

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

Changes in the economic situation in the United States, including improvement or expectations of improvement in the U.S. economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies including the Rupiah since May 2013. In part, in an effort to support the Rupiah, in June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate rose six  times between June 2013 and November 2014  to 7.75%  before decreasing to 7.50% in February 2015, 7.25% in January 2016, 7.00% in February 2016 and 2.75% in March 2016 The increases  of Bank Indonesia reference rate in 2013 and 2014 were  followed by increases in the JIBOR and Bank Indonesia Certificate (“SBI”) interest rates. There can be no assurance that the Bank Indonesia reference rate, JIBOR or SBI rate will not rise again in the future.

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

The exchange rate of Indonesian Rupiah to the US Dollar  has been highly volatile from time to time in the past. Although we have a financial risk management program and a written policy for foreign currency risk management which mainly uses time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three to twelve months, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2013, 2014 and 2015, our consolidated capital expenditures totaled  Rp24,898 billion,  Rp24,661 billion, and Rp26,401 billion (US$1,915 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies  to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

3.       Legal and Compliance Risks

If we are found liable for price fixing by the KPPU and for class action allegations, we may be subjected to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

The Company, Telkomsel and seven other local operators have been investigated by the KPPU for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain operators had violated Article 5 of Law No.5 year 1999 and charged the Company and Telkomsel in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of the case by operators in various courts, the KPPU subsequently requested the Supreme Court to consolidate the cases into the Central Jakarta District Court. Based on the Supreme Court's decision letter dated April 12, 2011, the Supreme Court appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015, the Central Jakarta District Court decided on the case in favor of the Company, Telkomsel and seven other local operators upon the case. On July 23, 2015, KPPU filed an appeal to the Supreme Court regarding the case of SMS cartel practices. On February 29, 2016, the SC decided on the case in favor of KPPU. As of the date of approval and authorization for the issuance of the consolidated financial statements, the Company is considering to request for a judicial review of the case by the SC.

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

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, although SMS interconnection rates as a result of ITRB No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 increased from Rp23 to Rp24, effective April 2014, through December 31, 2015, SMS interconnection rates have been decreasing prior to that in recent years and may decrease again in the future.

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

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004 and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators as well as smartphone-based VoIP applications, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

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

5.       Risks Related to Our Fixed and Cellular Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 3.7% in  2014 and 6.0% in 2015, revenues from our wireline voice services decreased by 5.1% in 2014 and by 3.2% in 2015. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease from 8.9% in 2014 to 7.5% in 2015.

Since the beginning of 2015, we have taken various steps to stabilize our revenues from wireline voice services by seeking to migrate subscribers to IndiHome, where bundling consists  of primarily broadband Internet, fixed wireline  residential phone (Home Phone), and interactive TV (Cable UseeTV) services.

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

Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators including as mobile operators. The number of mobile broadband subscribers have increased with the increasing  popularity of smart phones in Indonesia, which adversely affects our market share and revenues from our fixed line data and internet services.

In addition, with the increasing  popularity of smart phones in Indonesia, we expect that 4G/ long term evolution (“LTE”) services will increasingly become an intense area of competition for data and internet services, as well as cellular services. In 2014, the Government issued licenses for LTE / 4G 900 MHz frequency band for cellular operators and in 2015 issued a policy to refarm the1800 MHz frequency for LTE use. Since our launch of 4G LTE services in December 2014, as of December 31, 2015, our LTE services covered 14 cities. However, as of such date, a couple of our cellular competitors have 4G LTE coverage in more cities than us.  Further, in 2013, the regulator permitted the Wi-Max operators to deploy the LTE technology which will further intensify competition in the broadband internet space. Currently, PT First Media Tbk (“First Media”), which is part of the Lippo Group, is operating LTE/Wi-Max services in the Greater Jakarta area.

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

Competition from existing cellular service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. With the increasing  popularity of smart phones in Indonesia, we believe that data network quality and coverage, including 4G/LTE coverage, will increasingly become an intense area of competition. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily against Indosat and XL Axiata. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison (3 Indonesia) (“Hutchison”) which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand, and PT Smartfren Telecom Tbk ("Smartfren Telecom") which is part of the Sinar Mas Group. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

A number of consolidations among operators in Indonesia have occurred in recent years. In March 2010, PT Smart Telecom and Mobile-8 announced that they signed an agreement to use the same logo and brand under the name "smartfren". On January 18, 2011, Mobile-8 acquired PT Smart Telecom, and on 12 April 2011, PT Mobile-8 Telecom Tbk changed its name to Smartfren Telecom.

XL Axiata completed the acquisition of a majority interest in PT Axis Telekom and merged in 2014, which resulted in XL Axiata becoming one of the three largest operators and also acquiring additional frequency allocations to implement 4G/LTE technology. Further consolidation among operators may occur for them to remain competitive, reduce operating costs and "rebalance" the broadband mobile frequency that require wider frequency bandwidth. The MoCI also supports operator consolidation, through not issuing additional or new licenses for cellular players. While operator consolidation may lead to improved conditions in the cellular telecommunication industry, it also present challenges for Telkomsel in maintaining its market position.

6.       Risks Related to Development of New Businesses

We believe that efforts to develop new businesses other than the telecommunication business such as digital consumer and enterprise businesses, as well as international expansion are necessary to ensure continuing business growth. Risks related to new business development include competition from established players, suitability of business model, competition from disruptive new technologies or business models, the need to acquire new expertise in the new areas of operation, and  risks related to online media which include intellectual property, consumer protection and confidentiality of customer data.

Focusing on international expansion is  one of our strategic business intiatives. In particular, we have started expansion into a number of jurisdictions in telecommunications or data related areas, namely Singapore, Hong Kong, Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, United States of America, Saudi Arabia. In May 2015, we have also entered into an agreement and plan of merger with AP Teleguam Holdings, Inc, the parent company of GTA Teleguam, which has voice, mobile, fixed broadband and IPTV operations. The acquisition is subject to regulatory approvals. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions for  example, our international operations could be adversely affected by political or social instability and unrest, by regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preferences and a lack of expertise in the local markets in which we will be in operation. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

TELKOM INDONESIA PROFILE

We continue to seek to innovate and develop synergies among all products, services and solutions. Our long-term vision, which was revised in August 2015 as part of our corporate strategic planning process to reflect our aspirations to be a more significant player in the digital space, is to “Be the King of Digital in the Region”. Our mission is to “Lead Indonesian Digital Innovation and Globalization”. In order to achieve such vision and mission, we are undergoing a comprehensive transformation in five aspects: human resources transformation, business transformation, structural transformation, cultural transformation, and infrastructure and system transformation.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and network services
Tax Identification Number	:	01.000.013.1-093.000
Certificate of Company Registration	:	101116407740
Business License	:	510/3-0689/2013/7985-BPPT
Domicile	:	Bandung, West Java

Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	147
Website	:	www.telkom.co.id. The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein.
E-mail	:	corporate_comm@telkom.co.id, investor@telkom.co.id
Rating	:	idAAA (Pefindo) for 2012, 2013, 2014 and 2015
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

Based on Government Regulation No.25 of 1991, the status of our Company was converted into a state-owned limited liability corporation ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No. 128 dated September 24, 1991, as approved by the Ministry  of Justice of the Republic of Indonesia by virtue of Decision Letter No.C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and as announced in the State Gazette of the Republic of Indonesia No.5 dated January 17, 1992, Supplement to the State Gazette No.210.

Ownership	:	- The Government of the Republic of Indonesia 52.55% - Public 47.45%
Listing on the Stock Exchange	:

Our shares of common stock were listed on the IDX and NYSE on November 14, 1995. Since June 5, 2014, our shares of common stock ceased to be traded on the London Stock Exchange (“LSE”), and since May 16, 2014, our shares of common stock have been deregistered from the Tokyo Stock Exchange.

Stock Code	:	- “TLKM” on the “IDX” - “TLK” on the “NYSE”
Authorized Capital	:	1 Series A Dwiwarna Share and 399,999,999,999 shares Series B
Issued and Fully Paid Capital	:	1 Series A Dwiwarna Share and 100,799,996,399 shares Series B
Offices	:	- 1 Head Office - 7 Telkom Regional Offices and 58 Telecommunication Areas
Service Centers	:	- 572 Plasa Telkom outlets - 2 International GraPARI centers in Hong Kong and Singapore - 414 GraPARI centers (including those managed by third parties) - 392 GraPARI Mobile Units
Other Information	:

-    Public Accountant

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited)

-    Securities Administration Bureau

PT Datindo Entrycom

-    Trustee

PT Bank CIMB Niaga Tbk

-    Custodian

PT Kustodian Sentral Efek Indonesia

-    Rating Agency

PT Pemeringkat Efek Indonesia

-    ADR  Depositary

The Bank of New York Mellon Corporation

-    Authorized Agent for Services in the United States of America

Puglisi and Associates

Employee Union	:	The Telkom Employees Union (Serikat Karyawan Telkom or "SEKAR")

CAPITAL MARKET SUPPORTING PROFESSIONAL

	Capital Market Supporting Professional	Address	Service	Assignment Period
Public Accountant	KAP Purwantono, Sungkoro & Surja (Member firm of Ernst & Young Global Limited)	Indonesia Stock Exchange Building Tower 2, 7th Floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190	Conducted Integrated Audit of PT Telkom Indonesia (Persero) Tbk (“Telkom”) and subsidiaries.	2015,2014,2013,2012
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta - 10220	Acts as Custodian of Telkom common stocks which being traded in Indonesia Stock Exchange.	Since IPO Telkom 1995
Trustee	PT Bank CIMB Niaga Tbk.	Graha Niaga, 20th Floor Jl. Jend. Sudirman Kav. 58 Jakarta - 12190	Represents the interest of Bondholders with the Company for bonds II Telkom.	2010
Custodian	PT Kustodian Sentral Efek Indonesia	Indonesia Stock Exchange Building Tower 1, 5th Floor Jl. Jend Sudirman Kav. 52-53 Jakarta - 12190	- Provide central custodian service and stock transaction settlement at IDX. - Storage service and settlement for securities transaction, distribution of corporate action result.	Since 1995
RATING AGENCY	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th Floor Jl. Asia Afrika Lot. 19 Jakarta - 10270	Provide rating over credit risk for Telkom bond issuance.	2012, 2013, 2014
ADS Depositary	The Bank of New York Mellon Corporation	101 Barclay Street, New York, United State of America - 10286	Acts as ADS stock Custodian which being traded at NYSE.	Since 1995
AUTHORIZED AGENT FOR SERVICES IN THE UNITED STATES OF AMERICA	Puglisi and Associates	850 Library Ave # 204, Newark, DE 19711, United States	Authorized representative in the United States in connection with the Securities pursuant to the requirements of the Act.	Since 2012

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

Telkom Indonesia Milestones

1856-1884

On October 23, 1856, the Dutch Colonial Government deployed the first electromagnetic telegraph service operation in Indonesia, which connected Jakarta (Batavia) and Bogor (Buitenzorg). We consider this event to be part of the beginning of Telkom’s history and have thus adopted October 23 as the anniversary of our  “founding”.

In 1884, the Dutch Colonial Government established a private entity, "Post en Telegraafdienst" to provide postal and telegraph services.

1906-1965

In 1906, the Dutch Colonial Government established a government agency to assume control  postal services and telecommunications in Indonesia, named Jawatan Pos, Telegrap dan Telepon (Post, Telegraph en Telephone Dienst). In 1961, its status was changed to newly-established state-owned company, Perusahaan Negara Pos dan Telekomunikasi ("PN Postel"). In 1965, the Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro and Perusahaan Negara Telekomunikasi ("PN Telekomunikasi").

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia ("Perumtel"), which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, into an independent company.

1991

Perumtel was transformed into a state-owned limited liability company and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia under Government Regulation No.25 of 1991. Our business operations was then divided into 12 telecommunication regions which was later reorganized in 1995 into seven Regional Division, namely Regional Division I Sumatra, Regional Division II Jakarta and the surrounding areas, Regional Division III West Java, Regional Division IV Central Java and Yogyakarta, Regional Division V East Java, Regional Division VI Kalimantan, and Regional Division VII Eastern Indonesia.

1995

On May 26, 1995, we and Indosat established Telkomsel, we conducted our initial public offering on November 14, 1995, with our shares listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which have since merged to become the IDX). Our shares were also listed on the NYSE and the LSE in the form of ADSs, and were publicly offered without listing on the Tokyo Stock Exchange.

1999

Law No.36 of 1999 on the Elimination of Telecommunications Monopoly, which became effective in September 2000, allowed the entry of new market participants to foster competition in the telecommunications industry.

2001

We and Indosat eliminated joint ownership and cross-ownership in certain companies as part of the restructuring of the telecommunications industry in Indonesia. We acquired Indosat's 35.0% shareholding in Telkomsel, increasing our shareholding to 77.7%. We divested our 22.5% shareholding in PT Satelit Palapa Indonesia, or Satelindo, and 37.7% shareholding in PT Lintasarta Aplikanusa. At the same time, we lost our exclusive rights as the sole operator of fixed line services in Indonesia.

2002

We divested a 12.72% shareholding in Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), and decreasing our shareholding in Telkomsel to 65.0%.

We acquired the entire share capital of PINS  in three stages, with 30.0% of the shares acquired on August 15, 2002, 15.0% on September 30, 2003 and the remaining 55.0% on December 31, 2004.

2004

We launched an international direct dialing service for fixed lines with the access code 007.

2005

The Telkom-2 Satellite was launched to replace all satellite transmission services that were previously provided by Palapa B-4, which brought the total of satellite launched by us to eight satellites, including Palapa A-1.

2009

We underwent a transformation from an information telecommunication company to become a Telecommunication, Information, Media and Edutainment ("TIME") company. Our new image was introduced to the public with a new corporate logo and tagline of "the world in your hand".

2010

We completed the JaKaLaDeMa submarine fiber optic cable project in April 2010 which connected Java, Kalimantan, Sulawesi, Denpasar and Mataram.

2011

We commenced the reform of our telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the Indonesian archipelago from Sumatra to Papua, as well as the True Broadband Access project to provide internet access with a capacity of 20 Mbps to 100 Mbps to customers throughout Indonesia.

2012

We increased broadband penetration through the development of Indonesia Wi-Fi as part of our “Indonesia Digital Network” (“IDN”) program. We reconfigured our business portfolio from TIME to TIMES (Telecommunication, Information, Media, Edutainment and Services) to increase business value creation.

2013

As of 2013, we have been operating in eight jurisdictions, namely, Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan and the United States of America.

2014

We were the first operator in Indonesia to commercially launch 4G LTE services in December 2014.

2015

We launched IndiHome, which bundles services consisting primarily of broadband internet, fixed wireline (Home Phone), and interactive TV (Cable UseeTV) services.

B.      BUSINESS OVERVIEW

VISION AND MISSION

Our vision and mission is stated in our long-term plans, as approved by the Board of Commissioners on August 7, 2015.

Vision                  Be the King of Digital in the Region.

Mission               Lead Indonesian Digital Innovation and Globalization.

Telkom is currently transforming itself towards being a digital company, to become the King of Digital, with respect to the airwaves through its cellular business, land through its Fiber to the Home program, and the sea through its Submarine Broadband Highway program and strong regional footprint. Regional, in this regard, refers to the Asia Pacific region, including Southeast Asia, East Asia, South Asia and Australia.

To become a reliable digital Company, we are transforming human, cultural and organizational resources in order to lead digital innovation in Indonesia and to lead Indonesia towards globalization.

CORPORATE STRATEGY

1.       Directional Strategy

We have undertaken a sustainable competitive growth strategy to support and increase the capitalization of our market. In a dynamic industrial environment, we seek to implement a disruptive competitive growth strategy in order to reach our capitalization growth targets in 2020.

2.       Portfolio Strategy

Our Portfolio Strategy is our strategy for the development of the digital TIMES Telkom Group portfolio synergistically to provide seamless convergence focused on providing value to our customers through customer facing units/business segments (“CFUs”).

3.       Parenting Strategy

In order to support more effective business growth, we will continue to conduct strategic control, in order to establish a more targeted and synergic control of our subsidiary companies.

In order to ensure that our business transformation is conducted in a smooth and comprehensive manner from the corporate to the functional levels, we are implementing a tiered strategy development model. Our corporate strategy which was revised in 2015 was prepared after  conducting a strategic situation analysis, and strategy formulation, strategy implementation, strategy evaluation and control.

BUSINESS PORTFOLIOS

Our Digital TIMES Portfolio is part of our effort in order to be more focused on customer value. Beginning January 1, 2016, we have reorganized our 15 previous portfolios (consisting of nine product portfolios and six customer portfolios), into six product portfolios, mapped onto five CFUs, and are in the process of continuing to reorganize internally to reflect our revised product portfolio and CFU structure.

Our six revised product portfolios are categorized into several lines of business as follows:

Telecommunication Business

Our product portfolios focused on telecommunication are:

-     Mobile (mobile legacy, i.e. mobile voice and SMS, and mobile broadband).

-     Fixed (fixed voice, fixed broadband).

-     Interconnection and  International Traffic (wholesale  telecommunication services – interconnection  and international business).

-     Network Infrastructure (satellite  and tower  operations).

Information Business

Our product portfolio focused on the information business for Digital Enterprise, which includes Information  and Communications Technology Platform (Enterprise Connectivity,  IT Services, Data Center and Clouds, BPO, Devices/Hardware), and Smart Enabler Platform (Payments, Digital Advertising, Big Data and Other Smart Enablers).

Media and Edutainment Business

Our product portfolios focus on Media and Edutainment is Digital Consumer (e-Commerce, video-TV, digital mobile).

All of our product portfolios are mapped onto one or more of five  new CFUs, namely:

-     Mobile CFU.

-     Digital Service CFU.

-     Consumer CFU.

-     Enterprise CFU.

-     Wholesale and International CFU.

Historically and up yo the present the largest share of our revenue is contributed from services related with telecommunications, data and internet. Our business does not experience significant seasonality. The following is a brief overview of each of our six product portfolios.

Telecommunication Business

1.       Mobile Services

Our mobile products portfolio comprises mobile voice, SMS and value-added services, as well as mobile broadband. We provide mobile or cellular communications services with GSM technology through our subsidiary, Telkomsel. Mobile services (including  mobile data services) remained the largest contributor to our consolidated revenues in 2015.

Our postpaid mobile services are marketed under the brand kartuHalo and our prepaid services, which comprise almost 98% of our mobile subscribers, are marketed under the brands simPATI,  Kartu As and Loop.

–         kartuHALO is a postpaid mobile telecommunications service for the premium, professional and corporate market segment. kartuHalo offers two package options for customers, namely, HaloFit My Plan and HaloFit Hybrid.

–         simPATI is a prepaid service  that targets the needs of the middle class market segment to provide a high quality telecommunication service, through the purchase of starter packs and top up vouchers. simPATI offers simPATI Discovery and simPATI Social Max packages, which have various promotional packages from time to time.

–         Kartu As is a prepaid service targeting the lower middle class market segment, and offers a more attractive price compared to simPATI.

–         Loop  is a prepaid service targeting the youth segment through the provision of attractive data packages.

Our mobile broadband services, which are marketed under the Telkomsel Flash name, is supported by LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2015, we had 43.8 million Telkomsel Flash subscribers, compared to 31.2 million subscribers as of December 31, 2014.

We launched 4G services in December 2014, with initial coverage in Jakarta and Bali, and were the first operator in Indonesia to launch 4G services commercially. In 2015, we continued to deploy 4G/LTE services in more cities, with 2.2 million 4G/LTE subscribers and covering 14  cities with 17,869 BTS as of December 31, 2015.

Our total mobile cellular subscriber base increased from 140.6 million subscribers, comprising 2.9 million postpaid subscribers and 137.7 million prepaid subscribers, as of December 31, 2014  to 152.6 million subscribers, comprising 3.5 million postpaid subscribers and 149.1 million prepaid subscribers,  as of December 31, 2015,  an increase of 8.6% or 12.1 million subscribers.

2.       Fixed Services

Our fixed product portfolio comprises fixed voice and fixed broadband services.

In 2015, we continued to actively promote our “more for less” program, which aims to provide customers with more relevant benefits at a lower price through bundling services. Our bundling program is marketed under the commercial name IndiHome, which bundles in all in one packages at a competitive price services consisting primarily of broadband internet, fixed wireline residential phone, and interactive TV services.

As of December 31, 2015, we had 10.3 million fixed voice lines in service, and 4 million fixed broadband subscribers.

We terminated our Flexi service on May 31, 2015 although the previous subscribers were able to use their old Flexi telephone numbers until  December 2015. In total, we migrated a total of over 1.3 million subscribers to Telkom under our migration program.

3.       Interconnection and International Traffic

Our interconnection and international traffic product portfolio includes wholesale telecommunications services and our international business which is conducted through our subsidiary Telin.

Wholesale telecommunications services comprise primarily interconnection services, as well as network services, Wi-Fi, VAS, hubbing, data center and content platform, data and internet, and solutions. We earn revenue from interconnection services from other telecommunications operators that utilize our network infrastructure in Indonesia, both for calls that end at or transit via our network. Similarly, we  also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services.

We also have limited operations and/or interests in a number of international jurisdictions in telecommunications or data related areas, namely,

-       Singapore, through Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), where operate as a facility based operator and as a telecommunication provider;

-       Hong Kong, through Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), where we are a mobile virtual network operator ("MVNO"), operate a GraPARI center for Indonesian workers and provide wholesale voice, wholesale data and retail mobile services;

-       Macau, through Telkom Macau Limited, where we provide retail mobile services;

-       Timor Leste, through Telekomunikasi Indonesia International (TL) S.A.("Telin  Timor Leste"), where we provide cellular voice and broadband internet services, corporate solutions as well as wholesale voice and data;

-       Australia, through  Telekomunikasi Indonesia International Pty Ltd. ("Telkom Australia"), where we provide business process outsourcing, information technology outsourcing, and IT services;

-       Myanmar, through a branch office, where we support the implementation of Myanmar via Mumbai, India International network project, and also observe the telecommunication business potential in the country;

-       Malaysia, through Telekomunikasi Indonesia International Malaysia Sdn. Bhd. ("Telin Malaysia"), where we have a minority interest in a joint venture providing MVNO services;

-       Taiwan, through Telkom Taiwan Limited, where we provide retail mobile services;

-       United States of America, through  Telekomunikasi Indonesia International (USA) Inc. ("Telkom USA"), where we undertake businesses relating to telecommunications products, telecommunication services, information technology, information technology products and information technology services;

-       Saudi Arabia, through  a branch office, where we provide MVNO services and operate a GraPARI center for Indonesian pilgrims.

4.       Network Infrastructure

Our network infrastructure product portfolio includes satellite operations and tower operations.

Satellite

Our satellite operations consist primarily of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services for domestic and international users.

We are currently in the process of developing the Telkom-3S satellite, which is currently planned for launch in late 2016. We have also entered into another contract for the procurement of a the Telkom-4 satellite, which is currently planned for launch around the end of 2017, as a replacement for Telkom-1.

We manage our satellite business through our subsidiaries, Metra and Patrakom.

Tower

Through our subsidiary, Mitratel, we lease out space to other operators to place their telecommunications equipment on these towers for which we receive a fee.

Information Business

5.       Digital Enterprise Product Portfolio

Our digital enterprise product portfolio, which focuses on the information  business, includes the following.

Information and Communications Technology (ICT) Platform

-       Enterprise connectivity, including fixed voice, fixed broadband, IP-VPN, lease channel (LC), ethernet, and managed network services;

-       IT services, including system integration, IT outsourcing, premises integration, and professional services;

-       Data center and  cloud, including data center (EDC, colocation, hosting, DRC, CDN) and cloud (Infrastructures as a Service ("laaS"), Software as a Service ("SaaS"), and Unified Communications as a Service ("UcaaS");

-       Business Process Outsourcing (BPO) services; and

-       Devices/hardware, which offer hardware sales/support (CPE trading, CPE services, and IT security).

Smart Enabler Platform

-       Payment, which offers bill payment, online payment gateway, e-money, and direct carrier billing;

-       Digital advertising, including digital out-of-home, mobile advertising, digital agency and analytics solutions; and

-       Big data and other smart enablers, which offer platform services.

Media and Edutainment Business

6.       Digital Consumer

Our digital consumer business portfolio comprises primarily media and edutainment services offered to consumers such as e-commerce services, video/TV services (pay TV, IPTV and Over The Top (OTT) TV), and digital mobile services (game, music and mobile digital life services).

NETWORK INFRASTRUCTURE AND DEVELOPMENT

We believe that our achievement in 2015 was the result of our consistency in carrying out three main focus strategies, namely maintaining double digit growth for Telkomsel, the IDN program for “Driving the Digital Business” and international expansion to “Stretch and Expand International Business”.

In connection with our previous "Great to Break 100/300" strategy and target to reach Rp100 trillion in revenues and Rp300 trillion in market capitalization in 2015, our Directorate of Network, Information and Technology, and Solution had established a systematic framework derived from our strategic plans and key initiatives. We have also made various strategic plans to support our vision to “Be the King of Digital in the Region”. We are committed to continuing the development of our telecommunication infrastructure so as to further strengthen our Company in Indonesia and globally.

In line with our objectives, we classify our network infrastructure into two categories, namely, our international networks infrastructure, to support our international expansion program, and our national network infrastructure, which supports the IDN program.

International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”).

We currently own or have interests in global submarine cable infrastructure that connects the continents of Europe, Asia, and America through submarine cable system consortiums for the Batam Singapore Cable System (BSCS), Dumai Malacca Cable System (DMCS), Asia America Gateway (AAG), Singapore Japan Cable System (SJC), Southeast Asia-United States of America (SEA-USA), Sulawesi Maluku Papua Cable System (SMPCS), and Indonesia Global Gateway (IGG) which will soon be constructed.

We, through our subsidiary Telin, are also a consortium member in the South East Asia – Middle East -Western Europe 5 (“SEA-ME-WE 5”) submarine cable system and the SEA – USA submarine cable system. SEA-ME-WE5 is a submarine cable system with a length of approximately 20,000 km stretching from Dumai, Indonesia to several countries in Southeast Asia, France and Italy, with direct connection from Indonesia to Europe. This submarine cable system has a capacity of 24 tera bits per second using 100 Gb technology. Construction began in September 2014 and the cable system is expected to begin carrying commercial traffic in the fourth quarter of 2016. SEA–USA  is a submarine cable system with a length of approximatelly 15,000 km connecting  Manado (Indonesia), Davao (Philippines), Piti (Guam), Oahu (Hawaii, United States), and Los Angeles (California, United States). Construction began in March 2015 and the cable system is expected to begin carrying commercial traffic in the fourth quarter of 2016.

To support international services for both voice and data, Telin  operates 16 points of presence in various parts of the world, including in Asia (Dubai, Singapore, Hong Kong, Malaysia and Tokyo), Europe (London , Frankfurt and Amsterdam) and the USA (Ashburn, New York, Los Angeles, San Jose and Palo Alto).

We plan to continue with the development of our international network infrastructure to support our international expansion strategy and vision to be "The King of Digital in the Region".

National Network

We believe that in order to achieve our vision to become “The King of Digital”, infrastructure development and the provision of connectivity are very important, hence, we  will continue to actualize digitization in Indonesia through the three IDN program components, namely id-Access, id-Ring and id-Con.

We continue to pursue development of our network infrastructure to offer a more efficient and cost-competitive serviceas part of the Government’s Master Plan for the Acceleration and Expansion of Indonesia’s Economic Development (“MP3EI”) in line with our transformation into a TIMES provider under our IDN program. In the framework of developing high-quality, efficient and competitive infrastructure in terms of the costs in delivery services, we continue to pursue the development and improvement of our network infrastructure, known as the Telkom One Network, which was built and operated by Telkom Group.

Our IDN program involves the following three program developments:

1.       id-Convergence  (“id-Con”): convergence of the node service network infrastructure into a multi-service and multi-screen integrated NGN.

id-Con is a strategic initiative that focuses on providing a design, development and delivery of TIMES services platform converging to Telkom Group customers. This converged services platform is leveraged on our data center facilities, which has reached the Tier-4 design category and is supported by a cloud management platform to ensure the reliability and scalability of the TIMES services.

2.       id-Ring: development of our transmission network infrastructure into an IP-based and optical backbone network.

In terms of broadband infrastructure (id-Ring), we are actively developing infrastructure through the IDN program. To date, we have built fiber optic cable infrastructure totaling  81,895 km in length from Aceh to Papua, including the SMPCS,  which we expect will provide  a positive impact by providing equitable access to broadband information and communication, with the more similar quality in all regions of Indonesia.

3.       id-Access: development of our customer access network infrastructure into a high speed broadband access network through fiber optic and Wi-Fi networks.

We are currently focusing on developing new products for our IndiHome service, which provides “triple play” services consisting primarily of internet on fiber or high speed internet, home phone and IPTV (UseeTV Cable). IndiHome also provides additional or add-on features such as IndiHome Telephone  Mania,  IndiHome Global Call, MelOn, IndiHome View and Trend Micro Security System.

Fixed Wireline Network

As of December 31, 2015, we managed  10.3 million fixed wireline (fixed  voice) connections. The following table sets forth data related to our fixed wireline network as of the dates indicated.

Operating Statistics	As of December 31,
	2015	2014	2013	2012	2011
Exchange capacity	20,376,070(1)	13,946,801	13,918,369	13,908,003	12,180,214
Installed lines	20,376,070(1)	10,341,807	10,650,652	11,109,156	11,005,208
Lines in service(2)	10,276,887	9,698,255	9,350,806	9,034,010	8,688,526

(1) Exchange capacity and installed lines as of December 31, 2015 includes capacity and lines from TDM-based, softswitch and IMS technologies.
(2) Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

Fixed Wireless Network

On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of our fixed wireless business and migrated  subscribers to Telkomsel. We terminated our Flexi service on May 31, 2015 although the previous subscribers were able to use their old Flexi telephone numbers until  December 2015. In total, we migrated a total of over 1.3 million subscribers under our migration program.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE,  3.5G and 4G networks. The GSM/DCS network consists of 15  MHz of bandwidth on the 900 MHz frequency (which includes 7.5Mhz which was reallocated to Telkomsel for some areas outside Java in the first quarter of 2015 with the remaining areas in Indonesia expected to be reallocated by the end of 2016, in connection with the termination of our fixed wireless business) and 22.5 MHz of contiguous bandwidth on the 1.8 GHz frequency. Telkomsel’s 3G network uses 15 MHz of contiguous bandwidth on the 2.1 GHz frequency. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. Telkomsel was the first operator in Indonesia to commercially launch 4G services in December 2014. In 2015, Telkomsel added 17,869 BTS units (including 1,575 units of 4G BTS), and as of December 31, 2015, Telkomsel’s digital network was supported by 103,289 BTS units (including 1,761 units of 4G BTS). In 2015, we added an additional 19,094 node B BTSs, bringing it to a total of 57,930 node B BTSs as of December 31, 2015.

Data and Internet Network

In 2015, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2015, we provided broadband access using fiber optic with 10.0  million homes-passed.  As of December 31, 2015, our metro ethernet network expanded into 96,866 Gbps which is able to provide broadband services throughout Indonesia. The Metro ethernet is also used as the main link for the IP DSLAM, MSAN for IndiHome broadband services, softswitch, IP VPN and GPON broadband for mobile backhaul and corporate business solutions.

As of December 31, 2015, we have extended the capacity of our internet gateway to reach an installed capacity of 590 Gbps. This ensures the adequacy of the internet gateway capacity in anticipation of the expected growth for both fixed and mobile broadband traffic. In 2015, we also operated content distribution networks (“CDN”) with an aggregate capacity of 938 Gbps in collaboration with Akamai, Google, Yahoo, Conversant and Edgecast. To support our IPTV services, including TV on demand and video on demand services, as of December 31, 2015, we operated one central CDN, 4 regional CDNs and 12 edge CDNs.

Throughout 2015, we continued to expand the scope of Indonesia’s Wi-Fi services by deploying additional Network Access Points either through internal development programs and various forms of cooperation with third parties. As of December 2015, a total of 321,736 access points have been installed.

Data Center

We through our  subsidiary, PT Sigma  Cipta Caraka (“Sigma”), also manage data centers. As of December 31, 2015, we had data centers in nine locations, with an aggregate capacity of 1,073 racks. We intend to continue to expand the number of locations and rack capacity in 2016. With the capabilities of this network, Sigma is able to provide integrated data storage solutions for many companies in Indonesia, including for those located far from the major cities.

Transmission Network

In 2015, we focused on the development of our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable system, as well as satellite transmission networks and other transmission technologies.

The following tables sets forth certain information relating to our transmission network and IP backbone network as of the dates indicated.

Transmission Network	Capacity (number of transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2015	131,221	761	119	72	613	3
2014	129,557	708	108	63	398	2
2013	131,303	736	100	58	337	3

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

-       Sulawesi Maluku Papua Cable System (“SMPCS”)

To increase our traffic capacity and broadband services in 34 eastern Indonesia cities, we are building a backbone ring, known as the SMPCS that connects these  cities that have previously been served by satellite transmission. The SMPCS is being developed in two segments, with the first segment 4,300 km long, serving 21 district capitals and connecting Kendari, Ambon, Manado, Ternate, Sorong and Fakfak, and the second segment 3,155 km long, serving 13 district capitals and connecting Sorong, Jayapura, Timika and Merauke. The entire cable system is expected to be completed around the end of 2016. As of December 31, 2015, 21 cities in the first segment and 13 cities in the second segment have been connected and begun to use the new system, with improved latency times and increased traffic from our operations, including Telkomsel's, compared to satellite transmission.

-       Satellite

We operate two satellites, namely Telkom-1 (108 E)  and Telkom-2 (118 E). Telkom-1 has a capacity of 36 transponders consisting of 24 standard C-Band transponders and 12 extended C-band transponders, while Telkom-2 has a capacity of 24 standard C-band transponders. Both satellites are controlled from the main control station in Cibinong,  Bogor, West Java. To ensure the continuity of services,  since early 2014, we have had a backup control station in Banjarmasin, South Kalimantan.

In addition to our Telkom-1 and Telkom-2 satellites, we also leased a 55.84 TPE (transponder equivalent to 36 MHz), namely from Satellites of JSAT-5A (132 E) in the amount of 8.94 TPE, Eutelsat 172 A (172 E) in the amount of 10 TPE, Chinasat-10 (110 E) in the amount of 9.17  TPE, Intelsat-8 (169 E) in the amount of 7.98 TPE, KTSAT (75 E) in the amount of 2.35 TPE, ABS-2 (75 E) in the amount of 1.14 TPE, TELSTAR-18 in the amount of 1.6 TPE (138 E) and APSTAR-6 (134 E) in the amount of 14.66 TPE.

To support our business strategy with regard to providing TIMES services, we have entered into a contract for the construction of the Telkom-3S satellite, which is currently planned for launch in late 2016, and another contract for the procurement of the Telkom-4 satellite, which is currently planned for launch around the end of 2017. Telkom-3S has a 49 TPE capacity that consists of (i) 24 standard C-band TPE, (ii) 12 Extended C-band TPE and (iii) 13 Ku-Band TPE. Telkom-4, which is planned to be in orbital slot 108 EL and will have coverage over India, has a capacity of 60 TPE which consists of (i) 24 standard C-band TPE with coverage over Indonesia, (ii) 24 standard C-band TPE with coverage over India and (iii) 12 extended C-band TPE with coverage over Indonesia. We expect that Telkom-3S will replace Telkom-2 and Telkom-4 will replace Telkom-1.

We are also currently exploring various alternatives to cooperate with other operators to provide capacity for us including cooperation through long-term leases, joint development of a satellite in an orbital slot covering Indonesia and acquisition of satellites in the orbit.

In addition to the above, we also have  161 IP backhaul links to  our network as well as 322 earth station links with  capacity of 1.36 Gbps. Transponder capacities for these links  mostly through transponder capacity leased from foreign providers.

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the periods indicated.

	Years Ended December 31,
	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	81,095	87,896	100,456	7,287
Foreign Countries	1,872	1,800	2,014	146
Total	82,967	89,696	102,470	7,433

OVERVIEW OF TELECOMMUNICATION SERVICES RATES

Under Law No.36 of 1999 and Government Regulation No.52 of 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No.15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

-    Activation fee

-    Monthly subscription charges

-    Usage charges

-    Additional facilities fee

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No.09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No.12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No.09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

-         Basic telephony services tariff

-         Roaming tariff, and/or

-         Multimedia services tariff,

with the following traffic structure:

-         Activation fee

-         Monthly subscription charges

-         Usage charges

-         Additional facilities fee.

c.        Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No.262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, our  Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to the ITRB to be evaluated.

Subsequently, the ITRB in its letters No.60/BRTI/III/2014 dated March 10, 2014 and No.125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and our  Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

d.       Network lease tariffs

Through MoCI Decree No.03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.        Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price.

MARKETING STRATEGY

We have implemented a comprehensive marketing strategy to bolster our brand and to boost sales as well, including through marketing communication activities and product and service distribution channel development.

We implement a “paradox marketing” framework in managing our marketing as illustrated in following diagram:

In our implementation of the “paradox marketing” framework as illustrated above, the “more for less” concept is based on the value proposition of the products and services we offer to customers, with the aim that customers can acquire more relevant benefits at a lower price  compared  to our competitors, with mass customization that is in line with customers’ requirements for our products  and services.

In the consumer segment business portfolio (which includes consumer home services and  consumer personal services), in 2015, we introduce the new IndiHome service, which bundles in all in one packages at a competitive price services consisting primarily of broadband Internet, fixed wire line residential phone, and interactive TV services. The IndiHome package includes high speed internet services of up to 100 Mbps, and domestic calls (which may include, depending on the specific package, a limited amount of free domestic calls). The interactive TV service, which is supported with IPTV technology, provides customers with a new flexible way to watch television that allows customers to pause, rewind and replay content, and also to select and watch re-runs of TV programs which has aired up to 7 days before. The IndiHome package also includes free unlimited music streaming from MelOn digital music service and three-months free antivirus protection. In addition, we have also developed additional or add-on services to provide more benefits to the customers, such as IndiHome Telephone Mania, an unlimited voice call plan from a home phone to any Telkomsel phone numbers, IndiHome Global Call, an international call plan with special prices to selected favorite destination countries, and Seamless wifi.id, an add-on service for IndiHome customers to enjoy unlimited internet access at all Indonesia Wi-Fi  access points in Indonesia. To provide the best experience to our customers, we have also focused on the latest infrastructure technology based on a fiber optic network, which provides more reliable, stable and robust connectivity,  that is deployed as part of the IDN program.

The IndiHome service was developed based on the “more for less” strategy framework, whereby customers get more benefits with less cost compared to the cost of the individual services, and which we believe is an example of our focus on value innovation to strengthen our positioning and differentiation compared to competitors.

In the corporate  segment business portfolio (which includes enterprise, government and business customers),  we have 10 primary  marketing strategies, as outlined below:

1.       Enhancing Center of Excellence Strategy, which relates to the development of human resources, and particularly the development of account management teams;

2.       New Enterprise Business Development Process, a strategy relating to our business development process for the enterprise market, covering strategic account management, CRM enhancement, customer service and team incentives;

3.       Smart Business Portfolio Unlocking, which is a business and customer portfolio development strategy that includes customer experience enhancement and service quality enhancement.

4.       TelkomGroup Business Synergy improvements, a strategy aimed at enhancing synergies within Telkom Group businesses by exploiting the competitive advantages of different subsidiaries, covering  pricing synergy, product/solution synergy and channel/ promotion synergy within the Telkom Group;

5.       High End Market Focus and Differentiation Strategy,  a strategy relating to the implementation of brand and marketing communications, including marketing program for new products/solutions

6.       International MNC Expansion (IMEX), a strategy to provide  ICT solutions  for Indonesian multinational companies that are expanding their business  internationally;

7.       Building a Paradox Business Model for Enterprise Segment, a strategy aimed at developing the paradox business model for enterprise customers to create a digital ecosystem with mutual benefits  for entities;

8.       Enhancing the Indonesia Digital Convergence Program (INDICO) Program, which is a derivative program of the IDN program, but  focused more on the development of digital convergence technology for the enterprise market;

9.       Synergizing integrated Ecosystem Business in Enterprise Market,  a strategy to strengthen our position in the enterprise market by providing solutions based on the customer’s ecosystem, including deploying Fiber to the High End Market (FTTHEM) to support the ecosystem business; and

10.    Transforming Emerging Business Portfolio for Enterprise  Market, a strategy to  prepare for the emergence of new business portfolios resulting from dynamic business changes in the enterprise market.

We implemented a revised marketing strategy in early 2015 in the wholesale and international  segment business portfolio, which we believe is a disruptive strategy that aims  to create a new equilibrium between domestic and international wholesale business by increasing the international traffic sources through attractive business schemes and models both for the wholesale and retail. For example, we have created partnership with several global partners who have the customer base to accommodate the retail activity of each parties. We and Telkomsel have entered into agreements with various foreign telecommunications operators that have subscriber bases to cap wholesale interconnection revenue and/or cost.  Such revenue and/or cost cap allows operators to offer promotional schemes to their customers for international voice traffic. The scheme has generally received a positive response from International wholesalers and resulted in increasing international voice traffic. We believe this is an example of our innovation in the traditional fixed-line voice business,  wheretraffic  has been declining.

PROMOTIONAL STRATEGIES

Our first strategy with respect to promotion is personalized socializing. This strategy involves the use of social media as part of a conventional campaign with the aim of increasing customer engagement through a more customized approach.

Our second promotional strategy is social personalizing where we seek to get the benefits of a mass media campaign to have a wide reach and increase the awareness of our products and brands among potential customers, while still maintaining high engagement and participation.

Our promotional strategy for the corporate segment, which is comprised of enterprise and business ("MSME") segments, is implemented by using Telkom Solution as an "umbrella brand" for each segment. As part of our strategy, we implement a "paradox marketing" strategy, which is an approach for the enterprise and MSME segments, which is characterized by high competition and high demanding customers. We apply a strategic account management method for our corporate customers through competent account managers. Our account managers act in a customer advocacy function to maintain our relationships with as well as becoming partners to our customers in order to promote and communicate solutions which are appropriate to such customers. For the MSME sector, we aim to optimize "omni channel" marketing by optimizing the social media and big data analysis for purposes of marketing of products and solutions. We also approach MSME communities which we manage through www.smartbisnis.com

Distribution Channels

The following are the primary distribution marketing channels for our products and services:

1.       Plasa Telkom Outlets and GraPARI Centers are outlets that function as walk-in customer service points, where customers have access to the full range of Telkom  and Telkomsel’s respective products and services, including billing, payment, subscription cancellation and promotion to complaint handling. As of December 31, 2015, we managed  572 Plasa Telkom outlets and 414 GraPARI centers in Indonesia and one GraPARI  center eanch in Hong Kong and Singapore, and had an additional 327  GraPARI centers which were managed by third party business partners.

Several of the GraPARI centers operate on a 24 hour basis. We also operate 392 mobile GraPARI units which are sales points located in vehicles which can travel to reach customers across the country.

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

To increase sales, we also use above and below the line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

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

5.       Authorized dealers and retail outlets are distribution outlets for a variety of telecommunication products such as Speedy Instant cards, starter packs, prepaid SIM cards and top-up vouchers.  These dealers are non-exclusive, and they receive a discount on all of the products they receive. Retail outlets also include outlets jointly operated by us, Telkomsel and PT Pos Indonesia (Persero), as well as other outlets such as banks.

6.       Account Management Teams are teams that manage relationships and account portfolio of large-scale corporate segment (large enterprise), government, and medium-scale businesses.

7.       Sales Specialist is a team formed with a high competence as well as having a deep product knowledge in order to provide appropriate and effective recommendations of solutions to corporate customers together with Account Manager.

8.       Tele Account Management is a team who support MSME customers or prospective business customers through inbound and outbound calls for pre-sales, sales and other customer services requirements.

9.       Channel Partner serves as a reseller that helps the Enterprise Service Division in the sales and marketing activities to seek specific customer’s requirements (usually in the business district).

10.    Value  Added Reseller (VAR), a main line to manage partnership relation with communities through interaction with the community business partners either community-based segment/industry or community-based territory.

11.    Digital Touch Point. It may be either web or mobile application based channel which are network marketing channel and as a channel for the entire customer portfolio.

12.    Website  - our website, www.telkom.co.id and www.telkomsel.com enables customers to access certain of our products and services. Available services include e-billing registration, collective billing registration and submission of complaints.

13.    Social Media - we use social media, primarily Facebook and Twitter, to enable customers to interact with us regarding our products and services.

LICENSING

To provide national telecommunications services, we have a number of product and service licenses that are consistent with applicable laws, regulations or decrees.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services.

In 2015, certain of our licenses with respect to the following services are in the process of undergoing periodic evaluation by the Government: (i) local fixed network, (ii) fixed domestic long distance calls, (iii) fixed international calls, (iv) fixed closed network operations, which we conduct once every five years and (v) internet telephony services for public utilization for commercial use.

We have secured new licenses that have been adjusted as required, of which are as follows:

Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, fixed domestic long distance, fixed international call and fixed closed network, as follows:

-          MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services Network of PT Telekomunikasi Indonesia Tbk;

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

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of radio frequency bandwidth in the 900 MHz band (which includes 7.5Mhz which was reallocated to Telkomsel for some areas outside Java in the first quarter of 2015 with the remaining areas in Indonesia expected to be reallocated by the end of 2016, in connection with the termination of our fixed wireless business),  22.5 MHz of radio frequency bandwidth in the 1.8 GHz band and 15 MHz of radio frequency bandwidth in the 2.1 GHz band.  The licenses  do not have a set expiry date, but will be evaluated every five years. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permits Telkomsel to develop cellular services with national coverage, including the  expansion of  its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

In connection with the transfer of the Flexi business to Telkomsel, in September 2014, the MOCI, through Decree No.934 of 2014, approved the reallocation of the 800 MHz frequency spectrum being used for our Flexi business to Telkomsel. Telkomsel has been reallocated 7.5Mhz for some areas outside Java in the first quarter of 2015, with the remaining areas in Indonesia expected to be reallocated by the end of 2016.

In 2015, the Government conducted a rearrangement on the 1.8 GHz band frequency spectrum in order for the operators including Telkomsel, XL Axiata and Indosat to have contiguous radio frequency bandwith in the 1.8 Ghz band.

International Calls

We commenced our international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated every five year with the last evaluation ocurring in 2015. Our license is currently still in the process of being evaluated by the MoCI.

We have a license to operate a fixed closed network based on MoCI Decree No.398/KEP/M.KOMINFO/11/2010, which amends the previous license to meet the provisions in MoCI Decree No.01/2010. The license allows us to lease the installed fixed closed network to, among others,  telecommunication network and service operators, and to provide an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

According to MoCI Regulation No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting our subsidiary, Telin, a license to operate a fixed closed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the Directorate General of Post and Telecommunication (“DGPT”)  to provide international telecommunications transmission facilities through SCCS.

VoIP

We are licensed to provide internet telephony services for public utilization for commercial use as stated in DGPT Decree No.384/KEP/DJPT/M.KOMINFO/11/2010 dated November 29, 2010 on VoIP services. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.65 of 2015 dated February 3, 2015, which replaced Decision Letter No.226/DIRJEN/2009 dated September 24, 2009, regarding the provision of Internet Teleponi untuk Keperluan Publik (Internet Telephony for Public Need (ITKP) services. This license does not have a set expiry date, but it will be evaluated every five years by the Government.

ISP

We are licensed as an ISP under DGPI Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011, as amended by Director General of Post and Informatics Operations Decree No.302 0f 2013. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia internet access services with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to DGPI Decree No.331/KEP/M.KOMINFO/09/2013 dated on September 24, 2013 regarding the license for Internet Interconnection Service (Network Access Point) for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

BWA

In July 2009, we won a tender for a wireless broadband access license and the right to provide BWA services in 12 zones, comprising eight zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services, as last amended by MoCI Decree No.325/KEP/M.KOMINFO/05/2012. Due to inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

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

Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPI Decree No.169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications System Services for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date but will be thoroughly evaluated every five years.

Payment Method Using e-Money

Following the implementation of Bank Indonesia Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 regarding how to use card-based payment instruments (“APMK”) and Bank Indonesia Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009.

We operate our e-money business under the brand names “T-cash”. With the issuance of Bank Indonesia Circular Letter No.9/9/DASP dated January 19, 2007, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai  prepaid card.

These permits  do not have a set expiry date or a period of adjustment as long as we  and Telkomsel continue to conduct our respective businesses  and as long as we do not violate any applicable regulation and as long as policy makers do not amend or revoke such permits.

Remittance Service

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009 and No.12/48/DASP/13, we and Telkomsel may operate as a money transfer services provider.

IPTV

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision, (“Indonusa”) as a consortium obtained a license to operate IPTV services through MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. In accordance with Regulation 15 year 2014 on Amendment of MCIT Decree  No.11/PER/M.KOMINFO/07/2010 regarding the IPTV, that the IPTV service can be applied nationally.

Construction Services Business License (“IUJK”)

In 2015, we renewed our Level 5 IUJK that permits us to conduct disaster recovery system construction services, which is currently valid until June 2018. Our Level 7 IUJK for the execution of construction services throughout Indonesia expired in June 2015, and we do not intend to renew such permit as they are not in line with our areas of  expertise as a provider of telecommunications services.

Content Provider Services

We are in the process of applying for a content provider services  license, currently in the process of internal data gathering which is expected to complete  in 2016.

Trademarks, Copyrights, Industrial Designs and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of creativity and innovation, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

The following table lists the trademarks that we have applied for registration in 2015:

No	Title	Application No.	Application Date
1	IndiHome Store	J002015030929	July 15, 2015
2	IndiStore	J002015030928	July 15, 2015
3	100% Fiber	J002015030927	July 15, 2015
4	Triple Play	J002015030930	July 15, 2015
5	Indihome 100 Mbps	J002015030932	July 15, 2015

We did not submit or register any copyrights  or patents in 2015.

TELECOMMUNICATIONS INDUSTRY IN INDONESIA

In the middle of a domestic economic slowdown, the telecommunications industry in Indonesia recorded healthy  growth in 2015, that was nearly double the growth rate of the GDP. This demonstrates that the need for telecommunication and access to information is  increasing and has  even become part of the basic needs of Indonesian society, that people are still buying telecommunication services despite the decrease of purchasing power due to several factors, including the elimination of fuel subsidies by the end of 2014 and poor commodity prices.

The telecommunications industry, especially the mobile segment, is generally characterized by a relatively healthy competitive situation with a rational pricing strategy. It is a combination of industry players who are more focused on the customer experience and the positive result of industry consolidation that occurred in the previous period.

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration  increasingly limited. The mobile industry is currently dominated by three major players who hold approximately 90% of the market share. Telkomsel leads over Indosat and XL Axiata, both in terms of operational and financial parameters.

The shifting trend from legacy services (voice and SMS) to data services is still rapidly advancing, driven by cheaper prices of smartphones as well as the rapidly growing youth segment. Data traffic has grown very rapidly, while SMS service traffic has decreased. We expect that this trend will continue, given that the smartphone penetration in Indonesia is still relatively low with relatively low data consumption by smartphone users, and that the growth of the telecommunications industry will be driven by the growth of data services.

One of the main challenges faced by the industry is the increasing use of Over The Top services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high. Therefore, telecommunication operators must have an appropriate business model, which may include collaboration with Over The Top  players,  in order to properly manage the impact.

For the fixed network segment (fixed line), fixed broadband services have been on the rise throughout 2015, especially in the large cities, marked by the emergence of several new players. The Indonesian public has begun to realize the importance of high-quality internet connectivity to houses. Currently, the penetration of fixed broadband services in Indonesia is still very low and relatively lower than in some neighboring countries such as Singapore and Malaysia. Therefore, we expect  that the fixed broadband segment will experience rapid growth in the future, in line with the growth of the middle class in Indonesia.

In recent years, data consumption in the mobile segment has increased several-fold, and it is expected that the consumption level per user will continue to grow rapidly from the current average data consumption per user. The growth of data consumption needs large capital expenditure in order to increase capacity and coverage. Nevertheless, some operators have financial limitations to establish networks due to low levels of profitability. The level of ARPU in Indonesia is also relatively low compared to the  global or  Asia Pacific average.

The increasing penetration of smartphones and data consumption has fueled the growth of digital content and applications. With better mobile data connectivity, people have began consuming a variety of digital content and application services beyond social media, such as e-Commerce, digital payment and digital advertising, and it has also led  to a variety of innovative applications such as the Gojek motorcycles taxi and delivery services. This trend is expected to continue and content consumption is also expected to lead to game and video streaming consumption.

For the fixed broadband segment, Telkom and PT Link Net Tbk, which is affiliated with the Lippo Group and operates under the "LinkNet" brand, have a dominant market share. In other business segments, Telkom has been dominating connectivity services for corporations and small and medium enterprises (SMEs), wholesale line rental and leasing of satellite transponders. Within the telecommunication tower business, Telkom Group has more than 24,000 towers, comprised of approximately 6,800 towers owned by Mitratel and approximately 17,800 towers owned by Telkomsel, which is larger than the number of towers that are owned by each of PT Tower Bersama Infrastructure Tbk ("Tower Bersama"), PT Sarana Menara Nusantara Tbk (Protelindo) and PT Solusi Tunas Pratama Tbk.

In the Indonesia Broadband Plan 2014-2019, which was implemented through Presidential Decree Number 96 of 2014, broadband is defined as internet access with guaranteed nonstop connectivity, guaranteed durability and information safety as well as triple-play capability with a minimum speed of 2 Mbps for fixed access and 1 Mbps for mobile access.

The development of national broadband up to 2019 is targeted by the Government to provide fixed access in urban areas to 71% of households (20 Mbps) and 30% of the population, as well as mobile access to the entire population (1 Mbps). For rural areas, access to fixed broadband infrastructure is targeted by the Government to reach 49% of households (10 Mbps) and 6% of the population, as well as mobile access to 52% of the population (1 Mbps).

COMPETITION

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Others – Legal Basis and Regulation – Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Indonesian telecommunications sector is regulated by the Telecommunications Law, which became effective on September 8,  2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, to facilitate new entrants as well as to increase transparency and competition. The Telecommunications Law abolished the concept of "organizing entities" in the industry, which terminated the special status of Telkom and Indosat as the organizing body who is responsible for coordinating telecommunication services domestically and internationally. In order to increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among fellow telecommunication operators.

The Telecommunications Law is implemented through various of Government regulations and ministerial regulations, including Government Regulation No.52/2000 on Telecommunications, Decree of the Minister of Communication and Informatics No.1/PER/M.KOMINFO/01/2010 dated  January 25, 2010 on Provision of Telecommunication Networks, Decree of the Minister of Transport No.33/2004 on the Monitoring of Fair Competition of the Fixed Network and Basic Telephone Service Operations and Decree of the Minister of Transportation No.KM.4/2001 dated  January 16, 2001 on the National Basic Technical Plan 2000 for the National Telecommunications Development ("National Technical Telecommunications Plan"). The National Technical Telecommunications Plan has been amended several times, most recently is the Decree of the Minister of Communication and Informatics No.09/PER/M.KOMINFO/06/2010 dated  June 9, 2010. Along with the Telecommunications Law, National Technical Telecommunications Plan determines the basic vision for the development of Indonesia’s telecommunications regulator.

The government is currently encouraging healthy competition and transparency in the telecommunications sector, even though the government does not prevent operators from obtaining and increasing its dominance in the market through specific regulations. Nevertheless, the government prohibits market leading operators from abusing its dominant position.

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (“Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the KPPU was  established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

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

Fixed Services

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2000. At that time, the MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and the interconnection arrangement with us.

We also compete against other major fixed broadband service providers such as First Media and PT Supra Primatama Nusantara (BizNet Networks) as well as new providers such as PT Media Nusantara Citra and PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" brand).

Cellular

We operate our cellular service business through our 65% majority-owned subsidiary, Telkomsel. By subscriber numbers, Indonesia’s cellular market is dominated by Telkomsel, Indosat, Hutchison and XL Axiata, which collectively accounted for approximately 97% of the full-mobility cellular market of December 31, 2015. Other providers include Smartfren Telecom.

There were approximately 340  million mobile  cellular subscribers in Indonesia as of December 31, 2015, a 6.3% increase from approximately 320  million as of December 31, 2014. The relatively high penetration of the mobile market causes continued growth in penetration increasingly limited, with the number of SIM card, users  reaching saturation level.

As of December 31, 2015, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 152.6  million cellular subscribers and a market share of approximately 47% of the cellular market based on the estimated number of subscribers. The next largest providers were Indosat, Hutchison and XL Axiata, which have a market share of approximately 21%, 16% and 13% respectively, based on the estimated  number of subscribers as of December 31, 2015. Hutchison also provides cellular services in Indonesia and has been allocated 20 MHz of frequency spectrum. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

The following table sets out information as of December 31, 2015 for each of three leading cellular providers with national coverage:

Operator
	Telkomsel	Indosat	XL Axiata
Launch date	May - 1995	Nov - 1994	Oct - 1996
2G and 4G licensed frequency bandwidth (GSM 900 MHz)	15 MHz**	10 MHz	7.5 MHz
2G, 3G and/or 4G licensed frequency bandwidth (GSM 1.8 GHz)	22.5 MHz	20 MHz	22.5 MHz
3G licensed frequency bandwidth (2.1 GHz)	15 MHz	10 MHz	15 MHz
Market share*	47%	21%	13%
Subscribers*	152.6 million	71.0 million	42.0 million
(*) Internal estimate, dated December 31, 2015 based on various statistics compiled by us.

(**) Includes 7.5Mhz which was reallocated to Telkomsel for some areas outside Java in the first quarter of 2015, with the remaining areas in Indonesia expected to be reallocated by the end of 2016, in connection with the termination of our fixed wireless business

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat. However, in line with development of digital technology, our IDD also faces competition with VoIP and other internet-based voice services like Skype and Google Talk.

Voice over Internet Protocol (VoIP)

We formally launched our voice service through VoIP technology in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat Solusindo Pte.  Ltd., PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia.

We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with internet-based voice services likes Skype and Google Talk.

Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure, due to the characteristics of the region as an archipelago. The capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, OUTV (Occasional Usage TV), military and government network, video distribution, DTH television, flight communication  and disaster recovery.

We compete with a number of other satellite operators with satellites covering Southeast Asia, and several operators are in the process of developing satellites withcoverage of Southeast Asia. However, we believe that demand for satellite transponder capacity still exceeds current supply. In view of the market opportunities, limited supply and our own requirements, we are currently in the process of developing the Telkom-3S satellite, which is currently planned for launch in late 2016, and the Telkom-4 satellite, which is currently planned for launch around the end of 2017. We expect that Telkom-3S will replace Telkom-2 and Telkom-4, which will also have coverage to India, will replace Telkom-1.

Tower

As of December 31, 2015, through our subsidiary, Mitratel, we operated 6,800 telecommunication towers located throughout Indonesia. We lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Most of the towers owned by Telkomsel are also leased to other operators. Our principal competitors in the tower business are Tower Bersama , PT Sarana Menara Nusantara Tbk (Protelindo), PT Solusi Tunas Pratama Tbk as well as other telecommunications operators that have and lease space on towers.

Others

The dynamic development of the telecommunications sector has opened up new opportunities, particularly with the increasing growth of the Over The Top services which provide a substitute service to basic telecommunications services such as voice and SMS. Some Over The Top service providers are quite popular, including WhatsApp, Facebook, Line, and many others. The presence of these Over The Top services has affected the use of legacy services, particularly SMS, which has resulted in traffic falling in recent years.

Legal Basis and Regulation

The framework for the telecommunications industry is comprised of specific laws, government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications”, contained in MoC Decree No.KM.72/1999 dated September 17, 1999.

1.       Telecommunications Law

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

The Telecommunications Law was  implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such  regulations include:

-          Government Regulation No.52/2000 regarding Telecommunications Services.

-          MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks.

-          MoC  Decree No.KM.21/2001 regarding the Provision of Telecommunications Services that was most recently amended by  MoCI Regulation No.8/2015  regarding the Fourth Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Services.

-          MoC Decree No.33/2004 regarding Supervision of Healthy Competition in the Provision of Fixed Network and Basic Telephony Services.

-          MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development most recently amended by MoCI Regulation No.17/2014  dated June 4, 2014  regarding the seventh amendment of MoC Decree No.KM.4/2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development.

2.       Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him under the Telecommunication Law, the Minister of Communication and Information  sets policies, regulates, supervises and controls the telecommunications industry in Indonesia. On October 28, 2010, the MoCI engaged in certain organizational and administrative reforms that included transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and Directorate General of Post and Informatics Operations (“DGPIO”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information. Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications, which transfer all substances related to the postal  and telecommunications sectors  to the DGPIO including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters related to radio frequency spectrum and standardization of telecommunications equipment were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by  MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”). Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA which is chaired by the Director General of Post and Informatics Operations and comprised of nine members, including six members of the public, and three members selected from Government institutions (DGRE and Director of DGPIO and a  government representative appointed by the Minister of Communication and Information).

3.       Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized  telecommunication services into following three categories: (i) provision of telecommunication networks, (ii) provision of telecommunication services,  and (iii) provision of special telecommunications services.

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

4.       Introduction of Competition in the Indonesian Telecommunications Industry

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

5.       DLD Services

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

6.       IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. Our December 2005 interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

7.       Cellular

Cellular telephone service is provided in Indonesia on the radio frequency spectrum of 1.8 GHz (DCS technology), 2.1 GHz (UMTS technology) and 900 MHz (GSM and UMTS technology). The MoCI regulates the use and allocation of the radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 900 MHz, 1.8 GHz and 2.1 GHz frequency bands. The allocation of bandwidth in the 2.1 GHz frequency spectrum is regulated by:

-       MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006 regarding the Determination of Winner of IMT-2000 Mobile Cellular Operator Selection at 2.1 GHz Radio Frequency Band.

-       MoCI Decree No.268/KEP/M.KOMINFO/9/2009 regarding the Determination of Additional Allocation of Radio Frequency Bandwidth Blocks, Tariffs, and Payment Scheme Radio Frequency Spectrum Right of Usage Fees for IMT-2000 Moble Cellular Operators at 2.1 GHz Radio Frequency Band.

-          MoCI Decree No.191 Year 2013 regarding the Determination of PT Telekomunikasi Selular as Winner in the Selection of Users of Additional Frequency Bandwidth at 2.1 GHz Radio Frequency Band for IMT-2000 Mobile Cellular Operators.

8.       Interconnection

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

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), which mandated a cost-based interconnection tariff scheme for all network and services operators and replaced the previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator on which a call terminates based on a long-run incremental cost formula.

MoCI Regulation No.8/2006 require  operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs.

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

On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to DGPT Decree No.205/2008, the ITRA and the MoCI approved RIO proposals from all operators to replace previous interconnection agreements. The RIO approved in 2008 was effective  until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This was the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. The results of this  interconnection charges reform  caused a slight decrease in interconnection costs.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain ITRA’s approval, necessitating changes in our  and Telkomsel’s  RIOs which were approved on June 20, 2012. ITRB in its letters No.60/BRTI/III/2014 dated March 10, 2014 and No.125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and our Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS. As of the date of this Annual Report, no recalculation of interconnection fees for 2014  had been done as doing so would have been preceded by an evaluation on interconnection charges in 2013.

9.       VoIP

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

10.    IPTV

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

MoCI Regulation No.11/2010 recognizes IPTV as  a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Referring to MOCI Regulation No.15/2014, the licenses that we needed, among others: (a) local fixed network license, mobile network or fixed closed network license,  (b) operating internet access/ISP license, and (c) broadcasting operation of subscription television broadcasting services institution license.

Government Regulation No.52/2005 regarding the Broadcasting Implementation of the Broadcasting Subscription Institute ("LPB") provides that broadcasting could be conducted using satellite, cable and terrestrial transmitter. Broadcasting using satellite could have a nationwide range, while cable and terrestrial transmitter have a range of a particular region. On April 27, 2011 we and Indonusa as a consortium obtain a license to operate IPTV services through MoCl Decree No.MCIT.160 KEP M.KOMINFO 04.

11.    Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio frequencies, as stipulated in MoCI Regulation, our satellite operations is also regulated by the Radio Communications Bureau of the International Telecommunications Union.

Furthermore, MoCI Regulation No.37/2006 dated December 6, 2006 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires such foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation.

12.    Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights  in relation to, among others, quality of services, tariffs and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

13.    USO

All telecommunications operators, whether network or service providers, are bound by an  USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Decree No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding the USO (as amended by MoCI Decree No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) stipulated, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No.35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No.18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika ("BPPPTI").

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Pursuant to Government Decree No.7/2009 dated January 16, 2009, regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”) and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the current USO tariff rate is 1.25% of gross revenue, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No.05/PER/M.KOMINFO/2/2007 was replaced by Decree No.45 year 2012 of the MoCI which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changes to the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

14.    Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

On December 15, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to Government Regulation No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the BTSs that we deploy in our network, except for BTSs deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 as amended by Government Regulation No.76/2010 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

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

15.    Telecommunications Towers

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

Since the operations of telecommunication towers involves a number of relevant Government bodies, on March 30, 2009, a joint regulation was  issued in the form of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

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

16.    Content Provider Service

Content provider service is regulated by the Ministry of Communication and Information through Regulation No.21/2013 on the Management of Content Provider Services on Cellular Mobile Networks and Wireless Local Static Networks with Limited Mobility, as amended by the Ministry of Communication and Information Regulation No.6/2015 of 6 February 2015.

C.    ORGANIZATIONAL STRUCTURE

Information on Our Organizational Structure

In order to synchronize our organizational structure with our business character as well as with the dynamic business challenges we faced in 2015, we revised our organizational structure to achieve structure alignment with our business portfolios. Our revised organizational structure reflects our organizational management categorized by product/business portfolio (encompassing digital products and legacy product), customer portfolio (encompassing the consumer, enterprise, wholesale and international segments), function and/or territory.

The following diagram sets forth our internal organizational structure as of December 31, 2015.

The following table sets forth the functions and authority of our directorates.

Directorate	Function and Authority
Consumer Service Directorate

Focuses on the management of consumer product planning, consumer relationship management, consumer marketing and sales, and consumer service supervision, as well as the control of operational territories in all seven Telkom Regional Offices.

Enterprise and Business Service Directorate

Focuses on the management of enterprise planning strategy, enterprise business development, enterprise parenting operation, enterprise performance integration, as well as the management of the Enterprise Services Division, the Business Services Division and the Government Services Division. The Director of Enterprise and Business Service also performs the function of the Chief Operating Officer.

Wholesale and International Services Directorate	Focuses on the management of the wholesale and international business segment, as well as the operational control of the wholesale services division.
Directorate of Innovation and Strategic Portfolio

Focuses on the management of corporate strategic planning, the Strategic Investment Department, the Synergy Department, innovation strategy and the control of operational units under such Directorate, namely the Digital Service Division.

Directorate of Network, Information Technology and Solution

Focuses on the management of infrastructure and infrastructure strategy and governance, IT strategy and governance, solutions and infrastructure management as well as control of the operational units under such Directorate through the Planning and Deployment Division, Service and Solution Divisions, Service Operation Division, and Information System Center.

Finance Directorate

Focuses on the management of finances, namely corporate finance, management accounting, investor relations, financial and logistics policy, risk and process management, and the centralization of financial operations through the finance, billing and collection center units, as well as the operational control of the supply center unit responsible for procurements.

Human Capital Management Directorate

Focuses on the management of human resources, in terms of human capital strategic management, human capital development, human capital organizational effectiveness and the centralized operationalization of human resources through the Human Capital Business Partner Center, as well as the operational control of the Telkom Corporate University Center unit, the Indonesia Assessment Center and the Community Development Center.

We have adopted a holding company approach to the management of our Group, which we believe will provide productive flexibility throughout our business entities in accordance with the characteristics of each unit.

In the framework of the implementation of corporate management with holding company characteristics, then:

1.       The role of corporate office is focused on Corporate Level Strategy (directing strategy, portfolio strategy and parenting strategy).

2.       Parenting style is adapted to the characteristics and maturity level of the business entity.

3.       Empowerment of business entities according to their characteristics.

In order to apply the parenting management mechanism to the whole portfolio of our Group, we have established the Board of Executives (BoE), consisting of all of Telkom Directors and the chief executive officers of certain of our businesses. The BoE serves as a parenting mechanism for our subsidiary companies by placing those companies in four categories, namely the cellular business, the media business, the infrastructure business, and the international business. Our  cellular business is operated under Telkomsel, the media business is operated under Metra, the infrastructure business is operated under TelkomInfratel, while the international business is operated under Telin.

Beginning 2016, we are also undertaking a transformation of our oversight or parenting system, from a formerly core and adjacent product, into a customer facing unit/business segment-based system, which we refer to as CFUs, following our implementation of the new customer or CFU-based parenting system for our Directorate of Enterprise Business & Business Services (“EBIS”) as a pilot project in 2015. Beginning January 1, 2016, we have reorganized our 15 previous portfolios (consisting of nine product portfolios and six customer portfolios), into six product portfolios, mapped onto one or more five CFUs. We are in the process of continuing to reorganize internally to reflect our revised product portfolio and CFU structure.

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

The following table illustrates our corporate structure,  as of December 31, 2015, including our direct and immediate indirect equity ownership in our subsidiaries.

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2015, is set forth below and is contained in Notes  1d and 10  to our Consolidated Financial Statements included elsewhere in this report.

Direct Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
Telkomsel, Jakarta	65%	Telecommunication provides telecommunication facilities and mobile cellular services using Global System for Mobile communication (“GSM”) technology	Operational	Telkomsel, established on May 26, 1995.
Metra, Jakarta	100%	Multimedia and network telecommunication services	Operational

Metra, acquired on May 9, 2003, is our NEB holding company. Metra focuses on network construction, development, maintenance and services, and multimedia services (data communications systems, portal and online transaction services).

Telin, Jakarta	100%	Telecommunication	Operational

Previously known as PT Ariawest International, Telin was established on July 31, 2003 and is a wholly owned subsidiary of Telkom. Currently, Telin has obtained the fixed closed network license and Network Access Provider license. Telin provides network services and international telecommunication services, as well as international business.

PINS, Jakarta	100%	Telecommunication construction and services	Operational	Previously PT Pramindo Ikat Nusantara. PINS was originally established to operate our KSO in Sumatra. PINS was acquired on August 15, 2002.
Mitratel, Jakarta	100%	Telecommunication	Operational

Mitratel provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Mitratel transformed it self by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

On October 9, 2014, we signed a Conditional Shares Exchange Agreement with PT Tower Bersama Infrastructure Tbk (“TBI”) to exchange our 49% ownership in Mitratel for 5.7% ownership in TBI. The agreement also provided us with an option to exchange our remaining 51% ownership in Mitratel within 2 years that will increase our ownership in TBI up to 13.7%. In 2015, the agreement was cancelled without any penalties as certain approvals that were required as conditions to completion were not obtained.

Telkom Property, Jakarta	99.99%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operational	Telkom Property acquired on April 25, 2001 and operates throughout Indonesia and manages buildings owned by us and third parties.

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
Napsindo, Jakarta	60%	Telecommunication (provides Network Access Point / NAP, Voice over Data / VoD, and other related services)	Ceased operation	Napsindo was established on December 29, 1998, Napsindo ceased operation as of January 13, 2006.
Telkom Akses, Jakarta	100%	Construction services and trade in the field of telecommunication	Operational	Telkom Akses was established on November 26, 2012.
Patrakom, Jakarta	100%	Telecommunication (provides satellite communication system service and facilities)	Operational	Patrakom was established on September 28, 1995. On September 25 and November 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom.
Telkom Infratel, Jakarta	100%	Construction services and trade in the field of telecommunication	Operational	Telkom Infratel was established on January 16, 2014.

Immediate Indirect Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Infomedia Nusantara (“Infomedia”), Jakarta	100% (through a 51% ownership by Metra)	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	Operational

Infomedia was acquired on September 22, 1999 to operate KSO in Sumatra. Infomedia has transformed from focusing on three pillars of business (directory service, contact center services and content services) to focus on business process outsourcing and digital media and rich content services.

PT Sigma Cipta Caraka (“Sigma”), Tangerang	100% ownership by Metra	Information technology service-system implementation and integration service, outsourcing and software license maintenance	Operational	Sigma was established on May 1, 1987. It service focuses on providing IT solutions.
Telin Singapore, Singapore	100% ownership by Telin	Telecommunication	Operational

Telin Singapore was established on December 6, 2007, pursuant to the laws of Singapore. Telin Singapore is a wholly owned subsidiary of Telin. The Company has obtained Facility Based Operator License. Telin Singapore provides telecommunication and related services.

PT Metra Plasa (“Metra Plasa”), Jakarta	60% ownership by Metra	Network and e-commerce services	Operational	Metra established Metra Plasa with eBay International AG on April 9, 2012.
PT Administrasi Medika (“Ad Medika”), Jakarta	75% ownership by Metra	Health insurance and administration services	Operational	Ad Medika was established on February 25, 2010. Ad Medika provides online claim processing services between the hospitals and health insurance companies.

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Finnet Indonesia (“Finnet”), Jakarta	60% ownership by Metra	Information technology services	Operational

Finnet was established on October 31, 2005, as a provider of IT infrastructure, applications and content for information systems and financial transactions for the banking and financial services industry.

PT Telkom Landmark Tower (“TLT”), Jakarta	55% ownership by Telkom Property	Service for property development and management	Operational	Telkom Property established TLT with Yakes Telkom on December 27, 2011.
Telin Hong Kong, Hong Kong	100% ownership by Telin	Telecommunication	Operational

Telin Hong Kong was established in Hong Kong on December 8, 2010 a wholly owned subsidiary of Telin. Telin Hong Kong obtained Unified Carrier License on March 1, 2011, Service Based Operator for MVNO on July 27,  2011 and License for Operating Money Service on July 18, 2012. Currently, it provides wholesale voice, wholesale data and retail mobile services. The retail mobile service is provided under the brand Kartu As 2in1.

PT Metranet (“Metra-Net”), Jakarta	99.99% ownership by Metra	Multimedia portal service	Operational	Metra-Net was established on April 17, 2009 and focuses on e-commerce (B2C) and portals.
Telin Timor Leste, Timor Leste	100% ownership by Telin	Telecommunication	Operational

Telin Timor Leste was a subsidiary of Telin established on September 17, 2012. Telin Timor Leste has obtained radio spectrum license and general registration certificate. It provides cellular services with coverage over Timor Leste districts and broadband internet with 3G on 850Mhz frequency, corporate solution, as well as wholesale voice and data.

PT Graha Yasa Selaras (“GYS”), Jakarta	51% ownership by Telkom Property	Tourism service	Operational	Telkom Property established GYS with Yakes Telkom on February 7, 2012 to focus on hospitality services.
PT Metra Digital Media (“MD Media”), Jakarta	99.99% ownership by Metra	Directory Information Services	Operational	MD Media was established on January 22, 2013 and focuses on digital advertising services.
PT Pojok Celebes Mandiri (“PCM”), Jakarta	51% ownership by Metra	Tour agent/bureau services	Operational	PCM was established on August 16, 2013 and provides travel booking and purchase services.
PT Satelit Multimedia Indonesia (“SMI”), Jakarta	99.99% ownership by Metra	Satellite services	Operational	SMI was established on March 25, 2013 and focuses on commerce and providing network services, telecommunication, satellite and multimedia services.
PT Metra Digital Investama (“MDI”), Jakarta	99.99% ownership by Metra	Trading and/or providing service related to information and technology, multimedia, entertainment and investment	Operational	Previously PT Metra Media. MDI was established on January 29, 2013 and focuses on trading, construction, advertising, and other services.
Telkom Australia, Australia	100% ownership by Telin	Telecommunications	Operational	Telkom Australia is a wholly owned subsidiary of Telin. Established on January 14, 2013, it engages in business process outsourcing, information technology outsourcing, and IT Services.

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Metra TV (“Metra TV”), Jakarta	99,83% ownership by Metra	Subscription - broadcasting services	Dormant	Metra TV was established on January 8, 2013 and provides pay-TV services.
Telkom Macau Limited, Macau	100% ownership by Telin Hong Kong	Telecommunication	Operational	Telkom Macau Limited is a subsidiary of Telin Hong Kong, which was established on May 13, 2013 and it provides retail mobile services.
Telkom Taiwan Limited, Taiwan	100% ownership by Telin Hong Kong	Telecommunication	Operational	Telkom Taiwan is a subsidiary of Telin Hong Kong, which was established on June 3, 2013 and it provides retail mobile services.
Telkom USA., USA	100% ownership by Telin	Telecommunication	Operational

Telkom USA is a wholly owned subsidiary of Telin. It was established on December 11, 2013. Telkom USA undertakes business relating to telecommunication products, telecommunication services, information technology, information technology products and information technology services.

PT Nusantara Sukses Sarana (“NSS”), Jakarta	99.99% ownership by Telkom Property	Building, hotel management service and other services	Dormant	NSS was established on August 27, 2014 and focused on building and hotel management services.
PT Nusantara Sukses Realti (“NSR”), Jakarta	99.99% ownership by Telkom Property	Service and trading	Dormant	NSR was established on August 27, 2014.
PT Nusantara Sukses Investasi (“NSI”), Jakarta	99.99% ownership by Telkom Property	Service and trading	Operational	NSI was established on August 27, 2014.
PT Sarana Usaha Sejahtera Insanpalapa (“TelkoMedika”), Jakarta	75% ownership by Metra	Health services, medicine services including pharmacies, labolatories and other health care support	Operational	On November 30, 2015, Metra acquired 13,850 shares of TelkoMedika.

Associated Companies

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Integrasi Logistik Cipta Solusi (“ILCS”), Jakarta	49% ownership by Metra	E-trade logistic services and other related services	Operational	Metra established ILCS with Pelindo II on September 21, 2012.
PT Citra Sari Makmur (“CSM”), Jakarta	25%	Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities	Operational	CSM was established on February 14, 1986.
PT Indonusa Telemedia (“Indonusa”), Jakarta	20% (including through 4.33% ownership by Metra)	Pay television and content services	Operational

Established on May 7, 1997, Indonusa is a multimedia (pay-TV, internet service) service provider. Since 2007, Indonusa was the first Pay TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay TV), under the “TelkomVision” brand. On October 8, 2013, 1,036,059,483 Indonusa shares (equivalent to 80% of its ownership in Indonusa) were sold to PT Trans Corpora and PT Trans Media Corpora.

PT Tiphone Mobile Indonesia Tbk (“TiPhone”), Jakarta	24.65% ownership by PINS	Telecommunication equipment business	Operational

Established on June 25, 2008. Based on notarial deed No. 118 dated September 11, 2014 of Jimmy Tanal, S.H., M.H. PINS, our  subsidiary, acquired 25% ownership in TiPhone to strengthten our digital ecosystem.

Joint Venture Companies

Company	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Melon Indonesia (“Melon”), Jakarta	51% ownership by Metra	Digital Content Exchange Hub services (“DCEH”)	Operational	Melon is a joint venture company between Metra and SK Telecom Korea. Melon was established on August 16, 2010.
Telin Malaysia, Kuala Lumpur	49% ownership by Telin	Telecommunication	Operational

Telekomunikasi Indonesia International Malaysia Sdn. Bhd. is a Joint Venture Company with Compudyne. Sdh. Bhd. established on July 2, 2013.  Telin Malaysia provides MVNO service in Malaysia after obtaining Applications Service Provider Class (ASP (C)) license on July 23, 2013 and Network Service Provider (NSP) on August 23, 2013 from Malaysian Communication and Multimedia Commission. Telin Malaysia was officially operated on August 25, 2013. Telin Malaysia retail mobile Service is under "Kartu AS" brand.

PT Teltranet Aplikasi Solusi (“Teltranet”), Jakarta	51% ownership by Metra	Communication system services	Operational	Teltranet is a joint venture company between Metra and Telstra Holding Singapore Pte.Ltd. Teltranet was established on October 27, 2014.

D.    PROPERTY AND EQUIPMENT

Our property and equipment are primarily used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained in Note 11  to our Consolidated Financial Statements and Item 4 “Information on The Company – Business Overview – Network Infrastructure and Development". See item 5 “Operating and Financial Review and Prospects - Liquidity - Capital Expenditures” for material plans to construct, expand or improve our property and equipment.

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

We own several pieces of land located throughout Indonesia with the right to build and use for a period of 10 to 45 years, which will expire between 2016 and 2053. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years and is renewable for an additional 20  years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. All assets owned by our  Company have  been pledged as collateral for bonds. Certain property and equipment of our  subsidiaries with gross carrying value amounting to Rp9,003 billion as of December 31, 2015  have been pledged as collateral for lending agreements. Please refer to Notes 17  and 18 to our Consolidated  Financial Statements.

Insurance

As of December 31, 2015, property and equipment excluding  land rights, with net carrying amount of Rp93,460  billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling of Rp10,980  billion, US$99 million, HKD3  million and SGD34 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the US by non-US affiliates in compliance with applicable law, and whether or not the activities are sanctionable under US law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2015 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Our subsidiary, Telkomsel, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be government-controlled entities. In 2015, we recorded gross revenues of less than Rp7 bilion and net profit of less than Rp12 bilion from these agreements. The purpose of these agreements is to provide Telkomsel’s customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded approximately Rp66 milion from these services in 2015. As one of the primary providers of telecommunications services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A.      OPERATING RESULTS

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2015, we had approximately 152.6 million cellular subscribers through Telkomsel, 10.3 million subscribers on our fixed wireline network, and 47.8 million broadband subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Growth of the Indonesian economy slowed in 2015 as growth in gross domestic product decreased from an  average  of  5.8% in 2011-2014 to 4.8% in 2015 and  inflation accelerated from an average of 4.5% in 2011-2014 to 5.0% in 2015 (source: Indonesian  Central Bureau of Statistic).  The Rupiah depreciated from an average of Rp8,779 to one US dollar in 2011 to an average of Rp13,392 in 2015 and hitting low of Rp14,728 in 2015 (source: Bank Indonesia).  Though the exposure of our Company and our subsidiaries to foreign exchange rates are not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in US  Dollars and Japanese Yen.

See Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk”.

The growth in our revenues in  2015 compared with 2014 was largely driven by increases in revenues from data, internet and information technology services of 26.5% and revenues from cellular telephone of 8.7%.

Our operating results in  2015 compared with 2014 also reflected an increase in expenses. This increase was mainly driven by operation, maintenance and telecommunication services expenses, which increased primarily as a result of an increase in our network capacities to better serve our customers, particularly for internet and data service.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Cellular Telephone Revenues

In Indonesia mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of our ARPU from approximately Rp39,000 in 2014 to approximately Rp43,000 in 2015.

Our cellular telephone revenues increased by 8.7% from Rp34,290 billion in  2014 to Rp37,285 billion 2015.  Telkom's revenues from cellular phone services (usage charges, monthly subscription charges and features) accounted for 36.3% of our consolidated revenues for the year ended December 31, 2015, compared to 38.2% for the year ended December 31, 2014.

Although we believe that the competition has become more rational in Indonesia, we still consider it as a major risk to our businesses.

See Item 3 “Key Information – Risk Factors – Risks Related to Our Business – Risks Related to Our Fixed and Cellular Telecommunication Business.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for 46.6% of our consolidated revenues for the year ended December 31, 2015, compared to 42.2% for the year ended December 31, 2014. Revenues from our data, internet and information technology services increased by 26.5% from 2014 to 2015. The increase in data, internet and information technology services revenues in 2015 was primarily due to a 45.0% increase in revenue from cellular internet and data, and 24.5% increase in revenue from non-cellular internet, data communication and information technology service. We seek to continue to increase such revenues and have continued to invest in improving broadband infrastructure.

Decrease in Fixed Lines Telephone Revenues

Our fixed lines telephone revenues decreased by 7.1% from Rp8,435 billion in 2014 to Rp7,833 billion in 2015 as a result of 3.2% decrease in fixed wireline revenues and 73.7% decrease in fixed wireless revenues. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of the Flexi business and migrate Flexi subscribers to Telkomsel. We terminated our services on May 31, 2015.

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

TELKOM’S  CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended 2013, 2014 and 2015. Each item is expressed as a percentage of total revenues or expenses.

	2013		2014		2015
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Revenues
Telephone Revenues
Cellular
Usage charges	30,722	37.0	32,972	36.8	35,803	34.9	2,597
Features	686	0.8	751	0.8	1,050	1.0	76
Monthly subscription charges	730	0.9	567	0.6	432	0.4	32
Sub-total	32,138	38.7	34,290	38.2	37,285	36.3	2,705
Fixed Lines
Usage charges	6,453	7.8	5,347	6.0	4,635	4.5	336
Monthly subscription charges	2,682	3.2	2,697	3.0	2,821	2.8	205
Call center	119	0.1	290	0.3	275	0.3	20
Others	242	0.4	101	0.1	102	0.1	7
Sub-total	9,496	11.5	8,435	9.4	7,833	7.7	568
Total Telephone Revenues	41,634	50.2	42,725	47.6	45,118	44.0	3,273
Interconnection Revenues
Domestic interconnection	2,971	3.6	2,908	3.2	2,276	2.2	165
International interconnection	1,872	2.3	1,800	2.0	2,014	2.0	146
Total Interconnection Revenues	4,843	5.9	4,708	5.2	4,290	4.2	311
Data, Internet and Information Technology Services Revenues
Cellular internet and data	10,113	12.2	13,563	15.1	19,665	19.2	1,427
Short Messaging Services ("SMS")	13,134	15.8	14,034	15.7	15,132	14.8	1,098
Internet, data communication and information technology service	9,154	11.1	9,987	11.1	12,432	12.1	902
Pay TV	274	0.3	96	0.1	456	0.4	33
Others	202	0.2	128	0.2	135	0.1	9
Total Data, Internet and Information Technology Services Revenues	32,877	39.6	37,808	42.2	47,820	46.6	3,469
Network Revenues
Leased lines	861	1.0	610	0.7	719	0.7	52
Satellite transponder lease	392	0.5	670	0.7	512	0.5	37
Total Network Revenues	1,253	1.5	1,280	1.4	1,231	1.2	89
Others Telecommunications Revenues
Sales of handset	84	0.1	582	0.7	1,516	1.5	110
Tower leases	570	0.7	700	0.8	721	0.7	52
Call center service	205	0.2	446	0.5	668	0.7	48
CPE and terminal	100	0.1	61	0.1	221	0.2	16
Others	1,401	1.7	1,386	1.5	885	0.9	65
Total Other Telecommunications Revenues	2,360	2.8	3,175	3.6	4,011	4.0	291
Total Revenues	82,967	100.0	89,696	100.0	102,470	100.0	7,433
Expenses
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	9,658	16.7	11,827	19.2	15,658	21.9	1,136
Radio frequency usage charges	3,098	5.4	3,207	5.2	3,626	5.1	263
Concession fees and USO charges	1,595	2.8	1,818	3.0	2,230	3.1	162
Cost of handset sold	153	0.3	421	0.7	1,493	2.1	108
Leased lines and CPE	440	0.8	758	1.2	1,384	1.9	100

	2013		2014		2015
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Electricity, gas and water	1,063	1.8	1,180	1.9	1,014	1.4	74
Cost of IT services	677	1.2	357	0.6	882	1.2	64
Tower rent	1,166	2.0	1,065	1.7	646	0.9	47
Cost of SIM cards and vouchers	599	1.0	610	1.0	444	0.6	32
Insurance	374	0.6	335	0.5	312	0.4	23
Vehicles rental and supporting facilities	282	0.5	272	0.4	296	0.4	21
Project management	138	0.2	180	0.3	117	0.2	9
Others	89	0.2	258	0.4	14	0	1
Total Operations, Maintenance and Telecommunication Services Expenses	19,332	33.5	22,288	36.1	28,116	39.2	2,040
Depreciation and Amortization Expenses	15,805	27.3	17,178	27.9	18,572	25.9	1,347
Personnel Expenses
Vacation pay, incentives and other benefits	3,252	5.6	3,182	5.2	4,225	5.9	307
Salaries and related benefits	3,553	6.1	3,759	6.1	4,052	5.7	294
Employees’ income tax	1,160	2.0	1,317	2.1	1,632	2.3	118
Early retirement program	-	-	-	-	683	1.0	50
Pension benefit cost	988	1.7	643	1.0	443	0.6	32
Post-employment health care benefit cost	382	0.7	248	0.4	216	0.3	16
Housing	220	0.4	224	0.4	212	0.3	15
LSA expenses	19	0	115	0.2	152	0.2	11
Insurance	92	0.2	98	0.2	138	0.2	10
Other employee benefit cost	15	0	56	0.1	53	0.1	4
Other post-employment benefit cost	41	0.1	48	0.1	47	0.1	3
Others	107	0.2	86	0.1	32	0	2
Total Personnel Expenses	9,829	17.0	9,776	15.9	11,885	16.7	862
Interconnection Expenses
Domestic interconnection and access	3,720	6.4	3,639	5.9	2,351	3.3	170
International interconnection	1,207	2.1	1,254	2.0	1,235	1.7	90
Total Interconnection Expenses	4,927	8.5	4,893	7.9	3,586	5.0	260
Marketing Expenses	3,044	5.3	3,092	5.0	3,275	4.6	238
General and Administrative Expenses
General Expenses	675	1.2	967	1.6	1,032	1.4	75
Provision for impairment of receivables	1,589	2.7	784	1.3	1,010	1.4	73
Professional fees	272	0.5	266	0.4	424	0.6	31
Training, education and recruitment	412	0.7	528	0.9	393	0.5	28
Collection expenses	340	0.6	369	0.6	368	0.5	27
Travelling	341	0.6	355	0.6	347	0.5	25
Meeting	138	0.2	162	0.3	163	0.2	12
Social contribution	85	0.1	96	0.2	116	0.2	8
Security and screening	93	0.2	104	0.2	81	0.1	6
Others	210	0.4	332	0.5	270	0.4	20

	2013		2014		2015
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Total General and Administrative Expenses	4,155	7.2	3,963	6.6	4,204	5.8	305
Loss on foreign exchange - net	249	0.4	14	0	46	0.1	3
Other expenses	480	0.7	396	0.6	1,917	2.7	139
Total expenses	57,850	100.0	61,617	100.0	71,603	100.0	5,194
Other income	2,581	-	1,076	-	1,500	-	109
Operating Profit	27,727	-	29,172	-	32,369	-	2,348
Finance income	836	-	1,238	-	1,407	-	102
Finance costs	(1,504)	-	(1,814)	-	(2,481)	-	(180)
Share of loss of associated companies	(29)	0.1	(17)	0	(2)	0	(0)
Profit before Income Tax	27,030	-	28,579	-	31,293	-	2,270
Net Income Tax Expense	(6,900)	-	(7,341)	-	(8,023)	-	(582)
Profit for the Year	20,130	-	21,238	-	23,270	-	1,688
Other Comprehensive Income - Net	5,115	-	810	-	493	-	36
Net Comprehensive Income for the Year	25,245	-	22,048	-	23,763	-	1,724
Profit for the year attributable to owners of the parent company	14,046	-	14,437	-	15,451	-	1,121
Net comprehensive income for the year attributable to owners of the parent company	19,018	-	15,291	-	16,003	-	1,161
Basic and Diluted Earnings per Share (in full amount)
Profit per share	145.77	-	147.78	-	157.38	-	0.01
Profit per ADS (200 Series B shares per ADS)	29,153.58	-	29,556.53	-	31,475.66	-	2.28

Financial Overview

Year ended December 31, 2015 compared to year ended December 31, 2014

1.       Revenues

Total revenues increased by Rp12,774 billion, or 14.2%, from Rp89,696 billion in 2014 to Rp102,470 billion in 2015. The increase was primarily contributed by data,  internet and information technology service revenues, cellular telephone revenues, and others telecommunication revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,995 billion, or 8.7%, from Rp34,290 billion in 2014 to Rp37,285 billion (US$2,705 million) in 2015.

Usage charges increased by Rp2,831 billion, or 8.6%, from Rp32,972 billion in 2014 to Rp35,803 billion in 2015 due to an increase of 8.6%  in both our prepaid and postpaid subscriber. Revenues from features increased by Rp299 billion,  or 39.8%, from Rp751 billion in 2014 to Rp1,050 billion in 2015 due to an increase in usage features by our subscribers. This increase was partially offset by a decrease in monthly subscription charges of  Rp135 billion, or 23.8%, from Rp567 billion in 2014 to Rp432 billion in 2015.

Our total cellular telephone revenues accounted for 36.3% of our consolidated revenues for the year ended December 31, 2015.

b.       Fixed Line Telephone Revenues

Fixed lines revenues decreased by Rp602 billion, or 7.1%, from Rp8,435 billion in 2014 to Rp7,833 billion (US$568 million)  in 2015. The decrease in fixed lines revenues due to a  decrease in usage charges of Rp712 billion, or 13.3%, caused by a decrease in local and domestic long distance usage. This decrease was partially offset by an increase in monthly subscription charges of Rp124 billion, or 4.6%.

c.        Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 46.6% of our consolidated revenues for the year ended December 31, 2015, compared to 42.2% for the year ended December 31, 2014.

Data, internet and information technology service revenues increased by Rp10,012 billion, or 26.5%, from Rp37,808 billion in 2014 to Rp47,820 billion (US$3,469 million) in 2015. This increase was primarily due to an increase in revenues from non cellularinternet, data communication and information technology services of  Rp2,445 billion, or 24.5%, and cellular internet and data by Rp6,102 billion, or 45.0%, which was driven primarily by mobile broadband usage including from an increase of 40.3%  in Flash  subscribers from 31.2 million subscribers as of December 31, 2014 to 43.8 million subscribers as of December 31, 2015.

SMS Revenues increased by Rp1,098 billion, or 7.8%, from Rp14,034 billion in 2014 to Rp15,132 billion in 2015 driven primarily by the successful implementation of cluster-based pricing and Pay TV revenues increased by Rp360 billion, or 375.0%.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp418 billion, or 8.9%, from Rp4,708 billion in 2014 to Rp4,290 billion (US$311 million) in 2015 primarily due to a decrease in domestic interconnection by Rp632 billion, or 21.7%. This decrease was partially offset by an  increase in international interconnection revenues of  Rp214 billion, or 11.9%.

e.        Network Revenues

Network revenues decreased by Rp49 billion, or 3.8%, from Rp1,280 billion in 2014 to Rp1,231 billion (US$89 million) in 2015 primarily due to decrease in our satellite transponder lease revenue by Rp158 billion, or 23.6%, from Rp670 billion in 2014 to Rp512 billion in 2015, which was partially offset by an increase in leased lines revenue of Rp109 billion, or 17.9%.

f.        Other Telecommunications Revenues

In 2015, revenues from other telecommunications increased by Rp836 billion, or 26.3%, from Rp3,175 billion in 2014 to Rp4,011 billion (US$291 million) in 2015. The increase was primarily due to an increase of Rp934 billion, or 160.5%, in sales of handset, Rp222 billion, or 49.8% in call center service revenues and Rp160 billion, or 262.3% in CPE and terminal revenues. It was partly offset primarily by decrease in others by Rp501 billion or 36.1%.

2.       Other Income

Other income increased by Rp424 billion, from Rp1,076 billion in 2014 to Rp1,500 billion (US$109 million) in 2015 due to increase in gain on disposal or sale of property and equipment.

3.       Expenses

Total expenses increased by Rp9,986 billion, or 16.2%, from Rp61,617 billion in 2014 to Rp71,603 billion in 2015. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication services, personnel expenses and other expenses.

a.       Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp5,828 billion, or 26.1%, from Rp22,288 billion in 2014 to Rp28,116 billion (US$2,040 million) in 2015.

The increase in operations, maintenance and telecommunication service expenses was  primarily attributable to the following:

-     Operations and maintenance increased  by Rp3,831 billion, or 32.4%,  due to an increase  in expenses associated with network maintenance to improve our mobile cellular and IndiHome service.

-     Cost of handset sold increase by Rp1,072 billion, or 254.6%, from Rp421 billion in 2014 to Rp1,493 billion in 2015 due to an increase in cost relating to handset sales.

-      Leased lines and CPE increased by Rp626 billion, or 82.6%, which was  used for operation and maintenance of leased lines.

-      Radio frequency usage charges increased by Rp419 billion, or 13.1%, due to an increase in annual frequency usage fee of Telkomsel

The above increases were partially offset primarily by decreases in tower rent by Rp419 billion, or 39.3%, from Rp1,065 billion in 2014 to Rp646 billion in 2015 due to our termination of our Flexi services in 2015.

b.       Depreciation and Amortization

Depreciation and amortization expenses increased by Rp1,394 billion, or 8.1%, from Rp17,178 billion in 2014 to Rp18,572 billion (US$1,347 million) in 2015, primarily due to addition of property and equipment to improve  our service to customers and  accelerated depreciation of fixed wireless assets. Fixed wireless assets in the amount of Rp545 billion were fully depreciated in connection with the termination of our fixed wireless business.

c.        Personnel Expenses

Personnel expenses increased by Rp2,109 billion, or 21.6%, from Rp9,776 billion in 2014 to  Rp11,885 billion (US$862 million) in 2015 due to an increase by Rp1,043  billion, or 32.8%  in vacation pay, incentives  and other benefit expenses, in line with company’s performance and an increase in early retirement program expenses by Rp683  billion or 100%. This resulted in increase in employees’ income tax by Rp315 billion, or 23.9% from Rp1,317 billion in 2014 to Rp1,632 billion in 2015.

d.       Interconnection Expense

Interconnection expense decreased by Rp1,307 billion, or 26.7%, from Rp4,893 billion in 2014 to Rp3,586 billion (US$260 million) in 2015 primarily due to a decrease of Rp1,288 billion, or 35.4% in domestic interconnection and access expenses.

e.        General and Administrative Expense

General and administrative expenses increased by Rp241 billion, or 6.1%, from Rp3,963 billion in 2014 to Rp4,204 billion (US$305 million) in 2015 primarily due to an increase in provision for impairment of receivables by Rp226 billion, or 28.8%.

f.        Marketing Expense

Marketing expenses increased by Rp183 billion, or 5.9%, from Rp3,092 billion in 2014 to Rp3,275 billion (US$238 million) in 2015 due to an increase in advertising and promotion expenses by Rp142 billion, or 5.9%, for the marketing of our products, mainly 4G LTE and IndiHome  Triple Play.

g.        Loss on Foreign Exchange - net

Loss on foreign exchange - net increased by Rp32 billion, from Rp14 billion in 2014 to Rp46 billion (US$3 million)  in 2015.

h.       Other Expenses

Other expenses increased by Rp1,521 billion, or 384.1% from Rp396 billion in 2014 to Rp1,917 billion (US$139 million) in 2015, due to increase in commitment and penalty charge by Rp806 billion, mainly contributed by provisions for early termination of the operating leases agreements related to restructuring of our fixed wireless business which amounted to Rp666 billion, and others non-operating expense.

4.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,197 billion, or 11.0%, from Rp29,172 billion in 2014 to Rp32,369 billion (US$2,348 million) in 2015. Operating profit margin decreased from 32.5% in 2014 to 31.6% in 2015.

5.       Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp2,714 billion, or 9.5%, from Rp28,579 billion in 2014 to Rp31,293 billion (US$2,270 million) in 2015. Pre-tax margin decreased from 31.9% in 2014 to 30.5% in 2015.

6.       Net Income Tax Expense

Income tax expense increased by Rp682 billion, or 9.3%, from Rp7,341 billion in 2014 to Rp8,023 billion (US$582 million) in 2015, in line with the increase in profit before income tax.

7.       Other Comprehensive Income (Expenses) – Net

Other comprehensive income decreased by Rp317 billion, or 39.1%, from Rp810 billion in 2014 to Rp493 billion (US$36 million) in 2015 primarily due to a decrease in defined benefit plan actuarial gains by Rp417 billion or 53.1%, which was partially offset by  an increase in foreign currency translation by Rp104 billion or 433.3%.

8.       Net Comprehensive Income for the Year

Comprehensive income for the year increased by Rp1,715 billion, or 7.8%, from Rp22,048 billion in 2014 to Rp23,763 billion  (US$1,724 million) in 2015.

9.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,014 billion, or 7.0%, from Rp14,437 billion in 2014 to Rp15,451 billion in 2015.

10.    Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company increased by Rp712  billion, or 4.7%, from Rp15,291  billion in 2014 to Rp16,003  billion in 2015.

11.    Profit per Share

Profit per share increased by Rp9.60, or 6.5%, from Rp147.78 in 2014 to Rp157.38 in 2015.

Year ended December 31, 2014 compared to year ended December 31, 2013

1.       Revenues

Total revenues increased by Rp6,729 billion, or 8.1%, from Rp82,967 billion in 2013 to Rp89,696 billion in 2014. The increase was primarily contributed by data, internet and information technology service revenues and cellular telephone revenues, and to a lesser extent, other telecommunications revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,152 billion, or 6.7%, from Rp32,138 billion in 2013 to Rp34,290 billion in 2014 primarily due to an increase in usage charge. Usage charges increased by Rp2,250 billion, or 7.3%, from Rp30,722 billion in 2013 to Rp32,972 billion in 2014 due to an increase of 6.9% in both our prepaid and postpaid subscribers and an increase in our local and long distance usage. Revenues from features increased by Rp65 billion, or 9.5%, from Rp686 billion in 2013 to Rp751 billion in 2014 due to an increase in usage of features by our subscribers. Monthly subscription charges decreased by Rp163 billion, or 22.3%, from Rp730 billion in 2013 to Rp567 billion in 2014.

Our total cellular telephone revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2014.

b.       Fixed Lines Telephone Revenues

Fixed lines telephone revenues decreased by Rp1,061  billion, or 11.2%, from Rp9,496  billion in 2013 to Rp8,435  billion in 2014. The decrease in fixed line telephone revenues was due to decrease in fixed wireline revenues by Rp430 billion or 5.1%, and fixed wireless revenues by Rp629 billion or 57.1%. Our fixed wireless revenues declined significantly due to our planned termination of the service by the end of 2015 and our migration strategy to encourage our fixed wireless customers to enter into plans operated by Telkomsel.

c.        Data, Internet and Information Technology Service Revenues

Our data, internet and information technology service revenues accounted for 42.2% of our consolidated revenues for the year ended December 31, 2014, compared to 39.6% for the year ended December 31, 2013. Data, internet and information technology service revenues increased by Rp4,931  billion, or 15.0%, from Rp32,877  billion in 2013 to Rp37,808  billion in 2014. This increase was primarily due to an increase in revenues from non-cellular internet, data communication and information technology services by Rp833  billion, or 9.1%  and cellular internet and data by Rp3,450  billion, or 34.1%  , which was driven primarily by  broadband usage, including an increase of 80.3% in Flash subscribers, from 17.3 million subscribers as of December 31, 2013 to 31.2 million subscribers as of December 31, 2014. SMS revenues increased by Rp900  billion, or 6.9%,  from Rp13,134  billion in 2013 to Rp14,034  billion in 2014.

The increased was partially offset by a decreased in revenues from Pay TV by Rp178 billion or 65.0%  from Rp274 billion in 2013 to Rp96  billion in 2014.

d.       Interconnection Revenues

Interconnection revenues decreased by Rp135 billion, or 2.8%, from Rp4,843 billion in 2013 to Rp4,708 billion in 2014 primarily due to a decrease in incoming calls to our subscribers.

e.        Network Revenues

Network revenues increased by Rp27 billion, or 2.2%, from Rp1,253 billion in 2013 to Rp1,280 billion in 2014 primarily due to an increase in our satellite transponder lease revenue by Rp278 billion, or 70.9%, from Rp392 billion in 2013 to Rp670 billion in 2014 as a result of an increase in satellite transponder capacity lease by 18.4% from 3,007 million Mhz in 2013 to 3,560 million MHz in 2014. This increase was partially offset by a decrease in leased lines revenue by Rp251 billion, or 29.2%.

f.        Other Telecommunications Revenues

Other telecommunications revenues increased by Rp815  billion, or 34.5%, from Rp2,360  billion in 2013 to Rp3,175  billion in 2014. The increase was primarily due to an increase in sales of handset of Rp498  billion, or 592.9%,an increase in tower leases  revenues of Rp130 billion, or 22.8%  and call center service of Rp241  billion, or 117.6%. The increase was partly offset primarily by a decrease in CPE and terminal by Rp39  billion, or 39.0%.

2.       Other Income

Other income decreased by Rp1,505 billion, or 58.3%, from Rp2,581 billion in 2013 to Rp1,076 billion in 2014 as we had recognized a gain on the sale of 80% of our ownership in PT Indonusa on 2013.

3.       Expenses

Total expenses increased by Rp3,767 billion, or 6.5%, from Rp57,850 billion in 2013 to Rp61,617 billion in 2014. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication services and depreciation and amortization.

a.       Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp2,956 billion, or 15.3%, from Rp19,332 billion in 2013 to Rp22,288 billion in 2014. The increase in operations, maintenance and telecommunication service expenses was primarily attributable to the following:

−         Operations and maintenance increased by Rp2,169 billion, or 22.5%, due to an increase in expenses associated with network maintenance to improve our cellular services;

−         Leased lines and CPE increased by Rp318  billion, or 72.3%;

−         Cost of handset sold increased  by Rp268 billion, or 175.2%.

−         Concession fees and USO charges increased by Rp233 billion or 14.0%

b.       Depreciation and Amortization

Depreciation and amortization increased by Rp1,373 billion, or 8.7%, from Rp15,805 billion in 2013 to Rp17,178 billion in 2014, primarily due to an increase in depreciation expense related to transmission installation and equipment as part of an effort to improve our service to customers and impairment of assets in our fixed wireless business of Rp805 billion. In 2014, we decided to cease our fixed wireless business by no later than December 14, 2015. We assessed the recoverable amount to be Rp549 billion as of December 31, 2014 and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount was  determined based on VIU calculation using the most recent cash flow projection approved by management. The cash flow projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of the service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from ours post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

c.        Personnel Expenses

Personnel expenses decreased by Rp53 billion, or 0.5%, from Rp9,829 billion in 2013 to Rp9,776 billion in 2014 due to a decrease in pension benefit cost by Rp345 billion, or 34.9%, and a decrease in post-employment health care benefit cost by Rp134 billion, or 35.1%. The decrease was partially offset by an increase in salaries and related benefits by Rp206 billion or 5.8% due to an increase in the number of employee by 1.1% from 25,011 employees as of December 31, 2013 to 25,284 employees as of December 31, 2014. This resulted in an increase in employees’ income tax by Rp157 billion, or 13.5% from Rp1,160 billion in 2013 to Rp1,317 billion in 2014.

d.       Interconnection Expenses

Interconnection expenses decreased by Rp34 billion, or 0.7%, from Rp4,927 billion in 2013 to Rp4,893 billion in 2014 primarily due to a decrease of Rp81 billion, or 2.2% in domestic interconnection and access expense. This decrease was partially offset by  an increase in international interconnection expense by Rp47 billion, or 3.9%.

e.        General and Administrative Expenses

General and administrative expense decreased by Rp192 billion, or 4.6%, from Rp4,155 billion in 2013 to Rp3,963 billion in 2014 primarily due to a decreased in provision for impairment of receivables by Rp805 billion, or 50.7%. This decrease was partially offset by increases  in general expense by Rp292 billion, or 43.3%, other general and administrative expenses by Rp122 billion, or 58.1% and training, education and recruitment expenses by Rp116 billion, or 28.2%.

f.        Marketing Expenses

Marketing expenses increased by Rp48 billion, or 1.6%, from Rp3,044 billion in 2013 to Rp3,092 billion in 2014 due to an increase of Rp80 billion, or 15.1% in customer education expenses primarily for our broadband service. The increase was partially offset by a decrease in advertising and promotion expenses by Rp18 billion, or 0.7%, due to the selective use of media for promotion and increased group synergy in marketing our products.

g.        Loss on Foreign Exchange - net

We posted loss on foreign exchange - net Rp14 billion in 2014, lower than Rp249 billion in 2013, due to a lower rate of US Dollar appreciation against the Rupiah, which appreciated by 1.7% in 2014 compared to 26.3% in 2013.

h.       Other Expenses

Other expenses decreased by Rp84 billion, or 17.5%, from Rp480 billion in 2013 to Rp396 billion in 2014.

4.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp1,445 billion, or 5.2%, from Rp27,727 billion in 2013 to Rp29,172 billion in 2014. Operating profit margin decreased from 33.4% in 2013 to 32.5% in 2014.

5.       Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp1,549 billion, or 5.7%, from Rp27,030 billion in 2013 to Rp28,579 billion in 2014. Pre-tax profit margin decreased from 32.6% in 2013 to 31.9% in 2014.

6.       Net Income Tax Expense

Net income tax expense increased by Rp441 billion, or 6.4%, from Rp6,900 billion in 2013 to Rp7,341 billion in 2014, in line with the increase in profit before income tax.

7.       Other Comprehensive Income (Expenses) – Net

Other comprehensive income-net decreased by Rp4,305 billion, or 84.2%, from Rp5,115 billion in 2013 to Rp810 billion in 2014 due to a decrease in defined benefit plan actuarial gain by Rp4,214 billion, or 84.3%.

8.       Net Comprehensive Income for the Year

Net comprehensive income for the year decreased by Rp3,197 billion, or 12.7%, from Rp25,245 billion in 2013 to Rp22,048 billion in 2014.

9.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp391 billion, or 2.8%, from Rp14,046 billion in 2013 to Rp14,437 billion in 2014.

10.    Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company decreased by Rp3,727 billion, or 19.6%, from Rp19,018 billion in 2013 to Rp15,291 billion in 2014.

11.    Profit per Share

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

For more detailed information regarding our segment information, see Note 35  to our Consolidated Financial Statements. Our segment results for the year 2013, 2014 and 2015 were as follows:

Telkom's Results of Operation By Segment	Years Ended December 31,
	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Corporate
Revenues
External revenues	17,041	18,763	21,072	1,528
Inter-segmen revenues	8,549	10,652	14,347	1,041
Total segment revenues	25,590	29,415	35,419	2,569
Total segment expenses	(20,375)	(22,575)	(28,305)	(2,053)
Segment results	5,215	6,840	7,114	516
Depreciation and amortization	(2,423)	(2,699)	(2,708)	(196)
Provision for impairment of receivables	(994)	(184)	(560)	(41)
Home
Revenues
External revenues	6,669	6,682	7,319	531
Inter-segmen revenues	2,794	2,667	4,352	316
Total segment revenues	9,463	9,349	11,671	847
Total segment expenses	(8,885)	(8,894)	(11,411)	(828)
Segment results	578	455	260	19
Depreciation and amortization	(1,487)	(1,495)	(1,203)	(87)
Provision for impairment of receivables	(390)	(467)	(297)	(22)
Personal
Revenues
External revenues	59,028	64,000	73,766	5,351
Inter-segment revenues	2,358	2,686	2,365	172
Total segment revenues	61,386	66,686	76,131	5,523
Total segment expenses	(39,463)	(44,769)	(51,303)	(3,722)
Segment results	21,923	21,917	24,828	1,801
Depreciation and amortization	(11,234)	(12,071)	(14,531)	(1,054)
Impairment of assets	(596)	(805)	-	-
Provision for impairment of receivables	(202)	(133)	(148)	(11)
Other
Revenues
External revenues	229	251	313	23
Inter-segment revenues	909	1,632	1,943	141
Total segment revenues	1,138	1,883	2,256	164
Total segment expenses	(1,008)	(1,718)	(2,040)	(148)
Segment results	130	165	216	16
Depreciation and amortization	(40)	(61)	(92)	(7)
Provision for impairment of receivables	(3)	-	(5)	(0)

Year ended December 31, 2015 compared to year ended December 31, 2014

Corporate Segment

Our corporate segment revenues increased by Rp6,004 billion, or 20.4%, from Rp29,415 billion in 2014 to Rp35,419 billion in 2015. The increase was primarily due to an increase in network revenues by Rp4,284 billion, or 101.2%, as a result of increases in leased line revenues by Rp4,144 billion, or 309.9% and transponder revenue by Rp252 billion or 10.1%. The increase was partially offset by a decrease in international leased line by Rp119 billion or 85.1%. Data and internet revenues increased by Rp939 billion, or 10.5%, due to an increase in data communication others revenues by Rp1,037 billion, or 318.4% which was partially offset by a decrease in high speed internet revenues by Rp86 billion or 8.6%. Interconnection revenues increased by Rp565 billion, or 11.1%, due to an increase in international IDD OLO revenues by Rp360 billion, or 35.5% and an increase in international IDD incoming revenues by Rp354 billion, or 16.0%. The increase was partially  offset by decreases of long distance cellular revenues by Rp89 billion or 2.2% and other local by Rp68 billion or 29.9%. Others telecommunications revenues increased by Rp418 billion, or 5.7%, due to an increase in call center services revenues by Rp591 billion, or 40.4%. The increase was partially  offset by a decrease in revenues from CPE and terminal by Rp225 billion or 24.3%, a decrease in fixed wireline by Rp212 billion or 5.6% due to a decrease in local usage revenues by Rp117 billion or 24.5%, long distance usage revenues by Rp53 billion or 12.3% and IDD 007 usage revenues by Rp22 billion or 16.9%.

Our corporate segment expenses increased by Rp5,730 billion, or 25.4%, from Rp22,575 billion in 2014 to Rp28,305 billion in 2015, primarily due to an increase in operation, maintenance and telecommunication services expenses by Rp3,467 billion, or 32.2% as a result of increases in operation and maintenance (O&M) expenses by Rp1,210 billion, or 57.9%, including increased cooperation expenses by Rp771 billion, or 27.2%, leased lines and CPE expenses by Rp716 billion, or 61.7%, cost of IT services by Rp525 billion, or 146.8%, O&M supporting facilities expense by Rp130 billion or 36.0%, transportation expense by Rp65 billion or 7.3% and O&M land and building expense by Rp46 billion or 14.4%. Interconnection expenses increased by Rp779 billion, or 19.4%, as a result of an increase in international IDD007 interconnection expenses by Rp530 billion, or 28.1% and Telkom Global international interconnection expenses by Rp258 billion, or 95.8%. Personnel expense increased by Rp534 billion, or 14.9%, due to an increase in early retirement program expenses by Rp246 billion or 100.0%, bonuses expenses increased by Rp179 billion, or 31.7% and personnel expense increased by Rp101 billion or 16.7%. Others expenses increased by Rp886 billion, or 293.5%, due to increases inpenalty and commitment charge by Rp460 billion or 100.0%, income tax expenses by Rp117 billion, or 25,415.4%, others non-operating expenses by Rp265 billion, or 127.3%, and tax expense by Rp33 billion or 82.9%. Marketing expense increased by Rp49 billion or 6.7% due to an increase in advertising and promotion expenses by Rp43 billion or 10.2%.

Home Segment

Our home segment revenues increased by Rp2,322 billion, or 24.8%, from Rp9,349 billion in 2014 to Rp11,671 billion in 2015 mainly due to an increase in data and internet revenues by Rp1,361 billion, or 32.3%, as a result of an increase in data communication others by Rp722 billion, or 26.3%, increase in Pay TV revenues by Rp341 billion, or 451.7%, in line with the increase in the IndiHome subscribers more than 1 million subscribers, while high speed internet revenues increased by Rp150 billion, or 4.0% and high speed internet monthly subscription increased by Rp52 billion or 408.7%. Other telecommunication revenues increased by Rp1,118 billion, or 164.6%, primarily due to an increase in sales of handset. The increase was partially  offset by a decrease in other revenue by Rp49 billion or 21.9% and fixed wireline revenue by Rp25 billion or 0.6%.

Our home segment expenses increased by Rp2,517 billion, or 28.3% from Rp8,894 billion in 2014 to Rp11,411 billion in 2015. This increase was primarily due to an increase in operation, maintenance and telecommunication services expenses by Rp1,932 billion, or 79.2%, due to an increase in terminal/handset expenses by Rp1,071 billion, or 258.4%, increase in cooperation expenses by Rp552 billion, or 349.6%, increase in leased lines and CPE expenses by Rp403 billion, or 322.2%, which were partially offset by a decrease in insurance expense by Rp40 billion or 33.4% and vehicle rent by Rp30 billion or 30.7%. Personnel expenses increased by Rp508 billion, or 15.4%, due to an increase in early retirement program expenses by Rp328 billion or 100.0%, bonuses expenses increased by Rp231 billion, or 35.1%, net periodic post-retirement healthcare benefits increased by Rp81 billion or 192.1% and partially offset by a decrease in net periodic pension costs by Rp156 billion or 51.2%. Other expense increased by Rp606 billion or 1,444.9% due to an increase in penalty and commitment charge by Rp364 billion or 100.0% and others non-operating expense by Rp243 billion or 1,151.1%. The increase was partially offset by a decrease in general administrative expense by Rp291 billion or 19.7% due to a decrease in provision for impairment of receivables by Rp160 billion or 35.1% and training, education and recruitment by Rp119 billion or 46.4%. While depreciation and amortization expense decreased by Rp291 billion or 19.4%.

Personal Segment

Our personal segment revenues increased by Rp9,445 billion, or 14.2% from Rp66,686 billion in 2014 to Rp76,131 billion in 2015, mainly due to an increase in data and internet revenues by Rp7,083 billion, or 25.7%, due to an increase in cellular data communication revenues by Rp6,015 billion, or 44.5%, in line with the increase in Telkomsel Flash subscribers 40.3% from 31.2 million as of December 31, 2014 to 43.8 million as of December 31, 2015, payload data increased by 109.6% to 492,245 TB in 2015. Cellular SMS revenues increased by Rp1,195 billion, or 8.6% as a result of cluster based pricing implementation. The increase is partially offset by a decrease in SMS fixed wireless by Rp100 billion or 97.0%. Cellular revenues increased by Rp3,088 billion, or 9.1%, due to an increase in cellular commitment revenues by Rp2,083 billion, or 28.3%, in line with increased cellular subscribers by 8.6% to 152.6 million in 2015, cellular long-distance usage by Rp658 billion, or 7.0%, cellular feature revenues by Rp286 billion, or 37.5%.

The increase was partially  offset by a decrease in fixed wireless revenue by Rp437 billion or 82.5% because of the termination of Flexi, decrease in local used by Rp119 billion or 71.9%, long distance usage by Rp266 billion or 89.4% and monthly subscription by Rp49 billion or 78.1%. The other revenues decreased by Rp110 billion or 50.0% due to a decrease in others non operating income.

Our personal segment expenses increased by Rp6,534 billion, or 14.6% from Rp44,769 billion in 2014 to Rp51,303 billion in 2015, primarily due to an increase in operation, maintenance and telecommunication services expenses by Rp4,540 billion, or 21.9%, due to the increase in manage capacity service by Rp1,686 billion or 100.0%, increase in O&M power supply expense by Rp906 billion, or 43.8% in line with the growth in the BTSs of Telkomsel by 20.9% to 103,289 units in 2015, and O&M transport expenses increased by Rp749 billion, or 16.2%, O&M radio base station increased by Rp1,024 billion, or 24% and rental expense increased by Rp210 billion or 23.2%.

Depreciation and amortization expenses increased by Rp2,460 billion, or 12.8%, mainly due to an increase in depreciation of transmission installation and equipment by Rp1,771 billion, or 21.8%, increase in amortization by Rp226 billion, or 67.3%, and increases in depreciation of leased assets by Rp216 billion or 34.1%, increase in depreciation of building by Rp20 billion or 76.6%, increase in depreciation of cable network by Rp55 billion or 103.9%, increase in depreciation switching by Rp13 billion or 1.1%, increase in depreciation of leasehold by Rp17 billion or 34.5% and increase in depreciation of vehicles by Rp3 billion or 11.4%. Personnel expenses increased by Rp1,091 billion, or 39.9%, primarily due to an increase in bonuses expenses by Rp497 billion, or 87.2%, increase in employees income tax expenses by Rp200 billion, or 44.6%, increase in early retirement program expenses by Rp216 billion or 100% and increase in long service award increased by Rp190 billion or 165.5%.

The increase was partially offset by a decrease in interconnection expenses by Rp1,481 billion, or 31.3%, due to a decrease in Blackberry cooperation expenses by Rp1,078 billion, or 69%, in line with decreased of Blackberry subscribers by 31.7% to 4.0 million subscribers as of December 31, 2015 and a decrease in cellular to IDD interconnection expense by Rp331 billion, or 54.1%. General administration expense decreased by Rp66 billion or 4.1% due to a decrease in collection expense by Rp270 billion or 38.3%, partially offset by increased professional fees by Rp118 billion or 98.7%, training, education and recruitment by Rp28 billion or 40.6%, social contribution by Rp22 billion or 83.6%  and provision for impairment of receivables by Rp15 billion or 11.5%. Foreign exchange loss decreased by Rp55 billion or 53.5%.

Other Segment

Our other segment revenues increased by Rp373 billion, or 19.8%, from Rp1,883 billion in 2014 to Rp2,256 billion in 2015, mainly due to an increase in leased revenues by Rp225 billion, or 20.8%, due to an increase in building maintenance revenue by Rp193 billion, or 20.5% and an increase in building leased revenues by Rp28 billion, or 22.6%. Other telecommunication increased by Rp148 billion or 18.4% due to others revenues increased by Rp72 billion, or 329.1%, transport management service revenues increased by Rp50 billion, or 40.1%, and security service revenues increased by Rp44 billion, or 13.6%. The increase was partiallyoffset by a decrease in project management revenue by Rp30 billion or 13.7%.

Our other segment expenses increased by Rp322 billion, or 18.7%, from Rp1,718 billion in 2014 to Rp2,040 billion in 2015, mainly due to an increase in operation, maintenance and telecommunication service expense by Rp246 billion, or 16.7%, due to an increase in cooperation expenses by Rp112 billion, or 71.7%, vehicles rental and supporting facilities by Rp42 billion, or 43.9%, electricity, gas and water expenses by Rp44 billion, or 6.8%, and security operational expenses by Rp44 billion, or 15.7%.

Depreciation expenses increased by Rp35 billion, or 67.2%, mainly due to an increase in depreciation of power supply, depreciation of vehicles, and depreciation of building. General and administration expense increased by Rp20 billion, or 53.6%, primarily due to an increase in provision for impairment of receivables by Rp5 billion, or 2,793.9%, meeting expenses by Rp4 billion, or 155.7%, and professional fees expenses by Rp3 billion, or 224.0%. Personnel expenses increased by Rp16 billion, or 12.9%, due to an increase in outsourcing expenses by Rp6 billion, or 11.9%, bonuses expenses by Rp4 billion, or 61.9%, pension assistance expense by Rp3 billion, or 158.9% and incentives expenses by Rp2 billion, or 20.8%, meanwhile marketing expenses increased by Rp2 billion, or 19.7%.

Year ended December 31, 2014 compared to year ended December 31, 2013.

Corporate Segment

Our corporate segment revenues increased  by Rp3,825 billion, or 14.9%, from Rp25,590 billion in 2013 to Rp29,415 billion in 2014. The increase was primarily due to an increase in others telecommunications by Rp1,829  billion, or 40.5%, reflecting an increase in tower lease revenue by Rp678 billion, or 34.1%, in line with growth in the number of BTSs by 31.2% and tower tenants by 31.4%, an increase in call center service revenue by Rp429 billion, or 41.5%, an increase in management service revenue by Rp391 billion, or 1,261.7%, and an increase in E-payment revenue by to Rp341 billion, or 180.7%. Network revenue increased by Rp682 billion, or 19.5%, due to an increase in transponder revenue by Rp805 billion, or 48.5%, which was partially offset by a decrease in leased line revenue Rp129.4 billion, or 8.0%. Data and internet revenue increased by Rp1,001 billion, or 12.5%, due to an increase in Astinet revenue of Rp391 billion, or 71.2%, and an increase in Metro E revenue by Rp430 billion or 43.3%. Interconnection revenues increased by Rp317 billion, or 6.7%, due to an increase in our wholesale voice revenue by Rp146 billion, or 25.1%, an increase in SLI 007 incoming interconnection revenue by Rp91 billion, or 6.1%, and an increase in local cellular by Rp59 billion or 7.4%.

Our corporate segment expenses increased  by Rp2,200 billion, or 10.8%, from Rp20,375 billion in 2013 to Rp22,575 billion in 2014, primarily due to an increase of Rp1,220 billion, or 12.9% in operating and maintenance expenses as a result of higher tower rent expenses which increased by Rp599 billion, or 129.2%, site operating expense which increased by Rp301 billion, and managed services expense which increased by Rp292 billion or 1,928.1%. Depreciation expense increased by Rp322 billion, or 14.7% due to an increase in depreciation of equipment and installation of transmission by Rp187 billion, or 33.7% and an increase in depreciation expense of power supply by Rp115 billion, or 50.7%. Interconnection expenses increased by Rp178 billion, or 4.6%, and foreign exchange gain decreased by Rp616 billion, or 92.5%.

Home Segment

Our home segment revenues decreased  by Rp114 billion, or 1.2%, from Rp9,463 billion in 2013 to Rp9,349 billion in 2014 primarily due to a  decline in wireline revenues by Rp302 billion, or 6.5% as a result of a decrease in local usage. This decrease was partially offset by the increase in data and internet revenues by Rp57  billion, or 4.5%, due to an  increased in speedy revenue in line with customer growth from 3.0 million as of December 31, 2013 to 3.4 million, or 12.8%, in as of December 31, 2014. Network revenue increased Rp84 billion, or 2,504.7%.

Our home segment expenses increased by Rp9 billion, or 0.1% from Rp8,885 billion in 2013 to Rp8,894 billion in 2014, primarily due to a decrease in other income by Rp739 billion, or 77.3%. This increase was partially offset by a decrease in operating expense by Rp266 billion, or 2.9% and an increase in gain on foreign exchange by Rp418 billion, or 109.7%.

Personal Segment

Our personal segment revenues increased  by Rp5,300 billion, or 8.6% from Rp61,386 billion in 2013 to Rp66,686 billion in 2014, primarily due to an increase in data and internet revenues (including SMS) by Rp4,270 billion, or 18.3%, primarily due to an increase in cellular internet data by Rp3,538 billion, or 34.1%, due to a 48.3% increase in the number of data user subscribers to 67.9 million as of December 31, 2014 (including pay as you use) and a 234,862 TB, or 6.3%, increase in payload data traffic. SMS cellular revenue increased Rp1,017 billion, or 7.9%. Revenue from mobile cellular increased by Rp2,035 billion, or 6.3%, due to an increase in monthly cellular subscription revenue by Rp1,200 billion, or 17.8%, an increase in mobile long distance revenues by Rp488 billion, or 5.4%, and an increase in local cellular revenues by Rp381 billion, or 2.7%, supported by the increase in mobile subscriber by 7.0% from 131.4 billion in 2013 to 140.6 billion in 2014. Chargeable MoU increased by 15.0% to 161.4 billion minutes in 2014. Network revenue increase Rp215 billion, or 48.9% due to an increase in leased line collocation. This increases were partially offset by a decrease in fixed wireless revenue Rp468 billion, or 46.9%, other telecommunication revenue Rp687 billion, or 135.3%, and interconnection revenue Rp64 billion, or 1.6%.

Our personal segment expenses increased by Rp5,306 billion, or 13.4% from Rp39,463 billion in 2013 to Rp44,769 billion in 2014, primarily due to an increase in operation and maintenance expenses by Rp4,193 billion, or 25.4%, due to an increase of antenna and tower expense by Rp1,014 billion, or 40.8%, and an increase in radio base station expense by Rp447 billion, or 11.7%, due to the growth in the number of BTSs by 22.3% from 69,864 unit as of December 31, 2013 to 85,420 units as of December 31, 2014. Leased line expense also increased by Rp799 billion, or 8,027.4%, satellite transmission expense increased by Rp411 billion, or 9,724.6%, and O&M personnel outsourcing expense increased by Rp432 billion. Land and buildings expenses increased by Rp270 billion, or 65.5%, in line with the increase in the number of BTS and GraPARI centers. USO expense increased by Rp223 billion, or 29.4%. Operating and maintenance supporting facilities increased by Rp181 billion, or 6.6%, rental expense increased by Rp159 billion, or 21.3%, radio frequency usage charges increased by Rp158 billion, or 4.7%, and operating and maintenance network increased by Rp93 billion, or 2,657.8%. Depreciation expense increased by Rp964 billion, or 8.3%, due to the increase in depreciation of equipment and installation of transmission by Rp1,279 billion, or 18.6%, which were partially offset by a decreased in depreciation expense lease assets - equipment and installations transmission by Rp264 billion, or 29.5%.

Other Segment

Our other segment revenues increased  by Rp745 billion, or 65.5%, from Rp1,138 billion in 2013 to Rp1,883 billion in 2014 primarily due to an increase in building management revenue by Rp499 billion, or 112.6%, due to an increase in building area leased by 5.5%, an increase in transport management services revenue by Rp66 billion, or 116.8%, an increase in security services revenue by Rp55 billion, or 20.6%, an increase in project management revenue by Rp50 billion, or 29.6%, and an increase in property development revenue by Rp44 billion, or 62.1%.

Our other segment expenses increased  by Rp710 billion, or 70.4%, from Rp1,008 billion in 2013 to Rp1,718 billion in 2014 primarily due to an increase in operating and maintenance expense by Rp653 billion, or 79.0%, primarily due to an increase in electric costs by Rp495 billion, or 345.8%, an increase in security services expenses by Rp41 billion, or 17.2%, due to the addition of personnel and salary increases as regional minimum wage increased, an increase in transport management expense by Rp38 billion, or 321.7%, and an increase in personnel expenses by Rp27 billion, or 28.7%, due to an increase in outsourcing expense.

B.      LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.      Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. As of December 31, 2015, we had Rp28,117 billion in cash and cash equivalents available, an increase of  Rp10,445 billion compared to Rp17,672 billion as of December 31, 2014.

Cash receipts from  revenues comprised primarily cash receipts from revenue from  customer, which amounted to Rp98,002 billion,  and are used for payment of operating  expenses, acquisition of property and equipment, intangible assets, long-term investment and business, placement in time deposits, payment of cash dividends and repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2015, our current ratio was to 135.3% compared to 106.1%  as of December 31, 2014.

B.      External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes payable, and two-step loans. In   2015, we used external liquidity from loans  and other borrowing of Rp20,561  billion.

C.      External Outstanding Liquidity Sources

As of December 31, 2015, we had undrawn loan facilities which include the following sources of unused liquidity:

-         BNI loan facility in the amount of Rp2,572  billion;

-         Bank CIMB Niaga loan facility in the amount of Rp582  billion;

-         Bank ANZ loan facility in the amount of Rp410  billion;

-         The Bank of Tokyo Mitsubishi UFJ, Ltd loan facility in the amount of Rp380  billion;

-         PT Bank Sumitomo Mitsui Indonesia loan facility in the amount of Rp380  billion;

-         Bank Mandiri loan facility in the amount of Rp75  billion;

-         Bank Rakyat Indonesia  loan facility in the amount of Rp42  billion;

-         Bank Ekonomi Raharja loan facility in the amount of Rp41  billion;

-         Bank Syariah Mandiri loan facility in the amount of Rp346  million;

-         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp103 million.

Net Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Years Ended December 31,
	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	36,574	37,736	43,669	3,168
used in investing activities	(22,702)	(24,748)	(27,421)	(1,989)
used in financing activities	(13,327)	(10,083)	(6,407)	(465)
Net increase in cash and cash equivalents	545	2,905	9,841	714
Effect of exchange rate changes on cash and cash equivalents	1,039	71	604	44
Cash and cash equivalents at beginning of year	13,118	14,696	17,672	1,282
Ending balance of disposed subsidiary	(6)	-	-	-
Cash and cash equivalents at end of year	14,696	17,672	28,117	2,040

Year ended December 31, 2015 compared to year ended December 31, 2014

As of December 31, 2015, total cash and cash equivalent amounted to Rp28,117 billion, increased  by Rp10,445 billion, or 59.1% compared to 2014.

In 2015, operating activity accounted for the largest cash receipts Rp102,663 billion, or 82.7%, followed by financing activity amounted to Rp20,634  billion, or 16.6% and investing activity amounted to Rp906  billion, or 0.7%. In total, cash receipts increased by Rp13,859 billion, or 12.6%  compared to 2014.

Cash used for operating activities amounted to Rp58,994 billion, or 51.6% of total cash expenditures in 2015. Cash used in investment activities amounted to Rp28,327 billion, or 24.8% of total cash expenditures in 2015 and financing activities amounted to Rp27,041 billion, or 23.6% of total cash expenditures in 2015. Compared to 2014, cash disbursement in 2015 increased  by Rp6,923  billion, or 6.4%.

Cash Flows from Operating Activities

Net cash provided by operating activities in 2015 was Rp43,669 billion (US$3,168  million) compared to Rp37,736 billion in 2014.

Cash receipts from operating activities amounted to Rp102,663 billion, increase by Rp12,300 billion, or 13.6% compared to 2014. The cash receipts from operating activities came from:

-       Cash receipts from customers and other operator amounted to Rp100,702  billion, which increased  by Rp11,575 billion, or 13.0% compared to 2014.

-       Interest income received amounted to Rp1,386 billion, which increased by Rp150 billion, or  12.1% compared to 2014.

Cash disbursements from operating activities amounted to Rp58,994 billion in 2015, which increased  by Rp6,367 billion, or 12.1% compared to 2014. Cash disbursements included primarily the following:

-       Cash disbursements for expenses amounted to Rp35,922  billion, which increased  by Rp2,798 billion, or 8.4% compared to 2014.

-       Cash disbursements for employees amounted to Rp10,940 billion, which increased by Rp1,346 billion, or  14.0% compared to 2014.

-       Payment for corporate and final income taxes  amounted by Rp9,299 billion, which increased by Rp1,863 billion, or  25.1% compared to 2014.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2015 was Rp27,421 billion (US$1,989 million) compared to Rp24,748 billion in 2014.

Cash receipts from investing activities amounted to Rp906 billion in 2015,  which decreased  by Rp6,006 billion, or 86.9% compared to 2014. The cash receipts from investing activities came from:

-       Proceeds from sale of property and equipment amounted to Rp733  billion, which increased by Rp232 billion, or 46.3% compared to 2014.

-          Claim for insurance amounted to Rp119 billion, which decreased by Rp93 billion or 43.9%  compared to 2014.

Cash disbursements from investing activities amounted to Rp28,327 billion in 2015, a decrease by Rp3,333 billion, or 10.5% compared to 2014. Cash disbursements were used for:

-       Acquisition of property and equipment amounted to Rp26,499 billion, which increased by Rp1,701 billion, or  6.9% compared to 2014.

-       Acquisition of intangible assets amounted to Rp1,439 billion, which increased by Rp111 billion, or  8.4% compared to 2014.

-       Placements in time deposit amounted to Rp105  billion.

Cash Flows from Financing Activities

Net cash flows used in financing activities in 2015 was Rp6,407 billion (US$465 million),  compared with Rp10,083 billion in 2014.

Cash receipts from financing activities amounted to Rp20,634 billion, increase by Rp7,565 billion, or 57.9% compared to 2014. The cash receipts from financing activities came from:

-       Proceeds from long-term bank loans  amounted to Rp10,698 billion,  which increase by Rp4,072 billion, or 61.5%  compared to  2014.

-       Proceeds  from short-term amounted to Rp2,558 billion,  which decreased by Rp1,022 billion, or  28.5% compared to 2014.

-       Proceeds  from bonds  amounted to Rp6,985 billion.

-       Proceeds  from sale of treasury stock amounted to Rp68 billion.

Cash disbursements from financing activities amounted to Rp27,041 billion, which increased  by Rp3,889 billion, or 16.8% compared to 2014. Cash disbursements included primarily the following:

-       Cash dividends  paid to the Company’s stockholders and to non-controlling stockholders of subsidiaries amounted to Rp8,783 billion and Rp7,831 billion.

-       Repayment two step and bank loan amounted Rp4,749 billion, which increased by Rp211 billion, or 4.6% compared to 2014.

-       Repayment of short-term amounted to Rp3,987 billion, which decreased by Rp1,740 billion, or  77.4% compared to 2014.

-       Payment for bonds amounted to Rp1,005 billion.

Year ended December 31, 2014 compared to year ended December 31, 2013

In 2014, operating activity accounted for the largest cash receipts Rp90,363 billion, or 81.9% of total, an increase compared to Rp82,768 billion in 2013, in line with the increasing receipts from customers. Proceeds from financing activities amounted to Rp13,069 billion and proceeds from investment activities amounted to Rp6,912 billion in 2014 compared to Rp5,956 billion and Rp1,654 billion in 2013. This increase came primarily from time deposits and bank loans.

The majority of cash used for operating activities amounted to Rp52,627 billion, or 49.0% of total expenditure in the year 2014 for employee, operating and maintenance, followed by expenditures for investment activities amounted to Rp31,660 billion, or 29.5%, mostly for the purchase of property and equipment, and financing activities amounted to Rp23,152 billion, or 21.5% for the payment of cash dividends and bank loans.

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

Current Assets

As of December 31, 2015, our current assets were Rp47,912 billion (US$3,476 million) compared  to Rp34,294 billion as of December 31, 2014. The increase  in current assets was mainly due to:

-       an increase in our cash and cash equivalents Rp10,445 billion, or 59.1% primarily in time deposits;

-       an increase in prepaid taxes of  Rp1,504 billion, or 130.4%;

-       an increase in our advances and prepaid expenses of Rp1,106 billion, or 23.4% , and

-       an increase in trade and other receivables of Rp492 billion, or 6.7%.

Current Liabilities

Current liabilities were Rp35,413 billion (US$2,569  million) as of December 31, 2015 and Rp32,318 billion as of December 31, 2014.

This increase  was primarily due to:

-          an increase of Rp3,036 billion, or 58.3%,  in accrued expenses;

-          an increase of Rp1,808 billion or 14.5%,  in trade and other payables;

-          an  increase of Rp596 billion, or 68.1%, in other tax liabilities;

-          an  increase of Rp397 billion, or 10.0%, in unearned income;

-          an  increase of Rp301 billion, or 20.1%, in current income tax liabilities, and

-          an  increase of Rp222 billion, or 38.1%, in advances from customer and supplier.

This increase was partially offset by a decrease in current maturities on long-term liabilities of Rp2,057 billion, or 34.9%  and short-term bank loans of Rp1,208 billion, or 66.7%.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to Rp1,976 billion as of December 31, 2014 and Rp12,499 billion (US$907 million) as of December 31, 2015. The increase in net working capital was primarily due to:

-         An increase in cash and cash equivalents  of Rp10,445  billion;

-         An increase in prepaid other taxes of Rp1,504 billion;

-         An increase in advance and prepaid expenses of Rp1,106 billion;

-         A  decrease in  current maturities of long-term liabilities of Rp2,057 billion;

-         A  decrease in  short-term bank loans of Rp1,208 billion; and offset by

-         An increase  in accrued expenses of Rp3,036 billion;

-         An increase in trade and other payables of Rp1,808 billion;

-         An increase in other taxes  liabilities of Rp596 billion;

-         An increase in unearned income of Rp397 billion.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital requirements will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

CAPITAL STRUCTURE

Our capital structure as of December 31, 2015 is described as follows:

	Amount (Rp billion)	Portion (%)
Short-term Debt	602	0.6
Long-term Debt	34,010	31.0
Total Debt	34,612	31.6
Equity attributable to owners	74,934	68.4
Total	109,546	100.0

(1) The amounts as of December 31, 2013, 2014 and 2015 were translated into Rupiah at Rp12,170, Rp12,385 and Rp13,785 = US$1, respectively, being the Reuters average rates for US Dollar at each of those dates

(2) The amounts as of December 31, 2013, 2014 and 2015 translated into Rupiah at Rp115.77, Rp103.59 and Rp114.52 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BCA, we are required to maintain a debt to equity ratio should not exceed 2.5 and debt service coverage ratio should not be less than 1.0.  As of December 31, 2015, our debt to equity ratio was 0.37 and our debt service coverage ratio was 3.94 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company’s management policies related to capital, see Note 39  to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term liabilities, long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2013, 2014 and 2015 were as follows:

	As of December 31,
	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesia Rupiah	17,543	20,013	31,041	2,252
US Dollar[1]	1,734	2,643	2,779	202
Japanese Yen[2]	979	796	792	57
Total	20,256	23,452	34,612	2,511

(1) The amounts as of December 31, 2013, 2014 and 2015 were translated into Rupiah at Rp12,170, Rp12,385 and Rp13,785 = US$1, respectively, being the Reuters average rates for US Dollar at each of those dates

(2) The amounts as of December 31, 2013, 2014 and 2015 translated into Rupiah at Rp115.77, Rp103.59 and Rp114.52 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates

Of our total indebtedness, as of December 31, 2015, Rp4,444  billion, Rp12,719 billion, Rp7,171 billion and Rp10,278 billion were scheduled for repayment in 2016, 2017-2018, 2019-2020 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 17 and 18 to our Consolidated Financial Statements.

CAPITAL EXPENDITURES

In 2015, we incurred capital expenditures of Rp26,401 billion (US$1,915 million). Our capital expenditures are grouped into the following categories for planning purposes:

-          Broadband services, which consist of broadband, IT, application and content and service node;

-          Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP  backbone and satellite;

-          Optimizing legacy, for fixed lines; and

-          Capex supports.

Of our Rp26,401 billion capital expenditure in 2015, Telkom, as parent company,  incurred capital expenditures of Rp9,641 billion (US$699 million), Telkomsel incurred capital expenditures of Rp11,321 billion (US$821 million) and our other subsidiaries incurred capital expenditures of Rp5,439 billion (US$395 million). The following table sets forth our capital expenditure breakdown between Telkom as parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2013	2014	2015
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	5,313	8,099	9,641	699
Subsidiaries
Telkomsel	15,662	13,002	11,321	821
Others	3,923	3,560	5,439	395
Subtotal for subsidiaries	19,585	16,562	16,760	1,216
Total for Telkom Group	24,898	24,661	26,401	1,915

Material Commitments for Capital Expenditures

As of December 31, 2015, we had material commitments for capital expenditures under contractual arrangements totaling Rp15,061  billion, principally relating to procurement and installation of data, internet and information technology, cellular, switching network, transmission equipment and cable network in Indonesia.

Capital Expenditures Committed under Contractual Agreement as of December 31, 2015

Currencies	Amounts in Foreign Currencies (in millions)	Equivalent in Rupiah (in billions)

Rupiah	-	10,648
US Dollar	320	4,410
Euro	0.21	3
Total		15,061

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 36a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2016, we expect that our capital expenditure to revenue ratio will be approximately in the range of 25%-30%. We expect that the most significant proportions of capital expenditure will be allocated to broadband services,  with a portion of the increase allocated to our subsidiaries. We expect to fund the above commitments with our internal and external source of funds.

The realization and use of future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to changes in the Indonesian and global economy, the Rupiah/US Dollar or other applicable foreign exchange rates, the availability of supply or vendor or other financing on terms acceptable to us, and also any technical or other problems in the implementation.

Critical Accounting Policies, Estimates and Judgments

For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2  to our Consolidated Financial Statements.

New Standards and Interpretations

See Note 42 to our Consolidated Financial Statements for a discussion of the new standards, amendments to standards and interpretations not yet effective for the year ended December 31, 2015 which have not been applied in preparing the Consolidated Financial Statements.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As a technology-based company, we continue to focus on product and service innovation through ongoing research and development programs. Our research and development activities are conducted under the Innovation and Strategic Portfolio Directorate, Innovation and Design Center (“IDeC”) unit, now under our Digital Service Division. Our IDeC  unit was mandated to enhance current operated service and infrastructure, and innovate new businesses by creating new products and solutions, and leveraging infrastructure technology to create new products and solutions.

Continuing our programs in 2014, we strengthened our innovation activities in 2015 by:

-    Designing new service platforms  that are fundamental to the development of the ecosystem for new businesses, such as Open Platform for Connected Home Services (such as developing and building interoperable platforms  with various application services to support and facilitate the success of our IndiHome service), Interoperable Payment Platform (such as designing the  development of a payment platform to build ePayment Environment as an applications laboratory test bed), and Smart Local Government Service Platform (such as a prototype integrated government service platform which was developed in cooperation with a third party and our subsidiary).

-    Designing and developing vertical industry applications/services both for enhancing current services and creating new services such as Shopping Experience over  TV and Home Control for our IndiHome fiber broadband service, Digital Payment for Games and e-Commerce, Smart City applications, and SME enhancement applications.

-    Enhancing open innovation activities by endorsing startups products to market and fundraising to obtain follow on funding. In 2015, we  received 709 proposals from startup to join our Indigo Incubator Program for external innovations. Some of the startups have already succeeded in the market and strengthened our business portfolio. These include startups in various segments, including in the SME segment (Startup: Jarvis, Run System), Mobile segment (Startup: Kakatu, Siji), and Enterprise segment (Startup: Goers, Privygate). Other startups are also in process of commercialization within our Telkom Group. Three of our startups have also obtained follow on funding from external investors.

-    Conducting joint innovation research and development with partners to enhance current products and create new business models for future revenue generators. In first half of 2015, we had two joint innovation programs with ZTE for IPTV enhancement and Huawei for future broadband business models and services.

These activities were aimed to support our transformation into digital business company. Some of our business that leveraged on technology and new products development were:

Product/Business	Impact of technological or new products development
IndiHome Fiber

-  Enable faster and aesthetic installation on premises by designing and implementing OTP Box and transparent optical fiber.

-  Creating new business opportunities on IndiHome by introducing and standardizing hybrid set top boxes to the market.

Smart City

Improvement of city service quality by introducing some smart city services/applications to local governments and societies. The products introduced included City Information for tourism ecosystem, Panic Button and City Surveillance System for city security protection, Electronic Government Application for government public services, and Big Data Analytic to enable accurate government decision support system.

UPoint Payment Platform	Facilitate increase in payment transactions, especially for games and applications, by introducing new payment model for mobile communication users.
Managing Open Innovation

-  Emergence of many new digital applications to amplify our digital business by managing open innovation in our Indigo Program. The products being developed in our Indigo Incubator Program cover almost all of our business portfolios (personal, home, SME, enterprise).

-  By operating a subsidiary for corporate venture capital, we also increase the values of our startups in the market.

We routinely make investments to improve products and services. Total expenditure for such investments was approximately Rp14  billion, Rp4  billion and Rp11  billion in 2013, 2014 and 2015, respectively.

D.      TREND INFORMATION

The significant trends, or developments that have had in recent years, and may have in the future, a material impact on our results of operations, financial condition and capital expenditures, include (i) an increase in revenues from data, internet and information technology services revenues, and (ii) a decrease in fixed lines telephone revenues. See “Operating Results”.

We believe favorable external factors, among others, will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet and information technology services. Indonesia's economy recorded a relatively robust growth in recent years despite a sluggish global economy. With good economic fundamentals, Indonesia’s national economy is expected to continue to grow steadily, with a corresponding increase in consumer purchasing power, which in turn is expected to result in higher demand for telecommunications services, for both basic telecommunications services as well as the more sophisticated value-added services that are part of the increasingly prevalent digital lifestyle in modern societies.

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

The relatively high penetration of the mobile market make continued growth in penetration increasingly limited, with the number of SIM card users reaching saturation level. However, we believe the shift in consumer preferences towards a digital lifestyle, including the increasing adoption of smart phones and devices, will be a key factor that we expect will drive our business in the future. We believe this will lead to continuing increase in broadband demand (including mobile broadband), compensating for the decline of our legacy business (both fixed wireline and cellular telephone revenue and SMS revenue). We expect the increase in demand for internet and data communications and corporate internet to continue in 2016 as we increase our capacity to cover more small and medium enterprises.

E.      OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2015.

Contractual Obligation	By Payment Due Date
	Total	Less than 1 year(7)	1-3 years(7)	3-5 years(7)	More than 5 years(7)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(5)	29,430	3,201	11,423	5,961	8,845
Capital Lease Obligation(2)	4,580	641	1,296	1,210	1,433
Interest on Long-Term Debts and Capital Lease(6)	17,845	3,066	4,793	2,912	7,074
Operating Lease(3)	42,464	4,948	14,439	4,791	18,286
Unconditional Purchase Obligations(4)	15,061	15,061	-	-	-
Total	109,380	26,917	31,951	14,874	35,638
(1) See notes 17and18 to our Consolidated Financial Statements
(2) Related to the leases of the slot site of the tower, transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles and CPE assets
(3) Related to leases of leased line, telecommunication equipment and land and building
(4) Capital Expenditure committed under contractual arrangements
(5) Excludes the related contractually committed interest obligations
(6) See item 3 "Key Information - Business Overview - Risk Factors - Risk Related to Our Business - Financial Risks - We are exposed to interest rate risk"
(7) Less than 1 year = 2016, 1-3 years = 2017-2018, 3-5 years = 2019-2020, more than 5 years = 2021 and thereafter

See Note 36 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit provision. In 2015, we did not contribute to our defined benefit pension plan and post-employment health care benefit provision. See Note 32  to our Consolidated Financial Statements.

G.      SAFE HARBOR

All information that is not historical in nature disclosed under “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Forward-Looking Statements".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

In accordance with the Indonesian Company Law, we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards.

The members of the Board of Commissioners and Board of Directors are elected and dismissed by shareholders’ resolutions at a GMS. As stated in our Articles of Association, to be elected, candidates must be nominated by the Government as holder of the Series A Dwiwarna Share. The term of office for each Commissioner and Director commences at the closing of the GMS which appoints such Commissioner or Director or such other time as specified by such GMS, and terminates at the closing of the fifth AGMS held after his/her appointment. Shareholders, through an AGMS or an EGMS, have the right to discharge a Commissioner or Director at any time before the expiration of his/her term of office.

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of seven members, one of whom is designated the President Commissioner. As of December 31, 2015, the Board of Commissioners consisted of seven members as listed below:

Name	Age	Date of Birth	Commissioner Since	Position
Hendri Saparini	51	June 16, 1964	2014	President Commissioner
Hadiyanto	53	October 10, 1962	2012	Commissioner
Dolfie Othniel Fredric Palit	47	October 27, 1968	2014	Commissioner
Margiyono Darsasumarja	39	September 14, 1976	2015	Commissioner
Parikesit Suprapto	64	August 8, 1951	2012	Independent Commissioner
Rinaldi Firmansyah	55	June 10, 1960	2015	Independent Commissioner
Pamiyati Pamela Johanna Waluyo	57	June 20, 1958	2015	Independent Commissioner

Each of our Commissioners was  a citizen of and domiciled in Indonesia as of December 31, 2015. In accordance with OJK regulations and IDX rules which require 30% of our Board of Commissioners to be independent, three Commissioners have been designated as Independent Commissioners: Parikesit Suprapto, Rinaldi Firmansyah and Pamiyati Pamela Johanna Waluyo. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Hendri Saparini assumed the role of President Commissioner in December 2014.  Dr. Saparini founded the Center for Reformation (CORE Indonesia) and has served as its executive director from 2013. Since 1994, Dr. Saparini has been employed by the ECONIT Advisory Group where she served as researcher (1994-2013) and managing director (2005-2013). She currently serves as lecturer at the Institute of State Administration (Lembaga Administrasi Negara) from 2009. In addition, she has served as an expert staff to the Minister of Cooperatives and SME (2007 and 2001-2002) and to the Coordinating Minister for the Economy (2000). Dr. Saparini served as budgetary consultant for the Indonesian House of Representatives Secretariat General (2009-2012) and independent consultant at Bank Indonesia as well as a number of international and domestic institutions, corporations, business associations and SOEs. Dr. Saparini has also served as lecturer in economics at the Gadjah Mada University masters in management program (2003-2005). Bandung Institute of Technology faculty of development studies (masters in management program) (2003-2005) and doctoral program of the Muhammadiyah University of Surakarta faculty of economics. Dr. Saparini holds a doctorate in international political economics  and a master degree in international policy management from Tsukuba University, Japan and a bachelor of arts degree in economics from Gadjah Mada University, Yogyakarta.

Hadiyanto assumed the role of Commissioner in May 2012. Currently, he also serves as Director General of State Assets at the Ministry of Finance. from 2006. He currently also serves as a director of PT Bank Export Indonesia (Persero) ("Indonesia Exim Bank") from 2009 and member of the supervisory board of the Harapan Kita Cardiovascular Hospital from 2011. Dr. Hadiyanto has assumed, among other positions, Head of the Legal Bureau of the Secretariat General of the Ministry of Finance (2005-2006) Alternate Executive Director at the World Bank in Washington D.C. (2003-2005) and Head of the Legal and Public Affairs Bureau of the Ministry of Finance (1998-2003). He was Commissioner of PT Tuban Petro (2007-2013). President Commissioner of PT Garuda Indonesia Tbk (2007-2012) and President Commissioner of Indonesia Exim Bank (2007-2009). He holds a doctorate in legal studies and a bachelor of law degree from the University of Padjadjaran and a Master of Laws from Harvard University Law School.

Dolfie Othniel Fredric Palit assumed the role of Commissioner in December 2014. He currently also serves as Executive Director of the Strategic Consultancy Institute for Research on Policy and Regional Autonomy (Lembaga Konsultan Strategis Riset Kebijakan dan Otonomi Daerah or (REKODE) from 2004. Previously, Mr. Palit has served as Operational Director at the Bumi Indonesia Foundation (2000-2003), and a Co-ordinator of the Indonesia Corruption Watch (1999-2000). Mr. Palit served as a member of the Indonesian House of Representatives from 2009 to 2014, where he acted as member of the Special Committee for the Prevention and Combating Money Laundering, the Bank Century Supervisory Team, the Budget Committee of the House of Representatives, and the Special Committee of the Law on the Healthcare and Social Security Agency (BPJS). He holds a bachelor degree from the Bandung Institute of Technology.

Margiyono Darsasumarja assumed the role of Commissioner in April 2015. He has served as coordinator of advocacy and partnership for government reform of the Bureaucracy Reform Project (2013-2015), a lecturer in law and media ethics at Ahmad Bakrie University (2011-2013) and a media development manager at Voice of Human Rights Media, a radio program in Indonesia (2002-2009). Mr. Darsasumarja served as legal counsel for the Indonesian Press Council and chairman of the advisory board of the Press Legal Aid (2009-2011). He holds a Master of Laws from the University of Leeds, England and a Bachelor of Law from the University of Indonesia.

Parikesit Suprapto assumed the role of Commissioner in May 2012 and has been our Independent Commissioner from December 2014. Previously he was the Deputy for the Services Sector (2010-2012) and Deputy for the Banking and Financing Sector (2008-2010) at the MSOE and an Advisor for the small enterprises sector to the State Minister for Cooperatives and Small and Medium Enterprises (2006-2008). In addition, Dr. Suprapto has served as a commissioner of Indosat (2011-2012) and PT Bank Negara Indonesia (Persero) Tbk (2007-2010). He holds a doctorate in development economics from the University of Notre Dame, Indiana, a master degree in development economics from Indiana University, Indiana and a bachelor degree in corporate economics from the Institute of Industrial Management (STMI),  Jakarta.

Rinaldi Firmansyah assumed the role of Independent Commissioner in April 2015. He concurrently serves as a commissioner at Indosat from 2015, PT Elnusa from 2014 and PT Bluebird Tbk from 2013. Dr. Firmansyah served as our President Director (2007-2012) and our Director of Finance (2004-2007). Before that, he served as Vice-President Commissioner of PT Bahana Securities (2003-2004), Commissioner and Chairman of the audit committee of PT Semen Padang (2003) and President Director of PT Bahana Securities (2001-2003). He holds a doctorate in management from the University of Padjadjaran, an MBA from the Indonesian Institute of Management Development (IPMI), Jakarta and a bachelor degree in electrical engineering from the Bandung Institute of Technology. Dr. Firmansyah is a Chartered Financial Analyst.

Pamiyati Pamela Johanna Waluyo assumed the role of Independent Commissioner in April 2015. Previously, she has served as Corporate Marketing Director of Obession Media Group (2014-2015), Assistant Director of Sales & Marketing at PT Media Televisi Indonesia (the broadcaster of Metro TV) (2006-2014), corporate public relations professional at PT Media Televisi Indonesia and the Media Group (2000-2006).  She holds a master degree from the Delft University of Technology, the Netherlands and a bachelor degree from the Trisakti Business School, Jakarta.

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of eight members, including a  President Director. For more detailed information regarding the functions and authority of each of our Directors, see Item 4 "Information on the Company –  Organizational Structure – Information on Our Organizational Structure".  As of December 31, 2015, the Board of Directors consisted of eight members as listed below :

Name	Age	Date of Birth	Director Since	Position
Alex J. Sinaga	54	September 27, 1961	2014	President Director (CEO)
Heri Sunaryadi	50	June 26, 1965	2014	Director of Finance (CFO)
Indra Utoyo	54	February 17, 1962	2007	Director of Innovation & Strategic Portfolio (ISP)
Abdus Somad Arief	52	September 25, 1963	2014	Director of Network, Information Technology & Solution (NITS)
Herdy Rosadi Harman	52	June 28, 1963	2014	Director of Human Capital Management (HCM)
Dian Rachmawan	51	May 14, 1964	2014	Director of Consumer Services (CONS)
Honesti Basyir	47	June 24, 1968	2012	Director of Wholesale & International Services (WINS)
Muhammad Awaluddin	47	January 15, 1968	2012	Director of Enterprise & Business Services (EBIS)

Each of our Directors was a citizen and domiciled in Indonesia as of December 31, 2015. In accordance with Listing Regulation No.IA in KEP.00001/BEI/01-2014 issued by the IDX (“IDX Regulation I-A”), the board of directors of a listed company must consist of at least one independent director. We have appointed Honesti Basyir as our Independent Director.

Set forth below is a brief biography of each of our Directors:

Alex J. Sinaga assumed the role of President Director in December 2014. He currently also serves as President Commissioner of Telkomsel from 2014, Mr. Sinaga started his career with our Company in 1987. He has served as President Director of Telkomsel (2012-2014), President Director of Metra (2007-2012), Executive General Manager of our Enterprise Services Division (2005-2007), Executive General Manager of our Fixed Wireless Division (2002-2005) and Senior Manager of Business Performance for Telkom's Regional Division II Jakarta (2002) and General Manager of Telkom West Jakarta Branch Office (2000-2002). Prior to that, Mr. Sinaga served as General Manager at the West Surabaya Branch Office (1998-1999) and Malang Branch Office (1997-1998). He is currently the Chairman of the Indonesian Cellular Telecommunication Association (ATSI) and is an executive member of the Indonesia Chamber of Commerce (KADIN) for England and Europe for the Information, communication and technology sector (ICT). Mr. Sinaga holds a master degree in telematics from the University of Surrey, England and a bachelor degree in electrical engineering from the Bandung Institute of Technology.

Heri Sunaryadi assumed the role of Director of Finance in December 2014. Prior to his appointment as our Director, Mr. Sunaryadi served as President Director of PT Kustodian Sentral Efek Indonesia (2013-2014),  President Director of PT Bahana Pembinaan Usaha Indonesia (Persero) (2009-2013) and President Director of Bahana Securities (2007-2009). Mr. Sunaryadi has also served as President Commissioner of PT Bahana Securities (2009-2014) and as commissioner of of PT Kustodian Sentral Efek Indonesia (2009-2012), PT Sarana Jatim Ventura (2010-2011) and, PT Mitra Tani Dua Tujuh (2010-2011. From 1987 to 1999, Mr. Sunaryadi was employed by the Astra Group where he rose to become Director of Astra Securities. Mr. Sunaryadi holds a bachelor degree from the agricultural technology faculty of the Bogor Agricultural Institute.

Indra Utoyo assumed the role of Director of Innovation and Strategic Portfolio in April 2012.  He joined our Company in 1986 and has held various other positions including Director of Information Technology Solution & Supply (2007-2012) and Senior General Manager of our Information System Center (2005-2007). From October to December 2014, he also served as our Acting President Director. Currently, Mr. Utoyo also serves as the President Commissioner of Metra from 2008 and Chairman of the Board of Supervisors of the Telkom Educational Foundation (Yayasan Pendidikan Telkom) and the Telkom Health Foundation (Yayasan Kesehatan Telkom) from 2012. Mr. Utoyo holds a master degree in communication and signal processing from Imperial College, London and a bachelor degree in electrical telecommunications engineering from the Bandung Institute of Technology.

Abdus Somad Arief assumed the role of Director of Network, Information Technology and Solution in December 2014. He currently also serves as President Commissioner of Telkom Infratel from 2015. Mr. Arief started his  career with our Company in 1992. He has served as Director of Network at Telkomsel (2012-2014) and Executive General Manager for our Enterprise Services  Division (2009-2012), Vice-President of Business Development for our Enterprise and Wholesale Directorate (2008-2009) and Deputy Executive General Manager of our Enterprise Services Division (2007-2008). He has also served as Senior Manager for Product & Service Supply Management (2006-2007), Senior Manager for Enterprise Solution Engineering (2005-2006), Manager for Banking & Service Solution (2004-2005) and Assistant Manager for Total Solution Design & Analysis (2003-2004). In addition, Mr. Arief has served as  President Commissioner of PT Pramindo Ikat Nusantara (which has changed its name to PINS) (2011-2012) and commissioner of Telkomsel (2015), Mitratel (2012-2014) and Infomedia (2010-2011). Mr. Arief holds a masters in electrical engineering in information and technology systems and a bachelor degree in electrical engineering from the Bandung Institute of Technology.

Herdy Rosadi Harman assumed the role of Director of Human Capital Management in December 2014. Mr. Harman started his career with our Company in 1987. Prior to his appointment as our Director, Mr. Harman served as Director of Human Capital Management at Telkomsel (2012-2014), Vice-President of Regulatory Management at our Company (2007-2012) and Vice-President of Legal & Compliance at our Company (2006-2007). He has also served as our Company's General Manager for Management Support (2004-2006) and Secretarial Manager to the President Director (2003-2004). Mr. Harman holds a Master of Laws from Washington College of Law, at the American University, Washington D.C., an MBA from the Asian Institute of Management, Philippines, and the Bandung Institute of Management (now known as Telkom University) and a bachelor of law degree from the University of Padjadjaran, Bandung.

Dian Rachmawan assumed the role of Director of Consumer Services in December 2014. He currently also serves as President Commissioner of Telkom Akses from 2015.Mr. Rachmawan started his career with our Company in 1989. He has served as CEO of Telin Hong Kong (2011-2014), Director of Business & Partnership Development at Telin (2007-2011) and Executive General Manager for Fixed Wireless Network Division at our Company (2005-2007). Previously, Mr. Rachmawan served as our Company's General Manager for South Jakarta Branch Office (2004-2005), General Manager for Interconnection & Partnership for Regional Division II Jakarta (2001-2004) and Assistant Vice President for Interconnection Planning at our headquarters (2000-2001). Mr. Rachmawan holds a master degree in telecommunications  engineering from Bradford University, England and a bachelor degree in electronic engineering from Surabaya Institute of Technology.

Honesti Basyir assumed the role of Director of Wholesale and  International Services in December 2014 before which he served as our Director of Finance from May 2012. Mr. Basyir started his career with our Company in 1994 and has held a number of key positions within our Company, including Vice-President for Strategic Business Development at the IT, Solution & Strategic Portfolio Directorate (2012), Vice-President for Strategic Business Development at the Strategic Investment & Corporate Planning Unit (2010-2011), Project Controller (Level 1) of Project Management Office (2009-2010) and Assistant Vice-President for Business & Finance Analysis at the Strategic Investment & Corporate Planning Unit (2006-2009). He holds a master degree in corporate finance from Bandung Institute of  Management (now known as Telkom University) and a bachelor degree in industrial engineering from the Bandung Institute of Technology.

Muhammad Awaluddin assumed the role of Director of Enterprise and  Business Services in December 2012. He currently also serves as President Commissioner of Patrakom and Sigma from 2015 and a member of the Board of Trustees of the Telkom Health Foundation (Yayasan Kesehatan Telkom) from 2012.Mr. Awaluddin started his career with our Company in 1992. Mr. Awaluddin has served as President Commissioner of Telkom Akses (2014-2015), President Commissioner of Infomedia (2012-2014) and President Director (2010-2012) and Chairman (2007-2011) of PT Batam Bintan Telekomunikasi (a subsidiary of our Company). Previously, he has served at our Company as Executive General Manager for Access Network Infrastructure (2010), Executive General Manager for Regional Division I Sumatra (2007-2010), Vice President of Public & Marketing Communications (2005-2007), General Manager of Bogor Branch Office (2004-2005) and General Manager of Central Jakarta Branch Office (2005). Mr. Awaluddin holds an MBA from the European University in Antwerp, Belgium and a bachelor degree in electrical engineering from Sriwijaya University.

Other than as provided for under our Articles of Association none of our Commissioners or Directors has any arrangement or understanding with any major shareholder, customer, supplier or with us pursuant to which such person was selected as a Commissioner or Director,  nor are any such arrangements, understanding or contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above. The business address of our Commissioners and Directors is Jl. Japati No. 1, Bandung 40133, Indonesia.

B.    COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS which grants authority and authorization to the Board of Commissioners, with prior approval from the holder of the Series A Dwiwarna share as to the amount of tantiem which will be given to the members of Board of Director and Board of Commissioners for the 2015 financial year and also as to the amount of the salary or honorarium including facilities and allowances for the members of Board of Director and Board of Commissioners for the 2015 financial year. The Nomination and Remuneration Committee is responsible for formulating the Commissioners’ and Directors’ honorarium, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

Each Commissioner is entitled to monthly remuneration and benefits. They are also entitled to bonuses based on our business performance and achievements.

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances. Directors also receive an annual bonus based on our business performance and achievements. The bonus and incentive are budgeted every year based on a formula prepared by the Nomination and Remuneration Committee (NRC) and confirmation from the Board of Commissioners before being considered by shareholders at the GMS.

In accordance with regulations relating to SOEs in Indonesia, all of our Commissioners and Directors are entitled to post-employment benefit including an insurance scheme which we are required to contribute up to 25% of the salary of our Commissioners and Directors. There are no service contracts providing for benefits to be provided for our Directors or Commissioners upon their termination as Directors or Commissioners. We also provide our Commissioners and Directors with long-term incentives (“LTI”) in the form of shares or for our Independent Commisioners in the form of cash.

We budgeted incentives for the current year but will be distribute such incentives in the following year after the publication of our audited financial statements and having the approval in a GMS. We only distribute cash incentives  if we achieve certain performance  targets.

For 2015, the total remuneration paid to the entire Board of Commissioners was Rp50.1 billion.  Taxes from remuneration borne by the Company amounted to Rp3.5 billion. The remuneration that has  been received by Board of Commissioners in 2015 is set forth below :

Board of Commissioner	Value (Rp million)
	Honorarium and Allowance	Tantiem, THR, LTI and Post Employment Benefit	Total
Hendri Saparini	1,190.2	254.1	1,444.3
Hadiyanto	1,026.4	5,722.6	6,749.0
Parikesit Suprapto	1,026.4	5,722.6	6,749.0
Dolfie Othniel Fredric Palit	1,071.2	227.6	1,298.8
Rinaldi Firmansyah	718.5	72.3	790.8
Pamiyati Pamela Johanna Waluyo	723.5	72.3	795.8
Margiono Darsasumarja	723.5	72.3	795.8
Imam Apriyanto Putro*	347.2	5,870.3	6,217.5
Johnny Swandi Sjam*	347.2	9,622.1	9,969.3
Virano Gazi Nasution*	347.2	8,849.9	9,197.1
Jusman Syafii Djamal**	-	6,131.0	6,131.0
Note *) until AGMS date of April 17, 2015
**) until EGMS date of December 19, 2014

For 2015, the total remuneration of the entire Board of Directors was Rp119.2  billion. Taxes from remuneration borne by the Company amounted to Rp7.6 billion. The remunerations that have been received by Board of Directors in 2015 is set forth below:

Board of Director	Value (Rp million)
	Honorarium	Tantiem & THR	Allowance	Total
Alex J. Sinaga	2,112.0	548.4	300.0	2,960.4
Heri Sunaryadi	1,900.8	486.7	300.0	2,687.5
Indra Utoyo	1,900.8	12,755.3	300.0	14,956.1
Dian Rachmawan	1,900.8	486.7	300.0	2,687.5
Muhammad Awaluddin	1,900.8	12,755.3	300.0	14,956.1
Abdus Somad Arief	1,900.8	486.7	300.0	2,687.5
Herdy Rosadi Harman	1,900.8	486.7	300.0	2,687.5
Honesti Basyir	1,900.8	12,755.3	300.0	14,956.1
Arief Yahya*	-	11,581.8	-	11,581.8
Ririek Ardiansyah*	-	12,265.3	-	12,265.3
Priyantono Rudito*	-	12,265.3	-	12,265.3
Rizkan Chandra*	-	12,265.3	-	12,265.3
Sukardi Silalahi*	-	12,265.3	-	12,265.3
Note *) until EGMS date of December 19, 2014

The total accrued remuneration of Board of Commissioners and Directors for 2015 was Rp161 billion, consisting of long-term incentives and tantiem.

C.    BOARD PRACTICES

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including planning and development, operations and budgeting in compliance with our Articles of Association, and to carry out the mandate and resolutions of the AGMS and EGMS. The Board of Commissioners does not have the authority to run or manage our Company, except in the exceptional situation when all members of the Board of Directors are suspended for any reason. The Board of Commissioners provides advice and opinions to the AGMS with respect to financial reporting, business development, appointment of auditors, and other important and strategic matters related to corporate actions. The Board of Commissioners also reviews our work plan and budget, keeps abreast of our progress, and in case our Company gives an indication of slowing-down, immediately requests the Board of Directors to notify the shareholders and provides recommendations on measures for mitigation. Finally, the Board of Commissioners ensures that our corporate governance program is properly applied and maintained  in accordance with the applicable regulations.

The Board of Commissioners is obliged to carry out its duties and responsibilities  in accordance with our Articles of Association, decisions from the AGMS and EGMS and applicable laws and regulations.

The Board of Commissioners is assisted by a Board of Commissioners Secretary as well as the Audit Committee, the Nomination and Remuneration Committee and the Planning and Risk Evaluation and Monitoring Committee. As necessary, the Board of Commissioners may seek assistance from professional advisors.

Meetings of the Board of Commissioners are held at least once a month at any time deemed necessary by one or more members of the Board of Commissioners, or at the request of the Board of Directors, or at the written request of one or more shareholders holding at least one-tenth of our outstanding shares of common stock. The Board of Commissioners must hold joint meetings with the Board of Directors at least once every four months. Decisions at Board of Commissioners meetings are taken through a process of deliberation and consensus. If consensus cannot be reached, decisions are based on a majority vote of the Commissioners in attendance or who are represented at the meeting. In the event of a tie, the proposed resolution will be decided by the Commissioner who chairs such Board of Commissioners meeting.. The quorum for all Board of Commissioners meetings requires attendance in person, through video conference, or by proxy granted to another Commissioner, of Commissioners representing more than one-half of the total number of Commissioners.

Our Board of Directors is generally responsible for managing our business in accordance with applicable laws, our Articles of Association and the policies and directives issued by the GMS and the Board of Commissioners. The Board of Directors also has the right to act for and on our behalf, inside or outside a court of law, on any matter and for any event, with another party.

Meetings of the Board of Directors may be convened at any time deemed necessary or at the request of one or more members of the Board of Directors, or at the request of the Board of Commissioners or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of common stock.

Meetings of the Board of Directors are chaired by the President Director. In the event that the President Director is unavailable or absent for any reason, the meeting will be chaired by the Vice-President Director. In the event that the Vice-President Director is unavailable or absent for any reason or if no Director is appointed as Vice-President Director, the meeting will be chaired Directors appointed in the meeting.

Decisions at  Board of Directors meetings are taken through a process of  deliberation and consensus. If consensus cannot be reached, decisions are based on a majority vote of the Directors in attendance at the meeting. In the event of a tie, the proposed resolution will be decided by a Director who chairs such Board of Directors meeting. The quorum for all Board of Directors meeting requires attendance in person, or through video conference or by proxy granted to another Director, of Directors representing more than one-half of the total number of Directors. Each Director who is present at a Board of Directors meeting is entitled to cast one vote (and one vote for each other Director represented by proxy).

Individual Directors are charged with specific responsibilities.

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was adopted under a Decree of the Board of Commissioners No.07/KEP/DK/2013 dated July 23, 2013 in relation to the Charter of the Telkom Group Audit Committee. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations.. In 2015, no changes were made to regulations related to our Audit Committee that would require us to amend our Audit Committee Charter.

The Audit Committee Charter outlines the Audit Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for among others:

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

-          providing independent advice in cases where difference of opinion exists between management and our independent auditors;

-          monitoring the steps taken by Directors to follow up on the findings of our internal auditors; and

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

Audit Committee Independence

OJK Rule No.55/POJK.04/2015 on Establishment and Code of Conduct for Audit Committees (the "OJK Audit Committee Regulation") and IDX Regulation No.1-A require the Board of Commissioners of a public company which is listed on the IDX (such as our Company) to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner and one external independent member and at least one member of the audit committee having expertise in accounting or finance. We also require at least one external independent member to have expert knowledge (in the context of Item 16A of Form 20-F) in the field of accounting or finance.

In order to be considered independent under the prevailing Indonesian rules, the external independent members of the Audit Committee:

-          may not be an executive officer of a public accountant firm that has provided audit or non -audit services to us within the six months prior to his or her appointment as an Audit Committee member;

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

Currently, the Audit Committee consists of four  members: (i) Rinaldi Firmansyah (Independent Commissioner and Chairman  of the Audit Commitee); (ii) Tjatur Purwadi (Secretary of the Audit Committee and; external independent member); (iii) Parikesit Suprapto (Independent Commissioner); (iv) Dolfie Othniel Fredric Palit (Commissioner and non-voting member).

Audit Committee Financial Expert

See Item 16A “Audit Committee Financial Expert”.

Exemption from US Listing Standards for Audit Committees

See Item 16D “Exemptions from the Listing Standards for Audit Committees”.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee was formed pursuant to Board of Commissioner’s decree No.13/KEP/DK/2015 dated December 28, 2015 regarding the Establishment of the Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors’ remuneration. The duties of the Nomination and Remuneration Committee include the following:

-          devise a nomination and selection system for strategic positions within Telkom by, referring to corporate governance principles, such as transparency, accountability, responsibility, fairness and independence;

-          assist the Board of Commissioners who engaged with the Directors in selecting candidates for strategic positions in our Company (i.e. positions which are one level under the directorships of our Company) and directors and commissioners of a any consolidated subsidiary that contributes 30% or more of our consolidated revenue, such as Telkomsel). For Telkomsel, the Nomination and Remuneration Committee’s recommendation would be passed on to the holder of the Series A Dwiwarna share; and

-          formulate a remuneration system for Directors based on fairness and performance.

Currently, the members of our Nomination and Remuneration Committee are Parikesit Suprapto (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), Hendri Saparini (President Commissioner), Hadiyanto (Commissioner), Dolfie Othniel Fredic Palit (Commissioner), Margiyono Darsasumarja (Commissioner), Rinaldi Firmansyah (Independent Commissioner), Pamiyati Pamela Johanna Waluyo (Independent Commissioner) and Ario Guntoro (Secretary of the Board of Commissioner). To maintain independence in the execution of their tasks, members of the Nomination and Remuneration Committee have no relationship, either directly or indirectly, with us.

D.    EMPLOYEES

We had a total of 24,785 employees as of December 31, 2015, consisting of 16,097 Telkom employees and 8,688 employees of our subsidiaries. This represented  a decrease of 2.0% compared to our total number of employees as of December 31, 2014, due to an increased participation by our employees in our Early Retirement Program (“ERP”). See “Retirement Program”.

The following is our  employee profile by position, educational background, and location.

As of December 31, 2015, we had 608 senior management employees, compared with 541  senior management employees as of December 31, 2014 .  Total middle management employees increased from 4,181 employees as of December 31, 2014 to 4,651 employees as of December 31, 2015. Supervisor level employees decreased from 13,077 employees as of December 31, 2014 to 13,017 employees as of December 31, 2015. Other employees decreased from 7,485 employees as of December 31, 2014 to 6,509 employees as of December 31, 2015. We did not employ a significant number of temporary employee in 2015.

Position	As of December 31, 2015
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	187	421	608	2.4
Middle Management	3,281	1,370	4,651	18.8
Supervisors	9,913	3,104	13,017	52.5
Others	2,716	3,793	6,509	26.3
Total	16,097	8,688	24,785	100,0

Our employee profile based on education level as of December 31,  2015 was dominated by university graduates  at 12,182 employees, while we had  4,855 diploma graduate employees,  5,248 pre-university  employees and  2,500 post-graduate employees. This reflects our focus to recruit highly educated candidates with the right qualifications to support our growth.

Level of Education	As of December 31, 2015
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	4,541	707	5,248	21.2
Diploma Graduates	3,655	1,200	4,855	19.6
University Graduates	6,082	6,100	12,182	49.1
Post Graduates	1,819	681	2,500	10.1
Total	16,097	8,688	24,785	100

As of December 31, 2015, 24,634 of our employees were located in Indonesia and 151  of our employees were located outside of Indonesia.

Retirement Program

The retirement age for all our employees is 56 years. We have two pension schemes, which are (a) Defined Benefit Pension Plan (“DBPP”) which is applicable to permanent employees who were hired prior to July 1, 2002 (other than our Directors) and (b) Defined Contribution Pension Plan (“DCPP”) which is applicable to all other permanent employees (other than our Directors).

a.       Defined Benefit Pension Plan (“DBPP”)

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund Division administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month. Our contribution to the pension fund reached Rp182  billion, Rpnil  and Rpnil for 2013, 2014  and 2015, respectively.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program under annuity  insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the remaining balance. Since 2005, Telkomsel has contributed the entire amount to the program, which totaled Rpnil, Rp98 billion and Rp192 billion for 2013, 2014 and 2015, respectively.

b.       Defined Contribution Pension Plan (“DCPP”)

We operate a Defined Contribution Pension Plan for permanent employees other than Directors who were recruited on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totaled  Rp6 billion, Rp6 billion and Rp7 billion, for 2013, 2014  and 2015, respectively.

To create a more effective and competitive business environment, we have implemented an Early Retirement Program (“ERP”). The ERP is run in line with the implementation of the 2014  to 2018  Human Capital Master Plan under which we  expect to release 1,548  employees. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. In 2015, we spent Rp683 billion as compensation for 576 employees who participated in the ERP.

Management of Employee Relations

Pursuant to Presidential Decree No.83/1998 regarding Ratification of ILO Convention No.87/1948 regarding  Freedom of Association and Protection of the Right Organize, our  employees established SEKAR. As of December 31, 2015, SEKAR represented a total of 14,472 employees or 89.9% of our  total workforce (excluding the employees of our subsidiaries).

Pursuant to Law No.13/2003 regarding Manpower and Regulation of the Minister of Manpower and Transmigration No.PER.16/2011 concerning Procedures, Preparation and Ratification of Company Regulations and Preparation and Registration of Collective Work Agreement, SEKAR is entitled to represent employees in the negotiation of collective work agreements with our management. Our Company and SEKAR entered into a sixth collective work agreement dated September 18, 2015 (the "Sixth CWA"), which has been ratified by the Ministry of Manpower and Transmigration. The Sixth CWA is in effect for a period of two  years

The employees of Telkomsel and Infomedia have also established their employees’  unions. TheTelkomsel’s employees’  union, “SEPAKAT”, has 3,652  members or 78.4%  of Telkomsel’s total employees. Neither we nor our  subsidiaries have experienced material labor action.

E.      SHARE OWNERSHIP

As of March 21, 2016, none of our Commissioners, Directors or Senior Managers beneficially owned more than 1.0% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors and Senior Management, see Item 7 “Major Shareholders and Related Party Transactions – Major Shareholders.”

Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of the 2012 annual incentives. On such date, 59,811,400 (equal to 299,057,000 shares after stock split) share of common stock were transferred to 24,993 employees with a total fair value of Rp661 billion. As of March 21, 2016, 110.256.210 of our shares were owned by 14,373 of our employees and our retirees. In 2014 and 2015, we did not conduct the ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-termincentives in the form of shares. See “Compensation – Compensation of Commisioners and Directors”.

Stock Split

At our GMS on April 19, 2013, a stock split with a ratio of 1:5 was approved by our shareholders. New Series B common shares were deposited into shareholders accounts on September 2, 2013 as part of the stock split. In connection with our stock split, effective September 3, 2013, we changed the ratio of our ADSs from one ADS representing 40 Series B common shares, par value Rp250 per share, to one ADS representing 200 Series B common shares, par value Rp50 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital consists of one Series A Dwiwarna Share, and 399,999,999,999 Series B (common stock) shares. Our authorized shares, 100,799,996,400 of which are issued and fully paid, consists of one Series A Dwiwarna Share and 100,799,996,399 shares of Series B common stock. The Series A Dwiwarna Share is owned by the Government and carries special voting rights, the right to nominate, and to veto the appointment and removal of, any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve us, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions applicable to the common stock also apply to the Dwiwarna Share, except that the Government cannot transfer the Dwiwarna Share. The Government’s ownership of the Dwiwarna Share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna Share may only be modified by an amendment of our Articles of Association, which the Government may veto.

The table below sets forth the composition of our shareholders as of March 21, 2016.

	Series A Dwiwarna Share	Series B Shares (Common Stock)	Percentage of Ownership
Government	1	51,602,353,559	52.55
Public		46,595,863,040	47.45
Subtotal (Capital issued and outstanding)	1	98,198,216,599	100
Treasury Stock		2,601,779,800	-
Total	1	100,799,996,399	100

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the shareholding of our major shareholder which own more than 5% of our shares as of March 21, 2016.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A Dwiwarna Share	Government	1	-
Series B Shares	Government	51,602,353,559	52.55

The percentage of shares held by Government was, 53.1%, 52.6% and 52.6% as of March 21, 2014, 2015 and 2016,  respectively.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own more than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of March  21, 2016. No other persons own 5% or more of our shares of common stock.

Commissioners or Directors		Number of Shares	Percentage of Ownership
Commissioners
	Hendri Saparini	18,982	<0.01
	Hadiyanto	519,640	<0.01
	Dolfie Othniel Fredric Palit	17,084	<0.01

Directors
	Alex J Sinaga	42,723	<0.01
	Indra Utoyo	1,182,295	<0.01
	Honesti Basyir	1,155,295	<0.01
	Muhammad Awaluddin	1,154,755	<0.01
	Heri Sunaryadi	37,965	<0.01
	Abdus Somad Arief	37,965	<0.01
	Herdy Rosadi Harman	37,663	<0.01
	Dian Rachmawan	98,505	<0.01
Total		4,302,872	<0.01

Shareholders Owning Less Than 5% of Shares

The table below sets forth the shareholding of our shareholders which owned less than 5% of our shares of common stock as of March  21, 2016.

Group	Number of Shares of Common Stock Owned	Percentage of Ownership
Foreign
Business Entities	38,302,801,269	39.01
Individuals	13,581,900	0.01
Local
Business Entities
Companies	2,405,353,212	2.45
Mutual Funds	2,795,943,032	2.85
Insurance Companies	2,034,031,450	2.07
Pension Funds	589,183,150	0.60
Others Business Entities	73,004,490	0.07
Individuals	381,964,537	0.39
Total	46,595,863,040	47.45

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

The Government as Shareholder

The Government is our majority and controlling shareholder and owned  52.55% of our issued and outstanding common stock as of March 21, 2016. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the “ownership” of our common stock and the single outstanding Dwiwarna Share is vested in the Ministry of Finance. In turn, and under the authority of the Ministry of Finance, the MSOE exercises the rights vested in these securities as our “controlling shareholder.”

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share, and has right of veto with regard to: (1) the nomination, appointment and removal of our Directors; (2) the nomination, appointment and removal of our Commissioners; (3) the issuance of new shares and (4) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital, or reduce our subscribed capital.

Accordingly, the Government effectively has control over these matters even if it owns less than a majority share of the outstanding shares of common stock. The Government’s rights with respect to the Dwiwarna Share will not expire unless there is a change that requires the amendment of our Articles of Association, which would require the consent of the Government as the holder of Dwiwarna Share.

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

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp496 billion in 2014, and Rp570 billion (US$41 million) in 2015. Concession fees as a percentage of total expenses amounted to 0.8% in 2014 and 2015. Radio frequency usage charges amounted to Rp3,207 billion in 2014, and Rp3,626 billion (US$263 million) in 2015. Radio frequency usage charges as a percentage of total expenses amounted to 5.2% in 2014 and 5.1% in 2015. USO charges to the MoCI amounted  to Rp1,322 billion in 2014, and Rp1,660 billion (US$120 million) in 2015. USO charges as a percentage of our total expenses amounted to 2.2% in 2014 and 2.3% in 2015.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2015, we had a total of Rp1,520  billion (US$110  million),  in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2015, 76.0% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 24.0% denominated in Rupiah. In 2015, the annual interest rates charged 8.5% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2015, the amount of revenues from Government departments and agencies was Rp1,856  billion, which was approximately 1.81% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company must be approved by majority of the holders of our shares of common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

OJK regulations define a conflict of interest as a conflict between our economic interests and the shareholders’ interests on the one hand, and on the other, the personal economic interests of members of the Board of Commissioners, Board of Directors or other principal shareholders (defined as a holder of 20% or more of our shares of common stock) or their affiliates, either jointly or individually. A conflict of interest also exists if a member of the Board of Commissioners or Board of Directors or a principal shareholder or their respective affiliates is involved in a transaction in which its personal interests may be in conflict with ours. OJK has the authority to enforce these rules regarding conflicts of interest and holders of our shares of common stock are also entitled to bring a suit to enforce these.

Under OJK regulations, transactions between us and other State-Owned or controlled enterprises may cause a conflict of interest. In such cases, the approval of the disinterested shareholders must be obtained if a conflict of interest arises. We believe that many transactions conducted with State-Owned or controlled enterprises are on an arms-length, commercial basis and do not constitute conflict of interest transactions that would require an independent shareholders vote. Such transactions include our sale of telephone services to State-Owned or controlled enterprises and our purchase of electricity from an SOE. We expect that from time to time, in connection with the development and growth of our business we would enter into joint ventures, agreements or transactions with such enterprises. Under such circumstances, we may consult OJK to determine whether a proposed joint venture, agreement or transaction would require a vote of independent shareholders under OJK rules. If OJK is of the view that such transaction would not require such a vote, we would proceed without seeking the independent shareholders’ approval. Otherwise, we would seek the requisite approval or abandon the proposed action.

Proportion of Common Stock Held in Indonesia and Abroad

As of March 21, 2016, we had 38,727 common stock shareholders, including the Government. This total includes 39,304,112,969 shares of common stock owned by 2,095 shareholders outside Indonesia. As of the same date, there were 91 ADS shareholders who owned 44,381,083 ADSs  (1 ADS is equivalent to 200 shares of common stock).

Change in Control

As of the date of this Annual Report, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage.

B.      RELATED PARTY TRANSACTIONS

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other SOEs. For further details on our related party transactions, see Note 34  to our Consolidated Financial Statements.

C.      INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for our audited Consolidated Financial Statements filed as part of this Form 20-F.

Material Litigation

In the ordinary course of business, we have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimates on the probable outcomes of these matters, we have recognized provisions for losses amounting to Rp25 billion as of December 31, 2015. See Note 37  to our Consolidated Financial Statements.

Our Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered our Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013, our Company filed an appeal to the Makassar High Court, objecting to the District Court’s ruling. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and our Company filed an appeal to the Supreme Court. On January 9, 2015, our Company received the Supreme Court Notice No.226/Pdt.5/2012/PN.MKS regarding the case which rejected our Company’s appeal. On February 5, 2015, our Company requested for a judicial review of the case by the Supreme Court.

On December 16, 2015, through its letter No.336 PK/Pdt/2015, the SC decided on the case in favor of the Company.

In 2015, there were no legal proceedings involving any serving Commisioner or  Director.

Dividend Policy

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2015 will be decided at the AGMS scheduled for 2016.

Dividend Year	Date of AGMS	Payout Ratio (%)[1]	Amount of Dividends (Rp million)	Dividend per Share After Stock Split (Rp)
2010	May 19, 2011	55	6,345,350[2]	64.52
2011	May 11, 2012	65	7,127,333[3]	74.21
2012	April 19, 2013	6	8,352,597[4]	87.24
2013	April 4, 2014	70	9,943,294[5]	102.40
2014	April 17, 2015	60	8,782,812[6]	89.46

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

(6)     Consists of cash dividend amounting to Rp7,319,010 million and special cash dividend amounting Rp1,463,802 million.

Telkomsel Dividend

Pursuant to the AGMS on April 2, 2015, Telkomsel approved, the payment of a cash dividends in the amount of Rp17,463 billion, which represented 90% of Telkomsel's net profits in 2014, and by a shareholders’ resolution dated September 23, 2015, Telkomsel approved the payment of an additional cash dividend in the amount of Rp4,851 billion which represented 25% of Telkomsel’s net profits in 2014. We are entitled to receive 65% of any dividens approved for payment by Telkomsel by virtue of our shareholding therein.

B.    SIGNIFICANT CHANGES

See Note 41  to our Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

		Price per Share of Common Stock			Volume (shares)	Outstanding Shares	Market Capitalization (Rp billion)
Calendar Year		High	Low	Closing
		(in Rupiah)
2011		1,610	1,320	1,410	22,207,895,000	96,931,696,600	142,128
2012		1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
2013		2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
2014		3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
	First Quarter	2,420	2,060	2,215	6,647,275,800	97,100,853,600	223,272
	Second Quarter	2,700	2,150	2,465	6,736,807,600	98,175,853,600	248,472
	Third Quarter	3,010	2,465	2,915	5,313,076,900	98,175,853,600	293,832
	Fourth Quarter	2,930	2,590	2,865	5,338,601,300	98,175,853,600	288,792
2015		3,170	2,485	3,105	18,742,850,400	98,175,853,600	312,984
	First Quarter	3,020	2,770	2,890	5,209,728,100	98,175,853,600	291,312
	Second Quarter	2,955	2,595	2,930	4,816,156,800	98,175,853,600	295,344
	Third Quarter	2,970	2,485	2,645	4,061,559,500	98,175,853,600	266,616
	Fourth Quarter	3,170	2,600	3,105	4,655,406,000	98,175,853,600	312,984
	September	2,875	2,485	2,645	1,156,524,800	98,175,853,600	266,616
	October	2,830	2,600	2,680	1,525,378,700	98,175,853,600	270,144
	November	2,980	2,660	2,930	1,506,268,100	98,175,853,600	295,344
	December	3,170	2,900	3,105	1,623,759,200	98,198,216,600	312,984
2016
	January	3,385	3,125	3,340	1,748,979,300	98,198,216,600	336,672
	February	3,370	3,140	3,250	1,932,672,100	98,198,216,600	327,600

(1)     We conducted a two for one split of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004.

(2)     We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.

(3)     The price per share of the common stock reflects the  two stock splits  mentioned above for all periods shown.

(4)     Market capitalization is the product of share price and issued and fully paid shares which is 100,799,996,400 shares.

On the last day of trading on the IDX in 2015, which was December 30, 2015, the closing price for our common stock was Rp3,105 per share.

In the table below, we present the ADS price (high, low, and closing) and ADS trading volume on the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE") for the indicated periods. Effective June 5, 2014, due to the low level of our ADSs traded, we delisted our ADSs from the LSE

		Price per ADS (NYSE)			Volume	Price per ADS (LSE)			Volume (in ADS)
Calendar Year		High	Low	Closing	(in ADS)	High	Low	Closing
		(in US Dollars)				(in US Dollars)
2011		36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
2012		41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
2013		50.61	33.75	35.85	67,061,105	50.59	33.44	35.33	6,579,103
2014		48.75	33.91	45.23	52,250,948	43.75	38.42	-	12,008
	First Quarter	40.59	33.91	39.37	16,346,799	39.55	38.42	39.55	986
	Second Quarter	44.45	39.00	41.66	16,409,533	43.75	39.95	43.00	11,022
	Third Quarter	48.75	41.69	48.10	9,670,921	-	-	-	-
	Fourth Quarter	48.43	42.29	45.23	9,823,695	-	-	-	-
2015		47.07	34.09	44.40	43,719,116	-	-	-	-
	First Quarter	47.07	41.11	43.54	9,175,837	-	-	-	-
	Second Quarter	44.95	40.51	43.39	10,897,235	-	-	-	-
	Third Quarter	43.97	34.09	35.65	10,220,243	-	-	-	-
	Fourth Quarter	45.51	34.93	44.40	13,425,801	-	-	-	-
	September	40.32	34.09	35.65	3,973,606	-	-	-	-
	October	41.31	34.93	39.76	4,939,512	-	-	-	-
	November	42.99	39.22	42.51	3,893,219	-	-	-	-
	December	45.51	40.77	44.40	4,593,070	-	-	-	-
2016
	January	49.08	42.44	49.00	4,551,440	-	-	-	-
	February	49.81	47.99	49.05	3,951,637	-	-	-	-

On the last day of trading on the NYSE in 2015, which was December 31, the closing price for one Telkom ADS on the NYSE was US$ 44.40. On the last day of trading on the LSE, which was June 4, 2014, the closing price for one Telkom ADS on the LSE was US$43.00.

B. PLAN OF DISTRIBUTION

Not applicable.

C.      MARKETS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE with one ADS representing 200 shares of common stock.

The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, emerged out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, namely the Jakarta Stock Exchange which was located in Jakarta, the capital city of Indonesia, and the Surabaya Stock Exchange which was located in Surabaya in East Java.

As of December 31, 2015, the IDX had 521 issuers for equity and 109 active brokerage houses. In 2015, IDX recorded a trading volume of 126 billion shares. As of  December 31, 2015, the total market capitalization was valued at Rp4,873 trillion (US$ 356billion).

Trading is divided into three segments: the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia (“KPEI”). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement on the IDX.

The Decree of the Board of Directors of the IDX No. Kep-00399/BEI/11-2012 provides that, effective January 2, 2013, the trading sessions of the IDX is as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday - Friday	08.45.00-08.55.00
1st	Regular	Monday - Thursday	09.00.00-12.00.00
	Cash	Friday	09.00.00-11.30.00
Negotiation
2nd	Regular	Monday - Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiation	Monday - Thursday	13.30.00-16.15.00
		Friday	14.00.00-16.15.00
Pre-closing	Regular	Monday - Friday	15.50.00-16.00.00
Post trading	Regular	Monday - Friday	16.05.00-16.15.00

The Decree of the Board of Directors of the IDX No. Kep-00071/BEI/11-2013, effective January 2, 2013, reduced lot size from 500 shares to 100 shares, and changed the tick price and maximum share price movement to the following:

Previous			New
Group Price	Tick Price	Maximum Share Price Movement	Group Price	Tick Price	Maximum Share Price Movement
<Rp200	Rp1	Rp10	<Rp500	Rp1	Rp20
Rp200 – <Rp500	Rp5	Rp50
Rp500 – <Rp2,000	Rp10	Rp100	Rp500 – <Rp5,000	Rp5	Rp100
Rp2,000 – <Rp5,000	Rp25	Rp250
≥Rp5,000	Rp50	Rp500	≥Rp5,000	Rp25	Rp500

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount of the payment for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, guarantee fund of 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost of 0.03% or an amount as stipulated by the IDX is applicable. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or whose Exchange Member Approval is revoked.

Since the global financial crisis in the last quarter of 2008 that caused typical share price movements, the IDX has applied a policy of auto rejection, a mechanism whereby share trading can be halted automatically in order to maintain orderly, fair and efficient trading. Following changes made by the IDX in October 2008 and January 2009 the auto rejection trigger levels are 35% above or below the reference price for stocks in the Rp50 to Rp200 price range, 25% for stocks in the Rp200 to Rp5,000 price range, and 20% for stocks priced more than Rp5,000. The auto rejection level in the case of an initial public offering is determined at a level which is twice as high as for normal trading. Auto rejection also arises when selling offer or buying request volume reaches over 5 billion shares or 5% of total shares listed, whichever is smaller.

Trading on the NYSE

See Item 12 “Description of Securities other than Equity Securities”.

D. SELLING STOCKHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and approved by Ministerial Decree No.C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Indonesian Company Law which revoked Law No.1 of 1995 on Limited Liability Companies, we amended our Articles of Association which was approved by the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to the Decree of the Ministry of Justice and Human Rights No.AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No.20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to (i) certain adjustments as required under OJK rules and, (ii) the change in certain of restrictions to the authority of our Directors with respect to resolution of the Board of Directors which require the approval of the Board of Commissioners. This last amendment was accepted and approved by the Ministry of Law and Human Right in its Letter No.AHU-AH.01.03-0938775 dated June 9, 2015 and Decision No.AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of our Articles of Association, the scope of our activities is to provide telecommunication network and telecommunication and information services, and to optimize our Company’s resources with due attention to prevailing laws and regulations. In order to achievethe aforementioned objectives, we may undertake business activities that incorporate the following:

1.       Main Business

a.       Planning, building, providing, developing, operating, marketing or selling, leasing, and maintaining telecommunications and information networks in the broadest sense in accordance with prevailing regulations.

b.       Planning, developing, providing, marketing/ or selling, and improving telecommunications and information services in a the broadest sense with due attention to prevailing regulations.

c.        Investing including the equity capital of other companies in order to achieve our purposes and objectives.

2.       Supporting Business

a.       Providing payment transactions and money transferring services through telecommunications and information networks.

b.       Performing activities and other undertakings in connection with the optimization of our Company's resources, which among others, include the utilization of our property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

c.        Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as a service provider in the information, communication and technology industries in order to achieve our purposes and objectives.

In accordance with the Indonesian Company Law, we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards. Each Director receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the AGMS.

Our Articles of Association state that any transaction involving a conflict of interest between our Company and our Directors, Commissioners and shareholders should be approved by a shareholders meeting, where approval is required from more than half of the votes of the independent shareholders.

A member of the Board of Directors shall have no right to represent our  Company if such member has a conflict of interest with our  Company. To take any legal actions in the form of transactions in which a conflict of interests exists between the personal economic interest of a Director, a Commissioner or a shareholder and our  Company’s economic interest, the Board of Directors must obtain the approval of a GMS. Such GMS  must be attended by independent shareholders (i.e. those shareholders having no conflict of interest) who hold more than one-half of the total number of shares with valid voting rights held by all independent shareholders and the resolution must be passed by the affirmative votes of independent shareholders holding more than one-half of the total number of shares with valid voting rights. In passing any resolutions, the principal shareholders, the Directors and Commissioners who have conflicts of interests in the transaction that is being decided are  not be entitled to give any recommendation or opinion. Any resolution passed by independent shareholders shall be confirmed by the entire quorum of the meeting to be followed by all shareholders present in the meeting, including those having  conflicts of interest.

Compensation of members of the Board of Directors is decided at a GMS, although the authority may be delegated to the Board of Commissioners, in which case compensation shall be determined based on a resolution of the Board of Commissioners.

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to obtain (i) any loan with a term of less than one year for non-operational purposes and (ii) any loan with a term of more than one year, in each case which quantum exceeds an amount specified under a working plan and budget which has been validated by our Board of Commissioners. The borrowing powers of our Board of Directors may only be varied through an amendment to the Articles of Association.

The Board of Directors is responsible for leading and managing our Company in accordance with our objectives and purposes and to control, preserve and manage the assets of our Company.

Our Articles of Association do not contain any requirement for our Directors to: (i) retire by a specified age, or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of the shares of our Company in respect of specified matters are set forth below:

-         Dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a GMS, which will also determine the form of and time of payment of the dividend;

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

-         Redemption provisions. There are no stock redemption provisions in our Articles of Association. However, based on Article 37 of the Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;

-         Reserved fund provisions. We are required to set aside retained earnings in the amount of at least 20% of our issued capital to cover potential losses. If the amount in the reserved fund exceeds 20% of our issued capital, a GMS may authorize us to utilize such excess funds for the purposes of our Company;

-         Liability for further capital calls. Our shareholders may be asked to subscribe for new shares in our Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. Our Board of Directors is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

-         Provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. Our Articles of Association do not contain any such provision.

In order to change the rights of shareholders, an amendment to the relevant provisions of our Articles of Association is required. Any amendment to our Articles of Association requires the approval of the holder of the Series A Dwiwarna share and the other shareholders or their authorized proxies jointly representing at least two thirds of the total number of votes cast in the meeting.

Any GMS may only be convened upon the issuance of the requisite notice by us. In addition, the Board of Directors may issue such notice and convene an EGMS based on a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares. The notice is to be published in at least two newspapers in Indonesia (one each in Bahasa Indonesia and English) having general circulation within Indonesia and on the website of our Company and the IDX. Such announcement/notice of a GMS is required to be given to shareholders at least 14 days (without counting the notice date and the invitation date) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in the same manner as with the announcement of the notice at least 14 days (without counting the invitation date and the meeting date) prior to the GMS. The quorum for AGMS or EGMS requires shareholders representing more than one-half of the total shares with voting rights issued by us. In case the quorum is not reached, then invitation to a second meeting can be made without prior announcement notice that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (without counting the invitation date and the meeting date). The second meeting will be valid and may pass binding resolutions if attended by shareholders representing at least one-third of the total shares with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at our Company’s request, with the quorum of attendance to be determined by the Chairman of OJK in accordance with the provisions of the laws.

Stockholders may vote by proxy. All resolutions are to be passed by consensus and deliberation. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by our Articles of Association. Our Articles of Association do not contain any limitations on the right of any person, to own our shares or to exercise their right to vote. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on the IDX.

Any takeover of our Company is required to be approved by the holder of the Series A Dwiwarna Share and a majority constituting at least three-fourths of the total number of shares at a GMS that must be attended by the holder of the Series A Dwiwarna Share. There are no other provisions in our Articles of Association that would have the effect of delaying, deferring or preventing a change in control of our Company.

Each Director and Commissioner has an obligation to report to the OJK with regard to their ownership and any changes in their ownership of our Company, and this obligation also applies to shareholders who have an ownership stake of 5% or more in our paid up capital. We believe that our Articles of Association are not significantly different from those generally prevailing in Indonesia in respect of companies listed on the IDX (other than with respect to provisions and rights relating to the Dwiwarna Share, which are common for SOEs listed on the IDX). We also believe that the provisions in our Articles of Association relating to changes in our capital are not more stringent than that required by Indonesian law.

C.      MATERIAL CONTRACTS

In 2015 and 2014, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business as disclosed at Note 36 of our Consolidated Financial Statement.

D.   EXCHANGE CONTROLS

See Item 3 “Key Information  – Selected Financial Data -  Exchange Controls” included elsewhere in this Form 20-F.

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

a.       Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”). A “non-resident individual” is a foreign national individual who does not reside or intend to reside in Indonesia and is not physically present in Indonesia for more than 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-resident entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

1.       Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the following strict requirements: (i) the recipient of the income is the beneficial owner of the dividends, (ii) the recipient of the income must have submitted a specific form set by the Indonesian Tax Office acting as a Certificate of Residency (the “Certificate of Residency”) that is filled in by the recipient of the income and validated by the competent authority of the country where the recipient is  resident and (iii) the recipient of the income does not misuse the tax treaty as set out in the provision on the prevention of misuse of the tax treaty. Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the US-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

2.       Capital Gains

The sale or transfer of common stock through the IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through the  IDX may, under current Indonesian tax regulations, be subject to additional income tax if the 0.5% final income tax has not been settled after the initial public offering

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on the an IDX or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%.

There is no specific tax regulation on the sale of listed shares outside the IDX. If the transfer of listed shares outside the IDX by a non-resident taxpayer is considered as the transfer of unlisted shares by a non-resident taxpayer, then general tax regulation will be applied, that is, withholding tax of 5% of the sales price (or subject to double taxation treaty) will be applicable.

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

3.       Stamp Duty

Stock transactions in Indonesia are subject to stamp duty. Pursuant to Government Regulation No.24/2000, the nominal amount of the Indonesian stamp duty is Rp6,000 for transactions having a value greater than Rp1,000,000 and Rp3,000 for transactions having a value of up to Rp1,000,000.

b.      Considerations Regarding Certain US Federal Income Tax

The following is a summary of certain US federal income tax considerations relating to the acquisition ownership and disposition of ADSs or common stock by US Holders (as defined below) that hold their ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the US Internal Revenue Code of  1986, as amended, (the “Code”)). This summary is based upon the Code, its legislative history, final, temporary and proposed US Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

This summary does not discuss all aspects of US federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not US Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for US federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address US federal estate, gift or alternative minimum taxes, the US federal unearned Medicare contribution tax, or state, local, or non-US tax considerations. Each holder is urged to consult its  tax advisor regarding the US federal, state, local and non-US income, and other tax considerations of their investment in the ADSs or common stock.

For purposes of this summary, a “US Holder” is a beneficial owner of ADSs or common stock that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, created in, or organized under the laws of, the United States  or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a US person under the Code.

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

1.       Distributions on the Common Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company”, below,the gross amount of any distribution (without reduction for any Indonesian tax withheld) we make on the common shares or ADSs out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the ADSs or common shares and thereafter as capital gain. We, however, do not calculate earnings and profits in accordance with US tax principles. Accordingly, all distributions by us to US Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on ADSs or common shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided, in each case, that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Convention Between the Government of the United States and the Government of the Republic of Indonesia for the Avoidance of Double Taxation and the Prevention of Fiscal  Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited consolidated financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2015  taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2016  taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company”.

Holders of ADSs or common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

The amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the Rupiah payments made, determined at the spot Rupiah/US dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the US holder includes the dividend payment in income to the date it converts the payment into US dollars will be treated as ordinary income or loss from US sources.

Subject to various limitations, any Indonesian tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your US federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for US foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain US Holders, as “general category income” for US foreign tax credit purposes.

In the event we are required to withhold Indonesian income tax on dividends paid to US Holders on the ADSs or common shares (see discussion under “Indonesian Taxation”), you may be able to claim a reduced 15% rate of Indonesian withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of Indonesian withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-US taxes imposed on dividends paid on the ADSs or common shares if you (i) have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the US foreign tax credit are complex and US Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating a US Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. US Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

2.       Sale or Other Disposition of ADSs or Common Stock

Subject to the discussion below under “Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the ADSs or common shares, you will generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your tax basis, determined in US dollars, in such ADSs or common shares. Generally, gain or loss recognized upon the sale or other disposition of ADSs or common shares will be capital gain or loss, will be long-term capital gain or loss if the US Holder's holding period for such ADSs or common shares exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate US Holders, the United States income tax rate applicable to net long-term capital gain currently will not exceed 20%. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency from a sale or disposition of ADSs or common shares generally will realize an amount equal to the US dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis US Holder and (ii) the date of disposition in the case of an accrual basis US Holder. If ADSs or common shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into US dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual basis US Holder should not recognize any gain or loss on such conversion.

Any gain or loss will generally be US source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of the ADSs or common shares may not be currently creditable. US Holders should consult their own tax advisors regarding the effect of these rules in their particular circumtances.

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

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests.

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common shares, we believe that we were not a PFIC for US federal income tax purposes with respect to our 2015 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, and therefore, there can be no certainty as to our status in this regard until the close of the 2016 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common shares may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the ADSs or common shares, you generally would be subject to special rules with respect to “excess distributions” made by us on the ADSs or common shares and with respect to gain from your disposition of the ADSs or common shares. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the ADSs or common shares in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the ADSs or common shares. Generally, you would be required to allocate any excess distribution or gain from the disposition of the ADSs or common shares ratably over your holding period for the ADSs or common shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest US federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable year. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable years of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a US Holder's holding period, we would generally be treated as a PFIC for each subsequent year absent a “purging” election by the US Holder.

These adverse tax consequences may be avoided if the US Holder is eligible to and does elect to annually mark-to-market the ADSs or common shares. If a US Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or common shares will be treated as ordinary income during any year in which we are a PFIC. The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

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

If we were regarded as a PFIC, a US Holder of ADSs or common shares generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the ADSs or common shares, recognized gain on a direct or indirect disposition of the ADSs or common shares, or made an election with respect to the ADSs or common shares, reporting distributions received and gains realized with respect to the ADSs or common shares. In addition, if we were regarded as a PFIC, a US Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder's ownership of the ADSs or common shares. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences of holding the ADSs or common shares that would arise if we were considered a PFIC.

4.       Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments made to certain non corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the United States  or by a US payor  or US middleman to a holder of ADSs or common stock (other than an “exempt recipient,” including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons).

A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax is not an additional tax and may be credited against a US Holder’s regular US federal income tax liability or, if in excess of such liability, refunded by the IRS if a timely refund claim is filed with the IRS.

5.       Information with Respect to Foreign Financial Assets

Certain US Holders may be required to report information with respect to such holder's interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-US corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. US Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the ADSs or common shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2015, assets in foreign currencies reached 123.7% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2013, 2014 and 2015 as the Indonesian economy was affected by changes in the US Dollar to Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2016 or thereafter.

Foreign Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in US Dollar and Japanese Yen. Our exposures to other foreign exchange rates are not material. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of our  outstanding current liabilities.

The information presented in the following table is based on assumptions of buying and selling rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2015 and applied respectively to monetary assets and liabilities. The bid and offer rates as of December 31, 2015 were Rp13,780 and  Rp13,790 to US$1.00, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of December 31, 2015		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equivalent (Rp billion)	2016	2017	2018	2019	2020	There after
			(Rp billion)
ASSETS
Cash and Cash Equivalents
US Dollar	495	6,813	6,813	-	-	-	-	-	6,813
Japanese Yen	11	1	1	-	-	-	-	-	1
Other(1)	10	143	143	-	-	-	-	-	143
Other Current Financial Assets
US Dollar	30	419	419	-	-	-	-	-	419
Other (1)	1	14	14	-	-	-	-	-	14
Trade Receivables
Related Parties
US Dollar	2	24	24	-	-	-	-	-	24
Third Parties
US Dollar	104	1,435	1,435	-	-	-	-	-	1,435
Other(1)	1	17	17	-	-	-	-	-	17
Other Receivables
US Dollar	0	6	6	-	-	-	-	-	6
Other(1)	0	1	1	-	-	-	-	-	1
Advances and Other Non-current Assets
US Dollar	4	54	54	-	-	-	-	-	54
LIABILITIES
Trade Payables
Related Parties
US Dollar	0	6	6	-	-	-	-	-	6
Third Parties
US Dollar	202	2,785	2,785	-	-	-	-	-	2,785
Japanese Yen	11	1	1	-	-	-	-	-	1
Other(1)	2	33	33	-	-	-	-	-	33

	Outstanding Balance as of December 31, 2015		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equivalent (Rp billion)	2016	2017	2018	2019	2020	There after
			(Rp billion)
Other Payables
US Dollar	22	307	307	-	-	-	-	-	307
Other(1)	2	23	23	-	-	-	-	-	23
Accrued Expenses
US Dollar	34	475	475	-	-	-	-	-	475
Japanese Yen	25	3	3	-	-	-	-	-	3
Other(1)	0	3	3	-	-	-	-	-	3
Advances from Customer and Suppliers
US Dollar	0	7	7	-	-	-	-	-	7
Current Maturities of Long-Term Liabilities
US Dollar	12	166	166	-	-	-	-	-	183
Japanese Yen	768	88	88	-	-	-	-	-	110
Promissory Notes
US Dollar	2	28	26	2	-	-	-	-	27
Long-term liabilities(2)
US Dollar	187	2,586	-	151	2,212	104	61	58	2,557
Japanese Yen	6,143	704	-	88	88	88	88	352	717

(1) Asset and liabilities denominated in other foreign currencies are presented as U.S Dollar equivalents using the Reuters bid and offer rates prevailing at end of the reporting period

(2) Long term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two step loans, bonds, obligation under finance leases and long term bank loans

Interest Rate Risk

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

The actual cash flows from our debt are denominated in Rupiah, US Dollar, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three months  placements in effect as of December 31, 2015 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2015 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three months  certificates issued by Bank of Indonesia or based on the average three months  deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three months  placements by the various lending institutions where such deposits are located as of December 31, 2015 and (iv) the value of marketable securities is based on the value of such securities on December 31, 2015. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

	Outstanding Balance as of December 31, 2015			Expected Maturity Date						Fair Value
	Original Currency (million)	Rp Equivalent (Rp billion)	Rate (%)	2016	2017	2018	2019	2020	There after
				(Rp billion)
ASSETS
Fixed Rate
Cash and Cash Equivalent
Time Deposit
Rupiah	19,553,898	19,554	3.75%-10.50%	19,554	-	-	-	-	-	19,554
US Dollar	342	4,698	0.10% - 3.00%	4,698	-	-	-	-	-	4,698
Other Current Financial Assets
Time Deposit
US Dollar	21	289	0.85% - 0.88%	289	-	-	-	-	-	289
Available-for-sale Financial Assets
Rupiah	17,102	17	10.40%	17	-	-	-	-	-	17
US Dollar	6	88	6.88% - 7.25%	88	-	-	-	-	-	88
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	436,523	436	-	436	-	-	-	-	-	436
Interest	-	-	-	-	-	-	-	-	-	-
Fixed Rate
Rupiah
Principal	165,849	166	-	166	-	-	-	-	-	166
Interest	-	-	-	-	-	-	-	-	-	-
Long Term Liabilities
Variable Rate
Rupiah
Principal	15,278,703	15,279	-	2,788	2,927	5,724	1,538	1,430	872	15,225
Interest	4,073,085	4,067	8.54%-13.00%	1,516	1,196	766	339	173	77	-
US Dollar
Principal	160	2,210	-	58	34	2,100	18	-	-	2,193
Interest	6	84	1.52%-2.32%	34	33	17	0	-	-	-
Fixed Rate
Rupiah
Principal	10,612,142	10,612	-	158	120	120	335	2,316	7,563	10,606
Interest	12,031,057	12,032	5.18%-11.00%	1,088	1,072	1,062	1,049	955	6,806	-
US Dollar
Principal	40	537	-	109	111	111	87	61	58	542
Interest	4	56	2.18%-4.00%	18	14	11	7	4	2	-
Japanese Yen
Principal	6,911	792	-	88	88	88	88	88	352	827
Interest	1,018	117	3.10%	24	21	18	16	13	25	-
Finance lease
Rupiah
Principal	4,547,740	4,548	-	616	660	629	596	614	1,433	4,548
Interest	1,485,381	1,485	2.75%-15.00%	383	323	259	204	152	164	-
US Dollar
Principal	2	32	-	25	7	-	-	-	-	32
Interest	0	4	4.00% - 5.80%	3	1	-	-	-	-	-

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes and long-term bank loans, which in each case include their maturities

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Bank of New York Mellon Corporation  (previously “The Bank of New York”) serves as the “Depositary” for our ADSs which are traded on the NYSE.

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

US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
Up to US$0.05 per ADS.	Receiving or distributing dividend.
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to US Dollar.
Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

The Depositary has agreed to reimburse us up to US$400,000,  which amount can be carried over for a period of one year for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. In addition, the Depositary has also agreed to reimburse us an additional amount of up to US$400,000 every fifth year from the date of the establishment of the ADS facility.The reimbursement will be evaluated and adjusted if the number of ADSs outstanding falls below a stipulated minimum or if they are delisted from the NYSE.

The table below sets forth the types of expenses and the invoices that the Depositary has reimbursed in 2015:

Amount
Type of Fees	(US$)
Listing fees for 2013 and 2014	213,089.86
Training expenses	193,586.51
AGM-related expenses for 2013 and 2014	77,151.45
Subscription fees for investment relations services for 2013 and 2014	70,293.42
Expenses related to the preparation of our annual report	67,739.37
Fees and expenses related to the administration of the ADS facility	16,935.28
Total	638,795.89

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2015.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies to which this Item applies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a.       Disclosure Controls and Procedures

Management conducted an evaluation on the effectiveness of our Company's disclosure controls and procedures under the supervision and with the participation of management, including the President Director, which is of the same level as Chief Executive Officer (“CEO”) and Director  of Finance, which is the same level as Chief Financial Officer (“CFO”) (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act).  Based on this evaluation, the  CEO  and CFO  have concluded that, as of December 31, 2015, our Company’s disclosure controls and procedures were effective. Disclosure controls and procedures conducted by management include controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

b.       Management’s Report on Internal Control over Financial Reporting

Our Company's management is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The  internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with IFRS as issued by the IASB,  and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company,  (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with IFRS as issued by the IASB,  and that receipts  and expenditures of our Company are being made only in accordance with authorizations of our Company’s management and Board of Directors,  and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has  assessed the effectiveness of our  Company’s internal control over financial reporting as of December 31, 2015. In making this assessment  management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 framework). Based on this assessment, management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

c.        Attestation Report of  the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

d.       Changes in Internal Control over Financial Reporting

There have been no significant changes in our Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

We are committed to continual improvements in internal control processes, and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and related regulations as stipulated by COSO. We  will also continue to assign significant company resources from time to time to improve our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Mr.Tjatur Purwadi, the secretary of the Audit Committee, qualifies as an Audit Committee Financial  Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act. Mr. Purwadi has been a member of our Audit Committee since March 2014. Mr. Purwadi previously served as Director of Assurance at KAP Tanudiredja, Wibisana, Rintis & Partners (a member firm of the PwC global network) since in 2012. Prior to that, he served at our Company since 1979 where he rose to become Vice-President of Financial and Logistics Policy and Head of Internal Audit.

ITEM 16B. CODE OF ETHICS

In compliance with the Sarbanes-Oxley Act of 2002 Section 406, our code of ethics applies equally to our Commissioners, our President Director and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at http://www.telkom.co.id/about-telkom/business-ethics. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our investor relations department at Graha Merah Putih, Jl. Gatot Subroto No. 52, 5th Floor, Jakarta 12710, Indonesia.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on April 17, 2015, we appointed KAP Purwantono, Sungkoro  & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited), a registered KAP with OJK, to perform the audit on our Consolidated Financial Statements for the fiscal year ended December 31, 2015 and on the effectiveness of internal control over financial reporting as of December 31, 2015. The fee for the audit for fiscal year 2015  was agreed at Rp39.9 billion (excluding VAT).

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program (“PKBL”) for fiscal year 2015.

Fees and Services of the External Auditor

The following table summarizes the fees for audit service in 2013,  2014 and 2015:

	For Years Ended on December 31,
	2013	2014	2015
	(Rp million)	(Rp million)	(Rp million)
Audit Fees	28,601	34,459	39,943
All Other Fees	340	370	400

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

Pursuant to Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued there under, our Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided,  or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The NYSE listing standards require that a US listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, OJK Audit Committee Regulation and IDX Regulation No.1-A require the Board of Commissioners of a public company which is listed on the IDX (such as our Company) to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner and one external independent member and at least one member of the audit committee having expertise in accounting or finance.

The NYSE listing standards as required by Rule 10A-3 (c) (3) of the Exchange Act require foreign private issuers  whose shares are listed on the NYSE to have an audit committee comprised of independent directors. However, such foreign private issuers may be exempted  from the independence requirement if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from  the board of directors and includes non-board members  as in our case, members from the Board of Commissioners; (iii) the audit committee members are not selected by  management and no executive officers  of the company is a member of the audit committee; (iv) the home country  government or stock exchange requires the audit committee to be independent of the company’s management; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE.  However, unlike the NYSE listing standards requirements, according to the current regulations relating to audit committees in Indonesia, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of an external auditor. Our Audit Committee may only recommend the appointment of an external auditor to the Board of Commissioners and the Board of Commissioner’s decision must have the approval of the shareholders.

Our Audit Committee has four members: two Independent Commissioners, one Commissioner, and one external independent member who is not affiliated with our Company.

Not all members of our Audit Committee are independent directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption under Rule 10A-3 (c) (3) regarding the composition of our Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of our Audit Committee to act independently.

Further, we believe that the intent of the provision which require each member of an audit committee to be an independent director is to ensure that the audit committee is independent from influence by management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The OJK Audit Committee Regulation requires each member of an audit committee to be either an independent commissioner or external independent member. Such external independent member(s) is/are, in effect independent not only of management but also of the Board of Commissioners, the Board of Directors and our Company as a whole. We therefore believe that the standard established by the OJK Audit Committee Regulation is at least equally effective in ensuring the ability of an audit committee to act independently.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic US issuers.

a.       Overview of Indonesian Law

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: the Indonesian Company Law; the Indonesian Capital Market Law; the Indonesian Law on SOEs; Regulation of the Minister of State-Owned Enterprises No.PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No.PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; OJK regulations and IDX rules. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

Similar to the laws of the US, Indonesian laws require public companies to observe and comply with corporate governance standards that are more stringent than those applied to privately-owned companies. In Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Indonesian Capital Markets Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.

On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No.KEP.49/M.EKONOM/1/2004 (“KEP.49”), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aims to enhance the comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors. Furthermore, based on Decree of the Coordinating Minister for Economic Affairs No.KEP-14/M.EKON/03/2008, dated  March 18, 2008 (“KEP.14”), KEP.49 was revoked. Therefore, any working results which have been made by the Committee operating under KEP.49, will be delivered and continued pursuant to KEP.14.

The NCG formulated the Code for Good Corporate Governance 2006 (the“GCG Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

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

Unlike companies incorporated in the US, the management of an Indonesian company consists of two organs of equal stature, the board of directors and the board of commissioners. Generally, the board of directors is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the board of commissioners has the authority and responsibility to supervise the board of directors and is statutorily mandated to provide advice to the board of directors by the Indonesian Company Law.

The Indonesian Company Law requires the board of commissioners of a public company to have at least two members. Although the Indonesian Company Law is silent as to the composition of the board of commissioners, IDX Regulation I-A states that at least 30% of the members of the board of commissioners of a public company (such as our Company) must be independent.

The Indonesian Company Law provides that the board of directors  of a listed company has the authority to manage the daily operations  of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. In addition, based on IDX Regulation I-A, the board of directors of the listed company must consist of at least one independent director.

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

c.        Committees

See Item 16D “Exemptions from the Listing Standards for Audit Committees”.

d.       Disclosure Regarding Corporate Governance

The NYSE listing standards require US companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a US company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Indonesian Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to the OJK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

e.        Code of Business Conduct and Ethics

The NYSE listing standards require each US listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities in which under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-123.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as amended on May 12, 2015)
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

Exhibit 1.1

STATEMENT ON RESOLUTIONS OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

“PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK”

Number: 20

On this day, Tuesday, dated 12-5-2015 (the twelfth of May two thousand fifteen), 19.50 WIB (fifty past nineteen Western Indonesia Time).

Appear before myself, ASHOYA RATAM, Sarjana Hukum, Magister Kenotariatan, Notary in South Jakarta Municipality, in the presence of witnesses known by myself, Notary, and they will be mentioned at the end of this deed:

-    Mister HERDY ROSADI HARMAN, born in Bandung on 28-6-1963 (the twenty eight of June one thousand nine hundred sixty three), Indonesian citizen, the Director of PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk, residing in Bandung, Jalan Nanas number 24, RT. 004, RW 007, Cihapit Village, Bandung Wetan Sub District, Bandung City, holder of Residential Registration  of 2013 (two thousand thirteen) number 3273092806630002, of which copy is attached in the minutes of this deed, to be temporarily in Jakarta;

-    According to his statements, in this matter is acting in his capacity as mentioned above, therefore act for and on behalf of as well as legally represent the limited liability company “PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK”, domiciled in Bandung City, having its address at Jalan Japati number 1, Bandung 40133, of which Articles of Association has been adjusted with Law number 40 of 2007 regarding Limited Liability Company (hereinafter sufficiently referred to as “UUPT”); Law number 19 of 2003 (two thousand three) regarding State-Owned Enterprise and Regulation of Capital Market and Financial Institution Supervisory Board number IX.J.I regarding Basic Principles of Articles of Association of the Company that conducts the Public Offer of Equity Securities and Public Company as it has been announced in the State Gazette of the Republic of Indonesia dated 17-10-2008 (the seventeenth of October two thousand eight) number 84, Supplement number 20155/2008, along with all of its amendments as announced in:

-    State Gazette of the Republic of Indonesia dated 9-8-2011 (the ninth of August two thousand eleven) number 63, Supplement number 23552/2011;

-    State Gazette of the Republic of Indonesia dated 10-12-2013 (the tenth of December two thousand thirteen) number 99, Supplement number 9063/L/2013;

-    State Gazette of the Republic of Indonesia dated 1-4-2014 (the first of April two thousand fourteen) number 26, Supplement number 2990/L/2014;

-    The latest composition of members of Board of Commissioners and Board of Directors of the said limited liability company as stated in the deed of myself, Notary, dated 19-12-2014 (the nineteenth of December two thousand fourteen) number 35;

(hereinafter the said “PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk” shall be referred to as the “Company”);

-    The Appearer is known by myself, Notary.

-    The Appearer in acting for this matter has previously explained as follows:

-    Whereas in Friday, dated 17-4-2015 (the seventeenth of April two thousand fifteen), located in Ruang Flores Ballroom, Borobudur Hotel, Jalan Lapangan Banteng Selatan, Jakarta 10710, the Annual General Meeting of Shareholders of the Company has been conducted (hereinafter referred to as the “Meeting”);

-    Whereas in the said meeting, the shareholders/proxy of shareholders of Series A Dwiwarna and the shareholders/proxy of shareholders of Series B were present and jointly represent 80,889,851,641 (eighty billion eight hundred eighty nine million eight hundred fifty one thousand six hundred forty one) shares or constitute 82.39% (ninety two point three nine percent) of the total shares with voting rights which have been issued by the Company up to the day of Meeting (excluding the shares that have been repurchased) which are in the amount of 98,175,853,600 (ninety eight billion one hundred seventy five million eight hundred fifty three thousand six hundred); thus, by paying attention the Shareholders Register as per 25-3-2015 (the twenty fifth of March two thousand fifteen), until 16.00 WIB (sixteen o clock Western Indonesia Time); thus, the requirement for Meeting quorum has been fulfilled and it has complied with the provisions of Article 15 paragraph 1.a, Article 19 paragraph 7 and Article 27 paragraph 2 Articles of Association of the Company as well as Article 38 paragraph 2 UUPT, since the meeting was attended by shareholders of Series A Dwiwarna and shareholders that represent more than 2/3 (two third) of total shares with voting rights that have been issued by the Company;

-    Whereas the said Meeting was conducted with the agenda, among others:

Amendment to Articles of Association of the Company in order to adjust it with the Regulation of Financial Service Authority (hereinafter sufficiently referred to as “OJK”) number 32/POJK.04/2014 regarding the Plan and Implementation of General Meeting of Shareholders of Public Company, Regulation of OJK number 33/POJK.04/204 regarding Board of Directors and Board of Commissioners of Issuer or Public Company, Regulation of Minister of State-Owned Enterprise number PER-02/MBU/02/2015 regarding the Requirements and Procedure for the Appointment and Termination of Members of Board of Commissioners and Supervisory Board for State-Owned Enterprise, Regulation of Minister of State-Owned Enterprise number PER-03/MBU/02/2015 regarding the Requirements, Procedure for the Appointment and Termination of Members of Board of Directors of State-Owned Enterprise and Circular Letter of Minister of State-Owned Enterprise number 3/MBU/2010;

And in order to add the main and supporting business activities of the Company; the addition of special right for Shareholders of Series A Dwiwarna, amendment of provisions regarding the authority limitation for the Board of Directors in relation to the action from Board of Directors that require the approval from the Board of Commissioners in performing the management activities of the Company as well as the perfection of redaction and systematics of Articles of Association in relation to the addition of substance of the abovementioned Articles of Association.

-    Whereas the Notification/Announcement of Meeting has been conducted on 11-3-2015 (the eleventh of March two thousand fifteen) on The Jakarta Post, Bisnis Indonesia and Investor Daily and the Meeting Summon has been conducted on 26-3-2015 (the twenty sixth of March two thousand fifteen) on the same newspapers;

-    Whereas the said matters that are stated in the Deed of “Minutes of Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA Tbk” of which minutes was made by Notary ASHOYA RATAM, Sarjana Hukum, Magister Kenotariatan, dated 17-4-2015 (the seventeenth of April two thousand fifteen) number 26 (hereinafter sufficiently referred to as “Minutes of Meeting”).

-    Now therefore, the appearer by acting as mentioned above explains that he hereby restates the resolutions that have been taken in the Meeting, namely the sixth agenda of the Meeting as stated in the said Minutes of Meeting, are as follows:

“Meeting with majority votes of 97.40% (ninety seven point four zero) of the total votes casted in the Meeting resolves:

1.       To approve the amendment of some provisions of Articles of Association of the Company in order to adjust it with the Regulation of OJK number 32/POJK.04/2014 regarding the Plan and Implementation of General Meeting of Shareholders of Public Company, Regulation of OJK number 33/POJK.04/2014 regarding the Board of Directors and the Board of Commissioners of Issuer or Public Company, Regulation of Minister of State-Owned Enterprise number PER-02/MBU/02/2015 regarding the Requirements and Procedures of Appointment and Termination of Members of Board of Commissioners and Supervisory Board of State-Owned Enterprise, Regulation of Minister of State-Owned Enterprise Number PER-03/MBU/02/2015 regarding Requirements, Procedures of the Appointment and Termination of Members of Board of Directors of State-Owned Enterprise and Circular Letter of Minister of State-Owned Enterprise number 3/MBU/2010; and And in order to add the main and supporting business activities of the Company; the addition of special right for Shareholders of Series A Dwiwarna, amendment of provisions regarding the authority limitation for the Board of Directors in relation to the action from Board of Directors that require the approval from the Board of Commissioners in performing the management activities of the Company as well as the perfection of redaction and systematics of Articles of Association in relation to the addition of substance of the abovementioned Articles of Association; in which such amendments were prepared in the Matrix of Amendments to Articles of Association which have been distributed to the Shareholders of the Company.

2.       To approve the grant of power of attorney to the Board of Directors of the Company with substitution rights to restate the resolution of the Meeting in relation to the amendment of provisions of Articles of Association of the Company, including to prepare and restate all provisions of Articles of Association of the Company in a Notary Deed and further, to submit the application for approval and/or deliver the notification upon the said amendments to Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and to register it in the company registry as well as to announce it in the State Gazette of the Republic of Indonesia in accordance with the laws and regulations.”

-    Further, the appearer who acts in his capacity as mentioned above, explains that pursuant to the resolution of the sixth agenda of the Meeting and by taking into account the power of attorney given by the Meeting to the Board of Directors of the Company, he hereby restates the provisions of Articles of Association of the Company so that afterwards the Articles of Association of the Company shall be stated and read as follows:

NamE AND DOMICILE

Article 1

1.       This Limited Liability Company shall be named: "PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk" or shortened into "PT TELKOM INDONESIA (PERSERO) Tbk”, hereinafter referred to as the “Company", domiciles in City of Bandung.

2.       The Company may open branches or representatives anywhere, inside or outside the territory of the Republic of Indonesia as set out by the Board of Directors.

DURATION OF THE COMPANY

Article 2

This Company has been established since 24-9-1991 (the twenty fourth day of September one thousand nine hundred and ninety one) and has obtained legal entity status on 19-11-1991 (the nineteenth day of November one thousand nine hundred and ninety one) based on Decision Letter of Minister of Justice Number C2-6870.HT.01.01.th.91 and established for indefinite period.

PURPOSE, OBJECTIVE, AND BUSINESS ACTIVITIES

Article 3

1.     The purpose and objective of the Company is to promote telecommunication and informatics network and service and optimization of Company’s resources, one and other by paying attention to regulations of law.

2.     To achieve purpose and objective mentioned above, the Company may run the following business activities:

a.   Principal Activities:

1)  planning, constructing, providing, developing, operating,marketing/selling/renting and maintaining telecommunication and informatics network in broad meaning by paying attention to regulations of law;

2)  planning, developing, marketing/selling and improving telecommunication and informatics service in broad meaning by paying attention to regulations of law;

3)  making investment including capital participation on other companies in line with and to achieve purpose and objective of the Company.

b.   Support Activities:

1)  providing money payment and transfer transaction service through telecommunication and informatics network;

2)  running other activities and businesses in order to optimize Company’s resources including the utilization of fixed assets and movable assets, information system facility, education and training system, and maintenance and reparation service;

3)  cooperating with other party in order to optimize informatics, communication, and technology resources of other informatics, communication, and technology business actors; in line with and to achieve purpose and objective of the Company.

CAPITAL

Article 4

1.       The authorized capital of Company shall be Rp20,000,000,000,000.- (twenty trillion Rupiahs) divided into 400,000,000,000 (four hundred billion) shares consisting of 1 (one) Series A Preferred Share and 399,999,999,999 (three hundred and ninety nine billion nine hundred and ninety nine million nine hundred and ninety nine thousand nine hundred and ninety nine) Series B shares, each with nominal value of Rp50.- (fifty Rupiahs).

2.     Of such authorized capital has been subscribed 100,799,996,400 (one hundred billion seven hundred and ninety nine million nine hundred and sixty nine thousand four hundred) shares consisting of 1 (one) Series A Preferred Share and 100,799,996,399 (one hundred billion seven hundred and ninety nine million nine hundred and ninety six thousand three hundred and ninety nine) Series B shares with total nominal value of Rp5,039,999,820,000.- (five trillion thirty nine billion nine hundred and ninety nine million eight hundred and twenty thousand Rupiahs) and has been fully deposited in cash as mentioned in deed dated 6-4-2006 (the sixth day of April two thousand and six) number 4, whose minutes made before Doktor AMRULPARTOMUAN POHAN, Sarjana Hukum, Lex Legibus Magister, once a Notary in Jakarta and has been ratified by Minister of Law and Human Rights of the Republic of Indonesia on 28-4-2006 (the twenty eighth day of April two thousand and six) Number Nomor C-12265 HT.01.04.TH.2006.

3.     The other shares shall be issued according to the Company’s capital needs with terms, amount, and price as set out by the approval of the General Meeting of Shareholders (hereinafter referred to as the "GMS") provided that prior to GMS resolution, the Board of Directors shall previously obtain written response from the Board of Commissioners and the shares price shall not be below par, as well as by paying attention to Articles of Association and regulations of law on Capital Market in Indonesia.

4.     In the event that the other shares shall be issued by way of limited public offer to the shareholders, all shareholders whose names listed on Shareholder Register on the determined date or pursuant to the resolution of the GMS by paying attention to regulations of law on Capital Market in Indonesia shall be entitled to buy first the shares to be issued (hereinafter referred to as the"Rights Issue" or  "HMETD") and each shareholder shall obtain HMETD proportionally compared to amount of shares listed on their respective names in Shareholder Register as meant above through cash deposit within period as stipulated by or pursuant to the resolution of the GMS approving the issue of such new shares.

5.     The HMETD may be sold or assigned to other party, by paying attention to provisions of Articles of Association and regulations of law on Capital Market in Indonesia.

6.     The issue of shares by way of limited public offer shall be with prior approval of the GMS at the time and with the manner and price and requirements as set out by the Board of Directors pursuant to resolution of the GMS, one and other by paying attention to provisions of Articles of Association  and regulations of law on Capital Market in Indonesia, provided that not with below-par price.

7.     Regarding the resolution on issue of shares by way of limited public offer, the Board of Directors shall be obliged to announce at least in:

a.       1 (one) daily national Indonesian newspaper and circulate nationally;

b.       Website of Indonesian Stock Exchange; and

c.        Website of the Company, in Indonesian and English, and if required, in other languages.

8.     If within period stipulated by or pursuant to resolution of the GMS mentioned above, the Company’s shareholders or HMETD holders shall not exercise the right on shares purchase offered to them by fully paying in cash, the Board of Directors shall be at liberty to issue such shares to shareholders or HMETD holders willing to buy shares in amount greater than their exercised HMETD portion, provided that if the amount of shares to be offered by exceeding such HMETD portion shall exceed the amount of remaining shares, such remaining shares shall be allocated between the shareholders or HMETD holders willing to buy shares, each proportional to the amount of exercised HMETD, as such by paying attention to regulations of law on Capital Market in Indonesia.

9.     In the event that upon the allocation there shall be remaining shares, such remaining shares shall be issued by the Board of Directors to the party declaring its willingness to buy remaining shares at the price not lower than and pursuant to the terms set out by the GMS approving such issue of shares, one and other by paying attention to provision of Articles of Association and regulations of law on Capital Market in Indonesia.

10.  The provisions of these paragraphs 4 to 9 shall mutatis mutandis apply in the event that the Company issued convertible bonds and/or warrants and/or other similar equity securities, one and other by paying attention to provisions of Articles of Association and regulations of law on Capital Market in Indonesia.

11.  Upon the exercising of deposited shares issue to the holders of convertible bonds, warrants, and other similar equity securities, the Board of Directors of the Company shall be authorized to issue such shares without giving the rights to the existing shareholders to previously buy such shares, one and other by paying attention to provisions contained in Articles of Association and regulations of law on Capital Market in Indonesia.

12.  The Board of Directors shall also be authorized to issue deposited shares, convertible bonds, warrants, and/or other similar equity securities, without granting HMETD to the existing shares, including by way of private placement or public offer, provided that such issue of shares, convertible bonds, warrants, and/or other similar equity shares shall obtain prior approval from the GMS and by paying attention to regulations of law on Capital Market in Indonesia.

13.  The provisions contained in these paragraphs 4 to 12 of this Article shall mutatis mutandis apply in the event of increasing authorized capital followed by further shares subscription.

14.  Any resolution of the GMS as meant in these paragraphs 4 to 12 of this Article shall be attended and approved by Series A Preferred Share holder.

SHARES

Article 5

1.     All Company’s shares shall be registered shares and issued in the name of the owners as listed on Shareholder Register consisting of Series A Preferred Share specially owned by the Republic of Indonesia and Series B shares may be owned by people.

2.     The Series A Preferred Share shall be entitled particularly to:

a.       Propose nomination binding and approving the appointment of the Board of Directors or Board of Commissioners;

b.       Approve the amendment to Articles of Association, including the increasing or decreasing of subscribed and deposited capital;

c.        Approve the merger, amalgamation, taking over, and spin-off;

d.       Aprrove the dissolution and liquidation;

e.        Ask in writing reports and inquiries on matters related to the Company including the implementation of Board of Directors’ actions as meant in Article 17 paragraph 7 to the Board of Directors and/or Board of Commissioners by paying attention to regulations of law, including regulations of law on Capital Market.

Implementation which shall be pursuant to the provisions of Articles of Association.

3.     The Company shall only acknowledge one person or legal entity as the owner of one share, being the person or legal entity whose name listed as the owner of the concerned share on the Shareholder Register.

4.     The Company shall be obliged to provide the evidence of share ownership in forms of share certificate or collective share certificate on the owner’s name as listed on the Company’s Shareholder Register, if the Company’s shares not included in Collective Depository with Settlement and Depository Agency; whereas the for and content shall be set out by the Board of Directors by paying attention to regulations of law on capital market.

5.     For shares included in Collective Depository with Settlement and Depository Agency or with Custodian Bank (especially in order for Collective Investment Agreement), the Company shall be obliged to issue certificate or written Confirmation to the Settlement and Depository Agency or to the Custodian Bank (especially in order for Collective Investment Agreement) signed by the Board of Directors of the Company.

6.     The certificate or written Confirmation issued by the Company for shares included in Collective Depository shall mention at least:

a.       Name and address of Settlement and Depository Agency or Custodian Bank performing the concerned Collective Depository;

b.       Date of issue of certificate or written Confirmation;

c.        Amount of shares included in certificate or written confirmation;

d.       Total nominal value of shares included in certificate or written confirmation;

e.        Requirements that any shares in Collective Depository with similar classification shall be equal and convertible to each other.

7.     In the event that the shares due to any reason whatsoever shall be owned by several persons, thsose who jointly own shall be obliged to appoint in writing one of their kind or other person as their mutual proxy and only the name of appointed proxy that shall be included in in Shareholder Register and shall be considered as the shareholder of the concerned share and shall be entitled to exercise the rights granted by la won such share.

8.     Insofar that the provision in paragraph 7 above shall not be implemented, the shareholders shall not be entitled to cast votes at the GMS, whereas the dividend payment for such shares shall be suspended.

9.      All shares issued by the Company may be collateralized by following the provisions of regulations of law on shares collateralization, regulations of law on Capital Market in Indonesia and Law Number 40 of 2007 on Limited Liability Company (hereinafter referred to as “UUPT”).

10.  Any shareholder shall be subject to Articles of Association and to all resolutions taken validly at the GMS as well as regulations of law.

11.  For shares listed in Indonesian Stock Exchange shall apply regulations of law on Capital Market in Indonesia.

REPLACEMENT OF SHARE CERTIFICATE

Article 6

1.     In the event of damaged or unusable share certificate, then at the written request of the owner of such certificate to the Board of Directors of the Company by providing the evidence of such unusable share certificate, the Board of Directors shall issue the replacement of share certificate with the same number to the original number. The cost required in replacing such share certificate shall be borne by the concerned shareholder.

2.     The original share certificate as meant in paragraph 1 above shall be destroyed by the Board of Directors at the next meeting of the Board of Directors and shall be made minutes to be reported at the subsequent GMS.

3.     In the event of lost or completely damaged share certificate, then to the concerned shareholder submitting written request to the Board of Directors for replacement, shall be given such replacement and the cost shall be borne by the concerned shareholder, provided that the concerned shareholder shall provide evidence of reporting document from the Police Department of the Republic of Indonesia on the lost share certificate or other evidence acceptable to the Board of Directors that the share certificate are really completely damaged and give sufficient assurance as deemed necessary by the Board of Directors for each special occurrence.

4.     For the issue of lost share certificate listed on Indonesian Stock Exchange shall apply regulations of law on Capital Market in Indonesia and regulations of Indonesian Stock Exchange where the Company’s shares listed and shall be announced in Stock Exchange where the Company’s shares listed pursuant to regulations of Indonesian Stock Exchange where the Company’s shares listed.

5.     The issue of replacement of share certificate pursuant to this Article shall result in the voidance and inapplicability of original share certificate.

6.     The provision in this Article 6 shall mutatis mutandis apply to the issue of replacement of collective share certificate or replacement of certificate or written confirmation.

SHAREHOLDER REGISTER AND SPECIAL REGISTER

Article 7

1.     The Board of Directors or the appointed proxy shall be obliged to procure Shareholder Register and Special Register at the Company’s domicile.

2.     The Shareholder Register shall record:

a.     name and address of the shareholders;

b.     amount, number, and obtainment date of share certificate or collective share certificate owned by the shareholders;

c.     deposited amount on each share;

d.     name and address of person or legal entity having lien on shares or as the fiduciary beneficiary of shares and obtainment date of lien or registration date of fiduciary; and

e.     other information deemed necessary by the Board of Directors and/or required by regulations of law.

3.     The Special Register shall record the information on share ownership of the Board of Directors and Board of Commissioners and their family in the Company and/or other Company and the acquisition date of such shares.

4.     Any change to address of the shareholder shall be notified in writing.

Insofar such notification shall not be received, all letters to the shareholders or announcement and notice of the GMS shall be delivered to the address of shareholders recently recorded on the Company’s Shareholder Register.

5.     The Board of Directors shall be obliged to save and maintain Shareholder Register and Special Register as well as possible.

6.     The Board of Directors may appoint and authorize the Stock Administration Office to record and administer the Company’s shares in Shareholder Register.

7.       Any shareholder shall be entitled to examine the Shareholders and Special Register in respect of himself during the Company’s office hours.

8.     The recording on and/or change to Shareholder Register shall be approved by the Board of Directors as evidenced by the signing of recording on the change by the President Director and President Commissioner or their lawful proxies, or by the Stock Administration Office appointed by the Board of Directors pursuant to regulations of law on Capital Market in Indonesia.

9.     Any registration or recording in Shareholder Register including the recording of sale, transfer, collateralization, pledge, or fiduciary in respect of shares or rights or interest on shares performed pursuant to the provisions of these Articles of Association and for the shares listed on Indonesian Stock Exchange shall apply regulations of law on Capital Market in Indonesia.

10.  At the request of the concerned shareholder or lien or fiduciary beneficiary on shares shall be recorded in Shareholder Register with manner to be determined by the Board of Directors on the basis of sufficient evidence satisfactory to the Board of Directors regarding the concerned lien or fiduciary. The acknowledgment of lien by the Company as required in Article 1153 of Indonesian Civil Code shall only be evidenced from the recording of such lien in Shareholder Register.

COLLECTIVE DEPOSITORY

Article 8

1.     Shares in Collective Depository with Settlement and Depository Agency shall be recorded in the Company’s Shareholder Register under the name of Settlement and Depository Agency for the benefit of account holder with the Settlement and Depository Agency.

2.     Shares in Collective Depository with Custodian Bank or Securities Company shall be recorded in the Securities account with the Settlement and Depository Agency under the name of Custodian Bank or Securities Company for the benefit of Securities account holder with the Custodian Bank or Securities Company.

3.     If the shares in Collective Depository with the Custodian Bank shall be the part of Mutual Fund Securities in form of Collective Investment Agreement and not included in Collective Depository with Settlement and Depository Agency, the Company shall record the shares into the Company’s Shareholder Register under the name of Custodian Bank for the benefit of Participation Unit of Mutual Funds in form of Collective Investment Agreement.

4.     The Company shall be obliged to issue certificate or written confirmation to the Settlement and Depository Agency as meant in paragraph 1 of this Article or Custodian Bank as meant in paragraph 3 above as the evidence of registration into the Shareholder Register.

5.     The Company shall transfer shares in Collective Depository registered under the name of Settlement and Depository Agency or Custodian Bank for Mutual Funds in form of Collective Investment Agreement in the Shareholder Register into the name of party appointed by the Settlement and Depository Agency or Custodian Bank. The application for transfer shall be submitted in writing by the Settlement and Depository Agency or Custodian Bank to the Company or Securities Administration Office appointed by the Company.

6.     Settlement and Depository Agency, Custodian Bank, or Securities Company if requested by the concerned shareholder shall issue recording note as confirmation to the shareholder being the Securities account holder and as the evidence of recording on the ownership of shares by the concerned shareholder as recorded in its Securities account with Collective Depository, provided that such recording note as confirmation shall be signed on the name of Settlement and Depository Agency or Custodian Bank or Securities Company promoting such Collective Depository as the evidence of recording into Securities account.

7.     In the Collective Depository, any share from the same type and classification issued by the Company shall be equal to and convertible each other.

8.       The Company shall refuse the registration of shares transfer into Collective Depository if the share certificate is lost or destroyed, unless the shareholder applying for transfer shall provide sufficient evidence and assurance acceptable to the Company that the concerned party is the real shareholder of the lost or destroyed share and such share is really lost or destroyed.

9.     The Company shall refuse the registration of shares into Collective Depository if the shares are collateralized, put under attachment pursuant to court’s decision or confiscated for criminal case investigation.

10.  The Securities account holder whose shares registered in Collective Depository with Settlement and Depository Agency or the Securities sub-account holder whose shares listed on Securities account of Custodian Bank or Securities Company shall be entitled to cast vote at the GMS pursuant to the amount of shares owned in such Securities account.

11.  The Securities account holder entitled to cast vote at the GMS shall be those whose names recorded as the Securities account holder with Settlement and Depository Agency or whose names listed as the Securities sub-account holder in Securities account of Custodian Bank or Securities Company 1 (one) day prior to the notice of the GMS.

12.  Custodian Bank and Securities Company shall deliver the list of Securities account holder and Securities sub-account holder as well as the amount of the Company’s shares owned by each Securities account holder or Securities Company to the Company within 1 (one) business day prior to the  notice of the GMS to be registered into Shareholder Register specifically provided to hold such GMS.

13.  The Investment Manager shall be entitled to attend and cast vote at the GMS on the shares included in Collective Depository with Custodian Bank constituting parts of Mutual Fund Securities portfolios in form of Collective Investment Agreement and not included in Collective Depository with Settlement and Depository Agency provided that the Custodian Bank shall submit the Investment Manager’s name to the Company within 1 (one) business day prior to the notice of the GMS.

14.  The Company shall give dividend, bonus shares, or other rights in respect of share ownership in Collective Depository to the Settlement and Depository Agency and such Settlement and Depository Agency shall forward the dividend, bonus shares, or other rights to the Custodian Bank and or Securities Company recorded as the account holder with Settlement and Depository Agency to be forwarded to the Securities account holder with the Custodian Bank and/or Securities Company

15.  The Company shall give dividend, bonus shares, or other rights in respect of share ownership to the Custodian Bank on shares in Collective Depository with Custodian Bank constituting parts of Mutual Funds Securities portfolios in form of Collective Investment Agreement and not included in Collective Depository with Settlement and Depository Agency.

16.  The deadline for determining Securities account holder entitled to enjoy dividend, bonus shares, or other rights in respect of share ownership in Collective Depository shall be resolved by or pursuant to the resolution of the GMS provided that the Custodian Bank and Securities Company shall submit the list of Securities account holder along with the amount of the Company’s shares owned by each Securities account holder to the Settlement and Depository Agency, at the latest date being the determination  basis for shareholders entitled to enjoy dividend, bonus shares, and other rights, to be forwarded then to the Board of Directors of the Company within 1 (one) business day upon the date being the determination basis for shareholders entitled to enjoy dividend, bonus shares, and other rights.

ASSIGNMENT OF RIGHT TO SHARES

Article 9

1.     In the event of change of share ownership, the former owner registered in the Shareholder Register shall be deemed still as the shareholder until the new shareholder’s name has been recorded in the Company’s Shareholder Register by paying attention to regulations of law and provisions of Indonesian Stock Exchange where the Company’s shares registered.

2.     Assignment of right to shares not included in collective depository shall be based on deed of assignment of right signed by the assignor and the assignee or their lawful proxies or based on other letters sufficiently evidence such assignment of right at the Board of Director’s opinion without reducing the provisions in these Articles of Association and by paying attention to regulations of law on Capital Market in Indonesia.

3.     The deed of  assignment of right or other letter as meant in paragraph 2 above shall be in form as set out and/or acceptable by the Board of Directors and the copy thereof shall be delivered in writing to the Company, provided that the document of assignment of right to share listed in Indonesian Stock Exchange shall fulfill the regulations of law on Capital Market in Indonesia and regulations of Indonesian Stock Exchange where the Company’s shares listed.

4.     The assignment of right to shares listed in the account in Collective Depository shall be recorded as transfer from one Securities account to other Securities account with Settlement and Depository Agency, Custodian Bank, and Securities Company.

5.     The assignment of right to shares shall only be permitted if all provisions in Articles of Association have been fulfilled.

6.     The assignment of right to share not included in collective depository shall be recorded in Shareholder Register, share certificate, and collective share certificate.

Such record shall be signed by the President Director and President Commissioner or their lawful proxies or Administration Office appointed by the Board of Directors.

7.     The Board of Directors at their own discretion with providing reason may refuse to register the assignment of right to shares into Shareholder Register if the provision in these shall not be fulfilled or if one of requirements in assignment of shares shall not be fulfilled.

8.     If the Board of Directors shall refuse to record the assignment of right to shares, the Board of Directors shall submit the refusal notification to the party assigning the right within 30 (thirty) days upon the date of application received by the Board of Directors, provided that regarding the Company’s shares listed in Indonesian Stock Exchange by paying attention to regulations of law on Capital Market in Indonesia including the regulations applicable in Indonesian Stock Exchange where the Company’s shares listed.

9.     The Shareholder Register shall be closed on 1 (one) business day prior to the date of notice of the GMS, to determine the shareholder names entitled to attend the GMS.

10.  Person who enjoys the right to shares due to the death of shareholder or due to any other reason causing the change of share ownership at law, by providing evidence of right as required at any time by the Board of Directors may apply in writing to be registered as a shareholder.

The registration shall only be made if the Board of Directors accepted such evidence of right, without reducing the provision in Articles of Association as well as regulations of law on Capital Market in Indonesia.

11.  All limitations, prohibitions, and provisions in Articles of Association regulating the right to assign the right to shares and registration of assignment of right to shares shall also mutatis mutandis apply to any right transition according to paragraph 10 of this Article.

12.  For the assignment of shares listed in Indonesian Stock Exchange shall apply regulations of law on Capital Market in Indonesia, whereas the right to Series A Preferred shares may not be assigned to anyone.

13.  The shareholder applying for the GMS and in the event that such application shall be fulfilled by the Board of Directors, Board of Commissioners, or pursuant to court’s decision, shall be obliged not to assign its shares at least within 6 (six) months since the GMS.

GENERAL MEETING OF SHAREHOLDERS

Article 10

1.     The GMS in the Company shall be:

a.     The Annual GMS, as meant in Article 11 of these Articles of Association.

b.     The other GMS hereinafter referred to as the Extraordinary GMS held at anytime based on the needs as set out in Article 12 of these Articles of Association.

2.     The term GMS herein shall mean both of them, they are the Annual GMS and the Extraordinary GMS, unless explicitly stated otherwise.

3.     The GMS, in other agenda shall not be entitled to take resolution, unless all Shareholders present and/or represented at the GMS and approve the additional agenda of the GMS and such additional agenda of the GMS shall be unanimously agreed.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Article 11

1.     The Annual GMS shall be hold annually, at the latest at the end of June each year after the conclusion of the Company’s book.

2.     At the Annual GMS:

a.     The Board of Directors shall be obliged to submit annual report as meant in Article 23 paragraph 7.

b.     The Board of Directors shall be obliged to submit the proposed Company’s profit utilization.

c.     Shall be conducted the appointment of public accountant office registered with Financial Service Authority as proposed by the Board of Commissioners, to conduct audit on the Company’s Financial Report during ongoing year, including internal control audit on financial report; pursuant to the applicable provisions from capital market authority where the Company’s shares registered and/or listed.

d.     The Board of Directors may propose other matters for the Company’s interest pursuant to the provisions of Articles of Association.

3.     The approval of Annual Report including the validation of financial report by the Annual GMS shall mean giving release and discharge of responsibility fully to the Board of Directors and the Board of Commissioners for management and supervision actions performed during the previous fiscal year, insofar such action reflected in Annual Report and Financial Report.

4.     In the event that the Board of Directors and the Board of Commissioners shall be failed to hold the Annual GMS within stipulated time, 1 (one) shareholder or more owning at least 1/10 (one tenth) of total voting shares shall be entitled to make notice of the Annual GMS at the Company’s expense upon obtaining permit from the Head of District Court whose jurisdiction covers the Company’s domicile.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Article 12

1.     The Board of Directors shall be authorized to hold the Extraordinary GMS.

2.     The Extraordinary GMS may be held at any time in accordance with the Company’s needs.

3.     The Extraordinary GMS shall be authorized to take resolution on agenda presented at such GMS, pursuant to the GMS’ authorization within a limit set out by the Articles of Association and regulations of law.

4.     The Extraordinary GMS shall not be authorized to discuss and resolve the GMS agenda on annual report approval and financial report validation, and Company’s profit utilization determination.

 PLACE AND NOTICE FOR TGE GENERAL MEETING OF SHAREHOLDERS

Article 13

1.     The GMS shall be held within the territory of the Republic of Indonesia, being:

a.       The Company’s domicile;

b.       The Company’s main operation;

c.        Capital of province covering the Company’s domicile or main operation; or

d.       Province covering the Stock Exchange’s domicile where the Company’s shares listed.

2.       The Annual GMS and Extraordinary GMS shall be held with Notification of GMS to the Financial Service Authority, Announcement and Notice of the GMS as set out herein.

3.       The notification of GMS agenda to Financial Service Authority and notification of change to GMS agenda to Financial Service Authority shall be made pursuant to regulations of law.

4.       No later than 14 days prior to the notice of the GMS without calculating the date of announcement of GMS and date of notice of GMS, the party entitled to make notice of GMS shall make announcement to the shareholders regarding such notice of GMS.

5.       The GMS announcement shall contain at least:

a.       Information that notice of the GMS to be made

b.       The shareholders entitled to be present at the GMS;

c.        The shareholders entitled to propose agenda of the GMS;

d.       Date of notice of the GMS;

e.        Date of the GMS; and

f.        Information that the GMS is held at the request of shareholders and/or Board of Commissioners, in the event that the GMS is held at the request of the shareholders and/or Board of Commissioners as meant in paragraph 11 below.

(hereinafter referred to as “Announcement of the GMS”).

6.       The notice for the GMS shall be made no later than 21 (twenty first) day prior to the date of GMS without calculating the date of notice for the GMS and date of the GMS.

7.       The notice shall contain at least:

a.       Date, time, and place of the GMS;

b.       The shareholders entitled to attend the GMS;

c.        Agenda of meeting including explanation of each agenda;

d.       Information that material related to meeting are available for the shareholders since the date of notice of the GMS until the date of the GMS including annual report and profit-loss balance sheet of the Company for the Annual GMS; and

e.        Information that the GMS is held at the request of shareholders and/or Board of Commissioners; in the event that the GMS is held at the request of the shareholders and/or Board of Commissioners as meant in paragraph 11 below.

(hereinafter the process of giving such notice referred to as the “Notice of the GMS”) whereas the letter/document for notice of the GMS referred to as the “Notice for the GMS”).

8.       The announcement of GMS and Notice for the GMS to the shareholders as meant in this Article, shall be made at least by:

a.       1  (one) daily nationally circulated Indonesian newspaper;

b.       1 (one) daily English newspaper, as required by the Board of Directors;

c.        Stock Exchange website; and

d.       Company’s website in Indonesian and English and if required, other languages.

9.       The announcement of the GMS in foreign language shall contain the same information as in announcement of the GMS in Indonesian.

In the event of different interpretation between the information announced in foreign language and Indonesian, the prevailing information shall be in Indonesian.

10.    Provision on Announcement and Notice for the GMS in this Article shall mutatis mutandis apply for the GMS held by the shareholders obtaining permit from the court’s decision to hold the GMS.

11.    The Board of Commissioners and/or 1 (one) or more shareholders jointly representing 1/10 (one tenth) or more of total voting shares may request to hold the GMS.

12.    The request to hold the GMS as meant in paragraph above shall:

a.       Be submitted to the Board of Directors by registered mail with copies delivered to the Board of Commissioners;

b.       Be made in good faith;

c.        Consider the Company’s interest;

d.       Be the request of requiring resolution of the GMS;-

e.        Be with reason and material related to matters to be resolved at the GMS; and

f.        Not be against the Articles of Association and regulations of law.

13.    Upon receiving the request of the GMS from the shareholders and/or Board of Commissioners as meant in paragraph 11 and paragraph 12 above, the Board of Directors shall be obliged to make Announcement of GMS no later than 15 (fifteen) days since the date of request of the GMS received by the Board of Directors.

14.    In the event that the Board of Directors not making Announcement of the GMS, then:

a.       The shareholders may ask another request to hold the GMS to the Board of Commissioners;

b.       The Board of Commissioners may make Announcement of the GMS that initially asked by the Board of Commissioners.

15.    The Board of Commissioners shall be obliged to make Announcement of GMS to the shareholders no later than 15 (fifteen) commencing as of the date of request of GMS submitted by the shareholders as meant in paragraph 14 letter a above has been received by the Board of Commissioners.

16.    a.     In the event that the Board of Directors and the Board of Commissioners not making Announcement of the GMS within stipulated period as meant in paragraph 13 or paragraph 15 above, the Board of Directors or Board of Commissioners no later than 15 (fifteen) days since the Board of Directors or Board of Commissioners receiving the request of GMS, shall be obliged to announce information transparency regarding:

1) The request of GMS from the shareholders as meant in paragraph 11 or paragraph 14 letter a above; and

2) Reason not holding GMS.

b.     The information transparency as meant in letter a of this Article shall be made at least by:

1) 1 (one) daily nationally circulated Indonesian newspaper;

2) Stock Exchange website; and

3) Company website, in Indonesian and English and if required, in other languages.

c.  The announcement of information transparency in English or foreign language shall contain the same information as in announcement of information transparency in Indonesian.

In the event of different interpretation between the information announced in English or foreign language and Indonesian, the prevailing information shall be in Indonesian.

17.    In the event that Board of Commissioners not making Announcement of GMS as meant in paragraph 15 of this Article, the shareholders may request to hold GMS at the Company’s expense to the Head of District Court whose jurisdiction cover the Company’s domicile.

18.    The shareholders obtaining permit pursuant to District Court decision to hold the GMS as meant in paragraph 17 above, shall be obliged at the Company’s expense to hold GMS, therefore shall make Announcement of the GMS, Notice of the GMS and Announcement of Minutes Summary of the GMS, and fulfill the requirements of holding GMS as set out in Articles of Association and regulations of law.

19.    a.     1 (one) or more shareholders representing at least 1/20 (one twentieth) of total voting shares issued by the Company may propose GMS agenda.

b.     the proposed GMS agenda as meant above shall:

1)       be submitted in writing to the Board of Directors no later than 7 (seven) days prior to Notice for the GMS;-

2)       be made in good faith;

3)       consider the Company’s interest;

4)       be with reason and material of proposed meeting agenda; and

5)       not be against regulations of law.

c.     the proposal from the shareholders as meant in letter a above shall be included in the GMS agenda, if according to Board of Directors’ opinion, such proposal has fulfilled requirements in letter b above.

20.    The Company shall be obliged to make revised Notice for the GMS if there is change to information in Notice for the GMS made as meant in paragraph 6 of this Article.

In the event that the revised Notice for the GMS related to the date of GMS and/or additional agenda of the GMS, the Company shall be obliged to make another notice of the GMS with manner of Notice of the GMS as meant in paragraph 6 and paragraph 8 above.

The obligation to make another notice of the GMS as meant above shall not be applied if the revised Notice for the GMS regarding the date of the GMS and/or additional agenda of the GMS not caused by Company’s fault.

Media of Notice for the GMS as meant in paragraph 8 of this Article shall mutatis mutandis apply to revised Notice for the GMS.

CHAIRPERSON AND MINUTES OF THE GENERAL MEETING OF SHAREHOLDERS

Article14

1.       The GMS shall be chaired by Commissioner appointed by the meeting of the Board of Commissioners.

2.       In the event that all Commissioners are absent or unable to attend, the GMS shall be chaired by one Director appointed by the Board of Directors.

3.       In the event that all Commissioners or Directors are absent or unable to attend the GMS, the GMS shall be chaired by the shareholder attending the GMS appointed among and by the participants of the GMS.

4.       In the event that the Commissioner appointed by the meeting of the Biard of Commissioners chairing GMS has conflict of interest with agenda to be resolved at the GMS, the GMS shall be chaired by other Commissioner not having conflict of interest appointed by the meeting of the Board of Commissioners.

5.       In the event that all Commissioners have conflict of interest, the GMS shall be chaired by one Director appointed by the Board of Directors.

6.       In the event that the Director appointed by the Board of Directors to chair the GMS has conflict of interest with the agenda to be resolved at the GMS, the GMS shall be chaired by other Director not having conflict of interest.

7.       In the event that all Directors have conflict of interest, the GMS shall be chaired by one non-controlling shareholder or representative/proxy of shareholder elected by other majority shareholders present or represented at the GMS.

8.       Those attending the GMS shall prove their authorization to be at the GMS, pursuant to the requirements set out by the Board of Directors or Board of Commissioners at the time of Notice of the GMS as such provided that for the shares listed in Stock Exchange shall be with paying attention to regulations of law on Capital Market in Indonesia.

9.       Of anything discussed and resolved at the GMS, minutes of the GMS shall be made by Notary.

Such minutes of the GMS shall be valid evidence to all shareholders and third party regarding the resolution and anything occurred at the GMS.

Quorum, VOTING RIGHTS, AND RESOLUTION

Article 15

1.       a.     The GMS may be held if attended or represented by shareholders representing more than ½ (a half) of total voting shares issued by the Company, unless these Articles of Association and/or regulations of law shall require bigger quorum.

b.     In the event that quorum as meant in letter a above shall not be reached, the notice for the second GMS may be held and the second GMS may be held if attended or represented by 1/3 (a third) of total voting shares, unless these Articles of Association and/or regulations of law shall require bigger quorum.

c.     The second GMS may be held at the earliest period of 10 (ten) days and at the latest period of 21 (twenty one) days upon the previous GMS was held.

d.    The notice for the second GMS shall be made with the conditions that:

1)       The notice for the GMS shall be made within 7 (seven) days prior to the second GMS;

2)       The notice for the second GMS shall mention that the previous GMS was held without reaching quorum as set out in letter a above.

e.     - In the event that the quorum of the second GMS as meant in letter b above shall not be reached, the third GMS may be held upon reaching the quorum, requirements of Notice for the GMS, and time to hold the GMS as set out by Financial Service Authority at the Company’s request.

- The notice for the third GMS shall mention that the second GMS was held without reaching quorum.

- The resolution of the third GMS shall be valid if approved by shareholders on the basis of requirements to take resolutions set out by the Financial Service Authority.

2.       The shareholder may be represented by other shareholder or other person by power of attorney.

The power of attorney shall be made and signed in form as set out by the Company’s Board of Directors, without reducing the provisions of law on civil evidence and shall be submitted to the Board of Directors no later than 3 (three) business days prior to the date of the GMS.

The chairperson of the GMS shall be entitled to ask that the power of attorney to represent shareholder to be presented to it during the GMS.

The Shareholder shall not be entitled to authorize more than one proxy for parts of shares being owned with different votes, the vote cast by or for the shareholder shall apply to all shares being owned. Such provision shall be excluded for Custodian Bank or Securities Company as Custodian representing its client as the Company’s shareholder.

3.       At the GMS, one share shall give right to cast 1 (one) vote.

4.       Directors, Commissioners, and employees of the Company may act as proxies at the GMS, but the votes cast by them shall not be counted in voting.

5.       Voting regarding person shall be made in closed ballot without signature and regarding other matters shall be made verbally, unless the chairperson of the GMS shall provide otherwise without any objection from 1 (one) or more shareholders jointly representing at least 1/10 (one tenth) of total voting shares.

6.       Blank or invalid votes shall be deemed to follow the votes cast by majority voting shareholders.

7.       The resolution of the GMS shall be made on the basis of deliberation to reach consensus. In the event that that consensus shall not be reached, the resolution shall be taken by voting on the basis of affirmative votes more than ½ (a half) of total voting shares present at the GMS, unless the Articles of Association and/or regulations of law provides that the resolution shall be valid if approved by bigger affirmative votes.

In the event that all resolutions proposed not gaining affirmative votes more than ½ (a half) of total vote cast, the voting shall be repeated to 2 (two) most voted proposals, so that one of them shall gain more than ½ (a half) of total votes.

In the event of equal votes, if regarding person shall be with lucky draw and regarding other matters shall be deemed as refused.

8.       The GMS regarding transaction agenda having conflict of interest as meant in Article 30 paragraph 1 herein, shall be held with the following conditions:

a.       The GMS may be held if attended or represented by independent shareholders, those not having conflict of interest (hereinafter referred to as the “Independent Shareholders”) representing more than ½ (a half) of total voting shares owned by all Independent Shareholders and the resolution of the GMS shall be valid if approved by Independent Shareholders representing more than ½ (a half) of total voting shares owned by Independent Shareholders;

b.       In the event that quorum as meant in letter a shall not be reached, the second GMS may be held and entitled to take resolution if attended and/or represented by Independent Shareholders representing more than ½ (a half) of total voting shares owned by Independent Shareholders.

The resolution of the second GMS shall be valid if approved by Independent Shareholders and/or their representatives/proxies representing more than ½ (a half) of total voting shares owned by Independent Shareholders attending the GMS.

c.        In the event that the quorum of the second GMS as meant in letter b above shall not be reached, the third GMS may be held provided that the third GMS shall be valid and entitled to take resolution if attended and/or represented by Independent Shareholders owning voting rights in accordance with quorum determined by the Financial Service Authority at the Company’s request.

The resolution of the third GMS shall be valid if approved by Independent Shareholders representing more than 50% (fifty percent) of total shares owned by Independent Shareholders present at the GMS.

d.       The shareholders with conflict of interest shall be deemed to give resolution similar to resolution approved by the Independent Shareholders not having conflict of interest.

9.       Anything proposed by the shareholders during the discussion or voting at the GMS shall fulfill the following conditions:

a.       On the chairperson of GMS’ opinion, such matter is directly related to one of the agenda of meeting;

b.       Such matters shall be submitted by one shareholder or more jointly owning at least 1/20 (one twentieth) of total voting shares; and

c.        On the Board of Directors’ opinion, such proposal is deemed to be directly related to the Company’s business.

BOARD OF DIRECTORS

Article 16

1.       a.     Company’s management shall be conducted by the Board of Directors under supervision of the Board of Commissioners.

b.     Board of Directors shall at least consist of 3 (three) Directors with the following composition:

1)       One President Director;

2)       One Vice President Director (if appointed); and

3)       One or more Directors.

2.       a.     Those who may serve as Directors shall be individual persons at the time of appointment and during the service:

1)       Of Indonesian nationality;

2)       Having great characters, moral, and integrity;

3)       Capable to perform legal action;

4)       Within 5 (five) years before the appointment and during the service:

a)       never been declared insolvent;

b)       never been the member of Board of Directors and/or Board of Commissioners declared guilty in causing insolvency of a Company or Public Company;

c)       never been punished due to criminal act inflicting loss to state and/or StateOwned Enterprise financial and/or related to financial sector; or

d)       never been become the member of Board of Directors and/or Board of Commissioners that during the service:

(1)     Was once never holding the Annual GMS;

(2)     His responsibility as Director and/or Commissioner was once not accepted by the GMS or was once never giving responsibility report as Director or Commissioner to the GMS; and

(3)     Was once causing the company obtaining, consent, approval, or registration from the Financial Service Authority not fulfilling the obligation of annual report and/or financial report submission to the Financial Service Authority.

6)    Having commitment to observe regulations of law; and

5)    Having knowledge and/or expertise in the field required by the Company.

b.     The fulfillment of requirements shall be contained in statement letter signed by candidate Director and such letter shall be submitted to the Company. Such letter shall be examined and documented by the Company.

3.       a.     The nomination of Director not fulfilling requirements as meant in paragraph 2 above, whether before thenomination or during service; shall be void at law since the other Directors or Board of Commissioners found out the non-fulfillment of requirements (hereinafter referred to as “Nullification of Nomination of Director”).

b.     Within no later than 2 (two) days commencing as of the nomination of non-qualified Director as meant in paragraph 2 above, the other Directors or Board of Commissioners shall announce the nullification of nomination of the concerned Director on announcement media as meant in Article 13 paragraph 8 and shall notify the Minister of Law and Human Rights to be recorded in Company register.

c.     Legal action made for and on behalf of the Company by non-qualified Director as meant in paragraph 2 above before the Nullification of Nomination of Director shall be binding and responsibility of the Company.

d.     Legal action made for and on behalf of the Company by non-qualified Director as meant in paragraph 2 above after the Nullification of Nomination of Director shall be invalid and shall be responsibility of the concerned Director.

e.     The Company shall hold the GMS to replace the non-qualified Director no later than 90 (ninety) days since the Nullification of Nomination of Director.

4.       Other than fulfilling requirements as meant in paragraph 2 of this Article, the Director shall be nominated by considering expertise, experience, and other requirements pursuant to regulations of law.

5.       Other than requirements mentioned in paragraph 2 of this Article, among the Directors and between the Director and Commissioner shall not be in family relationship until the third degree, whether in straight line or lateral line, or relationship emerged due to marriage (in-laws).

In the event of situation as meant above, the GMS shall be authorized to terminate one of them.

6.       a.     The Directors shall be nominated by the GMS from the candidates proposed by the Series A Preferred Shareholder and have been through nomination process pursuant to regulations of law and such nomination shall bind the GMS;

b.     The Directors shall be nominated and removed by the GMS, and at such GMS shall be present and/or represented by Series A Preferred Shareholder and Shareholders owning at least ½ (A half) of total voting shares cast validly at the GMS.

7.       a.     The office term of Director shall be 5 (five) years commencing as of the conclusion of the GMS nominating him or since other time as set out by the GMS and shall be expired on the conclusion of the Annual GMS held at the end of the said office term provided that not exceeding 5 (five) years. The provision of above paragraph shall not reduce the right of the GMS to terminate Director at anytime prior to the expiration of office term with providing reason. Such termination shall apply since the conclusion of the GMS resolving such termination, unless provided otherwise by the GMS.

b.     Following its expiration, the Director nay be reappointed consecutively only for 1 (one) office term by the GMS.

8.       The reason of termination as meant above shall be if the Director:

a.       Cannot fulfill its obligation as agreed in management contract;

b.       Cannot exercise its duty well;

c.        Not implementing provision of regulations of law and/or provisions of Articles of Association;

d.       Involved in action inflicting loss to the Company and/or State

e.        Declared guilty with court’s decision having permanent legal force;

f.        Has submitted resignation application.

9.       Other than reason of terminating Director as meant in paragraph 8 above, Director may be terminated by the GMS on the basis of other reason deemed proper by the GMS for the benefit and purpose of the Company.

10.    The planned termination of Director as meant in paragraph 9 above shall be notified by Series A Preferred Shareholder to the concerned Director verbally or in writing no later than 14 (fourteen) days prior to the date of the GMS.

11.    Resolution for termination as meant in paragraph 8 letters a, b, c, and d and paragraph 9 of this Article shall be taken after the concerned party has been given opportunity to defend at the GMS. Such termination shall apply since the conclusion of the GMS resolving such termination.

12.    If due to any reason whatsoever the Director position shall be vacant, such vacancy shall be occupied no later than at the next GMS.

During such vacancy and not replaced or the replacement not occupy such vacancy, the other Director set out by meeting of the Board of Directors’ resolution shall perform the vacated Director’s duty with similar power and authority.

13.    a.     In the event that due to any reason the Company’s Director position shall be vacant resulting in the total Directors less than 2 (two) or no President Director, then no later than 90 (ninety) days   since such vacancy, GMS shall be held to occupy such vacated Director’s position.

b.       In the event that all Directors’ position are vacated and the GMS has not occupied such vacated position as meant in this paragraph, the Company shall be temporarily managed by the Board of Commissioners, with similar power and authority.

14.    a.     Director may be suspended by the Board of Commissioners with providing reason.

b.     The reason for suspending such Director shall be if the Director acts against these Articles of Association or indicated act inflicting loss to the Company or neglecting obligation or other urgent reason for the Company.

c.     The resolution of Board of Commissioners on suspension of Board of Directors shall be made in accordance with procedure of taking resolution at the meeting of the Board of Commissioners.

d.     Such suspension shall be notified in writing, no later than 2 (two) days since the resolution of such suspension to the concerned Director with providing reason of such action whereas the copies thereof shall be delivered to the Board of Directors.

e.     No later than 90 (ninety) days since the date of suspension, the Board of Commissioners shall be obliged to hold the GMS resolving the revocation or reinforcement of suspension resolution, whereas the suspended Director shall be given opportunity to attend the meeting to defend.

f.     With the lapse of time to hold the GMS as meant in letter e above, the GMS may not take resolution or the GMS shall revoke such suspension, such suspension shall be void.

g.     The GMS as meant in letter e above shall be chaired by one Shareholder elected among and from the shareholders and/or representatives/proxies attending the GMS.

h.     In the event that the GMS reinforcing suspension, the concerned Director shall be permanently terminated.

i.      The suspension shall not be extended or reinstated with the same reason, if the suspension has been declared void as meant in letter f above.

j.      In the event of situation as meant in letter f above, the concerned Director shall reassume its duty as before.

k.     The Company shall be obliged to make information transparency announcement to the public and submit to Financial Service Authority regarding:

1)       Suspension resolution; and

2)       Result of the GMS or information on the voidance of suspension by the Board of Commissioners because of not holding GMS or failure of the GMS to take resolution until the lapse of period no later than 2 (two) days since the occurrence of such event.

15.    a.     A Director may resign from its office by giving written notification on such intention to the Company’s Board of Directors with copies to be delivered to Series A Preferred Shareholder, Board of Commissioners, and other Directors.

b.     The Company shall hold the GMS to resolve resignation application of Director as meant in letter a of this paragraph no later than 90 (ninety) days since the receipt of resignation application.

c.     The Company shall be obliged to make information transparency announcement to the public and submit to Financial Service Authority no later than 2 (two) business days since the receipt of resignation application of Director as meant in letter a of this paragraph and result of the GMS as meant in letter b of this paragraph.

d.     In the event that the Director resignation resulting in the total of Directors to be less than 2 (two), such resignation shall be valid if stipulated by the GMS and the new Director has been appointed to fulfill the minimum requirement of total Directors.

16.    For resigning Director or whose nomination void at law as meant in paragraph 3 of this Article either during the service or after the expiration of the office, the concerned Director shall be demanded for responsibility on the actions not reported to the GMS.

17.    a.     The Directors shall be given salary and other allowance, including post service insurance which amount to   be determined pursuant to resolution of the GMS and such authority by the GMS may be delegated to the Board of Commissioners to be stipulated pursuant to meeting of the Board of Commissioners.

b.     Any Director shall be prohibited to take personal benefit directly or indirectly from the Company’s activities other than legal income as stipulated by the GMS as meant in letter a above.

18.    The office of the Director shall be automatically expired if:

a.       He dies;

b.       His office term is expired;

c.        Terminated pursuant to resolution of the GMS;

d.       No longer meets requirements as Director pursuant to provisions of Articles of Association and regulations of law; except no longer meets requirement as meant in paragraph 2 letter a of this Article.

19.    Provision as meant in paragraph 18 letter d above shall include but not limited to prohibited double position.

20.    The Directors shall not take double position as mentioned below:

a.       Director in other State-Owned Enterprise, Regional-Owned Enterprise, or private company or other position managing the company;

b.       Commissioner/Supervisor in State-Owned Enterprise;

c.        Other structural and functional in central or regional institution;

d.       Other position in accordance with provisions in regulations of law manager in political party and/or candidate/legislative member and or candidate/district head/vice district head; and or-

e.        Other position causing conflict of interest directly or indirectly with the Company and/or against the regulations of law.

DUTIES AND AUTHORITIES OF BOARD OF DIRECTORS

Article 17

1.       The Board of Directors shall run all actions related to Company’s management for the Company’s interest and pursuant to Company’s purpose and objective.

2.       Any Director shall be entitled and authorized to act for and on behalf of the Board of Directors and represent the Company inside and outside the Court on anything and in any occurrence, bind the Company with other party and other party with the Company, and conduct all action regarding management and ownership with limitation as set out in paragraph 7 of this Article and by paying attention to regulations of law on Capital Market in Indonesia.

3.       Any Director shall be obliged to exercise duties and responsibilities by observing Articles of Association and regulations of law, in good faith, full responsibility, and implement the principles of professionalism, efficiency, transparency, independency, accountability, responsibility, and fairness.

4.       Board of Directors shall be obliged to provide reports and explanations on matters related to Company if requested in writing by Series A Preferred Shareholder by paying attention to regulations of law including regulations of law on Capital Market.

5.       Any Director shall be fully severally liable to Company’s loss caused by the Director’s mistake or negligence in exercising his duties.

However, the Director shall not be liable to Company’s loss if he can prove that:

a.     such loss not caused by his mistake or negligence;

b.     has performed management in good faith and carefulness for Company’s interest and pursuant to Company’s purpose and objective;

c.     having no conflict of interest directly or indirectly on the management inflicting loss; and

d.     has taken action to prevent the occurrence or continuance of such loss.

6.       Director shall not be authorized to represent the Company if:

a.     involved in case in Court between the Company and the concerned Director; or

b.     the concerned Director has conflict of interest with the Company.

7.       Board of Directors’ action shall obtain written approval from the Board of Commissioners in:

a.       Participating capital or releasing the participation of capital in other business entity not performed via stock exchange with amount exceeding as determined in resolution of Board of Commissioners;

b.       Establishing, merging, amalgamating, taking over, spinning-off, and dissolving subsidiary having financial consequence exceeding certain amount as determined in resolution of Board of Commissioners;

c.        Assigning, exchanging, selling or buying business segment having financial consequence exceeding certain ampunt as determined in resolution of Board of Commissioners;

d.       Entering into license and/or cooperation agreement, regarding requirements and provisions as well as type of license and/or cooperation agreement requiring approval from the Board of Commissioners shall be regulated further in the resolution of Board of Commissioners.

e.        Assigning fixed and other assets of the Company with exceeding certain amount as determined in resolution of Board of Commissioners;

f.        Forgiving bad receivables and unproductive stocks exceeding certain amount as determined in resolution of Board of Commissioners;

g.        Forgiving fixed assets in certain condition as determined by resolution of Board of Commissioners.

h.       Binding the Company as guarantor (borg  or avalist) having financial consequence exceeding certain amount as determined in resolution of Board of Commissioners;

i.         Accepting or giving short term loan (less than 1 (one) year) of non-operational nature exceeding certain amount as determined in working plan and budge of Company validated in resolution of Board of Commissioners;

j.         Accepting or giving medium/long term loan (more than 1 (one) year) exceeding certain amount as determined in working plan and budget of Company validated in resolution of Board of Commissioners;

k.       Nominating Director and/or Commissioner to the subsidiaries:

(i)    whose financial report consolidated with the Company; and

(ii)   giving income contribution of at least 30% (thirty percent) of total Company’s consolidated income.

Approval of Board of Commissioners particularly related to letter k shall be pursuant to meeting of Board of Commissioners and approval of Series A Preferred Shareholder.

Such written approval shall be contained in form of resolution of Board of Commissioners.

8.       The Board of Directors’ actions as meant in paragraph 7 letter a to letter j above shall be with prior approval of the GMS in the event that the amount of investment/divestment to be made by the Company is material, which is fulfilling provisions and requirements as set out in capital market regulation. In the event of transaction to be implemented not reaching material value as set out in capital market regulation, but will significantly affect the Company’s main business activities, in terms of operational, financial, or commercial, the Board of Directors and/or Board of Commissioners may propose to be resolved at the GMS.

9.       In performing legal action to:

a.       Assign or release the rights of Company’s assets in whole or in part with amount exceeding 50% (fifty percent) of Company’s total net asset, either in one transaction or several transaction, independent or related to each other in one fiscal year; or

b.       Collateralize Company’s asset in whole or in part so that the collateralized Company’s asset within certain period shall exceed 50% (fifty percent) of Company’s total net asset.

The Board of Directors shall obtain approval from the GMS and at such GMS shall be attended or represented by shareholders owning at least ¾ (three quarter) of total voting shares and approved by at least ¾ I(three quarter) of total shares cast at the GMS.

In the event that at the GMS above the determined quorum shall not be reached, then at the earliest period of 10 (ten) days and at then latest period of 21 (twenty one) days since the first GMS, the second GMS may be held with the same agenda as the first GMS.

The notice for the GMS shall be made no later than 7 (seven) days prior to the second GMS, without calculating the date of Notice for tne GMS and date of the GMS, and for such Notice for tne GMS shall not require prior Announcement of the GMS and the second GMS shall be attended or represented by shareholders owning at least 2/3 (two third) of total voting shares and approved by at least ¾ (three quarter) of total votes cast at the GMS.

In the event that the quorum at the second GMS shall not be reached, then at the request of the Company the third GMS may be held with the requirements of quorum, requirements of Notice for the GMS, and time to hold the GMS shall be determined by the Financial Service Authority.

The Notice for the third GMS shall mention that the second GMS was held without reaching quorum.

The resolution of the third GMS shall be valid if agreed by shareholders on the basis of requirements to take resolution as set out by such Financial Service Authority.

10.    Without reducing responsibility, the Board of Directors for certain action shall also be entitled to appoint one or more persons as proxies with the requirements determined by the Board of Directors in a special power of attorney, such authority shall be exercised pursuant to Articles of Association.

11.    The distribution of duties and authorities of Director shall be decided in accordance with Resolution of the GMS and in the event that the GMS shall not decide, the distribution of duties and authorities of Directors shall be decided pursuant to the resolution of meeting of the Board of Directors.

12.    The Board of Directors in managing and/or administering Company shall implement the resolution of the GMS and the Board of Commissioners so long not against regulations of law and/or these Articles of Association.

MEETING OF THE BOARD OF DIRECTORS

Article 18

1.       a.     The meeting of the Board of Directors shall be held periodically at least once in a month or at anytime deemed necessary at the request of one or more Directors or request of meeting of the Board of Commissioners or written request of 1 (one) or more shareholders jointly representing 1/10 (one tenth) or more of total voting shares.

b.     The Board of Directors shall be obliged to hold meeting of the Board of Directors together with the Board of Commissioners periodically at least once in 4 (four) months.

2.       The notice of the meeting of the Board of Directors shall be made by the Director entitled to represent the Board of Directors pursuant to provision of Article 17 paragraph 2 of these Articles of Association.

3.       The notice for the meeting of Board of Directors shall be made by registered mail or by letter directly delivered to each Director with receiving receipt or by facsimile or other electronic media no later than 3 (three) days before the meeting, without calculating the date of notice and date of meeting, together with meeting material.

In the event of urgent discussion, such period of notice may be shortened into no later than 1 (one) day without calculating date of notice and date of meeting.

4.       The notice for the meeting shall mention agenda, date, time, and place of the meeting.

5.       a.     The meeting of Board of Directors may be held at the Company’s domicile or main business location.

                If all Directors present or represented, such prior notice shall not be required and the meeting of Board of Directors may be held anywhere within the territory of the Republic of Indonesia and such meeting shall be entitled to take valid and binding resolution.

b.     The meeting of Board of Directors as meant in letter a may be held through video conference network or other electronic media enabling all participants to see and listen to each other directly and participate in meeting and related to such matter, all participants shall be deemed present to determine the quorum and voting or resolution.

Minutes of meeting held by video conference network or other electronic media shall be made in writing and circulated to all participating Directors to be agreed and signed.

6.       The meeting of Board of Directors shall be chaired by President Director, in the event that the President Director shall be absent or unable to attend due to any reason whatsoever not required to be proved to the third party, the meeting of Board of Directors shall be chaired by Vice President Director, in the event that the Vice President Director shall be absent or unable to attend due to any reason whatsoever not required to be proved to the Third Party, or in the event that the Vice President Director shall not be appointed, the meeting of Board of Directors shall be chaired by another Director appointed by the meeting of Board of Directors.

7.       A Director may be represented at the meeting of Board of Directors only by other Director on the basis of power of attorney specifically given for such requirement.

8.       A Director may only represent one other Director.

9.       In other agenda, the meeting of Board of Directprs shall not be entitled to take resolution unless all Directors or their lawful proxies shall attenjd and agree to additional meeting agenda and approve the resolution on additional agenda of meeting.

10.    Meeting of Board of Directors shall be valid and entitled to take valid and binding resolution if more than ½ (a half) of total Directors present or represented validly at the meeting.

11.    Resolution of meeting of Board of Directors shall be made through deliberation to reach consensus.-

In the event that resolution based on deliberation shall not be reached, the resolution shall be taken through voting on the basis of majority affirmative votes from total votes at the meeting.

12.    In the event of equal votes, the Chairperson of Meeting shall be entitled for final vote by paying attention to provision on responsibility as meant in Article 17 paragraph 5.

13.    a.     Any present Director shall be entitled to cast 1 (one) vote and additional 1 (one) vote for any other Director represented.

b.     Voting regarding individual person shall be made by closed ballot without signature, while the voting regarding other things shall be made orally unless Chairperson of Meeting stated otherwise without any objection from the participants.

c.     Any Director present or represented at the meeting shall be obliged to give vote.

        In the event that Director not giving vote (abstain) such Director shall follow and be responsible on the resolution of meeting.

d.     Invalid vote shall be deemed not to cast validly and deemed not exist and not calculated in determining total votes.

14.    At meeting of the Board of Directors shall be made minutes containing discussed agenda (including dissenting opinion from the Directors, if any) and the resolved things.

15.    Minutes of meeting as meant in paragraph 14 above shall be signed by Chairperson of Meeting and all Directors present at the meeting.

16.    The Board of Directors may also take valid resolution without holding meeting of the Board of Directors, provided that all Directors have given written approval by signing the proposal.

The resolution made this way shall have equal power to that taken validly at the meeting of Board of Directors.

BOARD OF COMMISSIONERS

Article 19

1.       a.      Board of Commissioners shall at least consist of 2 (two) Commissioners, one of them shall be appointed as President Commissioner.

b.     Board of Commissioners shall be council and any Commissioner shall not act independently rather on the basis of resolution of meeting of Board of Commissioners.

c.     The Company shall have Independent Commissioner fulfilling requirements pursuant to regulations of law on Capital Market in Indonesia.

2.       Provision regarding requirements and fulfillment of requirements to be Director as meant in Article 16 paragraph 2 shall mutatis mutandis apply to the Board of Commissioners.

3.       Other than fulfilling criteria as meant in paragraph 2 above, the appointment of Board of Commissioners shall be made by considering integrity, dedication, comprehension on company management issue related to one of management functions, having sufficient knowledge in field of Company’s business and providing proper time to exercise its duties and other requirements pursuant to regulations of law.

4.       Consequence of appointing non-qualified Director as meant in Article 16 paragraph 3 shall mutatis mutandis apply to the appointment of non-qualified Commissioner as meant in paragraph 2 of this Article.

5.       Commissioner shall be appointed from Indonesian Nationality fulfilling requirements pursuant to regulations of law. Among the Commissioners and between the Commissioner and Director shall not be in family relationship until the third degree, whether in straight line or lateral line, or relationship emerged due to marriage (in-laws).

In the event of situation as meant above, the GMS shall be authorized to terminate one of them.

6.       The appointment of all Commissioners shall not be concurrent with the appointment of all Directors.

7.       The Commissioners shall be nominated by the GMS from the candidates proposed by the Series A Preferred Shareholder. Such nomination shall bind the GMS;

The Commissioners shall be nominated and removed by the GMS, and at such GMS shall be present and/or represented by Series A Preferred Shareholder and Shareholders owning at least ½ (a half) of total voting shares issued by the Company and such resolution of GMS shall be approved by the Series A Preferred Shareholder and Shareholders owning at least ½ (a half) of total votes cast validly at the GMS.

8.       The office term of Commissioner shall be 5 (five) years commencing as of the conclusion of the GMS nominating him or since other time as set out by the GMS and shall be expired on the conclusion of the Annual GMS held at the end of the said office term provided that not exceeding 5 (five) years. The provision of above paragraph shall not reduce the right of the GMS to terminate Director at anytime prior to the expiration of office term with providing reason. Such termination shall apply since the conclusion of the GMS resolving such termination, unless provided otherwise by the GMS.

9.       a.     Provision on Commissioner’s office terms shall not reduce the GMS right to terminate such Commissioner at anytime prior to the expiration of its office term. Such termination may be made if the concerned Commissioner:

1)      Cannot exercise its duty well;

2)      Violating provision of Articles of Association and/or regulations of law;

3)      Involved in action inflicting loss to State-Owned Enterprise and/or State;

4)      Performed action violating ethics and/or morale should to be respected as Commissioner of State-Owned Enterprise

5)      Declared guilty with court’s decision having permanent legal force;  or

6)      Resigned.

b.     Other than reason of terminating Commissioner as meant in letter a above, Commissioner may be terminated by the GMS on the basis of other reason deemed proper by the GMS for the benefit and purpose of the Company.

10.    The planned termination of Commissioner shall be notified by Series A Preferred Shareholder to the concerned Commissioner verbally or in writing no later than 14 (fourteen) days prior to the date of the GMS.

11.    Such terminated Commissioner shall be given opportunity to attend at the GMS to defend. Such termination shall apply since the conclusion of the GMS resolving such termination.

12.    Upon the expiration of office term, Commissioner  may be reappointed only for 1 (one) other term by the GMS.

13.    a.      The Commissioner shall be given salary and/or allowance, including post service insurance which amount to be determined by the GMS.

b.     Any Commissioner shall be prohibited to take personal benefit directly or indirectly from the Company’s activities other than legal income as stipulated by the GMS as meant in letter a of this paragraph.

14.    The Commissioner shall not take double position as mentioned below:

a.       Director in State-Owned Enterprise, Regional-Owned Enterprise, or Private Owned Enterprise;

b.       Commissioner and/or Supervision in State-Owned Enterprise, except in order for supervising State-Owned Enterprise in health program on the basis of special appointment from the authority;

c.        Other position in accordance with provisions in regulations of law, manager in political party and/or candidate/legislative member and or candidate/district head/vice district head; and or-

d.       Other position causing conflict of interest.

15.    In the event that due to any reason the Company’s Commissioner position shall be vacant resulting in the total Commissioners less than 2 (two) or no President Commissioner, then no later than 90 (ninety) days since such vacancy, GMS shall be held to occupy such vacated Commissioner’s position.

16.    a.      Provision on Director resignation as meant in Article 16 paragraph 15 letters a, b, and c shall mutatis mutandis apply to Commissioner.

b.     In the event that the Commissioner resignation resulting in the total of Commissioners to be less than 2 (two), such resignation shall be valid if stipulated by the GMS and the new Commissioner has been appointed to fulfill the minimum requirement of total Commissioners.

17.    The office of the Commissioner shall be automatically expired if:

a.       He dies;

b.       His office term is expired;

c.        Terminated pursuant to resolution of the GMS;

d.       No longer meets requirements as Commissioner pursuant to provisions of Articles of Association and regulations of law; except no longer meets requirement as meant in paragraph 2 of this Article.

DUTIES AND AUTHORITIES OF BOARD OF COMMISSIONERS

Article 20

1.     The Board of Commissioners shall:

a.     supervise the Company’s management policy performed by the Board of Directors, advise the Board of Directors including on Company’s development plan, Company’s annual working plan and budget, implementation of Company’s Articles of Association and resolution of the GMS as well as regulations of law by paying attention to Company’s interest.

b.     exercise the duties, authorities, and responsibilities pursuant to provisions of Articles of Association and resolution of the GMS;-

c.     examine and review the annual report prepared by the Board of Directors and sign such annual report.

2.     In respect of Board of Commissioners’ duties as meant in paragraph 1 above, the Board of Commissioners shall be obliged to:

a.     give opinion and advice to the GMS related to the Board of Directors’ report; including the Annual GMS regarding periodical reports from the Board of Directors;

b.     supervise the implementation of Company’s working plan and budget (including investment budget) for the previous fiscal year and deliver the evaluation result and opinion to the Annual GMS;

c.     follow the development of Company’s activities and in the event that the Company shows deterioration trend, immediately request the Board of Directors to announce to the shareholders and advise the improvement measures;

d.     give opinion and suggestion to the GMS on any other matters deemed important for the Company’s management;

e.     propose to the GMS, through the Board of Directors, the appointment of public accountant office to audit the Company’s financial report including internal control audit on financial report, in accordance with applicable provisions from the Capital Market authority where the Company’s shares registered and/or listed;

f.     provide report on supervision duties performed during the previous fiscal year to the GMS;

g.     conduct other supervision duties as assigned by the GMS.

h.     in particular situation, the Board of Commissioners  shall be obliged to hold the Annual GMS and the other GMS pursuant to its authority as set out in Articles of Association and regulations of law.

3.     Each Commissioner shall be fully severally liable on the Company’s loss caused by Commissioner’s fault or negligence in performing duties

However, the Commissioner  shall not be liable to Company’s loss if he can prove that:

a.     such loss not caused by his mistake or negligence;

b.     has performed supervision in good faith and carefulness for Company’s interest and pursuant to Company’s purpose and objective;

c.     having no conflict of interest directly or indirectly on the Board of Directors management inflicting loss;

d.     has taken action to prevent the occurrence or continuance of such loss.

4.     The Commissioners jointly or severally at anytime shall be during Company’s office hours entitled to enter building and premise or other places utilized or controlled by the Company and entitled to examine and check cash condition (for verification purpose) and other securities and entitled to realize all actions performed by the Board of Directors.

5.     In order to perform the duties, Board of Commissioners may request assistance of experts for limited time and establish Committee required pursuant to the needs or regulations of law and at the Company’s expense.

6.     Distribution of job among the Commissioners shall be regulated by themselves and to facilitate the duties, the Board of Commissioners may be assisted by a secretary appointed by the Board of Commissioners.

7.     Board of Directors or each Director shall be obliged to provide explanation on anything asked by the Commissioners  or assisting experts.

8.     The Board of Commissioners may suspend Commissioner with providing reason, as set out in Article 16 paragraph 14.

9.     a.     Board of Commissioners and Board of Directors shall be obliged to prepare guideline binding Directors and Commissioners, pursuant to applicable regulations of law.

b.     Board of Commissioners and Board of Directors shall be obliged to prepare ethical code applicable to all Directors and Commissioners, employees/officers, and supporting organ owned by the Company, pursuant to applicable regulations of law.

MEETING OF BOARD OF COMMISSIONERS

Article 21

1.       All resolutions of Board of Commissioners shall be taken at the meeting of Board of Commissioners or by resolution outside the meeting of Board of Commissioners.

2.       a.     The meeting of the Board of Commissioners  shall be held periodically at least once in a month or at anytime deemed necessary at the request of one or more Commissioners or request of meeting of the Board of Directors or written request of 1 (one) or more shareholders jointly representing 1/10 (one tenth) or more of total voting shares.

b.     The Board of Commissioners shall be obliged to hold meeting together with the Board of Directors periodically at least once in 4 (four) months.

3.       The notice of the meeting of the Board of Commissioners shall be delivered in writing by the President Commissioner or Commissioner appointed by President Commissioner.

4.       The notice for the meeting of Board of Commissioners shall be delivered to all Commissioners by registered mail or directly delivered with receiving receipt or by facsimile or other electronic media followed immediately with registered mail no later than 3 (three) days and in the case of emergency, no later than 1 (one) day before the meeting, without calculating the date of notice and date of meeting.

5.     The Notice for the Meeting as meant in paragraph 3 of this Article shall mention agenda, date, time, and place of the meeting.

6.     The meeting of Board of Commissioners shall be valid if held at the Company’s domicile or main business location within the territory of the Republic of Indonesia.

7.     The Meeting of Board of Commissioners held elsewhere other than those mentioned in paragraph 5 of this Article shall be deemed valid and entitled to take resolution if held within the territory of the Republic of Indonesia and attended by all Commissioners.

8.     The notice for the meeting shall not be required if all Commissioners are present and/or represented at the meeting.

9.     The meeting of Board of Commissioners may be held through video conference network or other electronic media enabling all participants to listen to each other and participate in meeting and related to such matter, all participants shall be deemed present to determine the quorum and voting or resolution.

At the meeting of Board of Commissioner held through video conference network or other similar communication means shall be made minutes in writing and circulated to all present Commissioners to be examined and agreed.

10.  The meeting of Board of Commissioners shall be chaired by President Commissioner, in the event that the President Commissioner shall be absent or unable to attend due to any reason whatsoever not required to be proved to the third party, the meeting shall be chaired by another Commissioner appointed by and among the present Commissioners.

11.  A Commissioner may be represented at the meeting of Board of Commissioners only by other Commissioner on the basis of power of attorney specifically given for such purpose.

12.  Meeting of Board of Commissioners shall be valid and entitled to take binding resolution if more than ½ (a half) of total Commissioners present or represented at the meeting.

13.  Resolution of meeting of Board of Commissioners shall be made through deliberation to reach consensus.

14.  In the event that resolution based on deliberation shall not be reached, the resolution shall be taken through voting on the basis of majority affirmative votes from total votes at the meeting.

15     In the event of equal votes, the Chairperson of Meeting shall be entitled for final vote by paying attention to provision on responsibility as meant in Article 20 paragraph 3 hereof.

16. Any Commissioner shall be entitled to cast 1 (one) vote and additional 1 (one) vote for any other Commissioner represented.

17.  Voting regarding individual person shall be made by closed ballot without signature, while the voting regarding other things shall be made orally unless Chairperson of Meeting stated otherwise without any objection from the participants.

18.  Any Commissioner present or represented at the meeting shall be obliged to give vote.

In the event that Commissioner not giving vote (abstain) such Commissioner shall follow and be responsible on the resolution of meeting.

19.  Invalid vote shall be deemed not to cast validly and deemed not exist and not calculated in determining total votes at the meeting.-

20.  At meeting of the Board of Commissioners shall be made minutes containing discussed agenda (including dissenting opinion from the Commissioners, if any and the resolved things.

21.  Minutes of meeting as meant in paragraph 20 above shall be signed by Chairperson of Meeting and all Commissioners present and appointed for such purpose at the meeting.

22.  Resolution may also be taken outside the meeting of Board of Commissioners, provided that all Commissioners have been notified the proposed resolution and all Commissioners shall give approval by signing such approval.

The resolution made this way shall have equal power to that taken validly at the meeting of Board of Commissioners.

23.  In other agenda, the meeting of Board of Commissioners shall not be entitled to take resolution unless all Commissioners or their lawful proxies  present and approve the additional meeting agenda.

WORKING PLAN AND BUDGET OF THE COMPANY

Article 22

1.       The Board of Directors shall be obliged to prepare Working Plan and Budget of the Company for each fiscal year containing at least:

a.       Mission, business target, business strategy, company policy, and working program/activities;

b.       Company’s Budget detailed on each working program/activity;

c.        Projected financial of Company and subsidiaries;

d.       Fixed assets utilization and/or release plan;

e.        Annual Working Plan and Budget of Board of Commissioners; and

f.        Other things pursuant to applicable regulations including in Working Plan and Budget of the company.

2.       The Company’s Working Plan and Budget Draft signed by all Directors shall be submitted by the Board of Directors to the Board of Commissioners no later than 60 (sixty) days before the fiscal year of such Company’s Working Plan and Budget to be approved by the Board of Commissioners.

3.       The Company’s Working Plan and Budget Draft shall be approved by the Commissioners no later than on December prior to the Company’s fiscal year.

4.       In the event that Company’s Working Plan and Budget shall bot be delivered by Board of Directors and/or Company’s Working Plan and Budget shall not be approved within period as meant in paragraph 3 above, the previous Company’s Working Plan and Budget shall apply.

5.       The Board of Directors’ action not set out in Company’s Working Plan and Budget whose type and requirements as determined in resolution of Board of Commissioners shall be approved first by the Board of Commissioners.

6.       The Board of Directors shall prepare Company’s business activities plan for the next 5 (five) years contained in Company’s Long Term Plan (RJPP) and submitted to the Board of Commissioners for approval.

The change to Company’s Long Term Plan (RJPP) shall be made by the Board of Directors pursuant to business development and/or assumption change to be forwarded to Board of Commissioners for approval.

FISCAL YEAR AND ANNUAL REPORT

Article 23

1.     The Company’s fiscal year shall be commenced from the 1st (first) day of January and expired on the 31st (thirty first) day of December in the same year.

At the end of December each year, the Company’s book shall be closed.

2.     The Board of Directors shall deliver annual report to the GMS upon reviewed by the Board of Commissioners no later than 6 (six) months after the conclusion of Company’s fiscal year, pursuant to regulations of law, then signed by all Directors and Commissioners serving during such fiscal year to be presented to and approved and validated by the Annual GMS.

3.     In the event that any Director and Commissioner not signing such annual report, the reason shall be provided in writing or the reason shall be stated in separate letter attached to the annual report.

4.     In the event that any Director and Commissioner not signing annual report as meant in paragraph 2 of this Article without providing reason in writing, the concerned shall be deemed to approve the annual report.

5.     The annual report audited by Public Accountant registered with Financial Service Authority shall be made available at the Company’s Office no later than on the date of Notice for the Annual GMS, to be reviewed by shareholders.

6.     The Company shall be obliged to announce balance sheet and profit loss report in 2 (two) daily nationally circulated Indonesian newspapers within the territory of the Republic of Indonesia pursuant to regulations of law on capital market and UUPT.

7.     The Annual Report as meant in paragraph 2 of this Article shall contain at least:

a.       Financial report consisting of final balance sheet of previous fiscal year compared to further previous fiscal year, profit loss report from the concerned fiscal year, cashflow report, and equity change report, as well as records on such financial report;

b.       Report on Company’s activities;

c.        Report on the implementation of Social and Environmental Responsibility and Partnership and Environmental Development Program (if any);

d.       Detailed problem occurred during fiscal year affecting the Company’s business activities;

e.     Report on supervision performed by Board of Commissioners during the previous fiscal year;

f.     Names of Directors and Commissioners;

g.     Salary and allowance/facility for the Directors and Commissioners of the Company for the previous fiscal year.

h.     Attendance of Directors and Commissioners at the meeting of Board of Directors and/or meeting of Board of Commissioners; and

i.      Other things pursuant to regulations of law on Capital Market in Indonesia.

REPORTING

Article 24

1.     The Board of Directors shall be obliged to prepare and deliver to the Board of Commissioners periodiccal report containing the implementation of Company’s Working Plan and Budget.

2.     Periodical reports as meant in paragraph 1 above shall consist of monthly report, quarterly report, and anual report.

3.     Other than periodical reports as meant in paragraph 2 above, the Board of Directors may also submit special report to the Board of Commissioners.

4.     Periodical reports and other report as meant in paragraphs 1 and 3 of this Article shall be submitted in form, content, and arrangement pursuant to regulations of law.

5.     The Board of Directors shall be obliged to deliver quarterly report to the Board of Commissioners no later tan 30 (thirty) days since the end of such quarter.

6.     The quarterly report as meant in paragraph 5 above shall be signed by all Directors.

7.     In the event that any Director not signing quarterly report as meant in pharagraph 6 above, reason shall be provided in writing.

UTILIZATION OF PROFIT

Article 25

1.     The Board of Directors shall propose to the Annual GMS on the utilization of Company’s net profit in a fiscal year as mentioned in Financial Report validated by the Annual GMS, proposal which shall mention amount of total net income not distributed to be utilized as reserve fund as meant in Article 26 below, as well as proposal on the amount of dividend possibly distributed, one and other without reducing the GMS right to resolve otherwise.

2.     In the event that the Annual GMS not determining the other utilization, the net profit less reserve fund as required by regulations of law and Articles of Association shall be distributed as dividend.

3.     Dividend as meant in paragraph 2 above shall only be distributed if the Company has positive profit balance.

Dividend for one share shall be paid to the person whose name registered in the Shareholder Register on the business day to be determined or pursuant to resolution of the GMS.

In the event of resolution of GMS on cash dividend distribution, the Company shall be obliged to distribute cash dividend no later than 30 (thirty) days since the announcement of summary of Minutes of the GMS resolving such distribution of cash dividend.

The day of payment shall be announced by the Board of Directors to all shareholders.

Article 13 paragraph 8 shall mutatis mutandis apply to such announcement.

4.     In the event of profit loss calculation in a fiscal year indicates loss not covered by reserve fund, the loss shall be recorded and included in profit loss calculation and in the next fiscal year the Company shall be deemed to not having profit insofar the loss recorded and included in profit loss calculation not completely covered, as such without reducing the provision of regulations of law.

5.     a.     The Company may distribute interim dividend before the conclusion of Company’s fiscal year pursuant to resolution of meeting of Board of Directors with the approval of Board of Commissioners by paying attention to projected profit and financial ability of the Company.

b.     In the event that after the expiration of fiscal year the Company shall suffer loss, the distributed interim dividend shall be returned by the shareholders to the Company.

c.     The Board of Directors and Board of Commissioners shall be severally liable on the Company’s loss, in the event that the shareholders cannot return the interim dividend.

6.     The Company may give tantieme to Directors and Commissioners as well as bonus for the employees if Company’s performance improved as indicated by exceeding target to be achieved.

Such tantieme given to Directors and Commissioners as well as bonus for employees insofar budgeted and calculated as cost.

7.     In the event that tantieme for Directors and Commissioners as well as bonus for employees not budgeted and not calculated as cost during ongoing year, the Company may give tantieme for Directors and Commissioners as well as bonus for employees by utilizing net profit.

8.     The profit distributed as dividend not taken within 5 (five) years after being made available for payment shall be included in reserve fund specifically allocated for that.

The dividend in special reserve fund may be taken by eligible shareholders before the expiration of 10 (ten) years period after included in special reserve fund by submitting evidence of such right acceptable to the Company’s Board of Directors. The dividend not taken upon the expiration of such period shall be the Company’s property.

UTILIZATION OF RESERVE FUND

Article 26

1.       Company having positive profit balance shall allocate certain amount of net profit of each fiscal year to establish mandatory reserve and other reserve.

2.     Allocation of net profit for mandatory reserve as meant in paragraph 1 above shall be made until the reserve has reached at least 20% (twenty percent) of total subscribed and deposited capital.

3.     The mandatory reserve as meant in paragraph 1 of this Article not reaching amount as meant in paragraph 2 above shall only be utilized to cover Company’s loss uncoverable by other reserve.

4.     If the mandatory reserve as meant on paragraph 1 of this Article has reached 20% (twenty percent), the GMS may resolve that the amount exceeding 20% (twenty percent) of reserve fund to be utilized for Company’s needs.

Portion of profit provided for other reserve shall be decided by the GMS after considering the proposal form Board of Directors (if any) and by paying attention to regulations of law.

5.     The Board of Directors shall manage reserve fund to obtain profit with manner deemed proper and with the approval of Board of Commissioners and by paying attention to regulations of law.

6.     Any interest and other benefit obtained from reserve fund shall be included in the calculation of Company’s profit loss.

AMENDMENT TO ARTICLES OF ASSOCIATION

Article 27

1.       Amendment to Articles of Association shall be set out by the GMS.

2.     The GMS to amend Articles of Association may be held if the GMS atended and/or represented by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing at least 2/3 (two third) of total voting shares and the resolution shall be valid if approved by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing more tan 2/3 (two third) of total votes at the GMS.

3.     The amendment to Articles of Association shall be made with Notarial deed in Indonesian.

4.     The amendment to provisions of Articles of Association regarding Company’s name and/or domicile, purpose, objective and business activities, duration of Company, amount if authorized capital, decrease of subscribed and deposited capital, and/or changing company’s status from closed company to open company and vice versa, shall be with the approval of Minister dealing with Law and Human Rights (hereinafter referred to as “Minister”).

5.     Amendment to articles of association not contained in Minutes of GMS made by notary shall be mentioned in notarial deed no later than 30 (thirty) days commencing as of the date of resolution of GMS.

6.     Application of approval on amendment to articles of association and notification of amendment to articles of association shall be submitted to the Minister no later than 30 (thirty) days commencing as of the date of notarial deed containing amendment to articles of association and registered in Company’s Register.

7.     Amendment to Articles of Association other than relating to matters mentioned in paragraph 4 of this Article shall be notified by the Board of Directors to the Minister.

8.     In the event that attendance quorum as meant in paragraph 2 of this Article shall not be reached, then at the earliest period of 10 (ten) days and at then latest period of 21 (twenty one) days since the first GMS, the second GMS may be held with the same agenda and requirements as needed for the first GMS save for attendance quorum and the period of Notice for the GMS shall be made no later than 7 (seven) days prior to the second GMS without calculating the date of Notice for the GMS and date of the GMS and for such Notice of the GMS shall not require Announcement of the GMS beforehand.

9.     The second GMS as meant in paragraph 8 of this Article shall be valid and entitled to take resolution if at the GMS attended and/or represented by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing at least 3/5 (three fifth) of total voting shares at the GMS and the resolution shall be valid if approved by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing more than 2/3 (two third) of total valid votes at the GMS.

In the event that the quorum for second GMS shall not be reached, the third GMS may be held if fulfilled quorum requirements, resolution taking requirements, Notice of the GMS requirements, and time to hold the GMS as stipulated by the Financial Service Authority at the Company’s request.

The Notice for the third GMS shall mention that the second GMS was held without reaching quorum.The resolution of the third GMS shall be valid if agreed by shareholders on the basis of requirements to take resolution as set out by such Financial Service Authority, provided that the third GMS shall be attended by and the resolution shall be agreed by Series A Preferred Shareholder.

10.  Resolution on decreasing capital shall be notified in writing to all Company’s creditors and announced by thye Board of Directors in the State Gazette of the Republic of Indonesia and in media of Announcement of GMS as regulated I  Article 13 paragraph 8 above, no later than 7 (seven) days since the date of resolution on capital decrease.

MERGER, AMALGAMATION, TAKING-OVER, SPIN-OFF

Article 28

1.     By paying attention to regulations of law on Capital Market in Indonesia, the merger, amalgamation, taking-over, and spin-off shall only be made on the basis of resolution of GMS attended and/or represented by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing at least ¾ (three quarter) of total voting shares and the resolution shall be agrred by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing more than ¾ (three quarter) of total valid votes at the GMS.

2.     In the event that the quorum at the GMS as meant in paragraph 1 above shall not be reached, then at the earliest period of 10 (ten) days and at then latest period of 21 (twenty one) days since the first GMS, the second GMS may be held with the same procedure as the first GMS. Notice for the GMS shall be made no later than 7 (seven) days prior to the second GMS without calculating the date of Notice for the GMS and date of the GMS and for such Notice of the GMS shall not require Announcement of the GMS beforehand and the second GMS shall be attended and/or represented by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing at least 2/3 (two third) of total voting shares and the resolution shall be agreed by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing more than ¾ (three quarter) of total votes at the GMS.

In the event that the quorum for second GMS shall not be reached, the third GMS may be held if fulfilled quorum requirements, resolution taking requirements, Notice of the GMS requirements, and time to hold the GMS as stipulated by the Financial Service Authority at the Company’s request.

The Notice for the third GMS shall mention that the second GMS was held without reaching quorum.The resolution of the third GMS shall be valid if agreed by shareholders on the basis of requirements to take resolution as set out by such Financial Service Authority, provided that the third GMS shall be attended by and the resolution shall be agreed by Series A Preferred Shareholder.

3.     The Board of Directors shall announce in media of Announcement of the GMS as set out in Article 13 paragraph 8 above, on the planned merger, amalgamation, taking-over, and spin-off of the company no later than 30 (thirty) days prior to the Notice for the GMS.

4.     The merger, amalgamation, spin-off, and legal entity status change shall be made with Notarial deed in Indonesian.

DISSOLUTION AND LIQUIDATIO

Article 29

1.     By paying attention to regulations of law, the dissolution of Company shall only be made on the basis of resolution of GMS attended and/or represented by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing at least ¾ (three quarter) of total voting shares and the resolution shall be agreed  by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing more than ¾ (three quarter) of total valid votes at the GMS.

2.     In the event that the quorum at the GMS as meant in paragraph 1 above shall not be reached, then at the earliest period of 10 (ten) days and at then latest period of 21 (twenty one) days since the first GMS, the second GMS may be held with the same procedure as the first GMS.

3.     a.     Notice for the GMS shall be made no later than 7 (seven) days prior to the second GMS without calculating the date of Notice for the GMS and date of the GMS and for such Notice of the GMS shall not require Announcement of the GMS beforehand.

b.     The second GMS shall be attended and/or represented by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing at least 2/3 (two third) of total voting shares and the resolution shall be agreed by Series A Preferred Shareholder and other shareholders or their lawful proxies jointly representing more than ¾ (three quarter) of total votes at the GMS.

c.     In the event that the quorum for second GMS shall not be reached, the third GMS may be held if fulfilled quorum requirements, resolution taking requirements, Notice of the GMS requirements, and time to hold the GMS as stipulated by the Financial Service Authority at the Company’s request.

The Notice for the third GMS shall mention that the second GMS was held without reaching quorum.The resolution of the third GMS shall be valid if agreed by shareholders on the basis of requirements to take resolution as set out by such Financial Service Authority, provided that the third GMS shall be attended by and the resolution shall be agreed by Series A Preferred Shareholder.

4.     In the event of dissolution of the Company, either due to the expiration of duration or dissolved on the basis of Resolution of the GMS or declared dissolved on the basis of Court’s decision, it shall be liquidated by liquidator.

5.     Board of Director under the surveillance of Board of Commissioners shall serve  as liquidator if in the resolution of GMS or decision as meant in paragraph 4 above shall not appoint liquidator.

6.     Wage for liquidator shall be determined by the GMS or pursuant to Court’s decision.

7.     The liquidator shall be obliged to register in Company Mandatory List and Company Register and announce in the State Gazette and in media of Announcement of the GMS as set out in Article 13 paragraph 8 above, pursuant to Board of Directors consideration and with notification for such purpose to the creditors and reported to the authorized official and Financial Service Authority pursuant to regulations of law.

8.     Artilces of Association as mentioned herein along with amendment thereof in the future shall be applicable until the validation date of liquidation calculation by the GMS on the basis of majority affirmative votes cast validly and the giving of release and discharge fully to the liquidators.

9.     The remaining liquidation calculation shall be distributed to shareholders, each shall receive portion proportionally to nominal value fully paid for each shares being owned.

10.  The liquidating party shall also be obliged to announce the property distribution plan after liquidation at least in 2 (two) daily nationally circulated Indonesian newspapers and in 1 (one) English newspaper, and in the State Gazette of the Republic of Indonesia.

11.  In the event of dissolved Company, the Company may not perform legal action save for settling property in liquidation process.

12.  The action of settlement as meant in paragraph 11 above shall consist of:

a.       Recording and collecting Company’s properties;

b.       Determining procedure to distribute properties;

c.        Payment to creditors;

d.       Payment of remaining properties after liquidation to the GMS; and

e.        Other action needs to be done in settling properties.

CONFLICT OF INTEREST

Article 30

1.     To perform legal action in form of transaction containing conflict of interest between personal economic interest of Directors, Commissioners, or shareholders with Company’e economic interest, the Board of Directors shall require the approval of the GMS as meant in Article 15 paragraph 8.

2.     a.      In the event that the Company’s interest has conflict with personal interest of one of Director, then with the approval of the Board of Commissioners the Company shall be represented by other Director.

b.     If such conflict of interest involved all Directors, the Company shall be represented by Board of Commissioners or one Commissioner appointed by meeting of Board of Commissioners.

c.     If such conflict of interest involved all Directors or Commissioners, the Company shall be represented by other party appointed by the GMS.

One and other without reducing the provision in paragraph 1 of this Article.

SHAREHOLDERS DOMICILE

Article 31

For matters regarding shareholders related to the Company, the shareholders shall be deemed to domicile in address as recorded in Shareholder Register as meant in Article 7 hereof.

CLOSING PROVISIONS

Article 32

Insofar as there is no separate provisions in this Articles of Association, UUPT and other laws and regulation including regulations of Capital Market shall be applied. For any matter that is not or insufficiently stipulated under the Articles of Association, then GMS will resolve such matter.

-    Finally the appearer by always acting as mentioned above explains, he hereby gives the power of attorney to mister MARATUA, Sarjana Hukum, born in Padang Sidempuan, on 1-1-1972 (the first of January one thousand nine hundred seventy two), Indonesian Citizen, employee of Notary, residing in Jakarta, Jalan Tahi Bonar Simatupang RT. 011, RW. 02, Susukan Village, Ciracas Sub District, East Jakarta, holder of Residential Registration dated 30-6-2011 (the thirtieth of June two thousand eleven) number 3175090101720009 and

-    Either jointly or severally with substitution rights, to notify and/or submit the application for approval to the Minister of Law and Human Rights of the Republic of Indonesia in relation to the amendments to the said Articles of Association as well as to conduct the change and/or addition in any nature as necessary and required  by the authorities, for the grant of receipt of notification and/or the said approval letter, for such purpose to submit the application, sign the application, deed and other letters, to choose the domicile and further to conduct anything necessary without any exception.

-    This deed is completed on 20.00 WIB (eight o clock Western Indonesia Time).

-    From all matters as elaborated above;

IN WITNESS WHEREOF;

-    This deed is made and formalized in Jakarta on the day and date as mentioned at the beginning of this deed with the location is outside Notary office at Graha Merah Putih 1st Floor, Jalan Jenderal Gatot Subroto Kaveling 52, South Jakarta and in the presence of:

-    Mister HIMAWAN SUTANTO, Sarjana Hukum, born in Ciamis on 18-12-1972 (the eighteenth of December one thousand nine hundred seventy two), Indonesian Citizen, residing in Tangerang, Jalan Sektor V number 17, RT. 003 RW. 007, Sudimara Jaya Village, Ciledug Sub District, Tangerang City, holder of the Residential Registration dated 20-7-2012 (the twentieth of July two thousand twelve) number 3671061812720001, for this purpose was temporarily in Jakarta; and

-    Mister RIO TAMPATI, Sarjana Hukum, born in Sumber Jaya on 13-6-1985 (the thirteenth of June one thousand nine hundred eighty five), Indonesian Citizen, residing in Depok, Komplek Bumi Sawangan Indah Blok D.3/119, RT. 006, RW. 010, Pengasinan Village, Sawangan Sub District, Depok City, holder of the Residential Registration  dated 2-2-2013 (the second of February two thousand thirteen) number 3276031306850005, for this purpose was temporarily in Jakarta.

-    Immediately, after this deed was read by myself, Notary, to the appearer and witnesses, then the minutes of this deed was signed by appearer, witnesses and myself, Notary while the specimen of right thumb finger print of appearer which was made in a separate sheet is attached in the minutes of this deed.

-    Made without scratch, supplement or replacement.

-    The minutes of this deed were duly signed.

-    GIVEN AS THE COPY WITH THE SAME CONTENT.

Notary at South Jakarta Municipality

/stamp duty and signature/ 09 June 2015

ASHOYA RATAM, S.H., MKn.

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

Jakarta, March 31, 2016

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

Jakarta, March 31, 2016

By:	/s/ Heri Sunaryadi
Heri Sunaryadi Director of Finance / Chief Financial Officer

Exhibit 13.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alex J. Sinaga, President Director, (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

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

Jakarta, March 31, 2016

By:	/s/ Alex J. Sinaga
Alex J. Sinaga President Director / Chief Executive Officer

Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Heri Sunaryadi, Director of Finance (Chief Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

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

Jakarta, March 31, 2016

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

Jakarta, March 31, 2016

By:         /s/ Alex J. Sinaga

Alex J. Sinaga

President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk and subsidiaries

Consolidated financial statements with report of

independent registered public accounting firm as of

December 31, 2014 and 2015 and for the

years  ended December 31, 2013, 2014 and 2015

Report of Independent Registered Public Accounting Firm

Report No. RPC-485/PSS/2016

The Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2016 expressed an unqualified opinion thereon.

/s/ Purwantono, Sungkoro & Surja

Purwantono, Sungkoro & Surja

Jakarta, Indonesia

March 31, 2016

Report of Independent Registered Public Accounting Firm
Report No. RPC-486/PSS/2016 The Shareholders and the Boards of Commissioners and Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm (continued)
Report No. RPC-486/PSS/2016 (continued)

In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries and our report dated March 31, 2016 expressed an unqualified opinion thereon.

/s/ Purwantono, Sungkoro & Surja

Purwantono, Sungkoro & Surja

Jakarta, Indonesia

March 31, 2016

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2014 AND 2015 AND FOR THE

YEARS  ENDED DECEMBER 31, 2013, 2014 AND 2015

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2015

(Figures in tables are expressed in billions of rupiah and millions of U.S. dollar)

		2014	2015
	Notes	Rp	Rp	US$ (Note 4)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2t,5,34,38	17,672	28,117	2,040
Other current financial assets	2c,2e,2t,6,34,38	2,797	2,818	204
Trade and other receivables	2c,2g,2t,7,34,38	7,380	7,872	571
Inventories	2h,8	474	528	38
Advances and prepaid expenses	2c,2i,2m,9,34	4,733	5,839	424
Prepaid income taxes	2s,31	28	81	6
Prepaid other taxes	2s,31	1,153	2,657	193
Assets held for sale	2j	57	-	-
Total Current Assets		34,294	47,912	3,476
NON-CURRENT ASSETS
Long-term investments	2f,10	1,767	1,807	131
Property and equipment	2c,2l,2m,2z,11,34,36	94,602	103,455	7,505
Prepaid pension benefit cost	2r,32	1,170	1,331	96
Intangible assets	2d,2k,2z,13	2,463	3,056	222
Deferred tax assets	2s,31	95	201	15
Advances and other non-current assets	2c,2g,2i,2m,2s,2t,12,34,38	7,224	8,166	592
Total Non-current Assets		107,321	118,016	8,561
TOTAL ASSETS		141,615	165,928	12,037
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	2c,2n,2t,14,34,38	12,476	14,284	1,037
Current income tax liabilities	2s,31	1,501	1,802	131
Other tax liabilities	2s,31	875	1,471	107
Accrued expenses	2c,2t,15,34,38	5,211	8,247	598
Unearned income	2q,16	3,963	4,360	316
Advances from customers and suppliers	2c,34	583	805	58
Short-term loans and current maturities of long-term borrowings	2c,2m,2o,2t,17,34,38	7,709	4,444	322
Total Current Liabilities		32,318	35,413	2,569
NON-CURRENT LIABILITIES
Deferred tax liabilities	2s,31	2,703	2,110	153
Other liabilities	2q	394	382	28
Long service award provisions	2r,33	410	501	36
Pension benefit and other post-employment benefit obligations	2r,32	4,115	4,171	303
Long-term loans and other borrowings	2c,2m,2o,2t,18,34,38	15,743	30,168	2,188
Total Non-current Liabilities		23,365	37,332	2,708
TOTAL LIABILITIES		55,683	72,745	5,277
EQUITY
Capital stock	1c,20	5,040	5,040	366
Additional paid-in capital	2u,21	2,421	2,457	178
Treasury stock	2u,22	(3,836)	(3,804)	(276)
Retained earnings		63,798	70,893	5,143
Other reserves	2f,2t,23	223	348	25
Net Equity Attributable to Owners of the Parent Company		67,646	74,934	5,436
Non-controlling Interests	2b,19	18,286	18,249	1,324
TOTAL EQUITY		85,932	93,183	6,760
TOTAL LIABILITIES AND EQUITY		141,615	165,928	12,037

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah and millions of U.S. dollar,

unless otherwise stated)

		2013	2014	2015
	Notes	Rp	Rp	Rp	US$ (Note 4)
REVENUES	2c,2q,25,34	82,967	89,696	102,470	7,433
Operations, maintenance and telecommunication service expenses	2c,2q,28,34	(19,332)	(22,288)	(28,116)	(2,040)
Depreciation and amortization	2k,2l,2m,2z,11,13	(15,805)	(17,178)	(18,572)	(1,347)
Personnel expenses	2c,2q,2r,27,34	(9,829)	(9,776)	(11,885)	(862)
Interconnection expenses	2c,2q,30,34	(4,927)	(4,893)	(3,586)	(260)
General and administrative expenses	2c,2q,29,34	(4,155)	(3,963)	(4,204)	(305)
Marketing expenses	2q	(3,044)	(3,092)	(3,275)	(238)
Loss on foreign exchange - net	2p	(249)	(14)	(46)	(3)
Other income	2l,2q,11	2,581	1,076	1,500	109
Other expenses	2q,11	(480)	(396)	(1,917)	(139)
OPERATING PROFIT		27,727	29,172	32,369	2,348
Finance income	2c,2q,34	836	1,238	1,407	102
Finance costs	2c,2o,2q,34	(1,504)	(1,814)	(2,481)	(180)
Share of loss of associated companies	2f,10	(29)	(17)	(2)	(0)
PROFIT BEFORE INCOME TAX		27,030	28,579	31,293	2,270
INCOME TAX (EXPENSE) BENEFIT	2s,31
Current		(6,995)	(7,616)	(8,365)	(607)
Deferred		95	275	342	25
Net Income Tax Expense		(6,900)	(7,341)	(8,023)	(582)
PROFIT FOR THE YEAR		20,130	21,238	23,270	1,688
OTHER COMPREHENSIVE INCOME (EXPENSES)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2p,23	120	24	128	9
Net (loss) gain on available-for-sale financial assets	2t,23	(4)	1	(1)	(0)
Share of other comprehensive income of associated companies	2f,10	-	-	(2)	(0)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial gain, net of tax	2r,32	4,999	785	368	27
Other Comprehensive Income - net		5,115	810	493	36
NET COMPREHENSIVE INCOME FOR THE YEAR		25,245	22,048	23,763	1,724
Profit for the year attributable to:
Owners of the parent company	24	14,046	14,437	15,451	1,121
Non-controlling interests		6,084	6,801	7,819	567
		20,130	21,238	23,270	1,688
Net comprehensive income for the year attributable to:
Owners of the parent company		19,018	15,291	16,003	1,161
Non-controlling interests	2b,19	6,227	6,757	7,760	563
		25,245	22,048	23,763	1,724
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2w,24
Profit per share		145.77	147.78	157.38	0.01
Profit per ADS (200 Series B shares per ADS)		29,153.58	29,556.53	31,475.66	2.28

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah)

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, January 1, 2013		5,040	1,073	(8,067)	47,927	82	46,055	15,314	61,369
Net comprehensive income for the year	2b
Profit for the year		-	-	-	14,046	-	14,046	6,084	20,130
Other comprehensive income	2f,2r,2t	-	-	-	4,856	116	4,972	143	5,115
Net comprehensive income for the year		-	-	-	18,902	116	19,018	6,227	25,245
Transactions with owners recorded directly in equity
Cash dividends	2v,20	-	-	-	(8,354)	-	(8,354)	(4,690)	(13,044)
Sale of treasury stock and transfer to employees stock ownership program	2u,21,22	-	772	2,262	-	-	3,034	-	3,034
Acquisition of a business		-	-	-	-	-	-	5	5
Issuance of new shares of subsidiaries		-	-	-	-	-	-	45	45
Net transactions with owners		-	772	2,262	(8,354)	-	(5,320)	(4,640)	(9,960)
Balance, December 31, 2013		5,040	1,845	(5,805)	58,475	198	59,753	16,901	76,654

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah)

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, December 31, 2013		5,040	1,845	(5,805)	58,475	198	59,753	16,901	76,654
Net comprehensive income for the year	2b
Profit for the year		-	-	-	14,437	-	14,437	6,801	21,238
Other comprehensive income (expenses)	2f,2r,2t	-	-	-	829	25	854	(44)	810
Net comprehensive income for the year		-	-	-	15,266	25	15,291	6,757	22,048
Transactions with owners recorded directly in equity
Cash dividends	2v,20	-	-	-	(9,943)	-	(9,943)	(5,485)	(15,428)
Sale of treasury stock	2u,21,22	-	576	1,969	-	-	2,545	-	2,545
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	74	74
Acquisition of a business	1d	-	-	-	-	-	-	39	39
Net transactions with owners		-	576	1,969	(9,943)	-	(7,398)	(5,372)	(12,770)
Balance, December 31, 2014		5,040	2,421	(3,836)	63,798	223	67,646	18,286	85,932

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah)

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, December 31, 2014		5,040	2,421	(3,836)	63,798	223	67,646	18,286	85,932
Net comprehensive income for the year	2b
Profit for the year		-	-	-	15,451	-	15,451	7,819	23,270
Other comprehensive income (expenses)	2f,2r,2t	-	-	-	427	125	552	(59)	493
Net comprehensive income for the year		-	-	-	15,878	125	16,003	7,760	23,763
Transactions with owners recorded directly in equity
Cash dividends	2v,20	-	-	-	(8,783)	-	(8,783)	(7,831)	(16,614)
Sale of treasury stock	2u,21,22	-	36	32	-	-	68	-	68
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	5	5
Acquisition of a business	1d	-	-	-	-	-	-	29	29
Net transactions with owners		-	36	32	(8,783)	-	(8,715)	(7,797)	(16,512)
Balance, December 31, 2015		5,040	2,457	(3,804)	70,893	348	74,934	18,249	93,183

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS  OF CASH FLOWS

For the Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah and millions of U.S. dollar)

	Notes	2013	2014	2015
		Rp	Rp	Rp	US$ (Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts of revenues from:
Customers		77,013	84,748	98,002	7,109
Other operators		4,521	4,379	2,700	196
Total cash receipts of revenues		81,534	89,127	100,702	7,305
Interest income received		832	1,236	1,386	101
Cash payments for expenses		(27,440)	(33,124)	(35,922)	(2,606)
Cash payments to employees		(9,883)	(9,594)	(10,940)	(794)
Payments for corporate and final income taxes	31h	(7,395)	(7,436)	(9,299)	(675)
Payments for interest costs		(1,476)	(1,911)	(2,623)	(190)
Payments for value added taxes - net		-	(514)	(210)	(15)
Advance received from customers		186	-	-	-
Other cash receipts (payments) - net		216	(48)	575	42
Net cash provided by operating activities		36,574	37,736	43,669	3,168
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	11	466	501	733	53
Proceeds from insurance claims	11	60	212	119	9
Proceeds from sale (acquisition) of other assets	12	(791)	(8)	36	3
Dividends received from associated company	10	-	-	18	1
Acquisition of property and equipment	11	(19,644)	(24,798)	(26,499)	(1,922)
Acquisition of intangible assets	13	(637)	(1,328)	(1,439)	(104)
Acquisition of business, net of acquired cash	1d	(201)	(110)	(114)	(8)
(Placements in) proceeds from time deposits and assets available-for-sale	6	(2,288)	6,178	(105)	(8)
Increase in advances for purchases of property and equipment		(775)	(1,808)	(67)	(5)
Acquisition of long-term investments	10	(20)	(1,487)	(62)	(5)
Placements in escrow account	6	-	(2,121)	(41)	(3)
Proceeds from sale of available-for-sale financial assets		49	15	-	-
Divestment of long-term investment		153	6	-	-
Divestment of investment in subsidiary		926	-	-	-
Net cash used in investing activities		(22,702)	(24,748)	(27,421)	(1,989)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	17,18	3,538	10,454	20,561	1,492
Proceeds from sale of treasury stock	22	2,368	2,541	68	5
Capital contribution of non-controlling interests in subsidiaries		50	74	5	0
Repayments of loans and other borrowings	17,18	(6,239)	(7,724)	(10,427)	(757)
Cash dividends paid to the Company’s stockholders	20	(8,354)	(9,943)	(8,783)	(637)
Cash dividends paid to non-controlling interests of subsidiaries		(4,690)	(5,485)	(7,831)	(568)
Net cash used in financing activities		(13,327)	(10,083)	(6,407)	(465)
NET INCREASE IN CASH AND CASH EQUIVALENTS		545	2,905	9,841	714
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		1,039	71	604	44
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5	13,118	14,696	17,672	1,282
ENDING BALANCE OF DISPOSED SUBSIDIARY		(6)	-	-	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	5	14,696	17,672	28,117	2,040

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supplementary business activities of the Company, addition of special right of Series A Dwiwarna stockholders, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and order of Articles of Association related to the addition of Articles of Association substance based on notarial deed No. 20 dated May 12, 2015 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0938775  dated June 9, 2015 and MoLHR Decision No. AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regard to achieving objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling  or leasing,  and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling,  and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.    Investing  including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

iii.    Collaborating  with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieving the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.    GENERAL (continued)

a.   Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there are  additional informations  required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	Internet telephone services for public purposes	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011
License to operate network access point	331/KEP/M.KOMINFO/09/2013	Internet connection services	September 24, 2013

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee and Corporate Secretary

1.   Boards of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 26 of Ashoya Ratam, S.H., MKn., dated April 17, 2015, and the Extraordinary General Meeting (“EGM”)  as covered by notarial deed No. 35 of Ashoya Ratam, S.H., MKn., dated December 19, 2014, the composition of the Company’s Boards of Commissioners and Directors as of December  31, 2014 and 2015, respectively, was as follows:

	2014	2015
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Imam Apriyanto Putro	Margiyono Darsasumarja
Independent Commissioner	Virano Gazi Nasution	Rinaldi Firmansyah
Independent Commissioner	Parikesit Suprapto	Parikesit Suprapto
Independent Commissioner	Johnny Swandi Sjam	Pamiyati Pamela Johanna
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Heri Sunaryadi	Heri Sunaryadi
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhammad Awaluddin	Muhammad Awaluddin
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Services	Dian Rachmawan	Dian Rachmawan

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2014 and 2015, were as follows:

	2014	2015*
Chairman	Johnny Swandi Sjam	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Virano Gazi Nasution	Dolfie Othniel Fredric Palit
Member	Agus Yulianto	-
Corporate Secretary	Honesti Basyir	Andi Setiawan

* The changes of Audit Committee are  based on Board of Commissioners’  Regulation No.10/KEP/DK/2015 dated September 30, 2015.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

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

During the EGM held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phases I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 22).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 22).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 22).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No. 38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares (Note 20).

On May 16 and June 5, 2014, the Company deregistered from the Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of December 31, 2015, all of the Company’s Series B shares are listed on the IDX and 40,806,810  ADS shares are listed on the NYSE (Note 20).

On June 25, 2010, the Company issued the second rupiah bonds with a nominal amount of Rp1,005  billion for Series A, a five-year period, and Rp1,995  billion for Series B, a ten-year period, respectively, which are listed on the IDX (Note 18b).

On June 16, 2015, the Company issued Continuous Bond I Telkom Phase I 2015, with a nominal amount of Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C,  a fifteen-year period,  and Rp1,500 billion for Series D,  a thirty-year period, respectively, which are listed on the IDX (Note 18b).

On December 21, 2015, the Company has sold the remaining shares of treasury stock phase III (Note 22).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.  GENERAL (continued)

d.  Subsidiaries

As of December 31, 2014  and 2015, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i) Direct subsidiaries:

		Year of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2014	2015	2014	2015
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology	1995	65	65	78,080	83,695
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication	1995	100	100	8,836	9,341
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia	1998	100	100	6,236	8,543
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication	1995	100	100	4,549	5,604
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2013	100	100	2,089	3,696
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer	1982	99.99	99.99	2,308	3,576
PT PINS Indonesia (“PINS”); previously PT Pramindo Ikat Nusantara, Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	3,130	2,960
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	Telecommunication - provides satellite communication system, services and facilities	1996	100	100	343	471
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2014	100	100	331	647
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)  Immediate  indirect subsidiaries:

		Year of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2014	2015	2014	2015
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance	1988	100	100	2,516	3,683
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	1984	100	100	1,354	1,664
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication	2008	100	100	1,058	1,625
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management	2012	55	55	828	1,245
Telekomunikasi Indonesia International S.A. (“TL”), Timor Leste	Telecommunication	2012	100	100	832	854
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services	2013	99.99	99.99	723	610
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services	2006	60	60	208	513
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication	2010	100	100	242	326
Telekomunikasi Indonesia Internasional Pty. Ltd. (“Telkom Australia”), Australia	Telecommunication	2013	100	100	190	235
PT Nusantara Sukses Investasi (”NSI”), Jakarta, Indonesia	Service and trading	2014	99.99	99.99	115	165
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2002	75	75	136	160
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service	2012	51	51	88	160

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.  GENERAL (continued)

d.   Subsidiaries (continued)

(ii)  Immediate indirect subsidiaries: (continued)

		Year of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business	commercial operations	2014	2015	2014	2015
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network and e-commerce services	2012	60	60	88	85
PT MetraNet (“MetraNet”), Jakarta, Indonesia	Multimedia portal service	2009	99.99	99.99	42	66
Telekomunikasi Indonesia International Inc. (“Telkom USA”), USA	Telecommunication	2014	100	100	1	52
PT Sarana Usaha Sejahtera Insanpalapa (“TelkoMedika”), Jakarta, Indonesia*	Health services, medicine services including pharmacies, labolatories and other health care support	2008	-	75	-	49
PT Pojok Celebes Mandiri (“PCM”), Jakarta, Indonesia	Tour agent/bureau services	2008	51	51	13	18
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite service	2013	99.99	99.99	7	13
PT Metra Digital Investama (“MDI”); previously PT Metra Media, Jakarta, Indonesia	Trading and/or providing service related to information and technology, multimedia, entertainment and investments	2013	99.99	99.99	0	4
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription - broadcasting services	-	99.83	99.83	-	-
PT Nusantara Sukses Sarana (”NSS”), Jakarta, Indonesia	Building and hotel management services, and other services	-	99.99	99.99	0	0
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading	-	99.99	99.99	0	0

* On November 30, 2015, Metra acquired 75% ownership of TelkoMedika.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)   Metra

On June 5, 2014, based on the Circular Resolution of the Stockholders as covered by notarial deed No. 18 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which was approved by the MoLHR through its Letter No. AHU-03769.40.20.2014 dated June 10, 2014, PT Metra Media’s stockholders approved the change of name from PT Metra Media to PT Metra Digital Investama (“MDI”).

On December 12, 2014, based on the Circular Resolution of the Stockholders of Metra as covered by notarial deed No. 24 dated December 12, 2014 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which has been approved by the MoLHR through its Letter No. AHU-09792.40.21.2014 dated December 17, 2014, Metra’s stockholders approved an increase in its authorized capital to 350,000,000 shares, amounting to Rp3.5 trillion which was taken proportionately by each of the stockholders and approved an increase in its issued and paid capital to 273,307,349 shares amounting to Rp2.7 trillion.

On November 30, 2015, Metra acquired 13,850 shares of TelkoMedika (equivalent  to 75% ownership) with acquisition cost amounting to Rp69.5 billion. TelkoMedika engaged in health services, procurement and medicinal  services, including the establishment of pharmacies, hospital, clinic, or other healthcare support. Metra acquired TelkoMedika because it expands the range of products and services in the corporate segment that can be offered to its customers.

(b)   Sigma

Sigma has amended its Articles of Association several times, the latest amendment of which was notarized  by deed No. 02 dated December 4, 2014 of Utiek Rochmuljati Abdurachman, S.H., M.LI., M.Kn., regarding the changes in the authorized capital stock and the issued and fully paid capital stock. The latest amandment of the Articles of Association was approved by MoLHR through its Letter No. AHU-12707.40.20.2014 dated December 11, 2014.

Based on notarial deed No. 09 dated December 18, 2015 of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., approved by MoLHR through its decision letter No. AHU-AH.01.03-09904427 dated December 22, 2015, Sigma bought 55% ownership in  PT Media Nusantara Data Global (“MNDG”), which is engaged in data center services. Sigma acquired MNDG to enlarge the capacity of its data centers that can be offered to its customers.

The acquisition cost amounted  to Rp45 billion and the fair value of identifiable net assets amounted  to Rp30 billion resulting in a goodwill of Rp15 billion (Note 13). The goodwill represents  the fair value of expected synergies arising from the acquisition.

(c)    Dayamitra

Regarding the Conditional Shares Exchange Agreement (“CSEA”) with PT Tower Bersama Infrastructure Tbk (“TBI”), the transaction was terminated by the Company due to non-fulfillment of the terms stated in the CSEA.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

1.    GENERAL (continued)

d.   Subsidiaries (continued)

            (d)   Telkom Infratel

On January 16, 2014, the Company established a wholly-owned subsidiary under the name PT Telkom Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) which was  approved by the MoLHR through its Decision Letter No. AHU-03196.AH.01.01.2014  dated January 23, 2014  with 100% ownership. Telkom Infratel is engaged in providing construction,  service and trade in the field of telecommunication.

            (e)   GSD

On August 27, 2014, based on notarial deed No. 21 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22722.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Sarana (“NSS”) with 99.99% ownership. NSS is engaged in building and hotel management  services and other services. As of the date of approval and authorization for the issuance of these  consolidated financial statements, NSS has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 22 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22723.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Realti (“NSR”) with 99.99% ownership. NSR is engaged in service and trading. As of the date of approval and authorization for the issuance of these  consolidated financial statements, NSR has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 23 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22724.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Investasi (“NSI”) with 99.99% ownership. NSI is engaged in service and trading.

(f)   TII

On May 19, 2015, Pachub Acquisition Co was incorporated, with Telekomunikasi Indonesia International Inc. (USA) (Telkom USA) obtaining 100% direct ownership.

On May 29, 2015, Telkom USA and Pachub Acquisition Co entered into an agreement and plan of merger with AP Teleguam Holdings, Inc. As of the date of approval and authorization for the issuance of these consolidated financial statements, the plan of merger is still being evaluated by the local authorities (United States).

      e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were approved for issuance by the Board of Directors on March 31, 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with International Accounting Standards (IAS) 24, Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

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

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.    Investments in associated companies (continued)

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statements  of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Other Reserves” in the equity section of the consolidated statements of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, set top boxes, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements  of profit or loss and other comprehensive income.

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Land rights	50
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) assets	4-5
Other equipment	2-5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless,  (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gains  or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements  of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statements  of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.  Leases (continued)

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

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

o.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost;  any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements  of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining  loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities  will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities  will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it  relates.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.   Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose accounting records are maintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2014		2015
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	12,380	12,390	13,780	13,790
Australian dollar (“AUD”) 1	10,143	10,155	10,076	10,092
Euro 1	15,044	15,059	15,049	15,064
Yen 1	103.53	103.64	114.47	114.56

The resulting foreign exchange gain or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

q.   Revenue and expense recognition

i.      Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.    Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 18 years.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

vi.  Other telecommunications revenues

Revenues from sales of handsets or other telecommunications equipments are recognized when delivered to customers.

Revenues from tower lease are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other telecommunications services are recognized when services are rendered to customers.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Revenue and expense recognition (continued)

ix.   Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

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

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Employee benefits (continued)

ii.     Post-employment benefit plans and other long-term employee benefits (continued)

Plan assets are assets owned by defined benefit pension and post-retirement medical benefits as well as qualifying  insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in personnel expenses as they become payable.

iii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.    Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries make a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

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

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

Final income tax on  construction services and lease is  presented as part of “Other Expenses”.

t.    Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.     Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investments or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

a.    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements  of profit or loss and other comprehensive income in the period in which they arise. Financial asset measured at fair value through profit or loss consists of a derivative asset-put option, which is recognized as part of “Other Current Financial Assets”  in the consolidated statements of financial position.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other assets, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.    Held-to-maturity investments

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

No financial assets were classified as held-to-maturity investments as of December 31, 2014  and 2015.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements  of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statements  of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.    Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance  leases.

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

No financial liabilities were categorized as held for trading as of December 31, 2014  and 2015.

b.  Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 38.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the  collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Financial instruments (continued)

v.   Impairment of financial assets (continued)

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

y.   Provisions

      Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

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

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in  profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.   Impairment of non-financial assets (continued)

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

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

i.   Retirement benefits

The present value of the retirement  benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

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

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 32  and 33.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical accounting estimates, judgments and assumptions (continued)

ii.  Useful lives of property and equipment (continued)

The Group reviews its estimates of useful lives at least at each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimate and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are  disclosed in Note 11.

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

iv. Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 31.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

3.   BUSINESS COMBINATIONS

Acquisition of Contact Centres Australia Pty. Ltd. (“CCA”)

On June 14, 2014, the shareholders of CCA and Telkom Australia entered into an agreement to purchase 75% ownership in CCA amounting to  AUD10,843,000 or equivalent to Rp115 billion. The acquisition was completed on September 25, 2014.

CCA is a private company based in Surry Hills, Sydney and was established in 2002. This company provides comprehensive and integrated Business Process Outsourcing solutions with other services for a complete end-to-end solution.

The fair values of the assets acquired and liabilities assumed  at the acquisition dates were as follows:

Cash and cash equivalents	5
Trade receivables	20
Other current assets	18
Property and equipment (Note 11)	6
Intangible assets (Note 13)	78
Lease	4
Current liabilities	(29)
Non-current liabilities	(2)
Fair value of identifiable net asset acquired	100
Fair value of non-controlling interest	(39)
Goodwill (Note 13)	54
Fair value of consideration transferred	115

The CCA’s shareholders agreement stated that there is an option for the non-controlling interest to offer their shares ownership to Telkom Australia in 2019. The Company has made a calculation and assessment on the impact of this option to the consolidated financial statements and concluded that the fair value of the option is nil.

The goodwill of Rp54 billion represents the fair value of expected synergies arising from the acquisition.  None of the goodwill recognized is expected to be deductible for income tax purposes.

Since its  acquisition date up to period ended December 31, 2014, CCA has generated revenue amounting to Rp72 billion. The net cash flows to acquire control, net of cash acquired, amounted to Rp110 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

4.    TRANSLATION OF RUPIAH INTO UNITED STATES DOLLAR

      The consolidated financial statements are stated in Indonesian rupiah. The translation of the Indonesian rupiah amounts into U.S. dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp13,785 to US$1  as published by Reuters on December 31, 2015. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

5.   CASH AND CASH EQUIVALENTS

      The breakdown of cash and cash equivalents is as follows:

		2014		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	24	-	10
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	611	-	672
	US$	18	226	51	707
	JPY	8	1	11	1
	EUR	0	0	1	8
	HKD	2	3	1	1
	AUD	-	-	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	384	-	508
	US$	19	233	22	299
	EUR	7	99	5	72
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	213	-	140
	US$	8	104	11	155
Others	Rp	-	26	-	20
	US$	0	0	0	0
Sub-total			1,900		2,583

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

5.   CASH AND CASH EQUIVALENTS (continued)

		2014		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash in banks (continued)
Third parties
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	30	368	31	430
	SGD	3	30	1	13
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	Rp	-	16	-	61
	US$	-	-	27	373
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	7	88	8	110
	HKD	4	6	10	18
	SGD	0	1	1	6
Citibank, N.A. (“Citibank”)	Rp	-	0	-	103
	US$	0	2	2	26
	EUR	1	15	0	4
Deutsche Bank AG	Rp	-	60	-	16
	US$	2	28	0	5
	EUR	1	15	0	0
Others (each below Rp75 billion)	Rp	-	100	-	76
	US$	1	18	1	10
	AUD	0	1	1	13
	TWD	21	8	19	8
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	0	0	0	0
Sub-total			756		1,272
Total cash in banks			2,656		3,855
Time deposits
Related parties
BRI	Rp	-	4,443	-	2,831
	US$	138	1,713	201	2,763
BNI	Rp	-	1,285	-	3,031
	US$	1	8	1	9
Bank Mandiri	Rp	-	852	-	2,863
	US$	20	248	5	69
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	Rp	-	25	-	885
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“BJB”)	Rp	-	54	-	1,884
	US$	-	-	10	138
Others	Rp	-	11	-	50
Sub-total			8,639		14,523

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

5.   CASH AND CASH EQUIVALENTS (continued)

		2014		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,057	-	1,265
	US$	26	323	70	960
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	49	-	1,173
	US$	-	-	55	759
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	1,350	-	1,692
	US$	58	720	-	-
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	2,057	-	1,605
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	-	-	950
	US$	36	448	-	-
SCB	Rp	-	-	-	550
PT Bank UOB Indonesia (“UOB”)	Rp	-	100	-	300
PT Bank Tabungan Pensiunan Nasional (“BTPN”)	Rp	-	1	-	146
Bank Muamalat	Rp	-	66	-	142
PT Bank Panin Tbk (“Bank Panin”)	Rp	-	28	-	91
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp	-	75	-	-
Others (each below Rp75 billion)	Rp	-	79	-	96
Sub-total			6,353		9,729
Total time deposits			14,992		24,252
Grand Total			17,672		28,117

Interest rates per annum on time deposits are as follows:

	2014	2015
Rupiah	4.00%-11.50%	3.75%-10.50%
Foreign currency	0.03%-3.00%	0.10%-3.00%

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

6.   OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2014		2015
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related party
Bank Mandiri	US$	8	100	20	278
Third party
SCB	US$	1	10	1	11
Total time deposits			110		289
Available-for-sale financial assets
Related parties
State-owned enterprises	US$	4	55	4	59
Government	Rp	-	103	-	-
	US$	2	27	2	29
Others	Rp	-	17	-	17
Sub-total			202		105
Third parties	Rp	-	52	-	55
Total available-for-sale financial assets			254		160
Escrow accounts	Rp	-	2,121	-	2,121
	US$	-	-	3	41
Others	Rp	-	311	-	192
	US$	0	1	0	1
	AUD	-	-	1	14
Total			2,797		2,818

The majority of escrow accounts represents Telkomsel’s account in BNI, in relation to the Conditional Business Transfer Agreement between Telkomsel and the Company (Note 36c.ii).

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2014	2015
Foreign currency	0.85%-1.00%	0.85%-0.88%

Refer to Note 34 for details of related party transactions

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

7.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2014	2015
Trade receivables	10,093	10,565
Provision for impairment of receivables	(3,096)	(3,048)
Net	6,997	7,517
Other receivables	392	358
Provision for impairment of receivables	(9)	(3)
Net	383	355
Total trade and other receivables	7,380	7,872

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.     By debtor

(i)     Related parties

	2014	2015
Government agencies	1,186	1,181
PT Indosat Tbk (“Indosat”)	195	361
Indonusa	290	342
State-owned enterprises	458	270
Others	323	363
Total	2,452	2,517
Provision for impairment of receivables	(721)	(920)
Net	1,731	1,597

(ii)   Third parties

	2014	2015
Individual and business subscribers	6,856	6,854
Overseas international carriers	785	1,194
Total	7,641	8,048
Provision for impairment of receivables	(2,375)	(2,128)
Net	5,266	5,920

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

7.   TRADE AND OTHER RECEIVABLES (continued)

b.   By age

(i)   Related parties

	2014	2015
Up to 6 months	1,540	1,411
7 to 12 months	214	113
More than 12 months	698	993
Total	2,452	2,517
Provision for impairment of receivables	(721)	(920)
Net	1,731	1,597

(ii)   Third parties

	2014	2015
Up to 3 months	4,556	5,305
More than 3 months	3,085	2,743
Total	7,641	8,048
Provision for impairment of receivables	(2,375)	(2,128)
Net	5,266	5,920

(iii)   Aging of total trade receivables

	2014		2015
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	3,595	127	4,353	266
Past due up to 3 months	2,294	262	2,235	202
Past due more than 3 to 6 months	645	321	583	216
Past due more than 6 months	3,559	2,386	3,394	2,364
Total	10,093	3,096	10,565	3,048

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2014 and 2015, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,529 billion and Rp3,430  billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

7.   TRADE AND OTHER RECEIVABLES (continued)

c.   By currency

(i)   Related parties

	2014	2015
Rupiah	2,426	2,493
U.S. dollar	26	24
Total	2,452	2,517
Provision for impairment of receivables	(721)	(920)
Net	1,731	1,597

(ii)   Third parties

	2014	2015
Rupiah	6,553	6,596
U.S. dollar	1,053	1,435
Australian dollar	31	14
Others	4	3
Total	7,641	8,048
Provision for impairment of receivables	(2,375)	(2,128)
Net	5,266	5,920

d.     Movements in the provision for impairment of receivables

	2014	2015
Beginning balance	2,872	3,096
Provision recognized during the year (Note 29)	784	1,010
Receivables written off	(560)	(1,058)
Ending balance	3,096	3,048

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2015, certain trade receivables of the subsidiaries amounting to Rp4,290 billion have been pledged as collateral under lending agreements (Notes 17  and 18).

Refer to Note 34 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

8.   INVENTORIES

      The breakdown of inventories is as follows:

	2014	2015
Components	279	342
SIM cards, set top boxes and blank prepaid vouchers	105	131
Others	133	96
Total	517	569
Provision for obsolescence
Components	(15)	(14)
SIM cards, set top boxes and blank prepaid vouchers	(28)	(27)
Others	0	0
Total	(43)	(41)
Net	474	528

Movements in the provision for obsolescence are as follows:

	2014	2015
Beginning balance	22	43
Provision recognized during the year	39	2
Inventory written off	(18)	(4)
Ending balance	43	41

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of December 31, 2013, 2014 and 2015 amounted to Rp752 billion, Rp1,031  billion and Rp1,937  billion, respectively (Note 28).

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp268  billion have been pledged as collateral under lending agreements (Notes 17  and 18).

As of December 31, 2014  and 2015, modules and components held by the Group with book value amounting to Rp237  billion and Rp219 billion, respectively, have been insured against fire, theft and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2014  and 2015  amounted to Rp266  billion and Rp291  billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

9.   ADVANCES AND PREPAID EXPENSES

      The breakdown of advances and prepaid expenses is as follows:

	2014	2015

Frequency license (Notes 36c.i and 36c.ii)	2,699	2,935
Prepaid rental	983	1,055
Advances	410	729
Salaries	218	347
Others (each below Rp75 billion)	423	773

Total	4,733	5,839

Refer to Note 34  for details of related party transactions.

10.  LONG-TERM INVESTMENTS

      The details of long-term investments as of December 31, 2014 are as follows:

	2014
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of (loss) profit of associated company	Foreign currency translation	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.92	-	1,395	(3)	-	1,392
Indonusa[b]	20.00	189	32	-	-	221
PT Teltranet Aplikasi Solusi (“Teltranet”)[c]	51.00	-	52	(0)	-	52
PT Melon Indonesia (“Melon”)[d]	51.00	39	-	4	-	43
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	37	-	1	-	38
Telin Malaysia[f]	49.00	18	8	(19)	(1)	6
CSM[g]	25.00	-	-	-	-	-
Sub-total		283	1,487	(17)	(1)	1,752
Other long-term investments		21	(6)	-	-	15
Total long-term investments		304	1,481	(17)	(1)	1,767

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2014:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statement of financial position
Current assets	4,469	396	104	101	86	8	157
Non-current assets	1,259	365	0	36	24	4	933
Current liabilities	(2,465)	(382)	0	(51)	(31)	(1)	(1,297)
Non-current liabilities	(275)	(605)	-	(2)	(2)	-	(317)
Equity (deficit)	2,988	(226)	104	84	77	11	(524)
Statement of profit or loss and other comprehensive income
Revenues	14,590	387	-	134	99	8	173
Cost of revenues and operating expenses	(14,082)	(426)	(1)	(129)	(97)	(49)	(382)
Other (expenses) income, including finance costs - net	(96)	(35)	1	3	0	(0)	13
Profit (loss) before tax	412	(74)	(0)	8	2	(41)	(196)
Net income tax expense	(107)	-	-	0	-	-	-
Profit (loss) for the year	305	(74)	(0)	8	2	(41)	(196)

      The details of long-term investments as of December 31, 2015  are as follows:

	2015
	Percentage of ownership	Beginning balance	Additions	Share of (loss) profit of associated company	Dividend	Share of other comprehensive income of associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.65	1,392	-	32	(18)	(2)	1,404
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	52	43	(24)	-	-	71
Melon[d]	51.00	43	-	7	-	-	50
ILCS[e]	49.00	38	-	2	-	-	40
Telin Malaysia[f]	49.00	6	19	(19)	-	(0)	6
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,752	62	(2)	(18)	(2)	1,792
Other long-term investments		15	-	-	-	-	15
Total long-term investments		1,767	62	(2)	(18)	(2)	1,807

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2015:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statement of financial position
Current assets	6,539	501	117	131	105	18	185
Non-current assets	1,261	333	58	27	32	10	1,221
Current liabilities	(1,657)	(535)	(35)	(57)	(54)	(17)	(731)
Non-current liabilities	(3,073)	(568)	(1)	(2)	(1)	-	(1,535)
Equity (deficit)	3,070	(269)	139	99	82	11	(860)
Statement of profit or loss and other comprehensive income
Revenues	22,060	599	0	201	111	6	164
Cost of revenues and operating expenses	(21,295)	(559)	(72)	(184)	(108)	(40)	(364)
Other (expenses) income, including finance costs - net	(265)	(82)	9	2	(0)	(3)	(74)
Profit (loss) before tax	500	(42)	(63)	19	3	(37)	(274)
Income tax expense	(130)	-	16	(5)	(0)	-	-
Profit (loss) for the year	370	(42)	(47)	14	3	(37)	(274)
Others comprehensive expense	(7)	-	-	0	0	-	-
Net comprehensive income (expense) for the year	363	(42)	(47)	14	3	(37)	(274)

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as for celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for  Rp1,395 billion. As of December 31, 2014  and 2015, the fair values  of the investment are  Rp1,632  billion and Rp1,351  billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2014  and 2015 (Rp930  and Rp770  per share, respectively).

   Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2014 and 2015, is  as follows:

	2014	2015
Assets	5,728	7,800
Liabilities	(2,740)	(4,730)
Net assets	2,988	3,070
Group’s proportionate share of net assets (24.92% in 2014 and 24.65% in 2015)	745	757
Goodwill	647	647
Carrying amount of long-term investment	1,392	1,404

b    Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by  Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and,  as a result,  Metra’s ownership in Indonusa increased to 4.33%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

c    Investment in Teltranet is accounted for under the equity method, and is covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system  services. Metra does not have control as it does not determine the financial and operating policies of Teltranet.

d    Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). Metra does not have control over Melon due to the existence of substantive participating rights held by the other venturer over the financial and operating policies of Melon.

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the years  ended December 31, 2014 and 2015 are Rp131  billion and Rp215 billion, respectively.

11.  PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	January 1, 2014	Business acquisition	Additions	Deductions	Reclassifications/Translations	December 31, 2014
At cost:
Land rights	1,098	-	107	(21)	-	1,184
Buildings	4,224	-	131	(19)	235	4,571
Leasehold improvements	812	-	49	(52)	134	943
Switching equipment	18,788	-	331	(496)	634	19,257
Telegraph, telex and data communication equipment	6	-	-	-	-	6
Transmission installation and equipment	101,544	-	2,793	(1,531)	10,651	113,457
Satellite, earth station and equipment	7,456	-	312	(21)	180	7,927
Cable network	29,353	-	3,025	(250)	1,185	33,313
Power supply	11,755	-	225	(78)	874	12,776
Data processing equipment	9,353	-	684	(74)	381	10,344
Other telecommunications peripherals	502	-	102	-	(0)	604
Office equipment	777	4	206	(6)	(9)	972
Vehicles	358	2	36	(6)	(0)	390
CPE assets	22	-	-	-	-	22
Other equipment	104	-	-	-	(5)	99
Property under construction	1,971	-	16,660	(15)	(14,763)	3,853
Total	188,123	6	24,661	(2,569)	(503)	209,718

	January 1, 2014	Additions	Impairments	Deductions	Reclassifications/Translations	December 31, 2014
Accumulated depreciation and impairment losses:
Land rights	162	47	-	(2)	-	207
Buildings	1,840	135	-	(16)	(5)	1,954
Leasehold improvements	649	71	-	(52)	1	669
Switching equipment	12,950	1,572	-	(496)	(129)	13,897
Telegraph, telex and data communication equipment	3	1	-	-	-	4
Transmission installation and equipment	48,025	9,717	406	(1,457)	(237)	56,454
Satellite, earth station and equipment	5,190	577	332	-	(0)	6,099
Cable network	17,990	1,207	67	(249)	(82)	18,933
Power supply	6,794	1,246	-	(62)	(0)	7,978
Data processing equipment	6,905	886	-	(78)	(10)	7,703
Other telecommunications peripherals	268	55	-	-	(0)	323
Office equipment	566	112	-	(6)	(7)	665
Vehicles	69	50	-	(2)	1	118
CPE assets	13	2	-	-	-	15
Other equipment	100	2	-	-	(5)	97
Total	101,524	15,680	805	(2,420)	(473)	115,116
Net Book Value	86,599					94,602

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2015	Additions	Deductions	Reclassifications/Translations	December 31, 2015
At cost:
Land rights	1,184	86	-	-	1,270
Buildings	4,571	263	-	1,199	6,033
Leasehold improvements	943	41	(151)	203	1,036
Switching equipment	19,257	126	(66)	555	19,872
Telegraph, telex and data communication equipment	6	870	-	-	876
Transmission installation and equipment	113,457	4,538	(2,520)	9,514	124,989
Satellite, earth station and equipment	7,927	93	(1)	127	8,146
Cable network	33,313	4,458	(227)	542	38,086
Power supply	12,776	471	(92)	757	13,912
Data processing equipment	10,344	408	(97)	759	11,414
Other telecommunications peripherals	604	37	-	(7)	634
Office equipment	972	202	(46)	7	1,135
Vehicles	390	185	(2)	(4)	569
CPE assets	22	-	-	-	22
Other equipment	99	-	-	-	99
Property under construction	3,853	14,623	-	(13,896)	4,580
Total	209,718	26,401	(3,202)	(244)	232,673

	January 1, 2015	Additions	Deductions	Reclassifications/ Translations	December 31, 2015
Accumulated depreciation and impairment losses:
Land rights	207	38	-	-	245
Buildings	1,954	183	-	4	2,141
Leasehold improvements	669	105	(151)	-	623
Switching equipment	13,897	1,443	(62)	(17)	15,261
Telegraph, telex and data communication equipment	4	0	-	-	4
Transmission installation and equipment	56,454	11,423	(2,492)	14	65,399
Satellite, earth station and equipment	6,099	607	(1)	1	6,706
Cable network	18,933	1,338	(225)	(340)	19,706
Power supply	7,978	1,268	(85)	(29)	9,132
Data processing equipment	7,703	953	(97)	(3)	8,556
Other telecommunications peripherals	323	70	-	(7)	386
Office equipment	665	152	(45)	(8)	764
Vehicles	118	65	(1)	(3)	179
CPE assets	15	2	-	-	17
Other equipment	97	2	-	-	99
Total	115,116	17,649	(3,159)	(388)	129,218
Net Book Value	94,602				103,455

      a.   Gain on disposal or sale of property and equipment

	2013	2014	2015
Proceeds from sale of property and equipment	466	501	733
Net book value	(53)	(62)	(8)
Gain on disposal or sale of property and equipment	413	439	725

The gain on disposal or sale of property and equipment includes gain from disposal of the copper cable as part of the Company’s modernization program through Trade In/Trade Off method with PT Industri Telekomunikasi Indonesia (“INTI”) and PT LEN Industri (“LEN”).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

      b.   Asset impairment

(i)       As of December 31, 2014  and 2015, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination  of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets is recognized as part of “Depreciation and Amortization” in the consolidated statements  of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 36c.ii), the Company accelerated its depreciation of fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

(ii)      Management believes that there is no indication of impairment in the assets of other CGUs as of December 31,  2014 and 2015.

c.   Others

(i)      Interest capitalized to property under construction amounted to Rp100 billion, Rp127 billion and Rp328  billion for the years ended December 31, 2013, 2014  and 2015, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged  from 9.75%  to 13.07%, 11% to 18.31% and from 6.84% to 11% for the years ended December 31, 2013, 2014 and 2015, respectively.

(ii)     No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2013, 2014  and 2015.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

11. PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(iii)    In 2014 and 2015, the Group received proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp212 billion and Rp119 billion, respectively. The proceeds were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2014 and 2015, the net carrying values of those assets of Rp50 billion and Rp35  billion, respectively, were charged to  the consolidated statements of profit or loss and other comprehensive income.

(iv)    In 2015, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,967 billion,  as part of its modernization program. Accordingly, Telkomsel accelerated the deprecation of such equipment  units. For the year ended December 31,  2015, the additional depreciation expense amounted  to Rp1,410 billion.

The impact of the acceleration of depreciation of certain equipment units will decrease profit before income tax in future periods as follows:

Years	Amount
2016	274
2017	30

(v)     The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2016 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vi)    As of December 31, 2015, the Group’s property and equipment excluding land rights, with net carrying amount of Rp93,460 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp10,980 billion, US$99 million, HKD3  million and SGD34  million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(vii)   As of December 31, 2015, the percentage of completion of property under construction was around 58.49% of the total contract value, with estimated dates of completion between January 2016 and December 2017. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(viii)  All assets owned by the Company have been pledged as collateral for bonds (Note 18b). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp9,003 billion have been pledged as collateral under lending agreements (Notes 17 and 18).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

c.  Others (continued)

(ix)     The Company and Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

Future minimum lease payments required for assets under finance leases are as follows:

Years	2014	2015
2015	975	-
2016	927	1,027
2017	898	991
2018	830	888
2019	758	800
2020	725	766
Thereafter	1,422	1,597
Total minimum lease payments	6,535	6,069
Interest	(1,746)	(1,489)
Net present value of minimum lease payments	4,789	4,580
Current maturities (Note 17b)	(571)	(641)
Long-term portion (Note 18)	4,218	3,939

The details of obligations under finance leases as of December 31, 2014 and 2015 are as follows:

	2014	2015
PT Tower Bersama Infrastructure	1,713	1,589
PT Profesional Telekomunikasi Indonesia	1,596	1,460
PT Solusi Tunas Pratama	368	340
PT Putra Arga Binangun	244	227
PT Bali Towerindo Sentra	143	132
PT Naragita Dinamika Komunika	109	84
Others (each below Rp75 billion)	616	748
Total	4,789	4,580

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

12.    ADVANCES AND OTHER NON-CURRENT ASSETS

        The breakdown of advances and other non-current assets is as follows:

	2014	2015
Advances for purchases of property and equipment	3,354	3,653
Prepaid rental - net of current portion (Note 9)	1,587	2,190
Claim for tax refund - net of current portion (Note 31)	745	1,013
Deferred charges	484	444
Frequency license - net of current portion (Note 9)	493	404
Long-term trade receivables - net of current portion (Note 7)	362	172
Restricted cash	112	111
Security deposit	72	96
Others	15	83
Total	7,224	8,166

Prepaid rental covers rent  of leased line and telecommunication equipment and land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40  years.

As of December 31, 2014  and 2015, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2013, 2014 and 2015  amounted to Rp91  billion, Rp86 billion and Rp46 billion, respectively.

Refer to Note 34 for details of related party transactions.

13.   INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2014	270	3,432	67	401	4,170
Additions	-	1,340	0	107	1,447
Acquisitions (Note 3)	54	-	-	78	132
Deductions	-	(0)	-	(13)	(13)
Reclassifications/translations	(2)	(1)	-	(1)	(4)
Balance, December 31, 2014	322	4,771	67	572	5,732
Accumulated amortization and impairment losses:
Balance, January 1, 2014	(21)	(2,278)	(37)	(326)	(2,662)
Amortization	-	(583)	(6)	(30)	(619)
Deductions	-	-	-	13	13
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2014	(21)	(2,862)	(43)	(343)	(3,269)
Net	301	1,909	24	229	2,463

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

13.  INTANGIBLE ASSETS (continued)

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2015	322	4,771	67	572	5,732
Additions	-	1,489	1	9	1,499
Acquisition (Note 1d)	15	-	-	-	15
Deductions	-	(1)	-	-	(1)
Reclassifications/translations	(1)	8	-	(1)	6
Balance, December 31, 2015	336	6,267	68	580	7,251
Accumulated amortization and impairment losses:
Balance, January 1, 2015	(21)	(2,862)	(43)	(343)	(3,269)
Amortization	-	(883)	(6)	(34)	(923)
Deductions	-	1	-	-	1
Reclassifications/translations	-	(4)	-	-	(4)
Balance, December 31, 2015	(21)	(3,748)	(49)	(377)	(4,195)
Net	315	2,519	19	203	3,056

(i)     Goodwill resulted from the acquisition of Sigma in 2008 and Ad Medika in 2010, sales-purchase transaction of Data Center Business between Sigma and BDM in 2012, acquisition of CCA in 2014 (Note 3), and acquisition of MNDG in 2015 (Note 1d).

(ii)    The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1 to 6  years.

14.  TRADE AND OTHER PAYABLES

This account consists of the following:

	2014	2015
Trade payables	12,362	13,994
Other payables	114	290
Total trade and other payables	12,476	14,284

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

14.  TRADE AND OTHER PAYABLES (continued)

The breakdown of trade payables is as follows:

	2014	2015
Related parties
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,160	1,329
Purchases of equipment, materials and services	723	1,891
Payables to other telecommunications providers	175	184
Sub-total	2,058	3,404
Third parties
Purchases of equipment, materials and services	9,471	9,593
Payables to other telecommunications providers	833	997
Sub-total	10,304	10,590
Total	12,362	13,994

Trade payables by currency are as follows:

	2014	2015
Rupiah	9,479	11,169
U.S. dollar	2,837	2,791
Others	46	34
Total	12,362	13,994

Refer to Note 34 for details of related party transactions.

15.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2014	2015
Operations, maintenance and telecommunications services	2,640	4,459
General, administrative and marketing expenses	1,291	1,859
Salaries and benefits	1,091	1,689
Interest and bank charges	189	240
Total	5,211	8,247

Refer to Note 34 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

16.  UNEARNED INCOME

The breakdown of unearned income is as follows:

	2014	2015
Prepaid pulse reload vouchers	3,588	3,630
Other telecommunications services	78	96
Others	297	634
Total	3,963	4,360

17.  SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

This account consists of the following:

	2014	2015
Short-term bank loans	1,810	602
Current maturities of long-term borrowings	5,899	3,842
Total	7,709	4,444

a.   Short-term bank loans

		2014		2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
UOB	Rp	-	200	-	200
Bank CIMB Niaga	Rp	-	234	-	152
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	Rp	-	60	-	80
Citibank	US$	100	1,244	-	-
Others	Rp	-	72	-	170
Total			1,810		602

            Refer to Note 34 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

17.  SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.   Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2015 is as follows:

	Borrower	Currency	Total facility	Maturity date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
April 25, 2005[a]	Balebat[e]	Rp	12	July 30, 2017	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
April 29, 2008[a]	Balebat[e]	Rp	10	July 30, 2017	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
March 21, 2013[b]	Infomedia	Rp	38	October 18, 2016	Monthly	12.00%	Trade receivables (Note 7)
March 25, 2013[b]	Infomedia	Rp	38	October 18, 2016	Monthly	12.00%	Trade receivables (Note 7)
March 27, 2013[b]	Infomedia	Rp	24	October 18, 2016	Monthly	12.00%	Trade receivables (Note 7)
April 28, 2013[c]	GSD	Rp	85	June 24, 2016	Monthly	11.50%	Property and equipment (Note 11)
September 22, 2014[a]	Balebat[e]	Rp	5	July 30, 2017	Monthly	13.00%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
October 29, 2014	Infomedia Solusi Humanika[f]	Rp	50	October 29, 2016	Monthly	12.00%	Trade receivables (Note 7)
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2016	Monthly	12.00%	Trade receivables (Note 7)
Bank Danamon
August 23, 2013[d]	Infomedia	Rp	80	August 23, 2016	Monthly	12.00%	Trade receivables (Note 7)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a Based on the latest amendment dated December 14, 2015.

b Based on the latest amendment dated December 21, 2015.

c Based on the latest amendment dated November 11, 2014.

d Based on the latest amendment dated August 11, 2015.

e MD Media’s subsidiary.

f Infomedia’s subsidiary.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

17. SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b. Current maturities of long-term borrowings

	Notes	2014	2015
Two-step loans	18a	207	224
Bonds and notes	18b	1,069	49
Bank loans	18c	4,052	2,928
Obligations under finance leases	11c.ix	571	641
Total		5,899	3,842

Refer to Note 34  for details of related party transactions.

18. LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	Notes	2014	2015
Two-step loans	18a	1,408	1,296
Bonds and notes	18b	2,239	9,499
Bank loans	18c	7,878	15,434
Obligations under finance leases	11c.ix	4,218	3,939
Total		15,743	30,168

      Scheduled principal payments  as of December 31, 2015 are as follows:

			Year
	Notes	Total	2017	2018	2019	2020	Thereafter
Two-step loans	18a	1,296	226	202	184	184	500
Bonds and notes	18b	9,499	32	31	251	2,146	7,039
Bank loans	18c	15,434	3,022	7,910	1,631	1,565	1,306
Obligations under finance leases	11c.ix	3,939	667	629	596	614	1,433
Total		30,168	3,947	8,772	2,662	4,509	10,278

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

		2014		2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	7,679	796	6,911	792
	Rp	-	438	-	365
	US$	31	381	26	363
Total			1,615		1,520
Current maturities (Note 17b)			(207)		(224)
Long-term portion			1,408		1,296

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	3.10%
	Rp	Semi-annually	Semi-annually	8.54%
	US$	Semi-annually	Semi-annually	4.00%

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

As of December 31, 2015, the Company has complied with the above-mentioned ratios.

Refer to Note 34  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.    Bonds and notes

		2014		2015
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010
Series A	Rp	-	1,005	-	-
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	-	-	2,200
Series B	Rp	-	-	-	2,100
Series C	Rp	-	-	-	1,200
Series D	Rp	-	-	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	-	-	120
Finnet
MTN I	Rp	-	-	-	200
Promissory notes
PT Huawei	US$	4	52	1	14
PT ZTE Indonesia (“ZTE”)	US$	3	36	1	14
Total			3,308		9,563
Unamortized debt issuance cost			-		(15)
			3,308		9,548
Current maturities (Note 17b)			(1,069)		(49)
Long-term portion			2,239		9,499

(i)     Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11c.viii). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

(i)    Bonds (continued)

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

As of December 31, 2015, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.    Debt to equity ratio should not exceed 2:1.

2.    EBITDA to finance costs ratio should not be less than 5:1.

3.    Debt service coverage is at least 125%.

As of December 31, 2015, the Company has complied with the above-mentioned ratios.

      2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11c.viii).  The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

(i)    Bonds (continued)

As of December 31, 2015, the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.  Debt to equity ratio should not exceed 2:1.

2.  EBITDA to finance costs ratio should not be less than 4:1.

3.  Debt service coverage is at least 125%.

As of December 31, 2015, the Company has complied with the above-mentioned ratios.

(ii)    MTN

GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principal amount of up to Rp500 billion in series.

PT Mandiri Sekuritas acts as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and PT Kustodian Sentral Efek Indonesia (“KSEI”)  as the Custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with the investment development funded by the MTN that are owned or will be owned by GSD, have been pledged as collateral for MTN (Notes 7, 8  and 11).

Under the agreement, GSD is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 6.5:1.

2.     EBITDA to interest ratio should not be less than 1.2:1.

3.     Minimum current ratio is 120%.

4.     Maximum leverage ratio is 450%.

As of December 31, 2015, GSD has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

(ii)    MTN  (continued)

FINNET

Notes	Currency	Principal	Issuance date	Maturity date	Payment period	Rate per annum
MTN I	Rp	200	July 1, 2015	July 1, 2022	Quarterly	11%

Based on Agreement of Debt Acknowledgement of Medium Term Notes (MTN) I Finnet Year 2015 dated June 30, 2015 as covered by notarial deed No. 47 of Utiek R. Abdurachman, S.H., MLI., M.Kn., Finnet will issue MTN through private placement with the principal of amount up to Rp200 billion.

PT BNI Asset Management acts as the arranger, PT Bank Mega Tbk as the trustee and KSEI as the Custodian.

The funds obtained from MTN are used for Finnet’s working capital related to Retail National Channel  Bank project as Telkomsel’s billing payment aggregator.

The rating of the MTN issued by PT Fitch Rating Indonesia is A (ind). The MTN is not secured by any specific collateral. The MTN are secured by all of Finnet’s assets, movable or non-movable either existing or in the future.

Under the agreement, Finnet is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 3.5:1.

2.     EBITDA to interest ratio should not be less than 2.5:1.

As of December 31, 2015, Finnet has complied with the above-mentioned ratios.

(iii)   Promissory notes

Supplier	Currency	Principals* (in billions)	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
PT Huawei	US$	0.2	April 30, 2013	Semi-annually (January 30, 2016 - July 30, 2016)	Semi-annually	6 month LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009[a]	Semi-annually (February 4, 2016 - February 4, 2017)	Semi-annually	6 month LIBOR+1.5%

*In original currency

aBased on the latest amendment on August 15, 2011

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans

		2014		2015
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Syndication of banks	Rp	-	2,200	-	4,900
BNI	Rp	-	2,195	-	3,430
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Rp	-	600	-	2,370
	US$	-	-	75	1,035
Bank Mandiri	Rp	-	1,750	-	2,191
BRI	Rp	-	3,398	-	1,806
	US$	1	6	-	-
PT Bank ANZ Indonesia	Rp	-	-	-	90
	US$	-	-	75	1,035
Bank CIMB Niaga	Rp	-	567	-	770
PT Bank Sumitomo Mitsui Indonesia	Rp	-	-	-	370
Japan Bank for International Cooperation (“JBIC”)	US$	34	424	22	303
PT Bank Central Asia Tbk (“BCA”)	Rp	-	373	-	111
ABN Amro Bank N.V. Stockholm (“AAB Stockholm”) and SCB	US$	38	478	-	-
Others	Rp	-	10	-	19
Total			12,001		18,430
Unamortized debt issuance cost			(71)		(68)
			11,930		18,362
Current maturities (Note 17b)			(4,052)		(2,928)
Long-term portion			7,878		15,434

Refer to Note 34  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.    Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2015  is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
December 19, 2012 (BNI, BRI and Bank Mandiri)	Dayamitra	Rp	2,500	300	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Trade receivables (Note 7), property and equipment (Note 11)
March 13, 2015 (BNI and BCA)a&j	The Company	Rp	2,900	-	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	None
March 13, 2015 (BNI and BCA)a&j	GSD	Rp	100	-	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	None
BNI
October 13, 2010[a]	The Company	Rp	1,000	286	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011[a]	PINS	Rp	500	86	Semi-annually (2013-2016)	Quarterly	3 months JIBOR+1.50%	Trade receivables (Note 7), inventories (Note 8)
November 28, 2012[a]	Metra	Rp	44	31	Semi-annually (2013-2015)	Monthly	11.00%	Trade receivables (Note 7), property and equipment (Note 11)
March 13, 2013a&e	Sigma	Rp	300	-	Monthly (2016-2020)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 7), property and equipment (Note 11)
March 26, 2013[a]	Metra	Rp	60	20	Quarterly (2013-2016)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11)
November 20, 2013[a]	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
November 25, 2013[a]	Metra	Rp	90	30	Quarterly (2013-2016)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11)
January 10, 2014a&e	Sigma	Rp	247	-	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 7), property and equipment (Note 11)
July 21, 2014[a]	Metra	Rp	40	13	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
November 3, 2014 a&i	Telkom Infratel	Rp	450	65	Quarterly (2015-2018)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 7)
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
June 10, 2015 [a]	Metra	Rp	44	7	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11)
October 12, 2015	Telkom Akses	Rp	1,400	-	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.9%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
The Bank of Tokyo - Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	-	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 7), property and equipment (Note 11)
March 13, 2015 a&j	Metra	Rp	300	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&j	Infomedia	Rp	250	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	-	April 14, 2018	Quarterly	3 months LIBOR+1.20%	None
November 2, 2015	Dayamitra	Rp	400	-	Quarterly (2017-2020)	Quarterly	3 months JIBOR+2.6%	Trade receivables (Note 7), property and equipment (Note 11)
Bank Mandiri
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	5,000	250	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
August 11, 2014	Graha Yasa Selaras	Rp	71	-	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 11)
August 11, 2014	Graha Yasa Selaras	Rp	71	-	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 11)
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BRI
October 13, 2010[a]	The Company	Rp	3,000	1,000	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	200	Semi-annually (2013-2017)	Quarterly	3 months JIBOR+1.40% and 3 months JIBOR+3.50%	Property and equipment (Note 11)
April 26, 2013	GSD	Rp	141	37	Monthly (2014-2018)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11), and lease agreement
October 30, 2013	GSD	Rp	70	5	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11), and lease agreement
October 30, 2013	GSD	Rp	34	4	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 7), property and equipment (Note 11), and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
October 1, 2014	Patrakom	Rp	28	14	Monthly (2014-2016)	Monthly	10.95%	Trade receivables (Note 7), property and equipment (Note 11)
October 1, 2014	Patrakom	US$	0.0007	0.0005	Monthly (2014-2015)	Monthly	6.00%	Trade receivables (Note 7), property and equipment (Note 11)
October 1, 2014	Patrakom	Rp	93	12	Monthly (2015-2017)	Monthly	10.95%	Trade receivables (Note 7), property and equipment (Note 11)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank ANZ Indonesia
March 13, 2015 a&j	GSD	Rp	90	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	Property and equipment (Note 11)
April 8, 2015 [a]	Telkomsel	US$	0.075	-	April 14, 2018	Quarterly	3 months LIBOR+1.20%	None
Bank CIMB Niaga
March 21, 2007 [e]	GSD	Rp	21	3	Quarterly (2007-2015)	Monthly	9.75%	Property and equipment (Note 11)
May 24, 2010 [f]	Balebat[h]	Rp	2	0	Monthly (2010-2015)	Monthly	10.75%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 11), and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 11), and lease agreement
March 31, 2011	GSD	Rp	12	1	Monthly (2011-2016)	Monthly	9.75%	Property and equipment (Note 11), and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 11), and lease agreement
September 9, 2011	GSD	Rp	11	1	Monthly (2011-2015)	Monthly	9.75%	Property and equipment (Note 11), and lease agreement
August 2, 2012[f]	Balebat[h]	Rp	4	1	Monthly (2012-2015)	Monthly	10.75%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 months JIBOR+3.45%	Property and equipment (Note 11)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 11)
October 10, 2012[f]	Balebat[h]	Rp	1	0	Monthly (2012-2015)	Monthly	10.75%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
August 26, 2013[f]	Balebat[h]	Rp	3.5	1	Monthly (2013-2018)	Monthly	10.75%	Trade receivables (Note 7), inventories (Note 8), property and equipment (Note 11)
Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&j	Metra	Rp	300	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&j	Infomedia	Rp	250	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
JBIC
March 26, 2010 a&[d]	The Company	US$	0.06	0.006	Semi-annually (2010-2015)	Semi-annually	4.56%	None
March 28, 2013 a&[g]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	222	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011-2015)	Quarterly	3 months JIBOR+1.25%	None
AAB Stockholm and SCB
December 30, 2009b&[c]	Telkomsel	US$	0.3	0.041	Semi-annually (2011-2016)	Semi-annually	6 months LIBOR+0.82%	None

The credit facilities were obtained by the Group for working capital purposes.

*In original currency

aAs stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2015, the Group has complied with all covenants or restrictions except for certain loan agreement. As of December 31, 2015, the Group obtained waiver from the lenders to not demand the loan payment as consequence of the breach of covenants, except for certain loans from BNI (PINS) and CIMB Niaga (MD Media). The Group has classified loans from BNI (PINS) and CIMB Niaga (MD Media) totaling Rp87 billion as part of current maturities of long-term liabilities (Note 17b).

bTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2015, Telkomsel has complied with the above covenants.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

18.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans (continued)

c Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 36a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”)  and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facilities 1, 2,  and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facilities 1, 2,  and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

d In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facilities A and B amounting to US$36 million and US$24 million, respectively.

e Based on the latest amendment on January 12, 2015.

f  Based on the latest amendment on September 22, 2014.

g In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

h MD Media’s subsidiary.

I  Based on the latest amendment on July 13, 2015.

j  On March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facility  agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. As of December 31, 2015, the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia amounted  to Rp200 billion, Rp200 billion and Rp410 billion, respectively.

19. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2014	2015
Non-controlling interests in net assets of subsidiaries as of December 31, 2014 and 2015:
Telkomsel	18,031	17,981
GSD	125	137
Metra	88	95
TII	42	36
Total	18,286	18,249

	2013	2014	2015
Non-controlling interests in net comprehensive income (loss) of subsidiaries for the years ended December 31, 2013, 2014 and 2015:
Telkomsel	6,211	6,740	7,760
GSD	(6)	(7)	7
Patrakom	0	-	-
Metra	22	21	(5)
TII	-	3	(2)
Total	6,227	6,757	7,760

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

19. NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of December 31, 2014  and 2015, the non-controlling interest holds 35% ownership interest in Telkomsel (Note 1d) which is considered material to the Company.

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

      Summarized statements of financial position

	2014	2015
Current assets	19,300	25,660
Non-current assets	58,780	58,304
Current liabilities	(18,106)	(20,020)
Non-current liabilities	(8,457)	(12,565)
Total equity	51,517	51,379
Attributable to:
Equity holders of parent company	33,486	33,398
Non-controlling interest	18,031	17,981

      Summarized statements  of profit or loss and other comprehensive income

	2013	2014	2015
Revenues	60,031	66,252	76,055
Operating expenses	(36,761)	(40,584)	(46,455)
Other income (expenses)	(180)	48	105
Profit before income tax	23,090	25,716	29,705
Income tax expense - net	(5,748)	(6,333)	(7,361)
Profit for the year from continuing operations	17,342	19,383	22,344
Other comprehensive income (expenses) - net	404	(122)	(167)
Net comprehensive income for the year	17,746	19,261	22,177
Attributable to non-controlling interest	6,211	6,740	7,760
Dividend paid to non-controlling interest	4,675	5,464	7,810

      Summarized statements of cash flows

	2013	2014	2015
Operating activities	29,602	30,863	36,130
Investing activities	(14,444)	(11,052)	(12,951)
Financing activities	(14,789)	(15,563)	(19,456)
Net increase in cash and cash equivalents	369	4,248	3,723

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

20.  CAPITAL STOCK

The details of capital stock are as follows:

		2014
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.56	2,580
The Bank of New York Mellon Corporation*	9,472,920,180	9.65	474
Directors (Note 1b):
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Dian Rachmawan	60,540	0	0
Public (individually less than 5%)	37,100,491,240	37.79	1,855
Total	98,175,853,600	100.00	4,909
Treasury stock (Note 22)	2,624,142,800	-	131
Total	100,799,996,400	100.00	5,040

		2015
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.55	2,580
The Bank of New York Mellon Corporation*	8,161,361,980	8.31	408
Commissioners (Note 1b):
Hendri Saparini	18,982	0	0
Dolfie Othniel Fredric Palit	17,084	0	0
Hadiyanto	519,640	0	0
Parikesit Suprapto	502,555	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	42,723	0	0
Heri Sunaryadi	37,965	0	0
Indra Utoyo	1,182,295	0	0
Muhammad Awaluddin	1,154,755	0	0
Honesti Basyir	1,155,295	0	0
Herdy Rosadi Harman	37,663	0	0
Abdus Somad Arief	37,965	0	0
Dian Rachmawan	98,505	0	0
Public (individually less than 5%)	38,429,695,633	39.14	1,922
Total	98,198,216,600	100.00	4,910
Treasury stock (Note 22)	2,601,779,800	-	130
Total	100,799,996,400	100.00	5,040

         * The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

20. CAPITAL STOCK (continued)

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., Mkn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2012 amounting to Rp7,068 billion (Rp73.82 per share) and Rp1,286 billion (Rp13.42 per share), respectively. On June 18, 2013, the Company paid the cash dividend and special cash dividend totalling Rp8,354 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 4 dated April 4, 2014  of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2013  amounting to Rp7,813 billion (Rp80.46 per share) and Rp2,130 billion (Rp21.94 per share), respectively. On May  16, 2014, the Company paid the cash dividend and special cash dividend totalling Rp9,943 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 26  dated April 17, 2015  of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved  the distribution of cash dividend and special cash dividend for 2014  amounting to Rp7,319  billion (Rp74.55 per share) and Rp1,464  billion (Rp14.91 per share), respectively. On May 21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,783 billion.

21.  ADDITIONAL PAID-IN CAPITAL

The breakdown of additional paid-in capital is as follows:

	2014	2015
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 22)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 22)	544	544
Excess of value over cost of treasury stock for employee stock ownership program (Note 22)	228	228
Excess of value over cost of selling 4,472,600 shares under the treasury stock plan phase III (Note 22)	-	36
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	2,421	2,457

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

22. TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

		2014			2015
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	3,699,142,800	3.67	5,805	2,624,142,800	2.60	3,836
Sale of treasury stock	(1,075,000,000)	(1.07)	(1,969)	(22,363,000)	(0.02)	(32)
Ending balance	2,624,142,800	2.60	3,836	2,601,779,800	2.58	3,804

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

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM  on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On May 31, 2013, the Company offered all its eligible employees and those of its subsidiaries (collectively referred to as the “participants”), the right to purchase a fixed number of its shares at a certain price. The shares became an entitlement of the employees on the transaction dates and were no longer conditional on the satisfaction of any vesting conditions. Shares which were held by employees through the ESOP had a lock-up period that varied from 0 up to 12 months, depending on the position of the employee. In the lock-up period, participants could not transfer shares or have shares transactions either through or outside the stock exchange.

Price per share offered was Rp10,714 and each participant received allowance (discount) of Rp5,575 per share. At the closing of this program, the Company had transferred a part of the treasury stock phase III to employees totalling 59,811,400 shares (equivalent to 299,057,000 shares after the stock split) with fair value amounting to Rp661 billion. The excess amounting to Rp228 billion in value of the treasury stock transferred over their acquisition cost was recorded as additional paid-in capital (Note 21).

The difference amounting to Rp353 billion between the fair value of treasury stock and amount paid by the participants was recorded as part of “Personnel Expense” in the 2013 consolidated statement of profit or loss and other comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

22. TREASURY STOCK (continued)

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368  billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 21).

On June 13, 2014, the Company resold 215,000,000  shares (equivalent to 1,075,000,000  shares after stock split) of treasury stock phase II  with fair value amounting to Rp2,541  billion (net of related  costs to sell the shares). The excess amounting to Rp576  billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 21).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent  to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 21).

23. OTHER RESERVES

Other reserves consist of the translation reserve and fair value reserve. The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations (including equity-accounted investees) amounting to Rp184  billion and Rp312 billion as of December 31, 2014  and 2015, respectively. The amount reclassified to profit or loss for the years ended December 31, 2013, 2014  and 2015  amounted to Rp9 billion, Rpnil and Rpnil, respectively.

The fair value reserve consists of the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired amounting to Rp39  billion and Rp38 billion as of December 31, 2014  and 2015, respectively. The amounts reclassified to profit or loss for the years ended December 31, 2013, 2014  and 2015  amounted to Rp4 billion, Rpnil and Rpnil, respectively.

24.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp14,046  billion, Rp14,437  billion and Rp15,451  billion by the weighted average number of shares outstanding during the year totalling 96,358,660,797 shares, 97,695,785,107 shares and 98,176,527,553 shares for the years ended December 31, 2013, 2014  and 2015, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp145.77, Rp147.78 and Rp157.38 for the years ended December 31, 2013, 2014  and 2015, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2013, 2014  and 2015.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

25. REVENUES

	2013	2014	2015
Telephone revenues
Cellular
Usage charges	30,722	32,972	35,803
Features	686	751	1,050
Monthly subscription charges	730	567	432
Sub-total	32,138	34,290	37,285
Fixed lines
Usage charges	6,453	5,347	4,635
Monthly subscription charges	2,682	2,697	2,821
Call center	119	290	275
Others	242	101	102
Sub-total	9,496	8,435	7,833
Total telephone revenues	41,634	42,725	45,118
Interconnection revenues
Domestic interconnection	2,971	2,908	2,276
International interconnection	1,872	1,800	2,014
Total interconnection revenues	4,843	4,708	4,290
Data, internet and information technology service revenues
Cellular internet and data	10,113	13,563	19,665
Short Messaging Services (“SMS”)	13,134	14,034	15,132
Internet, data communication and information technology services	9,154	9,987	12,432
Pay TV	274	96	456
Others	202	128	135
Total data, internet and information technology service revenues	32,877	37,808	47,820
Network revenues
Leased lines	861	610	719
Satellite transponder lease	392	670	512
Total network revenues	1,253	1,280	1,231
Other telecommunications revenues
Sales of handset	84	582	1,516
Tower leases	570	700	721
Call center service	205	446	668
CPE and terminal	100	61	221
Others	1,401	1,386	885
Total other telecommunications revenues	2,360	3,175	4,011
Total revenues	82,967	89,696	102,470

Refer to Note 34  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

26.  SERVICE CONCESSION ARRANGEMENT

The Ministry of Communication and Information (“MoCI”) issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009 and Decree No. 05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCI which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

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

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. As of the date of approval and authorization for the issuance of the consolidated financial statements, the arbitration claim is still in process.

b.  Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2,390 Megahertz (“MHz”) - 2,400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BPPPTI were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly. In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

On March 31, 2014, the USO program for packages 1, 2, 3, 6 and 7 ceased.  As of September 18, 2014, Telkomsel filed an arbitration claim to  BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel had to return the overpayment of compensation fee from BPPPTI of Rp94.2 billion including penalty. Telkomsel accepted the decision and paid the balance in December 2015.

For the years ended December 31, 2013, 2014  and 2015, the Company and Telkomsel recognized the following amounts:

	2013	2014	2015
Revenues
Construction	67	1	-
Operation of telecommunication service center	508	180	-
Profits (losses)
Construction	11	0	-
Operation of telecommunication service center	150	(139)	(161)

As of December 31, 2014 and 2015, the Company’s and Telkomsel’s net carrying amount of trade receivables from the USO programs which are measured at amortized cost using the effective interest method amounted to Rp588  billion and Rp179 billion, respectively (Note 7).

27.   PERSONNEL EXPENSES

        The breakdown of personnel expenses is as follows:

	2013	2014	2015
Vacation pay, incentives and other benefits	3,252	3,182	4,225
Salaries and related benefits	3,553	3,759	4,052
Employees’ income tax	1,160	1,317	1,632
Early retirement program	-	-	683
Pension benefit cost (Note 32)	988	643	443
Post-employment health care benefit cost (Note 32)	382	248	216
Housing	220	224	212
LSA expense (Note 33)	19	115	152
Insurance	92	98	138
Other employee benefit cost (Note 32)	15	56	53
Other post-employment benefit cost (Note 32)	41	48	47
Others	107	86	32
Total	9,829	9,776	11,885

Refer to Note 34  for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

28.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

      The breakdown of operations, maintenance and telecommunication service expenses is as follows:

	2013	2014	2015
Operations and maintenance	9,658	11,827	15,658
Radio frequency usage charges (Notes 36c.i and 36c.ii)	3,098	3,207	3,626
Concession fees and USO charges	1,595	1,818	2,230
Cost of handset sold (Note 8)	153	421	1,493
Leased lines and CPE	440	758	1,384
Electricity, gas and water	1,063	1,180	1,014
Cost of IT services	677	357	882
Tower rent	1,166	1,065	646
Cost of SIM cards and vouchers (Note 8)	599	610	444
Insurance	374	335	312
Vehicles rental and supporting facilities	282	272	296
Project management	138	180	117
Others	89	258	14
Total	19,332	22,288	28,116

      Refer to Note 34  for details of related party transactions.

29.  GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expenses is as follows:

	2013	2014	2015
General expenses	675	967	1,032
Provision for impairment of receivables (Note 7d)	1,589	784	1,010
Professional fees	272	266	424
Training, education and recruitment	412	528	393
Collection expenses	340	369	368
Travelling	341	355	347
Meeting	138	162	163
Social contribution	85	96	116
Security and screening	93	104	81
Others (each below Rp75 billion)	210	332	270
Total	4,155	3,963	4,204

      Refer to Note 34  for details of related party transactions.

30.  INTERCONNECTION EXPENSES

      The breakdown of interconnection expenses is as follows:

	2013	2014	2015
Domestic interconnection and access	3,720	3,639	2,351
International interconnection	1,207	1,254	1,235
Total	4,927	4,893	3,586

      Refer to Note 34 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION

a.   Prepaid income taxes

            The breakdown of prepaid income taxes is as follows:

	2014	2015
The Company - corporate income tax	60	479
Subsidiaries - corporate income tax	391	306
Total	451	785
Current portion	(28)	(81)
Non-current portion (Note 12)	423	704

b.   Prepaid other taxes

            The breakdown of prepaid other taxes is as follows:

	2014	2015
The Company :
Value Added Tax (“VAT”)	298	648
Article 19 - Revaluation of fixed assets	-	750
Subsidiaries:
VAT	1,140	1,548
Article 23 - Withholding tax on services delivery	37	20
Total	1,475	2,966
Current portion	(1,153)	(2,657)
Non-current portion (Note 12)	322	309

c.   Current income tax liabilities

             The breakdown of current income tax liabilities is as follows:

	2014	2015
The Company:
Article 25 - Installment of corporate income tax	61	17
Subsidiaries:
Article 25 - Installment of corporate income tax	483	237
Article 29 - Corporate income tax	957	1,548
Total	1,501	1,802

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

d.   Other tax liabilities

             The breakdown of other tax liabilities is as follows:

	2014	2015
The Company:
Article 4 (2) - Final tax	27	37
Article 21 - Individual income tax	25	51
Article 22 - Withholding tax on goods delivery and imports	2	2
Article 23 - Withholding tax on services	10	23
Article 26 - Withholding tax on non-resident income	2	2
VAT	197	-
VAT - Tax Collector	257	396
Sub-total	520	511
Subsidiaries:
Article 4 (2) - Final tax	81	54
Article 21 - Individual income tax	97	113
Article 22 - Withholding tax on goods delivery and imports	-	1
Article 23 - Withholding tax on services	72	102
Article 26 - Withholding tax on non-resident income	28	9
VAT	77	681
Sub-total	355	960
Total	875	1,471

      e.   The components of income tax expense (benefit) are as follows:

	2013	2014	2015
Current
The Company	909	822	201
Subsidiaries	6,086	6,794	8,164
Sub-total	6,995	7,616	8,365
Deferred
The Company	(113)	(174)	(38)
Subsidiaries	18	(101)	(304)
Net	(95)	(275)	(342)
Net income tax expense	6,900	7,341	8,023

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

f.   Reconciliation of income tax expense

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2013	2014	2015
Profit before income tax	27,030	28,579	31,293
Less income subject to final tax	(1,780)	(2,334)	(1,531)
Net	25,250	26,245	29,762
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	5,050	5,249	5,952
Difference in applicable statutory tax rate for subsidiaries	1,213	1,236	1,509
Non-deductible expenses	567	512	332
Final income tax expense	93	168	111
Realization on sale of long-term investment	(100)	-	-
Deferred tax assets that cannot be utilized - net	84	94	-
Others	(7)	82	119
Net income tax expense	6,900	7,341	8,023

The computations of the net income tax expense for the years ended December 31, 2013, 2014  and 2015  are as follows:

	2013	2014	2015
Estimated taxable income of the Company	4,241	3,687	552
Corporate income tax:
The Company	848	738	110
Subsidiaries	6,054	6,710	8,144
Final tax expense:
The Company	61	84	91
Subsidiaries	32	84	20
Total income tax expense - current	6,995	7,616	8,365

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

f.    Reconciliation of income tax expense (continued)

	2013	2014	2015
Income tax (benefit) expense - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Depreciation and gain on sale of property and equipment	(38)	(85)	139
Trade receivables write-off (provision for impairment of receivables)	(170)	(24)	41
Amortization of intangible assets, land rights and others	(3)	3	9
Amortization of (addition to) deferred installation fee	(16)	(2)	7
Realization of accrual of early retirement benefits	140	-	-
Realization of accrual (accrual) of expenses and inventory write-off (provision for inventory obsolescence)	(5)	(49)	(135)
Finance leases	(73)	(13)	(47)
Net periodic post-employment benefits costs and provision for employee benefits	(18)	(3)	(28)
Valuation of long-term investment	70	(1)	(24)
Net	(113)	(174)	(38)
Telkomsel
Charges from leasing transactions	98	133	131
Depreciation of property and equipment	(95)	(224)	(350)
Provision for employee benefits	(44)	(27)	(18)
Trade receivables write-off (provision for impairment of receivables)	(4)	(8)	(9)
Amortization of license	19	(1)	(9)
Accounts receivable - Government	6	-	0
Net	(20)	(127)	(255)
Subsidiaries - others - net	38	26	(49)
Net income tax benefit - deferred	(95)	(275)	(342)
Income tax expense - net	6,900	7,341	8,023

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

f.    Reconciliation of income tax expense (continued)

Tax Law No. 36/2008 with implementing rules under Government Regulation No. 77/2013 stipulates a reduction of 5% from the maximum rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting periods ended December 31, 2013, 2014 and 2015, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2013, 2014  and 2015. The subsidiaries applied the tax rate of 25% for the years ended December 31, 2013, 2014  and 2015.

      g.    Tax assessments

(i)     The Company

In November 2013, the Company received tax underpayment assessment letters  (“SKPKBs”) No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period  January - September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its  objection to the Tax Authorities. The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letters  Nos. 2498 to 2504 and 2541 to 2543/WPJ.19/2014 dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statements of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. The Company has filed an appeal to the rejection of  the objection on underpayment of VAT on Interconnections No. Tel. 59/KU000/COP-10000000/2015 to No. Tel. 68/KU000/COP-10000000/2015 dated March 12, 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the preceedings are still ongoing at the tax court.

In November 2014, the Company received SKPKBs as a result of the tax audit for fiscal year 2011 from the Tax Authorities. Based on the letters, the Company received VAT underpayment assessment for the tax period January until  December 2011 amounting  to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment assessment amounting  to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the underpaid  VAT, amounting to Rp4.7 billion (including penalty of Rp2 billion) was  charged to the 2014 consolidated statements of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. The Company filed an objection on VAT interconnection assessment in 2011 on January 7, 2015 No. Tel. 03/KU000/COP-10000000/2015 to No. Tel. 14/KU000/COP-10000000/2015 to the Tax Authorities. The Tax Authorities rejected the Company’s objection through its decrees  Nos. 1907 to 1914 dated October 20, 2015 for the tax period January to August 2011, Nos. 2026 to 2028 dated November 2, 2015 for the tax period October to December 2011 and No. 2642/WPJ.19/2015 dated December 29, 2015 for the tax period September 2011. The Company has filed an appeal to the rejection of the objection on January 20, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

In May and June 2012, Telkomsel received the refund of penalty on 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On March 12, 2012, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid the corporate income tax and underpaid the value added tax amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the value added tax (including penalty of Rp6.3 billion). The accepted portion was charged to the 2012 consolidated statements  of profit or  loss and other comprehensive income. On April 5, 2012, Telkomsel received a refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of underpayment of value added tax. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the underpayment of value added tax of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax Court accepted Telkomsel’s appeal on the 2010 value added tax totaling Rp290.6 billion. On May 13, 2015, Telkomsel received a refund for value added tax amounting to Rp290.6  billion. In May 2015, Telkomsel requested the Tax Authorities to cancel the STP. As of the date of approval and authorization for the issuance of these consolidated financial statements, the request is still in process and the amount is recorded as part of claim for tax refund.

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 value added tax and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel (continued)

On November 7, 2014, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2011 by the Tax Authorities. According to the letters, Telkomsel is liable for the underpayment of corporate income tax, value added tax and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. Telkomsel accepted the assessment of Rp7.8 billion of the underpayment of corporate income tax, Rp1 billion of the underpayment of the value added tax and Rp2.2 billion of the underpayment of the withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. In December 2014, Telkomsel paid the underpayments and recorded these as claim for tax refund. In December 2014, Telkomsel filed an objection to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion) and value added tax of Rp1.9 billion (including penalty of Rp670 million), respectively. On November 17, 2015, through its Decision Letters, the Tax Authorities rejected Telkomsel’s objection to the corporate income tax assessment. Subsequently, in December 2015, Telkomsel received Decision Letters from the Tax Authorities which accepted part of Telkomsel’s objection to the VAT assessment by reducing Telkomsel’s underpayment amounting  to Rp380 million (including penalty of Rp165 million).

Telkomsel plans  to file an appeal to the Tax Court. As of the date of approval and authorization for the issuance of consolidated financial statements, the filing of the appeal is still in process.

In August 2015, Telkomsel received a letter from the Tax Authorities which notified that the Tax Authorities have confirmed that towers should be classified as building and depreciated for 20 years. This letter is based on specific tax ruling on fiscal depreciation of tower issued in July 2015. Subsequently, part of claim for tax refund has been reclassified for principal portion to deferred tax liabilities and penalty charged to profit or loss amounting to Rp125 billion and Rp60 billion, respectively, and Rp66 billion remains as claim for tax refund.

In accordance with the tax regulation, in September 2015, Telkomsel revised the fiscal depreciation calculation of towers and filed the revised Corporate Income Tax Returns for fiscal years 2012, 2013, and 2014. As a result of the revised tax returns, Telkomsel reclassified the deferred tax liabilities to current tax payable and paid the underpayment of Corporate Income Tax amounting to Rp174 billion. Subsequently, on September 11, 2015, the Tax Authorities issued Tax Collection Letters (“STPs”) amounting to Rp67 billion for Corporate Income Tax late payment penalty for 2012 to 2014. On September 21, 2015, Telkomsel filed a request for cancellation of such STPs to the Tax Authorities. On November 26, 2015, the Tax Authorities accepted Telkomsel’s  request and cancelled the STPs.

On July 3, 2015, in response to Telkomsel’s letter for claiming interest income related to VAT and Withholding Tax for fiscal year 2006, the Tax Authorities informed that Telkomsel's claim will not be processed since the Tax Authorities filed a request for judicial review to the Supreme Court. As of the date of approval and authorization for the issuance of these consolidated financial statements, Telkomsel has not received a formal letter from Tax Court regarding the judicial review and the claim for interest income payment is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

h.   Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No.191/PMK.010.2015 juncto  PMK No. 233/PMK.03/2015. In accordance with the PMK, the Company is allowed to revalue  its fixed assets for tax purposes and will obtain lower final income tax when the application of the revaluation is submitted to Directorate General of Taxation (“DGT”) during the period between the effective date of PMK (October 20, 2015) and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued  amount of fixed assets over its original net book value depending on the timing of submission of the application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting  to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a public independent appraiser (“KJPP”) or valuation specialist, which is registered with the Government, before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation and, as of the date of approval and authorization for the issuance of these  consolidated financial statements, the revaluation is still in process. The Company recorded and presented the final income tax paid as Prepaid Other Taxes.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

       i.       Deferred tax assets and liabilities

The details of deferred tax assets and liabilities are as follows:

	January 1, 2014	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	December 31, 2014
The Company
Deferred tax assets:
Provision for impairment of receivables	446	24	-	470
Net periodic pension and other post-employment benefit costs	341	74	(85)	330
Accrued expenses and provision for inventory obsolescence	27	49	-	76
Provision for employee benefits	143	(71)	-	72
Deferred installation fee	70	2	-	72
Finance leases	9	13	-	22
Total deferred tax assets	1,036	91	(85)	1,042
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(1,543)	85	-	(1,458)
Valuation of long-term investment	(70)	1	-	(69)
Land rights, intangible assets and others	(11)	(3)	-	(14)
Total deferred tax liabilities	(1,624)	83	-	(1,541)
Net deferred tax liabilities	(588)	174	(85)	(499)
Telkomsel
Deferred tax assets:
Provision for employee benefits	207	27	40	274
Provision for impairment of receivables	121	8	-	129
Total deferred tax assets	328	35	40	403
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(2,268)	224	-	(2,044)
Finance leases	(121)	(133)	-	(254)
License amortization	(62)	1	-	(61)
Total deferred tax liabilities	(2,451)	92	-	(2,359)
Net deferred tax liabilities of Telkomsel	(2,123)	127	40	(1,956)
Net deferred tax liabilities of the other subsidiaries	(197)	(51)	-	(248)
Total deferred tax liabilities	(2,908)	250	(45)	(2,703)
Total deferred tax assets of other subsidiaries	67	25	3	95

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

i.     Deferred tax assets and liabilities (continued)

	January 1, 2015	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	Reclassification	December 31, 2015
The Company
Deferred tax assets:
Provision for impairment of receivables	470	(41)	-	-	429
Net periodic pension and other post-employment benefit costs	330	3	2	-	335
Accrued expenses and provision for inventory obsolescence	76	135	-	-	211
Provision for employee benefits	72	25	-	-	97
Finance leases	22	47	-	-	69
Deferred installation fee	72	(7)	-	-	65
Total deferred tax assets	1,042	162	2	-	1,206
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(1,458)	(139)	-	-	(1,597)
Valuation of long-term investment	(69)	24	-	-	(45)
Land rights, intangible assets and others	(14)	(9)	-	-	(23)
Total deferred tax liabilities	(1,541)	(124)	-	-	(1,665)
Net deferred tax liabilities	(499)	38	2	-	(459)
Telkomsel
Deferred tax assets:
Provision for employee benefits	274	18	57	-	349
Provision for impairment of receivables	129	9	-	-	138
Total deferred tax assets	403	27	57	-	487
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(2,044)	350	-	299	(1,395)
Finance leases	(254)	(131)	-	-	(385)
License amortization	(61)	9	-	-	(52)
Total deferred tax liabilities	(2,359)	228	-	299	(1,832)
Net deferred tax liabilities of Telkomsel	(1,956)	255	57	299	(1,345)
Net deferred tax liabilities of the other subsidiaries	(248)	(59)	1	-	(306)
Total deferred tax liabilities	(2,703)	234	60	299	(2,110)
Total deferred tax assets of other subsidiaries	95	107	(1)	-	201

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

31. TAXATION (continued)

i.     Deferred tax assets and liabilities (continued)

As of December 31, 2014  and 2015, the aggregate amounts of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized were Rp27,029 billion and Rp28,203 billion, respectively.

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

j.     Administration

From 2008 to 2015, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2015, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

The Company received a letter from the Large Tax Office Four No. Pemb-00 427 / WPJ.19 / KP.0405 / RIK.SIS / 2015 dated June 29, 2015 regarding the notice of field examination for the tax period January to December 2014. The Company received a certificate of tax audit exemption from the DGT for fiscal years 2010 and 2012 which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed. As of the date of approval and authorization for the issuance of these consolidated financial statements, there is no tax audit performed for fiscal years 2010, 2012, and 2013.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS

       The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2014	2015
Prepaid pension benefit cost
The Company - funded	32a.i.a	1,170	1,329
MDM		-	2
Infomedia		0	0
Total		1,170	1,331
Pension benefit and other post-employment benefit obligations
Pension
The Company - unfunded	32a.i.b	2,326	2,500
Telkomsel	32a.ii	644	803
Total pension		2,970	3,303
Post-employment health care benefit	32b	441	118
Other post-employment benefit	32c	488	497
Obligation under the Labor Law	32d	216	253
Total		4,115	4,171

       The breakdown of the net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2013	2014	2015
Pension
The Company - funded	32a.i.a	562	254	12
The Company - unfunded	32a.i.b	247	274	251
Telkomsel	32a.ii	178	115	179
MDM		-	-	1
Infomedia		1	0	0
Total pension	27	988	643	443
Post-employment health care benefit	27,32b	382	248	216
Other post-employment benefit	27,32c	41	48	47
Obligation under the Labor Law	27,32d	15	56	53
Total		1,426	995	759

The amounts recognized in OCI  are as follows:

	Notes	2013	2014	2015
Defined benefit plan actuarial (gain) losses
Pension
The Company - funded	32a.i.a	(2,377)	(483)	(186)
The Company - unfunded	32a.i.b	(341)	31	187
Telkomsel	32a.ii	(524)	167	172
Infomedia		0	0	(1)
MDM		-	0	0
Post-employment health care benefit	32b	(2,336)	(576)	(540)
Other post-employment benefit	32c	(72)	24	11
Obligation under the Labor Law	32d	(50)	10	48
Sub-total		(5,700)	(827)	(309)
Deferred tax effect at the applicable tax rates	31h	701	42	(59)
Defined benefit plan actuarial gain, net of tax		(4,999)	(785)	(368)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

a.   Pension benefit cost

            i. The Company

a.     Funded pension plan

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2013, 2014  and 2015  amounted to Rp182  billion,  Rpnil and Rpnil, respectively.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2014  and 2015, on the defined benefit pension plan:

	2014	2015
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	14,883	17,402
Charged to profit or loss:
Service costs	188	218
Past service cost	204	(55)
Interest costs	1,348	1,445
Pension plan participants’ contributions	45	45
Actuarial (gain) losses recognized in OCI	1,471	(1,666)
Expected pension benefits paid	(737)	(808)
Settlement	-	(76)
Projected pension benefit obligations at end of year	17,402	16,505
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	16,803	18,929
Interest income	1,534	1,576
Return on plan assets (excluding amount included in net interest expense)	1,340	(1,837)
Pension plan participants’ contributions	45	45
Expected pension benefits paid	(737)	(808)
Administrative expenses paid	(56)	(71)
Fair value of pension plan assets at end of year	18,929	17,834
Funded status	1,527	1,329
Unrecoverable surplus (effect of asset ceiling)	(357)	-
Prepaid pension benefit cost	1,170	1,329

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

a.  Pension benefit cost (continued)

            i. The Company (continued)

a.     Funded pension plan (continued)

                     As of December 31, 2014 and 2015, plan assets consisted of:

	2014		2015
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	2,476	-	1,335	-
Equity instruments
Finance	1,137	-	1,153	-
Consumer goods	796	-	953	-
Infrastructure, utilities and transportation	724	-	637	-
Construction, property and real estate	508	-	573	-
Basic industry and chemical	409	-	163	-
Trading, service and investment	269	-	183	-
Mining	142	-	45	-
Agriculture	62	-	29	-
Miscellaneous industries	325	-	240	-
Equity-based mutual fund	1,172	-	1,120	-
Fixed income instruments
Corporate bonds	-	3,351	-	3,587
Government bonds	6,526	451	7,257	-
Non-public equity - direct placement	-	153	-	163
Property	-	153	-	156
Others	-	275	-	240
Total	14,546	4,383	13,688	4,146

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp348  billion and Rp445  billion, representing 1.84% and 2.49% of total plan assets as of December  31, 2014  and 2015, respectively, and bonds issued by the Company with fair value totalling Rp151  billion and Rp464  billion representing 0.80% and 2.60% of total assets as of December 31, 2014  and 2015, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,817  billion and (Rp332 billion) for the years  ended December 31, 2014 and 2015, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company does not expect to contribute to the defined benefit pension plan in 2016.

Based on the Company policy issued on July 1, 2014 regarding Pension Regulation by “Dana Pensiun  Telkom”, there is an increase in monthly benefits given to the pensioners, widow/widower or  the children of participants who stopped working before the end of June, 2002.

During 2015, the Company made settlements to pensioners, widow/widower or the children of participant who has monthly pension benefits under Rp1,500,000 and choose to withdraw their pension benefits in lump sum.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

a.  Pension benefit cost (continued)

            i. The Company (continued)

a.     Funded pension plan (continued)

The movements of the prepaid pension benefit cost during the years ended December 31, 2014  and 2015  are as follows:

	2014	2015
Prepaid (provision for) pension benefit cost at beginning of year	949	1,170
Net periodic pension benefit cost	(262)	(27)
Actuarial gain (losses) recognized via the OCI	(1,471)	1,666
Asset ceiling recognized via the OCI	614	357
Return on plan assets (excluding amount included in net interest expense)	1,340	(1,837)
Prepaid pension benefit cost at end of year	1,170	1,329

         The components of net periodic pension benefit cost are as follows:

	2013		2014	2015
Service costs	450		188	218
Past service cost	-	-	204	(55)
Plan administration cost	75		56	71
Net interest cost	58		(186)	(131)
Settlement	-	-	-	(76)
Net periodic pension benefit cost	583		262	27
Amount charged to subsidiaries under contractual agreements	(21)		(8)	(15)
Net periodic pension benefit cost	562		254	12

         Amounts recognized in OCI  are as follows:

	2013	2014	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(20)	566	(991)
Demographic assumptions	-	-	137
Financial assumptions	(5,367)	905	(812)
Asset ceiling limitation	971	(614)	(357)
Return on plan assets (excluding amount included in net interest expense)	2,039	(1,340)	1,837
Net	(2,377)	(483)	(186)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

a.  Pension benefit cost (continued)

i. The Company (continued)

a.     Funded pension plan (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2013, 2014  and 2015, with reports dated February 28, 2014, March 13, 2015 and February  25, 2016, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2013, 2014 and 2015  are as follows:

	2013	2014	2015
Discount rate	9.00%	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

b.    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp6 billion and Rp7 billion for the years ended December 31, 2014  and 2015, respectively.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

a. Pension benefit cost (continued)

i. The Company (continued)

b.    Unfunded pension plan (continued)

The following table presents the changes of the unfunded projected pension benefit obligations of MPS and MPP for the years ended December 31, 2014  and 2015:

	2014	2015
Changes in projected pension benefit obligations
Unfunded projected pension benefit obligations at beginning of year	2,201	2,326
Charged to profit or loss:
Service costs	80	60
Interest costs	194	191
Actuarial losses recognized in OCI	31	187
Benefits paid by employer	(180)	(264)
Unfunded projected pension benefit obligations at end of year	2,326	2,500

         The components of total periodic pension benefit cost are as follows:

	2013	2014	2015
Service costs	97	80	60
Net interest cost	150	194	191
Total periodic pension benefit cost	247	274	251

Amounts recognized in OCI are as follows:

	2013	2014	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	3	(12)	(30)
Demographic assumptions	-	-	50
Financial assumptions	(344)	43	167
Net	(341)	31	187

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2013, 2014 and 2015, with reports dated February 28, 2014, March 13, 2015, and February 25, 2016, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Tower Watson (“WTW”) (formerly Tower Watson).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

a.  Pension benefit cost (continued)

i. The Company (continued)

b.    Unfunded pension plan (continued)

The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
Discount rate	9.00%	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%	varies
Indonesian mortality table	2011	2011	2011

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

Telkomsel's contributions to Jiwasraya amounted to Rp98 billion and Rp192 billion for the years ended December 31, 2014  and 2015, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2014  and 2015, on Telkomsel’s defined benefit pension plan:

	2014	2015
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	899	1,281
Charged to profit or loss:
Service costs	74	101
Net interest cost	81	106
Actuarial (gain) losses recognized in OCI	234	(64)
Expected benefits paid	(7)	(9)
Projected pension benefit obligation at end of year	1,281	1,415
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	439	637
Interest income in profit or loss	40	28
Return on plan assets (excluding amount included in net interest expense)	67	(236)
Employer’s contributions	98	192
Expected benefits paid	(7)	(9)
Fair value of plan assets at end of year	637	612
Funded status	(644)	(803)
Provision for pension benefit cost	(644)	(803)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

       a.  Pension benefit cost (continued)

      ii.     Telkomsel (continued)

Movements of the provision for pension benefit cost during the years ended December 31, 2014 and 2015:

	2014	2015
Provision for pension benefit cost at beginning of year	(460)	(644)
Periodic pension benefit cost	(115)	(179)
Actuarial gain (losses) recognized via the OCI	(234)	64
Return on plan assets (excluding amount included in net interest expense)	67	(236)
Employer contributions	98	192
Provision for pension benefit cost at end of year	(644)	(803)

The components of the periodic pension benefit cost are as follows:

	2013	2014	2015
Service costs	130	74	101
Net interest cost	48	41	78
Total	178	115	179

Amounts  recognized in OCI  are as follows:

	2013	2014	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	43	55	(20)
Financial assumptions	(832)	179	(44)
Return on plan assets (excluding amount included in net interest expense)	265	(67)	236
Net	(524)	167	172

The periodic pension cost for the pension plan was calculated, based on the measurement date as of December 31, 2013, 2014  and 2015, with reports dated February 20, 2014, February 5, 2015 and February 12, 2016, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2013, 2014 and 2015, are as follows:

	2013	2014	2015
Discount rate	9.00%	8.25%	9.25%
Rate of compensation increases	6.50%	6.50%	8.00%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

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

The defined contribution post-employment health care benefit plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution to the plan amounted to Rp226 billion and Rpnil for the years ended December 31, 2014  and 2015, respectively.

The following table presents the changes in projected post-employment health care benefit provision, change in post-employment health care benefits plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2014  and 2015:

	2014	2015
Changes in projected post-employment health care benefit provision
Projected post-employment health care benefit obligation at beginning of year	10,653	11,505
Charged to profit or loss:
Service costs	45	49
Interest costs	942	961
Actuarial (gain) losses	238	(1,187)
Expected post-employment health care benefits paid	(373)	(386)
Projected post-employment health care benefit provision at end of year	11,505	10,942
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	9,660	11,064
Interest income	863	924
Return on plan assets (excluding amount included in net interest expense)	814	(647)
Employer’s contributions	226	-
Expected post-employment health care benefits paid	(373)	(386)
Administrative expenses paid	(126)	(131)
Fair value of plan assets at end of year	11,064	10,824
Funded status	(441)	(118)
Provision for post-employment health care benefit	(441)	(118)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

       b.   Post-employment  health care benefit provisions  (continued)

As of December 31, 2014 and 2015, plan assets consisted of:

	2014		2015
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	794	-	811	-
Equity instruments:
Manufacturing and consumer	516	-	571	-
Finance industry	369	-	566	-
Construction	271	-	301	-
Infrastructure and telecommunication	202	-	211	-
Wholesale	145	-	70	-
Mining	69	-	12	-
Services	65	-	33	-
Agriculture	23	-	23	-
Biotech and Pharma Industry	9	-	6	-
Others	38	-	3	-
Equity-based mutual funds	1,767	-	1,129	-
Fixed income mutual funds	6,589	-	6,837	-
Unlisted shares:
Private placement	-	177	-	213
Others	-	30	-	38
Total	10,857	207	10,573	251

      Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp140  billion and Rp174  billion representing 1.27%  and 1.61% of total assets as of December 31, 2014  and 2015,  respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,550 billion and Rp147 billion for the years ended December 31, 2014  and 2015, respectively. The Company does not expect to contribute to its post-employment health care plan during 2016.

The movements of the provision for projected post-employment health care benefit for the years ended December 31, 2014  and 2015  are as follows:

	2014	2015
Changes in projected post-employment health care benefit provision
Defined benefit liability at beginning of year	993	441
Net periodic pension cost	250	217
Employer contributions	(226)	-
Actuarial (gain) losses recognized via the OCI	238	(1,187)
Return on plan assets (excluding amount included in net interest expense)	(814)	647
Provision for post-employment health care benefit	441	118

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

b.  Post-employment  health care benefit provisions (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2013, 2014  and 2015  are as follows:

	2013	2014	2015
Service costs	70	45	49
Plan administration cost	119	126	131
Net interest cost	193	79	37
Net periodic post-employment health care benefit cost	382	250	217
Amounts charged to subsidiaries under contractual agreements	(2)	(2)	(1)
Net periodic post-employment health care benefit cost	380	248	216

Amounts recognized in OCI  are as follows:

	2013	2014	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(56)	97	(53)
Demographic assumptions	-	-	92
Financial assumptions	(3,043)	141	(1,226)
Return on plan assets (excluding amount included in net interest expense)	763	(814)	647
Net	(2,336)	(576)	(540)

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2013, 2014 and 2015, with reports dated February 28, 2014, March 13, 2015 and February  25, 2016, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
Discount rate	9.00%	8.50%	9.25%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2014	2015	2016
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

c.  Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

The changes in the projected other post-employment benefit obligations for the years ended December 31, 2014  and 2015  are as follows:

	2014	2015
Changes in projected other post-employment benefits provision
Unfunded projected benefit obligations at beginning of year	450	488
Charged to profit or loss:
Service costs	9	8
Net interest cost	39	39
Actuarial losses recognized in OCI	24	11
Benefits paid by employer	(34)	(49)
Provision for other post-employment benefits	488	497

The components of the projected  other post-employment benefit cost for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
Service costs	11	9	8
Net interest cost	30	39	39
Total	41	48	47

Amounts recognized in OCI are as follows:

	2013	2014	2015
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(7)	12	20
Demographic assumptions	-	-	(0)
Financial assumptions	(65)	12	(9)
Net	(72)	24	11

The actuarial valuation for the other post-employment benefits was calculated based on measurement date as of December 31, 2013, 2014 and 2015, with reports dated February 28, 2014, March 13, 2015 and February  25, 2016 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2013, 2015 and 2014, are as follows:

	2013	2014	2015
Discount rate	9.00%	8.50%	9.00%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

32.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS  (continued)

d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized as of December 31, 2014 and 2015 amounted to Rp216  billion and Rp253  billion, respectively. The related employee benefits cost charged to expense amounted to Rp15 billion, Rp56 billion and Rp53  billion for the years ended December 31, 2013, 2014  and 2015, respectively. The actuarial (gain) losses recognized in OCI amounted to (Rp50 billion), Rp10  billion and Rp48  billion for the years ended December 31, 2013, 2014  and 2015, respectively.

Maturity Profile of Defined Benefit Obligation (“DBO”)

Weighted average duration of DBO for the Company and Telkomsel are 10.43 years and 11.86 years, respectively. The timing of benefits payments for 2015  is as follows:

	Expected Benefits Payment
	The Company
Time Period	Funded	Unfunded	Telkomsel	Post-employment health care	Other post-employment benefits
Within next 10 years	14,641	3,164	1,166	5,249	613
Within 10-20 years	19,912	235	5,183	6,738	148
Within 20-30 years	17,377	15	5,275	6,609	47
Within 30-40 years	11,453	1	730	4,939	4
Within 40-50 years	26,115	-	-	2,228	-
Within 50-60 years	301	-	-	211	-
Within 60-70 years	13	-	-	1	-
Within 70-80 years	0	-	-	0	-

Sensitivity Analysis

1% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded	(1,315)	1,542	375	(356)
Unfunded	(73)	78	72	(72)
Telkomsel	(76)	82	82	(77)
Post-employment health care	(1,240)	1,507	1,643	(1,364)
Other post-employment benefits	(16)	18	-	-

The sensitivity analysis have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

33.  LONG SERVICE AWARDS PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to its  employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted  to Rp410 billion and Rp501 billion  as of December 31, 2014 and 2015, respectively.  The related benefit costs charged to expense amounted to Rp19 billion, Rp115  billion and Rp152 billion for the years  ended December 31, 2013, 2014 and 2015, respectively (Note 27).

34.  RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
The Government-Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs and investment in financial instruments
Government agencies	Entity under common control	Network revenues and operating expenses
MoCI	Entity under common control	Concession fees, radio frequency usage charges, USO charges, telecommunication service revenues and operating expenses
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, leased line revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses and usage of data communication network system expenses

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenues, network revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Pegadaian	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Garuda Indonesia	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues and interconnection revenues
Badan Penyelenggara Jaminan Sosial (“BPJS”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues and insurance for employee

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Satellite insurance expenses and vehicle insurance expenses
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction services
PT Waskita Karya Tbk (“Waskita”)	Entity under common control	Purchase of materials and construction services
INTI	Entity under common control	Purchase of property and equipment
LEN	Entity under common control	Purchase of property and equipment
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
CSM	Associated company	Satellite transponder usage revenues, leased lines revenues, and transmission lease expenses
Indonusa*)	Associated company	Network revenues and data communication expenses
PSN**)	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expenses
PT Poin Multi Media Nusantara (“POIN”)***	Associated company	Purchases of handsets
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant influence

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of vehicles, purchases of materials and construction services, utilities of maintenance and cleaning services and RSA revenues

Yakes	Entity under significant influence	Medical expenses
PT Sandhy Putra Makmur(“SPM”)	Entity under significant influence	Leases of buildings, leases of vehicles, purchase of materials and construction services, utilities of maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under significant influence

Internet and data service revenues, other telecommunication service revenues, leases of vehicles, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Interconnection revenues, installation expenses, maintenance expenses and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Entity under significant influence	Purchase of property and equipment

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Nature of relationships
Related parties	with related parties	Nature of accounts/transactions
Directors and commissioners	Key management personnel	Honorarium and facilities

*) On October 8, 2013, the Company sold its 80% ownership in Indonusa.

**) On June 26, 2014, PSN is no longer an associated company due to the dilution in percentage of ownership.

                ***) On September 18, 2014, PINS acquired 25% ownership in Tiphone (Note 10). POIN is subsidiary of Tiphone.

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. In 2015, the Group recorded impairment of receivables from related parties of Rp280 billion. This assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b.  Transactions with related parties

   The following are significant transactions with related parties:

	2013		2014		2015
	Amount	% of total revenues	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder
The Government - Ministry of Finance	178	0.21	168	0.19	206	0.20
Entities under common control
Government agencies	1,603	1.93	1,328	1.48	1,650	1.61
Indosat	1,116	1.35	1,015	1.13	1,020	1.00
BRI	231	0.28	277	0.31	188	0.18
Bank Mandiri	204	0.25	133	0.15	151	0.15
BNI	123	0.15	137	0.15	126	0.12
Pertamina	142	0.17	69	0.08	99	0.10
MoCI	641	0.77	253	0.28	98	0.10
KAI	87	0.10	100	0.11	90	0.09
PT Pegadaian	178	0.22	306	0.34	89	0.09
Lintasarta	87	0.10	81	0.09	82	0.08
PT Garuda Indonesia	70	0.08	52	0.06	77	0.08
ICON Plus	65	0.08	24	0.03	63	0.06
BTN	86	0.10	30	0.03	41	0.04
BPJS	27	0.03	28	0.03	35	0.03
Sub-total	4,660	5.61	3,833	4.27	3,809	3.73
Entities under significant influence
Kisel	2,756	3.32	3,076	3.43	3,869	3.78
Gratika	375	0.45	389	0.43	416	0.41
Sub-total	3,131	3.77	3,465	3.86	4,285	4.19
Associated companies
Indonusa*)	103	0.12	74	0.08	60	0.06
CSM	45	0.05	37	0.04	34	0.03
PSN**)	31	0.04	-	-	-	-
Sub-total	179	0.21	111	0.12	94	0.09
Others	328	0.40	319	0.35	248	0.24
Total	8,476	10.20	7,896	8.79	8,642	8.45

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2013		2014		2015
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
MoCI	4,606	8.07	5,031	8.22	5,862	8.42
Indosat	1,008	1.77	937	1.53	977	1.40
PLN	651	1.14	721	1.18	738	1.06
Jasindo	333	0.58	291	0.48	256	0.37
BPJS	39	0.07	46	0.08	33	0.05
Sub-total	6,637	11.63	7,026	11.49	7,866	11.30
Associated companies
POIN***)	-	-	320	0.52	1,485	2.13
PSN**)	187	0.33	-	-	-	-
Sub-total	187	0.33	320	0.52	1,485	2.13
Entities under significant influence
Kisel	743	1.30	922	1.50	748	1.07
Kopegtel	692	1.21	550	0.90	460	0.66
Yakes	159	0.28	157	0.26	174	0.25
Sub-total	1,594	2.79	1,629	2.66	1,382	1.98
Others	325	0.57	140	0.23	72	0.10
Total	8,743	15.32	9,115	14.90	10,805	15.51

	2013		2014		2015
	Amount	% of total finance income	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
The Government - Ministry of Finance	13	1.56	13	1.05	9	0.64
Entities under common control
State-owned banks	530	63.40	750	60.58	830	58.99
Others	7	0.84	3	0.24	17	1.21
Total	550	65.80	766	61.87	856	60.84

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2013		2014		2015
	Amount	% of total finance costs	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
The Government - Ministry of Finance	84	5.59	85	4.69	76	3.06
Entities under common control
State-owned banks	518	34.44	830	45.80	1,061	42.77
Others	4	0.27	-	-	-	-
Total	606	40.30	915	50.49	1,137	45.83

	2014		2015
	Amount	% of total property and equipment purchased	Amount	% of total property and equipment purchased
PURCHASE OF PROPERTY AND EQUIPMENT (Note 11)
Entities under common control
INTI	429	1.74	394	1.49
LEN	40	0.16	72	0.27
Sub-total	469	1.90	466	1.76
Entities under significant influence
Kopegtel	109	0.44	131	0.50
Bangtelindo	-	-	86	0.33
Kisel	-	-	73	0.28
SPM	29	0.12	62	0.23
Gratika	33	0.13	45	0.17
Sub-total	171	0.69	397	1.51
Others	-	-	12	0.05
Total	640	2.59	875	3.32

Presented below are balances of accounts with related parties:

		2014		2015
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 5)	10,539	7.44	17,106	10.31
b.	Other current financial assets (Note 6)	2,713	1.92	2,519	1.52

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

		2014		2015
		Amount	% of total assets	Amount	% of total assets
c.	Trade receivables (Note 7)	1,731	1.22	1,597	0.96
d.	Advances and prepaid expenses (Note 9)
	Entity under common control
	MoCI	2,699	1.90	2,935	1.77
	Others	24	0.02	15	0.01
	Total	2,723	1.92	2,950	1.78
e.	Advances and other non-current assets (Note 12)
	Entities under common control
	MoCI	493	0.35	404	0.24
	BNI	12	0.01	0	0.00
	Sub-total	505	0.36	404	0.24
	Others	5	0.00	6	0.00
	Total	510	0.36	410	0.24

		2014		2015
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 14)
	Entities under common control
	MoCI	1,160	2.08	1,329	1.83
	INTI	323	0.58	443	0.61
	Indosat	146	0.26	295	0.41
	Adhi Karya	61	0.11	96	0.13
	LEN	36	0.07	91	0.13
	Waskita	-	-	19	0.03
	Sub-total	1,726	3.10	2,273	3.14
	Entities under significant influence
	Kopegtel	55	0.10	102	0.14
	Yakes	46	0.08	38	0.05
	SPM	11	0.02	23	0.03
	Bangtelindo	7	0.01	19	0.03
	Kisel	-	-	16	0.02
	Sub-total	119	0.21	198	0.27
	Others	213	0.38	933	1.28
	Total	2,058	3.69	3,404	4.69

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

      b.   Transactions with related parties (continued)

		2014		2015
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 15)
	Majority stockholder
	The Government - Ministry of Finance	16	0.03	16	0.02
	Entities under common control
	PLN	83	0.15	112	0.16
	State-owned banks	84	0.15	68	0.09
	Sub-total	167	0.30	180	0.25
	Entity under significant influence
	Kisel	191	0.34	188	0.26
	Others	2	0.00	2	0.00
	Total	376	0.67	386	0.53
h.	Advances from customers and suppliers
	Majority stockholder
	The Government - Ministry of Finance	19	0.03	19	0.03
i.	Short-term bank loans (Note 17a)
	Entities under common control
	BRI	57	0.10	57	0.08
	BNI	-	-	25	0.03
	BSM	15	0.03	15	0.02
	Total	72	0.13	97	0.13
j.	Two-step loans (Note 18a)
	Majority stockholder
	The Government - Ministry of Finance	1,615	2.90	1,520	2.09
k.	Long-term bank loans-net (Note 18c)
	Entities under common control
	BNI	2,975	5.34	5,592	7.69
	BRI	4,357	7.82	2,633	3.62
	Bank Mandiri	2,181	3.92	2,564	3.52
	Total	9,513	17.08	10,789	14.83

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

34.  RELATED PARTY TRANSACTIONS (continued)

c. Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 18a).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

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

iii. Others

     The Company has entered into agreements with CSM and Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

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

On June 27, 2014, the Company signed a conditional business transfer payment with Telkomsel to transfer business and customers of Flexi to Telkomsel (Note 36c.ii).

d.    Key management personnel remuneration

Key management personnel consists of the Boards of Commissioners and Directors of the Company.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Boards of Commissioners and Directors. The total of such remuneration is as follows:

	2013		2014		2015
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	115	0.20%	262	0.43%	168	0.24%
Board of Commissioners	49	0.09%	75	0.12%	64	0.09%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods related to key management personnel.

35. SEGMENT INFORMATION

The Group has four main operating segments, namely corporate, home, personal and others. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provide building management services.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

35. SEGMENT INFORMATION (continued)

      Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured on the basis of Indonesian Financial Accounting Standards which differ from IFRS primarily in the accounting for land rights.

      However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

35. SEGMENT INFORMATION (continued)

	2015
	Corporate	Home	Personal	Others	Total before elimination	Elimination		Total consolidated		IFRS reconciliation	IFRS balance
Segment results
Revenues
External revenues	21,072	7,319	73,766	313	102,470	-	-	102,470		-	102,470
Inter-segment revenues	14,347	4,352	2,365	1,943	23,007	(23,007)		-		-	-	-
Total segment revenues	35,419	11,671	76,131	2,256	125,477	(23,007)		102,470		-	102,470
Expenses
External expenses	(20,239)	(6,705)	(41,130)	(1,978)	(70,052)	-	-	(70,052)		(49)	(70,101)
Inter-segment expenses	(8,066)	(4,706)	(10,173)	(62)	(23,007)	23,007		-	-	-	-	-
Total segment expenses	(28,305)	(11,411)	(51,303)	(2,040)	(93,059)	23,007		(70,052)		(49)	(70,101)
Segment results	7,114	260	24,828	216	32,418	-	-	32,418		(49)	32,369
Other information
Capital expenditures	(10,007)	(4,172)	(11,321)	(901)	(26,401)	-	-	(26,401)		-	(26,401)
Depreciation and amortization	(2,708)	(1,203)	(14,531)	(92)	(18,534)	-	-	(18,534)		(38)	(18,572)
Provision for impairment of receivables	(560)	(297)	(148)	(5)	(1,010)	-	-	(1,010)		-	(1,010)

Geographic information:

	2013	2014	2015
External revenues
Indonesia	81,095	87,896	100,456
Foreign countries	1,872	1,800	2,014
Total	82,967	89,696	102,470

The revenue information above is based on the location of the customers.

	2013	2014	2015
Non-current operating assets
Indonesia	87,193	95,920	105,116
Foreign countries	914	1,145	1,395
Total	88,107	97,065	106,511

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

36.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of December 31, 2015, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, switching equipment, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	10,648
U.S. dollar	320	4,410
Euro	0.21	3
Total		15,061

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
The Company and PT LEN Industri (Persero)	March 29, 2012	Procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement of Outside Plant Fiber To The Home (OSP FTTH)
The Company and ASN-PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and NEC Corp-PT NEC Indonesia Consortium	May 28, 2013	Procurement and installation of SMPCS Package-2
The Company and PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation agreement of WIFI CISCO
The Company and PT NEC Indonesia	November 29, 2013	Procurement and installation agreement of IP Radio Equipment for Backhaul Node-B Telkomsel Package-3 Platform NEC
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement of IP Radio Equipment for Backhaul Node-B Telkomsel Package-2 Platform Huawei

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Ericsson Indonesia - PT Infracell Nusatama	December 23, 2013	Procurement and installation agreement of IP Radio Equipment for Backhaul Node-B Telkomsel Package-1 Platform Ericsson
The Company and Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
The Company and PT Huawei Tech Investment	October 23, 2014	Procurement and installation agreement of Access Point Indonesia WIFI Platform Huawei
The Company, Telkom Malaysia Berhad, Telin, Alcatel-Lucent Submarine Networks and NEC Corporation	January 30, 2015	Procurement and installation agreement of Southeast Asia-Middle East-Western Europe 5 Cable System (SEA-ME-WE 5)
The Company and PT Huawei Tech Investment	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform Huawei
The Company and PT ZTE Indonesia	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform ZTE
The Company and PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement for DWDM Platform Alcatel - Lucent (ALU)
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement for Metro Ethernet Platform ALU
The Company and PT Sisindokom Lintasbuana	November 23, 2015	Procurement and installation agreement for PE-VPN CISCO
The Company and PT Huawei Tech Investment	December 1, 2015	Procurement and installation agreement for Metro Ethernet Platform Huawei
The Company and PT Mastersystem Infotama	December 3, 2015	Procurement and installation agreement for IP Backbone System expansion
The Company and PT ZTE Indonesia	December 21, 2015	Procurement and installation agreement for IPTV Platform ZTE capacity expansion
The Company and PT Sarana Global Indonesia	December 31, 2015	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-Tanjung Balai Karimun, Larantuka-Kabalahi-Atambua

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)    Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

36.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.   Borrowings and other credit facilities

(i)       As of December 31, 2015, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2016	Rp	-	79
			US$	0	1
BNI	250	March 31, 2016	Rp	-	58
			US$	0	1
Bank Mandiri	300	December 23, 2016	Rp	-	225
			US$	0	0
Total	900				364

(ii)     Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2016. Under these facilities, as of December 31, 2015, Telkomsel has issued a bank guarantee of Rp20  billion (equivalent to US$1.4  million) for a 3G performance bond (Note 36c.i). The bank guarantee is valid until March 24, 2016.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on March 25, 2016. Under this facility, as of December 31, 2015, Telkomsel has issued a bank guarantee of Rp317  billion (equivalent to US$22 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2016 and Rp20  billion (equivalent to US$1.4 million)  for a 3G performance guarantee.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2016.

Telkomsel has also a Rp100  billion bank guarantee facility with BNI. The facility will expire on December 11, 2016. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp53  billion (Note 26).

(iii)    TII has a US$15  million bank guarantee from Bank Mandiri. The facility expires on December 18, 2016.  The outstanding bank guarantee facility as of December 31, 2015 amounted  to US$11 million.

c. Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI, Telkomsel is required, among other things, to:

1.     Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license

2.     Provide roaming access for the existing other 3G operators

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

36.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others  (continued)

(i)     3G license (continued)

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI, Telkomsel is required, among other things, to (continued):

3.     Contribute to USO development

4.     Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 MHz, 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first, second, third and forth year annual frequency usage fees in 2010, 2011, 2012 and 2013, respectively.

In order to maximize its business opportunities from the group synergy, the Company restructured its fixed wireless business unit by terminating the respective fixed wireless telecommunication network services and transferring the fixed wireless business and subscribers to Telkomsel. On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 6, 11b, and 34). Telkomsel has paid through an escrow account amounting to Rp2,121 billion for this restructuring business and presented as Other Current Financial Assets (Note 6). As the date of approval and authorization for the issuance of the consolidated financial statements, the restructuring business is still in process.

The Company recorded a restructuring provision of Rp208  billion as of December 31, 2014. The provision relates to the benefits provided in “Upgrade Telkomflexi” program that was introduced to encourage Telkom Flexi subscribers to migrate to Telkomsel services. The program was announced to public on October 3, 2014. As the date of approval and authorization for the issuance of the consolidated financial statements, the migration of customers had been accomplished and all the services rendered has been ceased.

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel, Telkomsel can use the radio frequency spectrum from the time the decision letter was issued.

During the transition  period, the Company is still able to use the radio frequency spectrum of 880-887.5  MHz paired  with 925-932.5 MHz until December 14, 2015.

Based on Decision Letter No. 940 dated September 26, 2014, MoCI determined that the fifth year (Y5), 2014, annual frequency usage fee of Telkomsel was Rp2,198 billion. The fee includes annual frequency usage fee transferred from Company to Telkomsel and was  paid in December 2014.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(ii)   Radio Frequency Usage (continued)

Based on Decision letter No. 983 issued in 2015, the MoCI determined that the sixth year (Y6) 2015 annual frequency usage fee of Telkomsel was Rp 2,398 billion. The fee was paid in December 2015.

On July 6, 2015, Telkomsel received Decision Letter No. 644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No.42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

(iii)  Operating lease commitments

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2016  and 2025.  Periods may be extended based on the agreement by both parties.

Minimum lease payments charged to profit or loss in 2015 amounted to Rp3,847 billion. Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2015 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	42,464	4,948	19,230	18,286
As lessor	2,485	774	1,711	-

The future minimum lease payments/receivables include payments from non-lease elements in the arrangement.

In connection with the restructuring of its fixed wireless business unit (Note 36c.ii), the Company is undertaking  a negotiation to early terminate its operating lease agreements, and has recorded provisions for early termination amounting to Rp666 billion which is presented as “Other Expense”. The Company expects to complete the negotiation for early termination and make the related settlements in 2016. The future minimum lease payments above include those related to lease agreements with telecommunication tower providers which were used for the fixed wireless business unit.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

37.  CONTINGENCIES

In the ordinary course of business, the Group has  been named as defendant in various legal actions in relation with  land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has  recognized provision for losses amounting to Rp25  billion as of December 31, 2015.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of the case by operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015, the Central Jakarta District Court decided on the case in favor of the Company, Telkomsel and seven other local operators upon the case.

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices. On February 29, 2016, the SC decided on the case in favor of KPPU. As of the date of approval and authorization for the issuance of the consolidated financial statements, the Company is considering to request for a judicial review of the case by the SC.

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

On January 9, 2015, the Company received the SC Notice No. 226/Pdt.G/2012/PN.Mks. regarding the case which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

On December 16, 2015, through its letter No. 336 PK/Pdt/2015, the SC decided on the case in favor of the Company.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT

1.   Financial assets and financial liabilities

a.   Classification

i.      Financial assets

	2014	2015
Financial assets at fair value through profit or loss
Derivative asset - put option	290	172
Loans and receivables
Cash and cash equivalents	17,672	28,117
Trade and other receivables	7,380	7,872
Other current financial assets	2,253	2,486
Other non-current assets	546	379
Available-for-sale financial assets
Available-for-sale investments	254	160
Total financial assets	28,395	39,186

ii.     Financial liabilities

	2014	2015
Financial liabilities measured at amortized cost
Trade and other payables	12,476	14,284
Accrued expenses	5,211	8,247
Interest-bearing loans and other borrowings
Short-term bank loans	1,810	602
Two-step loans	1,615	1,520
Bond and notes	3,308	9,548
Long-term bank loans	11,930	18,362
Obligations under finance leases	4,789	4,580
Total financial liabilities	41,139	57,143

b.    Fair values

			Fair value measurement at reporting date using
2014	Carrying value	Fair value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investments	254	254	52	202	-
Fair value through profit or loss	290	290	-	-	290
Total	544	544	52	202	290
Financial liabilities for which fair value are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,615	1,650	-	-	1,650
Bond and notes	3,308	3,355	3,047	-	308
Long-term bank loans	11,930	11,787	-	-	11,787
Obligations under finance leases	4,789	4,789	-	-	4,789
Total	21,642	21,581	3,047	-	18,534

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial assets and financial liabilities  (continued)

b.    Fair values (continued)

			Fair value measurement at reporting date using
2015	Carrying value	Fair value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investments	160	160	55	105	-
Fair value through profit or loss	172	172	-	-	172
Total	332	332	55	105	172
Financial liabilities for which fair value are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,520	1,538	-	-	1,538
Bond and notes	9,548	9,541	8,972	-	569
Long-term bank loans	18,362	18,314	-	-	18,314
Obligations under finance leases	4,580	4,580	-	-	4,580
Total	34,010	33,973	8,972	-	25,001

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

Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations. The valuation of put option requires significant management judgment due to the absence of quoted market prices and the lack of comparable instruments in the market. As the put option is subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investment is limited, this investment is therefore classified within level 3 of the fair value hierarchy.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2014  and 2015  are as follows:

	2014	2015
Beginning balance	297	290
Unrealized loss recognized in the consolidated statements of profit or loss and other comprehensive income	(7)	(118)
Ending balance	290	172

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial assets and financial liabilities (continued)

c.   Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, between parties in an arm’s length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)     the fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant;

(ii)    the fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows;

(iii)   available-for-sale financial assets primarily consist of mutual funds, Corporate and Government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

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

2.    Financial risk management

The Group’s  activities expose it  to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

2.    Financial risk management (continued)

            a.    Foreign exchange risk (continued)

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	2014		2015
	U.S. dollar (in millions)	Japanese yen (in millions)	U.S. dollar (in millions)	Japanese yen (in millions)
Financial assets	471	8	635	11
Financial liabilities	(512)	(7,725)	(461)	(6,947)
Net exposure	(41)	(7,717)	174	(6,936)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2015 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2015
U.S. dollar (1% strengthening)	23
Japanese yen (5% strengthening)	(40)

A weakening of the U.S. dollar  and Japanese yen  against the rupiah at December 31, 2015 would have had an equal but opposite effect on the above currencies at the amounts shown above, on the basis that all other variables remain constant.

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

      As of December 31, 2015, management considered the price risk on the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

2.   Financial risk management (continued)

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 17 and 18). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s  interest-bearing borrowings was as follows:

	2014	2015
Fixed rate borrowings	(10,113)	(16,687)
Variable rate borrowings	(13,339)	(17,925)

Sensitivity analysis for variable rate borrowings

As of December 31, 2015, a decrease (increase) by 25  basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp45  billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2014	2015
Cash and cash equivalents	17,672	28,117
Other current financial assets	2,797	2,818
Trade and other receivables, net	7,380	7,872
Other non-current assets	546	379
Total	28,395	39,186

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance department in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

2.    Financial risk management (continued)

d.   Credit risk (continued)

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balances exceed 5% of trade receivables as of December 31, 2015.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

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

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2014
	Carrying amount	Contractual cash flows	2015	2016	2017	2018	2019 and thereafter
Trade and other payables	12,476	(12,476)	(12,476)	-	-	-	-
Accrued expenses	5,211	(5,211)	(5,211)	-	-	-	-
Interest-bearing loans and other borrowings
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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

38.  FINANCIAL RISK MANAGEMENT (continued)

2.    Financial risk management (continued)

e.   Liquidity risk (continued)

	2015
	Carrying amount	Contractual cash flows	2016	2017	2018	2019	2020 and thereafter
Trade and other payables	14,284	(14,284)	(14,284)	-	-	-	-
Accrued expenses	8,247	(8,247)	(8,247)	-	-	-	-
Interest-bearing loans and other borrowings
Two-step loans	1,520	(1,791)	(293)	(282)	(247)	(219)	(750)
Bonds and notes	9,548	(20,919)	(1,032)	(1,012)	(1,008)	(1,226)	(16,641)
Bank loans	18,964	(23,760)	(5,182)	(4,339)	(8,780)	(2,037)	(3,422)
Obligations under finance leases	4,580	(6,069)	(1,027)	(991)	(888)	(800)	(2,363)
Total	57,143	(75,070)	(30,065)	(6,624)	(10,923)	(4,282)	(23,176)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the interest rates effective as of reporting dates.

39.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2014		2015
	Amount	Portion	Amount	Portion
Short-term debts	1,810	1.99%	602	0.55%
Long-term debts	21,642	23.76%	34,010	31.05%
Total debts	23,452	25.75%	34,612	31.60%
Equity attributable to owners of the parent company	67,646	74.25%	74,934	68.40%
Total	91,098	100.00%	109,546	100%

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

39.  CAPITAL MANAGEMENT (continued)

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings  arrangements and that such ratio is  comparable or better than that  of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2014  and 2015  is as follows:

	2014	2015
Total interest-bearing debts	23,452	34,612
Less cash and cash equivalents	(17,672)	(28,117)
Net debt	5,780	6,495
Total equity attributable to owners of the parent company	67,646	74,934
Net debt-to-equity ratio	8.54%	8.67%

As stated in Note 18, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders.

40. SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing activities for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
Acquisitions of property and equipment credited to:
Trade payables	6,412	5,621	4,979
Obligations under finance leases	3,201	528	452
Non-monetary exchange	268	126	-
Acquisitions of intangible assets credited to trade payables	-	119	179
Reclassification of property and equipment to assets held for sale	105	41	-

41.  SUBSEQUENT EVENTS

a.  On January 14, 2016, Telkom Akses received proceeds of bank loan from BNI amounting to Rp97 billion.

b.  On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process (Note 31g.ii).

c.  On March 11, 2016, Infomedia received proceeds of joint borrowing from PT Bank Sumitomo Mitsui Indonesia and the Bank of Tokyo-Mitsubishi UFJ, Ltd. amounting to Rp195 billion.

d.  On March 21, 2016, Dayamitra received proceeds of bank loan from BRI amounting to Rp600 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

42.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The accounting standards and interpretations that are issued, but not yet effective for the year ended December 31, 2015  and which have not been applied in preparing these consolidated financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

42.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

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

•         Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015 and for the

Years  Ended December 31, 2013, 2014 and 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

42.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2018 (continued)

•         IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts and IFRIC 13, Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group is currently assessing the potential impact of IFRS 15 on its consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2019

•         IFRS 16, Leases

IFRS 16 defines a lease as contract, or part of contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. It also requires lessees to recognise assets and liabilities for most leases, with certain exemptions. It replaces the existing guidance in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Group is currently assessing the potential impact of IFRS 16 on its consolidated financial statements.

The effective date was postponed to a date yet to be determined

•         Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments provide guidance for accounting treatment when a parent loses control of a subsidiary in a transaction with an associate or joint venture. The amendments require full gain to be recognized when the assets transferred meet the definition of a “business” under IFRS 3, Business Combinations. These amendments are not expected to impact the Group’s consolidated financial position or performance.