Form 20-F
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2017-03-27
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

Form 20-F

*	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
*	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
*	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Investor Relations Unit

Graha Merah Putih, Jl. Gatot Subroto No. 52, 5th Floor, Jakarta 12710, Indonesia

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

3.5G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G/LTE capability.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

Adjusted EBITDA

We calculate Adjusted EBITDA by calculating operating profit before interest, tax, depreciation and amortization, loss on foreign exchange, other income and other expenses. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

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

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Bandwidth

The capacity of a communication link.

Table of Content

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

Common stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

DCS

Digital Communication System, a cellular system using GSM technology operating in the 1.8 GHz frequency.

Defined Benefit Pension Plan or DBPP

A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan or DCPP

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

Table of Content

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dwiwarna Share

The Series A Dwiwarna Share having a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides for special voting rights and veto rights over certain matters related to our corporate governance. For more information, see Item 7 "Major Shareholders and Related Party Transactions — Major Shareholders — Relationship with the Government and Government Agencies".

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

Fiber Optic

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

FTTH

Fiber To The Home, the implementation of fiber optic network that reaches up to customer point or known as customer premise.

Table of Content

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

GHz

Gigahertz. The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an annual general meeting of shareholders (“AGMS”) or an extraordinary general meeting of shareholders (“EGMS”).

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that brings fiber optic cabling and signals all or most of the way to end users.

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

IMS

IP multimedia subsystem, a service which combines wireless and fixed line technologies for voice and data communications.

Table of Content

Installed Lines

Complete lines fully built-out to the distribution point and ready to be connected to subscribers.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

Internet of Things

Infrastructure which interconnects physical and virtual things using interoperable information and communication technologies.

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

KSO

Kerjasama Operasi, a form of joint operation agreement that includes build, operate and transfer, which arrangement was previously used by Telkom, in which the consortium partners invest and operate facilities owned by Telkom in regional divisions. The consortium partners are owned by international operators and national private companies or Telkom.

KPPU

Komisi Pengawasan Persaingan Usaha, or Commission for the Supervision of Business Competition.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive uses.

Mbps

Megabytes per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

Table of Content

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MoCI

The Ministry of Communication and Informatics of the Republic of Indonesia, to which regulatory responsibility over telecommunications was transferred from the Ministry of Communication and Information (“MoC”) in February 2005.

MSOE

Kementerian Badan Usaha Milik Negara, or the Ministry of State-Owned Enterprises of the Republic of Indonesia.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

Next Generation Network

A general term that refers to a packet-based network able to provide services, including telecommunication services, and to make use of multiple broadband and quality of service enabled transport technologies, in which service-related functions are independent from underlying transport related technologies. A  Next Generation Network is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packets are transmitted on the internet.  Next Generation Networks are commonly built around the Internet Protocol.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

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

PKLN

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordinating Team, an inter-agency team of the Government charged with, among others, considering requests of Indonesian SOEs such as us for consent to obtain foreign commercial loans.

Table of Content

Point of presence

An access point, location or facility that connects to and helps other devices establish a connection with the internet, which may consist of a router, switches, servers and other data communication devices. We operate two layers of points of presence, namely main and primary points of presence. A “main point of presence” is the transport backbone that aggregates national traffic. A “primary point of presence” is the aggregate regional transport backbone which has the capability of creating services.

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

Table of Content

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

TIMES

Telecommunication, Information, Media, Edutainment and Service.

TPE

A normalized way to refer to transponder bandwidth, which means how many transponders would be used if the same total bandwidths used only 36 MHz  transponder (1 TPE = 36 MHz).

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the International Telecommunication Union’s IMT-2000 framework.

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

Table of Content

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “Telkom”, “we”, “us”, and “our” are to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of the Republic of Indonesia. References to the “United States” or “US” are to the United States of America. References to the “United Kingdom” or the “UK” are to the United Kingdom of Great Britain and Northern Ireland. References to "Rupiah", “Indonesian Rupiah” or “Rp” are to the lawful currency of Indonesia. References to “U.S. Dollar” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ.

Our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements of 12 of our subsidiaries have been consolidated into the Consolidated Financial Statements. The 12 companies are PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65% stake), PT Dayamitra Telekomunikasi (“Mitratel”, in which we own a 100%), PT Multimedia Nusantara (“Telkom Metra”, in which we own a 100%), PT Telekomunikasi Indonesia International (“Telin”, in which we own a 100%), PT PINS Indonesia (“PINS”, previously named PT Pramindo Ikat Nusantara, in which we own a 100%), PT Graha Sarana Duta (“Telkom Property”, in which we own a 99.99% stake), PT Telkom Akses (“Telkom Akses”, in which we own a 100%), PT Patra Telekomunikasi Indonesia (“Patrakom”, in which we own a 100%), PT Infrastruktur Telekomunikasi Indonesia (“Telkominfra”, in which we own a 100%), PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60% stake), PT Metranet (“Metranet” in which we own a 100%), and PT Jalin Pembayaran Nusantara (“Jalin”, in which we own a 100%).

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at specified rates. Unless otherwise indicated, the U.S. Dollars equivalent information for amounts in Indonesian Rupiah are converted at the Reuters Rate for December 30, 2016 at 04.00 PM Jakarta time, which was Rp13,473 to US$1.00. The exchange rate of Indonesian Rupiah for U.S. Dollars on December 30, 2016 was Rp13,436 to US$1.00 based on the middle exchange which is calculated based on the Bank Indonesia buying and selling rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollar or Indonesian Rupiah, as the case may be, at any particular rate or at all. See Item 3 “Key Information — Selected Financial Data — Exchange Controls” for further information regarding rates of exchange between the Indonesian Rupiah and the U.S. Dollar.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20-F discloses, under Item 3 “Key Information — Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

Table of Content

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.                            SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Consolidated Financial Statements, including the notes thereto, and the other information include elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on April 1, 2016.

The Public Accountant Firm (“KAP”) Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited) ("Purwantono, Sungkoro & Surja") audited our Consolidated Financial Statements prepared as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016.

KEY CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA
IFRS
	Years Ended December 31,
	2012	2013	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Revenues	77,127	82,967	89,696	102,470	116,333	8,635
Expenses(1)	54,200	57,850	61,617	71,603	77,824	5,776
Adjusted EBITDA	39,574	41,680	45,684	51,404	59,498	4,416
Operating Profit	25,497	27,727	29,172	32,369	39,172	2,908
Profit before Income Tax	24,027	27,030	28,579	31,293	38,166	2,833
Net Income Tax Expense	(5,886)	(6,900)	(7,341)	(8,023)	(9,017)	(669)
Profit for the Year	18,141	20,130	21,238	23,270	29,149	2,164
Attributable to owners of the parent company	12,621	14,046	14,437	15,451	19,333	1,435
Attributable to non-controlling interests	5,520	6,084	6,801	7,819	9,816	729
Other Comprehensive Income (Expenses) - Net	(2,540)	5,115	810	493	(2,099)	(156)
Net Comprehensive Income for the Year	15,601	25,245	22,048	23,763	27,050	2,008
Attributable to owners of the parent company	10,056	19,018	15,291	16,003	17,312	1,285
Attributable to non-controlling interests	5,545	6,227	6,757	7,760	9,738	723
Weighted average number of shares outstanding (in millions after stock split)	96,011	96,359	97,696	98,177	98,638	-

Table of Content

	Years Ended December 31,
	2012	2013	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Basic and Diluted Earnings per Share (in full amount)
Profit per share(2)	131.45	145.77	147.78	157.38	195.99	0.01
Profit per ADS (100 shares of common stock per ADS)	13,145.40	14,576.79	14,778.00	15,738.00	19,599.85	1.45
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	87.24	102.40	89.46	94.63	19.38	0.00
Dividends declared per ADS	8,724	10,240	8,946	9,463	1,938	0.14
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	74.29	87.24	102.40	89.46	94.63	0.01
Dividends declared per ADS	7,429	8,724	10,240	8,946	9,463	0.70

(1) Expenses are calculated as the sum of the following expenses: operations, maintenance and telecommunication service, depreciation and amortization, personnel, interconnection, general and administrative, marketing, loss on foreign exchange - net, share of profit (loss) of associated companies and other expenses.

(2) Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp12,850 billion, Rp14,205 billion, Rp14,471 billion, Rp15,489 billion and Rp19,352 billion for 2012, 2013, 2014, 2015 and 2016, and our net income per share would be Rp133.84, Rp147.42, Rp148.13, Rp157.77 and Rp196.19 for 2012, 2013, 2014, 2015 and 2016. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3) In 2012, we paid a cash dividend for 2011 of Rp74.29 per share. In 2013, we paid a cash dividend for 2012 of Rp87.24 per share. In 2014, we paid a cash dividend for 2013 of Rp102.40 per share, in 2015, we paid a cash dividend for 2014 of Rp89.46 per share and in 2016, we paid a cash dividend for 2015 of Rp94.63 per share.

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED EBITDA
	Years Ended December 31,
	2012	2013	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Operating Profit	25,497	27,727	29,172	32,369	39,172	2,908
Add:
Depreciation and amortization	14,474	15,805	17,178	18,572	18,556	1,377
Loss on foreign exchange - net	189	249	14	46	52	4
Other income	(2,559)	(2,581)	(1,076)	(1,500)	(751)	(56)
Other expenses	1,973	480	396	1,917	2,469	183
Adjusted EBITDA(1)	39,574	41,680	45,684	51,404	59,498	4,416

(1) We calculate adjusted EBITDA by calculating operating profit before interest, tax, depreciation and amortization, loss on foreign exchange - net, other income and other expenses. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the telecommunications, information and media sector. We also present adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the telecommunications, information and media sector have historically reported adjusted EBITDA as a supplement to financial measures in accordance with IFRS or U.S. GAAP. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should adjusted EBITDA be considered an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include profit before income tax, profit for the year, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Our calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Table of Content

KEY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
IFRS
	As of December 31,
	2012	2013	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share
Cash and cash equivalents	13,118	14,696	17,672	28,117	29,767	2,210
Trade and other receivables	5,409	7,018	7,380	7,872	7,900	586
Advances and prepaid expenses	3,721	3,937	4,733	5,839	5,246	390
Total Current Assets	27,973	33,672	34,294	47,912	47,701	3,541
Property and equipment	76,908	86,599	94,602	103,455	114,230	8,479
Intangible assets	1,443	1,508	2,463	3,056	3,089	229
Total Non-Current Assets	82,238	94,721	107,321	118,016	131,642	9,771
Total Assets	110,211	128,393	141,615	165,928	179,343	13,312
Trade and other payables	7,457	12,585	12,476	14,284	13,690	1,016
Current income tax liabilities	1,280	942	1,501	1,802	1,236	92
Accrued expenses	6,163	5,264	5,211	8,247	11,283	837
Unearned income	2,729	3,490	3,963	4,360	5,563	413
Short-term loans and current maturities of long-term borrowings	5,658	5,525	7,709	4,444	5,432	403
Total Current Liabilities	24,108	29,034	32,318	35,413	39,762	2,951
Deferred tax liabilities	2,252	2,908	2,703	2,110	745	55
Pension benefit and other post-employment benefit obligations	8,184	4,258	4,115	4,171	6,126	455
Long-term loans and other borrowings	13,617	14,731	15,743	30,168	26,367	1,957
Total Non-current Liabilities	24,734	22,705	23,365	37,332	34,305	2,547
Total Liabilities	48,842	51,739	55,683	72,745	74,067	5,498
Capital stock(1)	5,040	5,040	5,040	5,040	5,040	374
Net Equity Attributable to Owners of the Parent Company	46,055	59,753	67,646	74,934	84,163	6,247
Non-controlling interests	15,314	16,901	18,286	18,249	21,113	1,567
Total Equity (Net Assets)	61,369	76,654	85,932	93,183	105,276	7,814
Net Debt	6,157	5,560	5,780	6,495	2,032	150
Net Working Capital	3,865	4,638	1,976	12,499	7,939	590
Issued and fully paid shares (in shares)	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	-

(1) As of December 31, 2016, our issued and paid-up capital consists of one Dwiwarna Share and 100,799,996,399 shares of common stock each from an authorized capital stock comprising one Dwiwarna Share and 399,999,999,999 shares of common stock.

Table of Content

Exchange Controls

Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to U.S. Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

Calendar Year	at Period End (1)	Average (2)	Low (2)	High(2)
	(Rp Per US$1)
2012	9,670	9,380	9,707	8,892
2013	12,189	10,451	12,270	9,634
2014	12,440	11,878	12,900	11,271
2015	13,795	13,392	14,728	12,444
2016	13,436	13,307	13,946	12,926
September	12,998	13,118	13,269	12,926
October	13,051	13,017	13,054	12,969
November	13,563	13,311	13,570	13,036
December	13,436	13,418	13,582	13,285
2017	13,335	13,350	13,485	13,280
January	13,343	13,359	13,485	13,288
February	13,280	13,337	13,374	13,280
March (through March 22)	13,335	13,354	13,393	13,308
Source: Bank Indonesia
(1) Determined based upon the middle exchange rate announced by Bank Indonesia applicable on the last day for the period.
(2) Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian Rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For 2016, the average rate of the Rupiah to U.S. Dollar was Rp13,307, with the lowest and highest rates being Rp13,946 and Rp12,926, respectively.

The exchange rates used for conversion of monetary assets and liabilities denominated in foreign currencies are the bid and offer rates published by Reuters in 2014, 2015 and 2016. The Reuters bid and offer rates, applied respectively to monetary assets and liabilities, were Rp12,380 and Rp12,390 to US$1.00 as of December 31, 2014, Rp13,780 and Rp13,790 to US$1.00 as of December 31, 2015 and Rp13,470 and Rp13,475 to US$1.00 as of December 31, 2016.

The Consolidated Financial Statements are stated in Rupiah. The conversion of Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market bid and offer rates of Rp13,473 to US$1.00 published by Reuters on December 30, 2016.

On March 22, 2017, the Reuters bid and offer rates were Rp13,330 and Rp13,333 to US$1.00.

Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. Based on the decree of the Head of the PKLN, we are required to obtain an approval from the PKLN prior to acquiring foreign commercial loans. We are also required to submit periodical reports to PKLN during the term of the loans.

Table of Content

B.                                         CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                                         REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                                          RISK FACTORS

Risks Related to Indonesia

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009 and 2014, elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

President Joko Widodo won the Indonesian presidential elections which took place in 2014, and was sworn in as President on October 20, 2014. Although the 2014 elections were conducted in a peaceful manner, President Joko Widodo's governing coalition does not hold a majority of seats in parliament. Between November 2016 and February 2017, significant demonstrations took place in central Jakarta against the governor of Jakarta. These demonstrations occurred during the closely fought Jakarta gubernatorial elections which took place in February 2017 and will be re-contested in April 2017. Each of the foregoing events, as well as political campaigns in Indonesia generally, may be indicative of the degree of political and social division in Indonesia.

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

Table of Content

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries.

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

Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia's economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, and concerns over China's economic health. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

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

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Indonesian Rupiah. One of the most important impacts the Asian economic crisis had on Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the U.S. Dollar. The Indonesian Rupiah continues to experience significant volatility. From 2012 to 2016, the Indonesian Rupiah per U.S. Dollar exchange rate ranged from a high of Rp8,892 per U.S. Dollar to a low of Rp14,728 per U.S. Dollar. As a result, we recorded foreign exchange losses of Rp14 billion in 2014, Rp46 billion in 2015, and Rp52 billion in 2016. As of December 31, 2016, the Indonesian Rupiah per U.S. Dollar exchange rate stood at Rp13,436 per U.S. Dollar, compared to Rp13,795 per U.S. Dollar as of December 31, 2015.

To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2016, our U.S. Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly U.S. Dollars and Euros, while a substantial majority of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income, and reduce the U.S. Dollar amounts of dividends received by holders of our ADSs. We can give no assurance that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

Table of Content

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurance that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s and “BBB-” by Fitch Ratings. Indonesia's short-term foreign currency debt is rated “B” by Standard & Poor’s and “F3” by Fitch Ratings.

We can give no assurance that Moody’s, Standard & Poor’s or Fitch Ratings will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations, prospects and/or the market price of our securities.

Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities.  Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past, and may in the future, disrupt our business activities, cause damage to equipment, and adversely affect our financial performance and profit.

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations and caused severe damage to our assets.

Although we have implemented a business continuity plan and a disaster recovery plan, which we test regularly, and we have insured certain of our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance coverage will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations.

We cannot assure you that future natural disasters will not have a significant impact on us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Table of Content

Our operations may be adversely affected by an outbreak of an infectious disease, such as avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of an infectious disease such as avian influenza, Influenza A (H1N1) or a similar epidemic, or the measures taken by the governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of our securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of our securities.

Other Risks

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of the OJK and the Indonesia Stock Exchange ("IDX"), we are required to report our financial results to the OJK in conformity with IFAS. We have provided to the OJK our financials result for the year ended December 31, 2016, on March 6, 2017, which we furnished to the SEC on a Form 6-K dated March 8, 2017, which contains our audited Consolidated Financial Statements as of and for the year ended December 31, 2016 and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp15,489 billion for 2015 and Rp19,352 billion for 2016 and our net income per share would be Rp157.77 for 2015 and Rp196.19 for 2016. Dividends declared per share were Rp94.63 for 2015. The dividend for 2016 will be decided at the 2017 AGMS, scheduled for April 21, 2017.

We were established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us within the United States or to enforce judgments of a foreign court against us in Indonesia

We are a state-owned  limited liability company established in Indonesia, operating within the framework of Indonesian laws governing companies with limited liability, and all of our significant assets are located in Indonesia. In addition, all of our Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in United States courts.

We have been advised by Hadiputranto, Hadinoto & Partners, our Indonesian legal advisor, that judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws or the securities laws of any state within the United States, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the United States federal securities laws or the securities laws of any state within the United States. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 52.09% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of our shareholders. The Government also holds our one Dwiwarna Share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. The Government may also use its powers as a majority shareholder or under the Dwiwarna Share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. In addition, the Government regulates the Indonesian telecommunications industry through the MoCI.

Table of Content

As of December 31, 2016, the Government had a 14.29% equity stake in PT Indosat Tbk ("Indosat"), which competes with us in cellular services and fixed IDD telecommunications services. The Government's stake in Indosat also includes a dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's articles of association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat or any other telecommunication operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of Indosat or any other telecommunication operator over ours, or to expand its stake in Indosat or acquire a stake in any other telecommunication operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Forward-looking statements may not be accurate

This Annual Report incorporates forward-looking statements that include announcements regarding our current goals and projections of our operational performance and future business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subjected to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in this section "Risk Factors". All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

Risks Related to Our Business

Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellites and application servers.

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

Although we have implemented a business continuity plan and a disaster recovery plan, which we test regularly, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of our network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

Table of Content

We may, in the future, be required to share our network infrastructure and capacity with our competitors

In November 2016, the Government announced its intention to amend certain regulations, as a result of which we may, in the future, be required to share our network infrastructure and capacity with our competitors. In particular, the draft revision to Government Regulation No.52/2000 on Telecommunications ("Draft Revision to GR No.52/2000") contemplates providing the Government with the authority to require telecommunication operators such as our Company to share network capacity with other telecommunication operators in Indonesia if there is available capacity. Draft Revision to GR No.52/2000 may also require telecommunication operators such as our Company to share proprietary network transmission equipment when the Government deems this to be necessary in order to maintain market competition and network efficiency and sustainability.

In addition, the draft revision to Government Regulation No.53/2000 on the Utilization of Radio Frequency Spectrum and Satellite Orbit ("Draft Revision to GR No.53/2000") may be interpreted to require telecommunication operators such as our Company to share network with other telecommunication operators and service providers.

If these draft regulations are enacted by the Government in their current form, we would be required to share our network infrastructure and capacity with our competitors. This may allow our competitors to expand without significant capital expenditure outlay in areas where we currently operate. In addition, we cannot assure you that we will have sufficient network capacity to maintain our current business, product offerings and quality of service due to the additional traffic that we would need to service as a result of our competitors' access to our network. Our ability to service any increase in traffic within our network may consequently be limited, which may adversely affect our ability to increase our revenues through the expansion of our services.

Neither the Draft Revision to GR No.52/2000 nor the Draft Revision to GR No.53/2000 provide the details of the terms under which we may be required to share our network infrastructure and capacity with our competitors. We cannot assure you that the Government will adopt terms which we consider to be commercially reasonable. For example, we cannot assure you that any subsequent implementing regulations will allow us to charge competitors who lease our network capacity with fees at rates which we consider to be commercially acceptable.

If the Draft Revision to GR No.52/2000 and the Draft Revision to GR No.53/2000 are adopted, and the terms under which such proposed regulations are implemented are not commercially reasonable, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our networks face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt our operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of computers, portable data devices or mobile phones and intelligence gathering on employees with access to our systems.

Although we have not experienced any material successful cyber attacks to date that have affected our operations, our network and website are frequently targeted by cyber attacks. A successful cyber attack may lead us to incur substantial costs to repair damaged or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures with respect to our systems, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results. Our networks face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

Table of Content

We face a number of risks relating to our internet-related services

In addition to cyber security threats, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. In addition, the content carried over our network or the websites that we host may contain materials or information which may be illegal, defamatory or infringe on third party copyrights. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with such content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

A revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have an adverse effect on our operating results

We may face revenue leakage or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken certain preventive measures to mitigate the possibility of revenue leakage by increasing control functions in all of our existing business processes, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse affect on our operating results.

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

In particular, the rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of Over The Top services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high.

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

Our satellites have limited operational life they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

We operate three satellites, namely Telkom-1, Telkom-2 and Telkom-3S. All of the satellites that we operate have limited operational lives, with their estimated operational life ending approximately in 2021, 2020 and 2033, respectively.A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long distance and cellular services.

Table of Content

Moreover, International Telecommunication Union regulations specify that a designated satellite orbital slot has been allocated for Indonesia and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite orbital slot, in the event any of our satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite orbital slot in a manner deemed satisfactory by the Government.

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIMES services, we signed a contract in 2009 for the procurement of the Telkom-3 satellite. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit, which led us to develop the Telkom-3S satellite which was launched in February 2017 and is currently undergoing in-orbit performance tests. We have entered into a contract for the procurement of the Telkom-4 satellite, which is currently planned for launch in the third quarter of 2018 as a replacement for the Telkom-1 satellite. Although the Telkom-1 satellite may still be operational for several years after the end of its estimated operational life in 2021, if there is any delay in the development and launch of the Telkom-4 satellite, or if the operational life of the Telkom-1 satellite ends before the Telkom-4 satellite is successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services and could adversely affect our business, financial condition and results of operations.

Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings used to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

Changes in the economic situation in the United States, including improvement or expectations of improvement in the United States economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies, including the Rupiah, since May 2013. In part, in an effort to support the Rupiah, in June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate rose six times between June 2013 and November 2014 to 7.75% before decreasing to 7.50% in February 2015, 7.25% in January 2016, 7.00% in February 2016, 6.75% in March 2016 and 6.50% in June 2016. The increases of the Bank Indonesia benchmark reference rate in 2013 and 2014 were followed by increases in the Jakarta Interbank Offered Rate (“JIBOR”) and the Bank Indonesia Certificate (“SBI”) interest rates, and in 2016, decreases of the Bank Indonesia benchmark reference rate were followed by the JIBOR and the SBI interest rate. There can be no assurance that any of the Bank Indonesia benchmark reference rate, the JIBOR or the SBI interest rates will not rise again in the future.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian Rupiah and a majority of our capital expenditures are denominated in U.S. Dollars. Most of our revenues are denominated in Indonesian Rupiah and a portion is denominated in U.S. Dollars (for example, from international services). We may also incur additional long-term indebtedness in currencies other than the Indonesian Rupiah, including the U.S. Dollars, to finance further capital expenditures.

The exchange rate of Indonesian Rupiah to the U.S. Dollar  has been highly volatile in the past. Although we have a financial risk management program and a written policy for foreign currency risk management which mainly uses time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from 3 to 12 months, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

Table Of Content

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2014, 2015 and 2016, our consolidated capital expenditures totaled Rp24,661 billion, Rp26,401 billion and Rp29,199 billion (US$2,167 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal and Compliance Risks

If we are found liable for anti-competitive practices, we may be subjected to substantial liability which could have an adverse effect on our reputation, business, financial condition, results of operations and prospects

We are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. Law No.5 of 1999 on Prohibition of Monopolistic Practice and Unfair Business Competition (the “Competition Law”) prohibits agreements and activities which amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Competition Law, the KPPU was established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

In 2016, our Company, Telkomsel and five other local operators were found to have violated the Competition Law for price-fixing practices related to SMS services. We and Telkomsel were ordered to pay fines in the amount of Rp18 billion and Rp25 billion, respectively. We cannot assure you that any new or existing governmental regulators will not, in the future, find our business practices to have an anti-competitive effect, nor can we assure you that we will not be found to have violated the relevant laws and regulations relating to anti-competition and anti-monopoly in the future. If we are found to have violated any laws and regulations relating to anti-competition and anti-monopoly, we may be subjected to substantial liability such as payments of fines, the amount of which will be subject to the discretion of the courts, which could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

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

Reform of Indonesian telecommunications regulations initiated by the Government in 1999 have, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continue to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, although SMS interconnection rates as a result of ITRB No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 increased from Rp23 to Rp24, effective April 2014, through December 31, 2015, SMS interconnection rates have been decreasing in recent years and may decrease again in the future. As a result, our revenue from interconnection services may decrease in the future if SMS interconnection rates, as regulated by the MoCI, continue to decrease.

Table of Content

In the future, the Government may announce or implement other regulatory changes which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic or foreign telecommunications operators, that regulatory changes will not disproportionately reduce our competitors’ costs or disproportionately reduce our revenues, or that regulatory changes, amendments or interpretations of current or future laws and regulations will not have a material adverse effect on our business and operating results.

Regulations for the configuration of BTS towers may delay the set up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local government. The local government has a right to determine the location of the towers  and the license fees to build tower infrastructure.

These regulations may adversely affect us in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local governments require any changes in the placement of the existing towers.

In addition, these regulations require us to allow other telecommunication operators to lease space on and utilize our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunication operators. This allows our competitors to expand their networks by leasing space on and utilizing our telecommunications towers without having to expend capital expenditures to build their own telecommunications towers. As a result, our competitors may be able to expand their network quickly and grow their business quickly, particularly in urban areas where new space for additional towers may be difficult to obtain.

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose fees which are determined on a cost basis subject to a formula provided by the Ministry of Finance and the location of the telecommunications towers. Most local governments have yet to begin to impose such fees and we cannot assure you that such fees will not be material in the future. In addition, we cannot assure you that there will be no material difference in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have an adverse effect on our operating results.

Risks Related to our Fixed and Cellular Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 6.0% in 2015 and 3.8% in 2016, revenues from our wireline voice services decreased by 3.2% in 2015 and 2.2% in 2016. The percentage of revenues derived from our wireline voice services out of our total revenues was 7.5% in 2015 and 6.5% in 2016.

Since the beginning of 2015, we have taken various steps to stabilize our revenues from wireline voice services by seeking to migrate subscribers to IndiHome, a service which bundles broadband internet, fixed wireline phone and interactive TV services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies

Our data and internet services are facing increased competition from other data and internet operators including as mobile operators. The number of mobile broadband subscribers have increased with the increasing popularity of smart phones in Indonesia, which adversely affects our market share and revenues from our fixed line data and internet services.

Table of Content

In addition, with the increasing popularity of smart phones in Indonesia, we expect that 4G LTE services will increasingly become an intense area of competition for data and internet services, as well as cellular services. In 2014, the Government issued licenses for 4G/LTE services on the 900 MHz frequency for cellular operators and in 2015 issued a policy to refarm the 1800 MHz frequency for 4G/LTE services. Our 4G/LTE services covered 169 cities in Indonesia as of December 31, 2016. However, as of such date, a number of our cellular competitors provide 4G/LTE coverage in more cities than us. Furthermore, in 2013, the regulator permitted Wi-Max operators to deploy 4G/LTE technology which have further intensified competition in the broadband internet space. Currently, PT First Media Tbk (“First Media”), which is part of the Lippo Group, provides Wi-Max 4G/LTE services in the Greater Jakarta area.

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

Competition from existing cellular service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. With the increasing popularity of smart phones in Indonesia, we believe that data network quality and coverage, including 4G/LTE coverage, will increasingly become an intense area of competition. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily with Indosat and XL Axiata. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison 3 Indonesia (“Hutchison”), which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand, and PT Smartfren Telecom Tbk ("Smartfren Telecom"), which is part of the Sinar Mas Group. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

XL Axiata completed the acquisition of a majority interest in and merged with PT Axis Telekom in 2014, which resulted in XL Axiata acquiring additional frequency allocations to provide 4G/LTE services as well as acquiring the customers of PT Axis Telekom.

Additional consolidation among cellular services providers may occur which may be driven by competitive factors as well as efforts to reduce operating costs and obtain wider spectrum allocation. In addition, we believe that it is the policy of the MoCI to support industry consolidation by not issuing additional or new licenses for cellular services providers.

If Telkomsel's competitors are able to acquire wider spectrum allocation, this may allow them to improve the quality of their cellular services as well as to expand the amount of traffic that they can service through their network, which may allow them to expand their services and increase revenues. In addition, the consolidation of Telkomsel's competitors may allow them to expand the geographic coverage of their integrated network infrastructure. As a result, consolidation among cellular services providers may present challenges for Telkomsel in maintaining its market position and could adversely affect our results of operations, financial condition and prospects.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

We expect to continue to offer promotional plans to attract subscribers and increase usage of our network by our cellular subscribers. We also expect to continue to promote our data services and fixed broadband services. While we believe that we currently have sufficient spectrum allocation to support our current business, we will need to acquire additional spectrum allocation to accommodate future growth in subscribers and traffic. As a result, we may experience increased network congestion, which may affect our network performance and damage our reputation with our subscribers. The Government occasionally conducts auctions for unused spectrum allocation. Recently, the MoCI has announced plans to hold a limited auction of unused radio frequency spectrum in the 2100 MHz and 2300 MHz frequencies by the middle of 2017. We cannot assure you that we will be succesful in acquiring any additional spectrum allocation whether in current or future auctions.

Table of Content

Moreover, the recent increase of smartphone applications that rely on data services has resulted in the significant amount of data traffic and cellular network congestion. To support such additional demands on our network, we may be required to make significant capital expenditures to improve our network coverage. Such additional capital expenditures, together with the possible degradation of our cellular services, could materially and adversely affect our competitive position, results of operations, financial condition and prospects.

Risks Related to Development of New Businesses

We may not succeed in our efforts to develop new businesses

We believe that efforts to develop new businesses other than the telecommunication business such as consumer digital and enterprise digital businesses, as well as international expansion are necessary to ensure continuing business growth. Risks related to new business development include competition from established players, suitability of business model, competition from disruptive new technologies or business models, the need to acquire new expertise in the new areas of operation, and  risks related to online media which include intellectual property, consumer protection and confidentiality of customer data.

Focusing on international expansion is one of our strategic business initiatives. In particular, we have started expansion into a number of jurisdictions in telecommunications or data related areas, namely Singapore, Hong Kong, Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, United States and Saudi Arabia. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions, for example, our international operations could be adversely affected by political or social instability and unrest, regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preference and a lack of expertise in the local markets in which we will operate. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

ITEM 4.                INFORMATION ON THE COMPANY

A.                            HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom Indonesia

We continue to seek to innovate and develop synergies among all of our products, services and solutions. Our long-term vision, which was revised in September 2016 to reflect our aspirations to be a more significant player in the digital space, is to “Be the King of Digital in the Region”. Our mission is to “Lead Indonesian Digital Innovation and Globalization”.

In order to achieve such vision and mission, we are currently undergoing a comprehensive transformation in five aspects of our business: human resources transformation, business transformation, structural transformation, cultural transformation, and infrastructure and system transformation.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and network services
Tax Identification Number	:	01.000.013.1-093.000
Certificate of Company Registration	:	101116407740
Business License	:	510/3-0689/2013/7985-BPPT
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	+62-21-147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Rating	:	“idAAA” by Pefindo for 2013, 2014, 2015 and 2016
Date of Legal Establishment	:	November 19, 1991

Table of Content

Legal Basis of Establishment	:

Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a state-owned limited liability corporation ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and as announced in the State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No.210

Ownership	:	- Government of the Republic of Indonesia – 52.09% - Public – 47.91%	-
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange ("NYSE") on November 14, 1995
Stock Codes	:	- “TLKM” on the “IDX” - “TLK” on the “NYSE”	-
Authorized Capital	:	1 Dwiwarna Share and 399,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 100,799,996,399 shares of common stock
Offices	:	- 1 Head Office - 7 Telkom Regional Offices and 59 Telecommunication Areas	-
Service Centers	:	- 566 Plasa Telkom outlets - 7 International GraPARI centers across Saudi Arabia, Singapore, Hong Kong, Macau, Taiwan and Malaysia - 416 GraPARI centers (including those managed by third parties) - 487 GraPARI mobile Units	-
Other Information	:

-  Public Accountant

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young

Global Limited)

Indonesia Stock Exchange Building, Tower 2, 7th Floor, Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190, Indonesia

-  Securities Administration Bureau

PT Datindo Entrycom

Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220, Indonesia

-  Trustee

PT Bank CIMB Niaga Tbk

Graha Niaga, 20th Floor, Jl. Jend. Sudirman Kav. 58, Jakarta 12190, Indonesia

PT Bank Permata Tbk

Gedung WTC II, 28th Floor, Jl. Jend Sudirman Kav. 29-31, Jakarta 12920, Indonesia

-  Custodian

PT Kustodian Sentral Efek Indonesia

Indonesia Stock Exchange Building, Tower 1, 5th Floor, Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190, Indonesia

-  Rating Agency

PT Pemeringkat Efek Indonesia

Panin Tower Senayan City, 17th Floor, Jl. Asia Afrika Lot. 19, Jakarta 10270

-  ADR Depositary

The Bank of New York Mellon Corporation

101 Barclay Street, NY, USA – 10286

-  Authorized Agent for Service of Process in the United States

Puglisi and Associates

850 Library Ave # 204, Newark, DE 19711, USA

-
Employee Union	:	The Telkom Employees Union (Serikat Karyawan Telkom or "SEKAR")

                    Information about the legislation under which we operate and a description, including the amount invested, of our principal capital expenditures and divestitures (including interests in other companies), since the beginning of our last three financial years, is contained elsewhere in this Form 20-F.

Table of Content

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

1906-1965

In 1906, the Dutch Colonial Government established a government agency named Jawatan Pos, Telegrap dan Telepon (Post, Telegraph en Telephone Dienst) to assume control over postal services and telecommunications in Indonesia. In 1961, its status was changed to newly-established state-owned company, Perusahaan Negara Pos dan Telekomunikasi ("PN Postel"). In 1965, the Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro and Perusahaan Negara Telekomunikasi ("PN Telekomunikasi").

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia ("Perumtel"), which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, into an independent company.

1991

Perumtel was transformed into a state-owned limited liability company and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia under Government Regulation No.25 of 1991. Our business operations were then divided into 12 telecommunication regions, which were later reorganized in 1995 into seven Regional Divisions, namely Regional Division I Sumatra, Regional Division II Jakarta and the surrounding areas, Regional Division III West Java, Regional Division IV Central Java and Yogyakarta, Regional Division V East Java, Regional Division VI Kalimantan, and Regional Division VII Eastern Indonesia.

1995

On May 26, 1995, we and Indosat established Telkomsel. We then conducted our initial public offering on November 14, 1995, with our shares listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which have since merged to become the IDX). Our shares were also listed on the NYSE and the LSE in the form of ADSs, and were publicly offered without listing on the Tokyo Stock Exchange.

1999

Law No.36 of 1999 on Telecommunications (the "Telecommunications Law"), which became effective in September 2000, was enacted to allow the entry of new market participants in order to foster competition in the telecommunications industry.

We launched the Telkom-1 satellite.

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

Table of Content

2002

We divested a 12.72% shareholding in Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), and decreasing our shareholding in Telkomsel to 65.0%.

2004

We launched an international direct dialing service for fixed lines with the access code of 007.

2005

We launched the Telkom-2 satellite.

2009

We underwent a transformation from an information telecommunication company to become a Telecommunication, Information, Media and Edutainment ("TIME") company. Our new image was introduced to the public with a new corporate logo and the slogan of "the world in your hand".

2010

We completed the JaKaLaDeMa submarine fiber optic cable project in April 2010 which connected Java, Kalimantan, Sulawesi, Denpasar and Mataram.

2011

We commenced the reformation of our telecommunications infrastructure through the completion of the Telkom Nusantara Super Highway project, which unites the Indonesian archipelago from Sumatra to Papua, as well as the True Broadband Access project to provide internet access with a capacity of 20 Mbps to 100 Mbps to customers throughout Indonesia.

2012

We increased broadband penetration through the development of Indonesia Wi-Fi as part of our “Indonesia Digital Network” (IDN) program. We reconfigured our business portfolio from TIME to TIMES (Telecommunication, Information, Media, Edutainment and Services) to increase business value creation.

2014

We became the first operator in Indonesia to commercially launch 4G/LTE services in December 2014.

2015

We launched IndiHome, which bundles in all-in-one packages services consisting primarily of broadband internet, fixed wireline phone and interactive TV services.

2016

We completed the construction of our new headquarters in Jakarta which we designed as a “smart office” with open office layout and smart building features in order to provide an inspiring working environment for our employees.

2017

We launched the Telkom-3S satellite, which is currently undergoing in-orbit performance tests, to replace the Telkom-2 satellite.

Table of Content

B.                            BUSINESS OVERVIEW

VISION AND MISSION

Our vision and mission is stated in our long-term plans, which were approved by the Board of Commissioners on September 23, 2016.

Vision:                   Be the King of Digital in the Region

Mission:                Lead Indonesian Digital Innovation and Globalization

Pursuant to the long-term plans established by our Board of Commissioners, we are currently transforming our Company to become a digital telecommunications company to meet our vision of becoming the "King of Digital in the Region", with a view to becoming one of the ten largest telecommunications companies by market capitalization across Southeast Asia, East Asia, South Asia, Australia and New Zealand. Through such development, we aim to lead digital innovation in Indonesia and to lead Indonesia towards globalization.

In order to realize such vision, we aim to continue to digitize every part of our business by implementing a digital culture across our business processes. Implementation of a digital culture involves the elimination of manual processes in order to adapt to developments in digital business and the creation of a strong digital platform for our products and services. We also aim to improve customer experience and to implement business processes which facilitate faster product development, delivery and time-to-market, as well as efficient allocation of resources.

Corporate Strategy

Our corporate strategy comprises the following:

1.                   Directional Strategy

Our Directional Strategy is a competitive growth strategy to support and increase the market capitalization of our shares. In a dynamic industrial environment, we seek to realize competitive growth by delivering added value in the products and services that we offer to our customers, leveraging the scale of our businesses in order to realize synergies and focusing on creating digital ecosystems for our products and services.

2.                   Portfolio Strategy

Our Portfolio Strategy is our strategy for the development of our digital TIMES portfolio in order to synergistically provide seamless services focused on providing value to our customers.

3.                   Parenting Strategy

In order to generate effective business growth, we aim to continue to exercise strategic control over our subsidiaries, which we organize into customer facing units and functional units, in order to streamline processes across our business units. For more information about our parenting strategy, see “— C. Organizational Structure”.

Business Portfolios

We organize our business under our digital TIMES portfolio in order to focus on creating customer value. Beginning January 1, 2016, we reorganized our 15 previous portfolios (consisting of nine product portfolios and six customer portfolios), into six product portfolios, each of which is discussed in detail below. Our six revised product portfolios are categorized under three lines of business, namely "Telecommunications Business", "Information Business" and "Media and Edutainment Business".

Table of Content

Our "Telecommunications Business” operates four product portfolios, namely:

•                     mobile portfolio, which comprises mobile broadband services as well as mobile legacy services including mobile voice and SMS;

•                     fixed portfolio, which comprises fixed voice and fixed broadband services;

•                     wholesale and international portfolio, which comprises wholesale telecommunication services, which include our interconnection business, and our international business; and

•                     network infrastructure portfolio, which comprises our network services, satellite operations, infrastructure and tower operations.

Our “Information Business” operates our enterprise digital portfolio. Our enterprise digital portfolio comprises information and communications technology platform services and smart enabler platform services.

Our “Media and Edutainment Business” operates our consumer digital portfolio. Our consumer digital portfolio primarily comprises media and edutainment services that we offer to consumers such as mobile-based digital life services, e-Commerce services and IPTV services.

Historically, the largest share of our revenue has been derived from services related to our telecommunications businesses. Our business has not experienced significant seasonality.

The following is a brief overview of our six product portfolios.

A. Telecommunications Business

1. Mobile Portfolio

Our mobile portfolio comprises mobile voice, SMS and value-added services, as well as mobile broadband. We provide mobile and cellular communications services with GSM technology through our subsidiary, Telkomsel. Mobile services (including mobile data services) remained the largest contributor to our consolidated revenues in 2016.

Our postpaid mobile services, which comprised 2.4% of our cellular subscribers as of December 31, 2016, are marketed under the brand kartuHalo. Our prepaid services, which comprised 97.6% of our cellular subscribers as of December 31, 2016, are marketed under the brands simPATI, Kartu As and Loop.

•                     kartuHalo is a postpaid mobile telecommunications service targeted at the premium, professional and corporate market segments. kartuHalo offers several package options for our customers,  including the HaloFit My Plan and HaloFit Hybrid package options. Package offers vary based on price and data allowance, among other factors.

•                     simPATI is a prepaid service that targets the needs of the middle class market segment to provide a high quality telecommunication service, through the purchase of starter packs and top-up vouchers. Telkomsel offers simPATI Discovery, simPATI Entertainment and simPATI Gigamax which provide various mobile package options from time to time. Telkomsel provides traffic generated by simPATI subscribers priority of access to its network over traffic generated by Kartu As subscribers.

•                     Kartu As is a prepaid service targeting the lower middle class market segment, and offers a more affordable price compared to simPATI.

•                     Loop is a prepaid service targeting the youth segment through the provision of attractive data package options.

Our total cellular subscriber base increased 13.9%, or 21.3 million subscribers, from 152.6 million subscribers (comprising 3.5 million postpaid subscribers and 149.1 million prepaid subscribers) as of December 31, 2015 to 173.9 million subscribers (comprising 4.2 million postpaid subscribers and 169.7 million prepaid subscribers), as of December 31, 2016. The increase in our total cellular subscriber base was primarily driven by an increase in Loop subscribers a result of our promotion of mobile package options which target the youth segment.

Table of Content

Our mobile broadband services for all of our customers are marketed under the Telkomsel Flash brand name and are supported by LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2016, we had 60.0 million Telkomsel Flash subscribers, compared to 43.8 million subscribers as of December 31, 2015, an increase of 37.1%, or 16.2 million subscribers. This increase in subscribers was primarily a result of our successful promotion of mobile package options which offered lower tariffs that incentivized our customers to migrate from the pay-as-you-use usage model.

We continued to expand our 4G/LTE network in 2016. We continually analyze the market for potential expansion of our 4G/LTE network. We only commit to expand or add capacity to our network in geographies where our analysis indicates there is sufficient demand to support the service. In 2016, we continued to deploy 4G/LTE services in more cities and had 19.0 million 4G/LTE subscribers and 4G/LTE services covering 169 cities in Indonesia with 6,362 units of BTS as of December 31, 2016.

2. Fixed Portfolio

Our fixed portfolio comprises fixed voice and fixed broadband services.

In 2016, we continued to actively promote our “more for less” program, which aims to provide customers with more relevant benefits at a lower price through bundling services. Our bundling program is marketed under the commercial name IndiHome, which bundles in all-in-one packages consisting primarily of broadband internet, fixed wireline phone and interactive TV services at a competitive price.

In addition, we continued to add value-added services and features to our IndiHome product in 2016 in order to increase its attractiveness to potential customers. For instance, we began to offer customers increased internet speed and unlimited calls to cellular telephones at a fixed price. We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all Indonesia Wi-Fi access points in Indonesia. We also provide an application to manage accounts and bundle discounts with other add-on services.

As of December 31, 2016, we had 10.7 million subscribers on our fixed wireline network and 4.3 million fixed broadband subscribers.

3. Wholesale and International Portfolio

Our wholesale and international portfolio (which we previously referred to as interconnection and international portfolio) includes wholesale telecommunications services and our international business which is conducted through our subsidiary Telin.

Wholesale telecommunications services comprise primarily interconnection services, as well as network services, Wi-Fi, value-added services, hubbing, data center and content platform, data and internet, and solutions. We earn revenue from interconnection services from other telecommunications operators that utilize our network infrastructure in Indonesia, both for calls that terminate at or transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services.

We also have limited operations and/or interests in a number of jurisdictions outside Indonesia in telecommunications and data related areas. Our international operations comprise operations in the following jurisdictions:

•                     Singapore, through Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), where we operate as a facility-based operator and as a telecommunication provider;

•                     Hong Kong, through Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), where we provide mobile virtual network operator ("MVNO") services, operate a GraPARI center and provide wholesale voice, wholesale data and retail mobile services;

•                     Timor Leste, through Telekomunikasi Indonesia International S.A. ("Telin Timor Leste"), where we provide fixed telephone connection, cellular voice and broadband internet services, corporate solutions, and wholesale voice and data services;

•                     Australia, through Telekomunikasi Indonesia International Pty. Ltd. ("Telkom Australia"), where we provide business process outsourcing, information technology outsourcing and IT services;

Table of Content

•                     Macau, through Telkom Macau Limited, where we provide MVNO services and retail mobile services;

•                     Taiwan, through Telkom Taiwan Limited, where we provide MVNO services and retail mobile services;

•                     Malaysia, through Telekomunikasi Indonesia International Sdn. Bhd. ("Telin Malaysia"), where we have a minority interest in a joint venture that provides MVNO services;

•                     United States, through Telekomunikasi Indonesia International Inc. ("Telkom USA"), where we undertake businesses relating to telecommunications products, telecommunication services, information technology, information technology products and information technology services and maintain points of presence;

•                     Myanmar, through a branch office, where we provide IP transit services; and

•                     Saudi Arabia, through a branch office, where we provide MVNO services (under the SimPATI Saudi brand name, which is a co-branded product that we offer with a local operator) and operate a GraPARI center in Mecca to cater to Indonesian pilgrims.

4. Network Infrastructure Portfolio

Our network infrastructure portfolio includes network services, satellite operations, infrastructure and tower operations.

Satellite

Our satellite operations consist primarily of leasing satellite transponder capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up-link and down-link services for domestic and international users. We manage our satellite business through our subsidiaries, Telkom Metra and Patrakom. For more information see“— Network Infrastructure and Development — National Network — Transmission Network — Satellite”.

Tower

We lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2016, we had approximately 25,700 towers, comprised of approximately 8,700 towers owned by Mitratel and approximately 17,000 towers owned by Telkomsel, which was larger than the number of towers that were owned by each of PT Tower Bersama Infrastructure Tbk (“Tower Bersama”), PT Sarana Menara Nusantara Tbk (“Protelindo”) and PT Solusi Tunas Pratama Tbk, which are our principal competitors in the towers business. We aim to consistently expand our tower business, as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues from third party telecommunications providers.

B. Information Business

5. Enterprise Digital Portfolio

Our enterprise digital portfolio comprises information and communications technology platform services and smart enabler platform services.

Information and Communications Technology Platform Services

We provide information and communications technology platform services, which comprise the following services:

•                     enterprise connectivity, including fixed voice, fixed broadband and data communication services (comprising IP VPN, leased channel, ethernet services and managed network services);

•                     IT services, including system integration, IT outsourcing, premises integration and professional services;

Table of Content

•                     data center and cloud services, which include enterprise data center, collocation, hosting, disaster recovery center and content distribution networks, and cloud services, which include infrastructure-as-a-service, software-as-a-service and unified communications-as-a-service;

•                     business process outsourcing services; and

•                     devices and hardware sales and services, under which we sell CPE hardware and provide certain services including support services and IT security services.

Smart Enabler Platform Services

We also provide smart enabler platform services, in order to promote innovation, integrate industry ecosystems and foster change in consumer behavior in Indonesia.  Our smart enabler platform services comprise services relating to:

•                     tourism, such as the Indonesia Tourism Exchange platform which provides digital solutions for and facilitates the connection of various businesses in the tourism industry;

•                     payment, which offers bill payment, online payment gateway, e-Money and direct carrier billing;

•                     digital advertising, including digital out-of-home, mobile advertising, digital agency, media hub and analytics solutions;

•                     big data and data analytics, which offers a platform service to generate insights for targeted digital advertising and better understand the customer; and

•                     other smart enablers, including Internet of Things platform and network connectivity services.

As of December 31, 2016, we provided a total bandwidth of 1,750,617 Mbps to our broadband customers and  764,397 Mbps to our data communication services customers.

C. Media and Edutainment Business

6. Consumer Digital Portfolio

Our consumer digital portfolio primarily comprises media and edutainment services that we offer to consumers such as mobile-based digital life services, e-Commerce services and IPTV services. We also operate a venture capital fund through our subsidiary, PT Metra Digital Investama, which is also known as MDI Ventures.

We offer IPTV services including TV-on-demand and video-on-demand that we provide as part of our IndiHome services. Our e-Commerce services comprise blanja.com, an online marketplace that facilitates consumer-to-consumer and business-to-consumer sales.

Our mobile-based digital life services represent a group of digital businesses, aimed to provide consumers with digital services. Our mobile-based digital life services consist of:

•                     digital lifestyle, which focuses on providing a mobile entertainment experience for customers by targeting different segments and leveraging Telkomsel’s trusted billing system to facilitate transactions. It offers applications for music (LangitMusik, MusicMax and Ring Back Tone), video (VideoMax) and games;

•                     digital payment (mobile financial services), which is focused on creating a digital financial ecosystem by offering digital payment solutions. TCASH is an electronic money service provided by Telkomsel, which provides a digital solution that enables Telkomsel consumers to perform banking activities in a safe, easy and simple manner. Activities such as paying bills, transferring funds, and making online and offline retail payments, can be done easily on our customers’ smartphones and/or feature phones;

Table of Content

•                     digital advertising and analytics are part of Telkomsel’s digital business offering, and consist of digital advertising business and mobile banking solutions. The digital advertising business provides digital advertising media solutions for marketers. Mobile banking solutions provides mobile functions for the banking industry, such as banking SMS and user menu browser services; and

•                     enterprise digital services (previously named machine-to-machine business), which are focused on providing Internet of Things solutions to customers.

Network Infrastructure and Development

The vision of our network infrastructure and development program is to “Be the Driver” of our overarching corporate vision, which is to “Be the King of Digital in the Region”.

The mission of our network infrastructure and development program is to develop and maintain an agile and resilient network and IT infrastructure in order to support our digital services innovation.

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure, to support our Indonesia Digital Network program, which we discuss in greater detail below and (ii) our international network infrastructure, to support our international expansion program.

 National Network

We believe infrastructure development and the provision of connectivity are crucial aspects in our vision to become the “King of Digital”. We continue to pursue development of our network infrastructure to offer a more efficient and cost-competitive services, in line with the Government’s Indonesia Broadband Plan which lays out its aspirations to accelerate and expand broadband penetration in Indonesia. In addition, we aim to continue to develop and improve our network infrastructure with a view to developing a high-quality, efficient and competitive infrastructure in terms of costs for delivery of services.

As a result, we plan to continue to actualize digitization in Indonesia through our Indonesia Digital Network program which comprises three components, namely id-Convergence ("id-Con"), id-Access and id-Ring.

Our Indonesia Digital Network program involves the following three program developments:

1.                   id-Con: represents our aim to realize the convergence of various elements of our network infrastructure into an integrated multi-service and multi-device Next Generation Network. id-Con is a strategic initiative that focuses on providing a platform for the design, development and delivery of TIMES services and solutions. In order to develop such platform and ensure the reliability and scalability of our TIMES services and solutions, we intend to continue utilizing our data center facilities, and our cloud management platform. In addition, we are focused on securing the integrity of our platforms. We aim to continue designing and developing industry-specific smart enabler platforms for certain industries in Indonesia, such as the transportation, healthcare and public sectors.

2.                   id-Access: is our strategy to increase nationwide fixed and mobile broadband access penetration. We are focused on expanding our fiber optic network and modernizing our current access network infrastructure in order to realize cost efficiencies. Under this program, we intend to continue replacing copper cable network with fiber optic cables and terminating legacy node service networks. We intend to continue laying out fiber optic cables which can be integrated with the BTS network of Telkomsel as well as the network infrastructure of other operators, which could provide us with opportunities to expand our sources of revenue. In addition, we intend to continue improving the cross-operability of our and Telkomsel's broadband networks.

3.                   id-Ring: represents our aim to develop a resilient nationwide fiber optic backbone and establishing our domestic network infrastructure as a hub for international broadband traffic. In order to implement this strategy, we are developing the Indonesia Global Gateway cable system, which we intend to complete in 2018, in order to leverage Indonesia's strategic geographic location and provide an alternative direct broadband connection between Europe, Asia and America. In addition, we are actively developing a nationwide infrastructure network with a fiber optic backbone.

Table of Content

Fixed Wireline Network

As of December 31, 2016, we managed 10.7 million fixed wireline (fixed voice) connections. The following table sets forth data related to our fixed wireline network as of the dates indicated.

Operating Statistics	As of December 31,
	2012	2013	2014	2015	2016
Exchange capacity(1)	13,908,003	13,918,369	13,946,801	14,946,076	15,738,803
Installed lines(1)	11,109,156	10,650,652	10,341,807	14,946,076	15,738,803
Lines in service(2)	9,034,010	9,350,806	9,698,255	10,276,887	10,663,000
(1) Exchange capacity and installed lines since December 31, 2015 includes capacity and lines from TDM-based, softswitch and IMS technologies.
(2) Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

Fixed Wireless Network

We terminated our fixed wireless business in May 2015 however, our previous subscribers were able to use their old telephone numbers until December 2015. We migrated over 1.3 million fixed wireless subscribers to Telkomsel under our migration program.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operator in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE, 3.5G and 4G/LTE networks. The GSM/DCS network consists of 15 MHz of spectrum allocation on the 800/900 MHz frequency (which includes 7.5 Mhz of spectrum allocation that was reallocated to Telkomsel in connection with the termination of our fixed wireless business) and 22.5 MHz of contiguous spectrum allocation on the 1.8 GHz frequency. Telkomsel’s 3G network uses 15 MHz of contiguous spectrum allocation on the 2.1 GHz frequency. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In December 2014, Telkomsel became the first operator in Indonesia to commercially launch 4G/LTE services.  In 2016, Telkomsel added  25,744 units of BTS (including 4,601 units of 4G/LTE BTS), and as of December 31, 2016, Telkomsel’s digital network was supported by 129,033 units of BTS (including 6,362 units of 4G/LTE BTS). In 2016, Telkomsel added an additional 19,193 units of 3G BTS, bringing the total to 72,327 units of 3G BTS as of December 31, 2016.

Data and Internet Network

In 2016, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2016, we provided broadband access using fiber optics to  16.4 million home pass. As of December 31, 2016, our metro ethernet network expanded to 126,284 Gbps, which is able to provide broadband services throughout Indonesia. The metro ethernet is also used as the main link for IndiHome broadband services, softswitches and IT multimedia subsystems related to voice services, video services, enterprise VPN services and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2016, we have extended the capacity of our internet gateway to reach an installed capacity of 1,100 Gbps. This ensures the adequacy of the internet gateway capacity in anticipation of the expected growth for both fixed and mobile broadband traffic. In 2016, we also operated content distribution networks with an aggregate capacity of 1,590 Gbps in collaboration with Akamai, Google, Yahoo, Conversant and Edgecast.

As of December 31, 2016, we maintained six main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa) and Surabaya (at Rungkut and Kebalen). We are currently developing two main points of presence in Manado (at Manado Centrum and Manado Paniki) which we expect to be completed by the end of 2019. In addition, we maintained  40 primary points of presence in 31 cities in Indonesia as of December 31, 2016 and expect to complete the development of four primary points of presence in four additional cities in 2017.

Throughout 2016, we continued to expand the scope of Indonesia’s Wi-Fi services by deploying additional Network Access Points either through internal development programs and various forms of cooperation with third parties. As of December 31, 2016, a total of  362,200 Network Access Points had been installed.

Table of Content

Data Center

As of December 31, 2016, we operated data centers with an aggregate capacity of approximately 25,700 square meter at facilities located in Singapore and various sites in Indonesia. With the capabilities of this network, we are able to provide integrated data storage solutions to companies in Indonesia and Singapore.

Transmission Network

In 2016, we focused on the development of our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunication network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies.

Communications Cable System

Our transmission network had 19 backbone rings with an aggregate capacity of 74,240 Gbps as of December 31, 2016. As of December 31, 2016, we operate a fiber optic backbone totaling 85,770 km, which covers provinces from Aceh to Papua, including the Sulawesi-Maluku-Papua Cable System that we completed in 2017.

To increase our traffic capacity and broadband services in 34 cities in eastern Indonesia, we completed the construction of a backbone ring, known as the Sulawesi-Maluku-Papua Cable System that connects these cities that have previously been served by satellite transmission. The Sulawesi-Maluku-Papua Cable System was developed in two segments, with the first segment being 4,300 km long, serving 21 district capitals and connecting Kendari, Manado, Ternate, Ambon, Sorong, Fakfak, Makasar and Maumere, and the second segment being 3,155 km long, serving 13 district capitals and connecting Jayapura, Sarmi, Biak, Manokwari, Sorong, Fakfak, Timika and Merauke. We completed the first segment in 2015 and the second segment in the first quarter of 2017.

In addition, we intend to leverage Indonesia's strategic geographic location and provide an alternative direct broadband connection between Europe, Asia and America by developing the Indonesia Global Gateway cable system. The Indonesia Global Gateway cable system is intended to connect two major submarine cable systems, namely the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and, when completed, the Southeast Asia-United States (SEA-US) submarine cable systems. In addition, the Indonesia Global Gateway cable system is planned to connect 12 major cities within Indonesia, including Batam, Jakarta, Surabaya and Manado, spanning a length of 5,700 km. We expect this cable system to increase our domestic traffic capacity and broadband services. In 2016, we completed the construction of all landing stations and support facilities related to this project. We expect to complete the construction of this cable system in the middle of 2018.

Satellites

We operate three satellites, namely Telkom-1, Telkom-2 and Telkom-3S.

The Telkom-1 satellite operates at orbital slot 108 E. It has a capacity of 36 transponders (which is equivalent to an aggregate of 36.00 TPE) consisting of : (i) 24 standard C-band transponders; and (ii) 12 extended C-band transponders, with coverage over Indonesia. We obtained an assessment from Lockheed Martin Corporation that estimated that the operational lifespan of the Telkom-1 satellite would be through 2021.

The Telkom-2 satellite currently operates at orbital slot 118 E but we plan to relocate it to orbital slot 157 E when the Telkom-3S satellite completes its in-orbit performance tests. We expect to operate the Telkom-2 satellite at such orbital slot for its remaining estimated operational life which we expect to end approximately in 2020. The Telkom-2 satellite has a capacity of 24 standard C-band transponders (which is equivalent to an aggregate of 24.00 TPE) with coverage over Indonesia and South Asia. We plan to continue operating the Telkom-2 satellite with coverage over Indonesia and South Asia after we complete relocating its orbital slot.

Table of Content

The Telkom-3S satellite was launched in February 2017 and is currently undergoing in-orbit performance tests which we expect to be completed by April 2017. At the completion of such in-orbit performance tests, we plan to locate to the Telkom-3S satellite at orbital slot 118 E to replace the Telkom-2 satellite and transfer all of the Telkom-2 satellite's transmission services to the Telkom-3S satellite. The Telkom-3S satellite has a capacity of 42 transponders (which is equivalent to an aggregate of 49.00 TPE) consisting of: (i) 24 standard C-band transponders; (ii) 8 extended C-band transponders; and (iii) 10 Ku-band transponders, which would have coverage over Indonesia.

In addition, we have entered into a contract for the procurement of the Telkom-4 satellite, which is currently planned for launch in the third quarter of 2018 as a replacement for the Telkom-1 satellite. The Telkom-4 satellite is planned to operate at orbital slot 108 E with coverage over Indonesia and South Asia. It is currently being constructed and designed to have a capacity of 60 transponders (which is equivalent to an aggregate of 60.00 TPE) which would consist of: (i) 24 standard C-band transponders which would have coverage over Indonesia; (ii) 24 standard C-band transponders which would have coverage over South Asia; and (iii) 12 extended C-band transponders, which would have coverage over Indonesia.

All of our satellites are controlled from a main control station in Cibinong, Bogor in West Java. To ensure the continuity of services, we operate a backup control station in Banjarmasin, South Kalimantan.

We also leased a 25.79 TPE (transponder equivalent to 36 MHz) from the following satellites: JSAT-5A (132 E) in the amount of 6.28 TPE, Eutelsat 172 A (172 E) in the amount of 6.39 TPE, Chinasat-10 (110 E) in the amount of 2.12 TPE, Intelsat-8 (169 E) in the amount of 3.86 TPE, KTSAT (75 E) in the amount of 2.00 TPE, ABS-2 (75 E) in the amount of 1.14 TPE, Chinasat-11 (98 E) in the amount of 0.36 TPE and APSTAR-6 (134 E) in the amount of 3.64 TPE. We expect that our requirement to lease transponders from third party satellites to decrease after we complete the transfer of the Telkom-2 satellite's transmission services to the Telkom-3S satellite.

We are also currently exploring various alternatives to cooperate with other operators to provide capacity for us, including cooperation through long-term leases, joint development of a satellite in an orbital slot covering Indonesia and acquisition of satellites in the orbit.

International Networks

We plan to continue with the development of our international network infrastructure to support our international expansion strategy and vision to be the “King of Digital in the Region". We operate international gateways in Batam, Jakarta and Surabaya to route outgoing and incoming calls on our IDD service (“007”).

We currently own or have interests in global submarine cable infrastructure that connects the continents of Europe, Asia and America through submarine cable system consortiums for the Batam-Singapore Cable System (BSCS), Dumai-Malacca Cable System (DMCS), Asia-America Gateway (AAG), Singapore-Japan Cable System (SJC), the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine cable system, which was completed in December 2016, and the Southeast Asia-United States (SEA-US) submarine cable system which we expect to be completed in the fourth quarter of 2017.

To support our international services for both voice and data, Telin operates 29 points of presence in various parts of the world, including in Asia (four points of presence in Jakarta, three points of presence in Singapore, two points of presence in each of Batam and Hong Kong, one point of presence in each of Dili, Dubai, Dumai, Kuala Lumpur, Seoul, Surabaya, Tokyo and Yangon), Europe (one point of presence in each of Amsterdam, Frankfurt, London and Marseilles) and the United States (two points of presence in Los Angeles, CA and one point of presence in each of Ashburn, VA, New York, Palo Alto, CA and San Jose, CA).

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the periods indicated.

Table of Content

	Years Ended December 31,
	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	87,896	100,456	114,093	8,469
Foreign Countries	1,800	2,014	2,240	166
Total	89,696	102,470	116,333	8,635

Overview of Telecommunication Services Rates

Under Law No.36 of 1999 and Government Regulation No.52 of 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.             Fixed line telephone tariffs

Under MoCI Regulation No.15/PER/M.KOMINFO/4/2008, the tariff structure for basic telephony services connected through fixed line network is comprised of the following:

•                     activation fee;

•                     monthly subscription charges;

•                     usage charges; and

•                     additional facilities fee.

b.             Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Regulation No.09/PER/M.KOMINFO/04/2008, (on mechanism to determine tariffs of telecommunication services connected through mobile cellular network) ("MoCI Regulation No.9/2008") which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. Under MoCI Regulation No.9/2008, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

•                     basic telephony services tariff;

•                     roaming tariff; and

•                     multimedia services tariff,

with the following traffic structure:

•                     activation fee;

•                     monthly subscription charges;

•                     usage charges; and

•                     additional facilities fee.

Table of Content

c.             Interconnection tariffs

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 of the Director General of Post and Informatics of the MoCI ("DGPI"), the DGPI required our Company and Telkomsel to submit Reference Interconnection Offer (“RIO”) proposals to the Indonesian Telecommunication Regulatory Body (“ITRB”) for evaluation on an annual basis.Subsequently, the ITRB in its letters No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 approved our Company’s and Telkomsel's RIO revisions and approved an SMS interconnection tariff at Rp24 per SMS.

d.             Network lease tariffs

Through MoCI Regulation No.03/PER/M.KOMINFO/1/2007 (on network lease) ("MoCI Regulation No.03/2007"), the Government regulated the form, type, tariff structure and tariff formula for services related to network leases. Pursuant to  MoCI Regulation No.03/2007, the Director General of Post and Telecommunication issued Decree No.115 of 2008 in conformity with the Company’s proposal.

e.             Tariffs for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Marketing, Sales and Distribution

We have implemented a comprehensive marketing and promotional strategy to bolster our brand and to boost sales, including through marketing communication activities and product and service distribution channel development. To increase sales, we also use above and below the line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

We adjust our marketing and promotional strategy and customer service in accordance with the characteristics of our businesses, products and services as well as customer preferences. The following provides a description of our marketing and promotional strategies by each customer facing unit.

Mobile Customer Facing Unit

For our mobile customer facing unit, which is responsible for our mobile portfolio, we focus our marketing efforts to encourage customers who currently only utilize mobile voice and SMS services to commence utilizing mobile broadband services. For instance, in 2016, we continued to offer device bundling programs under which we sell 3G-capable and 4G/LTE-capable devices which we bundle with data package options. We also continued our promotion of mobile package options in order to encourage existing mobile broadband services customers to increase their use of such services. In addition, we continued to focus on promoting data package options which target the youth segment which we market under our Loop brand. Our efforts to increase our subscribers and ARPU include providing digital lifestyle and digital payment services which we provide as mobile-based digital life services.

In 2016, we continued to introduce new products and mobile package options to appeal to our various groups of customers. For example, we introduced simPATI Gigamax, a mobile package option which offers large internet quota and bonuses for accessing high definition streamed videos. In 2016, we also introduced Kartu As Puas Internetan, a mobile package option which offers weekly and monthly data package options and a data package for accessing Facebook and Over The Top instant messaging applications.

Consumer Customer Facing Unit

For our consumer customer facing unit, which is responsible for our fixed portfolio, we market our IndiHome services based on the “more for less” framework, whereby customers get more benefits with less cost compared to the cost of the individual services. In addition, we continued to add value-added services and features to our IndiHome products in 2016 in order to increase its attractiveness to potential customers. For instance, we began to offer customers increased internet speed and unlimited calls to cellular telephones at a fixed price. We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all Indonesia Wi-Fi access points in Indonesia.

Table of Content

Enterprise Customer Facing Unit

For our enterprise customer facing unit, which is responsible for our enterprise digital portfolio, we implement a "go to market" strategy under the Smart Connected Society program, which comprises: (i) a smart government initiative, under which we aim to become the Government's strategic information and communications technology ("ICT") partner by tailoring solutions that support the Government's ICT programs; (ii) an enterprise connected ecosystem initiative, under which we market end-to-end digital ICT solutions to our enterprise customers which address their specific as well as industry-wide needs and (iii) the SME digital society initiative, under which we market basic ICT solutions in bundled packages to SMEs in Indonesia.

Wholesale and International Customer Facing Unit

 For our wholesale and international customer facing unit, which is responsible for our wholesale and international portfolio as well as our network infrastructure portfolio, we focused on implementing: (i) smart pricing, which is our strategy to tailor prices to particular types of customers and with the aim of maintaining interconnection traffic; and (ii) improving customer services in order to maintain strong relationships with our customers.

Digital Service Customer Facing Unit

For our digital service customer facing unit, which is responsible for our consumer digital portfolio, we implement a "Go To Market" strategy which focuses on strengthening and improving digital innovation, including by:

•                     creating digital services with unique features, such as digital music, video, gaming, e-commerce and travel;

•                     designing digital business models which we specifically tailor for each of our corporate customers;

•                     providing customer experience innovation through a digital theme park, experience center and digital experiences at our outlets;

•                     leveraging our assets and inventory to obtain increasing insight into digital services and customer experience; and

•                     growing the portfolio of our digital business through investment in digital startups in order to be a part of Indonesia's digital ecosystem.

Distribution Channels

The following are our primary distribution channels for our products and services:

▪     Plasa Telkom Outlets and GraPARI Centers are outlets that function as walk-in customer service points, where customers have access to the full range of Telkom and Telkomsel’s respective products and services, including billing, payment, subscription cancellation, promotion and complaint handling. As of December 31, 2016, we managed 566 Plasa Telkom outlets and 84 GraPARI centers in Indonesia and seven international GraPARI centers (in Saudi Arabia, Singapore, Hong Kong, Macau, Taiwan and Malaysia), and had an additional 332 GraPARI centers in Indonesia which were managed by third party business partners. Several of our GraPARI centers operate on a 24-hour basis. As of December 31, 2016, we also operated 487 GraPARI mobile units which are sales points located in vehicles which can travel to reach customers across the country.

•                     Authorized dealers and retail outlets are distribution outlets for Telkomsel products such as starter packs, prepaid SIM cards and top-up vouchers. We operate an extensive network of authorized dealers and retail outlets across Indonesia. These dealers are non-exclusive, and they receive a discount on all of the products they receive.

•                     Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third party marketing outlets such as computer or electronic stores, banks through their ATM networks and others.

•                     Contact centers are call centers that support our customers’ ability to access certain of our products and services, including making billing enquiries, submitting complaints and accessing certain promotions and service features. We operate 24-hour contact center facilities in Jakarta, Bogor, Surabaya and Semarang.

Table of Content

•                     Account Management Teams are teams that manage relationships and account portfolios of large enterprises, Government agencies and medium-scale businesses.

•                     Sales Specialists is a team with a deep product and technical knowledge in order to provide appropriate and effective recommendations of solutions to corporate customers who work together with our Account Managers.

•                     Tele Account Management is a team that supports our SME customers and prospective business customers through inbound and outbound calls for pre-sales, sales and other customer service requirements.

•                     Channel Partners serve as resellers that conducts sales and marketing activities to our enterprise customers to seek their specific requirements.

•                     Digital Touch Points are web and mobile application-based services which we  provide to our IndiHome subscribers and corporate customers. We operate My IndiHome, a self-care mobile application-based service for IndiHome customers, that allows customers to register new subscriptions, manage payments and billing, report and monitor network problems, access video-on-demand services and manage customer reward programs. In addition, we operate www.telkomsolution.com to promote the products and services that we offer under our enterprise digital portfolio, and www.smartbisnis.co.id to promote our products and services to SME customers.

•                     Websites, we operate www.telkom.co.id and www.telkomsel.com, which enable our customers to access certain of our products and services. Available services include e-Billing, registration, collective billing registration and submission of complaints.

•                     Social Media, we use social media, primarily Facebook, Instagram and Twitter, to enable customers to interact with us regarding our products and services.

Licensing

To provide national telecommunications services, we have a number of product and service licenses that are consistent with applicable laws, regulations or decrees.

Our license to provide IPTV services is in the process of undergoing periodic evaluation by the Government. We have secured new licenses that have been adjusted as required, which are as follows:

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency (which includes 7.5 Mhz of spectrum allocation which was reallocated to Telkomsel in connection with the termination of our fixed wireless business), 22.5 MHz of spectrum allocation in the 1.8 GHz frequency and 15 MHz of spectrum allocation in the 2.1 GHz frequency. The licenses do not have a set expiry date, but will be evaluated every five years. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTSs.

In connection with the termination of our fixed wireless business and transfer of such business to Telkomsel, in September 2014, the MoCI, through Decision Letter No.934 of 2014, approved the reallocation of the 800 MHz frequency previously used for our fixed wireless business to Telkomsel. Telkomsel completed the takeover in October 2016.

The MoCI has announced plans to hold a limited auction of unused radio frequency spectrum in the 2100 MHz and 2300 MHz frequencies by the middle of 2017.

Fixed Network and Basic Telephony Services

We have the following licenses to operate local fixed network, fixed domestic long distance network, fixed international call and fixed closed network:

•         MoCI Decree No.839 of 2016 (on license to operate fixed domestic long distance network);

Table of Content

•         MoCI Decree No.844 of 2016 (on license to operate fixed closed network) ("MoCI Decree  No.844/2016");

•         MoCI Decree No.846 of 2016 (on license to operate fixed international network) ("MoCI Decree No.846/2016"); and

•         MoCI Decree No.948 of 2016 (on license to operate circuit switched based local fixed line network).

These licenses do not have a set expiry date, but will be evaluated every five years.

International Calls

We have a license to operate a fixed network to provide international call services pursuant to MoCI Decree No.846/2016.

We have a license to operate a fixed closed network pursuant to MoCI Decree  No.844/2016. This license allows us to lease installed fixed closed network to, among others, telecommunication network and service operators, and to provide an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

 According to MoCI Regulation No.16/PER/M.KOMINFO/9/2005 (on the provision of international telecommunications transmission facilities through SCCS) ("MoCI Regulation No.16/2005"), overseas telecommunications operators wishing to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Regulation No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 from the MoCI.

Directorate General of Post and Telecommunication of the MoCI (“DGPT”) Decree No.93 of 2016 (on limited fixed network license) granted our subsidiary, Telin, a license to operate a fixed closed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

The foregoing licenses do not have a set expiry date, but they will be evaluated every five years.

VoIP

We are licensed to provide internet telephony services for public utilization for commercial use as provided under  DGPI  Decree No.127 of 2016 (on internet telephony services for public utilization). Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.65 of 2015 (internet telephony services for public utilization). These licenses do not have a set expiry date, but they will be evaluated every five years.

ISP

We are licensed as an ISP under MoCI Decree No.2176 of 2016 (on internet access services).  Telkomsel is also licensed to provide multimedia internet access services with nation-wide coverage under DGPI Decree No.19 of 2016 (on internet access services). These licenses do not have a set expiry date, but tthey will be evaluated every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services pursuant to DGPI Decree No.331/KEP/M.KOMINFO/09/2013 (on internet interconnection service (network access point)). This license does not have a set expiry date, but it will be evaluated every five years.

Data Communication System (“SISKOMDAT”)

We have a license to provide data communication system services pursuant to DGPI Decree No.191 of 2016 (on data communication system services). This license does not have a set expiry date, but it will be evaluated every five years.

Table of Content

Payment Method Using e-Money

Following the implementation of Bank Indonesia Regulation No.11/11/PBI/2009, as amended by PBI No.14/2/PBI/2012, and Circular Letter of Bank Indonesia No.11/10/DASP, which was last amended by Circular Letter of Bank Indonesia No.18/33/DKSP (on the usage of card-based payment instruments (“APMK”)) and Bank Indonesia Regulation No.11/12/PBI/2009, as amended by Bank Indonesia Regulation No.18/17/PBI/2016 on e-Money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-Money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-Money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP. We operate our e-Money business under the brand names “T-cash”. With the issuance of Bank Indonesia Circular Letter No.9/9/DASP, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai prepaid card.

These permits do not have a set expiry date or a period of adjustment as long as: (i) we and Telkomsel continue to conduct the relevant businesses and we do not violate any applicable regulation; and (ii) the Government does not amend or revoke such permits.

Remittance Service

We and Telkomsel have licenses to operate as money transfer services providers pursuant to Bank Indonesia letters No.11/23/Bd/8 of 2009 and No.12/48/DASP/13 of 2009. These permits do not have a set expiry date or a period of adjustment as long: (i) as we and Telkomsel continue to conduct the relevant businesses, (ii)  we do not violate any applicable regulation and (iii) the Government does not amend or revoke such permits.

IPTV

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision (“Indonusa”) as a consortium obtained a license to operate IPTV services through MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 of 2011.  Our license to provide IPTV services is undergoing periodic evaluation by the Government.

Construction Services Business License (“IUJK”)

In 2015, we renewed our Level 5 IUJK which permits us to conduct disaster recovery system construction services, which is currently valid until June 2018.

Content Provider Services

We have applied for a content provider services license which is expected to complete in 2017.

Trademarks, Copyrights, Industrial Designs and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of creativity and innovation, we have registered a number of intellectual property rights, including trademarks, copyrights, and patents with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) patents on technological inventions in the form of telecommunications products, systems and methods.

Telecommunications Industry in Indonesia

The Indonesian economy recorded a healthy growth of 5.0% in 2016 according to the Indonesian Central Bureau of Statistics. The telecommunications and information industry in Indonesia also recorded a healthy growth of 8.9% in 2016 according to the Indonesian Central Bureau of Statistics. This demonstrates that the need for telecommunication and access to information is increasing and has become a basic need of Indonesian society and that people are continuing to increase telecommunication spending driven by an increase in purchasing power.

Table of Content

The telecommunications industry, especially the mobile segment, is generally characterized by a relatively healthy competitive situation with a rational pricing strategy. It is a combination of industry players who are more focused on service and network quality and the positive result of industry consolidation that occurred in the past.

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration increasingly limited. By subscriber numbers, the three largest cellular operators in Indonesia are Telkomsel, Indosat and XL Axiata, which collectively accounted for more than 80% of the market share based on the estimated number of total subscribers as of December 31, 2016. As of December 31, 2016, Telkomsel remained the largest cellular provider in Indonesia, with approximately 173.9 million cellular subscribers and a market share of approximately 48% based on the estimated number of total subscribers.

The shifting trend from legacy services (such as voice and SMS) to data services continues to advance, driven by cheaper prices of smartphones as well as the rapidly growing youth segment. Data traffic has grown significantly, while SMS service traffic has decreased. We expect that this trend will continue, given that smartphone penetration in Indonesia is still relatively low with relatively low data consumption by smartphone users, and that the growth of the telecommunications industry will be driven by the growth of data services.

One of the main challenges faced by the industry is the increasing use of Over The Top services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high.

The demand for fixed broadband services in Indonesia continued to increase in 2016, especially in the large cities, marked by an increase in total broadband subscribers. The Indonesian public appreciates the importance of high-quality internet connectivity to houses as evidenced by the level of investment made by the Government and private enterprises for the development of fiber optic networks. Currently, the penetration of fixed broadband services in Indonesia is relatively lower than in some neighboring countries such as Singapore and Malaysia. Therefore, we expect that the fixed broadband segment will continue to grow in the future, in line with the expected growth of the middle class in Indonesia.

Data consumption in the mobile segment continued to increase, and it is expected that the consumption level per user will continue to grow from the current average data consumption per user. Such growth in data consumption will require significant capital expenditure in order to provide the necessary increase in capacity and coverage to accommodate such growth. The level of ARPU in Indonesia is also relatively low compared to the global or Asia Pacific average.

The increasing penetration of smartphones and data consumption has fueled the growth of digital content and applications. With better mobile data connectivity, people have begun consuming a variety of digital content and application services beyond social media, such as e-Commerce, digital payment, digital advertising, games and video streaming, and it has also led to a variety of innovative applications such as ridesharing, delivery and marketplace applications. We expect for this trend to continue in the future.

For the fixed broadband segment, we and PT Link Net Tbk, which is affiliated with the Lippo Group and operates under the "LinkNet" brand, have a significant market share. Within the telecommunication tower business, we had approximately 25,700 towers, comprising approximately 8,700 towers owned by Mitratel and approximately 17,000 towers owned by Telkomsel as of December 31, 2016, which was larger than the number of towers that were owned by each of Tower Bersama, Protelindo and PT Solusi Tunas Pratama Tbk.

Under the Indonesia Broadband Plan 2014-2019, which was implemented through Presidential Decree No.96 of 2014, the Government intends to facilitate an increase in access to fixed broadband infrastructure in Indonesia. Access to fixed broadband infrastructure in urban areas (with capacity of at least 20 Mbps) is targeted to reach 71% of households and 30% of the urban population, while access to mobile broadband infrastructure (with capacity of at least 1 Mbps) is targeted to reach the entire urban population by 2019. For rural areas, access to fixed broadband infrastructure (with capacity of at least 10 Mbps) is targeted to reach 49% of households and 6% of the rural population, while access to mobile broadband infrastructure (with capacity of at least 1 Mbps) is targeted to reach 52% of the rural population by 2019. In the Indonesia Broadband Plan 2014-2019, broadband is defined as internet access with guaranteed nonstop connectivity, guaranteed durability and network security, as well as triple-play capability comprised of voice, internet and IPTV services with a minimum speed of 2 Mbps for fixed access and 1 Mbps for mobile access.

Table of Content

Competition

Measures following the Telecommunications Law’s adoption in 2000 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Others — Legal Basis and Regulation — Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Indonesian telecommunications sector is regulated by the Telecommunications Law, which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, to facilitate new entrants as well as to increase transparency and competition. The Telecommunications Law abolished the concept of "organizing entities" in the industry, which terminated the special status of Telkom and Indosat as the organizing body responsible for coordinating telecommunication services domestically and internationally. In order to increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among fellow telecommunication operators.

The Telecommunications Law is implemented through various Government regulations and ministerial regulations, including Government Regulation No.52/2000, MoCI Regulation No.1/PER/M.KOMINFO/01/2010 (on provision of telecommunication networks, as amended by MoCI Regulation No.7 of 2015, Decree of the Minister of Transportation No.KM33 of 2004 (on monitoring of fair competition of the fixed network and basic telephone service operations) and Decree of the Minister of Transportation No.KM.4 of 2001 (on the national basic technical plan 2000 for the national telecommunications development) ("National Technical Telecommunications Plan"). The National Technical Telecommunications Plan has been amended several times, most recently by MOCI Decree No.17 of 2014. Along with the Telecommunications Law, the National Technical Telecommunications Plan determines the basic vision for the development of Indonesia’s telecommunications regulator.

The government is currently encouraging healthy competition and transparency in the telecommunications sector, even though the government does not prevent operators from obtaining and increasing its dominance in the market through specific regulations. Nevertheless, the government prohibits market leading operators from abusing its dominant position.

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by the Competition Law. The Competition Law prohibits agreements and activities which amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Competition Law, the KPPU was established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 (on mergers and acquisitions potentially causing monopolistic practices or unfair business practices) ("GR No.57/2010").  GR No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. GR No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

Cellular

We operate our cellular service business through our 65% majority-owned subsidiary, Telkomsel.

As of December 31, 2016, Telkomsel remained the largest cellular provider in Indonesia, with approximately 173.9 million cellular subscribers and a market share of approximately 48% based on the estimated number of total subscribers. The next largest providers were Indosat and XL Axiata, which had a market share of approximately 24% and 13%, respectively, based on the estimated number of total subscribers as of December 31, 2016. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand, and Smartfren Telecom, which is part of the Sinar Mas Group.

Table of Content

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration increasingly limited. There were approximately 364.3 million cellular subscribers in Indonesia as of December 31, 2016, a 8.9% increase from approximately 334.5 million as of December 31, 2015 according to BMI Research (a Fitch Group company).  The shifting trend from legacy services (such as voice and SMS) to data services continues to advance, driven by cheaper prices of smartphones as well as the rapidly growing youth segment. Data traffic has grown significantly, while SMS service traffic has decreased. We expect that this trend will continue, given that smartphone penetration in Indonesia is still relatively low with relatively low data consumption by smartphone users, and that the growth of the telecommunications industry will be driven by the growth of data services.

The following table sets out information as of December 31, 2016 for each of three leading cellular providers in Indonesia:
Operator
	Telkomsel	Indosat	XL Axiata
Launch date	1995	1967	1989
2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	15 MHz**	10 MHz	7.5 MHz
2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	22.5 MHz	20 MHz	22.5 MHz
3G spectrum allocation (2.1 GHz)	15 MHz	10 MHz	15 MHz
Market share*	48%	24%	13%
Subscribers*	173.9 million	85.7 million	46.5 million
(*) As of December 31, 2016
(**) Includes 7.5 Mhz which was reallocated to Telkomsel in connection with the termination of our fixed wireless business.

Fixed Services

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2000. We compete with other major fixed broadband service providers such as PT Link Net Tbk, First Media and PT Supra Primatama Nusantara (BizNet Networks) as well as new providers such as PT Media Nusantara Citra Tbk and PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" brand).

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat. However, in line with development of digital technology, our IDD services also face competition from VoIP and other Over The Top voice services such as Skype, WhatsApp and Line.

Voice over Internet Protocol (VoIP)

We formally launched our voice service through VoIP technology in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, PT Atlasat Solusindo, PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia.

We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with Over The Top voice services such as Skype, Whatsapp and Line.

Satellite

The Asia Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure, due to the characteristics of the region as an archipelago. The capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, occasional usage TV, military and government network, video distribution, DTH television, flight communication and disaster recovery.

Table of Content

We compete with a number of other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. However, we believe that demand for satellite transponder capacity still exceeds current supply. We are currently conducting in-orbit performance tests on the Telkom-3S satellite, which we expect to be completed by April 2017 and are currently developing the Telkom-4 satellite as a replacement for the Telkom-1 satellite, which is currently planned for launch in the third quarter of 2018. At the completion of the in-orbit performance tests of the Telkom-3S satellite, we plan to locate it at orbital slot 118 E to replace the Telkom-2 satellite and transfer all of the Telkom-2 satellite's transmission services to it. The Telkom-2 satellite currently operates at orbital slot 118 E but we plan to relocate it to orbital slot 157 E.

Tower

As of December 31, 2016, we had approximately 25,700 towers, comprised of approximately 8,700 towers owned by Mitratel and approximately 17,000 towers owned by Telkomsel, which was larger than the number of towers that were owned by each of Tower Bersama, Protelindo and PT Solusi Tunas Pratama Tbk, which are our principal competitors in the towers business.

Others

The dynamic development of the telecommunications sector has opened up new opportunities, particularly with the increasing growth of Over The Top services which provide a substitute service to basic telecommunications services such as voice and SMS. Certain Over The Top service providers are particularly popular, including WhatsApp, Facebook, Line and many others. The presence of these Over The Top services has affected the use of legacy services, particularly SMS, which has resulted in traffic falling in recent years.

Legal Basis and Regulation

The framework for the telecommunications industry comprises specific laws, government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time.

Telecommunications Law

The telecommunications sector is primarily governed by the Telecommunications Law, which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants, and enhanced transparency and competition.

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

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such regulations include:

•                      Government Regulation No.52/2000 (on telecommunications services).

•                      MoCI Regulation No.1/PER/M.KOMINFO/01/2010 (on operation of telecommunications networks), as amended by MoCI Regulation No.7 of 2015.

•                      Minister of Transportation Decree No.KM.21/2001 (on the provision of telecommunications services) that was most recently amended by MoCI Regulation No.8/2015.

•                      Minister of Transportation Decree No.33/2004 (on the supervision of healthy competition in the provision of fixed network and basic telephony services).

•                      Minister of Transportation Decree No.KM.4/2001 (on the determination of fundamental technical plan national 2000 for national telecommunications development) that was most recently amended by MoCI Regulation No.17/2014.

Table of Content

Telecommunications Regulators

The authority to regulate the telecommunications industry is held by the MoCI. Pursuant to authorities assigned to him under the Telecommunications Law, the Minister of Communication and Informatics sets policies, regulates, supervises and controls the telecommunications industry in Indonesia. The authority to regulate the postal and telecommunications sectors in Indonesia including with respect to licensing, numbering, interconnection, universal service obligation and business competition is held by the Directorate General of Post and Informatics of the MoCI (“DGPI”). The authority to regulate matters related to radio frequency spectrum and standardization of telecommunications equipment in Indonesia is held by the Directorate General of Posts and Informatics Resources and Equipment of the MoCI (“DGRE”).

On July 11, 2003, the Ministry of Communication promulgated the Telecommunications Regulatory Authority Regulation, pursuant to which it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the ITRA, while maintaining the authority to formulate policies for the industry. The ITRA is chaired by the DGPI and comprises nine members, including six members of the public and three members selected from Government institutions (DGRE and Director of DGPI and a government representative appointed by the Minister of Communication and Information).

Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized telecommunication services into following three categories: (i) provision of telecommunication networks; (ii) provision of telecommunication services; and (iii) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and Minister of Transportation Decree No.KM.21/2001 (on operation of telecommunications services) which was last amended by MoCI Regulation No.8/2015 (on amendments relating to the provision of telecommunications services), are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified network operations into fixed and mobile networks. Minister of Transportation Decree No.KM.21/2001 categorized the provision of services into basic telephony services, value-added telephony services, and multimedia services.

IDD Services

We have a license to provide IDD services under MoCI Decree No.846/2016. We offer IDD fixed line services to customers using the “007” IDD access code.

Cellular

Cellular telephone service is provided in Indonesia on radio frequency spectrum in the 1.8 GHz (neutral technology) and 2.1 GHz (UMTS technology) and 900 MHz (neutral technology). The MoCI regulates the use and allocation of radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 800 MHz, 900 MHz, 1.8 GHz and 2.1 GHz frequencies. The allocation of spectrum in the 2.1 GHz frequency is regulated by:

•                      MoCI Decree No.19/KEP/M.KOMINFO/2/2006 (on the determination of winner of IMT-2000 mobile cellular operator selection at 2.1 GHz frequency).

•                      MoCI Decree No.268/KEP/M.KOMINFO/9/2009 (on the determination of additional allocation of radio frequency bandwidth blocks, tariffs, and payment scheme radio frequency spectrum right of usage fees for IMT-2000 mobile cellular operators at 2.1 GHz frequency).

•                      MoCI Decree No.191 of 2013 (on the determination of Telkomsel as winner in the selection of users of additional frequency bandwidth at 2.1 GHz frequency for IMT-2000 mobile cellular operators).

Table of Content

Interconnection

The Telecommunications Law expressly prohibits monopolistic and unfair business practices and requires network providers to allow users to access other users or obtain services from other networks by paying interconnection fees agreed upon by each network operator. Government Regulation No.52/2000 (on telecommunications operations) provides that interconnection charges between two or more network operators must be transparent, mutually agreed upon and fair.

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 (on interconnection) (“MoCI Regulation No.8/2006”), which mandated a cost-based interconnection tariff scheme for all network and services operators and replaced the previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator which terminates the call based on a long-run incremental cost formula. MoCI Regulation No.8/2006 requires operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs.

Pursuant to MoCI Regulation No.8/2006 and ITRA Letter No.246/BRTI/VIII/2007, we submitted a RIO proposal to the ITRA in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, we and all other network operators signed new interconnection agreements that superseded previous interconnection agreements between us and other network operators, and also amended all interconnection agreements signed in December 2006.

On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. New interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 (on the implementation of interconnection charges) in 2011. This was the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed upon by all operators and outlined in a memorandum of understanding.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation, which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain the ITRA’s approval, necessitating changes in our and Telkomsel’s RIOs which were approved on June 20, 2012. ITRB in its letters No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 approved our and Telkomsel's revisions of RIOs regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS. As of the date of this Annual Report, no recalculation of interconnection fees for 2014 had been carried out as doing so would have been preceded by an evaluation on interconnection charges in 2013.

VoIP

In January 2007, the Government implemented interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.KOMINFO/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No.14/PER/M.KOMINFO/04/2011, as partly revoked by MoCI Regulation No.11 of 2014, which imposed quality control standards in relation to VoIP services and this became effective three months thereafter, to which we and other operators must adhere.

IPTV

Several provisions in the MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”) (on the implementation of IPTV service) has been amended by MoCI Regulation No.15/2014 (on the implementation of IPTV service) that became the legal basis for the IPTV licensing and regulates the provision of IPTV services, including the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers.

Government Regulation No.52/2005 (on broadcasting implementation of the broadcasting subscription institute) provides that broadcasting can be conducted using satellites, cables and terrestrial transmitters. Broadcasting using satellite could have a nationwide range, while cables and terrestrial transmitters have a range of a particular region.

Table of Content

MoCI Regulation No.11/2010 recognizes IPTV as a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Referring to MoCI Regulation No.15/2014, the licenses that we needed, among others, included: (a) local fixed network license, mobile network or fixed closed network license, (b) operating internet access/ISP license, and (c) broadcasting operation of subscription television broadcasting services institution license.

Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio frequencies, as stipulated in MoCI Regulation, our satellite operations are also regulated by the Radio Communications Bureau of the International Telecommunications Union.

Furthermore, MoCI Regulation No.21/2014 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires such foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation.

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

USO

All telecommunications operators, whether network or service providers, are bound by a USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.25 of 2015 stipulated, among others, that when providing telecommunication access and services in rural areas (as part of the Government's USO program), the provider is determined through a selection process by the Rural Telecommunications and Informatics Center (Balai Telekomunikasi dan Informatika Pedesaan or “BTIP”) which was established based on MoCI Decree No.35/PER/M.KOMINFO/11/2006. Subsequently, based on MoCI Decree No.18/PER/M.KOMINFO/11/2010, BTIP was changed to the Telecommunications and Informatics Financing Provider and Management Center (Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika or "BPPPTI").

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Pursuant to Government Regulation No.80/2015 (on tariffs for non-tax state revenue that apply to the MoCI) (“GR No.80/2015”), the current USO tariff rate is 1.25% of gross revenue, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in September 2016, the MoCI issued MoCI Regulation No.17/2016 (on guideline of the implementation of tariffs for non-tax state revenue applicable to the USO), which was amended by MoCI Regulation No.19/2016, effective as of November 8, 2016 ("MoCI Regulation No.17/2016"). MoCI Regulation No.17/2016 stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged.

Telecommunication Regulatory Charges

On November 9, 2015, the Government issued Government Regulation No.80 of 2015 (on the types and tariffs of non-tax state revenue applicable for the MoCI) ("GR No.80/2015") which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

Based on GR No. 80/2015, the upfront fee are paid in at twice the amount of the offering price submitted by each bidding process winner, while the annual license fee for telecommunication operations are paid according to the amount of the lowest offering price from the bidding process winner. The MoCI will stipulate the amount and timing of payment for the radio frequency spectrum right of use.

Table of Content

Further, telecommunication equipment and devices for research, development, education and disaster handling purposes can be used after obtaining a utilization period statement letter. After the utilization period as provided in the statement letter has expired, the respective equipment and devices which will be re-used for its original purposes must be certificated with a 50% certification fee. Telecommunication equipment and devices with a local content certificate of higher than 50% are charged at 50% of the certificate type and a testing fee as provided in the GR.

Under GR No. 80/2015, the gross revenue constituting the basis for telecommunication right of use fee calculation can be deducted by (i) receivables which have been written off from the telecommunication operation and (ii) payment of interconnection fee obligation and/or the interconnectedness received by telecommunication operator, which is the right of another party. This deduction is further governed by a MoCI regulation.

Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 (on guidelines on construction and utilization of sharing telecommunication towers) (“MoCI Regulation No.02/2008”). Under MoCI Regulation No.02/2008, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers without any discrimination, with due regards to the technical capacity of the respective tower.

Since the operations of telecommunication towers involves a number of relevant Government bodies, on March 30, 2009, a joint regulation was issued in the form of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 (on guidelines for the construction and shared use of telecommunications towers) (“Joint Decree”).

The Joint Decree regulates that the license for telecommunication tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is determined by reference to investment and operational costs, the return of investment and the profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

Content Provider Service

Content provider service is regulated by the Ministry of Communication and Information through Regulation No.21/2013 (on the management of content provider services on cellular mobile networks and wireless local static networks with limited mobility), as amended by the Ministry of Communication and Information Regulation No.6/2015 of February 6, 2015.

C.                  ORGANIZATIONAL STRUCTURE

We have adopted a strategic control approach to the management of our Group, which we believe provides productive flexibility throughout our business entities in accordance with the characteristics of each customer facing unit.

In implementing this strategic control approach:

1.    the role of the corporate office is focused on creating and implementing our overall corporate strategy (i.e. directing overall strategy, portfolio strategy and parenting strategy).

2.       we tailor parenting style to the particular characteristics of the business segment and portfolios.

3.       we seek to empower each customer facing unit in line with their respective particular characteristics.

In order to synchronize our organizational structure with our business character as well as with the dynamic business challenges we face, we revised our parenting strategy based on customer segmentation in order to achieve structural and operational alignment with our business portfolios. As a result of this transformation, our strategic control over our subsidiaries is mapped onto five customer facing units, which are discussed in greater detail below:

Table of Content

•                     Our mobile customer facing unit is responsible for our mobile portfolio.

•                     Our consumer customer facing unit is responsible for our fixed portfolio.

•                     Our enterprise customer facing unit is responsible for our enterprise digital portfolio.

•                     Our wholesale and international customer facing unit is responsible for our wholesale and international portfolio as well as our network infrastructure portfolio.

•                     Our digital services customer facing unit is responsible for our consumer digital portfolio.

Each customer facing unit manages subsidiaries that operate our business portfolios which are relevant to such customer facing unit’s customer segmentation. In addition, each customer facing unit is responsible for the strategic development and performance of the subsidiaries which it oversees.

In order to support our parenting strategy, we have four functional units which perform certain specified internal corporate functions. Our functional units are discussed in greater detail below:

•                     Our digital strategic portfolio functional unit is responsible for creating company value through the optimization and harmonization of functional management strategy and business development, realize synergies within each  customer facing units, maximize cross-customer facing unit synergies and optimize synergies among SOEs.

•                     Our network, IT and solutions functional unit is responsible for promoting integrated network and IT infrastructure across our subsidiaries.

•                     Our finance functional unit is responsible for implementation cost and capital eficiency program and maximizing the value of our assets.

•                     Our human capital management functional unit is responsible for implementing an organizational structure based on customer facing units, implementing shared service within our Company, upgrading human resources programs to  enhance digital and international talents and foster digital culture to strengthen digital business.

The table below sets forth our operating companies and significant subsidiaries and associate organized under the relevant customer facing unit and functional unit, including those subsidiaries that hold our principal telecommunications licenses, our percentage ownership interest, direct and indirect, and our voting power in each subsidiary as of December 31, 2016.

Subsidiary and associate	Customer Facing Unit or Functional Unit	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect) (%)	Voting Power (%)
PT Telekomunikasi Selular (Telkomsel)	Mobile	Indonesia	65	65
PT Telkom Akses (Telkom Akses)	Consumer	Indonesia	100	100
PT Finnet Indonesia (Finnet)	Enterprise	Indonesia	60	60
PT Infomedia Nusantara (Infomedia)	Enterprise	Indonesia	100	100
PT Jalin Pembayaran Nusantara (Jalin)	Enterprise	Indonesia	100	100
PT Multimedia Nusantara (Telkom Metra)	Enterprise	Indonesia	100	100
PT Patra Telekomunikasi Indonesia (Patrakom)	Enterprise	Indonesia	100	100
PT PINS Indonesia (PINS)	Enterprise	Indonesia	100	100
PT Sigma Cipta Caraka (Sigma)	Enterprise	Indonesia	100	100
PT TeltraNet Aplikasi Solusi (Teltranet)	Enterprise	Indonesia	51	51
PT Dayamitra Telekomunikasi (Mitratel)	Wholesale and International	Indonesia	100	100
PT Infrastruktur Telekomunikasi Indonesia (Telkominfra)	Wholesale and International	Indonesia	100	100

Table of Content

Subsidiary and associate	Customer Facing Unit or Functional Unit	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect) (%)	Voting Power (%)
PT Telekomunikasi Indonesia International (Telin)	Wholesale and International	Indonesia	100	100
PT Melon (Melon)	Digital Services	Indonesia	100	100
PT Metra Digital Investama (MDI)	Digital Services	Indonesia	99.99	99.99
PT Metra Plasa (Metra Plasa)	Digital Services	Indonesia	60	60
PT Metranet (Metranet)	Digital Services	Indonesia	100	100
PT Graha Sarana Duta (Telkom Property)	Finance	Indonesia	99.99	99.99

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2016, is contained in Notes 1d and 9 to our Consolidated Financial Statements included elsewhere in this report.

D.                            PROPERTY AND EQUIPMENT

Our property and equipment are primarily used for telecommunication operations, which mainly consist of transmission and installation equipment, cable network and switching equipment. A description of these is contained in Note 10 to our Consolidated Financial Statements and “— Business Overview — Network Infrastructure and Development". See item 5 “Operating and Financial Review and Prospects — Liquidity — Capital Expenditures” for material plans to construct, expand or improve our property and equipment.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No.5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or HGB) and Right of Use (Hak Guna Usaha or HGU). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

We own several pieces of land located throughout Indonesia with the right to build and use for a period of 10 to 45 years, which will expire between 2017 and 2053. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years and is renewable for an additional 20 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. All assets owned by our Company have been pledged as collateral for bonds and certain bank loans. Certain property and equipment of our subsidiaries with gross carrying value amounting to Rp11,385 billion as of December 31, 2016 have been pledged as collateral for lending agreements. Please refer to Notes 16 and 17 to our Consolidated Financial Statements.

Insurance

As of December 31, 2016, property and equipment excluding land rights, with net carrying amount of Rp105,144 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling Rp11,861 billion, US$1,236 million, HKD3 million and SGD40 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-United States affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

Table of Content

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2016 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Our subsidiary, Telkomsel, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be government-controlled entities. In 2016, we recorded gross revenues of US$23,126 from these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel’s customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenue of approximately Rp56.9 million from these services in 2016. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunications services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A.                                        OPERATING RESULTS

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2016, we had approximately 173.9 million mobile cellular subscribers through Telkomsel, 10.7 million subscribers on our fixed wireline network, and 64 million broadband subscribers. We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Growth of the Indonesian economy slowed in 2016 as growth in gross domestic product decreased from an average of 5.8% between 2011 and 2015 to 4.8% in 2016 and inflation accelerated from an average of 4.5% between 2012 and 2015 to 5.0% in 2016 (source: Indonesia Central Bureau of Statistics). The Rupiah depreciated from an average of Rp8,779  to one U.S. Dollar in 2012 to an average of Rp13,307 in 2016 and hitting low of Rp13,946 in 2016 (source: Bank Indonesia). Though the exposure of our Company and our subsidiaries to foreign exchange rates are not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in U.S. Dollars and Japanese Yen.

See Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk”.

The growth in our revenues in 2016 compared with 2015 was largely driven by increases in revenues from data, internet and information technology services of  23.3%.

Our operating results in 2016 compared with 2015 also reflected an increase in expenses. This increase was mainly driven by operation, maintenance and telecommunication services expenses, which increased primarily as a result of an increase in our network capacities to better serve our customers, particularly for internet and data service.

Table of Content

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Data, Internet, and Information Technology Services

In Indonesia mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of our ARPU from approximately Rp43,000 in 2015 to approximately Rp45,000 in 2016.

Data, internet and information technology services revenues accounted for 50.6% of our consolidated revenues for 2016, up from 46.6% for 2015. Revenues from our data, internet and information technology services increased by 23.3% from 2015 to 2016. The increase in data, internet and information technology services revenues in 2016 was primarily due to a 44.0% increase in revenue from cellular internet and data, and 6.2% increase in revenue from non-cellular internet, data communication and information technology service. We seek to continue to increase such revenues as we continue to invest in improving broadband infrastructure.

We expect that revenue from cellular internet and data will continue to increase and contribute a larger portion of our consolidated revenues in line with an expected increase in the prevalence of smartphone usage in Indonesia. We also intend to increase such revenues by focusing our marketing efforts to encourage customers who currently only utilize mobile voice and SMS services to commence utilizing mobile broadband services. We also intend to continue our promotion of mobile package options in order to encourage existing mobile broadband services customers to increase their use of such services.

Flattening Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunication services, such as Over The Top products including instant voice and messaging services and other mobile services. As a result, while cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, have increased in the past, this increase has moderated and we expect that it will continue to moderate in the future. Our cellular telephone revenues increased by 3.3% from Rp37,285 billion in  2015 to Rp38,497 billion 2016. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that contribution from data, internet and information technology services will continue to grow and comprise a greater percentage of our consolidated revenues in the future . Our revenues from cellular phone services accounted for 33.1% of our consolidated revenues for 2016 compared to 36.3% for 2015. See Item 3 “Key Information – Risk Factors – Risks Related to our Business – Risks Related to our Fixed and Cellular Telecommunication Business".

Increase in operations and maintenance expenses

We expect that our operations and maintenance expenses will continue to increase in the future in line with our expected growth in subscribers and traffic as well as the investments that we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase in our network capacities to better serve our customers. Our operations and maintenance expenses increased by Rp1,918 billion, or 12.7%, from Rp15,129 billion in 2015 to Rp17,047 billion in 2016. Our operations and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services and accounted for 21.9% of our total expenses for 2016.

Deferred tax benefits realized under Government tax incentive scheme

On December 29, 2015, we filed an application for fixed assets revaluation for tax purpose using self-assessed revaluation amount and paid the related final income tax amounting to Rp750 billion. We are required to submit the revaluation amount that has been evaluated by Public Independent Appraiser (“KJPP”). In 2016, we appointed a KJPP to perform fixed assets revaluation. We planned to submit the related KJPP report in two phases, where KJPP reports Phase 1 and Phase 2 will be submitted before December 31, 2016 and December 31, 2017, respectively.

On October 28, 2016, we submitted KJPP report (Phase 1) reporting a revaluation increment of Rp7,078 billion. As a result, we recognized a deferred tax asset of Rp1,415 billion for 2016 which resulted in a deferred tax benefit of Rp1,721 billion for 2016. We expect to settle such deferred tax benefit with respect to our book income within 20 years.

Table of Content

On December 15, 2016, we re-submitted fixed assets revaluation application for Phase 2 to Directorate General of Taxation (“DGT”). In accordance with the regulation, we are required to submit the fixed assets revaluation assessed by KJPP on December 31, 2017 at the latest. There is no assurance that the Government will approve of such applications.

Telkom’s Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income For the Years ended December 31, 2014, 2015 and 2016. Each item is expressed as a percentage of total revenues or expenses.

	2014		2015		2016
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Revenues
Telephone Revenues
Cellular
Usage charges	33,723	37.6	36,853	35.9	38,238	32.9	2,838
Monthly subscription charges	567	0.6	432	0.4	259	0.2	19
	34,290	38.2	37,285	36.3	38,497	33.1	2,857
Fixed Lines
Usage charges	5,347	6.0	4,635	4.5	3,847	3.3	286
Monthly subscription charges	2,697	3.0	2,821	2.8	3,311	2.8	246
Call Center	290	0.3	275	0.3	290	0.2	22
Others	101	0.1	102	0.1	94	0.1	7
	8,435	9.4	7,833	7.7	7,542	6.4	561
Total Telephone Revenues	42,725	47.6	45,118	44.0	46,039	39.5	3,418
Interconnection Revenues	4,708	5.2	4,290	4.2	4,151	3.6	308
Data, Internet and Information Technology Services Revenues
Cellular, internet and data	13,563	15.1	19,665	19.2	28,308	24.3	2,101
Short Messaging Service ("SMS")	14,034	15.7	15,132	14.8	15,980	13.7	1,186
Internet, data communication and information technology services	9,987	11.1	12,307	12.1	13,073	11.2	970
Pay TV	96	0.1	581	0.4	1,546	1.3	115
Others	128	0.2	135	0.1	64	0.1	5
Total Data, Internet and Information Technology Services Revenues	37,808	42.2	47,820	46.6	58,971	50.6	4,377
Network Revenues	1,280	1.4	1,231	1.2	1,444	1.4	107
Others Revenues
Sales of handset	582	0.7	1,516	1.5	1,490	1.3	111
Telecommunication tower leases	700	0.8	721	0.7	733	0.6	54
Call center service	446	0.5	668	0.7	678	0.6	50
E-payment	74	0.1	126	0.1	424	0.4	31
E-health	165	0.1	192	0.2	415	0.4	31
CPE and terminal	61	0.1	221	0.2	192	0.1	14
Others	1,147	1.3	567	0.6	1,796	1.5	134
Total Other Revenues	3,175	3.6	4,011	4.0	5,728	4.9	425
Total Revenues	89,696	100.0	102,470	100.0	116,333	100.0	8,635
Expenses
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	11,512	18.7	15,129	21.1	17,047	21.9	1,265

Table of Content

	2014		2015		2016
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Radio frequency usage charges	3,207	5.2	3,626	5.1	3,687	4.8	274
Leased line and CPE	1,073	1.7	1,913	2.7	2,578	3.3	191
Concession fees and USO charges	1,818	3.0	2,230	3.1	2,217	2.8	165
Cost of IT services	357	0.6	882	1.2	1,563	2.0	116
Cost of handset sold	421	0.7	1,493	2.1	1,481	1.9	110
Electricity, gas and water	1,180	1.9	1,014	1.4	960	1.2	71
Cost of SIM cards and vouchers	610	1.0	444	0.6	624	0.8	46
Vehicles rental and supporting facilities	272	0.4	296	0.4	367	0.5	27
Tower lease	1,065	1.7	646	0.9	322	0.4	24
Insurance	335	0.5	312	0.4	256	0.3	19
Others	438	0.7	131	0.2	161	0.2	13
Total Operations, Maintenance and Telecommunication Services Expenses	22,288	36.1	28,116	39.2	31,263	40.1	2,321
Depreciation and Amortization	17,178	27.9	18,572	25.9	18,556	23.8	1,377
Personnel Expenses
Salaries and related benefits	5,076	8.2	5,684	7.9	7,122	9.2	529
Vacation pay, incentives and other benefits	3,504	5.7	4,575	6.5	4,219	5.4	312
Pension benefit cost	643	1.1	443	0.6	1,068	1.4	79
Early retirement program	-	-	683	1.0	628	0.8	47
LSA expenses	115	0.2	152	0.2	237	0.3	18
Net periodic post-employment health care benefit cost	248	0.4	216	0.3	163	0.1	12
Other employee benefit cost	56	0.1	53	0.1	82	0.1	6
Other post-employment benefit cost	48	0.1	47	0.1	48	0.1	4
Others	86	0.1	32	0.0	45	0.1	3
Total Personnel Expenses	9,776	15.9	11,885	16.7	13,612	17.5	1,010
Interconnection Expenses	4,893	7.9	3,586	5.0	3,218	4.1	239
General and Administrative Expenses
General Expenses	967	1.6	1,032	1.4	1,626	2.1	121
Provision for impairment of receivables	784	1.3	1,010	1.4	743	1.0	55
Professional fees	266	0.4	424	0.6	594	0.8	44
Travelling	355	0.6	347	0.5	436	0.5	32
Training, education and recruitment	528	0.9	393	0.5	399	0.4	30
Meeting	162	0.3	163	0.2	207	0.3	15
Collection expenses	369	0.6	368	0.5	152	0.2	11
Social contribution	96	0.2	116	0.2	134	0.2	10
Others	436	0.7	351	0.5	319	0.4	24
Total General and Administrative Expenses	3,963	6.6	4,204	5.8	4,610	5.9	342
Marketing Expenses	3,092	5.0	3,275	4.6	4,132	5.3	307
Loss on foreign exchange - net	14	0.0	46	0.1	52	0.1	4
Other expenses	396	0.6	1,917	2.7	2,469	3.2	183
Total expenses	61,617	100.0	71,603	100.0	77,824	100.0	5,776
Other income	1,076		1,500		751		56
Operating Profit	29,172		32,369		39,172		2,908
Finance income	1,238		1,407		1,716		127
Finance costs	(1,814)		(2,481)		(2,810)		(209)
Share of profit (loss) of associated companies	(17)	0.0	(2)	0.0	88	0.0	7
Profit before Income Tax	28,579		31,293		38,166		2,833
Net Income Tax Expense	(7,341)		(8,023)		(9,017)		(669)

Table of Content

	2014	2015	2016
	(Rp billion)%	(Rp billion)%	(Rp billion)%	(US$ million)
Profit for the Year	21,238	23,270	29,149	2,164
Other Comprehensive Income (Expenses) - Net	810	493	(2,099)	(156)
Net Comprehensive Income for the Year	22,048	23,763	27,050	2,008
Profit for the year attributable to owners of the parent company	14,437	15,451	19,333	1,435
Net comprehensive income for the year attributable to owners of the parent company	15,291	16,003	17,312	1,285
Basic and Diluted Earnings per Share (in full amount)
Profit per share	147.78	157.38	195.99	0.01
Profit per ADS (100 shares of common stock per ADS)	14,778.00	15,738.00	19,599.85	1.45

Financial Overview

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Total revenues increased by Rp13,863 billion, or 13.5%, from Rp102,470 billion in 2015 to Rp116,333 billion (US$8,635 million) in 2016. The increase was primarily contributed by increases in internet, data and information technology service revenues, cellular telephone revenues, and others revenues.

a.                   Cellular Telephone Revenues

Cellular telephone revenues  increased by Rp1,212 billion, or 3.3%, from Rp37,285 billion in 2015 to Rp38,497 billion (US$2,857 million) in 2016. This increase was primarily due to an increase in usage charges by Rp1,385 billion, or 3.8%, from Rp36,853 billion in 2015 to Rp38,238 billion in 2016 in line with an increase in Telkomsel subscribers from 152.6 million as of December 31, 2015 to 173.9 million as of December 31, 2016.

This increase was partially offset by a decrease in monthly subscription charges by Rp173 billion, or 40.0%, from Rp432 billion in 2015 to Rp259 billion in 2016.

b.                   Fixed Line Telephone Revenues

Fixed lines revenues decreased by Rp291 billion, or 3.7%, from Rp7,833 billion in 2015 to Rp7,542 billion (US$561 million) in 2016. The decrease in fixed lines revenues was primarily due to a decrease in usage charges of Rp788 billion, or 17.0%, from Rp4,635 billion in 2015 to Rp3,847 billion in 2016 due to a decrease in revenues from voice services.

This decrease was partially offset by an increase in monthly subscription charges of Rp490 billion, or 17.4%, due to an increase in revenues from IndiHome services.

c.                    Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 50.6% of our consolidated revenues for 2016, compared to 46.6% for 2015. Data, internet and information technology service revenues increased by Rp11,151 billion, or 23.3%, from Rp47,820 billion in 2015 to Rp58,971 billion (US$4,377 million) in 2016. This increase was primarily due to an:

Table of Content

•                     increase in data cellular and internet revenues by Rp8,643 billion, or 44.0%, from Rp19,665 billion in 2015 to Rp28,308 billion in 2016 primarily driven by an increase in mobile broadband usage and an increase in  Flash subscribers from 43.8 million subscribers as of December 31, 2015 to 60.0 million subscribers as of December 31, 2016. For additional information on factors driving the growth of our data cellular and internet revenues, see "--- Principal Factors Affecting our Financial Condition and Results of Operations --- Increase in Data, Internet, and Information Technology Services";

•                     increase in Pay TV income by Rp965 billion, or 166.1%, from Rp581 billion in 2015 to Rp1,546 billion in 2016 due to an increase in revenues from interactive TV services that we offer as part of the IndiHome bundled service;

•                     increase in SMS revenues by Rp848 billion, or 5.6%, from Rp15,132 billion in 2015 to Rp15,980 billion in 2016 primarily due to our implementation of variable pricing which was based on the geographical location of users; and

•                     increase in internet, data communication and information technology service revenue by Rp766 billion, or 6.2%, from Rp12,307 billion in 2015 to Rp13,073 billion in 2016 primarily due to an increase of fixed broadband subscribers from 4.0 million as of December 31, 2015 to 4.3 million as of December 31, 2016.

This increase was partially offset by a decrease in other data and internet revenues by Rp71 billion, or 52.6%, from Rp135 billion in 2015 to Rp64 billion in 2016.

d.                   Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp139 billion, or 3.2%, from Rp4,290 billion in 2015 to Rp4,151 billion (US$308 million) in 2016 primarily due to a decrease in domestic interconnection of Rp365 billion, or 16.0%, from Rp2,276 billion in 2015 to Rp1,911 billion in 2016 primarily due to a decrease in domestic interconnection traffic.

This decrease was partially offset by an increase in international interconnection revenues of Rp226 billion, or 11.2%, from Rp2,014 billion in 2015 to Rp2,240 billion in 2016 primarily due to an increase in international interconnection traffic.

e.                    Network Revenues

Network revenues increased by Rp213 billion, or 17.3%, from Rp1,231 billion in 2015 to Rp1,444 billion (US$107 million) in 2016 primarily due to an increase in satellite transponder lease revenue by Rp533 billion, or 104.1%, from Rp512 billion in 2015 to Rp1,045 billion in 2016 primarily due to an increase of satellite transponder capacity from  4,648 million MHz as of December 31, 2015 to  6,801 million MHz as of December 31, 2016. This increase was partially offset by a decrease in leased line revenue of Rp320 billion, or 44.5%, from Rp719 billion in 2015 to Rp399 billion in 2016.

f.                 Other Revenues

In 2016, revenues from other services increased by Rp1,717 billion, or 42.8%, from Rp4,011 billion in 2015 to Rp5,728 billion (US$425 million) in 2016. The increase was primarily due to an:

•                     increase in other revenues by Rp1,229 billion, or 216.8%, from Rp567 billion in 2015 to Rp1,796 billion in 2016 primarily due to an increase in revenues from leasing and trading activities PT Telkom Akses, manage non-device others, room rentals, and income from building and hotel;

•                     increase in e-Payment revenues by Rp298 billion, or 236.5%, from Rp126 billion in 2015 to Rp424 billion in 2016; and

•                     increase in e-health revenue by Rp223 billion, or 116.1%, from Rp192 billion in 2015 to Rp415 billion in 2016.

This increase was partially offset by a decrease in CPE  revenues by Rp29 billion, or 13.1%, from Rp221 billion in 2015 to Rp192 billion in 2016.

Table of Content

Other Income

Other income decreased by Rp749 billion, from Rp1,500 billion, or 49.9%, in 2015 to Rp751 billion (US$56 million) in 2016 primarily due to a decrease in income from sales of scrapped copper cables extracted during the process of replacing copper cables with fiber optic cables and income from penalties received from third party vendors.

Expenses

Total expenses increased by Rp6,221 billion, or 8.7%, from Rp71,603 billion in 2015 to Rp77,824 billion (US$5,776 million) in 2016. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication service expenses, personnel expenses and marketing expenses.

a.                   Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp3,147 billion, or 11.2%, from Rp28,116 billion in 2015 to Rp31,263 billion (US$2,321 million) in 2016.

The increase in operations, maintenance and telecommunication service expenses was primarily attributable to an:

•                     increase in operations, maintenance and telecommunication service expenses by Rp1,918 billion, or 12.7%, from Rp15,129 billion in 2015 to 17,047 billion in 2016 due to an increase in expenses associated with network maintenance to improve our mobile cellular and IndiHome service;

•                     increase in informatics technology services expenses by Rp681 billion, or 77.2%, from Rp882 billion in 2015 to Rp1,563 billion in 2016 in line with an increase in information technology service revenues;

•                     increase in leased lines and CPE expenses of Rp665 billion, or  34.8%, from Rp1,913 billion in 2015 to Rp2,578 billion in 2016 which was used for operation and maintenance of leased lines; and

•                     increase in cost of SIM card and voucher sales by Rp180 billion, or 40.5%, from Rp444 billion in 2015 to Rp624 billion in 2016.

This increase was partially offset by a decrease in tower leases of Rp324 billion, or 50.2%, from Rp646 billion in 2015 to Rp322 billion in 2016.

b.                   Depreciation and Amortization

Depreciation and amortization decreased by Rp16 billion, or 0.1%, from Rp18,572 billion in 2015 to Rp18,556 billion (US$1,377 million) in 2016.

c.                    Personnel Expenses

Personnel expenses  increased by Rp1,727 billion, or 14.5%, from Rp11,885 billion in 2015 to Rp13,612 billion (US$1,010 million) in 2016. This increase was primarily due to an:

•                     increase in employees’ salary expenses of Rp1,438 billion, or 25.3%, from Rp5,684 billion in 2015 to Rp7,122 billion in 2016 primarily due to performance bonus paid during the year;

•                     increase in net periodic pension costs of Rp625 billion, or 141.1%, from Rp443 billion in 2015 to Rp1,068 billion in 2016 primarily due to an increase in our contributions to our employees' pension schemes;

The above increases were partially offset by a decrease in vacation pay, incentives and other benefits expenses of Rp356 billion, or 7.8%, from Rp4,575 billion in 2015 to Rp4,219 billion primarily due to a reclassification of certain benefits that we provide to our employees as salaries.

Table of Content

d.                   Interconnection Expense

Interconnection expense decreased by Rp368 billion, or 10.3%, from Rp3,586 billion in 2015 to Rp3,218 billion (US$239 million) in 2016 in line with a decrease in interconnection revenues.

e.                    General and Administrative Expense

General and administrative expenses increased by Rp406 billion, or 9.7%, from Rp4,204 billion in 2015 to Rp4,610 billion (US$342 million) in 2016 primarily due to an increase in general and administrative expenses of Rp594 billion, or 57.6%, from Rp1,032 billion in 2015 to Rp1,626 billion in 2016.

This increase was partially offset by a:

•                     decrease in provision for  impairment of receivables of Rp267 billion, or 26.4%, from Rp1,010 billion in 2015 to Rp743 billion in 2016; and

•                     decrease in collection expenses of Rp216 billion, or 58.7%, from Rp368 billion in 2015 to Rp152 billion in 2016.

f.                    Marketing Expense

Marketing expenses increased by Rp857 billion, or 26.2%, from Rp3,275 billion in 2015 to Rp4,132 billion (US$307 million) in 2016. This increase was primarily due to  increased expenses for the marketing of our products, primarily related to Telkomsel's 4G/LTE services and our IndiHome services.

g.                    Loss on Foreign Exchange - net

Loss on foreign exchange – net increased by Rp6 billion, or 13.0%, from Rp46 billion in 2015 to Rp52 billion (US$4 million) in 2016.

h.                   Other Expenses

Other expenses increased by Rp552 billion, or 28.8%, from Rp1,917 billion in 2015 to Rp2,469 billion (US$183 million) in 2016 primarily due to the accrual of expenses relating to value-added tax liabilities for 2016 which are currently under calculation by the Indonesian Tax Office.

Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp6,803 billion, or 21.0%, from Rp32,369 billion in 2015 to Rp39,172 billion (US$2,908 million) in 2016. Operating profit margin increased from 31.6% in 2015 to 33.7% in 2016.

Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp6,873 billion, or 22.0%, from Rp31,293 billion in 2015 to Rp38,166 billion (US$2,833 million) in 2016. Pre-tax margin increased from 30.5% in 2015 to 32.8% in 2016.

Net Income Tax Expense

Income tax expense increased by Rp994 billion, or 12.4%, from Rp8,023 billion in 2015 to Rp9,017 billion (US$669 million) in 2016, in line with the increase in profit before income tax. This was partially offset by deferred tax benefits of Rp1,721 billion in 2016 compared to Rp342 billion in 2015, primarily due to deferred tax assets recognized in 2016. For more information regarding such deferred tax benefits, see "--- Principal Factors Affecting Our Financial Condition And Results of Operations --- Deferred tax benefits realized under Government tax incentive scheme

Table of Content

Other Comprehensive Income (Expenses) – Net

We recorded other comprehensive expenses of Rp2,099 billion (US$156 million) for 2016 compared to other comprehensive income of Rp493 billion for 2015 primarily due to actuarial losses recognized in 2016 relating to our Defined Benefit Pension Plan.

Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp3,287 billion, or 13.8%, from Rp23,763 billion in 2015 to Rp27,050 billion (US$2,008 million) in 2016.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp3,882 billion, or 25.1%, from Rp15,451 billion in 2015 to Rp19,333 billion (US$1,435 million) in 2016.

Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company increased by Rp1,309 billion, or 8.2%, from Rp16,003 billion in 2015 to Rp17,312 billion (US$1,285 million)  in 2016.

Profit per Share

Profit per share increased by Rp39, or 24.5%, from Rp157.38 in 2015 to Rp195.99 in 2016.

Year ended December 31, 2015 compared to year ended  December 31, 2014

Revenues

Total revenues increased by Rp12,774 billion, or 14.2%, from Rp89,696 billion in 2014 to Rp102,470 billion  in 2015. The increase was primarily contributed by increases in data, internet and information technology service revenues, cellular telephone revenues and others telecommunication services revenues.

a.                   Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,995 billion, or 8.7%, from Rp34,290 billion in 2014 to Rp37,285 billion in 2015.

Usage charges increased by Rp3,130 billion, or 9.3%, from Rp33,723 billion in 2014 to Rp36,853 billion in 2015 due to an increase of 8.6% in both our prepaid and postpaid subscribers . This increase was partially offset by a decrease in monthly subscription charges of Rp135 billion, or 23.8%, from Rp567 billion in 2014 to Rp432 billion in 2015.

Our total cellular telephone revenues accounted for 36.3% of our consolidated revenues for the year ended December 31, 2015.

b.                   Fixed Line Telephone Revenues

Fixed lines revenues decreased by Rp602 billion, or 7.1%, from Rp8,435 billion in 2014 to Rp7,833 billion in 2015. The decrease in fixed lines revenues was due to a decrease in usage charges of Rp712 billion, or 13.3%, primarily due to a decrease in local and domestic long distance usage. This decrease was partially offset by an increase in monthly subscription charges of Rp124 billion, or 4.6%.

c.                    Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 46.6% of our consolidated revenues for 2015, compared to 42.2% for 2014.

Table of Content

Data, internet and information technology service revenues increased by Rp10,012 billion, or 26.5%, from Rp37,808 billion in 2014 to Rp47,820 billion in 2015. This increase was primarily due to an increase in revenues from data cellular internet by Rp6,102 billion, or 45.0%, which was driven primarily by a growth in mobile broadband usage including from an increase of 40.3% in Flash subscribers from 31.2 million subscribers as of December 31, 2014 to 43.8 million subscribers as of December 31, 2015 which was primarily driven by an increase in the adoption of smartphones.

SMS revenues increased by Rp1,098 billion, or 7.8%, from Rp14,034 billion in 2014 to Rp15,132 billion in 2015 driven primarily by the successful implementation of cluster-based pricing and Pay TV revenues increased by Rp485 billion, or 505.2%.

d.                   Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp418 billion, or 8.9%, from Rp4,708 billion in 2014 to Rp4,290 billion in 2015 primarily due to a decrease in domestic interconnection by Rp632 billion, or 21.7%. This decrease was  partially offset by an increase in international interconnection revenues of Rp214 billion, or 11.9%.

e.                    Network Revenues

Network revenues decreased by Rp49 billion, or 3.8%, from Rp1,280 billion in 2014 to Rp1,231 billion in 2015 primarily due to a decrease in our satellite transponder lease revenue by Rp158 billion, or 23.6%, from Rp670 billion in 2014 to Rp512 billion in 2015, which was partially offset  by an increase in leased lines revenue of Rp109 billion, or 17.9%.

f.                    Other Revenues

In 2015, revenues from other services increased by Rp836 billion, or 26.3%, from Rp3,175 billion in 2014 to Rp4,011 billion in 2015. The increase was primarily due to an increase of Rp934 billion, or 160.5% in sales of handset, Rp222 billion, or 49.8% in call center service revenues and Rp160 billion, or 262.3% in CPE and terminal revenues. It was partly offset primarily by decrease in other revenues by Rp580 billion, or 50.6%.

Other Income

Other income increased by Rp424 billion, from Rp1,076 billion in 2014 to Rp1,500 billion  in 2015 due to an increase in gain on disposal or sale of property and equipment.

Expenses

Total expenses increased by Rp9,986 billion, or 16.2%, from Rp61,617 billion in 2014 to Rp71,603 billion in 2015. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication services, personnel expenses and other expenses.

a.                   Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp5,828 billion, or 26.1%, from Rp22,288 billion in 2014 to Rp28,116 billion in 2015.

The increase in operations, maintenance and telecommunication service expenses was primarily attributable to the following:

•                     operations and maintenance increased by Rp3,617 billion, or 31.4%, due to an increase in expenses associated with network maintenance to improve our mobile cellular and IndiHome service;

•                     cost of handset sales increased by Rp1,072 billion, or 254.6%, from Rp421 billion in 2014 to Rp1,493 billion in 2015 due to an increase in cost relating to handset sales;

Table of Content

•                     leased lines and CPE increased by Rp840 billion, or 78.3%, which was used for operation and maintenance of leased lines;

•                     cost of IT services increased by Rp525 billion, or 147.1%;

•                     radio frequency and usage charges increased by Rp419 billion, or 13.1%, due to an increase in annual frequency usage fee of Telkomsel; and

•                     concession fees and USO charges increased by Rp412 billion, or 22.7%.

The above increases were partially offset primarily by  decreases in tower leases by Rp419 billion, or 39.3%, from Rp1,065 billion in 2014 to Rp646 billion in 2015 due to our termination of our fixed wireless services in 2015 and other expenses by Rp307 billion, or 70.1%, from Rp438 billion in 2014 to Rp131 billion in 2015.

b.                   Depreciation and Amortization

Depreciation and amortization expenses increased by Rp1,394 billion, or 8.1%, from Rp17,178 billion in 2014 to Rp18,572 billion in 2015, primarily due to an increase in property, plant and equipment to improve our service to customers and accelerated depreciation of fixed wireless assets. Fixed wireless assets in the  amount of Rp545 billion were fully depreciated in connection with the termination of our fixed wireless business.

c.                    Personnel Expenses

Personnel expenses increased by Rp2,109 billion, or 21.6%, from Rp9,776 billion in 2014 to Rp11,885 billion in 2015 due to an increase of Rp1,071 billion, or 30.6%, in vacation pay, incentives and other benefit expenses, in line with our performance and an increase in early retirement program expenses by Rp683 billion or 100% and in salaries and related benefits by Rp608 billion, or 12.0%. This increase was partially offset by a decrease in pension benefit cost of Rp200 billion, or 31.1%.

d.                   Interconnection Expense

Interconnection expense decreased by Rp1,307 billion, or 26.7%, from Rp4,893 billion in 2014 to Rp3,586 billion in 2015 primarily due to a decrease in domestic interconnection expense by Rp1,288 billion, or 35.4% and international interconnection expense by Rp19 billion, or 1.5% primarily due to the application discounts on our interconnection tariffs.

e.                    General and Administrative Expense

General and administrative expenses increased by Rp241 billion, or 6.1%, from Rp3,963 billion in 2014 to Rp4,204 billion in 2015 primarily due to an increase in provision for  impairment of receivables by Rp226 billion, or 28.8%.

f.                    Marketing Expense

Marketing expenses increased by Rp183 billion, or 5.9%, from Rp3,092 billion in 2014 to Rp3,275 billion in 2015 due to an increase in advertising and promotion expenses by Rp142 billion, or 5.9%,  for the marketing of our products, primarily related to Telkomsel's 4G/LTE services and our IndiHome services.

g.                    Loss on Foreign Exchange - net

Loss on foreign exchange - net increased by Rp32 billion, from Rp14 billion in 2014 to Rp46 billion in 2015.

h.                   Other Expenses

Other expenses increased by Rp1,521 billion, or 384.1%, from Rp396 billion in 2014 to Rp1,917 billion in 2015, due to an increase in commitment and penalty charge by Rp806 billion, mainly contributed by provisions for early termination of the operating leases agreements related to restructuring of our fixed wireless business which amounted to Rp666 billion, and others non-operating expense.

Table of Content

Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,197 billion, or 11.0%, from Rp29,172 billion in 2014 to Rp32,369 billion in 2015. Operating profit margin decreased from 32.5% in 2014 to 31.6% in 2015.

Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp2,714 billion, or 9.5%, from Rp28,579 billion in 2014 to Rp31,293 billion in 2015. Pre-tax margin decreased from 31.9% in 2014 to 30.5% in 2015.

Net Income Tax Expense

Income tax expense increased by Rp682 billion, or 9.3%, from Rp7,341 billion in 2014 to Rp8,023 billion in 2015, in line with the increase in profit before income tax.

Other Comprehensive Income (Expenses) – Net

Other comprehensive income decreased by Rp317 billion, or 39.1%, from Rp810 billion in 2014 to Rp493 billion  in 2015  primarily due to a decrease in defined benefit plan actuarial gains by Rp417 billion, or 53.1%, which was partially offset by an increase in foreign currency translation by Rp104 billion, or 433.3%.

Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp1,715 billion, or 7.8%, from Rp22,048 billion in 2014 to Rp23,763 billion in 2015.

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

Segment Overview

We have four main operating segments, described in more details as follows:

•                     Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions.

•                     Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers.

•                     Our personal segment provides mobile cellular and fixed wireless telecommunications to individual customers.

•                     Our others segment provides building management services.

Table of Content

For more detailed information regarding our segment information, see Note 32 to our Consolidated Financial Statements. Our segment results for 2014, 2015 and 2016 were as follows:

Telkom's Results of Operation By Segment
	Years Ended December 31,
	2014	2015	2016		2016-2015
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Corporate
Revenues
External Revenues	18,763	21,072	24,177	1,795	14.7
Inter-segment revenues	10,652	14,347	32,675	2,425	127.7
Total segment revenues	29,415	35,419	56,852	4,220	60.5
Total segment expenses	(22,575)	(28,305)	(48,345)	(3,589)	70.8
Segment Results	6,840	7,114	8,507	631	19.6
Depreciation and amortization	(2,699)	(2,708)	(4,148)	(308)	53.2
Provision for impairment of receivables	(184)	(560)	(87)	(6)	(84.5)
Home
Revenues
External Revenues	6,682	7,319	7,803	579	6.6
Inter-segment revenues	2,667	4,352	5,077	377	16.7
Total segment revenues	9,349	11,671	12,880	956	10.4
Total segment expenses	(8,894)	(11,411)	(12,576)	(933)	10.2
Segment Results	455	260	304	23	16.9
Depreciation and amortization	(1,495)	(1,203)	(1,711)	(127)	42.2
Provision for impairment of receivables	(467)	(297)	(424)	(31)	42.8
Personal
Revenues
External Revenues	64,000	73,766	83,990	6,234	13.9
Inter-segment revenues	2,686	2,365	2,724	202	15.2
Total segment revenues	66,686	76,131	86,714	6,436	13.9
Total segment expenses	(44,769)	(51,303)	(51,303)	(3,808)	0.0
Segment Results	21,917	24,828	35,411	2,628	42.6
Depreciation and amortization	(12,071)	(14,531)	(12,549)	(931)	(13.6)
Impairment of fixed assets	(805)	-	-	-	-
Provision for impairment of receivables	(133)	(148)	(222)	(16)	50.0
Other
Revenues
External Revenues	251	313	363	27	16.0
Inter-segment revenues	1,632	1,943	2,395	178	23.3
Total segment revenues	1,883	2,256	2,758	205	22.3
Total segment expenses	(1,718)	(2,040)	(2,549)	(190)	25.0
Segment Results	165	216	209	15	(3.2)
Depreciation and amortization	(61)	(92)	(124)	(9)	34.8
Provision for impairment of receivables	-	(5)	(10)	(1)	100.0

Table of Content

Year ended December 31, 2016 compared to year ended  December 31, 2015

Corporate Segment

Our corporate segment revenues increased by Rp21,433 billion, or 60.5%, from Rp35,419 billion in 2015 to Rp56,852  billion in 2016. The increase was primarily due to an increase in:

•         other revenues by Rp16,397 billion, or 186.7%, due to an increase e-payment revenues by Rp8,572 billion, or 2,817.2%, managed services revenues by Rp5,556 billion, or 616.7%, manage device others revenues by Rp656 billion, or 100%, health facilities and services revenues by Rp222 billion, or 2,579.5%, technical assistance service revenues by Rp201 billion, or 218.1%, CPE revenues by Rp581 billion, or 665.0%, call center services by Rp402 billion, or 19.6%, e-health revenues by Rp23 billion, or 13.0%, power supply lease revenues by Rp191 billion, or 74.6%. This increase was partially offset due to a decrease in directory assistance revenues by Rp9 billion, or 2.3%;

•         data and internet revenues by Rp3,630 billion, or 37.0%, due to an increase in data communication others revenues by Rp991 billion, or 72.8%, data communication IT service revenues by Rp1,339 billion, or 71.1%, data communication VPN and ethernet revenues by Rp272 billion, or 9.0%, e-business revenues by Rp346 billion, or 85.4%, Astinet revenues by Rp339 billion, or 44.4%, and data access internet revenues by Rp304 billion, or 13.3%; and

•         network revenues by Rp1,499 billion, or 17.6%, as a result of increases in leased line revenues by Rp1,203 billion, or 20.9% and transponder revenues by Rp295 billion, or 10.7%.

The revenues increase was partially offset by a decrease in interconnection revenues by Rp155 billion, or 2.5%, due to a decrease in internasional interconnection revenues by Rp536 billion, or 11.6%, and increase of domestic interconnection revenues by Rp381 billion, or 22.0%.

Our corporate segment expenses increased by Rp20,040 billion, or 70.8%, from Rp28,305 billion in 2015 to Rp48,345 billion in 2016, primarily due to an increase in:

•         operation, maintenance and telecommunication services expenses by Rp17,168 billion, or 121.1% as a result of increases in cooperation expenses by Rp9,480 billion, or 262.1%, operation and maintenance (O&M) expenses by Rp6,651 billion, or 126.6%, cost of IT services expenses by Rp960 billion, or 108.8% and electricity cost by Rp54 billion, or 9.3%;

•         personnel expenses by Rp1,420 billion, or 34.6%, due to an increase in personnel expenses by Rp500 billion, or 70.7%, net periodic pension cost by Rp399 billion, or 361.7%, benefit expenses by Rp395 billion, or 37.3%, and bonuses expenses increased by Rp121 billion, or 16.4%; and

•         depreciation expenses by Rp1,440 billion, or 53.2%, due to depreciation of transmission, satellite and other equipment.

Home Segment

Our home segment revenues increased by Rp1,209 billion, or 10.4%, from Rp11,671 billion in 2015 to Rp12,880 billion in 2016 mainly due to an increase in:

•         other revenues by Rp926 billion, or 51.5%, primarily due to an increase in CPE revenues by Rp930 billion, or 53.5%, and partially offset by decrease in other telecommunication service revenues by Rp4 billion, or 78.0%; and

•         data and internet revenues by Rp163 billion, or 2.9%, as a result of an increase in Pay TV revenues by Rp591 billion, or 141.8%, in line with the increase in the IndiHome subscribers of 8.3% from 3.6 million as of December 31, 2015 to 3.9 million as of December 31, 2016. This increase partially offset by decrease in data communication others revenues by Rp451 billion, or 38.2%.

The increase was partially offset by a decrease in fixed wireline revenues by Rp74 billion, or 1.7%;

Table of Content

Our home segment expenses increased by Rp1,165 billion, or 10.2%, from Rp11,411 billion in 2015 to Rp12,576 billion in 2016. This increase was primarily due to an increase in:

•         operation, maintenance and telecommunication services expenses by Rp1,187 billion, or 27.1%, due to an increase in cooperation expenses by Rp566 billion, or 79.7%, leased lines and CPE expenses by Rp376 billion, or 71.2%, operation and maintenance expenses by Rp102 billion, or 39.1%, and call center expenses by Rp134 billion, or 157.9%; and

•         marketing expenses by Rp145 billion, or 25.4%, due to an increase in advertising and promotion by Rp114 billion, or 32.5%.

The increase was partially offset by a decrease in personnel expenses by Rp186 billion, or 4.9%, due to a decrease in early retirement program expenses by Rp154 billion, or 46.9%, and post retirement health care by Rp49 billion, or 39.7%.

Personal Segment

Our personal segment revenues increased by Rp10,583 billion, or 13.9%, from Rp76,131 billion in 2015 to Rp86,714 billion in 2016, mainly due to an increase in:

•         data and internet revenues by Rp9,416 billion, or 27.1%, due to an increase in cellular data communication revenues by Rp8,548 billion, or 43.8%, in line with the increase in Telkomsel Flash subscribers 37.1% from 43.8 million as of December 31, 2015 to 60.0 million as of December 31, 2016. SMS revenues increased by Rp868 billion, or 5.8% as a result of cluster based pricing implementation; and

•         cellular revenues by Rp1,263 billion, or 3.4%, due to an increase in cellular monthly subscription by Rp1,369 billion, or 13.9%, in line with increased cellular subscribers by 13.9% to 173.9 million of December 31, 2016. The increase partialy offset by decrease international usage by Rp120 billion, or 20.9%.

The increase was partially offset by a decrease in fixed wireless revenues by Rp101 billion, or 109.0%, because of the termination of our fixed wireless business.

Our personal segment expenses constant at Rp51,303 billion  in 2016. The expenses primarily due to the increase in:

•         operation, maintenance and telecommunication services expenses by Rp1,255 billion, or 5.0%, due to the increase in radio frequency usage charges by Rp1,129 billion, or 28.3%, and leased line and CPE expenses by Rp85 billion, or 5.0%;

•         marketing expenses by Rp728 billion, or 26.4%, mainly due to an increase in advertising and promotion by Rp609 billion, or 27.0% and customer education and press release by Rp119 billion, or 24.1%; and

•         personnel expenses by Rp505 billion, or 13.2%, primarily due to an increase in personnel expenses and employee benefit by Rp285 billion, or 19.4.%, net periodic pension Rp132 billion, or 262.7%, and bonuses expenses by Rp60 billion, or 5.6%.

The increase was partially offset by a decrease in:

•         depreciation and amortization expenses by Rp1,982 billion, or 13.6%, primarily due to depreciation of transmission and switching equipment;

•         general and administration expenses by Rp174 billion, or 121.9%, due to a decrease in collection fee expenses by Rp277 billion, or 63.7%, partially offset by provision for impairment of receivables by Rp73 billion, or 49.0%, and increase in social contribution by Rp27 billion, or 55.2%; and

•         other expenses by Rp244 billion, or 121.9%, due to a decrease in non-operating expenses.

Table of Content

Other Segment

Our other segment revenues increased by Rp502 billion, or 22.3%, from Rp2,256 billion in 2015 to Rp2,758 billion in 2016 mainly due to an increase in other revenues by Rp502 billion, or 22.3%. This increase was primarily contributed by lease building and hotel revenues of Rp140 billion, or 10.7% and project management service, property development and retail revenues increased of Rp362 billion, or 38.2%.

Our other segment expenses increased by Rp509 billion, or 25.0%, from Rp2,040 billion in 2015 to Rp2,549 billion in 2016 mainly due to an increase in:

•         operation, maintenance and telecommunication service expenses by Rp402 billion, or 23.3%, due to an increase in project management expenses by Rp311 billion, or 268.2%, and in operation and maintenance other by Rp57 billion, or 61.1%;

•         depreciation expenses by Rp32 billion, or 34.8%, mainly due to an increase in depreciation of property;

•         general and administration expenses by Rp14 billion, or 22.7%, primarily due to an increase in provision for impairment of receivables by Rp6 billion, or 114.3% and remuneration expenses by Rp4 billion, or 12.8%; and

•         personnel expenses by Rp19 billion, or 13.6%, due to an increase in personnel expenses, position, and medical benefit.

Year ended December 31, 2015 compared to year ended December 31, 2014

Corporate Segment

Our corporate segment revenues increased by Rp6,004 billion, or 20.4%, from Rp29,415 billion in 2014 to Rp35,419 billion in 2015. The increase was primarily due to an increase in:

•         network revenues by Rp4,284 billion, or 101.2%, as a result of increases in leased line revenues by Rp4,144 billion, or 309.9% and transponder revenues by Rp252 billion, or 10.1%. The increase was partially offset by a decrease in international leased line by Rp119 billion, or 85.1%;

•         data and internet revenues by Rp939 billion, or 10.5%, due to an increase in data communication others revenues by Rp1,037 billion, or 318.4% which was partially offset by a decrease in high speed internet revenues by Rp86 billion, or 8.6%;

•         interconnection revenues  by Rp565 billion, or 11.1%, due to an increase in international IDD OLO revenues by Rp360 billion, or 35.5% and an increase in international IDD incoming revenues by Rp354 billion, or 16.0%. The increase was partially offset by decreases of long distance cellular revenues by Rp89 billion, or 2.2%, and other local by Rp68 billion, or 29.9%; and

•         other revenues by Rp418 billion, or 5.7%, due to an increase in call center services revenues by Rp591 billion, or 40.4% and partially offset by a decrease in revenues from CPE and terminal by Rp225 billion, or 24.3%.

The increase was partially offset by a decrease in fixed wireline revenues by Rp212 billion, or 5.6%, due to a decrease in local usage revenues by Rp117 billion, or 24.5%, long distance usage revenues by Rp53 billion, or 12.3%, and IDD 007 usage revenues by Rp22 billion, or 16.9%.

Our corporate segment expenses increased by Rp5,730 billion, or 25.4%, from Rp22,575 billion in 2014 to Rp28,305 billion in 2015, primarily due to an increase in:

•         operation, maintenance and telecommunication services expenses by Rp3,467 billion, or 32.2% as a result of increases in operation and maintenance (O&M) expenses by Rp1,210 billion, or 57.9%, including increased cooperation expenses by Rp771 billion, or 27.2%, leased lines and CPE expenses by Rp716 billion, or 61.7%, cost of IT services by Rp525 billion, or 146.8%, O&M supporting facilities expenses by Rp130 billion, or 36.0%, transportation expenses by Rp65 billion, or 7.3%, and O&M land and building expenses by Rp46 billion, or 14.4%;

Table of Content

•         interconnection expenses by Rp779 billion, or 19.4%, as a result of an increase in international IDD 007 interconnection expenses by Rp530 billion, or 28.1% and Telkom Global international interconnection expenses by Rp258 billion, or 95.8%;

•         personnel expenses by Rp534 billion, or 14.9%, due to an increase in early retirement program expenses by Rp246 billion, or 100.0%, bonuses expenses increased by Rp179 billion, or 31.7% and personnel expenses increased by Rp101 billion, or 16.7%;

•         others expenses increased by Rp886 billion, or 293.5%, due to increases in penalty and commitment charge by Rp460 billion, or 100.0%, income tax expenses by Rp117 billion, or 25,415.4%, others non-operating expenses by Rp265 billion, or 127.3%, and tax expenses by Rp33 billion, or 82.9%; and

•         marketing expenses by Rp49 billion, or 6.7%, due to an increase in advertising and promotion expenses by Rp43 billion, or 10.2%.

Home Segment

Our home segment revenues increased by Rp2,322 billion, or 24.8%, from Rp9,349 billion in 2014 to Rp11,671 billion in 2015 mainly due to an increase in:

•         data and internet revenues by Rp1,361 billion, or 32.3%, as a result of an increase in data communication others by Rp722 billion, or 26.3%, increase in Pay TV revenues by Rp341 billion, or 451.7%, in line with the increase in the IndiHome subscribers more than 1 million subscribers, while high speed internet revenues increased by Rp150 billion, or 4.0% and high speed internet monthly subscription increased by Rp52 billion, or 408.7%; and

•         other revenues by Rp1,118 billion, or 164.6%, primarily due to an increase in sales of handset.

The increase was partially offset by a decrease in other revenues by Rp49 billion, or 21.9%, and fixed wireline revenues by Rp25 billion, or 0.6%.

Our home segment expenses increased by Rp2,517 billion, or 28.3%, from Rp8,894 billion in 2014 to Rp11,411 billion in 2015. This increase was primarily due to an increase in:

•         operation, maintenance and telecommunication services expenses by Rp1,932 billion, or 79.2%, due to an increase in terminal/handset expenses by Rp1,071 billion, or 258.4%, increase in cooperation expenses by Rp552 billion, or 349.6%, increase in leased lines and CPE expenses by Rp403 billion, or 322.2%, which were partially offset by a decrease in insurance expenses by Rp40 billion, or 33.4%, and vehicle rent by Rp30 billion, or 30.7%;

•         personnel expenses by Rp508 billion, or 15.4%, due to an increase in early retirement program expenses by Rp328 billion, or 100.0%, bonuses expenses increased by Rp231 billion, or 35.1%, net periodic post-retirement healthcare benefits increased by Rp81 billion, or 192.1% and partially offset by a decrease in net periodic pension costs by Rp156 billion, or 51.2%;

•         other expenses by Rp606 billion, or 1,444.9%, due to an increase in penalty and commitment charge by Rp364 billion, or 100.0% and others non-operating expenses by Rp243 billion, or 1,151.1%.

The increase was partially offset by a decrease in:

•         general administrative expenses by Rp291 billion, or 19.7%, due to a decrease in provision for impairment of receivables by Rp160 billion, or 35.1%, and training, education and recruitment by Rp119 billion, or 46.4%; and

•         depreciation and amortization expenses by Rp291 billion, or 19.4%.

Table of Content

Personal Segment

Our personal segment revenues increased by Rp9,445 billion, or 14.2%, from Rp66,686 billion in 2014 to Rp76,131 billion in 2015, mainly due to an increase in:

•         data and internet revenues by Rp7,083 billion, or 25.7%, due to an increase in cellular data communication revenues by Rp6,015 billion, or 44.5%, in line with the increase in Telkomsel Flash subscribers 40.3% from 31.2 million as of December 31, 2014 to 43.8 million as of December 31, 2015, payload data increased by 109.6% to 492,245 TB in 2015. Cellular SMS revenues increased by Rp1,195 billion, or 8.6% as a result of cluster based pricing implementation. The increase is partially offset by a decrease in SMS fixed wireless by Rp100 billion, or 97.0%; and

•         cellular revenues  by Rp3,088 billion, or 9.1%, due to an increase in cellular commitment revenues by Rp2,083 billion, or 28.3%, in line with increased cellular subscribers by 8.6% to 152.6 million in 2015, cellular long-distance usage by Rp658 billion, or 7.0%, cellular feature revenues by Rp286 billion, or 37.5%.

The increase was partially offset by a decrease in:

•         fixed wireless revenues by Rp437 billion, or 82.5%, because of the termination of our fixed wireless business, decrease in local used by Rp119 billion, or 71.9%, long distance usage by Rp266 billion, or 89.4% and monthly subscription by Rp49 billion, or 78.1%; and

•         other revenues by Rp110 billion, or 50.0%, due to a decrease in others non operating income.

Our personal segment expenses increased by Rp6,534 billion, or 14.6%, from Rp44,769 billion in 2014 to Rp51,303 billion in 2015, primarily due to an increase in:

•         operation, maintenance and telecommunication services expenses by Rp4,540 billion, or 21.9%, due to the increase in manage capacity service by Rp1,686 billion, or 100.0%, increase in O&M power supply expenses by Rp906 billion, or 43.8% in line with the growth in the BTSs of Telkomsel by 20.9% to 103,289 units in 2015, and O&M transport expenses increased by Rp749 billion, or 16.2%, O&M radio base station increased by Rp1,024 billion, or 24% and rental expenses increased by Rp210 billion, or 23.2%;

•         depreciation and amortization expenses by Rp2,460 billion, or 12.8%, mainly due to an increase in depreciation of transmission installation and equipment by Rp1,771 billion, or 21.8%, increase in amortization by Rp226 billion, or 67.3%, and increases in depreciation of leased assets by Rp216 billion, or 34.1%, increase in depreciation of building by Rp20 billion, or 76.6%, increase in depreciation of cable network by Rp55 billion, or 103.9%, increase in depreciation switching by Rp13 billion, or 1.1%, increase in depreciation of leasehold by Rp17 billion, or 34.5%, and increase in depreciation of vehicles by Rp3 billion, or 11.4%; and

•         personnel expenses by Rp1,091 billion, or 39.9%, primarily due to an increase in bonuses expenses by Rp497 billion, or 87.2%, increase in employees income tax expenses by Rp200 billion, or 44.6%, increase in early retirement program expenses by Rp216 billion, or 100%, and increase in long service award increased by Rp190 billion, or 165.5%.

The increase was partially offset by a decrease in:

•         interconnection expenses by Rp1,481 billion, or 31.3%, due to a decrease in Blackberry cooperation expenses by Rp1,078 billion, or 69%, in line with decreased of Blackberry subscribers by 31.7% to 4.0 million subscribers as of December 31, 2015 and a decrease in cellular to IDD interconnection expenses by Rp331 billion, or 54.1%;

•         general administration expenses by Rp66 billion, or 4.1%, due to a decrease in collection expenses by Rp270 billion, or 38.3%, partially offset by increased professional fees by Rp118 billion, or 98.7%, training, education and recruitment by Rp28 billion, or 40.6%, social contribution by Rp22 billion, or 83.6%  and provision for impairment of receivables by Rp15 billion, or 11.5%; and

•         foreign exchange loss by Rp55 billion, or 53.5%.

Table of Content

Other Segment

Our other segment revenues increased by Rp373 billion, or 19.8%, from Rp1,883 billion in 2014 to Rp2,256 billion in 2015, mainly due to an increase in:

•         leased revenues by Rp225 billion, or 20.8%, due to an increase in building maintenance revenues by Rp193 billion, or 20.5% and an increase in building leased revenues by Rp28 billion, or 22.6%; and

•         other revenues by Rp148 billion, or 18.4%, due to retail revenues increased by Rp72 billion, or 329.1%, transport management service revenues increased by Rp50 billion, or 40.1%, and security service revenues increased by Rp44 billion, or 13.6%. The increase was partially offset by a decrease in project management revenues by Rp30 billion, or 13.7%.

Our other segment expenses increased by Rp322 billion, or 18.7%, from Rp1,718 billion in 2014 to Rp2,040 billion in 2015, mainly due to an increase in:

•         operation, maintenance and telecommunication service expenses by Rp246 billion, or 16.7%, due to an increase in cooperation expenses by Rp112 billion, or 71.7%, vehicles rental and supporting facilities by Rp42 billion, or 43.9%, electricity, gas and water expenses by Rp44 billion, or 6.8%, and security operational expenses by Rp44 billion, or 15.7%;

•         depreciation expenses by Rp35 billion, or 67.2%, mainly due to an increase in depreciation of power supply, depreciation of vehicles, and depreciation of building;

•         general and administration expenses by Rp20 billion, or 53.6%, primarily due to an increase in provision for impairment of receivables by Rp5 billion, or 2,793.9%, meeting expenses by Rp4 billion, or 155.7%, and professional fees expenses by Rp3 billion, or 224.0%; and

•         personnel expenses by Rp16 billion, or 12.9%, due to an increase in outsourcing expenses by Rp6 billion, or 11.9%, bonuses expenses by Rp4 billion, or 61.9%, pension assistance expenses by Rp3 billion, or 158.9% and incentives expenses by Rp2 billion, or 20.8%, meanwhile marketing expenses increased by Rp2 billion, or 19.7%.

B.                            LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.      Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. As of December 31, 2016, we had Rp29,767 billion (US$2,209 million) in cash and cash equivalents available, an increase of  Rp1,650 billion, or 5.9%, from  Rp28,117 billion as of December 31, 2015.

Cash receipts from revenues comprised primarily cash receipts from revenue from customer, which amounted to Rp113,288 billion (US$8,409 million) in 2016, and are used for payment of operating expenses, acquisition of property and equipment, intangible assets, long-term investment and business, placement in time deposits, payment of cash dividends and repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2016, our current ratio was  120.0% compared to 135.3% as of December 31, 2015.

Table of Content

B.      External  Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes payable, other borrowings and two-step loans. We had external liquidity from loans and other borrowing of Rp7,479 billion as of December 31, 2016.

External Outstanding Liquidity Sources

As of December 31, 2016, we had undrawn loan facilities which include the following sources of unused liquidity:

•                     BNI loan facility in the amount of Rp1,539 billion;

•                     Bank CIMB Niaga loan facility in the amount of Rp291 billion;

•                     The Bank of Tokyo Mitsubishi UFJ, Ltd loan facility in the amount of Rp83 billion;

•                     PT Bank Sumitomo Mitsui Indonesia loan facility in the amount of Rp83 billion;

•                     Bank Mandiri loan facility in the amount of Rp88 billion;

•                     Bank Rakyat Indonesia loan facility in the amount of Rp42 billion;

•                     BNI, BRI and Bank Mandiri syndicated loan facility in the amount of Rp103 million;

•                     Bank UOB loan facility in the amount of Rp82 billion;

•                     Bank UOB Singapore loan facility in the amount of Rp323 billion;

•                     Bank Ekonomi Raharja loan facility in the amount of Rp22 billion;

•                     Bank Danamon loan facility in the amount of Rp60 billion; and

•                     Bank Syariah Mandiri loan facility in the amount of Rp15 billion.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

			Years Ended December 31,
	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	37,736	43,669	47,231	3,506
used in investing activities	(24,748)	(27,421)	(27,557)	(2,046)
used in financing activities	(10,083)	(6,407)	(17,905)	(1,329)
Net increase in cash and cash equivalents	2,905	9,841	1,769	131
Effect of exchange rate changes on cash and cash equivalents	71	604	(119)	(8)
Cash and cash equivalents at beginning of year	14,696	17,672	28,117	2,087
Cash and cash equivalents at end of year	17,672	28,117	29,767	2,210

Table of Content

Year ended December 31, 2016 compared to year ended December 31, 2015

As of December 31, 2016, total cash and cash equivalent amounted to Rp29,767 billion, an increase of Rp1,650 billion, or 5.9%, from Rp28,117 billion as of December 31, 2015.

In 2016, operating activity accounted for the largest cash receipts which amounted to Rp118,326 billion, or 89.5% of total cash receipts, followed by financing activity which amounted to Rp10,921 billion, or 8.2% of total cash receipts, and investing activity which amounted to Rp3,007 billion, or 2.3% of total cash receipts. In total, cash receipts increased by Rp8,051 billion, or 6.5%, compared to 2015.

In 2016, cash used for operating activities amounted to Rp71,095 billion, or 54.5% of total cash disbursements, followed by investing activities which amounted to Rp30,564 billion, or 23.4% of total cash disbursements, and financing activities which amounted to Rp28,826 billion, or 22.1% of total cash disbursements. Compared to 2015, cash disbursements increased by Rp16,123 billion, or 14.1%.

Cash Flows from Operating Activities

Net cash provided by operating activities was Rp47,231 billion (US$3,506 million), compared to Rp43,669 billion in 2015, an increase of Rp3,562 billion, or 8.2%.

Cash receipts from operating activities amounted to Rp118,326 billion, an increase of Rp15,663 billion, or 15.3%, compared to 2015. The cash receipts came from:

•                      cash receipts from customers and other operators of Rp116,116 billion;

•                      interest income received of Rp1,736 billion; and

•                      other cash receipts after netted with the other cash disbursement of Rp474 billion.

Cash disbursements from operating activities amounted to Rp71,095 billion, an increase of Rp12,101 billion, or 20.5%, compared to 2015. The cash disbursements were used for:

•                     cash payments for expenses of Rp42,433 billion;

•                     payments for corporate and final income taxes of Rp11,304 billion;

•                     cash payments to employees of Rp11,207 billion;

•                     payments for interest costs of Rp3,455 billion; and

•                     payments for value added taxes after netted with the receipt of claim for value added taxes of Rp2,696 billion.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2016 was Rp27,557 billion (US$2,046 million), compared to Rp27,421 billion in 2015, an increase of Rp136 billion, or 0.5%.

Cash receipts from investing activities amounted to Rp3,007 billion, an increase of Rp2,101 billion, or 231.9%, compared to 2015. The cash receipts came from:

•                     proceeds from escrow accounts of Rp2,159 billion;

•                     proceeds from sale of property and equipment of Rp765 billion;

•                     proceeds from insurance claims of Rp60 billion; and

Table of Content

•                     dividends received from associated company of Rp23 billion.

Cash disbursements from investing activities amounted to Rp30,564 billion, an increase of Rp2,237 billion, or 7.9%, compared to 2015. The cash disbursements were used for:

•                     purchases of property and equipment of Rp26,787 billion;

•                     increases in advances for purchases of property and equipment of Rp1,338 billion;

•                     purchases of intangible assets of Rp1,098 billion;

•                     placements in time deposits and available-for-sale financial assets of Rp983 billion;

•                     acquisition of non-controlling interest in subsidiary of Rp138 billion;

•                     acquisition of business, net of acquired cash of Rp137 billion;

•                     additional contribution on long-term investments of Rp43 billion; and

•                     increase in other assets of Rp40 billion.

Cash Flows from Financing Activities

Net cash flows used in financing activities in 2016 was Rp17,905 billion (US$1,329 million), compared to Rp6,407 billion in 2015, an increase of Rp11,498 billion, or 179.5%.

Cash receipts from financing activities amounted to Rp10,921 billion, a decrease of Rp9,713 billion, or 47.1%, compared to 2015. The cash receipts came from:

•                     proceeds from loans and other borrowings of Rp7,479 billion;

•                     proceeds from sale of treasury stock of Rp3,259 billion; and

•                     capital contribution of non-controlling interests in subsidiaries of Rp183 billion.

Cash disbursements from financing activities amounted to Rp28,826 billion, an increase of Rp1,785 billion, or 6.6%, compared to 2015. The cash disbursements were used for:

•                     cash dividends paid to the Company’s stockholders of Rp11,213 billion;

•                     cash dividends paid to non-controlling interests of subsidiaries of Rp7,058 billion; and

•                     repayments of loans and other borrowings of Rp10,555 billion.

Year ended December 31, 2015 compared to year ended December 31, 2014

As of December 31, 2015, total cash and cash equivalent amounted to Rp28,117 billion, increased by Rp10,445 billion, or 59.1%, compared to 2014.

In 2015, operating activity accounted for the largest cash receipts Rp102,663 billion, or 82.7%, followed by financing activity amounted to Rp20,634 billion, or 16.6% and investing activity amounted to Rp906 billion, or 0.7%. In total, cash receipts increased by Rp13,859 billion, or 12.6% compared to 2014.

Table of Content

Cash used for operating activities amounted to Rp58,994 billion, or 51.6% of total cash expenditures in 2015. Cash used in investment activities amounted to Rp28,327 billion, or 24.8% of total cash expenditures in 2015 and financing activities amounted to Rp27,041billion, or 23.6% of total cash expenditures in 2015. Compared to 2014, cash disbursement in 2015 increased by Rp6,923 billion, or 6.4%.

Cash Flows from Operating Activities

Net cash provided by operating activities in 2015 was Rp43,669 billion compared to Rp37,736 billion in 2014.

Cash receipts from operating activities amounted to Rp102,663 billion, an increase of Rp12,300 billion, or 13.6% compared to 2014. The cash receipts from operating activities came from:

•                     cash receipts from customers and other operator of Rp100,702 billion;

•                     interest income received of Rp1,386 billion; and

•                     other cash receipts after netted with other cash disbursement of Rp575 billion.

Cash disbursements from operating activities amounted to Rp58,994 billion in 2015, which increased by Rp6,367 billion, or 12.1% compared to 2014. The cash disbursements were used for:

•                     cash payments for expenses of Rp35,922 billion;

•                     cash payments to employees of Rp10,940 billion;

•                     payments for corporate and final income taxes of Rp9,299 billion;

•                     payments for interest costs of R2,623 billion; and

•                     payments for value added taxes after netted with the receipt of claim for value added taxes of Rp210 billion.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2015 was Rp27,421 billion compared to Rp24,748 billion in 2014.

Cash receipts from investing activities amounted to Rp906 billion in 2015, which decreased by Rp6,006 billion, or 86.9% compared to 2014. The cash receipts from investing activities came from:

•                     proceeds from sale of property and equipment of Rp733 billion;

•                     proceeds from insurance claims of Rp119 billion;

•                     decrease in other assets of Rp36 billion; and

•                     dividends received from associated company of Rp18 billion.

Cash disbursements from investing activities amounted to Rp28,327 billion in 2015, which decreased by Rp3,333 billion, or 10.5% compared to 2014. The cash disbursements were used for:

•                     purchases of property and equipment of Rp26,499 billion;

•                     purchases of intangible assets of Rp1,439 billion;

•                     placements in time deposits and available-for-sale financial assets of Rp146 billion;

Table of Content

•                     acquisitions of business, net of acquired cash of Rp114 billion;

•                     increase in advances for purchases of property and equipment of Rp67 billion; and

•                     additional contribution on long-term investments of Rp62 billion.

Cash Flows from Financing Activities

Net cash flows used in financing activities in 2015 was Rp6,407 billion compared to Rp10,083 billion in 2014.

Cash receipts from financing activities amounted to Rp20,634 billion, an increase of Rp7,565 billion, or 57.9%, compared to 2014. The cash receipts from financing activities came from:

•                     proceeds from loans and other borrowings of Rp20,561 billion;

•                     proceeds from sale of treasury stock of Rp68 billion; and

•                     capital contribution of non-controlling interests in subsidiaries of Rp5 billion.

Cash disbursements from financing activities amounted to Rp27,041 billion, which increased by Rp3,889 billion, or 16.8% compared to 2014. The cash disbursements were used for:

•                     repayments of loans and other borrowings of Rp10,427 billion;

•                     cash dividends paid to the Company’s stockholders of Rp8,783 billion; and

•                     cash dividends paid to non-controlling interests of subsidiaries of Rp7,831 billion.

Current Assets

As of December 31, 2016, our current assets were Rp47,701 billion (US$3,541 million) compared to Rp47,912 billion as of December 31, 2015, a decrease of Rp211 billion, or 0.4%. This decrease was primarily due to:

•                     a decrease in other current financial assets of Rp1,347 billion, or 47.8%, from Rp2,818 billion as of December 31, 2015 to Rp1,471 billion as of December 31, 2016 primarily due to withdrawals of cash from escrow accounts;

•                     a decrease in advances and prepaid expense of Rp593 billion, or 10.2%, from Rp5,839 billion as of December 31, 2015 to Rp5,246 billion as of December 31, 2016; and

•                     a decrease in prepaid other taxes by Rp36 billion, or 1.4%, from Rp2,657 billion as of December 31, 2015 to Rp2,621 billion as of December 31, 2016.

This decrease was partially offset by:

•                     an increase in our cash and cash equivalents of Rp1,650 billion, or 5.9%, from Rp28,117 billion as of December 31, 2015 to Rp29,767 billion as of December 31, 2016;

•                     an increase in inventories by Rp56 billion, or 10.6%  from Rp528 billion as of December 31, 2015 to Rp584 billion as of December 31, 2016;

•                     an increase in trade and other receivables by Rp28 billion, or 0.4%, from Rp7,872 billion as of December 31, 2015 to Rp7,900 billion as of December 31, 2016; and

•                     an increase in prepaid income taxes by Rp28 billion, or 34.6%, from Rp81 billion as of December 31, 2015 to Rp109 billion as of December 31, 2016.

Table of Content

Current Liabilities

As of December 31, 2016, our current liabilities were Rp39,762 billion (US$ 2,951 million) compare to Rp35,413 billion as of December 31, 2015, an increase of Rp4,349 billion, or 12.3%. The increase was primarily due to:

•                     an increase in accrued expenses of Rp3,036 billion, or 36.8%, from Rp8,247 billion as of December 31, 2015 to Rp11,283 billion as of December 31, 2016 in line with payments of general and administrative expenses and marketing expenses;

•                     an increase in unearned income of Rp1,203 billion, or 27.6%, from Rp4,360 billion as of December 31, 2015 to Rp5,563 billion as of December 31, 2016 related to cellular prepaid vouchers;

•                     an increase in short-term bank loans and current maturities on long-term liabilities of Rp988 billion, or 22.2%, from Rp4,444 billion as of December 31, 2015 to Rp5,432 billion as of December 31, 2016;

•                     an increase in other tax liabilities of Rp247 billion, or 16.8%, from Rp1,471 billion as of December 31, 2015 to Rp1,718 billion  as of December 31, 2016; and

•                     an increase in advances from customers and suppliers Rp35 billion, or 4.3%, from Rp805 billion as of December 31, 2015 to Rp840 billion as of December 31, 2016.

This increase was partially offset by:

•                     a decrease in trade and other payable of Rp594 billion, or 4.2%, from Rp14,284 billion as of December 31, 2015 to Rp13,690 billion as of December 31, 2016 due to a decrease in trade payables to related party; and

•                     a decrease current income tax liabilities of Rp566 billion, or 31.4%, from Rp1,802 billion as of December 31, 2015 to Rp1,236 billion as of December 31, 2016.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to  Rp12,499 billion as of December 31, 2015 compared to Rp7,939 billion (US$590 million) as of December 31, 2016, a decrease of Rp4,560 billion, or 36.5%. The decrease in net working capital was primarily due to:

•                     a decrease in other current financial assets of Rp1,347 billion, or 47.8%, from Rp2,818 billion as of December 31, 2015 to Rp1,471 billion as of December 31, 2016;

•                     a decrease in  advances and prepaid expense of Rp593 billion, or 10.2%, from Rp5,839 billion as of December 31, 2015 to Rp5,246 billion as of December 31, 2016;

•                     a decrease in prepaid other taxes by Rp36 billion, or 1.4%, from Rp2,657 billion as of December 31, 2015 to Rp2,621 billion as of December 31, 2016;

•                     an increase in accrued expenses of Rp3,036 billion, or 36.8%, from Rp8,247 billion as of December 31, 2015 to Rp11,283 billion as of December 31, 2016 in line with payment of general and administrative expenses and marketing expenses;

•                     an increase in unearned income of Rp1,203 billion, or 27.6%, from Rp4,360 billion as of December 31, 2015 to Rp5,563 billion as of December 31, 2016 related to cellular prepaid vouchers;

•                     an increase in short-term bank loans and current maturities on long-term liabilities of Rp988 billion, or 22.2%, from Rp4,444 billion as of December 31, 2015 to Rp5,432 billion as of December 31, 2016;

•                     an increase in other tax liabilities of Rp247 billion, or 16.8%, from Rp1,471 billion as of December 31, 2015 to Rp1,718 billion as of December 31, 2016; and

Table of Content

•                     an increase in advances from customers and suppliers of Rp35 billion, or 4.3%, from Rp805 billion as of December 31, 2015 to Rp840 billion as of December 31, 2016.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital requirements will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

Capital Structure

Our capital structure as of December 31, 2016  is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	911	0.8
Long-term debt	30,888	26.6
Total debt	31,799	27.4
Equity attributable to owners of the parent company	84,163	72.6
Total	115,962	100.0

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BCA, we are required to maintain a debt to equity ratio should not exceed 2.5 and debt service coverage ratio should not be less than 1.0. As of December 31, 2016, our debt to equity ratio was 0.30 and our debt service coverage ratio was 3.94 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company’s management policies related to capital, see Note 36 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities and other borrowings as of December 31, 2014, 2015 and 2016 were as follows:

	As of December 31,
	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesia Rupiah	20,013	31,041	30,100	2,234
U.S. Dollar(1)	2,643	2,779	992	74
Japanese Yen(2)	796	792	707	52
Total	23,452	34,612	31,799	2,360

(1) The amounts as of December 31, 2014, 2015 and 2016 translated into Rupiah at Rp12,385, Rp13,785 and Rp13,472.5 = US$1, respectively, being the Reuters average rates for U.S. Dollar at each of those dates.

(2) The amounts as of December 31, 2014, 2015 and 2016 translated into Rupiah at Rp103.59, Rp114.52 and Rp115.06 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.

Of our total indebtedness, as of December 31, 2016, Rp5,432 billion, Rp8,982 billion, Rp7,254 billion and Rp10,131 billion were scheduled for repayment in 2017, 2018-2019, 2020-2021 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 16 and 17 to our Consolidated Financial Statements.

Table of Content

Capital Expenditures

In 2016, we incurred capital expenditures of Rp29,199 billion (US$2,167 million). Our capital expenditures are grouped into the following categories for planning purposes:

•                     Broadband services, which consist of broadband, IT, application and content and service node;

•                     Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP backbone and satellite;

•                     Optimizing legacy, for fixed lines; and

•                     Capex supports.

Of our Rp29,199 billion capital expenditure in 2016, Telkom, as parent company, incurred capital expenditures of Rp10,309 billion (US$765 million), Telkomsel incurred capital expenditures of Rp12,564 billion (US$932 million) and our other subsidiaries incurred capital expenditures of Rp6,326 billion (US$470 million). The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

			Years Ended December 31,
	2014	2015	2016
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	8,099	9,641	10,309	765
Subsidiaries
Telkomsel	13,002	11,321	12,564	932
Others	3,560	5,439	6,326	470
Subtotal for subsidiaries	16,562	16,760	18,890	1,402
Total for Telkom Group	24,661	26,401	29,199	2,167

Material Commitments for Capital Expenditures

As of December 31, 2016, we had material commitments for capital expenditures under contractual arrangements totaling Rp11,812 billion (US$877 million), principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network in Indonesia.

The following table sets forth information on our committed capital expenditures under contractual agreements as of December 31, 2016.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	-	7,210
U.S. Dollar	341	4,600
Euro	0.16	2
Total		11,812

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 33a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2017, we expect that our capital expenditure to revenue ratio will be approximately in the range of 25%-30%. We expect that the most significant proportions of capital expenditure will be allocated to broadband services, with a portion of the increase allocated to our subsidiaries. We expect to fund the above commitments with our internal and external source of funds.

Table of Content

The realization and use of future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to changes in the Indonesian and global economy, the Rupiah/U.S. Dollar or other applicable foreign exchange rates, the availability of supply or vendor or other financing on terms acceptable to us, and also any technical or other problems in the implementation.

Critical Accounting Policies, Estimates and Judgments

For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2aa to our Consolidated Financial Statements.

New Standards and Interpretations

See Note 39 to our Consolidated Financial Statements for a discussion of the new standards, amendments to standards and interpretations not yet effective for  2016 which have not been applied in preparing the Consolidated Financial Statements.

C.                            Research and Development, Patents and Licenses, etc.

 As a technology-based company, we continue to focus on product and service innovation through ongoing research and development. Our research and development activities are conducted under the Digital Service Division. The primary activity of our Digital Service Division is to analyze new technologies and equipment which we plan to integrate into our network infrastructure in order to ensure a seamless integration process. In addition, our Digital Service Division is mandated with conducting feasibility studies on prospective technologies that we will need to procure in order to support our transformation into a digital telecommunications company.

We also conduct joint innovation activities with certain partners to enhance our current products and services and create new business models that could produce new revenue generators. We also conduct joint innovation activities that aim to enhance our current products and services and create new business models to produce new revenue generators.  Involving a number of partners, namely Cisco, Huawei, NEC/NetCracker, NTT, SK Telecom and ZTE, the joint innovation has resulted in new IndiHome digital services, enhancement to IndiHome architecture as well as new technology mastery in virtualization/cloudification and Internet of Things. In the area of IndiHome digital services, new business opportunities have been developed, such as personalized IPTV EPG, Android Over The Top TV, TV messaging system, TV video call and speed-on demand services. With regard IndiHome architecture, innovation on open STB, IPTV service quality monitoring as well as introduction of video centric network design were key improvements that we expect will drive cost efficiency and improve quality of services. Exploration on future technology and observation on Internet Of Things has also contributed much to our long term benefit in terms of updated knowledge as well as human capital development that may create opportunities for additional revenue and cost savings in the future.

Our research and development activities include our open innovation program where we aim to leverage the creativity of Indonesian digital technology entrepreneurs with the aim of integrating the products and services that they develop into our business. We provide office facilities such as shared meeting rooms, classrooms and common areas for entrepreneurs which are known as Digital Innovation Lounges at 14 locations in Indonesia. In 2016, we received 20,000 proposals from startups as part of our startup discovery program. We conduct incubation and acceleration activities under which we provide mentorships to assist startups to develop and validate their business model.  We occasionally provide seed financing in the form of equity to startups which we believe are commercially viable.  We also support startups to market their products and services and obtain follow-on financing. In 2016, we successfully integrated the products and services of certain startups including Priviy-ID (an application that facilitates secure electronic signatures), Modegi (a developer of residential Internet of Things enablers), X-Igent (an application that facilitates emergency messages) and Run-system (an enterprise resources planning application for SMEs).

Our  total expenditure for  research and development activities was approximately Rp4 billion, Rp11 billion and Rp13 billion in 2014, 2015 and 2016, respectively.

Table of Content

D.                            Trend Information

The significant trends, or developments that have had in recent years, and may have in the future, a material impact on our results of operations, financial condition and capital expenditures, include (i) an increase in revenues from data, internet and information technology services revenues and (ii) a flattening in the growth of legacy services such as fixed line telephone, cellular voice and SMS revenues. See “Operating Results”.

We believe favorable external factors, among others, will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet and information technology services. Indonesia's economy recorded a healthy growth in recent years. With good economic fundamentals, Indonesia’s national economy is expected to continue to grow steadily, with a corresponding increase in consumer purchasing power, which in turn is expected to result in higher demand for telecommunications services, for both basic telecommunications services as well as value-added services that are part of the increasingly prevalent digital lifestyle in modern societies.

In the longer term, Indonesia’s information and communication technology sector is also expected to enjoy support from Government initiatives such as the Indonesia Broadband Plan 2014-2019. Under the Indonesia Broadband Plan 2014-2019, the Government intends to facilitate an increase in access to fixed broadband infrastructure in Indonesia. Access to fixed broadband infrastructure in urban areas (with capacity of at least 20 Mbps) is targeted to reach 71% of households and 30% of the urban population, while access to mobile broadband infrastructure (with capacity of at least 1 Mbps) is targeted to reach the entire urban population by 2019. For rural areas, access to fixed broadband infrastructure (with capacity of at least 10 Mbps) is targeted to reach 49% of households and 6% of the rural population, while access to mobile broadband infrastructure (with capacity of at least 1 Mbps) is targeted to reach 52% of the rural population by 2019.

In addition, the Government has implemented a National Medium-Term Development Plan (RPJMN) 2015-2019 under which it intends to accelerate economic development in Indonesia by, among others, developing infrastructure at major economic corridors. We expect that the development of these economic corridors will provide opportunities for us to expand our sales of products and services and allow us to reach customers in a much larger scale.

In line with Indonesia Broadband Plan, President Joko Widodo aspires for  Indonesia to be one of the largest digital economies in Southeast Asia by 2020. We believe that our Indonesia Digital Network program is in line with the foregoing Government initiatives.

We believe the foregoing trends will lead to continuing increase in demand for data, internet and information technology services as well as cloud and digital services, compensating for the flattening in the growth of legacy services such as fixed lines telephone, cellular voice and SMS revenues.

E.                            Off-Balance Sheet Arrangements

As of December 31, 2016, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Table of Content

F.                            Tabular Disclosure of Contractual Obligations

The following table sets forth information on certain of our material contractual obligations as of December 31, 2016:

	By Payment Due Date
Contractual Obligation	Total	Less Than 1 Year (7)	1-3 years (7)	3-5 years (7)	More than 5 years (7)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(5)	26,878	3,863	7,751	6,007	9,257
Capital Lease Obligation(2)	4,010	658	1,231	1,247	874
Interest on Long-Term Debts and Capital Lease(6)	15,879	2,715	4,116	2,547	6,501
Operating Lease(3)	29,617	3,814	7,269	7,210	11,324
Unconditional Purchase Obligations(4)	11,812	11,812	-	-	-
Total	88,196	22,862	20,367	17,011	27,956
(1) See notes 16 and 17 to our Consolidated Financial Statements
(2) Related to the lease of the slot site of the tower, transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles and CPE assets
(3) Related to leases of leased line, telecommunication installation and equipment and land and building
(4) Capital expenditure committed under contractual arrangements
(5) Excludes the related contractually committed interest obligations
(6) See item 3 "Key Information - Business Overview - Risk Factors - Risk Related to Our Business - Financial Risk - We are exposed to interest rate risk"
(7) Less than 1 year = 2017, 1-3 years = 2018-2019, 3-5years = 2020-2021, more than 5 years = 2022 and thereafter

See Note 33 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit provision. In 2016, we did not contribute to our defined benefit pension plan and post-employment health care benefit provision. See Note 29 to our Consolidated Financial Statements.

G.                           Safe Harbor

All information that is not historical in nature disclosed under “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Forward-Looking Statements".

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                          DIRECTORS AND SENIOR MANAGEMENT

                In accordance with Law No.40 of 2007 on Limited Liability Companies, we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards.

The members of the Board of Commissioners and Board of Directors are elected and dismissed by shareholders’ resolutions at a GMS. As stated in our Articles of Association, to be elected, candidates must be nominated by the Government as holder of the Dwiwarna Share. The term of office for each Commissioner and Director commences at the closing of the GMS which appoints such Commissioner or Director or such other time as specified by such GMS, and terminates at the closing of the fifth AGMS held after his/her appointment. Shareholders, through an AGMS or an EGMS, have the right to discharge a Commissioner or Director at any time before the expiration of his/her term of office.

Table of Content

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of seven members, one of whom is designated the President Commissioner.

As of December 31, 2016, the Board of Commissioners consisted of seven members as listed below:

Name	Age	Date of Birth	Commissioner Since	Position
Hendri Saparini	52	June 16, 1964	2014	President Commissioner
Hadiyanto	54	October 10, 1962	2012	Commissioner
Dolfie Othniel Fredric Palit	48	October 27, 1968	2014	Commissioner
Pontas Tambunan	56	February 16, 1961	2016	Commissioner
Margiyono Darsasumarja	40	September 14, 1976	2015	Independent Commissioner
Rinaldi Firmansyah	56	June 10, 1960	2015	Independent Commissioner
Pamiyati Pamela Johanna Waluyo	58	June 20, 1958	2015	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2016. In accordance with OJK regulations and IDX rules which require 30% of our Board of Commissioners to be independent, three Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are: Margiyono Darsasumarja, Rinaldi Firmansyah and Pamiyati Pamela Johanna Waluyo. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Hendri Saparini assumed the role of President Commissioner in December 2014. Dr. Saparini founded the Center of Reform on Economics (CORE Indonesia) and has served as its executive director from 2013.  Currently, she also serves  as a member of the National Industry and Economics Committee (Komite Ekonomi dan Industri Nasional  or KEIN) from 2016 and  as lecturer at the Institute of State Administration (Lembaga Administrasi Negara) from 2009. Previously Dr. Saparini served as managing director (2005-2013) and researcher (1994-2013) at the ECONIT Advisory Group. She has also served as budgetary consultant for the Indonesian House of Representatives Secretariat General (2009-2012). Dr. Saparini holds a doctorate in international political economics and a master degree in international policy management from Tsukuba University, Japan and a bachelor of arts degree in economics from Gadjah Mada University, Yogyakarta.

Hadiyanto assumed the role of Commissioner in May 2012. Currently, he also serves as Secretary General of the Ministry of Finance from 2015. Dr. Hadiyanto has assumed, among other positions, Director General for State Assets of the Ministry of Finance (2006-2016), Head of the Legal Bureau of the Secretariat General of the Ministry of Finance (2005-2006) and Alternate Executive Director at the World Bank in Washington D.C. (2003-2005). He has also served as President Commissioner of PT Garuda Indonesia (Persero) Tbk (2007-2012) and President Commissioner of PT Bank Export Indonesia (Persero) (also known as Indonesia Exim Bank) (2007-2009). He holds a doctorate in legal studies and a bachelor of law degree from the University of Padjadjaran, Bandung and a Master of Laws from Harvard University Law School.

Dolfie Othniel Fredric Palit assumed the role of Commissioner in December 2014. Previously, Mr. Palit has served as Executive Director of the Strategic Consultancy Institute for Research on Policy and Regional Autonomy (Lembaga Konsultan Strategis Riset Kebijakan dan Otonomi Daerah or REKODE) (2004-2009) and as Operational Director at Bumi Indonesia Hijau Foundation (2001-2003). Mr. Palit served as a member of the Indonesian House of Representatives (2009-2014), where he acted as member of the Special Committee for the Prevention and Combating Money Laundering, the Bank Century Supervisory Team, the Budget Committee of the House of Representatives and the Special Committee of the Law on the Healthcare and Social Security Agency (Badan Penyelenggara Jaminan Sosial or BPJS). He holds a bachelor degree from the Bandung Institute of Technology.

Table of Content

Pontas Tambunan assumed the role of Commissioner in April 2016. Currently, he also serves as Deputy for the Construction and Transportation Infrastructure and Facilities Business Sectors of the MSOE from 2015. Previously, he served as a commissioner of PT Pertamina EP (2015-2016) and served at the MSOE as First Assistant Deputy for the Infrastructure and Logistics Business Sectors (2010-2012) and Assistant Deputy for the Transportation Facilities Business Sector (2006-2010). In addition, Mr. Tambunan has served as finance director of PT Perkebunan Nusantara V (Persero) (2012-2015) and a commissioner of PT Wijaya Karya (Persero) Tbk (2007-2012), PT Pelabuhan Indonesia II (Persero) (2010-2012) and PT Sucofindo (Persero) (2010-2012). He holds a master degree in management from Gadjah Mada University, Yogyakarta and a bachelor degree in law from Tarumanegara University, Jakarta.

Margiyono Darsasumarja assumed the role of Independent Commissioner in April 2016. He has served as coordinator of advocacy and partnership for government reform of the Bureaucracy Reform Project (2012-2015), a lecturer in law and media ethics at Ahmad Bakrie University (2012-2014) and a media development manager at Voice of Human Rights Media, a radio program in Indonesia (2001-2011). He holds a master of laws from the University of Leeds, England and a bachelor of law from the University of Indonesia.

Rinaldi Firmansyah assumed the role of Independent Commissioner in April 2015. Currently, he also serves as a commissioner at PT Elnusa Tbk from 2014 and PT Bluebird Tbk from 2013. Mr. Firmansyah also serves as an advisory board member of Daestrum Capital from 2016 and as managing partner of Fidelitas Capital from 2015. Dr. Firmansyah served as a commissioner at Indosat (2015), our President Director (2007-2012) and our Director of Finance (2004-2007). He holds a doctorate in management from the University of Padjadjaran, Bandung, an MBA from the Indonesian Institute of Management Development (IPMI), Jakarta and a bachelor degree in electrical engineering from the Bandung Institute of Technology. Dr. Firmansyah is a Chartered Financial Analyst.

Pamiyati Pamela Johanna Waluyo assumed the role of Independent Commissioner in April 2015. Previously, she has served as corporate marketing director of Obsession Media Group (2014-2015), assistant director of sales and marketing at PT Media Televisi Indonesia (the broadcaster of Metro TV) (2006-2014), and corporate public relations professional at PT Media Televisi Indonesia and Media Group (2000-2006). She holds a master degree from the Delft University of Technology, the Netherlands and a bachelor degree from the Trisakti Business School, Jakarta.

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of eight members, including a President Director.

The following table sets forth the functions and authority of our Directors.

Role	Functions and Authority
Director of Consumer Services

1.                   Responsible for the business strategy to drive disruptive competitive growth through winning competition and growing the fixed and consumer digital segment business portfolio.

2.                   Oversees our parenting strategy by implementing strategic control, coordination and subsidiary performance management over the consumer customer facing unit, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the consumer customer facing unit.

Director of Enterprise and Business Service

1.                   Responsible for the business strategy to drive disruptive competitive growth through winning competition and growing the enterprise digital segment business portfolio (enterprise, government and business).

2.                   Oversees our parenting strategy by implementing strategic control, coordination and subsidiary performance management over the enterprise customer facing unit, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the enterprise customer facing unit.

Table of Content

Role	Functions and Authority
Director of Wholesale and International Services

1.                   Responsible for the business strategy to drive disruptive competitive growth through winning competitions and growing the wholesale and international segment business portfolio.

2.                   Oversees our parenting strategy by implementing strategic control, coordination and subsidiary performance management over the wholesale and international customer facing unit, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the wholesale and international customer facing unit.

Director of Network, IT and Solution

1.                   Responsible for the business strategy to leverage our existing resources in order to develop and exploit our established businesses and services by utilizing infrastructure, IT and solutions to support our business portfolio synergistically.

2.                   Oversees our parenting strategy over the network, IT and solutions functional unit in order to create company value through optimizing and harmonizing the functional management of network, IT and solutions within our Group.

Director of Digital and Strategic Portfolio

1.                   Responsible for (i) distributing corporate strategy, including directional strategy, portfolio strategy and parenting strategy, (ii) exploring new sources of growth through collaboration, acquisition and synergy and (iii) developing a strategy for innovation in order to optimize business exploration in digital services.

2.                   Oversees our parenting strategy over the digital strategic portfolio functional unit in order to create company value through optimizing and harmonizing the management of strategy and business development within our Group

3.                   Oversees our parenting strategy by implementing strategic control, coordination and subsidiary performance management over the digital services customer facing unit, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the digital services customer facing unit.

Director of Finance

1.                   Responsible for distributing corporate strategy, including portfolio strategy and parenting strategy with regard to financial operations and procurement in order to encourage optimal financial performance, procurement and assets growth, and drive disruptive competitive growth within our Group.

2.                   Oversees our parenting strategy by implementing strategic control, coordination and subsidiary performance management over the finance functional unit, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the finance functional unit.

Director of Human Capital Management

1.                   Responsible for distributing corporate strategy, including directional strategy, portfolio strategy and parenting strategy on aspects related to the development of human capital, employee organization, corporate culture, leadership architecture and industrial relations.

2.                   Oversees human capital management within the Telkom Group and supervises the Pension Fund and Telkom Foundation (Yayasan Telkom) by implementing strategic control, coordination and foundation performance management in order to create Company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the human capital management functional unit.

Table of Content

As of December 31, 2016, the Board of Directors consisted of seven members as listed below :

Name	Age	Date of Birth	Director Since	Position
Alex J. Sinaga	55	September 27, 1961	2014	President Director(1)
Harry M. Zen	48	January 9, 1969	2016	Director of Finance(2)
Indra Utoyo	55	February 17, 1962	2007	Director of Digital and Strategic Portfolio
Abdus Somad Arief	53	September 25, 1963	2014	Director of Network, IT and Solution
Herdy Rosadi Harman	53	June 28, 1963	2014	Director of Human Capital Management
Dian Rachmawan	52	May 14, 1964	2014	Director of Consumer Services
Honesti Basyir	48	June 24, 1968	2012	Director of Wholesale and International Services and Acting Director of Enterprise and Business Service

(1)         This position is of the same level as Chief Executive Officer (“CEO”).

(2)         This position is of the same level as Chief Financial Officer (“CFO”).

Each of our Directors was a citizen and domiciled in Indonesia as of December 31, 2016. In accordance with Listing Regulation No.IA in KEP.00001/BEI/01-2014 issued by the IDX (“IDX Regulation I-A”), the board of directors of a listed company must consist of at least one independent director. We have appointed Honesti Basyir as our Independent Director.

Set forth below is a brief biography of each of our Directors:

Alex J. Sinaga assumed the role of President Director in December 2014. Currently, he also serves as President Commissioner of Telkomsel from 2014. Mr. Sinaga started his career with our Company in 1987. He has served as President Director of Telkomsel (2012-2014), President Director of Telkom Metra (2007-2012), Executive General Manager of our Enterprise Services Division (2005-2007), Executive General Manager of our Fixed Wireless Division (2002-2005), Senior Manager of Business Performance for Telkom's Regional Division II Jakarta (2002) and General Manager of Telkom West Jakarta Branch Office (2000-2002). Prior to that, Mr. Sinaga served as General Manager at the West Surabaya Branch Office (1998-1999) and Malang Branch Office (1997-1998). He is currently the Chairman of the Indonesian Cellular Telecommunication Association (ATSI) and is an executive member of the Indonesia Chamber of Commerce (KADIN) for England and Europe for the information, communication and technology sector. Mr. Sinaga holds a master degree in telematics from the University of Surrey, England and a bachelor degree in electrical engineering from the Bandung Institute of Technology.

Harry M. Zen assumed the role of Director of Finance in April 2016. Currently, he also serves as President Commissioner of Telkom Property from 2016 and as a commissioner of Telkomsel from 2016. Prior to his appointment as our Director, Mr. Zen served as President Director of PT Credit Suisse Securities Indonesia (2008-2015), Director of Barclays Capital (2007-2008) and co-head of investment banking at PT Bahana Securities (2001-2008). Mr. Zen holds an MBA from the State University of New York at Buffalo and a bachelor degree in metallurgical engineering from the University of Indonesia.

Indra Utoyo assumed the role of Director of Digital and Strategic Portfolio in April 2012. Currently, he also serves as President Commissioner of PT Metra Digital Investama (our venture capital fund which is also known as MDI Ventures) from 2016 and Commissioner of Telkom Metra from 2015. He joined our Company in 1986 and has held various other positions including Director of Information Technology Solution and Supply (2007-2012) and Senior General Manager of our Information System Center (2005-2007). Mr. Utoyo holds a master degree in communication and signal processing from Imperial College, London and a bachelor degree in electrical telecommunications engineering from the Bandung Institute of Technology.

Abdus Somad Arief assumed the role of Director of Network, IT and Solution in December 2014. Currently, he also serves as President Commissioner of Telkominfra from 2015 and Commissioner of PT TeltraNet Aplikasi Solusi from 2015. Mr. Arief started his career with our Company in 1992. He has served as Director of Network at Telkomsel (2012-2014) and Executive General Manager for our Enterprise Services Division (2009-2012), Vice-President of Business Development for our Enterprise and Wholesale Directorate (2008-2009) and Deputy Executive General Manager of our Enterprise Services Division (2007-2008). In addition, Mr. Arief has served as President Commissioner of PT Pramindo Ikat Nusantara (which has changed its name to PINS) (2011-2012) and as a Commissioner of PT Infomedia Nusantara (2010-2011). Mr. Arief holds a master degree in information and technology systems and a bachelor degree in electrical engineering from the Bandung Institute of Technology.

Table of Content

Herdy Rosadi Harman assumed the role of Director of Human Capital Management in December 2014. Currently, he also serves as Commissioner of Telkom Property from 2015 and as the President Commissioner of PT Infomedia Nusantara from 2016. Mr. Harman started his career with our Company in 1987. Prior to his appointment as our Director, Mr. Harman served as Director of Human Capital Management at Telkomsel (2012-2014), Vice-President of Regulatory Management at our Company (2007-2012) and Vice-President of Legal & Compliance at our Company (2006-2007). He has also served as our Company's General Manager for Management Support (2004-2006). Mr. Harman holds a Master of Laws from Washington College of Law, at the American University, Washington D.C., an MBA from the Asian Institute of Management, Philippines, and the Bandung Institute of Management (now known as Telkom University) and a bachelor of law degree from the University of Padjadjaran, Bandung.

Dian Rachmawan assumed the role of Director of Consumer Services in December 2014. Currently, he also serves as President Commissioner of Telkom Akses from 2015. Mr. Rachmawan started his career with our Company in 1989. He has served as CEO of Telin Hong Kong (2011-2014), Director of Network Operation & Engineering at Telin (2007-2011) and Executive General Manager for Fixed Wireless Network Division at our Company (2005-2007). Previously, Mr. Rachmawan served as our Company's General Manager for South Jakarta Branch Office (2004-2005), General Manager for Interconnection & Partnership for Regional Division II Jakarta (2001-2004) and Assistant Vice President for Interconnection Planning at our headquarters (2000-2001). Mr. Rachmawan holds a master degree in telecommunications engineering and a master of science in communication and real time systems from Bradford University, England and a bachelor degree in electronic and telecommunication engineering from Surabaya Institute of Technology.

Honesti Basyir assumed the role of Director of Wholesale and International Services in December 2014 before which he served as our Director of Finance from May 2012. Currently, he also serves as our Acting Director of Enterprise & Business Service from September 13, 2016, President Commissioner of Telin from 2015 and President Commissioner of Telkom Metra from 2016. Mr. Basyir started his career with our Company in 1994 and has held a number of key positions within our Company, including Vice-President for Strategic Business Development at the IT, Solution & Strategic Portfolio Directorate (2012), Vice-President for Strategic Business Development at the Strategic Investment & Corporate Planning Unit (2010-2011), Project Controller (Level 1) of Project Management Office (2009-2010) and Assistant Vice-President for Business & Finance Analysis at the Strategic Investment & Corporate Planning Unit (2006-2009). He holds a master degree in corporate finance from the Bandung Institute of Management (now known as Telkom University), and a bachelor degree in industrial engineering from the Bandung Institute of Technology.

Other than as provided for under our Articles of Association, none of our Commissioners or Directors has any arrangement or understanding with any major shareholder, customer, supplier or with us pursuant to which such person was selected as a Commissioner or Director, nor are any such arrangements, understanding or contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above. The business address of our Commissioners and Directors is Jl. Japati No.1, Bandung, 40133, Indonesia.

B.                                         COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Director and Board of Commissioners for the 2016 financial year and also as to the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the 2016 financial year. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

Each Commissioner is entitled to monthly remuneration and benefits. They are also entitled to bonuses based on our business performance and achievements.

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances. Directors also receive an annual bonus based on our business performance and achievements. The bonus and incentive are budgeted every year based on a formula prepared by the Nomination and Remuneration Committee and confirmation from the Board of Commissioners before being considered by shareholders at the GMS.

Table of Content

In accordance with regulations relating to SOEs in Indonesia, all of our Commissioners and Directors are entitled to post-employment benefits, including an insurance scheme into which we are required to contribute up to 25% of the salary of our Commissioners and Directors. There are no service contracts providing for benefits to be provided for our Directors or Commissioners upon their termination as Directors or Commissioners. We also provide our Commissioners and Directors with long-term incentives in the form of shares or for our Independent Commissioners in the form of cash.

We budgeted incentives for the current year but will be distribute such incentives in the following year after the publication of our audited financial statements and having the approval in a GMS. We only distribute cash incentives if we achieve certain performance targets.

For 2016, the total remuneration paid to the entire Board of Commissioners was Rp58.8 billion. Taxes from remuneration borne by our Company amounted to Rp4.3 billion. The table below sets forth the remuneration that our Commissioners received in 2016:

Board of Commissioners	Honorarium and Allowance	Tantiem, THR(1), Long-term Incentives and Post-employment Benefit	Total
	(Rp million)
Hendri Saparini	1,244	7,889	9,133
Dolfie Othniel Fredric Palit	1,120	7,100	8,220
Hadiyanto	1,120	7,100	8,220
Pontas Tambunan(2)	774	71	845
Margiono Darsasumarja	1,120	5,040	6,160
Rinaldi Firmansyah	1,120	5,040	6,160
Pamiyati Pamela Johanna Waluyo	1,120	5,040	6,160
Parikesit Suprapto(3)	346	7,889	8,235
Imam Apriyanto Putro(4)	-	1,904	1,904
Johny Swandi Sjam(4)	-	1,904	1,904
Virano Gazi Nasution(4)	-	1,904	1,904
Note (1) “THR” refers to tunjangan hari raya or religious holiday allowance. (2) Since the AGMS on April 22, 2016. (3) Up to the AGMS on April 22, 2016. (4) Up to the AGMS on April 17, 2015.

For 2016, the total remuneration of the entire Board of Directors was Rp121.6 billion. Taxes from remuneration borne by our Company amounted to Rp7.6 billion.The table below sets forth the remunerations that our Directors received in 2016:

Board of Directors	Honorarium	Tantiem and THR(1)	Allowance	Total
	(Rp million)
Alex J. Sinaga	2,304	14,128	300	16,732
Harry M. Zen(2)	1,434	158	208	1,800
Indra Utoyo	2,074	12,715	300	15,089
Dian Rachmawan	2,074	12,597	300	14,971
Abdus Somad Arief	2,074	12,715	300	15,089
Herdy Rosadi Harman	2,074	12,715	300	15,089
Honesti Basyir	2,074	12,715	300	15,089
Heri Sunaryadi(3)	634	12,557	100	13,291
Muhammad Awaluddin(4)	1,555	12,715	225	14,495
Note (1) “THR” refers to tunjangan hari raya or religious holiday allowance. (2) Since the AGMS on April 22, 2016. (3) Up to the AGMS on April 22, 2016. (4) Up to September 2016.

The total accrued remuneration of Board of Commissioners and Directors for 2016 was Rp524 billion, consisting of long-term incentives and tantiem.

Table of Content

C.                                         BOARD PRACTICES

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including planning and development, operations and budgeting in compliance with our Articles of Association, and to carry out the mandate and resolutions of the AGMS and EGMS. The Board of Commissioners does not have the authority to run or manage our Company, except in the exceptional situation when all members of the Board of Directors are suspended for any reason. The Board of Commissioners provides advice and opinions to the AGMS with respect to financial reporting, business development, appointment of auditors, and other important and strategic matters related to corporate actions. The Board of Commissioners also reviews our work plan and budget, keeps abreast of our progress, and in case our Company gives an indication of any decline in the growth of our business immediately requests the Board of Directors to notify the shareholders and provides recommendations on measures for mitigation. Finally, the Board of Commissioners ensures that our corporate governance program is properly applied and maintained in accordance with the applicable regulations.

The Board of Commissioners is obliged to carry out its duties and responsibilities in accordance with our Articles of Association, decisions made during any AGMS and EGMS and applicable laws and regulations.

The Board of Commissioners is assisted by a Board of Commissioners Secretary as well as the Audit Committee, the Nomination and Remuneration Committee and the Planning and Risk Evaluation and Monitoring Committee. As necessary, the Board of Commissioners may seek assistance from professional advisors.

Meetings of the Board of Commissioners are held at least once a month at any time deemed necessary by one or more members of the Board of Commissioners, or at the request of the Board of Directors, or at the written request of one or more shareholders holding at least one-tenth of our outstanding shares of common stock. The Board of Commissioners must hold joint meetings with the Board of Directors at least once every four months. Decisions at Board of Commissioners meetings are taken through a process of deliberation and consensus. If consensus cannot be reached, decisions are based on a majority vote of the Commissioners in attendance or who are represented at the meeting. In the event of a tie, the proposed resolution will be decided by the Commissioner who chairs such Board of Commissioners meeting. The quorum for all Board of Commissioners meetings requires attendance in person, through video conference, or by proxy granted to another Commissioner, of Commissioners representing more than one-half of the total number of Commissioners.

The Board of Directors is generally responsible for managing our business in accordance with applicable laws, our Articles of Association and the policies and directives issued by the GMS and the Board of Commissioners. The Board of Directors also has the right to act for and on our behalf, inside or outside a court of law, on any matter and for any event, with another party.

Meetings of the Board of Directors may be convened at any time deemed necessary or at the request of one or more members of the Board of Directors, or at the request of the Board of Commissioners or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of common stock.

Meetings of the Board of Directors are chaired by the President Director. In the event that the President Director is unavailable or absent for any reason, the meeting will be chaired by another Director.

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

Individual Directors are charged with specific responsibilities. For more detailed information regarding the functions and authority of each of our Directors, see "— Directors and Senior Management — Board of Directors".

Table of Content

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was adopted under a Decree of the Board of Commissioners No.07/KEP/DK/2013 dated July 23, 2013 in relation to the Charter of the Telkom Group Audit Committee. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations. In 2016, no changes were made to regulations related to our Audit Committee that would require us to amend our Audit Committee Charter.

The Audit Committee Charter outlines the Audit Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for, among others:

•                     overseeing our financial reporting process on behalf of the Board of Commissioners;

•                     providing recommendations to the Board of Commissioners regarding the selection of our external auditor, subject to shareholder approval;

•                     discussing with our internal and external auditors on the overall scope and plans of their respective audits;

•                     reviewing our consolidated financial statements and the effectiveness of internal controls over financial reporting (ICOFR);

•                     convening regular meetings with internal and external auditors, without the presence of management, to discuss the results of their evaluation and audit of our internal controls as well as the overall quality of our financial reporting;

•                     providing independent advice in cases where difference of opinion exists between management and our independent auditors;

•                     monitoring the steps taken by Directors to follow up on the findings of our internal auditors; and

•                     carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters as well as other obligations required by the Sarbanes-Oxley Act of 2002.

            The Audit Committee may engage an independent consultant or other professional advisors to assist in carrying out its functions. In addition, the Audit Committee receives and handles complaints.

Audit Committee Independence

OJK Rule No.55/POJK.04/2015 on Establishment and Code of Conduct for Audit Committees (the "OJK Audit Committee Regulation") and IDX Regulation No.1-A require the board of commissioners of a public company which is listed on the IDX (such as our Company) to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner presiding over the audit committee as chairman and one external independent member and at least one member of the audit committee having expertise in accounting or finance. We also require at least one external independent member to have expert knowledge (in the context of Item 16A of Form 20-F) in the field of accounting or finance.

In order to be considered independent under the prevailing Indonesian rules, the members of the audit committee may not:

•                     be an executive officer of a public accountant firm that has provided audit or non-audit services to us within the six months prior to his or her appointment as an audit committee member;

•                     have been our executive officer within the six months prior to his or her appointment as an audit committee member;

•                     be affiliated with our majority shareholder;

•                     have a family relationship with any member of the board of commissioners or board of directors;

Table of Content

•                     own, directly or indirectly, any of our shares; and

•                     have any business relationship that relates to our businesses.

Currently, the Audit Committee consists of six members: (i) Rinaldi Firmansyah (Independent Commissioner and Chairman of the Audit Committee); (ii) Tjatur Purwadi (Secretary of the Audit Committee and external independent member); (iii) Margiyono Darsasumarja (Independent Commissioner); (iv) Dolfie Othniel Fredric Palit (Commissioner and non-voting member); (v) Pontas Tambunan (Commissioner and non-voting member); and (vi) Sarimin Mietra Sardi (external independent member).

Audit Committee Financial Expert

See Item 16A “Audit Committee Financial Expert”.

Exemption From U.S. Listing Standards For Audit Committees

See Item 16D “Exemptions from the Listing Standards for Audit Committees”.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee was formed pursuant to Board of Commissioner’s decree No.6/KEP/DK/2016 dated April 25, 2016 regarding the Establishment of the Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors’ remuneration. The duties of the Nomination and Remuneration Committee include the following:

•                     to devise a nomination and selection system for strategic positions within our Company by, referring to corporate governance principles, such as transparency, accountability, responsibility, fairness and independence;

•                     to assist the Board of Commissioners who are engaged with the Directors in selecting candidates for strategic positions in our Company (i.e. positions which are one level under the directorships of our Company) and directors and commissioners of any consolidated subsidiary that contributes 30% or more of our consolidated revenue, such as Telkomsel). For Telkomsel, the Nomination and Remuneration Committee’s recommendation would be passed on to the holder of the Dwiwarna Share; and

•                     to formulate a remuneration system for Directors based on fairness and performance.

Currently, the members of our Nomination and Remuneration Committee are Margiyono Darsasumarja (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), Pontas Tambunan (Commissioner), Hadiyanto (Commissioner), Dolfie Othniel Fredric Palit (Commissioner), Rinaldi Firmansyah (Independent Commissioner), Pamiyati Pamela Johanna Waluyo (Independent Commissioner) and Ario Guntoro (Secretary of the Board of Commissioner). To maintain independence in the execution of their tasks, members of the Nomination and Remuneration Committee have no relationship, either directly or indirectly, with us.

D.                                         EMPLOYEES

We had a total of 23,876 employees as of December 31, 2016, consisting of 14,933 Telkom employees and 8,943 employees of our subsidiaries. This represented a decrease of 909 employees compared to our total number of employees as of December 31, 2015, due to an increased participation by our employees in our early retirement program. See “—Retirement Program”.

As of December 31, 2016, we had 620 senior management employees, compared with  608 senior management employees as of December 31, 2015. Total middle management employees increased from  4,651 employees as of December 31, 2015 to  5,290 employees as of December 31, 2016. Supervisor level employees decreased from  13,017 employees as of December 31, 2015 to  12,044 employees as of December 31, 2016. Other employees decreased from  6,509 employees as of December 31, 2015 to  5,922 employees as of December 31, 2016. We did not employ a significant number of temporary employees in 2016. The following table shows our employee profile by position.

Table of Content

Position	As of December 31, 2016
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	207	413	620	2.6
Middle Management	3,856	1,434	5,290	22.2
Supervisors	8,917	3,127	12,044	50.4
Others	1,953	3,969	5,922	24.8
Total	14,933	8,943	23,876	100.0

Our employee profile based on educational background as of December 31, 2016 was dominated by university graduates which accounted for 51.6% of our total employees. This reflects our focus to recruit highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

Level of Education	As of December 31, 2016
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	3,834	689	4,523	18.9
Diploma Graduates	3,217	1,261	4,478	18.8
University Graduates	5,987	6,337	12,324	51.6
Post Graduates	1,895	656	2,551	10.7
Total	14,933	8,943	23,876	100.0

As of December 31, 2016, 23,793 of our employees were located in Indonesia and 83  of our employees were located outside of Indonesia.

Retirement Program

The retirement age for all our employees is 56 years. We have two pension schemes: (a) Defined Benefit Pension Plan (“DBPP”), which is applicable to permanent employees who were hired prior to July 1, 2002 (other than our Directors) and (b) Defined Contribution Pension Plan (“DCPP”) which is applicable to all other permanent employees (other than our Directors).

a.                   Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund Division administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month. We did not make any contribution to the DBPP pension fund for 2014, 2015 and 2016.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program under annuity insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the remaining balance. Since 2005, Telkomsel has contributed the entire amount to the program, which totaled Rp98 billion, Rp192 billion and Rp83 billion for 2014, 2015 and 2016, respectively.

b.                   Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were recruited on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totaled Rp6 billion, Rp7 billion and Rp9 billion, for December 31, 2014, 2015 and 2016, respectively.

To create a more effective and competitive business environment, we have implemented an Early Retirement Program. The Early Retirement Program is run in line with the implementation of the 2016 to 2020 Human Capital Master Plan under which we expect to release 985 employees. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. In 2016, we spent Rp628 billion as compensation for 382 employees who participated in the Early Retirement Program.

Table of Content

Management of Employee Relations

Pursuant to Presidential Decree No.83/1998 regarding Ratification of ILO Convention No.87/1948 regarding Freedom of Association and Protection of the Right Organize, our employees established SEKAR. As of December 31, 2016, SEKAR represented a total of 14,472 employees or 89.9% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to Law No.13/2003 regarding Manpower and Regulation of the Minister of Manpower and Transmigration No.PER.16/2011 concerning Procedures, Preparation and Ratification of Company Regulations and Preparation and Registration of Collective Work Agreement, SEKAR is entitled to represent employees in the negotiation of collective work agreements with our management. Our Company and SEKAR entered into a sixth collective work agreement dated September 18, 2015 (the "Sixth CWA"), which has been ratified by the Ministry of Manpower and Transmigration. The Sixth CWA is in effect for a period of two years.

The employees of Telkomsel and PT Infomedia Nusantara have also established employees’ unions. As of December 31, 2016, the Telkomsel Workers’ Union (Serikat Pekerja Telkomsel or SEPAKAT) represented a total of 3,929 Telkomsel employees or 75.7% of Telkomsel’s total employees. Neither we nor our subsidiaries have experienced material labor action.

E.                                         SHARE OWNERSHIP

As of February 28, 2017, none of our Commissioners, Directors or Senior Managers beneficially owned more than 1.0% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors and Senior Management, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders.”

Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of the 2012 annual incentives. On such date, 59,811,400 (equal to 299,057,000 shares after stock split) shares of common stock were transferred to 24,993 employees with a total fair value of Rp661 billion. As of March 21, 2016, 110,256,210 of our shares were owned by 14,373 of our employees and our retirees. In 2014, 2015, and 2016, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See “Compensation — Compensation of Commissioners and Directors”.

Stock Split and Depositary Receipt Ratio

At our GMS on April 19, 2013, a stock split with a ratio of 1:5 was approved by our shareholders. New shares of common stock were deposited into shareholders accounts on September 2, 2013 as part of the stock split. In connection with our stock split, effective September 3, 2013, we changed the ratio of our ADSs from one ADS representing 40 shares of common stock, par value Rp250 per share, to one ADS representing 200 shares of common stock, par value Rp50 per share.

On October 26, 2016, we changed the ratio of our ADSs from one ADS representing 200 shares of common stock, par value Rp50 per share, to one ADS representing 100 shares of common stock, par value Rp50 per share.

Table of Content

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                            MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital consists of one Dwiwarna Share, and 399,999,999,999 shares of common stock. Our authorized shares, 100,799,996,400 of which are issued and fully paid, consists of one Dwiwarna Share and 100,799,996,399 shares of common stock. The Dwiwarna Share is owned by the Government and carries special voting rights, the right to nominate, and to veto the appointment and removal of, any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve us, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions applicable to the common stock also apply to the Dwiwarna Share, except that the Government cannot transfer the Dwiwarna Share. The Government’s ownership of the Dwiwarna Share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna Share may only be modified by an amendment of our Articles of Association, which the Government may veto.

The table below sets forth the composition of our shareholders as of February 28, 2017.

	Dwiwarna Share	Common Stock	Percentage of Ownership
Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Subtotal (Capital issued and outstanding)	1	99,062,216,599	100
Treasury Stock		1,737,779,800	-
Total	1	100,799,996,399	100

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the shareholding of our major shareholder which own more than 5% of our shares as of February 28, 2017.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	-
Common Stock	Government	51,602,353,559	52.09

The percentage of shares held by the Government was, 52.6%, 52.6% and 52.09% as of February 28, 2015, 2016 and 2017, respectively.

Table of Content

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own more than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of February 28, 2017. No other persons own 5% or more of our shares of common stock.

Commissioners or Directors	Number of Shares	Percentage of Ownership
Commissioners
Hendri Saparini	414,157	<0.01
Hadiyanto	875,297	<0.01
Dolfie Othniel Fredric Palit	372,741	<0.01
Directors
Alex J. Sinaga	920,349	<0.01
Indra Utoyo	1,972,644	<0.01
Honesti Basyir	1,945,644	<0.01
Dian Rachmawan	888,854	<0.01
Abdus Somad Arief	828,314	<0.01
Herdy Rosadi Harman	828,012	<0.01
Total	9,046,012	<0.01

Shareholders Owning Less Than 5% of Shares

The table below sets forth the shareholding of our shareholders which owned less than 5% of our shares of common stock as of February 28, 2017.

Group	Number of Shares of Common Stock Owned	Percentage of Ownership
Foreign
Business Entities	39,044,902,954	39.42
Individuals	16,873,800	0.01
Local
Business Entities
Companies	1,913,787,659	1.93
Mutual Funds	2,239,104,904	2.26
Insurance Companies	2,948,501,550	2.98
Pension Funds	677,218,550	0.68
Others Business Entities	84,839,350	0.09
Individuals	534,634,273	0.54
Total	47,459,863,040	47.91

Relationship with the Government and Government Agencies

Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate the telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes SOEs.

Table of Content

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.09% of our issued and outstanding common stock as of February 28, 2017. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the “ownership” of our common stock and the single outstanding Dwiwarna Share is vested in the Ministry of Finance. In turn, and under the authority of the Ministry of Finance, the MSOE exercises the rights vested in these securities as our “controlling shareholder.”

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

Accordingly, the Government effectively has control over these matters even if it owns less than a majority share of the outstanding shares of common stock. The Government’s rights with respect to the Dwiwarna Share will not expire unless there is a change that requires the amendment of our Articles of Association, which would require the consent of the Government as the holder of the Dwiwarna Share.

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

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp570 billion in 2015 and Rp1,757 billion (US$130.4 million) in 2016. Concession fees as a percentage of total expenses amounted to 0.8% in 2015 and 2.3% in 2016. Radio frequency usage charges amounted to Rp3,626 billion in 2015 and Rp3,687 billion (US$273.6 million) in 2016. Radio frequency usage charges as a percentage of total expenses amounted to 5.1% in 2015 and 4.7 % in 2016. USO charges to the MoCI amounted to Rp1,660 billion in 2015 and Rp460 billion (US$34.1 million) in 2016. USO charges as a percentage of our total expenses amounted to 2.3% in 2015 and 0.6%  in 2016.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2016, we had a total of Rp1,292 billion (US$95.9 million), in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2016, 77.6% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 22.4% denominated in Rupiah. In 2016, the annual interest rates charged 8.25% on loans repayable in Rupiah, 3.85% on those denominated in U.S. Dollar and 2.95% on those denominated in Japanese Yen.

Table of Content

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2016, the amount of revenues from Government departments and agencies was Rp2,486 billion, which accounted for 2.14% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway and e-Commerce platform services.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company must be approved by a majority of the holders of our shares of common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

OJK regulations define a conflict of interest as a conflict between our economic interests and the shareholders’ interests on the one hand and, on the other, the personal economic interests of members of the Board of Commissioners, Board of Directors or other principal shareholders (defined as a holder of 20% or more of our shares of common stock) or their affiliates, either jointly or individually. A conflict of interest also exists if a member of the Board of Commissioners or Board of Directors or a principal shareholder or their respective affiliates is involved in a transaction in which its personal interests may be in conflict with ours. The OJK has the authority to enforce these rules regarding conflicts of interest and holders of our shares of common stock are also entitled to bring a suit to enforce these.

Under OJK regulations, transactions between us and other state-owned or state-controlled enterprises may cause a conflict of interest. In such cases, the approval of the disinterested shareholders must be obtained if a conflict of interest arises. We believe that many transactions conducted with state-owned or state-controlled enterprises are on an arms-length, commercial basis and do not constitute conflict of interest transactions that would require an independent shareholders vote. Such transactions include our sale of telephone services to state-owned or state-controlled enterprises and our purchase of electricity from an SOE. We expect that from time to time, in connection with the development and growth of our business we would enter into joint ventures, agreements or transactions with such enterprises. Under such circumstances, we may consult with the OJK to determine whether a proposed joint venture, agreement or transaction would require a vote of independent shareholders under OJK rules. If the OJK is of the view that such transaction would not require such a vote, we would proceed without seeking the independent shareholders’ approval. Otherwise, we would seek the requisite approval or abandon the proposed action.

Proportion of Common Stock Held in Indonesia and Abroad

As of February 28, 2017, we had 46,621 holders of shares of common stock (including the Government). This total includes 39,185,506,554 shares of common stock held by 2,407 holders of common stock located outside Indonesia. As of the same date, there were 92 ADS shareholders who owned 66,048,569 ADSs.

Change in Control

As of the date of this Annual Report, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage.

B.                            RELATED PARTY TRANSACTIONS

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other SOEs. For further details on our related party transactions, see Note 31 to our Consolidated Financial Statements.

Table of Content

C.                            INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.                                          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for our audited Consolidated Financial Statements filed as part of this Form 20-F.

MATERIAL LITIGATION

In the ordinary course of business, we have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. See Note 34 to our Consolidated Financial Statements.

In 2016, there were no material legal proceedings involving our Company or any serving Commissioner or Director.

DIVIDEND POLICY

An AGMS has the authority to determine the amount of dividends we pay. In 2016, we paid an interim cash dividend for 2016 of Rp19.38  per share. Our final cash dividend and dividend payout ratio for 2016 will be decided at the AGMS scheduled for 2017.

Dividend Year	Date of AGMS	Payout Ratio (%)[1]	Amount of Dividends (Rp million)	Dividend per Share After Stock Split (Rp)
2011	May 11, 2012	65	7,127,333 (2)	74.21
2012	April 19, 2013	65	8,352,597 (3)	87.24
2013	April 4, 2014	70	9,943,294 (4)	102.40
2014	April 17, 2015	60	8,782,812 (5)	89.46
2015	April 22, 2016	60	9,293,184 (6)	94.64

(1)     Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)     Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting to Rp1,096,513 million.

(3)     Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting to Rp1,285,015 million.

(4)     Consists of cash dividend amounting to Rp7,812,588 million and special cash dividend amounting to Rp2,130,706 million.

(5)     Consists of cash dividend amounting to Rp7,319,010 million and special cash dividend amounting to Rp1,463,802 million.

(6)     Consists of cash dividend amounting to Rp7,744,304 million and special cash dividend amounting to Rp1,548,880 million.

TELKOMSEL DIVIDEND

Pursuant to its AGMS on April 15, 2016, Telkomsel approved, the payment of cash dividends in the amount of Rp20,105 billion, which represented 90% of Telkomsel's net profits in 2015. We are entitled to receive 65% of any dividends approved for payment by Telkomsel by virtue of our shareholding therein.

B.                                          SIGNIFICANT CHANGES

See Note 38 to our Consolidated Financial Statements.

Table of Content

ITEM 9.                THE OFFER AND LISTING

A.                                          OFFER AND LISTING DETAILS

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

		Price per share of Common Stock (IDX)		Volume	Outstanding shares	Market Capitalization
Calendar Year	High	Low	Closing
		(in Rupiah)		(shares)		(Rp billion)
2012	1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
2013	2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
2014	3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
2015	3,170	2,485	3,105	18,742,850,400	98,198,216,600	312,984
First Quarter	3,020	2,770	2,890	5,209,728,100	97,100,853,600	291,312
Second Quarter	2,955	2,595	2,930	4,816,156,800	98,175,853,600	295,344
Third Quarter	2,970	2,485	2,645	4,061,559,500	98,175,853,600	266,616
Fourth Quarter	3,170	2,600	3,105	4,655,406,000	98,198,216,600	312,984
2016	4,570	3,045	3,980	23,017,915,300	99,062,216,600	401,184
First Quarter	3,510	3,045	3,325	5,852,647,000	98,198,216,600	335,160
Second Quarter	4,010	3,305	3,980	5,808,895,400	99,062,216,600	401,184
Third Quarter	4,570	3,950	4,310	5,821,745,500	99,062,216,600	434,448
Fourth Quarter	4,400	3,640	3,980	5,534,627,400	99,062,216,600	401,184
September	4,400	3,950	4,310	2,010,068,700	99,062,216,600	434,448
October	4,400	4,120	4,220	1,365,432,500	99,062,216,600	425,376
November	4,300	3,640	3,780	2,680,143,800	99,062,216,600	381,024
December	4,020	3,670	3,980	1,489,051,100	99,062,216,600	401,184
2017	4,030	3,780	3,850	2,770,417,700	99,062,216,600	388,080
January	4,030	3,780	3,870	1,280,778,000	99,062,216,600	390,096
February	3,980	3,830	3,850	1,489,639,700	99,062,216,600	388,080
(1) We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.
(2) The price per share of the common stock reflects this two splits mentioned above for all periods shown.
(3) Market capitalization is the product of the share price and issued and fully paid share which is 100,799,996,400 shares.

On the last day of trading on the IDX in 2016, which was December 30, 2016, the closing price for our common stock was Rp3,980 per share.

The table below shows the high, low and closing quoted prices and trading volume for our ADSs on the NYSE during the periods indicated.

Table of Content

Calendar Year		Price per ADS		Volume (in ADS)
	High	Low	Closing
		(in U.S. Dollars)
2012	20.57	14.63	18.48	177,219,324.00
2013	25.31	16.88	17.93	134,122,210.00
2014	24.38	16.95	22.62	104,501,896.00
2015	23.54	17.05	22.20	87,438,232.00
First Quarter	23.54	20.56	21.77	18,351,674.00
Second Quarter	22.48	20.26	21.70	21,794,470.00
Third Quarter	21.99	17.05	17.83	20,440,486.00
Fourth Quarter	22.76	17.47	22.20	26,851,602.00
2016	34.65	21.22	29.16	110,532,172.00
First Quarter	26.92	21.22	25.43	24,848,124.00
Second Quarter	30.96	25.06	30.73	31,010,592.00
Third Quarter	34.65	29.63	33.04	27,153,358.00
Fourth Quarter	33.57	27.17	29.16	27,520,098.00
September	33.38	29.63	33.04	8,680,416.00
October	33.57	31.59	32.49	8,246,024.00
November	32.85	28.00	28.10	9,242,784.00
December	29.75	27.17	29.16	10,031,290.00
2017	30.16	28.16	28.50	16,271,010.00
January	30.16	28.16	29.42	8,079,524.00
February	29.71	28.47	28.50	8,191,486.00

B.                  PLAN OF DISTRIBUTION

Not applicable.

C.                   MARKETS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE with one ADS representing 100 shares of common stock.

The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, emerged out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, namely the Jakarta Stock Exchange which was located in Jakarta, the capital city of Indonesia, and the Surabaya Stock Exchange which was located in Surabaya in East Java.

As of December 31, 2016, the IDX had 537 issuers for equity and 106 active brokerage houses. In 2016, IDX recorded a trading volume of 270.8 billion shares. As of December 31, 2016, the total market capitalization was valued at Rp5,753.6 trillion (US$427.1billion).

Trading is divided into three segments: the regular market, negotiated market and cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to giving priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia (“KPEI”). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement on the IDX.

Table of Content

The Decree of the Board of Directors of the IDX No. Kep-00399/BEI/11-2012 provides that, effective January 2, 2013, the trading sessions of the IDX is as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday-Friday	08.45.00-08.55.00
1st	Regular	Monday-Thursday	09.00.00-12.00.00
	Cash and Negotiated	Friday	09.00.00-11.30.00
2nd	Regular	Monday-Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiated	Monday-Thursday	13.30.00-16.15.00
		Friday	14.00.00-16.15.00
Pre-closing	Regular	Monday-Friday	15.50.00-16.00.00
Post Trading	Regular	Monday-Friday	16.05.00-16.15.00

The Decree of the Board of Directors of the IDX No. Kep-00071/BEI/11-2013, effective January 2, 2013, reduced lot size from 500 shares to 100 shares, and changed the tick price and maximum share price movement to the following:

Group Price	Tick Price	Maximum Share Price Movement
≤Rp500	Rp1	Rp20
Rp500 – Rp5,000	Rp5	Rp100
≥Rp5,000	Rp25	Rp500

The Decree of the Board of Directors of the IDX No.Kep-00023/BEI/04-2016, effective May 2, 2016, changed the group price, tick price and maximum share price movement to the following:

New
Group Price	Tick Price	Maximum Share Price Movement
≤Rp200	Rp1	Rp10
Rp200 – <Rp500	Rp2	Rp20
Rp500-<Rp2,000	Rp5	Rp50
Rp2,000-<Rp5,000	Rp10	Rp100
≥Rp5,000	Rp25	Rp250

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction-by-transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount of the payment for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, a guarantee fund of 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost of 0.03% or an amount as stipulated by the IDX is applicable. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or whose Exchange Member Approval is revoked.

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

Table of Content

The Decree of the Board of Directors of the IDX No. Kep-00023/BEI/04-2016, effective May 2, 2016, also stipulates the change of auto rejection policy. The Jakarta Automated Trading System (JATS) will automatically reject price orders input into the JATS at the Regular and Cash Markets if (i) the selling or buying order is smaller than Rp50; (ii) the selling or buying orders input into the JATS are more than 35% (thirty five percent) above or 10% (ten percent) below the Reference Price for stock prices ranging from Rp50 to Rp200; (iii) the selling or buying orders input into the JATS are more than 25%  above or 10%  below the Reference Price for stock price ranging from above Rp200  to Rp5,000; and (iv) the selling or buying orders input into the JATS are more than 20% above or 10% below the Reference Price for stock price that is more than Rp5,000. Stock trading as a result of initial public offering is determined twice wider than Auto Rejection percentage as mentioned above.

Trading on the NYSE

See Item 12 “Description of Securities Other Than Equity Securities”.

B.                            SELLING STOCKHOLDERS

Not applicable.

C.                            DILUTION

Not applicable.

D.                            EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.                                          SHARE CAPITAL

Not applicable.

B.                                          MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and approved by Ministerial Decree No.C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Indonesian Company Law which revoked Law No.1 of 1995 on Limited Liability Companies, we amended our Articles of Association which were approved by the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to the Decree of the Ministry of Justice and Human Rights No.AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No.20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to (i) certain adjustments as required under OJK rules and, (ii) the change in certain restrictions to the authority of our Directors with respect to resolution of the Board of Directors which require the approval of the Board of Commissioners. This last amendment was accepted and approved by the Ministry of Law and Human Right in its Letter No.AHU-AH.01.03-0938775 dated June 9, 2015 and Decision No.AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of our Articles of Association, the scope of our activities is to provide telecommunication network and telecommunication and information services, and to optimize our Company’s resources with due attention to prevailing laws and regulations. In order to achieve the aforementioned objectives, we may undertake business activities that incorporate the following:

Table of Content

1.                   Main Business

a.                   Planning, building, providing, developing, operating, marketing or selling, leasing, and maintaining telecommunication and information networks in the broadest sense in accordance with prevailing regulations.

b.                   Planning, developing, providing, marketing or selling, and improving telecommunications and information services in the broadest sense in accordance with prevailing regulations.

c.                    Investing, including equity capital, in other companies in order to realize our purposes and objectives.

2.                   Supporting Business

a.                   Providing payment transactions and money transferring services through telecommunications and information networks.

b.                   Performing activities and other undertakings in connection with the optimization of our resources which, among others, include the utilization of our property and equipment and movable assets, information systems, education and training and repairs and maintenance facilities.

c.                    Collaborating with other parties to optimize the information, communication or technology resources owned by other parties as a service provider in the information, communication and technology industry in order to realize our purposes and objectives.

In accordance with the Indonesian Company Law, we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards. Each Director receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the AGMS.

Our Articles of Association state that any transaction involving a conflict of interest between our Company and our Directors, Commissioners and shareholders should be approved by a shareholders’ meeting, where approval is required from more than half of the votes of the independent shareholders.

A member of the Board of Directors shall have no right to represent our Company if such member has a conflict of interest with our Company. To take any legal actions in the form of transactions in which a conflict of interests exists between the personal economic interest of a Director, a Commissioner or a shareholder and our Company’s economic interest, the Board of Directors must obtain the approval of a GMS. Such GMS must be attended by independent shareholders (i.e. those shareholders having no conflict of interest) who hold more than one-half of the total number of shares with valid voting rights held by all independent shareholders and the resolution must be passed by the affirmative votes of independent shareholders holding more than one-half of the total number of shares with valid voting rights. In passing any resolutions, the principal shareholders, the Directors and Commissioners who have conflicts of interests in the transaction that is being decided are not entitled to give any recommendation or opinion. Any resolution passed by independent shareholders shall be confirmed by the  entire quorum of the meeting to be followed by all shareholders present in the meeting, including those having conflicts of interest.

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

Table of Content

Our Articles of Association do not contain any requirement for our Directors to: (i) retire by a specified age; or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of the shares of our Company in respect of specified matters are set forth below:

•                     Dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a GMS, which will also determine the form of and time of payment of the dividend;

•                     Voting rights. The holder of each voting share is entitled to one vote at a GMS;

•                     Rights to share in our Company’s profits. See dividend rights;

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

•                     Reserved fund provisions. We are required to set aside retained earnings in the amount of at least 20% of our issued capital to cover potential losses. If the amount in the reserved fund exceeds 20% of our issued capital, a GMS may authorize us to utilize such excess funds for the purposes of our Company;

•                     Liability for further capital calls. Our shareholders may be asked to subscribe for new shares in our Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. Our Board of Directors is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

•                     Our Articles of Association do not contain any provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares.

In order to change the rights of shareholders, an amendment to the relevant provisions of our Articles of Association is required. Any amendment to our Articles of Association requires the approval of the holder of the Dwiwarna Share and the other shareholders or their authorized proxies jointly representing at least two thirds of the total number of votes cast in the meeting.

Any GMS may only be convened upon the issuance of the requisite notice by us. In addition, the Board of Directors may issue such notice and convene an EGMS based on a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares. The notice is to be published in at least two newspapers in Indonesia (one each in Bahasa Indonesia and English) having general circulation within Indonesia and on the website of our Company and the IDX. Such announcement/notice of a GMS is required to be given to shareholders at least 14 days (without counting the notice date and the invitation date) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in the same manner as with the announcement of the notice at least 14 days (without counting the invitation date and the meeting date) prior to the GMS. The quorum for AGMS or EGMS requires shareholders representing more than one-half of the total shares with voting rights issued by us. In case the quorum is not reached, then invitation to a second meeting can be made without prior notice that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (without counting the invitation date and the meeting date). The second meeting will be valid and may pass binding resolutions if attended by shareholders representing at least one-third of the total shares with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at our Company’s request, with the quorum of attendance to be determined by the Chairman of the OJK in accordance with the provisions of the laws.

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

Table of Content

Any takeover of our Company is required to be approved by the holder of the Dwiwarna Share and a majority constituting at least three-fourths of the total number of shares at a GMS that must be attended by the holder of the Dwiwarna Share. There are no other provisions in our Articles of Association that would have the effect of delaying, deferring or preventing a change in control of our Company.

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

C.                                          MATERIAL CONTRACTS

In 2016 and 2015, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business as disclosed at Note 33 of our Consolidated Financial Statement.

D.                  EXCHANGE CONTROLS

See Item 3 “Key Information  — Selected Financial Data —  Exchange Controls” included elsewhere in this Form 20-F.

E.                            TAXATION

The following summary contains a description of the principal Indonesian and United States federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of common stock.

Investors should consult their tax advisors about the Indonesian and United States federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”). A “non-resident individual” is a foreign national individual who does not reside or intend to reside in Indonesia and is not physically present in Indonesia for more than 183 days within a 12-month period, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-resident entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Table of Content

Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report, is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable, provided the recipient is able to comply with the following strict requirements: (i) the recipient of the income is the beneficial owner of the dividends, (ii) the recipient of the income must have submitted a specific form set by the Indonesian Tax Office acting as a Certificate of Residency (the “Certificate of Residency”) that is filled in by the recipient of the income and validated by the competent authority of the country where the recipient is resident and (iii) the recipient of the income does not misuse the tax treaty as set out in the provision on the prevention of misuse of the tax treaty. Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States. Under the United States-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

Capital Gains

The sale or transfer of common stock through the IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through the IDX may, under current Indonesian tax regulations, be subject to additional income tax if the 0.5% final income tax has not been settled after the initial public offering.

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on the IDX or ADSs, by a Non-Indonesian Holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%.

There is no specific tax regulation on the sale of listed shares outside the IDX. If the transfer of listed shares outside the IDX by a non-resident taxpayer is considered as the transfer of unlisted shares by a non-resident taxpayer, then general tax regulation will be applied, that is, withholding tax of 5% of the sales price (or subject to the double taxation treaty) will be applicable.

In cases where a purchaser or Indonesian broker is required under Indonesian tax laws to withhold tax on payment of the purchase price for common stock or ADSs through the IDX, theoretically, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the United States-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office through the IDX by making a specific application accompanied by a specific form set by the Indonesian Tax Office acting as a Certificate of Residency that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident.

Stamp Duty

Stock transactions in Indonesia are subject to stamp duty. Pursuant to Government Regulation No.24/2000, the nominal amount of the Indonesian stamp duty is Rp6,000 for transactions having a value greater than Rp1 million and Rp3,000 for transactions having a value of up to Rp1 million.

Considerations Regarding Certain U.S. Federal Income Tax

The following is a summary of certain U.S. federal income tax considerations for ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). This summary is based upon the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions, as well as the Convention between the Government of the United States and the Government of the Republic of Indonesia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

Table of Content

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal estate, gift or alternative minimum taxes, the U.S. federal Medicare tax on net investment income, or state, local, or non-U.S. tax considerations. Each holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income, and other tax considerations of their investment in the ADSs or common stock.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or common stock that is, for  U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a “tax transparent” entity for U.S. tax purposes) is the beneficial owner of ADSs or common stock, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend on the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying common stock represented by the ADSs.

Distributions on the Common Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company”, below, the gross amount of any distribution (without reduction for any Indonesian tax withheld) we make on the common shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you, to the extent of your basis in the ADSs or common shares and thereafter as capital gain. We, however, do not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally granted to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by certain non-corporate holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on ADSs or common shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided, in each case, that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Treaty has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty so long as there is substantial and regular trading in our common shares on the IDX. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited Consolidated Financial Statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2017 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company”.

Holders of ADSs or common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Table of Content

The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. Dollar value of the Rupiah payments made, determined at the spot Rupiah/U.S. Dollar rate on the date  the dividend distribution is actually or constructively received, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. Dollars will be treated as ordinary income or loss from  U.S. sources.

Subject to various limitations, any Indonesian tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold Indonesian income tax on dividends paid to U.S. Holders on the ADSs or common shares (see discussion under “Indonesian Taxation”), you may be able to claim a reduced 15% rate of Indonesian withholding tax if you are eligible for benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of Indonesian withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ADSs or common shares if you (i) have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. Holder's foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale or Other Disposition of ADSs or Common Stock

Subject to the discussion below under “Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the ADSs or common shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and your tax basis, determined in U.S. Dollars, in such ADSs or common shares. Generally, gain or loss recognized upon the sale or other disposition of ADSs or common shares will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder's holding period for such ADSs or common shares exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. For non-corporate U.S. Holders, the U.S. income tax rate applicable to net long-term capital gain currently will not exceed 20%. The deductibility of capital losses is subject to significant limitations.

A U.S. Holder that receives foreign currency from a sale or disposition of ADSs or common shares generally will realize an amount equal to the U.S. Dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If ADSs or common shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. Dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. Dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of the ADSs or common shares may not be currently creditable. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Table of Content

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

Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common shares, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, and therefore, there can be no certainty as to our status in this regard until the close of the 2017 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common shares may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the ADSs or common shares, you generally would be subject to special rules with respect to “excess distributions” made by us on the ADSs or common shares and with respect to gain from your disposition of the ADSs or common shares. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the ADSs or common shares in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the ADSs or common shares. Generally, you would be required to allocate any excess distribution or gain from the disposition of the ADSs or common shares ratably over your holding period for the ADSs or common shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable year. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable years of the excess distribution or disposition and taxed as ordinary income. If we were a PFIC in any year during a U.S. Holder's holding period, we would generally be treated as a PFIC for each subsequent year absent a “purging” election by the U.S. Holder.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ADSs or common shares. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or common shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or common shares will be treated as ordinary income during any year in which we are a PFIC. The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The ADSs should qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

Table of Content

A U.S. Holder's adjusted tax basis in the ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If we were regarded as a PFIC, a U.S. Holder of ADSs or common shares generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the ADSs or common shares, recognized gain on a direct or indirect disposition of the ADSs or common shares, or made an election with respect to the ADSs or common shares, reporting distributions received and gains realized with respect to the ADSs or common shares. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder's ownership of the ADSs or common shares. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences of holding the ADSs or common shares that would arise if we were considered a PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments made to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the United States or by a U.S. payor or U.S. middleman to a holder of ADSs or common stock (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons).

A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax is not an additional tax and may be credited against a U.S. Holder’s regular U.S. federal income tax liability or, if in excess of such liability, refunded by the IRS if a timely refund claim is filed with the IRS.

Information With Respect To Foreign Financial Assets

Certain U.S. Holders may be required to report information with respect to such holder's interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the ADSs or common shares.

F.                            DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                           STATEMENT BY EXPERTS

Not applicable.

Table of Content

H.                           DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this Annual Report on Form 20-F with the U.S. Securities and Exchange Commission is available for inspection at our offices. See Item 4 “Information on the Company — History and Development of the Company — Profile of Telkom Indonesia”.

I.                             SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2016, assets in foreign currencies reached 99.77% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2014, 2015 and 2016 as the Indonesian economy was affected by changes in the U.S. Dollar to Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2017 or thereafter.

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

The information presented in the following table is based on assumptions of bid and offer rates in U.S. Dollar, as well as other currencies, which were quoted by Reuters on December 30, 2016 and applied respectively to monetary assets and liabilities. The bid and offer rates as of December 30, 2016 were Rp13,470 and Rp13,475 to US$1.00, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of December 31, 2016		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equivalent (Rp billion)	2017	2018	2019	2020	2021	Thereafter
			(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	204	2,749	2,749	-	-	-	-	-	2,749
Japanese Yen	6	1	1	-	-	-	-	-	1
Others(1)	21	282	282	-	-	-	-	-	282
Other Current Financial Assets
U.S. Dollar	9	117	117	-	-	-	-	-	117
Others(1)	0	5	5	-	-	-	-	-	5
Trade Receivables
Related Parties
U.S. Dollar	-	-	-	-	-	-	-	-	-
Others(1)	-	-	-	-	-	-	-	-	-

Table of Content

	Outstanding Balance as of December 31, 2016		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equivalent (Rp billion)	2017	2018	2019	2020	2021	Thereafter
			(Rp billion)
Third Parties
U.S. Dollar	107	1,437	1,437	-	-	-	-	-	1,437
Others(1)	4	51	51	-	-	-	-	-	51
Other Receivables
U.S. Dollar	0	6	6	-	-	-	-	-	6
Others(1)	0	1	1	-	-	-	-	-	1
Advances and Other Non-current Assets
U.S. Dollar	4	56	56	-	-	-	-	-	56
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	2	2	-	-	-	-	-	2
Others(1)	0	0	0	-	-	-	-	-	0
Third Parties
U.S. Dollar	163	2,194	2,194	-	-	-	-	-	2,194
Japanese Yen	5	1	1	-	-	-	-	-	1
Others(1)	6	51	51	-	-	-	-	-	51
Other Payables
U.S. Dollar	5	72	72	-	-	-	-	-	72
Others(1)	1	16	16	-	-	-	-	-	16
Accrued Expenses
U.S. Dollar	28	376	376	-	-	-	-	-	376
Japanese Yen	21	2	2	-	-	-	-	-	2
Others(1)	-	3	3	-	-	-	-	-	3
Advances from Customers and Suppliers
U.S. Dollar	-	7	7	-	-	-	-	-	7
Current Maturities of Long-term Liabilities
U.S. Dollar	11	147	147	-	-	-	-	-	170
Japanese Yen	768	88	88	-	-	-	-	-	107
Promissory Notes
U.S. Dollar	-	1	1	-	-	-	-	-	1
Long-term liabilites(2)
U.S. Dollar	64	863	-	143	236	194	178	112	724
Japanese Yen	5,375	619	-	88	88	88	88	267	630
(1) Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2) Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans, obligation under finance leases and long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

Table of Content

The actual cash flows from our debt are denominated in Rupiah, U.S. Dollar, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three-month placements in effect as of December 31, 2016 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2016 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three-month certificates issued by Bank Indonesia or based on the average three-month deposit rate offered by the lenders; (iii) fixed interest rates on U.S. Dollar deposits are based on average interest rates offered for three-month placements by the various lending institutions where such deposits are located as of December 31, 2016; and (iv) the value of marketable securities is based on the value of such securities on December 31, 2016. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

Interest Rate Risk	Outstanding Balance as of December 31, 2016			Expected Maturity Date						Fair Value
	Original Currency (in millions)	Rupiah Equivalent (in billions)	Rate (%)	2017	2018	2019	2020	2021	Thereafter
				(Rp billion)
ASSETS
Fixed Rate
Cash and Cash Equivalent
Time Deposit
Rupiah	23,857,045	23,858	3.20% - 10.00%	23,858	-	-	-	-	-	23,858
U.S. Dollar	119	1,596	0.10% - 2.00%	1,596	-	-	-	-	-	1,596
Singapore Dollar	14	139	0.80% - 1.00%	139	-	-	-	-	-	139
Other Current Financial Assets
Time Deposit
Rupiah	62,352	63	5.75% - 6.00%	63	-	-	-	-	-	63
U.S. Dollar	1	13	0.58% - 1.64%	13	-	-	-	-	-	13
Available-for-sale Financial Assets
Rupiah	1,075,865	1,076	10.40%	1,076	-	-	-	-	-	1,076
U.S. Dollar	6	82	6.88% - 7.25%	82	-	-	-	-	-	82

LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	639,811	640	-	640	-	-	-	-	-	640
Interest	-	-	-	-	-	-	-	-	-	-
Fixed Rate
Rupiah
Principal	271,199	271	-	271	-	-	-	-	-	271
Interest	-	-	-	-	-	-	-	-	-	-
Long-term Liabilities(1)
Variable Rate
Rupiah

Table of Content

Interest Rate Risk	Outstanding Balance as of December 31, 2016			Expected Maturity Date						Fair Value
	Original Currency (in millions)	Rupiah Equivalent (in billions)	Rate (%)	2017	2018	2019	2020	2021	Thereafter
				(Rp billion)
Principal	14,207,819	14,208	-	3,561	4,539	2,139	2,022	859	1,088	14,127
Interest	3,078,363	3,078	6.86% - 13.8%	1,207	858	482	269	142	120	-
U.S. Dollar
Principal	42	567	-	34	33	151	134	134	81	471
Interest	3	46	2.31% - 2.63%	13	12	10	7	3	1	-
Fixed Rate
Rupiah
Principal	10,976,758	10,977	-	72	160	359	2,319	258	7,809	11,337
Interest	11,480,118	11,480	5.18% - 11.00%	1,133	1,121	1,106	1,007	828	6,285	-
U.S. Dollar
Principal	31	419	-	108	109	85	60	43	14	417
Interest	3	36	2.18% - 3.82%	13	10	7	4	2	0	-
Japanese Yen
Principal	6,143	707	-	88	88	88	89	89	267	737
Interest	770	89	2.95%	20	18	15	12	10	14	-
Finance Lease
Rupiah
Principal	4,003,729	4,004	-	652	626	605	613	634	874	4,003
Interest	1,149,097	1,149	2.75% - 15.00%	328	266	211	158	105	81	-
U.S. Dollar
Principal	1	6	-	6	-	-	-	-	-	6
Interest	-	1	4.00% - 5.80%	1	-	-	-	-	-	-

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes, long-term bank loans and other borrowings, which in each case include their maturities.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Bank of New York Mellon Corporation (previously “The Bank of New York”) serves as the “Depositary” for our ADSs, which are traded on the NYSE.

Investors pay a depositary fee directly, or through a broker acting on their behalf, for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

Table of Content

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$5 (or less) per 100 ADS (or part of 100 ADS).

Issuance of ADSs, including issuance resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including in case of termination of the deposit agreement.

US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
Up to US$0.05 per ADS.	Receiving or distributing dividends.
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to U.S. Dollars.
Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADSs or other shares underlying the ADSs, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

The Depositary has agreed to reimburse us up to US$1.0 million in 2016 for certain expense we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, legal fees and disbursements and other ADS program-related expenses. In addition, the Depositary has agreed to reimburse us an additional amount of up to US$850,000 per year in 2017 and for the five years thereafter for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. The reimbursement will be adjusted if the Depositary’s collection of dividend fees and the number of ADSs outstanding falls below a stipulated minimum.

The table below sets forth the types of expenses and the invoices that the Depositary has reimbursed in 2016:

Types of Fees	Amount (US$)
Listing and related fees for 2016	479,946
Training expenses	63,519
AGMS-related expenses for 2016	10,953
Expenses related to the preparation of our annual report and sustainability report for 2016	47,789
Expenses related to investor education	124,468
Expenses related to investor relations activities	42,175
Total	768,850

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2016.
 Table of Content

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies to which this Item applies.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.                                            DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation on the effectiveness of our Company's disclosure controls and procedures under the supervision and with the participation of management, including the President Director, which is of the same level as CEO and Director of Finance, which is the same level as CFO (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on this evaluation, the CEO and CFO have concluded that, as of December 31, 2016, our Company’s disclosure controls and procedures were effective. Disclosure controls and procedures conducted by management include controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 framework). Based on this assessment, management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

C.                            ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

Table of Content

D.                            CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

We are committed to continual improvements in internal control processes, and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002 and related regulations as stipulated by COSO. We will also continue to assign significant company resources from time to time to improve our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Mr. Tjatur Purwadi, the secretary of the Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act. Mr. Purwadi has been a member of our Audit Committee since March 2014. Mr. Purwadi previously served as Director of Assurance at KAP Tanudiredja, Wibisana, Rintis & Partners (a member firm of the PwC global network) from 2012 to 2013. Prior to that, he served at our Company since 1979 where he rose to become Vice-President of Financial and Logistics Policy and Head of Internal Audit.

ITEM 16B.           CODE OF ETHICS

In compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics applies equally to our Commissioners, our President Director and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at http://www.telkom.co.id/business-ethics. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our Investor Relations Unit at Graha Merah Putih, Jl. Gatot Subroto No.52, 5th Floor, Jakarta 12710, Indonesia.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on April 22, 2016, we appointed KAP Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited), a registered KAP with the OJK, to perform the audit on our consolidated financial statements for the year ended December 31, 2016 and on the effectiveness of internal control over financial reporting as of December 31, 2016. The fee for the audit for 2016 was agreed at Rp37 billion (excluding VAT).

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program (“PKBL”) for 2016.

FEES AND SERVICES OF THE EXTERNAL AUDITOR

The following table summarizes the fees for audit services in 2014, 2015 and 2016:

	For Years Ended on December 31,
	2014	2015	2016
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	34,459	39,943	36,655
All Other Fees	370	400	1,405

Table of Content

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

Pursuant to Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued there under, our Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than 5% percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided; or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee, or by the full Audit Committee itself.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The NYSE listing standards require that a United States listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, the OJK Audit Committee Regulation and IDX Regulation No.1-A require the board of commissioners of a public company which is listed on the IDX (such as our Company) to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner and one external independent member and at least one member of the audit committee having expertise in accounting or finance.

The NYSE listing standards, as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an audit committee comprised of independent directors. However, such foreign private issuers may be exempted from the independence requirement if: (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and includes non-board members as in our case, members from the Board of Commissioners; (iii) the audit committee members are not selected by management and no executive officer of the company is a member of the audit committee; (iv) the home country  government or stock exchange requires the audit committee to be independent of the company’s management; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE. However, unlike the NYSE listing standards requirements, according to the current regulations relating to audit committees in Indonesia, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of an external auditor. Our Audit Committee may only recommend the appointment of an external auditor to the Board of Commissioners and the Board of Commissioner’s decision must have the approval of the shareholders.

Our Audit Committee has six members: two Independent Commissioners, two Commissioners and two external independent members who are not affiliated with our Company.

Not all members of our Audit Committee are independent directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption under Rule 10A-3(c)(3) regarding the composition of our Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of our Audit Committee to act independently.

Table of Content

Further, we believe that the intent of the provision which requires each member of an audit committee to be an independent director is to ensure that the audit committee is independent from influence by management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The OJK Audit Committee Regulation requires each member of an audit committee to be either an independent commissioner or external independent member. Such external independent member(s) is/are, in effect, independent not only of management but also of the Board of Commissioners, the Board of Directors and our Company as a whole. We therefore believe that the standard established by the OJK Audit Committee Regulation is at least equally effective in ensuring the ability of an audit committee to act independently.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic United States issuers.

A.                            OVERVIEW OF INDONESIAN LAW

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: the Indonesian Company Law; the Indonesian Capital Market Law; the Indonesian Law on SOEs; Regulation of the Minister of State-Owned Enterprises No.PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No.PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; OJK regulations; and IDX rules. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with corporate governance standards that are more stringent than those applied to privately-owned companies. In Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Indonesian Capital Markets Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.

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

The NCG formulated the Code for Good Corporate Governance 2006 (the “GCG Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

Table of Content

In 2014, the OJK issued the Indonesia Corporate Governance Roadmap, which provides for recommendations for Indonesian issuers and public companies to implement certain corporate governance standards, such as procedures with respect to conduct of EGMS and nominations of directors and commissioners.

B.                            COMPOSITION OF INDEPENDENT BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS

The NYSE listing standards provide that the board of directors of a United States listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.

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

Given the difference between the role of the members of the board of directors in an Indonesian company and that of their counterparts in a United States company, Indonesian law does not require that certain members of the board of directors must be independent and neither does it require the creation of certain committees composed entirely of independent directors.

C.                            COMMITTEES

See Item 16D “Exemptions from the Listing Standards for Audit Committees”.

D.                            DISCLOSURE REGARDING CORPORATE GOVERNANCE

The NYSE listing standards require United States companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a United States company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Indonesian Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to the OJK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

E.                            CODE OF BUSINESS CONDUCT AND ETHICS

The NYSE listing standards require each United States listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities in which under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code.

Table of Content

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.              FINANCIAL STATEMENTS

See pages F-1 through F-130.

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

CERTIFICATION PURSUANT TO

15 U.S.C. SECTION 7241,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alex J. Sinaga, President Director (Chief Executive Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), certify that:

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

Jakarta, March 24, 2017

By:	/s/ Alex J. Sinaga
Alex J. Sinaga President Director / Chief Executive Officer

Exhibit 12.2

Table of Content

CERTIFICATION PURSUANT TO

15 U.S.C. SECTION 7241,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harry M. Zen, Director of Finance (Chief Financial Officer) of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”), certify that:

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

Jakarta, March 24, 2017

By:	/s/ Harry M. Zen
Harry M. Zen Director of Finance / Chief Financial Officer

Table of Content

Exhibit 13.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) on Form 20-F for the year ending December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alex J. Sinaga, President Director, (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

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

Jakarta, March 24, 2017

By:	/s/ Alex J. Sinaga
Alex J. Sinaga President Director / Chief Executive Officer

Table of Content

Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) on Form 20-F for the year ending December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry M. Zen, Director of Finance (Chief Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

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

Jakarta, March 24, 2017

By:	/s/ Harry M. Zen
Harry M. Zen Director of Finance / Chief Financial Officer

Table of Content

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all the requirement for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
Jakarta, March 24, 2017

By:	/s/ Alex J. Sinaga
Alex J. Sinaga President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk and subsidiaries

Consolidated financial statements with report of

independent registered public accounting firm as of

December 31, 2015 and 2016 and for the

years ended December 31, 2014, 2015 and 2016

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated financial statements

as of December 31, 2016and for the year then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board of Directors, weundersigned:

1. Name                                : Alex J. Sinaga

Businessaddress               : Jl. Japati No.1 Bandung 40133

Address                             : Jl. Anggrek Nelimurni B-70 No. 38Kelurahan Kemanggisan

                                            Kecamatan Palmerah, Jakarta Barat

Phone                                : (022) 452 7101

Position                             : President Director

2. Name                                : Harry M. Zen

Business address              : Jl. Japati No.1 Bandung 40133

Address                             : Jl. Zeni AD VI No. 4 Kelurahan Rawajati

                                            Kecamatan Pancoran, Jakarta Selatan

Phone                                : (022) 452 7201/ 021 520 9824

Position                             : Director of Finance

We hereby state as follows:

1.  We are responsible for the preparation and presentation of the consolidated financial statement of
PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.  The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with International Financial Reporting Standards;

3.  All information has been fully and correctly disclosed in the Company and its subsidiaries’consolidated financial statement;

4.  The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.  We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, March, 2017

Alex J. Sinaga President Director	Harry M. Zen Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2015 AND 2016 AND FOR THE

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Position	1

Consolidated Statements of Profit or Loss and Other Comprehensive Income	2

Consolidated Statements of Changes in Equity	3-5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7-130

Report of Independent Registered Public Accounting Firm

Report No.RPC-3250/PSS/2017

The Shareholders,the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2017 expressed an unqualified opinion thereon.

/s/ Purwantono, Sungkoro&Surja

Jakarta, Indonesia

March 24, 2017

Report of Independent Registered Public Accounting Firm

Report No. RPC-3251/PSS/2017

The Shareholders, the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)  (the COSO criteria). Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Report of Independent Registered Public Accounting Firm (continued)

Report No. RPC-3251/PSS/2017 (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries and our report dated March 24, 2017 expressed an unqualified opinion thereon.

/s/ Purwantono, Sungkoro&Surja

Jakarta, Indonesia

March 24, 2017

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah and millions of U.S. dollar)

Table of Content

		2015	2016
	Notes	Rp	Rp	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2t,4,31,35	28,117	29,767	2,210
Other current financial assets	2c,2e,2t,5,31,35	2,818	1,471	109
Trade and other receivables	2c,2g,2t,2aa,6,31,35	7,872	7,900	586
Inventories	2h,7	528	584	43
Advances and prepaid expenses	2c,2i,2m,8,31	5,839	5,246	390
Prepaid income taxes	2s,28	81	109	8
Prepaid other taxes	2s,28	2,657	2,621	195
Assets held for sale	2j,10	-	3	0
Total Current Assets		47,912	47,701	3,541
NON-CURRENT ASSETS
Long-term investments	2f,9	1,807	1,847	137
Property and equipment	2c,2l,2m,2z,10,31,33	103,455	114,230	8,479
Prepaid pension benefit cost	2r,29	1,331	199	15
Intangible assets	2d,2k,2z,12	3,056	3,089	229
Deferred tax assets	2s,28	201	769	57
Advances and other non-current assets	2c,2g,2i,2m,2s,2t,11,31,35	8,166	11,508	854
Total Non-current Assets		118,016	131,642	9,771
TOTAL ASSETS		165,928	179,343	13,312
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	2c,2n,2t,13,31,35	14,284	13,690	1,016
Current income tax liabilities	2s,28	1,802	1,236	92
Other tax liabilities	2s,28	1,471	1,718	128
Accrued expenses	2c,2t,14,31,35	8,247	11,283	837
Unearned income	2q,15	4,360	5,563	413
Advances from customers and suppliers	2c,31	805	840	62
Short-term bank loans and current maturities of long-term borrowings	2c,2m,2o,2t,16,31,35	4,444	5,432	403
Total Current Liabilities		35,413	39,762	2,951
NON-CURRENT LIABILITIES
Deferred tax liabilities	2s,28	2,110	745	55
Unearned income	2q,15	371	425	32
Other liabilities		11	29	2
Long service award provisions	2r,30	501	613	46
Pension benefit and other post-employment benefit obligations	2r,29	4,171	6,126	455
Long-term loans and other borrowings	2c,2m,2o,2t,17,31,35	30,168	26,367	1,957
Total Non-current Liabilities		37,332	34,305	2,547
TOTAL LIABILITIES		72,745	74,067	5,498
EQUITY
Capital stock	1c,19	5,040	5,040	374
Additional paid-in capital	2u,20	2,457	4,453	331
Treasury stock	2u,21	(3,804)	(2,541)	(189)
Retained earnings		70,893	77,033	5,718
Other reserves	2f,2t,22	348	178	13
Net Equity Attributable to Owners of the Parent Company		74,934	84,163	6,247
Non-controlling Interests	2b,18	18,249	21,113	1,567
TOTAL EQUITY		93,183	105,276	7,814
TOTAL LIABILITIES AND EQUITY		165,928	179,343	13,312

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah and millions of U.S. dollar, unless otherwise stated)

Table of Content

		2014	2015	2016
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	2c,2q,24,31	89,696	102,470	116,333	8,635
Operation, maintenance and telecommunication service expenses	2c,2q,26,31	(22,288)	(28,116)	(31,263)	(2,321)
Depreciation and amortization	2k,2l,2m,2z,10,12	(17,178)	(18,572)	(18,556)	(1,377)
Personnel expenses	2c,2q,2r,25,31	(9,776)	(11,885)	(13,612)	(1,010)
Interconnection expenses	2c,2q,31	(4,893)	(3,586)	(3,218)	(239)
General and administrative expenses	2c,2q,27,31	(3,963)	(4,204)	(4,610)	(342)
Marketing expenses	2q	(3,092)	(3,275)	(4,132)	(307)
Loss on foreign exchange - net	2p	(14)	(46)	(52)	(4)
Other income	2l,2q,10	1,076	1,500	751	56
Other expenses	2q,10	(396)	(1,917)	(2,469)	(183)
OPERATING PROFIT		29,172	32,369	39,172	2,908
Finance income	2c,2q,31	1,238	1,407	1,716	127
Finance costs	2c,2o,2q,31	(1,814)	(2,481)	(2,810)	(209)
Share of profit (loss) of associated companies	2f,9	(17)	(2)	88	7
PROFIT BEFORE INCOME TAX		28,579	31,293	38,166	2,833
INCOME TAX (EXPENSE) BENEFIT	2s,28
Current		(7,616)	(8,365)	(10,738)	(797)
Deferred		275	342	1,721	128
Net Income Tax Expense		(7,341)	(8,023)	(9,017)	(669)
PROFIT FOR THE YEAR		21,238	23,270	29,149	2,164
OTHER COMPREHENSIVE INCOME (EXPENSES)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2p,22	24	128	(40)	(3)
Net gain (loss) on available-for-sale financial assets	2t,22	1	(1)	0	0
Share of other comprehensive income of associated companies	2f,9	-	(2)	(1)	(0)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net of tax	2r,29	785	368	(2,058)	(153)
Other Comprehensive Income - net		810	493	(2,099)	(156)
NET COMPREHENSIVE INCOME FOR THE YEAR		22,048	23,763	27,050	2,008
Profit for the year attributable to:
Owners of the parent company	23	14,437	15,451	19,333	1,435
Non-controlling interests	2b, 18	6,801	7,819	9,816	729
		21,238	23,270	29,149	2,164
Net comprehensive income for the year attributable to:
Owners of the parent company	23	15,291	16,003	17,312	1,285
Non-controlling interests	2b,18	6,757	7,760	9,738	723
		22,048	23,763	27,050	2,008
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2w,23
Profit per share		147.78	157.38	195.99	0.01
Profit per ADS (100 Series B shares per ADS)		14,778.00	15,738.00	19,599.85	1.45

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah)

Table of Content

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, December 31, 2013		5,040	1,845	(5,805)	58,475	198	59,753	16,901	76,654
Net comprehensive income for the year	2b
Profit for the year		-	-	-	14,437	-	14,437	6,801	21,238
Other comprehensive income (expenses)	2f,2r,2t	-	-	-	829	25	854	(44)	810
Net comprehensive income for the year		-	-	-	15,266	25	15,291	6,757	22,048
Transactions with owners recorded directly in equity
Cash dividends	2v,19	-	-	-	(9,943)	-	(9,943)	(5,485)	(15,428)
Sale of treasury stock	2u,20,21	-	576	1,969	-	-	2,545	-	2,545
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	74	74
Acquisition of a business	1d	-	-	-	-	-	-	39	39
Net transactions with owners		-	576	1,969	(9,943)	-	(7,398)	(5,372)	(12,770)
Balance, December 31, 2014		5,040	2,421	(3,836)	63,798	223	67,646	18,286	85,932

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah)

Table of Content

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, December 31, 2014		5,040	2,421	(3,836)	63,798	223	67,646	18,286	85,932
Net comprehensive income for the year	2b
Profit for the year		-	-	-	15,451	-	15,451	7,819	23,270
Other comprehensive income (expenses)	2f,2r,2t	-	-	-	427	125	552	(59)	493
Net comprehensive income for the year		-	-	-	15,878	125	16,003	7,760	23,763
Transactions with owners recorded directly in equity
Cash dividends	2v,19	-	-	-	(8,783)	-	(8,783)	(7,831)	(16,614)
Sale of treasury stock	2u,20,21	-	36	32	-	-	68	-	68
Issuance of new shares of subsidiaries	1d	-	-	-	-	-	-	5	5
Acquisition of a business	1d	-	-	-	-	-	-	29	29
Net transactions with owners		-	36	32	(8,783)	-	(8,715)	(7,797)	(16,512)
Balance, December 31, 2015		5,040	2,457	(3,804)	70,893	348	74,934	18,249	93,183

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah)

Table of Content

		Attributable to owners of the parent company
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Retained earnings	Other reserves	Net	Non-controlling interests	Total equity
Balance, December 31, 2015		5,040	2,457	(3,804)	70,893	348	74,934	18,249	93,183
Net comprehensive income for the year	2b
Profit for the year		-	-	-	19,333	-	19,333	9,816	29,149
Other comprehensive income (expenses)	2f,2r,2t	-	-	-	(1,980)	(41)	(2,021)	(78)	(2,099)
Net comprehensive income for the year		-	-	-	17,353	(41)	17,312	9,738	27,050
Transactions with owners recorded directly in equity
Cash dividends	2v,19	-	-	-	(11,213)	-	(11,213)	(7,058)	(18,271)
Sale of treasury stock	2u,20,21	-	1,996	1,263	-	-	3,259	-	3,259
Issuance of new shares of a subsidiary	1d	-	-	-	-	-	-	183	183
Acquisition of a business	1d	-	-	-	-	-	-	10	10
Acquisition of non-controlling interests	1d	-	-	-	-	(129)	(129)	(9)	(138)
Net transactions with owners		-	1,996	1,263	(11,213)	(129)	(8,083)	(6,874)	(14,957)
Balance, December 31, 2016		5,040	4,453	(2,541)	77,033	178	84,163	21,113	105,276

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah and millions of U.S. dollar)

Table of Content

	Notes	2014	2015	2016
		Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		84,748	98,002	113,288	8,409
Other operators		4,379	2,700	2,828	210
Total cash receipts from customers and other operators		89,127	100,702	116,116	8,619
Interest income received		1,236	1,386	1,736	129
Cash payments for expenses		(33,124)	(35,922)	(42,433)	(3,149)
Payments for corporate and final income taxes		(7,436)	(9,299)	(11,304)	(839)
Cash payments to employees		(9,594)	(10,940)	(11,207)	(832)
Payments for interest costs		(1,911)	(2,623)	(3,455)	(257)
Payments for value added taxes - net		(514)	(210)	(2,696)	(200)
Other cash (payment) receipts - net		(48)	575	474	35
Net cash provided by operating activities		37,736	43,669	47,231	3,506
CASH FLOWS FROM INVESTING ACTIVITIES
(Placements in) proceeds from escrow accounts		(2,121)	-	2,159	160
Proceeds from sale of property and equipment	10	501	733	765	57
Proceeds from insurance claims	10	212	119	60	4
Dividends received from associated company	9	-	18	23	2
Purchase of property and equipment	10,37	(24,798)	(26,499)	(26,787)	(1,989)
Increase in advances for purchases of property and equipment		(1,808)	(67)	(1,338)	(99)
Purchase of intangible assets	12,37	(1,328)	(1,439)	(1,098)	(82)
Proceeds from (placement in) time deposits and available-for-sale financial assets - net		6,193	(146)	(983)	(73)
Acquisition of non-controlling interest in a subsidiary	1d	-	-	(138)	(10)
Acquisition of business, net of acquired cash	1d	(110)	(114)	(137)	(10)
Additional contribution on long-term investments	9	(1,487)	(62)	(43)	(3)
(Increase) decrease in other assets	11	(8)	36	(40)	(3)
Divestment of long-term investment		6	-	-	-
Net cash used in investing activities		(24,748)	(27,421)	(27,557)	(2,046)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	16,17	10,454	20,561	7,479	555
Proceeds from sale of treasury stock	21	2,541	68	3,259	241
Capital contribution of non-controlling interests in subsidiaries		74	5	183	14
Cash dividends paid to the Company’s stockholders	19	(9,943)	(8,783)	(11,213)	(832)
Repayments of loans and other borrowings	16,17	(7,724)	(10,427)	(10,555)	(783)
Cash dividends paid to non-controlling interests of subsidiaries		(5,485)	(7,831)	(7,058)	(524)
Net cash used in financing activities		(10,083)	(6,407)	(17,905)	(1,329)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,905	9,841	1,769	131
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		71	604	(119)	(8)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	14,696	17,672	28,117	2,087
CASH AND CASH EQUIVALENTS AT END OF YEAR	4	17,672	28,117	29,767	2,210

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

Table of Content

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 19).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supplementary business activities of the Company, addition of special right of Series A Dwiwarna stockholder, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and order of Articles of Association related to the addition of Articles of Association substance based on notarial deed No. 20 dated May 12, 2015 of Ashoya Ratam, S.H., MKn. The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0938775 dated June 9, 2015 and MoLHR Decision No. AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regard to achieving its objectives, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunication and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling, and improving telecommunication and information services in a broad sense in accordance with prevailing regulations.

iii.    Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunication and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.      Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.    GENERAL (continued)

a.   Establishment and general information (continued)

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, number of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet service provider	302/KEP/DJPPI/ KOMINFO/8/2013	Internet service provider	August 2, 2013
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network Access Point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit Switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee and Corporate Secretary

1.   Boards of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 50 of Ashoya Ratam, S.H., MKn., dated April 22, 2016, and AGM of Stockholders of the Company as covered by notarial deed No. 26 of Ashoya Ratam, S.H., MKn., dated April 17, 2015, the composition ofthe Company’s Boards of Commissioners and Directors as of December 31, 2015 and 2016, respectively, was as follows:

	2015	2016
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Margiyono Darsasumarja	Pontas Tambunan
Independent Commissioner	Rinaldi Firmansyah	Rinaldi Firmansyah
Independent Commissioner	Parikesit Suprapto	Margiyono Darsasumarja
Independent Commissioner	Pamiyati Pamela Johanna	Pamiyati Pamela Johanna
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Heri Sunaryadi	Harry Mozarta Zen
Director of Digital and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service*	Muhammad Awaluddin	-
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Services	Dian Rachmawan	Dian Rachmawan

*On September 9, 2016, Muhammad Awaluddin was appointed as Director of PT Angkasa Pura II. Based on the Board of Directors’ decision No. 33/REG/IX/2016 dated September 13, 2016, Honesti Basyir as Director of Wholesale and International Services was appointed to act as Director of Enterprise and Business Service.

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2015 and 2016, were as follows:

	2015	2016*
Chairman	Rinaldi Firmansyah	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Parikesit Suprapto	Margiyono Darsasumarja
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	-	Sarimin Mietra Sardi
Member	-	Pontas Tambunan
Corporate Secretary	Andi Setiawan	Andi Setiawan

*The changes in the Audit Committee are based on the Board of Commissioners’ decision No. 09/KEP/DK/2016 dated July 27, 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of its 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of  Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting of Stockholders (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 21).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 21).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 21).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No. 38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company changed the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 19). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from the Tokyo Stock Exchange (“TSE”)  and delisted from the LSE, respectively.

As of December 31, 2016, all of the Company’s Series B shares are listed on the IDX and 70,005,900 ADS shares are listed on the NYSE (Note 19).

On June 25, 2010, the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period, and Rp1,995 billion for Series B, a ten-year period, respectively, which are listed on the IDX (Note 17b).

On June 16, 2015, the Company issued Continuous Bond I Telkom Phase I 2015, with a nominal amount of Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period, and Rp1,500 billion for Series D, a thirty-year period, respectively, which are listed on the IDX (Note 17b).

On December 21, 2015, the Company sold the remaining treasury shares phase III (Note 21).

On June 29, 2016, the Company sold the treasury shares phase IV (Note 21).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries

As of December 31, 2015 and 2016, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)    Direct subsidiaries:

		Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of incorporation	Nature of business		2015	2016	2015	2016
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology	1995	65	65	83,695	89,645
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication	1995	100	100	9,341	10,689
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia	1998	100	100	8,543	9,996
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication	1995	100	100	5,604	7,147
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2013	100	100	3,696	5,098
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer	1982	99.99	99.99	3,576	4,328
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	2,960	3,146
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2014	100	100	647	1,015
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	Telecommunication - provides satellite communication system, services and facilities	1996	100	100	471	471
PT MetraNet (“MetraNet”), Jakarta, Indonesia	Multimedia portal service	2009	99.99	100	66	370
PT Jalin Pembayaran Nusantara (“Jalin”),Jakarta, Indonesia	Payment services - principals, switching, clearing and settlement activities	2016	-	100	-	15
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)  Immediate indirect subsidiaries:

Subsidiary/place of incorporation		Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
	Nature of business		2015	2016	2015	2016
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance	1988	100	100	3,683	4,278
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication	2008	100	100	1,625	2,566
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	1984	100	100	1,664	1,853
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management	2012	55	55	1,245	1,683
Telekomunikasi Indonesia International S.A. (“TL”), Dili, Timor Leste	Telecommunication	2012	100	100	854	755
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services	2013	99.99	99.99	610	684
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services	2006	60	60	513	629
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication	2010	100	100	326	441
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and technology, multimedia, entertainment and investments	2013	99.99	99.99	4	331
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network and e-commerce services	2012	60	60	85	325
PT Nusantara Sukses Investasi (”NSI”), Jakarta, Indonesia	Service and trading	2014	99.99	99.99	165	227
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2002	75	100	160	204
PT Melon (“Melon”), Jakarta, Indonesia	Digital content exchange hub services	2010	51	100	-	178
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service	2012	51	51	160	174
Telekomunikasi Indonesia Internasional Pty. Ltd. (“Telkom Australia”), Sydney, Australia	Telecommunication	2013	100	100	235	161

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii)  Immediate indirect subsidiaries: (continued)

Subsidiary/place of incorporation	Nature of business	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2015	2016	2015	2016
PT Sarana Usaha Sejahtera Insanpalapa (“TelkoMedika”), Jakarta, Indonesia	Health services, medicine services including pharmacies, laboratories and other health care support	2008	75	75	49	72
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite service	2013	99.99	99.99	13	18
Telekomunikasi Indonesia International Inc. (“Telkom USA”), Los Angeles, USA	Telecommunication	2014	100	100	52	9
PT Nusantara Sukses Sarana (”NSS”), Jakarta, Indonesia	Building and hotel management services, and other services	-	99.99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading	-	99.99	99.99	-	-
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription - broadcasting services	2013	99.83	99.83	-	-

(a)   Metra

On November 30, 2015, Metra acquired 13,850 shares of TelkoMedika (equivalent to 75% ownership) with acquisition cost amounting to Rp69.5 billion. TelkoMedika is engaged in health procurement and medicinal services including the establishment of pharmacies, hospital, clinic, or other healthcare support. Metra acquired TelkoMedika because it expands the range of products and services in the corporate segment that can be offered to its customers.

On February 29, 2016, based on  notarial deed of Utiek Rochmuljati Abdurachman S.H., M.LI., M.Kn., No. 22, which has been approved by MoLHR through its decision letter No.AHU-AHA.01.03-0027722 dated March 1, 2016, Metraplasa's stockholders approved an increase in its authorized capital and the additional of paid in capital amounting to Rp152 billion. The increase of authorized capital was taken proportionately by Metra and its non-controlling interest amounting to Rp91 billion and Rp61 billion, respectively.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10, 11, 12, 13, and 14 dated May 25, 2016, Metra purchased 2,000 shares of Ad Medika from the non-controlling interest equivalent to 25% ownership amounting to Rp138 billion.

On October 24, 2016, based on  notarial deed of Utiek Rochmuljati Abdurachman S.H., M.LI., M.Kn., No. 07, which has been approved by MoLHR through its decision letter No. AHU-AHA.01.03-0092364 dated October 25, 2016, Metraplasa's stockholders approved an increase in its authorized capital and the additional of paid in capital amounting to Rp304 billion. The increase of authorized capital was taken proportionately by Metra and its non-controlling interest amounting to Rp182 billion and Rp122 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.  GENERAL (continued)

d.     Subsidiaries (continued)

(b)   Sigma

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 09 dated December 18, 2015 which was approved by MoLHR through its decision letter No. AHU-AH.01.03-09904427 dated December 22, 2015, Sigma purchased 55% ownership in PT Media Nusantara Data Global ("MNDG") which is engaged in data center services. Sigma acquired MNDG to enlarge the capacity of its data centers that can be offered to its customers. The acquisition cost amounted to Rp45 billion and the fair value of identifiable net assets amounted to Rp30 billion resulting in a goodwill of Rp15 billion (Note 12).

The goodwill represents the fair value of expected synergies arising from the acquisition.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 15 dated June 29, 2016, Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

(c)  TII

On May 19, 2015, Pachub Acquisition Co. was incorporated, with Telekomunikasi Indonesia International (USA) obtaining 100% direct ownership.

On May 29, 2015, Telkom USA and Pachub Acquisition Co. entered into an agreement and plan of merger with AP Teleguam Holdings, Inc. On May 30, 2016, the agreement related to the merger was terminated.

(d)  Jalin

On November 3, 2016, the Company established a wholly-owned subsidiary under the name PT Jalin Pembayaran Nusantara (“Jalin”) which was approved by the MoLHR through its Decision Letter No. AHU-0050800.AH.01.01 dated November 15, 2016. Jalin is engaged in organizing ICT (Information and Communication Technology) business focusing on non-cash payment for national payment gateway.

(e)   Metranet

On November 10, 2016, Metranet increased its share capital from Rp244 billion to Rp325 billion by issuing 18,800,000 new shares which were wholly-owned by the Company.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 08 and 09 dated November 14, 2016, Metranet purchased 4,900,000 shares of Melon (equivalent to 49% ownership) from SK Planet Co. and 300,000 shares of Melon (equivalent to 3% ownership) from Metra. Cash consideration amounting to US$13,000,000 or Rp170.4 billion and Rp13.2 billion were paid to SK Planet Co. and Metra, respectively. As a result of this transaction, Metranet acquired 52% ownership in Melon and the remaining shares are held by Metra. As of December 31, 2016, the initial accounting for the acquisition has not been completed since the independent valuation of assets and liabilities acquired has not yet been received.

     e.     Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were approved for issuance by the Board of Directors on March 24, 2017.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

·     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

·     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

·     recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

·     recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

·     recognizes any surplus or deficit in profit or loss that is attributable to the Group.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.   Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position.

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

      The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

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

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.    Investments in associated companies (continued)

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statements of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Other Reserves” in the equity section of the consolidated statements of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, set top boxes, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Land rights	50
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) assets	4-5
Other equipment	2-5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

Certain computer hardware can not be used without the availability of certain computer software.In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

n.   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.   Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2015		2016
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	13,780	13,790	13,470	13,475
Australian dollar (“AUD”) 1	10,076	10,092	9,721	9,726
Euro 1	15,049	15,064	14,170	14,181
Yen 1	114.47	114.56	115.01	115.10

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

q.   Revenue and expense recognition

i.      Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

·         Airtime and charges for value added services are recognized based on usage by subscribers.

·         Monthly subscription charges are recognized as revenues when incurred by subscribers.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Revenue and expense recognition (continued)

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.  Data, internet, and information technology services revenues

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

vi.  Other revenues

Revenues from sales of handsets or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Employee benefits (continued)

ii.     Post-employment benefit plans and other long-term employee benefits (continued)

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

·      The date of plan amendment or curtailment; and

·      The date that the Group recognized restructuring-related costs.

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

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii.   Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

a.    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of profit or loss and other comprehensive income in the period in which they arise. Financial asset measured at fair value through profit or loss consists of a derivative asset-put option, which is recognized as part of “Other Current Financial Assets” in the consolidated statements of financial position.

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

No financial assets were classified as held-to-maturity investments as of December 31, 2015 and 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Financial instruments (continued)

i.     Financial assets (continued)

d.   Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets primarily consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Assets” in the consolidated statements of financial position.

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

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

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

No financial liabilities were categorized as held for trading as of December 31, 2015 and 2016.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 35.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

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

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

u.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

v.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

w.   Basic and diluted earnings per share and per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

            The Company does not have potentially dilutive financial instruments.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

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

z.   Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.  Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Critical accounting estimates, judgments and assumptions (continued)

ii.  Useful lives of property and equipment (continued)

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 10.

iii.  Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 6.

iv. Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 28.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.   TRANSLATION OF RUPIAH INTO UNITED STATES DOLLAR

      The consolidated financial statements are stated in Indonesian rupiah. The translation of the Indonesian rupiah amounts into U.S. dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp13,472.5 to US$1 as published by Reuters on December 30, 2016. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

      The breakdown of cash and cash equivalents is as follows:

		2015		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	10	-	10

Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	672	-	1,897
	US$	51	707	41	548
	JPY	11	1	6	1
	EUR	1	8	1	11
	HKD	1	1	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	508	-	581
	US$	22	299	6	84
	EUR	5	72	5	68
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	140	-	95
	US$	11	155	8	107
Others	Rp	-	20	-	29
	US$	0	0	0	0
Sub-total			2,583		3,422

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

4.   CASH AND CASH EQUIVALENTS (continued)

		2015		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash in banks (continued)
Third parties
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	8	110	13	176
	HKD	10	18	2	4
	SGD	1	6	-	-
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	31	430	6	74
	SGD	1	13	5	43
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	12	-	14
	US$	0	0	7	96
Development Bank of Singapore (”DBS”)	Rp	-	0	-	101
	US$	-	-	0	0
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	Rp	-	61	-	6
	US$	27	373	2	24
Citibank, N.A. (“Citibank”)	Rp	-	103	-	5
	US$	2	26	1	12
	EUR	0	4	0	1
Others	Rp	-	80	-	139
	US$	1	15	2	33
	SGD	-	-	0	0
	EUR	0	0	0	0
	AUD	1	13	1	12
	TWD	19	8	3	1
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	0	0	0	1
Sub-total			1,272		742
Total cash in banks			3,855		4,164
Time deposits
Related parties
BRI	Rp	-	2,831	-	4,076
	US$	201	2,763	47	632
BNI	Rp	-	3,031	-	4,043
	US$	1	9	25	336
PT Bank Tabungan Negara (Persero) Tbk (“Bank BTN”)	Rp	-	885	-	3,356
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	-	1,884	-	2,020
	US$	10	138	-	-
Bank Mandiri	Rp	-	2,863	-	1,552
	US$	5	69	5	67
Others	Rp	-	50	-	27
Sub-total			14,523		16,109

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

4.   CASH AND CASH EQUIVALENTS (continued)

		2015		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	1,605	-	2,025
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	950	-	1,550
	US$	-	-	10	134
Bank Permata	Rp	-	1,692	-	1,492
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,265	-	1,226
	US$	70	960	14	185
PT Bank UOB Indonesia (“UOB”)	Rp	-	300	-	1,345
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	146	-	461
SCB	Rp	-	550	-	-
	US$	-	-	18	242
	SGD	-	-	15	139
Bank Muamalat	Rp	-	142	-	305
Bank ANZ (“Bank ANZ”)	Rp	-	-	-	200
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	1,173	-	148
	US$	55	759	-	-
PT Bank Pan Indonesia Tbk (“Bank Panin”)	Rp	-	91	-	-
Others	Rp	-	96	-	32
Sub-total			9,729		9,484
Total time deposits			24,252		25,593
Grand Total			28,117		29,767

Interest rates per annum on time deposits are as follows:

	2015	2016
Rupiah	3.75%-10.50%	3.20%-10.00%
Foreign currency	0.10%-3.00%	0.10%-2.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.     OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2015		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
BNI	Rp	-	-	-	63
Bank Mandiri	US$	20	278	-	-
Third parties
UOB	US$	-	-	1	13
SCB	US$	1	11	-	-
Total time deposits			289		76

Available-for-sale financial assets
Related parties
PT Bahana TCW Investment Management (”Bahana TCW”)	Rp	-	55	-	559
PT Mandiri Manajemen Investasi	Rp	-	-	-	500
State-owned enterprises	US$	4	59	4	55
Government	US$	2	29	2	27
Others	Rp	-	17	-	17
Total available-for-sale financial assets			160		1,158

Escrow accounts	Rp	-	2,121	-	112
	US$	3	41	2	22
Others	Rp	-	192	-	98
	US$	0	1	-	-
	AUD	1	14	0	5
Total			2,818		1,471

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2015	2016
Rupiah	-	5.75%-6.00%
Foreign currency	0.85%-0.88%	0.58%-1.64%

Refer to Note 31 for details of related party transactions.

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2015	2016
Trade receivables	10,565	10,353
Provision for impairment of receivables	(3,048)	(2,990)
Net	7,517	7,363
Other receivables	358	542
Provision for impairment of receivables	(3)	(5)
Net	355	537
Total trade and other receivables	7,872	7,900

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

6.   TRADE and OTHER RECEIVABLES (continued)

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	2015	2016
Government agencies	1,181	676
Indonusa	342	431
PT Indosat Tbk (“Indosat”)	361	370
State-owned enterprises	270	151
Others	363	348
Total	2,517	1,976
Provision for impairment of receivables	(920)	(488)
Net	1,597	1,488

(ii)    Third parties

	2015	2016
Individual and business subscribers	6,854	7,125
Overseas international carriers	1,194	1,252
Total	8,048	8,377
Provision for impairment of receivables	(2,128)	(2,502)
Net	5,920	5,875

b.   By age

(i)     Related parties

	2015	2016
Up to 3 months	1,283	1,065
3 to 6 months	128	100
More than 6 months	1,106	811
Total	2,517	1,976
Provision for impairment of receivables	(920)	(488)
Net	1,597	1,488

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

6.   TRADE AND OTHER RECEIVABLES (continued)

b.   By age (continued)

(ii)   Third parties

	2015	2016
Up to 3 months	5,305	5,191
3 to 6 months	455	597
More than 6 months	2,288	2,589
Total	8,048	8,377
Provision for impairment of receivables	(2,128)	(2,502)
Net	5,920	5,875

(iii)   Aging of total trade receivables

	2015		2016
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	4,353	266	4,535	177
Past due up to 3 months	2,235	202	1,721	401
Past due more than 3 to 6 months	583	216	697	495
Past due more than 6 months	3,394	2,364	3,400	1,917
Total	10,565	3,048	10,353	2,990

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2015 and 2016, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,430 billion and Rp3,005 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

6.   TRADE AND OTHER RECEIVABLES (continued)

c.   By currency

(i)   Related parties

	2015	2016
Rupiah	2,493	1,976
U.S. dollar	24	0
Others	-	0
Total	2,517	1,976
Provision for impairment of receivables	(920)	(488)
Net	1,597	1,488

(ii)    Third parties

	2015	2016
Rupiah	6,596	6,889
U.S. dollar	1,435	1,437
Australian dollar	14	40
Others	3	11
Total	8,048	8,377
Provision for impairment of receivables	(2,128)	(2,502)
Net	5,920	5,875

d.    Movements in the provision for impairment of receivables

	2015	2016
Beginning balance	3,096	3,048
Provision recognized during the year (Note 27)	1,010	743
Receivables written off	(1,058)	(801)
Ending balance	3,048	2,990

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2016, certain trade receivables of the subsidiaries amounting to Rp4,550 billion have been pledged as collateral under lending agreements (Notes 16, 17b and 17c).

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

7.   INVENTORIES

      The breakdown of inventories is as follows:

	2015	2016
Components	342	299
SIM cards and blank prepaid vouchers	131	168
Others	96	164
Total	569	631
Provision for obsolescence
Components	(14)	(18)
SIM cards and blank prepaid vouchers	(27)	(29)
Others	0	0
Total	(41)	(47)
Net	528	584

Movements in the provision for obsolescence are as follows:

	2015	2016
Beginning balance	43	41
Provision recognized during the year	2	11
Inventory written off	(4)	(5)
Ending balance	41	47

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of December 31, 2014, 2015 and 2016 amounted to Rp1,031 billion, Rp1,937 billion and Rp2,105 billion, respectively (Note 26).

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp256 billion have been pledged as collateral under lending agreements (Notes 16 and 17).

As of December 31, 2015 and 2016, modules and components held by the Group with book value amounting to Rp219 billion and Rp199 billion, respectively, have been insured against fire, theft and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2015 and 2016 amounted to Rp291 billion and Rp220 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

8.   ADVANCES AND PREPAID EXPENSES

      The breakdown of advances and prepaid expenses is as follows:

	2015	2016
Frequency license (Notes 33c.i and 33c.ii)	2,935	3,056
Prepaid rental	1,055	1,234
Advances	729	394
Salaries	347	229
Advance to employee	28	32
Others	745	301
Total	5,839	5,246

Refer to Note 31 for details of related party transactions.

9.   LONG-TERM INVESTMENTS

      The details of long-term investments as of December 31, 2015 are as follows:

	2015
	Percentage of ownership	Beginning balance	Additions (Deduction)	Share of net (loss) profit of associated company	Dividend	Share of other comprehensive income of associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.65	1,392	-	32	(18)	(2)	1,404
Indonusa[b]	20.00	221	-	-	-	-	221
PT Teltranet Aplikasi Solusi (“Teltranet”)[c]	51.00	52	43	(24)	-	-	71
PT Melon Indonesia (“Melon”)[d]	51.00	43	-	7	-	-	50
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	38	-	2	-	-	40
Telin Malaysia[f]	49.00	6	19	(19)	-	(0)	6
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,752	62	(2)	(18)	(2)	1,792
Other long-term investments		15	-	-	-	-	15
Total long-term investments		1,767	62	(2)	(18)	(2)	1,807

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted for under the equity method for 2015:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	6,539	501	117	131	105	18	185
Non-current assets	1,261	333	58	27	32	10	1,221
Current liabilities	(1,657)	(535)	(35)	(57)	(54)	(17)	(731)
Non-current liabilities	(3,073)	(568)	(1)	(2)	(1)	-	(1,535)
Equity (deficit)	3,070	(269)	139	99	82	11	(860)
Statements of profit or loss and other comprehensive income
Revenues	22,060	599	0	201	111	6	164
Cost of revenues and operating expenses	(21,295)	(559)	(72)	(184)	(108)	(40)	(364)
Other income (expenses) including finance costs - net	(265)	(82)	9	2	(0)	(3)	(74)
Profit (loss) before tax	500	(42)	(63)	19	3	(37)	(274)
Income tax benefit (expense)	(130)	-	16	(5)	(0)	-	-
Profit (loss) for the year	370	(42)	(47)	14	3	(37)	(274)
Other comprehensive loss	(7)	-	-	0	0	-	-
Total comprehensive income (loss) for the year	363	(42)	(47)	14	3	(37)	(274)

The details of long-term investments as of December 31, 2016 are as follows:

	2016
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated company	Dividend	Share of other comprehensive income of associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.43	1,404	-	108	(23)	(1)	1,488
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	71	-	(33)	-	-	38
Melon [d]	51.00	50	(67)	17	-	-	-
ILCS [e]	49.00	40	-	2	-	-	42
Telin Malaysia[f]	49.00	6	-	(6)	-	-	-
CSM[g]	25.00	-	-	-	-	-	-
Sub-total		1,792	(67)	88	(23)	(1)	1,789
Other long-term investments		15	43	-	-	-	58
Total long-term investments		1,807	(24)	88	(23)	(1)	1,847

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted for under the equity method for 2016:

	Tiphone	Indonusa	Teltranet	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	7,709	170	66	131	9	161
Non-current assets	743	444	88	29	10	761
Current liabilities	(1,248)	(532)	(78)	(73)	(35)	(594)
Non-current liabilities	(3,762)	(405)	(2)	(1)	(6)	(1,206)
Equity (deficit)	3,442	(323)	74	86	(22)	(878)
Statements of profit or loss and other comprehensive income
Revenues	27,310	605	66	116	8	131
Cost of revenues and operating expenses	(26,445)	(583)	(149)	(112)	(43)	(221)
Other expenses including finance costs - net	(231)	(17)	(3)	0	-	(88)
Profit (loss) before tax	634	5	(86)	4	(35)	(178)
Income tax benefit (expense)	(166)	(33)	21	0	-	-
Profit (loss) for the year	468	(28)	(65)	4	(35)	(178)
Other comprehensive income (loss)	(5)	7	(0)	(0)	-	-
Total comprehensive income (loss) for the year	463	(21)	(65)	4	(35)	(178)

The summarized financial information of associated companies above was prepared under Indonesian Financial Accounting Standards.

a  Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as for celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of December 31, 2016, the share percentage of ownership was diluted to 24.43%, due to warrant exercise by the other shareholder.

As of December 31, 2015 and 2016, the fair value of the investment amounted to Rp1,351 billion and Rp1,500 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2015 and 2016  amounting to Rp770 and Rp855 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2015 and 2016, is as follows:

	2015	2016
Assets	7,800	8,452
Liabilities	(4,730)	(5,010)
Net assets	3,070	3,442
Group’s proportionate share of net assets (24.65% in 2015 and 24.43% in 2016)	757	841
Goodwill	647	647
Carrying amount of long-term investment	1,404	1,488

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra and, as a result, Metra’s ownership in Indonusa increased to 4.33%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

d   In 2015, Metra does not have control over Melon due to the existence of substantive participating rights held by SK Planet Co., the other stockholder, over the financial and operating policies of Melon. In 2016, the Group purchased 49% stake in Melon from SK Planet Co. through Metranet, thus Melon became a consolidated subsidiary (Note 1d).

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia. The unrecognized share of losses of Telin Malaysia for the year ended December 31, 2016 is Rp2 billion.

g  CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the years ended December 31, 2015 and 2016 are Rp215 billion and Rp219 billion, respectively.

10. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2014	Additions	Deductions	Reclassifications/ Translations	December 31, 2015
At cost:
Land rights	1,184	86	-	-	1,270
Buildings	4,571	263	-	1,199	6,033
Leasehold improvements	943	41	(151)	203	1,036
Switching equipment	19,257	126	(66)	555	19,872
Telegraph, telex and data communication equipment	6	870	-	-	876
Transmission installation and equipment	113,457	4,538	(2,520)	9,514	124,989
Satellite, earth station and equipment	7,927	93	(1)	127	8,146
Cable network	33,313	4,458	(227)	542	38,086
Power supply	12,776	471	(92)	757	13,912
Data processing equipment	10,344	408	(97)	759	11,414
Other telecommunications peripherals	604	37	-	(7)	634
Office equipment	972	202	(46)	7	1,135
Vehicles	390	185	(2)	(4)	569
CPE assets	22	-	-	-	22
Other equipment	99	-	-	-	99
Property under construction	3,853	14,623	-	(13,896)	4,580
Total	209,718	26,401	(3,202)	(244)	232,673

	December 31, 2014	Additions	Deductions	Reclassifications/ Translations	December 31, 2015
Accumulated depreciation and impairment losses:
Land rights	207	38	-	-	245
Buildings	1,954	183	-	4	2,141
Leasehold improvements	669	105	(151)	-	623
Switching equipment	13,897	1,443	(62)	(17)	15,261
Telegraph, telex and data communication equipment	4	0	-	-	4
Transmission installation and equipment	56,454	11,423	(2,492)	14	65,399
Satellite, earth station and equipment	6,099	607	(1)	1	6,706
Cable network	18,933	1,338	(225)	(340)	19,706
Power supply	7,978	1,268	(85)	(29)	9,132
Data processing equipment	7,703	953	(97)	(3)	8,556
Other telecommunications peripherals	323	70	-	(7)	386
Office equipment	665	152	(45)	(8)	764
Vehicles	118	65	(1)	(3)	179
CPE assets	15	2	-	-	17
Other equipment	97	2	-	-	99
Total	115,116	17,649	(3,159)	(388)	129,218
Net Book Value	94,602				103,455

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.  PROPERTY AND EQUIPMENT (continued)

	December 31, 2015	Business acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
At cost:
Land rights	1,270	89	59	(1)	-	1,417
Buildings	6,033	10	311	(3)	1,486	7,837
Leasehold improvements	1,036	-	13	(37)	104	1,116
Switching equipment	19,872	-	218	(160)	609	20,539
Telegraph, telex and data communication equipment	876	-	751	(41)	-	1,586
Transmission installation and equipment	124,989	-	2,832	(12,134)	11,221	126,908
Satellite, earth station and equipment	8,146	-	80	-	219	8,445
Cable network	38,086	-	6,746	(302)	460	44,990
Power supply	13,912	-	286	(77)	1,116	15,237
Data processing equipment	11,414	12	395	(138)	916	12,599
Other telecommunications peripherals	634	-	73	-	(5)	702
Office equipment	1,135	5	142	(12)	259	1,529
Vehicles	569	-	123	(169)	(1)	522
CPE assets	22	-	-	-	-	22
Other equipment	99	-	1	-	-	100
Property under construction	4,580	-	17,169	-	(17,199)	4,550
Total	232,673	116	29,199	(13,074)	(815)	248,099

	December 31, 2015	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
Accumulated depreciation and impairment losses:
Land rights	245	24	(0)	(1)	268
Buildings	2,141	290	(2)	6	2,435
Leasehold improvements	623	106	(37)	-	692
Switching equipment	15,261	1,590	(160)	(1)	16,690
Telegraph, telex and data communication equipment	4	329	-	-	333
Transmission installation and equipment	65,399	10,499	(11,501)	(32)	64,365
Satellite, earth station and equipment	6,706	415	-	(23)	7,098
Cable network	19,706	1,545	(302)	(455)	20,494
Power supply	9,132	1,225	(70)	(25)	10,262
Data processing equipment	8,556	1,114	(118)	(40)	9,512
Other telecommunications peripherals	386	77	-	(1)	462
Office equipment	764	184	(11)	3	940
Vehicles	179	88	(66)	(1)	200
CPE assets	17	2	-	-	19
Other equipment	99	-	-	-	99
Total	129,218	17,488	(12,267)	(570)	133,869
Net Book Value	103,455				114,230

      Refer to Note 31 for details of related party transactions.

      a.   Gain on disposal or sale of property and equipment

	2014	2015	2016
Proceeds from sale of property and equipment	501	733	765
Net book value	(62)	(8)	(152)
Gain on disposal or sale of property and equipment	439	725	613

The gain on disposal or sale of property and equipment includes gain from disposal of the copper cable as part of the Company’s modernization program through Trade In/Trade Off method with PT Industri Telekomunikasi Indonesia (“INTI”) and PT LEN Industri (Persero) (“LEN”).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.   PROPERTY AND EQUIPMENT (continued)

      b.   Asset impairment

(i)       As of December 31, 2015 and 2016, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets is recognized as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 33c.ii), the Company accelerated the depreciation of its fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

In 2016, the Company derecognized its fixed wireless assets with cost and accumulated depreciation amounting to Rp5,203 billion, respectively.

(ii)      Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2015 and 2016.

c.   Others

(i)      Interest capitalized to property under construction amounted to Rp127 billion, Rp328 billion and Rp444 billion for the years ended December 31, 2014, 2015 and 2016, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 11% to 18.31%, 6.84% to 11% and from 10.20% to 11% for the years ended December 31, 2014, 2015 and 2016, respectively.

(ii)     No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2014, 2015 and 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10. PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(iii)      In 2015 and 2016, the Group received proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp119 billion and Rp77 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2015 and 2016, the net carrying values of those assets of Rp35 billion and Rp19 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)      In 2016, Telkomsel decided to replace certain equipment units with net carrying amount of Rp528 billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the change was an increase in the depreciation expense for the year ended December 31, 2016 amounting to Rp489 billion. This modernization program will increase profit before income tax in 2017 amounting to Rp205 billion.

         In 2015, Telkomsel decided to replace certain equipment units with a net carrying amount of Rp1,967 billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the acceleration was an increase in depreciation expense for the years ended December 31, 2015, 2016, and 2017 amounting to Rp1,410 billion, Rp274 billion and Rp30 billion, respectively. This modernization program will decrease profit before income tax in 2016 and 2017 amounting to Rp274 billion and Rp30 billion, respectively.

(v)       In 2015 and 2016, Telkomsel’s certain equipment units with net carrying amount of Rp5 billion and Rp636 billion were exchanged with equipment from NSN OY and PT Huawei Tech Investment (“Huawei”) and Ericsson AB and Huawei, respectively. As of December 31, 2016, Telkomsel’s equipment units with net carrying amount of Rp3 billion are going to be exchanged with equipment from Ericsson AB and Huawei and, therefore, these equipment units were reclassified as assets held for sale in the consolidated statements of financial position.

(vi)      The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2017 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)     As of December 31, 2016, the Group’s property and equipment excluding land rights, with net carrying amount of Rp105,144 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp11,861 billion, US$1,236 million, HKD3 million and SGD40 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)    As of December 31, 2016, the percentage of completion of property under construction was around 58.15% of the total contract value, with estimated dates of completion between January 2017 and December 2018. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(ix)      All assets owned by the Company have been pledged as collateral for bonds and certain bank loans (Notes 17b.i, 17b.ii and 17c). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp11,385 billion have been pledged as collateral under lending agreements (Notes 16 and 17).

(x)       As of December 31, 2016, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp54,993 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)      The Company and Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

Future minimum lease payments required for assets under finance leases are as follows:

Years	2015	2016
2016	1,027	-
2017	991	987
2018	888	892
2019	800	816
2020	766	771
2021	724	740
Thereafter	873	954
Total minimum lease payments	6,069	5,160
Interest	(1,489)	(1,150)
Net present value of minimum lease payments	4,580	4,010
Current maturities (Note 16b)	(641)	(658)
Long-term portion (Note 17)	3,939	3,352

The details of obligations under finance leases as of December 31, 2015 and 2016 are as follows:

	2015	2016
PT Tower Bersama Infrastructure Tbk	1,589	1,465
PT Profesional Telekomunikasi Indonesia	1,460	1,295
PT Solusi Tunas Pratama	340	241
PT Putra Arga Binangun	227	217
PT Bali Towerindo Sentra	132	112
PT Naragita Dinamika Komunika	84	5
Others (each below Rp75 billion)	748	675
Total	4,580	4,010

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

11.   ADVANCES AND OTHER NON-CURRENT ASSETS

        The breakdown of advances and other non-current assets is as follows:

	2015	2016
Advances for purchases of property and equipment	3,653	5,432
Prepaid rental - net of current portion (Note 8)	2,190	2,471
Prepaid other taxes - net of current portion (Note 28)	369	2,164
Prepaid income taxes - net of current portion (Note 28)	704	492
Deferred charges	444	387
Frequency license - net of current portion (Note 8)	404	320
Security deposit	96	144
Restricted cash	111	31
Others	195	67
Total	8,166	11,508

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of December 31, 2015 and 2016, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2014, 2015 and 2016 amounted to Rp86 billion, Rp46 billion and Rp40 billion, respectively.

Refer to Note 31 for details of related party transactions.

12.   INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December 31, 2014	322	4,771	67	572	5,732
Additions	-	1,489	1	9	1,499
Acquisition (Note 1d)	15	-	-	-	15
Deductions	-	(1)	-	-	(1)
Reclassifications/translations	(1)	8	-	(1)	6
Balance, December 31, 2015	336	6,267	68	580	7,251
Accumulated amortization and impairment losses:
Balance, December 31, 2014	(21)	(2,862)	(43)	(343)	(3,269)
Amortization	-	(883)	(6)	(34)	(923)
Deductions	-	1	-	-	1
Reclassifications/translations	-	(4)	-	-	(4)
Balance, December 31, 2015	(21)	(3,748)	(49)	(377)	(4,195)
Net	315	2,519	19	203	3,056

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

12.  INTANGIBLE ASSETS (continued)

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December 31, 2015	336	6,267	68	580	7,251
Additions	-	925	9	27	961
Acquisition (Note 1d)	117	10	-	-	127
Deductions	-	-	(2)	-	(2)
Reclassifications/translations	(4)	20	-	-	16
Balance, December 31, 2016	449	7,222	75	607	8,353
Accumulated amortization and impairment losses:
Balance, December 31, 2015	(21)	(3,748)	(49)	(377)	(4,195)
Amortization	-	(1,027)	(7)	(34)	(1,068)
Deductions	-	-	-	-	-
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2016	(21)	(4,776)	(56)	(411)	(5,264)
Net	428	2,446	19	196	3,089

(i)     Goodwill resulted from the acquisition of Sigma (2008), AdMedika (2010), data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014), MNDG (2015), and Melon (2016) (Note 1d). In addition, there was an acquisition of 80% ownership of PT Griya Silkindo Drajatmoerni (“GSDm”) by NSI.

(ii)    The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1 to 5 years.

13.  TRADE AND OTHER PAYABLES

This account consists of the following:

	2015	2016
Trade payables	13,994	13,518
Other payables	290	172
Total trade and other payables	14,284	13,690

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

13.  TRADE AND OTHER PAYABLES (continued)

The breakdown of trade payables is as follows:

	2015	2016
Related parties
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,329	1,256
Purchases of equipment, materials and services	1,891	1,262
Payables to other telecommunication providers	184	324
Sub-total	3,404	2,842
Third parties
Purchases of equipment, materials and services	9,593	9,395
Payables to other telecommunication providers	997	1,281
Sub-total	10,590	10,676
Total	13,994	13,518

Trade payables by currency are as follows:

	2015	2016
Rupiah	11,169	11,270
U.S. dollar	2,791	2,196
Others	34	52
Total	13,994	13,518

Refer to Note 31 for details of related party transactions.

14.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2015	2016
Operation, maintenance and telecommunication services	4,459	6,165
Salaries and benefits	1,689	2,993
General, administrative and marketing expenses	1,859	1,914
Interest and bank charges	240	211
Total	8,247	11,283

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

15.  UNEARNED INCOME

The breakdown of unearned income is as follows:

a.     Current

	2015	2016
Prepaid pulse reload vouchers	3,630	4,959
Telecommunication tower leases	165	199
Other telecommunications services	96	189
Others	469	216
Total	4,360	5,563

b.    Non-current

	2015	2016
Other telecommunications services	289	256
Indefeasible Right of Use	82	169
Total	371	425

16.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

This account consists of the following:

	2015	2016
Short-term bank loans	602	911
Current maturities of long-term borrowings	3,842	4,521
Total	4,444	5,432

a.   Short-term bank loans

		2015		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related party
BNI	Rp	-	25	-	143
Third parties
UOB	Rp	-	200	-	269
Bank CIMB Niaga	Rp	-	152	-	143
PT Bank DBS Indonesia	Rp	-	-	-	95
SCB	Rp	-	39	-	90
PT Bank Danamon Indonesia, Tbk (“Danamon”)	Rp	-	80	-	60
Others	Rp	-	106	-	111
Sub-total			577		768
Total			602		911

            Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.   Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2016 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date		Interest payment period	Interest rate per annum	Security
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2017		Monthly	11.5%-12%	Trade receivables (Note 6)
December 20, 2016	Finnet	Rp	300	December 21, 2018		Monthly	1 month JIBOR+2.25%	None
Bank CIMB Niaga
April 28, 2013[a]	GSD	Rp	85	January 1, 2017	[f]	Monthly	10.9%-11.5%	Trade receivables (Note 6), and property and equipment (Note 10)
October 29, 2014	Infomedia Solusi Humanika[d]	Rp	50	January 18, 2017		Monthly	10.00%	Trade receivables (Note 6)
December 14, 2015[b]	Balebat[c]	Rp	17	July 30, 2017		Monthly	13.00%	Trade receivables (Note 6), inventories (Note 7) and property and equipment (Note 10)
BNI
October 31, 2016	Telkom Infra	Rp	44	October 31, 2017		Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
December 31, 2016	Telkom Infra	Rp	101	November 30, 2017		Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
PT. Bank DBS Indonesia
April 12, 2016	Sigma[e]	USD	0.02	July 31, 2017		Semi-annually	3.25% (USD) / 10.75% (IDR)	Trade receivables (Note 6)
SCB
June 26, 2015	GSD	Rp	91	December 30, 2016	[f]	Monthly	10.50%	None
Danamon
December 15, 2016	Infomedia	Rp	60	December 15, 2017		Monthly	8.75%	Trade receivables (Note 6)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a   Based on the latest amendment dated November 11, 2014.

b   Based on the latest amendment dated December 14, 2015.

c    MD Media’s subsidiary.

d    Infomedia’s subsidiary.

e   Facility in USD. Withdrawal can be executed in USD and IDR.

f     Unsettled loan will be automatically extended.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b. Current maturities of long-term borrowings

	Notes	2015	2016
Two-step loans	17a	224	225
Bonds and notes	17b	49	1
Bank loans	17c	2,928	3,637
Obligations under finance leases	10c.xi	641	658
Total		3,842	4,521

Refer to Note 31 for details of related party transactions.

17. LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	Notes	2015	2016
Two-step loans	17a	1,296	1,067
Bonds and notes	17b	9,499	9,322
Bank loans	17c	15,434	11,929
Other borrowings	17d	-	697
Obligations under finance leases	10c.xi	3,939	3,352
Total		30,168	26,367

      Scheduled principal payments as of December 31, 2016 are as follows:

					Year
	Notes	Total	2018	2019	2020	2021	Thereafter
Two-step loans	17a	1,067	201	182	183	166	335
Bonds and notes	17b	9,322	0	220	2,115	0	6,987
Bank loans	17c	11,929	4,675	2,313	2,219	1,110	1,612
Other borrowings	17d	697	53	107	107	107	323
Obligations under finance leases	10c.xi	3,352	626	605	613	634	874
Total		26,367	5,555	3,427	5,237	2,017	10,131

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

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

		2015		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	6,911	792	6,143	707
	US$	26	363	22	295
	Rp	-	365	-	290
Total			1,520		1,292
Current maturities (Note 16b)			(224)		(225)
Long-term portion			1,296		1,067

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2016, the Company has complied with the above-mentioned ratios.

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.    Bonds and notes

		2015		2016
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	120	-	120
Finnet
MTN I	Rp	-	200	-	-
Promissory notes
PT Huawei	US$	1	14	-	-
PT ZTE Indonesia (“ZTE”)	US$	1	14	0	1
Total			9,563		9,336
Unamortized debt issuance cost			(15)		(13)
Total			9,548		9,323
Current maturities (Note 16b)			(49)		(1)
Long-term portion			9,499		9,322

(i)    Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

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

As of December 31, 2016, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.    Debt to equity ratio should not exceed 2:1.

2.    EBITDA to finance costs ratio should not be less than 5:1.

3.    Debt service coverage is at least 125%.

As of December 31, 2016, the Company has complied with the above-mentioned ratios.

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

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

(i)    Bonds (continued)

As of December 31, 2016, the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.  Debt to equity ratio should not exceed 2:1.

2.  EBITDA to finance costs ratio should not be less than 4:1.

3.  Debt service coverage is at least 125%.

As of December 31, 2016, the Company has complied with the above-mentioned ratios.

(ii)    MTN

GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11.00%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11.00%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principal amount of up to Rp500 billion in series.

PT Mandiri Sekuritas acts as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and PT Kustodian Sentral Efek Indonesia (“KSEI”) as the payment agent and custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that are owned or will be owned by GSD, have been pledged as collateral for MTN (Notes 6, 7 and 10c.ix).

Under the agreement, GSD is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 6.5:1.

2.     EBITDA to interest ratio should not be less than 1.2:1.

3.     Minimum current ratio is 120%.

4.     Maximum leverage ratio is 450%.

As of December 31, 2016, GSD has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

(ii)    MTN (continued)

FINNET

Notes	Currency	Principal	Issuance date	Maturity date	Payment period	Rate per annum
MTN I Finnet year 2015	Rp	200	July 1, 2015	July 1, 2022	Quarterly	11.00%

Based on Agreement of Debt Acknowledgement of Medium Term Notes (MTN) I Finnet Year 2015 as covered by notarial deed No. 47 dated June 30, 2015, of Utiek R. Abdurachman, S.H., MLI., M.Kn., Finnet will issue MTN through private placement with the principal amounting to Rp200 billion.

PT BNI Asset Management acts as the arranger, Bank Mega as the trustee and KSEI as the payment agent and custodian.

The funds obtained from MTN are used for Finnet’s working capital related to Retail National Channel Bank project as Telkomsel’s billing payment aggregator.

The rating of the MTN issued by PT Fitch Rating Indonesia is A (ind). The MTN is not secured by any specific collateral. The MTN is secured by all of Finnet’s assets, movable or non-movable either existing or in the future.

Under the agreement, Finnet is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 3.5:1.

2.     EBITDA to interest ratio should not be less than 2.5:1.

In 2016, Finnet has made early payments on MTN amounting to Rp200 billion through refinancing from UOB with the term of the agreement for two years.

(iii)   Promissory notes

Supplier	Currency	Principal* (in billions)	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
PT Huawei[a]	US$	0.2	April 30, 2013	-	Semi-annually	6 months LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009[b]	February 4, 2017	Semi-annually	6 months LIBOR+1.5%

   *in original currency.

    ahas been fully paid on July 30, 2016.

bbased on the latest amendment on August 15, 2011.

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company, ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans

		2015		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	3,430	-	3,222
BRI	Rp	-	1,806	-	1,871
Bank Mandiri	Rp	-	2,191	-	1,232
Sub-total			7,427		6,325
Third parties
Syndication of banks	Rp	-	4,900	-	3,650
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	2,370	-	2,361
	US$	75	1,035	-	-
Bank CIMB Niaga	Rp	-	770	-	1,162
PT Bank Sumitomo Mitsui Indonesia	Rp	-	370	-	647
UOB	Rp	-	-	-	500
United Overseas Bank Limited(“UOB Singapore”)	US$	-	-	36	484
PT Bank ANZ Indonesia	Rp	-	90	-	240
	US$	75	1,035	-	-
Japan Bank for International Cooperation (“JBIC”)	US$	22	303	16	211
PT Bank Central Asia Tbk (“BCA”)	Rp	-	111	-	-
Others	Rp	-	19	-	37
Sub-total			11,003		9,292
Total			18,430		15,617
Unamortized debt issuance cost			(68)		(51)
			18,362		15,566
Current maturities (Note 16b)			(2,928)		(3,637)
Long-term portion			15,434		11,929

Refer to Note 31 for details of related party transactions.

Other significant information relating to bank loans as of December 31, 2016 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
December 19, 2012 (BNI, BRI and Bank Mandiri) [a]	Dayamitra	Rp	2,500	1,000	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Trade receivables (Note 6) and property and equipment (Note 10)
March 13, 2015 (BNI and BCA) a&[h]	The Company	Rp	2,900	242	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	All assets (Note 10c.ix)
March 13, 2015 (BNI and BCA) a&[h]	GSD	Rp	100	8	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	All assets (Note 10c.ix)
BNI
March 13, 2013a&i	Sigma	Rp	1,400	91	Monthly (2016-2020)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6) and property and equipment (Note 10)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
June 27, 2013	NSI	Rp	4	0	Monthly (2014-2023)	Monthly	11.00%	Property and equipment (Note 10)
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
January 10, 2014 a&[c]	Sigma	Rp	247	38	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6) and property and equipment (Note 10)
March 17, 2014	NSI	Rp	0.7	0	Monthly (2014-2023)	Monthly	12.25%	Property and equipment (Note 10)
June 27, 2014	NSI	Rp	2.5	0	Monthly (2014-2023)	Monthly	13.5%	Property and equipment (Note 10)
July 21, 2014 [a]	Metra	Rp	40	13	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 6) and property and equipment (Note 10)
November 3, 2014 a&[g]	Telkom Infratel	Rp	450	131	Quarterly (2015-2018)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
April 8, 2015 [a]	Telkomsel	Rp	1,000	667	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
June 10, 2015 [a]	Metra	Rp	44	15	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 6) and property and equipment (Note 10)
October 12, 2015[a]	Telkom Akses	Rp	1,400	151	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.9%	Trade receivables (Note 6), inventories (Note 7) and property and equipment (Note 10)
October 31, 2016	Telkom Infratel	Rp	59	-	Quarterly (2017-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
The Bank of Tokyo - Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	120	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 6) and property and equipment (Note 10)
March 13, 2015 a&[h]	Metra	Rp	400	12	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&[h]	Infomedia	Rp	250	5	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015 [a]	Telkomsel	Rp	1,000	667	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	0.075	April 14, 2018	Quarterly	3 months LIBOR+1.2%	None

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.   Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
The Bank of Tokyo - Mitsubishi UFJ, Ltd. (continued)
November 2, 2015	Dayamitra	Rp	400	-	Quarterly (2017-2020)	Quarterly	3 months JIBOR+2.6%	Trade receivables (Note 6), and property and equipment (Note 10)
March 13, 2015 a&h	Dayamitra	Rp	100	3	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+2.25%	Property and equipment (Note 10)
BRI
July 20, 2011[a]	Dayamitra	Rp	1,000	220	Semi-annually (2013-2017)	Quarterly	3 months JIBOR+1.40 and 3 months JIBOR+3.50%	Property and equipment (Note 10)
October 30, 2013	GSD	Rp	70	8	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10) and lease agreement
October 30, 2013	GSD	Rp	34	45	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10) and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
December 18, 2015	Dayamitra	Rp	800	-	Semi-annualy (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 10)
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
August 11, 2014	Graha Yasa Selaras	Rp	71	4	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 10)
August 11, 2014	Graha Yasa Selaras	Rp	71	2	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 10)
April 8, 2015 [a]	Telkomsel	Rp	1,000	667	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
September 27, 2016	Patrakom	Rp	70	-	Quarterly (2017-2019)	Monthly	9.5%	Trade receivables (Note 6) and property and equipment (Note 10)
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Quarterly	3 months JIBOR+3.45%	Property and equipment (Note 10)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 10)
August 26, 2013[d]	Balebat[f]	Rp	3.5	1	Monthly (2013-2018)	Monthly	13.00%	Trade receivables (Note 6), inventories (Note 7) and property and equipment (Note 10)
PT Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&[h]	Metra	Rp	400	12	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&[h]	Infomedia	Rp	250	5	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&h	Dayamitra	Rp	100	3	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
UOB
September 22, 2016	Dayamitra	Rp	500	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.2%	Property and equipment (Note 10)
UOB Singapore
September 9, 2016	TII	US$	0.06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.5%	None
Bank ANZ Indonesia
March 13, 2015 a&h	GSD	Rp	249.5	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	0.075	April 14, 2018	Quarterly	3 months LIBOR+1.20%	None
JBIC
March 28, 2013a&[e]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	111	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None

The credit facilities were obtained by the Group for working capital purposes.

        *  In original currency.

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2016, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2016, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

 b   Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2016 Telkomsel has complied with the above covenants.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.  Bank loans (continued)

c    Based on the latest amendment on January 12, 2015.

d   Based on the latest amendment on September 22, 2014.

e    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

f   MD Media’s subsidiary.

g   Based on the latest amendment on July 13, 2015.

h   On March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. As of December 31, 2016, the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd., and PT Bank ANZ Indonesia amounted to Rp82.5 billion, Rp82.5 billion and Rp250.5 billion, respectively.

i     Based on the latest amendment on November 14, 2016.

d.  Other borrowing

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	DMT	Rp	700	-	Semi-annually (2018-2025)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 10)

Under the agreement, DMT is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.   Debt to equity ratio should not exceed 5:1

2.   Net debt to EBITDA ratio should not exceed 4:1

3.   Debt service coverage of at least 100%

As of December 31, 2016, DMT has complied with the above-mentioned ratios.

Refer to Note 31 for details of related party transactions.

18.  NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2015	2016
Non-controlling interests in net assets of subsidiaries
Telkomsel	17,981	20,731
GSD	137	141
Metra	95	208
TII	36	33
Total	18,249	21,113

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

18. NON-CONTROLLING INTERESTS (continued)

	2014	2015	2016
Non-controlling interests in net comprehensive income (loss) of subsidiaries:
Telkomsel	6,740	7,760	9,786
GSD	(7)	7	(5)
Metra	21	(5)	(40)
TII	3	(2)	(3)
Total	6,757	7,760	9,738

Material partly-owned subsidiary

As of December 31, 2015 and 2016, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the Company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

      Summarized statements of financial position

	2015	2016
Current assets	25,660	28,818
Non-current assets	58,304	60,827
Current liabilities	(20,020)	(21,891)
Non-current liabilities	(12,565)	(8,520)
Total equity	51,379	59,234
Attributable to:
Equity holders of parent company	33,398	38,503
Non-controlling interest	17,981	20,731

      Summarized statements of profit or loss and other comprehensive income

	2014	2015	2016
Revenues	66,252	76,055	86,725
Operating expenses	(40,584)	(46,455)	(49,765)
Other income – net	48	105	483
Profit before income tax	25,716	29,705	37,443
Income tax expense – net	(6,333)	(7,361)	(9,263)
Profit for the year from continuing operations	19,383	22,344	28,180
Other comprehensive income (expenses) – net	(122)	(167)	(222)
Net comprehensive income for the year	19,261	22,177	27,958
Attributable to non-controlling interest	6,740	7,760	9,786
Dividend paid to non-controlling interest	5,464	7,810	7,036

      Summarized statements of cash flows

	2014	2015	2016
Operating activities	30,863	36,130	42,827
Investing activities	(11,052)	(12,951)	(12,794)
Financing activities	(15,563)	(19,456)	(24,132)
Net increase in cash and cash equivalents	4,248	3,723	5,901

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.  CAPITAL STOCK

The details of capital stock are as follows:

	2015
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.55	2,580
The Bank of New York Mellon Corporation*	8,161,361,980	8.31	408
Commissioners (Note 1b):
Hendri Saparini	18,982	0	0
Dolfie Othniel Fredric Palit	17,084	0	0
Hadiyanto	519,640	0	0
Parikesit Suprapto	502,555	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	42,723	0	0
Heri Sunaryadi	37,965	0	0
Indra Utoyo	1,182,295	0	0
Muhammad Awaluddin	1,154,755	0	0
Honesti Basyir	1,155,295	0	0
Herdy Rosadi Harman	37,663	0	0
Abdus Somad Arief	37,965	0	0
Dian Rachmawan	98,505	0	0
Public (individually less than 5%)	38,429,695,633	39.14	1,922
Total	98,198,216,600	100.00	4,910
Treasury stock (Note 21)	2,601,779,800	-	130
Total	100,799,996,400	100.00	5,040

	2016
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,000,589,980	7.07	350
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40,450,227,048	40.84	2,023
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 21)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

19.  CAPITAL STOCK (continued)

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 4 dated April 4, 2014 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2013 amounting to Rp7,813 billion (Rp80.46 per share) and Rp2,130 billion (Rp21.94 per share), respectively. On May 16, 2014, the Company paid the cash dividend and special cash dividend totalling Rp9,943 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 26 dated April 17, 2015 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2014 amounting to Rp7,319 billion (Rp74.55 per share) and Rp1,464 billion (Rp14.91 per share), respectively. On May 21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,783 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 50 dated April 22, 2016 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86 per share) and Rp1,549 billion (Rp15.77 per share), respectively. On May 26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

On December 27, 2016, the Company paid the interim dividend amounting to Rp1,920 billion or Rp19.38 per share.

20.  ADDITIONAL PAID-IN CAPITAL

The breakdown of additional paid-in capital is as follows:

	2015	2016
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 21)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 21)	544	544
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 21)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 21)	36	36
Excess of value over cost of selling 864,000,000 shares under the treasury stock plan phase IV (Note 21)	-	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	2,457	4,453

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

21. TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2015			2016
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	2,624,142,800	2.60	3,836	2,601,779,800	2.58	3,804
Sale of treasury stock	(22,363,000)	(0.02)	(32)	(864,000,000)	(0.86)	(1,263)
Ending balance	2,601,779,800	2.58	3,804	1,737,779,800	1.72	2,541

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside the stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On May 31, 2013, the Company offered all its eligible employees and those of its subsidiaries (collectively referred to as the “participants”), the right to purchase a fixed number of its shares at a certain price. The shares became an entitlement of the employees on the transaction dates and were no longer conditional on the satisfaction of any vesting conditions. Shares which were held by employees through the ESOP had a lock-up period that varied from 0 up to 12 months, depending on the position of the employee. In the lock-up period, participants could not transfer shares or have shares transactions either through or outside the stock exchange.

Price per share offered was Rp10,714 and each participant received allowance (discount) of Rp5,575 per share. At the closing of this program, the Company had transferred a part of the treasury stock phase III to employees totalling 59,811,400 shares (equivalent to 299,057,000 shares after the stock split) with fair value amounting to Rp661 billion. The excess amounting to Rp228 billion in value of the treasury stock transferred over their acquisition cost was recorded as additional paid-in capital (Note 20).

The difference amounting to Rp353 billion between the fair value of treasury stock and amount paid by the participants was recorded as part of “Personnel Expenses” in the 2013 consolidated statement of profit or loss and other comprehensive income.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 20).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

21. TREASURY STOCK (continued)

On June 13, 2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split) of treasury stock phase II with fair value amounting to Rp2,541 billion (net of related costs to sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 20).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 20).

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 20).

22. OTHER RESERVES

Other reserves mainly consist of the translation reserve and fair value reserve. The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations amounting to Rp312 billion and Rp272 billion as of December 31, 2015 and 2016, respectively. There were no reclassifications to profit or loss for the years ended December 31, 2014, 2015 and 2016.

The fair value reserve consists of the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired amounting to Rp38 billion and Rp38 billion as of December 31, 2015 and 2016, respectively. There were no reclassifications to profit or loss for the years ended December 31, 2014, 2015 and 2016.

23.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp14,437 billion, Rp15,451 billion and Rp19,333 billion by the weighted average number of shares outstanding during the year totalling 97,695,785,107 shares, 98,176,527,553 shares and 98,638,501,532 shares for the years ended December 31, 2014, 2015 and 2016, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp147.78, Rp157.38 and Rp195.99 for the years ended December 31, 2014, 2015 and 2016, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2014, 2015 and 2016.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

24. REVENUES

	2014	2015	2016
Telephone revenues
Cellular
Usage charges	33,723	36,853	38,238
Monthly subscription charges	567	432	259
Sub-total	34,290	37,285	38,497
Fixed lines
Usage charges	5,347	4,635	3,847
Monthly subscription charges	2,697	2,821	3,311
Call center	290	275	290
Others	101	102	94
Sub-total	8,435	7,833	7,542
Total telephone revenues	42,725	45,118	46,039
Interconnection revenues	4,708	4,290	4,151
Data, internet and information technology service revenues
Cellular internet and data	13,563	19,665	28,308
Short Messaging Services (“SMS”)	14,034	15,132	15,980
Internet, data communication and information technology services	9,987	12,307	13,073
Pay TV	96	581	1,546
Others	128	135	64
Total data, internet and information technology service revenues	37,808	47,820	58,971
Network revenues	1,280	1,231	1,444
Other revenues
Sales of handset	582	1,516	1,490
Telecommunication tower leases	700	721	733
Call center service	446	668	678
E-payment	74	126	424
E-health	165	192	415
CPE and terminal	61	221	192
Others	1,147	567	1,796
Total other revenues	3,175	4,011	5,728
Total revenues	89,696	102,470	116,333

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

25.  PERSONNEL EXPENSES

      The breakdown of personnel expenses is as follows:

	2014	2015	2016
Salaries and related benefits	5,076	5,684	7,122
Vacation pay, incentives and other benefits	3,504	4,575	4,219
Pension benefit cost (Note 29)	643	443	1,068
Early retirement program	-	683	628
LSA expense (Note 30)	115	152	237
Net periodic post-employment health care benefit cost (Note 29)	248	216	163
Other employee benefit cost (Note 29)	56	53	82
Other post-employment benefit cost (Note 29)	48	47	48
Others	86	32	45
Total	9,776	11,885	13,612

Refer to Note 31 for details of related party transactions.

26.  OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

      The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2014	2015	2016
Operation and maintenance	11,512	15,129	17,047
Radio frequency usage charges (Notes 33c.i and 33c.ii)	3,207	3,626	3,687
Leased lines and CPE	1,073	1,913	2,578
Concession fees and USO charges	1,818	2,230	2,217
Cost of IT services	357	882	1,563
Cost of handset sold (Note 7)	421	1,493	1,481
Electricity, gas and water	1,180	1,014	960
Cost of SIM cards and vouchers (Note 7)	610	444	624
Vehicles rental and supporting facilities	272	296	367
Tower leases	1,065	646	322
Insurance	335	312	256
Others	438	131	161
Total	22,288	28,116	31,263

      Refer to Note 31 for details of related party transactions.

27.  GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expenses is as follows:

	2014	2015	2016
General expenses	967	1,032	1,626
Provision for impairment of receivables (Note 6d)	784	1,010	743
Professional fees	266	424	594
Travelling	355	347	436
Training, education and recruitment	528	393	399
Meeting	162	163	207
Collection expenses	369	368	152
Social contribution	96	116	134
Others	436	351	319
Total	3,963	4,204	4,610

      Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION

a.   Prepaid income taxes

            The breakdown of prepaid income taxes is as follows:

	2015	2016
The Company - corporate income tax	479	473
Subsidiaries - corporate income tax	306	128
Total	785	601
Current portion	(81)	(109)
Non-current portion (Note 11)	704	492

b.   Prepaid other taxes

            The breakdown of prepaid other taxes is as follows:

	2015	2016
The Company :
Value Added Tax (“VAT”)	648	1,410
Article 19 - Revaluation of fixed assets (Note 28h)	750	538
Subsidiaries:
VAT	1,608	2,785
Article 23 - Withholding tax on services delivery	20	52
Total	3,026	4,785
Current portion	(2,657)	(2,621)
Non-current portion (Note 11)	369	2,164

c.   Current income tax liabilities

            The breakdown of current income tax liabilities is as follows:

	2015	2016
The Company:
Article 25 - Installment of corporate income tax	17	-
Subsidiaries:
Article 25 - Installment of corporate income tax	237	136
Article 29 - Corporate income tax	1,548	1,100
Total	1,802	1,236

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

d.   Other tax liabilities

            The breakdown of other tax liabilities is as follows:

	2015	2016
The Company:
Article 4 (2) - Final tax	37	29
Article 21 - Individual income tax	51	141
Article 22 - Withholding tax on goods delivery and imports	2	2
Article 23 - Withholding tax on services	23	42
Article 26 - Withholding tax on non-resident income	2	136
VAT - as Tax Collector	396	297
Sub-total	511	647
Subsidiaries:
Article 4 (2) - Final tax	54	63
Article 21 - Individual income tax	113	121
Article 22 - Withholding tax on goods delivery and imports	1	2
Article 23 - Withholding tax on services	102	93
Article 26 - Withholding tax on non-resident income	9	16
VAT	681	776
Sub-total	960	1,071
Total	1,471	1,718

      e.   The components of income tax expense (benefit) are as follows:

	2014	2015	2016
Current
The Company	822	201	671
Subsidiaries	6,794	8,164	10,067
Sub-total	7,616	8,365	10,738
Deferred
The Company	(174)	(38)	(844)
Subsidiaries	(101)	(304)	(877)
Sub-total	(275)	(342)	(1,721)
Net income tax expense	7,341	8,023	9,017

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

f.   Reconciliation of income tax expense

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2014	2015	2016
Profit before income tax	28,579	31,293	38,166
Less: income subject to final tax - net	(2,334)	(1,531)	(1,684)
Net	26,245	29,762	36,482
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	5,249	5,952	7,296
Difference in applicable statutory tax rate for subsidiaries	1,236	1,509	1,904
Non-deductible expenses	512	332	496
Final income tax expense	168	111	345
Deferred tax assets on fixed assets revaluation for tax purpose	-	-	(1,415)
Deferred tax assets that cannot be utilized-net	94	-	56
Others	82	119	335
Net income tax expense	7,341	8,023	9,017

The details of the net income tax expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Estimated taxable income of the Company	3,687	552	1,703
Corporate income tax:
The Company	738	110	340
Subsidiaries	6,710	8,144	10,053
Final tax expense:
The Company	84	91	331
Subsidiaries	84	20	14
Total income tax expense – current	7,616	8,365	10,738

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

f.    Reconciliation of income tax expense (continued)

	2014	2015	2016
Income tax (benefit) expense - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Realization of accrual (accrual) of expenses and inventory write-off (provision for inventory obsolescence)	(49)	(135)	142
Finance leases	(13)	(47)	68
Trade receivables write-off (provision for impairment of receivables)	(24)	41	41
Depreciation and gain on disposal or sale of property and equipment	(85)	139	(825)
Net periodic post-employment benefits costs and provision for employee benefits	(3)	(28)	(214)
Valuation of long-term investments	(1)	(24)	(34)
Amortization of intangible assets, land rights and others	3	9	(12)
Amortization of (addition to) deferred installation fee	(2)	7	(10)
Net	(174)	(38)	(844)
Telkomsel
Charges from leasing transactions	133	131	164
Depreciation of property and equipment	(224)	(350)	(913)
Provision for employee benefits	(27)	(18)	(55)
Trade receivables write-off (provision for impairment of receivables)	(8)	(9)	(5)
Amortization of license	(1)	(9)	(4)
Accounts receivable - Government	-	0	-
Net	(127)	(255)	(813)
Subsidiaries - others - net	26	(49)	(64)
Net income tax benefit - deferred	(275)	(342)	(1,721)
Income tax expense - net	7,341	8,023	9,017

Tax Law No. 36/2008 with implementing rules under Government Regulation No. 56/2015 stipulates a reduction of 5% from the maximum rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting years ended December 31, 2014, 2015 and 2016, the Company has reduced the applicable tax rate by 5%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

f.    Reconciliation of income tax expense (continued)

The Company applied the tax rate of 20% for the years ended December 31, 2014, 2015 and 2016. The subsidiaries applied the tax rate of 25% for the years ended December 31, 2014, 2015 and 2016.

            The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or  Annual Tax Return) for fiscal year 2016 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2015 agreed with what was reported in the annual tax return.

      g.   Tax assessments

(i)     The Company

In November 2013, the Company received tax underpayment assessment letters  (“SKPKBs”) No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period January to September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its objection to the Tax Authorities. The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letters Nos. 2498 to 2504 and 2541 to 2543/WPJ.19/2014 dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. The Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT Interconnection No. Tel. 59/KU000/COP-10000000/2015 to No. Tel. 68/KU000/COP-10000000/2015 dated March 12, 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company was assessed VAT underpayment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment assessment amounting to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the VAT underpayment amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. The Company filed on January 7, 2015 an objection on the 2011 VAT Interconnection assessment to the Tax Authorities. The Tax Authorities rejected the Company’s objection through its decrees Nos. 1907 to 1914 dated October 20, 2015 for the tax period January to August 2011, Nos. 2026 to 2028 dated November 2, 2015 for the tax period October to December 2011 and No. 2642/WPJ.19/2015 dated December 29, 2015 for the tax period September 2011. On January 20, 2016, the Company filed an appeal to the Tax Court on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

      g.   Tax assessments (continued)

(i)     The Company (continued)

The Company received a letter from the Tax Authorities No. Pemb-00427/WPJ.19/KP.0405/RIK.SIS/2015 dated June 29, 2015 regarding Field Tax Audit Notification for the tax period January to December 2014. On April 20, 2016, the Company received tax overpayment letter No. 00022/406/14/093/16 for the overpayment of income tax for fiscal year 2014 amounting to Rp51.5 billion.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. The Company received SKPKBs as a result of the tax audit. Based on the letters, the Company was assessed underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), VAT underpayment on taxable services from outside the Indonesia customs territory amounting to Rp1.2 billion (including penalty of Rp392 million), and VAT underpayment on tax collected amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received tax collection letter (“STP”) for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment assessment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment assessment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment assessment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4(2) underpayment assessment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment assessment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on incoming interconnection services amounting to Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the consolidated statement of profit or loss and other comprehensive income. The Company filed an objection against the remaining assessments on November 16, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

The Company received a letter from the Tax Authorities dated August 23, 2016 regarding Field Tax Audit Notification for the tax period January to December 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit process is still ongoing.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund. On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the Supreme Court (“SC”). On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. Telkomsel filed a contra-appeal to the SC on September 14, 2016.

On April 21, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of Rp8.4 billion). In May 2010, Telkomsel filed a contra-appeal to the SC.

In July 2016, the verdict on the case has been announced in the SC website in favor of the Tax Authorities. Although Telkomsel has not received the official written verdict from the SC, for conservatism purpose, the tax penalty of Rp8.4 billion has been charged to profit or loss. The income tax of Rp421 billion will not become an additional tax expense as such corporate income tax is creditable against Telkomsel’s income tax liability.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC.

In July 2016, conservatively, Telkomsel recognized the tax penalty of Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax Court accepted Telkomsel’s appeal. On May 13, 2015, Telkomsel received the refund for VAT amounting to Rp290.6 billion. On June 24, 2015, the Tax Authorities filed a judicial review request to the SC. On May 2, 2016, Telkomsel received a notification from the Tax Court regarding the judicial review. Subsequently, on May 27, 2016 Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

g.   Tax assessments (continued)

(ii)   Telkomsel (continued)

On November 7, 2014, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2011 by the Tax Authorities. According to the letters, Telkomsel is liable for the underpayment of corporate income tax, value added tax and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. In  December 2014, Telkomsel accepted the assessment of Rp7.8 billion for the underpayment of corporate income tax, Rp1 billion for the underpayment of VAT and Rp2.2 billion for the underpayment of withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. In December 2014, Telkomsel paid the assessments and filed objection letters to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion) and VAT of Rp1.9 billion (including penalty of Rp670 million). In November and December 2015, Telkomsel received the rejection letters from the Tax Authorities for corporate income tax of Rp250 billion and VAT of Rp1.4 billion. The remaining amount of Rp250 million was charged to the 2015 statement of profit or loss and other comprehensive income.

In August 2015, Telkomsel received a letter from the Tax Authorities confirming that towers should be classified as building and depreciated for 20 years. This letter is based on a specific tax ruling on fiscal depreciation of towers issued in July 2015. Subsequently, part of the claim for basic income tax refund has been reclassified to deferred tax liabilities while the penalty was charged to the 2015 profit or loss amounting to Rp125.5 billion and Rp60 billion, respectively.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).

In December 2016, after the court hearing sessions ended, Telkomsel reviewed the corporate income tax developments resulting in a downward adjustment of Rp18 billion to the claim for tax refund which was reduced from Rp66 billion to Rp48 billion. As of the date of approval and authorization for issuance of these consolidated financial statements, Telkomsel has not received the Tax Court’s verdict.

On July 28, 2016, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014. As of the date of approval and authorization for issuance of these consolidated financial statements, the tax audit is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

h.   Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to DGT during the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company. The Company planned to submit the related KJPP report in two phases, where KJPP reports Phase 1 and Phase 2 will be submitted before December 31, 2016 and December 31, 2017, respectively. Consequently, the Company expects to be eligible for 3% tax rate for Phase 1 report and 6% tax rate for Phase 2.

On October 28, 2016, the Company submitted KJPP report (Phase 1) reporting a revaluation increment of Rp7,078 billion. On November 10, 2016 the DGT through its decision letter No.KEP-580/WPJ.19/2016 approved the Company’s application (Phase 1). In its letter, DGT also affirmed that the related final income tax is Rp212 billion which will be taken from the prepayment of Rp750 billion made by the Company on December 29, 2015.

On December 15, 2016, the Company submitted its fixed assets revaluation application for Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,961 billion with estimated final income tax of Rp538 billion which will be taken from the prepayment of Rp750 billion made by the Company on December 29, 2015. In accordance with the regulation, the Company is required to submit the fixed assets revaluation assessed by KJPP on December 31, 2017 at the latest in order to be eligible for 6% tax rate. As of the date of approval and authorization for issuance of these consolidated financial statements, the fixed assets revaluation assessment from KJPP is still on-going.

A deductible temporary difference arose on this fixed assets revaluation for tax purposes since the tax base of the fixed assets is higher than their carrying amount. The deductible temporary difference results in a deferred tax asset since the economic benefits will flow to the Company in a form of reduction of taxable income in the future periods when the assets are recovered.

In 2016, the Company recognized deferred tax assets amounting to Rp1,415 billion on the revaluation increment on fixed assets, as approved by the DGT.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

        i.      Deferred tax assets and liabilities

The details of deferred tax assets and liabilities are as follows:

	December 31, 2014	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	Reclassification	December 31, 2015
The Company
Deferred tax assets:
Provision for impairment of receivables	470	(41)	-	-	429
Net periodic pension and other post-employment benefits costs	330	3	2	-	335
Accrued expenses and provision for inventory obsolescence	76	135	-	-	211
Provisions for employee benefit	72	25	-	-	97
Finance leases	22	47	-	-	69
Deferred installation fee	72	(7)	-	-	65
Total deferred tax assets	1,042	162	2	-	1,206
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(1,458)	(139)	-	-	(1,597)
Valuation of long-term investment	(69)	24	-	-	(45)
Land rights, intangible assets and others	(14)	(9)	-	-	(23)
Total deferred tax liabilities	(1,541)	(124)	-	-	(1,665)
Deferred tax liabilities of the Company - net	(499)	38	2	-	(459)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	274	18	57	-	349
Provision for impairment of receivables	129	9	-	-	138
Total deferred tax assets	403	27	57	-	487
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(2,044)	350	-	299	(1,395)
Finance leases	(254)	(131)	-	-	(385)
Lisence amortization	(61)	9	-	-	(52)
Total deferred tax liabilities	(2,359)	228	-	299	(1,832)
Deferred tax liabilities of Telkomsel - net	(1,956)	255	57	299	(1,345)
Deferred tax liabilities of other subsidiaries - net	(248)	(59)	1	-	(306)
Deferred tax liabilities - net	(2,703)	234	60	299	(2,110)
Deferred tax assets - net	95	107	(1)	-	201

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

i.    Deferred tax assets and liabilities (continued)

The details of deferred tax assets and liabilities are as follows (continued):

	December 31, 2015	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	(Charged) credited to equity	December 31, 2016
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	335	102	126	-	563
Provision for impairment of receivables	429	(41)	-	-	388
Provision for employee benefits	97	112	-	-	209
Deferred installation fee	65	10	-	-	75
Accrued expenses and provision for inventory obsolescence	211	(142)	-	-	69
Finance leases	69	(68)	-	-	1
Total deferred tax assets	1,206	(27)	126	-	1,305
Deferred tax liabilities:
Difference between accounting and tax property and equipment net carrying value	(1,597)	825	-	-	(772)
Valuation of long-term investment	(45)	34	-	-	(11)
Land rights, intangible assets and others	(23)	12	-	-	(11)
Total deferred tax assets	(1,665)	871	-	-	(794)
Net deferred tax assets (liabilities) of the Company	(459)	844	126	-	511
Telkomsel
Deferred tax assets:
Provision for employee benefits	349	55	74	-	478
Provision for impairment of receivables	138	5	-	-	143
Total deferred tax assets	487	60	74	-	621
Deferred tax liabilities:
Finance leases	(385)	(164)	-	-	(549)
Difference between accounting and tax property and equipment net carrying value	(1,395)	913	-	-	(482)
License amortization	(52)	4	-	-	(48)
Total deferred tax liabilities	(1,832)	753	-	-	(1,079)
Net deferred tax liabilities of Telkomsel	(1,345)	813	74	-	(458)
Net deferred tax liabilities of the other subsidiaries	(306)	14	5	-	(287)
Total deferred tax liabilities – net	(2,110)	1,286	79	-	(745)
Net deferred tax assets of the other subsidiaries	201	50	3	4	258
Total deferred tax assets – net	201	435	129	4	769

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28. TAXATION (continued)

i.    Deferred tax assets and liabilities (continued)

As of December 31, 2015 and 2016, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp28,203 billion and Rp34,466 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability of generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it may be reduced if actual future taxable income is lower than estimates.

j.     Administration

From 2008 to 2016, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2016, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136-PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS

       The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2015	2016
Prepaid pension benefit cost
The Company – funded	29a.i.a	1,329	197
MDM		2	1
Infomedia		0	1
Total		1,331	199
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - unfunded	29a.i.b	2,500	2,507
Telkomsel	29a.ii	803	1,193
Patrakom		-	0
Sub-total pension benefit		3,303	3,700
Net periodic post-employment health care benefit	29b	118	1,592
Other post-employment benefit	29c	497	502
Obligation under the Labor Law	29d	253	332
Total		4,171	6,126

       The breakdown of the net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2014	2015	2016
Pension benefit cost
The Company - funded	29a.i.a	254	12	608
The Company - unfunded	29a.i.b	274	251	279
Telkomsel	29a.ii	115	179	181
MDM		-	1	0
Infomedia		0	0	0
Patrakom		-	-	0
Total pension benefit cost	25	643	443	1,068
Net periodic post-employment health care benefit cost	25,29b	248	216	163
Other post-employment benefit cost	25,29c	48	47	48
Obligation under the Labor Law	25,29d	56	53	82
Total		995	759	1,361

The amounts recognized in OCI are as follows:

	Notes	2014	2015	2016
Defined benefit plan actuarial (gain) losses
Pension
The Company - funded	29a.i.a	(483)	(186)	492
The Company - unfunded	29a.i.b	31	187	119
Telkomsel	29a.ii	167	172	292
MDM		0	(1)	1
Infomedia		0	0	0
Patrakom		-	-	0
Post-employment health care benefit cost	29b	(576)	(540)	1,309
Other post-employment benefit	29c	24	11	20
Obligation under the Labor Law	29d	10	48	33
Sub-total		(827)	(309)	2,266
Deferred tax effect at the applicable tax rates	28i	42	(59)	(208)
Defined benefit plan actuarial (gain) losses - net		(785)	(368)	2,058

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Pension benefit cost

            i. The Company

a.     Funded pension plan

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the years ended December 31, 2014, 2015 and 2016.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2015 and 2016, under the defined benefit pension plan:

	2015	2016
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	17,402	16,505
Charged to profit or loss:
Service costs	218	363
Past service cost - plan amendments	(55)	245
Interest costs	1,445	1,444
Pension plan participants’ contributions	45	44
Actuarial (gain) losses	(1,666)	1,680
Pension benefits paid	(808)	(1,432)
Settlement	(76)	-
Projected pension benefit obligations at end of year	16,505	18,849
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	18,929	17,834
Interest income	1,576	1,458
Return on plan assets (excluding amount included in net interest expense)	(1,837)	1,188
Pension plan participants’ contributions	45	44
Pension benefits paid	(808)	(1,432)
Plan administration cost	(71)	(46)
Fair value of pension plan assets at end of year	17,834	19,046
Funded status	1,329	197
Effect of asset ceiling	-	-
Prepaid pension benefit cost	1,329	197

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit cost (continued)

            i. The Company (continued)

a.     Funded pension plan (continued)

                     As of December 31, 2015 and 2016, plan assets consist of:

	2015		2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,335	-	1,064	-
Equity instruments
Finance	1,153	-	1,039	-
Consumer goods	953	-	1,206	-
Infrastructure, utilities and transportation	637	-	536	-
Construction, property and real estate	573	-	577	-
Basic industry and chemical	163	-	130	-
Trading, service and investment	183	-	216	-
Mining	45	-	62	-
Agriculture	29	-	71	-
Miscellaneous industries	240	-	361	-
Equity-based mutual fund	1,120	-	1,296	-
Fixed income instruments
Corporate bonds	-	3,587	-	3,817
Government bonds	7,257	-	7,978	-
Mutual funds	-	-	30	-
Non-public equity:
Property	-	156	-	188
Direct placement	-	163	-	174
Others	-	240	-	301
Total	13,688	4,146	14,566	4,480

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp445 billion and Rp395 billion, representing 2.49% and 2.07% of total plan assets as of December 31, 2015 and 2016, respectively, and bonds issued by the Company with fair value totalling Rp464 billion and Rp311 billion representing 2.60% and 1.63% of total plan assets as of December 31, 2015 and 2016, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was (Rp332 billion) (loss) and Rp2,600 billion for the years ended December 31, 2015 and 2016, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statements as of December 31, 2016, Dapen’s FSR is above 105%. Therefore, the Company did not contribute to the defined benefit pension plan in 2016.

Based on the Company policy issued on July 1, 2014 regarding Pension Regulation by “Dana Pensiun Telkom”, there is an increase in monthly benefits given to the pensioners, widow/widower or the children of participants who stopped working before the end of June 2002.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit cost (continued)

            i. The Company (continued)

a.     Funded pension plan (continued)

During 2015, the Company made settlements to pensioners, widow/widower or the children of participants who have monthly pension benefits under Rp1,500,000 and chose to withdraw their pension benefits in lump sum.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dana Pensiun Telkom, widow/widower or the children of participants who enrolled before April 20, 1992, will receive increase in monthly pension benefits from 60% to 75% of pension benefits received by the pensioners which became effective starting from January 1, 2016. In addition, the Company provided other benefits to enhance the pensioners’ welfare which were provided only in 2016. Such one-time other benefits consist of Rp6 million to monthly pension beneficiaries who retired before end of June 2002 and other benefit of Rp3 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

The movements of the prepaid pension benefit cost during the years ended December 31, 2015 and 2016 are as follows:

	2015	2016
Prepaid pension benefit cost at beginning of year	1,170	1,329
Net periodic pension benefit cost	(27)	(640)
Actuarial gain (losses) recognized in OCI	1,666	(1,680)
Asset ceiling recognized in OCI	357	-
Return on plan assets (excluding amount included in net interest expense)	(1,837)	1,188
Prepaid pension benefit cost at end of year	1,329	197

The components of net periodic pension benefit cost for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Service costs	188	218	363
Past service cost - plan amendments	204	(55)	245
Plan administration cost	56	71	46
Net interest cost	(186)	(131)	(14)
Settlement	-	(76)	-
Net periodic pension benefit cost	262	27	640
Amount charged to subsidiaries under contractual agreements	(8)	(15)	(32)
Net periodic pension benefit cost	254	12	608

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit cost (continued)

i. The Company (continued)

a.     Funded pension plan (continued)

         Amounts recognized in OCI are as follows:

	2014	2015	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	566	(991)	70
Changes in demographic assumptions	-	137	140
Changes in financial assumptions	905	(812)	1,470
Effect of asset ceiling	(614)	(357)	-
Return on plan assets (excluding amount included in net interest expense)	(1,340)	1,837	(1,188)
Net	(483)	(186)	492

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated March 13, 2015, February 25, 2016 and February 22, 2017, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Discount rate	8.50%	9.00%	8.00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

b.    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp7 billion and Rp9 billion for the years ended December 31, 2015 and 2016, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit cost (continued)

i. The Company (continued)

b.    Unfunded pension plan (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2015 and 2016:

	2015	2016
Unfunded projected pension benefit obligations at beginning of year	2,326	2,500
Charged to profit or loss:
Service costs	60	64
Interest costs	191	215
Actuarial losses recognized in OCI	187	119
Benefits paid by employer	(264)	(391)
Unfunded projected pension benefit obligations at end of year	2,500	2,507

The components of total periodic pension benefit cost for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Service costs	80	60	64
Net interest costs	194	191	215
Total periodic pension benefit cost	274	251	279

Amounts recognized in OCI are as follows:

	2014	2015	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(12)	(30)	(9)
Changes in demographic assumptions	-	50	30
Changes in financial assumptions	43	167	98
Net	31	187	119

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated March 13, 2015, February 25, 2016 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit cost (continued)

i. The Company (continued)

b.    Unfunded pension plan (continued)

The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Discount rate	8.50%	9.00%	7.75% - 8.00%
Rate of compensation increases	8.00%	varies	6.10% - 8.00%
Indonesian mortality table	2011	2011	2011

ii. Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel's contributions to Jiwasraya amounted to Rp192 billion and Rp83 billion for the years ended December 31, 2015 and 2016, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2015 and 2016, under Telkomsel’s defined benefit pension plan:

	2015	2016
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	1,281	1,415
Charged to profit or loss:
Service costs	101	107
Net interest costs	106	130
Actuarial (gain) losses recognized in OCI	(64)	392
Benefits paid	(9)	(10)
Projected pension benefit obligation at end of year	1,415	2,034
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	637	612
Interest income in profit or loss	28	56
Return on plan assets (excluding amount included in net interest expense)	(236)	100
Employer’s contributions	192	83
Benefits paid	(9)	(10)
Fair value of plan assets at end of year	612	841
Funded status	(803)	(1,193)
Pension benefit obligation - net	803	1,193

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

       a.  Pension benefit cost (continued)

      ii.    Telkomsel (continued)

Movements of the pension benefit obligation during the years ended December 31, 2015 and 2016:

	2015	2016
Pension benefit obligation at beginning of year	(644)	(803)
Periodic pension benefit cost	(179)	(181)
Actuarial gain (losses) recognized in OCI	64	(392)
Return on plan assets (excluding amount included in net interest expense)	(236)	100
Employer contributions	192	83
Pension benefit obligation at end of year	(803)	(1,193)

The components of the periodic pension benefit cost for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Service costs	74	101	107
Net interest costs	41	78	74
Total	115	179	181

Amounts recognized in OCI are as follows:

	2014	2015	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	55	(20)	32
Changes in financial assumptions	179	(44)	360
Return on plan assets (excluding amount included in net interest expense)	(67)	236	(100)
Net	167	172	292

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated February 5, 2015, February 12, 2016 and February 7, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016, are as follows:

	2014	2015	2016
Discount rate	8.25%	9.25%	8.25%
Rate of compensation increases	6.50%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contribution to the plan for the years ended December 31, 2015 and 2016.

The following table presents the changes in projected post-employment health care benefit obligation, change in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated financial statements as of December 31, 2015 and 2016 and for the years then ended:

	2015	2016
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	11,505	10,942
Charged to profit or loss:
Service costs	49	9
Net interest costs	961	994
Actuarial (gain) losses	(1,187)	1,828
Post-employment health care benefits paid	(386)	(416)
Projected post-employment health care benefit obligation at end of year	10,942	13,357
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	11,064	10,824
Interest income	924	982
Return on plan assets (excluding amount included in net interest expense)	(647)	519
Post-employment health care benefits paid	(386)	(416)
Plan administration cost	(131)	(144)
Fair value of plan assets at end of year	10,824	11,765
Funded status	(118)	(1,592)
Projected post-employment health care benefit obligation – net	118	1,592

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

       b.   Post-employment health care benefit cost (continued)

As of December 31, 2015 and 2016, plan assets consist of:

	2015		2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	811	-	894	-
Equity instruments:
Manufacturing and consumer	571	-	754	-
Finance industries	566	-	540	-
Construction	301	-	351	-
Infrastructure and telecommunication	211	-	245	-
Wholesale	70	-	101	-
Mining	12	-	27	-
Services	33	-	17	-
Agriculture	23	-	44	-
Biotechnology and Pharma Industry	6	-	6	-
Others	3	-	2	-
Equity-based mutual funds	1,129	-	1,311	-
Fixed income instruments:
Fixed income mutual funds	6,837	-	7,241	-
Unlisted shares:
Private placement	-	213	-	232
Others	-	38	-	-
Total	10,573	251	11,533	232

      Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp174 billion and Rp217 billion, representing 1.61% and 1.84% of total plan assets as of December 31, 2015 and 2016, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp147 billion and Rp1,357 billion for the years ended December 31, 2015 and 2016, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2015 and 2016 are as follows:

	2015	2016
Projected post-employment health care benefit obligation at beginning of year	441	118
Net periodic post-employment health care benefit costs	217	165
Actuarial (gain) losses recognized in OCI	(1,187)	1,828
Return on plan assets (excluding amount included in net interest expense)	647	(519)
Projected post-employment health care benefit obligation - net	118	1,592

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Post-employment health care benefit cost (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Service costs	45	49	9
Plan administration cost	126	131	144
Net interest cost	79	37	12
Periodic post-employment health care benefit cost	250	217	165
Amounts charged to subsidiaries under contractual agreements	(2)	(1)	(2)
Net periodic post-employment health care benefit cost less cost charged to subsidiaries	248	216	163

Amounts recognized in OCI are as follows:

	2014	2015	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	97	(53)	26
Changes in demographic assumptions	-	92	66
Changes in financial assumptions	141	(1,226)	1,736
Return on plan assets (excluding amount included in net interest expense)	(814)	647	(519)
Net	(576)	(540)	1,309

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2014, 2015 and 2016, with reports dated March 13, 2015, February 25, 2016 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Discount rate	8.50%	9.25%	8.50%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2015	2016	2017
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2015 and 2016 are as follows:

	2015	2016
Projected other post-employment benefit obligations at beginning of year	488	497
Charged to profit or loss:
Service costs	8	7
Net interest costs	39	41
Actuarial losses recognized in OCI	11	20
Benefits paid by employer	(49)	(63)
Projected other post-employment benefit obligations at the end of year	497	502

The components of the projected other post-employment benefit cost for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Service costs	9	8	7
Net interest costs	39	39	41
Total	48	47	48

Amounts recognized in OCI are as follows:

	2014	2015	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	12	20	2
Changes in demographic assumptions	-	(0)	0
Changes in financial assumptions	12	(9)	18
Net	24	11	20

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2014, 2015 and 2016, with reports dated March 13, 2015, February 25, 2016 and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014, 2015 and 2016, are as follows:

	2014	2015	2016
Discount rate	8.50%	9.00%	7.75%
Indonesian mortality table	2011	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. The total related obligation recognized as of December 31, 2015 and 2016 amounted to Rp253 billion and Rp332 billion, respectively. The related employee benefits cost charged to expense amounted to Rp56 billion, Rp53 billion and Rp82 billion for the years ended December 31, 2014, 2015 and 2016, respectively (Note 25). The actuarial losses recognized in OCI amounted to Rp10 billion, Rp48 billion and Rp33 billion for the years ended December 31, 2014, 2015 and 2016, respectively.

e.   Maturity Profile of Defined Benefit Obligation (“DBO”)

     The timing of benefits payments and weighted average duration of DBO for 2016 are as follows (in billions of Rupiah):

	Expected Benefits Payment
	The Company			Post-employment health care benefits	Other post-employment benefits
Time Period	Funded	Unfunded	Telkomsel
Within next 10 years	16,888	2,914	1,653	6,273	578
Within 10-20 years	20,052	263	6,257	8,401	139
Within 20-30 years	17,289	29	5,758	8,648	47
Within 30-40 years	11,827	5	936	6,711	3
Within 40-50 years	2,872	-	-	2,986	-
Within 50-60 years	238	-	-	245	-
Within 60-70 years	9	-	-	1	-
Within 70-80 years	0	-	-	0	-
Weighted average duration of DBO	9.15 years	4.33 years	11.33 years	13.81 years	3.62 years

f.   Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded	(1,579)	1,860	384	(397)
Unfunded	(68)	73	70	(70)
Telkomsel	(108)	116	115	(108)
Post-employment health care benefits	(1,544)	1,882	2,034	(1,687)
Other post-employment benefits	(16)	18	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

30.  LSA PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp501 billion and Rp613 billion as of December 31, 2015 and 2016, respectively. The related benefit costs charged to expense amounted to Rp115 billion, Rp152 billion and Rp237 billion for the years ended December 31, 2014, 2015 and 2016, respectively (Note 25).

31.  RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
The Government-Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs and investment in financial instruments
Government agencies	Entities under common control	Network service revenues, internet and data service revenues and other telecommunication revenues
MoCI	Entities under common control	Concession fees, radio frequency usage charges, USO charges, telecommunication service revenues and operation and maintenance expenses
Indosat	Entity under common control	Interconnection revenues, network service revenues, interconnection expenses, leased line expenses, operation and maintenance expenses
PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network service revenues, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Pegadaian	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Garuda Indonesia	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, network service revenue and interconnection revenues
Badan Penyelenggara Jaminan Sosial (“BPJS”)	Entities under common control	Internet and data service revenues, other telecommunication service revenues and insurance expenses

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Insurance expenses
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction services
INTI	Entity under common control	Purchase of property and equipment and construction service
LEN	Entity under common control	Purchase of property and equipment and construction service
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Pos Indonesia (“Pos Indonesia”)	Entity under common control	Marketing expenses
CSM	Associated company	Network service revenues
Indonusa	Associated company	Network service revenues and operation and maintenance expenses
PT Poin Multi Media Nusantara (“POIN”)*	Associated company	Cost of handset sold
Teltranet	Associated company	Leased line and CPE expenses and operation and maintenance expenses
Tiphone	Associated company	Distribution of sim card and voucher
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entity	Purchase of property and equipment, purchases of materials and construction services, operation and maintenance expenses, leased line and CPE expenses
Yakes	Other related entity	Medical expenses, internet and data service revenues and e-health revenues
PT Sandhy Putra Makmur (“SPM”)	Other related entity	Purchase of materials and construction services.
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entity	Internet and data service revenues, other telecommunication service revenues, purchase of property and equipment, operation and maintenance expenses and distribution of sim card and voucher
PT Graha Informatika Nusantara (“Gratika”)	Other related entity	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services and distribution of sim card and voucher
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entity	Purchase of property and equipment and construction services
Telin Malaysia	Other related entity	Other telecommunication service revenues
Sarana Janesia Utama	Other related entity	Insurance expenses and professional fees
Directors and commissioners	Key management personnel	Honorarium and facilities

*On September 18, 2014, PINS acquired 25% ownership in Tiphone (Note 9). POIN is a subsidiary of Tiphone.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. In 2016, the Group recorded impairment of receivables from related parties of (Rp224 billion). Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b.   Transactions with related parties

   The following are significant transactions with related parties:

	2014		2015		2016
	Amount	% of total revenues	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder
The Government - Ministry of Finance	168	0.19	206	0.20	207	0.18
Entities under common control
Government agencies	1,328	1.48	1,650	1.61	2,279	1.96
Indosat	1,015	1.13	1,020	1.00	2,167	1.86
MoCI	253	0.28	98	0.10	241	0.21
BRI	277	0.31	188	0.18	181	0.16
Bank Mandiri	133	0.15	151	0.15	161	0.14
BNI	137	0.15	126	0.12	136	0.12
BTN	30	0.03	41	0.04	107	0.09
Lintasarta	81	0.09	82	0.08	99	0.09
PT Pegadaian	306	0.34	89	0.09	93	0.08
PT Garuda Indonesia	52	0.06	77	0.08	75	0.06
KAI	100	0.11	90	0.09	68	0.06
Pertamina	69	0.08	99	0.10	64	0.06
ICON Plus	24	0.03	63	0.06	56	0.05
BPJS	28	0.03	35	0.03	46	0.04
Others	291	0.32	216	0.21	451	0.39
Sub-total	4,124	4.59	4,025	3.94	6,224	5.37
Other related entities
Yakes	16	0.02	18	0.02	153	0.13
Gratika	43	0.05	32	0.03	42	0.04
Others	15	0.02	8	0.01	58	0.05
Sub-total	74	0.09	58	0.06	253	0.22
Associated companies
Indonusa	74	0.08	60	0.06	105	0.09
Telin Malaysia	-	-	-	-	35	0.03
CSM	37	0.04	34	0.03	32	0.03
Others	-	-	9	0.01	26	0.02
Sub-total	111	0.12	103	0.10	198	0.17
Total	4,477	4.99	4,392	4.30	6,882	5.94

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2014		2015		2016
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
MoCI	5,031	8.22	5,862	8.42	5,911	7.84
PLN	721	1.18	738	1.06	1,037	1.38
Indosat	937	1.53	978	1.40	939	1.25
Jasindo	291	0.48	256	0.37	267	0.35
Pos Indonesia	42	0.07	-	-	49	0.06
BPJS	46	0.08	33	0.05	-	-
Others	12	0.02	32	0.05	79	0.10
Sub-total	7,080	11.58	7,899	11.35	8,282	10.98
Associated companies
POIN	320	0.52	1,485	2.13	1,459	1.94
Indonusa	6	0.01	-	-	145	0.19
Teltranet	-	-	-	-	49	0.06
Others	50	0.08	9	0.01	38	0.05
Sub-total	376	0.61	1,494	2.14	1,691	2.24
Other related entities
Kisel	922	1.51	748	1.07	771	1.02
Kopegtel	550	0.90	460	0.66	533	0.71
Yakes	157	0.26	174	0.25	192	0.25
Sarana Janesia Utama	10	0.02	12	0.02	106	0.14
Others	20	0.03	18	0.03	82	0.11
Sub-total	1,659	2.72	1,412	2.03	1,684	2.23
Total	9,115	14.91	10,805	15.52	11,657	15.45

	2014		2015		2016
	Amount	% of total finance income	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
The Government - Ministry of Finance	13	1.05	9	0.64	2	0.12
Entities under common control
State-owned banks	750	60.58	830	58.99	895	52.16
Others	3	0.24	17	1.21	39	2.27
Total	766	61.87	856	60.84	936	54.55

	2014		2015		2016
	Amount	% of total finance costs	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
The Government - Ministry of Finance	85	4.69	76	3.06	64	2.28
Entities under common control
State-owned banks	830	45.76	1,061	42.77	1,228	43.70
Total	915	50.45	1,137	45.83	1,292	45.98

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

	2015		2016
	Amount	% of total property and equipment purchased	Amount	% of total property and equipment purchased
PURCHASE OF PROPERTY AND EQUIPMENT (Note 10)
Entities under common control
INTI	394	1.49	374	1.28
LEN	72	0.27	114	0.39
Adhi karya	-	-	39	0.13
Sub-total	466	1.76	527	1.80
Other related entities
Kopegtel	131	0.50	198	0.68
Bangtelindo	86	0.33	84	0.29
SPM	62	0.23	73	0.25
Kisel	73	0.28	66	0.23
Gratika	45	0.17	25	0.09
Others	12	0.05	20	0.07
Sub-total	409	1.56	466	1.61
Total	875	3.32	993	3.41

	2014		2015		2016
	Amount	% of total revenues	Amount	% of total revenue	Amount	% of total revenues
DISTRIBUTION OF SIM CARD AND VOUCHER
Other related entities
Kisel	3,073	3.43	3,866	3.77	4,600	3.95
Gratika	346	0.39	384	0.37	408	0.35
Tiphone	-	-	-	-	3,441	2.96
Total	3,419	3.82	4,250	4.14	8,449	7.26

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

b.   Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

		2015		2016
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 4)	17,106	10.31	19,531	10.89
b.	Other current financial assets (Note 5)	2,574	1.55	1,221	0.68
c.	Trade receivables (Note 6)	1,597	0.96	1,488	0.83
d.	Advances and prepaid expenses (Note 8)
	Entity under common control
	MoCI	2,935	1.77	3,056	1.70
	Others	15	0.01	41	0.02
	Sub-total	2,950	1.78	3,097	1.72
	Other related entity
	Kisel	-	-	52	0.03
	Sub-total	-	-	52	0.03
	Total	2,950	1.78	3,149	1.75
e.	Advances and other non-current assets (Note 11)
	Entity under common control
	MoCI	404	0.24	320	0.18
	INTI	-	-	275	0.15
	Others	4	0.00	22	0.02
	Sub-total	408	0.24	617	0.35
	Other associated companies	-	-	7	0.00
	Other related entities	2	0.00	9	0.00
	Total	410	0.24	633	0.35

		2015		2016
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 13)
	Entities under common control
	MoCI	1,329	1.83	1,288	1.74
	INTI	443	0.61	625	0.84
	Indosat	295	0.41	275	0.37
	LEN	91	0.13	137	0.18
	Adhi Karya	96	0.13	81	0.11
	Others	19	0.03	67	0.09
	Sub-total	2,273	3.14	2,473	3.33
	Other related entities	1,131	1.55	369	0.50
	Total	3,404	4.69	2,842	3.83

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

      b.   Transactions with related parties (continued)

		2015		2016
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 14)
	Majority stockholder
	The Government - Ministry of Finance	16	0.02	12	0.02
	Entities under common control
	PLN	112	0.16	124	0.17
	State-owned banks	68	0.09	52	0.07
	Others	2	0.00	10	0.01
	Sub-total	182	0.25	186	0.25
	Other related entities
	Kisel	188	0.26	118	0.16
	Others	-	-	5	0.01
	Sub-total	188	0.26	123	0.17
	Total	386	0.53	321	0.44
h.	Advances from customers and suppliers
	Majority stockholder
	The Government - Ministry of Finance	19	0.03	19	0.03
	Entity under common control
	PLN	-	-	12	0.02
	Total	19	0.03	31	0.05
i.	Short-term bank loans (Note 16)	25	0.03	143	0.19
j.	Two-step loans (Note 17a)	1,520	2.09	1,292	1.74
k.	Long-term bank loans (Note 17c)	7,427	10.21	6,325	8.54
l.	Other borrowing (Note 17d)	-	-	697	0.94

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

c. Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 17a).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

     The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.  RELATED PARTY TRANSACTIONS (continued)

c.   Significant agreements with related parties (continued)

iii.  Others (continued)

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Remuneration of the Board of Commissioners and key management personnel

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2014		2015		2016
	Amount	% of total expenses	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	262	0.43%	168	0.24%	427	0.57%
Board of Commissioners	75	0.12%	64	0.09%	121	0.16%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32. SEGMENT INFORMATION

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

	2014
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated	IFRS reconciliation	IFRS balance
Segment results
Revenues
External revenues	18,763	6,682	64,000	251	89,696	-	89,696	-	89,696
Inter-segment revenues	10,652	2,667	2,686	1,632	17,637	(17,637)	-	-	-
Total segment revenues	29,415	9,349	66,686	1,883	107,333	(17,637)	89,696	-	89,696
Expenses
External expenses	(16,014)	(5,407)	(37,243)	(1,655)	(60,319)	-	(60,319)	(205)	(60,524)
Inter-segment expenses	(6,561)	(3,487)	(7,526)	(63)	(17,637)	17,637	-	-	-
Total segment expenses	(22,575)	(8,894)	(44,769)	(1,718)	(77,956)	17,637	(60,319)	(205)	(60,524)
Segment results	6,840	455	21,917	165	29,377	-	29,377	(205)	29,172
Other information
Capital expenditures	(7,312)	(3,529)	(13,200)	(620)	(24,661)	-	(24,661)	-	(24,661)
Depreciation and amortization	(2,699)	(1,495)	(12,071)	(61)	(16,326)	-	(16,326)	(47)	(16,373)
Impairment of assets	-	-	(805)	-	(805)	-	(805)	-	(805)
Provision recognized in current period	(184)	(467)	(133)	-	(784)	-	(784)	-	(784)

	2015
	Corporate	Home	Personal	Others	Total before elimination	Elimination		Total consolidated		IFRS reconciliation	IFRS balance
Segment results
Revenues
External revenues	21,072	7,319	73,766	313	102,470	-	-	102,470		-	102,470
Inter-segment revenues	14,347	4,352	2,365	1,943	23,007	(23,007)		-		-	-	-
Total segment revenues	35,419	11,671	76,131	2,256	125,477	(23,007)		102,470		-	102,470
Expenses
External expenses	(20,239)	(6,705)	(41,130)	(1,978)	(70,052)	-	-	(70,052)		(49)	(70,101)
Inter-segment expenses	(8,066)	(4,706)	(10,173)	(62)	(23,007)	23,007		-	-	-	-	-
Total segment expenses	(28,305)	(11,411)	(51,303)	(2,040)	(93,059)	23,007		(70,052)		(49)	(70,101)
Segment results	7,114	260	24,828	216	32,418	-	-	32,418		(49)	32,369
Other information
Capital expenditures	(10,007)	(4,172)	(11,321)	(901)	(26,401)	-	-	(26,401)		-	(26,401)
Depreciation and amortization	(2,708)	(1,203)	(14,531)	(92)	(18,534)	-	-	(18,534)		(38)	(18,572)
Provision recognized in current period	(560)	(297)	(148)	(5)	(1,010)	-	-	(1,010)		-	(1,010)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

32. SEGMENT INFORMATION (continued)

	2016
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated	IFRS reconciliation	IFRS balance
Segment results
Revenues
External revenues	24,177	7,803	83,990	363	116,333	-	116,333	-	116,333
Inter-segment revenues	32,675	5,077	2,724	2,395	42,871	(42,871)	-	-	-	-
Total segment revenues	56,852	12,880	86,714	2,758	159,204	(42,871)	116,333	-	116,333
Expenses
External expenses	(26,014)	(10,201)	(38,800)	(2,123)	(77,138)	-	(77,138)	(23)	(77,161)
Inter-segment expenses	(22,331)	(2,375)	(12,503)	(426)	(37,635)	37,635	-	-	-
Total segment expenses	(48,345)	(12,576)	(51,303)	(2,549)	(114,773)	37,635	(77,138)	(23)	(77,161)
Segment results	8,507	304	35,411	209	44,431	(5,236)	39,195	(23)	39,172
Other information
Capital expenditures	(11,419)	(4,437)	(12,565)	(778)	(29,199)	-	(29,199)	-	(29,199)
Depreciation and amortization	(4,148)	(1,711)	(12,549)	(124)	(18,532)	-	(18,532)	(24)	(18,556)
Provision recognized in current period	(87)	(424)	(222)	(10)	(743)	-	(743)	-	(743)

Geographic information:

	2014	2015	2016
External revenues
Indonesia	87,896	100,456	114,093
Foreign countries	1,800	2,014	2,240
Total	89,696	102,470	116,333

The revenue information above is based on the location of the customers.

There is no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2016.

	2014	2015	2016
Non-current operating assets
Indonesia	95,920	105,116	114,948
Foreign countries	1,145	1,395	2,371
Total	97,065	106,511	117,319

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

33.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of December 31, 2016, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	7,210
U.S. dollar	341	4,600
Euro	0.16	2
Total		11,812

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)   The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation of WIFI CISCO
The Company and Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
The Company and PT Huawei Tech Investment	October 23, 2014	Procurement and installation of Access Point Indonesia WIFI Platform Huawei
The Company, Telkom Malaysia Berhad, TII, Alcatel-Lucent Submarine Networks and NEC Corporation	January 30, 2015	Procurement and installation of Southeast Asia - Middle East - Western Europe 5 Cable System (SEA - ME - WE 5)
The Company and PT ZTE Indonesia	August 28, 2015	Procurement and installation of MSAN modernization for acceleration of the disposal of copper wire Platform ZTE
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation for Metro Ethernet Platform ALU
The Company and PT Sarana Global Indonesia	December 31, 2015	Procurement and installation of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-Tanjung Balai Karimun, Larantuka-Kabalahi-Atambua
The Company and PT Industri Telekomunikasi Indonesia	December 29, 2015	Renewal agreement of procurement and installation for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
The Company and PT Len Industri (Persero)	December 29, 2015	Renewal agreement of procurement and installation for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
The Company and Space System/Loral, LLC	February 29, 2016	Procurement of Telkom 4 Satellite System
The Company and NEC Corporation	May 12, 2016	Procurement and installation of SKKL Indonesia Global Gateway
The Company and PT Mastersystem Infotama	October 24, 2016	Procurement of Expand IP Backbone 2016
The Company and Space Exploration Technologies Corp	November 3, 2016	Launch services of Telkom 4 Satellite System
The Company and PT Huawei Tech Investment	November 25, 2016	Procurement and installation for DWDM Platform Huawei
The Company and PT ZTE Indonesia	December 15, 2016	Procurement for STB Platform ZTE
The Company and PT ZTE Indonesia	December 15, 2016	Procurement for ONT Retail Platform ZTE
The Company, PT Sigma Cipta Caraka, PT Graha Sarana Duta and PT Huawei Tech Investment	December 29, 2016	Agreement establishing IOC-N
The Company and PT Lancs Arche Consumma	December 30, 2016	Procurement and installation for reengineering and expansion network DWDM capacity Platform Coriant

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
Telkomsel and PT Dimension Data Indonesia	May 25, 2016	Maintenance and Procurement of Equipment and Related Service agreement for Next Generation Convergence RAN Transport Rollout

(iii)  GSD

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Structure and main contractor architecture services agreement for construction of Telkom Landmark Tower building

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.   Borrowings and other credit facilities

(i)       As of December 31, 2016, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2018	Rp	-	31
			US$	0	1
BNI	250	March 31, 2017	Rp	-	137
			US$	0	1
Bank Mandiri	300	December 23, 2017	Rp	-	76
			US$	0	1
Total	900				247

(ii)     Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities with SCB, Jakarta. The facilities expire on July 31, 2017. Under these facilities, as of December 31, 2016, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.5 million) for a 3G performance bond (Note 33c.i). The bank guarantee is valid until March 24, 2016. As of the date of approval and authorization for the issuance of the consolidated financial statements, the bank guarantee has not been extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on September 25, 2017. Under this facility, as of December  31, 2016, Telkomsel has issued a bank guarantee of Rp443 billion (equivalent to US$33 million) as payment for commitment guarantee for annual right of usage fee valid until March 31, 2017 and Rp20 billion (equivalent to US$1.5 million) for a 3G performance guarantee valid until May 31, 2017. As of the date of approval and authorization for issuance of these consolidated financial statements, the extension of the facility is still in process.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2017.

Telkomsel has also a Rp100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2017. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp52 billion (Note 33c.iv).

(iii)    TII has a US$15 million bank guarantee from Bank Mandiri. The facility will expire on December 18, 2017. The outstanding bank guarantee facility as of December 31, 2016 amounted to US$10 million.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI, Telkomsel is required, among other things, to:

1.     Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license

2.     Provide roaming access for the existing other 3G operators

3.     Contribute to USO development

4.     Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first to fifth year annual frequency usage fees for 2010 to 2014.

Based on Decision letter No. 983 issued in 2015, the MoCI determined that the sixth year (Y6), 2015 annual frequency usage fee of Telkomsel was Rp2,398 billion. The fee was paid in December 2015.

Based on Decision letter No. 1949 issued in 2016, the MoCI determined that the seventh year (Y7), 2016 annual frequency usage fee of Telkomsel was Rp2,511 billion. The fee was paid in December 2016.

On July 6, 2015, Telkomsel received Decision Letter No. 644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

Conditional Business Transfer Agreement (“CBTA”)

In order to maximize business opportunities within the group synergy, the Company restructured its fixed wireless business unit by transferring its fixed wireless business and subscribers to Telkomsel.  On June 27, 2014, the Company signed a CBTA with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 5 and 10b).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(ii)   Radio Frequency Usage (continued)

Conditional Business Transfer Agreement (“CBTA”) (continued)

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since the date the Decision Letter was issued.

During the transition period, the Company is still able to use the radio frequency spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz at the latest until December 14, 2015. Based on MoCI Decision letter No. 807/KOMINFO/OJ-SOPI.4/SP.03.03/10/2016 dated October 13, 2016,  the migration process of frequency spectrum of 800 MHz has been completed and Telkomsel is able to use the frequency spectrum nationwide. Accordingly, the Company and Telkomsel agreed that the CBTA has been completed on October 21, 2016.

(iii)  Operating lease commitments

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2017 and 2026. Periods may be extended based on the agreement by both parties.

Minimum lease payments charged to profit or loss in 2016 amounted to Rp4,948 billion. Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2016 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	29,617	3,814	14,479	11,324
As lessor	2,443	774	1,400	269

The future minimum lease payments/receivables include payments from non-lease elements in the arrangement.

In connection with the restructuring of its fixed wireless business (Note 33c.ii), the Company is undertaking a negotiation to early terminate its operating lease arrangements, and has recorded provisions for early termination amounting to Rp666 billion and Rp202 billion which are presented as “Other Expense” in 2015 and 2016, respectively. As of December 31, 2016, outstanding provisions for early termination amounted to Rp300 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv)  Service Concession Arrangement

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 80 year 2015 dated November 9, 2015 which replaced Government’s Decree No. 7 year 2009 dated January 16, 2009 and Decree No. 05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges). Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCI which was effective from January 22, 2013. Subsequently, in September 2016, Decree No. 45 year 2012 was replaced by Decree No. 17 year 2016 which was effective from September 26, 2016. The Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged. Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 8, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

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

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. On September 22, 2016, BANI decided that BPPPTI should pay the underpayment to the Company for USO-PLIK and USO-MPLIK project amounting to Rp127 billion and Rp342 billion, respectively.

As of the date of the issuance of these consolidated financial statements, the Company has received payment from BPPPTI amounting to Rp278 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv)  Service Concession Arrangement (continued)

b.   Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide and operate telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwidth.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1-13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

On March 31, 2014, the USO program for packages 1, 2, 3, 6 and 7 were ceased. As of September 18, 2014, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the overpayment by BPPPTI for the USO program amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the overpayment in December 2015. On October 29, 2015, BPPPTI informed that operational license for USO program of “Desa Pinter” could not be issued. In January 2016, Telkomsel filed an arbitration claim to BANI for terminating the USO program.

For the years ended December 31, 2014, 2015 and 2016, the Company and Telkomsel recognized the following amounts:

	2014	2015	2016
Revenues
Construction	1	-	-
Operation of telecommunications service center	180	-	-
Profits (losses)
Construction	0	-	-
Operation of telecommunications service center	(139)	(161)	(35)

As of December 31, 2015 and 2016, the Company's and Telkomsel’s net carrying amount of trade receivables for the USO program which are measured at amortized cost using the effective interest method amounted to Rp179 billion and Rp178 billion, respectively (Note 6).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (Komisi Pengawasan Persaingan Usaha or “KPPU”) for allegations of SMS cartel practices. On June 17, 2008, in case No. 26/KPPU-L/2007, the Company, Telkomsel and seven other local operators were investigated. As a result of the investigations, KPPU stated that the Company, Telkomsel and five other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Seven other local operators also filed an appeal in various courts. In relation to the case, the KPPU requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015, the Central Jakarta District Court in case No. 03/KPPU/208/PN.JKT.PST decided that the Company, Telkomsel and seven other local operators won the case.

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices. On February 29, 2016, the SC in case No. 9 K/Pdt.Sus-KPPU/2016 decided on the case in favor of KPPU, therefore the Company and Telkomsel have to pay the penalty charged by KPPU amounting to Rp18 billion and Rp25 billion, respectively. Based on management’s estimate of the probable outcomes of this matter, the Group has recognized provision for losses amounting to Rp43 billion as of December 31, 2016. The Company and Telkomsel have paid the penalty to the treasury fund in January 2017.

b.    The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property at Jl. A.P. Pettarani. On May 8, 2013, the Court announced its verdict requiring the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013, the Company filed an appeal to the Makassar High Court, objecting to the District Court’s ruling. In December 2013, the Makassar High Court announced its verdict that was favorable to the plaintiffs so the Company filed an appeal to the SC.

On January 9, 2015, the Company received the SC Notice No. 226/Pdt.G/2012/PN.Mks, regarding the case which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

On December 16, 2015, through its letter No. 336 PK/Pdt/2015, the SC decided on the case in favor of the Company.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  FINANCIAL RISK MANAGEMENT

1.   Financial assets and financial liabilities

a.   Classification

i.      Financial assets

	2015	2016
Financial assets at fair value through profit or loss
Derivative asset - put option	172	-
Loans and receivables
Cash and cash equivalents	28,117	29,767
Trade and other receivables	7,872	7,900
Other current financial assets	2,486	313
Other non-current assets	379	210
Available-for-sale financial assets
Available-for-sale investments	160	1,158
Total financial assets	39,186	39,348

ii.     Financial liabilities

	2015	2016
Financial liabilities measured at amortized cost
Trade and other payables	14,284	13,690
Accrued expenses	8,247	11,283
Interest-bearing loans and other borrowings
Short-term bank loans	602	911
Two-step loans	1,520	1,292
Bonds and notes	9,548	9,323
Long-term bank loans	18,362	15,566
Obligations under finance leases	4,580	4,010
Other borrowings	-	697
Total financial liabilities	57,143	56,772

b.    Fair values

			Fair value measurement at reporting date using
2015	Carrying value	Fair value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investments	160	160	55	105	-
Fair value through profit or loss	172	172	-	-	172
Total	332	332	55	105	172
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,520	1,538	-	-	1,538
Bonds and notes	9,548	9,541	8,972	-	569
Long-term bank loans	18,362	18,314	-	-	18,314
Obligations under finance leases	4,580	4,580	-	-	4,580
Total	34,010	33,973	8,972	-	25,001

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial assets and financial liabilities (continued)

b.    Fair values (continued)

			Fair value measurement at reporting date using
2016	Carrying value	Fair value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investments	1,158	1,158	1,058	100	-
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,292	1,312	-	-	1,312
Bonds and notes	9,323	9,684	9,342	-	342
Long-term bank loans	15,566	15,404	-	-	15,404
Obligations under finance leases	4,010	4,010	-	-	4,010
Other borrowings	697	689	-	-	689
Total	30,888	31,099	9,342	-	21,757

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

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2015 and 2016 are as follows:

	2015	2016
Beginning balance	290	172
Unrealized loss recognized in the consolidated statements of profit or loss and other comprehensive income	(118)	(172)
Ending balance	172	-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  FINANCIAL RISK MANAGEMENT (continued)

1.   Financial assets and financial liabilities (continued)

c.   Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, between parties in an arm’s length transaction.

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

2.    Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

            a.    Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollar and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2015		2016
	U.S. dollar (in millions)	Japanese yen (in millions)	U.S. dollar (in millions)	Japanese yen (in millions)
Financial assets	635	11	324	6
Financial liabilities	(461)	(6,947)	(272)	(6,169)
Net exposure	174	(6,936)	52	(6,163)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2016 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2016
U.S. dollar (1% strengthening)	7
Japanese yen (5% strengthening)	(35)

A weakening of the U.S. dollar and Japanese yen against the rupiah at December 31, 2016 would have had an equal but opposite effect on the above currencies at the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

      The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gain and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

      As of December 31, 2016, management considered the price risk on the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  FINANCIAL RISK MANAGEMENT (continued)

2.   Financial risk management (continued)

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 16 and 17). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2015	2016
Fixed rate borrowings	(16,687)	(16,383)
Variable rate borrowings	(17,925)	(15,416)

Sensitivity analysis for variable rate borrowings

As of December 31, 2016, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp38.5 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2015	2016
Cash and cash equivalents	28,117	29,767
Other current financial assets	2,818	1,471
Trade and other receivables	7,872	7,900
Other non-current assets	379	210
Total	39,186	39,348

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance department in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  FINANCIAL RISK MANAGEMENT (continued)

2.    Financial risk management (continued)

d.   Credit risk (continued)

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 5% of trade receivables as of December 31, 2016.

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

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.  FINANCIAL RISK MANAGEMENT (continued)

2.    Financial risk management (continued)

e.   Liquidity risk (continued)

	2016
	Carrying amount	Contractual cash flows	2017	2018	2019	2020	2021 and thereafter
Trade and other payables	13,690	(13,690)	(13,690)	-	-	-	-
Accrued expenses	11,283	(11,283)	(11,283)	-	-	-	-
Interest bearing loans and other borrowings
Two-step loans	1,292	(1,487)	(279)	(244)	(216)	(209)	(539)
Bonds and notes	9,323	(19,670)	(969)	(967)	(1,187)	(3,000)	(13,547)
Bank loans	16,477	(20,421)	(5,875)	(5,635)	(2,883)	(2,565)	(3,463)
Obligations under finance leases	4,010	(5,160)	(987)	(892)	(816)	(771)	(1,694)
Other borrowings	697	(1,007)	(60)	(118)	(164)	(153)	(512)
Total	56,772	(72,718)	(33,143)	(7,856)	(5,266)	(6,698)	(19,755)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the interest rates effective as of reporting dates.

36.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2015		2016
	Amount	Portion	Amount	Portion
Short-term debts	602	0.55%	911	0.79%
Long-term debts	34,010	31.05%	30,888	26.63%
Total debts	34,612	31.60%	31,799	27.42%
Equity attributable to owners of the parent company	74,934	68.40%	84,163	72.58%
Total	109,546	100.00%	115,962	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

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

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

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

The Group’s debt-to-equity ratio as of December 31, 2015 and 2016 is as follows:

	2015	2016
Total interest-bearing debts	34,612	31,799
Less cash and cash equivalents	(28,117)	(29,767)
Net debt	6,495	2,032
Total equity attributable to owners of the parent company	74,934	84,163
Net debt-to-equity ratio	8.67%	2.41%

As stated in Note 17, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders.

37. SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing activities for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
Acquisitions of property and equipment:
Credited to trade payables	5,621	4,979	6,199
Non-monetary exchange	126	-	636
Credited to obligations under finance leases	528	452	368
Interest capitalization	-	-	188
Reclassification of property and equipment to assets held for sale	41	-	-
Acquisitions of intangible assets: Credited to trade payables	119	179	41

38.  SUBSEQUENT EVENTS

a.   On January 23, 2017, Telkom Akses received VAT restitution related to the tax overpayment letter for the period May - December 2014 amounting to Rp169.4 billion.

b.   On February 15, 2017, the Company successfully launched its ninth satellite, Telkom 3S, in Kourou, French Guiana with an investment of US$215 million or equivalent to Rp2,896 billion, that includes the cost of manufacturing the satellite, launching services and insurance.

c.   On March 24, 2017, the Group entered into several credit facilities agreements with Bank Mandiri, BNI and BRI amounting to Rp1,500 billion, Rp1,500 billion and Rp1,000 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The accounting standards and interpretations that are issued, but not yet effective for the year ended December 31, 2016 and which have not been applied in preparing these consolidated financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Effective for annual periods beginning on or after January 1, 2017

•         Amendments to IAS 7, Disclosure Initiative

The amendments require the entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

•         Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses

The amendments:

-     Add illustrative examples to clarify that the deductible temporary differences arise when the carrying amount of debt instruments measured at fair value and the fair value is less than the taxable base, regardless of whether the entity expects to recover the carrying amount of a debt instrument by sale or by use, for example by holding it and collecting contractual cash flows, or a combination of both.

-     Clarify that in order to assess whether taxable profits will be available against which it can utilise a deductible temporary difference, the assessment of that deductible temporary difference is carried out in accordance with tax law.

-     Clarify that tax reduction from the reversal of deferred tax assets is excluded from the estimation of future taxable profit. The entity compares the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences to assess whether the entity has sufficient future taxable profit.

-     The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this.

•         Amendments to IFRS 12, Clarification of the Scope of the Standard

IFRS 12 is amended to clarify that when an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) is classified (or included in a disposal group that is classified) as held for sale in accordance with IFRS 5, the entity is not required to disclose summarized financial information of that subsidiary, joint venture or associate in accordance with paragraphs B10-B16 of IFRS 12.

Effective for annual periods beginning on or after January 1, 2018

•         IFRS 9, Financial Instruments

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Group does not intend to adopt IFRS 9 before the effective date.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2018 (continued)

•         IFRS 9, Financial Instruments (continued)

While the Group has yet to undertake a detailed assessment of the classification and measurement of financial assets, mutual funds and corporate and government bonds currently classified as available-for-sale financial assets would appear to satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no change to the accounting for these assets. The other financial assets held by the Group include cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash) currently classified as loans and receivables and measured at  amortized cost which appear to meet the conditions for classification at amortized cost under IFRS 9. Accordingly, the Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. While the Group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

•         IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

IFRS 15 replaces a number of existing revenue standards, including IAS 18 - Revenue, IAS 11 - Construction Contracts and IFRIC 13 - Customer Loyalty Programmes. IFRS 15 will be effective for annual reporting periods beginning on or after 1 January 2018, with a permission for early adoption.

There are two transition methods available for implementation. Under one method, the standard is applied retrospectively to contracts for each reporting period presented, subject to allowable practical expedients. Under the other method, the Group is allowed to use a modified retrospective approach by applying IFRS 15 only to the most current period presented, recognizing the cumulative effect of the change as an adjustment to the beginning balance of retained earnings, and provides additional disclosures comparing the results to the previous revenue guidance. Further, under the modified retrospective approach, the Group may elect to apply IFRS 15 only to contracts that are not completed as of January 1, 2018.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2018 (continued)

•         IFRS 15, Revenue from Contracts with Customers (continued)

The Group has decided not to early adopt IFRS 15 and will apply the modified retrospective approach to adopt the standard beginning on January 1, 2018.

The Group is still in the process of assessing the full implications of this standard. However, the Group expects the following indicative impacts:

-     IFRS 15 puts greater emphasis on identifying distinct performance obligations within a contract. A performance obligation is a promise to transfer a distinct good or service to a customer. The Group is currently assessing performance obligations that are included in the customer contracts with bundled services. The Group expects there will be changes to the timing of recognition and allocation of revenue across the identified performance obligations in bundled contracts under IFRS 15 as compared to the existing practice.

-     IFRS 15 requires the Group to capitalize some portion of the costs incurred to obtain contracts and/ or fulfil performance obligations of contracts that are satisfied over time as an asset on the statement of financial position. In contrast to the current treatment where these costs are expensed at a point in time as incurred, the capitalized contract fulfilment costs will be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the costs relate.

-     IFRS 15 gives more guidance on how to account for contract modifications compared to the current revenue standards. Depending on whether distinct goods and services are provided, and the pricing involved, the Group may have to reallocate the transaction prices of the modified contracts across the outstanding performance obligations.

-     There will be a corresponding effect on deferred tax assets or liabilities in relation to all of the above impacts.

•         Amendments to IAS 28, Measuring an Associate or Joint Venture at Fair Value

IAS 28 is amended to clarify that when an investment entity elects to measure its investment in an associate or joint venture at fair value through profit or loss in accordance with IFRS 9, it shall make this election separately for each associate or joint venture, at initial recognition of the associate or joint venture.

A non-investment entity investor can elect to retain the fair value accounting applied by its investment entity associate or joint venture. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent.

•         Amendments to IAS 40, Transfer of Investment Property

IAS 40 is amended to clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. In isolation, a change in management’s intentions for the use of a property does not provide evidence of a change in use.

•         Amendments to IFRS 1, Deletion of Short-term Exemptions for First-time Adopters

IFRS 1 is amended to delete short-term exemptions for first-time adopters regarding disclosures about financial instruments, employee benefits and investment entities.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2018 (continued)

•         Amendments to IFRS 2, Classification and Measurement of Shared-based Payment Transactions

IFRS 2 is amended to provide some additional accounting requirement for cash-settled share-based payment transactions regarding treatment of vesting and non-vesting conditions, share-based payment transactions with a net settlement feature for withholding tax obligations, and modification of a share-based payment transaction that changes its classification from cash-settled to equity-settled.

•         IFRS Interpretation Committee (IFRIC) 22, Foreign Currency Transactions and Advance Consideration

IFRIC 22 defines that the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration is the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency.

Effective for annual periods beginning on or after January 1, 2019

•         IFRS 16, Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17, Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2016 and for the

Years Ended December 31, 2014, 2015 and 2016

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

39.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED (continued)

Effective for annual periods beginning on or after January 1, 2019 (continued)

•         IFRS 16, Leases (continued)

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group does not intend to adopt the standard before the effective date.

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