Form 20-F
period 2017-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2018-04-09
CIK 1001807

And

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Investor Relations Unit

Telkom Landmark Tower, Jl. Jend. Gatot Subroto No. 52, 39th Floor, Jakarta 12710, Indonesia

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common astock as of the close of the period covered by the Annual Report:

Series A Dwiwarna Share, par value 50 Rupiah per share	1
Series B Shares, par value 50 Rupiah per share	100,799,996,399

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ◻

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ◻ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ◻	Non-accelerated filer ◻ Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ◻

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑Other ◻

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.

Item 17 ◻ Item 18 ◻

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ◻ No ☑

* The Series B Shares were registered in connection with the registration of American Depositary Shares (“ADSs”). The Series B Shares are not listed for trading on the New York Stock Exchange

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	139
ITEM 18	FINANCIAL STATEMENTS	139
ITEM 19	EXHIBITS	139

SIGNATURES		140

EXHIBIT 1.1 EXHIBIT 12.1	Articles of Association (as amended on April 21, 2017) CEO Certification pursuant to section 302
EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906

EXHIBIT 13.2	CFO Certification pursuant to section 906

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

Adjusted EBITDA

We calculate Adjusted EBITDA by calculating operating profit before interest, tax, depreciation and amortization, gain or loss on foreign exchange-net, other income and other expenses. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

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

BRAS

Broadband remote access server,  a specialized server based at an ISP network that facilitates the convergence of multiple internet traffic sources. These sources include cable, DSL, ethernet or broadband wireless. BRAS converges them into a single network that routes traffic to and from digital subscriber line access multiplexers.

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

IMT‑2000

International Mobile Telecommunications‑2000, a body of specifications provided by the International Telecommunication Union. Application services include wide area wireless voice telephone, mobile internet access, video calls and mobile TV, all in a mobile environment.

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

Point of presence

An access point, location or facility that connects to and helps other devices establish a connection with the internet, which may consist of a router, switches, servers and other data communication devices. We operates two layers of points of presence, namely main and primary points of presence. A “main point of presence” is the transport backbone that aggregates national traffic. A “primary point of presence” is the aggregate regional transport backbone which has the capability of creating services.

PCEF

Policy and Charging Enforcement Function, provides user traffic handling and quality of service (QoS) at the gateway and responsible for providing service data flow detection, counting along with online and offline charging interactions. PCRF and PCEF closely related functional entities, which include policy control decision making and flow based charging control functionalities.

PCRF

Policy and Charging Rules Function, a node which operates in real time in order to determine policy rules in multimedia network. It operates at core of the network and have accesses to subscriber databases and other specialized functions e.g. charging system.

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

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the International Telecommunication Union’s IMT‑2000 framework.

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

Our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements of 12 of our subsidiaries have been consolidated into the Consolidated Financial Statements. The 12 companies are PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65% stake), PT Dayamitra Telekomunikasi (“Dayamitra”, in which we own a 100%), PT Multimedia Nusantara (“Metra”, in which we own a 100%), PT Telekomunikasi Indonesia International (“Telin”, in which we own a 100%), PT PINS Indonesia (“PINS”, previously named PT Pramindo Ikat Nusantara, in which we own a 100%), PT Graha Sarana Duta (“Telkom Property”, in which we own a 100% stake), PT Telkom Akses (“Telkom Akses”, in which we own a 100%), PT Patra Telekomunikasi Indonesia (“Patrakom”, in which we own a 100%), PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”, in which we own a 100%), PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60% stake), PT Metranet (“Metranet” in which we own a 100%), and PT Jalin Pembayaran Nusantara (“Jalin”, in which we own a 100%).

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at specified rates. Unless otherwise indicated, the U.S. Dollars equivalent information for amounts in Indonesian Rupiah are converted at the Reuters Rate for December 29, 2017 at 04.00 PM Jakarta time, which was Rp13,567.5 to US$1.00. The exchange rate of Indonesian Rupiah for U.S. Dollars on December 29, 2017 was Rp13,548 to US$1.00 based on the middle exchange which is calculated based on the Bank Indonesia buying and selling rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollar or Indonesian Rupiah, as the case may be, at any particular rate or at all. See Item 3 “Key Information — Selected Financial Data — Exchange Controls” for further information regarding rates of exchange between the Indonesian Rupiah and the U.S. Dollar.

FORWARD-LOOKING STATEMENTS

This Form 20‑F contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20‑F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20‑F discloses, under Item 3 “Key Information — Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.                         SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Consolidated Financial Statements, including the notes thereto, and the other information include elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on March 27, 2017.

The Public Accountant Firm (“KAP”) Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited) ("Purwantono, Sungkoro & Surja") audited our Consolidated Financial Statements prepared as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

KEY CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

IFRS

	Years Ended December 31,
	2013	2014	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Revenues	82,967	89,696	102,470	116,333	128,256	9,453
Expenses(1)	57,850	61,617	71,603	77,824	85,332	6,287
Adjusted EBITDA	41,680	45,684	51,404	59,498	64,609	4,762
Operating Profit	27,727	29,172	32,369	39,172	43,902	3,237
Profit before Income Tax	27,030	28,579	31,293	38,166	42,628	3,144
Net Income Tax Expense	(6,900)	(7,341)	(8,023)	(9,017)	(9,958)	(734)
Profit for the Year	20,130	21,238	23,270	29,149	32,670	2,410
Attributable to owners of the parent company	14,046	14,437	15,451	19,333	22,120	1,631
Attributable to non-controlling interests	6,084	6,801	7,819	9,816	10,550	779
Other Comprehensive Income (Expenses) - Net	5,115	810	493	(2,099)	(2,332)	(171)
Net Comprehensive Income for the Year	25,245	22,048	23,763	27,050	30,338	2,239
Attributable to owners of the parent company	19,018	15,291	16,003	17,312	19,927	1,470
Attributable to non-controlling interests	6,227	6,757	7,760	9,738	10,411	769
Weighted average number of shares outstanding (in millions after stock split)	96,359	97,696	98,177	98,638	99,062	—
Basic and Diluted Earnings per Share (in full amount)
Profit per share(2)	145.77	147.78	157.38	195.99	223.30	0.02
Profit per ADS (100 shares of common stock per ADS)	14,576.79	14,778.00	15,738.00	19,599.85	22,329.40	1.65
Dividend relating to the period (accrual basis, in full amount)

Dividends declared per share	102.40	89.46	94.63	136.75	—	—
Dividends declared per ADS	10,240	8,946	9,463	13,675	—	—
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	87.24	102.40	89.46	94.63	136.75	0.01
Dividends declared per ADS	8,724	10,240	8,946	9,463	13,675	1.01

(1)

Expenses are calculated as the sum of the following expenses: operations, maintenance and telecommunication service, depreciation and amortization, personnel, interconnection, general and administrative, marketing, gain or loss on foreign exchange - net, share of profit (loss) of associated companies and other expenses.

(2)

Using Indonesian Financial Accounting Standards (”IFAS”) results, our profit for the year attributable to owners of the parent company would be Rp14,205 billion, Rp14,471 billion, Rp15,489 billion, Rp19,352 billion and Rp22,145 billion for 2013, 2014, 2015, 2016 and 2017, and our net income per share would be Rp147.42, Rp148.13, Rp157.77, Rp196.19 and Rp223.55 for 2013, 2014, 2015, 2016 and 2017. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3)

In 2013, we paid a cash dividend for 2012 of Rp87.24 per share. In 2014, we paid a cash dividend for 2013 of Rp102.40 per share. In 2015, we paid a cash dividend for 2014 of Rp89.46 per share. In 2016, we paid a cash dividend for 2015 of Rp94.63 per share. In 2017, we paid a cash dividend for 2016 of 136.75 per share.

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED EBITDA

	Years Ended December 31,
	2013	2014	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Operating Profit	27,727	29,172	32,369	39,172	43,902	3,237
Add:
Depreciation and amortization	15,805	17,178	18,572	18,556	20,477	1,509
Loss (gain) on foreign exchange - net	249	14	46	52	(51)	(4)
Other income	(2,581)	(1,076)	(1,500)	(751)	(1,039)	(77)
Other expenses	480	396	1,917	2,469	1,320	97
Adjusted EBITDA(1)	41,680	45,684	51,404	59,498	64,609	4,762

(1)

We calculate adjusted EBITDA by calculating operating profit before interest, tax, depreciation and amortization, gain or loss on foreign exchange - net, other income and other expenses. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure. Adjusted EBITDA is presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the telecommunications, information and media sector. We also present adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the telecommunications, information and media sector have historically reported adjusted EBITDA as a supplement to financial measures in accordance with IFRS or U.S. GAAP. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, nor should adjusted EBITDA be considered an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with IFRS. Unlike net income, adjusted EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using adjusted EBITDA as only one of several comparative tools, together with IFRS-based measurements, to assist in the evaluation of operating performance. Such IFRS-based measurements include profit before income tax, profit for the year, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Our calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

KEY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

IFRS

	As of December 31,
	2013	2014	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share
Cash and cash equivalents	14,696	17,672	28,117	29,767	25,145	1,853
Trade and other receivables	7,018	7,380	7,872	7,900	9,564	705
Other current assets	3,937	4,733	5,839	5,246	7,183	529
Total Current Assets	33,672	34,294	47,912	47,701	47,561	3,506
Property and equipment	86,599	94,602	103,455	114,230	129,872	9,572
Intangible assets	1,508	2,463	3,056	3,089	3,530	260
Total Non-current Assets	94,721	107,321	118,016	131,642	150,624	11,101
Total Assets	128,393	141,615	165,928	179,343	198,185	14,607

Trade and other payables	12,585	12,476	14,284	13,690	15,791	1,164
Current income tax liabilities	942	1,501	1,802	1,236	801	59
Accrued expenses	5,264	5,211	8,247	11,283	12,630	931
Unearned income	3,490	3,963	4,360	5,563	5,427	400
Short-term bank loans and current maturities of long-term borrowings	5,525	7,709	4,444	5,432	7,498	553
Total Current Liabilities	29,034	32,318	35,413	39,762	45,376	3,344
Deferred tax liabilities	2,908	2,703	2,110	745	933	69
Pension and other post-employment benefit obligations	4,258	4,115	4,171	6,126	10,195	751
Long-term loans and other borrowings	14,731	15,743	30,168	26,367	27,974	2,062
Total Non-current Liabilities	22,705	23,365	37,332	34,305	40,978	3,021
Total Liabilities	51,739	55,683	72,745	74,067	86,354	6,365
Capital stock(1)	5,040	5,040	5,040	5,040	5,040	371
Net equity attributable to owners of the parent company	59,753	67,646	74,934	84,163	92,467	6,815
Non-controlling interests	16,901	18,286	18,249	21,113	19,364	1,427
Total Equity (Net Assets)	76,654	85,932	93,183	105,276	111,831	8,242
Net Debt	5,560	5,780	6,495	2,032	10,327	762
Net Working Capital	4,638	1,976	12,499	7,939	2,185	162
Issued and fully paid shares (in shares)	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	100,799,996,400	—

(1) As of December 31, 2017, our issued and paid-up capital consists of one Dwiwarna Share and 100,799,996,399 shares of common stock each from an authorized capital stock comprising one Dwiwarna Share and 399,999,999,999 shares of common stock.

Exchange Controls

Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to U.S. Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

Calendar Year	at Period End (1)	Average (2)	Low (2)	High (2)
	(Rp Per US$1)
2013	12,189	10,451	12,270	9,634
2014	12,440	11,878	12,900	11,271
2015	13,795	13,392	14,728	12,444
2016	13,436	13,307	13,946	12,926
2017	13,548	13,384	13,630	13,154
September	13,492	13,303	13,492	13,154
October	13,572	13,526	13,630	13,483
November	13,514	13,527	13,592	13,500
December	13,548	13,556	13,589	13,515
2018	13,771	13,587	13,794	13,290
January	13,413	13,380	13,542	13,290
February	13,707	13,590	13,707	13,402
March	13,756	13,758	13,794	13,708
April (through April 6)	13,771	13,763	13,771	13,750

Source: Bank Indonesia

(1)	Determined based upon the middle exchange rate announced by Bank Indonesia applicable on the last day for the period.
(2)	Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian Rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. For 2017, the average rate of the Rupiah to U.S. Dollar was Rp13,384, with the lowest and highest rates being Rp13,630 and Rp13,154, respectively.

The exchange rates used for conversion of monetary assets and liabilities denominated in foreign currencies are the bid and offer rates published by Reuters in 2015, 2016 and 2017. The Reuters bid and offer rates, applied respectively to monetary assets and liabilities, were Rp13,780 and Rp13,790 to US$1.00 as of December 31, 2015, Rp13,470 and Rp13,475 to US$1.00 as of December 31, 2016 and Rp13,565 and Rp13,570 to US$1.00 as of December 31, 2017.

The Consolidated Financial Statements are stated in Rupiah. The conversion of Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market bid and offer rates of Rp13,567.5 to US$1.00 published by Reuters on December 29, 2017.

On March 29, 2018, the Reuters bid and offer rates were Rp13,765 and Rp13,770 to US$1.00.

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

We may, in the future, be required to share our network infrastructure and capacity with our competitors

In November 2016, the Government announced its intention to amend certain regulations, as a result of which we may, in the future, be required to share our network infrastructure and capacity with our competitors. In particular, the draft revision to Government Regulation No.52/2000 on Telecommunications ("Draft Revision to GR No.52/2000") contemplates providing the Government with the authority to require telecommunication operators such as our Company to share network capacity with other telecommunication operators in Indonesia. Draft Revision to GR No.52/2000 may also require telecommunication operators such as our Company to share proprietary network transmission equipment when the Government deems this to be necessary in order to maintain market competition and network efficiency and sustainability.

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

Although we have not experienced any material successful cyber attacks to date that have affected our operations, our network and website are frequently targeted by cyber attacks. For example, in April 2017, Telkomsel's website was hacked, leaving customers unable to access the site and altering the content on the homepage for a portion of one day, before it could be restored. In 2016 our internal websites were also subject to attack, rendering them unusable for a number of days until the hack could be remedied. While none of these events have caused significant losses to date, a successful cyber attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures with respect to our systems, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. While we believe that we have taken appropriate measures to protect our network, there is no assurance that these physical and cyber security measures will be successful.  Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. For example, in the past, due to an escalation in spam messages generated from email addresses on the Telkom network, Telkom was placed on certain DNS blacklists which blocked all email generated from Telkom addresses for almost a week until remedial measures could be put into place. While we have made certain administrative and technical adjustments to identify and combat spam, we cannot assure you that such measures will always be effective and that we would not be placed on certain DNS blacklists again in the future. In addition, the content carried over our network or the websites that we host may contain materials or information which may be illegal, defamatory, impermissible or infringe on third party copyrights. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with such content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

A revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have an adverse effect on our operating results

We may face revenue leakage or problems with collecting all the revenues to which we may be entitled, due to the possibility of inaccurate billing, delays in transaction processing, dishonest customers or other factors. Further, our services might be susceptible to piracy and unauthorized usage. Such piracy and unauthorized usage may lead to a loss of revenue for our Group which may affect our financial conditions and results of operations.

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

In addition, we face a continuing risk of market entry by new operators and service providers (including non-telecommunication players and OTT players) who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants such as ourselves. This may result in a loss of market share and could have a material adverse effect on our business, financial condition and results of operations. In particular, the rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of Over The Top services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. In particular, the percentage contribution from cellular phone services to our consolidated revenue has declined from 36.3% for 2015 to 29.0% for 2017. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high.

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

Expected benefits from investment in new networks and technologies may not be realized

We may pursue new growth opportunities in the communications industry in the future, including introducing services and products employing new technologies, such as next generation mobile technologies, virtualization, software-defined networking, cloud based technologies, new video and content delivery platforms and digital marketing. The implementation of these new technologies depends on a number of factors, including developing our network and the launch of new and commercially viable products and services involving these technologies. We may have to incur substantial expenditure to develop our network, services and products and to gain access to related or enabling technologies in order to successfully implement these new technologies. We may not be successful in modifying its network infrastructure in a timely and cost-effective manner to facilitate such implementation, which could adversely affect its quality of service, financial condition and results of operations.

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis develop the new technology to effectively and economically deliver services based on such technology.

Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a  satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

We operate two satellites, namely Telkom-2 and Telkom-3S. These satellites have limited operational lives, with their estimated operational lives ending approximately in 2020 and 2033, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long distance and cellular services.

On August 25, 2017, a fuel leak affected the orientation of our Telkom-1 satellite, rendering it unusable and causing disruption to services provided by the satellite. As a result, we had to migrate the services which had previously been provided by Telkom-1 to our other two satellites or to third party satellites, which required us to lease some additional capacity. Services to affected customers were affected for a few weeks while migration processes were undertaken, but were restored to normal condition by September 11, 2017.

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

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIMES services, we signed a contract in 2009 for the procurement of the Telkom-3 satellite. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit, which led us to develop the Telkom-3S satellite which was launched in February 2017 and became operational in April 2017.  We have entered into a contract for the procurement of the Telkom-4 satellite, which is currently planned for launch in the third quarter of 2018 as a replacement for the Telkom-1 satellite.  If there is any delay in the development and launch of the Telkom-4 satellite, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services and could adversely affect our business, financial condition and results of operations.

Risks Related to our Fixed and Cellular Telecommunication Business

Competition from existing cellular service providers may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. With the increasing popularity of smart phones in Indonesia, we believe that data network quality and coverage, including 4G/LTE coverage, will increasingly become an intense area of competition. In recent years, competitors have offered promotions such as bonus data packages in order to attract customers, which has generally made the pricing environment in Indonesia less profitable. This competition is likely to continue.

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

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 3.8% in 2016 and 2.8% in 2017, revenues from our wireline voice services decreased by 2.2% in 2016 and 11.7% in 2017. The percentage of revenues derived from our wireline voice services out of our total revenues was 6.5% in 2016 and 5.2% in 2017.

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

In addition, with the increasing popularity of smart phones in Indonesia, we expect that 4G LTE services will increasingly become an intense area of competition for data and internet services, as well as cellular services. In 2014, the Government issued licenses for 4G/LTE services on the 900 MHz frequency for cellular operators and in 2015 issued a policy to refarm the 1800 MHz frequency for 4G/LTE services. Our 4G/LTE services covered 490 cities in Indonesia as of December 31, 2017. Furthermore, in 2013, the regulator permitted Wi-Max operators to deploy 4G/LTE technology which has further intensified competition in the broadband internet space. Currently, PT First Media Tbk (“First Media”), which is part of the Lippo Group, provides Wi-Max 4G/LTE services in the Greater Jakarta area.

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

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

We expect to continue to offer promotional plans to attract subscribers and increase usage of our network by our cellular subscribers. We also expect to continue to promote our data services and fixed broadband services. While we believe that we currently have sufficient spectrum allocation to support our current business, we may in the future need to acquire additional spectrum allocation to accommodate future growth in subscribers and traffic. As a result, we may experience increased network congestion, which may affect our network performance and damage our reputation with our subscribers. The Government occasionally conducts auctions for unused spectrum allocation. We cannot assure you that we will be succesful in acquiring any additional spectrum allocation in future auctions.

Moreover, the increase in smartphone applications that rely on data services has resulted in the significant amount of data traffic and cellular network congestion. To support such additional demands on our network, we may be required to make significant capital expenditures to improve our network coverage. Such additional capital expenditures, together with the possible degradation of our cellular services, could materially and adversely affect our competitive position, results of operations, financial condition and prospects.

Continuing growth in and the converging nature of wireless and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers

Telecommunications services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We continually invest in our networks in order to improve our wireless and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our network to support transport of these services. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve our network. Further, we must pay an annual right of usage fee for the license in case of our winning additional spectrum, such as the additional 30 MHz spectrum at 2.3 GHz frequency we won at auction in October 2017.

Network service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and wireless handset operating standards, supplier delays, increases in network equipment and handset component costs, regulatory permitting delays for tower sites or enhancements, or labor-related delays. Deployment of new technology also may adversely affect the performance of the network for existing services. If we cannot acquire needed spectrum or deploy the services customers desire on a timely basis and at adequate cost, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

Our wireless data traffic business has experienced significant growth in recent years, which contributed to the growth of our operating revenue and provides our business with further opportunities for development. In addition, we have launched our 4G/LTE services, which are expected to drive further growth in data traffic. The continued substantial increase in data traffic resulting from the growth of our wireless data traffic business, our 4G/LTE business and the proliferation of smartphones significantly strains the existing capacity of our telecommunications network infrastructure. As a result, we have made and will continue to make substantial investments in the construction of our infrastructure network, including our 4G/LTE infrastructure, to carry the increasing data traffic. We cannot assure you that these investments would successfully address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

We are subject to the control of the Government

The Government, through the Ministry of State-Owned Enterprises, currently owns 52.09% of our issued share capital. Consequently, the Government effectively controls the outcome of matters requiring the vote of our shareholders, including the composition of our boards of Directors and Commissioners, and determining the timing and amount of dividend payments. The Government has historically influenced, and is likely to continue to influence, our strategy and operations. In addition, the Government owns a Dwiwarna Share in our Company which gives the Government, represented by the Ministry of State-Owned Enterprises, certain rights such the right to veto with regard to the nomination, appointment and removal of our Directors, the nomination, appointment and removal of our Commissioners, the issuance of new shares and any amendments to our Articles of Association. The rights of the Government attached to this Dwiwarna Share limit the ability of public shareholders to influence certain matters relating to our Company. Under our articles of association, the Government cannot transfer the Dwiwarna Share. The Government’s rights with respect to the Dwiwarna Share will not terminate unless our articles of association are amended, which would require the approval of the Government as holder of the Dwiwarna Share. See "Relationship with the Government and Government Agencies — The Government as Shareholder."

There can be no assurance that the Government will exercise its control and influence to our benefit. For example, the Government may request us to enter into transactions which are not in our best interests. In addition, there can also be no assurance that we will ever become independent of our Government shareholder, or even if we do become independent, that we will be able to exercise any such independence effectively in making decisions concerning our business and prospects, including decisions concerning compensation from the Government when we act in the public interest. If we agree to act in the public interest and are not adequately compensated by the Government, our business, prospects, financial condition, liquidity and result of operations may be materially and adversely affected, which would limit our ability to compete  effectively and expand our business.

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

Changes in the economic situation in the United States, including improvement or expectations of improvement in the United States economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies, including the Rupiah, since May 2013. In part, in an effort to support the Rupiah, in June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate rose six times between June 2013 and November 2014 to 7.75% before decreasing to 7.50% in February 2015, 7.25% in January 2016, 7.00% in February 2016, 6.75% in March 2016 and 6.50% in June 2016.  The increases of the Bank Indonesia benchmark reference rate in 2013 and 2014  were followed by increases in the Jakarta Interbank Offered Rate (“JIBOR”) and the Bank Indonesia Certificate (“SBI”) interest rates, and in 2016, decreases of the Bank Indonesia benchmark reference rate were followed by decreases in the JIBOR and the SBI interest rate. There can be no assurance that any of the Bank Indonesia benchmark reference rate, the JIBOR or the SBI interest rates will not rise again in the future.

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

From 2013 to 2017, the Indonesian Rupiah per U.S. Dollar exchange rate ranged from a high of Rp9,634 per U.S. Dollar to a low of Rp14,728 per U.S. Dollar. As a result, we recorded foreign exchange losses of Rp46 billion in 2015, Rp52 billion in 2016 and foreign exchange gain of Rp51 billion in 2017. As of December 29, 2017, the Indonesian Rupiah per U.S. Dollar exchange rate stood at Rp13,548 per U.S. Dollar, compared to Rp13,436 per U.S. Dollar as of December 30, 2016. To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2017, our U.S. Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly U.S. Dollars and Euros, while a substantial majority of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation and significantly affect our total expenses and net income, and may consequently have a material adverse effect on our business, financial condition and results of operations. We can give no assurance that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

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

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2015, 2016 and 2017, our consolidated capital expenditures totaled Rp26,401 billion, Rp29,199 billion and Rp33,154 billion (US$2,444 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In 2016, our Company, Telkomsel and five other local operators were found to have violated the Competition Law for price-fixing practices related to SMS services. We and Telkomsel have paid penalties to the treasury fund in the amount of Rp18 billion and Rp25 billion, respectively.

In 2017, it was alleged that we had violated the Competition Law by selling our bundling program which is marketed under the retail brand "IndiHome". This product allows customers to choose one or more of our  services, which consist primarily of broadband internet, fixed wireline phone and interactive TV services, at a competitive price. Although KPPU held that we did not violate the provisions in the Competition Law, the case indicates the risk that our business strategy could be challenged by our customers.

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

Regulatory changes may adversely affect our business and results of operations

We operate in a regulated environment, and our telecommunication operations are mainly regulated by the MoCI. We are also required to comply with applicable information and technology, and consumer data protection laws and regulations in carrying out our activities. Future regulatory changes, particularly with respect to telecommunication network, telecommunication service provisions, and data protection may generate incremental costs and delays, thereby adversely affecting our business, prospects, financial condition and results of operations.

In addition, licenses obtained by us under applicable Indonesian laws and regulations may be subject to conditions, compliance with which may be expensive, difficult or impossible. It is possible that Governmental authorities could take enforcement actions against us for our failure to comply with such regulations, including the aforementioned conditions. These enforcement actions could result, among other things, in the imposition of fines or the revocation of our licenses. Compliance with such regulations could require us to make substantial capital expenditures and consequently divert funds from our planned construction projects. We could also experience delays in our business schedules as a result of such compliance efforts. Each of the above could adversely affect our business, prospects, financial condition and results of operations.

Applicable regulations on tariffs and their implementation as supervised by the Indonesian Telecommunication Regulatory Authority ("ITRA") may affect our revenues and earnings

The Government does not set a fixed amount or specified range of tariff that must be charged by telecommunication operators to their customers. However, the Government does set out formulas that telecommunication operators like us must refer to in determining the tariff for our services. MoCI Regulation No.15/PER/M.KOMINFO/4/2008 on Guidelines for Tariff Determination on Basic Telephony Service Distributed through Fixed Line ("MoCI Regulation No.15/2008") and MoCI Regulation No.09/PER/M.KOMINFO/04/2008 on Guidelines for Tariff Determination on Telecommunication Service Distributed through Mobile Cellular Network ("MoCI Regulation No.09/2008") are the applicable regulations for tariff calculation and determination relating to basic telephony and cellular services. Tariff formulation for our internet telephony service is subject to MoCI Regulation No.8 of 2017 on Provision of Internet Telephony Service for Public ("MoCI Regulation No.8/2017"). Based on MoCI Regulation No.8/2017, the tariff for internet telephony service is determined by us, as the operator, on a cost-based calculation. The regulation does not discuss at length the formula that we must apply in determining the tariff. It only requires us to (i) account for investment in the telecommunications network, (ii) account for investment in infrastructure relating to internet telephony services and (iii) maintain that the tariff for internet telephony service corresponds with the tariff for basic telephony services.

The formulas set out in MoCI Regulations No.15/2008 and MoCI Regulation No.09/2008 comprise numerous variables, such as cost of capital, cost of equity, cost of debt, annuity factor, traffic data and fee cost. These variables are accounted for based on, among other things, our annual financial reports and statements. This may seem to give us flexibility in tariff formulation. However, the Government is still authorized to supervise the implementation of tariff formulation through (i) ITRA, for basic telephony and cellular services, and (ii) Directorate General on Post and Informatics ("DGPI"), for internet telephony service. Based on its supervision, ITRA may take further action as it sees fit if any of our actions is deemed to potentially disrupt fair competition in the telecommunication market. Our promotional tariff must be carefully planned and calculated to avoid any possible "predatory pricing" claim; as the Government does not fix an amount for the lowest tariff that we may charge to our customers.

If we violate the tariff formulation as governed under these tariff regulations, we will be subject to a fines (relating to MoCI Regulation No.15/2008) and examination by ITRA (relating to MoCI Regulation No.09/2008). Both regulations allow the public to participate in the supervision process by submitting complaints, e.g. regarding unfavorable fees charged by us. Meanwhile, the lack of directive in MoCI Regulation No.8/2017 relating to tariff implementation violation could lead to unpredictable action that may be taken by DGPI. We cannot assure you that there will be no actions taken by either ITRA or DGPI against us or complaints alleged by our customers against us. If these risks were to materialize, it could have an adverse effect on our business, financial condition, results of operations and prospects.

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

These regulations may adversely affect us in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. We may be prohibited from setting up new BTS towers in certain local areas thereby restricting our expansion as well. They may also adversely affect our existing BTS towers if local governments require any changes in the placement of the existing towers.

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

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose fees which are determined on a cost basis subject to a formula provided by the Ministry of Finance and the location of the telecommunications towers. While the local governments that have yet begun to impose such fees have not charged material amounts, we cannot assure you that such fees will not be material in the future. In addition, we cannot assure you that there will be no material difference in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have an adverse effect on our operating results.

We may experience local community opposition to some of our tower sites

We have experienced, and may in the future experience, local community opposition to our existing sites or the construction of new tower sites for various reasons, including aesthetic and alleged health concerns. As a result of such opposition, we could be required by the local authorities to dismantle and relocate certain towers. If we are required to relocate a material number of our towers and cannot locate replacement sites that are acceptable to our customers, it could materially and adversely affect the our business, prospects, results of operations and financial condition.

We are subject to numerous non-tax state revenues and a Universal Service Obligation Contribution ("USO Contribution")

We are subject to multiple rules and regulations authorizing the Government to collect non-tax state revenue from us. Pursuant to Government Regulation No.80 of 2015 on Applicable Types and Tariff on Non-Tax State Revenue for MoCI (“GR No.80/2015), the Government's non-tax revenue may be derived from, among other things, tests for telecommunication devices, telecommunications operations and use of radio frequency spectrum. MoCI Regulation No.17 of 2016 on Tariff Implementation Guidelines on Non-Tax State Revenue Collected from Telecommunication Operation Rights Fee (Biaya Hak Penyelenggaraan, or "BHP") and USO Contribution, as amended by MoCI Regulation No.19 of 2016 ("MoCI Regulation No.19/2016") specifies that every licensed telecommunication operator must pay the Telecommunication BHP and USO Contribution. Government Regulation No.53 of 2000 on Use of Radio Frequency Spectrum and Satellite Orbit ("GR No.53") and MoCI Regulation No.21 of 2014 also specifies the obligation for telecommunication operators that use a slot in the orbit for their satellite to pay a satellite orbit operation right fee.

Under the Telecommunications Law, telecommunication operators must participate in USO Contribution. Further, according to MoCI Regulation No.25 of 2015 on Implementation of Telecommunication and Informatics USO ("MoCI Regulation No.25/2015"), the USO Contribution will be the source funding for provision of information and communication technology infrastructure. This infrastructure provision is targeted to (i) remote areas needing access to information and telecommunication technology, or (ii) groups of citizens with disabilities or economic limitations.

According to the Telecommunications Law, failure to make the non-tax state revenue payment and participate in USO Contribution will be subject to administrative sanctions; the most adverse one of which is revocation of license. While we have not previously failed to make the requisite payments, any failure by us to pay these obligations may cause our licenses to be revoked. Any such revocation could have a material adverse effect on our financial condition, results of operations and liquidity.

The interpretation and application of the anticipated enactment of a new consumer data protection regulation are uncertain and may adversely affect our business, financial condition, results of operations and prospects

Law No.11 of 2008 on Electronic Information and Transactions Law as amended by Law No.19 of 2016 ("EIT Law") first went into effect on April 21, 2008. This law sets forth general principles to be further implemented through a series of Government regulations, presidential decrees and ministerial decrees, some of which have not yet been promulgated. In general, the provisions of the law are broad, and few sources of interpretive guidance are available. A number of implementing regulations to the EIT Law have been enacted, among others, Government Regulation No.82 of 2012 on Implementation of Electronic Systems and Transactions ("GR No.82/2012") and MoCI Regulation No.20 of 2016 on Protection of Personal Data in an Electronic System ("MoCI Regulation No.20/2016"). These regulations are new and subject to interpretation by the regulatory authorities. Pending clear instances of the application of such regulations, it is uncertain how these regulations will affect us.

Not all of the implementing regulations to the EIT Law have been issued and some have only been recently enacted. Accordingly, the full impact of the EIT Law, the related implementing regulations and any change in Indonesian consumer data protection regulations on our financial and operational status cannot be determined at this time. There is no assurance that we would be able to comply with the EIT Law, or that the compliance would not require us to make substantial capital expenditure or delays in our business schedules.

Furthermore, it is anticipated that a new regulation will be enacted in the future; the form and timing of which is uncertain. The MoCI has issued a draft amendment to GR No.82/2012. The draft amendment (i) introduces a broad definition of electronic system operators that provide a "public service", (ii) introduces a brand new concept of data categorization, (iii) implements provisions for the registration of electronic system operators, (iv) implements provisions for the right to be forgotten; and (v) implements provisions for the Government's right to terminate access to electronic information and/or documents (generally in respect of unlawful online content). If this draft regulation is enacted by the

Government in its current form, it is possible that we would be subject to several obligations such as registration with the MoCI, keeping onshore data centers and disaster recovery centers and treatment of data based on the new categorization. Further, to the extent that the implementation or interpretation by Indonesian regulatory authorities, courts or MoCI of the new regulations in connection with EIT Law are adverse to us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our electronic money business activity is highly regulated

We are subject to multiple rules and regulations in respect of our electronic money (e-money) business activities. The practice of e-money in Indonesia is mainly governed by Bank Indonesia ("BI") Regulation No.11/12/PBI/2009 on Electronic Money, which was most recently amended by BI Regulation No.18/17/PBI/2016 ("BI Regulation No.11/2009"). Any party which wishes to carry out e-money activities in Indonesia must first obtain an e-money license granted by BI. Although we, through our subsidiary Telkomsel, have obtained an e-money license from BI, we are still subject to evaluation conducted by BI. Under BI Regulation No.11/2009, BI is authorized to take further action based on the evaluation as it sees fit, among others, to revoke a license, to accelerate the license period or to limit the license holder's activity. Subject to evaluation, if BI takes the view that there are reasons to impose any of those further actions on Telkomsel, our ability to conduct business in the usual course would be limited, which may adversely affect our business, financial condition and results of operations.

BI Regulation No.11/2009 is implemented by BI Circular Letter No.16/11/DKSP dated 22 July 2014 on Electronic Money Operations, which was most recently amended by BI Circular Letter No.18/21/DKSP dated 27 September 2016 ("BI Circular No.16/2014"). See "Licensing – Payment Method Using e-Money". BI Circular No.16/2014 further implements the obligation for e-money license holders to report any change in the type or name, developments or addition of facilities to the e-money product. The amendment of this circular specifies that an e-money product with a different type and/or name, developments and/or additional facilities can only be issued after obtaining approval from BI. Further, BI Regulation No.11/2009 is also implemented by BI Circular Letter No.15/13/DASP dated 12 April 2013 on Report on the Implementation of Payment Using Card and Electronic Money Activities by Smallholder Credit Banks and Non-Bank Institutions ("BI Circular No.15/2013"). BI Circular No.15/2013 regulates the reporting obligation that must be satisfied by any party practicing e-money activity.

We must comply with these regulations as we are carrying out a business which is highly regulated. If we, through Telkomsel, fail to comply with any of these obligations, we will be subject to administrative sanctions. Any sanction imposed on Telkomsel could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Development of New Businesses

We may not succeed in our efforts to develop new businesses

We believe that efforts to develop new businesses other than the telecommunication business such as consumer digital and enterprise digital businesses, as well as international expansion are necessary to ensure continuing business growth. Risks related to new business development include competition from established players, suitability of business model, competition from disruptive new technologies or business models, the need to acquire new expertise in the new areas of operation, and risks related to online media which include intellectual property, consumer protection and confidentiality of customer data. Further, we have to continuously and consistently secure new enterprise customers. If we are unable to secure new contracts, or we are unable to renew our existing contracts with similar contract value, size or margins to existing ones, this may adversely affect our business, results of operations and financial condition.

Focusing on international expansion is one of our strategic business initiatives. In particular, we have expanded into a number of jurisdictions in telecommunications or data related areas, namely Singapore, Hong Kong,  Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, United States,  Saudi Arabia and New Zealand. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions, for example, our international operations could be adversely affected by political or social instability and unrest, regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preference and a lack of expertise in the local markets in which we will operate. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

Other Risks

We are dependent on our subsidiary, Telkomsel

We derived 69.5%, 72.2% and 70.2%  of our revenue in 2015, 2016 and 2017, respectively, from our mobile business through our 65% majority-owned subsidiary, Telkomsel. The remaining 35% interest in Telkomsel is held by Singapore Telecom Mobile Pte Ltd ("Singtel"). Singtel may seek to influence the management, operation and performance of Telkomsel. In the event that there are differences between us and Singtel, regarding the business, strategy and operations of Telkomsel, these issues may take time to resolve, or may not result in a positive outcome for our Group. These factors could adversely affect our business, financial condition and operating results.

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of the OJK and the Indonesia Stock Exchange ("IDX"), we are required to report our financial results to the OJK in conformity with IFAS. We have provided to the OJK our financial results for the year ended December 31, 2017, on March 14, 2018, which we furnished to the SEC on a Form 6-K dated March 16, 2018, which contains our audited Consolidated Financial Statements as of and for the year ended December 31, 2017 and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp19,352 billion for 2016 and Rp22,145 billion for 2017 and our net income per share would be Rp196.19 for 2016 and Rp223.55 for 2017. Dividends declared per share were Rp136.75 for 2016. The dividend for 2017 will be decided at the 2018 AGMS, scheduled for April 27, 2018.

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

As of December 31, 2017, the Government had a 14.29% equity stake in PT Indosat Tbk ("Indosat"),   which competes with us in cellular services and fixed IDD telecommunications services. The Government's stake in Indosat also includes a dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's articles of association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat or any other telecommunication operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of Indosat or any other telecommunication operator over ours, or to expand its stake in Indosat or acquire a stake in any other telecommunication operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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

Risks Related to Indonesia

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009 and 2014, elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. The next presidential election will be held in 2019. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent. Indonesia announced in November 2014, and implemented with effect from January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter and scrapped the gasoline subsidy. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly from 2014. Currently, the Government reviews and adjusts the price for fuel on monthly basis and implements the adjusted fuel price in the following month. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

President Joko Widodo won the Indonesian presidential elections which took place in 2014, and was sworn in as President on October 20, 2014. Although the 2014 elections were conducted in a peaceful manner, President Joko Widodo's governing coalition does not hold a majority of seats in parliament. Between November 2016 and February 2017, significant demonstrations took place in central Jakarta against the governor of Jakarta. These demonstrations occurred during the closely fought Jakarta gubernatorial elections which took place in February 2017 and continued through the subsequent run-off election in April 2017. Each of the foregoing events, as well as political campaigns in Indonesia generally, may be indicative of the degree of political and social division in Indonesia.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently. There have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

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

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia in recent years, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries. On May 24, 2017, a bombing at a bus station in Jakarta resulted in multiple deaths and injuries.

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

Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments.  Indonesia entered a recessionary phase with relatively low levels of growth between 1999 and 2002. The rate of growth has stabilized at relatively higher levels in subsequent years, though there has been a moderate slowdown in growth from 2012 to 2016. In addition, the Government continues to have a modest fiscal deficit and a high level of sovereign debt, its foreign currency reserves are modest, the Rupiah continues to be volatile and has poor liquidity, and the banking sector is weak and suffers from high levels of non-performing loans. Accordingly, there is no assurance that the current Indonesian economic situation would not deteriorate, which could have an adverse effect on our business, financial condition, results of operations and prospects.

While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia’s economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, and concerns over China’s economic health and economic protectionism. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the current global uncertainties become protracted, we can provide no assurance that they will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BBB-” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia's short-term foreign currency debt is rated “A-3” by Standard & Poor’s and “F3” by Fitch Ratings.

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

Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past have disrupted, and may in the future, disrupt our business activities, cause damage to equipment, and adversely affect our financial performance and profit.

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations and caused severe damage to our assets. In June 2016, underwater volcanic activity caused disturbances to submarine fiber optic cable, causing disruption in services and loss of revenue. Given the geography of Indonesia, we are highly reliant on the use of submarine cables to provide services across the Indonesian archipelago. These submarine cables may be damaged by volcanic activity, or friction with the ocean floor caused by earthquake tremors or otherwise, which may disrupt our ability to provide services to customers.

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

Our operations may be adversely affected by an outbreak of an infectious disease, such as avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of an infectious disease such as avian influenza, Influenza A (H1N1) or a similar epidemic, or the measures taken by the governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of our securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of our securities. The perception that an outbreak of infectious diseases or another contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia, including Indonesia.

We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia

Indonesian Law No.25 of 1999 regarding Fiscal Decentralization and Law No.22 of 1999 regarding Regional Autonomy were passed by the Indonesian parliament in 1999 and further implemented by Government Regulation No.38 of 2007. Law No.22 of 1999 has been revoked by and replaced by the provisions on regional autonomy of Law No.32 of

2004 as amended by Law No.8 of 2005 and Law No.12 of 2008. Law No.32 of 2004 and its amendments were revoked and replaced by Law No.23 of 2014 regarding Regional Autonomy as amended by Government Regulation in Lieu of Law No.2 of 2014, Law No.2 of 2015 and Law No.9 of 2015. Law No.25 of 1999 has been revoked and replaced by Law No.33 of 2004 regarding the Fiscal Balance between the Central and the Regional Governments respectively. Currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

ITEM 4.              INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom Indonesia

We continue to seek to innovate and develop synergies among all of our products, services and solutions. Our long-term vision, which reflects our aspirations to be a more significant player in the digital space, is to “Be the King of Digital in the Region”. Our mission is to “Lead Indonesian Digital Innovation and Globalization”.

In order to achieve such vision and mission, we are currently undergoing a comprehensive transformation in five aspects of our business: human resources transformation, business transformation, structural transformation, cultural transformation, and infrastructure and system transformation.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and network services
Tax Identification Number	:	01.000.013.1‑093.000
Certificate of Company Registration	:	101116407740
Business License	:	510/3‑0689/2013/7985‑BPPT
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62‑22‑4521404
Facsimile	:	+62‑22‑7206757
Call Center	:	+62‑21‑147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20‑F and is not incorporated by reference herein
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Rating	:	“idAAA” by Pefindo for 2014, 2015, 2016, 2017 and 2018
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a state-owned limited liability corporation ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2‑6870.HT.01.01.Th.1991 dated November 19, 1991 and as announced in the State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No.210

Ownership	:	– Government of the Republic of Indonesia – 52.09% – Public – 47.91%
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange ("NYSE") on November 14, 1995
Stock Codes	:	– “TLKM” on the “IDX” – “TLK” on the “NYSE”
Authorized Capital	:	1 Dwiwarna Share and 399,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 100,799,996,399 shares of common stock
Offices	:	– 1 Head Office – 7 Telkom Regional Offices and 60 Telecommunication Areas
Service Centers	:

–   535 Plasa Telkom outlets

–   4 GraPARI Telkom Group

–   10 International GraPARI centers across Saudi Arabia, Singapore, Hong Kong, Macau, Taiwan and Malaysia

–   432 GraPARI centers (including those managed by third parties)

–   761 GraPARI mobile Units

–   1,142 IndiHome mobile Units

Other Information	:

–   Public Accountant

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited)

Indonesia Stock Exchange Building, Tower 2, 7th Floor, Jl. Jend. Sudirman Kav. 52–53, Jakarta 12190, Indonesia

–   Securities Administration Bureau

PT Datindo Entrycom

Jl. Hayam Wuruk No.28, 2th Floor, Jakarta 10120, Indonesia

–   Trustee

PT Bank CIMB Niaga Tbk

Graha Niaga, 20th Floor, Jl. Jend. Sudirman Kav. 58, Jakarta 12190, Indonesia

PT Bank Permata Tbk

Gedung WTC II, 28th Floor, Jl. Jend Sudirman Kav. 29–31, Jakarta 12920, Indonesia

–   Custodian

PT Kustodian Sentral Efek Indonesia

Indonesia Stock Exchange Building, Tower 1, 5th Floor, Jl. Jend. Sudirman  Kav. 52–53, Jakarta 12190, Indonesia

–   Rating Agency

PT Pemeringkat Efek Indonesia

Panin Tower Senayan City, 17th Floor, Jl. Asia Afrika Lot. 19, Jakarta 10270

–   ADR Depositary

The Bank of New York Mellon Corporation

Barclay Street, NY, USA – 10286

–   Authorized Agent for Service of Process in the United States

Puglisi and Associates

850 Library Ave # 204, Newark, DE 19711, USA

Employee Union	:	The Telkom Employees Union (Serikat Karyawan Telkom or "SEKAR")

Information about the legislation under which we operate and a description, including the amount invested, of our principal capital expenditures and divestitures (including interests in other companies), since the beginning of our last three financial years, is contained elsewhere in this Form 20‑F.

Telkom Indonesia Milestones

1856‑1884

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

1906‑1965

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

We launched the Telkom‑1 satellite.

2001

We and Indosat eliminated joint ownership and cross-ownership in certain companies as part of the restructuring of the telecommunications industry in Indonesia. We acquired Indosat’s 35.0% shareholding in Telkomsel, increasing our shareholding to 77.7%. We divested our 22.5% shareholding in PT Satelit Palapa Indonesia, or Satelindo, and 37.7% shareholding in PT Lintasarta Aplikanusa. At the same time, we lost our exclusive rights as the sole operator of fixed line services in Indonesia.

2002

We divested a 12.72% shareholding in Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), and decreasing our shareholding in Telkomsel to 65.0%.

2004

We launched an international direct dialing service for fixed lines with the access code of 007.

2005

We launched the Telkom‑2 satellite.

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

2017

The Telkom 3S satellite was launched in February 2017 and commenced full operations on schedule, starting in April 2017.

In August 2017, we completed the Southeast Asia-United States (SEA-US) submarine fiber cable connecting Manado, Indonesia to California, United States. The SEA-US cable is built, owned, and operated by a consortium of seven companies.

In October 2017, Telkomsel secured an additional 30 MHz spectrum at 2.3 GHz frequency, after winning the auction held by Ministry of Communication and Information.

B.          BUSINESS OVERVIEW

Strategy

We are currently transforming our Company to become a digital telecommunications company to meet our vision of becoming the "King of Digital in the Region", with a view to becoming one of the ten largest telecommunications companies by market capitalization across Southeast Asia, East Asia, South Asia, Australia and New Zealand.

In order to realize such vision, we aim to continue to digitalize business by adapting connectivity-driven business to end-to-end digital experience, transform into digitized enterprise, and embrace digital culture by agile and data-driven value creation and collaboration practices. Implementation of the digital culture includes elimination of manual processes to adapt proper developments of digital business and strong digital platform for our products and services. We also aim to improve customer experience and business processes which facilitate faster product development, delivery, and time-to-market, as well as efficient allocation of resources.

We intend to strengthen our broadband services, develop digital platforms and solutions as well as digital services. Our strategy is to deliver high quality digital TIMES products and services that are personalized and responsive to our customers' needs by leveraging our digital ecosystem, and synergistically providing a seamless offering. We believe this strategy will provide a platform for our growth and competitiveness in a  dynamic industrial environment. In order to generate effective business growth, we will continue to organize and streamline our businesses to deliver value to our customers.

Business Portfolios

We organize our business under our digital TIMES portfolio in order to focus on creating customer value. Our six product portfolios are categorized under three lines of business, namely "Telecommunications Business", "Information Business" and "Media and Edutainment Business", and include services and extensions provided in conjunction with our business lines.

Our Telecommunications Business operates four product portfolios, namely:

•	mobile portfolio, which comprises mobile broadband services as well as mobile legacy services including mobile voice and SMS;
•	fixed portfolio, which comprises fixed voice and fixed broadband services;
•	wholesale and international business portfolio, which comprises wholesale telecommunication services, which include our interconnection business, and our international business; and
•	network infrastructure portfolio, which comprises our satellite operations, tower operations and infrastructure and network management.

Our Information Business operates our enterprise digital portfolio which comprises information and communications technology platform services and smart enabler platform services.

Our Media and Edutainment Business operates our consumer digital portfolio which primarily comprises media and edutainment services. We offer mobile-based digital life, e-Commerce and IPTV services to our customers.

We also operate a property management business which aims to leverage our property assets across Indonesia.

Historically, the largest share of our revenue has been derived from services related to our telecommunications businesses. Our business has not experienced significant seasonality.

The following is a brief overview of our product portfolios.

A. Telecommunications Business

1. Mobile Portfolio

Our mobile portfolio comprises mobile voice, SMS and value-added services, as well as mobile broadband.  We  provide mobile and cellular communications services with GSM technology through our subsidiary, Telkomsel.  Mobile services (including mobile data services) remained the largest contributor to our consolidated revenues in 2017.

Our prepaid services, which comprised 97.6% of our cellular subscribers as of December 31, 2017, are marketed under the brands simPATI, Kartu As and Loop. Our postpaid mobile services, which comprised 2.4% of our cellular subscribers as of December 31, 2017, are marketed under the brand kartuHalo.

–   simPATI is a prepaid service that targets the needs of the middle class market segment to provide a high quality telecommunication service, through the purchase of starter packs and top-up vouchers.  Telkomsel offers various packages from time to time, such as the simPATI Combo and Flash packages. Telkomsel provides traffic generated by simPATI subscribers priority of access to its network over traffic generated by Kartu As subscribers.

–   Kartu As  is a prepaid service targeting the lower middle class market segment, and offers a more affordable price compared to simPATI.

–   Loop is a prepaid service targeting the youth segment through the provision of attractive data package options.

–   kartuHalo is a postpaid mobile telecommunications service targeted at the premium, professional and corporate market segments. kartuHalo offers several package options for our customers, including the HaloKick and HaloFit My Plan package options. Package options vary based on price and data allowance, among other factors.

Our total cellular subscriber base increased 12.9%, or 22.4 million subscribers, from 173.9 million subscribers (comprising 169.7 million prepaid subscribers and 4.2 million postpaid subscribers) as of December 31, 2016 to 196.3 million subscribers (comprising 191.6 million prepaid subscribers and 4.7 million postpaid subscribers), as of December 31, 2017. The increase in our total cellular subscriber base was primarily driven by an increase in simPATI subscribers as a result of our promotion of packages aimed at acquiring new customers in response to increasing competition.

Our mobile broadband services for all of our customers are marketed under the Telkomsel Flash brand name and are supported by LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2017, we had 85.3 million Telkomsel Flash subscribers, compared to 60.0 million subscribers as of December 31, 2016, an increase of 42.1%, or 25.3 million subscribers. This increase was primarily a result of our successful promotion of mobile package options which offered lower tariffs that incentivized our customers to migrate from the pay-as-you-use usage model.

We continued to expand our 4G/LTE network in 2017. We continually analyze the market for potential expansion of our 4G/LTE network. We only commit to expand or add capacity to our network in geographies where our analysis indicates there is sufficient demand to support the service. In 2017, we continued to deploy 4G/LTE services in more cities and had 49.6 million 4G/LTE subscribers and 4G/LTE services covering 490 cities in Indonesia with 28,153 BTS as of December 31, 2017.

2. Fixed Portfolio

Our fixed portfolio comprises fixed voice and fixed broadband services.

In 2017, we continued to actively promote our “more for less” program, which aims to provide customers with more relevant benefits at a lower price through bundling services. Our bundling program is marketed under the retail brand "IndiHome", which allows customers to choose one or more of our  services, which consist primarily of broadband internet, fixed wireline phone and interactive TV services, at a competitive price. We typically offer promotions for IndiHome products during festive periods such as Ramadan, Indonesian Independence Day, Christmas and New Year's Day.

In addition, we continued to add value-added services and features to our IndiHome product in 2017 in order to increase its attractiveness to potential customers. We offer customers the ability to upgrade internet speed and Over the Top content such as iflix, HOOQ and CATCHPLAY to enhance the customer experience. We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all Indonesia wifi.id access points. During 2017, we also intensified our efforts to encourage customers to use our myIndiHome application for service subscription, troubleshooting and as a payment gateway.

As of December 31, 2017, we had approximately 11 million subscribers on our fixed wireline network and 5.3 million fixed broadband subscribers.

3. Wholesale and International Portfolio

Our wholesale and international portfolio (which we previously referred to as our interconnection and international portfolio) includes wholesale telecommunications services and our international business which is conducted through our subsidiary Telin.

Wholesale telecommunications services comprise primarily interconnection services, as well as network services, Wi-Fi, value-added services, hubbing, data center and content platform, data and internet, and solutions. We earn revenue from interconnection services from other telecommunications operators that utilize our network and infrastructure in Indonesia, both for calls that terminate at or transit via our network. Similarly,  we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services.

We also have limited operations and/or interests in a number of jurisdictions outside Indonesia in telecommunications and data related areas. Our international operations comprise operations in the following jurisdictions:

•

Singapore, through Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), where we operate as a telecommunications provider, providing cloud and connectivity, wholesale voice services and data center and managed services;

•

Hong  Kong, through Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), where we provide wholesale voice services, wholesale data services, satellite transponder services, retail mobile services (MVNO) and operate a GraPARI center;

•	Timor Leste, through Telekomunikasi Indonesia International S.A. ("Telin Timor Leste"), where we provide mobile cellular services, enterprise solutions and wholesale and international services;

•

Australia, through Telekomunikasi Indonesia International Pty. Ltd. ("Telkom Australia") and its subsidiary, Contact Centres Australia Pty Ltd ("OneContact"), where we provide business process outsourcing services;

•	Macau, through Telin Macau Limited, where we provide MVNO services and operate a GraPARI center;

•	Taiwan, through Telin Taiwan Limited, where we provide MVNO services and operate a GraPARI center;

•

Malaysia, through Telekomunikasi Indonesia International Sdn. Bhd. ("Telin Malaysia"), where we have a minority ownership interest in a joint venture that provides MVNO services, international airtime services and support and wholesale voice services. We also provide VSAT services to corporate customers through TS Global Network Sdn Bhd;

•

United States, through Telekomunikasi Indonesia International Inc. ("Telkom USA"), where we provide data services, internet connectivity (locating and operating PoP, peering, transit) services and wholesale voice services;

•	Myanmar, through a branch office, where we provide IP transit services and dedicated internet access;

•	Saudi Arabia, through a sales representative where we provide mobile services (under the SimPATI Saudi brand name, which is a co-branded product that we offer with a local operator); and

•	New Zealand, through Contact Centres New Zealand Limited ("OneContact"), where we provide business process outsourcing services.

4. Network Infrastructure Portfolio

Our network infrastructure portfolio includes satellite operations, tower operations and infrastructure & network management.

Satellite

Our satellite operations consist primarily of leasing satellite transponder capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up-link and down-link services for domestic and international users. We manage our satellite business through our subsidiaries, Metra and Patrakom. For more information see “Network Infrastructure and Development — National Network — Transmission Network — Satellites”.

In November 2017, we entered into a conditional sale and purchase agreement to acquire up to 70% of the equity of TS Global Network Sdn Bhd, a Malaysian satellite communications services and solutions specialist. The acquisition is subject to regulatory approvals. The total acquisition value is up to RM108.5 million, and will be paid in two tranches. This acquisition is being made in an effort to expand into the regional market and to strengthen our vision as a digital telecommunications company.

Tower

We lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2017, we had approximately 29,061 towers, comprising approximately 11,061 towers owned by Dayamitra and approximately 18,000 towers owned by Telkomsel, which was larger than the number of towers that were owned by each of PT Tower Bersama Infrastructure Tbk (“Tower Bersama”), PT Sarana Menara Nusantara Tbk (“Protelindo”) and PT Solusi Tunas Pratama Tbk, which are our principal competitors in the towers business. We aim to consistently expand our tower business, as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues from third party telecommunications providers.

Infrastructure/Network Management

We build capabilities and provide managed infrastructure services by developing in-house capabilities and innovative solutions for infrastructure ecosystems to improve customer's profitability. We accomplish this through leveraging existing business in our portfolio and by performing construction and network maintenance works, and expanding the infrastructure services maintenance market in the region. As of December 31, 2017, we had completed the Southeast Asia-United States (SEA-US) submarine fiber cable connecting Manado, Indonesia to California and completed the construction of several segments of Indonesia Global Gateway (IGG).

B. Information Business

5. Enterprise Digital Portfolio

Our enterprise digital portfolio comprises information and communications technology platform services and smart enabler platform services.

Information and Communications Technology Platform Services

We provide information and communications technology platform services, which comprise the following services:

•

enterprise connectivity, including satellite transponder leasing, fixed voice, fixed broadband and data communication services (comprising IP VPN, leased channel, ethernet services and managed network services);

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

In November 2017, we signed a sale and purchase agreement to acquire 60% of PT Bosnet Distribution Indonesia, a leading FMCG (fast moving consumer goods) logistics information and communications technology solution company in Indonesia. In December 2017, we signed a sale and purchase agreement to acquire 60% of PT Nutech Integrasi, a systems integrator company in information and communications technology, especially in information and communications technology development for the public transportation industry.

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

As of December 31, 2017, we provided a total bandwidth of 1,861,442 Mbps to our broadband customers and 938,040 Mbps to our data communication services customers.

C. Media and Edutainment Business

6. Consumer Digital Portfolio

Our consumer digital portfolio primarily comprises media and edutainment services that we offer to consumers such as mobile-based digital services, e-Commerce services and IPTV services. We also operate a venture capital fund through our subsidiary, PT Metra Digital Investama, which is also known as MDI Ventures.

We offer IPTV services including TV-on-demand and video-on-demand that we provide as part of our IndiHome services. Our e-Commerce services comprise blanja.com, an online marketplace that facilitates consumer-to-consumer and business-to-consumer sales.

Our mobile-based digital services represent a group of digital businesses. Our mobile-based digital services consist of:

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

•

digital advertising and analytics are part of Telkomsel’s digital business offering, and consist of digital advertising business and mobile banking solutions. The digital advertising business provides digital advertising media solutions for marketers. Mobile banking solutions provides mobile functions for the banking industry, such as banking SMS and user menu browser services;  and

•

Internet of Things business, which was introduced in 2017 and will enable our customers to have visibility on and manage their smart devices with a goal toward improved efficiency, productivity and security, ultimately improving their business.

D. Property Management

Technological advancement in the telecommunication network engineering has given way to a more efficient use of equipment space. Our Company has been affected by these trends, as the adoption of newer and smaller-sized switching and transmission equipment has left significant areas of unused space in our building and land assets. Hence, we aim to leverage our assets which are not currently being optimally utilized to be developed into non network-related facilities such as office buildings, business buildings, hotels, and other profitable investments. We conduct this leveraging process through our subsidiary, Telkom Property. Services offered include property development (planning, development and development of property area), property lease (property leasing), property facilities (business line engaged in retail and leasing, transportation and management system) and property management (building management, mall, apartment and security service).

In 2017, Telkom Property was undertaking several property developments in accordance with the targets and standards of our Company. The asset leveraging process can be split into two categories, namely "synergy projects"and “partnership projects”. Synergy projects are projects which involve the building up or fitting out of our idle land or building for use by our subsidiaries. Our goal for these projects is in achieving economies of scale and cost efficiencies. Synergy projects currently being undertaken by Telkom Property include (i) offices in Jakarta, Bandung, Medan, Denpasar, Pekanbaru, Pematangsiantar, Semarang, Sorong and Bekasi, (ii) hotels in Bandung and Makassar, and (iii) a residential complex in Surabaya. In the retail business, we undertake "partnership projects" where we offer our facilities to third party users for long term leases or other incremental services. Several prospective projects include office lease, restaurant, retail building rent, and co-working space collaborations. We seek to maximize revenue and profit in these projects despite property management being a non-core business activity for our Company.

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

National Network

We believe infrastructure development and the provision of connectivity are crucial aspects in our vision to become the “King of Digital”. We continue to pursue development of our network infrastructure to offer more efficient and cost-competitive services, in line with the Government’s Indonesia Broadband Plan which lays out its aspirations to accelerate and expand broadband penetration in Indonesia. In addition, we aim to continue to develop and improve our network infrastructure with a view to developing a high-quality, efficient and competitive infrastructure in terms of costs for delivery of services.

As a result, we plan to continue to actualize digitization in Indonesia through our Indonesia Digital Network program which comprises three components, namely id-Convergence  ("id-Con"), id-Access and id-Ring, described below:

-

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

-

id-Access: represents our strategy to increase nationwide fixed and mobile broadband access penetration. We are focused on expanding our fiber optic network and modernizing our current access network infrastructure in order to realize cost efficiencies and deliver new services. Under this program, we intend to continue replacing copper cable network with fiber optic cables and terminating legacy node service networks. We intend to continue laying out fiber optic cables which are able to serve multi-segment customers, including home and enterprise customers as well as the BTS network of Telkomsel and the network infrastructure of other operators. We believe that this may provide us with opportunities to expand our sources of revenue. In addition, we intend to continue improving the cross-operability of our and Telkomsel's broadband networks.

-

id-Ring: represents our aim to develop a resilient nationwide fiber optic backbone and establishing our domestic network infrastructure as a hub for international broadband traffic. In order to implement this strategy, we are developing the Indonesia Global Gateway cable system, which we intend to complete  in the third quarter of 2018. It will leverage Indonesia's strategic geographic location and provide an alternative direct broadband connection between Europe, Asia and America. In addition, we are actively developing a nationwide infrastructure network with a fiber optic backbone, which covered 445 cities in Indonesia as of December 31, 2017. Furthemore, we are currently developing our Telkom-4 satelite, which is also known as the Merah Putih Satellite and is scheduled for launch in July 2018. This capacity of this satellite will be 60 TPE, which consists of 48 C-Band transponders and 12 extended C-Band transponders and it will cover the Southeast Asia and South Asia regions.

Fixed Wireline Network

As of December 31, 2017, we managed approximately 11 million fixed wireline (fixed voice) connections. The following table sets forth data related to our fixed wireline network as of the dates indicated.

	As of December 31,
Operating Statistics	2013	2014	2015	2016	2017
Exchange capacity(1)	13,918,369	13,946,801	14,946,076	15,738,803	13,253,971	(3)
Installed lines(1)	10,650,652	10,341,807	14,946,076	15,738,803	13,253,971	(3)
Lines in service(2)	9,350,806	9,698,255	10,276,887	10,663,000	10,957,118

(1)  Exchange capacity and installed lines since December 31, 2015 includes capacity and lines from TDM-based, softswitch and IMS technologies, which leads to the exchange capacity being equal to the installed lines.

(2) Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.
(3) Due to node modernization program, our TDM and softswitch customers had been migrated to IMS, and we will not expand the exchange capacity and installed lines for those technologies anymore.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operator in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE, 3.5G and 4G/LTE networks. The GSM/DCS network consists of 15 MHz of spectrum allocation on the 800/900 MHz frequency and 22.5 MHz of contiguous spectrum allocation on the 1.8 GHz frequency. Telkomsel’s 3G network uses 15 MHz of contiguous spectrum allocation on the 2.1 GHz frequency. In October 2017, Telkomsel won an auction for an additional 30 MHz spectrum on the 2.3 GHz frequency. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In December 2014, Telkomsel became the first operator in Indonesia to commercially launch 4G/LTE services.  In 2017, Telkomsel added 31,672 BTS (including 21,791 4G/LTE BTS), and as of December 31, 2017, Telkomsel’s digital network was supported by 160,705 BTS (including 28,153 4G/LTE BTS). In 2017, Telkomsel added an additional 9,901 3G BTS, bringing the total to 82,228 3G BTS as of December 31, 2017.

Data and Internet Network

In 2017, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2017, we provided broadband access using fiber optics to 18.6 million home passed. As of December 31, 2017, our metro ethernet network expanded to 202,401 Gbps, which is able to provide broadband services throughout Indonesia. The metro ethernet is also used as the main link for IndiHome broadband services, softswitches and integrated multimedia subsystems (IMS) related to voice services, video services, enterprise VPN services and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2017, we have extended the capacity of our internet gateway to reach an installed capacity of 1,510 Gbps. This ensures the adequacy of the internet gateway capacity in anticipation of the expected growth for both fixed and mobile broadband traffic. In 2017, we also operated content delivery networks (CDN) with an aggregate capacity of 1,621 Gbps in collaboration with Akamai, Google, Yahoo, Conversant, Edgecast, ChinaNet and OTT video content providers such as iFlix and HooQ.

As of December 31, 2017, we maintained eight main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen) and Manado (at Manado Centrum and Manado Paniki). In addition, we also maintained 34 primary points of presence in 29 cities in Indonesia. During 2017, we completed two main points of presence in North Sulawesi (at Manado Centrum and Manado Paniki) and two primary points of presence in East Java  (at Malang and Kediri).

Throughout 2017, we chose to dismantle certain access points which provided Wi-Fi services in locations where there was low utilization, which led to a decrease in total installed access points. As of December 31, 2017, a total of 352,642 access points had been installed.

Data Center

As of December 31, 2017, we operated data centers with approximately 102,200 square meters of gross facilities (inclusive of non-operational space such as parking lots, pedestrian walkways and grassy areas),  including approximately 41,000 square meters of office space, located in Singapore and various sites in Indonesia. With the capabilities of this network, we are able to provide integrated data storage solutions to companies in Indonesia and Singapore.

Transmission Network

In 2017, we focused on the development of our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunication network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies.

Communications Cable System

Our transmission network had 23 backbone rings with an aggregate capacity of 120,000 Gbps as of December 31, 2017. As of December 31, 2017, we operate a fiber optic backbone totaling 90,854 km, which covers provinces from Aceh to Papua, including the Sulawesi-Maluku-Papua Cable System and the Aceh-Sibolga-Batam-Larantuka Submarine Cable System that we completed in 2017.

To increase our traffic capacity and broadband services in 34 cities in eastern Indonesia, we completed the construction of a backbone ring, known as the Sulawesi-Maluku-Papua Cable System (SMPCS) that connects these cities that have previously been served by satellite transmission. The Sulawesi-Maluku-Papua Cable System was developed in two segments, with the first segment being 4,300 km long, serving 21 district capitals and connecting Kendari, Manado, Ternate, Ambon, Sorong,  Fakfak, Makasar and Maumere, and the second segment being 3,155 km long, serving 13 district capitals and connecting Jayapura, Sarmi, Biak, Manokwari, Sorong, Fakfak, Timika and Merauke. We completed the first segment in 2015 and the second segment in the first quarter of 2017.

In addition to the SMPCS deployment, and in order to fulfil our commitment to develop a nationwide infrastructure network with fiber optic backbone in several cities such as Sabang, Simeulue, Gunung Sitoli, Kalabahi, and Karimun, we also deployed an additional submarine cable system in 2017, namely the ASBL (Aceh-Sibolga-Batam-Larantuka) Cable System, which consists of five links: namely Banda Aceh-Sabang, Simeulue-Bakongan, Sibolga-Nias, Larantuka-Kalabahi-Atambua, and Batam-Tanjung Balai Karimun. The total length of this cable system is 775.18 km.

We also intend to leverage Indonesia's strategic geographic location and to provide an alternative direct broadband connection between Europe, Asia and America by developing the Indonesia Global Gateway (IGG) cable system. The Indonesia Global Gateway cable system is intended to connect two major submarine cable systems, namely the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and, the Southeast Asia-United States (SEA-US) submarine cable systems. The Indonesia Global Gateway (IGG) cable system is also planned to connect 12 major cities within Indonesia, including Batam, Jakarta, Surabaya and Manado, spanning a length of 5,480 km. We expect this cable system to increase our domestic traffic capacity and broadband services. As of December 31, 2017, we had completed the construction of several segments of this cable system, namely in Manado, Makassar, and Bali.  We expect to complete the construction of this cable system by the end of the third quarter of 2018.

Satellites

We operate two satellites, namely Telkom-2 and Telkom-3S.

The Telkom-1 satellite operates at orbital slot 108 E. It has a capacity of 36 transponders (which is equivalent to an aggregate of 36.00 TPE) consisting of: (i) 24 standard C-band transponders;  and (ii) 12 extended C-band transponders, with coverage over Indonesia. We obtained an assessment from Lockheed Martin Corporation that estimated that the operational lifespan of the Telkom-1 satellite would be through 2021.

On August 25, 2017, a fuel leak affected the orientation of our Telkom-1 satellite, rendering it unusable and causing disruption to services provided by the satellite. As a result, we had to migrate the services which had previously been provided by Telkom-1 to our other two satellites or to third party satellites, which required us to lease some additional capacity. Services to affected customers were affected for a few weeks while migration processes were undertaken, but were restored to normal condition by September 11, 2017.

The Telkom-2 satellite currently operates at orbital slot157 E. We expect to operate the Telkom-2 satellite at such orbital slot for its remaining estimated operational life which ends in 2020.  The Telkom-2 satellite has a capacity of 24 standard C-band transponders (which is equivalent to an aggregate of 24.00 TPE) with coverage over Indonesia and South Asia.

The Telkom-3S satellite was launched in February 2017 and began operations in April 2017. We have located the Telkom-3S satellite at orbital slot 118 E to replace the Telkom-2 satellite and transfered all of the Telkom-2 satellite's transmission services to the Telkom-3S satellite. The Telkom-3S satellite has a capacity of 42 transponders (which is equivalent to an aggregate of 49.00 TPE) consisting of: (i) 24 standard C-band transponders; (ii) 8 extended C-band transponders; and (iii) 10 Ku-band transponders, which would have coverage over Indonesia.

In addition, we have entered into a contract for the procurement of the Telkom-4 satellite,  also known as the Merah Putih satellite. The Merah Putih satellite is currently planned for launch in the third quarter of 2018 as a replacement for the Telkom-1 satellite. It is currently being constructed and designed to have a capacity of 60 transponders (which is equivalent to an aggregate of 60.00 TPE) which would consist of: (i) 24 standard C-band transponders which would have coverage overSouth East Asia; (ii) 24 standard C-band transponders which would have coverage over South Asia; and (iii) 12 extended C-band transponders, which would have coverage over South East Asia.

All of our satellites are controlled from a  main control station in Cibinong, Bogor in West Java. To ensure the continuity of services, we operate a backup control station in Banjarmasin, South Kalimantan.

We also leased a 67.29 TPE (transponder equivalent to 36 MHz) from the following satellites: Apstar-6 (134 E) in the amount of 12.58 TPE, Apstar-9 (142 E) in the amount of 10.52 TPE, Chinasat-10 (110.5 E) in the amount of 12.59 TPE, Chinasat-11 (98 E) in the amount of 1.88 TPE, Eutelsat 172A (172 E) in the amount of 10.64 TPE, JCSAT 5A (132 E) in the amount of 1.81 TPE, KTSAT 8 (75 E) in the amount of 1.81 TPE, Measat (91.4 E) in the amount of 9.25 TPE, PSN Incline (146 E) in the amount of 6.22 TPE.

International Networks

We plan to continue with the development of our international network infrastructure to support our international expansion strategy and vision to be the “King of Digital in the Region". We operate international gateways in Batam, Jakarta and Surabaya to route outgoing and incoming calls on our IDD service (“007”).

We currently own or have interests in global submarine cable infrastructure that connects the continents of Europe, Asia and America through submarine cable system consortiums for the Batam-Singapore Cable System (BSCS), Dumai-Malacca Cable System (DMCS), Asia-America Gateway (AAG), Southeast Asia-Japan Cable System (SJC), the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine cable system, which was completed in December 2016, and the Southeast Asia-United States (SEA-US) submarine cable system which was completed in August 2017.

To support our international services for both voice and data, Telin operates 57 points of presence in various parts of the world, including in Asia (nine  points of presence in Indonesia, four points of presence in Singapore, three points of presence in Hong Kong, one point of presence in each of Dili, Dubai, Kuala Lumpur, Seoul, Tokyo, Taipei and Yangon), Europe (one point of presence in each of Amsterdam, Palermo, Milan, Stockholm, Luxemburg, Switzerland, Kiev, Warsaw, Moscow, Madrid, Sofia, Vienna, Frankfurt, Berlin, London, Manchester, Paris, Marseilles, Munich, Dublin, and Brussels), Canada (one point of presence in Toronto) and the United States (two points of presence in Los Angeles, CA and one point of presence in each of Ashburn,  New York, Guam, Hawaii, Chicago, Seattle, Miami, Palo Alto, Santa Clara, and San Jose).

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the periods indicated.

	Years Ended December 31,
	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	100,456	114,093	125,970	9,285
Foreign Countries	2,014	2,240	2,286	168
Total	102,470	116,333	128,256	9,453

Overview of Telecommunication Services Rates

Under Law No.36 of 1999 and Government Regulation No.52 of 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.           Fixed line telephone tariffs

Under MoCI Regulation No.15/2008, the tariff structure for basic telephony services connected through fixed line network is comprised of the following:

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

•	basic telephony services tariff;
•	roaming tariff; and/or
•	multimedia services tariff,

with the following traffic structure:

•	activation fee;
•	monthly subscription charges;
•	usage charges; and
•	additional facilities fee.

c.           Interconnection tariffs

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 of the Director General of Post and Informatics of the MoCI ("DGPI"), the DGPI required our Company and Telkomsel to submit Reference Interconnection Offer (“RIO”) proposals to the Indonesian Telecommunication Regulatory Body (“ITRB”) for evaluation on an annual basis. Subsequently, the ITRB in its letters No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 approved our Company’s and Telkomsel's RIO revisions and approved an SMS interconnection tariff at Rp24 per SMS. On January 18, 2017, ITRB in its letters No.20/BRTI/DPI/I/2017 and No.21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.           Network lease tariffs

Through MoCI Regulation No.03/PER/M.KOMINFO/1/2007 ("MoCI Regulation No.03/2007") Regulation (on network lease), the Government regulated the form, type, tariff structure and tariff formula for services related to network leases. Pursuant to MoCI Regulation No.03/2007, the Director General of Post and Telecommunication issued Decree No.115 of 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider” in conformity with the Company’s proposal.

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

We adjust our marketing and promotional strategy and customer service in accordance with the characteristics of our businesses, products and services as well as customer preferences. The following provides a description of our marketing and promotional strategies by each customer segment.

Mobile Customers

For our mobile customer segment, we focus our marketing efforts to encourage customers who currently only utilize mobile voice and SMS services to commence utilizing mobile broadband services. For instance, in 2017, we continued to offer device bundling programs under which we sell 3G-capable and 4G/LTE-capable devices which we bundle with data package options. We also continued our promotion of mobile package options in order to encourage existing mobile broadband services customers to increase their use of such services. In addition, we continued to focus on promoting data package options which target the youth segment which we market under our Loop brand. Our efforts to increase our subscribers and ARPU include providing digital lifestyle and digital payment services which we provide as mobile-based digital life services.

In 2017, we continued to introduce new products and to revamp our mobile package options in order to appeal to our various groups of customers. For example, we introduced HaloKick, a mobile package option for postpaid customers which offers rewards and benefit, including extra TCASH, Telkomsel points and large data and content allowances for accessing high definition streamed videos. In 2017, we also revamped our Talkmania voice package and combination package which includes voice and SMS bonus in order to maintain our legacy business and remain competitive in our data business. We also continued to promote our MyTelkomsel application by providing discounts to users who use the app to buy packages.

Consumer Customers

For our consumer customers, especially for IndiHome, which positions itself as a premium broadband service for home retail customers, our marketing strategy is to allow customers to access additional benefits through various add on options designed to meet a particular customer’s requirements. In addition, we continued to add value-added services and features to our IndiHome products in 2017 in order to increase its attractiveness to potential customers. For instance, we offer customers the ability to upgrade internet speed,  various add on services such as minipack UseeTV, OTT streaming video, additional hybrid box, mania phone package, Movin' and OTT content such as iflix, HOOQ and CATCHPLAY to enhance customer experience. We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all Indonesia wifi.id access points. During 2017, we also intensified our efforts to encourage customers to use our myIndiHome application for service subscription, troubleshooting and as a payment gateway.

Enterprise Customers

For our enterprise customers, we implement a marketing strategy under the Smart Connected Society program, which comprises: (i) a smart government initiative, under which we aim to become the Government's strategic information and communications technology ("ICT") partner by collaborating with government on strategic ICT mega-deals  that focus on the digital customer experience; (ii) an enterprise connected ecosystem initiative, under which we market end-to-end digital ICT solutions to our enterprise customers which provide customized solutions for each of our customers and (iii) the SME digital society initiative, under which we market basic ICT solutions in bundled packages to SMEs in Indonesia through crafting the best-fit digital market platform and SME customer experience.

Wholesale and International Business Customers

Our wholesale and international business customers are mainly domestic other license operators (OLO’s), service providers, global wholesaler and carrier, and enterprises that related with our product or services such as international data center or international connectivity (IPLC) besides retail customers in our international operation of MNO and MVNO. However, for both our wholesale and international business and our network infrastructure portfolio, we focus on implementing: (i) smart pricing, which is our strategy to tailor prices to particular types of customers and with the aim of maintaining interconnection traffic; (ii) maximizing existing data and internet business through aggregation of traffic from and/or to customers;  and (iii) improving services for international data center, MNO, MVNO and BPO customers in order to maintain strong relationships with our customers.

Digital Service Customers

For our digital service customers, we implement a marketing strategy which focuses on strengthening and improving digital innovation, including by:

•	creating digital services with unique features, such as digital music, video, gaming, e-commerce and travel;
•	designing digital business models which we specifically tailor for each of our corporate customers;
•	providing customer experience innovation through a digital theme park, experience center and digital experiences at our outlets;
•	leveraging our assets and inventory to obtain increasing insight into digital services and customer experience; and
•	growing the portfolio of our digital business through investment in digital startups in order to be a part of Indonesia’s digital ecosystem.

Distribution Channels

The following are our primary distribution channels for our products and services:

•

Face-to-face customer service points include walk-in customer service points and mobile units, where customers have access to the full range of Telkom and Telkomsel’s products and services, including billing, payment, subscription cancellation,  promotion and complaint handling. Plasa Telkom outlets generally provide access to Telkom products and services and GraPARI centers generally provide access to Telkomsel products and services. In recent years, we have been introducing Telkomsel products at certain Plasa Telkom outlets and have established four digital GraPARI outlets as of December 31, 2017, which offer both Telkom and Telkomsel products. As of December 31, 2017, we managed 535 Plasa Telkom outlets and 432 GraPARI centers in Indonesia (including GraPARI centers which are managed by third party business partners), 10 international GraPARI centers (in Saudi Arabia, Singapore, Hong Kong, Macau, Taiwan and Malaysia) and four GraPARI Telkom Group centers, which provide the most comprehensive services for both retail and corporate customers of Telkom and Telkomsel. Several of our GraPARI centers operate on a 24-hour basis. As of December 31, 2017, we also operated 761 GraPARI mobile units and 1,142 IndiHome mobile units which are sales points located in vehicles which can travel to reach customers across the country.

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

•

Contact centers are call centers that support our customers’ ability to access certain of our products and services, including making billing enquiries, submitting complaints and accessing certain promotions and service features. We operate 24-hour contact center facilities in Jakarta, Semarang, Bandung, Surabaya, Makasar, Malang and Medan.
•	Account Management Teams are teams that manage relationships and account portfolios of large enterprises, Government agencies, medium-scale businesses and wholesale customers.
•

Sales Specialists have deep product and technical knowledge in order to provide appropriate and effective recommendations of solutions to corporate customers who work together with our Account Managers.

•	Tele Account Management is a team that supports our SME customers and prospective business customers through inbound and outbound calls for pre-sales, sales and other customer service requirements.
•

Channel Partners serve as value added resellers that conduct sales and marketing activities to our enterprise customers to seek their specific requirements and to our retail customers to offer retail packages. We also engage third parties to conduct sales activities to retail customers at certain events.

•

Digital Touch Points are web and mobile application-based services which we provide to our IndiHome subscribers and corporate customers. We operate myIndiHome, a self-care mobile application-based service for IndiHome customers, that allows customers to register new subscriptions, manage payments and billing, report and monitor network problems, access video-on-demand services and manage customer reward programs. During 2017, we also intensified our efforts to encourage customers to use our myIndiHome application for service subscription, troubleshooting and as a payment gateway.

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

We have secured new licenses that have been adjusted as required, which are as follows:

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency, 22.5 MHz of spectrum allocation in the 1.8  GHz frequency and 15 MHz of spectrum allocation in the 2.1  GHz frequency and 30 MHz additional spectrum in the 2.3 GHz frequency which was won at auction in October 2017. The licenses do not have a set expiry date, but will be evaluated every ten years. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTSs.

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

Payment Method Using e-Money

Following the implementation of Bank Indonesia Regulation No.11/11/PBI/2009, as amended by PBI No.14/2/PBI/2012, and Circular Letter of Bank Indonesia No. 14/17/DASP dated 7 June 2012, which was last amended by Circular Letter of Bank Indonesia No.18/33/DKSP (on the usage of card-based payment instruments (“APMK”)) and Bank Indonesia Regulation No.11/12/PBI/2009, as amended by Bank Indonesia Regulation No.18/17/PBI/2016 on e-Money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-Money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-Money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP. We operate our e-Money business under the brand name “T-cash”. With the issuance of Bank Indonesia Circular Letter No.9/9/DASP, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai prepaid card.

These permits do not have a set expiry date or a period of adjustment as long as: (i) we and Telkomsel continue to conduct the relevant businesses and we do not violate any applicable regulation; and (ii) the Government does not amend or revoke such permits.

Remittance Service

We and Telkomsel have licenses to operate as money transfer services providers pursuant to Bank Indonesia letters No.11/23/Bd/8 of 2009 and No.12/48/DASP/13 of 2009. These permits do not have a set expiry date or a period of adjustment as long: (i) as we and Telkomsel continue to conduct the relevant businesses; (ii) we do not violate any applicable regulation and (iii) the Government does not amend or revoke such permits.

IPTV

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision (“Indonusa”) as a consortium obtained a license to operate IPTV services through MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 of 2011.

Construction Services Business License (“IUJK”)

In 2015, we renewed our IUJK which permits us to conduct national construction services, which is currently valid until November 2018.

Content Provider Services

We obtained a content provider services license in 2017 through MoCI Decree No. 1040 of 2017 dated May 16, 2017.

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

Telecommunications Industry in Indonesia

The Indonesian economy recorded growth of 5.1% in 2017 according to the Indonesian Central Bureau of Statistics along with national growth the telecommunications and information industry also recorded a healthy growth of 9.8% in 2017. This growth demonstrates that the need for telecommunication and access to information is still increasing and has become a basic need of Indonesian society and that people are continuing to increase telecommunication spending driven by an increase in purchasing power.

The telecommunications industry, especially the mobile segment, has been characterized by increased competition in recent years, particularly as operators have been offering promotions which include bonus data allowances in order to attract new customers. Customers have become more sensitive to data pricing, which has led to lower margins. We expect this competition to continue as operators continue efforts to attract new customers.

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration increasingly limited. By subscriber numbers, the three largest cellular operators in Indonesia are Telkomsel, Indosat and XL Axiata, which collectively accounted for more than 80% of the market share based on the estimated number of total subscribers as of December 31, 2017. As of December 31, 2017, Telkomsel remained the largest cellular provider in Indonesia, with approximately 196.3 million cellular subscribers and a market share of approximately 50.4% based on the estimated number of total subscribers.

The shifting trend from legacy services (such as voice and SMS) to data services continues to advance, driven by cheaper prices of smartphones as well as the rapidly growing youth segment. Data traffic has grown significantly, while SMS and voice service traffic has decreased. We expect that this trend will continue, given that smartphone penetration in Indonesia is still relatively low with relatively low data consumption by smartphone users, and that the growth of the telecommunications industry will be driven by the growth of data services.

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

The tower market experience demand disruption in 2015 and 2016 when the mobile network industry consolidated and conducted spectrum reallocation. XL acquired Axis in 2014 while Flexi and Bakrie Telecom effectively shut down their operations in the same year. The top four mobile network operators in Indonesia also spent part of their time in 2015 to reallocate the 1,800 MHz spectrum band in anticipation of 4G LTE technology roll-out. As the mobile network industry reconfigured its network requirement, the tower market demand experienced some setbacks during 2015 and 2016. Until end of 2017, we had approximately 29,061 towers, comprising approximately 11,061 towers owned by Dayamitra and approximately 18,000 towers owned by Telkomsel as of December 31, 2017, which was larger than the number of towers that were owned by each of Tower Bersama, Protelindo and PT Solusi Tunas Pratama Tbk. The tower market experienced less disruption in 2017 than 2015 and 2016. Tenancy growth has been improving as we foresee less tower rental demand disruption ahead.

The demand for fixed broadband services in Indonesia continued to increase in 2017, especially in the large cities, marked by an increase in total broadband subscribers. The Indonesian public is increasingly expecting high-quality internet connectivity to their homes as evidenced by the level of investment made by the Government and private enterprises for the development of fiber optic networks. Currently, the penetration of fixed broadband services in Indonesia is relatively lower than in some neighboring countries such as Singapore and Malaysia. Therefore, we expect that the fixed broadband segment will continue to grow in the future, in line with the expected growth of the middle class in Indonesia.

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

For the fixed broadband segmen the national fixed broadband market is still dominated by only few players. Link Net and Telkom hold a combined market share of approximately 80% in Indonesia. However, we still compete with other major fixed broadband service providers such as BizNet Networks as well as new providers such as PT Media Nusantara Citra Tbk and PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" brand). Given that obtaining licences and “Right of Way” access to lay cables from local municipal governments remains a time-consuming in Indonesia, barriers to entry the market remain high. This year, we have launched a new offering in the market under the brand IndiHome Dual Play and its success led MNC Play Media to revamp their offering and Link Net to extend promotion periods. Link Net has implemented a niche market strategy targeting regions with above-average income earners and affluent residential areas to roll out its network and achieve a high ARPU. Meanwhile, as s the largest fixed broadband operator, we focus on the mass market across the country and have focused our efforts in upgrading its DSL-based customers into fiber-based ones.

Under the Indonesia Broadband Plan 2014-2019, which was implemented through Presidential Decree No.96 of 2014, the Government intends to facilitate an increase in access to fixed broadband infrastructure in Indonesia. The Government's goal is for access to fixed broadband infrastructure in urban areas (with capacity of at least 20 Mbps) to reach 71% of households and 30% of the urban population, and for access to mobile broadband infrastructure (with capacity of at least 1 Mbps) to reach the entire urban population by 2019. For rural areas, the goal is for access to fixed broadband infrastructure (with capacity of at least 10 Mbps) to reach 49% of households and 6% of the rural population, and for access to mobile broadband infrastructure (with capacity of at least 1 Mbps) to reach 52% of the rural population by 2019. In the Indonesia Broadband Plan 2014-2019, broadband is defined as internet access with guaranteed nonstop connectivity, guaranteed durability and network security, as well as triple-play capability comprised of voice, internet and IPTV services with a minimum speed of 2 Mbps for fixed access and 1 Mbps for mobile access.

Competition

Competition Law

The Indonesian telecommunications sector is regulated by the Telecommunications Law, which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, to facilitate new entrants as well as to increase transparency and competition. The Telecommunications Law abolished the concept of "organizing entities" in the industry, which terminated the special status of Telkom and Indosat as the organizing bodies responsible for coordinating telecommunication services domestically and internationally. In order to increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among fellow telecommunication operators.

The Telecommunications Law is implemented through various Government regulations and ministerial regulations, including Government Regulation No.52/2000, MoCI Regulation No.1/PER/M.KOMINFO/01/2010 (on provision of telecommunication networks), as amended by MoCI Regulation No.7 of 2015, Decree of the Minister of Transportation No.KM33 of 2004 (on monitoring of fair competition of the fixed network and basic telephone service operations) and Decree of the Minister of Transportation No.KM.4 of 2001 (on the national basic technical plan 2000 for the national telecommunications development) ("National Technical Telecommunications Plan"). The National Technical Telecommunications Plan has been amended several times, most recently by MoCI Regulation No.17 of 2014. Along with the Telecommunications Law, the National Technical Telecommunications Plan determines the basic vision for the development of Indonesia’s telecommunications regulator.

The government is currently encouraging healthy competition and transparency in the telecommunications sector, even though the government does not prevent operators from obtaining a dominant position or increasing their dominance in the market through specific regulations. Nevertheless, the government prohibits market leading operators from abusing their dominant position.

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

As of December 31, 2017, Telkomsel remained the largest cellular provider in Indonesia, with approximately 196.3 million cellular subscribers and a market share of approximately 50.4% based on the estimated number of total subscribers. The next largest providers were Indosat and XL Axiata, which had a market share of approximately 28.3% and 13.7%, respectively, based on the estimated number of total subscribers as of December 31, 2017. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand, and Smartfren Telecom, which is part of the Sinar Mas Group.

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration increasingly limited. There were approximately 389.2 million cellular subscribers in Indonesia as of December 31, 2017, a 3.2% increase from 377.1 million as of December 31, 2016 according to BMI Research (a Fitch Group company). The shifting trend from legacy services (such as voice and SMS) to data services continues to advance, driven by cheaper prices of smartphones as well as the rapidly growing youth segment. Data traffic has grown significantly, while SMS service traffic has decreased. During the second half of 2017, Telkomsel saw a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to drop in the second half of 2017. These trends are likely to continue for the forseeable future, and  are attributable to the substitution of traditional voice and SMS services to Over the Top based calling and messaging services as smartphone penetration in Indonesia has risen.

The following table sets out information as of December 31, 2017 for each of three leading cellular providers in Indonesia:

Operator
	Telkomsel	Indosat	XL Axiata
Launch date	1995	1967	1996 (2)
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	15 MHz	10 MHz	7.5 MHz
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	22.5 MHz	20 MHz	22.5 MHz
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	15 MHz	15 MHz (3)	15 MHz
Time Division Duplex (TDD) technology (2.3 GHz)	30 MHz (4)	-	-
Market share (1)	50.4%	28.3%	13.7%
Subscriber (1)	196.3 million	110.2 million	53.5 million

(1) as of December 31, 2017

(2) Excelcomindo Pratama was established in 1989, and launched mobile service operations as XL in 1996

(3) includes 5MHz additional spectrum at the 2.1 GHz frequency that Indosat won at spectrum action

(4) comprises additional spectrum in at the 2.3 GHz frequency that Telkomsel won at spectrum auction

Fixed Services

We compete with other major fixed broadband service providers such as PT Link Net Tbk ("Link Net"), First Media and PT Supra Primatama Nusantara ("BizNet Networks") as well as new providers such as PT Media Nusantara Citra Tbk ("MNC Play Media") and PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" brand). Link Net is the leader in the premium segment. In recent years, it has been facing competition from new players MNC Play Media and My Republic which primarily target the affluent household market in Greater Jakarta. Biz Net Networks is competitive in the corporate segment, particularly in Java and Bali. On the other hand, our IndiHome service focuses on the mass market across Indonesia, and our focus in recent years has been to upgrade DSL customers to fiber based broadband in order to deliver better quality of service and expand our digital services.

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat. However, in line with development of digital technology, our IDD services also face competition from VoIP and other Over The Top voice services such as Skype, WhatsApp and Line.

Voice over Internet Protocol (VoIP)

We have operated our voice service through VoIP technology since 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, PT Atlasat Solusindo, PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia.

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

We compete with a number of other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. The Telkom-3S satellite became operational in April 2017 and we are currently developing the Telkom-4 satellite as a replacement for the Telkom-1 satellite (which became unusable after a fuel leak in August 2017), which is currently planned for launch in the third quarter of 2018. The Telkom-3S satellite, operates at orbital slot 118 E and the Telkom-2 satellite operates at orbital slot 157 E.

Tower

The tower market experienced demand disruption in demand during 2015-2016 as a result of mobile industry consolidation and spectrum reallocation. XL acquired Axis in 2014 while Flexi and Bakrie Telecom effectively shut down their operations in the same year. The four largest mobile network operators also reallocated the 1,800 MHz spectrum band in anticipation of 4G LTE technology rollout. As the mobile network industry reconfigured its network requirements, the tower market demand experienced setbacks in 2015-2016. As a result, new market opportunities opened for tower operators that allow co-location by multiple telecommunications providers in the next year. We expect tenancy demand to be more stable in 2018 as a result of mobile broadband expansion.

As of December 31, 2017, we had approximately 29,061 towers, comprised of approximately 11,061 towers owned by Dayamitra and approximately 18,000 towers owned by Telkomsel, which was larger than the number of towers that were owned by each of Tower Bersama, Protelindo and PT Solusi Tunas Pratama Tbk, which are our principal competitors in the towers business.

Others

The dynamic development of the telecommunications sector has opened up new opportunities, particularly with the increasing growth of Over The Top services which provide a substitute service to basic telecommunications services such as voice and SMS. Certain Over The Top service providers are particularly popular, including WhatsApp, Facebook, Line, among others. The presence of these Over The Top services has affected the use of legacy services which has resulted in traffic falling in past years.

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

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and Minister of Transportation Decree No.KM.21/2001, which was last amended by MoCI Regulation No.8/2015, (on operation of telecommunications services) , are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified network operations into fixed and mobile networks. Minister of Transportation Decree No.KM.21/2001, as amended, categorized the provision of services into basic telephony services, value-added telephony services, and multimedia services.

IDD Services

We have a license to provide IDD services under MoCI Decree No.846/2016. We offer IDD fixed line services to customers using the “007” IDD access code.

Cellular

Cellular telephone service is provided in Indonesia on radio frequency spectrum in the 1.8 GHz (neutral technology) and 2.1 GHz (neutral technology) and 900 MHz (neutral technology) and 2.3 GHz (BWA/TDD). The MoCI regulates the use and allocation of radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz and 2.3 GHz frequencies. The allocation of spectrum in the 2.1 GHz frequency is regulated by:

•	MoCI Decree No.19/KEP/M.KOMINFO/2/2006 (on the determination of winner of IMT‑2000 mobile cellular operator selection at 2.1 GHz frequency).

•

MoCI Decree No.268/KEP/M.KOMINFO/9/2009 (on the determination of additional allocation of radio frequency bandwidth blocks, tariffs, and payment scheme radio frequency spectrum right of usage fees for IMT‑2000 mobile cellular operators at 2.1 GHz frequency).

•	MoCI Decree No.191 of 2013 (on the determination of Telkomsel as winner in the selection of users of additional frequency bandwidth at 2.1 GHz frequency for IMT‑2000 mobile cellular operators).

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

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation, which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain the ITRA’s approval, necessitating changes in our and Telkomsel’s RIOs which were approved on June 20, 2012. ITRB in its letters No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 approved our and Telkomsel’s revisions of RIOs regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS. As of the date of this Annual Report, no recalculation of interconnection fees for 2014 had been carried out as doing so would have been preceded by an evaluation on interconnection charges in 2013.

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

IPTV

IPTV business is currently regulated under MoCI Regulation No.6 of 2017 on the Implementation of Internet Protocol Television Services ("MoCI Regulation No.6/2017"). MoCI Regulation No.6/2017 regulates, among others, the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers. Government Regulation No.52/2005 (on broadcasting implementation of the broadcasting subscription institute) provides that broadcasting can be conducted using satellites, cables and terrestrial transmitters. Broadcasting using satellite could have a nationwide range, while cables and terrestrial transmitters have a range of a particular region.

MoCI Regulation No.6/2017 recognizes IPTV as a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Referring to MoCI Regulation No.6/2017, the licenses that we needed, among others, included: (a) local fixed network license, mobile network or fixed closed network license, (b) operating internet access/ISP license,  and (c) broadcasting operation of subscription television broadcasting services institution license.

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

USO

All telecommunications operators, whether network or service providers, are bound by a  USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.25 of 2015 stipulated, among others, that when providing telecommunication access and services in rural areas (as part of the Government's USO program), the provider is determined through a selection process by the Rural Telecommunications and Informatics Center (Balai Telekomunikasi dan Informatika Pedesaan or “BTIP”) which was established based on MoCI Regulation No.35/PER/M.KOMINFO/11/2006. Subsequently, based on MoCI Regulation No.18/PER/M.KOMINFO/11/2010, BTIP was changed to the Telecommunications and Informatics Financing Provider and Management Center (Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika or "BPPPTI").

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Pursuant to GR No.80/2015, the current USO tariff rate is 1.25% of gross revenue, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in September 2016, the MoCI issued MoCI Regulation No.17/2016 (on guideline of the implementation of tariffs for non-tax state revenue applicable to the USO), which was amended by MoCI Regulation No.19/2016, effective as of November 8, 2016 ("MoCI Regulation No.19/2016").  MoCI Regulation No.19/2016 stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged.

Telecommunication Regulatory Charges

On November 9, 2015, the Government issued Government Regulation No.80 of 2015 (on the types and tariffs of non-tax state revenue applicable for the MoCI) ("GR No.80/2015") which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

Based on GR No.80/2015, the upfront fee is paid in at twice the amount of the offering price submitted by each bidding process winner, while the annual license fee for telecommunication operations is paid according to the amount of the lowest offering price from the bidding process winner. The MoCI will stipulate the amount and timing of payment for the radio frequency spectrum right of use.

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

Content Provider Service

Content provider service is regulated by the Ministry of Communication and Information through Regulation No.9/2017 (on the management of content provider services on cellular mobile networks).

C.          ORGANIZATIONAL STRUCTURE

We have adopted a strategic control approach to the management of our Group, which we believe provides productive flexibility throughout our business entities in accordance with the characteristics of each customer facing unit.

In implementing this strategic control approach:

1.	The role of the corporate office is focused on providing, creating and implementing our overall corporate strategy (i.e. directing overall strategy and portfolio strategy).
2.	we seek to empower each customer facing unit in line with their respective particular characteristics.

In order to synchronize our organizational structure with our business character as well as with the dynamic business challenges we face, our parenting strategy based on customer segmentation in order to achieve structural and operational alignment with our business portfolios. As a result of this transformation, our strategic control over our subsidiaries is mapped into five "customer facing units", i.e. a unit that manages subsidiaries which operate business portfolios in a particular customer segment, which are discussed in greater detail below:

•	Our mobile customer facing unit is responsible for relationship and interactions with mobile customers.
•	Our consumer customer facing unit is responsible for relationship and interactions with consumer customers.
•	Our enterprise customer facing unit is responsible relationship and interactions with small medium enterprise, government and corporate customer.
•	Our wholesale and international business customer facing unit is responsible for relationship and interactions with wholesale customers and other licence operators.
•	Our digital services customer facing unit is responsible for supporting digital services for all of our customers.

In order to support our parenting strategy, we have four functional units which perform certain specified internal corporate functions. Our functional units are discussed in greater detail below:

-

Our digital strategic portfolio functional unit is responsible for creating company value through the optimization and harmonization of functional management strategy and business development, realize synergies within each customer facing units, maximize cross-customer facing unit synergies and optimize synergies among SOEs, merger and acqusition planning and excecution, incubation product services.

-	Our network, IT and solutions functional unit is responsible for promoting integrated network and IT infrastructure across our subsidiaries.
-	Our finance functional unit is responsible for implementation cost and capital efficiency program and maximizing the value of our assets.
-

Our human capital management functional unit is responsible for talent management upgrading human resources capabilities, organization structure & workforce readiness, industrial relation, learning, assessment and community development.

The table below sets forth our operating companies and significant subsidiaries organized under the relevant customer facing unit, including those subsidiaries that hold our principal telecommunications licenses, our percentage ownership interest, direct and indirect, and our voting power in each subsidiary as of December 31, 2017.

Percentage
Ownership
Interest
		Country of	(Direct and	Voting
Subsidiary	Customer Facing Unit	Incorporation	Indirect) (%)	Power (%)

PT Telekomunikasi Selular (Telkomsel)	Mobile	Indonesia	65	65
PT Telkom Akses (Telkom Akses)	Consumer	Indonesia	100	100
PT Finnet Indonesia (Finnet)	Enterprise	Indonesia	60	60
PT Infomedia Nusantara (Infomedia)	Enterprise	Indonesia	100	100
PT Jalin Pembayaran Nusantara (Jalin)	Enterprise	Indonesia	100	100
PT Multimedia Nusantara (Metra)	Enterprise	Indonesia	100	100
PT Patra Telekomunikasi Indonesia (Patrakom)	Enterprise	Indonesia	100	100
PT PINS Indonesia (PINS)	Enterprise	Indonesia	100	100
PT Sigma Cipta Caraka (Sigma)	Enterprise	Indonesia	100	100
PT Metra Digital Media (MD Media)	Enterprise	Indonesia	100	100
PT Administrasi Medika (Ad Medika)	Enterprise	Indonesia	100	100
PT Dayamitra Telekomunikasi (Dayamitra)	Wholesale and International	Indonesia	100	100
PT Infrastruktur Telekomunikasi Indonesia (Telkom Infratel)	Wholesale and International	Indonesia	100	100
PT Telekomunikasi Indonesia International (Telin)	Wholesale and International	Indonesia	100	100
PT Melon (Melon)	Digital Services	Indonesia	100	100
PT Metraplasa (Metraplasa)	Digital Services	Indonesia	60	60
PT Metranet (Metranet)	Digital Services	Indonesia	100	100

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2017, is contained in Notes 1d and 9 to our Consolidated Financial Statements included elsewhere in this report.

D.           PROPERTY AND EQUIPMENT

Our property and equipment are primarily used for telecommunication operations, which mainly consist of transmission and installation equipment, cable network and switching equipment. A description of these is contained in Note 10 to our Consolidated Financial Statements and “Business Overview — Network Infrastructure and Development". See item 5 “Operating and Financial Review and Prospects — Liquidity — Capital Expenditures” for material plans to construct, expand or improve our property and equipment.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No.5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or ”HGB”) and Right of Use (Hak Guna Usaha or ”HGU”). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

We own several pieces of land located throughout Indonesia with the right to build and use for a period of 10 to 45 years, which will expire between 2018 and 2053. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years and is renewable for an additional 20 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment.

All assets owned by our Company have been pledged as collateral for bonds and certain bank loans. Please refer to Notes 17b.(i) and 17c to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with gross carrying value amounting to Rp9,721 billion as of December 31, 2017 have been pledged as collateral for lending agreements. Please refer to Notes 16 and 17c to our Consolidated Financial Statements.

Insurance

As of December 31, 2017, our property and equipment (excluding land rights), with net carrying amount of Rp118,198 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling Rp11,449 billion, US$64 million, HKD3 million, SGD211 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Additionally, in 2017, we obtained proceeds from an insurance claim on lost and broken property and equipment, with a total value of Rp155 billion.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2017 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Our subsidiary, Telkomsel, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be government-controlled entities. In 2017, we recorded gross revenues of US$56,692 from total transactions (inbound and outbound) under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel’s customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenue of approximately Rp47.6 million from these services in 2017. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunications services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20‑F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A.                         OPERATING RESULTS

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2017, we had approximately 196.3 million mobile cellular subscribers through Telkomsel,  11 million subscribers on our fixed wireline network, and 111.1 million broadband (mobile and fixed) subscribers.  We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Growth of the Indonesian economy slowed in 2017 as growth in gross domestic product decreased from an average of 5.6% between 2011 and 2016 to 5.1% in 2016 and inflation accelerated from an average of 5.2% between 2012 and 2016 to 3.6% in 2017 (source: Indonesia Central Bureau of Statistics). The Rupiah depreciated from an average of Rp8,779 to one U.S. Dollar in 2012 to an average of Rp13,384 in 2017 and hitting low of Rp13,630 in 2017 (source: Bank Indonesia). Though the exposure of our Company and our subsidiaries to foreign exchange rates are not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in U.S. Dollars and Japanese Yen.

See Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk”.

The growth in our revenues in 2017 compared with 2016 was largely driven by increases in revenues from data, internet and information technology services of 16.2%.

Our operating results in 2017 compared with 2016 also reflected an increase in expenses. This increase was mainly driven by operation, maintenance and telecommunication services expenses, which increased primarily as a result of an increase in our network capacities to better serve our customers, particularly for internet and data service.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Data, Internet, and Information Technology Services

In Indonesia mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of traffic, but cheaper tariffs resulting from promotional programs amidst an environment tightening competition led to a decrease in our ARPU from approximately Rp45,000 in 2016 to approximately Rp43,000 in 2017.

Data, internet and information technology services revenues accounted for 53.5% of our consolidated revenues for 2017, up from 50.6% for 2016. Revenues from our data, internet and information technology services increased by 16.2% from 2016 to 2017. The increase in data, internet and information technology services revenues in 2017 was primarily due to a 34.1% increase in revenue from cellular internet and data, and 15.4% increase in revenue from non-cellular internet, data communication and information technology service which primarily resulted from increased revenue from IndiHome services and from Telkom Sigma, which provides data center, systems integration and cloud management services. We seek to continue to increase such revenues as we continue to invest in improving broadband infrastructure.

We expect that revenue from cellular internet and data will continue to increase and contribute a larger portion of our consolidated revenues in line with an expected continued increase in the prevalence of smartphone usage in Indonesia. We also intend to increase such revenues by focusing our marketing efforts to encourage customers who currently only utilize mobile voice and SMS services to commence utilizing mobile broadband services. We also intend to continue our promotion of mobile package options in order to encourage existing mobile broadband services customers to increase their use of such services. In addition, we believe there is opportunity for growth in non-cellular internet, data communication and internet technology revenue, particularly through greater adoption of broadband internet at homes in Indonesia through our IndiHome service, as penetration of broadband internet at homes in Indonesia is still relatively low.

Declining Legacy Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunication services, such as Over The Top products including instant voice, messaging services and other mobile services. As a result, our cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, have flattened in recent years, and in 2017 began to decline. We expect that such revenues will continue to decline in the future. Our cellular telephone revenues decreased by 3.2% from Rp38,497 billion in 2016 to Rp37,246 billion 2017. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that contribution from data, internet and information technology services will continue to grow and comprise a greater percentage of our consolidated revenues in the future. Our revenues from cellular phone services accounted for 29.0% of our consolidated revenues for 2017 compared to 33.1% for 2016. See Item 3 “Key Information – Risk Factors – Risks Related to our Business – Risks Related to our Fixed and Cellular Telecommunication Business".

Increase in operations and maintenance expenses

We expect that our operations and maintenance expenses will continue to increase in the future in line with our expected growth in subscribers and traffic as well as the investments that we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase in our network capacities to better serve our customers. Our operations and maintenance expenses increased by Rp2,882 billion, or 16.9%, from Rp17,047 billion in 2016 to Rp19,929 billion in 2017 primarily due to increased expenses relating to outsourcing maintenance of network infrastructure to third parties. Our operations and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services and accounted for 23.4% of our total expenses for 2017.

Telkom’s Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income For the Years ended December 31, 2015, 2016 and 2017. Each item is expressed as a percentage of total revenues or expenses.

	2015		2016		2017
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
REVENUES
Telephone Revenues
Cellular
Usage charges	36,853	35.9	38,238	32.9	37,176	29.0	2,740
Monthly subscription charges	432	0.4	259	0.2	70	0.0	5
	37,285	36.3	38,497	33.1	37,246	29.0	2,745
Fixed Lines
Monthly subscription charges	2,821	2.8	3,311	2.8	3,260	2.5	240
Usage charges	4,635	4.5	3,847	3.3	3,032	2.4	224
Call center	275	0.3	290	0.2	290	0.2	21
Others	102	0.1	94	0.1	83	0.1	6
	7,833	7.7	7,542	6.4	6,665	5.2	491
Total Telephone Revenues	45,118	44.0	46,039	39.5	43,911	34.2	3,236
Interconnection Revenues	4,290	4.2	4,151	3.6	5,175	4.0	382
Data, Internet and Information Technology Services Revenues
Cellular, internet and data	19,665	19.2	28,308	24.3	37,961	29.6	2,798
Internet, data communication and information technology services	12,307	12.1	13,073	11.2	15,085	11.8	1,112
Short Messaging Service ("SMS")	15,132	14.8	15,980	13.7	13,192	10.3	972
Pay TV	581	0.4	1,546	1.3	1,944	1.5	143
Others	135	0.1	64	0.1	353	0.3	26
Total Data, Internet and Information Technology Services Revenues	47,820	46.6	58,971	50.6	68,535	53.5	5,051
Network Revenues	1,231	1.2	1,444	1.4	1,873	1.5	138
Others Revenues
Sales of peripherals	1,516	1.5	1,490	1.3	2,292	1.8	169
Call center service	668	0.7	678	0.6	970	0.8	71
Telecommunication tower leases	721	0.7	733	0.6	796	0.6	59
Power supply	0	0.0	29	0.0	560	0.4	41
CPE and terminal	221	0.2	192	0.1	536	0.4	40
E-payment	126	0.1	424	0.4	505	0.4	37
E-health	192	0.2	415	0.4	470	0.4	35
Others	567	0.6	1,767	1.5	2,633	2.0	194
Total Other Revenues	4,011	4.0	5,728	4.9	8,762	6.8	646
Total Revenues	102,470	100.0	116,333	100.0	128,256	100.0	9,453

EXPENSES
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	15,129	21.1	17,047	21.9	19,929	23.4	1,469
Radio frequency usage charges	3,626	5.1	3,687	4.8	4,276	5.0	315
Cost of IT services	882	1.2	1,563	2.0	2,648	3.1	195
Leased line and CPE	1,913	2.7	2,578	3.3	2,607	3.1	192
Concession fees and USO charges	2,230	3.1	2,217	2.8	2,249	2.6	166
Cost of sales of handset	1,493	2.1	1,481	1.9	1,544	1.8	114
Electricity, gas and water	1,014	1.4	960	1.2	1,037	1.1	77
Cost of SIM cards and vouchers	444	0.6	624	0.8	914	1.1	67
Tower leases	646	0.9	322	0.4	472	0.6	35
Vehicles rental and supporting facilities	296	0.4	367	0.5	301	0.4	22
Insurance	312	0.4	256	0.3	294	0.3	22
Others	131	0.2	161	0.2	332	0.4	24
Total Operations, Maintenance and Telecommunication Services Expenses	28,116	39.2	31,263	40.1	36,603	42.9	2,698
Depreciation and Amortization	18,572	25.9	18,556	23.8	20,477	24.0	1,509
Personnel Expenses
Salaries and related benefits	5,684	7.9	7,122	9.2	7,821	9.2	576
Vacation pay, incentives and other benefits	4,575	6.5	4,219	5.4	3,339	3.9	246
Pension benefit cost	443	0.6	1,068	1.4	1,700	2.0	125
Net periodic post-employment health care benefit cost	216	0.3	163	0.1	276	0.3	20
LSA expenses	152	0.2	237	0.3	255	0.3	19
Other employee benefit cost	53	0.1	82	0.1	62	0.1	5
Other post-employment benefit cost	47	0.1	48	0.1	42	0.0	3
Early retirement program	683	1.0	628	0.8	—	—	—
Others	32	0.0	45	0.1	34	0.0	3
Total Personnel Expenses	11,885	16.7	13,612	17.5	13,529	15.8	997
Interconnection Expenses	3,586	5.0	3,218	4.1	2,987	3.5	220
General and Administrative Expenses
Provision for impairment of receivables	1,010	1.4	743	1.0	1,494	1.8	110
General Expenses	1,032	1.4	1,626	2.1	1,449	1.7	107
Training, education and recruitment	393	0.5	399	0.4	531	0.6	39
Professional fees	424	0.6	594	0.8	498	0.6	37
Travelling	347	0.5	436	0.5	475	0.6	35
Meeting	163	0.2	207	0.3	241	0.3	18
Social contribution	116	0.2	134	0.2	197	0.2	15
Collection expenses	368	0.5	152	0.2	135	0.1	9
Others	351	0.5	319	0.4	240	0.3	18
Total General and Administrative Expenses	4,204	5.8	4,610	5.9	5,260	6.2	388
Marketing Expenses	3,275	4.6	4,132	5.3	5,268	6.2	388
Loss (gain) on foreign exchange - net	46	0.1	52	0.1	(51)	(0.1)	(4)
Other expenses	1,917	2.7	2,469	3.2	1,320	1.5	97
Total expenses	71,603	100.0	77,824	100.0	85,332	100.0	6,287

Other income	1,500		751		1,039		77
Operating Profit	32,369		39,172		43,902		3,237
Finance income	1,407		1,716		1,434		106
Finance costs	(2,481)		(2,810)		(2,769)		(205)
Share of profit (loss) of associated companies	(2)	0.0	88	0.0	61	0.0	6
Profit before Income Tax	31,293		38,166		42,628		3,144
Net Income Tax Expense	(8,023)		(9,017)		(9,958)		(734)
Profit for the Year	23,270		29,149		32,670		2,410
Other Comprehensive Income (Expenses) - Net	493		(2,099)		(2,332)		(171)
Net Comprehensive Income for the Year	23,763		27,050		30,338		2,239
Profit for the year attributable to owners of the parent company	15,451		19,333		22,120		1,631
Net comprehensive income for the year attributable to owners of the parent company	16,003		17,312		19,927		1,470
Basic and Diluted Earnings per Share (in full amount)
Profit per share	157.38		195.99		223.30		0.02
Profit per ADS (100 shares of common stock per ADS)	15,738.00		19,599.85		22,329.40		1.65

Financial Overview

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Total revenues increased by Rp11,923 billion, or 10.2%, from Rp116,333 billion in 2016 to Rp128,256 billion (US$9,453 million) in 2017. The increase was primarily due to an increases in internet, data and information technology service revenues, other revenues, interconnection revenues and network revenues.

a.           Cellular Telephone Revenues

Cellular telephone revenues decreased by Rp1,251 billion, or 3.2%, from Rp38,497 billion in 2016 to Rp37,246 billion (US$2,745 million) in 2017.  This decrease was primarily due to:

•

a  decrease in usage charges by Rp1,062 billion, or 2.8%, from Rp38,238 billion in 2016 to Rp37,176 billion in 2017 primarily due to a decrease in revenue from voice services resulting from customers choosing to use non-traditional telecommunications services, such as Over the Top services, as an alternative to voice services; and

•	a decrease in monthly subscription charges by Rp189 billion, or 73.0%, from Rp259 billion in 2016 to Rp70 billion in 2017 primarily due to a decrease in Blackberry service subscribers.

b.           Fixed Line Telephone Revenues

Fixed lines revenues decreased by Rp877 billion, or 11.6%, from Rp7,542 billion in 2016 to Rp6,665 billion (US$491 million) in 2017. The decrease in fixed lines revenues was primarily due to a decrease in usage charges of Rp815 billion, or 21.2%, from Rp3,847 billion in 2016 to Rp3,032 billion in 2017 due to a decrease in revenues from voice services.

c.           Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 53.5% of our consolidated revenues for 2017, compared to 50.6% for 2016. Data, internet and information technology service revenues increased by Rp9,564 billion, or 16.2%, from Rp58,971 billion in 2016 to Rp68,535 billion (US$5,051 million) in 2017. This increase was primarily due to an:

•

increase in data cellular and internet revenues by Rp9,653 billion, or 34.1%, from Rp28,308 billion in 2016 to Rp37,961 billion in 2017 primarily driven by an increase in mobile broadband subscribers from 84.7 million subscribers as of December 31, 2016 to 105.8 million subscribers as of December 31, 2017. For additional information on factors driving the growth of our data cellular and internet revenues, see "— Principal Factors Affecting our Financial Condition and Results of Operations — Increase in Data, Internet, and Information Technology Services";

•

increase in internet, data communication and information technology service revenue by Rp2,012 billion, or 15.4%, from Rp13,073 billion in 2016 to Rp15,085 billion in 2017 primarily due to an increase in fixed broadband subscribers from 4.3 million as of December 31, 2016 to 5.3 million as of December 31, 2017;

•

increase in Pay TV revenues by Rp398 billion, or 25.7%, from Rp1,546 billion in 2016 to Rp1,944 billion in 2017 due to an increase in revenues from interactive TV services that we offer as part of the IndiHome bundled service; and

•	increase in other data and internet revenues by Rp289 billion, or 451.6%, from Rp64 billion in 2016 to Rp353 billion in 2017 primarily due to an increase in e-commerce and value added services.

This increase was partially offset by a decrease in  SMS revenues by Rp2,788 billion, or 17.4%, from Rp15,980 billion in 2016 to Rp13,192 billion in 2017 primarily due to increasing competition from non-traditional telecommunication services, such as Over The Top products including instant voice, messaging services and other mobile services.

d.           Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC‑007).

Interconnection revenues increased by Rp1,024 billion, or 24.7%, from Rp4,151 billion in 2016 to Rp5,175 billion (US$382 million) in 2017 primarily due to higher incoming voice call from other operators.

e.           Network Revenues

Network revenues increased by Rp429 billion, or 29.7%, from Rp1,444 billion in 2016 to Rp1,873 billion (US$138 million) in 2017 primarily due to an increase in VSAT services revenue.

f.           Other Revenues

In 2017, revenues from other services increased by Rp3,034 billion, or 53.0%, from Rp5,728 billion in 2016 to Rp8,762 billion (US$646 million) in 2017. The increase was primarily due to an:

•	increase in other revenues by Rp866 billion, or 49.0%, from Rp1,767 billion in 2016 to Rp2,633 billion in 2017;
•	increase in sales of peripheral revenues by Rp802 billion, or 53.8%, from Rp1,490 billion in 2016 to Rp2,292 billion in 2017 primarily as a result in increase in sales of handsets;
•	increase in power supply revenues by Rp531 billion, or 1,831.0%, from Rp29 billion in 2016 to Rp560 billion in 2017 resulting from projects undertaken by our subsidiary Telkom Infratel;
•

increase in CPE revenues by Rp344 billion, or 179.2%, from Rp192 billion in 2016 to Rp536 billion in 2017 primarily resulting from increasing demand for CPE such as computers and modems from our customers; and

•	increase in call center service revenues by Rp292 billion, or 43.1%, from Rp678 billion in 2016 to Rp970 billion in 2017.

Other Income

Other income increased by Rp288 billion, or 38.3%, from Rp751 billion, in 2016 to Rp1,039 billion (US$77 million) in 2017 primarily due to an increase in proceeds from the insurance claim on lost and broken property and equipment mainly relating to satellite and other equipment.

Expenses

Total expenses increased by Rp7,508 billion, or 9.6%, from Rp77,824 billion in 2016 to Rp85,332 billion (US$6,287 million) in 2017. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication service expenses, depreciation expenses and marketing expenses.

a.           Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp5,340 billion, or 17.1%, from Rp31,263 billion in 2016 to Rp36,603 billion (US$2,698 million) in 2017.

The increase in operations, maintenance and telecommunication service expenses was primarily attributable to an:

•

increase in operations and maintenance expenses by Rp2,882 billion, or 16.9%, from Rp17,047 billion in 2016 to Rp19,929 billion in 2017 due to an increase in expenses associated with network maintenance to improve our mobile cellular and IndiHome service;

•

increase in information technology services expenses by Rp1,085 billion, or 69.4%, from Rp1,563 billion in 2016 to Rp2,648 billion in 2017 in line with an increase in information technology service revenues;

•	increase in radio frequency expenses of Rp589 billion, or 16.0%, from Rp3,687 billion in 2016 to Rp4,276 billion in 2017 due to additional spectrum won at auction by Telkomsel in 2017;
•

increase in cost of SIM card and voucher sales by Rp290 billion, or 46.5%, from Rp624 billion in 2016 to Rp914 billion in 2017 primarily as a result of sales activities to maintain market share and additional promotion related to SIM card registration;

•	increase in other expenses of Rp171 billion, or 106.2%, from Rp161 billion in 2016 to Rp332 billion in 2017; and
•	increase in tower leases of Rp150 billion, or 46.6%, from Rp322 billion in 2016 to Rp472 billion in 2017 resulting from network expansion.

b.           Depreciation and Amortization

Depreciation and amortization increased by Rp1,921 billion, or 10.4%, from Rp18,556 billion in 2016 to Rp20,477 billion (US$1,509 million) in 2017 in line with the network infrastructure development both in mobile and fixed businesses.

c.           Personnel Expenses

Personnel expenses decreased by Rp83 billion, or 0.6%, from Rp13,612 billion in 2016 to Rp13,529 billion (US$997 million) in 2017. This decrease was primarily due to a:

•	decrease in early retirement programs expenses of Rp628 billion, since there was no early retirement program in 2017; and
•	decrease in vacation pay, incentives and other benefits expenses of Rp880 billion, or 20.9%, from Rp4,219 billion in 2016 to Rp3,339 billion primarily due to a decrease in extra incentive expenses.

The above decreases were partially offset by an:

•

increase in pension benefit cost of Rp632 billion, or 59.2%, from Rp1,068 billion in 2016 to Rp1,700 billion in 2017 primarily due to an increase in additional post retirement benefit cost amounting to Rp657 billion which was partially offset by a decrease in defined pension benefit cost amounting to Rp51 billion;

•	increase in salaries and related benefit expenses of Rp699 billion, or 9.8%, from Rp7,122 billion in 2016 to Rp7,821 billion in 2017 in line with increase in total employees; and
•	increase in net periodic post-employment health care benefit cost of Rp113 billion, or 69.3%, from Rp163 billion in 2016 to Rp276 billion in 2017.

d.           Interconnection Expense

Interconnection expense decreased by Rp231 billion, or 7.2%, from Rp3,218 billion in 2016 to Rp2,987 billion (US$220 million) in 2017 due to lower outgoing voice and SMS traffic.

e.           General and Administrative Expense

General and administrative expenses increased by Rp650 billion, or 14.1%, from Rp4,610 billion in 2016 to Rp5,260 billion (US$388 million) in 2017 primarily due to an:

•

increase in provision for impairment of receivables of Rp751 billion, or 101.1%, from Rp743 billion in 2016 to Rp1,494 billion in 2017 due to increases in receivable provisioning to be more in line with historical collection patterns; and

•

increase in training, education and recruitment expenses of Rp132 billion, or 33.1%, from Rp399 billion in 2016 to Rp531 billion in 2017 resulting from new training initiatives for the training of both new and existing employees.

The above increase were partially offset by a:

•	decrease in general expenses of Rp177 billion, or 10.9%, from Rp1,626 billion in 2016 to Rp1,449 billion in 2017; and
•	decrease in professional fees of Rp96 billion, or 16.2%, from Rp594 billion in 2016 to Rp498 billion in 2017.

f.           Marketing Expense

Marketing expenses increased by Rp1,136 billion, or 27.5%, from Rp4,132 billion in 2016 to Rp5,268 billion (US$388 million) in 2017. This increase was mainly related with the increase in advertising and promotion expense of Telkomsel.

g.           Loss (Gain) on Foreign Exchange - net

Gain on foreign exchange-net by Rp51 billion (US$4 million) in 2017 while loss on foreign exchange – net by Rp52 billion in 2016.

h.           Other Expenses

Other expenses decreased by Rp1,149 billion, or 46.5%, from Rp2,469 billion in 2016 to Rp1,320 billion (US$97 million) in 2017 primarily due to several expenses which occurred in 2016 which did not occur in 2017, including, among others, direct write-off of long term receivables and the accrual of tower termination expenses for Flexi tower of Rp558 billion and Rp202 billion, respectively.

Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp4,730 billion, or 12.1%, from Rp39,172 billion in 2016 to Rp43,902 billion (US$3,237 million) in 2017. Operating profit margin increased from 33.7% in 2016 to 34.2% in 2017.

Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp4,462 billion, or 11.7%, from Rp38,166 billion in 2016 to Rp42,628 billion (US$3,144 million) in 2017. Pre-tax margin increased from 32.8% in 2016 to 33.2% in 2017.

Net Income Tax Expense

Income tax expense increased by Rp941 billion, or 10.4%, from Rp9,017 billion in 2016 to Rp9,958 billion (US$734 million) in 2017, in line with the increase in profit before income tax. This was partially offset by deferred tax benefits of Rp1,399 billion in 2017 compared to Rp1,721 billion in 2016, primarily due to deferred tax assets recognized in 2017.

Other Comprehensive Income (Expenses) – Net

We recorded other comprehensive expenses of Rp2,332 billion (US$171 million) for 2017 compared to other comprehensive income of Rp2,099 billion for 2016 primarily due to actuarial losses of Rp2,375 billion recognized in 2017 relating to our Defined Benefit Pension Plan. These losses were partially offset by foreign currency translation of Rp24 billion and net gain on available for sale financial asset of Rp20 billion.

Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp3,288 billion, or 12.2%, from Rp27,050 billion in 2016 to Rp30,338 billion (US$2,239 million) in 2017.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp2,787 billion, or 14.4%, from Rp19,333 billion in 2016 to Rp22,120 billion (US$1,631 million) in 2017.

Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company increased by Rp2,615 billion, or 15.1%, from Rp17,312 billion in 2016 to Rp19,927 billion (US$1,470 million) in 2017.

Profit per Share

Profit per share increased by Rp27.31, or 13.9%, from Rp195.99 in 2016 to Rp223.30 in 2017.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Total revenues increased by Rp13,863 billion, or 13.5%, from Rp102,470 billion in 2015 to Rp116,333 billion in 2016. The increase was primarily contributed by increases in internet, data and information technology service revenues,  cellular telephone revenues, and others revenues.

a.	Cellular Telephone Revenue

Cellular telephone revenues increased by Rp1,212 billion, or 3.3%, from Rp37,285 billion in 2015 to Rp38,497 billion in 2016.  This increase was primarily due to an increase in usage charges by Rp1,385 billion, or 3.8%, from Rp36,853 billion in 2015 to Rp38,238 billion in 2016 in line with an increase in Telkomsel subscribers from 152.6 million as of December 31, 2015 to 173.9 million as of December 31, 2016.

This increase was partially offset by a decrease in monthly subscription charges by Rp173 billion, or 40.0%, from Rp432 billion in 2015 to Rp259 billion in 2016.

b.           Fixed Line Telephone Revenues

Fixed lines revenues decreased  by Rp291 billion, or 3.7%, from Rp7,833 billion in 2015 to Rp7,542 billion in 2016. The decrease in fixed lines revenues was primarily due to a decrease in usage charges of Rp788 billion, or 17.0%, from Rp4,635 billion in 2015 to Rp3,847 billion in 2016 due to a decrease in revenues from voice services.

This decrease was partially offset by an increase in monthly subscription charges of Rp490 billion, or 17.4%, due to an increase in revenues from IndiHome services.

c.           Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 50.6% of our consolidated revenues for 2016, compared to 46.6% for 2015. Data, internet and information technology service revenues increased by Rp11,151 billion, or 23.3%, from Rp47,820 billion in 2015 to Rp58,971 billion in 2016. This increase was primarily due to an:

•

increase in data cellular and internet revenues by Rp8,643 billion, or 44.0%, from Rp19,665 billion in 2015 to Rp28,308 billion in 2016 primarily driven by an increase in mobile broadband usage and an increase in Flash subscribers from 43.8 million subscribers as of December 31, 2015 to 60.0 million subscribers as of December 31, 2016. For additional information on factors driving the growth of our data cellular and internet revenues, see " Principal Factors Affecting our Financial Condition and Results of Operations  Increase in Data, Internet, and Information Technology Services";

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

Interconnection revenues decreased by Rp139 billion, or 3.2%, from Rp4,290 billion in 2015 to Rp4,151 billion in 2016 primarily due to a decrease in domestic interconnection of Rp365 billion, or 16.0%, from Rp2,276 billion in 2015 to Rp1,911 billion in 2016 primarily due to a decrease in domestic interconnection traffic.

This decrease was partially offset by an increase in international interconnection revenues of Rp226 billion, or 11.2%, from Rp2,014 billion in 2015 to Rp2,240 billion in 2016 primarily due to an increase in international interconnection traffic.

e.           Network Revenues

Network revenues increased by Rp213 billion, or 17.3%, from Rp1,231 billion in 2015 to Rp1,444 billion in 2016 primarily due to an increase in satellite transponder lease revenue by Rp533 billion, or 104.1%, from Rp512 billion in 2015 to Rp1,045 billion in 2016 primarily due to an increase of satellite transponder capacity from 4,648 million MHz as of December 31, 2015 to 6,801 million MHz as of December 31, 2016. This increase was partially offset by a decrease in leased line revenue of Rp320 billion, or 44.5%, from Rp719 billion in 2015 to Rp399 billion in 2016.

f.           Other Revenues

In 2016, revenues from other services increased by Rp1,717 billion, or 42.8%, from Rp4,011 billion in 2015 to Rp5,728 billion in 2016. The increase was primarily due to an:

•

increase in other revenues Rp1,200 billion, or 211.6%, from Rp567 billion in 2015 to Rp1,767 billion in 2016 primarily due to an increase in revenues from leasing and trading activities PT Telkom Akses, manage non-device others, room rentals, and income from building and hotel;

•	increase in e-Payment revenues by Rp298 billion, or 236.5%, from Rp126 billion in 2015 to Rp424 billion in 2016; and
•	increase in e-health revenue by Rp223 billion, or 116.1%, from Rp192 billion in 2015 to Rp415 billion in 2016.

Other Income

Other income decreased by Rp749 billion, from Rp1,500 billion, or 49.9%, in 2015 to Rp751 billion in 2016 primarily due to a decrease in income from sales of scrapped copper cables extracted during the process of replacing copper cables with fiber optic cables and income from penalties received from third party vendors.

Expenses

Total expenses increased by Rp6,221 billion, or 8.7%, from Rp71,603 billion in 2015 to Rp77,824 billion in 2016. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunication service expenses, personnel expenses and marketing expenses.

a.           Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp3,147 billion, or 11.2%, from Rp28,116 billion in 2015 to Rp31,263 billion in 2016.

The increase in operations, maintenance and telecommunication service expenses was primarily attributable to the following:

•

increase in operations and maintenance expenses by Rp1,918 billion, or 12.7%, from Rp15,129 billion in 2015 to Rp17,047 billion in 2016 due to an increase in expenses associated with network maintenance to improve our mobile cellular and IndiHome service;

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

b.           Depreciation and Amortization

Depreciation and amortization decreased by Rp16 billion, or 0.1%, from Rp18,572 billion in 2015 to Rp18,556 billion in 2016.

c.           Personnel Expenses

Personnel expenses increased by Rp1,727 billion, or 14.5%, from Rp11,885 billion in 2015 to Rp13,612 billion in 2016. This increase was primarily due to an:

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

d.           Interconnection Expense

Interconnection expense decreased by Rp368 billion, or 10.3%, from Rp3,586 billion in 2015 to Rp3,218 billion in 2016 in line with a decrease in interconnection revenues.

e.           General and Administrative Expense

General and administrative expenses increased by Rp406 billion, or 9.7%, from Rp4,204 billion in 2015 to Rp4,610 billion in 2016 primarily due to an increase in general expenses  of Rp594 billion, or 57.6%, from Rp1,032 billion in 2015 to Rp1,626 billion in 2016.

This increase was partially offset by  a:

•	decrease in provision for impairment of receivables of Rp267 billion, or 26.4%, from Rp1,010 billion in 2015 to Rp743 billion in 2016; and
•	decrease in collection expenses of Rp216 billion, or 58.7%, from Rp368 billion in 2015 to Rp152 billion in 2016.

f.           Marketing Expense

Marketing expenses increased by Rp857 billion, or 26.2%, from Rp3,275 billion in 2015 to Rp4,132 billion in 2016. This increase was primarily due to increased expenses for the marketing of our products, primarily related to Telkomsel's 4G/LTE services and our IndiHome services.

g.           Loss on Foreign Exchange - net

Loss on foreign exchange – net increased by Rp6 billion, or 13.0%, from Rp46 billion in 2015 to Rp52 billion in 2016.

h.           Other Expenses

Other expenses increased by Rp552 billion, or 28.8%, from Rp1,917 billion in 2015 to Rp2,469 billion in 2016 primarily due to the accrual of expenses relating to value-added tax liabilities for 2016 which are currently under calculation by the Indonesian Tax Office.

Operating Profit and Operating Profit Margin

Operating profit increased by Rp6,803 billion or 21.0% from Rp32,369 billion in 2015 to Rp39,172 billion in 2016. Operating profit margin increased from 31.6% in 2015 to 33.7% in 2016.

Profit before Income Tax and Pre-Tax Profit Margin

As a result of the foregoing, profit before income tax increased by Rp6,873 billion, or 22.0%, from Rp31,293 billion in 2015 to Rp38,166 billion in 2016. Pre-tax margin increased from 30.5% in 2015 to 32.8% in 2016.

Net Income Tax Expense

Income tax expense increased by Rp994 billion, or 12.4%, from Rp8,023 billion in 2015 to Rp9,017 billion in 2016, in line with the increase in profit before income tax. This was partially offset by deferred tax benefits of Rp1,721 billion in 2016 compared to Rp342 billion in 2015, primarily due to deferred tax assets recognized in 2016.

Other Comprehensive Income (Expenses) – Net

We recorded other comprehensive expenses of Rp2,099 billion for 2016 compared to other comprehensive income of Rp493 billion for 2015 primarily due to actuarial losses recognized in 2016 relating to our Defined Benefit Pension Plan.

Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp3,287 billion, or 13.8%, from Rp23,763 billion in 2015 to Rp27,050 billion in 2016.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp3,882 billion, or 25.1%, from Rp15,451 billion in 2015 to Rp19,333 billion in 2016.

Net Comprehensive Income for the Year Attributable to Owners of the Parent Company

Net comprehensive income for the year attributable to owners of the parent company increased by Rp1,309 billion, or 8.2%, from Rp16,003 billion in 2015 to Rp17,312 billion in 2016.

Profit per Share

Profit per share increased by Rp39, or 24.5%, from Rp157.38 in 2015 to Rp195.99 in 2016.

Segment Overview

In 2017, we realigned our operating segments for financial reporting purposes to align with our new our parenting strategy which is based on customer segmentation. As such, we have adopted five main operating segments, described in more details as follows:

•	Our mobile segment includes operating results of customer-facing lines of business that provide cellular services, which consists of Telkomsel.
•	Our consumer segment includes operating results of customer-facing lines of business that provide services to individual and residential-based customers.
•	Our enterprise segment includes operating results of customer-facing lines of business that provide services to corporations and institutional-based customers.
•

Our wholesale and international business segment includes operating results of customer-facing lines of business that provide interconnection and other types of licensing services for OLO and international customers.

•	Our others segment includes operating results of customer-facing lines that provide digital services.

For more detailed information regarding our segment information, see Note 32 to our Consolidated Financial Statements. Our segment results for 2015,  2016 and 2017 were as follows:

Telkom's Results of Operation By Segment

	Years Ended December 31,
	2015	2016	2017		2017‑2016
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Mobile
Revenues
External revenues	71,203	83,998	90,073	6,639	7.2
Inter-segment revenues	4,847	2,724	3,086	227	13.3
Total segment revenues	76,050	86,722	93,159	6,866	7.4
Total segment expenses	(46,944)	(50,361)	(53,834)	(3,968)	6.9

Segment results	29,106	36,361	39,325	2,898	8.2
Depreciation and amortization	(12,978)	(12,808)	(13,560)	(999)	5.9
Provision recognized in current period	(136)	(221)	(291)	(21)	31.7
Consumer
Revenues
External revenues	8,936	10,410	11,105	819	6.7
Inter-segment revenues	2,319	1,877	287	21	(84.7)
Total segment revenues	11,255	12,287	11,392	840	(7.3)
Total segment expenses	(12,898)	(13,817)	(11,923)	(879)	(13.7)
Segment results	(1,643)	(1,530)	(531)	(39)	(65.3)
Depreciation and amortization	(2,500)	(2,881)	(2,839)	(209)	(1.5)
Provision recognized in current period	(226)	(392)	(385)	(28)	(1.8)
Enterprise
Revenues
External revenues	16,818	15,816	19,130	1,410	21.0
Inter-segment revenues	4,276	12,877	16,801	1,238	30.5
Total segment revenues	21,094	28,693	35,931	2,648	25.2
Total segment expenses	(19,031)	(27,460)	(35,680)	(2,630)	29.9
Segment results	2,063	1,233	251	18	(79.6)
Depreciation and amortization	(1,296)	(1,386)	(2,136)	(157)	54.1
Provision recognized in current period	(611)	119	(668)	(49)	(661.3)
Wholesale and International Business
Revenues
External revenues	5,603	5,866	7,439	548	26.8
Inter-segment revenues	11,270	14,451	15,305	1,128	5.9
Total segment revenues	16,873	20,317	22,744	1,676	11.9
Total segment expenses	(13,948)	(15,256)	(17,944)	(1,323)	17.6
Segment results	2,925	5,061	4,800	353	(5.2)
Depreciation and amortization	(1,893)	(1,715)	(2,382)	(176)	38.9
Provision recognized in current period	(33)	(238)	(127)	(9)	(46.6)
Other
Revenues
External revenues	122	19	126	9	563.2
Inter-segment revenues	—	209	602	44	188.0
Total segment revenues	122	228	728	53	219.3
Total segment expenses	(243)	(429)	(1,049)	(77)	144.5
Segment results	(121)	(201)	(321)	(24)	59.7
Depreciation and amortization	(13)	(19)	(22)	(2)	15.8
Provision recognized in current period	—	(1)	(2)	(0)	100.0

Year ended December 31, 2017 compared to year ended  December 31, 2016

Mobile Segment

Our mobile segment revenues increased by Rp6,075 billion, or 7.2%, from Rp83,998 billion in 2016 to Rp90,073 billion in 2017. The increase was primarily due to an increase in:

•

data, internet and information technology service revenues by Rp6,794 billion, or 15.4% due to an increase in cellular internet and data revenues by Rp9,656 billion, or 34.1%, partially offset by a decrease in SMS revenues by Rp2,862 billion,  or 17.9%;

•	interconnection revenues by Rp332 billion, or 24.8%; and
•	other telecommunication services revenues by Rp213 billion.

The revenue increase was partially offset by a decrease in cellular telephone revenues by Rp1,265 billion, or 3.3% due to a decrease in cellular usage charges revenues by Rp1,073 billion, or 2.8% and monthly subscription charges by Rp190 billion, or 73.2%.

Our mobile segment expenses increased by Rp1,638 billion, or 4.3% from Rp37,814 billion in 2016 to Rp39,452 billion in 2017. The increase was primarily due to an increase in:

•	operation, maintenance and telecommunication service expenses by Rp904 billion, or 6.4% due to an increase in expenses associated with network maintenance to improve our mobile network;
•	marketing expenses by Rp782 billion, or 25.6% primarily resulting from an increase in Telkomsel’s advertising and promotion expenses; and
•	depreciation and amortization expenses by Rp752 billion, or 5.9% in line with our network infrastructure development in mobile.

Our increase in mobile segment expenses was partially offset by a decrease in interconnection expenses by Rp614 billion, or 38.6% and a decrease in personnel expenses by Rp322 billion, or 7.5%.

Consumer Segment

Our consumer segment revenues increased by Rp695 billion, or 6.7%, from Rp10,410 billion in 2016 to Rp11,105 billion in 2017 primarily due to an increase in data, internet and information technology service revenue by Rp1,612 billion, or 28.3%, resulting from an  increase in internet, data communication and information technology services revenues by Rp1,407 billion, or 30.0% and an increase in Pay TV revenues by Rp202 billion, or 93.9%.

The increase in consumer segment revenues was partially offset by a decrease in:

•	fixed wireline telephone revenues by Rp417 billion, or 10.0% due to a decrease in usage charges by Rp348 billion, or 21.8%; and
•	other telecommunication services revenues by Rp493 billion, or 94.5%.

Our consumer segment expenses decreased by Rp664 billion, or 6.0%, from Rp11,024 billion in 2016 to Rp10,360 billion in 2017. The decrease was primarily due to a decrease in:

•	operation, maintenance and telecommunication service expenses by Rp379 billion, or 10.2%; and
•	general and administration expenses by Rp305 billion, or 38.1%.

Enterprise Segment

Our enterprise segment revenues increased by Rp3,314 billion, or 21.0%, from Rp15,816 billion in 2016 to Rp19,130 billion in 2017, primarily due to an increase in:

•

data, internet and information technology service revenues by Rp2,277 billion, or 27.5% due to an increase in internet, data communication and information technology services revenues by Rp2,093 billion, or 25.7%; and

•

other telecommunication services revenues by Rp1,555 billion, or 38.9%, due to an increase in CPE and terminal revenue by Rp683 billion, or 87.2%, call center revenues by Rp387 billion, or 139.9%, and other revenues by Rp270 billion, or 44.0%.

The increase in enterprise segment revenues was partially offset by a decrease in fixed wireline telephone revenues by Rp482 billion, or 14.9%, due to decrease in usage charges by Rp458 billion, or 20.8% resulting from less usage of voice services by customers resulting from competition from non-traditional telecommunication services, such as Over The Top products.

Our enterprise segment expenses increased by Rp2,814 billion, or 15.8%, from Rp17,813 billion in 2016 to Rp20,627 billion in 2017. The increase was primarily due to an increase in:

•	operation, maintenance and telecommunication service expenses by Rp414 billion, or 3.6% due to an increase in expenses associated with network maintenance;
•	depreciation and amortization expenses by Rp751 billion, or 54.2% in line with our network infrastructure development;
•	general and administration expenses by Rp539 billion, or 71.3%; and
•	personnel expenses by Rp214 billion, or 7.8%.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp1,573 billion, or 26.8%, from Rp5,866 billion in 2016 to Rp7,439 billion in 2017, mainly due to an increase in:

•	other telecommunication services revenues by Rp770 billion, or 64.1%; and
•	interconnection revenues by Rp684 billion, or 24.3% primarily due to higher incoming voice calls from other operators.

Our wholesale and international business segment expenses increased by Rp1,882 billion, or 18.0% from Rp10,451 billion in 2016 to Rp12,333 billion in 2017. The increase was primarily due to an increase in:

•	operation, maintenance and telecommunication service expenses by Rp1,504 billion, or 39.6% due to an increase in expenses associated with network maintenance;
•	depreciation and amortization expenses by Rp667 billion, or 38.9% in line with our network infrastructure development such as tower, satellite and submarine cable system; and

•	interconnection expenses by Rp398 billion, or 64.5%.

The increases in wholesale and international business segment expenses was partially offset by a decrease in other expenses by Rp866 billion, or 73.1%.

Other Segment

Our other segment revenues increased by Rp107 billion, or 574.6%, from Rp19 billion in 2016 to Rp126 billion in 2017. This increase was primarily due to an increase in data, internet and information technology service revenues by Rp107 billion, or 574.6% resulting from an increase in e-business revenues.

Our other segment expenses increased by Rp562 billion, or 134.8%  from Rp417 billion in 2016 to Rp979 billion to 2017 primarily due to an increase in operation, maintenance and telecommunication service expenses by Rp339 billion, or 172.1% and an increase in marketing expenses by Rp170 billion, or 136.9%.

Year ended December 31, 2016 compared to year ended December 31, 2015

Mobile Segment

Our mobile segment revenues increased by Rp12,795 billion, or 18.0%, from Rp71,203 billion in 2015 to Rp83,998 billion in 2016. The increase was primarily due to an increase in:

•

data, internet and information technology service revenues by Rp8,417 billion, or 23.5% due to an increase in cellular internet and data revenues by Rp7,587 billion, or 36.6% and SMS revenues by Rp830 billion, or 5.5%;

•	cellular telephone revenues by Rp2,280, or 6.3% due to an increase in cellular usage charge revenues by Rp2,019 billion, or 5.6% and an increase in monthly subscription charges of Rp259 billion; and
•	other telecommunication services revenues by Rp2,507 billion, or 100% due to an increase in e-payment revenues.

The increase in mobile segment revenues was partially offset by a  decrease in:

•	network revenues by Rp241 billion, or 98.6%; and
•	interconnection revenues by Rp168 billion, or 11.1%.

Our mobile segment expenses increased by Rp1,353 billion, or 3.7% from Rp36,461 billion in 2015 to Rp37,814 billion in 2016. The increase was primarily due to increase in:

•	marketing expenses by Rp676 billion, or 28.4%;
•	operation, maintenance and telecommunication service expenses by Rp497 billion, or 3.6%; and
•	personnel expenses by Rp498 billion, or 13.0%.

The increase in mobile segment expenses was partially offset by a decrease in interconnection expenses by Rp168 billion, or 9.6%, and a decrease in depreciation and amortization expenses by Rp170 billion, or 1.3%.

Consumer Segment

Our consumer segment revenues increased by Rp1,474 billion, or 16.5%, from Rp8,936 billion in 2015 to Rp10,410 billion in 2016 mainly due to an increase in:

•

data, internet and information technology service revenues by Rp1,280 billion, or 28.9% due to an increase in internet, data communication and information technology services revenues by Rp691 billion, or 17.3% and an increase in Pay TV revenues by Rp596 billion, or 144.9%; and

•	other telecommunication services revenues by Rp203 billion, or 63.7%.

Our consumer segment expenses increases by Rp1,036 billion, or 10.4%, from Rp9,988 billion in 2015 to Rp11,024 billion in 2016. The increase was primarily due to an increase in:

•	personnel expenses by Rp630 billion, or 25.3%; and
•	depreciation and amortization expenses by Rp381 billion, or 15.3%.

Enterprise Segment

Our enterprise segment revenues decreased by Rp1,002 billion, or 6.0%, from Rp16,818 billion in 2015 to Rp15,816 billion in 2016, primarily due to a decrease in:

•

other telecommunication services revenues by Rp2,626 billion, or 39.6%, mainly due to a decrease in e-payment revenues by Rp2,946 billion, or 87.4%, and a  decrease in CPE terminal revenues by Rp862 billion, or 52.4%. The decrease was partially offset by an increase in other revenues by Rp924 billion, or 299.2%, and an increase in e-health revenues by Rp414 billion, or 684.7%; and

•	fixed wireline telephone revenues by Rp463 billion, or 12.5%, due to a decrease in usage charges by Rp271 billion, or 11.0% and a decrease in installation charges by Rp199 billion, or 90.9%.

This decrease in enterprise segment revenues was partially offset by an increase in data, internet and information technology service revenues by Rp2,137 billion, or 34.8% primarily due to an increase in internet, data communication and information technology services by Rp2,053 billion, or 33.7%.

Our enterprise segment expenses increased by Rp3,415 billion, or 23.7% from Rp14,398 billion in 2015 to Rp17,813 billion in 2016, mainly due to increase in:

•	operation, maintenance and telecommunication service expenses by Rp2,460 billion, or 27.0%;
•	personnel expenses by Rp540 billion, or 24.5%; and
•	marketing expenses by Rp107 billion, or 29.8%.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp263 billion, or 4.7%, from Rp5,603 billion in 2015 to Rp5,866 billion in 2016, mainly due to an increase in:

•	other telecommunication services revenues by Rp164 billion, or 15.8%; and

•

data, internet and information technology service revenues by Rp113 billion, or 13.1% primarily due to an increase in internet, data communication and information technology services revenues by Rp121 billion, or 14.2%.

Our wholesale and international business segment expenses increased by Rp1,494 billion, or 16.7% from Rp8,957 billion in 2015 to Rp10,451 billion in 2016. The increase was primarily due to an increase in:

•	operation, maintenance and telecommunication service expenses by Rp306 billion, or 8.8%;
•	general and administration expenses by Rp214 billion, or 46,6%;
•	personnel expenses by Rp201 billion, or 19.9%; and
•	other expenses by Rp749 billion, or 171.8%.

Other Segment

Our other segment revenues decreased by Rp103 billion, or 84.7%, from Rp122 billion in 2015 to Rp19 billion in 2016 primarily due to a decrease in data, internet and information technology service revenues by Rp107 billion, or 84.7% resulting from a decrease in e-business.

Our other segment expenses increased by Rp174 billion, or 71.6% from Rp243 billion in 2015 to Rp417 billion in 2016. The increase was primarily due to an increase in operation, maintenance and telecommunication service expenses by Rp81 billion, or 69.3% and an increase in marketing expenses by Rp45 billion, or 57.2%.

B.                         LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.   Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. As of December 31, 2017, we had Rp25,145 billion (US$1,853 million) in cash and cash equivalents available, a decrease of Rp4,622 billion, or 15.5%, from Rp29,767 billion as of December 31, 2016.

Cash receipts from revenues comprised primarily cash receipts from revenue from customer, which amounted to Rp117,719 billion (US$8,677 million) in 2017, and are used for payment of operating expenses, acquisition of property and equipment, intangible assets, long-term investment and business, placement in time deposits, payment of cash dividends and repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2017, our current ratio was 104.8% compared to 120.0% as of December 31, 2016.

B.   External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes payable, other borrowings and two-step loans. We had external liquidity from loans and other borrowings of Rp35,472 billion as of December 31, 2017.

External Outstanding Liquidity Sources

As of December 31, 2017, we had undrawn loan facilities which include the following sources of unused liquidity:

•	BNI loan facility in the amount of Rp1,350 billion;
•	Bank CIMB Niaga loan facility in the amount of Rp168 billion;
•	The Bank of Tokyo Mitsubishi UFJ, Ltd. loan facility in the amount of Rp212 billion;
•	PT Bank Sumitomo Mitsui Indonesia loan facility in the amount of Rp432 billion;
•	Bank Mandiri loan facility in the amount of Rp826 billion;
•	Bank UOB Singapore loan facility in the amount of USD11 million;
•	Bank HSBC loan facility in the amount of Rp22 billion;
•	Bank BCA loan facility in the amount of Rp2,750 billion;
•	Bank ANZ loan facility in the amount of Rp60 billion;
•	Bank DBS loan facility in the amount of Rp195 billion; and
•	EXIM Bank of Malaysia Berhad loan facility in the amount of MYR8 million.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

			Years Ended December 31,
	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	43,669	47,231	49,405	3,642
used in investing activities	(27,421)	(27,557)	(33,007)	(2,433)
used in financing activities	(6,407)	(17,905)	(21,052)	(1,552)
Net increase in cash and cash equivalents	9,841	1,769	(4,654)	(343)
Effect of exchange rate changes on cash and cash equivalents	604	(119)	32	2
Cash and cash equivalents at beginning of year	17,672	28,117	29,767	2,194
Cash and cash equivalents at end of year	28,117	29,767	25,145	1,853

Year ended December 31, 2017 compared to year ended December 31, 2016

As of December 31, 2017, total cash and cash equivalent amounted to Rp25,145 billion, a decrease of Rp4,622 billion, or 15.5%, from Rp29,767 billion as of December 31, 2016.

In 2017, operating activity accounted for the largest cash receipts which amounted to Rp127,669 billion, or 90.3% of total cash receipts, followed by financing activity which amounted to Rp12,219 billion, or 8.6% of total cash receipts, and investing activity which amounted to Rp1,550 billion, or 1.1% of total cash receipts. In total, cash receipts increased by Rp9,184 billion, or 6.9%, compared to 2016.

In 2017, cash used for operating activities amounted to Rp78,264 billion, or 53.6% of total cash disbursements, followed by investing activities which amounted to Rp34,557 billion, or 23.6% of total cash disbursements, and financing activities which amounted to Rp33,271 billion, or 22.8% of total cash disbursements. Compared to 2016, cash disbursements increased by Rp15,607 billion, or 12.0%.

Cash Flows from Operating Activities

Net cash provided by operating activities in 2017 was Rp49,405 billion (US$3,642 million), compared to Rp47,231 billion in 2016, an increase of Rp2,174 billion, or 4.6%.

Cash receipts from operating activities amounted to Rp127,669 billion, an increase of Rp9,343 billion, or 7.9%, compared to 2016. The cash receipts came from:

•	cash receipts from customers and other operators of Rp125,111 billion;
•	cash receipts from finance income of Rp1,431 billion;
•	cash receipts from tax refund of Rp585 billion; and
•	cash receipts from other after netted with the cash disbursement for other of Rp542 billion.

Cash disbursements from operating activities amounted to Rp78,264 billion, an increase of Rp7,169 billion, or 10.1%, compared to 2016. The cash disbursements were used for:

•	cash payments for expenses of Rp49,604 billion;
•	cash payments for corporate and final income taxes of Rp11,846 billion;
•	cash payments to employees of Rp11,739 billion;
•	cash payments for finance costs of Rp3,133 billion; and
•	cash payments for value added taxes of Rp1,942 billion.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2017 was Rp33,007 billion (US$2,433 million), compared to Rp27,557 billion in 2016, an increase of Rp5,450 billion, or 19.8%.

Cash receipts from investing activities amounted to Rp1,550 billion, a decrease of Rp1,457 billion, or 48.5%, compared to 2016. The cash receipts came from:

•	proceeds from sale of property and equipment of Rp1,367 billion;
•	proceeds from insurance claims of Rp155 billion; and
•	dividends received from associated company of Rp28 billion.

Cash disbursements from investing activities amounted to Rp34,557 billion, an increase of Rp3,993 billion, or 13.1%, compared to 2016. The cash disbursements were used for:

•	purchases of property and equipment of Rp32,294 billion;

•	placements in other current financial assets of Rp676 billion;
•	purchases of intangible assets of Rp508 billion;
•	payment for advances for purchases of property and equipment of Rp490 billion;
•	additional contribution on long-term investments of Rp269 billion;
•	acquisition of business, net of acquired cash of Rp243 billion; and
•	purchases of other assets of Rp77 billion.

Cash Flows from Financing Activities

Net cash flows used in financing activities in 2017 was Rp21,052 billion (US$1,552 million), compared to Rp17,905 billion in 2016, an increase of Rp3,147 billion, or 17.6%.

Cash receipts from financing activities amounted to Rp12,219 billion, an increase of Rp1,298 billion, or 11.9%, compared to 2016. The cash receipts came from:

•	proceeds from loans and other borrowings of Rp12,169 billion; and
•	proceeds from issuance of new shares of subsidiaries of Rp50 billion.

Cash disbursements from financing activities amounted to Rp33,271 billion, an increase of Rp4,445 billion, or 15.4%, compared to 2016.  The cash disbursements were used for:

•	cash dividends paid to non-controlling interests of subsidiaries of Rp12,355 billion;
•	cash dividends paid to the Company’s stockholders of Rp11,627 billion; and
•	repayments of loans and other borrowings of Rp9,289 billion.

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

Cash Flows from Operating Activities

Net cash provided by operating activities was Rp47,231 billion, compared to Rp43,669 billion in 2015,  an increase of Rp3,562 billion, or 8.2%.

Cash receipts from operating activities amounted to Rp118,326 billion, an increase of Rp15,663 billion, or 15.3%, compared to 2015. The cash receipts came from:

•	cash receipts from customers and other operators of Rp116,116 billion;
•	cash receipts from finance income of Rp1,736 billion; and
•	cash receipts from other after netted with the cash disbursement for other of Rp474 billion.

Cash disbursements from operating activities amounted to Rp71,095 billion, an increase of Rp12,101 billion, or 20.5%, compared to 2015. The cash disbursements were used for:

•	cash payments for expenses of Rp42,433 billion;
•	cash payments for corporate and final income taxes of Rp11,304 billion;
•	cash payments to employees of Rp11,207 billion;
•	cash payments for finance costs of Rp3,455 billion; and
•	cash payments for value added taxes of Rp2,696 billion.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2016 was Rp27,557 billion, compared to Rp27,421 billion in 2015,  an increase of Rp136 billion, or 0.5%.

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

Cash disbursements from investing activities amounted to Rp30,564 billion, an increase of Rp2,237 billion, or 7.9%, compared to 2015. The cash disbursements were used for:

•	purchases of property and equipment of Rp26,787 billion;
•	payment for advances for purchases of property and equipment of Rp1,338 billion;
•	purchases of intangible assets of Rp1,098 billion;
•	placements in other current financial assets of Rp983 billion;
•	acquisition of non-controlling interest in subsidiary of Rp138 billion;
•	acquisition of business, net of acquired cash of Rp137 billion;

•	additional contribution on long-term investments of Rp43 billion; and
•	purchases of other assets of Rp40 billion.

Cash Flows from Financing Activities

Net cash flows used in financing activities in 2016 was Rp17,905 billion, compared to Rp6,407 billion in 2015,  an increase of Rp11,498 billion, or 179.5%.

Cash receipts from financing activities amounted to Rp10,921 billion, a decrease of Rp9,713 billion, or 47.1%, compared to 2015. The cash receipts came from:

•	proceeds from loans and other borrowings of Rp7,479 billion;
•	proceeds from sale of treasury stock of Rp3,259 billion; and
•	proceed from issuance of new shares of subsidiaries of Rp183 billion.

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

Current Assets

As of December 31, 2017, our current assets were Rp47,561 billion (US$3,506 million) compared to Rp47,701 billion as of December 31, 2016, a decrease of Rp140 billion, or 0.3%. This decrease was primarily due to a decrease in our cash and cash equivalents of Rp4,622 billion, or 15.5%, from Rp29,767 billion as of December 31, 2016 to Rp25,145 billion as of December 31, 2017.

This decrease was partially offset by:

•

an increase in trade and other receivables by Rp1,664 billion, or 21.1%, from Rp7,900 billion as of December 31, 2016 to Rp9,564 billion as of December 31, 2017 due to an increase in trade receivables from third parties;

•	an increase in other current assets of Rp1,937 billion, or 36.9%, from Rp5,246 billion as of December 31, 2016 to Rp7,183 billion as of December 31, 2017;
•	an increase in other current financial asset by Rp702 billion, or 47.7% from Rp1,471 billion as of December 31, 2016 to Rp2,173 billion as of December 31, 2017; and
•	an increase in prepaid other tax by Rp212 billion, or 8.1% from Rp2,621 billion as of December 31, 2016 to Rp2,833 billion as of December 31, 2017.

Current Liabilities

As of December 31, 2017, our current liabilities were Rp45,376 billion (US$3,344 million)  compared to Rp39,762 billion  as of December 31, 2016, an increase of Rp5,614 billion, or 14.1%. The increase was primarily due to:

•

an increase in trade and other payable of Rp2,101 billion, or 15.3%, from Rp13,690 billion as of December 31, 2016 to Rp15,791 billion as of December 31, 2017 due to an increase in trade payables to third party;

•

an increase in short-term bank loans and current maturities on long-term liabilities of Rp2,066 billion, or 38.0%, from Rp5,432 billion as of December 31, 2016 to Rp7,498 billion as of December 31, 2017;

•	an increase in accrued expenses of Rp1,347 billion, or 11.9%, from Rp11,283 billion as of December 31, 2016 to Rp12,630 billion as of December 31, 2017;
•	an increase in advances from customers Rp400 billion, or 47.6%, from Rp840 billion as of December 31, 2016 to Rp1,240 billion as of December 31, 2017; and
•	an increase in other tax liabilities of Rp271 billion, or 15.8%, from Rp1,718 billion as of December 31, 2016 to Rp1,989 billion as of December 31, 2017.

This increase was partially offset by:

•	a decrease current income tax liabilities of Rp435 billion, or 35.2% from Rp1,236 billion as of December 31, 2016 to Rp801 billion as of December 31, 2017; and
•	a decrease unearned income of Rp136 billion, or 2.4%, from Rp5,563 billion as of December 31, 2016 to Rp5,427 billion as of December 31, 2017.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to Rp7,939 billion as of December 31, 2016 compared to Rp2,185 billion (US$162 million) as of December 31, 2017, a decrease of Rp5,754 billion, or 72.5%. The decrease in net working capital was primarily due to:

•	a decrease in our cash and cash equivalents of Rp4,622 billion, or 15.5%, from Rp29,767 billion as of December 31, 2016 to Rp25,145 billion as of December 31, 2017;
•	an increase in trade and other receivables of Rp1,664 billion, or 21.1%, from Rp7,900 billion as of December 31, 2016 to Rp9,564 billion as of December 31, 2017;
•	an increase in other current assets of Rp1,937 billion, or 36.9%, from Rp5,246 billion as of December 31, 2016 to Rp7,183 billion as of December 31, 2017;
•

an increase in trade and other payables of Rp2,101 billion, or 15.3%, from Rp13,690 billion as of December 31, 2016 to Rp15,791 billion as of December 31, 2017 due to an increase in trade payables to third party;

•

an increase in short-term bank loans and current maturities of long-term borrowings of Rp2,066 billion, or 38.0%, from Rp5,432 billion as of December 31, 2016 to Rp7,498 billion as of December 31, 2017;

•	an increase in accrued expenses of Rp1,347 billion, or 11.9%, from Rp11,283 billion as of December 31, 2016 to Rp12,630 billion as of December 31, 2017;

•	an increase in advances from customers of Rp400 billion, or 47.6%, from Rp840 billion as of December 31, 2016 to Rp1,240 billion as of December 31, 2017; and
•	an increase in other tax liabilities of Rp271 billion, or 15.8%, from Rp1,718 billion as of December 31, 2016 to Rp1,989 billion as of December 31, 2017.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital requirements will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

Capital Structure

Our capital structure as of December 31, 2017  is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	2,289	1.79
Long-term debt	33,183	25.94
Total debt	35,472	27.73
Equity attributable to owners of the parent company	92,467	72.27
Total	127,939	100.0

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BCA, we are required to maintain a debt to equity ratio should not exceed 2.5 and debt service coverage ratio should not be less than 1.0. As of December 31, 2017, our debt to equity ratio was 38.4% and our debt service coverage ratio was 5.2 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company’s management policies related to capital, see Note 36 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities and other borrowings) as of December 31, 2015, 2016 and 2017 were as follows:

	As of December 31,
	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	31,041	30,100	33,623	2,477
U.S. Dollar(1)	2,779	992	1,027	76
Japanese Yen(2)	792	707	648	48
Malaysian Ringgit(3)	—	—	174	13
Total	34,612	31,799	35,472	2,614

(1)

The amounts as of December 31, 2015, 2016 and 2017 translated into Rupiah at Rp13,785, Rp13,472.5 and Rp13,567.5 = US$1, respectively, being the Reuters average rates for U.S. Dollar at each of those dates.

(2)	The amounts as of December 31, 2015, 2016 and 2017 translated into Rupiah at Rp114.52, Rp115.06 and Rp120.52 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2017 translated into Rupiah at Rp3,352.07 = Ringgit 1, being the Reuters average rates for Ringgit.

Of our total indebtedness, as of December 31, 2017, Rp7,498 billion, Rp11,698 billion, Rp8,081 billion and Rp8,195 billion were scheduled for repayment in 2018, 2019-2020, 2021-2022 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 16 and 17 to our Consolidated Financial Statements.

Capital Expenditures

In 2017, we incurred capital expenditures of Rp33,154 billion (US$2,444 million). Our capital expenditures are grouped into the following categories for planning purposes:

•	Broadband services, which consist of broadband, IT, application and content and service node;
•	Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP backbone and satellite;
•	Optimizing legacy, for fixed lines; and
•	Capital expenditure supports.

Of our Rp33,154 billion capital expenditure in 2017, Telkom,  as parent company, incurred capital expenditures of Rp11,572 billion (US$853 million), Telkomsel incurred capital expenditures of Rp15,080 billion (US$1,112 million) and our other subsidiaries incurred capital expenditures of Rp6,502 billion (US$479 million). The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

			Years Ended December 31,
	2015	2016	2017
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	9,641	10,309	11,572	853
Subsidiaries
Telkomsel	11,321	12,564	15,080	1,112
Others	5,439	6,326	6,502	479
Subtotal for subsidiaries	16,760	18,890	21,582	1,591
Total for Telkom Group	26,401	29,199	33,154	2,444

Material Commitments for Capital Expenditures

As of December 31, 2017, we had material commitments for capital expenditures under contractual arrangements totaling Rp9,344 billion (US$689 million), principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network in Indonesia.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2017.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	—	6,737
U.S. Dollar	192	2,604
Euro	0.21	3
Total		9,344

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 33a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2018, we expect that our capital expenditure to revenue ratio will be approximately in the range of 25%-30%. We expect that the most significant proportions of capital expenditure will be allocated to broadband services, with a portion of the increase allocated to our subsidiaries. We expect to fund the above commitments with our internal and external source of funds.

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

New Standards and Interpretations

IFRS 15 Revenue from Contracts with Customers will be effective for periods from January 1, 2018. IFRS 15 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates. IFRS 15 replaces a number of existing revenue standards, including IAS 18 - Revenue, IAS 11 - Construction Contracts and IFRIC 13 - Customer Loyalty Programmes. We have elected to use a modified retrospective approach when adopting this standard. We have also elected to apply the following practical expedients on the transition date:

•	Completed contracts - we will apply IFRS 15 only to customer contracts that are not completed on January 1, 2018 and will not adjust prior reporting periods; and
•

Contract modifications - instead of applying a retrospective approach to quantify the cumulative effects of contract modifications from the time the each modification was made; we will reflect the aggregate effect of all contract modifications that occur before January 1, 2018 in order to: (i) identify satisfied and unsatisfied performance obligations; (ii) determine the transaction price of the latest modified contract; and (iii) allocate the transaction price to the satisfied and unsatisfied performance obligations as of January 1, 2018.

Please see note 39 to our Consolidated Financial Statements for a detailed discussion of IFRS 15 and other new standards, amendments to standards and interpretations not yet effective for  2017 which have not been applied in preparing the Consolidated Financial Statements.

C.                         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As a technology-based company, we continue to focus on product and service innovation through ongoing research and development. The changing landscape of the telecommunications industry, particularly with competition from Over the Top services and other digital-based services, necessitate innovations on our part in order to improve the customer experience and remain competitive and transform into a digital telecommunications company.

We are conducting access network infrastructure research in order to find access technologies capable of delivering data to customers at higher speeds, and with lower delays, through technologies such as Next Generation PON 2 (NGPON 2) LTE, Wi-Fi Giga, and 5G. We also conduct joint innovation activities that aim to enhance our current products and services and create new business models to produce new revenue generators. For example, we have been conducting research on access network virtualization with NTT in order to facilitate management of new services.

We are also conducting infrastructure research for service nodes for voice-based voice/multimedia and high-speed internet service infrastructure. For voice service control service, we conduct research for IMS technology. As for service control of high-speed internet service, we do research for broadband remote access server (BRAS) technology, policy and charging rules function (PCRF), and policy charging enforcement function (PCEF). These service node technologies evolved by adopting virtualization technology that can improve speed, flexibility, deployment and operation efficiency.

Exploration on future technology and observation on the Internet of Things has also contributed much to our long-term benefit in terms of updated knowledge as well as human capital development that may create opportunities for additional revenue and cost savings in the future. The Long Range (LoRA) Wide Area Network, Near Field Communication (NFC), Bluetooth Low Energy (BLE) and Narrow Band - Internet of Things (NB-IoT) are among the technologies that we have begun to do research in relating to the Internet of Things.

Our research and development activities include our open innovation program where we aim to leverage the creativity of Indonesian digital technology entrepreneurs with the aim of integrating the products and services that they develop into our business. We provide office facilities for nurturing creativity such as shared meeting rooms, classrooms and common areas for entrepreneurs which are known as Digital Innovation Lounges at 16 locations in Indonesia. In 2017, we received 625 proposals from startups as part of our startup discovery program and selected 46 of them to join our incubation program. We conduct incubation and acceleration activities and provide mentorships to assist startups to develop and validate their customer, product, and business model. We occasionally provide seed financing in the form of equity to startups which we believe are commercially viable. We also support startups to commercialize their products and services and obtain follow-on financing. In 2017, we successfully integrated the products and services of certain startups such as Kofera (a performance marketing platform using machine learning), Goers (a social activities, discovery and engagement hub platform for events), Tees.co.id (a one-stop custom merchandise solution), and Jasa Connect (a workforce management platform).

Our total expenditure for research and development activities was approximately Rp11 billion, Rp13 billion and Rp39 billion in 2015, 2016 and 2017, respectively.

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

We believe favorable external factors, among others, will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet and information technology services. During 2017, Indonesia recorded GDP growth of 5.07%.  With good economic fundamentals, Indonesia’s national economy is expected to continue to grow steadily, with a corresponding increase in consumer purchasing power, which in turn is expected to result in higher demand for telecommunications services, for both basic telecommunications services as well as value-added services that are part of the increasingly prevalent digital lifestyle in modern societies.

Indonesia's telecommunications sector remains promising as it offers a large market with a sizable consumer base. Rising spending power of Indonesian consumers and growing mobile technological proliferations all have led to increased demand for innovative uptake. Several ongoing investment programs by telecommunication operators are expected to help improve Indonesia's national broadband landscape, with the emphasis being on 3G/4G mobile networks and fixed broadband. However, the continued decline in legacy services which is affecting all Asian countries is expected to continue. Mobile data and fixed broadband promotions from telecommunications operators have helped drive subscriptions nationally, but have led to lower margins. We believe the foregoing trends will lead to continuing increase in demand for data, internet and information technology services as well as cloud and digital services may mitigatethe decline of legacy services such as fixed lines telephony, cellular voice and SMS.

Enterprise spending on systems integration, maintenance and consulting is expected to increase with the fastest growth envisaged in services such as outsourcing and cloud computing. The rapid expansion of the IT services market and improvements made to Indonesia's telecommunications and ICT infrastructure are expected to continue driving long-term growth in the Indonesian IT services market accordint. This includes the development of machine-to-machine (M2M) services, often referred to as the Internet of Things (IoT), which will require IT support in the form of software and services. We plan to continue to build our capabilities in these areas in order to position ourselves to capture opportunities in this space.

The Palapa national fiber ring project is nearing completion, meaning all main islands within the Indonesian archipelago will be connected by sufficient fiber optic backbone capacity. This will be followed by extending the links to neighboring nations and IT dissemination. Improvements in mobile internet speed and coverage have helped over 100 million Indonesians with access to true broadband internet experience, transforming communication and content consumption behavior in the country. Although free to air television (FTA TV) remains the most effective medium for advertisers to get national reach today, competition from internet and other digital media are inevitable. The fast growth of online content consumption is expected to provide an opportunity for broadband players such as Telkom to capture advertising revenue in the medium to longer term.

E.                         OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2017, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                         TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2017:

	By Payment Due Date
Contractual Obligation	Total	Less Than 1 Year (7)	1‑3 years (7)	3‑5 years (7)	More than 5 years (7)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(5)	29,379	4,415	10,255	6,865	7,844
Capital Lease Obligation(2)	3,804	794	1,443	1,216	351
Interest on Long-Term Debts and Capital Lease(6)	14,805	2,686	3,983	3,702	4,434
Operating Lease(3)	31,218	4,038	7,984	7,931	11,265
Unconditional Purchase Obligations(4)	9,344	9,344	—	—	—
Total	88,550	21,277	23,665	19,714	23,894

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
(7)	Less than 1 year = 2018, 1‑3 years = 2019‑2020, 3‑5years = 2021‑2022, more than 5 years = 2023 and thereafter

See Note 33 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2017, we did not contribute to our defined benefit pension plan and post-employment health care benefit plan. See Note 29 to our Consolidated Financial Statements.

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

As of December 31, 2017, the Board of Commissioners consisted of seven members as listed below:

Name	Age	Date of Birth	Commissioner Since	Position
Hendri Saparini	53	June 16, 1964	2014	President Commissioner
Hadiyanto	55	October 10, 1962	2012	Commissioner
Rinaldi Firmansyah	57	June 10, 1960	2015	Commissioner
Dolfie Othniel Fredric Palit	49	October 27, 1968	2014	Independent Commissioner
Cahyana Ahmadjayadi	62	July 12, 1955	2017	Independent Commissioner
Margiyono Darsasumarja	41	September 14, 1976	2015	Independent Commissioner
Pamijati Pamela Johanna Waluyo	59	June 20, 1958	2015	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2017. In accordance with OJK regulations and IDX rules which require 30% of our Board of Commissioners to be independent, four Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are: Dolfie Othniel Fredric Palit,  Cahyana Ahmadjayadi, Margiyono Darsasumarja and Pamijati Pamela Johanna Waluyo. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Hendri Saparini assumed the role of President Commissioner in December 2014.  Currently, she also serves as a Member Committee OJK Development of Sharia Service from 2004. Dr. Saparini founded the Center of Reform on Economics (CORE Indonesia) and has served as its executive director from 2013. Currently, she also serves as a member of the National Industry and Economics Committee (Komite Ekonomi dan Industri Nasional or KEIN) from 2016 and as lecturer at the Institute of State Administration (Lembaga Administrasi Negara) from 2009. Previously Dr. Saparini served as managing director (2005-2013) and researcher (1994-2013) at the ECONIT Advisory Group. She has also served as budgetary consultant for the Indonesian House of Representatives Secretariat General (2009-2012). Dr. Saparini holds a doctorate in international political economics and a master degree in international policy management from Tsukuba University, Japan and a bachelor of arts degree in economics from Gadjah Mada University, Yogyakarta.

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

Rinaldi Firmansyah assumed the role of Independent Commissioner in April 2015 and the transfer of his position as Commissioner, pursuant to Ministerial Letter No.SR-246/MBU/04/2017 dated April 21, 2017. Currently, he also serves as a  commissioner at PT Elnusa Tbk from 2014 and PT Bluebird Tbk from 2013. Mr. Firmansyah also serves as an advisory board member of Daestrum Capital from 2016 and as managing partner of Fidelitas Capital from 2015. Dr. Firmansyah served as a commissioner at Indosat (2015), our President Director (2007-2012) and our Director of Finance (2004-2007). He holds a doctorate in management from the University of Padjadjaran, Bandung, an MBA from the Indonesian Institute of Management Development (IPMI), Jakarta and a bachelor degree in electrical engineering from the Bandung Institute of Technology. Dr. Firmansyah is a Chartered Financial Analyst.

Dolfie Othniel Fredric Palit assumed the role of Commissioner in December 2014 and the transfer of his position as Independent Commissioner, pursuant to Ministerial Letter No. SR-246/MBU/04/2017 dated April 21, 2017. Currently, he also serves as an Expert Staff of the Coordinating Minister for Human Development and Culture. Previously, Mr. Palit has served as Executive Director of the Strategic Consultancy Institute for Research on Policy and Regional Autonomy (Lembaga Konsultan Strategis Riset Kebijakan dan Otonomi Daerah or REKODE) (2004-2009) and as Executive Director at Bumi Indonesia Hijau Foundation (2001-2003). Mr. Palit served as a member of the Indonesian House of Representatives (2009-2014), where he acted as member of the Special Committee for the Prevention and Combating Money Laundering, the Bank Century Supervisory Team, the Budget Committee of the House of Representatives and the Special Committee of the Law on the Healthcare and Social Security Agency (Badan Penyelenggara Jaminan Sosial or BPJS). He holds a bachelor degree from the Bandung Institute of Technology.

Cahyana Ahmadjayadi assumed the role of Commissioner in April 2017. Previously, he was Founder and Chairman of Citiasia Inc. from 2010-2013, Commissioner of PT Bank Mandiri (Persero) in 2011, Founder of Pengelola Nama Domain Internet Indonesia in 2006, Directorate General for Telematics Application at the Ministry of Communications and Informatics in Indonesia in 2005, Deputy for Communication and Information Networks at the Ministry of Communications and Informatics in Indonesia in 2002 and Head of Telkom's Regional V Division, West Java in 1993. Mr. Ahmadjayadi holds a Bachelor's Degree in industrial engineering from Bandung Institute of Technology (1980), a Master's degree in Law from the University of Padjajaran (2004) and a Doctoral degree in cyber law from the University of Padjajaran (2010).

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

Pamijati Pamela Johanna Waluyo assumed the role of Independent Commissioner in April 2015. Previously, she has served as corporate marketing director of Obsession Media Group (2014-2015), assistant director of sales and marketing at PT Media Televisi Indonesia (the broadcaster of Metro TV) (2006-2014), and corporate public relations professional at PT Media Televisi Indonesia and Media Group (2000-2006). She holds a master degree from the Delft University of Technology, the Netherlands and a bachelor degree from the Trisakti Business School, Jakarta.

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

2.

Oversees our parenting strategy over the digital strategic portfolio functional unit in order to create company value through optimizing and harmonizing the management of strategy and business development within our Group.

3.

Oversees our parenting strategy by implementing strategic control, coordination and subsidiary performance management over the digital services customer facing unit, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the digital services customer facing unit.

Role	Functions and Authority
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

As of December 31, 2017, the Board of Directors consisted of eight members as listed below :

Name	Age	Date of Birth	Director Since	Position
Alex J. Sinaga	56	September 27, 1961	2014	President Director(1)
Harry M. Zen	48	January 9, 1969	2016	Director of Finance(2)
Mas’ud Khamid	53	December 12, 1964	2017	Director of Consumer Service
Zulhelfi Abidin	55	January 1, 1962	2017	Director of Network, IT & Solution
David Bangun	52	September 5, 1965	2017	Director of Digital & Strategic Portfolio
Abdus Somad Arief	54	September 25, 1963	2014	Director of Wholesale and International Service
Herdy Rosadi Harman	54	June 28, 1963	2014	Director of Human Capital Management
Dian Rachmawan	53	May 14, 1964	2014	Director of Enterprise & Business Service

(1)	This position is of the same level as Chief Executive Officer (“CEO”)
(2)	This position is of the same level as Chief Financial Officer (“CFO”)

Each of our Directors was a citizen and domiciled in Indonesia as of December 31, 2017. In accordance with Listing Regulation No.IA in KEP.00001/BEI/01‑2014 issued by the IDX (“IDX Regulation I-A”), the board of directors of a listed company must consist of at least one independent director. We are currently in the process of identifying an independent director.

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

Harry M. Zen assumed the role of Director of Finance in April 2016. Currently, he also serves as President Commissioner of Telkom Property from 2016 and as a commissioner of Telkomsel from 2016. Prior to his appointment as our Director, Mr. Zen served as President Director of PT Credit Suisse Securities Indonesia (2008-2015), Director of Barclays Capital (2007-2008) and co-head of investment banking at PT Bahana Securities (2001-2007). Mr. Zen holds an MBA in corporate finance and financial institutions and markets from the State University of New York at Buffalo and a bachelor degree in metallurgical engineering from the University of Indonesia.

Mas’ud Khamid assumed the role of Director of Consumer Service of Telkom in April 2017. Currently, he also serves as President Commissioner of Telkom Akses. Mr. Khamid previously served as Chief of Commissioner of Telkom Sigma (2015-2017), Commissioner of PINS (2012-2014), Executive General Manager of Telkom Flexi (2011-2012), Commissioner of Metra Digital Media (2011-2012), Executive General Manager of Telkom West Area (2010-2011), Executive General Manager of Regional Jakarta Division (2008-2010) and Executive General Manager of East Java Division (2007-2008). Mr. Khamid has a bachelor's degree in engineering physics from Sepuluh November Institute of Technology. Mr. Khamid hold a Senior Executive Program and Global Leadership Program from Kellogg School Management Northwestern University of Chicago and an Executive Education from Harvard Business School.

Zulhelfi Abidin assumed the role of Network and IT Solution Director of Telkom in April 2017. Currently, he also serves as President Commissioner of Telkom Infratel, a role he has held from 2017. Prior to his appointment as Director, Mr. Abidin served as Director of Bank Rakyat Indonesia (2015-2017), Senior Executive Vice President of Bank Rakyat Indonesia (2014-2015), Commissioner of Bank BRI Syariah (2012-2015) and Head of Information Systems Technology of Bank Rakyat Indonesia (2007-2014). Mr. Abidin holds a masters degree in computer science from the University of Wollongong, Australia (1996).

David Bangun assumed the role of Digital and Strategic Director of Telkom in April 2017. Currently, he also serves as President Commissioner for both MDI and Metranet since 2017. Mr. Bangun previously served as President Director of Dayamitra (2014-2017), Executive General Manager for Broadband Network at Telkom (2013-2014), Commissioner of Telin (2011-2014), Executive General Manager of Infratel (2011-2013), Vice President Infrastructure and Service Planning (2009-2011) and Assistant Vice President Investment Analysis (2007-2009). Mr. Bangun has a bachelor's degree in electrical engineering from Bandung University (1989)  and a masters degree in engineering from Cornell University (1999).

Abdus Somad Arief assumed the role of Director of Wholesale and International Service in April 2017. Currently, he also serves as President Commissioner of Telin from 2017. Mr. Arief started his career with our Company in 1992. He has served as President Commissioner of Telkom Infratel (2015-2017), Commissioner of Telkom Telstra (2015-2017), Commissioner of Telkom Sigma (2015), Commissioner of Telkomsel (2015), Director of Network and IT Solution (2014-2017), Director of Network at Telkomsel (2012-2014), Commissioner of Dayamitra (2012-2014) and Executive General Manager for our Enterprise Services Division (2009-2012), Vice-President of Business Development for our Enterprise and Wholesale Directorate (2008-2009) and Deputy Executive General Manager of our Enterprise Services Division (2007-2008). In addition, Mr. Arief has served as President Commissioner of PT Pramindo Ikat Nusantara (which has changed its name to PINS) (2011-2012) and as a Commissioner of PT Infomedia Nusantara (2010-2011). Mr. Arief holds a master degree in information and technology systems and a bachelor degree in electrical engineering from the Bandung Institute of Technology.

Herdy Rosadi Harman assumed the role of Director of Human Capital Management in December 2014. Currently, he also serves as Commissioner of Telkom Property from 2015 and as the President Commissioner of Infomedia from 2016. Mr. Harman started his career with our Company in 1987. Prior to his appointment as our Director, Mr. Harman served as Director of Human Capital Management at Telkomsel (2012-2014), Vice-President of Regulatory Management at our Company (2007-2012) and Vice-President of Legal & Compliance at our Company (2006-2007). He has also served as our Company's General Manager for Management Support (2004-2006). Mr. Harman holds a Master of Laws from Washington College of Law, at the American University, Washington D.C., an MBA from the Asian Institute of Management, Philippines, and the Bandung Institute of Management (now known as Telkom University) and a bachelor of law degree from the University of Padjadjaran, Bandung.

Dian Rachmawan assumed the role of Director of Enterprise and Business Service in April 2017.  Currently, he also serves as President Commissioner of Telkom Telstra from May 2017. Mr. Rachmawan started his career with our Company in 1989. He has served as Director of Consumer Services (2014-2017), CEO of Telin Hong Kong (2011-2014), Director of Network Operation & Engineering Business & Partnership Development at Telin (2007-2011) and Executive General Manager for Fixed Wireless Network Division at our Company (2005-2007). Previously, Mr. Rachmawan served as our Company's General Manager for South Jakarta Branch Office (2004-2005), General Manager for Interconnection & Partnership for Regional Division II Jakarta (2001-2004) and Assistant Vice President for Interconnection Planning at our headquarters (2000-2001). Mr. Rachmawan holds a master degree in telecommunications engineering and a master of science in communication and real time systems from Bradford University, England and a bachelor degree in electronic and telecommunication engineering from Surabaya Institute of Technology.

Other than as provided for under our Articles of Association, none of our Commissioners or Directors has any arrangement or understanding with any major shareholder, customer, supplier or with us pursuant to which such person was selected as a Commissioner or Director, nor are any such arrangements, understanding or contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above. The business address of our Commissioners and Directors is Jl. Jend. Gatot Subroto Kav.52 Jakarta - 12710, Indonesia.

B.                          COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Director and Board of Commissioners for the 2017 financial year and also as to the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the 2017 financial year. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

For 2017, the total remuneration paid to the entire Board of Commissioners was Rp76.3 billion. Taxes from remuneration borne by our Company amounted to Rp4.9 billion. The table below sets forth the remuneration that our Commissioners received in 2017:

Tantiem, THR(1), Long-
term Incentives and
Honorarium and	Post-employment

Board of Commissioners	Allowance	Benefit	Total
	(Rp million)
Hendri Saparini	1,326	10,518	11,844
Rinaldi Firmansyah	1,194	9,408	10,602
Hadiyanto	1,194	9,464	10,658
Margiyono Darsasumarja	1,194	9,408	10,602
Dolfie Othniel Fredric Palit	1,194	9,466	10,660
Pamijati Pamela Johanna Waluyo	1,194	9,408	10,602
Cahyana Ahmadjayadi(3)	820	311	1,131
Devy W. Suradji(2)	820	311	1,131
Pontas Tambunan(4)	311	6,288	6,599
Parikesit Suprapto(5)	—	2,564	2,564

Note

(1)	“THR” refers to tunjangan hari raya or religious holiday allowance.
(2)	Since the AGMS on April 21, 2017 up to December 22, 2017.
(3)	Since the AGMS on April 21, 2017.
(4)	Up to AGMS on April 22, 2017.
(5)	Up to AGMS on April 22, 2016.

For 2017, the total remuneration of the entire Board of Directors was Rp159.2 billion. Taxes from remuneration borne by our Company amounted to Rp10.5 billion.The table below sets forth the remunerations that our Directors received in 2017:

Board of Directors	Honorarium	Tantiem and THR(1)	Allowance	Total
	(Rp million)
Alex J. Sinaga	2,880	19,475	300	22,655
Harry M. Zen	2,592	12,183	300	15,075
Mas'ud Khamid(2)	1,791	216	208	2,215
Zulhelfi Abidin(2)	1,800	216	208	2,224
David Bangun(2)	1,765	216	208	2,189
Abdus Somad Arief	2,592	17,527	300	20,419
Herdy Rosadi Harman	2,592	17,527	300	20,419
Dian Rachmawan	2,592	17,527	300	20,419
Indra Utoyo(3)	648	17,311	75	18,034
Honesti Basyir(4)	864	17,311	100	18,275
Muhammad Awaluddin(5)	—	11,919	—	11,919
Heri Sunaryadi(6)	—	5,345	—	5,345

Note

(1)	“THR” refers to tunjangan hari raya or religious holiday allowance.
(2)	Since the AGMS on April 21, 2017.
(3)	Up to March 15, 2017.
(4)	Up to April 20, 2017.
(5)	Up to September 9, 2016
(6)	Up to the AGMS on April 22, 2016

The total accrued remuneration of Board of Commissioners and Directors for 2017 was Rp223 billion, consisting of tantiem.

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

Meetings of the Board of Commissioners are held at least once every two months. The Board of Commissioners must hold joint meetings with the Board of Directors at least once every four months. Decisions at Board of Commissioners meetings are taken through a process of deliberation and consensus. If consensus cannot be reached, decisions are based on a majority vote of the Commissioners in attendance or who are represented at the meeting. The quorum for all Board of Commissioners meetings requires attendance in person, through video conference, or by proxy granted to another Commissioner, of Commissioners representing more than one-half of the total number of Commissioners.

The Board of Directors is generally responsible for managing our business in accordance with applicable laws, our Articles of Association and the policies and directives issued by the GMS and the Board of Commissioners. The Board of Directors also has the right to act for and on our behalf, inside or outside a court of law, on any matter and for any event, with another party.

Meetings of the Board of Directors are held at least once a month and may be convened at any time deemed necessary or at the request of one or more members of the Board of Directors, or at the request of the Board of Commissioners.

Meetings of the Board of Directors are chaired by the President Director. In the event that the President Director is unavailable or absent for any reason, the meeting will be chaired by the Vice President Director. If the Vice President Director is unavailable, the meeting will be chaired by any Director appointed by the President Director.

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

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was adopted under a Decree of the Board of Commissioners No.07/KEP/DK/2013 dated July 23, 2013 in relation to the Charter of the Telkom Group Audit Committee. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations. In 2017, no changes were made to regulations related to our Audit Committee that would require us to amend our Audit Committee Charter.

The Audit Committee Charter outlines the Audit Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for, among others:

•	assisting the Board of Commissioners with the appointment of independing auditors;
•	conducting oversight of the integrated audit process;
•	providing an independent opinion in the event of differences of opinion between our management and independent auditors;
•	approving non-audit services to be performed by our independent auditors;
•	reviewing our consolidated financial statements and the effectiveness of internal controls over financial reporting (ICOFR);
•	monitoring the effectiveness of our internal audit;
•

convening regular meetings with internal and external auditors, without the presence of management, to discuss the results of their evaluation and audit of our internal controls as well as the overall quality of our financial reporting;

•	monitoring compliance with laws and regulations relating to our business;
•	monitoring the effectiveness of management;
•	monitoring the steps taken by Directors to follow up on the findings of our internal auditors; and
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

Currently, the Audit Committee consists of six members: (i) Margiyono Darsasumarja (Independent Commissioner and Chairman of the Audit Committee); (ii) Tjatur Purwadi (Secretary of the Audit Committee and External Independent Member); (iii) Rinaldi Firmansyah (Commissioner/Non-Voting Member); (iv) Dolfie Othniel Fredric Palit (Independent Commissioner)); (v) Cahyana Ahmadjayadi (Independent Commissioner)); and (vi) Sarimin Mietra Sardi (External Independent Member).

Audit Committee Financial Expert

See Item 16A “Audit Committee Financial Expert”.

Exemption From U.S. Listing Standards For Audit Committees

See Item 16D “Exemptions from the Listing Standards for Audit Committees”.

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee was formed pursuant to Board of Commissioner’s decree No.7/KEP/DK/2017 dated May 8, 2017 regarding the Establishment of the Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors’ remuneration. The duties of the Nomination and Remuneration Committee include the following:

•

to prepare the policy and selection criteria for strategic titles within the Company; namely those one title below the Director and Executive level for our consolidated subsidiaries, with reference to the principles of good corporate governance.

•

to assist the Board of Commissioners who are engaged with the Directors in selecting candidates for strategic positions in our Company i.e. positions which are one level under the directorships of our Company and directors and commissioners of any consolidated subsidiary.

•	to give recommendations to the Board of Commissioners to be conveyed to the holder of series A Dwiwarna shares regarding:
o	the composition of the Board of Directors.
o	succession planning for the Board of Directors.
o	assessment of the development of capability of members of the Board of Directors based on the parameters that have been prepared as evaluation material.
•

provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the holder of the series A Dwiwarna share concerning the policies, amount and / or structure for the remuneration of the Board of Directors and Board of Commissioners.

•	determine remuneration of Directors and Board of Commissioners in the form of fixed salary or honorarium, allowances and facilities and variable incentives.
•	review the employment contract and/or performance statement of each member of the Board of Directors.

Currently, the members of our Nomination and Remuneration Committee are Hadiyanto (Commissioner and Chairman of the Nomination and Remuneration Committee), Dolfie Othniel Fredric Palit (Independent Commissioner), Margiyono Darsasumarja (Independent Commissioner), Pamijati Pamela Johanna Waluyo (Independent Commissioner), Cahyana Ahmadjayadi (Independent Commissioner), and Sri Hartati Rahayu (External Independent Member).  To maintain independence in the execution of their tasks, members of the Nomination and Remuneration Committee have no relationship, either directly or indirectly, with us.

D.                          EMPLOYEES

We had a total of 24,065 employees as of December 31, 2017, consisting of 13,956 Telkom employees and 10,109 employees of our subsidiaries.

As of December 31, 2017, we had 655 senior management employees, compared with 620 senior management employees as of December 31, 2016. Total middle management employees increased from 5,290 employees as of December 31, 2016 to 5,585 employees as of December 31, 2017. Supervisor level employees decreased from 12,044 employees as of December 31, 2016 to 11,547 employees as of December 31, 2017. Other employees increased from 5,922 employees as of December 31, 2016 to 6,278 employees as of December 31, 2017. We did not employ a significant number of temporary employees in 2017. The following table shows our employee profile by position.

	As of December 31, 2017
Position	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	205	450	655	2.7
Middle Management	3,950	1,635	5,585	23.2
Supervisors	8,294	3,253	11,547	48.0
Others	1,507	4,771	6,278	26.1
Total	13,956	10,109	24,065	100.0

Our employee profile based on educational background as of December 31, 2017 was dominated by university graduates which accounted for 54.1% of our total employees. This reflects our focus to recruit highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

	As of December 31, 2017
Level of Education	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	3,201	876	4,077	16.9
Diploma Graduates	2,776	1,452	4,228	17.6
University Graduates	6,030	6,987	13,017	54.1
Post Graduates	1,949	794	2,743	11.4
Total	13,956	10,109	24,065	100.0

As of December 31, 2017, 23,985 of our employees were located in Indonesia and 80 of our employees were located outside of Indonesia.

Retirement Program

The retirement age for all our employees is 56 years. We have two pension schemes: (a) Defined Benefit Pension Plan (“DBPP”), which is applicable to permanent employees who were permanent prior to July 1, 2002 (other than our

Directors) and (b) Defined Contribution Pension Plan (“DCPP”) which is applicable to permanent employees (other than our Directors) who were permanent on or after July 1, 2002.

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp600,000 per month, or minimum Rp450,000 per month for spouses of the retired employees. We did not make any contribution to the DBPP pension fund for 2015, 2016 and 2017.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program under annuity insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the remaining balance. Since 2005, Telkomsel has contributed the entire amount to the program, which totaled Rp192 billion, Rp83 billion and Rp131 billion for 2015, 2016 and 2017, respectively.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totaled Rp7  billion, Rp9 billion and Rp10 billion, for the years ended December 31, 2015, 2016 and 2017, respectively.

Management of Employee Relations

Pursuant to Law No.13/2003 regarding Manpower and Law No.21/2000 regarding Employee Union/Labor Union.,  our employees established SEKAR (Serikat Karyawan). As of December 31, 2017, SEKAR represented a total of 11,346 employees or 81.3% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to Law No.13/2003 regarding Manpower and Regulation of the Minister of Manpower and Transmigration No.28/2014 concerning Procedure for Drafting and Ratifying Corporate Regulation also Drafting and Registering Collective Work Agreement, SEKAR is entitled to represent employees in the negotiation of collective work agreements with our management. Our Company and SEKAR entered into a seventh collective work agreement dated January 19, 2018 (the "Seventh CWA"). The Seventh CWA is in effect for a period of two years.

The employees of Telkomsel,  PT Infomedia Nusantara,  Metra Digital Media and Graha Sarana Duta have also established employees’ unions. Telkomsel employees’ union (Serikat Pekerja Telkomsel or SEPAKAT) represented a total of 4,306 employees or 81.37% of Telkomsel’s total employees. Infomedia Nusantara employees’ union (Serikat Pekerja Infomedia Nusantara or SPIN) represented a total of 202 employees or 95.73% of Infomedia Nusantara’s total employees. In other hand, Metra Digital Media and Graha Sarana Duta’s employees’ union (Serikat Pekerja Metra Digital or SPMD and Serikat Pekerja Graha Sarana Duta or SEJAGAD) respectively represented a total of 132 employees (52.17%) and 475 employees (52.72%) of each subsidiaries total employees. Neither Telkom nor Telkom Group subsidiaries had experienced material labor action.

E.                          SHARE OWNERSHIP

As of February 28, 2018, none of our Commissioners, Directors or Senior Managers beneficially owned more than 1.0% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners,

Directors and Senior Management, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders.”

Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of the 2012 annual incentives. On such date, 59,811,400 (equal to 299,057,000 shares after stock split) shares of common stock were transferred to 24,993 employees with a total fair value of Rp661 billion. As of March 21, 2016, 110,256,210 of our shares were owned by 14,373 of our employees and our retirees. From 2014 through 2017, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See “Compensation — Compensation of Commissioners and Directors”.

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

The table below sets forth the composition of our shareholders as of February 28, 2018.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Subtotal (Capital issued and outstanding)	1	99,062,216,599	100
Treasury Stock		1,737,779,800	0
Total	1	100,799,996,399	100

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the shareholding of our major shareholder which own more than 5% of our shares as of February 28, 2018.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	0.00
Common Stock	Government	51,602,353,559	52.09

The percentage of shares held by the Government was, 52.60%, 52.09% and 52.09% as of February 28, 2016, 2017 and 2018, respectively.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own more than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of February 28, 2018. No other persons own 5% or more of our shares of common stock.

	Number of	Percentage of
Commissioners or Directors	Shares	Ownership
Commissioners
Hadiyanto	875,297	<0.01
Hendri Saparini	414,157	<0.01
Rinaldi Firmansyah	217,400	<0.01
Directors
Alex J. Sinaga	920,349	<0.01
Dian Rachmawan	888,854	<0.01
Abdus Somad Arief	828,314	<0.01
Herdy Rosadi Harman	828,012	<0.01
David Bangun	800	<0.01
Total	4,973,183	<0.01

Shareholders Owning Less Than 5% of Shares

The table below sets forth the shareholding of our shareholders which owned less than 5% of our shares of common stock as of February 28, 2018.

	Number of
	Shares of
	Common Stock	Percentage of
Group	Owned	Ownership
Foreign
Business Entities	37,002,982,642	37.35
Individuals	20,284,337	0.02
Local
Business Entities
Companies	3,539,407,863	3.57
Insurance Companies	3,235,749,550	3.27
Mutual Funds	2,185,470,941	2.21
Pension Funds	567,698,300	0.57
Others Business Entities	98,976,950	0.10
Individuals	809,292,457	0.82
Total	47,459,863,040	47.91

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

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.09% of our issued and outstanding common stock as of February 28, 2018. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the “ownership” of our common stock and the single outstanding Dwiwarna Share is vested in the Ministry of Finance. In turn, and under the authority of the Ministry of Finance, the MSOE exercises the rights vested in these securities as our “controlling shareholder.”

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

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp1,757 billion in 2016 and Rp1,883 billion (US$139 million) in 2017. Concession fees as a percentage of total expenses amounted to 2.3% in 2016 and 2.2% in 2017. Radio frequency usage charges amounted to Rp3,687 billion in 2016 and Rp4,276 billion (US$315.2 million) in 2017. Radio frequency usage charges as a percentage of total expenses amounted to 4.7% in 2016 and 5.0 % in 2017. USO charges to the MoCI amounted to Rp460 billion in 2016 and Rp366 billion (US$27 million) in 2017. USO charges as a percentage of our total expenses amounted to 0.6% in 2016 and 0.4%  in 2017.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2017, we had a total of Rp1,098 billion (US$80.9 million), in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2017, 80.6% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 19.4% denominated in Rupiah. In 2017, the annual interest rates charged 8.25% on loans repayable in Rupiah, 3.85%  on those denominated in U.S. Dollar and 2.95% on those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2017, the amount of revenues from Government departments and agencies was Rp2,848 billion, which accounted for 2.22% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway and e-Commerce platform services.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of February 28, 2018, we had 60,864 holders of shares of common stock (including the Government). This total includes 37,146,996,779 shares of common stock held by 2,235 holders of common stock located outside Indonesia. As of the same date, there were 91 ADS shareholders who owned 76,327,568 ADSs.

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

ITEM 8.              FINANCIAL INFORMATION

A.                         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 “Financial Statements” for our audited Consolidated Financial Statements filed as part of this Form 20‑F.

MATERIAL LITIGATION

In the ordinary course of business, we have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. See Note 34 to our Consolidated Financial Statements.

In 2017, there were no material legal proceedings involving our Company or any serving Commissioner or Director.

DIVIDEND POLICY

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2017 will be decided at the AGMS scheduled for 2018.

			Amount of		Dividend per
		Payout Ratio	Dividends		Share After Stock
Dividend Year	Date of AGMS	(%)(1)	(Rp million)		Split (Rp)
2012	April 19, 2013	65	8,352,597	(2)	87.24
2013	April 4, 2014	70	9,943,294	(3)	102.40
2014	April 17, 2015	60	8,782,812	(4)	89.46
2015	April 22, 2016	60	9,293,184	(5)	94.64
2016	April 21, 2017	70	13,546,411	(6)	136.75

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2)	Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting to Rp1,285,015 million.
(3)	Consists of cash dividend amounting to Rp7,812,588 million and special cash dividend amounting to Rp2,130,706 million.

(4)	Consists of cash dividend amounting to Rp7,319,010 million and special cash dividend amounting to Rp1,463,802 million.
(5)	Consists of cash dividend amounting to Rp7,744,304 million and special cash dividend amounting to Rp1,548,880 million.
(6)	Consists of cash dividend amounting to Rp11,611,211 million and special cash dividend amounting to Rp1,935,200 million.

TELKOMSEL DIVIDEND

Pursuant to its AGMS on May 5, 2017, Telkomsel approved, the payment of cash dividends in the amount of Rp26,785 billion, which represented 95% of Telkomsel’s net profits in 2016. We are entitled to receive 65% of any dividends approved for payment by Telkomsel by virtue of our shareholding therein.

B.                         SIGNIFICANT CHANGES

See Note 38 to our Consolidated Financial Statements.

ITEM 9.               THE OFFER AND LISTING

A.                         OFFER AND LISTING DETAILS

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

	Price per share of Common Stock (IDX)					Market
Calendar Year	High	Low	Closing	Volume	Outstanding shares	Capitalization
	(in Rupiah)			(shares)		(Rp billion)
2013	2,580	1,760	1,760	27,839,305,000	97,100,853,600	216,720
2014	3,010	2,060	2,060	24,035,761,600	98,175,853,600	288,792
2015	3,170	2,485	2,485	18,742,850,400	98,198,216,600	312,984
2016	4,570	3,045	3,045	23,017,915,300	99,062,216,600	401,184
First Quarter	3,510	3,045	3,045	5,852,647,000	98,198,216,600	335,160
Second Quarter	4,010	3,305	3,305	5,808,895,400	99,062,216,600	401,184
Third Quarter	4,570	3,950	3,950	5,821,745,500	99,062,216,600	434,448
Fourth Quarter	4,400	3,640	3,640	5,534,627,400	99,062,216,600	401,184
2017	4,840	3,780	4,440	21,225,443,500	99,062,216,600	447,552
First Quarter	4,190	3,780	3,780	4,560,626,200	99,062,216,600	416,304
Second Quarter	4,670	4,010	4,010	4,954,694,500	99,062,216,600	455,616
Third Quarter	4,840	4,500	4,500	4,320,051,800	99,062,216,600	471,744
Fourth Quarter	4,710	3,910	4,440	7,390,071,000	99,062,216,600	447,552
September	4,750	4,610	4,610	1,389,011,400	99,062,216,600	471,744
October	4,710	4,010	4,010	3,756,859,100	99,062,216,600	406,224
November	4,350	3,910	4,150	2,341,006,100	99,062,216,600	418,320
December	4,460	4,110	4,440	1,292,205,800	99,062,216,600	447,552
2018	4,460	3,920	4,000	5,561,255,800	99,062,216,600	403,200
January	4,460	3,920	3,990	3,517,617,500	99,062,216,600	402,192
February	4,080	3,920	4,000	2,043,638,300	99,062,216,600	403,200

(1)	We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.
(2)	The price per share of the common stock reflects this two splits mentioned above for all periods shown.
(3)	Market capitalization is the product of the share price and issued and fully paid share which is 100,799,996,400 shares.

On the last day of trading on the IDX in 2017, which was December 29, 2017, the closing price for our common stock was Rp4,440 per share.

The table below shows the high, low and closing quoted prices and trading volume for our ADSs on the NYSE during the periods indicated.

Price per ADS

Calendar Year	High	Low	Closing	Volume (in ADS)
	(in U.S. Dollars)
2013	25.31	16.88	17.93	134,122,210.00
2014	24.38	16.95	22.62	104,501,896.00
2015	23.54	17.05	22.20	87,438,232.00
2016	34.65	21.22	29.16	110,532,172.00
First Quarter	26.92	21.22	25.43	24,848,124.00
Second Quarter	30.96	25.06	30.73	31,010,592.00
Third Quarter	34.65	29.63	33.04	27,153,358.00
Fourth Quarter	33.57	27.17	29.16	27,520,098.00
2017	36.19	28.10	32.22	76,122,383.00
First Quarter	31.34	28.10	31.17	23,813,869.00
Second Quarter	34.45	30.26	33.67	16,694,062.00
Third Quarter	36.19	33.50	34.30	14,436,754.00
Fourth Quarter	34.55	29.15	32.22	21,177,698.00
September	35.95	34.26	34.30	4,821,106.00
October	34.55	29.73	30.04	8,566,928.00
November	31.96	29.15	31.08	7,916,528.00
December	32.36	30.35	32.22	4,694,242.00
2018	32.51	28.12	29.03	22,941,047.00
January	32.51	29.50	30.05	12,934,482.00
February	30.50	28.12	29.03	10,006,565.00

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

As of December 31, 2017, the IDX had 566 issuers for equity and 106 active brokerage houses. In 2017, IDX recorded a trading volume of 2,845 billion shares. As of December 31, 2017, the total market capitalization was valued at Rp 7.052 trillion (US$ 519.8 billion).

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

The Decree of the Board of Directors of the IDX No. Kep‑00399/BEI/11‑2012 provides that, effective January 2, 2013, the trading sessions of the IDX is as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday-Friday	08.45.00‑08.55.00
1st	Regular	Monday-Thursday	09.00.00‑12.00.00
	Cash and Negotiated	Friday	09.00.00‑11.30.00
2nd	Regular	Monday-Thursday	13.30.00‑15.49.59
		Friday	14.00.00‑15.49.59
	Negotiated	Monday-Thursday	13.30.00‑16.15.00
		Friday	14.00.00‑16.15.00
Pre-closing	Regular	Monday-Friday	15.50.00‑16.00.00
Post Trading	Regular	Monday-Friday	16.05.00‑16.15.00

The Decree of the Board of Directors of the IDX No.Kep-00113/BEI/12-2016, effective January 3, 2017, changed the group price, tick price and maximum share price movement to the following:

Group Price	Tick Price	Maximum Share Price Movement
≤Rp200	Rp1	Rp10
Rp200 ≤Rp500	Rp2	Rp20
Rp500≤Rp2,000	Rp5	Rp50
Rp2,000≤Rp5,000	Rp10	Rp100
≥Rp5,000	Rp25	Rp250

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

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.0018%of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost as stipulated by the IDX is applicable. A minimum monthly transaction fee of Rp20 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or whose Exchange Member Approval is revoked.

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

The Decree of the Board of Directors of the IDX No. Kep-00113/BEI/12-2016, effective January 3, 2017, also stipulates the change of auto rejection policy. The Jakarta Automated Trading System (JATS) will automatically reject price orders input into the JATS at the Regular and Cash Markets if (i) the selling or buying order is smaller than Rp50; (ii) the selling or buying orders input into the JATS are more than 35% (thirty five percent) above or below the Reference Price for stock prices ranging from Rp50 to Rp200; (iii) the selling or buying orders input into the JATS are more than

25% above or 10% below the Reference Price for stock price ranging from above Rp200 to Rp5,000; and (iv) the selling or buying orders input into the JATS are more than 20% above or below the Reference Price for stock price that is more than Rp5,000. Stock trading as a result of initial public offering is determined twice wider than Auto Rejection percentage as mentioned above.

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

B.                         MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and approved by Ministerial Decree No.C2‑7468.HT.01.04.Th.97 of 1997. Following the enactment of the Indonesian Company Law which revoked Law No.1 of 1995 on Limited Liability Companies, we amended our Articles of Association which were approved by the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to the Decree of the Ministry of Justice and Human Rights No.AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No.20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to the directive of the Ministry of State Owned Enterprises to standardize articles of association across all state owned enterprises in Indonesia. This last amendment was accepted and approved by the Ministry of Law and Human Right in its Decree No.AHU-0013024.AH.01.02 dated June 15, 2017 and which notification was received by the Ministry of Law and Human Right in its Letter No.AHU-AH.01.03-0146625 dated June 15, 2017.

In accordance with Article 3 of our Articles of Association, the scope of our activities is to provide telecommunication network and telecommunication and information services, as well as to optimize our Company’s resources in producing high quality and competitive products and services to enhance profitability while staying true to our Company’s values. In order to achieve the aforementioned objectives, we may undertake business activities that incorporate the following:

1.	Main Business
a.

Planning, building, providing, developing, operating, marketing or selling, leasing, and maintaining telecommunication and information networks to the widest extent in accordance with prevailing laws and regulations.

b.	Planning, developing, providing, marketing or selling, and improving telecommunications and information services to the widest extent in accordance with prevailing laws and regulations.
c.	Investing, including equity capital, in other companies in order to realize our purposes and objectives.
2.	Supporting Business
a.	Providing payment transactions and money transferring services through telecommunications and information networks.
b.

Performing other activities and undertakings in connection with the optimization of our resources which, among others, including the utilization of our properties and equipments and movable assets, information systems, education and training and repairs and maintenance facilities.

c.

Collaborating with other parties to optimize the information, communication or technology resources owned by other parties as a service provider in the information, communication and technology industry in order to realize our purposes and objectives.

In accordance with Indonesian Company Law, we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards. Each Director receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the AGMS. Each Director receives compensation, the amount of which is determined by the shareholders at the GMS, although such authority may be delegated to the Board of Commissioners, in which case compensation shall be determined based on a resolution of the Board of Commissioners.

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

In respect of loans, our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to obtain or provide any loan (i) for non-operational purposes except for loans to subsidiaries and (ii) exceeding a certain amount under the Company’s working plan and budget, subject to applicable capital market regulations in Indonesia.

Other than as above, the Board of Directors requires approval from the Board of Commissioners, which, in turn, requires approval from the Series A Dwiwarna shareholder for:

•

disposing/transferring and/or collateralising assets worth Rp100 billion or more, except for deposits, shares recorded as investments, assets recorded as inventory. Such assets shall be valued based on fair prices;

•

establishing cooperation with business entities or other parties, in the form of (i) operational cooperation, (ii) business cooperation, (iii) licensing cooperation, (iv) built, operate and transfer, (v) build, transfer and operate, (vi) build, operate and own, and (vii) other agreements of similar nature worth Rp100 billion or more for a duration of five years or more;

•	conducting capital participation in other companies, subsidiaries, and joint venture companies not in the context of loan bailout, which meets the following thresholds:
-	worth Rp100 billion or more for 1 fiscal year in another company; or
-	worth Rp200 billion or more for 1 fiscal year in one subsidiary or joint venture company;
-	the value of the paid-up capital shall include those that are non-cash in nature.
•	establishing a subsidiary and/or a joint venture company with initial deposit worth Rp 5 billion or more;
•	nominating representatives to become prospective members of the Board of Directors of Telkomsel, Metra, or Dayamitra;
•	releasing capital participation in other companies, subsidiaries, and joint venture companies worth Rp100 billion or more for a fiscal year in a company and or as controlling shares;
•	mergers, consolidations, acquisitions, spin-offs, and dissolution of subsidiaries and joint venture companies with a financial consequence of Rp100 billion or more for our Company;
•	binding our Company as a guarantor for a value of Rp500 billion or more for one year for a subsidiary;
•	accepting medium/long-term loans and providing medium/long term loans worth more than the value stipulated in Company’s Work Plan and Budget;
•

providing non-operational short/medium/long-term loans worth more than the value stipulated in Company’s Work Plan and Budget, except loans to subsidiaries (it is sufficient to report loans to subsidiaries to the Board of Commissioners);

•	writing off non-performing loans worth Rp100 billion or more for one fiscal year and for dead inventory;
•	any actions not provided for in Company’s Work Plan and Budget.

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

Any GMS may only be convened upon the issuance of the requisite notice by us. In addition, the Board of Directors may issue such notice and convene an EGMS based on a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares. The notice is to be published in at least one newspaper in Indonesia (in Bahasa Indonesia) having general circulation within Indonesia and on the website of our Company (in Bahasa Indonesia and/or other languages as determined by regulations) and the IDX. Such announcement/notice of a GMS is required to be given to shareholders at least 14 days (without counting the notice date and the invitation date) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in the same manner as with the announcement of the notice at least 21 days (without counting the invitation date and the meeting date) prior to the GMS. The quorum for AGMS or EGMS requires shareholders representing more than one-half of the total shares with voting rights issued by us. In case the quorum is not reached, then invitation to a second meeting can be made without prior notice that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (without counting the invitation date and the meeting date). The second meeting will be valid if attended by shareholders representing at least one-third of the total shares with valid voting rights and may pass binding resolutions if approved by at least one-half of the attended shareholders with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at our Company’s request, with the quorum of attendance to be determined by the Chairman of the OJK in accordance with the provisions of the laws.

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

Each Director and Commissioner has an obligation to report to the OJK with regard to their ownership and any changes in their ownership of our Company, and this obligation also applies to shareholders who, directly and indirectly,  have an ownership stake of 5% or more in our paid up capital. We believe that our Articles of Association are not significantly different from those generally prevailing in Indonesia in respect of companies listed on the IDX (other than with respect to provisions and rights relating to the Dwiwarna Share, which are common for SOEs listed on the IDX). We also believe that the provisions in our Articles of Association relating to changes in our capital are not more stringent than that required by Indonesian law.

C.                         MATERIAL CONTRACTS

In 2017 and 2016, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business as disclosed at Note 33 of our Consolidated Financial Statements.

D.                         EXCHANGE CONTROLS

See Item 3 “Key Information  — Selected Financial Data —  Exchange Controls” included elsewhere in this Form 20‑F.

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

Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report, is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable, provided the recipient is able to comply with the following strict requirements:

1.	If the provisions under the tax treaty is different from those under the Indonesian Income Tax Law.
2.	The income recipient is not an Indonesian taxpayer.
3.	The non tax resident income recipient is an individual or an entity that is a tax resident of the country under the tax treaty country partner.
4.	The non tax resident income recipient submits a certificate of domicile that meets the administrative requirements and certain other requirements.
a.	The administrative requirements to be fulfilled by the non tax resident income recipient in order to apply the tax treaty are as follows:
1)	Uses Form DGT-1 or Form DGT-2;
2)	The form must be filed in correctly, completely and clearly by the non-resident income recipient;
3)	Signed by the non-resident income recipient or equivalent mark/stamp as normally used in its country;
4)	Signed by the authorized official of the treaty country where the non-resident income recipient resides or equivalent mark/stamp as normally;
5)	Used for the period stated in the Form DGT-1 or Form DGT-2 (maximum 12 months); and
6)	Submitted by the Indonesian Withholder agent in the submission of its monthly tax return (MTR) at the latest by the due date of the submission (i.e. the 20th of the following month).
b.	The certain other requirements is the certificate of domicile must explain below informations:
1)	There are relevant economic motives in relation to the establishment of the entity;
2)	The entity has its own management to conduct business and the management has independent discretion;
3)	The entity has sufficient assets to conduct business other than the assets generating income from Indonesia;
4)	The entity has sufficient and qualified personnel to conduct business; and
5)	The entity has business activity other than receiving dividend, interest and/or royalty from Indonesia.

5.	There is no tax treaty abuse. To meet this condition, the non tax resident is required to:
a.	have economic substance in the establishment of the entity or the execution of the transaction;
b.	have legal form that is same as the economic substance in the establishment of the entity or the execution of the transaction;
c.	have a business activities which are managed by its own management and the management has sufficient authority to carry out the transactions;
d.	have fixed assets and non-fixed assets (other than the assets generating income from Indonesia), which are sufficient to conduct business activities in that treaty partner country;
e.	have sufficient employees with the expertise and certain skills in accordance with its line of business; and
f.	have activities or an active business other than only receiving income in the form of dividend, interest, royalty from Indonesia.
6.	The non tax resident income recipient is the beneficial owner of the income as required by the concerned tax treaty. The requirements for a beneficial owner are as follows:
a.	If the non tax resident is an individual, he or she does not act as an agent or nominee; or
b.	If the non tax resident is an entity, it should fulfil the following requirements:
1)	It does not act as an agent, nominee, or conduit;
2)	It has to have control in using or enjoying funds, assets, or rights that can generate income from Indonesia;
3)	There is no more than 50% of the total non-consolidated income is used to fulfill obligations to other parties;
4)	It bears the risks of assets, capital, and / or liabilities; and
5)	It does not have written or unwritten obligation to provide part or all of the income derived from Indonesia to another party.

Capital Gains

The sale or transfer of common stock through the IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The sale or transfer of founder shares through the IDX under current Indonesian tax regulations, be subject to additional income tax if the 0.5% final income tax has not been settled after the initial public offering.

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

There is no specific tax regulation on the sale of listed shares outside the IDX. If the transfer of listed shares outside the IDX by a non-resident taxpayer is considered as the transfer of unlisted shares by a non-resident taxpayer, then general tax regulation will be applied, which is, withholding tax of 5% of the sales price (or may be subject to the double taxation treaty) will be applicable.

Under Indonesian tax laws, a purchaser or Indonesian broker is required to withhold tax on payment of the purchase price for common stock or ADSs through the IDX, theoretically, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaty to which Indonesia as a party (including the United States-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for the application of the tax treaty from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may need to fulfill certain requirements including making a specific application accompanied with a specific form which set by the Indonesian Tax Office as a Certificate of Residency and filled by the recipient of the income and validated by the competent authority of the country where the recipients are resident. The original Certificate of Residency that has been validated by the competent authority must be provided to the custodian that will forward it to the withholding tax agent.

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

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal estate, gift or alternative minimum taxes, the U.S. federal Medicare tax on net investment income, or state, local, or non-U.S. tax considerations. Each holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income, and other tax considerations of their investment in the ADSs or common stock.

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

Distributions on the Common Shares or ADSs

Subject to the discussion below under “Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any Indonesian tax withheld) we make on the common shares or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you, to the extent of your basis in the ADSs or common shares and thereafter as capital gain. We, however, do not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally granted to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by certain non-corporate holders will be taxable at favorable rates as opposed to being taxable at ordinary income rates if the dividends are “qualified dividends”. Dividends paid on ADSs or common shares will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided, in each case, that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Treaty has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty so long as there is substantial and regular trading in our common shares on the IDX. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited Consolidated Financial Statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not believe we were a PFIC for our 2017 taxable year, and we do not anticipate we will be a PFIC for the current taxable year or any future taxable year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company”.

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

A U.S. Holder that receives foreign currency from a sale or disposition of ADSs or common shares generally will realize an amount equal to the U.S. Dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If ADSs or common shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. Dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. Dollars on the date received by the U.S. Holder, a cash-basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

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

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests.

We do not believe we were a PFIC for prior taxable years, and based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common shares, we do not believe that we are a PFIC for the current taxable year and we do not expect to become a PFIC for future taxable years.  This is a factual determination, however, that must be made annually at the end of the taxable year.  Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, and therefore, there can be no certainty as to our status in this regard until the close of the 2017 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common shares may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the ADSs or common shares, you generally would be subject to special rules with respect to “excess distributions” made by us on the ADSs or common shares and with respect to gain from your disposition of the ADSs or common shares. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the ADSs or common shares in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the ADSs or common shares. Generally, you would be required to allocate any excess distribution or gain from the disposition of the ADSs or common shares ratably over your holding period for the ADSs or common shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge (at the rate generally applicable to an underpayment of tax) on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable year. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable years of the excess distribution or disposition and taxed as ordinary income.

If we were a PFIC in any year during a U.S. Holder's holding period, we would generally continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless the U.S. Holder has made certain elections under the PFIC rules, such as a mark-to-market election or a “qualified electing fund” (“QEF”) election.  Prospective investors should assume, however, that a QEF election will not be available because we do not expect to provide U.S. Holders with the information needed to make such an election. U.S. Holders should consult with their own tax advisors concerning the consequences to them if we are or become a PFIC, including but not limited to any reporting requirements and the availability and applicability of any election that may be available to mitigate adverse consequences, in light of such U.S. Holders’ particular circumstances.

If we were regarded as a PFIC, a U.S. Holder of ADSs or common shares generally would be required to file an information return on IRS Form 8621 for any year in which the U.S. Holder received a direct or indirect distribution with respect to the ADSs or common shares, recognized gain on a direct or indirect disposition of the ADSs or common shares, or made an election with respect to the ADSs or common shares, reporting distributions received and gains realized with respect to the ADSs or common shares. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the U.S. Holder's ownership of the ADSs or common shares. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

The rules applicable to owning shares of a PFIC are complex. We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences of holding the ADSs or common shares that would arise if we were considered a PFIC.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2017, assets in foreign currencies reached 73% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2015, 2016 and 2017 as the Indonesian economy was affected by changes in the U.S. Dollar to Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2018 or thereafter.

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

The information presented in the following table is based on assumptions of bid and offer rates in U.S. Dollar, as well as other currencies, which were quoted by Reuters on December 29, 2017 and applied respectively to monetary assets and liabilities. The bid and offer rates as of December 29, 2017 were Rp13,565 and Rp13,570 to US$1.00, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance
	as of December 31, 2017		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2018	2019	2020	2021	2022	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	154	2,088	2,088	—	—	—	—	—	2,088
Japanese Yen	7	1	1	—	—	—	—	—	1
Others(1)	8	114	114	—	—	—	—	—	114
Other Current Financial Assets
U.S. Dollar	28	384	384	—	—	—	—	—	384
Others(1)	1	15	15	—	—	—	—	—	15
Trade Receivables
Related Parties
U.S. Dollar	3	41	41	—	—	—	—	—	41
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	71	968	968	—	—	—	—	—	968
Others(1)	5	57	57	—	—	—	—	—	57
Other Receivables
U.S. Dollar	0	2	2	—	—	—	—	—	2
Others(1)	0	0	0	—	—	—	—	—	0
Other Current Assets
U.S. Dollar	0	1	1	—	—	—	—	—	1
Others(1)	72	17	17	—	—	—	—	—	17
Other Non-current Assets
U.S. Dollar	4	58	58	—	—	—	—	—	58
Others(1)	0	1	1	—	—	—	—	—	1
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	3	3	—	—	—	—	—	3
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	160	2,164	2,164	—	—	—	—	—	2,164
Japanese Yen	20	2	2	—	—	—	—	—	2
Others(1)	7	61	61	—	—	—	—	—	61
Other Payables
U.S. Dollar	4	56	56	—	—	—	—	—	56
Others(1)	7	93	93	—	—	—	—	—	93
Accrued Expenses
U.S. Dollar	42	571	571	—	—	—	—	—	571
Japanese Yen	18	2	2	—	—	—	—	—	2
Others(1)	1	11	11	—	—	—	—	—	11
Advances from Customers
U.S. Dollar	0	7	7	—	—	—	—	—	7
Current Maturities of Long-term Liabilities
U.S. Dollar	11	144	144	—	—	—	—	—	174
Japanese Yen	768	93	93	—	—	—	—	—	109
Others(1)	67	55	55	—	—	—	—	—	61
Other Liabilities
U.S. Dollar	22	296	16	28	28	112	112	—	296
Long-term liabilites(2)
U.S. Dollar	65	883	—	267	226	210	180	—	857

Japanese Yen	4,607	555	—	93	93	92	92	185	547
Others(1)	144	118	—	54	32	6	5	21	125

(1)	Asset and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalent using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans and long-term bank loans.

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

The actual cash flows from our debt are denominated in Rupiah, U.S. Dollar, Malaysian Ringgit and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three-month placements in effect as of December 31, 2017 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2017 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three-month certificates issued by Bank Indonesia or based on the average three-month deposit rate offered by the lenders; (iii) fixed interest rates on U.S. Dollar deposits are based on average interest rates offered for three-month placements by the various lending institutions where such deposits are located as of December 31, 2017; and (iv) the value of marketable securities is based on the value of such securities on December 31, 2017. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

	Outstanding Balance as of
	December 31, 2017
	Original	Rupiah		Expected Maturity Date						Fair
Interest Rate Risk	Currency	Equivalent	Rate	2018	2019	2020	2021	2022	Thereafter	Value
	(in millions)	(in billions)	(%)	(Rp billion)
ASSETS
Fixed Rate
Cash and Cash Equivalent
Time Deposit
Rupiah	19,332,979	19,333	2.85% - 8.50%	19,333	—	—	—	—	—	19,333
U.S. Dollar	91	1,223	0.40% - 1.75%	1,223	—	—	—	—	—	1,223
Malaysian Ringgit	14	47	2.70% - 3.50%	47	—	—	—	—	—	47
Other Current Financial Assets
Time Deposit
Rupiah	24,963	25	6.00% - 7.00%	25	—	—	—	—	—	25
U.S. Dollar	22	300	1.38% - 1.64%	300	—	—	—	—	—	300
Available-for-sale Financial Assets
Rupiah	1,168,469	1,168	10.40%	1,168	—	—	—	—	—	1,168

LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	2,091,455	2,092	—	2,092	—	—	—	—	—	2,092
Interest	—	—	—	—	—	—	—	—	—	—
Fixed Rate
Rupiah
Principal	196,949	197	—	197	—	—	—	—	—	197

Interest	—	—	—	—	—	—	—	—	—	—
Long-term Liabilities(1)
Variable Rate
Rupiah
Principal	18,211,442	18,211	—	4,040	4,032	3,338	2,246	1,564	2,991	18,391
Interest	4,339,722	4,340	6.48% - 8.99%	1,380	979	687	471	283	540	—
U.S. Dollar
Principal	53	714	—	33	183	166	166	166	—	714
Interest	5	68	3.04% - 3.34%	23	20	14	8	3	—	—
Malaysian Ringgit
Principal	52	174	—	54	54	33	6	6	21	185
Interest	7	23	5.95% - 6.31%	9	6	3	2	1	2	—
Fixed Rate
Rupiah
Principal	9,318,872	9,319	—	85	77	2,041	38	2,431	4,647	10,389
Interest	9,397,766	9,398	5.18% - 13.80%	957	949	893	735	2,014	3,850	—
U.S. Dollar
Principal	23	313	—	110	85	60	44	14	—	317
Interest	2	23	2.18% - 3.85%	10	7	4	2	0	—	—
Japanese Yen
Principal	5,375	648	—	93	93	93	92	92	185	656
Interest	595	72	2.95%	18	16	13	10	8	7	—
Finance Lease
Rupiah
Principal	3,803,548	3,804	—	794	744	699	668	548	351	3,804
Interest	881,470	881	6.65% - 15.00%	289	225	167	110	56	34	—

(1)	Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds, long-term bank loans and other borrowings, which in each case include their maturities.

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

We entered into a new agreement with the Depositary in 2016 pursuant to which the Depositary agreed  to reimburse us up to US$1.0 million in 2016 and up to US$850,000 in each of the subsequent six years for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, legal fees and disbursements and other ADS program-related expenses. The reimbursement will be adjusted if the Depositary’s collection of dividend fees and the number of ADSs outstanding falls below a stipulated minimum. In 2017, we received reimbursement of approximately US$ 715,807.47 from the depositary for such expenses.

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2017.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies to which this Item applies.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation on the effectiveness of our disclosure controls and procedures under the supervision and with the participation of management, including the President Director, which is of the same level as CEO and Director of Finance, which is the same level as CFO (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on this evaluation, the  CEO and CFO have concluded that, as of December 31, 2017,  our disclosure controls and procedures were effective. Disclosure controls and procedures conducted by management include controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.                         MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company’s, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of our Company’s are being made only in accordance with authorizations of our management and Board of Directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 framework). Based on this assessment, management concluded that as of December 31, 2017, our internal control over financial reporting was effective.

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

D.                         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Mr.  Tjatur Purwadi, the secretary of the Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act. Mr. Purwadi has been a member of our Audit Committee since March 2014. Mr. Purwadi previously served as Director of Assurance at KAP Tanudiredja, Wibisana, Rintis & Partners (formerly Tanudiredja, Wibisana & Partners) (a member firm of the PwC global network) from 2012 to 2013. Prior to that, he served at our Company since 1979 where he rose to become Vice-President of Financial and Logistics Policy and Head of Internal Audit.

ITEM 16B.         CODE OF ETHICS

In compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics applies equally to our Commissioners, our President Director and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at https://www.telkom.co.id/servlet/tk/about/en_US/stockdetail/code-of-ethics-and-corporate-culture.html. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our Investor Relations Unit at Telkom Landmark Tower,  39th Floor, Jl. Gatot Subroto No.52, Jakarta 12710, Indonesia.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on April 21, 2017, we appointed KAP Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited), a registered KAP with the OJK, to perform the audit on our consolidated financial statements for the year ended December 31, 2017 and on the effectiveness of internal control over financial reporting as of December 31,  2017. The fee for the audit for 2017 was agreed at Rp43.7 billion (excluding VAT).

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program (“PKBL”) for 2017.

FEES AND SERVICES OF THE EXTERNAL AUDITOR

The following table summarizes the fees for audit services in 2015, 2016 and 2017:

	For Years Ended on December 31,
	2015	2016	2017
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	39,943	36,655	41,618
All Other Fees	400	1,405	2,042

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

Our Audit Committee has six members: three Independent Commissioners, one Commissioners and two external independent members who are not affiliated with our Company.

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

ITEM 18.            FINANCIAL STATEMENTS

See pages F‑1 through F‑141.

ITEM 19.            EXHIBITS

The following exhibits are filed as part of this Form 20‑F:

1.1	Articles of Association (as amended on April 21, 2017)
12.1

Certification of the Chief Executive Officer pursuant to Rule 13a‑14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of the Chief Financial Officer pursuant to Rule 13a‑14(a) of the Securities Exchange act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of the Chief Executive Officer pursuant to Rule 13a‑14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of the Chief Financial Officer pursuant to Rule 13a‑14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Label Linkbase Document

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all the requirement for filing on Form 20‑F and that is has duly caused and authorized the undersigned to sign this Form 20‑F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

Jakarta, April 9, 2018

By:	/s/ Alex J. Sinaga
Alex J. Sinaga
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and subsidiaries

Consolidated financial statements with report of

independent registered public accounting firm as of

December 31, 2016 and 2017 and for the

years ended December 31, 2015, 2016 and 2017

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated financial statements

as of December 31, 2017 and for the year then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1. Name	: Alex J. Sinaga
Business address	: Jl. Japati No.1 Bandung 40133
Address	: Jl. Anggrek Nelimurni B-70 No. 38 Kelurahan Kemanggisan
Kecamatan Palmerah, Jakarta Barat
Phone	: (022) 452 7101
Position	: President Director

2. Name	: Harry M. Zen
Business address	: Jl. Japati No.1 Bandung 40133
Address	: Jl. Zeni AD VI No. 4 Kelurahan Rawajati
Kecamatan Pancoran, Jakarta Selatan
Phone	: (022) 452 7201/ 021 520 9824
Position	: Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with International Financial Reporting Standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 6, 2018

Alex J. Sinaga	Harry M. Zen
President Director	Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2016 AND 2017 AND FOR THE

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

Report of Independent Registered Public Accounting Firm

Report No. RPC-6124/PSS/2018

To the Shareholders, the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Purwantono, Sungkoro & Surja

We have served as the Company’s auditor since 2012.

Jakarta, Indonesia

April 6, 2018

Report of Independent Registered Public Accounting Firm

Report No. RPC-6125/PSS/2018

To the Shareholders, the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 6, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Report of Independent Registered Public Accounting Firm (continued)

Report No. RPC-6125/PSS/2018 (continued)

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Purwantono, Sungkoro & Surja

Jakarta, Indonesia

April 6, 2018

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah and millions of U.S. dollar)

		2016	2017
	Notes	Rp	Rp	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2t,4,31,35	29,767	25,145	1,853
Other current financial assets	2c,2e,2t,5,31,35	1,471	2,173	160
Trade and other receivables	2c,2g,2t,2aa,6,31,35	7,900	9,564	705
Inventories	2h,7	584	631	47
Prepaid income taxes	2s,28	109	22	2
Prepaid other taxes	2s,28	2,621	2,833	209
Assets held for sale	2j,10	3	10	1
Other current assets	2c,2i,2m,8,31	5,246	7,183	529
Total Current Assets		47,701	47,561	3,506
NON-CURRENT ASSETS
Long-term investments	2f,9	1,847	2,148	158
Property and equipment	2c,2l,2m,2z,2aa,10,31,33	114,230	129,872	9,572
Prepaid pension benefit cost	2r,29	199	—	—
Intangible assets	2d,2k,2z,12	3,089	3,530	260
Deferred tax assets	2s,28	769	2,804	207
Other non-current assets	2c,2g,2i,2m,2s,2t,11,28,31,35	11,508	12,270	904
Total Non-current Assets		131,642	150,624	11,101
TOTAL ASSETS		179,343	198,185	14,607
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	2c,2n,2t,13,31,35	13,690	15,791	1,164
Current income tax liabilities	2s,28	1,236	801	59
Other tax liabilities	2s,28	1,718	1,989	146
Accrued expenses	2c,2t,2y,14,31,35	11,283	12,630	931
Unearned income	2q,15	5,563	5,427	400
Advances from customers	2c,31	840	1,240	91
Short-term bank loans and current maturities of long-term borrowings	2c,2m,2o,2t,16,31,35	5,432	7,498	553
Total Current Liabilities		39,762	45,376	3,344
NON-CURRENT LIABILITIES
Deferred tax liabilities	2s,28	745	933	69
Unearned income	2q,15	425	524	39
Long service award provisions	2r,2aa,30	613	758	56
Pension and other post-employment benefit obligations	2r,2aa,29	6,126	10,195	751
Long-term loans and other borrowings	2c,2m,2o,2t,17,31,35	26,367	27,974	2,062
Other liabilities		29	594	44
Total Non-current Liabilities		34,305	40,978	3,021
TOTAL LIABILITIES		74,067	86,354	6,365
EQUITY
Capital stock	1c,19	5,040	5,040	371
Additional paid-in capital	2u,20	4,453	4,453	328
Treasury stock	2u,21	(2,541)	(2,541)	(187)
Retained earnings		77,033	85,285	6,286
Other reserves	2f,2t,22,35	178	230	17
Net equity attributable to owners of the parent company		84,163	92,467	6,815
Non-controlling interests	2b,18	21,113	19,364	1,427
TOTAL EQUITY		105,276	111,831	8,242
TOTAL LIABILITIES AND EQUITY		179,343	198,185	14,607

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah and millions of U.S. dollar,

unless otherwise stated)

		2015	2016	2017
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	2c,2q,24,31	102,470	116,333	128,256	9,453
Operation, maintenance and telecommunication service expenses	2c,2q,26,31	(28,116)	(31,263)	(36,603)	(2,698)
Depreciation and amortization	2k,2l,2m,2z,2aa,10,12	(18,572)	(18,556)	(20,477)	(1,509)
Personnel expenses	2c,2q,2r,25,29,30,31	(11,885)	(13,612)	(13,529)	(997)
Marketing expenses	2q	(3,275)	(4,132)	(5,268)	(388)
General and administrative expenses	2c,2q,27,31	(4,204)	(4,610)	(5,260)	(388)
Interconnection expenses	2c,2q,31	(3,586)	(3,218)	(2,987)	(220)
Gain (loss) on foreign exchange - net	2p	(46)	(52)	51	4
Other income	2l,2q,10	1,500	751	1,039	77
Other expenses	2q,10	(1,917)	(2,469)	(1,320)	(97)
OPERATING PROFIT		32,369	39,172	43,902	3,237
Finance income	2c,2q,31	1,407	1,716	1,434	106
Finance costs	2c,2o,2q,31	(2,481)	(2,810)	(2,769)	(205)
Share of profit (loss) of associated companies	2f,9	(2)	88	61	6
PROFIT BEFORE INCOME TAX		31,293	38,166	42,628	3,144
INCOME TAX (EXPENSE) BENEFIT	2s,2aa,28
Current		(8,365)	(10,738)	(11,357)	(837)
Deferred		342	1,721	1,399	103
Net Income Tax Expense		(8,023)	(9,017)	(9,958)	(734)
PROFIT FOR THE YEAR		23,270	29,149	32,670	2,410
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2p,22	128	(40)	24	2
Net gain (loss) on available-for-sale financial assets	2t,22	(1)	0	20	2
Share of other comprehensive income of associated companies	2f,9	(2)	(1)	(1)	(0)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial gain (loss) - net of tax	2r,29	368	(2,058)	(2,375)	(175)
Other Comprehensive Income - net		493	(2,099)	(2,332)	(171)
NET COMPREHENSIVE INCOME FOR THE YEAR		23,763	27,050	30,338	2,239
Profit for the year attributable to:
Owners of the parent company	23	15,451	19,333	22,120	1,631
Non-controlling interests	2b, 18	7,819	9,816	10,550	779
		23,270	29,149	32,670	2,410
Net comprehensive income for the year attributable to:
Owners of the parent company	23	16,003	17,312	19,927	1,470
Non-controlling interests	2b,18	7,760	9,738	10,411	769
		23,763	27,050	30,338	2,239
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	2w,23
Profit per share		157.38	195.99	223.30	0.02
Profit per ADS (100 Series B shares per ADS)		15,738.00	19,599.85	22,329.40	1.65

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Treasury	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	stock	earnings	reserves	Net	interests	equity
Balance, December 31, 2014		5,040	2,421	(3,836)	63,798	223	67,646	18,286	85,932
Net comprehensive income for the year	2b
Profit for the year		—	—	—	15,451	—	15,451	7,819	23,270
Other comprehensive income	2f,2p,2r,2t	—	—	—	427	125	552	(59)	493
Net comprehensive income for the year		—	—	—	15,878	125	16,003	7,760	23,763
Transactions with owners recorded directly in equity
Cash dividends	2v,19	—	—	—	(8,783)	—	(8,783)	(7,831)	(16,614)
Sale of treasury stock	2u,20,21	—	36	32	—	—	68	—	68
Issuance of new shares of subsidiaries	1d	—	—	—	—	—	—	5	5
Acquisition of a business	1d	—	—	—	—	—	—	29	29
Net transactions with owners		—	36	32	(8,783)	—	(8,715)	(7,797)	(16,512)
Balance, December 31, 2015		5,040	2,457	(3,804)	70,893	348	74,934	18,249	93,183

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Treasury	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	stock	earnings	reserves	Net	interests	equity
Balance, December 31, 2015		5,040	2,457	(3,804)	70,893	348	74,934	18,249	93,183
Net comprehensive income for the year	2b
Profit for the year		—	—	—	19,333	—	19,333	9,816	29,149
Other comprehensive income	2f,2p,2r,2t	—	—	—	(1,980)	(41)	(2,021)	(78)	(2,099)
Net comprehensive income for the year		—	—	—	17,353	(41)	17,312	9,738	27,050
Transactions with owners recorded directly in equity
Cash dividends	2v,19	—	—	—	(11,213)	—	(11,213)	(7,058)	(18,271)
Sale of treasury stock	2u,20,21	—	1,996	1,263	—	—	3,259	—	3,259
Issuance of new shares of a subsidiary	1d	—	—	—	—	—	—	183	183
Acquisition of a business	1d	—	—	—	—	—	—	10	10
Acquisition of non-controlling interests	1d	—	—	—	—	(129)	(129)	(9)	(138)
Net transactions with owners		—	1,996	1,263	(11,213)	(129)	(8,083)	(6,874)	(14,957)
Balance, December 31, 2016		5,040	4,453	(2,541)	77,033	178	84,163	21,113	105,276

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Treasury	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	stock	earnings	reserves	Net	interests	equity
Balance, December 31, 2016		5,040	4,453	(2,541)	77,033	178	84,163	21,113	105,276
Net comprehensive income for the year	2b
Profit for the year		—	—	—	22,120	—	22,120	10,550	32,670
Other comprehensive income	2f,2p,2r,2t	—	—	—	(2,241)	48	(2,193)	(139)	(2,332)
Net comprehensive income for the year		—	—	—	19,879	48	19,927	10,411	30,338
Transactions with owners recorded directly in equity
Cash dividends	2v,19	—	—	—	(11,627)	—	(11,627)	(12,355)	(23,982)
Acquisition of businesses	1d	—	—	—	—	4	4	145	149
Issuance of new shares of subsidiaries	1d	—	—	—	—	—	—	50	50
Net transactions with owners		—	—	—	(11,627)	4	(11,623)	(12,160)	(23,783)
Balance, December 31, 2017		5,040	4,453	(2,541)	85,285	230	92,467	19,364	111,831

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah and millions of U.S. dollar)

	Notes	2015	2016	2017
		Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		98,002	113,288	117,719	8,677
Other operators		2,700	2,828	7,392	545
Total cash receipts from customers and other operators		100,702	116,116	125,111	9,222
Cash receipts from finance income		1,386	1,736	1,431	105
Cash receipts from tax refund		—	—	585	43
Cash payments for expenses		(35,922)	(42,433)	(49,604)	(3,656)
Cash payments for corporate and final income taxes		(9,299)	(11,304)	(11,846)	(873)
Cash payments to employees		(10,940)	(11,207)	(11,739)	(865)
Cash payments for finance costs		(2,623)	(3,455)	(3,133)	(231)
Cash payments for Value Added Taxes - net		(210)	(2,696)	(1,942)	(143)
Cash receipts from other - net		575	474	542	40
Net cash provided by operating activities		43,669	47,231	49,405	3,642
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	10	733	765	1,367	101
Proceeds from insurance claim	10	119	60	155	11
Dividend received from associated company	9	18	23	28	2
Proceeds from escrow accounts		—	2,159	—	—
Proceeds from sale of other assets	11	36	—	—	—
Acquisition of non-controlling interest in a subsidiary	1d	—	(138)	—	—
Purchases of property and equipment	10, 37	(26,499)	(26,787)	(32,294)	(2,380)
Placement in other current financial assets - net		(146)	(983)	(676)	(50)
Purchases of intangible assets	12, 37	(1,439)	(1,098)	(508)	(37)
Payments for advances for purchases of property and equipment		(67)	(1,338)	(490)	(36)
Additional contribution on long-term investments	9	(62)	(43)	(269)	(20)
Acquisition of businesses, net of acquired cash	1d	(114)	(137)	(243)	(18)
Purchases of other assets	11	—	(40)	(77)	(6)
Net cash used in investing activities		(27,421)	(27,557)	(33,007)	(2,433)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	16, 17	20,561	7,479	12,169	897
Proceeds from issuance of new shares of subsidiaries		5	183	50	4
Proceeds from sale of treasury stock	21	68	3,259	—	—
Cash dividends paid to non-controlling interests of subsidiaries		(7,831)	(7,058)	(12,355)	(911)
Cash dividends paid to the Company’s stockholders	19	(8,783)	(11,213)	(11,627)	(857)
Repayments of loans and other borrowings	16, 17	(10,427)	(10,555)	(9,289)	(685)
Net cash used in financing activities		(6,407)	(17,905)	(21,052)	(1,552)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		9,841	1,769	(4,654)	(343)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		604	(119)	32	2
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	17,672	28,117	29,767	2,194
CASH AND CASH EQUIVALENTS AT END OF YEAR	4	28,117	29,767	25,145	1,853

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

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

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 19).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2‑6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting business activities of the Company, addition of special right of Series A Dwiwarna stockholder, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No. 16 dated May 16, 2017 of Ashoya Ratam, S.H., M.Kn. The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03‑0146625 dated June 15, 2017 and MoLHR decision’s No. AHU‑0013024.AH.01.02 dated June 15, 2017.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

a.   Main business:

i.     Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.    Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.   Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.   Supporting business:

i.     Providing payment transactions and money transferring services through telecommunications and information networks.

ii.    Performing activities and other undertakings in connection with the optimization of the Company’s resources, which among others, include the utilization of the Company’s property

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

and equipment and moving assets, information systems, education and training, repair and maintenance facilities.

iii.   Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network access point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee and Corporate Secretary

1.   Boards of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 50 of Ashoya Ratam, S.H., M.Kn., dated April 22, 2016 and notarial deed No. 28 of Ashoya Ratam, S.H., M.Kn., dated April 21, 2017, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2016 and 2017, respectively, are as follows:

	2016	2017
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Rinaldi Firmansyah
Commissioner	Hadiyanto	Hadiyanto
Commissioner*	Pontas Tambunan	-
Independent Commissioner	Rinaldi Firmansyah	Margiyono Darsasumarja
Independent Commissioner	Margiyono Darsasumarja	Dolfie Othniel Fredric Palit
Independent Commissioner	Pamijati Pamela Johanna	Pamijati Pamela Johanna
Independent Commissioner	—	Cahyana Ahmadjayadi
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital and Strategic Portfolio	Indra Utoyo	David Bangun
Director of Enterprise and Business Service	—	Dian Rachmawan
Director of Wholesale and International Service	Honesti Basyir	Abdus Somad Arief
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Zulhelfi Abidin
Director of Consumer Service	Dian Rachmawan	Mas’ud Khamid

*Based on the Board of Directors’ decision dated April 21, 2017, Devy Wildasari Suradji as Commissioner was appointed to replaces Pontas Tambunan. On December 22, 2017, Devy Wildasari Suradji was appointed as Marketing Director of PT Angkasa Pura I based on SK-289/MBU/12/2017 hence her position as Commissioner of the Company was ended by law.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.    Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2016 and 2017, were as follows:

	2016	2017*
Chairman	Rinaldi Firmansyah	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Margiyono Darsasumarja	Rinaldi Firmansyah
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Pontas Tambunan	Cahyana Ahmadjayadi
Corporate Secretary	Andi Setiawan	Andi Setiawan

*The changes in the Audit Committee are based on the Board of Commissioners’ decision No. 05/KEP/DK/2017 dated April 28,2017.

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

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2‑for‑1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Rp250 per share and 1 Series B share with par value of  Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 21).

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 21).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 21).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5‑for‑1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 19). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)  and delisted from the LSE, respectively.

As of December 31, 2017, all of the Company’s Series B shares are listed on the IDX and 60,783,743 ADS shares are listed on the NYSE (Note 19).

On June 25, 2010, the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period, and Rp1,995 billion for Series B, a ten-year period, respectively, which are listed on the IDX (Note 17b).

On June 23, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 17b).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III (Note 21).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

On June 29, 2016, the Company sold the treasury shares phase IV (Note 21).

d.   Subsidiaries

As of December 31, 2016 and 2017, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)	Direct subsidiaries:

		Year of start of
Subsidiary/place of		commercial	Percentage of ownership interest		Total assets before elimination
incorporation	Nature of business	operations	2016	2017	2016	2017
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology	1995	65	65	89,645	85,597
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication	1995	100	100	10,689	13,606
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia	1998	100	100	9,996	13,246
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication	1995	100	100	7,147	9,122
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2013	100	100	5,098	5,716
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer	1982	100	100	4,328	5,633
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	3,146	3,473
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication	2014	100	100	1,015	1,871
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	Telecommunication - provides satellite communication system, services and facilities	1996	100	100	471	574
PT Metra-Net (“Metranet”), Jakarta, Indonesia	Multimedia portal service	2009	100	100	370	524
PT Jalin Pembayaran Nusantara (“Jalin”),Jakarta, Indonesia	Payment services - principals, switching, clearing and settlement activities	2016	100	100	15	225
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point ("NAP"), Voice Over Data ("VOD") and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

(ii)	Immediate indirect subsidiaries:

		Year of start of
Subsidiary/place of		commercial	Percentage of ownership interest		Total assets before elimination
incorporation	Nature of business	operations	2016	2017	2016	2017
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance	1988	100	100	4,278	6,050
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication	2008	100	100	2,566	3,048
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	1984	100	100	1,853	2,115
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management	2012	55	55	1,683	2,009
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services	2013	100	100	684	1,106
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services	2006	60	60	629	907
TS Global Network Sdn. Bhd. (“TSGN”), Petaling Jaya, Malaysia	Satellite services	1996	—	49	—	815
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication	2010	100	100	441	710
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and technology, multimedia, entertainment and investments	2013	100	100	331	658
Telekomunikasi Indonesia International S.A. (“TL”), Dili, Timor Leste	Telecommunication	2012	100	100	755	639
PT Nusantara Sukses Investasi (”NSI”), Jakarta, Indonesia	Service and trading	2014	100	100	227	300
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2002	100	100	204	273
PT Melon (“Melon”), Jakarta, Indonesia	Digital content exchange hub services	2010	100	100	178	231
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	Network and e-commerce services	2012	60	60	325	203
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service	2012	51	51	174	178
PT Nutech Integrasi ("Nutech"), Jakarta, Indonesia	System integrator	2001	—	60	—	60
Telekomunikasi Indonesia International Inc. (“Telkom USA”), Los Angeles, USA	Telecommunication	2014	100	100	9	36
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services	2013	99.99	99.99	18	18
PT Nusantara Sukses Sarana (”NSS”), Jakarta, Indonesia	Building and hotel management services and other services	—	99.99	99.99	—	—
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading	—	99.99	99.99	—	—
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription - broadcasting services	2013	99.83	99.83	—	—

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

(a)  Metra

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10, 11, 12, 13 and 14 dated May 25, 2016, Metra purchased 2,000 shares of Ad Medika from the non-controlling interest equivalent to 25% ownership amounting to Rp138 billion.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10 and 11 dated December 13, 2017, Metra purchased 36,000 shares of Nutech (equivalent to 60% ownership) amounting to Rp24 billion. This is larger than the ownership portion of net book value amounting to Rp13 billion. As of December 31, 2017, the difference, amounting to Rp11 billion, is recorded as provisional goodwill (Note 12). As of the date of approval and authorization for the issuance of these consolidated financial statement, fair value measurement is still in completion process.

(b)  TII

On December 14, 2017, TII purchased TSGN equivalent to 49% ownership amounting to MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing Information and Communication Technologies ("ICT") systems for satellite communication services, satellite bandwidth services and Very Small Aperture Terminal ("VSAT") services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, TII owns the control over TSGN through placing and replacing of 3 out of 5 key managements that controls the overall business of TSGN.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Property and equipment (Note 10)	711
Other non-current assets	14
Liabilities
Current liabilities	(422)
Non-current liabilities	(140)
Fair value of identifiable net assets acquired	259
Fair value of non-controlling interest	(132)
Provisional goodwill (Note 12)	93
Fair value consideration transferred	220

Net assets recognized in the consolidated financial statements as of December 31, 2017 are based on a provisional assessment of fair value of net assets. As of the issuance date of the consolidated financial statements, fair value measurements still in completion process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

From the date of acquisition until December 31, 2017, the total income and profit before tax of TSGN included in the statements of profit or loss income and other comprehensive income amounted to Rp13.5 billion and Rp12.1 billion, respectively.

(c)  Metranet

On November 10, 2016, Metranet increased its share capital from Rp244 billion to Rp325 billion by issuing 18,800,000 new shares. All of new share capital are owned by the Company.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 08 and 09 dated November 14, 2016, Metranet purchased 4,900,000 shares of Melon (equivalent to 49% ownership) from SK Planet Co. and 300,000 shares of Melon (equivalent to 3% ownership) from Metra amounting to US$13,000,000 or Rp170.4 billion and Rp13.2 billion, respectively. As a result of this transaction, Metranet acquired 52% ownership in Melon and the remaining shares are held by Metra.

(d)  Jalin

On November 3, 2016, the Company established a wholly-owned subsidiary under the name PT Jalin Pembayaran Nusantara (“Jalin”) which was approved by the MoLHR through its Decision Letter No. AHU-0050800.AH.01.01 dated November 15, 2016. Jalin is engaged in organizing ICT business focusing on non-cash payment to support national payment gateway.

(e)  Sigma

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 15 dated June 29, 2016, Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

(f)  GSD

On August 8, 2017, TLT increased its share capital amounted Rp74 billion. The increased of share capital were proportionately taken by GSD and its non-controlling interest amounting to Rp41 billion and Rp33 billion, respectively.

On November 22, 2017, GYS increased its share capital amounted Rp13 billion. The increased of share capital were proportionately taken by GSD and its non-controlling interest amounting to Rp7 billion and Rp6 billion, respectively.

e.    Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were approved for issuance by the Board of Directors on April 6, 2018.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

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

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, cash in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

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

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows:

a.   Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.   Any excess of the entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

Years
Software	3‑6
License	3‑20
Other intangible assets	1‑30

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Land rights	50
Buildings	15‑40
Leasehold improvements	2‑15
Switching equipment	3‑15
Telegraph, telex and data communication equipment	5‑15
Transmission installation and equipment	3‑25
Satellite, earth station and equipment	3‑20
Cable network	5‑25
Power supply	3‑20
Data processing equipment	3‑20
Other telecommunication peripherals	5
Office equipment	2‑5
Vehicles	4‑8
Customer Premises Equipment (“CPE”) assets	4‑5
Other equipment	2‑5

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

n.  Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

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

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

p.   Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA, and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is U.S. dollars, Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars, and TS Global Network Sdn. Bhd. whose functional currency is Malaysian ringgit. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2016		2017
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	13,470	13,475	13,565	13,570
Australian dollar (“AUD”) 1	9,721	9,726	10,592	10,598
Euro ("EUR") 1	14,170	14,181	16,231	16,242
Japanese yen ("JPY") 1	115.01	115.10	120.48	120.55
Malaysian ringgit ("MYR") 1	3,002	3,005	3,349	3,355

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

For the purpose of reporting, the assets and liabilities of subsidiaries that functional currencies are different with the Group's functional currency are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of "Other Reserves" in the equity section of the consolidated statements of financial position.

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

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

vi.   Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•	The date of plan amendment or curtailment; and
•	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

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

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii.   Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Group make a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

s.   Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

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

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Tax deduction from the reversal of deferred tax assets is excluded from the estimation of future taxable income.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade and other receivables, other non-current assets, and available-for-sale investments.

a.  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income (expenses) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2016 and 2017.

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

No financial assets were classified as held-to-maturity investments as of December 31, 2016 and 2017.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock, which are recorded as part of “Other Current Financial Assets” and “Long-term Investments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.    Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

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

No financial liabilities were categorized as held for trading as of December 31, 2016 and 2017.

b.   Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

u.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

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

x.   Segment information

The Group’s segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker ("CODM") i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

aa.  Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are addressed below.

i.     Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment. Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian rupiah. The translation of the Indonesian rupiah amounts into U.S. dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp13,567.5 to US$1 as published by Reuters on December 29, 2017. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

		2016		2017
		Balance		Balance
		Original currency		Original currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Cash on hand	Rp	—	10	—	12
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	—	1,897	—	1,481
	US$	41	548	27	367
	JPY	6	1	7	1
	EUR	1	11	1	17
	HKD	1	1	1	2
	AUD	0	0	0	0

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		2016		2017
		Balance		Balance
		Original currency		Original currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	—	581	—	968
	US$	6	84	1	13
	EUR	5	68	0	6
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	—	95	—	466
	US$	8	107	6	82
Others	Rp	—	29	—	47
	US$	0	0	0	1
Sub-total			3,422		3,451
Third parties
PT Bank Permata Tbk (“Bank Permata”)	Rp	—	14	—	278
	US$	7	96	0	2
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	13	176	14	184
	HKD	2	4	4	6
Standard Chartered Bank (“SCB”)	Rp	—	0	—	0
	US$	6	74	11	154
	SGD	5	43	0	1
Development Bank of Singapore (”DBS”)	Rp	—	101	—	24
	US$	0	0	0	0
Others	Rp	—	150	—	334
	US$	5	69	4	61
	SGD	0	0	0	2
	EUR	0	1	1	20
	AUD	1	12	0	1
	TWD	3	1	8	4
	MYR	0	0	2	8
	HKD	0	0	0	0
	MOP	0	1	0	0
Sub-total			742		1,079
Total cash in banks			4,164		4,530
Time deposits
Related parties
BNI	Rp	—	4,043	—	5,315
	US$	25	336	9	116
BRI	Rp	—	4,076	—	4,954
	US$	47	632	15	203

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		2016		2017
		Balance		Balance
		Original currency		Original currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
PT Bank Tabungan Negara (Persero) Tbk (“Bank BTN”)	Rp	—	3,356	—	2,958
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	—	2,020	—	1,726
Bank Mandiri	Rp	—	1,552	—	446
	US$	5	67	—	—
Others	Rp	—	27	—	67
Sub-total			16,109		15,785
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	—	1,226	—	1,243
	US$	14	185	—	—
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	—	1,550	—	1,200
	US$	10	134	—	—
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	—	461	—	676
	US$	—	—	30	401
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	—	2,025	—	600
	US$	—	—	2	31
PT Bank UOB Indonesia (“UOB”)	Rp	—	1,345	—	—
	US$	—	—	20	263
SCB	US$	18	242	10	136
	SGD	15	139	—	—
PT Bank Muamalat Indonesia Tbk	Rp	—	305	—	91
PT Bank ANZ Indonesia ("ANZ")	Rp	—	200	—	5
	US$	—	—	5	73
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	—	148	—	22
Bank Permata	Rp	—	1,492	—	—
Others	Rp	—	32	—	30
	MYR	—	—	14	47
Sub-total			9,484		4,818
Total time deposits			25,593		20,603
Total			29,767		25,145

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Interest rates per annum on time deposits are as follows:

	2016	2017
Rupiah	3.20%‑10.00%	2.85%‑8.50%
Foreign currencies	0.10%‑2.00%	0.40%‑3.50%

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.    OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2016		2017
		Balance		Balance
		Original currency		Original currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Time deposits
Related parties
BRI	Rp	—	—	—	2
BNI	Rp	—	63	—	—
Third parties
UOB	US$	1	13	14	191
SCB	US$	—	—	8	109
Others	Rp	—	—	—	23
Total time deposits			76		325

Available-for-sale financial assets
Related parties
PT Mandiri Manajemen Investasi	Rp	—	500	—	711
PT Bahana TCW Investment Management (”Bahana TCW”)	Rp	—	559	—	360
State-owned enterprises	US$	4	55	—	—
Others	Rp	—	17	—	97
	US$	2	27	—	—
Total available-for-sale financial assets			1,158		1,168

Escrow accounts	Rp	—	112	—	318
	US$	2	22	6	78
	MYR	—	—	5	15
Others	Rp	—	98	—	263
	US$	—	—	0	6
	MYR	—	—	0	0
	AUD	0	5	0	0
Total			1,471		2,173

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2016	2017
Rupiah	5.75%‑6.00%	6.00%‑7.00%
Foreign currency	0.58%‑1.64%	1.38%‑1.64%

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2016	2017
Trade receivables	10,353	13,553
Provision for impairment of receivables	(2,990)	(4,331)
Net	7,363	9,222
Other receivables	542	346
Provision for impairment of receivables	(5)	(4)
Net	537	342
Total trade and other receivables	7,900	9,564

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.    By debtor

(i)   Related parties

	2016	2017
State-owned enterprises	151	721
Government agencies	676	519
Indonusa	431	465
PT Indosat Tbk (“Indosat”)	370	372
Others	348	670
Total	1,976	2,747
Provision for impairment of receivables	(488)	(883)
Net	1,488	1,864

(ii)  Third parties

	2016	2017
Individual and business subscribers	7,125	9,289
Overseas international carriers	1,252	1,517
Total	8,377	10,806
Provision for impairment of receivables	(2,502)	(3,448)
Net	5,875	7,358

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b.    By age

(i)   Related parties

	2016	2017
Up to 3 months	1,065	1,721
3 to 6 months	100	107
More than 6 months	811	919
Total	1,976	2,747
Provision for impairment of receivables	(488)	(883)
Net	1,488	1,864

(ii)  Third parties

	2016	2017
Up to 3 months	5,191	6,493
3 to 6 months	597	681
More than 6 months	2,589	3,632
Total	8,377	10,806
Provision for impairment of receivables	(2,502)	(3,448)
Net	5,875	7,358

(iii)  Aging of total trade receivables

	2016		2017
		Provision for		Provision for
		impairment of		impairment of
	Gross	receivables	Gross	receivables
Not past due	4,535	177	6,788	920
Past due up to 3 months	1,721	401	1,426	281
Past due more than 3 to 6 months	697	495	788	258
Past due more than 6 months	3,400	1,917	4,551	2,872
Total	10,353	2,990	13,553	4,331

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2016 and 2017, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,005 billion and Rp3,354 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

c.    By currency

(i)   Related parties

	2016	2017
Rupiah	1,976	2,706
U.S. dollar	0	41
Others	0	0
Total	1,976	2,747
Provision for impairment of receivables	(488)	(883)
Net	1,488	1,864

(ii)  Third parties

	2016	2017
Rupiah	6,889	9,781
U.S. dollar	1,437	968
Australian dollar	40	19
Others	11	38
Total	8,377	10,806
Provision for impairment of receivables	(2,502)	(3,448)
Net	5,875	7,358

d.   Movements in the provision for impairment of receivables

	2016	2017
Beginning balance	3,048	2,990
Provision recognized during the year (Note 27)	743	1,494
Receivables written off	(801)	(153)
Ending balance	2,990	4,331

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2017, certain trade receivables of the subsidiaries amounting to Rp6,888 billion have been pledged as collateral under lending agreements (Notes 16 and 17c).

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

7.    INVENTORIES

The breakdown of inventories is as follows:

	2016	2017
Components	299	447
SIM cards and blank prepaid vouchers	168	168
Others	164	69
Total	631	684
Provision for obsolescence
SIM cards and blank prepaid vouchers	(29)	(29)
Components	(18)	(24)
Others	(0)	(0)
Total	(47)	(53)
Net	584	631

Movements in the provision for obsolescence are as follows:

	2016	2017
Beginning balance	41	47
Provision recognized during the year	11	6
Inventory written off	(5)	—
Ending balance	47	53

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses as of December 31, 2015, 2016 and 2017 amounted to Rp1,937 billion, Rp2,105 billion, and Rp2,458 billion, respectively (Note 26).

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp231 billion have been pledged as collateral under lending agreements (Note 17c).

As of December 31, 2016 and 2017, modules and components held by the Group with book value amounting to Rp199 billion and Rp143 billion, respectively, have been insured against fire, theft and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2016 and 2017 amounted to Rp220 billion and Rp256 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2016	2017
Frequency license (Note 33c.i)	3,056	3,760
Prepaid rental	1,234	1,349
Advances	394	1,156
Prepaid salaries	229	227
Advance to employee	32	35
Others	301	656
Total	5,246	7,183

Refer to Note 31 for details of related party transactions.

9.    LONG-TERM INVESTMENTS

The details of long-term investments as of December 31, 2016 are as follows:

	2016
						Share of other
	Percentage of	Beginning	Additions	Share of net		comprehensive
	ownership	balance	(deductions)	profit (loss)	Dividend	income	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.43	1,404	—	108	(23)	(1)	1,488
Indonusa[b]	20.00	221	—	—	—	—	221
Teltranet[c]	51.00	71	—	(33)	—	—	38
Melon[d]	51.00	50	(67)	17	—	—	—
PT Integrasi Logistic Cipta Solusi (“ILCS”)[e]	49.00	40	—	2	—	—	42
Others[f]	25.00-49.00	6	—	(6)	—	—	—
Sub-total		1,792	(67)	88	(23)	(1)	1,789
Other long-term investments		15	43	—	—	—	58
Total long-term investments		1,807	(24)	88	(23)	(1)	1,847

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Summarized financial information of the Group’s investments accounted for under the equity method for 2016*:

	Tiphone	Indonusa	Teltranet	ILCS	Others
Statements of financial position
Current assets	7,709	170	66	131	170
Non-current assets	743	444	88	29	771
Current liabilities	(1,248)	(532)	(78)	(73)	(629)
Non-current liabilities	(3,762)	(405)	(2)	(1)	(1,212)
Equity (deficit)	3,442	(323)	74	86	(900)
Statements of profit or loss and other comprehensive income
Revenues	27,310	605	66	116	139
Operating expenses	(26,445)	(583)	(149)	(112)	(264)
Other income (expenses) - net	(231)	(17)	(3)	0	(88)
Profit (loss) before tax	634	5	(86)	4	(213)
Income tax benefit (expense)	(166)	(33)	21	0	—
Profit (loss) for the year	468	(28)	(65)	4	(213)
Other comprehensive income	(5)	7	0	(0)	—
Total comprehensive income for the year	463	(21)	(65)	4	(213)

The details of long-term investments as of December 31, 2017 are as follows:

	2017
						Share of other
	Percentage of	Beginning	Additions	Share of net		comprehensive
	ownership	balance	(deductions)	profit (loss)	Dividend	income	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.00	1,488	—	80	(28)	(1)	1,539
Indonusa[b]	20.00	221	—	—	—	—	221
Teltranet[c]	51.00	38	—	(20)	—	—	18
ILCS[e]	49.00	42	—	1	—	—	43
PT Graha Sakura Nusantara ("GSN")[g]	45.00	—	14	0	—	—	14
Others[f]	25.00 - 49.00	—	4	(0)	—	(0)	4
Sub-total		1,789	18	61	(28)	(1)	1,839
Other long-term investments		58	251	—	—	—	309
Total long-term investments		1,847	269	61	(28)	(1)	2,148

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Summarized financial information of the Group’s investments accounted for under the equity method for 2017*:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Others
Statements of financial position
Current assets	8,084	307	174	145	1	190
Non-current assets	994	415	101	32	185	606
Current liabilities	(2,107)	(877)	(149)	(87)	(27)	(724)
Non-current liabilities	(3,255)	(177)	(90)	(2)	(129)	(1,882)
Equity (deficit)	3,716	(332)	36	88	30	(1,810)
Statements of profit or loss and other comprehensive income
Revenues	27,914	692	209	122	0	106
Operating expenses	(27,217)	(333)	(255)	(116)	(0)	(287)
Other expenses - net	(246)	(364)	(5)	(4)	—	(19)
Profit (loss) before tax	451	(5)	(51)	2	0	(200)
Income tax benefit (expense)	(116)	—	13	1	—	—
Profit (loss) for the year	335	(5)	(38)	3	0	(200)
Other comprehensive income	(3)	—	(0)	(0)	—	—
Total comprehensive income for the year	332	(5)	(38)	3	0	(200)

*The summarized financial information of associated companies above were prepared under Indonesian Financial Accounting Standards (IFAS). There is no material difference between IFAS and IFRS.

[a]

Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of December 31, 2016 and 2017, the fair value of the investment amounted to Rp1,500 billion and Rp1,755 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2016 and 2017  amounting to Rp855 and Rp1,000 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2016 and 2017 is as follows:

	2016	2017
Assets	8,452	9,078
Liabilities	(5,010)	(5,362)
Net assets	3,442	3,716
Group’s proportionate share of net assets (24.43% in 2016 and 24.00% in 2017)	841	892
Goodwill	647	647
Carrying amount of long-term investment	1,488	1,539

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

[b]

Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

[c]

Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet.

[d]	Melon previously was an associated company. In 2016, the Group purchased 49% shares in Melon through Metranet, therefore Melon became a consolidated subsidiary (Note 1d).
[e]	ILCS is engaged in providing E-trade logistic services and other related services.
[f]	The unrecognized share of losses in other investments for the year ended and cumulatively as of December 31, 2017 are Rp56 billion and Rp286 billion, respectively.
[g]	On August 31, 2017, NSI and third party established GSN which engaged in real estate, residential and apartment marketing business.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31,	Business			Reclassifications/	December 31,
	2015	acquisitions	Additions	Deductions	Translations	2016
At cost:
Land rights	1,270	89	59	(1)	—	1,417
Buildings	6,033	10	311	(3)	1,486	7,837
Leasehold improvements	1,036	—	13	(37)	104	1,116
Switching equipment	19,872	—	218	(160)	609	20,539
Telegraph, telex and data communication equipment	876	—	751	(41)	—	1,586
Transmission installation and equipment	124,989	—	2,832	(12,134)	11,221	126,908
Satellite, earth station and equipment	8,146	—	80	—	219	8,445
Cable network	38,086	—	6,746	(302)	460	44,990
Power supply	13,912	—	286	(77)	1,116	15,237
Data processing equipment	11,414	12	395	(138)	916	12,599
Other telecommunication peripherals	634	—	73	—	(5)	702
Office equipment	1,135	5	142	(12)	259	1,529
Vehicles	569	—	123	(169)	(1)	522
CPE assets	22	—	—	—	—	22
Other equipment	99	—	1	—	—	100
Property under construction	4,580	—	17,169	—	(17,199)	4,550
Total	232,673	116	29,199	(13,074)	(815)	248,099

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	December 31,			Reclassifications/	December 31,
	2015	Additions	Deductions	Translations	2016
Accumulated depreciation and impairment losses:
Land rights	245	24	(0)	(1)	268
Buildings	2,141	290	(2)	6	2,435
Leasehold improvements	623	106	(37)	—	692
Switching equipment	15,261	1,590	(160)	(1)	16,690
Telegraph, telex and data communication equipment	4	329	—	—	333
Transmission installation and equipment	65,399	10,499	(11,501)	(32)	64,365
Satellite, earth station and equipment	6,706	415	—	(23)	7,098
Cable network	19,706	1,545	(302)	(455)	20,494
Power supply	9,132	1,225	(70)	(25)	10,262
Data processing equipment	8,556	1,114	(118)	(40)	9,512
Other telecommunication peripherals	386	77	—	(1)	462
Office equipment	764	184	(11)	3	940
Vehicles	179	88	(66)	(1)	200
CPE assets	17	2	—	—	19
Other equipment	99	—	—	—	99
Total	129,218	17,488	(12,267)	(570)	133,869
Net book value	103,455				114,230

	December 31,	Business			Reclassifications/	December 31,
	2016	acquisitions	Additions	Deductions	Translations	2017
At cost:
Land rights	1,417	40	62	—	—	1,519
Buildings	7,837	39	211	(3)	1,718	9,802
Leasehold improvements	1,116	—	34	(25)	132	1,257
Switching equipment	20,539	69	556	(977)	(1,675)	18,512
Telegraph, telex and data communication equipment	1,586	—	—	—	(3)	1,583
Transmission installation and equipment	126,908	—	2,648	(4,489)	14,314	139,381
Satellite, earth station and equipment	8,445	573	1,233	(2,202)	1,251	9,300
Cable network	44,990	—	5,715	(694)	(2,657)	47,354
Power supply	15,237	—	222	(456)	1,491	16,494
Data processing equipment	12,599	—	715	(603)	666	13,377
Other telecommunication peripherals	702	—	966	(7)	—	1,661
Office equipment	1,529	11	327	(84)	(146)	1,637
Vehicles	522	—	355	(37)	—	840
CPE assets	22	—	—	—	—	22
Other equipment	100	—	—	—	(3)	97
Property under construction	4,550	—	20,110	(96)	(20,149)	4,415
Total	248,099	732	33,154	(9,673)	(5,061)	267,251

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	December 31,			Reclassifications/	December 31,
	2016	Additions	Deductions	Translations	2017
Accumulated depreciation and impairment losses:
Land rights	268	31	—	—	299
Buildings	2,435	407	—	38	2,880
Leasehold improvements	692	149	(23)	5	823
Switching equipment	16,690	1,393	(977)	(2,511)	14,595
Telegraph, telex and data communication equipment	333	416	—	53	802
Transmission installation and equipment	64,365	11,213	(3,642)	(55)	71,881
Satellite, earth station and equipment	7,098	595	(2,202)	(1,157)	4,334
Cable network	20,494	2,003	(693)	(3,752)	18,052
Power supply	10,262	1,296	(286)	2	11,274
Data processing equipment	9,512	1,401	(582)	(19)	10,312
Other telecommunication peripherals	462	149	(7)	(1)	603
Office equipment	940	215	(65)	26	1,116
Vehicles	200	113	(21)	—	292
CPE assets	19	1	—	—	20
Other equipment	99	1	—	(4)	96
Total	133,869	19,383	(8,498)	(7,375)	137,379
Net book value	114,230				129,872

Refer to Note 31 for details of related party transactions.

a.    Gain on disposal or sale of property and equipment

	2015	2016	2017
Proceeds from sale of property and equipment	733	765	1,367
Net book value	(8)	(152)	(1,009)
Gain on disposal or sale of property and equipment	725	613	358

b.    Asset impairment

(i)   As of December 31, 2016 and 2017, the CGUs that independently generate cash inflows were fixed wireline, cellular and others.

In 2014, the Company decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets is recognized as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 33c.i), the Company accelerated the depreciation of its fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

In 2016 and 2017, the Company derecognized the fixed wireless asset which fully depreciated with acquisition cost of Rp5,203 billion and Rp3,193 billion, respectively.

(ii)   Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2016 and 2017.

c.    Others

(i)   Interest capitalized to property under construction amounted to Rp328 billion, Rp444 billion and Rp328 billion for the years ended December 31, 2015, 2016 and 2017, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 6.84% to 11.00%, 10.20% to 11.00% and from 8.15% to 11.00% for the years ended December 31, 2015, 2016 and 2017, respectively.

(ii)   No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2015, 2016 and 2017.

(iii)  In 2015, 2016 and 2017, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp119 billion, Rp77 billion and Rp155 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2015, 2016 and 2017, the net carrying values of those assets of  Rp35 billion, Rp19 billion and Rp7 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)  From 2015 to 2017, Telkomsel decided to replace certain equipment units with net carrying amount of Rp3,115 billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of the accelerated depreciation was an increase in the depreciation expense for the year ended December 31, 2017 amounting to Rp459 billion. This modernization program will decrease profit before income tax in 2018 amounting to Rp47 billion.

In 2014, the useful lives of Telkomsel’s buildings and transmissions were changed from 20 years to 40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The impact of reduction in depreciation expense for the year ended December 31, 2017 amounting to Rp198 billion. The impact of the changes in the estimated useful lives of the buildings and transmissions will increase the profit before income tax in 2018 amounting to Rp135 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

(v)  Exchange of property and equipment

In 2011 and 2012, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2016 and 2017, the Company derecognized the copper cable network asset with net carrying amount of Rp3 billion and Rp1 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp801 billion and Rp506 billion, respectively.

In 2016 and 2017, Telkomsel’s certain equipment units with net carrying amount of Rp636 billion and Rp816 billion, respectively, were exchanged with equipment from Ericsson AB, PT Huawei Tech Investment (“Huawei”) and PT Nokia Solutions and Network Indonesia (“PT NSN”). As of December 31, 2017, Telkomsel’s equipment units with net carrying amount of Rp10 billion are going to be exchanged with equipment from Nokia Siemens Network Oy (“NSN Oy”) and Huawei and, therefore, these equipment units were reclassified as “Assets Held for Sale” in the consolidated statements of financial position.

(vi) The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10‑45 years which will expire between 2018 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii) As of December 31, 2017, the Group’s property and equipment excluding land rights, with net carrying amount of Rp118,198 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp11,449 billion, US$64 million, HKD3 million, SGD211 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii) As of December 31, 2017, the percentage of completion of property under construction was around 67.24% of the total contract value, with estimated dates of completion between January 2018 and December 2018. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)  All assets owned by the Company have been pledged as collateral for bonds and certain bank loans (Notes 17b.i and 17c). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp9,721 billion have been pledged as collateral under lending agreements (Notes 16 and 17c).

(x)  As of December 31, 2017, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp53,407 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)  On August 25, 2017, Telkom-1 Satellite experienced technical problems which impacted to customer service disruptions. Therefore, the Company was migrating customers services to the Company’s other satellites (Telkom-3S and Telkom-2), as well as to several third party satellites. This customers services migration process has been completed on September 10, 2017, and the

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

costs incurred on this migration process are recognized in these consolidated statements of profit or loss and other comprehensive income. As of December 31, 2017, the acquisition cost and accumulated depreciation of Telkom-1 Satellite amounting to Rp1,165 billion is presented as part of disposal assets group and classified as “Other Non-current Assets” in the consolidated statements of financial position.

(xii) Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

Future minimum lease payments required for assets under finance leases are as follows:

Years	2016	2017
2017	987	—
2018	892	1,083
2019	816	969
2020	771	866
2021	740	778
2022	590	605
Thereafter	364	384
Total minimum lease payments	5,160	4,685
Interest	(1,150)	(881)
Net present value of minimum lease payments	4,010	3,804
Current maturities (Note 16b)	(658)	(794)
Long-term portion (Note 17)	3,352	3,010

The details of obligations under finance leases as of December 31, 2016 and 2017 are as follows:

	2016	2017
PT Tower Bersama Infrastructure Tbk.	1,465	1,293
PT Profesional Telekomunikasi Indonesia	1,295	1,120
PT Solusi Tunas Pratama	241	212
PT Mandiri Utama Finance	—	198
PT Putra Arga Binangun	217	189
PT Mitsubishi UFJ Lease and Finance Indonesia	21	135
PT Bali Towerindo Sentra	112	100
Others (each below Rp75 billion)	659	557
Total	4,010	3,804

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

11.  OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2016	2017
Prepaid other taxes - net of current portion (Note 28)	2,164	3,075
Advances for purchases of property and equipment	5,432	2,869
Prepaid rental - net of current portion (Note 8)	2,471	2,688
Frequency license - net of current portion (Note 8)	320	2,019
Prepaid income taxes - net of current portion (Note 28)	492	763
Deferred charges	387	413
Security deposit	144	116
Others	98	327
Total	11,508	12,270

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of December 31, 2016 and 2017, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2015, 2016 and 2017 amounted to Rp46 billion, Rp40 billion and Rp46 billion, respectively.

Refer to Note 31 for details of related party transactions.

12.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2015	336	6,267	68	580	7,251
Additions	—	925	9	27	961
Acquisition (Note 1d)	117	10	—	—	127
Deductions	—	—	(2)	—	(2)
Reclassifications/translations	(4)	20	—	—	16
Balance, December 31, 2016	449	7,222	75	607	8,353
Accumulated amortization and impairment losses:
Balance, December 31, 2015	(21)	(3,748)	(49)	(377)	(4,195)
Amortization	—	(1,027)	(7)	(34)	(1,068)
Deductions	—	—	—	—	—
Reclassifications/translations	—	(1)	—	—	(1)
Balance, December 31, 2016	(21)	(4,776)	(56)	(411)	(5,264)
Net	428	2,446	19	196	3,089

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2016	449	7,222	75	607	8,353
Additions	—	1,289	3	21	1,313
Acquisition (Note 1d)	232	4	—	—	236
Deductions	(3)	(122)	—	(11)	(136)
Reclassifications/translations	2	(6)	6	18	20
Balance, December 31, 2017	680	8,387	84	635	9,786
Accumulated amortization and impairment losses:
Balance, December 31, 2016	(21)	(4,776)	(56)	(411)	(5,264)
Amortization	—	(1,037)	(9)	(48)	(1,094)
Deductions	—	95	—	11	106
Reclassifications/translations	—	4	(6)	(2)	(4)
Balance, December 31, 2017	(21)	(5,714)	(71)	(450)	(6,256)
Net	659	2,673	13	185	3,530

(i)   Goodwill resulted from the acquisition of Sigma (2008), Ad Medika (2010), PT Bina Data Mandiri ("BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global ("MNDG”) (2015), Melon (2016), PT Griya Silkindo Drajatmoerni ("GSDm”) (2016), TSGN (2017) and Nutech (2017) (Note 1d).

(ii)  The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1 to 5 years.

(iii) As of December 31, 2017, the cost of fully amortized intangible assets that are still used in operations amounted to Rp3,847 billion.

13. TRADE AND OTHER PAYABLES

This account consists of the following:

	2016	2017
Trade payables	13,518	15,574
Other payables	172	217
Total trade and other payables	13,690	15,791

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The breakdown of trade payables is as follows:

	2016	2017
Related parties
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,256	1,561
Purchases of equipments, materials and services	1,262	577
Payables to other telecommunication providers	324	322
Sub-total	2,842	2,460
Third parties
Purchases of equipments, materials and services	9,395	11,659
Payables to other telecommunication providers	1,281	1,455
Sub-total	10,676	13,114
Total	13,518	15,574

Trade payables by currency are as follows:

	2016	2017
Rupiah	11,270	13,344
U.S. dollar	2,196	2,167
Others	52	63
Total	13,518	15,574

Refer to Note 31 for details of related party transactions.

14. ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2016	2017
Operation, maintenance and telecommunication services	6,165	7,093
General, administrative and marketing expenses	1,914	2,684
Salaries and benefits	2,993	2,664
Interest and bank charges	211	189
Total	11,283	12,630

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.  UNEARNED INCOME

The breakdown of unearned income is as follows:

a.	Current

	2016	2017
Prepaid pulse reload vouchers	4,959	4,800
Telecommunication tower leases	199	300
Other telecommunications services	189	148
Others	216	179
Total	5,563	5,427

b.	Non-current

	2016	2017
Indefeasible Right of Use	169	205
Other telecommunications services	256	319
Total	425	524

16.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

This account consists of the following:

	2016	2017
Short-term bank loans	911	2,289
Current maturities of long-term borrowings	4,521	5,209
Total	5,432	7,498

a.	Short-term bank loans

		2016		2017
		Outstanding		Outstanding
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	143	—	1,252
Bank Mandiri	Rp	—	—	—	45
Sub-total			143		1,297
Third parties
PT Bank DBS Indonesia	Rp	—	95	—	408
UOB	Rp	—	269	—	400
Bank CIMB Niaga	Rp	—	143	—	83
PT Bank Sumitomo Mitsui Indonesia ("Sumitomo")	Rp	—	—	—	80
SCB	Rp	—	90	—	—
Others	Rp	—	171	—	21
Sub-total			768		992
Total			911		2,289

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Refer to Note 31 for details of related party transactions.

Other significant information relating to short-term bank loans as of December 31, 2017 is as follows:

			Total facility		Interest	Interest rate
	Borrower	Currency	(in billions)	Maturity date	payment period	per annum	Security
BNI
November 28, 2012[h,c]	Metra	Rp	150	November 28, 2018	Monthly	1 month JIBOR+2.95%	None
March 13, 2013[g]	Sigma	Rp	2,100	January 9, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 6) and property and equipment (Note 10)
January 10, 2014[f]	Sigma	Rp	125	January 9, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 6) and property and equipment (Note 10)
May 15, 2017	Infomedia	Rp	250	May 14, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 6)
June 7, 2017	ISH	Rp	150	June 6, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 6)
June 19, 2017	Telkom Infratel	Rp	161	August 31, 2018	Monthly	1 month JIBOR+3.15%	Trade receivables (Note 6)
September 28, 2017	Telkom Infratel	Rp	70	June 30, 2018	Monthly	1 month JIBOR+3.15%	Trade receivables (Note 6)
November 8, 2017	GSD	Rp	50	November 8, 2018	Monthly	9.00%	Trade receivables (Note 6)
December 19, 2017	Telkom Infratel	Rp	80	December 31, 2018	Monthly	1 month JIBOR+3.15%	Trade receivables (Note 6)
Bank Mandiri
October 11, 2017	GSD	Rp	55	September 11, 2018	Monthly	9.00%	Trade receivables (Note 6)
UOB
December 20, 2016[d]	Finnet	Rp	400	December 19, 2018	Monthly	1 month JIBOR+2.25%	None
PT Bank DBS Indonesia
April 12, 2016[e,b]	Sigma	US$	0.02	July 31, 2018	Semi-annually	3.25% (US$) / 10.75% (Rp)	Trade receivables (Note 6)
March 27, 2017	Metra	Rp	250	July 31, 2018	Monthly	1 month JIBOR+2.15%	None
Bank CIMB Niaga
April 28, 2013[a,c]	GSD	Rp	85	January 1, 2018	Monthly	10.90%-11.50%	Trade receivables (Note 6) and property and equipment (Note 10)
Sumitomo
December 21, 2017	Metra	Rp	300	January 27, 2018	Monthly	1 month JIBOR+1.50%	None

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a  Based on the latest amendment dated November 11, 2014.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b  Facility in U.S. dollar. Withdrawal can be executed in U.S. dollar and Indonesian rupiah.

c  Unsettled loan will be automatically extended up to 12 months.

d  Based on the latest amendment dated June 2, 2017.

e  Based on the latest amendment dated October 25, 2017.

f  Based on the latest amendment dated November 29, 2017.

g  Based on the latest amendment dated December 21, 2017.

h  Based on the latest amendment dated March 21, 2017.

b.	Current maturities of long-term borrowings

	Notes	2016	2017
Two-step loans	17a	225	206
Bonds and notes	17b	1	—
Bank loans	17c	3,637	4,110
Other borrowings	17d	—	99
Obligations under finance leases	10c.xii	658	794
Total		4,521	5,209

Refer to Note 31 for details of related party transactions.

17. LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	Notes	2016	2017
Two-step loans	17a	1,067	892
Bonds and notes	17b	9,322	8,982
Bank loans	17c	11,929	13,894
Other borrowings	17d	697	1,196
Obligations under finance leases	10c.xii	3,352	3,010
Total		26,367	27,974

Scheduled principal payments as of December 31, 2017 are as follows:

			Year
	Notes	Total	2019	2020	2021	2022	Thereafter
Two-step loans	17a	892	187	187	171	135	212
Bonds and notes	17b	8,982	—	1,995	—	2,196	4,791
Bank loans	17c	13,894	4,138	3,350	2,222	1,743	2,441
Other borrowings	17d	1,196	199	199	199	199	400
Obligations under finance leases	10c.xii	3,010	744	699	668	548	351
Total		27,974	5,268	6,430	3,260	4,821	8,195

a.    Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2016		2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	6,143	707	5,375	648
	US$	22	295	17	237
	Rp	—	290	—	213
Total			1,292		1,098
Current maturities (Note 16b)			(225)		(206)
Long-term portion			1,067		892

		Principal payment	Interest payment	Interest rate per
Lenders	Currency	schedule	period	annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%

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

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b.   Bonds and notes

		2016		2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	—	1,995	—	1,995
2015
Series A	Rp	—	2,200	—	2,200
Series B	Rp	—	2,100	—	2,100
Series C	Rp	—	1,200	—	1,200
Series D	Rp	—	1,500	—	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	—	220	—	—
Series B	Rp	—	120	—	—
Promissory note
PT ZTE Indonesia (“ZTE”)	US$	0	1	—	—
Total			9,336		8,995
Unamortized debt issuance cost			(13)		(13)
Total			9,323		8,982
Current maturities (Note 16b)			(1)		—
Long-term portion			9,322		8,982

(i)   Bonds

2010

						Interest payment	Interest rate per
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

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

As of December 31, 2017, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (“Pefindo”) is idAAA (stable outlook).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.     debt to equity ratio should not exceed 2:1.

2.     EBITDA to finance costs ratio should not be less than 5:1.

3.     debt service coverage is at least 125%.

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

2015

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

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

As of December 31, 2017, the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.    debt to equity ratio should not exceed 2:1.

2.    EBITDA to finance costs ratio should not be less than 4:1.

3.    debt service coverage is at least 125%.

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

(ii)  MTN

GSD

					Interest payment	Interest rate
Notes	Currency	Principal	Issuance date	Maturity date	period	per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11.00%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11.00%
Total		340

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

On June 12, 2017, GSD has been fully paid for MTN series A amounted to Rp220 billion and series B amounted to Rp120 billion to PT Mandiri Sekuritas as an Arranger.

(iii)   Promissory notes

		Principal*		Principal payment	Interest payment	Interest rate
Supplier	Currency	(in billions)	Issuance date	schedule	period	per annum
PT Huawei[a]	US$	0.2	April 30, 2013	—	Semi-annually	6 months LIBOR+1.50%
ZTE[b,c]	US$	0.1	August 20, 2009	February 4, 2017	Semi-annually	6 months LIBOR+1.50%

*In original currency

aHas been fully paid on July 30, 2016

bHas been fully paid on February 4, 2017

cBased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company, ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (Berita Acara Serah Terima) projects with ZTE and PT Huawei.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

c.    Bank loans

		2016		2017
		Outstanding		Outstanding
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	3,222	—	4,603
BRI	Rp	—	1,871	—	2,166
Bank Mandiri	Rp	—	1,232	—	1,126
Sub-total			6,325		7,895
Third parties
Syndication of banks	Rp	—	3,650	—	2,250
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	—	2,361	—	1,944
Bank CIMB Niaga	Rp	—	1,162	—	1,726
PT Bank Central Asia Tbk (“BCA”)	Rp	—	—	—	1,100
Sumitomo	Rp	—	647	—	804
United Overseas Bank Limited(“UOB Singapore”)	US$	36	484	49	664
UOB	Rp	—	500	—	500
ANZ	Rp	—	240	—	440
PT Bank ICBC Indonesia ("ICBC")	Rp	—	—	—	249
PT Bank DBS Indonesia	Rp	—	—	—	144
Japan Bank for International Cooperation (“JBIC”)	US$	16	211	9	128
Exim Bank of Malaysia Berhad	MYR	—	—	37	124
Others	Rp	—	37	—	26
	MYR	—	—	15	50
Sub-total			9,292		10,149
Total			15,617		18,044
Unamortized debt issuance cost			(51)		(40)
			15,566		18,004
Current maturities (Note 16b)			(3,637)		(4,110)
Long-term portion			11,929		13,894

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Other significant information relating to bank loans as of December 31, 2017 is as follows:

				Current
			Total	period	Principal	Interest
			facility*	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)	(in billions)	schedule	period	per annum	Security
BNI
March 13, 2013[h]	Sigma	Rp	2,100	116	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 6) and property and equipment (Note 10)
November 20, 2013[j]	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.00%	None
January 10, 2014[h]	Sigma	Rp	247	41	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 6) and property and equipment (Note 10)
November 3, 2014[c]	Telkom Infratel	Rp	1,050	186	Quarterly (2015-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
June 10, 2015	Metra	Rp	44	15	Semi-annually (2015-2018)	Monthly	1 month JIBOR+2.95%	Trade receivables (Note 6) and property and equipment (Note 10)
October 12, 2015[l]	Telkom Akses	Rp	1,400	350	Semi-annually (2016-2020)	Quarterly	3 months JIBOR+2.50%	Trade receivables (Note 6), inventories (Note 7), and property and equipment (Note 10)
March 24, 2017[e,g]	Dayamitra	Rp	1,005	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	GSD	Rp	150	-	Quarterly (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	The Company	Rp	650	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
November 13, 2017	Telkom Akses	Rp	400	-	Semi-annually (2018-2022)	Quarterly	3 months JIBOR+2.50%	Trade receivables (Note 6), inventories (Note 7), and property and equipment (Note 10)
BRI
October 30, 2013	GSD	Rp	70	10	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10) and lease agreement
October 30, 2013	GSD	Rp	34	5	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10) and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
December 18, 2015	Dayamitra	Rp	800	75	Semi-annually (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 10)
March 24, 2017[e]	The Company	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

				Current
			Total	period	Principal	Interest	Interest
			facility*	payment	payment	payment	rate per
	Borrower	Currency	(in billions)	(in billions)	schedule	period	annum	Security
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
September 27, 2016	Patrakom	Rp	70	9	Quarterly (2017-2019)	Monthly	9.50%	Trade receivables (Note 6) and property and equipment (Note 10)
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	TII	Rp	195	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
Syndication of banks
March 13, 2015 (BNI and BCA)[d,k]	The Company	Rp	2,900	483	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets
March 13, 2015 (BNI and BCA)[d,k]	GSD	Rp	100	17	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets
The Bank of Tokyo - Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	160	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.40%	Trade receivables (Note 6) and property and equipment (Note 10)
March 13, 2015[d]	Metra	Rp	400	68	Quarterly (2016-2020)	Quarterly	3 months JIBOR+1.50%	None
March 13, 2015[d]	Infomedia	Rp	250	28	Quarterly (2016-2020)	Quarterly	3 months JIBOR+1.50%	None
March 13, 2015[d]	Dayamitra	Rp	100	17	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
November 2, 2015	Dayamitra	Rp	400	80	Quarterly (2017-2020)	Quarterly	3 months JIBOR+2.60%	Trade receivables (Note 6) and property and equipment (Note 10)
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+2.25%	Property and equipment (Note 10) and lease agreement
March 30, 2017[f]	Dayamitra	Rp	97.5	-	Quarterly (2018-2024)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

				Current
			Total	period	Principal	Interest
			facility*	payment	payment	payment
	Borrower	Currency	(in billions)	(in billions)	schedule	period	Interest rate per annum	Security
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
September 20, 2012[i]	TLT	Rp	1,200	13	Monthly (2015-2030)	Quarterly	3 months JIBOR+3.45%	Property and equipment (Note 10)
September 20, 2012	TLT	Rp	118	1	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 10)
September 20, 2012[i]	TLT	Rp	100	1	Monthly (2017-2030)	Monthly	3 months JIBOR+3.45%	Property and equipment (Note 10)
March 30, 2017[f]	GSD	Rp	200	-	Quarterly (2018-2024)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	295	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
BCA
March 30, 2017[f]	Metra	Rp	170	-	Semi-annually (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
May 5, 2017[a]	Telkomsel	Rp	3,000	-	Monthly (2017-2019)	Quarterly	3 months JIBOR+1.00%	None
Sumitomo
March 13, 2015[d]	Metra	Rp	400	68	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015[d]	Infomedia	Rp	250	28	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015[d]	Dayamitra	Rp	100	17	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 30, 2017[f]	Dayamitra	Rp	97.5	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
UOB Singapore
September 9, 2016	TII	US$	0.06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.50%	None
UOB
September 22, 2016	Dayamitra	Rp	500	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 10)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

				Current
			Total	period	Principal	Interest
			facility*	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)	(in billions)	schedule	period	per annum	Security
ANZ
March 13, 2015[d]	GSD	Rp	500	—	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
March 13, 2017[d]	PINS	Rp	500	—	May 31, 2022	Quarterly	3 months JIBOR+2.00%	None
ICBC
April 5, 2017	GSD	Rp	272	23	Quarterly (2019-2024)	Quarterly	3 months JIBOR+2.36%	Trade receivables (Note 6) and property and equipment (Note 10)
PT Bank DBS Indonesia
December 23, 2016	Nutech	Rp	6	1	Monthly (2017-2021)	Monthly	13.00%	Trade receivables (Note 6) and property and equipment (Note 10)
March 30, 2017[f]	Dayamitra	Rp	100	—	Semi-annually (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Patrakom	Rp	130	—	Semi-annually (2018-2022)	Quarterly	7.50%	None
JBIC
March 28, 2013[b]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
Exim Bank of Malaysia Berhad
March 23, 2016	TSGN	MYR	0.06	0.01	Monthly (2016-2020)	Monthly	ECOF+1.89%	Trade receivables (Note 6)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2017, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2017, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

The credit facilities were obtained by the Group for working capital purposes.

* In original currency

a  Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2017, Telkomsel has complied with the above covenants.

b  In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

c   Based on the latest amendment on May 30, 2017.

d  On March 13, 2015, the Company, GSD, Metra, and Infomedia entered into several credit facilities agreements with Sumitomo, The Bank of Tokyo - Mitsubishi UFJ, Ltd., ANZ, and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into Sumitomo and the Bank of Tokyo - Mitsubishi UFJ, Ltd., credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion. As of December 31, 2017, the unused facilities for Sumitomo, The Bank of Tokyo - Mitsubishi UFJ, Ltd., and ANZ amounted to Rp82.5 billion, Rp82.5 billion and Rp60 billion, respectively.

e  On March 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp1,500 billion and Rp1,500 billion, respectively. As of December 31, 2017, the unused facilities for BNI and Bank Mandiri amounted to Rp200 billion and Rp810 billion, respectively.

f  On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Patrakom entered into several credit agreements with The Bank of Tokyo - Mitsubishi UFJ Ltd., Sumitomo, PT Bank DBS Indonesia, Bank CIMB Niaga, and BCA amounting to Rp800 billion, Rp800 billion, Rp900 billion, Rp495 billion and Rp850 billion, respectively. As of December 31, 2017, the unused facilities for The Bank of Tokyo - Mitsubishi UFJ Ltd., Sumitomo, PT Bank DBS Indonesia, Bank CIMB Niaga, and BCA amounted to Rp529 billion, Rp529 billion, Rp759 billion, Rp195 billion and Rp750 billion, respectively.

g  Based on the latest amendment on September 26, 2017.

h  Based on the latest amendment on December 21, 2017.

i    Based on the latest amendment on October 20, 2016.

j    Based on the latest amendment on April 10, 2017

k   Based on the latest amendment on May 9, 2017.

l    Based on the latest amendment on April 7, 2017.

d.    Other borrowings

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)	(in billions)	schedule	period	per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	Dayamitra	Rp	700	—	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 10)
March 29, 2017	Dayamitra	Rp	600	—	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 10)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.   debt to equity ratio should not exceed 5:1

2.   net debt to EBITDA ratio should not exceed 4:1

3.   debt service coverage of at least 100%.

As of December 31, 2017, Dayamitra has complied with the above-mentioned ratios.

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

18.  NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follow:

	2016	2017
Non-controlling interests in net assets of subsidiaries:
Telkomsel	20,731	18,891
GSD	141	186
Metra	208	115
TII	33	172
Total	21,113	19,364

	2015	2016	2017
Non-controlling interests in net income (loss) of subsidiaries:
Telkomsel	7,820	9,863	10,632
GSD	7	(5)	(5)
Metra	(6)	(39)	(83)
TII	(2)	(3)	6
Total	7,819	9,816	10,550

Material partly-owned subsidiary

As of December 31,2016 and 2017, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the Company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of intercompany balances and transactions.

Summarized statements of financial position

	2016	2017
Current assets	28,818	21,098
Non-current assets	60,827	64,499
Current liabilities	(21,891)	(23,031)
Non-current liabilities	(8,520)	(8,587)
Total equity	59,234	53,979
Attributable to:
Equity holders of parent company	38,503	35,088
Non-controlling interest	20,731	18,891

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Summarized statements of profit or loss and other comprehensive income

	2015	2016	2017
Revenues	76,055	86,725	93,217
Operating expenses	(46,455)	(49,765)	(53,198)
Other income – net	105	483	380
Profit before income tax	29,705	37,443	40,399
Income tax expense – net	(7,361)	(9,263)	(10,018)
Profit for the year from continuing operations	22,344	28,180	30,381
Other comprehensive income net	(167)	(222)	(392)
Net comprehensive income for the year	22,177	27,958	29,989
Attributable to non-controlling interest	7,820	9,863	10,632
Dividend paid to non-controlling interest	7,810	7,036	12,334

Summarized statements of cash flows

	2015	2016	2017
Operating activities	36,130	42,827	39,564
Investing activities	(12,951)	(12,794)	(13,984)
Financing activities	(19,456)	(24,132)	(34,720)
Net (decrease) increase in cash and cash equivalents	3,723	5,901	(9,140)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.  CAPITAL STOCK

The details of capital stock are as follows:

	2016
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,000,589,980	7.07	350
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40,450,227,048	40.84	2,023
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 21)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

	2017
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	6,078,374,280	6.14	304
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Hadiyanto	875,297	0	0
Rinaldi Firmansyah	147,100	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	41,376,586,676	41.77	2,069
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 21)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 26 dated April 17, 2015 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2014 amounting to Rp7,319 billion (Rp74.55 per share) and Rp1,464 billion (Rp14.91 per share), respectively. On May 21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,783 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 50 dated April 22, 2016 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86 per share) and Rp1,549 billion (Rp15.77 per share), respectively. On May 26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 28 dated April 21, 2017 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2016 amounting to Rp11,611 billion (Rp117.21 per share) and Rp1,936 billion (Rp19.54 per share), respectively. The Company paid the cash dividend and special cash dividend on December 27, 2016 and May 26, 2017 amounted to Rp1,920 billion and Rp11,627 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  ADDITIONAL PAID-IN CAPITAL

The breakdown of additional paid-in capital is as follows:

	2016	2017
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 21)	544	544
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 21)	576	576
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 21)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 21)	36	36
Excess of value over cost of selling 864,000,000 shares under the treasury stock plan phase IV (Note 21)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	4,453	4,453

21.  TREASURY STOCK

			Maximum Purchase
			Number of
Phase	Basis	Period	shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2016			2017
	Number of			Number of
	shares	%	Rp	shares	%	Rp
Beginning balance	2,601,779,800	2.58	3,804	1,737,779,800	1.72	2,541
Sale of treasury stock	(864,000,000)	(0.86)	(1,263)	—	—	—
Ending balance	1,737,779,800	1.72	2,541	1,737,779,800	1.72	2,541

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM on April 19, 2013, the Company’s stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

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

The difference amounting to Rp353 billion between the fair value of treasury stock and amount paid by the participants was recorded as part of “Personnel Expenses” in the 2013 consolidated statement of profit or loss and other comprehensive income.

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

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.  OTHER RESERVES

Other reserves mainly consist of the translation reserve and fair value reserve. The translation reserve consists of all foreign currency differences arising from the translation of the financial statements of foreign operations amounting to Rp272 billion and Rp296 billion as of December 31, 2016 and 2017, respectively. There were no reclassifications to profit or loss for the years ended December 31, 2015, 2016 and 2017.

The fair value reserve consists of the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired amounting to Rp38 billion and Rp58 billion as of December 31, 2016 and 2017, respectively. There were no reclassifications to profit or loss for the years ended December 31, 2015 and 2016. The reclassification to profit or loss for the year ended December 31, 2017 is Rp9 billion.

23.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp15,451 billion, Rp19,333 billion and Rp22,120 billion by the weighted average number of shares outstanding during the year totaling 98,176,527,553 shares, 98,638,501,532 shares and 99,062,216,600 shares for the years ended December 31, 2015, 2016 and 2017, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp157.38, Rp195.99 and Rp223.30 for the years ended December 31, 2015, 2016 and 2017, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2015, 2016 and 2017.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

24.  REVENUES

	2015	2016	2017
Telephone revenues
Cellular
Usage charges	36,853	38,238	37,176
Monthly subscription charges	432	259	70
Sub-total	37,285	38,497	37,246
Fixed lines
Monthly subscription charges	2,821	3,311	3,260
Usage charges	4,635	3,847	3,032
Call center	275	290	290
Others	102	94	83
Sub-total	7,833	7,542	6,665
Total telephone revenues	45,118	46,039	43,911
Interconnection revenues	4,290	4,151	5,175
Data, internet, and information technology service revenues
Cellular internet and data	19,665	28,308	37,961
Internet, data communication, and information technology services	12,307	13,073	15,085
Short Messaging Services (“SMS”)	15,132	15,980	13,192
Pay TV	581	1,546	1,944
Others	135	64	353
Total data, internet and information technology service revenues	47,820	58,971	68,535
Network revenues	1,231	1,444	1,873
Other revenues
Sales of peripherals	1,516	1,490	2,292
Call center service	668	678	970
Telecommunication tower leases	721	733	796
Power supply	0	29	560
CPE and terminal	221	192	536
E-payment	126	424	505
E-health	192	415	470
Others	567	1,767	2,633
Total other revenues	4,011	5,728	8,762
Total revenues	102,470	116,333	128,256

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

25.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2015	2016	2017
Salaries and related benefits	5,684	7,122	7,821
Vacation pay, incentives and other benefits	4,575	4,219	3,339
Pension benefit cost (Note 29)	443	1,068	1,700
Net periodic post-employment health care benefit cost (Note 29)	216	163	276
LSA expense (Note 30)	152	237	255
Other employee benefit cost (Note 29)	53	82	62
Other post-employment benefit cost (Note 29)	47	48	42
Early retirement program	683	628	—
Others	32	45	34
Total	11,885	13,612	13,529

Refer to Note 31 for details of related party transactions.

26.  OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2015	2016	2017
Operation and maintenance	15,129	17,047	19,929
Radio frequency usage charges (Note 33c.i)	3,626	3,687	4,276
Cost of IT services	882	1,563	2,648
Leased lines and CPE	1,913	2,578	2,607
Concession fees and USO charges	2,230	2,217	2,249
Cost of sales of handset (Note 7)	1,493	1,481	1,544
Electricity, gas and water	1,014	960	1,037
Cost of SIM cards and vouchers (Note 7)	444	624	914
Tower leases	646	322	472
Vehicles rental and supporting facilities	296	367	301
Insurance	312	256	294
Others	131	161	332
Total	28,116	31,263	36,603

Refer to Note 31 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

27.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2015	2016	2017
Provision for impairment of receivables (Note 6d)	1,010	743	1,494
General expenses	1,032	1,626	1,449
Training, education and recruitment	393	399	531
Professional fees	424	594	498
Travelling	347	436	475
Meeting	163	207	241
Social contribution	116	134	197
Collection expenses	368	152	135
Others	351	319	240
Total	4,204	4,610	5,260

Refer to Note 31 for details of related party transactions.

28.  TAXATION

a.    Prepaid income taxes

The breakdown of prepaid income taxes is as follows:

	2016	2017
The Company - Corporate income tax	473	610
Subsidiaries - Corporate income tax	128	175
Total	601	785
Current portion	(109)	(22)
Non-current portion (Note 11)	492	763

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2016	2017
The Company :
Value Added Tax (“VAT”)	1,410	1,967
Article 19 - Revaluation of fixed assets (Note 28h)	538	—
Article 22 - Witholding tax on goods delivery and import	—	1
Article 23 - Witholding tax on service delivery	—	44
Subsidiaries:
VAT	2,785	3,879
Article 23 - Withholding tax on services delivery	52	17
Total	4,785	5,908
Current portion	(2,621)	(2,833)
Non-current portion (Note 11)	2,164	3,075

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2016	2017
The Company:
Article 25 - Installment of corporate income tax	—	1
Subsidiaries:
Article 25 - Installment of corporate income tax	136	37
Article 29 - Corporate income tax	1,100	763
Total	1,236	801

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2016	2017
The Company:
Article 4 (2) - Final tax	29	26
Article 21 - Individual income tax	141	81
Article 22 - Withholding tax on goods delivery and imports	2	3
Article 23 - Withholding tax on services	42	29
Article 26 - Withholding tax on non-resident income	136	1
VAT - Tax collector	297	372
Sub-total	647	512
Subsidiaries:
Article 4 (2) - Final tax	63	85
Article 21 - Individual income tax	121	129
Article 22 - Withholding tax on goods delivery and imports	2	3
Article 23 - Withholding tax on services	93	115
Article 26 - Withholding tax on non-resident income	16	303
VAT	776	842
Sub-total	1,071	1,477
Total	1,718	1,989

e.    The components of income tax expense (benefit) are as follows:

	2015	2016	2017
Current
The Company	201	671	586
Subsidiaries	8,164	10,067	10,771
Sub-total	8,365	10,738	11,357
Deferred
The Company	(38)	(844)	(1,608)
Subsidiaries	(304)	(877)	209
Sub-total	(342)	(1,721)	(1,399)
Net income tax expense	8,023	9,017	9,958

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

f.    Reconciliation of income tax expense

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2015	2016	2017
Profit before income tax	31,293	38,166	42,628
Less: income subject to final tax - net	(1,531)	(1,684)	(1,491)
Net	29,762	36,482	41,137
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	5,952	7,296	8,228
Difference in applicable statutory tax rate for subsidiaries	1,509	1,904	2,046
Non-deductible expenses	332	496	767
Final income tax expense	111	345	591
Deferred tax assets that cannot be utilized - net	—	56	4
Deferred tax assets on fixed assets revaluation for tax purpose	—	(1,415)	(1,796)
Others	119	335	118
Net income tax expense	8,023	9,017	9,958

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The details of the net income tax expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
Estimated taxable income (loss) of the Company	552	1,703	(861)
Corporate income tax:
The Company	110	340	—
Subsidiaries	8,144	10,053	10,766
Final tax expense:
The Company	91	331	586
Subsidiaries	20	14	5
Total income tax expense – current	8,365	10,738	11,357

Income tax expense (benefit) - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Realization of accrual (accrual) of expenses and inventory write-off (provision for inventory obsolescence)	(135)	142	26
Amortization of (addition to) deferred installation fee	7	(10)	1
Finance leases	(47)	68	0
Valuation of long-term investments	(24)	(34)	—
Depreciation and gain on disposal or sale of property and equipment	139	(825)	(1,012)
Net periodic post-employment benefits costs and provision for employee benefits	(28)	(214)	(235)
Trade receivables write-off (provision for impairment of receivables)	41	41	(206)
Fiscal loss	—	—	(172)
Amortization of intangible assets, land rights and others	9	(12)	(10)
Net	(38)	(844)	(1,608)
Telkomsel
Charges from leasing transactions	131	164	177
Amortization of license	(9)	(4)	12
Accounts receivable - Government	0	—	—
Provision for employee benefits	(18)	(55)	(68)
Depreciation of property and equipment	(350)	(913)	(55)
Trade receivables write-off (provision for impairment of receivables)	(9)	(5)	(41)
Net	(255)	(813)	25
Subsidiaries - others - net	(49)	(64)	184
Net income tax benefit - deferred	(342)	(1,721)	(1,399)
Income tax expense - net	8,023	9,017	9,958

Tax Law No. 36/2008 with implementing rules under Government Regulation No. 56/2015 stipulates a reduction of 5% from the maximum rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting years ended December 31, 2015, 2016 and 2017, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2015, 2016 and 2017. The subsidiaries applied the tax rate of 25% for the years ended December 31, 2015, 2016 and 2017.

The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2017 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2016 agreed with what was reported in the annual tax return.

g.    Tax assessments

(i)   The Company

On November 15, 2013, the Company received tax underpayment assessment letters  (“SKPKBs”) for the underpayment of VAT for the period January  2007 to September 2007 and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections. The Company  accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to Rp5 billion has been compensated to withholding tax article 21 tax collection letters.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to Supreme Court (“SC”). As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January 2011 to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection. On January 20, 2016, the Company filed an appeal on the decision of its objection.

On April 4 and 5, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the tax period January 2011 and September 2011 to December 2011. Tax Court rejected the Company’s appeal for the tax period February 2011 to August 2011, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January 2012 to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received Tax Collection Letter (“STP”) for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statement of profit or loss and other comprehensive income. The Company filed an objection regarding to the remaining assessments on November 16, 2016.

On March 1, 2017 and May 9, 2017, the Company received the Decision Letter from Tax Authorities for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). The Company decided to accept the decision.

On October 19, 2017, the Tax Authorities issued Decision Letter on Company’s objections, wherein the Tax Authorities has reduced Company’s underpayment. Based on Decision Letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4 (2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued Decision Letter on Company’s objection, wherein the Tax Authorities has reduced Company’s underpayment for VAT from the tax period January 2012 to December 2012 with total of Rp429.3 billion (including penalty of Rp141.2

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

billion). On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January 2015 to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55 billion (including penalty of Rp17 billion). The Company also received STP of VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected and STP of VAT on tax collected totaling to Rp26 billion. The accepted portion was charged to the consolidated financial statement of profit or loss and other comprehensive income.

On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for tax periods January 2016 to December 2016 for all taxes. This audit is related to claim for tax refund of overpayment corporate income tax for fiscal year 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in process.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period November 2014 and December 2014 regarding claim for tax refund overpayment of VAT correction for tax period November 2014 and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively.  As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in process.

(ii)   Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund. On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC. On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016. In April 2017, Tax Authorities has granted Telkomsel’s claim on interest income will be compensate against corporate income

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

tax installment for the period of April 2017. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On April 21, 2010, the Tax Authorities filed a request for judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the STP for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of Rp8.4 billion). In May 2010, Telkomsel filed a contra memorandum for judicial review to the SC. On March 2, 2017, Telkomsel received the official verdict from the SC which accept the Tax Authorities request. The penalty was paid in June 2017.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty of Rp15.7 billion as expense based on its previous experience on a similar income tax case. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still on process.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. As of the date of approval and authorization for the issuance of these consolidated financial statements, the second judicial review is still in process.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million). On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases of Rp1.2 billion in favor of Telkomsel. In March and June 2017, Telkomsel received the tax refund. On March 2, 2017, Telkomsel received the Tax Court’s Verdict for the 2011 underpayment of corporate income tax which partially accepted Telkomsel’s appeal amounting to Rp247.6 billion and on August 31, 2017, Telkomsel received the tax refund.

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed a request for judicial reviews to the SC for cases relating to corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August 2017 and November 2017. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On July 28, 2016 and in April 2017, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in progress.

h.   Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to Directorate General of Taxes ("DGT") during the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%‑6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company.

The Company submitted the fixed asset revaluation documents phase 1 to DGT on September 29, 2016. On November 10, 2016, DGT issued approval regarding fixed assets revaluation amounting to Rp7,078 billion with related final income tax amounting to Rp212 billion.

On December 15, 2016, the Company submitted its fixed assets revaluation application for Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,961 billion with estimated final income tax of Rp538 billion. In 2017, the Company received fixed asset revaluation report from KJPP. Based on the report, the value of fixed asset increased amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion. The Company has paid final income tax amounting to Rp2 billion as addition on September 22, 2017 and November 15, 2017. On November 21, 2017, DGT issued approval regarding fixed assets revaluation amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion.

A deductible temporary difference arose on this fixed assets revaluation for tax purposes since the tax base of the fixed assets is higher than their carrying amount. The deductible temporary difference results in a deferred tax asset since the economic benefits will flow to the Company in a form of reduction of taxable income in the future periods when the assets are recovered.

In 2016, the Company recognized deferred tax assets amounting to Rp1,415 billion on the phase 1  revaluation increment on fixed assets, as approved by the DGT.  In 2017, based on DGT’s approval, The Company recognized deferred tax asset amounting to Rp1,796 billion on the phase 2 revaluation increment on fixed assets.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

i.     Deferred tax assets and liabilities

The details of deferred tax assets and liabilities are as follows:

			(Charged)
		(Charged)	credited to other	(Charged)
	December 31,	credited to profit	comprehensive	credited	December 31,
	2015	or loss	income	to equity	2016
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	335	102	126	—	563
Provision for impairment of receivables	429	(41)	—	—	388
Provision for employee benefits	97	112	—	—	209
Deferred installation fee	65	10	—	—	75
Accrued expenses and provision for inventory obsolescence	211	(142)	—	—	69
Finance leases	69	(68)	—	—	1
Total deferred tax assets	1,206	(27)	126	—	1,305
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,597)	825	—	—	(772)
Valuation of long-term investment	(45)	34	—	—	(11)
Land rights, intangible assets and others	(23)	12	—	—	(11)
Total deferred tax liabilities	(1,665)	871	—	—	(794)
Deferred tax assets (liabilities) of the Company - net	(459)	844	126	—	511
Deferred tax assets of the other subsidiaries - net	201	50	3	4	258
Telkomsel
Deferred tax assets:
Provision for employee benefits	349	55	74	—	478
Provision for impairment of receivables	138	5	—	—	143
Total deferred tax assets	487	60	74	—	621
Deferred tax liabilities:
Finance leases	(385)	(164)	—	—	(549)
Difference between accounting and tax bases property and equipment	(1,395)	913	—	—	(482)
License amortization	(52)	4	—	—	(48)
Total deferred tax liabilities	(1,832)	753	—	—	(1,079)
Deferred tax liabilities of Telkomsel - net	(1,345)	813	74	—	(458)
Deferred tax liabilities of the other subsidiaries - net	(306)	14	5	—	(287)
Total deferred tax liabilities - net	(2,110)	1,286	79	—	(745)
Total deferred tax assets - net	201	435	129	4	769

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

			(Charged)	(Charged)
		(Charged)	credited to other	credited to equity
	December 31,	credited to profit	comprehensive	and	December 31,
	2016	or loss	income	reclassification	2017
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	563	197	342	—	1,102
Provision for impairment of receivables	388	206	—	—	594
Provision for employee benefits	209	38	—	—	247
Difference between accounting and tax bases of property and equipment	(772)	1,012	—	—	240
Fiscal loss	—	172	—	—	172
Deferred installation fee	75	(1)	—	—	74
Accrued expenses and provision for inventory obsolescence	69	(26)	—	—	43
Finance leases	1	(0)	—	—	1
Total deferred tax assets	533	1,598	342	—	2,473
Deferred tax liabilities:
Valuation of long-term investment	(11)	—	—	—	(11)
Land rights, intangible assets and others	(11)	10	—	—	(1)
Total deferred tax liabilities	(22)	10	—	—	(12)
Deferred tax assets of the Company - net	511	1,608	342	—	2,461
Deferred tax assets of the other subsidiaries - net	258	(20)	9	96	343
Telkomsel
Deferred tax assets:
Provision for employee benefits	478	68	131	—	677
Provision for impairment of receivables	143	41	—	—	184
Total deferred tax assets	621	109	131	—	861
Deferred tax liabilities:
Finance leases	(549)	(177)	—	—	(726)
Difference between accounting and tax bases of property and equipment	(482)	55	—	(125)	(552)
License amortization	(48)	(12)	—	—	(60)
Total deferred tax liabilities	(1,079)	(134)	—	(125)	(1,338)
Deferred tax liabilities of Telkomsel - net	(458)	(25)	131	(125)	(477)
Deferred tax liabilities of the other subsidiaries - net	(287)	(164)	12	(17)	(456)
Total deferred tax liabilities - net	(745)	(189)	143	(142)	(933)
Total deferred tax assets - net	769	1,588	351	96	2,804

As of December 31, 2016 and 2017, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp34,466 billion and Rp31,783 billion, respectively.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

j.     Administration

From 2008 to 2017, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of historical data, for the year ended December 31, 2017, the Company calculates the deferred tax using the tax rate of 20%.

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

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 ‑ PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2016	2017
Prepaid pension benefit cost
The Company – funded		197	—
MD Media		1	—
Infomedia		1	—
Total		199	—
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	—	1,540
Additional pension benefit obligation	29a.i.a.ii	—	1,076
The Company - unfunded	29a.i.b	2,507	2,384
Telkomsel	29a.ii	1,193	1,839
Patrakom		0	0
MD Media		—	0
Infomedia		—	0
Sub-total pension benefit		3,700	6,839
Net periodic post-employment health care benefit	29b	1,592	2,419
Other post-employment benefit	29c	502	510
Obligation under the Labor Law	29d	332	427
Total		6,126	10,195

The details of net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2015	2016	2017
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	12	608	557
Additional pension benefit obligation	29a.i.a.ii	—	—	657
The Company - unfunded	29a.i.b	251	279	239
Telkomsel	29a.ii	179	181	247
MD Media		1	0	0
Infomedia		0	0	0
Patrakom		—	0	0
Total pension benefit cost	25	443	1,068	1,700
Net periodic post-employment health care benefit cost	25,29b	216	163	276
Other post-employment benefit cost	25,29c	47	48	42
Obligation under the Labor Law	25,29d	53	82	62
Total		759	1,361	2,080

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The amounts recognized in OCI are as follows:

	Notes	2015	2016	2017
Defined benefit plan actuarial gain (losses)
Pension
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	186	(492)	(1,154)
Additional pension benefit obligation	29a.i.a.ii	—	—	(419)
The Company - unfunded	29a.i.b	(187)	(119)	(100)
Telkomsel	29a.ii	(172)	(292)	(530)
Infomedia		0	0	(1)
Patrakom		—	0	0
MD Media		1	(1)	(2)
Post-employment health care benefit cost	29b	540	(1,309)	(551)
Other post-employment benefit	29c	(11)	(20)	(40)
Obligation under the Labor Law	29d	(48)	(33)	(72)
Sub-total		309	(2,266)	(2,869)
Deferred tax effect at the applicable tax rates	28i	59	208	494
Defined benefit plan actuarial gain (losses) - net of tax		368	(2,058)	(2,375)

a.    Pension benefit cost

i.    The Company

a.    Funded pension plan

i.     Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the years ended December 31, 2015, 2016 and 2017.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

recognized in the consolidated statements of financial position as of December 31, 2016 and 2017, under the defined benefit pension plan:

	2016	2017
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	16,505	18,849
Charged to profit or loss:
Service costs	363	366
Past service cost - plan amendments	245	94
Interest costs	1,444	1,454
Pension plan participants’ contributions	44	41
Actuarial losses recognized in OCI	1,680	2,862
Pension benefits paid	(1,432)	(1,312)
Projected pension benefit obligations at end of year	18,849	22,354
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	17,834	19,046
Interest income	1,458	1,388
Return on plan assets (excluding amount included in net interest expense)	1,188	1,708
Pension plan participants’ contributions	44	41
Pension benefits paid	(1,432)	(1,312)
Plan administration cost	(46)	(57)
Fair value of pension plan assets at end of year	19,046	20,814
Funded status	197	(1,540)
Effect of asset ceiling	—	—
(Projected pension benefit obligation) prepaid pension benefit cost at end of year	197	(1,540)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

As of December 31, 2016 and 2017, plan assets consist of:

	2016		2017
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,064	—	1,481	—
Equity instruments:
Finance	1,039	—	1,463	—
Consumer goods	1,206	—	1,411	—
Infrastructure, utilities and transportation	536	—	656	—
Construction, property and real estate	577	—	363	—
Basic industry and chemical	130	—	115	—
Trading, service and investment	216	—	388	—
Mining	62	—	92	—
Agriculture	71	—	46	—
Miscellaneous industries	361	—	377	—
Equity-based mutual fund	1,296	—	1,233	—
Fixed income instruments:
Corporate bonds	—	3,817	—	5,428
Government bonds	7,978	—	6,968	—
Mutual funds	30	—	54	—
Non-public equity:
Direct placement	—	174	—	237
Property	—	188	—	188
Others	—	301	—	314
Total	14,566	4,480	14,647	6,167

Pension plan assets include Series B shares issued by the Company with fair values totalling Rp395 billion and Rp469 billion, representing 2.07% and 2.25% of total plan assets as of December 31, 2016 and 2017, respectively, and bonds issued by the Company with fair value totalling Rp311 billion and Rp340 billion, representing 1.63% and 1.64% of total plan assets as of December 31, 2016 and 2017, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,600 billion and Rp3,039 billion for the years ended December 31, 2016 and 2017, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statement as of December 31, 2017, Dapen’s FSR is above 105%. Therefore, the Company did not make contributions to the defined benefit pension plan in 2017.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dapen, widow/widower or the children of participants who enrolled before April 20, 1992, will receive the increment of monthly pension benefits from 60% to 75% of pension benefits received by the pensioners with effective date since January 1, 2016. In addition, the Company provided other benefits to enhance the pensioners’ welfare which were provided only in 2016. Such other benefits consist of Rp6 million to monthly pension beneficiaries who retired before

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

end of June 2002 and other benefit of Rp3 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

Based on the company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

The movement of the projected pension benefit obligations for the years ended December 31, 2016 and 2017 are as follows:

	2016	2017
Prepaid pension benefit cost at beginning of year	1,329	197
Net periodic pension benefit cost	(640)	(583)
Actuarial losses recognized in OCI	(1,680)	(2,862)
Return on plan assets (excluding amount included in net interest expense)	1,188	1,708
(Projected pension benefit obligation) prepaid pension benefit cost at end of year	197	(1,540)

The components of net periodic pension benefit cost for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
Service costs	218	363	366
Past service cost - plan amendments	(55)	245	94
Plan administration cost	71	46	57
Net interest cost	(131)	(14)	66
Settlement	(76)	—	—
Net periodic pension benefit cost	27	640	583
Amount charged to subsidiaries under contractual agreements	(15)	(32)	(26)
Net periodic pension benefit cost less cost charged to subsidiaries	12	608	557

Amounts recognized in OCI are as follows:

	2015	2016	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(991)	70	163
Changes in demographic assumptions	137	140	—
Changes in financial assumptions	(812)	1,470	2,699
Effect of asset ceiling	(357)	—	—
Return on plan assets (excluding amount included in net interest expense)	1,837	(1,188)	(1,708)
Net	(186)	492	1,154

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2015, 2016 and 2017, with reports dated February 25, 2016, February 22, 2017 and February 27, 2018, respectively, by PT Towers Watson

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
Discount rate	9.00%	8.00%	6.75%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

ii.Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and rate of return on investment is above actuarial discount rate of pension fund.

The additional pension benefit obligation for the year ended December 31, 2017 is as follows:

2017
Additional pension benefit obligations at beginning of year	—
Charged to profit or loss:
Service cost	—
Past service cost	657
Interest cost	—
Actuarial loss recognized in OCI	419
Additional pension benefit obligation at end of year	1,076

The components of additional pension benefit cost for the year ended December 31, 2017 is as follows:

2017
Service cost	—
Past service cost	657
Plan administration cost	—
Interest cost	—
Pension benefit cost	657

Amounts recognized in OCI is as follow:

2017
Actuarial losses recognized during the year due to:
Experience adjustment	—
Changes in demographic assumption	—
Changes in financial assumption	419
Total	419

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2017, with report dated February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

the independent actuary for the year ended December 31, 2017 is as follows:

2017
Rate of return on investment	9.50% - 10.25%
Discount rate	6.75%
Actuarial discount rate of pension fund	9.25% - 9.50%
Rate of compensation increases	8.00%
Indonesian mortality table	2011

b.    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp9 billion and Rp10 billion for the years ended December 31, 2016 and 2017, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2016 and 2017:

	2016	2017
Unfunded projected pension benefit obligations at beginning of year	2,500	2,507
Charged to profit or loss:
Service costs	64	51
Net interest costs	215	188
Actuarial losses recognized in OCI	119	100
Benefits paid by employer	(391)	(462)
Unfunded projected pension benefit obligations at end of year	2,507	2,384

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The components of total periodic pension benefit cost for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
Service costs	60	64	51
Net interest costs	191	215	188
Total periodic pension benefit cost	251	279	239

Amounts recognized in OCI are as follow:

	2015	2016	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(30)	(9)	19
Changes in demographic assumptions	50	30	—
Changes in financial assumptions	167	98	81
Net	187	119	100

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2015, 2016 and 2017, with reports dated February 25, 2016, February 22, 2017 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW.

The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2015, 2016 and 2017 are as follow:

	2015	2016	2017
Discount rate	9.00%	7.75% - 8.00%	6.00% - 6.75%
Rate of compensation increases	varies	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011	2011

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

Telkomsel’s contributions to Jiwasraya amounted to Rp83 billion and Rp131 billion for the years ended December 31, 2016 and 2017, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

consolidated statement of financial position for the years ended December 31, 2016 and 2017, under Telkomsel’s defined benefit pension plan:

	2016	2017
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	1,415	2,034
Charged to profit or loss:
Service costs	107	149
Net interest costs	130	167
Actuarial losses recognized in OCI	392	584
Benefits paid	(10)	(6)
Projected pension benefit obligation at end of year	2,034	2,928
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	612	841
Interest income	56	69
Return on plan assets (excluding amount included in net interest expense)	100	54
Employer’s contributions	83	131
Benefits paid	(10)	(6)
Fair value of plan assets at end of year	841	1,089
Funded status	(1,193)	(1,839)
Pension benefit obligation at end of year	1,193	1,839

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Movements of the pension benefit obligation during the years ended December 31, 2016 and 2017:

	2016	2017
Pension benefit obligation at beginning of year	803	1,193
Periodic pension benefit cost	181	247
Actuarial losses recognized in OCI	392	584
Return on plan assets (excluding amount included in net interest expense)	(100)	(54)
Employer’s contributions	(83)	(131)
Pension benefit obligation at end of year	1,193	1,839

The components of the periodic pension benefit cost for the years ended December 31, 2015, 2016 and 2017 are as follow:

	2015	2016	2017
Service costs	101	107	149
Net interest costs	78	74	98
Total	179	181	247

Amounts recognized in OCI are as follow:

	2015	2016	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(20)	32	(77)
Changes in financial assumptions	(44)	360	661
Return on plan assets (excluding amount included in net interest expense)	236	(100)	(54)
Net	172	292	530

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2015, 2016 and 2017, with reports dated February 12, 2016, February 7, 2017 and February 8, 2018 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2015, 2016 and 2017, are as follows:

	2015	2016	2017
Discount rate	9.25%	8.25%	7.00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2011

b.   Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contribution to the plan for the years ended December 31, 2016 and 2017.

The following table presents the changes in projected post-employment health care benefit obligation, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2016 and 2017:

	2016	2017
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	10,942	13,357
Charged to profit or loss:
Service costs	9	—
Interest costs	994	1,115
Actuarial losses recognized in OCI	1,828	1,460
Post-employment health care benefits paid	(416)	(484)
Projected post-employment health care benefit obligation at end of year	13,357	15,448
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	10,824	11,765
Interest income	982	979
Return on plan assets (excluding amount included in net interest expense)	519	909
Post-employment health care benefits paid	(416)	(484)
Plan administration costs	(144)	(140)
Fair value of plan assets at end of year	11,765	13,029
Funded status	(1,592)	(2,419)
Projected post-employment health care benefit obligation – net	1,592	2,419

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

As of December 31, 2016 and 2017, plan assets consist of:

	2016		2017
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	894	—	1,354	—
Equity instruments:
Manufacturing and consumer	754	—	835	—
Finance industries	540	—	840	—
Construction	351	—	254	—
Infrastructure and telecommunication	245	—	350	—
Wholesale	101	—	137	—
Mining	27	—	65	—
Other Industries:
Services	17	—	38	—
Agriculture	44	—	35	—
Biotechnology and Pharma Industry	6	—	68	—
Others	2	—	1	—
Equity-based mutual funds	1,311	—	1,113	—
Fixed income instruments:
Fixed income mutual funds	7,241	—	7,642	—
Unlisted shares:
Private placement	—	232	—	297
Total	11,533	232	12,732	297

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp217 billion and Rp265 billion, representing 1.84% and 2.04% of total plan assets as of December 31, 2016 and 2017, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,357 billion and Rp1,748 billion for the years ended December 31, 2016 and 2017, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2016 and 2017 are as follow:

	2016	2017
Projected post-employment health care benefit obligation at beginning of year	118	1,592
Net periodic post-employment health care benefit costs	165	276
Actuarial losses recognized in OCI	1,828	1,460
Return on plan assets (excluding amount included in net interest expense)	(519)	(909)
Projected post-employment health care benefit obligation at end of year	1,592	2,419

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2015, 2016, and 2017 are as follow:

	2015	2016	2017
Service costs	49	9	—
Plan administration costs	131	144	140
Net interest costs	37	12	136
Periodic post-employment health care benefit cost	217	165	276
Amounts charged to subsidiaries under contractual agreements	(1)	(2)	—
Net periodic post-employment health care benefit cost less cost charged to subsidiaries	216	163	276

Amounts recognized in OCI are as follow:

	2015	2016	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(53)	26	(1,198)
Changes in demographic assumptions	92	66	—
Changes in financial assumptions	(1,226)	1,736	2,658
Return on plan assets (excluding amount included in net interest expense)	647	(519)	(909)
Net	(540)	1,309	551

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2015, 2016 and 2017, with reports dated February 25, 2016, February 22, 2017 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2015, 2016 and 2017 are as follow:

	2015	2016	2017
Discount rate	9.25%	8.50%	7.25%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2016	2017	2018
Indonesian mortality table	2011	2011	2011

c.    Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2016 and 2017 are as follow:

	2016	2017
Projected other post-employment benefit obligations at beginning of year	497	502
Charged to profit or loss:
Service costs	7	6
Net interest costs	41	36
Actuarial losses recognized in OCI	20	40
Benefits paid by employer	(63)	(74)
Projected other post-employment benefit obligations at the end of year	502	510

The components of the projected other post-employment benefit cost for the years ended December 31, 2015, 2016 and 2017 are as follow:

	2015	2016	2017
Service costs	8	7	6
Net interest costs	39	41	36
Total	47	48	42

Amounts recognized in OCI are as follow:

	2015	2016	2017
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	20	2	10
Changes in demographic assumptions	(0)	0	—
Changes in financial assumptions	(9)	18	30
Net	11	20	40

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2015, 2016 and 2017, with reports dated February 25, 2016, February 22, 2017 and February 27, 2018 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2015, 2016 and 2017, are as follow:

	2015	2016	2017
Discount rate	9.00%	7.75%	5.75%
Indonesian mortality table	2011	2011	2011

d.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2016 and 2017 amounted to Rp332 billion and Rp427 billion, respectively. The related employee benefits cost charged to expense amounted to Rp53 billion, Rp82 billion and Rp62 billion for the years ended December 31, 2015, 2016 and 2017, respectively (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The actuarial losses recognized in OCI amounted to Rp48 billion, Rp33 billion and Rp72 billion for the years ended December 31, 2015, 2016 and 2017, respectively.

e.    Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2017 are as follow:

	Expected Benefits Payment
	The Company
	Funded				Post-employment	Other post-
	Defined pension	Additional pension			health care	employment
Time Period	benefit obligation	benefit obligation	Unfunded	Telkomsel	benefits	benefits
Within next 10 years	17,864	602	2,614	2,450	6,579	539
Within 10-20 years	21,667	937	261	7,997	9,995	124
Within 20-30 years	18,911	628	42	6,763	9,692	45
Within 30-40 years	12,971	72	10	1,509	3,710	2
Within 40-50 years	2,917	22	—	—	343	—
Within 50-60 years	182	17	—	—	440	—
Within 60-70 years	6	—	—	—	7	—
Within 70-80 years	0	—	—	—	—	—
Weighted average duration of DBO		9.52 years	4.4 years	11.77 years	17.64 years	3.62 years

f.    Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded
Defined pension benefit obligation	(2,028)	2,409	397	(413)
Additional pension benefit obligation	(72)	83	N/A	N/A
Unfunded	(60)	64	63	(63)
Telkomsel	(290)	331	170	(159)
Post-employment health care benefits	(2,197)	2,965	1,356	(1,150)
Other post-employment benefits	(17)	18	—	—

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp613 billion and Rp758 billion as of December 31, 2016 and 2017, respectively. The related benefit costs charged to expense amounted to Rp152 billion, Rp237 billion and Rp255 billion for the years ended December 31, 2015, 2016 and 2017, respectively (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTY TRANSACTIONS

a.    Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
The Government-Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, operation and maintenance expense, finance income, finance costs and investment in financial instruments
Government agencies	Entities under common control	Network service revenues, internet and data service revenues and other telecommunication revenues
MoCI	Entity under common control	Concession fees, radio frequency usage charges, USO charges, telecommunication service revenues and operation and maintenance expenses
Indosat	Entity under common control	Interconnection revenues, network service revenues, interconnection expenses, leased line expenses, operation and maintenance expenses
PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network service revenues, leased lines expenses, and usage of communication network system expenses
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Pegadaian (Persero) (“Pegadaian”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Garuda Indonesia (Persero) Tbk ("Garuda")	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, network service revenue, interconnection revenues, and interconnection expenses
Badan Penyelenggara Jaminan Sosial (“BPJS”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues and insurance expenses

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
PT Asuransi Jasa Indonesia (Persero) (“Jasindo”)	Entity under common control	Satellite insurance expenses and vehicle insurance expenses
INTI	Entity under common control	Purchase of property and equipment and construction service
LEN	Entity under common control	Purchase of property and equipment and construction service
State-owned banks	Entities under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
BJB	Entity under common control	Time deposits
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
Bahana TCW	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Pos Indonesia (Persero) (“Pos Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication revenues
PT Semen Indonesia (Persero) Tbk (“Semen Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication revenues
PT Pelabuhan Indonesia (Persero) (“Pelindo”)	Entity under common control	Internet and data service revenues, and other telecommunication revenues
PT Kimia Farma (Persero) Tbk (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication revenues
PT Asuransi Jiwasraya (“Jiwasraya”)	Entity under common control	Internet and data service revenues, and other telecommunication revenues
PT Sarana Multi Infrastruktur (“SMI”)	Entity under common control	Finance costs
Indonusa	Associated company	Network service revenues and data communication expenses
ILCS	Associated company	CPE expenses and operation and maintenance expenses
Teltranet	Associated company	Network service revenue, leased line and CPE expenses and operation and maintenance expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entity

Installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of property and equipment and construction service, maintenance and cleaning service expenses, and Revenue Sharing Agreement (“RSA”) revenues

Yakes	Other related entity	Medical expenses, internet and data service revenues and e-health revenues
PT Poin Multi Media Nusantara (“POIN”)	Other related entity	Cost of sales of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entity	Cost of sales of handset
PT Sandhy Putra Makmur (“SPM”)	Other related entity	Leases of buildings expenses, leases of vehicles expenses, purchase of property and equipment and construction services, utilities of maintenance and cleaning services

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entity

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards, and pulse reload voucher and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entity	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services and distribution of SIM card and pulse reload voucher
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entity	Purchase of property and equipment and construction services
PT Sarana Janesia Utama	Other related entity	Insurance expenses and professional fees
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. In 2017, the Group recorded impairment of receivables from related parties of Rp394 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b.   Transactions with related parties

The following are significant transactions with related parties:

	2015		2016		2017
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
REVENUES
Majority Stockholder
Ministry of Finance	206	0.20	207	0.18	280	0.22
Entities under common control
Government agencies	1,650	1.61	2,279	1.96	2,568	2.00
Indosat	1,020	1.00	2,167	1.86	1,789	1.39
BRI	188	0.18	181	0.16	237	0.18
Bank Mandiri	151	0.15	161	0.14	157	0.12
BTN	41	0.04	107	0.09	129	0.10
Pegadaian	89	0.09	93	0.08	115	0.09
BNI	126	0.12	136	0.12	105	0.08
Lintasarta	82	0.08	99	0.09	97	0.08
Pertamina	99	0.10	64	0.06	94	0.07
ICON Plus	63	0.06	56	0.05	62	0.05
Garuda	77	0.08	75	0.06	55	0.04
Pos Indonesia	—	—	—	—	47	0.04
Pelindo	17	0.02	—	—	40	0.03
Kimia Farma	—	—	—	—	36	0.03
Jiwasraya	—	—	—	—	35	0.03
Semen Indonesia	—	—	—	—	34	0.03
Others	422	0.41	806	0.70	387	0.29
Sub-total	4,025	3.94	6,224	5.37	5,987	4.65
Associated companies
Indonusa	60	0.06	105	0.09	112	0.09
Teltranet	—	—	23	0.02	46	0.04
Others	43	0.04	70	0.06	20	0.02
Sub-total	103	0.10	198	0.17	178	0.15
Other related entities	58	0.06	253	0.22	315	0.25
Total	4,392	4.30	6,882	5.94	6,760	5.27

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	2015		2016		2017
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
EXPENSES

Majority Stockholder
Ministry of Finance	—	—	—	—	12	0.01

Entities under common control
MoCI	5,862	8.42	5,911	7.84	6,533	7.77
PLN	738	1.06	1,037	1.38	2,269	2.70
Indosat	978	1.40	939	1.25	890	1.06
Jasindo	256	0.37	267	0.35	168	0.20
BPJS	33	0.05	—	—	49	0.06
Others	32	0.05	128	0.16	65	0.08
Sub-total	7,899	11.35	8,282	10.98	9,974	11.87
Associated companies
Indonusa	—	—	145	0.19	264	0.31
Teltranet	—	—	49	0.06	123	0.15
ILCS	—	—	4	0.01	34	0.04
Others	9	0.01	34	0.04	0	0
Sub-total	9	0.01	232	0.30	421	0.50
Other related entities
Kisel	748	1.07	771	1.02	813	0.97
Kopegtel	460	0.66	533	0.71	713	0.85
POIN	1,485	2.13	1,459	1.94	405	0.48
PMM	—	—	—	—	404	0.48
Yakes	174	0.25	192	0.25	139	0.17
Others	30	0.05	188	0.25	83	0.10
Sub-total	2,897	4.16	3,143	4.17	2,557	3.05
Total	10,805	15.52	11,657	15.45	12,964	15.43

	2015		2016		2017
		% of total		% of total		% of total
	Amount	finance income	Amount	finance income	Amount	finance income
FINANCE INCOME
Majority stockholder
Ministry of Finance	9	0.64	2	0.12	0	0.00
Entities under common control
State-owned banks	830	58.99	895	52.16	863	60.18
Government agencies	11	0.78	34	1.98	34	2.37
Others	6	0.43	5	0.29	35	2.44
Total	856	60.84	936	54.55	932	64.99

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	2015		2016		2017
		% of total		% of total		% of total
	Amount	finance costs	Amount	finance costs	Amount	finance costs
FINANCE COSTS
Majority stockholder
Ministry of Finance	76	3.06	64	2.28	54	1.95
Entities under common control
State-owned banks	1,061	42.77	1,228	43.70	820	29.61
SMI	—	—	—	—	94	3.39
Total	1,137	45.83	1,292	45.98	968	34.95

	2015		2016		2017
		% of total		% of total		% of total
	Amount	revenues	Amount	revenue	Amount	revenues
DISTRIBUTION OF SIM CARD AND PULSE RELOAD VOUCHER
Other related entities
Kisel	3,866	3.77	4,600	3.95	4,181	3.26
Tiphone	—	—	3,441	2.96	3,888	3.03
Gratika	384	0.37	408	0.35	408	0.32
Total	4,250	4.14	8,449	7.26	8,477	6.61

	2016		2017
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
PURCHASE OF PROPERTY AND EQUIPMENTS
Entities under common control
INTI	374	1.28	203	0.61
LEN	114	0.39	67	0.20
Others	39	0.13	31	0.09
Sub-total	527	1.80	301	0.90
Other related entities
Kopegtel	198	0.68	130	0.39
Kisel	66	0.23	73	0.22
Bangtelindo	84	0.29	64	0.19
SPM	73	0.25	57	0.17
Others	45	0.16	58	0.18
Sub-total	466	1.61	382	1.15
Total	993	3.41	683	2.05

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Presented below are balances of accounts with related parties:

	2016		2017
		% of total		% of total
	Amount	assets	Amount	assets
a. Cash and cash equivalents (Note 4)	19,531	10.89	19,236	9.71
b. Other current financial assets (Note 5)	1,221	0.68	1,170	0.59
c. Trade receivables - net (Note 6)	1,488	0.83	1,864	0.94
d. Other current assets
Entities under common control
MoCI	3,056	1.70	3,485	1.76
Jasindo	22	0.01	45	0.02
Others	19	0.01	15	0.01
Sub-total	3,097	1.72	3,545	1.79
Other related entities
Kisel	52	0.03	68	0.03
Sub-total	52	0.03	68	0.03
Total	3,149	1.75	3,613	1.82
e. Other non-current assets
Entities under common control
MoCI	320	0.18	2,019	1.02
Others	291	0.16	33	0.02
Sub-total	611	0.34	2,052	1.04
Other related entities	22	0.01	25	0.01
Total	633	0.35	2,077	1.05

	2016		2017
		% of total		% of total
	Amount	liabilities	Amount	liabilities
f. Trade payables (Note 13)
Majority stockholder
Ministry of Finance	—	—	29	0.03
Entities under common control
MoCI	1,288	1.74	1,561	1.81
Indosat	275	0.37	225	0.26
Others	910	1.22	108	0.12
Sub-total	2,473	3.33	1,894	2.19
Other related entities
Kopegtel	170	0.23	206	0.24
Yakes	47	0.06	55	0.06
Kisel	18	0.02	53	0.06
Bangtelindo	26	0.04	36	0.04
SPM	26	0.04	36	0.04
Others	81	0.11	104	0.12
Sub-total	368	0.50	490	0.56
Associated companies	1	0.00	47	0.05
Total	2,842	3.83	2,460	2.83

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	2016		2017
		% of total		% of total
	Amount	liabilities	Amount	liabilities
g. Accrued expenses
Majority stockholder
Ministry of Finance	12	0.02	9	0.01
Entities under common control
PLN	124	0.17	113	0.13
State-owned banks	52	0.07	22	0.03
Others	10	0.01	16	0.02
Sub-total	186	0.25	151	0.18
Other related entities	123	0.17	235	0.27
Total	321	0.44	395	0.46
h. Advances from customers
Majority stockholder
Ministry of Finance	19	0.03	19	0.02
Entity under common control
PLN	12	0.02	11	0.01
Total	31	0.05	30	0.03
i. Short-term bank loans (Note 16)	143	0.19	1,297	1.50
j. Two-step loans (Note 17a)	1,292	1.74	1,098	1.27
k. Long-term bank loans (Note 17c)	6,325	8.54	7,895	9.14
l. Other borrowings (Note 17d)	697	0.94	1,295	1.50

c.   Significant agreements with related parties

i.      The Government

The Company obtained two-step loans from the Government (Note 17a).

ii.    Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile ("GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

iii.   Others

The Company has entered into agreements with CSM and Gratika for the utilization of the Company’s satellite transponders or frequency channels of communication satellite and leased lines.

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.   Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2015		2016		2017
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	168	0.24%	427	0.57%	175	0.21%
Board of Commissioners	64	0.09%	121	0.16%	65	0.08%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32. OPERATING SEGMENT

In 2017, management rearranged the Group's business portfolios from a customer-centric approach to a Customer Facing Unit ("CFU") approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group's organizational structure to accommodate decision making and assessing performance based on the CFU approach. The change in the way of managing the Company's business portfolios and the change in the Company's organizational structure led the Board of Directors, as the Company's CODM, to change the presentation of the Group's segment information previously presented in the consolidated financial statements for the years ended December 31, 2016. Accordingly, the segment financial information in the consolidated financial statements for the years ended December 31, 2015 and December 31, 2016 were restated to conform with the presentation of segment information in the consolidated financial statements for the years ended December 31, 2017.

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segment that does not meet the disclosure requirements for a reportable segment. No Operating Segments have been aggregated to form the reportable segments.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2015
						Total	Adjustments &	Total
	Mobile	Consumer	Enterprise	WIB	Others	Segment	eliminations	consolidated
Segment results
Revenues
External revenues	71,203	8,936	16,818	5,603	122	102,682	(212)	102,470
Inter-segment revenues	4,847	2,319	4,276	11,270	—	22,712	(22,712)	—
Total segment revenues	76,050	11,255	21,094	16,873	122	125,394	(22,924)	102,470
Expenses
External expenses	(36,461)	(9,988)	(14,398)	(8,957)	(243)	(70,047)	(54)	(70,101)
Inter-segment expenses	(10,483)	(2,910)	(4,633)	(4,991)	(0)	(23,017)	23,017	—
Total segment expenses	(46,944)	(12,898)	(19,031)	(13,948)	(243)	(93,064)	22,963	(70,101)
Segment results	29,106	(1,643)	2,063	2,925	(121)	32,330	39	32,369
Other information
Capital expenditures	(11,564)	(7,604)	(3,061)	(3,982)	—	(26,211)	(190)	(26,401)
Depreciation and amortization	(12,978)	(2,500)	(1,296)	(1,893)	(13)	(18,680)	108	(18,572)
Provision recognized in current period	(136)	(226)	(611)	(33)	—	(1,006)	(4)	(1,010)

	2016
						Total	Adjustments &	Total
	Mobile	Consumer	Enterprise	WIB	Others	Segment	eliminations	consolidated
Segment results
Revenues
External revenues	83,998	10,410	15,816	5,866	19	116,109	224	116,333
Inter-segment revenues	2,724	1,877	12,877	14,451	209	32,138	(32,138)	—
Total segment revenues	86,722	12,287	28,693	20,317	228	148,247	(31,914)	116,333
Expenses
External expenses	(37,814)	(11,024)	(17,813)	(10,451)	(417)	(77,519)	358	(77,161)
Inter-segment expenses	(12,547)	(2,793)	(9,647)	(4,805)	(12)	(29,804)	29,804	—
Total segment expenses	(50,361)	(13,817)	(27,460)	(15,256)	(429)	(107,323)	30,162	(77,161)
Segment results	36,361	(1,530)	1,233	5,061	(201)	40,924	(1,752)	39,172
Other information
Capital expenditures	(12,568)	(7,085)	(3,036)	(5,729)	(1)	(28,419)	(780)	(29,199)
Depreciation and amortization	(12,808)	(2,881)	(1,386)	(1,715)	(19)	(18,809)	253	(18,556)
Provision recognized in current period	(221)	(392)	119	(238)	(1)	(733)	(10)	(743)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	2017
						Total	Adjustments &	Total
	Mobile	Consumer	Enterprise	WIB	Others	Segment	eliminations	consolidated
Segment results
Revenues
External revenues	90,073	11,105	19,130	7,439	126	127,873	383	128,256
Inter-segment revenues	3,086	287	16,801	15,305	602	36,081	(36,081)	—
Total segment revenues	93,159	11,392	35,931	22,744	728	163,954	(35,698)	128,256
Expenses
External expenses	(39,452)	(10,360)	(20,627)	(12,333)	(979)	(83,751)	(603)	(84,354)
Inter-segment expenses	(14,382)	(1,563)	(15,053)	(5,611)	(70)	(36,679)	36,679	—
Total segment expenses	(53,834)	(11,923)	(35,680)	(17,944)	(1,049)	(120,430)	36,076	(84,354)
Segment results	39,325	(531)	251	4,800	(321)	43,524	378	43,902
Other information
Capital expenditures	(15,134)	(6,544)	(3,637)	(7,120)	(11)	(32,446)	(708)	(33,154)
Depreciation and amortization	(13,560)	(2,839)	(2,136)	(2,382)	(22)	(20,939)	462	(20,477)
Provision recognized in current period	(291)	(385)	(668)	(127)	(2)	(1,473)	(21)	(1,494)

Adjustments and eliminations:

	2015	2016	2017
Segment results	32,330	40,924	43,524
Operating loss of operating business	(194)	(339)	(786)
Other eliminations and adjustments	282	(1,390)	1,195
IFRS reconciliation	(49)	(23)	(31)
Consolidated operating income	32,369	39,172	43,902

Geographic information:

	2015	2016	2017
External revenues
Indonesia	100,456	114,093	125,970
Foreign countries	2,014	2,240	2,286
Total	102,470	116,333	128,256

The revenue information above is based on the location of the customers.

There is no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2017.

	2015	2016	2017
Non-current operating assets
Indonesia	105,116	114,948	130,169
Foreign countries	1,395	2,371	3,233
Total	106,511	117,319	133,402

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2017, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

	Amounts in
	foreign
	currencies	Equivalent in
Currencies	(in millions)	Rupiah
Rupiah	—	6,737
U.S. dollar	192	2,604
Euro	0.21	3
Total		9,344

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The above balance includes the following significant agreements:

(i)  The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and Consortium NEC Corporation and PT NEC Indonesia	May 28, 2013	Procurement agreement of Sulawesi Maluku Papua Cable System (“SMPCS”) package-2
The Company and PT Industri Telekomunikasi Indonesia	May 5, 2014	Procurement and installation agreement of Outside Plant Fiber Optic ("OSP-FO") access
The Company and PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement of Dual Wavelength Division Multiplexing ("DWDM") Platform ALCATEL
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement of Metro Ethernet Platform ALU
The Company and PT Sisindokom Lintas Buana	November 23, 2015	Procurement and installation agreement of Expand Provider Edge Virtual Private Network (“PE-VPN”) Cisco
The Company and Space System/Loral, LLC	February 29, 2016	Procurement of Telkom 4 Satellite System
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut ("SKKL”) Indonesia Global Gateway
The Company and NEC Corporation	July 18, 2016	Procurement and installation agreement of Radio IP Backhaul Node-B Telkomsel Platform NEC
The Company and PT Huawei Tech Investment	October 10, 2016	Procurement and installation agreement of 10 Gigabyte Capable Passive Optical Network (“XGPON”) Platform Huawei
The Company and PT Huawei Tech Investment	November 25, 2016	Procurement and installation agreement of DWDM Platform Huawei
The Company and PT Fiberhome Technologies Indonesia and PT Abhimata Citra Abadi	December 6, 2016	Procurement and installation agreement of XGPON Platform Fiberhome
The Company and PT ZTE Indonesia	May 31, 2017	Procurement agreement for Set Top Box (“STB”) Platform ZTE
The Company and PT Asuransi Jasa Indonesia	October 31, 2017	Procurement agreement for Telkom 4 Satellite Launch Insurance Services
The Company and PT ZTE Indonesia	November 1, 2017	Procurement and installation agreement of STB 4K and Optical Network Terminal (“ONT”) Enterprise Platform ZTE
The Company and Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of SKKL Sabang-Lhoksemawe-Medan
The Company and PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
The Company and PT Lancs Arche Consumma	December 22, 2017	Procurement and installation agreement of Expand Capacity of Network Capacity DWDM Platform Coriant for NARU 2017

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

(ii)  Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of Operational and Strategic Decision Support System (“OSDSS”) Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel and PT Dimension Data Indonesia	May 25, 2016	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence RAN Transport Rollout

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b.   Borrowings and other credit facilities

(i)    As of December 31, 2017, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
				Original currency	Rupiah
Lenders	Total facility	Maturity	Currency	(in millions)	equivalent
BRI	500	March 14, 2018	Rp	—	191
BNI	500	March 31, 2018	Rp	—	305
			US$	0	1
Bank Mandiri	500	December 23, 2019	Rp	—	390
			US$	0	1
Total	1,500				888

(ii)  Telkomsel has US$3 million bond, bank guarantee and standby letter of credit facility with SCB, Jakarta. The facilities will expire on July 31, 2018. Telkomsel has issued a bank guarantee amounting to Rp20 billion (equivalent to US$1.5 million) as a frequency performance bond valid until March 24, 2016. As the date of approval and authorization for the issuance of these financial statements the bank guarantee is not extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on March 25, 2019. Under this facility, as of December 31, 2017, Telkomsel has issued a bank guarantee amounting to Rp472 billion (equivalent to US$35 million) as payment commitment guarantee for annual right of usage fee valid until April 1, 2018 and Rp20 billion (equivalent to US$1.5 million) as frequency performance bond valid until May 31, 2018 (Note 33c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2018.

Telkomsel also has a Rp2.1 trillion bank guarantee facility with BNI. The facility will expire on December 11, 2018. Telkomsel used this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to Rp52.2 billion (Note 33c.iii) and for surety bond of 2.3 GHz radio frequency amounting to Rp1.03 trillion (Note 33c.i)

(iii) TII has a US$15 million bank guarantee from Bank Mandiri and has been renewed in accordance with amendment V (five) on December 18, 2017 with a maximum credit limit of US$10 million. The facility will expire on December 18, 2018.

(iv) On December 31, 2017, Sigma has a Rp350 billion bank guarantee from BNI.

c.   Others

(i)   Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

In 2017, the Government through the MoCI established Telkomsel as the winner of the spectrum auction for a frequency of 2.3 GHz as wide as 30 MHz, at a price of Rp1.01 trillion.

Based on Decision Letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)   Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and

(ii)  Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 509 Year 2016 and No. 1896 year 2017 of the MoCI, Telkomsel is required, among other things, to:

1.   Pay an annual right of usage (Biaya Hak Penyelenggaraan ("BHP")) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.   Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 33b.ii).

Conditional Business Transfer Agreement (“CBTA”)

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

During the transition period, the Company is still able to use the radio frequency spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz at the latest until December 14, 2014.

Based on MoCI Decision Letter No. 807/KOMINFO/OJ-SOPI.4/SP.03.03/10/2016 dated October 13, 2016,  the migration process of frequency spectrum of 800 MHz has been completed and Telkomsel is able to use the frequency spectrum nationwide. Accordingly, the Company and Telkomsel agreed that the CBTA has been completed on October 21, 2016.

(ii)  Operating lease commitments

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment, land and building with terms

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

ranging from 1 to 10 years and with expiry dates between 2018 and 2027. Periods may be extended based on the agreement by both parties. Minimum lease payments charged to profit or loss in 2017 amounted to Rp3,814 billion.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2017 are as follow:

		Less than		More than
	Total	1 year	1‑5 years	5 years
As lessee	31,218	4,038	15,915	11,265
As lessor	2,362	737	1,475	150

In connection with the restructuring of its fixed wireless business (Note 33c.i), the Company is undertaking a negotiation to early terminate its operating lease arrangements, and has recorded provisions for early termination amounting to Rp666 billion and Rp202 billion which are presented as “Other Expense” in 2015 and 2016, respectively, outstanding liabilities balance of operating lease agreements due to early termination amounted to Rp300 billion has been fully paid in 2017.

(iii) Service Concession Arrangement

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 8, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

b.   Telkomsel

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 ‑ 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BPPPTI amounting to Rp83 billion.

As of December 31, 2016 and 2017, Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp178 billion and Rp115 billion, respectively.

34. CONTINGENCIES

The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (Komisi Pengawasan Persaingan Usaha or “KPPU”) for allegations of SMS cartel practices. On June 17, 2008, in case No. 26/KPPU-L/2007, the Company, Telkomsel and seven other local operators were investigated. As a result of the investigations, KPPU stated that the Company, Telkomsel and five other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Seven other local operators also filed an appeal in various courts. In relation to the case, the KPPU requested the SC to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015, the Central Jakarta District Court in case No. 03/KPPU/208/PN.JKT.PST decided that the Company, Telkomsel and seven other local operators won the case.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

35. FINANCIAL RISK MANAGEMENT

1.   Financial assets and financial liabilities

a.    Classification

i.    Financial assets

	2016	2017
Loans and receivables
Cash and cash equivalents	29,767	25,145
Trade and other receivables, net	7,900	9,564
Other current financial assets	313	1,005
Other non-current assets	210	183
Available-for-sale financial assets
Available-for-sale investments	1,158	1,541
Total financial assets	39,348	37,438

ii.   Financial liabilities

	2016	2017
Financial liabilities measured at amortized cost
Trade and other payables	13,690	15,791
Accrued expenses	11,283	12,630
Interest-bearing loans and other borrowings
Short-term bank loans	911	2,289
Two-step loans	1,292	1,098
Bonds and notes	9,323	8,982
Long-term bank loans	15,566	18,004
Obligations under finance leases	4,010	3,804
Other borrowings	697	1,295
Other liabilities	—	296
Total financial liabilities	56,772	64,189

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b.    Fair values

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2016	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,158	1,158	1,058	100	—
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,292	1,312	—	—	1,312
Bonds and notes	9,323	9,684	9,342	—	342
Long-term bank loans	15,566	15,404	—	—	15,404
Obligations under finance leases	4,010	4,010	—	—	4,010
Other borrowings	697	689	—	—	689
Total	30,888	31,099	9,342	—	21,757

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2017	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,541	1,541	1,151	17	373
	1,541	1,541	1,151	17	373
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	1,098	1,111	—	—	1,111
Bonds and notes	8,982	10,051	10,051	—	—
Long-term bank loans	18,004	18,126	—	—	18,126
Obligations under finance leases	3,804	3,804	—	—	3,804
Other borrowings	1,295	1,365	—	—	1,365
Other liabilities	296	296	—	—	296
Total	33,479	34,753	10,051	—	24,702

There is no gain or loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income in 2017 for investment classified as level 3. There is no movement between fair value hierarchy during 2017.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

c.   Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

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

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)   available-for-sale investments primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(ii)  the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

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

Financial risk management is carried out by the Corporate Finance and Financial Policy unit under policies approved by the Board of Directors. The Corporate Finance and Financial Policy unit identifies, evaluates and hedges financial risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2016		2017
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in millions)	(in millions)	(in millions)	(in millions)
Financial assets	324	6	261	7
Financial liabilities	(272)	(6,169)	(304)	(5,413)
Net exposure	52	(6,163)	(43)	(5,406)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2017 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2017
U.S. dollar (1% strengthening)	(6)
Japanese yen (5% strengthening)	(33)

A weakening of the U.S. dollar and Japanese yen against the rupiah at December 31, 2017 would have had an equal but opposite effect on the above currencies at the amounts shown above, on the basis that all other variables remain constant.

b.    Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains arising from changes in the fair value of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

As of December 31, 2017, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2016	2017
Fixed rate borrowings	(16,383)	(14,281)
Variable rate borrowings	(15,416)	(21,191)

Sensitivity analysis for variable rate borrowings

As of December 31, 2017, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp53 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.    Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2016	2017
Cash and cash equivalents	29,767	25,145
Other current financial assets	1,471	2,173
Trade and other receivables, net	7,900	9,564
Other non-current assets	210	183
Total	39,348	37,065

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance and Financial Policy Unit in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 5% of trade receivables as of December 31, 2017.

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

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2016
	Carrying	Contractual					2021 and
	amount	cash flows	2017	2018	2019	2020	thereafter
December 31, 2016
Trade and other payables	13,690	(13,690)	(13,690)	—	—	—	—
Accrued expenses	11,283	(11,283)	(11,283)	—	—	—	—
Interest bearing loans and other borrowings
Bank loans	16,477	(20,421)	(5,875)	(5,635)	(2,883)	(2,565)	(3,463)
Bonds and notes	9,323	(19,670)	(969)	(967)	(1,187)	(3,000)	(13,547)
Obligations under finance leases	4,010	(5,160)	(987)	(892)	(816)	(771)	(1,694)
Other borrowings	697	(1,007)	(60)	(118)	(164)	(153)	(512)
Two-step loans	1,292	(1,487)	(279)	(244)	(216)	(209)	(539)
Total	56,772	(72,718)	(33,143)	(7,856)	(5,266)	(6,698)	(19,755)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	2017
	Carrying	Contractual					2022 and
	amount	cash flows	2018	2019	2020	2021	thereafter
December 31, 2017
Trade and other payables	15,791	(15,791)	(15,791)	—	—	—	—
Accrued expenses	12,630	(12,630)	(12,630)	—	—	—	—
Interest bearing loans and other borrowings
Bank loans	20,293	(24,365)	(7,721)	(5,056)	(3,979)	(2,641)	(4,968)
Bonds and notes	8,982	(18,278)	(929)	(929)	(2,873)	(726)	(12,821)
Obligations under finance leases	3,804	(4,685)	(1,083)	(969)	(866)	(778)	(989)
Other borrowings	1,295	(1,759)	(220)	(303)	(285)	(266)	(685)
Two-step loans	1,098	(1,247)	(251)	(223)	(215)	(190)	(368)
Other liabilities	296	(355)	(17)	(34)	(34)	(135)	(135)
Total	64,189	(79,110)	(38,642)	(7,514)	(8,252)	(4,736)	(19,966)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the interest rates effective as of reporting dates.

The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,			exchange	New	Other	December 31,
	2017	Cash flows	Acquisition	movement	leases	changes	2017
Short term bank loans	911	1,374	—	—	—	4	2,289
Two-step loans	1,292	(228)	—	34	—	—	1,098
Bonds and notes	9,323	(342)	—	0	—	1	8,982
Long term bank loans	15,566	2,200	204	7	—	27	18,004
Other borrowings	697	600	—	—	—	(2)	1,295
Obligations under finance leases	4,010	(724)	—	—	518	(0)	3,804
Total liabilities from financing activities	31,799	2,880	204	41	518	30	35,472

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2016		2017
	Amount	Portion	Amount	Portion
Short-term debts	911	0.79%	2,289	1.79%
Long-term debts	30,888	26.63%	33,183	25.94%
Total debts	31,799	27.42%	35,472	27.73%
Equity attributable to owners of the parent company	84,163	72.58%	92,467	72.27%
Total	115,962	100.00%	127,939	100.00%

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

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

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

The Group’s debt-to-equity ratio as of December 31, 2016 and 2017 is as follows:

	2016	2017
Total interest-bearing debts	31,799	35,472
Less: cash and cash equivalents	(29,767)	(25,145)
Net debts	2,032	10,327
Total equity attributable to owners of the parent company	84,163	92,467
Net debt-to-equity ratio	2.41%	11.17%

As stated in Note 17, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2016 and 2017, the Group has complied with the externally imposed capital requirements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37. SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing activities for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
Acquisitions of property and equipment:
Credited to trade payables	4,979	6,199	5,525
Non-monetary exchange	—	636	816
Credited to obligations under finance leases	452	368	518
Interest capitalization	—	188	328
Acquisitions of intangible assets: Credited to trade payables	179	41	846

38. SUBSEQUENT EVENTS

1.On January 30, 2018, the Company, through Metranet, entered into a conditional shares subscription agreement with Cellum Global Zrt. ("Cellum"). Metranet will enclose new shares through two stages in which shares subscribed in first and second stage are amounting to US$4,000,000 and US$2,000,000, respectively. Metranet will have 30.4% ownership in Cellum after the second stage. Cellum is Hungarian company which engaged in mobile payment and commerce services solutions provider. These new shares are expected to strengthen Telecommunication, Information, Media, Edutainment, and Services (“TIMES”) portfolio, particularly strengthening the Group's Financial Technology business ecosystem.

2.Up to the date of issuance of these consolidated financial statements, the Company and its subsidiaries have drawn down and entered into a credit facility agreement:

a.On January 4, 2018 and February 13, 2018, GSD withdrew loans from 2017 facility agreement with BNI and Bank Mandiri amounting to Rp68 billion and Rp150 billion, respectively.

b.On January 10, 2018, Telkomsel amended the overdraft agreement with Deutsche Bank AG, dated April 8, 2015, for total facilities up to Rp750 billion for the purpose of financing Telkomsel’s working capital.

c.On February 9, 2018, TII entered into a credit facility agreement with The Bank of Tokyo-Mitsubishi-UFJ, Ltd. amounting to US$10 million.

d.On February 26, 2018 the Company entered a loan facility agreement with BNI for facility amounting to Rp825 billion.

3.On February 27, 2018, the Ministry of Communications and Multimedia of Malaysia has granted the amendment of Special or Additional License Conditions that the foreign shareholding in TSGN may be up to 70%.

4.On March 31, 2018, Metra signed a Sales Purchase Agreement with shareholders of PT Swadharma Sarana Informatika (“Swadharma”) for purchase of 14,600 shares and 11,837 new shares. Total of considerations paid for shares and new shares are amounted Rp397 billion. Metra will have 51% ownership in Swadharma after the acquisition. Swadharma is a company engaged in the management of computer technology facilities, especially in the banking sector. These new investments are expected to strengthen the Company business portfolio.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The accounting standards and interpretations that are issued, but not yet effective for the year ended December 31, 2017 and which have not been applied in preparing these consolidated financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Effective for annual periods beginning on or after January 1, 2018

•     IFRS 9, Financial Instruments

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9, published in July 2014, replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not intend to adopt IFRS 9 before the effective date.

The classification and measurement of financial assets, stocks, mutual funds, corporate and government bonds, and convertible bonds currently classified as available-for-sale financial assets would appear to satisfy the conditions for classification as at fair value through other comprehensive income (“FVOCI”) and hence there will be no change to the accounting for these assets. The other financial assets held by the Group include cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash) currently classified as loans and receivables and measured at  amortized cost which appear to meet the conditions for classification at amortized cost under IFRS 9. Accordingly, the Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL’’) rather than only incurred credit losses as is the case under IAS 39.

Based on the assessment completed to date, the Group expects the effect of applying the impairment requirements of IFRS 9 in the provision for impairment of receivable. The quantum of impact is not yet determinable at this time because it depends on the supportable information being made available to the Group in 2018 when the Group adopt IFRS 9.

•     IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework to determine how, when and how much revenue is to be recognised. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

IFRS 15 replaces a number of existing revenue standards, including IAS 18 - Revenue, IAS 11 - Construction Contracts and IFRIC 13 - Customer Loyalty Programmes. IFRS 15 will be effective for annual reporting periods beginning on or after January 1, 2018 with a permission for early adoption.

There are two adoption methods available for implementation. Under one method, the standard is applied retrospectively to contracts for each reporting period presented, subject to allowable practical expedients. Under the other method, the Group is allowed to use a modified retrospective approach by applying IFRS 15 only to the most current period presented, recognizing the cumulative effect of the change as an adjustment to the beginning balance of retained earnings at January 1, 2018, and provides additional disclosures comparing the results to the previous revenue guidance.

The Group has decided to apply the modified retrospective approach to adopt the standard beginning on January 1, 2018.The Group has also elected to apply the following practical expedients on the transition date:

-     Completed contracts - the Group would apply IFRS 15 only to customer contracts that are not completed on January 1, 2018 and would not adjust prior reporting periods; and

-     Contract modifications - instead of applying a retrospective approach to quantify the cumulative effects of contract modifications from the time the each modification was made; the Group would reflect the aggregate effect of all contract modifications that occur before January 1, 2018 in order to:

(i) identify satisfied and unsatisfied performance obligations;

(ii) determine the transaction price of the latest modified contract; and

(iii) allocate the transaction price to the satisfied and unsatisfied performance obligations as of January 1, 2018.

Based on the assessment completed to date, the Group identifies  the following indicative impacts to each of the Group's Customer Facing Units ("CFU"):

a)	Mobile and Consumer CFUs

Customer contracts for these mobile and consumer CFUs are relatively standard in nature. The Group has already pre-determined the services and/or package of services that it is going to offer so that customers can choose from a selection of packages that the Group sells. Given the standard nature of the products offered, the Group is already allocating revenue to all of the different components of revenue identified in customer contracts. From time to time, however, the Group also offers free promotion products as incentives. These free promotion products are likely to constitute separate performance obligations that are subject to further revenue allocation under IFRS 15. The Group is expected to continue to offer a variety of free digital and home entertainment contents to help promote its products in the market. As a result, the Group expects that there will be some reallocation of revenues between:

-“Short Messaging Services”, “Cellular Telephone", and “Cellular Internet and Data” for Mobile CFU; and

-“Fixed Telephone”, “Pay TV”, and “Internet, Data Communication and Information Technology Services” for Consumer CFU.

Reallocation of future revenues will not have any impact on the amount of cumulative revenue recognised to date by the Group.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

b)	Wholesale and International ("WIB") CFU

Wholesale telecommunication services comprise primarily of interconnection services, as well as pre-determined network services. The pre-determined network services are standardised in nature and the Group has already allocated contract revenues to all identified revenue elements under the existing practice. Given the nature of the contracts for pre-determined network services, the Group does not expect IFRS 15 to have a material impact on pre-determined network services.

Consistent with the industry practice, the Group offers volume discounts on interconnectivity charges depending on the volume of traffic used by the other telecommunication operators. For the purposes of IFRS 15, the Group has been performing an assessment to ensure that the amount of interconnectivity revenues recognised to date is capped to a level that is not subject to a significant risk of reversal in the future. The Group expects there will be an adjustment made to the opening retained earnings that will be reported in the next fiscal year to incorporate the estimation of volume discounts paid in 2018.

c)	Enterprise CFU

Many of the Enterprise CFU product offerings are bespoke in nature. The Group often custom-designs its solution services to satisfy customers’ specific needs and requirements. For the purposes of IFRS 15, the Group has undertaken a project to evaluate individual customer contracts to determine the number and nature of performance obligations promised to customers in those contracts. In some circumstances, free products that are provided to customers to fulfil solution services can now be identified as distinct performance obligations under IFRS 15. Therefore, the Group expects that there will be more performance obligations that will be identified under IFRS 15 as compared to the existing revenue standards. In addition, IFRS 15 introduces more detailed guidance to determine the stand-alone selling prices of the identified performance obligations. In effect, this will lead to a reallocation of some portion of revenues between “Internet, Data Communication and Information Technology Services” and “CPE and Terminal” sub-classifications.

IFRS 15 requires the Group to capitalise some portion of the costs incurred to acquire contracts and costs to fulfil performance obligations of contracts that are satisfied over time as an asset on the balance sheet. In contrast to the current treatment that requires the Group to expense these costs as incurred, the capitalised contract acquisition and fulfilment costs will be amortised as the Group satisfies its performance obligations over time.

The above impacts are indicative in nature and subject to further adjustments as management continues to complete the impact assessment of IFRS 15. The ultimate impact on revenues resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms of our contractual arrangements and the Group's business portfolios.

The Group is deploying a cross-functional project team dedicated to continuously assess the impact of the new standard. This team is responsible for: (i) identifying the Group's revenue streams that will be most affected by the new requirements of the standard; (ii) making the necessary changes to the Group's existing accounting policies; (iii) developing new business processes and controls; including (iv) selecting, as well as, implementing suitable systems solutions to complement the Group's accounting and billing systems to support IFRS 15.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

A non-investment entity investor can elect to retain the fair value accounting applied by its investment entity associate or joint venture. This election is made separately for each investment entity associate or joint venture, at the later of the date on which (a) the investment entity associate or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the investment entity associate or joint venture first becomes a parent. These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance since there is no investment in associates or joint venture measured at fair value through profit or loss as of December 31, 2017.

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

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance since there is no property classified as investment property as of December 31, 2017.

•     Amendments to IFRS 1, Deletion of Short-term Exemptions for First-time Adopters

IFRS 1 is amended to delete short-term exemptions for first-time adopters regarding disclosures about financial instruments, employee benefits and investment entities.

This amendment is not applicable to the Group's consolidated financial statements.

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

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance since there is no shared-based payment transaction for the year ended December 31, 2017.

•     IFRS Interpretation Committee (IFRIC) 22, Foreign Currency Transactions and Advance Consideration

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

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

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance.

Effective for annual periods beginning on or after January 1, 2019

•     IFRS 16, Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the statement of financial position of the lessee, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and/or low-value leases. The standard is not expected to significantly change accounting for lessors.

The standard is mandatory for financial years commencing on or after January 1, 2019. Early adoption of IFRS 16 is allowed provided that it is adopted together with IFRS 15. The Group does not intend to adopt the standard before its effective date.

IFRS 16 will affect primarily the accounting for the Group's operating leases as lessee. As at the reporting date, the Group has non-cancellable operating lease commitments of IDR 31,218 billion (Note  33c.ii).

However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group's profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and/or low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

•     IFRIC 23, Uncertainty over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, IFRIC 23 addresses:

-whether an entity considers uncertain tax treatments separately,

-the assumptions an entity makes about the examination of tax treatments by taxation authorities,

-how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and

-how an entity considers changes in facts and circumstances.

The Group is currently assessing on how the recognition and measurement of ongoing tax assessment would be affected by this IFRIC 23.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

•     Amendments to IFRS 3, Business Combination and IFRS 11, Joint Arrangements, previously Held Interest in a Joint Operation

IFRS 3 is amended to clarify that when an entity obtains control of a business that is a joint operation and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. The acquirer shall therefore apply the requirements for a business combination achieved in stages, including remeasuring its previously held interest in the assets and liabilities of the joint operation at fair value.

IFRS 11 is amended to clarify that a party that participates in, but does not have joint control of,a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. In such cases, previously held interests in the joint operation are not remeasured.

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance.

•     Amendments to IFRS 9, Prepayment Features with Negative Compensation

IFRS 9 is amended to clarify that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance since there is no financial assets with prepayment features as of December 31, 2017.

•     Amendments to IAS 12, Income Tax Consequences of Payments on Financial Instruments Classified as Equity

IAS 12 is amended to clarify that an entity shall recognise the income tax consequences of dividends as defined in IFRS 9 when it recognises a liability to pay a dividend. An entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance.

•     Amendments to IAS 23, Borrowing Costs Eligible for Capitalisation

IAS 23 is amended to clarify that when the entity calculates the borrowing costs eligible for capitalisation from general borrowings, the entity shall exclude from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

These ammendments are not expected to have an impact to the Group's consolidated statements of financial position or performance.

•     Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and for the

Years Ended December 31, 2015, 2016 and 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

IAS 28 is amended to provides that the entity shall apply IFRS 9 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity's net investment in an associate or joint venture.

These amendments are not expected to have an impact to the Group's consolidated statements of financial position or performance since there are no long-term interests in associates and joint ventures as of December 31, 2017.

Effective for annual periods beginning on or after January 1, 2021

IFRS 17, Insurance Contract, will be effective on January 1, 2021, are considered to be not applicable to the Group's consolidated financial statements.

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

These amendments are not expected to impact the Group’s consolidated statements of financial position or performance.